Form 20-F
period 1999-12-31
GLOBAL SOURCES LTD /BERMUDA
filed 2000-06-30
CIK 1110650

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Year Ended December 31, 1999

Commission File Number ___________

GLOBAL SOURCES LTD.______

(Exact name of Registrant as specified in its charter)

Bermuda_______________

(Jurisdiction of incorporation or organization)

Richmond House, 12 Par-la Vill Road, Hamilton HM DX, Bermuda

(Address of principal executive offices)

SECURITIES REGISTERED PURSUANT TO 12(b) OF THE ACT:

Title of each class Name of exchange on which registered

Ordinary Shares, $.01 par value Nasdaq National Market

SECURITIES REGISTERED PURSUANT TO 12(g) OF THE ACT: None

SECURITIES FOR WHICH THERE IS A REPORTING OBLIGATION

PURSUANT TO SECTION 15(d) OF THE ACT : None

As of June 15, 2000, the Registrant had 26,303,949 common shares, $.01 par value, outstanding.

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past ninety (90) days.

Yes [X] No [ ]

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 [ ] Item 18 [X]

GLOBAL SOURCES LTD.

INDEX TO

ANNUAL REPORT ON FORM 20-F

FOR FISCAL YEAR ENDED DECEMBER 31, 1999

Page

Item 1. Business Discussion .3

Item 2. Description of Property .19

Item 3. Legal Proceedings .20

Item 4. Control of Registrant????????????????????????????????????????????????????????????..????..20

Item 5. Nature of Trading Market??????????????????????????????????????????????????????????????.20

Item 6. Exchange Controls and Other Limitations

Affecting Security Holders??????????????????????????????????????????????????????????????..??????????21

Item 7. Taxation????????????????????????????????????????????????????????????????????????????23

Item 8. Selected Financial Data????????????????????????????????????????????????????????????????23

Item 9. Management's Discussion and Analysis of Financial Condition and Results of Operations??????????..25

Item 9a. Quantitative and Qualitative Disclosures About Market Risk??????????????????????????????????35

Item 10. Directors and Officers of Registrant??????????????????????????????????????????????????????36

Item 11. Compensation of Directors and Officers??????????????????????????????????????????????????.37

Item 12. Options to Purchase Securities from Registrant or Subsidiaries????????????????????????????????.38

Item 13. Interest of Management in Certain Transactions????????????????????????????????????????????41

Item 14. Not Applicable??????????????????????????????????????????????????????????????????????43

Item 15. Not Applicable??????????????????????????????????????????????????????????????????????43

Item 16. Changes in Securities and Changes in Security for Registered Securities????????????????????????..43

Item 17. Not Applicable??????????????????????????????????????????????????????????????????????46

Item 18. Financial Statements??????????????????????????????????????????????????????????????????46

Item 19. Financial Statements and Exhibits??????????????????????????????????????????????..67

FORWARD-LOOKING STATEMENTS

Except for any historical information contained herein, the matters discussed in this Annual Report on Form 20-F contain certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to our financial condition, results of operation and business. These statements relate to analyses and other information which are based on forecasts of future results and estimates of amounts not yet determinable. These statements also relate to

If one or more of these risks or uncertainties materializes, or if underlying assumptions prove incorrect, our actual results may vary materially from those expected, estimated or projected. Given these uncertainties, users of the information included in this Annual Report on Form 20-F, including investors and prospective investors are cautioned not to place undue reliance on such forward-looking statements. We do not intend to update the forward-looking statements included in this Annual

All references in this Annual Report on Form 20-F to the terms ''we,'' ''our,'' ''us,'' the ''Company'' "Trade Media" and ''Global Sources'' refer to Global Source Ltd. and its subsidiaries. All references to ''fiscal'' in connection with a year shall mean the 12 months ended December 31.

ITEM 1. BUSINESS DISCUSSION

Overview

Global Sources Ltd. [NASDAQ:GSOL] is a profitable, business-to-business, market maker that is focused on electronic commerce. We are a leading aggregator of online data from international export suppliers and of buying power from global retailers, manufacturers and distributors that import.

Global Sources Online www.globalsources.com) is the core of our electronic commerce business. Our Global Sources Transact software has order processing and EDI capabilities that facilitate international transactions. Our magazines and CD-ROMs support our transition to an electronic commerce business and enable us to serve the entire market and to raise customer awar

Global Sources' three primary business segments are online advertising services, global transaction software services, and subscriptions and print advertising services. Since 1995, Global Sources has been transforming its business from its historic basis in subscription and print advertising services to electronic commerce.

Over the past three years, its online and electronic commerce business has increased from 2% of revenue in 1996 to 28% in 1999. For the year ended December 31, 1999, Global Sources Online produced approximately $25.8 million of online advertising revenues, representing an increase of 77% over the same period in 1998, and generated income from operations of $3.6 million. Subscriptions and print advertising services generated $62.1 million in revenue and $9.4 million in income from

Global Sources is positioned to serve a very large market. Total global merchandise trade in 1998 exceeded $5.3 trillion. Asian exports in 1996 alone totaled approximately $359 billion.

We aim to be the communication, information and transaction hub for each of the vertical trading communities that we serve. Our mission is to be the essential infomediary and business-to-business market maker for volume buyers worldwide. We bring together large groups of buyers and suppliers who are fragmented and geographically dispersed.

We specialize vertically, serving trading communities for various industrial sectors, and horizontally, by providing import/export business process functionality. In 1999, we were serving eight vertical industries: consumer electronics, computer products, electronic components, telecommunications, timepieces, hardwares, fashion accessories and gifts and home products.

We emphasize serving very large buying organizations because these firms account for a disproportionately large volume of trade and are technologically advanced. The executives who use our services are senior management with large import buying power.

Recent monthly metrics include 630,000 user sessions, during which there were over 2,600,000 page views. Monthly, more than 4,000 suppliers maintain a Web site on Global Sources Online. Advertisers receive approximately 190,000 inquiries monthly through our Web site.

We are extending the functionality of Global Sources Online by enhancing our transaction software offerings with new, Web-enabled versions of Transact, our client/server software, and by adding Connect, a comprehensive, hosted document messaging service. Private Buyer Catalogs are a key component of our solution and we are launching Private Supplier Catalogs.

A key element of our growth strategy is our wider geographic scope. In 1999, we extended beyond Asia where we have established a strong presence as Asian Sources.

We believe that our services will enhance our customers' sourcing, purchasing, marketing and sales productivity. We also believe that the shift to global electronic commerce will position us to connect thousands of buyers and suppliers and to satisfy significant demand.

We have published international trade magazines since 1971, representing 29 years of experience working with export suppliers and global buyers. Since 1991, we have been a vendor of order processing software for international trade. In 1995, we launched our first Web site for this market. Our executive team has an average of 15 years experience with us, including major involvement with electronic commerce and the Internet since at least 1995.

BUSINESS OF GLOBAL SOURCES LTD.

Industry Background

Global Trade - Market Size and Growth Drivers

Global merchandise trade is growing substantially. Total global merchandise trade in 1998 exceeded U.S.$ 5.3 trillion. World trade growth is forecast to gradually recover to the trend rate of about 7.5% by 2002, while trans-Pacific trade alone is expected to double over the next 15 years. Of the current product categories covered by Global Sources, Asian exports alone totaled approximately $359 billion in 1996.

According to McKinsey & Company, the value of the world economy that is "globally contestable" - that is, open to global competitors in product, service, or asset ownership markets - will rise from approximately $4 trillion in 1995 to well over $21 trillion by 2000. They also say that the share of world GDP that is effectively globalized is set to rise from around 20 percent today to well over 50 percent in the next 10 to 15 years.

The increasing availability of global capital, advances in Internet commerce, and the role of the WTO are serving to accelerate the processes of globalization. The barriers to globalization are falling in the most developed and developing countries. As regulation is relaxed and other barriers - such as foreign exchange controls, ownership restrictions, and access to capital, infrastructure, and information - are overcome, opportunities to globalize are growing exponentially.

International Trade - From Traditional to Electronic Commerce

The environment of international trade involves numerous complex factors that do not exist in a domestic environment. These include: shipment cost and time; working and trade finance capital availability; customs, duties and/or quotas; time zones; cultural issues; and large distances between trading partners.

Trade documents have to be processed and shared between a large number of parties including buyers, suppliers, banks, air and sea carriers, government organizations, third-party quality control firms and buying agents. There are a multitude of independent logistics providers handling consolidation, forwarding, shipping, and customs services. In addition there are customs rules and processes that differ from country to country. There are different currencies, different payment systems,

Retailers and importers face tremendous competitive pressures to lower costs and improve sales effectiveness. Retailers' primary objectives are reducing inventory, minimizing closeout sales, and avoiding out-of-stock situations. Virtually all importers have to explore purchasing solutions that will achieve improvements in efficiency, costs and business process management.

In order to attract and keep consumers, retailers must increasingly offer more desirable products and prices, while optimizing factors such as product variety, inventory carrying costs, retail prices and costs of goods. Retailers therefore spend a significant portion of their time searching for merchandise and suppliers, a process known in the industry as sourcing, and increasingly require just-in-time sourcing of that merchandise. Buyers know that using the Internet for sourcing and pu

Today, most organizations source products through paper-based or semi-automated processes. These processes are costly, time consuming and complex, and often include the re-keying of information, lengthy approval cycles and significant involvement of financial and administrative personnel. International product sourcing presents additional complexities because of the maze of regulatory approvals, lender support criteria, linguistic hurdles and supplier-purchaser system incompatibility th

Traditional importing often requires the buyer to explore product offerings on a manufacturer-by-manufacturer basis. Significant resources are devoted to identifying each manufacturer of a product and comparing product offerings among manufacturers.

Many suppliers suffer from inefficient, error-prone and manually intensive order fulfillment processes. They have to dedicate significant resources to the manual entry of information from faxed purchase orders and the manual processing of the many trade documents that are required. Without fully automated and integrated electronic commerce technologies, both buyers and suppliers incur substantial extra costs in conducting international commerce.

Import decision-makers will benefit greatly from automation that enables them to quickly find and evaluate products and suppliers. This can dramatically reduce the time and cost of the sourcing process. And automating communication and transactions between trading partners will deliver significant cost, cycle time and process improvements.

Many manufacturers that want to expand their base of overseas customers face immense difficulties because they are not well known and do not have sophisticated technological resources. Marketing over the Internet increases their sales opportunities, shortens transaction cycles and reduces administration costs. However, independently establishing a presence on the Internet requires a company to expend a great deal of time and resources to attract buyers to their sites and to acquire the

The impact of the Internet and electronic commerce has repercussions that are impacting all international buyers and suppliers - offline and online. Business models are in flux, and technology "solutions" are needed yesterday. Moreover, companies have to carefully consider their core competencies versus investments in information technologies. The stage is set with the technology and audience now in place to support fundamental change in the way international trade gets done.

Trade Documentation

Electronic Commerce, for the bulk of its 20-year existence, has mostly relied on proprietary technologies and rigid communication protocols and standards - primarily EDI. However, organizations fortunate enough to participate in such digitized interactions have realized benefits in the areas of reduced administrative costs and cycle times, improved data accuracy, and enhanced business processes.

EDI never achieved the penetration that was hoped for due in large part because it was too costly and burdensome to implement. As a result, electronic communication between trading partners has been primarily limited to only the largest organizations with the majority in the U.S.

The low adoption of EDI has created "pockets of electronic commerce" within which organizations can electronically communicate and transact with only a limited number of trading partners. As a result, most organizations continue to rely on traditional, paper-based communications and transactions for at least a portion of interactions with trading partners. This practice is problematic in that paper-based communications and transactions require more time and resources to process and are

The Internet virtually guarantees that we will soon witness a one-time transformation of all business-to-business international commerce to electronic documents. The Internet has provided an inexpensive, open and direct channel between trading partners of all sizes and levels of technological sophistication and is ideally suited for international trade. The ease, low cost and benefits the Internet provides will make electronic documents an easy choice for all importers and exporters.

As an international trade market maker Global Sources has the unique ability to exploit the Internet's most salient characteristics. Web services for transaction-related documents will offer tangible transaction flow savings particularly where strong standards develop for how product and supply chain information is exchanged between importers and exporters.

Business-to-Business Electronic Commerce - Transactions and Advertising

According to Forrester Research, Inc., business-to-business electronic commerce in the United States is expected to soar to $1.3 trillion by 2003, exceeding 9% of U.S. business sales. In Asia, business-to-business electronic commerce is forecast by Dataquest to be particularly robust, jumping to $280 billion in 2003 from a current base of only $8 billion.

Business-to-business market makers/infomediaries are expected to be a major force within business-to-business electronic commerce. Bear, Stearns & Co. Inc. forecasts that business-to-business metamediaries will facilitate the exchange of more than $400 billion in 2003. Looking specifically at Asia, Dataquest also predicts that Asian manufacturers will supply more than 20% of the world's manufactured goods via global Internet-based supplier and buyer hubs by 2004.

Business-to-business online advertising is expected to follow business-to-business electronic commerce revenue growth. "Advertising" in this context should be broadly defined and will include new forms of advertising. Today, many purchasing decision makers do not yet have Internet access. However, within the next few years, Web access is expected to be virtually universal and indispensable among medium-sized and large businesses. As buyers' access increases and electronic commerce tra

According to Gartner Group, Inc., by 2003 a majority of enterprises gaining competitive advantage online will have shifted the focus of their e-business spending from building supersites to establishing partnerships with electronic market makers. In addition, through the end of 2002, 75% of manufacturers will participate in electronic marketplaces by paying subscription-based tenancy fees. Gartner Group, Inc. also predicts that by 2001, 70% of distributors who operate online will reap m

The Market Maker Opportunity

By leveraging the benefits of the Internet, vertical marketplaces and eBusiness portals are changing the way business is conducted - enabling new methods of trade, expanding relationships between buyers and sellers, minimizing friction throughout the commerce chain, and drastically reducing the costs of buying and selling.

The ubiquity of the Internet and our functionality as an international trade market maker, has the potential to reengineer supply chain management activities, shrink supply chain and commerce cycles, improve the quality of the resulting processes, and lower administrative costs.

We believe that successful market makers will provide content, tools and resources to enable buyers and suppliers to manage a wider scope of activities and responsibilities and to accomplish their jobs better, faster and smarter. We also believe that they have the capability to bring the most benefits to the most diverse population of buyers.

Business Description

Vertical Trading Communities

Global Sources serves trading communities for various industrial sectors, known as verticals. Across the vertical trading communities Global Sources currently covers, it serves over 170,000 different users, excluding online users who have not registered.

Trade Media's services have been developed primarily for retailers, distributors and manufacturers who import in volume for resale. Global Sources serves a specialized group of senior executives with large import buying power. Global Sources believes:

    over 50% of these executives are owners, partners or presidents and another 20% are vice presidents, general managers or directors;

    more than 90% of these executives are involved in selecting their company's suppliers in other countries; and

    the median volume of annual import purchases for which these executives are responsible exceeds $2 million.

Suppliers from more than 90 different countries, approximately 90% of which are currently Asian manufacturers and trading companies, are listed or represented on Global Sources' Web sites.

Global Sources believes that attracting and retaining more advertisers depends on how well it satisfies buyers with its services. We offer buyers the ability to place on its Web site customized, password-protected electronic catalogs that buyers use for purchasing from current suppliers and identifying potential suppliers. Buyers inform Global Sources of the product categories in which they are interested. We place in these catalogs images and descriptions of suppliers' products matchin g

Global Sources is transforming its business to electronic commerce because it believes that the electronic environment lets it serve buyers and suppliers more effectively and efficiently. However, regardless of which media they currently prefer, Global Sources views each of its customer relationships as a valuable asset. Global Sources uses its magazines and CD-ROMs to raise the awareness of its customers about the benefits of its online services.

The following table profiles the eight vertical trading communities Global Sources serves. Most of these are broad industrial sectors that it believes offer significant opportunities to segment into additional vertical trading communities .

OVERVIEW OF VERTICAL TRADING COMMUNITIES SERVED BY GLOBAL SOURCES (1)




	COMPUTER PRODUCTS	CONSUMER ELECTRONICS	ELECTRONIC COMPONENTS	FASHION ACCESSORIES	GIFTS & HOME PRODUCTS	HARDWARES	TELECOM PRODUCTS	TIMEPIECES

Major Product Categories	PCs & Peripherals Communications and Networking Multimedia Subsystems & Parts	Audio Video Home Office Electronics Security & Safety	Active & Passive Components Electromechanical & Interconnects Equipment, Supplies & Services Subassemblies & Parts	Apparel & Accessories Bags & Footwear Manufacturing Supplies Cosmetics & Beauty Products	Household Products Appliances Fitness & Sporting Goods Medical & Healthcare Toys & Games	Home Center/DIY Hand & Power Tools Auto Parts & Accessories Industrial Equipment & Supplies	Networks & Systems Phone & Terminals Parts & Accessories	Watches Packaging & Printing Materials Parts & Accessories Clocks

Buyer Community
Total Size	40,037	45,118	37,522	31,273	40,410	27,920	23,495	16,119
Size of Online Community	12,485	13,687	11,783	8,634	16,934	11,317	8,734	3,813
Size of Magazine / CD-ROM Community	31,391	35,642	27,844	24,072	28,143	19,083	17,013	12,359
Buying Organizations with Private Buyer Catalogs (Representative Sample)	NEC Toshiba Compaq DELL Computer Seagate Technology Actebis	Xerox Texas Instruments Epson Tandy Radio Shack Dixons Aiwa	Samsung Asia Sony Mitsubishi Electric Canon JVC Omron	Woolworths Australia Federated Dept. Stores Saks Venator Group Montgomery Wards Polo Ralph Lauren	PREL Mitsubishi Kmart Toys "R" Us Staples Office Max	Gemex Trading Markant Home Depot Grainger OBI Ace Hardware	Siemens Philips Bosch Alcatel Thomson OKI	E.Leclerc Karstadt Kingfisher Dollar General Ha-Lo Fossil

Supplier Community
Total Size Listed Online on November 9, 1999	5,749	6,531	11,750	18,171	28,586	19,079	4,626	4,344
Average Number of Advertisers per day	424	469	754	491	1,035	538	253	227
Total "Advertising" Revenue From All Media	US$ 9,187,000	US$ 8,499,000	US$ 15,722,000	US$ 7,285,000	US$ 14,852,000	US$ 7,086,000	US$ 5,326,000	US$ 3,294,000

(1) Source: Global Sources Ltd. data. Data for buyer community, average number of advertisers and total advertising revenue is from October 1998 to September 1999



The Global Sources Solution

Global Sources serves as a neutral business-to-business market maker and infomediary between numerous vertical industries or trading communities. On one side is a large, fragmented and geographically dispersed group of buyers. On the other side is a large group of geographically dispersed suppliers. These buyers and suppliers have traditionally been connected by a very inefficient supply chain, where the buying/selling process has been costly and slow for both parties. G es that greatly streamline the connections, cut costs and add value for both sides.

Since 1995, Global Sources has focused on the development of its online and electronic commerce services, using customers from its publications and software as the foundation for its online growth and transformation to electronic commerce. Global Sources Online, the core of Global Sources' electronic commerce business, has been lead generation oriented, with most revenue coming from suppliers for advertising related services. Lead generation refers to the inquiries made by buyers t

Buyers have used Global Sources' services primarily for identifying potential products and suppliers. Suppliers use Global Sources' services to identify new prospects and customers worldwide and to maintain awareness among their existing customer base. For many suppliers, Global Sources is their primary channel for sales development and growth.

Global Sources' growth strategy has three primary components: expand into new vertical trading communities and geographic markets; increase current market penetration with existing products and services; and introduce new software and services.

Global Sources is enhancing its transaction software offerings with new Web-enabled versions and is introducing Global Sources Connect, a transaction document service. The buyers and suppliers Global Sources serves, traditionally have been connected by a lengthy and inefficient production and supply chain. Global Sources intends to streamline this process through its Web site. Another key element for Global Sources' future growth strategy is to serve a wider geographic network of w /P>

The key elements of Global Sources' strategy are to:

    accelerate adoption of services by expanding and strengthening relationships with large retailers, manufacturers and distributors;

    extend its position as a leading source of industry information by continually building profiles of products, suppliers and buyers and increasing the usefulness of this data;

    expand the applicability of its software and services to increase automation of buying and selling;

    create market intelligence services based on its aggregated demand data;

    leverage buying activity, software applications and infrastructure to achieve economies of scale and to facilitate rapid market penetration and the growth of data from global suppliers;

    achieve a critical mass of product and supplier data, buyers and profiles necessary to sustain and to build transactions, revenue and profitability; and

    use magazines and CD-ROMs to satisfy all market and user needs and to encourage customers to shift to its online services.

Global Sources believes that there will be a rapid shift to business-to-business electronic commerce for international trade, and that buyers and suppliers will benefit increasingly from using Global Sources Online and its related services:




Buyer Benefits	Supplier Benefits
Faster awareness of new products	Lower cost of sales
Personalized notification of special offers	New sales channel
Lower cost of goods sold	Reduced administrative costs
Reduced inventory levels, time-to-market and administrative expenses	Controlled information technology spending and risk
Reduced cost of switching suppliers	Outsourcing of complex technology solutions
Customized news	More efficient advertising and marketing
Extensive product and supplier information	Shortened transaction cycles
A common interface to supplier catalogs	Valuable sales leads
Improved supply chain management



Global Sources also believes that as a business-to-business market maker, it is likely to have an advantage over most traditional offline businesses, allowing it to achieve increased financial returns. As Global Sources Online grows in content and usage, more buyers will be attracted and that will attract more suppliers.

Current Products and Services for Vertical Trading Communities

Global Sources launched Asian Sources magazine in 1971 to serve global buyers importing products in volume from Asia. Its group of sourcing magazines grew to where it had approximately 6,300 print advertisers annually. Global Sources began its transition to the electronic environment in 1991, offering order processing software for international trade transactions. The experience and understanding gained from this has enabled it to develop its current Internet-based software, servic e solutions.

Global Sources Online is the foundation of Global Sources' electronic commerce business. Global Sources' comprehensive order processing software and services, Global Sources Transact, extends the usefulness of its Web sites. Global Sources believes its Web sites, software and services together will connect thousands of buyers and suppliers in each of the vertical trading communities it serves.

Global Sources Online

Buyers use Global Sources Online to identify new suppliers and new products. Suppliers use Global Sources Online to market their products in an environment used by a large number of buyers. During December 1999, there were more than 725,000 user sessions and more than 2,500,000 page views on Global Sources Online. The average user session lasted just over 13 minutes.

Global Sources Online was recognized in 1999 as being among the world's top 50 Internet sites by the U.S. magazine CIO/Web Business. In 1998, Global Sources was a winner in the Technology category of the Far Eastern Economic Review's Asian Innovation Awards. In 1997, Global Sources received a Tenagra Award for Internet Marketing Excellence.

A buyer has multiple ways to interface with, or enter Global Sources' Web sites:

    the Global Sources Online Web site homepage;

    customized Private Buyer Catalogs;

    vertical trading community Web sites such as ; and

    regional and local Web sites such as or .

Buyers search Global Sources Online by product, by supplier or by country. A key feature is the common interface to supplier catalogs that makes it unnecessary for buyers to leave Global Sources' Web sites and visit various supplier Web sites, each with a different data structure and design. Another important feature is Product Alert, which notifies buyers by e-mail whenever there is new advertising or editorial content in the categories they have specified. In December 1999 3.2 million notifications to buyers. Global Sources also offers its own and third-party editorial content and information on trade, travel, conferences and exhibitions.

A supplier that contracts with Global Sources for a marketing Web site pays a fee for the development and hosting of that presence. The fee varies depending upon the number of products displayed and the duration of the contract. On Global Sources Online, Global Sources maintains Web sites for more than 4,000 advertisers per day who promote more than 75,000 products. Advertisers received more than 157,000 inquiries in December 1999, representing an increase of approximately 54%, as

Transaction Software and Services

Global Sources Transact software is a comprehensive trade management system that integrates sourcing, order processing and electronic data interchange capabilities to manage each step in the supply chain and minimize manual and paper-based transactions. It supports multiple currencies, company systems and languages as well as turn-around document generation.

Global Sources Transact works with Global Sources Online to save buyers and suppliers significant time and expense. This transaction software solution represents an affordable mechanism to connect trading partners of varying sizes and levels of technical sophistication. Global Sources believes Global Sources Transact will attract buyers and suppliers unable or unwilling to make the investment in closed or proprietary software solutions. Global Sources also sees an opp solutions to attract buyers and suppliers already using more traditional and expensive systems.

Global Sources Transact is based on the client server product known prior to November 1999 as Asian Sources eTrade. Global Sources established this business in 1991, and this software has since been purchased and installed by approximately 350 trading organizations.

Platform for Third-Party Market Makers Globally

Companies who import from Asia normally also import from other supply markets and usually also buy from domestic sources. Accordingly, Global Sources has designed its entire infrastructure and support systems to extend to new supply markets. Global Sources' applications and services are built to enable sales representatives in remote parts of the world to manage prospects, create sales and marketing materials, build and update their customers' Web sites, generate invoices and create s

In September 1999, Global Sources launched Global Sources Online and other country specific sites. At the same time, Global Sources established its new markets group to build global content through a network of local and regional Web sites based upon, and integrated with, the Global Sources Online platform.

Global Sources will provide third-party market makers with access to Global Sources technology and sales support, and provide a platform for them to bring in new products and suppliers. The content from these new markets will be made available on local and regional versions of the Global Sources Online Web sites, as well as on the main Web site itself. In addition to generating more revenue from such partnerships, Global Sources believes that it will increase the number of vertical

Sourcing Magazines and CD-ROM Supplements

Since Global Sources launched its online services in 1995, its sourcing magazines have been increasingly repositioned to play a supportive, promotional and educational role for its online services. The magazines are distributed to a mixture of paid subscribers, free prospects and trade show visitors. They contain independent editorial features including market reports and product surveys. Global Sources publishes a monthly sourcing magazine for each of the vertical trading communities tha

Global Sources' CD-ROMs provide buyers with sections of the content of Global Sources Online. They satisfy a demand from buyers for portable and fast access to Global Sources data. Each CD-ROM contains complete supplier product catalog information for the vertical trading community it serves.

Global Sources will continue to accelerate its efforts to use its magazines and CD-ROMs to shift its customers to use Global Sources Online and its related electronic commerce services.

Future Products and Services for Vertical Trading Communities

Global Sources is developing new versions of its catalog services, Global Sources Transact software and launching new trade document messaging services.

Catalog Services

There are currently two types of Global Sources private catalog - one designed for volume buyers to make their sourcing efforts more efficient, the other for suppliers, designed for marketing purposes. Global Sources Private Buyer Catalogs and Private Supplier Catalogs form a repository of structured, product and supplier data that can be used throughout the supply chain. Plus, they integrate tools for their users to use and update their data.

Global Sources has maintained personalized versions of its Web site for significant buying organizations since 1997. Partner companies set up personalized product and supplier catalogs for each of their merchandisers in a secure and private environment. In turn, Global Sources notifies the supplier community about any changes in these partners' sourcing requirements, enabling suppliers to respond instantly to big importers' demands.

From the first quarter of 2000, Global Sources will enable suppliers in its community to make use of similar private, secure catalog functionality from which they can control and direct their marketing.

Every Supplier Catalog user will be able to use their online tool to add and update products on their Global Sources Online showroom, as well as maintain their own private product catalog and e-mail or print product data on demand. They can even use their Supplier Catalog to create their own "corporate" Web site on the Internet, independently of Global Sources Online.

Global Sources Transact

New Web-enabled configurations of Global Sources Transact are currently under development.

Transact may be hosted by Global Sources, and customizable to the buyer or supplier's individual business processes. Targeted at the larger organization, Transact is available on a license rather than a rental basis, but has for the client the benefits of being able to outsource data and server maintenance to the specialist - Global Sources. Transact is also available in a version hosted by the client company themselves, giving them total control ov

Aside from the Microsoft or Netscape browser required to use Global Sources Transact Web-based services, the client/server and Web version interfaces are identical. Transact is configured to operate alongside whatever other manufacturing resource planning (MRP) or enterprise resource planning (ERP) systems that trading partners may already have in place.

Global Sources Transact is developed on Oracle's powerful 8i database, allowing flexible integration with legacy systems, robust security for mission-critical applications, and the scalability to handle even the largest and most demanding transactions.

Global Sources Connect

A new suite of electronic messaging services, Global Sources Connect, is currently in beta test for roll out in 2000. Accessed through Global Sources Online, Private Buyer Catalogs and Private Supplier Catalogs, Global Sources Connect will enable buyers and suppliers to send, receive and respond to structured electronic messages. The tool will be able to accept and deliver business documents such as RFIs (requests for information), RFQs (requests for quotations) and

We expect our Internet-based electronic document services to be very attractive to buyers and suppliers unable and unwilling to make the investment in closed proprietary software solutions. We also see an opportunity for our less expensive solutions to make headway among buyers and suppliers already using legacy systems.

Other Products and Services

Global Sources' history and local market expertise in Asia resulted in the development of Chinese language and technical Web sites, conferences and exhibitions, in addition to Global Sources' vertical market-focused products and services. The majority of these activities come under the management of Global Sources' technical electronics group, which is a provider of information to electronics engineers and electronic component buyers throughout Asia. Global Sources has three Web sites

Chinese and Technical Web Sites, Media and Events

Global Sources' history and local market expertise in Asia has allowed the development of several complementary media and activities alongside its vertical-focused products and services. The majority of these activities come under the management of our Technical Electronics Group, which is the leading provider of information to electronics engineers and electronic component buyers throughout Asia.

Web sites

Chief Executive China Online

Magazines

Asian Sources Electronics Engineer delivers the very latest high-tech components and techniques to Asia's engineering community in Chinese, Korean and English. Electronics News for China was launched in 1984 and serves China's electronics enterprise managers who are responsible for component, material, and equipment purchasing decisions. Communications & Networking China is a vital channel for executives to find information on the latest voice and data network prod

Conferences and Exhibitions

International Integrated Circuits is held in Guangzhou, Shanghai, Beijing, and Taipei for engineers and corporate/technical management - and key exhibitors include Intel, National Semiconductor, and Texas Instruments. Wireless Technologies China is held in Guangzhou and Shanghai for design engineers and management, procurement executives, and corporate management - and key exhibitors include Anritsu, Maxim, Powerwave Technologies, and Shanghai Ericsson Simtek Electroni

Customers

Global Sources has a large existing customer base among top buyers and suppliers. Listed below in alphabetical order are some of its customers.

Buyers

Global Sources emphasizes serving large buying organizations because these firms account for a disproportionately large volume of trade and are technologically advanced. The companies whose buyers have established private buyer catalogs with Global Sources have combined 1998 annual sales in excess of $760 billion. The following 20 companies are representative of the more than 90 companies currently profiled on the Global Sources Online home page:
Ace Hardware - USA	Mitsubishi - Japan
Alcatel - France	Montgomery Ward - USA
Black & Decker - USA	OfficeMax - USA
Coles Myer - Australia	Philips Singapore - Netherlands
Dell Computer - USA	Samsung Asia - Korea
Federated Department Stores - USA	Siemens - Germany
Gemex Trading - Switzerland	Staples - USA
Grainger Global Sourcing Int'l - USA	Tandy Radio Shack - USA
Home Depot - USA	Toshiba - Japan
Kmart Far East - USA	Toys "R" Us - USA

Advertisers

On a daily basis, more than 4,000 companies advertise with Global Sources. The following represent Global Sources' top 20 advertisers in terms of cash revenue since January 1, 1999:

Analog Devices	National Instruments
Billionton Systems	Raychem
Chieftec Industrial	Realtek Semiconductor
Cypress Semiconductor	Samsung Electronics
Dow Corning	STMicroelectronics
ElanVital	Sun Motor Industrial
Hyundai Electronics	Texas Instruments
MA Labs	Toshiba Electronics
Maxim Integrated Products	Vishay
Motorola Semiconductors	Wealth Metal Factory

None of the above customers represents more than 1% of Global Sources' revenues for the year 1999, and in the aggregate they accounted for approximately 3% of revenues during that period. Global Sources currently does not receive revenue from buyers for private buyer catalogs.

Foundation and History

In 1971 we launched, Asian Sources, a magazine to serve global buyers importing products in volume from Asia. Over the years our group of sourcing magazines grew, and we became one of Asia's leading providers of trade information with some 6,300 print advertisers annually. Our sourcing magazines are the foundation of all our online and electronic commerce initiatives.

We began our transition to the electronic environment in 1991, when we began offering electronic commerce and EDI tools for use by our customers. Over the years, this has evolved into the Global Sources Transact suite of tools, which enables importers to automate and link their entire purchasing process to their suppliers. Our understanding of the roles played by the various parties in international trade, has allowed us to translate the complexities involved into a comprehensive

Due to the extensive database of trade contacts that we have built up over 28 years, we anticipate that we will have relatively low customer acquisition costs compared to many other electronic commerce businesses.

Competition

Global Sources' competition varies by media type, both online and print, for transaction software and services, and by geographical focus.

The market for online market makers and business-to-business electronic commerce is intensely competitive, rapidly evolving and subject to sudden technological change. The market is highly fragmented, and no competitor is dominant. Global Sources is unable to determine its market share with any degree of certainty. Many of Global Sources ' actual and potential competitors have announced or introduced solutions that compete, at least in part, with its products and services. Global Sources

A number of companies offer solutions that compete with those of Global Sources. Classified by business type, these competitors include:

distributors	telecommunications companies
EDI software and service vendors	trade associations
government trade promotion bodies	trade magazine publishers
Internet service providers	trade show organizers
large buying organizations	trading community organizers
portals	value-added networks

In terms of geographical focus, several competitors concentrate solely on the United States. Most government-sponsored competitors focus exclusively on their own countries' suppliers and products. Lastly, some business marketplaces are closed communities that require membership and/or proprietary software to participate. Global Sources believes that its established and proven technology and its knowledge of its market provides it with the necessary capabilities to adapt to the evolving ma

Competitive Advantages

Global Sources may have the following competitive advantages:

    established communities of buyers and suppliers;

    track record as a trusted third-party;

    strong brand, built over its 28-year history;

    more than 600 sales representatives with established supplier relationships;

    extensive database of global trade contacts;

    proprietary, specialized industry content;

    vertical and horizontal specialization;

    magazines and CD-ROMs that enable it to serve the entire market and encourage all businesses to use its online services;

    resources to invest in infrastructure, software development and maintenance;

    expertise in supply chain management software development;

    diversified customer base with no advertiser representing more than 1% of revenues; and

    experienced management team with substantial Internet and electronic commerce experience, and with an in-depth knowledge of how overseas products are sourced, purchased and delivered.

Competitive Disadvantages

Global Sources may have the following competitive disadvantages:

    competitors with lower priced offerings;

    subsidized competitors;

    competitors with greater financial resources and/or technology;

    competitors with more industry expertise; and

    competitors with relationships with, and/or a strong installed base of software within, large buying organizations.

Key Relationships

Global Sources has formed important relationships with business-to-business market makers, software developers and providers, and systems integrators. Global Sources' most important agreements are set forth below.

Agreements with Business-to-Business Market Makers
Parties	Relationship	Term	Conditions/Fees
PowerNet Computer Services (PTY) Limited	Provides services in South Africa using Global Sources' services.	Five years	Up-front fee/prepayment plus revenue sharing arrangements.

Pacific Access PTY LTD	Provides services in Australia using Global Sources' services.	Four years	Up-front fee/prepayment plus revenue sharing arrangements.

Agreements with Technology Providers
Parties	Relationship	Term	Conditions/Fees
Oracle Corporation	Software and services	Annually renewable	Annual support fee
Singapore Telecommunications Limited	Provides Internet infrastructure and co-location	5 years	Monthly fee
Hong Kong Telecom	Provides co-location service for mail server	Annually renewable	Monthly fee

For the year ended December 31, 1999, Global Sources Ltd. Paid $702,000 in aggregate fee for contracts with the above technology providers. No material amounts were paid in prior years.

Global Sources also has contracts with its advertisers. Each advertiser must complete a contract that specifies the size, type, frequency and dates of advertising, the parties to the contract and the cost of the advertising. Typically, advertisers may cancel with 60 days' notice, a rate adjustment and payment of an early cancellation penalty.

Technology

Global Sources uses a combination of commercial software and internally developed systems to run its Web sites and services. Global Sources invested $1.2 million in 1996, $1.3 million in 1997, $3.1 million in 1998, and $1.8 million for the first nine months in 1999 for online services development.

Scalable and Open Platform

Platforms enable users to create, retrieve and modify the various types of data stored in a computer system. The support for Global Sources' platform applications uses standard industry database protocols.

Therefore, Global Sources can integrate its systems with products from other vendors written in traditional program languages or more innovative systems. This provides Global Sources with the flexibility to focus on designing business logic to implement complex business processes rather than spending time on complex infrastructure.

Open Internet Technologies. Global Sources' Internet offerings are based on industry standard Web technologies. Global Sources may deploy its Web offerings on any modern Internet browser platform, which means that Global Sources' Web clients do not need to load its software onto their personal computers.

Security and Encryption. All of Global Sources systems use secure socket layer, known as SSL, to encrypt sensitive communications between browsers and Web servers. SSL enables secure communication by encoding information transmitted over the Internet to make it unintelligible to all but the intended recipients.

XML. Global Sources uses Extensible Markup Language, referred to in the industry as XML, as an open communication protocol for information delivery. XML is a computer language created to search information on the Web by permitting data to be coded for content, rather than solely for presentation. XML attaches description tags to each piece of data so applications can understand the meaning of the data and process it accordingly.

Powerful and Functional Business-to-Business Catalog Platform. Global Sources has used the industry expertise of its staff to build a Web-based business-to-business catalog platform that allows multiple buyers and suppliers to connect to an electronic marketplace supporting a variety of services. Global Sources' business-to-business catalog platform provides for the creation and management of open, interactive marketplaces and the concurrent exchange of purchase orders, price, avai

Distributed Content Management and Workflow System. Global Sources global transaction software services has built a Web-based content management and workflow system to manage the flow of information from advertisers and sales representatives to its Web sites. Its sales representatives collect product information from advertisers and, if necessary, use digital cameras to take pictures of products. The pictures and information are sent to Global Sources' production units for final te

Global Sources has a central database that enables its product catalog system. Global Sources' sales representatives may connect to the database over the Web or, if Internet connectivity is poor, they may use a computer application that periodically synchronizes with the central database.

Customer Applications. Global Sources Transact is software which allows Global Sources' customers to access its database using an EDI application it has acquired for other purposes.

Application Service Provider Technology. Global Sources Transact is also deployed over the Web as a rental application using Oracle Corporation's Developer for Web technology known as Global Sources Transact Online. The customer pays an initial set up fee and monthly subscription fees thereafter, which allows it to use these applications over Global Sources Online to communicate with buyers and suppliers over the Web. Application service providers integrate the busine

Employees

As of May 31, 2000, Global Sources had approximately 512 employees worldwide. Global Sources considers its employee relationships to be satisfactory. Global Sources' employees are not represented by labor unions and it is not aware of any attempts to organize its employees.

ITEM 2. PROPERTIES

Global Sources Ltd. has maintained a presence in Asia for over 28 years. Global Sources Ltd. has offices in Hong Kong, Singapore, the Philippines and China where, in the aggregate, it leases approximately 130,000 square feet of space under cancellable arrangements with terms not longer than three years. Global Sources Ltd. also services its customers through sales representative offices located in Finland, Hong Kong, India, Indonesia, Japan, Korea, Malaysia, The Netherlands, Singapore, Ta

ITEM 3. LEGAL PROCEEDINGS

Global Sources has been named as defendant in a number of legal actions arising from normal business activities. Global Sources does not expect any of these legal actions to have a material adverse effect on its business.

ITEM 4. CONTROL OF REGISTRANT

The following tables set forth information about those persons who hold more than 10% of Global Sources Ltd common shares and the share ownership of Global Sources Ltd.'s directors and officers as a group. The information is based upon our knowledge of the share ownership of such persons on May 31, 2000.

Hung Lay Si Co Ltd. is a company organized under the laws of the Cayman Islands. It is wholly owned by the Quan Gung 1986 Trust, a trust formed under the laws of the Island of Jersey. Hill Street Trustees Limited is an Island of Jersey limited liability company whose shares are wholly owned by the partners of the Mourant Group, which is a firm based in the Island of Jersey that provides trust administration services. The partners of the Mourant Group are: Richard Jeune, Peter Mourant, Conrad Coutanche, Ian James, Alan Binnington, James Crill, Tim Herbert, Jacqueline Richomme, Elizabeth Breen, Cyman Davies, Nicola Davies, Alastair Syvret, Edward Devenport, Jonathan Speck, Beverley Lacey, Moz Scott, Julia Chapman, Jonathan Walker and Dominic Jones. Hill Street Trustees Limited is the sole beneficial owner of the Hung Lay Si Co.Ltd. shares under applicable Securities and Exchange Commission regulations.

The Quan Gung 1986 Trust (through Hung Lay Si Co. Ltd., its wholly owned subsidiary) beneficially owns approximately 61% of the Global Sources common shares. The Quan Gung 1986 Trust was formed under the laws of the Island of Jersey. We have received an opinion from Mourant du Feu & Jeune, counsel to Hill Street Trustees Limited, the trustee of the trust, that the trustee has the sole and exclusive voting, investment and dispositive power over the shares of Hung Lay Si Co. Ltd. owned by the trust; and, therefore, none of the beneficiaries or settlors of the trust has any control over such shares. This opinion also states that the trustee's powers under the trust are irrevocable and neither the settlor, the beneficiaries nor any other person has under the terms of the trust the ability to amend or revoke such powers or to remove the trustee (except in very limited circumstances such as the trustee being a lunatic or of unsound mind, or becoming bankrupt). Hill Street Trustees Limited is an Island of Jersey limited liability company whose shares are owned by partners of the Mourant Group, which is a firm based in the Island of Jersey that provides trust administration services. This counsel has also informed us that, as is typical of trusts formed under the laws of the Island of Jersey, the trustee cannot make disclosure of the names of the beneficiaries or settlor of the trust in breach of the obligations placed on it under the terms of the trust and the laws of the Island of Jersey and its duties of confidentiality. Accordingly, we do not know and may never know the identity of the beneficiaries or settlors of the Quan Gung 1986 Trust.

Common Shares Owned as Registered Number of Percentage

In the Register of Members as of May 31, 2000 Shares

Hung Lay Si Co. Ltd. 16,035,388 61.0%

Merle A. Hinrichs 4,008,221 15.2

All officers and directors as a group (11 persons) 4,011,850 15.3

ITEM 5. NATURE OF TRADING MARKET

Market Information

On April 17, 2000 our common shares began trading on the Nasdaq National Market under the trading symbol "GSOL".

Holders of Record

On May 31, 2000, we had approximately 939 holders of record.

ITEM 6. EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS

The rights of Global Sources Ltd.'s shareholders, including those persons who will become shareholders, will be governed by Bermuda law and Global Sources Ltd.'s memorandum of association and bye-laws.

The following discussion of Global Sources Ltd. common shares, and the laws governing the rights of Global Sources Ltd.'s shareholders, is based upon the advice of Appleby, Spurling & Kempe, Bermuda counsel for Global Sources Ltd.

The authorized share capital of Global Sources Ltd. after the completion of the share exchange will consist of 50,000,000 common shares, par value $0.01 per share, of which 26,303,949 common shares will be issued and outstanding.

  Holders of the common shares have no preemptive, redemption, conversion or sinking fund rights.

  Holders of the common shares are entitled to one vote per share on all matters submitted to a vote of holders of common shares and do not have any cumulative voting rights.

  In the event of a liquidation, dissolution, or winding-up of Global Sources Ltd., the holders of common shares are entitled to share ratably in the assets of Global Sources Ltd., if any, remaining after the payment of all debts and liabilities of Global Sources Ltd.

  Upon completion of the share exchange, all outstanding common shares will be fully paid and nonassessable.

  Additional authorized but unissued common shares may be issued by the board of directors without the approval of the shareholders.

The holders of common shares will receive such dividends, if any, as may be declared by the board of directors out of funds legally available for such purposes. Global Sources Ltd. may not declare or pay a dividend, or make a distribution out of contributed surplus, if there are reasonable grounds for believing that:

  it is, or after the payment would be, unable to pay its liabilities as they become due; or

  the realizable value of its assets after such payment or distribution would be less than the aggregate amount of its liabilities and its issued share capital and share premium accounts.

The following is a summary of provisions of Bermuda law and Global Sources Ltd.'s organizational documents, including the bye-laws.

Dividend Rights

Under Bermuda law, a company may declare and pay dividends unless there are reasonable grounds for believing that the company is, or would, after the payment, be unable to pay its liabilities as they become due or that the realizable value of the company's assets would thereby be less than the aggregate of its liabilities and issued share capital and share premium accounts.

Under Global Sources Ltd.'s bye-laws, each share is entitled to a dividend if, as and when dividends are declared by the board of directors. The board of directors may determine that any dividend may be paid in cash or will be satisfied in paying up in full common shares in Global Sources Ltd. to be issued to the shareholders credited as fully paid or partly paid. The board of directors may also pay any fixed cash dividend which is payable on any common shares of Global Sources Ltd. half-yearly or on other dates, whenever the position of Global Sources Ltd., in the opinion of the board of directors, justifies such payment.

Dividends, if any, on the Global Sources Ltd. common shares will be at the discretion of its board of directors and will depend on its future operations and earnings, capital requirements, surplus and general financial conditions as its board of directors may deem relevant.

Bermuda Law

Global Sources Ltd. has been designated as a nonresident under the Exchange Control Act of 1972 by the Bermuda Monetary Authority. This designation will allow Global Sources Ltd. to engage in transactions in currencies other than the Bermuda dollar.

The Registrar of Companies (Bermuda) has neither approved nor disapproved of the securities to which this prospectus relates, nor passed on the accuracy or adequacy of this prospectus, and accepts no responsibility for the financial soundness of any proposals or the correctness of any statements made or opinions expressed with regard to such securities. Approvals or permissions received from the Bermuda Monetary Authority do not constitute a guarantee by the Bermuda Monetary Authority as to the performance of Global Sources Ltd. or its creditworthiness. Accordingly, in giving such approvals or permissions, the Bermuda Monetary Authority will not be liable for the performance or the default of Global Sources Ltd. or for the correctness of any opinions or statements expressed in this prospectus.

The transfer of common shares between persons regarded as resident outside Bermuda for exchange control purposes and the issue of common shares to such persons may be effected without specific consent under the Control Act and regulations thereunder. Issues and transfers of common shares to any person regarded as resident in Bermuda for exchange control purposes require specific prior approval from the Bermuda Monetary Authority under the Control Act.

There are no limitations on the rights of persons regarded as non-resident of Bermuda for foreign exchange control purposes owning shares in Global Sources Ltd. Because Global Sources Ltd. has been designated as a non-resident for Bermuda exchange control purposes, there are no restrictions on Global Sources Ltd.' ability to transfer funds, other than funds denominated in Bermuda dollars, in and out of Bermuda or to pay dividends to United States residents who are holders of Global Sources Ltd.' shares, other than in respect of local Bermuda currency.

Under Bermuda law, share certificates are only issued in the names of corporations, partnerships or individuals. In the case of an applicant acting in a special capacity, for example an executor or a trustee, certificates may, at the request of the applicant, record the capacity in which the applicant is acting. Notwithstanding the recording of any such special capacity, Global Sources Ltd. is not bound to investigate or incur any responsibility in respect of the proper administration of any such estate or trust.

Global Sources Ltd. will take no notice of any trust applicable to any of its common shares whether or not it had notice of such trust.

As an ''exempted company'', Global Sources Ltd. is exempt from Bermuda laws which restrict the percentage of share capital that may be held by non-Bermudians. However, as an exempted company Global Sources Ltd. may not participate in designated business transactions, including:

  the acquisition or holding of land in Bermuda (except that required for Global Sources Ltd.'s business and held by way of lease or tenancy agreement for a term not exceeding fifty years or, with the consent of the Minister granted in his discretion, land held by way of lease or tenancy for a term of not more than 21 years in order to provide accommodation or recreational facilities for its officers and employees);

  the taking of mortgages on land in Bermuda to secure an amount in excess of $50,000 without the consent of the Minister of Finance of Bermuda;

  the acquisition of bonds or debentures secured on land in Bermuda, unless they are issued by the Bermuda Government or a public authority; or

  the carrying on of business of any kind in Bermuda, except in furtherance of the business Global Sources Ltd. carried on outside Bermuda or under a license granted by the Minister of Finance of Bermuda.

ITEM 7. TAXATION

Bermuda Taxation

Global Sources Ltd. has received from the Minister of Finance a written undertaking under the Exempted Undertakings Tax Protection Act, 1996 (as amended) of Bermuda, to the effect that in the event of there being enacted in Bermuda any legislation imposing tax computed on profits or income, or computed on any capital asset, gain or appreciation, or any tax in the nature of estate duty or inheritance tax, then the imposition of any such tax shall not be applicable to Global Sources Ltd. or to any of its operations or the shares, debentures or other obligations of Global Sources Ltd. until March 28, 2016. These assurances are subject to the proviso that they are not construed so as to prevent the application of any tax or duty to such persons as are ordinarily resident in Bermuda or to prevent the imposition of property taxes on any company owning real property or leasehold interests in Bermuda.

Currently there is no Bermuda withholding tax on dividends that may be payable by Fairchild (Bermuda) in respect to the holders of its common shares. No income, withholding or other taxes or stamp duty or other duties are imposed upon the issue, transfer or sale of the shares or on any payment thereunder.

ITEM 8. SELECTED FINANCIAL DATA

Five-Year Financial Summary of Trade Media

(predecessor to Global Sources Ltd.) (1)

The following summary historical financial information should be read in conjunction with the consolidated financial statements of Trade Media and related notes and ''Management's Discussion and Analysis of Financial Condition and Results of Operations .'' The summary consolidated statements of income data for each of the three years ended December 31, 1997, 1998 and 1999, and selected consolidated balance sheet data as of December 31, 1998 and 1999 are derived from, and qualified by reference to, the audited consolidated financial statements of Trade Media included elsewhere in this document.



	Year Ended December 31, (2)
	1995	1996	1997	1998	1999
	(In thousands, except per share data)
Income Statement Data:
Revenues
Online advertising services	$ -	$2,507	$5,177	$14,602	$25,795
Subscriptions and print advertising services	108,129	103,126	96,596	76,817	62,116
Global transaction software services	594	889	1,076	1,228	584
Other	3,696	4,401	3,532	3,226	3,379
Total Revenues	$112,419	$110,923	$106,381	$95,873	$91,874
Gross Profit	78,298	78,756	75,844	66,845	60,791
Income from Operations	16,743	14,592	14,556	12,577	11,756
Income before income taxes	16,909	14,526	10,828	13,133	12,404
Net Income	$15,627	$13,049	$9,490	$11,581	$10,969
Basic and diluted net income per share	$ 0.62	$ 0.52	$ 0.38	$ 0.46	$ 0.44
Cash dividends declared per share	$ 0.80	$ 0.64	$ 0.54	$ 0.80	$ 0.60
Weighted average shares outstanding (3)	25,051	25,051	25,051	25,051	25,051
Balance Sheet Data:
Cash and cash equivalents	$16,090	$21,356	$15,943	$15,713	$15,433
Total assets	53,092	56,604	49,291	46,960	46,645
Stockholders' equity	25,066	22,115	18,105	9,686	5,710
  See Note 21 of Item 18, "Financial Statements'' for a description of the accounting treatment of the transactions.
  The income statement information for the year ended December 31, 1995, and the balance sheet information as of December 31, 1995 and 1996 were derived from Trade Media's unaudited consolidated financial statements for those periods.
  Reflects the distribution ratio of the Fairchild (Bermuda) common shares on a pro forma basis immediately prior to the share exchange. Similar to a share split, the weighted average shares are calculated at the same share exchange ratio for all periods presented. See note 21 of item 18, "Financial Statements" for details of the Share Exchange Agreement



ITEM 9. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General

Global Sources Ltd. was previously known as Trade Media Holdings Ltd., which was incorporated in September 1983 under the laws of the Cayman Islands, British West Indies.

Our three business segments are online advertising services, subscriptions and print advertising services, and global transaction software services. The following discussion and analysis provide information which our management believes is relevant to assessing and understanding its consolidated results of operations and financial condition. This discussion should be read in conjunction with the consolidated financial statements and notes thereto.

In 1997, our business was adversely affected by the Asian economic crisis, which resulted in us recognizing a foreign exchange loss of $4.1 million. We recorded an exchange gain of $0.2 million and $0.4 million for 1998 and 1999, respectively.

In 1998, we experienced a $2.5 million reduction in its subscriptions and print advertising services revenues as a result of the Asian economic crisis when advertising budgets for travel markets and luxury goods were cut. At the same time, the Taiwan NT dollar depreciated by 15%, causing an additional $5.1 million decline in our revenues.

Online advertising services segment grew to $25.8 million in 1999 from $14.6 million in 1998 and $5.2 million in 1997. Our total revenues declined by 4% in 1999, as compared to 1998, and declined by 10% in 1998, as compared to 1997. These declines were offset partially by improvements in our online advertising services segment.

We believe the Asian economic crisis will have no further significant effects on our business. Any significant currency fluctuations in this region in the future, however, may adversely affect our business. We do not have any hedge agreements against foreign currency fluctuations.

Risk Factors

Global Sources Ltd. is subject to various changing competitive, economic, political and social conditions. These conditions are described below:

Dependence on the Internet and Related Services

Global Sources' business depends on the increased acceptance and use of the Internet as a medium of business-to-business e-commerce. Growth in the use of the Internet is a recent phenomenon. As a result, acceptance and use may not continue to develop at historical or anticipated rates and a sufficiently broad base of business customers may not adopt or continue to use the Internet as a medium of e-commerce. Demand and market acceptance for recently introduced services and products over the Internet are subject to uncertainty, and there exist few proven services and products.

International Markets

Approximately 93% of Global Sources' revenues are currently derived from customers in the Asia-Pacific region. As a result, Global Sources' business may be harmed by adverse political and economic events in the Asia-Pacific region. In addition, Global Sources' Asia-Pacific suppliers face competition from other emerging markets. Global Sources' strategy is to continue to expand into other international markets, which are subject to risks, including:

??regional economic conditions, such as the recent crisis in Asian markets;

??political instability;

??conflicting and changing legal and regulatory requirements;

??the application of laws and regulations restricting Global Sources' operations due to its status as a foreign competitor;

??varying tax rates in different jurisdictions;

??difficulty staffing and managing geographically dispersed operations;

??the loss of revenue, property and equipment from expropriation, nationalization, war, insurrection, terrorism and other political risks;

??adverse governmental actions, such as restrictions on transfers of funds and trade protection measures, including tariffs and export quotas; and

??fluctuations in currency exchange rates.

Exchange Rates

Global Sources operates internationally and foreign exchange rate fluctuations may have a material impact on its results of operations. Historically, currency fluctuations have been minimal on a year-to-year basis in the currencies of the countries from which Global Sources receives revenues. As a result, foreign exchange gains or losses in revenues and accounts receivable have been offset by corresponding foreign exchange losses or gains arising from expenses. However, during the Asian economic crisis of 1997 to 1998, both advertising sales and the value of Asian currencies declined, which caused a significant decline in revenues that was not proportionally offset by lower expense levels in Asian operations.

This decline in revenues occurred due to contracts being denominated and priced in foreign currencies prior to devaluations in Asian currencies. The conversion of these contract proceeds into U.S. dollars resulted in losses and reflects the foreign exchange risk assumed by Global Sources between contract signing and the conversion of cash into U.S. dollars. To the extent significant currency fluctuations occur in the New Taiwan dollar or other Asian currencies or if the Hong Kong dollar were no longer pegged to the U.S. dollar, Global Sources' profits would be affected.

Government Regulation

The laws governing Internet transactions remain largely unsettled. The adoption or modification of laws or regulations relating to the Internet may harm Global Sources' business by increasing its costs and administrative burdens. It may take years to determine whether and how existing laws apply to the Internet.

Laws and regulations directly applicable to the Internet are becoming more prevalent. Global Sources may have to comply with new regulations in countries where it does business. The growth and development of e-commerce may prompt more stringent laws. Compliance with these laws may prove difficult and may harm its business.

Volatility

Share prices of Internet-related companies have been volatile. This volatility is often not related to the operating performance of the companies. This industry volatility may reduce the price of our common shares, without regard to our operating performance. Due to this volatility, the market price of our common shares may decrease. This may make it more difficult for us to sell equity securities at a time and price that is appropriate. The market price of our common shares may fluctuate in response to the following factors, some of which are beyond our control:

??variations in our quarterly operating results;

??changes in public market analysts' estimates of our financial performance;

??changes in market valuations of similar companies;

??announcements by us or our competitors of significant contracts, acquisitions, strategic partnerships, joint ventures or capital commitments;

??additions or departures of key personnel; and

??fluctuations in trading volume.

Competition

The e-commerce industry is competitive, evolving and subject to rapid technological change. Global Sources expects the intensity of competition to increase. Competition is likely to result in price reductions, reduced margins and loss of market share, any one of which may harm Global Sources' business. Competitors vary in size, scope and breadth of the products and services offered. Global Sources may encounter competition from competitors who offer more comprehensive content, services and/or functionality. In addition, Global Sources expects competition from other established and emerging companies, as the market continues to develop and expand, resulting in increased price sensitivity for the services it offers.

To compete successfully, Global Sources must adapt to a rapidly changing market by continually improving the performance, features and reliability of its products and services or else its products and services may become obsolete. Global Sources may also incur substantial costs in modifying its products, services or infrastructure in order to adapt to these changes.

Many of Global Sources' competitors may have greater financial, technical, marketing and other resources and greater name recognition than it has. In addition, many of Global Sources' competitors may have established relationships with its current and potential suppliers and buyers and may have extensive knowledge of its industry. In the past, Global Sources has lost potential customers to competitors. In addition, current and potential competitors have established or may establish cooperative relationships among themselves or with third parties to increase the ability of their products to address customer needs. Accordingly, it is possible that new competitors or alliances among competitors may develop and rapidly acquire significant market share. Global Sources also expects that competition will increase as a result of consolidation among its competitors.

Results of Operations

The following table provides the historical revenues and income from operations for our business segments.



	1997	1998	1999
Revenues:
Online advertising services	$ 5,177	$14,602	$25,795
Subscriptions and print advertising services	96,596	76,817	62,116
Global transaction software services	1,076	1,228	584
Other	3,532	3,226	3,379
Total Revenues	106,381	95,873	91,874
Income/(loss) from Operations:
Online advertising services	$(1,585)	$ 513	$ 3,607
Subscriptions and print advertising services........??	18,878	13,921	9,392
Global transactions software services	(4,014)	(1,889)	(1,562)
Other	1,277	32	319
Total Income from Operations	$ 14,556	$12,577	$11,756



The following table presents our revenues by geographical area:

	Year Ended December 31,
	1997	1998	1999
Revenues:
Asia	$96,449	$87,654	$85,352
United States	6,403	5,630	4,618
Europe	2,630	1,783	1,159
Other	899	806	745
Consolidated	$106,381	$ 95,873	$ 91,874

1999 Compared to 1998

Consolidated Results

Online advertising revenues increased by $11.2 million in 1999 to $25.8 million. Total revenues of $91.9 million for 1999 declined by $4.0 million, or 4%, as compared to revenues of $95.9 million for year 1998. Our revenues in Hong Kong and Taiwan were lower by $5.3 million and $4.7 million, respectively, as a result of intense price competition in the subscriptions and print advertising services segment. In 1999, as a result of the Asian economic crisis, companies located in Asia reduced their advertising budgets. Accordingly, we decided to discontinue the publication of two magazines, which reduced our revenues by $2.5 million. Customers located in the United States and Europe reduced advertising spending for subscriptions and print advertising services by $1.7 million due to reduced demand for American and European products in Asia.

Gross margin as a percentage of revenue was 66% and 70% in 1999 and 1998, respectively. The decrease in 1999 was mainly due to start-up costs of $0.6 million incurred in sales business units and a $1 million increase in selling costs to promote sales activity and provide additional incentives.

Circulation, general and administrative costs as a percentage of revenues were 49% and 53% in 1999 and 1998, respectively. This improvement was $5.5 million, or 11%, due primarily to cost reduction efforts of $2.8 million resulting from the closure of two magazines. As a result of the associated reduction in circulation, our costs were further reduced by $1.0 million in magazine mailing costs and $1.0 million in print production costs. These savings are expected to continue in future periods. We also reduced sales promotion costs by $0.3 million and salaries, rental, depreciation and other overhead expenses by $0.4 million during this period due to a staff reduction. We believe these savings are temporary and future periods are not expected to benefit from these actions.

Online services development costs to fund the expansion of our online advertising services segment were $3.2 million and $3.5 million in 1999 and 1998, respectively. These costs were expensed as incurred to continue to build our online advertising service segment. In 1999, we developed a new online software service and capitalized approximately $4.6 million of software development costs. Prior to 1999, all software developed for internal use was expensed.

In 1998 and 1999, amortization of intangibles consisted of mainly copyrights, which will be fully amortized by 2001.

Our revenues earned in Hong Kong are subject to tax . In addition, we are also subject to withholding taxes on the remittance of collections principally in Taiwan, China and India.

Our subsidiary service businesses operate in Hong Kong and Singapore and are subject to income taxes in their respective jurisdictions. We reported a tax provision of $1.4 million and $1.6 million in years 1999 and 1998, respectively. The decrease in income tax for the current year was due primarily to a reduction of revenues in countries which charge income tax.

Net income was $11.0 million for 1999, as compared to $11.6 million in 1998. The marginal drop in 1999 net income was primarily due to a reduction in revenues from print advertising and subscriptions, which was substantially offset by an increase in profitability in our online advertising services and a reduction in circulation, general and administrative costs. Additionally, we reported a foreign exchange gain of $0.4 million in 1999, as compared to a foreign exchange gain of $0.2 million in 1998.

Segment Results

Online Advertising Services

Revenues in our online advertising services segment grew to $25.8 million in 1999 from $14.6 million in 1998, an increase of 77%. This increase was largely attributable to our continued focus on shifting customers from our print advertising services to our online advertising services. We also benefited from the increased marketing and sales training efforts of our online advertising services segment; and our clients' increasing willingness to accept the Internet with our online services as a way of conducting business.

Online advertising services revenues were from the following:



	1998	1999
	(in millions)

Computer Products	$ 1.7	$ 2.6
Consumer Electronics	1.2	2.2
Discontinued magazines	0.1	__
Electronic Components	2.7	5.3
Fashion Accessories	2.3	3.2
Gifts & Home Products	3.4	6.3
Hardwares	1.7	2.8
Telecom Products	1.1	1.8
Timepieces	0.4	1.2
Others	__	0.4
Total	$ 14.6	$ 25.8



Operating income in our online advertising services segment increased to $3.6 million in 1999, as compared to $0.5 million in 1998. This reflected the increase in revenues and related economies of scale.

Subscriptions and Print Advertising Services

Revenues in our subscriptions and print advertising services segment declined from $76.8 million in 1998 to $62.1 million in 1999. Subscriptions and print advertising services revenue from Hong Kong and Taiwan declined by $5.3 million and $4.7 million, respectively, as a result of intense price competition, which resulted from the Asian economic crisis and recession. Companies affected by the Asian economic crisis reduced their advertising budgets, prompting our decision to discontinue the publication of two magazines, resulting in the loss of $2.5 million in revenue. Subscriptions and print advertising services revenues from businesses in the United States and Europe declined by $1.7 million due to lower demand for American and European products in Asia. This was partially offset by an increase in subscriptions and print advertising services revenues in China.

Subscriptions and print advertising services revenues were from the following:



	1998	1999
	(in millions)

Computer Products	$ 9.2	$ 6.3
Consumer Electronics	7.3	6.5
Discontinued magazines	2.5	__
Electronic Components	12.4	10.7
Electronics Engineer	10.3	9.4
Fashion Accessories	4.9	4.1
Gifts & Home Products	10.6	9.2
Hardwares	5.7	4.5
Subscription Revenue	3.7	2.2
Telecom Products	4.6	3.6
Timepieces	3.1	2.0
Others	2.5	3.6
Total	$ 76.8	$ 62.1



Operating income in our subscriptions and print advertising services segment decreased 33% in 1999, as compared to 1998, due primarily to the reduction in revenues.

Global Transaction Software Services

Revenues in our global transaction software services segment declined by $0.6 million in 1999, as compared to 1998, primarily from the outsourcing of software maintenance services.

Operating loss in our global transaction software services segment was reduced to $1.6 million in 1999, down from a $1.9 million loss in 1998, due to reduction in software maintenance costs.

Other Operations

Our other operations consist primarily of revenue derived from conferences and seminars. Revenues increased by $0.2 million in 1999, as compared to 1998. Operating income increased by $0.3 million in 1999, as compared to 1998.

1998 Compared to 1997

Consolidated Results

Revenues of $95.9 million in 1998 declined by $10.5 million, or 11%, as compared to revenues of $106.4 million in 1997. As a result of the Asian economic crisis, the Taiwan dollar depreciated by about 15%, causing a decline of $5.1 million in our revenues. The Asian economic crisis caused exporting companies to reduce their advertising budgets, which reduced our subscriptions and print advertising services revenues by $2.3 million. This decline in revenues was offset by an increase in subscriptions and print advertising services revenues in China. Subscriptions and print advertising services revenues from customers located in the United States and Europe declined by $1.7 million due to a decline in demand for American and European products in Asia. In addition, subscription and print advertising services revenues declined by $1.7 million, reflecting a reduction in the advertising spending by the hospitality, travel and luxury goods sectors. As a result, we discontinued two magazines in December 1998.

Subscriptions and print advertising revenues from Hong Kong and Taiwan declined by $6.0 million and $4.0 million, respectively, as a result of intense competition as competitors reduced pricing because of the recession. Partially offsetting these declines was an $9.3 million increase in our online advertising and global transaction software services.

Gross margin as a percentage of revenues was 70% in 1998, compared to 71% in 1997. The slight decline was due to reduction in subscriptions and print advertising services revenues.

Circulation, general and administrative costs as a percentage of revenues improved from 56% in 1997 to 53% in 1998 as a result of cost reductions instituted in 1998 to deal with the impact of the Asian economic crisis and favorable movements in foreign currencies.

Development costs to fund the expansion of our online advertising services segment increased by $1.8 million to $3.2 million in 1998 as compared to 1997. During 1998, we employed additional staff in the development of its online advertising services, which resulted in development costs increasing by $1.3 million compared to 1997. These development costs were expensed as incurred.

Amortization of intangibles was mainly copyrights amortized during 1998, which will be fully amortized by 2001.

Foreign exchange gains (loss) improved by $4.3 million in 1998. A $4.1 million exchange loss was recognized in 1997 due primarily to the decline in currency exchange rates derived from certain currencies in Asia.

Net income was $11.6 million in 1998, a $2.1 million improvement over net income of $9.5 million in 1997.

Segment Results

Online Advertising Services

Revenues in our online advertising services segment increased 181% to $14.6 million in 1998 from $5.2 million in 1997. This increase was largely attributable to our continued emphasis on online advertising versus print advertising services; increased marketing of and sales training for our online services; and our clients' increasing acceptance of the Internet with our online services.

Online advertising services revenues were from the following:

1997 1998

(In millions)

Computer Products $ 0.7 $ 1.7

Consumer Electronics 0.3 1.2

Electronic Components 0.8 2.7

Fashion Accessories 0.9 2.3

Gifts & Home Products 1.2 3.4

Hardwares 0.6 1.8

Telecom Products 0.3 1.1

Timepieces 0.2 0.4

Other 0.2 --

Total $5.2 $14.6

Operating income in the online advertising services segment increased $2.0 million in 1998, as compared to 1997. This improvement reflected an increase in revenues and related economies of scale, offset partially by a $1.8 million increase in online services development expenditures to $3.2 million in 1998 from $1.4 million in 1997.

Subscriptions and Print Advertising Services

Revenues in our subscriptions and print advertising services segment declined from $96.6 million in 1997 to $76.8 million in 1998. As a result of the Asian economic crisis, the Taiwan NT dollar depreciated by about 15% causing a decline of $4.1 million in our revenues. The Asian economic crisis caused many exporting companies to reduce their advertising budgets. This caused a $2.3 million reduction in our subscriptions and print advertising services revenues, offset by a similar increase in subscriptions and print advertising services revenues in China. Subscriptions and print advertising services revenues from businesses located in United States and Europe also declined by $1.7 million due to reduced demand for American and European products in Asia. In addition, revenues from two magazines supported by advertisers in the hospitality, travel and luxury goods sectors decreased by $1.7 million. Revenues in Hong Kong and Taiwan declined by $6.0 million and $4.0 million, respectively, as a result of price driven competition.

Our subscriptions and print advertising services revenues were from the following:

1997 1998

(in millions)

Computer Products $ 13.2 $ 9.2

Consumer Electronics 8.7 7.3

Discontinued Magazines 3.1 2.5

Electronic Components 15.8 12.4

Electronics Engineer 11.3 10.3

Fashion Accessories 6.2 4.9

Gifts & Home Products 12.5 10.6

Hardwares 7.1 5.7

Subscription Revenue 3.7 3.7

Telecom Products 5.6 4.6

Timepieces 4.1 3.1

Other 5.3 2.5

Total $96.6 $76.8

Operating income in our subscriptions and print advertising services segment decreased 26% to $13.9 million in 1998, as compared to $18.9 million in 1997, as a result of the reduction in revenues.

Global Transaction Software Services

Operating loss in our global transaction software services segment reduced to $1.9 million in 1998 from $4 million in 1997. The improvement was due to the effect of improved cost controls.

Other Operations

Other operations consist primarily of revenue derived from conferences and seminars. Revenues decreased $0.3 million in 1998, as compared to 1997. Operating income decreased $1.2 million in 1998, compared to 1997.

Liquidity and Capital Resources

Our activities are financed out of the cash generated from our operations, supplemented by borrowings from our controlling shareholder, as necessary. We had commitments of $10.5 million and $11.4 million owing to our controlling shareholder as of December 31, 1998 and 1999, respectively. These commitments are net of advanced payments of $6.7 million and $NIL million as of December 31, 1998 and 1999, respectively. The amount owed was unsecured, has no fixed repayment terms and carries interest in the range of 2% to 3%.

Effective January 1, 2000, we executed an unsecured promissory note in the principal amount of $11.4 million to establish the repayment terms of amounts owed to the Parent Company. On January 1, 2005, we will begin repayment of this promissory note. We will make quarterly payments of principal and interest over the then following ten years. Interest will accrue beginning January 1, 2005 at the applicable U.S. Federal Funds rate.

Net cash provided by operating activities was $15.1 million and $14.6 million for the year 1999 and 1998, respectively. The primary source of cash for operating activities in 1999 was net income of $11 million and $2.4 million of non-cash adjustments to net income for depreciation and amortization expense, $2.1 million decrease in receivables from sales representatives and $1.6 million reduction in prepaid expenses and other current assets offset by a $1.1 million decrease in accounts payable. The primary source of cash for operating activities in 1998 was net income of $11.6 million and $3.0 million of non-cash adjustments to net income for non-cash depreciation and amortization expense offset partially by a $1.4 million increase in prepaid expenses and other current assets, $1.5 million increase in receivables from sales representatives and a $1.8 million decrease in accounts payable. Net cash provided by operating activities for 1997 was $17.7 million. The primary source of cash for operating activities in 1997 was $9.5 million of net income, $2.7 million of non-cash adjustments to net income for depreciation and amortization expense, a $1.5 million decrease in accounts receivable and a $2.0 million increase in accounts payable.

Net cash used for investing activities was $7.9 million in 1999, which included $8.3 million used for capital expenditures. This consisted of computers, software development and the renovation of a new office premises. Net cash used for investing activities in 1998 was $0.3 million and included $1.7 million of capital expenditures offset partially by $1.4 million received from the sale of fixed assets. Net cash used for investing activities in 1997 was $3.0 million, which included $3.1 million of capital expenditures.

Net cash used for financing activities was $7.5 million, $14.5 million and $20.0 million in 1999, 1998 and 1997, respectively, which primarily resulted from the payment of dividends.

During the year ended December 31, 1999, we entered into contracts with suppliers for the renovation of a new office premises. The outstanding commitment on these contracts as at December 31, 1999 was approximately $0.5 million. This project was completed in early 2000.

During 1999, we budgeted approximately $4.8 million for the development of our online services software. As of December 31, 1999, we have incurred costs of approximately $4.6 million. In addition, we expect to incur costs of approximately $4.5 million for this project in 2000.

Trade receivables before the allowance for doubtful accounts as of December 31, 1998 were $10.2 million, which was reduced to $8.9 million by December 31, 1999. The trade receivables less than one year old as at December 31, 1998 was 80.7%, while the statistic as at December 31, 1999 was at 85.2%. This improvement reflected our implementation of a new billing and collection monitoring system to help us monitor closely the collection performances of our outside sales representatives. We are enforcing a policy to collect advance payments from less creditworthy customers, evidenced by the $3.4 million increase in deferred income and customer prepayments in 1999.

Advance payments received from advertising customers as of December 31, 1998, and 1999 were $8.2 million and $11.5 million, respectively, improving our liquidity.

We anticipate that cash on hand and cash generated from operations will be adequate to satisfy working capital and capital expenditure requirements and commitments based on our current level of operation. However, in order to take full advantage of growth opportunities and provide for long-term increased investment in assets related to the development of online and software services segments, we expect to raise additional capital.

These investments may include:

  more and faster memory capacity for the Global Sources database;

  increased transmission bandwidth for information transfer;

  Software for enhanced transaction process management; and

  acquisitions of related operations and or technology providers.

On March 17, 2000, we entered into a credit facility with Bank of Bermuda (Isle of Man) Limited. The credit facility has a term of one year and provides a borrowing facility of up to $25.0 million, with minimum borrowings of $1.0 million. The lender may request us to secure our borrowings under the credit facility. The credit facility bears interest, payable quarterly in arrears, at the London Inter-Bank Market Rate plus 0.5%. The credit facility can be used for investments, working capital and general corporate purposes. If any payment is not made when due, the interest rate will increase by 2% on the aggregate amount outstanding and will be payable in arrears and, if not paid when due, will be compounded.

The loan may not be prepaid prior to the end of any quarter, but if the bank notifies us of its intention to charge a maintenance fee to cover its costs for the facility, we may prepay without penalty the amount outstanding within seven days of the bank's notice. When we entered into the credit facility, we paid the bank an arrangement fee of approximately sixteen thousand dollars. Our largest shareholder, Hung Lay Si Co. Ltd., has guaranteed all of the obligations under the credit facility.

On March 22, 2000, we used a portion of the credit facility, in the amount of $5.3 million to cause our wholly owned subsidiary LER Corporation to repay and cancel the loan made on March 9, 2000 from Hung Lay Si Co. Ltd. to LER. The loan to LER was used to pay U.S. taxes on income of Merle Hinrichs, our chairman and chief executive officer. Mr. Hinrichs has executed a promissory note in the amount of $5.0 million, representing his portion of the U.S. taxes on income owed, that bears interest at the Federal Funds rate plus 2%, adjusted quarterly. The interest and principal on Mr. Hinrichs' loan, which is unsecured, are due on March 8, 2002. In addition, $8.0 million of the credit facility has been used to partially fund an investment in an unaffiliated electronic commerce company. As of May 26, 2000, $13.3 million of the principal was outstanding under this credit facility.

On May 19, 2000, we invested $1.0 million in an unaffiliated electronic commerce company. Under the terms of the agreement, we further agreed to provide an unsecured cash advance repayable within two years or upon three months notice from us, of $2.0 million to the investee company. We have an option to convert this unsecured advance into equity shares in the investee company.

Year 2000

We have not experienced any material problems as a result of the Year 2000 turnover and in connection with February 29, 2000. We do not believe that any Year 2000 related issues will affect its business, results of operations or financial condition in the future.

Recent Accounting Pronouncements

In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." This statement establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. SFAS No. 133 is effective for all fiscal quarters beginning with the quarter ending March 31, 2000. In July 1999, the FASB issued SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement No. 133," which deferred the effective date for Global Sources until January 1, 2001. We are currently evaluating the financial statement impact of implementing SFAS No. 133..

ITEM 9a. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We operate our business internationally and foreign exchange rate fluctuations could have a material impact on our results of operations. Historically, currency fluctuations have been minimal on a year to year basis in the currencies of the countries where we have operations. As a result, foreign exchange gains or losses in revenues and accounts receivable have been offset by corresponding foreign exchange losses or gains arising from expenses. However, during the Asian economic crisis of 1997 to 1998, both advertising sales and the value of Asian currencies declined, which caused a significant decline in revenues, which was not fully offset by lower expense levels in Asian operations.

This decline in revenues occurred due to some contracts being denominated and priced in foreign currencies prior to the devaluation of Asian currencies. The conversion of these contract proceeds in U.S. dollars resulted in losses and reflects the foreign exchange risk assumed by us between contract signing and the conversion of cash into U.S. dollars. We believe this risk is mitigated because historically a majority (ranging between 55% to 65%) of our revenues are denominated in U.S. dollars or are received in Hong Kong dollars which are currently pegged to the U.S. dollar. To the extent significant currency fluctuations occur in the New Taiwan dollar or other Asian currencies, or if the Hong Kong dollar is no longer pegged to the U.S. dollar, our profits would be affected.

As of December 31, 1999, we had not engaged in foreign currency hedging activities.

ITEM 10. DIRECTORS AND OFFICERS OF REGISTRANT

The following table sets forth information regarding the persons who are Global Sources Ltd.'s executive officers and directors. Our board of directors consist of five members divided into three classes, the terms of which expire at the general meeting of shareholders to be held in the year indicated in the table below. Each director will hold office until his or her term expires and his or her successor has been elected and qualified. Beginning in 2000, at each general meeting of shareholders, directors nominated to a class with a term that expires in that year will be elected for a three-year term. Executive officers serve at the discretion of the board of directors. Officers are elected at the annual meeting of the directors held immediately after the annual general meeting of shareholders.

Name Position Term as Director Expires

Merle A. Hinrichs Chairman and Chief Executive Officer 2000

J. Craig Pepples Chief Operating Officer --

Spenser Au Nai Kwong President, Asian Sales --

Douwe W. Cramer President, Electronic Commerce Services --

Howard A. Finger Senior Vice President, New Markets --

Mark A. Saunderson Publisher, Technical Electronic Group --

Eddie Heng Teng Hua Vice President of Finance and Director 2001

Theresa Yiu Mak Lai Man Chief Technology Officer --

Sarah Benecke . Director 2001

David F. Jones Director 2002

Jeffrey J. Steiner Director 2000

Merle Hinrichs, one of the founders of the business, served as principal executive officer of Trade Media from 1971 through 1993 and resumed that position in September 1999. From 1994 to August 1999, Mr. Hinrichs was chairman of the ASM Group which included Trade Media. Mr. Hinrichs graduated from the University of Nebraska and the American Graduate School of International Management (Thunderbird). Mr. Hinrichs is a co-founder and former chairman of the Society of Hong Kong Publishers. He is a member of the board of trustees of Thunderbird and is a board member of the Economic Strategy Institute. Mr. Hinrichs is a director of Trade Media and is a director of Global Sources Ltd.

Craig Pepples has been the chief operating officer of Trade Media since June 1999 and is responsible for its worldwide operations, including interactive media, corporate marketing, community development, information services, human resources and finance. Mr. Pepples joined Trade Media in October 1986 in an editorial capacity, managed Trade Media's sales in China from 1989 to 1992, and served as country manager for China from 1992 to June 1999. Mr. Pepples is a member of Trade Media's management board and graduated with a B.A. in Linguistics from Yale University.

Spenser Au was appointed Trade Media's president of Asian Sales in June 1999 and is a member of Trade Media's management board. He joined Trade Media in 1978 as an account executive and moved progressively to senior management positions including regional sales manager in September 1988, associate publisher in January 1991 and publisher in 1992.

Douwe Cramer was appointed Trade Media's president of e-commerce services in January 1999 and is responsible for the development and integration of all e-commerce and transaction products and services. He is a member of Trade Media's management board. Mr. Cramer joined Trade Media in 1992 and in April 1994 was promoted to regional sales manager for its computer magazines. In 1996, he was promoted to country manager for Korea and in January 1998, he became the general manager for Trade Media's technical and electronics group.

Howard Finger became Trade Media's senior vice president of New Markets in June 1999, and is responsible for business development. He is a member of Trade Media's management board. Mr. Finger joined Trade Media in 1992 as assistant to the chairman. He established and became the general manager of Trade Media's interactive media department in June 1995. He became a vice president of Trade Media in February 1997, responsible for product development for the electronic commerce business. He graduated with a B.A. in business law from City of London Polytechnic in 1979.

Mark Saunderson has been publisher of the technical and electronics group of Trade Media since January 1994. Since 1998 his responsibilities have included China Business publications and their associated web sites. Mr. Saunderson joined Trade Media in 1990 as regional sales manager for Asian Electronics Engineer and his responsibilities were later expanded to include Electronic News for China. Mr. Saunderson's most recent focus has been on the development of the functionality, user base and revenue of Global Sources' multilingual and technical Web sites. He is a member of Trade Media's management board.

Eddie Heng has been Trade Media's vice president of finance since April 1994. He joined Trade Media in August 1993 as deputy to the vice president of finance. He received an MBA from Shiller International University in London in 1993 and is a CPA and a Fellow Member of The Association of Chartered Certified Accountants in the United Kingdom. Prior to joining Trade Media, he was the regional financial controller of Hitachi Data Systems, and a joint venture between Hitachi and General Motors. He is a director of Trade Media and is a director of Global Sources Ltd.

Theresa Yiu became Trade Media's chief technology officer in January 1998. She is responsible for the integration of all electronic offerings and heads the research and development of new technologies. She joined Trade Media in 1981 and served as vice president of information services from 1989 to 1998 and vice president of corporate circulation from 1993 to 1998.

Sarah Benecke was the principal executive officer of Trade Media from January 1994 through August 1999. She joined Trade Media in May of 1980 and has served in numerous positions, including publisher from 1988 to December 1992 and chief operating officer in 1993. She graduated with a B.A. from the University of New South Wales, Australia. Ms. Benecke is a director of Trade Media and is a director of Global Sources Ltd.

David Jones was an executive at MacQuarie Direct Investment, a venture capital firm in Sydney, Australia from 1994 to August 1999, where he was responsible for investment and strategic analysis of potential and existing portfolio companies. He joined UBS Capital in July 1999 and is currently a director of Miller's Retail Ltd., which is a customer of Trade Media. Mr. Jones has an MBA from Harvard Business School and is a mechanical engineering graduate from the University of Melbourne. Mr. Jones is a director of Trade Media and is a director of Global Sources Ltd.

Jeffrey Steiner has been a director of Fairchild since 1985. He has been the chairman of the board and chief executive officer of Fairchild from December 1985 to the present. Mr Steiner was president of Fairchild from July 1991 to November 1998. He is president of Cedco Holdings Ltd., a Bermuda corporation, and a director of The Copley Fund.

ITEM 11. COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

For the year ended December 31, 1999, Trade Media and its subsidiaries provided its ten directors and executive officers as a group aggregate remuneration, pension contributions, allowances and other benefits of approximately $3.2 million. Of that amount, $235,000 was paid under a performance based, long-term discretionary bonus plan which Trade Media implemented in 1989 for members of its senior management. Under the plan, members of senior management may, at the discretion of Trade Media, receive a long-term discretionary bonus payment. The awards, which are payable in either five years' or ten years' time, are paid to a member of senior management if his or her performance is satisfactory to Trade Media. There are seven current members of senior management and three former members of senior management who may receive payments on maturity.

In 1999, Trade Media and its subsidiaries incurred $55,000 in costs to provide pension, retirement or similar benefits to their respective officers and directors pursuant to Trade Media's retirement plan and pension plan.

On February 4, 2000, Hung Lay Si Co. Ltd. made a capital contribution of 1,600 Class A ordinary shares of Trade Media, representing a 16% equity interest in Trade Media. Trade Media in turn contributed these shares to LER Corporation, a wholly-owned Delaware subsidiary of Trade Media, for a restricted share award for the chairman and chief executive officer in recognition of his services. These Trade Media shares represent Global Sources Ltd.'s common shares following the share exchange. 501,028 Common Shares of Global Sources Ltd, representing approximately 1.9% equity interest in Global Sources Ltd, vested upon Mr. Hinrichs' entering into an employment agreement with LER. The remaining shares will vest over a 10-year period, with 350,719.3 shares vesting each year. The chairman and chief executive officer's entitlement to these shares is subject to employment, non-competition and vesting terms. All of the shares will vest immediately upon the chairman and chief executive officer's death or permanent disability, his resignation for good reason, a change of control or the termination of his employment or removal as a director by Trade Media and LER without cause. The shares shall be adjusted to account for any securities, cash and other property into which the shares may be changed through merger, share exchange, consolidation, dividend, stock split, reverse split, recapitalization, combination, reclassification or similar change in the capital structure of Global Sources Ltd.

Employment Agreements

Trade Media has an employment agreement with Merle A. Hinrichs under which he serves as its chairman and chief executive officer. The agreement contains covenants restricting Mr. Hinrichs' ability to compete with Trade Media during his term of employment and preventing him from disclosing any of Trade Media's confidential information during the term of his employment agreement and for a period of three years after the termination of his employment agreement. In addition, Trade Media retains the rights to all trademarks and copyrights acquired and any inventions or discoveries made or discovered by Mr. Hinrichs in the course of his employment. Upon a change of control of Trade Media, if Mr. Hinrichs is placed in a lesser position, ceases to be a member of Trade Media's board or there is a breach of those sections of his employment agreement relating to compensation, reimbursement, title and duties, or termination, Trade Media shall pay Mr. Hinrichs a lump sum cash payment equal to five times the sum of his base salary prior to the change of control and the bonus paid to him in the year preceding the change of control.

LER also has an employment agreement with Mr. Hinrichs under which he serves as its president and chief executive officer. Mr. Hinrichs' current compensation consists solely of his restricted share award of 4,008,221 Common Shares of Global Sources Ltd. The agreement contains covenants restricting Mr. Hinrichs' ability to compete with LER during his term of employment and preventing him from disclosing any of LER's confidential information during the term of his employment agreement and for a period of three years after the termination of his employment agreement. In addition, LER retains the rights to all trademarks and copyrights acquired and any inventions or discoveries made or discovered by Mr. Hinrichs in the course of his employment. Upon a change of control of LER, if Mr. Hinrichs is placed in a lesser position, ceases to be a member of LER's board or there is a breach of those sections of his employment agreement relating to compensation, reimbursement, title and duties, or termination, LER shall pay Mr. Hinrichs a lump sum cash payment equal to five times the sum of his base salary prior to the change of control and the bonus paid to him in the year preceding the change of control.

Trade Media has employment agreements with each of its executive officers. Each employment agreement contains a non-competition provision, preventing the employee from undertaking or becoming involved in any business activity or venture during the term of employment without notice to and the approval of Trade Media. The employee must keep all proprietary and private information of Trade Media confidential during the term of employment and for a period of three years after the termination of the agreement. Trade Media can assign the employee to work for another company if the employee's duties remain similar. In addition, Trade Media retains the rights to all trademarks and copyrights acquired and any inventions or discoveries made or discovered by the employee during the employee's term of employment. Each employment agreement contains a six month's notice provision for termination, and does not have a set term of employment. Bonus provisions are determined on an individual basis.

ITEM 12. OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES

Trade Media established The Global Sources Employee Equity Compensation Trust on December 30, 1999. The trust is administered by Harrington Trust Limited, as trustee. The purpose of the trust is to administer monies and other assets contributed by Trade Media to the trustee for the establishment of equity compensation and other benefit plans, including the equity compensation plans described below. The number of shares that may be sold pursuant to these plans is limited to the number of Trade Media shares held by the trust. On February 4, 2000 Hung Lay Si Co. Ltd. made a capital contribution to Trade Media of 1,000 Class A ordinary shares of Trade Media, representing a 10% equity interest, which subsequently contributed these shares to the trustee. These Trade Media shares represent Global Sources Ltd's common shares following the share exchange. As of the date hereof, the trust holds 2,505,138 Common Shares of Global Sources Ltd. The trust does not intend to acquire any additional shares. In exercising its powers, including the voting of securities held in the trust, the trustee may be directed by a plan committee, selected by the board of directors of Trade Media.

Global Sources Equity Compensation Plan No. I

In March 2000, Trade Media adopted the Global Sources Equity Compensation Plan No. I. Employees, directors, consultants, advisors and independent contractors of Trade Media, its subsidiaries or affiliates are eligible to receive option grants under ECP I. Options granted under ECP I will be exercisable for Global Sources Ltd shares held by the trust.

ECP I is administered by the plan committee. The plan committee determines who will receive, and the terms of, the options. The exercise price of these options may be below the fair market value of the Global Sources Ltd shares. Optionees may pay for ordinary shares purchased upon exercise of options, by check or by the delivery of other securities of Global Sources Ltd. Payment will be made to the trust. However, the maximum number of shares that may be issued to any individual in any calendar year may not exceed 25% of the total shares issued under ECP I. Options are not transferable. As of the date of this filing, Trade Media has not granted any options under ECP I.

All options held by an optionee terminate on the date of that optionee's termination for cause or resignation. Death, disability or retirement does not affect an optionee's right to exercise an option.

All outstanding options are adjusted to preserve the optionees' benefits if there is a change in the number of outstanding ordinary shares of Global Sources Ltd or an exchange for securities of a successor entity as a result of Global Sources Ltd.'s:

  reorganization;

  recapitalization;

  stock dividend; or

  stock split.

If a person or group of persons acting together becomes the beneficial owner of at least 50% of the issued and outstanding ordinary shares, by tender offer or otherwise, excluding the share exchange, all unexercised options become immediately exercisable, and all optionees will be entitled to sell to the trustee all unexercised options at a price equal to the greater of fair market value or the tender offer price.

ECP I terminates, and all optionees will be entitled to sell to the trustee all unexercised options at a price equal to the difference between the fair market value of the ordinary shares and the aggregate exercise price of the options, upon Global Sources Ltd.'s:

  dissolution or liquidation;

  reorganization, merger or consolidation; or

  sale of its business.

If none of the events above occurs, ECP I terminates in February 2010.

Global Services Equity Compensation Plan No. II

In March 2000, Trade Media adopted the Global Sources Equity Compensation Plan No. II. Employees, directors, consultants, advisors and independent contractors of Trade Media, its subsidiaries or affiliates on the date on which Trade Media or a successor entity is listed on a stock exchange or Nasdaq are eligible to receive option grants under ECP II. Options granted under ECP II will be exercisable for Global Sources Ltd shares held by the trust.

ECP II is to be administered by the plan committee. The plan committee determines who will receive options and the length of their terms. However, the initial grant to each optionee has a 95-day term. Optionees may pay for common shares purchased upon exercise of options by check or by the delivery of other securities of Global Sources Ltd. The number of common shares that optionees may purchase is based on the number of years that they have been employed by or working with Trade Media, its subsidiaries or affiliates. The exercise price of these options have been determined by the plan committee. Payment will be made to the trust. However, the maximum number of shares that may be issued to any individual in any calendar year may not exceed 25% of the total shares issued under ECP II. On each of the first three anniversaries of the listing of the ordinary shares on a stock exchange, including Nasdaq, the trustee will release one-third of the ordinary shares purchased by an optionee, if the optionee is still employed by Trade Media on these dates. The consideration paid for any common shares purchased by an optionee fired for cause or who becomes an employee of a competitor of Trade Media, but not yet released by the trustee, will be returned to the optionee by the trust, and the right to receive these shares will be forfeited. Any forfeited shares revert back to the trustee. Options are not transferable. As of the date of this filing, Trade Media has not granted any options under ECP II.

All options held by an optionee terminate on the date of that optionee's termination for cause or resignation. Death, disability or retirement do not affect an optionee's right to exercise an option.

All outstanding options are adjusted to preserve the optionees' benefits if there is a change in the number of outstanding common shares or an exchange for securities of a successor entity as a result of Global Sources Ltd.'s:

  reorganization;

  recapitalization;

  stock dividend; or

  stock split.

If a person or group of persons acting together becomes the beneficial owner of at least 50% of the issued and outstanding common shares, by tender offer or otherwise, excluding the share exchange, all unexercised options become immediately exercisable, and all optionees will be entitled to sell to the trustee all unexercised options at a price equal to the greater of fair market value or the tender offer price.

ECP II terminates on December 31, 2000 if the class of shares for which the options are exercisable is not listed on a stock exchange, including Nasdaq, and all options will be forfeited.

ECP II terminates, and all optionees will be entitled to sell to the trustee all unexercised options at a price equal to the difference between the fair market value of the ordinary shares and the aggregate exercise price of the options, upon Global Sources Ltd.'s:

  dissolution or liquidation;

  reorganization, merger or consolidation; or

  sale of its business.

If none of the events above occurs, ECP II terminates in February 2010.

Global Sources Equity Compensation Plan No. III

In March 2000, Trade Media adopted the Global Sources Equity Compensation Plan No. III. Employees and directors of Trade Media, its subsidiaries or affiliates on the date on which Trade Media or a successor entity is listed on a stock exchange or Nasdaq, are eligible to receive grants under ECP III. Coupons issued under ECP III will be redeemable for Global Sources Ltd. shares held by the trust.

Upon award, these coupons will be redeemed for common shares held by the trust on the date the common shares are listed on a securities exchange, including Nasdaq, for each person who remains employed by Trade Media on that date. As of the date of this filing, the outstanding coupons will be redeemable for a defined amount of compensation payable in shares of Global Sources Ltd. common shares which will be transferred from the trust to the coupon holders. The number of shares will be determined by dividing the amount of compensation awarded by an amount determined by the plan committee, however, the maximum number of shares that may be issued to any individual in any calendar year may not exceed 25% of the total shares awarded under ECP III. On each of the first three annual anniversaries of the listing of the common shares on a securities exchange, including Nasdaq, the trustee will release one-third of the shares granted to each coupon holder if that coupon holder is still employed by Trade Media on these dates. Any common shares received under ECP III, but not yet released by the trustee, by an employee who is subsequently fired for cause or who becomes an employee of a competitor of Trade Media, are forfeited and revert back to the trustee for future use. Coupons are not transferable.

All outstanding ordinary shares are adjusted to preserve the interests of the holders of these ordinary shares of Trade Media if there is a change in the number of outstanding ordinary shares or an exchange for securities of a successor entity as a result of Global Sources Ltd's:

  reorganization;

  recapitalization;

  stock dividend; or

  stock split.

If the common shares are not listed on a securities exchange, including Nasdaq, by January 1, 2003, the holders of the coupons, if still employed by Trade Media, may sell these coupons to Trade Media at the value of the coupon on the date of grant.

The securities and any cash held by the trustee shall be distributed in equal shares to people who received these coupons, and ECP III shall terminate upon Global Sources Ltd.'s:

  dissolution or liquidation;

  reorganization, merger or consolidation; or

  sale of its business.

If none of the above events occurs, ECP III terminates in February 2010.

ITEM 13. INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS

On December 31, 1999, Trade Media had $11,404,000 in net intercompany obligations due to its controlling shareholder. These obligations arose from:

  the transfer of intangibles, including copyrights for magazines, from Hung Lay Si Co. Ltd. to Trade Media after its incorporation in 1983; and

  allocations of operating expenses from Hung Lay Si Co. Ltd. and its affiliates to Trade Media, as described in the last paragraph of Note 10 to the Consolidated Financial Statements of Trade Media.

Effective January 1, 2000, Trade Media executed an unsecured promissory note in the principal amount of $11,404,000 to establish the repayment terms of these intercompany obligations owed to Hung Lay Si Co. Ltd. On January 1, 2005, Trade Media will begin repayment of this promissory note. Trade Media will make quarterly payments of principal and interest over the following ten years. Interest will accrue beginning on January 1, 2005 at the U.S. Federal Funds rate on the following business day and will be adjusted quarterly. For each subsequent interest period, the interest rate will be the U.S. Federal Funds rate on the first business day of the applicable calendar quarter. If Trade Media fails to make a timely payment, the interest rate on that payment will be adjusted quarterly to equal 2% over the U.S. Federal Funds rate on the first business day of each calendar quarter that payment and the accrued but unpaid interest are outstanding until that payment is made. The interest that accrues on the unpaid amount will be payable quarterly unless Hung Lay Si Co. Ltd. demands immediate payment. If Trade Media fails to make a payment, Hung Lay Si Co. Ltd. may also accelerate the promissory note and demand full payment.

Trade Media has extended loans to 14 members of its senior management who are living abroad, for the sole purpose of financing the purchase or lease of a residence. The loans for the purchase of a residence are secured by that residence, bear interest at a rate of LIBOR plus 2 to 3%, generally have a term of ten years and become due and payable immediately upon the termination of the employee's employment with Trade Media. The loans for the lease of a residence are unsecured, interest free and are repayable in equal monthly installments over the period of the lease, which is typically less than or equal to twelve months. The maximum loan amounts are limited to the lower of the aggregate of two years' gross compensation of the borrower or $500,000. The loans were made upon terms and subject to conditions that are more favorable to the borrowers than those that would customarily be applied by commercial lending institutions in the borrower's country of employment. Since the beginning of 1996, the largest aggregate amount of indebtedness of Mr. Saunderson, Mr. Au, Mr. Cramer, Mr. Finger, Mr. Pepples and Ms. Benecke to Trade Media, outstanding at any time during such period, was approximately $374,017, $114,653, $5,780, $56,232, $40,733 and $531,082, respectively. As of December 31, 1999, the indebtedness of Mr. Saunderson, Mr. Au, Mr. Finger and Mr. Pepples to Trade Media was approximately $278,907, $74,151, $43,673 and $20,498 respectively. Mr. Cramer and Ms. Benecke have repaid their respective loans in full. Mr. Saunderson's loan is secured, bears interest at a rate of LIBOR plus 3%, has a term of ten years and becomes due and payable immediately if he ceases to be an employee of Trade Media, becomes insolvent or dies. Mr. Au's loan is secured against the amount due to him under the Asian Sources Retirement Plan (Hong Kong), is interest free although the interest earned on the amount due to him under the retirement plan is payable to Trade Media and has no fixed term of payment. Mr. Finger's loan is unsecured and interest free and will be paid in full by October 2000. Mr. Cramer's loan was interest free and unsecured. Ms. Benecke's loan was secured and bore interest at a rate of LIBOR plus 2%. Mr. Pepples' loan is unsecured and interest free and will be repaid in full by June 2000.

Trade Media leases approximately 100,000 square feet of its office facilities from affiliated companies under cancelable operating leases and incurs building maintenance services fees to those affiliated companies. Trade Media incurred rental and building services expenses of $1,413,414 during the year ended December 31, 1999.

On March 17, 2000 Trade Media entered into a credit facility with Bank of Bermuda (Isle of Man) Limited. The credit facility has a term of one year and provides for borrowings of up to $25.0 million, with minimum borrowings of $1.0 million. The lender may request security from time to time to secure borrowings under the credit facility. The credit facility bears interest, payable quarterly in arrears, at the London Inter-Bank Market Rate plus 0.5%. The credit facility may be used by Trade Media for investments, working capital and general corporate purposes. If any payment is not made when due, the interest rate will increase by 2% on the aggregate amount outstanding and will be payable in arrears and, if not paid when due, will be compounded. The loan may not be prepaid prior to the end of any quarter, but if the bank notifies Trade Media of its intention to charge a maintenance fee to cover its costs for the facility, Trade Media may prepay without penalty the amount outstanding within seven days of the bank's notice. When Trade Media entered into the credit facility, it paid the bank an arrangement fee of approximately $16,000. Hung Lay Si Co. Ltd. has guaranteed all of Trade Media's obligations under the credit facility.

On March 9, 2000, LER Corporation borrowed $5,260,032.80 from Hung Lay Si Co. Ltd. to pay U.S. taxes on income to Merle Hinrichs, Trade Media's president and chief executive officer. On March 22, 2000, Trade Media used a portion of its $25.0 million credit facility with Bank of Bermuda to cause its wholly owned subsidiary LER to repay and cancel the loan from Hung Lay Si Co. Ltd. to LER. On March 9, 2000, LER loaned $5,008,869 to Mr. Hinrichs for the purpose of providing funds for payment of his portion of the required U.S. tax payments. The loan to Mr. Hinrichs bears interest at the Federal Funds rate plus 2%. The interest and principal of this loan, which is unsecured, are due on March 8, 2002.

Effective May 1, 2000, Trade Media engaged The Fairchild Corporation to provide financial, legal and certain other services to Trade Media for a fee of $41,667 per month. These services can be terminated at any time, by either party without penalty and with immediate effect.

For further information on these transactions, see Note 22 (iii) and (iv) to the Consolidated Financial Statements of Trade Media.

Management of Trade Media believes these transactions are commercially reasonable in the jurisdictions where Trade Media operates and for its employees where they reside or work.

Prior to the spin-off, Fairchild Technologies (Bermuda) purchased the optical disc equipment business from Fairchild Technologies USA in exchange for a promissory note. In consideration for that business, Fairchild Technologies (Bermuda) issued a promissory note to Fairchild Technologies USA. On December 14, 1999, Fairchild Technologies (Bermuda) entered into an agreement, effective December 1, 1999, under which Convac Technologies Ltd. acquired the optical disc equipment business immediately after the spin-off and prior to the share exchange. All of the consideration from the sale was used to repay the promissory note issued to Fairchild Technologies USA.

All these transactions had occurred as of April 14, 2000.

ITEM 14 & 15. INTENTIONALLY OMITTED

ITEM 16. CHANGES IN SECURITIES AND CHANGES IN SECURITY FOR REGISTERED SECURITIES

We are required to comply with the reporting requirements of the Securities Exchange Act of 1934, as amended, applicable to a foreign private issuer. We will file annually this Form 20-F no later than six months after the close of our fiscal year, which is December 31. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. We intend, although we are not obligated to do so, to furnish our shareholders with quarterly reports by mail with the assistance of a corporate services provider, which will include unaudited interim financial information prepared in conformity with U.S. GAAP for each of the three quarters of each fiscal year following the end of each such quarter. We may discontinue providing quarterly reports at any time without prior notice to our shareholders.

The registration statement, with exhibits, as well as such reports and other information, may be inspected and copied at the public reference facilities maintained by the Securities and Exchange Commission at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549; and at the regional offices of the Securities and Exchange Commission at Seven World Trade Center, 13th Floor, New York, New York 10048, and at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material may be obtained from the Public Reference Section of the Securities and Exchange Commission, 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates.

Future reports and other information may also be inspected at the offices of the Nasdaq National Market, 1735 K Street, N.W., Washington, D.C. 20006.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLOBAL SOURCES LTD.

By: /s/ EDDIE HENG

Eddie Heng, Vice President of Finance and Director

Date: June 30, 2000

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant, in their capacities and on the dates indicated.
By:	/s/	MERLE A. HINRICHS	Chairman, Chief Executive	June 30, 2000
		Merle A. Hinrichs	Officer and Director

By:	/s/	J. CRAIG PEPPLES	Chief Operating Officer	June 30, 2000
		J. Craig Pepples	and Director

By:	/s/	SPENSER AU NAI KWONG	President, Asian Sales	June 30, 2000
		Spenser Au Nai Kwong	And Director

By:	/s/	DOUWE W. CRAMER	President, Electronic Commerce Services	June 30, 2000
		Douwe W. Cramer	And Director

By:	/s/	HOWARD A. FINGER	Senior Vice President, New Markets	June 30, 2000
		Howard A. Finger	And Director

By:	/s/	MARK A. SANDERSON	Publisher, Technical Electronic Group	June 30, 2000
		Mark A. Saunderson	and Director

By:	/s/	EDDIE HENG TENG HUA	Vice President of Finance	June 30, 2000
		Eddie Heng Teng Hua	and Director

By:	/s/	THERESA YIU MAK LAI MAN	Chief Technology Officer	June 30, 2000
		Theresa Yiu Mak Lai Man	and Director

By:	/s/	SARAH BENECKE	Director	June 30, 2000
Sarah Benecke

By:	/s/	DAVID F. JONES	Director	June 30, 2000
David F. Jones

By:	/s/	JEFFREY J. STEINER	Director	June 30, 2000
Jeffrey J. Steiner

ITEM 17. INTENTIONALLY OMITTED

ITEM 18. FINANCIAL STATEMENTS

TRADE MEDIA HOLDINGS LTD. AND SUBSIDIARIES

(PREDECESSOR TO GLOBAL SOURCES LTD.)

Index to Consolidated Financial Statements

December 31, 1999

Page

Report of Independent Accountants 47

Balance Sheets 48

Consolidated Statements of Income 49

Consolidated Statements of Shareholders' Equity 50

Consolidated Statements of Cash Flows 51

Notes to Consolidated Financial Statements 52

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of

Trade Media Holdings Ltd.

(Predecessor to Global Sources Ltd.)

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, shareholders' equity and cash flows present fairly, in all material respects, the consolidated financial position of Trade Media Holdings Ltd. (the "Company") and its subsidiaries at December 31, 1998 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America which require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion expressed above.

/s/ PricewaterhouseCoopers

PRICEWATERHOUSECOOPERS

Hong Kong

May 26, 2000



TRADE MEDIA HOLDINGS LTD. AND SUBSIDIARIES

(PREDECESSOR TO GLOBAL SOURCES LTD.)

CONSOLIDATED BALANCE SHEETS


(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

	At December 31
	1998	1999
ASSETS
Current Assets:
Cash and cash equivalents	$15,713	$15,433
Accounts receivable, net	7,842	7,126
Receivables from sales representatives	8,251	6,172
Inventory of paper	783	583
Prepaid expenses and other current assets	5,581	3,227
Total Current Assets	38,170	32,541

Property and equipment, net	3,598	9,788
Intangible assets, net	1,116	745
Long term investments, at amortized cost	2,545	2,348
Other assets	1,531	1,223
Total Assets	$46,960	$46,645
LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
Accounts payable	$ 4,626	$ 3,469
Deferred income and customer prepayments	11,692	15,139
Accrued liabilities	5,016	7,069
Amount due to Parent Company	10,487	11,404
Income taxes payable	87	314
Total Current Liabilities	31,908	37,395
Liabilities for incentive and bonus plan	5,366	3,540
Total Liabilities	37,274	40,935

Shareholders' equity:
Ordinary shares, US$0.01 par value; 50,000,000 shares authorized; 25,051,380 shares issued and outstanding
	251	251
Retained earnings	9,435	5,459
Total shareholders' equity	9,686	5,710
Total liabilities and shareholders' equity	$46,960	$46,645

The accompanying notes are an integral part of these consolidated financial statements.





TRADE MEDIA HOLDINGS LTD. AND SUBSIDIARIES

(PREDECESSOR TO GLOBAL SOURCES LTD.)

CONSOLIDATED STATEMENTS OF INCOME


(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

	Year ended December 31,
	1997	1998	1999

Revenues:
Online advertising services	$ 5,177	$ 14,602	$ 25,795
Subscriptions and print advertising services	96,596	76,817	62,116
Global transaction software services	1,076	1,228	584
Other	3,532	3,226	3,379
	106,381	95,873	91,874
Cost of Revenues	30,537	29,028	31,083
Gross Profit	75,844	66,845	60,791

Operating Expenses:
Circulation, general and administrative	59,550	50,707	45,203
Online services development	1,366	3,182	3,461
Amortization of intangibles	372	379	371
Total Operating Expenses	61,288	54,268	49,035
Income from Operations	14,556	12,577	11,756
Interest expense	(264)	(336)	(337)
Interest income	646	732	558
Foreign exchange gains (losses), net	(4,110)	160	427
Income before Income Taxes	10,828	13,133	12,404
Income Tax Provision	(1,338)	(1,552)	(1,435)
Net Income	$ 9,490	$ 11,581	$ 10,969
Basic and diluted net income per share	$ 0.38	$ 0.46	$ 0.44

Shares used in basic and diluted net income per share calculations	25,051,380	25,051,380	25,051,380

The accompanying notes are an integral part of these consolidated financial statements.





TRADE MEDIA HOLDINGS LTD. AND SUBSIDIARIES

(PREDECESSOR TO GLOBAL SOURCES LTD.)

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY


(In U.S. Dollars Thousands, Except Number of Shares)
	Ordinary Shares
	Number of Shares	Amounts	Retained Earnings	Total Shareholders'Equity
Balance at December 31, 1996...	25,051,380	$ 251	$ 21,864	$ 22,115
Net income	-	-	9,490	9,490
Dividends	-	-	(13,500)	(13,500)

Balance at December 31, 1997...	25,051,380	$ 251	17,854	18,105
Net income	-	-	11,581	11,581
Dividends	-	-	(20,000)	(20,000)

Balance at December 31, 1998...	25,051,380	$ 251	9,435	9,686
Net income	-	-	10,969	10,969
Dividends	-	-	(14,945)	(14,945)
Balance at December 31, 1999...	25,051,380	$ 251	$ 5,459	$ 5,710

The accompanying notes are an integral part of these consolidated financial statements.





TRADE MEDIA HOLDINGS LTD. AND SUBSIDIARIES

(PREDECESSOR TO GLOBAL SOURCES LTD.)


CONSOLIDATED STATEMENTS OF CASH FLOWS

(In U.S. Dollars Thousands)

	Year ended December 31,
	1997	1998	1999
Cash flows from operating activities:
Net income	$ 9,490	$ 11,581	$ 10,969
Adjustments to reconcile net income to net cash provided by (used for) operating activities
Depreciation and amortization	2,653	3,013	2,441
Loss on sale of property and equipment	65	106	19
Accretion of U.S. Treasury strips zero % coupon	(146)	(159)	(170)
Bad debt expense.	1,697	1,124	1,123
Expenses allocated by Parent Company	660	660	640

Changes in assets and liabilities:
Accounts receivables	(325)	76	(407)
Receivables from sales representatives	(1,213)	(1,522)	2,079
Inventory of paper	127	80	200
Prepaid expenses and other current assets	2,632	(1,440)	1,611
Long term assets	(581)	600	308
Accounts payable	2,081	(1,829)	(1,157)
Accrued liabilities and liabilities for incentive and bonus plans	(990)	(181)	77
Deferred income and customer prepayments	944	18	3,447
Amount due to Parent Company	911	2,421	(6,268)
Income taxes payable.	(350)	87	227
Net cash provided by operating activities	17,656	14,635	15,139

Cash flows from investing activities:
Proceeds received from maturities of long term investments	230	190	460
Purchase of long term investments	(232)	(209)	(93)
Purchase of property and equipment	(3,110)	(1,706)	(8,318)
Proceeds from sales of property and equipment	69	1,403	39
Net cash used for investing activities	(3,043)	(322)	(7,912)

Cash flows from financing activities:
Dividends paid	(13,500)	(20,000)	(14,945)
Advances from (to) shareholders	(6,526)	5,457	7,438
Net cash used for financing activities	(20,026)	(14,543)	(7,507)

Net decrease in cash and cash equivalents	(5,413)	(230)	(280)
Cash and cash equivalents, beginning of the year	21,356	15,943	15,713
Cash and cash equivalents, end of the year	$ 15,943	$ 15,713	$ 15,433

Supplemental cash flow disclosures:
Income tax paid	$ 1,688	$ 1,465	$ 1,208
Interest paid	264	336	337

The accompanying notes are an integral part of these consolidated financial statements.



TRADE MEDIA HOLDINGS LTD. AND SUBSIDIARIES

(PREDECESSOR TO GLOBAL SOURCES LTD.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

  The Company

  Trade Media Holdings Ltd. (the "Company") was incorporated in September 1983 under the laws of the Cayman Islands, British West Indies. The Company is a 90.01% owned subsidiary of Hung Lay Si Co Ltd. (the "Parent Company"). The Parent Company is a company organized under the laws of the Cayman Islands. It is wholly owned by the Quan Gung 1986 Trust, a trust formed under the laws of the Island of Jersey. Hill Street Trustees Ltd. is the trustee of the trust (the "Trustee") and the Trustee has the sole and exclusive voting, investment and dispositive power over the shares of capital stock of the Parent Company owned by the trust.

  The Company's principal business is that of a business-to-business market maker that collects and publishes data on export suppliers and their products in order to serve global retailers, manufacturers and distributors that import. Its businesses are conducted primarily through Trade Media Ltd., its wholly owned subsidiary, which was incorporated in the Cayman Islands. Another wholly owned Cayman Islands incorporated subsidiary of the Company, ASM Business Services Ltd., organizes conferences and exhibitions on technologies related issues, while Pine Grove B.V. and A.S. Mediaconsult Ltd., wholly owned subsidiaries incorporated in the Netherlands and Cyprus, respectively, are in the business of licensing of the Asian Sources/Global Sources Online catalog services. The principal service companies, which are wholly owned by the Company, are Media Data Systems Pte Ltd., incorporated in Singapore and Equitable Accounting Services Ltd., Publishers Representatives Ltd. and Floro Company Ltd., incorporated in Hong Kong.

  Summary of Significant Accounting Policies

  Basis of Consolidation and Presentation

    The accompanying consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America and comprise the accounts of the Company, its wholly owned subsidiaries and those owned through nominee shareholders. All significant intercompany transactions and balances have been eliminated on consolidation.

    The results of subsidiaries acquired or disposed of during the year are included in the consolidated statement of income from the effective dates of acquisition or up to the effective dates of disposal.

    On June 30, 1999 and December 30, 1998, the Company disposed of investments in certain subsidiary companies. There was no material impact on the financial position or on the net income of the Company due to the disposal of these subsidiaries.

    The functional currency of the Company and certain subsidiaries is the United States dollar. The functional currencies of other subsidiaries are their respective local currencies. United States dollars are used as the reporting currency as the Company's operations are global.

  Use of Estimates

  The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

  Cash Equivalents

  The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

  Inventory of Paper

  Inventory of paper is stated at the lower of cost or net realizable value. Cost is determined on the first-in, first-out basis. Net realizable value is the price at which inventory of paper can be sold in the normal course of business after costs of realization.

  Property and Equipment

    Property and equipment are stated at cost less accumulated depreciation. Cost represents the purchase price of the asset and other costs incurred to bring the asset into its existing use.

    Depreciation on property and equipment is calculated to amortize their cost on a straight line basis over their estimated useful lives as follows:

    Fixtures, fittings and office equipment ............................. 5 years

    Leasehold improvements ................................................... 5 years

    Motor vehicles .................................................................... 5 years

    Computer equipment and software .................................... 3 years

    Costs incurred for the development of software for sale are expensed as incurred. The Company also incurs cost for the development of Web sites and e-commerce software for internal use. Prior to 1999, those costs were expensed as incurred. Effective January 1, 1999, the Company adopted Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use". Costs incurred in the preliminary project stage with respect to the development of Web sites and software for e-commerce are expensed as incurred; costs incurred during the application development stage are being capitalized and will be amortized over the estimated useful life of three years upon the expected commissioning of service of the software in 2000. Training and maintenance costs will be expensed as incurred.

  Intangible Assets

  Copyrights are carried at cost less accumulated amortization. Copyrights are amortized on a straight line basis over a period of ten years.

  Goodwill, which represents the excess of the cost of purchased businesses over the fair value of their net assets at dates of acquisition, is being amortized on a straight-line basis over twenty years.

  Investments

  Long term investments are U.S. Treasury strips zero % coupon held to maturity and are stated at amortized cost.

  Impairment of Long-lived Assets

  The Company reviews the carrying value of its long-lived assets based upon a gross cash flow basis and will reserve for impairment whenever events or changes in circumstances indicate the carrying amount of the assets may not be fully recoverable. The impairment loss is measured based on the difference between the carrying amount of the asset and its fair value. There was no impairment of the Company's property and equipment, copyright or goodwill as of December 31, 1999.

  Revenue Recognition

  The Company derives its revenues from advertising fees in its published trade magazines and Web sites, sales of trade magazines and software, fees from licensing its trade and service marks, service fees from the provision of software maintenance service and organizing business seminars.

  Revenues from advertising for trade magazines and Web sites are recognized ratably in the period in which the advertisement is displayed. Advertising contracts do not exceed one year. Revenue from sales of trade magazines is recognized upon delivery of the magazine. Magazines subscriptions received in advance are deferred and recognized as revenue upon delivery of the magazine. The Company sells software with the provision of post-contract maintenance service for one year. Revenue from sales of software is recognized upon delivery of the software and when no significant unfulfilled obligations remain. Revenue from the provision of maintenance service is deferred and recognized ratably over the maintenance service period. The post-contract customer support is valued at the price charged when the maintenance service is sold separately. Revenue from organizing business seminars is recognized at the conclusion of the seminar.

  Commencing in 1999, the Company receives license fees and royalties from licensing its trade and service marks. Revenue from license fees is recognized to the extent of direct costs incurred relating to certain training and licensee setup activities, with the balance of license fees earned ratably over the term of the license, currently four to five years. Royalties from license arrangements are earned ratably in the period in which the advertisement is displayed by the licensee.

  The interest income from investments in U.S. Treasury strips zero % coupon is recognized as it accrues, taking into account the effective yield on the asset.

  Transactions with Sales Representatives

  The Company utilizes sales representatives in various territories to promote the Company's products and services. Under these arrangements, the sales representatives are entitled to commissions as well as marketing service fees. These expenses are included in cost of revenues.

  The Company's sales representatives collect advertising fees on behalf of the Company. Included in receivables from sales representatives are advertising fees collected on behalf of the Company as well as cash advances made to the sales representatives.

  Advertising Expenses

  Advertising expenses are expensed as incurred.

  Operating Leases

  The Company leases certain office facilities under cancelable short term leases. Rentals under operating leases are expenses on a straight line basis over the life of the leases.

  Liabilities for Bonus Plan

  The Company rewards its senior management staff based on their current performance through long term discretionary bonus awards. These awards are payable in cash generally at the end of five or ten years from the date of the award, even in the event of termination of employment unless certain non-compete provisions have been violated. These awards are expensed in the period to which the performance bonus relates.

  Retirement Benefits

  The Company operates a number of defined contribution retirement benefit plans. Contributions are based on a percentage of each eligible employees' salary and are expensed as the related salaries are incurred.

  Income Taxes

  The Company accounts for deferred income taxes using the liability method, under which the expected future tax consequences of temporary differences between the financial reporting and tax basis of its assets and liabilities are recognized as deferred tax assets and liabilities. A valuation allowance is established for any deferred tax asset when it is more likely than not that the deferred tax asset will not be recovered.

  Foreign Currencies

  Transactions in currencies other than the functional currency are measured and recorded in the functional currency using the exchange rate in effect on the date of the transaction. As of the balance sheet date, monetary assets and liabilities that are denominated in currencies other than the functional currency are remeasured using the exchange rate at the balance sheet date. All gains and losses arising from foreign currency transactions and remeasurement of foreign currency denominated accounts are included in the determination of net income in the year in which they occur.

  The financial statements of the subsidiaries reporting in their respective local currencies are translated into U.S. dollars for consolidation as follow: assets and liabilities at the exchange rate as of the balance sheet date, shareholders' equity at the historical rates of exchange, and income and expenses amounts at the average monthly exchange rate during the year. The cumulative translation differences were not material as of December 31, 1998 and 1999.

  Segment Reporting

  Statement of Financial Accounting Standard ("SFAS") No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("SFAS 131") requires that companies report separately, in the financial statements, certain financial and descriptive information about operating segment profit or loss, certain specific revenue and expense items, and segment assets. Additionally, companies are required to report information about the revenues derived from their products and services groups, about geographic areas in which the Company earns revenues and holds assets, and about major customers.

  The Company identifies its operating segments based on business activities, management responsibility and geographic location. The Company has three reportable segments: online advertising services, subscriptions and print advertising services and global transaction software services.

  Comprehensive Income

  SFAS No. 130, "Reporting comprehensive Income", establishes standards for reporting comprehensive income and its components in financial statements. Comprehensive income is defined as the change in equity of a company during a period from transactions and other events and circumstances excluding transactions resulting from investment by owners and distribution to owners. For each of the years ended December 31, 1997, 1998 and 1999, the Company had no material comprehensive income items.

  Basic and Diluted Net Income Per Share

  Basic net income per share is computed by dividing net income by the weighted average number of shares of ordinary shares outstanding during the period, as restated as discussed in note 14. Diluted net income per share is calculated using the weighted average number of outstanding ordinary shares, as restated as discussed in note 14, plus other dilutive potential ordinary shares. For all periods presented, the Company did not have any potential common shares; therefore, both the basic and diluted net income per share computations resulted in the same amounts.

  Recent Accounting Pronouncements

In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." This statement establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. SFAS No. 133 is effective for all fiscal quarters beginning with the quarter ending March 31, 2000. In July 1999, the FASB issued SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement No. 133," which deferred the effective date for the Company until January 1, 2001. The Company does not currently engage or plan to engage in derivative or hedging activities and, therefore, the adoption of SFAS No. 133 is not expected to have a material effect on the Company's results of operations, financial position or cash flows.

In December 1999, the U.S. Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin 101, "Revenue Recognition in Financial Statements" ("SAB 101"), which summarizes certain of the SEC Staff views in applying U.S. GAAP to revenue recognition in financial statements. The Company adopted SAB 101 in these consolidated financial statements. Such adoption has no impact on the Company's consolidated financial statements.

  Current Assets:




	At December 31,
	1998	1999
Accounts receivable:
Gross trade receivables	$10,218	$ 8,980
Less: Allowance for doubtful debts	(2,376)	(1,854)
	$ 7,842	$ 7,126

Movements in Allowance for Doubtful Accounts:
	Year ended December 31,
	1998	1999
Balance at beginning of year	$ 2,806	$ 2,376
Charged to bad debt expense	1,124	1,123
Write-off of bad debts	(1,554)	(1,645)
Balance at end of year	$ 2,376	$ 1,854

	At December 31,
	1998	1999
Prepaid expenses and other current assets:
Unsecured employee loans and other debtors	$ 1,545	$ 699
Prepaid expenses	786	732
Advances to minority shareholder	743	-
Other current assets	2,507	1,796
	$ 5,581	$ 3,227



  Property and Equipment, net:




	At December 31,
	1998	1999
Capital work-in progress	$ -	$ 1,220
Leasehold improvements	1,852	1,871
Motor vehicles	70	73
Computer, fixtures, fittings and office equipment	8,947	11,068
Software development costs	-	4,611
Property and equipment, at cost	10,869	18,843
Less: Accumulated depreciation .	(7,271)	(9,055)
	$ 3,598	$ 9,788



  Intangible Assets, net:




	At December 31,
	1998	1999
Goodwill	$ 654	$ 654
Copyrights	3,706	3,706
	4,360	4,360
Less: Accumulated amortization	(3,244)	(3,615)
	$ 1,116	$ 745



  Long-term Investments:




	At December 31,
	1998	1999
U.S. Treasury strips zero % coupon
The amortized cost classified by date of contractual maturity is as follows:
Due within one year	$ 439	$ 439
Due after one year through five years	1,467	1,410
Due after five years through ten years	639	499
	$ 2,545	$ 2,348

The fair value classified by date of contractual maturity is as follows:
Due within one year	$ 447	$ 444
Due after one year through five years	1,565	1,433
Due after five years through ten years	741	509
	$ 2,753	$ 2,386

	At December 31,
	1998	1999
Gross unrealized holding gains	$ 208	$ 38
Gross unrealized holding losses	-	-



  Other Assets:




	At December 31,
	1998	1999
Employee housing loans	933	631
Rental and utility deposits	598	592
	1,531	1,223



  Current Liabilities:




	At December 31,
	1998	1999
Deferred income and customer prepayments:
Advertising	8,159	11,529
Subscription and others	3,533	3,610
	11,692	15,139

	At December 31,
	1998	1999
Accrued liabilities:
Salaries, wages and commissions	776	805
Retirement benefit plans	640	522
Current portion of liabilities for incentive and bonus plans	2,347	2,725
Others	1,253	3,017
	5,016	7,069



  Liabilities for Incentive and Bonus Plans:




	At December 31,
	1998	1999
Liability for incentive plan	2,909	1,400
Liability for long term discretionary bonus program	2,457	2,140
	5,366	3,540



  Related Party Transactions

  The Company has extended loans to certain members of its senior management to finance their purchase or lease of residence. The loans for the purchase of a residence are secured by the subject residence, bear interest at a rate of LIBOR plus 2 to 3%, generally have a term of ten years and become due and payable immediately under certain circumstances, including their termination of employment with the Company. The loans for the lease of a residence are unsecured, interest free and are repayable by equal monthly installments over the period of the lease, typically less than or equal to twelve months. Loans due from employees for purchase of residence were $933 and $631 as of December 31, 1998 and 1999, respectively. Loans due from employees for lease of residence were $187 and $291 as of December 31, 1998 and 1999, respectively.

  The Company leases certain office facilities from subsidiaries of the Parent Company under cancellable operating leases that include both rental and building maintenance services. During the years ended December 31, 1997, 1998 and 1999, the Company incurred rental and building management services expenses of $2,329, $2,036 and $1,406, respectively, with respect to these office facilities.

  The Company had $10,487 and $11,404 amounts due to the Parent Company as of December 31, 1998 and 1999, respectively. The amounts due to Parent Company are stated net of advance payments of $6,695 and $NIL as of December 31, 1998 and 1999, respectively. Such advances have been made in anticipation of future dividend declarations. The amount due to the Parent Company is unsecured and has no fixed repayment terms. Interest is charged in the range of 2 to 3% (being 2.8% as of December 31, 1999). During the years ended December 31, 1997, 1998 and 1999, the Company incurred interest expense of $264, $336 and $337, respectively, with respect to amounts due to the Parent Company.

  Effective January 1, 2000, the Company executed an unsecured promissory note in the principal amount of $11,404 to establish the repayment terms of amounts owed to the Parent Company. On January 1, 2005, the Company will begin repayment of this promissory note. The Company will make quarterly payments of principal and interest over the following ten years. Interest will accrue beginning January 1, 2005 at the applicable U.S. Federal Funds rate.

  During the years ended December 31, 1997, 1998 and 1999, the Company incurred operating expenses of $660, $660 and $640, respectively, allocated from the Parent Company. The Company believes that the methods used in the allocation of expenses are reasonable and that the consolidated statements of income include all costs directly and indirectly attributable to the Company. The amounts related to the Company have been determined by segregating amounts related to the operation of the Company from those related to the Parent Company. The determination of such amounts was made by reference to individual records for costs specifically relating to the Company or by allocation based on number of personnel, time spent by personnel, usage of facilities or similar references.

  Liabilities for Incentive and Bonus Plans:

  The Company rewards its senior management staff based on their current performance through long term discretionary bonus awards. These awards are payable approximately at the end of five or ten years from the date of the award, even in the event of termination of employment unless certain non-compete provisions have been violated. Amounts expensed related to these awards for the years ended December 31, 1997, 1998 and 1999 were $365, $287 and $143, respectively.

  The required funds are set aside for payment of the discretionary bonuses by purchasing U.S. Treasury strips zero % coupon maturing in either five or ten years. These investments are held until maturity and the proceeds are used for payment of the discretionary bonuses.

  Certain sales representatives of the Company are eligible for incentive awards under plans administered by the Company. Amounts expensed related to incentive awards under plans administered by the Company for the years ended December 31, 1997, 1998 and 1999 were $821, $633 and $45, respectively. Amounts under liabilities for incentive plans include amounts owed under plans previously administered by the Company.

  Retirement Benefit Plans

  The Company operates a number of defined contribution retirement benefit plans. Employees working in a jurisdiction where there is no statutory provision for retirement benefits are covered by the Company's plans.

  The two principal defined contribution plans are plans where employees are not required to make contributions. One of these two plans is separately administered by an independent trustee and the plan assets are held independent of the Company. The other one is not independently administered and is currently unfunded. The Company's liabilities under this unfunded plan as of December 31, 1998 and 1999 were $500 and $410, respectively.

  The Company incurred costs of $1,052, $968 and $823 with respect to the retirement plans in the years ended December 31, 1997, 1998 and 1999, respectively.

  Income Taxes

  The Company and certain of its subsidiaries operate in the Cayman Islands and other jurisdictions where there are no taxes imposed on companies. Certain of the Company's subsidiaries operate in Hong Kong and Singapore and are subject to income taxes in their respective jurisdictions. Also, the Company is subject to withholding taxes for revenues earned in certain other countries.

  Income before income taxes consists of:




	Year Ended December 31,
	1997	1998	1999
Cayman Islands	$12,075	$13,462	$11,470
Foreign	(1,247)	(329)	934
	$10,828	$13,133	$12,404



  The provision for income taxes consists of:




	Year Ended December 31,
	1997	1998	1999
Current tax expense:
Cayman Islands	$ -	$ -	$ -
Foreign	1,338	1,552	1,435
Total provision	$1,338	$1,552	$1,435



  The provision for income taxes for the years ended December 31, 1997, 1998 and 1999 differed from the amount computed by applying the statutory income tax rate of 0% as follows:




	Year Ended December 31,
	1997	1998	1999
Income taxes at statutory rate	$ -	$ -	$ -
Foreign income and revenues taxed at higher rates	1,338	1,552	1,435
Total	$1,338	$1,552	$1,435
Effective tax rate	12.36%	11.82%	11.57%



  Deferred tax assets consist of the following:




	Year Ended December 31,
	1998	1999
Net operating loss carry forwards	$ 164	$ 164
Less: valuation allowance	(164)	(164)
Deferred tax assets	$ -	$ -



  The Company recorded a full valuation allowance for the deferred tax assets due to the uncertainty as to their ultimate realization.

  As of December 31, 1999, a dormant subsidiary domiciled in Cyprus has net operating loss carry forwards of approximately $3.9 million available to reduce future taxable income of that dormant subsidiary. Such loss carry forwards expire in varying amounts in the years 2000 and 2001.

  Share Capital

  As of December 31, 1999, the Company was authorized to issue 50,000 ordinary shares, with a par value of $1.00 per share, of which 44,500 shares were designated as Class A and 5,500 shares are designated as Class B. As of each December 31, 1998 and 1999, the Company had issued and outstanding 9,001 and 999 ordinary shares of Class A and Class B, respectively.

  The Class A ordinary shares entitled holders to have one vote for each share held while the Class B ordinary shares did not have any voting rights. Except for the difference in voting rights, the Class A and Class B ordinary shares did not differ in terms of dividend rights and entitlement to assets distribution upon liquidation of the Company.

  On April 14, 2000, in conjunction with the Share Exchange Agreement discussed in Note 21, Fairchild (Bermuda) Ltd. issued 25,051,380 ordinary shares to the Company's shareholders in exchange for all of the Company's 10,000 ordinary shares outstanding at that date. All share and per share amounts in these consolidated financial statements have been restated for all periods presented in a manner similar to a 2,505 to 1 stock split. The authorized share capital of Fairchild (Bermuda), Ltd. following the Share Exchange is 50,000,000 ordinary shares.

  Fair Value of Financial Instruments

  The carrying amounts of the Company's cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate fair value due to their short maturities. The fair value of related party receivables and payables cannot be determined due to the related party nature. The carrying amount and market value of investments in U.S. Treasury Strips zero % coupon are discussed in Note 6.

  Concentration of Credit Risk and Other Risks

  Financial instruments which potentially subject the Company to concentration of credit risk consist primarily of investment in checking and money market accounts, investment in U.S. Treasury strips zero % coupon, trade accounts receivable and receivables from sales representatives. The Company maintains checking and money market accounts with high quality institutions. The Company has a number of customers, operates in different geographic areas and generally does not require collateral on accounts receivable or receivables from sales representatives. In addition, the Company is continuously monitoring the credit transactions and maintains reserves for credit losses where necessary. No customer accounted for more than 10% of the Company's revenues for each of the years ended December 31, 1997, 1998 and 1999. No customer accounted for more than 10% of the accounts receivable as of December 31, 1998 and 1999.

  Operating Leases

  All the Company's office facilities leases are cancellable operating leases that expired by December 31, 1999. The Company has currently renewed these operating leases for an additional two to five years under cancellable arrangements. During the years ended December 31, 1997, 1998 and 1999, the Company's operating lease rental expenses were $3,407, $3,456 and $1,898, respectively.

  Segment and Geographic Information

The Company has four reportable segments: online advertising services, subscriptions and print advertising services, global transaction software services and other. Revenues by geographic location are based on the location of the customer.




  Segment Information

	Year Ended December 31,
	1997	1998	1999
Revenues:
Online advertising services	$ 5,177	$14,602	$ 25,795
Subscriptions and print advertising services	96,596	76,817	62,116
Global transaction software services	1,076	1,228	584
Other	3,532	3,226	3,379
Consolidated	106,381	95,873	91,874

Income/(loss) from Operations:
Online advertising services	$(1,585)	$ 513	$ 3,607
Subscriptions and print advertising services	18,878	13,921	9,392
Global transactions software services	(4,014)	(1,889)	(1,562)
Other	1,277	32	319
Consolidated	$ 14,556	$12,577	$ 11,756






	At December 31,
	1998	1999
Identifiable Assets:
Online advertising services	$ 7,152	$16,319
Subscriptions and print advertising services	37,664	28,220
Global transaction software services	564	572
Other	1,580	1,534
Consolidated	$46,960	$46,645






  Foreign Operations

	Year Ended December 31,
	1997	1998	1999
Revenues:
Asia	$96,449	$87,654	$85,352
United States	6,403	5,630	4,618
Europe	2,630	1,783	1,159
Other	899	806	745
Consolidated	$106,381	$95,873	$ 91,874






	At December 31,
	1998	1999
Long-Lived Assets:
Asia	$ 6,245	$11,754
Consolidated	$ 6,245	$11,754



  Contingencies

  From time to time the Company is involved in litigation in the normal course of business. While the results of such litigation and claims cannot be predicted with certainty, the Company believes that it is remote that the outcome of the outstanding litigation and claims as of the current date will have a material adverse effect on the Company's consolidated financial position and results of operations.

  Capital Commitments

  During the period from March to June 1999, the group entered into agreements with a consulting firm under which the consulting firm was hired to develop software for the Company's prospective electronic commerce. The estimated price of the agreements aggregated to approximately $3,572. During the year ended December 31, 1999, the Company has incurred costs of $3,057 under these consulting agreements and in accordance with its accounting policy as disclosed at Note 2(e), has capitalized these costs as software development costs. Remaining commitments under these agreements as of December 31, 1999 were $515.

  During the year ended December 31, 1999, the Company entered into contracts with suppliers for the renovation of a new leasehold office premises. The total estimated value of these contracts is approximately $2,070. As of December 31, 1999, the Company has incurred costs of $1,610 under these contracts. The outstanding capital commitments under these contracts as of December 31, 1999 was approximately $460.

  Share Exchange Agreement

On December 6, 1999, a Share Exchange Agreement was executed by The Fairchild Corporation, Fairchild (Bermuda), Ltd., Trade Media Holdings Ltd. and the shareholders of Trade Media Holdings Ltd. (the "Share Exchange"). Under the Share Exchange, Fairchild (Bermuda), Ltd. issued additional common shares in exchange for all of the issued and outstanding shares of the Company.

The Share Exchange was contingent upon the following events, all of which had occurred as of April 14, 2000:

    The Fairchild Corporation successfully spinning off to its shareholders all of the outstanding shares of Fairchild (Bermuda), Ltd. A subsidiary of Fairchild (Bermuda), Ltd. will own the net assets of the Fairchild optical disc equipment business.

    Fairchild (Bermuda), Ltd. causing its subsidiary to sell its optical equipment business and using the consideration from the sale to repay all debt owing to a subsidiary of The Fairchild Corporation.

    A registration statement on Form F-1 by Fairchild (Bermuda), Ltd. being declared effective and no stop order suspending the effectiveness of the Registration Statement being in effect.

    The Fairchild (Bermuda), Ltd. common shares being approved for quotation on the NASDAQ National Market as of the Share Exchange.

After the Share Exchange, The Fairchild Corporation and shareholders of The Fairchild Corporation hold less than 5% and the current shareholders of the Company hold the remainder of the combined companies. After the Share Exchange, Fairchild (Bermuda), Ltd. was renamed Global Sources Ltd. Global Sources Ltd. will record the Share Exchange as a recapitalization. This will reflect a private operating company, the Company, as the acquirer combining into Fairchild (Bermuda), Ltd., a non-operating public shell corporation with nominal net assets. As of, and subsequent to, the Share Exchange, the historical consolidated financial statements of the Company will be presented as the continuing accounting entity, similar to a reverse acquisition. Thereafter, all of the historical consolidated financial statements presented will represent that of the Company.

In the Share Exchange, Fairchild (Bermuda), Ltd. issued 25,051,380 ordinary shares to the Company's shareholders in exchange for all of the Company's 10,000 ordinary shares outstanding at that date. The shareholders' equity of the Company has been restated to reflect the effect of the 2,505 to 1 exchange ratio. The authorized share capital of Fairchild (Bermuda), Ltd. following the Share Exchange is 50,000,000 ordinary shares. In addition, Fairchild (Bermuda), Ltd. issued 62,628 ordinary shares and 1,189,941 ordinary shares to The Fairchild Corporation and The Fairchild Corporation's shareholders, respectively.

On April 3, 2000, the Form F-1 was declared effective, and on April 14, 2000, the above Share Exchange Agreement was consummated. As of April 14, 2000, the Company's new immediate holding company, Global Sources Ltd., was publicly listed on NASDAQ.

The estimated transaction costs associated with the Share Exchange Agreement, amounting to $750 up to December 31, 1999, have been expensed during the year. This expense is included under circulation, general and administrative cost for the year ended December 31, 1999 in the Consolidated Statements of Income.

  Subsequent Events

(i) Restricted share award plan

On February 4, 2000, the Company established a restricted share award plan for the benefit of its chairman and chief executive officer in recognition of services to the Company. In conjunction with the restricted share award plan, the Parent Company assigned 4,008,221 ordinary shares of the Company, representing a 16% equity interest in the Company, to the Company. The Company then awarded these shares to its chairman and chief executive officer. The chairman and chief executive officer's entitlement to 501,028 of these shares is subject to an employment agreement with one of the Company's United States subsidiaries and entitlement to such shares vests immediately. The chairman and chief executive officer's entitlement to 3,507,193 of these shares is subjected to employment, non-compete and vesting terms under an employment agreement with one of the Company's United States subsidiaries. The 3,507,193 shares vest ratably over 10 years, 10% each year. These Company shares represent Global Sources Ltd. common shares following the Share Exchange. The non-cash compensation expense associated with these awards is estimated to be as follows:

Upon entering into the aforementioned employment agreement........................$8.0 million

Ratably over the relevant vesting term of 10 years,

10% each year....................$5.6 million annually for ten years

(ii) Establishment of equity compensation plans

On December 30, 1999, the Company established the Global Sources Employee Equity Compensation Trust (the "Trust") for the purpose of administering monies and other assets to be contributed by the Company to the Trust for the establishment of equity compensation and other benefit plans. The Trust is administered by Harrington Trust Limited (the "Bermuda Trustee"). The Bermuda Trustee in the exercise of its power under the Declaration of Trust may be directed by the plan committee, including the voting of securities held in the Trust. The Board of Directors of the Company will select the members of the plan committee.

On February 4, 2000, in conjunction with the establishment of the Trust and the Share Exchange, the Parent Company assigned 2,505,138 ordinary shares of the Company, representing a 10% equity interest in the Company, to the Company for the establishment of stock option plans and/or a restricted share award plan, to be known as ECP I, ECP II and ECP III. These Company shares represent Global Sources Ltd. common shares following the Share Exchange.

Eligible employees, directors and consultants under ECP I will be entitled to purchase common shares of Global Sources Ltd. at a price to be determined by the plan committee at the time of the grant. The exercise price of these options may be below the fair market value of the Company's ordinary shares. The plan committee determines who will receive, and the terms of, the options. Optionees may pay for ordinary shares purchased upon exercise of options by check or by the delivery of other securities of the Company. Payment will be made to the Trust.

Eligible employees, directors and consultants under ECP II will be entitled to purchase common shares of Global Sources Ltd. at an exercise price to be determined by the plan committee at the time of the grant. There are two types of options under this plan. The exercise price of both of these options may be below the fair market value of the Company's ordinary shares. The plan committee determines who will receive, and the terms of, the options. Optionees may pay for ordinary shares purchased upon exercise of options by check or by the delivery of other securities of the Company. Payment will be made to the Trust. Entitlement of the employees, directors and consultants to these common shares is subject to employment, agency, non-compete and vesting terms.

Eligible employees and directors under ECP III will be awarded a defined amount of compensation payable in Global Sources Ltd. common shares the number of which will be determined by dividing the amount of compensation awarded by an amount determined by the plan committee prior to the Share Exchange.

Entitlement of the employees to these common shares is subject to employment, non-compete and vesting terms.

Should Global Sources Ltd. common shares under the ECP III plan not be approved for quotation on a stock exchange or the NASDAQ Market before January 1, 2003, the amount of the award will be paid in cash.

The non-cash compensation expense associated with awards expected under ECP II and ECP III is estimated to be approximately $10,999 and $3,225, respectively, and will be recognised ratably over the three year vesting term.

As of May 26, 2000, no awards have been made under ECP I, ECP II or ECP III. Future awards, if any, are subject to plan committee approval.

(iii) Credit facility, loan to chairman and minority interest investment

On March 17, 2000, the Company entered into a credit facility with the Bank of Bermuda (Isle of Man) Limited. The credit facility has a term of one year and provides for borrowings of up to $25,000, with minimum borrowings of $1,000. The lender may request security from time to time to secure borrowings under the credit facility. The credit facility bears interest, payable quarterly in arrears, at the London Inter-Bank Market Rate plus 0.5%. The Parent Company has guaranteed all of the Company's obligations under the credit facility.

On March 22, 2000, the Company used a portion of the credit facility in the amount of $5,260, to repay and cancel a loan made on March 9, 2000 from the Parent Company to one of the Company's United States subsidiaries. Funds from the loan to one of the Company's United States subsidiaries was used to make a loan on March 9, 2000 to the Company's chairman and chief executive officer to pay his U.S. taxes. This loan bears interest at the applicable U.S. Federal Funds rate plus 2%. The interest and principal of this loan, which is unsecured, are due on March 8, 2002. A further $8,000 of such credit facility has been used to partially fund a $10,000 non-controlling and minority interest investment made by the Company in an unaffiliated electronic commerce company. As of May 26, 2000, $13,260 of principal was outstanding under this credit facility.

On May 18, 2000, the Company signed an agreement to invest $1,000 for a non-controlling minority interest investment in an unaffiliated electronic commerce company. Under the terms of the agreement, the Company further agreed to provide an unsecured cash advance of $2,000 to the investee company, repayable within two years or upon 3 months notice from the Company. The Company has an option to convert this unsecured advance into equity shares in the investee company. The Company paid the $1,000 investment on May 19, 2000.

    Procurement of Services

Effective May 1, 2000, the Company engaged The Fairchild Corporation to provide financial, legal and certain other services to the Company for a fee of $42 per month. These services can be terminated at any time, by either party without penalty and with immediate effect.

ITEM 19. FINANCIAL STATEMENTS AND EXHIBITS

Exhibit 2.1 Share Exchange Agreement, date as of December 6, 1999, by and among The Fairchild Corporation, Fairchild (Bermuda), Ltd., Trade Media Holdings Ltd. And the shareholders of Trade Media Holdings Ltd. (as amended by Amendment No. 1 thereto dated as of March 21, 2000)(incorporated by reference to Annex A to the prospectus forming part of the registration statement dated April 3, 2000)*

Exhibit 3.1 Memorandum of Association of Fairchild (Bermuda), Ltd. )(incorporated by reference to Annex A to the prospectus forming part of the registration statement dated April 3, 2000).*

Exhibit 3.2 Bye-laws of Fairchild (Bermuda), Ltd.*

Exhibit 4.1 Specimen Certificate*

Exhibit 10.1 Promissory Note, dated April 14, 2000, of Fairchild Technologies (Bermuda), Ltd. to Fairchild Technologies USA, Inc.*

Exhibit 10.2 Form of executive officer employment agreement*

Exhibit 10.3 Export Services Agreement, dated August 20, 1999, between Pine Grove BV and Pacific Access Pty Ltd.*

Exhibit 10.4 International License Agreement, date march 17, 1999, between A.S. Mediaconsult Limited and PowerNet Computer Services (Pty) Ltd.*

Exhibit 10.6 Agreement for Netplus Internet Services and Facility Management Service, dated March 1, 1999 with Hong Kong Telecom*

Exhibit 10.7 Employment Agreement dated November 1, 1999, by and between Trade Media Holdings Limited and Merle A. Hinrichs*

Exhibit 10.8 Amendment to Employment Agreement dated January 19, 2000, between Trade Media Holdings Limited and Merle Hinrichs*

Exhibit 10.9 Employment Agreement dated as of January 29, 2000, by and between LER Corporation and Merle Hinrichs*

Exhibit 10.10 Form of Restricted Stock Award and Agreement, dated as of January 29, 2000, by and between LER Corporation and Merle A. Hinrichs*

Exhibit 10.11 Amendment No. 1 to Restricted Stock Award and Agreement, dated as of February 29, 2000, by and between LER Corporation and Merle A. Hinrichs*

Exhibit 10.12 Form of the Global Sources Employee Equity Compensation Plan No. I*

Exhibit 10.13 Form of the Global Sources Employee Equity Compensation Plan No. II*

Exhibit 10.14 Form of the Global Sources Employee Equity Compensation Plan No. III*

Exhibit 10.15 Maintenance Renewal, dated July 1, 1999, by and between Oracle Systems S.E.A. (S) Pte ltd. and Media Data Systems Pte Ltd.*

Exhibit 10.16 License Order Form, dated November 30, 1999, by and between Oracle Systems S.E.A. (S) Pte ltd. and Media Data Systems Pte Ltd.*

Exhibit 10.17 License Order Form, dated November 30, 1999, by and between Oracle Systems S.E.A. (S) Pte ltd. and Media Data Systems Pte Ltd.*

Exhibit 10.18 License Order Form, dated November 30, 1999, by and between Oracle Systems S.E.A. (S) Pte ltd. and Media Data Systems Pte Ltd.*

Exhibit 10.19 License Order Form, dated December 15, 1999, by and between Oracle Systems S.E.A. (S) Pte ltd. and Media Data Systems Pte Ltd.*

Exhibit 10.20 Letter Agreement (SignNet Service), dated November 18, 1998, between Singapore Telecom and Media Data Systems Pte Ltd.*

Exhibit 10.21 Letter Agreement (Corporate WAN), dated October 1, 1998, between Singapore Telecom and Media Data Systems Pte Ltd.*

Exhibit 10.22 Application-Cum-Agreement for Internet Co-location Service, date October 29, 1999, between Singapore Telecom and Media Data Systems Pte Ltd.*

Exhibit 10.23 Service Request-Cum-Agreement for SingTel CONNECTPLUS Frame Relay (FR) Service, dated November 10, 1999, between Singapore Telecom and Media Data Systems Pte Ltd.*

Exhibit 10.24 Loan Agreement, dated March 7, 2000 of Trade Media Holdings Ltd. to Hung Lay Si Co. Ltd.*

Exhibit 10.25 Facility Agreement, date March 17, 2000, between Bank of Bermuda (Isle of Man) Limited and Trade Media Holdings Ltd.*

Exhibit 10.26 Guarantee and Indemnity, dated March 17, 2000, between Hung Lay Si Co. Ltd. and Bank of Bermuda (Isle of Man) Limited*

Exhibit 10.27 Unsecured Promissory Note, dated March 9, 2000, of Merle A. Hinrichs to LER Corporation*

Exhibit 21.1 Subsidiaries of the Global Sources Ltd.

Exhibit 99.1 Financial statements, related notes thereto and Auditors' Report of Fairchild (Bermuda) for the periods ended December 31, 1999 and December 3, 1999.

Exhibit 99.2 Financial statements, related notes thereto and Auditors' Report of Fairchild Technologies for the fiscal years ended June 30, 1999, 1998 and 1997 and the six months ended December 31, 1999 (unaudited).

__________

* Previously filed

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLOBAL SOURCES LTD.

By: /s/ EDDIE HENG

Eddie Heng, Vice President of Finance and Director

Date: June 30, 2000

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant, in their capacities and on the dates indicated.
By:	/s/	MERLE A. HINRICHS	Chairman, Chief Executive	June 30, 2000
		Merle A. Hinrichs	Officer and Director

By:	/s/	J. CRAIG PEPPLES	Chief Operating Officer	June 30, 2000
		J. Craig Pepples	and Director

By:	/s/	SPENSER AU NAI KWONG	President, Asian Sales	June 30, 2000
		Spenser Au Nai Kwong	And Director

By:	/s/	DOUWE W. CRAMER	President, Electronic Commerce Services	June 30, 2000
		Douwe W. Cramer	And Director

By:	/s/	HOWARD A. FINGER	Senior Vice President, New Markets	June 30, 2000
		Howard A. Finger	And Director

By:	/s/	MARK A. SANDERSON	Publisher, Technical Electronic Group	June 30, 2000
		Mark A. Saunderson	and Director

By:	/s/	EDDIE HENG TENG HUA	Vice President of Finance	June 30, 2000
		Eddie Heng Teng Hua	and Director

By:	/s/	THERESA YIU MAK LAI MAN	Chief Technology Officer	June 30, 2000
		Theresa Yiu Mak Lai Man	and Director

By:	/s/	SARAH BENECKE	Director	June 30, 2000
Sarah Benecke

By:	/s/	DAVID F. JONES	Director	June 30, 2000
David F. Jones

By:	/s/	JEFFREY J. STEINER	Director	June 30, 2000
Jeffrey J. Steiner