Form 20-F
period 2000-12-31
GLOBAL SOURCES LTD /BERMUDA
filed 2001-04-05
CIK 1110650

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 20-F

(Mark One)
[   ]    Registration Statement Pursuant To Section 12(b) or (g) of the
         Securities Exchange Act of  1934

                                       OR

[ X ] Annual Report Pursuant To Section 13 or 15 (d) of the Securities Exchange Act of 1934

For the year ended December 31, 2000.

                                       OR

[   ]    Transition Report Pursuant to Section 13 or 15(d) of the
         Securities Exchange Act of 1934

For the transition period from ........................ to ....................
Commission file number 000-30678

                               GLOBAL SOURCES LTD.
             (Exact Name of Registrant as Specified in its Charter)

                               Global Sources Ltd.
                 (Transition of Registrant's Name into English)

                                     Bermuda
                 (Jurisdiction of incorporation or organization)

                                   Cedar House
                                 41 Cedar Avenue
                             Hamilton, HM 12 Bermuda
                    (Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class                   Name of Each Exchange on which registered

Common Shares, $0.01 Par Value        NASDAQ National Market

Securities registered or to be registered pursuant to Section 12(g) of the Act:
NONE

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: NONE

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

26,303,949 common shares, $0.01 par value, outstanding as of February 28, 2001.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                                    Yes X No

Indicate by check mark which financial statement item the registrant has elected to follow.

                                Item 17 Item 18 X

                                TABLE OF CONTENTS

                               GENERAL INFORMATION

                                     PART I

                                                                            Page
--------------------------------------------------------------------------------

Item  1.      Identity of Directors, Senior Management and Advisers...........1
Item  2.      Offer Statistics and Expected Timetable.........................1
Item  3.      Key Information.................................................1
Item  4.      Information on the Company.....................................11
Item  5.      Operating and Financial Review and Prospects...................22
Item  6.      Directors, Senior Management and Employees.....................28
Item  7.      Major Shareholders and Related Party Transactions..............33
Item  8.      Financial Information..........................................37
Item  9.      The Offer and Listing..........................................64
Item  10.     Additional Information.........................................64
Item  11.     Quantitative and Qualitative Discussion About Market Risk......75
Item  12.     Description of Securities other than Equity Securities.........75


                                     PART II

Item  13.     Defaults, Dividends Arrearages and Delinquencies...............75
Item  14.     Material Modifications to the Rights of Security Holders
                and Use of Proceeds..........................................75
Item  15.     (Not Applicable)...............................................75
Item  16.     (Not Applicable)...............................................75


                                    PART III

Item  17.     Financial Statements...........................................76
Item  18.     Financial Statements...........................................76
Item  19.     Exhibits
 .............................................................................77

                      GLOBAL SOURCES LTD. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     (In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)





                          FORWARD - LOOKING STATEMENTS

Except for any historical information contained herein, the matters discussed in this Annual Report on Form 20-F contain certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to our financial condition, results of operation and business. These statements relate to analyses and other information which are based on forecasts of future results and estimates of amounts not yet determinable. These statements also relate to our future prospects, developments and business strategies. These forward-looking statements are identified by their use of terms and phrases such as "anticipate," "believe," "could," "estimate," "expect," "intend," "may," "plan," "predicts," "will" and similar terms and phrases, including references to assumptions. These forward-looking statements involve risks and uncertainties, including current trend information, projections for deliveries, backlog and other trend projections, that may cause our actual future activities and results of operations to be materially different from those suggested or described in this Annual Report on Form 20-F. These risks include: product demand; customer satisfaction and quality issues; labor disputes; competition, including recent intense price competition; our ability to achieve and execute internal business plans; worldwide political instability and economic growth; and the impact of any economic downturns and inflation, including any weakness in the currency, banking and equity markets of countries in the Asia/Pacific region.

If on or more of these risks or uncertainties materializes, or if underlying assumptions prove incorrect, our actual results may vary materially from those expected, estimated or projected. Given these uncertainties, users of the information included in this Annual Report on Form 20-F, including investors and prospective investors are cautioned not to place undue reliance on such forward-looking statements. We do not intend to update the forward-looking statements included in this Annual Report.

All references in this Annual Report on Form 20-F to the terms "we," "our," "us," the "Company," "Trade Media" and "Global Sources" refer to Global Sources Ltd. and its subsidiaries. All references to " fiscal" in connection with a year shall mean the 12 months ended December 31.


                                     PART I

All financial information contained in this document is expressed in United States dollars, unless otherwise stated.

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS - (Not applicable)

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE - (Not applicable)

ITEM 3. KEY INFORMATION

Selected Financial Data

The following historical financial information should be read in conjunction with our audited consolidated financial statements and related notes all of which are included elsewhere in this document and "Operating and Finan-cial Review and Prospects." The consolidated statements of income data for each of the three years ended December 31, 1998, 1999, and 2000 and selected consolidated balance sheet data as of December 31, 1999 and 2000 are derived from, and qualified by reference to, our audited consolidated financial statements included elsewhere in this document. The consolidated statements of income data for each of the years ended December 31, 1996 and 1997 and selected consolidated balance sheet data as of December 31, 1996 and 1997 are derived from our audited financial statements not included in this document.

                                                     Year Ended
                                                     December 31,
                                                     ---------------------------------------------------------
                                                        1996        1997       1998       1999        2000
                                                        ----        ----       ----       ----        ----
Income Statement Data:
Revenue:
    Online marketplace services...................        $2,507     $5,177    $14,602     $25,795     $56,412
    Transaction software and services.............           889      1,076      1,228         584         733
    Complementary media services..................       103,126     96,596     76,817      62,116      43,424
    Other.........................................         4,401      3,532      3,226       3,379       4,597
                                                     ----------------------------------------------------------
Total revenue.....................................       110,923    106,381     95,873      91,874     105,166
Operating expenses:
    Sales.........................................        32,167     30,537     29,028      31,083      36,549
    Circulation...................................        22,295     20,090     15,413      13,069      13,337
    General and administrative....................        40,268     39,460     35,294      32,134      36,197
    Online services development...................         1,229      1,366      3,182       3,461       6,665
    Non-cash compensation(1)......................            --         --         --          --      65,689
    Other ........................................           372        372        379         371       2,371
                                                     ----------------------------------------------------------
Total operating expenses..........................        96,331     91,825     83,296      80,118     160,808
                                                     ----------------------------------------------------------
Income/(loss) from operations.....................        14,592     14,556     12,577      11,756    (55,642)
Interest expense..................................         (190)      (264)      (336)       (337)       (649)
Interest income...................................           583        646        732         558       1,135
Foreign exchange (losses)/gains, net..............         (459)    (4,110)        160         427          50
Write-down of investments.........................            --         --         --          --    (11,750)
                                                     ----------------------------------------------------------
Income/(loss) before income taxes.................        14,526     10,828     13,133      12,404    (66,856)
Income tax provision..............................       (1,477)    (1,338)    (1,552)     (1,435)     (1,277)
                                                     ----------------------------------------------------------
Income/(Loss) before minority interest............       $13,049     $9,490   $ 11,581     $10,969   $(68,133)
Equity in loss of affiliate.......................             -          -          -           -        (51)
Minority interest.................................             -          -          -           -        (37)
                                                     ----------------------------------------------------------
Net income/(loss).................................       $13,049     $9,490    $11,581     $10,969   $(68,221)
                                                     ==========================================================
Basic and diluted net income per share............         $0.52      $0.38      $0.46       $0.44     $(2.63)
                                                     ==========================================================
Cash dividends declared per share.................          0.64       0.54       0.80        0.60          --
Weighted average shares outstanding(2)............        25,051     25,051     25,051      25,051      25,948



                                                        1996        1997       1998       1999        2000

Balance Sheet Data:
    Cash and cash equivalents.....................       $21,356    $15,943    $15,713     $15,433     $12,727
    Total assets..................................        56,604     49,291     46,960      46,645      55,706
    Long-term debt, less current portion....               7,525      7,333      5,366       3,540      16,084
    Stockholders' equity....................              22,115     18,105      9,686       5,710       8,161

--------------------

1. Reflects the expense resulting primarily from a one time grant of common shares to our chairman and chief executive officer in February 2000. Prior to this grant, our chairman and chief executive officer held none of our common shares. Effective August 30, 2000, the entire grant was accelerated and fully vested.
2. On April 14, 2000, in conjunction with our share exchange, we effectively consummated a 2,505 for 1 stock split. All share and per share amounts have been restated for all periods presented. For a further discussion of our recent share exchange, please see Note 21 of our consolidated financial statements appearing elsewhere in this document.

Risk Factors

In addition to other information in this Report, the following risk factors should be carefully considered in evaluating Global Sources and its business because such factors currently may have a significant impact on Global Sources' business, operating results and financial condition. As a result of the risk factors set forth below and elsewhere in this Report, and the risks discussed in Global Sources' other Securities and Exchange Commission filings, actual results could differ materially from those projected in any forward-looking statements.

We have a limited history in the online marketplace business and may be unable to expand our online marketplace services revenues.

We have a limited operating history in the online marketplace services business. We have a limited e-commerce operating history upon which you may evaluate us. We expect to generate revenue in the future primarily from our online marketplace and related services. Our online marketplace revenue model is evolving and may change significantly in the future. Currently, we derive most of our online marketplace revenue from monthly fees paid by suppliers for Marketing Websites. All of our other online marketplace services, such as banner advertising, priority placements, Private Buyer Catalogs and Private Supplier Catalogs, have not yet generated, and may never generate, significant revenue. If revenue from our online marketplace services does not continue to increase, our business, financial condition and operating results may be harmed.

If our current and potential customers are not willing to adopt and renew our e-commerce services, we may not attract and retain a critical mass of customers.

Our services will be attractive to suppliers only if buyers use our services to identify suppliers and purchase their products. The content, products and suppliers currently available on our websites or made available by suppliers may not be sufficient to attract and retain buyers. Furthermore, because the business-to-business e-commerce market is new, potential customers may be confused or uncertain about the merits of e-commerce services or which e-commerce services to adopt, if any. If buyers and suppliers do not accept our online services, or if we are unable to attract and retain a critical mass of buyers and suppliers for our e-commerce services, our business will suffer and our revenue will not increase.

None of the buyers or suppliers that currently use our services are under any long-term contractual obligation to continue using our services. As a result, our current customers may not be customers in the future.

Our success depends on our ability to generate customer acceptance and adoption of our transaction software and services.

Our future success will depend on our ability to enhance our existing transaction software and services and to continue to develop and introduce new software and services that achieve market acceptance. To maintain our competitiveness in a rapidly changing market we must continually improve the performance, features and reli-ability of our existing products and services or they may become obsolete. We must anticipate the features required by customers and design and implement business-to-business e-commerce software and services that meet these requirements in a timely and efficient manner. We may not be successful in developing and marketing new versions or upgrades of our software quickly and effectively, or in offering new services that respond to technological advances or new market requirements. If we fail to anticipate customer requirements, enhance existing software and services or develop new software and services, we may lose customers or fail to attract new customers, which may limit our growth and revenue.

We may not be successful in pursuing acquisitions, joint ventures and licensing arrangements to expand our business into new geographic and vertical markets.

In order to remain competitive and to grow our business, we intend to make acquisitions and enter into joint ventures and licensing arrangements. We may not be able to negotiate the terms of an acquisition or arrangement successfully, finance the acquisition or arrangement, or integrate any new business, products or technologies into our existing business and operations. Even if we are successful in integrating any new businesses, products or technologies into our existing business, they may not achieve expected results, or we may not realize other expected benefits. If we are unable to make acquisitions and enter into joint ventures and licensing arrangements successfully, our growth and revenue may be harmed.

If we are unable to compete effectively, we will lose current customers and fail to attract new customers.

The e-commerce industry is intensely competitive, evolving and subject to rapid technological change. We expect the intensity of competition to increase. Barriers to entry are minimal, and competitors are able to launch new websites at a low cost. Competition is likely to result in price reductions, reduced margins and loss of market share, any one of which may harm our business. We compete for a share of a customer's marketing and advertising budgets with other established and emerging online services and traditional offline media. Competitors vary in size, scope and breadth of the products and services offered. We may encounter competition from companies who offer more comprehensive content, services and/or functionality.

Many of our current and potential competitors may have greater financial, technical, marketing and other resources and greater name recognition than we have. In addition, many of our competitors may have established relationships with one another and with our current and potential suppliers and buyers and may have extensive knowledge of our industry. Current and potential competitors have established or may establish cooperative relationships with third parties to increase the ability of their products to address customer needs. Accordingly, our competitors may develop and rapidly acquire significant market share.

Our quarterly operating results fluctuate, and we may fail to meet shareholder expectations, causing our share price to fall.

The operating results of companies in the e-commerce industry, including us, have experienced quarter-to-quarter fluctuations. Our online traffic on Global Sources Online is generally lower during the summer and year-end vacation and holiday periods. Additionally, our online marketplace services revenue and print advertising revenue is seasonal and tends to be highest in the fourth quarter of each calendar year as a result of advertising and media buying increases in that quarter. As with other companies in our industry, our expenses are based upon expectations of revenue, and significant costs may be incurred before revenue is generated. If revenue in a quarter falls below the expectations of public market analysts and investors, the price of our common shares may fall.

The international markets in which we do business are subject to political and economic instability, which may interfere with our ability to do business, increase our costs or decrease our revenue.

Our strategy is to continue to expand into numerous international markets and is subject to risks, including:

     o    fluctuations in regional economic conditions;

     o    political instability;

     o    conflicting and changing legal and regulatory requirements;

     o potential restrictions on our operations in foreign countries due to our status in such countries as a non-domestic company;

     o    varying tax rates in different jurisdictions;

     o the loss of revenue, property and equipment from expropriation, nationalization, war, insurrection, terrorism and other political risks;

     o adverse governmental actions, such as restrictions on transfers of funds and trade protection measures, including tariffs and export quotas; and

     o    fluctuations in currency exchange rates.

Geographic, time zone, language and cultural differences may also prevent us from effectively selling our products and services, which may inhibit growth and reduce revenue.

Any future economic or political instability in the Asia-Pacific region, from which we derive most of our revenue, could adversely affect our business and decrease our revenue.

In 2000, we derived approximately 93% of our revenue from customers in the Asia-Pacific region. We expect that a majority of our future revenue will continue to be generated from customers in this region. At the time of the Asian economic crisis of 1997 and 1998, certain of our contracts were denominated and priced in foreign currencies. The conversion of these contract proceeds into U.S. dollars resulted in losses and is indicative of the foreign exchange risk assumed by us. During the Asian economic crisis, both our sales and revenue declined. If there is future political or economic instability in the Asia-Pacific region, our business may be harmed and our revenues may decrease.

Current weakness of the telecommunications and Internet infrastructure in the Asia-Pacific region could harm our business.

One of the obstacles to Internet development in the Asia-Pacific region, from which we are likely to continue to derive the majority of our e-commerce revenue in the future, is the relative weakness of the telecommunications and Internet infrastructure. Telephone line availability and quality in some Asia-Pacific countries is poor. This frustrates users and may contribute to lower than expected adoption of many of our services. This risk is not within the control of our management and may cause usage growth and revenue to fall below expectations. In addition, access fees are high in many Asia-Pacific countries, which also contributes to low usage and may adversely affect our growth and revenue potential.

Fluctuations in currency exchange rates may harm our results of operations.

We operate internationally and foreign exchange rate fluctuations may have a material impact on our results of operations. To the extent significant currency fluctuations occur in the New Taiwan dollar or other Asian currencies or if the Hong Kong dollar were no longer pegged to the U.S. dollar, our revenue and profits would be affected. Currently, we do not hedge our exposure to foreign currency fluctuations.

Customer concerns regarding security may deter use of our products and services.

Our failure to prevent security breaches, or publicized security breaches involving the Internet or in e-commerce generally, may cause our current and potential customers not to use our products and services. We may be required to incur costs to protect against security breaches or to alleviate problems caused by such breaches. Our potential for growth as an e-commerce provider depends on our customers' confidence in the security of our products and services.

The failure of third parties to meet our expectations and the requirements of our customers may make our services less attractive to customers.

We rely on third parties for catalog information, licenses, product delivery and technology products and services. We have no control over the accuracy, timeliness or effectiveness of the information, products and services of these third parties. As a result of third-party actions, we face risks from the failure of our third-party suppliers to provide accurate, complete and current information about themselves and their products in a timely manner and to deliver products to buyers in a satisfactory manner.

We rely on technology relationships with software developers and providers, systems integrators and other technology firms to support, enhance and develop our products and services. We have contracts with technology providers to enhance, expand, manage and maintain our computer and communications equipment and software. Services provided by third parties include managing our Global Sources Online network Web server, maintaining our communications lines and managing our network data centers and software development. These relationships may not continue or we may not be able to develop additional third-party relationships on acceptable commercial terms, which could cause customer dissatisfaction and/or the delay launch of new software or services.

We license some components of our technology from third parties. These licenses from third parties may not be available to us on commercially reasonable terms in the future. The loss of these licenses could delay release or enhancement of our services until equivalent technology could be licensed, developed or otherwise obtained. Any such delay could have a material adverse effect on our business. These factors may deter customers from using our services, damage our business reputation, cause us to lose current customers, and harm our ability to attract new customers.

We are reliant on our independent sales force, and the loss of any significant members of our sales force would harm our business and revenue.

We rely on the services of our independent sales force for the sales and marketing of our products and services. We have service agreements with various sales representative outsourcing firms that employ such sales personnel. Generally, either we or the outsourcing firm may terminate the service agreement upon short notice to the other party. We cannot assure you that we will continue to be successful in retaining our sales personnel or in replacing the terminated personnel with equally qualified personnel. Furthermore, if an outsourcing firm terminates its agreement with us, some of our customers with whom the related sales personnel have a direct relationship might terminate their relationship with us.

The loss of strategic relationships could make our services less appealing and useful to our customers.

We have agreements with third parties that provide us with a wider geographic presence and product range to our buyers, and the loss of such agreements could make our services less appealing. These third parties expose our products and services to potential customers to which we would not otherwise have access. We may discover that these arrangements do not generate the expected number of new customers or products. We cannot be sure that these parties will be able to implement our products and services effectively or that buyers and suppliers will participate in their online marketplaces. In addition, we may not be able to renew these agreements and their termination may reduce the number of suppliers and their products that we are able to offer to buyers, and the number of buyers to which suppliers have access.

The loss of one or more of our executive officers or key employees, either to a competitor or otherwise, could harm our business.

Our executive officers and key employees are critical to our business. Our executive officers and key personnel may not remain with us and their loss may harm our development of technology, our revenue and cash flows. In particular, the services of our CEO, Merle Hinrichs, are important to our operations. If competitors hire our key personnel, it could allow them to compete more effectively by diverting customers from us and facilitating more rapid development of their competitive offerings.

We may not be able to hire and retain sufficient technical personnel, which may adversely affect implementation of our growth strategy and limit our revenue.

If we fail to hire and retain sufficient technical personnel, our business may be harmed as we may be unable to develop, implement and maintain our products and services. Competition for qualified technical personnel is intense in all regions where we have operations. Our competitors have attempted to hire our employees and we expect that they will continue to do so.

If the Internet and related services do not grow as anticipated, our revenue will not increase and our business will be harmed. Our business depends on increasing acceptance and use of the Internet as a medium of business-to-business e-commerce. Growth in the use of the Internet is a recent phenomenon. As a result, acceptance and use may not continue to develop at historical or anticipated rates. In addition, a sufficiently broad base of business customers may not adopt or continue to use the Internet as a medium of e-commerce. Demand and market acceptance for recently introduced services and products over the Internet are subject to uncertainty and there exist few proven services and products.

As we grow, we may have difficulty maintaining our database, which may cause our customers to discontinue their use of our products and services.

A failure to update and maintain our database or to maintain our performance will negatively affect our growth and revenue. We update and maintain an extensive database of technical and descriptive information on products and suppliers. This information is used to support our services, software applications and websites. Our inability to provide current, accurate and comprehensive information may reduce our ability to attract and retain a critical mass of buyers and suppliers, which is essential for our success. Furthermore, our computer systems and databases may not be able to process large amounts of complex product specification and configuration data without a significant decrease in performance.

Our inability to acquire or maintain effective Web domain names could create confusion and direct traffic away from our online marketplace.

If we are not able to prevent third parties from acquiring Web addresses that are similar to the various Internet Web addresses that we own, third parties could create confusion that diverts traffic to other websites away from our online marketplace, thereby adversely affecting our business. The acquisition and maintenance of Web addresses generally is regulated by governmental agencies. The regulation of Web addresses in the United States and in foreign countries is subject to change. As a result, we may not be able to acquire or maintain relevant Web addresses in all countries where we conduct business. Furthermore, the relationship between regulations governing such addresses and laws protecting proprietary rights is unclear.

If we release software containing defects, we may need to halt further sales and/or services until we fix the defects, and our reputation could be harmed.

Our e-commerce services depend on software that is complex, which may contain unknown and undetected defects, errors or performance problems. Software often contains defects, particularly when first introduced or when new versions are released. We may not discover software defects, errors or performance problems that affect our new or current services or enhancements until after they are deployed. These defects, errors or performance problems could cause service interruptions, which could damage our reputation or increase our service costs, cause us to lose revenue, delay market acceptance or divert our development resources, any of which could severely harm our business.

Risk of failure of our computer and communications hardware systems increases without redundant facilities.

Our business depends on the efficient and uninterrupted operation of our computer and communications hardware systems. Any system interruptions that cause Global Sources Online to be unavailable to Web browsers may reduce the attractiveness of Global Sources Online to advertisers and could materially adversely affect our business, financial condition and operating results. We maintain most of our computer systems in one Web-hosting and internal support facility in Singapore. We do not have redundant facilities or disaster recovery systems for our computer systems. Interruptions could result from natural disasters as well as catastrophic hardware failures, software problems, extended power loss, telecommunications failure and similar events.

We may be subject to legal liability for publishing or distributing content over the Internet.

We may be subject to legal claims relating to the content on Global Sources Online or our other websites, or the downloading and distribution of such content. Claims could involve matters such as defamation, trademark and design infringement, invasion of privacy and copyright infringement. Providers of Internet products and services have been sued in the past, sometimes successfully, based on the content available on their websites. In addition, some of the content provided on Global Sources Online is manually entered from data compiled by other parties, including governmental and commercial sources, and this data may have errors, or we may introduce errors while entering such data. If our content is improperly used or if we supply incorrect information, it could result in liability. Our insurance may not cover claims of this type, or may not provide sufficient coverage, which could harm our business, financial condition and operating results.

Our intellectual property protection is limited, and others may infringe upon it, which may reduce our ability to compete and may divert our resources.

Our success depends upon proprietary technology, content and other intellectual property rights. We have relied on a combination of copyright, trade secret and trademark laws and nondisclosure and other contractual restrictions to protect ourselves. Our efforts to protect our intellectual property rights may not be adequate. Our competitors may independently develop similar technology or duplicate our software and services. If others are able to use technology and/or content we have developed, our competitive position may be negatively affected.

We cannot determine whether future patent, service mark or trademark applications, if any, will be granted. No certainty exists as to whether our current intellectual property or any future intellectual property that we may develop will be challenged, invalidated or circumvented or will provide us with any competitive advantage.

Litigation may be necessary to enforce our intellectual property rights, protect trade secrets, determine the validity and scope of the proprietary rights of others, or defend against claims of infringement or invalidity. Intellectual property laws provide limited protection. Moreover, the laws of some foreign countries do not offer the same level of protection for intellectual property as the laws of the United States. We may be unable to detect some unauthorized use of our intellectual property. Litigation may result in substantial costs and diversion of resources, which may limit our ability to develop new services and compete for customers.

If third parties claim that we infringe upon their intellectual property rights, our ability to use technologies and products may be limited, and we may incur costs to resolve these claims.

We have in the past, and may in the future, co-develop some of our intellectual property with independent third parties. In these instances, we take all action that we believe is necessary or advisable to protect and to gain ownership of all co-developed intellectual property. However, if such third parties were to introduce similar or competing e-commerce products and services that achieve market acceptance, the success of our e-commerce products and our business, financial condition, prospects and operating results may be harmed.

Litigation regarding intellectual property rights is common in the Internet and software industries. Defending against these claims, even if not meritorious, could be expensive and divert our attention from operating our business. We expect third-party infringement claims involving Internet technologies and software products and services to increase. If we become liable to third parties for infringing upon their intellectual property rights, we could be required to pay substantial damage awards and be forced to develop noninfringing technology, obtain a license or cease using the applications that contain the infringing technology or content. We may be unable to develop noninfringing technology or content or to obtain a license on commercially reasonable terms, or at all.

In the past, we have received notices alleging intellectual property infringements. However, to date there has been no litigation directed against us with respect to the infringement and/or improper use of the intellectual property rights of third parties. We do not believe any of these current allegations will adversely affect our business.

We may also be named as a defendant in litigation alleging infringement of intellectual property rights by our customers. We may be required to defend ourselves and our customers against infringement claims. In the event of a claim of infringement, we and our customers may be required to obtain one or more licenses from third parties, and we may be unable to obtain necessary licenses at a reasonable cost or at all. Inability to obtain licenses may prevent us or our customers from offering products and services to our customers, which may limit our revenue.

Our lengthy sales and implementation cycle could cause delays in revenue growth.

The period between our initial contact with a potential customer and the purchase of our products and services is often long and may have delays associated with the lengthy budgeting and approval process of our customers. In the future, this may become more significant given the increasing importance of our transaction software and services, which may be more complex and involve a more lengthy sales process than marketing-related services. Historically our sales cycles for our current client server solutions have generally been approximately six to nine months. Implementations at customer sites have generally taken an additional six to twelve months. These lengthy cycles may have a negative impact on the timing of our revenue and our ability to accurately forecast such revenue. New government regulations may increase our costs of doing business. The laws governing Internet transactions remain largely unsettled. The adoption or modification of laws or regulations relating to the Internet may harm our business by increasing our costs and administrative burdens. It may take years to determine whether and how existing laws apply to the Internet.

Laws and regulations directly applicable to the Internet are becoming more prevalent. We may have to comply with new regulations in countries where we do business. The growth and development of e-commerce may prompt more stringent laws. Compliance with these laws may prove difficult and may harm our business.

You will not know the identity of the beneficiaries or settlor of the Trust which is our controlling shareholder.

The Quan Gung 1986 Trust, through Hung Lay Si Co. Ltd., its wholly owned subsidiary, beneficially owns approximately 61% of our common shares. Hill Street Trustees Limited, an Island of Jersey limited liability company, is the trustee of the Trust. The shares of Hill Street Trustees Limited are owned by partners of the Mourant Group, which is a firm based in the Island of Jersey that provides trust administration services. Counsel to the trustee has informed us that, by virtue of the terms of the Trust and the laws of the Island of Jersey, the trustee cannot make disclosure of the names of the beneficiaries and settlor of the Trust in breach of the obligations placed on it and in accordance with its duties of confidentiality. Accordingly, you may never know the identity of the beneficiaries or settlor of the Quan Guang 1986 Trust.

There is a limited public market for our shares and the trading volume for our shares is low, which may limit your ability to sell your shares or purchase more shares.

Our common shares have been traded in the public market for a limited time and this market may not be sustained. As a result of the April 2000 share exchange, 1,189,949 of our common shares were listed on the Nasdaq National Market. As a result of this offering, all 26,303,949 of our common shares will be registered and trading in the public market, but we cannot be sure that an active trading market will develop or be sustained or that you will be able to sell common shares when you want to. As a result, it may be difficult to make purchases or sales of our common shares in the market at any particular time or in any significant quantity. If our shareholders sell substantial amounts of our common shares in the public market, the market price of our common shares may fall. In addition, such sales may crate the perception by the public of difficulties or problems with our products and services. As a result, these sales may make it more difficult for us to sell equity or equity related securities in the future at a time of price that is appropriate.

Internet-related share prices are volatile, and this volatility may depress our share price, which would reduce the value of our shares and our ability to raise additional capital by selling more shares.

Share prices of Internet-related companies have been volatile. This volatility is often not related to the operating performance of the companies. This industry volatility may reduce the price of our common shares, without regard to our operating performance. Due to this volatility, the market price of our common shares may decrease. This may make it more difficult for us to sell equity securities at a time and price that is appropriate. The market price of our common shares may fluctuate in response to the following factors, some of which are beyond our control:

     o    variations in our quarterly financial and other operating results;

     o changes in public market analysts' estimates of our financial performance;

     o    changes in market valuations of similar companies;

     o announcements by us or our competitors of significant contracts, acquisitions, strategic partnerships, joint ventures or capital commitments;

     o    additions or departures of key personnel; and

     o    fluctuations in trading volume.

Because we are governed by Bermuda law rather than the laws of the United States, our shareholders may have more difficulty protecting their rights because of differences in the laws of the jurisdictions.

We are organized pursuant to the laws of Bermuda. In addition, certain of our directors and officers reside outside the United States and a substantial portion of our assets are located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon such persons or to realize against them in courts of the United States upon judgments of courts of the United States predicated upon civil liabilities under the United States federal securities laws. We have been advised by our legal counsel in Bermuda, Appleby, Spurling & Kempe, that there is doubt as to the enforcement in Bermuda, in original actions or in actions for enforcement of judgments of United States courts, of liabilities predicated upon U.S. federal securities laws, although Bermuda courts will enforce foreign judgments for liquidated amounts in civil matters subject to certain conditions and exceptions.

It may be difficult for a third party to acquire us, and this may depress our share price.

Our bye-laws contain provisions that may have the effect of delaying, deferring or preventing a change in control or the displacement of our management. These provisions may discourage proxy contests and make it more difficult for the shareholders to elect directors and take other corporate actions. These provisions may also limit the price that investors might be willing to pay in the future for our common shares. These provisions include:

     o providing for a staggered board of directors, so that it would take three successive annual general meeting s to replace all directors;

     o requiring the approval of 100% of shareholders for shareholder action by written consent;

     o establishing advance notice requirements for submitting nominations for election to the board of directors and for proposing matters that may be acted upon by shareholders at a general meeting; and

     o restricting business combinations with interested shareholders that have been not been approved by at least two-thirds of the holders of our voting shares (other than the interested shareholder) or by a majority of the continuing directors or if certain prescribed conditions are met assuming that we will receive fair market value in exchange for such business combination. In this context, a "business combination" includes mergers, asset sales and other material transactions resulting in a benefit to the interested shareholder or the adoption of a plan for our liquidation or dissolution; a "continuing director" is a member of our board of directors that is not an affiliate or associate of an interested shareholder and was a member of our board prior to such person becoming an interested shareholder; and an "interested shareholder" is any person (other than us or any of our subsidiaries, any employee benefit or other similar plan or any of our shareholders that received our shares in connection with our recent share exchange prior to the listing of our shares on Nasdaq) that owns or has announced its intention to our, or with respect to any of our affiliates or associates, within the prior two years did own, at least 15% of our voting shares.

This document contains forward-looking statements which may differ from actual events.

The words "believes," "should be," "anticipates," "plans," "expects," "intends" and "estimates," and similar expressions, identify forward-looking statements. These forward-looking statements are contained principally under the headings "Key Information," "Information on the Company," and "Operating and Financial Review and Prospects". Although we believe these forward-looking statements are based on reasonable assumptions, these may not prove to be correct. Because these forward-looking statements are also subject to risks and uncertainties, actual results may differ materially from the expectations expressed by such forward-looking statements. Important factors that may cause actual results to differ materially from the expectations reflected in the forward-looking statements include those set forth above, as well as:

     o    general economic, business and market conditions;

     o    customer acceptance of new products; and

     o    the occurrence or non-occurrence of circumstances beyond our control.

ITEM 4.  INFORMATION ON THE COMPANY

History And Development Of The Company

We are a leading enabler of online global merchandise trade. Our business began in 1971 in Hong Kong when we launched Asian Sources, a magazine to serve global buyers importing products in volume from Asia. Realizing the importance of e-commerce, we commercially released the first version of Global Sources Transact, our proprietary trade management software to facilitate international transactions in 1991. We then became one of the first business-to-business online marketplaces by launching Asian Sources Online in 1995. At that time, we began repositioning our trade magazines to play a supportive, educational and promotional role to accelerate the shift of our customers to our e-commerce services. In 1999, we expanded our scope to include global suppliers and changed the name of our online marketplace to Global Sources Online.

Our online marketplace services allow international buyers to identify suppliers and products, and enable suppliers to market their products to a large number of buyers. Our primary service is creating and maintaining Marketing Websites that present suppliers' product and company information in a consistent, easily searchable manner on Global Sources Online. We also offer cataloguing services for buyers and suppliers. Private Buyer Catalogs enable buyers to maintain customized information from current and potential suppliers. Private Supplier Catalogs are password-protected online environments where suppliers can develop and maintain their own product and company data. Complementing these services are Global Sources Transact software that facilitates and automates international trade transactions, and various trade magazines and CD-ROMs.

We were originally incorporated under the laws of Hong Kong in 1970. In April 2000, we completed a share exchange with a publicly traded company based in Bermuda, and our shareholders became the majority shareholders of the Bermuda corporation. As a result of the share exchange, we are now incorporated under the laws of Bermuda and have changed our name to Global Sources Ltd.

Our primary operating offices are located in Hong Kong, Singapore and the Philippines. Our registered offices are located at Cedar House, 41 Cedar Avenue, Hamilton HM 12, Bermuda, and our telephone number at that address is (441) 295-2244. Our website address is www.globalsources.com. Information contained on our website is not incorporated by reference into this document and should not be considered a part of this document.

Business Overview

We are a leading enabler of global merchandise trade. Our services facilitate international trade in multiple vertical markets between global suppliers and buyers that purchase in volume for resale. We aggregate and organize product images and data from international export suppliers and help them market their products to global buyers, and we provide software and services to facilitate these cross-border transactions.

We believe that we have more sourcing and marketing activity than any other global merchandise trade marketplace. As of December 31, 2000, over 93,000 suppliers were listed in our marketplace. During the 12 month period ended December 31, 2000, over 7,200 suppliers paid for our proprietary Marketing Websites. In the same period, buyers sent more than 2.1 million Requests For Information (RFIs) to suppliers through our online marketplace. Revenue from our online marketplace services grew from 2.3% of our total revenue for the year 1996 to 53.6% of our total revenue for the year 2000. Online marketplace services revenue equaled $56.4 million for the year 2000, an increase of 119% compared to 1999.

We generate revenue from three primary sources:

     o Online Marketplace Services--We provide a variety of services that allow international buyers to identify suppliers and products, and that enable suppliers to market their products to a large number of buyers. Our primary service is creating and maintaining Marketing Websites that present suppliers' product and company information. We aggregate suppliers' content in a consistent, easily searchable manner on our online marketplace called Global Sources Online.

     o Transaction Software and Services--We offer software solutions in public and private environments that facilitate international trade transactions. Global Sources Transact is a comprehensive order processing and trade management system that integrates with an enterprise's legacy Enterprise Resource Planning (ERP) or other back-end systems. In addition, we offer two related cataloging services. Private Buyer Catalogs enable buyers to maintain customized information from current and potential suppliers. Private Supplier Catalogs are password-protected environments where suppliers can develop and maintain their own product and company data. We believe that, together with our online marketplace services, Transact and our cataloging software enable our customers to minimize manual and paper-based processes and conduct international business more efficiently.

     o Complementary Media Services--We publish trade magazines, which consist primarily of product advertisements from suppliers and our independent editorial reports and product surveys. Since 1995, we have been repositioning our trade magazines to play an educational and promotional role to accelerate the shift of our customers to our e-commerce services. We introduced CD-ROM versions of our various vertical marketplaces on Global Services Online in 1995 for similar purposes. Our trade magazines and CD-ROMs also enable us to serve that portion of the market that is not yet online.

We have been a facilitator of international trade for 30 years, have been involved in the development of e-commerce software for nine years and have operated our online marketplace for five years. We launched Asian Sources magazine in 1971 to serve global buyers importing products in volume from Asia. Since 1971, we have expanded our group of sourcing magazines to cover multiple vertical markets, and have become one of Asia's leading providers of trade information. In 1991, we initiated our transition to e-commerce by developing an earlier version of our order management software that is now known as Transact. We became one of the first business-to-business online marketplaces by launching Asian Sources Online in 1995. In 1999, we expanded our scope to include suppliers beyond Asia and changed our name to Global Sources.

During 2000, Jupiter Media Metrix named us the 8th largest net market in the world, Forbes Magazine named us one of their top 20 small firms worldwide and Asiaweek magazine selected Global Sources Online as the best business-to-business website in Asia.

Industry background

The International Trade Market Opportunity

The dollar value of global merchandise trade was $5.5 trillion in 1999 and is expected to be approximately $6.5 trillion in 2001, according to the International Monetary Fund. The share of the world Global Domestic Product that is effectively globalized, or open to non-domestic firms, is set to rise from around 20% today to over 50% in the next 10 to 15 years, according to McKinsey & Company.

The growth in global trade is supported by several factors, including increased recognition of the benefits of free trade, the proliferation of free trade agreements, more efficient global communications and logistics and more widespread use of electronic commerce technology. Due to its inherent fragmentation and complexity, global merchandise trade is ideally suited to benefit from e-commerce and online marketplaces.

International Trade Challenges

International commerce is highly complex, fragmented and expensive, which has prevented many companies from participating. Approximately $400 billion, or 7% of global merchandise trade, is spent on administrative costs annually, primarily document handling and transmission costs related to trade transportation, according to the Boston Consulting Group. Voluminous international regulations create huge amounts of supporting paper with the average ship carrying over 500 pounds of documents for its cargo. International trade participants face two primary sets of challenges:

Sourcing and Marketing Challenges. The large scale and fragmented nature of international trade can make it difficult for buyers and suppliers to identify each other. Accordingly, buyers' search and evaluation costs and suppliers' advertising and marketing expenses can be far greater than in a domestic environment.

Transacting and Communicating Challenges

     o Logistics issues. Large distances between trading partners, multiple transportation factors and associated documentation and costs are a significant source of supply chain inefficiency. Additionally, participants in international trade can span multiple time zones, speak different languages, and observe diverse cultural norms, all of which make conducting business less efficient.

     o Unique transaction requirements. The documents and processes required for international trade are much more complex than for domestic business-to-business transactions. The certificates of origin, international letters of credit, bills of lading, customs declarations and advanced shipping documents required for the international shipment of goods are complex, labor intensive and error-prone.

     o Financial burdens. Fluctuations in currency exchange rates increase the financial risks associated with international trade. Additionally, governmental actions that restrict transfers of funds and trade protection measures, including tariffs and export quotas, increase the costs of international trade.

     o Regulatory requirements. The forms and procedures required to clear customs vary by country. For example, Japan alone has more than 200 trade laws for each category of import, which creates over 17,000 different regulations. Errors in documentation or failure to comply with country-specific customs procedures can result in shipping delays. Failure to ac-count for duties and quotas can also result in delays or the seizure of goods and the assessment of fines or penalties.

Our solution

We have developed solutions that streamline the communication and transaction processes associated with international trade. The key elements of our solution are as follows:

Neutral platform benefits both buyers and suppliers. The common interface of the Marketing Websites on Global Sources Online allows global buyers to efficiently search for goods, either by product or by geographic area, without having to navigate differently formatted sites of multiple suppliers. Global suppliers have a forum to promote and display their product offerings and thereby generate RFIs from buyers.

Transaction software facilitates online international trade. Global Sources Transact is a comprehensive trade management software package that integrates sourcing and order processing capabilities. Transact allows users to efficiently manage each step in the supply chain and can be integrated with a variety of legacy back-end systems. Transact, together with our Private Buyer Catalog and Private Supplier Catalogs, allow global buyers and suppliers to reduce the time and costs associated with multiple manual and paper-based tasks associated with international trade.

Global coverage and breadth of products perpetuates growing buyer/supplier network. Buyers from 230 countries and territories made inquiries on our online marketplace during the 12-month period ending December 31, 2000. As our base of active buyers and the number of RFIs increases, our online marketplace services will become increasingly attractive to suppliers. The growth of this network becomes self-perpetuating. As the number of buyers and sellers using our services grows, our site becomes incrementally more attractive to additional buyers and sellers.

Complementary media promote the transition to our e-commerce services. We publish monthly trade magazines that serve our verticals, and we produce CD-ROM versions of our online content for each of our vertical markets. Together, these media allow us to serve global buyers and suppliers that do not have access to the Internet and provide us with an effective educational and promotional tool for our e-commerce services.

Our growth strategy

Our goal is to be the leading enabler of global merchandise trade. Our strategy to achieve and maintain this goal has five primary components:

Increase penetration of our online marketplace services in our existing markets

We intend to increase the penetration of our online marketplace services in our existing vertical and geographic markets. On the buyer side, we intend to continue to use our trade magazines and CD-ROMs to encourage buyers to adopt our e-commerce services through a combination of editorial features regarding e-commerce and advertisements promoting our e-commerce services. Additionally, our trade magazines and CD-ROMs contain extensive references to the large selection of additional information on Global Sources Online. Supplier advertising in our trade magazines also includes references to the suppliers' Marketing Websites at Global Sources Online. We also advertise online and host exhibits at more than 80 trade shows annually where we demonstrate our e-commerce services to buyers.

To serve suppliers, we have a team of over 700 dedicated independent sales representatives whose primary function is to introduce our online marketplace services to the 93,000 suppliers listed on Global Sources Online. We believe that this sales force plays a vital role in educating, attracting, retaining and supporting these customers.

We believe that as Global Sources Online grows in content and usage, more buyers will be attracted and, thus, more suppliers will seek to maintain Marketing Websites and use our associated services.

Increase adoption of our transaction software

We intend to increase adoption and usage of our transaction software by offering versions that appeal to a larger universe of potential customers. We are developing a new Web-enabled version of Transact, our comprehensive trade management software. We intend to integrate transaction and messaging solutions with our cataloging services to provide Private Exchanges. This initative will leverage our capabilities to electronically enable, and obtain digital content from suppliers throughout the region.

Expand into new vertical and geographic markets

Our business has historically been geographically dispersed, and we believe we have the systems and infrastructure in place to support further vertical and geographic expansion. We intend to continue to expand into new territories by entering into joint ventures, representation agreements and licensing arrangements with third parties and through acquisitions. For example, in the past year we have entered into license arrangements with third parties in Indonesia, Mexico and Turkey to expand coverage of Global Sources Online into these regions. We also intend to expand into new vertical markets. As of December 31, 2000, we serve 27 industry verticals and 13 geographic portals.

Expand the functionality of our transaction software

We plan to integrate with various third-party services including financial, credit, insurance and logistical services.

Pursue strategic partnership and acquisition opportunities

We may pursue strategic acquisitions of complementary businesses, technologies or products that we believe will accelerate any of the elements of our strategy. We currently have no understandings, arrangements or agreements with respect to any potential acquisitions. We also intend to develop and utilize strategic partnerships to gain access to a larger number of potential users, cooperatively market products and services, cross-sell additional services and gain entry to new markets. We believe that we can use strategic partnerships to enhance our brand and grow our customer base.

Our services

Online Marketplace Services

Through Global Sources Online we offer online marketplace services that assist buyers in identifying suppliers and products and allow suppliers to market their products to a wide variety of buyers. We measure the performance of our marketplace primarily by the quantity and quality of marketing and sourcing activity. During the 12 month period ending December 31, 2000, more than 7,200 suppliers paid for Marketing Websites and related services. In December 2000, Global Sources Online featured approximately 83,000 product profiles, and during the year ending December 31, buyers made more than 2.1 million RFIs to suppliers through Global Sources Online.

Buyers may search Global Sources Online by product, by supplier or by country. A key feature of Global Sources Online is the common interface to suppliers' information, making it unnecessary for buyers to leave our website to visit numerous individual supplier websites, each with a different data structure and design. Another important feature of Global Sources Online is "Product Alert." Buyers set their profiles by registering for product categories about which they would like to receive information. They are then notified by e-mail whenever there is new advertising or editorial content in the product categories they specified.

Our primary service to suppliers is our Marketing Websites. Each Marketing Website is comprised of a home page, a company profile and an electronic virtual showroom containing product profile pages on the supplier's products. Each product profile page contains detailed product information and specifications and a full color image. Our sales representatives collect the data for the Marketing Websites, or suppliers can input the data directly if they have a Private Supplier Catalog. Our production units then verify the data structure and perform a quality control check before posting the new content on Global Sources Online.

Suppliers pay us a monthly fee for their Marketing Website that varies depending on the number of product profiles they choose to feature. For an additional flat fee, suppliers may upgrade to a Gold Website. This enables them to feature additional company information pages on their site.

Many suppliers choose to supplement their Marketing Websites with our additional online marketing services. For example, suppliers can sponsor a particular product or other search category on Global Sources Online. When a buyer searches that category, the supplier's banner is displayed promoting its products or services, with a link to that supplier's Marketing Website.

Transaction Software and Services

We are enhancing our transaction software offerings by developing new, Web-enabled versions of our order management software, Global Sources Transact. Transact is our order management software that was originally developed in 1991. More than 350 major trading organizations have installed versions of the software, including Liz Claiborne, Reebok and Warnaco.

Transact provides a comprehensive trade management system that integrates sourcing and order processing capabilities for each step in the supply chain and minimizes manual and paper-based transactions. Transact supports multiple currencies and languages, automated document generation and management tracking for greater control of the order process

We offer Private Buyer Catalogs for volume buyers to make their sourcing and purchasing activities more efficient. The catalogs enable buyers to maintain personalized product and supplier information from current and/or potential suppliers. We launched this service in 1998, and approximately 100 large buying organizations currently use the service, including The Home Depot, PREL--buying agent for Wal-Mart, Dell, Compaq, and Gemex--buying agent for Metro, Europe's largest general merchandise retailer.

Our Private Supplier Catalogs enable suppliers to enter, manage and update their product and company data for a variety of online marketing and cataloging applications. Each Private Supplier Catalog is a private, password-protected online environment where the supplier has the sole right of access and data entry. We provide tools within the catalog to assist with the creation, updating and posting of content.

Complementary Media Services

We publish the following eight monthly trade magazines:

   Global Sources Computer Products              Global Sources Electronics
   Global Sources Electronic Components          Global Sources Fashion
                                                   Accessories and Supplies
   Global Sources Gifts & Home Products          Global Sources Hardwares
   Global Sources Timepieces                     Global Sources Telecom Products

Since the launch of our online services in 1995, our sourcing magazines and CD-ROMs have been increasingly repositioned as an educational and promotional tool for our e-commerce services. In addition to their support role, these complementary media serve that segment of the market that is not online and provide us with an additional revenue stream. Our trade magazines contain advertisements from suppliers, as well as our independent editorial features including market reports and product surveys. Our CD-ROMs provide buyers with an offline, electronic means of accessing content found within the vertical marketplaces on Global Sources Online. In addition to our paid subscription base, we distribute samples of our trade magazines and CD-ROMs free of charge to prospective customers at a variety of trade shows and events. We will continue to use our trade magazines and CD-ROMs as a cost-effective means of promoting our e-commerce services.

Asia and China-focused Services

In addition to our primary services, our 30-year history and local market expertise in Asia has enabled us to become a leading provider of information to electronics engineers, exporters and executives throughout the Asian region. We have created four websites and publish four magazines covering this segment of our business. In addition, we host several conferences and events each year for a variety of participants in the Asian electronics markets.

Websites

     Website                                    Description
     -------                                    -----------

     ChiefExecutive China Online                o     A business management resource for mainland
          China www.cec.globalsources.com             entrepreneurs.

     China Exporter Online                      o     Online version of China Exporter magazine
          www.exporter.globalsources.com              providing information on conducting business in
          ------------------------------              foreign markets.

     Electronic Engineering Times Online        o     Provides news about electronic products and their
          www.eetasia.com                             applications.  The website is available in English,
          ---------------                             and Korean as well as traditional and simplified
                                                      Chinese.

     Electronic Buyers' News China              o     Provides global and local industry news summaries
          www.ebnchina.com                            and product updates that impact China's local
          ----------------                            electronics manufacturers.

Magazines

       Magazine                                  Description
       --------                                  -----------


     Electronic Engineering Times       o    Delivers the latest high-tech
                                             components and techniques to Asia's
                                             engineering community in Chinese,
                                             Korean and English.

     Electronic Buyers' News China      o    Serves electronics enterprise
                                             managers who are responsible for
                                             component, material and equipment
                                             purchasing de-
                                             cisions.

     Chief Executive China              o    A business publication serving
                                             China management elite, with
                                             features on management techniques,
                                             strategies and case studies.

     China Exporter                     o    Provides a mix of news and insights
                                             into foreign markets, e-commerce
                                             and international trade business
                                             practices.

Customers

We provide services to a broad range of international buyers and suppliers in various vertical trading communities.

Buyers

Across the vertical markets we currently cover, we serve over 209,000 unique, active buyers who have made an RFI using Global Sources Online, or received a magazine or CD-ROM within the last 12 months. Specific procedures used to determine the number of unique buyers were performed by an internationally-recognized accounting firm.

We emphasize serving large buying organizations as these companies are more technologically advanced and account for a disproportionately large volume of trade. For example, we believe that the companies that have established Private Buyer Catalogs on Global Sources Online have combined annual sales in excess of $760 billion.

We have developed our services primarily for retailers, distributors and manufacturers who import in volume for resale. We serve a specialized group of senior executives with large import buying power. We believe over 50% of these executives are owners, partners or presidents and another 20% are vice presidents, general managers or directors of their respective companies. We believe the median volume of annual import purchases for which these executives are responsible exceeds $2.0 million.

Suppliers

Suppliers from more than 150 countries and territories, approximately 90% of which are currently Asian manufacturers and trading companies, are currently listed and categorized on our websites. During the 12 month period ending December 31, 2000, over 7,200 suppliers paid us for Marketing Websites or related services. None of our supplier customers represented more than 1% of our revenue during the twelve months ending December 31, 2000.

Sales and marketing

Our global sales organization consists of approximately 700 full-time independent representatives in more than 40 locations. These representatives focus on developing and maintaining relationships with suppliers that are current customers and seek to increase the number of global suppliers using our online marketplaces and transaction software services. Online marketplace services and print advertising revenue is seasonal and has tended to be highest in the fourth quarter of each calendar year. Representatives collectively make an average of 50,000 supplier visits per month. The largest sales offices are located in Hong Kong, Beijing, Guangzhou, Shanghai, Shenzhen, Seoul and Taipei.

Our marketing strategy leverages our database of 93,000 supplier profiles currently listed on Global Sources Online and aggregated buyer demand. Sophisticated analysis of buyer and supplier profile data enables us to target our marketing strategy in areas ranging from specific product categories within verticals to entire geographic markets.

Our Community Development Group is responsible for marketing our solutions to the global buyer community through online advertisements and promotions, trade show exhibitions and direct mail campaigns. Analysis teams within this group research buyer and supplier use of online and print media and track buyer and supplier trends in the global markets.

Content development

Our Content Development Group is responsible for compiling, editing, integrating and processing the content that appears in our online marketplaces, print media and CD-ROMs. Within Content Development, the Ad Operations and Editorial groups compile materials from client suppliers and freelance writers, respectively and transform these materials into the advertising and editorial content in our online and print media. Research teams analyze customer content usage to direct content development and work with sales representatives and marketing staff to develop appropriate content for new vertical communities. Our Site Team is responsible for evaluating and integrating content into our online marketplaces, as well as the overall integrity of our marketplaces. In addition, members of the Content Development Group manage the pre-press production work and print production processes associated with the creation of our trade magazines and maintain the back-end supplier database which is the foundation for our online supplier and product information.

Customer service

We have established customer service centers employing approximately 30 people that handle more than 100,000 customer queries per year. We recently upgraded our customer service to 24 hours a day, seven days a week operations. We use three geographic locations in order to implement 24 hour coverage, including Singapore, our servicing headquarters, Shenzhen, China, our Chinese language support center, and Scottsdale, Arizona, our U.S. servicing base.

Strategic relationships

We use strategic relationships as one of our means of expansion. We have formed license-based partnerships with third parties to operate regional online marketing services such as South African Sources and Mexican Sources. These enable suppliers within the relevant geographic regions to promote their products and services to buyers located primarily outside of such regions.

We are also the 60.1% owner of a joint venture with CMP Media Inc. through United Business Media B.V., a subsidiary of United News & Media plc. We entered into the joint venture in September 2000, and we expect it to provide new technology content, media and e-commerce services for the Asian electronics market, focusing on new opportunities in the Greater China market.

Technology and systems

We use a combination of commercial software and internally developed systems to operate our websites and services. We have invested more than $25.8 million since 1995 in online services development. Currently, we have approximately 200 full-time employees engaged in technology development, maintenance, software customization and customer service positions.

Our online marketplace services are run on the Oracle DBMS release 8.0.5. The catalog application that supports Global Sources Online's core functions uses Oracle Application Server 3.0.

Our servers are hosted by Singapore Telecom. We have a dedicated 10Mbps link to SingTel's IX backbone, while Singapore Telecom maintains a 402 Mbps link to the United States and direct links to most countries in Asia. We use three off-site tape drives as well as a server located at our Singapore facility for back-up. For the twelve months ended December 31, 2000 our computer systems had approximately 24 hours of service outages.

Our platform applications use standard industry database protocols. We can, therefore, integrate our systems with products from other vendors written in traditional program languages or more innovative systems. Our Internet offerings are based on industry standard Web technologies. We may deploy our Web offerings on any modern Internet browser platform, which means that our Web clients do not need to load the software onto their personal computers.

All of our systems use secure socket layer, known as SSL, to encrypt sensitive communications between browsers and Web servers. SSL enables secure communication by encoding information transmitted over the Internet. We use Extensible Markup Language, referred to in the industry as XML, as an open communication protocol for information delivery.

Competition

Online global trade marketplaces and related software services are relatively new, rapidly growing and intensely competitive. This market is highly fragmented and our competition varies widely by the type of service provided, geographic focus and vertical served. We do not believe that there is a dominant direct competitor in this market. However, we may compete with a variety of businesses that have announced their intention to launch, or have already launched, solutions that compete to some degree with ours. These businesses include brick and mortar consortium exchanges, domestic retail marketplaces, international trade marketplaces, transaction software and services providers, auction and reverse auction service providers and distributor, sell-side marketplaces. We may be at a competitive disadvantage to companies that have greater financial resources, more advanced technology and that offer lower cost solutions that compete with ours. In addition, some buyers and suppliers may have developed in-house solutions for the online sourcing and marketing of goods and may be unwilling to use ours.

Intellectual property

Our primary product and supplier content, in addition to our in-house produced editorial content, are held under common law copyright. We actively protect this intellectual property by several means, including the use of digital watermark technology on the images on our website, which enables us to identify unauthorized use on other websites.

We have also developed several proprietary technology applications and we have applied for a patent for one of these applications. In the future we may apply for additional patents. We may not be successful in obtaining the patents for which we have applied. Even if we are issued a patent, it is possible that others may be able to challenge such a patent or that no competitive advantage will be gained from such patent.

Our intellectual property is very important to our business. We rely on a combination of contractual provisions, employee and third-party nondisclosure agreements, and copyright, trademark, service mark, trade secret and patent laws to establish and protect the proprietary rights of our software and services.

We have registered trademarks in the United States, China, Japan and Taiwan for "Asian Sources" and we have many other registered trademarks and trademarks pending registration in various countries, including pending trademark registrations for "Global Sources".

We have in the past, and may in the future, co-develop some of our intellectual property with independent third parties. In these instances, we take all action that we believe is necessary or advisable to protect and to gain ownership of all co-developed intellectual property. However, if such third parties were to introduce similar or competing e-commerce products and services that achieve market acceptance, the success of our e-commerce products and our business, financial condition, prospects and operating results may be harmed.

Government regulation

Our services are, to the best of our knowledge, fully compliant with government regulations in each country and territory in which we do business. Additionally, we maintain strict internal policies regarding the legality of data that is publicly available on our websites.

Internet Regulation. There are an increasing number of laws and regulations pertaining to the Internet. In addition, a number of legislative and regulatory proposals are under consideration by federal, state and local and foreign governments and agencies. Laws or regulations may be adopted with respect to the Internet relating to the liability for information retrieved from or transmitted over the Internet, online content regulation, user privacy, taxation and the quality of products and services. Moreover, it may take years to determine whether and how existing laws such as those governing issues relating to intellectual property ownership and infringement, privacy, libel, copyright, trademark, trade secret, taxation and the regulation of, or any unanticipated application or interpretation of existing laws, may decrease the use of the Internet, which could in turn decrease the demand for our services, increase our cost of doing business or otherwise have a material adverse effect on our business, financial condition, prospects and operating results.

Regulation of Communications Facilities. To some extent, the rapid growth of the Internet in the United States has been due to the relative lack of government intervention in the marketplace for Internet access. For example, several telecommunications carriers are seeking to have telecommunications over the Internet regulated by the Federal Trade Commission in the same manner as other telecommunications services. Additionally, local telephone carriers have petitioned the Federal Communications Commission to regulate Internet service providers in a manner similar to long distance telephone carriers and to impose access fees on such providers. Some Internet service providers are seeking to have broadband Internet access over cable systems regulated in much the same manner as telephone services, which could slow the deployment of broadband Internet access services. Because of these proceedings or others, new laws or regulations could be enacted which could burden the companies that provide the infrastructure on which the Internet is based, thereby slowing the rapid expansion of the medium and its availability to new users.

Legal proceedings

We are a party to litigation from time to time in the ordinary course of our business. We do not expect any of this litigation to have a material adverse effect on our business.

Organizational Structure

We own, directly or indirectly, 100% of the following significant subsidiaries:
Trade Media Holdings Ltd. (Cayman Islands), Trade Media Limited (Cayman Islands), ASM Business Services Ltd (Cayman Islands), World Executive's Digest Ltd (Cayman Islands), Trade Management Software Ltd (Cayman Islands), Lazenby Services Ltd (British Virgin Islands), Media Data Systems Pte Ltd (Singapore), Publishers Representatives Ltd (Hong Kong), Equitable Accounting Services Ltd (Hong Kong), Floro Company Ltd (Hong Kong), Trade Man-agement Productions Ltd (Hong Kong), Trade Management Software (HK) Ltd. (Hong
Kong), Pine Grove BV (Netherlands) and Global Sources USA, Inc. (Delaware).

Properties

We do not own any of our offices. Generally, we lease our office space under cancelable arrangements with terms not longer than three years. We also service and soon will service our customers through independent sales representative offices located in Australia, Canada, Hong Kong, India, Israel, Japan, Malaysia, The Netherlands, The Philippines, Singapore, Taiwan, Thailand, the United Kingdom, the United States, Brazil and approximately 30 locations in China. We lease in the aggregate approximately 135,551 square feet of executive and administrative offices in Hong Kong, Singapore, the Philippines and China. Our aggregate base rental payments in 2000 were approximately $1.5 million.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our financial condition and results of operations should be read in conjunction with the "Selected Financial Data" and the accompanying financial statements and the notes to those statements appearing elsewhere in this document. The following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in these forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed below and elsewhere in this document, particularly under the caption "Risk Factors."

Overview

We derive revenue from three principal activities.

Online Marketplace Services--Our principal online marketplace services are Marketing Websites, where suppliers present their products and capabilities on Global Sources Online. We also derive revenue from banner advertising and placement fees. We ratably recognize the fees we receive to display a supplier's goods or company data over the contractual term, which is generally six to 12 months.

Transaction Software and Services--Currently, customers typically pay a one-time fee for a perpetual license to use our Global Sources Transact software. License fees are based on the number of sites and users for the software product and also include post-contract customer support services for one year. We recognize license fees upon delivery of the software and when no significant obligations remain. Post-contract customer support revenue is deferred and recognized ratably over the maintenance period. We are in the process of creating web-enabled versions of Transact, for which we may charge customers differently.

Complementary Media Services--Suppliers pay for advertising in our trade magazines to promote their products and companies. Generally, we publish our trade magazines monthly. We recognize revenue ratably over the period in which the advertisement is displayed, generally not exceeding one year. We also derive revenue from buyers that subscribe to our trade publications.

Revenue from other sources primarily relates to organizing business seminars and exhibitions. We recognize revenue at the conclusion of these events.

Our costs of revenue consist of the commissions we pay to our independent sales representatives, as well as support fees for processing sales contracts and incentive payments. These representatives obtain content for our Marketing Websites and trade magazines, sell our software and receive a commission as a percentage of the revenue generated.

Results of operations

The following table sets forth our results of operations as a percentage of total revenue.

                                                                 Year Ended December 31,
                                                         ----------------------------------------
                                                             1998          1999         2000
                                                             ----          ----         ----
Income statement data:
Revenue:
    Online marketplace services......................         15%           28%          54%
    Transaction software and services................          1             1            1
    Complementary media services.....................         80            67           41
    Other............................................          4             4            4
                                                         ----------------------------------------
       Total revenue.................................        100           100          100
Operating expenses:
    Sales............................................         30            34           35
    Circulation......................................         16            14           13
    General and administrative.......................         37            35           34
    Online services development......................          3             4            6
    Non-cash compensation............................         --            --           63
    Other............................................          1            --            2
                                                         ----------------------------------------
       Total operating expenses......................         87            87          153
                                                         ----------------------------------------
Income/(loss) from operations........................         13            13          (53)
                                                         ----------------------------------------
Net income/(loss)....................................         12%           12%         (65)%
                                                         ========================================

The following table represents our revenue by geographical areas as a percentage of total revenue:

                                        Year Ended December 31,
                                ----------------------------------------
                                    1998          1999         2000
                                    ----          ----         ----
    Asia........................     91%           93%          93%
    United States...............      6             5            5
    Europe......................      2             1            1
    Other.......................      1             1            1
    Total revenue...............    100%          100%         100%

Fiscal Year 2000 Compared to Fiscal Year 1999

Our online marketplace services revenue grew from $25.8 million in the year 1999 to $56.4 million in the year 2000, an increase of 119%. This increase was attributable to our increased sales efforts and the continuing acceptance by our clients of our online marketplace services as a way of conducting export trade. Our complementary media services revenue declined from $62.1 million in the year 1999 to $43.4 million in the year 2000, a decrease of 30%. This decrease was attributable to our ongoing emphasis on online marketplace services. Total revenue grew from $91.9 million in the year 1999 to $105.2 million in the year 2000, an increase of 14%.

Sales. Sales costs consists of the commissions paid and incentives provided to our independent sales representatives and sales support costs. Sales costs increased from $31.1 million in the year 1999 to $36.6 million in the year 2000, an increase of 18% arising mainly from the growth in revenue and sales support costs incurred for development of new markets.

Circulation. Circulation costs consist of the costs relating to our trade magazine publishing business, specifically printing, paper, bulk circulation, subscription promotions and customer services costs. Circulation costs in-creased from $13.1 million in the year 1999 to $13.3 million in the year 2000, an increase of 2%, due mainly to increase in printing charges and paper costs for increases in print runs.

General and Administrative. General and administrative costs consist mainly of corporate staff compensation, information and technology support services, content management services, marketing costs, office rental, depreciation, communication and travel costs. General and administrative costs increased from $32.1 million in the year 1999 to $36.2 million in the year 2000, an increase of 13%, due mainly to cash expenses incurred in connection with our recent share exchange, increase in marketing expenses and fees paid for professional services.

Development Costs. Development costs consist mainly of payroll costs, office rental and depreciation relating to the development of Global Sources Online, Private Buyer Catalogs, Private Supplier Catalogs and online Transaction Services. Development costs to fund the expansion of our online marketplace services and transaction services increased from $3.5 million in the year 1999 to $6.7 million in the year 2000, an increase of 91%. This increase resulted from our efforts to continue to enhance our online marketplace services and transaction services.

Non-cash Compensation Expense. On February 4, 2000, the company established a restricted share award plan for the benefit of our chairman and chief executive officer in recognition of services to the company. In conjunction with the restricted share award plan, the principal shareholder assigned 4,008,221 ordinary shares of the company representing 15.2% equity interest in the company, to the company. The company then awarded these shares to our chairman and chief executive officer.

Effective August 30, 2000, the Company's equity compensation plan committee approved the accelerated vesting of all the restricted shares granted to our chairman and chief executive officer. The non-cash compensation expense associated with this award amounted to $64 million. An amount of $10.3 million was charged up to second quarter and $53.7 million was charged in the third quarter. The $64 million non-cash compensation charge was correspondingly credited to additional paid in capital, resulting in no dilution to shareholders' equity.

In the third quarter 2000, the Company's equity compensation plan committee granted awards under Equity Compensation Plan (ECP) II and ECP III to staff and team members.

The total non-cash compensation expense, resulting from the one-time grant of shares to the chairman and chief executive officer and the two ECP plans, recorded by the company during the year ended December 31, 2000 was $65.7 million.

Other non-cash expenses. Other non-cash expenses consist of listing expenses in connection with our recent share exchange and amortization of intangibles and software development costs.

Other non-cash expenses for the year 2000 was $2.4 million, consisting mainly of $1.4 million incurred in connection with our recent share exchange and $0.6 million amortization of software development cost, compared to $0.4 million for the year 1999 for amortization of intangibles.

Income/Loss from operations. Income from operations for online marketplace services for the year 2000 was $12.7 million as compared to the income from operations of $3.6 million in 1999. Total loss from operations during year 2000 was $55.6 million as compared to an income from operations of $11.8 million during 1999. The loss during year 2000 was mainly due to the non-cash compensation expense of $65.7 million, non-cash listing expenses of $1.4 million and increase in online services development costs.

Write-down of investments. During the fourth quarter of year 2000, we wrote down $11.8 million on investments in and cash advances to unaffiliated electronic commerce companies, based on the current financial position of the investee companies and other information which became available in quarter four and developments in the technology and internet sectors in quarter four.

Income Taxes. We reported a tax provision of $1.3 million in the year 2000 and $1.4 million in the year 1999.

The company and certain of its subsidiaries operate in the Cayman Islands and other jurisdictions where there are no taxes imposed on companies. Certain of the Company's subsidiaries operate in Hong Kong and Singapore and are subject to income taxes in their respective jurisdictions. Also, the Company is subject to withholding taxes for revenues earned in certain other countries.

Net Income/Loss. Net loss was $68.2 million for the year 2000, as compared to net income of $11.0 million for last year. This net loss was due mainly to the non-cash compensation expense of $65.7 million, non-cash listing expenses of $1.4 million and the write-down on investments in unaffiliated electronic commerce companies of $11.8 million and increase in online services development costs.

Fiscal Year 1999 Compared to Fiscal Year 1998

Revenue. Our online marketplace services revenue grew from $14.6 million in 1998 to $25.8 million in 1999, an increase of 77%. This increase was attributable to our continued focus on shifting customers from our print advertising services to our online marketplace services. Our total revenue decreased from $95.9 million in 1998 to $91.9 million in 1999, a decrease of 4%. Our revenue in Hong Kong and Taiwan was lower in 1999 as a result of intense price competition in the print advertising and subscription services category. Also, in 1999, as a result of the Asian economic crisis, many Asian companies reduced their advertising budgets. Accordingly, we decided to discontinue the publication of two magazines, which reduced our revenue. Customers located in the United States and Europe also reduced advertising spending for our print advertising and subscription services due to reduced demand for American and European products in Asia.

Sales. Sales costs consists of the commissions paid and incentives provided to our independent sales representatives and sales support costs. Sales costs increased from $29.0 million in the year 1998 to $31.1 million in the year 1999, an increase of 7.2% arising mainly from the sales support costs incurred for development of new markets.

Circulation. Circulation costs decreased from $15.4 million in 1998 to $13.1 million in 1999, a decrease of 15%. This decrease was attributable mainly to a reduction in printing, paper and bulk mail costs.

General and Administrative. General and administrative costs decreased from $35.3 million in 1998 to $32.1 million in 1999, a decrease of 9%, due mainly to reduced sales promotion costs, salaries, rental, depreciation and other overhead expenses. We believe these savings are temporary and future periods are not expected to benefit from these costs reductions.

Development Costs. Development costs increased to $3.5 million in 1999 from $3.2 million in 1998, an increase of 9%. Development costs increased due mainly to an increase in personnel. Also, in 1999, we developed a new online software service and capitalized approximately $4.6 million of software development costs. Prior to 1999, all software developed for internal use was expensed.

Other. Other expenses consist of amortization of intangibles, consisting mainly of copyrights. Other expense was $0.4 million for both 1998 and 1999. In 1998 and 1999, amortization of intangibles consisted of mainly copyrights, which will be fully amortized by 2001.

Income Taxes. We reported a tax provision of $1.4 million in 1999 and $1.6 million in 1998, a decrease of 12%. The decrease in income tax for 1999 was due primarily to a decline in revenue in countries which charge income tax.

Net Income. Net income was $11.0 million for 1999, as compared to $11.6 million in 1998. The marginal drop in 1999 net income was due primarily to a reduction in revenue from print advertising and subscriptions, which was substantially offset by an increase in profitability in our online marketplace services and a reduction in circulation costs and general and administrative costs. Additionally, we reported a foreign exchange gain of $0.4 million in 1999, as compared to a foreign exchange gain of $0.2 million in 1998.

Liquidity and capital resources

We finance our activities using cash generated from our operations, supplemented by borrowings from a short-term bank loan, as necessary.

Net cash generated from operating activities was $16.9 million during the year 2000 and $15.1 million for the year 1999. The primary source of cash from operating activities was net income as adjusted by non-cash expenses and changes in working capital.

Net cash used for investing activities was $23.6 million for the year 2000, of which $17.1 million was used principally for capital expenditures for computers and software development and $13.0 million was used principally for investment in electronic commerce companies, off-set partially by $6 million capital contributed by CMP Media Inc., minority shareholder in a joint venture. Net cash used for investing activities in the year 1999 was $7.9 million, used primarily for the purchase of computers and software development.

Net cash generated from financing activities was $4.0 million in the year 2000, which resulted primarily from short term borrowings. Net cash used for financing activities was $7.5 million in the year 1999, resulting primarily from the payment of dividends.

Effective January 1, 2000, we executed a loan agreement in the principal amount of $11.4 million to establish the repayment terms of amounts owed to our principal shareholder. On January 1, 2005, we will begin repayment of this promissory note by making quarterly payments of principal and interest over the then following ten years. Interest will accrue beginning January 1, 2005 at the applicable U.S. Federal Funds rate.

On March 17, 2000, we entered into a revolving credit facility with Bank of Bermuda (Isle of Man) Limited. The credit facility has a term of one year and provides a borrowing facility of up to $25.0 million, with minimum borrowings of $1.0 million. The lender may request that we secure our borrowings under the credit facility. The credit facility bears interest, payable quarterly in arrears, at the London Inter-Bank Market Rate plus 0.5%. The credit facility can be used for investments, working capital and general corporate purposes. Our principal shareholder, Hung Lay Si Co. Ltd., has guaranteed all of the obligations under the credit facility.

On March 22, 2000, we used $5.3 million under our credit facility to repay and cancel a loan made on March 9, 2000 from Hung Lay Si Co. Ltd. to us. The loan was used to pay U.S. taxes on income of Merle Hinrichs, our chairman and chief executive officer. Mr. Hinrichs executed a promissory note in the amount of $5.0 million, representing his portion of the U.S. taxes on income owed, that bears interest at the Federal Funds rate plus 2%, adjusted quarterly. Mr. Hinrichs repaid the loan along with the interest due on December 19, 2000. In addition, we used $8.0 million of the credit facility to partially fund an investment in an unaffiliated electronic commerce company. On September 19, 2000, we repaid $4.0 million in the debt from the general operating funds and on December 19, 2000, we further repaid $5.3 million from the proceeds of the loan repayment by Mr. Hinrichs. As of December 31, 2000, we had drawn $4.0 million under the credit facility.

On May 19, 2000, we invested $1.0 million in an unaffiliated electronic commerce company. Under the terms of the agreement, we provided this company, on June 14, 2000 with an additional unsecured cash advance of $2.0 million, repayable within two years, or three months notice from us. We also have an option to convert the unsecured advances into equity shares. However based on the current financial position of the investee company and other available information, we considered it prudent to write down completely the investment and the unsecured cash advance. At the same time we also wrote down $8.8 million on our investment of $10.0 million in another electronic commerce company based on the latest available information. The total $11.8 million write down is reflected on the income statement.

On July 7, 2000 we entered into an agreement with CMP Media Inc., a unit of United News & Media plc to set-up a joint venture company to provide new technology content, media and e-commerce services to the electronics technology market in Asia. We took a 80% share and CMP took 20% share in the joint venture company. We transferred two of our existing publications, marketing inserts business and conference and exhibitions business as the consideration for our 80% share. CMP paid for its share of $6 million in cash. Subsequently CMP purchased from us an additional 19.9% interest in the joint venture for which it executed a promissory note for $6 million. The promissory note can be repaid out of the dividends received by CMP from the joint venture company.

The total costs capitalised for the development of Global Sources Connect were $9.3 million. We launched the product on October 17, 2000 and started to amortize the development costs over the estimated useful life of three years.

Advance payments received from customers were $15.1 million as of December 31, 1999 and $15.9 million as at December 31, 2000, improving our liquidity. We anticipate that cash on hand, cash generated from operations and short-term bank borrowings will be adequate to satisfy our working capital, capital expenditure requirements and cash commitments based on our current levels of operation. However, we intend to raise additional capital in order to invest in the growth of our online marketplace services and transaction software and services businesses.

Qualitative and quantitative disclosures about market risk

We operate internationally and foreign exchange rate fluctuations may have a material impact on our results of operations. Historically, currency fluctuations have been minimal on a year to year basis in the currencies of the countries where we have operations. As a result, foreign exchange gain or losses in revenues and accounts receivable have been offset by corresponding foreign exchange losses or gains arising from expenses. However, during the Asian economic crisis of 1997 to 1998, both advertising sales and the value of Asian currencies declined, which caused a significant decline in revenues that was not fully offset by lower expense levels in Asian operations.

This decline in revenues occurred due to contracts being denominated and priced in foreign currencies prior to devaluations in Asian currencies. The conversion of these contract proceeds in U.S. dollars resulted in losses and reflects the foreign exchange risk assumed by us between contract signing and the conversion of cash into U.S. dollars. We believe this risk is mitigated because historically a majority (ranging between 55% to 65%) of our revenues are denominated in U.S. dollars or are received in the Hong Kong currency which is currently pegged to the U.S. dollar. To the extent significant currency fluctuations occur in the New Taiwan dollar or other Asian currencies, or if the Hong Kong dollar is no longer pegged to the U.S. dollar, our profits would be affected.

As of December 31, 2000, we have not engaged in foreign currency hedging activities.

Year 2000

We have not experienced any material problems as a result of the Year 2000 turnover or in connection with February 29, 2000. We do not believe that any Year 2000 related issues will affect our business, results of operations or financial condition in the future.

Recent accounting pronouncements

In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." This statement establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. SFAS No. 133 is effective for all fiscal quarters beginning with the quarter ending March 31, 2000. In July 1999, the FASB issued SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities--Deferral of the Effective Date of FASB Statement No. 133," which deferred the effective date until January 1, 2001. We believe that the adoption of SFAS 133 will not have a material impact on our financial statement position or results of operations.

In December 1999, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin 101, "Revenue Recognition in Financial Statements" ("SAB 101"), which summarizes certain of the SEC Staff views in applying U.S. GAAP to revenue recognition to financial statements. We adopted SAB 101 in these consolidated financial statements. Such adoption has no impact on our consolidated financial statements.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors And Senior Management

The following table sets forth information regarding the persons who are our executive officers and directors.

Name                                       Age          Position
----                                       ---          --------

Merle A. Hinrichs.......................   58           Director, Chairman and Chief Executive Officer
Eddie Heng Teng Hua.....................   50           Director and Chief Financial Officer
J. Craig Pepples........................   39           Chief Operating Officer
Bill Georgiou...........................   56           Chief Information Officer
Sarah Benecke...........................   43           Director
David F. Jones..........................   35           Director
Jeffrey J. Steiner......................   63           Director
Roderick Chalmers.......................   53           Director
Dr. H. Lynn Hazlett.....................   64           Director

Merle Hinrichs is one of our founders and served as principal executive officer of Trade Media (our predecessor) from 1971 through 1993 and resumed that position in September 1999. From 1994 to August 1999, Mr. Hinrichs was chairman of the ASM Group which included Trade Media. Mr. Hinrichs is a co-founder and former chairman of the Society of Hong Kong Publishers. He is a member of the board of trustees of the American Graduate School of International Management (Thunderbird) and is a board member of the Economic Strategy Institute. His term as director expires in 2003.

Eddie Heng has been our chief financial officer (previously entitled vice president of finance) since April 1994. He joined us in August 1993 as deputy to the vice president of finance. He is a member of The Institute of Certified Public Accountants, Singapore and a Fellow Member of The Association of Chartered Certified Accountants in the United Kingdom. Prior to joining us, he was the regional financial controller of Hitachi Data Systems, a joint venture between Hitachi and General Motors. He is a member of the Operations Board. His term as director expires in 2001.

Craig Pepples has been our chief operating officer since June 1999 and is responsible for our worldwide operations, including interactive media, corporate marketing, community development, information services, human resources and finance. Mr. Pepples joined us in October 1986 in an editorial capacity, managed our sales in China from 1989 to 1992, and served as country manager for China from 1992 to June 1999. Mr. Pepples is a member of our management board.

Bill Georgiou was appointed chief information officer (previously chief technology officer) in January, 2001. Mr. Georgiou has had over 20 years experience in information technology, most recently as a consultant with 3Com Technologies during 2000 and as Chief Information Officer with Park N'Shop (HK) Ltd. from 1999 to 2000. He is a member of the operations board. He received his B.Ec. (Honours degree) and M.B.A. from the University of Adelaide.

Sarah Benecke has been one of our directors since July 1993. She was our principal executive officer from January 1994 through August 1999. She joined us in May of 1980 and served in numerous positions, including publisher from 1988 to December 1992 and chief operating officer in 1993. Her term as director expires in 2001.

David Jones has been one of our directors since July 1999. He was an executive at MacQuarie Direct Investment, a venture capital firm in Sydney, Australia from 1994 to August 1999, where he was responsible for investment and strategic analysis of potential and existing portfolio companies. He joined UBS Capital in July 1999 and is currently a director of Miller's Retail Ltd., which is one of our customers. His term as director expires in 2002.

Jeffrey Steiner has been one of our directors since April 2000. He has also been a director of The Fairchild Corporation since 1985. He has been the chairman of the board and chief executive officer of Fairchild from December 1985 to the present. Mr. Steiner was president of Fairchild from July 1991 to November 1998. He is president of Cedco Holdings Ltd., a Bermuda corporation, and a director of The Copley Fund. His term as director expires in 2003.

Roderick Chalmers has been one of our directors since October 2001. He was chairman, Asia-Pacific, of PricewaterhouseCoopers (`PwC') and a member of PwC's Global Management Board between 1998 and until his retirement in July 2000. He has been a 30 year veteran with PwC merger partner Coopers & Lybrand with specialist experience in the securities industry. He has at various times been a non-executive director of the Hong Kong Securities and Futures Commission, a member of the Takeovers and Mergers Panel, and chairman of the Working Group on Financial Disclosure. His term as director expires in 2003.

Dr. H. Lynn Hazlett has been one of our directors since October 2000. He was a former chief executive officer and president of QRS Corporation, a leading US-based provider of supply chain management solutions to the retail industry, until his retirement in 2000. He previously managed Supply Chain Associates, an international consulting firm until 1997. Prior to that he was corporate vice president at VF Corporation, the US apparel company, from 1989 to 1994. Dr. Hazlett has a doctorate in Economics and Automated Systems from George Washington University. His term as director expires in 2002.

Compensation

For the year ended December 31, 2000, we and our subsidiaries provided our nine directors and executive officers as a group aggregate remuneration, pension contributions, allowances and other benefits of approximately $65,444,516 including the non-cash compensation of $64,140,256 associated with the share award and ECP plans. Of that amount, $185,000 was paid under a performance based, long-term discretionary bonus plan which we implemented in 1989 for members of our senior management. Under the plan, members of senior management may, at our discretion, receive a long-term discretionary bonus payment. The awards, which are payable in either five or ten years time, are paid to a member of senior management if his or her performance is satisfactory to us. There are seven current members of senior management and three former members of senior management who may receive payments on maturity.

In 2000, we and our subsidiaries incurred $25,822 in costs to provide pension, retirement or similar benefits to our respective officers and directors pursuant to our retirement plan and pension plan.

On February 4, 2000, Hung Lay Si Co. Ltd. made a capital contribution of 1,600 Class A ordinary shares of our predecessor, representing a 16% equity interest in such entity to Trade Media Holdings Ltd. It in turn contributed these shares to one of our wholly-owned Delaware subsidiaries, for a restricted share award for the chairman and chief executive officer in recognition of his services. These shares represent our common shares following the share exchange. 501,028 of our common shares, representing an approximately 1.9% equity interest, vested upon Mr. Hinrichs' entering into an employment agreement with us. The remainder of the grant, or 3,507,193 shares, representing an approximately 13.3% equity interest, was accelerated and fully vested on August 30, 2000. We recorded $64.0 million in non-cash compensation related to this share award during the year ended December 31, 2000.

Employment Agreements

We have employment agreements with Merle A. Hinrichs under which he serves as our and one of our subsidiaries' chairman and chief executive officer. The agreements contain covenants restricting Mr. Hinrichs' ability to compete with us during his term of employment and preventing him from disclosing any confidential information during the term of his employment agreement and for a period of three years after the termination of his employment agreement. In addition, we retain the rights to all trademarks and copyrights acquired and any inventions or discoveries made or discovered by Mr. Hinrichs in the course of his employment. Upon a change of control, if Mr. Hinrichs is placed in a position of lesser stature than that of a senior executive officer, a significant change in the nature or scope of his duties is effected, Mr. Hinrichs ceases to be a member of the board or there is a breach of those sections of his employment agreements relating to compensation, reimbursement, title and duties or termination, each of us and such subsidiary shall pay Mr. Hinrichs a lump sum cash payment equal to five times the sum of his base salary prior to the change of control and the bonus paid to him in the year preceding the change of control. The agreements may be terminated by either party by giving six months notice.

We have employment agreements with each of our executive officers. Each employment agreement contains a non-competition provision, preventing the employee from undertaking or becoming involved in any business activity or venture during the term of employment without notice to us and our approval. The employee must keep all of our proprietary and private information confidential during the term of employment and for a period of three years after the termination of the agreement. We can assign the employee to work for another company if the employee's duties remain similar. In addition, we retain the rights to all trademarks and copyrights acquired and any inventions or discoveries made or discovered by the employee during the employee's term of employment. Each employment agreement contains a six month's notice provision for termination, and does not have a set term of employment. Bonus provisions are determined on an individual basis.

Board Practices

Our board of directors consists of seven members divided into three classes, the terms of which expire at the general meeting of shareholders to be held in each year indicated above. Each director will hold office until his or her term expires and his or her successor has been elected and qualified. Beginning in 2000, at each general meeting of shareholders, directors nominated to a class with a term that expires in that year will be elected for a three-year term. Executive officers serve at the discretion of the board of directors. Officers are elected at the annual meeting of the directors held immediately after the annual general meeting of shareholders. Our executive officers have, on average, 13 years of service with us.

Committees of the board of directors

We have established an audit committee and an executive committee. The audit committee recommends the appointment of auditors, oversees accounting and audit functions and other key financial matters of our company. David Jones, Roderick Chalmers and Lynn Hazlett are the members of the audit committee. The executive committee acts for the entire board of directors between board meetings. Merle Hinrichs and Eddie Heng are the initial members of the executive committee.

Employees

As of December 31, 2000, we had 567 employees worldwide, the majority of whom work in management, technical or administrative positions. We consider our employee relationships to be satisfactory. Our employees are not represented by labor unions and we are not aware of any attempts to organize our employees.

The following summarizes the approximate number of employees and independent contractors by function:

                                                                                  Independent
                         Function                              Employees          Contractors        Total
                         --------                              ---------          -----------        -----

Content Development.....................................         69                   161               230
Corporate Human Resources & Administration..............         36                    33                69
Corporate Marketing.....................................         15                    33                48
Community Development...................................         97                    21               118
Sales...................................................         20                   792               812
Publishing..............................................         58                   197               255
Electronic Commerce Services............................         43                     0                43
Interactive Media Department............................          8                    82                90
Information System Department...........................        131                    31               162
Corporate Accounts......................................         76                    49               125
China Legal.............................................          3                     2                 5
New Markets.............................................          6                    13                19
Office of the CEO, COO, CTO.............................          5                     7                12
Legal and Group Secretarial.............................          0                     5                 5
Total Staff.............................................        567                  1426              1993

Share Ownership

Equity compensation plans

We established The Global Sources Employee Equity Compensation Trust on December 30, 1999. The Trust is administered by Harrington Trust Limited, as trustee. The purpose of the Trust is to administer monies and other assets contributed to the trustee for the establishment of equity compensation and other benefit plans, including the equity compensation plans described below. The number of shares that may be sold pursuant to these plans is limited to the number of our shares held by the Trust. On February 4, 2000 Hung Lay Si Co. Ltd. made a capital contribution to us of 1,000 Class A Ordinary Shares of Trade Media, representing a 10% equity interest, and subsequently contributed these shares to the Trust. These Trade Media shares currently represent our common shares. As of the date hereof, the Trust holds 2,572,038 of our common shares. The Trust does not intend to acquire any additional shares. In exercising its powers, including the voting of securities held in the Trust, the trustee may be directed by a plan committee, selected by the board of directors of one of our wholly owned subsidiaries.

Global Sources Equity Compensation Plans Numbers I, II and III

In March 2000, we adopted the Global Sources Equity Compensation Plans (ECP) Numbers I, II and III. Employees, directors, consultants, advisors and independent contractors of ours, our subsidiaries or affiliates are eligible to receive option grants under ECP I. Employees and directors of ours, our subsidiaries or affiliates are eligible to receive grants under ECP II and III. Options granted under ECP I and II will be exercisable, and coupons granted under ECP III will be redeemable, for our shares held by the trust.

ECPs I, II and III are administered by the trustee subject to the directions of the plan committee of one of our wholly-owned subsidiaries. The plan committee determines who will receive, and the terms of, the options under ECP I and II. The exercise price of these options may be below the fair market value of our shares. Under ECP I, payment for shares being purchased upon exercise of an option may be made in the manner determined by us at the time of grant. Under ECP II optionees may pay for common shares purchased upon exercise of options by check to the trust. Under ECP II, the number of common shares that optionees may purchase is based on the number of years they have been employed by, or working with us, our subsidiaries or affiliates.

Under ECP III, outstanding coupons are redeemable for a defined amount of compensation payable in our common shares which will be transferred from the trust to the coupon holders. The number of shares will be determined by dividing the amount of compensation awarded by an amount determined by the plan committee. Under each of ECPs I and III, the maximum number of shares that may be issued to any individual in any calendar year may not exceed 25% of the total shares available under such plan.

On each of the first three annual anniversaries of the listing of our common shares on a securities exchange, including NASDAQ, the trustee will release one-third of the common shares purchased by an optionee, under ECP II, and one-third of the shares granted to each coupon holder, under ECP III, if such optionee or holder, as the case may be, is still employed with us on these dates. Under ECP II, the consideration paid for any common shares purchased by an optionee fired for cause or who becomes an employee of one of our competitors, but not yet released by the trustee, will be returned to the optionee by the trust and the right to receive these shares will be forfeited and revert back to the trustee. Under ECP III, common shares allotted by, but not yet released by the trustee, to an employee who is subsequently fired for cause or who becomes an employee of one of our competitors, are forfeited and revert back to the trustee for future use. Options are not transferable under ECPs I and II and coupons are not transferable under ECP III.

Under ECPs I and II, all options held by an optionee terminate on the date of that optionee's termination for cause or resignation. Death, disability or retirement do not affect an optionee's right to exercise an option.

All outstanding options are adjusted to preserve the optionee's benefits under ECPs I and II and all outstanding common shares are adjusted to preserve the interests of the holders of these common shares under ECP III if there is a change in the number of our outstanding common shares or an exchange for securities of a successor entity as a result of our: (i) reorganization; (ii) recapitalization; (iii) stock dividend; or (iv) stock split.

If a person or group of persons acting together becomes the beneficial owner of at least 50% of our issued and outstanding common shares, by tender offer or otherwise, all unexercised options under ECPs I and II become immediately exercisable and all optionees will be entitled to sell to the trustee all unexercised options at a price equal to the greater of fair market value or the tender offer price.

ECPs I, II and III terminate and all optionees will be entitled to sell to the trustee all unexercised options at a price equal to the difference between the fair market value of the common shares and the aggregate exercise price of the options under ECPs I and II and securities and any cash held by the trustee shall be distributed in equal shares to people who received coupons under ECP III, upon our: (i) dissolution or liquidation; (ii) reorganization, merger or consolidation; or (iii) sale of our business. If none of these events occurs, ECPs I, II and III terminate in February 2010.

Global Sources Equity Compensation Plans Numbers IV and V

The plan committee approved the awards under ECP IV and ECP V on January 23, 2001.

Eligible employees directors and consultants under ECP IV are awarded a defined amount of compensation payable in Global Sources Ltd. common shares the number of which are determined by the plan committee periodically.

Entitlement of the employees, directors and consultants to these common shares was and will be subject to employment and vesting terms.

Eligible employees, directors and consultants under ECP V were awarded a one-term grant of shares the number of which were determined by the plan committee.

Entitlement of the employees to these common shares is subject to employment and vesting terms.

The non-cash compensation expenses associated with awards under ECP IV and ECP V of approximately $3,524,737 and $2,453,267 respectively, will be recognised over the five year vesting term.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

The following table sets forth information about those persons who hold more than 5% of our common shares and the share ownership of our directors and officers as a group. The information is based upon our knowledge of the share ownership of such persons on February 28, 2001.

Hung Lay Si Co. Ltd. is a company organized under the laws of the Cayman Islands. It is wholly owned by the Quan Gung 1986 Trust, a trust formed under the laws of the Island of Jersey. The trustee of the trust is Hill Street Trustees Limited, an Island of Jersey limited liability company whose shares are wholly owned by the partners of the Mourant Group, which is a firm based in the Island of Jersey that provides trust administration services. The partners of the Mourant Group are: Richard Jeune, Peter Mourant, Conrad Coutanche, Ian James, Alan Binnington, James Crill, Tim Herbert, Jacqueline Richomme, Elizabeth Breen, Cyman Davies, Nicola Davies, Alastair Syvret, Edward Devenport, Jonathan Speck, Beverley Lacey, Moz Scott, Julia Chapman, Jonathan Walker and Dominic Jones. Hill Street Trustees Limited is the sole beneficial owner of the Hung Lay Si Co. Ltd. shares under applicable Securities and Exchange Commission regulations.

The Quan Gung 1986 Trust (through Hung Lay Si Co. Ltd., its wholly owned subsidiary) beneficially owns approximately 61% of our common shares. The Quan Gung 1986 Trust was formed under the laws of the Island of Jersey. According to an opinion from Mourant du Feu & Jeune, counsel to the trustee of the Trust, as of the date of this report the trustee has sole and exclusive voting and investment power (which includes the power to dispose, or to direct the disposition) for all the shares of Hung Lay Si Co. Ltd. owned by the Trust. None of the beneficiaries or settlor of the Trust has any control over such shares. This opinion also states that the trustee's powers under the Trust are irrevocable and neither the settlor, the beneficiaries nor any other person has, under the terms of the Trust, the ability to amend or revoke such powers or to remove the trustee, except in very limited circumstances such as the trustee being a lunatic or of unsound mind, or becoming bankrupt. Counsel to the trustee has also informed us that, by virtue of the terms of the Trust and the laws of the Island of Jersey, the trustee cannot make disclosure of the names of the beneficiaries and settlor of the Trust in breach of the obligations placed on it and in accordance with its duties of confidentiality. Accordingly, you may never know the identity of the beneficiaries or settlor of the Quan Gung 1986 Trust.

                                                                   Common Shares
                                                                 Beneficially Owned
Name of Beneficial Owner                                               Shares             Percentage
                                                                       ------             ----------
    Hung Lay Si Co. Ltd.....................................        16,035,388                61.0%
    Merle A. Hinrichs.......................................         4,008,221                15.2
    Jeffrey J. Steiner(1)...................................           309,502                 1.2
    Eddie Heng Teng Hua.....................................                 *                 *
    J. Craig Pepples........................................                 *                 *
    Bill Georgiou...........................................                 *                 *
    Sarah Benecke...........................................                 *                 *
    David F. Jones..........................................                 *                 *
    Roderick Chalmers.......................................                 *                 *
    Dr. Lynn Hazlett........................................                 *                 *
    All officers and directors as a group (9 persons).......         4,326,423                16.4

* Indicates beneficial ownership of less than 1%.

(1) Mr. Jeffrey J. Steiner is the sole manager of The Steiner Group LLC, and as such may be deemed to beneficially own the same common shares owned directly or beneficially by The Steiner Group LLC. Mr. Steiner disclaims beneficial ownership of shares owned by The Steiner Group LLC, the Jeffrey Steiner Family Trust and shares owned by him as custodian for his children. The Steiner Group LLC is a Delaware limited liability company. Jeffrey J. Steiner is its sole manager. The members are Jeffrey J. Steiner (with a 20% membership interest) and The Jeffrey Steiner Family Trust (with an 80% membership interest). The Jeffrey Steiner Family Trust is a trust created for the benefit of the issue of Jeffrey J. Steiner.

2,495,649 of our shares, or 9.5%, were beneficially owned by U.S. holders as of February 28, 2000, the latest date as to which such information is available to us.

Related Party Transactions

On December 31, 2000, we had $11,404,000 in net intercompany obligations due to our controlling shareholder.

These obligations arose from:

     o the transfer of intangibles, including copyrights for magazines, from Hung Lay Si Co. Ltd. to us after our re-incorporation in the Cayman Islands in 1983; and

     o allocations of operating expenses from Hung Lay Si Co. Ltd. and its affiliates to us, as described in the last paragraph of Note 10 to our audited consolidated financial statements included elsewhere in this document.

Effective January 1, 2000, we executed an unsecured promissory note in the principal amount of $11,404,000 to establish the repayment terms of these intercompany obligations owed to Hung Lay Si Co. Ltd. On January 1, 2005, we will begin repayment of this promissory note by making quarterly payments of principal and interest over the following ten years. Interest will accrue beginning on January 1, 2005 at the U.S. Federal Funds rate on the following business day and will be adjusted quarterly. For each subsequent interest period, the interest rate will be the U.S. Federal Funds rate on the first business day of the applicable calendar quarter. If we fail to make a timely payment, the interest rate on that payment will be adjusted quarterly to equal 2% over the U.S. Federal Funds rate on the first business day of each calendar quarter that payment and the accrued but unpaid interest are outstanding until that payment is made. The interest that accrues on the unpaid amount will be payable quarterly unless Hung Lay Si Co. Ltd. demands immediate payment. If we fail to make a payment, Hung Lay Si Co. Ltd. may also accelerate the promissory note and demand full payment.

We have extended loans to nine members of our senior management who are living abroad, for the sole purpose of financing the purchase or lease of a residence. The loans for the purchase of a residence are secured by that residence, bear interest at a rate of LIBOR plus 2 to 3%, generally have a term of ten years and become due and payable immediately upon the termination of the employee's employment. The loans for the lease of a residence are unsecured, interest free and are repayable in equal monthly installments over the period of the lease, which is typically less than or equal to 12 months. The maximum loan amounts are limited to the lower of the aggregate of two years' gross compensation of the borrower or $500,000. The loans were made upon terms and subject to conditions that are more favorable to the borrowers than those that would customarily be applied by commercial lending institutions in the borrower's country of employment. Since the beginning of 1996, the largest aggregate amount of indebtedness of Mr. Pepples and Ms. Benecke to us, outstanding at any time during such period, was approximately $40,733 and $531,082, respectively. As of December 31, 2000, the indebtedness of Mr. Pepples to us was approximately $16,288. Ms. Benecke has repaid her loan in full. Ms. Benecke's loan was secured and bore interest at a rate of LIBOR plus 2%. Mr. Pepples' loan was interest free and unsecured.

We lease approximately 102,418 square feet of our office facilities from affiliated companies under cancelable operating leases and incur building maintenance services fees to those affiliated companies. We incurred rental and building services expenses of $950,453 during the year ended December 31, 2000. We also receive legal and secretarial services from our affiliate companies. The expenses incurred for these services during the year ended December 31, 2000 was $455,436.

On March 17, 2000 we entered into a revolving credit facility with Bank of Bermuda (Isle of Man) Limited. The credit facility has a term of one year and provides for borrowings of up to $25.0 million, with minimum borrowings of $1.0 million. The lender may request security from time to time to secure borrowings under the credit facility. The credit facility bears interest, payable quarterly in arrears, at the London Inter-Bank Market Rate plus 0.5%. The credit facility may be used for investments, working capital and general corporate purposes. If any payment is not made when due, the interest rate will increase by 2% on the aggregate amount outstanding and will be payable in arrears and, if not paid when due, will be compounded. The loan may not be prepaid prior to the end of any quarter, but if the bank notifies us of its intention to charge a maintenance fee to cover its costs for the facility, we may prepay without penalty the amount outstanding within seven days of the bank's notice. When we entered into the credit facility, we paid the bank an arrangement fee of approximately $16,000. Hung Lay Si Co. Ltd. has guaranteed all of our obligations under the credit facility.

The total outstanding principal amount of the loan at December 31, 2000 was $4,000,000.

On March 9, 2000, we borrowed $5,260,032.80 from Hung Lay Si Co. Ltd. to pay U.S. taxes on income to Merle Hinrichs, our president and chief executive officer. On March 22, 2000, we used a portion of our $25.0 million credit facility with Bank of Bermuda to repay and cancel the loan from Hung Lay Si Co. Ltd. to us. On March 9, 2000, we loaned $5,008,869 to Mr. Hinrichs for the purpose of providing funds for payment of his portion of the required U.S. tax payments. The loan to Mr. Hinrichs bore interest at the Federal Funds rate plus 2%. The interest and principal of this loan, which was unsecured, were repaid on December 19, 2000.

Effective May 1, 2000, we engaged The Fairchild Corporation to provide financial, legal and certain other services to us for a fee of $41,667 per month. We terminated these services with effect from December 31, 2000.

For further information on these transactions, see Notes to our audited consolidated financial statements included elsewhere in this document.

Our management believes these transactions are commercially reasonable in the jurisdictions where we operate and for our employees where they reside or work.

ITEM 8.  FINANCIAL INFORMATION

Consolidated statements and other financial information


                      GLOBAL SOURCES LTD. AND SUBSIDIARIES

                   Index to Consolidated Financial Statements
                                December 31, 2000

                                                                     Page

Reports of Independent Public Accountants ............................38
Consolidated Balance Sheets...........................................40
Consolidated Statements of Income.....................................41
Consolidated Statements of Cash Flows.................................42
Consolidated Statements of Shareholders' Equity.......................44
Notes to Consolidated Financial Statements.......................45 - 63

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors and Shareholders of Global Sources Ltd.

We have audited the accompanying consolidated balance sheets of Global Sources Ltd. (a company incorporated under the laws of Bermuda) and its subsidiaries as of December 31, 1999 and 2000, and the related consolidated statements of income, shareholders' equity and cash flows for each of the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Global Sources Ltd. And its subsidiaries as of December 31, 1999 and 2000, and the results of their operations and cash flows for each of the two years then ended in conformity with accounting principles generally accepted in the United States of America.

ARTHUR ANDERSEN

Singapore
February 9, 2001

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors and Shareholders of Global Sources Ltd.

In our opinion, the accompanying consolidated statements of income, shareholders' equity and cash flows for the year ended December 31, 1998 present fairly, in all material respects, the results of operations and the cash flows of Global Sources Ltd. and its subsidiaries, for the year ended December 31, 1998, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Global Sources Ltd.'s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America which require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion. We are not responsible for any opinion given on the financial statements of Global Sources Ltd., for any period subsequent to December 31, 1998.

PRICEWATERHOUSECOOPERS

Hong Kong
December 6, 1999 except for the number of shares issued and related earnings per share data which are as of May 26, 2000

                      GLOBAL SOURCES LTD. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS

     (In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

                                                                            At December 31      At December 31
                                                                                 1999                2000
                                  ASSETS
   Current Assets:
       Cash and cash equivalents......................................            $15,433             $12,727
       Accounts receivable, net.......................................              7,126               7,803
       Receivables from sales representatives.........................              6,172               3,994
       Inventory of paper.............................................                583               1,213
       Prepaid expenses and other current assets......................              3,227               1,768
                                                                          ------------------- -------------------
          Total Current Assets........................................             32,541              27,505
                                                                          ------------------- -------------------

       Property and equipment, net....................................              9,788              23,205
       Intangible assets, net.........................................                745                 373
       Long term investments..........................................                  -               1,250
       Bonds held to maturity, at amortized cost......................              2,348               2,027
       Other assets...................................................              1,223               1,346
                                                                          ------------------- -------------------
          Total Assets................................................            $46,645             $55,706
                                                                          =================== ===================

                   LIABILITIES AND SHAREHOLDERS' EQUITY
   Current Liabilities:
       Accounts payable...............................................             $3,469              $5,536
       Deferred income and customer prepayments.......................             15,139              15,888
       Accrued liabilities............................................              7,069               5,879
       Short-term loan................................................                  -               4,000
       Income taxes payable...........................................                314                 158
       Amount due to parent company ..................................             11,404                   -
                                                                          ------------------- -------------------
          Total Current Liabilities...................................             37,395              31,461
                                                                          ------------------- -------------------
       Liabilities for incentive and bonus plans......................              3,540               1,794
       Amount due to parent company...................................                  -              11,404
       Minority interest..............................................                  -               2,432
       Deferred tax liability.........................................                  -                 454
                                                                          ------------------- -------------------
          Total Liabilities...........................................             40,935              47,545
                                                                          ------------------- -------------------

   Shareholder's equity:
   Ordinary shares, US$0.01 par value; 50,000,000 shares authorized;
       26,303,949 (1999: 25,051,380) shares issued and outstanding....                251                 263
       Additional paid in capital.....................................                  -              81,726
       Shareholders' note receivable..................................                  -              (6,000)
       Retained earnings/(deficit)....................................              5,459             (62,762)
       Less : Unearned compensation...................................                  -              (5,066)
                                                                          ------------------- -------------------
          Total shareholders' equity..................................              5,710               8,161
                                                                          ------------------- -------------------
          Total liabilities and shareholders' equity..................            $46,645             $55,706
                                                                          =================== ===================

The accompanying notes are an integral part of these financial statements

                      GLOBAL SOURCES LTD. AND SUBSIDIARIES
                        CONSOLIDATED STATEMENTS OF INCOME

     (In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

                                                                     Year ended December 31,
                                                                     ----------------------------------------------
                                                                     1998               1999          2000
                                                                     ----------------------------------------------

Revenues:
Online marketplace services...................................       $14,602            $25,795       $56,412
Transaction software and services.............................       1,228              584           733
Complementary media services..................................       76,817             62,116        43,424
Other.........................................................       3,226              3,379         4,597
                                                                     ----------------------------------------------

                                                                     95,873             91,874        105,166
Operating Expenses:
  Sales.......................................................       29,028             31,083        36,549
  Circulation.................................................       15,413             13,069        13,337
  General and administrative..................................       35,294             32,134        36,197
  Online services development.................................       3,182              3,461         6,665
  Non-cash compensation expense (Note 1)......................       -                  -             65,689
  Non-cash listing expenses...................................       -                  -             1,353
  Amortization of intangibles/Software development cost.......       379                371           1,018
                                                                     ----------------------------------------------
Total Operating Expenses......................................       83,296             80,118        160,808
                                                                     ----------------------------------------------
Income/(Loss) from Operations.................................       12,577             11,756        (55,642)
                                                                     ----------------------------------------------
  Interest expense............................................       (336)              (337)         (649)
  Interest income.............................................       732                558           1,135
  Foreign exchange gains (losses), net........................       160                427           50
  Write-down of investments...................................       -                  -             (11,750)
                                                                     ----------------------------------------------
Income/(Loss) before Income Taxes.............................       13,133             12,404        (66,856)
Income Tax Provision..........................................       (1,552)            (1,435)       (1,277)
                                                                     ----------------------------------------------
Income/(Loss) before minority interest........................       $11,581            $10,969       $(68,133)
                                                                     ----------------------------------------------
  Equity in loss of affiliate.................................       -                  -             (51)
  Minority interest...........................................       -                  -             (37)
                                                                     ----------------------------------------------
  Net Income/(Loss)...........................................       $11,581            $10,969       $(68,221)
                                                                     ==============================================

Basic and diluted net income/(loss) per share                        $0.46              $0.44         $(2.63)
                                                                     ==============================================
Shares used in basic and diluted net income /(loss) per share        25,051,380         25,051,380    25,948,028
calculations (Note 14)
                                                                     ================== ============= ===============

Note: 1 Reflects the non-cash compensation expenses associated with the transfer of shares from the parent company to the chairman and chief executive officer of the Company and the employee equity compensation plans. Approximately $291 represents sales expenses, $168 represents circulation, $65,044 represents general and administrative and $186 represents online services development expenses

    The accompanying notes are an integral part of these financial statements

                      GLOBAL SOURCES LTD. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                           (In U.S. Dollars Thousands)

                                                                                 Year ended December 31,
                                                                       --------------------------------------------
                                                                           1998           1999           2000
 Cash flows from operating activities:
   Net income/(Loss)                                                      $11,581        $10,969       $(68,221)
   Adjustments to reconcile net income to net cash provided by
   (used for) operating activities:
   Depreciation and amortization                                            3,013          2,441          4,069
   Loss/(Profit) on sale of property and equipment                            106             19            (23)
   Accretion of U.S. Treasury strips zero % coupon                           (159)          (170)          (139)
   Bad debt expense                                                         1,124          1,123          1,188
   Expenses allocated by Parent Company                                       660            640              -
   Non-cash compensation expense                                                -              -         65,689
   Non-cash listing expenses                                                    -              -          1,353
   Income attributable to minority shareholder                                  -              -             37
   Write down of investments                                                    -              -         11,750
   Equity in loss of affiliate                                                  -              -             51
   Property and equipment written off                                           -              -             12
                                                                       -------------- -------------- -------------
                                                                           16,325         15,022         15,766
 Changes in assets and liabilities:
   Accounts receivables                                                        76           (407)        (1,865)
   Receivables from sales representatives                                  (1,522)         2,079          2,178
   Inventory of paper                                                          80            200           (630)
   Prepaid expenses and other current assets                               (1,440)         1,611          1,459
   Loan to chief executive officer                                              -              -         (5,350)
   Repayment of loan from chief executive officer                               -              -          5,350
   Long term assets                                                           600            308           (123)
   Accounts payable                                                        (1,829)        (1,157)         2,067
   Accrued liabilities and liabilities for incentive and bonus  plans        (181)            77         (2,987)
   Deferred income and customer prepayments                                    18          3,447            750
   Amount due to Parent Company                                             2,421         (6,268)             -
   Tax liability                                                               87            227            298
                                                                       -------------- -------------- -------------
 Net cash provided by operating activities                                 14,635         15,139         16,913
                                                                       -------------- -------------- -------------
 Cash flows from investing activities:
   Purchase of bonds                                                         (209)           (93)             -
   Purchase of long term investments                                            -              -        (13,000)
   Purchase of property and equipment                                      (1,706)        (8,318)       (17,128)
   Proceeds from sales of property and equipment                            1,403             39             25
   Proceeds from matured bonds                                                190            460            460
   Capital contributed by minority shareholder in a joint venture               -              -          6,000
                                                                       -------------- -------------- -------------
 Net cash used for investing activities                                      (322)        (7,912)       (23,643)
                                                                       -------------- -------------- -------------

 Cash flows from financing activities:
   Short-term borrowings                                                        -              -         13,260



   Repayment of short-term borrowings                                           -              -         (9,260)
   Dividends paid                                                         (20,000)       (14,945)             -
   Advances from shareholders                                               5,457          7,438              -
   Additional capital contributed                                               -              -             24
                                                                       -------------- -------------- -------------
 Net cash (used for) generated from financing activities                  (14,543)        (7,507)         4,024
                                                                       -------------- -------------- -------------
 Net decrease in cash and cash equivalents                                   (230)          (280)        (2,706)
 Cash and cash equivalents, beginning of the year                          15,943         15,713         15,433
                                                                       -------------- -------------- -------------
 Cash and cash equivalents, end of the year                               $15,713        $15,433        $12,727
                                                                       ============== ============== =============

 Supplemental cash flow disclosures:
   Income tax paid                                                         $1,465         $1,208           $979
   Interest paid                                                              336            337            639
                                                                       ============== ============== =============

                               The accompanying notes are an integral part of these financial statements


                      GLOBAL SOURCES LTD. AND SUBSIDIARIES
                 CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY
              (In U.S. Dollars Thousands, Except Number of Shares)

                              Ordinary Shares
                              ----------------------------------------
                                 Number        Amounts       Additional       Retained       Unearned      Shareholders'   Total
                                of Shares                     paid in         Earnings    Compensation       note      Shareholders'
                                                              Capital                                      receivable      Equity
                              ------------------------------------------------------------------------------------------------------
Balance at December 31, 1997    25,051,380    $       251           --     $    17,854           --             --      $    18,105
Net income                            --             --             --          11,581           --             --           11,581
Dividends                             --             --             --         (20,000)          --             --          (20,000)
                               -----------    -----------    -----------   -----------    -----------    -----------    -----------

Balance at December 31, 1998    25,051,380    $       251           --     $     9,435           --             --      $     9,686
Net income                            --             --             --          10,969           --             --           10,969
Dividends                             --             --             --         (14,945)          --             --          (14,945)
                               -----------    -----------    -----------    -----------   -----------    -----------    -----------

Balance at December 31, 1999    25,051,380    $       251           --     $     5,459           --             --      $     5,710
Net income                            --             --             --         (68,221)          --             --          (68,221)
Issuance of shares upon
  share exchange                 1,252,569    $        12    $        12          --             --             --      $        24
Non-cash compensation expenses        --             --           70,755          --             --             --      $    70,755
Unearned compensation               (5,066)   $    (5,066)
Non-cash listing expenses             --             --            1,353          --             --             --      $     1,353
Shareholders' note receivable         --             --            6,000          --             --           (6,000)          --
Interest in Joint Venture             --             --      $     3,606          --             --             --      $     3,606
                               -----------    -----------    -----------   -----------    -----------    -----------    -----------
Balance at December 31, 2000    26,303,949    $       263    $    81,726   $   (62,762)   $    (5,066)   $    (6,000)   $     8,161
                               ===========    ===========    ===========   ===========    ===========    ===========    ===========

The accompanying notes are an integral part of these consolidated financial statements.

                      GLOBAL SOURCES LTD. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

    (In U.S. Dollars Thousands, Except Humber of Shares and Per Share Data)


1.   The Company

     Global Sources Ltd. (the "Company") was incorporated in November 1999 under the laws of Bermuda. The Company is majority owned by Hung Lay Si Co Ltd. (the "Parent Company"). The Parent Company is a company organized under the laws of the Cayman Islands. It is wholly owned by the Quan Gung 1986 Trust, a trust formed under the laws of the Island of Jersey. Hill Street Trustees Ltd. is the trustee of the trust (the "Trustee") and the Trustee has sole and exclusive voting investment and dispositive power over the shares of capital stock of the Parent Company owned by the Trust.

     The results of operations and cash flows for the years ended December 31, 1998 and 1999 reflect the results of operations and cash flows of Trade Media Holdings Ltd., the predecessor to the Company. Subsequent to the share exchange agreement in April 2000, as described in Note 21, Global Sources Ltd. became the successor to Trade Media Holdings Ltd.

     The Company's principal business is that of a business-to-business market maker that collects and publishes data on export suppliers and their products in order to serve global retailers, manufacturers and distributors that import. Its businesses are conducted primarily through Trade Media Ltd., its wholly owned subsidiary, which is incorporated in the Cayman Islands. Through certain other wholly owned subsidiaries, the Company also organizes conferences and exhibitions on technologies related issues and licenses the Asian Sources/Global Sources Online catalog services.

2.   Summary of Significant Accounting Policies

     (a)  Basis of Consolidation and Presentation

          (i) The accompanying consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America and comprise the accounts of the Company, its subsidiaries and those owned through nominee shareholders. All significant intercompany transactions and balances have been eliminated on consolidation.

          (ii) The results of subsidiaries acquired or disposed of during the year are included in the consolidated statement of income from the effective dates of acquisition or up to the effective dates of disposal.

               On June 30, 1999 and December 30, 1998, the Company disposed of investments in certain subsidiary companies. There was no material impact on the financial position or on the net income of the Company due to the disposal of these subsidiaries.

          (iii) The functional currency of the Company and certain subsidiaries is the United States dollar. The functional currencies of other subsidiaries are their respective local currencies. United States dollars are used as the reporting currency as the Company's operations are global.

     (b)  Use of Estimates

          The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

     (c)  Cash Equivalents

          The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

     (d)  Inventory of Paper

          Inventory of paper is stated at the lower of cost or net realizable value. Cost is determined on the first-in, first-out basis.

     (e)  Property and Equipment

          (i) Property and equipment are stated at cost less accumulated depreciation. Cost represents the purchase price of the asset and other costs incurred to bring the asset into its existing use.

          (ii) Depreciation on property and equipment is calculated to amortize their cost on a straight line basis over their estimated useful lives as follows:

               Fixtures, fittings and office equipment..............    5 years
               Leasehold improvements...............................    5 years
               Motor vehicles.......................................    5 years
               Computer equipment and software......................    3 years

          (iii) Costs incurred for the development of software for sale are expensed as incurred. The Company also incurs cost for the development of Web sites and e-commerce software for internal use. Prior to 1999, the Company capitalised and amortized internal software development costs. Effective January 1, 1999, the Company adopted Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use". Costs incurred in the preliminary project stage with respect to the development of Web sites and software for e-commerce are expensed as incurred; costs incurred during the application development stage are capitalized and are amortized over the estimated useful life of three years upon the commissioning of service of the software. Training and maintenance costs will be expensed as incurred.

     (f)  Intangible Assets

          Copyrights are carried at cost less accumulated amortization. Copyrights are amortized on a straight line basis over a period of ten years.

          Goodwill, which represents the excess of the cost of purchased businesses over the fair value of their net assets at dates of acquisition, is amortized on a straight-line basis over twenty years.

     (g)  Investments

          Long term investments for business and strategic purposes in privately-held companies where such investments are less than 20% of the equity capital of the investees, with no significant influence over the investees are stated at cost.

          Long term investments in companies where such investments are in the range of 20% to 50% of the equity capital of the investees and over whom the Company exercises significant influence, are accounted under equity method.

          Interest in subsidiaries with more than 50% ownership are consolidated and the ownership interests of minority investors are recorded as minority interest.

          Long term investments in U.S. Treasury strips zero % coupon held to maturity are stated at amortized cost.

     (h)  Impairment of Long-lived Assets

          The Company reviews the carrying value of its long-lived assets based upon a gross cash flow basis and will reserve for impairment whenever events or changes in circumstances indicate the carrying amount of the assets may not be fully recoverable. The impairment loss is measured based on the difference between the carrying amount of the asset and its fair value. There was no impairment of the Company's property and equipment, copyright or goodwill as of December 31, 2000.

     (i)  Revenue Recognition

          The Company derives its revenues from advertising fees in its published trade magazines and Web sites, sales of trade magazines and software, fees from licensing its trade and service marks, service fees from the provision of software maintenance service and organizing business seminars.

          Revenues from advertising in trade magazines and Web sites are recognized ratably in the period in which the advertisement is displayed. Advertising contracts do not exceed one year. Revenue from sales of trade magazines is recognized upon delivery of the magazine. Magazine subscriptions received in advance are deferred and recognized as revenue upon delivery of the magazine. The Company sells software with the provision of post-contract maintenance service for one year. Revenue from sales of software is recognized upon delivery of the software and when no significant unfulfilled obligations remain. Revenue from the provision of maintenance service is deferred and recognized ratably over the maintenance service period. The post-contract customer support is valued at the price charged when the maintenance service is sold separately. Revenue from organizing business seminars is recognized at the conclusion of the seminar.

          The Company receives license fees and royalties from licensing its trade and service marks. Revenue from license fees is recognized ratably over the term of the license, currently four to five years. Royalties from license arrangements are earned ratably in the period in which the advertisement is displayed by the licensee.

          The interest income from investments in U.S. Treasury strips zero % coupon is recognized as it accrues, taking into account the effective yield on the asset.

     (j)  Transactions with Sales Representatives

          The Company utilizes sales representatives in various territories to promote the Company's products and services. Under these arrangements, the sales representatives are entitled to commissions as well as marketing service fees. These expenses are included in sales expenses.

          The Company's sales representatives collect advertising fees on behalf of the Company. Included in receivables from sales representatives are advertising fees collected on behalf of the Company as well as cash advances made to the sales representatives.

     (k)  Advertising Expenses

          Advertising expenses are expensed as incurred.

     (l)  Operating Leases

          The Company leases certain office facilities under cancelable operating leases that expire in two to five years. Rentals under operating leases are expensed on a straight line basis over the life of the leases.

     (m)  Liabilities for Bonus Plan

          Before the commencement of the Equity Compensation Plans as described in note 23, the Company rewarded its senior management staff based on their performance through long term discretionary bonus awards. These awards were payable in cash generally at the end of five or ten years from the date of the award, even in the event of termination of employment unless certain non-compete provisions have been violated. These awards were expensed in the period to which the performance bonus relates.

     (n)  Retirement Benefits

          The Company operates a number of defined contribution retirement benefit plans. Contributions are based on a percentage of each eligible employees' salary and are expensed as the related salaries are incurred.

     (o)  Income Taxes

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

     (p)  Foreign Currencies

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

          The financial statements of the subsidiaries reporting in their respective local currencies are translated into U.S. dollars for consolidation as follows: assets and liabilities at the exchange rate as of the balance sheet date, shareholders' equity at the historical rates of exchange, and income and expenses amounts at the average monthly exchange rate for the year. The cumulative translation differences were not material as of December 31, 1999 and 2000.

     (q)  Segment Reporting

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

          The Company identifies its operating segments based on business activities, management responsibility and geographic location. The Company has three reportable segments: online marketplace services, transaction software and services, and complementary media services.

     (r)  Comprehensive Income

          SFAS No. 130, "Reporting Comprehensive Income", establishes standards for reporting comprehensive income and its components in financial statements. Comprehensive income is defined as the change in equity of a company during a period from transactions and other events and circumstances excluding transactions resulting from investment by owners and distribution to owners. For each of the years ended December 31, 1998, 1999 and 2000, the Company had no material comprehensive income items.

     (s)  Basic and Diluted Net Income Per Share

          Basic net income per share is computed by dividing net income by the weighted average number of shares of ordinary shares outstanding during the period, as restated as discussed in note 14. Diluted net income per share is calculated using the weighted average number of outstanding ordinary shares, as restated as discussed in note 14, plus other dilutive potential ordi-nary shares. For all periods presented, the Company did not have any potential common shares; therefore, both the basic and diluted net income per share computations resulted in the same amounts.

     (t)  Stock Based Compensation

          The Company has adopted the disclosure only provisions of SFAS No. 123, "Accounting for Stock-Based Compensation" which encourages, but does not require, companies to record compensation cost for stock-based employee compensation plans at fair value. The Company accounts for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25 (APB 25), "Accounting for Stock Issued to Employees" and related interpretations. Accordingly, compensation cost of stock options is measured as the excess, if any, of the fair value of the Company's stock at the date of the grant over the option exercise price and is charged to operations over the vesting period.

          The Company accounts for equity instruments issued to non-employees in accordance with the provisions of SFAS No.123 and Emerging Issues Task Force (EITF) Issue No. 96-18, "Accounting for Equity Instruments that are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling Goods and Services." All transactions in which services are received for the issuance of equity instruments are accounted for based on the fair value of the consideration received or the fair value of the equity instrument issued, whichever is more reliably measurable. The measurement date of the fair value of the equity instrument issued is the earlier of the date on which the counterparty's performance is complete or the date on which it is probable that performance will occur.

     (u)  Recent Accounting Pronouncements

          In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." This statement establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. SFAS No. 133 is effective for all fiscal quarters beginning with the quarter ending March 31, 2000. In July 1999, the FASB issued SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities--Deferral of the Effective Date of FASB Statement No. 133," which deferred the effective date until January 1, 2001. We believe that the adoption of SFAS 133 will not have a material impact on our financial statement position or results of operations.

          In December 1999, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin 101, "Revenue Recognition in Financial Statements" ("SAB 101"), which summarizes certain of the SEC Staff views in applying U.S. GAAP to revenue recognition to financial statements. We adopted SAB 101 in these consolidated financial statements. Such adoption has no impact on our consolidated financial statements.

3.   Current Assets:


                                                                                    At December 31,
                                                                              -----------------------------
                                                                                   1999           2000
                                                                                   ----           ----
         Accounts receivable:
              Gross trade receivables.....................................        $8,980         $10,203
              Less:  Allowance for doubtful debts.........................        (1,854)         (2,400)
                                                                              -------------   -------------
                                                                                  $7,126          $7,803
                                                                              =============   =============

          Movements in Allowance for Doubtful Accounts:

                                                                         Year ended December 31,
                                                               -------------- -------------- --------------
                                                                   1998           1999           2000
                                                                   ----           ----           ----
         Balance at beginning of year.....................        $2,806         $2,376         $1,854
         Charged to bad debt expense......................         1,124          1,123          1,188
         Write-off of bad debts...........................        (1,554)        (1,645)          (642)
                                                               ------------   -------------  --------------
         Balance at end of year...........................        $2,376         $1,854         $2,400
                                                               ============   =============  ==============

                                                                                    At December 31,
                                                                              -----------------------------
                                                                                   1999           2000
                                                                                   ----           ----
         Prepaid expenses and other current assets:
         Unsecured employee loans and other debtors.......................         $699            $318
         Prepaid expenses.................................................          732             313
         Other current assets.............................................        1,796           1,137
                                                                              -------------   -------------
                                                                                 $3,227          $1,768
                                                                              =============   =============

4.   Property and Equipment, net:


                                                                                    At December 31,
                                                                              -----------------------------
                                                                                   1999           2000
                                                                                   ----           ----
         Capital work-in progress                                                $1,220             $89
         Leasehold improvements                                                   1,871           6,398
         Motor vehicles                                                              73              73
         Computer, fixtures, fittings and office equipment                       11,068          20,114
         Software development costs                                               4,611           9,316
                                                                              -------------   -------------
         Property and equipment, at cost                                         18,843          35,990
         Less: Accumulated depreciation                                          (9,055)        (12,785)
                                                                              -------------   -------------
                                                                                 $9,788         $23,205
                                                                              =============   =============

         Depreciation expense for the year ended December 31, 1998, 1999 and 2000 was $2,634, $2,070 and $3,051 respectively and the amortization of Software development cost for the year ended December 31, 1998, 1999 and 2000 was $ NIL, $ NIL and $647 respectively.

5.   Intangible Assets, net:

                                                         At December 31,
                                                   -----------------------------
                                                        1999           2000
                                                        ----           ----
         Goodwill.................................      $654            $654
         Copyrights...............................     3,706           3,706
                                                   -------------  --------------
                                                       4,360           4,360
         Less:  Accumulated amortization..........    (3,615)         (3,987)
                                                   -------------  --------------
                                                        $745            $373
                                                   =============  ==============
6.   Long-term Investments:

     (i) The Company holds equity instruments totalling $11,000 in two privately held unaffiliated electronic commerce companies for business and strategic purposes and provided unsecured cash advance of $2,000 to one of these companies, with an option to convert this unsecured advance into equity shares. These investments are accounted for under the cost method since the ownership is less than 20% and the Company does not have ability to exercise significant influence over the investees. These investments are shown under long term investments in Consolidated balance sheets.

          The Company's policy is to review regularly the carrying values of the non-quoted investments and to identify and provide for impairment when circumstances indicate impairment other than temporary decline in the carrying values of such assets.

          During the fourth quarter of year 2000, the Company recorded $11,800 impairment loss for other than temporary decline in the carrying value of these investments based on the financial position of the investees and other information which became available in the fourth quarter of year 2000 and developments in the technology and internet sectors in fourth quarter of year 2000.

     (ii) U.S. Treasury strips zero % coupon


                                                                                    At December 31,
                                                                             ------------------------------
                                                                                  1999            2000
                                                                                  ----            ----
         The amortized cost classified by date of contractual maturity is as follows:
         Due within one year............................................           $439             $420
         Due after one year through five years..........................          1,410            1,260
         Due after five years through ten years.........................            499              347
                                                                             -------------   --------------
                                                                                 $2,348           $2,027
                                                                             =============   ==============
         The fair value classified by date of contractual maturity is as follows:
         Due within one year............................................           $444             $424
         Due after one year through five years..........................          1,433            1,306



         Due after five years through ten years.........................            509              362
                                                                             -------------   --------------
                                                                                 $2,386           $2,092
                                                                             =============   ==============


                                                                                   At December 31,
                                                                            -------------------------------
                                                                                  1999            2000
                                                                                  ----            ----
         Gross unrealized holding gains.................................           $38              $65
         Gross unrealized holding losses................................             -                -

7.   Other Assets:

                                                                                   At December 31,
                                                                            -------------------------------
                                                                                  1999            2000
                                                                                  ----            ----
       Employee housing loans..........................................           $631             $786
       Rental and utility deposits.....................................            592              560
                                                                             -------------   --------------
                                                                                $1,223           $1,346
                                                                             =============   ==============

8.   Current Liabilities:


                                                                                   At December 31,
                                                                            -------------------------------
                                                                                 1999            2000
                                                                                 ----            ----
       Deferred income and customer prepayments:
       Advertising......................................................        $11,529        $12,229
       Subscription and others..........................................          3,610          3,659
                                                                             -------------   --------------
                                                                                $15,139        $15,888
                                                                             =============   ==============


                                                                                   At December 31,
                                                                            -------------------------------
                                                                                  1999            2000
                                                                                  ----            ----
       Accrued liabilities:
       Salaries, wages and commissions..................................          $805             $,251
       Retirement benefit plans.........................................           522               493
       Current portion of liabilities for incentive and bonus plans.....         2,725             2,848
       Others...........................................................         3,017             1,236
       Equity in loss of affiliate......................................             -                51
                                                                             -------------   --------------
                                                                                $7,069            $5,879
                                                                             =============   ==============




9.   Liabilities for Incentive and Bonus Plans:

                                                                                   At December 31,
                                                                            -------------------------------
                                                                                 1999            2000
                                                                                 ----            ----
       Liability for incentive plan....................................         $1,400              $-
       Liability for long term discretionary bonus program.............          2,140           1,794
                                                                             -------------   --------------
                                                                                $3,540          $1,794
                                                                             =============   ==============

10.  Related Party Transactions

     The Company has extended loans to certain members of its senior management to finance their purchase or lease of residences. The loans for the purchase of a residence are secured by the subject residence, bear interest at a rate of LIBOR plus 2 to 3%, generally have a term of ten years and become due and payable immediately under certain circumstances, including their termination of employment with the Company. The loans for the lease of a residence are unsecured, interest free and are repayable in equal monthly installments over the period of the lease, typically less than or equal to twelve months. Loans due from employees for purchase of residences were $631 and $786 as of December 31, 1999 and 2000 respectively. Loans due from employees for lease of residences were $291 and $219 as of December 31, 1999 and 2000, respectively.

     The Company leases certain office facilities from subsidiaries of the Parent Company under cancellable operating leases that include both rental and building maintenance services. During the years ended December 31, 1998, 1999 and 2000, the Company incurred rental and building management services expenses of $2,036, $1,406 and $950, respectively, with respect to these office facilities.

     The Company also receives legal and secretarial services from subsidiaries of the Parent Company. During the year ended December 31, 1998, 1999 and 2000, the Company incurred such legal and secretarial services expenses of $ NIL, $64 and $455 respectively.

     The Company had $11,404 and $11,404 amounts due to the Parent Company as of December 31, 1999 and 2000, respectively. The amount due to the Parent Company is unsecured and has no fixed repayment terms prior to January 1, 2000. Interest was charged in the range of 2 to 3%. During the years ended December 31, 1998, 1999 and 2000, the Company incurred interest expense of $336, $337 and NIL, respectively, with respect to amounts due to the Parent Company.

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

     During the years ended December 31, 1998, and 1999, the Company incurred operating expenses of $660 and $640, respectively, allocated from the Parent Company. The Company believes that the methods used in the allocation of expenses were reasonable and that the consolidated statements of income include all costs directly and indirectly attributable to the Company. The amounts related to the Company have been determined by segregating amounts related to the operations of the Company from those related to the Parent Company. The determination of such amounts was made by reference to individual records for costs specifically relating to the Company or by allocation based on number of per-sonnel, time spent by personnel, usage of facilities or similar references. During the year 2000 there were no such allocated expenses from the Parent Company.

     Effective May 1, 2000, the Company engaged The Fairchild Corporation to provided financial, legal and certain other services to the Company for a fee of $42 per month. The Company terminated this arrangement effective December 31, 2000. The Company incurred $333 expenses for these services during the year ended December 31, 2000.

11.  Liabilities for Incentive and Bonus Plans:

     Before the commencement of the Equity Compensation Plans the Company rewarded its senior management staff based on their current performance through long term discretionary bonus awards. These awards are payable approximately at the end of five or ten years from the date of the award, even in the event of termination of employment unless certain non-compete provisions have been violated. Amounts expensed related to these awards for the years ended December 31, 1998, 1999 and 2000, were $287, $143 and $ NIL, respectively.

     The required funds are set aside for payment of the discretionary bonuses by purchasing U.S. Treasury strips zero % coupon maturing in either five or ten years. These investments are held until maturity and the proceeds are used for payment of the discretionary bonuses.

     Certain sales representatives of the Company are eligible for incentive awards under plans administered by the Company. Amounts expensed related to incentive awards under plans administered by the Company for the years ended December 31, 1998, 1999 and 2000 were $633, $45 and $116, respectively. Amounts under liabilities for incentive plans include amounts owed under plans previously administered by the Company.

12.  Retirement Benefit Plans

     The Company operates a number of defined contribution retirement benefit plans. Employees working in a jurisdiction where there is no statutory provision for retirement benefits are covered by the Company's plans.

     The two principal defined contribution plans are plans where employees are not required to make contributions. One of these two plans is separately administered by an independent trustee and the plan assets are held independent of the Company. The other one is not independently administered and is currently unfunded. The Company's liabilities under this unfunded plan as of December 31, 1999 and 2000 were $410 and $381, respectively.

     The Company incurred costs of $968, $823 and $1,039 with respect to the retirement plans in the years ended December 31, 1998, 1999 and 2000, respectively.

13.  Income Taxes

     The Company and certain of its subsidiaries operate in the Cayman Islands and other jurisdictions where there are no taxes imposed on companies. Certain of the Company's subsidiaries operate in Hong Kong and Singapore and are subject to income taxes in their respective jurisdictions. Also, the Company is subject to withholding taxes for revenues earned in certain other countries.

     Income / (loss) before income taxes consists of:

                                                                         Year Ended December 31,
                                                              ----------------------------------------------
                                                                   1998            1999           2000
                                                                   ----            ----           ----
       Cayman Islands.....................................       $13,462         $11,470         $(3,593)
       Foreign............................................          (329)            934         (63,263)
                                                              --------------- --------------- --------------
                                                                 $13,133         $12,404        $(66,856)
                                                              =============== =============== ==============
         The provision for income taxes consists of:

                                                                         Year Ended December 31,
                                                              ----------------------------------------------
                                                                   1998            1999           2000
                                                                   ----            ----           ----
       Current tax expense:
       Cayman Islands.....................................            $-              $-              $-
       Foreign............................................         1,552           1,435           1,277
                                                              --------------- --------------- --------------
       Total provision....................................        $1,552          $1,435          $1,277
                                                              =============== =============== ==============

     The provision for income taxes for the years ended December 31, 1998, 1999 and 2000 differed from the amount computed by applying the statutory income tax rate of 0% as follows:

                                                                         Year Ended December 31,
                                                              ----------------------------------------------
                                                                   1998            1999           2000
                                                                   ----            ----           ----

       Income taxes at statutory rate.....................     $       -       $       -       $       -
       Foreign income and revenues taxed at higher
         rates............................................         1,552           1,435           1,277
                                                              --------------- --------------- --------------
       Total..............................................        $1,552          $1,435          $1,277
                                                              =============== =============== ==============
       Effective tax rate.................................        11.82%           11.57%         10.70%
                                                              =============== =============== ==============

The effective tax rate for year 2000 was calculated on the income before income taxes as adjusted for non-cash expenses and write down on investment, in order to provide a better comparison. Based on the reported pre-tax loss, the effective tax rate for year 2000 was (1.91)%.

Deferred tax assets consist of the following:

                                                                                          At December 31,
                                                                                       1999              2000
                                                                                       ----              ----
Net operating loss carry forwards ...............................                   $      164         $   7,525
Less:  valuation allowance ......................................                         (164)           (7,525)
                                                                                  ---------------   ----------------
Deferred tax assets .............................................                   $       -          $       -
                                                                                  ===============   ================

     The Company recorded a full valuation allowance for the deferred tax assets due to the uncertainty as to their ultimate realization.

     As of December 31, 2000, a subsidiary domiciled in Cyprus and a United States subsidiary have net operating loss carry forwards of approximately $1.7 million and $17.3 million, respectively. These losses can be utilised to reduce future taxable incomes of these subsidiaries subject to compliance with the taxation legislation and regulations in the relevant jurisdictions. The majority of the loss carry forwards of Cyprus subsidiary will expire in the year 2001.

14.  Share Capital

     As of December 31, 1999, Trade Media Holdings Ltd., predecessor to Global Sources Ltd. was authorized to issue 50,000 ordinary shares, with a par value of $1.00 per share, of which 44,500 shares were designated as Class A and 5,500 shares are designated as Class B. As of each December 31, 1998 and 1999, 9,001 and 999 ordinary shares of Class A and Class B, respectively had been issued and outstanding.

     The Class A ordinary shares entitled holders to have one vote for each share held while the Class B ordinary shares did not have any voting rights. Except for the difference in voting rights, the Class A and Class B ordinary shares did not differ in terms of dividend rights and entitlement to assets distribution upon liquidation of the company.

     On April 14, 2000, in conjunction with the Share Exchange Agreement discussed in Note 21, Fairchild (Bermuda) Ltd. issued 25,051,380 ordinary shares to the shareholders of Trade Media Holdings Ltd. in exchange for all of its 10,000 ordinary shares outstanding at that date. All share and per share amounts in these consolidated financial statements have been restated for the years ended December 31, 1998 and 1999 in a manner similar to a 2,505 to 1 stock split. In addition, Fairchild (Bermuda) Ltd. issued 62,628 ordinary shares and 1,189,941 ordinary shares to The Fairchild Corporation and the shareholders of the Fairchild Corporation respectively. After the share exchange Fairchild (Bermuda) Ltd was renamed Global Sources Ltd. The authorized share capital of the Company as at December 31, 2000 is 50,000,000 ordinary shares of $0.01 per value. As at December 31, 2000, the Company has 26,303,949 ordinary shares issued and outstanding.

15.  Fair Value of Financial Instruments

     The carrying amounts of the Company's cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate fair value due to their short maturities. The fair value of related party receivables and payables cannot be determined due to the related party nature. The carrying amount and market value of long term investments are discussed in
     Note 6.

16.  Concentration of Credit Risk and Other Risks

     Financial instruments which potentially subject the Company to concentration of credit risk consist primarily of investment in checking and money market accounts, investment in U.S. Treasury strips zero % coupon, trade accounts receivable and receivables from sales representatives. The Company maintains checking and money market accounts with high quality institutions. The Company has a number of customers, operates in different geographic areas and generally does not require collateral on accounts receivable or receivables from sales representatives. In addition, the Company is continuously monitoring the credit transactions and maintains reserves for credit losses where necessary. No customer accounted for more than 10% of the Company's revenues for each of the years ended December 31, 1998,

     1999 and 2000. No customer accounted for more than 10% of the accounts receivable as of December 31, 1999 and 2000.

17.  Operating Leases

     All the Company's office facilities leases are cancellable operating leases that expire in two to five years. During the years ended December 31, 1998, 1999 and 2000, the Company's operating lease rental expenses were $3,456, $1,898 and $1,502, respectively.

18.  Segment and Geographic Information

     The Company has three reportable segments: online marketplace services, transaction software and services and complementary media services. Revenues by geographic location are based on the location of the customer.

     (a)  Segment Information


                                                                                     Year Ended December 31,
                                                                          ----------------------------------------------
                                                                               1998             1999           2000
                                                                          ------------  ---------------  ---------------
         Revenues:
         Online marketplace services..............................            $14,602         $25,795         $56,412
         Transaction software and services........................              1,228             584             733
         Complementary media services.............................             76,817          62,116          43,424
         Other....................................................              3,226           3,379           4,597
                                                                          ------------  ---------------  ---------------
         Consolidated.............................................            $95,873         $91,874        $105,166
                                                                          ============  ===============  ===============

                                                                                     Year Ended December 31,
                                                                          -----------------------------------------------
                                                                               1998             1999           2000
                                                                          ------------  ---------------  ---------------
         Income/(loss) from Operations:
         Online marketplace services..............................                $513         $3,607         $12,660
         Transaction software and services........................              (1,889)        (1,562)         (3,001)
         Complementary media services.............................              13,921          9,392             603
         Other....................................................                  32            319           1,138
                                                                          ------------  ---------------  ---------------
                                                                               $12,577        $11,756         $11,400
         Non-cash expenses........................................                   -              -         (67,042)
                                                                          ============  ===============  ===============
         Consolidated.............................................             $12,577        $11,756        $(55,642)
                                                                          ============  ===============  ===============


                                                                                                  At December 31,
                                                                                           ------------------------------
                                                                                                1999           2000
                                                                                                ----           ----
         Identifiable Assets:.......................................................
         Online marketplace services................................................          $16,319         $24,376
         Transaction software and services..........................................              572          10,564
         Complementary media services...............................................           28,220          18,780
         Other......................................................................            1,534           1,986
                                                                                           -------------   --------------
         Consolidated...............................................................          $46,645         $55,706
                                                                                           =============   ==============

(b)      Foreign Operations

                                                                                     Year Ended December 31,
                                                                          -----------------------------------------------
                                                                               1998             1999           2000
                                                                          --------------  -------------  ----------------
         Revenues:
         Asia.....................................................             $87,654        $85,352         $97,501
         United States............................................               5,630          4,618           5,235
         Europe...................................................               1,783          1,159           1,083
         Other....................................................                 806            745           1,347
                                                                          --------------  -------------  ----------------
         Consolidated.............................................             $95,873        $91,874        $105,166
                                                                          ==============  =============  ================


                                                                                                  At December 31,
                                                                                           ------------------------------
                                                                                                1999           2000
                                                                                           -------------   --------------
         Long-Lived Assets:
         Asia.......................................................................          $11,756         $26,060
          United States.............................................................                -             114
                                                                                           -------------   --------------
         Consolidated...............................................................          $11,756         $26,174

19.  Contingencies

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

20.  Capital Commitments

     On September 6, 2000 the Company entered into a joint venture agreement with Dollar Dex.com Inc. to set-up a joint venture company to provide online cargo insurance market place services to buyers and suppliers worldwide. Under the terms of the agreement, the Company has an obligation to provide $200 working capital loan to the joint venture company.

21.  Share Exchange Agreement

     On December 6, 1999, a Share Exchange Agreement was executed by The Fairchild Corporation, Fairchild (Bermuda), Ltd., Trade Media Holdings Ltd. and the shareholders of Trade Media Holdings Ltd. (the "Share Exchange"). Under the Share Exchange, Fairchild (Bermuda), Ltd. issued additional common shares in exchange for all of the issued and outstanding shares of the Company.

     After the Share Exchange, The Fairchild Corporation and shareholders of The Fairchild Corporation hold less than 5% and the shareholders of Trade Media Holdings Ltd. hold the remainder of the combined companies. After the Share Exchange, Fairchild (Bermuda), Ltd. was renamed Global Sources Ltd. Global Sources Ltd. recorded the Share Exchange as a recapitalization. This reflected a private operating company, Trade Media Holdings Ltd., as the acquirer combining into Fairchild (Bermuda), Ltd., a non-operating public shell corporation with nominal net assets. As of, and subsequent to, the Share Exchange, the historical consolidated financial statements of Trade Media Holdings Ltd. are being pre-sented as the continuing accounting entity, similar to a reverse acquisition. Thereafter, all of the historical consolidated financial statements presented represent that of Trade Media Holdings Ltd.

     In the Share Exchange, the Company issued 25,051,380 ordinary shares to the shareholders of Trade Media Holdings Ltd. in exchange for all of its 10,000 ordinary shares outstanding at that date. The shareholders' equity of Trade Media Holdings Ltd. has been restated to reflect the effect of the 2,505 to 1 exchange ratio. The authorized share capital of the Company following the Share Exchange is 50,000,000 ordinary shares. In addition, the Company issued 62,628 ordinary shares and 1,189,941 ordinary shares to The Fairchild Corporation and The Fairchild Corporation's shareholders, respectively.

     On April 3, 2000, the Form F-1 was declared effective, and on April 14, 2000, the above Share Exchange Agreement was consummated. As of April 14, 2000, the Company was publicly listed on NASDAQ.

     The transaction costs associated with the Share Exchange Agreement, amounting to $750 and $609 have been expensed during the year ended December 31, 1999 and 2000, respectively. This expense is included under general and administrative cost for the year ended December 31, 1999 and 2000 in the Consolidated Statements of Income.

22.  Restricted Share Award Plan

     On February 4, 2000, the Company established a restricted share award plan for the benefit of its chairman and chief executive officer in recognition of services to the Company. In conjunction with the restricted share award plan, the Parent Company assigned 4,008,221 ordinary shares of the Company, representing a 16% equity interested in the Company, to the Company. The Company then awarded these shares to its chairman and chief executive officer. The chairman and chief executive officer's entitlement to 501,028 of these shares is subject to an employment agreement with one of the Company's United States subsidiaries and entitlement to such shares vested immediately. The chairman and chief executive officer's entitlement to 3,507,193 of these shares is subjected to employment, non-compete and vesting terms under an employment agreement with one of the Company's United States subsidiaries. The 3,507,193 shares were to vest ratably over 10 years, 10% each year. However, effective August 30, 2000, the Company's Board of Directors approved the accelerated vesting all the restricted shares granted to the chairman and chief executive officer resulting in immediate vesting of all the shares. The Company recorded total $64,000 non-cash compensation expense associated with these awards in the year ending December 31, 2000.

23.  Equity Compensation Plans

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

     On February 4, 2000, in conjunction with the establishment of the Trust and the Share Exchange, the Parent Company assigned 2,505,138 ordinary shares of the Company, representing a 10% equity interest in the Company, to the Company for the establishment of share option plans and/or a restricted share award plans, known as ECP I, ECP II and ECP III. Subsequently, share option plans and/or restricted share award plans, known as ECP IV and ECP V were established.

     Eligible employees, directors and consultants under ECP I are entitled to purchase common shares of Global Sources Ltd. at a price determined by the plan committee at the time of the grant. The exercise price of these options may be below the fair market value of the Company's ordinary shares. The plan committee determines who will receive, and the terms of, the options. Optionees may pay for ordinary shares purchased upon exercise of options by check or by the delivery of other securities of the Company. Payment shall made to the Trust.

     Eligible employees, directors and consultants under ECP II were entitled to purchase common shares of Global Sources Ltd. at an exercise price determined by the plan committee at the time of the grant. There are two types of options under this plan. The exercise price of both of these options were below the fair market value of the Company's ordinary shares at that time. The plan committee determines who will receive, and the terms of, the options. Employees could decide whether to take up the options for a period of 95 days ending June 29, 2000. All the options granted were exercised. Optionees were able to pay for ordinary shares purchased upon exercise of options by check or by the delivery of other securities of the Company. Payment has been made to the Trust. Entitlement of the employees, directors and consultants to these common shares is subject to employment and vesting terms.

     Eligible employees and directors under ECP III were awarded a defined amount of compensation payable in Global Sources Ltd. common shares the number of which were determined by dividing the amount of compensation awarded by an amount determined by the plan committee prior to the Share Exchange.

     Entitlement of the employees to these common shares is subject to employment and vesting terms.

     The non-cash compensation expense associated with awards in accordance with APB 25 and SFAS 123, under ECP II and ECP III of approximately $3,729 and $3,026, respectively, are recognised rateably over the three year vesting term.

     Eligible employees directors and consultants under ECP IV are awarded a defined amount of compensation payable in Global Sources Ltd. common shares the number of which are determined by the plan committee periodically.

     Entitlement of the employees, directors and consultants to these common shares done and will be subject to employment and vesting terms.

     Eligible employees, directors and consultants under ECP V were awarded a one-time grant of shares the number of which were determined by the plan committee.

     Entitlement of the employees to these common shares is subject to employment and vesting terms.

     The Equity Compensation Plan committee approved the awards under ECP IV and ECP V on January 23, 2001.

     The non-cash compensation expenses associated with awards in accordance with APB 25 and SFAS 123 under ECP IV and ECP V of approximately $3,525 and $2,453 respectively, will be recognised over the five year vesting term.

                                                                              Shares
                                                       -----------------------------------------------------
Plan Inception March, 2000                                           ECP II                     ECP III
                                                                     ------                     -------
                                                         Purchase plan        Gift plan
                                                         -------------        ---------
     Restricted Shares Granted                               80,587            201,084          102,850
                                                       ===============    ==============    ================
Exercise Price per Share                                     $24.00             $ NIL            $ NIL

24.  Directors Stock Option Plan

     A Non-executive Director Option Plan was approved on October 26, 2000 by the shareholders of the Company. The award would vest over four years, with one-quarter of the shares vesting each year. The option price, per share, payable before the end of each February, would be fifteen percent less than the average closing price of the shares for the last five trading days of the previous calendar year.

     The non-executive Directors could decline all or part of the award, which is non-transferable. Only one director accepted on February 10, 2001 the offer for the 20,000 shares offered under option.

25.  Credit Facility and Loan to Chairman and Chief Executive Officer

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

     On March 22, 2000, the Company used a portion of the credit facility in the amount of $5,260, to repay and cancel a loan made on March 9, 2000 from the Parent Company to one of the Company's United States subsidiaries. Funds from the loan to one of the Company's United States subsidiaries were used to make a loan on March 9, 2000 to the Company's chairman and chief executive officer to pay his U.S. taxes. This loan bore interest at the applicable U.S. Federal Funds rate plus 2%. On December 19, 2000, the Company's chairman and chief executive officer repaid the loan along with the interest due. A further $8,000 of such credit facility has been used to partially fund a $10,000 non-controlling and minority interest investment made by the Company in an unaffiliated electronic commerce company. As of December 31, 2000, $4,000 of principal was outstanding under this credit facility.

         On March 13, 2001, the credit facility has been extended for one more year subject to the same terms and conditions as applicable to the original facility.

26.  Joint Ventures

     (i) On July 7, 2000 the Company entered into an agreement with CMP Media Inc., through United Business Media B.V., a subsidiary of United News and Media plc. (CMP) to set-up a joint venture company to provide new technol-ogy content, media and e-commerce services to the electronics technology market in Asia. Initially the Company took a 80% equity interest and CMP took 20% equity interest in the joint venture company.

          Under the terms of the agreement the Company transferred two of its existing publications business, marketing inserts business and conference and exhibitions business to the joint venture company as a consideration for the 80% share. CMP paid $6,000 in cash for its share of 20%.

          Subsequently, CMP purchased and additional 19.9% interest in joint venture from the Company, for which CMP executed a promissory note for $6,000 payable to the Company. The promissory note can be repaid out of the dividends received by CMP from the joint venture company. The promissory note bears interest of LIBOR plus two percent.

          The consolidated accounts of the Company for the year ended December 31, 2000 include 100% of the assets and liabilities of the above joint venture company and the ownership interest of CMP is recorded as minority interest and is included within long term liabilities.

     (ii) On September 6, 2000 the Company entered into a joint venture agreement with DollarDEX.com Inc. to set-up a joint venture company to provide online cargo insurance market place services to the buyers and suppliers worldwide. The Company and Dollar Dex.com Inc. each have a 50% ownership in the Joint venture.

          This investment is being accounted for using the equity method. The Company's share of $51 in current year loss of the investee company is reflected on the consolidated statements of income, the same amount being the aggregate carrying value of this investment is included in liabilities in the consolidated balance sheet as at December 31, 2000. Under the terms of the agreement, each of the share holders in the joint venture has an obligation to provide of $200 working capital loan to the joint venture company.

Dividend Policy

We have not paid any cash dividends on our common shares since October 1999. Previously, we paid dividends as a private company as a means to distribute earnings to shareholders. Beginning in October 1999, we have focused on the implementation of our growth plans, and we have retained earnings in furtherance of such plans. Currently, we do not intend to pay dividends for the foreseeable future in order to focus on our growth plans.

ITEM 9.  THE OFFER AND LISTING

Price history of stock

Global Sources Ltd. Shares Prices in Year 2000

                       Period                 High                       Low
        -------------------------------    --------                 ------------
        Year 2000                          $99.8750                    $8.7500

        Second Quarter 2000                 99.8750                    21.0000
        Third Quarter 2000                  37.0000                    25.0000
        Fourth Quarter 2000                 33.3125                     8.7500

        October 2000                        33.3125                    25.5000
        November 2000                       29.9375                    21.0000
        December 2000                       22.1250                     8.7500
        January 2001                        10.0000                     8.0000
        February 2001                       11.2500                     9.2500
        March 2001                          10.8125                     8.0000

Markets

Our shares are listed and traded on NASDAQ national market.

ITEM 10.  ADDITIONAL INFORMATION

Description of shareholder rights attaching to our common shares

Fairchild (Bermuda) was incorporated in Bermuda on November 9, 1999 under the Companies Act 1981 of Bermuda. After a share exchange with Trade Media, Fairchild (Bermuda) changed its name to Global Sources Ltd. The rights of our shareholders are governed by Bermuda law and our memorandum of association and bye-laws.

The following discussion of our common shares, and the laws governing the rights of our shareholders, is based upon the advice of Appleby, Spurling & Kempe, our Bermuda counsel.

Our authorized share capital consists of 50,000,000 common shares, par value $0.01 per share, of which 26,303,949 common shares are issued and outstanding.

     o Holders of the common shares have no preemptive, redemption, conversion or sinking fund rights.

     o Holders of the common shares are entitled to one vote per share on all matters submitted to a vote of holders of common shares and do not have any cumulative voting rights.

     o In the event of our liquidation, dissolution or winding-up, the holders of common shares are entitled to share ratably in our assets, if any, remaining after the payment of all our debts and liabilities.

     o    Our outstanding common shares are fully paid and nonassessable.

     o Additional authorized but unissued common shares may be issued by the board of directors without the approval of the shareholders.

The holders of common shares will receive such dividends, if any, as may be declared by the board of directors out of funds legally available for such purposes. We may not declare or pay a dividend, or make a distribution out of contributed surplus, if there are reasonable grounds for believing that:

     o we are, or after the payment would be, unable to pay our liabilities as they become due; or

     o the realizable value of our assets after such payment or distribution would be less than the aggregate amount of our liabilities and our issued share capital and share premium accounts.

The following is a summary of provisions of Bermuda law and our organizational documents, including the bye-laws. We refer you to our memorandum of association and bye-laws, copies of which have been filed with the SEC. You are urged to read these documents for a complete understanding of the terms of the memorandum of association and bye-laws.

Share capital

Our authorized capital consists of one class of common shares. Under our bye-laws, our board of directors has the power to issue any authorized and unissued shares on such terms and conditions as it may determine. Any shares or class of shares may be issued with such preferred, deferred, qualified or other special rights or such restrictions, whether in regard to dividend, voting, return of capital or otherwise, as we may from time to time by resolution of the shareholders prescribe.

Voting rights

Generally, under Bermuda law and our bye-laws, questions brought before a general meeting are decided by a simple majority vote of shareholders present or represented by proxy. Each shareholder is entitled to one vote for each share held. Matters will be decided, by way of votes cast by way of show of hands unless a poll is demanded.

If a poll is demanded, each shareholder who is entitled to vote and who is present in person or by proxy has one vote for each common share entitled to vote on such question. A poll may only be demanded under the bye-laws by:

     o    the chairman of the meeting;

     o    at least three shareholders present in person or by proxy;

     o any shareholder or shareholders present in person or by proxy and holding between them not less than one-tenth of the total voting rights of all shareholders having the right to vote at such meeting; or

     o a shareholder or shareholders present in person or represented by proxy holding shares conferring the right to vote at such meeting, being common shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all such common shares conferring such right.

No shareholder shall, unless the board of directors otherwise determines, be entitled to vote at any general meeting unless all calls or other sums presently payable by that shareholder in respect of all shares held by such shareholder have been paid.

Dividend rights

Under Bermuda law, a company may declare and pay dividends unless there are reasonable grounds for believing that the company is, or would, after the payment, be unable to pay its liabilities as they become due or that the realizable value of the company's assets would thereby be less than the aggregate of its liabilities and issued share capital and share premium accounts.

Under our bye-laws, each share is entitled to a dividend if, as and when dividends are declared by the board of directors. The board of directors may determine that any dividend may be paid in cash or will be satisfied in paying up in full common shares in Global Sources to be issued to the shareholders credited as fully paid or partly paid. The board of directors may also pay any fixed cash dividend which is payable on any of our common shares half-yearly or on other dates, whenever our position, in the opinion of the board of directors, justifies such payment.

Dividends, if any, on our common shares will be at the discretion of our board of directors and will depend on our future operations and earnings, capital requirements, surplus and general financial conditions as our board of directors may deem relevant.

Purchase by a company of its own common shares

We may purchase our own common shares out of the capital paid up on the common shares in question or out of funds that would otherwise be available for dividend or distribution or out of the proceeds of a fresh issue of common shares made for the purposes of the purchase. We may not purchase our shares if, as a result, our issued share capital would be reduced below the minimum capital specified in our memorandum of association.

However, to the extent that any premium is payable on the purchase, the premium must be provided out of the funds of the company that would otherwise be available for dividend or distribution or out of a company's share premium account. Any common shares purchased by a company are treated as cancelled and the amount of the company's issued capital is diminished by the nominal value of the shares accordingly but shall not be taken as reducing the amount of the company's authorized share capital.

Preemptive rights

Our bye-laws do not provide the holders of our common shares preemptive rights in relation to any issues of common shares by us or any transfer of our shares.

Variation of rights

We may issue more than one class of shares and more than one series of shares in each class. If we have more than one class of shares, the rights attached to any class of shares may be altered or abrogated either:

     o with the consent in writing of the holders of not less than seventy-five percent of the issued common shares of that class; or

     o with the sanction of a resolution passed at a separate general meeting of the holders of such common shares, voting in proxy or present, at which a quorum is present.

The bye-laws provide that a quorum for such a meeting shall be two persons present in person or by proxy representing a majority of the shares of the relevant class. The bye-laws specify that the creation or issue of shares ranking on parity with existing shares will not, subject to any statement to the contrary in the terms of issue of those shares or rights attached to those shares, vary the special rights attached to existing shares.

Transfer of common shares

Subject to the "Transfer Restrictions" section below, a shareholder may transfer title to all or any of his shares by completing an instrument of transfer in the usual common form or in such other form as the board of directors may approve. The form of transfer is required to be signed by or on behalf of the transferor.

Transfer Restrictions

The board of directors may in its absolute discretion and without assigning any reason refuse to register the transfer of any share that is not fully paid.

The board of directors may refuse to register an instrument of transfer of a share unless it:

     o    is duly stamped, if required by law, and lodged with us;

     o is accompanied by the relevant share certificate and such other evidence of the transferor's right to make the transfer as the board of directors shall reasonably require;

     o has obtained, where applicable, permission of the Bermuda Monetary Authority; and

     o    is in respect of one class of shares.

A "blanket" authorization has been obtained from the Bermuda Monetary Authority for all transfers of our common shares between persons who are not resident in Bermuda for exchange control purposes, provided our common shares remain listed on an "appointed stock exchange" (which includes listings on the Nasdaq National Market).

Transmission of Shares

In the event of the death of a shareholder, the survivor or survivors, where the deceased shareholder was a joint holder, or the legal personal representative of such shareholder, including executors and administrators, shall be the only persons recognized by us as having any title to the shareholder shares.

Disclosure of Interests

Our bye-laws provide that a director who has at least a five percent interest, directly or indirectly, in an entity that is interested in a contract or proposed contract or arrangement with us, shall declare the nature of such interest at the first opportunity at a meeting of the board of directors, or by writing to the board of directors. If the director has complied with the relevant sections of the Companies Act and the bye-laws with regard to the disclosure of his interest, the director may vote at a meeting of the board of directors or a committee thereof on a contract, transaction or arrangement in which that director is interested and he will be taken into account in ascertaining whether a quorum is present.

Rights in Liquidation

Under Bermuda law, in the event of liquidation, dissolution or winding-up of a company, after satisfaction in full of all claims of creditors and subject to the preferential rights accorded to any series of preferred stock, the proceeds of such liquidation, dissolution or winding-up are distributed among the holders of shares in accordance with a company's bye-laws.

Under our bye-laws, if we are wound up, the liquidator may, with the sanction of a resolution from us and any sanction required by the Companies Act, divide amongst the shareholders in specie or kind the whole or part of our assets, whether they shall consist of property of the same kind or not and may for such purposes set such values as he deems fair upon any property to be divided as set out above and may determine how such division shall be carried out as between the shareholders.

Meetings of Shareholders

Under Bermuda law, a company is required to convene at least one general meeting per calendar year. The directors of a company, notwithstanding anything in its bye-laws, shall, on the requisition of the shareholders holding at the date of the deposit of the requisition not less than one-tenth of the paid-up capital of the company carrying the right of vote, duly convene a special general meeting.

The bye-laws provide that the board of directors may convene a special general meeting whenever in their judgment such a meeting is necessary. Unless the bye-laws of a company specify otherwise, Bermuda law requires that shareholders be given at least five days' notice of a meeting of the company. Our bye-laws extend this period to provide that at least 21 days' written notice of a general meeting must be given to those shareholders entitled to receive such notice. The accidental omission to give notice to or nonreceipt of a notice of a meeting by any person does not invalidate the proceedings of a meeting.

Under Bermuda law the number of shareholders constituting a quorum at any general meeting of shareholders may not be less than two individuals. Our bye-laws add to this quorum requirement to provide that no business can be transacted at a general meeting unless a quorum of at least two shareholders representing a majority of the issued shares of the company are present in person or by proxy and entitled to vote. A shareholder present at a general meeting or a meeting of a class of shareholders in person or by proxy shall be deemed to have received appropriate notice of the meeting.

Under our bye-laws, notice to any shareholders may be delivered either personally or by sending it through the post, by airmail where applicable, in a pre-paid letter addressed to the shareholder at his address as appearing in the share register or by delivering it to, or leaving it at such registered address. A notice of a general meeting is deemed to be duly given to the shareholder if it is sent to him by cable, telex or telecopier.

Access to Books and Records and Dissemination of  Information

Under Bermuda law, members of the general public have the right to inspect the public documents of a company available at the office of the Bermuda Registrar of Companies. These documents include the memorandum of association and any alteration to the memorandum of association.

Our shareholders and directors have the additional right to inspect our minute books and our audited financial statements, which must be presented at an annual general meeting.

Our bye-laws provide that the register of shareholders of a company is required to be open for inspection during normal business hours by shareholders without charge and to members of the general public on the payment of a fee. A company is required to maintain its share register in Bermuda but may, subject to the provisions of the Companies Act, establish a branch register outside of Bermuda. We have established a branch register with our transfer agent ChaseMellon Shareholder Services, LLC at 44 Wall Street, 6th Floor, New York, New York 10005.

Under Bermuda law, a company is required to keep at its registered office a register of its directors and officers that is open for inspection for not less than two hours in each day by members of the public without charge. Our bye-laws extend this obligation to provide that the register of directors and officers be available for inspection by the public during normal business hours. Bermuda law does not, however, provide a general right for shareholders to inspect or obtain copies of any other corporate records.

Election or Removal of Directors

The bye-laws provide that the number of directors will be such number not less than two, as our shareholders by resolution may from time to time determine. A director will serve until his successor is appointed or his prior removal in the manner provided by the Companies Act or the bye-laws. Our bye-laws provide that at each annual general meeting one-third of the directors will retire from office on a rotational basis based on length of time served. All directors must provide written acceptance of their appointment within thirty days of their appointment.

The board shall have the power at any time and from time to time to appoint any individual to be a director so as to fill a casual vacancy. The board may approve the appointment of alternate directors.

We may, in a special general meeting called for this purpose, remove a director, provided notice of such meeting is served upon the director concerned not less than fourteen days before the meeting and he shall be entitled to be heard at that meeting.

The office of a director will be vacated in the event of any of the following:

     o if he resigns his office by notice in writing to be delivered to our registered office or tendered at a meeting of the board of directors;

     o if he becomes of unsound mind or a patient for any purpose of any statute or applicable law relating to mental health;

     o if he becomes bankrupt under the law of any country or compounds with his creditors;

     o    if he is prohibited by law from being a director; or

     o if he ceases to be a director by virtue of the Companies Act or is removed from office pursuant to the bye-laws.

Amendment of Memorandum of Association and Bye-Laws

Bermuda law provides that the memorandum of association of a company may be amended by resolution of the board subject to approval by a resolution passed at a general meeting of which due notice has been given. An amendment to a memorandum of association does not require the consent of the Minister of Finance save for specific circumstances, for example, the adopting of any special objects.

Under Bermuda law, the holders of:

     o an aggregate of not less than twenty percent in par value of a company's issued share capital or any class thereof, or

     o not less in the aggregate than twenty percent of the company's debentures entitled to object to alterations to its memorandum of association,

have the right to apply to the Supreme Court of Bermuda for an annulment of any amendment of the memorandum of association. Where such an application is made, the amendment becomes effective only to the extent that it is confirmed by the Bermuda Supreme Court. An application for an annulment of an amendment of the memorandum of association must be made within twenty-one days after the date on which the resolution altering the memorandum of association is passed and may be made on behalf of the persons entitled to make the application by one or more of their number as they may appoint in writing for the purpose. No such application may be made by persons voting in favor of the amendment or any persons who have given to the company a statement in writing duly signed that he, having had notice, consents to the alteration.

Our bye-laws provide that such bye-laws may be amended in the manner provided for in the Companies Act. The Companies Act provides that the directors may amend the bye-laws, provided that any such amendment shall be operative only to the extent approved by the shareholders.

Transactions with Interested Shareholders

Our bye-laws prohibit us from engaging in a business combination with any interested shareholder unless the business combination is approved by two-thirds of the holders of our voting shares (other than shares held by such interested shareholder), or by a majority of continuing directors, or if certain prescribed conditions are met assuring that we will receive fair market value in exchange for such business combination. In this context, a "business combination" includes mergers, asset sales and other material transactions resulting in a benefit to the interested shareholder or the adoption of a plan for our liquidation or dissolution; a "continuing director" is a member of our board of directors that is not an affiliate or associate of an interested shareholder and was a member of our board prior to such person becoming an interested shareholder; and an "interested shareholder" is any person (other than us or any of our subsidiaries, any employee benefit or other similar plan or any of our shareholders that received our shares in connection with our recent share exchange prior to the listing of our shares on Nasdaq) that owns or has announced its intention to own, or with respect to any of our affiliates or associates, within the prior two years did own, at least 15% of our voting shares.

Appraisal Rights and Shareholder Suits

Amalgamation

The Companies Act provides that, subject to the terms of a company's bye-laws, the amalgamation of a Bermuda company with another company requires the amalgamation agreement to be approved by the board of directors and at a meeting of the shareholders by seventy-five percent of the members present and entitled to vote at such meeting in respect of which the quorum shall be two persons holding or representing at least one-third of the issued shares of the company or class, as the case may be.

Our bye-laws alter the majority vote required and provide that any resolution submitted for the consideration of shareholders at any general meeting to approve a proposed amalgamation with another company requires the approval of two-thirds of the votes of disinterested shareholders cast at such meeting.

Under Bermuda law, in the event of an amalgamation of a Bermuda company, a shareholder who did not vote in favor of the amalgamation and who is not satisfied that fair value has been offered for such shareholder's shares, may apply to a Bermuda court within one month of notice of the meeting of shareholders to appraise the fair value of those shares.

Class Actions and Derivative Actions

Class actions and derivative actions are generally not available to shareholders under Bermuda law. Under Bermuda law, a shareholder may commence an action in the name of a company to remedy a wrong done to the company where the act complained of is alleged to be beyond the corporate power of the company, or is illegal or would result in the violation of the company's memorandum of association or bye-laws. Furthermore, consideration would be given by a Bermuda court to acts that are alleged to constitute a fraud against the minority shareholders or, for instance, where an act requires the approval of a greater percentage of the company's shareholders than those who actually approved it.

When the affairs of a company are being conducted in a manner which is oppressive or prejudicial to the interests of some part of the shareholders, one or more shareholders may apply to a Bermuda court, which may make such order as it sees fit, including an order regulating the conduct of the company's affairs in the future or ordering the purchase of the shares of any shareholders, by other shareholders or by the company.

Capitalization of Profits and Reserves

Under our bye-laws, the board of directors may resolve to capitalize all or any part of any amount for the time being standing to the credit of any reserve or fund which is available for distribution or to the credit of our share premium account; and accordingly make such amount available for distribution among the shareholders who would be entitled to it if distributed by way of a dividend in the same proportions and on the footing that the same may be paid not in cash but be applied either in or towards:

     o paying up amounts unpaid on any of our shares held by the shareholders; or

     o payment up in full of our unissued shares, debentures, or other obligations to be allotted and credited as fully paid amongst such shareholders.

As a proviso to the foregoing, the share premium account may be applied only in paying up unissued shares to be issued to shareholders credited as fully paid, and provided, further, that any sum standing to the credit of a share premium account may only be applied in crediting as fully paid shares of the same class as that from which the relevant share premium was derived.

Registrar or Transfer Agent

Our transfer agent and registrar is ChaseMellon Shareholder Services, L.L.C. In addition to a register held by ChaseMellon, a register of holders of the shares is maintained by Appleby, Spurling & Kempe in Bermuda located at Cedar House, 41 Cedar Avenue, Hamilton HM12, Bermuda.

Untraced Shareholders

We are entitled to sell the common shares of a person entitled to such common shares provided such person goes untraced for a period of 12 years. We shall be held to account to the rightful holder of such common shares for an amount equal to the proceeds of sale. Any dividend or distribution out of contributed surplus unclaimed for a period of six years from the date of declaration of such dividend or distribution shall be forfeited and shall revert to us and the payment by the board of directors of any unclaimed dividend, distribution, interest or other sum payable on or in respect of the common share into a separate account shall not constitute us a trustee in respect thereof.

Personal Liability of Directors and Indemnity

The Companies Act requires every officer, including directors, of a company in exercising powers and discharging duties, to act honestly in good faith with a view to the best interests of the company, and to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. The Companies Act further provides that any provision whether in the bye-laws of a company or in any contract between the company and any officer or any person employed by the company as auditor exempting such officer or person from, or indemnifying him against, any liability which by virtue of any rule of law would otherwise attach to him, in respect of any wilful negligence, wilful default, fraud or dishonesty of which he may be guilty in relation to the company, shall be void.

Every director, officer, resident representative and committee member shall be indemnified out of our funds against all liabilities, loss, damage or expense, including liabilities under contract, tort and statute or any applicable foreign law or regulation and all reasonable legal and other costs and expenses properly payable, incurred or suffered by him as director, officer, resident representative or committee member; provided that the indemnity contained in the bye-laws will not extend to any matter which would render it void under the Companies Act as discussed above.

Material Contracts

We do not believe any of our contracts to be material to the operation of our company, taken as a whole.

Exchange Controls

Bermuda Law

We have been designated as a nonresident under the Exchange Control Act of 1972 by the Bermuda Monetary Authority. This designation will allow us to engage in transactions in currencies other than the Bermuda dollar.

The Registrar of Companies (Bermuda) has neither approved nor disapproved of the securities to which this document relates, nor passed on the accuracy or adequacy of this document and accepts no responsibility for the financial soundness of any proposals or the correctness of any statements made or opinions expressed with regard to such securities. Approvals or permissions received from the Bermuda Monetary Authority do not constitute a guarantee by the Bermuda Monetary Authority as to our performance or our creditworthiness. Accordingly, in giving such approvals or permissions, the Bermuda Monetary Authority will not be liable for our performance or default or for the correctness of any opinions or statements expressed in this document.

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

There are no limitations on the rights of persons regarded as non-resident of Bermuda for foreign exchange control purposes owning our shares. Because we have been designated as a non-resident for Bermuda exchange control purposes, there are no restrictions on our ability to transfer funds, other than funds denominated in Bermuda dollars, in and out of Bermuda or to pay dividends to non-Bermuda residents who are holders of our shares, other than in respect of local Bermuda currency.

Under Bermuda law, share certificates are only issued in the names of corporations, partnerships or individuals. In the case of an applicant acting in a special capacity, for example an executor or a trustee, certificates may, at the request of the applicant, record the capacity in which the applicant is acting.

Notwithstanding the recording of any such special capacity, we are not bound to investigate or incur any responsibility in respect of the proper administration of any such estate or trust.

We will take no notice of any trust applicable to any of our common shares whether or not we had notice of such trust.

As an "exempted company", we are exempt from Bermuda laws which restrict the percentage of share capital that may be held by non-Bermudians. However, as an exempted company we may not participate in designated business transactions, including:

     o the acquisition or holding of land in Bermuda (except that required for our business and held by way of lease or tenancy agreement for a term not exceeding fifty years or, with the consent of the Minister granted in his discretion, land held by way of lease or tenancy for a term of not more than 21 years in order to provide accommodation or recreational facilities for our officers and employees);

     o the taking of mortgages on land in Bermuda to secure an amount in excess of $50,000 without the consent of the Minister of Finance of Bermuda;

     o the acquisition of bonds or debentures secured on land in Bermuda, unless they are issued by the Bermuda Government or a public authority; or

     o the carrying on of business of any kind in Bermuda, except in furtherance of our business carried on outside Bermuda or under a license granted by the Minister of Finance of Bermuda.

Taxation

Bermuda Taxation

We have received from the Minister of Finance a written undertaking under the Exempted Undertakings Tax Protection Act, 1996 (as amended) of Bermuda, to the effect that in the event of there being enacted in Bermuda any legislation imposing tax computed on profits or income, or computed on any capital asset, gain or appreciation, or any tax in the nature of estate duty or inheritance tax, then the imposition of any such tax shall not be applicable to us or to any of our operations or to our shares, debentures or other obligations until March 28, 2016. These assurances are subject to the proviso that they are not construed so as to prevent the application of any tax or duty to such persons as are ordinarily resident in Bermuda or to prevent the imposition of property taxes on any company owning real property or leasehold interests in Bermuda.

Currently there is no Bermuda withholding tax on dividends that may be payable by us in respect to the holders of our common shares. No income, withholding or other taxes or stamp duty or other duties are imposed upon the issue, transfer or sale of the shares or on any payment thereunder. There is no income tax treaty between Bermuda and the United States.

Documents On Display

Where You May Find More Information

We are required to comply with the reporting requirements of the Securities Exchange Act of 1934, as amended, applicable to a foreign private issuer. We will file annually a Form 20-F no later than six months after the close of our fiscal year, which is December 31. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. We will furnish our shareholders with annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with U.S. GAAP. We intend, although we are not obligated to do so, to furnish our shareholders with quarterly reports by mail with the assistance of a corporate services provider, which will include unaudited interim financial information prepared in conformity with U.S. GAAP for each of the three quarters of each fiscal year following the end of each such quarter. We may discontinue providing quarterly reports at any time without prior notice to our shareholders.

Our reports and other information, when so filed, may be inspected and copied at the public reference facilities maintained by the Securities and Exchange Commission at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549; and at the regional offices of the Securities and Exchange Commission at Seven World Trade Center, 13th Floor, New York, New York 10048, and at Citicorp Center, 500 West Madison Street, Suite

1400, Chicago, Illinois 60661. Copies of such material may be obtained from the Public Reference Section of the Securities and Exchange Commission, 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates.

These reports and other information may also be inspected at the offices of the Nasdaq National Market, 1735 K Street, N.W., Washington, D.C. 20006.

ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We operate internationally and foreign exchange rate fluctuations may have a material impact on its results of operations. Historically, currency fluctuations have been minimal on a year to year basis in the currencies of the countries where we have operations. As a result, foreign exchange gain or losses in revenues and accounts receivable have been offset by corresponding foreign exchange losses or gains arising from expenses. However, during the Asian economic crisis of 1997 to 1998, both advertising sales and the value of Asian currencies declined, which caused a significant decline in revenues that was not fully offset by lower expense levels in Asian operations.

This decline in revenues occurred due to contracts being denominated and priced in foreign currencies prior to devaluations in Asian currencies. The conversion of these contract proceeds in U.S. dollars resulted in losses and reflects the foreign exchange risk assumed by us between contract signing and the conversion of cash into U.S. dollars. We believe this risk is mitigated because historically a majority (ranging between 55% to 65%) of our revenues are denominated in U.S. dollars or are received in the Hong Kong currency which is currently pegged to the U.S. dollar. To the extent significant currency fluctuations occur in the New Taiwan dollar or other Asian currencies, or if the Hong Kong dollar is no longer pegged to the U.S. dollar, our profits would be affected.

As of December 31, 2000, we have not engaged in foreign currency hedging activities.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES - (Not applicable)

                                     PART II

All financial information contained in this document is expressed in United States dollars, unless otherwise stated.

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES - (Not applicable)

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS - (Not applicable)

ITEM 15. [RESERVED]

ITEM16. [RESERVED]

                                    PART III

All financial information contained in this document is expressed in United States dollars, unless otherwise stated.

ITEM 17.  FINANCIAL STATEMENTS - (Not applicable)

ITEM 18.  FINANCIAL STATEMENTS

As provided in Item 8, the Company has presented financial statements in accordance with U.S. accounting standards in lieu of Item 18.

ITEM 19.  EXHIBITS

                                  EXHIBIT INDEX

  Exhibit No.         Description

     1.1  Memorandum of Association of Fairchild (Bermuda), Ltd.*
     1.2  Bye-laws of Fairchild (Bermuda), Ltd.*
     2.1  Specimen Certificate*
     4.1 Promissory Note, dated April 14, 2000, of Fairchild Technologies (Bermuda), Ltd. to Fairchild Technologies USA, Inc.*
     4.2  Form of executive officer employment agreement*
     4.3 Employment Agreement dated November 1, 1999, by and between Trade Media Holdings Limited and Merle Hinrichs*
     4.4 Amendment to Employment Agreement dated January 19, 2000, between Trade Media Holdings Limited and Merle Hinrichs*
     4.5 Employment Agreement dated as of January 29, 2000, by and between LER Corporation and Merle Hinrichs*
     4.6 Form of Restricted Stock Award and Agreement, dated as of January 29, 2000, by and between LER Corporation and Merle Hinrichs*
     4.7 Amendment No.1 to Restricted Stock Award and Agreement dated as of February 29, 2000, by and between LER Corporation and Merle Hinrichs*
     4.8  Form of The Global Sources Employee Equity Compensation Plan No. I*
     4.9  Form of The Global Sources Employee Equity Compensation Plan No. II*
     4.10 Form of The Global Sources Employee Equity Compensation Plan No. III*
     4.11 Loan Agreement, dated March 7, 2000 of Trade Media Holdings Ltd. to Hung Lay Si Co. Ltd.*
     4.12 Facility Agreement, dated March 17, 2000, between Bank of Bermuda (Isle of Man) Limited and Trade Media Holdings Ltd.*
     4.13 Guarantee and Indemnity, dated March 17, 2000, between Hung Lay Si Co. Ltd. and Bank of Bermuda (Isle of Man) Limited*
     4.14 Unsecured Promissory Note, dated March 9, 2000, of Merle A. Hinrichs to LER Corporation*
     4.15 Extension of the Facility terms and conditions letter dated March 9, 2001, between Bank of Bermuda (Isle of Man) Limited and Trade Media Holdings Ltd.
     4.16 Acceptance of the terms and conditions relating to extension of the facility dated March 13, 2001, by Trade Media Holdings Ltd.
     4.17 Extension of the guarantee and indemnity, dated March 13, 2001, between Hung Lay Si Co. Ltd and Bank of Bermuda (Isle of Man) Limited.
     4.18 Form of The Global Sources Employee Equity Compensation Plan No. IV
     4.19 Form of The Global Sources Employee Equity Compensation Plan No. V
     8.1  Subsidiaries of Global Sources Ltd.
     10.1 Share Exchange Agreement, dated as of December 6, 1999, by and among The Fairchild Corporation, Fairchild (Bermuda), Ltd., Trade Media Holdings Ltd. and the Shareholders of Trade Media Holdings Ltd. (as amended by Amendment No. 1 thereto dated March 21, 2000)*

--------------------

* Incorporated by reference to Form 20-F Registration Statement of Global Sources Ltd. filed with the Securities and Exchange commission on June 30, 2000.

                                    SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to this annual report on its behalf.

                      GLOBAL SOURCES LTD.


                      By:    /s/ EDDIE HENG
                             ------------------------------------------------
                             Eddie Heng, Director and Chief Financial Officer


Date:  April 4, 2001