Form 20-F/A
period 2000-12-31
GLOBAL SOURCES LTD /BERMUDA
filed 2001-04-12
CIK 1110650

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 20-F/A

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

                                                     Year Ended
                                                     December 31,
                                                     ---------------------------------------------------------
                                                        1996        1997       1998       1999        2000
                                                        ----        ----       ----       ----        ----
Income Statement Data:
Revenue:
    Online marketplace services...................        $2,507     $5,177    $14,602     $25,795     $56,412
    Transaction software and services.............           889      1,076      1,228         584         733
    Complementary media services..................       103,126     96,596     76,817      62,116      43,424
    Other.........................................         4,401      3,532      3,226       3,379       4,597
                                                     ----------------------------------------------------------
Total revenue.....................................       110,923    106,381     95,873      91,874     105,166
Operating expenses:
    Sales.........................................        32,167     30,537     29,028      31,083      36,549
    Circulation...................................        22,295     20,090     15,413      13,069      13,337
    General and administrative....................        40,268     39,460     35,294      32,134      36,197
    Online services development...................         1,229      1,366      3,182       3,461       6,665
    Non-cash compensation(1)......................            --         --         --          --      65,689
    Other ........................................           372        372        379         371       2,371
                                                     ----------------------------------------------------------
Total operating expenses..........................        96,331     91,825     83,296      80,118     160,808
                                                     ----------------------------------------------------------
Income/(loss) from operations.....................        14,592     14,556     12,577      11,756    (55,642)
Interest expense..................................         (190)      (264)      (336)       (337)       (649)
Interest income...................................           583        646        732         558       1,135
Foreign exchange (losses)/gains, net..............         (459)    (4,110)        160         427          50
Write-down of investments.........................            --         --         --          --    (11,750)
                                                     ----------------------------------------------------------
Income/(loss) before income taxes.................        14,526     10,828     13,133      12,404    (66,856)
Income tax provision..............................       (1,477)    (1,338)    (1,552)     (1,435)     (1,277)
                                                     ----------------------------------------------------------
Income/(Loss) before minority interest............       $13,049     $9,490   $ 11,581     $10,969   $(68,133)
Equity in loss of affiliate.......................             -          -          -           -        (51)
Minority interest.................................             -          -          -           -        (37)
                                                     ----------------------------------------------------------
Net income/(loss).................................       $13,049     $9,490    $11,581     $10,969   $(68,221)
                                                     ==========================================================
Basic and diluted net income per share............         $0.52      $0.38      $0.46       $0.44     $(2.63)
                                                     ==========================================================
Cash dividends declared per share.................          0.64       0.54       0.80        0.60          --
Weighted average shares outstanding(2)............        25,051     25,051     25,051      25,051      25,948


                                                                           December 31
                                                     ----------------------------------------------------------
                                                        1996        1997       1998       1999        2000
                                                        ----        ----       ----       ----        ----
Balance Sheet Data:
    Cash and cash equivalents.....................       $21,356    $15,943    $15,713     $15,433     $12,727
    Total assets..................................        56,604     49,291     46,960      46,645      55,706
    Long-term debt, less current portion....               7,525      7,333      5,366       3,540      16,084
    Stockholders' equity....................              22,115     18,105      9,686       5,710       8,161

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

Websites

     Website                                    Description
     -------                                    -----------

     ChiefExecutive China Online                o     A business management resource for mainland
          www.cec.globalsources.com                   entrepreneurs.

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
                                                                       ============== ============== =============

                               The accompanying notes are an integral part of these financial statements


                      GLOBAL SOURCES LTD. AND SUBSIDIARIES
                 CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY
              (In U.S. Dollars Thousands, Except Number of Shares)

                              Ordinary Shares
                              ----------------------------------------
                                 Number        Amounts       Additional       Retained       Unearned      Shareholders'   Total
                                of Shares                     paid in         Earnings    Compensation       note      Shareholders'
                                                              Capital                                      receivable      Equity
                              ------------------------------------------------------------------------------------------------------
Balance at December 31, 1997    25,051,380    $       251           --     $    17,854           --             --      $    18,105
Net income                            --             --             --          11,581           --             --           11,581
Dividends                             --             --             --         (20,000)          --             --          (20,000)
                               -----------    -----------    -----------   -----------    -----------    -----------    -----------

Balance at December 31, 1998    25,051,380    $       251           --     $     9,435           --             --      $     9,686
Net income                            --             --             --          10,969           --             --           10,969
Dividends                             --             --             --         (14,945)          --             --          (14,945)
                               -----------    -----------    -----------    -----------   -----------    -----------    -----------

Balance at December 31, 1999    25,051,380    $       251           --     $     5,459           --             --      $     5,710
Net income                            --             --             --         (68,221)          --             --          (68,221)
Issuance of shares upon
  share exchange                 1,252,569    $        12    $        12          --             --             --      $        24
Non-cash compensation expenses        --             --           70,755          --             --             --      $    70,755
Unearned compensation                 --             --               --          --          (5,066)           --      $    (5,066)
Non-cash listing expenses             --             --            1,353          --             --             --      $     1,353
Shareholders' note receivable         --             --            6,000          --             --           (6,000)          --
Interest in Joint Venture             --             --      $     3,606          --             --             --      $     3,606
                               -----------    -----------    -----------   -----------    -----------    -----------    -----------
Balance at December 31, 2000    26,303,949    $       263    $    81,726   $   (62,762)   $    (5,066)   $    (6,000)   $     8,161
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

ITEM 16. [RESERVED]

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


Date:  April 10, 2001