Form 20-F/A
period 2000-12-31
GLOBAL SOURCES LTD /BERMUDA
filed 2001-04-19
CIK 1110650

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

Our common shares have been traded in the public market for a limited time and this market may not be sustained. As a result of the April 2000 share exchange, 1,189,949 of our common shares were listed on the Nasdaq National Market. As a result of this offering, all 26,303,949 of our common shares will be registered and trading in the public market, but we cannot be sure that an active trading market will develop or be sustained or that you will be able to sell common shares when you want to. As a result, it may be difficult to make purchases or sales of our common shares in the market at any particular time or in any significant quantity. If our shareholders sell substantial amounts of our common shares in the public market, the market price of our common shares may fall. In addition, such sales may create the perception by the public of difficulties or problems with our products and services. As a result, these sales may make it more difficult for us to sell equity or equity related securities in the future at a time of price that is appropriate.

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

     o Complementary Media Services--We publish trade magazines, which consist primarily of product advertisements from suppliers and our independent editorial reports and product surveys. Since 1995, we have been repositioning our trade magazines to play an educational and promotional role to accelerate the shift of our customers to our e-commerce services. We introduced CD-ROM versions of our various vertical marketplaces on Global Sources Online in 1995 for similar purposes. Our trade magazines and CD-ROMs also enable us to serve that portion of the market that is not yet online.

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

Roderick Chalmers has been one of our directors since October 2000. He was chairman, Asia-Pacific, of PricewaterhouseCoopers ('PwC') and a member of PwC's Global Management Board between 1998 and until his retirement in July 2000. He has been a 30 year veteran with PwC merger partner Coopers & Lybrand with specialist experience in the securities industry. He has at various times been a non-executive director of the Hong Kong Securities and Futures Commission, a member of the Takeovers and Mergers Panel, and chairman of the Working Group on Financial Disclosure. His term as director expires in 2003.

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


Date:  April 19, 2001