Form 20-F/A
period 2000-12-31
GLOBAL SOURCES LTD /BERMUDA
filed 2001-05-10
CIK 1110650

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

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS - (Not applicable)

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE - (Not applicable)

ITEM 3. KEY INFORMATION

Selected Financial Data

The following historical financial information should be read in conjunction with our audited consolidated financial statements and related notes all of which are included elsewhere in this document and "Operating and Finan-cial Review and Prospects." The consolidated statements of income data for each of the three years ended December 31, 1998, 1999, and 2000 and selected consolidated balance sheet data as of December 31, 1999 and 2000 are derived from, and qualified by reference to, our audited consolidated financial statements included elsewhere in this document. The consolidated statements of income data for each of the years ended December 31, 1996 and 1997 and selected consolidated balance sheet data as of December 31, 1996, 1997 and 1998 are derived from our audited financial statements not included in this document.

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

Our bye-laws contain provisions that may have the effect of delaying, deferring or preventing a change in control or the displacement of our management. These provisions may discourage proxy contests and make it more difficult for the shareholders to elect directors and take other corporate actions. These provisions may also limit the price that investors might be willing to pay in the future for our common shares. These provisions include:

     o providing for a staggered board of directors, so that it would take three successive annual general meetings to replace all directors;

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

On March 9, 2000, we borrowed $5,260,032.80 from Hung Lay Si Co. Ltd. to pay U.S. taxes on income to Merle Hinrichs, our chairman and chief executive officer. On March 22, 2000, we used a portion of our $25.0 million credit facility with Bank of Bermuda to repay and cancel the loan from Hung Lay Si Co. Ltd. to us. On March 9, 2000, we loaned $5,008,869 to Mr. Hinrichs for the purpose of providing funds for payment of his portion of the required U.S. tax payments. The loan to Mr. Hinrichs bore interest at the Federal Funds rate plus 2%. The interest and principal of this loan, which was unsecured, were repaid on December 19, 2000.

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

--------------------

* Incorporated by reference to Form 20-F Annual Report of Global Sources Ltd. filed with the Securities and Exchange commission on June 30, 2000.

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


Date:  May 10, 2001