Form 20-F
period 2001-12-31
GLOBAL SOURCES LTD /BERMUDA
filed 2002-04-30
CIK 1110650

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 20-F

(Mark One)

[  ] Registration Statement Pursuant To Section 12(b) or (g) of the Securities
     Exchange Act of 1934

                                       OR

[X] Annual Report Pursuant To Section 13 or 15 (d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2001.

                                       OR

[  ] Transition Report Pursuant to Section 13 or 15(d) of the Securities
     Exchange Act of 1934

For the transition period from ...............to................................
Commission file number 000-30678

                               GLOBAL SOURCES LTD.
             (Exact Name of Registrant as Specified in its Charter)

                               Global Sources Ltd.
                 (Translation of Registrant's Name into English)

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

26,308,949 common shares, $0.01 par value, outstanding as of February 28, 2002.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                  Yes  X                        No
                      ---                         -----

Indicate by check mark which financial statement item the registrant has elected to follow.

                  Item 17                        Item 18 X
                         -----                          ---

                                TABLE OF CONTENTS

                               GENERAL INFORMATION

                                     PART I


Page
--------------------------------------------------------------------------------

Item  1.   Identity of Directors, Senior Management and Advisers............ 3
Item  2.   Offer Statistics and Expected Timetable.......................... 3
Item  3.   Key Information.................................................. 3
Item  4.   Information on the Company....................................... 14
Item  5.   Operating and Financial Review and Prospects..................... 24
Item  6.   Directors, Senior Management and Employees....................... 33
Item  7.   Major Shareholders and Related Party Transactions................ 39
Item  8.   Financial Information............................................ 43
Item  9.   The Offer and Listing............................................ 69
Item  10.  Additional Information........................................... 69
Item  11.  Quantitative and Qualitative Discussion About Market Risk........ 79
Item  12.  Description of Securities other than Equity Securities........... 79


                                     PART II

Item  13.  Defaults, Dividends Arrearages and Delinquencies................. 80
Item  14.  Material Modifications to the Rights of Security Holders
             and Use of Proceeds ........................................... 80
Item  15.  (Reserved)....................................................... 80
Item  16.  (Reserved)....................................................... 80


                                    PART III

Item  17.  Financial Statements............................................  80
Item  18.  Financial Statements............................................  80
Item  19.  Exhibits.....................................................81 - 88

                         FORWARD - LOOKING STATEMENTS


Except for any historical information contained herein, the matters discussed in this Annual Report on Form 20-F contain certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to our financial condition, results of operations and business. These statements relate to analyses and other information which are based on forecasts of future results and estimates of amounts not yet determinable. These statements also relate to our future prospects, developments and business strategies. These forward-looking statements are identified by their use of terms and phrases such as "anticipate," "believe," "could," "estimate," "expect," "intend," "may," "plan," "predicts," "will" and similar terms and phrases, including references to assumptions. These forward-looking statements involve risks and uncertainties, including current trend information, projections for deliveries, backlog and other trend projections, that may cause our actual future activities and results of operations to be materially different from those suggested or described in this Annual Report on Form 20-F. These risks include: product demand; customer satisfaction and quality issues; labor disputes; competition, including recent intense price competition; our ability to achieve and execute internal business plans; worldwide political instability and economic growth; and the impact of any economic downturns and inflation, including any weakness in the currency, banking and equity markets of countries in the Asia/Pacific region.

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

All references in this Annual Report on Form 20-F to the terms "we," "our," "us," the "Company," "Trade Media" and "Global Sources" refer to Global Sources Ltd. and its subsidiaries. All references to "fiscal" in connection with a year shall mean the year ended December 31.

All financial information contained in this document is expressed in United States dollars, unless otherwise stated.

                                     PART I


ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS - (Not applicable)

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE - (Not applicable)

ITEM 3. KEY INFORMATION

Selected Financial Data

The following historical financial information should be read in conjunction with our audited consolidated financial statements and related notes, all of which are included elsewhere in this document and in "Operating and Financial Review and Prospects." The consolidated statements of income data for each of the three years ended December 31, 1999, 2000, and 2001 and selected consolidated balance sheet data as of December 31, 2000 and 2001 are derived from, and qualified by reference to, our audited consolidated financial statements included elsewhere in this document. The consolidated statements of income data for each of the years ended December 31, 1997 and 1998 and selected consolidated balance sheet data as of December 31, 1997, 1998 and 1999 are derived from our audited financial statements not included in this document.


                                                                      Year Ended December 31,
                                                     -------------------------------------------------------------
                                                              1997        1998      1999         2000        2001
                                                              ----        ----      ----         ----        ----
   Income Statement Data:
   Revenue:
      Online marketplace services.....................       $5,099    $14,450    $25,463      $55,121     $55,468
      Transaction software and services...............        1,076      1,228        584          733         305
      Complementary media services....................       94,779     75,439     60,846       42,602      34,964
      Other...........................................        3,532      3,226      3,379        4,597       4,548
                                                        -----------------------------------------------------------
   Total revenue......................................      104,486     94,343     90,272      103,053      95,285
   Operating expenses:
      Sales...........................................       28,642     27,498     29,481       34,436      32,047
      Circulation.....................................       20,090     15,413     13,069       13,337      11,757
      General and administrative......................       39,460     35,294     32,134       36,197      33,726
      Online services development.....................        1,366      3,182      3,461        6,665       8,393
      Non-cash compensation expense(1)................           --         --         --       65,689       2,501
      Other(2)........................................          372        379        371        2,371       3,476
                                                        -----------------------------------------------------------
   Total operating expenses...........................       89,930     81,766     78,516      158,695      91,900
                                                        -----------------------------------------------------------
   Income/(loss) from operations......................       14,556     12,577     11,756      (55,642)      3,385
   Interest expense...................................         (264)      (336)      (337)        (649)       (172)
   Interest income....................................          646        732        558        1,135         357
   Foreign exchange (losses)/gains, net...............       (4,110)       160        427           50        (470)

   Write-down of investments .........................           --         --         --      (11,750)     (1,150)
                                                        -----------------------------------------------------------
   Income/(loss) before income taxes..................       10,828     13,133     12,404      (66,856)      1,950
   Income tax provision...............................       (1,338)    (1,552)    (1,435)      (1,277)     (1,143)
                                                        -----------------------------------------------------------
   Income/(Loss) before minority interest ............       $9,490   $ 11,581   $ 10,969    $ (68,133)       $807
                                                        ===========================================================
   Equity in (loss)/income of affiliate..............             -          -          -          (51)         51
   Minority interest.................................             -          -          -          (37)        (83)
                                                        -----------------------------------------------------------
   Net income/(loss)..................................       $9,490    $11,581    $10,969    $(68,221)        $775
                                                        ===========================================================

   Basic and diluted net income/(loss) per share......        $0.38      $0.46      $0.44      $(2.63)       $0.03
                                                        ===========================================================

   Cash dividends declared per share..................         0.54       0.80       0.60           --          --
   Weighted average shares outstanding(3).............       25,051     25,051     25,051       25,948      26,304



                                                                               December 31,
                                                        ------------------------------------------------------------
                                                           1997        1998       1999        2000        2001
                                                           ----        ----       ----        ----        ----
Balance Sheet Data:
   Cash and cash equivalents..................           $15,943    $15,713     $15,433    $12,727     $20,236
   Total assets...............................            49,291     46,960      46,645     55,706      53,602
     Long-term debt, less current portion.......           7,333      5,366       3,540     16,084      15,963
     Total Shareholders' equity.................          18,105      9,686       5,710      8,161      11,601

-------------------

(1) Reflects the non-cash compensation expenses associated with the transfer of shares from the parent company to the chairman and chief executive officer of the Company and grants under the employee equity compensation plans. Approximately $381 (2000: $291) represents sales expenses, $87 (2000: $168) represents circulation, $1,546 (2000: $65,044) represents general and administrative and $487 (2000: $186) represents online services development expenses.

(2) Includes amortization of intangibles/software development cost and for the year ended December 31, 2000 also includes non-cash listing expenses of approximately $1.4 million.

(3) On April 14, 2000, in conjunction with our share exchange, we effectively consummated a 2,505 for 1 stock split. All share and per share amounts have been restated for all periods presented. For a further discussion of our recent share exchange, please see Note 21 of our consolidated financial statements appearing elsewhere in this document.

Risk Factors

In addition to other information in this Report, the following risk factors should be carefully considered in evaluating Global Sources and its business because such factors may have a significant impact on Global Sources' business, operating results and financial condition. As a result of the risk factors set forth below and elsewhere in this Report, and the risks discussed in Global Sources' other Securities and Exchange Commission filings, actual results could differ materially from those projected in any forward-looking statements.

General economic uncertainty may reduce our revenues and affect our business.

The revenue growth and profitability of our business depends significantly on the overall demand for Internet-based, business-to-business e-commerce solutions. We believe that the market for these solutions may be negatively impacted by a number of factors including reductions in marketing expenditures by customers and the overall weakening of global economies. These factors may give rise to a number of market trends that may slow our revenue growth. These trends include the lengthening of sales cycles, the deferral or delay of e-commerce projects and the reduction of expenditures for e-commerce solutions and related services, and increased price competition. If the current economic slowdown continues, the effects of the slowdown could adversely affect our business, results of operations or financial condition.

We have a limited history in the online marketplace business and may be unable to expand our online marketplace services revenues.

We have a limited operating history in the online marketplace services business. We have a limited e-commerce operating history upon which you may evaluate us. We expect to generate a significant portion of our revenue in the future from our online marketplace and related services. Our online marketplace revenue model is evolving and may change significantly in the future. Currently, we derive most of our online marketplace revenue from monthly fees paid by suppliers for Marketing Websites. All other online marketplace services, such as banner advertising, Private Buyer Catalogs and Private Supplier Catalogs, have not yet generated, and may never generate, significant revenue. If revenue from our online marketplace services does not continue to increase, our business, financial condition or operating results may be harmed.

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

We may not be successful in pursuing acquisitions, joint ventures and alliances to expand our business.

In order to remain competitive and to grow our business, we may conclude selective acquisitions and enter into joint ventures and alliances. We may not be able to negotiate the terms successfully, finance the acquisition or arrangement, or integrate any new business, products or technologies into our existing business and operations. Even if we are successful in integrating any new businesses, products or technologies into our existing business, we may not achieve expected results, or we may not realize other expected benefits. If we are unable to make acquisitions and enter into joint ventures and alliance arrangements successfully, our growth and revenue may be harmed.

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

Many of our current and potential competitors may have greater financial, technical, marketing and/or other resources and greater name recognition than we have. In addition, many of our competitors may have established relationships with one another and with our current and potential suppliers and buyers and may have extensive knowledge of our industry. Current and potential competitors have established or may establish cooperative relationships with third parties to increase the ability of their products to address customer needs. Accordingly, our competitors may develop and rapidly acquire significant market share.

Our quarterly operating results fluctuate, and we may fail to meet analyst, investor and shareholder expectations, causing our share price to fall.

The operating results of companies in the e-commerce industry, including us, have experienced quarter-to-quarter fluctuations. Our buyer activity on Global Sources Online is often relatively slower during the summer and year-end vacation and holiday periods. Additionally, our online marketplace services revenue and print advertising revenue is seasonal and tends to be highest in the fourth quarter of each calendar year as a result of increased advertising and media buying in that quarter. As with other companies in our industry, our expenses are based upon expectations of revenue, and significant costs may be incurred before revenue is generated. If revenue in a quarter falls below the expectations of public market analysts, investors and shareholders, the price of our shares may fall.

The international markets in which we do business are subject to political and economic instability, which may interfere with our ability to do business, increase our costs or decrease our revenue.

The international markets in which we operate are subject to risks, including:

     o    fluctuations in regional economic conditions;

     o    political instability;

     o    conflicting and changing legal and regulatory requirements;

     o    restrictions placed on our operations due to our foreign status;

     o    significant changes in tax rates and reporting requirements;

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

Our dependence on key Asian markets for current and future revenue growth is significant, and economic or political instability in those markets could reduce our revenue and seriously harm our business.

Our customers in China provide more than 30% of our total revenues, and the size of our market in China is forecasted to continue growing for the next several years. The dependence we have on the China market and its revenues is significant, and adverse political and/or economic changes in China may cause our business to be harmed and our revenues to decline.

Any future economic or political instability in the Asia-Pacific region, from which we derive most of our revenue, could adversely affect our business and decrease our revenue.

In 2001, we derived more than 90% of our revenue from customers in the Asia-Pacific region. We expect that a majority of our future revenues will continue to be generated from customers in this region. At the time of the Asian economic crisis of 1997 and 1998, certain of our contracts were denominated and priced in foreign currencies. The conversion of these contract proceeds into U.S. dollars resulted in losses and is indicative of the foreign exchange risk assumed by us. During the Asian economic crisis, both our sales and revenues declined. If there is future political or economic instability in the Asia-Pacific region, our business may be harmed and our revenues may decrease.

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

We are likely to continue to derive the majority of our e-commerce revenue in the future from the Asia-Pacific region. The quality of the telecommunications and Internet infrastructure, and telephone line availability in some Asian-Pacific countries is poor. This may contribute to lower than expected adoption of many of our services and may cause usage growth and revenue to fall below expectations. In addition, access fees are high in many Asia-Pacific countries, which also contributes to low usage and may adversely affect our growth and revenue potential.

Customer concerns regarding security may deter use of our products and services.

Widely publicized security breaches involving the Internet or in e-commerce generally, or our failure to prevent security breaches, may cause our current and potential customers not to use our products and services. We may be required to incur additional costs to protect against security breaches or to alleviate problems caused by such breaches. Our potential for growth as an e-commerce provider depends on our customers' confidence in the security of our products and services.

The failure of third parties to meet our expectations and the requirements of our customers may make our services less attractive to customers.

We rely on third parties for catalog information, licenses, product delivery and technology products and services. We have no control over the accuracy, timeliness or effectiveness of the information, products and services of these third parties. As a result of third-party actions, we may fail to provide accurate, complete and current information about them and their products in a timely manner and to deliver products to buyers in a satisfactory manner.

We rely on technology relationships with software developers and providers, systems integrators and other technology firms to support, enhance and develop our products and services. We have contracts with technology providers to enhance, expand, manage and maintain our computer and communications equipment and software. Services provided by third parties include managing our Global Sources Online network Web server, maintaining our communications lines and managing our network data centers and software development. These relationships may not continue or we may not be able to develop additional third-party relationships on acceptable commercial terms, which could cause customer dissatisfaction and/or a delay in the launch of new software or services.

We license some components of our technology from third parties. These licenses may not be available to us on commercially reasonable terms in the future. The loss of these licenses could delay release or enhancement of our services until equivalent technology could be licensed, developed or otherwise obtained. Any such delay could have a material adverse effect on our business. These factors may deter customers from using our services, damage our business reputation, cause us to lose current customers, and harm our ability to attract new customers.

We rely on our independent sales force, and the loss of any significant members of our sales force would harm our business and revenue.

We rely on the services of our independent sales force for the sales and marketing of our products and services. We have service agreements with various sales representative outsourcing firms that employ such sales personnel. Generally, either we or the outsourcing firm may terminate the service agreement between us upon short notice. We may not retain some of our outsourcing firms, or they may not retain some of their sales personnel or be able to replace them with equally qualified personnel. Furthermore, if an outsourcing firm terminates its agreement with us, some of our customers with a direct relationship with that outsourcing firm or its personnel, may terminate their relationship with us.

The loss of strategic relationships could make our services less appealing and useful to our customers.

We have license and partnership agreements with third parties that provide us with a wider geographic presence and product range with buyers. These third parties expose our products and services to potential customers to which we would not otherwise have access. The loss of such agreements could reduce our presence in the market and make our services less appealing to our customers. In addition, we may discover that these arrangements do not generate the expected number of new customers or products. We cannot be sure that these parties will be able to implement our products and services effectively or that buyers and suppliers will participate in their online marketplaces. In addition, we may not be able to renew these agreements and their termination may reduce the number of suppliers and their products that we are able to offer to buyers, and the number of buyers to which suppliers have access.

The loss of one or more of our executive officers or key employees, either to a competitor or otherwise, could harm our business.

Our executive officers and key employees are critical to our business. Our executive officers and key personnel may not remain with us and their loss may restrict our development of technology, and may reduce our revenues and cash flows. In particular, the services of our CEO, CFO, COO, and CIO are important to our operations. If competitors hire our key personnel, it could allow them to compete more effectively by diverting customers from us and facilitating more rapid development of their competitive offerings.

We may not be able to hire and retain sufficient technical personnel, which may adversely affect implementation of our growth strategy and limit our revenues.

If we fail to hire and retain sufficient technical personnel, we may be unable to develop, implement and maintain our products and services. Competition for qualified technical personnel is intense in all regions where we have operations. Our competitors have attempted to hire our employees and we expect that they will continue to do so.

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

If we release new services, catalog tools or software containing defects, we may need to halt further sales and/or services until we fix the defects, and our reputation could be harmed.

Our services depend on software that is complex and which may contain unknown and undetected defects, errors or performance problems. We may not discover defects, errors or performance problems that affect our new or current services or enhancements until after they are deployed. These defects, errors or performance problems could cause service interruptions, which could damage our reputation or increase our service costs, cause us to lose revenue, delay market acceptance or divert our development resources, any of which could severely harm our business.

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

We may be subject to legal claims relating to the content on Global Sources Online or our other websites, or the downloading and distribution of such content. Claims could involve matters such as libel and defamation, patent, trademark, copyright and design infringement, allegations of passing off, and invasion of privacy. Providers of Internet products and services have been sued in the past, sometimes successfully, based on the content published or made available on their websites. In addition, some of the content provided on Global Sources Online is manually entered from data compiled by other parties, including governmental and commercial sources, and this data may have errors, or we may introduce errors when entering such data. If our content is improperly used or if we supply incorrect information, third parties may take legal action against us. In addition, we may violate usage restrictions placed on text or data that is supplied to us by third parties. Our insurance may not cover claims of this type, or may not provide sufficient coverage, which could harm our business, financial condition or operating results.

Our intellectual property protection is limited, and others may infringe upon it, which may reduce our ability to compete and may divert our resources.

Our success depends upon proprietary technology, content and other intellectual property rights. We have relied on a combination of copyright, trade secret and trademark laws and nondisclosure and other contractual restrictions to protect ourselves. Our efforts to protect our intellectual property rights may not be adequate. Our competitors may independently develop similar technology or duplicate our software and services. If others are able to develop or use technology and/or content we have developed, our competitive position may be negatively affected.

We cannot determine whether future patent, service mark or trademark applications, if any, will be granted. No certainty exists as to whether our current intellectual property or any future intellectual property that we may develop will be challenged, invalidated or circumvented or will provide us with any competitive advantage.

Litigation may be necessary to enforce our intellectual property rights, protect trade secrets, determine the validity and scope of the proprietary rights of others, or defend against claims of infringement or invalidity. Intellectual property laws provide limited protection. Moreover, the laws of some foreign countries do not offer the same level of protection for intellectual property as the laws of the United States. In addition, we may be unable to detect unauthorized use of our intellectual property. Litigation may result in substantial costs and diversion of resources, which may limit our ability to develop new services and compete for customers.

If third parties claim that we infringe upon their intellectual property rights, our ability to use technologies and products may be limited, and we may incur costs to resolve these claims.

We have in the past, and may in the future, co-develop some of our intellectual property with independent third parties. In these instances, we take all action that we believe is necessary and advisable to protect and to gain ownership of all co-developed intellectual property. However, if such third parties were to introduce similar or competing e-commerce products and services that achieve market acceptance, the success of our e-commerce products and our business, financial condition, prospects and operating results may be harmed.

Litigation regarding intellectual property rights is common in the Internet and software industries. Defending against these claims could be expensive and divert our attention from operating our business. We expect third-party infringement claims involving Internet technologies and software products and services to increase. If we become liable to third parties for infringing their intellectual property rights, we could be required to pay substantial damage awards and be forced to develop non-infringing technology, obtain a license or cease using the applications that contain the infringing technology or content. We may be unable to develop non-infringing technology or content or to obtain a license on commercially reasonable terms, or at all.

In the past, we have received notices alleging intellectual property infringements. However, to date there have been no successful litigation directed against us with respect to the infringement and/or improper use of the intellectual property rights of third parties. We do not believe any current allegations will be sustained, or if sustained, will adversely affect our business.

We may also be named as a defendant in litigation alleging infringement of intellectual property rights by our customers. We may be required to defend ourselves and our customers against infringement claims. In the event of a claim of infringement, we and our customers may be required to obtain one or more licenses from third parties, and we may be unable to obtain necessary licenses at a reasonable cost or at all. Inability to obtain licenses may prevent us or our customers from offering products and services to our other customers, which may limit our revenue.

Our lengthy sales and implementation cycle could cause delays in revenue growth.

The period between our initial contact with a potential customer and the purchase by it of our products and services is often long and may have delays associated with the lengthy budgeting and approval processes of our customers.

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

You will not know the identity of the beneficiaries or settlor of the Trust, which is our controlling shareholder.

The Quan Gung 1986 Trust, through Hung Lay Si Co. Ltd., its wholly owned subsidiary, beneficially owns approximately 61% of our common shares. Hill Street Trustees Limited, an Island of Jersey limited liability company, is the trustee of the Trust. The shares of Hill Street Trustees Limited are owned by partners of the Mourant Group, which is a firm based in the Island of Jersey that provides trust administration services. Counsel to the trustee has informed us that, by virtue of the terms of the Trust and the laws of the Island of Jersey, the trustee cannot make disclosure of the names of the beneficiaries and settlor of the Trust in accordance with the obligations placed on it and in accordance with its duties of confidentiality. Accordingly, you may never know the identity of the beneficiaries or settlor of the Quan Gung 1986 Trust.

There is a limited public market for our shares and the trading volume for our shares is low, which may limit your ability to sell your shares or purchase more shares.

Our common shares have been traded in the public market for a limited time and this market may not be sustained. As a result of the April 2000 share exchange, 1,189,949 of our common shares were listed on the NASDAQ National Market. We currently have as of March 31, 2002 approximately 2,591 shareholders, and approximately 1,233,983 shares that are tradable on the NASDAQ National Market.

However, because of the small number of shareholders and the small number of tradable shares, we cannot be sure that an active trading market will develop or be sustained or that you will be able to sell common shares when you want to. As a result, it may be difficult to make purchases or sales of our common shares in the market at any particular time or in any significant quantity. If our shareholders sell substantial amounts of our common shares in the public market, the market price of our common shares may fall. In addition, such sales may create the perception by the public of difficulties or problems with our products and services. As a result, these sales may make it more difficult for us to sell equity or equity related securities in the future at a time or price that is appropriate.

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

We are organized pursuant to the laws of Bermuda. In addition, certain of our directors and officers reside outside the United States and a substantial portion of our assets are located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon such persons or to realize against them judgments of courts of the United States predicated upon civil liabilities under the United States federal securities laws. We have been advised by our legal counsel in Bermuda, Appleby, Spurling & Kempe, that there is doubt as to the enforcement in Bermuda, in original actions or in actions for enforcement of judgments of United States courts, of liabilities predicated upon U.S. federal securities laws, although Bermuda courts will enforce foreign judgments for liquidated amounts in civil matters subject to certain conditions and exceptions.

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

o establishing advance notice requirements for submitting nominations for election to the board of directors and for proposing matters that may be acted upon by shareholders at a general meeting; and

o restricting business combinations with interested shareholders that have not been approved by at least two-thirds of the holders of our voting shares (other than the interested shareholder) or by a majority of the continuing directors or if certain prescribed conditions are met assuming that we will receive fair market value in exchange for such business combination. In this context, a "business combination" includes mergers, asset sales and other material transactions resulting in a benefit to the interested shareholder or the adoption of a plan for our liquidation or dissolution; a "continuing director" is a member of our board of directors that is not an affiliate or associate of an interested shareholder and was a member of our board prior to such person becoming an interested shareholder; and an "interested shareholder" is any person (other than us or any of our subsidiaries, any employee benefit or other similar plan or any of our shareholders that received our shares in connection with our recent share exchange prior to the listing of our shares on NASDAQ) that owns or has announced its intention to own, or with respect to any of our affiliates or associates, within the prior two years did own, at least 15% of our voting shares.

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

ITEM 4.  INFORMATION ON THE COMPANY

History and Development of the Company

We are a leading facilitator of global merchandise trade. Our business began in 1971 in Hong Kong when we launched Asian Sources, a magazine to serve global buyers importing products in volume from Asia. Since then, we have expanded our group of sourcing magazines to cover multiple vertical markets, and have become one of Asia's leading providers of trade information.

While our core business facilitates imports from Asia, we also facilitate trade in the opposite direction. In 1985, we launched Electronics News for China and today we have several publications and their associated websites providing information to high-tech manufacturers in Asia.

Realizing the importance of e-commerce, we commercially released the first version of Global Sources Transact software in 1991. We then became one of the first business-to-business online marketplaces by launching Asian Sources Online in 1995. In 1999, we expanded our scope and changed the name of our online marketplace to Global Sources Online.

We were originally incorporated under the laws of Hong Kong in 1970. In April 2000, we completed a share exchange with a publicly traded company based in Bermuda, and our shareholders became the majority shareholders of the Bermuda corporation. As a result of the share exchange, we became incorporated under the laws of Bermuda and changed our name to Global Sources Ltd.

Our capital expenditures during the year ended December 31, 2001 amounted to $
4.9 million and were incurred mainly for computers, software and furniture and fixtures. Capital expenditures during the three months period ended March 31, 2002 amounted to $ 1.1 million and were incurred mainly for computers, software and renovation of leasehold premises. Our capital expenditures were financed using cash generated from our operations. The capital assets disposals during the year ended December 31, 2001 and three months ended March 31, 2002 amounted to $0.5 million and $0.02 million respectively.

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

Business Overview

Global Sources facilitates global trade between buyers and suppliers, by providing the right information, at the right time, in the right format. We enable more effective buying and selling by providing valuable, industry-specific information and integrated marketing solutions through our leading online marketplace, trade magazines, CD-ROMs, and conferences and exhibitions. In addition, we help companies create, manage and distribute their own product information by providing an end-to-end content management solution.

We serve an independently certified community of more than 306,000 active buyers in over 230 countries and territories. These buyers purchase direct goods in volume for resale. As of December 31, 2001, over 135,000 suppliers were listed in our marketplace. During the year ended December 31, 2001, buyers sent more than 2.9 million Requests For Information (RFIs) to suppliers through Global Sources Online, our online marketplace. Our online marketplace is comprised of 27 vertical and 14 geographic portals and we believe that it hosts more marketing and sourcing activity than any other global merchandise trade marketplace. Revenue from our online marketplace services grew from 4.9% of our total revenue for the year ended December 31,1997 to 58.2% of our total revenue for the year ended December 31, 2001. Online marketplace services revenue equaled $55.5 million for the year ended December 31, 2001.

The following table sets forth our revenue category for the last three fiscal years:

                                               Year Ended December 31,
                               -------------------------------------------------
                                     1999             2000             2001
                               ----------------  ---------------  --------------

Revenues:
  Online marketplace services..       $ 25,463       $  55,121        $  55,468
  Transaction software and
services.......................            584             733              305
  Complementary media services.         60,846          42,602           34,964
  Other........................          3,379           4,597            4,548
                               ----------------  ---------------  --------------
                                      $ 90,272       $ 103,053        $  95,285
                               ----------------  ---------------  --------------


The following table represents our revenue by geographical areas for the last three fiscal years:

                                                Year Ended December 31,
                                      ------------------------------------------
                                          1999          2000         2001
                                      -----------  -----------  ---------------
 Revenues:

 Asia...............................  $   83,755   $   95,388   $  88,427
 United States......................       4,613        5,235       5,255
 Europe.............................       1,159        1,083         908
 Other..............................         745        1,347         695
                                      -----------  -----------  ---------------
 Consolidated.......................  $   90,272   $  103,053   $  95,285
                                      ===========  ===========  ===============

We currently generate the majority of our revenue from suppliers in Asia, with China being our largest market at 30% of total revenue. Our revenue is derived from two primary sources:

o Online Marketplace Services - Our primary service is creating and hosting Marketing Websites that present suppliers' product and company information in a consistent and easily searchable manner on Global Sources Online. We also derive revenue from banner advertising fees.

o Complementary Media Services - We publish trade magazines, which consist primarily of advertisements and our independent editorial reports and product surveys. We publish our core trade magazines monthly, and a host of specialized magazines seasonally. Suppliers pay for advertising in our trade magazines to promote their products and companies. We also derive revenue from buyers that subscribe to our trade publications. We also offer CD-ROM versions of our various vertical marketplaces on Global Sources Online.

We have been a facilitator of international trade for 31 years, have been involved in the development of e-commerce software for ten years and have operated our online marketplace for six years. We launched Asian Sources magazine in 1971 to serve global buyers importing products in volume from Asia. Since then, we have expanded our group of sourcing magazines to cover multiple vertical markets, and have become one of Asia's leading providers of trade information. Since 1985, we have also facilitated trade in the opposite direction and now publish several magazines with associated web sites that serve the information needs of high tech manufacturers in Asia. In 1991, we initiated our transition to e-commerce by developing our order management software that is now known as Transact. We became one of the first business-to-business online marketplaces by launching Asian Sources Online in 1995. In 1999, we expanded our scope and changed our name to Global Sources.

Industry background

The International Trade Market Opportunity

According to the World Trade Organization, global exports of merchandise exceeded $6.1 trillion in 2000. They also reported that the ratio of world trade in goods and services to world GDP reached 29%, an increase of 10 percentage points since 1990.

The growth in global trade is supported by several factors, including increased recognition of the benefits of free trade, the proliferation of free trade agreements, more efficient global communications and logistics, and more widespread use of electronic commerce technology. Due to its inherent fragmentation and complexity, global merchandise trade is particularly suited to benefit from e-commerce and online marketplaces.

International Trade Challenges

International commerce is highly complex, fragmented and expensive, which has prevented many companies from participating. International trade participants face two primary sets of challenges:

Sourcing and Marketing Challenges

The large scale and fragmented nature of international trade can make it difficult for buyers and suppliers to identify each other. Accordingly, buyers' search and evaluation costs and suppliers' advertising and marketing expenses can be far greater than in a domestic environment.

Transacting and Communicating Challenges

Large distances between trading partners, multiple transportation factors and associated documentation and costs are a significant source of supply chain inefficiency. Participants can span multiple time zones, speak different languages, and observe diverse cultural norms. The documents and processes required are complex, labor intensive and error-prone. Fluctuations in currency exchange rates increase the financial risks, and governmental actions, including tariffs and export quotas, increase the costs of international trade. In addition, regulatory requirements such as the failure to account for duties and quotas can result in delays or the seizure of goods and the assessment of fines or penalties.

Our solution

We have developed solutions that streamline the communications and processes associated with international trade and enable more effective buying and selling. The key elements of our solutions are as follows:

Neutral platform that benefits both buyers and suppliers

The common interface of the Marketing Websites on Global Sources Online allows buyers to efficiently search, either by product, supplier or by geographic area, without having to navigate differently formatted sites of multiple suppliers. Global suppliers have a forum to promote and display their product offerings and thereby generate RFIs from buyers.

Global coverage and breadth of products that perpetuates a growing buyer/supplier network

Buyers from 230 countries and territories made inquiries on our online marketplace during the year ended December 31, 2001. As our base of active buyers increases, we believe that our online marketplace services will become increasingly attractive to suppliers and that the growth will become self-perpetuating. As the number of buyers and sellers using our services grows, our site becomes incrementally more attractive to additional buyers and sellers.

Complementary media that serve different market segments and satisfy different needs

We publish monthly and seasonal trade magazines that serve our verticals; and we produce CD-ROM versions of our online content from of our vertical markets. We also offer conferences and exhibitions.

Catalog tools that support buying and selling

My Catalog enables buyers to maintain customized information from current and potential suppliers, and to receive private offers from suppliers. Private Supplier Catalogs are password-protected online environments where suppliers can develop and maintain their own product and company data, and send information to online marketplaces or buyer catalogs.

Our growth strategy

Our goal is to be the leading creator and facilitator of global merchandise trade. Our strategy to achieve and maintain this goal has four primary components:

Increase penetration of our online marketplace services

We intend to increase the penetration of our online marketplace services in our existing 27 vertical and 14 geographic markets. We have a team of over 700 dedicated sales representatives who focus on introducing our full line of services to the 135,000 suppliers listed on Global Sources Online.

We believe that this sales force plays a vital role in educating, attracting, retaining and supporting these customers. We believe that as Global Sources Online grows in content and usage, more buyers will be attracted, and thus, more suppliers will seek to maintain Marketing Websites and use our associated services.

Leverage China representatives and market position

We will continue to use our China representatives and dominant market position to facilitate two-way trade. We have 20 years experience in this vast and rapidly expanding market. We currently have 800 team members in more than 36 locations in China, the majority of whom are sales and sales support staff.

Launch new services

Our strategy is to leverage our combination of traditional and electronic media, content and supplier enablement capabilities, Asian experience and representation, and the growing community of buyers and suppliers, to create new services.

Pursue strategic partnership and acquisition opportunities

We may pursue strategic acquisitions of complementary businesses, technologies or products that we believe will accelerate one or more of the elements of our strategy. We currently have no understandings, arrangements or agreements with respect to any potential acquisitions. We also intend to develop and utilize strategic partnerships to gain access to a larger number of potential users, cooperatively market products and services, cross-sell additional services and/or gain entry to new markets.

Our services

Global Sources' products and services allow international buyers to identify suppliers and products, and enable suppliers to market their products to a large number of buyers. Our mission is to create and facilitate global trade between buyers and suppliers by providing the right information, at the right time, in the right format.

Buyers purchase goods from suppliers who market themselves through our online marketplaces, trade magazines, CD-ROMs, as well as our conferences and exhibitions. We provide information that helps buyers evaluate numerous sourcing options so they can place orders with suppliers that offer them the best terms, conditions and capabilities.

We help suppliers market their products and their capabilities to our community of buyers worldwide. By receiving inquiries from a wide selection of buyers, suppliers have more opportunity to achieve the best possible terms, and to learn which markets have the highest demand. To support their export marketing needs, we provide suppliers with a content cleansing, normalizing, rationalizing and segmenting service.

Online Marketplace Services

Through Global Sources Online we offer online marketplace services that assist buyers in identifying suppliers and products, and that allow suppliers to market their products to a wide variety of buyers. A key measure of the performance of our services is the quantity and quality of marketing and sourcing activity. During the year ended December 31, 2001, buyers made more than 2.9 million RFIs to suppliers through Global Sources Online, an increase of 38% over the same period in 2000.

Our primary service to suppliers is our Marketing Websites. Each Marketing Website is comprised of a home page, a company profile and an electronic, virtual showroom containing product profile pages on the supplier's products. Each product profile page contains detailed product information and specifications and a full color image. Our sales representatives collect the data for the Marketing Websites, or suppliers can input the data directly if they have our Private Supplier Catalog service. Our production units then verify the data structure and perform a quality control check before posting the new content on Global Sources Online.

Suppliers pay us a monthly fee for their Marketing Website that varies depending on the number of product profiles they choose to feature. For an additional flat fee, suppliers may upgrade to a Gold Website. This enables them to feature additional company information on their site.

Many suppliers choose to supplement their Marketing Websites with additional online marketing services. For example, suppliers can sponsor a particular product or other search category on Global Sources Online. When a buyer searches that category, the supplier's banner is displayed promoting its products or services, with a link to that supplier's Marketing Website.

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

Private Catalogs

We offer My Catalog for buyers to make their sourcing and purchasing activities more efficient. The catalogs enable buyers to maintain personalized product and supplier information for current and/or potential suppliers, and to receive private offers from suppliers. We launched this service in 1998, and approximately 100 large buying organizations currently use the service, including The Home Depot, PREL (buying agent for Wal-Mart, Dell, Compaq), and Gemex (buying agent for Metro, Europe's largest general merchandise retailer).

Our Private Supplier Catalogs enable suppliers to enter, manage, update and distribute their product and company data for a variety of online marketing and cataloging applications. Each Private Supplier Catalog is a private, password-protected online environment where the supplier has the sole right of access and data entry. We provide tools within the catalog to assist suppliers with creating, updating and posting content.

Transaction Software and Services

Global Sources Transact is our order management software that was developed in 1991. More than 350 major trading organizations, including Liz Claiborne, Reebok and Warnaco, have installed versions of this software. Transact provides a comprehensive trade management system that integrates sourcing and order processing capabilities for each step in the supply chain and minimizes manual and paper-based transactions. Transact supports multiple currencies and languages, automated document generation and management tracking for greater control of the order process.

Complementary Media Services

We publish the following industry-specific trade magazines monthly:

Asian Sources Computer Products                       Asian Sources Electronics
Asian Sources Electronic Components                   Asian Sources Fashion Accessories & Supplies
Asian Sources Gifts & Home Products                   Asian Sources Hardwares
Asian Sources Telecom Products

We also publish the following specialized magazines and CD-ROMs seasonally and/or for special trade events:

Global Sources Audio & Video                          Global Sources Lighting & Electricals
Global Sources Auto Parts & Accessories               Global Sources Security & Safety
Global Sources Bags & Footwear                        Global Sources Sporting Goods & Outdoor Equipment
Global Sources Computers & Networking                 Global Sources Stationery & Office Equipment
Global Sources DIY & Home Center                      Global Sources Telephones & Mobile Accessories
Global Sources Furniture & Housewares                 Global Sources Timepieces
Global Sources Garments & Accessories                 Global Sources Electronic Components
Global Sources Gifts & Toys                           -        Cables & Connectors
Global Sources IA & Wireless Communications           -        Manufacturing & Assembly Services
                                                      -        Optoelectronics
                                                      -        Portable Devices
                                                      -        Power Sources

Our trade magazines contain advertisements from suppliers, as well as our independent editorial features, which includes market reports and product surveys. Our CD-ROMs provide buyers with an offline, electronic means of accessing content found within the vertical marketplaces on Global Sources Online. In addition to our paid subscription base, we distribute samples of our trade magazines and CD-ROMs free of charge to prospective customers at a variety of trade shows and events.

Asia and China-focused Services

In addition to our primary services, our 31-year history and local market expertise in Asia have enabled us to become a leading provider of information to electronics engineers, exporters and executives throughout the Asian region. We have created three websites and publish three magazines covering this segment of our business. In addition, we host several conferences and events each year for a variety of participants in the Asian electronics markets.

Websites

Website                                 Description

Chief Executive China Online            - A business management resource for
  www.cec.globalsources.com               Mainland China entrepreneurs.

Electronic Engineering Times Online     - Provides news about electronic pro-
 English - www.eetasia.com                ducts and their applications.  The
 Simplified Chinese - www.eetchina.com    website is available in English, and
 Tradtional Chines - www.eettaiwan.com    Korean as well as traditional and
 Korean - www.eetkorea.com                simplied Chinese.

Eletronic Buyers' news China Online     - Provides global and local industry
 www.ebnchina.com                         news summaries and product updates
                                          that impact Mainland China's local
                                          electronics manufacturers.

Magazines

 Magazine                               Description

 Global Sources Chief Executive China   - Publsihed monthly in simplified
                                          Chinese; serves senior mainland China
                                          management with features on manage-
                                          ment techniques, strategies and case
                                          studies.

 Electronic Engineering Times           - Published bieweekly in five editions;
                                          delivers the latest high-tech compon-
                                          ents and techniques to Asia's engine-
                                          ering community in Chinese, Korean
                                          and English.

 Electronic Buyers' News China          - Published monthly in simplified
                                          Chinese; serves electronics enterprise
                                          managers who are responsible for com-
                                          ponent, material and equipment pur-
                                          chasing decisions.

Customers

We provide services to a broad range of international buyers and suppliers in various vertical trading communities.

Suppliers

Suppliers from more than 170 countries and territories, approximately 90% of which are currently Asian manufacturers and trading companies, are currently listed and categorized on our websites. None of our supplier customers represented more than 1% of our revenue during the year ended December 31, 2001.

Buyers

Across the vertical markets we currently cover, we serve over 306,000 unique, active buyers who have made an RFI using Global Sources Online, or received a magazine or CD-ROM within the last

12 months. Specific procedures used to determine the reliability of the number of unique buyers were performed by an internationally-recognized accounting firm.

We emphasize serving large buying organizations as these companies are more technologically advanced and account for a disproportionately large volume of trade. For example, we believe that the companies that have established private catalogs on Global Sources Online have combined annual sales in excess of $760 billion.

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

Sales and marketing

Our global sales organization consists of approximately 700 full-time independent representatives in more than 60 content management locations. These representatives focus on developing and maintaining relationships with suppliers that are current customers and seek to increase the number of suppliers using our services. Online marketplace services and print advertising revenue is seasonal and tends to be highest in the fourth quarter of each calendar year. Representatives collectively make an average of 40,000 supplier visits per month. The largest representative sales offices are located in Hong Kong, Beijing, Guangzhou, Shanghai, Shenzhen, Seoul and Taipei.

Our marketing strategy leverages our database of 135,000 supplier profiles currently listed on Global Sources Online. Sophisticated analyses of buyer and supplier profile data enable us to target our marketing programs to areas ranging from specific product categories within verticals to entire geographic markets.

Our Community Development Group is responsible for marketing our solutions to the global buyer community through online advertisements and promotions, trade show exhibitions and direct mail campaigns. Teams of analysts within this group research buyer and supplier use of our online and print media and track buyer and supplier trends in the global markets.

Content development

Our Content Development Group is responsible for compiling, editing, integrating and processing the content that appears in our online marketplaces, print media and CD-ROMs. Within Content Development, the Ad Operations and Editorial groups compile materials from client suppliers and freelance writers, respectively, and transform these materials into the advertising and editorial content in our online and print media. Research teams analyze customer content usage to direct content development and work with sales representatives and marketing staff to develop appropriate content for new vertical communities. Our Site Team is responsible for evaluating and integrating content into our online marketplaces, as well as maintaining the overall integrity of our marketplaces. In addition, members of the Content Development Group manage the pre-press production work and print production processes associated with the creation of our trade magazines and maintain the back-end supplier database, which is the foundation for our online supplier and product information.

Customer service

We have established customer service centers employing approximately 25 people that handle more than 100,000 customer queries per year. We provide customer service 24 hours a day, five days a week with limited operations on weekends and holidays. We use two geographic locations in order to implement our coverage, including Singapore, our servicing headquarters and Shenzhen, China, our Chinese language support center.

Strategic relationships

We have formed license-based partnerships with third parties to operate regional online marketing services such as South African Sources, Turkish Sources, Indonesian Sources and Mexican Sources. These enable suppliers within the relevant geographic regions to promote their products and services to buyers located primarily outside of such regions.

We own 60.1% of a joint venture with CMP Media Inc. through United Business Media B.V., a subsidiary of United News & Media plc. We entered into the joint venture in September 2000, to provide new technology content, media and e-commerce services for the Asian electronics market, focusing on new opportunities in the Greater China market. During 2001, we increased the frequency of the joint ventures' publications.

During 2001, we formed a strategic alliance with the WorldWide Retail Exchange
(WWRE), to offer a supplier sourcing program for WWRE members and Asian suppliers.

Technology and systems

We use a combination of commercial software and internally developed systems to operate our websites and services. We have invested more than $25.8 million since 1995 in online services development. Currently, we have approximately 150 full-time employees engaged in technology development, maintenance, software customization and customer service positions.

Our online marketplace services are run on the Oracle DBMS release 8. The catalog application that supports Global Sources Online's core functions uses a Java Application Platform.

Our servers are hosted by Singapore Telecom. We have a dedicated 10Mbps link to SingTel's IX backbone, while Singapore Telecom maintains a 777 Mbps link to the United States and direct links to most countries in Asia. We use Storage Tech Enterprise tape back-up systems as well as servers located at our Singapore facility for back-up. For the year ended December 31, 2001 our computer systems had approximately 56 hours of service outages.

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

Competition

For both our online and traditional trade magazine services, potential competition and competitors vary by country and vertical markets served. Across the range of our services, we do not believe that there is a dominant direct competitor.

Online global trade marketplaces are relatively new, rapidly growing and intensely competitive. We may compete with a variety of businesses that have announced their intention to launch, or have already launched, solutions that compete to some degree with ours. These businesses include "brick and mortar" consortium exchanges, domestic retail marketplaces, international trade marketplaces, transaction software and services providers, auction and reverse auction service providers and distributor, sell-side marketplaces. We may be at a competitive disadvantage to companies that have greater financial resources, more advanced technology or that offer lower cost solutions than ours. In addition, some buyers and suppliers may have developed in-house solutions for the online sourcing and marketing of goods and may be unwilling to use ours.

Intellectual property

Our primary product and supplier content, in addition to our in-house produced editorial content, is held under common law copyright. We actively protect this intellectual property by several means, including the use of digital watermark technology on the images on our website, which enables us to identify unauthorized use on other websites.

We have also developed several proprietary technology applications. In the future we may apply for patents for these technology applications, where appropriate. However, we may not be successful in obtaining the patents for which we applied. Even if we are issued a patent, it is possible that others may be able to challenge such a patent or that no competitive advantage will be gained from such patent.

Our intellectual property is very important to our business. We rely on a combination of contractual provisions, employee and third-party nondisclosure agreements, and copyright, trademark, service mark, trade secret and patent laws to establish and protect the proprietary rights of our software and services.

We have registered trademarks in the United States, China, the European Union, Germany, Hong Kong, Japan, Singapore, South Korea, Taiwan and Thailand for "Asian Sources" and we have many other registered trademarks and trademarks pending registration in various countries, including trademark registrations for "Global Sources" in Australia, China, Hong Kong and Switzerland.

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

Internet Regulation

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

Regulation of Communications Facilities

To some extent, the rapid growth of the Internet in the United States has been due to the relative lack of government intervention in the marketplace for Internet access. For example, several telecommunications carriers are seeking to have telecommunications over the Internet regulated by the Federal Trade Commission in the same manner as are certain other telecommunications services. Additionally, local telephone carriers have petitioned the Federal Communications Commission to regulate Internet service providers in a manner similar to long distance telephone carriers and to impose access fees on such providers. Some Internet service providers are seeking to have broadband Internet access over cable systems regulated in much the same manner as telephone services, which could slow the deployment of broadband Internet access services. Because of these proceedings or others, new laws or regulations could be enacted, which could burden the companies that provide the infrastructure on which the Internet is based, thereby slowing the rapid expansion of the medium and its availability to new users.

Legal proceedings

We are a party to litigation from time to time in the ordinary course of our business. We do not expect any of this litigation to have a material adverse effect on our business.

Organizational Structure

We own, directly or indirectly, 100% of the following significant subsidiaries:
Trade Media Holdings Limited (Cayman Islands), Trade Media Limited (Cayman Islands), ASM Business Services Limited (Cayman Islands), World Executive's Digest Limited (Cayman Islands), Trade Management Software Limited (Cayman Islands), Lazenby Services Limited (British Virgin Islands), Media Data Systems Pte Ltd (Singapore), Publishers Representatives Limited (Hong Kong), Equitable Accounting Services Limited (Hong Kong), Floro Company Limited (Hong Kong), Trade Magazine Productions Limited (Hong Kong), Trade Management Software (HK) Limited (Hong Kong), Pine Grove B.V. (Netherlands) and Global Sources USA, Inc. (Delaware); and 60.1% of eMedia Asia Ltd. (Barbados).

Properties

We do not own any of our offices. Generally, we lease our office space under cancelable and non-cancelable arrangements with terms of two to five years. We also service and soon will service our customers through independent sales representative offices located in Australia, Hong Kong, India, Israel, Japan, Malaysia, the Netherlands, the Philippines, Singapore, Taiwan, Thailand, the United Kingdom, the United States and approximately 30 locations in China. We lease in the aggregate approximately 138,773 square feet of executive and administrative offices in Hong Kong, Singapore, the Philippines, China, Taiwan and the United States. Our aggregate base rental and building management fees payments in 2001 were approximately $1.9 million.


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

Overview

We derive revenue from two principal activities.

Online Marketplace Services -- Our primary service is creating and hosting Marketing Websites that present suppliers' product and company information in a consistent and easily searchable manner on Global Sources Online. We also derive revenue from banner advertising fees. We ratably recognize the fees we receive to display a supplier's goods or company data over the contractual term, which is generally six to 12 months.

Complementary Media Services -- We publish trade magazines, which consist primarily of product advertisements from suppliers and our independent editorial reports and product surveys. We publish our core trade magazines monthly, and a host of specialized magazines seasonally. Suppliers pay for advertising in our trade magazines to promote their products and companies. We also derive revenue from buyers that subscribe to our trade publications. We also offer CD-ROM versions of our various vertical marketplaces on Global Sources Online. We recognize revenue ratably over the period in which the advertisement is displayed, generally not exceeding one year.

Revenue from other sources primarily relates to organizing business seminars and exhibitions. We recognize revenue at the conclusion of these events.

Our sales costs consist of the commissions we pay to our independent sales representatives, as well as support fees for processing sales contracts and incentive payments. These representatives sell online marketplace services and advertisements in our trade magazines and receive a commission as a percentage of the revenue generated.

Critical Accounting Policies

Our significant accounting policies are described in Note 2 to the consolidated financial statements included in Item 8 of this document. We believe the following represent our critical accounting policies:

Revenue Recognition

We derive our revenue primarily from advertising fees in our published trade magazines and websites, sale of trade magazines, fees from licensing our trade and service marks, service fees from provision of software maintenance service, and organizing business seminars.

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

The correct measurement of timing and the duration of the contracts with our clients are essential to the recognition of our revenue. Any delays in recognizing the revenue could cause our operating results to vary significantly from period to period. In addition our revenue recognition determines the timing of certain expenses such as commissions and circulation expenses. We believe that we have adequate controls and processes in place to ensure the accuracy of the revenue recording.

Capitalization of development costs of software for internal use

We adopted Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." Costs incurred in the preliminary project stage with respect to the development of software for internal use are expensed as incurred; costs incurred during the application development stage are capitalized and are amortized over the estimated useful life of three years upon the commissioning of service of the software. Training and maintenance costs are expensed as incurred.

Our policy on capitalized software development costs determines the timing and our recognition of certain development costs. In addition, this policy determines whether the costs are capitalized or recorded as expenses.

Estimation of allowance for doubtful debts

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities in the financial statements.

Management estimates the collectibility of our accounts receivable based on the analysis of the accounts receivable, historical bad debts, customer credit-worthiness and current economic trends. We continuously monitor collections from our customers and maintain adequate allowance for doubtful accounts. While credit losses have historically been within our expectations and the allowances we established, if the bad debts significantly exceed our provisions, our operating results and liquidity would be adversely affected.

Impairment of long-lived assets

Property and equipment and intangible assets are amortized over their estimated useful lives. Useful lives are based on management's estimates of the period that the assets will generate revenue and can be productively employed.

We periodically review the carrying values of our long-lived assets based on the anticipated gross cash flows and will provide for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be fully recoverable. The impairment loss is measured based on the difference between the carrying amount of the asset and its fair value.

While we believe our estimation of the useful lives and future cash flows are reasonable, different assumptions regarding such useful lives and cash flows could materially affect our valuations.

Results of operations

The following table sets forth our results of operations as a percentage of total revenue.

                                                                   Year Ended December 31,
                                                            -------------------------------------------
                                                                 1999          2000          2001
                                                                 ----          ----          ----
Income statement data:
Revenue:
   Online marketplace services..........................           28%            54%           58%
   Transaction software and services....................            1              1             0
   Complementary media services.........................           67             41            37
   Other................................................            4              4             5
                                                            -------------------------------------------
      Total revenue.....................................          100            100           100
Operating expenses:
   Sales ...............................................           33             33            34
   Circulation..........................................           14             13            12
   General and administrative...........................           36             35            35
   Online services development..........................            4              7             9
   Non-cash compensation................................           --             64             3
   Other................................................           --              2             3
                                                            -------------------------------------------
     Total operating expenses...........................           87            154            96
                                                            -------------------------------------------
Income/(loss) from operations...........................           13            (54)            4
                                                            -------------------------------------------
Net income/(loss)                                                  12%           (66)%           1%
                                                            ===========================================

The following table represents our revenue by geographical areas as a percentage of total revenue:

                                      Year Ended December 31,
                            ---------------------------------------------
                                 1999           2000           2001
                                 ----           ----           ----
Asia.....................         93%           93%            93%
United States............         5              5              5
Europe...................         1              1              1
Other....................         1              1              1
                            ---------------------------------------------
Total revenue............       100%            100%           100%
                            ---------------------------------------------


Fiscal Year 2001 Compared to Fiscal Year 2000

Revenue

During the year ended December 31, 2001, our online marketplace services revenues increased despite the effects of the slow down in the US economy by $0.4 million or 1% to $55.5 million as compared with $55.1 million in last year, as a result of our increased sales efforts and the continuing acceptance by our clients of Global Sources online marketplace services as a way of conducting export trade. Revenues in our complementary media services declined by $7.6 million or 18% to $35.0 million during the year ended December 31, 2001 as compared with $42.6 million during the corresponding period last year, as a result of our on-going emphasis on online marketplace services. Total revenues for the year ended December 31, 2001 were $95.3 million compared with $103.1 million for the year ended December 31, 2000, a decline of $7.8 million or 8% mainly due to the effect of the slow down in the global economy.

Our goal is to be the leading creator and facilitator of global merchandise trade. Our strategy to achieve and maintain this goal has four primary components:

We intend to increase the penetration of our online marketplace services in our existing 27 verticals and 14 geographic markets. We believe that the sales representatives play a vital role in educating, attracting, retaining and supporting these customers. We believe that as Global Sources Online grows in content and usage, more buyers will be attracted, and thus, more suppliers will seek to maintain Marketing Websites and use our associated services.

We will continue to use our Asian representatives and dominant market position to facilitate global trade.

Our strategy is to leverage our combination of traditional and electronic media, our content and supplier enablement capabilities, our Asian experience and representation, and our growing community of buyers and suppliers, to create new services.

We may pursue strategic acquisitions of complementary businesses, technologies or products that we believe will accelerate one or more of the elements of our strategy. We currently have no understandings, arrangements or agreements with respect to any potential acquisitions. We also intend to develop and utilize strategic partnerships to gain access to a larger number of potential users, cooperatively market products and services, cross-sell additional services and/or gain entry to new markets.

Operating expenses

Sales

The Company utilizes sales representatives in various territories to promote the Company's products and services. Under these arrangements, the sales representatives are entitled to commissions as well as marketing fees. Commissions expense is recorded when owed to the sales representative and is included in sales expenses.

The Company's sales representatives, which are mainly corporate entities, handle collections from clients on behalf of the Company. Included in receivables from sales representatives are amounts collected on behalf of the Company as well as cash advances made to the sales representatives. The Company nominated a director to the Board of Directors of eight of these sales representative companies to monitor the receivables collected from our clients by these related party sales representatives, and to monitor any changes to the authorized signatories of the depository bank accounts. The nominated directors are employees of the Company. The Company and the nominated directors do not have any interest in the share capital of the sales representatives companies.

 Sales costs consist of the commissions paid and incentives provided to our sales representatives and sales support costs. Sales costs declined from $34.4 million during the year ended December 31, 2000 to $32.0 million during the year ended December 31, 2001, a decline of 7% due mainly to lower sales commissions as a result of the decline in revenue.

Circulation

Circulation costs consist of the costs relating to our trade magazine publishing business, specifically printing, paper, bulk circulation, subscription promotions and customer services costs.

Circulation costs declined from $13.3 million during the year ended December 31, 2000 to $11.8 million during the year ended December 31, 2001, a decline of 11% due mainly to reductions in subscription promotions costs, printing costs, paper costs and magazine mailing costs.

General and Administrative

General and administrative costs consist mainly of corporate staff compensation, information and technology support services, content management services, marketing costs, office rental, depreciation, communication and travel costs. General and administrative costs declined from $36.2 million during the year ended December 31, 2000 to $33.7 million during the year ended December 31, 2001, a decline of 7% mainly due to reduction in content management services costs, marketing expenses, travel costs and fees paid for professional services.

Development Costs

Development costs consist mainly of payroll costs, and office rental and depreciation relating to the development of Global Sources Online, Private Buyer Catalogs and Private Supplier Catalogs. Development costs to fund the expansion of our online marketplace services increased from $6.7 million during the year ended December 31, 2000 to $8.4 million during the year ended December 31, 2001, an increase of 25%. This increase resulted from our continuing efforts to enhance our online marketplace services.

Non-Cash Compensation Expenses

The Company has issued share awards under a variety of equity compensation plans (ECP) to both employees and team members. The total non-cash compensation expense, resulting from the ECP plans recorded by the company during the year ended December 31, 2001, was $2.5 million.

Other non-cash expenses

Other non-cash expenses consist of amortization of intangibles, software development costs and, for the year ended December 31, 2000, include the listing expenses incurred in connection with our share exchange.

Other non-cash expenses during the year ended December 31, 2001 were $3.5 million consisting of $3.1 million amortization of software development cost and $0.4 million for amortization of intangibles compared to $2.4 million for the year ended December 31, 2000 consisting of $1.4 million for listing expenses, $0.6 million for amortization of software development costs and $0.4 million for amortization of intangibles.

Income from operations

Income from operations for online marketplace services grew to $12.3 million during the year ended December 31, 2001 from a loss of $23.3 million during the year ended December 31, 2000, an improvement of 153%. The improvement is mainly attributable to the reduction in non-cash compensation expenses, sales costs and general and administrative expenses compared to year 2000, off-set partially by an increase in online services development costs. The total income from operations during the year ended December 31, 2001 was $3.4 million compared to a loss of $55.6 million during the year ended December 31, 2000. The improvement was mainly due to reductions in non-cash compensation expenses, sales costs, circulation expenses and general and administrative expenses, off-set partially by reductions in total revenue, increases in online services development costs and amortization of software development cost.

Write-down of Investment

During the year ended December 31, 2000 we invested $11.0 million in equity instruments of two privately held unaffiliated electronic commerce companies and provided an unsecured cash advance of $2.0 million to one of these companies, with an option to convert this unsecured advance into equity shares. These two investments were accounted for under cost method since the ownership was less than 20% and we do not have the ability to exercise significant influence over the investees. We recorded these investments under long term investments in the consolidated balance sheets.

It is our policy to review regularly the carrying values of the non-quoted investments and to identify and provide for impairment when circumstances indicate impairment other than temporary decline in the carrying values of such assets.

During the fourth quarter of year 2000, based on the then available financial positions of the investee companies, we wrote down 100% of one of the investments that includes the loan. Subsequently, during the year ended December 31, 2001, this company went into liquidation. We estimated the value of the second investment at $1.2 million based on the financial position and the business model of the investee and we recorded an $8.8 million impairment loss.

During the year ended December 31, 2001, the above investee company raised additional capital, which was fully subscribed. Based on the new pricing per share for the new offering, we estimated the impairment loss to be at $1.1 million and wrote down the investment to $0.1 million in year ended December 31, 2001.

Income Taxes

The company and certain of its subsidiaries operate in the Cayman Islands and other jurisdictions where no taxes are imposed on certain categories of company revenues. Certain of the Company's subsidiaries operate in Hong Kong and Singapore and are subject to income taxes in their respective jurisdictions. Also, the Company is subject to withholding taxes for revenues earned in certain other countries.

We reported a tax provision of $1.1 million during the year ended December 31, 2001 compared to $1.3 million during the year ended December 31, 2000.

Net Income

Net income was $0.8 million during the year ended December 31, 2001, compared to a net loss of $68.2 million during the year ended December 31, 2000. The improvement was due mainly to reductions in non-cash compensation expenses, and write-downs of investments, sales costs, circulation expenses and general and administrative expenses, off-set partially by a reduction in revenue, an increase in online services development costs and amortization of software development costs.

Fiscal Year 2000 Compared to Fiscal Year 1999

Our online marketplace services revenue grew from $25.5 million in the year ended December 31, 1999 to $55.1 million in the year ended December 31, 2000, an increase of 116%. This increase was attributable to our increased sales efforts and the continuing acceptance by our clients of our online marketplace services as a way of conducting export trade. Our complementary media services revenue declined from $60.8 million in the year ended December 31, 1999 to $42.6 million in the year ended December 31, 2000, a decrease of 30%. This decrease was attributable to our ongoing emphasis on online marketplace services. Total revenue grew from $90.3 million in the year 1999 to $103.1 million in the year ended December 31, 2000, an increase of 14%.

Sales

Sales costs consists of the commissions paid and incentives provided to our independent sales representatives and sales support costs. Sales costs increased from $29.5 million in the year ended December 31, 1999 to $34.4 million in the year ended December 31, 2000, an increase of 17% arising mainly from the growth in revenue and sales support costs incurred for development of new markets.

Circulation

Circulation costs consist of the costs relating to our trade magazine publishing business, specifically printing, paper, bulk circulation, subscription promotions and customer services costs. Circulation costs increased from $13.1 million in the year 1999 to $13.3 million in the year ended December 31, 2000, an increase of 2%, due mainly to increases in printing charges and paper costs for increases in print runs.

General and Administrative

General and administrative costs consist mainly of corporate staff compensation, information and technology support services, content management services, marketing costs, office rental, depreciation, communication and travel costs. General and administrative costs increased from $32.1 million in the year ended December 31, 1999 to $36.2 million in the year ended December 31, 2000, an increase of 13%, due mainly to cash expenses incurred in connection with our recent share exchange, and increases in marketing expenses and fees paid for professional services.

Development Costs

Development costs consist mainly of payroll costs, office rental and depreciation relating to the development of Global Sources Online, Private Buyer Catalogs, Private Supplier Catalogs and online Transaction Services. Development costs to fund the expansion of our online marketplace services and transaction services increased from $3.5 million in the year ended December 31, 1999 to $6.7 million in the year ended December 31, 2000, an increase of 91%. This increase resulted from our efforts to continue to enhance our online marketplace services and transaction services.

Non-cash Compensation Expense

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

Other non-cash expenses

Other non-cash expenses consist of listing expenses in connection with our recent share exchange and amortization of intangibles and software development costs.

Other non-cash expenses for the year ended December 31, 2000 was $2.4 million, consisting mainly of $1.4 million incurred in connection with our recent share exchange and $0.6 million amortization of software development cost, compared to $0.4 million for the year ended December 31, 1999 for amortization of intangibles.

Income/Loss from operations

Loss from operations for online marketplace services for the year 2000 was $23.3 million as compared to the income from operations of $3.6 million in 1999. Total loss from operations during year ended December 31, 2000 was $55.6 million as compared to an income from operations of $11.8 million during 1999. The loss during year ended December 31, 2000 was mainly due to the non-cash compensation expense of $65.7 million, non-cash listing expenses of $1.4 million and the increase in online services development costs.

Write-down of investments

During the fourth quarter of year ended December 31, 2000, we wrote down $11.8 million on investments in and cash advances to unaffiliated electronic commerce companies, based on the current financial position of the investee companies and other information, which became available in quarter four and developments in the technology and internet sectors in quarter four.

Income Taxes

The company and certain of its subsidiaries operate in the Cayman Islands and other jurisdictions where there are no taxes imposed on companies. Certain of the Company's subsidiaries operate in Hong Kong and Singapore and are subject to income taxes in their respective jurisdictions. Also, the Company is subject to withholding taxes for revenues earned in certain other countries. We reported a tax provision of $1.3 million in the year ended December 31, 2000 and $1.4 million in the year ended December 31, 1999.

Net Income/Loss

Net loss was $68.2 million for the year ended December 31, 2000, as compared to net income of $11.0 million for last year. This net loss was due mainly to the non-cash compensation expense of $65.7 million, non-cash listing expenses of $1.4 million and the write-down on investments in unaffiliated electronic commerce companies of $11.8 million and an increase in online services development costs.

Liquidity and Capital Resources

We financed our year ended December 31, 2001 activities using cash generated from our operations.

Net cash generated from operating activities was $15.5 million during the year ended December 31, 2001 and $16.9 million during the year ended December 31, 2000. The primary source of cash from operating activities was net income/(loss) as adjusted by non-cash expenses and changes in working capital.

Net cash used for investing activities was $4.1 million during the year ended December 31, 2001 which was used principally for capital expenditures for computers, software and furniture and fixtures. Net cash used for investing activities in year ended December 31, 2000 was $23.6 million, consisting of $17.1 million capital expenditures on computers and software and $13.0 million in investments in unaffiliated electronic commerce companies, off-set partially by a $6.0 million capital introduced by a minority shareholder in the corporation set-up pursuant to an agreement entered into with CMP Media Inc., through United Business Media B.V.

Net cash used for financing activities was $3.8 million during the year ended December 31, 2001, which resulted from $4.0 million repayment of short-term loan, off-set partially by share application money received from a director. Net cash generated from financing activities was $4.0 million in the year ended December 31, 2000, resulting from the short term borrowings net of repayments.

On March 13, 2001, we renewed the credit facility with Bank of Bermuda (Isle of Man) Limited for a further twelve month period under the same terms and conditions. The credit facility has a term of one year and provides a borrowing facility of up to $25.0 million, which may be drawn in tranches of a minimum of US$1.0 million. The lender may request that we secure our borrowings under the credit facility. The credit facility bears interest, payable quarterly in arrears, at the London Inter-Bank Market Rate plus 0.5%. The credit facility can be used for investments, working capital and general corporate purposes. Our principal shareholder, Hung Lay Si Co. Ltd., has guaranteed all of the obligations under the credit facility. As of December 31, 2001, we had fully repaid the borrowings as compared to $4.0 million drawn as of December 31, 2000. On March 20, 2002, the credit facility was renewed for $10.0 million for one year subject to the same terms and conditions as applicable to the original facility.

Advance payments received from customers were $17.1 million as of December 31, 2001 and $15.9 million as of December 31, 2000, improving our liquidity. We anticipate that cash on hand, and cash generated from operations will be adequate to satisfy our working capital, capital expenditure requirements and cash commitments based on our current levels of operation. We can also draw from the credit facility mentioned above as and when required.

The Company's material commitments for capital expenditures included commitments as of December 31, 2001 for the renovation work to be carried out on the leasehold office facilities amounting to $0.09 million. The material commitments as of March 31, 2002 included $0.2 million for the software development and $0.06 million for renovation work to be carried out on the leasehold office facilities.

The estimated future minimum lease payments for office facilities under non-cancelable operating leases as of December 31, 2001 were as follows:

      Year Ending December 31,                          Operating Leases

               2002                                           $    471
               2003                                                471
               2004                                                414
                                                     ------------------------
                                                             $   1,356
                                                     ========================

We adopted Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use". Costs incurred in the preliminary project stage with respect to the development of software for internal use are expensed as incurred; costs incurred during the application development stage are capitalized and are amortized over the estimated useful life of three years upon the commissioning of service of the software. Training and maintenance costs will be expensed as incurred. During the last three financial years we did not expense material amounts of research & development costs.

Recent Accounting Pronouncements

As of December 31, 2001, the Company adopted the Emerging Issues Task Force Issue No. 00-14, "Accounting for Certain Sales Incentives" (EITF 00-14). EITF 00-14 stipulates that the reduction in the selling price of the product or service resulting from any cash sales incentive should be classified as a reduction of revenue. The adoption of this EITF resulted in the Company reclassifying certain sales incentives from a sales expense to a reduction of revenue for all periods presented. This reclassification represented less than 3% of revenues for each period presented and did not impact net income.

In June 1998, the Financial Accounting Standards Board (FASB) issued Statements of Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities" as amended by SFAS No. 137 and SFAS No. 138. This statement, as amended, was effective January 1, 2001, and established accounting and reporting standards for derivative instruments, including certain derivative instruments imbedded in other contracts, and for hedging activities. The adoption of SFAS No. 133, as amended, did not impact the Company's financial position or results of operations.

In June, 2001, FASB issued SFAS No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 requires all business combinations initiated after June 30, 2001 to be accounted for using the purchase method. Under SFAS No. 142, goodwill and intangible assets with indefinite lives are no longer amortized but are reviewed annually (or more frequently if impairment indicators arise) for impairment. Separable intangible assets that are not deemed to have indefinite lives will continue to be amortized over their useful lives (but with no maximum life). The amortization provisions of SFAS No. 142 apply immediately to goodwill and intangible assets acquired after June 30, 2001. With respect to goodwill and intangible assets acquired prior to July 1, 2001, we are required to adopt SFAS No. 142 effective January 1, 2002. As goodwill was fully amortized and no acquisitions occurred during 2001, management believes that the adoption of these standards will not have a material impact on the Company's financial statement of position, results of operations, or cash flows.

In June 2001, FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." This statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The purpose of this statement is to develop consistent accounting for asset retirement obligations and related costs in the financial statements and provide more information about future cash outflows, leverage and liquidity regarding retirement obligations and the gross investment in long-lived assets. We will be required to implement SFAS No. 143 on January 1, 2003 and believe that the adoption of this standard will not have a material impact on the Company's financial statement of position, results of operations, or cash flows.

In August 2001, FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." This statement addresses financial accounting and reporting for the impairment or disposal of long-lived assets, superseding SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." The statement also supersedes the accounting and reporting provisions of APB Opinion No. 30, Reporting the Results of Operations -- Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions, for segments of a business to be disposed. The Company is required to adopt this statement on January 1, 2002 and believes that the adoption of this standard will not have a material impact on the Company's financial statement of position, results of operations, or cash flows.

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

This decline in revenues occurred due to contracts being denominated and priced in foreign currencies prior to devaluations in Asian currencies. The conversion of these contract proceeds to U.S. dollars resulted in losses and reflects the foreign exchange risk assumed by us between contract signing and the conversion of cash into U.S. dollars. We believe this risk is mitigated because historically a majority (ranging between 55% to 65%) of our revenues are denominated in U.S. dollars or are received in the Hong Kong currency which is currently pegged to the U.S. dollar. To the extent significant currency fluctuations occur in the New Taiwan dollar or other Asian currencies, or if the Hong Kong dollar is no longer pegged to the U.S. dollar, our profits would be affected.

As of December 31, 2001, we have not engaged in foreign currency hedging activities.

In 2001, the Company derived more than 90% of our revenue from customers in the Asia-Pacific region. The Company expects that a majority of our future revenue will continue to be generated from customers in this region. Future political or economic instability in the Asia-Pacific region could negatively impact the business.


ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

The following table sets forth information regarding the persons who are our executive officers and directors.


Name                                         Age      Position
----                                         ---      --------

Merle A. Hinrichs.....................       60       Director, Chairman and Chief Executive Officer
Eddie Heng Teng Hua...................       51       Director and Chief Financial Officer
J. Craig Pepples......................       41       Chief Operating Officer
Bill Georgiou.........................       57       Chief Information Officer
Sarah Benecke.........................       45       Director
David F. Jones........................       37       Director
Jeffrey J. Steiner....................       65       Director
Roderick Chalmers.....................       54       Director
Dr. H. Lynn Hazlett...................       65       Director

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

Eddie Heng has been our chief financial officer (previously entitled vice president of finance) since April 1994. He joined us in August 1993 as deputy to the vice president of finance. He is a member of The Institute of Certified Public Accountants, Singapore and a Fellow Member of The Association of Chartered Certified Accountants in the United Kingdom. Prior to joining us, he was the regional financial controller of Hitachi Data Systems, a joint venture between Hitachi and General Motors. His term as director expires in 2004.

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

Sarah Benecke has been one of our directors since July 1993. She was our principal executive officer from January 1994 through August 1999. She joined us in May of 1980 and served in numerous positions, including publisher from 1988 to December 1992 and chief operating officer in 1993. Her term as director expires in 2004.

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

Compensation

For the year ended December 31, 2001, we and our subsidiaries provided our nine directors and executive officers as a group aggregate remuneration, pension contributions, allowances and other benefits of approximately $2,541,592 including the non-cash compensation of $522,981 associated with the share award and ECP plans. Of that amount, $195,000 was paid under a performance based, long-term discretionary bonus plan which we implemented in 1989 for members of our senior management. Under the plan, members of senior management may, at our discretion, receive a long-term discretionary bonus payment. The awards, which are payable in either five or ten years time, are paid to a member of senior management if his or her performance is satisfactory to us. There are seven current members of senior management and three former members of senior management who may receive payments on maturity.

In 2001, we and our subsidiaries incurred $29,677 in costs to provide pension, retirement or similar benefits to our respective officers and directors pursuant to our retirement plan and pension plan.

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

Board Practices

Our board of directors consists of seven members divided into three classes, the terms of which expire at the general meeting of shareholders to be held in each year indicated above. Each director will hold office until his or her term expires and his or her successor has been elected and qualified. Beginning in 2000, at each general meeting of shareholders, directors nominated to a class with a term that expires in that year will be elected for a three-year term. Executive officers serve at the discretion of the board of directors. Officers are elected at the annual meeting of the directors held immediately after the annual general meeting of shareholders. Our executive officers have, on average, 14 years of service with us.

Committees of the board of directors

We have established an audit committee and an executive committee. The audit committee recommends the appointment of auditors, oversees accounting and audit functions and other key financial matters of our company. David Jones, Roderick Chalmers and Lynn Hazlett are the members of the audit committee. The executive committee acts for the entire board of directors between board meetings. Merle Hinrichs and Eddie Heng are the members of the executive committee.



Employees

As of December 31, 2001, we had 526 employees worldwide, the majority of whom work in management, technical or administrative positions. We consider our employee relationships to be satisfactory. Our employees are not represented by labor unions and we are not aware of any attempts to organize our employees.

The following summarizes the approximate number of employees and independent contractors by function:

                                                                                     Independent
Function                                                           Employees         Contractors         Total
--------                                                           ---------         -----------         -----
Content Development.............................................          59               166            225
Corporate Human Resources & Administration......................          42                27             69
Corporate Marketing.............................................           9                29             38
Community Development...........................................          81                30            111
Sales...........................................................          74               813            887
Publishing......................................................          63                47            110
Electronic Commerce Services....................................          21                 4             25
Information System Department...................................          92                91            183
Corporate Accounts..............................................          70                49            119
New Markets.....................................................           2                 7              9
Office of the CEO, COO, CTO.....................................           8                 3             11
Legal and Group Secretarial.....................................           4                 9             13
Conference & Exhibition Services.................................          1                 7              8
                                                                   -------------------------------------------------
        Total Staff.............................................         526              1282           1808
                                                                   -------------------------------------------------

Share Ownership

Equity compensation plans

We established The Global Sources Employee Equity Compensation Trust on December 30, 1999. The Trust is administered by Harrington Trust Limited, as trustee. The purpose of the Trust is to administer monies and other assets contributed to the trustee for the establishment of equity compensation and other benefit plans, including the equity compensation plans described below. The number of shares that may be sold pursuant to these plans is limited to the number of our shares held by the Trust. On February 4, 2000 Hung Lay Si Co. Ltd. made a capital contribution to us of 1,000 Class A Ordinary Shares of Trade Media, representing a 10% equity interest, and subsequently contributed these shares to the Trust. These Trade Media shares currently represent our common shares. As of March 25, 2002, the Trust holds 2,492,224 of our common shares. The Trust does not intend to acquire any additional shares. In exercising its powers, including the voting of securities held in the Trust, the trustee may be directed by a plan committee, selected by the board of directors of one of our wholly owned subsidiaries.

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

ECPs I, II and III are administered by the trustee subject to the directions of the plan committee of one of our wholly-owned subsidiaries. The plan committee determines who will receive, and the terms of, the options under ECP I and II. The exercise price of these options may be below the fair market value of our shares. Under ECP I, payment for shares being purchased upon exercise of an option may be made in the manner determined by us at the time of grant. Under ECP II optionees may pay for common shares purchased upon exercise of options by check to the trust. Under ECP II, the number of common shares that optionees may purchase is based on the number of years they have been employed by, or have been working with us, our subsidiaries or affiliates.

Under ECP III, outstanding coupons are redeemable for a defined amount of compensation payable in our common shares, which will be transferred from the trust to the coupon holders. The number of shares will be determined by dividing the amount of compensation awarded by an amount determined by the plan committee. Under each of ECPs I and III, the maximum number of shares that may be issued to any individual in any calendar year may not exceed 25% of the total shares available under such plan.

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

Global Sources Equity Compensation Plans Numbers IV and V

Eligible employees, directors and consultants under ECP IV are awarded a defined amount of compensation payable in Global Sources Ltd. common shares, the number of which are determined by the plan committee periodically.

Entitlement of the employees, directors and consultants to these common shares is subject to employment and vesting terms.

Eligible employees, directors and consultants under ECP V were awarded a one-time grant of shares, the number of which was determined by the plan committee.

Entitlement of the employees to these common shares is subject to employment and vesting terms.

The Equity Compensation Plan committee approved the awards under ECP IV and ECP V on January 23, 2001 and approved additional awards under ECP IV on April 1, 2001 and July 1, 2002.

The non-cash compensation expenses associated with the above awards under ECP IV and ECP V of approximately $3,337,095 and $1,983,118 respectively, are recognized over the five year vesting term from the respective award date.

The Equity Compensation Plan committee approved further awards under ECP IV and ECP V in January 2002. The non-cash compensation expenses associated with the above awards under ECP IV and ECP V of approximately $537,000 and $120,000 will be recognized over the five year vesting term.

Global Sources Equity Compensation Plan VI

Eligible employees, directors and consultants under ECP VI are awarded a one time grant of Global Sources Ltd. common shares, the number of which is determined by the plan committee.

Entitlement of the employees, directors and consultants to these common shares is subject to non-compete and vesting terms.

The plan committee approved the ECP VI on March 13, 2001 and made awards under the plan on various dates during the year 2001.

The non-cash compensation expenses associated with the awards under ECP VI totaling to approximately $313,200 are recognized over the five year vesting term from the respective award date.

Directors Stock Option Plan

A Non-executive Director Option Plan was approved on October 26, 2000 by the shareholders of the Company. Each eligible director on the date of the first board meeting of each calendar year, commencing in 2001, receives the grant of an option to purchase 20,000 common shares on that date. The options granted are subject to such terms and conditions as determined by the board of directors at the time of the grant.

The option price per share, payable before the end of each February, is fifteen percent less than the average closing price of the shares for the last five trading days of the previous calendar year. The non-executive directors may decline all or part of the award, which is non-transferable.

The board granted the first awards under the above plan in 2001. The award vests over four years with one quarter of the shares vesting each year. Full payment must be made when exercising the option. Upon resignation of an eligible director, all unvested shares are forfeited and the option price received for the forfeited unvested shares is refunded.

Only one director accepted the offer for the 20,000 shares granted under the option on February 10, 2001. The $164,400 received as proceeds of this plan was included as additional paid-in capital as at December 31, 2001.

As per the terms of the plan, the board granted options to all eligible directors again in February 2002. These awards will vest after four years. Optionees must pay 15% of the option price, which is the average closing price of the shares for the last five trading days of year 2001, at the time of exercising the option. The remaining 85% must be paid on or before the vesting date. The resignation of a director following his or her exercise of the grant of options and payment of the option price shall not cause a forfeiture of the unvested shares. All the eligible non-executive directors accepted the offer before February 28, 2002.


ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

The following table sets forth information about those persons who hold more than 5% of our common shares and the share ownership of our directors and officers as a group. The information is based upon our knowledge of the share ownership of such persons on February 28, 2002.

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

                                                                   Common Shares Beneficially Owned
 Name of Beneficial Owner                                            Shares               Percentage
                                                                     ------               ----------
Hung Lay Si Co. Ltd.......................................         16,035,388             61.0%
Merle A. Hinrichs.........................................          4,008,221             15.2
Jeffrey J. Steiner(1).....................................            313,131              1.2
Eddie Heng Teng Hua.......................................             *                    *



J. Craig Pepples..........................................             *                    *
Bill Georgiou.............................................             *                    *
Sarah Benecke.............................................             *                    *
David F. Jones............................................             *                    *
Roderick Chalmers.........................................             *                    *
Dr. Lynn Hazlett..........................................             *                    *
All officers and directors as a group (9 persons).........          4,368,516(1)          16.6%


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

At March 29, 2002, 828,153 of our shares, or 3.1%, were beneficially owned by U.S. holders and there were 2,591 shareholders of record in the U.S.

The Quan Gung 1986 Trust, through Hung Lay Si Co. Ltd., its wholly owned subsidiary, beneficially owns approximately 61% of our common shares and is deemed our controlling shareholder.

Our major shareholders do not have different voting rights. We do not know of any arrangement which may at a subsequent date result in a change in control of our company.

Related Party Transactions

On December 31, 2001, we had $11,404,000 in net intercompany obligations due to our controlling shareholder.

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

We have extended loans to certain members of our senior management who are living abroad, for the sole purpose of financing the purchase or lease of a residence. The loans for the purchase of a residence are secured by that residence, bear interest at a rate of LIBOR plus 2 to 3%, generally have a term of ten years and become due and payable immediately upon the termination of the employee's employment. The loans for the lease of a residence are unsecured, interest free and are repayable in equal monthly installments over the period of the lease, which is typically less than or equal to 12 months. The maximum loan amounts are limited to the lower of the aggregate of two years' gross compensation of the borrower or $500,000. The loans were made upon terms and subject to conditions that are more favorable to the borrowers than those that would customarily be applied by commercial lending institutions in the borrower's country of employment. Since the beginning of 1998, the largest aggregate amount of indebtedness of Mr. Pepples and Ms. Benecke to us, outstanding at any time during such period, was approximately $40,733 and $350,011, respectively. As of December 31, 2001, the indebtedness of Mr. Pepples to us was approximately $14,486. Ms. Benecke has repaid her loan in full in July 1999. Ms. Benecke's loan was secured and bore interest at a rate of LIBOR plus 2%. Mr. Pepples' loan was interest free and unsecured.

We lease approximately 97,940 square feet of our office facilities from affiliated companies under cancelable and non-cancelable operating leases and incur building maintenance services fees to those affiliated companies. We incurred rental and building services expenses of $1,044,284 during the year ended December 31, 2001. We also receive legal and secretarial services from our affiliate companies. The expenses incurred for these services during the year ended December 31, 2001 was $464,182.

On March 17, 2000 we entered into a revolving credit facility with Bank of Bermuda (Isle of Man) Limited. The credit facility has a term of one year and provides for borrowings of up to $25.0 million, with minimum borrowings of $1.0 million. The lender may request security from time to time to secure borrowings under the credit facility. The credit facility bears interest, payable quarterly in arrears, at the London Inter-Bank Market Rate plus 0.5%. The credit facility may be used for investments, working capital and general corporate purposes. If any payment is not made when due, the interest rate will increase by 2% on the aggregate amount outstanding and will be payable in arrears and, if not paid when due, will be compounded. The loan may not be prepaid prior to the end of any quarter, but if the bank notifies us of its intention to charge a maintenance fee to cover its costs for the facility, we may prepay without penalty the amount outstanding within seven days of the bank's notice. When we entered into the credit facility, we paid the bank an arrangement fee of approximately $16,000. Hung Lay Si Co. Ltd. has guaranteed all of our obligations under the credit facility. We repaid the loan by December 31, 2001.

On March 20, 2002, the credit facility was renewed for $10.0 million for one year subject to the same terms and conditions as applicable to the original facility.

We utilize sales representatives in various territories to promote our products and services. Under these arrangements, the sales representatives are entitled to commissions and marketing fees. The sales representatives, which are mainly corporate entities, handle collections from clients on our behalf. We nominated a director to the board of directors of eight of these sales representative companies. The nominated directors are our employees. We and the nominated directors do not have any interest in these eight related party sales representative companies. We incurred approximately $20,171,614 of commissions and marketing fees expenses associated with these related party sales representative companies during the year ended December 31, 2001.

We also provided technical services to these related party sales representatives and to a subsidiary of our parent company, for a fee. During the year ended December 31, 2001, we received such services fee of $258,784.

For further information on these transactions, see notes to our audited consolidated financial statements included elsewhere in this document.

Our management believes these transactions are commercially reasonable in the jurisdictions where we operate and for our employees where they reside or work.




ITEM 8.  FINANCIAL INFORMATION

Consolidated statements and other financial information


                      GLOBAL SOURCES LTD. AND SUBSIDIARIES

                   Index to Consolidated Financial Statements
                                December 31, 2001



                                                                     Page



Reports of Independent Public Accountants ........................     44



Consolidated Balance Sheets.......................................     45



Consolidated Statements of Income.................................     46



Consolidated Statements of Cash Flows.............................     47



Consolidated Statement of Shareholders' Equity....................     48



Notes to Consolidated Financial Statements........................   49 - 68

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Board of Directors and Shareholders of Global Sources Ltd.

We have audited the accompanying consolidated balance sheets of Global Sources Ltd. (a company incorporated under the laws of Bermuda) and its subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Global Sources Ltd. and its subsidiaries as of December 31, 2001 and 2000, and the results of their operations and cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.


/s/ ARTHUR ANDERSEN


Singapore
February 28, 2002

                      GLOBAL SOURCES LTD. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS

     (In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)


                                                                                             At                   At
                                                                                        December 31           December 31
                                                                                      -----------------    ------------------
                                                                                            2000                 2001
                                                                                      -----------------    ------------------

                                     ASSETS
Current Assets:
   Cash and cash equivalents .............................................                $   12,727           $    20,236
   Accounts receivable, net ..............................................                     7,803                 5,710
   Receivables from sales representatives ................................                       556                   709
   Receivables from related party sales representatives ..................                     3,438                 2,900
   Inventory of paper ....................................................                     1,213                   856
   Prepaid expenses and other current assets .............................                     1,768                 1,122
                                                                                      -----------------    ------------------
         Total Current Assets ............................................                    27,505                31,533
                                                                                      -----------------    ------------------

   Property and equipment, net ..............................................                 23,205                19,058
   Intangible assets, net ...................................................                    373                     3
   Long term investments ....................................................                  1,250                   100
   Bonds held to maturity, at amortized cost ................................                  2,027                 1,709
   Other assets .............................................................                  1,346                 1,199
                                                                                      -----------------    ------------------
         Total Assets ....................................................                $   55,706           $    53,602
                                                                                      =================    ==================
                      LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
   Accounts payable ......................................................                $    5,536              $  3,625
   Deferred income and customer prepayments ..............................                    15,888                17,122
   Accrued liabilities ...................................................                     5,879                 5,127
   Short-term loan .......................................................                     4,000                     -
   Income taxes payable ..................................................                       158                   164
                                                                                      -----------------    ------------------
         Total Current Liabilities .......................................                    31,461                26,038
                                                                                      -----------------    ------------------
   Liabilities for incentive and bonus plans .............................                     1,794                 1,434
   Amount due to parent company ..........................................                    11,404                11,404
   Minority interest .....................................................                     2,432                 2,515
   Deferred tax liability ................................................                       454                   610
                                                                                      -----------------    ------------------
         Total Liabilities ...............................................                    47,545                42,001
                                                                                      -----------------    ------------------




Shareholders' equity:
    Ordinary shares, US$0.01 par value; 50,000,000 shares authorized;
         26,303,949 (2000: 26,303,949) shares issued and outstanding                             263                   263
   Additional paid in capital                                                                 75,726                80,196
   Retained earnings/(deficit)                                                               (62,762)              (61,987)
   Less : Unearned compensation                                                               (5,066)               (6,871)
                                                                                      -----------------    ------------------
         Total shareholders' equity                                                            8,161                11,601
                                                                                      -----------------    ------------------
         Total liabilities and shareholders' equity                                       $   55,706            $   53,602
                                                                                      =================    ==================


   The accompanying notes are an integral part of these financial statements.



                      GLOBAL SOURCES LTD. AND SUBSIDIARIES
                        CONSOLIDATED STATEMENTS OF INCOME

     (In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)


                                                                                       Year Ended December 31,
                                                                     ------------------------------------------------------------
                                                                           1999                  2000                 2001
                                                                     ------------------    -----------------    -----------------

Revenues:
  Online marketplace services ...................................           $  25,463           $   55,121           $   55,468
  Transaction software and services .............................                 584                  733                  305
  Complementary media services ..................................              60,846               42,602               34,964
  Other .........................................................               3,379                4,597                4,548
                                                                     ------------------    -----------------     ----------------
                                                                               90,272              103,053               95,285
Operating Expenses:
  Sales .........................................................              29,481               34,436               32,047
  Circulation ...................................................              13,069               13,337               11,757
  General and administrative ....................................              32,134               36,197               33,726
  Online services development ...................................               3,461                6,665                8,393
  Non-cash compensation expense (Note a) ........................                   -               65,689                2,501
  Non-cash listing expenses .....................................                   -                1,353                    -
  Amortization of intangibles/Software development cost .........                 371                1,018                3,476
                                                                     ------------------    -----------------    -----------------
Total Operating Expenses ........................................              78,516              158,695               91,900
                                                                     ------------------    -----------------    -----------------
Income/(Loss) from Operations ...................................              11,756              (55,642)               3,385
                                                                     ------------------    -----------------    -----------------
  Interest expense ..............................................                (337)                (649)                (172)
  Interest income ...............................................                 558                1,135                  357
  Foreign exchange gains (losses), net ..........................                 427                   50                  (470)
  Write-down of investments .....................................                   -              (11,750)               (1,150)
                                                                     ------------------    -----------------    -----------------
Income/(Loss) before Income Taxes ...............................              12,404              (66,856)               1,950
Income Tax Provision ............................................              (1,435)              (1,277)               (1,143)
                                                                     ------------------    -----------------    -----------------
Income/(Loss) before minority interest ..........................         $    10,969          $   (68,133)           $     807
                                                                     ------------------    -----------------    -----------------
Equity in (loss)/income of affiliate ............................                   -                  (51)                  51
Minority interest ...............................................                   -                  (37)                 (83)
                                                                     ------------------    -----------------    -----------------
Net Income/(Loss) ...............................................         $    10,969          $   (68,221)           $     775
                                                                     ==================    =================    =================

Basic and diluted net income/(loss) per share ...................          $     0.44           $    (2.63)           $    0.03
                                                                     ==================    =================    =================
Shares used in basic and diluted net income /(loss) per share
  calculations (Note 14) ........................................          25,051,380           25,948,028           26,303,949
                                                                     ==================    =================    =================


Note : a. Reflects the non-cash compensation expenses associated with the transfer of shares from the parent company to the chairman and chief executive officer of the Company and the employee equity compensation plans. Approximately $381 (2000: $291) represents sales expenses, $87 (2000: $168) represents circulation, $1,546 (2000: $65,044)
     represents general and administrative and $487 (2000: $186) represents online services development expenses.

   The accompanying notes are an integral part of these financial statements.





                      GLOBAL SOURCES LTD. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                           (In U.S. Dollars Thousands)

                                                                                         Year Ended December 31,
                                                                            -----------------------------------------------------
                                                                                  1999                2000              2001
                                                                            -----------------    ---------------     ------------
Cash flows from operating activities:
    Net income/(Loss) ..................................................         $   10,969        $   (68,221)         $   775
Adjustments to reconcile net income to net cash provided by
 (used for) operating activities:
    Depreciation and amortization ......................................              2,441              4,069            8,934
    Loss/(Profit) on sale of property and equipment ....................                 19                (23)              34
    Accretion of U.S. Treasury strips zero % coupons ...................               (170)              (139)            (122)
    Bad debt expense ...................................................              1,123              1,188              765
    Expenses allocated by Parent Company ...............................                640                  -                -
    Non-cash compensation expense ......................................                  -             65,689            2,501
    Non-cash listing expenses ..........................................                  -              1,353                -
    Income attributable to minority shareholder ........................                  -                 37               83
    Write-down of investments ..........................................                  -             11,750            1,150
    Equity in loss/(income) of affiliate ...............................                  -                 51              (51)
    Property and equipment written off .................................                  -                 12              108
                                                                            -----------------    ---------------     ------------
                                                                                     15,022             15,766           14,177
    Changes in assets and liabilities:
    Accounts receivables ...............................................               (407)            (1,865)           1,328
    Receivables from sales representatives .............................                (11)             1,527             (153)
    Receivables from related party sales representatives ...............              2,090                651              538
    Inventory of paper .................................................                200               (630)             357
    Prepaid expenses and other current assets ..........................              1,611              1,459              646
    Loan to chief executive officer ....................................                  -              (5,350)              -
    Repayment of loan from chief executive officer .....................                  -              5,350                -
    Long term assets ...................................................                308               (123)             147
    Accounts payable ...................................................             (1,157)             2,067           (1,911)
    Accrued liabilities and liabilities for incentive and bonus plans ..                 77             (2,987)          (1,061)
    Deferred income and customer prepayments ...........................              3,447                750            1,234
    Amount due to Parent Company .......................................             (6,268)                 -                -
    Tax liability ......................................................                227                298              162
                                                                            -----------------    ---------------     ------------
         Net cash provided by operating activities .....................             15,139             16,913           15,464
                                                                            -----------------    ---------------     ------------

Cash flows from investing activities:
    Purchase of bonds ..................................................                (93)                 -                -
    Purchase of long term investments ..................................                  -            (13,000)               -
    Purchase of property and equipment .................................             (8,318)           (17,128)          (4,874)
    Proceeds from sales of property and equipment ......................                 39                 25              315
    Proceeds from matured bonds ........................................                460                460              440
    Capital contributed by minority shareholder in a joint venture .....                  -              6,000                -
                                                                            -----------------    ---------------     ------------
         Net cash used for investing activities ........................             (7,912)           (23,643)          (4,119)
                                                                            -----------------    ---------------     ------------

Cash flows from financing activities:
    Short-term borrowings ..............................................                  -             13,260                -
    Repayment of short-term borrowings .................................                  -             (9,260)          (4,000)



    Dividends paid .....................................................            (14,945)                 -                -
    Advances from shareholders .........................................              7,438                  -                -
    Amount received towards directors stock option plan ................                  -                  -              164
    Additional capital contributed                                                        -                 24                -
                                                                            -----------------    ---------------     ------------
         Net cash (used for) generated from financing activities .......             (7,507)             4,024           (3,836)
                                                                            -----------------    ---------------     ------------
Net (decrease)/increase in cash and cash equivalents ...................               (280)            (2,706)           7,509
Cash and cash equivalents, beginning of the year .......................             15,713             15,433           12,727
                                                                            -----------------    ---------------     ------------
Cash and cash equivalents, end of the year .............................         $   15,433         $   12,727         $ 20,236
                                                                            =================    ===============     ============

Supplemental cash flow disclosures:
    Income tax paid ....................................................         $    1,208          $     979          $   981
    Interest paid ......................................................                337                639              172
                                                                            =================    ===============     ============


   The accompanying notes are an integral part of these financial statements.

                      GLOBAL SOURCES LTD. AND SUBSIDIARIES
                 CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

              (In U.S. Dollars Thousands, Except Number of Shares)


                                                     Ordinary Shares
                                          -------------------------------------

                                                                           Additional                                 Total
                                           Number of                        paid in     Retained      Unearned     Shareholders'
                                           Shares              Amounts      Capital     Earnings    Compensation     Equity
                                          --------------------------------------------------------------------------------------
Balance at December 31, 1998 ...........      25,051,380   $      251               -   $    9,435             -   $     9,686
Net income .............................               -            -               -       10,969             -   $    10,969
Dividends ..............................               -            -               -      (14,945)            -   $   (14,945)
                                          ---------------- ---------------  ------------------------ ------------- -------------

Balance at December 31, 1999............      25,051,380   $      251               -   $     5,459             -  $     5,710
Net income .............................               -            -               -       (68,221)            -      (68,221)
Issuance of shares upon share exchange .       1,252,569   $       12       $      12             -             -  $        24
Non-cash compensation expenses .........               -            -          70,755             -             -  $    70,755
Unearned compensation ..................               -            -               -             -        (5,066) $    (5,066)
Non-cash listing expenses ..............               -            -           1,353             -             -  $     1,353
Interest in Joint Venture ..............               -            -       $   3,606             -             -  $     3,606
                                          ---------------- -------------  ------------- -------------- ----------- -------------

Balance at December 31, 2000............      26,303,949   $      263       $  75,726    $  (62,762)    $  (5,066) $     8,161
Net income .............................               -            -               -           775             -  $       775
Non-cash compensation expenses .........               -            -           4,306             -             -  $     4,306
Unearned compensation ..................               -            -               -             -        (1,805) $    (1,805)
Amount received towards directors
  stock-option plan ....................               -            -             164             -            -   $      164
                                          ---------------- -------------  ------------- ------------- ------------ -------------
Balance at December 31, 2001 ...........   $  26,303,949   $      263       $  80,196   $   (61,987)    $  (6,871) $    11,601
                                          ================ =============  ============= ============= ============ =============


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

     The Company's principal business is to provide services that allow global buyers to identify suppliers and products, and enable suppliers to market their products to a large number of buyers. The Company's primary online service is creating and hosting Marketing Websites that present suppliers' product and company information in a consistent, easily searchable manner on Global Sources Online. The Company also offers electronic cataloguing services for buyers and suppliers. Private Buyer Catalogs enable buyers to maintain customized information on suppliers. Private Supplier Catalogs are password-protected online environments where suppliers can develop and maintain their own product and company data. Complementing these services are various trade magazines and CD-ROMs. The Company's businesses are conducted primarily through Trade Media Ltd., its wholly owned subsidiary, which was incorporated in October 1984 under the laws of the Cayman Islands. Through certain other wholly owned subsidiaries, the Company also organizes conferences and exhibitions on technology related issues and licenses Asian Sources / Global Sources Online and catalog services.


2.   Summary of Significant Accounting Policies

(a)  Basis of Consolidation and Presentation

     (i) The accompanying consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America and comprise the accounts of the Company, its majority owned subsidiaries and those owned through nominee shareholders. All significant intercompany transactions and balances have been eliminated on consolidation.

     (ii) The results of subsidiaries acquired or disposed of during the year are included in the consolidated statement of income from the effective dates of acquisition or up to the effective dates of disposal.

     (iii)The functional currency of the Company and certain subsidiaries is the United States dollar. The functional currencies of other subsidiaries are their respective local currencies. United States dollars are used as the reporting currency as the Company's operations are global.

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

     (ii) Depreciation on property and equipment is calculated to amortize their cost on a straight line basis over their estimated useful lives as follows:

                  Fixtures, fittings and office equipment .............5 years
                  Leasehold improvements ..............................5 years
                  Motor vehicles    ...................................5 years
                  Computer equipment and software .....................3 years

     (iii) Effective January 1, 1999, the Company adopted Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use". Costs incurred in the preliminary project stage with respect to the development of software for internal use are expensed as incurred; costs incurred during the application development stage are capitalized and are amortized over the estimated useful life of three years upon the commissioning of service of the software. Training and maintenance costs will be expensed as incurred.

(f)  Intangible Assets

     Copyrights are carried at cost less accumulated amortization. Copyrights are amortized on a straight line basis over a period of ten years.

     Goodwill, which represents the excess of the cost of purchased businesses over the fair value of their net assets at dates of acquisition, is amortized on a straight line basis over twenty years.

(g)  Investments

     Long term investments for business and strategic purposes in privately-held companies where such investments are less than 20% of the equity capital of the investees, with no significant influence over the investees, are stated at cost.

     Long term investments in companies where such investments are in the range of 20% to 50% of the equity capital of the investees and over whom the Company exercises significant influence, are accounted under the equity method.

                      GLOBAL SOURCES LTD. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     (In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)


     Interests in subsidiaries with more than 50% ownership are consolidated and the ownership interests of minority investors are recorded as minority interest.

     Long term investments in U.S. Treasury strips zero % coupons, held to maturity are stated at amortized cost.

(h)  Impairment of Long-lived Assets

     The Company reviews the carrying value of its long-lived assets based upon a gross cash flow basis and will reserve for impairment whenever events or changes in circumstances indicate the carrying amount of the assets may not be fully recoverable. The impairment loss is measured based on the difference between the carrying amount of the asset and its fair value. There was no impairment of the Company's property and equipment or intangibles as of December 31, 2001.

(i)  Revenue Recognition

     The Company derives its revenues from advertising fees in its published trade magazines and Web sites, sales of trade magazines, fees from licensing its trade and service marks, service fees from the provision of software maintenance service, and organizing business seminars.

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

     The interest income from investments in U.S. Treasury strips zero % coupons is recognized as it accrues, taking into account the effective yield on the asset.

(j) Transactions with Sales Representatives and Related Party Sales Representatives

     The Company utilizes sales representatives and related party sales representatives in various territories to promote the Company's products and services. Under these arrangements, these sales representatives are entitled to commissions as well as marketing fees. Commissions expense is recorded when owed to these sales representative and is included in sales expenses.

     These sales representatives, which are mainly corporate entities, handle collections from clients on behalf of the Company. Included in receivables from these sales representatives are amounts collected on behalf of the Company as well as cash advances made to these sales representatives.

     The Company nominated a director to the Board of Directors of eight of these sales representative companies. The nominated directors are employees of the Company. The Company and the nominated directors do not have any interest in the share capital of these related party sales representative companies. Approximately $16,056, $20,315, and $20,172 of commissions and

                      GLOBAL SOURCES LTD. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     (In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)


     marketing fees expense was associated with these related party sales representative companies for 1999, 2000, and 2001, respectively.

(k)  Advertising Expenses

     Advertising expenses are expensed as incurred.

(l)  Operating Leases

     The Company leases certain office facilities under cancelable operating leases that expire in two to five years. Rentals under operating leases are expensed on a straight line basis over the life of the leases.

(m)  Liabilities for Bonus Plan

     Before the commencement of the Equity Compensation Plans as described in note 23, the Company rewarded its senior management staff based on their performance through long term discretionary bonus awards. These awards were payable in cash generally at the end of five or ten years from the date of the award, even in the event of termination of employment unless certain non-compete provisions had been violated. These awards were expensed in the period to which the performance bonus relates.

(n)  Retirement Benefits

     The Company operates a number of defined contribution retirement benefit plans. Contributions are based on a percentage of each eligible employee's salary and are expensed as the related salaries are incurred.

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

(p)  Minority Interest

     In 2000 the Company entered into an agreement with CMP Media Inc., through United Business Media B.V., a subsidiary of United News and Media plc.
     (CMP) to set-up a corporation (eMedia Asia Ltd.) to provide new technology content, media and e-commerce services to the electronics technology market in Asia. The Company holds a 60.1% controlling equity interest in the eMedia Asia Ltd. and consolidates the results of operations. As part of obtaining its 39.9% interest, CMP has committed to pay $6,000 and interest thereon to the Company upon the payment of specified future dividends of eMedia Asia Ltd. Due to the contingent nature of the payment, the Company did not record in its balance sheet the promissory note receivable of $6,000 due from CMP and no interest income was accrued as at December 31, 2001. The minority interest liability of $2,515 at December 31, 2001 reflects CMP's proportionate interest of the net book value in the eMedia Asia Ltd.

                      GLOBAL SOURCES LTD. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     (In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)


(q)  Foreign Currencies

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

     The financial statements of the subsidiaries reporting in their respective local currencies are translated into U.S. dollars for consolidation as follows: assets and liabilities at the exchange rate as of the balance sheet date, shareholders' equity at the historical rates of exchange, and income and expenses amounts at the average monthly exchange rate for the year. The cumulative translation differences were not material as of December 31, 2000 and 2001.

(r)  Segment Reporting

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

(s)  Comprehensive Income

     SFAS No. 130, "Reporting Comprehensive Income," establishes standards for reporting comprehensive income and its components in financial statements. Comprehensive income is defined as the change in equity of a company during a period from transactions and other events and circumstances excluding transactions resulting from investment by owners and distribution to owners. For each of the years ended December 31, 1999, 2000 and 2001, the Company had no material comprehensive income items.

(t)  Basic and Diluted Net Income Per Share

     Basic net income per share is computed by dividing net income by the weighted average number of shares of ordinary shares outstanding during the period, as restated as discussed in note 14. Diluted net income per share is calculated using the weighted average number of outstanding ordinary shares, as restated as discussed in note 14, plus other dilutive potential ordinary shares. For all periods presented, the Company did not have any dilutive securities; therefore, both the basic and diluted net income per share computations resulted in the same amounts.

(u)  Stock Based Compensation

     The Company has adopted the disclosure only provisions of SFAS No. 123, "Accounting for Stock-Based Compensation." The Company accounts for

                      GLOBAL SOURCES LTD. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     (In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)


     stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25 (APB 25), "Accounting for Stock Issued to Employees" and related interpretations. Accordingly, compensation cost of stock options is measured as the excess, if any, of the fair value of the Company's stock at the date of the grant over the option exercise price and is charged to operations over the vesting period.

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

(v)  Recent Accounting Pronouncements

     As of December 31, 2001, the Company adopted the Emerging Issues Task Force Issue No. 00-14, "Accounting for Certain Sales Incentives" (EITF 00-14). EITF 00-14 stipulates that the reduction in the selling price of the product or service resulting from any cash sales incentive should be classified as a reduction of revenue. The adoption of this EITF resulted in the Company reclassifying certain sales incentives from a sales expense to a reduction of revenue for all periods presented. This reclassification represented less than 3% of revenues for each period presented and did not impact net income.

     In June 1998, the Financial Accounting Standards Board (FASB) issued Statements of Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities" as amended by SFAS No. 137 and SFAS No. 138. This statement, as amended, was effective January 1, 2001, and established accounting and reporting standards for derivative instruments, including certain derivative instruments imbedded in other contracts, and for hedging activities. The adoption of SFAS No. 133, as amended, did not impact the Company's financial position or results of operations.

     In June, 2001, FASB issued SFAS No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 requires all business combinations initiated after June 30, 2001 to be accounted for using the purchase method. Under SFAS No. 142, goodwill and intangible assets with indefinite lives are no longer amortized but are reviewed annually (or more frequently if impairment indicators arise) for impairment. Separable intangible assets that are not deemed to have indefinite lives will continue to be amortized over their useful lives (but with no maximum life). The amortization provisions of SFAS No. 142 apply immediately to goodwill and intangible assets acquired after June 30, 2001. With respect to goodwill and intangible assets acquired prior to July 1, 2001, the Company is required to adopt SFAS No. 142 effective January 1, 2002. As goodwill was fully amortized and no acquisitions occurred during 2001, management believes that the adoption of these standards will not have a material impact on the Company's financial statement of position, results of operations, or cash flows.

     In June 2001, FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." This statement addresses financial accounting and reporting for obligations associated with the

                      GLOBAL SOURCES LTD. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     (In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)


     retirement of tangible long-lived assets and the associated asset retirement costs. The purpose of this statement is to develop consistent accounting for asset retirement obligations and related costs in the financial statements and provide more information about future cash outflows, leverage and liquidity regarding retirement obligations and the gross investment in long-lived assets. The Company will be required to implement SFAS No. 143 on January 1, 2003 and believes that the adoption of this standard will not have a material impact on the Company's financial statement of position, results of operations, or cash flows.

     In August 2001, FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." This statement addresses financial accounting and reporting for the impairment or disposal of long-lived assets, superseding SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." The statement also supersedes the accounting and reporting provisions of APB Opinion No. 30, Reporting the Results of Operations -- Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions , for segments of a business to be disposed. The Company is required to adopt this statement on January 1, 2002 and believes that the adoption of this standard will not have a material impact on the Company's financial statement of position, results of operations, or cash flows.


3.   Current Assets:

                                                                                          At December 31,
                                                                              -----------------------------------------
                                                                                     2000                  2001
                                                                              -------------------    ------------------

         Accounts receivable:
         Gross trade receivables                                                    $    10,203           $     7,842
         Less: Allowance for doubtful debts                                              (2,400)               (2,132)
                                                                              -------------------    ------------------
                                                                                    $     7,803            $    5,710
                                                                              ===================    ==================

         Movements in Allowance for Doubtful Accounts:
                                                                            Year Ended December 31,
                                                          ------------------ -- ----------------- -- ------------------
                                                                1999                  2000                 2001
                                                          ------------------    -----------------    ------------------

         Balance at beginning of year..................      $   2,376             $    1,854            $    2,400
         Charged to bad debt expenses..................          1,123                  1,188                   765
         Write-off of bad debts.......................          (1,645)                  (642)               (1,033)
                                                          ------------------    -----------------    ------------------
         Balance at end of year...........................   $   1,854             $    2,400            $    2,132
                                                          ==================    =================    ==================

                                                                                          At December 31,
                                                                              -----------------------------------------
                                                                                     2000                  2001
                                                                              -------------------    ------------------

         Prepaid expenses and other current assets:
         Unsecured employee loans and other debtors .................            $      318            $      117
         Prepaid expenses ...........................................                   313                   399
         Other current assets .......................................                 1,137                   606
                                                                              -------------------    ------------------
                                                                                $     1,768            $    1,122
                                                                              ===================    ==================

                      GLOBAL SOURCES LTD. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     (In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)


4.   Property and Equipment, net:

                                                                                          At December 31,
                                                                              -----------------------------------------
                                                                                     2000                  2001
                                                                              -------------------    ------------------

       Capital work-in progress ...................................              $       89             $      33
       Leasehold improvements .....................................                   6,398                 6,635
       Motor vehicles .............................................                      73                    72
       Computers, fixtures, fittings and office equipment .........                  20,114                21,781
       Software development costs..................................                   9,316                11,821
                                                                              -------------------    ------------------
       Property and equipment, at cost ............................                  35,990                40,342
       Less: Accumulated depreciation .............................                 (12,785)              (21,284)
                                                                              -------------------    ------------------
                                                                                $    23,205           $    19,058
                                                                              ===================    ==================

         Depreciation expense for the years ended December 31, 1999, 2000 and 2001 were $2,070, $3,051 and $5,458, respectively and the amortization of Software development cost for the years ended December 31, 1999, 2000 and 2001 were $ NIL, $647 and $3,106, respectively.


5.   Intangible Assets, net:

                                                                                           At December 31,
                                                                             ---------------------------------------------
                                                                                     2000                    2001
                                                                             ---------------------    --------------------

         Goodwill                                                                     $      654               $     654
         Copyrights                                                                        3,706                   3,706
                                                                             --------------------     ---------------------
                                                                                           4,360                   4,360
         Less: Accumulated amortization                                                   (3,987)                 (4,357)
                                                                             ---------------------    --------------------
                                                                                      $      373               $       3
                                                                             =====================    ====================


6.   Long-term Investments and Bonds held to maturity:

     (i) As at December 31, 2001, the Company holds equity instruments carried at $100 in a privately held unaffiliated electronic commerce company for business and strategic purposes. The investment is accounted for under the cost method since the ownership is less than 20% and the Company does not have the ability to exercise significant influence over the investee. The investment is shown under long term investments in consolidated balance sheets.

          The Company's policy is to regularly review the carrying values of the non-quoted investments and to identify and provide for impairment when circumstances indicate impairment other than temporary decline in the carrying values of such assets.

          During the fourth quarter of year 2000, the Company recorded $11,750 impairment loss for other than temporary decline in the carrying value of the investments based on the financial position of the investees and other information, which became available in the fourth quarter of year 2000 and developments in the technology and internet sectors in fourth quarter of year 2000. During the year 2001, the Company recorded a further $1,150 impairment loss for other than temporary decline in the carrying value of the investment based on current economic events and other factors. The net carrying value of the long term investment as at December 31, 2001 was $100. The Company will continue to evaluate this investment.

                      GLOBAL SOURCES LTD. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     (In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)


     (ii) U.S. Treasury strips zero % coupons

                                                                                           At December 31,
                                                                             --------------------------------------------
                                                                                    2000                    2001
                                                                             --------------------    --------------------
         The amortized cost classified by date of contractual maturity is as follows:
         Due within one year ..........................................               $      420              $      430
         Due after one year through five years ........................                    1,260                   1,059
         Due after five years through ten years .......................                      347                     220
                                                                             --------------------    --------------------
                                                                                     $     2,027             $     1,709
                                                                             ====================    ====================

         The fair value classified by date of contractual maturity is as follows:

         Due within one year ..........................................              $       424              $      444
         Due after one year through five years ........................                    1,306                   1,137
         Due after five years through ten years .......................                      362                     230
                                                                             --------------------    --------------------
                                                                                    $      2,092             $     1,811
                                                                             ====================    ====================

                                                                                           At December 31,
                                                                             --------------------------------------------
                                                                                    2000                    2001
                                                                             --------------------    --------------------

         Gross unrealized holding gains ...............................             $       65              $      102
                                                                             ====================    ====================


7.   Other Assets:

                                                                                         At December 31,
                                                                           ---------------------------------------------
                                                                                   2000                    2001
                                                                           ---------------------    --------------------

         Employee housing loans .......................................            $        786              $      378
         Rental and utility deposits ..................................                     560                     821
                                                                           ---------------------    --------------------
                                                                                  $       1,346            $      1,199
                                                                           =====================    ====================


8.   Current Liabilities:

                                                                                           At December 31,
                                                                             ---------------------------------------------
                                                                                     2000                    2001
                                                                             ---------------------    --------------------

         Deferred income and customer prepayments:
         Advertising ..................................................             $      12,229             $    13,963
         Subscription and others ......................................                     3,659                   3,159
                                                                             ---------------------    --------------------
                                                                                    $      15,888             $    17,122
                                                                             =====================    ====================

                      GLOBAL SOURCES LTD. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     (In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)


                                                                                           At December 31,
                                                                             ---------------------------------------------
                                                                                     2000                    2001
                                                                             ---------------------    --------------------

           Accrued liabilities:
           Salaries, wages and commissions ..............................            $      1,251            $      1,442
           Retirement benefit plans .....................................                     493                     435
           Current portion of liabilities for incentive and bonus plans .                   2,848                   1,168
           Others .......................................................                   1,236                   2,082
           Equity in loss of affiliate ..................................                      51                       -
                                                                             ---------------------    --------------------
                                                                                     $      5,879            $      5,127
                                                                             =====================    ====================


9.   Liabilities for Incentive and Bonus Plans:

                                                                                           At December 31,
                                                                             ---------------------------------------------
                                                                                     2000                    2001
                                                                             ---------------------    --------------------

         Liability for long term discretionary bonus program ............           $      1,794            $      1,434
                                                                             =====================    ====================


10.  Related Party Transactions

     The Company has extended loans to certain members of its senior management to finance their purchase or lease of residences. The loans for the purchase of a residence are secured by the subject residence, bear interest at a rate of LIBOR plus 2 to 3%, generally have a term of ten years and become due and payable immediately under certain circumstances, including their termination of employment with the Company. The loans for the lease of a residence are unsecured, interest free and are repayable in equal monthly installments over the period of the lease, typically less than or equal to twelve months. Loans due from employees for purchase of residences were $786 and $378 as of December 31, 2000 and 2001 respectively. Loans due from employees for lease of residences were $219 and $114 as of December 31, 2000 and 2001, respectively.

     The Company leases certain office facilities from subsidiaries of the Parent Company under cancelable and non-cancelable operating leases that include both rental and building maintenance services. During the years ended December 31, 1999, 2000 and 2001, the Company incurred rental and building management services expenses of $1,406, $950 and $1,044, respectively, with respect to these office facilities.

     The Company also receives legal and secretarial services from subsidiaries of the Parent Company. During the year ended December 31, 1999, 2000 and 2001, the Company incurred such legal and secretarial services expenses of $64, $455 and $464, respectively.

     The Company had $11,404 and $11,404 amounts due to the Parent Company as of December 31, 2000 and 2001, respectively. The amount due to the Parent Company is unsecured and has no fixed repayment terms prior to January 1, 2000. Interest was charged in the range of 2 to 3%. During the year ended December 31, 1999, the Company incurred interest expense of $337, with respect to amounts due to the Parent Company. During the years 2000 and 2001, the Company did not incur any such interest expenses with respect to amounts due to the Parent Company.

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

     During the year ended December 31, 1999, the Company incurred operating expenses of $640, allocated from the Parent Company. The Company believes that the methods used in the allocation of expenses were reasonable and that the consolidated statements of income include all costs directly and indirectly attributable to the Company. The amounts related to the Company have been determined by segregating amounts related to the operations of the Company from those related to the Parent Company. The determination of such amounts was made by reference to individual records for costs specifically relating to the Company or by allocation based on number of personnel, time spent by personnel, usage of facilities or similar references. During the years 2000 and 2001 there were no such allocated expenses from the Parent Company.

     Effective May 1, 2000, the Company engaged The Fairchild Corporation to provide financial, legal and certain other services to the Company for a fee of $42 per month. The Company terminated this arrangement effective December 31, 2000. The Company incurred $333 expenses for these services during the year ended December 31, 2000.

     In addition to the transactions with related party sales representatives discussed in Note 2 (j), the Company provided technical services to these sales representatives and to a subsidiary of the Parent Company, for a fee. During the year ended December 31, 1999, 2000 and 2001, the Company received such services fee of $242, $167 and $259, respectively.


11.  Liabilities for Incentive and Bonus Plans

     Before the commencement of the Equity Compensation Plans the Company rewarded its senior management staff based on their current performance through long term discretionary bonus awards. These awards are payable approximately at the end of five or ten years from the date of the award, even in the event of termination of employment unless certain non-compete provisions have been violated. Amounts expensed related to these awards for the years ended December 31, 1999, 2000 and 2001, were $143, $NIL and $NIL, respectively. The required funds are set aside for payment of the discretionary bonuses by purchasing U.S. Treasury strips zero % coupons maturing in either five or ten years. These investments are held until maturity and the proceeds are used for payment of the discretionary bonuses.

     Certain sales representatives of the Company are eligible for incentive awards under plans administered by the Company. Amounts expensed related to incentive awards under plans administered by the Company for the years ended December 31, 1999, 2000 and 2001 were $45, $116 and $78, respectively. Amounts under liabilities for incentive plans include amounts owed under plans previously administered by the Company.

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

     The two principal defined contribution plans are plans where employees are not required to make contributions. One of these two plans is separately administered by an independent trustee and the plan assets are held independent of the Company. The other one is not independently administered and is currently unfunded. The Company's liabilities under this unfunded plan as of December 31, 2000 and 2001 were $381 and $376, respectively.

     The Company incurred costs of $823, $1,039 and $1,085 with respect to the retirement plans in the years ended December 31, 1999, 2000 and 2001, respectively.


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

     Income / (loss) before income taxes consists of:

                                                                              Year Ended December 31,
                                                              --------------------------------------------------------
                                                                   1999                 2000               2001
                                                              ----------------     ---------------    ----------------

         Cayman Islands .................................          $   11,470           $  (3,593)            $   401
         Foreign ........................................                934              (63,263)              1,549
                                                              ----------------     ---------------    ----------------
                                                                  $   12,404           $ (66,856)           $  1,950
                                                              ================     ===============    ================

         The provision for income taxes consists of:

                                                                              Year Ended December 31,
                                                              --------------------------------------------------------
                                                                   1999                 2000               2001
                                                              ----------------     ---------------    ----------------

         Current tax expense:
         Cayman Islands .................................           $       -            $      -            $     -
         Foreign ........................................               1,435               1,277              1,143
                                                              ----------------     ---------------    ----------------
         Total provision ................................          $    1,435           $   1,277           $  1,143
                                                              ================     ===============    ================

     The provision for income taxes for the years ended December 31, 1999, 2000 and 2001 differed from the amount computed by applying the statutory income tax rate of 0% as follows:

                                                                              Year Ended December 31,
                                                              --------------------------------------------------------
                                                                   1999                 2000               2001
                                                              ----------------     ---------------    ----------------

        Income taxes at statutory rate ....................         $       -            $      -             $     -
        Foreign income and revenues taxed at higher rates .             1,435               1,277               1,143
                                                              ----------------     ---------------    ----------------
        Total .............................................         $    1,435          $    1,277           $   1,143
                                                              ================     ===============    ================
        Effective tax rate                                              11.57%             (1.91)%              58.62%
                                                              ================    ================    ================

                      GLOBAL SOURCES LTD. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     (In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

     Deferred tax assets consist of the following:

                                                                                          At December 31,
                                                                              ----------------------------------------
                                                                                    2000                  2001
                                                                              ------------------    ------------------

        Net operating loss carry forwards                                           $    7,525            $    7,434
        Less: valuation allowance                                                       (7,525)               (7,434)
                                                                              ------------------    ------------------
        Deferred tax assets                                                          $       -             $       -
                                                                              ==================    ==================

     The Company recorded a full valuation allowance for the deferred tax assets due to the uncertainty as to their ultimate realization.

     As of December 31, 2001, a United States subsidiary has net operating loss carry forwards of approximately $17.3 million. These losses can be utilized to reduce future taxable income of the subsidiary subject to compliance with the taxation legislation and regulations in the relevant jurisdiction.


14.  Share Capital

     On April 14, 2000, in conjunction with the Share Exchange Agreement discussed in Note 21, Fairchild (Bermuda) Ltd. issued 25,051,380 ordinary shares to the shareholders of Trade Media Holdings Ltd., predecessor to Global Sources Ltd., in exchange for all of its 10,000 ordinary shares outstanding at that date. All share and per share amounts in these consolidated financial statements have been restated for the year ended December 31, 1999 in a manner similar to a 2,505 to 1 stock split. In addition, Fairchild (Bermuda) Ltd. issued 62,628 ordinary shares and 1,189,941 ordinary shares to The Fairchild Corporation and the shareholders of the Fairchild Corporation respectively. After the share exchange Fairchild (Bermuda) Ltd. was renamed Global Sources Ltd. The authorized share capital of the Company as at December 31, 2000 and 2001 is 50,000,000 ordinary shares of $0.01 par value. As at December 31, 2000 and at December 31, 2001, the Company has 26,303,949 ordinary shares issued and outstanding.


15.  Fair Value of Financial Instruments

     The carrying amounts of the Company's cash equivalents, accounts receivable, related party receivables, accounts payable and accrued liabilities approximate fair value due to their short maturities. The fair value of related party payables cannot be determined due to the related party nature. The information with respect to long term related party payables is disclosed in Note 10. The carrying amount and market value of long term investments are discussed in Note 6.


16.  Concentration of Credit Risk and Other Risks

     Financial instruments, which potentially subject the Company to concentration of credit risk, consist primarily of investment in checking and money market accounts, investment in U.S. Treasury strips zero % coupons, trade accounts receivable and receivables from sales representatives. The Company maintains checking and money market accounts with high quality institutions. The Company has a number of customers, operates in different geographic areas and generally does not require collateral on accounts receivable or receivables from sales representatives. In addition, the Company is continuously monitoring the credit transactions and

                      GLOBAL SOURCES LTD. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     (In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

     maintains reserves for credit losses where necessary. No customer accounted for more than 10% of the Company's revenues for each of the years ended December 31, 1999, 2000 and 2001. No customer accounted for more than 10% of the accounts receivable as of December 31, 2000 and 2001.

     In 2001, the Company derived approximately 93% of its revenue from customers in the Asia-Pacific region. The Company expects that a majority of its future revenue will continue to be generated from customers in this region. Future political or economic instability in the Asia-Pacific region could negatively impact the business.


17.  Operating Leases

     The Company leases office facilities under cancelable and non-cancelable operating leases that expire in two to five years. During the years ended December 31, 1999, 2000 and 2001, the Company's operating lease rental expenses were $1,898, $1,502 and $1,897, respectively. The estimated future minimum lease payments under non-cancelable operating leases as of December 31, 2001 are as follows:

                  Year Ending December 31,          Operating Leases

                         2002                          $   471
                         2003                              471
                         2004                              414
                                                       --------
                                                       $ 1,356
                                                       ========

18.  Segment and Geographic Information

     The Company has three reportable segments: online marketplace services, transaction software and services and complementary media services. Revenues by geographic location are based on the location of the customer.

(a)  Segment Information

                                                                             Year Ended December 31,
                                                             --------------------------------------------------------
                                                                  1999                 2000               2001
                                                             ----------------     ---------------    ----------------

        Revenues:
        Online marketplace services ......................       $     25,463          $   55,121           $  55,468
        Transaction software and services ................                584                 733                 305
        Complementary media services .....................             60,846              42,602              34,964
        Other ............................................              3,379               4,597               4,548
                                                             ----------------     ---------------    ----------------
        Consolidated .....................................       $     90,272          $  103,053           $  95,285
                                                             ================     ===============    ================

                      GLOBAL SOURCES LTD. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     (In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)



                                                                             Year Ended December 31,
                                                             --------------------------------------------------------
                                                                  1999                 2000               2001
                                                             ----------------     ---------------    ----------------

        Income/(loss) from Operations:
        Online marketplace services .....................        $    3,607          $  (23,276)          $  12,308
        Transaction software and services ...............            (1,562)             (3,469)             (8,288)
        Complementary media services ....................             9,392             (27,106)             (1,360)
        Other ...........................................               319              (1,791)                725
                                                             ----------------     ---------------    ----------------
        Consolidated ....................................        $   11,756           $  (55,642)         $   3,385
                                                             ================     ===============    ================


                                                                                          At December 31,
                                                                               --------------------------------------
                                                                                     2000                 2001
                                                                               -----------------    -----------------

        Identifiable Assets:
        Online marketplace services ..................................                $   24,376          $   26,413
        Transaction software and services ............................                    10,564               8,368
        Complementary media services .................................                    18,780              16,655
        Other ........................................................                     1,986               2,166
                                                                               -----------------    -----------------
        Consolidated .................................................                $   55,706          $   53,602
                                                                               =================    =================


(b)  Foreign Operations

                                                                             Year Ended December 31,
                                                             --------------------------------------------------------
                                                                  1999                 2000               2001
                                                             ----------------     ---------------    ----------------

        Revenues:
        Asia .........................................            $   83,755          $   95,388          $  88,427
        United States ................................                 4,613               5,235              5,255
        Europe .......................................                 1,159               1,083                908
        Other ........................................                   745               1,347                695
                                                             ----------------     ---------------    ----------------
        Consolidated..................................            $   90,272          $  103,053          $  95,285
                                                             ================     ===============    ================


                                                                                          At December 31,
                                                                               --------------------------------------
                                                                                     2000                 2001
                                                                               -----------------    -----------------

        Long-Lived Assets:
        Asia ...........................................................             $   26,060           $   20,247
        United States ..................................................                    114                  113
                                                                               -----------------    -----------------
        Consolidated ...................................................             $   26,174           $   20,360
                                                                               =================    =================


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

                      GLOBAL SOURCES LTD. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     (In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

20.  Capital commitments

     The commitments as at December 31, 2001 for the renovation work to be carried out on the leasehold office facilities amount to $91.

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

     After the Share Exchange, The Fairchild Corporation and shareholders of The Fairchild Corporation held less than 5% and the shareholders of Trade Media Holdings Ltd. held the remainder of the combined companies. After the Share Exchange, Fairchild (Bermuda), Ltd. was renamed Global Sources Ltd., Global Sources Ltd. recorded the Share Exchange as a recapitalization. This reflected a private operating company, Trade Media Holdings Ltd., as the acquirer combining into Fairchild (Bermuda), Ltd., a non-operating public shell corporation with nominal net assets. As of, and subsequent to, the Share Exchange, the historical consolidated financial statements of Trade Media Holdings Ltd. are being presented as the continuing accounting entity, similar to a reverse acquisition. Thereafter, all of the historical consolidated financial statements presented represent that of Trade Media Holdings Ltd.

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

     The transaction costs associated with the Share Exchange Agreement, amounting to $750, $609 and $NIL have been expensed during the year ended December 31, 1999, 2000 and 2001, respectively. This expense is included under general and administrative cost for the year ended December 31, 1999 and 2000 in the Consolidated Statements of Income.


22.  Restricted Share Award Plan

     On February 4, 2000, the Company established a restricted share award plan for the benefit of its chairman and chief executive officer in recognition of services to the Company. In conjunction with the restricted share award plan, the Parent Company assigned 4,008,221 ordinary shares of the Company, representing a 16% equity interest in the Company, to the Company. The Company then awarded these shares to its chairman and chief executive officer. The chairman and chief executive officer's entitlement to 501,028 of these shares is subject to an employment agreement with one of the Company's United States subsidiaries and entitlement to such shares

                      GLOBAL SOURCES LTD. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     (In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

     vested immediately. The chairman and chief executive officer's entitlement to 3,507,193 of these shares is subject to employment, non-compete and vesting terms under an employment agreement with one of the Company's United States subsidiaries. The 3,507,193 shares were to vest ratably over 10 years, 10% each year. However, effective August 30, 2000, the Company's Board of Directors approved the accelerated vesting of all the restricted shares granted to the chairman and chief executive officer resulting in immediate vesting of all the shares. The Company recorded total $64,000 and $NIL non-cash compensation expense associated with these awards in the year ending December 31, 2000 and 2001, respectively.


23.  Equity Compensation Plans

     On December 30, 1999, the Company established the Global Sources Employee Equity Compensation Trust (the "Trust") for the purpose of administering monies and other assets to be contributed by the Company to the Trust for the establishment of equity compensation and other benefit plans. The Trust is administered by Harrington Trust Limited (the "Bermuda Trustee"). The Bermuda Trustee in the exercise of its power under the Declaration of Trust may be directed by the plan committee, including the voting of securities held in the Trust. The Board of Directors of a subsidiary of the Company will select the members of the plan committee.

     On February 4, 2000, in conjunction with the establishment of the Trust and the Share Exchange, the Parent Company assigned 2,505,138 ordinary shares of the Company, representing a 10% equity interest in the Company, to the Company for the establishment of share option plans and/or share award plans, known as ECP I, ECP II and ECP III. Subsequently, share option plans and/or share award plans, known as ECP IV, ECP V and ECP VI were established.

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

     Eligible employees, directors and consultants under ECP II were entitled to purchase common shares of Global Sources Ltd. at an exercise price determined by the plan committee at the time of the grant. There are two types of options under this plan. The exercise prices of both of these options were below the fair market value of the Company's ordinary shares at that time. The plan committee determines who will receive, and the terms of, the options. Employees could decide whether to take up the options for a period of 95 days ending June 29, 2000. All the options granted were exercised. Optionees were able to pay for ordinary shares purchased upon exercise of options by check or by the delivery of other securities of the Company. Payment has been made to the Trust. Entitlement of the employees, directors and consultants to these common shares is subject to employment and vesting terms.

     Eligible employees and directors under ECP III were awarded a defined amount of compensation payable in Global Sources Ltd. common shares the number of which was determined by dividing the amount of compensation awarded by an amount determined by the plan committee prior to the Share Exchange.

                      GLOBAL SOURCES LTD. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     (In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

     Entitlement of the employees to these common shares is subject to employment and vesting terms.

     The non-cash compensation expense associated with awards in accordance with APB 25 and SFAS 123, under ECP II and ECP III of approximately $2,907 and $2,521, respectively, are recognized ratably over the three year vesting term.

     Eligible employees directors and consultants under ECP IV are awarded a defined amount of compensation payable in Global Sources Ltd. common shares the number of which are determined by the plan committee periodically.

     Entitlement of the employees, directors and consultants to these common shares is subject to employment and vesting terms.

     Eligible employees, directors and consultants under ECP V were awarded a one-time grant of shares the number of which was determined by the plan committee.

     Entitlement of the employees to these common shares is subject to employment and vesting terms.

     The Equity Compensation Plan committee approved the awards of common shares under ECP IV and ECP V on January 23, 2001 and approved additional awards of common shares under ECP IV on April 1, 2001 and July 1, 2001.

     The non-cash compensation expenses associated with the above awards in accordance with APB 25 and SFAS 123, under ECP IV and ECP V of approximately $3,337 and $1,983, respectively, are recognized over the five year vesting term from the respective award date.

     The Equity Compensation Plan committee approved further awards of common shares under ECP IV and ECP V in January 2002. The non-cash compensation expenses associated with the above awards in accordance with APB 25 and SFAS 123, under ECP IV and ECP V of approximately $537 and $120 will be recognized over the five year vesting term.

     Eligible employees, directors and consultants under ECP VI are awarded a one time grant of Global Sources Ltd. common shares the number of which is determined by the plan committee.

     Entitlement of the employees, directors and consultants to these common shares is subject to non-compete and vesting terms.

     The Equity Compensation Plan committee approved the ECP VI on March 13, 2001 and made awards of common shares under the plan on various dates during the year 2001.

     The non-cash compensation expenses associated with the awards in accordance with APB 25 and SFAS 123, under ECP VI totaling to approximately $313, are recognized over the five year vesting term from the respective award date.

     The Company expensed $1,689 and $2,501 non-cash compensation costs associated with the awards under the above ECP plans in the years ended December 31, 2000 and 2001 respectively.

                      GLOBAL SOURCES LTD. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     (In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)


                                                                 ECP II             ECP III      ECP IV        ECP V      ECP VI
                                                                 ------             -------      ------        -----      ------

                                                          Purchase        Gift       Grant        Grant        Grant       Grant
                                                            Plan          Plan       Plan         Plan         Plan        Plan

                                                            March,       March,      March,      January,    January,      March,
 Plan Inception.........................................    2000          2000        2000         2001        2001         2001
                                                        ============ ============= ============ ============ =========== =========

 Number of Shares:

 At December 31, 1999...................................         -             -              -          -           -           -

   Original restricted shares granted in year 2000......    80,887       212,526        104,184          -           -           -
   Shares forfeited to beneficial trustee...............         -       (11,442)        (1,334)         -           -           -
                                                        ----------   -----------   ------------- ----------- ----------  ---------
 Balance at December 31, 2000...........................    80,887       201,084        102,850          -           -           -

   Original restricted shares granted in year 2001 .....         -             -              -    522,354     303,000      78,300
   Shares forfeited to beneficial trustee...............         -       (24,468)       (19,839)   (87,837)    (91,500)          -
                                                        ----------   -----------   ------------- ----------- ----------  ---------
 Balance at December 31, 2001...........................    80,887       176,616         83,011    434,517     211,500      78,300
                                                        ==========   ===========   ============= =========== ==========  =========
 Grant Price Per Share..................................   $ 24.00        $  NIL        $   NIL    $   NIL     $   NIL      $  NIL
                                                        ==========   ===========   ============= =========== ==========  =========

 Weighted average fair value of the shares granted.....    $  2.50     $   26.50        $ 26.50    $  8.67     $  9.22      $ 4.14
                                                        ==========   ===========   ============= =========== ==========  =========




     Weighted average fair value of the shares granted is estimated to be the average market value of the shares at the time of the grant.

                      GLOBAL SOURCES LTD. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


     (In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)


24.  Directors Stock Option Plan

     A Non-executive Director Option Plan was approved on October 26, 2000 by the shareholders of the Company. Each eligible Director on the date of the first board meeting of each calendar year, commencing in 2001, receives the grant of an option to purchase 20,000 common shares on that date. The Options granted are subject to such terms and conditions as determined by the Board of Directors at the grant.

     The option price, per share, payable before the end of each February, is fifteen percent less than the average closing price of the shares for the last five trading days of the previous calendar year. The non-executive Directors may decline all or part of the award, which is non-transferable.

     The Board granted the first awards under the above plan in 2001. The award vests over four years with one quarter of the shares vesting each year. Full payment must be made while exercising the option. Upon resignation of an eligible Director, all unvested shares are forfeited and the option price received for the forfeited unvested shares is refunded.

     Only one director accepted on February 10, 2001 the offer for the 20,000 shares granted under option. The $164 received as proceeds of this plan was included in additional paid-in capital.

     As per the terms of the plan, the Board granted options to all eligible directors again in February 2002. These awards will vest after four years. Optionees must pay 15% of the option price, which is the average closing price of the shares for the last five trading days of year 2001, at the time of exercising the option. The balance 85% must be paid on or before the vesting date. The resignation of a Director following his or her exercise of the Grant of Options and payment of the Option Price shall not cause a forfeiture of the unvested shares. All the eligible non-executive Directors accepted the offer before February 28, 2002.


25.   Credit Facility

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

     As of December 31, 2000 and 2001, $4,000 and $NIL, respectively of principal was outstanding under this credit facility.

     On March 13, 2002, the credit facility will be renewed for $10,000 for one year subject to the same terms and conditions as applicable to the original facility.

ITEM 9.  THE OFFER AND LISTING

Price history of stock

Global Sources Ltd. Shares Prices in Year 2001

              Period                   High                     Low
 --------------------------    ---------------------    ---------------------

   Year 2000                   $       99.8750           $       8.7500
   Year 2001                           11.2500                   3.0000

   Second Quarter 2000                 99.8750                   21.0000
   Third Quarter 2000                  37.0000                   25.0000
   Fourth Quarter 2000                 33.3125                   8.7500

   First Quarter 2001                  11.2500                   8.0000
   Second Quarter 2001                  8.6500                   6.0000
   Third Quarter 2001                   6.5400                   3.0000
   Fourth Quarter 2001                  4.8200                   3.1000

   First Quarter 2002                   5.5700                   4.0000


   October 2001                         3.7000                   3.1000
   November 2001                        4.8200                   3.7200
   December 2001                        4.7500                   4.0000

   January 2002                         4.5500                   3.6500
   February 2002                        4.9900                   4.1000
   March 2002                           5.5700                   4.0000


Markets

Our shares are listed and traded on NASDAQ national market.


ITEM 10.  ADDITIONAL INFORMATION

Memorandum and Articles of Association

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

Our authorized share capital consists of 50,000,000 common shares, par value $0.01 per share, of which 26,308,949 common shares are issued and outstanding.

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

     o    Our outstanding common shares are fully paid and non-assessable.

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

Under Bermuda law, directors individually do not have exerciseable borrowing rights, unless the bye-laws provide otherwise. Our bye-laws do not provide for borrowing rights or credit limits for individual directors. The board of directors may approve borrowings at their meetings, and between meetings the executive committee of the board may approve borrowings.

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

The bye-laws provide that the board of directors may convene a special general meeting whenever in their judgment such a meeting is necessary. Unless the bye-laws of a company specify otherwise, Bermuda law requires that shareholders be given at least five days' notice of a meeting of the company. Our bye-laws extend this period to provide that at least 21 days' written notice of a general meeting must be given to those shareholders entitled to receive such notice. The accidental omission to give notice to or non-receipt of a notice of a meeting by any person does not invalidate the proceedings of a meeting.

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

Election or Removal of Directors

The bye-laws provide that the number of directors will be such number not less than two, as our shareholders by resolution may from time to time determine. A director will serve until his successor is appointed or his prior removal in the manner provided by the Companies Act or the bye-laws. Our bye-laws provide that at each annual general meeting one-third of the directors will retire from office on a rotational basis based on length of time served. A director is not required to hold shares in a company to qualify to join the board, and once appointed may sit on the board regardless of age, unless the bye-laws provide otherwise. Our bye-laws do not require qualifying shares to join the board and do not set age limits for directors who serve on the board. All directors must provide written acceptance of their appointment within thirty days of their appointment.

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

As of December 31, 2001, we have not engaged in foreign currency hedging activities.


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

ITEM 19.  EXHIBITS
                                                       EXHIBIT INDEX

Exhibit No.       Description

1.1  Memorandum of Association of the Company*

1.2  Bye-laws of the Company*

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

4.11 Loan Agreement, dated March 7, 2000 of Trade Media Holdings Ltd. to Hung Lay Si Co. Ltd.*

4.12 Facility Agreement, dated March 17, 2000, between Bank of Bermuda (Isle of
     Man) Limited and Trade Media Holdings Ltd.*

4.13 Guarantee and Indemnity, dated March 17, 2000, between Hung Lay Si Co. Ltd. and Bank of Bermuda (Isle of Man) Limited*

4.14 Unsecured Promissory Note, dated March 9, 2000, of Merle A. Hinrichs to LER Corporation*

4.15 Extension of the Facility terms and conditions letter dated March 9, 2001, between Bank of Bermuda (Isle of Man) Limited and Trade Media Holdings Ltd.**

4.16 Acceptance of the terms and conditions relating to extension of the facility dated March 13, 2001, by Trade Media Holdings Ltd.**

4.17 Extension of the guarantee and indemnity, dated March 13, 2001, between Hung Lay Si Co. Ltd. and Bank of Bermuda (Isle of Man) Limited.**

4.18 Form of The Global Sources Employee Equity Compensation Plan No. IV**

4.19 Form of The Global Sources Employee Equity Compensation Plan No. V**

4.20 Form of The Global Sources Employee Equity Compensation Plan No. VI***

4.21 Extension of the Facility terms and conditions letter dated March 20, 2002, between Bank of Bermuda (Isle of Man) Limited and Trade Media Holdings Ltd., and Acceptance of the terms and conditions relating to extension of the facility by Trade Media Holdings Ltd.

4.22 Extension of the guarantee and indemnity, dated March 20, 2002, between Hung Lay Si Co. Ltd. and Bank of Bermuda (Isle of Man) Limited.

8.1  Subsidiaries of the Company

10.1 Share Exchange Agreement, dated as of December 6, 1999, by and among The Fairchild Corporation, the Company, Trade Media Holdings Ltd. and the Shareholders of Trade Media Holdings Ltd. (as amended by Amendment No. 1 thereto dated March 21, 2000)*

10.2 Consent of Independent Accountants for incorporation of their report filed with Form 6-K into the Company's previously filed Registration Statements File no. 333-59098 and 333-62132****

99.1 Letter to the SEC from the Company pursuant to SEC Release No. 33-8070, dated April 9, 2002****

--------------------

* Incorporated by reference to Form 20-F Annual Report of Global Sources Ltd. filed with the Securities and Exchange Commission on June 30, 2000.

** Incorporated by reference to Form 20-F Annual Report of Global Sources Ltd. filed with the Securities and Exchange Commission on April 5, 2001.

*** Incorporated by reference to form S-8 Registration Statement filed with the Securities and Exchange Commission on June 1, 2001.

**** Incorporated by reference to Form 6-K filed with the Securities and Exchange Commission on April 25, 2002.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

GLOBAL SOURCES LTD.


By: /s/  EDDIE HENG
         -------------------
         Eddie Heng, Director and Chief Financial Officer

Date:  April 30, 2002

                                                                    EXHIBIT 4.21

                                                 BANK of BERMUDA

                                                 Bank of Bermuda
                                                 (Isle of Man) Limited

                                                 P.O. Box 34
                                                 12/13/ Hill Street,
                                                 Douglas,
                                                 Isle of Man, IM99 1BW
                                                 British Isles
                                                 Telephone (44) 1624 637777
                                                 Fax (44) 1624 63777879

20th March, 2002

The Directors,
Trade Media Holdings Limited,
24/F Block B, Vita Tower
29 Wong Chuk Hang Road
Hong Kong


Dear Sirs,

This letter confirms that the Bank of Bermuda (Isle of Man) Limited ("the Bank") is prepared to extend the loan facility at a reduced level to Trade Media Holdings Limited ("the Borrower"). Subject to the amendment outlined below, the terms and conditions originally set forth in the Bank's facility letter of 13th March 2000, continue to apply.

The amendment is as follows;

Amount: The paragraph that follows this heading in the Facility Letter is to be amended to read as follows;

" A maximum amount of US$10,000,000 (ten million US dollars) ("the Loan") will be available which may be drawn in tranches of a minimum of US$1,000,000 (one million US dollars)"

The loan and all unpaid interest, fees and other sums payable under this facility shall be repaid in full not later than the 20th March 2003, pending a full review and possible renewal of the facility for a further twelve month term.

The Bank will incur no obligations under this letter until it has received all of the following:-

a) return of the enclosed copy of this letter duly signed by the Borrower as acceptance of the terms and conditions of this letter.

b) a copy (certified as true by a Director or the Secretary of the Borrower) of a Resolution of the Board of Directors of the Borrower authorising such acceptance and designating the person(s) authorised to sign the acceptance and confirming that all corporate action necessary to accept the terms of this letter have been taken.

c)   Payment of an Annual Fee of $1,000 in respect of this extension.

d) Board Resolution and Letter from the Guarantor, Hung Lay Si Co Ltd. whose registered office is situate at PO Box 309, Grand Cayman, Cayman Islands, confirming agreement to extension of the Guarantee and Charge document.

If the terms and conditions of this letter are acceptable, please sign and date the form of acceptance on the enclosed copy of this letter and return it to the Bank together with the items mentioned above.




Yours faithfully,

/s/  Nigel Cashin

Nigel Cashin
Credit Manager







TO:  BANK OF BERMUDA (ISLE OF MAN) LIMITED



The Borrower hereby agrees to accept the terms and conditions as set out in the Bank's letter to the Borrower dated the 20th March 2002 of which the foregoing is a true copy.




For and on behalf of Trade Media Holdings Limited
(as Borrower)



/s/  Eddie Heng Teng Hua                    /s/  Tang Yang Ping
------------------------------------        ---------------------------------
Director                                    Secretary


Date:

                                                                    EXHIBIT 4.22

--------------------------------------------------------------------------------
                              HUNG LAY SI CO. LTD.


                         Hong Kong Representative Office
                  Mailing address: G.P.O. Box 10999, Hong Kong

--------------------------------------------------------------------------------

20 March, 2002


Bank of Bermuda (Isle of Man) Limited
P.O. Box 34,
12/13 Hill Street, Douglas,
Isle of Man, IM99 1BW,
British Isles



Dear Sirs:

In consideration of your extending a Loan Facility of up to a maximum amount of US$10,000,000 (ten million US Dollars) ("the Loan Facility") pursuant to the terms of a Facility letter dated 20 March 2002, copy attached, to Trade Media Holdings Limited ("the Borrower") we hereby irrevocably undertake, in your favor:

1. to acknowledge that the Guarantee and Charge Agreement (both dated 17th March 2000) that you hold in respect of the initial Loan Facility may be regarded as applying in all respects to the extended 12 months period of the Loan Facility as though each had been entered into by ourselves afresh in respect of the extended period;

2. to continue to deposit with you a deposit on the terms set out in our previous letter dated 17th March 2000 as amended in facility letter dated 20 March 2002; and

3. to deliver to you a copy (certified by either a Director or the Company Secretary) of the Resolution of the Board of Directors of this Company authorizing the signature of this letter on its behalf.



For and on behalf of
HUNG LAY SI CO. LIMITED



/s/  William R. Seitz                          /s/  Richard F.V. Jeune
------------------------------------           ---------------------------------
William R. Seitz                               Richard F.V. Jeune
Director                                       Director

                                                                     Exhibit 8.1

                       SUBSIDIARIES OF GLOBAL SOURCES LTD.


Name                                                                   Jurisdiction of Organization
----                                                                   ----------------------------

Global Sources Technologies Ltd.                                       Bermuda

Trade Media Holdings Limited                                           Cayman Islands

ASM Business Services Limited                                          Cayman Islands

A.S. Mediaconsult Limited                                              Republic of Cyprus

China Media Advertising, Inc.                                          Liberia

E-Commerce International Ltd.                                          Bermuda

Earldom Limited                                                        British Virgin Islands

eMedia Asia Limited                                                    Barbados

Earldom Computer Software (Shenzhen) Co., Ltd.                         Peoples Republic of China

Equitable Accounting Services Limited                                  Hong Kong SAR

Export Media Ltd.                                                      British Virgin Islands

Fertile Valley Pte Ltd                                                 Singapore

Floro Company Limited                                                  Hong Kong SAR

Fortune Valley Ltd                                                     Mauritius

Global Capital Group Holdings Limited                                  British Virgin Islands

Global e-Learning Services (H.K.) Limited                              Hong Kong

Global Sources Auctions Ltd.                                           Cayman Islands

Global Sources Auctions Limited                                        Hong Kong

Global Sources Research Foundation Limited                             British Virgin Islands

Hillcrest Services Limited                                             British Virgin Islands

Japan Publishing Limited                                               Japan



Name                                                                   Jurisdiction of Organization
----                                                                   ----------------------------

Lazenby Services Limited                                               British Virgin Islands

Global Sources USA, Inc.                                               USA - Delaware

Media Data Systems Pte Ltd                                             Singapore

Media Productions Ltd.                                                 Cayman Islands

Pine Grove B.V.                                                        Netherlands

Publishers Representatives Limited                                     Hong Kong SAR

Steady Access Resources Limited                                        British Virgin Islands

Targeted Marketing Promotions Corp.                                    Liberia

Trade Mag Europe S.A.                                                  Belgium

Trade Management Software Limited                                      Cayman Islands

Trade Management Software (HK) Limited                                 Hong Kong SAR

Trade Magazine Productions Limited                                     Hong Kong SAR

Trade Media Limited                                                    Cayman Islands

Trade Point Hong Kong Limited                                          Hong Kong SAR

World Executive's Digest Limited                                       Cayman Islands
