Form 20-F
period 2002-12-31
GLOBAL SOURCES LTD /BERMUDA
filed 2003-05-05
CIK 1110650

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 20-F

(Mark One)
/ / Registration Statement Pursuant To Section 12(b) or (g) of the Securities Exchange Act of 1934
                                       OR
/X/ Annual Report Pursuant To Section 13 or 15 (d) of the Securities Exchange Act of 1934 For the fiscal year ended December 31, 2002.
                                       OR
/ / Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the transition period from ................... to...........................
Commission file number 000-30678

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

26,313,949 common shares, $0.01 par value, outstanding as of March 31, 2003.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                           Yes     /X/                     No   /  /

Indicate by check mark which financial statement item the registrant has elected to follow.

                           Item 17  /  /                       Item 18     /X/

                                TABLE OF CONTENTS

                               GENERAL INFORMATION

                                                                            Page

                                     PART I

ITEM 1.   IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS................1
ITEM 2.   OFFER STATISTICS AND EXPECTED TIMETABLE..............................1
ITEM 3.   KEY INFORMATION......................................................1
ITEM 4.   INFORMATION ON THE COMPANY..........................................11
ITEM 5.   OPERATING AND FINANCIAL REVIEW AND PROSPECTS........................21
ITEM 6.   DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES..........................32
ITEM 7.   MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS...................38
ITEM 8.   FINANCIAL INFORMATION...............................................41
ITEM 9.   THE OFFER AND LISTING...............................................70
ITEM 10.  ADDITIONAL INFORMATION..............................................70
ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK..........80
ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES..............80

                                PART II

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.....................80
ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND
          USE OF PROCEEDS.....................................................80
ITEM 15.  CONTROLS AND PROCEDURES.............................................80
ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT....................................81
ITEM 16B. CODE OF ETHICS......................................................81
ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES..............................81

                               PART III

ITEM 17.  FINANCIAL STATEMENTS................................................81
ITEM 18.  FINANCIAL STATEMENTS................................................81
ITEM 19.  EXHIBITS............................................................82

                           FORWARD-LOOKING STATEMENTS


Except for any historical information contained herein, the matters discussed in this Annual Report on Form 20-F contain certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to our financial condition, results of operations and business. These statements relate to analyses and other information which are based on forecasts of future results and estimates of amounts not yet determinable. These statements also relate to our future prospects, developments and business strategies. These forward-looking statements are identified by their use of terms and phrases such as "anticipate," "believe," "could," "estimate," "expect," "intend," "may," "plan," "predict," "will" and similar terms and phrases, including references to assumptions. These forward-looking statements involve risks and uncertainties, including current trend information, projections for deliveries, backlog and other trend projections, that may cause our actual future activities and results of operations to be materially different from those suggested or described in this Annual Report on Form 20-F. These risks include: product demand; customer satisfaction and quality issues; labor disputes; competition, including recent intense price competition; our ability to achieve and execute internal business plans; worldwide political instability and economic growth; and the impact of any economic downturns and inflation, including any weakness in the currency, banking and equity markets of countries in the Asia/Pacific region.

If one or more of these risks or uncertainties materialize, or if underlying assumptions prove incorrect, our actual results may vary materially from those expected, estimated or projected. Given these uncertainties, users of the information included in this Annual Report on Form 20-F, including investors and prospective investors, are cautioned not to place undue reliance on such forward-looking statements. We do not intend to update the forward-looking statements included in this Annual Report on Form 20-F.

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

PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS -
         (Not applicable)

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE - (Not applicable)

ITEM 3.  KEY INFORMATION

Selected Financial Data

The following historical financial information should be read in conjunction with our audited consolidated financial statements and related notes, all of which are included elsewhere in this document and in "Operating and Financial Review and Prospects." The consolidated statements of income data for each of the three years ended December 31, 2000, 2001 and 2002 and selected consolidated balance sheet data as of December 31, 2001 and 2002 are derived from, and qualified by reference to, our audited consolidated financial statements included elsewhere in this document. The consolidated statements of income data for each of the years ended December 31, 1998 and 1999 and selected consolidated balance sheet data as of December 31, 1998, 1999 and 2000 are derived from our audited financial statements not included in this document.


                                                                        Year Ended December 31,
                                                         1998         1999        2000        2001        2002
Income Statement Data:
Revenue:
   Online services..............................       $14,450      $25,463      $55,121     $55,468     $51,268
   Other media services.........................        78,212       64,215       46,748      39,010      35,587
   Miscellaneous................................         1,681          594        1,184         807         631
                                                     --------------------------------------------------------------
Total revenue...................................        94,343       90,272      103,053      95,285      87,486
Operating expenses:
   Sales........................................        27,498       29,481       34,436      32,047      29,592
   Circulation..................................        15,413       13,069       13,337      11,757      11,581
   General and administrative...................        35,294       32,134       36,197      33,726      29,785
   Online services development..................         3,182        3,461        6,665       8,393       5,378
   Non-cash compensation expense(1).............             -            -       65,689       2,501       2,564
   Other(2).....................................           379          371        2,371       3,476       3,740
                                                     --------------------------------------------------------------
Total operating expenses........................        81,766       78,516      158,695      91,900      82,640
                                                     --------------------------------------------------------------
Income/(loss) from operations...................        12,577       11,756      (55,642)      3,385       4,846
Interest expense................................          (336)        (337)        (649)       (172)          -
Interest income.................................           732          558        1,135         357         439
Foreign exchange gains/(losses), net............           160          427           50        (470)         50
Write-down of investments.......................             -            -      (11,750)     (1,150)          -
                                                     --------------------------------------------------------------
Income/(loss) before income taxes...............        13,133       12,404      (66,856)      1,950       5,335
Income tax provision............................        (1,552)      (1,435)      (1,277)     (1,143)       (720)
                                                     --------------------------------------------------------------
Income/(loss) before minority interest..........      $ 11,581     $ 10,969     $(68,133)       $807      $4,615
                                                     ==============================================================
Equity in (loss)/income of affiliate............             -            -          (51)         51           -
Minority interest...............................             -            -          (37)        (83)       (308)
                                                     --------------------------------------------------------------
Net income/(loss)...............................       $11,581      $10,969     $(68,221)       $775      $4,307
                                                     ==============================================================
Basic and diluted net income/(loss) per share...         $0.46          $0.44     $(2.63)      $0.03       $0.16
                                                     ==============================================================
Cash dividends declared per share...............          0.80            0.60         -           -           -
Weighted average shares outstanding(3)..........        25,051       25,051       25,948      26,304      26,308

-------------------------------------------------------------------------------------------------------------------
                                                                              December 31,
                                                         1998         1999        2000         2001        2002
Balance Sheet Data:
   Cash and cash equivalents......................      $15,713     $15,433      $12,727     $20,236      $37,208
   Total assets...................................       46,960      46,645       55,706      53,602       62,650
   Net assets.....................................        9,686       5,710        8,161      11,601       18,522
   Long-term debt, less current portion                   5,366       3,540       16,084      15,963       15,856
   Total shareholders' equity.....................        9,686       5,710        8,161      11,601       18,522
___________________


--------------------------------------------------------------------------------

(1) Reflects the non-cash compensation expenses associated with the transfer of shares from the parent company to the chairman and chief executive officer of the Company and grants under the employee equity compensation plans. Approximately $623 (2001: $381; 2000: $291) represents sales expenses, $238 (2001: $87; 2000: $168) represents circulation, $1,179 (2001: $1,546; 2000:
     $65,044) represents general and administrative and $524 (2001: $487; 2000:
     $186) represents online services development expenses.

(2) Includes amortization of intangibles/software development cost and for the year ended December 31, 2000 also includes non-cash listing expenses of approximately $1.4 million.

(3) On April 14, 2000, in conjunction with our share exchange, we effectively consummated a 2,505 for 1 stock split. All share and per share amounts have been restated for all periods presented. For a further discussion of our share exchange, please see Note 21 of our consolidated financial statements appearing elsewhere in this document.

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

The revenue growth and profitability of our business depends significantly on the overall demand for Internet-based, business-to-business e-commerce solutions. We believe that the market for these solutions may be negatively impacted by a number of factors including reductions in marketing expenditures by customers and the overall weakening of global economies. These factors may give rise to a number of market trends that may slow our revenue growth. These trends include the lengthening of sales cycles, the deferral or delay of e-commerce projects, the reduction of expenditures for e-commerce solutions and related services, and increased price competition. If the current economic slowdown continues, the effects of the slowdown could adversely affect our business, results of operations or financial condition.

We have a limited history in the online services business and may be unable to expand our online services revenues.

We have a limited operating history in the online services business upon which you may evaluate us. We expect to generate a significant portion of our revenue in the future from our online services and related services. Our online services revenue model is evolving and may change significantly in the future. Currently, we derive most of our online services revenue from monthly fees paid by suppliers for Marketing Websites. All other online services, such as banner advertising, Private Buyer Catalogs and Private Supplier Catalogs, have not yet generated, and may never generate, significant revenue. If revenue from our online services does not continue to increase, our business, financial condition or operating results may be harmed.

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

In order to remain competitive and to grow our business, we may conclude selective acquisitions and enter into joint ventures and alliances. We may not be able to negotiate the terms successfully, finance the acquisition or arrangement, or integrate any new businesses, products or technologies into our existing business and operations. Even if we are successful in integrating any new businesses, products or technologies into our existing business, we may not achieve expected results, or we may not realize other expected benefits. If we are unable to make acquisitions and enter into joint ventures and alliance arrangements successfully, our growth and revenue may be harmed.

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

The operating results of companies in the e-commerce industry, including us, have experienced quarter-to-quarter fluctuations. Our buyer activity on Global Sources Online is often relatively slower during the summer and year-end vacation and holiday periods. Additionally, our online services revenue and print advertising revenue is seasonal and tends to be highest in the fourth quarter of each calendar year as a result of increased advertising and media buying in that quarter. As with other companies in our industry, our expenses are based upon expectations of revenue, and significant costs may be incurred before revenue is generated. If revenue in a quarter falls below the expectations of public market analysts, investors and shareholders, the price of our shares may fall.

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

Our customers in China provide more than 38% of our total revenues, and the size of our market in China is forecasted to continue growing for the next several years. The dependence we have on the China market and its revenues is significant, and adverse political and/or economic changes in China may cause our business to be harmed and our revenues to decline.

Any future economic or political instability in the Asia-Pacific region, from which we derive most of our revenue, could adversely affect our business and decrease our revenue.

In 2002, we derived more than 90% of our revenue from customers in the Asia-Pacific region. We expect that a majority of our future revenues will continue to be generated from customers in this region. At the time of the Asian economic crisis of 1997 and 1998, certain of our contracts were denominated and priced in foreign currencies. The conversion of these contract proceeds into U.S. dollars resulted in losses and is indicative of the foreign exchange risk assumed by us. During the Asian economic crisis, both our sales and revenues declined. If there is future political or economic instability in the Asia-Pacific region, our business may be harmed and our revenues may decrease.

Fluctuations in currency exchange rates may harm our results of operations.

We operate internationally and foreign exchange rate fluctuations may have a material impact on our results of operations. To the extent significant currency fluctuations occur in the New Taiwan dollar, the Chinese Renminbi or other Asian currencies or if the Hong Kong dollar were no longer pegged to the U.S. dollar, our revenue and profits would be affected. Currently, we do not hedge our exposure to foreign currency fluctuations.

Current weakness of the telecommunications and Internet infrastructure in the Asia-Pacific region could harm our business.

We are likely to continue to derive the majority of our e-commerce revenue in the future from the Asia-Pacific region. The quality of the telecommunications and Internet infrastructure, and telephone line availability in some Asia-Pacific countries is poor. This may contribute to lower than expected adoption of many of our services and may cause usage growth and revenue to fall below expectations. In addition, access fees are high in many Asia-Pacific countries, which also contributes to low usage and may adversely affect our growth and revenue potential.

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

We rely on third parties for catalog information, licenses, product delivery and technology products and services. We have no control over the accuracy, timeliness or effectiveness of the information, products and ser-vices of these third parties. As a result of third-party actions, we may fail to provide accurate, complete and current information about them and their products in a timely manner and to deliver products to buyers in a satisfactory manner.

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

We rely on the services of our independent sales force for the sales and marketing of our products and services. We have service agreements with various sales representative outsourcing firms that employ such sales personnel. Generally, either we or the outsourcing firm may terminate the service agreement between us upon short notice. We may not retain some of our outsourcing firms, or they may not retain some of their sales personnel or be able to replace them with equally qualified personnel. Furthermore, if an outsourcing firm terminates its agreement with us, some of our customers with a direct relationship with that outsourcing firm or its personnel may terminate their relationship with us.

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

Our executive officers and key employees are critical to our business. Our executive officers and key personnel may not remain with us and their loss may restrict our development of technology, and may reduce our revenues and cash flows. In particular, the services of our CEO, CFO, COO and CIO are important to our operations. If competitors hire our key personnel, it could allow them to compete more effectively by diverting customers from us and facilitating more rapid development of their competitive offerings.

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

Our inability to acquire or maintain effective Web domain names could create confusion and direct traffic away from our online services.

If we are not able to prevent third parties from acquiring Web domain names that are similar to the various Internet Web domain names that we own, third parties could create confusion that diverts traffic to other websites away from our online services, thereby adversely affecting our business. The acquisition and maintenance of Web domain names generally is regulated by governmental agencies. The regulation of Web domain names in the United States and in foreign countries is subject to change. As a result, we may not be able to acquire or maintain relevant Web domain names in all countries where we conduct business. Furthermore, the relationship between regulations governing such addresses and laws protecting proprietary rights is unclear.

If we release new services, catalog tools or software containing defects, we may need to halt further sales and/or services until we fix the defects, and our reputation could be harmed.

Our services depend on software that is complex and that may contain unknown and undetected defects, errors or performance problems. We may not discover defects, errors or performance problems that affect our new or current services or enhancements until after they are deployed. These defects, errors or performance problems could cause service interruptions, which could damage our reputation or increase our service costs, cause us to lose revenue, delay market acceptance or divert our development resources, any of which could severely harm our business.

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

In the past, we have received notices alleging intellectual property infringements. However, to date there has been no successful litigation directed against us with respect to the infringement and/or improper use of the intellectual property rights of third parties. We do not believe any current allegations will be sustained, or if sustained, will adversely affect our business.

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

Our common shares have been traded in the public market for a limited time and this market may not be sustained. As a result of the April 2000 share exchange, 1,189,949 of our common shares were listed on the NASDAQ National Market. We currently have as of December 31, 2002 approximately 1,065 shareholders, and approximately 6,149,840 shares that are tradable on the NASDAQ National Market.

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

ITEM 4.  INFORMATION ON THE COMPANY

History and Development of the Company

We are a leading facilitator of global merchandise trade. Our business began in 1971 in Hong Kong when we launched Asian Sources, a trade magazine to serve global buyers importing products in volume from Asia. Today, we are one of Asia's leading providers of trade information in print, online, on CD-ROM and face-to-face, meeting the marketing and sourcing needs of our supplier and buyer community.

While our core business facilitates imports from Asia, we also facilitate trade in the opposite direction. In 1985, we launched Electronics News for China for this purpose, and today we have several publications, their associated websites, leading events and conferences that provide information to high-tech design engineers and manufacturers in China and throughout Asia.

Realizing the importance of e-commerce, we commercially released the first version of Global Sources Transact software in 1991. We then became one of the first providers of business-to-business online services by launching Asian Sources Online in 1995. In 1999, we changed the name of Asian Sources Online to Global Sources Online.

We were originally incorporated under the laws of Hong Kong in 1970. In April 2000, we completed a share exchange with a publicly traded company based in Bermuda, and our shareholders became the majority shareholders of the Bermuda corporation. As a result of the share exchange, we became incorporated under the laws of Bermuda and changed our name to Global Sources Ltd.

Our capital expenditures during the year ended December 31, 2002 amounted to $4.2 million and were incurred mainly for computers, software and furniture and fixtures. Capital expenditures during the three months period ended March 31, 2003 amounted to $0.4 million and were incurred mainly for computers, software and a motor vehicle. Our capital expenditures were financed using cash generated from our operations. The net book value of capital assets disposed during the year ended December 31, 2002 and three months ended March 31, 2003 amounted to $0.2 million and approximately $NIL million respectively.

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

Business Overview

Global Sources facilitates global trade between buyers and suppliers, by providing the right information, at the right time, in the right format. We enable more effective buying and selling by providing valuable, industry-specific information and integrated marketing solutions through our online services, trade magazines, CD-ROMs, and conferences and exhibitions. In addition, we help companies create, manage and distribute their own product information by providing an end-to-end content management solution.

We serve an independently certified community of more than 378,000 active members in over 230 countries and territories. These individuals purchase direct goods in volume for resale. As of December 31, 2002, over 140,000 suppliers were listed in our online services. During the year ended December 31, 2002, buyers sent more than 3.3 million Requests For Information (RFIs) to suppliers through Global Sources Online. Our online services are comprised of 18 vertical and 14 geographic portals and we believe that they host more marketing and sourcing activity than any other global merchandise trade marketplace. Revenue from our online services grew from 15.3% of our total revenue for the year ended December 31,1998 to 58.6% of our total revenue for the year ended December 31, 2002. Online services revenue equaled $51.3 million for the year ended December 31, 2002.

The following table sets forth our revenue categories for the last three fiscal years:


                                                                       Year Ended December 31,
                                                                2000             2001            2002
Revenues:
    Online services..................................        $   55,121        $   55,468      $   51,268
    Other media services.............................            46,748            39,010          35,587
    Miscellaneous....................................             1,184               807             631
                                                             $  103,053        $   95,285      $   87,486

The following table represents our revenue by geographical areas for the last three fiscal years:


                                                                       Year Ended December 31,
                                                                2000             2001            2002

Revenues:
    Asia.............................................        $   95,388        $   88,427      $   81,456
    United States....................................             5,235             5,255           4,986
    Europe...........................................             1,083               908             525
    Other............................................             1,347               695             519
    Consolidated.....................................        $  103,053        $   95,285      $   87,486

We currently generate the majority of our revenue from suppliers in Asia, with China being our largest market at 38% of total revenue during fourth Quarter of 2002. Our revenue is derived from two primary sources:

     o Online Services - Our primary service is creating and hosting Marketing Websites that present suppliers' product and company information in a consistent and easily searchable manner on Global Sources Online. We also derive revenue from banner advertising fees.

     o Other Media Services - We publish trade magazines, which consist primarily of advertisements and independent editorial reports. We publish our core trade magazines monthly and several specialized magazines seasonally, as well as CD-ROM versions of our various vertical marketplaces on Global Sources Online. Suppliers pay for advertising in these media to promote their products and companies. We also derive revenue from hosting conferences and exhibitions, and from buyers that subscribe to our trade publications.

Industry background

The International Trade Market Opportunity

According to the World Trade Organization, global exports were approximately $6 trillion in 2001. They also reported that the ratio of world trade in goods and services to world GDP reached 29%, an increase of 19 percentage points since 1970.

The growth in global trade is supported by several factors, including the increased recognition of the benefits of free trade, the proliferation of free trade agreements, more efficient global communications and logistics, and more widespread use of electronic commerce technology. Due to its inherent fragmentation and complexity, global merchandise trade is particularly suited to benefit from e-commerce and online marketplaces.

International Trade Sourcing and Marketing Challenges

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

Our solution

We have developed solutions that streamline the sourcing and marketing processes associated with international trade and accordingly, enable more effective buying and selling. The key elements of our solutions are as follows:

Neutral platform that benefits both buyers and suppliers

The common interface of the Marketing Websites on Global Sources Online allows buyers to efficiently search, either by keyword, product, supplier or by geographic area, without having to navigate differently formatted sites of multiple suppliers. At the same time, global suppliers have a medium to promote and display their product offerings and thereby generate RFIs, or inquiries, from buyers.

Global coverage and breadth of products that perpetuates a growing buyer/supplier network

Buyers from 230 countries and territories made inquiries on our online services during the year ended December 31, 2002. As our base of active buyers increases, we believe that our online services will become increasingly attractive to suppliers and that the growth will become self-perpetuating. As the number of buyers and sellers using our services grows, our site becomes incrementally more attractive to additional buyers and sellers.

Complementary media that serve different market segments and satisfy different needs

We publish monthly and seasonal trade magazines and we produce CD-ROM versions of content from Global Sources Online. We also organize and host conferences and exhibitions.

Catalog tools that support buying and selling

My Catalog provides additional content, functionality and support for buyers compared to what is available on Global Sources Online. It enables buyers to maintain, in a secure, online environment, customized information from current and potential suppliers. Private Supplier Catalogs are password-protected online environments where suppliers can develop and maintain their own product and company data, and send information to online marketplaces or buyer catalogs.

Our growth strategy

Our goal is to be the leading creator and facilitator of global merchandise trade. Our strategy to achieve and maintain this goal has four primary components:

Expand Market Share in China

We will continue to pursue greater market share in China, through the use of our China representatives and dominant market position, to further facilitate two-way trade. We have over 20 years experience in this vast and rapidly expanding market. We currently have 800 team members in 42 locations in mainland China alone, the majority of whom are involved with sales and sales support.

Increase penetration of our online services

We intend to increase the penetration of our online services in our existing 18 vertical and 14 geographic markets. We have a team of over 700 sales representatives who focus on introducing our full line of services to the 140,000 suppliers listed on Global Sources Online.

We believe that this sales force plays a vital role in educating, attracting, retaining and supporting these customers. We believe that as Global Sources Online grows in content and usage, more buyers will be attracted, and thus, more suppliers will seek to maintain Marketing Websites and use our associated services.

Expand service offerings to high-tech manufacturers in Asia

Our strategy is to leverage our market leading position serving the information needs of high-tech manufacturers, including electronics engineers and buyers throughout Asia. We aim to increase market penetration and increase the range of services we offer.

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

Buyers purchase goods from suppliers who market themselves through our online services, trade magazines, CD-ROMs, as well as our conferences and exhibitions. We provide information that helps buyers evaluate numerous sourcing options so they can place orders with suppliers that offer them the best terms, conditions and capabilities.

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

Online Services

Through Global Sources Online we offer online services that assist buyers in identifying suppliers and products, and that allow suppliers to market their products to a wide variety of buyers. A key measure of the performance of our services is the quantity and quality of marketing and sourcing activity. During the year ended December 31, 2002, buyers made more than 3.3 million RFIs to suppliers through Global Sources Online, an increase of 17% over the same period in 2001.

Our primary service to suppliers is our Marketing Websites. Each Marketing Website is comprised of a home page, a company profile and an electronic, virtual showroom containing product profile pages on the supplier's products. Each product profile page contains detailed product information and specifications and a full color image.

Suppliers pay us a monthly fee for their Marketing Website that varies depending on the number of product profiles they choose to feature. For an additional flat fee, suppliers may upgrade to a Gold Website. This enables them to feature additional company information on their site, which may include details about their factories, management, quality controls and research and development.

Many suppliers choose to supplement their Marketing Websites with additional online marketing services. For example, suppliers can sponsor a particular product or other search category on Global Sources Online. When a buyer searches that category, the supplier's banner is displayed promoting its products or services, with a link to that supplier's Marketing Website.

Buyers may search Global Sources Online by product, by keyword, by supplier or by country. A key feature of Global Sources Online is the common interface to suppliers' information, making it unnecessary for buyers to leave our website to visit numerous individual supplier websites, each with a different data structure and design. Another important feature of Global Sources Online is "Product Alert." Buyers set their profiles by registering for product categories about which they would like to receive information. They are then notified by e-mail whenever there is new advertising or editorial content in the product categories they specified.

Private Catalogs

We offer My Catalog for buyers to make their sourcing and purchasing activities more efficient. My Catalog has all the functionality of Global Sources Online plus additional content, functionality and support. The catalogs enable buyers to maintain personalized product and supplier information for current and/or potential suppliers. We launched earlier versions of this service in 1998, called Private Buyer Catalogs. Today, large buying organizations, including Radio Shack, AEON and Lotte use the service.

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

Other Media Services

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

We also publish the following specialized magazines and CD-ROMs seasonally and/or for special trade events:

Global Sources Auto Parts & Accessories       Global Sources Security & Safety
Global Sources DIY & Home Center              Global Sources Sporting Goods &
                                                Outdoor Equipment
Global Sources Furniture & Housewares         Global Sources Stationery & Office
Equipment Global Sources Trimmings & Fabrics  Global Sources Timepieces Global
Sources Lighting & Electricals                Global Sources Electronic
                                               Components - Spring & Fall
                                               special editions

Our trade magazines contain advertisements from suppliers, as well as our independent editorial features, which include market reports and product surveys. Our CD-ROMs provide buyers with an offline, electronic means of accessing content found within the vertical marketplaces on Global Sources Online. In addition to our paid subscription base, we distribute samples of our trade magazines and CD-ROMs free of charge to prospective customers at a variety of trade shows and events.

Asia and China-focused Services

In addition to our primary services, our 32-year history and local market expertise in Asia have enabled us to become a leading provider of information to electronics engineers, exporters and executives throughout the Asian region. We have created three websites and publish three magazines covering this segment of our business. In addition, we host several conferences and events each year for a variety of participants in the Asian electronics markets.

Websites

   Website                                   Description
   Chief Executive China Online              -- A resource focusing on excellent
     www.cec.globalsources.com                  management practice for China's
                                                business leaders.

   Electronic Engineering Times Online       -- Provides news about electronic
     English - www.eetasia.com                  products and their applications.
     Simplified Chinese - www.eetchina.com      Available in traditional and
     Traditional Chinese - www.eettaiwan.com    simplified Chinese, English,
     Korean - www.eetkorea.com                  and Korean.
   Electronic Buyers' News China Online        -- Provides global and local
     www.ebnchina.com                           industry news summaries and
                                                product updates that impact
                                                Mainland China's electronics
                                                manufacturers.

Magazines

   Magazine                                     Description
   Global Sources Chief Executive China         -- Published monthly in
                                                   simplified Chinese; serves
                                                   senior mainland China
                                                   management with features on
                                                   management techniques,
                                                   strategies and case studies.

   Electronic Engineering Times - China         -- Published biweekly in five
   Electronic Engineering Times - Korea            editions; delivers the latest
   Electronic Engineering Times - Taiwan           high-tech components and
   Electronic Engineering Times - Asia             techniques to Asia's
   Electronic Engineering Times - Hong Kong        engineering community in
                                                   Chinese, Korean and English.

 Electronic Buyers' News China                  -- Published monthly in
                                                   simplified Chinese; serves
                                                   electronics enterprise
                                                   managers who are responsible
                                                   for component, material and
                                                   equipment purchasing
                                                   decisions.

Customers

We provide services to a broad range of international buyers and suppliers in various vertical trading communities.

Suppliers

Suppliers from more than 150 countries and territories, approximately 90% of which are currently Asian manufacturers and trading companies, are currently listed and categorized on our websites. None of our supplier customers represented more than 1% of our revenue during the year ended December 31, 2002.

Buyers

Across the vertical markets we currently cover, we serve over 378,000 unique, active buyers who have made an RFI using Global Sources Online, or received a magazine or CD-ROM within the last 12 months. Specific procedures used to determine the reliability of the number of unique buyers were performed by an internationally-recognized accounting firm.

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

Sales and marketing

Our global sales organization consists of approximately 700 full-time independent representatives in more than 60 locations. These representatives focus on developing and maintaining relationships with suppliers that are current customers and seek to increase the number of suppliers using our services. Online services and print advertising revenue is seasonal and tends to be highest in the fourth quarter of each calendar year. Representatives collectively make an average of 40,000 supplier visits per month. The largest representative sales offices are located in Beijing, Guangzhou, Hong Kong, Seoul, Shanghai, Shenzhen and Taipei.

Our marketing strategy leverages our database of 140,000 suppliers currently listed on Global Sources Online. Sophisticated analyses of buyer and supplier profile data enable us to target our marketing programs to areas ranging from specific product categories within verticals to entire geographic markets.

Our Community Development group is responsible for marketing our solutions to the global buyer community through online advertisements and promotions, trade show exhibitions and direct mail campaigns. Teams of analysts within this group research buyer and supplier use of our online and print media and track buyer and supplier trends in the global markets.

Content development

Our Content Development group is responsible for compiling, editing, integrating and processing the content that appears in our online services, print media and CD-ROMs. Within Content Development, the Ad Operations and Editorial groups compile materials from client suppliers and freelance writers, respectively, and transform these materials into the advertising and editorial content in our online and print media. Research teams analyze customer content usage to direct content development and work with sales representatives and marketing staff to develop appropriate content for new vertical communities. Our Site Team is responsible for evaluating and integrating content into our online services, as well as maintaining the overall integrity of such services. In addition, members of the Content Development group manage the pre-press production work and print production processes associated with the creation of our trade magazines and maintain the back-end supplier database, which is the foundation for our online supplier and product information.

Customer service

We have established customer service centers employing approximately 24 people that handle more than 220,000 customer queries per year. Singapore is our customer service headquarters and Shenzhen, China is our Chinese language support center.

Strategic relationships

We have formed license-based partnerships with third parties to operate regional online marketing services such as South African Sources, Turkish Sources and Indonesian Sources. These enable suppliers within the relevant geographic regions to promote their products and services to buyers located primarily outside of such regions.

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

In November 2001, we formed a strategic alliance with the WorldWide Retail Exchange (WWRE), to offer a supplier sourcing program for WWRE members and Asian suppliers.

Technology and systems

We use a combination of commercial software and internally developed systems to operate our websites and services. We have invested more than $30.3 million from 1995 to 2002 in online services development. Currently, we have 141 full-time employees and team members engaged in technology development, maintenance, software customization and data center operations.

Our online marketplace services are run on the Oracle DBMS release 8. The catalog application that supports Global Sources Online's core functions uses a Java Application Platform.

Our servers are hosted by Singapore Telecom. We have a dedicated 10Mbps link to SingTel's IX backbone, while Singapore Telecom maintains a 777 Mbps link to the United States and direct links to most countries in Asia. We use Storage Tech Enterprise tape back-up systems as well as servers located at our Singapore facility for back-up. For the year ended December 31, 2002 our external network had approximately 100% uptime.

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

Online global trade marketplaces are relatively new and still evolving. We may compete with a variety of organizations that have announced their intention to launch, or have already launched, solutions that compete to some degree with ours. These businesses include consortium exchanges, government trade promotion bodies, domestic retail marketplaces, international trade marketplaces, global standards organizations, transaction software and services providers, auction and reverse auction service providers and distributor, sell-side marketplaces. We may be at a competitive disadvantage to companies that have greater financial resources, more ad-vanced technology or that offer lower cost solutions than ours. In addition, some buyers and suppliers may have developed in-house solutions for the online sourcing and marketing of goods and may be unwilling to use ours.

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

We have registered trademarks in China, the European Union, Germany, Hong Kong, Israel, Japan, Malaysia, Mexico, Singapore, South Korea, Taiwan, Thailand and the United States for "Asian Sources" and we have many other registered trademarks and trademarks pending registration in various countries, including trademark registrations for "Global Sources" in Australia, China, Hong Kong, Israel, Mexico, South Korea, Switzerland and Taiwan.

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

Government regulation

Our services are, to the best of our knowledge, compliant with government regulations in each country and territory in which we do business. Additionally, we maintain strict internal policies regarding the legality of data that is publicly available on our websites.

Internet Regulation

There are an increasing number of laws and regulations pertaining to the Internet. In addition, a number of legislative and regulatory proposals are under consideration by federal, state and local and foreign governments and agencies. Laws or regulations may be adopted with respect to the Internet relating to the liability for information retrieved from or transmitted over the Internet, online content regulation, user privacy, taxation and the quality of products and services. Moreover, it may take years to determine whether and how existing laws such as those governing issues relating to intellectual property ownership and infringement, privacy, libel, copyright, trademark, trade secret, design rights, taxation and the regulation of, or any unanticipated application or interpretation of existing laws, may decrease the use of the Internet, which could in turn decrease the demand for our services, increase our cost of doing business or otherwise have a material adverse effect on our business, financial condition, prospects and operating results.

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

Legal proceedings

We are a party to litigation from time to time in the ordinary course of our business. We do not expect the outcome of any of this litigation to have a material adverse effect on our business.

Organizational Structure

We own, directly or indirectly, 100% of the following significant subsidiaries:
Trade Media Holdings Limited (Cayman Islands), Trade Media Limited (Cayman Islands), ASM Business Services Limited (Cayman Islands), World Executive's Digest Limited (Cayman Islands), Trade Management Software Limited (Cayman Islands), Lazenby Services Limited (British Virgin Islands), Media Data Systems Pte Ltd (Singapore), Publishers Representatives Limited (Hong Kong), Equitable Accounting Services Limited (Hong Kong), Floro Company Limited (Hong Kong), Trade Magazine Productions Limited (Hong Kong), Trade Management Software (HK) Limited (Hong Kong), Pine Grove B.V. (The Netherlands) and Global Sources USA, Inc. (Delaware); and 60.1% of eMedia Asia Ltd. (Barbados).

Properties

We do not own any of our offices. Generally, we lease our office space under cancelable and non-cancelable arrangements with terms of two to five years. We also service and soon will service our customers through independent sales representative offices located in Australia, Hong Kong, India, Israel, Japan, Malaysia, The Netherlands, the Philippines, Singapore, Taiwan, Thailand, the United Kingdom, the United States and approximately 40 locations in China. We lease in the aggregate approximately 145,313 square feet of executive and administrative offices in China, Hong Kong, the Philippines, Singapore and Taiwan. Our aggregate base rental and building management fees payments in 2002 were approximately $1.9 million.

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

Online services -- Our primary service is creating and hosting Marketing Websites that present suppliers' products and company information in a consistent and easily searchable manner on Global Sources Online. We also derive revenue from banner advertising fees. We ratably recognize the fees we receive to display a supplier's advertisement or company data over the contractual term, which is generally six to 12 months.

Other media services -- We publish trade magazines, which consist primarily of product advertisements from suppliers and our independent editorial reports and product surveys. We publish our core trade magazines monthly, and several specialized magazines seasonally. Suppliers pay for advertising in our trade magazines to promote their products and companies. We also derive revenue from buyers that subscribe to our trade publications. We also offer CD-ROM versions of the content on Global Sources Online. We recognize revenue ratably over the period during which the advertisement is displayed, generally not exceeding one year. We also host exhibitions and recognize the revenue for these exhibitions at the conclusion of these events.

Our sales costs consist of the commissions and marketing fees we pay to our independent and related party sales representatives, as well as support fees for processing sales contracts and incentive payments. These representatives sell online services and advertisements in our trade magazines and earn a commission as a percentage of the revenue generated.

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

Revenues from advertising in trade magazines and Websites are recognized ratably in the period in which the advertisement is displayed. Advertising contracts do not exceed one year. Revenue from sales of trade magazines is recognized upon delivery of the magazine. Magazine subscriptions received in advance are deferred and recognized as revenue upon delivery of the magazine. Revenue from the provision of maintenance service is deferred and recognized ratably over the maintenance service period. Revenue from hosting business seminars is recognized at the conclusion of the seminar.

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

To account for the development costs related to the products to be sold, leased or otherwise marketed, we adopted SFAS No. 86, "Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed." Development costs incurred subsequent to the establishment of the technological feasibility of the product are capitalized. The capitalization will end when the product is available for general release to customers.

Our policies on capitalized software development costs determine the timing and our recognition of certain development costs. In addition, these policies determine whether the costs are capitalized or recorded as expenses.

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

Impairment of long-lived assets

Property and equipment are amortized over their estimated useful lives. Useful lives are based on management's estimates of the period that the assets will generate revenue and can be productively employed.

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

Results of operations

The following table sets forth our results of operations as a percentage of total revenue:


                                                                   Year Ended December 31,
                                                              2000           2001          2002
Income statement data:
Revenue:
Online services......................................         54%             58%           59%
Other media services.................................         45              41            40

                                                                   Year Ended December 31,
                                                              2000           2001          2002

Miscellaneous........................................          1               1             1
Total revenue........................................        100             100           100
Operating expenses:
Sales................................................         33              34            34
Circulation..........................................         13              12            13
General and administrative...........................         35              35            34
Online services development..........................          7               9             6
Non-cash compensation................................         64               3             3
Other................................................          2               3             4
Total operating expenses.............................        154              96            94
Income/(loss) from operations........................        (54)%             4%            6%
Net income/(loss)....................................        (66)%             1%            5%


The following table represents our revenue by geographical areas as a percentage of total revenue:

                                                                    Year Ended December 31,
                                                               2000          2001           2002
Asia.................................................           93%            93%           93%
United States........................................            5              5             6
Europe...............................................            1              1             1
Other................................................            1              1             0
                                                          ---------------------------------------------
Total revenue........................................          100%           100%          100%
                                                          ---------------------------------------------


Fiscal Year 2002 Compared to Fiscal Year 2001

Revenue

During the year ended December 31, 2002, our online services revenue declined by $4.2 million or 8% to $51.3 million as compared with $55.5 million during the year ended December 31, 2001. Revenues from our other media services declined by $3.4 million or 9% to $35.6 million during the year ended December 31, 2002 as compared with $39.0 million during the year ended December 31, 2001. Total revenues for the year ended December 31, 2002 were $87.5 million compared with $95.3 million for the year ended December 31, 2001, a decline of $7.8 million or 8%.

Revenues have been affected by the poor global economy, and especially the severe recession in some of the company's traditional markets, Hong Kong and Taiwan, which accounted for 60% of the company's revenues for fiscal year 2000. However, Global Sources has made substantial progress in developing its customer base in China as manufacturing and investment moves into China, which has offset much of the decline in other markets. Revenues from China grew by 10% during fiscal year 2002, making China the Company's largest market and China now accounts for 38% of total revenues.

Our goal is to be the leading creator and facilitator of global merchandize trade. Our key strategies to achieve and maintain this goal are as follows:

Our primary strategy is to expand in China by facilitating two-way trade. As manufacturers in the rest of Asia adapt to the seismic shifts being caused by China's growth, we have anticipated the needs of buyers and suppliers, and have developed the expertise to address them. For example, our online sourcing capabilities provide buyers with unrivalled access to the Chinese export manufacturing powerhouse. We also serve the importing needs of China's high-tech manufacturers with several publications and associated Websites, such as our popular Electronic Engineering Times.

The other strategy is to improve the penetration of our services in all of our markets. This includes increasing the adoption and functionality of our electronic catalog solutions, and expanding our business serving Asia's high-tech manufacturers located outside of China.

The objective is to steadily increase the usage of our print and online solutions by bringing together a critical mass of buyers and suppliers. By doing this, we believe our services will inherently create value for those users. Then, each new buyer increases the value to suppliers, and likewise, each new supplier gives buyers more choices. Thus, as our community grows, so does our leadership position.

Operating expenses

Sales

The Company utilizes sales representatives in various territories to promote the Company's products and services. Under these arrangements, the sales representatives are entitled to commissions as well as marketing fees. Commissions expense is recorded when the associated revenue is recognized or when the associated accounts receivable are paid, whichever is earlier, and is included in sales expenses.

The sales representatives, which are mainly corporate entities, handle collections from clients on behalf of the Company. Included in receivables from sales representatives are amounts collected on behalf of the Company as well as cash advances made to the sales representatives. As of December 31, 2001, the board of directors of eight of these sales representative companies included a director nominated by the Company to monitor the receivables collected from our clients by these related party sales representatives, and to monitor any changes to the authorized signatories of the depository bank accounts. The nominated directors were employees of the Company. The Company and the nominated directors did not have any interest in the share capital of the sales representatives companies. However, as of December 31, 2002, we do not have any nominated directors on the board of directors of any of our sales representative companies.

Sales costs consist of the commissions and marketing fees paid and incentives provided to our independent sales representatives and sales support costs. Sales costs declined from $32.0 million during the year ended December 31, 2001 to $29.6 million during the year ended December 31, 2002, a decline of 8% due mainly to a decline in revenue.

Circulation

Circulation costs consist of the costs relating to our trade magazine publishing business, specifically printing, paper, bulk circulation, subscription promotions and customer services costs.

Circulation costs declined slightly from $11.8 million during the year ended December 31, 2001 to $11.6 million during the year ended December 31, 2002, a decline of 2% due to a decline in printing costs and paper consumption.

General and Administrative

General and administrative costs consist mainly of corporate staff compensation, information and technology support services, content management services, marketing costs, office rental, depreciation, communication and travel costs.

General and administrative costs declined from $33.7 million during the year ended December 31, 2001 to $29.8 million during the year ended December 31, 2002, a decline of 12% due to our cost reduction measures that resulted in a decline in marketing expenses, information technology support costs, telecommunications costs and payroll costs, and a decline in content management services costs in the first half of 2002.

Development Costs

Development costs consist mainly of payroll, office rental and depreciation costs relating to the enhancements of Global Sources Online.

Development costs to fund the expansion of our online services declined from $8.4 million during the year ended December 31, 2001 to $5.4 million during the year ended December 31, 2002, a decline of 36%. This decline resulted from reductions in fees paid to consultants and capitalization of expenses related to the internal development of new software and software tools.

Non-Cash Compensation Expenses

The Company has issued share awards under several equity compensation plans ("ECP") to both employees and team members. The total non-cash compensation expense, resulting from the ECP, recorded by the company during the years ended December 31, 2002 and 2001 was $2.6 million and $2.5 million, respectively. The corresponding amounts for the non-cash compensation expenses are credited to Shareholders' equity.

Other Non-Cash Expenses

Other non-cash expenses consist of amortization of software development costs and amortization of intangibles.

Other non-cash expenses during the year ended December 31, 2002 were $3.7 million, consisting mainly of amortization of software development costs, compared to $3.5 million for the year ended December 31, 2001, consisting of $3.1 million for amortization of software development costs and $0.4 million for amortization of intangibles.

Income from Operations

Income from operations for online services grew to $6.3 million during the year ended December 31, 2002 from $6.0 million during the year ended December 31, 2001, an increase of 5%. The improvement resulted mainly from declines in sales costs, general administration costs and online development costs compared to last year, offset partially by the decline in online services revenue. The total income from operations during the year ended December 31, 2002 was $4.8 million compared to $3.4 million during the year 2001. The improvement was mainly due to declines in sales costs, general administration costs and online development costs compared to last year, offset partially by the decline in total revenue.

Income Taxes

The company and certain of its subsidiaries operate in the Cayman Islands and other jurisdictions where there are no taxes imposed on companies. Certain of the Company's subsidiaries operate in Hong Kong and Singapore and are subject to income taxes in their respective jurisdictions. Also, the Company is subject to withholding taxes for revenues earned in certain other countries.

We reported a tax provision of $0.7 million during the year ended December 31, 2002 and $1.1 million during the year ended December 31, 2001.

Net Income

Net income was $4.3 million during the year ended December 31, 2002, compared to a net income of $0.8 million during the year ended December 31, 2001. The improvement was mainly due to declines in sales costs, general administration costs, online development costs and exchange loss compared to last year, and the $1.2 million write-down of investments recorded in year 2001, offset partially by a decline in revenue.

Fiscal Year 2001 Compared to Fiscal Year 2000

Revenue

During the year ended December 31, 2001, our online services revenues increased despite the effects of the slow down in the US economy by $0.4 million or 1% to $55.5 million as compared with $55.1 million in last year, as a result of our increased sales efforts and the continuing acceptance by our clients of Global Sources Online services as a way of conducting export trade. Revenues in our other media services declined by $7.7 million or 16% to $39.0 million during the year ended December 31, 2001 as compared with $46.7 million during the year ended December 31, 2000, as a result of our on-going emphasis on online services. Total revenues for the year ended December 31, 2001 were $95.3 million compared with $103.1 million for the year ended December 31, 2000, a decline of $7.8 million or 8% mainly due to the effect of the slow down in the global economy.

Operating expenses

Sales

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

Development Costs

Development costs consist mainly of payroll costs, and office rental and depreciation relating to the enhancement of Global Sources Online, Private Buyer Catalogs and Private Supplier Catalogs. Development costs to fund the expansion of our online services increased from $6.7 million during the year ended December 31, 2000 to $8.4 million during the year ended December 31, 2001, an increase of 25%. This increase resulted from our continuing efforts to enhance our online services.

Non-Cash Compensation Expenses

The Company has issued share awards under a variety of equity compensation plans to both employees and team members. The total non-cash compensation expense, resulting from the ECP plans recorded by the com-pany during the year ended December 31, 2001, was $2.5 million. The total non-cash compensation expenses, resulting from the ECP plans and the transfer of shares from the parent company to the chairman and chief executive officer of the Company, recorded by the Company during the year ended December 31, 2000, was $65.7 million.

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

Income from Operations

Income from operations for online services grew to $6.0 million during the year ended December 31, 2001 from a loss of $24.6 million during the year ended December 31, 2000, an improvement of 76%. The improvement is mainly attributable to the reduction in non-cash compensation expenses, sales costs and general and administrative expenses compared to year 2000, offset partially by an increase in online services development costs. The total income from operations during the year ended December 31, 2001 was $3.4 million compared to a loss of $55.6 million during the year ended December 31, 2000. The improvement was mainly due to reductions in non-cash compensation expenses, sales costs, circulation expenses and general and administrative expenses, offset partially by reductions in total revenue, increases in online services development costs and amortization of software development cost.

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

During the fourth quarter of year 2000, based on the then available financial positions of the investee companies, we wrote down 100% of one of the investments that includes the loan. Subsequently, during the year ended December 31, 2001, this company went into liquidation. We estimated the value of the second investment at $1.2 million based on the financial position and the business model of the investee and we recorded an $8.8 million impairment loss during the fourth quarter ended December 31, 2000.

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

Net Income

Net income was $0.8 million during the year ended December 31, 2001, compared to a net loss of $68.2 million during the year ended December 31, 2000. The improvement was due mainly to reductions in non-cash compensation expenses, and write-downs of investments, sales costs, circulation expenses and general and administrative expenses, offset partially by a reduction in revenue, an increase in online services development costs and amortization of software development costs.

Liquidity and Capital Resources

We financed our year 2002 activities using cash generated from our operations.

Net cash generated from operating activities was $20.7 million during the year ended December 31, 2002 compared to $15.5 million cash generated from operating activities during the year ended December 31, 2001. The primary source of cash from operating activities was collections from our customers received through our independent and related party sales representatives.

Net cash used for investing activities was $3.7 million during the year 2002, which was used principally for capital expenditures for computers, software, internal software development and renovations of leasehold properties. Net cash used for investing activities during 2001 was $4.1 million, which was used principally for capital expenditure for computers, software and furniture and fixtures.

Net cash generated from financing activities was $0.05 million during the year 2002, which represents the amount received from directors for the shares subscribed by them in the director's stock option plan. Net cash used for financing activities was $3.8 million in year 2001, which resulted from the repayment of the short-term loan, offset partially by the amount received from a director for the shares subscribed by him in the directors stock option plan.

We have an existing credit facility with Bank of Bermuda (Isle of Man) Limited, which may be drawn in tranches of a minimum of US $1.0 million. The lender may request that we secure our borrowings under the credit facility. The credit facility bears interest, payable quarterly in arrears, at the London Inter-Bank Market Rate plus 0.5%. The credit facility can be used for investments, working capital and general corporate purposes. Our principal shareholder, Hung Lay Si Co. Ltd., has guaranteed all of the obligations under the credit facility. On March 20, 2002, the credit facility was renewed for $10.0 million, for one year subject to the same terms and conditions as applicable to the original facility. We did not draw on that credit facility during the year, and we have no bank debt as at December 31, 2002. On March 7, 2003, the credit facility was renewed for $10.0 million for a further one year period subject to same terms and conditions as applicable to the original facility.

We also hold a Documentary Credit facility with the Hongkong and Shanghai Banking Corporation Limited, for providing documentary credits to our suppliers. This facility has a maximum limit of $0.8 million. One of our fellow subsidiaries has guaranteed our obligations under the credit facility. As at December 31, 2002, the unutilized amount under this facility was approximately $0.7 million.

We continuously monitor collections from our customers and maintain adequate allowance for doubtful accounts. While credit losses have historically been within our expectations and the allowances established, if the bad debts significantly exceed our provisions, additional allowances may be required.

Advance payments received from customers were $18.3 million as of December 31, 2002, compared to $17.1 million as at December 31, 2001, improving our liquidity. We believe that cash and cash equivalents at December 31, 2002 and cash forecasted to be generated from future operations will be sufficient to meet our working capital needs and capital expenditures anticipated by our 2003 operating plan. Based on this plan, we anticipate to be cash flow positive and our cash and cash equivalents to increase during 2003. We can also draw from the credit facility mentioned above as and when required.

There were no material commitments for capital expenditures as of December 31, 2002 and as of March 31, 2003.

The estimated future minimum lease rental payments for office facilities under non-cancelable operating leases as of December 31, 2002 were as follows:

             Year Ending December 31,               Operating Leases
             -----------------------                ----------------
                 2003                                  $       394
                 2004                                          337
                 2005 onwards                                   --
                                                     ----------------
                                                       $       731
                                                     =================

Recent Accounting Pronouncements

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

In June, 2001, FASB issued SFAS No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 requires all business combinations initiated after June 30, 2001 to be accounted for using the purchase method. Under SFAS No. 142, goodwill and intangible assets with indefinite lives are no longer amortized but are reviewed annually (or more frequently if impairment indicators arise) for impairment. Separable intangible assets that are not deemed to have indefinite lives will continue to be amortized over their useful lives (but with no maximum life). The amortization provisions of SFAS No. 142 apply immediately to goodwill and intangible assets acquired after June 30, 2001. With respect to goodwill and intangible assets acquired prior to July 1, 2001, we adopted SFAS No. 142 effective January 1, 2002. As goodwill was fully amortized and no acquisitions occurred during 2001, management believes that the adoption of these standards did not have a material impact on the Company's financial statements of position, results of operations, or cash flows.

In June 2001, FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." This statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The purpose of this statement is to develop consistent accounting for asset retirement obligations and related costs in the financial statements and provides more in-formation about future cash outflows, leverage and liquidity regarding retirement obligations and the gross investment in long-lived assets. We adopted SFAS No. 143 effective January 1, 2003 and believe that the adoption of this standard did not have a material impact on the Company's financial statements of position, results of operations, or cash flows.

In August 2001, FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." This statement addresses financial accounting and reporting for the impairment or disposal of long-lived assets, superseding SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." The statement also supersedes the accounting and reporting provisions of APB Opinion No. 30, Reporting the Results of Operations -- Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions, for segments of a business to be disposed. The Company adopted this statement effective January 1, 2002 and believes that the adoption of this standard did not have a material impact on the Company's financial statement of position, results of operations, or cash flows.

In April 2002, FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections." The provisions of this Statement relating to the rescission of Statement 4 will be effective for fiscal years beginning after May 15, 2002. The provisions in paragraphs 8 and 9(c) of this Statement relating to Statement 13 are effective for transactions occurring after May 15, 2002. All other provisions of this Statement are effective for financial statements issued on or after May 15, 2002. We believe that the adoption of this standard does not have a material impact on the Company's financial statements of position, results of operations, or cash flows.

In December 2002, FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure," which requires additional disclosures in interim and annual financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The disclosure provisions of SFAS No. 148 are effective for fiscal years ending after December 15, 2002.

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

This decline in revenues occurred due to contracts being denominated and priced in foreign currencies prior to devaluations in Asian currencies. The conversion of these contract proceeds to U.S. dollars resulted in losses and reflects the foreign exchange risk assumed by us between contract signing and the conversion of cash into U.S. dollars. We believe this risk is mitigated because historically a majority (ranging between 55% to 60%) of our revenues are denominated in U.S. dollars or are received in the Hong Kong currency which is currently pegged to the U.S. dollar. Correspondingly, a majority (approximately 85%) of our expenses are denominated in Asian currencies. To the extent significant currency fluctuations occur in the New Taiwan dollar, the Chinese Renminbi or other Asian currencies, or if the Hong Kong dollar is no longer pegged to the U.S. dollar, our revenues and expenses may fluctuate in tandem thus reducing the net impact on our profits.

In the years ended December 31, 2001 and 2002, we have not engaged in foreign currency hedging activities.

During the years ended December 31, 2001 and 2002, the Company derived more than 90% of its revenue from customers in the Asia-Pacific region. The Company expects that a majority of its future revenue will continue to be generated from customers in this region. Future political or economic instability in the Asia-Pacific region could negatively impact the business.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

The following table sets forth information regarding the persons who are our executive officers and directors.

Name                         Age  Position
Merle A. Hinrichs.........   61   Director, Chairman and Chief Executive Officer
Eddie Heng Teng Hua.......   52   Director and Chief Financial Officer
J. Craig Pepples..........   42   Chief Operating Officer
Bill Georgiou.............   58   Chief Information Officer
Sarah Benecke.............   46   Director
David F. Jones............   38   Director
Jeffrey J. Steiner........   66   Director
Roderick Chalmers.........   55   Director
Dr. H. Lynn Hazlett.......   66   Director

Mr. Hinrichs has been a Director of the Company since April 2000 and is currently its Chairman and Chief Executive Officer. A co-founder of the business, he was the principal executive officer of Trade Media Holdings Limited a Cayman Islands corporation wholly-owned by the Company ("Trade Media") from 1971 through 1993 and resumed that position in September 1999. From 1994 to August 1999, Mr. Hinrichs was chairman of the ASM Group, which included Trade Media. Mr. Hinrichs is a director of Trade Media and has also been the Chairman of the Board of Trade Media. Mr. Hinrichs graduated from the University of Nebraska and Thunderbird, the American Graduate School of International Management ("Thunderbird"). Mr. Hinrichs is a co-founder and former chairman of the Society of Hong Kong Publishers. He is a member of the board of trustees of Thunderbird and is a board member of the Economic Strategy Institute. His term as director expires in 2003.

Mr. Steiner has been a Director of the Company since November 1999. Mr. Steiner also has been a director of The Fairchild Corporation ("Fairchild") since 1985. He has been the chairman of the board and chief executive officer of Fairchild since December 1985 to the present. Mr. Steiner was president of Fairchild from July 1991 to September 1998. He is director of Franklin Holding Corp. His term as director expires in 2003.

Mr. Chalmers has been a Director of the Company since October 2000. He was chairman, Asia-Pacific, of PricewaterhouseCoopers ("PwC") and a member of PwC's Global Management Board from 1998 until his retirement in July 2000. He was a 30-year veteran with PwC merger partner Coopers & Lybrand with specialist experience in the securities industry. He has at various times been a non-executive director of the Hong Kong Securities and Futures Commission, a member of the Takeovers and Mergers Panel, and chairman of the Working Group on Financial Disclosure. He is a director of Gasan Group Limited (Malta). His term as director expires in 2003.

Mr. Heng has been the Chief Financial Officer (previously entitled vice president of finance) since 1994 and has been a director of the Company since April 2000. He joined the Company in August 1993 as deputy to the vice president of finance. He received an MBA from Shiller International University in London in 1993, is a CPA, a member of the Institute of Certified Public Accountants, Singapore, and a Fellow Member of The Association of Chartered Certified Accountants in the United Kingdom. Prior to joining us, he was the regional financial controller of Hitachi Data Systems, a joint venture between Hitachi and General Motors. His term as director expires in 2004.

Ms. Benecke has been a Director of the Company since April 2000, and, since 1993, has been a director of Trade Media. Ms. Benecke was the Company's principal executive officer from January 1994 through August 1999. She joined the Company in May 1980 and served in numerous positions, including publisher from 1988 to December 1992 and chief operating officer in 1993. She graduated with a B.A. from the University of New South Wales, Australia. Her term as director expires in 2004.

Mr. Jones has been a Director of the Company since April 2000. Mr. Jones was an executive at MacQuarie Direct Investment, a venture capital firm in Sydney, Australia from 1994 to August 1999. He founded and ran UBS Capital in Australia from July 1999 to September 2002. He is currently a director of the following companies: Castle Harlan Australian Mezzanine Partners Pty. Limited, an Australian buyout firm; Otowa Pty Ltd.; Sheridan Australia Pty Ltd.; Penrice Soda Products Pty Ltd.; Miller's Retail Ltd., which is one of our customers. Mr. Jones has an MBA from Harvard Business School and is a mechanical engineering graduate from the University of Melbourne. His term as director expires in 2005.

Dr. H. Lynn Hazlett has been one of our directors since October 2000. He was a former chief executive officer and president of QRS Corporation, a leading US-based provider of supply chain management solutions to the retail industry, until his retirement in 2000. He previously managed Supply Chain Associates, an international consulting firm until 1997. Prior to that he was corporate vice president at VF Corporation, the US apparel company, from 1989 to 1994. Dr. Hazlett has a doctorate in Economics and Automated Systems from George Washington University. His term as director expires in 2005.

Mr. Pepples has been our Chief Operating Officer since June 1999 and is responsible for our worldwide operations, including interactive media, corporate marketing, community development, information services, human resources and finance. Mr. Pepples joined Trade Media in October 1986 in an editorial capacity, managed Trade Media's sales in China from 1989 to 1992, and served as country manager for China from 1992 to June 1999. Mr. Pepples graduated with a B.A. in Linguistics from Yale University.

Mr. Georgiou was appointed our Chief Information Officer (previously Chief Technology Officer) in January 2001. Mr. Georgiou has had over 20 years' experience in information technology, most recently as a consultant with 3Com Technologies during 2000 and as IT Director with Park N'Shop (HK) Ltd., a subsidiary company of A.S. Watson, from 1999 to 2000. He received his B.Ec. (Honours degree) and M.B.A. from the University of Adelaide.

Compensation

For the year ended December 31, 2002, we and our subsidiaries provided our nine directors and executive officers as a group aggregate remuneration, pension contributions, allowances and other benefits of approximately $2,151,681 including the non-cash compensation of $259,809 associated with the share award and ECP plans. Of that amount, $195,000 was paid under a performance based, long-term discretionary bonus plan which we implemented in 1989 for members of our senior management. Under the plan, members of senior management may, at our discretion, receive a long-term discretionary bonus payment. The awards, which are payable in either five or ten years time, are paid to a member of senior management if his or her performance is satisfactory to us. There are six current members of senior management and three former members of senior management who may receive payments on maturity.

In 2002, we and our subsidiaries incurred $27,125 in costs to provide pension, retirement or similar benefits to our respective officers and directors pursuant to our retirement plan and pension plan.

Employment Agreements

We have employment agreements with Merle A. Hinrichs under which he serves as our chairman and chief executive officer and as one of our subsidiaries' president. The agreements contain covenants restricting

Mr. Hinrichs' ability to compete with us during his term of employment and preventing him from disclosing any confidential information during the term of his employment agreement and for a period of three years after the termination of his employment agreement. In addition, we retain the rights to all trademarks and copyrights acquired and any inventions or discoveries made or discovered by Mr. Hinrichs in the course of his employment. Upon a change of control, if Mr. Hinrichs is placed in a position of lesser stature than that of a senior executive officer, a significant change in the nature or scope of his duties is effected, Mr. Hinrichs ceases to be a member of the board or there is a breach of those sections of his employment agreements relating to compensation, reimbursement, title and duties or termination, each of us and such subsidiary shall pay Mr. Hinrichs a lump sum cash payment equal to five times the sum of his base salary prior to the change of control and the bonus paid to him in the year preceding the change of control. The agreements may be terminated by either party by giving six months notice.

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

Board Practices

Our board of directors consists of seven members divided into three classes, the terms of which expire at the general meeting of shareholders to be held in each year indicated above. Each director will hold office until his or her term expires and his or her successor has been elected and qualified. Beginning in 2000, at each general meeting of shareholders, directors nominated to a class with a term that expires in that year will be elected for a three-year term. Executive officers serve at the discretion of the board of directors. Officers are elected at the annual meeting of the directors held immediately after the annual general meeting of shareholders. Our executive officers have, on average, 15 years of service with us.

Committees of the board of directors

We have established an audit committee and an executive committee. The audit committee recommends the appointment of auditors, oversees accounting and audit functions and other key financial matters of our company. David Jones, Roderick Chalmers and Lynn Hazlett are the members of the audit committee and the board of directors determined that Mr. Chalmers is an audit committee financial expert as defined under appropriate SEC guidelines. The executive committee acts for the entire board of directors between board meetings. Merle Hinrichs and Eddie Heng are the members of the executive committee.

Code of Ethics

We have adopted a Code of Ethics & Business Responsibilities ("Code of Ethics") that applies to our chief executive officer, chief financial officer, chief accounting officer or controller and persons performing similar functions. Any amendments or waivers to our Code of Ethics that apply to the chief executive officer or senior financial officers will be promptly disclosed on our website as required by law or by the Securities and Exchange Commission or by Nasdaq.

Employees

As of December 31, 2002, we had 462 employees worldwide, the majority of whom work in management, technical or administrative positions. We consider our employee relationships to be satisfactory. Our employees are not represented by labor unions and we are not aware of any attempts to organize our employees.

The following summarizes the approximate number of employees and independent contractors by function:

                                                                                     Independent
Function                                                              Employees      Contractors         Total
                                                                      ---------      -----------        ------
Content Development...........................................             46             177              223
Corporate Human Resources & Administration....................             38              30               68
Corporate Marketing...........................................              8              33               41
Community Development.........................................             71              32              103
Sales.........................................................             45             844              889
Publishing....................................................             56              79              135
Electronic Commerce Services..................................             25               0               25
Information System Department.................................             92              49              141
Corporate Accounts............................................             63              53              116
New Markets...................................................              0              25               25
Office of the CEO, COO........................................              8               1                9
Legal and Group Secretarial...................................              5               4                9
Conference & Exhibition Services..............................              5              11               16
                                                                      ---------      -----------        ------
          Total..............................................            462           1,338            1,800
                                                                      =========      ===========        ======

Share Ownership

Information on the ownership of our Common Shares is given on page 40 under item 7, Major Shareholders and Related Party Transactions.

Equity compensation plans

We established The Global Sources Employee Equity Compensation (the "Trust") on December 30, 1999. The Trust is administered by Harrington Trust Limited, as trustee. The purpose of the Trust is to administer monies and other assets contributed to the trustee for the establishment of equity compensation and other benefit plans, including the equity compensation plans described below. The number of shares that may be sold pursuant to these plans is limited to the number of our shares held by the Trust. Following our takeover of Trade Media on April 14, 2000, the Trade Media shares were exchanged for our common shares. These Trade Media shares currently represent our common shares. As of December 31, 2002, the Trust holds 2,177,577 of our common shares. The Trust does not intend to acquire any additional shares. In exercising its powers, including the voting of securities held in the Trust, the trustee may be directed by a plan committee, selected by the board of directors of one of our wholly owned subsidiaries.

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

If ECPs I, II and III terminate, all optionees will be entitled to sell to the trustee all unexercised options at a price equal to the difference between the fair market value of the common shares and the aggregate exercise price of the options under ECPs I and II and securities and any cash held by the trustee shall be distributed in equal shares to people who received coupons under ECP III, upon our: (i) dissolution or liquidation; (ii) reorganization, merger or consolidation; or (iii) sale of our business. If none of these events occurs, ECPs I, II and III terminate in February 2010.

The non-cash compensation expense associated with the awards under ECP II and ECP III of approximately $2,948,000 and $2,357,000, respectively, are recognized ratably over the three year vesting term from the respective award dates.

Global Sources Equity Compensation Plans Numbers IV and V

Eligible employees, directors, consultants, advisors and independent contractors under ECP IV are awarded a defined amount of compensation payable in Global Sources Ltd. common shares the number of which are determined by the plan committee periodically.

Entitlement of the employees, directors, consultants, advisors and independent contractors to these common shares is subject to employment and vesting terms.

Eligible employees, directors, consultants, advisors and independent contractors under ECP V were awarded a one-time grant of shares the number of which were determined by the plan committee.

Entitlement of the employees, directors, consultants, advisors and independent contractors to these common shares is subject to employment and vesting terms.

The Equity Compensation Plan committee approved the awards of common shares under ECP IV and ECP V on January 23, 2001. The Equity Compensation Plan Committee approved additional awards of common shares under ECP IV on April 1, 2001 and July 1, 2001 and under ECP V in January 2002.

The non-cash compensation expenses associated with the above awards under ECP IV and ECP V of approximately $3,086,000 and $1,940,000, respectively, are recognized over the five year vesting term from the respective award dates.

Global Sources Equity Compensation Plan VI

Eligible employees, directors, consultants, advisors and independent contractors under ECP VI are awarded a one-time grant of Global Sources Ltd. common shares the number of which are determined by the plan committee.

Entitlement of the employees, directors, consultants, advisors and independent contractors to these common shares is subject to non-compete and vesting terms.

The Equity Compensation Plan committee approved the ECP VI on March 13, 2001 and made awards of common shares under the plan on various dates during the year 2001 and 2002.

The non-cash compensation expenses associated with the awards in accordance under ECP VI totaling to approximately $433,000, are recognized over the five year vesting term from the respective award dates.

Global Sources Equity Compensation Plan VII

Eligible employees, directors, consultants, advisors and independent contractors under ECP VII are awarded a grant of a defined number of Global Sources Ltd. common shares, the number of which are determined by the plan committee periodically.

Entitlement of the employees, directors, consultants, advisors and independent contractors to these common shares is subject to employment and vesting terms.

The Equity Compensation Plan committee approved the awards of common shares under ECP VII in January 2002. The non-cash compensation expenses associated with the above awards under ECP VII of approximately $538,000 are recognised over the six years vesting term from the respective award dates.

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

The option price per share, payable before the end of each February, is 15% less than the average closing price of the shares for the last five trading days of the previous calendar year. The non-executive directors may decline all or part of the award, which is non-transferable.

The board granted the first awards under the above plan in 2001. The award vests over four years with one quarter of the shares vesting each year. Upon resignation of an eligible director, all unvested shares are forfeited and the option price received for the forfeited unvested shares is refunded. Only one director accepted the offer for the 20,000 shares granted under the option on February 10, 2001. On February 28, 2002 and 2003, the Company issued to the director 5,000 and 5,000 of our common shares that vested on those dates respectively. As at December 31, 2002, $164,350 from the proceeds of this plan was included in additional paid-in capital.

As per the terms of the plan, the board granted options to all eligible directors in February 2002. These awards will vest after four years. Optionees must pay the option price, which is the average closing price of the shares for the last five trading days of year 2001, at the time of exercising the option. The resignation of a director following his or her exercise of the grant of options and payment of the option price shall not cause a forfeiture of the unvested shares. All the eligible non-executive directors accepted the offer before February 28, 2002. We received $49,896 towards the 15% of the option price which was included in additional paid-in capital.

The board granted options to all eligible directors again in February 2003. These awards will vest after four years. Optionees must pay 10% of the option price, which is the average closing price of the shares for the last five trading days of year 2002, at the time of exercising the option. The remaining 90% must be paid on or before the vesting date. The resignation of a director following his or her exercise of the grant of options and payment of the option price shall not cause a forfeiture of the unvested shares. Three eligible directors accepted the offer before February 28, 2003.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

The following table sets forth information about those persons who hold more than 5% of our common shares and the share ownership of our directors and officers as a group. The information is based upon our knowledge of the share ownership of such persons on March 27, 2003.

Hung Lay Si Co. Ltd. is a company organized under the laws of the Cayman Islands. It is wholly owned by the Quan Gung 1986 Trust, a trust formed under the laws of the Island of Jersey. The trustee of the trust is Hill Street Trustees Limited, an Island of Jersey limited liability company whose shares are wholly owned by the partners of the Mourant Group, which is a firm based in the Island of Jersey that provides trust administration services. The partners of the Mourant Group are: Richard Jeune, Ian James, Alan Binnington, James Crill, Tim Herbert, Jacqueline Richomme, Elizabeth Breen, Cyman Davies, Alastair Syvret, Nicola Davies, Edward Devenport, Beverley Lacey, Jonathan Speck, Mary Scott, Julia Chapman, Jonathan Walker, Dominic Jones, Rupert Walker, Robert Hickling and Kevin Brennan. Hill Street Trustees Limited is the sole beneficial owner of the Hung Lay Si Co. Ltd. shares under applicable Securities and Exchange Commission regulations.

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

                                                                 Common Shares Beneficially Owned
                                                                 ---------------------------------
Name of Beneficial Owner                                             Shares             Percentage
                                                                    ------------        ----------
Hung Lay Si Co. Ltd..................................                16,035,388              61.0%
Merle A. Hinrichs....................................                 4,008,221              15.2
Harrington Trust Limited.............................                 2,345,119               8.9
Jeffrey J. Steiner(1)................................                   318,131               1.2
Eddie Heng Teng Hua..................................                         *               *
J. Craig Pepples.....................................                         *               *
Bill Georgiou........................................                         *               *
Sarah Benecke........................................                         *               *
David F. Jones.......................................                         *               *
Roderick Chalmers....................................                         *               *
Dr. Lynn Hazlett.....................................                         *               *
All officers and directors as a group (9 persons)....                 4,372,784              16.6%
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

At March 31, 2003, we believe that 2,611,855 of our shares, or 9.93%, were beneficially owned by U.S. holders and there were 847 shareholders of record in the U.S.

The Quan Gung 1986 Trust, through Hung Lay Si Co. Ltd., its wholly owned subsidiary, beneficially owns approximately 61% of our common shares and is deemed our controlling shareholder.

Our major shareholders do not have different voting rights. We do not know of any arrangement which may at a subsequent date result in a change in control of our company.

Related Party Transactions

On December 31, 2002, we had $11,404,000 in net intercompany obligations due to our controlling shareholder.

These obligations arose from:

     o the transfer of intangibles, including copyrights for magazines, from Hung Lay Si Co. Ltd. to us after our re-incorporation in the Cayman Islands in 1983; and

     o allocations of operating expenses from Hung Lay Si Co. Ltd. and its affiliates to us prior to year 2000.

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

We have extended loans to some of our employees for the sole purpose of financing the purchase or lease of a residence. The loans for the purchase of a residence are secured by that residence, bear interest at a rate of LIBOR plus 2 to 3%, generally have a term of ten years and become due and payable immediately upon the termination of the employee's employment. The loans for the lease of a residence are unsecured, interest free and are repayable in equal monthly installments over the period of the lease, which is typically less than or equal to 12 months. The maximum loan amounts are limited to the lower of the aggregate of two years' gross compensation of the borrower or $500,000. The loans were made upon terms and subject to conditions that are more favorable to the borrowers than those that would customarily be applied by commercial lending institutions in the borrower's country of employment. Since the beginning of 1999, the largest aggregate amount of indebtedness of Mr. Pepples and Ms. Benecke to us, outstanding at any time during such period, was approximately $40,733 and $173,055, respectively. Mr. Pepples has repaid his loan in full in November 2002. Ms. Benecke has repaid her loan in full in July 1999. Ms. Benecke's loan was secured and bore interest at a rate of LIBOR plus 2%. Mr. Pepples' loan was interest free and unsecured. Except for the aforementioned loans, there were no other loans due from the Company's Directors and executive officers as at December 31, 2001 and 2002.

We lease approximately 96,780 square feet of our office facilities from affiliated companies under cancelable and non-cancelable operating leases and incur building maintenance services fees to those affiliated companies. We incurred rental and building services expenses of $1,048,419 during the year ended December 31, 2002. We also receive legal, secretarial and treasury management consultancy services from our affiliate companies. The expenses incurred for these services during the year ended December 31, 2002 was $275,165.

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

On March 20, 2002, the credit facility was renewed for $10.0 million for one year subject to the same terms and conditions as applicable to the original facility. We did not draw on the credit facility during our fiscal year 2002.

On March 7, 2003 the credit facility has been renewed for $10.0 million for a further one year period subject to the same terms and conditions as applicable to the original facility.

We also have a documentary credit facility with the Hongkong and Shanghai Banking Corporation Limited, for providing documentary credits to our suppliers. This facility has a maximum limit of $0.8 million. One of our fellow subsidiaries has guaranteed our obligations under this facility. The largest amount outstanding under this facility during our fiscal year 2002 was $0.3 million. As at December 31, 2002, the unutilized amount under this facility was approximately $0.7 million.

We utilize sales representatives in various territories to promote our products and services. Under these arrangements, the sales representatives are entitled to commissions and marketing fees. The sales representatives, which are mainly corporate entities, handle collections from clients on our behalf. At the beginning of year 2002, the board of directors of eight of these sales representative companies each included a director nominated by us. The nominated directors were our employees. We and the nominated directors did not have any interest in these eight related party sales representative companies. As of December 31, 2002, we did not have any nominated directors on the board of directors of any of our sales representative companies. We incurred approximately $9,985,989 of commissions and marketing fees expenses associated with these related party sales representative companies during the year ended December 31, 2002.

We also provided technical services to these related party sales representatives for a fee. During the year ended December 31, 2002, we received such services fees of $155,836. During the year ended December 31, 2002, we have incurred costs of $46,639 with respect to the incentive awards to the related party sales representatives.

For further information on these transactions, see notes to our audited consolidated financial statements included elsewhere in this document.

Our management believes these transactions are commercially reasonable in the jurisdictions where we operate and for our employees where they reside or work.

ITEM 8.  FINANCIAL INFORMATION

Consolidated statements and other financial information

                      GLOBAL SOURCES LTD. AND SUBSIDIARIES

                   Index to Consolidated Financial Statements
                                December 31, 2002

                                                                          Page
Reports of Independent Public Accountants..........................       44-45
Consolidated Balance Sheets........................................        46
Consolidated Statements of Income..................................        47
Consolidated Statements of Cash Flows..............................        48
Consolidated Statement of Shareholders' Equity.....................        49
Notes to Consolidated Financial Statements.........................       50-71

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors and Shareholders of Global Sources Ltd.

We have audited the accompanying consolidated balance sheet of Global Sources Ltd. (a company incorporated under the laws of Bermuda) and its subsidiaries as of December 31, 2002, and the related consolidated statement of income, shareholders' equity and cash flows for the year ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial statements of the Company as of December 31, 2000 and 2001, were audited by other auditors who have ceased operations and whose report dated February 28, 2002 expressed an unqualified opinion.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Global Sources Ltd. and its subsidiaries as of December 31, 2002, and the results of their operations and cash flows for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

/s/  ERNST & YOUNG

Singapore
March 28, 2003

THE FOLLOWING REPORT IS A COPY OF THE INDEPENDENT PUBLIC ACCOUNTANTS' REPORT PREVIOUSLY ISSUED BY ARTHUR ANDERSEN. THE REPORT HAS NOT BEEN REISSUED BY ARTHUR ANDERSEN.

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

/s/  ARTHUR ANDERSEN

Singapore
February 28, 2002

                      GLOBAL SOURCES LTD. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS

     (In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)


                                                                                    At                At
                                                                                     December 31       December 31
                                                                                     ----------        -----------
                                                                                        2001              2002
                                                                                     ----------        -----------

                                     ASSETS
Current Assets:
   Cash and cash equivalents................................................         $   20,236       $   37,208
   Accounts receivable, net.................................................              5,710            4,169
   Receivables from sales representatives...................................                709            2,932
   Receivables from related party sales representatives.....................              2,900                -
   Inventory of paper.......................................................                856              545
   Prepaid expenses and other current assets................................              1,122            1,147
                                                                                     ----------        -----------
       Total Current Assets.................................................             31,533           46,001
                                                                                     ----------        -----------

Property and equipment, net.................................................             19,058           14,110
Intangible assets, net......................................................                  3                -
Long term investments.......................................................                100              100
Bonds held to maturity, at amortized cost...................................              1,709            1,358
Other assets................................................................              1,199            1,081
                                                                                     ----------        -----------
       Total Assets.........................................................         $   53,602       $   62,650
                                                                                     ----------        -----------

                      LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
   Accounts payable.........................................................         $    3,625       $    4,284
   Deferred income and customer prepayments.................................             17,122           18,259
   Accrued liabilities......................................................              5,127            5,361
   Income taxes payable.....................................................                164              368
                                                                                     ----------        -----------
       Total Current Liabilities............................................             26,038           28,272
                                                                                     ----------        -----------
Liabilities for incentive and bonus plans...................................              1,434            1,025
Amount due to parent company................................................             11,404           11,404
Minority interest...........................................................              2,515            2,823
Deferred tax liability......................................................                610              604
                                                                                     ----------        -----------
       Total Liabilities....................................................             42,001           44,128
                                                                                     ----------        -----------
Shareholder's equity:
   Ordinary shares, US$0.01 par value; 50,000,000 shares authorized;
       26,308,949 (2001:  26,303,949) shares issued and outstanding.........                263              263
   Additional paid in capital...............................................             80,196           80,486
   Retained earnings/(deficit)..............................................            (61,987)         (57,680)
   Less:  Unearned compensation.............................................             (6,871)          (4,547)
                                                                                     ----------        -----------
       Total shareholders' equity...........................................             11,601           18,522
                                                                                     ----------        -----------
       Total liabilities and shareholders' equity...........................          $  53,602        $  62,650
                                                                                     ----------        -----------
                                                                                     ----------        -----------


              The accompanying notes are an integral part of these
                             financial statements.

                      GLOBAL SOURCES LTD. AND SUBSIDIARIES
                        CONSOLIDATED STATEMENTS OF INCOME

     (In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

                                                                             Year Ended December 31,
                                                                      ---------------------------------------
                                                                      2000             2001             2002
                                                                   -----------     ------------      -----------
Revenues:
   Online services........................................         $    55,121      $    55,468      $    51,268
   Other media services...................................              46,748           39,010           35,587
   Miscellaneous..........................................               1,184              807              631
                                                                   -----------     ------------      -----------
                                                                       103,053           95,285           87,486
                                                                   -----------     ------------      -----------
Operating Expenses:
   Sales..................................................              34,436           32,047           29,592
   Circulation............................................              13,337           11,757           11,581
   General and administrative.............................              36,197           33,726           29,785
   Online services development............................               6,665            8,393            5,378
   Non-cash compensation expense (Note a).................              65,689            2,501            2,564
   Non-cash listing expenses..............................               1,353                -                -
   Amortization of intangibles/Software development cost....             1,018            3,476            3,740
                                                                   -----------     ------------      -----------
Total Operating Expenses..................................             158,695           91,900           82,640
                                                                   -----------     ------------      -----------
Income/(Loss) from Operations.............................             (55,642)           3,385            4,846
                                                                   -----------     ------------      -----------
   Interest expense.......................................                (649)            (172)               -
   Interest income........................................               1,135              357              439
   Foreign exchange gains (losses), net...................                  50             (470)              50
   Write-down of investments..............................             (11,750)          (1,150)               -
                                                                   -----------     ------------      -----------
Income/(Loss) before Income Taxes.........................             (66,856)           1,950            5,335
Income Tax Provision......................................              (1,277)          (1,143)            (720)
                                                                   -----------     ------------      -----------
Income/(Loss) before Minority Interest....................          $  (68,133)      $      807           $4,615
                                                                   -----------     ------------      -----------
Equity in (loss)/income of affiliate......................                 (51)              51                -
Minority interest.........................................                 (37)             (83)            (308)
                                                                   -----------     ------------      -----------
Net Income/(Loss).........................................          $  (68,221)      $      775       $    4,307
                                                                   -----------     ------------      -----------
                                                                   -----------     ------------      -----------

Basic and diluted net income/(loss) per share.............          $    (2.63)      $     0.03       $     0.16
                                                                   -----------     ------------      -----------
                                                                   -----------     ------------      -----------
Shares used in basic and diluted net income /(loss)
   per share calculations (Note 14).......................         25,948,028       26,303,949       26,308,154
                                                                   -----------     ------------      -----------
                                                                   -----------     ------------      -----------


Note: a. Reflects the non-cash compensation expenses associated with the transfer of shares from the parent company to the chairman and chief executive officer of the Company and the employee equity compensation plans. Approximately $623 (2001: $381, 2000: $291) represents sales expenses, $238 (2001: $87, 2000: $168) represents circulation, $1,179
          (2001: $1,546, 2000: $65,044) represents general and administrative and $524 (2001: $487, 2000: $186) represents online services development expenses.

              The accompanying notes are an integral part of these
                             financial statements.

                      GLOBAL SOURCES LTD. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                           (In U.S. Dollars Thousands)

                                                                                  Year Ended December 31,
                                                                             -----------------------------------
                                                                             2000           2001          2002
                                                                           -----------    ---------     ----------
Cash flows from operating activities:
  Net income/(Loss)................................................        $ (68,221)     $     775     $   4,307
Adjustments to reconcile net income to net cash provided by
(used for) operating activities:
  Depreciation and amortization....................................            4,069          8,934         8,989
  (Profit)/Loss on sale of property and equipment..................              (23)            34            (1)
  Accretion of U.S. Treasury strips zero % coupon..................             (139)          (122)          (99)
  Bad debt expense.................................................            1,188            765           670
  Non-cash compensation expense....................................           65,689          2,501         2,564
  Non-cash listing expenses........................................            1,353              -             -
  Income attributable to minority shareholder......................               37             83           308
  Write-down of investments........................................           11,750          1,150             -
  Equity in loss/(income) of affiliate.............................               51            (51)            -
  Property and equipment written off...............................               12            108           153
                                                                           -----------    ---------     ----------
                                                                              15,766         14,177        16,891
Changes in assets and liabilities:
  Accounts receivables.............................................           (1,865)         1,328           871
  Receivables from sales representatives...........................            1,527           (153)       (2,223)
  Receivables from related party sales representatives.............              651            538         2,900
  Inventory of paper...............................................             (630)           357           311
  Prepaid expenses and other current assets........................            1,459            646           (25)
  Loan to chief executive officer..................................           (5,350)             -             -
  Repayment of loan from chief executive officer...................            5,350              -             -
  Long term assets.................................................             (123)           147           118
  Accounts payable.................................................            2,067         (1,911)          659
  Accrued liabilities and liabilities for incentive and bonus plans           (2,987)        (1,061)         (175)
  Deferred income and customer prepayments.........................              750          1,234         1,137
  Tax liability....................................................              298            162           198
                                                                           -----------    ---------     ----------
       Net cash provided by operating activities...................           16,913         15,464        20,662
                                                                           -----------    ---------     ----------

Cash flows from investing activities:
  Purchase of long term investments................................          (13,000)             -             -
  Purchase of property and equipment...............................          (17,128)        (4,874)       (4,193)
  Proceeds from sales of property and equipment....................               25            315             3
  Proceeds from matured bonds......................................              460            440           450
  Capital contributed by minority shareholder in a joint venture...            6,000              -             -
                                                                           -----------    ---------     ----------
       Net cash used for investing activities......................          (23,643)        (4,119)       (3,740)
                                                                           -----------    ---------     ----------

Cash flows from financing activities:
  Short-term borrowings............................................           13,260              -             -
  Repayment of short-term borrowings...............................           (9,260)        (4,000)            -
  Amount received towards directors stock option plan..............                -            164            50
  Additional capital contributed...................................               24              -             -
                                                                           -----------    ---------     ----------
       Net cash generated from (used for) financing activities.....            4,024         (3,836)           50
                                                                           -----------    ---------     ----------

Net (decrease)/increase in cash and cash equivalents...............           (2,706)         7,509        16,972
Cash and cash equivalents, beginning of the year...................           15,433         12,727        20,236
                                                                           -----------    ---------     ----------
Cash and cash equivalents, end of the year.........................        $  12,727      $  20,236     $  37,208
                                                                           -----------    ---------     ----------
                                                                           -----------    ---------     ----------

Supplemental cash flow disclosures:
  Income tax paid..................................................        $    979       $     981     $     522
  Interest paid....................................................              639            172             -
                                                                           -----------    ---------     ----------
                                                                           -----------    ---------     ----------


              The accompanying notes are an integral part of these
                             financial statements.

                      GLOBAL SOURCES LTD. AND SUBSIDIARIES
                 CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

              (In U.S. Dollars Thousands, Except Number of Shares)


                                            Ordinary Shares
                                       -----------------------
                                                                   Additional                                       Total
                                       Number of                     paid in       Retained       Unearned      Shareholders'
                                         Shares        Amounts       Capital       Earnings     Compensation       Equity
                                       ----------      --------      ---------    ---------     ------------    -------------
Balance at December 31, 1999.....      25,051,380      $    251              -    $   5,459               -       $  5,710
Net income.......................               -              -             -      (68,221)              -       $(68,221)
Issuance of shares upon share
exchange.........................       1,252,569            12      $      12            -               -       $     24
Non-cash compensation expense....               -             -         70,755            -               -       $ 70,755
Unearned compensation............               -             -              -            -          (5,066)      $ (5,066)
Non-cash listing expenses........               -             -          1,353            -               -       $  1,353
Interest in Joint Venture........               -             -          3,606            -               -       $  3,606
                                       ----------      --------      ---------    ---------     ------------    -------------
Balance at December 31, 2000.....      26,303,949      $    263      $  75,726    $ (62,762)       $ (5,066)      $  8,161
Net income.......................               -             -              -          775               -       $    775
Non-cash compensation expense....               -             -          4,306            -               -       $  4,306
Unearned compensation............               -             -              -            -          (1,805)      $ (1,805)
Amount received towards directors
   -      stock option plan......               -             -            164            -               -       $    164
                                       ----------      --------      ---------    ---------     ------------    -------------
Balance at December 31, 2001.....      26,303,949      $    263      $  80,196    $ (61,987)       $ (6,871)      $ 11,601
Net income.......................               -             -              -        4,307               -       $  4,307
Non-cash compensation expense....               -             -            240            -               -       $    240
Unearned compensation............               -             -              -            -           2,324       $  2,324
Amount received towards directors
   -      stock option plan......               -             -             50            -               -       $     50
Issuance of Shares under directors
   - stock        option plan....           5,000             -              -            -               -              -
                                       ----------      --------      ---------    ---------     ------------    -------------
Balance at December 31, 2002.....      26,308,949      $    263      $  80,486    $ (57,680)       $ (4,547)      $ 18,522
                                       ----------      --------      ---------    ---------     ------------    -------------
                                       ----------      --------      ---------    ---------     ------------    -------------


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

          The Company's principal business is to provide services that allow global buyers to identify suppliers and products, and enable suppliers to market their products to a large number of buyers. The Company's primary online service is creating and hosting marketing websites that present suppliers' product and company information in a consistent, easily searchable manner on Global Sources Online. The Company also offers electronic cataloguing services for buyers and suppliers. My Catalogs enable buyers to maintain customized information on suppliers. Private Supplier Catalogs are password-protected online environments where suppliers can develop and maintain their own product and company data. Complementing these services are various trade magazines and CD-ROMs. The Company's businesses are conducted primarily through Trade Media Ltd., its wholly owned subsidiary, which was incorporated in October 1984 under the laws of Cayman Islands. Through certain other wholly owned subsidiaries, the Company also organizes conferences and exhibitions on technology related issues and licenses Asian Sources / Global Sources Online and catalog services.

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

          (ii) Depreciation on property and equipment is calculated to amortize their cost on a straight line basis over their estimated useful lives as follows:

               Fixtures, fittings and office equipment........   5 years
               Leasehold improvements.........................   5 years
               Motor vehicles.................................   5 years
               Computer equipment and software................   3 years

         (iii) EffectiveJanuary 1, 1999, the Company adopted Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use," to account for the costs incurred to develop computer software for internal use. Costs incurred in the preliminary project stage with respect to the development of software for internal use are expensed as incurred; costs incurred during the application development stage are capitalized and are amortized over the estimated useful life of three years upon the commissioning of service of the software. Training and maintenance costs will be expensed as incurred.

               To account for the development costs related to the products to be sold, leased or otherwise marketed, the Company adopted SFAS No. 86, "Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed." Development costs incurred subsequent to the establishment of the technological feasibility of the product are capitalized. The capitalization will end when the product is available for general release to customers.

               The Company expensed $NIL, $1,117 and $64 during the years ended December 31, 2000, 2001 and 2002, respectively, for the costs incurred prior to the establishment of the technological feasibility with respect to the development of products to be sold, leased or otherwise marketed.

     (f)  Intangible Assets

          Prior to the adoption of SFAS No. 142 effective on January 1, 2002, copyrights were amortized on a straight line basis over a period of ten years and Goodwill, was amortized on a straight-line basis over twenty years.

          In June 2001, FASB issued SFAS No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 requires all business combinations initiated after June 30, 2001 to be accounted for using the purchase method and broadened the criteria for recording intangible assets separated from goodwill. Under SFAS No. 142, goodwill and intangible assets with indefinite lives are no longer amortized but are reviewed annually (or more frequently if impairment indicators arise) for impairment. Separable intangible assets that are not deemed to have indefinite lives will continue to be amortized over their useful lives (but with no maximum life). The amortization provisions of SFAS No. 142 apply immediately to goodwill and intangible assets acquired after June 30, 2001. With respect to goodwill and intangible assets acquired prior to July 1, 2001, we adopted SFAS No. 142 effective January 1, 2002. As goodwill was fully amortized and no acquisitions occurred during 2001, the Company believes that the adoption of these standards did not have a material impact on the Company's financial statements of position, results of operations, or cash flows.

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

          Long term investments in U.S. Treasury strips zero % coupon, held to maturity are stated at amortized cost.

     (h)  Impairment of Long-lived Assets

          The Company reviews the carrying value of its long-lived assets based upon a gross cash flow basis and will reserve for impairment whenever events or changes in circumstances indicate the carrying amount of the assets may not be fully recoverable. The impairment loss is measured based on the difference between the carrying amount of the asset and its fair value. There was no impairment of the Company's property and equipment or intangibles as of December 31, 2002.

     (i)  Revenue Recognition

          The Company derives its revenues from advertising fees in its published trade magazines and Websites, sales of trade magazines, fees from licensing its trade and service marks, service fees from the provision of software maintenance service, and organizing business seminars.

          Revenues from advertising in trade magazines and Websites are recognized ratably in the period in which the advertisement is displayed. Advertising contracts do not exceed one year. Revenue from sales of trade magazines is recognized upon delivery of the magazine. Magazine subscriptions received in advance are deferred and recognized as revenue upon delivery of the magazine. Revenue from the provision of maintenance service is deferred and recognized ratably over the maintenance service period. Revenue from organizing business seminars is recognized at the conclusion of the seminar.

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

     (j) Transactions with Sales Representatives and Related Party Sales Representatives

          The Company utilizes sales representatives and in the past utilized related party sales representatives in various territories to promote the Company's products and services. Under these arrangements, these sales representatives are entitled to commissions as well as marketing fees. Commissions expense is recorded when owed to these sales representative and is included in sales expenses.

          These sales representatives which are mainly corporate entities, handle collections from clients on behalf of the Company. Included in receivables from these sales representatives are amounts collected on behalf of the Company as well as cash advances made to these sales representatives.

          As of December 31, 2001, the boards of directors of eight of these sales representative companies each included a director nominated by the Company to monitor the receivables collected from the Company's clients by these related party sales representatives, and to monitor any changes to the authorized signatories of the depository bank accounts. The nominated directors were employees of the Company. The Company and the nominated directors did not have any interest in the share capital of these related party sales representatives companies. However as of December 31, 2002, the Company does not have any nominated directors on the board of directors of any of the Company's sales representative companies. Approximately $20,315, $20,172 and $9,986 of the commissions and marketing fees expense was associated with these related party sales representative companies for 2000, 2001 and 2002, respectively.

     (k)  Advertising Expenses

          Advertising expenses are expensed as incurred. The Company incurred advertising expenses of $658, $277 and $161 during the years ended December 31, 2000, 2001 and 2002, respectively.

     (l)  Operating Leases

          The Company leases certain office facilities under cancelable and non-cancelable operating leases that expire in two to five years. Rentals under operating leases are expensed on a straight line basis over the life of the leases.

     (m)  Liabilities for Bonus Plan

          Before the commencement of the Equity Compensation Plans as described in note 23, the Company rewarded its senior management staff based on their performance through long term discretionary bo-nus awards. These awards were payable in cash generally at the end of five or ten years from the date of the award, even in the event of termination of employment unless certain non-compete provisions had been violated. These awards were expensed in the period to which the performance bonus relates.

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

     (p)  Minority Interest

          In 2000 the Company entered into an agreement with CMP Media Inc., through United Business Media B.V., a subsidiary of United News and Media plc. (CMP) to set-up a corporation (eMedia Asia Ltd.) to provide new technology content, media and e-commerce services to the electronics technology market in Asia. The Company holds a 60.1% controlling equity interest in eMedia Asia Ltd. and consolidates the results of operations. As part of obtaining its 39.9% interest, CMP has committed to pay $6,000 and interest thereon to the Company upon the payment of specified future dividends of eMedia Asia Ltd. Due to the contingent nature of the payment, the Company did not record in its balance sheet the promissory note receivable of $6,000 due from CMP and no interest income was accrued as at December 31, 2002 and 2001. The minority interest liability of $2,823 and $2,515 at December 31, 2002 and 2001, respectively, reflects CMP's proportionate interest of the net book value of the eMedia Asia Ltd.

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

         The financial statements of the subsidiaries reporting in their respective local currencies are translated into U.S. dollars for consolidation as follows: assets and liabilities at the exchange rate as of the balance sheet date, shareholders' equity at the historical rates of exchange, and income and expense amounts at the average monthly exchange rates. The cumulative translation differences were not material as of December 31, 2001 and 2002.

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

          The Company identifies its operating segments based on business activities, management responsibility and geographic location. The Company has two reportable segments: online services and other media services.

     (s)  Comprehensive Income

          SFAS No. 130, "Reporting Comprehensive Income," establishes standards for reporting comprehensive income and its components in financial statements. Comprehensive income is defined as the change in equity of a company during a period from transactions and other events and circumstances excluding transactions resulting from investment by owners and distribution to owners. For each of the years ended December 31, 2000, 2001 and 2002, the Company had no material other comprehensive income items.

     (t)  Basic and Diluted Net Income Per Share

          Basic net income per share is computed by dividing net income by the weighted average number of shares of ordinary shares outstanding during the period. Diluted net income per share is calculated using the weighted average number of outstanding ordinary shares, plus other dilutive potential ordinary shares. For all periods presented, the Company did not have any dilutive securities; therefore, both the basic and diluted net income per share computations resulted in the same amounts.

     (u)  Stock Based Compensation

          The Company has adopted the disclosure only provisions of SFAS No. 123, "Accounting for Stock-Based Compensation." The Company accounts for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25 (APB 25), "Accounting for Stock Issued to Employees" and related interpretations. Accordingly, compensation cost of stock options is measured as the excess, if any, of the fair value of the Company's stock at the date of the grant over the option exercise price and is charged to operations over the vesting period.

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

         A majority of the Company's employee stock compensation plans are share grants without any exercise price or exercise period. Therefore the fair value of the share grants at the date of grant approximates the intrinsic value. As a result, the impact of fair value based accounting under SFAS No. 123 is not significantly different from the intrinsic value method under APB 25.

     (v)  Recent Accounting Pronouncements

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

          In June, 2001, FASB issued SFAS No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 requires all business combinations initiated after June 30, 2001 to be accounted for using the purchase method. Under SFAS No. 142, goodwill and intangible assets with indefinite lives are no longer amortized but are reviewed annually (or more frequently if impairment indicators arise) for impairment. Separable intangible assets that are not deemed to have indefinite lives will continue to be amortized over their useful lives (but with no maximum life). The amortization provisions of SFAS No. 142 apply immediately to goodwill and intangible assets acquired after June 30, 2001. With respect to goodwill and intangible assets acquired prior to July 1, 2001, we adopted SFAS No. 142 effective January 1, 2002. As goodwill was fully amortized and no acquisitions occurred during 2001, management believes that the adoption of these standards did not have a material impact on the Company's financial statements of position, results of operations, or cash flows.

          In June 2001, FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." This statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The purpose of this statement is to develop consistent accounting for asset retirement obligations and related costs in the financial statements and provides more information about future cash outflows, leverage and liquidity regarding retirement obligations and the gross investment in long-lived assets. We adopted SFAS No. 143 on January 1, 2003 and believe that the adoption of this standard did not have a material impact on the Company's financial statements of position, results of operations, or cash flows.

          In August 2001, FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." This statement addresses financial accounting and reporting for the impairment or disposal of long-lived assets, superseding SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." The statement also supersedes the accounting and reporting provisions of APB Opinion No. 30, Reporting the Results of Operations -- Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions, for segments of a business to be disposed. The Company adopted this statement on January 1, 2002 and believes that the adoption of this standard did not have a material impact on the Company's financial statement of position, results of operations, or cash flows.

          In April 2002, FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections." The provisions of this Statement relating to the rescission of Statement 4 will be effective for fiscal years beginning after May 15, 2002. The provisions in paragraphs 8 and 9(c) of this Statement relating to Statement 13 are effective for transactions occurring after May 15, 2002. All other provisions of this Statement are effective for financial statements issued on or after May 15, 2002. We believe that the adoption of this standard does not have a material impact on the Company's financial statements of position, results of operations, or cash flows.

         In December 2002, FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure," which requires additional disclosures in interim and annual financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The disclosure provisions of SFAS No. 148 are effective for fiscal years ending after December 15, 2002.

3.   Current Assets:

                                                            At December 31,
                                                   -----------------------------
                                                       2001             2002
                                                   -----------      ------------
Accounts receivable:
Gross trade receivables.......................    $     7,842      $     6,135
Less:  Allowance for doubtful debts...........         (2,132)          (1,966)
                                                   -----------      ------------
                                                   $     5,710      $     4,169
                                                   -----------      ------------
                                                   -----------      ------------

         Movements in Allowance for Doubtful Accounts:

                                                                           Year Ended December 31,
                                                               ---------------------------------------------
                                                                   2000             2001             2002
                                                               -----------      -----------      -----------
         Balance at beginning of year.....................     $     1,854      $     2,400      $     2,132
         Charged to bad debt expenses.....................           1,188              765              670
         Write-off of bad debts...........................            (642)          (1,033)            (836)
                                                               -----------      -----------      -----------
         Balance at end of year...........................     $     2,400      $     2,132      $     1,966
                                                               -----------      -----------      -----------
                                                               -----------      -----------      -----------

                                                              At December 31,
                                                         ----------------------
                                                            2001          2002
                                                         ----------     --------
Prepaid expenses and other current assets:
Unsecured employee loans and other debtors..........     $      117     $    108
Prepaid expenses....................................            399          284
Other current assets................................            606          755
                                                         ----------     --------
                                                         $    1,122     $  1,147
                                                         ----------     --------
                                                         ----------     --------

4.       Property and Equipment, net:

                                                                                       At December 31,
                                                                                ----------------------------
                                                                                    2001             2002
                                                                                ------------     -----------
         Capital work-in progress..........................................     $         33     $       192
         Leasehold improvements............................................            6,635           6,806
         Motor vehicles....................................................               72              98
         Computers, fixtures, fittings and office equipment................           21,781          22,463
         Software development costs........................................           11,821          14,723
                                                                                ------------     -----------
         Property and equipment, at cost...................................           40,342          44,282
         Less: Accumulated depreciation....................................          (21,284)        (30,172)
                                                                                ------------     -----------
                                                                                $     19,058     $    14,110
                                                                                ------------     -----------
                                                                                ------------     -----------


         Depreciation expense for the years ended December 31, 2000, 2001 and 2002 was $3,051, $5,458 and $5,249, respectively and the amortization of Software development cost for the years ended December 31, 2000, 2001 and 2002 was $647, $3,106, and $3,737 respectively.

5.       Intangible Assets, net:

                                                                                        At December 31,
                                                                                  --------------------------
                                                                                     2001            2002
                                                                                  ------------   -----------
         Goodwill...........................................................      $       654    $       654
         Copyrights.........................................................            3,706          3,706
                                                                                  ------------   -----------
                                                                                        4,360          4,360
         Less:  Accumulated amortization....................................           (4,357)        (4,360)
                                                                                  ------------   -----------
                                                                                  $         3    $        --
                                                                                  ------------   -----------
                                                                                  ------------   -----------

6.       Long-term Investments and Bonds held to maturity:

    (i) As at December 31, 2002, the Company holds equity instruments carried at $100 in a privately held unaffiliated electronic commerce company for business and strategic purposes. The investment is accounted for under the cost method since the ownership is less than 20% and the Company does not have the ability to exercise significant influence over the investee. The investment is shown under long term investments in the consolidated balance sheets.

         The Company's policy is to regularly review the carrying values of the non-quoted investments and to identify and provide for impairment when circumstances indicate impairment other than a temporary decline in the carrying values of such assets.

         During the fourth quarter of year 2000, the Company recorded $11,750 impairment loss for other than a temporary declines in the carrying value of the investments based on the financial position of the investees and other information, which became available in the fourth quarter of year 2000 and developments in the technology and internet sectors in fourth quarter of year 2000. During the year 2001, the Company recorded a further $1,150 impairment loss for other than temporary decline in the carrying value of the investment based on economic events and other factors. The net carrying value of the long term investment as at December 31, 2001 and 2002 was $100. The Company will continue to evaluate this investment for impairment.

(ii)     U.S. Treasury strips zero % coupon

                                                                                  At December 31,
                                                                         -----------------------------
                                                                              2001              2002
                                                                         ----------        -----------
         The amortized cost classified by date of contractual
         maturity is as follows:
         Due within one year........................................     $       430       $       426
         Due after one year through five years......................           1,059               854
         Due after five years through ten years.....................             220                78
                                                                         ----------        -----------
                                                                         $     1,709       $     1,358
                                                                         ----------        -----------
                                                                         ----------        -----------

                                                                                  At December 31,
                                                                         -----------------------------
                                                                              2001              2002
                                                                         ----------        -----------
         The fair value based on the market price, classified
         by date of contractual maturity is as follows:
         Due within one year........................................     $       444       $       437
         Due after one year through five years......................           1,137               964
         Due after five years through ten years.....................             230                86
                                                                         ----------        -----------
                                                                         $     1,811       $     1,487
                                                                         ----------        -----------
                                                                         ----------        -----------

                                                                                  At December 31,
                                                                         -----------------------------
                                                                              2001              2002
                                                                         ----------        -----------
         Gross unrealized holding gains.............................     $       102       $       129
                                                                         ----------        -----------
                                                                         ----------        -----------


7.       Other Assets:

                                                                                  At December 31,
                                                                              2001              2002
                                                                         ----------        -----------
         Employee housing loans.....................................     $       378       $       270
         Club memberships...........................................             498               514
         Rental and utility deposits................................             323               297
                                                                         ----------        -----------
                                                                         $     1,199       $     1,081
                                                                         ----------        -----------
                                                                         ----------        -----------

8.       Current Liabilities:

                                                                                  At December 31,
                                                                         ------------------------------
                                                                              2001              2002
                                                                         -----------       ------------
         Deferred income and customer prepayments:
         Advertising................................................     $    13,963       $    15,582
         Subscription and others....................................           3,159             2,677
                                                                         -----------       ------------
                                                                         $    17,122       $    18,259
                                                                         -----------       ------------
                                                                         -----------       ------------


                                                                                  At December 31,
                                                                         ------------------------------
                                                                              2001              2002
                                                                         -----------       ------------
         Accrued liabilities:
         Salaries, wages and commissions............................     $     1,442       $     1,261
         Retirement benefit plans...................................             435               491
         Current portion of liabilities for incentive and bonus plans          1,168             1,174
         Others.....................................................           2,082             2,435
                                                                         -----------       ------------
                                                                         $     5,127       $     5,361
                                                                         -----------       ------------
                                                                         -----------       ------------

9.       Liabilities for Incentive and Bonus Plans

                                                                                  At December 31,
                                                                         ------------------------------
                                                                              2001              2002
                                                                         -----------       ------------
         Liability for long term discretionary bonus program........     $     1,434       $     1,025
                                                                         -----------       ------------
                                                                         -----------       ------------

10.      Related Party Transactions

         The Company has extended loans to some of its employees to finance their purchase or lease of residences. The loans for the purchase of a residence are secured by the subject residence, bear interest at a rate of LIBOR plus 2 to 3%, generally have a term of ten years and become due and payable immediately under certain circumstances, including their termination of employment with the Company. The loans for the lease of a residence are unsecured, interest free and are repayable in equal monthly installments over the period of the lease, typically less than or equal to twelve months. Loans due from employees for purchase of residences were $378 and $270 as of December 31, 2001 and 2002 respectively. Loans due from employees for lease of residences were $114 and $81 as of December 31, 2001 and 2002, respectively. There were no other loans due from the Company's directors and executive officers as at December 31, 2001 and 2002 except for a loan due from the Chief Operating Officer of the Company of $14 and $NIL as of December 31, 2001 and 2002, respectively, which was included in loans due from employees for the lease of residences. Other temporary advances to staff, which are generally repayable within twelve months, were $3 and $26 as of December 31, 2001 and 2002, respectively.

         The Company leases certain office facilities from subsidiaries of the Parent Company under cancelable and non-cancelable operating leases that include both rental and building maintenance services. During the years ended December 31, 2000, 2001 and 2002, the Company incurred rental and building management services expenses of $950, $1,044, and $1,048 respectively, with respect to these office facilities.

         The Company also receives legal, secretarial and treasury management consultancy services from subsidiaries of the Parent Company. During the year ended December 31, 2000, 2001 and 2002, the Company incurred such legal, secretarial and treasury management consultancy services expenses of $455, $464, and $275 respectively.

         The Company had $11,404 and $11,404 due to the Parent Company as of December 31, 2001 and 2002, respectively. The amount due to the Parent Company is unsecured.

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

         Effective May 1, 2000, the Company engaged The Fairchild Corporation, a related party, to provide financial, legal and certain other services to the Company for a fee of $42 per month. The Company terminated this arrangement effective December 31, 2000. The Company incurred $333 expenses for these services during the year ended December 31, 2000.

         In addition to the transactions with related party sales representatives discussed in Note 2(j), the Company provided technical services to these sales representatives and during the year 2000, to a subsidiary of the Parent Company, for a fee. During the year ended December 31, 2000, 2001 and 2002, the Company derived such service fees of $167, $259, and $156, respectively. During the years ended December 31, 2000, 2001 and 2002, the Company has incurred costs of $79, $76 and $47, respectively with respect to the incentive awards discussed in
         Note 11, relating to the related party sales representatives.

11.      Liabilities for Incentive and Bonus Plans

         Before the commencement of the Equity Compensation Plans the Company rewarded its senior management staff based on their current performance through long term discretionary bonus awards. These awards are payable approximately at the end of five or ten years from the date of the award, even in the event of termination of employment unless certain non-compete provisions have been violated. The Company did not incur any expenses related to these awards during the years ended December 31, 2000, 2001 and 2002. The required funds were set aside for payment of the discretionary bonuses by purchasing U.S. Treasury strips zero % coupons maturing in either five or ten years. These investments are held until maturity and the proceeds are used for payment of the discretionary bonuses.

         Certain sales representatives of the Company are eligible for incentive awards under plans administered by the Company. Costs incurred related to incentive awards under plans administered by the Company for the years ended December 31, 2000, 2001 and 2002 were $116, $78 and $128, respectively. Amounts under liabilities for incentive plans include amounts owed under plans previously administered by the Company.

12.      Retirement Benefit Plans

         The Company operates a number of defined contribution retirement benefit plans. Employees working in a jurisdiction where there is no statutory provision for retirement benefits are covered by the Company's plans.

         The two principal defined contribution plans are plans where employees are not required to make contributions. One of these two plans is separately administered by an independent trustee and the plan assets are held independent of the Company. The other one is not independently administered and is currently unfunded. The Company's liabilities under this unfunded plan as of December 31, 2001 and 2002 were $376 and $447, respectively.

         The Company incurred costs of $1,039, $1,085 and $1,101 with respect to the retirement plans in the years ended December 31, 2000, 2001 and 2002, respectively.

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

         Income / (loss) before income taxes consists of:


                                                                         Year Ended December 31,
                                                        -----------------------------------------------------
                                                              2000                 2001                2002
                                                        ---------------      -------------       ------------
         Cayman Islands............................     $        (3,593)     $        401        $     3,587
         Foreign...................................             (63,263)            1,549              1,748
                                                        ---------------      -------------       ------------
                                                        $       (66,856)     $      1,950        $     5,335
                                                        ---------------      -------------       ------------

         The provision for income taxes consists of:

                                                                         Year Ended December 31,
                                                        -----------------------------------------------------
                                                              2000                 2001                2002
                                                        ---------------      -------------       ------------
         Current tax expense:
         Cayman Islands............................     $            --      $        --         $        --
         Foreign...................................               1,277            1,143                 720
                                                        ---------------      -------------       ------------
         Total provision...........................     $         1,277      $     1,143         $       720
                                                        ---------------      -------------       ------------

         The provision for income taxes for the years ended December 31, 2000, 2001 and 2002 differed from the amount computed by applying the statutory income tax rate of 0% as follows:


                                                                         Year Ended December 31,
                                                        ---------------------------------------------------
                                                              2000                 2001                2002
                                                        ---------------      -------------       ------------
         Income taxes at statutory rate............     $            -       $          -        $         -
         Foreign income and revenues taxed at higher
         rates.....................................               1,277             1,143                720
                                                        ---------------      -------------       ------------
         Total.....................................              $1,277      $      1,143        $       720
                                                        ---------------      -------------       ------------
         Effective tax rate........................             (1.91)%           58.62%              13.50%
                                                        ---------------      -------------       ------------



         Deferred tax assets consist of the following:

                                                                                       At December 31,
                                                                             -------------------------------
                                                                                   2001                2002
                                                                             ------------        -----------
         Net operating loss carry forwards............................       $      7,434        $     7,460
         Less:  valuation allowance...................................             (7,434)            (7,460)
                                                                             ------------        -----------
         Deferred tax assets..........................................       $         --        $        --
                                                                             ------------        -----------


         The Company recorded a full valuation allowance for the deferred tax assets due to the uncertainty as to their ultimate realization.

         As of December 31, 2002 and 2001, a United States subsidiary has net operating loss carry forwards of approximately $17.3 million. These losses which expire in year 2020, can be utilized to reduce future taxable income of the subsidiary subject to compliance with the taxation legislation and regulations in the relevant jurisdiction.

         The Company recognized a deferred tax liability of US$610 and US$604 as at December 31, 2001 and 2002, respectively, which primarily arose from the temporary differences between the financial reporting and the tax bases of fixed assets in one of the subsidiaries of the Company.

14.      Share Capital

         On April 14, 2000, in conjunction with the Share Exchange Agreement discussed in Note 21, Fairchild (Bermuda), Ltd. issued 25,051,380 ordinary shares to the shareholders of Trade Media Holdings Ltd., predecessor to Global Sources Ltd., in exchange for all of its 10,000 ordinary shares outstanding at that date. All share and per share amounts in these consolidated financial statements have been restated for the year ended December 31, 1999 in a manner similar to a 2,505 to 1 stock split. In addition, Fairchild (Bermuda), Ltd. issued 62,628 ordinary shares and 1,189,941 ordinary shares to The Fairchild Corporation and the shareholders of The Fairchild Corporation respectively. After the share exchange Fairchild (Bermuda), Ltd was renamed Global Sources Ltd. On February 28, 2002, the Company issued 5,000 ordinary shares purchased by a director of the Company under the Directors Stock Option Plan. The authorized share capital of the Company as at December 31, 2001 and 2002 is 50,000,000 ordinary shares of $0.01 per value. As at December 31, 2001 and at December 31, 2002, the Company has 26,303,949 and 26,308,949 ordinary shares issued and outstanding, respectively.

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

16.      Concentration of Credit Risk and Other Risks

         Financial instruments, which potentially subject the Company to concentration of credit risk, consist primarily of investment in checking and money market accounts, investment in U.S. Treasury strips zero % coupon, trade accounts receivable and receivables from sales representatives. The Company maintains checking and money market accounts with high quality institutions. The Company has a large number of customers, operates in different geographic areas and generally does not require collateral on accounts receivable or receivables from sales representatives. In addition, the Company is continuously monitoring the credit transactions and maintains reserves for credit losses where necessary. No customer accounted for more than 10% of the Company's revenues for each of the years ended December 31, 2000, 2001 and 2002. No customer accounted for more than 10% of the accounts receivable as of December 31, 2001 and 2002.

         In 2002, the Company derived approximately 93% of its revenue from customers in Asia. The Company expects that a majority of its future revenue will continue to be generated from customers in this region. Future political or economic instability in Asia could negatively impact the business.

17.      Operating Leases

         The Company leases office facilities under cancelable and non-cancelable operating leases that expire in two to five years. During the years ended December 31, 2000, 2001 and 2002, the Company's operating lease rental and building management services expenses were $1,502, $1,897 and $1,872, respectively. The estimated future minimum lease rental payments under non-cancelable operating leases as of December 31, 2002 are as follows:

                      Year Ending December 31,                 Operating Leases
             --------------------------------------           ------------------
             2003...................................          $         394
             2004...................................                    337
             2005 onwards...........................                     --
                                                              ------------------
                                                              $         731
                                                              ------------------
                                                              ------------------


18.      Segment and Geographic Information

         During the first Quarter of 2002, the Company realigned its products and services into two groups. Thus the Company has two reportable segments: online services and other media services. Certain prior year items have been reclassified to conform to the year 2002 presentation. Revenues by geographic location are based on the location of the customer.

(a)      Segment Information

                                                                         Year Ended December 31,
                                                         ----------------------------------------------------
                                                               2000               2001                2002
                                                          --------------     --------------     -------------
         Revenues:
         Online services.............................     $       55,121     $       55,468     $      51,268
         Other media services........................             46,748             39,010            35,587
         Miscellaneous...............................              1,184                807               631
                                                          --------------     --------------     -------------
         Consolidated................................     $      103,053     $       95,285     $      87,486
                                                          --------------     --------------     -------------
                                                          --------------     --------------     -------------


                                                                         Year Ended December 31,
                                                         ----------------------------------------------------
                                                               2000               2001                2002
                                                          -------------      --------------     -------------
         Income/(Loss) from Operations:
         Online services.............................      $   (24,625)       $     5,958        $     6,311
         Other media services........................          (29,515)            (1,070)            (1,767)
         Miscellaneous...............................           (1,502)            (1,503)               302
                                                          --------------     --------------     -------------
         Consolidated................................      $   (55,642)       $     3,385        $     4,846
                                                          --------------     --------------     -------------
                                                          --------------     --------------     -------------



                                                                                       At December 31,
                                                                             -----------------------------
                                                                                  2001                2002
                                                                             ------------       ----------
         Identifiable Assets:
         Online services...............................................      $     34,395       $   39,497
         Other media services..........................................            18,523           22,421
         Miscellaneous.................................................               684              732
                                                                             ------------       ----------
         Consolidated..................................................      $     53,602       $   62,650
                                                                             ------------       ----------
                                                                             ------------       ----------

(b)      Foreign Operations

                                                                         Year Ended December 31,
                                                          ---------------------------------------------------
                                                               2000               2001                2002
                                                          -------------      ------------       -------------
         Revenues:
         Asia.......................................      $      95,388      $     88,427       $      81,456
         United States..............................              5,235             5,255               4,986
         Europe.....................................              1,083               908                 525
         Other......................................              1,347               695                 519
                                                          -------------      ------------       -------------
         Consolidated...............................      $     103,053      $     95,285       $      87,486
                                                          -------------      ------------       -------------
                                                          -------------      ------------       -------------


                                                                                       At December 31,
                                                                             --------------------------------
                                                                                  2001                2002
                                                                             ------------       -------------
         Long-Lived Assets:
         Asia.........................................................       $     20,247       $      15,285


                                                                                       At December 31,
                                                                             --------------------------------
                                                                                  2001                2002
                                                                             ------------       -------------
         United States................................................                113                   6
                                                                             ------------       -------------
         Consolidated.................................................       $     20,360       $      15,291
                                                                             ------------       -------------
                                                                             ------------       -------------

19.      Contingencies

         From time to time the Company is involved in litigation in the normal course of business. While the results of such litigation and claims cannot be predicted with certainty, the Company believes that the probability is remote that the outcome of the outstanding litigation and claims as of the current date will have a material adverse effect on the Company's consolidated financial position and results of operations.

20.      Capital Commitments

         There were no material capital commitments as at December 31, 2002. The commitments as at December 31, 2001 for the renovation work to be carried out on the leasehold office facilities amounted to $91.

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

         On April 3, 2000, the Form F-1 was declared effective, and on April 14, 2000, the above Share Exchange Agreement was consummated. After the Share Exchange, Fairchild (Bermuda), Ltd. was renamed Global Sources Ltd. As of April 14, 2000, the Company was publicly listed on NASDAQ.

         The transaction costs associated with the Share Exchange Agreement, amounting to $609, $NIL and $NIL have been expensed during the year ended December 31, 2000, 2001 and 2002, respectively. This expense is included under general and administrative cost for the year ended December 31, 2000 in the Consolidated Statements of Income.

22.      Restricted Share Award Plan

         On February 4, 2000, the Company established a restricted share award plan for the benefit of its chairman and chief executive officer in recognition of services to the Company. In conjunction with the restricted share award plan, the Parent Company assigned 4,008,221 ordinary shares of the Company, representing a 16% equity interest in the Company to the Company. The Company then awarded these shares to its chairman and chief executive officer. The chairman and chief executive officer's entitlement to 501,028 of these shares is subject to an employment agreement with one of the Company's United States subsidiaries and entitlement to such shares vested immediately. The chairman and chief executive officer's entitlement to the remaining 3,507,193 shares is subject to employment, non-compete and vesting terms under an employment agreement with one of the Company's

         United States subsidiaries. The 3,507,193 shares were to vest ratably over 10 years, 10% each year on each anniversary date from the grant date. However, effective August 30, 2000, the Company's Board of Directors approved the accelerated vesting of all the restricted shares granted to the chairman and chief executive officer resulting in immediate vesting of all the shares. The Company recorded total $64,000, $NIL and $NIL non-cash compensation expense associated with these awards in the year ending December 31, 2000, 2001 and 2002, respectively. At the modification date and subsequently the Company, based on historical evidence and the Company's forecast of future employee separations, estimated that the chairman and chief executive officer will not terminate employment and appointment as director prior to the date that vesting in the shares would have occurred absent the modification. Therefore, the Company has estimated that additional compensation expense to be recognized as a result of the modification is nil. Should actual results differ from this estimate, adjustment in future reporting periods will be required.

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

         On February 4, 2000, in conjunction with the establishment of the Trust and the Share Exchange, the Parent Company assigned 2,505,138 ordinary shares of the Company, representing a 10% equity interest in the Company, for the establishment of share option plans and/or share award plans, known as ECP I, ECP II and ECP III. Subsequently, share option plans and/or share award plans, known as ECP IV, ECP V, ECP VI and ECP VII were established.

         Eligible employees, directors and consultants under ECP I are entitled to purchase common shares of Global Sources Ltd. at a price determined by the plan committee at the time of the grant. The exercise price of these options may be below the fair market value of the Company's ordinary shares. The plan committee determines who will receive, and the terms of, the options.

         Optionees may pay for ordinary shares purchased upon exercise of options in the manner determined by the plan committee at the time of grant.

         Eligible employees, directors and consultants under ECP II were entitled to purchase common shares of Global Sources Ltd. at an exercise price determined by the plan committee at the time of the grant. There are two types of options under this plan. The exercise price of both of these options were below the fair market value of the Company's ordinary shares at that time. The plan committee determines who will receive, and the terms of, the options. Employees could decide whether to take up the options for a period of 95 days ending June 29, 2000. All the options granted were exercised. Optionees were able to pay for ordinary shares purchased upon exercise of options by check to the trust. Payment has been made to the Trust. Entitlement of the employees, directors and consultants to these common shares is subject to employment and vesting terms.

         Eligible employees, directors and consultants under ECP III were awarded a defined amount of compensation payable in Global Sources Ltd. common shares, the number of which were determined by dividing the amount of compensation awarded by an amount determined by the plan committee prior to the Share Exchange.

         Entitlement of the employees to these common shares is subject to employment and vesting terms.

         The non-cash compensation expense associated with awards in accordance with APB 25 and SFAS 123, under ECP II and ECP III of approximately $2,948 and $2,357, respectively, are recognized ratably over the three year vesting term from the respective award dates.

         Eligible employees, directors and consultants under ECP IV are awarded a defined amount of compensation payable in Global Sources Ltd. common shares, the number of which are determined by the plan committee periodically.

         Entitlement of the employees, directors and consultants to these common shares is subject to employment and vesting terms.

         Eligible employees, directors and consultants under ECP V were awarded a one-time grant of shares, the number of which were determined by the plan committee.

         Entitlement of the employees to these common shares is subject to employment and vesting terms.

         The Equity Compensation Plan committee approved the awards of common shares under ECP IV and ECP V on January 23, 2001. The Equity Compensation Plan committee approved additional awards of common shares under ECP IV on April 1, 2001 and July 1, 2001 and under ECP V on January 1, 2002.

         The non-cash compensation expenses associated with the above awards in accordance with APB 25 and SFAS 123, under ECP IV and ECP V of approximately $3,086 and $1,940, respectively, are recognized over the five year vesting term from the respective award dates.

         Eligible employees, directors and consultants under ECP VI are awarded a one-time grant of Global Sources Ltd. common shares, the number of which are determined by the plan committee.

         Entitlement of the employees, directors and consultants to these common shares is subject to non-compete and vesting terms.

         The Equity Compensation Plan committee approved ECP VI on March 13, 2001 and made awards of common shares under plan on various dates during the year 2001 and 2002.

         The non-cash compensation expenses associated with the awards in accordance with APB 25 and SFAS 123, under ECP VI totaling to approximately $433, are recognized over the five year vesting term from the respective award dates.

         Eligible employees, directors and consultants under ECP VII are awarded a grant of defined number of Global Sources Ltd. common shares, the number of which are determined by the plan committee periodically.

         The Equity Compensation Plan committee approved the awards of common shares under ECP VII on January 1, 2002. The non-cash compensation expenses associated with the above awards in accordance with APB 25 and SFAS 123, under ECP VII of approximately $538 are recognized over the six years vesting term from the respective award dates.

         Entitlement of the employees, directors and consultants to these common shares is subject to employment and vesting terms.

         The Company expensed $1,689, $2,501 and $2,564 in non-cash compensation costs associated with the awards under the above ECP plans in the years ended December 31, 2000, 2001 and 2002, respectively.

                                      ECP II             ECP III       ECP IV      ECP V      ECP VI      ECP VII
                              ----------------------    ----------   ----------  ----------  ----------  ----------
                               Purchase    Gift PLan    Grant Plan   Grant Plan  Grant Plan  Grant Plan  Grant Plan
                              ----------------------    ----------   ----------  ----------  ----------  ----------
Plan Inception                  March,       March,       March,      January,    January,     March,     January,
                                 2000         2000         2000         2001        2001        2001       2002
                              ----------    ----------   ----------   ----------  ----------  ----------  ----------
Number of Shares:
At December 31, 1999...               --           --          --            --          --          --         --
Original restricted
  shares granted in
  year 2000............           80,887      212,526     104,184            --          --          --         --
Shares forfeited to
  beneficial trustee...               --      (11,442)     (1,334)           --          --          --         --
                              ------------  ----------   ----------   ----------  ----------  ----------  ----------

Balance at December
  31, 2000.............           80,887      201,084     102,850            --          --          --         --

Original restricted
  shares granted in
  year 2001............               --           --          --       522,354     303,000      78,300         --
Shares forfeited to
  beneficial trustee...               --      (24,468)    (19,839)      (87,837)    (91,500)         --         --
                              ----------    ----------   ----------   ----------  ----------  ----------  ----------

Balance at December
  31, 2001.............           80,887      176,616      83,011       434,517     211,500      78,300         --

Original restricted
  shares granted in
  year 2002............               --           --          --            --      30,000      10,000    134,447
Shares forfeited to                                                                                               )
  beneficial trustee...               --       (9,884)     (2,279)      (38,719)    (28,400)         --     (9,192
                              -----------   ----------   ----------   ----------  ----------  ----------  ----------

Balance at December
  31, 2002.............           80,887      166,732      80,732       395,798     213,100      88,300    125,255
                              -----------   ----------   ----------   ----------  ----------  ----------  ----------
                              -----------   ----------   ----------   ----------  ----------  ----------  ----------
Grant Price Per Share..           $24.00        $NIL        $NIL          $NIL        $NIL        $NIL       $NIL
                              -----------   ----------   ----------   ----------  ----------  ----------  ----------
                              -----------   ----------   ----------   ----------  ----------  ----------  ----------
Weighted average fair
  value of the shares
  granted..............            $2.50        $26.50      $26.50         $8.67       $8.75       $4.13      $4.00
                              -----------   ----------   ----------   ----------  ----------  ----------  ----------
                              -----------   ----------   ----------   ----------  ----------  ----------  ----------

         Weighted average fair value of the shares granted is estimated to be the average market value of the shares at the time of the grant.

24.      Directors Stock Option Plan

         A Non-executive Director Option Plan was approved on October 26, 2000 by the shareholders of the Company. Each eligible Director on the date of the first board meeting of each calendar year, commencing in 2001, would receive the grant of an option to purchase 20,000 common shares on that date. The Options granted are subject to such terms and conditions as determined by the Board of Directors at the grant.

         The option price, per share, payable before the end of each February, is determined by the Board of Directors for each such grant of options. The non-executive Directors may decline all or part of the award, which is non-transferable.

         The Board granted the first awards under the above plan in 2001. The option price was fifteen percent less than the average closing price of the shares for the last five trading days of the previous calendar year. The award vests over four years with one quarter of the shares vesting each year. Full payment must be made upon exercising the option. Upon resignation of an eligible Director, all unvested shares are forfeited and the option price received for the forfeited unvested shares is refunded. Only one director accepted the offer on February 10, 2001 for the 20,000 shares granted under option. The $164 received as proceeds of this plan was included in additional paid-in capital. On February 28, 2002, the Company issued to the director the 5,000 ordinary shares that vested on that date.

         As per the terms of the plan, the Board granted options to all eligible directors again in February 2002. These awards will vest after four years. Optionees must pay 15% of the option price, which is the average closing price of the shares for the last five trading days of year 2001, at the time of exercising the option. The balance of 85% must be paid on or before the vesting date. The resignation of a Director following his or her exercise of the Grant of Options and payment of the Option Price shall not cause a forfeiture of the unvested shares. All the eligible non-executive Directors accepted the offer before February 28, 2002. The $50 received towards the 15% of the option price was included in additional paid-in capital.

         The Board granted options to all eligible directors again in February 2003. These awards will vest after four years. Optionees must pay 10% of the option price, which is the average closing price of the shares for the last five trading days of year 2002, at the time of exercising the option. The balance of 90% must be paid on or before the vesting date. The resignation of a Director following his or her exercise of the grant of options and payment of the option price shall not cause a forfeiture of the unvested shares. Three eligible directors accepted the offer before February 28, 2003.

25.      Credit Facilities

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

         On March 20, 2002, the credit facility was renewed for $10,000 for one more year subject to the same terms and conditions as applicable to the original facility.

         As of December 31, 2001 and 2002, the outstanding principal amount under this credit facility was $NIL.

         This credit facility was renewed for $10,000 for a further one year period on March 7, 2003, subject to the same terms and conditions as applicable to the original facility.

         The Company also holds a Documentary Credit facility with the Hongkong and Shanghai Banking Corporation Limited, for providing documentary credits to the Company's suppliers. This facility has a maximum limit of $800. One of the Company's fellow subsidiaries has guaranteed the Company's obligations under the credit facility. As at December 31, 2002, the unutilized amount under this facility was approximately $713.

ITEM 9.  THE OFFER AND LISTING

Price history of stock

Global Sources Ltd. Shares Prices for the periods indicted as follows:

                   Period                       High                Low
     -----------------------------           ----------         ----------
      Year 2000                               $99.8750           $8.7500
      Year 2001                                11.2500            3.0000
      Year 2002                                 5.5700            2.8500
      First Quarter 2001                       11.2500            8.0000
      Second Quarter 2001                       8.6500            6.0000
      Third Quarter 2001                        6.5400            3.0000
      Fourth Quarter 2001                       4.8200            3.1000
      First Quarter 2002                        5.5700            3.6500
      Second Quarter 2002                       5.1000            4.0500
      Third Quarter 2002                        4.2000            2.8500
      Fourth Quarter 2002                       5.1900            3.3600
      October 2002                              4.7500            3.3600
      November 2002                             4.1500            3.5000
      December 2002                             5.1900            4.1000
      January 2003                              5.3000            4.1500
      February 2003                             4.9000            4.1700
      March 2003                                4.4600            4.1500


Markets

Our shares are listed and traded on the NASDAQ national market.

ITEM 10. ADDITIONAL INFORMATION

Memorandum and Articles of Association

Description of shareholder rights attaching to our common shares

Fairchild (Bermuda), Ltd. was incorporated in Bermuda on November 9, 1999 under the Companies Act 1981 of Bermuda. After a share exchange with Trade Media, Fairchild (Bermuda), Ltd. changed its name to Global Sources Ltd. The rights of our shareholders are governed by Bermuda law and our memorandum of association and bye-laws.

The following discussion of our common shares, and the laws governing the rights of our shareholders, is based upon the advice of Appleby, Spurling & Kempe, our Bermuda counsel.

Our authorized share capital consists of 50,000,000 common shares, par value $0.01 per share, of which 26,313,949 common shares are issued and outstanding.

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

Voting rights

Generally, under Bermuda law and our bye-laws, questions brought before a general meeting are decided by a simple majority vote of shareholders present or represented by proxy. Each shareholder is entitled to one vote for each share held. Matters will be decided, by way of votes cast on a show of hands, unless a poll is demanded.

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

Dividends, if any, on our common shares will be paid at the discretion of our board of directors and will depend on our future operations and earnings, capital requirements, surplus and general financial conditions, as our board of directors may deem relevant.

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

Preemptive rights

Our bye-laws do not provide the holders of our common shares with preemptive rights in relation to any issues of common shares held by us or any transfer of our shares.

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

Our bye-laws provide that the register of shareholders of a company is required to be open for inspection during normal business hours by shareholders without charge and to members of the general public on the payment of a fee. A company is required to maintain its share register in Bermuda but may, subject to the provisions of the Companies Act, establish a branch register outside of Bermuda. We have established a branch register with our transfer agent Mellon Investor Services, LLC at 44 Wall Street, 6th Floor, New York, New York 10005.

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

The board has the power at any time and from time to time to appoint any individual to be a director so as to fill a casual vacancy. The board may approve the appointment of alternate directors.

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

Registrar or Transfer Agent

Our transfer agent and registrar is Mellon Investor Services, LLC. In addition to a register held by Mellon Investor Services, a register of holders of the shares is maintained by Appleby, Spurling & Kempe in Bermuda located at Cedar House, 41 Cedar Avenue, Hamilton HM12, Bermuda.

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

Exchange Controls

Bermuda Law

We have been designated as a non-resident under the Exchange Control Act of 1972 by the Bermuda Monetary Authority. This designation will allow us to engage in transactions in currencies other than the Bermuda dollar.

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

As an "exempted company," we are exempt from Bermuda laws, which restrict the percentage of share capital that may be held by non-Bermudians. However, as an exempted company we may not participate in designated business transactions, including:

     o the acquisition or holding of land in Bermuda (except that required for our business and held by way of lease or tenancy agreement for a term not exceeding 50 years or, with the consent of the Minister granted in his discretion, land held by way of lease or tenancy for a term of not more than 21 years in order to provide accommodation or recreational facilities for our officers and employees);

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

Our reports and other information, when so filed, may be inspected and copied at the public reference facilities maintained by the Securities and Exchange Commission at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. Copies of such material may be obtained from the Public Reference Section of the Securities and Exchange Commission, 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates.

These reports and other information may also be inspected at the offices of the NASDAQ National Market, 1735 K Street, N.W., Washington, D.C. 20006.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We operate internationally and foreign exchange rate fluctuations may have a material impact on our results of operations. Historically, currency fluctuations have been minimal on a year-to-year basis in the currencies of the countries where we have operations. As a result, foreign exchange gains or losses in revenues and accounts receivable have been offset by corresponding foreign exchange losses or gains arising from expenses. However, during the Asian economic crisis of 1997 to 1998, both advertising sales and the value of Asian currencies declined, which caused a significant decline in revenues that was not fully offset by lower expense levels in Asian operations.

This decline in revenues occurred due to contracts being denominated and priced in foreign currencies prior to devaluations in Asian currencies. The conversion of these contract proceeds in U.S. dollars resulted in losses and reflects the foreign exchange risk assumed by us between contract signing and the conversion of cash into U.S. dollars. We believe this risk is mitigated because historically a majority (ranging between 55% and 65%) of our revenues are denominated in U.S. dollars or are received in the Hong Kong currency, which is currently pegged to the U.S. dollar. To the extent significant currency fluctuations occur in the New Taiwan dollar, and Chinese Renminbi or other Asian currencies, or if the Hong Kong dollar is no longer pegged to the U.S. dollar, our profits would be affected.

As of December 31, 2002, we have not engaged in foreign currency hedging activities.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES - (Not applicable)

PART II

All financial information contained in this document is expressed in United States dollars, unless otherwise stated.

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES - (Not applicable)

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS - (Not applicable)

ITEM 15. CONTROLS AND PROCEDURES

We maintain a set of disclosure controls and procedures designed to ensure that information required to be disclosed by the Company in report that it files or submits under the U.S. Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms. Within the 90-day period prior to the filing of this report, an evaluation was carried out under the supervision and with the participation of the Company's management, including the Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), of the effectiveness of our disclosure controls and procedures. Based on that evaluation, the CEO and CFO have concluded that our disclosure controls and procedures are effective.

Subsequent to the date of their evaluation, there have been no significant changes in our internal controls or in other factors that could significantly affect these controls.

ITEM 16A.         AUDIT COMMITTEE FINANCIAL EXPERT - (Not applicable)

ITEM 16B.         CODE OF ETHICS - (Not applicable)

ITEM 16C.         PRINCIPAL ACCOUNTANT FEES AND SERVICES - (Not applicable)

                                    PART III

All financial information contained in this document is expressed in United States dollars, unless otherwise stated.

ITEM 17.          FINANCIAL STATEMENTS - (Not applicable)

ITEM 18.          FINANCIAL STATEMENTS

As provided in Item 8, the Company has presented financial statements in accordance with U.S. accounting standards in lieu of Item 18.

ITEM 19.          EXHIBITS

                                  EXHIBIT INDEX


Exhibit No.     Description
----------      -----------
1.1             Memorandum of Association of the Company. *

1.2             Bye-laws of the Company. *

1.3 Amendments to the Bye-Laws of Global Sources Ltd., as approved at the May 6, 2002 Annual General Meeting of Shareholders. ++

2.1             Specimen Certificate. *

4.2             Form of executive officer employment agreement. *

4.3 Employment Agreement dated November 1, 1999, by and between Trade Media Holdings Limited and Merle Hinrichs. *

4.4 Amendment to Employment Agreement dated January 19, 2000, between Trade Media Holdings Limited and Merle Hinrichs. *

4.5 Employment Agreement dated as of January 29, 2000, by and between LER Corporation and Merle Hinrichs. *

4.6 Form of Restricted Stock Award and Agreement, dated as of January 29, 2000, by and between LER Corporation and Merle Hinrichs. *

4.7 Amendment No.1 to Restricted Stock Award and Agreement dated as of February 29, 2000, by and between LER Corporation and Merle Hinrichs. *

4.8             Form of The Global Sources Employee Equity Compensation Plan No.
                I. *

4.9             Form of The Global Sources Employee Equity Compensation Plan No.
                II. *

4.10            Form of The Global Sources Employee Equity Compensation Plan No.
                III. *

4.11            Loan Agreement, dated March 7, 2000 of Trade Media Holdings Ltd.
                to Hung Lay Si Co. Ltd. *

4.12 Facility Agreement, dated March 17, 2000, between Bank of Bermuda (Isle of Man) Limited and Trade Media Holdings Ltd. *

4.13 Guarantee and Indemnity, dated March 17, 2000, between Hung Lay Si Co. Ltd. and Bank of Bermuda (Isle of Man) Limited. *

4.15 Extension of the Facility terms and conditions letter dated March 9, 2001, between Bank of Bermuda (Isle of Man) Limited and Trade Media Holdings Ltd. **

4.16 Acceptance of the terms and conditions relating to extension of the facility dated March 13, 2001, by Trade Media Holdings Ltd.
                **

4.17 Extension of the guarantee and indemnity, dated March 13, 2001, between Hung Lay Si Co. Ltd. and Bank of Bermuda (Isle of Man) Limited. **

4.18            Form of The Global Sources Employee Equity Compensation Plan No.
                IV. **

4.19            Form of The Global Sources Employee Equity Compensation Plan No.
                V. **

4.20            Form of The Global Sources Employee Equity Compensation Plan No.
                VI. ***

4.21 Extension of the Facility terms and conditions letter dated March 20, 2002, between Bank of Bermuda (Isle of Man) Limited and Trade Media Holdings Ltd., and Acceptance of the terms and conditions relating to extension of the facility by Trade Media Holdings Ltd. +

4.22 Extension of the guarantee and indemnity, dated March 20, 2002, between Hung Lay Si Co. Ltd. and Bank of Bermuda (Isle of Man) Limited. +

4.23            Form of The Global Sources Employee Equity Compensation Plan No.
                VII. *****

4.24 Extension of the Facility terms and conditions letter dated March 7, 2003, between Bank of Bermuda (Isle of Man) Limited and Trade Media Holdings Ltd., and Acceptance of the terms and conditions relating to extension of the facility by Trade Media Holdings Ltd.

4.25 Extension of the guarantee and indemnity, dated March 7, 2003, between Hung Lay Si Co. Ltd. and Bank of Bermuda (Isle of Man) Limited.

4.26 Global Sources' Code of Ethics (approved and adopted by the Board of directors on March 7, 2003).

4.27            Form of The Global Sources Employee Equity Compensation Plan No.
                V (Amended). *****

8.1             Subsidiaries of the Company.

Exhibit No.     Description
----------      -----------
12.1            Consent of Independent Accountants for incorporation of their report filed with Form 6-K into the Company's previously filed
                Registration Statements File No. 333-59098 and 333-62132. ****

12.2            Changes in Registrant's Certifying Accountant. +++

12.3            Letter to the SEC from the Company pursuant to SEC Release No.
                33-8070, dated April 9, 2002. ****

12.4 Certification by the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-- Oxley Act of 2002.

12.5 Certification by the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-- Oxley Act of 2002.

12.6 Consent of Independent Accountants for incorporation of their report filed under Form 20-F into the Company's previusly filed Registration Statements File No. 333-104426 and 333-59058.

___________________

* Incorporated by reference to Form 20-F Annual Report of Global Sources Ltd. filed with the Securities and Exchange Commission on June 30, 2000.

** Incorporated by reference to Form 20-F Annual Report of Global Sources Ltd. filed with the Securities and Exchange Commission on April 5, 2001.

*** Incorporated by reference to Form S-8 Registration Statement filed with the Securities and Exchange Commission on June 1, 2001.

**** Incorporated by reference to Form 6-K filed with the Securities and Exchange Commission on April 25, 2002.

***** Incorporated by reference to Form S-8 Registration Statement filed with the Securities and Exchange Commission on April 10, 2003.

+ Incorporated by reference to Form 20-F Annual Report of Global Sources Ltd. filed with the Securities and Exchange Commission on April 30, 2002.

++ Incorporated by reference to Form 6-K filed with the Securities and Exchange Commission on May 6, 2002.

+++ Incorporated by reference to Form 6-K filed with the Securities and Exchange Commission on August 13, 2002.

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

                         GLOBAL SOURCES LTD.


                         By:    /s/ EDDIE HENG
                                ------------------------------------------------
                                Eddie Heng, Director and Chief Financial Officer


Date:  May 5, 2003

                  CERTIFICATION BY THE CHIEF EXECUTIVE OFFICER
            PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002


I, Merle A. Hinrichs, certify that:

1.       I have reviewed this annual report on Form 20-F of Global Sources Ltd.

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

         a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

         b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

         c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

         a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

         b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date:    May 5, 2003
                                  /s/ Merle A. Hinrichs
                                  ------------------------------------------
                                  Merle A. Hinrichs, Director, Chairman and
                                  Chief Executive Officer

                  CERTIFICATION BY THE CHIEF FINANCIAL OFFICER
            PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002


I, Eddie Heng, certify that:

1.       I have reviewed this annual report on Form 20-F of Global Sources Ltd.

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

         a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

         b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

         c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

         a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

         b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date:    May 5, 2003
                               /s/  Eddie Heng
                               -----------------------------------------------
                               Eddie Heng, Director and Chief Financial Officer

                                                                    EXHIBIT 4.24
                                                                    ------------




                                 BANK of BERMUDA

                                 Bank of Bermuda
                              (Isle of Man) Limited


                                   P.O. Box 34
                               12/13/ Hill Street,
                                    Douglas,
                             Isle of Man, IM99 1BW,
                                  British Isles
                          Telephone +44 (0) 1624 637777
                            Fax +44 (0) 1624 637778/9

7th March, 2003

The Directors
Trade Media Holdings Limited
24/F Block B, Vita Tower
29 Wong Chuk Hang Road
Hong Kong

Dear Sirs,

This letter confirms that the Bank of Bermuda (Isle of Man) Limited ("the Bank") is prepared to extend the loan facility to Trade Media Holdings Limited ("the Borrower"). Subject to the amendment outlined below, the terms and conditions originally set forth in the Bank's facility letter of 13th March 2000, continue to apply.

The amendment is as follows:

Amount: The paragraph that follows this heading in the Facility Letter is to be amended to read as follows;

"A maximum amount of US$10,000,000 (ten million US dollars) ("the Loan") will be available which may be drawn in tranches of a minimum of US$1,000,000 (one million US dollars)"

The loan and all unpaid interest, fees and other sums payable under this facility shall be repaid in full not later than the 20th March 2004, pending a full review and possible renewal of the facility for a further twelve month term.

The Bank will incur no obligations under this letter until it has received all of the following:

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

Yours faithfully,
/s/  Nigel Cashin
Nigel Cashin
------------
Credit Manager






TO:  BANK OF BERMUDA (ISLE OF MAN) LIMITED

The Borrower hereby agrees to accept the terms and conditions as set out in the Bank's letter to the Borrower dated the 7th March 2003 of which the foregoing is a true copy.

For and on behalf of Trade Media Holdings Limited
(as Borrower)

/s/  Eddie Heng Teng Hua                      /s/  Ong Mei Ling
------------------------                      -----------------
Director                                      Secretary

Date:   March 7, 2003

                                                                    EXHIBIT 4.25
                                                                    ------------




--------------------------------------------------------------------------------
                              HUNG LAY SI CO. LTD.
                         Hong Kong Representative Office
                  Mailing address: G.P.O. Box 10999, Hong Kong
--------------------------------------------------------------------------------

7 March, 2003

Bank of Bermuda (Isle of Man) Limited
P.O. Box 34,
12/13 Hill Street, Douglas,
Isle of Man, IM99 1BW,
British Isles

Dear Sirs:

In consideration of your extending a Loan Facility of up to a maximum amount of US$10,000,000 (ten million US Dollars) ("the Loan Facility") pursuant to the terms of a Facility letter dated 7 March 2003, copy attached, to Trade Media Holdings Limited ("the Borrower") we hereby irrevocably undertake, in your favor:

1. to acknowledge that the Guarantee and Charge Agreement (both dated 17th March 2000) that you hold in respect of the initial Loan Facility may be regarded as applying in all respects to the extended 12 months period of the Loan Facility as though each had been entered into by ourselves afresh in respect of the extended period;

2. to continue to deposit with you a deposit on the terms set out in our previous letter dated 17th March 2000 as amended in facility letter dated 7 March 2003; and

3. to deliver to you a copy (certified by either a Director or the Company Secretary) of the Resolution of the Board of Directors of this Company authorizing the signature of this letter on its behalf.

For and behalf of
HUNG LAY SI CO. LIMITED

/s/  William R. Seitz                         /s/  Richard F.V. Jeune
---------------------                         -----------------------
William R. Seitz                              Richard F.V. Jeune
Director                                      Director

                                                                    EXHIBIT 4.26
                                                                    ------------

                                Table of Contents


Code of Ethics

1.       Personal Conduct
2.       Protecting the Company's Assets
         2.1      Confidential and Proprietary Information
         2.2      Insider Information and Securities Trading
         2.3      Use of Company's Resources

3.       Employees
         3.1      Fair Employment Practices
         3.2      Safety and Health Guidelines
         3.3      Anti-harassment Guidelines

4. Subcontractors, Representative Companies, Service Companies and Licensee Companies 4.1 Ethical Business Relationships

5.       Shareholders and Investors 5.1 Accuracy of Company Records

6.       Community and Society 6.1 Environmental Concerns
         6.2      Communicating with External Audiences

7.       Governments
         7.1      Compliance with Applicable Laws, Rules and Regulations

8.       Reporting Violations of the Code
9.       Questions

                                 Code of Ethics


Global Sources is committed to maintaining the highest standard of ethical conduct. Ethics is about doing the right things, as an individual and as an employee of Global Sources (Employee).

Global Sources' (the Company's) core values are introduced and reinforced to Employees through induction briefings, training and employee communications. Every Employee is expected to conduct himself or herself in line with the Code of Ethics outlined below.

1.       Personal Conduct

         1.1 The individual and collective conduct of Global Sources Employees, in respect of the performance of their duties, should promote the Company's business interests and activities.

         1.2 Employee honesty and integrity is essential to ethical business conduct, including the handling of actual or apparent conflicts of interest between an Employee's personal and professional relationships.

         1.3 It is essential for every Employee to avoid making untrue representations or statements to anyone inside or outside the Company.

         1.4 Employees are not permitted to engage in any freelance or other employment of a part time or full time nature, whether within, or outside working hours, without prior written consent from the Company.

         1.5 Employees may not make or offer to make payments to government officials or candidates for public office, either directly or indirectly, in order to obtain or retain an advantage in the business or other activities of the Company.

         1.6 Employees should avoid holding or owning a substantial interest in a company, which is a competitor, customer or a supplier, or acts as a consultant to or is employed by a customer or supplier, unless the Employee has disclosed such interest to the Company and has obtained the relevant approval.

2.       Protecting the Company's Assets

         2.1      Confidential and Proprietary Information

                  2.1.1 Every Employee is responsible for protecting the Company's confidential and proprietary information. The obligation to preserve such information continues even after employment ends.

                  2.1.2 Protecting the confidentiality of sensitive information is a requirement for employment and is reflected in the Company's standard employment agreement. While much of the information about our customers is publicly available once it is published in print media, on the Internet or on other electronic media, Employees should be aware that they may have access to information that should only be discussed or revealed internally on a need-to-know basis.

         2.2      Insider Information and Securities Trading

                  2.2.1 Employees at every level may see information that, if it became public, could affect the price of the Company's shares or the shares of another publicly listed company. Exam-ples of such information would include new products or services, facility closings, expansions, or mergers and acquisitions. Revealing this information to anyone - even family members - before it is made public couldsubject the Employee and the Company to substantial civil and criminal penalties.

         2.3      Use of Company's Resources

                  2.3.1 Every Employee is expected to use good judgment in the use of Company resources. Company assets and facilities should be used only for functions related to the business of Global Sources. Any personal use of company resources must be authorized and must not result in significant additional costs, or disruption of business processes, or other disadvantages to the Company.

3.       Employees

         3.1      Fair Employment Practices

                  3.1.1 Management is committed to carrying out policies promoting equal employment opportunities for all Employees.

         3.2      Safety and Health Guidelines

                  3.2.1 The Company is committed to providing a safe and healthy working environment for its Employees and its visitors.

                  3.2.2 Each Employee is expected to report to work free from the influence of any substance that could prevent him or her from engaging in work activities safely and effectively.

                  3.2.3 Each Employee is expected to know the safety procedures and regulations for his or her workplace.

         3.3      Anti-harassment Guidelines

                  3.3.1 Offensive behavior, discrimination and sexual harassment are not acceptable in the workplace, or at other employment related events or activities. An Employee who witnesses unacceptable activities or behavior is expected to report their occurrence to the appropriate authority in the Company.

4. Subcontractors, Representative Companies, Service Companies and Licensee Companies

         4.1      Ethical Business Relationship

                  The Company is committed to deal only with subcontractors, representative companies, service companies and licensee companies who themselves adhere to acceptable legal requirements, appropriate business practices and ethical performance in their business relationships.

5.       Shareholders and Investors

         5.1      Accuracy of Company Records

                  The Company is committed to maintaining its books, invoices, records, accounts, financial statements, funds and assets in proper condition and to reflect fairly and accurately and in reasonable detail, the underlying transactions and disposition of the Company's business. Misrepresenting facts or falsifying records for any reason is not acceptable.

6.       Community and Society

         6.1      Environmental Concerns

                  6.1.1 The Company is committed to operating its facilities wherever they are located in compliance with applicable environmental, health and safety regulations.

         6.2      Communicating with External Audiences

                  6.2.1 Requests for Company information from the media should be directed to Corporate Communications to ensure professional and consistent representation. Only those individuals designated by the Company may represent the Company in dealings with the public.

                  6.2.2 Requests for information from financial analysts and/or shareholders should be directed to Investor Relations for an appropriate response.

                  6.2.3 Every Employee is expected to cooperate with reasonable requests for information from government agencies and regulators, and to consult with the Legal Department before responding to any non-routine requests. All information provided for such requests should be responsive and accurate.

7.       Governments

         7.1      Compliance with Applicable Laws, Rules and Regulations

                  7.1.1 The Company conducts business globally where laws, customs, and social requirements may vary. In our business dealings, the Company is committed to abide by the laws, customs and norms of the host nations and communities in which we operate.

8.       Reporting Violations of the Code

         If any Employee feels that he or she has been unfairly treated or harassed by co-workers, supervisors in a work situation, or by fellow employees, or observes or has concerns about violations of this Code, or unethical or illegal activities, the Employee is encouraged to take appropriate and consistent action to report the concerns to his or her Supervisor or the Human Resources Department.

9.       Questions

         Any Employee who has any questions or requires any guidance regarding the Code is encouraged to contact his or her Supervisor. If an Employee is uncomfortable discussing the issue with his or her Supervisor, he or she may approach the Human Resources Department.

                                                                     Exhibit 8.1
                                                                     ----------


                       SUBSIDIARIES OF GLOBAL SOURCES LTD.


         Name                                                          Jurisdiction of Organization
         ----                                                          ----------------------------
         Global Sources Technologies Ltd.                              Bermuda
         Trade Media Holdings Limited                                  Cayman Islands
         ASM Business Services Limited                                 Cayman Islands
         AS Mediaconsult Limited                                       Republic of Cyprus
         China Media Advertising, Inc.                                 Liberia
         E-Commerce International Ltd.                                 Bermuda
         Earldom Limited                                               British Virgin Islands
         eMedia Asia Ltd.                                              Barbados
         Earldom Computer Software (Shenzhen) Co., Ltd.                Peoples Republic of China
         Equitable Accounting Services Limited                         Hong Kong SAR
         Event Marketing Services Limited                              Hong Kong SAR
         Export Media Ltd.                                             British Virgin Islands
         Fertile Valley Pte Ltd.                                       Singapore
         Floro Company Limited                                         Hong Kong SAR
         Fortune Valley Ltd.                                           Mauritius
         Global Capital Group Holdings Limited                         British Virgin Islands
         Global Sources Auctions Ltd.                                  Cayman Islands
         Global Sources Auctions Limited                               Hong Kong SAR
         Global Sources Research Foundation Limited                    British Virgin Islands
         Hillcrest Services Limited                                    British Virgin Islands
         Japan Publishing Limited                                      Japan
         Lazenby Services Limited                                      British Virgin Islands
         Global Sources USA, Inc.                                      USA - Delaware


         Name                                                          Jurisdiction of Organization
         ----                                                          ----------------------------
         Media Data Systems Pte Ltd.                                   Singapore
         Media Productions Ltd.                                        Cayman Islands
         Pine Grove B.V.                                               Netherlands
         Publishers Representatives Limited                            Hong Kong SAR
         Steady Access Resources Limited                               British Virgin Islands
         Steady Information Consultant (Shenzhen) Co., Ltd             Peoples Republic of China
         Targeted Marketing Promotions Corp.                           Liberia
         Trade Mag Europe S.A.                                         Belgium
         Trade Management Software Limited                             Cayman Islands
         Trade Management Software (HK) Limited                        Hong Kong SAR
         Trade Magazine Productions Limited                            Hong Kong SAR
         Trade Media Limited                                           Cayman Islands
         Trade Point Hong Kong Limited                                 Hong Kong SAR
         World Executive's Digest Limited                              Cayman Islands


                                                                    Exhibit 12.4
                                                                    ------------


                                  Certification
           Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to
                  Section 906 of the Sarbanes-Oxley Act of 2002


Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Chapter 63, Title 18 U.S.C. ss.1350(a) and (b)), the undersigned hereby certifies in his capacity as an officer of Global Sources Ltd. (the "Company") that the Annual Report of the Company on Form 20-F for the year ended December 31, 2002 fully complies with the requirements of Section 13(a) or 15 (d) of the Securities Exchange Act of 1934, as amended, and that the information contained in such Report fairly presents, in all material respects, the financial condition and results of operations of the Company at the end of and for the periods covered by such Report.

Dated:  May 5, 2003

                                  /s/ MERLE A. HINRICHS
                                  ----------------------------------------------
                                  Merle A. Hinrichs
                                  Director, Chairman and Chief Executive Officer


The foregoing certification is being furnished solely pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Chapter 63, Title 18 U.S.C. ss.1350(a) and (b)), is not a part of the Form 20-F to which it refers and is, to the extent permitted by law, provided by the above signatory to the extent of his knowledge.

A SIGNED ORIGINAL OF THIS WRITTEN STATEMENT REQUIRED BY SECTION 906 HAS BEEN PROVIDED TO GLOBAL SOURCES LTD. AND WILL BE RETAINED BY GLOBAL SOURCES AND FURNISHED TO THE SECURITIES AND EXCHANGE COMMISSION OR ITS STAFF UPON REQUEST.

                                                                    Exhibit 12.5
                                                                    ------------


                                  Certification
           Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to
                  Section 906 of the Sarbanes-Oxley Act of 2002


Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Chapter 63, Title 18 U.S.C. ss.1350(a) and (b)), the undersigned hereby certifies in his capacity as an officer of Global Sources Ltd. (the "Company") that the Annual Report of the Company on Form 20-F for the year ended December 31, 2002 fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, and that the information contained in such Report fairly presents, in all material respects, the financial condition and results of operations of the Company at the end of and for the periods covered by such Report.

Dated:  May 5, 2003

                                        /s/ EDDIE HENG
                                        ------------------------------------
                                        Eddie Heng
                                        Director and Chief Financial Officer


The foregoing certification is being furnished solely pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Chapter 63, Title 18 U.S.C. ss.1350(a) and (b)), is not a part of the Form 20-F to which it refers and is, to the extent permitted by law, provided by the above signatory to the extent of his knowledge.

A SIGNED ORIGINAL OF THIS WRITTEN STATEMENT REQUIRED BY SECTION 906 HAS BEEN PROVIDED TO GLOBAL SOURCES LTD. AND WILL BE RETAINED BY GLOBAL SOURCES AND FURNISHED TO THE SECURITIES AND EXCHANGE COMMISSION OR ITS STAFF UPON REQUEST.

                                                                   EXHIBIT 12.6




[Letterhead of Ernst & Young]


CONSENT OF INDEPENDENT ACCOUNTANTS


We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-104426 and 333-59058) pertaining to Global Sources Equity Compensation Plans Numbers, I, II, III, IV, V, VI and VII of our report dated March 28, 2003, with respect to the consolidated financial statements of Global Sources Ltd. and its subsidiaries for the year ended December 31, 2002 included in Annual Report (Form 20-F).





/s/ ERNST & YOUNG

Singapore

May 5, 2003