Form 20-F
period 2003-12-31
GLOBAL SOURCES LTD /BERMUDA
filed 2004-05-04
CIK 1110650

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 20-F

(Mark One)

[   ] Registration Statement Pursuant To Section 12(b) or (g) of the Securities
      Exchange Act of 1934

                                       OR

[ X ] Annual Report Pursuant To Section 13 or 15 (d) of the Securities
      Exchange Act of 1934 For the fiscal year ended December 31, 2003.

                                       OR

[  ] Transition Report Pursuant to Section 13 or 15(d) of the Securities
     Exchange Act of 1934

For the transition period from ................. to.............................
Commission file number 000-30678

                               GLOBAL SOURCES LTD.
             (Exact Name of Registrant as Specified in its Charter)

                               Global Sources Ltd.
                 (Translation of Registrant's Name into English)

                                     Bermuda
                 (Jurisdiction of incorporation or organization)

                                  Canon's Court
                               22 Victoria Street
                             Hamilton, HM 12 Bermuda
                    (Address of principal executive offices)

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

28,952,194 common shares, $0.01 par value, outstanding as of April 1, 2004.

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

                       Item 17                          Item 18       x

                                TABLE OF CONTENTS

                               GENERAL INFORMATION

                                                                            PAGE


                                     PART I

ITEM 1.        IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS.........3
ITEM 2.        OFFER STATISTICS AND EXPECTED TIMETABLE.......................3
ITEM 3.        KEY INFORMATION...............................................3
ITEM 4.        INFORMATION ON THE COMPANY...................................14
ITEM 5.        OPERATING AND FINANCIAL REVIEW AND PROSPECTS.................26
ITEM 6.        DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES...................37
ITEM 7.        MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS............44
ITEM 8.        FINANCIAL INFORMATION........................................46
ITEM 9.        THE OFFER AND LISTING........................................77
ITEM 10.       ADDITIONAL INFORMATION.......................................77
ITEM 11.       QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK...87
ITEM 12.       DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.......87

                                     PART II

ITEM 13.       DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES..............88
ITEM 14.       MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS
                 AND USE OF PROCEEDS........................................88
ITEM 15.       CONTROLS AND PROCEDURES......................................88
ITEM 16A.      AUDIT COMMITTEE FINANCIAL EXPERT.............................88
ITEM 16B.      CODE OF ETHICS...............................................88
IETM 16C.      PRINCIPAL ACCOUNTANT FEES AND SERVICES.......................89
ITEM 16D.      EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES...89
ITEM 16E.      PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED
                 PURCHASERS.................................................89

                                    PART III

ITEM 17.       FINANCIAL STATEMENTS.........................................89
ITEM 18.       FINANCIAL STATEMENTS.........................................89
ITEM 19.       EXHIBITS.....................................................90

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

These risks include:

     o    customer satisfaction and quality issues;

     o    competition;

     o    our ability to achieve and execute internal business plans;

     o worldwide political instability and economic downturns and inflation, including any weakness in the economic and political conditions of countries in the Asia-Pacific region, including China; and

     o    other factors described herein under "Risk Factors."

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

In this Annual Report on Form 20-F, except as specified otherwise or unless the context requires otherwise, "we," "our," "us," the "Company," and "Global Sources" refer to Global Sources Ltd. and its subsidiaries. All references to "fiscal" in connection with a year shall mean the year ended December 31.

All financial information contained herein is expressed in United States dollars, unless otherwise stated.

                                     PART I

     ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
             - (NOT APPLICABLE)

     ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE
             - (NOT APPLICABLE)

     ITEM 3. KEY INFORMATION

SELECTED FINANCIAL DATA

The following historical financial information should be read in conjunction with the section entitled "Operating and Financial Review and Prospects" and our audited consolidated financial statements and related notes, which are included elsewhere in this document. The consolidated statements of income data for each of the three years ended December 31, 2001, 2002 and 2003 and selected consolidated balance sheet data as of December 31, 2002 and 2003 are derived from, and qualified by reference to, our audited consolidated financial statements included elsewhere in this document. The consolidated statements of income data for each of the years ended December 31, 1999 and 2000 and selected consolidated balance sheet data as of December 31, 1999, 2000 and 2001 are derived from our audited financial statements not included in this document.

                                                                        YEAR ENDED DECEMBER 31,
                                                     ------------------------------------------------------------
                                                         1999         2000        2001        2002        2003
                                                     ----------  -----------  -----------  ----------  ----------
                                                                 (In Thousands, Except Per Share Data)
INCOME STATEMENT DATA:
Revenues:
   Online services..............................       $25,463      $55,121      $55,468     $51,268     $51,367
   Other media services.........................        61,778       44,113       36,391      33,132      36,318
   Exhibitions..................................         1,906        2,635        2,619       2,455       3,327
   Miscellaneous................................         1,125        1,184          807         631         657
                                                     ----------  -----------  -----------  ----------  ----------
Total revenues..................................        90,272      103,053       95,285      87,486      91,669
Operating expenses:
   Sales........................................        29,481       33,847       31,236      28,659      30,113
   Event production.............................           562          795          811         933         930
   Community....................................        13,120       13,710       12,735      12,481      12,331
   General and administrative...................        31,521       35,618       32,748      28,885      28,682
   Online services development..................         3,461        6,665        8,393       5,378       4,960
   Non-cash compensation expense(1).............            --       65,689        2,501       2,564       1,419
   Other(2).....................................           371        2,371        3,476       3,740       4,453
                                                     ----------  -----------  -----------  ----------  ----------
Total operating expenses........................        78,516      158,695       91,900      82,640      82,888
                                                     ----------  -----------  -----------  ----------  ----------
Income (loss) from operations...................       $11,756     $(55,642)      $3,385      $4,846      $8,781
   Interest expense.............................          (337)        (649)        (172)         --          --
   Interest income..............................           558        1,135          357         439         122
   Loss on sale of available-for-sale securities            --           --           --          --         (40)
   Foreign exchange gains (losses), net.........           427           50         (470)         50          --
   Write-down of investments....................            --      (11,750)      (1,150)         --          --
                                                     ----------  -----------  -----------  ----------  ----------
Income (loss) before income taxes...............        12,404      (66,856)       1,950       5,335       8,863
Income tax provision............................        (1,435)      (1,277)      (1,143)       (720)       (668)
                                                     ----------  -----------  -----------  ----------  ----------
Income (loss) before minority interest..........       $10,969     $(68,133)        $807      $4,615      $8,195
                                                     ----------  -----------  -----------  ----------  ----------
Equity in income (loss) of affiliate............            --          (51)          51          --          --
Minority interest...............................            --          (37)         (83)       (308)       (861)
                                                     ----------  -----------  -----------  ----------  ----------
Net income (loss)...............................       $10,969     $(68,221)        $775      $4,307      $7,334
                                                     ==========  ===========  ===========  ==========  ==========
Basic and diluted net income (loss) per share...         $0.40      $(2.39)        $0.03       $0.15       $0.25
                                                     ==========  ===========  ===========  ==========  ==========
Cash dividends declared per share...............          0.54           --           --          --          --

Shares used in basic net income per share
calculations(3).................................         27,557      28,544       28,936      28,940      28,946

Shares used in diluted net income per share
calculations(3).................................        27,557       28,544       28,936      28,940      28,973
                                                     ==========  ===========  ===========  ==========  ==========

                                                                              DECEMBER 31,
                                                     ------------------------------------------------------------
                                                         1999         2000        2001         2002        2003
                                                     ----------  -----------  -----------  ----------  ----------
                                                                       (In U.S. Dollars Thousands)
BALANCE SHEET DATA:
   Cash and cash equivalents......................      $15,433     $12,727      $20,236     $11,009      $26,227
   Available-for-sales securities.................           --          --           --      26,199       35,140
   Total assets...................................       46,645      55,706       53,602      62,650       82,541
   Net assets.....................................        5,710       8,161       11,601      18,522       27,980
   Long-term debt, less current portion...........        3,540      16,084       15,963      15,856       16,068
   Total shareholders' equity.....................        5,710       8,161       11,601      18,522       27,980


___________________

(1) Reflects the non-cash compensation expenses associated with the grants under the employee equity compensation plans and for year 2000, also includes the non-cash compensation expenses associated with the transfer of shares from Hung Lay Si Co. Ltd., our former parent company, to our chairman and chief executive officer. Non-cash compensation expense was allocated according to the category under which a staff employee and team member functioned as follows: approximately $323 (2002: $623; 2001: $381; 2000: $291) represents sales expenses, $96 (2002: $238; 2001: $87; 2000:
     $168) represents community expenses, $691 (2002: $1,179; 2001: $1,546;
     2000: $65,044) represents general and administrative expenses and $309 (2002: $524; 2001: $487; 2000: $186) represents online services development expenses.

(2) Includes amortization of intangibles/software development cost and for the year ended December 31, 2000 also includes non-cash listing expenses of approximately $1.4 million.

(3) On February 16, 2004, we announced a one for ten bonus share issue on our outstanding common shares. All common shares and per-share amounts have been retroactively adjusted to reflect the eleven for ten share split for all periods presented. For a further discussion on the share split, please see Note 26 of our consolidated financial statements appearing elsewhere in this annual report. Fractional shares were rounded up resulting in an additional 1,350 common shares upon distribution of the bonus shares on April 1, 2004.

RISK FACTORS

In addition to other information in this annual report, the following risk factors should be carefully considered in evaluating us and our business because such factors may have a significant impact on our business, operating results and financial condition. As a result of the risk factors set forth below and elsewhere in this annual report, and the risks discussed in our other Securities and Exchange Commission filings, actual results could differ materially from those projected in any forward-looking statements.

General economic uncertainty may reduce spending for business-to-business marketing and advertising.

The revenue growth and profitability of our business depends significantly on the overall demand for business-to-business media and especially online marketplace services, trade publications and trade shows. We believe that the markets for these services are subject to the potentially negative impact of a number of factors, including reductions in marketing expenditures by suppliers and the overall weakening of global economies. These factors may give rise to a number of market trends that adversely affect our business and revenues.

The Chinese market is key to our current and future revenue growth, and political instability in this market could reduce our revenue and seriously harm our business.

Our customers in China provided more than 36% of our total revenues in fiscal 2002 and approximately 43% of our total revenues in fiscal 2003, and we believe our operations in China will continue to grow for the next several years. Our dependence on the China market and its revenues is significant, and adverse political changes in China may harm our business and cause our revenues to decline.

The Chinese government has instituted a policy of economic reform which has included encouraging foreign trade and investment, and greater economic decentralization. However, the Chinese government may discontinue or change these policies, or these policies may not be successful. Moreover, despite progress in developing its legal system, China does not have a comprehensive and highly developed system of laws, particularly as it relates to foreign investment activities and foreign trade. Enforcement of existing and future laws, regulations and contracts is uncertain, and implementation and interpretation of these laws and regulations may be inconsistent. As the Chinese legal system develops, new laws and regulations, changes to existing laws and regulations and the interpretation or enforcement of laws and regulations may adversely affect business operations in China. While Hong Kong SAR (Special Administrative Region) has had a long history of promoting foreign investment, its incorporation into China means that the uncertainty related to China and its policies may now also affect Hong Kong SAR.

The international markets, and in particular the Asia-Pacific region, in which we do business are subject to political and economic instability, which may interfere with our ability to do business, increase our costs and decrease our revenues.

The international markets in which we operate are subject to risks, including:

     o    fluctuations in regional economic conditions;

     o    political instability;

     o    the threat of terrorist attacks;

     o    conflicting and changing legal and regulatory requirements;

     o    restrictions placed on our operations due to our foreign status;

     o    significant changes in tax rates and reporting requirements;

     o the loss of revenues, property and equipment from expropriation, nationalization, war, insurrection, terrorism and other political risks;

     o adverse governmental actions, such as restrictions on transfers of funds and trade protection measures, including tariffs and export quotas; and

     o    fluctuations in currency exchange rates.

In 2003, we derived more than 90% of our revenues from customers in the Asia-Pacific region. We expect that a majority of our future revenues will continue to be generated from customers in this region. At the time of the Asian economic crisis of 1997 and 1998, our revenues and operating results were adversely affected. During the Asian economic crisis, both our sales and revenues declined. If there is future political or economic instability in the Asia-Pacific region, our business may be harmed and our revenues may decrease.

Because we operate internationally, foreign exchange rate fluctuations may have a material impact on our results of operations. To the extent significant currency fluctuations occur in Asian currencies, our revenues and profits would be affected. At the time of the Asian economic crisis of 1997 and 1998, certain of our contracts were dominated and priced in foreign currencies. The conversion of these contract proceeds into U.S. dollars resulted in losses and is indicative of the foreign exchange risk assumed by us. Currently, we do not hedge our exposure to foreign currency fluctuations.

Our limited operating history in the trade show business as well as other factors could adversely affect our ability to operate in this business successfully.

Our trade show business to date has been limited. To increase our scale in the trade show business, we will need to hire additional personnel and expend additional capital. The trade show business also requires us to make substantial non-refundable deposits to secure venue dates far in advance of our conducting the trade show. We may not have sufficient access to capital to expand our trade show business and we can give no assurances that our operation of this business will be incremental to our growth.

In addition, while we expect that a significant portion of our future revenues will be derived from our trade show business, several factors could negatively affect our financial performance in this business, including:

     o    the spread of SARS, Avian influenza and other similar epidemics;

     o    political instability and the threat of terrorist attacks;

     o    decrease in demand for booth space;

     o    limited availability of venues and appropriate venue dates;

     o    competing trade shows; and

     o    our inability to effectively expand our staff and infrastructure.

If our current and potential customers are not willing to adopt and renew our services, we may not attract and retain a critical mass of customers.

Our services will be attractive to suppliers only if buyers use our services to identify suppliers and purchase their products. The content, products and suppliers currently available on our websites and other media or made available by suppliers may not be sufficient to attract and retain buyers. If buyers and suppliers do not accept our online services and other media, or if we are unable to attract and retain a critical mass of buyers and suppliers for our online services and other media, our business will suffer and our revenues may decrease.

None of the buyers or suppliers that currently pay to use our services are under any long-term contractual obligation to continue using our services. A significant percentage of our customers do not renew their contracts and we experience high customer turnover from year to year. If we cannot replace non-renewing customers with new customers, our business could be adversely affected.

We may not be successful in identifying and consummating acquisitions, joint ventures and alliances to expand our business.

We are regularly evaluating potential strategic acquisitions, joint ventures and alliances and we believe that such transactions are an integral part of our business strategy. However, we may not be able to negotiate terms successfully, finance the acquisition or arrangement, or integrate any new businesses, products or technologies into our existing business and operations. Even if we are successful in integrating any new businesses, products or technologies into our existing business, we may not achieve expected results, or we may not realize other expected benefits. If we are unable to make acquisitions and enter into joint ventures and alliance arrangements successfully, our growth potential may be harmed.

If we are unable to compete effectively, we will lose current customers and fail to attract new customers.

Our industry is intensely competitive, evolving and subject to rapid change. Barriers to entry are minimal, and competitors are able to launch new websites and other media at a low cost. Competition is likely to result in price reductions, reduced margins and loss of market share, any one of which may harm our business. We compete for our share of customers' marketing and advertising budgets with other online marketplaces, trade publications and trade shows. Competitors vary in size, geographic scope, industries served and breadth of the products and services offered. We may encounter competition from companies which offer more comprehensive content, services, functionality and/or lower prices.

Many of our current and potential competitors may have greater financial, technical, marketing and/or other resources and experience and greater name recognition than we have. In addition, many of our competitors may have established relationships with one another and with our current and potential suppliers and buyers and may have extensive knowledge of our industry. Current and potential competitors have established or may establish cooperative relationships with third parties to increase the ability of their products to address customer needs. Accordingly, our competitors may develop and rapidly acquire significant market share.

Our quarterly operating results may have seasonal fluctuations, and we may fail to meet analyst, investor and shareholder expectations, causing our share price to decline.

We have experienced seasonal quarter-to-quarter fluctuations. Our buyer activity is often relatively slower during the summer and year-end vacation and holiday periods. Additionally, our online and trade publication advertising revenue is seasonal and tends to be highest in the fourth quarter of each calendar year as a result of increased advertising and media buying in that quarter. Virtually all of our trade shows are expected to be held in April and October of each year. As a result, second and fourth quarter revenues are likely to be substantially higher than the first and third quarter revenues. However, certain expenses associated with these revenues are likely to be incurred in preceding quarters, which may cause results to be lower in those quarters. If revenues in a quarter fails to meet or exceed the expectations of public market analysts, investors and shareholders, the price of our shares may decline.

Current weakness of the telecommunications and Internet infrastructure in the Asia-Pacific region could harm our business.

We are likely to continue to derive the majority of our Internet-based online marketplace revenues from the Asia-Pacific region. The quality of some of the telecommunications and Internet infrastructure and telephone line availability in China and in some Asia-Pacific countries is poor. This may contribute to lower than expected adoption of many of our services and may cause usage growth and revenues to fall below expectations. In addition, access fees are high in many Asia-Pacific countries, which also contributes to low usage and may adversely affect our growth and revenues potential.

Customer concerns regarding security may deter use of our online products and services.

Widely publicized security breaches involving the Internet or in online services generally, or our failure to prevent security breaches, may cause our current and potential customers not to use our products and services and adversely affect our revenues. We may be required to incur additional costs to protect against security breaches or to alleviate problems caused by these breaches. Our potential for growth depends on our customers' confidence in the security of our products and services.

The failure of outside parties to meet our service level and information accuracy expectations may make our services less attractive to customers and harm our business. We rely on outside parties for some information, licenses, product delivery and technology products and services. We rely on technology relationships with software developers and providers, systems integrators and other technology firms to support, enhance and develop our products and services. Although we have contracts with technology providers to enhance, expand, manage and maintain our computer and communications equipment and software, these service providers may not provide acceptable services. Services provided by third parties include managing our Global Sources Online network Web server, maintaining our communications lines and managing our network data centers and software development. These relationships may not continue or we may not be able to develop additional third-party relationships on acceptable commercial terms, which could cause customer dissatisfaction and/or a delay in the launch of new software or services.

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

We have no control over the accuracy, timeliness or effectiveness of the information, products and services of these outside parties. As a result of outside party actions, we may fail to provide accurate, complete and current information about customers and their products in a timely manner and to deliver information to buyers in a satisfactory manner.

We rely on independent sales representative firms and the loss of any significant firm or members of a firm would harm our business and revenues.

We rely on the services of independent sales representative firms for the sales and marketing of our products and services. We have service agreements with various sales representative firms that employ sales representatives. Four sales representative firms in China are responsible for supplier accounts which in the aggregate accounted for approximately 43% of our total revenues for the year ended December 31, 2003. Generally, either we or the sales representative firm may terminate the service agreement between us upon short notice. It is possible that we may not retain some of our sales representative firms, or they may not retain some of their sales personnel or be able to replace them with equally qualified personnel. Furthermore, if a sales representative firm terminates its agreement with us, some of our customers with a direct relationship with that sales representative firm or its personnel may terminate their relationship with us. Although these firms and their employees are independent from us, there can be no assurance that our reputation and our business will not be harmed by their acts or omissions.

The loss of one or more of our executive officers or key employees, either to a competitor or otherwise, could harm our business.

Our executive officers and key employees are critical to our business. Our executive officers and key personnel may not remain with us and their loss may negatively impact our operations, and may reduce our revenues and cash flows. In particular, the services of our chief executive officer, chief financial officer, chief operating officer and chief information officer are important to our operations. If competitors hire our key personnel, it could allow them to compete more effectively by diverting customers from us and facilitating more rapid development of their competitive offerings. We do not maintain key man insurance on any of our executive officers.

Our inability to maintain effective Internet domain names could create confusion and direct traffic away from our online services.

If we are not able to prevent third parties from acquiring Internet domain names that are similar to the various Internet domain names that we own, third parties could create confusion that diverts traffic to other websites away from our online services, thereby adversely affecting our business. The acquisition and maintenance of Internet domain names generally are regulated by governmental agencies. The regulation of Internet domain names in the United States and in foreign countries is subject to change. As a result, we may not be able to acquire or maintain relevant Internet domain names. Furthermore, the relationship between regulations governing such addresses and laws protecting proprietary rights is unclear.

If we release new services, catalog tools or software that contain defects, we may need to suspend further sales and services until we fix the defects, and our reputation could be harmed.

Our services depend on software that is complex and that may contain unknown and undetected defects, errors or performance problems. We may not discover defects, errors or performance problems that affect our new or current services or enhancements until after they are deployed. These defects, errors or performance problems could force us to suspend sales and services or cause service interruptions which could damage our reputation or increase our service costs, cause us to lose revenues, delay market acceptance or divert our development resources, any of which could severely harm our business.

Risk of failure of our computer and communications hardware systems increases without redundant facilities.

Our business depends on the efficient and uninterrupted operation of our computer and communications hardware systems. Any system interruptions that cause Global Sources Online or any of our online sites to be unavailable may drive away buyers and reduce the attractiveness of these sites to advertisers and could adversely affect our business, financial condition and operating results. We maintain most of our computer systems in one web-hosting and internal support facility in Singapore. We do not have redundant facilities or disaster recovery systems for our computer systems. Interruptions could result from natural disasters as well as catastrophic hardware failures, software problems, extended power loss, telecommunications failure and similar events.

We may be subject to legal liability for publishing or distributing content over the Internet or in our trade publications or trade shows.

We may be subject to legal claims relating to the content on Global Sources Online or our other websites, or the downloading and distribution of such content, as well as legal claims arising out of the products or companies featured in our trade publications and tradeshows. Claims could involve matters such as libel and defamation, patent, trademark, copyright and design infringement, fraud and invasion of privacy. Media companies have been sued in the past, sometimes successfully, based on the content published or made available by them. Like many companies in our industry, we have received notices of claims based on content made available on our website. In addition, some of the content provided on Global Sources Online is manually entered from data compiled by other parties, including governmental and commercial sources, and this data may have errors, or we may introduce errors when entering such data. If our content is improperly used or if we supply incorrect information, third parties may take legal action against us. In addition, we may violate usage restrictions placed on text or data that is supplied to us by third parties. Our insurance may not cover claims of this type, or may not provide sufficient coverage, which could harm our reputation and operating results.

Evolving regulation of the Internet and commercial e-mail may affect us adversely.

As Internet commerce continues to evolve, increasing regulation by federal, state or foreign agencies becomes more likely. Strict legal prohibitions on the transmission of unsolicited commercial email, coupled with aggressive enforcement, could reduce our ability to promote our services and our ability to facilitate communications between suppliers and buyers and, as a result, adversely affect our business.

In addition, taxation of products and services provided over the Internet or other charges imposed by government agencies or by private organizations for accessing the Internet may also be imposed. Any regulation imposing greater fees for Internet use or restricting information exchange over the Internet could result in a decline in the use of the Internet and the viability of Internet-based services, which could harm our business and operating results.

The laws governing Internet transactions and market access over the Internet are evolving and remain largely unsettled. The adoption or modification of laws or regulations relating to the Internet may harm our business by increasing our costs and administrative burdens. It may take years to determine whether and how existing laws apply to the Internet.

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

We have in the past co-developed, and may in the future co-develop, some of our intellectual property with independent third parties. In these instances, we take all action that we believe is necessary and advisable to protect and to gain ownership of all co-developed intellectual property. However, if such third parties were to introduce similar or competing online products and services that achieve market acceptance, the success of our online services and our business, financial condition, prospects and operating results may be harmed.

We cannot determine whether future patent, service mark or trademark applications, if any, will be granted. No certainty exists as to whether our current intellectual property or any future intellectual property that we may develop will be challenged, invalidated or circumvented or will provide us with any competitive advantages.

Litigation may be necessary to enforce our intellectual property rights, protect trade secrets, determine the validity and scope of the proprietary rights of others, or defend against claims of infringement or invalidity. Intellectual property laws provide limited protection. Moreover, the laws of some foreign countries do not offer the same level of protection for intellectual property as the laws of the United States. In addition, we may be unable to detect unauthorized use of our intellectual property. Litigation may result in substantial costs and diversion of resources, regardless of its outcome, which may limit our ability to develop new services and compete for customers.

If third parties claim that we infringe upon their intellectual property rights, our ability to use technologies and products may be limited, and we may incur substantial costs to resolve these claims.

Litigation regarding intellectual property rights is common in the Internet and software industries. Defending against these claims could be expensive and divert our attention from operating our business. We expect third-party infringement claims involving Internet technologies and software products and services to increase. If we become liable to third parties for infringing their intellectual property rights, we could be required to pay substantial damage awards and be forced to develop non-infringing technology, obtain a license or cease using the products and services that contain the infringing technology or content. We may be unable to develop non-infringing technology or content or to obtain a license on commercially reasonable terms, or at all.

In the past, we have received notices alleging intellectual property infringements. Although, to date, there has been no successful litigation directed against us with respect to the infringement and/or improper use of the intellectual property rights of third parties, there can be no assurances that there will not be any successful litigation in the future.

We may also be named as a defendant in litigation alleging infringement of intellectual property rights by our customers. We may be required to defend ourselves and our customers against infringement claims. In the event of a claim of infringement, we and our customers may be required to pay significant damages or obtain one or more licenses from third parties, and we may be unable to obtain necessary licenses at a reasonable cost or at all. Inability to obtain licenses may prevent us from offering products and services, which may limit our revenues.

Our lengthy sales and implementation cycle could cause delays in revenues growth.

The period between our initial contact with a potential customer and the purchase by it of our products and services is often long and unpredictable and may have delays associated with the lengthy budgeting and approval processes of our customers. This lengthy sales and implementation cycle may affect our ability to estimate our revenues in future quarters.

Our growth could strain our resources, and if we are unable to implement appropriate controls and procedures to manage our growth, we may not be able to successfully implement our business plan.

We plan to increase substantially the number of independent sales representatives in China in order to pursue our business objectives. Our success will depend in part upon the ability of our senior management to implement and manage this growth effectively. To do this, additional new representatives must be recruited and trained. If our new representatives perform poorly, or if their training and management is unsuccessful, or if our relationships with our existing representatives fail, our business may be harmed. To manage the expected growth of our operations, we will need to continue to improve our operational, financial and management controls and our reporting systems and procedures. If we fail to manage our growth successfully, we will be unable to execute our business plan.

Merle A. Hinrichs, our Chairman and Chief Executive Officer, is also our controlling shareholder and he may take actions that conflict with your interest.

Merle A. Hinrichs beneficially owns 67.2% of our common shares. Accordingly, Mr. Hinrichs controls the power to elect our directors, to appoint new management and to oppose actions requiring shareholder approval, such as adopting amendments to our articles of incorporation and approving mergers or sales of all or substantially all of our assets. Such concentration of ownership may have the effect of delaying or preventing a change of control even if a change of control is in the best interest of all shareholders. In addition, Mr. Hinrichs may still effectively control our company even if his share holdings are significantly reduced. There may be instances in which the interest of our controlling shareholder may conflict with the interest of a holder of our securities.

There is a limited public market for our shares and the trading volume for our shares is low which may limit your ability to sell your shares or purchase more shares.

Our common shares have been traded in the public market for a limited time and this market may not be sustained. As a result of the April 2000 share exchange, 1,189,949 of our common shares were listed on the Nasdaq National Market. As of April 1, 2004 we had approximately 1,009 shareholders, and approximately 7,080,216 shares that were tradable on the Nasdaq National Market.

However, because of the small number of shareholders and the small number of publicly tradable shares, we cannot be sure that an active trading market will develop or be sustained or that you will be able to sell or buy common shares when you want to. As a result, it may be difficult to make purchases or sales of our common shares in the market at any particular time or in any significant quantity. If our shareholders sell our common shares in the public market, the market price of our common shares may fall. In addition, such sales may create the perception by the public of difficulties or problems with our products and services or management. As a result, these sales may make it more difficult for us to sell equity or equity related securities in the future at a time or price that is appropriate.

Future sales of our common shares could depress the price of the common shares.

Future sales of common shares by us or our existing shareholders could adversely affect the prevailing market price of the common shares. As of April 1, 2004, we had 28,952,194 common shares outstanding. At least 19,920,400 common shares outstanding are beneficially owned by people who may be deemed "affiliates," as defined by Rule 405 of the Act, and are "restricted securities" which can be resold in the public market only if registered with the Securities and Exchange Commission or pursuant to an exemption from registration.

We cannot predict what effect, if any, that future sales of such restricted shares or the availability of shares for future sale, will have on the market price of the common shares from time to time. Sales of substantial amounts of common shares in the public market, or the perception that such sales could occur, could adversely affect prevailing market prices for the common shares and could impair our ability to raise additional capital through an offering of our equity securities.

Because we are governed by Bermuda law rather than the laws of the United States and our assets are outside the U.S., our shareholders may have more difficulty protecting their rights because of differences in the laws of the jurisdictions.

We are organized under the laws of Bermuda. In addition, certain of our directors and officers reside outside the United States and a substantial portion of our assets are located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon such persons or to realize against them judgments of courts of the United States predicated upon civil liabilities under the United States federal securities laws. We have been advised by our legal counsel in Bermuda, Appleby Spurling Hunter, that there is doubt as to the enforcement in Bermuda, in original actions or in actions for enforcement of judgments of United States courts, of liabilities predicated upon U.S. federal securities laws, although Bermuda courts will enforce foreign judgments for liquidated amounts in civil matters subject to certain conditions and exceptions.

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

     o establishing advance notice requirements for submitting nominations for election to the board of directors and for proposing matters that may be acted upon by shareholders at a general meeting; and

     o restricting business combinations with interested shareholders that have not been approved by at least two-thirds of the holders of our voting shares (other than the interested shareholder) or by a majority of the continuing directors or if certain prescribed conditions are met assuming that we will receive fair market value in exchange for such business combination. In this context, a "business combination" includes mergers, asset sales and other material transactions resulting in a benefit to the interested shareholder or the adoption of a plan for our liquidation or dissolution; a "continuing director" is a member of our board of directors that is not an affiliate or associate of an interested shareholder and was a member of our board prior to such person becoming an interested shareholder; and an "interested shareholder" is any person (other than us or any of our subsidiaries, any employee benefit or other similar plan or any of our shareholders who owned shares prior to the listing of our shares on the Nasdaq National Market) that owns or has announced its intention to own, or with respect to any of our affiliates or associates, within the prior two years did own, at least 15% of our voting shares.

Issues related to Arthur Andersen may impede our ability to access the capital markets.

SEC rules and regulations require us to present historical audited financial statements in various SEC filings, including registration statements, along with our accountants' consent to our inclusion of its audit report in those filings. Prior to August 8, 2002, Arthur Andersen served as our independent auditors. Effective August 8, 2002, Arthur Andersen resigned as our independent public accountants and we subsequently retained Ernst & Young as our independent auditors for the fiscal years ended December 31, 2002 and December 31, 2003. On August 31, 2002, Arthur Andersen ceased practicing before the SEC and, as a result, we are unable to obtain their written consent to incorporate by reference or include Arthur Andersen's reports on our financial statements. If the SEC ceased accepting financial statements previously audited by Arthur Andersen without Arthur Andersen's written consent, we would be unable to access the public capital markets unless Ernst & Young, our current independent accountant, or another independent accountant, is able to re-audit the financial statements originally audited by Arthur Andersen. In addition, investors in the securities offered hereby and in any future offerings we make for which we use Arthur Andersen audit reports will not be entitled to recovery against Arthur Andersen under the Securities Act for any material misstatements or omissions in those financial statements. Furthermore, Arthur Andersen will be unable to participate in the "due diligence" process that would customarily be performed by potential investors in our securities, which process includes having Arthur Andersen perform procedures to assure the continued accuracy of its report on our audited financial statements and to confirm its review of unaudited interim periods presented for comparative purposes. As a result, we may not be able to bring to the market successfully an offering of our securities. Consequently, our financing costs may increase or we may miss attractive market opportunities.

ITEM 4.  INFORMATION ON THE COMPANY

HISTORY AND DEVELOPMENT OF THE COMPANY

We are a leading facilitator of global merchandise trade. Our business began in 1971 in Hong Kong when we launched Asian Sources, a trade magazine to serve global buyers importing products in volume from Asia. Today, we are one of Asia's leading providers of trade information in print, online, on CD-ROM and face-to-face, meeting the marketing and sourcing needs of our supplier and buyer communities.

While our core business facilitates exports from Asia to the world, we also facilitate trade from the world to Asia. In 1985, we launched Electronics News for China for this purpose. Today we have several publications, their associated websites plus leading events and conferences that provide information to high-tech design engineers and manufacturers in China and throughout Asia.

Realizing the importance of the Internet, we became one of the first providers of business-to-business online services by launching Asian Sources Online in 1995. In 1999, we changed the name of Asian Sources Online to Global Sources Online.

We originally were incorporated under the laws of Hong Kong in 1970. In April 2000, we completed a share exchange with a publicly traded company based in Bermuda, and our shareholders became the majority shareholders of the Bermuda corporation. As a result of the share exchange, we became incorporated under the laws of Bermuda and changed our name to Global Sources Ltd.

Our capital expenditures during the year ended December 31, 2003 amounted to $2.3 million and were incurred mainly for computers, software, software development, leasehold improvements and a motor vehicle. Capital expenditures during the three month period ended March 31, 2004 amounted to $0.3 million and were incurred mainly for computers, software and office furniture. Our capital expenditures were financed using cash generated from our operations. The net book value of capital assets disposed during the year ended December 31, 2003 and the three months ended March 31, 2004 amounted to $0.04 million and none, respectively.

Our primary operating offices are located in Shenzhen, China; Hong Kong SAR; Singapore and Makati, Philippines. Our registered office is located at Canon's Court, 22 Victoria Street, Hamilton, HM 12, Bermuda, and our telephone number at that address is (441) 295-2244. Our website address is www.globalsources.com. Information contained on our website or available through our website is not incorporated by reference into this annual report and should not be considered a part of this annual report.

BUSINESS OVERVIEW

We are a leading business-to-business (B2B) media company that provides information and integrated marketing services, with a particular focus on the Chinese market. Our mission is to facilitate global trade between buyers and suppliers by providing the right information, at the right time, in the right format. Although our range of media has grown, for more than 33 years we have been in the same basic business of helping buyers worldwide find products and suppliers in Asia.

Buyers rely on our media to stay current with available purchasing opportunities. Suppliers use our media to find new buyers and markets for their products. With our broad range of online, trade magazine and trade show offerings, we provide comprehensive export marketing media and services.

We have a significant presence across a number of industry sectors including electronics, fashion accessories, hardware and gifts. We are particularly strong in facilitating China's two-way trade of electronics, China's largest import and export sector. Our revenue from China has grown 59% since 2000.

We serve an independently certified community of more than 400,000 active members in more than 200 countries and territories. This buyer community has almost doubled in size from 209,000 at the end of 2000. During

2003, buyers sent more than 3.8 million requests for information (RFIs) to the 130,000 suppliers listed on Global Sources Online, up from 2.4 million for the year 2000.

We are diversified in terms of products and services offered, industries served and our customer base. We have powerful and valuable assets including: the Global Sources brand; leading products and market positions; a long history and extensive presence in China; and substantial online leadership and expertise. We believe that all of these provide a strong platform for success and that we are well positioned to grow along with China's exports and imports in the industry segments within which we operate.

The following table sets forth our revenue by category for the last three fiscal years:

                                                                       YEAR ENDED DECEMBER 31,
                                                            --------------------------------------------
                                                                2001             2002            2003
                                                            -----------    --------------    -----------

REVENUE:
    Online services..................................       $   55,468        $   51,268      $   51,367
    Other media services.............................           36,391            33,132          36,318
    Exhibitions - trade shows and seminars...........            2,619             2,455           3,327
    Miscellaneous....................................              807               631             657
                                                            -----------    --------------    -----------
                                                            $   95,285        $   87,486      $   91,669
                                                            ===========    ==============    ===========

The following table represents our revenue by geographical area for the last three fiscal years:

                                                                       YEAR ENDED DECEMBER 31,
                                                            --------------------------------------------
                                                                2001             2002            2003
                                                            -----------    --------------    -----------
REVENUE:
    Asia.............................................       $   88,427        $   81,456      $   84,856
    United States....................................            5,255             4,986           5,970
    Europe...........................................              908               525             437
    Others...........................................              695               519             406
                                                            -----------    --------------    -----------
    Consolidated.....................................       $   95,285        $   87,486      $   91,669
                                                            ===========    ==============    ===========

We currently generate the majority of our revenue from suppliers in Asia, with China being our largest market at 46% of total revenue during fourth Quarter of 2003. Our revenue is derived from three primary sources:

     o ONLINE SERVICES - Our primary service is creating and hosting marketing websites that present suppliers' product and company information in a consistent and easily searchable manner on Global Sources Online. We also derive revenue from banner advertising fees.

     o OTHER MEDIA SERVICES - We publish trade magazines, which consist primarily of advertisements from suppliers and our independent editorial reports and product surveys. We publish our core trade magazines monthly, and a host of specialized magazines seasonally. We also derive revenue from buyers that subscribe to our trade publications. We also offer CD-ROM versions of the content on Global Sources Online.

     o EXHIBITIONS - TRADE SHOWS and Seminars - We launched a new line of trade shows called the China Sourcing Fairs. They offer international buyers direct access to manufacturers in China and other Asian countries. The first fair was held during the fourth quarter of 2003. Future fairs will be held mainly in the second quarter and fourth quarter of each financial year.

INDUSTRY BACKGROUND

Global Trade and the Role of China

Over the past few decades, as communications and logistics technologies have improved and as more free trade agreements have been signed, international trade has grown at a pace far exceeding the growth of overall global production. For example, from 1990 to 2002, world exports increased at an average annual rate of 6.0% while world GDP grew at an average annual rate of 2.2%. Asia, and China in particular, have been significant contributors to the growth of global trade.

According to the World Trade Organization (WTO), China is the world's fourth largest economy, after the European Union, the United States and Japan. China is rapidly expanding as both an exporter and an importer of goods and services. According to the US-China Business Council (UCBC), from 1999 to 2003 China's exports have grown from $195 billion to $438 billion, a compound annual growth rate (CAGR) of 22%, and its imports have grown from $166 billion to $413 billion, a CAGR of 26%.

China has become a major manufacturer and exporter of a wide range of products, due to its significant labor cost advantages, large population, improving quality controls and increasing amounts of foreign investment. Being admitted to the WTO in 2001 was a very important turning point for China. Membership led to a dramatic shift in global trade, with more orders flowing to China and away from traditional supply markets.

As an indicator of China's export strength, exports to the United States grew by a CAGR of 15% between 1999 and 2003, from $81.8 billion to $152.4 billion. This is in sharp contrast to other traditional trading powers, such as Taiwan and Hong Kong SAR, which have each experienced an 8% decrease in their exports to the United States over the same period.

The graph below illustrates the recent growth of China's exports to the United States across a range of selected product categories.

                 CHINA EXPORTS TO THE US IN SELECTED PRODUCT CATEGORIES (U.S. DOLLARS IN MILLIONS)

INDUSTRY SEGMENT                                        2001            2002            2003           CAGR*
Household goods................................        $19,296        $24,473         $28,864           22%
Computers and accessories, peripherals
and parts......................................         10,406         14,774          21,988           45%
Sporting goods, footwear, and toys.............         15,411         18,166          20,007           14%
Television receivers, VCRs & other video
equipment......................................          2,416          4,276           5,749           54%
Telecommunications equipment...................          2,069          2,812           3,747           35%
Electric apparatus and parts...................          2,846          3,115           3,484           11%
Automotive parts and accessories...............          1,350          1,697           2,144           26%

____________________

Source:  Foreign Trade Division, U.S. Census Bureau
* Compound annual growth rate

The largest segment of China's overall global trade, for both imports and exports, is electrical machinery and equipment. According to the UCBC, this segment includes consumer electronics, semiconductors, computers and communications equipment. The UCBC estimates that China:

     o Exported $89 billion worth of electrical machinery and equipment in 2003. This is up 36% from 2002 and represents 20% of China's total exports.

     o Imported $104 billion worth of electrical machinery and equipment in 2003. This is up 42% from 2002 and represents 18% of China's total imports.

With a population that is more than 15 times as large as Hong Kong SAR, Taiwan and Korea combined, and with comparably more manufacturing facilities, the potential scale of China as an exporter is very substantial. China's exporters include state-owned enterprises, joint ventures and a rapidly growing number of entrepreneurial companies. Many of these companies are relatively inexperienced with exporting.

With thousands of manufacturers spread across vast regions, and given the large distances between them and their customers, it is difficult for buyers and suppliers to identify and communicate with each other. Accordingly, buyers' search and evaluation costs, and suppliers' advertising and marketing expenses can be substantial.

The Role of Media in Global Trade

In global trade, media play a key role in helping suppliers and buyers find, connect and transact with each other. To facilitate this, media companies provide three major offerings--online marketplaces, trade publications and trade shows. Many media companies, however, offer just one or two of these types of media.

For media companies doing business in Asia, the fragmentation existing in many markets presents significant challenges. They need to find, qualify and visit tens of thousands of suppliers and then assist them to promote their products to the global marketplace. Building a sales force to contact these suppliers is a significant undertaking and typically requires substantial financial and manpower commitments and resources. In particular, there is a huge challenge to effectively and efficiently hire, train and manage a network of sales representatives across such an immense area, where multiple jurisdictions have varying legal requirements, languages, currencies and customs.

Buyers rely on media to stay current with all available purchasing opportunities. They use the media to identify and pursue new suppliers with which they can compare both pricing and product quality with their existing suppliers. They also seek to purchase new product lines appropriate to their distribution channels. Buyers choose media based on the quality and quantity of information relevant to their interests, and on the range and flexibility of the formats and delivery methods.

Most suppliers frequently introduce new products and actively seek new buyers and markets through the use of media. Their objective is to make sure their products are seen by as many potential buyers as possible, and sold to buyers that will provide them the best price and the right order size. Suppliers select media based on the number and quality of buyers reached, and on the reputation of the medium and its cost. Also, particularly in China, creative services for ad design and English language copywriting play a significant role in media selection. Suppliers measure the return on their promotional investments by the quantity and quality of sales leads, or RFIs, that they receive, and where possible, by the actual orders generated.

Operators of online marketplaces generate most of their business from selling marketing services to suppliers, such as hosting and publishing a suppliers' website or catalog, and from advertising. Online marketplaces have the advantages of content depth and timeliness and provide a venue where suppliers can make detailed product and company information accessible to buyers. In the past several years, the use of the Internet for sourcing and purchasing activities has increased significantly. In the United States for example, Forrester Research and the Institute for Supply Chain Management stated that 69% of companies surveyed recently indicated that they were using the Internet as part of the request for proposal (RFP) process.

Trade magazine publishers garner the vast majority of their revenue from the sale of advertising. Magazines offer buyers the convenience of portability while offering suppliers a proven medium that delivers a targeted audience. Magazine advertising formats are effective since they enable suppliers to do high-impact, display advertising that can strongly position their company and their products. Advertising in trade magazines contributes greatly to making buyers aware that a company is a potential supplier, and if the buyer is in an active sourcing mode, these advertisements often stimulate the buyer to make an inquiry or to visit the supplier's website.

Trade show organizers generate most of their business from selling booth space to suppliers. Trade shows play a unique role in the sales process since they allow sellers to make face-to-face presentations to buyers and to negotiate and take orders at the booth. In international trade, this is something that cannot be accomplished by online or print media.

Many suppliers want to reach their customers and prospects in multiple ways: online, in print and in person at trade shows. Suppliers need this full range of media to make sure they reach their entire target market, because of the benefits of different exposures to buyers, and because each of the media plays a different role in the sales cycle.

OUR OFFERINGS

Our primary business relates to connecting buyers worldwide with suppliers in Asia and other emerging markets. However, we also enable trade in the other direction with a range of media that facilitate selling to Asia and China.

We provide a broad set of business-to-business (B2B) media products and services to stimulate and streamline the marketing and sourcing processes of global trade. In particular, we believe that we are the largest company offering such an integrated solution to suppliers and buyers engaged in international trade with China.

Buyers request information and purchase goods from suppliers who market themselves through our online services, trade magazines, CD-ROMs and trade shows. We provide information to help buyers evaluate numerous sourcing options so they can place orders with suppliers that offer them the best terms. We help suppliers market their products and their capabilities to our community of buyers worldwide. By receiving inquiries from a wide selection of buyers, suppliers have more opportunities to achieve the best possible terms, and to learn about the demand and specific requirements in different markets.

With the combination of our print, online and trade show offerings, supported by our creative and production services, we offer suppliers a virtual one-stop shop for most of their export marketing communications needs.

Media for Buyers Worldwide

Online Services

Through Global Sources Online, our online marketplace, buyers are able to identify and make inquiries to suppliers. Our primary source of revenue is from suppliers who pay for marketing websites. Each marketing website is comprised of a home page, a company profile and a virtual showroom containing product profile pages on the supplier's products. Each product profile page contains detailed product information, specifications and full color images. Many suppliers choose to supplement their marketing websites with additional online marketing services. For example, suppliers can sponsor a particular product or other search category and when a buyer searches that category, the supplier's banner advertisement is displayed promoting its products or services, with a link to that supplier's marketing website.

Buyers may search Global Sources Online by product, keyword, supplier or country. Buyers can reach a large potential supply base by searching among, and/or making inquiries to the 130,000 suppliers who are categorized according to the products they can supply. In listing suppliers for a specific product, we give prominence to those who maintain marketing websites with us.

A key feature of Global Sources Online for buyers is the standard format for suppliers' information, making it unnecessary for buyers to leave our website to visit numerous individual supplier websites, each with a different data structure and design. Another important feature is our "Product Alert." Buyers register their profiles and are then notified by e-mail whenever there is new advertising or editorial content in the product categories they specified.

Trade Publications

We publish seven monthly publications, plus other quarterly and seasonal publications, that are circulated to buyers worldwide. Our trade publications contain paid advertisements from suppliers, as well as our independent editorial features, which include market reports and product surveys. In addition to our paid subscription base, we distribute samples of our trade magazines and CD-ROMs free of charge to prospective buyers worldwide at a variety of trade shows and events. Our CD-ROMs provide buyers with an offline, electronic means of accessing content found within the industry sectors on Global Sources Online. We do not charge suppliers separately for including their information on CD-ROMs.

Trade Shows

We have six China Sourcing Fairs scheduled for 2004 in Shanghai. The shows bring buyers from around the world to meet face-to-face with Chinese suppliers. The first China Sourcing Fair was held in Shanghai in October 2003. It featured nearly 600 booths and was attended by 15,000 buyers from more than 100 countries and territories.

Our online Trade Show Center provides extensive event, exhibitor and product information and enables buyers to search for products, send inquiries or make appointments with suppliers at the listed events. We also publish show guides with CD-ROMs for China Sourcing Fairs.

Advertising Creative Services

We offer our customers advertising and marketing creative services, which assist them in communicating their unique selling propositions and in executing integrated marketing campaigns across our online services, trade magazines and trade shows. Account managers and copywriters in our customer service centers assist suppliers with various creative services--including digital photography of products, translation, copywriting, ad layout and quality control. Basic media and creative services are included in our media charges.

Private Catalogs

My Catalog is an online service for buyers to make their sourcing and purchasing activities more efficient. My Catalog has all the functionality of Global Sources Online plus additional content, functionality and support. My Catalog enables buyers to maintain personalized product and supplier information for current and/or potential suppliers. As of March 2004, a variety of companies were using this service including large buying organizations such as AEON, Best Buy and Kingfisher.

Our Private Supplier Catalogs enable suppliers to enter, manage, update and distribute their product and company data for a variety of online marketing and cataloging applications. We provide tools within the catalog to assist suppliers with creating, updating and posting content.

Our online catalog offerings are maintained in a private, password-protected environment where the catalog user has the sole right of access and data entry. We currently derive little revenue from these services.

Media for Asian Engineers and Executives

In addition to our primary media, which connect export suppliers in Asia with buyers worldwide, we are a leading provider of information to electronics engineers and executives within Asia. For this segment of our business, we have six websites, seven magazines and host several conferences and events each year.

STRATEGY

Our objective is to be the preferred provider of essential information and integrated marketing solutions in the markets we serve, with a particular emphasis on the large and rapidly growing China market. Our primary strategy to achieve this objective is to serve our industry sectors with each of online, trade publication and trade show media. This full range of media enables suppliers to reach their target market in multiple ways. This strategy can also enable us to achieve a competitive advantage versus other media companies who do not provide this full range of media.

Our focus for growth is to invest in the organic development of our core businesses and competencies, where we believe significant opportunities exist, and to seek acquisitions and alliances. More specifically, there are five principal components of our growth strategy:

     o Continue to Expand in China. We are significantly expanding our sales representation, marketing and infrastructure in China to enable us to grow our revenue along with the anticipated growth of China trade in the industry sectors we serve. Our revenue from China has grown approximately 59% since 2000 and we expect revenue from China to continue to grow.

     o Expand Trade Show Business. Our primary initiative is to launch more trade shows. Building on the success of our first China Sourcing Fair, which was held in October 2003, we currently have six China Sourcing Fairs scheduled in 2004. We are looking to expand the number of exhibitors, industry sectors served, frequency, and locations where our trade shows are held.

     o Add New Customers for Existing Services. To date, we have sold our solutions to a relatively small number of the 130,000 suppliers currently listed on Global Sources Online. We believe we can significantly increase the number of suppliers who will purchase our online marketplace, trade publication and trade show services for three primary reasons: the overall strength and differentiation of our services; the largest community of independently certified buyers we are involved in global B2B trade; and the increasing number of buyers making inquiries through Global Sources Online. We also intend to further penetrate the high-tech sector in Asia, which we serve in several languages, and where we see significant potential to continue to increase our revenue.

     o Cross-Sell Services to Existing Customers. We believe that we can increase our revenues by cross-selling our existing products and services to suppliers who are already customers. We see significant potential to convince more of our online marketplace and trade publication customers to also exhibit in our trade shows; and to convince more of our trade show exhibitors to also become customers of our online marketplaces and trade publications.

     o Seek Acquisitions, Joint Ventures and Alliances. We intend to selectively pursue acquisitions, joint ventures and alliances to help us accelerate achievement of our strategic goals and maintain and achieve market-leading positions. Specific objectives currently include: gaining greater penetration into existing or adjacent additional industry sectors, expanding into new industry sectors, and gaining access to a larger number of potential users.

At the core of our strategy is one basic goal: to steadily increase the usage of our media. As we do this, we expect to increase the size and loyalty of the communities we serve. Our belief is that as our community of active buyers increases, our products and services become increasingly attractive to suppliers. As the number of buyers and sellers using our products and services grows, our offerings become incrementally more attractive to additional buyers and sellers, which we believe will drive revenue growth through further adoption of our online, publication and trade show products and services.

PRODUCTS & SERVICES

Media for Buyers Worldwide

Online Services

Global Sources Online, our primary online service, is comprised of the following industry sector marketplaces:

Computer Products                            Hardwares
Electronic Components                        Security Products
Electronics                                  Telecom Products
Fashion Accessories & Supplies               Timepieces
Gifts & Home Products

Trade Publications

We publish the following industry-specific trade magazines monthly:

Asian Sources Computer Products              Asian Sources Gifts & Home Products
Asian Sources Electronic Components          Asian Sources Hardwares
Asian Sources Electronics                    Asian Sources Telecom Products
Asian Sources Fashion Accessories & Supplies

We also publish the following specialized magazines and CD-ROMs seasonally and/or for special trade events:

Global Sources Electronic Components         Global Sources Security Products
Global Sources Lighting Products             Global Sources Timepieces


Trade Shows

   TRADE SHOW                                     DESCRIPTION
   ----------                                     -----------

   China Sourcing Fair:  DIY & Home Improvement   o     Primary product categories include:  DIY & home
                                                        center; furniture & furnishings; garden & outdoor
                                                        products; and lighting & electrical.
                                                  o     Spring and fall 2004 events in Shanghai.

   China Sourcing Fair:  Gifts & Home Products    o     Primary product categories include:  gifts,
                                                        premiums & toys; sporting goods; Christmas & holiday
                                                        products; stationery; health & beauty products; and
                                                        kitchen & household appliances.
                                                  o     Spring and fall 2004 events in Shanghai.

   China Sourcing Fair:  Electronics &            o     Primary product categories include:  personal &
   Components                                           mobile electronics; computers & networking products;
                                                        electronic components;
                                                        security & safety
                                                        products; telecom
                                                        products & accessories;
                                                        and home & office
                                                        electronics.
                                                  o     Spring and fall 2004 events in Shanghai.





Media for Asian Engineers and Executives

Magazines

   MAGAZINE                                       DESCRIPTION
   --------                                       -----------

   Electronic Engineering Times - Asia            o     Editions published bi-weekly in simplified and
                                                        traditional Chinese, Korean and English; covers the
                                                        latest technology and design techniques for
                                                        electronics engineers.

   Electronic Buyers' News - China                o     Published monthly in simplified Chinese; delivers
                                                        technology and business intelligence required by
                                                        procurement, production and corporate management who
                                                        oversee electronics manufacturing in China, select
                                                        technology solutions and approve vendor selection.

   Chief Executive China                          o     Published monthly in simplified Chinese; serves
                                                        mainland China senior management with case studies
                                                        and information on management techniques
                                                        and strategies.

Websites

   WEBSITE                                        DESCRIPTION
   -------                                        -----------

   Electronic Engineering Times - Asia Online     o     Provides industry news, new product information and
                                                        feature stories covering electronic technology and its
                                                        application; websites in traditional and simplified
                                                        Chinese, English and Korean.

   Electronic Buyers' News - China Online         o     Provides global and local industry news, technology
                                                        trends and product updates in simplified Chinese.

   Chief Executive China Online                   o     A resource focusing on excellent management
                                                        practices for China's business leaders in
                                                        simplified Chinese.
Trade Shows and Exhibitions:

   TRADE SHOW                                     DESCRIPTION
   ----------                                     -----------

   The 9th Annual International IC - China        o     Mainland China's premiere showcase of integrated
   Conference & Exhibition                              circuits (IC) application technologies and high-end
                                                        components.
                                                  o     March 2004 events in mainland China.

   The 4th Annual Embedded Systems Conferences    o     Embedded systems design, skills training and Asia &
                                                        China technologies in mainland China and Taiwan.
                                                  o     March 2004 events in mainland China and July
                                                        2004 in Taiwan.

   The 3rd EDA & Test - China Conference &        o     Asia-Pacific's largest, longest-running showcase of
   Exhibition & 12th EDA & Test - Taiwan                electronic


   TRADE SHOW                                     DESCRIPTION
   ----------                                     -----------

   Conference & Exhibition                              design automation and test technologies.
                                                  o     March 2004 in mainland China and July 2004 in
                                                        Taiwan.

   Franchising China 2004 Conference &            o     China's foremost showcase of international
   Exhibition                                           franchising concepts.
                                                  o     November 2004 events in mainland China.


CUSTOMERS

We provide services to a broad range of international buyers and suppliers in various industry sectors.

Suppliers

During 2003, more than 6,600 suppliers paid us for marketing or advertising services. More than 5,900 of these suppliers were located in greater China, including approximately 3,100 located in mainland China, 1,900 in Taiwan and 950 in Hong Kong SAR. Customers during 2003 included: Analog Devices, Hitachi, Honeywell, Matsushita, Motorola Semiconductor, NEC, Philips, Seiko, TDK, Texas Instruments and Toshiba. However, most customers do not have brands or company names that are well-known by those not involved in our industry sectors. None of our supplier customers represented more than 2% of our revenue during 2003.

Buyers

For our primary group of media, which connect export suppliers in Asia with buyers worldwide, we serve an independently certified community of more than 400,000 active members in more than 200 countries and territories. This figure is based on procedures to ensure that only buyers who have received a magazine or a CD-ROM, or who have made an inquiry through the Global Sources website (www.globalsources.com) within the 12 month period ended December 31, 2003 are extracted from the databases. This community is up from approximately 209,000 at the end of 2000, representing a compound annual growth rate of 24%.

We have developed our services primarily for retailers, distributors and manufacturers who import in volume for resale. We serve a specialized group of senior executives with large import buying power. We believe a significant portion of these executives are owners, partners, presidents, vice presidents, general managers or directors of their respective companies.

We derive a relatively small proportion of our total revenue from these buyers for subscriptions to our magazines, reports, and to My Catalog.

SALES AND MARKETING

Our sales organization consists of approximately 870 independent representatives in approximately 60 cities worldwide, with 45 of these locations in Greater China. We have a staff of nine full-time employees that oversee and monitor the independent sales representative organizations that employ these representatives. These organizations operate pursuant to service agreements with us that generally are terminable by either party on short notice. These representatives focus on developing and maintaining relationships with suppliers that are current customers and they seek to increase the number of new suppliers using our services. Substantially all of our contracts with suppliers are entered into directly between the supplier and us. Online services and print advertising revenue is seasonal and tends to be highest in the fourth quarter of each calendar year. Revenue for trade shows is highly seasonal as it is recognized in the month in which each show is held. Our sales representatives collectively make an average of 40,000 supplier visits per month. The largest representative sales offices are located in Beijing, Guangzhou, Shanghai, Shenzhen, Hong Kong SAR and Taipei. Our four largest sales representatives in China accounted for approximately 43% of our total revenue in 2003.

Our marketing strategy leverages our database of approximately 130,000 suppliers currently listed on Global Sources Online. Sophisticated analyses of buyer and supplier profile data enable us to target our sales and marketing programs to new geographic areas and to specific product categories within industry sectors.

Our sales representative organization is generally structured to offer an integrated marketing solution of our media to customers. With this approach, the focus is on the customers' needs as opposed to separate sales representatives selling individual media. Our community development group is responsible for marketing our services to the global buyer community through online advertisements and promotions, trade shows and direct mail campaigns.

CONTENT DEVELOPMENT

Our content development group, comprised of 289 team members, is responsible for compiling, editing, integrating and processing the content that appears in our online services, print media and CD-ROMs. Within content development, the advertisement operations and editorial groups compile materials from suppliers and freelance writers, respectively, and transform these materials into the advertising and editorial content. Research teams analyze customer content usage to direct content development and they work with sales representatives and marketing staff to develop appropriate content for new industry sectors. Our site team is responsible for evaluating and integrating content into our online services, as well as maintaining the overall integrity of such services. In addition, members of the content development group manage the pre-press production work and print production processes associated with the creation of our trade magazines. They also maintain the back-end supplier database, which is the foundation for our online supplier and product information.

STRATEGIC RELATIONSHIPS

We own 60.1% of a joint venture with CMP Media Inc., through UBM Asia B.V., a subsidiary of United News & Media plc. We entered into the joint venture in September 2000, to provide new technology content, media and online services for the Asian electronics market, focusing on new opportunities in the greater China market. During 2001, we increased the frequency of the joint ventures' publications.

In November 2001, we formed a strategic alliance with the WorldWide Retail Exchange (WWRE), to offer a supplier sourcing program for WWRE members and Asian suppliers.

We have formed license-based partnerships with third parties to operate regional online marketing services such as South African Sources, and Turkish Sources. These enable suppliers within the relevant geographic regions to promote their products and services to buyers located primarily outside of such regions.

TECHNOLOGY AND SYSTEMS

We use a combination of commercial software and internally developed systems to operate our websites and services. We have invested more than $35.3 million from 1995 to December 31, 2003 in online services development. As of December 31, 2003, we had 138 team members engaged in technology development, maintenance, software customization and data center operations.

Our online marketplace services are run on the Oracle DBMS release 8. The catalog application that supports Global Sources Online's core functions uses a Java Application Platform.

Our servers are hosted by Singapore Telecommunications ("SingTel"). We have a dedicated 10Mbps link to SingTel's IX backbone, while SingTel maintains a 777 Mbps link to the United States and direct links to most countries in Asia. We use Storage Tech Enterprise tape back-up systems as well as servers located at our Singapore facility for back-up. For the year ended December 31, 2003 our external network had approximately 99.99% uptime availability.

Our platform applications use standard industry database protocols. We can, therefore, integrate our systems with products from other vendors written in traditional program languages or more innovative systems. Our Internet offerings are based on industry standard Web technologies. We may deploy our Web offerings on any modern Internet browser platform, which means that our Web clients do not need to download the software onto their personal computers.

All of our systems use secure socket layer, known as SSL, to encrypt sensitive communications between browsers and Web servers. SSL enables secure communication by encoding information transmitted over the Internet. We use Extensible Markup Language, referred to in the industry as XML, as an open communication protocol for information delivery.

COMPETITION

For our online marketplaces, trade magazines and trade show services, the market is highly fragmented and potential competition and competitors vary by the range of services provided, geographic focus and the industry sector served. Some competitors only offer trade shows and other competitors only offer online services. However, across the range of our services, geographic focus and industry sectors served, we do not believe that there is a dominant direct competitor.

We may compete to some extent with a variety of organizations that have announced their intention to launch, or have already launched, products and services that compete to a certain degree with ours. These businesses include business media companies, trade show organizers, consortium exchanges, government trade promotion bodies, domestic retail marketplaces, international trade marketplaces, global standards organizations, transaction software and services providers, electronic sourcing application and/or service providers, and distributor, sell-side marketplaces. We may be at a competitive disadvantage to companies that have greater financial resources, that have more advanced technology, that have greater experience or that offer lower cost solutions than ours. In addition, some buyers and suppliers may have developed in-house solutions for the online sourcing and marketing of goods and may be unwilling to use ours.

INTELLECTUAL PROPERTY

Our primary product and supplier content, in addition to our in-house produced editorial content, is held under common law copyright. We actively protect this intellectual property by several means, including the use of digital watermark technology on the images on our website, which enables us to identify unauthorized use on other websites.

We have also developed several proprietary technology applications. In the future, we may apply for patents for these technology applications, where appropriate. However, we may not be successful in obtaining the patents for which we applied. Even if we are issued a patent, it is possible that others may be able to challenge such a patent or that no competitive advantage will be gained from such patent.

Our intellectual property is very important to our business. We rely on a combination of contractual provisions, employee and third-party nondisclosure agreements, and copyright, trademark, service mark, trade secret and patent laws to establish and protect the proprietary rights of our software and services.

We have registered trademarks for "Asian Sources" and/or "Global Sources" in Australia, the European Community, Germany, Hong Kong SAR, Indonesia, Israel, Malaysia, Mexico, Japan, the Philippines, the People's Republic of China, Singapore, South Africa, South Korea, Switzerland, Taiwan, Thailand, Turkey and the USA, and we have trademarks pending registration in various countries, including Australia, the European Community, Hong Kong SAR, India, Indonesia, Japan, Malaysia, Mexico, the People's Republic of China, the Philippines, South Africa, Thailand, Turkey and the USA.

We have in the past, and may in the future, co-develop some of our intellectual property with independent third parties. In these instances, we take all action that we believe is necessary or advisable to protect and to gain ownership of all co-developed intellectual property. However, if such third parties were to introduce similar or competing online services that achieve market acceptance, the success of our online services and our business, financial condition, prospects and operating results may be harmed.

GOVERNMENT REGULATION

Our services are subject to government regulation.

Internet Regulation

There are an increasing number of laws and regulations pertaining to the Internet. In addition, a number of legislative and regulatory proposals are under consideration by federal, state and local and foreign governments and agencies. Laws or regulations may be adopted with respect to the Internet relating to the liability for information retrieved from or transmitted over the Internet, online content regulation, user privacy, taxation and the quality of products and services. Moreover, it may take years to determine whether and how existing laws, such as those governing issues relating to intellectual property ownership and infringement, privacy, libel, copyright, trademark, trade secret, design rights, taxation, and the regulation of, or any unanticipated application or interpretation of existing laws, may decrease the use of the Internet, which could in turn decrease the demand for our services, increase our cost of doing business or otherwise have a material adverse effect on our business, financial condition, prospects and operating results.

Regulation of Communications Facilities

To some extent, the rapid growth of the Internet in the United States has been due to the relative lack of government intervention in the marketplace for Internet access. For example, several telecommunications carriers are seeking to have telecommunications over the Internet regulated in the same manner as are certain other telecommunications services. Additionally, local telephone carriers have petitioned the Federal Communications Commission to regulate Internet service providers in a manner similar to long distance telephone carriers and to impose access fees on such providers. Some Internet service providers are seeking to have broadband Internet access over cable systems regulated in much the same manner as telephone services, which could slow the deployment of broadband Internet access services. Because of these proceedings or others, new laws or regulations could be enacted, which could burden the companies that provide the infrastructure on which the Internet is based, thereby slowing the rapid expansion of the medium and its availability to new users.

PROPERTIES

We do not own any of our offices. Generally, we lease our office space under cancelable and non-cancelable arrangements with terms of two to five years. We also service our customers through independent sales representative offices located in Australia, Hong Kong SAR, India, Israel, Japan, Malaysia, the Netherlands, the Philippines, Singapore, Taiwan, Thailand, the United Kingdom, the United States and over 40 locations in mainland China. We lease in the aggregate approximately 117,915 square feet of executive and administrative offices in China, Hong Kong SAR, the Philippines, Singapore and Taiwan. Our aggregate base rental and building management fee payments for the year ended December 31, 2003 were approximately $1.5 million.

LEGAL PROCEEDINGS

We are a party to litigation from time to time in the ordinary course of our business. We do not expect the outcome of any pending litigation to have a material adverse effect on our business.

     ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our financial condition and results of operations should be read in conjunction with the "Selected Financial Data" and the accompanying financial statements and the notes to those statements appearing elsewhere in this annual report. The following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in these forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed below and elsewhere in this annual report, particularly under the caption "Risk Factors."



OVERVIEW

We are a leading business-to-business (B2B) media company that provides information and integrated marketing services, with a particular focus on the China market. Our mission is to facilitate global trade between buyers and suppliers by providing the right information, at the right time, in the right format. Although our range of media has grown, for more than 33 years we have been in the same basic business of helping buyers worldwide find products and suppliers in Asia.

We were originally incorporated under the laws of Hong Kong in 1970. In 1971, we launched Asian Sources, a trade magazine to serve global buyers importing products in volume from Asia. In 1985, we launched Electronics News for China for this purpose. Realizing the importance of the Internet, we became one of the first providers of business-to-business online services by launching Asian Sources Online in 1995. In 1999, we changed the name of Asian Sources Online to Global Sources Online. Today we have several publications, their associated websites plus leading events and conferences that provide information to high tech design engineers and manufacturers in China and throughout Asia.

In April 2000, we completed a share exchange with a publicly traded company based in Bermuda, and our shareholders became the majority shareholders of the Bermuda corporation. As a result of the share exchange, we became incorporated under the laws of Bermuda and changed our name to Global Sources Ltd. Today we are one of Asia's leading providers of trade information in print, online, on CD Rom and face to face, meeting the marketing and sourcing needs of our supplier and buyer communities.

REVENUE

We derive revenue from three principal sources.

Online services -- Our primary service is creating and hosting marketing websites that present suppliers' products and company information in a consistent and easily searchable manner on Global Sources Online. We also derive revenue from banner advertising fees. We ratably recognize the fees we receive to display a supplier's advertisement or company data over the contractual term, which is generally six to twelve months.

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

Exhibitions - trade shows and seminars -- We launched a new line of trade shows, called the China Sourcing Fairs. They offer international buyers direct access to China and other Asian manufacturers. The first fair was held during the fourth quarter of 2003. Future fairs will be held mainly in the second quarter and fourth quarter of each financial year. We recognize exhibitor services revenue at the conclusion of the related events.

CRITICAL ACCOUNTING POLICIES

Our significant accounting policies are described in Note 2 to the consolidated financial statements included in Item 8 of this document. The following is a discussion of our critical accounting policies:

Revenue Recognition

We derive our revenue primarily from receipt of advertising fees in our published trade magazines and websites, sale of trade magazines, receipt of fees from licensing our trade and service marks, receipt of service fees from the provision of software maintenance services, and from organizing exhibitions and business seminars.

Revenue from advertising in trade magazines and websites is recognized ratably over the period in which the advertisement is displayed. Advertising contracts do not exceed one year. When advertising fees from published trade magazines and websites are contracted under a single arrangement, we allocate the total advertising fees to the multiple deliverables based on their relative fair values. The fair value of the revenue from published trade magazines and websites is based on our average historical selling prices. Revenue from sales of trade magazines is recognized upon delivery of the magazine. Magazine subscriptions received in advance are deferred and recognized as revenue upon delivery of the magazine. Revenue from the provision of maintenance service is deferred and recognized ratably over the maintenance service period. Revenue from organizing exhibitions or trade shows and business seminars is recognized at the conclusion of the event and the related direct event production costs and direct event promotion costs are deferred and recognized as expenses upon conclusion of the event.

We receive license fees and royalties from licensing our trade and service marks. Revenue from license fees is recognized ratably over the term of the license, currently four to five years. Royalties from license arrangements are earned ratably in the period in which the advertisement is displayed by the licensee.

The correct measurement of timing and the duration of the contracts with our customers are essential to the recognition of our revenue. Any delays in recognizing the revenue could cause our operating results to vary significantly from period to period. In addition our revenue recognition determines the timing of certain expenses such as commissions, circulation expenses, direct event production costs and direct event promotion expenses. We believe that we have adequate controls and processes in place to ensure the accuracy of the revenue recording.

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

Estimation of Allowance for Doubtful Debts

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities in our financial statements.

We estimate the collectibility of our accounts receivable based on our analysis of the accounts receivable, historical bad debts, customer credit-worthiness and current economic trends. We continuously monitor collec-tions from our customers and maintain adequate allowance for doubtful accounts. While credit losses have historically been within our expectations and the allowances we established, if the bad debts significantly exceed our provisions, our operating results and liquidity would be adversely affected.

Impairment of Long-Lived Assets

Property and equipment are amortized over their estimated useful lives. Useful lives are based on our estimates of the period that the assets will generate revenue and can be productively employed.

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

RESULTS OF OPERATIONS

The following table sets forth our results of operations as a percentage of total revenue:

                                                                   YEAR ENDED DECEMBER 31,
                                                           -----------------------------------------
                                                               2001           2002          2003
                                                           ----------     ------------   -----------
INCOME STATEMENT DATA:
REVENUE:
  Online services....................................           58%             59%           56%
  Other media services...............................           38              38            39
  Exhibitions........................................            3               2             4
  Miscellaneous......................................            1               1             1
         Total revenue...............................          100             100           100
OPERATING EXPENSES:
  Sales..............................................           33              33            33
  Event production...................................            1               1             1
  Community..........................................           13              14            13
  General and administrative.........................           34              33            31
  Online services development........................            9               6             5
  Non-cash compensation..............................            3               3             2
  Other..............................................            3               4             5
         Total operating expenses....................           96              94            90
  Income (loss) from operations......................            4%              6%           10%
  Net income (loss)..................................            1%              5%            8%
                                                          ============    ===========    ============

The following table represents our revenue by geographical areas as a percentage of total revenue:

                                                                     YEAR ENDED DECEMBER 31,
                                                          --------------------------------------------
                                                               2001           2002           2003
                                                          -------------   ------------   -------------
Asia.................................................            93%            93%           93%
United States........................................             5              6             6
Europe...............................................             1              1             1
Others...............................................             1              0             0
                                                          -------------   ------------   -------------
         Total revenue...............................           100%           100%          100%
                                                          =============   ============   =============

FISCAL YEAR 2003 COMPARED TO FISCAL YEAR 2002

REVENUE

During the year ended December 31, 2003, our total revenue grew to $91.7 million from $87.5 million during the year ended December 31, 2002, a growth of 5%. Our online services revenue grew marginally by $0.1 million to $51.4 million during the year ended December 31, 2003, as compared with $51.3 million during the year ended December 31, 2002. Revenue from our other media services grew by $3.2 million or 10% to $36.3 million during the year ended December 31, 2003 as compared with $33.1 million during the year ended December 31, 2002. Our exhibitions or trade shows revenue grew from $2.5 million during the year ended December 31, 2002 to $3.3 million during the year ended December 31, 2003, a growth of 32%, due to launching our China Sourcing Fairs event held in the fourth quarter of 2003. This offers international buyers direct access to suppliers in China and other Asian countries. Future fairs will be held mainly in the second quarter and fourth quarter of each financial year.

We made substantial progress in developing our customer base in China, which has offset much of the decline we experienced in other markets such as Hong Kong SAR and Taiwan. Revenue from China grew by 40% during the three months ended December 31, 2003 compared to the three months ended December 31, 2002 making China the Company's largest market.

OPERATING EXPENSES

Sales

We utilize independent sales representatives employed by independent sales representative organizations in various territories to promote our products and services. Under these arrangements, the sales representatives are entitled to commissions as well as marketing fees. Commissions expense is recorded when the associated revenue is recognized or when the associated accounts receivable are paid, whichever is earlier, and is included in sales expenses.

The sales representative organizations handle collections from customers on our behalf. We include these collections as well as cash advances made to the sales representatives in receivables from sales representatives. As of June 30, 2002, the board of directors of two of these sales representative companies included a director we nominated to monitor the receivables collected from our customers by these related party sales representatives, and to monitor any changes to the authorized signatories of the depository bank accounts. The nominated directors were our employees. We and the nominated directors did not have any interest in the share capital of the sales representative companies. However as of December 31, 2003 and December 31, 2002, we did not have any nominated directors on the board of directors of any of our sales representative organizations.

Sales costs consist of the commissions and marketing fees paid and incentives provided to our independent sales representatives as well as sales support fees for processing sales contracts. These representatives sell online services, advertisements in our trade magazines and exhibitor services and earn a commission as a percentage of revenue generated. Sales costs increased from $28.7 million during the year ended December 31, 2002 to $30.1 million during the year ended December 31, 2003, an increase of 5% due to increase in revenue of 5%.

Event Production

With the launch of China Sourcing Fairs in fourth quarter of 2003, we are presenting the costs associated with production of the exhibition or trade show and seminar events as a separate category in our Income Statement. Accordingly, certain of our costs for first nine months of 2003 and prior periods have been reclassified from sales costs to event production costs to conform to current presentation.

Event production costs consist of the cost incurred for hosting the exhibition or trade show and seminar events. The event production costs include venue rental charges, booth construction costs, travel costs incurred for the event hosting and other event organizing costs. The event production costs are deferred and recognized as expense at the conclusion of the related events.

Event production costs remained at $0.9 million during the year ended December 31, 2003 and the year ended December 31, 2002, due to a decline in event production costs of our technical seminars and exhibitions during year 2003, which was offset by the additional production costs of our first China Sourcing Fair, held in the fourth quarter of 2003. Event production costs are expected to increase in 2004 from our sponsoring of six China Sourcing Fairs.

Community

During the third quarter of 2003, we enhanced the scope of our circulation function and renamed it as Community Development. Certain items of costs for the first half of 2003 and prior periods have been reclassified from general and administrative costs to community costs to conform to our current year presentation.

Community costs consist of the costs incurred for servicing our buyer community and for marketing our products and services to the global buyer community. Community costs also include costs relating to our trade magazine publishing business, specifically printing, paper, bulk circulation, subscription promotions, customer services costs and the marketing promotions costs incurred for promoting the China Sourcing Fairs events to the buyer community. The promotions costs incurred for promoting the China Sourcing Fairs to the buyer community are deferred and recognized as expense at the conclusion of the related events.

Community costs declined from $12.5 million during the year ended December 31, 2002 to $12.3 million during the year ended December 31, 2003, a decline of 2% due mainly to a decline in payroll costs, rental costs of premises, utilities and fees paid to third parties offset partially by an increase in buyer marketing promotions costs.

General and Administrative

General and administrative costs consist mainly of corporate staff compensation, information technology support services, content management services, marketing costs, office rental, depreciation, communication and travel costs.

General and administrative costs declined marginally from $28.9 million during the year ended December 31, 2002 to $28.7 million during the year ended December 31, 2003, due mainly to a decline in information technology support services costs.

Online Services Development

Online services development costs consist mainly of payroll, office rental and depreciation costs relating to the enhancements of Global Sources Online.

Online services development costs to fund the expansion of our online services declined from $5.4 million during the year ended December 31, 2002 to $5.0 million during the year ended December 31, 2003, a decline of 7%. This decline resulted mainly from a decline in depreciation costs.

Non-Cash Compensation Expenses

We have issued share awards under several equity compensation plans (ECP) to both employees and team members. The total non-cash compensation expense, resulting from the ECP, recorded by us during the year ended December 31, 2003 was $1.4 million compared to $2.6 million recorded during the year ended
Decem-
ber 31, 2002. This decline was a result of earlier share awards that were fully vested in April 2003. The corresponding amounts for the non-cash compensation expenses are credited to shareholders' equity.

Other Non-Cash Expenses

Other non-cash expenses consist mainly of amortization of software development costs.

Other non-cash expenses during the year ended December 31, 2003 were $4.5 million, compared to $3.7 million for the year ended December 31, 2002.

Income from Operations

The total income from operations during the year ended December 31, 2003 was $8.8 million compared to $4.8 million during the year ended December 31, 2002. The improvement was mainly due to growth in revenue, declines in community costs, general and administrative costs, online services development costs and non-cash compensation expenses, offset partially by an increase in sales costs and amortization of software development costs. Income from operations for online services declined from $6.3 million during the year ended December 31, 2002 to $6.0 million during the year ended December 31, 2003, a decline of 5%. The decline resulted mainly from an increase in amortization of software development costs offset partially by a decline in online services development costs.

Income Taxes

We and certain of our subsidiaries operate in the Cayman Islands and other jurisdictions where there are no taxes imposed on companies. Certain of our subsidiaries operate in Hong Kong SAR and Singapore and are subject to income taxes in their respective jurisdictions. Also, we are subject to withholding taxes for revenue earned in certain other countries.

We reported a tax provision of $0.7 million during the year ended December 31, 2003 and the year ended December 31, 2002.

Net Income

Net income was $7.3 million during the year ended December 31, 2003, compared to a net income of $4.3 million during the year ended December 31, 2002. The improvement was mainly due to growth in revenue, declines in community costs, general and administrative costs, online services development costs, non-cash compensation expenses and income taxes, offset partially by increases in sales costs, amortization of software development costs, the share of profits attributable to a minority shareholder during the year ended December 31, 2003 due to profitable performance of a subsidiary and decline in interest income.

FISCAL YEAR 2002 COMPARED TO FISCAL YEAR 2001

REVENUE

During the year ended December 31, 2002, our online services revenue declined by $4.2 million or 8% to $51.3 million as compared with $55.5 million during the year ended December 31, 2001. Revenue from our other media services declined by $3.3 million or 9% to $33.1 million during the year ended December 31, 2002 as compared with $36.4 million during the year ended December 31, 2001. Our exhibitions or trade shows revenue declined by $0.1 million or 4% from $2.6 million to $2.5 million. Total revenue for the year ended December 31, 2002 was $87.5 million compared with $95.3 million for the year ended December 31, 2001, a decline of $7.8 million or 8%.

Revenue has been affected by the poor global economy, and especially the severe recession in some of our traditional markets, Hong Kong SAR and Taiwan, which together accounted for 60% of our revenue for fiscal year

2000. However, we have made substantial progress in developing our customer base in China which has offset much of the decline in other markets. Revenue from China grew by 10% during fiscal year 2002, making China the Company's largest market and China accounted for 38% of total revenue in fourth quarter of fiscal year 2002.

OPERATING EXPENSES

Sales

Sales costs consist of the commissions and marketing fees paid and incentives provided to our independent sales representative organizations and sales support costs. Sales costs declined from $31.2 million during the year ended December 31, 2001 to $28.7 million during the year ended December 31, 2002, a decline of 8% due mainly to a decline in revenue of 8%.

Event Production

Event production costs consist of costs incurred for hosting the exhibition or trade show and seminar events. The event production costs include venue rental charges, booth construction costs, travel costs incurred for the event hosting and other event organizing costs.

Event production costs increased from $0.8 million during the year ended December 31, 2001 to $0.9 million during the year ended December 31, 2002, an increase of 13% due to increase in event organizing costs.

Community

Community costs consist of the costs incurred for servicing our buyer community and for marketing our solutions to the global buyer community. The community costs also include costs relating to our trade magazine publishing business, specifically printing, paper, bulk circulation, subscription promotions and customer services costs.

Community costs declined slightly from $12.7 million during the year ended December 31, 2001 to $12.5 million during the year ended December 31, 2002, a decline of 2% due to a decline in printing costs and paper consumption.

General and Administrative

General and administrative costs consist mainly of corporate staff compensation, information and technology support services, content management services, marketing costs, office rental, depreciation, communication and travel costs.

General and administrative costs declined from $32.7 million during the year ended December 31, 2001 to $28.9 million during the year ended December 31, 2002, a decline of 12% due to our cost reduction measures that resulted in a decline in marketing expenses, information technology support costs, telecommunications costs and payroll costs, and a decline in content management services costs in the first half of 2002.

Online Services Development

Online services development costs consist mainly of payroll, office rental and depreciation costs relating to the enhancements of Global Sources Online.

Online services development costs to fund the expansion of our online services declined from $8.4 million during the year ended December 31, 2001 to $5.4 million during the year ended December 31, 2002, a decline of 36%. This decline resulted from reductions in fees paid to consultants and capitalization of costs related to the internal development of new software and software tools.

Non-Cash Compensation Expenses

We have issued share awards under several equity compensation plans ("ECP") to both employees and team members. The total non-cash compensation expense, resulting from the ECP, recorded by us during the years ended December 31, 2002 and 2001 was $2.6 million and $2.5 million, respectively. The corresponding amounts for the non-cash compensation expenses are credited to shareholders' equity.

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

Income from Operations

Income from operations for online services grew to $6.3 million during the year ended December 31, 2002 from $6.0 million during the year ended December 31, 2001, an increase of 5%. The improvement resulted mainly from declines in sales costs, general administrative costs and online development costs compared to 2001, offset partially by the decline in online services revenue. The total income from operations during the year ended December 31, 2002 was $4.8 million compared to $3.4 million during the year 2001. The improvement was mainly due to declines in sales costs, general administrative costs and online development costs compared to 2001, offset partially by the decline in total revenue.

Income Taxes

We and certain of our subsidiaries operate in the Cayman Islands and other jurisdictions where there are no taxes imposed on companies. Certain of our subsidiaries operate in Hong Kong SAR and Singapore and are subject to income taxes in their respective jurisdictions. Also, we are subject to withholding taxes for revenue earned in certain other countries.

We reported a tax provision of $0.7 million during the year ended December 31, 2002 and $1.1 million during the year ended December 31, 2001.

Net Income

Net income was $4.3 million during the year ended December 31, 2002, compared to a net income of $0.8 million during the year ended December 31, 2001. The improvement primarily was due to declines in sales costs, general and administrative costs, online development costs and exchange loss compared to the year ended December 31, 2001, and the $1.2 million write-down of investments recorded in year 2001 and offset partially by a decline in revenue.

LIQUIDITY AND CAPITAL RESOURCES

We have reclassified the available-for-sale securities from cash and cash equivalents and disclosed them separately in our balance sheet.

We financed our activities for year ended December 31, 2003 using cash generated from our operations.

Net cash generated from operating activities was $25.3 million during the year ended December 31, 2003 compared to $20.7 million cash generated from operating activities during the year ended December 31, 2002. The primary source of cash from operating activities was collections from our customers received through our independent sales representative organizations.

Net cash used for investing activities was $10.1 million during the year ended December 31, 2003, which was used principally for capital expenditures for computers, softwares, software development, leasehold improvements and a motor vehicle, and purchase of available-for-sale securities. Net cash used for investing activities during the year ended December 31, 2002 was $29.9 million, which was used principally for capital expenditure for computers, softwares, software development, leasehold improvements and purchase of available-for-sale securities.

Net cash generated from financing activities was $0.03 million during the year ended December 31, 2003, which represents the amount received from directors for the shares subscribed by them in the Directors Purchase Plan. Net cash generated from financing activities was $0.05 million during the year ended December 31, 2002, which represents amount received from directors for the shares subscribed by them in the Directors Purchase Plan.

We have an existing credit facility with Bank of Bermuda (Isle of Man) Limited, which may be drawn upon in tranches of a minimum of $1.0 million. The lender may request that we secure our borrowings under the credit facility. The credit facility bears interest, payable quarterly in arrears, at the London Inter-Bank Market Rate plus 0.5%. The credit facility can be used for investments, working capital and general corporate purposes. Our previous principal shareholder, Hung Lay Si Co. Ltd., has guaranteed all of the obligations under the credit facility. On March 7, 2003, the credit facility was renewed for $10.0 million, for one year subject to the same terms and conditions as applicable to the original facility. We did not draw on that credit facility during the year ended December 31, 2003, and we have no bank debt as at December 31, 2003. We did not renew the credit facility for 2004.

We also hold a Documentary Credit facility with the Hongkong and Shanghai Banking Corporation Limited, for providing documentary credits to our suppliers. This facility has a maximum limit of approximately $0.6 million. As at December 31, 2003, the unutilized amount under this facility was approximately $0.3 million. Hongkong and Shanghai Banking Corporation Limited has also provided guarantees on our behalf to our suppliers. As at December 31, 2003, such guarantees amounted to $0.009 million.

We continuously monitor collections from our customers and maintain adequate allowance for doubtful accounts. While credit losses have historically been within our expectations and the allowances established, if the bad debts significantly exceed our provisions, additional allowances may be required.

Advance payments received from customers were $27.5 million as of December 31, 2003, compared to $18.3 million as at December 31, 2002, improving our liquidity. We anticipate that cash on hand, and cash generated from operations will be adequate to satisfy our working capital, capital expenditure requirements and cash commitments based on the current levels of our operations.

THE FOLLOWING TABLE SUMMARIZES OUR CONTRACTUAL OBLIGATIONS AS AT DECEMBER 31, 2003:

                                                         PAYMENTS DUE BY PERIOD (IN U.S. DOLLARS THOUSANDS)
                                                         --------------------------------------------------
                                                                  LESS THAN       1-3            3-5    MORE THAN
                                                      TOTAL        1 YEAR        YEARS         YEARS     5 YEARS
                                                     --------     ---------    ---------     ---------  ---------
CONTRACTUAL OBLIGATIONS
Operating leases..............................       $    499      $   468       $    31           --         --
Liabilities for incentive and bonus plans.....          1,025          343           375          307         --
Amount owed to Hung Lay Si Co., Ltd.(1).......         11,953           --         2,476        2,434      7,043
Purchase obligations..........................            395          395            --           --         --
                                                     --------      -------       -------      -------    -------
Total.........................................       $ 13,872      $ 1,206       $ 2,882      $ 2,741    $ 7,043
                                                     ========      =======       =======      =======    =======


(1) Interest on the principal amount owed to Hung Lay Si Co. Ltd will accrue beginning January 1, 2005 at the U.S. Federal Funds rate. The rate assumed for purpose of the contractual obligation on the amount owed to Hung Lay Si Co. Ltd is based on the U.S. Federal Funds rate as at December 31, 2003.

Subsequent to the balance sheet date, we entered into a number of licence agreements for our exhibition events amounting to $29.9 million in payments over five (5) years. The agreements are cancelable under Force Majeure conditions, and with the consent of the other party but may be subject to a payment penalty.

On February 16, 2004, we announced a one for ten bonus share issue on our outstanding common shares. Shareholders of record on March 1, 2004 will receive one additional common share for every ten common shares held, of face value of $0.01 each. The bonus share issue was distributed on April 1, 2004. All common shares and per-share amounts in the consolidated financial statements and related notes appearing elsewhere in this annual report have been retroactively adjusted to reflect the eleven for ten share split for all periods presented.

RECENT ACCOUNTING PRONOUNCEMENTS

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

In January 2003, FASB issued FIN No. 46, "Consolidation of Variable Interest Entities." FIN 46 requires a beneficiary to consolidate a variable interest entity ("VIE") if it is the primary beneficiary of that entity. The primary beneficiary is defined as having a variable interest in a VIE that will absorb a majority of the entity's expected losses if they occur, receives a majority of the entity's expected residual returns if they occur, or both. In December 2003, FASB completed deliberations of proposed modifications to FIN 46 ("Revised Interpretations") resulting in multiple effective dates based on the nature as well as the creation date of the VIE. VIEs created after January 31, 2003, but prior to January 1, 2004, may be accounted for either based on the original interpretation or the Revised Interpretations. However, the Revised Interpretations must be applied no later than the Company's first quarter of fiscal 2004. VIEs created after December 31, 2003 must be accounted for under the Revised Interpretations. Special Purpose Entities ("SPEs") created prior to February 1, 2003, may be accounted for under the original or revised interpretation's provisions no later than the first period ending after December 15, 2003. Non-SPEs created prior to February 1, 2003, should be accounted for under the revised interpretation's provisions no later than the Company's first quarter of fiscal 2004. We believe that the adoption of FIN 46 will not have a material impact on the Company's financial statements of position, results of operations, or cash flows.

In November 2002, the EITF reached consensus on EITF Issue No. 00-21, "Accounting for Revenue Arrangements with Multiple Deliverables," which addresses how to account for arrangements that may involve the delivery or performance of multiple products, services, and/or rights to use assets. The final consensus of EITF 00-21 is applicable to agreements entered into in fiscal periods beginning after June 15, 2003. We believe that the adoption of EITF 00-21 does not have a material impact on the Company's financial statements of position, results of operations or cash flows.

QUALITATIVE AND QUANTITATIVE DISCLOSURES ABOUT MARKET RISK

We operate internationally and foreign exchange rate fluctuations may have a material impact on our results of operations. Historically, currency fluctuations have been minimal on a year to year basis in the currencies of the countries where we have operations. As a result, foreign exchange gains or losses in revenue and accounts receivable have been offset by corresponding foreign exchange losses or gains arising from expenses. However, during the Asian economic crisis of 1997 to 1998, both advertising sales and the value of Asian currencies declined, which caused a significant decline in our revenue that was not fully offset by lower expense levels in Asian operations.

This decline in revenue occurred due to contracts being denominated and priced in foreign currencies prior to devaluations in Asian currencies. The conversion of these contract proceeds to U.S. dollars resulted in losses and reflects the foreign exchange risk assumed by us between contract signing and the conversion of cash into U.S. dollars. We believe this risk is mitigated because historically a majority (ranging between 55% to 60%) of our revenue is denominated in U.S. dollars or is received in the Hong Kong currency which is currently pegged to the U.S. dollar. Correspondingly, a majority (approximately 85%) of our expenses are denominated in Asian currencies. To the extent significant currency fluctuations occur in the New Taiwan dollar, the Chinese Renminbi or other Asian currencies, or if the Hong Kong dollar is no longer pegged to the U.S. dollar, our revenue and expenses may fluctuate in tandem thus reducing the net impact on our profits.

In the years ended December 31, 2002 and 2003, we have not engaged in foreign currency hedging activities.

During the years ended December 31, 2002 and 2003, we derived more than 90% of our revenue from customers in the Asia-Pacific region. We expect that a majority of our future revenue will continue to be generated from customers in this region. Future political or economic instability in the Asia-Pacific region could negatively impact our business.

ITEM 6.  DIRECTORS AND SENIOR MANAGEMENT

     The following table sets forth information regarding the persons who are our executive officers and directors.

        NAME                             AGE      POSITION
        ----                             ---      --------
        Merle A. Hinrichs.........        62      Director, Chairman
                                                    and Chief Executive Officer
        Eddie Heng Teng Hua.......        53      Director and Chief
                                                    Financial Officer
        J. Craig Pepples..........        43      Chief Operating Officer
        Bill Georgiou.............        59      Chief Information Officer
        Sarah Benecke.............        47      Director
        Roderick Chalmers.........        56      Director
        Dr. H. Lynn Hazlett.......        67      Director
        David F. Jones............        39      Director
        Jeffrey J. Steiner........        67      Director

Mr. Hinrichs has been a director since April 2000 and is currently our Chairman and Chief Executive Officer. Mr. Hinrichs is our co-founder and was the principal executive officer of our predecessor company, Trade Media Holdings Limited, a Cayman Islands corporation which is now wholly owned by us ("Trade Media"), from 1971 through 1993 and resumed that position in September 1999. From 1994 to August 1999, Mr. Hinrichs was chairman of the ASM Group, which included Trade Media. Mr. Hinrichs is a director of Trade Media and has also been the Chairman of the Board of Trade Media. Mr. Hinrichs graduated from the University of Nebraska and Thunderbird, the American Graduate School of International Management ("Thunderbird"). Mr. Hinrichs is a co-founder and former chairman of the Society of Hong Kong Publishers. He is a member of the board of trustees of Thunderbird and is a board member of the Economic Strategy Institute. His term as director expires in 2006.

Mr. Heng has been the Chief Financial Officer (previously entitled vice president of finance) since 1994 and has been a director since April 2000. He joined us in August 1993 as deputy to the vice president of finance. He received an MBA from Shiller International University in London in 1993, is a Singapore Certified Public Accountant, a member of the Institute of Certified Public Accountants, Singapore, and a Fellow Member of The Association of Chartered Certified Accountants in the United Kingdom. Prior to joining us, he was the regional financial controller of Hitachi Data Systems, a joint venture between Hitachi and General Motors. His term as director expires in 2004.

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

Ms. Benecke has been a director since April 2000, and, since 1993, has been a director of Trade Media Holdings Ltd. Ms. Benecke was our principal executive officer from January 1994 through August 1999. She joined us in May 1980 and served in numerous positions, including publisher from 1988 to December 1992 and chief operating officer in 1993. Since September 1999, Ms. Benecke has been a consultant to Publishers Representatives, Ltd. (Hong Kong), a subsidiary of our company. She is also a director of Hintak Ltd. (Hong Kong). She graduated with a B.A. from the University of New South Wales, Australia. Her term as director expires in 2004.

Mr. Chalmers has been a director since October 2000. He was chairman, Asia-Pacific, of PricewaterhouseCoopers LLP ("PwC") and a member of PwC's Global Management Board from 1998 until his retirement in July 2000. He was a 30-year veteran with PwC's merger partner Coopers & Lybrand with specialist experience in the securities industry. He has at various times been a non-executive director of the Hong Kong SAR Securities and Futures Commission, a member of the Takeovers and Mergers Panel, and chairman of the Working Group on Financial Disclosure. He is a director of Gasan Group Limited (Malta) and Gasan Mamo Insurance Co. Limited (Malta). His term as director expires in 2006.

Dr. H. Lynn Hazlett has been a director since October 2000. He was a former chief executive officer and president of QRS Corporation, a leading US-based provider of supply chain management solutions to the retail industry, until his retirement in 2000. He previously managed Supply Chain Associates, an international consulting firm until 1997. Prior to that he was corporate vice president at VF Corporation, the US apparel company, from 1989 to 1994. Currently he is the owner and managing partner of RxD Citrus Ltd., a grower of citrus fruit. He is also managing partner of AMI Bayshore Developer LLC and GFB LLC, both coastal land development companies. Dr. Hazlett has a doctorate in Economics and Automated Systems from George Washington University. His term as director expires in 2005.

Mr. Jones has been a director since April 2000. Mr. Jones was an executive at MacQuarie Direct Investment, a venture capital firm in Sydney, Australia from 1994 to August 1999. He founded and ran UBS Capital in Australia from July 1999 to September 2002. Since September 2002, Mr. Jones has been a director of Castle Harlan Australian Mezzanine Partners Pty. Limited, an Australian buyout firm. He is currently a director of the following companies: Otowa Pty Ltd.; Sheridan Australia Pty Ltd.; Austar United Ltd.; New Price Retail; and Penrice Soda Products Pty Ltd. Mr. Jones has an MBA from Harvard Business School and is a mechanical engineering graduate from the University of Melbourne. His term as director expires in 2005.

Mr. Steiner has been a director since November 1999. Mr. Steiner also has been a director of The Fairchild Corporation ("Fairchild") since 1985. He has been the chairman of the board and chief executive officer of Fairchild from December 1985 to the present. Mr. Steiner was president of Fairchild from July 1991 to September 1998. His term as director expires in 2006.

In 2003, Mr. Jeffrey Steiner was convicted in France on a charge of unjustified use (in 1990) of the corporate funds of Elf Acquitaine, which is a criminal offense in France. Mr. Steiner was given a suspended sentence of one year and ordered to pay a fine of (Euro)500,000 by the French court.

COMPENSATION

For the year ended December 31, 2003, we and our subsidiaries provided our nine directors and executive officers as a group aggregate remuneration, pension contributions, allowances and other benefits of approximately $2,370,591 including the non-cash compensation of $301,013 associated with the share award and ECP plans. Of that amount, $195,000 was paid under a performance based, long-term discretionary bonus plan which we implemented in 1989 for members of our senior management. Under the plan, members of senior management may, at our discretion, receive a long-term discretionary bonus payment. The awards, which are payable in either five or ten years time, are paid to a member of senior management if his or her performance is satisfactory to us. There are five current members of senior management and four former members of senior management who may receive payments on maturity.

In 2003, we and our subsidiaries incurred $30,079 in costs to provide pension, retirement or similar benefits to our respective officers and directors pursuant to our retirement plan and pension plan.

EMPLOYMENT AGREEMENTS

We have employment agreements with Merle A. Hinrichs under which he serves as our chairman and chief executive officer and as president of Global Sources USA, Inc., one of our subsidiaries. The agreements contain covenants restricting Mr. Hinrichs' ability to compete with us during his term of employment and preventing him from disclosing any confidential information during the term of his employment agreement and for a period of three years after the termination of his employment agreement. In addition, we retain the rights to all trademarks and copyrights acquired and any inventions or discoveries made or discovered by Mr. Hinrichs in the course of his employment. Upon a change of control, if Mr. Hinrichs is placed in a position of lesser stature than that of a senior executive officer, a significant change in the nature or scope of his duties is effected, Mr. Hinrichs ceases to be a member of the board or there is a breach of those sections of his employment agreements relating to compensation, reimbursement, title and duties or termination, each of us and such subsidiary shall pay Mr. Hinrichs a lump sum cash payment equal to five times the sum of his base salary prior to the change of control and the bonus paid to him in the year preceding the change of control. The agreements may be terminated by either party by giving six months notice.

We have employment agreements with each of our executive officers. Each employment agreement contains a non-competition provision, preventing the employee from undertaking or becoming involved in any business activity or venture during the term of employment without notice to us and our approval. The employee must keep all of our proprietary and private information confidential during the term of employment and for a period of three years after the termination of the agreement. We can assign the employee to work for another company if the employee's duties remain similar. In addition, we retain the rights to all trademarks and copyrights acquired and any inventions or discoveries made or discovered by the employee during the employee's term of employment. Each employment agreement contains a six months' notice provision for termination, and does not have a set term of employment. Bonus provisions are determined on an individual basis.

BOARD PRACTICES

Our board of directors consists of seven members divided into three classes, the terms of which expire at the general meeting of shareholders to be held in each year indicated above. Each director holds office until his or her term expires and his or her successor has been elected and qualified. At each general meeting of shareholders, directors nominated to a class with a term that expires in that year will be elected for a three-year term. Executive officers serve at the discretion of the board of directors. Officers are elected at the annual meeting of the directors held immediately after the annual general meeting of shareholders. Our executive officers have, on average, 16 years of service with us. Directors receive a cash fee of $10,000 per year, plus an additional $2,500 for each board meeting attended.

COMMITTEES OF THE BOARD OF DIRECTORS

We have established an audit committee and an executive committee of our board of directors. The audit committee recommends the appointment of auditors, oversees accounting and audit functions and other key financial matters of our company. David Jones, Roderick Chalmers and Lynn Hazlett are the members of the audit committee and the board of directors determined that Mr. Chalmers is an audit committee financial expert as defined under appropriate SEC guidelines. The executive committee acts for the entire board of directors between board meetings. Merle Hinrichs and Eddie Heng are the members of the executive committee.

CODE OF ETHICS

We have adopted a Code of Ethics ("Code of Ethics") that applies to our chief executive officer, chief financial officer, chief accounting officer or controller and persons performing similar functions. Any amendments or waivers to our Code of Ethics that apply to the chief executive officer or senior financial officers will be promptly disclosed on our website as required by law or by the Securities and Exchange Commission or by the Nasdaq National Market.

EMPLOYEES

As of December 31, 2003, we had 464 employees worldwide, the majority of whom work in management, technical or administrative positions. We consider our employee relationships to be satisfactory. Our employees are not represented by labor unions and we are not aware of any attempts to organize our employees.

The following summarizes the approximate number of employees and independent contractors by function:

                                                                                     INDEPENDENT
FUNCTION                                                              EMPLOYEES      CONTRACTORS         TOTAL
--------                                                              ---------      -----------         -----

Content Development...........................................           103             186              289
Corporate Human Resources & Administration....................            34              38               72
Corporate Marketing...........................................             8              37               45
Community Development.........................................            91              25              116
Sales.........................................................             9             870              879
Publishing....................................................            17              49               66
Electronic Commerce Services..................................             6              16               22
Information System Department.................................           109              29              138
Corporate Accounts............................................            62              57              119
Office of the CEO, COO........................................             9               0                9
Legal and Group Secretarial...................................             4               6               10
Conference & Exhibition Services..............................            12               4               16
                                                                     ---------      -----------         -----
      TOTAL...................................................           464           1,317            1,781
                                                                     =========      ===========         =====


SHARE OWNERSHIP

Information on the ownership of our Common Shares is given on pages 44-46 under
Item 7, Major Shareholders and Related Party Transactions.

EQUITY COMPENSATION PLANS

We established The Global Sources Employee Equity Compensation Trust (the "Trust") on December 30, 1999. The Trust is administered by Harrington Trust Limited, as trustee. The purpose of the Trust is to administer monies and other assets contributed to the trustee for the establishment of equity compensation and other benefit plans, including the equity compensation plans described below. The number of shares that may be sold pursuant to these plans is limited to the number of our shares held by the Trust. Following our takeover of Trade Media on April 14, 2000, the Trade Media shares were exchanged for our common shares. These Trade Media shares currently represent our common shares. As of December 31, 2003 after adjustment to reflect the share split discussed in Note 26 to our consolidated financial statements included elsewhere in this document, the Trust holds 2,165,844 of our common shares. The Trust has informed us that it does not intend to acquire any additional shares. In exercising its powers, including the voting of securities held in the Trust, the trustee may be directed by a plan committee, selected by the board of directors of one of our wholly owned subsidiaries.

Global Sources Equity Compensation Plans Numbers I, II and III

In March 2000, we adopted the Global Sources Equity Compensation Plans (ECP) Numbers I, II and III. Employees, directors, consultants, advisors and independent contractors of ours, our subsidiaries or affiliates are eligible to receive option grants under ECP I. Employees, directors and consultants of ours, our subsidiaries or affiliates are eligible to receive grants under ECP II and
III. Options granted under ECP I and II will be exercisable, and coupons granted under ECP III will be redeemable, for our shares held by the Trust.

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

On each of the first three annual anniversaries of the listing of our common shares on a securities exchange, the trustee will release one-third of the common shares purchased by an optionee, under ECP II, and one-third of the shares granted to each coupon holder, under ECP III, if such optionee or holder, as the case may be, is still employed with us on these dates. Under ECP II, the consideration paid for any common shares purchased by an optionee fired for cause or who becomes an employee of one of our competitors, but not yet released by the trustee, will be returned to the optionee by the Trust and the right to receive these shares will be forfeited and revert back to the trustee. Under ECP III, common shares allotted by, but not yet released by the trustee, to an employee who is subsequently fired for cause or who becomes an employee of one of our competitors, are forfeited and revert back to the trustee for future use. Options are not transferable under ECPs I and II and coupons are not transferable under ECP III.

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

The non-cash compensation expense associated with the awards under ECP II and ECP III of approximately $2,904,000 and $2,357,000, respectively, were recognized ratably over the three year vesting term from the respective award dates.

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

The non-cash compensation expenses associated with the above awards under ECP IV and ECP V of approximately $3,095,000 and $1,823,000, respectively, are recognized over the five year vesting term from the respective award dates.

Global Sources Equity Compensation Plan VI

Eligible employees, directors, consultants, advisors and independent contractors under ECP VI are awarded a one-time grant of our common shares the number of which are determined by the plan committee.

Entitlement of the employees, directors, consultants, advisors and independent contractors to these common shares is subject to non-compete and vesting terms.

The Equity Compensation Plan committee approved the ECP VI on March 13, 2001 and made awards of common shares under the plan on various dates during the year 2001 and 2002.

The non-cash compensation expenses associated with the awards in accordance with ECP VI totaling approximately $589,000 are recognized over the five year vesting term from the respective award dates.

Global Sources Equity Compensation Plan VII

Eligible employees, directors, consultants, advisors and independent contractors under ECP VII are awarded a grant of a defined number of our common shares, the number of which are determined by the plan committee periodically.

Entitlement of the employees, directors, consultants, advisors and independent contractors to these common shares is subject to employment and vesting terms.

The Equity Compensation Plan committee approved the awards of common shares under ECP VII in January 2002 and made further awards on March 31, 2003 and on June 19, 2003. The non-cash compensation expenses associated with the above awards under ECP VII of approximately $1,967,000 are recognised over the six year vesting term from the respective award dates.

DIRECTORS PURCHASE PLAN

A 2000 Non-Employee Directors Share Option Plan was approved on October 26, 2000 by our shareholders. Each eligible director on the date of the first board meeting of each calendar year, commencing in 2001, receives the grant of an option to purchase 22,000 common shares on that date. The options granted are subject to such terms and conditions as determined by the board of directors at the time of the grant.

The option price per share, payable before the end of each February, is determined by the board of directors for each such grant of options. The non-employee directors may decline all or part of the award, which is non-transferable.

The board of directors granted the first awards under the above plan in 2001. The option price was fifteen percent less than the average closing price of the shares for the last five trading days of the previous calendar year. Full payment must be made upon exercising the option. The award vests over four years with one quarter of the shares vesting each year. Upon resignation of an eligible director, all unvested shares are forfeited and the option price received for the forfeited unvested shares is refunded. Only one director accepted the offer for the 22,000 shares granted under the option on February 10, 2001. On February 28, 2002, 2003 and 2004, we issued to the director 5,500, 5,500 and 5,500 of our common shares, respectively, that vested on those dates, adjusted to reflect the share split discussed in Note 26 to the consolidated financial statements. As of December 31, 2003, $164,300 from the proceeds of this plan was included in additional paid in capital.

As per the terms of the plan, the board of directors granted options to all eligible directors in February 2002. These awards will vest after four years. Optionees must pay 15% of the option price, which is the average closing price of the shares for the last five trading days of year 2001, at the time of exercising the option. The balance of 85% must be paid on or before the vesting date. The resignation of a director following his or her exercise of the grant of options and payment of the option price shall not cause a forfeiture of the unvested shares. All the eligible non-employee directors accepted the offer before February 28, 2002. We received $49,896 towards the 15% of the option price which was included in additional paid in capital.

The board of directors granted options to all eligible directors again in February 2003. These awards will vest after four years. Optionees must pay 10% of the option price, which is the average closing price of the shares for the last five trading days of year 2002, at the time of exercising the option. The remaining 90% must be paid on or before the vesting date. The resignation of a director following his or her exercise of the grant of options and payment of the option price shall not cause a forfeiture of the unvested shares. Three eligible directors accepted the offer before February 28, 2003. The $29,700 received towards the 10% of the option price was included in the additional paid in capital.

On May 8, 2003, shareholders approved the amendments to the 2000 Non-Employee Directors Share Option Plan to allow both employee and non-employee directors to participate in the plan. The plan was renamed as Directors Purchase Plan by the board of directors on August 14, 2003.

Directors purchasing the shares under the plan pay 10% of the purchase price which is the average closing price of the shares for the last five trading days of year 2003, on or before February 28, 2004. The balance of 90% is paid by February 28, 2008 and the shares will be issued thereafter. The resignation of a director following his or her purchase of the shares and payment of the 10% initial installment shall not cause a forfeiture of the purchased shares. Six directors opted to purchase 22,000 shares each and a director opted to purchase part of the 22,000 shares. The amount of $92,069 received towards the 10% of the purchase price will be included in the additional paid in capital.

         ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

MAJOR SHAREHOLDERS

The following table sets forth information about those persons who hold more than 5% of our common shares and the share ownership of our directors and officers as a group. The information is based upon our knowledge of the share ownership of such persons on April 1, 2004.

Prior to November 27, 2003, the Quan Gung 1986 Trust (through Hung Lay Si Co. Ltd., its wholly owned subsidiary) beneficially owned approximately 61% of our common shares. Hung Lay Si Co. Ltd. is a company organized under the laws of the Cayman Islands. The Quan Gung 1986 Trust was formed under the laws of the Island of Jersey. Counsel to the trustee has informed us that, by virtue of the terms of the Trust and the laws of the Island of Jersey, the trustee cannot make disclosure of the names of the beneficiaries and settlor of the Trust in breach of the obligations placed on it and in accordance with its duties of confidentiality.

On November 27, 2003, Merle A. Hinrichs acquired 15,033,846 of our common shares, after adjustment to reflect the share split resulting from our bonus share distribution of one share for every ten shares held as of March 1, 2004, representing 51.9% of the outstanding common shares, from Hung Lay Si Co. Ltd. As a result, Mr. Hinrichs owns approximately 67.2% of our outstanding common shares. As consideration for the purchase of the common shares, Mr. Hinrichs agreed to pay Hung Lay Si Co. Ltd. the purchase price of $109,337,056 payable on November 27, 2013. Mr. Hinrichs has granted to Hung Lay Si Co. Ltd. a security interest in all 15,033,846 common shares he purchased pending payment of the consideration. A copy of the purchase agreement and security agreement was filed by Mr. Hinrichs with the SEC on Schedule 13D on December 8, 2003, and jointly by the Trust and Hung Lay Si Co. Ltd. on Schedule 13D/A on the same day, and reference is made to those filings for the complete terms of the transaction. The agreements provide that in the event of cash dividends declared and paid by us, Mr. Hinrichs will pay to Hung Lay Si Co. Ltd. 50% of the dividends for any of the common shares purchased by Mr. Hinrichs that remain subject to Hung Lay Si Co. Ltd.'s security interest in the shares. If Mr. Hinrichs wishes to transfer or sell any shares subject to those agreements to someone other than Hung Lay Si Co. Ltd., Hung Lay Si Co. Ltd. has a right of first refusal to offer to purchase those shares. If Hung Lay Si Co. Ltd. waives its right to purchase the shares, upon consummation of a sale to the other person, at least 80% of the proceeds of the sale will be applied to the payment of the purchase price. Hung Lay Si Co. Ltd. may also be deemed, under Securities and Exchange Commission rules, to be a beneficial owner of the shares in which it has a right of first refusal and a security interest.

                                             COMMON SHARES BENEFICIALLY OWNED
                                             ----------------------------------
NAME OF BENEFICIAL OWNER                        SHARES             PERCENTAGE
-----------------------------------          --------------      --------------
Merle A. Hinrichs..................              19,456,864              67.2%
Hung Lay Si Co. Ltd................               2,605,082               9.0%
Harrington Trust Limited...........               2,394,620               8.3%
Jeffrey J. Steiner (1).............                 366,812               1.3%
Eddie Heng Teng Hua................                       *               *
J. Craig Pepples...................                       *               *

Bill Georgiou......................                       *               *
Sarah Benecke......................                       *               *
David F. Jones.....................                       *               *
Roderick Chalmers..................                       *               *
Dr. H. Lynn Hazlett................                       *               *
All officers and directors
  as a group (9 persons)...........              19,920,400              68.8%
________________________

* Indicates beneficial ownership of less than 1%.

(1) Mr. Jeffrey J. Steiner may be deemed to beneficially own the same common shares owned directly or beneficially by The Steiner Group LLC. Mr. Steiner disclaims beneficial ownership of shares owned by The Steiner Group LLC, the Jeffrey Steiner Family Trust and shares owned by him as custodian for his children. The Steiner Group LLC is a Delaware limited liability company.

At April 1, 2004, we believe that 3,143,732 of our shares or 10.86%, were beneficially owned by U.S. holders and there were 827 shareholders of record in the U.S.

Mr. Merle A. Hinrichs, our Chairman and Chief Executive Officer, beneficially owns approximately 67.2% of our common shares and is deemed our controlling shareholder.

Our major shareholders do not have different voting rights. We do not know of any arrangement which may at a subsequent date result in a change in control of our company.

RELATED PARTY TRANSACTIONS

On December 31, 2003, we had $11,404,000 in obligations due to our former controlling shareholder.

These obligations arose from:

     o the transfer of intangibles, including copyrights for magazines, from Hung Lay Si Co. Ltd. to us in 1983; and

     o allocations of operating expenses from Hung Lay Si Co. Ltd. and its affiliates to us prior to year 2000, when we became a public company pursuant to a share exchange.

Effective January 1, 2000, we executed an unsecured promissory note in the principal amount of $11,404,000 to establish the repayment terms of these obligations owed to Hung Lay Si Co. Ltd. On January 1, 2005, we will begin repayment of this promissory note by making quarterly payments of principal and interest over the following ten years. Interest will accrue beginning on January 1, 2005 at the U.S. Federal Funds rate on the following business day and will be adjusted quarterly. For each subsequent interest period, the interest rate will be the U.S. Federal Funds rate on the first business day of the applicable calendar quarter. If we fail to make a timely payment, the interest rate on that payment will be adjusted quarterly to equal 2% over the U.S. Federal Funds rate on the first business day of each calendar quarter that payment and the accrued but unpaid interest are outstanding until that payment is made. The interest that accrues on the unpaid amount will be payable quarterly unless Hung Lay Si Co. Ltd. demands immediate payment. If we fail to make a payment, Hung Lay Si Co. Ltd. may also accelerate the promissory note and demand full payment.

We have extended loans to some of our employees for the sole purpose of financing the purchase or lease of a residence. The loans for the purchase of a residence are secured by that residence, bear interest at a rate of LIBOR plus 2 to 3%, generally have a term of ten years and become due and payable immediately upon the termination of the employee's employment. The loans for the lease of a residence are unsecured, interest free and are repayable in equal monthly installments over the period of the lease, which is typically less than or equal to 12 months. The maximum loan amounts are limited to the lower of the aggregate of two years' gross compensation of the borrower or $500,000. The loans were made upon terms and subject to conditions that are more favorable to the borrowers than those that would customarily be applied by commercial lending institutions in the borrower's country of employment. Since the beginning of 2000, the largest aggregate amount of indebtedness of Mr. Pepples to us, outstanding at any time during such period, was approximately $32,233. Mr. Pepples has repaid his loan in full in November 2002. Mr. Pepples' loan was interest free and unsecured. Except for the aforementioned loan, there were no other loans due from our directors and executive officers as at December 31, 2002 and 2003. We do not expect to extend loans to our directors or executive officers to the extent such loans would be prohibited by the Sarbanes-Oxley Act of 2002.

We lease approximately 90,157 square feet of our office facilities from companies controlled by a wholly-owned subsidiary of Hung Lay Si Co. Ltd. under cancelable and non-cancelable operating leases and incur building maintenance services fees to our former affiliated companies. We incurred rental and building services expenses of $756,428 during the year ended December 31, 2003. We also receive legal, secretarial and treasury management consultancy services from wholly-owned subsidiaries of Hung Lay Si Co. Ltd. The expenses incurred for these services during the year ended December 31, 2003 was $258,677.

On March 17, 2000 we entered into a revolving credit facility with Bank of Bermuda (Isle of Man) Limited. The credit facility has a term of one year and provides for borrowings of up to $25.0 million, with minimum borrowings of $1.0 million. The credit facility beared interest, payable quarterly in arrears, at LIBOR plus 0.5%. When we entered into the credit facility, we paid the bank an arrangement fee of approximately $16,000. Hung Lay Si Co. Ltd. guaranteed all of our obligations under the credit facility. Hung Lay Si Co. Ltd. did not receive a fee for issuing this guarantee. We repaid the loan in full by December 31, 2001. On March 20, 2002, we renewed the credit facility for $10.0 million for one year subject to the same terms and conditions as applicable to the original facility. We did not draw on the credit facility during our fiscal year 2002. On March 7, 2003, we renewed the credit facility for $10.0 million for a further one year period subject to the same terms and conditions as applicable to the original facility. We did not draw on the credit facility during our fiscal year 2003. We did not renew the credit facility for 2004.

We also have a documentary credit facility with the Hongkong and Shanghai Banking Corporation Limited, for providing documentary credits to our suppliers. As at December 31, 2002, this facility had a maximum limit of $0.8 million. One of our former fellow subsidiaries has guaranteed our obligation under this facility. This facility has been renewed during the year 2003 for a maximum limit of $0.577 million and at the time of renewal, the guarantee given by our former fellow subsidiary was released. The largest amount outstanding under this facility during the fiscal year 2003, prior to the renewal date, was $0.475 million.

For further information on these transactions, see the notes to our audited consolidated financial statements included elsewhere in this annual report.

We believe these transactions are commercially reasonable in the jurisdictions where we operate and for our employees where they reside or work.

     ITEM 8. FINANCIAL INFORMATION

CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

                      GLOBAL SOURCES LTD. AND SUBSIDIARIES

                   Index to Consolidated Financial Statements
                                December 31, 2003

                                                                     PAGE

Reports of Independent Public Accountants........................   47-49
Consolidated Balance Sheets......................................    49
Consolidated Statements of Income................................    50
Consolidated Statements of Cash Flows............................    51
Consolidated Statement of Shareholders' Equity...................    52
Notes to Consolidated Financial Statements.......................   53-76

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors and Shareholders of Global Sources Ltd.

We have audited the accompanying consolidated balance sheets of Global Sources Ltd. (a company incorporated under the laws of Bermuda) and its subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of income, shareholders' equity and cash flows for each of the two years in the period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial statements of the Company as of December 31, 2001 were audited by other auditors who have ceased operations and whose report dated February 28, 2002 expressed an unqualified opinion.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Global Sources Ltd. and its subsidiaries as of December 31, 2003 and 2002, and the consolidated results of their operations and cash flows for each of the two years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

/s/  ERNST & YOUNG

Singapore
March 10, 2004

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

/s/  ARTHUR ANDERSEN

Singapore
February 28, 2002

                      GLOBAL SOURCES LTD. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS

     (IN U.S. DOLLARS THOUSANDS, EXCEPT NUMBER OF SHARES AND PER SHARE DATA)

                                                                                    AT DECEMBER 31    AT DECEMBER 31
                                                                                    --------------    --------------
                                                                                        2002              2003
                                                                                    --------------    --------------
                                     ASSETS
CURRENT ASSETS:
   Cash and cash equivalents................................................         $   11,009       $   26,227
   Available-for-sale securities............................................             26,199           35,140
   Accounts receivable, net.................................................              4,169            4,507
   Receivables from sales representatives...................................              2,932            3,883
   Inventory of paper.......................................................                545              703
   Prepaid expenses and other current assets................................              1,147            1,883
                                                                                    --------------    --------------
                  TOTAL CURRENT ASSETS .....................................             46,001           72,343
                                                                                    --------------    --------------

Property and equipment, net.................................................             14,110            7,870
Long term investments.......................................................                100              100
Bonds held to maturity, at amortized cost...................................              1,358              992
Other assets................................................................              1,081            1,236
                                                                                    --------------    --------------
                  TOTAL ASSETS .............................................         $   62,650       $   82,541
                                                                                    ==============    ==============

                      LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
   Accounts payable.........................................................         $    4,284       $    4,432
   Deferred income and customer prepayments.................................             18,259           27,454
   Accrued liabilities......................................................              5,361            5,803
   Income taxes payable.....................................................                368              804
                                                                                    --------------    --------------
                  TOTAL CURRENT LIABILITIES ................................             28,272           38,493
                                                                                    --------------    --------------

Liabilities for incentive and bonus plans...................................              1,025              682
Amount due to parent company................................................             11,404               --
Amount due to a shareholder.................................................                 --           11,404
Minority interest...........................................................              2,823            3,684
Deferred tax liability......................................................                604              298
                                                                                    --------------    --------------
                  TOTAL LIABILITIES ........................................             44,128           54,561
                                                                                    --------------    --------------
SHAREHOLDERS' EQUITY:
   Common shares, US$0.01 par value; 50,000,000 shares authorized;
       28,945,344 (2002:  28,939,844) shares issued and outstanding.........                289              289
   Additional paid in capital...............................................             80,460           81,925
   Retained deficit.........................................................            (57,680)         (50,346)
   Less:  Unearned compensation.............................................             (4,547)          (4,563)
   Accumulated other comprehensive income...................................                 --              675
                                                                                    --------------    --------------
                  TOTAL SHAREHOLDERS' EQUITY ...............................             18,522           27,980
                                                                                    --------------    --------------
       TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY...........................          $  62,650        $  82,541
                                                                                    ==============    ==============

   The accompanying notes are an integral part of these financial statements.

                      GLOBAL SOURCES LTD. AND SUBSIDIARIES
                        CONSOLIDATED STATEMENTS OF INCOME

     (IN U.S. DOLLARS THOUSANDS, EXCEPT NUMBER OF SHARES AND PER SHARE DATA)

                                                                             YEAR ENDED DECEMBER 31,
                                                                   ----------------------------------------------
                                                                      2001             2002             2003
                                                                   ------------    --------------   -------------
REVENUES:
   Online services........................................         $    55,468      $    51,268      $    51,367
   Other media services...................................              36,391           33,132           36,318
   Exhibitions............................................               2,619            2,455            3,327
   Miscellaneous..........................................                 807              631              657
                                                                   ------------    --------------   -------------
                                                                        95,285           87,486           91,669
                                                                   ------------    --------------   -------------
OPERATING EXPENSES:
   Sales..................................................              31,236           28,659           30,113
   Event production.......................................                 811              933              930
   Community..............................................              12,735           12,481           12,331
   General and administrative.............................              32,748           28,885           28,682
   Online services development............................               8,393            5,378            4,960
   Non-cash compensation expense (Note a).................               2,501            2,564            1,419
   Amortization of intangibles/Software development cost..               3,476            3,740            4,453
                                                                   ------------    --------------   -------------
TOTAL OPERATING EXPENSES..................................              91,900           82,640           82,888
                                                                   ------------    --------------   -------------
INCOME FROM OPERATIONS....................................               3,385            4,846            8,781
                                                                   ------------    --------------   -------------
   Interest expense.......................................                (172)              --               --
   Interest income........................................                 357              439              122
   Loss on sale of available-for-sale securities..........                  --               --              (40)
   Foreign exchange gains (losses), net...................                (470)              50               --
   Write-down of investments..............................              (1,150)              --               --
                                                                   ------------    --------------   -------------
INCOME BEFORE INCOME TAXES................................               1,950            5,335            8,863
INCOME TAX PROVISION......................................              (1,143)            (720)            (668)
                                                                   ------------    --------------   -------------
NET INCOME BEFORE MINORITY INTEREST.......................         $       807      $     4,615      $     8,195
                                                                   ------------    --------------   -------------
Equity in income of affiliate.............................                  51               --               --
Minority interest.........................................                 (83)            (308)            (861)
                                                                   ------------    --------------   -------------
NET INCOME................................................         $       775      $     4,307      $     7,334
                                                                   ============    ==============   =============
BASIC NET INCOME PER SHARE................................         $      0.03      $      0.15      $      0.25
                                                                   ============    ==============   =============
SHARES USED IN BASIC NET INCOME PER SHARE CALCULATIONS  (NOTE
   2(U))..................................................           28,934,344       28,938,970       28,944,470
                                                                   ============    ==============   =============
DILUTED NET INCOME PER SHARE..............................         $      0.03      $      0.15      $      0.25
                                                                   ============    ==============   =============
SHARES USED IN DILUTED NET INCOME
   PER SHARE CALCULATIONS (NOTE 2(U)).....................          28,934,344       28,940,309       28,979,339
                                                                   ============    ==============   =============


Note: a. Reflects the non-cash compensation expenses associated with the employee equity compensation plans. Approximately $323 (2002: $623, 2001:
     $381) represents sales expenses, $96 (2002: $238, 2001: $87) represents community, $691 (2002: $1,179, 2001: $1,546) represents general and administrative and $309 (2002: $524, 2001: $487) represents online services development expenses.

   The accompanying notes are an integral part of these financial statements.

                      GLOBAL SOURCES LTD. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                           (IN U.S. DOLLARS THOUSANDS)

                                                                                  YEAR ENDED DECEMBER 31,
                                                                           ----------------------------------------
                                                                             2001           2002          2003
                                                                           -----------    ----------    -----------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income.......................................................        $     775      $   4,307     $   7,334
Adjustments to reconcile net income to net cash provided by
operating activities:
  Depreciation and amortization....................................            8,934         8,989      $   8,509
  Loss/(Profit) on sale of property and equipment..................               34            (1)            (7)
  Accretion of U.S. Treasury strips zero % coupon..................             (122)          (99)           (74)
  Loss on sale of available-for-sale securities....................               --            --             40
  Bad debt expense.................................................              765           670            202
  Non-cash compensation expense....................................            2,501         2,564          1,419
  Income attributable to minority shareholder......................               83           308            861
  Write-down of investments........................................            1,150            --             --
  Equity in income of affiliate....................................              (51)           --             --
  Property and equipment written off...............................              108           153             12
                                                                           -----------    ----------    -----------
                                                                              14,177        16,891         18,296
CHANGES IN ASSETS AND LIABILITIES:
  Accounts receivables.............................................            1,328           871           (540)
  Receivables from sales representatives...........................             (153)       (2,223)          (951)
  Receivables from related party sales representatives.............              538         2,900             --
  Inventory of paper...............................................              357           311           (158)
  Prepaid expenses and other current assets........................              646           (25)          (742)
  Long term assets.................................................              147           118           (155)
  Accounts payable.................................................           (1,911)          659            148
  Accrued liabilities and liabilities for incentive and bonus plans           (1,061)         (175)            99
  Deferred income and customer prepayments.........................            1,234         1,137          9,195
  Tax liability....................................................              162           198            131
                                                                           -----------    ----------    -----------
       NET CASH PROVIDED BY OPERATING ACTIVITIES...................           15,464        20,662         25,323
                                                                           -----------    ----------    -----------

CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchase of property and equipment...............................           (4,874)       (4,193)        (2,307)
  Proceeds from sales of property and equipment....................              315             3             32
  Proceeds from matured bonds......................................              440           450            440
  Purchase of available-for-sale securities........................               --       (26,199)       (19,300)
  Proceeds from sale of available-for-sale securities..............               --            --         11,000
                                                                           -----------    ----------    -----------
       NET CASH USED FOR INVESTING ACTIVITIES......................           (4,119)      (29,939)       (10,135)
                                                                           -----------    ----------    -----------

CASH FLOWS FROM FINANCING ACTIVITIES:
  Repayment of short-term borrowings...............................           (4,000)           --             --
  Amount received towards directors purchase plan..................              164            50             30
                                                                           -----------    ----------    -----------
       NET CASH (USED FOR)/GENERATED FROM FINANCING ACTIVITIES.....           (3,836)           50             30
                                                                           -----------    ----------    -----------

Net increase/(decrease) in cash and cash equivalents...............            7,509        (9,227)        15,218
Cash and cash equivalents, beginning of the year...................           12,727        20,236         11,009
                                                                           -----------    ----------    -----------
CASH AND CASH EQUIVALENTS, END OF THE YEAR.........................        $  20,236      $ 11,009      $  26,227
                                                                           ===========    ==========    ===========
SUPPLEMENTAL CASH FLOW DISCLOSURES:
  Income tax paid..................................................        $     981      $    522      $     537
  Interest paid....................................................              172            --             --
                                                                           ===========    ==========    ===========


   The accompanying notes are an integral part of these financial statements.

                      GLOBAL SOURCES LTD. AND SUBSIDIARIES
                 CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

              (IN U.S. DOLLARS THOUSANDS, EXCEPT NUMBER OF SHARES)

                                          COMMON SHARES
                                          -------------

                                                                                                             ACCUMU-        TOTAL
                                                                 ADDITIONAL                     UNEARNED   LATED OTHER     SHARE-
                                     NUMBER OF                     PAID IN        RETAINED      COMPENSA-  COMPREHEN-      HOLDERS'
                                      SHARES        AMOUNTS        CAPITAL        DEFICIT         TION     SIVE INCOME     EQUITY
                                    -----------    ---------    ------------    ------------   ----------  ------------    ---------
BALANCE AT DECEMBER 31, 2000.....   28,934,344      $   289       $  75,700       $ (62,762)     $(5,066)           --     $  8,161
Net income.......................           --           --              --             775           --            --     $    775
Non-cash compensation expense....           --           --           4,306              --           --            --     $  4,306
Unearned compensation............           --           --              --              --       (1,805)           --     $ (1,805)
Amount received towards directors
          purchase plan..........           --           --             164              --           --            --     $    164
                                    -----------    ---------    ------------    ------------   ----------  ------------    ---------
BALANCE AT DECEMBER 31, 2001.....   28,934,344      $   289       $  80,170       $ (61,987)     $(6,871)           --     $ 11,601
Net income.......................           --           --              --           4,307           --            --     $  4,307
Non-cash compensation expense....           --           --             240              --           --            --     $    240
Unearned compensation............           --           --              --              --        2,324            --     $  2,324
Amount received towards directors
          purchase plan..........           --           --              50              --           --            --     $     50
Issuance of shares under directors
          purchase plan..........        5,500           --              --              --           --            --           --
                                    -----------    ---------    ------------    ------------   ----------  ------------    ---------
BALANCE AT DECEMBER 31, 2002.....   28,939,844      $   289       $  80,460       $ (57,680)     $(4,547)           --     $ 18,522
Net income.......................           --           --              --           7,334           --            --     $  7,334
Non-cash compensation expense....           --           --           1,435              --           --            --     $  1,435
Unearned compensation............           --           --              --              --          (16)           --     $    (16)
Amount received towards directors
          purchase plan..........           --           --              30              --           --            --     $     30
Issuance of shares under directors
         purchase plan...........        5,500           --              --              --           --            --          --
Loss realized on sale of
   available-for-sale securities,
   net of income tax of $NIL ....           --           --              --              --           --            40     $     40
Unrealized gain on
   available-for-sale securities,
   net of income tax of $NIL.....           --           --              --              --           --           635     $    635
                                    -----------    ---------    ------------    ------------   ----------  ------------    ---------
BALANCE AT DECEMBER 31, 2003.....   28,945,344      $   289       $  81,925       $ (50,346)     $(4,563)     $    675     $ 27,980
                                    ===========    =========    ============    ============   ==========  ============    =========

   The accompanying notes are an integral part of these financial statements.

                      GLOBAL SOURCES LTD. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     (IN U.S. DOLLARS THOUSANDS, EXCEPT NUMBER OF SHARES AND PER SHARE DATA)




1.       THE COMPANY

         Global Sources Ltd. (the "Company") was incorporated in November 1999 under the laws of Bermuda. Prior to December 2, 2003, the Company was majority owned by Hung Lay Si Co Ltd. (the "Former Parent Company"). The Former Parent Company is a company organized under the laws of Cayman Islands. It is wholly owned by the Quan Gung 1986 Trust, a trust formed under the laws of the Island of Jersey. Hill Street Trustees Ltd. is the trustee of the trust (the "Trustee") and the Trustee has sole and exclusive voting investment and depositive power over the shares of capital stock of the Former Parent Company owned by the trust. On November 27, 2003, the chairman and chief executive officer of the Company acquired 15,033,846 common shares of the Company representing 51.9 percent of the outstanding common shares of the Company, from the Former Parent Company. On December 2, 2003, the shares transfer was completed and as a result the chairman and chief executive officer is the beneficial owner of 19,455,543 or 67.2 percent of the Company's outstanding common shares and he has the sole power to vote the shares beneficially owned by him. As a consideration of the purchase of the common shares, the chairman and chief executive officer has agreed to pay the Former Parent Company $109,337, payable on November 27, 2013, with a right to prepay such amount at anytime. Pending payment of the said amount, the Former Parent Company will have a security interest in common shares of the Company held by the chairman and chief executive officer of the Company.

         The Company's principal business is to provide services that allow global buyers to identify suppliers and products, and enable suppliers to market their products to a large number of buyers. The Company's primary online service is creating and hosting marketing websites that present suppliers' product and company information in a consistent, easily searchable manner on Global Sources Online. The Company also offers electronic cataloguing services for buyers and suppliers. My Catalogs enable buyers to maintain customized information on suppliers. Private Supplier Catalogs are password-protected online environments where suppliers can develop and maintain their own product and company data. Complementing these services are various trade magazines and CD-ROMs. The Company launched China Sourcing Fairs exhibitions in 2003. These offer international buyers direct access to China and other Asian manufacturers. The Company's businesses are conducted primarily through Trade Media Limited, its wholly owned subsidiary, which was incorporated in October 1984 under the laws of Cayman Islands. Through certain other wholly owned subsidiaries, the Company also organizes China Sourcing Fairs exhibitions, conferences and exhibitions on technology related issues and licenses Asian Sources / Global Sources Online and catalog services.

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(A)      BASIS OF CONSOLIDATION AND PRESENTATION

               (i) The accompanying consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America and comprise the financial statements of the Company, its majority owned subsidiaries and those owned through nominee shareholders. All significant intercompany transactions and balances have been eliminated on consolidation.

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

(D)      AVAILABLE-FOR-SALE SECURITIES

         Short-term investments in marketable securities are classified as available-for-sale securities. Investments classified as available-for-sale securities are carried at market value with any unrealized holding gains and losses, net of related tax effect if any, presented under shareholders' equity as accumulated other comprehensive income.

         Realized gains and losses and declines in values judged to be other-than-temporary on available-for-sale securities are included in the statement of income. The cost of securities sold is based on the average cost method.

(E)      INVENTORY OF PAPER

         Inventory of paper is stated at the lower of cost or market value. Cost is determined on the first-in, first-out basis.

(F)      PROPERTY AND EQUIPMENT

               (i) Property and equipment are stated at cost less accumulated depreciation. Cost represents the purchase price of the asset and other costs incurred to bring the asset into its existing use.

               (ii) Depreciation on property and equipment is calculated to amortize their cost on a straight-line basis over their estimated useful lives as follows:

              Fixtures, fittings and office equipment............     5 years
              Leasehold improvements.............................     5 years
              Motor vehicles.....................................     5 years
              Computer equipment and software....................     3 years

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

         To account for the development costs related to the products to be sold, leased or otherwise marketed, the Company adopted SFAS No. 86, "Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed." Development costs incurred subsequent to the establishment of the technological feasibility of the product are capitalized. The capitalization ends when the product is available for general release to customers.

         The Company expensed $1,117, $64 and $38 during the years ended December 31, 2001, 2002 and 2003, respectively, for the costs incurred prior to the establishment of the technological feasibility with respect to the development of products to be sold, leased or otherwise marketed.

(G)      INTANGIBLE ASSETS

         Prior to the adoption of SFAS No. 142 effective on January 1, 2002, copyrights were amortized on a straight-line basis over a period of ten years and goodwill, was amortized on a straight-line basis over twenty years.

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

         Intangible Assets, net:

                                                        AT DECEMBER 31,
                                                  -----------------------------
                                                     2002            2003
                                                  ------------   --------------
         Goodwill..............................   $       654     $      654
         Copyrights............................         3,706          3,706
                                                  ------------   --------------
                                                        4,360          4,360
         Less:  Accumulated amortization.......        (4,360)        (4,360)
                                                  ------------   --------------
                                                  $        --     $       --
                                                  ------------   --------------

                      GLOBAL SOURCES LTD. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     (IN U.S. DOLLARS THOUSANDS, EXCEPT NUMBER OF SHARES AND PER SHARE DATA)


(H)      LONG TERM INVESTMENTS

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

(I)      IMPAIRMENT OF LONG-LIVED ASSETS

         The Company reviews the carrying value of its long-lived assets based upon a gross cash flow basis and will reserve for impairment whenever events or changes in circumstances indicate the carrying amount of the assets may not be fully recoverable. The impairment loss is measured based on the difference between the carrying amount of the asset and its fair value. There was no impairment of the Company's property and equipment as of December 31, 2003.

(J)      REVENUE RECOGNITION

         The Company derives its revenues from advertising fees in its published trade magazines and websites, sales of trade magazines, fees from licensing its trade and service marks, service fees from the provision of software maintenance service, and organizing exhibitions and business seminars.

         Revenues from advertising in trade magazines and websites are recognized ratably over the period in which the advertisement is displayed. Advertising contracts do not exceed one year. When advertising fees from published trade magazines and websites are contracted under a single arrangement, the Company allocates the total advertising fees to the multiple deliverables based on their relative fair values. The fair value of the revenues from published trade magazines and websites is based on the Company's average historical selling prices. Revenue from sales of trade magazines is recognized upon delivery of the magazine. Magazine subscriptions received in advance are deferred and recognized as revenue upon delivery of the magazine. Revenue from the provision of maintenance service is deferred and recognized ratably over the maintenance service period. Revenue from organizing exhibitions and business seminars is recognized at the conclusion of the event and the related direct event production costs and direct event promotion costs are deferred and recognized as expenses upon conclusion of the event.

                      GLOBAL SOURCES LTD. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     (IN U.S. DOLLARS THOUSANDS, EXCEPT NUMBER OF SHARES AND PER SHARE DATA)


         The Company receives license fees and royalties from licensing its trade and service marks. Revenue from license fees is recognized ratably over the term of the license, currently four to five years. Royalties from license arrangements are earned ratably over the period in which the advertisement is displayed by the licensee.

         The interest income from investments in U.S. Treasury strips zero % coupon is recognized as it accrues, taking into account the effective yield on the asset.

(K) TRANSACTIONS WITH SALES REPRESENTATIVES AND RELATED PARTY SALES REPRESENTATIVES

         The Company utilizes sales representatives and in the past utilized related party sales representatives in various territories to promote the Company's products and services. Under these arrangements, these sales representatives are entitled to commissions as well as marketing fees. Commissions expense is recorded when owed to these sales representatives and is included in sales expenses.

         These sales representatives, which are mainly corporate entities, handle collections from clients on behalf of the Company. Included in receivables from these sales representatives are amounts collected on behalf of the Company as well as cash advances made to these sales representatives.

         As of December 31, 2001, the boards of directors of eight of these sales representative companies each included a director nominated by the Company to monitor the receivables collected from the Company's clients by these related party sales representatives, and to monitor any changes to the authorized signatories of the depository bank accounts. The nominated directors were employees of the Company. The Company and the nominated directors did not have any interest in the share capital of these related party sales representatives companies. However as of December 31, 2002 and 2003, the Company does not have any nominated directors on the board of directors of any of the Company's sales representative companies. Approximately $20,172, $9,986 and $NIL of the commissions and marketing fees expense was associated with these related party sales representative companies for 2001, 2002 and 2003, respectively.

(L)      ADVERTISING EXPENSES

         Advertising expenses are expensed as incurred. The Company incurred advertising expenses of $277, $161 and $244 during the years ended December 31, 2001, 2002 and 2003, respectively.

(M)      OPERATING LEASES

         The Company leases certain office facilities under cancelable and non-cancelable operating leases that expire in two to five years. Rentals under operating leases are expensed on a straight-line basis over the life of the leases.

(N)      LIABILITIES FOR BONUS PLAN

         Before the commencement of the Equity Compensation Plans as described in Note 22, the Company rewarded its senior management staff based on their performance through long term discretionary bonus awards. These awards were payable in cash generally at the end of five or ten years from the date

                      GLOBAL SOURCES LTD. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     (IN U.S. DOLLARS THOUSANDS, EXCEPT NUMBER OF SHARES AND PER SHARE DATA)

         of the award, even in the event of termination of employment unless certain non-compete provisions had been violated. These awards were expensed in the period to which the performance bonus relates.

(O)      RETIREMENT BENEFITS

         The Company operates a number of defined contribution retirement benefit plans. Contributions are based on a percentage of each eligible employee's salary and are expensed as the related salaries are incurred.

(P)      INCOME TAXES

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

(Q)      MINORITY INTEREST

         In 2000, the Company entered into an agreement with CMP Media Inc., through United Professional Media B.V. (previously known as United Business Media B.V.), a subsidiary of United News and Media plc. (CMP) to set-up a corporation (eMedia Asia Ltd.) to provide new technology content, media and e-commerce services to the electronics technology market in Asia. The Company holds a 60.1% controlling equity interest in eMedia Asia Ltd. and consolidates the results of operations. As part of obtaining its 39.9% interest, CMP has committed to pay $6,000 and interest thereon to the Company upon the payment of specified future dividends of eMedia Asia Ltd. Pursuant to an internal restructuring within the CMP group, United Professional Media B.V.'s 39.9% interest in eMedia Asia Ltd. and associated obligations were novated and assigned to UBM Asia B.V. (another subsidiary within the CMP group) in October 2003. Due to the contingent nature of the payment, the Company did not record in its balance sheet the promissory note receivable of $6,000 due from CMP and no interest income was accrued as at December 31, 2003, 2002 and 2001. The minority interest liability of $3,684 and $2,823 at December 31, 2003 and 2002, respectively, reflects CMP's proportionate interest of the net book value of eMedia Asia Ltd.

(R)      FOREIGN CURRENCIES

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

         The financial statements of the subsidiaries reporting in their respective local currencies are translated into U.S. dollars for consolidation as follows: assets and liabilities at the exchange rate as of the balance sheet date, shareholders' equity at the historical rates of exchange, and income and expense

                      GLOBAL SOURCES LTD. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     (IN U.S. DOLLARS THOUSANDS, EXCEPT NUMBER OF SHARES AND PER SHARE DATA)



         amounts at the average monthly exchange rates. The cumulative translation differences were not material as of December 31, 2002 and 2003.

(S)      SEGMENT REPORTING

         SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information" requires that companies report separately, in the financial statements, certain financial and descriptive information about operating segment profit or loss, certain specific revenue and expense items, and segment assets. Additionally, companies are required to report information about the revenues derived from their products and services groups, about geographic areas in which the Company earns revenues and holds assets, and about major customers.

         The Company identifies its operating segments based on business activities, management responsibility and geographic location. The Company has three reportable segments: online services, other media services and exhibitions.

(T)      COMPREHENSIVE INCOME

         SFAS No. 130, "Reporting Comprehensive Income," establishes standards for reporting comprehensive income and its components in financial statements. Comprehensive income is defined as the change in equity of a company during a period from transactions and other events and circumstances excluding transactions resulting from investment by owners and distribution to owners.

         Accumulated other comprehensive income consists of the following:

                                                                           YEAR ENDED DECEMBER 31,
                                                               -------------------------------------------------
                                                                   2001             2002             2003
                                                               -------------    -------------     --------------

         Unrealized gain on available-for-sale securities,
            net of income tax of $NIL......................    $        --      $       --        $         635
         Loss realized on sale of available-for-sale
            securities, net of income tax of $NIL..........    $        --      $       --        $          40
                                                               -------------    -------------     --------------
         Accumulated other comprehensive income............    $        --      $       --        $         675
                                                               =============    =============     ==============


(U)      BASIC AND DILUTED NET INCOME PER SHARE

         Basic net income per share is computed by dividing net income by the weighted average number of shares of common shares outstanding during the period. Diluted net income per share is calculated using the weighted average number of outstanding common shares, plus other dilutive potential common shares.

         The following table reconciles the number of shares utilized in the net income per share calculations:

                      GLOBAL SOURCES LTD. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     (IN U.S. DOLLARS THOUSANDS, EXCEPT NUMBER OF SHARES AND PER SHARE DATA)

                                                                           YEAR ENDED DECEMBER 31,
                                                              ------------------------------------------------
                                                                   2001             2002             2003
                                                              --------------   -------------    --------------
         Net income.......................................    $         775    $       4,307    $       7,334
                                                              ==============   =============    ==============
         Basic net income per share.......................    $        0.03    $        0.15    $        0.25
                                                              ==============   =============    ==============
         Diluted net income per share.....................    $        0.03    $        0.15    $        0.25
                                                              ==============   =============    ==============
         Weighted average common shares outstanding,
           used in basic net income per share calculation.       28,934,344       28,938,970       28,944,470

         Effect of dilutive shares........................               --            1,339           34,869
                                                              --------------   -------------    --------------
         Weighted average common shares outstanding,
            used in diluted net income per share
            calculation...................................       28,934,344       28,940,309       28,979,339
                                                              ==============   =============    ==============

         Antidilutive share options.......................           21,500           16,000              --


         Antidilutive share options had exercise prices greater than the average market price during the year, and due to the net loss in first quarter of 2001.

(V)      STOCK BASED COMPENSATION

         The Company has adopted the disclosure only provisions of SFAS No. 123, "Accounting for Stock-Based Compensation." The Company accounts for stock-based compensation using the intrinsic value method prescribed in APB No. 25, "Accounting for Stock Issued to Employees" and related interpretations. Accordingly, compensation cost of stock options is measured as the excess, if any, of the fair value of the Company's stock at the date of the grant over the option exercise price and is charged to operations over the vesting period.

         The Company accounts for equity instruments issued to non-employees in accordance with the provisions of SFAS No. 123 and EITF Issue No. 96-18, "Accounting for Equity Instruments that are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling Goods and Services." All transactions in which services are received for the issuance of equity instruments are accounted for based on the fair value of the consideration received or the fair value of the equity instrument issued, whichever is more reliably measurable. The measurement date of the fair value of the equity instrument issued is the earlier of the date on which the counterparty's performance is complete or the date on which it is probable that performance will occur.

         A majority of the Company's employee stock compensation plans are share grants without any exercise price or exercise period. Therefore the fair value of the share grants at the date of grant approximates the intrinsic value. As a result, the impact of fair value based accounting under SFAS No. 123 is not significantly different from the intrinsic value method under APB No. 25.

(W)      ALLOWANCE FOR DOUBTFUL DEBTS

         The Company estimates the collectibility of the accounts receivable based on the analysis of accounts receivable, historical bad debts, customer credit-worthiness and current economic trends and maintains adequate allowance for doubtful debts.

                      GLOBAL SOURCES LTD. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     (IN U.S. DOLLARS THOUSANDS, EXCEPT NUMBER OF SHARES AND PER SHARE DATA)

(X)      RECENT ACCOUNTING PRONOUNCEMENTS

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

         In January 2003, FASB issued FIN No. 46, "Consolidation of Variable Interest Entities." FIN 46 requires a beneficiary to consolidate a variable interest entity ("VIE") if it is the primary beneficiary of that entity. The primary beneficiary is defined as having a variable interest in a VIE that will absorb a majority of the entity's expected losses if they occur, receives a majority of the entity's expected residual returns if they occur, or both. In December 2003, FASB completed deliberations of proposed modifications to FIN 46 ("Revised Interpretations") resulting in multiple effective dates based on the nature as well as the creation date of the VIE. VIEs created after January 31, 2003, but prior to January 1, 2004, may be accounted for either based on the original interpretation or the Revised Interpretations. However, the Revised Interpretations must be applied no later than the Company's first quarter of fiscal 2004. VIEs created after December 31, 2003 must be accounted for under the Revised Interpretations. Special Purpose Entities ("SPEs") created prior to February 1, 2003, may be accounted for under the original or revised interpretation's provisions no later than the first period ending after December 15, 2003. Non-SPEs created prior to February 1, 2003, should be accounted for under the revised interpretation's provisions no later than the Company's first quarter of fiscal 2004. We believe that the adoption of FIN 46 will not have a material impact on the Company's financial statements of position, results of operations, or cash flows.

         In November 2002, the EITF reached consensus on EITF Issue No. 00-21, "Accounting for Revenue Arrangements with Multiple Deliverables", which addresses how to account for arrangements that may involve the delivery or performance of multiple products, services, and/or rights to use assets. The final consensus of EITF 00-21 is applicable to agreements entered into in fiscal periods beginning after June 15, 2003. We believe that the adoption of EITF 00-21 does not have a material impact on the Company's financial statements of position, results of operations or cash flows.

3.       AVAILABLE-FOR-SALE SECURITIES:

                      GLOBAL SOURCES LTD. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     (IN U.S. DOLLARS THOUSANDS, EXCEPT NUMBER OF SHARES AND PER SHARE DATA)

                                                     AT DECEMBER 31,
                                              ------------------------------
                                                  2002             2003
                                              -------------   --------------

         Cost............................     $    26,199      $    34,465
         Unrealized holding gain.........               -              675
                                              -------------   --------------
         Fair value......................     $    26,199      $    35,140
                                              =============   ==============

4.       CURRENT ASSETS:

                                                   AT DECEMBER 31,
                                            ---------------------------
                                                 2002            2003
                                            --------------   ------------
         ACCOUNTS RECEIVABLE:
         Gross trade receivables.........   $      6,135     $     6,604
         Less:  Allowance for doubtful
                  debts..................         (1,966)         (2,097)
                                            --------------   ------------
                                            $      4,169     $     4,507
                                            ==============   ============


         MOVEMENTS IN ALLOWANCE FOR DOUBTFUL DEBTS:

                                                                           YEAR ENDED DECEMBER 31,
                                                               -----------------------------------------------
                                                                   2001             2002             2003
                                                               -------------   --------------   --------------
         BALANCE AT BEGINNING OF YEAR.....................     $     2,400      $     2,132      $     1,966
         Charged to bad debt expenses.....................             765              670              202
         Write-off of bad debts...........................          (1,033)            (836)             (71)
                                                               -------------   --------------   --------------
         BALANCE AT END OF YEAR...........................     $     2,132      $     1,966      $     2,097
                                                               =============   ==============   ==============


                                                                               AT DECEMBER 31,
                                                               -----------------------------------------------
                                                                                    2002             2003
                                                                               --------------   --------------
         PREPAID EXPENSES AND OTHER CURRENT ASSETS:
         Unsecured employee loans and other debtors...                          $       108         $     73
         Prepaid expenses.............................                                  284              324
         Deferred expenses............................                                    -              535
         Other current assets.........................                                  755              951
                                                                               --------------   --------------
                                                                                $     1,147        $   1,883
                                                                               ==============   ==============

                      GLOBAL SOURCES LTD. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     (IN U.S. DOLLARS THOUSANDS, EXCEPT NUMBER OF SHARES AND PER SHARE DATA)


5.       PROPERTY AND EQUIPMENT, NET:

                                                              AT DECEMBER 31,
                                                         -----------------------
                                                           2002         2003
                                                         -----------  ----------
         Capital work-in-progress.....................   $      192   $       -
         Leasehold improvements.......................        6,806       6,936
         Motor vehicles...............................           98         191
         Computers, fixtures, fittings and office
           equipment..................................       22,463      22,866
         Software development costs...................       14,723      15,664
                                                         -----------  ----------
         Property and equipment, at cost..............       44,282      45,657
         Less:  Accumulated depreciation..............      (30,172)    (37,787)
                                                         -----------  ----------
                                                         $   14,110   $   7,870
                                                         -----------  ----------

         Depreciation expense for the years ended December 31, 2001, 2002 and 2003 was $5,458, $5,249 and $4,056, respectively and the amortization of Software development cost for the years ended December 31, 2001, 2002 and 2003 was $3,106, $3,737 and $4,453 respectively.

6.       LONG-TERM INVESTMENTS AND BONDS HELD TO MATURITY:

               (i) As at December 31, 2003, the Company holds equity instruments carried at $100 in a privately held unaffiliated electronic commerce company for business and strategic purposes. The investment is accounted for under the cost method since the ownership is less than 20% and the Company does not have the ability to exercise significant influence over the investee. The investment is shown under long term investments in the consolidated balance sheets.

         The Company's policy is to regularly review the carrying values of the non-quoted investments and to identify and provide for impairment when circumstances indicate impairment other than a temporary decline in the carrying values of such assets.

         During the year 2001, the Company recorded a $1,150 impairment loss for other than a temporary decline in the carrying value of the investment based on economic events and other factors. The net carrying value of the long term investment as at December 31, 2002 and 2003 was $100. The Company will continue to evaluate this investment for impairment.

               (ii) U.S. Treasury strips zero % coupon

                                                               AT DECEMBER 31,
                                                        ------------------------
                                                           2002          2003
                                                        -----------  -----------
         The amortized cost classified by date of
         contractual maturity is as follows:
         Due within one year........................... $     426     $     364
         Due after one year through five years.........       854           628
         Due after five years through ten years........        78             -
                                                        -----------  -----------
                                                        $   1,358     $     992
                                                        -----------  -----------

                      GLOBAL SOURCES LTD. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     (IN U.S. DOLLARS THOUSANDS, EXCEPT NUMBER OF SHARES AND PER SHARE DATA)


                                                               AT DECEMBER 31,
                                                        ------------------------
                                                           2002          2003
                                                        -----------  -----------
         The fair value based on the market price,
           classified by date of contractual maturity
           is as follows:
         Due within one year............................$     437    $       380
         Due after one year through five years..........      964            691
         Due after five years through ten years.........       86              -
                                                        -----------  -----------
                                                        $   1,487    $     1,071
                                                        -----------  -----------


                                                               AT DECEMBER 31,
                                                        ------------------------
                                                           2002          2003
                                                        -----------  -----------
         Gross unrealized holding gains................ $     129    $      79
                                                        -----------  -----------

7.       OTHER ASSETS:

                                                               AT DECEMBER 31,
                                                        ------------------------
                                                           2002          2003
                                                        -----------  -----------
         Employee housing loans........................ $     270     $      231
         Club memberships..............................       514            514
         Rental, utility and other deposits............       297            491
                                                        -----------  -----------
                                                        $   1,081     $    1,236
                                                        -----------  -----------

8.       CURRENT LIABILITIES:

                                                               AT DECEMBER 31,
                                                        ------------------------
                                                           2002          2003
                                                        -----------  -----------
         DEFERRED INCOME AND CUSTOMER PREPAYMENTS:
         Advertising..................................  $  15,582    $    19,475
         Exhibitions, subscription and others.........      2,677          7,979
                                                        -----------  -----------
                                                        $  18,259    $    27,454
                                                        -----------  -----------


                                                               AT DECEMBER 31,
                                                        ------------------------
                                                           2002          2003
                                                        -----------  -----------
         ACCRUED LIABILITIES:
         Salaries, wages and commissions................ $   1,261    $   1,239
         Retirement benefit plans.......................       491          548
         Current portion of liabilities for incentive
           and bonus plans .............................     1,174        1,106
         Others.........................................     2,435        2,910
                                                        -----------  -----------
                                                         $   5,361    $   5,803
                                                        -----------  -----------

                      GLOBAL SOURCES LTD. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     (IN U.S. DOLLARS THOUSANDS, EXCEPT NUMBER OF SHARES AND PER SHARE DATA)


9.       LIABILITIES FOR INCENTIVE AND BONUS PLANS

                                                               AT DECEMBER 31,
                                                        ------------------------
                                                           2002          2003
                                                        -----------  -----------
         Liability for long term discretionary bonus
           program......................................  $   1,025   $     682
                                                        -----------  -----------


10.      RELATED PARTY TRANSACTIONS

         The Company has extended loans to some of its employees to finance their purchase or lease of residences. The loans for the purchase of a residence are secured by the subject residence, bear interest at a rate of LIBOR plus 2 to 3%, generally have a term of ten years and become due and payable immediately under certain circumstances, including their termination of employment with the Company. The loans for the lease of a residence are unsecured, interest free and are repayable in equal monthly installments over the period of the lease, typically less than or equal to twelve months. Loans due from employees for purchase of residences were $270 and $231 as of December 31, 2002 and 2003 respectively. Loans due from employees for lease of residences were $81 and $61 as of December 31, 2002 and 2003, respectively. There were no other loans due from the Company's directors and executive officers as at December 31, 2002 and 2003. Other temporary advances to staff, which are generally repayable within twelve months, were $26 and $14 as of December 31, 2002 and 2003, respectively.

         The Company leases certain office facilities from subsidiaries of the Former Parent Company under cancelable and non-cancelable operating leases that include both rental and building maintenance services. During the years ended December 31, 2001, 2002 and 2003, the Company incurred rental and building management services expenses of $1,044, $1,048 and $756 respectively, with respect to these office facilities.

         The Company also receives legal, secretarial and treasury management consultancy services from subsidiaries of the Former Parent Company. During the year ended December 31, 2001, 2002 and 2003, the Company incurred such legal, secretarial and treasury management consultancy services expenses of $464, $275 and $259, respectively.

         The Company had $11,404 and $11,404 due to the Former Parent Company as of December 31, 2002 and 2003, respectively. Due to the disposal of the shares by the Former Parent Company to the Company's chairman and chief executive officer discussed in Note 1, this liability as at December 31, 2003 was reclassified and disclosed as "Amount due to a shareholder" in the Company's consolidated balance sheet as at December 31, 2003. The amount due to the Former Parent Company is unsecured.

         Effective January 1, 2000, the Company executed an unsecured promissory note in the principal amount of $11,404 to establish the repayment terms of amounts owed to the Former Parent Company. On January 1, 2005, the Company will begin repayment of this promissory note. The Company will make quarterly payments of principal and interest over the following ten years. Interest will accrue beginning January 1, 2005 at the applicable U.S. Federal Funds rate.

                      GLOBAL SOURCES LTD. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     (IN U.S. DOLLARS THOUSANDS, EXCEPT NUMBER OF SHARES AND PER SHARE DATA)


         In addition to the transactions with related party sales representatives discussed in Note 2(K), the Company provided technical services to these sales representatives for a fee. During the year ended December 31, 2001, 2002 and 2003, the Company derived such service fees of $259, $156 and $NIL respectively. During the years ended December 31, 2001, 2002 and 2003, the Company has incurred costs of $76, $47 and $NIL respectively with respect to the incentive awards discussed in Note 11, relating to the related party sales representatives.

11.      LIABILITIES FOR INCENTIVE AND BONUS PLANS

         Before the commencement of the Equity Compensation Plans the Company rewarded its senior management staff based on their current performance through long term discretionary bonus awards. These awards are payable approximately at the end of five or ten years from the date of the award, even in the event of termination of employment unless certain non-compete provisions have been violated. The Company did not incur any expenses related to these awards during the years ended December 31, 2001, 2002 and 2003. The required funds were set aside for payment of the discretionary bonuses by purchasing U.S. Treasury strips zero % coupons maturing in either five or ten years. These investments are held until maturity and the proceeds are used for payment of the discretionary bonuses.

         Certain sales representatives of the Company are eligible for incentive awards under plans administered by the Company. Costs incurred related to incentive awards under plans administered by the Company for the years ended December 31, 2001, 2002 and 2003 were $78, $128 and $116 respectively. Amounts under liabilities for incentive plans include amounts owed under plans previously administered by the Company.

12.      RETIREMENT BENEFIT PLANS

         The Company operates a number of defined contribution retirement benefit plans. Employees working in a jurisdiction where there is no statutory provision for retirement benefits are covered by the Company's plans.

         The two principal defined contribution plans are plans where employees are not required to make contributions. One of these two plans is separately administered by an independent trustee and the plan assets are held independent of the Company. The other one is not independently administered and is currently unfunded. The Company's liabilities under this unfunded plan as of December 31, 2002 and 2003 were $447 and $520, respectively.

         The Company incurred costs of $1,085, $1,101 and $1,102 with respect to the retirement plans in the years ended December 31, 2001, 2002 and 2003, respectively.

13.      INCOME TAXES

         The Company and certain of its subsidiaries operate in the Cayman Islands and other jurisdictions where there are no taxes imposed on companies. Certain of the Company's subsidiaries operate in Hong Kong SAR and Singapore and are subject to income taxes in their respective jurisdictions. Also, the Company is subject to withholding taxes for revenues earned in certain other countries.

                      GLOBAL SOURCES LTD. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     (IN U.S. DOLLARS THOUSANDS, EXCEPT NUMBER OF SHARES AND PER SHARE DATA)


         Income before income taxes consists of:

                                                                         YEAR ENDED DECEMBER 31,
                                                        -------------------------------------------------------
                                                              2001                 2002                2003
                                                        -----------------    ---------------     --------------
         Cayman Islands............................     $           401      $      3,587        $     5,420
         Foreign...................................               1,549             1,748              3,443
                                                        -----------------    ---------------     --------------
                                                        $         1,950      $      5,335        $     8,863
                                                        -----------------    ---------------     --------------

         The provision for income taxes consists of:

                                                                         YEAR ENDED DECEMBER 31,
                                                        -------------------------------------------------------
                                                              2001                 2002                2003
                                                        -----------------    ---------------     --------------
         Current tax expenses:
           Cayman Islands..........................     $            --      $        --         $        --
           Foreign.................................                 987              726                 974
         Deferred tax expense:
           Cayman Islands..........................                  --               --                  --
           Foreign.................................                 156               (6)               (306)
                                                        -----------------    ---------------     --------------
         Total provision...........................     $         1,143      $       720         $       668
                                                        -----------------    ---------------     --------------

         The provision for income taxes for the years ended December 31, 2001, 2002 and 2003 differed from the amount computed by applying the statutory income tax rate of 0% as follows:

                                                                         YEAR ENDED DECEMBER 31,
                                                        -------------------------------------------------------
                                                              2001                 2002                2003
                                                        -----------------    ---------------     --------------
         Income taxes at statutory rate............     $            --      $         --        $        --
         Foreign income and revenues taxed at higher
         rates.....................................               1,143               720                668
                                                        -----------------    ---------------     --------------
         Total.....................................     $         1,143      $        720        $       668
                                                        -----------------    ---------------     --------------
         Effective tax rate........................               58.62%           13.50%              7.54%
                                                        -----------------    ---------------     --------------

         Deferred tax assets consist of the following:


                                                                                       AT DECEMBER 31,
                                                                             -----------------------------------
                                                                                   2002                2003
                                                                             --------------     ----------------
         Net operating loss carry forwards............................       $      7,460        $     7,462
         Less:  valuation allowance...................................             (7,460)            (7,462)
                                                                             --------------     ----------------
         Deferred tax assets..........................................       $         --        $        --
                                                                             --------------     ----------------


         The Company recorded a full valuation allowance for the deferred tax assets due to the uncertainty as to their ultimate realization. The net change in valuation allowance for the years ended December 31,

                      GLOBAL SOURCES LTD. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     (IN U.S. DOLLARS THOUSANDS, EXCEPT NUMBER OF SHARES AND PER SHARE DATA)


          2001, 2002 and 2003 was a (decrease)/increase of approximately ($91), $26 and $2, respectively, resulting primarily from net operating losses incurred by some of the subsidiaries during the respective years.

         As of December 31, 2003 and 2002, a United States subsidiary has net operating loss carry forwards of approximately $17.3 million. These losses which expire in year 2020 can be utilized to reduce future taxable income of the subsidiary subject to compliance with the taxation legislation and regulations in the relevant jurisdiction.

         The Company recognized a deferred tax liability of $604 and $298 as at December 31, 2002 and 2003, respectively, which primarily arose from the temporary differences between the financial reporting and the tax bases of property and equipment in one of the subsidiaries of the Company.

14.      SHARE CAPITAL

         On April 14, 2000, in conjunction with the Share Exchange Agreement dated December 6, 1999, Fairchild (Bermuda), Ltd. issued 27,556,518 common shares to the shareholders of Trade Media Holdings Ltd., predecessor to Global Sources Ltd., in exchange for all of its 10,000 ordinary shares outstanding at that date. All share and per share amounts in these consolidated financial statements have been restated for the year ended December 31, 1999 in a manner similar to a 2,756 to 1 stock split. In addition, Fairchild (Bermuda), Ltd. issued 68,891 common shares and 1,308,935 common shares to The Fairchild Corporation and the shareholders of The Fairchild Corporation, respectively. After the share exchange Fairchild (Bermuda), Ltd was renamed Global Sources Ltd. On February 28, 2002 and 2003, the Company issued 5,500 and 5,500 common shares, respectively, under the Directors Purchase Plan. The authorized share capital of the Company as at December 31, 2002 and 2003 is 50,000,000 common shares of $0.01 par value. As at December 31, 2002 and at December 31, 2003, the Company has 28,939,844 and 28,945,344 common shares issued and outstanding, respectively.

15.      FAIR VALUE OF FINANCIAL INSTRUMENTS

         The carrying amounts of the Company's cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate fair value due to their short maturities. The fair value of available-for-sale securities is disclosed in Note 3. The fair value of related party payables cannot be determined due to the related party nature. The information with respect to long term payables to the Former Parent Company is disclosed in Note 10. The carrying amount and market value of long term investments are discussed in Note 6.

16.      CONCENTRATION OF CREDIT RISK AND OTHER RISKS

         Financial instruments, which potentially subject the Company to concentration of credit risk, consist primarily of investment in checking and money market accounts, available-for-sale securities, investment in U.S. Treasury strips zero % coupon, accounts receivable and receivables from sales representatives. The Company maintains checking, money market accounts and available-for-sale securities with high quality institutions. The Company has a large number of customers, operates in different geographic areas and generally does not require collateral on accounts receivable or receivables from sales representatives. In addition, the Company is continuously monitoring the credit transactions and

                      GLOBAL SOURCES LTD. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     (IN U.S. DOLLARS THOUSANDS, EXCEPT NUMBER OF SHARES AND PER SHARE DATA)

         maintains reserves for credit losses where necessary. No customer accounted for more than 10% of the Company's revenues for each of the years ended December 31, 2001, 2002 and 2003. No customer accounted for more than 10% of the accounts receivable as of December 31, 2002 and 2003.

         In 2003, the Company derived approximately 93% of its revenue from customers in Asia. The Company expects that a majority of its future revenue will continue to be generated from customers in this region. Future political or economic instability in Asia could negatively impact the business.

17.      OPERATING LEASES

         The Company leases office facilities under cancelable and non-cancelable operating leases that expire in two to five years. During the years ended December 31, 2001, 2002 and 2003, the Company's operating lease rental and building management services expenses were $1,897, $1,872 and $1,484, respectively. The estimated future minimum lease rental payments under non-cancelable operating leases as of December 31, 2003 are as follows:

                  YEAR ENDING DECEMBER 31,                 OPERATING LEASES
                  ------------------------                 ----------------
         2004...................................                    468
         2005 ..................................                     31
         2006 onwards...........................                     --
                                                           ----------------
                                                             $      499
                                                           ----------------

18.      SEGMENT AND GEOGRAPHIC INFORMATION

         With the launch of China Sourcing Fairs in the fourth quarter of 2003, the Company realigned its products and services into three groups. Thus the Company has three reportable segments: online services, other media services and exhibitions. Certain prior year items have been reclassified to conform to the 2003 presentation. Revenues by geographic location are based on the location of the customer.

(A)      SEGMENT INFORMATION

                                                                         YEAR ENDED DECEMBER 31,
                                                          ------------------------------------------------------
                                                               2001               2002                2003
                                                          ---------------    ---------------    ----------------
         Revenues:
         Online services.............................     $       55,468     $       51,268     $       51,367
         Other media services........................             36,391             33,132             36,318
         Exhibitions.................................              2,619              2,455              3,327
         Miscellaneous...............................                807                631                657
                                                          ---------------    ---------------    ----------------
         Consolidated................................     $       95,285     $       87,486     $       91,669
                                                          ---------------    ---------------    ----------------





                      GLOBAL SOURCES LTD. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     (IN U.S. DOLLARS THOUSANDS, EXCEPT NUMBER OF SHARES AND PER SHARE DATA)

                                                                         YEAR ENDED DECEMBER 31,
                                                          ------------------------------------------------------
                                                               2001               2002                2003
                                                          ---------------    ---------------    ----------------
         Income/(Loss) from Operations:
         Online services.............................     $        5,958     $        6,311     $        6,018
         Other media services........................               (850)            (1,452)             3,372
         Exhibitions.................................               (220)              (315)            (1,215)
         Miscellaneous...............................             (1,503)               302                606
                                                          ---------------    ---------------    ----------------
         Consolidated................................     $        3,385     $        4,846     $        8,781
                                                          ---------------    ---------------    ----------------


                                                                                      AT DECEMBER 31,
                                                                            ------------------------------------
                                                                                 2002                2003
                                                                            ----------------   -----------------
         Identifiable Assets:
         Online services...................                                 $       39,497     $       47,907
         Other media services..............                                         20,876             31,215
         Exhibitions.......................                                          1,545              2,855
         Miscellaneous.....................                                            732                564
                                                                            -----------------  -----------------
         Consolidated......................                                 $       62,650     $       82,541
                                                                            -----------------  -----------------

(B)      FOREIGN OPERATIONS

                                                                         YEAR ENDED DECEMBER 31,
                                                          ------------------------------------------------------
                                                               2001               2002                2003
                                                          ---------------   ---------------     ----------------
         Revenues:
         Asia.......................................      $      88,427      $     81,456       $      84,856
         United States..............................              5,255             4,986               5,970
         Europe.....................................                908               525                 437
         Others.....................................                695               519                 406
                                                          ---------------   ---------------     ----------------
         Consolidated...............................      $      95,285      $     87,486       $      91,669
                                                          ---------------   ---------------     ----------------


                                                       AT DECEMBER 31,
                                              ----------------------------------
                                                  2002                2003
                                              --------------    ----------------
         Long-Lived Assets:
         Asia................................$     15,285       $       9,206
         United States.......................           6                   -
                                             ---------------    ----------------
         Consolidated........................$     15,291       $       9,206
                                             ---------------    ----------------

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

                      GLOBAL SOURCES LTD. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     (IN U.S. DOLLARS THOUSANDS, EXCEPT NUMBER OF SHARES AND PER SHARE DATA)


20.      CAPITAL COMMITMENTS

         The commitments as at December 31, 2003 for the purchase and commissioning of software amounted to $160. There were no material capital commitments as at December 31, 2002.

21.      RESTRICTED SHARE AWARD PLAN

         On February 4, 2000, the Company established a restricted share award plan for the benefit of its chairman and chief executive officer in recognition of services to the Company. In conjunction with the restricted share award plan, the Former Parent Company assigned 4,409,044 common shares of the Company, representing a 16% equity interest in the Company to the Company. The Company then awarded these shares to its chairman and chief executive officer. The chairman and chief executive officer's entitlement to 551,131 of these shares is subject to an employment agreement with one of the Company's United States subsidiaries and entitlement to such shares vested immediately. The chairman and chief executive officer's entitlement to the remaining 3,857,913 shares is subject to employment, non-compete and vesting terms under an employment agreement with one of the Company's United States subsidiaries. The 3,857,913 shares were to vest ratably over 10 years, 10% each year on each anniversary date from the grant date. However, effective August 30, 2000, the Company's Board of Directors approved the accelerated vesting of all the restricted shares granted to the chairman and chief executive officer resulting in immediate vesting of all the shares. The Company recorded total $64,000 non-cash compensation expense associated with these awards in the year ended December 31, 2000. At the modification date and subsequently the Company, based on historical evidence and the Company's forecast of future employee separations, estimated that the chairman and chief executive officer will not terminate employment and appointment as director prior to the date that vesting in the shares would have occurred absent the modification. Therefore, the Company has estimated that additional compensation expense to be recognized as a result of the modification is nil. Should actual results differ from this estimate, adjustment in future reporting periods will be required.

22.      EQUITY COMPENSATION PLANS

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

         On February 4, 2000, in conjunction with the establishment of the Trust and the Share Exchange, the Former Parent Company assigned 2,755,652 common shares of the Company, representing a 10% equity interest in the Company, for the establishment of share option plans and/or share award plans, known as ECP I, ECP II and ECP III. Subsequently, share option plans and/or share award plans, known as ECP IV, ECP V, ECP VI and ECP VII were established.

         Eligible employees, directors and consultants under ECP I are entitled to purchase common shares of Global Sources Ltd. at a price determined by the plan committee at the time of the grant. The exercise

                      GLOBAL SOURCES LTD. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     (IN U.S. DOLLARS THOUSANDS, EXCEPT NUMBER OF SHARES AND PER SHARE DATA)


         price of these options may be below the fair market value of the Company's common shares. The plan committee determines who will receive, and the terms of, the options.

         Optionees may pay for common shares purchased upon exercise of options in the manner determined by the plan committee at the time of grant.

         Eligible employees, directors and consultants under ECP II were entitled to purchase common shares of Global Sources Ltd. at an exercise price determined by the plan committee at the time of the grant. There are two types of options under this plan. The exercise price of both of these options were below the fair market value of the Company's common shares at that time. The plan committee determines who will receive, and the terms of, the options. Employees could decide whether to take up the options for a period of 95 days ending June 29, 2000. All the options granted were exercised. Optionees were able to pay for common shares purchased upon exercise of options by check to the Trust. Payment has been made to the Trust. Entitlement of the employees, directors and consultants to these common shares is subject to employment and vesting terms.

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

         The non-cash compensation expense associated with awards in accordance with APB No. 25 and SFAS No. 123, under ECP II and ECP III of approximately $2,904 and $2,357, respectively, were recognized ratably over the three year vesting term from the respective award dates.

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

         The non-cash compensation expenses associated with the above awards in accordance with APB No. 25 and SFAS No. 123, under ECP IV and ECP V of approximately $3,095 and $1,823, respectively, are recognized over the five year vesting term from the respective award dates.

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

         The non-cash compensation expenses associated with the awards in accordance with APB No. 25 and SFAS No. 123, under ECP VI totaling to approximately $589, are recognized over the five year vesting term from the respective award dates.

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

         The Equity Compensation Plan committee approved the awards of common shares under ECP VII on January 1, 2002 and made further awards on March 31, 2003 and on June 19, 2003. The non-cash compensation expenses associated with the above awards in accordance with APB No. 25 and SFAS No. 123, under ECP VII of approximately $1,967 are recognized over the six years vesting term from the respective award dates.

         Entitlement of the employees, directors and consultants to these common shares is subject to employment and vesting terms.

         The Company expensed $2,501, $2,564 and $1,419 in non-cash compensation costs associated with the awards under the above ECP plans in the years ended December 31, 2001, 2002 and 2003, respectively.

                      GLOBAL SOURCES LTD. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     (IN U.S. DOLLARS THOUSANDS, EXCEPT NUMBER OF SHARES AND PER SHARE DATA)




                                      ECP II             ECP III       ECP IV       ECPV      ECP VI     ECP VII
                               PURCHASE      GIFT         GRANT        GRANT        GRANT     GRANT      GRANT
                                 PLAN        PLAN         PLAN         PLAN         PLAN      PLAN       PLAN
                              ----------   ----------   ----------   ----------  ----------  --------  ----------
Plan Inception                  MARCH,       MARCH,       MARCH,      JANUARY,    JANUARY,    MARCH,    JANUARY,
                                 2000         2000         2000         2001        2001       2001       2002
                              -----------------------------------------------------------------------------------
Number of Shares:
At December 31, 2000...         88,976      221,193     113,135            --          --         --         --
Original restricted
  shares granted in                 --           --          --       574,590     333,300     86,130         --
  year 2001............
Shares forfeited to
  beneficial trustee...             --      (26,915)    (21,823)      (96,621)   (100,650)        --         --
                              ----------   ----------   ----------   ----------  ---------   ---------  ---------
Balance at December 31, 2001    88,976      194,278      91,312       477,969     232,650     86,130         --
Original restricted
  shares granted in
  year 2002............             --           --          --            --      33,000     11,000    147,892
Shares forfeited to
  beneficial trustee...             --      (10,873)     (2,507)      (42,591)    (31,240)        --    (10,112)
                              ----------   ----------   ----------   ----------  ---------   ---------  ---------
Balance at December 31, 2002    88,976      183,405      88,805       435,378     234,410     97,130    137,780
Original restricted
  shares granted in
  year 2003............             --           --          --            --          --         --    316,059
Shares forfeited to
  beneficial trustee...             --       (1,439)         --       (13,526)     (3,960)        --    (12,432)
                              ----------   ----------   ----------   ----------  ---------   ---------  ---------

Balance at December
  31, 2003.............           88,976    181,966      88,805       421,852     230,450     97,130    441,407
                              ----------   ----------   ----------   ----------  ---------   ---------  ---------
Grant Price Per Share..          $ 21.82      $ NIL       $ NIL         $ NIL       $ NIL      $ NIL      $ NIL
                              ----------   ----------   ----------   ----------  ---------   ---------  ---------
Weighted average fair
  value of the shares
  granted..............          $  2.27      $ 24.09     $ 24.09       $  7.88     $ 7.95     $ 5.00     $ 3.90
                              ----------   ----------   ----------   ----------  ---------   ---------  ---------


Weighted average fair value of the shares granted is estimated to be the average market value of the shares at the time of the grant.

23.      DIRECTORS PURCHASE PLAN

         A 2000 Non-Employee Directors Share Option Plan was approved on October 26, 2000 by the shareholders of the Company. Each eligible Director on the date of the first board meeting of each calendar year, commencing in 2001, would receive the grant of an option to purchase 22,000 common shares on that date. The Options granted are subject to such terms and conditions as determined by the Board of Directors at the grant.

         The option price, per share, payable before the end of each February, is determined by the Board of Directors for each such grant of options. The non-employee Directors may decline all or part of the award, which is non-transferable.

                      GLOBAL SOURCES LTD. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     (IN U.S. DOLLARS THOUSANDS, EXCEPT NUMBER OF SHARES AND PER SHARE DATA)


         The Board granted the first awards under the above plan in 2001. The option price was fifteen percent less than the average closing price of the shares for the last five trading days of the previous calendar year. The award vests over four years with one quarter of the shares vesting each year. Full payment must be made upon exercising the option. Upon resignation of an eligible Director, all unvested shares are forfeited and the option price received for the forfeited unvested shares is refunded. Only one Director accepted the offer on February 10, 2001 for the 22,000 shares granted under option. The $164 received as proceeds of this plan was included in additional paid-in capital. On February 28, 2002 and 2003, the Company issued to the Director the 5,500 and 5,500 common shares, respectively, that vested on those dates, adjusted to reflect the shares split discussed in Note 26.

         As per the terms of the plan, the Board granted options to all eligible Directors again in February 2002. These awards will vest after four years. Optionees must pay 15% of the option price, which is the average closing price of the shares for the last five trading days of year 2001, at the time of exercising the option. The balance of 85% must be paid on or before the vesting date. The resignation of a Director following his or her exercise of the Grant of Options and payment of the Option Price shall not cause a forfeiture of the unvested shares. All the eligible non-employee Directors accepted the offer before February 28, 2002. The $50 received towards the 15% of the option price was included in additional paid in capital.

         The Board granted options to all eligible directors again in February 2003. These awards will vest after four years. Optionees must pay 10% of the option price, which is the average closing price of the shares for the last five trading days of year 2002, at the time of exercising the option. The balance of 90% must be paid on or before the vesting date. The resignation of a Director following his or her exercise of the grant of options and payment of the option price shall not cause a forfeiture of the unvested shares. Three eligible directors accepted the offer before February 28, 2003. The $30 received towards the 10% of the option price was included in the additional paid in capital.

         On May 8, 2003, shareholders approved the amendments to the 2000 Non-Employee Directors Share Option Plan to allow both employee and non-employee Directors to participate in the plan. The plan was renamed as Directors Purchase Plan by the Board of Directors on August 14, 2003.

         Directors purchasing the shares under the plan pay 10% of the purchase price which is the average closing price of the shares for the last five trading days of year 2003, on or before February 28, 2004. The balance of 90% is paid by February 28, 2008 and the shares will be issued thereafter. The resignation of a Director following his or her purchase of the shares and payment of the 10% initial installment shall not cause a forfeiture of the purchased shares. Six directors opted to purchase 22,000 shares each and one director opted to purchase part of the 22,000 shares. The amount of $92 received towards the 10% of the purchase price will be included in the additional paid in capital.

24.      CREDIT FACILITIES

         On March 17, 2000, the Company entered into a credit facility with the Bank of Bermuda (Isle of Man) Limited. The credit facility has a term of one year and provides for borrowings of up to $25,000, with minimum borrowings of $1,000. The lender may request security from time to time to secure borrowings under the credit facility. The credit facility bears interest, payable quarterly in arrears, at the Lon-

                      GLOBAL SOURCES LTD. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     (IN U.S. DOLLARS THOUSANDS, EXCEPT NUMBER OF SHARES AND PER SHARE DATA)

         don Inter-Bank Market Rate plus 0.5%. The former parent company has guaranteed all of the Company's obligations under the credit facility.

         On March 20, 2002, the credit facility was renewed for $10,000 for one more year subject to the same terms and conditions as applicable to the original facility.

         This credit facility was renewed for $10,000 for a further one year period on March 7, 2003, subject to the same terms and conditions as applicable to the original facility.

         As of December 31, 2002 and 2003, the outstanding principal amount under this credit facility was $NIL.

         The Company also holds a Documentary Credit facility with the Hongkong and Shanghai Banking Corporation Limited, for providing documentary credits to the Company's suppliers. This facility has a maximum limit of $577. As at December 31, 2003, the unutilized amount under this facility was approximately $265. Hongkong and Shanghai Banking Corporation Limited has also provided guarantees on behalf of the Company to the Company's suppliers. As at December 31, 2003, such guarantees amounted to $9.

25.      RECLASSIFICATION

         Certain prior-year amounts have been reclassified to conform to the current-year presentation.

26.      POST BALANCE SHEET EVENTS

         Subsequent to the balance sheet date, the Company has entered into a number of licence agreements for its exhibition events amounting to $29,868 in payments over five (5) years. The agreements are cancelable under Force Majeure conditions, and with the consent of the other party but may be subject to a payment penalty.

         On February 16, 2004, the Company announced a one for ten bonus share issue on the Company's outstanding common shares. Shareholders of record on March 1, 2004 will receive one additional common share for every ten common shares held, of face value of $0.01 each. The bonus share issue will be distributed on or about April 1, 2004. All common shares and per-share amounts in the consolidated financial statements and related notes have been retroactively adjusted to reflect the eleven for ten share split for all periods presented. In addition, the Company has reclassified $26 and $26 from additional paid in capital to common share capital as of December 31, 2003 and 2002, respectively.

     ITEM 9. THE OFFER AND LISTING

PRICE HISTORY OF STOCK

The following table sets forth the high and low per share closing prices for our common shares for the periods indicated, as adjusted for the eleven for ten share split resulting from the bonus share issue.

             PERIOD                       HIGH                LOW
             ------                       ----                ---

Year 2000                                $90.80             $7.95
Year 2001                                 10.23              2.73
Year 2002                                  5.06              2.59
Year 2003                                 10.09              3.69

First Quarter 2002                         5.06              3.32
Second Quarter 2002                        4.64              3.68
Third Quarter 2002                         3.82              2.59
Fourth Quarter 2002                        4.72              3.05

First Quarter 2003                         4.82              3.77
Second Quarter 2003                        5.50              3.69
Third Quarter 2003                        10.09              4.37
Fourth Quarter 2003                        9.09              6.36

October 2003                               9.09              6.82
November 2003                              8.77              6.82
December 2003                              7.72              6.36

January 2004                              16.82              6.74
February 2004                             16.36             11.82
March 2004                                16.04             10.88

MARKETS

Our shares are listed and traded under the symbol "GSOL" on the Nasdaq National Market.

     ITEM 10. ADDITIONAL INFORMATION

MEMORANDUM AND ARTICLES OF ASSOCIATION

DESCRIPTION OF SHAREHOLDER RIGHTS ATTACHING TO OUR COMMON SHARES

The following discussion of our common shares, and the laws governing the rights of our shareholders, is based upon the advice of Appleby Spurling Hunter, our Bermuda counsel.

Our authorized share capital consists of 50,000,000 common shares, par value $0.01 per share. Effective April 1, 2004, we issued to all of our shareholders a bonus share distribution of one share for every ten shares held as of March 1, 2004. As of April 1, 2004, we had 28,952,194 common shares issued and outstanding.

     o Holders of common shares have no preemptive, redemption, conversion or sinking fund rights.

     o Holders of common shares are entitled to one vote per share on all matters submitted to a vote of holders of common shares and do not have any cumulative voting rights.

     o In the event of our liquidation, dissolution or winding-up, the holders of common shares are entitled to share ratably in our assets, if any, remaining after the payment of all our debts and liabilities.

     o Our outstanding common shares are fully paid and non-assessable. Non-assessable as that term is understood under Bermuda Law means in relation to fully-paid shares of a company and subject to any contrary provision in any agreement in writing between such company and the holder of shares, that no shareholder shall be obliged to contribute further amounts to the capital of the company, either in order to complete payment for their shares, to satisfy claims of creditors of the company, or otherwise; and no shareholder shall be bound by an alteration of the memorandum of association or bye-laws of the company after the date on which he became a shareholder, if and so far as the alteration requires him to take, or subscribe for additional shares, or in any way increases his liability to contribute to the share capital of, or otherwise to pay money to, the company.

     o Additional authorized but unissued common shares may be issued by the board of directors without the approval of the shareholders.

The holders of common shares will receive dividends, if any, as may be declared by the board of directors out of funds legally available for purposes. We may not declare or pay a dividend, or make a distribution out of contributed surplus, if there are reasonable grounds for believing that:

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

VOTING RIGHTS

Generally, under Bermuda law and our bye-laws, questions brought before a general meeting are decided by a simple majority vote of shareholders present or represented by proxy. Each shareholder is entitled to one vote for each share held. Matters will be decided by way of votes cast on a show of hands, unless a poll is demanded.

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

Under our bye-laws, each share is entitled to a dividend if, as and when dividends are declared by the board of directors. The board of directors may determine that any dividend may be paid in cash or will be satisfied in paying up in full in our common shares to be issued to the shareholders credited as fully paid or partly paid. The board of directors may also pay any fixed cash dividend which is payable on any of our common shares half-yearly or on other dates, whenever our position, in the opinion of the board of directors, justifies such payment.

Dividends, if any, on our common shares will be paid at the discretion of our board of directors and will depend on our future operations and earnings, capital requirements, surplus and general financial conditions, as our board of directors may deem relevant.

We have not paid any cash dividends on our common shares since October 1999. Previously, we paid dividends as a private company as a means to distribute earnings to shareholders. Beginning in October 1999, we have focused on the implementation of our growth plans, and we have retained earnings in furtherance of such plans. Currently, we do not intend to pay dividends for the foreseeable future in order to focus on our growth plans. We are not permitted to pay a dividend under Bermuda law until such time as we have positive retained earnings. In any event, we do not intend to pay dividends for the foreseeable future in order to focus on our growth plans.

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

However, to the extent that any premium is payable on the purchase, the premium must be provided out of the funds of the company that would otherwise be available for dividend or distribution or out of a company's share premium account. Any common share purchased by a company are treated as cancelled and the amount of the company's issued capital is diminished by the nominal value of the shares accordingly but shall not be taken as reducing the amount of the company's authorized share capital.

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

     o has obtained, where applicable, permission of the Bermuda Monetary Authority; and

     o    is in respect of one class of shares.

A "blanket" authorization has been obtained from the Bermuda Monetary Authority for all transfers of our common shares between persons who are not resident in Bermuda for exchange control purposes, provided our common shares remain listed on an "appointed stock exchange" (which includes listing on the Nasdaq National Market).

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

Under our bye-laws, notice to any shareholders may be delivered either personally, by electronic means or by sending it through the post, by airmail where applicable, in a pre-paid letter addressed to the shareholder at his address as appearing in the share register or by delivering it to, or leaving it at such registered address or, in the case of delivery by electronic means, by delivering it to the shareholder at such address as may be provided to the company by the shareholder for such purpose. A notice of a general meeting is deemed to be duly given to the shareholder if it is sent to him by cable, telex, telecopier or electronic means.

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

Our bye-laws provide that our register of shareholders is required to be open for inspection during normal business hours by shareholders without charge and to members of the general public on the payment of a fee. A company is required to maintain its share register in Bermuda but may, subject to the provisions of the Companies Act, establish a branch register outside of Bermuda. We have established a branch register with our transfer agent, Mellon Investor Services, LLC, at 85 Challenger Road, Ridgefield Park, NJ 07660, USA.

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

AMENDMENT OF MEMORANDUM OF ASSOCIATION AND BYE-LAWS

Bermuda law provides that the memorandum of association of a company may be amended by resolution of the board subject to approval by a resolution passed at a general meeting of which due notice has been given. An amendment to a memorandum of association does not require the consent of the Minister of Finance save for specific circumstances, for example, the adopting of any objects which constitute restricted business activities under the Companies Act.

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

Our bye-laws provide that they may be amended in the manner provided for in the Companies Act. The Companies Act provides that the directors may amend the bye-laws, provided that any such amendment shall be operative only to the extent approved by the shareholders.

TRANSACTIONS WITH INTERESTED SHAREHOLDERS

Our bye-laws prohibit us from engaging in a business combination with any interested shareholder unless the business combination is approved by two-thirds of the holders of our voting shares (other than shares held by that interested shareholder), or by a simple majority if the business combination is approved by a majority of continuing directors or if certain prescribed conditions are met assuring that we will receive fair market value in exchange for such business combination. In this context, a "business combination" includes mergers, asset sales and other material transactions resulting in a benefit to the interested shareholder or the adoption of a plan for our liquidation or dissolution; a "continuing director" is a member of our board of directors that is not an affiliate or associate of an interested shareholder and was a member of our board prior to such person becoming an interested shareholder; and an "interested shareholder" is any person (other than us or any of our subsidiaries, any employee benefit or other similar plan or any of our shareholders that received our shares in connection with our share exchange in 2000 prior to the listing of our shares on the Nasdaq National Market) that owns or has announced its intention to own, or with respect to any of our affiliates or associates, within the prior two years did own, at least 15% of our voting shares.

APPRAISAL RIGHTS AND SHAREHOLDER SUITS

Amalgamation

The Companies Act provides that, subject to the terms of a company's bye-laws, the amalgamation of a Bermuda company with another company requires the amalgamation agreement to be approved by the board of directors and at a meeting of the shareholders by seventy-five percent of the members present and entitled to vote at that meeting in respect of which the quorum shall be two persons holding or representing at least one-third of the issued shares of the company or class, as the case may be.

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

CAPITALIZATION OF PROFITS AND RESERVES

Under our bye-laws, the board of directors may resolve to capitalize all or any part of any amount for the time being standing to the credit of any reserve or fund which is available for distribution or to the credit of our share premium account; and accordingly make that amount available for distribution among the shareholders who would be entitled to it if distributed by way of a dividend in the same proportions and on the footing that the same may be paid not in cash but be applied either in or towards:

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

REGISTRAR OR TRANSFER AGENT

Our transfer agent and registrar is Mellon Investor Services, LLC. In addition to a register held by Mellon Investor Services, a register of holders of the shares is maintained by Appleby Spurling Hunter in Bermuda located at Canon's Court, 22 Victoria Street, Hamilton HM 12 Bermuda.

UNTRACED SHAREHOLDERS

We are entitled to sell the common shares of a person entitled to such common shares provided such person goes untraced for a period of 12 years. We shall be held to account to the rightful holder of such common shares for an amount equal to the proceeds of sale. Any dividend or distribution out of contributed surplus unclaimed for a period of six years from the date of declaration of that dividend or distribution shall be forfeited and shall revert to us and the payment by the board of directors of any unclaimed dividend, distribution, interest or other sum payable on or in respect of the common share into a separate account shall not constitute us a trustee in respect thereof.

PERSONAL LIABILITY OF DIRECTORS AND INDEMNITY

The Companies Act requires every officer, including directors, of a company in exercising powers and discharging duties, to act honestly in good faith with a view to the best interests of the company, and to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. The Companies Act further provides that any provision whether in the bye-laws of a company or in any contract between the company and any officer or any person employed by the company as auditor exempting such officer or person from, or indemnifying him against, any liability which by virtue of any rule of law would otherwise attach to him, in respect of any fraud or dishonesty of which he may be guilty in relation to the company, shall be void.

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

As an "exempted company," we are exempt from Bermuda laws which restrict the percentage of share capital that may be held by non-Bermudians. However, as an exempted company we may not participate in designated business transactions, including:

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

As of December 31, 2003, we have not engaged in foreign currency hedging activities.

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

     ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our audit committee financial expert is Roderick Chalmers, an independent director.

     ITEM 16B. CODE OF ETHICS

We have adopted a Code of Ethics that applies to our chief executive officer, chief financial officer, chief accounting officer or controller and other persons performing similar functions. We have filed this Code of Ethics as an exhibit to this annual report.

During 2003, the Company did not grant any waiver, including any implicit waiver, from any provision of the Code of Ethics to the chief executive officer, chief financial officer, chief accounting officer or controller or other person performing similar functions.

         ITEM 16C.       PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate audit fees, audit-related fees, tax fees of our principal accountants and all other fees billed for products and services provided by our principal accountants for each of the fiscal years 2002 and 2003:

                                                       YEAR ENDED
                                                      DECEMBER 31,
                                               -------------------------------
                                                 2003              2002
                                               -----------      --------------
Audit fees..................................   $  203,790       $  141,309
Audit-related fees..........................           --               --
                                               -----------      --------------
     Total..................................   $  203,790       $  141,309
Tax fees....................................        3,000               --
All other fees..............................       94,036           27,917
                                               -----------      --------------
     Total fees.............................   $  300,826       $  169,226
                                               ===========      ==============

Audit fees include fees associated with the review of the Company's annual financial statements, review of the Company's quarterly financial statements filed with the SEC and services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years.

Tax fees included tax compliance, tax advice and tax planning.

All other fees consisted mainly of cyber process certification for the Company's management's assertions on the computation of the number of Community membership, security consultancy services for the review of network infrastructure, mail server review and security advisory services.

AUDIT COMMITTEE'S PRE-APPROVAL POLICIES AND PROCEDURES

Our Audit Committee nominates and engages our independent auditors to audit our financial statements. Our Audit Committee also requires management to obtain the Audit Committee's approval on a case-by-case basis before engaging our independent auditors to provide any audit or permitted non-audit services to us or our subsidiaries.

     ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES - (NOT APPLICABLE)

     ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS - (NOT APPLICABLE)

                                    PART III

All financial information contained in this document is expressed in United States dollars, unless otherwise stated.

     ITEM 17. FINANCIAL STATEMENTS - (NOT APPLICABLE)

     ITEM 18. FINANCIAL STATEMENTS

As provided in Item 8, the Company has presented financial statements in accordance with U.S. accounting standards in lieu of Item 18.

     ITEM 19. EXHIBITS

                                  EXHIBIT INDEX

EXHIBIT NO.     DESCRIPTION
-----------     -----------

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

4.23 Form of The Global Sources Employee Equity Compensation Plan No. VII. *****

4.24 Extension of the Facility terms and conditions letter dated March 7, 2003, between Bank of Bermuda (Isle of Man) Limited and Trade Media Holdings Ltd., and Acceptance of the terms and conditions relating to extension of the facility by Trade Media Holdings Ltd. #

4.25 Extension of the guarantee and indemnity, dated March 7, 2003, between Hung Lay Si Co. Ltd. and Bank of Bermuda (Isle of Man) Limited. #

4.26 Global Sources' Code of Ethics (approved and adopted by the Board of directors on March 7, 2003).

4.27 Form of The Global Sources Employee Equity Compensation Plan No. V (Amended). *****

8.1  Subsidiaries of Global Sources Ltd.

EXHIBIT NO.     DESCRIPTION
-----------     -----------

12.1 Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2 Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1 Certification by the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes - Oxley Act of 2002.

13.2 Certification by the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes - Oxley Act of 2002.

14.1 Consent of Independent Accountants for incorporation of their report filed with Form 6-K into the Company's previously filed Registration Statements File No. 333-59098 and 333-62132. ****

14.2 Changes in Registrant's Certifying Accountant. +++

14.3 Letter to the SEC from the Company pursuant to SEC Release No. 33-8070, dated April 9, 2002. ****

14.4 Consent of Independent Accountants for incorporation of their report filed under Form 20-F into the Company's previously filed Registration Statements File No. 333-104426 and 333-59098.

14.5 Press release dated February 16, 2004 to announce the bonus share issue by Global Sources Ltd. ##

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

***** Incorporated by reference to Form S-8 Registration Statement filed with the Securities and Exchange Commission on April 10, 2003.

+ Incorporated by reference to Form 20-F Annual Report of Global Sources Ltd. filed with the Securities and Exchange Commission on April 30, 2002.

++ Incorporated by reference to Form 6-K filed with the Securities and Exchange Commission on May 6, 2002.

+++ Incorporated by reference to Form 6-K filed with the Securities and Exchange Commission on August 13, 2002.

# Incorporated by reference to Form 20-F Annual Report of Global Sources Ltd. Filed with the Securities and Exchange Commission on May 05, 2003.

## Incorporated by reference to Form 6-K filed with the Securities and Exchange Commission on February 18, 2004.

                                    SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.


                                     GLOBAL SOURCES LTD.


                                     By:  /s/ EDDIE HENG
                                          ---------------------------------
                                          Eddie Heng, Director and
                                          Chief Financial Officer


Date:  May 4, 2004

                                                                    EXHIBIT 4.26


                                Table of Contents

Code of Ethics

27.      1. Personal Conduct

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

         2.2      Insider Information and Securities Trading

                 2.2.1 Employees at every level may see information that, if it became public, could affect the price of the Company's shares or the shares of another publicly listed company. Exam-ples of such information would include new products or services, facility closings, expansions, or mergers and acquisitions. Revealing this information to anyone - even family members - before it is made public could subject the Employee and the Company to substantial civil and criminal penalties.

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

                                                                     EXHIBIT 8.1


                       SUBSIDIARIES OF GLOBAL SOURCES LTD.

NAME                                                          JURISDICTION OF ORGANIZATION
----                                                          ----------------------------
Global Sources Technologies Ltd.                              Bermuda
Trade Media Holdings Limited                                  Cayman Islands
ASM Business Services Limited                                 Cayman Islands
A.S. Mediaconsult Limited                                     Republic of Cyprus
China Media Advertising, Inc.                                 Liberia
E-Commerce International Ltd.                                 Bermuda
Earldom Limited                                               British Virgin Islands
eMedia Asia Ltd.                                              Barbados
Earldom Computer Software (Shenzhen) Co., Ltd.                People's Republic of China
Equitable Accounting Services Limited                         Hong Kong SAR
Event Marketing Services Limited                              Hong Kong SAR
Export Media Ltd.                                             British Virgin Islands
Fertile Valley Pte Ltd                                        Singapore
Floro Company Limited                                         Hong Kong SAR
Fortune Valley Ltd                                            Mauritius
Global Capital Group Holdings Limited                         British Virgin Islands
Global Sources Auctions Ltd.                                  Cayman Islands
Global Sources Auctions Limited                               Hong Kong SAR
Global Sources Research Foundation Limited                    British Virgin Islands
Hillcrest Services Limited                                    British Virgin Islands
Japan Publishing Limited                                      Japan
Lazenby Services Limited                                      British Virgin Islands
Global Sources USA, Inc.                                      USA - Delaware
Media Data Systems Pte Ltd                                    Singapore


NAME                                                          JURISDICTION OF ORGANIZATION
----                                                          ----------------------------

Media Productions Ltd.                                        Cayman Islands
Pine Grove B.V.                                               Netherlands
Publishers Representatives Limited                            Hong Kong SAR
Steady Access Resources Limited                               British Virgin Islands
Steady Information Consultant (Shenzhen) Co., Ltd             People's Republic of China
Targeted Marketing Promotions Corp.                           Liberia
Trade Management Software Limited                             Cayman Islands
Trade Management Software (HK) Limited                        Hong Kong SAR
Trade Magazine Productions Limited                            Hong Kong SAR
Trade Media Limited                                           Cayman Islands
Trade Point Hong Kong Limited                                 Hong Kong SAR
World Executive's Digest Limited                              Cayman Islands


                                                                    EXHIBIT 12.1

I, Merle A. Hinrichs, certify that:

1.   I have reviewed this annual report on Form 20-F of Global Sources Ltd.

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

4. The company's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the company and have:

     (a) Designed such disclosure controls and procedures, or caused such disclosure controls or procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

     (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

     (c) Evaluated the effectiveness of the company's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the period covered by this report based on such an evaluation; and

     (d) Disclosed in this report any change in the company's internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company's internal control over financial reporting; and

5. The company's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company's auditors and the audit committee of the company's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the company's internal control over financial reporting.


Date:  May 4, 2004

                           /s/ Merle A. Hinrichs
                           -------------------------------------------
                           Merle A. Hinrichs, Director, Chairman and
                           Chief Executive Officer

                                                                    EXHIBIT 12.2


I, Eddie Heng, certify that:

1.   I have reviewed this annual report on Form 20-F of Global Sources Ltd.

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

4. The company's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the company and have:

     (a) Designed such disclosure controls and procedures, or caused such disclosure controls or procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

     (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

     (c) Evaluated the effectiveness of the company's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the period covered by this report based on such an evaluation; and

     (d) Disclosed in this report any change in the company's internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company's internal control over financial reporting; and

5. The company's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company's auditors and the audit committee of the company's board of directors (or persons performing the equivalent functions):

     (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company's ability to record, process, summarize and report financial information; and

     (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the company's internal control over financial reporting.

Date: May 4, 2004

                              /s/ Eddie Heng
                              -----------------------------
                              Eddie Heng, Director and
                              Chief Financial Officer

                                                                    EXHIBIT 13.1

                                  Certification
           Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to
                  Section 906 of the Sarbanes-Oxley Act of 2002

     Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Chapter 63, Title 18 U.S.C. ss. 1350(a) and (b)), the undersigned hereby certifies in his capacity as an officer of Global Sources Ltd. (the "Company") that the Annual Report of the Company on Form 20-F for the year ended December 31, 2003 fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, and that the information contained in such Report fairly presents, in all material respects, the financial condition and results of operations of the Company at the end of and for the periods covered by such Report.

Dated:  May 4, 2004

                              /s/ Merle A. Hinrichs
                              ----------------------------------------------
                              Merle A. Hinrichs
                              Director, Chairman and Chief Executive Officer


     The foregoing certification is being furnished solely pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Chapter 63, Title 18 U.S.C. ss. 1350(a) and (b)), is not a part of the Form 20-F to which it refers and is, to the extent permitted by law, provided by the above signatory to the extent of his knowledge.

     A SIGNED ORIGINAL OF THIS WRITTEN STATEMENT REQUIRED BY SECTION 906 HAS BEEN PROVIDED TO GLOBAL SOURCES LTD. AND WILL BE RETAINED BY GLOBAL SOURCES. AND FURNISHED TO THE SECURITIES AND EXCHANGE COMMISSION OR ITS STAFF UPON REQUEST.

                                                                    EXHIBIT 13.2


                                  Certification
           Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to
                  Section 906 of the Sarbanes-Oxley Act of 2002

     Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Chapter 63, Title 18 U.S.C. ss. 1350(a) and (b)), the undersigned hereby certifies in his capacity as an officer of Global Sources Ltd. (the "Company") that the Annual Report of the Company on Form 20-F for the year ended December 31, 2003 fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, and that the information contained in such Report fairly presents, in all material respects, the financial condition and results of operations of the Company at the end of and for the periods covered by such Report.


Dated:  May 4, 2004

                               /s/ Eddie Heng
                               ---------------------------------------------
                               Eddie Heng
                               Director and Chief Financial Officer


     The foregoing certification is being furnished solely pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Chapter 63, Title 18 U.S.C. ss. 1350(a) and (b)), is not a part of the Form 20-F to which it refers and is, to the extent permitted by law, provided by the above signatory to the extent of his knowledge.

     A SIGNED ORIGINAL OF THIS WRITTEN STATEMENT REQUIRED BY SECTION 906 HAS BEEN PROVIDED TO GLOBAL SOURCES LTD. AND WILL BE RETAINED BY GLOBAL SOURCES. AND FURNISHED TO THE SECURITIES AND EXCHANGE COMMISSION OR ITS STAFF UPON REQUEST.

                                                                    EXHIBIT 14.4


CONSENT OF INDEPENDENT AUDITORS

We consent to the incorporation by reference in the Registration Statement (Form S-8) No. 333-104426 and 333-59098) pertaining to Global Sources Equity Compensation Plans Numbers I, II, III, IV, V, VI and VII of Global Sources Ltd. of our report dated March 10, 2004, with respect to the consolidated financial statements of Global Sources Ltd. and its subsidiaries included in Annual Report (Form 20-F) for the year ended December 31, 2003.




/s/  ERNST & YOUNG
Singapore

May 4, 2004