Form 20-F
period 2004-12-31
GLOBAL SOURCES LTD /BERMUDA
filed 2005-05-13
CIK 1110650

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 20-F

(Mark One)

[  ] Registration Statement Pursuant To Section 12(b) or (g) of the Securities
     Exchange Act of 1934

                                       OR

[ X] Annual Report Pursuant To Section 13 or 15 (d) of the Securities
     Exchange Act of 1934 For the fiscal year ended December 31, 2004.

                                       OR

[  ] Transition Report Pursuant to Section 13 or 15(d) of the Securities
     Exchange Act of 1934

For the transition period from ..............to ...............................,
Commission file number 000-30678

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

34,853,435 common shares, $0.01 par value, outstanding as of May 1, 2005.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                 Yes        x               No ___

Indicate by check mark which financial statement item the registrant has elected to follow.

                 Item 17 ___                Item 18       x

                                TABLE OF CONTENTS

                               GENERAL INFORMATION

                                                                            Page


                                     PART I

ITEM 1.        IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS..........1
ITEM 2.        OFFER STATISTICS AND EXPECTED TIMETABLE........................1
ITEM 3.        KEY INFORMATION................................................1
ITEM 4.        INFORMATION ON THE COMPANY....................................12
ITEM 5.        OPERATING AND FINANCIAL REVIEW AND PROSPECTS..................25
ITEM 6.        DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES....................37
ITEM 7.        MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.............44
ITEM 8.        FINANCIAL INFORMATION.........................................47
ITEM 9.        THE OFFER AND LISTING.........................................76
ITEM 10.       ADDITIONAL INFORMATION........................................76
ITEM 11.       QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK....86
ITEM 12.       DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES........87

                                     PART II

ITEM 13.       DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES...............87
ITEM 14.       MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS
                 AND USE OF PROCEEDS.........................................87
ITEM 15.       CONTROLS AND PROCEDURES.......................................87
ITEM 16A.      AUDIT COMMITTEE FINANCIAL EXPERT..............................87
ITEM 16B.      CODE OF ETHICS................................................87
IETM 16C.      PRINCIPAL ACCOUNTANT FEES AND SERVICES........................88
ITEM 16D.      EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES....88
ITEM 16E.      PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED
                 PURCHASERS..................................................88

                                    PART III

ITEM 17.       FINANCIAL STATEMENTS..........................................88
ITEM 18.       FINANCIAL STATEMENTS..........................................88
ITEM 19.       EXHIBITS......................................................89

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

                                     PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
                       - (Not applicable)

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE
                       - (Not applicable)

ITEM 3.  KEY INFORMATION

Selected Financial Data

The following historical financial information should be read in conjunction with the section entitled "Operating and Financial Review and Prospects" and our audited consolidated financial statements and related notes, which are included elsewhere in this document. The consolidated statements of income data for each of the three years ended December 31, 2002, 2003 and 2004 and selected consolidated balance sheet data as of December 31, 2003 and 2004 are derived from, and qualified by reference to, our audited consolidated financial statements included elsewhere in this document. The consolidated statements of income data for each of the years ended December 31, 2000 and 2001 and selected consolidated balance sheet data as of December 31, 2000, 2001 and 2002 are derived from our audited financial statements not included in this document.


                                                                         Year Ended December 31,
                                                      -----------------------------------------------------------
                                                         2000         2001        2002        2003        2004
                                                      --------      ---------  ----------  ----------  ----------
                                                                 (In Thousands, Except Per Share Data)
Income Statement Data:
Revenue:
   Online and other media services..............       $99,234      $91,859      $84,400     $87,685     $92,325
   Exhibitions..................................         2,635        2,619        2,455       3,327      13,010
   Miscellaneous................................         1,184          807          631         657         511
                                                      --------      ---------  ----------  ----------  ----------
Total revenue...................................       103,053       95,285       87,486      91,669     105,846
Operating expenses:
   Sales........................................        33,847       31,236       28,659      30,113      29,956
   Event production.............................           795          811          933         930       3,774
   Community....................................        13,710       12,735       12,481      12,331      16,967
   General and administrative...................        35,618       32,748       28,885      28,682      31,252
   Online services development..................         6,665        8,393        5,378       4,960       4,232
   Non-cash compensation expense(1).............        65,689        2,501        2,564       1,419       2,117
   Other(2).....................................         2,371        3,476        3,740       4,453       1,480
                                                      --------      ---------  ----------  ----------  ----------
Total operating expenses........................       158,695       91,900       82,640      82,888      89,778
                                                      --------      ---------  ----------  ----------  ----------
Income (loss) from operations...................      $(55,642)      $3,385       $4,846      $8,781     $16,068
   Interest expense.............................          (649)        (172)          --          --          --
   Interest income..............................         1,135          357          439         122         219
   Gain (loss) on sale of available-for-sale
     securities.................................            --           --           --         (40)      1,120

   Foreign exchange gains (losses), net.........            50         (470)          50          --         240
   Write-down of investments....................       (11,750)      (1,150)          --          --          --
                                                      --------      ---------  ----------  ----------  ----------
Income (loss) before income taxes...............       (66,856)       1,950        5,335       8,863      17,647
Income tax provision............................        (1,277)      (1,143)        (720)       (668)       (651)
                                                      --------      ---------  ----------  ----------  ----------
Income (loss) before minority interest..........      $(68,133)        $807       $4,615      $8,195     $16,996
                                                      --------      ---------  ----------  ----------  ----------
Equity income (loss) of affiliate...............           (51)          51           --          --          --
Minority interest...............................           (37)         (83)        (308)       (861)     (1,227)
                                                      --------      ---------  ----------  ----------  ----------
Net income (loss)...............................      $(68,221)      $  775       $4,307      $7,334     $15,769
                                                      ========      =========  ==========  ==========  ==========
Basic net income (loss) per share...............        $(2.17)      $ 0.02       $ 0.14      $ 0.23     $  0.50
                                                      ========      =========  ==========  ==========  ==========

Diluted net income(loss) per share..............      $  (2.17)      $  0.02      $ 0.14      $ 0.23     $  0.49
                                                      ========      =========  ==========  ==========  ==========
Cash dividends declared per share...............            --            --          --          --          --

Shares used in basic net income per share               31,399        31,830       31,835      31,841      31,847
calculations(3).................................

Shares used in diluted net income per share
calculations(3).................................        31,399        31,830       31,835      31,862      31,935
                                                      ========      =========  ==========  ==========  ==========




                                                                               December 31,
                                                      --------------------------------------------------------------
                                                         2000         2001        2002         2003        2004
                                                      ----------  ----------  -----------   ---------   ------------
                                                                       (In U.S. Dollars Thousands)
Balance Sheet Data:
   Cash and cash equivalents......................      $12,727     $20,236      $11,009     $26,227      $41,195
   Available-for-sales securities.................           --          --       26,199      35,140       10,172
   Total assets...................................       55,706      53,602       62,650      82,541       92,525
   Net assets.....................................        8,161      11,601       18,522      27,980       45,523
   Long-term debt, less current portion...........       16,084      15,963       15,856      16,068        7,124
   Total shareholders' equity.....................        8,161      11,601       18,522      27,980       45,523


___________________

(1) Reflects the non-cash compensation expenses associated with the grants under the employee equity compensation plans and for year 2000, also includes the non-cash compensation expenses associated with the transfer of shares from Hung Lay Si Co. Ltd., our former parent company, to our chairman and chief executive officer. Non-cash compensation expense was allocated according to the category under which a staff employee and team member functioned as follows: approximately $626 (2003: $323; 2002: $623; 2001: $381; 2000: $291) represents sales expenses, $93 (2003: $96; 2002:
     $238; 2001: $87; 2000: $168) represents community expenses, $1,066 (2003:
     $691; 2002: $1,179; 2001: $1,546; 2000: $65,044) represents general and administrative expenses and $332 (2003: $309; 2002: $524; 2001: $487; 2000:
     $186) represents online services development expenses.

(2) Includes amortization of intangibles/software cost and for the year ended December 31, 2000 also includes non-cash listing expenses of approximately $1.4 million.

(3) On February 16, 2004, we announced a one for ten bonus share issue on our outstanding common shares. All common shares and per-share amounts have been retroactively adjusted to reflect the one for ten bonus share issue for all periods presented. For a further discussion on the bonus shares, please see Note 27 of our consolidated financial statements appearing elsewhere in this annual report. Fractional shares were rounded up resulting in an additional 1,350 common shares upon distribution of the bonus shares on April 1, 2004. On March 1, 2005, we once again announced a one for ten bonus shares issue on our outstanding common shares. All common shares and per-share amounts have been once again retroactively adjusted to reflect the one for ten bonus share issue for all periods presented. For a further discussion on the bonus shares, please see Note 29 of our consolidated financial statements appearing elsewhere in this annual report. Fractional shares were rounded up resulting in an additional 521 common shares upon distribution of the bonus shares on April 1, 2005.

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

Our customers in China provided approximately 43% of our total revenues in fiscal 2003 and approximately 47% of our total revenues in fiscal 2004, and we believe our operations in China will continue to grow for the next several years. Our dependence on the China market and its revenues is significant, and adverse political changes in China may harm our business and cause our revenues to decline.

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

In 2004, we derived more than 90% of our revenues from customers in the Asia-Pacific region. We expect that a majority of our future revenues will continue to be generated from customers in this region. At the time of the Asian economic crisis of 1997 and 1998, our revenues and operating results were adversely affected. During the Asian economic crisis, both our sales and revenues declined. If there is future political or economic instability in the Asia-Pacific region, our business may be harmed and our revenues may decrease.

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

In China, due to increasing competition in the trade show industry, we may not be able to obtain the necessary trade show licenses we need, which may limit the number of trade shows we are able to hold.

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

We are regularly evaluating potential strategic acquisitions, joint ventures and alliances and we believe that such transactions are an integral part of our business strategy. However, we may not be able to negotiate terms suc-cessfully, finance the acquisition or arrangement, or integrate any new businesses, products or technologies into our existing business and operations. Even if we are successful in integrating any new businesses, products or technologies into our existing business, we may not achieve expected results, or we may not realize other expected benefits. If we are unable to make acquisitions and enter into joint ventures and alliance arrangements successfully, our growth potential may be harmed.

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

We rely on the services of independent sales representative organizations for the sales and marketing of our products and services. We have service agreements with various sales representative firms that employ sales representatives. Six sales representative firms in China are responsible for supplier accounts which in the aggregate accounted for approximately 47% of our total revenues for the year ended December 31, 2004. Generally, either we or the sales representative firm may terminate the service agreement between us upon short notice. It is possible that we may not retain some of our sales representative firms, or they may not retain some of their sales personnel or be able to replace them with equally qualified personnel. Furthermore, if a sales representative firm terminates its agreement with us, some of our customers with a direct relationship with that sales representative firm or its personnel may terminate their relationship with us. Although these firms and their employees are independent from us, there can be no assurance that our reputation and our business will not be harmed by their acts or omissions.

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

In the past, we have received notices alleging intellectual property infringements. Although, to date, there has been no successful litigation directed against us with respect to the infringement and/or improper use of the intel-lectual property rights of third parties, there can be no assurances that there will not be any successful litigation in the future.

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

As of May 1, 2005, Merle A. Hinrichs beneficially owned 61.4% of our common shares. Accordingly, Mr. Hinrichs controls the power to elect our directors, to appoint new management and to oppose actions requiring shareholder approval, such as adopting amendments to our articles of incorporation and approving mergers or sales of all or substantially all of our assets. Such concentration of ownership may have the effect of delaying or preventing a change of control even if a change of control is in the best interest of all shareholders. In addition, Mr. Hinrichs may still effectively control our company even if his share holdings are significantly reduced. There may be instances in which the interest of our controlling shareholder may conflict with the interest of a holder of our securities.

There is a limited public market for our shares and the trading volume for our shares is low which may limit your ability to sell your shares or purchase more shares.

Our common shares have been traded in the public market for a limited time and this market may not be sustained. As a result of the April 2000 share exchange, 1,189,949 of our common shares were listed on the Nasdaq National Market. As of May 1, 2005 we had approximately 1,035 shareholders, and approximately 10,824,679 shares that were tradable on the Nasdaq National Market.

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

Future sales of common shares by us or our existing shareholders could adversely affect the prevailing market price of the common shares. As of May 1, 2005, we had 34,853,435 common shares outstanding. At least 21,821,398 common shares outstanding are beneficially owned by people who may be deemed "affiliates," as defined by Rule 405 of the Act, and are "restricted securities" which can be resold in the public market only if registered with the Securities and Exchange Commission or pursuant to an exemption from registration.

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

     o establishing advance notice requirements for submitting nominations for election to the board of directors and for proposing matters that may be acted upon by shareholders at a general meeting; and

     o restricting business combinations with interested shareholders that have not been approved by at least two-thirds of the holders of our voting shares (other than the interested shareholder) or by a majority of the continuing directors or if certain prescribed conditions are met assuming that we will receive fair market value in exchange for such business combination. In this context, a "business combination" includes mergers, asset sales and other material transactions resulting in a bene-fit to the interested shareholder or the adoption of a plan for our liquidation or dissolution; a "continuing director" is a member of our board of directors that is not an affiliate or associate of an interested shareholder and was a member of our board prior to such person becoming an interested shareholder; and an "interested shareholder" is any person (other than us or any of our subsidiaries, any employee benefit or other similar plan or any of our shareholders who owned shares prior to the listing of our shares on the Nasdaq National Market) that owns or has announced its intention to own, or with respect to any of our affiliates or associates, within the prior two years did own, at least 15% of our voting shares.

Issues related to Arthur Andersen may impede our ability to access the capital markets.

SEC rules and regulations require us to present historical audited financial statements in various SEC filings, including registration statements, along with our accountants' consent to our inclusion of its audit report in those filings. Prior to August 8, 2002, Arthur Andersen served as our independent auditors. Effective August 8, 2002, Arthur Andersen resigned as our independent public accountants and we subsequently retained Ernst & Young as our independent auditors for the fiscal years ended December 31, 2002, December 31, 2003 and December 31, 2004. On August 31, 2002, Arthur Andersen ceased practicing before the SEC and, as a result, we are unable to obtain their written consent to incorporate by reference or include Arthur Andersen's reports on our financial statements. If the SEC ceased accepting financial statements previously audited by Arthur Andersen without Arthur Andersen's written consent, we would be unable to access the public capital markets unless Ernst & Young, our current independent accountant, or another independent accountant, is able to re-audit the financial statements originally audited by Arthur Andersen. In addition, investors in the securities offered hereby and in any future offerings we make for which we use Arthur Andersen audit reports will not be entitled to recovery against Arthur Andersen under the Securities Act for any material misstatements or omissions in those financial statements. Furthermore, Arthur Andersen will be unable to participate in the "due diligence" process that would customarily be performed by potential investors in our securities, which process includes having Arthur Andersen perform procedures to assure the continued accuracy of its report on our audited financial statements and to confirm its review of unaudited interim periods presented for comparative purposes. As a result, we may not be able to bring to the market successfully an offering of our securities. Consequently, our financing costs may increase or we may miss attractive market opportunities.

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

Our capital expenditures during the year ended December 31, 2004 amounted to $21.1 million, approximately $19.1 million of which was for the purchase of office premises under construction in Shenzhen, China and the reminder for computers, software, software development, leasehold improvements and office furniture. Capital expenditures during the three months period ended March 31, 2005 amounted to $0.6 million and were incurred mainly on office premises, for computers, software, reusable trade show booths and leasehold improvements. Our capital expenditures were financed using cash generated from our operations. The net book value of capital assets disposed during the year ended December 31, 2004 and the three months ended March 31, 2005 amounted to $0.04 million and $NIL, respectively.

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

Business Overview

We are a leading business-to-business (B2B) media company that provides information and integrated marketing services, with a particular focus on the Chinese market. Our mission is to facilitate global trade between buyers and suppliers by providing the right information, at the right time, in the right format. Although our range of media has grown, for more than 34 years we have been in the same basic business of helping buyers worldwide find products and suppliers in Asia.

Buyers rely on our media to stay current with available purchasing opportunities. Suppliers use our media to find new buyers and markets for their products. With our broad range of online, trade magazine and trade show offerings, we provide comprehensive export marketing media and services.

We have a significant presence across a number of industry sectors including electronics, fashion accessories, hardware and gifts. We are particularly strong in facilitating China's two-way trade of electronics, China's largest import and export sector. Our revenue from China has grown 101% since 2000.

We serve an independently certified community of more than 423,000 active members in more than 230 countries and territories. This buyer community has more than doubled in size from 209,000 at the end of 2000. During 2004, buyers sent more than 4.25 million requests for information (RFIs) to the 130,000 suppliers listed on Global Sources Online, up from 2.4 million for the year 2000.

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

The following table sets forth our revenue by category for the last three fiscal years:


                                                                       Year Ended December 31,
                                                            ---------------------------------------------
                                                                2002             2003            2004
                                                            -----------       -----------     -----------

Revenue:
    Online and other media services..................       $   84,400        $   87,685      $   92,325
    Exhibitions - trade shows and seminars...........            2,455             3,327          13,010
    Miscellaneous....................................              631               657             511
                                                            -----------       -----------     -----------
                                                            $   87,486        $   91,669      $  105,846
                                                            ===========       ===========     ===========


The following table represents our revenue by geographical area for the last three fiscal years:


                                                                       Year Ended December 31,
                                                            ---------------------------------------------
                                                                2002             2003            2004
                                                            -----------       -----------     -----------
Revenue:
    Asia.............................................       $   81,456        $   84,856      $   97,876
    United States....................................            4,986             5,970           6,573
    Europe...........................................              525               437             597
    Others...........................................              519               406             800
                                                            -----------       -----------     -----------
    Consolidated.....................................       $   87,486        $   91,669      $  105,846
                                                            ===========       ===========     ===========


We currently generate the majority of our revenue from suppliers in Asia, with China being our largest market at 51% of total revenue during fourth Quarter of 2004. Our revenue is derived from three primary sources:

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

Buyers request information and purchase goods from suppliers who market themselves through our online services, trade magazines and trade shows. We provide information to help buyers evaluate numerous sourcing options so they can place orders with suppliers that offer them the best terms. We help suppliers market their products and their capabilities to our community of buyers worldwide. By receiving inquiries from a wide selection of buyers, suppliers have more opportunities to achieve the best possible terms, and to learn about the demand and specific requirements in different markets.

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

Buyers may search Global Sources Online by product, keyword, supplier or country. Buyers can reach a large potential supply base by searching among, and/or making inquiries to approximately 130,000 suppliers who are categorized according to the products they can supply. In listing suppliers for a specific product, we give prominence to those who maintain marketing websites with us.

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

Trade Publications

We publish seven monthly publications, plus other quarterly and seasonal publications, that are circulated to buyers worldwide. Our trade publications contain paid advertisements from suppliers, as well as our independent editorial features, which include market reports and product surveys. In addition to our paid subscription base, we distribute samples of our trade magazines free of charge to prospective buyers worldwide at a variety of trade shows and events.

Trade Shows

We have four China Sourcing Fairs scheduled for 2005 in Shanghai. The shows bring buyers from around the world to meet face-to-face with Chinese suppliers. The first China Sourcing Fair was held in Shanghai in October 2003. In 2004, our China Sourcing Fairs in Shanghai were attended by more than 75,000 buyers and featured a total of 4,114 booths.

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

Market Intelligence Reports

During 2004, we published 56 reports, including titles such as DVD Players, Stuffed Plush Toys, and T-Shirts & Polo Shirts. Each report provides extremely detailed information on suppliers and supply market conditions throughout Greater China that is based on our factory visits, face-to-face interviews, and detailed questionnaires. Revenue is derived from sales to buyers.

Private Catalogs

My Catalog is an online service for buyers to make their sourcing and purchasing activities more efficient. My Catalog has all the functionality of Global Sources Online plus additional content, functionality and support. As of December 2004, a variety of companies were customers of this service including large buying organizations such as AEON, Best Buy, Kingfisher and KarstadtQuelle.

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

Media for Asian Engineers and Executives

In addition to our primary media, which connect export suppliers in Asia with buyers worldwide, we are a leading provider of information to electronics engineers and executives within Asia. For this segment of our business, we have seven websites, seven magazines and host several conferences and events each year.

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

There are five principal components of our growth strategy:

     o Continue to Expand in China. We are significantly expanding our sales representation, marketing and infrastructure in China to enable us to grow our revenue along with the anticipated growth of China trade in the industry sectors we serve. Our revenue from China has grown approximately 101% since 2000 and we expect revenue from China to continue to grow.

     o Expand Trade Show Business. Our primary initiative is to launch more trade shows. During 2005, we plan to host four China Sourcing Fairs in Shanghai - two in the spring and two in the fall. We are also continuing to invest in infrastructure, sales and marketing for new China Sourcing Fairs beginning in 2006 at the AsiaWorld-Expo in Hong Kong, where we have secured capacity for as many as 16,000 booths annually.

     o Add New Customers for Existing Services. To date, we have sold our solutions to a relatively small number of the approximately 130,000 suppliers currently listed on Global Sources Online. We believe we can significantly increase the number of suppliers who will purchase our online marketplace, trade publication and trade show services for three primary reasons: the overall strength and differentiation of our services; the largest community of independently certified buyers we are involved in global B2B trade; and the increasing number of buyers making inquiries through Global Sources Online. We also intend to further penetrate the high-tech sector in Asia, which we serve in several languages, and where we see significant potential to continue to increase our revenue.

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

     o Seek Acquisitions, Joint Ventures and Alliances. We intend to selectively pursue acquisitions, joint ventures and alliances to help us accelerate achievement of our strategic goals and maintain and achieve market-leading positions. Specific objectives include: gaining greater penetration into existing or adjacent additional industry sectors, expanding into new industry sectors, and gaining access to a larger number of potential users.

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

We also publish the following specialized magazines and CD-ROMs seasonally and/or for special trade events:

Global Sources Electronic Components       Global Sources Security Products
Global Sources Lighting Products           Global Sources Timepieces


Trade Shows


   Trade Show                                     Description
   ----------                                     -----------

   Global Sources China Sourcing Fair: Gifts &    o     Primary product categories include: gifts, premiums
   Home Products                                        & toys; sporting goods; Christmas & holiday products;
                                                        stationery; health & beauty products; kitchen &
                                                        household appliances; DIY & home center; furniture &
                                                        furnishings; garden & outdoor products; and lighting &
                                                        electrical.
                                                  o     Spring and fall 2005 events in Shanghai.

   Global Sources China Sourcing Fair:            o     Primary product categories include:  personal &
   Electronics & Components                             mobile electronics; computers & networking products;
                                                        electronic components; security & safety products;
                                                        telecom products & accessories; and home & office
                                                        electronics.
                                                  o     Spring and fall 2005 events in Shanghai.


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

   Electronics Supply & Manufacturing - China     o     Published monthly in simplified Chinese; provides
                                                        electronics manufacturers in China with the business
                                                        and technology information.

   Global Sources Chief Executive China           o     Published monthly in simplified Chinese; serves mainland
                                                        China senior management with case studies and
                                                        information on management techniques and strategies.

   Global Sources Career Sources China            o     Provides career opportunities and guidance to
                                                        China's professionals and managers, and helps
                                                        companies recruit experienced talent.

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

   Electronic Supply & Manufacturing - China      o     Provides corporate engineering,
      Online                                            procurement and  manufacturing management with instant
                                                        desktop access to new manufacturing strategies,
                                                        technology and supplier news.

   Global Sources Chief Executive China Online    o     A resource focusing on excellent management
                                                        practices for China's business leaders in
                                                        simplified Chinese.

   Global Sources Career Sources China Online     o     Provides information regarding career opportunities
                                                        and resource center for certain professionals.
Trade Shows and Exhibitions

   Trade Show                                     Description
   ----------                                     -----------

   The 10th Annual International IC - China       o     Mainland China's premiere showcase of integrated
   Conference & Exhibition                              circuits (IC) application technologies and high-end
                                                        components.
                                                  o     April 2005 events in mainland China.




   Trade Show                                     Description
   ----------                                     -----------

   The 5th Annual Embedded Systems Conferences    o     Embedded systems design, skills training and
   Asia & China                                         technologies in mainland China and Taiwan.
                                                  o     April 2005 events in mainland China and July
                                                        2005 in Taiwan.

   The 4th EDA & Test - China Conference &        o     Asia-Pacific's largest, longest-running showcase of
   Exhibition; and the 13th EDA & Test - Taiwan         electronic design automation and test technologies.
   Conference & Exhibition                        o     April 2005 in mainland China and July 2005 in
                                                        Taiwan.



Customers

We provide services to a broad range of international buyers and suppliers in various industry sectors.

Suppliers

During 2004, more than 7,300 suppliers paid us for marketing or advertising services. More than 6,600 of these suppliers were located in greater China, including approximately 3,900 located in mainland China, 1,800 in Taiwan and 900 in Hong Kong SAR. Customers during 2004 included: Analog Devices, International Rectifier, Linear Technology, Maxim Integrated, Micrel, National Semiconductor, Philips, Renesas, Samsung and Texas Instruments. However, most customers do not have brands or company names that are well-known by those not involved in our industry sectors. None of our supplier customers represented more than 2% of our revenue during 2004.

Buyers

For our primary group of media, which connect export suppliers in Asia with buyers worldwide, we serve an independently certified community of more than 423,000 active members in more than 200 countries and territories. This figure is based on procedures to ensure that only buyers who have received a magazine or a CD-ROM, or who have made an inquiry through the Global Sources website (www.globalsources.com) within the 12 month period ended December 31, 2004 are extracted from the databases. This community is up from approximately 209,000 at the end of 2000.

We have developed our services primarily for retailers, distributors and manufacturers who import in volume for resale. We serve a specialized group of senior executives with large import buying power. We believe a significant portion of these executives are owners, partners, presidents, vice presidents, general managers or directors of their respective companies.

We derive a relatively small proportion of our total revenue from these buyers for subscriptions to our magazines and for market intelligence reports.

Sales and Marketing

Our sales organization consists of approximately 1,017 independent representatives in approximately 60 cities worldwide, with 48 of these locations in Greater China. We have a staff of 12 full-time employees that oversee and monitor the independent sales representative organizations that employ these representatives. These organizations operate pursuant to service agreements with us that generally are terminable by either party on short notice. These representatives focus on developing and maintaining relationships with suppliers that are current customers and they seek to increase the number of new suppliers using our services. Substantially all of our contracts with suppliers are entered into directly between the supplier and us. Online services and print advertising revenue is seasonal and tends to be highest in the fourth quarter of each calendar year. Revenue for trade shows is highly seasonal as it is recognized in the month in which each show is held. Our sales representatives collectively make an average of 40,000 supplier visits per month. The largest representative sales offices are located in Beijing, Guangzhou, Shanghai, Shenzhen, Hong Kong SAR and Taipei. Our six sales representatives in China accounted for approximately 47% of our total revenue in 2004.

Our marketing strategy leverages our database of approximately 130,000 suppliers currently listed on Global Sources Online. Sophisticated analyses of buyer and supplier profile data enable us to target our sales and marketing programs to new geographic areas and to specific product categories within industry sectors.

Our sales representative organizations are generally structured to offer an integrated marketing solution of our media to customers. Most of the sales representative organizations have the primary responsibility of selling our online and print media while other sales representative organizations are focused on selling trade show booth space. Our community development group is responsible for marketing our services to the global buyer community through online advertisements and promotions, search engine marketing, trade shows and direct mail campaigns.

Content Development

Our content development group, comprised of 415 team members, is responsible for compiling, editing, integrating and processing the content that appears in our online services and print media. Within content development, the advertisement operations and editorial groups compile materials from suppliers and freelance writers, respectively, and transform these materials into the advertising and editorial content. Research teams analyze customer content usage to direct content development and they work with sales representatives and marketing staff to develop appropriate content for new industry sectors. Our site team is responsible for evaluating and integrating content into our online services, as well as maintaining the overall integrity of such services. In addition, members of the content development group manage the pre-press production work and print production processes associated with the creation of our trade magazines. They also maintain the back-end supplier database, which is the foundation for our online supplier and product information.

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

We have formed license-based partnerships with third parties to operate regional online marketing services such as South African Sources and Turkish Sources. These enable suppliers within the relevant geographic regions to promote their products and services to buyers located primarily outside of such regions.

Technology and Systems

We use a combination of commercial software and internally developed systems to operate our websites and services. We have invested 9.2 million for years 2003 and 2004 combined in online services development. As of December 31, 2004, we had 143 team members engaged in technology development, maintenance, software customization and data center operations.

As of December 31, 2004, our online marketplace services are run on the Oracle DBMS release 8. The catalog application that supports Global Sources Online's core functions uses a Java Application Platform.

Our servers are hosted by Singapore Telecommunications ("SingTel"). We have a dedicated 10Mbps link to SingTel's IX backbone, while SingTel maintains a 777 Mbps link to the United States and direct links to most countries in Asia. We use Storage Tech Enterprise tape back-up systems as well as servers located at our Singapore facility for back-up. For the year ended December 31, 2004 our external network had approximately 99.99% uptime availability.

Our platform applications use standard industry database protocols. We can, therefore, integrate our systems with products from other vendors written in traditional program languages or more innovative systems. Our Internet offerings are based on industry standard Web technologies. We may deploy our Web offerings on modern Internet browser platforms, which means that our Web clients do not need to download the software onto their personal computers.

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

We have registered trademarks for "Asian Sources" and/or "Global Sources" in Australia, the European Community, Germany, Hong Kong SAR, Indonesia, Israel, Malaysia, Mexico, Japan, the Philippines, the People's Republic of China, Singapore, South Korea, Switzerland, Taiwan, Thailand, Turkey and the USA, and we have applications for these trademarks pending registration in various countries, including the European Community,

India, Indonesia, Japan, Malaysia, Mexico, the People's Republic of China, the Philippines, South Africa, Thailand and Turkey.

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

Properties

During 2004, we entered into a contract for the purchase of approximately 9,000 square meters of office space in the Shenzhen International Chamber of Commerce Tower in Shenzhen, Guangdong province, People's Republic of China, at a purchase price of approximately $19.0 million. Full payment of the purchase price was made during 2004, the physical handover of the premises occurred on or around March 30, 2005 and we anticipate receiving the title certificates around mid-year 2005. In addition, we generally lease our office space under cancelable and non-cancelable arrangements with terms of two to five years. We also service our customers through independent sales representative offices located in Australia, Hong Kong SAR, India, Israel, Japan, Malaysia, the Netherlands, the Philippines, Singapore, Taiwan, Thailand, the United Kingdom, the United States and over 40 locations in mainland China. We lease in the aggregate approximately 118,085 square feet of executive and administrative offices in China, Hong Kong SAR, the Philippines, Singapore and Taiwan. Our aggregate base rental and building management fee payments for the year ended December 31, 2004 were approximately $1.3 million.

Legal Proceedings

We are a party to litigation from time to time in the ordinary course of our business. We do not expect the outcome of any pending litigation to have a material adverse effect on our business.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our financial condition and results of operations should be read in conjunction with the "Selected Financial Data" and the accompanying financial statements and the notes to those statements appearing elsewhere in this annual report. The following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in these forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to those discussed below and elsewhere in this annual report, particularly under the caption "Risk Factors."

Overview

We are a leading business-to-business (B2B) media company that provides information and integrated marketing services, with a particular focus on the China market. Our mission is to facilitate global trade between buyers and suppliers by providing the right information, at the right time, in the right format. Although our range of media has grown, for more than 34 years we have been in the same basic business of helping buyers worldwide find products and suppliers in Asia.

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

In April 2000, we completed a share exchange with a publicly traded company based in Bermuda, and our shareholders became the majority shareholders of the Bermuda corporation. As a result of the share exchange, we became incorporated under the laws of Bermuda and changed our name to Global Sources Ltd. Today we are one of Asia's leading providers of trade information in print, online, on CD ROM and face-to-face, meeting the marketing and sourcing needs of our supplier and buyer communities.

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

Exhibitions - trade shows and seminars -- We launched a new line of trade shows, called the China Sourcing Fairs. They offer international buyers direct access to China and other Asian manufacturers. The first fair was held during the fourth quarter of 2003 and series of three fairs each were held in the second quarter and fourth quarter of 2004. Future fairs will be held mainly in the second quarter and fourth quarter of each financial year. We recognize exhibitor services revenue at the conclusion of the related events. As a result, second quarter and fourth quarter revenue will be higher than the first and third quarter revenue. Revenue will grow as a percentage of total revenue in future years as we hold more China Sourcing Fairs.

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

Revenue from advertising in trade magazines and websites is recognized ratably over the period in which the advertisement is displayed. Advertising contracts do not exceed one year. Revenue from sales of trade magazines is recognized upon delivery of the magazine. Magazine subscriptions received in advance are deferred and recognized as revenue upon delivery of the magazine. Revenue from the provision of maintenance service is deferred and recognized ratably over the maintenance service period. Revenue from organizing exhibitions and business seminars is recognized at the conclusion of the event and the related direct event production costs are deferred and recognized as expenses upon conclusion of the event.

We receive license fees and royalties from licensing our trade and service marks. Revenue from license fees is recognized ratably over the term of the license, currently four to five years. Royalties from license arrangements are earned ratably over the period in which the advertisement is displayed by the licensee.

The correct measurement of timing and the duration of the contracts with our customers are essential to the recognition of our revenue. Any delays in recognizing the revenue could cause our operating results to vary significantly from period to period. In addition our revenue recognition determines the timing of certain expenses such as commissions, circulation expenses, and direct event production costs.

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

We periodically review the carrying values of our long-lived assets based upon a cash flow basis and will recognize an impairment whenever events or changes in circumstances indicate the carrying amount of the assets may not be fully recoverable. The impairment loss is measured based on the difference between the carrying amount of the asset and its fair value.

While we believe our estimation of the useful lives and future cash flows are reasonable, different assumptions regarding such useful lives and cash flows could materially affect our valuations.

Exhibition events promotion costs

The event specific promotion costs for our exhibition events incurred in the interim quarterly periods are deferred and recognized as expenses when the related events are held during the financial year. The event specific promotion costs incurred for events to be held in the future financial years are expensed by the year-end in which such expenses are incurred.

Proper identification of the promotion expenses to the particular events is essential to recognize the costs correctly to the respective events and in the respective interim periods.

Results of Operations

The following table sets forth our results of operations as a percentage of total revenue:


                                                                      Year Ended December 31,
                                                            ------------------------------------------
                                                               2002             2003           2004
                                                            ---------      ------------    -----------
Income statement data:
Revenue:
  Online and other media services....................           97%              95%             87%
  Exhibitions........................................            2                4              12
  Miscellaneous......................................            1                1               1
         Total revenue...............................          100              100             100
Operating expenses:
  Sales..............................................           33               33              28
  Event production...................................            1                1               4
  Community..........................................           14               13              16
  General and administrative.........................           33               31              30
  Online services development........................            6                5               4
  Non-cash compensation..............................            3                2               2
  Other..............................................            4                5               1
         Total operating expenses....................           94               90              85
  Income from operations.............................            6%              10%             15%
  Net income ........................................            5%               8%             15%
                                                           ==========      =============   ===========



The following table represents our revenue by geographical areas as a percentage of total revenue:


                                                                     Year Ended December 31,
                                                           ------------------------------------------
                                                               2002           2003           2004
                                                           -----------     ----------     -----------
Asia.................................................            93%            93%           92%
United States........................................             6              6             6
Europe...............................................             1              1             1
Others...............................................             0              0             1
                                                           -----------     ----------     -----------
         Total revenue...............................           100%           100%          100%
                                                           ===========     ==========     ===========


Fiscal Year 2004 Compared to Fiscal Year 2003

Revenue

Our total revenue grew to $105.8 million during the year ended December 31, 2004 from $91.7 million during the year ended December 31, 2003, a growth of 15%. Our online and other media services revenue grew by $4.6 million or 5% to $92.3 million during the year ended December 31, 2004, as compared with $87.7 million during the year ended December 31, 2003 due primarily to a 9% growth in our China market and the growth in our Hong Kong, Japan and USA markets off-set by drop in some of our other markets during the year. Our exhibitions revenue grew from $3.3 million during the year ended December 31, 2003 to $13.0 million during the year ended December 31, 2004, a growth of 294%, due mainly to increase in number of our China Sourcing Fairs events held in year 2004.

We have made substantial progress in developing our customer base in China, our largest market. Revenue from China grew by 26% during the year ended December 31, 2004 compared to the year ended December 31, 2003 partially as a result of increase in China Sourcing Fairs revenue. China accounted for 47% of total revenue during the year ended December 31, 2004.


Operating expenses


Sales


We utilize independent sales representatives employed by independent sales representative organizations in various countries and territories to promote our products and services. Under these arrangements, the sales representative organizations are entitled to commissions as well as marketing fees. Commission expense is recorded when the associated revenue is recognized or when the associated accounts receivable are paid, whichever is earlier, and is included in sales expenses.


Sales costs consist of the commissions and marketing fees paid and incentives provided to our independent sales representative organizations, as well as sales support fees for processing sales contracts. These representative organizations sell online services, advertisements in our trade magazines and exhibitor services and earn a commission as a percentage of revenue generated.


Sales costs marginally declined from $30.1 million during the year ended December 31, 2003 to $30.0 million during the year ended December 31, 2004, due to increase in sales commissions as a result of increase in revenue, off-set by reduction in sales marketing costs and a $0.7 million write-back of provision for doubtful debts no longer required due to improvement in our collections performance.


Event Production


With the launch of China Sourcing Fairs in the fourth quarter of 2003, we are presenting the costs associated with production of the exhibition or trade show and seminar events as a separate category in our Income Statement. Accordingly, certain of our costs for the first nine months of 2003 have been reclassified from sales costs to event production costs, to conform to our current presentation.


Event production costs consist of the costs incurred for hosting the exhibition or trade show and seminar events. The event production costs include venue rental charges, booth construction costs, travel costs incurred for the event hosting and other event organizing costs. The event production costs are deferred and recognized as an expense when the related event occurs.


Event production costs increased from $0.9 million during the year ended December 31, 2003 to $3.8 million during the year ended December 31, 2004, due to increase in number of our China Sourcing Fairs events held in the year 2004.


Community


Community costs consist of the costs incurred for servicing our buyer community and for marketing our products and services to the global buyer community. Community costs also include costs relating to our trade magazine publishing business, specifically printing, paper, bulk circulation, magazine subscription promotions, promotions for our on-line services, customer services costs and the event specific promotions costs incurred for promoting the China Sourcing Fairs events to the buyer community.


Community costs increased from $12.3 million during the year ended December 31, 2003 to $17.0 million during the year ended December 31, 2004, an increase of 38% due mainly to increase in event specific promotion costs incurred for promoting our China Sourcing Fairs events held in the second and fourth quarters of 2004 to the buyer community. We also recorded $0.4 million event specific promotion costs incurred for our China Sourcing Fairs to be held in second and fourth quarters of 2005 in Shanghai, China and our Sourcing Fairs to be held in second and fourth quarters of 2006 in Hong Kong. We recorded increases in bulk mailing costs, printing charges, paper costs and magazine subscription promotion costs for our print publications business and promotions for our online services and these are expensed as incurred. In addition, we increased our participation in third party trade shows to promote our products and services to the buyer community. As a result of the increase in these activities, we recorded an increase in payroll costs.


General and Administrative


General and administrative costs consist mainly of corporate staff compensation, information technology support services, content management services, marketing costs, office rental, depreciation, communication and travel costs.


General and administrative costs increased by 9% from $28.7 million during the year ended December 31, 2003 to $31.3 million during the year ended December 31, 2004, due mainly to increases in content management services costs, marketing costs, fees paid to consultants, professional fees paid in connection with the filing of our shelf registration statement, and administration support costs for our exhibitions and trade shows activity.


Online Services Development


Online services development costs consist mainly of payroll, office rental and depreciation costs relating to the updating and maintenance of Global Sources Online.


Online services development costs to fund the updating and maintenance of our online services declined from $5.0 million during the year ended December 31, 2003 to $4.2 million during the year ended December 31, 2004, a decline of 16%. This decline resulted mainly from a decline in depreciation costs off-set partially by increase in fees paid to consultants


Non-Cash Compensation Expenses


We have issued share awards under several equity compensation plans (ECP) to both employees and team members.


The total non-cash compensation expense, resulting from the ECP, recorded by us increased by 50% from $1.4 million during the year ended December 31, 2003 to $2.1 million during the year ended December 31, 2004 due mainly to new share awards in January 2004, re-measurement of equity compensation expense based on our prevailing share price and forfeiture of the unvested awards to the resigned staff.


The corresponding amounts for the non-cash compensation expenses are credited to shareholders' equity.


Other Non-Cash Expenses


Other non-cash expenses consist of amortization of software costs.


Amortization of software cost during the year ended December 31, 2004 were $1.5 million, compared to $4.5 million for the year ended December 31, 2003.

Income From Operations


The total income from operations during the year ended December 31, 2004 was $16.1 million compared to $8.8 million during the year ended December 31, 2003. The improvement was primarily due to growth in revenue and declines in online services development costs, and amortization of software costs, off-set partially by an increase in event production costs, community costs, general and administrative costs and non-cash compensation expenses. Income from operations for online and other media services grew from $9.4 million during the year ended December 31, 2003 to $17.7 million during the year ended December 31, 2004, a growth of 88%. The growth resulted mainly from growth in online and other media services revenue, declines in online services development costs and amortization of software costs, off-set partially by increases in community costs, general and administrative costs and non-cash compensation expense.


Gain (loss) on Sale of Available-for-Sale Securities


We recorded a gain of $1.1 million and an interest income of $0.1 million arising from the sale of available-for-sale securities during the year ended December 31, 2004.


Income Taxes


We and certain of our subsidiaries operate in the Cayman Islands and other jurisdictions where there are no taxes imposed on companies. Certain of our subsidiaries operate in Hong Kong SAR and Singapore and are subject to income taxes in their respective jurisdictions. Also, we are subject to withholding taxes for revenue earned in certain other countries.


We reported a tax provision of $0.7 million during the year ended December 31, 2004 and during the year ended December 31, 2003.


Net Income


Net income was $15.8 million during the year ended December 31, 2004, compared to a net income of $7.3 million during the year ended December 31, 2003. The improvement was mainly due to growth in revenue, increases in interest income, gain on sale of available-for-sale securities and foreign exchange gains, after charging increases in, event production costs, community costs, general and administrative costs, non-cash compensation expenses and increase in the share of profits attributable to a minority shareholder during the year ended December 31, 2004 due to profitable performance of a subsidiary, off-set partially by declines in online services development costs and amortization of software costs.

Fiscal Year 2003 Compared to Fiscal Year 2002

Revenue

During the year ended December 31, 2003, our total revenue grew to $91.7 million from $87.5 million during the year ended December 31, 2002, a growth of 5%. Our online and other media services revenue grew by $3.3 million or 4% to $87.7 million during the year ended December 31, 2003, as compared with $84.4 million during the year ended December 31, 2002. Our exhibitions or trade shows revenue grew from $2.5 million during the year ended December 31, 2002 to $3.3 million during the year ended December 31, 2003, a growth of 32%, due to launching our China Sourcing Fairs event held in the fourth quarter of 2003. This offers international buyers direct access to suppliers in China and other Asian countries. Future fairs will be held mainly in the second quarter and fourth quarter of each financial year.

We made substantial progress in developing our customer base in China, which has offset much of the decline we experienced in other markets such as Hong Kong SAR and Taiwan. Revenue from China grew by 40% dur-ing the fourth quarter of 2003 compared to the fourth quarter of 2002 making China the Company's largest market.

Operating Expenses

Sales

Sales costs consist of the commissions and marketing fees paid and incentives provided to our independent sales representative organizations as well as sales support fees for processing sales contracts. These representatives sell online services, advertisements in our trade magazines and exhibitor services and earn a commission as a percentage of revenue generated. Sales costs increased from $28.7 million during the year ended December 31, 2002 to $30.1 million during the year ended December 31, 2003, an increase of 5% due to increase in revenue of 5%.

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

Community costs consist of the costs incurred for servicing our buyer community and for marketing our products and services to the global buyer community. Community costs also include costs relating to our trade magazine publishing business, specifically printing, paper, bulk circulation, magazine subscription promotions, promotions for our on-line services, customer services costs and the event specific promotions costs incurred for promoting the China Sourcing Fairs events to the buyer community.

Community costs declined from $12.5 million during the year ended December 31, 2002 to $12.3 million during the year ended December 31, 2003, a decline of 2% due mainly to a decline in payroll costs, rental costs of premises, utilities and fees paid to third parties offset partially by an increase in buyer promotions costs.

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

Online Services Development

Online services development costs consist mainly of payroll, office rental and depreciation costs relating to the updating and maintenance of Global Sources Online.

Online services development costs to fund the updating and maintenance of our online services declined from $5.4 million during the year ended December 31, 2002 to $5.0 million during the year ended December 31, 2003, a decline of 7%. This decline resulted mainly from a decline in depreciation costs.

Non-Cash Compensation Expenses

We have issued share awards under several equity compensation plans (ECP) to both employees and team members. The total non-cash compensation expense, resulting from the ECP, recorded by us during the year ended December 31, 2003 was $1.4 million compared to $2.6 million recorded during the year ended December 31, 2002. This decline was a result of earlier share awards that were fully vested in April 2003. The corresponding amounts for the non-cash compensation expenses are credited to shareholders' equity.

Other Non-Cash Expenses

Other non-cash expenses consist mainly of amortization of software costs.

Other non-cash expenses during the year ended December 31, 2003 were $4.5 million, compared to $3.7 million for the year ended December 31, 2002.

Income from Operations

The total income from operations during the year ended December 31, 2003 was $8.8 million compared to $4.8 million during the year ended December 31, 2002. The improvement was mainly due to growth in revenue, declines in community costs, general and administrative costs, online services development costs and non-cash compensation expenses, offset partially by an increase in sales costs and amortization of software costs. Income from operations for online and other media services grew from $4.9 million during the year ended December 31, 2002 to $9.4 million during the year ended December 31, 2003, a growth of 92%. The growth resulted mainly from growth in online and other media services revenue, declines in community costs, general and administrative costs, online services development costs and non-cash compensation expenses, offset partially by an increase in sales costs and amortization of software costs.

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

Net Income

Net income was $7.3 million during the year ended December 31, 2003, compared to a net income of $4.3 million during the year ended December 31, 2002. The improvement was mainly due to growth in revenue, declines in community costs, general and administrative costs, online services development costs, non-cash compensation expenses and income taxes, offset partially by increases in sales costs, amortization of software costs, the share of profits attributable to a minority shareholder during the year ended December 31, 2003 due to profitable performance of a subsidiary and decline in interest income.

Liquidity and Capital Resources

We financed our activities for year ended December 31, 2004 using cash generated from our operations.

Net cash generated from operating activities was $21.2 million during the year ended December 31, 2004, compared to $25.3 million cash generated from operating activities during the year ended December 31, 2003. The primary source of cash from operating activities was collections from our customers received through our independent sales representative organizations.

Net cash generated from investing activities was $5.1 million during the year ended December 31, 2004, resulting mainly from the net proceeds from sale of available-for-sale securities of $25.8 million and $0.4 million proceeds from bonds which matured during the year 2004, off-set partially by $21.1 million cash used for capital expenditures, approximately $19.1 million of which was for the purchase of office premises under construction in Shenzhen, China and the remainder for computers, softwares, software development, leasehold improvements, office furniture. Net cash used for investing activities during the year ended December 31, 2003 was $10.1 million, which was used principally for $2.3 million capital expenditures for computers, softwares, software development, renovation of leasehold properties, a motor vehicle and $8.3 million net purchase of available-for-sale securities, off-set partially by $0.4 million proceeds from bonds which matured during the year 2003.

Capital expenditures during the three months period ended March 31, 2005 amounted to $0.6 million and were incurred mainly on office premises, for computers, software, reusable trade show booths and leasehold improvements. Our capital expenditures were financed using cash generated from our operations. The net book value of capital assets disposed during the year ended December 31, 2004 and the three months ended March 31, 2005 amounted to $0.04 million and $NIL, respectively.

Net cash used for financing activities was $11.3 million during the year ended December 31, 2004, which was used for repayment of amount due to a shareholder of $11.4 million off-set partially by $0.1 million received from directors for the shares subscribed by them in the Directors Purchase Plan. Net cash generated from financing activities was $0.03 million during the year ended December 31, 2003, which represents amount received from directors for the shares subscribed by them in the Directors Purchase Plan.

We hold a Documentary Credit facility with the Hongkong and Shanghai Banking Corporation Limited, for providing documentary credits to our suppliers. This facility has a maximum limit of approximately $0.6 million. As at December 31, 2004, the unutilized amount under this facility was approximately $0.4 million. Hongkong and Shanghai Banking Corporation Limited has also provided a guarantee on our behalf to our suppliers. As at December 31, 2004, such guarantee amounted to $0.003 million.

We continuously monitor collections from our customers and maintain an adequate allowance for doubtful accounts. During the fourth quarter we wrote-back $0.7 million provision for doubtful debts that we determined no longer required due to improvement in our collection performance. While credit losses have historically been within our expectations and the allowances established, if the bad debts significantly exceed our provisions, additional allowances may be required in future.

Advance payments received from customers were $30.2 million as of December 31, 2004, compared to $27.5 million as at December 31, 2003, improving our liquidity.

During the first quarter of 2004, we entered into a number of license agreements for our exhibition events amounting to $29.7 million in payments over five years. The agreements are cancelable under Force Majeure conditions, and with the consent of the other party but may be subject to a payment penalty. As of December 31, 2004, we paid $1.9 million under these agreements. The amounts paid will be expensed when the related events are held.

We also entered into several agreements for the event specific promotion of our exhibition events amounting to $3.0 million, in payments over four years. As of December 31, 2004, we paid $0.6 million under these agreements.

During the third quarter of 2004, we entered into an agreement to purchase approximately 9,000 sq meters of office space in a commercial building under construction in Shenzhen, China at a purchase price of $19.0 million, which has been fully paid. The construction is expected to be completed before end of March 2005.

On March 23, 2005 we issued 3,000,000 common shares of par value $0.01 at US$13.50 per share. The total proceeds received from this issue was approximately $38.3 million, net of the offering expenses of $2.2 million. Out of the total proceeds, $0.03 million will be included in the common share capital and the balance approximately $38.27 million will be included in additional paid in capital.

We intend to use the net proceeds from the sale of the common shares offered under this prospectus supplement, approximately $38.3 million after deducting placement agency fees and expenses, for working capital, general corporate purposes and strategic acquisitions.

The following table summarizes our contractual obligations as at December 31, 2004:


                                                            Payments due by period (in U.S. Dollars Thousands)
                                                            --------------------------------------------------
                                                                  Less than       1-3          3-5      More than
                                                      Total        1 year        years        years      5 years
                                                     ---------    ----------    --------    ---------   ---------
Contractual Obligations
Operating leases..............................       $     31          $ 31                         -           -
                                                                                        -
Liabilities for incentive and bonus plans.....            682           215           365         102           -
Purchase obligations..........................          3,522         1,878         1,644           -           -
                                                     ---------    ----------    ---------   ---------   ---------
Total.........................................       $  4,235      $ 2,124         $2,009       $ 102           -
                                                     =========    ==========    =========   =========   =========


On February 16, 2004, we announced a one for ten bonus share issue on our outstanding common shares. Shareholders of record on March 1, 2004 received one additional common share for every ten common shares held, of face value of $0.01 each. The bonus share issue was distributed on April 1, 2004. All common shares and per-share amounts in the consolidated financial statements and related notes appearing elsewhere in this annual report have been retroactively adjusted to reflect the one for ten bonus share issue for all periods presented. In addition, we have reclassified $0.026 million from additional paid in capital to common share capital in connection with the bonus share issue.

On March 1, 2005, we once again announced a one for ten bonus share issue on our outstanding common shares. Shareholders of record on March 4, 2005 will receive one additional common share for every ten common shares held, of face value of $0.01 each. The bonus share issue was distributed on April 1, 2005. All common shares and per-share amounts in the consolidated financial statements and related notes appearing elsewhere in this annual report have been retroactively adjusted to reflect the one for ten bonus share issue for all periods presented. In addition we have reclassified $0.029 million from additional paid in capital to common share capital in connection with the bonus share issue.

Recent Accounting Pronouncements

In January 2003, FASB issued FIN No. 46, "Consolidation of Variable Interest Entities." FIN 46 requires a beneficiary to consolidate a variable interest entity ("VIE") if it is the primary beneficiary of that entity. The primary beneficiary is defined as having a variable interest in a VIE that will absorb a majority of the entity's expected losses if they occur, receives a majority of the entity's expected residual returns if they occur, or both. In December 2003, FASB completed deliberations of proposed modifications to FIN 46 ("Revised Interpretations") resulting in multiple effective dates based on the nature as well as the creation date of the VIE. VIEs created after January 31, 2003, but prior to January 1, 2004, may be accounted for either based on the original interpretation or the Revised Interpretations. However, the Revised Interpretations must be applied no later than the Company's first quarter of fiscal 2004. VIEs created after December 31, 2003 must be accounted for under the Revised Interpretations. Special Purpose Entities ("SPEs") created prior to February 1, 2003, may be accounted for under the original or revised interpretation's provisions no later than the first period ended after December 15, 2003. Non-SPEs created prior to February 1, 2003, should be accounted for under the revised interpretation's provisions no later than the Company's first quarter of fiscal 2004. We believe that the adoption of FIN 46 did not have a material impact on our financial statements of position, results of operations, or cash flows.

In March 2004, the Emerging Issues Task Force ("EITF") reached a consensus on Issue No. 03-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments." EITF 03-1 provides guidance on other-than-temporary impairment models for marketable debt and equity securities accounted for under SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," and SFAS No. 124, "Accounting for Certain Investments Held by Not-for-Profit Organizations," and non-marketable equity securities accounted for under the cost method. The EITF developed a basic three-step model to evaluate whether an investment is other-than-temporarily impaired. The provisions of EITF 03-1 will be effective for interim or annual reporting periods beginning after June 15, 2004 and will be applied prospectively to all current and future investments. Quantitative and qualitative disclosures for investments accounted for under SFAS No. 115 are effective for the first annual reporting period after December 15, 2003. In September, 2004, FASB issued FSP EITF Issue "03-1-1", "Effective Date of Paragraphs 10-20 of EITF 03-1, The Meaning of Other Than Temporary Impairment", delaying the effective date for the recognition and measurement guidance of EITF 03-1, as contained in paragraphs 10-20, until certain implementation issues are addressed and a final FSP providing implementation guidance is issued. The disclosure requirements of the consensus remain in effect. The adoption of EITF 03-1 does not have a material effect on our results of operations and financial condition.

In December 2004, the FASB issued SFAS No. 123R, "Share-Based Payment" ("SFAS 123R"), a revision of SFAS No. 123, "Accounting for Stock-Based Compensation." SFAS 123R requires, among other things, measurement of all employee stock-based compensation awards using a fair value method and recording such expense in the consolidated financial statements. In April 2005, the Securities and Exchange Commission adopted a new rule that allows implementation of SFAS 123R at the beginning of next fiscal year beginning after June 15, 2005. We are currently evaluating the effect, if any, that the adoption of SFAS 123R will have on our financial statements of position, results of operations or cash flows.

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

This decline in revenue occurred due to contracts being denominated and priced in foreign currencies prior to devaluations in Asian currencies. The conversion of these contract proceeds to U.S. dollars resulted in losses and reflects the foreign exchange risk assumed by us between contract signing and the conversion of cash into U.S. dollars. We believe this risk is mitigated because historically a majority (ranging between 55% to 60%) of our revenue is denominated in U.S. dollars or is received in the Hong Kong currency which is currently pegged to the U.S. dollar and the Chinese currency, which is informally pegged to the U.S. Dollar. Correspondingly, a majority (approximately 85%) of our expenses are denominated in Asian currencies. To the extent significant currency fluctuations occur in the New Taiwan dollar, the Chinese Renminbi or other Asian currencies, or if the Hong Kong dollar is no longer pegged to the U.S. dollar, our revenue and expenses may fluctuate in tandem thus reducing the net impact on our profits.

In the years ended December 31, 2003 and 2004, we have not engaged in foreign currency hedging activities.

During the years ended December 31, 2003 and 2004, we derived more than 90% of our revenue from customers in the Asia-Pacific region. We expect that a majority of our future revenue will continue to be generated from customers in this region. Future political or economic instability in the Asia-Pacific region could negatively impact our business.

ITEM 6.  DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth information regarding the persons who are our executive officers and directors.


        Name                                        Age      Position
        ----                                        ---      --------

        Merle A. Hinrichs...................         63      Director, Chairman and Chief Executive Officer
        Eddie Heng Teng Hua.................         54      Director and Chief Financial Officer
        J. Craig Pepples....................         44      Chief Operating Officer
        Bill Georgiou.......................         60      Chief Information Officer
        Sarah Benecke.......................         48      Director
        Roderick Chalmers...................         57      Director
        Dr. H. Lynn Hazlett.................         68      Director
        David F. Jones......................         40      Director
        Jeffrey J. Steiner..................         68      Director
        James Watkins.......................         59      Director



Mr. Hinrichs has been a director since April 2000 and is currently our Chairman and Chief Executive Officer. A co-founder of the business, he was the principal executive officer of our predecessor company, Trade Media Holdings Limited, a Cayman Islands corporation wholly owned by us ("Trade Media"), from 1971 through 1993 and resumed that position in September 1999. From 1994 to August 1999, Mr. Hinrichs was chairman of the ASM Group, which included Trade Media. Mr. Hinrichs is a director of Trade Media and has also been the Chairman of the Board of Trade Media. Mr. Hinrichs graduated from the University of Nebraska and Thunderbird, the American Graduate School of International Management ("Thunderbird"). Mr. Hinrichs is a co-founder and former chairman of the Society of Hong Kong Publishers. He is a member of the board of trustees of Thunderbird and is a board member of the Economic Strategy Institute. His term as director expires in 2006.

Mr. Heng has been the Chief Financial Officer (previously entitled vice president of finance) since 1994 and has been a director since April 2000. He joined us in August 1993 as deputy to the vice president of finance. He received an MBA from Shiller International University in London in 1993, is a Singapore Certified Public Accountant, a member of the Institute of Certified Public Accountants, Singapore, and a Fellow Member of The Association of Chartered Certified Accountants in the United Kingdom. Prior to joining us, he was the regional financial controller of Hitachi Data Systems, a joint venture between Hitachi and General Motors. His term as director expires in 2007.

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

Ms. Benecke has been a director since April 2000, and, since 1993, has been a director of Trade Media Holdings Ltd. Ms. Benecke was our principal executive officer from January 1994 through August 1999. She joined us in May 1980 and served in numerous positions, including publisher from 1988 to December 1992 and chief operating officer in 1993. Since September 1999, Ms. Benecke has been a consultant to Publishers Representatives, Ltd. (Hong Kong), a subsidiary of our company. Ms. Benecke is also a director of Hintak Ltd. (Hong Kong). She graduated with a B.A. from the University of New South Wales, Australia. Her term as director expires in 2007.

Mr. Chalmers has been a director since October 2000. He has been the Chairman of the Board of Directors of the Bank of Valetta, Malta Banking since 2004. He was chairman, Asia-Pacific, of PricewaterhouseCoopers LLP ("PwC") and a member of PwC's Global Management Board from 1998 until his retirement in July 2000. He is a 30-year veteran with PwC's merger partner Coopers & Lybrand with specialist experience in the securities industry. He has at various times been a non-executive director of the Hong Kong SAR Securities and Futures Commission, a member of the Takeovers and Mergers Panel, and chairman of the Working Group on Financial Disclosure. He is a director of Gasan Group Limited (Malta) and Gasan Mamo Insurance Co. Limited (Malta). His term as director expires in 2006.

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

Mr. Jones has been a director since April 2000. Mr. Jones was an executive at MacQuarie Direct Investment, a venture capital firm in Sydney, Australia from 1994 to August 1999. He founded and ran UBS Capital in Australia from July 1999 to September 2002. He is currently a director of the following companies: Castle Harlan Australian Mezzanine Partners Pty. Limited, an Australian buyout firm; Otowa Pty Ltd.; Sheridan Australia Pty Ltd.; Austar United Ltd.; New Price Retail; and Penrice Soda Products Pty Ltd. Mr. Jones has an MBA from Harvard Business School and is a mechanical engineering graduate from the University of Melbourne. Mr. Jones serves on the compensation committees of Sheridan Australia Pty Ltd., Austar United Ltd. And New Price Retail, and serves on the audit committee of Austar United Ltd. His term as director expires in 2005.

Mr. Steiner has been a director since November 1999. Mr. Steiner also has been a director of The Fairchild Corporation ("Fairchild") since 1985. He has been the chairman of the board and chief executive officer of Fairchild from December 1985 to the present. Mr. Steiner was president of Fairchild from July 1991 to September 1998. His term as director expires in 2006.

In 2003, Mr. Jeffrey Steiner was convicted in France on a charge of unjustified use (in 1990) of the corporate funds of Elf Acquitaine, which is a criminal offense in France. Mr. Steiner was given a suspended sentence of one year and ordered to pay a fine of (euro)500,000 by the French court. The French Court has since ordered that

(euro)259,000 of the (euro)500,000 fine assessed against Mr Steiner be withdrawn from a part of the surety (caution) previously deposited by Fairchild in the Court.

In November 2004, Mr. Jeffrey Steiner was named in Noto v. Steiner, et al., and Barbonel v. Steiner, et al., in the Court of Chancery of the State of Delaware in and for New Castle County, Delaware. The plaintiffs in these actions are shareholders of Fairchild and purport to bring actions derivatively on behalf of Fairchild, claiming, among other things, that Fairchild executive officers have received excessive pay and perquisites in violation of fiduciary duties to Fairchild. The complaints name Mr. Steiner, as well as all of Fairchild's directors, as defendants.

Mr. Watkins was appointed as a Casual Director on February 28, 2005. Mr. Watkins was a Director and Group General Counsel of the Jardine Matheson Group in Hong Kong from 1997 until 2003. He was Group Legal Director of Schroeders plc in 1996-1997 and of Trafalgar House plc from 1994-1996. He was previously a partner and solicitor in the London and Hong Kong offices of Linklaters from 1975 to 1994. He currently is a non-executive Director of Mandarin Oriental International Ltd, Jardine Cycle & Carriage Ltd, MCL Land Ltd and Advanced Semiconductor Manufacturing Corporation Ltd and is a member of the Audit Committees of Jardine Cycle & Carriage Ltd and MCL Land Ltd and the Chairman of the Audit Committee of Advanced Semiconductor Manufacturing Corporation Ltd. Mr Watkins has a law degree from the University of Leeds (First Class Hons.). If his appointment is confirmed at the Annual General Meeting, his regular term as director will expire in 2008.

Compensation

For the year ended December 31, 2004, we and our subsidiaries provided our nine directors and executive officers as a group aggregate remuneration, pension contributions, allowances and other benefits of approximately $2,483,057 including the non-cash compensation of $192,143 associated with the share award and ECP plans. Of that amount, $150,000 was paid under a performance based, long-term discretionary bonus plan which we implemented in 1989 for members of our senior management. Under the plan, members of senior management may, at our discretion, receive a long-term discretionary bonus payment. The awards, which are payable in either five or ten years time, are paid to a member of senior management if his or her performance is satisfactory to us. There are four current members of senior management and three former members of senior management who may receive payments on maturity.

In 2004, we and our subsidiaries incurred $29,173 in costs to provide pension, retirement or similar benefits to our respective officers and directors pursuant to our retirement plan and pension plan.

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

Board Practices

Our board of directors consists of seven members divided into three classes, the terms of which expire at the general meeting of shareholders to be held in each year indicated above. Each director holds office until his or her term expires and his or her successor has been elected and qualified. At each general meeting of shareholders, directors nominated to a class with a term that expires in that year will be elected for a three-year term. Executive officers serve at the discretion of the board of directors. Officers are elected at the annual meeting of the directors held immediately after the annual general meeting of shareholders. Our executive officers have, on average, 17 years of service with us. Directors receive a cash fee of $10,000 per year, plus an additional $2,500 for each board meeting attended.

Committees of the Board of Directors

We have established an audit committee and an executive committee of our board of directors. The audit committee recommends the appointment of auditors, oversees accounting and audit functions and other key financial matters of our company. The audit committee meets four times a year. David Jones, Roderick Chalmers and Lynn Hazlett are the members of the audit committee and the board of directors determined that Mr. Chalmers is an audit committee financial expert as defined under appropriate SEC guidelines. The executive committee acts for the entire board of directors between board meetings. Merle Hinrichs and Eddie Heng are the members of the executive committee.

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

Employees

As of December 31, 2004, we had 509 employees worldwide, the majority of whom work in management, technical or administrative positions. We consider our employee relationships to be satisfactory. Our employees are not represented by labor unions and we are not aware of any attempts to organize our employees.

The following summarizes the approximate number of employees and independent contractors by function:


                                                                                     Independent
Function                                                              Employees      Contractors         Total
--------                                                              ---------      -----------         -----
Content Development...........................................            129               286           415
Corporate Human Resources & Administration....................             37                36            73
Corporate Marketing...........................................             10                36            46
Community Development.........................................             99                23           122
Sales.........................................................             12             1,017         1,029
Electronic Commerce Services..................................              6                 0             6
Information System Department.................................            121                22           143
Corporate Accounts............................................             61                54           115
Office of the CEO, COO, CIO...................................             10                 0            10
Legal and Group Secretarial...................................              4                 4             8
Conference & Trade Show Services..............................             20                30            50
                                                                      ---------      -----------        ------
      Total...................................................            509             1,508         2,017
                                                                      =========      ===========        ======


Share Ownership

Information on the ownership of our Common Shares is given under Item 7, Major Shareholders and Related Party Transactions.

Equity Compensation Plans

We established The Global Sources Employee Equity Compensation Trust (the "Trust") on December 30, 1999. The Trust is administered by Appleby Trust (Bermuda) Ltd (previously known as "Harrington Trust Limited"), as trustee. The purpose of the Trust is to administer monies and other assets contributed to the trustee for the establishment of equity compensation and other benefit plans, including the equity compensation plans described below. The number of shares that may be sold pursuant to these plans is limited to the number of our shares held by the Trust. Following our takeover of Trade Media on April 14, 2000, the Trade Media shares were exchanged for our common shares. These Trade Media shares currently represent our common shares. As of December 31, 2004 after adjustment to reflect the bonus shares issue on April 1, 2005 as discussed in
Note 29 to our consolidated financial statements included elsewhere in this document, the Trust holds 2,508,146 of our common shares. The Trust has informed us that it does not intend to acquire any additional shares. In exercising its powers, including the voting of securities held in the Trust, the trustee may be directed by a plan committee, selected by the board of directors of one of our wholly owned subsidiaries.

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

The Equity Compensation Plan committee approved the awards of common shares under ECP IV and ECP V on January 23, 2001. The Equity Compensation Plan Committee approved additional awards of common shares under ECP IV on April 1, 2001, July 1, 2001 and August 29, 2001and under ECP V in January 2002 and on January 2, 2004.

The non-cash compensation expenses associated with the above awards under ECP IV and ECP V of approximately $3,232,000 and $2,273,000, respectively, are recognized over the five year vesting term from the respective award dates.

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

The Equity Compensation Plan committee approved the ECP VI on March 13, 2001 and made awards of common shares under the plan on various dates during the year 2001 and 2002 and on July 28, 2004.

The non-cash compensation expenses associated with the awards in accordance with ECP VI totaling approximately $1,002,000 are recognized over the five year vesting term from the respective award dates.

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

The Equity Compensation Plan committee approved the awards of common shares under ECP VII in January 2002 and made further awards on March 31, 2003, on June 19, 2003 and on January 2, 2004. The non-cash compensation expenses associated with the above awards under ECP VII of approximately $5,352,000 are recognised over the six year vesting term from the respective award dates.

Directors Purchase Plan

A 2000 Non-Employee Directors Share Option Plan was approved on October 26, 2000 by our shareholders. Each eligible director on the date of the first board meeting of each calendar year, commencing in 2001, receives the grant of an option to purchase 24,200 common shares on that date. The options granted are subject to such terms and conditions as determined by the board of directors at the time of the grant.

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

Full payment must be made upon exercising the option. The award vests over four years with one quarter of the shares vesting each year. Upon resignation of an eligible director, all unvested shares are forfeited and the option price received for the forfeited unvested shares is refunded. Only one director accepted the offer for the 24,200 shares granted under the option on February 10, 2001. On February 28, 2002, 2003, 2004 and 2005, we issued to the director 6,050, 6,050, 6,050 and 6,050 of our common shares, respectively, that vested on those dates, adjusted to reflect the bonus share issues discussed in Note 27 and
Note 29 to the consolidated financial statements. As of December 31, 2004, $164,300 from the proceeds of this plan was included in additional paid in capital.

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

As per the terms of the Directors Purchase Plan, Directors purchasing the shares under the plan in year 2004 pay 10% of the purchase price which is the average closing price of the shares for the last five trading days of year 2003, on or before February 28, 2004. The balance of 90% is paid by February 28, 2008 and the shares will be issued thereafter. The resignation of a director following his or her purchase of the shares and payment of the 10% initial installment shall not cause a forfeiture of the purchased shares. Six directors opted to purchase 20,000 shares each and one director opted to purchase part of the 20,000 shares. The amount of $92,069 received towards the 10% of the purchase price was included in the additional paid in capital.

As per the terms of the Directors Purchase Plan, Directors purchasing the shares under the plan in year 2005, pay 10% of the purchase price which is the average closing price of the shares for the last five trading days of the year 2004, on or before February 28, 2005. The balance of 90% is paid by February 28, 2009 and the shares will be issued thereafter. The resignation of a Director following his or her purchase of the shares and payment of the 10% initial installment shall not cause a forfeiture of the purchased shares. Five directors opted to purchase 20,000 shares each. The amount of $118,156 received towards the 10% of the purchase price will be included in the additional paid in capital.

     ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

The following table sets forth information about those persons who hold more than 5% of our common shares and the share ownership of our directors and officers as a group. The information is based upon our knowledge of the share ownership of such persons on May 1, 2005.

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

On November 27, 2003, Merle A. Hinrichs acquired 16,537,231 of our common shares, after adjustment to reflect the share split resulting from our two bonus share distributions of one share for every ten shares held as of March 1, 2004 and as of March 4, 2005, representing 51.9% of the outstanding common shares, from Hung Lay Si Co. Ltd. As a result, Mr. Hinrichs owns approximately 61.4% of our outstanding common shares. As consideration for the purchase of the common shares, Mr. Hinrichs agreed to pay Hung Lay Si Co. Ltd. the purchase price of $109,337,056 payable on November 27, 2013. Mr. Hinrichs has granted to Hung Lay Si Co. Ltd. a security interest in all 16,537,231 common shares he purchased pending payment of the consideration. A copy of the purchase agreement and security agreement was filed by Mr. Hinrichs with the SEC on Schedule 13D on December 8, 2003, and jointly by the Trust and Hung Lay Si Co. Ltd. on Schedule 13D/A on the same day, and reference is made to those filings for the complete terms of the transaction. The agreements provide that in the event of cash dividends declared and paid by us, Mr. Hinrichs will pay to Hung Lay Si Co. Ltd. 50% of the dividends for any of the common shares purchased by Mr. Hinrichs that remain subject to Hung Lay Si Co. Ltd.'s security interest in the shares. If Mr. Hinrichs wishes to transfer or sell any shares subject to those agreements to someone other than Hung Lay Si Co. Ltd., Hung Lay Si Co. Ltd. has a right of first refusal to offer to purchase those shares. If Hung Lay Si Co. Ltd. waives its right to purchase the shares, upon consummation of a sale to the other person, at least 80% of the proceeds of the sale will be applied to the payment of the purchase price. Hung Lay Si Co. Ltd. may also be deemed, under Securities and Exchange Commission rules, to be a beneficial owner of the shares in which it has a right of first refusal and a security interest.


                                                                   Common Shares Beneficially Owned
                                                                   --------------------------------
Name of Beneficial Owner                                              Shares               Percentage
------------------------                                              ------               ----------
Merle A. Hinrichs........................................             21,411,854               61.43%
Hung Lay Si Co. Ltd......................................              2,865,591                8.22%
Appleby Trust (Bermuda) Ltd. (previously know as
   "Harrington Trust Limited")...........................              2,453,183                7.03%

Jeffrey J. Steiner (1)...................................                409,544                1.18%
Eddie Heng Teng Hua......................................                      *                *
J. Craig Pepples.........................................                      *                *
Bill Georgiou............................................                      *                *
Sarah Benecke............................................                      *                *
David F. Jones...........................................                      *                *
Roderick Chalmers........................................                      *                *
Dr. H. Lynn Hazlett......................................                      *                *
James Watkins............................................                      *                *
All officers and directors as a group (10 persons).......             21,946,161               62.97%


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

At May 1, 2005, we believe that 6,842,786 of our shares or 19.63%, were beneficially owned by U.S. holders and there were 815 shareholders of record in the U.S.

Mr. Merle A. Hinrichs, our Chairman and Chief Executive Officer, beneficially owns approximately 61.43% of our common shares and is deemed our controlling shareholder.

Our major shareholders do not have different voting rights. We do not know of any arrangement which may at a subsequent date result in a change in control of our company.

Related Party Transactions

During the year 2004, we have fully repaid the $11,404,000 in obligations due to Hung Lay Si Co. Ltd, our former controlling shareholder and the amount owed as at December 31, 2004 was $NIL.

We have extended loans to some of our employees for the sole purpose of financing the purchase or lease of a residence. The loans for the purchase of a residence are secured by that residence, bear interest at a rate of LIBOR plus 2 to 3%, generally have a term of ten years and become due and payable immediately upon the termination of the employee's employment. The loans for the lease of a residence are unsecured, interest free and are repayable in equal monthly installments over the period of the lease, which is typically less than or equal to 12 months. The maximum loan amounts are limited to the lower of the aggregate of two years' gross compensation of the borrower or $500,000. The loans were made upon terms and subject to conditions that are more favorable to the borrowers than those that would customarily be applied by commercial lending institutions in the borrower's country of employment. Since the beginning of 2000, the largest aggregate amount of indebtedness of Mr. Pepples to us, outstanding at any time during such period, was approximately $32,233. Mr. Pepples has repaid his loan in full in November 2002. Mr. Pepples' loan was interest free and unsecured. Except for the aforementioned loan, there were no other loans due from our directors and executive officers as at December 31, 2002, 2003 and 2004. We do not expect to extend loans to our directors or executive officers to the extent such loans would be prohibited by the Sarbanes-Oxley Act of 2002.

We lease approximately 90,327 square feet of our office facilities from companies controlled by a wholly-owned subsidiary of Hung Lay Si Co. Ltd. under cancelable and non-cancelable operating leases and incur building maintenance services fees to our former affiliated companies. We incurred rental, building services expenses and reimbursement of membership fees for use of club memberships of $747,553 during the year ended December 31, 2004. We also receive legal, treasury management consultancy services and investment consultancy services from wholly-owned subsidiaries of Hung Lay Si Co. Ltd. The expenses incurred for these services during the year ended December 31, 2004 was $264,500.

For further information on these transactions, see the notes to our audited consolidated financial statements included elsewhere in this annual report.

We believe these transactions are commercially reasonable in the jurisdictions where we operate and for our employees where they reside or work.

     ITEM 8. FINANCIAL INFORMATION

Consolidated statements and other financial information

                      GLOBAL SOURCES LTD. AND SUBSIDIARIES

                   Index to Consolidated Financial Statements
                                December 31, 2004

                                                                       Page

Report of Independent Registered Public Accountants.................    48
Consolidated Balance Sheets.........................................    49
Consolidated Statements of Income...................................    50
Consolidated Statements of Cash Flows...............................    51
Consolidated Statement of Shareholders' Equity......................    52
Notes to Consolidated Financial Statements..........................  53 - 75

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS

To the Board of Directors and Shareholders of Global Sources Ltd.

We have audited the accompanying consolidated balance sheets of Global Sources Ltd. (a company incorporated under the laws of Bermuda) and its subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Global Sources Ltd. and its subsidiaries as of December 31, 2004 and 2003, and the consolidated results of their operations and cash flows for each of the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

/s/  ERNST & YOUNG


Singapore
March 15, 2005


                      GLOBAL SOURCES LTD. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS

     (In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

                                                                                    At December 31    At December 31
                                                                                    --------------    --------------
                                                                                        2003              2004
                                                                                    --------------    --------------

                                     ASSETS
                                     ------
Current Assets:
   Cash and cash equivalents................................................         $   26,227       $   41,195
   Available-for-sale securities............................................             35,140           10,172
   Accounts receivable, net.................................................              4,507            5,147
   Receivables from sales representatives...................................              3,883            3,407
   Inventory of paper.......................................................                703              750
   Prepaid expenses and other current assets................................              1,883            2,926
                                                                                    --------------    --------------
                  Total Current Assets.......................................            72,343           63,597
                                                                                    --------------    --------------
Property and equipment, net.................................................              7,870           24,902
Long term investments.......................................................                100              100
Bonds held to maturity, at amortized cost...................................                992              666
Other assets................................................................              1,236            3,260
                                                                                    --------------    --------------
                  Total Assets..............................................         $   82,541       $   92,525
                                                                                    ==============    ==============
                      LIABILITIES AND SHAREHOLDERS' EQUITY
                      ------------------------------------
Current Liabilities:
   Accounts payable.........................................................         $    4,432       $    4,798
   Deferred income and customer prepayments.................................             27,454           28,775
   Accrued liabilities......................................................              5,803            5,921
   Income taxes payable.....................................................                804              384
                                                                                    --------------    --------------
                  Total Current Liabilities.................................             38,493           39,878
                                                                                    --------------    --------------
Liabilities for incentive and bonus plans...................................                682              467
Deferred income and customers prepayments - long term.......................                 --            1,420
Amount due to a shareholder.................................................             11,404               --
Minority interest...........................................................              3,684            4,910
Deferred tax liability......................................................                298              327
                                                                                    --------------    --------------
                  Total Liabilities.........................................             54,561           47,002
                                                                                    --------------    --------------
Shareholders' Equity:
   Common shares, US$0.01 par value; 50,000,000 shares authorized;
       31,847,414 (2003:  31,841,364) shares issued and outstanding.........                318              319
   Additional paid in capital...............................................             81,896           86,373
   Retained deficit.........................................................            (50,346)         (34,577)
   Less:  Unearned compensation.............................................             (4,563)          (6,831)
   Accumulated other comprehensive income...................................                675              239
                                                                                    --------------    --------------
                  Total Shareholders' Equity................................             27,980           45,523
                                                                                    --------------    --------------
       Total Liabilities and Shareholders' Equity...........................          $  82,541        $  92,525
                                                                                    ==============    ==============

   The accompanying notes are an integral part of these financial statements.



                      GLOBAL SOURCES LTD. AND SUBSIDIARIES
                        CONSOLIDATED STATEMENTS OF INCOME

     (In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

                                                                             Year Ended December 31,
                                                                   ----------------------------------------------
                                                                      2002             2003             2004
                                                                   -----------      -----------      ------------
Revenue:
   Online and other media services........................         $    84,400      $    87,685      $    92,325
   Exhibitions............................................               2,455            3,327           13,010
   Miscellaneous..........................................                 631              657              511
                                                                   -----------      -----------      ------------
                                                                        87,486           91,669          105,846
                                                                   -----------      -----------      ------------
Operating Expenses:
   Sales..................................................              28,659           30,113           29,956
   Event production.......................................                 933              930            3,774
   Community..............................................              12,481           12,331           16,967
   General and administrative.............................              28,885           28,682           31,252
   Online services development............................               5,378            4,960            4,232
   Non-cash compensation expense (Note a).................               2,564            1,419            2,117
   Amortization of intangibles/software costs.............               3,740            4,453            1,480
                                                                   -----------      -----------      ------------
Total Operating Expenses..................................              82,640           82,888           89,778
                                                                   -----------      -----------      ------------
Income from Operations....................................               4,846            8,781           16,068
                                                                   -----------      -----------      ------------
   Interest income........................................                 439              122              219
   Gain (loss) on sale of available-for-sale securities...                  --              (40)           1,120
   Foreign exchange gains (losses), net...................                  50               --              240
                                                                   -----------      -----------      ------------
Income before Income Taxes................................               5,335            8,863           17,647
Income Tax Provision......................................                (720)            (668)            (651)
                                                                   -----------      -----------      ------------
Net Income before Minority Interest.......................         $     4,615      $     8,195      $    16,996
                                                                   -----------      -----------      ------------
Minority interest.........................................                (308)            (861)          (1,227)
                                                                   -----------      -----------      ------------
Net Income................................................         $     4,307      $     7,334      $    15,769
                                                                   ===========      ===========      ============
Basic net income per share................................         $      0.14      $      0.23      $      0.50
                                                                   ===========      ===========      ============
Shares used in basic net income per share calculations
   (Note 2(u))............................................          31,834,353       31,840,403       31,846,439
                                                                   ===========      ===========      ============
Diluted net income per share..............................         $      0.14      $      0.23      $      0.49
                                                                   ===========      ===========      ============
Shares used in diluted net income
   per share calculations (Note 2(u)).....................          31,834,353       31,861,780       31,934,079
                                                                   ===========      ===========      ============


Note: a. Reflects the non-cash compensation expenses associated with the employee equity compensation plans. Approximately $626 (2003: $323, 2002:
     $623) represents sales expenses, $93 (2003: $96, 2002: $238) represents community, $1,066 (2003: $691, 2002: $1,179) represents general and administrative and $332 (2003: $309, 2002: $524) represents online services development expenses.

   The accompanying notes are an integral part of these financial statements.


                      GLOBAL SOURCES LTD. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                           (In U.S. Dollars Thousands)

                                                                                  Year Ended December 31,
                                                                          ----------------------------------------
                                                                             2002           2003          2004
                                                                          ----------      ---------     ----------
Cash flows from operating activities:
  Net income.......................................................        $   4,307      $   7,334     $  15,769
Adjustments to reconcile net income to net cash provided by
operating activities:
  Depreciation and amortization....................................            8,989         8,509          4,052
  Profit on sale of property and equipment.........................               (1)           (7)            (1)
  Accretion of U.S. Treasury strips zero % coupon..................              (99)          (74)           (57)
  (Gain) loss on sale of available-for-sale securities.............               --            40         (1,120)
  Interest income on available-for-sale securities ................               --            --            (92)
  Bad debt expense.................................................              670           202           (716)
  Non-cash compensation expense....................................            2,564         1,419          2,117
  Income attributable to minority shareholder......................              308           861          1,227
  Property and equipment written off...............................              153            12             26
                                                                          ----------      ---------     ----------
                                                                              16,891        18,296         21,205
Changes in assets and liabilities:
  Accounts receivables.............................................              871          (540)            76
  Receivables from sales representatives...........................           (2,223)         (951)           476
  Receivables from related party sales representatives.............            2,900            --             --
  Inventory of paper...............................................              311          (158)           (47)
  Prepaid expenses and other current assets........................              (25)         (742)        (1,108)
  Long term assets.................................................              118          (155)        (2,024)
  Accounts payable.................................................              659           148            366
  Accrued liabilities and liabilities for incentive and bonus plans             (175)           99            (97)
  Deferred income and customer prepayments.........................            1,137         9,195          2,741
  Tax liability....................................................              198           131           (391)
                                                                          ----------      ---------     ----------
       Net cash provided by operating activities...................           20,662        25,323         21,197
                                                                          ----------      ---------     ----------

Cash flows from investing activities:
  Purchase of property and equipment...............................           (4,193)       (2,307)       (21,111)
  Proceeds from sales of property and equipment....................                3            32              2
  Proceeds from matured bonds......................................              450           440            383
  Purchase of available-for-sale securities........................          (26,199)      (19,300)      (131,444)
  Proceeds from sale of available-for-sale securities..............                --        11,000        157,253
                                                                          ----------      ---------     ----------
       Net cash generated from (used for) investing activities.....          (29,939)      (10,135)         5,083
                                                                          ----------      ---------     ----------

Cash flows from financing activities:
  Repayment of amount due to a shareholder.........................               --            --        (11,404)
  Amount received towards directors purchase plan..................               50            30             92
                                                                          ----------      ---------     ----------
       Net cash (used for) generated from financing activities.....               50            30        (11,312)
                                                                          ----------      ---------     ----------

Net increase (decrease) in cash and cash equivalents...............           (9,227)       15,218         14,968
Cash and cash equivalents, beginning of the year...................           20,236        11,009         26,227
                                                                          ----------      ---------     ----------
Cash and cash equivalents, end of the year.........................      $    11,009      $ 26,227      $  41,195
                                                                          ==========      =========     ==========

Supplemental cash flow disclosures:
  Income tax paid..................................................      $       522      $    537      $   1,042
                                                                          ==========      =========     ==========



   The accompanying notes are an integral part of these financial statements.


                      GLOBAL SOURCES LTD. AND SUBSIDIARIES
                 CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

              (In U.S. Dollars Thousands, Except Number of Shares)

                                             Common shares
                                        ---------------------------
                                                                                                           Accumulated
                                                                                                           other         Total
                                                                  Additional                    Unearned   compre-      share
                                        Number of                  paid in        Retained       compen-   hensive      holders'
                                         shares        Amounts     capital        deficit        sation    income       equity
                                         ------        -------     -------        -------        ------    ------       ------
Balance at December 31, 2001.....      31,829,264      $   318    $  80,141       $ (61,987)     $(6,871)         --     $ 11,601
Net income.......................              --           --           --           4,307           --          --     $  4,307
Non-cash compensation expense....              --           --          240              --           --          --     $    240
Unearned compensation............              --           --           --              --        2,324          --     $  2,324
Amount received towards directors
  - purchase plan................              --           --           50              --           --          --     $     50
Issuance of shares under directors
  - purchase plan................           6,050           --           --              --           --          --           --
                                       ----------      -------    ---------       ---------      -------    --------     ---------
Balance at December 31, 2002.....      31,835,314      $   318    $  80,431       $ (57,680)     $(4,547)         --     $ 18,522
Net income.......................              --           --           --           7,334           --          --     $  7,334
Non-cash compensation expense....              --           --        1,435              --           --          --     $  1,435
Unearned compensation............              --           --           --              --          (16)         --     $    (16)
Amount received towards directors
  - purchase plan................              --           --           30              --           --          --     $     30
Issuance of shares under directors
  -  purchase plan...............           6,050           --           --              --           --          --           --
Loss realized on sale of
  available-for-sale securities,
  net of income tax of $NIL .....              --           --           --              --           --          40     $     40
Unrealized gain on
  available-for-sale securities,
  net of income tax of $NIL......             --           --           --              --           --          635    $     635
                                       ----------      -------    ---------       ---------      -------    --------    ---------
Balance at December 31, 2003.....      31,841,364      $   318    $  81,896       $ (50,346)     $(4,563)   $    675     $ 27,980
Net income.......................              --           --           --          15,769           --          --     $ 15,769
Non-cash compensation expense....              --           --        4,386              --           --          --     $  4,386
Unearned compensation............              --           --           --              --       (2,268)         --     $ (2,268)
Amount received towards directors
  - purchase plan................              --           --           92              --           --          --     $     92
Issuance of shares under directors
  - purchase plan................           6,050            1           (1)             --           --          --           --
Gain, interest income realized on
  sale of available-for-sale
  securities, net of income tax of
  $NIL ..........................             --           --           --              --           --       (1,212)    $ (1,212)
Unrealized gain on
  available-for-sale securities,
  net of income tax of $NIL.....              --           --           --                           --          776    $     776
                                       ----------      -------    ---------       ---------      -------    --------    ---------
Balance at December 31, 2004.....      31,847,414      $   319    $  86,373       $ (34,577)     $(6,831)   $    239     $ 45,523
                                       ==========      =======    =========       =========      =======    ========    =========


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

     Realized gains and losses and declines in values judged to be other-than-temporary on available-for-sale securities are included in the statement of income. Other-than-temporary is determined through the assessment of the Company's ability and intent to hold the investment, extent and duration of the impairment, and the forecasted recovery of fair value. The cost of securities sold is based on the average cost method.

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

     (ii) Depreciation on property and equipment is calculated to amortize their cost on a straight-line basis over their estimated useful lives as follows:

          Fixtures, fittings and office equipment...........    5 years
          Leasehold improvements............................    5 years
          Motor vehicles....................................    5 years
          Computer equipment and software...................    3 years

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

          The Company expensed $64, $38 and $241 during the years ended December 31, 2002, 2003 and 2004, respectively, for the costs incurred prior to the establishment of the technological feasibility with respect to the development of products to be sold, leased or otherwise marketed.

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

         Intangible Assets, net:

                                                       At December 31,
                                                 --------------------------
                                                    2003            2004
                                                 -----------    -----------
         Goodwill.............................   $       654    $       654
         Copyrights...........................         3,706          3,706
                                                 -----------    -----------
                                                       4,360          4,360
         Less:  Accumulated amortization......        (4,360)        (4,360)
                                                 -----------    -----------
                                                 $        --    $        --
                                                 ===========    ===========

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

(i)  Impairment of Long-lived Assets

     The Company reviews the carrying value of its long-lived assets based upon a cash flow basis and will recognize an impairment whenever events or changes in circumstances indicate the carrying amount of the assets may not be fully recoverable. The impairment loss is measured based on the difference between the carrying amount of the asset and its fair value. There was no impairment of the Company's property and equipment as of December 31, 2004.

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

                      GLOBAL SOURCES LTD. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     (In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

     Revenues from advertising in trade magazines and websites are recognized ratably over the period in which the advertisement is displayed. Advertising contracts do not exceed one year. Revenue from sales of trade magazines is recognized upon delivery of the magazine. Magazine subscriptions received in advance are deferred and recognized as revenue upon delivery of the magazine. Revenue from the provision of maintenance service is deferred and recognized ratably over the maintenance service period. Revenue from organizing exhibitions and business seminars is recognized at the conclusion of the event and the related direct event production costs are deferred and recognized as expenses upon conclusion of the event.

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

     As of December 31, 2001, the boards of directors of eight of these sales representative companies each included a director nominated by the Company to monitor the receivables collected from the Company's clients by these related party sales representatives, and to monitor any changes to the authorized signatories of the depository bank accounts. The nominated directors were employees of the Company. The Company and the nominated directors did not have any interest in the share capital of these related party sales representatives companies. However as of December 31, 2002, 2003 and 2004, the Company does not have any nominated directors on the board of directors of any of the Company's sales representative companies. Approximately $9,986, $NIL and $NIL of the commissions and marketing fees expense was associated with these related party sales representative companies for 2002, 2003 and 2004, respectively.

(l)  Advertising Expenses

     Advertising expenses are expensed as incurred. The Company recorded advertising expenses of $161, $244 and $1,551 during the years ended December 31, 2002, 2003 and 2004, respectively.

(m)  Operating Leases

     The Company leases certain office facilities under cancelable and non-cancelable operating leases. Rentals under operating leases are expensed on a straight-line basis over the life of the leases.

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

(o)  Retirement Contributions

     The Company operates a number of defined contribution retirement plans. Contributions are based on a percentage of each eligible employee's salary and are expensed as the related salaries are incurred.

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

(q)  Minority Interest

     In 2000, the Company entered into an agreement with CMP Media Inc., through United Professional Media B.V. (previously known as United Business Media B.V.), a subsidiary of United News and Media plc. (CMP) to set-up a corporation (eMedia Asia Ltd.) to provide new technology content, media and e-commerce services to the electronics technology market in Asia. The Company holds a 60.1% controlling equity interest in eMedia Asia Ltd. and consolidates the results of operations. As part of obtaining its 39.9% interest, CMP has committed to pay $6,000 and interest thereon to the Company upon the payment of specified future dividends of eMedia Asia Ltd. Pursuant to an internal restructuring within the CMP group, United Professional Media B.V.'s 39.9% interest in eMedia Asia Ltd. and associated obligations were novated and assigned to UBM Asia B.V. (another subsidiary within the CMP group) in October 2003. Due to the contingent nature of the payment, the Company did not record in its balance sheet the promissory note receivable of $6,000 due from CMP and no interest income was accrued as at December 31, 2004, 2003 and 2002. The minority interest liability of $4,910 and $3,684 at December 31, 2004 and 2003, respectively, reflects CMP's proportionate interest of the net book value of eMedia Asia Ltd.

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

     The financial statements of the subsidiaries reporting in their respective local currencies are translated into U.S. dollars for consolidation as follows: assets and liabilities at the exchange rate as of the bal-

                      GLOBAL SOURCES LTD. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     (In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

     ance sheet date, shareholders' equity at the historical rates of exchange, and income and expense amounts at the average monthly exchange rates. The cumulative translation differences were not material as of December 31, 2003 and 2004.

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

     The Company identifies its operating segments based on business activities, management responsibility and geographic location. The Company has two reportable segments: online and other media services and exhibitions.

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


     Accumulated other comprehensive income consists of the following:


                                                                             Year Ended December 31,
                                                                   ---------------------------------------------
                                                                     2002             2003             2004
                                                                   -----------    -----------       ------------
         Unrealized gain on available-for-sale securities,
            net of income tax of $NIL...........................   $    --        $     635         $     1,451
         (Gain) loss realized on sale of available-for-sale
            securities, net of income tax of $NIL...............   $    --        $      40         $    (1,212)
                                                                   -----------    -----------       ------------
         Accumulated other comprehensive income.................   $    --        $     675         $       239
                                                                   ===========    ===========       ============


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

                      GLOBAL SOURCES LTD. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     (In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)


     The following table reconciles the number of shares utilized in the net income per share calculations:


                                                                           Year Ended December 31,
                                                              ------------------------------------------------
                                                                   2002             2003             2004
                                                              -------------    -------------    --------------
         Net income.......................................    $       4,307    $       7,334    $      15,769
                                                              =============    =============    ==============
         Basic net income per share.......................    $        0.14    $        0.23    $        0.50
                                                              =============    =============    ==============
         Diluted net income per share.....................    $        0.14    $        0.23    $        0.49
                                                              =============    =============    ==============
         Weighted average common shares outstanding,
           used in basic net income per share calculation.       31,834,353       31,840,403       31,846,439
         Effect of dilutive shares........................               --           21,377           87,640
                                                              -------------    -------------    --------------
         Weighted average common shares outstanding,
            used in diluted net income per share
            calculation...................................       31,834,353       31,861,780       31,934,079
                                                              =============    =============    ==============

         Antidilutive share options.......................           96,000           10,500               --


     Antidilutive share options had exercise prices greater than the average market price during the year.

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

(x)  Recent Accounting Pronouncements

     In January 2003, FASB issued FIN No. 46, "Consolidation of Variable Interest Entities." FIN 46 requires a beneficiary to consolidate a variable interest entity ("VIE") if it is the primary beneficiary of that entity. The primary beneficiary is defined as having a variable interest in a VIE that will absorb a majority of the entity's expected losses if they occur, receives a majority of the entity's expected residual returns if they occur, or both. In December 2003, FASB completed deliberations of proposed modifications to FIN 46 ("Revised Interpretations") resulting in multiple effective dates based on the nature as well as the creation date of the VIE. VIEs created after January 31, 2003, but prior to January 1, 2004, may be accounted for either based on the original interpretation or the Revised Interpretations. However, the Revised Interpretations must be applied no later than the Company's first quarter of fiscal 2004. VIEs created after December 31, 2003 must be accounted for under the Revised Interpretations. Special Purpose Entities ("SPEs") created prior to February 1, 2003, may be accounted for under the original or revised interpretation's provisions no later than the first period ended after December 15, 2003. Non-SPEs created prior to February 1, 2003, should be accounted for under the revised interpretation's provisions no later than the Company's first quarter of fiscal 2004. We believe that the adoption of FIN 46 did not have a material impact on the Company's financial statements of position, results of operations, or cash flows.

     In March 2004, the Emerging Issues Task Force ("EITF") reached a consensus on Issue No. 03-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments." EITF 03-1 provides guidance on other-than-temporary impairment models for marketable debt and equity securities accounted for under SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," and SFAS No. 124, "Accounting for Certain Investments Held by Not-for-Profit Organizations," and non-marketable equity securities accounted for under the cost method. The EITF developed a basic three-step model to evaluate whether an investment is other-than-temporarily impaired. The provisions of EITF 03-1 will be effective for interim or annual reporting periods beginning after June 15, 2004 and will be applied prospectively to all current and future investments. Quantitative and qualitative disclosures for investments accounted for under SFAS No. 115 are effective for the first annual reporting period after December 15, 2003. In September, 2004, FASB issued FSP EITF Issue "03-1-1", "Effective Date of Paragraphs 10-20 of EITF 03-1, The Meaning of Other Than Temporary Impairment", delaying the effective date for the recognition and measurement guidance of EITF 03-1, as contained in paragraphs 10-20, until certain implementation issues are addressed and a final FSP providing implementation guidance is issued. The disclosure requirements of the consensus remain in effect. The Company does not expect the adoption of EITF 03-1 to have a material effect on its results of operations and financial condition.

     In December 2004, the FASB issued SFAS No. 123R, "Share-Based Payment" ("SFAS 123R"), a revision of SFAS No. 123, "Accounting for Stock-Based Compensation." SFAS 123R requires, among other things, measurement of all employee stock-based compensation awards using a fair value method and recording such expense in the consolidated financial statements. The provisions of SFAS 123R are effective for the first interim or annual reporting period that begins after June 15, 2005. We are currently evaluating the effect, if any, that the adoption of SFAS 123R will have on our financial statements of position, results of operations or cash flows.

                      GLOBAL SOURCES LTD. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     (In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)


3.   Available-for-sale Securities:

                                                         At December 31,
                                                  -----------------------------
                                                      2003             2004
                                                  -----------      ------------

         Cost.................................... $    34,465      $     9,933
         Unrealized holding gain.................         675              239
                                                  -----------      ------------
         Fair value.............................. $    35,140      $    10,172
                                                  -----------      ------------


4.   Current Assets:

                                                         At December 31,
                                                  -----------------------------
                                                      2003             2004
                                                  -----------      ------------
         Accounts receivable:
         Gross trade receivables................. $     6,604      $     6,175
         Less:  Allowance for doubtful debts.....      (2,097)          (1,028)
                                                  -----------      ------------
                                                  $     4,507      $     5,147
                                                  -----------      ------------


     Movements in allowance for doubtful debts:


                                                                           Year Ended December 31,
                                                               -----------------------------------------------
                                                                   2002             2003             2004
                                                               -----------      -----------      -------------
         Balance at beginning of year.....................     $     2,132      $     1,966      $     2,097
         Charged to bad debt expenses.....................             670              202
         Allowance for doubtful debts written-back........              --               --               --
         Write-off of bad debts...........................            (836)             (71)            (353)
                                                               -----------      -----------      -------------
         Balance at end of year...........................     $     1,966      $     2,097      $     1,028
                                                               -----------      -----------      -------------


                                                               At December 31,
                                                        ------------------------
                                                            2003           2004
                                                        ---------     ----------
         Prepaid expenses and other current assets:
         Unsecured employee loans and other debtors.... $      73     $      60
         Prepaid expenses..............................       324           410
         Deferred expenses.............................       535           895
         Other current assets..........................       951         1,561
                                                        ---------     ----------
                                                        $   1,883     $   2,926
                                                        ---------     ----------

                      GLOBAL SOURCES LTD. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     (In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)



5.   Property and Equipment, net:


                                                                                       At December 31,
                                                                                -------------------------------
                                                                                    2003             2004
                                                                                ------------     --------------
         Capital work-in-progress..........................................     $          -     $    19,213
         Leasehold improvements............................................            6,936           6,951
         Motor vehicles....................................................              191             191
         Computers, fixtures, fittings and office equipment................           22,866          24,111
         Software development costs........................................           15,664           4,474
                                                                                ------------     --------------
         Property and equipment, at cost...................................           45,657          54,940
         Less:  Accumulated depreciation...................................          (37,787)        (30,038)
                                                                                ------------     --------------
                                                                                $      7,870     $    24,902
                                                                                ------------     --------------


     Depreciation expense for the years ended December 31, 2002, 2003 and 2004 was $5,249, $4,056 and $2,572 respectively and the amortization of Software development cost for the years ended December 31, 2002, 2003 and 2004 was $3,737, $4,453 and $1,480 respectively.

     During 2004, the Company entered into an agreement to purchase approximately 9,000 sq meters of office space in a commercial building under construction in Shenzhen, China at purchase price of $19,027 which has been fully paid during 2004 and is included under capital work-in-progress as at December 31, 2004. The construction is expected to be completed before end of March 2005. Depreciation of the property will only commence upon completion of the construction and the property is ready to be put to use.


6.   Long-term Investments and Bonds Held to Maturity:

     (i) As at December 31, 2004, the Company holds equity instruments carried at $100 in a privately held unaffiliated electronic commerce company for business and strategic purposes. The investment is accounted for under the cost method since the ownership is less than 20% and the Company does not have the ability to exercise significant influence over the investee. The investment is shown under long term investments in the consolidated balance sheets.

          The Company's policy is to regularly review the carrying values of the non-quoted investments and to identify and provide for when circumstances indicate impairment other than a temporary decline in the carrying values of such assets has occurred.

          The net carrying value of the long term investment as at December 31, 2003 and 2004 was $100. The Company will continue to evaluate this investment for impairment.

                      GLOBAL SOURCES LTD. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     (In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)


     (ii) U.S. Treasury strips zero % coupon

                                                                At December 31,
                                                       -------------------------
                                                            2003            2004
                                                       ----------      ---------
         The amortized cost classified by date of
           contractual maturity is as follows:
         Due within one year...........................$     364       $     229
         Due after one year through five years.........      628             437
                                                       ----------      ---------
                                                       $     992       $     666
                                                       ----------      ---------


                                                                At December 31,
                                                       -------------------------
                                                            2003            2004
                                                       ----------      ---------
         The fair value based on the market price,
           classified by date of contractual maturity
           is as follows:
         Due within one year...........................$    380       $    235
         Due after one year through five years.........     691            466
                                                       ----------      ---------
                                                       $  1,071       $    701
                                                       ----------      ---------


                                                                At December 31,
                                                       -------------------------
                                                            2003            2004
                                                       ----------      ---------
         Gross unrealized holding gains................$      79     $        35
                                                       ----------      ---------


7.   Other Assets:

                                                                At December 31,
                                                       -------------------------
                                                            2003            2004
                                                       ----------      ---------
         Employee housing loans........................$     231     $       191
         Club memberships..............................      514             418
         Deferred expenses - long term.................        -             296
         Rental, utility and other deposits............      491           2,355
                                                       ----------      ---------
                                                       $   1,236     $     3,260
                                                       ----------      ---------

8.   Current Liabilities:

                                                                At December 31,
                                                       -------------------------
                                                            2003            2004
                                                       -----------     ---------
         Deferred income and customer prepayments:
         Advertising...................................$    19,475    $   20,612
         Exhibitions, subscription and others..........      7,979         8,163
                                                       -----------     ---------
                                                       $    27,454    $   28,775
                                                       -----------     ---------

                      GLOBAL SOURCES LTD. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     (In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)


                                                                                  At December 31,
                                                                         -------------------------------
                                                                              2003              2004
                                                                         -----------       -------------
         Accrued liabilities:
         Salaries, wages and commissions............................     $     1,239       $     1,181
         Retirement contribution plans..............................             548               696
         Current portion of liabilities for incentive and bonus plans          1,106             1,075
         Others.....................................................           2,910             2,969
                                                                         -----------       -------------
                                                                         $     5,803       $     5,921
                                                                         -----------       -------------


9.   Liabilities for Incentive and Bonus Plans


                                                                                  At December 31,
                                                                         -------------------------------
                                                                              2003              2004
                                                                         -----------       -------------
         Liability for long term discretionary bonus plan...........     $       682       $       467
                                                                         -----------       -------------


10.  Deferred Income and Customer Prepayments - Long Term


                                                                                  At December 31,
                                                                         -------------------------------
                                                                              2003              2004
                                                                         -----------       -------------
         Exhibitions................................................     $         -       $     1,420
                                                                         -----------       -------------


11.  Related Party Transactions

     The Company has extended loans to some of its employees to finance their purchase or lease of residences. The loans for the purchase of a residence are secured by the subject residence, bear interest at a rate of LIBOR plus 2% to 3%, generally have a term of ten years and become due and payable immediately under certain circumstances, including their termination of employment with the Company. The loans for the lease of a residence are unsecured, interest free and are repayable in equal monthly installments over the period of the lease, typically less than or equal to twelve months. Loans due from employees for purchase of residences were $231 and $191 as of December 31, 2003 and 2004 respectively. Loans due from employees for lease of residences were $61 and $55 as of December 31, 2003 and 2004, respectively. There were no other loans due from the Company's directors and executive officers as at December 31, 2003 and 2004. Other temporary advances to staff, which are generally repayable within twelve months, were $14 and $5 as of December 31, 2003 and 2004, respectively.

     The Company leases certain office facilities from subsidiaries of the Former Parent Company under cancelable and non-cancelable operating leases that include both rental and building maintenance services. During the years ended December 31, 2002, 2003 and 2004, the Company incurred rental and building management services expenses of $1,048, $756 and $NIL respectively, with respect to these leases. These leases were no longer related party transactions during the year 2004.

                      GLOBAL SOURCES LTD. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     (In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

     The Company also receives legal, treasury management consultancy services and investment consultancy services from subsidiaries of the Former Parent Company. During the year ended December 31, 2002, 2003 and 2004, the Company incurred such legal, secretarial and treasury management consultancy services expenses of $275, $259 and $NIL respectively with respect to such services. These services were no longer related party transactions during the year 2004.

     The Company had $11,404 and $NIL due to the Former Parent Company as of December 31, 2003 and 2004, respectively. Due to the disposal of the shares by the Former Parent Company to the Company's chairman and chief executive officer discussed in Note 1, this liability as at December 31, 2003 was reclassified and disclosed as "Amount due to a shareholder" in the Company's consolidated balance sheet as at December 31, 2003. The amount due to the Former Parent Company was unsecured. This amount has been fully re-paid during the year 2004.

     In addition to the transactions with related party sales representatives discussed in Note 2(k), the Company provided technical services to these sales representatives for a fee. During the year ended December 31, 2002, 2003 and 2004, the Company derived such service fees of $156, $NIL and $NIL respectively. During the years ended December 31, 2002, 2003 and 2004, the Company has incurred costs of $47, $NIL and $NIL respectively with respect to the incentive awards discussed in Note 12, relating to the related party sales representatives.


12.  Liabilities for Incentive and Bonus Plans

     Before the commencement of the Equity Compensation Plans the Company rewarded its senior management staff based on their current performance through long term discretionary bonus awards. These awards are payable approximately at the end of five or ten years from the date of the award, even in the event of termination of employment unless certain non-compete provisions have been violated. The Company did not incur any expenses related to these awards during the years ended December 31, 2002, 2003 and 2004. The required funds were set aside for payment of the discretionary bonuses by purchasing U.S. Treasury strips zero % coupons maturing in either five or ten years. These investments are held until maturity and the proceeds are used for payment of the discretionary bonuses.

     Certain sales representatives of the Company are eligible for incentive awards under plans administered by the Company. Costs incurred related to incentive awards under plans administered by the Company for the years ended December 31, 2002, 2003 and 2004 were $128, $116 and $164 respectively.


13.  Retirement Contribution Plans

     The Company operates a number of defined contribution retirement plans. Employees working in a jurisdiction where there is no statutory provision for retirement contributions are covered by the Company's plans.

     The two principal defined contribution plans are plans where employees are not required to make contributions. One of these two plans is separately administered by an independent trustee and the plan assets are held independent of the Company. The other one is not independently administered and is currently unfunded. The Company's liabilities under this unfunded plan as of December 31, 2003 and 2004 were $520 and $664, respectively.

                      GLOBAL SOURCES LTD. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     (In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

     The Company incurred costs of $1,101, $1,102 and $1,099 with respect to the retirement plans in the years ended December 31, 2002, 2003 and 2004, respectively.


14.  Income Taxes

     The Company and certain of its subsidiaries operate in the Cayman Islands and other jurisdictions where there are no taxes imposed on companies (collectively referred to as "Cayman Islands"). Certain of the Company's subsidiaries operate in Hong Kong SAR and Singapore and are subject to income taxes in their respective jurisdictions. Also, the Company is subject to withholding taxes for revenues earned in certain other countries.

         Income before income taxes consists of:


                                                                         Year Ended December 31,
                                                        ------------------------------------------------------
                                                              2002                 2003                2004
                                                        ---------------      ------------        -------------
         Cayman Islands............................     $         3,587      $      5,420        $    12,746
         Foreign...................................               1,748             3,443              4,901
                                                        ---------------      ------------        -------------
                                                        $         5,335      $      8,863        $    17,647
                                                        ---------------      ------------        -------------


         The provision for income taxes consists of:


                                                                         Year Ended December 31,
                                                        ------------------------------------------------------
                                                              2002                 2003                2004
                                                        ---------------      ------------        -------------
         Current tax expense:
           Cayman Islands..........................     $            --      $        --         $        --
           Foreign.................................                 726              974                 622
         Deferred tax expense:
           Cayman Islands..........................                  --               --                  --
           Foreign.................................                  (6)            (306)                 29
                                                        ---------------      ------------        -------------
         Total provision...........................     $           720      $       668         $       651
                                                        ---------------      ------------        -------------


     The provision for income taxes for the years ended December 31, 2002, 2003 and 2004 differed from the amount computed by applying the statutory income tax rate of 0% as follows:


                                                                         Year Ended December 31,
                                                        ------------------------------------------------------
                                                              2002                 2003                2004
                                                        ---------------      ------------        -------------
         Income taxes at statutory rate............     $            --      $         --        $        --
         Foreign income and revenues taxed at higher
            rates..................................                 720               668                651
                                                        ---------------      ------------        -------------
         Total.....................................     $           720      $        668        $       651
                                                        ---------------      ------------        -------------
         Effective tax rate........................               13.50%            7.54%              3.69%
                                                        ---------------      ------------        -------------


                      GLOBAL SOURCES LTD. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     (In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

         Deferred tax assets consist of the following:

                                                          At December 31,
                                                --------------------------------
                                                      2003                2004
                                                ------------        ------------
         Net operating loss carry forwards......$      7,462        $     7,410
         Less:  valuation allowance.............      (7,462)            (7,410)
                                                ------------        ------------
         Deferred tax assets....................$         --        $        --
                                                ------------        ------------

     The Company recorded a full valuation allowance for the deferred tax assets due to the uncertainty as to their ultimate realization. The net change in valuation allowance for the years ended December 31, 2002, 2003 and 2004 was an increase/(decrease) of approximately $26, $2 and $(52), respectively, resulting primarily from net operating losses incurred and profits made by some of the subsidiaries during the respective years.

     As of December 31, 2004 and 2003, a United States subsidiary has net operating loss carry forwards of approximately $17,188 and $17,250 respectively. These losses which expire in year 2020 can be utilized to reduce future taxable income of the subsidiary subject to compliance with the taxation legislation and regulations in the relevant jurisdiction.

     The Company recognized a deferred tax liability of $298 and $327 as at December 31, 2003 and 2004, respectively, which primarily arose from the temporary differences between the financial reporting and the tax bases of property and equipment in one of the subsidiaries of the Company.

15.  Share Capital

     On February 28, 2002, 2003 and 2004, the Company issued 6,050, 6,050 and 6,050 common shares, respectively, under the Directors Purchase Plan. The authorized share capital of the Company as at December 31, 2003 and 2004 is 50,000,000 common shares of $0.01 par value. As at December 31, 2003 and at December 31, 2004, the Company has 31,841,364 and 31,847,414 common shares issued and outstanding, respectively.

16.  Fair Value of Financial Instruments

     The carrying amounts of the Company's cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate fair value due to their short maturities. The fair value of available-for-sale securities is disclosed in Note 3. The carrying amount and market value of long term investments are discussed in Note 6.

17.  Concentration of Credit Risk and Other Risks

     Financial instruments, which potentially subject the Company to concentration of credit risk, consist primarily of investment in checking and money market accounts, available-for-sale securities, investment in U.S. Treasury strips zero % coupon, accounts receivable and receivables from sales representatives. The Company maintains checking, money market accounts and available-for-sale securities with high quality institutions. The Company has a large number of customers, operates in different geographic areas and generally does not require collateral on accounts receivable or receivables from sales representatives. In addition, the Company is continuously monitoring the credit transactions and maintains reserves for credit losses where necessary. No customer accounted for more than 10% of the

                      GLOBAL SOURCES LTD. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     (In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

     Company's revenues for each of the years ended December 31, 2002, 2003 and 2004. No customer accounted for more than 10% of the accounts receivable as of December 31, 2003 and 2004.

     In 2004, the Company derived approximately 92% of its revenue from customers in Asia. The Company expects that a majority of its future revenue will continue to be generated from customers in this region. Future political or economic instability in Asia could negatively impact the business.

18.  Operating Leases

     The Company leases office facilities under cancelable and non-cancelable operating leases. During the years ended December 31, 2002, 2003 and 2004, the Company's operating lease rental and building management services expenses were $1,872, $1,484 and $1,275 respectively. The estimated future minimum lease rental payments under non-cancelable operating leases as of December 31, 2004 are as follows:

              Year Ending December 31,                 Operating Leases
     ---------------------------------------           ----------------
     2005 ..................................                     31
     2006 onwards...........................                     --
                                                       ----------------
                                                       $         31
                                                       ----------------

19.  Segment and Geographic Information

     The Company has two reportable segments: online and other media services and exhibitions. Certain prior year items have been reclassified to conform to the current presentation. Revenues by geographic location are based on the location of the customer.

(a)  Segment Information


                                                                         Year Ended December 31,
                                                          ------------------------------------------------------
                                                               2002               2003                2004
                                                          --------------     --------------     ----------------
         Revenues:
         Online and other media services (Note (a))..     $       84,400     $       87,685     $       92,325
         Exhibitions.................................              2,455              3,327             13,010
         Miscellaneous...............................                631                657                511
                                                          --------------     --------------     ----------------
         Consolidated................................     $       87,486     $       91,669     $      105,846
                                                          --------------     --------------     ----------------


                                                                         Year Ended December 31,
                                                          ------------------------------------------------------
                                                               2002               2003                2004
                                                          --------------     --------------     ----------------
         Income/(Loss) from Operations:
         Online and other media services.............     $        4,859     $        9,390     $       17,700
         Exhibitions.................................               (315)            (1,215)            (2,133)
         Miscellaneous...............................                302                606                501
                                                          --------------     --------------     ----------------
         Consolidated................................     $        4,846     $        8,781     $       16,068
                                                          --------------     --------------     ----------------



                      GLOBAL SOURCES LTD. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     (In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)



                                                                                       At December 31,
                                                                             ------------------------------------
                                                                                  2003                2004
                                                                             --------------     -----------------
         Identifiable Assets:
         Online and other media services...............................      $       79,122     $       79,894
         Exhibitions...................................................               2,855             12,103
         Miscellaneous.................................................                 564                528
                                                                             --------------     -----------------
         Consolidated..................................................      $       82,541     $       92,525
                                                                             --------------     -----------------



         Note:  (a)  Online and other media services consists of:


                                                                         Year Ended December 31,
                                                          ------------------------------------------------------
                                                               2002               2003                2004
                                                          --------------     --------------    -----------------

         Online services.............................     $       51,268     $       51,367    $        52,106
         Print services..............................             33,132             36,318             40,219
                                                          --------------     --------------    -----------------
                                                          $       84,400     $       87,685    $        92,325
                                                          --------------     --------------    -----------------


(b)      Foreign Operations


                                                                         Year Ended December 31,
                                                          ------------------------------------------------------
                                                               2002               2003                2004
                                                          --------------     --------------    -----------------
         Revenues:
         Asia.......................................      $      81,456      $     84,856       $      97,876
         United States..............................              4,986             5,970               6,573
         Europe.....................................                525               437                 597
         Others.....................................                519               406                 800
                                                          --------------     --------------    -----------------
         Consolidated...............................      $      87,486      $     91,669       $     105,846
                                                          --------------     --------------    -----------------



                                                                                        At December 31,
                                                                              ---------------------------------
                                                                                   2003                2004
                                                                              ------------       --------------
         Long-Lived Assets:
         Asia..........................................................       $      9,206       $      28,257
         United States.................................................                  -                   5
                                                                              ------------       --------------
         Consolidated..................................................       $      9,206       $      28,262
                                                                              ------------       --------------


20.  Contingencies

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

                      GLOBAL SOURCES LTD. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     (In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

21.  Capital Commitments

     The commitments as at December 31, 2004 for the purchase and commissioning of software amounted to $31. The capital commitments as at December 31, 2003 were $160 for the purchase and commissioning of software.

22.  Restricted Share Award Plan

     On February 4, 2000, the Company established a restricted share award plan for the benefit of its chairman and chief executive officer in recognition of services to the Company. In conjunction with the restricted share award plan, the Former Parent Company assigned 4,849,949 common shares of the Company, representing a 16% equity interest in the Company to the Company. The Company then awarded these shares to its chairman and chief executive officer. The chairman and chief executive officer's entitlement to 606,245 of these shares is subject to an employment agreement with one of the Company's United States subsidiaries and entitlement to such shares vested immediately. The chairman and chief executive officer's entitlement to the remaining 4,243,704 shares is subject to employment, non-compete and vesting terms under an employment agreement with one of the Company's United States subsidiaries. The 4,243,704 shares were to vest ratably over 10 years, 10% each year on each anniversary date from the grant date. However, effective August 30, 2000, the Company's Board of Directors approved the accelerated vesting of all the restricted shares granted to the chairman and chief executive officer resulting in immediate vesting of all the shares. The Company recorded total $64,000 non-cash compensation expense associated with these awards in the year ended December 31, 2000. At the modification date and subsequently the Company, based on historical evidence and the Company's forecast of future employee separations, estimated that the chairman and chief executive officer will not terminate employment and appointment as director prior to the date that vesting in the shares would have occurred absent the modification. Therefore, the Company has estimated that additional compensation expense to be recognized as a result of the modification is nil. Should actual results differ from this estimate, adjustment in future reporting periods will be required.

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

     On February 4, 2000, in conjunction with the establishment of the Trust and the Share Exchange, the Former Parent Company assigned 3,031,218 common shares of the Company at a historical cost of less than $1, representing a 10% equity interest in the Company, for the establishment of share option plans and/or share award plans, known as ECP I, ECP II and ECP III. Subsequently, share option plans and/or share award plans, known as ECP IV, ECP V, ECP VI and ECP VII were established.

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

     The Equity Compensation Plan committee approved the awards of common shares under ECP IV and ECP V on January 23, 2001. The Equity Compensation Plan committee approved additional awards of common shares under ECP IV on April 1, 2001, July 1, 2001 and August 29, 2001 and under ECP V on August 29, 2001, January 1, 2002 and January 2, 2004.

     The non-cash compensation expenses associated with the above awards in accordance with APB No. 25 and SFAS No. 123, under ECP IV and ECP V of approximately $3,232 and $2,273, respectively, are recognized over the five year vesting term from the respective award dates.

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

     The Equity Compensation Plan committee approved ECP VI on March 13, 2001 and made awards of common shares under plan on various dates during the year 2001, 2002 and on July 28, 2004.

     The non-cash compensation expenses associated with the awards in accordance with APB No. 25 and SFAS No. 123, under ECP VI totaling to approximately $1,002, are recognized over the five year vesting term from the respective award dates.

     Eligible employees, directors and consultants under ECP VII are awarded a grant of defined number of Global Sources Ltd. common shares, the number of which are determined by the plan committee periodically.

     The Equity Compensation Plan committee approved the awards of common shares under ECP VII on January 1, 2002 and made further awards on March 31, 2003, on June 19, 2003 and on January 2, 2004. The non-cash compensation expenses associated with the above awards in accordance with APB No. 25 and SFAS No. 123, under ECP VII of approximately $5,352 are recognized over the six years vesting term from the respective award dates.

     Entitlement of the employees, directors and consultants to these common shares is subject to employment and vesting terms.

     The Company expensed $2,564, $1,419 and $2,117 in non-cash compensation costs associated with the awards under the above ECP plans in the years ended December 31, 2002, 2003 and 2004, respectively.

                      GLOBAL SOURCES LTD. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     (In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)





                                      ECP II             ECP III       ECP IV       ECPV      ECP VI     ECP VII
                              ----------------------   -----------   ----------- ----------- ---------  -----------
                               Purchase    Gift Plan    Grant Plan   Grant Plan  Grant Plan  Grant      Grant
                                 Plan                                                          Plan       Plan
                              ----------   ---------   -----------   ----------- ----------- ---------  -----------
Plan Inception                  March,       March,       March,      January,    January,    March,    January,
                                 2000         2000         2000         2001        2001       2001       2002
                              ----------   ---------   -----------   ----------- ----------- ---------  -----------
Number of Shares:
At December 31, 2000...         97,874      243,313     124,449               --          --        --           --
Original restricted
  shares granted in
  year 2001............             --           --          --          632,049     366,630    94,743           --
Shares forfeited to
  beneficial trustee...             --      (29,607)    (24,006)        (106,284)   (110,715)       --           --
                              ----------   ---------   -----------   ----------- ----------- ---------  -----------
Balance at December 31,
2001...................         97,874      213,706     100,443          525,765     255,915    94,743           --
Original restricted
  shares granted in
  year 2002............             --           --          --               --      36,300    12,100      162,682
Shares forfeited to
  beneficial trustee...             --      (11,961)     (2,758)         (46,851)    (34,364)       --      (11,124)
                              ----------   ---------   -----------   ----------- ----------- ---------  -----------

Balance at December 31,
2002..................          97,874      201,745      97,685          478,914     257,851   106,843      151,558
Original restricted
  shares granted in
  year 2003............             --           --          --               --          --        --      347,665
Shares forfeited to
  beneficial trustee...             --       (1,583)         --          (14,879)     (4,356)       --      (13,676)
                              ----------   ---------   -----------   ----------- ----------- ---------  -----------


Balance at December 31,
2003...................         97,874      200,162      97,685          464,035     253,495   106,843      485,547
Original restricted
  shares granted in
  year 2004............             --           --          --               --      36,300    11,000      354,393
Shares forfeited to
  beneficial trustee...             --           --          --          (28,124)     (5,203)       --      (34,386)
                              ----------   ---------   -----------   ----------- ----------- ---------  -----------

Balance at December
  31, 2004.............         97,874      200,162      97,685          435,911     284,592   117,843      805,554
                              ----------   ---------   -----------   ----------- ----------- ---------  -----------
Grant Price Per Share..        $ 19.84      $ NIL       $ NIL           $ NIL        $ NIL      $ NIL        $ NIL
                              ----------   ---------   -----------   ----------- ----------- ---------  -----------
Weighted average fair
  value of the shares
  granted..............        $  2.06      $  21.9      $ 21.9          $  7.16      $ 6.91    $ 4.79       $ 4.48
                              ----------   ---------   -----------   ----------- ----------- ---------  -----------


Weighted average fair value of the shares granted is estimated to be the average market value of the shares at the time of the grant.

24.  Directors Purchase Plan

     A 2000 Non-Employee Directors Share Option Plan was approved on October 26, 2000 by the shareholders of the Company. Each eligible Director on the date of the first board meeting of each calendar year, commencing in 2001, would receive the grant of an option to purchase 24,200 common shares on that date. The Options granted are subject to such terms and conditions as determined by the Board of Directors at the grant.

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

     The Board granted the first awards under the above plan in 2001. The option price was fifteen percent less than the average closing price of the shares for the last five trading days of the previous calendar year. The award vests over four years with one quarter of the shares vesting each year. Full payment must be made upon exercising the option. Upon resignation of an eligible Director, all unvested shares are forfeited and the option price received for the forfeited unvested shares is refunded. Only one Director accepted the offer on February 10, 2001 for the 24,200 shares granted under option. The $164 received as proceeds of this plan was included in additional paid-in capital. On February 28, 2002, 2003 and 2004, the Company issued to the Director the 6,050, 6,050 and 6,050 common shares, respectively, that vested on those dates, adjusted to reflect the shares split discussed in Note 27 and Note 29.

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

     Directors purchasing the shares under the plan pay 10% of the purchase price which is the average closing price of the shares for the last five trading days of year 2003, on or before February 28, 2004. The balance of 90% is paid by February 28, 2008 and the shares will be issued thereafter. The resignation of a Director following his or her purchase of the shares and payment of the 10% initial installment shall not cause a forfeiture of the purchased shares. Six directors opted to purchase 24,200 shares each and one director opted to purchase part of the 24,200 shares. The amount of $92 received towards the 10% of the purchase price was included in the additional paid in capital.

     As per the terms of the Directors Purchase Plan, Directors purchasing the shares under the plan in year 2005, pay 10% of the purchase price which is the average closing price of the shares for the last five trading days of the year 2004, on or before February 28, 2005. The balance of 90% is paid by February 28, 2009 and the shares will be issued thereafter. The resignation of a Director following his or her purchase of the shares and payment of the 10% initial installment shall not cause a forfeiture of the purchased shares. Five directors opted to purchase 22,000 shares each. The amount of $118 received towards the 10% of the purchase price will be included in the additional paid in capital.

                      GLOBAL SOURCES LTD. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     (In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

25.  Credit Facilities

     The Company holds a Documentary Credit facility with the Hongkong and Shanghai Banking Corporation Limited, for providing documentary credits to the Company's suppliers. This facility has a maximum limit of $577. As at December 31, 2004, the unutilized amount under this facility was approximately $350. Hongkong and Shanghai Banking Corporation Limited has also provided guarantees on behalf of the Company to the Company's suppliers. As at December 31, 2004, such guarantees amounted to $3.

26.  Other Commitments

     The Company has entered into a number of licence agreements during the year for its exhibition events amounting to $29,730 in payments over five (5) years. The agreements are cancelable under Force Majeure conditions, and with the consent of the other party but may be subject to a payment penalty. As of December 31, 2004 the amount paid under these agreements was $1,924. The amount paid will be expensed when the related events are held.

     The Company also entered into several agreements for the event specific promotion of our exhibition events amounting to $3,043 in payments over four years. The amount paid under these agreements as of December 31, 2004 was $571.

27.  Bonus Shares

     On February 16, 2004, the Company announced a one for ten bonus share issue on the Company's outstanding common shares. Shareholders of record on March 1, 2004 will receive one additional common share for every ten common shares held, of face value of $0.01 each. The bonus share issue was distributed in April 2004. All common shares and per-share amounts in the consolidated financial statements and related notes have been retroactively adjusted to reflect the one for ten bonus share issue for all periods presented. In addition, the Company has reclassified $26 and $26 from additional paid in capital to common share capital as of December 31, 2003 and 2004, respectively.

28.  Reclassification

     Certain prior-year amounts have been reclassified to conform to the current-year presentation.

29.  Post Balance Sheet Events

     On March 1, 2005, the Company announced a one for ten bonus share issue on the Company's outstanding common shares. Shareholders of record on March 4, 2005 will receive one additional common share for every ten common shares held, of face value of $0.01 each. The bonus share issue will be distributed on or about April 1, 2005. All common shares and per-share amounts in the consolidated financial statements and related notes have been retroactively adjusted to reflect the one for ten bonus share issue for all periods presented. In addition, the Company has reclassified $29 and $29 from additional paid in capital to common share capital as of December 31, 2003 and 2004, respectively.

     ITEM 9. THE OFFER AND LISTING

Price history of stock

The following table sets forth the high and low per share closing prices for our common shares for the periods indicated, as adjusted for the one for ten bonus share issues announced on February 16, 2004 and on March 1, 2005.

    Period                                High               Low
    ------                                ----               ---
Year 2000                                $81.72             $7.16
Year 2001                                 $9.21             $2.46
Year 2002                                  4.55              2.33
Year 2003                                  9.08              3.32
Year 2004                                 15.14              5.27

First Quarter 2003                         4.34              3.39
Second Quarter 2003                        4.95              3.32
Third Quarter 2003                         9.08              3.93
Fourth Quarter 2003                        8.18              5.72

First Quarter 2004                        15.14              6.07
Second Quarter 2004                       11.54              7.16
Third Quarter 2004                         8.64              5.27
Fourth Quarter 2004                       12.05              5.54

November 2004                             10.24              5.62
December 2004                             12.05              8.10
January 2005                              11.93              9.09
February 2005                             11.93             10.76
March 2005                                18.68              9.23
April 2005                                11.25              9.00

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

Our authorized share capital consists of 50,000,000 common shares, par value $0.01 per share. Effective April 1, 2005, we issued to all of our shareholders a bonus share distribution of one share for every ten shares held as of March 4, 2005. As of May 1, 2005, we had 34,853,435 common shares issued and outstanding.

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

Material Contracts

We believe that there are only two material contracts outstanding.

During the third quarter of 2004, we entered into an agreement to purchase approximately 9,000 square meters of office space in the Shenzhen International Chamber of Commerce Tower in Shenzhen, Guangdong province, People's Republic of China, at a purchase price of approximately $19.0 million. Full payment of the purchase price was made during 2004, the physical handover of the premises occurred on or around March 30, 2005 and we anticipate receiving the title certificates around mid-year 2005.

During the first quarter of 2004, we entered into a number of license agreements for our exhibition events amounting to approximately $29.7 million in payments over five years. The agreements are cancelable under Force Majeure conditions, and with the consent of the other party but may be subject to a payment penalty. As of December 31, 2004, the amount paid under these agreements was approximately $1.9 million.

We do not believe any of our other contracts to be material to the operation of our company, taken as a whole.

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

The transfer of common shares between persons regarded as resident in Bermuda for exchange control purposes and the issue of common shares to such persons may be effected without specific consent under the Exchange Control Act and regulations thereunder. Issues and transfers of common shares to any person regarded as non-resident in Bermuda for exchange control purposes require specific prior approval from the Bermuda Monetary Authority under the Exchange Control Act.

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

This decline in revenues occurred due to contracts being denominated and priced in foreign currencies prior to devaluations in Asian currencies. The conversion of these contract proceeds in U.S. dollars resulted in losses and reflects the foreign exchange risk assumed by us between contract signing and the conversion of cash into U.S. dollars. We believe this risk is mitigated because historically a majority (ranging between 55% and 65%) of our revenues are denominated in U.S. dollars or are received in the Hong Kong currency, which is currently pegged to the U.S. dollar and the Chinese currency, which is informally pegged to the U.S. dollar. To the extent significant currency fluctuations occur in the New Taiwan dollar, and Chinese Renminbi or other Asian currencies, or if the Hong Kong dollar is no longer pegged to the U.S. dollar, our profits would be affected.

As of December 31, 2004, we have not engaged in foreign currency hedging activities.

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

     ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES - (Not applicable)

     ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS - (Not applicable)

     ITEM 15. CONTROLS AND PROCEDURES

We maintain a set of disclosure controls and procedures designed to ensure that information required to be disclosed by the Company in report that it files or submits under the U.S. Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Within the 90-day period prior to the filing of this report, an evaluation was carried out under the supervision and with the participation of the Company's management, including the Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), of the effectiveness of our disclosure controls and procedures. Based on that evaluation, the CEO and CFO have concluded that our disclosure controls and procedures,as of December 31, 2004, were effective.

Subsequent to the date of their evaluation, there have been no significant changes in our internal controls or in other factors that could significantly affect these controls.

     ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our audit committee financial expert is Roderick Chalmers, an independent director.

     ITEM 16B. CODE OF ETHICS

We have adopted a Code of Ethics that applies to our chief executive officer, chief financial officer, chief accounting officer or controller and other persons performing similar functions. Our Code of Ethics is available on our website at www.corporate.globalsources.com.

During 2004, the Company did not grant any waiver, including any implicit waiver, from any provision of the Code of Ethics to the chief executive officer, chief financial officer, chief accounting officer or controller or other person performing similar functions.

     ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate audit fees, audit-related fees, tax fees of our principal accountants and all other fees billed for products and services provided by our principal accountants for each of the fiscal years 2003 and 2004:


                                                    Year ended
                                                   December 31,
                                            ----------------------------
                                              2004              2003
                                            ----------       -----------

Audit fees.............................     $  226,716       $  203,790
Audit-related fees.....................             --               --
                                            ----------       -----------
     Total.............................     $  226,716       $  203,790
Tax fees...............................          1,500            3,000
All other fees.........................        158,595           94,036
                                            ----------       -----------
     Total fees........................     $  386,811       $  300,826
                                            ==========       ===========

Audit fees include fees associated with the review of the Company's annual financial statements and services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years.

Tax fees for tax compliance, tax advice and tax planning consisted of preparation of tax returns and filing fees for a subsidiary.

All other fees for year 2003 consisted mainly of cyber process certification for the Company's management's assertions on the computation of the number of Community membership, security consultancy services for the review of network infrastructure, mail server review and outsourced information technology security management services. For year 2004, such fees consisted mainly of cyber process certification for the Company's management's assertions on the computation of the number of community membership, outsourced information technology security management services, due diligence for a proposed investment and review of tax status.

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

     4.3 Employment Agreement dated November 1, 1999, by and between Trade Media Holdings Limited and Merle Hinrichs. *

     4.4 Amendment to Employment Agreement dated January 19, 2000, between Trade Media Holdings Limited and Merle Hinrichs. *

     4.5 Employment Agreement dated as of January 29, 2000, by and between LER Corporation and Merle Hinrichs. *

     4.6 Form of Restricted Stock Award and Agreement, dated as of January 29, 2000, by and between LER Corporation and Merle Hinrichs. *

     4.7 Amendment No.1 to Restricted Stock Award and Agreement dated as of February 29, 2000, by and between LER Corporation and Merle Hinrichs.*

     4.8  Form of The Global Sources Employee Equity Compensation Plan No. I. *

     4.9  Form of The Global Sources Employee Equity Compensation Plan No. II. *

     4.10 Form of The Global Sources Employee Equity Compensation Plan No. III.*

     4.18 Form of The Global Sources Employee Equity Compensation Plan No. IV.**

     4.19 Form of The Global Sources Employee Equity Compensation Plan No. V.**

     4.20 Form of The Global Sources Employee Equity Compensation Plan No.
          VI.***

     4.21 Form of The Global Sources Employee Equity Compensation Plan No. VII.*****

     4.22 Global Sources' Code of Ethics (approved and adopted by the Board of directors on March 7, 2003). ###

     4.23 Form of The Global Sources Employee Equity Compensation Plan No. V (Amended). *****

     4.24 Placement Agency Agreement dated March 17, 2005, between the Company and W.R. Hambrecht & Co. LLC. ####

     4.25 Form of Purchase Agreement between the Company and certain purchasers of the common shares. ####

     4.26 Shenzhen International Chamber of Commerce Tower Subscription Agreement dated July 5, 2004 (English translation).

     4.27 Real Estate Sales Contract of Shenzhen (Presale) dated August 31, 2004 (English translation).

     4.28 Supplemental Agreement to the Contract on Purchasing Shenzhen International Commercial Chamber Center Premises dated August 31, 2004 (English translation).

     4.29 Summary Table of Property Units and Payment Amounts.

     4.30 Supplementary Agreement Concerning Alteration of Payment Method dated December 3, 2004 (English translation).

     8.1  Subsidiaries of Global Sources Ltd.

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

     14.1 Consent of Independent Accountants for incorporation of their report filed with Form 6-K into the Company's previously filed Registration Statements File No. 333-59058 and 333-62132. ****

     14.2 Changes in Registrant's Certifying Accountant. +++

     14.3 Letter to the SEC from the Company pursuant to SEC Release No. 33-8070, dated April 9, 2002. ****

     14.4 Consent of Independent Accountants for incorporation of their report filed under Form 20-F into the Com-pany's previously filed Registration Statements File No. 333-104426 and 333-59058.

     14.5 Press release dated February 16, 2004 to announce the bonus share issue by Global Sources Ltd. ##

     14.6 Press release dated March 1, 2005 to announce the bonus share issue by Global Sources Ltd. #####

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

++ Incorporated by reference to Form 6-K filed with the Securities and Exchange Commission on May 6, 2002.

+++ Incorporated by reference to Form 6-K filed with the Securities and Exchange Commission on August 13, 2002.

# Incorporated by reference to Form 20-F Annual Report of Global Sources Ltd. filed with the Securities and Exchange Commission on May 05, 2003.

## Incorporated by reference to Form 6-K filed with the Securities and Exchange Commission on February 18, 2004.

### Incorporated by reference to Form 20-F Annual Report of Global Sources Ltd. filed with the Securities and Exchange Commission on May 4, 2004.

#### Incorporated by reference to Form 6-K filed with the Securities and Exchange Commission on March 21, 2005.

##### Incorporated by reference to Form 6-K filed with the Securities and Exchange Commission on March 8, 2005.

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


                    GLOBAL SOURCES LTD.


                    By:  /s/ EDDIE HENG
                         ------------------------------------------------
                         Eddie Heng, Director and Chief Financial Officer


Date:  May 13, 2005

                                                                    Exhibit 4.26


                SHENZHEN INTERNATIONAL CHAMBER OF COMMERCE TOWER


                             SUBSCRIPTION AGREEMENT


Seller (Party A): Shenzhen Rongchao Real Estate Development Co., Ltd.
Address: 3/F, Shenzhen International Chamber of Commerce Tower, Fuhua 1 Road, Shenzhen
Tel: 83836999

Subscription No.:
Subscriber (Party B):Global City Properties Limited
Legal Representative:_______________  ID/Passport No.: _________________________
Tel: ___________________              Fax: _________________
Mail Address: __________________________________________________________________

      In pursuance with national real estate laws and commodity house sales management regulations, and related regulations of Shenzhen on real estates, Party A and Party B reach the Subscription Agreement based on mutual consultancy and free will concerning Party B's subscription of a Flat in "Shenzhen International Chamber of Commerce Tower".

I. The real estate named "Shenzhen International Chamber of Commerce Tower" put up for sale by Party A is located at the Inter-junction of Fuhua 3 Road and Yitian Road, Futian District, Shenzhen. Number of the Permit for Real Estate Presale is S(F) FXZi (2003) 015.

II. Party B subscribes 32 flats at the Floor 33, 34, 35, and 36 of Shenzhen International Chamber of Commerce Tower, which covers a building area of 8998.40 square meters, including an Inside-Flat area of 6429.32 square meters. The payment method in the 1st section of clause V shall apply, and Party B is entitled to the agreed discounted price.

III. Based on the discount granted to Party B as prescribed in clause II herein, the unit price for the Flat is RMB(Y) (in capital) Seventeen thousand and five hundred (in figure: RMB(Y) 17500.00), and the total amount is RMB(Y) One Hundred fifty-seven million Four Hundred and seventy-two Thousand (in capital) (in figure: RMB(Y) 157,472,000.00).

IV. Within three [3] working days upon signing this Subscription Agreement, Party B shall pay RMB(Y) (in capital) Two million (in figure:
RMB(Y)2,000,000.00) as the deposit money for signing "Real

Estate Sales Contract of Shenzhen (Presale)". After signing "Real Estate Sales Contract of Shenzhen (Presale)", the deposit will be reckoned in the first payment payable by Party B.

V. Party A and Party B shall sign the "Real Estate Sales Contract of Shenzhen (Presale)" before 16, August 2004, and the contract shall contain the following terms:

1. The method of payment

The method of payment for this contract is bank mortgage loan. Party B shall pay the first installment of the flat within three [3] working days when the contract become effective, which is RMB(Y)(in capital) Sixty-three million one hundred and seventy-two thousand (in figure: RMB(Y) 63,172,000.00) according to the agreement of the "Real Estate Sales Contract of Shenzhen (Presale)". The other installments, which is RMB(Y)/ (in capital) Ninety-three million and three hundred thousand (in figure: RMB(Y)94,300,000.00) will be made by mortgage loan and the mortgage loan formalities will be completed within the time limited provided in the "Real Estate Sales Contract of Shenzhen (Presale)".

2.       Others

Party A warrants that the subscribed flat by party B shall fulfill the following conditions (party A shall not request party B for any additional payment, regardless of whether such conditions are the original design of party A), and the conditions shall constitute the terms of the "Real Estate Sales Contract of Shenzhen (Presale)":

     (1) The subscribed flat should contain the following facilities and standards: A. electricity facility, B. network facility, C. communication facility, D. others (see Appendix 1 "The material provided to Global Sources regarding the internet and electronic power" for details").

     (2) Except for the original designed washroom of the subscribed flat by party B, there will be ten more lavatories (five for gentlemen and five for ladies) for each floor. The standard of the newly added washroom will not be lower than the original standard.

VI. If the "Real Estate Sales Contract of Shenzhen (Presale)"cannot be signed for the failure of Party B, Party A has the right to rescind the Subscription Agreement upon written notice to Party B without returning the deposit money indicated in clause IV herein, RMB(Y) Two million (in capital) (in figure:
RMB(Y)2,000,000.00), and can sell the Flat subscribed by Party B to any third party. Party A agrees that except for forfeiting the deposit, there will be no other claims against party B

VII. If the "Real Estate Sales Contract of Shenzhen (Presale)" cannot be signed for the failure of Party A, Party B shall have the right to terminate the Subscription Agreement. Party A shall return the deposit paid by party B in double within 5 days after the Subscription Agreement is terminated.

If Party A sells the Flat to other party rather than Party B after signing the Subscription Agreement for any reason, Party B shall have the right to terminate the Subscription Agreement. Party A shall return the deposit paid by Party B in 5 times within 5 days after the Subscription Agreement is terminated.

VIII. Party B is responsible for updating its address and telephone number specified in the Subscription Agreement. In case of any change to the address or telephone number, it shall inform Party A in written notice on the second day of the change. Party B shall bear responsibility arising from any incorrect address or telephone number or delayed notice of the change to Party A.

X. The Subscription Agreement is made in three originals of equal force, effective from the date Party A and Party B sign and stamp on it, and shall automatically become cancelled and superseded by the "Real Estate Sales Contract of Shenzhen (Presale)", once such Contract has been signed.

Party A: Shenzhen Rongchao Real Estate Development Co., Ltd.
Representative:
Handled by:

Party B: Global City Properties Limited
Representative:

Date of Signing:  July 5, 2004.

                                                                    Exhibit 4.27


                     REAL ESTATE SALES CONTRACT OF SHENZHEN


                                    (Presale)

                       S(F)WYMZi (2004) No. ______________

The Seller: Shenzhen Rongchao Real Estate Development Co., Ltd.

Address: Shenzhen International Commercial Chamber Center Building, Fuhua 1
        Road, Futian District,

Shenzhen

Tel:     0755 83836999
Business Licence No.:      SHENFUSIZIS06302
Qualification Certificate No.: NUMBER 67 of THE YEAR of 2004
Legal Representative:      Yang Rongyi
Identification Card / Passport No.: 440301631001171

Authorized Proxy:                                    Nationality:_______________
Identification Card / Passport No.:                  Tel:_______________________
Address:________________________________________________________________________

The Seller:_____________________________________________________________________
Address: ______________________________________      Tel:_______________________
Business Licence No.:___________________________________________________________
Qualification Certificate No.:__________________________________________________
Legal Representative:___________________________________________________________
Identification Card / Passport No.:_____________________________________________

Authorized Proxy:                                    Nationality:_______________
Identification Card / Passport No.:                  Tel:_______________________
Address:________________________________________________________________________
The Seller:_____________________________________________________________________
Address: _____________________________________       Tel:_______________________
Business Licence No.:___________________________________________________________
Qualification Certificate No.:__________________________________________________
Legal Representative:___________________________________________________________
Identification Card / Passport No.:_____________________________________________

Authorized Proxy:____________________________        Nationality:_______________
Identification Card / Passport No.:__________        Tel:_______________________
Address:________________________________________________________________________

The Seller:_____________________________________________________________________
Address: _____________________________________       Tel:_______________________
Business Licence No.:___________________________________________________________
Qualification Certificate No.:__________________________________________________
Legal Representative:___________________________________________________________
Identification Card / Passport No.:_____________________________________________

Authorized Proxy:_____________________________       Nationality:_______________
Identification Card / Passport No.:___________       Tel:_______________________
Address:________________________________________________________________________
The Buyer:____________________________________       Nationality:_______________
Identification Card / Passport No.:___________       Tel:_______________________
Address:______________________________________       Share Owned:_______________
Name of Company or Organization:    Global City Properties Limited
Address: c/o Media Data System Pte Ltd, 1Sims Lane #08-01, Singapore 389355
Legal Representative:      Eddie Heng                Tel:     (65) 65472850
Identification Card / Passport No.: Malaysia I.D. A12980338

Authorized Proxy: Chan Tak                  Nationality: Hong Kong, China
Identification Card / Passport No.: H01701580        Tel: (852) 25554857
Address: C/O 22/F VITA TOWER, 29 WONG CHUK HANG ROAD, Hong Kong

The Buyer:____________________________________       Nationality:_______________
Identification Card / Passport No.:___________       Tel: ______________________
Address:______________________________________       Share Owned:_______________
Name of Company or Organization:________________________________________________
Address:________________________________________________________________________
Legal Representative:________________________        Tel:_______________________
Identification Card / Passport No.:_____________________________________________

Authorized Proxy:____________________________        Nationality:_______________
Identification Card / Passport No.:__________        Tel:_______________________
Address:________________________________________________________________________

The Buyer:_________________________________          Nationality:_______________
Identification Card / Passport No.:________          Tel:_______________________
Address:___________________________________          Share Owned:_______________
Name of Company or Organization:________________________________________________
Address:________________________________________________________________________
Legal Representative:______________________          Tel:_______________________
Identification Card / Passport No.:_____________________________________________

Authorized Proxy:__________________________          Nationality:_______________
Identification Card / Passport No.:________          Tel:_______________________
Address:________________________________________________________________________
The Buyer:_________________________________          Nationality:_______________
Identification Card / Passport No.:________          Tel:_______________________
Address:___________________________________          Share Owned:_______________
Name of Company or Organization:________________________________________________
Address:________________________________________________________________________
Legal Representative:______________________          Tel:_______________________
Identification Card / Passport No.:_____________________________________________

Authorized Proxy:__________________________          Nationality:_______________
Identification Card / Passport No.:________          Tel:_______________________
Address:

Clause 1 This contract is entered into between the seller and the buyer on the basis of equity, free will and mutual agreement in pursuance with (Contract Law of the People's Republic of China, Law of the People's Republic of China on Urban Real Estate Administration) and other applicable laws and regulations.

Clause 2 According to the "Contract on Land-use Right Transfer" SDHZi (2001) No.9018 and the supplementary agreement No. 1 signed between the seller and Shenzhen Municipal State-owned Land Planning Bureau, the seller has obtained the right to use the land (No.B117-0019) at the Inter-junction of Fuhua 3 Road and Yitian Road, Futian District, Shenzhen with specifications as the following:
Area: 8192 square meters of land usage right; land usage purpose: for office buildings; term of land use right: from January 8, 2002 to January 7, 2052.

     With approval, the seller has constructed a real estate, named Shenzhen International Chamber of Commerce Tower (hereinafter referred to as the Real Estate), on the above-mentioned land, of which the principal part is an office building of reinforced concrete structure covering 55 overground storeys and 3 underground storeys. Now the land price for this real estate has been paid up and the real estate is under no mortgage and restricted by no encumbrance. Shenzhen Municipal State-owned Planning Bureau has permitted the presale of the real estate by issuing the "Permit for Real Estate Presale" S(F)FXZi (2003) No.015.

Clause 3 The buyer buys a Flat in the Real Estate from the seller. The Flat is located at No. _________ of the tower of the Shenzhen International Chamber of Commerce Tower, used for office on the ______ floor and covering a building area of _______ square meters, including the inside-flat building area of _______ square meters and a public area allotment of ______ square meters.

     Area calculation standard adopted herein: "Real Estate Measurement Standard" (GB/T17986, 1-2000).

     Please see the attached Schedule (supplied by a qualified mapping institution) for public places of which the area is to or is not to be allotted.

     For specific floor and position of the flat please see the attached General Layout Plan, Elevation Drawing, Floor Plan and Flat Plan.

     Flat owners of the real estate shall be entitled to the common area and public facilities of the lot No. B117-0019 where the real estate is located, except for those otherwise stipulated in applicable laws, regulations or "Contract on Land-use Right Transfer".

     The seller promises that upon delivery of the Flat to the buyer, the public facilities described in the "Contract on Land-use Right Transfer" and its supplementary agreement will also be delivered and put into use, or else the buyer can refuse to accept the Flat (unless the seller and the buyer agree otherwise).

Clause 4 Both parties agree to adopt the following 2nd term as the term of payment: 1) [Payment based on Inside-Flat building area. The unit price is RMB____________ / sq m and the total amount is RMB________________________ (in figures: RMB____________).] (The text in brackets is deleted with strikethrough in the signed Chinese version.)

2) Payment based on the complete unit. The total amount is United States Dollars _________________________ (in figures: US$____________).

Clause 5 The seller entrusts Bank of East Asia, Shenzhen branch as the payment collecting and supervising agency, and Shenzhen Jiuzhou Construction Supervision Company as the project supervising organization.

     Both parties agree that, for the convenience of supervision, the buyer will not directly deliver the payment to the seller, but remit the money to the collecting agency as stipulated in the Schedule.

     The seller's account name with the collecting agency is Shenzhen Rongchao Real Estate Development Co., Ltd. and the account number is 064010296.

Clause 6 If the buyer fails to make payment on time as set forth in the Schedule, it shall bear the penalty fee for the delay. Details are as follows:

1) If the buyer has paid at least 50% of the total amount, it shall pay penalty fee for the overdue amount according to the Penalty Standard of the People's Bank on overdue payment for the liability fulfillment period.

2) If the buyer has paid less than 50% of the total amount, the seller can request the buyer to pay penalty fee equal to 10.00% (not more than 10% in general) of the overdue amount.

3) If the buyer does not pay the due payment after 90 days from the due date, the seller has the right to unilaterally terminate the contract. In such case, the seller shall inform the buyer promptly in written notice, and within 10 days after the notice, the seller may deduct the mutually agreed liquidated damages from the buyer's deposit.

Clause 7 The seller must deliver the Flat to the buyer before March 28, 2005 and the delivery must be accompanied with the Construction Completion Certificate issued by the construction supervision authority.

     If the seller delivers the Flat before the issue of the Construction Completion Certificate, the delivery shall be deemed invalid.

     On delivering the Flat to the buyer, the seller shall issue a written notice that shall be signed by the buyer. The written notice shall include the content of actual building area of the Flat.

     On receiving the written notice, the buyer shall promptly inspect the Flat and, if there is any complaint, the buyer shall raise the complaint within 15 days. Otherwise, it shall be deemed that the buyer has accepted the Flat.

Clause 8 If the seller fails to deliver the Flat to the buyer on time as stipulated herein, it shall pay a penalty fee of 0.5% of the total amount to the buyer per overdue day. If the delay causes the buyer's loss, the seller shall also assume compensation responsibility besides the penalty fee.

     If the seller delays over 90 days to deliver the Flat,

1) the buyer has the right to terminate this contract unilaterally. In this case, the seller shall refund the amount the buyer has paid (without interest) to the buyer, pay mutually agreed penalty fee, and assume compensation responsibility within 10 days after receiving the buyer's written notice of contract termination.

2) the case will be handled according to the first part of this clause if the buyer decides not to terminate this contract.

Clause 9 In case of any force majeure that seriously affects the construction progress that may delay the delivery of the Flat, the seller shall inform the buyer promptly by written notice.

Clause 10 For the Real Estate that has been put up for presale, no changes to its name and the usage and the design of its public facilities are allowed. In case of any necessary change, the seller shall make an application to the competent governmental department with a notarial certificate notarizing the agreement of more than 4/5 th of the real estate buyers.

Clause 11 On delivering the Flat to the buyer, the seller shall provide "Quality Guarantee of Residential Flat" and "Service Manual of Residential Flat". Otherwise, the buyer can refuse to accept the Flat.

     The "Quality Guarantee of Residential Flat" shall include information of the quality grade rated by the supervising department, guarantee coverage, guarantee period and guarantee supplier etc. The seller shall assume maintenance responsibility for the Flat according to the stipulations of the "Quality Guarantee of Residential Flat".

Clause 12 If the actual area of the Flat delivered to the buyer is different from the area stipulated herein, the case shall be handled by the following method:

     A difference of 0.6% or below between the actual Inside-Flat Building Area and the area stipulated herein is allowable and no payment refund or makeup is required to either the seller or the buyer.

     A difference of more than 0.6% (but not including 0.6%) up to 3% (including 3%) between the actual Inside-Flat Building Area and the area stipulated herein will require payment refund or makeup based on the unit price herein.

     A difference of over 3% (but not including 3%) between the actual Inside-Flat Building Area and the area stipulated herein will entitle the buyer the right to terminate the contract. If the buyer decides to terminate this contract, the seller shall refund all the payment the buyer has made together with its interests to the buyer within 10 days, and shall pay the buyer a penalty fee equal to 5% of the total price.

     In the circumstance where there is a difference of over 3% (but not including 3%) between the actual Inside-Flat Building Area and the area stipulated herein, if the buyer decides not to terminate this contract after mutual negotiation, the payment refund or makeup shall be made based on the unit price herein.

Clause 13 If the fittings of the Flat are not up to the standards set forth in this contract, the buyer has the right to require the seller to make up the price difference.

Clause 14 When the buyer pays up the total amount for the Flat, the seller shall issue a certificate in respect thereof.

Clause 15 After the Flat is delivered but before the Home Owners' Association engages a property management company, Shenzhen Rongchao Property Management Co., Ltd. will be in charge of the property management of the Real Estate (including the Flat). The property management fee is RMB16.00 / sq m based on the building area. After the Home Owners' Association is set up, the Association can continue to cooperate with the said company or engage another property management company, and the new property management fee will be as set between the Association and the new property management company.

     The Flat is for office use only. When fitting up or using the Flat, the buyer must not change the main structure, bearing structure and usage of the Flat without the seller's permission. The seller has the right to supervise, stop or report to the relevant governmental department in respect of such matters.

Clause 16 The seller shall inform the buyer by written notice within 150 days after obtaining the "Construction Completion Certificate" to jointly apply to the real estate ownership registration organization of Shenzhen for the real estate transfer registration.

     According to the regulations of the state, Guangdong Province and Shenzhen City, the buyer and the seller shall assume their own share of the taxes in the processing of the Title Deed of the Flat.

Clause 17 If the buyer fails to obtain the Title Deed before the legal time limit because the seller does not inform it as stipulated in the previous Clause or due to the seller's other fault, the seller shall pay a penalty fee equal to 0.3% of the total price per day to the buyer, starting from the 210th day since it obtains the "Filed Construction Completion Certificate of Construction Authority of Shenzhen" to the date the Registration Organization issues the Title Deed.

Clause 18 Within 7 days since this contract enters into force, the seller shall have this contract registered for record in the real estate ownership registration organization of Shenzhen.

     If the seller fails to fulfill this obligation and causes the buyer's loss, the seller shall assume compensation responsibility.

Clause 19 The seller shall provide the buyer the convenience to check, copy or make extracts of the following documents:

1) "Contract on Land-use Right Transfer" SDHZi (2001) No.9018 and the supplementary agreement No. 1 signed between the seller and Shenzhen Municipal State-owned Land Planning Bureau, and the "Title Deed";

2) "Permit for Real Estate Presale", "Permit for Planning of Construction Project" and "Builder's Licence".

3) The General Layout Plan, Elevation Drawing, Floor Plan, Flat Plan and Flat Area Mapping Report that are approved by the governing department.

Clause 20 Unless otherwise agreed between the seller and the buyer, the addresses of both parties shall be as specified in this contract.

     References to "inform", "notice" or "notification" mentioned in this contract refers to written notification, and the service method shall be by a signed acknowledgement of receipt by the party concerned or by mail.

     Only if the notice cannot be served through the above-mentioned service method, can a publication method be adopted.

Clause 21 The seller and the buyer shall settle disputes arising under this contract through consultation. If the consultation fails, they can apply to the following 2nd method for resolution:

1) submission to the Shenzhen Arbitration Committee for arbitration;

2) submission to the China International Economic & Trade Arbitration Committee Shenzhen Branch for arbitration;

3) lodging a suit to the People's Court.

Clause 22 Both parties can agree to set out other terms and conditions in the attached Schedule, including issues as to the right to the use of roof, the right to the use of the exterior wall, etc. The Schedule will not be valid unless signed and stamped by both parties.

     Unless the seller and the buyer otherwise agree, the advertisements, catalogues and sample flats used by the seller during the real estate sales promotion shall be deemed an integral part of this contract, and the seller shall assume the corresponding obligations thereunder.

Clause 23 The Schedules and drawings attached to this contract constitute a part of this contract.

Clause 24 This contract, together with its schedules and drawings, comprise a total of 28 pages, made in quadruplicate of equal legal force. The seller and the buyer hold one copy each. The other two copies are filed with the relevant governmental departments.

Clause 25 This contract shall enter into force from the date both parties sign on it.

The Seller (signature & stamp): Shenzhen Rongchao Real estate Development Co.
Ltd
Proxy (signature & stamp):
Date:    August 31, 2004

The Buyer (signature & stamp): Global City Properties Limited
Proxy (signature & stamp):
Date:    August 31, 2004

Schedule 1:
[Full Payment:
     The buyer pays up the total price upon signing this contract. The total price is RMB/HKD_______________________.] (The text in brackets is deleted with strikethrough in the signed Chinese version.)

Schedule 2:

Construction Period Installment Payment or Bank Mortgage Loan Payment :

1. Within 7 days after the contract signing date, the buyer shall pay 40.00% of the total price, i.e. United States Dollars __________________ (in figures: US$_____________).

2. Before October 31,2004, the buyer shall pay 60.00% of the total price, i.e. United States Dollars _____________________(in figures: US$______________).

3. Before ________, the buyer shall pay ____% of the total price, i.e. United States Dollars _______________ (in figures: US$____________).

4. Before ________, the buyer shall pay ____% of the total price, i.e. United States Dollars _______________ (in figures: US$____________).

5. Before ________, the buyer shall pay ____% of the total price, i.e. United States Dollars _______________ (in figures US$___________),

or to complete the mortgage loan procedures with the relevant bank before such date and to make payment in accordance with the specified payment schedule.

Schedule 3:

     Decoration Standards:

     1. Exterior wall: The exterior wall of the tower is hollow filming glass curtain wall, with fluorocarbon spray coating alloy decoration line; the exterior wall of the apron building is imported granite, hollow filming glass curtain wall, with decoration line;

     2. Interior wall: Imported marble, art glass and stainless steel modeling for the wall of the lobby; high-class latex paint for the wall of the public passage; light partition with cement mortar plastering for the interior wall of each unit;

     3. Ceiling: Silica gel ceiling for the ceiling of the public passage in the tower building; no suspended ceiling for interior of each unit;

     4. Ground: Imported granite for the ground in lobby and public passage; cement mortar ground for interior of each unit;

     5. Doors and windows: Windows have the same standards as in Article 1; the commercial units have high-class tempered glass doors, while the office sections have wooden doors;

     6. Kitchen:

     7. Bathroom: World famous sanitation fittings, imported marble for ground and wall, and alloy sound absorption board for the ceiling;

     8. Balcony:

     9. Elevator: 25 high-efficiency Mitsubishi elevators are optimized and configured, including 18 originally Japan-made Mitsubishi elevators for the tower building and 7 Mitsubishi elevators for the apron buildings;

     10. Others: Central air-conditioning system is adopted for the apron buildings; units above the 5th floor are equipped with renowned commercial variable frequency multiple central air conditioning system; independent ventilation system; 5A intelligent system; broadband Internet access; two 780W standby power generators.

Schedule 4:

       Both parties agree that:

     1. Roof usage right: The seller shall have the right to use the roof which shall be under the unified management of the property management company;

     2.Exterior wall usage right: the unified management of the property shall be under the management company, and all the profits generated therefrom shall be used for paying the expenses for the management of the building (i.e. the Shenzhen International Commercial Center) by the property management company;

     3.Underground garage: Belonging to the Seller and under the unified management of the property management company. The Buyer shall have the priority to choose its fixed parking space (Basement 1). Both parties agree to enter into a supplemental agreement for those relevant issues.

     4.Advertisement right in public area: Belonging to the Seller and under the unified management of the property management company. All the profits generated therefrom shall be used for paying the expenses for the management of the building by the property management company; The Buyer shall have priority to choose and use the advertisement space in the public area. Both parties agree to enter into a supplemental agreement for those relevant issues.

     5.The supplemental agreement No. 1 mentioned in Clause 2 and Clause 19 herein refers to the Supplementary Agreement of the Contract on Land-use Right Transfer SDHZi (2001) No.9018 entered into between the seller and the state-owned land department on 14 October 2002; and the Use of the Land provided under Clause 2 herein shall be expressly and accurately specified as "for commercial office use". For other contents stipulated by both parties, please refer to pages 17-1, 17-2, 17-3 herein. [These pages are references to those of the Chinese version, which contain the following paragraphs 6 to 23.]

     6.The Certificate for Check and Acceptance of the Completed Construction and the Certificate for Check, Acceptance and Record of the Completed Constructions of Shenzhen herein shall be construed according to the Measures for Check, Acceptance and Record of Completed Constructions of Shenzhen. The Seller, when delivering the real estate to the Buyer, shall deliver the Return Receipt for Check, Acceptance and Record for Completed Constructions issued by the Shenzhen Construction Bureau to the Buyer. Otherwise, the Buyer may refuse to accept the real estate and the delivery will be deemed to be void.

     7."Public facilities" provided in Clause 3 herein shall include: elevators, fire control facilities, electricity facilities, water/drainage facilities etc. The wording of "unless the seller and the buyer agree otherwise" in Paragraph 6 of Clause 3 herein shall be deleted.

     8.In the event that Buyer raises any objection in accordance with Clause 7 of this Contract, if the problems in the objection exist or partially exist, it shall be deemed that the real estate has not been delivered until the date when all the problems in the objection have been resolved.

     9."Agreed date" set forth in Clause 8 herein (i.e. March 28, 2005) refers to the date when the Seller delivers to the Buyer the flat that has already obtained the Return Receipt for Check, Acceptance and Record for Completed Constructions.

     10. "Force Majeure" set forth in Clause 9 herein refers to those events that are unforeseen, unavoidable and uncontrollable and have objectively interrupted the construction progress (such as war, earthquake, riot, air craft crash, terrorism etc.). Heavy rain and typhoon are not in the scope of Force Majeure. In the case of Force Majeure, the Seller shall provide the Buyer with a certificate issued by a Notary Authority, which evidences the existence of such Force Majeure. In the event that the construction progress has been seriously affected by such Force Majeure and the real estate cannot be delivered by the stipulated time and such Force Majeure events last for more than 30 days, the Buyer has the right to terminate the Contract unilaterally. In this case, the Seller shall refund any amount (including the principal and the accrued interest) the Buyer has already paid to the Seller.

     11. The following shall be added to the end of Clause 10: " The Seller shall perfect the legal formalities of the above change and notify the Buyer the contents of the change in writting. If the above change causes any actual damage to the Buyer, the Seller shall indemnify the Buyer for such damage."

     12. The following shall be added to the end of Clause 11: "The Seller shall upon delivery of the flat provide the following documents/certificates to the
Buyer: a. Notification of Delivery of the Premises; b. Construction Area Mapping Report of Premises and Constructions of Shenzhen (completion area) issued by the State-owned land bureau; c. Return Receipt for Check, Acceptance and Record of Completed Constructions issued by the construction authorities; d. Quality Guarantee of Residential Flat; e. Service Manual of Residential Flat; f. Acceptance Form of the Premises (which shall be made in two copies, the Buyer having the right to express its opinions on the form and to keep one copy for reference) etc. The Buyer shall carry out a timely check and acceptance of the premises upon receipt of the written Notification of Delivery of the Premises. Failure of the seller to produce any of the abovementioned documents shall be deemed a failure of delivery and the Buyer shall be entitled to refuse acceptance.

     13. "Actual area of the premises delivered" in Clause 12 herein shall be in accordance with the mapping result made by the land bureau.

     14. Clause 14 herein shall be amended to read: " The Seller shall provide the Buyer with the certificate for full payment of the price and the invoice within five (5) days after the Buyer has fully paid the purchase price".

     15. Clause 17 herein shall be amended to read: "In case the Seller does not notify the Buyer according to Clause 16 herein or the Buyer is unable to obtain the Property Certificate within the period prescribed by law due to reasons caused by the Seller, the Seller shall pay to the Buyer damages equivalent to 0.03% of the total price each day from the 210th day after March 28, 2005 until the real estate registration authority of Shenzhen issues the Property Certificate. If after 90 days, the Buyer is still unable to apply for the Property Certificate, the Buyer shall have the right to terminate this Contract. If the Buyer decides to terminate this Contract, the Seller shall, in one lump sum, refund all payments that the Buyer has paid together with the interest accrued and pay damages equivalent to 10% of the total price. In case the total loss of the Buyer (including but without limitation to moving costs, decoration costs, loss resulting from delay in leasing out the premises, compensation to the lessee resulting from the termination of this Contract and expenses resulting from hiring lawyers or other intermediary organisations to recover compensation etc.) cannot be covered by such agreed damages, the Seller shall fully compensate and pay such balance.

     16. Paragraph 1 of Clause 18 shall be amended to read: "(1) The Seller shall file this Contract to the real estate registration bureau of Shenzhen for record and registration within 7 days from the date when this Contract takes effect and shall, upon the completion of the such registration, hand over 1 copy of this Contract bearing the Seller's company stamp to the Buyer. The Buyer has the right to terminate this Contract in case the Seller does not apply for record and registration 1 month after the aforesaid deadline. In the event that the Buyer terminates this Contract, the Seller shall, in one lump sum, refund all payments that the Buyer has paid together with the interest accrued and pay damages equivalent to 5% of the total price. In case the total loss of the Buyer cannot be covered by such agreed damages, the Seller shall fully compensate and pay the difference. (2) In the event that the Seller cannot apply for record and registration formalities within 7 days from the date when this Contract takes effect due to the failure of the Buyer to provide the Seller with documents that are needed when applying for such registration, both the Buyer and the Seller are exempt from liabilities resulting from the failure or delay in applying for such registration. But the Seller may not transfer the real estate covered by this Contract to any third party. Otherwise, the Buyer shall have the right to terminate this Contract and require the Seller to refund any amount together with accrued interest that have been paid by the Buyer. In addition, the Seller shall pay to the Buyer damages equivalent to the amount that has been paid by the Buyer. (3) The Buyer shall notify the Seller to proceed with the record and registration formalities when it makes ready all the requisite documents to be provided by the Buyer. The Seller shall, within 7 days after it receives the notification from the Buyer, apply for the record and registration formalities. Upon completion of such registration, the Seller shall hand over 1 copy of this Contract bearing its company stamp to the Buyer. Liabilities of the Seller for breach in such event shall be the same as set forth in part (1) of this Clause."

     17. Clause 21 herein shall be amended to read: " Disputes arising out of this Contract shall be settled by the Buyer and the Seller through negotiation first. In case no consensus can be reached within 30 days (calculated from the day when any party delivers to the other the written notification that requires negotiation), any party may apply to the Shenzhen Sub-commission of China International Economic & Trade Arbitration Committee for arbitration."

     18. The words "complete the mortgage loan procedures with the relevant bank before such date and to make payment in accordance with the specified payment schedule" in Schedule 2 of this Contract shall be deleted and replaced by the following: "Prior to such time limit, in case the Buyer has submitted all relevant documents required for going through the mortgage formalities to the mortgage bank and has executed the related documents, the Buyer shall be deemed to have properly performed the contract irrespective whether the mortgage registration has been completed or the mortgage bank has actually and fully disbursed the loans before that time limit. In case the mortgage bank does not approve the loan application of the Buyer and thus makes the payment by mortgage loan impossible to complete, the Seller shall not hold the Buyer liable for any delay of payment. The Buyer is entitled to terminate this Contract or to choose a new mortgage bank at its own option. In case the Buyer chooses to terminate this Contract, the Seller shall, within 5 days after receipt of the written notice of the Buyer, return to the Buyer all paid sums under this Contract and the interest equivalent to the bank loan interest of the corresponding period. In case the Buyer chooses a new mortgage bank, the Seller shall give the Buyer a reasonable grace period (postponed to the date when the mortgage loan procedures have been undertaken and the loan has been actually and fully disbursed by the mortgage bank) and necessary cooperation."

     19. Add the following at the end of Schedule 2 of this Contract: "The Buyer shall have the right to entrust other parties to pay the amount under this Contract. When the party that accepts the entrustment by the Buyer, according to the provisions of the Confirmation Letter of Entrusted Payment annexed to the Supplementary Agreement to this Contract, pays any amount to the account set forth in Clause 5 of this Contract, such payment shall be deemed as payment made by the Buyer. Both parties agree to enter into a supplemental agreement for those relevant issues."

     20. At the time of execution of this Contract, the Seller has not yet formally notified the Buyer of the related property management documents, such as the Owners' Covenant registered and filed with relevant competent authorities, and the Buyer is unable to ascertain the property management arrangements of the Building. Therefore, in case the aforesaid documents are not in compliance with this Contract or have violated the legal rights of the Buyer, the Buyer is entitled to require the Seller to amend, or to require the Seller to procure that the property management companies amend, such property management documents within a certain period. If no correction is made within 60 days after the Buyer's written request, the Buyer is entitled to terminate this Contract and the Seller shall, in one lump sum, refund the Buyer all sums paid and the interest thereof together with damages equivalent to 5% of the total price. In case the total loss of the Buyer (including but without limitation to moving costs, decoration costs, loss resulting from delay in the leasing out of the premises, compensation to the lessee resulting from the termination of this Contract and expenses resulting from hiring lawyers or other intermediary organizations to recover compensation etc.) cannot be covered by such agreed damages, the Seller shall fully compensate and pay such difference.

     21. A supplementary agreement shall be executed separately to stipulate the standard of the hardware facilities of the premises to be delivered by the Seller as well as the design and construction standard of the bathrooms (four cubicles for male bathrooms and female bathrooms respectively) to be added to each floor. Such supplemental agreement shall come into force simultaneously with this Contract and the Buyer has no obligation to make any further payment (the relevant payment having already been incorporated in the entire price for the premises).

     22. The detailed materials, specifications, models and positions etc of the Decoration Standards set forth in Schedule 3 of this Contract shall be subject to the supplementary agreement (and its attached drawings and schedules) to be entered into by both parties additionally.

     23. In case of any conflict or inconsitency between Schedule 4 and this Contract or other attached schedules, Schedule 4 shall prevail.


Seller (signature and stamp): Shenzhen Rongchao Real Estate Development Co.Ltd.


Buyer (signature and stamp): Global City Properties Limited


Date: August 31 2004

Schedule 5:

     The qualified survey institution will provide house floor area plan view by household, which shall include the allocated public area (allocated common area) and scope belonging to the public part but excluded from the floor area (non-allocated common area), stamped with the chop of the survey institution (a copy being acceptable).

         Allocated items include:


1. Attached pages 18-1,18-2 and 18-3.

2.

3.

4.

5.


         Non-allocated items include:


1. Attached pages 18-1,18-2 and 18-3.

2.

3.

4.

5.

                                                                    Exhibit 4.28

   Supplemental Agreement to the Contract on Purchasing Shenzhen International


                       Commercial Chamber Center Premises

Party A: Shenzhen Rongchao Real Estate Development Co., Ltd.
Address:3/F, Shenzhen International Commercial Chamber Center Building, Fuhua 1 Road, Zhongxin District, Shenzhen
Legal Representative:Yang Rongyi
Tel: 0755 82931118
Fax:0755 82931116

Party B: Global City Properties Limited
Address:c/o Media Data System Pte Ltd, 1Sims Lane #08-01, Singapore 389355 Legal Representative:Eddie Heng
Tel: 65 65472850
Fax: 65 65472223

WHEREAS, the parties entered into Contracts for Purchasing and Selling Premises in Shenzhen (Presale) (hereinafter referred to as the "Purchasing and Selling Contract") for each and every of 32 units of premises at 33-36/F of Shenzhen International Commercial Chamber Center (hereinafter referred to as "the Building") purchased from Party A (with the respective unit numbers of: 3301, 3302, 3303, 3305, 3306, 3308, 3309, 3310, 3401, 3402, 3403, 3405, 3406, 3408,
3409, 3410, 3501, 3502, 3503, 3505, 3506, 3508, 3509, 3510, 3601, 3602, 3603,
3605, 3606, 3608, 3609, 3610, hereinafter referred to as the "Premises").

NOW, THEREFORE, based on the principle of mutual benefits and sincere cooperation, the parties hereto agree on certain matters not fully addressed in the Purchasing and Selling Contract, as follows:

1.   Electricity Supply

1.1 Party A will supply two electricity circuits for each floor purchased by party B with no less than 150A per circuit for electricity supply for business areas.

1.2 Party A shall provide a standby power interface with 180A (60A thereof shall be for air conditioning system) for Party B's independent generator room, such power supply shall be independent of those in the office area and shall be supplied by a standby section in the main distribution room of the Building. The standby power must be sufficient for starting the normal operation of equipment in the generator room within one minute of the normal electricity supply in the Building being suspended.

2.   Telecommunication Suppliers


     Party A will be responsible for importing telecommunication and network services from China Telecomm and China Netcom Corporation Ltd. Party B will rent the telecommunication and network services from China Telecom or China Netcom Corporation Ltd as necessary. The capacity of telecommunication and network services shall satisfy the following conditions:


(1) As to China Telecom: 10 lines of DDN per floor, 20 lines of ADSL per floor and 400 telephone lines per floor;


(2) As to China Netcom: 10 lines of CNC Connect Broadband Line per floor and 10 international network lines per floor.

3.   Laying of Ducts and Fibres


     The ducting and laid optical fibres and network lines installed in the Building will be provided to and used by Party B free of charge. Such ducting shall satisfy the maximum usage requirement of Party B. Where the current ducting cannot satisfy the requirement of Party B, Party A shall provide other low electricity piping to Party B. Party B shall not impair the existing facilities; otherwise all and any losses arising therefrom shall be borne by Party B.

4.   Fire-control in Generator Room


     Party A shall provide FM200 gas fire extinguisher system for Party B's independent generator room (with an average area of no more than 50 square meters per floor and a total area of no more than 200 square meters; the location of which will be stipulated in the finalized scheme to be provided to Party A before Party B's entry into the Premises for decoration). Such system shall be in accordance with the relevant national standards and have passed the fire control inspection by the public security department. Party A shall be responsible for reporting for construction, construction and reporting for inspection as well as the corresponding costs and expenses incurred for FM200 gas fire extinguisher equipment.

5.   Air Conditioning System in the Generator Room


     Party A will provide the outdoor machine installation position for separate air conditioning equipment the in generator room of Party B, the position to be mutually agreed by both parties. The losses and damages incurred due to Party B's altering the installation position without the consent from Party A after such position is determined shall be borne by Party B.

6.   Parking Spaces in the Building


     Party A agrees to provide to Party B 48 paid and fixed vehicle parking spaces at the basement of the underground parking lots in the Building. Party B has the priority in choosing, but shall confirm the quantity and positions of the fixed parking spaces within 180 days after occupation and shall pay the charges for the usage of the fixed parking spaces from the month when Party B moves into the premises for business purposes. If Party B chooses less than 48 parking spaces, the remaining spaces will be returned to and disposed of by Party A.

7.   Lavatories


     Party A shall add 4 extra cubicles respectively for men's and ladies' lavatories on each floor, the positions and decoration standards of which shall be in accordance with the layout and schedules annexed to this Supplemental Agreement.

8.   Advertisement Spaces in Public Area


     Party A agrees to provide paid advertisement spaces in the public area of the Building to Party B. Party B has the priority in choosing but shall confirm the quantity and positions of the advertisement spaces within 180 days after occupation.

9.   Advance Decoration


     Party A agrees that, upon obtaining the Receipt of Collecting documents for Inspection, Acceptance and Filing of Completed Construction and after payment of the full purchase price of the premises by Party B, it shall allow Party B's advance decoration of the Premises before March 28, 2005. If Party B intends to carry out the advance decoration, it shall give Party A 5 days prior notice and Party A shall offer cooperation and assistance promptly. Advance decoration shall not be deemed to be the delivery of the Premises by Party A. The delivery standards of the Premises and the corresponding responsibilities shall be subject to the corresponding stipulations in the Purchasing and Selling Contract and the Schedules thereto.


     During the term of the advanced decoration:


(1) Party A shall procure that the property management organization of the Building offers the necessary convenience and assistance to Party B and shall not prevent or hinder Party B's normal decoration.


(2) Party B shall be responsible for repairing damages to the Premises incurred before the delivery caused by the default of Party B. Party B shall also be liable for any and all losses incurred from the damage to public facilities or public equipment in the Building caused by the default of Party B.

10.  Entrusted Payment


     Party B shall be entitled to entrust a third party to pay the purchase price and all other moneys stipulated in the Purchasing and Selling Contract. The payment by such third party shall be subject to the Confirmation of Entrusted Payment, which is in Annex 1 to this Supplemental Agreement.

11.  Notices


     Party B designates a third party to receive any and all notices under the Purchasing and Selling Contract and relevant agreements. The address and communication details of such third party are set out in Annex II to this Supplemental Agreement. Any and all notices given by Party A according to Purchasing and Selling Contract and relevant agreements shall be delivered directly to the address listed in Annex II, otherwise the notice will be treated as not having been given. If Party B designates another third party to receive any and all notices under the Purchasing and Selling Contract and relevant agreements, it shall notify Party A in writing and list the address and communication details of such third party.

12.  Default liabilities


     Unless otherwise provided in the Purchasing and Selling Contract, Party B shall be entitled to refuse the delivery of the Premises and delivery of Party A shall be treated as invalid where such delivery violates the relevant stipulations herein. Any default liabilities incurred therefrom shall be subject to the stipulations in the Purchasing and Selling Contract.

13.  Termination


     This Supplemental Agreement shall be terminated simultaneously with the termination of the Purchasing and Selling Contract by law or in accordance with the stipulations therein.

14.  Effectiveness and Versions


(1) This Supplemental Agreement shall become effective upon signing and stamping by both parties hereto.


(2) This Supplemental Agreement shall be in four (4) originals. Each of the parties hereto shall retain two original copies and all original copies shall have equal force and effect.





Party A: Shenzhen Rongchao Premises Development Co., Ltd.
Authorized representative (Signature & Stamp):




Party B: Global City Properties Limited
Authorized representative (Signature & Stamp):




Signing date:  August 31, 2004

Annex I Confirmation of Entrusted Payment


In accordance with this Confirmation of Entrusted Payment, our company, Global City Properties Limited, hereby appoints and authorizes Trade Media Limited (hereinafter referred to as " TML ") to pay all the payments due and the necessary fees related to the purchase of the 33rd, 34th, 35th, 36th floors of Shenzhen International Commerce Center (located at the inter-junction of Yitian Road and 3rd Fuhua Road, hereinafter referred to as the "Real Estate") on our behalf, including but not limited to: 1. The initial installment of the total purchase price payable according to the Sales Contract of Real Estate; 2. The installments which shall be paid to the bank according to the provisions of the Mortgage Loan Contract. However, we reserve the right to make such payments to the bank directly by ourselves at our option; 3. The necessary fees, such as the notarial fee, which are to be borne by us in accordance with the stipulations of the law and the contracts; 4. The taxes and government fees, which are to be borne by us in accordance with the stipulations of the laws and the contracts.

All the payments made by TML to the accounts stipulated by the Sales Contract of Real Estate, the Mortgage Loan Contract and other relevant agreements and/or the accounts opened for collection of money as stipulated by the relevant governmental departments shall be regarded as those made by us.

In case TML cannot make the aforesaid payments on behalf of us for any reasons, we shall arrange other payments in compliance with the Sales Contract of Real Estate, the Mortgage Loan Contract and other relevant agreements and/or the stipulations of the relevant governmental departments. TML has no joint or supplementary liability for payment of any of the aforesaid amounts.




Company's and Representative's Stamp & Signature:

GLOBAL CITY PROPERTIES LIMITED                  (Company Stamp)

Authorized Proxy (Signature):                   (Signed by Chan Tak)

Date:                                           August 31, 2004



--------------------------------------------------------------------------------

We hereby confirm, agree and accept the aforesaid entrustment.

TRADE MEDIA LIMITED (Signature & Stamp)

                                                (Company Stamp)

Legal Representative or
Authorized Representative (Signature):          (Signed by Eddie Heng)

Date:                                           August 31, 2004

Annex II Address and communication details of the entrusted third party

We, Global City Properties Limited, hereby authorize the under listed to receive and collect any and all notices delivered by Shenzhen Rongchao Premises Development Co., Ltd. in accordance with stipulations under Article 11 of the Supplemental Agreement to the Contract on Purchasing Shenzhen International Commercial Chamber Center Premises.

Name of the entrusted third parties:   Wu Jinxia or Huang Fenghu
                                       (signature by any of them is sufficient)

(Signatures)                           ____________________________

                                       ____________________________

Address: 35th Floor, Shun Hing Square, Di Wang Commercial Centre, 5002 Shennan
         Road East, Shenzhen

Postcode:  518008

Telephone: 82460395      82460456      82460220


Company's and Representative's Stamp & Signature:
GLOBAL CITY PROPERTIES LIMITED
                                                  (Company Stamp)

Authorized representative (Signature):            (Signed by Chan Tak)

Date:                                             August 31, 2004

The undersigned hereby acknowledge and accept the above entrustment.

(Signatures)

___________________
Date:                                            August 31, 2004

                                                                    Exhibit 4.29

Summary Table of Property Units and Payment Amounts.
Name of Office Building: Shenzhen International Chamber of Commerce Tower Location : The Inter-junction of Yitian Road and Fuhua 3 Road, Futian District, Shenzhen, China



----------------------------------------------------------------------------------------------------------------
  Floor                 No. of Unit                  Gross               In RMB                   In USD
                                                  Area(M(2))
----------------------------------------------------------------------------------------------------------------
                                                                      Total Amount             Total Amount
----------------------------------------------------------------------------------------------------------------
   33                       01                      276.88                        4,845,400             585,434
----------------------------------------------------------------------------------------------------------------
                            02                      130.04                        2,275,700             274,956
----------------------------------------------------------------------------------------------------------------
                            03                      622.73                       10,897,775           1,316,697
----------------------------------------------------------------------------------------------------------------
                            05                       96.85                        1,694,875             204,779
----------------------------------------------------------------------------------------------------------------
                            06                      276.88                        4,845,400             585,434
----------------------------------------------------------------------------------------------------------------
                            08                      130.04                        2,275,700             274,956
----------------------------------------------------------------------------------------------------------------
                            09                      622.73                       10,897,775           1,316,697
----------------------------------------------------------------------------------------------------------------
                            10                       96.85                        1,694,875             204,779
----------------------------------------------------------------------------------------------------------------
   34                       01                       276.3                        4,835,250             584,207
----------------------------------------------------------------------------------------------------------------
                            02                      130.05                        2,275,875             274,977
----------------------------------------------------------------------------------------------------------------
                            03                      622.19                       10,888,325           1,315,555
----------------------------------------------------------------------------------------------------------------
                            05                       96.86                        1,695,050             204,800
----------------------------------------------------------------------------------------------------------------
                            06                       276.3                        4,835,250             584,207
----------------------------------------------------------------------------------------------------------------
                            08                      130.05                        2,275,875             274,977
----------------------------------------------------------------------------------------------------------------
                            09                      622.19                       10,888,325           1,315,555
----------------------------------------------------------------------------------------------------------------
                            10                       96.86                        1,695,050             204,800
----------------------------------------------------------------------------------------------------------------
   35                       01                      275.69                        4,824,575             582,918
----------------------------------------------------------------------------------------------------------------
                            02                      130.06                        2,276,050             274,998
----------------------------------------------------------------------------------------------------------------
                            03                      621.62                       10,878,350           1,314,350
----------------------------------------------------------------------------------------------------------------
                            05                       96.87                        1,695,225             204,821
----------------------------------------------------------------------------------------------------------------
                            06                      275.69                        4,824,575             582,918
----------------------------------------------------------------------------------------------------------------
                            08                      130.06                        2,276,050             274,998
----------------------------------------------------------------------------------------------------------------
                            09                      621.62                       10,878,350           1,314,350
----------------------------------------------------------------------------------------------------------------
                            10                       96.87                        1,695,225             204,821
----------------------------------------------------------------------------------------------------------------
   36                       01                      275.06                        4,813,550             581,585
----------------------------------------------------------------------------------------------------------------
                            02                      130.08                        2,276,400             275,040
----------------------------------------------------------------------------------------------------------------


----------------------------------------------------------------------------------------------------------------
                            03                      621.03                       10,868,025           1,313,103
----------------------------------------------------------------------------------------------------------------
                            05                       96.89                        1,695,575             204,864
----------------------------------------------------------------------------------------------------------------
                            06                      275.06                        4,813,550             581,585
----------------------------------------------------------------------------------------------------------------
                            08                      130.08                        2,276,400             275,040
----------------------------------------------------------------------------------------------------------------
                            09                      621.03                       10,868,025           1,313,103
----------------------------------------------------------------------------------------------------------------
                            10                       96.89                        1,695,575             204,864
----------------------------------------------------------------------------------------------------------------
                   Grand Total                      8998.4                      157,472,000          19,026,168
----------------------------------------------------------------------------------------------------------------


  Note:  1.Unit price at RMB17,500 / Sq.M
         2.Exchange rate : USD100 : RMB827.66 )

                                                                    Exhibit 4.30

         Supplementary Agreement Concerning Alteration of Payment Method


Party A:  Shenzhen Rongchao Real Estate Development Co., Ltd.
Address: Floor 3, Shenzhen International Business Chamber Building, Fuhuayi Road, Central District, Shenzhen.
Legal Representative: Yang Rongyi
Telephone: (0755) 82931118
Fax:      (0755) 82931116

Party B: Global City Properties Limited
Address: c/o Media Data System Pte Ltd, 1 Sims Lane #08-01, Singapore 389355 Legal Representative: Eddie Heng
Telephone: (65) 65472850
Fax: (65) 65472223

Whereas:

Party A and Party B have signed the Shenzhen Real Property Purchase (Presale) Agreement (hereinafter referred to as Agreement) on 31 August 2004 concerning the purchase by Party A from Party B of each one of the 32 units of real property located in floor 33 to floor 36 of Shenzhen International Chamber of Commerce Tower (unit number 3301, 3302, 3303, 3305, 3306, 3308, 3309, 3310,
3401, 3402, 3403, 3405, 3406, 3408, 3409, 3410, 3501, 3502, 3503, 3505, 3506,
3508, 3509, 3510, 3601, 3602, 3603, 3605, 3606, 3608, 3609 and 3610)
(hereinafter collectively referred to as Property). In accordance with Schedule 2 and article 17 of Schedule 4 to the Agreement, the remaining balance of the purchase price owed by Party B, which amounts to USD11,393,568.00 (equivalent to 60% of the total purchase price) (hereinafter referred to as Remaining Balance), shall be paid by means of mortgage bank loan. Party B shall complete the procedures for the said mortgage bank loan by 31 October 2004. And Schedule 4 to the Agreement stipulates the terms and conditions for the delayed payment due to failure to complete the mortgage loan procedures on time.

Party B has been negotiating with the relevant banks on the mortgage bank loan. However, no agreement can be reached. Therefore, Party A and Party B, after friendly consultation and pursuant to the principle of fair, mutual benefit and good faith, reached the following supplementary agreement concerning the alteration of payment method:


(1)  Alteration of Payment Method

     Both Parties agree that the Remaining Balance shall be settled by Party B in a lump sum of USD11,393,568.00 in stead of by means of mortgage bank loan granted by relevant banks to Party B. The total payment for the purchase of the Property shall remain the same.

(2)  Payment Term

     Party B shall settle the Remaining Balance no later than 8 December 2004. The date of payment shall be the date on which Party B remit the payment.

(3)  Breach of Contract

     Article 6 of the Agreement shall apply in case that Party B fails to make the abovementioned payment before 8 December 2004.

(4)  Signing and Effectiveness

     This Supplementary Agreement shall take effect once it is signed by both Parties and stamped with the company chops of both Parties. Schedule 2 and article 17 of Schedule 4 concerning mortgage bank loan to the Agreement shall terminate at the same day of effectiveness of this Supplementary Agreement. This Supplementary Agreement has 4 originals and each Party shall retain 2 originals of the same legal effect.


     Party A: Shenzhen Rongchao Real Estate Development Co., Ltd.
     Representative:
     Date:  December 3, 2004

     Party B: Global City Properties Limited
     Representative:
     Date:  December 3, 2004

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
Lazenby Services Limited                                      British Virgin Islands
Global Sources USA, Inc.                                      USA - Delaware



Name                                                          Jurisdiction of Organization
----                                                          ----------------------------

Global City Properties Limited                                British Virgin Islands
Media Data Systems Pte Ltd                                    Singapore
Media Productions Ltd.                                        Cayman Islands
Pine Grove B.V.                                               Netherlands
Publishers Representatives Limited                            Hong Kong SAR
Steady Access Resources Limited                               British Virgin Islands
Steady Information Consultant (Shenzhen) Co., Ltd             People's Republic of China
Targeted Marketing Promotions Corp.                           Liberia
Trade Management Software Limited                             Cayman Islands
Trade Management Software (HK) Limited                        Hong Kong SAR
Trade Magazine Productions Limited                            Hong Kong SAR
Trade Media Limited                                           Cayman Islands
Trade Point Hong Kong Limited                                 Hong Kong SAR
World Executive's Digest Limited                              Cayman Islands


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


Date: May 13, 2005

                               /s/ Merle A. Hinrichs
                               ----------------------------------------------
                               Merle A. Hinrichs,
                               Director, Chairman and Chief Executive Officer

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

Date: May 13, 2005

                                 /s/ Eddie Heng
                                 ----------------------------------------
                                     Eddie Heng,
                                     Director and Chief Financial Officer

                                                                    Exhibit 13.1

                                  Certification
           Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to
                  Section 906 of the Sarbanes-Oxley Act of 2002

     Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Chapter 63, Title 18 U.S.C. ss. 1350(a) and (b)), the undersigned hereby certifies in his capacity as an officer of Global Sources Ltd. (the "Company") that the Annual Report of the Company on Form 20-F for the year ended December 31, 2004 fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, and that the information contained in such Report fairly presents, in all material respects, the financial condition and results of operations of the Company at the end of and for the periods covered by such Report.

Dated: May 13, 2005


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

                                                                    Exhibit 13.2


                                 Certification
           Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to
                 Section 906 of the Sarbanes-Oxley Act of 2002

     Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Chapter 63, Title 18 U.S.C. ss. 1350(a) and (b)), the undersigned hereby certifies in his capacity as an officer of Global Sources Ltd. (the "Company") that the Annual Report of the Company on Form 20-F for the year ended December 31, 2004 fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, and that the information contained in such Report fairly presents, in all material respects, the financial condition and results of operations of the Company at the end of and for the periods covered by such Report.


Dated: May 13, 2005


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

                                                                    Exhibit 14.4


CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement (Form S-8) No. 333-104426 and 333-59058 pertaining to Global Sources Equity Compensation Plans Numbers I, II, III, IV, V, VI and VII of Global Sources Ltd. of our report dated March 15, 2005, with respect to the consolidated financial statements of Global Sources Ltd. and its subsidiaries included in Annual Report (Form 20-F) for the year ended December 31, 2004.




/s/  ERNST & YOUNG
Singapore

May 12, 2005