Form 20-F
period 2005-12-31
GLOBAL SOURCES LTD /BERMUDA
filed 2006-06-12
CIK 1110650

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 20-F

(Mark One)
[    ]         Registration Statement Pursuant To Section 12(b) or (g) of the Securities Exchange Act of 1934
OR
[ X ]	Annual Report Pursuant To Section 13 or 15 (d) of the Securities Exchange Act of 1934
                For the fiscal year ended December 31, 2005.
OR
[    ]          Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

OR
[    ]         Shell Company Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
Date of event requiring this shell company report……………………For the transition period from ....................................... to ............................................ Commission file number 000-30678

GLOBAL SOURCES LTD.
(Exact Name of Registrant as Specified in its Charter)

Global Sources Ltd.
(Translation of Registrant’s Name into English)

Bermuda
(Jurisdiction of incorporation or organization)

Canon’s Court
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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

38,428,310 common shares, $0.01 par value, outstanding as of April 17, 2006.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities act

Yes	No	x

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Yes	x	No

Note-Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes	x	No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	Accelerated filer	x	Non-accelerated filer

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17	Item 18	x

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act)

Yes	No	x

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

Yes	No

TABLE OF CONTENTS

GENERAL INFORMATION

FORWARD-LOOKING STATEMENTS

Except for any historical information contained herein, the matters discussed in this Annual Report on Form 20-F contain certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to our financial condition, results of operations and business. These statements relate to analyses and other information which are based on forecasts of future results and estimates of amounts not yet determinable. These statements also relate to our future prospects, developments and business strategies. These forward-looking statements are identified by their use of terms and phrases such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “will” and similar terms and phrases, including references to assumptions. These forward-looking statements involve risks and uncertainties, including current trend information, projections for deliveries, backlog and other trend projections, that may cause our actual future activities and results of operations to be materially different from those suggested or described in this Annual Report on Form 20-F.

These risks include:

•	customer satisfaction and quality issues;

•	competition;

•	our ability to achieve and execute internal business plans;

•	worldwide political instability and economic downturns and inflation, including any weakness in the economic and political conditions of countries in the Asia-Pacific region, including China; and

•	other factors described herein under “Risk Factors.”

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

In this Annual Report on Form 20-F, except as specified otherwise or unless the context requires otherwise, “we,” “our,” “us,” the “Company,” and “Global Sources” refer to Global Sources Ltd. and its subsidiaries. All references to “fiscal” in connection with a year shall mean the year ended December 31.

All financial information contained herein is expressed in United States dollars, unless otherwise stated.

PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
                - (Not applicable)

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE
                - (Not applicable)

ITEM 3. KEY INFORMATION

Selected Financial Data

The following historical financial information should be read in conjunction with the section entitled “Operating and Financial Review and Prospects” and our audited consolidated financial statements and related notes, which are included elsewhere in this document. The consolidated statements of income data for each of the three years ended December 31, 2003, 2004 and 2005 and selected consolidated balance sheet data as of December 31, 2004 and 2005 are derived from, and qualified by reference to, our audited consolidated financial statements included elsewhere in this document. The consolidated statements of income data for each of the years ended December 31, 2001 and 2002 and selected consolidated balance sheet data as of December 31, 2001, 2002 and 2003 are derived from our audited financial statements not included in this document.

	Year Ended December 31,
	2001	2002	2003	2004	2005
	(In Thousands, Except Per Share Data)
Income Statement Data:
Revenue:
Online and other media services	$91,859	$84,400	$87,685	$92,325	$97,062
Exhibitions	2,619	2,455	3,327	13,010	14,300
Miscellaneous	807	631	657	511	832
Total revenue	95,285	87,486	91,669	105,846	112,194
Operating expenses:
Sales	31,236	28,659	30,113	29,956	33,910
Event production	811	933	930	3,774	3,920
Community	13,325	13,099	13,155	17,890	20,623
General and administrative	32,158	28,267	27,858	30,329	33,641
Online services development	8,393	5,378	4,960	4,232	3,920
Non-cash compensation expense(1)	2,501	2,564	1,419	2,117	1,948
Other(2)	3,476	3,740	4,453	1,480	1,335
Total operating expenses	91,900	82,640	82,888	89,778	99,297
Income from operations	$3,385	$4,846	$8,781	$16,068	$12,897
Interest expense	(172)	—	—	—	—
Interest and dividend income	357	439	122	219	1,624
Gain (loss) on sale of available-for-sale Securities	—	—	(40)	1,120	977
Foreign exchange gains (losses), net	(470)	50	—	240	(80)
Write-down of investments	(1,150)	—	—	—	—
Income before income taxes	1,950	5,335	8,863	17,647	15,418
Income tax provision	(1,143)	(720)	(668)	(651)	(759)
Income before minority interest	$807	$4,615	$8,195	$16,996	$14,659
Equity in income of affiliate	51	—	—	—	—
Minority interest	(83)	(308)	(861)	(1,227)	(1,281)
Net income	$775	$4,307	$7,334	$15,769	$13,378
Basic net income per share	$0.0221	$0.1230	$0.2094	$0.4501	$0.3558
Diluted net income per share	$0.0221	$0.1230	$0.2093	$0.4492	$0.3550
Cash dividends declared per share	—	—	—	—	—
Shares used in basic net income per share calculations(3)	35,014	35,020	35,027	35,033	37,598
Shares used in diluted net income per share calculations(3)	35,014	35,020	35,043	35,108	37,681

	December 31,
	2001	2002	2003	2004	2005
	(In U.S. Dollars Thousands)
Balance Sheet Data:
Cash and cash equivalents	$20,236	$11,009	$26,227	$41,195	$94,321
Available-for-sales securities	—	26,199	35,140	10,172	23,982
Total assets	53,602	62,650	82,541	92,525	171,680
Net assets	14,116	21,345	31,664	50,433	105,432
Long-term debt, less current portion……………	13,448	13,033	12,384	2,214	1,091
Total shareholders’ equity	11,601	18,522	27,980	45,523	99,241

___________________

(1)
Reflects the non-cash compensation expenses associated with the grants under the employee equity compensation plans and Directors Purchase Plan. Non-cash compensation expense was allocated according to the category under which a staff employee and team member functioned as follows: approximately $505 (2004: $626; 2003: $323; 2002: $623; 2001: $381) represents sales expenses, $103 (2004: $93; 2003: $96; 2002: $238; 2001: $87) represents community expenses, $1,025 (2004: $1,066; 2003: $691; 2002: $1,179; 2001: $1,546) represents general and administrative expenses and $315 (2004: $332; 2003: $309; 2002: $524; 2001: $487) represents online services development expenses.

(2)	Includes amortization of intangibles/software cost.

(3)
On March 1, 2005, we announced a one for ten bonus share issue on our outstanding common shares. For a further discussion on the bonus shares, please see Note 27 of our consolidated financial statements appearing elsewhere in this annual report. Fractional shares were rounded up resulting in an additional 521 common shares upon distribution of the bonus shares on April 1, 2005. On March 6, 2006, we once again announced a one for ten bonus shares issue on our outstanding common shares. All common shares and per-share amounts have been retroactively adjusted to reflect the one for ten bonus share issue for all periods presented. For a further discussion on the bonus shares, please see Note 29 of our consolidated financial statements appearing elsewhere in this annual report. Fractional shares were rounded up resulting in an additional 1,531 common shares upon distribution of the bonus shares on April 17, 2006.

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

The Chinese market is key to our current and future revenue growth, and political instability or uncompetitive cost conditions in this market could reduce our revenue and seriously harm our business.

Our customers in China provided approximately 47% of our total revenues in fiscal 2004 and approximately 50% of our total revenues in fiscal 2005, and we believe our operations in China will continue to grow for the next several years. Our dependence on the China market and its revenues is significant, and adverse political changes or uncompetitive cost conditions in China may harm our business and cause our revenues to decline.

The Chinese government has instituted a policy of economic reform which has included encouraging foreign trade and investment, and greater economic decentralization. However, the Chinese government may discontinue or change these policies, or these policies may not be successful. Moreover, despite progress in developing its legal system, China does not have a comprehensive and highly developed system of laws, particularly as it relates to foreign investment activities and foreign trade. Enforcement of existing and future laws, regulations and contracts is uncertain, and implementation and interpretation of these laws and regulations may be inconsistent. As the Chinese legal system develops, new laws and regulations, changes to existing laws and regulations, and the interpretation or enforcement of laws and regulations may adversely affect business operations in China. While the Hong Kong SAR (Special Administrative Region) has had a long history of promoting foreign investment, its incorporation into China means that the uncertainty related to China and its policies may now also affect the Hong Kong SAR.

Our customers are mainly suppliers who are based in China. Should China labor costs go up substantially and such cost costs are passed on to the customer (for example, due to limited skilled labor availability), China’s products may become less price competitive. If this occurs, it would likely have a negative impact on the demand in China for our various media and marketing services.

Our limited history in operating the China Sourcing Fair business as well as several factors outlined below could adversely affect our ability to operate our trade show business successfully and we can give no assurances that this business will be incremental to our growth.

Our first China Sourcing Fairs was held in Shanghai in 2003, so we have a fairly limited history of operating our China Sourcing Fair trade show business.

The first of a series of China Sourcing Fairs in the Hong Kong SAR, launched in April 2006, are held in a brand new venue in the Hong Kong SAR, Asia World-Expo, which many buyers have never visited before. In addition, there are substantial and long-established competing trade shows in the Hong Kong SAR and southern China, and we may not be able to attract the desired quantity and quality of buyers. Accordingly, because of the uncertainty of a new business launch and the competition, we may not achieve our desired sales objectives. Furthermore, in an effort to rapidly grow this business, additional personnel have had to be hired and additional capital has had to be expended, and we may be unable to effectively execute the operations, which would jeopardize our ability to be successful in this business.

Our various trade show businesses also require us to make substantial non-refundable deposits and progress payments to secure venue dates far in advance of our conducting the trade show.

For our trade shows in general, the date and location can greatly impact their profitability and prospects. The market for desirable dates and locations is highly competitive. If we cannot secure desirable dates and locations for our trade shows and conferences, their profitability and future prospects would suffer, and our financial condition and results of operations would be materially and adversely affected.

In addition, while we expect that a significant portion of our future revenues will be derived from our trade show business (in particular, our China Sourcing Fair business), several other factors could negatively affect our financial performance in this business, including:

•	the spread of SARS, Avian influenza and other similar epidemics;

•	political instability and the threat of terrorist attacks;

•	natural catastrophes, labor strikes and transportation shutdowns

•	decrease in demand for booth space;

•	particularly in China, we may not always be able to obtain the required trade show licenses, which may limit the number of trade shows we are able to hold;

•	competing trade shows; and

•	our inability to effectively expand our staff and infrastructure.

In view of the various risks outlined above, we can give no assurances that our operation of the trade show business will be incremental to our growth.

Our limited experience in the direct online sales business as well as other factors could adversely affect our ability to operate this business successfully.

Our direct online sales business, primarily referred to by us as “Global Sources Direct”, is a brand new business, both for us and for most of the suppliers we are targeting as potential customers. The lack of an established history and track record for the effectiveness of this new sales channel, both on our part and in the industry, may make it difficult for us to successfully market this service to, and attract and maintain, a sufficient number of customers that we would need in order to ramp up this business to a scale that would be profitable for us.

Other factors that could adversely impair the success of our direct online sales business include the following:

•
Most of the goods sold are air-shipped. The costs of air shipments are dependent to a large degree on oil prices. A substantial increase in oil prices may therefore result in air shipment becoming a cost prohibitive means of delivery.

•
We rely on a variety of logistic service providers for executing and fulfilling our service. However, there are only a limited number of appropriate logistic service providers. If any one or more of them cease to operate, our ability to carry on the direct online sales service could be severely curtailed or impaired.

•
We utilize payment processes provided by third parties. Many of these payment processors are from jurisdictions other than those of our relevant subsidiaries which operate our direct online sales business. These payment processors may therefore be reluctant to offer their payment process services to us, or may charge us high rates.

•
We utilize credit card payment processes. Under the terms of our arrangements with the credit card payment processors, they are entitled to charge back amounts to us in the event of any fraudulent or disputed transaction. They may also decide to withhold or delay fund payments to us for an indefinite period, or even discontinue their arrangements with us, if the charge back rate is too high or frequent.

•
We use various third parties’ online services (for example, for hosting and payment processing), and any disruptions to their services may adversely affect our own ability to complete transactions or may cause other disruptions to our own service.

•
Online fraud and fraudulent orders are potential risks. We may not be able to detect, or we may not have detected or been aware of, such fraudulent circumstances, and if we act pursuant thereto (for example, by shipping products under a fraudulent order), we may subsequently be unable to collect payment, or be required to refund payments, or be liable for the costs or losses of the innocent victim.

General economic uncertainty, slowdowns, or recessions may reduce spending for business-to-business marketing services.

The revenue growth and profitability of our business depends significantly on the overall demand for business-to-business media and especially online marketplace services, trade publications and trade shows. We believe that the demand for these services is subject to the potentially negative impact of a number of factors, including the overall weakening of global economies. Such situations and events as these may give rise to a number of trends that adversely affect our business and revenues.

The international markets, and in particular the Asia-Pacific region, in which we do business are subject to political and economic instability, which may interfere with our ability to do business, increase our costs and decrease our revenues.

The international markets in which we operate are subject to risks, including:

•	fluctuations in regional economic conditions;

•	political instability;

•	the threat of terrorist attacks;

•	conflicting and changing legal and regulatory requirements;

•	restrictions placed on the operations of companies with a foreign status;

•	significant changes in tax rates and reporting requirements;

•	governments could increase trade protection measures including tariffs, quotas, import duties or taxes, thereby significantly reducing demand for imported goods;

•	the loss of revenues, property and equipment from expropriation, nationalization, war, insurrection, terrorism and other political risks;

•	adverse governmental actions, such as restrictions on transfers of funds;

•	oil embargoes or significant increases in oil prices; and

•	fluctuations in currency exchange rates.

In 2005, we derived more than 90% of our revenues from customers in the Asia-Pacific region. We expect that a majority of our future revenues will continue to be generated from customers in this region. At the time of the Asian economic crisis of 1997 and 1998, our revenues and operating results were adversely affected, and both our sales and revenues declined. If there is future political or economic instability in the Asia-Pacific region, our business may be harmed and our revenues may decrease.

Because we operate internationally, foreign exchange rate fluctuations may have a material impact on our results of operations. To the extent significant currency fluctuations occur in Asian currencies, our revenues and profits may be affected, relative to the United States Dollar. At the time of the Asian economic crisis of 1997 and 1998, certain of our contracts were denominated and priced in foreign currencies. The conversion of these contract proceeds into U.S. dollars resulted in losses and is indicative of the foreign exchange risk assumed by us. Currently, we do not hedge our exposure to foreign currency fluctuations.

Future outbreaks of Severe Acute Respiratory Syndrome (“SARS”), Avian influenza or other widespread public health problems could adversely affect our business.

In the event of future outbreaks of SARS, Avian influenza or other widespread public health problems, some ways in which our business might be adversely affected could include the following:

•
quarantine or travel restrictions (whether required by government or public health authorities, or self-imposed) could result in the closure of some of our offices and other disruptions to our operations;

•	sickness or death of our key officers and employees;

•	a general slowdown in international trade and the global economy;

•	our trade shows may have to be cancelled; and

•	exhibitor and visitor participation at our trade shows, could be significantly curtailed or otherwise adversely affected .

We may not be successful in identifying, consummating and/or effectively integrating acquisitions, joint ventures and alliances to expand our business.

We are regularly evaluating potential strategic acquisitions, joint ventures and alliances and we believe that establishing such third-party relationships is a key component of our business strategy. However, we may not be successful in identifying acquisitions, joint ventures and alliances, or we may not be able to negotiate satisfactory terms or consummate the transactions successfully. In these circumstances, our growth potential may be harmed.

If we do identify and consummate an acquisition, joint venture or alliance, there is still a risk that we may not be able to integrate any new businesses, products or technologies into our existing business and operations. Alternatively, even if we are successful in integrating any new businesses, products or technologies into our existing business, we may not achieve expected results, or we may not realize other expected benefits.

We may not have sufficient access to capital to enter into acquisitions, joint ventures and alliances, or to expand our business, or to take advantage of organic or inorganic growth opportunities.

We may not have sufficient access to capital to enter into strategic acquisitions, joint ventures and alliances, or to expand our business, or to take advantage of organic or inorganic growth opportunities. In such circumstances, our growth potential may be harmed.

We rely on independent sales representative companies for the sales and marketing of our products and services and the loss of any significant sales representative company or employees of a sales representative company would harm our business and revenues.

We have agreements with various sales representative companies that employ sales representatives. Six sales representative companies in China are responsible for supplier accounts which in the aggregate accounted for approximately 50% of our total revenues for the year ended December 31, 2005. Generally, either we or the sales representative company may terminate the service agreement between them and us upon short notice. It is possible that we may not retain some of our sales representative companies, or they may not retain some of their sales personnel or be able to replace them with equally qualified personnel. Furthermore, if a sales representative company terminates its agreement with us, some of our customers with a direct relationship with that sales representative company or its personnel may terminate their relationship with us. Although these sales representative companies and their employees are independent from us, there can be no assurance that our reputation and our business will not be harmed by their acts or omissions. If sufficient numbers of employees are not recruited, properly trained, retained and managed by these sales representative companies, or if they perform poorly, or if our relationship with these sales representative companies fail or deteriorate, our business may be harmed.

Our growth could strain our resources, and if we are unable to implement appropriate controls and procedures to manage our growth, we may not be able to achieve our business objectives.

We plan to increase substantially the number of independent sales representative team members in China in order to pursue our business objectives. Our success will depend in part upon the ability of our senior management to implement and manage this growth effectively. To do this, additional new sales representative team members must be recruited and trained. If our new sales representative team members perform poorly, or if their training and management is unsuccessful, or if our relationships with our existing sales representative team members fail, our business may be harmed. To manage the expected growth of our operations, we will need to continue to improve our operational, financial and management controls and our reporting systems and procedures. If we fail to manage our growth successfully, we will be unable to achieve our business objectives.

If our current and potential customers are not willing to adopt and renew our services, we may not attract and retain a critical mass of customers.

Our services will be attractive to suppliers only if buyers use our services to identify suppliers and purchase their products. The content, products and suppliers currently available through our various media, or made available by suppliers, may not be sufficient to attract and retain buyers as users of our services. If buyers and suppliers do not accept our media and services, or if we are unable to attract and retain a critical mass of buyers and suppliers for our media and services, our business will suffer and our revenues may decrease.

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

Our industry is intensely competitive, evolving and subject to rapid change. Barriers to entry are minimal, and competitors are able to launch new websites and other media at a low cost. Competition is likely to result in price reductions, reduced margins and loss of market share, any one of which may harm our business. We compete for our share of customers’ marketing and advertising budgets with other online market-places, trade publications and trade shows. Competitors vary in size, geographic scope, industries served and breadth of the products and services offered. We may encounter competition from companies which offer more comprehensive content, services, functionality and/or lower prices. The marketing and pricing decisions of our competitors strongly influence our business. Increased competition in the industry has caused significant downward pricing pressure. To the extent that potential and existing customers make decisions solely or primarily on price, we may be unable to retain existing customers or attract new customers, or we may be forced to reduce prices to keep existing customers or to attract new customers.

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

The period between our initial contact with a potential customer and the purchase of our products and services is often long and unpredictable and may have delays associated with the lengthy budgeting and approval processes of our customers. This lengthy sales and implementation cycle may affect our ability to estimate our revenues in future quarters.

Our quarterly operating results may have seasonal fluctuations, and we may fail to meet analyst, investor and shareholder expectations.

We have experienced seasonal quarter-to-quarter fluctuations. Buyer’s usage of our media and services is typically relatively slower during the summer and year-end vacation and holiday periods. Additionally, our online and trade publication advertising revenue is seasonal and tends to be highest in the fourth quarter of each calendar year. Virtually all of our largest trade shows are expected to be held in April and October of each year. The net result of the above seasonality is that second and fourth quarter revenues are likely to be substantially higher than the first and third quarter revenues. In 2005, approximately 28% of our revenue was generated during the second quarter and approximately 29% during the fourth quarter. The first quarter accounted for approximately 20% of revenue in 2005 and the third quarter accounted for approximately 23% of revenue in 2005. In addition, certain expenses associated with future revenues are likely to be incurred in the preceding quarters, which may cause profitability to be lower in those preceding quarters. Also, because event revenue is recognized when a particular event is held, we may also experience fluctuations in quarterly revenue based on the movement of annual trade show dates from one quarter to another, such as what happened in 2005 when IIC China show was moved from the second to the first quarter.

There is a limited public market for our shares and the trading volume for our shares is low which may limit your ability to sell your shares or purchase more shares.

Our common shares have been traded in the public market for a limited time and this market may not be sustained. As a result of the April 2000 share exchange, 1,189,949 of our common shares were listed on the Nasdaq National Market. As of April 17, 2006 we had approximately 1,000 shareholders, and approximately 11,929,907 shares that were tradable on the Nasdaq National Market.

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

Future sales of common shares by us or our existing shareholders could adversely affect the prevailing market price of the common shares. As of April 17, 2006, we had 38,428,310 common shares outstanding , out of which at least 23,975,251 common shares outstanding are beneficially owned by people who may be deemed “affiliates,” as defined by Rule 405 of the Act, and are “restricted securities” which can be resold in the public market only if registered with the Securities and Exchange Commission or pursuant to an exemption from registration.

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

Our bye-laws contain provisions that may have the effect of delaying, deferring or preventing a change in control or the displacement of our management. These provisions may discourage proxy contests and make it more difficult for the shareholders to elect directors and take other corporate actions. These provisions may also limit the price that investors might be willing to pay in the future for our common shares. These provisions include:

•	providing for a staggered board of directors, so that it would take three successive annual general meetings to replace all directors;

•	requiring the approval of 100% of shareholders for shareholder action by written consent;

•	establishing advance notice requirements for submitting nominations for election to the board of directors and for proposing matters that may be acted upon by shareholders at a general meeting; and

•
restricting business combinations with interested shareholders that have not been approved by at least two-thirds of the holders of our voting shares (other than the interested shareholder) or by a majority of the continuing directors or if certain prescribed conditions are met assuming that we will receive fair market value in exchange for such business combination. In this context, a “business combination” includes mergers, asset sales and other material transactions resulting in a benefit to the interested shareholder or the adoption of a plan for our liquidation or dissolution; a “continuing director” is a member of our board of directors that is not an affiliate or associate of an interested shareholder and was a member of our board prior to such person becoming an interested shareholder; and an “interested shareholder” is any person (other than us or any of our subsidiaries, any employee benefit or other similar plan or any of our shareholders who owned shares prior to the listing of our shares on the Nasdaq National Market) that owns or has announced its intention to own, or with respect to any of our affiliates or associates, within the prior two years did own, at least 15% of our voting shares.

Our share prices may fluctuate in response to a number of events and factors as outlined below.

Our share price may fluctuate in response to a number of events and factors such as quarterly variations in operating results; announcements of new services or pricing options by us or our competitors; changes in financial estimates and recommendations by securities analysts; failure to meet our financial guidance and/or the financial forecasts of analysts; the operating and share price performance of other companies that investors may deem comparable; news reports relating to trends in the Internet and information technology industry; announcements by us or our compete-

tors of significant acquisitions, strategic partnerships, joint ventures or capital commitments; or changes in laws in the countries in which we operate.

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

As of April 17, 2006, Merle A. Hinrichs beneficially owned 61.2% of our common shares. Accordingly, Mr. Hinrichs controls the power to elect our directors, to appoint new management and to oppose actions requiring shareholder approval, such as adopting amendments to our articles of incorporation and approving mergers or sales of all or substantially all of our assets. Such concentration of ownership may have the effect of delaying or preventing a change of control even if a change of control is in the best interest of all shareholders. In addition, Mr. Hinrichs may still effectively control our company even if his share holdings are significantly reduced. There may be instances in which the interest of our controlling shareholder may conflict with the interest of a holder of our securities.

Current weakness of the telecommunications and Internet infrastructure in the Asia-Pacific region could harm our business.

We are likely to continue to derive the majority of our Internet-based online marketplace revenues from the Asia-Pacific region. The quality of some of the telecommunications and Internet infrastructure and telephone line availability in China and in some Asia-Pacific countries is poor. This may contribute to lower than expected adoption of many of our services and may cause usage growth and revenues to fall below expectations. In addition, access fees are high in some Asia-Pacific countries, which also contributes to low usage and may adversely affect our growth and revenues potential.

Risk of failure of our computer systems, network and communications hardware and software.

Our business depends on the high availability, good performance and strong security of our computer systems, network, and associated hardware and software. Any system interruptions, poor performance or security breaches impacting on Global Sources Online or any of our online sites may drive buyers and other registered users away and reduce the attractiveness of these sites to advertisers, and therefore adversely affect our business, financial condition and operating results.

We host our customer-facing computer systems with major Internet Service Providers (ISPs) in Singapore and the Hong Kong SAR. Interruptions to these ISPs’ hosting services could result from natural disasters as well as catastrophic hardware failures, software problems, extended power loss, telecommunications failure and similar events. While these ISPS have committed to provide disaster recovery facilities on request in such circumstances, nevertheless, if there is any failure, inability or delay on their part in providing such disaster recovery facilities as committed, serious and prolonged disruptions to our systems and services could result.

Although we support the integrity of our security with IDS (Intrusion Detection Systems), anti-virus and other tools as a precaution against hackings, denial-of-service and other cyber intrusions, such security systems and programs are not completely foolproof or error-free, and new updates to deal with the latest viruses or security threats may not yet be available or may not yet have been implemented. Hence, security breaches could still occur.

The failure of outside parties to meet committed service levels and information accuracy expectations may make our services less attractive to customers and harm our business.

We rely on outside parties for some information, licenses, product delivery and technology products and services. We rely on relationships and/or contractual agreements with software developers and providers, systems integrators and other technology firms to support, enhance and develop our products and services.

Although we have contracts with technology providers to enhance, expand, manage and maintain our computer and communications equipment and software, these service providers may not provide acceptable services. Services provided by third parties include hosting our Global Sources Online servers and database, maintaining our communications and managing the network and data centers which we rely on for the provision of our services. These relationships may not continue or may not be available on the same commercial terms in the future, which could cause customer dissatisfaction and/or a delay in the launch of new software or services.

We license some components of our technology from third parties. These licenses may not be available to us on the same commercial terms in the future. The loss of these licenses could delay the release or enhancement of our services until equivalent technology could be licensed, developed or otherwise obtained. Any such delay could have a material adverse effect on our business. These factors may deter customers from using our services, damage our business reputation, cause us to lose current customers, and harm our ability to attract new customers.

We have no direct control over the accuracy, timeliness or effectiveness of the information, products and services of these outside parties. As a result of outside party actions, we may fail to provide accurate, complete and current information about customers and their products in a timely manner and to deliver information to buyers and/or other registered users in a satisfactory manner.

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

Widely publicized security breaches involving the Internet or in online services generally, or our failure to prevent security breaches, may cause our current and potential customers not to use our products and services and adversely affect our revenues. We may be required to incur additional costs to protect against security breaches or to alleviate problems caused by these breaches. Our potential for growth depends on our customers’ confidence in the security of our products and services.

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

As Internet commerce continues to evolve, increasing regulation by federal, state or foreign agencies becomes more likely. Strict legal prohibitions on the transmission of unsolicited commercial e-mail, coupled with aggressive enforcement, could reduce our ability to promote our services and our ability to facilitate communications between suppliers and buyers and, as a result, adversely affect our business.

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

We may be subject to legal liability for publishing or distributing content over the Internet or in our trade publications or at our trade shows.

We may be subject to legal claims relating to the content on Global Sources Online or our other websites, or the downloading and distribution of such content, as well as legal claims arising out of the products or companies featured in our trade publications and at our tradeshows. Claims could involve matters such as libel and defamation, patent, trademark, copyright and design infringement, fraud and invasion of privacy. Media companies have been sued in the past, sometimes successfully, based on the content published or made available by them. Like many companies in our industry, we have received notices of claims based on content made available on our website. In addition, some of the content provided on Global Sources Online is manually entered from data compiled by other parties, including governmental and commercial sources, and this data may have errors, or we may introduce errors when entering such data. If our content is improperly used or if we supply incorrect information, third parties may take legal action against us. In addition, we may violate usage restrictions placed on text or data that is supplied to us by third parties. Our insurance may not cover claims of this type, or may not provide sufficient coverage, which could harm our reputation and operating results.

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

In the past, we have received notices and suits alleging intellectual property infringements. Although, to date, there has been no successful litigation directed against us with respect to the infringement and/or improper use of the intellectual property rights of third parties, there can be no assurances that there will not be any successful litigation in the future.

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

We do not anticipate paying cash dividends in the foreseeable future and this may reduce the demand for our shares

We do not anticipate paying cash dividends in the foreseeable future. This may reduce the demand for our shares.

ITEM 4. INFORMATION ON THE COMPANY

History and Development of the Company

We are a leading facilitator of global merchandise trade. Our business began in 1971 in Hong Kong when we launched Asian Sources, a trade magazine to serve global buyers importing products in volume from Asia. Today, we are one of Asia’s leading providers of trade information in print, online and face-to-face, meeting the marketing and sourcing needs of our supplier and buyer communities.

While our core business facilitates exports from Asia to the world, we also facilitate trade from the world to Asia. In 1985, we launched Electronics News for China for this purpose. Today we have several publications, their associ-

ated websites plus events and conferences that provide information to electronic engineers and executives at manufacturing companies in China and throughout Asia.

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

Our capital expenditures during the year ended December 31, 2005 amounted to $7.3 million, incurred mainly on office premises, for computers, software, reusable trade show booths, leasehold improvements, office furniture and software development. Our capital expenditures were financed using cash generated from our operations. The net book value of capital assets disposed during the year ended December 31, 2005, amounted to $0.09 million.

Our primary operating offices are located in Shenzhen, China; Hong Kong SAR; Singapore and Manila, Philippines. Our registered office is located at Canon’s Court, 22 Victoria Street, Hamilton, HM 12, Bermuda, and our telephone number at that address is (441) 295-2244. Our website address is http://www.globalsources.com. Information contained on our website or available through our website is not incorporated by reference into this annual report and should not be considered a part of this annual report.

Business Overview

We are a leading business-to-business (B2B) media company that provides information and integrated marketing services, with a particular focus on the Chinese market. Our mission is to facilitate global trade between buyers and suppliers by providing export marketing services and sourcing information. Although our range of media has grown, for more than 35 years we have been in the same primary business of helping buyers worldwide find products and suppliers in Asia.

Buyers rely on our media to stay current with available purchasing opportunities. Suppliers use our media to find new buyers and markets for their products. We believe we offer the most extensive range of media and export marketing services in the industries we serve. Suppliers using our four primary channels - online marketplaces, magazines, trade shows and direct online sales - are supported by our advertising creative services, education programs and online content management applications.

We have a significant presence across a number of industry sectors including electronics, fashion accessories, hardware and gifts. We are particularly strong in facilitating China’s two-way trade of electronics, China’s largest import and export sector. Our revenue from China has grown 124% since 2000.

We serve an independently certified community of more than 479,000 active members in some 230 countries and territories. This buyer community has more than doubled in size from 209,000 at the end of 2000. During 2005, buyers sent more than 5.8 million sales leads, or requests for information (RFIs) to the 130,000 suppliers listed on Global Sources Online, up from 2.4 million for the year 2000.

We are diversified in terms of products and services offered, industries served and our customer base. We have powerful and valuable assets including: the Global Sources brand; leading products and market positions; a long history and extensive presence in China; and substantial online leadership and expertise. We believe that all of these provide a strong platform for success and that we are well positioned to grow along with China’s exports and imports in the industry segments within which we operate.

The following table sets forth our revenue by category for the last three fiscal years:

	Year Ended December 31,
	2003	2004	2005

Revenue:
Online and other media services	$87,685	$92,325	$97,062
Exhibitions - trade shows and seminars	3,327	13,010	14,300
Miscellaneous	657	511	832
	$91,669	$105,846	$112,194

The following table represents our revenue by geographical area for the last three fiscal years:

	Year Ended December 31,
	2003	2004	2005

Revenue:
Asia	$84,856	$97,876	$104,746
United States	5,970	6,573	6,175
Europe	437	597	679
Others	406	800	594
Consolidated	$91,669	$105,846	$112,194

We currently generate the majority of our revenue from suppliers in Asia, with China being our largest market at 55% of total revenue during fourth Quarter of 2005. Our revenue is derived from three primary sources:

•
Online Services - Our primary service is creating and hosting marketing websites that present suppliers’ product and company information in a consistent and easily searchable manner on Global Sources Online. We also derive revenue from banner advertising fees.

•
Other Media Services - We publish trade magazines, which consist primarily of advertisements from suppliers and our independent editorial reports and product surveys. We publish our core trade magazines monthly, and a host of specialized magazines seasonally. We also derive revenue from buyers that subscribe to our trade publications.

•
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

Greater China defined as mainland China, Hong Kong and Taiwan, is the world’s largest merchandise exporter. Mainland China, especially, is rapidly expanding as both an exporter and an importer of goods and services. According to the OECD, China’s 2005 exports reached $762 billion, up 28% compared to 2004, while imports grew by 17% to $660 billion. Also, China has overtaken the United States as the world’s largest exporter of information and communications technology goods.

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

With a population that is more than 15 times as large as the Hong Kong SAR, Taiwan and South Korea combined, and with comparably more manufacturing facilities, the potential scale of China as an exporter is very substantial. China’s exporters include state-owned enterprises, joint ventures and a rapidly growing number of entrepreneurial companies. Many of these companies are relatively inexperienced with exporting.

With thousands of manufacturers spread across vast regions, and given the large distances between them and their customers, it is difficult for buyers and suppliers to identify and communicate with one another. Accordingly, buyers’ search and evaluation costs, and suppliers’ advertising and marketing expenses can be substantial.

The Role of Media in Global Trade

In global trade, media play a key role in helping suppliers and buyers find, connect and transact with each other. To facilitate this, media companies provide three major offerings—online marketplaces, trade publications and trade shows. Many media companies, however, offer just one or two of these types of media.

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

Operators of online marketplaces generate most of their business from selling marketing services to suppliers, such as hosting and publishing a suppliers’ website or catalog, and from advertising. Online marketplaces have the advantages of content depth and timeliness and provide a venue where suppliers can make detailed product and company information accessible to buyers.

Trade magazine publishers garner the vast majority of their revenue from the sale of advertising. Magazines offer buyers the convenience of portability while offering suppliers a proven medium that delivers a targeted audience. Magazine advertising formats are effective since they enable suppliers to do high-impact, display advertising that can strongly position their company and their products. Advertising in trade magazines contributes greatly to making buyers aware that a company is a potential supplier, and if the buyer is in an active sourcing mode, these advertisements often stimulate the buyer to make an inquiry, visit the supplier’s website and/or visit the suppliers booth at a trade show.

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

With the combination of our online, print and trade show offerings, supported by our creative and production services, we offer suppliers a virtual one-stop shop for most of their export marketing communications needs. Moreover, we believe that we are uniquely capable of helping suppliers create and deliver integrated marketing programs that impact all stages of the buying process - from awareness and lead generation - right through to purchase orders.

Media for Buyers Worldwide

Online Services

Through Global Sources Online, our online marketplace, buyers are able to identify and make inquiries to suppliers. Our primary source of revenue is from suppliers who pay for marketing websites. Each marketing website is comprised of a home page, a company profile and a virtual showroom containing product profile pages on the supplier’s products. Each product profile page contains detailed product information, specifications and full color images. Many suppliers choose to supplement their marketing websites with additional online marketing services. For example, suppliers can sponsor a particular product or other search category and when a buyer searches that category, the supplier’s banner advertisement is displayed promoting its products or services, with a link to that supplier’s marketing website.

Buyers can reach a large potential supply base on Global Sources Online by searching among, and/or making inquiries to approximately 130,000 suppliers who are categorized according to the products they can supply. In listing suppliers for a specific product, we give prominence to those who maintain marketing websites with us.

A key feature of Global Sources Online for buyers is the standard format for suppliers’ information, making it unnecessary for buyers to leave our website to visit numerous individual supplier websites, each with a different data structure and design. Another important feature is our “Product Alert.” Buyers register their profiles and are then notified by e-mail whenever there is new advertising or editorial content in the product categories they specified.

Trade Publications

We publish ten monthly publications, plus other quarterly and seasonal publications, that are circulated to buyers worldwide. Our trade publications contain paid advertisements from suppliers, as well as our independent editorial features, which include market reports and product surveys. In addition to our paid subscription base, we distribute samples of our trade magazines free-of-charge to qualified buyers worldwide at a variety of trade shows and events.

Trade Shows

We have six China Sourcing Fairs scheduled for 2006 in the Hong Kong SAR. The shows bring buyers from around the world to meet face-to-face with suppliers. The first China Sourcing Fair was held in Shanghai in October 2003. Regarding our 2005 China Sourcing Fairs, Electronics & Components and Gifts & Home Products were each held twice in Shanghai - once in the spring and once in the fall. The fall shows attracted over 37,000 buyers from 136 countries and featured nearly 1,900 booths. The spring shows featured nearly 1,600 booths and were attended by over 38,000 buyers from 117 countries and territories.

Direct Online Sales

In 2005 we launched Global Sources Direct. This new initiative enables suppliers to sell their products online - both in China and internationally through multiple online channels, including eBay International sites and GlobalSourcesDirect.com. The service facilitates the sale of wholesale lots, or what some call LCL or ‘less than container load’ orders, and enables buyers to import without having to understand or deal with most of the intricacies involved.

Advertising Creative Services

We offer our customers advertising and marketing creative services, which assist them in communicating their unique selling propositions and in executing integrated marketing campaigns across our online services, trade magazines and trade shows. Account managers and copywriters in our customer service centers assist suppliers with creative services including digital photography of products, translation, copywriting, ad layout and quality control. Basic media and creative services are included in our media charges.

China Sourcing Reports

We currently have more than 100 different reports for sale and we are scheduled to publish more than 60 reports in 2006. Formerly called, Market Intelligence Reports, each China Sourcing Report provides extremely detailed, product-specific information on suppliers and supply market conditions throughout Greater China that is based on our factory visits, face-to-face interviews, and detailed questionnaires. Revenue is derived from sales to buyers.

Private Catalogs

Our Private Supplier Catalogs enable suppliers to enter, manage, update and distribute their product and company data for a variety of online marketing and cataloging applications. We provide tools within the catalog to assist suppliers with creating, updating and posting content. Also the catalogs are maintained in a private, password-protected environment where the catalog user has the sole right of access and data entry. We currently derive little revenue from these services.

Media for Engineers and Executives in China and Asia

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

Our growth strategy has six key components: continue to expand in China; expand our trade show business; develop new or related verticals; cross-sell services to existing customers; develop Global Sources Direct; and seek acquisitions, joint ventures and alliances.

•
Continue to Expand in China. We are expanding our sales representation, marketing and infrastructure in China to enable us to grow our revenue along with the anticipated growth of China trade in the industry sectors we serve. Our revenue from China has grown approximately 124% since 2000 and we expect revenue from China to continue to grow.

•
Expand Trade Show Business. We are focused on expanding our trade show business and in particular our China Sourcing Fairs. Throughout 2005, substantial progress was made in establishing trade shows as a powerful addition to our online and print media - and in building the foundation to operate a much larger trade show business. We are also considering shows for new product categories and shows in new locations, such as our recent announcement of a China Sourcing Fair in Dubai in 2007.

•
Develop New or Related Verticals. We continue to develop new and related verticals. We launched two new verticals last year. Garments & Textiles and Auto Parts & Accessories. In 2006, we launched Electronics Design - China in March and we recently announced the upcoming 2006 launch of a magazine and online marketplace titled Baby & Children’s Products.

•
Cross-Sell Services to Existing Customers. We believe that we can increase our revenues by cross-selling our existing products and services to suppliers who are already customers. We see significant potential to convince more of our online marketplace and trade publication customers to also exhibit in our trade shows; and to convince more of our trade show exhibitors to also become customers of our online marketplaces and trade publications. For example, we have many trade show exhibitors who are new customers to Global Sources - who are now primary prospects for our online marketplaces and magazines.

•
Develop Global Sources Direct. In 2006, the focus will include expanding and training the sales team, adding products to the website, expanding online marketing and developing the systems required to sell to multiple countries.

•
Seek Acquisitions, Joint Ventures and Alliances. We intend to selectively pursue acquisitions, joint ventures and alliances to help us accelerate achievement of our strategic goals and maintain and achieve market-leading positions. Specific objectives include: gaining greater penetration into existing or adjacent industry sectors, expanding into new industry sectors, and gaining access to a larger number of potential users.

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

Products & Services

Media for Buyers Worldwide

Online Services

Global Sources Online, our primary online service, is comprised of the following industry sector marketplaces:

Computer Products	Auto Parts & Accessories
Electronic Components	Hardware & DIY
Electronics	Security Products
Fashion Accessories	Telecom Products
Garments & Textiles	Gifts & Home Products

Trade Publications

We publish the following industry-specific trade magazines monthly:

Global Sources Auto Parts & Accessories	Global Sources Garments & Textiles
Global Sources Computer Products	Global Sources Gifts & Home Products
Global Sources Electronic Components	Global Sources Hardware & DIY
Global Sources Electronics	Global Sources Telecom Products
Global Sources Fashion Accessories

Trade Shows

Trade Show	Description
Global Sources China Sourcing Fair: Gifts & Home Products
• Primary product categories include: gifts, premiums & toys; sporting goods; Christmas & holiday products; stationery; health & beauty products; kitchen & household appliances; DIY & home center; furniture & furnishings; garden & outdoor products; and lighting & electrical.
• Spring and fall 2006 events in Hong Kong.

Global Sources China Sourcing Fair: Electronics & Components
• Primary product categories include: personal & mobile electronics; computers & networking products; electronic components; security & safety products; telecom products & accessories; and home & office electronics.
• Spring and fall 2006 events in Hong Kong.

Global Sources China Sourcing Fair: Fashion Accessories
• Primary product categories include: handbags, special purpose bags, footwear, hats and caps, umbrellas, belts, sunglasses, gloves, ties, socks, watches, luggage, swimwear, bridal products, lingerie and sleepwear.Spring and fall 2006 events in Hong Kong.

Media for Asian Engineers and Executives

Magazines

Magazine	Description
Electronic Engineering Times - Asia	• Editions published bi-weekly in simplified and traditional Chinese, Korean and English; provides design engineers with innovative design ideas and in-depth technology analysis.
Electronic Design - China	• Published monthly in simplified Chinese; provides electronics design & development engineers and engineering managers with the latest in emerging technology and ‘how-to’ methodologies.
Electronics Supply & Manufacturing - China	• Published monthly in simplified Chinese; provides electronics manufacturers in China with the business and technology information.
Global Sources Chief Executive China	• Published monthly in simplified Chinese; serves mainland China senior management with case studies and information on management techniques and strategies.

Websites

Website	Description
Electronic Engineering Times - Asia Online
• Provides industry news, new product information and technical features covering new technology and its application; websites in traditional and simplified Chinese, English and Korean; and several application specific websites for Chinese engineers.

Electronic Design - China Online	• Provides China’s design engineers with access to detailed solutions, methodologies and white papers.
Electronic Supply & Manufacturing - China Online	• Provides corporate engineering, procurement and manufacturing management with access to new manufacturing strategies, technology and supplier news.
Global Sources Chief Executive China Online	• A resource focusing on excellent management practices for China’s business leaders in simplified Chinese.
Global Sources Career Sources China Online	• Provides resources and information regarding career opportunities.

Trade Shows and Exhibitions

Trade Show	Description
The 12th Annual International IC - China Conference & Exhibition
• Mainland China’s premiere showcase of integrated circuits (IC) application technologies and high-end components.
• Spring 2006 events in mainland China’s key technology hubs Shenzhen, Beijing and Shanghai.

The 6th Annual Embedded Systems Conference - Taiwan	• Taiwan’s largest showcase of embedded systems design, skills training and technologies. • August 2006 event in Taipei.
The 14th EDA-&-Test - Taiwan Conference & Exhibition	• Asia-Pacific’s largest, longest-running showcase of electronic design automation and test technologies. • August 2006 in Taipei.

Customers

We provide services to a broad range of international buyers and suppliers in various industry sectors.

Suppliers

During 2005, more than 7,900 suppliers paid us for marketing or advertising services. More than 7,300 of these suppliers were located in greater China, including approximately 4,600 located in mainland China, 1,800 in Taiwan and 980 in the Hong Kong SAR. No individual supplier customer represented more than 2% of our revenue during 2005.

Buyers

For our primary group of media, which connect export suppliers in Asia with buyers worldwide, we serve an independently certified community of more than 479,000 active members in more than 200 countries and territories. This figure is based on procedures to ensure that only buyers who have received a magazine or who have made an inquiry through the Global Sources website within the 12 month period ended December 31, 2005 are extracted from the databases. This community is up from approximately 209,000 at the end of 2000.

We have developed our services primarily for retailers, distributors and manufacturers who import in volume for resale. We serve a specialized group of senior executives with large import buying power. We believe a significant portion of these executives are owners, partners, presidents, vice presidents, general managers or directors of their respective companies.

We derive a relatively small proportion of our total revenue from these buyers for subscriptions to our magazines and for China Sourcing Reports.

Sales and Marketing

Our sales organization consists of approximately 1,211 independent representatives in approximately 67 cities worldwide, with 48 of these locations in Greater China. We have a staff of 40 full-time employees that oversee and monitor the independent sales representative organizations that employ these representatives. These organizations operate pursuant to service agreements with us that generally are terminable by either party on short notice. These representatives focus on developing and maintaining relationships with suppliers that are current customers and they seek to increase the number of new suppliers using our services. Substantially all of our contracts with suppliers are entered into directly between the supplier and us. Online services and print advertising revenue is seasonal and tends to be highest in the fourth quarter of each calendar year. Revenue for trade shows is highly seasonal as it is recognized in the month in which each show is held. Our sales representatives collectively make an average of 50,000 supplier visits per month. The largest representative sales offices are located in Beijing, Guangzhou, Shang-

hai, Shenzhen, the Hong Kong SAR and Taipei. Our six sales representative organizations in China accounted for approximately 50% of our total revenue in 2005.

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

Content Development

Our content development group, comprised of 439 team members, is responsible for compiling, editing, integrating and processing the content that appears in our online services and print media. Within content development, the advertisement operations and editorial groups compile materials from suppliers and freelance writers, respectively, and transform these materials into the advertising and editorial content. Research teams analyze customer content usage to direct content development and they work with sales representatives and marketing staff to develop appropriate content for new industry sectors. Our site team is responsible for evaluating and integrating content into our online services, as well as maintaining the overall integrity of such services. In addition, members of the content development group manage the pre-press production work and print production processes associated with the creation of our trade magazines. They also maintain the back-end supplier database, which is the foundation for our online supplier and product information.

Strategic Relationships

We own 60.1% of a joint venture with CMP Media Inc., through UBM Asia B.V., a subsidiary of United News & Media plc. We entered into the joint venture in September 2000, to provide new technology content, media and online services for the Asian electronics market, focusing on new opportunities in the greater China market.

In November 2001, we formed a strategic alliance with the WorldWide Retail Exchange, LLC (WWRE), to offer a supplier sourcing program for WWRE members and Asian suppliers. This evolved in 2005 to a new and expanded agreement with Agentrics LLC, which was recently formed by the merger of WWRE and GlobalNetXchange LLC. Agentrics LLC is an organization representing 50 global retailers with $1 trillion in annual sales, including some of the world’s largest retailers.

We have formed license-based partnerships with third parties to operate regional online marketing services such as South African Sources. These enable suppliers within the relevant geographic regions to promote their products and services to buyers located primarily outside of such regions.

In August 2005, one of the Company’s subsidiaries, eMedia Asia Limited (“eMedia”), formed a strategic alliance with Penton Media Inc. (“Penton”) to launch Electronic Design - China, a simplified Chinese edition of Penton’s electronics magazine, Electronic Design. This new Electronic Design - China publication aims to provide the latest technology and application methodologies to design engineers and engineering managers in China. The online website was launched in January 2006, and the first print monthly issue was launched in March 2006. eMedia is also entitled to draw content from Penton’s electronics publications, including Electronic Design, EE Product News and Microwaves & RF. A description of the agreements between eMedia and Penton is set out in the “Material Contracts” section.

HC International, Inc. (“HC International”) is a company listed on the Growth Enterprise Market of The Stock Exchange of Hong Kong Limited. On May 24, 2006, we entered into an agreement for the acquisition of a certain amount of shares of HC International. We have also entered into a call option deed for a certain amount of shares of HC International, and another call option deed for a certain amount of shares of an indirect subsidiary of HC Inter-

national. Details of these arrangements are set out in the “Material Contracts” section. This is a strategic investment by us, with the intention of establishing a strategic relationship with HC International. Our aim is to leverage the strengths, assets and customer relationships of the Company and HC International, to offer enhance services to suppliers and buyers. However, the nature and extent of this strategic relationship are matters which are yet to be fully determined, but we intend to explore areas of potential synergies and co-operation with HC International in the coming months.

Technology and Systems

We use a combination of commercial software and internally developed systems to operate our websites and services.

We have invested $8.2 million for years 2004 and 2005 combined in online services development.

As of December 31, 2005, we had 144 team members engaged in technology development, maintenance, software customization and data center operations.

As of December 31, 2005, our online marketplace services are run on the Oracle DBMS release 9i. The catalog application that supports Global Sources Online’s core functions uses a Java platform.

Our servers are hosted by Singapore Telecommunications (“SingTel”). We have dual redundant 100Mbps link connection directly to SingTel’s IX backbone, while SingTel maintains a 2,015 Mbps link to the United States and direct links to most countries in Asia.

We use StorageTek Enterprise tape back-up systems as well as servers located at our Singapore facility for back-up. We have deployed EMC SAN Enterprise disk storage systems for mission critical data and load balancers and application accelerators for traffic workload balancing, redundancy and response time management respectively.

For the year ended December 31, 2005 our external network had approximately 99.99% uptime availability.

Our platform applications deploy standard industry database protocols. We can, therefore, integrate our systems with products from third-party vendors. Our offerings are also based on industry standard Web technologies and we are able to deploy with the aid of most common industry browser solutions.

Where appropriate, our systems use secure socket layer, (SSL), to encrypt sensitive communications between browsers and Web servers. We also use Extensible Markup Language, (XML), as an open communication protocol for information delivery to various applications and/or partners.

Competition

For our online marketplaces, trade magazines and trade show services, the market is highly fragmented and potential competition and competitors vary by the range of services provided, geographic focus and the industry sector served. Some competitors only offer trade shows and other competitors only offer online services.

We may compete to some extent with a variety of organizations that have announced their intention to launch, or have already launched, products and services that compete to a certain degree with ours. These businesses include business media companies, trade show organizers, government trade promotion bodies, domestic retail marketplaces, international trade marketplaces, global standards organizations, transaction software and services providers, electronic sourcing application and/or service providers, and distributor, sell-side marketplaces. We may be at a competitive disadvantage to companies that have greater financial resources, that have more advanced technology, that have greater experience or that offer lower cost solutions than ours. In addition, some buyers and suppliers may have developed in-house solutions for the online sourcing and marketing of goods and may be unwilling to use ours.

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

We have registered trademarks for “Asian Sources” and/or “Global Sources” in Australia, the European Community, Germany, Hong Kong SAR, India, Indonesia, Israel, Malaysia, Mexico, Japan, the Philippines, the People’s Republic of China, Singapore, South Korea, Switzerland, Taiwan, Thailand, Turkey and the USA, and we have applications for these trademarks pending registration in various countries, including Egypt, India, Indonesia, Malaysia, South Africa and Thailand.

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

Internet Regulation

There are an increasing number of laws and regulations pertaining to the Internet. In addition, a number of legislative and regulatory proposals are under consideration by federal, state and local and foreign governments and agencies. Laws or regulations may be adopted with respect to the Internet relating to the liability for information retrieved from or transmitted over the Internet, online content regulation, the transmission of unsolicited commercial e-mails, user privacy, taxation and the quality of products and services. Moreover, it may take years to determine whether and how existing laws, such as those governing issues relating to intellectual property ownership and infringement, privacy, libel, copyright, trademark, trade secret, design rights, taxation, and the regulation of, or any unanticipated application or interpretation of existing laws, may decrease the use of the Internet, which could in turn decrease the demand for our services, increase our cost of doing business or otherwise have a material adverse effect on our business, financial condition, prospects and operating results.

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

Properties

During 2004, we entered into a contract for the purchase of approximately 9,000 square meters of office space in the Shenzhen International Chamber of Commerce Tower in Shenzhen, Guangdong province, People’s Republic of China, at a purchase price of approximately $19.0 million. Full payment of the purchase price was made during 2004, the physical handover of the premises occurred on or around March 30, 2005 and we have received the title certificates. Our usage right in respect of this property is for a period of 50 years, expiring on 7 January 2052, after which the land could revert to the China government. In addition, we generally lease our office space under cancelable and non-cancelable arrangements with terms of two to five years, generally with an option to renew upon expiry of the lease term. We lease in the aggregate approximately 112,715 square feet of executive and administrative offices in China, Hong Kong SAR, the Philippines, Singapore and Taiwan. Our aggregate base rental and building management fee payments for the year ended December 31, 2005 were approximately $1.4 million.

Legal Proceedings

We are a party to litigation from time to time in the ordinary course of our business. We do not expect the outcome of any pending litigation to have a material adverse effect on our business.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our financial condition and results of operations should be read in conjunction with the “Selected Financial Data” and the accompanying financial statements and the notes to those statements appearing elsewhere in this annual report. The following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in these forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to those discussed below and elsewhere in this annual report, particularly under the caption “Risk Factors.”

Overview

We are a leading business-to-business (B2B) media company and a primary facilitator of two-way trade with Greater China. We provide sourcing information to volume buyers and integrated marketing services to suppliers. Our mission is to facilitate global trade between buyers and suppliers by providing the right information, at the right time, in the right format. Although our range of media has grown, for more than 35 years we have been in the same basic business of helping buyers worldwide find products and suppliers in Asia.

We believe we offer the most extensive range of media and export marketing services to our suppliers in the industries we serve through our four primary channels - online marketplaces, magazines, trade shows and direct online sales.

We were originally incorporated under the laws of Hong Kong in 1970. In 1971, we launched Asian Sources, a trade magazine to serve global buyers importing products in volume from Asia. Realizing the importance of the Internet, we became one of the first providers of business to business online services by launching Asian Sources Online in 1995. In 1999, we changed the name of Asian Sources Online to Global Sources Online.

In April 2000, we completed a share exchange with a publicly traded company based in Bermuda, and our shareholders became the majority shareholders of the Bermuda corporation. As a result of the share exchange, we became incorporated under the laws of Bermuda and changed our name to Global Sources Ltd.

Revenue

We derive revenue from three principal sources.

Online services— Our primary service is creating and hosting marketing websites that present suppliers’ products and company information in a consistent and easily searchable manner on Global Sources Online. We also derive revenue from banner advertising fees.

Other media services— We publish trade magazines, which consist primarily of product advertisements from suppliers and our independent editorial reports and product surveys. We publish our core trade magazines monthly, and a host of specialized magazines seasonally. Suppliers pay for advertising in our trade magazines to promote their products and companies. We also derive revenue from buyers that subscribe to our trade publications.

We recognize revenue from our Online and other media services ratably over the period in which the advertisement is displayed. Our advertising contracts do not exceed one year.

Exhibitions - trade shows and seminars - Our China Sourcing Fairs offer international buyers direct access to China and other Asian manufacturers. The first China Sourcing fair was held during the fourth quarter of 2003. We held two series of three China Sourcing fairs in each the second quarter and fourth quarter of 2004 and a series of two China Sourcing fairs in each the second quarter and fourth quarter of 2005. Future China Sourcing fairs will be held mainly in the second quarter and fourth quarter of each financial year. International IC China Conferences and Exhibitions were held in March 2004 last year and these same exhibitions were held in April 2005 in current year. We derive revenue from exhibit space rental, advertising and sponsorship fees for advertisements in show guide, on billboards and banners and other forms of advertisements at and around our event venues. We also receive fees from attendees to our conferences held during the events. We recognize exhibitor services revenue at the conclusion of the related events. As a result, second quarter and fourth quarter revenue will be higher than the first and third quarter revenue. Revenue from exhibitions will grow as a percentage of total revenue in future years as we hold more China Sourcing Fairs.

Critical Accounting Policies

Our significant accounting policies are described in Note 2 to the consolidated financial statements included in Item 8 of this document. The following is a discussion of our critical accounting policies:

Revenue Recognition

We derive our revenue primarily from receipt of advertising fees in our published trade magazines and websites, sale of trade magazines and reports, receipt of fees from licensing our trade and service marks, organizing exhibitions and business seminars and commission income from consignment sales.

Revenue from advertising in trade magazines and websites is recognized ratably over the period in which the advertisement is displayed. Advertising contracts do not exceed one year. When multiple deliverables are contracted under a single arrangement, we allocate the total consideration to each unit of accounting on a pro-rata method based on its relative percentage of the total fair value of all units of accounting included in the arrangement. Revenue from sales of trade magazines and reports is recognized upon delivery of the magazine / report. Magazine subscriptions received in advance are deferred and recognized as revenue upon delivery of the magazine. Revenue from organizing exhibitions and business seminars is recognized at the conclusion of the event and the related direct event production costs are deferred and recognized as expenses upon conclusion of the event.

We received license fees and currently receive royalties from licensing our trade and service marks. Revenue from license fees was recognized ratably over the term of the license. Royalties from license arrangements are earned ratably over the period in which the advertisement is displayed by the licensee.

We derive commission income on the re-sale of our customers’ products on a consignment basis. The commission income which is the sales proceeds, net of the cost of the purchased products payable to the consigner is recognized upon conclusion of the sale to the buyer.

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

Capitalization of Development Costs of Software for Internal Use

We adopted Statement of Position 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use.” Costs incurred in the preliminary project stage with respect to the development of software for internal use are expensed as incurred; costs incurred during the application development stage are capitalized and are amortized over the estimated useful life of three years upon the commissioning of service of the software. Training and maintenance costs are expensed as incurred.

To account for the development costs related to the products to be sold, leased or otherwise marketed, we adopted SFAS No. 86, “Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed.” Development costs incurred subsequent to the establishment of the technological feasibility of the product are capitalized. The capitalization ends when the product is available for general release to customers.

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

We estimate the collectibility of our accounts receivable based on our analysis of the accounts receivable, historical bad debts, customer creditworthiness and current economic trends. We continuously monitor collections from our customers and maintain adequate allowance for doubtful accounts. While credit losses have historically been within our expectations and the allowances we established, if the bad debts significantly exceed our provisions, our operating results and liquidity would be adversely affected.

Impairment of Long-Lived Assets

Property and equipment are amortized over their estimated useful lives. Useful lives are based on our estimates of the period that the assets will generate revenue and can be productively employed.

We periodically review the carrying values of our long-lived assets and recognize an impairment loss whenever events or changes in circumstances indicate the carrying amount of the assets may not be fully recoverable. The recoverability of an asset is measured by a comparison of the carrying amount of an asset to the estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment loss, measured based on the difference between the carrying amount of the asset and its fair value, is recognized.

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

Results of Operations

The following table sets forth our results of operations as a percentage of total revenue:

	Year Ended December 31,
	2003	2004	2005
Income statement data:
Revenue:
Online and other media services	95%	87%	86%
Exhibitions	4	12	13
Miscellaneous	1	1	1
Total revenue	100	100	100
Operating expenses:
Sales	33	28	30
Event production	1	4	4
Community	14	17	18
General and administrative	30	29	30
Online services development	5	4	3
Non-cash compensation	2	2	2
Other	5	1	1
Total operating expenses	90	85	88
Income from operations	10%	15%	12%
Net income	8%	15%	12%

The following table represents our revenue by geographical areas as a percentage of total revenue:

	Year Ended December 31,
	2003	2004	2005
Asia	93%	92%	93%
United States	6	6	6
Europe	1	1	1
Others	0	1	0
Total revenue	100%	100%	100%

Fiscal Year 2005 Compared to Fiscal Year 2004

Revenue

Total revenue grew to $112.2 million during the year ended December 31, 2005 from $105.8 million during year ended December 31, 2004, a growth of 6%. Our online and other media services revenue grew by $4.8 million or 5% to $97.1 million during the year ended December 31, 2005, as compared with $92.3 million during the year ended December 31, 2004 due to a 13% growth in our China market and the growth in our Hong Kong and Taiwan markets off-set by drop in some of our other markets during the year ended December 31, 2005. China represented 48% of Online and other media services revenue during the year ended December 31, 2005 compared to 45% during the year ended December 31, 2004. Our exhibitions revenue grew from $13.0 million during the year ended Decem-

ber 31, 2004 to $14.3 million during the year ended December 31, 2005, a growth of 10%, due mainly to growth in revenue of our International IC China Conferences and Exhibitions for the year 2005.

We have made substantial progress in developing our customer base in China, our largest market. Total revenue from China grew by 12% during the year ended December 31, 2005 compared to the year ended December 31, 2004. China accounted for 50% of total revenue during the year ended December 31, 2005 compared to 47% of total revenue during the year ended December 31, 2004. We expect China as a percent of total revenue to continue to grow and China revenue overall to continue to grow.

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

Sales costs increased from $30.0 million for the year ended December 31, 2004 to $33.9 million for the year ended December 31, 2005, due to an increase in sales commissions as a result of increase in revenue and increase in sales marketing costs and sales promotions for exhibitions.

Event Production

Event production costs consist of the costs incurred for hosting the exhibition or trade show and seminar events. The event production costs include venue rental charges, booth construction costs, travel costs incurred for the event hosting and other event organizing costs. The event production costs are deferred and recognized as an expense when the related event occurs.

Event production costs increased from $3.8 million during the year ended December 31, 2004 to $3.9 million during the year ended December 31, 2005, an increase of 3% due to increase in venue rental charges.

Community

Effective from the year 2005 we are presenting the promotions costs incurred for promoting our technical conferences, exhibitions and seminars to buyer community and the printing and mailing costs of our marketing inserts business under community costs in our income statement. Accordingly such promotion costs and printing and mailing costs for year 2004 have been reclassified to community costs from general and administrative costs to conform to our current presentation.

Community costs consist of the costs incurred for servicing our buyer community and for marketing our products and services to the global buyer community. Community costs also include costs relating to our trade magazine publishing business and marketing inserts business, specifically printing, paper, bulk circulation, magazine subscription promotions, promotions for our on-line services, customer services costs, payroll costs relating to staff working on these activities and the event specific promotions costs incurred for promoting the China Sourcing Fairs events and the technical conferences, exhibitions and seminars to the buyer community. The event specific promotion costs for the exhibition events incurred in the interim quarterly periods are deferred and recognized as expenses when the related events are held during the financial year. The event specific promotion costs incurred for events to be held in the future financial years are expensed by the year-end in which the expenses are incurred.

Community costs increased from $17.9 million during the year ended December 31, 2004 to $20.6 million during the year ended December 31, 2005, an increase of 15% due mainly to increase in bulk mailing costs, printing charges, paper costs, fees paid to consultants and promotion costs for our exhibition events. In addition, we increased our participation in third party trade shows to promote our products and services to buyer community. We also incurred promotions for our online services and these are expensed as incurred. As a result of the increase in these activities, we recorded an increase in payroll costs.

General and Administrative

General and administrative costs consist mainly of corporate staff compensation, information technology support services, content management services, marketing costs, office rental, depreciation, communication and travel costs.

General and administrative costs increased by 11% from $30.3 million during the year ended December 31, 2004 to $33.6 million during the year ended December 31, 2005, due mainly to increases in information technology support services costs, content management services costs, marketing costs, depreciation and building management fees on new office premises that we purchased, administration support costs for our exhibitions and trade shows activity, travel costs and payroll costs.

Online Services Development

Online services development costs consist mainly of payroll, office rental and depreciation costs relating to the updating and maintenance of Global Sources Online.

Online services development costs to fund the updating and maintenance of our online services declined from $4.2 million during the year ended December 31, 2004 to $3.9 million during the year ended December 31, 2005, a decline of 7%. This decline resulted mainly from a decline in depreciation costs and equipment and software maintenance costs.

Non-Cash Compensation Expense

We have issued share awards under several equity compensation plans (ECP) to both employees and team members. We also recognize non-cash compensation expenses relating to the shares purchased by our directors under Directors Purchase Plan.

The total non-cash compensation expense, resulting from the ECP and the Directors Purchase Plan, recorded by us declined by 10% from $2.1 million during the year ended December 31, 2004 to $1.9 million during the year ended December 31, 2005. The decline was a result of the re-measurement of equity compensation expense based on our prevailing share price and forfeiture of the unvested awards to the resigned staff.

The corresponding amounts for the non-cash compensation expenses are credited to shareholders’ equity.

Other Non-cash Expenses

Other non-cash expenses consist of amortization of software costs.

Amortization of software cost during the year ended December 31, 2005 was $1.3 million compared to $1.5 million during the year ended December 31, 2004.

Income From Operations

The total income from operations during the year ended December 31, 2005 was $12.9 million compared to $16.1 million during the year ended December 31, 2004. The decline was mainly due to increases in sales costs, event production costs, community costs and general and administrative costs, off-set partially by growth in revenue and declines in online services development costs, non-cash compensation expenses and amortization of software costs. Income from operations for online and other media services declined from $17.7 million during the year ended De-

cember 31, 2004 to $13.5 million during the year ended December 31, 2005, a decline of 24%. The decline resulted mainly from increases in sales costs, community costs and general and administrative costs, off-set partially by growth in online and other media services revenue and declines in online services development costs, non-cash compensation expenses and amortization of software costs.

Gain (loss) on Sale of Available-for-sale Securities

We recorded a gain of $1.0 million arising from the sale of available-for-sale securities and interest and dividend income of $1.3 million arising from available-for-sale securities during the year ended December 31, 2005 compared to $1.1 million gain and interest and dividend income of $0.09 million during the year ended December 31, 2004.

Income Taxes

We and certain of our subsidiaries operate in the Cayman Islands and other jurisdictions where there are no taxes imposed on companies. Certain of our subsidiaries operate in Hong Kong SAR and Singapore and are subject to income taxes in their respective jurisdictions. Also, we are subject to withholding taxes for revenue earned in certain other countries.

We reported a tax provision of $0.8 million during the year ended December 31, 2005 and $0.7 million during the year ended December 31, 2004.

Net Income

Net income was $13.4 million during the year ended December 31, 2005, compared to a net income of $15.8 million during the year ended December 31, 2004. The decline was mainly due to increases in sales costs, event production costs, community costs, general and administrative costs, foreign exchange losses, tax provision, share of profits attributable to a minority shareholder and decline in gain on sale of available-for-sale securities, off-set partially by increases in revenue, interest and dividend income and declines in online services development costs, non-cash compensation expenses and amortization of software costs.

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

Operating expenses

Sales

Sales costs consist of the commissions and marketing fees paid and incentives provided to our independent sales representative organizations, as well as sales support fees for processing sales contracts. These representative or-

ganizations sell online services, advertisements in our trade magazines and exhibitor services and earn a commission as a percentage of revenue generated.

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

Community costs increased from $13.2 million during the year ended December 31, 2003 to $17.9 million during the year ended December 31, 2004, an increase of 36% due mainly to increase in event specific promotion costs incurred for promoting our China Sourcing Fairs events held in the second and fourth quarters of 2004 to the buyer community. We also recorded $0.4 million event specific promotion costs incurred for our China Sourcing Fairs to be held in second and fourth quarters of 2005 in Shanghai, China and our Sourcing Fairs to be held in second and fourth quarters of 2006 in Hong Kong. We recorded increases in bulk mailing costs, printing charges, paper costs and magazine subscription promotion costs for our print publications business and promotions for our online services and these are expensed as incurred. In addition, we increased our participation in third party trade shows to promote our products and services to the buyer community. As a result of the increase in these activities, we recorded an increase in payroll costs.

General and Administrative

General and administrative costs consist mainly of corporate staff compensation, information technology support services, content management services, marketing costs, office rental, depreciation, communication and travel costs.

General and administrative costs increased by 9% from $27.9 million during the year ended December 31, 2003 to $30.3 million during the year ended December 31, 2004, due mainly to increases in content management services costs, marketing costs, fees paid to consultants, professional fees paid in connection with the filing of our shelf registration statement, and administration support costs for our exhibitions and trade shows activity.

Online Services Development

Online services development costs consist mainly of payroll, office rental and depreciation costs relating to the updating and maintenance of Global Sources Online.

Online services development costs to fund the updating and maintenance of our online services declined from $5.0 million during the year ended December 31, 2003 to $4.2 million during the year ended December 31, 2004, a de-

cline of 16%. This decline resulted mainly from a decline in depreciation costs off-set partially by increase in fees paid to consultants

Non-Cash Compensation Expenses

We have issued share awards under several equity compensation plans (ECP) to both employees and team members. We also recognize non-cash compensation expenses relating to the shares purchased by our directors under Directors Purchase Plan.

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

The corresponding amounts for the non-cash compensation expenses are credited to shareholders’ equity.

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

Gain (loss) on Sale of Available-for-Sale Securities

We recorded a gain of $1.1 million arising from the sale of available-for-sale securities and an interest and dividend income of $0.09 million arising from the available-for-sale securities during the year ended December 31, 2004.

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

Liquidity and Capital Resources

We financed our activities for the year ended December 31, 2005 using cash generated from our operations.

Net cash generated from operating activities was $35.6 million during the year ended December 31, 2005, compared to $22.5 million cash generated from operating activities during the year ended December 31, 2004. The primary source of cash from operating activities was collections from our customers received through our independent sales representative organizations.

Advance payments received from customers were $53.0 million as of December 31, 2005, compared to $30.2 million as at December 31, 2004, improving our liquidity. A majority of our customers in China pay us in advance for our Online and other media services business. Our Exhibitions business collections are all advance payments. We expect the growth in our revenues from China to continue and we plan to launch more Exhibition events in the future. As a result, we expect that the advance payments received from customers to continue to increase in the future as our revenue increases.

Receivable from sales representatives increased from $3.4 million as of December 31, 2004 to $5.7 million as of December 31, 2005 due to the growth in our China business and our exhibitions business. We expect the receivable from sales representatives to slightly increase due to expected growth in our China business and our Exhibitions business.

We continuously monitor collections from our customers and maintain an adequate allowance for doubtful accounts. While credit losses have historically been within our expectations and the allowances established, if the bad debts significantly exceed our provisions, additional allowances may be required in future.

Net cash used for investing activities was $20.9 million during the year ended December 31, 2005, resulting mainly from the net purchases of available-for-sale securities of $13.8 million and $7.3 million cash used for capital expenditures mainly on office premises, for computers, software, reusable tradeshow booths, leasehold improvements, office furniture and software development, off-set partially by $0.2 million proceeds from matured bonds. Net cash generated from investing activities during the year ended December 31, 2004 was $3.8 million, which resulted principally from net sale of available-for-sale securities of $24.5 million and $0.4 million proceeds from matured bonds off-set partially by $21.1 million capital expenditures for purchase of office premises then under construction, computers, software, software development, office furniture and leasehold improvements.

Capital expenditures during the three months period ended March 31, 2006 amounted to $0.7 million and were incurred mainly for computers, software, office furniture, leasehold improvements and software development. Our capital expenditures were financed using cash generated from our operations. The net book value of capital assets disposed during the year ended December 31, 2005 and the three months ended March 31, 2006 amounted to $0.09 million and $NIL, respectively.

We invest our excess cash in available-for-sale securities to generate income from interest received as well as capital gains, while the funds are held to support our business. The majority of the available-for-sale securities have maturities of less than 3 months.

Generally, we hold the securities with specified maturity dates such as Treasury Bills until their maturity but the securities managed by high quality institutions that do not have fixed maturity dates are generally sold on a quarterly basis and proceeds reinvested in similar securities. The net purchase of available-for-sales securities of $13.8 million was from the funds we received from issue of common shares during the first half of the year.

We do not engage in buying and selling of securities with the objective of generating profits on short-term differences in price.

Net cash generated from financing activities was $38.4 million during the year ended December 31, 2005, resulting from the $38.3 million proceeds from the issue of common shares, net of share issue expenses and $0.1 million received from directors for the shares subscribed by them in the Directors Purchase Plan. Net cash used for financing activities was $11.3 million during the year ended December 31, 2004, resulting from a repayment of $11.4 million owed to a shareholder, offset partially by $0.1 million received from directors for the shares subscribed by them in the Directors Purchase Plan.

On March 23, 2005 we issued 3,000,000 common shares of par value $0.01 at US$13.50 per share. The total proceeds received from this issue was approximately $38.3 million, net of the offering expenses of $2.2 million. Out of the total proceeds, $0.03 million was included in the common share capital and the balance approximately $38.27 million was included in additional paid in capital.

We intend to use the net proceeds from the sale of our common shares of approximately $38.3 million for working capital, general corporate purposes and strategic acquisitions.

We hold a Documentary Credit facility with the Hongkong and Shanghai Banking Corporation Limited, for providing documentary credits to our suppliers. This facility has a maximum limit of approximately $0.6 million. As at December 31, 2005, the unutilized amount under this facility was approximately $0.3 million. Hongkong and Shanghai Banking Corporation Limited has also provided a guarantee on our behalf to our suppliers. As at December 31, 2005, such guarantee amounted to $0.003 million.

We recorded a full valuation allowance for the deferred tax assets of $7.4 million as at December 31, 2005 as it was more likely than not that they would not be realized. These deferred tax assets resulted from the net operating losses in some of our subsidiaries.

During the first quarter of 2004, we entered into a number of license agreements for our exhibition events amounting to $29.7 million in payments over five years. The agreements are cancelable under Force Majeure conditions, and with the consent of the other party but may be subject to a payment penalty. As of December 31, 2005, we paid $5.0 million under these agreements. The amounts paid will be expensed when the related events are held.

We also entered into several agreements for the event specific promotion of our exhibition events amounting to $4.0 million, in payments over four years. As of December 31, 2005, we paid $1.5 million under these agreements.

During the third quarter of 2004, we entered into an agreement to purchase approximately 9,000 sq meters of office space in a commercial building in Shenzhen, China at a purchase price of $19.0 million, which was fully paid during the year 2004. The construction was completed by end of March 2005. The renovation of the premises was completed and the premises was occupied during fourth quarter of 2005.

In August 2005, one of our subsidiaries, eMedia Asia Limited (“eMedia”) entered into an agreement with Penton Media Inc, (“Penton”) to publish and distribute, in certain Asian territories, local language editions of Penton’s “Electronic Design” publication, relating to the electronic design industry. The first edition to be launched was a simplified Chinese edition in mainland China entitled “ Electronic Design-China”, the online website of which was launched in January 2006, and the first monthly issue of which was launched in March 2006. Under the agreement eMedia pays Penton forty per cent of the net after-tax profits of the business and also an annual content license fee for usage of Penton’s editorial material. There was no revenue generated from this publication during the year 2005.

The following table summarizes our contractual obligations as at December 31, 2005:

Payments due by period (in U.S. Dollars Thousands)
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Contractual Obligations
Operating leases	$350	$350	-	-	-
Liabilities for incentive and bonus plans	467	160	307	-	-
Purchase obligations	3,555	2,337	1,218	-	-
Total	$4,372	$2,847	$1,525	-	-

On March 1, 2005, we announced a one for ten bonus share issue on our outstanding common shares. Shareholders of record on March 4, 2005 received one additional common share for every ten common shares held, of face value of $0.01 each. The bonus share issue was distributed on April 1, 2005. We have reclassified $0.029 million from additional paid in capital to common share capital as of December 31, 2005 and December 31, 2004, in connection with the bonus share issue.

On March 6, 2006, we once again announced a one for ten bonus share issue on our outstanding common shares. Shareholders of record on March 15, 2006 received one additional common share for every ten common shares held, of face value of $0.01 each. The bonus share issue was distributed on or about April 17, 2006. All common shares and per-share amounts in the consolidated financial statements and related notes appearing elsewhere in this annual report have been retroactively adjusted to reflect the one for ten bonus share issue for all periods presented. In addition, we have reclassified $0.035 million and $0.032 million from additional paid in capital to common share capital as of December 31, 2005 and December 31, 2004 respectively, in connection with the bonus share issue.

HC International, Inc. (“HC International”) is a company listed on the Growth Enterprise Market of The Stock Exchange of Hong Kong Limited. On May 24, 2006, Trade Media Holdings Limited (“TMH”), a wholly-owned subsidiary of the Company, IDG Technology Venture Investment, Inc. (“IDGVC”) and International Data Group, Inc. (“IDG”) entered into a conditional sale and purchase agreement (the “Sale and Purchase Agreement”) pursuant to which IDGVC has conditionally agreed to transfer 47,858,000 shares or 10% of the issued share capital of HC International, being part of its shareholding interests in HC International, to TMH at a consideration of approximately $9.9 million or approximately $0.2063 per share, of HC International (the “HC Share(s)”), which is subject to adjustment to approximately $13.9 million or approximately $0.2896 per HC Share (the “HC Share Transfer”), if and when HC International achieves a certain benchmark with reference to the HC International group’s performance during the Option Period (as defined below) or upon completion of the sale and purchase of the Option HC Shares (as defined below). IDG, being the sole shareholder of IDGVC, has agreed to guarantee the due and punctual discharge by IDGVC of its obligations under the Sale and Purchase Agreement. Completion of the HC Share Transfer is subject to the fulfilment of the conditions as set out in the Sale and Purchase Agreement, which include obtaining all relevant consents, governmental and regulatory approvals (if any) and a confirmation from the Hong Kong Securities and Futures Commission (the “SFC”) that no mandatory offer obligation under Rule 26 of the Hong Kong Code on Takeovers and Mergers (the “Code”) will be triggered as a result of the transactions contemplated under the Sale and Purchase Agreement. Completion is expected to take place by the end of June 2006. Upon completion of the HC Share Transfer, we will own, together with 5,916,000 HC Shares (which represent approximately 1.24% of the issued share capital of HC International as at May 24, 2006) currently owned by us, an approximate 11.24% equity interest in HC International. It is the intention of HC International to invite Merle Hinrichs, our Chairman and Chief Executive officer who is also a director of TMH, to join HC International’s board as a non-executive director upon completion of the HC Share Transfer.

TMH also entered into a call options deed (the “HC Options Deed”) with IDGVC, Guo Fansheng (“Guo”) and others which include certain members of the senior management of HC International (the “Option Grantors”), pursuant to which each of the aforesaid Option Grantors has agreed, subject to completion of the Sale and Purchase Agreement, to grant to TMH, (i) a right (the “HC Options”) exercisable during the 12-month period from the date of the completion of the Sale and Purchase Agreement (the “Option Period”) to purchase all, but not in part only, of the167,722,814 HC Shares owned by the respective parties (representing approximately 35.05% of the entire issued share capital of HC International) and any HC Shares that may be issued by HC International to certain directors of

HC International if the options granted in accordance with the share option schemes of HC International (amounting to an aggregate of 4,185,320 Option HC Shares) are exercised, which together amount to a maximum of approximately 35.61% of the entire issued share capital of HC International (the “Option HC Share(s)”) at an exercise price of approximately $0.2896 per Option HC Share; and (ii) an undertaking to accept any offer for the Option HC Shares at a price not less than approximately $0.2896 per Option HC Share, during the Option Period.Huicong Construction Co., Ltd. (“Huicong Construction”), in which Guo has an 80% equity interest, entered into a call option deed (the “Beijing Huicong Option Deed” and together with the HC Options Deed, the “Option Deeds”) with TMH, pursuant to which Huicong Construction has agreed, subject to completion of the Sale and Purchase Agreement, to grant to TMH a right (the “Beijing Huicong Option” and together with the HC Options, the “Options”) exercisable during the Option Period, to purchase (or to nominate a subsidiary of TMH to purchase) from Huicong Construction its entire 18% equity interest (“Beijing Huicong Equity Interest”) in Beijing Huicong International Information Co., Ltd. (“Beijing Huicong”), a 82% indirect subsidiary of HC International, at an aggregate exercise price of approximately $31.9 million.

The HC Options and the Beijing Huicong Option are inter-conditional. The sale and purchase of the Beijing Huicong Equity Interest is subject to confirmation from the SFC. If the SFC’s confirmation is not forthcoming, the sale and purchase of the Beijing Huicong Equity Interest will not be completed but TMH may proceed with the completion of the sale and purchase of the Option HC Shares.

Pursuant to the terms of the Beijing Huicong Option Deed and subject to the completion of the sale and purchase of the Beijing Huicong Equity Interest, Huicong Construction will also be required to transfer or assign its licenses and related contracts in relation to the provision of internet information and content services in the People’s Republic of China to a TMH-nominated company, but pending such transfer or assignment, Huicong Construction has agreed to continue to provide services in relation to the internet content provider license to Beijing Huicong in the same manner and on the same terms as currently agreed.

The exercise and completion of the HC Options by TMH, if materialized, will result in a change in control of HC International (as our aggregate shareholding in HC International will increase from approximately 11.24% to a maximum of approximately 46.75%) and will trigger an obligation on the part of TMH to make a general offer in compliance with Rule 26 of the Code to acquire all the issued HC Shares (other than those already owned by TMH or parties acting in concert with it).

We have no bank debt as at December 31, 2005.

We anticipate that our cash and securities on hand and expected positive cash-flows from our operations will be adequate to satisfy our working capital, capital expenditure requirements and cash commitments based on the current levels of our operations.

Recent Accounting Pronouncements

In March 2004, the Emerging Issues Task Force (“EITF”) reached a consensus on Issue No. 03-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments.” EITF 03-1 provides guidance on other-than-temporary impairment models for marketable debt and equity securities accounted for under SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities,” and SFAS No. 124, “Accounting for Certain Investments Held by Not-for-Profit Organizations,” and non-marketable equity securities accounted for under the cost method. The EITF developed a basic three-step model to evaluate whether an investment is other-than-temporarily impaired. The provisions of EITF 03-1 will be effective for interim or annual reporting periods beginning after June 15, 2004 and will be applied prospectively to all current and future investments. Quantitative and qualitative disclosures for investments accounted for under SFAS No. 115 are effective for the first annual reporting period after December 15, 2003. In September, 2004, the FASB issued FSP EITF Issue “03-1-1”, “Effective Date of Paragraphs 10-20 of EITF 03-1, The Meaning of Other Than Temporary Impairment”, delaying the effective date for the recognition and measurement guidance of EITF 03-1, as contained in paragraphs 10-20, until certain implementation issues are addressed and a final FSP providing implementation guidance is issued. The disclosure requirements of the consensus remain in effect. In November, 2005 the FASB issued FSP FAS 115-1 and FAS 124-1. The FSP FAS 115-1 and FAS 124-1 nullifies certain requirements of EITF 03-1 and is applicable for reporting peri-

ods beginning after December 15, 2005. We do not expect the adoption of EITF 03-1 to have a material effect on our results of operations and financial condition.

In December 2004, the FASB issued SFAS No. 123R, “Share-Based Payment” (“SFAS 123R”), a revision of SFAS No. 123, “Accounting for Stock-Based Compensation.” SFAS 123R requires, among other things, measurement of all employee stock-based compensation awards using a fair value method and recording such expense in the consolidated financial statements. In April 2005, the Securities and Exchange Commission adopted a new rule that allows implementation of SFAS 123R at the beginning of next fiscal year beginning after June 15, 2005. We will not be required to adopt Statement 123R until January 1, 2006. We do not expect the adoption of SFAS 123R to have a material effect on our financial statements of position, results of operations or cash flows.

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections, a replacement of Accounting Principles Board (“APB”) Opinion No. 20 and FASB Statement No. 3.” (“SFAS 154”). SFAS 154 requires retrospective application to prior periods’ financial statements of changes in accounting principle. It also requires that the changes in accounting principle be applied to the balances of assets and liabilities as of the beginning of the earliest period for which retrospective application is practicable and that a corresponding adjustment be made to the opening balance of retained earnings for that period rather than being reported in an income statement. The statement will be effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. We do not expect the adoption of SFAS 154 to have a material impact on our consolidated financial statements.

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

This decline in revenue occurred due to contracts being denominated and priced in foreign currencies prior to devaluations in Asian currencies. The conversion of these contract proceeds to U.S. Dollars resulted in losses and reflects the foreign exchange risk assumed by us between contract signing and the conversion of cash into U.S. Dollars. We believe this risk is mitigated because historically a majority (ranging between 55% to 60%) of our revenue is denominated in U.S. Dollars or is received in the Hong Kong currency which is currently pegged to the U.S. Dollar and the Chinese currency, which is informally pegged to the U.S. Dollar. Correspondingly, a majority (approximately 85%) of our expenses are denominated in Asian currencies. To the extent significant currency fluctuations occur in the New Taiwan dollar, the Chinese Renminbi or other Asian currencies relative to the U.S. Dollar, or if the Hong Kong dollar is no longer pegged to the U.S. Dollar, our revenue and expenses may fluctuate in tandem thus reducing the net impact on our profits.

In the years ended December 31, 2004 and 2005, we have not engaged in foreign currency hedging activities.

During the years ended December 31, 2004 and 2005, we derived more than 90% of our revenue from customers in the Asia-Pacific region. We expect that a majority of our future revenue will continue to be generated from customers in this region. Future political or economic instability in the Asia-Pacific region could negatively impact our business.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

The following table sets forth information regarding the persons who are our executive officers and directors.

Name	Age	Position
Merle A. Hinrichs	64	Director, Chairman and Chief Executive Officer
Eddie Heng Teng Hua	55	Director and Chief Financial Officer
J. Craig Pepples	45	Chief Operating Officer
Bill Georgiou	61	Chief Information Officer
Sarah Benecke	49	Director
Roderick Chalmers	58	Director
David F. Jones	41	Director
Jeffrey J. Steiner	69	Director
James Watkins	60	Director

Mr. Hinrichs has been a director since April 2000 and is currently our Chairman and Chief Executive Officer. A co-founder of the business, he was the principal executive officer of our predecessor company, Trade Media Holdings Limited, a Cayman Islands corporation wholly owned by us (“Trade Media”), from 1971 through 1993 and resumed that position in September 1999. From 1994 to August 1999, Mr. Hinrichs was chairman of the ASM Group, which included Trade Media. Mr. Hinrichs is a director of Trade Media and has also been the Chairman of the Board of Trade Media. Mr. Hinrichs graduated from the University of Nebraska and Thunderbird, the American Graduate School of International Management (“Thunderbird”). Mr. Hinrichs is a co-founder and former chairman of the Society of Hong Kong Publishers. He is a member of the board of trustees of Thunderbird and is a board member of the Economic Strategy Institute. His term as director expires in 2006.

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

Mr. Pepples has been our Chief Operating Officer since June 1999 and is responsible for our worldwide operations, including interactive media, corporate marketing, community development, information services, human resources and finance. Mr. Pepples joined Trade Media in October 1986 in an editorial capacity, managed Trade Media’s sales in China from 1989 to 1992, and served as country manager for China from 1992 to June 1999. Mr. Pepples graduated with a B.A. in Linguistics from Yale University.

Mr. Georgiou was appointed our Chief Information Officer (previously Chief Technology Officer) in January 2001. Mr. Georgiou has had over 20 years’ experience in information technology, most recently as a consultant with 3Com Technologies during 2000 and as IT Director with Park N’Shop (HK) Ltd., a subsidiary company of A.S. Watson, from 1999 to 2000. He received his B.Ec. (Honours degree) and M.B.A. from the University of Adelaide.

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

Mr. Chalmers has been a director since October 2000. He has been the Chairman of the Board of Directors of the Bank of Valetta, Malta Banking since 2004. He was chairman, Asia-Pacific, of PricewaterhouseCoopers LLP (“PwC”) and a member of PwC’s Global Management Board from 1998 until his retirement in July 2000. He is a 30-year veteran with PwC’s merger partner Coopers & Lybrand with specialist experience in the securities industry.

He has at various times been a non-executive director of the Hong Kong SAR Securities and Futures Commission, a member of the Takeovers and Mergers Panel, and chairman of the Working Group on Financial Disclosure. He is a director of Gasan Group Limited (Malta) and Gasan Mamo Insurance Co. Limited (Malta). His term as director expires in 2006.

Mr. Jones has been a director since April 2000. He is currently Executive Director at CHAMP Private Equity, a leading Australian buy-out firm. Mr. Jones was an executive at Macquarie Direct Investment, a private equity firm in Sydney, Australia from 1994 to August 1999. He founded and ran UBS Capital in Australia from 1999 to 2002. He is currently a director of the following companies: Castle Harlan Australian Mezzanine Partners Pty. Limited, an Australian buyout firm; and Australian Discount Retail Pty Limited. Mr. Jones has an MBA from Harvard Business School and is a mechanical engineering graduate from the University of Melbourne. Mr. Jones serves as Chairman of the Audit Committee for Australian Discount Retail Pty Limited . His term as director expires in 2008.

Mr. Steiner has been a director since November 1999. Mr. Steiner also has been a director of The Fairchild Corporation (“Fairchild”) since 1985. He has been the chairman of the board and chief executive officer of Fairchild from December 1985 to the present. Mr. Steiner was president of Fairchild from July 1991 to September 1998. His term as director expires in 2006.

In 2003, Mr. Jeffrey Steiner was convicted in France on a charge of unjustified use (in 1990) of the corporate funds of Elf Acquitaine, which is a criminal offense in France. Mr. Steiner was given a suspended sentence of one year and ordered to pay a fine of €500,000 by the French court. The French Court has since ordered that €259,000 of the €500,000 fine assessed against Mr Steiner be withdrawn from a part of the surety (caution) previously deposited by Fairchild in the Court.

In November 2004, Mr. Jeffrey Steiner was named in Noto v. Steiner, et al., and Barbonel v. Steiner, et al., in the Court of Chancery of the State of Delaware in and for New Castle County, Delaware. The plaintiffs in these actions are shareholders of Fairchild and purport to bring actions derivatively on behalf of Fairchild, claiming, among other things, that Fairchild executive officers have received excessive pay and perquisites in violation of fiduciary duties to Fairchild. The complaints name Mr. Steiner, as well as all of Fairchild’s directors, as defendants. On October 24, 2005, a copy of a “Notice of Hearing and Proposed Supplemental Settlement of The Fairchild Corporation Stockholder Derivative Litigation” (the “Derivative Settlement”) was mailed to all shareholders of Fairchild and was filed with the SEC. On November 23, 2005, the Court of Chancery approved the Derivative Settlement, which approval became final on December 23, 2005.

Mr. Watkins was appointed as a casual director on February 28, 2005, and was re-elected as a director at the Annual General Meeting on May 9, 2005. Mr. Watkins was a Director and Group General Counsel of the Jardine Matheson Group in Hong Kong from 1997 until 2003. He was Group Legal Director of Schroeders plc in 1996-1997 and of Trafalgar House plc from 1994-1996. He was previously a partner and solicitor in the London and Hong Kong offices of Linklaters from 1975 to 1994. He currently is a non-executive Director of Mandarin Oriental International Ltd, Jardine Cycle & Carriage Ltd, MCL Land Ltd and Advanced Semiconductor Manufacturing Corporation Ltd and is a member of the Audit Committees of Jardine Cycle & Carriage Ltd and MCL Land Ltd and the Chairman of the Audit Committee of Advanced Semiconductor Manufacturing Corporation Ltd. Mr Watkins has a law degree from the University of Leeds (First Class Hons.). His term as director expires in 2008.

Compensation

For the year ended December 31, 2005, we and our subsidiaries provided our nine directors and executive officers as a group aggregate remuneration, pension contributions, allowances and other benefits of approximately $2,827,448 including the non-cash compensation of $486,645 associated with the share award and ECP plans. Of that amount, $105,000 was paid under a performance based, long-term discretionary bonus plan which we implemented in 1989 for members of our senior management. Under the plan, members of senior management may, at our discretion, receive a long-term discretionary bonus payment. The awards, which are payable in either five or ten years time, are paid to a member of senior management if his or her performance is satisfactory to us. There are three current members of senior management and two former members of senior management who may receive payments on maturity.

In 2005, we and our subsidiaries incurred $29,510 in costs to provide pension, retirement or similar benefits to our respective officers and directors pursuant to our retirement plan and pension plan.

In addition to the above, during the year ended December 31, 2005, we recorded non-cash compensation expenses of $72,440 associated with the Directors Purchase Plan.

Employment Agreements

We have employment agreements with Merle A. Hinrichs under which he serves as our chairman and chief executive officer and as president of Global Sources USA, Inc., one of our subsidiaries. The agreements contain covenants restricting Mr. Hinrichs’ ability to compete with us during his term of employment and preventing him from disclosing any confidential information during the term of his employment agreement and for a period of three years after the termination of his employment agreement. In addition, we retain the rights to all trademarks and copyrights acquired and any inventions or discoveries made or discovered by Mr. Hinrichs in the course of his employment. Upon a change of control, if Mr. Hinrichs is placed in a position of lesser stature than that of a senior executive officer, a significant change in the nature or scope of his duties is effected, Mr. Hinrichs ceases to be a member of the board or there is a breach of those sections of his employment agreements relating to compensation, reimbursement, title and duties or termination, each of us and such subsidiary shall pay Mr. Hinrichs a lump sum cash payment equal to five times the sum of his base salary prior to the change of control and the bonus paid to him in the year preceding the change of control. The agreements may be terminated by either party by giving six months notice.

We have employment agreements with each of our executive officers. Each employment agreement contains a non-competition provision, preventing the employee from undertaking or becoming involved in any business activity or venture during the term of employment without notice to us and our approval. The employee must keep all of our proprietary and private information confidential during the term of employment and for a period of three years after the termination of the agreement. We can assign the employee to work for another company if the employee’s duties remain similar. In addition, we retain the rights to all trademarks and copyrights acquired and any inventions or discoveries made or discovered by the employee during the employee’s term of employment. Each employment agreement contains a six months’ notice provision for termination, and does not have a set term of employment. Bonus provisions are determined on an individual basis.

Board Practices

Our board of directors consists of seven members divided into three classes, the terms of which expire at the general meeting of shareholders to be held in each year indicated above. Each director holds office until his or her term expires and his or her successor has been elected and qualified. At each general meeting of shareholders, directors nominated to a class with a term that expires in that year will be elected for a three-year term. Executive officers serve at the discretion of the board of directors. Officers are elected at the annual meeting of the directors held immediately after the annual general meeting of shareholders. Our executive officers have, on average, 18 years of service with us. Directors receive a cash fee of $10,000 per year, plus an additional $2,500 for each board meeting attended.

Committees of the Board of Directors

We have established an audit committee and an executive committee of our board of directors. The audit committee recommends the appointment of auditors, oversees accounting and audit functions and other key financial matters of our company. The audit committee meets four times a year. David Jones, Roderick Chalmers and James Watkins are the members of the audit committee and the board of directors determined that Mr. Chalmers is an audit committee financial expert as defined under appropriate SEC guidelines. The executive committee acts for the entire board of directors between board meetings. Merle Hinrichs and Eddie Heng are the members of the executive committee.

We have a separately - designated standing compensation committee, consisting of the independent directors. The primary function of the compensation committee is to approve compensation packages for each of the Company’s executive officers. The compensation committee held 2 meetings in the fiscal year ended December 31, 2005.

We have an executive sessions committee, consisting of the independent directors. The executive sessions committee held 2 meetings in the fiscal year ended December 31, 2005.

Code of Ethics

We have adopted a Code of Ethics (“Code of Ethics”) that applies to our chief executive officer, chief financial officer, chief accounting officer or controller and persons performing similar functions. Any amendments or waivers to our Code of Ethics that apply to the chief executive officer or senior financial officers will be promptly disclosed on our website as required by law or by the Securities and Exchange Commission or by the Nasdaq National Market.

Employees

As of December 31, 2005, we had 521 employees worldwide, the majority of whom work in management, technical or administrative positions. We consider our employee relationships to be satisfactory. Our employees are not represented by labor unions and we are not aware of any attempts to organize our employees.

The following summarizes the approximate number of employees and independent contractors by function:

Function	Employees	Independent Contractors	Total
Content Development	102	337	439
Corporate Human Resources & Administration	33	43	76
Corporate Marketing	7	33	40
Community Development	109	26	135
Sales	40	1,211	1,251
Electronic Commerce Services	4	0	4
Information System Department	126	18	144
Corporate Accounts	61	54	115
Office of the CEO, COO, CIO	10	0	10
Legal and Group Secretarial	3	6	9
Conference & Trade Show Services	26	25	51
Total	521	1,753	2,274

Share Ownership

Information on the ownership of our Common Shares is given under Item 7, Major Shareholders and Related Party Transactions.

Equity Compensation Plans

We established The Global Sources Employee Equity Compensation Trust (the “Trust”) on December 30, 1999. The Trust is administered by Appleby Trust (Bermuda) Ltd (previously known as “Harrington Trust Limited”), as trustee. The purpose of the Trust is to administer monies and other assets contributed to the trustee for the establishment of equity compensation and other benefit plans, including the equity compensation plans described below. The number of shares that may be sold pursuant to these plans is limited to the number of our shares held by the Trust. Following our takeover of Trade Media on April 14, 2000, the Trade Media shares were exchanged for our common shares. These Trade Media shares currently represent our common shares. As of April 17, 2006, the Trust holds 2,395,060 of our common shares. The Trust has informed us that it does not intend to acquire any additional shares. In exercising its powers, including the voting of securities held in the Trust, the trustee may be directed by a plan committee, selected by the board of directors of one of our wholly owned subsidiaries.

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

Under ECPs I and II, all options held by an optionee terminate on the date of that optionee’s termination for cause or resignation. Death, disability or retirement does not affect an optionee’s right to exercise an option.

All outstanding options are adjusted to preserve the optionee’s benefits under ECPs I and II and all outstanding common shares are adjusted to preserve the interests of the holders of these common shares under ECP III if there is a change in the number of our outstanding common shares or an exchange for securities of a successor entity as a result of our: (i) reorganization; (ii) recapitalization; (iii) stock dividend; or (iv) stock split.

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

The Equity Compensation Plan committee approved the awards of common shares under ECP IV and ECP V on January 23, 2001. The Equity Compensation Plan Committee approved additional awards of common shares under ECP IV on various dates during the year 2001 and under ECP V on various dates during the years 2001 and 2002 and on January 2, 2004, on March 1, 2004, on January 2, 2005, on March 5, 2005 and on December 31, 2005.

The non-cash compensation expenses associated with the above awards under ECP IV and ECP V of approximately $3,024,000 and $2,311,000 respectively, are recognized over the five year vesting term from the respective award dates.

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

The Equity Compensation Plan committee approved the ECP VI on March 13, 2001 and made awards of common shares under the plan on various dates during the years 2001 and 2002, on July 28, 2004 and on April l, 2005.

The non-cash compensation expenses associated with the awards in accordance with ECP VI totaling approximately $1,093,000 are recognized over the five year vesting term from the respective award dates.

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

The Equity Compensation Plan committee approved the awards of common shares under ECP VII in January 2002 and made further awards on March 31, 2003, on June 19, 2003, on January 2, 2004 (as revised on May 7, 2004), on January 3, 2005 and on February 13, 2006. The non-cash compensation expenses associated with the above awards under ECP VII of approximately $10,812,000 are recognised over the six year vesting term from the respective award dates.

Directors Purchase Plan

A 2000 Non-Employee Directors Share Option Plan was approved on October 26, 2000 by the shareholders of the Company. Each eligible Director was entitled to an option to purchase up to 20,000 common shares at a price established at year-end.

Each option was exercisable before the end of each February following the year-end at which the option price was established. The non-employee Directors have the right to decline all or part of the award, which is non-transferable.

For grants attributable to the year 2001, the option price was 15% less than the average closing price of the shares for the last 5 trading days of the previous calendar year. The award vested over 4 years, with one-quarter of the shares vesting each year. Full payment was required upon exercising the option. Upon resignation of an eligible Director, all unvested shares would be forfeited and the option price received for the forfeited unvested shares would be refunded. Only one Director accepted the offer on February 10, 2001 for the 26,620 shares granted under the option. The $164,200 received as proceeds of this plan was included in additional paid-in capital. On February 28, 2002, 2003, 2004 and 2005, the Company issued to the Director the 6,655, 6,655, 6,655 and 6,050 common shares, respectively, that vested on those dates.

At the Board of Directors’ meeting on November 1to 2, 2001, the Board of Directors approved amendments to the terms of the plan for prospective grants, to require only 15% of the exercise price to be paid upon the exercise date, and to provide that the resignation of a Director would no longer result in a forfeiture of the subscribed shares. The plan entitled the Directors to a grant of options at a price established at the prior year-end. The ownership of the awards would transfer after 4 years. Optionees must pay 15% of the option price, which was the average closing price of the shares for the last 5 trading days of the year 2001, at the time of exercising the option. The balance of 85% must be paid on or before the end of the holding period. The resignation of a Director following his or her exercise of the grant of options and payment of the option price would not cause a forfeiture of the subscribed shares. All the eligible non-employee Directors accepted the offer before February 28, 2002. The $49,896 received towards the 15% of the option price was included in the additional paid-in capital.

At the Board of Directors’ meeting on February 27, 2002, the Board of Directors approved amendments to the terms of the plan for prospective grants, to require only 10% of the exercise price to be paid upon the exercise date. The plan entitled the Directors to a grant of options at a price established at the prior year-end. The ownership of the awards would transfer after 4 years. Optionees must pay 10% of the option price, which was the average closing price of the shares for the last 5 trading days of the year 2002, at the time of exercising the option. The balance of 90% must be paid on or before the end of the holding period. The resignation of a Director following his or her exercise of the grant of options and payment of the option price would not cause a forfeiture of the subscribed shares. Three eligible directors accepted the offer before February 28, 2003. The $29,700 received towards the 10% of the option price was included in the additional paid-in capital.

On May 8, 2003, the shareholders of the Company approved amendments to the 2000 Non-Employee Directors Share Option Plan, to allow both employee and non-employee Directors to participate prospectively in the plan. The plan was renamed as the Directors Purchase Plan by the Board of Directors at their meeting on August 14, 2003.

Directors purchasing the shares under the plan must pay 10% of the purchase price, which is the average closing price of the shares for the last 5 trading days of the year 2003, on or before February 28, 2004. The balance of 90% must be paid by February 28, 2008 and the shares would be issued thereafter. The resignation of a Director following his or her purchase of the shares and payment of the 10% initial installment would not cause a forfeiture of the subscribed shares. Six Directors opted to purchase 26,620 shares each and one director opted to purchase part of the 26,620 shares. The amount of $92,069 received towards the 10% of the purchase price was included in the additional paid-in capital.

As per the terms of the Directors Purchase Plan, Directors purchasing the shares under the plan in the year 2005 must pay 10% of the purchase price, which was the average closing price of the shares for the last 5 trading days of the year 2004, on or before February 28, 2005. The balance of 90% must be paid by February 28, 2009 and the shares would be issued thereafter. The resignation of a Director following his or her purchase of the shares and payment of the 10% initial installment would not cause a forfeiture of the subscribed shares. Five directors opted to purchase 24,200 shares each. The amount of $118,156 received towards the 10% of the purchase price was included in the additional paid-in capital.

At the Board of Directors’ meeting on 4 and 5 November 2005, the Board of Directors adopted a definitive form of the Directors Purchase Plan, known as the “Directors Purchase Plan (as of 5 November 2005)”, which consolidated and clarified matters in earlier forms of the Directors Purchase Plan and previous shareholders’ and Board of Directors’ approvals and resolutions pertaining thereto.

As per the terms of the Directors Purchase Plan (as of 5 November 2005), Directors purchasing the shares under the plan in the year 2006, must pay 10% of the purchase price which was the average closing price of the shares for the last 5 trading days of the year 2005, on or before February 28, 2006. The balance of 90% must be paid by February 28, 2010 and the shares will be issued thereafter. Failing to pay the 90% balance of the purchase price before the end of the holding period will results in the 10% deposit being forfeited and any and all rights under the purchase right and to the issuance of shares will automatically lapse and expire, and the shares will not be issued. The resignation of a Director following his or her purchase of the shares and payment of the 10% initial installment will not cause a forfeiture of the unissued shares, provided that the balance of the purchase price is paid in full on or before the due date thereof. Four directors opted to purchase 22,000 shares each. The amount of $76,768 received towards the 10% of the purchase price will be included in the additional paid-in capital.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

The following table sets forth information about those persons who hold more than 5% of our common shares and the share ownership of our directors and officers as a group. The information is based upon our knowledge of the share ownership of such persons on April 17, 2006.

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

On November 27, 2003, Merle A. Hinrichs acquired 18,190,955 of our common shares, after adjustment to reflect the share split resulting from our three bonus share distributions of one share for every ten shares held as of March 1, 2004, as of March 4, 2005 and as of March 15, 2006, representing 47.3% of the outstanding common shares, from Hung Lay Si Co. Ltd. As a result, Mr. Hinrichs owns approximately 61.2% of our outstanding common shares as at April 17, 2006. As consideration for the purchase of the common shares, Mr. Hinrichs agreed to pay Hung Lay Si Co. Ltd. the purchase price of $109,337,056 payable on November 27, 2013. Mr. Hinrichs has granted to Hung Lay Si Co. Ltd. a security interest in all 18,190,955 common shares he purchased pending payment of the consideration. A copy of the purchase agreement and security agreement was filed by Mr. Hinrichs with the SEC on Schedule 13D on December 8, 2003, and jointly by the Trust and Hung Lay Si Co. Ltd. on Schedule 13D/A on the same day, and reference is made to those filings for the complete terms of the transaction. The agreements provide that in the event of cash dividends declared and paid by us, Mr. Hinrichs will pay to Hung Lay Si Co. Ltd. 50% of the dividends for any of the common shares purchased by Mr. Hinrichs that remain subject to Hung Lay Si Co. Ltd.’s security interest in the shares. If Mr. Hinrichs wishes to transfer or sell any shares subject to those agreements to someone other than Hung Lay Si Co. Ltd., Hung Lay Si Co. Ltd. has a right of first refusal to offer to purchase those shares. If Hung Lay Si Co. Ltd. waives its right to purchase the shares, upon consummation of a sale to the other person, at least 80% of the proceeds of the sale will be applied to the payment of the purchase price. Hung Lay Si Co. Ltd. may also be deemed, under Securities and Exchange Commission rules, to be a beneficial owner of the shares in which it has a right of first refusal and a security interest.

Common Shares Beneficially Owned
Name of Beneficial Owner	Shares	Percentage

Merle A. Hinrichs	23,525,896	61.2%
Hung Lay Si Co. Ltd	3,152,151	8.2%
Appleby Trust (Bermuda) Ltd. (previously know as “Har- rington Trust Limited”)	2,395,060	6.2%
Jeffrey J. Steiner (1)	449,355	1.2%
Eddie Heng Teng Hua	*	*
J. Craig Pepples	*	*
Bill Georgiou	*	*
Sarah Benecke	*	*
David F. Jones	*	*
Roderick Chalmers	*	*
James Watkins	*	*
All officers and directors as a group (10 persons)	24,157,876	62.9%

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

At April 17, 2006, we believe that 7,757,295 of our shares or 20.19%, were beneficially owned by U.S. holders and there were 760 shareholders of record in the U.S. (excluding any U.S. holders who may be holding our shares through brokerage firms).

Mr. Merle A. Hinrichs, our Chairman and Chief Executive Officer, beneficially owns approximately 61.2% of our common shares and is deemed our controlling shareholder.

Our major shareholders do not have different voting rights. We do not know of any arrangement which may at a subsequent date result in a change in control of our company.

Related Party Transactions

During the year 2004, we have fully repaid the $11,404,000 in obligations due to Hung Lay Si Co. Ltd, our former controlling shareholder and the amount owed as at December 31, 2004 and 2005 were $NIL.

We have extended loans to some of our employees for the sole purpose of financing the purchase or lease of a residence. The loans for the purchase of a residence are secured by that residence, bear interest at a rate of LIBOR plus 2 to 3%, generally have a term of ten years and become due and payable immediately upon the termination of the employee’s employment. The loans for the lease of a residence are unsecured, interest free and are repayable in equal monthly installments over the period of the lease, which is typically less than or equal to 12 months. The maximum loan amounts are limited to the lower of the aggregate of two years’ gross compensation of the borrower or $500,000. The loans were made upon terms and subject to conditions that are more favorable to the borrowers than those that would customarily be applied by commercial lending institutions in the borrower’s country of employment. Since the beginning of 2000, the largest aggregate amount of indebtedness of Mr. Pepples to us, outstanding at any time during such period, was approximately $32,233. Mr. Pepples has repaid his loan in full in November 2002. Mr. Pepples’ loan was interest free and unsecured. Except for the aforementioned loan, there were no other loans due from our directors and executive officers as at December 31, 2003, 2004 and 2005. We do not expect to extend loans to our directors or executive officers to the extent such loans would be prohibited by the Sarbanes-Oxley Act of 2002.

We lease approximately 82,658 square feet of our office facilities from companies controlled by a wholly-owned subsidiary of Hung Lay Si Co. Ltd. under cancelable and non-cancelable operating leases and incur building main-

tenance services fees to our former affiliated companies. We incurred rental, building services expenses and reimbursement of membership fees for use of club memberships of $806,097 during the year ended December 31, 2005. We also received legal, treasury management consultancy services and receive investment consultancy services from wholly-owned subsidiaries of Hung Lay Si Co. Ltd. The expenses incurred for these services during the year ended December 31, 2005 was $119,000.

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
December 31, 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS

To the Board of Directors and Shareholders of

Global Sources Ltd.

We have audited the accompanying consolidated balance sheets of Global Sources Ltd. (a company incorporated under the laws of Bermuda) and its subsidiaries as of December 31, 2005 and 2004, and the related consolidated statements of income, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We are not engaged to perform an audit of the Company’s internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Global Sources Ltd. and its subsidiaries as of December 31, 2005 and 2004, and the consolidated results of their operations and cash flows for each of the three years in the period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

/s/ ERNST & YOUNG

Singapore
March 21, 2006

GLOBAL SOURCES LTD. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

	At December 31	At December 31
	2004	2005
ASSETS

Current Assets:
Cash and cash equivalents	$41,195	$94,321
Available-for-sale securities	10,172	23,982
Accounts receivable, net	5,147	5,545
Receivables from sales representatives	3,407	5,659
Inventory of paper	750	866
Prepaid expenses and other current assets	2,926	10,585
Total Current Assets	63,597	140,958

Property and equipment, net	24,902	28,178
Long term investments	100	100
Bonds held to maturity, at amortized cost	666	463
Other assets	3,260	1,981
Total Assets	$92,525	$171,680

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current Liabilities:
Accounts payable	$4,798	$5,484
Deferred income and customers’ prepayments	28,775	52,624
Accrued liabilities	5,921	6,644
Income taxes payable	384	405
Total Current Liabilities	39,878	65,157

Liabilities for incentive and bonus plans	467	307
Deferred income and customers’ prepayments - long term	1,420	348
Deferred tax liability..	327	436
Total Liabilities	42,092	66,248

Minority interest	4,910	6,191

Shareholders’ Equity:
Common shares, US$0.01 par value; 50,000,000 shares authorized;
38,338,779 (2004: 35,032,729) shares issued and outstanding	350	383
Additional paid in capital	86,342	127,747
Retained deficit	(34,577)	(21,199)
Less: Unearned compensation	(6,831)	(7,900)
Accumulated other comprehensive income	239	210

Total Shareholders’ Equity	45,523	99,241

Total Liabilities and Shareholders’ Equity	$92,525	$171,680

The accompanying notes are an integral part of these financial statements.

GLOBAL SOURCES LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME

(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

	Year Ended December 31,
	2003	2004	2005

Revenue:
Online and other media services	$87,685	$92,325	$97,062
Exhibitions	3,327	13,010	14,300
Miscellaneous	657	511	832
	91,669	105,846	112,194
Operating Expenses:
Sales	30,113	29,956	33,910
Event production	930	3,774	3,920
Community	13,155	17,890	20,623
General and administrative	27,858	30,329	33,641
Online services development	4,960	4,232	3,920
Non-cash compensation expense (Note a)	1,419	2,117	1,948
Amortization of software costs .	4,453	1,480	1,335
Total Operating Expenses	82,888	89,778	99,297
Income from Operations	8,781	16,068	12,897
Interest and dividend income	122	219	1,624
Gain (loss) on sale of available-for-sale securities	(40)	1,120	977
Foreign exchange gains (losses), net	-	240	(80)
Income before Income Taxes	8,863	17,647	15,418
Income Tax Provision	(668)	(651)	(759)
Net Income before Minority Interest	$8,195	$16,996	$14,659
Minority interest	(861)	(1,227)	(1,281)
Net Income	$7,334	$15,769	$13,378
Basic net income per share	$0.2094	$0.4501	$0.3558
Shares used in basic net income per share calculations (Note 2(u))	35,025,016	35,031,656	37,596,448
Diluted net income per share	$0.2093	$0.4492	$0.3551
Shares used in diluted net income per share calculations (Note 2(u))	35,041,362	35,106,227	37,679,024

Note: a. Reflects the non-cash compensation expenses associated with the employee equity compensation plans and Directors Purchase Plan. Approximately $505 (2004: $626, 2003: $323) represents sales expenses, $103 (2004: $93, 2003: $96) represents community, $1,025 (2004: $1,066, 2003: $691) represents general and administrative and $315 (2004: $332, 2003: $309) represents online services development expenses.

The accompanying notes are an integral part of these financial statements.

GLOBAL SOURCES LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

(In U.S. Dollars Thousands)

	Year Ended December 31,
	2003	2004	2005
Cash flows from operating activities:
Net income	$7,334	$15,769	$13,378
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	8,509	4,052	3,975
Profit on sale of equipment	(7)	(1)	(12)
Accretion of U.S. Treasury strips zero % coupon	(74)	(57)	(37)
Unrealized dividend income on available-for-sale securities	(72)	(7)	(134)
Bad debt expense	202	(716)	18
Non-cash compensation expense	1,419	2,117	1,948
Income attributable to minority shareholder	861	1,227	1,281
Equipment written off	12	26	86
	18,184	22,410	20,503
Changes in assets and liabilities:
Accounts receivables	(540)	76	(416)
Receivables from sales representatives	(951)	476	(2,252)
Inventory of paper	(158)	(47)	(116)
Prepaid expenses and other current assets	(664)	(1,036)	(7,525)
Long term assets	(155)	(2,024)	1,279
Accounts payable	148	366	686
Accrued liabilities and liabilities for incentive and bonus plans	99	(97)	563
Deferred income and customer prepayments	9,195	2,741	22,777
Tax liability	131	(391)	130
Net cash provided by operating activities	25,289	22,474	35,629

Cash flows from investing activities:
Purchase of property and equipment	(2,307)	(21,111)	(7,338)
Proceeds from sales of equipment	32	2	13
Proceeds from matured bonds	440	383	240
Purchase of available-for-sale securities	(19,300)	(131,444)	(363,544)
Proceeds from sale of available-for-sale securities	11,034	155,976	349,705
Net cash (used for) generated from investing activities	(10,101)	3,806	(20,924)

Cash flows from financing activities:
Repayment of amount due to a shareholder	-	(11,404)	-
Proceeds from issue of common shares, net of share issue expenses…………….	-	-	38,303
Amount received towards directors purchase plan	30	92	118
Net cash generated from (used for) financing activities	30	(11,312)	38,421

Net increase in cash and cash equivalents	15,218	14,968	53,126
Cash and cash equivalents, beginning of the year	11,009	26,227	41,195
Cash and cash equivalents, end of the year	$26,227	$41,195	$94,321

Supplemental cash flow disclosures:
Income tax paid	$537	$1,042	$629

The accompanying notes are an integral part of these financial statements.

GLOBAL SOURCES LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(In U.S. Dollars Thousands, Except Number of Shares)

	Common shares
	Number of shares	Amounts	Additional paid in capital	Retained deficit	Unearned compensation	Accumulated other comprehensive income	Total shareholders’ equity
Balance at December 31, 2002	35,019,419	$350	$80,399	$(57,680)	$(4,547)	—	$18,522
Net income	—	—	—	7,334	—	—	$7,334
Non-cash compensation expense	—	—	1,435	—	—	—	$1,435
Unearned compensation	—	—	—	—	(16)	—	$(16)
Amount received towards directors - purchase plan	—	—	30	—	—	—	$30
Issuance of shares under directors - purchase plan	6,655	—	—	—	—	—	—
Reclassification adjustment for losses, net of gains included in net income, net of income tax of $NIL	—	—	—	—	—	40	$40
Unrealized gain on available-for-sale securities, net of income tax of $NIL	—	—	—	—	—	635	$635
Balance at December 31, 2003	35,026,074	$350	$81,864	$(50,346)	$(4,563)	$675	$27,980
Net income	—	—	—	15,769	—	—	$15,769
Non-cash compensation expense	—	—	4,386	—	—	—	$4,386
Unearned compensation	—	—	—	—	(2,268)	—	$(2,268)
Amount received towards directors - purchase plan	—	—	92	—	—	—	$92
Issuance of shares under directors - purchase plan	6,655	—	—	—	—	—	—
Reclassification adjustment for gains, net of losses included in net income, net of income tax of $NIL	—	—	—	—	—	(1,212)	$(1,212)
Unrealized gain on available-for-sale securities, net of income tax of $NIL	—	—	—	—	—	776	$776
Balance at December 31, 2004	35,032,729	$350	$86,342	$(34,577)	$(6,831)	$239	$45,523
Net income	—	—	—	13,378	—	—	$13,378
Non-cash compensation expense	—	—	3,017	—	—	—	$3,017
Unearned compensation	—	—	—	—	(1,069)	—	$(1,069)
Amount received towards directors - purchase plan	—	—	118	—	—	—	$118
Issuance of shares under directors - purchase plan	6,050	—	—	—	—	—	—
Issuance of common shares, net of share issue expenses	3,300,000	33	38,270	—	—	—	$38,303
Reclassification adjustment for gains, net of losses included in net income, net of income tax of $NIL	—	—	—	—	—	(977)	$(977)
Unrealized gain on available-for-sale securities, net of income tax of $NIL	—	—	—	—	—	948	$948
Balance at December 31, 2005	38,338,779	$383	$127,747	$(21,199)	$(7,900)	$210	$99,241

The accompanying notes are an integral part of these financial statements.

GLOBAL SOURCES LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

1. The Company

The Company’s principal business is to provide services that allow global buyers to identify suppliers and products, and enable suppliers to market their products to a large number of buyers. The Company’s primary online service is creating and hosting marketing websites that present suppliers’ product and company information in a consistent, easily searchable manner on Global Sources Online. The Company also offers electronic cataloguing services for suppliers. Private Supplier Catalogs are password-protected online environments where suppliers can develop and maintain their own product and company data. Complementing these services are various trade magazines. The Company launched China Sourcing Fairs exhibitions in 2003. These offer international buyers direct access to China and other Asian manufacturers. The Company’s businesses are conducted primarily through Trade Media Limited, its wholly owned subsidiary, which was incorporated in October 1984 under the laws of Cayman Islands. Through certain other wholly owned subsidiaries, the Company also organizes China Sourcing Fairs exhibitions, conferences and exhibitions on technology related issues, licenses Asian Sources / Global Sources Online and catalog services and re-sells products that are purchased on consignment basis.

2. Summary of Significant Accounting Policies

(a) Basis of Consolidation and Presentation

(i)
The accompanying consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles and comprise the financial statements of the Company, and its subsidiaries. All significant inter-company transactions and balances have been eliminated on consolidation.

(ii)
The results of subsidiaries acquired or disposed of during the year are included in the consolidated statement of income from the effective dates of acquisition or up to the effective dates of disposal.

(iii)
The functional currency of the Company and certain subsidiaries is the United States dollar. The functional currencies of other subsidiaries are their respective local currencies. United States dollars are used as the reporting currency as the Company’s operations are global.

(b) Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (“U.S. GAAP”) requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

(c) Cash Equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

(d) Available-for-sale Securities

The Company invests its excess cash in readily marketable securities managed by high quality institutions and in government-backed securities such as debt and equity securities. These are classified as available-for-sale securities. Investments classified as available-for-sale securities are carried at market value with any unrealized holding gains and losses, net of related tax effect if any, presented under shareholders’ equity as accumulated other comprehensive income.

Generally the Company holds the securities with specific maturity dates until their maturity but the securities managed by high quality institutions are generally sold on a quarterly basis and proceeds reinvested in similar securities.

The Company records the sales of securities upon their maturity or sale.

As the Company’s objective and intent is not to generate profit from short-term price fluctuations, the Company classified its investments as available-for-sales securities, in accordance with SFAS 115, “Accounting for Certain Investments in Debts and Equity Securities”.

Realized gains and losses and declines in value judged to be other-than-temporary on available-for-sale securities are included in the statement of income. Other-than-temporary is determined through the assessment of the Company’s ability and intent to hold the investment, extent and duration of the impairment, and the forecasted recovery of fair value. The cost of securities sold is based on the average cost method.

(e) Inventory of Paper

Inventory of paper is stated at the lower of cost or market value. Cost is determined on the first-in, first-out basis.

(f) Property and Equipment

(i)	Property and equipment are stated at cost less accumulated depreciation. Cost represents the purchase price of the asset and other costs incurred to bring the asset into its existing use.

(ii)	Depreciation on property and equipment is calculated to depreciate their cost on a straight-line basis over their estimated useful lives as follows:

Building	50 years
Fixtures, fittings and office equipment	5 years
Leasehold improvements	5 years
Motor vehicles	5 years
Computer equipment and software	3 years
Reusable trade show booths	2 years

Depreciation of assets acquired under capital leases is included in depreciation expense.

(iii)
Effective January 1, 1999, the Company adopted Statement of Position 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use,” to account for the costs incurred to develop computer software for internal use. Costs incurred in the preliminary project stage with respect to the development of software for internal use are expensed as incurred; costs incurred during the application development stage are capitalized and are amortized over the estimated useful life of three years upon the commissioning of service of the software. Training and maintenance costs are expensed as incurred. To account for the development costs related to the products to be sold, leased or otherwise marketed, the Company adopted SFAS No. 86, “Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed.” Develop-

ment costs incurred subsequent to the establishment of the technological feasibility of the product are capitalized. The capitalization ends when the product is available for general release to customers.

The Company expensed $38, $241 and $66 during the years ended December 31, 2003, 2004 and 2005, respectively, for the costs incurred prior to the establishment of the technological feasibility with respect to the development of products to be sold, leased or otherwise marketed.

(g) Intangible Assets

The Company adopted SFAS No. 142, “Goodwill and Other Intangible Assets”, effective on January 1, 2002, to account for intangible assets. The net intangible assets as of December 31, 2004 and 2005 was $NIL for both years.

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

(i) Impairment of Long-lived Assets

The Company reviews the carrying value of its long-lived assets and will recognize an impairment loss whenever events or changes in circumstances indicate the carrying amount of the assets may not be fully recoverable. The recoverability of an asset is measured by a comparison of the carrying amount of an asset to the estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment loss, measured based on the difference between the carrying amount of the asset and its fair value, is recognized. There was no impairment of the Company’s property and equipment as of December 31, 2005 and 2004.

(j) Revenue Recognition

The Company derives its revenues from advertising fees in its published trade magazines and websites, sales of trade magazines and reports, fees from licensing its trade and service marks, organizing exhibitions and business seminars, commission income from consignment sales.

Revenues from advertising in trade magazines and websites are recognized ratably over the period in which the advertisement is displayed. Advertising contracts do not exceed one year. When multiple deliverables are contracted under a single arrangement, the Company allocates the total consideration to each unit of accounting on a pro-rata method based on its relative percentage of the total fair value of all units of accounting included in the arrangement. Revenue from sales of trade magazines and reports is recognized upon delivery of the magazine / report. Magazine subscriptions received in advance are deferred and recognized as revenue upon delivery of the magazine. Revenue from organizing exhibitions and business seminars is recognized at the conclusion of the event and the related direct event production costs are deferred and recognized as expenses upon conclusion of the event.

The Company received license fees and currently receives royalties from licensing its trade and service marks. Revenue from license fees was recognized ratably over the term of the license. Royalties from license arrangements are earned ratably over the period in which the advertisement is displayed by the licensee.

The Company derives commission income on the re-sale of its customers’ products on a consignment basis. The commission income which is the sales proceeds, net of the cost of the purchased products payable to the consigner is recognized upon conclusion of the sale to the buyer.

(k) Transactions with Sales Representatives

The Company utilizes sales representatives in various territories to promote the Company’s products and services. Under these arrangements, these sales representatives are entitled to commissions as well as marketing fees. Commissions expense is recorded when owed to these sales representatives and is included in sales expenses.

These sales representatives, which are mainly corporate entities, handle collections from clients on behalf of the Company. Included in receivables from these sales representatives are amounts collected on behalf of the Company.

(l) Advertising Expenses

The event specific advertising and promotion costs incurred for events to be held in future financial years are expensed by the year-end in which the expenses are incurred. Other advertising and promotion expenses are expensed as incurred. The Company recorded advertising and promotion expenses of $145, $2,679 and $3,612 during the years ended December 31, 2003, 2004 and 2005, respectively.

(m) Operating Leases

The Company leases certain office facilities under cancelable and non-cancelable operating leases, generally with an option to renew upon expiry of the lease term. Rentals under operating leases are expensed on a straight-line basis over the life of the leases.

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

(o) Retirement Contributions

The Company operates a number of defined contribution retirement plans. Contributions are based on a percentage of each eligible employee’s salary and are expensed as the related salaries are incurred.

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

(q) Minority Interest

In 2000, the Company entered into an agreement with CMP Media Inc., through United Professional Media B.V. (previously known as United Business Media B.V.), a subsidiary of United News and Media plc. (CMP) to set-up a corporation (eMedia Asia Ltd.) to provide new technology content, media and e-commerce services to the electronics technology market in Asia. The Company holds a 60.1% controlling equity interest in eMedia Asia Ltd. and consolidates the results of operations. As part of obtaining its 39.9% interest, CMP has committed to pay $6,000 and interest thereon to the Company upon the payment of specified future dividends of eMedia Asia Ltd. Pursuant to an internal restructuring within the CMP group, United Professional Media B.V.’s 39.9% interest in eMedia Asia Ltd. and associated obligations were novated and assigned to UBM Asia B.V. (another subsidiary within the CMP group) in October 2003. Due to the contingent nature of the payment, the Company did not record in its balance sheet the promissory note receivable of $6,000 due from CMP and no interest income was accrued as at December 31, 2005, 2004 and 2003. The minority interest liability of $6,191 and $4,910 at December 31, 2005 and 2004, respectively, reflects CMP’s proportionate interest in the net book value of eMedia Asia Ltd.

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

The financial statements of the subsidiaries reporting in their respective local currencies are translated into U.S. dollars for consolidation as follows: assets and liabilities at the exchange rate as of the balance sheet date, shareholders’ equity at the historical rates of exchange, and income and expense amounts at the average monthly exchange rates. The cumulative translation differences were not material as of December 31, 2004 and 2005.

(s) Segment Reporting

SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information” requires that companies report separately, in the financial statements, certain financial and descriptive information about operating segment profit or loss, certain specific revenue and expense items, and segment assets. Additionally, companies are required to report information about the revenues derived from their products and services groups, about geographic areas in which the Company earns revenues and holds assets, and about major customers.

The Company identifies its operating segments based on business activities, management responsibility and geographic location. The Company has two reportable segments: online and other media services and exhibitions. The Company has determined these segments based on the business activities whose operating results are reviewed by the Company’s chief operating decision maker which is the Company’s board of directors to assess their performance and to make decisions about resources to be allocated to each segment.

(t) Comprehensive Income

SFAS No. 130, “Reporting Comprehensive Income,” establishes standards for reporting comprehensive income and its components in financial statements. Comprehensive income is defined as the change in equity of a company during a period from transactions and other events and circumstances excluding transactions resulting from investment by owners and distribution to owners.

Comprehensive income consists of the following:
	Year Ended December 31,
	2003	2004	2005
Unrealized gain on available-for-sale securities, net of income tax of $NIL	$635	$776	$948
Reclassification adjustment for gains, net of losses included in net income, net of income tax of $NIL	$40	$(1,212)	$(977)
Net income	$7,334	$15,769	$13,378
	$8,009	$15,333	$13,349

(u) Basic and Diluted Net Income Per Share

Basic net income per share is computed by dividing net income by the weighted average number of shares of common shares outstanding during the period. Diluted net income per share is calculated using the weighted average number of outstanding common shares, plus other dilutive potential common shares.

The following table reconciles the number of shares utilized in the net income per share calculations:

	Year Ended December 31,
	2003	2004	2005
Net income	$7,334	$15,769	$13,378
Basic net income per share	$0.2094	$0.4501	$0.3558
Diluted net income per share	$0.2093	$0.4492	$0.3551
Weighted average common shares outstanding, used in basic net income per share calculation	35,025,016	35,031,656	37,596,448
Effect of dilutive shares	16,346	74,571	82,576
Weighted average common shares outstanding, used in diluted net income per share calculation	35,041,362	35,106,227	37,679,024

Antidilutive share subscriptions	10,000	—	100,000

Antidilutive share subscriptions had exercise prices greater than the average market price during the year.

(v) Stock Based Compensation

The Company has adopted the disclosure only provisions of SFAS No. 123, “Accounting for Stock-Based Compensation.” The Company accounts for stock-based compensation using the intrinsic value method prescribed in APB No. 25, “Accounting for Stock Issued to Employees” and related interpretations. Accordingly, compensation cost of stock options is measured as the excess, if any, of the fair value of the

Company’s stock at the date of the grant over the option exercise price and is charged to operations over the vesting period.

The Company accounts for equity instruments issued to non-employees in accordance with the provisions of SFAS No. 123 and EITF Issue No. 96-18, “Accounting for Equity Instruments that are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling Goods and Services.” All transactions in which services are received for the issuance of equity instruments are accounted for based on the fair value of the consideration received or the fair value of the equity instrument issued, whichever is more reliably measurable. The measurement date of the fair value of the equity instrument issued is the earlier of the date on which the counterparty’s performance is complete or the date on which it is probable that performance will occur.

A majority of the Company’s employee stock compensation plans are share grants without any exercise price or exercise period. Therefore, the fair value of the share grants at the date of grant approximates the intrinsic value. As a result, the impact of fair value based accounting under SFAS No. 123 is not significantly different from the intrinsic value method under APB No. 25.

The Company accounts for the shares purchased by the directors under Directors Purchase Plan using the intrinsic value method prescribed in APB No.25, “Accounting for Stock Issued to Employees” and related interpretations. Accordingly, compensation cost relating to the shares purchased by the directors is measured as the difference between the quoted market price of the stock at the grant date and the price paid by the directors (exercise price) on the measurement date. The exercise price and number of shares are both established on January 1 of each year, hence, fixed plan accounting is applied.

(w) Allowance for Doubtful Debts

The Company estimates the collectibility of the accounts receivable based on the analysis of accounts receivable, historical bad debts, customer credit-worthiness and current economic trends and maintains adequate allowance for doubtful debts.

(x) Recent Accounting Pronouncements

In March 2004, the Emerging Issues Task Force (“EITF”) reached a consensus on Issue No. 03-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments.” EITF 03-1 provides guidance on other-than-temporary impairment models for marketable debt and equity securities accounted for under SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities,” and SFAS No. 124, “Accounting for Certain Investments Held by Not-for-Profit Organizations,” and non-marketable equity securities accounted for under the cost method. The EITF developed a basic three-step model to evaluate whether an investment is other-than-temporarily impaired. The provisions of EITF 03-1 will be effective for interim or annual reporting periods beginning after June 15, 2004 and will be applied prospectively to all current and future investments. Quantitative and qualitative disclosures for investments accounted for under SFAS No. 115 are effective for the first annual reporting period after December 15, 2003. In September, 2004, the FASB issued FSP EITF Issue “03-1-1”, “Effective Date of Paragraphs 10-20 of EITF 03-1, The Meaning of Other Than Temporary Impairment”, delaying the effective date for the recognition and measurement guidance of EITF 03-1, as contained in paragraphs 10-20, until certain implementation issues are addressed and a final FSP providing implementation guidance is issued. The disclosure requirements of the consensus remain in effect. In November, 2005 the FASB issued FSP FAS 115-1 and FAS 124-1. The FSP FAS 115-1 and FAS 124-1 nullifies certain requirements of EITF 03-1 and is applicable for reporting periods beginning after December 15, 2005. The Company does not expect the adoption of EITF 03-1 to have a material effect on its results of operations and financial condition.

In December 2004, the FASB issued SFAS No. 123R, “Share-Based Payment” (“SFAS 123R”), a revision of SFAS No. 123, “Accounting for Stock-Based Compensation.” SFAS 123R requires, among other things, measurement of all employee stock-based compensation awards using a fair value method and recording such expense in the consolidated financial statements. In April 2005, the Securities and Exchange Commission adopted a new rule that allows implementation of SFAS 123R at the beginning of next fiscal year beginning after June 15, 2005. As a result, the Company, with a fiscal year ended December 31 will not be required to adopt Statement 123R until January 1, 2006. The Company does not expect the adoption of SFAS 123R to have a material effect on its financial statements of position, results of operations or cash flows.

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections, a replacement of Accounting Principles Board (“APB”) Opinion No. 20 and FASB Statement No. 3.” (“SFAS 154”). SFAS 154 requires retrospective application to prior periods’ financial statements of changes in accounting principle. It also requires that the changes in accounting principle be applied to the balances of assets and liabilities as of the beginning of the earliest period for which retrospective application is practicable and that a corresponding adjustment be made to the opening balance of retained earnings for that period rather than being reported in an income statement. The statement will be effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The Company does not expect the adoption of SFAS 154 to have a material impact on its consolidated financial statements.

3. Available-for-sale Securities

	At December 31,
	2004	2005

Cost	$9,933	$23,772
Unrealized holding gain	239	210
Fair value	$10,172	$23,982

The Company recorded dividend income derived from the available-for-sale securities of $NIL, $NIL, and $320 during the year ended December 31, 2003, 2004 and 2005 respectively. The Company recorded interest income derived from the available-for-sale securities of $NIL, $92 and $963 during the year ended December 31, 2003, 2004 and 2005 respectively.

4. Current Assets

		At December 31,
		2004	2005
Accounts receivable:
Gross trade receivables		$6,175	$6,197
Less: Allowance for doubtful debts		(1,028)	(652)
		$5,147	$5,545
Movements in allowance for doubtful debts:
Year Ended December 31,
	2003	2004	2005
Balance at beginning of year	$1,966	$2,097	$1,028
Provision during the year	202	—	18
Allowance for doubtful debts written-back	—	(716)	—
Write-off during the year	(71)	(353)	(394)
Balance at end of year	$2,097	$1,028	$652

	At December 31,
	2004	2005
Prepaid expenses and other current assets:
Unsecured employee loans and other debtors	$60	$71
Prepaid expenses	410	768
Deferred expenses - short term	895	7,688
Other current assets	1,561	2,058
	$2,926	$10,585

5. Property and Equipment, net

	At December 31,
	2004	2005
Building	$—	$19,384
Capital work-in-progress	19,213	855
Leasehold improvements	6,951	7,949
Motor vehicles	191	198
Computer equipment, software, fixtures, fittings and office equipment	24,111	18,348
Reusable trade show booths	—	86
Software development costs	4,474	3,571
Property and equipment, at cost	54,940	50,391
Less: Accumulated depreciation	(30,038)	(22,213)
	$24,902	$28,178

Depreciation expense for the years ended December 31, 2003, 2004 and 2005 was $4,056, $2,572 and $2,640 respectively and the amortization of software costs for the years ended December 31, 2003, 2004 and 2005 was $4,453, $1,480 and $1,335 respectively. The accumulated amortization of software costs as of December 31, 2004 and 2005 was $2,186 and $2,280 respectively.

During 2004, the Company entered into an agreement to purchase approximately 9,000 sq meters of office space in a commercial building in Shenzhen, China. The building is situated on a leasehold land. The lease period of the land is 50 years, commencing from year 2002. At the end of the lease period the building together with land will revert to the local government authority. The construction was completed and the property was put to use during the year 2005. Depreciation of the property commenced during the year 2005. This building which is under capital lease is depreciated on a straight line basis over the remaining lease term. The depreciation expenses on the said building amounted to US$311 during the year 2005.

6. Long-term Investments and Bonds Held to Maturity

(i)	As at December 31, 2005, the Company holds equity instruments carried at $100 in a privately held unaffiliated electronic commerce company for business and strategic purposes. The invest-

ment is accounted for under the cost method since the ownership is less than 20% and the Company does not have the ability to exercise significant influence over the investee. The investment is shown under long term investments in the consolidated balance sheets.

The Company’s policy is to regularly review the carrying values of the non-quoted investments and to identify and provide for when circumstances indicate impairment other than a temporary decline in the carrying values of such assets has occurred.

The net carrying value of the long term investment as at December 31, 2004 and 2005 was $100. The Company will continue to evaluate this investment for impairment.

(ii)	U.S. Treasury strips zero % coupon

	At December 31,
	2004	2005
The amortized cost classified by date of contractual maturity is as follows:
Due within one year	$229	$189
Due after one year through five years	437	274

	$666	$463

	At December 31,
	2004	2005
The fair value based on the market price, classified by date of contractual maturity is as follows:
Due within one year	$235	$193
Due after one year through five years	466	280

	$701	$473

	At December 31,
	2004	2005
Gross unrealized holding gains	$35	$10

7. Other Assets

	At December 31,
	2004	2005
Employee housing loans	$191	$152
Club memberships	418	418
Deferred expenses - long term	296	541
Rental, utility and other deposits	2,355	870
	$3,260	$1,981

8. Current Liabilities

	At December 31,
	2004	2005
Deferred income and customers’ prepayments:
Advertising	$20,612	$28,846
Exhibitions, subscription and others	8,163	23,778
	$28,775	$52,624

	At December 31,
	2004	2005
Accrued liabilities:
Salaries, wages and commissions	$1,181	$1,326
Retirement contribution plans	696	645
Current portion of liabilities for incentive and bonus plans	1,075	1,169
Printing, paper and bulk mailing cost	-	430
Others	2,969	3,074
	$5,921	$6,644

9. Liabilities for Incentive and Bonus Plans

	At December 31,
	2004	2005
Liability for long term discretionary bonus plan	$467	$307

10. Deferred Income and Customers’ Prepayments - Long Term

	At December 31,
	2004	2005
Exhibitions	$1,420	$348

11. Related Party Transactions

The Company has extended loans to some of its employees to finance their purchase or lease of residences. The loans for the purchase of a residence are secured by the subject residence, bear interest at a rate of LIBOR plus 2% to 3%, generally have a term of ten years and become due and payable immediately under certain circumstances, including their termination of employment with the Company. The loans for the lease of a residence are unsecured, interest free and are repayable in equal monthly installments over the period of the lease, typically less than or equal to twelve months. Loans due from employees for purchase of residences were $191 and $152 as of December 31, 2004 and 2005 respectively. Loans due from employees for lease of residences were $55 and $61 as of December 31, 2004 and 2005, respectively. There were no other loans due from the Company’s directors and executive officers as at December 31, 2004 and 2005. Other temporary advances to staff, which are generally repayable within twelve months, were $5 and $10 as of December 31, 2004 and 2005, respectively.

The Company leases certain office facilities from subsidiaries of Hung Lay Si Co. Ltd., the Company’s Former Parent Company (“Former Parent Company”) under cancelable and non-cancelable operating leases that include both rental and building maintenance services. During the years ended December 31, 2003, 2004 and 2005, the Company incurred rental and building management services expenses of $756, $NIL and $NIL respectively, with respect to these leases. These leases were no longer related party transactions during the year 2004 and 2005.

The Company also receives legal, treasury management consultancy services and investment consultancy services from subsidiaries of the Former Parent Company. During the year ended December 31, 2003, 2004 and 2005, the Company incurred such legal, secretarial and treasury management consultancy services expenses of $259, $NIL and $NIL respectively with respect to such services. These services were no longer related party transactions during the years 2004 and 2005.

The Company had $11,404, $NIL and $NIL due to the Former Parent Company as of December 31, 2003, 2004 and 2005, respectively. Due to the disposal of the Company’s shares held by the Former Parent Company to the Company’s chairman and chief executive officer, this liability as at December 31, 2003 was reclassified and disclosed as “Amount due to a shareholder” in the Company’s consolidated balance sheet as at December 31, 2003. The amount due to the Former Parent Company was unsecured. This amount was fully re-paid during the year 2004.

12. Liabilities for Incentive and Bonus Plans

Before the commencement of the Equity Compensation Plans the Company rewarded its senior management staff based on their current performance through long term discretionary bonus awards. These awards are payable approximately at the end of five or ten years from the date of the award, even in the event of termination of employment unless certain non-compete provisions have been violated. The Company did not incur any expenses related to these awards during the years ended December 31, 2003, 2004 and 2005. The required funds were set aside for payment of the discretionary bonuses by purchasing U.S. Treasury strips zero % coupons maturing in either five or ten years. These investments are held until maturity and the proceeds are used for payment of the discretionary bonuses.

Certain sales representatives of the Company are eligible for incentive awards under plans administered by the Company. Costs incurred related to incentive awards under plans administered by the Company for the years ended December 31, 2003, 2004 and 2005 were $116, $164 and $126 respectively.

13. Retirement Contribution Plans

The Company operates a number of defined contribution retirement plans. Employees working in a jurisdiction where there is no statutory provision for retirement contributions are covered by the Company’s plans.

The two principal defined contribution retirement plans are plans where employees are not required to make contributions. One of these two plans is separately administered by an independent trustee and the plan assets are held independent of the Company. The other one is not independently administered and is currently unfunded. The Company’s liabilities under this unfunded plan as of December 31, 2004 and 2005 were $664 and $591, respectively.

The Company incurred costs of $1,102, $1,099 and $1,166 with respect to the retirement plans in the years ended December 31, 2003, 2004 and 2005, respectively.

14. Income Taxes

The Company and certain of its subsidiaries operate in the Cayman Islands and other jurisdictions where there are no taxes imposed on companies (collectively referred to as “Cayman Islands”). Certain of the Company’s subsidiaries operate in Hong Kong SAR and Singapore and are subject to income taxes in their respective jurisdictions. Also, the Company is subject to withholding taxes for revenues earned in certain other countries.

Income before income taxes consists of:

	Year Ended December 31,
	2003	2004	2005
Cayman Islands	$5,420	$12,746	$12,828
Foreign	3,443	4,901	2,590
	$8,863	$17,647	$15,418

The provision for income taxes consists of:

	Year Ended December 31,
	2003	2004	2005
Current tax expense:
Cayman Islands	$—	$—	$—
Foreign	974	622	650
Deferred tax expense:
Cayman Islands	—	—	—
Foreign	(306)	29	109
Total provision	$668	$651	$759

The provision for income taxes for the years ended December 31, 2003, 2004 and 2005 differed from the amount computed by applying the statutory income tax rate of 0% as follows:

	Year Ended December 31,
	2003	2004	2005
Income taxes at statutory rate	$—	$—	$—
Foreign income and revenues taxed at higher rates	668	651	759
Total	$668	$651	$759
Effective tax rate	7.54%	3.69%	4.92%
Deferred tax assets consist of the following:

	At December 31,
	2004	2005
Net operating loss carry forwards	$7,410	$7,371
Less: valuation allowance	(7,410)	(7,371)
Deferred tax assets	$—	$—

The Company recorded a full valuation allowance for the deferred tax assets due to the uncertainty as to their ultimate realization. The net change in valuation allowance for the years ended December 31, 2003, 2004 and 2005 was an increase/(decrease) of approximately $2, $(52) and $(39), respectively, resulting primarily from net operating losses incurred and profits made by some of the subsidiaries during the respective years.

As of December 31, 2005 and 2004, a United States subsidiary had net operating loss carry forwards of approximately $17,099 and $17,188 respectively. These losses, which expire in year 2020, can be utilized to reduce future taxable income of the subsidiary subject to compliance with the taxation legislation and regulations in the relevant jurisdiction.

The Company recognized a deferred tax liability of $327 and $436 as at December 31, 2004 and 2005, respectively, which primarily arose from the temporary differences between the financial reporting and the tax bases of property and equipment in one of the subsidiaries of the Company.

15. Share Capital

On February 28, 2004 and 2005, the Company issued 6,655 and 6,050 common shares, respectively, under the Directors Purchase Plan. On March 29, 2005, the Company issued 3,300,000 common shares of par value $0.01 at US$12.27 per share. The total proceeds received from this issue was $38,303 net of the offering expenses of $2,197. Out of the total proceeds $33 was included in the common share capital and the balance $38,270 was included in additional paid in capital. The authorized share capital of the Company as at December 31, 2004 and 2005 is 50,000,000 common shares of $0.01 par value. As at December 31, 2004 and at December 31, 2005, the Company has 35,032,729 and 38,338,779 common shares issued and outstanding, respectively.

16. Fair Value of Financial Instruments

The carrying amounts of the Company’s cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate fair value due to their short maturities. The fair value of available-for-sale securities is disclosed in Note 3. The carrying amount and market value of long term investments are discussed in Note 6.

17. Concentration of Credit Risk and Other Risks

Financial instruments, which potentially subject the Company to concentration of credit risk, consist primarily of investment in checking and money market accounts, available-for-sale securities, investment in U.S. Treasury strips zero % coupon, accounts receivable and receivables from sales representatives. The Company maintains checking, money market accounts and available-for-sale securities with high quality institutions. The Company has a large number of customers, operates in different geographic areas and generally does not require collateral on accounts receivable or receivables from sales representatives. In addition, the Company is continuously monitoring the credit transactions and maintains reserves for credit losses where necessary. No customer accounted for more than 10% of the Company’s revenues for each of the years ended December 31, 2003, 2004 and 2005. No customer accounted for more than 10% of the accounts receivable as of December 31, 2004 and 2005.

In 2005, the Company derived approximately 93% of its revenue from customers in Asia. The Company expects that a majority of its future revenue will continue to be generated from customers in this region. Future political or economic instability in Asia could negatively impact the business.

18. Operating Leases

The Company leases office facilities under cancelable and non-cancelable operating leases. During the years ended December 31, 2003, 2004 and 2005, the Company’s operating lease rental and building management services expenses were $1,484, $1,275 and $1,409 respectively. The estimated future minimum lease rental payments under non-cancelable operating leases as of December 31, 2005 are as follows:

Year Ending December 31,	Operating Leases
2006	$350
2007 onwards	—
$350

19. Segment and Geographic Information

The Company has two reportable segments: online and other media services and exhibitions. Revenues by geographic location are based on the location of the customer.

(a) Segment Information

	Year Ended December 31,
	2003	2004	2005
Revenue:
Online and other media services (Note (a))	$87,685	$92,325	$97,062
Exhibitions	3,327	13,010	14,300
Miscellaneous	657	511	832
Consolidated	$91,669	$105,846	$112,194

Miscellaneous revenue consists mainly of technical services fee income, and for year 2005 also includes rental income and commission income from consignment sales.

	Year Ended December 31,
	2003	2004	2005
Income/(Loss) from Operations:
Online and other media services	$9,390	$17,700	$13,460
Exhibitions	(1,215)	(2,133)	(1,258)
Miscellaneous	606	501	695
Consolidated	$8,781	$16,068	$12,897

	At December 31,
	2004	2005
Identifiable Assets:
Online and other media services	$79,894	$141,076
Exhibitions	12,103	29,316
Miscellaneous	528	1,288
Consolidated	$92,525	$171,680

Note: (a) Online and other media services consists of:

	Year Ended December 31,
	2003	2004	2005
Online services	$51,367	$52,106	$53,829
Print services	36,318	40,219	43,233
	$87,685	$92,325	$97,062

(b) Foreign Operations

	Year Ended December 31,
	2003	2004	2005
Revenue:
Asia	$84,856	$97,876	$104,746
United States	5,970	6,573	6,175
Europe	437	597	679
Others	406	800	594
Consolidated	$91,669	$105,846	$112,194

	At December 31,
	2004	2005
Long-Lived Assets:
Asia	$28,257	$30,208
United States	5	51
Consolidated	$28,262	$30,259

20. Contingencies

From time to time the Company is involved in litigation in the normal course of business. While the results of such litigation and claims cannot be predicted with certainty, the Company believes that the probability is remote that the outcome of the outstanding litigation and claims as of the current date will have a material adverse effect on the Company’s consolidated financial position and results of operations.

21. Capital Commitments

The commitments as at December 31, 2005 for leasehold improvements and for the development of software amounted to $313. The capital commitments as at December 31, 2004 were $31 for the purchase and commissioning of software.

22. Restricted Share Award Plan

On February 4, 2000, the Company established a restricted share award plan for the benefit of its chairman and chief executive officer in recognition of services to the Company. In conjunction with the restricted share award plan, the Former Parent Company assigned 5,334,944 common shares of the Company, representing a 16% equity interest in the Company to the Company. The Company then awarded these shares to its chairman and chief executive officer. The chairman and chief executive officer’s entitlement to 666,870 of these shares is subject to an employment agreement with one of the Company’s United States subsidiar-

ies and entitlement to such shares vested immediately. The chairman and chief executive officer’s entitlement to the remaining 4,668,074 shares is subject to employment, non-compete and vesting terms under an employment agreement with one of the Company’s United States subsidiaries. The 4,668,074 shares were to vest ratably over 10 years, 10% each year on each anniversary date from the grant date. However, effective August 30, 2000, the Company’s Board of Directors approved the accelerated vesting of all the restricted shares granted to the chairman and chief executive officer resulting in immediate vesting of all the shares. The Company recorded a total of $64,000 in non-cash compensation expense associated with these awards in the year ended December 31, 2000. At the modification date and subsequently the Company, based on historical evidence and the Company’s forecast of future employee separations, estimated that the chairman and chief executive officer will not terminate employment and appointment as director prior to the date that vesting in the shares would have occurred absent the modification. Therefore, the Company has estimated that additional compensation expense to be recognized as a result of the modification is $NIL. Should actual results differ from this estimate, adjustment in future reporting periods will be required.

23. Equity Compensation Plans

On December 30, 1999, the Company established The Global Sources Employee Equity Compensation Trust (the “Trust”) for the purpose of administering monies and other assets to be contributed by the Company to the Trust for the establishment of equity compensation and other benefit plans. The Trust is administered by Appleby Trust (Bermuda) Ltd (previously known as “Harrington Trust Limited”) (the “Bermuda Trustee”). The Bermuda Trustee in the exercise of its power under the Declaration of Trust may be directed by the plan committee, including the voting of securities held in the Trust. The Board of Directors of the Company will select the members of the plan committee.

On February 4, 2000, in conjunction with the establishment of the Trust and the Share Exchange, the Former Parent Company assigned 3,334,340 common shares of the Company at a historical cost of less than $1, representing a 10% equity interest in the Company, for the establishment of share option plans and/or share award plans, known as ECP I, ECP II and ECP III. Subsequently, share option plans and/or share award plans, known as ECP IV, ECP V, ECP VI and ECP VII were established.

Eligible employees, directors and consultants under ECP I are entitled to purchase common shares of Global Sources Ltd. at a price determined by the plan committee at the time of the grant. The exercise price of these options may be below the fair market value of the Company’s common shares. The plan committee determines who will receive, and the terms of, the options.

Optionees may pay for common shares purchased upon exercise of options in the manner determined by the plan committee at the time of grant.

Eligible employees, directors and consultants under ECP II were entitled to purchase common shares of Global Sources Ltd. at an exercise price determined by the plan committee at the time of the grant. There are two types of options under this plan. The exercise price of both of these options were below the fair market value of the Company’s common shares at that time. The plan committee determines who will receive, and the terms of, the options. Employees could decide whether to take up the options for a period of 95 days ending June 29, 2000. All the options granted were exercised. Optionees were able to pay for common shares purchased upon exercise of options by check to the Trust. Payment has been made to the Trust. Entitlement of the employees, directors and consultants to these common shares is subject to employment and vesting terms.

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

The Equity Compensation Plan committee approved the awards of common shares under ECP IV and ECP V on January 23, 2001. The Equity Compensation Plan committee approved additional awards of common shares under ECP IV on April 1, 2001, July 1, 2001 and August 29, 2001 and under ECP V on August 29, 2001, January 1, 2002, January 2, 2004 and on January 2, 2005.

The non-cash compensation expenses associated with the above awards in accordance with APB No. 25 and SFAS No. 123, under ECP IV and ECP V of approximately $3,024 and $2,311, respectively, are recognized over the five year vesting term from the respective award dates.

Eligible employees, directors and consultants under ECP VI are awarded a one-time grant of Global Sources Ltd. common shares, the number of which are determined by the plan committee.

Entitlement of the employees, directors and consultants to these common shares is subject to non-compete and vesting terms.

The Equity Compensation Plan committee approved ECP VI on March 13, 2001 and made awards of common shares under plan on various dates during the year 2001, 2002, on July 28, 2004 and on April 1, 2005.

The non-cash compensation expenses associated with the awards in accordance with APB No. 25 and SFAS No. 123, under ECP VI totaling to approximately $1,093, are recognized over the five year vesting term from the respective award dates.

Eligible employees, directors and consultants under ECP VII are awarded a grant of a defined number of Global Sources Ltd. common shares, the number of which are determined by the plan committee periodically.

The Equity Compensation Plan committee approved the awards of common shares under ECP VII on January 1, 2002 and made further awards on March 31, 2003, on June 19, 2003, on January 2, 2004 and on January 3, 2005. The non-cash compensation expenses associated with the above awards in accordance with APB No. 25 and SFAS No. 123, under ECP VII of approximately $8,376 are recognized over the six years vesting term from the respective award dates.

Entitlement of the employees, directors and consultants to these common shares is subject to employment and vesting terms.

The Company expensed $1,419, $2,117 and $1,875 in non-cash compensation costs associated with the awards under the above ECP plans in the years ended December 31, 2003, 2004 and 2005, respectively.

	ECP II		ECP III	ECP IV	ECPV	ECP VI	ECP VII
	Purchase Plan	Gift Plan	Grant Plan	Grant Plan	Grant Plan	Grant Plan	Grant Plan
Plan Inception	March, 2000	March, 2000	March, 2000	January, 2001	January, 2001	March, 2001	January, 2002
Number of Shares:
At December 31, 2000	107,662	267,645	136,894	—	—	—	—

Original restricted shares granted in year 2001	—	—	—	695,254	403,293	104,218	—

Shares forfeited to beneficial trustee	—	(32,568)	(26,407)	(116,913)	(121,787)	—	—
Balance at December 31, 2001	107,662	235,077	110,487	578,341	281,506	104,218	—

Original restricted shares granted in year 2002	—	—	—	—	39,930	13,310	178,951
Shares forfeited to beneficial trustee	—	(13,158)	(3,034)	(51,537)	(37,801)	—	(12,237)

Balance at December 31, 2002	107,662	221,919	107,453	526,804	283,635	117,528	166,714
Original restricted shares granted in year 2003	—	—	—	—	—	—	382,432

Shares forfeited to beneficial trustee	—	(1,742)	—	(16,367)	(4,792)	—	(15,044)

Balance at December 31, 2003	107,662	220,177	107,453	510,437	278,843	117,528	534,102

Original restricted shares granted in year 2004	—	—	—	—	39,930	12,100	389,833

Shares forfeited to beneficial trustee	—	—	—	(30,937)	(5,724)	—	(37,825)

Balance at December 31, 2004	107,662	220,177	107,453	479,500	313,049	129,628	886,110
Original restricted shares granted in year 2005	—	—	—	—	14,520	22,000	369,137

Shares forfeited to beneficial trustee	—	—	—	(12,382)	(1,065)	—	(55,003)

Balance at December 31, 2005	107,662	220,177	107,453	467,118	326,504	151,628	1,200,245

Grant Price Per Share	$18.04	$ NIL	$ NIL	$ NIL	$ NIL	$ NIL	$ NIL

Weighted average fair value of the shares granted	$1.88	$19.91	$19.91	$6.51	$6.40	$5.11	$5.83

Weighted average fair value of the shares granted is estimated to be the average market value of the shares at the time of the grant.

24. Directors Purchase Plan

A 2000 Non-Employee Directors Share Option Plan was approved on October 26, 2000 by the shareholders of the Company. Each eligible Director was entitled to an option to purchase up to 20,000 common shares at a price established at year end.

The option was exercisable before the end of each February following the year end at which the option price was established. The non-employee Directors have the right to decline all or part of the award, which is non-transferable.

For grants attributable to the 2001 year, the option price was fifteen percent less than the average closing price of the shares for the last five trading days of the previous calendar year. The award vested over four years with one quarter of the shares vesting each year. Full payment was required upon exercising the option. Upon resignation of an eligible Director, all unvested shares would be forfeited and the option price received for the forfeited unvested shares would be refunded. Only one Director accepted the offer on February 10, 2001 for the 26,620 shares granted under the option. The $164 received as proceeds of this plan was included in additional paid-in capital. On February 28, 2002, 2003, 2004 and 2005 the Company issued to the Director the 6,655, 6,655, 6,655 and 6,050 common shares, respectively, that vested on those dates.

On November 1, 2001, the terms of the plan for prospective grants were amended to require only 15% of the exercise price to be paid upon exercise date and that the resignation of a director would no longer result in a forfeiture of the subscribed shares. The plan entitles the directors to a grant of options of a price established at the prior year end. The ownership of the awards will transfer after four years. Optionees must pay 15% of the option price, which is the average closing price of the shares for the last five trading days of year 2001, at the time of exercising the option. The balance of 85% must be paid on or before the end of the holding period. The resignation of a Director following his or her exercise of the Grant of Options and payment of the Option Price shall not cause a forfeiture of the subscribed shares. All the eligible non-employee Directors accepted the offer before February 28, 2002. The $50 received towards the 15% of the option price was included in additional paid in capital.

On February 27, 2002, the terms of the plan for prospective grants were amended to require only 10% of the exercise price to be paid upon exercise date. The plan entitles the directors to a grant of options at a price established at the prior year end. The ownership of the awards will transfer after four years. Optionees must pay 10% of the option price, which is the average closing price of the shares for the last five trading days of year 2002, at the time of exercising the option. The balance of 90% must be paid on or before the end of the holding period. The resignation of a Director following his or her exercise of the grant of options and payment of the option price shall not cause a forfeiture of the subscribed shares. Three eligible directors accepted the offer before February 28, 2003. The $30 received towards the 10% of the option price was included in the additional paid in capital.

On May 8, 2003, shareholders approved the amendments to the 2000 Non-Employee Directors Share Option Plan to allow both employee and non-employee Directors to participate prospectively in the plan. The plan was renamed as Directors Purchase Plan by the Board of Directors on August 14, 2003.

Directors purchasing the shares under the plan pay 10% of the purchase price, which is the average closing price of the shares for the last five trading days of year 2003, on or before February 28, 2004. The balance of 90% is paid by February 28, 2008 and the shares will be issued thereafter. The resignation of a Director following his or her purchase of the shares and payment of the 10% initial installment shall not cause a for-

feiture of the purchased shares. Six directors opted to purchase 26,620 shares each and one director opted to purchase part of the 26,620 shares. The amount of $92 received towards the 10% of the purchase price was included in the additional paid in capital.

As per the terms of the Directors Purchase Plan, Directors purchasing the shares under the plan in year 2005, pay 10% of the purchase price which is the average closing price of the shares for the last five trading days of the year 2004, on or before February 28, 2005. The balance of 90% is paid by February 28, 2009 and the shares will be issued thereafter. The resignation of a Director following his or her purchase of the shares and payment of the 10% initial installment shall not cause a forfeiture of the subscribed shares. Five directors opted to purchase 24,200 shares each. The amount of $118 received towards the 10% of the purchase price was included in the additional paid in capital.

As per the terms of the Directors Purchase Plan, Directors purchasing the shares under the plan in year 2006, will pay 10% of the purchase price which is the average closing price of the shares for the last five trading days of the year 2005, on or before February 28, 2006. The balance of 90% will be paid by February 28, 2010 and the shares will be issued thereafter. Failing to pay the 90% balance of the purchase price before the end of the holding period results in the 10% deposit being forfeited and any and all rights under the purchase right and to the issuance of shares will automatically lapse and expire and the shares will not be issued. The resignation of a Director following his or her purchase of the shares and payment of the 10% initial installment shall not cause a forfeiture of the unissued shares, provided that the balance of the purchase price is paid in full on or before the due date thereof. Four directors opted to purchase 22,000 shares each. The amount of $77 received towards the 10% of the purchase price will be included in the additional paid in capital.

25. Credit Facilities

The Company holds a Documentary Credit facility with the Hongkong and Shanghai Banking Corporation Limited, for providing documentary credits to the Company’s suppliers. This facility has a maximum limit of $577. As at December 31, 2005, the unutilized amount under this facility was approximately $348. Hongkong and Shanghai Banking Corporation Limited has also provided guarantees on behalf of the Company to the Company’s suppliers. As at December 31, 2005, such guarantees amounted to $3.

26. Other Commitments

The Company has entered into a number of licence agreements during the year 2004 for its exhibition events amounting to $29,730 in payments over five (5) years. The agreements are cancelable under Force Majeure conditions, and with the consent of the other party but may be subject to a payment penalty. As of December 31, 2005 the amount paid under these agreements was $4,981. The amount paid will be expensed when the related events are held.

The Company also entered into several agreements for the event specific promotion of exhibition events amounting to $3,978 in payments over four years. The amount paid under these agreements as of December 31, 2005 was $1,454.

In August 2005, one of the Company’s subsidiaries, eMedia Asia Limited (“eMedia”) entered into an agreement with Penton Media Inc, (“Penton”) to publish and distribute, in certain Asian territories, local language editions of Penton’s “Electronic Design” publication, relating to the electronic design industry. The first such edition to be launched is a simplified Chinese edition in mainland China entitled “Electronic Design-China”, the online website of which was launched in January 2006, and the first monthly issue of which is scheduled to be launched in March 2006. Under the agreement eMedia pays Penton forty per cent of the net after-tax profits of the business and also an annual content license fee for usage of Penton’s editorial material. There was no revenue generated from this publication during the year 2005.

27. Bonus Shares

On March 1, 2005, the Company announced a one for ten bonus share issue on the Company’s outstanding common shares. Shareholders of record on March 4, 2005 received one additional common share for every ten common shares held, of face value of $0.01 each. The bonus share issue was distributed on April 1, 2005. In addition, the Company has reclassified $29 and $29 from additional paid in capital to common share capital as of December 31, 2004 and 2005, respectively for the bonus share issue.

28. Reclassification

Certain prior-year amounts have been reclassified to conform to the current-year presentation, such as the following:

(i)
Effective from the year 2005, the Company is presenting the promotion costs incurred for promoting its technical conferences, exhibition and seminars to buyer community and the printing and mailing costs for its marketing inserts business under community costs in the income statement. Accordingly such promotion costs and printing and mailing costs for prior years have been reclassified to community costs from general and administration costs to conform to the current-year presentation.

(ii)	Certain prior-year items in the consolidated statements of cash flows have been reclassified to conform to the current year presentation.

29. Post Balance Sheet Event

On March 6, 2006, the Company announced a one for ten bonus share issue on the Company’s outstanding common shares. Shareholders of record on March 15, 2006 will receive one additional common share for every ten common shares held, of face value of $0.01 each. The bonus share issue will be distributed on April 17, 2006. All common shares and per-share amounts in the consolidated financial statements and related notes have been retroactively adjusted to reflect the one for ten bonus share issue for all periods presented. In addition, the Company has reclassified $32 and $35 from additional paid in capital to common share capital as of December 31, 2004 and 2005, respectively.

30. Event subsequent to the date of the Report of Independent Auditors (unaudited)

HC International, Inc. (“HC International”) is a company listed on the Growth Enterprise Market of The Stock Exchange of Hong Kong Limited. On May 24, 2006, Trade Media Holdings Limited (“TMH”), a wholly-owned subsidiary of the Company, IDG Technology Venture Investment, Inc. (“IDGVC”) and International Data Group, Inc. (“IDG”) entered into a conditional sale and purchase agreement (the “Sale and Purchase Agreement”) pursuant to which IDGVC has conditionally agreed to transfer 47,858,000 shares or 10% of the issued share capital of HC International, being part of its shareholding interests in HC International, to TMH at a consideration of approximately $9,873 or approximately $0.2063 per share, of HC International (the “HC Share(s)”), which is subject to adjustment to approximately $13,860 or approximately $0.2896 per HC Share (the “HC Share Transfer”), if and when HC International achieves a certain benchmark with reference to the HC International group’s performance during the Option Period (as defined below) or upon completion of the sale and purchase of the Option HC Shares (as defined below). IDG, being the sole shareholder of IDGVC, has agreed to guarantee the due and punctual discharge by IDGVC of its obligations under the Sale and Purchase Agreement. Completion of the HC Share Transfer is subject to the fulfilment of the conditions as set out in the Sale and Purchase Agreement, which include obtaining all relevant consents, governmental and regulatory approvals (if any) and a confirmation from the Hong Kong Securities and Futures Commission (the “SFC”) that no mandatory offer obligation under Rule 26 of the Hong Kong Code on Takeovers and Mergers (the “Code”) will be triggered as a result of the transactions contemplated under the Sale and Purchase Agreement. Completion is expected to take place by the end of June 2006. Upon completion of the HC Share Transfer, the Company will own, together with 5,916,000 HC Shares (which represent approximately 1.24% of the issued share capital of HC International as at May 24, 2006) currently owned by the Company, an approximate 11.24% equity interest in HC International. It is the intention of HC International to invite Merle Hinrichs, the Chairman and Chief Executive officer of the Company who is also a director of TMH, to join HC International’s board as a non-executive director upon completion of the HC Share Transfer.

TMH also entered into a call options deed (the “HC Options Deed”) with IDGVC, Guo Fansheng (“Guo”) and others which include certain members of the senior management of HC International (the “Option Grantors”), pursuant to which each of the aforesaid Option Grantors has agreed, subject to completion of the Sale and Purchase Agreement, to grant to TMH, (i) a right (the “HC Options”) exercisable during the 12-month period from the date of the completion of the Sale and Purchase Agreement (the “Option Period”) to purchase all, but not in part only, of the167,722,814 HC Shares owned by the respective parties (representing approximately 35.05% of the entire issued share capital of HC International) and any HC Shares that may be issued by HC International to certain directors of HC International if the options granted in accordance with the share option schemes of HC International (amounting to an aggregate of 4,185,320 Option HC Shares) are exercised, which together amount to a maximum of approximately 35.61% of the entire issued share capital of HC International (the “Option HC Share(s)”) at an exercise price of approximately $0.2896 per Option HC Share; and (ii) an undertaking to accept any offer for the Option HC Shares at a price not less than approximately $0.2896 per Option HC Share, during the Option Period.

Huicong Construction Co., Ltd. (“Huicong Construction”), in which Guo has an 80% equity interest, entered into a call option deed (the “Beijing Huicong Option Deed” and together with the HC Options Deed, the “Option Deeds”) with TMH, pursuant to which Huicong Construction has agreed, subject to completion of the Sale and Purchase Agreement, to grant to TMH a right (the “Beijing Huicong Option” and together with the HC Options, the “Options”) exercisable during the Option Period, to purchase (or to nominate a subsidiary of TMH to purchase) from Huicong Construction its entire 18% equity interest (“Beijing Huicong Equity Interest”) in Beijing Huicong International Information Co., Ltd. (“Beijing Huicong”), a 82% indirect subsidiary of HC International, at an aggregate exercise price of approximately $31,916.

The HC Options and the Beijing Huicong Option are inter-conditional. The sale and purchase of the Beijing Huicong Equity Interest is subject to confirmation from the SFC. If the SFC’s confirmation is not forthcoming, the sale and purchase of the Beijing Huicong Equity Interest will not be completed but TMH may proceed with the completion of the sale and purchase of the Option HC Shares.

Pursuant to the terms of the Beijing Huicong Option Deed and subject to the completion of the sale and purchase of the Beijing Huicong Equity Interest, Huicong Construction will also be required to transfer or assign its licenses and related contracts in relation to the provision of internet information and content services in the People’s Republic of China to a TMH-nominated company, but pending such transfer or assignment, Huicong Construction has agreed to continue to provide services in relation to the internet content provider license to Beijing Huicong in the same manner and on the same terms as currently agreed.

The exercise and completion of the HC Options by TMH, if materialized, will result in a change in control of HC International (as the aggregate shareholding of TMH and the Company in HC International will increase from approximately 11.24% to a maximum of approximately 46.75%) and will trigger an obligation on the part of TMH to make a general offer in compliance with the SFC regulations to acquire all the issued HC Shares (other than those already owned by TMH or parties acting in concert with it).

ITEM 9.  THE OFFER AND LISTING

Price history of stock

The following table sets forth the high and low per share closing prices for our common shares for the periods indicated, as adjusted for the one for ten bonus share issues announced on February 16, 2004 and on March 1, 2005.

Period	High	Low
Year 2001	$8.29	$2.21
Year 2002	$4.10	$2.10
Year 2003	$8.17	$2.99
Year 2004	$13.63	$4.74
Year 2005	$18.68	$5.42

First Quarter 2004	13.63	5.46
Second Quarter 2004	10.39	6.44
Third Quarter 2004	7.78	4.74
Fourth Quarter 2004	10.85	4.99

First Quarter 2005	18.68	8.18
Second Quarter 2005	10.31	5.42
Third Quarter 2005	8.72	6.35
Fourth Quarter 2005	8.97	6.13

First Quarter 2006	10.46	8.42

October 2005	7.77	6.13
November 2005	8.67	6.33
December 2005	8.97	7.93
January 2006	9.68	8.42
February 2006	10.08	8.88
March 2006	10.46	9.73
April 2006	11.62	10.67

Markets

Our shares are listed and traded under the symbol “GSOL” on the Nasdaq National Market.

ITEM 10. ADDITIONAL INFORMATION

Memorandum and Articles of Association

Description of shareholder rights attaching to our common shares

The following discussion of our common shares, and the laws governing the rights of our shareholders, is based upon the advice of Appleby Spurling Hunter, our Bermuda counsel.

Our authorized share capital consists of 50,000,000 common shares, par value $0.01 per share. A bonus share distribution of one share for every ten shares was issued to all of our shareholders of record on March 15, 2006 and distributed on or about April 17, 2006. As of April 17, 2006, we had 38,428,310 common shares issued and outstanding.

•	Holders of common shares have no preemptive, redemption, conversion or sinking fund rights.

•	Holders of common shares are entitled to one vote per share on all matters submitted to a vote of holders of common shares and do not have any cumulative voting rights.

•
In the event of our liquidation, dissolution or winding-up, the holders of common shares are entitled to share ratably in our assets, if any, remaining after the payment of all our debts and liabilities.

•
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

•	Additional authorized but unissued common shares may be issued by the board of directors without the approval of the shareholders.

The holders of common shares will receive dividends, if any, as may be declared by the board of directors out of funds legally available for purposes. We may not declare or pay a dividend, or make a distribution out of contributed surplus, if there are reasonable grounds for believing that:

•	we are, or after the payment would be, unable to pay our liabilities as they become due; or

•	the realizable value of our assets after such payment or distribution would be less than the aggregate amount of our liabilities and our issued share capital and share premium accounts.

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

•	the chairman of the meeting;

•	at least three shareholders present in person or by proxy;

•
any shareholder or shareholders present in person or by proxy and holding between them not less than one-tenth of the total voting rights of all shareholders having the right to vote at such meeting; or

•
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

Dividend Rights

Under Bermuda law, a company may declare and pay dividends unless there are reasonable grounds for believing that the company is, or would, after the payment, be unable to pay its liabilities as they become due or that the realizable value of the company’s assets would thereby be less than the aggregate of its liabilities and issued share capital and share premium accounts.

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

However, to the extent that any premium is payable on the purchase, the premium must be provided out of the funds of the company that would otherwise be available for dividend or distribution or out of a company’s share premium account. Any common shares purchased by a company are treated as cancelled and the amount of the company’s issued capital is diminished by the nominal value of the shares accordingly but shall not be taken as reducing the amount of the company’s authorized share capital.

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

Variation of Rights

We may issue more than one class of shares and more than one series of shares in each class. If we have more than one class of shares, the rights attached to any class of shares may be altered or abrogated either:

•	with the consent in writing of the holders of not less than seventy-five percent of the issued common shares of that class; or

•	with the sanction of a resolution passed at a separate general meeting of the holders of such common shares, voting in proxy or present, at which a quorum is present.

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

Transfer of Common Shares

Subject to the “Transfer Restrictions” section below, a shareholder may transfer title to all or any of his shares by completing an instrument of transfer in the usual common form or in such other form as the board of directors may approve.

Transfer Restrictions

The board of directors may in its absolute discretion and without assigning any reason refuse to register the transfer of any share that is not fully paid.

The board of directors may refuse to register an instrument of transfer of a share unless it:

•	is duly stamped, if required by law, and lodged with us;

•	is accompanied by the relevant share certificate and such other evidence of the transferor’s right to make the transfer as the board of directors shall reasonably require;

•	has obtained, where applicable, permission of the Bermuda Monetary Authority; and

•	is in respect of one class of shares.

A “blanket” authorization has been obtained from the Bermuda Monetary Authority for all transfers of our common shares between persons who are not resident in Bermuda for exchange control purposes, provided our common shares remain listed on an “appointed stock exchange” (which includes listing on the Nasdaq National Market).

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

Rights in Liquidation

Under Bermuda law, in the event of liquidation, dissolution or winding-up of a company, after satisfaction in full of all claims of creditors and subject to the preferential rights accorded to any series of preferred stock, the proceeds of such liquidation, dissolution or winding-up are distributed among the holders of shares in accordance with a company’s bye-laws.

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

The bye-laws provide that the board of directors may convene a special general meeting whenever in their judgment such a meeting is necessary. Unless the bye-laws of a company specify otherwise, Bermuda law requires that shareholders be given at least five days’ notice of a meeting of the company. Our bye-laws extend this period to provide that at least 21 days’ written notice of a general meeting must be given to those shareholders entitled to receive such notice. The accidental omission to give notice to or non-receipt of a notice of a meeting by any person does not invalidate the proceedings of a meeting.

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

The office of a director will be vacated in the event of any of the following:

•	if he resigns his office by notice in writing to be delivered to our registered office or tendered at a meeting of the board of directors;

•	if he becomes of unsound mind or a patient for any purpose of any statute or applicable law relating to mental health;

•	if he becomes bankrupt under the law of any country or compounds with his creditors;

•	if he is prohibited by law from being a director; or

•	if he ceases to be a director by virtue of the Companies Act or is removed from office pursuant to the bye-laws.

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

Under Bermuda law, the holders of:

•	an aggregate of not less than twenty percent in par value of a company’s issued share capital or any class thereof, or

•	not less in the aggregate than twenty percent of the company’s debentures entitled to object to alterations to its memorandum of association,

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

Transactions with Interested Shareholders

Our bye-laws prohibit us from engaging in a business combination with any interested shareholder unless the business combination is approved by two-thirds of the holders of our voting shares (other than shares held by that interested shareholder), or by a simple majority if the business combination is approved by a majority of continuing directors or if certain prescribed conditions are met assuring that we will receive fair market value in exchange for such business combination. In this context, a “business combination” includes mergers, asset sales and other material transactions resulting in a benefit to the interested shareholder or the adoption of a plan for our liquidation or dissolution; a “continuing director” is a member of our board of directors that is not an affiliate or associate of an interested shareholder and was a member of our board prior to such person becoming an interested shareholder; and an “interested shareholder” is any person (other than us or any of our subsidiaries, any employee benefit or other similar plan or any of our shareholders that received our shares in connection with our share exchange in 2000 prior to the listing of our shares on the Nasdaq National Market) that owns or has announced its intention to own, or with respect to any of our affiliates or associates, within the prior two years did own, at least 15% of our voting shares.

Appraisal Rights and Shareholder Suits

Amalgamation

The Companies Act provides that, subject to the terms of a company’s bye-laws, the amalgamation of a Bermuda company with another company requires the amalgamation agreement to be approved by the board of directors and at a meeting of the shareholders by seventy-five percent of the members present and entitled to vote at that meeting in respect of which the quorum shall be two persons holding or representing at least one-third of the issued shares of the company or class, as the case may be.

Our bye-laws alter the majority vote required and provide that any resolution submitted for the consideration of shareholders at any general meeting to approve a proposed amalgamation with another company requires the approval of two-thirds of the votes of disinterested shareholders cast at such meeting.

Under Bermuda law, in the event of an amalgamation of a Bermuda company, a shareholder who did not vote in favor of the amalgamation and who is not satisfied that fair value has been offered for such shareholder’s shares, may apply to a Bermuda court within one month of notice of the meeting of shareholders to appraise the fair value of those shares.

Class Actions and Derivative Actions

Class actions and derivative actions are generally not available to shareholders under Bermuda law. Under Bermuda law, a shareholder may commence an action in the name of a company to remedy a wrong done to the company where the act complained of is alleged to be beyond the corporate power of the company, or is illegal or would re-

sult in the violation of the company’s memorandum of association or bye-laws. Furthermore, consideration would be given by a Bermuda court to acts that are alleged to constitute a fraud against the minority shareholders or, for instance, where an act requires the approval of a greater percentage of the company’s shareholders than those who actually approved it.

When the affairs of a company are being conducted in a manner which is oppressive or prejudicial to the interests of some part of the shareholders, one or more shareholders may apply to a Bermuda court, which may make such order as it sees fit, including an order regulating the conduct of the company’s affairs in the future or ordering the purchase of the shares of any shareholders, by other shareholders or by the company.

Capitalization of Profits and Reserves

Under our bye-laws, the board of directors may resolve to capitalize all or any part of any amount for the time being standing to the credit of any reserve or fund which is available for distribution or to the credit of our share premium account; and accordingly make that amount available for distribution among the shareholders who would be entitled to it if distributed by way of a dividend in the same proportions and on the footing that the same may be paid not in cash but be applied either in or towards:

•	paying up amounts unpaid on any of our shares held by the shareholders; or

•	payment up in full of our unissued shares, debentures, or other obligations to be allotted and credited as fully paid amongst such shareholders.

As a proviso to the foregoing, the share premium account may be applied only in paying up unissued shares to be issued to shareholders credited as fully paid, and provided, further, that any sum standing to the credit of a share premium account may only be applied in crediting as fully paid shares of the same class as that from which the relevant share premium was derived.

Registrar or Transfer Agent

Our transfer agent and registrar is Computershare Investor Services, LLC. In addition to a register held by Computershare Investor Services, LLC, a register of holders of the shares is maintained by Appleby Spurling Hunter in Bermuda located at Canon’s Court, 22 Victoria Street, Hamilton HM 12 Bermuda.

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

Material Contracts

We believe that there are only the following material contracts outstanding.

During the first quarter of 2004, we entered into a number of license agreements for our exhibition events amounting to approximately $29.7 million in payments over five years. The agreements are cancelable under Force Majeure conditions, and with the consent of the other party, but may be subject to a payment penalty. As of December 31, 2005, the amount paid under these agreements was approximately $5.0 million.

In August 2005, one of the Company’s subsidiaries, eMedia Asia Limited (“eMedia”), entered into an agreement with Penton Media Inc. (“Penton”) to produce, publish and distribute, in certain Asian territories, local language editions of Penton’s “Electronic Design” publication, relating to the electronic design industry. The first such edition launched pursuant to the agreement is a simplified Chinese edition in mainland China entitled Electronic Design - China, the online website of which was launched in January 2006, and the first print monthly issue of which was launched in March 2006. Under the agreement, eMedia pays Penton forty per cent of the net after-tax profits of the business. eMedia also entered into an agreement with Penton, under which eMedia is allowed to use and reproduce editorial content from Penton’s electronics publications, including Electronic Design, EE Product News and Microwaves & RF, in consideration for which an annual content license fee is payable by eMedia to Penton.

HC International, Inc. (“HC International”) is a company listed on the Growth Enterprise Market of The Stock Exchange of Hong Kong Limited. On May 24, 2006, Trade Media Holdings Limited (“TMH”), a wholly-owned subsidiary of the Company, IDG Technology Venture Investment, Inc. (“IDGVC”) and International Data Group, Inc. (“IDG”) entered into a conditional sale and purchase agreement (the “Sale and Purchase Agreement”) pursuant to which IDGVC has conditionally agreed to transfer 10% of the issued share capital of HC International, being part of its shareholding interests in HC International, to TMH at a consideration of approximately US$0.2063 per share, of HC International (the “HC Share(s)”), which is subject to adjustment to approximately US$0.2896 per HC Share (the “HC Share Transfer”), if and when HC International achieves a certain benchmark with reference to the HC International group’s performance during the Option Period (as defined below) or upon completion of the sale and purchase of the Option HC Shares (as defined below). IDG, being the sole shareholder of IDGVC, has agreed to guarantee the due and punctual discharge by IDGVC of its obligations under the Sale and Purchase Agreement. Completion of the HC Share Transfer is subject to the fulfilment of the conditions as set out in the Sale and Purchase Agreement, which include obtaining all relevant consents, governmental and regulatory approvals (if any) and a confirmation from the Hong Kong Securities and Futures Commission (the “SFC”) that no mandatory offer obligation under Rule 26 of the Hong Kong Code on Takeovers and Mergers (the “Code”) will be triggered as a result of the transactions contemplated under the Sale and Purchase Agreement. Completion is expected to take place by the end of June 2006. Upon completion of the HC Share Transfer, TMH will own, together with 5,916,000 HC Shares (which represent approximately 1.24% of the issued share capital of HC International as at May 24, 2006) currently owned by the Company, an approximate 11.24% equity interest in HC International. It is the intention of HC International to invite Merle Hinrichs, also a director of TMH, to join HC International’s board as a non-executive director upon completion of the HC Share Transfer.

TMH also entered into a call options deed (the “HC Options Deed”) with IDGVC, Guo Fansheng (“Guo”) and others which include certain members of the senior management of HC International (the “Option Grantors”), pursuant to which each of the aforesaid Option Grantors has agreed, subject to completion of the Sale and Purchase Agreement, to grant to TMH, (i) a right (the “HC Options”) exercisable during the 12-month period from the date of the completion of the Sale and Purchase Agreement (the “Option Period”) to purchase all, but not in part only, of the167,722,814 HC Shares owned by the respective parties (representing approximately 35.05% of the entire issued share capital of HC International) and any HC Shares that may be issued by HC International to certain directors of HC International if the options granted in accordance with the share option schemes of HC International (amounting to an aggregate of 4,185,320 Option HC Shares) are exercised, which together amount to a maximum of approximately 35.61% of the entire issued share capital of HC International (the “Option HC Share(s)”) at an exercise price of approximately US$0.2896 per Option HC Share; and (ii) an undertaking to accept any offer for the Option HC Shares at a price not less than approximately US$0.2896 per Option HC Share, during the Option Period.

Huicong Construction Co., Ltd. (“Huicong Construction”), in which Guo has an 80% equity interest, entered into a call option deed (the “Beijing Huicong Option Deed” and together with the HC Options Deed, the “Option Deeds”) with TMH, pursuant to which Huicong Construction has agreed, subject to completion of the Sale and Purchase Agreement, to grant to TMH a right (the “Beijing Huicong Option” and together with the HC Options, the “Options”) exercisable during the Option Period, to purchase (or to nominate a subsidiary of TMH to purchase) from Huicong Construction its entire 18% equity interest (“Beijing Huicong Equity Interest”) in Beijing Huicong International Information Co., Ltd. (“Beijing Huicong”), a 82% indirect subsidiary of HC International, at an aggregate exercise price of approximately US$31,916,015.90.

The HC Options and the Beijing Huicong Option are inter-conditional. The sale and purchase of the Beijing Huicong Equity Interest is subject to confirmation from the SFC. If the SFC’s confirmation is not forthcoming, the sale and purchase of the Beijing Huicong Equity Interest will not be completed but TMH may proceed with the completion of the sale and purchase of the Option HC Shares.

Pursuant to the terms of the Beijing Huicong Option Deed and subject to the completion of the sale and purchase of the Beijing Huicong Equity Interest, Huicong Construction will also be required to transfer or assign its licenses and related contracts in relation to the provision of internet information and content services in the People’s Republic of China to a TMH-nominated company, but pending such transfer or assignment, Huicong Construction has agreed to continue to provide services in relation to the internet content provider license to Beijing Huicong in the same manner and on the same terms as currently agreed.

The exercise and completion of the HC Options by TMH, if materialized, will result in a change in control of HC International (as the aggregate shareholding of TMH and the Company in HC International will increase from approximately 11.24% to a maximum of approximately 46.75%) and will trigger an obligation on the part of TMH to make a general offer in compliance with Rule 26 of the Code to acquire all the issued HC Shares (other than those already owned by TMH or parties acting in concert with it).

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

As an “exempted company,” we are exempt from Bermuda laws which restrict the percentage of share capital that may be held by non-Bermudians. However, as an exempted company we may not participate in designated business transactions, including:

•
the acquisition or holding of land in Bermuda (except that required for our business and held by way of lease or tenancy agreement for a term not exceeding 50 years or, with the consent of the Minister granted in his discretion, land held by way of lease or tenancy for a term of not more than 21 years in order to provide accommodation or recreational facilities for our officers and employees);

•	the taking of mortgages on land in Bermuda to secure an amount in excess of $50,000 without the consent of the Minister of Finance of Bermuda;

•	the acquisition of bonds or debentures secured on land in Bermuda, unless they are issued by the Bermuda Government or a public authority; or

•	the carrying on of business of any kind in Bermuda, except in furtherance of our business carried on outside Bermuda or under a license granted by the Minister of Finance of Bermuda.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We operate internationally and foreign exchange rate fluctuations may have a material impact on our results of operations. Historically, currency fluctuations have been minimal on a year-to-year basis in the currencies of the countries where we have operations. As a result, foreign exchange gains or losses in revenues and accounts receivable have been offset by corresponding foreign exchange losses or gains arising from expenses. However, during the Asian economic crisis of 1997 to 1998, both advertising sales and the value of Asian currencies declined, which caused a significant decline in revenue that was not fully offset by lower expense levels in Asian operations.

This decline in revenue occurred due to contracts being denominated and priced in foreign currencies prior to devaluations in Asian currencies. The conversion of these contract proceeds to U.S. dollars resulted in losses and reflects the foreign exchange risk assumed by us between contract signing and the conversion of cash into U.S. dollars. We believe this risk is mitigated because historically a majority (ranging between 55% and 65%) of our revenue is denominated in U.S. dollars or is received in the Hong Kong currency, which is currently pegged to the U.S. dollar and the Chinese currency, which is informally pegged to the U.S. dollar. To the extent significant currency fluctuations occur in the New Taiwan dollar, and Chinese Renminbi or other Asian currencies relative to the U.S. dollar, or if the Hong Kong dollar is no longer pegged to the U.S. dollar, our profits would be affected.

As of December 31, 2005, we have not engaged in foreign currency hedging activities.

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

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
                  - (Not applicable)

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
                  - (Not applicable)

ITEM 15. CONTROLS AND PROCEDURES

We maintain a set of disclosure controls and procedures designed to ensure that information required to be disclosed by the Company in report that it files or submits under the U.S. Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Within the 90-day period prior to the filing of this report, an evaluation was carried out under the supervision and with the participation of the Company’s management, including the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), of the effectiveness of our disclosure controls and procedures. Based on that evaluation, the CEO and CFO have concluded that our disclosure controls and procedures, as of December 31, 2005, were effective.

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

During 2005, the Company did not grant any waiver, including any implicit waiver, from any provision of the Code of Ethics to the chief executive officer, chief financial officer, chief accounting officer or controller or other person performing similar functions.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate audit fees, audit-related fees, tax fees of our principal accountants and all other fees billed for products and services provided by our principal accountants for each of the fiscal years 2004 and 2005:

	Year ended December 31,
	2005	2004
Audit fees	$378,919	$226,716
Audit-related fees	—	—
Total	$378,919	$226,716
Tax fees	1,800	1,500
All other fees	118,956	158,595
Total fees	$499,675	$386,811

Audit fees include fees associated with the review of the Company’s annual financial statements and services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years.

Tax fees for year 2004 for tax compliance, tax advice and tax planning consisted of preparation of tax returns and filing fees for a subsidiary. For year 2005, such fees consisted of preparation of tax returns and review of tax provision for a subsidiary.

All other fees for year 2004 consisted mainly of cyber process certification for the Company’s management’s assertions on the computation of the number of Community membership, outsourced information technology security management services, due diligence for a proposed investment and review of tax status. For year 2005, such fees consisted mainly of cyber process certification for the Company’s management’s assertions on the computation of the number of community membership, provision of information technology security assessment services and review of tax status.

Audit Committee’s pre-approval policies and procedures

Our Audit Committee nominates and engages our independent auditors to audit our financial statements. Our Audit Committee also requires management to obtain the Audit Committee’s approval on a case-by-case basis before engaging our independent auditors to provide any audit or permitted non-audit services to us or our subsidiaries.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
                    - (Not applicable)

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
                    - (Not applicable)

PART III

All financial information contained in this document is expressed in United States dollars, unless otherwise stated.

ITEM 17.  FINANCIAL STATEMENTS
                   - (Not applicable)

ITEM 18.  FINANCIAL STATEMENTS

As provided in Item 8, the Company has presented financial statements in accordance with U.S. accounting standards in lieu of Item 18.

ITEM 19. EXHIBITS

EXHIBIT INDEX

Exhibit No.	Description
1.1	Memorandum of Association of the Company. *
1.2	Bye-laws of the Company. *
1.3	Amendments to the Bye-Laws of Global Sources Ltd., as approved at the May 6, 2002 Annual General Meeting of Shareholders. ++
2.1	Specimen Certificate. *
4.2	Form of executive officer employment agreement. *
4.3	Employment Agreement dated November 1, 1999, by and between Trade Media Holdings Limited and Merle Hinrichs. *
4.4	Amendment to Employment Agreement dated January 19, 2000, between Trade Media Holdings Limited and Merle Hinrichs. *

4.5	Employment Agreement dated as of January 29, 2000, by and between LER Corporation and Merle Hinrichs. *
4.6	Form of Restricted Stock Award and Agreement, dated as of January 29, 2000, by and between LER Corporation and Merle Hinrichs. *
4.7	Amendment No.1 to Restricted Stock Award and Agreement dated as of February 29, 2000, by and between LER Corporation and Merle Hinrichs. *
4.8	Form of The Global Sources Employee Equity Compensation Plan No. I. *
4.9	Form of The Global Sources Employee Equity Compensation Plan No. II. *
4.10	Form of The Global Sources Employee Equity Compensation Plan No. III. *
4.18	Form of The Global Sources Employee Equity Compensation Plan No. IV. **
4.19	Form of The Global Sources Employee Equity Compensation Plan No. V. **
4.20	Form of The Global Sources Employee Equity Compensation Plan No. VI. ***
4.21	Form of The Global Sources Employee Equity Compensation Plan No. VII. *****
4.22	Global Sources’ Code of Ethics (approved and adopted by the Board of Directors on March 7, 2003). ###
4.23	Form of The Global Sources Employee Equity Compensation Plan No. V (Amended). *****
4.24	Placement Agency Agreement dated March 17, 2005, between the Company and W.R. Hambrecht & Co. LLC. ####
4.25	Form of Purchase Agreement between the Company and certain purchasers of the common shares. ####
4.26	Shenzhen International Chamber of Commerce Tower Subscription Agreement dated July 5, 2004 (English translation).++++
4.27	Real Estate Sales Contract of Shenzhen (Presale) dated August 31, 2004 (English translation).++++
4.28	Supplemental Agreement to the Contract on Purchasing Shenzhen International Commercial Chamber Center Premises dated August 31, 2004 (English translation).++++
4.29	Summary Table of Property Units and Payment Amounts.++++
4.30	Supplementary Agreement Concerning Alteration of Payment Method dated December 3, 2004 (English translation).++++
4.31	Sale and Purchase Agreement, dated May 24. 2006, by and between IDG Technology Venture Investment, Inc., Trade Media Holdings Limited and International Data Group, Inc. ~
4.32	Call Option Deed Relating to Shares in HC International, Inc., dated May 24, 2006, between Trade Media Holdings Limited and other parties thereto. ~
4.33	Call Option Deed Relating to Equity Interest in Beijing Huicong International Information Co., Ltd., dated May 24, 2006, between Trade Media Holdings Limited and HC Construction Co., Ltd. ~
8.1	Subsidiaries of Global Sources Ltd.
12.1	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification by the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes - Oxley Act of 2002.
13.2	Certification by the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
14.1	Consent of Independent Accountants for incorporation of their report filed with Form 6-K into the Company’s previously filed Registration Statements File No. 333-59058 and 333-62132. ****
14.2	Changes in Registrant’s Certifying Accountant. +++
14.3	Letter to the SEC from the Company pursuant to SEC Release No. 33-8070, dated April 9, 2002. ****
14.4	Consent of Independent Accountants for incorporation of their report filed under Form 20-F into the Company’s previously filed Registration Statements File No. 333-104426, 333-59058 and 333-114411.
14.5	Press release dated February 16, 2004 to announce the bonus share issue by Global Sources Ltd. ##
14.6	Press release dated March 1, 2005 to announce the bonus share issue by Global Sources Ltd. #####
14.7	Press release dated March 6, 2006 to announce the bonus share issue by Global Sources Ltd. ######
___________________
*	Incorporated by reference to Form 20-F Annual Report of Global Sources Ltd. filed with the Securities and Exchange Commission on June 30, 2000.

**	Incorporated by reference to Form 20-F Annual Report of Global Sources Ltd. filed with the Securities and Exchange Commission on April 5, 2001.

***	Incorporated by reference to Form S-8 Registration Statement filed with the Securities and Exchange Commission on June 1, 2001.

****	Incorporated by reference to Form 6-K filed with the Securities and Exchange Commission on April 25, 2002.

~	Confidential treatment requested (the confidential portions of such exhibits have been omitted and filed separately with the Securities and Exchange Commission)

*****	Incorporated by reference to Form S-8 Registration Statement filed with the Securities and Exchange Commission on April 10, 2003.

+	Incorporated by reference to Form 20-F Annual Report of Global Sources Ltd. filed with the Securities and Exchange Commission on April 30, 2002.

++	Incorporated by reference to Form 6-K filed with the Securities and Exchange Commission on May 6, 2002.

+++	Incorporated by reference to Form 6-K filed with the Securities and Exchange Commission on August 13, 2002.

++++	Incorporated by reference to Form 20-F Annual Report of Global Sources Ltd. filed with the Securities and Exchange Commission on May 13, 2005.

#	Incorporated by reference to Form 20-F Annual Report of Global Sources Ltd. filed with the Securities and Exchange Commission on May 05, 2003.

##	Incorporated by reference to Form 6-K filed with the Securities and Exchange Commission on February 18, 2004.

###	Incorporated by reference to Form 20-F Annual Report of Global Sources Ltd. filed with the Securities and Exchange Commission on May 4, 2004.

####	Incorporated by reference to Form 6-K filed with the Securities and Exchange Commission on March 21, 2005.

#####	Incorporated by reference to Form 6-K filed with the Securities and Exchange Commission on March 8, 2005.

######	Incorporated by reference to Form 6-K filed with the Securities and Exchange Commission on March 7, 2006

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

GLOBAL SOURCES LTD.
By:   /s/ EDDIE HENG
         Eddie Heng, Director and Chief Financial Officer

Date:  June 12, 2006