Form 20-F
period 2006-12-31
GLOBAL SOURCES LTD /BERMUDA
filed 2007-06-28
CIK 1110650

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 20-F

(Mark One)
[    ]         Registration Statement Pursuant To Section 12(b) or (g) of the Securities Exchange Act of 1934

OR
[ X ]	Annual Report Pursuant To Section 13 or 15 (d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2006.

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

42,337,568 common shares, $0.01 par value, outstanding as of April 30, 2007.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities act

Yes _____	No x

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

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.  See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ____	Accelerated filer x	Non-accelerated filer _____

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ____	Item 18 x

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act)

Yes _____	No x

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

Yes _____	No

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

PART I

ITEM 1.    IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS – (Not applicable)

ITEM 2.    OFFER STATISTICS AND EXPECTED TIMETABLE – (Not applicable)

ITEM 3.    KEY INFORMATION

Selected Financial Data

The following historical financial information should be read in conjunction with the section entitled “Operating and Financial Review and Prospects” and our audited consolidated financial statements and related notes, which are included elsewhere in this document.  The consolidated statements of income data for each of the three years ended December 31, 2004, 2005 and 2006 and selected consolidated balance sheet data as of December 31, 2005 and 2006 are derived from, and qualified by reference to, our audited consolidated financial statements included elsewhere in this document.  The consolidated statements of income data for each of the years ended December 31, 2002 and 2003 and selected consolidated balance sheet data as of December 31, 2002, 2003 and 2004 are derived from our audited financial statements not included in this document.

	Year Ended December 31,
	2002	2003	2004	2005	2006
	(In Thousands, Except Per Share Data)
Income Statement Data:
Revenue:
Online and other media services	$84,400	$87,685	$92,325	$97,062	$113,097
Exhibitions	2,455	3,327	13,010	14,300	42,122
Miscellaneous	631	657	511	832	1,262
Total revenue	87,486	91,669	105,846	112,194	156,481
Operating expenses:
Sales (Note 1)	29,282	30,436	30,582	34,415	50,380
Event production	933	930	3,774	3,920	18,414
Community (Note 1)	13,337	13,251	17,983	20,726	24,885
General and administrative (Note 1)	29,446	28,549	31,395	34,666	38,945
Online services development (Note1)	5,902	5,269	4,564	4,235	4,499
Amortization of software costs	3,740	4,453	1,480	1,335	1,250
Total operating expenses	82,640	82,888	89,778	99,297	138,373
Income from operations	$4,846	$8,781	$16,068	$12,897	$18,108
Interest and dividend income	439	122	219	1,624	5,571
Gain (loss) on sale of available-for-sale Securities	—	(40)	1,120	977	309
Gain on sale of shares to minority shareholder and interest income thereon	—	—	—	—	7,906
Loss on investment, net	—	—	—	—	(743)
Foreign exchange gains (losses), net	50	—	240	(80)	(714)
Income before income taxes	5,335	8,863	17,647	15,418	30,437
Income tax expense	(720)	(668)	(651)	(759)	(899)
Net income before minority interest	$4,615	$8,195	$16,996	$14,659	$29,538
Minority interest	(308)	(861)	(1,227)	(1,281)	(1,909)
Net income before cumulative effect of change in accounting principle	$4,307	$7,334	$15,769	$13,378	$27,629
Cumulative effect of change in accounting principle	—	—	—	—	251
Net income	$4,307	$7,334	$15,769	$13,378	$27,880
Basic net income per common share before cumulative effect of change in accounting principle	$0.11	$0.19	$0.41	$0.32	$0.65
Cumulative effect of change in accounting principle	—	—	—	—	$0.01
Basic net income per common share	$0.11	$0.19	$0.41	$0.32	$0.66
Diluted net income per common share before cumulative effect of change in accounting principle	$0.11	$0.19	$0.41	$0.32	$0.65
Cumulative effect of change in accounting principle	—	—	—	—	$0.01

Diluted net income per common share	$0.11	$0.19	$0.41	$0.32	$0.66
Cash dividends declared per share	—	—	—	—	—
Shares used in basic net income per common share calculations (Note2)	37,327	37,407	37,053	39,736	40,629
Shares used in diluted net income per common share calculations(Note2)	37,327	37,418	37,120	39,803	40,699
Basic net income per non-vested restricted before cumulative effect of change in accounting principle	$0.11	$0.19	$0.41	$0.32	$0.65
Cumulative effect of change in accounting principle	—	—	—	—	$0.01
Basic net income per non-vested restricted share	$0.11	$0.19	$0.41	$0.32	$0.66
Diluted net income per non-vested restricted share before cumulative effect of change in accounting principle	$0.11	$0.19	$0.41	$0.32	$0.65
Cumulative effect of change in accounting principle	—	—	—	—	$0.01
Diluted net income per non-vested restricted share	$0.11	$0.19	$0.41	$0.32	$0.66
Cash dividends declared per share	—	—	—	—	—
Shares used in basic net income per non vested restricted share calculations (Note2)	1,195	1,123	1,484	1,622	1,627
Shares used in diluted net income per non-vested restricted share calculations (Note2)	1,195	1,123	1,484	1,622	1,627

	December 31,
	2002	2003	2004	2005	2006
	(In U.S. Dollars Thousands)
Balance Sheet Data:
Cash and cash equivalents	$11,009	$26,227	$41,195	$94,321	$25,192
Available-for-sales securities	26,199	35,140	10,172	23,982	130,603
Total assets	62,650	82,541	92,525	171,680	220,889
Net assets	21,345	31,664	50,433	105,432	136,564
Long-term debt, less current portion……………	13,033	12,384	2,214	1,091	2,307
Total shareholders’ equity	18,522	27,980	45,523	99,241	133,651
__________________
(1)

(Note 1)
Non-cash compensation expenses associated with the employee equity compensation plans and Directors Purchase Plan included under various categories of expenses are approximately as follows:  sales expenses: $1,790 (2005:  $505, 2004:  $626, 2003: $323, 2002: $623), community: $145 (2005:  $103, 2004:  $93, 2003: $96, 2002: $238), general and administrative: $1,950 (2005:  $1,025, 2004:  $1,066, 2003: $691, 2002: $1,179), and online services development expenses: $181 (2005:  $315, 2004:  $332, 2003: $309, 2002: $524)

(Note 2)
On March 6, 2006, we announced a one for ten bonus share issue on our outstanding common shares.  For a further discussion on the bonus shares, please see Note 27 of our consolidated financial statements appearing elsewhere in this annual report.  Fractional shares were rounded up resulting in an additional 1,531 common shares upon distribution of the bonus shares on April 17, 2006. On March 5, 2007, we once again announced a one for ten bonus shares issue on our outstanding common shares.  All common shares and per-share amounts have been retroactively adjusted to reflect the one for ten bonus share issue for all periods presented.  For a further discussion on the bonus shares, please see Note 30 of our consolidated financial statements appearing elsewhere in this annual report. Fractional shares were rounded up resulting in an additional 424 common shares upon distribution of the bonus shares on April 16, 2007.

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

The China market is key to our current and future revenue growth and political instability or uncompetitive cost conditions in this market could reduce our revenue and seriously harm our business.

Our customers in China provided approximately 50% of our total revenues in fiscal 2005, and approximately 53% of our total revenues in fiscal 2006, and we believe our operations in China will continue to grow for the next several years.  Our dependence on the China market and its revenues is significant, and adverse political, legal or economic changes or uncompetitive cost conditions in China may harm our business and cause our revenues to decline.

The Chinese government has instituted a policy of economic reform which has included encouraging foreign trade and investment, and greater economic decentralization.  However, the Chinese government may discontinue or change these policies, or these policies may not be successful.  Moreover, despite progress in developing its legal system, China does not have a comprehensive and highly developed system of laws, particularly as it relates to foreign investment activities and foreign trade.  Enforcement of existing and future laws, regulations and contracts is uncertain, and implementation and interpretation of these laws and regulations may be inconsistent.  As the Chinese legal system develops, new laws and regulations, changes to existing laws and regulations, and the interpretation or enforcement of laws and regulations may adversely affect business operations in China.  While Hong Kong has had a long history of promoting foreign investment, its incorporation into China means that the uncertainty related to China and its policies may now also affect Hong Kong .

China is the largest supplier of consumer products to the world.  Our actual and potential customers are mainly suppliers who are based in China. Should China manufacturers’ production costs go up substantially (for example, due to limited skilled labor availability) and such costs are passed on to the buyers, products from China may become less competitive on price. Also, the Chinese Renminbi (“RMB”) has appreciated versus the United States Dollar (“U.S. Dollar”) and is expected to continue appreciating against the U.S. Dollar. Depending on the business structure, the nature of costs and the currencies of expenses and revenues, some suppliers in China may be negatively impacted.  If products from China become less competitive on price, or some suppliers in China are negatively impacted by the appreciation of the RMB, as described above, it would likely have a negative impact on the demand in China for our various media and marketing services.

The international markets, and in particular the Greater China region, in which we do business are subject to political, legal and economic instability, which may interfere with our ability to do business, increase our costs and decrease our revenues.

The international markets in which we operate are subject to risks, including:

•	fluctuations in regional economic conditions;

•	political instability;

•	the threat of terrorist attacks;

•	conflicting and/or changing legal and regulatory requirements;

•	restrictions placed on the operations of companies with a foreign status;

•	significant changes in tax rates and reporting requirements;

•	governments could increase trade protection measures including tariffs, quotas, import duties or taxes, thereby significantly reducing demand for imported goods;

•	the loss of revenues, property and equipment from expropriation, nationalization, war, insurrection, terrorism and other political risks;

•	adverse governmental actions, such as restrictions on transfers of funds;

•	oil embargoes or significant increases in oil prices; and

•	fluctuations in currency exchange rates.

In 2006, we derived approximately 89% of our revenues from customers in the Greater China region.  We expect that a majority of our future revenues will continue to be generated from customers in this region.  At the time of the Asian economic crisis of 1997 and 1998, our revenues and operating results were adversely affected, and both our sales and revenues declined.  If there is future political, legal or economic instability in the Greater China region, our business may be harmed and our revenues may decrease.

Because we operate internationally, foreign exchange rate fluctuations may have a material impact on our results of operations.  To the extent significant currency fluctuations occur in Asian currencies, our revenues and profits may be affected, relative to the U.S. Dollar. At the time of the Asian economic crisis of 1997 and 1998, certain of our contracts were denominated and priced in foreign currencies.  The conversion of these contract proceeds into U.S. Dollars resulted in losses and is indicative of the foreign exchange risk assumed by us.

At present, the RMB has been appreciating versus the U.S. Dollar and is expected to continue appreciating. Although we bill in RMB and have expenses in RMB in China, the continuing appreciation of the RMB could have an adverse effect on our financial condition. If RMB continues to appreciate, our current and potential supplier customers may become less competitive with suppliers from other regions, leading to less demand for our advertising services.

Currently, we do not hedge our exposure to foreign currency fluctuations.

General economic uncertainty, slowdowns, or recessions may reduce spending for business-to-business marketing services.

The revenue growth and profitability of our business depends significantly on the overall demand for business-to-business media services and especially online marketplace services, trade publications and trade shows.  We believe that the demand for these services is subject to the potentially negative impact by a number of factors, including the overall weakening of the global economy.  Such situations and events may give rise to a number of trends that adversely affect our business and revenues.

Future outbreaks of Avian influenza, Severe Acute Respiratory Syndrome (“SARS”) or other widespread public health problems could adversely affect our business.

In the event of future outbreaks of Avian influenza, SARS or other widespread public health problems, some ways in which our business might be adversely affected could include the following:

•
quarantine or travel restrictions (whether required by government or public health authorities, or self-imposed) could result in the closure of some of our offices and other disruptions to our operations;

•	sickness or death of our key officers and employees;

•	a general slowdown in international trade and the global economy;

•	our trade shows may have to be cancelled; and

•	exhibitor and visitor participation at our trade shows, could be significantly curtailed or otherwise adversely affected.

We may not innovate at a successful pace, which could harm our operating results.

Our industry is rapidly adopting new technologies and standards to create and satisfy the demands of users and advertisers. It is critical that we continue to innovate by anticipating and adapting to these changes to ensure that our content-delivery platforms and services remain effective and interesting to our users, advertisers and partners. In addition, we may discover that we must make significant expenditures to achieve these goals. If we fail to accomplish these goals, we may lose users and the advertisers that seek to reach those users, which could harm our operating results.

Our inability to sustain our historic pricing levels for our print, online and trade show services could adversely affect our operating results.

The market for print, online and trade show services has fluctuated over the past few years. If we are unable to maintain historic pricing levels for advertising on our websites and in our trade journals and for booths at our trade shows, our revenues could be adversely affected.

We depend upon Internet search engines and other online marketing channels (such as “pay per click” marketing) to attract a significant portion of the users who visit our websites, and if we were listed less prominently in Internet search result listings, or if we are unable to rely on our other online marketing channels as a cost-effective means of driving visitors to our websites, our business and operating results could be harmed.

We derive a significant portion of our website traffic from users who search for content through Internet search engines, such as Google, MSN and Yahoo! A critical factor in attracting users to our websites is whether we are prominently displayed in such Internet search results.

Search result listings are determined and displayed in accordance with a set of formulas or algorithms developed by the particular Internet search engine. The algorithms determine the order of the listing of results in response to the user's Internet search. From time to time, search engines revise these algorithms. In some instances, these modifications may cause our websites to be listed less prominently in unpaid search results, which will result in decreased traffic from search engine users to our websites. Our websites may also become listed less prominently in unpaid search results for other reasons, such as search engine technical difficulties, search engine technical changes and changes we make to our websites. In addition, search engines have deemed the practices of some companies to be inconsistent with search engine guidelines and have decided not to list their websites in search result listings at all. If we are listed less prominently or not at all in search result listings for any reason, the traffic to our websites will likely decline, which could harm our operating results. If we decide to attempt to replace this traffic, we may be required to increase our marketing expenditures, which also could harm our operating results.

We also rely on other cost-effective online marketing channels (such as “pay per click” marketing) as an increasingly important means of driving visitors to our websites. However, the cost of such online marketing channels can change very frequently (often daily), and it is unclear whether such online marketing channels will remain cost-effective for us. If we are unable to rely on such online marketing channels as a cost-effective means of driving visitors to our websites, our business and operating results could be harmed; or if we continue to rely on such marketing channels despite their increased costs, our marketing expenditures will increase, which also could harm our operating results.

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

None of the buyers or suppliers that currently pay to use our services are under any long-term contractual obligation to continue using our services. Generally, their contracts with us are for no longer than 2 years. A significant percentage of our customers do not renew their contracts and we experience high customer turnover from year to year.  If we cannot replace non-renewing customers with new customers, our business could be adversely affected.

Because of low barrier to entry, we are unable to compete effectively, we will lose current customers and fail to attract new customers.

Our industry is intensely competitive, evolving and subject to rapid change.  Barriers to entry are minimal, and competitors are able to launch new websites and other media at a low cost.  We constantly face threats from competition, including from non-traditional competitors and new forms of media. Competition is likely to result in price reductions, reduced margins and loss of market share, any one of which may harm our business.  We compete for our share of customers’ marketing and advertising budgets with other online marketplaces, trade publications and trade shows.  Competitors vary in size, geographic scope, industries served and breadth of the products and services offered.  We may encounter competition from companies which offer more comprehensive content, services, functionality and/or lower prices. The marketing and pricing decisions of our competitors strongly influence our business. Increased competition in the industry has caused significant downward pricing pressure. To the extent that potential and existing customers make decisions solely or primarily on price, we may be unable to retain existing customers or attract new customers, or we may be forced to reduce prices to keep existing customers or to attract new customers.

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

We may not be successful in identifying, consummating and/or effectively integrating acquisitions, joint ventures and alliances to expand our business

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

The costs associated with potential acquisitions or strategic partnerships could dilute your investment or adversely affect our operating results.

In order to finance acquisitions, investments or strategic partnerships, we may use equity securities, debt, cash, or a combination of the foregoing. Any issuance of equity securities or securities convertible into equity may result in substantial dilution to our existing stockholders, reduce the market price of our common stock, or both. Any debt financing is likely to have financial and other covenants based on our performance or results, and there could be an adverse impact on us if we do not achieve  the  covenanted performance or results. In addition, the related increases in expenses could adversely affect our results of operations.
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

Our limited history in operating the China Sourcing Fair business as well as several factors outlined below could adversely affect our ability to operate our trade show business successfully and we can give no assurances that this business will be instrumental to our success.

Our first China Sourcing Fair was held in Shanghai in 2003, the first of our series of China Sourcing Fairs in Hong Kong  was launched in April 2006, the first of our series of China Sourcing Fairs in Dubai is scheduled for launch in June 2007, and a new series of China Sourcing Fairs in Shanghai focusing on serving China’s domestic market is scheduled for launch in December 2007. Our China Sourcing Fairs in Dubai and our domestic China Sourcing Fairs in Shanghai are new business initiatives for us and we are uncertain as to our ability to attract the quality and quantity of exhibitors and buyers that would enable us to be successful.

In addition, there are substantial and long-established competing trade shows in Hong Kong  and southern China. Because of these alternative venues, we may not be able to attract the desired quantity and quality of exhibitors and buyers. Accordingly, because of the uncertainty of a new business launch and the competition, we may not achieve our desired sales objectives. Furthermore, in an effort to rapidly grow our trade show business, additional personnel were hired and additional capital expended. In addition, we may be unable to effectively execute the operations, which would jeopardize our ability to be successful in the trade show business.

Our various trade show businesses also require us to make substantial non-refundable deposits and progress payments to secure venue dates far in advance of our conducting the trade show. In addition, the date and location can greatly impact the profitability. The market for desirable dates and locations is highly competitive. If we cannot secure desirable dates and locations for our trade shows, their profitability and future prospects would suffer, and our financial condition and results of operations would be materially and adversely affected.

In addition, while we expect that a significant portion of our future revenues will be derived from our trade show business (in particular, our China Sourcing Fair business), several other factors could negatively affect our financial performance in this business, including:

•	the spread of SARS, Avian influenza and other similar epidemics;

•	political instability and the threat of terrorist attacks;

•	conflicting and/or changing legal and regulatory requirements;

•	natural catastrophes, labor strikes and transportation shutdowns;

•	decrease in demand for booth space;

•	particularly in China, we may not always be able to obtain the required trade show licenses, which may limit the number of trade shows we are able to hold;

•	competing trade shows; and

•	our or our sales representative companies’ inability to effectively expand our or their staff and infrastructure.

In view of the various risks outlined above, we can give no assurances that our operation of the trade show business will be instrumental to our success.

Our limited experience in direct online sales business as well as other factors could adversely affect our ability to operate our business successfully.

Our direct online sales business, primarily referred to by us as “Global Sources Direct”, is a relatively new business, having started in 2006, both for us and for most of the suppliers we are targeting as potential customers. The lack of an established history and track record for this new sales channel, both on our part and in the industry, may make it difficult for us to successfully market this service to, and attract and maintain, a sufficient number of customers that we would need in order to grow the direct online sales business to a scale that would be profitable for us.

Other factors that could adversely impair the success of our direct online sales business include the following:

•
Most of the goods sold are air-shipped. The costs of air shipments are dependent to a large degree on oil prices. A substantial increase in oil prices may therefore result in air shipment becoming a cost prohibitive means of delivery.

•
We rely on a variety of logistic service providers for executing and fulfilling our services. However, there are only a limited number of appropriate logistic service providers. If any one or more of them cease to operate, our ability to carry on the direct online sales service could be severely curtailed or impaired.

•
We utilize payment processes provided by third parties. Many of these payment processors are from jurisdictions other than those of our relevant subsidiaries which operate our direct online sales business. These payment processors may therefore be reluctant to offer their payment process services to us, may charge us high rates, or may stop providing their payment process services to us.

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

•
Online fraud and fraudulent orders are potential risks. We may not have detected or been aware of, or be able to detect in the future, such fraudulent circumstances, and if we act pursuant thereto (for example, by shipping products under a fraudulent order), we may subsequently be unable to collect payment, be required to refund payments, or be liable for the costs or losses related thereto.

•
We rely on the quality of our suppliers’ products being acceptable to buyers, and therefore conduct (or engage third parties to conduct) inspections of those products. It is possible, however, that we will pay a supplier for its product before the buyer receives delivery of the product. Hence, if despite our (or the third parties’) inspection efforts, or if we (or the third parties) fail to conduct inspections properly or at all and, any defects or inferior quality of the products are not spotted, the buyer may return such products. In such cases, we may have difficulty recovering our funds from the supplier and incur a loss.

•	We have a growing number of competitors who may be able to source and/or sell more effectively than us.

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

We may not be able to attract, hire and retain qualified personnel cost-effectively, which could impact the quality of our content and services and the effectiveness and efficiency of our management, resulting in increased costs and losses in revenues.

Our success depends on our ability to attract, hire and retain at commercially reasonable rates qualified technical, sales support management, marketing, customer support, financial and accounting, legal and other managerial personnel. The competition for personnel in the industries in which we operate is intense. Our personnel may terminate their employment at any time for any reason. Loss of personnel may also result in increased costs for replacement hiring and training. If we fail to attract and hire new personnel or retain and motivate our current personnel, we may not be able to operate our businesses effectively or efficiently, serve our customers properly or maintain the quality of our content and services.

We rely on independent sales representative companies for the sales and marketing of our products and services and the loss of any significant sales representative company or employees of a sales representative company would harm our business and revenues.

We have agreements with various sales representative companies that employ sales representatives.  Seven sales representative companies in China are responsible for approximately 53% of our total revenues for the year ended December 31, 2006.  Generally, either we or the sales representative company may terminate the service agreement between them and us upon short notice.  It is possible that we may not retain some of our sales representative companies, or they may not retain some of their sales personnel (due to competition from other companies in hiring and retaining sales personnel) or be able to replace them with equally qualified personnel.  Furthermore, if a sales representative company terminates its agreement with us, some of our customers with a direct relationship with that sales representative company or its personnel may terminate their relationship with us.  Although these sales representative companies and their employees are independent from us, there can be no assurance that our reputation and our business will not be harmed by their acts or omissions. If sufficient numbers of employees are not recruited, properly trained, integrated, motivated, retained and managed by these sales representative companies, or if they perform poorly, or if our relationship with these sales representative companies fail or deteriorate, our business may be harmed.

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

We may be subject to legal claims relating to the content on Global Sources Online or our other websites, or the downloading and distribution of such content, as well as legal claims arising out of the products or companies featured in our trade publications and at our tradeshows.  Claims could involve matters such as libel and defamation, negligent mis-statements, patent, trademark, copyright and design infringement, fraud, invasion of privacy or other legal theories based on the nature, creation or distribution of our content (for example, the use of hypertext links to other websites operated by third parties).  Media companies have been sued in the past, sometimes successfully, based on the content published or made available by them.  Like many companies in our industry, we have received notices of claims based on content made available on our website.  In addition, some of the content provided on Global Sources Online is manually entered from data compiled by other parties, including governmental and commercial sources, and this data may have errors, or we may introduce errors when entering such data.  If our content is improperly used or if we supply incorrect information, our users or third parties may take legal action against us.  In addition, we may violate usage restrictions placed on text or data that is supplied to us by third parties.  Regardless of the merit of such claims or legal actions, they could divert management time and attention away from our business, result in significant costs to investigate and defend, and damage our reputation (which could result in client cancellations or overall decreased demand for our products and services), thereby harming our business, financial condition and operating results. In addition, if we are not successful in defending against such claims or legal actions, we may be liable to pay substantial damages. Our insurance may not cover claims or legal actions of this type, or may not provide sufficient coverage.

Our intellectual property protection is limited, and others may infringe upon it, which may reduce our ability to compete and may divert our resources.

Our success and ability to compete are dependent in part upon our proprietary technology, content and information databases, the goodwill associated with our trade marks, and other intellectual property rights.  We have relied on a combination of copyright, trade secret and trademark laws and non-disclosure and other contractual restrictions to protect ourselves.  However, our efforts to protect our intellectual property rights may not be adequate.  Although we have filed (and continue to file) applications for and have obtained registration of many of our key trade marks in various jurisdictions, we may not always be able to obtain successful registrations. Our competitors may independently develop similar technology or duplicate our software and services.  If others are able to develop or use technology and/or content we have developed, our competitive position may be negatively affected.

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

We cannot determine whether future patent, copyright, service mark or trademark applications, if any, will be granted.  No certainty exists as to whether our current intellectual property or any future intellectual property that we may develop will be challenged, invalidated or circumvented or will provide us with any competitive advantages.

Litigation may be necessary to enforce our intellectual property rights, protect trade secrets, determine the validity and scope of the proprietary rights of others, or defend against claims of infringement or invalidity.  Intellectual property laws provide limited protection.  Moreover, the laws of some foreign countries do not offer the same level of protection for intellectual property as the laws of the United States.  Such laws may not always be sufficient to prevent others from copying or otherwise obtaining and using our content, technologies, or trade marks. In addition, policing our intellectual property rights worldwide is a difficult task, and we may be unable to detect unauthorized use of our intellectual property or to identify infringers.  Litigation may result in substantial costs and diversion of resources, regardless of its outcome, which may limit our ability to develop new services and compete for customers.

If third parties claim that we are infringing upon their intellectual property rights, our ability to use technologies and products may be limited, and we may incur substantial costs to resolve these claims.

Litigation regarding intellectual property rights is common in the Internet and software industries.  Defending against these claims could be expensive and divert our attention from operating our business.  We expect third-party infringement claims involving Internet technologies and software products and services to increase.  If we become liable to third parties for infringing their intellectual property rights, we could be required to pay substantial damage awards and be forced to develop non-infringing technology, obtain a license with costly royalties or cease using the products and services that contain the infringing technology or content.  We may be unable to develop non-infringing technology or content or to obtain a license on commercially reasonable terms, or at all. All of this could therefore have a material adverse effect on our business, results of operations and financial condition.

We may not have, in all cases, conducted formal or comprehensive investigations or evaluations to confirm that our content and trade marks do not or will not infringe upon the intellectual property rights of third parties. As a result, we cannot be certain that we do not or will not infringe upon the intellectual property rights of third parties. If we are found to have infringed a third party’s intellectual property rights, the value of our brands and our business reputation could be impaired, and our business could suffer.

Evolving regulation of the Internet and commercial e-mail may affect us adversely.

As Internet commerce continues to evolve, increasing regulation by federal, state or foreign agencies becomes more likely.  We use e-mail as a significant means of communicating with our existing and potential customers and users. We also provide “@globalsources.com” e-mail addresses to our clients, for their use. The laws and regulations governing the use of e-mail for marketing purposes continue to evolve, and the growth and development of the market for commerce over the Internet may lead to the adoption of additional legislation and/or changes to existing laws. Existing, new or additional legal prohibitions on the transmission of unsolicited commercial e-mail (commonly known as “spam”), coupled with aggressive enforcement, could reduce our ability to promote our services in a cost-efficient manner and our ability to facilitate communications between suppliers and buyers and, as a result, adversely affect our business.

In addition to legal restrictions on the use of e-mail, Internet service providers, anti-spam organizations and others typically attempt to block the transmission of unsolicited e-mail. If an Internet or other service provider or software program identifies e-mail from us (or from our clients to whom we have provided “@globalsources.com” e-mail addresses) as “spam”, we could be placed on a restricted list that would block our e-mails to our actual or potential customers or users who maintain e-mail accounts with these Internet service or other providers or who use these software programs. If we are unable to communicate by e-mail with our actual or potential customers or users as a result of legislation, blockage or otherwise, our business, operating results and financial condition could be harmed.

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

Changes in regulations could adversely affect our business and results of operations.

It is possible that new laws and regulations or new interpretations of existing laws and regulations in the United States, the European Union, China and elsewhere will be adopted covering issues affecting our business, including:

•	privacy, data security and use of personally identifiable information;

•	copyrights, trademarks and domain names; and

•	marketing practices, such as e-mail or direct marketing.

Increased government regulation, or the application of existing laws to online activities, could:

•	decrease the growth rate of our business;

•	reduce our revenues;

•	increase our operating expenses; or

•	expose us to significant liabilities.

Furthermore, the relationship between regulations governing domain names and laws protecting trademarks and similar proprietary rights is still evolving. Therefore, we might be unable to prevent third parties from acquiring domain names that infringe or otherwise decrease the value of our trademarks and other proprietary rights. Any impairment in the value of these important assets could cause our stock price to decline. We cannot be sure what effect any future material non-compliance by us with these laws and regulations or any material changes in these laws and regulations could have on our business, operating results and financial condition.

Changes in laws and standards relating to data collection and use practices and the privacy of Internet users and other individuals could impair our efforts to maintain and grow our audience and thereby decrease our advertising revenue.

We collect information from our users who register for services or respond to surveys. Subject to each user's permission (or right to decline), we may use this information to inform our users of products and services that may be of interest to them. We may also share this information with our advertising clients for those who have granted us permission to share their information with third parties. Governments in various jurisdictions, including the United States, the European Union and Canada, have adopted or proposed limitations on the collection, distribution and use of personal information of Internet users. In addition, growing public concern about privacy, data security and the collection, distribution and use of personal information has led to self-regulation of these practices by the Internet advertising and direct marketing industry, and to increased governmental regulation. Because many of the proposed laws or regulations are in their early stages, we cannot yet determine the impact these regulations may have on our business over time. Although, to date, our efforts to comply with applicable laws and regulations have not hurt our business, additional or more burdensome laws or regulations, including consumer privacy and data security laws, could be enacted or applied to us or our customers. Such laws or regulations could impair our ability to collect user information that helps us to provide more targeted advertising to our users, thereby impairing our ability to maintain and grow our audience and maximize advertising revenue from our advertising clients.

Our quarterly operating results may have seasonal fluctuations, and we may fail to meet analyst, investor and shareholder expectations.

We have experienced seasonal quarter-to-quarter fluctuations.  Buyer’s usage of our media and services is typically relatively slower during the summer and year-end vacation and holiday periods.  Additionally, our online and trade publication advertising revenue is seasonal and tends to be highest in the fourth quarter of each calendar year.  Virtually all of our largest trade shows are expected to be held in April and October of each year.  The net result of the above seasonality is that second and fourth quarter revenues are likely to be substantially higher than the first and third quarter revenues.  In 2006, approximately 29% of our revenue was generated during the second quarter and approximately 33% during the fourth quarter. The first quarter accounted for approximately 19% of revenue in 2006 and the third quarter accounted for approximately 19%  of revenue in 2006. In addition, certain expenses associated with future revenues are likely to be incurred in the preceding   quarters, which may cause profitability to be lower in those preceding quarters. Also, because event revenue is recognized when a particular event is held, we may also experience fluctuations in quarterly revenue based on the movement of annual trade show dates from one quarter to another.

Our share prices may fluctuate in response to a number of events and factors.

Our share price may fluctuate in response to a number of events and factors such as quarterly variations in operating results; announcements of new services or pricing options by us or our competitors; changes in financial estimates and recommendations by securities analysts; failure to meet our financial guidance and/or the financial forecasts of analysts; the operating and share price performance of other companies that investors may deem comparable; news reports relating to trends in the Internet and information technology industry; announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures or capital commitments; or changes in laws in the countries in which we operate.

There is a limited public market for our shares and the trading volume for our shares is low which may limit your ability to sell your shares or purchase more shares.

Our common shares have been traded in the public market for a limited time and this market may not be sustained.  As a result of the April 2000 share exchange, 1,189,949 of our common shares were listed on the Nasdaq National Market. As of April 30, 2007 we had approximately 975 shareholders, and approximately 13,154,160 shares that were tradable on the Nasdaq National Market.

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

Future sales of common shares by us or our existing shareholders could adversely affect the prevailing market price of the common shares. As of April 30, 2007, we had 42,337,568 common shares outstanding, out of which at least 26,447,775 common shares outstanding are beneficially owned by people who may be deemed “affiliates”, as defined by Rule 405 of the Act, and are “restricted securities” which can be resold in the public market only if registered with the Securities and Exchange Commission or pursuant to an exemption from registration.

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

As of April 30, 2007, Merle A. Hinrichs beneficially owned 61.3% of our common shares. Accordingly, Mr. Hinrichs controls the power to elect our directors, to appoint new management and to oppose actions requiring shareholder approval, such as adopting amendments to our articles of incorporation and approving mergers or sales of all or substantially all of our assets.  Such concentration of ownership may have the effect of delaying or preventing a change of control even if a change of control is in the best interest of all shareholders.  In addition, Mr. Hinrichs may still effectively control our company even if his share holdings are significantly reduced.  There may be instances in which the interest of our controlling shareholder may conflict with the interest of a holder of our securities.

Current weakness of the telecommunications and Internet infrastructure in the Asia-Pacific region could harm our business.

We are likely to continue to derive the majority of our Internet-based online marketplace revenues from the Asia-Pacific region.  The quality of some of the telecommunications and Internet infrastructure and telephone line availability in China and in some Asia-Pacific countries is unreliable.  This may contribute to lower than expected adoption of many of our services and may cause usage growth and revenues to fall below expectations.  In addition, access fees in some Asia-Pacific countries may contribute to low usage and may adversely affect our growth and revenues potential.

The failure of our computer systems, network and communications hardware and software could materially and adversely affect our business and results of operation.

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

We host our key customer-facing computer systems with major Internet Service Providers (ISPs) in  Hong Kong .  Interruptions to these ISPs’ and/or their partners’ hosting services could result from natural disasters as well as catastrophic hardware failures, software problems, extended power loss, telecommunications failure and similar events. While these ISPs may be able to provide disaster recovery facilities on request in such circumstances, nevertheless, if there is any failure, inability or delay on their part in providing such disaster recovery facilities as committed, serious and prolonged disruptions to our systems and services could result.

Although we support the integrity of our security with IDS (Intrusion Detection Systems), anti-virus and other tools as a precaution against hackings, denial-of-service and other cyber intrusions, such security systems and programs are not completely foolproof or error-free, and new updates to deal with the latest viruses or security threats may not yet be available or may not yet have been implemented. Hence, security breaches could still occur, and we cannot give any assurances that we will always be able to prevent individuals from gaining unauthorized access to our servers. Any such unauthorized access to our database servers, including abuse by our employees, could result in the theft of confidential customer or user information contained in our database servers. If such confidential information is compromised, we could lose customers or become subject to liability or litigation and our reputation could be harmed, any of which could materially and adversely affect our business and results of operations.

The failure of outside parties to meet committed service levels and information accuracy expectations may make our services less attractive to customers and harm our business.

We rely on outside parties for some information, licenses, product delivery, telecommunications and technology products and services.  We rely on relationships and/or contractual agreements with software developers and providers, systems integrators and other technology or telecommunications firms to support, enhance and develop our products and services.

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

We have no direct control over the accuracy, timeliness or effectiveness of the information, products and services or performances of these outside parties.  As a result of outside party actions, we may fail to provide accurate, complete and current information about customers and their products in a timely manner and to deliver information to buyers and/or other registered users in a satisfactory manner.

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

Customer concerns regarding Internet security may deter use of our online products and services.

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

The period between our initial contact with a potential customer and the purchase of our products and services is often long and unpredictable and may have delays associated with the lengthy budgeting and approval processes of our customers.  This lengthy sales and implementation cycle may affect our ability to estimate our revenue in future quarters and could cause delays in revenue growth.

Because we are governed by Bermuda law rather than the laws of the United States and our assets are outside the U.S., our shareholders may have more difficulty protecting their rights because of differences in the laws of the jurisdictions.

We are organized under the laws of Bermuda.  In addition, certain of our directors and officers reside outside the United States and a substantial portion of our assets are located outside the United States.  As a result, it may be difficult for investors to effect service of process within the United States upon such persons or to realize against them judgments of courts of the United States predicated upon civil liabilities under the United States federal securities laws.  We have been advised by our legal counsel in Bermuda, Appleby, that there is doubt as to the enforcement in Bermuda, in original actions or in actions for enforcement of judgments of United States courts, of liabilities predicated upon U.S. federal securities laws, although Bermuda courts will enforce foreign judgments for liquidated amounts in civil matters subject to certain conditions and exceptions.

We may not pay cash dividends in the foreseeable future.

We may not pay cash dividends in the foreseeable future. This may reduce the demand for our shares.

ITEM 4.	INFORMATION ON THE COMPANY

History and Development of the Company

We are a leading facilitator of global merchandise trade. Our business began in 1971 in Hong Kong when we launched Asian Sources, a trade magazine to serve global buyers importing products in volume from Asia. Today, we are one of Asia’s leading providers of trade information in print media, online media and face-to-face events, meeting the marketing and sourcing needs of our supplier and buyer communities.

While our core business facilitates exports from Asia (with a particular focus on Greater China, which includes mainland China, Hong Kong and Taiwan) to the world, we also facilitate trade from the world to Asia (with a particular focus on Greater China).  In 1985, we launched Electronics News for China for this purpose.  Today we have several publications, their associated websites plus events and conferences that provide information to electronic engineers and executives at manufacturing companies in Greater China and throughout Asia.

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

Our capital expenditures during the year ended December 31, 2006 amounted to $4.9 million, incurred mainly for computers, software, leasehold improvements, office furniture and software development. Our capital expenditures were financed using cash generated from our operations.  The net book value of capital assets disposed during the year ended December 31, 2006, amounted to $2,000.

Our primary operating offices are located in Shenzhen, China; Hong Kong, China; and Singapore. Our registered office is located at Canon’s Court, 22 Victoria Street, Hamilton, HM 12, Bermuda, and our telephone number at that address is (441) 295-2244. Our website address is http://www.globalsources.com. Information contained on our website or available through our website is not incorporated by reference into this document and should not be considered a part of this document.

Business Overview

We are a leading business-to-business (B2B) media company that provides information and integrated marketing services, with a particular focus on the Greater China market.  Our mission is to facilitate global trade between buyers and suppliers by providing  export marketing services and sourcing information. Although our range of media has grown, for more than 36 years we have been in the same primary business of helping buyers worldwide find products and suppliers in Asia (with a particular focus on Greater China).

Buyers rely on our media to stay current with available purchasing opportunities.  Suppliers use our media to find new buyers and markets for their products.  We believe we offer the most extensive range of media and export marketing services in the industries we serve. Suppliers using our four primary channels – online marketplaces, print magazines, trade shows and direct online sales – are supported by our advertising creative services, education programs and online content management applications.

We have a significant presence across a number of industry sectors including electronics, fashion accessories, hardware and gifts.  We are particularly strong in facilitating China’s two-way trade of electronics, China’s largest import and export sector. Our revenue from China in Year 2006 has grown by 236% as compared to our revenue from China in Year 2000.

We serve an independently certified community of over 560,000 active members (as of the end of 2006) in some 230 countries and territories. This buyer community has more than doubled in size from 209,000 at the end of 2000. During 2006, buyers sent more than 10 million sales leads, or requests for information (RFIs) to the 150,000 suppliers listed on Global Sources Online, up from 2.4 million for the year 2000.

We are diversified in terms of products and services offered, industries served and our customer base. We have powerful and valuable assets including: the Global Sources brand; leading products and market positions; a long history and extensive presence in Greater China; and substantial online leadership and expertise. We believe that all of these provide a strong platform for success and that we are well-positioned to grow along with Greater China’s exports and imports in the industry segments within which we operate.

The following table sets forth our revenue by category for the last three fiscal years:

	Year Ended December 31,
	2004	2005	2006

Revenue:
Online and other media services	$92,325	$97,062	$113,097
Exhibitions - trade shows and seminars	13,010	14,300	42,122
Miscellaneous	511	832	1,262
	$105,846	$112,194	$156,481

The following table represents our revenue by geographical area for the last three fiscal years:

	Year Ended December 31,
	2004	2005	2006

Revenue:
Asia	$97,876	$104,746	$146,315
United States	6,573	6,175	7,610
Europe	597	679	1,571
Others	800	594	985
Consolidated	$105,846	$112,194	$156,481

We currently generate the majority of our revenue from suppliers in Asia, with China being our largest market at 58% of total revenue during fourth Quarter of 2006.  Our revenue is derived from three primary sources:

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

Industry Background

Global Trade and the Role of Greater China

Over the past few decades, as communications and logistics technologies have improved and as more free trade agreements have been signed, international trade has grown at a pace far exceeding the growth of overall global production. Asia, including Greater China in particular, has been a significant contributor to the growth of global trade.

Greater China is the world’s largest merchandise exporter. China, especially, is rapidly expanding as both an exporter and an importer of goods and services.  Also, China has overtaken the United States as the world’s largest exporter of information and communications technology goods.

China has become a major manufacturer and exporter of a wide range of products, due to its significant labor cost advantages, large population, improving quality controls and increasing amounts of foreign investment. Being admitted to the World Trade Organization in 2001 was a very important turning point for China. Membership led to a dramatic shift in global trade, with more orders flowing to China and away from traditional supply markets.

With a population that is more than 15 times as large as Hong Kong, Taiwan and South Korea combined, and with comparably more manufacturing facilities, the potential scale of China as an exporter is very substantial. China’s exporters include state-owned enterprises, joint ventures and a rapidly growing number of entrepreneurial companies.

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

Most suppliers frequently introduce new products and actively seek new buyers and markets through the use of media. Their objective is to make sure their products are seen by as many potential buyers as possible, and sold to buyers that will provide them the best price and the right order size. Suppliers select media based on the number and quality of buyers reached, and on the reputation of the medium and its cost. Also, particularly in Greater China, creative services for advertising design and English language copywriting play a significant role in media selection.  Suppliers measure the return on their promotional investments by the quantity and quality of sales leads, or RFIs, that they receive, and where possible, by the actual orders generated.

Operators of online marketplaces generate most of their business from selling marketing services to suppliers, such as hosting and publishing a supplier’s website or catalog, and from advertising. Online marketplaces have the advantages of content depth and timeliness and provide a venue where suppliers can make detailed product and company information accessible to buyers.

Trade magazine publishers garner the vast majority of their revenue from the sale of advertising. Magazines offer buyers the convenience of portability while offering suppliers a proven medium that delivers a targeted audience. Magazine advertising formats are effective since they enable suppliers to do high-impact, display advertising that can strongly position their company and their products. Advertising in trade magazines contributes greatly to making buyers aware that a company is a potential supplier, and if the buyer is in an active sourcing mode, these advertisements often stimulate the buyer to make an inquiry, visit the supplier’s website and/or visit the supplier’s booth at a trade show.

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

Our Offerings

Our primary business relates to connecting buyers worldwide with suppliers in Asia (with a particular focus on Greater China) and other emerging markets. However, we also enable trade in the other direction with a range of media that facilitate selling to Asia (with a particular focus on Greater China).

We provide a broad set of business-to-business (B2B) media products and services to stimulate and streamline the marketing and sourcing processes of global trade. In particular, we believe that we are the largest company offering such an integrated solution to suppliers and buyers engaged in international trade with Greater China.

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

With the combination of our online, print and trade show offerings, supported by our creative and production services, we offer suppliers a virtual one-stop shop for most of their export marketing communications needs. Moreover, we believe that we are uniquely capable of helping suppliers create and deliver integrated marketing programs that impact all stages of the buying process – from awareness and lead generation – right through to purchase orders.

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

Buyers can reach a large potential supply base on Global Sources Online by searching among, and/or making inquiries to, approximately 150,000 suppliers who are categorized according to the products they can supply. In listing suppliers for a specific product, we give prominence to those who maintain marketing websites with us.

A key feature of Global Sources Online for buyers is the standard format for suppliers’ information, making it unnecessary for buyers to leave our website to visit numerous individual supplier websites, each with a different data structure and design. Another important feature is our “Product Alert” to buyers. Buyers register their profiles and are then notified by e-mail whenever there is new advertising or editorial content in the product categories they specified.

Trade Publications

We publish twelve monthly publications that are circulated to buyers worldwide. Our trade publications contain paid advertisements from suppliers, as well as our independent editorial features, which include market reports and product surveys. In addition to our paid subscription base, we distribute samples of our trade magazines free-of-charge to qualified buyers worldwide at a variety of trade shows and events.

Trade Shows

We have eight China Sourcing Fairs scheduled for 2007 in Hong Kong. The shows bring buyers from around the world to meet face-to-face with suppliers. The first China Sourcing Fair was held in Shanghai in October 2003. Our series of China Sourcing Fairs in Hong Kong was first launched in 2006, comprising Electronics & Components, Fashion Accessories and Gifts & Home Products, which were each held twice – once in the spring and once in the fall. We also held a China Sourcing Fair: Underwear & Swimwear in Hong Kong for the first time in the spring of 2007 and it is scheduled to be held again in the fall of 2007.

Direct Online Sales

In 2006, we launched Global Sources Direct. This new initiative enables suppliers to sell their products online – globally through multiple online channels, including eBay International sites and our Global Sources Direct website at: http://www.globalsourcesdirect.com. The service facilitates the sale of wholesale lots, or what some call LCL or ‘less than container load’ orders, and enables buyers to import without having to understand or deal with most of the intricacies involved.

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

China Sourcing Reports

We currently have more than 100 different China Sourcing Reports for sale and published more than 50 of these reports in 2006. Each China Sourcing Report provides extremely detailed, product-specific information on suppliers and supply market conditions throughout Greater China that is based on our factory visits, face-to-face interviews, and detailed questionnaires. Revenue is derived from sales to buyers.

Private Supplier Catalogs

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

Media for Engineers and Executives in Asia

In addition to our primary media, which connect export suppliers in Asia with buyers worldwide, we are a leading provider of information to electronics engineers and executives within Asia. For this segment of our business, we have eight websites, eight magazines and host several conferences and events each year.

Business and Growth Strategy

Mission

Global Sources’ mission is to connect global buyers and suppliers by providing the right information, at the right time, in the right format.

Our key business objective is to be the preferred provider of content, services, and integrated marketing solutions that enable our customers to achieve a competitive advantage. It is also our goal to be the largest B2B media company serving the two-way supply chain between Greater China and the world – as well as within Greater China.

Business Strategy

Our business strategy to achieve our objectives is to serve our markets with online, print and trade show media that address our customers’ needs at all stages of the buying process.

Growth Strategy

The Global Sources growth strategy is built around the following four key foundations.

1.	Market Penetration

Global Sources is well-placed in its existing markets which offer significant opportunities for further growth.

We have a large number of prospects within the 150,000 suppliers listed on globalsources.com. Our market penetration plans include continued growth of our China Sourcing Fairs, cross selling to clients not using online, print or trade shows, and achieving continued strong growth in Greater China.

a.	Growing China Sourcing Fairs revenue. We plan to grow revenue by increasing both the amount of space we rent and the average revenue per booth.

b.
Cross-selling to clients not using online, print or shows. Our objective is to maximize our share of our customers’ marketing budgets. A particular opportunity is the large number of new, trade show-only customers we have added over the past few years who are primary prospects to use our print and online services.

c.
Continued high growth in Greater China. As Greater China is steadily enhancing its position as the world’s primary supply market for a wide range of consumer products, we expect revenue from Greater China to continue to grow faster than our overall revenue.

2.	New Product Development

Our product development plans include increasingly specialized online marketplaces, magazines and trade shows – as well as entirely new media formats.

For example, we recently launched online marketplaces and magazines titled Gifts & Premiums -- and Home Products. Another example is the spring 2007 launch of a new monthly magazine titled Security Products to accompany a pre-existing online vertical. Also a new China Sourcing Fair: Underwear & Swimwear is scheduled to be held in spring and fall 2007 in Hong Kong. ”New media” initiatives include application websites for engineers, e-newsletters, and webcasts.

3.	Expansion into China’s Domestic B2B Market

A primary objective is to become increasingly involved in serving China’s domestic B2B market, something we consider to be an attractive growth market and a synergistic complement to our existing businesses that serve China’s export and import sectors.

We intend to launch new online, print and/or trade show products in existing or related industry sectors. These initiatives are expected to also leverage our brands, content, skills and community, and to build on our existing successes with Chinese language media including Chief Executive China, the leading management magazine and website for China, and EE Times-China, the leading website and magazine for China’s electronics engineers.

We already have more than one million “readers” in China built up over decades of on-the-ground work. This demographically rich database is comprised primarily of audited magazine subscribers and registered online users. Our Chinese language websites now attract more than 12 million page views every month.

We may also extend some of our existing English-language verticals into the China domestic market. For example, we plan to launch two domestic China Sourcing Fair trade shows in Shanghai in December 2007, titled Fashion Accessories and Baby & Children’s Products.

4.	Acquisitions and/or Alliances

We intend to support our growth strategy through acquisitions and/or alliances designed to drive growth and accelerate achievement of strategic goals.

We plan to seek complementary businesses, technologies or products that we believe would help us maintain and achieve market leading positions in particular niche markets.

As of April 30, 2007, we own approximately 12.84% of HC International, Inc. (“HC International”), a B2B media company which is listed on the Growth Enterprise Market of The Stock Exchange of Hong Kong Limited and which is focused on China’s domestic market. We had an option deadline of June 20, 2007 to buy an additional approximate 34.38% of HC International (as of April 30, 2007). However, we have announced, via a press release dated June 17, 2007, that we will not be exercising this option.

We have a joint venture with CMP Media and an alliance with Penton Media, and intend to continue seeking similar opportunities where we can create significant operating synergies with an overseas partner by applying our resources, expertise and experience in Greater China.

We believe that success with our objectives and growth strategy should enable Global Sources to achieve its financial targets. Our objective is to deliver superior shareholder returns.

Products & Services

Media for Buyers Worldwide

Online Services

Global Sources Online, our primary online service, is comprised of the following industry sector marketplaces:

Auto Parts & Accessories	Garments & Textiles
Baby & Children’s Products	Gifts & Premiums
Computer Products	Hardware & DIY
Electronic Components	Home Products
Electronics	Machinery
Fashion Accessories	Security Products
Telecom Products
Trade Publications

We publish the following industry-specific trade magazines monthly:

Global Sources Auto Parts & Accessories	Global Sources Garments & Textiles
Global Sources Baby & Children’s Products	Global Sources Gifts & Premiums
Global Sources Computer Products	Global Sources Hardware & DIY
Global Sources Electronic Components	Global Sources Home Products
Global Sources Electronics	Global Sources Security Products
Global Sources Fashion Accessories	Global Sources Telecom Products

Trade Shows & Exhibitions

Trade Show / Exhibition	Description
China Sourcing Fair: Gifts & Home Products
•Primary product categories include: gifts, premiums & toys; sporting goods; Christmas & holiday products; stationery; health & beauty products; kitchen & household appliances; DIY & home center; furniture & furnishings; garden & outdoor products; and lighting & electrical.
•Spring and fall 2007 events in Hong Kong.

China Sourcing Fair: Electronics & Components
•Primary product categories include: personal & mobile electronics; computers & networking products; electronic components; security & safety products; telecom products & accessories; and home & office electronics.
•Spring and fall 2007 events in Hong Kong.

China Sourcing Fair: Fashion Accessories China Sourcing Fair: Underwear and Swimwear
•Primary product categories include:  handbags, special purpose bags, footwear, hats and caps, umbrellas, belts, sunglasses, gloves, ties, socks, watches, luggage, swimwear, bridal products, lingerie and sleepwear.
•Spring and fall 2007 events in Hong Kong.

•Primary product categories include: underwear, swimwear and related accessories, sleepwear and fabrics, lace and trimmings.
•Spring and fall 2007 events in Hong Kong.

Trade Show / Exhibition	Description
China Sourcing Fair: Baby & Children’s Products	•The first exhibition for the Chinese domestic market dedicated to baby and children's products. Target attendees are volume buyers for China's retail industry. •December 2007 in Shanghai.
China Sourcing Fair: Fashion Accessories	•A new and convenient sourcing channel for volume buyers of fashion accessories in China to find products and suppliers. •December 2007 in Shanghai.
The 12th Annual International IC - China Conference & Exhibition	•China’s premiere showcase of integrated circuits (IC) application technologies and high-end components. •Spring 2007 events in China’s key technology hubs Shenzhen, Beijing and Shanghai.
The 6th Annual Embedded Systems Conference - Taiwan	•Taiwan’s largest showcase of embedded systems design, skills training and technologies. •August 2007 event in Taipei.
The 14th EDA-&-Test - Taiwan Conference & Exhibition	•Asia-Pacific’s largest, longest-running showcase of electronic design automation and test technologies. •August 2007 in Taipei.

Media for Asian Engineers and Executives

Magazines

Magazine	Description
EE Times - Asia
•Editions published bi-weekly in simplified and traditional Chinese, Korean and English; provides engineering managers and design engineers in China, Taiwan, South Korea, Singapore and Malaysia with innovative design ideas and in-depth technology analysis.

Electronic Design - China	•Published monthly in simplified Chinese; provides electronics design & development engineers and engineering managers in China with the latest in emerging technology and ‘how-to’ methodologies.
Electronics Supply & Manufacturing - China	•Published monthly in simplified Chinese; provides corporate, engineering, procurement and manufacturing management in China with strategic business and technology information.
Global Sources Chief Executive China	•Published monthly in simplified Chinese; serves China’s senior management with case studies and information on management techniques and strategies.

Websites

Website	Description
EE Times - Asia Online Network
•Provides industry news, new product information and technical features covering new technology and its application to engineers in China, Taiwan, South Korea, India and countries in the Association of Southeast Asian Nations; websites in traditional and simplified Chinese, English and Korean; and several application specific websites for Chinese engineers.

Electronic Design – China Online	•Provides China’s design engineers with access to detailed solutions, methodologies and white papers.
Electronic Supply & Manufacturing – China Online	•Provides corporate, engineering, procurement and manufacturing management with access to new manufacturing strategies, technology and supplier news.
Chief Executive China Online	•A resource focusing on excellent management practices for China’s business leaders in simplified Chinese.
Career Sources China Online	•Provides resources and information regarding career opportunities.

Customers

We provide services to a broad range of international buyers and suppliers in various industry sectors.

Suppliers

During 2006, 11,695 suppliers paid us for marketing or advertising services. Approximately 90% of these suppliers were located in Greater China. No individual supplier customer represented more than 1% of our revenue during 2006.

Buyers

For our primary group of media, which connect export suppliers in Asia with buyers worldwide, we serve an independently certified community of more than 560,000 active members in more than 230 countries and territories. This figure is based on procedures to ensure that only buyers who have received a magazine or who have made an inquiry through the Global Sources Online website within the 12 month period ended December 31, 2006 are extracted from the databases. This community is up from approximately 209,000 at the end of 2000.

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

Sales and Marketing

Our  team member sales organization consists of approximately 1,406 independent representatives in approximately 67 cities worldwide, with 48 of these locations in Greater China.  We have a staff of 40 full-time employees that oversee and monitor the independent sales representative organizations that employ these representatives.  These organizations operate pursuant to service agreements with us that generally are terminable by either party on short notice.  These representatives focus on developing and maintaining relationships with suppliers that are current customers and they seek to increase the number of new suppliers using our services.  Substantially all of our contracts with suppliers are entered into directly between the supplier and us.  Online services and print advertising revenue is seasonal and tends to be highest in the fourth quarter of each calendar year.  Revenue for trade shows is highly seasonal as it is recognized in the month in which each show is held.  Our sales representatives collectively make an average of 50,000 supplier visits per month.  The largest representative sales offices are located in Beijing, Guangzhou, Shanghai, Shenzhen, Hong Kong and Taipei.  Our six sales representative organizations in China accounted for approximately 53% of our total revenue in 2006.

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

Content Development

Our content development group, comprised of 466 team members as at December 31, 2006, is responsible for compiling, editing, integrating and processing the content that appears in our online services and print media. Within content development, the advertisement operations and editorial groups compile materials from suppliers and freelance writers, respectively, and transform these materials into the advertising and editorial content. Research teams analyze customer content usage to direct content development and they work with sales representatives and marketing staff to develop appropriate content for new industry sectors. Our site team is responsible for evaluating and integrating content into our online services, as well as maintaining the overall integrity of such services. In addition, members of the content development group manage the pre-press production work and print production processes associated with the creation of our trade magazines. They also maintain the back-end supplier database, which is the foundation for our online supplier and product information.

Strategic Relationships

We own 60.1% of a joint venture with CMP Media LLC, through UBM Asia B.V., a subsidiary of United News & Media plc. We entered into the joint venture in September 2000, to provide new technology content, media and online services for the Asian electronics market, focusing on new opportunities in the Greater China market.

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

We formed a license-based partnership with a third party to operate a regional online marketing service in South Africa. This enables suppliers within South Africa to promote their products and services to buyers located primarily outside of South Africa.

In August 2005, one of the Company’s subsidiaries, eMedia Asia Limited (“eMedia”), formed a strategic alliance with Penton Media Inc. (“Penton”) to launch Electronic Design - China, a simplified Chinese edition of Penton’s electronics magazine, Electronic Design. This new Electronic Design – China publication aims to provide the latest technology and application methodologies to design engineers and engineering managers in China. The online website was launched in January 2006, and the first print monthly issue was launched in March 2006.  eMedia is also entitled to draw content from Penton’s electronics publications, including Electronic Design, EE Product News and Microwaves & RF. A description of the agreements between eMedia and Penton is set out in the “Material Contracts” section.

HC International, Inc. (“HC International”) is a company listed on the Growth Enterprise Market of The Stock Exchange of Hong Kong Limited. On May 24, 2006, we entered into an agreement for the acquisition of a certain amount of shares of HC International. We have also entered into a call option deed for a certain amount of shares of HC International, and another call option deed for a certain amount of shares of an indirect subsidiary of HC International. We have announced, via a press release dated June 17, 2007, that we will not be exercising these options. Details of these arrangements are set out in the “Material Contracts” section. This was a strategic investment by us, with the intention of establishing a strategic relationship with HC International.

Technology and Systems

We use a combination of commercial software and internally developed systems to operate our websites and services.

We have invested $8.7 million for years 2005 and 2006 combined in online services development.

As of December 31, 2006, we had 148 team members engaged in technology development, maintenance, software customization and data center operations.

As of December 31, 2006, our online marketplace services are run on the Oracle DBMS release 9i.  The catalog application that supports Global Sources Online’s core functions uses a Java platform.

Our servers are hosted by Singapore Telecommunications (“SingTel”).  We have dual redundant 100Mbps link connection directly to SingTel’s IX backbone, while SingTel maintains a 2,015 Mbps link to the United States and direct links to most countries in Asia. In the interest of further improving our systems’ performance, we migrated this infrastructure to AT&T Global Network Services Hong Kong Ltd’s data center in Hong Kong in early 2007.

We use StorageTek Enterprise tape back-up systems as well as servers located at our Singapore facility for back-up.  We have deployed EMC SAN Enterprise disk storage systems for mission critical data and load balancers and application accelerators for traffic workload balancing, redundancy and response time management respectively.

For the year ended December 31, 2006 our external network had approximately 99.99% uptime availability.

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

We may compete to some extent with a variety of organizations that have announced their intention to launch, or have already launched, products and services that compete to a certain degree with ours. These businesses include business media companies, trade show organizers, government trade promotion bodies, domestic retail marketplaces, international trade marketplaces, transaction software and services providers, and electronic sourcing application and/or service providers. We may be at a competitive disadvantage to companies that have greater financial resources, that have more advanced technology, that have greater experience or that offer lower cost solutions than ours. In addition, some buyers and suppliers may have developed in-house solutions for the online sourcing and marketing of goods and may be unwilling to use ours.

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

We have registered trademarks for “Asian Sources”, “Global Sources”, “China Sourcing Fairs” and/or “Global Sources Direct” in Australia, the European Union, Germany, Hong Kong, India, Indonesia, Israel, Malaysia, Mexico, Japan, the Philippines, China, Singapore, South Africa, South Korea, Switzerland, Taiwan, Thailand, Turkey and the USA, and we have applications for these trademarks pending registration in various countries, including Egypt, the European Union, India, Indonesia, Malaysia, China, Taiwan, Thailand, the United Arab Emirates and the USA.

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

Properties

During 2004, we entered into a contract for the purchase of approximately 9,000 square meters of office space in the Shenzhen International Chamber of Commerce Tower in Shenzhen, Guangdong province, China, at a purchase price of approximately $19.0 million.  Full payment of the purchase price was made during 2004, the physical handover of the premises occurred on or around March 30, 2005 and we have received the title certificates. Our usage right in respect of this property is for a period of 50 years, expiring on 7 January 2052, after which the land could revert to the China government.  In addition, we generally lease our office space under cancelable and non-cancelable arrangements with terms of two to five years, generally with an option to renew upon expiry of the lease term.  We lease in the aggregate approximately 97,645 square feet of executive and administrative offices in China, Hong Kong , the Philippines, Singapore and Taiwan.  Our aggregate base rental and building management fee payments for the year ended December 31, 2006 were approximately $1.2 million.

During the first quarter of 2007, we entered into a letter of intent, followed by a purchase agreement, to purchase approximately 1,939.38 square meters of office space in a commercial building known as “Excellence Times Square” in Shenzhen, China, at a purchase price of approximately $7.0 million, out of which a down-payment of approximately $0.09 million has been made, with the total remaining balance of approximately $6.91 million paid in April 2007. Delivery of the office space to us was completed in April 2007.

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

Overview

We are a leading business-to-business (B2B) media company and a primary facilitator of two-way trade with Greater China. The core business is facilitating trade from Greater China to the world, using a wide range of English-language media. The other key business segment facilitates trade from the world to Greater China using Chinese-language media. We provide sourcing information to volume buyers and integrated marketing services to suppliers. Our mission is to facilitate global trade between buyers and suppliers by providing the right information, at the right time, in the right format. Although our range of media has grown, for more than 35 years we have been in the same basic business of helping buyers worldwide find products and suppliers in Asia.

We believe we offer the most extensive range of media and export marketing services in the industries we serve through our three primary channels – online marketplaces, magazines and trade shows.

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

Online Services — Our primary service is creating and hosting marketing websites that present suppliers’ product and company information in a consistent and easily searchable manner on Global Sources Online. We also derive revenue from banner advertising fees.

Other Media Services — We publish trade magazines, which consist primarily of product advertisements from suppliers and our independent editorial reports and product surveys.  Suppliers pay for advertising in our trade magazines to promote their products and companies. We also derive revenue from buyers that subscribe to our trade publications and sourcing research reports.

We recognize revenue from our Online and Other Media Services ratably over the period in which the marketing website is hosted and/or the advertisement is displayed. Our advertising contracts do not exceed one year.

Exhibitions – trade shows and seminars - Our China Sourcing Fairs offer international buyers direct access to manufacturers from China and elsewhere in Asia. The first China Sourcing Fair was held during the fourth quarter of 2003. We held two series of three China Sourcing Fairs each in the second quarter and fourth quarter of 2004 and two series of two China Sourcing Fairs each in the second quarter and fourth quarter of 2005. We held two series of three China Sourcing Fairs each in the second quarter and fourth quarter of 2006. Future China Sourcing Fairs are scheduled to be held mainly in the second quarter and fourth quarter of each financial year, including a new China Sourcing Fair in Dubai which is scheduled to be launched in June 2007. International IC China Conferences and Exhibitions were held in March 2006 in the current year and these same exhibitions were held in April 2005 last year. We derive revenue primarily from exhibit space rental, but also from advertising and sponsorship fees in show guides and other locations in and around our event venues. We also receive fees from attendees to attend our technical conferences held during the events. We recognize exhibitor services revenue at the conclusion of the related events. As a result, second quarter and fourth quarter revenue is expected to be higher than the first and third quarter revenue. Revenue from exhibitions are likely to grow as a percentage of total revenue in future years as we hold more China Sourcing Fairs.

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

Exhibition events promotion costs

The event specific promotion costs for our exhibition events are recognized as an expense during the event months in the year in which the expenses are incurred.

Proper identification of the promotion expenses to the particular events is essential to recognize the costs correctly to the respective events and in the respective interim periods.

Results of Operations

The following table sets forth our results of operations as a percentage of total revenue:

	Year Ended December 31,
	2004	2005	2006
Income statement data:
Revenue:
Online and other media services	87%	86%	72%
Exhibitions	12	13	27
Miscellaneous	1	1	1
Total revenue	100	100	100
Operating expenses:
Sales	29	31	32
Event production	4	3	11
Community	17	18	16
General and administrative	30	31	25
Online services development	4	4	3
Amortization of software costs	1	1	1
Total operating expenses	85%	88%	88
Income from operations	15%	12%	12%
Net income	15%	12%	18%

The following table represents our revenue by geographical areas as a percentage of total revenue:

	Year Ended December 31,
	2004	2005	2006
Asia	92%	93%	93%
United States	6	6	5
Europe	1	1	1
Others	1	0	1
Total revenue	100%	100%	100%

Fiscal Year 2006 Compared to Fiscal Year 2005

Revenue

Total revenue grew to $156.5 million during the year ended December 31, 2006 from $112.2 million during year ended December 31, 2005, a growth of 39% driven primarily by the growth in our China Sourcing Fairs exhibitions revenue. Our Online and Other Media Services revenue grew by $16 million or 16% to $113.1 million during the year ended December 31, 2006, as compared with $97.1 million during the year ended December 31, 2005 due to a 29% growth in our China market and the growth in our Hong Kong, South Korea and USA markets, off-set by a decline in some of our other markets during the year ended December 31, 2006. China represented 53% of Online and Other Media Services revenue during the year ended December 31, 2006 compared to 48% during the year ended December 31, 2005. Our Exhibitions revenue grew from $14.3 million during the year ended December 31, 2005 to $42.1 million during the year ended December 31, 2006, a growth of 194%, due mainly to growth in revenue of our China Sourcing Fairs during the year 2006.

We have made substantial progress in developing our customer base in China, our largest market. Total revenue from China grew by 50% during the year ended December 31, 2006 compared to year ended December 31, 2005 due to growth in our China Sourcing Fairs revenue and Online and Other Media Services revenue. China accounted for 53% of total revenue during the year ended December 31, 2006 compared to 50% of total revenue during the year ended December 31, 2005. We expect revenue from China as a percentage of total revenue to continue to grow and China overall revenue to continue to grow.

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

Sales costs increased from $34.4 million during the year ended December 31, 2005 to $50.4 million during the year ended December 31, 2006, due to increase in sales commissions as a result of increase in revenue and increases in sales marketing costs and sales promotions for exhibitions.

Event Production

Event production costs consist of the costs incurred for hosting the exhibition or trade show and seminar events. The event production costs include venue rental charges, booth construction costs, travel costs incurred for the event hosting and other event organizing costs. The event production costs are deferred and recognized as an expense when the related event occurs.

Event production costs increased from $3.9 million during the year ended December 31, 2005 to $18.4 million during the year ended December 31, 2006, as our China Sourcing Fairs events held in year 2006 in Hong Kong were much larger events compared to our last year’s China Sourcing Fairs events held in Shanghai, resulting in a substantial increase in venue rental, booth construction and other event organizing costs. In addition, the exhibition venue in Hong Kong was more expensive compared to venues in Shanghai.

Community

Community costs consist of the costs incurred for servicing our buyer community and for marketing our products and services to the global buyer community. Community costs also include costs relating to our trade magazine publishing business and marketing inserts business, specifically printing, paper, bulk circulation, magazine subscription promotions, promotions for our on-line services, customer services costs and the event specific promotions costs incurred for promoting the China Sourcing Fairs events and the technical conferences, exhibitions and seminars to the buyer community. The event specific promotion costs incurred for events are expensed during the event months in the year in which the expenses are incurred.

Community costs increased from $20.7 million during the year ended December 31, 2005 to $24.9 million during the year ended December 31, 2006, an increase of 20% due mainly to increase in paper costs, printing charges and promotion costs for our exhibition events. We also incurred promotions for our online services and magazine subscriptions and these are expensed as incurred. As a result of increase in these activities we recorded an increase in payroll costs and travel costs.

General and Administrative

General and administrative costs consist mainly of corporate staff compensation, information technology support services, content management services, marketing costs, office rental, depreciation, communication and travel costs.

General and administrative costs increased by 12% from $34.7 million during the year ended December 31, 2005 to $38.9 million during the year ended December 31, 2006, due mainly to increases in fees paid to consultants, content management services costs, marketing costs, information technology support services costs, depreciation on office furniture, depreciation on new office premises that we purchased during the year 2005 and depreciation on leasehold improvements there on and payroll costs.

Online Services Development

Online services development costs consist mainly of payroll, office rental and depreciation costs relating to the updating and maintenance of Global Sources Online.

Online services development costs to fund the updating and maintenance of our online services increased from $4.2 million during the year ended December 31, 2005 to $4.5 million during the year ended December 31, 2006 due mainly to increases in depreciation costs and internet communications costs.

Non-Cash Compensation Expense

We have issued share awards under several equity compensation plans (ECP) to both employees and team members. We also recognize non-cash compensation expenses relating to the shares purchased by our directors under Directors Purchase Plan.

Effective January 1, 2006, the Company adopted the provisions of SFAS No. 123(R), “Share-Based Payment” using the modified prospective application transition method, which requires application of SFAS No. 123(R) for new awards granted after the adoption of SFAS No. 123(R) and for any portion of awards granted prior to the date of adoption but have not vested as of the date of adoption of SFAS No. 123(R).

Prior to the adoption of SFAS No. 123(R), the Company accounted for stock-based compensation using the intrinsic value method prescribed in APB No. 25, “Accounting for Stock Issued to Employees” and related interpretations.  Accordingly, compensation cost of stock options was measured as the excess, if any, of the fair value of the Company’s stock at the date of the grant over the option exercise price and is charged to operations over the vesting period. Under the SFAS No. 123(R), the compensation cost associated with the stock options is measured at fair value on the grant date and portion of the award that is ultimately expected to vest is recognized as expense over the requisite service periods.

The Company’s employee stock compensation plans are share grants without any exercise price or exercise period.  Therefore, the fair value of the share grants at the date of grant approximates the intrinsic value.  As a result, the impact of fair value based accounting under SFAS No. 123(R) is not significantly different from the intrinsic value method under APB No. 25.

Prior to the adoption of SFAS No. 123(R), the Company accounted for equity instruments issued to non-employees in accordance with the provisions of SFAS No. 123 and EITF Issue No. 96-18, “Accounting for Equity Instruments that are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling Goods and Services.”  All transactions in which services are received for the issuance of equity instruments are accounted for based on the fair value of the consideration received or the fair value of the equity instrument issued, whichever is more reliably measurable.  The measurement date of the fair value of the equity instrument issued is the earlier of the date on which the counterparty’s performance is complete or the date on which it is probable that performance will occur. The equity instruments issued to non-employees are within the scope of SFAS No. 123(R), except that such equity instruments should continue to be measured using the measurement guidance of EITF Issue No. 96-18. Thus there are no significant changes required in the accounting treatment of equity instruments issued to non-employees upon the adoption of SFAS No. 123(R).

The Company recognizes the compensation costs associated with share awards with graded vesting to employees on a straight-line basis over the requisite service period for the entire award.

The Company recognizes the compensation costs associated with share awards to non-employees on an accelerated attribution basis over the requisite service period.

Under SFAS No. 123(R) the Company is required to adjust its compensation cost for pre-vesting forfeitures i.e. an award that is forfeited prior to vesting. As the share grants to the employees include service conditions, the fair value of the awards is not adjusted subsequent to the grant date. At each reporting date, the Company would estimate the quantity of share grants expected to vest and record the compensation cost for the share grants that are expected to vest.

Prior to the adoption of SFAS No. 123(R), the Company accounted for the shares purchased by the directors under Directors Purchase Plan using the intrinsic value method prescribed in APB No. 25, “Accounting for Stock Issued to Employees” and related interpretations.  Accordingly, compensation cost relating to the shares purchased by the directors was measured as the difference between the quoted market price of the stock at the grant date and the price paid by the directors (exercise price) on the measurement date. Upon adoption of SFAS No. 123(R), the Company has utilized the Black-Scholes option-pricing model (“Black-Scholes model”) for determination of the grant date fair value and the recording of compensation cost associated with the shares purchased by the Directors under the plan.

The total non-cash compensation expense, resulting from the ECP and the Directors Purchase Plan, recorded by us and included in the respective categories of expenses increased from $1.9 million during the year ended December 31, 2005 to $4.1 million during the year ended December 31, 2006. The increase was a result of the re-measurement of equity compensation expense based on our prevailing share price and new share awards during the first half of year 2006.

The corresponding amounts for the non-cash compensation expenses are credited to shareholders’ equity.

As of December 31, 2006 there was $6,956 of unrecognized non-cash compensation cost associated with the awards under the above ECP plans, which is expected to be recognized over the next six years.

Amortization of Software Cost

Amortization of software cost was $1.3 million during the year ended December 31, 2006 and during the year ended December 31, 2005.

Income From Operations

The total income from operations during the year ended December 31, 2006 was $18.1 million compared to $12.9 million during the year ended December 31, 2005. The growth in total income from operations was mainly due to increase in revenue and a decline in amortization of software costs off-set partially by increases in sales costs, event production costs, community costs, general and administrative costs, online services development costs. Income from operations for online and other media services grew from $13.5 million during the year ended December 31, 2005 to $21.9 million during the year ended December 31, 2006, a growth of 62%.  The growth resulted mainly from growth in online and other media services revenue and decline in amortization of software costs, off-set partially by increases in sales costs, community costs, general and administrative costs and online services development costs.

Interest and Dividend Income andGain on Sale of Available-for-sale Securities

We recorded a gain of $0.3 million arising from sale of available-for-sale securities and interest and dividend income of $4.8 million arising mainly from available-for-sale securities during the year ended December 31, 2006 compared to a gain of $1.0 million and interest and dividend income of $1.3 million during the year ended December 31, 2005.

Gain on Sale of Shares to Minority Shareholder and Interest Income Thereon.

During the year ended December 31, 2006, we recorded a gain on sale of shares to minority shareholder and related interest income amounting to $6.0 million and $1.9 million respectively as the loan and interest contingencies were resolved in the current year. (Please see “Liquidity and Capital Resources” section.)

Income Taxes

We and certain other subsidiaries of the group operate in the Cayman Islands and other jurisdictions where there are no taxes imposed on companies. Certain of our subsidiaries operate in Hong Kong SAR, Singapore and China and are subject to income taxes in their respective jurisdictions.

We reported a tax provision of $0.9 million during the year ended December 31, 2006 and $0.8 million during the year ended December 31, 2005.

Cumulative Effect of Change in Accounting Principle

During the year ended December 31, 2006, we have recorded a credit to expenses of $0.3 million resulted from the cumulative effect of change in accounting principle upon adoption of SFAS No.123(R) effective from January 1, 2006. For a further discussion on change in accounting principle, please see Note 2(x) of our consolidated financial statements appearing elsewhere in this annual report.

Net Income

Net income was $27.9 million during the year ended December 31, 2006, compared to a net income of $13.4 million during the year ended December 31, 2005. The growth in net income was mainly due to growth in revenue, increase in interest and dividend income, gain on sale of shares to minority shareholder and interest income thereon and decline in amortization of software costs, off-set partially by increases in sales costs, event production costs, community costs, general and administrative costs, online services development costs, foreign exchange losses, tax provision, share of profits attributable to a minority shareholder, a decline in gain on sale of available-for-sale securities and loss on investment.

Fiscal Year 2005 Compared to Fiscal Year 2004

Revenue

Total revenue grew to $112.2 million during the year ended December 31, 2005 from $105.8 million during year ended December 31, 2004, a growth of 6%. Our online and other media services revenue grew by $4.8 million or 5% to $97.1 million during the year ended December 31, 2005, as compared with $92.3 million during the year ended December 31, 2004 due to a 13% growth in our China market and the growth in our Hong Kong and Taiwan markets off-set by drop in some of our other markets during the year ended December 31, 2005. China represented 48% of Online and other media services revenue during the year ended December 31, 2005 compared to 45% during the year ended December 31, 2004. Our exhibitions revenue grew from $13.0 million during the year ended December 31, 2004 to $14.3 million during the year ended December 31, 2005, a growth of 10%, due mainly to growth in revenue of our International IC China Conferences and Exhibitions for the year 2005.

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

Sales costs increased from $30.6 million for the year ended December 31, 2004 to $34.4 million for the year ended December 31, 2005, due to an increase in sales commissions as a result of increase in revenue and increase in sales marketing costs and sales promotions for exhibitions.

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

Community

Community costs consist of the costs incurred for servicing our buyer community and for marketing our products and services to the global buyer community. Community costs also include costs relating to our trade magazine publishing business and marketing inserts business, specifically printing, paper, bulk circulation, magazine subscription promotions, promotions for our on-line services, customer services costs, payroll costs relating to staff working on these activities and the event specific promotions costs incurred for promoting the China Sourcing Fairs events and the technical conferences, exhibitions and seminars to the buyer community. The event specific promotion costs incurred for the events are expensed during the event months in the year in which the expenses are incurred.

Community costs increased from $18.0 million during the year ended December 31, 2004 to $20.7 million during the year ended December 31, 2005, an increase of 15% due mainly to increase in bulk mailing costs, printing charges, paper costs, fees paid to consultants and promotion costs for our exhibition events. In addition, we increased our participation in third party trade shows to promote our products and services to buyer community. We also incurred promotions for our online services and these are expensed as incurred. As a result of the increase in these activities, we recorded an increase in payroll costs.

General and Administrative

General and administrative costs consist mainly of corporate staff compensation, information technology support services, content management services, marketing costs, office rental, depreciation, communication and travel costs.

General and administrative costs increased by 11% from $31.4 million during the year ended December 31, 2004 to $34.7 million during the year ended December 31, 2005, due mainly to increases in information technology support services costs, content management services costs, marketing costs, depreciation and building management fees on new office premises that we purchased, administration support costs for our exhibitions and trade shows activity, travel costs and payroll costs.

Online Services Development

Online services development costs consist mainly of payroll, office rental and depreciation costs relating to the updating and maintenance of Global Sources Online.

Online services development costs to fund the updating and maintenance of our online services declined from $4.6 million during the year ended December 31, 2004 to $4.2 million during the year ended December 31, 2005, a decline of 9%. This decline resulted mainly from a decline in depreciation costs and equipment and software maintenance costs.

Non-Cash Compensation Expense

We have issued share awards under several equity compensation plans (ECP) to both employees and team members. We also recognize non-cash compensation expenses relating to the shares purchased by our directors under Directors Purchase Plan.

The total non-cash compensation expense, resulting from the ECP and the Directors Purchase Plan, recorded by us and included under the respective categories of expenses declined by 10% from $2.1 million during the year ended December 31, 2004 to $1.9 million during the year ended December 31, 2005. The decline was a result of the re-measurement of equity compensation expense based on our prevailing share price and forfeiture of the unvested awards to the resigned staff.

The corresponding amounts for the non-cash compensation expenses are credited to shareholders’ equity.

Amortization of Software Costs

Amortization of software cost during the year ended December 31, 2005 was $1.3 million compared to $1.5 million during the year ended December 31, 2004.

Income From Operations

The total income from operations during the year ended December 31, 2005 was $12.9 million compared to $16.1 million during the year ended December 31, 2004. The decline was mainly due to increases in sales costs, event production costs, community costs and general and administrative costs, off-set partially by growth in revenue and declines in online services development costs and amortization of software costs. Income from operations for online and other media services declined from $17.7 million during the year ended December 31, 2004 to $13.5 million during the year ended December 31, 2005, a decline of 24%.  The decline resulted mainly from increases in sales costs, community costs and general and administrative costs, off-set partially by growth in online and other media services revenue and declines in online services development costs and amortization of software costs.

Interest and Dividend Income and Gain (loss) on Sale of Available-for-sale Securities

We recorded a gain of $1.0 million arising from the sale of available-for-sale securities and interest and dividend income of $1.3 million arising from available-for-sale securities during the year ended December 31, 2005 compared to $1.1 million gain and interest and dividend income of $0.09 million during the year ended December 31, 2004.

Income Taxes

We and certain of our subsidiaries operate in the Cayman Islands and other jurisdictions where there are no taxes imposed on companies. Certain of our subsidiaries operate in Hong Kong , Singapore and China and are subject to income taxes in their respective jurisdictions.

We reported a tax provision of $0.8 million during the year ended December 31, 2005 and $0.7 million during the year ended December 31, 2004.

Net Income

Net income was $13.4 million during the year ended December 31, 2005, compared to a net income of $15.8 million during the year ended December 31, 2004. The decline was mainly due to increases in sales costs, event production costs, community costs, general and administrative costs, foreign exchange losses, tax provision, share of profits attributable to a minority shareholder and decline in gain on sale of available-for-sale securities, off-set partially by increases in revenue, interest and dividend income and declines in online services development costs and amortization of software costs.

Liquidity and Capital Resources

We financed our activities for the year ended December 31, 2006 using cash generated from our operations.

Net cash generated from operating activities was $35.7 million during the year ended December 31, 2006, compared to $35.6 million cash generated from operating activities during the year ended December 31, 2005. The primary source of cash from operating activities was collections from our customers received through our independent sales representative organizations.

Advance payments received from customers were $63.8 million as of December 31, 2006, compared to $53.0 million as of December 31, 2005, improving our liquidity. A majority of our customers in China pay us in advance for our Online and other media services business. Our Exhibitions business collections generally are all advance payments. We expect the growth in our revenues from China to continue and we plan to launch more Exhibition events in the future. As a result, we expect that the advance payments received from customers to continue to increase in the future as our revenue increases.

Receivables from sales representatives increased from $5.7 million as of December 31, 2005 to $13.2 million as of December 31, 2006 due to the growth in our China business and our exhibitions business. Though receivables from sales representatives may decline in near future as the collections are transferred to our bank account, we expect the receivables from sales representatives to slightly increase in the long term due to expected growth in our China business and our Exhibitions business.

We continuously monitor collections from our customers and maintain an adequate allowance for doubtful accounts. While credit losses have historically been within our expectations and the allowances established, if the bad debts significantly exceed our provisions, additional allowances may be required in future.

Net cash used in investing activities was $105.2 million during the year ended December 31, 2006, resulting from the net purchases of available-for-sale securities of $103.2 million and $4.9 million cash used for capital expenditures mainly for computers, software, office furniture, leasehold improvements and software development off-set partially by $2.7 million net proceeds from sale of shares to minority shareholder, interest received thereon and repurchase of share dividends from minority shareholder and $0.2 million proceeds from matured bonds. Net cash used in investing activities during the year ended December 31, 2005 was $20.9 million, resulting from net purchase of available-for-sale securities of $13.8 million and $7.3 million cash used for capital expenditures mainly on office premises, for computers, softwares, leasehold improvements, office furniture and software development off-set partially by $0.2 million proceeds from matured bonds.

Capital expenditures during the three months period ended March 31, 2007 amounted to $0.6 million and were incurred mainly for computers, software, office furniture, leasehold improvements and software development.  Our capital expenditures were financed using cash generated from our operations.  The net book value of capital assets disposed during the year ended December 31, 2006 and the three months ended March 31, 2007 amounted to $0.002 million and $0.004 million, respectively.

We invest our excess cash in available-for–sale securities to generate income from interest received as well as capital gains, while the funds are held to support our business. The majority of the available-for-sale securities have maturities of less than six months.

Generally, we hold the securities with specified maturity dates such as Treasury Bills until their maturity but the securities managed by high quality institutions that do not have fixed maturity dates are generally sold at the end of each quarter and proceeds reinvested in similar securities at the beginning of the following quarter. As a result, during the year ended December 31, 2006 we bought available-for-sale securities of $532.0 million and sold available-for-sale securities of $428.8 million so as to realize the gain of $0.3 million. The net purchase of available-for-sales securities of $103.2 million was mainly from the cash on hand at the beginning of the year and the cash we generated from our operations during the year.

We do not engage in buying and selling of securities with the objective of generating profits on short-term differences in price.

Net cash generated from financing activities was $0.4 million during the year ended December 31, 2006, which represents the amount received from directors for the shares subscribed by them in the Directors Purchase Plan. Net cash generated from financing activities was $38.4 million during the year ended December 31, 2005, resulting from $38.3 million proceeds from the issue of common shares, net of share issue expenses and $0.1 million received from directors for the shares subscribed by them in the Directors Purchase Plan.

On March 23, 2005 we issued 3,000,000 common shares of par value $0.01 at US$13.50 per share. The total proceeds received from this issue was approximately $38.3 million, net of the offering expenses of $2.2 million. Out of the total proceeds, $0.03 million was included in the common share capital and the balance approximately $38.27 million was included in additional paid in capital.

We are using the net proceeds from the sale of the common shares of approximately $38.3 million after deducting placement agency fees and expenses, for working capital, general corporate purposes and strategic acquisitions.

We hold a Documentary Credit facility with the Hongkong and Shanghai Banking Corporation Limited, for providing documentary credits to our suppliers. This facility has a maximum limit of approximately $0.6 million. As of December 31, 2006, the unutilized amount under this facility was approximately $0.5 million. Hongkong and Shanghai Banking Corporation Limited has also provided a guarantee on our behalf to our suppliers. As of December 31, 2006, such guarantee amounted to $0.003 million.

We recorded a full valuation allowance for the deferred tax assets of $6.0 million as at December 31, 2006 as it was more likely than not that they would not be realized. These deferred tax assets resulted primarily from the net operating losses in some of our subsidiaries.

During the first quarter of 2004, we entered into a number of license agreements for our exhibition events amounting to $29.7 million in payments over five years. The agreements are cancelable under Force Majeure conditions, and with the consent of the other party but may be subject to a payment penalty. As of December 31, 2006, we paid $13.9 million under these agreements. The amounts paid will be expensed when the related events are held.

We also entered into several agreements for the event specific promotion of our exhibition events amounting to $4.0 million, in payments over five years. As of December 31, 2006, we paid $2.7 million under these agreements.

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

On March 6, 2006, we announced a one for ten bonus share issue on our outstanding common shares. Shareholders of record on March 15, 2006 received one additional common share for every ten common shares held, of face value of $0.01 each. The bonus share issue was distributed on April 17, 2006. In addition, we have reclassified $0.035 million and $0.035 million from additional paid in capital to common share capital as of December 31, 2005 and 2006, respectively in connection with the bonus share issue.

HC International, Inc. (“HC International”) is a company listed on the Growth Enterprise Market of The Stock Exchange of Hong Kong Limited. On May 24, 2006, Trade Media Holdings Limited (“TMH”), a wholly-owned subsidiary of the Company, IDG Technology Venture Investment, Inc. (“IDGVC”) and International Data Group, Inc. (“IDG”) entered into a conditional sale and purchase agreement (the “Sale and Purchase Agreement”) pursuant to which IDGVC conditionally agreed to transfer 47,858,000 shares of HC International (representing 9.81% of the issued share capital of HC International as of April 30, 2007), being part of its shareholding interests in HC International, to TMH at a consideration of approximately US$9.9 million or approximately US$0.2063 per share of HC International (the “HC Share(s)”), which is subject to adjustment to approximately US$13.9 million or approximately US$0.2896 per HC Share (the “HC Share Transfer”), if and when HC International achieves a certain benchmark with reference to the HC International group’s performance during the Option Period (as defined below) (“Performance Benchmark”) or upon completion of the sale and purchase of the Option HC Shares (as defined below). IDG, being the sole shareholder of IDGVC, agreed to guarantee the due and punctual discharge by IDGVC of its obligations under the Sale and Purchase Agreement.

On June 21, 2006, TMH completed the HC Share Transfer.  We have announced, via a press release dated March 19, 2007, that the Performance Benchmark referred to above has not been met, and that accordingly TMH will not be required to make the price adjustment referred to above under the condition relating to the Performance Benchmark.

As of April 30, 2007, we own, together with 5,916,000 HC Shares owned by us prior to the Sale and Purchase Agreement (representing approximately 1.21% of the issued share capital of HC International) and 8,878,000 HC Shares purchased by TMH after the completion of the Sale and Purchase Agreement (representing approximately 1.82% of the issued share capital of HC International), a total of 62,652,000 HC Shares (representing an approximate 13% total equity interest in HC International).

On August 1, 2006, HC International appointed the Company’s Chief Operating Officer, John Craig Pepples, as a non-executive director on the board of directors of HC International. Subsequently, Beijing Huicong International Information Co., Ltd. (“Beijing Huicong”), an 82% indirect subsidiary of HC International, also appointed him as a non-executive director on the board of directors of Beijing Huicong.

TMH also entered into a call options deed (the “HC Options Deed”) with IDGVC, Guo Fansheng (“Guo”) and others which include certain members of the senior management of HC International (the “Option Grantors”), pursuant to which each of the aforesaid Option Grantors agreed to grant to TMH, (i) a right (the “HC Options”) exercisable during the 12-month period from June 21, 2006, the date of the completion of the Sale and Purchase Agreement (the “Option Period”), to purchase all, but not in part only, of the 167,722,814 HC Shares owned by the respective parties (representing approximately 34.38% of the entire issued share capital of HC International as of April 30, 2007) and any HC Shares that may be issued by HC International to certain directors of HC International if the options granted in accordance with the share option schemes of HC International (amounting to an aggregate of 4,185,320 Option HC Shares) are exercised, which together represent a maximum of approximately 35.24% of the entire issued share capital of HC International as of April 30, 2007 (the “Option HC Share(s)”) at an exercise price of approximately US$0.2896 per Option HC Share; and (ii) an undertaking to accept any offer for the Option HC Shares at a price not less than approximately US$0.2896 per Option HC Share, during the Option Period.

Huicong Construction Co., Ltd. (“Huicong Construction”), in which Guo has an 80% equity interest, entered into a call option deed (the “Beijing Huicong Option Deed” and together with the HC Options Deed, the “Option Deeds”) with TMH, pursuant to which Huicong Construction agreed, subject to completion of the Sale and Purchase Agreement, to grant to TMH a right (the “Beijing Huicong Option” and together with the HC Options, the “Options”) exercisable during the Option Period, to purchase (or to nominate a subsidiary of TMH to purchase) from Huicong Construction its entire 18% equity interest (“Beijing Huicong Equity Interest”) in Beijing Huicong, at an aggregate exercise price of approximately US$31.9 million.

The HC Options and the Beijing Huicong Option are inter-conditional. The sale and purchase of the Beijing Huicong Equity Interest is subject to confirmation from the Securities and Futures Commission of Hong Kong (“SFC”). If the SFC’s confirmation is not forthcoming, the sale and purchase of the Beijing Huicong Equity Interest will not be completed but TMH may proceed with the completion of the sale and purchase of the Option HC Shares.

Pursuant to the terms of the Beijing Huicong Option Deed and subject to the completion of the sale and purchase of the Beijing Huicong Equity Interest, Huicong Construction will also be required to transfer or assign its licenses and related contracts in relation to the provision of internet information and content services in China to a TMH-nominated company, but pending such transfer or assignment, Huicong Construction has agreed to continue to provide services in relation to the internet content provider license to Beijing Huicong in the same manner and on the same terms as currently agreed.

The exercise and completion of the HC Options by TMH, if materialized, will result in a change in control of HC International (as the aggregate percentage shareholding of TMH and the Company in HC International will increase to over 30%) and will trigger an obligation on the part of TMH to make a general offer in compliance with Rule 26 of the Hong Kong Code on Takeovers and Mergers to acquire all the issued HC Shares (other than those already owned by TMH or parties acting in concert with it).

We have recorded $14.5 million (approximately 13% equity interest in HC International at fair value based on the closing share price of HCI, as of December 31, 2006, of $0.23148 per share) as available-for-sale securities in our financial statements as of December 31, 2006. The unrealized market gain of $2.3 million has been credited to accumulated other comprehensive income, shown under shareholders’ equity.

As a part of this transaction, we also acquired the following as mentioned in the above paragraphs:

(i)	The HC Options & the Beijing Huicong Option.

(ii)	The option to acquire the licences and related contracts in relation to the provision of internet information and content services held by Huicong Construction

In addition, as of December 31, 2006, we had a contingent payable, subject to HC International achieving a certain benchmark with reference to the HC International group’s performance during the option period as stated in the above paragraphs.

The options were recorded as a current asset in the Company’s balance sheet and the contingent payable was recorded as a liability as at acquisition date.

As the option was out of money and the likelihood of the payment of the contingent liability is remote due to the reported losses of the HCI subsequent to the date of transaction, we have recorded full impairment charge relating to the option assets and have written off the contingent payable in our financial statements as of December 31, 2006, the net of which was $0.7 million.

On June 17, 2007, we announced via a press release that:

(i)	TMH will not exercise its option to increase its equity stake in HC International, at an exercise price of $0.2896 per share. This option expired after June 20, 2007.

(ii)
TMH will not exercise the Beijing Huicong Option under the Beijing Huicong Option Deed entered into with the Huicong Construction to purchase from Huicong Construction its 18% equity interest in Beijing Huicong, at an exercise price of approximately $31.9 million.

As of the date of the above announcement, we still own approximately a 13% equity interest in HC International and our Chief Operating Officer, John Craig Pepples, remains a non-executive director on the board of directors of HC International and Beijing Huicong.

In 2000, our wholly-owned subsidiary, Trade Media Holdings Limited (“TMH”), entered into an agreement with United Business Media B.V. (which subsequently changed its name to United Professional Media B.V.) (“UPM”), to set-up a Barbados corporation (eMedia Asia Ltd.) to provide new technology content, media and e-commerce services to the electronics technology market in Asia.

TMH holds a 60.1% controlling equity interest in eMedia Asia Ltd., and we consolidate the results of eMedia Asia Ltd.’s operations.

The remaining 39.9% equity interest in eMedia Asia Ltd. was held by UPM, and as part of obtaining its 39.9% equity interest, UPM committed to pay $6.0 million and interest thereon to TMH upon the payment of specified future dividends of eMedia Asia Ltd. (“Loan”). The Loan was secured by a charge in favor of TMH over 199 common shares of eMedia Asia Ltd. held by UPM (“Charge”).

Pursuant to an internal restructuring within UPM’s group, UPM’s 39.9% interest in eMedia Asia Ltd. and associated obligations (including those under the Loan and Charge) were novated and assigned first to UPM’s related company United Information Group B.V. (“UIG”) in September 2003, and then subsequently by UIG to another related company UBM Asia B.V. (“UBM Asia”) in October 2003.

 Under the laws of Barbados, a company is not allowed to pay cash dividends as long as it has retained losses. No dividends have been declared by eMedia Asia Limited, and accordingly the Loan was not paid in prior years. Due to the contingent nature of the Loan payment, the Company did not record in its prior years’ balance sheet the Loan receivable of $6.0 million due from UPM/UIG/UBM Asia and no interest income was accrued as of December 31, 2005.

eMedia Asia Ltd. had excess reserves of cash because it is not allowed to pay cash dividends. In October 2006, approval of the board of directors and the shareholders of eMedia Asia Ltd. were obtained for distribution of the excess cash in eMedia Asia Ltd. to shareholders of eMedia Asia Ltd., by way of a one-for-one issue of new shares (as share dividends) and then a purchase back by eMedia Asia Limited of those share dividends and a consequent reduction of its share capital.

Pursuant thereto, eMedia Asia Ltd. completed the issuance of 1,000 shares to its shareholders as share dividends, the subsequent purchase of those 1,000 shares (at a price of $13,000 per share) and distribution of the total amount of $13.0 million to its shareholders by way of a share purchase dividend, and the reduction of its share capital through the cancellation of those 1,000 purchased shares.

UBM Asia also fully re-paid the Loan principal of $6.0 million and the $1.9 million interest thereon to TMH. The Loan and Charge were consequently discharged. We recorded the $1.9 million interest received and the $6.0 million principal received as a gain on sale of shares to minority shareholder and interest income thereon during the quarter ended December 31, 2006 as the contingency was resolved and the full payment has been received.

We have no bank debt as of December 31, 2006.

The following table summarizes our contractual obligations as of December 31, 2006:

	Payments due by period (in U.S. Dollars Thousands)
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Contractual Obligations
Operating leases	$967	$500	$467	-	-
Liabilities for incentive and bonus plans	307	205	102	-	-
Purchase obligations	4,443	3,998	445	-	-
Total	$5,717	$4,703	$1,014	-	-

On March 5, 2007, we announced a one for ten bonus share issue on our outstanding common shares. Shareholders of record on March 16, 2007 will receive one additional common share for every ten common shares held, of face value of $0.01 each. The bonus share issue was distributed on  April 16, 2007. All common shares and per-share amounts in the consolidated financial statements have been retroactively adjusted to reflect the one for ten bonus share issue for all periods presented. In addition, we have reclassified $0.038 million and $0.038 million from additional paid in capital to common share capital as of December 31, 2005 and December 31, 2006 respectively, in connection with the bonus share issue.

In March 2007, one of our subsidiaries entered into a number of venue license agreements for its exhibition events amounting to $44.4 million in payments over five and a half years. The agreements are cancelable under Force Majeure conditions, or upon notice and payment of cancellation charges to the other party.

During the first quarter of 2007, we entered into a letter of intent, followed by a purchase agreement, to purchase approximately 1,939.38 square meters of office space in a commercial building known as “Excellence Times Square” in Shenzhen, China, at a purchase price of approximately $7.0 million, out of which a total down-payment of approximately $0.09 million was made, with the total remaining balance of approximately $6.91 million paid in April 2007. Delivery of the office space to us was completed in April 2007.

We anticipate that our cash and securities on hand and expected positive cash-flows from our operations will be adequate to satisfy our working capital, capital expenditure requirements and cash commitments based on the current levels of our operations.

Recent Accounting Pronouncements

In March 2006, the Emerging Issues Task Force (“EITF”) reached a consensus on Issue No. 06-3, How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That Is, Gross versus Net Presentation). EITF 06-3 provides guidance on presentation of any tax assessed by a governmental authority that is directly imposed on a revenue-producing transaction between a seller and a customer. As per EITF 06-3, the presentation of taxes on either a gross (included in revenues and costs) or a net (excluded from revenues) basis is an accounting policy decision that should be disclosed. In addition, for any such taxes that are reported on a gross basis, a company should disclose the amounts of taxes in interim and annual financial statements for each period for which income statement is presented if these amounts are significant. The EITF 06-3 guidance is applicable to financial reports for interim and annual reporting periods beginning after December 15, 2006.  We adopted EITF 06-3 guidance with effect from January 1, 2007. We are presenting the taxes on gross basis, i.e. included in revenues and costs.

In June 2006, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation ("FIN") No. 48, Accounting for Uncertainty in Income Taxes - an Interpretation of FASB Statement No. 109.  This Interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes.  This Interpretation prescribes a recognition threshold and measurement of a tax position taken or expected to be taken in a tax return, and provides guidance on derecognition, classification, interest and penalties, accounting in interim

periods, disclosure and transition.  This Interpretation is effective for fiscal years beginning after December 15, 2006.   We adopted FIN No. 48 with effect from January 1, 2007 and the adoption this interpretation does not have any material impact on our consolidated financial statements. We will provide full disclosure pursuant to FIN No. 48 in our 2007 annual financial statements.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurements” (“SFAS No. 157”). This Standard defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles and expands disclosures about fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. As required under SFAS No. 157, the statement shall be applied prospectively as of the beginning of the fiscal year in which this Statement is initially applied, except that the Statement shall be applied retrospectively to certain financial instruments as of the beginning of the fiscal year in which this Statement is initially applied (a limited form of retrospective application). We are currently evaluating whether the adoption of SFAS No. 157 has any impact on its consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities – including an amendment of FASB Statement No. 115.” SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value. Unrealized gains and losses on items for which the fair value option has been elected will be recognized in earnings at each subsequent reporting date. SFAS No. 159 is effective for fiscal year beginning after November 15, 2007. We are currently evaluating whether the adoption of SFAS No. 159 has any impact on its consolidated financial statements.

In September 2006, the Securities and Exchange Commission (“SEC”) issued Staff Accounting Bulletin No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements, (“SAB 108”) which provides guidance on how uncorrected errors in previous years should be considered when quantifying errors in current-year financial statements. SAB 108 is effective for fiscal years ending after November 15, 2006. In the current year, we have corrected unadjusted differences (which are not material to each of the individual years in which they occurred) pertaining to the years 2000 to 2005 in the non-cash compensation expenses relating to share awards under its Employee Equity Compensation Plans. These differences arose from the incorrect application of attribution method and in the classification of share awards between employees and non-employees. Accordingly, we have recorded the prior years’ cumulative non-cash compensation expenses of $1.9 million against our opening retained earnings and the corresponding credit is taken to additional paid in capital in accordance with SAB 108. There is no income tax impact resulting from this adjustment.

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

This decline in revenue occurred due to contracts being denominated and priced in foreign currencies prior to devaluations in Asian currencies.  The conversion of these contract proceeds to U.S. dollars resulted in losses and reflects the foreign exchange risk assumed by us between contract signing and the conversion of cash into U.S. dollars. The following table summarizes our foreign currency Accounts Receivable and provides the information in U.S. Dollar equivalent:

	As of December 31, 2006 (in U.S. Dollars Thousands)				As of December 31, 2005 (in U.S. Dollars Thousands)
	Expected maturity dates				Expected maturity dates
Currency	2007	Thereafter	Total	Fair value	2006	Thereafter	Total	Fair value

HKD	1,741	-	1,741	1,741	1,340	-	1,340	1,340
CNY	2,447	-	2,447	2,447	1,926	-	1,926	1,926
TWD	1,034	-	1,034	1,034	1,117	-	1,117	1,117
JPY	167	-	167	167	212	-	212	212
	5,389	-	5,389	5,389	4,595	-	4,595	4,595

We believe this risk is mitigated because historically a majority (ranging between 98% to 99%) of our revenue is denominated in U.S. dollars or is received in the Hong Kong currency which is currently pegged to the U.S. dollar, the Chinese currency, which historically remained relatively stable but slightly strengthened recently against the U.S. Dollar and the New Taiwan Dollar which is relatively stable against U.S.Dollar.  Correspondingly, a majority (approximately 60% to 80%) of our expenses are denominated in Asian currencies. To the extent significant currency fluctuations occur in the New Taiwan dollar, the Chinese Renminbi or other Asian currencies, or if the Hong Kong dollar is no longer pegged to the U.S. dollar, our revenue and expenses fluctuate in tandem thus reducing the net impact on our profits.

During the year ended December 31, 2006 and the year ended December 31, 2005, we have not engaged in foreign currency hedging activities.

In the year ended December 31, 2006 and the year ended December 31, 2005, we derived more than 90% of our revenue from customers in the Asia-Pacific region.  We expect that a majority of our future revenue will continue to be generated from customers in this region. Future political or economic instability in the Asia-Pacific region could negatively impact our business.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

The following table sets forth information regarding the persons who are our executive officers and directors.

Name	Age	Position

Merle A. Hinrichs	65	Director, Chairman and Chief Executive Officer
Eddie Heng Teng Hua	56	Director and Chief Financial Officer
J. Craig Pepples	46	Chief Operating Officer
Bill Georgiou	62	Chief Information Officer
Sarah Benecke	50	Director
Roderick Chalmers	59	Director
David F. Jones	42	Director
Jeffrey J. Steiner	70	Director
James Watkins	61	Director

Mr. Hinrichs has been a director since April 2000 and is currently our Chairman and Chief Executive Officer.  A co-founder of the business, he was the principal executive officer of our predecessor company, Trade Media Holdings Limited, a Cayman Islands corporation wholly owned by us (“Trade Media”), from 1971 through 1993 and resumed that position in September 1999.  From 1994 to August 1999, Mr. Hinrichs was chairman of the ASM Group, which included Trade Media.  Mr. Hinrichs is a director of Trade Media and has also been the Chairman of the Board of Trade Media.  Mr. Hinrichs graduated from the University of Nebraska and Thunderbird, the American Graduate School of International Management (“Thunderbird”).  Mr. Hinrichs is a co-founder and former chairman of the Society of Hong Kong Publishers.  He is a member of the board of trustees of Thunderbird and is a board member of the Economic Strategy Institute.  His term as director expires in 2009.

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

Mr. Georgiou was appointed our Chief Information Officer in January 2001.  Mr. Georgiou has had over 20 years’ experience in information technology, most recently as a consultant with 3Com Technologies during 2000 and as IT Director with Park N’Shop (HK) Ltd., a subsidiary company of A.S. Watson, from 1999 to 2000.  He received his B.Ec. (Honours degree) and M.B.A. from the University of Adelaide.

Ms. Benecke has been a director since April 2000, and, since 1993, has been a director of Trade Media.  Ms. Benecke was our principal executive officer from January 1994 through August 1999.  She joined us in May 1980 and served in numerous positions, including publisher from 1988 to December 1992 and chief operating officer in 1993.  Since September 1999, Ms. Benecke has been a consultant to Publishers Representatives, Ltd. (Hong Kong), a subsidiary of our company.  Ms. Benecke is also a director of Hintak Ltd. (Hong Kong).  Since 2003, her consulting work has been focused on the launch, development and expansion of the “China Sourcing Fairs” in Shanghai, Hong Kong and Dubai. She graduated with a B.A. from the University of New South Wales, Australia.  Her term as director expires in 2007.

Mr. Chalmers has been a director since October 2000.  He has been the Chairman of the Board of Directors of the Bank of Valletta plc, Malta since 2004. He was chairman, Asia-Pacific, of PricewaterhouseCoopers LLP (“PwC”) and a member of PwC’s Global Management Board from 1998 until his retirement in July 2000.  He is a 30-year veteran with PwC’s merger partner Coopers & Lybrand with specialist experience in the securities industry.  He has at various times been a non-executive director of the Hong Kong SAR Securities and Futures Commission, a member of the Takeovers and Mergers Panel, and chairman of the Working Group on Financial Disclosure.  He is a director of Gasan Group Limited (Malta), Middlesea Valletta Life Assurance Co Limited (Malta) and of Middlesea Insurance plc (Malta). His term as director expires in 2009.

Mr. Jones has been a director since April 2000.  Mr. Jones joined CHAMP Private Equity, a leading Australian buyout firm, in 2002 and is currently an executive director. He has spent the last thirteen years in the private equity industry, and was previously in management consulting, investment banking and general management. In 1999, he founded and until 2002 led the development of UBS Capital’s Australian and New Zealand business. Prior to that, he spent four years with Macquarie Direct Investment, a venture capital firm in Sydney, Australia, and one year at BancBoston Capital in Boston, Massachusetts. Mr. Jones began his career as a consultant with McKinsey & Company in Australia and New Zealand. He left McKinsey to take the role of general manager of Butterfields Cheese Factors, of the King Island Dairies group. He is Chairman of the Australian Venture Capital Association Limited and a director of Australian Discount Retail and the Beacon Foundation.  Previously he was a director of Austar United Communications Limited, a publicly-held company that trades on the Australian Stock Exchange, New Price Retail Pty Ltd, Penrice Soda Products Pty Ltd and Sheridan Australia Pty Limited. Mr. Jones holds a Bachelor of Engineering (First Class Hons.) from the University of Melbourne and a Master of Business Administration from Harvard Business School. His term as director expires in 2008.

Mr. Steiner has been a director since November 1999.  Mr. Steiner also has been a director of The Fairchild Corporation (“Fairchild”) since 1985.  He has been the chairman of the board and chief executive officer of Fairchild since December 1985.  Mr. Steiner was president of Fairchild from July 1991 to September 1998.  His term as director expires in 2009.

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

In November 2004, Mr. Jeffrey Steiner was named in Noto v. Steiner, et al., and Barbonel v. Steiner, et al., in the Court of Chancery of the State of Delaware in and for New Castle County, Delaware.  The plaintiffs in these actions alleged, among other things, that Fairchild executive officers, including Mr. Steiner, received excessive pay and perquisites in violation of fiduciary duties to Fairchild.  On November 23, 2005, the Court of Chancery approved a Derivative Settlement, which approval became final on December 23, 2005.

Mr. Watkins was appointed as a casual director on February 28, 2005, and was re-elected as a director at the Annual General Meeting on May 9, 2005.  Mr. Watkins was a director and group general counsel of the Jardine Matheson Group in Hong Kong from 1997 until 2003.  He was Group Legal Director of Schroeders plc in 1996 to 1997 and of Trafalgar House plc from 1994 to 1996.  He was previously a partner and solicitor in the London and Hong Kong offices of Linklaters from 1975 to 1994.  He currently is a non-executive Director of Mandarin Oriental International Ltd., Jardine Cycle & Carriage Ltd., MCL Land Ltd., Advanced Semiconductor Manufacturing Corporation Ltd. and Asia Satellite Telecommunications Holdings Ltd. and is a member of the Audit Committees of Jardine Cycle & Carriage Ltd., MCL Land Ltd. and Asia Satellite Telecommunications Holdings Ltd. and the Chairman of the Audit Committee of Advanced Semiconductor Manufacturing Corporation Ltd. and of the remuneration committee of Asia Satellite Telecommunications Holdings Ltd. Mr Watkins has a law degree from the University of Leeds (First Class Hons.).  His term as director expires in 2008.

Compensation

For the year ended December 31, 2006, we and our subsidiaries provided our nine directors and executive officers as a group aggregate remuneration, pension contributions, allowances and other benefits of approximately $3,515,895 including the non-cash compensation of $1,057,098 associated with the share award and ECP plans.  Of that amount, $105,000 was paid under a performance based, long-term discretionary bonus plan which we implemented in 1989 for members of our senior management.  Under the plan, members of senior management may, at our discretion, receive a long-term discretionary bonus payment.  The awards, which are payable in either five or ten years time, are paid to a member of senior management if his or her performance is satisfactory to us.  There are three current members of senior management and two former members of senior management who may receive payments on maturity.

In 2006, we and our subsidiaries incurred $26,438 in costs to provide pension, retirement or similar benefits to our respective officers and directors pursuant to our retirement plan and pension plan.

In addition to the above, during the year ended December 31, 2006, we recorded non-cash compensation expenses of $65,384 associated with the Directors Purchase Plan.

Employment Agreements

We have employment agreements with Merle A. Hinrichs under which he serves as our chairman and chief executive officer.  The agreements contain covenants restricting Mr. Hinrichs’ ability to compete with us during his term of employment and preventing him from disclosing any confidential information during the term of his employment agreement and for a period of three years after the termination of his employment agreement.  In addition, we retain the rights to all trademarks and copyrights acquired and any inventions or discoveries made or discovered by Mr. Hinrichs in the course of his employment.  Upon a change of control, if Mr. Hinrichs is placed in a position of lesser stature than that of a senior executive officer, a significant change in the nature or scope of his duties is effected, Mr. Hinrichs ceases to be a member of the board or there is a breach of those sections of his employment agreements relating to compensation, reimbursement, title and duties or termination, each of us and such subsidiary shall pay Mr. Hinrichs a lump sum cash payment equal to five times the sum of his base salary prior to the change of control and the bonus paid to him in the year preceding the change of control.  The agreements may be terminated by either party by giving six months notice.

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

Board Practices

Our board of directors consists of seven members divided into three classes, the terms of which expire at the general meeting of shareholders to be held in each year indicated above.  Each director holds office until his or her term expires and his or her successor has been elected and qualified.  At each general meeting of shareholders, directors nominated to a class with a term that expires in that year will be elected for a three-year term.  Executive officers serve at the discretion of the board of directors.  Officers are elected at the annual meeting of the directors held immediately after the annual general meeting of shareholders.  Our executive officers have, on average, 19 years of service with us. Directors receive a cash fee of $10,000 per year, plus an additional $2,500 for each board meeting attended.

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

We have a separately - designated standing compensation committee, consisting of the independent directors. The primary function of the compensation committee is to approve compensation packages for each of the Company’s executive officers. The compensation committee held one meeting in the fiscal year ended December 31, 2006.

We have an executive sessions committee, consisting of the independent directors. The executive sessions committee held one meeting in the fiscal year ended December 31, 2006.

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

Employees

As of December 31, 2006, we had 721 employees worldwide, the majority of whom work in management, technical or administrative positions.  We consider our employee relationships to be satisfactory.  Our employees are not represented by labor unions and we are not aware of any attempts to organize our employees.

The following summarizes the approximate number of employees and independent contractors by function:

Function	Employees	Independent Contractors	Total
Content Development	226	240	466
Corporate Human Resources & Administration	43	38	81
Corporate Marketing	35	4	39
Community Development	114	19	133
Sales	36	1,406	1,442
Information System Department	128	20	148
Corporate Accounts	79	55	134
Office of the CEO, COO, CIO	10	0	10
Legal and Group Secretarial	6	2	8
Conference & Trade Show Services	44	58	102
Total	721	1,842	2,563

Share Ownership

Information on the ownership of our Common Shares is given under Item 7, Major Shareholders and Related Party Transactions.

Equity Compensation Plans

We established The Global Sources Employee Equity Compensation Trust (the “Trust”) on December 30, 1999.  The Trust is administered by Appleby Trust (Bermuda) Ltd (previously known as “Harrington Trust Limited”) (“Appleby Trust”), as trustee.  The purpose of the Trust is to administer monies and other assets contributed to the trustee for the establishment of equity compensation and other benefit plans, including the Equity Compensation Plans Numbers I to VII described below.  The number of shares that may be sold pursuant to these plans is limited to the number of our shares held by the Trust.  Following our takeover of Trade Media on April 14, 2000, the Trade Media shares were exchanged for our common shares.  These Trade Media shares currently represent our common shares.  As of  April 30, 2007, the Trust holds 2,141,865 of our common shares.    Trust has informed us that it does not intend to acquire any additional shares.  In exercising its powers, including the voting of securities held in the Trust, the trustee may be directed by a plan committee, selected by the board of directors of one of our wholly owned subsidiaries.

Pursuant to a Declaration of Trust dated November 28, 2006 by Appleby Trust, “The Global Sources Equity Compensation Trust 2007” (“2007 Trust”) was established. The 2007 Trust is administered by Appleby Trust as trustee. The purpose of the 2007 Trust is to administer shares contributed by us to the 2007 Trust from time to time in connection with providing equity compensation benefits under The Global Sources Equity Compensation (2007) Master Plan described below. As of April 30, 2007, no shares have been contributed by us to the 2007 Trust yet. In exercising its powers under the Trust, the Trustee may be directed by a plan committee to be constituted and appointed by us.  The plan committee (“ECP 2007 Plan Committee”) was constituted and appointed by the Board of Directors on February 15, 2007.

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

The non-cash compensation expense associated with the awards under ECP II and ECP III of approximately $2,904,000 and $2,357,000, respectively, were recognized ratably over the three year vesting term of the respective awards.

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

The Equity Compensation Plan committee approved the awards of common shares under ECP IV and ECP V on January 23, 2001.  The Equity Compensation Plan Committee approved additional awards of common shares under ECP IV on various dates during the year 2001 and under ECP V on various dates during the years 2001 and 2002 and on January 2, 2004, , on January 2, 2005, on December 31, 2005, on January 17, 2007 and on May 2, 2007.

The non-cash compensation expenses associated with the above awards under ECP IV and ECP V of approximately $3,030,000 and $2,748,000 respectively, are recognized over the five year vesting term of the respective awards.

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

The non-cash compensation expenses associated with the awards in accordance with ECP VI totaling approximately $1,399,000 are recognized over the five year vesting term of the respective awards.

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

The Equity Compensation Plan committee approved the awards of common shares under ECP VII in January 2002 and made further awards on March 31, 2003, on June 19, 2003, on January 2, 2004 (as revised on May 7, 2004), on January 3, 2005, on February 13, 2006 and on May 19, 2006.  The non-cash compensation expenses associated with the above awards under ECP VII of approximately $13,026,000 are recognized over the six year vesting term of the respective awards.

The Global Sources Equity Compensation (2007) Master Plan

A new equity compensation plan, known as “The Global Sources Equity Compensation (2007) Master Plan” (“ECP 2007 Master Plan”) was approved by our shareholders on May 8, 2006. The ECP 2007 Master Plan commenced with effect on January 1, 2007 and, unless terminated earlier by our Board of Directors, will expire on December 31, 2012. Our, our subsidiaries’, and our and our subsidiary’s independent contractor’s employees, directors and consultants (“Team Members”), are eligible to be awarded grants of our common shares under the ECP 2007 Master Plan. The grantees and the number of shares to be awarded, and the vesting rules and other terms and conditions, are to be as determined by the ECP 2007 Plan Committee, who are authorized under the ECP 2007 Master Plan to issue supplementary or subsidiary documents to set out and evidence such vesting rules and other terms and conditions. The total number of shares to be issued under the ECP 2007 Master Plan is subject to a  limit of 3,000,000 common shares.

On November 7, 2006, we filed a Form S-8 Registration Statement under the Securities Act of 1933, with the U.S. Securities and Exchange Commission, for up to 3,000,000 common shares to be issued under the ECP 2007 Master Plan.

On March 6, 2007, the Plan Committee approved and issued “The Global Sources Share Grant Award Plan” as a supplementary or subsidiary document to the ECP 2007 Master Plan. Under the plan, the ECP 2007 Plan Committee is to determine who amongst eligible Team Members will be granted awards of shares and the number of shares to be awarded to them, and to determine the vesting schedule for such awards. The plan commenced with effect on March 6, 2007, and will terminate upon the expiration or termination of the ECP 2007 Master Plan, or upon the liquidation of the Company, or upon termination by the ECP 2007 Plan Committee, whichever is the earliest to occur. The ECP 2007 Plan Committee approved awards of common shares under the plan on March 29, 2007 and April 16, 2007. The non-cash compensation expenses associated with the award of approximately $3,837,000 are recognized over the six year vesting term of the award.

On March 6, 2007, the Plan Committee approved and issued “The Global Sources Retention Share Grant Plan” as a supplementary or subsidiary document to the ECP 2007 Master Plan. Persons eligible to receive grants under the plan are persons who have been Team Members for at least five years, who retire “in good standing” (as determined by the ECP 2007 Plan Committee), and who would otherwise have their unvested  shares (under any applicable equity compensation plans) forfeited upon retirement.  The ECP 2007 Plan Committee is to determine who amongst eligible persons will be granted awards of common shares. The number of common shares to be awarded to such grantees are calculated according to a formula defined in the plan, and will vest in equal installments over a period of five years after retirement, subject to certain non-compete terms and the grantees remaining “in good standing”. The plan commenced with effect on March 6, 2007, and will terminate upon the expiration or termination of the ECP 2007 Master Plan, or upon the liquidation of the Company, or upon termination by the ECP 2007 Plan Committee, whichever is the earliest to occur. As of April 30, 2007, no awards have been made under the plan.

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

For grants attributable to the year 2001, the option price was 15% less than the average closing price of the shares for the last 5 trading days of the previous calendar year.  The award vested over 4 years, with one-quarter of the shares vesting each year.  Full payment was required upon exercising the option.  Upon resignation of an eligible Director, all unvested shares would be forfeited and the option price received for the forfeited unvested shares would be refunded.  Only one Director accepted the offer on February 10, 2001 for the 26,620 shares granted under the option.  $164,200 out of the proceeds received for this plan was included in additional paid-in capital.  On February 28, 2002, 2003, 2004 and 2005, the Company issued to the Director the 7,321,7,321,7,321 and 6,655 common shares, respectively, that vested on those dates.

At the Board of Directors’ meeting on November 1to 2, 2001, the Board of Directors approved amendments to the terms of the plan for prospective grants, to require only 15% of the exercise price to be paid upon the exercise date, and to provide that the resignation of a Director would no longer result in a forfeiture of the subscribed shares.  The plan entitled the Directors to a grant of options at a price established at the prior year-end.  The ownership of the awards would transfer after 4 years.  Optionees must pay 15% of the option price, which was the average closing price of the shares for the last 5 trading days of the year 2001, at the time of exercising the option.  The balance of 85% must be paid on or before the end of the holding period.  The resignation of a Director following his or her exercise of the grant of options and payment of the option price would not cause a forfeiture of the subscribed shares.  All the eligible non-employee Directors accepted the offer before February 28, 2002  and $49,896 was received towards the 15% of the option price.

 During the year 2006, the Company received before the end of the holding period, the balance 85% amounting to $282,774 from the Directors and the shares were issued to the Directors on February 28, 2006. Out of the total proceeds, $800 being the par value of the shares issued, was included in share capital and the balance of $331,870 was included in additional paid in capital.

At the Board of Directors’ meeting on February 27, 2002, the Board of Directors approved amendments to the terms of the plan for prospective grants, to require only 10% of the exercise price to be paid upon the exercise date.  The plan entitled the Directors to a grant of options at a price established at the prior year-end.  The ownership of the awards would transfer after 4 years.  Optionees must pay 10% of the option price, which was the average closing price of the shares for the last 5 trading days of the year 2002, at the time of exercising the option.  The balance of 90% must be paid on or before the end of the holding period.  The resignation of a Director following his or her exercise of the grant of options and payment of the option price would not cause a forfeiture of the subscribed shares.  Three eligible directors accepted the offer before February 28, 2003.  The $29,700 received towards the 10% of the option price was included in the additional paid-in capital in 2003.

On May 8, 2003, the shareholders of the Company approved amendments to the 2000 Non-Employee Directors Share Option Plan, to allow both employee and non-employee Directors to participate prospectively in the plan.  The plan was renamed as the Directors Purchase Plan by the Board of Directors at their meeting on August 14, 2003.

Directors purchasing the shares under the plan must pay 10% of the purchase price, which is the average closing price of the shares for the last 5 trading days of the year 2003, on or before February 28, 2004.  The balance of 90% must be paid by February 28, 2008 and the shares would be issued thereafter.  The resignation of a Director following his or her purchase of the shares and payment of the 10% initial installment would not cause a forfeiture of the subscribed shares.  Six Directors opted to purchase 29,282 shares each and one director opted to purchase part of the29,282 shares.  The amount of $92,069 received towards the 10% of the purchase price was included in the additional paid-in capital in 2004.

As per the terms of the Directors Purchase Plan, Directors purchasing the shares under the plan in the year 2005 must pay 10% of the purchase price, which was the average closing price of the shares for the last 5 trading days of the year 2004, on or before February 28, 2005.  The balance of 90% must be paid by February 28, 2009 and the shares would be issued thereafter.  The resignation of a Director following his or her purchase of the shares and payment of the 10% initial installment would not cause a forfeiture of the subscribed shares.  Five directors opted to purchase 26,620 shares each.  The amount of $118,156 received towards the 10% of the purchase price was included in the additional paid-in capital in 2005.At the Board of Directors’ meeting on 4 and 5 November 2005, the Board of Directors adopted a definitive form of the Directors Purchase Plan, known as the “Directors Purchase Plan (as of 5 November 2005)”, which consolidated and clarified matters in earlier forms of the Directors Purchase Plan and previous shareholders’ and Board of Directors’ approvals and resolutions pertaining thereto.

As per the terms of the Directors Purchase Plan (as of 5 November 2005), Directors purchasing the shares under the plan in the year 2006, must pay 10% of the purchase price which was the average closing price of the shares for the last 5 trading days of the year 2005, on or before February 28, 2006.  The balance of 90% must be paid by February 28, 2010 and the shares will be issued thereafter.  Failing to pay the 90% balance of the purchase price before the end of the holding period will result in the 10% deposit being forfeited and any and all rights under the purchase right and to the issuance of shares will automatically lapse and expire, and the shares will not be issued.  The resignation of a Director following his or her purchase of the shares and payment of the 10% initial installment will not cause a forfeiture of the unissued shares, provided that the balance of the purchase price is paid in full on or before the due date thereof.  Four directors opted to purchase 24,200 shares each.  The amount of $76,768 received towards the 10% of the purchase price will be included in the additional paid-in capital.

On November 7, 2006, we filed a Form S-8 Registration Statement under the Securities Act of 1933, with the U.S. Securities and Exchange Commission, for up to 530,000 common shares to be issued under the Directors Purchase Plan (as of November 5, 2005).

As per the terms of the Directors Purchase Plan (as of November 5, 2005), Directors purchasing the shares under the plan in the year 2007 must pay 10% of the purchase price which was the average closing price of the shares for the last 5 trading days of the year 2006, on or before February 28, 2007.  The balance of 90% must be paid by February 28, 2011 and the shares will be issued thereafter.  Failing to pay the 90% balance of the purchase price before the end of the holding period will result in the 10% deposit being forfeited and any and all rights under the purchase right and to the issuance of shares will automatically lapse and expire, and the shares will not be issued.  The resignation of a Director following his or her purchase of the shares and payment of the 10% initial installment will not cause a forfeiture of the unissued shares, provided that the balance of the purchase price is paid in full on or before the due date thereof.  Four directors opted to purchase 22,000 shares each and one director opted to purchase part of the 22,000 shares.  The amount of $154,782 received towards the 10% of the purchase price will be included in the additional paid-in capital in 2007.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

The following table sets forth information about those persons who hold more than 5% of our common shares and the share ownership of our directors and officers as a group.  The information is based upon our knowledge of the share ownership of such persons on April 30, 2007.

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

On November 27, 2003, Merle A. Hinrichs acquired 20,010,051 of our common shares, after adjustment to reflect the share split resulting from our four bonus share distributions of one share for every ten shares held as of March 1, 2004, as of March 4, 2005, as of March 15, 2006 and as of March 16, 2007, representing 47.3% of the outstanding common shares, from Hung Lay Si Co. Ltd.  As a result, Mr. Hinrichs owns approximately 61.3% of our outstanding common shares as of April 30, 2007.  As consideration for the purchase of the common shares, Mr. Hinrichs agreed to pay Hung Lay Si Co. Ltd. the purchase price of $109,337,056 payable on November 27, 2013.  Mr. Hinrichs has granted to Hung Lay Si Co. Ltd. a security interest in all 18,190,955 common shares he purchased pending payment of the consideration.  A copy of the purchase agreement and security agreement was filed by Mr. Hinrichs with the SEC on Schedule 13D on December 8, 2003, and jointly by the Trust and Hung Lay Si Co. Ltd. on Schedule 13D/A on the same day, and reference is made to those filings for the complete terms of the transaction.  The agreements provide that in the event of cash dividends declared and paid by us, Mr. Hinrichs will pay to Hung Lay Si Co. Ltd. 50% of the dividends for any of the common shares purchased by Mr. Hinrichs that remain subject to Hung Lay Si Co. Ltd.’s security interest in the shares.  If Mr. Hinrichs wishes to transfer or sell any shares subject to those agreements to someone other than Hung Lay Si Co. Ltd., Hung Lay Si Co. Ltd. has a right of first refusal to offer to purchase those shares.  If Hung Lay Si Co. Ltd. waives its right to purchase the shares, upon consummation of a sale to the other person, at least 80% of the proceeds of the sale will be applied to the payment of the purchase price.  Hung Lay Si Co. Ltd. may also be deemed, under Securities and Exchange Commission rules, to be a beneficial owner of the shares in which it has a right of first refusal and a security interest.

	Common Shares Beneficially Owned
Name of Beneficial Owner	Shares	Percentage
Merle A. Hinrichs	25,955,612	61.3%
Hung Lay Si Co. Ltd	3,467,367	8.2%
Appleby Trust (Bermuda) Ltd. (previously know as “Harrington Trust Limited”)	2,143,379	5.1%
Jeffrey J. Steiner (1)	492,163	1.2%
Eddie Heng Teng Hua	*	*
J. Craig Pepples	*	*
Bill Georgiou	*	*
Sarah Benecke	*	*
David F. Jones	*	*
Roderick Chalmers	*	*
James Watkins	*	*
All officers and directors as a group (9 persons)	26,764,039	63.2%
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

At April 30, 2007, we believe that 10,222,412 of our shares or 24.15%, were beneficially owned by U.S. holders and there were 742 shareholders of record in the U.S. (excluding any U.S. holders who may be holding our shares through brokerage firms).

Mr. Merle A. Hinrichs, our Chairman and Chief Executive Officer, beneficially owns approximately 61.3% of our common shares and is deemed our controlling shareholder

Our major shareholders do not have different voting rights.  We do not know of any arrangement which may at a subsequent date result in a change in control of our company.

Related Party Transactions

We have extended loans to some of our employees for the sole purpose of financing the purchase or lease of a residence.  The loans for the purchase of a residence are secured by that residence, bear interest at a rate of LIBOR plus 2 to 3%, generally have a term of ten years and become due and payable immediately upon the termination of the employee’s employment.  The loans for the lease of a residence are unsecured, interest free and are repayable in equal monthly installments over the period of the lease, which is typically less than or equal to 12 months.  The maximum loan amounts are limited to the lower of the aggregate of two years’ gross compensation of the borrower or $500,000.  The loans were made upon terms and subject to conditions that are more favorable to the borrowers than those that would customarily be applied by commercial lending institutions in the borrower’s country of employment.  Since the beginning of 2000, the largest aggregate amount of indebtedness of Mr. Pepples to us, outstanding at any time during such period, was approximately $32,233. Mr. Pepples has repaid his loan in full in November 2002.  Mr. Pepples’ loan was interest free and unsecured.  Except for the aforementioned loan, there were no other loans due from our directors and executive officers as at December 31, 2004, 2005 and 2006.  We do not expect to extend loans to our directors or executive officers to the extent such loans would be prohibited by the Sarbanes-Oxley Act of 2002.

We lease approximately 82,122 square feet of our office facilities from companies controlled by a wholly-owned subsidiary of Hung Lay Si Co. Ltd. under cancelable and non-cancelable operating leases and incur building maintenance services fees to our former affiliated companies.  We incurred rental, building services expenses and reimbursement of membership fees for use of club memberships of $888,574 during the year ended December 31, 2006.  We also receive investment consultancy services from wholly-owned subsidiaries of Hung Lay Si Co. Ltd.  The expenses incurred for these services during the year ended December 31, 2006 was $50,000.

We believe these transactions are commercially reasonable in the jurisdictions where we operate and for our employees where they reside or work.

ITEM 8. FINANCIAL INFORMATION

GLOBAL SOURCES LTD. AND SUBSIDIARIES

Index to Consolidated Financial Statements

December 31, 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS

To the Board of Directors and Shareholders of

Global Sources Ltd.

We have audited the accompanying consolidated balance sheets of Global Sources Ltd. (a company incorporated under the laws of Bermuda) and its subsidiaries as of December 31, 2006 and 2005, and the related consolidated statements of income, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2006.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting.  An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Global Sources Ltd. and its subsidiaries as of December 31, 2006 and 2005, and the consolidated results of their operations and cash flows for each of the three years in the period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

As discussed in Notes 2(v) and 2(x) to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standards No. 123(R) (revised 2004), Share-Based Payment, effective January 1, 2006, which requires the Company to recognize expense related to the fair value of share-based compensation awards. Also, as described in Note 2(z) to the consolidated financial statements, the Company adopted Securities and Exchange Commission Staff Accounting Bulletin (“SAB”) No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in the Current Year Financial Statements, effective September 30, 2006. In accordance with the transition provisions of SAB No. 108, the Company recorded a cumulative decrease to retained earnings as of January 1, 2006 for correction of prior period errors in recording equity-based compensation charges.

/s/  ERNST & YOUNG

Singapore
April 17, 2007

GLOBAL SOURCES LTD. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

	At December 31	At December 31
	2005	2006
ASSETS
Current Assets:
Cash and cash equivalents	$94,321	$25,192
Available-for-sale securities	23,982	130,603
Accounts receivable, net	5,545	6,468
Receivables from sales representatives	5,659	13,238
Inventory of paper	866	889
Prepaid expenses and other current assets	10,585	14,174
Total Current Assets	140,958	190,564
Property and equipment, net	28,178	28,374
Long term investments	100	100
Bonds held to maturity, at amortized cost	463	289
Other assets	1,981	1,562
Total Assets	$171,680	$220,889
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities:
Accounts payable	$5,484	$6,804
Deferred income and customers’ prepayments	52,624	62,036
Accrued liabilities	6,644	12,427
Income taxes payable	405	751
Total Current Liabilities	65,157	82,018
Liabilities for incentive and bonus plans	307	102
Deferred income and customers’ prepayments – long term	348	1,802
Deferred tax liability..	436	403
Total Liabilities	66,248	84,325
Minority interest	6,191	2,913

Shareholders’ Equity:
Common shares, US$0.01 par value; 75,000,000 shares authorized; 42,271,144 (2005: 42,174,344) shares issued and outstanding	422	423
Additional paid in capital	127,708	125,832
Retained (deficit) earnings	(21,199)	4,830
Less: Unearned compensation	(7,900)	-
Accumulated other comprehensive income	210	2,566
Total Shareholders’ Equity	99,241	133,651
Total Liabilities and Shareholders’ Equity	$171,680	$220,889

The accompanying notes are an integral part of these financial statements.

GLOBAL SOURCES LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME

(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

	Year Ended December 31,
	2004	2005	2006

Revenue:
Online and other media services	$92,325	$97,062	$113,097
Exhibitions	13,010	14,300	42,122
Miscellaneous	511	832	1,262
	105,846	112,194	156,481

Operating Expenses:
Sales	30,582	34,415	50,380
Event production	3,774	3,920	18,414
Community	17,983	20,726	24,885
General and administrative	31,395	34,666	38,945
Online services development	4,564	4,235	4,499
Amortization of software costs .	1,480	1,335	1,250
Total Operating Expenses	89,778	99,297	138,373
Income from Operations	16,068	12,897	18,108
Interest and dividend income	219	1,624	5,571
Gain on sale of available-for-sale securities	1,120	977	309
Gain on sale of shares to minority shareholder and interest income thereon	-	-	7,906
Loss on investment, net	-	-	(743)
Foreign exchange gains (losses), net	240	(80)	(714)
Income before Income Taxes	17,647	15,418	30,437
Income Tax Expense	(651)	(759)	(899)
Net Income before Minority Interest	$16,996	$14,659	$29,538
Minority interest	(1,227)	(1,281)	(1,909)
Net Income before cumulative effect of change in accounting principle	$15,769	$13,378	$27,629
Cumulative effect of change in accounting principle	-	-	251
Net Income	$15,769	$13,378	$27,880
Basic net income per common share before cumulative effect of change in accounting principle	$0.41	$0.32	$0.65
Cumulative effect of change in accounting principle	$-	$-	$0.01
Basic net income per common share	$0.41	$0.32	$0.66
Diluted net income per common share before cumulative effect of change in accounting principle	$0.41	$0.32	$0.65
Cumulative effect of change in accounting principle	$-	$-	$0.01
Diluted net income per common share	$0.41	$0.32	$0.66
Common shares used in basic net income per common share calculations (Note 2(u))	37,069,610	39,735,854	40,628,354
Common shares used in diluted net income per common share calculations (Note 2(u))	37,137,970	39,802,129	40,698,957
Basic net income per non-vested restricted share before cumulative effect of change in accounting principle	$0.41	$0.32	$0.65
Cumulative effect of change in accounting principle	$-	$-	$0.01
Basic net income per non-vested restricted share	$0.41	$0.32	$0.66
Diluted net income per non-vested restricted share before cumulative effect of change in accounting principle	$0.41	$0.32	$0.65

GLOBAL SOURCES LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME

(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

Cumulative effect of change in accounting principle	$-	$-	$0.01
Diluted net income per non-vested restricted share	$0.41	$0.32	$0.66
Non-vested restricted shares used in basic net income per non-vested restricted share calculations (Note 2(u))	1,466,898	1,621,926	1,627,408
Non-vested restricted shares used in diluted net income per non-vested restricted share calculations (Note 2(u))	1,466,898	1,621,926	1,627,408

Note:  a.Non-cash compensation expenses associated with the employee equity compensation plans and Directors Purchase Plan included under various categories of expenses are approximately as follows:  sales expenses: $1,790 (2005:  $505, 2004:  $626), community: $145 (2005:  $103, 2004:  $93), general and administrative:, $1,950 (2005:  $1,025, 2004:  $1,066), and online services development expenses: $181 (2005:  $315, 2004:  $332).

The accompanying notes are an integral part of these financial statements.

GLOBAL SOURCES LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

(In U.S. Dollars Thousands)

	Year Ended December 31,
	2004	2005	2006
Cash flows from operating activities:
Net income	$15,769	$13,378	$27,880
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	4,052	3,975	4,678
Profit on sale of equipment	(1)	(12)	(30)
Accretion of U.S. Treasury strips zero % coupon	(57)	(37)	(26)
Unrealized dividend income on available-for-sale securities	(7)	(134)	-
Unrealized interest income on available-for-sale securities	-	-	(1,036)
Bad debts (written back) expense	(716)	18	216
Non-cash compensation expense	2,117	1,948	4,066
Gain on sale of shares to minority shareholder and interest income thereon	-	-	(7,906)
Cumulative effect of change in accounting principle	-	-	(251)
Income attributable to minority shareholder	1,227	1,281	1,909
Equipment written off	26	86	2
	22,410	20,503	29,502
Changes in assets and liabilities:
Accounts receivables	76	(416)	(1,139)
Receivables from sales representatives	476	(2,252)	(7,579)
Inventory of paper	(47)	(116)	(23)
Prepaid expenses and other current assets	(1,036)	(7,525)	(3,589)
Long term assets	(2,024)	1,279	419
Accounts payable	366	686	1,320
Accrued liabilities and liabilities for incentive and bonus plans	(97)	563	5,578
Deferred income and customer prepayments	2,741	22,777	10,866
Tax liability	(391)	130	313
Net cash provided by operating activities	22,474	35,629	35,668

Cash flows from investing activities:
Purchase of property and equipment	(21,111)	(7,338)	(4,876)
Proceeds from sales of equipment	2	13	30
Proceeds from matured bonds	383	240	200
Purchase of available-for-sale securities	(131,444)	(363,544)	(531,979)
Proceeds from sale of available-for-sale securities	155,976	349,705	428,750
Net proceeds from sale of shares to minority shareholder, interest received thereon and repurchase of share dividends from minority shareholder	-	-	2,719
Net cash generated from (used in) investing activities	3,806	(20,924)	(105,156)

Cash flows from financing activities:
Repayment of amount due to a shareholder	(11,404)	-	-
Proceeds from issue of common shares, net of share issue expenses	-	38,303	-
Amount received towards directors purchase plan	92	118	359
Net cash (used in) generated from financing activities	(11,312)	38,421	359

Net increase (decrease) in cash and cash equivalents	14,968	53,126	(69,129)
Cash and cash equivalents, beginning of the year	26,227	41,195	94,321
Cash and cash equivalents, end of the year	$41,195	$94,321	$25,192

Supplemental cash flow disclosures:
Income tax paid	$1,042	$629	$586

The accompanying notes are an integral part of these financial statements.

GLOBAL SOURCES LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(In U.S. Dollars Thousands, Except Number of Shares)
	Common shares
	Number of shares	Amounts	Additional paid in capital	Retained (deficit) earnings	Unearned compensation	Accumulated other comprehensive income	Total shareholders’ equity
Balance at December 31, 2003	38,530,368	$385	$81,829	$(50,346)	$(4,563)	$675	$27,980
Net income	—	—	—	15,769	—	—	$15,769
Non-cash compensation expense	—	—	4,386	—	—	—	$4,386
Unearned compensation	—	—	—	—	(2,268)	—	$(2,268)
Amount received towards directors -purchase plan	—	—	92	—	—	—	$92
Issuance of shares under directors -purchase plan	7,321	—	—	—	—	—	—
Reclassification adjustment for gains, net of losses included in net income, net of income tax of $NIL	—	—	—	—	—	(1,212)	$(1,212)
Unrealized gain on available-for-sale securities, net of income tax of $NIL	—	—	—	—	—	776	$776
Balance at December 31, 2004	38,537,689	$385	$86,307	$(34,577)	$(6,831)	$239	$45,523
Net income	—	—	—	13,378	—	—	$13,378
Non-cash compensation expense	—	—	3,017	—	—	—	$3,017
Unearned compensation	—	—	—	—	(1,069)	—	$(1,069)
Amount received towards directors -purchase plan	—	—	118	—	—	—	$118
Issuance of shares under directors -purchase plan	6,655	—	—	—	—	—	—
Issuance of common shares, net of share issue expenses	3,630,000	37	38,266	—	—	—	$38,303
Reclassification adjustment for gains, net of losses included in net income, net of income tax of $NIL	—	—	—	—	—	(977)	$(977)
Unrealized gain on available-for-sale securities, net of income tax of $NIL	—	—	—	—	—	948	$948
Balance at December 31, 2005	42,174,344	$422	$127,708	$(21,199)	$(7,900)	$210	$99,241
Transition adjustment on adoption of SAB108 (Note 2 (z))	—	—	1,851	(1,851)	—	—	—
Balance at January 1, 2006 (adjusted)	42,174,344	$422	$129,559	$(23,050)	$(7,900)	$210	$99,241
Net income before cumulative effect of change in accounting principle recorded upon adoption of SFAS No. 123(R)	—	—	—	27,629	—	—	—
Cumulative effect of change in accounting principle recorded upon adoption of SFAS No. 123(R) (Note 2 (x))	—	—	—	251	—	—	—
Net income	—	—	—	27,880	—	—	$27,880
Non-cash compensation expense	—	—	4,066	—	—	—	$4,066
Unearned compensation	—	—	(7,900)	—	7,900	—	—
Amount received towards directors - purchase plan and issuance of shares under the plan	96,800	1	358	—	—	—	$359
Cumulative effect of change in accounting principle recorded upon adoption of SFAS No. 123(R)	—	—	(251)	—	—	—	$(251)
Reclassification adjustment for gains, net of losses included in net income, net of income tax of $NIL	—	—	—	—	—	(309)	$(309)
Unrealized gain on available-for-sale securities, net of income tax of $NIL	—	—	—	—	—	2,665	$2,665
Balance at December 31, 2006	42,271,144	$423	$125,832	$4,830	—	$2,566	$133,651

The accompanying notes are an integral part of these financial statements.

GLOBAL SOURCES LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

1)    The Company

The Company’s principal business is to provide services that allow global buyers to identify suppliers and products, and enable suppliers to market their products to a large number of buyers.  The Company’s primary online service is creating and hosting marketing websites that present suppliers’ product and company information in a consistent, easily searchable manner on Global Sources Online.  Complementing this service are various trade magazines.  The Company launched China Sourcing Fairs exhibitions in 2003.  These offer international buyers direct access to China and other Asian manufacturers.  The Company’s businesses are conducted primarily through Trade Media Limited, its wholly owned subsidiary, which was incorporated in October 1984 under the laws of Cayman Islands.  Through certain other wholly owned subsidiaries, the Company also organizes China Sourcing Fairs exhibitions, conferences and exhibitions on technology related issues, licenses Asian Sources / Global Sources Online and catalog services and re-sells products that are purchased on consignment basis.

2)     Summary of Significant Accounting Policies

(a)    Basis of Consolidation and Presentation

(i)
The accompanying consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles and comprise the financial statements of the Company and its subsidiaries.  All significant inter-company transactions and balances have been eliminated on consolidation.

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

As the Company’s objective and intent is not to generate profit from short-term price fluctuations, the Company classified its investments as available-for-sales securities, in accordance with SFAS No. 115, “Accounting for Certain Investments in Debts and Equity Securities”.

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

(e)    Inventory of Paper

Inventory of paper is stated at the lower of cost or market value.  Cost is determined on the first-in, first-out basis. Cost includes the purchase cost and the delivery costs incurred in bringing the paper inventory to the warehouse.

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

GLOBAL SOURCES LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

The Company expensed $241, $66 and $7 during the years ended December 31, 2004, 2005 and 2006, respectively, for the costs incurred prior to the establishment of the technological feasibility with respect to the development of products.

(g)    Intangible Assets

The Company adopted SFAS No. 142, “Goodwill and Other Intangible Assets”, effective on January 1, 2002, to account for intangible assets.  The net intangible assets as of December 31, 2005 and 2006 was $NIL for both years.

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

(i)    Impairment of Long-lived Assets

The Company reviews the carrying value of its long-lived assets and will recognize an impairment loss whenever events or changes in circumstances indicate the carrying amount of the assets may not be fully recoverable. The recoverability of an asset is measured by a comparison of the carrying amount of an asset to the estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment loss, measured based on the difference between the carrying amount of the asset and its fair value, is recognized.  There was no impairment of the Company’s property and equipment as of December 31, 2006 and 2005.

(j)    Revenue Recognition

The Company derives its revenues from advertising fees in its published trade magazines and websites, sales of trade magazines and reports, fees from licensing its trade and service marks, organizing exhibitions and business seminars, commission income from consignment sales.

Revenues from advertising in trade magazines and websites are recognized ratably over the period in which the advertisement is displayed.  Advertising contracts do not exceed one year.  Revenue from sales of trade magazines and reports is recognized upon delivery of the magazine / report. Magazine subscriptions received in advance are deferred and recognized as revenue upon delivery of the magazine. Revenue from organizing exhibitions and business seminars is recognized at the conclusion of the event and the related direct event production costs are deferred and recognized as expenses upon conclusion of the event. When multiple deliverables are contracted under a single arrangement, the Company allocates the total considera-

GLOBAL SOURCES LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

tion to each unit of accounting on a pro-rata method based on its relative percentage of the total fair value of all units of accounting included in the arrangement.

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

(l)    Advertising Expenses and Magazine Mailing Costs

The event specific advertising and promotion costs incurred for events to be held in future financial years are expensed by the year-end in which the expenses are incurred.  Other advertising and promotion expenses are expensed as incurred.  The Company recorded advertising and promotion expenses of $2,679, $3,612 and $7,483 during the years ended December 31, 2004, 2005 and 2006, respectively.

The mailing costs incurred for sending the trade magazines and reports to the readers are included under community costs. The Company recorded such mailing costs of $3,160, $3,553 and $3,535 during the years ended December 31, 2004, 2005 and 2006, respectively.

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

(q)    Minority Interest

In 2000, the Company’s wholly-owned subsidiary, Trade Media Holdings Limited (“TMH”), entered into an agreement with United Business Media B.V. (which subsequently changed its name to United Professional Media B.V.) (“UPM”), to set-up a  Barbados corporation (eMedia Asia Ltd.) to provide new technology content, media and e-commerce services to the electronics technology market in Asia.

TMH holds a 60.1% controlling equity interest in eMedia Asia Ltd., and the Company consolidates the results of eMedia Asia Ltd.’s operations.

The remaining 39.9% equity interest in eMedia Asia Ltd. was held by UPM, and as part of obtaining its 39.9% equity interest, UPM committed to pay $6,000 and interest thereon to TMH upon the payment of specified future dividends of eMedia Asia Ltd. (“Loan”). The Loan was secured by a charge in favour of TMH over 199 common shares of eMedia Asia Ltd. held by UPM (“Charge”).

Pursuant to an internal restructuring within UPM’s group, UPM’s 39.9% interest in eMedia Asia Ltd. and associated obligations (including those under the Loan and Charge) were novated and assigned first to UPM’s related company United Information Group B.V. (“UIG”) in September 2003, and then subsequently by UIG to another related company UBM Asia B.V. (“UBM Asia”) in October 2003.

Under the laws of the country of incorporation of eMedia Asia Ltd, a company is not allowed to pay cash dividends as long as it has retained losses. No dividends have been declared by eMedia Asia Limited, and accordingly the Loan was not paid in prior years. Due to the contingent nature of the Loan payment, the Company did not record in its prior years’ balance sheet the Loan receivable of $6,000 due from UPM/UIG/UBM Asia and no interest income was accrued as at December 31, 2005 and 2004.

eMedia Asia Ltd. had excess reserves of cash as it is not allowed to pay cash dividends. In October 2006, approval of the board of directors and the shareholders of eMedia Asia Ltd. were obtained for distribution of the excess cash in eMedia Asia Ltd. to shareholders of eMedia Asia Ltd., by way of a one-for-one issue of new shares (as share dividends) and then a purchase back by eMedia Asia Limited of those share dividends and a consequent reduction of its share capital.

Pursuant thereto, eMedia Asia Ltd. completed the issuance of 1,000 shares to its shareholders as share dividends, the subsequent purchase of those 1,000 shares (at a price of $13,000 per share) and distribution of the total amount of $13,000 to its shareholders by way of a share purchase dividend, and the reduction of its share capital through the cancellation of those 1,000 purchased shares.

UBM Asia also fully re-paid the Loan principal of $6,000 and the $1,906 interest thereon to TMH.  The Loan and Charge were consequently discharged. The Company recorded the $1,906 interest received and the $6,000 principal received as a gain on sale of shares to minority shareholder and interest income thereon during the year ended December 31, 2006 as the contingency was resolved and the full payment has been received.

GLOBAL SOURCES LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

The minority interest liability of $6,191 and $2,913 as at December 31, 2005 and 2006, respectively, reflects UBM Asia’s proportionate interest in the net book value of eMedia Asia Ltd.

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

The financial statements of the subsidiaries reported in their respective local currencies are translated into U.S. dollars for consolidation as follows:  assets and liabilities at the exchange rate as of the balance sheet date, shareholders’ equity at the historical rates of exchange, and income and expense amounts at the average monthly exchange rates.  The cumulative translation differences were not material as of December 31, 2005 and 2006.

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

Comprehensive income consists of the following:
	Year Ended December 31,
	2004	2005	2006
Unrealized gain on available-for-sale securities, net of income tax of $NIL	$776	$948	$2,665
Reclassification adjustment for gains, net of losses included in net income, net of income tax of $NIL	$(1,212)	$(977)	$(309)
Net income	$15,769	$13,378	$27,880
	$15,333	$13,349	$30,236

GLOBAL SOURCES LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

(u)    Basic and Diluted Net Income Per Share

The Company disclosed the earnings per share under two-class method, prescribed by SFAS No. 128 and EITF Issue No. 03-6. The net income has been allocated to non-vested restricted shares under the Company’s stock compensation plans and common shares outstanding during the period in the ratio of respective class of shares to the combined weighted average shares of both the classes.

Basic net income per share is computed by dividing net income allocated to each class of shares by the weighted average number of shares of the respective class of shares outstanding during the period.  Diluted net income per share is calculated using the weighted average number of outstanding shares under each class of shares, plus other dilutive potential common shares.

The following table reconciles the number of shares utilized in the net income per share calculations:

	Year Ended December 31,
	2004	2005	2006
Net income before cumulative effect of change in accounting principle	$15,769	$13,378	$27,629
Cumulative effect of change in accounting principle	-	-	251
Net income	$15,769	$13,378	$27,880
Basic net income per common share before cumulative effect of change in accounting principle	$0.41	$0.32	$0.65
Cumulative effect of change in accounting principle	$-	$-	$0.01
Basic net income per common share	$0.41	$0.32	$0.66
Diluted net income per common share before cumulative effect of change in accounting principle	$0.41	$0.32	$0.65
Cumulative effect of change in accounting principle	$-	$-	$0.01
Diluted net income per common share	$0.41	$0.32	$0.66
Weighted average common shares used in basic net income per common share calculations	37,069,610	39,735,854	40,628,354
Effect of dilutive shares	68,360	66,275	70,603
Weighted average common shares used in diluted net income per common share calculations	37,137,970	39,802,129	40,698,957
Basic net income per non-vested restricted share before cumulative effect of change in accounting principle	$0.41	$0.32	$0.65
Cumulative effect of change in accounting principle	$-	$-	$0.01
Basic net income per non-vested restricted share	$0.41	$0.32	$0.66
Diluted net income per non-vested restricted share before cumulative effect of change in accounting principle	$0.41	$0.32	$0.65
Cumulative effect of change in accounting principle	$-	$-	$0.01
Diluted net income per non-vested restricted share	$0.41	$0.32	$0.66
Weighted average non-vested restricted shares used in basic net income per non-vested restricted share calculations	1,466,898	1,621,926	1,627,408
Effect of dilutive shares	-	-	-
Weighted average non-vested restricted shares used in diluted net income per non-vested restricted share calculations	1,466,898	1,621,926	1,627,408
Antidilutive share subscriptions	-	100,000	-

GLOBAL SOURCES LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

Antidilutive share subscriptions had exercise prices greater than the average market price during the year.

(v)    Stock Based Compensation

Effective January 1, 2006, the Company adopted the provisions of SFAS No. 123(R), “Share-Based Payment” using the modified prospective application transition method, which requires application of SFAS No. 123(R) for new awards granted after the adoption of SFAS No. 123(R) and for any portion of awards granted prior to the date of adoption but have not vested as of the date of adoption of SFAS No. 123(R).

Prior to the adoption of SFAS No. 123(R), the Company accounted for stock-based compensation using the intrinsic value method prescribed in APB No. 25, “Accounting for Stock Issued to Employees” and related interpretations.  Accordingly, compensation cost of stock options was measured as the excess, if any, of the fair value of the Company’s stock at the date of the grant over the option exercise price and is charged to operations over the vesting period. Under the SFAS No. 123(R), the compensation cost associated with the stock options is measured at fair value on the grant date and portion of the award that is ultimately expected to vest is recognized as expense over the requisite service periods.

The Company’s employee stock compensation plans are share grants without any exercise price or exercise period.  Therefore, the fair value of the share grants at the date of grant approximates the intrinsic value.  As a result, the impact of fair value based accounting under SFAS No. 123(R) is not significantly different from the intrinsic value method under APB No. 25.

Prior to the adoption of SFAS No. 123(R), the Company accounted for equity instruments issued to non-employees in accordance with the provisions of SFAS No. 123 and EITF Issue No. 96-18, “Accounting for Equity Instruments that are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling Goods and Services.”  All transactions in which services are received for the issuance of equity instruments are accounted for based on the fair value of the consideration received or the fair value of the equity instrument issued, whichever is more reliably measurable.  The measurement date of the fair value of the equity instrument issued is the earlier of the date on which the counterparty’s performance is complete or the date on which it is probable that performance will occur. The equity instruments issued to non-employees are within the scope of SFAS No. 123(R), except that such equity instruments should continue to be measured using the measurement guidance of EITF Issue No. 96-18. Thus there are no significant changes required in the accounting treatment of equity instruments issued to non-employees upon the adoption of SFAS No. 123(R).

As of December 31, 2005, there was $7,900 of unearned compensation costs, related to share awards under Employee Equity Compensation Plans to our employees and non-employees.  Upon the adoption of SFAS No. 123(R) with effect from January 1, 2006, the unearned compensation costs associated with Employee Equity Compensation Plans at the beginning of the year 2006 were reversed against additional paid in capital.

The Company recognizes the compensation costs associated with share awards with graded vesting to employees on a straight-line basis over the requisite service period for the entire award.

GLOBAL SOURCES LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

The Company recognizes the compensation costs associated with share awards to non-employees on an accelerated attribution basis over the requisite service period.

Under SFAS No. 123(R) the Company is required to adjust its compensation cost for pre-vesting forfeitures i.e. an award that is forfeited prior to vesting. As the share grants to the employees include service conditions, the fair value of the awards is not adjusted subsequent to the grant date. At each reporting date, the Company would estimate the quantity of share grants expected to vest and record the compensation cost for the share grants that are expected to vest.

Prior to the adoption of SFAS No. 123(R), the Company accounted for the shares purchased by the directors under Directors Purchase Plan using the intrinsic value method prescribed in APB No. 25, “Accounting for Stock Issued to Employees” and related interpretations.  Accordingly, compensation cost relating to the shares purchased by the directors was measured as the difference between the quoted market price of the stock at the grant date and the price paid by the directors (exercise price) on the measurement date. Upon adoption of SFAS No. 123(R), the Company has utilized the Black-Scholes option-pricing model (“Black-Scholes model”) for determination of the grant date fair value and the recording of compensation cost associated with the shares purchased by the Directors under the plan.

(w)    Allowance for Doubtful Debts

The Company estimates the collectibility of the accounts receivable based on the analysis of accounts receivable, historical bad debts, customer credit-worthiness and current economic trends and maintains adequate allowance for doubtful debts.

(x)    Change in Accounting Principle

The Company adopted SFAS No. 123 (R) “Share-Based Payment”, effective January 1, 2006. Under SFAS No. 123 (R) the Company is required to adjust its compensation cost for pre-vesting forfeitures i.e. an award that is forfeited prior to vesting. Accordingly, the Company changed its accounting principle with effect from January 1, 2006, with respect to the accounting for forfeitures.

Under the new accounting principle, at each reporting date, the Company estimates the quantity of share grants expected to vest and record the compensation cost for the share grants that are expected to vest.

This change in accounting principle does not have any income tax impact.

(y)    Recent Accounting Pronouncements

In March 2006, the Emerging Issues Task Force (“EITF”) reached a consensus on Issue No. 06-3, How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That Is, Gross versus Net Presentation). EITF 06-3 provides guidance on presentation of any tax assessed by a governmental authority that is directly imposed on a revenue-producing transaction between a seller and a customer. As per EITF 06-3, the presentation of taxes on either a gross (included in revenues and costs) or a net (excluded from revenues) basis is an accounting policy decision that should be disclosed. In addition, for any such taxes that are reported on a gross basis, a company should disclose the amounts of taxes in interim and annual financial statements for each period for which income statement is presented if these amounts are significant. The EITF 06-3 guidance is applicable to financial reports for interim and annual reporting periods beginning after December 15, 2006. Earlier application is permitted. The Company is currently evaluating whether the adoption of EITF 06-3 has any impact on its consolidated financial statements.

GLOBAL SOURCES LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

In June 2006, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation ("FIN") No. 48, Accounting for Uncertainty in Income Taxes - an Interpretation of FASB Statement No. 109.  This Interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes.  This Interpretation prescribes a recognition threshold and measurement of a tax position taken or expected to be taken in a tax return, and provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.  This Interpretation is effective for fiscal years beginning after December 15, 2006.  The Company will adopt FIN 48 as of January 1, 2007, as required. The cumulative effect of adopting FIN 48 will be recorded in retained earnings and other accounts as applicable. The Company is currently evaluating whether the adoption of this Interpretation has any impact on its consolidated financial statements.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurements” (“SFAS No. 157”). This Standard defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles and expands disclosures about fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. As required under SFAS No. 157, the statement shall be applied prospectively as of the beginning of the fiscal year in which this Statement is initially applied, except that the Statement shall be applied retrospectively to certain financial instruments as of the beginning of the fiscal year in which this Statement is initially applied (a limited form of retrospective application). The Company is currently evaluating whether the adoption of SFAS No. 157 has any impact on its consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities – including an amendment of FASB Statement No. 115.” SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value. Unrealized gains and losses on items for which the fair value option has been elected will be recognized in earnings at each subsequent reporting date. SFAS No. 159 is effective for fiscal year beginning after November 15, 2007. The Company is currently evaluating whether the adoption of SFAS No. 159 has any impact on its consolidated financial statements.

(z)  Transition adjustment on adoption of SAB 108

In September 2006, the Securities and Exchange Commission (“SEC”) issued Staff Accounting Bulletin No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements,  (“SAB 108”) which provides guidance on how uncorrected errors in previous years should be considered when quantifying errors in current-year financial statements. SAB 108 is effective for fiscal years ending after November 15, 2006.  In the current year, the Company has corrected unadjusted differences (which are not material to each of the individual years in which they occurred) pertaining to the years 2000 to 2005 in the non-cash compensation expenses relating to share awards under its Employee Equity Compensation Plans. These differences arose from the incorrect application of attribution method and in the classification of share awards between employees and non-employees. Accordingly, the Company has recorded the prior years’ cumulative non-cash compensation expenses of $1,851 against the Company’s opening retained earnings and the corresponding credit is taken to additional paid in capital in accordance with SAB 108. There is no income tax impact resulting from this adjustment.

GLOBAL SOURCES LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

3.	Available-for-sale Securities

	At December 31,
	2005			2006
	Cost	Unrealized holding gain	Fair value	Cost	Unrealized holding gain	Fair value
Debt securities issued by U.S. Treasury	$17,832	$-	$17,832	$109,902	$-	$109,902
Equity securities	-	-	-	12,237	2,265	14,502
Other securities	5,940	210	6,150	5,898	301	6,199
	$23,772	$210	$23,982	$128,037	$2,566	$130,603

The contractual maturity dates of debt securities as at December 31, 2005 and 2006 were less than one year.

The gross realized gains and losses from the sale of available-for-sale securities were as follows:

	Year Ended December 31,
	2004	2005	2006
Gross realized gains	$1,278	$1,011	$309
Gross realized losses	(158)	(34)	-
	$1,120	$977	$309

The Company recorded dividend income derived from the available-for-sale securities of $NIL, $320, and $1,893 during the year ended December 31, 2004, 2005 and 2006 respectively.   The Company recorded interest income derived from the available-for-sale securities of $92, $963 and $2,945 during the year ended December 31, 2004, 2005 and 2006 respectively.

4.     Current Assets

	At December 31,
	2005	2006
Accounts receivable:
Gross trade receivables	$6,197	$7,148
Less: Allowance for doubtful debts	(652)	(680)
	$5,545	$6,468

GLOBAL SOURCES LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

Movements in allowance for doubtful debts:
	Year Ended December 31,
	2004	2005	2006
Balance at beginning of year	$2,097	$1,028	$652
Provision during the year	—	18	216
Allowance for doubtful debts written-back	(716)	—	—
Write-off during the year	(353)	(394)	(188)
Balance at end of year	$1,028	$652	$680

	At December 31,
	2005	2006
Prepaid expenses and other current assets:
Unsecured employee loans and other debtors	$71	$127
Prepaid expenses	768	870
Deferred expenses – short term	7,688	10,834
Other current assets	2,058	2,343
	$10,585	$14,174

5.           Property and Equipment, net

	At December 31,
	2005	2006
Building	$19,384	$19,384
Capital work-in-progress	855	985
Leasehold improvements	7,949	8,649
Motor vehicles	198	266
Computer equipment, software, fixtures, fittings and office equipment	18,348	20,113
Reusable trade show booths	86	191
Software development costs	3,571	3,832
Property and equipment, at cost	50,391	53,420
Less: Accumulated depreciation	(22,213)	(25,046)
	$28,178	$28,374

Depreciation expense for the years ended December 31, 2004, 2005 and 2006 was $2,572, $2,640 and $3,428 respectively and the amortization of software costs for the years ended December 31, 2004, 2005 and 2006 was $1,480, $1,335 and $1,250 respectively.  The accumulated amortization of software costs as of December 31, 2005 and 2006 was $2,280 and $3,530 respectively.

During 2004, the Company entered into an agreement to purchase approximately 9,000 sq meters of office space in a commercial building in Shenzhen, China.  The building is situated on a leasehold land.  The lease period of the land is 50 years, commencing from year 2002.  At the end of the lease period the building together with land will revert to the local government authority.  The construction was completed and the property was put to use during the year 2005.  Depreciation of the property commenced during the year 2005.  This building which is under capital lease is depreciated on a straight line basis over the remaining

GLOBAL SOURCES LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

lease term.  The depreciation expenses on the said building amounted to $311 and $414 during the year 2005 and 2006 respectively.

6.     Long-term Investments and Bonds Held to Maturity

(i)
As at December 31, 2006, the Company holds equity instruments carried at $100 in a privately held unaffiliated electronic commerce company for business and strategic purposes.  The investment is accounted for under the cost method since the ownership is less than 20% and the Company does not have the ability to exercise significant influence over the investee.  The investment is shown under long term investments in the consolidated balance sheets.

The Company’s policy is to regularly review the carrying values of the non-quoted investments and to identify and provide for when circumstances indicate impairment other than a temporary decline in the carrying values of such assets has occurred.

The net carrying value of the long term investment as at December 31, 2005 and 2006 was $100.  The Company will continue to evaluate this investment for impairment.

(ii)  U.S. Treasury strips zero % coupon

	At December 31,
	2005	2006
The amortized cost classified by date of contractual maturity is as follows:
Due within one year	$189	$195
Due after one year through five years	274	94

	$463	$289

	At December 31,
	2005	2006
The fair value based on the market price, classified by date of contractual maturity is as follows:
Due within one year	$193	$196
Due after one year through five years	280	95

	$473	$291

	At December 31,
	2005	2006
Gross unrealized holding gains	$10	$2

Proceeds from the matured U.S. Treasury strips zero % coupons during the years ended December 31, 2004, 2005 and 2006 were $383, $240 and $200, respectively.

GLOBAL SOURCES LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

7.     Other Assets

	At December 31,
	2005	2006
Employee housing loans	$152	$184
Club memberships	418	418
Deferred expenses – exhibitions – long term	541	750
Rental, utility and other deposits	870	210
	$1,981	$1,562

8.     Current Liabilities

	At December 31,
	2005	2006
Deferred income and customers’ prepayments:
Advertising	$28,846	$34,627
Exhibitions, subscription and others	23,778	27,409
	$52,624	$62,036

	At December 31,
	2005	2006
Accrued liabilities:
Salaries, wages and commissions	$1,326	$2,062
Retirement contribution plans	645	665
Current portion of liabilities for incentive and bonus plans	1,169	1,399
Printing, paper and bulk mailing cost	430	958
Sales commissions and professional fees	1,446	3,440
Others	1,628	3,903
	$6,644	$12,427

9.     Liabilities for Incentive and Bonus Plans

	At December 31,
	2005	2006
Liability for long term discretionary bonus plan	$307	$102

10.	Deferred Income and Customers’ Prepayments – Long Term

	At December 31,
	2005	2006
Exhibitions	$348	$1,802

GLOBAL SOURCES LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

11.           Related Party Transactions

The Company has extended loans to some of its employees to finance their purchase or lease of residences.  The loans for the purchase of a residence are secured by the subject residence, bear interest at a rate of LIBOR plus 2% to 3%, generally have a term of ten years and become due and payable immediately under certain circumstances, including their termination of employment with the Company.  The loans for the lease of a residence are unsecured, interest free and are repayable in equal monthly installments over the period of the lease, typically less than or equal to twelve months.  Loans due from employees for purchase of residences were $152 and $184 as of December 31, 2005 and 2006 respectively.  Loans due from employees for lease of residences were $61 and $31 as of December 31, 2005 and 2006, respectively.  There were no other loans due from the Company’s directors and executive officers as at December 31, 2005 and 2006. Other temporary advances to staff, which are generally repayable within twelve months, were $10 and $96 as of December 31, 2005 and 2006, respectively.

The Company had $11,404 due to the Former Parent Company as of December 31, 2003. Due to the disposal of the Company’s shares held by the Former Parent Company to the Company’s chairman and chief executive officer, this liability as at December 31, 2003 was reclassified and disclosed as “Amount due to a shareholder” in the Company’s consolidated balance sheet as at December 31, 2003.  The amount due to the Former Parent Company was unsecured.  This amount was fully re-paid during the year 2004. The amount due to Former Parent Company as of December 31, 2005 and 2006 was $NIL and $NIL, respectively.

12.           Liabilities for Incentive and Bonus Plans

Before the commencement of the Equity Compensation Plans the Company rewarded its senior management staff based on their current performance through long term discretionary bonus awards.  These awards are payable approximately at the end of five or ten years from the date of the award, even in the event of termination of employment unless certain non-compete provisions have been violated.  The Company did not incur any expenses related to these awards during the years ended December 31, 2004, 2005 and 2006.  The required funds were set aside for payment of the discretionary bonuses by purchasing U.S. Treasury strips zero % coupons maturing in either five or ten years.  These investments are held until maturity and the proceeds are used for payment of the discretionary bonuses.

Certain sales representatives of the Company are eligible for incentive awards under plans administered by the Company.  Costs incurred related to incentive awards under plans administered by the Company for the years ended December 31, 2004, 2005 and 2006 were $164, $126 and $317 respectively.

13.    Retirement Contribution Plans

The Company operates a number of defined contribution retirement plans.  Employees working in a jurisdiction where there is no statutory provision for retirement contributions are covered by the Company’s plans.

The two principal defined contribution retirement plans are plans where employees are not required to make contributions.  One of these two plans is separately administered by an independent trustee and the plan assets are held independent of the Company.  The other one is not independently administered and the Company’s liabilities as of December 31, 2005 and 2006 were $591 and $641, respectively.

The Company incurred costs of $1,099, $1,166 and $1,213 with respect to the retirement plans in the years ended December 31, 2004, 2005 and 2006, respectively.

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

Income before income taxes consists of:

	Year Ended December 31,
	2004	2005	2006
Cayman Islands	$12,746	$12,828	$27,494
Foreign	4,901	2,590	2,943
	$17,647	$15,418	$30,437

The provision for income taxes consists of:

	Year Ended December 31,
	2004	2005	2006
Current tax expense:
Cayman Islands	$—	$—	$—
Foreign	622	650	932
Deferred tax expense:
Cayman Islands	—	—	—
Foreign	29	109	(33)
Total provision	$651	$759	$899

The provision for income taxes for the years ended December 31, 2004, 2005 and 2006 differed from the amount computed by applying the statutory income tax rate of 0% as follows:

	Year Ended December 31,
	2004	2005	2006
Income taxes at statutory rate	$—	$—	$—
Foreign income and revenues taxed at higher rates	651	759	899
Total	$651	$759	$899
Effective tax rate	3.69%	4.92%	2.95%

Deferred tax assets consist of the following:

	At December 31,
	2005	2006
Net operating loss carry forwards	$7,371	$5,961
Less: valuation allowance	(7,371)	(5,961)
Deferred tax assets	$—	$—

GLOBAL SOURCES LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

The Company recorded a full valuation allowance for the deferred tax assets due to the uncertainty as to their ultimate realization.  The net change in valuation allowance for the years ended December 31, 2004, 2005 and 2006 was a decrease of approximately $52, $39 and $1,410, respectively, resulting primarily from net operating losses incurred, expiry of operating losses carry forward and profits made by some of the subsidiaries during the respective years.

As of December 31, 2006 and 2005, a United States subsidiary had net operating loss carry forwards of approximately $16,982 and $17,099 respectively.  These losses, which expire in year 2020, can be utilized to reduce future taxable income of the subsidiary subject to compliance with the taxation legislation and regulations in the relevant jurisdiction.

The Company recognized a deferred tax liability of $436 and $403 as at December 31, 2005 and 2006, respectively, which primarily arose from the temporary differences between the financial reporting and the tax bases of property and equipment in one of the subsidiaries of the Company.

15.     Share Capital

On February 28, 2005 and 2006, the Company issued 6,655 and 96,800 common shares, respectively, under the Directors Purchase Plan.  On March 29, 2005, the Company issued 3,630,000 common shares of par value $0.01 at US$12.27 per share.  The total proceeds received from this issue was $38,303 net of the offering expenses of $2,197.  Out of the total proceeds $37 was included in the common share capital and the balance $38,266 was included in additional paid in capital. During the year 2006 the Company increased its authorized share capital from 50,000,000 common shares of $0.01 par value to 75,000,000 common shares of $0.01 par value.  The authorized share capital of the Company as at December 31, 2005 and 2006 is 50,000,000 common shares of $0.01 par value and 75,000,000 common shares of $0.01 par value respectively.  As at December 31, 2005 and 2006, the Company has 42,174,344 and 42,271,144 common shares issued and outstanding, respectively.

16.     Fair Value of Financial Instruments

The carrying amounts of the Company’s cash equivalents, accounts receivable, receivables from sales representatives, unsecured employee loans and other debtors, accounts payable and accrued liabilities approximate fair value due to their short maturities.  The fair value of available-for-sale securities is disclosed in Note 3.  The carrying amount and market value of long term investments are discussed in Note 6.

17.     Concentration of Credit Risk and Other Risks

Financial instruments, which potentially subject the Company to concentration of credit risk, consist primarily of investment in checking and money market accounts, available-for-sale securities, investment in U.S. Treasury strips zero % coupon, accounts receivable and receivables from sales representatives.  The Company maintains checking, money market accounts and available-for-sale securities with high quality institutions.  The Company has a large number of customers, operates in different geographic areas and generally does not require collateral on accounts receivable or receivables from sales representatives.  The Company generally collects in advance from customers in markets with higher credit risk. In addition, the Company is continuously monitoring the credit transactions and maintains reserves for credit losses where necessary.  No customer accounted for more than 10% of the Company’s revenues for each of the years ended December 31, 2004, 2005 and 2006.  No customer accounted for more than 10% of the accounts receivable as of December 31, 2005 and 2006.

In 2006, the Company derived approximately 94% of its revenue from customers in Asia.  The Company expects that a majority of its future revenue will continue to be generated from customers in this region.  Future political or economic instability in Asia could negatively impact the business.

GLOBAL SOURCES LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

18.     Operating Leases

The Company leases office facilities under cancelable and non-cancelable operating leases generally with an option to renew upon expiry of the lease term. During the years ended December 31, 2004, 2005 and 2006, the Company’s operating lease rental and building management services expenses were $1,275, $1,409 and $1,185 respectively.  The estimated future minimum lease rental payments under non-cancelable operating leases as of December 31, 2006 are as follows:

Year Ending December 31,	Operating Leases
2007	$500
2008	467
2009 onwards	-
$967

19.     Segment and Geographic Information

The Company has two reportable segments:  online and other media services and exhibitions.  Revenues by geographic location are based on the location of the customer.

(a)     Segment Information

	Year Ended December 31,
	2004	2005	2006
Revenue:
Online and other media services (Note (a))	$92,325	$97,062	$113,097
Exhibitions	13,010	14,300	42,122
Miscellaneous	511	832	1,262
Consolidated	$105,846	$112,194	$156,481

Miscellaneous revenue consists mainly of technical services fee income, and for year 2005 and 2006 also includes rental income and commission income from consignment sales.

Revenue from barter transactions was $771, $1,366 and $1,268 during the years ended December 31, 2004, 2005 and 2006, respectively. Similarly the expenses from barter transactions were $806, $1,142 and $1,365 during the years ended December 31, 2004, 2005 and 2006, respectively.

	Year Ended December 31,
	2004	2005	2006
Income/(Loss) from Operations:
Online and other media services	$17,700	$13,460	$21,936
Exhibitions	(2,133)	(1,258)	(3,752)
Miscellaneous	501	695	(76)
Consolidated	$16,068	$12,897	$18,108

GLOBAL SOURCES LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

	At December 31,
	2005	2006
Identifiable Assets:
Online and other media services	$141,076	$151,926
Exhibitions	29,316	67,182
Miscellaneous	1,288	1,781
Consolidated	$171,680	$220,889

Note:               (a)       Online and other media services consists of:

	Year Ended December 31,
	2004	2005	2006
Online services	$52,106	$53,829	$64,396
Print services	40,219	43,233	48,701
	$92,325	$97,062	$113,097

(b)    Foreign Operations

	Year Ended December 31,
	2004	2005	2006
Revenue:
Asia	$97,876	$104,746	$146,315
United States	6,573	6,175	7,610
Europe	597	679	1,571
Others	800	594	985
Consolidated	$105,846	$112,194	$156,481

	At December 31,
	2005	2006
Long-Lived Assets:
Asia	$30,208	$30,030
United States	51	6
Consolidated	$30,259	$30,036

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

GLOBAL SOURCES LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

21.    Capital Commitments

The commitments as at December 31, 2006 for leasehold improvements, purchase of software and for the development of software amounted to $1,427.  The capital commitments as at December 31, 2005 were $313 for leasehold improvements and for the development of software.

22.    Restricted Share Award Plan

On February 4, 2000, the Company established a restricted share award plan for the benefit of its chairman and chief executive officer in recognition of services to the Company.  In conjunction with the restricted share award plan, the Former Parent Company assigned 5,868,439 common shares of the Company, representing a 16% equity interest in the Company to the Company.  The Company then awarded these shares to its chairman and chief executive officer.  The chairman and chief executive officer’s entitlement to 733,557 of these shares is subject to an employment agreement with one of the Company’s United States subsidiaries and entitlement to such shares vested immediately.  The chairman and chief executive officer’s entitlement to the remaining 5,134,882 shares is subject to employment, non-compete and vesting terms under an employment agreement with one of the Company’s United States subsidiaries.  The 5,134,882 shares were to vest ratably over 10 years, 10% each year on each anniversary date from the grant date.  However, effective August 30, 2000, the Company’s Board of Directors approved the accelerated vesting of all the restricted shares granted to the chairman and chief executive officer resulting in immediate vesting of all the shares.  The Company recorded a total of $64,000 in non-cash compensation expense associated with these awards in the year ended December 31, 2000.  At the modification date and subsequently the Company, based on historical evidence and the Company’s forecast of future employee separations, estimated that the chairman and chief executive officer will not terminate employment and appointment as director prior to the date that vesting in the shares would have occurred absent the modification.  Therefore, the Company has estimated that additional compensation expense to be recognized as a result of the modification is $NIL.  Should actual results differ from this estimate, adjustment in future reporting periods will be required.

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

On February 4, 2000, in conjunction with the establishment of the Trust and the Share Exchange, the Former Parent Company assigned 3,667,774 common shares of the Company at a historical cost of less than $1, representing a 10% equity interest in the Company, for the establishment of share option plans and/or share award plans, known as ECP I, ECP II and ECP III.  Subsequently, share option plans and/or share award plans, known as ECP IV, ECP V, ECP VI and ECP VII were established.

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

GLOBAL SOURCES LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

Eligible employees, directors and consultants under ECP II were entitled to purchase common shares of Global Sources Ltd. at an exercise price determined by the plan committee at the time of the grant.  There are two types of options under this plan.  The exercise price of both of these options were below the fair market value of the Company’s common shares at that time.  The plan committee determines who will receive, and the terms of, the options.  Employees could decide whether to exercise the options for a period of 95 days ending June 29, 2000.  All the options granted were exercised.  Optionees were able to pay for common shares purchased upon exercise of options by check to the Trust.  Payment has been made to the Trust.  Entitlement of the employees, directors and consultants to these common shares is subject to employment and vesting terms.

Eligible employees, directors and consultants under ECP III were awarded a defined amount of compensation payable in Global Sources Ltd. common shares, the number of which were determined by dividing the amount of compensation awarded by an amount determined by the plan committee prior to the Share Exchange.

Entitlement of the employees and directors to these common shares is subject to employment and vesting terms. Entitlement to consultants to these common shares is subject to continued services provided by the consultants and vesting terms.

The non-cash compensation expense associated with awards in accordance with APB No. 25 and SFAS No. 123, under ECP II and ECP III of approximately $2,904 and $2,357, respectively, were recognized over the three year vesting term from the respective award dates.

Eligible employees, directors and consultants under ECP IV are awarded a defined amount of compensation payable in Global Sources Ltd. common shares, the number of which are determined by the plan committee periodically.

Entitlement of the employees and directors to these common shares is subject to employment and vesting terms. Entitlement to consultants to these common shares is subject to continued services provided by the consultants and vesting terms.

Eligible employees, directors and consultants under ECP V were awarded a one-time grant of shares, the number of which were determined by the plan committee.

Entitlement of the employees and directors to these common shares is subject to employment and vesting terms. Entitlement to consultants to these common shares is subject to continued services provided by the consultants and vesting terms.

The Equity Compensation Plan committee approved the awards of common shares under ECP IV and ECP V on January 23, 2001.  The Equity Compensation Plan committee approved additional awards of common shares under ECP IV on April 1, 2001, July 1, 2001 and August 29, 2001 and under ECP V on August 29, 2001, December 5, 2001, January 2, 2004, January 2, 2005 and on December 31, 2005.

The non-cash compensation expenses associated with the above awards in accordance with SFAS No. 123(R), under ECP IV and ECP V of approximately $3,030 and $2,748, respectively, are recognized over the five year vesting term from the respective award dates.

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

The non-cash compensation expenses associated with the awards in accordance with SFAS No. 123(R), under ECP VI totaling to approximately $1,399, are recognized over the five year vesting term from the respective award dates.

Eligible employees, directors and consultants under ECP VII are awarded a grant of a defined number of Global Sources Ltd. common shares, the number of which are determined by the plan committee periodically.

The Equity Compensation Plan committee approved the awards of common shares under ECP VII on January 1, 2002 and made further awards on March 31, 2003, on June 19, 2003, on January 2, 2004 and on January 3, 2005 on February 13, 2006 and on May 19, 2006.  The non-cash compensation expenses associated with the above awards in accordance with SFAS No. 123(R), under ECP VII of approximately $13,026 are recognized over the six year vesting term from the respective award dates.

Entitlement of the employees and directors to these common shares is subject to employment and vesting terms. Entitlement to consultants to these common shares is subject to continued services provided by the consultants and vesting terms.

The Company expensed $2,117, $1,875 and $4,000 in non-cash compensation costs associated with the awards under the above ECP plans in the years ended December 31, 2004, 2005 and 2006, respectively. As of December 31, 2006 there was $6,956 of unrecognized non-cash compensation cost associated with the awards under the above ECP plans, which is expected to be recognized over the next six years.

The Company’s non-vested shares as of December 31, 2006 and changes during the year ended December 31, 2006 were as follows:

	ECP IV Grant Plan		ECP V Grant Plan		ECPVI Grant Plan		ECP VII Grant Plan
	Shares	Weighted average grant date fair value	Shares	Weighted average grant date fair value	Shares	Weighted average grant date fair value	Shares	Weighted average grant date fair value
Non-vested at January 1, 2006	118,333	$8.15	72,189	$8.59	63,632	$7.74	1,237,268	$8.22
Granted	—	—	—	—	—	—	372,911	$10.06
Vested	(117,352)	$8.16	(54,619)	$9.27	(33,358)	$6.41	(118,608)	$5.74
Forfeited	(981)	$6.96	—	—	—	—	(29,642)	$8.05
Non-vested at December 31, 2006	—	—	17,570	$6.48	30,274	$9.19	1,461,929	$8.89

The total fair value of shares vested during the years ended December 31, 2004, 2005 and 2006 were as follows:

Year ended December 31,	ECP IV Grant Plan	ECP V Grant Plan	ECPVI Grant Plan	ECP VII Grant Plan	Total
2004	$781	$573	$214	$122	$1,690
2005	$1,171	$531	$274	$785	$2,761
2006	$1,175	$674	$361	$1,145	$3,355

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

For grants attributable to the 2001 year, the option price was fifteen percent less than the average closing price of the shares for the last five trading days of the previous calendar year.  The award vested over four years with one quarter of the shares vesting each year.  Full payment was required upon exercising the option.  Upon resignation of an eligible Director, all unvested shares would be forfeited and the option price received for the forfeited unvested shares would be refunded.  Only one Director accepted the offer on February 10, 2001 for the 29,282 shares granted under the option.  The $164 received as proceeds of this plan was included in additional paid-in capital.  On February 28, 2002, 2003, 2004 and 2005 the Company issued to the Director the 7,321, 7,321, 7,321 and 6,655 common shares, respectively, that vested on those dates.

On November 1, 2001, the terms of the plan for prospective grants were amended to require only 15% of the exercise price to be paid upon exercise date and that the resignation of a director would no longer result in a forfeiture of the subscribed shares.  The plan entitles the directors to a grant of options of a price established at the prior yearend.  The ownership of the awards will transfer after four years.  Optionees must pay 15% of the option price, which is the average closing price of the shares for the last five trading days of year 2001, at the time of exercising the option.  The balance of 85% must be paid on or before the end of the holding period.  The resignation of a Director following his or her exercise of the Grant of Options and payment of the Option Price shall not cause a forfeiture of the subscribed shares.  All the eligible non-employee Directors accepted the offer before February 28, 2002 and $50 was received towards the 15% of the option price. During the year 2006, the Company received before the end of the holding period, the balance 85% amounting to $283 from the Directors and the 96,800 shares were issued to the Directors on February 28, 2006. Out of the total proceeds, $1 being the par value of the shares issued, was included in share capital and the balance of $332 was included in additional paid in capital.

On February 27, 2002, the terms of the plan for prospective grants were amended to require only 10% of the exercise price to be paid upon exercise date.  The plan entitles the directors to a grant of options at a price established at the prior yearend.  The ownership of the awards will transfer after four years.  Optionees must pay 10% of the option price, which is the average closing price of the shares for the last five trading days of year 2002, at the time of exercising the option.  The balance of 90% must be paid on or before the end of the holding period.  The resignation of a Director following his or her exercise of the grant of options and payment of the option price shall not cause a forfeiture of the subscribed shares.  Three eligible directors accepted the offer before February 28, 2003.  The $30 received towards the 10% of the option price was included in the additional paid in capital in 2003.

On May 8, 2003, shareholders approved the amendments to the 2000 Non-Employee Directors Share Option Plan to allow both employee and non-employee Directors to participate prospectively in the plan.  The plan was renamed as Directors Purchase Plan by the Board of Directors on August 14, 2003.

Directors purchasing the shares under the plan pay 10% of the purchase price, which is the average closing price of the shares for the last five trading days of year 2003, on or before February 28, 2004.  The balance of 90% will be paid by February 28, 2008 and the shares will be issued thereafter.  The resignation of a Director following his or her purchase of the shares and payment of the 10% initial installment shall not cause

GLOBAL SOURCES LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

a forfeiture of the purchased shares.  Six directors opted to purchase 29,282 shares each and one director opted to purchase part of the 29,282 shares.  The amount of $92 received towards the 10% of the purchase price was included in the additional paid in capital in 2004.

As per the terms of the Directors Purchase Plan, Directors purchasing the shares under the plan in year 2005, pay 10% of the purchase price which is the average closing price of the shares for the last five trading days of the year 2004, on or before February 28, 2005.  The balance of 90% will be paid by February 28, 2009 and the shares will be issued thereafter.  The resignation of a Director following his or her purchase of the shares and payment of the 10% initial installment shall not cause a forfeiture of the subscribed shares.  Five directors opted to purchase 26,620 shares each.  The amount of $118 received towards the 10% of the purchase price was included in the additional paid in capital in 2005.

As per the terms of the Directors Purchase Plan, Directors purchasing the shares under the plan in year 2006, pay 10% of the purchase price which is the average closing price of the shares for the last five trading days of the year 2005, on or before February 28, 2006.  The balance of 90% will be paid by February 28, 2010 and the shares will be issued thereafter.  Failing to pay the 90% balance of the purchase price before the end of the holding period will result in the 10% deposit being forfeited and all rights under the purchase plan and the issuance of shares to automatically lapse and expire and the shares will not be issued.  The resignation of a Director following his or her purchase of the shares and payment of the 10% initial installment shall not cause a forfeiture of the unissued shares, provided that the balance of the purchase price is paid in full on or before the due date thereof.  Four directors opted to purchase 24,200 shares each.  The amount of $77 received towards the 10% of the purchase price was included in the additional paid in capital.

As per the terms of the Directors Purchase Plan, Directors purchasing the shares under the plan in year 2007, pay 10% of the purchase price which is the average closing price of the shares for the last five trading days of the year 2006, on or before February 28, 2007.  The balance of 90% will be paid by February 28, 2011 and the shares will be issued thereafter.  Failing to pay the 90% balance of the purchase price before the end of the holding period will result in the 10% deposit being forfeited and all rights under the purchase plan and the issuance of shares to automatically lapse and expire and the shares will not be issued.  The resignation of a Director following his or her purchase of the shares and payment of the 10% initial installment shall not cause a forfeiture of the unissued shares, provided that the balance of the purchase price is paid in full on or before the due date thereof.  Four directors opted to purchase 22,000 shares each and one director opted to purchase part of the 22,000 shares.  The amount of $155 received in January and February 2007 towards the 10% of the purchase price will be included in the additional paid in capital in 2007.

A summary of share option activity under Directors Purchase Plan during the year ended December 31, 2006 was as follows:

	Shares	Weighted average exercise price

Outstanding at January 1, 2006	-	-
Granted	140,000	9.596
Exercised	80,000	9.596
Forfeited	-	-
Expired	60,000	9.596
Outstanding at December 31, 2006	-	-
Exercisable at December 31, 2006	-	-

GLOBAL SOURCES LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

25.     Credit Facilities

The Company holds a Documentary Credit facility with the Hongkong and Shanghai Banking Corporation Limited, for providing documentary credits to the Company’s suppliers.  This facility has a maximum limit of $577. As at December 31, 2006, the unutilized amount under this facility was approximately $548.  Hongkong and Shanghai Banking Corporation Limited has also provided guarantees on behalf of the Company to the Company’s suppliers.  As at December 31, 2006, such guarantees amounted to $3.

26.    Other Commitments

The Company has entered into a number of licence agreements during the year 2004 for its exhibition events amounting to $29,730 including fee increases for year 2007 and 2008, in payments over five (5) years.  The agreements are cancelable under Force Majeure conditions, and with the consent of the other party but may be subject to a payment penalty.  As of December 31, 2006 the amount paid under these agreements was $13,896.  The amount paid is expensed when the related events are held.

The Company also entered into several agreements for the event specific promotion of exhibition events amounting to $3,978 in payments over four years.  The amount paid under these agreements as of December 31, 2006 was $2,686.

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

27.     Bonus Shares

On March 6, 2006, the Company announced a one for ten bonus share issue on the Company’s outstanding common shares.  Shareholders of record on March 15, 2006 received one additional common share for every ten common shares held, of face value of $0.01 each.  The bonus share issue was distributed on April 17, 2006.  In addition, the Company has reclassified $35 and $35 from additional paid in capital to common share capital as of December 31, 2005 and 2006, respectively.

28.     Purchase of Shares of HC International, Inc.

HC International, Inc. (“HC International”) is a company listed on the Growth Enterprise Market of The Stock Exchange of Hong Kong Limited. On May 24, 2006, Trade Media Holdings Limited (“TMH”), a wholly owned subsidiary of the Company, IDG Technology Venture Investment, Inc. (“IDGVC”) and International Data Group, Inc. (“IDG”) entered into a conditional sale and purchase agreement (the “Sale and Purchase Agreement”) pursuant to which IDGVC agreed to transfer 47,858,000 shares or 10% of the issued share capital of HC International, being part of its shareholding interests in HC International, to TMH at a consideration of approximately $9,875 or approximately $0.2063 per share, of HC International (the “HC Share(s)”), which is subject to adjustment to approximately $13,862 or approximately $0.2896 per HC Share (the “HC Share Transfer”), if and when HC International achieves a certain benchmark with reference to the HC International group’s performance during the Option Period (as defined below) or upon completion of the sale and purchase of the Option HC Shares (as defined below). IDG, being the sole shareholder of IDGVC, agreed to guarantee the due and punctual discharge by IDGVC of its obligations under the Sale and Purchase Agreement.

GLOBAL SOURCES LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

The Company announced the completion of the above transaction via a press release dated June 21, 2006. As of December 31, 2006 the Company owns, together with 5,916,000 HC Shares owned by the Company prior to the Sale and Purchase Agreement (which represent approximately 1.24% of the issued share capital of HC International) and 8,878,000 HC Shares purchased by TMH after the completion of the Sale and Purchase Agreement (which represent approximately 1.87% of the issued share capital of HC International), an approximate 13.09% total equity interest in HC International. On August 1, 2006 HC International appointed the Company’s Chief Operating Officer, John Craig Pepples, as a non-executive director on the board of directors of HC International and subsequently Beijing Huicong International Information Co., Ltd. appointed him as a non-executive director on the board of directors of Beijing Huicong International Information Co., Ltd.

TMH also entered into a call options deed (the “HC Options Deed”) with IDGVC, Guo Fansheng (“Guo”) and others which include certain members of the senior management of HC International (the “Option Grantors”), pursuant to which each of the aforesaid Option Grantors agreed to grant to TMH, (i) a right (the “HC Options”) exercisable during the 12-month period from June 21, 2006, the date of the completion of the Sale and Purchase Agreement (the “Option Period”), to purchase all, but not in part only, of the 167,722,814 HC Shares owned by the respective parties (representing approximately 35.05% of the entire issued share capital of HC International) and any HC Shares that may be issued by HC International to certain directors of HC International if the options granted in accordance with the share option schemes of HC International (amounting to an aggregate of 4,185,320 Option HC Shares) are exercised, which together amount to a maximum of approximately 35.61% of the entire issued share capital of HC International (the “Option HC Share(s)”) at an exercise price of approximately $0.2896 per Option HC Share; and (ii) an undertaking to accept any offer for the Option HC Shares at a price not less than approximately $0.2896 per Option HC Share, during the Option Period. Huicong Construction Co., Ltd. (“Huicong Construction”), in which Guo has an 80% equity interest, entered into a call option deed (the “Beijing Huicong Option Deed” and together with the HC Options Deed, the “Option Deeds”) with TMH, pursuant to which Huicong Construction agreed to grant to TMH a right (the “Beijing Huicong Option” and together with the HC Options, the “Options”) exercisable during the Option Period, to purchase (or to nominate a subsidiary of TMH to purchase) from Huicong Construction its entire 18% equity interest (“Beijing Huicong Equity Interest”) in Beijing Huicong International Information Co., Ltd.  (“Beijing Huicong”), a 82% indirect subsidiary of HC International, at an aggregate exercise price of approximately $31,916.

The HC Options and the Beijing Huicong Option are inter-conditional. The sale and purchase of the Beijing Huicong Equity Interest is subject to confirmation from the Securities and Futures Commission (“SFC”). If the SFC’s confirmation is not forthcoming, the sale and purchase of the Beijing Huicong Equity Interest will not be completed but TMH may proceed with the completion of the sale and purchase of the Option HC Shares.

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

The exercise and completion of the HC Options by TMH, if materialized, will result in a change in control of HC International (as the Company’s aggregate shareholding in HC International will increase from approximately 13.09% to a maximum of approximately 48.14%) and will trigger an obligation on the part of TMH to make a general offer in compliance with Rule 26 of the Hong Kong Code on Takeovers and Mergers to acquire all the issued HC Shares (other than those already owned by TMH or parties acting in concert with it).

GLOBAL SOURCES LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

The Company has recorded the $14,503 being the approximately 13.09% equity interest in HC International, at fair value based on the closing share price of HCI, as at December 31, 2006, of $0.23148 per share, as available-for-sale securities in the Company’s financial statements as at December 31, 2006. The unrealized market gain of $2,265, has been credited to accumulated other comprehensive income, shown under shareholders’ equity.

As a part of this transaction, the Company also acquired the following as mentioned in the above paragraphs:

(i)	The HC Options and the Beijing Huicong Option.

(ii)	The option to acquire the licences and related contracts in relation to the provision of internet information and content services held by Huicong Construction.

In addition, the Company has a contingent payable, subject to HC International achieving a certain benchmark with reference to the HC International group’s performance during the Option Period as stated in the above paragraphs.

The options were recorded as a current asset in the Company’s balance sheet and the contingent payable was recorded as a liability as at acquisition date.

As the option was out of money and the likelihood of the payment of the contingent liability is remote due to the reported losses of the HC International subsequent to the date of transaction, the Company has recorded full impairment charge relating to the option assets and has written off the contingent payable in the Company’s financial statements as of December 31, 2006, the net of which was $743.

29.           Reclassification

Certain prior year amounts have been reclassified to conform to the current year presentation. Effective from the year 2006, the Company has presented the non-cash compensation expenses associated with the employee equity compensation plans and Directors Purchase Plan under the respective categories of expenses in the income statement as required under SAB 107. Accordingly, such non-cash compensation expenses for prior years have been reclassified to respective categories of expenses to conform to the current year presentation.

30.           Post Balance Sheet Events

On March 5, 2007, the Company announced a one for ten bonus share issue on the Company’s outstanding common shares. Shareholders of record on March 16, 2007 will receive one additional common share for every ten common shares held, of face value of $0.01 each. The bonus share issue will be distributed on or about April 16, 2007. All common shares and per share amounts in the consolidated financial statements and related notes have been retroactively adjusted to reflect the one for ten bonus share issue for all periods presented. In addition, the Company has reclassified $38 and $38 from additional paid in capital to common share capital as of December 31, 2005 and 2006, respectively.

In March 2007, a subsidiary of the Company entered into a number of venue license agreements for its exhibition events amounting to $44,396 in payments over five and a half years. The agreements are cancellable under Force Majeure conditions, or upon notice and payment of cancellation charges to the other party.

GLOBAL SOURCES LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

During the first quarter of 2007, the Company entered into a letter of intent, followed by a purchase agreement, to purchase approximately 1,939.38 square meters of office space in a commercial building known as “Excellence Times Square” in Shenzhen, China, at a purchase price of approximately $7,000, out of which a total down-payment of approximately $91 has been made, with the total remaining balance of approximately $6,909 being payable in or around April 2007. Delivery of the office space to the Company is expected to be completed in or around April 2007.

ITEM 9.    THE OFFER AND LISTING

Price history of stock

The following table sets forth the high and low per share closing prices for our common shares for the periods indicated, as adjusted for the one for ten bonus share issues announced on February 16, 2004 and on March 1, 2005.

Period	High	Low
Year 2002	$3.69	$1.89
Year 2003	$7.35	$2.69
Year 2004	$12.27	$4.27
Year 2005	$16.81	$4.88
Year 2006	$14.58	$6.89
First Quarter 2005	16.81	7.36
Second Quarter 2005	9.28	4.88
Third Quarter 2005	7.85	5.72
Fourth Quarter 2005	8.07	5.52
First Quarter 2006	9.41	7.58
Second Quarter 2006	10.13	6.89
Third Quarter 2006	10.60	6.89
Fourth Quarter 2006	14.58	7.84
First Quarter 2007	16.93	11.29
December 2006	16.20	11.33
January 2007	18.81	15.01
February 2007	18.67	13.10
March 2007	15.62	13.93
April 2007	19.85	13.90
May 2007	22.48	16.41

Markets

Our shares are listed and traded under the symbol “GSOL” on the Nasdaq National Market.

ITEM 10.    ADDITIONAL INFORMATION

Memorandum and Articles of Association

Description of shareholder rights attaching to our common shares

The following discussion of our common shares, and the laws governing the rights of our shareholders, is based upon the advice of Appleby, our Bermuda counsel.

Our authorized share capital consists of 75,000,000 common shares, par value $0.01 per share.  A bonus share distribution of one share for every ten shares was issued to all of our shareholders of record on March 16, 2007 and distributed on or about April 16, 2007.  As of April 30, 2007, we had 42,337,568 common shares issued and outstanding.

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

We have not paid any cash dividends on our common shares since October 1999.  Previously, we paid dividends as a private company as a means to distribute earnings to shareholders.  Beginning in October 1999, we have focused on the implementation of our growth plans, and we have retained earnings in furtherance of such plans.  The Company’s board of directors reviews its options for the use of cash on a regular basis, including whether or not to pay any cash dividends.

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

However, to the extent that any premium is payable on the purchase, the premium must be provided out of the funds of the company that would otherwise be available for dividend or distribution or out of a company’s share premium account.  Any common shares purchased by a company are treated as cancelled and the amount of the company’s issued capital is diminished by the nominal value of the shares accordingly but shall not be taken as reducing the amount of the company’s authorized share capital. However, pursuant to recent changes to the Companies Act 1981 of Bermuda, effective December 29, 2006, a company may purchase its own shares, to be held as treasury shares, if authorized to do so by its memorandum of associa-

tion or bye-laws. A proposed resolution for the amendment of our bye-laws, to authorize us to purchase our own shares, to be held as treasury shares, was put forth to our shareholders for approval at our Annual General Meeting, held on June 18, 2007 (Hong Kong time). The resolution was approved by our shareholders, so we are now able to acquire our own shares and hold them as treasury shares, subject always of course to the provisions of the Companies Act 1981 of Bermuda, to the Securities laws of the United States and to the rules of Nasdaq National Market.

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

Under Bermuda law, the Company may not make loans to directors unless approved by a majority of the shareholders holding 90% of the voting rights.

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

Our shareholders and directors have the additional right to inspect our minute books and our audited financial statements, which must be presented at an annual general meeting. For the avoidance of doubt, with respect to the aforesaid inspection of our minute books, our shareholders only have the right under our bye-laws to inspect minutes of shareholder meetings.

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

The office of a director will be vacated in the event of any of the following:

•	if he resigns his office by notice in writing to be delivered to our registered office or tendered at a meeting of the board of directors;

•	if he becomes of unsound mind or a patient for any purpose of any statute or applicable law relating to mental health;

•	if he becomes bankrupt under the law of any country or compounds with his creditors;

•	if he is prohibited by law from being a director;

•	if he ceases to be a director by virtue of the Companies Act or is removed from office pursuant to the bye-laws;

•
if he (or his alternate director, if any) is absent  from more than three consecutive board of directors’ meetings without the permission of the board of directors and the board of directors resolves that his office be vacated; or

•	if he is requested to resign in writing by not less than three quarters of the other directors.

Amendment of Memorandum of Association and Bye-Laws

Bermuda law provides that the memorandum of association of a company may be amended by a resolution passed at a general meeting of the shareholders of which due notice has been given.  An amendment to a memorandum of association does not require the consent of the Minister of Finance save for specific circumstances, for example, the adopting of any objects which constitute restricted business activities under the Companies Act.

In certain limited circumstances, shareholders can apply to the court of Bermuda to annul an amendment to the memorandum of association.

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

Class Actions and Derivative Actions

Class actions and derivative actions are generally not available to shareholders under Bermuda law.  Under Bermuda law, a shareholder may commence an action in the name of a company to remedy a wrong done to the company where the act complained of is alleged to be beyond the corporate power of the company, or is illegal or would result in the violation of the company’s memorandum of association or bye-laws.  Furthermore, consideration would be given by a Bermuda court to acts that are alleged to constitute a fraud against the minority shareholders or, for instance, where an act requires the approval of a greater percentage of the company’s shareholders than those who actually approved it.

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

Registrar or Transfer Agent

Our transfer agent and branch registrar is Computershare Investor Services, LLC.  In addition to a register held by Computershare Investor Services, LLC, a register of holders of the shares is maintained by Appleby in Bermuda located at Canon’s Court, 22 Victoria Street, Hamilton HM 12 Bermuda.

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

During the first quarter of 2004, a subsidiary of the Company entered into a number of venue license agreements for our exhibition events amounting to approximately $29.7 million including fee increases for year 2007 and 2008, in payments over five years.  The agreements are cancelable under Force Majeure conditions, or with the consent of the other party, but may be subject to a payment penalty.  As of December 31, 2006, the amount paid under these agreements was approximately $13.9 million. In August 2005, one of the Company’s subsidiaries, eMedia Asia Limited (“eMedia”), entered into an agreement with Penton Media Inc. (“Penton”) to produce, publish and distribute, in certain Asian territories, local language editions of Penton’s “Electronic Design” publication, relating to the electronic design industry.  The first such edition launched pursuant to the agreement was a simplified Chinese edition in mainland China entitled Electronic Design – China, the online website of which was launched in January 2006, and the first print monthly issue of which was launched in March 2006.  Under the agreement, eMedia pays Penton forty per cent of the net after-tax profits of the business. eMedia also entered into an agreement with Penton, under which eMedia is allowed to use and reproduce editorial content from Penton’s electronics publications, including Electronic Design, EE Product News and Microwaves & RF, in consideration for which an annual content license fee is payable by eMedia to Penton.

HC International, Inc. (“HC International”) is a company listed on the Growth Enterprise Market of The Stock Exchange of Hong Kong Limited. On May 24, 2006, Trade Media Holdings Limited (“TMH”), a wholly-owned subsidiary of the Company, IDG Technology Venture Investment, Inc. (“IDGVC”) and International Data Group, Inc. (“IDG”) entered into a conditional sale and purchase agreement (the “Sale and Purchase Agreement”) pursuant to which IDGVC conditionally agreed to transfer 47,858,000 shares of HC International (representing 9.81% of the issued share capital of HC International as of April 30, 2007), being part of its shareholding interests in HC International, to TMH at a consideration of approximately $9.875 million or approximately $0.2063 per share of HC International (the “HC Share(s)”), which is subject to adjustment to approximately $13.862 million or approximately $0.2896 per HC Share (the “HC Share Transfer”), if and when HC International achieves a certain benchmark with reference to the HC International group’s performance during the Option Period (as defined below) (“Performance Benchmark”) or upon completion of the sale and purchase of the Option HC Shares (as defined below). IDG, being the sole shareholder of IDGVC, agreed to guarantee the due and punctual discharge by IDGVC of its obligations under the Sale and Purchase Agreement.

On June 21, 2006, TMH completed the HC Share Transfer.  The Company has announced, via a press release dated March 19, 2007, that the Performance Benchmark referred to above has not been met, and that accordingly TMH will not be required to make the price adjustment referred to above under the condition relating to the Performance Benchmark.

As of April 30, 2007, the Company and TMH collectively own, together with 5,916,000 HC Shares owned by the Company prior to the Sale and Purchase Agreement (representing approximately 1.21% of the issued share capital of HC International) and 8,878,000 HC Shares purchased by TMH after the completion of the Sale and Purchase Agreement (representing approximately 1.82% of the issued share capital of HC International), a total of 62,652,000 HC Shares (representing an approximate 12.84% total equity interest in HC International).

On August 1, 2006, HC International appointed the Company’s Chief Operating Officer, John Craig Pepples, as a non-executive director on the board of directors of HC International. Subsequently, Beijing Hui-

cong International Information Co., Ltd. (“Beijing Huicong”), an 82% indirect subsidiary of HC International, also appointed him as a non-executive director on the board of directors of Beijing Huicong.

TMH also entered into a call options deed (the “HC Options Deed”) with IDGVC, Guo Fansheng (“Guo”) and others which include certain members of the senior management of HC International (the “Option Grantors”), pursuant to which each of the aforesaid Option Grantors agreed to grant to TMH, (i) a right (the “HC Options”) exercisable during the 12-month period from June 21, 2006, the date of the completion of the Sale and Purchase Agreement (the “Option Period”), to purchase all, but not in part only, of the 167,722,814 HC Shares owned by the respective parties (representing approximately 34.38% of the entire issued share capital of HC International as of April 30, 2007) and any HC Shares that may be issued by HC International to certain directors of HC International if the options granted in accordance with the share option schemes of HC International (amounting to an aggregate of 4,185,320 Option HC Shares) are exercised, which together represent a maximum of approximately 35.24% of the entire issued share capital of HC International as of April 30, 2007 (the “Option HC Share(s)”) at an exercise price of approximately $0.2896 per Option HC Share; and (ii) an undertaking to accept any offer for the Option HC Shares at a price not less than approximately $0.2896 per Option HC Share, during the Option Period.

Huicong Construction Co., Ltd. (“Huicong Construction”), in which Guo has an 80% equity interest, entered into a call option deed (the “Beijing Huicong Option Deed” and together with the HC Options Deed, the “Option Deeds”) with TMH, pursuant to which Huicong Construction agreed, subject to completion of the Sale and Purchase Agreement, to grant to TMH a right (the “Beijing Huicong Option” and together with the HC Options, the “Options”) exercisable during the Option Period, to purchase (or to nominate a subsidiary of TMH to purchase) from Huicong Construction its entire 18% equity interest (“Beijing Huicong Equity Interest”) in Beijing Huicong, at an aggregate exercise price of approximately $31.916 million.

The HC Options and the Beijing Huicong Option are inter-conditional. The sale and purchase of the Beijing Huicong Equity Interest is subject to confirmation from the Securities and Futures Commission of Hong Kong (“SFC”). If the SFC’s confirmation is not forthcoming, the sale and purchase of the Beijing Huicong Equity Interest will not be completed but TMH may proceed with the completion of the sale and purchase of the Option HC Shares.

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

The exercise and completion of the HC Options by TMH, if materialized, will result in a change in control of HC International (as the aggregate percentage shareholding of TMH and the Company in HC International will increase to over 30%) and will trigger an obligation on the part of TMH to make a general offer in compliance with Rule 26 of the Hong Kong Code on Takeovers and Mergers to acquire all the issued HC Shares (other than those already owned by TMH or parties acting in concert with it).

However, the Company has announced, via a press release dated June 18, 2007, that TMH will not be exercising the HC Options and the Beijing Huicong Option.

During the first quarter of 2007, a subsidiary of the Company entered into a number of venue license agreements for our exhibition events amounting to approximately $44.396 million in payments over five and a half years. The agreements are cancellable under Force Majeure conditions, or upon notice and payment of cancellation charges to the other party.

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

•
As an “exempted company,” we are exempt from Bermuda laws which restrict the percentage of share capital that may be held by non-Bermudians.  However, as an exempted company we are generally not permitted to participate in most business transactions and activities conducted from within Bermuda, except in furtherance of our business carried on outside Bermuda or under a license granted by the Minister of Finance of Bermuda.

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

Documents On Display

Where You May Find More Information

We are required to comply with the reporting requirements of the Securities Exchange Act of 1934, as amended, applicable to a foreign private issuer.  We will file annually a Form 20-F no later than six months after the close of our fiscal year, which is December 31.  As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.  We will furnish our shareholders with annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with U.S. GAAP.  We may, although we are not obligated to do so,  furnish our shareholders with quarterly reports by mail with the assistance of a corporate services provider, which may include unaudited interim financial information.  We may discontinue providing quarterly reports at any time without prior notice to our shareholders.

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

The following table summarizes our foreign currency Accounts Receivable and provides the information in U.S. Dollar equivalent:

	As of December 31, 2006 (in U.S. Dollars Thousands)				As of December 31, 2005 (in U.S. Dollars Thousands)
	Expected maturity dates				Expected maturity dates
Currency	2007	Thereafter	Total	Fair value	2007	Thereafter	Total	Fair value

HKD	1,741	-	1,741	1,741	1,340	-	1,340	1,340
CNY	2,447	-	2,447	2,447	1,926	-	1,926	1,926
TWD	1,034	-	1,034	1,034	1,117	-	1,117	1,117
JPY	167	-	167	167	212	-	212	212
	5,389	-	5,389	5,389	4,595	-	4,595	4,595

We believe this risk is mitigated because historically a majority (ranging between 98% and 99%) of our revenue is denominated in U.S. dollars or is received in the Hong Kong currency, which is currently pegged to the U.S. dollar, the Chinese currency which historically remained relatively stable but slightly strengthened recently against the US Dollar and New Taiwan Dollar which is relatively stable against U.S.Dollar. Correspondingly, a majority (approximately 60% to 80%) of our expenses are denominated in Asian currencies.  To the extent significant currency fluctuations occur in the New Taiwan dollar, and Chinese Renminbi or other Asian currencies relative to the U.S. dollar, or if the Hong Kong dollar is no longer pegged to the U.S. dollar, our profits would be affected.

As of December 31, 2006, we have not engaged in foreign currency hedging activities.

In the year ended December 31, 2006 and the year ended December 31, 2005, we derived more than 90% of our revenue from customers in the Asia-Pacific region.  We expect that a majority of our future revenue will continue to be generated from customers in this region. Future political or economic instability in the Asia-Pacific region could negatively impact our business.

ITEM 12.    DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES – (Not applicable)

PART II

All financial information contained in this document is expressed in United States dollars, unless otherwise stated.

ITEM 13.    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES - (Not applicable)

ITEM 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS - (Not applicable)

ITEM 15.    CONTROLS AND PROCEDURES - (Not applicable)

ITEM 15T.         CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

The Company’s management carried out an evaluation, with the participation of its Chief Executive Officer and Chief Financial Officer, of the effectiveness of the Company’s disclosure controls and procedures (as defined in Rule 13(a)-15(e) under the Securities Exchange Act of 1934) as of December 31, 2006. Based

upon that evaluation, the Company’s Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures were effective as of December 31, 2006.

Management’s Annual Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting. The Company’s internal controls over financial reporting are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with United States generally accepted accounting principles. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.

Management maintains a system of controls intended to ensure that:

(a)	transactions are authorized;

(b)	assets are safeguarded; and

(c)	financial records are accurately maintained in reasonable detail and fairly reflect the transactions of the Company

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2006, based on the criteria set forth in the Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management believes that, as of December 31, 2006, the Company’s internal control over financial reporting is effective.

This annual report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management’s report in this annual report.

Changes in internal control over financial reporting

In conjunction with the Company’s review and evaluation of its internal control over financial reporting during the year ended December 31, 2006, the Company implemented a number of measures to improve its internal control over financial reporting in various processes as it deemed necessary. The Company’s management has assessed that, while these changes were an improvement to the Company’s control activities, there have not been any changes in its internal control over financial reporting (as defined in Rule 13(a)-15(f) under the Exchange Act) during the year ended December 31, 2006 that have materially affected, or are reasonably likely to materially affect, its internal control over financial reporting. Management continues to monitor the Company’s business processes, and expects that it will continue to make improvements to its processes and controls in upcoming periods, in efforts to improve process efficiency and effectively utilize the Company’s resources.

ITEM 16A.    AUDIT COMMITTEE FINANCIAL EXPERT

Our audit committee financial expert is Roderick Chalmers, an independent director. Our other two audit committee members are David F. Jones and James Watkins, who are our independent directors.

ITEM 16B.    CODE OF ETHICS

We have adopted a Code of Ethics that applies to our chief executive officer, chief financial officer, chief accounting officer or controller and other persons performing similar functions.  Our Code of Ethics is available on our website at www.corporate.globalsources.com.

During 2006, the Company did not grant any waiver, including any implicit waiver, from any provision of the Code of Ethics to the chief executive officer, chief financial officer, chief accounting officer or controller or other person performing similar functions.

ITEM 16C.    PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate audit fees, audit-related fees, tax fees of our principal accountants and all other fees billed for products and services provided by our principal accountants for each of the fiscal years 2005 and 2006:

	Year ended December 31,
	2006	2005
Audit fees	$427,445	$378,919
Audit-related fees	—	—
Total	$427,445	$378,919
Tax fees	1,800	1,800
All other fees	283,379	118,956
Total fees	$712,624	$499,675

Audit fees include fees associated with the review of the Company’s annual financial statements and services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years.

Tax fees for year 2005 for tax compliance, tax advice and tax planning consisted of preparation of tax returns and review of tax provision for a subsidiary.  For year 2006, such fees consisted of preparation of tax returns and review of tax provision for a subsidiary.

All other fees for year 2005 consisted mainly of cyber process certification for the Company’s management’s assertions on the computation of the number of Community membership, provision of information technology security assessment services and review of tax status.  For year 2006, such fees consisted mainly of cyber process certification for the Company’s management’s assertions on the computation of the number of community membership, provision of information technology security assessment services, due diligence for an investment and review of tax status.

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

ITEM 17.    FINANCIAL STATEMENTS – (Not applicable)

ITEM 18.    FINANCIAL STATEMENTS

As provided in Item 8, the Company has presented financial statements in accordance with U.S. accounting standards in lieu of Item 18.

ITEM 19.    EXHIBITS

EXHIBIT INDEX

Exhibit No.	Description

1.1	Memorandum of Association of the Company. *
1.2	Bye-laws of the Company. *
1.3	Amendments to the Bye-Laws of Global Sources Ltd., as approved at the May 6, 2002 Annual General Meeting of Shareholders. ++
2.1	Specimen Certificate. *
4.2	Form of executive officer employment agreement. *
4.3	Employment Agreement dated November 1, 1999, by and between Trade Media Holdings Limited and Merle Hinrichs. *
4.4	Amendment to Employment Agreement dated January 19, 2000, between Trade Media Holdings Limited and Merle Hinrichs. *
4.5	Employment Agreement dated as of January 29, 2000, by and between LER Corporation and Merle Hinrichs. *
4.6	Form of Restricted Stock Award and Agreement, dated as of January 29, 2000, by and between LER Corporation and Merle Hinrichs. *
4.7	Amendment No.1 to Restricted Stock Award and Agreement dated as of February 29, 2000, by and between LER Corporation and Merle Hinrichs. *
4.8	Form of The Global Sources Employee Equity Compensation Plan No. I. *
4.9	Form of The Global Sources Employee Equity Compensation Plan No. II. *
4.10	Form of The Global Sources Employee Equity Compensation Plan No. III. *
4.18	Form of The Global Sources Employee Equity Compensation Plan No. IV. **
4.19	Form of The Global Sources Employee Equity Compensation Plan No. V. **
4.20	Form of The Global Sources Employee Equity Compensation Plan No. VI. ***
4.21	Form of The Global Sources Employee Equity Compensation Plan No. VII. *****
4.22	Global Sources’ Code of Ethics (approved and adopted by the Board of Directors on March 7, 2003). ###
4.23	Form of The Global Sources Employee Equity Compensation Plan No. V (Amended). *****
4.24	Placement Agency Agreement dated March 17, 2005, between the Company and W.R. Hambrecht & Co. LLC. ####
4.25	Form of Purchase Agreement between the Company and certain purchasers of the common shares. ####
4.26	Shenzhen International Chamber of Commerce Tower Subscription Agreement dated July 5, 2004 (English translation).++++
4.27	Real Estate Sales Contract of Shenzhen (Presale) dated August 31, 2004 (English translation).++++
4.28	Supplemental Agreement to the Contract on Purchasing Shenzhen International Commercial Chamber Center Premises dated August 31, 2004 (English translation).++++
4.29	Summary Table of Property Units and Payment Amounts.++++
4.30	Supplementary Agreement Concerning Alteration of Payment Method dated December 3, 2004 (English translation).++++
4.31	Sale and Purchase Agreement, dated May 24. 2006, by and between IDG Technology Venture Investment, Inc., Trade Media Holdings Limited and International Data Group, Inc. ~
4.32	Call Option Deed Relating to Shares in HC International, Inc., dated May 24, 2006, between Trade Media Holdings Limited and other parties thereto. ~
4.33	Call Option Deed Relating to Equity Interest in Beijing Huicong International Information Co., Ltd., dated May 24, 2006, between Trade Media Holdings Limited and HC Construction Co., Ltd. ~
4.34	The Global Sources Ltd. Directors Purchase Plan (as of 5 November 2005). +++++
4.35	The Global Sources Equity Compensation (2007) Master Plan. +++++
4.36	The Global Sources Share Grant Award Plan.
4.37	The Global Sources Retention Share Grant Plan.

Exhibit No.	Description

8.1	Subsidiaries of Global Sources Ltd.
12.1	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification by the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes – Oxley Act of 2002.
13.2	Certification by the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes–Oxley Act of 2002.
14.1	Consent of Independent Accountants for incorporation of their report filed with Form 6-K into the Company’s previously filed Registration Statements File No. 333-59058 and 333-62132. ****
14.2	Changes in Registrant’s Certifying Accountant. +++
14.3	Letter to the SEC from the Company pursuant to SEC Release No. 33-8070, dated April 9, 2002. ****
14.4	Consent of Independent Accountants for incorporation of their report filed under Form 20-F into the Company’s previously filed Registration Statements File No. 333-104426, 333-59058 and 333-114411.
14.5	Press release dated February 16, 2004 to announce the bonus share issue by Global Sources Ltd. ##
14.6	Press release dated March 1, 2005 to announce the bonus share issue by Global Sources Ltd. #####
14.7	Press release dated March 6, 2006 to announce the bonus share issue by Global Sources Ltd. ######
14.8	Press release dated March 5, 2007 to announce the bonus share issue by Global Sources Ltd. #######
___________________

*	Incorporated by reference to Form 20-F Annual Report of Global Sources Ltd. filed with the Securities and Exchange Commission on June 30, 2000.
**	Incorporated by reference to Form 20-F Annual Report of Global Sources Ltd. filed with the Securities and Exchange Commission on April 5, 2001.
***	Incorporated by reference to Form S-8 Registration Statement filed with the Securities and Exchange Commission on June 1, 2001.
****	Incorporated by reference to Form 6-K filed with the Securities and Exchange Commission on April 25, 2002.
~
Incorporated by reference to Form 20-F Annual Report of Global Sources Ltd. filed with the Securities and Exchange Commission on June 12, 2006 and
confidential treatment requested (the confidential portions of such exhibits have been omitted and filed separately with the Securities and Exchange Commission)

*****	Incorporated by reference to Form S-8 Registration Statement filed with the Securities and Exchange Commission on April 10, 2003.
+	Incorporated by reference to Form 20-F Annual Report of Global Sources Ltd. filed with the Securities and Exchange Commission on April 30, 2002.
++	Incorporated by reference to Form 6-K filed with the Securities and Exchange Commission on May 6, 2002.
+++	Incorporated by reference to Form 6-K filed with the Securities and Exchange Commission on August 13, 2002.
++++	Incorporated by reference to Form 20-F Annual Report of Global Sources Ltd. filed with the Securities and Exchange Commission on May 13, 2005.
+++++	Incorporated by reference to Form S-8 Registration Statement filed with the Securities and Exchange Commission on November 7, 2006.

#	Incorporated by reference to Form 20-F Annual Report of Global Sources Ltd. filed with the Securities and Exchange Commission on May 05, 2003.
##	Incorporated by reference to Form 6-K filed with the Securities and Exchange Commission on February 18, 2004.
###	Incorporated by reference to Form 20-F Annual Report of Global Sources Ltd. filed with the Securities and Exchange Commission on May 4, 2004.
####	Incorporated by reference to Form 6-K filed with the Securities and Exchange Commission on March 21, 2005.
#####	Incorporated by reference to Form 6-K filed with the Securities and Exchange Commission on March 8, 2005.
######	Incorporated by reference to Form 6-K filed with the Securities and Exchange Commission on March 7, 2006
#######	Incorporated by reference to Form 6-K filed with the Securities and Exchange Commission on March 7, 2007

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

GLOBAL SOURCES LTD.
By: /s/ EDDIE HENG
Eddie Heng, Director and Chief Financial Officer

Date: June 28, 2007