Form 20-F
period 2007-12-31
GLOBAL SOURCES LTD /BERMUDA
filed 2008-06-25
CIK 1110650

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 20-F

(Mark One)
[    ]          Registration Statement Pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934
OR
[ X ]	Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2007.
OR
[    ]          Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

OR
[    ]         Shell Company Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 Date of event requiring this shell company report …………………… For the transition period from ........................................ to .............................................

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

46,702,092 common shares, $0.01 par value, outstanding as of April 30, 2008.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act

Yes ____	No x

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Yes x	No ___

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

TABLE OF CONTENTS

GENERAL INFORMATION

Page

PART I

PART II

PART III

ITEM 17.	FINANCIAL STATEMENTS	114
ITEM 18.	FINANCIAL STATEMENTS	114
ITEM 19.	EXHIBITS	114

FORWARD-LOOKING STATEMENTS

Except for any historical information contained herein, the matters discussed in this Annual Report on Form 20-F contain certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to our financial condition, results of operations and business. These statements relate to analyses and other information which are based on forecasts of future results and estimates of amounts not yet determinable. These statements also relate to our future prospects, developments and business strategies. These forward-looking statements are identified by their use of terms and phrases such as “anticipate”, “believe”, “could”, “estimate”, “expect”, “intend”, “may”, “plan”, “predict”, “will” and similar terms and phrases, including references to assumptions. These forward-looking statements involve risks and uncertainties, including current trend information, projections for deliveries, backlog and other trend projections, that may cause our actual future activities and results of operations to be materially different from those suggested or described in this Annual Report on Form 20-F.

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

In this Annual Report on Form 20-F, except as specified otherwise or unless the context requires otherwise, “we”, “our”, “us”, the “Company”, and “Global Sources” refer to Global Sources Ltd. and its subsidiaries.  All references to “fiscal” in connection with a year shall mean the year ended December 31.

All financial information contained herein is expressed in United States Dollars, unless otherwise stated.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

– (Not applicable)

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

– (Not applicable)

ITEM 3.	KEY INFORMATION

Selected Financial Data

The following historical financial information should be read in conjunction with the section entitled “Operating and Financial Review and Prospects” and our audited consolidated financial statements and related notes, which are included elsewhere in this document. The consolidated statements of income data for each of the three years ended December 31, 2005, 2006 and 2007 and selected consolidated balance sheet data as of December 31, 2006 and 2007 are derived from, and qualified by reference to, our audited consolidated financial statements included elsewhere in this document. The consolidated statements of income data for each of the years ended December 31, 2003 and 2004 and selected consolidated balance sheet data as of December 31, 2003, 2004 and 2005 are derived from our audited financial statements not included in this document.

	Year Ended December 31,
	2003	2004	2005	2006	2007
	(In U.S. Dollars Thousands, Except Per Share Data)
Income Statement Data:
Revenue:
Online and other media services	$87,685	$92,325	$97,062	$113,097	$125,818
Exhibitions	3,327	13,010	14,300	42,122	51,608
Miscellaneous	657	511	832	1,262	4,633
Total revenue	91,669	105,846	112,194	156,481	182,059
Operating expenses:
Sales (Note 1)	30,436	30,582	34,415	50,380	61,773
Event production	930	3,774	3,920	18,414	20,155
Community (Note 1)	13,251	17,983	20,726	24,885	27,086
General and administrative (Note 1)	28,549	31,395	34,666	38,945	44,167
Online services development (Note1)	5,269	4,564	4,235	4,499	5,703
Amortization of software costs and intangibles	4,453	1,480	1,335	1,250	193
Total operating expenses	82,888	89,778	99,297	138,373	159,077
Income from operations	$8,781	$16,068	$12,897	$18,108	$22,982
Interest and dividend income	122	219	1,624	5,571	6,595
Gain (loss) on sale of available-for-sale securities	(40)	1,120	977	309	2,937
Gain on sale of shares to minority shareholder and interest income thereon	—	—	—	7,906	—
Loss on investment, net	—	—	—	(743)	(1,846)
Impairment of goodwill and intangible assets	—	—	—	—	(3,101)
Foreign exchange gains (losses), net	—	240	(80)	(714)	(1,213)
Income before income taxes	8,863	17,647	15,418	30,437	26,354
Income tax expense	(668)	(651)	(759)	(899)	(328)
Net income before minority interest	$8,195	$16,996	$14,659	$29,538	$26,026
Minority interest	(861)	(1,227)	(1,281)	(1,909)	(2,027)
Net income before cumulative effect of change in accounting principle	$7,334	$15,769	$13,378	$27,629	$23,999
Cumulative effect of change in accounting principle	—	—	—	251	—
Net income	$7,334	$15,769	$13,378	$27,880	$23,999
Basic net income per common share before cumulative effect of change in accounting principle	$0.17	$0.37	$0.29	$0.59	$0.52
Cumulative effect of change in accounting principle	—	—	—	$0.01	—
Basic net income per common share	$0.17	$0.37	$0.29	$0.60	$0.52
Diluted net income per common share before cumulative effect of change in accounting principle	$0.17	$0.37	$0.29	$0.59	$0.51

	Year Ended December 31,
	2003	2004	2005	2006	2007
	(In U.S. Dollars Thousands, Except Per Share Data)
Cumulative effect of change in accounting principle	—	—	—	$0.01	—
Diluted net income per common share	$0.17	$0.37	$0.29	$0.60	$0.51
Cash dividends declared per share	—	—	—	—	—
Shares used in basic net income per common share calculations (Note2)	41,148	40,759	43,711	44,692	45,001
Shares used in diluted net income per common share calculations(Note2)	41,155	40,813	43,766	44,748	45,163
Basic net income per non-vested restricted share before cumulative effect of change in accounting principle	$0.17	$0.37	$0.29	$0.59	$0.52
Cumulative effect of change in accounting principle	—	—	—	$0.01	—
Basic net income per non-vested restricted share	$0.17	$0.37	$0.29	$0.60	$0.52
Diluted net income per non-vested restricted share before cumulative effect of change in accounting principle	$0.17	$0.37	$0.29	$0.59	$0.51
Cumulative effect of change in accounting principle	—	—	—	$0.01	—
Diluted net income per non-vested restricted share	$0.17	$0.37	$0.29	$0.60	$0.51
Cash dividends declared per share	—	—	—	—	—
Shares used in basic net income per non vested restricted share calculations (Note2)	1,235	1,633	1,783	1,790	1,560
Shares used in diluted net income per non-vested restricted share calculations (Note2)	1,235	1,633	1,783	1,790	1,823

	December 31,
	2003	2004	2005	2006	2007
	(In U.S. Dollars Thousands)
Balance Sheet Data:
Cash and cash equivalents	$26,227	$41,195	$112,153	$135,093	$197,825
Available-for-sales securities	35,140	10,172	6,150	20,702	—
Total assets	82,541	92,525	171,680	220,889	271,808
Net assets	31,664	50,433	105,432	136,564	169,633
Long-term debt, less current portion	12,384	2,214	1,091	2,307	5,217
Total shareholders’ equity	27,980	45,523	99,241	133,651	164,693
__________________

(Note 1)
Non-cash compensation expenses associated with the employee equity compensation plans and Directors Purchase Plan included under various categories of expenses are approximately as follows: sales expenses: $4,286 (2006: $1,790, 2005:  $505, 2004:  $626, 2003: $323), community: $269 (2006: $145, 2005:  $103, 2004:  $93, 2003: $96), general and administrative: $2,874 (2006: $1,950, 2005:  $1,025, 2004:  $1,066, 2003: $691), and online services development expenses: $347 (2006: $181, 2005:  $315, 2004:  $332, 2003: $309)

(Note 2)
On March 5, 2007, we announced a one for ten bonus share issue on our outstanding common shares.  For a further discussion on the bonus shares, please see Note 27 of our consolidated financial statements appearing elsewhere in this annual report. Fractional shares were rounded up resulting in an additional 424 common shares upon distribution of the bonus shares on April 16, 2007. On December 20, 2007, we once again announced a one for ten bonus shares issue on our outstanding common shares. All common shares and per-share amounts have been retroactively adjusted to reflect the one for ten bonus share issue for all periods presented.  For a further discussion on the bonus shares, please see Note 31 of our consolidated financial statements appearing elsewhere in this annual report. Fractional shares were rounded up resulting in an additional 767 common shares upon distribution of the bonus shares on February 1, 2008.

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

Exports from mainland China are key to our current and future revenue growth and uncompetitive cost conditions in this market, or a potential backlash against mainland Chinese-made products arising from consumer standard concerns, could reduce our revenue and seriously harm our business.

Mainland China is the largest supplier of consumer products to the world. Our actual and potential customers are mainly suppliers who are based in mainland China. Should mainland China manufacturers’ production costs go up substantially (for example, due to the further appreciation of the Chinese Renminbi (“RMB”), wage and product input price inflation, reduced export rebates and new environment or labor regulations), products from mainland China may become less competitive on price. If products from mainland China become less competitive on price, it would likely have a negative impact on the demand in mainland China for our various export-focused media and marketing services.

During 2007, there were several highly publicized incidents involving products made in mainland China not meeting consumer standards in overseas markets. If this continues or worsens, there may be a strong backlash against products made in mainland China and our business may consequently suffer.

The mainland China market is key to our current and future revenue growth and political instability in this market could reduce our revenue and seriously harm our business.

Our customers in mainland China provided approximately 53% of our total revenues in fiscal 2006, and approximately 60% of our total revenues in fiscal 2007, and we believe our operations in mainland China will continue to grow for the next several years. Our dependence on the mainland China market and its revenues is significant, and adverse political, legal or economic changes in mainland China may harm our business and cause our revenues to decline.

The Chinese government has instituted a policy of economic reform which has included encouraging foreign trade and investment, and greater economic decentralization. However, the Chinese government may discontinue or change these policies, or these policies may not be successful. Moreover, despite progress in developing its legal system, mainland China does not have a comprehensive and highly developed system of laws, particularly as it relates to foreign investment activities and foreign trade. Enforcement of existing and future laws, regulations and contracts is uncertain, and implementation and interpretation of these laws and regulations may be inconsistent. As the Chinese legal system develops, new laws and regulations, changes to existing laws and regulations, and the interpretation or enforcement of laws and regulations may adversely affect business operations in mainland China. While Hong Kong has had a long history of promoting foreign investment, its incorporation into China means that the uncertainty related to mainland China and its policies may now also affect Hong Kong.

The international markets, and in particular the Greater China region (which includes mainland China, Hong Kong and Taiwan), in which we do business are subject to political, legal and economic instability, which may interfere with our ability to do business, increase our costs and decrease our revenues.

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

In 2007, we derived approximately 91% of our revenues from customers in the Greater China region. We expect that a majority of our future revenues will continue to be generated from customers in this region. At the time of the Asian economic crisis of 1997 and 1998, our revenues and operating results were adversely affected, and both our sales and revenues declined. If there is future political, legal or economic instability in the Greater China region, our business may be harmed and our revenues may decrease.

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

Recently, the RMB has been appreciating versus the U.S. Dollar and other currencies and is expected to continue appreciating. Although we bill in RMB and have expenses in RMB in mainland China, the continuing appreciation of the RMB could have an adverse effect on our financial condition. If RMB continues to appreciate, our current and potential supplier customers may become less competitive with suppliers from other regions, leading to less demand for our advertising services.

Currently, we do not hedge our exposure to foreign currency fluctuations.

General economic uncertainty, slowdowns, or recessions may reduce spending for business-to-business marketing services.

The revenue growth and profitability of our business depends significantly on the overall demand for business-to-business media services and especially online marketplace services, trade publications and trade shows. We believe that the demand for these services is subject to the potentially negative impact by a number of factors, including the overall weakening of the global economy, where for example consumer spending has declined in the United States and Western Europe, and may decline further. Such situations and events may give rise to a number of trends that adversely affect our business and revenues.

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

•	sickness or death of our key officers and employees;

•	a general slowdown in international trade and the global economy;

•	our trade shows may have to be cancelled; and

•	exhibitor and visitor participation at our trade show, could be significantly curtailed or otherwise adversely affected.

Our inability to sustain and/or increase our average revenue per customer could adversely affect our operating results.

The market for print, online and trade show services has fluctuated over the past few years. We sell our products separately and in various combinations. If we are unable to maintain or increase average revenue per customer and/or make up for any decline in average revenue per customer by increasing our total number of customers, our business could suffer. Similarly, if we are unable to maintain and/or increase historic pricing levels for advertising on our websites and in our trade journals and for booths at our trade shows, our revenues could be adversely affected.

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

We derive a significant portion of our website traffic from users who search for content through Internet search engines, such as Google, MSN, Baidu and Yahoo! A critical factor in attracting users to our websites is whether we are prominently displayed in such Internet search results.

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

None of the suppliers that currently pay to use our services are under any long-term contractual obligation to continue using our services. Generally, their advertising contracts with us for our online and print media are for 6 to 12 months in duration, while their booth contracts with us for our China Sourcing Fairs are for 2 years. A significant percentage of our customers do not renew their contracts and we experience high customer turnover from year to year. If we cannot replace non-renewing customers with new customers, our business could be adversely affected.

Our industry is intensely competitive, evolving and subject to rapid change, where if we are unable to compete effectively we will lose current customers and fail to attract new customers.

Our industry is intensely competitive. Barriers to entry are minimal, and competitors are able to launch new websites and other media at a low cost. We constantly face threats from competition, including from non-traditional competitors and new forms of media. Competition is likely to result in price reductions, reduced margins and loss of market share, any one of which may harm our business. We compete for our share of customers’ marketing and advertising budgets with other online marketplaces, trade publications and trade shows. Competitors vary in size, geographic scope, industries served and breadth of the products and services offered. We may encounter competition from companies which offer more comprehensive content, services, functionality and/or lower prices. The marketing and pricing decisions of our competitors strongly influence our business. Increased competition in the industry has caused significant downward pricing pressure. To the extent that potential and existing customers make decisions solely or primarily on price, we may be unable to retain existing customers or attract new customers, or we may be forced to reduce prices to keep existing customers or to attract new customers.

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

Various factors outlined below could adversely affect our ability to operate our China Sourcing Fair trade show business successfully and we can give no assurances that this business will be instrumental to our success.

In 2007, our China Sourcing Fairs accounted for approximately 88% of our total exhibitions revenue and have contributed substantially to our growth and success. The first China Sourcing Fair was held in Shanghai in 2003, the first of our series of China Sourcing Fairs in Hong Kong was launched in April 2006, the first of our series of China Sourcing Fairs in Dubai was launched in June 2007, a new series of China Sourcing Fairs in mainland China focusing on serving mainland China’s domestic market was launched in December 2007, and a new series of China Sourcing Fairs in Mumbai is scheduled for launch in November 2008. Our China Sourcing Fairs in Dubai, the domestic China Sourcing Fairs in mainland China and the China Sourcing Fairs in Mumbai are new business initiatives and we are uncertain as to our ability to attract the quality and quantity of exhibitors and buyers that would enable these trade shows to be successful.

In addition, there are substantial and long-established trade shows in Hong Kong and southern mainland China, which compete with our China Sourcing Fairs in Hong Kong, and which are expected to have access to expanded venue space from 2008 and 2009. Because of these expanded venues, we may not be able to attract the desired quantity and quality of exhibitors and buyers.

Also, because of the uncertainty of launching new trade shows and the competition, we may not achieve our desired sales objectives. Furthermore, in an effort to rapidly grow our trade show business, additional personnel were hired and additional capital expended. We may be unable to effectively execute the operations, which would jeopardize our ability to be successful in the trade show business.

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

In addition, while we expect that a significant portion of our future revenues will be derived from our trade show business (in particular, our China Sourcing Fair business), several other factors could negatively affect our financial performance in this business, including:

•	the spread of SARS, avian influenza and other similar epidemics;

•	political instability and the threat of terrorist attacks;

•	conflicting and/or changing legal and regulatory requirements;

•	natural catastrophes, labor strikes and transportation shutdowns;

•	decrease in demand for booth space;

•	particularly in mainland China, we may not always be able to obtain the required trade show licenses, which may limit the number of trade shows we are able to hold;

•	competing trade shows;

•	our sales representative companies’ inability to effectively expand their staff and infrastructure;

•	inability to renew our venue contracts on favorable terms or at desired times; and

•	a possible slowdown in product demand from outlet markets.

In view of the various risks outlined above, we can give no assurances that our operation of the trade show business will be instrumental to our success.

Even though we may increase our revenues, our margins and profits may not increase.

Even if we are able to grow our revenue, this does not necessarily translate to a growth of our margins and profits, which may or may not increase at all.

The loss of one or more of our executive officers or key employees, either to a competitor or otherwise, could harm our business.

Our executive officers and key employees are critical to our business. Our executive officers and key personnel may not remain with us and their loss may negatively impact our operations, and may reduce our revenues and cash flows. In particular, the services of our chief executive officer, chief financial officer, chief operating officer and chief information officer are important to our operations. If competitors hire our key personnel, it could allow them to compete more effectively by diverting customers from us and facilitat-

ing more rapid development of their competitive offerings. We do not maintain key man insurance on any of our executive officers.

We may not be able to attract, hire and retain qualified personnel cost-effectively, which could impact the quality of our content and services and the effectiveness and efficiency of our management, resulting in increased costs and losses in revenues.

Our success depends on our ability to attract, hire and retain at commercially reasonable rates, qualified technical, sales support management, marketing, customer support, financial and accounting, legal and other managerial personnel. The competition for personnel in the industries in which we operate is intense. Our personnel may terminate their employment at any time for any reason. Loss of personnel may also result in increased costs for replacement hiring and training. If we fail to attract and hire new personnel or retain and motivate our current personnel, we may not be able to operate our businesses effectively or efficiently, serve our customers properly or maintain the quality of our content and services.

We rely on independent sales representative companies for the sales and marketing of our products and services and the loss of any significant sales representative company or employees of a sales representative company, or if the sales representative company cannot expand its number of employees as anticipated, it  would harm our business and revenues.

We have agreements with various sales representative companies that employ sales representatives. Seven sales representative companies in mainland China are responsible for approximately 60% of our total revenues for the year ended December 31, 2007. Generally, either we or the sales representative companies may terminate the service agreement between them and us upon short notice. It is possible that we may not retain some of our sales representative companies, or they may not retain some of their sales personnel (due to competition from other companies in hiring and retaining sales personnel) or be able to replace them with equally qualified personnel. Furthermore, if a sales representative company terminates its agreement with us, some of our customers with a direct relationship with that sales representative company or its personnel may terminate their relationship with us. Although these sales representative companies and their employees are independent from us, there can be no assurance that our reputation and our business will not be harmed by their acts or omissions. If sufficient numbers of employees are not recruited, properly trained, integrated, motivated, retained and managed by these sales representative companies, or if they perform poorly, or if our relationship with these sales representative companies fail or deteriorate, our business may be harmed.

Our China Global Sources Online website, which we recently launched to facilitate trade in mainland China’s domestic market, has yet to generate revenue and may not ever be profitable.

We have launched our China Global Sources Online website in November of 2007 to facilitate trade in mainland China’s domestic market. We have not generated any revenues since our launch and may not ever achieve revenue. We may not have sufficient access to capital to develop and market the China Global Sources Online website and we give no assurances that our operation of this business will be incremental to our growth. We cannot be sure that the China Global Sources Online website will generate any operating revenues or ever achieve profitable operations and its failure could have a materially adverse effect on our financial condition.

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

•
Online fraud and fraudulent orders are potential risks. We may not have detected or been aware of, or be able to detect in the future, such fraudulent transactions, and if we act pursuant thereto (for example, by shipping products under a fraudulent order), we may subsequently be unable to collect payment, be required to refund payments, or be liable for the costs or losses related thereto.

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

We may not have sufficient access to capital to enter into acquisitions, joint ventures and alliances, or to expand our business, or to take advantage of organic growth opportunities.

We may not have sufficient access to capital to enter into strategic acquisitions, joint ventures and alliances, or to expand our business, or to take advantage of organic growth opportunities. In such circumstances, our growth potential may be harmed.

Our growth could strain our resources, and if we are unable to implement appropriate controls and procedures to manage our growth, we may not be able to achieve our business objectives.

Our sales representatives in mainland China plan to increase substantially the number of sales representative team members in mainland China in order to help us in pursuing our business objectives. Our success will depend in part upon the ability of this growth to be implemented and managed effectively. To do this, additional new sales representative team members must be recruited and trained. If new sales representative team members perform poorly, or if their training and management is unsuccessful, or if our relationships with existing sales representative team members fail, our business may be harmed. To manage the expected growth of our operations, we will need to continue to improve our operational, financial and management controls and our reporting systems and procedures. If we fail to manage our growth successfully, we will be unable to achieve our business objectives.

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

We may be subject to legal liability for the verification services that we offer to buyers and suppliers.

We offer verification services (by ourselves and/or through third parties whom we engage) to buyers in respect of certain of our supplier customers, and to suppliers in respect of their buyers. The verification services which we offer to buyers in respect of suppliers include: verification of a supplier’s company and business details; supplier credit profiles and credit reports; and supplier capability assessment and product inspection reports. The verification services which we offer to suppliers in respect of buyers include: buyer trade profile reports and company background and contact information. We may be subject to legal claims and actions for any inaccurate, erroneous, incomplete or misleading information provided in connection with such verification services. While we may have liability disclaimers associated with such verification services, such liability disclaimers may nevertheless be insufficient to deter a complainant from attempting to raise a claim or to institute legal action against us, or may be held by a court to be invalid or unenforceable. As for those verification services which are not provided directly by us but by third parties engaged by us, a complainant may nevertheless attempt to hold us responsible for such third parties. Regardless of the merit of any such claims or legal actions, they could divert management time and attention away from our business, result in significant costs to investigate and defend, and damage our reputation (which could result in client cancellations or overall decreased demand for our products and services), thereby harming our business, financial condition and operating results. In addition, if we are not successful in defending against such claims or legal actions, we may be liable to pay substantial damages. Our insurance may not cover claims or legal actions of this type, or may not provide sufficient coverage.

Our intellectual property protection is limited, and others may infringe upon it, which may reduce our ability to compete and may divert our resources.

Our success and ability to compete are dependent in part upon our proprietary technology, content and information databases, the goodwill associated with our trademarks, and other intellectual property rights. We have relied on a combination of copyright, trade secret and trademark laws and non-disclosure and other contractual restrictions to protect ourselves. However, our efforts to protect our intellectual property rights may not be adequate. Although we have filed (and continue to file) applications for and have obtained registration of many of our key trademarks in various jurisdictions, we may not always be able to obtain successful registrations. Our competitors may independently develop similar technology or duplicate our software and services. If others are able to develop or use technology and/or content we have developed, our competitive position may be negatively affected.

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

As Internet commerce continues to evolve, increasing legislation and regulation by governments and agencies become more likely. We use e-mail as a significant means of communicating with our existing and potential customers and users. We also provide “@globalsources.com” e-mail addresses to our clients, for their use. The laws and regulations governing the use of e-mail for marketing purposes continue to evolve, and the growth and development of the market for commerce over the Internet may lead to the adoption of additional legislation and/or changes to existing laws. Existing, new or additional legal prohibitions on the transmission of unsolicited commercial e-mail (commonly known as “spam”), coupled with aggressive enforcement, could reduce our ability to promote our services in a cost-efficient manner and our ability to facilitate communications between suppliers and buyers and, as a result, adversely affect our business.

In addition to legal restrictions on the use of e-mail, Internet service providers, various operators of Internet mailbox services, anti-spam organizations and others typically attempt to block the transmission of unsolicited e-mail and are increasing the number and volume of unsolicited e-mails they are blocking. With this increasing vigilance also comes an increased rate of “false positives”, i.e. legitimate e-mails being wrongly identified as “spam”. If an Internet or other service provider or software program identifies e-mail from us (or from our clients to whom we have provided “@globalsources.com” e-mail addresses) as “spam”, we could be placed on a restricted list that would block our e-mails to our actual or potential customers or users who maintain e-mail accounts with these Internet service or other providers or who use these software programs or our e-mails could be routed to bulk folders and ignored. If we are unable to communicate by e-mail with our actual or potential customers or users as a result of legislation, blockage of our e-mails, routing of our e-mails to bulk folders, or otherwise, our business, operating results and financial condition could be harmed.

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

It is possible that new laws and regulations or new interpretations of existing laws and regulations in the United States, the European Union, mainland China and elsewhere will be adopted covering issues affecting our business, including:

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

Furthermore, the relationship between regulations governing domain names and laws protecting trademarks and similar proprietary rights is still evolving. Therefore, we might be unable to prevent third parties from acquiring domain names that infringe or otherwise decrease the value of our trademarks and other proprietary rights. Any impairme in the value of these important assets could cause our stock price to decline. We cannot be sure what effect any future material non-compliance by us with these laws and regulations or any material changes in these laws and regulations could have on our business, operating results and financial condition.

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

We typically experience seasonal quarter-to-quarter fluctuations in our revenue. Buyer’s usage of our media and services is typically relatively slower during the summer and year-end vacation and holiday periods.  Additionally, our online and trade publication advertising revenue is seasonal and tends to be highest in the fourth quarter of each calendar year. Currently, most of our largest trade shows are expected to be held in April and October of each year. The net result of the above seasonality is that second and fourth quarter revenues are likely to be substantially higher than the first and third quarter revenues. In 2007, approximately 29% of our revenue was generated during the second quarter and approximately 33% during the fourth quarter. The first quarter accounted for approximately 19% of revenue in 2007 and the third quarter accounted for approximately 19% of revenue in 2007. In addition, certain expenses associated with future revenues are likely to be incurred in the preceding quarters, which may cause profitability to be lower in those preceding quarters. Also, because event revenue is recognized when a particular event is held, we may also experience fluctuations in quarterly revenue based on the movement of annual trade show dates from one quarter to another.

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

Our common shares have been traded in the public market for a limited time and this market may not be sustained.  As a result of the April 2000 share exchange, 1,189,949 of our common shares were listed on the Nasdaq National Market (“Nasdaq”). As of April 30, 2008 we had approximately 953 shareholders, and approximately 13,154,160 shares that were tradable on the Nasdaq.

However, because of the small number of shareholders and the small number of publicly tradable shares, we cannot be sure that an active trading market will develop or be sustained or that you will be able to sell or buy common shares when you want to. As a result, it may be difficult to make purchases or sales of our common shares in the market at any particular time or in any significant quantity. If our shareholders sell our common shares in the public market, the market price of our common shares may fall. In addition, such sales may create the perception by the public of difficulties or problems with our products and services or man-

agement. As a result, these sales may make it more difficult for us to sell equity or equity related securities in the future at a time or price that is appropriate.

Future sales of our common shares could depress the price of the common shares.

Future sales of common shares by us or our existing shareholders could adversely affect the prevailing market price of the common shares. As of April 30, 2008, we had 46,702,092 common shares outstanding, out of which at least 29,318,520 common shares outstanding are beneficially owned by people who may be deemed “affiliates”, as defined by Rule 405 of the Act, and are “restricted securities” which can be resold in the public market only if registered with the Securities and Exchange Commission or pursuant to an exemption from registration.

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

•
restricting business combinations with interested shareholders that have not been approved by at least two-thirds of the holders of our voting shares (other than the interested shareholder) or by a majority of the continuing directors or if certain prescribed conditions are met assuming that we will receive fair market value in exchange for such business combination.  In this context, a “business combination” includes mergers, asset sales and other material transactions resulting in a benefit to the interested shareholder or the adoption of a plan for our liquidation or dissolution; a “continuing director” is a member of our board of directors that is not an affiliate or associate of an interested shareholder and was a member of our board prior to such person becoming an interested shareholder; and an “interested shareholder” is any person (other than us or any of our subsidiaries, any employee benefit or other similar plan or any of our shareholders who owned shares prior to the listing of our shares on Nasdaq) that owns or has announced its intention to own, or with respect to any of our affiliates or associates, within the prior two years did own, at least 15% of our voting shares.

Merle A. Hinrichs, our Chairman and Chief Executive Officer, is also our controlling shareholder and he may take actions that conflict with your interest.

As of April 30, 2008, Merle A. Hinrichs beneficially owned 61.2% of our common shares. Accordingly, Mr. Hinrichs controls the power to elect our directors, to appoint new management and to oppose actions requiring shareholder approval, such as adopting amendments to our articles of incorporation and approving mergers or sales of all or substantially all of our assets. Such concentration of ownership may have the effect of delaying or preventing a change of control even if a change of control is in the best interest of all sharehold-

ers.  In addition, Mr. Hinrichs may still effectively control our company even if his share holdings are significantly reduced. There may be instances in which the interest of our controlling shareholder may conflict with the interest of a holder of our securities.

Current weakness of the telecommunications and Internet infrastructure in the Asia-Pacific region could harm our business.

We are likely to continue to derive the majority of our Internet-based marketplace revenues from the Asia-Pacific region. The quality of some of the telecommunications and Internet infrastructure and telephone line availability in mainland China and in some Asia-Pacific countries is unreliable. This may contribute to lower than expected adoption of many of our services and may cause usage growth and revenues to fall below expectations. In addition, access fees in some Asia-Pacific countries may contribute to low usage and may adversely affect our growth and revenues potential.

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

We host our key customer-facing computer systems with major Internet Service Providers (ISPs) in Hong Kong.  Interruptions to these ISPs’ and/or their partners’ hosting services could result from natural disasters as well as catastrophic hardware failures, software problems, extended power loss, telecommunications failure and similar events. While these ISPs may have their own disaster recovery capabilities and/or be able to provide us with disaster recovery facilities on request in such circumstances, nevertheless, if there is any failure, inability or delay on their part in providing such disaster recovery facilities as committed, serious and prolonged disruptions to our systems and services could result.

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

Although we have contracts with technology providers to enhance, expand, manage and maintain our computer and communications equipment and software, these service providers may not provide acceptable services. Services provided by third parties include providing application licenses, hosting our Global Sources Online servers and database, maintaining our communications and managing the network and data centers which we rely on for the provision of our services. These relationships may not continue or may not be available on the same commercial terms in the future, which could cause customer dissatisfaction and/or a delay in the launch of new software or services.

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

Widely publicized security breaches involving the Internet or online services generally, or our failure to prevent security breaches, may cause our current and potential customers not to use our products and services and adversely affect our revenues. We may be required to incur additional costs to protect against security breaches or to alleviate problems caused by these breaches. Our potential for growth depends on our customers’ confidence in the security of our products and services.

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

Because we are governed by Bermuda law rather than the laws of the United States and our assets are outside of the United States, our shareholders may have more difficulty protecting their rights because of differences in the laws of the jurisdictions.

We are organized under the laws of Bermuda. In addition, certain of our directors and officers reside outside the United States and a substantial portion of our assets are located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon such persons or to realize against them judgments of courts of the United States predicated upon civil liabilities under the United States federal securities laws. We have been advised by our legal counsel in Bermuda, Appleby Services (Bermuda) Ltd., that there is doubt as to the enforcement in Bermuda, in original actions or in actions for enforcement of judgments of United States courts, of liabilities predicated upon U.S. federal securities laws, although Bermuda courts will enforce foreign judgments for liquidated amounts in civil matters subject to certain conditions and exceptions.

We may not pay cash dividends in the foreseeable future.

We may not pay cash dividends in the foreseeable future. This may reduce the demand for our shares.

ITEM 4.	INFORMATION ON THE COMPANY

History and Development of the Company

We are a leading facilitator of global merchandise trade. Our business began in 1971 in Hong Kong when we launched Asian Sources, a trade magazine to serve global buyers importing products in volume from Asia. Today, we are one of Asia’s leading providers of trade information using online media, print media and face-to-face events, meeting the marketing and sourcing needs of our supplier and buyer communities.

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

Our capital expenditures during the year ended December 31, 2007, 2006 and 2005 amounted to $11.3 million, $4.9 million and $7.3 million respectively. For 2007, such expenditure was incurred mainly for purchase of office premises in China, computers, software, leasehold improvements, office furniture and software development. For 2006, such expenditure was incurred mainly on computers, software, leasehold improvements, office furniture and software development. For 2005, such expenditure was incurred mainly on office premises, computers, software, leasehold improvements, office furniture and software development. Our capital expenditures were financed using cash generated from our operations. The net book value of capital assets disposed during the year ended December 31, 2007, 2006 and 2005 amounted to $0.3 million, $0.002 million and $0.9 million respectively.

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

Business Overview

We are a leading business-to-business (B2B) media company that provides information and integrated marketing services, with a particular focus on the Greater China market. Our mission is to facilitate global trade between buyers and suppliers by providing export marketing services and sourcing information. Although our range of media has grown, for more than 37 years we have been in the same primary business of helping buyers worldwide find products and suppliers in Asia (with a particular focus on Greater China).

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

We serve an independently certified community of over 657,000 active members (as of the end of 2007) in more than 200 countries and territories. This buyer community has more than tripled in size from 209,000 at the end of 2000. During 2007, buyers sent more than 27 million sales leads, or requests for information (RFIs) to the 170,000 suppliers listed on Global Sources Online, up from 2.4 million for the year 2000.

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

The following table sets forth our revenue by category for the last three fiscal years:

	Year Ended December 31,
	2005	2006	2007
	(In U.S. Dollars Thousands)
Revenue:
Online and other media services	$97,062	$113,097	$125,818
Exhibitions - trade shows and seminars	14,300	42,122	51,608
Miscellaneous	832	1,262	4,633
	$112,194	$156,481	$182,059

The following table represents our revenue by geographical area for the last three fiscal years:

	Year Ended December 31,
	2005	2006	2007
	(In U.S. Dollars Thousands)
Revenue:
Asia	$104,746	$146,315	$171,621
United States	6,175	7,610	8,596
Europe	679	1,571	242
Others	594	985	1,600
Consolidated	$112,194	$156,481	$182,059

We currently generate the majority of our revenue from suppliers in Asia, with China being our largest market at 63% of total revenue during fourth Quarter of 2007. Our revenue is derived from three primary sources:

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

Most suppliers frequently introduce new products and actively seek new buyers and markets through the use of media. Their objective is to make sure their products are seen by as many potential buyers as possible, and sold to buyers that will provide them the best price and the right order size. Suppliers select media based on the number and quality of buyers reached, and on the reputation of the medium and its cost. Also, particu-

larly in Greater China, creative services for advertising design and English language copywriting play a significant role in media selection.  Suppliers measure the return on their promotional investments by the quantity and quality of sales leads, or RFIs, that they receive, and where possible, by the actual orders generated.

Operators of online marketplaces generate most of their business from selling marketing services to suppliers, such as hosting and publishing a supplier’s website or catalog, and from advertising. Online marketplaces have the advantages of content depth and timeliness and provide a venue where suppliers can make detailed product and company information accessible to buyers.

Trade show organizers generate most of their business from selling booth space to suppliers. Trade shows play a unique role in the sales process since they allow sellers to make face-to-face presentations to buyers and to negotiate and take orders at the booths. In international trade, this is something that cannot be accomplished by online or print media.

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

Our Offerings

Our primary business relates to connecting buyers worldwide with suppliers in Asia (with a particular focus on Greater China) and other emerging markets. However, we also enable trade in the other direction with a range of media that facilitate selling to Asia (with a particular focus on Greater China), and we have recently launched online and trade show media for the domestic business-to-business (“B2B”) market in China.

We provide a broad set of B2B media products and services to stimulate and streamline the marketing and sourcing processes of global trade. In particular, we believe that we are the largest company offering such an integrated solution to suppliers and buyers engaged in international trade with Greater China.

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

Buyers can reach a large potential supply base on Global Sources Online by searching among, and/or making inquiries to, approximately 170,000 suppliers who are categorized according to the products they can supply. In listing suppliers for a specific product, we give prominence to those who maintain marketing websites with us.

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

Trade Shows

We have ten China Sourcing Fairs scheduled for 2008 in Hong Kong. The shows bring buyers from around the world to meet face-to-face with suppliers. The first China Sourcing Fair was held in Shanghai in October 2003. Our series of China Sourcing Fairs in Hong Kong was first launched in 2006, comprising of Electronics & Components, Fashion Accessories and Gifts & Home Products, which were each held twice – once in the spring and once in the fall. Since 2006 we have added to and modified these product categories and in 2008 we also have shows scheduled to be held in Dubai and in Mumbai.

Trade Publications

We publish thirteen monthly publications that are circulated to buyers worldwide. Our trade publications contain paid advertisements from suppliers, as well as our independent editorial features, which include market reports and product surveys. In addition to our paid subscription base, we distribute samples of our trade magazines free-of-charge to qualified buyers worldwide at a variety of trade shows and events.

Direct Online Sales

In 2006, we launched Global Sources Direct. This new initiative enables suppliers to sell their products online – globally through multiple online channels, including our Global Sources Direct website at: http://www.globalsourcesdirect.com. The service facilitates the sale of wholesale lots, or what some call LCL or ‘less than container load’ orders, and enables buyers to import without having to understand or deal with most of the intricacies involved.

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

China Sourcing Reports

We currently have more than 100 different China Sourcing Reports for sale and published more than 40 of these reports in 2007. Each China Sourcing Report provides extremely detailed, product-specific information on suppliers and supply market conditions throughout Greater China that is based on our factory visits, face-to-face interviews, and detailed questionnaires. Revenue is derived from sales to buyers.

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

Media for Engineers and Executives in Asia

In addition to our primary media, which connect export suppliers in Asia with buyers worldwide, we are a leading provider of information to electronics engineers and executives within Asia. For this segment of our business, we have 29 online and 11 print media, the International IC show and several other conferences and events.

Media for Buyers in China

In the fourth quarter of 2007 we launched an online marketplace and two trade shows for this market. China Global Sources Online was launched at the end of November and is currently offering its services free of charge. Two shows were launched in December in Shanghai: Baby & Children’s Products and Fashion Accessories. In 2008, the shows are scheduled to be held, in Shanghai in December.

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

Our existing markets offer significant opportunities for further growth. For our export-focused online business, we anticipate continued strong performance, especially from our new Global Sources Online 2.0, which we believe offers the premier search experience in our industry. In January 2008, we added the Six Star ranking system that provides buyers with third-party credit check information on all verified suppliers, plus we introduced an end-to-end repackaging and repricing of our supplier marketing programs. As evidence of market acceptance online revenue from China increased by 30% in the fourth quarter 2007.

For our China Sourcing Fairs, our objective is to further penetrate the market by increasing the amount of space we rent and the average revenue per booth. We also plan to focus on cross-selling to clients not using our online, print and trade shows – and achieving continued strong growth in China.

2.	New Product Development

Our plans include increasingly specialized online marketplaces, trade shows and magazines. We continue to build on the outstanding success of our China Sourcing Fairs and have 6 new shows scheduled in 2008 in mainland China, Dubai, Hong Kong and India. Regarding specialization, we have established unique market positions for Fashion Accessories, Baby & Children’s Products, and Underwear & Swimwear.

3.	Expansion into China’s Domestic B2B Market

We intend to launch new online, trade show and/or print products for China’s domestic market. This is a significant medium-term business opportunity where we intend to leverage our brands, content, sales representatives, expertise and community.

We intend to further extend existing English-language verticals into the China market. For example, we successfully launched trade shows in Shanghai in December 2007 for Fashion Accessories and Baby & Children’s Products. Also, we soft-launched China Global Sources Online at www.globalsources.com.cn on November 30, 2007 initially as a free service, and we’re rapidly building content and traffic to gain leadership traction.

4.	Acquisitions and/or Alliances

We intend to support our growth strategy through acquisitions and/or alliances designed to drive growth and accelerate achievement of our goals. We plan to seek complementary businesses, technologies or products that will help us maintain or achieve market leading positions in particular niche markets.

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

Products & Services

Media for Buyers Worldwide

Online Services

Global Sources Online, our primary online service, is comprised of the following industry sector marketplaces:

Auto Parts & Accessories	Gifts & Premiums
Baby & Children’s Products	Hardware & DIY
Computer Products	Home Products
Electronic Components	Machinery
Electronics	Security Products
Fashion Accessories	Sports & Leisure
Garments & Textiles	Telecom Products

Trade Publications

We publish the following industry-specific trade magazines monthly:

Global Sources Auto Parts & Accessories	Global Sources Gifts & Premiums
Global Sources Baby & Children’s Products	Global Sources Hardware & DIY
Global Sources Computer Products	Global Sources Home Products
Global Sources Electronic Components	Global Sources Security Products
Global Sources Electronics	Global Sources Sports & Leisure
Global Sources Fashion Accessories	Global Sources Telecom Products
Global Sources Garments & Textiles

Trade Shows & Exhibitions

Hong Kong

Trade Show / Exhibition	Description
China Sourcing Fair: Gifts & Home Products
•Primary product categories include: gifts & premium;, kitchen & household products; home décor & home textiles; glassware & table ware; arts & crafts; basketware; garden & outdoor; stationery & paper products; sports & leisure.
•Spring and fall 2008 events in Hong Kong.

China Sourcing Fair: Electronics & Components
•Primary product categories include: consumer electronics; digital entertainment; digital video broadcast; in-car electronics; computer & networking; telecom & accessories; WiFi & VoIP products; GPS products; health & personal care electronics; security products; electronics components; interconnection technology; optoelectronics and power supplies.
•Spring and fall 2008 events in Hong Kong.

China Sourcing Fair: Fashion Accessories
•Primary product categories include:  handbags, special purpose bags, leather bags, fashion jewelry, hair accessories, footwear, hats and caps, umbrellas, belts, sunglasses, gloves, ties, socks, watches, luggage and legwear.
•Spring and fall 2008 events in Hong Kong.

China sourcing Fair: Underwear and Swimwear
·Primary product categories include: underwear, swimwear and related accessories, sleepwear and fabrics, lace and trimmings, beachwear & assessoires and hosiery.
·Spring and fall 2008 events in Hong Kong.

China Sourcing Fair: Baby & Children’s Products
•Hong Kong’s First China Sourcing Fair: Baby & Children’s Products
•Primary product categories include: clothing and footwear; sleepwear and undergarments; fashion accessories; baby bedding; children’s furniture; baby and children’s safety products; baby care and bath products; baby feeding products; toys, games and puzzles; children’s stationery; children’s masks and costumer; and outdoor play equipment.
•Spring and fall 2008 events in Hong Kong.

Media for Asian Engineers and Executives

Online Services

Website	Description
EE Times – Asia Online Network
•Provides industry news, new product information and technical features covering new technology and its application to engineers in China, Taiwan, South Korea, India and countries in the Association of Southeast Asian Nations; websites in traditional and simplified Chinese, English and Korean; and 7 application specific websites for Chinese engineers.

Website	Description
Electronic Design – China Online	• Provides China’s design engineers with access to detailed solutions, methodologies and white papers.
Webinar	• Provides corporate, engineering, procurement and manufacturing management with access to new manufacturing strategies, technology and supplier news.
Chief Executive China Online	• A resource focusing on excellent management practices for China’s business leaders in simplified Chinese.
Elegant Living Online	• Offers wealthy China readers information on how to strike a balance between work and daily life.

Trade Shows

Trade Shows	Description
The 13th Annual International IC-China Conference & Exhibition (IIC-China)
•China’s largest system design event showcasing new IC technologies and the latest application methodology.
• Spring 2008 events in China’s key technology hubs Shenzhen, Beijing, Shanghai and Chengdu attracted 36,046 visitors.

The 1st International IC-Taiwan Conference & Exhibition (IIC-Taiwan)
• IIC-Taiwan is the most established technology event in the region building on EDA & Test-Taiwan Conference and Exhibition’s (EDA&T-Taiwan) 15-year track record in the design automation and test space, plus Embedded Systems Conference-Taiwan’s (ESC-Taiwan) seven years of embedded systems coverage.
• Co-locates with SEMI Taiwan’s SEMICON Taiwan in September 2008 at Taipei, covering all products and technologies covering electronics development – from design to manufacturing.

Magazines

Magazine	Description
EE Times - Asia
•Editions published bi-weekly in simplified and traditional Chinese, Korean and English; provides engineering managers and design engineers in China, Taiwan, South Korea, Singapore and Malaysia with innovative design ideas and in-depth technology analysis.

Electronic Design - China	•Published monthly in simplified Chinese; provides electronics design & development engineers and engineering managers in China with the latest in emerging technology and ”how-to” methodologies.

Magazine	Description
Electronics Supply & Manufacturing - China	•Published monthly in simplified Chinese; provides corporate, engineering, procurement and manufacturing management in China with strategic business and technology information.
Global Sources Chief Executive China	•Published monthly in simplified Chinese; serves China’s senior management with case studies and information on management techniques and strategies.
Global Sources Elegant Living	•Launched in September 2007, Elegant Living magazine offers wealthy China readers information on how to strike a balance between work and daily life.

Media for Buyers in China

Online Services

China Global Sources Online, (www.globalsources.com.cn) is designed to facilitate China domestic trade and assist overseas firms intent on selling into China. It includes the following vertical marketplaces:

Auto Parts & Accessories	Gifts & Premiums
Baby & Children’s Products	Hardware & DIY
Computer Products	Home Products
Electronic Components	Machinery
Electronics	Security Products
Fashion Accessories	Sports & Leisure
Garments & Textiles	Telecom Products

Trade Shows and Exhibitions

Mainland China

Trade Shows / Exhibitions	Description
China Sourcing Fair: Baby & Children’s Products	•Highly targeted exhibitions, offering international & mainland China buyers the widest selection of quality products from international and Greater China suppliers. • December 2008 in Shanghai
China Sourcing Fair: Fashion Accessories	• Highly targeted exhibitions, offering international & mainland China buyers the widest selection of quality products from international and Greater China suppliers. • December 2008 in Shanghai.

Customers

We provide services to a broad range of international buyers and suppliers in various industry sectors.

Suppliers

During 2007, 12,941 suppliers paid us for marketing or advertising services and there were 13,829 suppliers who paid us for marketing or advertising services for the period from April 1, 2007 to March 31, 2008. Ap-

proximately 90% of these suppliers were located in Greater China. No individual supplier customer represented more than 1% of our revenue during 2007.

Buyers

For our primary group of media, which connect export suppliers in Asia with buyers worldwide, we serve an independently certified community of more than 657,000 active members in more than 200 countries and territories. This figure is based on procedures to ensure that only buyers who have received a magazine or attended a China Sourcing Fair tradeshow organized by us or who have made an inquiry through the Global Sources Online website within the 12 month period ended December 31, 2007 or registered and double opted-in to receive product alert e-mails as of December 31, 2007 are extracted from the databases. This community is up from approximately 209,000 at the end of 2000.

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

Sales and Marketing

Our team member sales organization consists of approximately 1,406 independent representatives in approximately 67 cities worldwide, with 48 of these locations in Greater China. We have a staff of 40 full-time employees that oversee and monitor the independent sales representative organizations that employ these representatives. These organizations operate pursuant to service agreements with us that generally are terminable by either party on short notice. These representatives focus on developing and maintaining relationships with suppliers that are current customers and they seek to increase the number of new suppliers using our services.  Substantially all of our contracts with suppliers are entered into directly between the supplier and us. Online services and print advertising revenue is seasonal and tends to be highest in the fourth quarter of each calendar year. Revenue for trade shows is highly seasonal as it is recognized in the month in which each show is held. Our sales representatives collectively make an average of 50,000 supplier visits per month. The largest representative sales offices are located in Beijing, Guangzhou, Shanghai, Shenzhen, Hong Kong and Taipei. Our six sales representative organizations in China accounted for approximately 60% of our total revenue in 2007.

Our marketing strategy leverages our database of approximately 170,000 suppliers currently listed on Global Sources Online. Sophisticated analyses of buyer and supplier profile data enable us to target our sales and marketing programs to new geographic areas and to specific product categories within industry sectors.

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

Content Development

Our content development group, comprised of 514 team members as of December 31, 2007, is responsible for compiling, editing, integrating and processing the content that appears in our online services and print media. Within content development, the advertisement operations and editorial groups compile materials from suppliers and freelance writers, respectively, and transform these materials into the advertising and editorial content. Research teams analyze customer content usage to direct content development and they work with sales representatives and marketing staff to develop appropriate content for new industry sectors. Our site team is responsible for evaluating and integrating content into our online services, as well as maintaining the overall integrity of such services. In addition, members of the content development group manage the pre-press production work and print production processes associated with the creation of our trade magazines. They also maintain the back-end supplier database, which is the foundation for our online supplier and product information.

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

We have invested $10.2 million for years 2006 and 2007 combined in online services development.

As of December 31, 2007, we had 160 team members engaged in technology development, maintenance, software customization and data center operations.

As of December 31, 2007, our online marketplace services are run on the Oracle DBMS release 9i and 10g. The catalog application that supports Global Sources Online’s core functions uses a Java platform.

Our servers are hosted by AT&T iDC in Hong Kong. We have dual redundant 100Mbps link connection directly to AT&T’s IX backbone, while AT&T’s IX maintains a 2,697 Mbps link to the United States and direct links to most countries in Asia. We use Overland Enterprise tape back-up systems as well as servers located at our Singapore facility for back-up. We have deployed EMC SAN Enterprise disk storage systems for mission critical data and load balancers and application accelerators for traffic workload balancing, redundancy and response time management respectively.

For the year ended December 31, 2007 our external network had 100% uptime availability.

Our platform applications deploy standard industry database protocols. We can, therefore, integrate our systems with products from third-party vendors. Our offerings are also based on industry standard Web technologies and we are able to deploy with the aid of most common industry browser solutions.

Where appropriate, our systems use secure socket layer (SSL) to encrypt sensitive communications between browsers and Web servers. We also use Extensible Markup Language (XML) as an open communication protocol for information delivery to various applications and/or partners.

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

Our intellectual property is very important to our business. We rely on a combination of contractual provisions, employee and third-party nondisclosure agreements, and copyright, trademark, service mark, trade secret and patent laws, to establish and protect the proprietary rights of our brands, software, content and services.

We have registrations for either or both of our “Global Sources” and “China Sourcing Fairs” trademarks in Australia, the European Union, Hong Kong, India, Indonesia, Israel, Mexico, mainland China, Singapore, South Africa, South Korea, Switzerland, Taiwan, Turkey and the United States, and we have applications for either or both these trademarks pending registration in various countries or regions, including India, Indonesia, mainland China, the Philippines, Taiwan, Thailand, the United Arab Emirates and the United States.

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

Internet Regulation

There are an increasing number of laws and regulations pertaining to the Internet. In addition, a number of legislative and regulatory proposals are under consideration by federal, state and local and foreign governments and agencies. Laws or regulations may be adopted with respect to the Internet relating to the liability for information retrieved from or transmitted over the Internet, regulation of online content (or the provision of internet content), the transmission of unsolicited commercial e-mails, user privacy, taxation and the quality of products and services. Moreover, it may take years to determine whether and how existing laws, such as those governing issues relating to intellectual property ownership and infringement, privacy, libel, copyright, trademark, trade secret, design rights, taxation, and the regulation of, or any unanticipated application or interpretation of existing laws, may decrease the use of the Internet, which could in turn decrease the demand for our services, increase our cost of doing business or otherwise have a material adverse effect on our business, financial condition, prospects and operating results.

Regulation of Communications Facilities

To some extent, the rapid growth of the Internet has been due to the relative lack of government intervention in the marketplace in respect of, or due to the relative inadequate development or uncertainty of laws and regulations governing, Internet access. For example, several telecommunications carriers are seeking to have telecommunications over the Internet regulated in the same manner as are certain other telecommunications services. Additionally, local telephone carriers have petitioned or may petition the relevant authorities to regulate Internet service providers in a manner similar to long distance telephone carriers and to impose access fees on such providers. Some Internet service providers are seeking to have broadband Internet access over cable systems regulated in much the same manner as telephone services, which could slow the deployment of broadband Internet access services. Because of these proceedings or others, new laws or regulations could be enacted, which could burden the companies that provide the infrastructure on which the Internet is based, thereby slowing the rapid expansion of the medium and its availability to new users.

Properties

During 2004, we entered into a contract for the purchase of approximately 9,000 square meters of office space in the Shenzhen International Chamber of Commerce Tower in Shenzhen, Guangdong province, China, at a purchase price of approximately $19.0 million. Full payment of the purchase price was made during 2004, the physical handover of the premises occurred on or around March 30, 2005 and we have received the title certificates. Our usage right in respect of this property is for a period of 50 years, expiring on 7 January 2052, after which the land could revert to the China government. In addition, we generally lease our office space under cancelable and non-cancelable arrangements with terms of two to five years, generally with an option to renew upon expiry of the lease term. We lease in the aggregate approximately 101,169 square feet of executive and administrative offices in China, Hong Kong, the Philippines, Singapore, Dubai and Taiwan. Our aggregate base rental and building management fee payments for the year ended December 31, 2007 were approximately $1.3 million.

During the first quarter of 2007, we entered into a letter of intent, followed by a purchase agreement, to purchase approximately 1,939.38 square meters of office space in a commercial building known as “Excellence Times Square” in Shenzhen, China, at a purchase price of approximately $7.0 million, out of which a down-payment of approximately $0.09 million was made in the first quarter of 2007, with the total remaining balance of approximately $6.91 million paid in April 2007. Delivery of the office space to us was completed in April 2007.

On May 15, 2008, we entered into a letter of intent to purchase approximately 6,364.50 square meters (gross) of office space in a commercial building known as Shenzhen International Chamber of Commerce Tower in Shenzhen at a price of approximately $34.0 million, and paid a deposit of approximately $0.2 million. Should we decide to proceed with the purchase, the final purchase agreement will be signed by July 2008. If we decide not to proceed with the purchase of the said property, the deposit will be forfeited and we have to pay an additional penalty of approximately $0.9 million.

On June 18, 2008, we entered into a formal sale and purchase agreement to purchase approximately 22,874 square feet (gross) of office space, together with 6 car parking spaces, in a commercial building known as Southmark in Hong Kong, for a total purchase price of approximately $11.9 million, and have paid a total deposit of approximately $1.8 million. Completion of the property purchase and payment of the balance of the purchase price, in an amount of approximately $10.1 million, is scheduled to occur on or before August 4, 2008.

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

Overview

We are a leading business-to-business (B2B) media company and a primary facilitator of two-way trade with Greater China. The core business is facilitating trade from Greater China to the world, using a wide range of English-language media. The other key business segment facilitates trade from the world to Greater China using Chinese-language media. We provide sourcing information to volume buyers and integrated marketing services to suppliers. Our mission is to facilitate global trade between buyers and suppliers by providing the right information, at the right time, in the right format. Although our range of media has grown, for more than 36 years we have been in the same basic business of helping buyers worldwide find products and suppliers in Asia.

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

Exhibitions – trade shows and seminars - Our China Sourcing Fairs offer international buyers direct access to manufacturers from China and elsewhere in Asia. The first China Sourcing Fair was held during the fourth quarter of 2003. Subsequently, we held several China Sourcing Fairs events in the second and fourth quarters of 2004, 2005 and 2006. During the current year, we held two series of four China Sourcing Fairs each in April 2007 and October 2007. In addition, we launched new China Sourcing Fairs events in Dubai in June 2007 and in Shanghai in December 2007. Future China Sourcing Fairs are scheduled to be held mainly in the second quarter and fourth quarter of each financial year. International IC China Conferences and Exhibitions were held in March 2007 in the current year and these same exhibitions were held in March 2006 last year. We derive revenue primarily from exhibit space rentals, but also from advertising and sponsorship fees in show guides and other locations in and around our event venues. We also receive fees from attendees to attend our technical conferences held during the events. We recognize exhibitor services revenue at the conclusion of the related events. As a result, second quarter and fourth quarter revenue is expected to be higher than the first and third quarter revenue. Revenue from exhibitions are likely to grow as a percentage of total revenue in future years as we hold more China Sourcing Fairs.

Critical Accounting Policies

Our significant accounting policies are described in Note 2 to the consolidated financial statements included in Item 8 of this document.  The following is a discussion of our critical accounting policies:

Revenue Recognition

We derive our revenue primarily from advertising fees in our published trade magazines and websites, sale of trade magazines and reports, fees from licensing our trade and service marks, organizing exhibitions and business seminars, commission income from consignment sales and from direct sale of products.

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

We received license fees and currently receive royalties from licensing our trade and service marks. Revenue from license fees is recognized ratably over the term of the license. Royalties from license arrangements are earned ratably over the period in which the advertisement is displayed by the licensee.

We derive income from its direct product sales. Under the direct product sales business model, the revenue is recorded when the right of return has expired after the delivery of the goods to the buyer and the corresponding cost of products purchased is recorded under sales costs. The net amount of shipping costs invoiced to the buyers less the shipping costs paid is reported under revenue.

We derive commission income on the re-sale of products on consignment basis. The commission income which is the sales proceeds, net of the cost of the purchased products payable to the consigner is recognized upon conclusion of the sale to the buyer.

The correct measurement of timing and the duration of the contracts with our customers are essential to the recognition of our revenue. Any delays in recognizing the revenue could cause our operating results to vary significantly from period to period. In addition our revenue recognition determines the timing of certain expenses such as sales commissions for exhibitions, circulation expenses, and direct event production costs.

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

Results of Operations

The following table sets forth our results of operations as a percentage of total revenue:

	Year Ended December 31,
	2005	2006	2007
Income statement data:
Revenue:
Online and other media services	86%	72%	69%
Exhibitions	13	27	28
Miscellaneous	1	1	3
Total revenue	100	100	100
Operating expenses:
Sales	31	32	34
Event production	3	11	11
Community	18	16	15
General and administrative	31	25	24
Online services development	4	3	3
Amortization of software costs	1	1	-
Total operating expenses	88%	88%	87%
Income from operations	12%	12%	13%
Net income	12%	18%	13%

The following table represents our revenue by geographical areas as a percentage of total revenue:

	Year Ended December 31,
	2005	2006	2007

Asia	93%	93%	94%
United States	6	5	5
Europe	1	1	0
Others	0	1	1
Total revenue	100%	100%	100%

Fiscal Year 2007 Compared to Fiscal Year 2006

Revenue

Total revenue grew to $182.1 million during the year ended December 31, 2007 from $156.5 million during the year ended December 31, 2006, a growth of 16% driven primarily by the growth in our China Sourcing Fairs exhibitions revenue and our online and other media services revenue. Our Online and Other Media Services revenue grew by $12.7 million or 11% to $125.8 million during the year ended December 31, 2007, as compared with $113.1 million during the year ended December 31, 2006 due to a 23% growth in our China market and the growth in our Hong Kong, Korea, Thailand and U.S. markets, off-set by a decline in some of our other markets during the year ended December 31, 2007. China represented 59% of Online and Other Media Services revenue during the year ended December 31, 2007 compared to 53% during the year ended December 31, 2006. Our Exhibitions revenue grew from $42.1 million during the year ended December 31, 2006 to $51.6 million during the year ended December 31, 2007, a growth of 23%, due mainly to growth in revenue of our China Sourcing Fairs during the year 2007 held in Hong Kong, Dubai and Shanghai. Our exhibitions revenue from China grew by 46% during the year ended December 31, 2007 compared to year ended December 31, 2006. China represented 65% of Exhibitions revenue during the year ended December 31, 2007 compared to 55% during the year ended December 31, 2006.

We have made substantial progress in developing our customer base in China, our largest market. Total revenue from China grew by 31% during the year ended December 31, 2007 compared to year ended December 31, 2006 due to growth in our China Sourcing Fairs exhibitions, International IC China Conferences and Exhibitions and Online and Other Media Services revenue. We expect revenue from China as a percentage of total revenue to continue to grow and overall revenue from China to continue to grow.

Operating expenses

Sales

We utilize independent sales representatives employed by independent sales representative organizations in various countries and territories to promote our products and services. Under these arrangements, the sales representative organizations are entitled to commissions as well as marketing fees. For online and other media services, commission expense is recognized when the associated revenue is recognized or when the associated accounts receivable are paid, whichever is earlier. For exhibitions, the commission expense is recognized when the associated revenue is recognized, upon conclusion of the event.

Sales costs consist of the commissions and marketing fees paid and incentives provided to our independent sales representative organizations, as well as sales support fees for processing sales contracts. These representative organizations sell online services, advertisements in our trade magazines and exhibitor services and earn a commission as a percentage of revenue generated.

Sales costs increased from $50.4 million during the year ended December 31, 2006 to $61.8 million during the year ended December 31, 2007, an increase of 23% due mainly to increase in sales commission resulting from an increase in revenue, increase in sales marketing fees for new initiatives and increase in non-cash compensation expense relating to share awards to sales team members under our equity compensation plans.

Event Production

Event production costs consist of the costs incurred for hosting the exhibition or trade show and seminar events. The event production costs include venue rental charges, booth construction costs, travel costs incurred for the event hosting and other event organizing costs. The event production costs are deferred and recognized as an expense when the related event occurs.

Event production costs increased by 10% from $18.4 million during the year ended December 31, 2006 to $20.2 million during the year ended December 31, 2007, primarily due to increase in number of exhibitions held and booths sold in 2007.

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

Community costs increased from $24.9 million during the year ended December 31, 2006 to $27.1 million during the year ended December 31, 2007, an increase of 9%. This increase was due mainly to increase in bulk circulation costs, paper costs, printing charges, magazine subscription promotion costs, travel costs, fees paid to third parties, increase in our participation in third party trade shows to promote our products and services to buyer community, and an increase in promotion costs for our exhibition events.

General and Administrative

General and administrative costs consist mainly of corporate staff compensation, information technology support services, content management services, marketing costs, office rental, depreciation, communication and travel costs.

General and administrative costs increased from $38.9 million during the year ended December 31, 2006 to $44.2 million during the year ended December 31, 2007, an increase of 14%, due mainly to the increases in fees paid to third parties, content management services costs, information technology services costs, payroll costs, travel costs, depreciation costs and increase in non-cash compensation expense relating to share awards to team members under our equity compensation plans.

Online Services Development

Online services development costs consist mainly of payroll, office rental and depreciation costs relating to the updating and maintenance of Global Sources Online.

Online services development costs to fund the updating and maintenance of our online services increased by 27% from $4.5 million during the year ended December 31, 2006 to $5.7 million during the year ended December 31, 2007 due mainly to increases in depreciation costs and internet communications costs, and fees paid to third parties.

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

Prior to the adoption of SFAS No. 123(R), the Company accounted for stock-based compensation using the intrinsic value method prescribed in APB No. 25, “Accounting for Stock Issued to Employees” and related interpretations. Accordingly, compensation cost of stock options was measured as the excess, if any, of the fair value of the Company’s stock at the date of the grant over the option exercise price and is charged to operations over the vesting period. Under SFAS No. 123(R), the compensation cost associated with the stock options is measured at fair value on the grant date and portion of the award that is ultimately expected to vest is recognized as expense over the requisite service periods.

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

The total non-cash compensation expense, resulting from the ECP and the Directors Purchase Plan recorded by us and included under the respective categories of expenses during the year ended December 31, 2007 was $7.8 million compared to $4.1 million recorded during the year ended December 31, 2006. The increase is due mainly to re-measurement of equity compensation expense based on our prevailing share price and new share awards during the year 2007, off-set partially by completed vesting of some of the past share awards.

The corresponding amounts for the non-cash compensation expenses are credited to shareholders’ equity.

As of December 31, 2007 there was $11,731 of unrecognized non-cash compensation cost associated with the awards under the above ECP plans, which is expected to be recognized over the next six years.

Amortization of Software Costs and intangibles

Amortization of software cost and intangibles was $0.2 million during the year ended December 31, 2007 compared to $1.3 million during year ended December 31, 2006.

Income from Operations

The total income from operations during the year ended December 31, 2007 was $23.0 million as compared to $18.1 million during the year ended December 31, 2006. The growth in total income from operations resulted mainly from growth in revenue and a decline in amortization of software costs off-set partially by increases in sales costs, event production costs, community costs, general and administrative costs and online services development costs. Income from operations for online and other media services grew from $21.9 million during the year ended December 31, 2006 to $22.3 million during the year ended December 31, 2007, a growth of 2%. The growth resulted mainly from growth in online and other media services revenue and decline in amortization of software costs and intangibles, off-set partially by increases in sales costs, community costs, general and administrative costs and online services development costs.

Interest and Dividend Income and Gain on Sale of Available-for-sale Securities

We recorded interest income of $6.6 million arising mainly from U.S. Treasury securities and a gain of $2.9 million arising from the sale of available for sale securities including $2.4 million gain from sale of HC International shares during the year ended December 31, 2007 compared to a gain of $0.3 million and an interest and dividend income of $5.6 million during the year ended December 31, 2006.

Loss on Investment, Net

During 2007, we recorded an impairment charge of approximately $2.3 million on our investment in HC International, Inc and received $0.5 million pursuant to the indemnification obligations of the vendor under the purchase agreement for the HC International investment. The $1.8 million represents the impairment loss, net of the $0.5 million received. Please see “Liquidity and Capital Resources” section.

Impairment of Goodwill and Intangible Assets

During 2007, we recorded an impairment charge of approximately $3.1 million on the goodwill and intangible assets acquired by us in our business acquisition of Blue Bamboo China Ventures. Please see “Liquidity and Capital Resources” section.

Income Taxes

We and certain other subsidiaries operate in the Cayman Islands and other jurisdictions where there are no taxes imposed on companies. Certain of our subsidiaries operate in Hong Kong SAR, Singapore, China and certain other jurisdictions and are subject to income taxes in their respective jurisdictions.

We reported a tax provision of $0.3 million during the year ended December 31, 2007 compared to a tax provision of $0.9 million during the year ended December 31, 2006. The reduction in tax expense resulted primarily from the recognition of deferred tax asset for the expected future tax benefit of expenses incurred by one of our subsidiaries, which are not yet deductible for tax purposes and a reduction in tax expense for two of our subsidiaries due to reduction in their income, as we outsourced most of operations previously carried out by these subsidiaries.

Cumulative Effect of Change in Accounting Principle

During 2006, we have recorded a credit to expenses of $0.3 million resulted from the cumulative effect of change in accounting principle, upon adoption of SFAS No.123(R), which went effective on January 1, 2006. There was no such credit to expenses during the year 2007.

Net Income

Net income was $24.0 million during the year ended December 31, 2007, compared to $27.9 million during the year ended December 31, 2006. The decline in net income resulted from increases in sales costs, event production costs, community costs, general and administrative costs, online services development costs, net loss on investment, impairment of goodwill and intangible assets, foreign exchange losses and share of profits attributable to a minority shareholder during the year 2007 due to profitable performance of a subsidiary off-set partially by growth in revenue, decline in amortization of software costs, increase in interest and dividend income, increase in gain on sale of available for sale securities and a reduction in tax provision.

Fiscal Year 2006 Compared to Fiscal Year 2005

Revenue

Total revenue grew to $156.5 million during the year ended December 31, 2006 from $112.2 million during year ended December 31, 2005, a growth of 39% driven primarily by the growth in our China Sourcing Fairs exhibitions revenue. Our Online and Other Media Services revenue grew by $16 million or 16% to $113.1 million during the year ended December 31, 2006, as compared with $97.1 million during the year ended December 31, 2005 due to a 29% growth in our China market and the growth in our Hong Kong, South Korea and U.S. markets, off-set by a decline in some of our other markets during the year ended December 31, 2006. China represented 53% of Online and Other Media Services revenue during the year ended December 31, 2006 compared to 48% during the year ended December 31, 2005. Our Exhibitions revenue grew from $14.3 million during the year ended December 31, 2005 to $42.1 million during the year ended December 31, 2006, a growth of 194%, due mainly to growth in revenue of our China Sourcing Fairs during the year 2006.

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

Prior to the adoption of SFAS No. 123(R), the Company accounted for stock-based compensation using the intrinsic value method prescribed in APB No. 25, “Accounting for Stock Issued to Employees” and related interpretations.  Accordingly, compensation cost of stock options was measured as the excess, if any, of the fair value of the Company’s stock at the date of the grant over the option exercise price and is charged to operations over the vesting period. Under SFAS No. 123(R), the compensation cost associated with the stock options is measured at fair value on the grant date and portion of the award that is ultimately expected to vest is recognized as expense over the requisite service periods.

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

Amortization of Software Costs and Intangibles

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

Interest and Dividend Income and Gain on Sale of Available-for-sale Securities

We recorded a gain of $0.3 million arising from sale of available-for-sale securities and interest and dividend income of $4.8 million arising mainly from U.S. Treasury securities during the year ended December 31, 2006 compared to a gain of $1.0 million and interest and dividend income of $1.3 million during the year ended December 31, 2005.

Gain on Sale of Shares to Minority Shareholder and Interest Income Thereon.

During the year ended December 31, 2006, we recorded a gain on sale of shares to minority shareholder and related interest income amounting to $6.0 million and $1.9 million respectively as the loan and interest contingencies were resolved in the current year.

Income Taxes

We and certain other subsidiaries of the group operate in the Cayman Islands and other jurisdictions where there are no taxes imposed on companies. Certain of our subsidiaries operate in Hong Kong SAR, Singapore, China and certain other jurisdictions and are subject to income taxes in their respective jurisdictions.

We reported a tax provision of $0.9 million during the year ended December 31, 2006 and $0.8 million during the year ended December 31, 2005.

Cumulative Effect of Change in Accounting Principle

During the year ended December 31, 2006, we have recorded a credit to expenses of $0.3 million resulted from the cumulative effect of change in accounting principle upon adoption of SFAS No.123(R) effective from January 1, 2006. For a further discussion on change in accounting principle, please see Note 2(x) to our consolidated financial statements appearing elsewhere in this annual report.

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

Liquidity and Capital Resources

We financed our activities for the year ended December 31, 2007 using cash generated from our operations.

Net cash generated from operating activities was $60.6 million during the year ended December 31, 2007, compared to $36.7 million cash generated from operating activities during the year ended December 31, 2006. The primary source of cash from operating activities was collections from our customers received through our independent sales representative organizations.

Advance payments received from customers were $83.1 million as of December 31, 2007, compared to $63.8 million as of December 31, 2006, improving our liquidity. A majority of our customers in China pay us in advance for our Online and other media services business. Our Exhibitions business collections generally are all advance payments. We expect the growth in our revenues from China to continue and we plan to launch more Exhibition events in the future. As a result, we expect that the advance payments received from customers to continue to increase in the future as our revenue increases.

Receivables from sales representatives declined from $13.2 million as of December 31, 2006 to $12.3 million as of December 31, 2007, improving our liquidity. Though the receivables from sales representatives may decline in near future as the collections are transferred to our bank account, we expect the receivables from sales representatives to slightly increase in the long term due to expected growth in our China business and our Exhibitions business. All the authorized signatories to the collection depository bank accounts maintained by our sales representatives in China are our senior management staff.

We continuously monitor collections from our customers and maintain an adequate allowance for doubtful accounts. While credit losses have historically been within our expectations and the allowances established, if the bad debts significantly exceed our provisions, additional allowances may be required in future.

Net cash provided by investing activities was $1.6 million during the year ended December 31, 2007, resulting from the net sale of available-for-sale securities for $15.8 million, $0.2 million proceeds from matured bonds off-set partially by $11.3 million cash used for capital expenditures mainly for purchase of office premises in China, computers, software, office furniture, leasehold improvements and software development and $3.1 million cash used for acquiring the business of Blue Bamboo. Net cash used in investing activities during the year ended December 31, 2006 was $14.1 million, resulting from net purchase of available-for-sale securities for $12.1 million, $4.9 million cash used for capital expenditures mainly on office furniture, computers, software, leasehold improvements and software development off-set partially by $0.2 million proceeds from matured bonds and $2.7 million in net proceeds from sale of shares to minority shareholder, interest income thereon and repurchase of share dividends from minority shareholder.

Capital expenditures during the three months period ended March 31, 2008 amounted to $0.6 million and were incurred mainly for computers, software, office furniture, leasehold improvements and software development. Our capital expenditures were financed using cash generated from our operations. The net book value of capital assets (excluding intangibles and goodwill) disposed during the year ended December 31, 2007 and the three months ended March 31, 2008 amounted to $0.3 million and a negligible amount, respectively.

We invest our excess cash in U.S. Treasury securities and available-for-sale securities to generate income from interest received as well as capital gains, while the funds are held to support our business. The majority of the available-for-sale securities have maturities of less than nine months.

As of December 31, 2007, securities with an original maturity of three months or less are presented under cash and cash equivalents. We reclassified such securities as of December 31, 2006 of $109.9 million from available-for-sale securities to cash and cash equivalents to conform to current year presentation.

Generally, we hold the securities with specified maturity dates such as Treasury Bills until their maturity but the securities managed by high quality institutions that do not have fixed maturity dates are generally sold at the end of each quarter and proceeds reinvested in similar securities at the beginning of the following quarter. During the year ended December 31, 2007, we sold available-for-sale securities of $15.8 million. We reinvested the sale proceeds in U.S. Treasury securities.

We do not engage in buying and selling of securities with the objective of generating profits on short-term differences in price.

Net cash generated from financing activities was $0.4 million during the year ended December 31, 2007, which represents the amount received from directors for the shares subscribed by them in the Directors Purchase Plan. Net cash generated from financing activities was $0.4 million during the year ended December 31, 2006, which represents the amount received from directors for the shares subscribed by them in the Directors Purchase Plan.

We hold a Documentary Credit facility with the Hongkong and Shanghai Banking Corporation Limited, for providing documentary credits to our suppliers. This facility has a maximum limit of approximately $0.6 million. As of December 31, 2007, the unutilized amount under this facility was approximately $0.5 million. Hongkong and Shanghai Banking Corporation Limited has also provided a guarantee on our behalf to our suppliers. As of December 31, 2007, such guarantee amounted to $0.003 million.

We recorded a valuation allowance for the deferred tax assets of $6.1 million as of December 31, 2007 as it was more likely than not that they would not be realized. These deferred tax assets resulted from the net operating losses in some of our subsidiaries.

During the first quarter of 2004, we entered into a number of license agreements for our exhibition events amounting to $29.7 million in payments over five years. The agreements are cancelable under Force Majeure conditions, and with the consent of the other party but may be subject to a payment penalty. As of December 31, 2007, we paid $23.5 million under these agreements. Subsequently, during the first quarter of 2007, we entered into a number of venue license agreements for our exhibition events amounting to $44.4 million in payments over five and a half years. The agreements are cancelable under Force Majeure conditions, or upon notice and payment of cancellation charges to the other party. The amounts paid will be expensed when the related events are held. As of December 31, 2007, we paid approximately $1.1 million under these agreements.

We also entered into several agreements for the event specific promotion of our exhibition events amounting to $4.0 million, in payments over five years. As of December 31, 2007, we paid $3.2 million under these agreements.

On March 5, 2007, we announced a one for ten bonus share issue on our outstanding common shares. Shareholders of record on March 16, 2007, received one additional common share for every ten common shares held, of face value of $0.01 each. The bonus share issue was distributed on or about April 16, 2007. In addition, we have reclassified $0.038 million and $0.038 million from additional paid in capital to common share capital as of December 31, 2007, and December 31, 2006, respectively, in connection with the bonus share issue.

On December 20, 2007, we once again announced a one for ten bonus share issue on our outstanding common shares. Shareholders of record on January 1, 2008, received one additional common share for every ten common shares held, of face value of $0.01 each. The bonus share issue was distributed on or about February 1, 2008. In addition, we have reclassified $0.042 million and $0.042 million from additional paid in capital to common share capital as of December 31, 2007, and December 31, 2006, respectively, in connection with the bonus share issue.

HC International Inc. (“HC International”) is a company listed on the Growth Enterprise Market of The Stock Exchange of Hong Kong Limited. In the year 2006, our wholly-owned subsidiary, Trade Media Holdings Limited (“TMHL”), entered into an agreement (“Sale and Purchase Agreement”) with IDG Technology Venture Investment, Inc. (“IDGVC”) for, and completed, the purchase from IDGVC of 47,858,000 HC International shares (representing an approximate 9.77% equity interest in HC International as of September 30, 2007), at a consideration of approximately $9.9 million, which was subject to an adjustment (“Price Adjustment”) if and when HC International achieved a certain benchmark with reference to the HC International group’s performance (“Performance Benchmark”) or upon completion of the sale and purchase of the Option HC Shares (as defined below).

We announced, via a press release dated March 19, 2007, that the Performance Benchmark referred to above has not been met, and that accordingly, TMHL would not be required to make the Price Adjustment referred to above under the condition relating to the Performance Benchmark.

TMHL also entered into a call options deed with IDGVC, Guo Fansheng (“Guo”) and others (which include certain members of the senior management of HC International) (“Option Grantors”), under which the Option Grantors granted to TMHL (i) a right, exercisable within 12 months from June 21, 2006 (the date of completion of the Sale and Purchase Agreement) (“Option Period”), to purchase all (but not in part only) of the 167,722,814 HC International shares owned by the respective Option Grantors and any HC International shares that may be issued by HC International to certain directors of HC International if the options granted in accordance with the share option schemes of HC International (amounting to an aggregate of 4,185,320 HC International shares) are exercised, which together represent a maximum of approximately 35.11% of the total issued share capital of HC International as of September 30, 2007 (“Option HC Shares”), at an exercise price of approximately $0.2896 per Option HC Share; and (ii) an undertaking to accept any offer for the Option HC Shares at a price of not less than approximately $0.2896 per Option HC Share, during the Option Period.

In addition, TMHL also entered into a call option deed with Huicong Construction Co., Ltd. (“Huicong Construction”), in which Guo has an 80% equity interest, under which Huicong Construction granted to TMHL a right, exercisable within the Option Period, to purchase (or to nominate a subsidiary of TMHL to purchase) Huicong Construction’s entire 18% equity interest in Beijing Huicong International Information Co., Ltd. (“Beijing Huicong”), an 82% indirect subsidiary of HC International (“Beijing Huicong Option”), at an aggregate exercise price of approximately $31.9 million.

We announced, via a press release dated June 17, 2007, that TMHL would not be exercising the HC Options and the Beijing Huicong Option (collectively, the “Options”). Both Options subsequently lapsed and expired at the end of the Option Period, without being exercised by TMHL.

In the last quarter of 2007, we announced, via a press release dated December 10, 2007, that we and TMHL had entered into an agreement with IDG Technology Venture Investment III, L.P. (“IDGTVI III”) to sell all our and TMHL’s equity interests in HC International (amounting to 62,652,000 HC International shares) to IDGTVI III, at a sale consideration of approximately $0.1968 per HC International share. The sale was subsequently completed on December 18, 2007, as announced in our press release dated December 18, 2007.

On August 1, 2006, HC International appointed our Chief Operating Officer, John Craig Pepples (“Mr. Pepples”), as a non-executive director on the board of directors of HC International. However upon completion of the afore-mentioned sale of all of our and TMHL’s equity interests in HC International, Mr. Pepples re-

signed from the board of directors of HC International, as announced in our press release dated December 18, 2007.

As the fair value of this investment as of June 30, 2007, is less than the cost, our management evaluated the investment in HC International as of June 30, 2007, for impairment and concluded that the impairment was other-than-temporary impairment. As per the Company’s accounting policy, declines in value judged to be other-than-temporary on available-for-sale securities are included in the statement of income. Accordingly the unrealized loss of approximately $2.3 million on the HC International investment was recorded in the income statement for the second quarter ended June 30, 2007.

Pursuant to IDGVC’s indemnification obligations under the Sale and Purchase Agreement, TMHL received approximately $0.5 million from IDGVC during the second quarter ended June 30, 2007. This amount was recorded in the income statement for the second quarter ended June 30, 2007.

The approximate amount of $1.8 million, being the net amount of the approximately $2.3 million impairment loss and the approximately $0.5 million receipt mentioned above, is reflected under the item “Loss on Investment, net” in the income statement for the year ended December 31, 2007.

In connection with the afore-mentioned sale of all of the 62,652,000 HC International shares held by us and TMHL to IDGTVI III, we recorded a gain of approximately $2.4 million, which is included under “Gain on sale of available-for-sale securities” in the income statement for both the fourth quarter and the year ended December 31, 2007.

During the first quarter of 2007, we entered into a letter of intent, followed by a purchase agreement, to purchase 1,939.38 square meters of office space in a commercial building known as “Excellence Times Square” in Shenzhen, China, at a purchase price of approximately $7.0 million, out of which a total down-payment of approximately $0.09 million was made in the first quarter of 2007 and the balance of approximately $6.91 million was paid in April 2007. Delivery of the office space to the Company was completed in second quarter of 2007.

On August 16, 2007, TMHL, our wholly owned subsidiary and Blue Bamboo China Ventures (“BBCV”) an exempted company incorporated in Cayman Islands entered into a Sales and Purchase Agreement (“S&P Agreement”),in which TMHL will purchase certain intellectual property rights and other related intangible assets (the “Acquired Assets”) of BBCV. The S&P Agreement was consummated on September 12, 2007. BBCV is an online media company that built a network of four websites that provide information about home renovation, overseas study, weddings and parenting to urban Chinese consumers. This acquisition was made in line with our strategy to expand our domestic China initiatives.

We recorded this transaction as a business acquisition in accordance with SFAS No.141. The total purchase consideration was $3.1 million, of which approximately $1.4 million was paid to BBCV on the consummation date, approximately $1.6 million was placed in an escrow account with an appointed escrow agent and the balance $0.1 million was the direct transaction costs. The escrow amount will be released to BBCV within one year of the consummation date, subject to terms and conditions stipulated in the S&P Agreement.

The allocation of purchase consideration to the assets acquired based on their fair values was as follows:

US$ millions
Website intangibles	$0.6
Goodwill	$2.5
Total	$3.1

The intangible assets have useful life of five years. We have recorded $0.03 million amortization costs on the website intangible assets in our financials statements.

Subsequent to the acquisition, we realigned our business strategy to focus on the development of our other Global Sources domestic B2B China initiatives such as Elegant Living Online and Electronic Supply & Manufacturing – China Online and have terminated our plans to launch Blue Bamboo websites.

Due to this change in business strategy, we no longer have any plans to launch the newly acquired business. Hence, we performed an impairment assessment of the Blue Bamboo website intangibles and goodwill and determined that the carrying values of website intangibles of $0.6 million and goodwill of $2.5 million were fully impaired and recorded an impairment charge of $3.1 million in our financial statements for the year ended December 31, 2007.

We have no bank debt as of December 31, 2007.

The following table summarizes our contractual obligations as of December 31, 2007:

	Payments due by period (in U.S. Dollars Thousands)
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Contractual Obligations
Operating leases	$645	$645	-	-	-
Liabilities for incentive and bonus plans	102	102	-	-	-
Purchase obligations	2,740	2,638	102	-	-
Total	$3,487	$3,385	$102	-	-

 On February 4, 2008, our board of directors authorized a program to buy back up to $50 million of common shares. We intend, from time to time, as business conditions warrant, to purchase shares in the open market or through private transactions. The buyback program does not obligate us to buyback any specific number of shares and may be suspended or terminated at any time at management’s discretion. The timing and amount of any buyback of shares will be determined by management based on its evaluation of market conditions and other factors. As of June 25, 2008, we have not bought back any of our shares.

On May 15, 2008, we entered into a letter of intent to purchase approximately 6,364.50 square meters (gross) of office space in a commercial building known as Shenzhen International Chamber of Commerce Tower in Shenzhen at a price of approximately $34.0 million, and paid a deposit of approximately $0.2 million. Should we decide to proceed with the purchase, the final purchase agreement will be signed by July 2008. If we decide not to proceed with the purchase of the said property, the deposit will be forfeited and we have to pay an additional penalty of approximately $0.9 million.

On June 18, 2008, we entered into a formal sale and purchase agreement to purchase approximately 22,874 square feet (gross) of office space, together with 6 car parking spaces, in a commercial building known as Southmark in Hong Kong, for a total purchase price of approximately $11.9 million, and have paid a total deposit of approximately $1.8 million. Completion of the property purchase and payment of the balance of the purchase price, in an amount of approximately $10.1 million, is scheduled to occur on or before August 4, 2008.

In June 2008, approval of the board of directors and the shareholders of eMedia Asia Ltd. were obtained for distribution of the excess cash in eMedia Asia Ltd. to shareholders of eMedia Asia Ltd., by way of a one-for-one issue of new shares (as share dividends) and then a purchase back by eMedia Asia Limited of those share dividends and a consequent reduction of its share capital.

Pursuant thereto, eMedia Asia Ltd. plans to complete the issuance of 1,000 shares to its shareholders as share dividends, the subsequent purchase of those 1,000 shares (at a price of $5,000 per share), the distribution of the total amount of $5.0 million to its shareholders by way of a share purchase dividend, and the reduction of its share capital through the cancellation of those 1,000 purchased shares, before the end of June 2008 or else shortly thereafter.

Upon the completion of the aforesaid capital reduction, we will be recording the $1.995 million paid to the minority shareholder pursuant to the above transaction as a reduction of the minority interest liability.

We anticipate that our cash and securities on hand and expected positive cash-flows from our operations will be adequate to satisfy our working capital, capital expenditure requirements and cash commitments based on the current levels of our operations.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have a material effect or are reasonably likely to have a material future effect on our financial condition, changes in financial condition, revenues and expenses, results of operations, liquidity, capital expenditures, or capital resources.

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

In June 2006, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation ("FIN") No. 48, Accounting for Uncertainty in Income Taxes - an Interpretation of FASB Statement No. 109. This Interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes. This Interpretation prescribes a recognition threshold and measurement of a tax position taken or expected to be taken in a tax return, and provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. This Interpretation is effective for fiscal years beginning after December 15, 2006.  We adopted FIN No. 48 with effect from January 1, 2007 and the adoption of this interpretation does not have any material impact on our consolidated financial statements.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurements” (“SFAS No. 157”). This standard defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles and expands disclosures about fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. As required under SFAS No. 157, the statement shall be applied prospectively as of the beginning of the fiscal year in which this Statement is initially applied, except that the statement shall be applied retrospectively to certain financial instruments as of the beginning of the fiscal year in which this Statement is initially applied (a limited form of retrospective application). However in February 2008, the FASB issued FSP FAS 157-2, which delays the effective date of SFAS No. 157 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair values in the financial statements on a recurring basis. This FSP partially defers the effective date of SFAS No. 157 to fiscal years beginning after November 15, 2008. We will adopt SFAS No. 157 from January 1, 2008 except as it applies to those nonfinancial assets and nonfinancial liabilities as noted in FSP FAS 157-2. We are currently evaluating whether the partial adoption of SFAS No. 157 has any impact on its consolidated financial statements.

In February 2007, FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities – including an amendment of FASB Statement No. 115.” SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value. Unrealized gains and losses on items for which the fair value option has been elected will be recognized in earnings at each subsequent reporting date. SFAS No. 159 is effective for fiscal year beginning after November 15, 2007. We are currently evaluating whether the adoption of SFAS No. 159 has any impact on its consolidated financial statements.

In December 2007, FASB issued SFAS No. 160, “Accounting and Reporting of Noncontrolling Interest in Consolidated Financial Statements - an amendment of ARB No.51”. SFAS No. 160 establishes accounting and reporting requirements for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable to the parent and to the non-controlling interest. SFAS No. 160 is effective for fiscal years beginning after December 15, 2008. We are currently evaluating whether the adoption of SFAS No. 160 has any impact on our consolidated financial statements.

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

The following table summarizes our foreign currency Accounts Receivable and provides the information in U.S. Dollar equivalent:

	As of December 31, 2007 (in U.S. Dollars Thousands)				As of December 31, 2006 (in U.S. Dollars Thousands)
	Expected maturity dates				Expected maturity dates
Currency	2007	Thereafter	Total	Fair value	2006	Thereafter	Total	Fair value

HKD	1,549	-	1,549	1,549	1,741	-	1,741	1,741
CNY	2,918	-	2,918	2,918	2,447	-	2,447	2,447
TWD	774	-	774	774	1,034	-	1,034	1,034
JPY	160	-	160	160	167	-	167	167
	5,401	-	5,401	5,401	5,389	-	5,389	5,389

We believe this risk is mitigated because historically a majority (ranging between 98% to 99%) of our revenue is denominated in U.S. Dollars or is received in the Hong Kong Dollar which is currently pegged to the U.S. Dollar, the Chinese Renminbi, which historically remained relatively stable but strengthened recently against the U.S. Dollar and the New Taiwan Dollar which is relatively stable against U.S. Dollar.  Correspondingly, a majority (approximately 60% to 80%) of our expenses are denominated in Asian currencies. To the extent significant currency fluctuations occur in the New Taiwan Dollar, the Chinese Renminbi or other Asian currencies, or if the Hong Kong Dollar is no longer pegged to the U.S. Dollar, our revenue and expenses will fluctuate and our profits will be affected. However, we manage this risk by monitoring the currency rate trends and appropriately changing the currency in which we invoice and collect from our customers.

During the year ended December 31, 2007 and the year ended December 31, 2006, we have not engaged in foreign currency hedging activities.

In the year ended December 31, 2007 and the year ended December 31, 2006, we derived more than 90% of our revenue from customers in the Asia-Pacific region. We expect that a majority of our future revenue will continue to be generated from customers in this region. Future political or economic instability in the Asia-Pacific region could negatively impact our business.

Non-GAAP Measures

In our press releases on our quarterly financials, we provide non-GAAP financial measures and GAAP to non-GAAP reconciliation tables to supplement our financial information presented in accordance with U.S. GAAP.

The non−GAAP financial measures that we use in our press releases on our quarterly financials are the following:

“Non-GAAP Net Income” is defined as GAAP net income excluding non-cash stock based compensation expense or credit, gains or losses on acquisitions and investments, and/or impairment charges.

“Non-GAAP diluted net income per share” is defined as non-GAAP net income divided by the weighted average of diluted common shares outstanding.

We believe that non-GAAP metrics are useful measures of operations.

Readers should not place undue reliance on non−GAAP financial measures or regard them as a substitute for the nearest U.S. GAAP measures. Further, these non−GAAP financial measures may not be comparable to similarly titled measures used by other companies.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

The following table sets forth information regarding the persons who are our executive officers and directors.

Name	Age	Position

Merle A. Hinrichs	66	Director, Chairman and Chief Executive Officer
Eddie Heng Teng Hua	57	Director and Chief Financial Officer
J. Craig Pepples	47	Chief Operating Officer
Bill Georgiou	63	Chief Information Officer
Sarah Benecke	51	Director
Roderick Chalmers	60	Director
David F. Jones	43	Director
Jeffrey J. Steiner	71	Director
James Watkins	62	Director
Robert Lees	59	Director

Mr. Hinrichs has been a director since April 2000 and is currently our Chairman and Chief Executive Officer. A co-founder of the business, he was the principal executive officer of our predecessor company, Trade Media Holdings Limited, a Cayman Islands corporation wholly owned by us (“Trade Media”), from 1971 through 1993 and resumed that position in September 1999. From 1994 to August 1999, Mr. Hinrichs was chairman of the ASM Group, which included Trade Media. Mr. Hinrichs is a director of Trade Media and has also been the Chairman of the Board of Trade Media. Mr. Hinrichs graduated from the University of Nebraska and Thunderbird, the American Graduate School of International Management (“Thunderbird”). Mr. Hinrichs is a founder and former chairman of the Society of Hong Kong Publishers. He is a member of the board of trustees of Thunderbird and is a board member of the Economic Strategy Institute. His term as director expires in 2009.

Mr. Heng has been the Chief Financial Officer (previously entitled vice president of finance) since 1994 and has been a director since April 2000. He joined us in August 1993 as deputy to the vice president of finance. He received an MBA from Shiller International University in London in 1993, is a Singapore Certified Public Accountant, a member of the Institute of Certified Public Accountants, Singapore, and a Fellow Member of The Association of Chartered Certified Accountants in the United Kingdom. Prior to joining us, he was the regional financial controller of Hitachi Data Systems, a joint venture between Hitachi and General Motors. His term as director expires in 2010.

Mr. Pepples has been our Chief Operating Officer since June 1999 and is responsible for our worldwide operations, including interactive media, corporate marketing, community development, client services and human resources. Mr. Pepples joined Trade Media in October 1986 in an editorial capacity, managed Trade

Media’s sales in mainland China from 1989 to 1992, and served as country manager for mainland China from 1992 to June 1999. Mr. Pepples graduated with a B.A. in Linguistics from Yale University.

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

Ms. Benecke has been a director since April 2000, and, since 1993, has been a director of Trade Media. Ms. Benecke was our principal executive officer from January 1994 through August 1999. She joined us in May 1980 and served in numerous positions, including publisher from 1988 to December 1992 and chief operating officer in 1993. Since September 1999, Ms. Benecke has been a consultant to Publishers Representatives, Ltd. (Hong Kong), a subsidiary of our company. Since 2003, her consulting work has been focused on the launch, development and expansion of the “China Sourcing Fairs” in Shanghai, Hong Kong and Dubai. She graduated with a B.A. from the University of New South Wales, Australia. Her term as director expires in 2010.

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

Mr. Jones has been a director since April 2000. Mr. Jones joined CHAMP Private Equity, a leading Australian buyout firm, in 2002 and is currently an executive director. He has spent the last thirteen years in the private equity industry, and was previously in management consulting, investment banking and general management. In 1999, he founded and until 2002 led the development of UBS Capital’s Australian and New Zealand business. Prior to that, he spent four years with Macquarie Direct Investment, a venture capital firm in Sydney, Australia, and one year at BancBoston Capital in Boston, Massachusetts. Mr. Jones began his career as a consultant with McKinsey & Company in Australia and New Zealand. He left McKinsey to take the role of general manager of Butterfields Cheese Factors, of the King Island Dairies group. He is Chairman of the Australian Venture Capital Association Limited and a director of Australian Discount Retail and the Beacon Foundation. Previously he was a director of Austar United Communications Limited, a publicly-held company that trades on the Australian Stock Exchange, New Price Retail Pty Ltd, Penrice Soda Products Pty Ltd and Sheridan Australia Pty Limited. Mr. Jones holds a Bachelor of Engineering (First Class Hons.) from the University of Melbourne and a Master of Business Administration from Harvard Business School. His term as director expires in 2011.

Mr. Steiner has been a director since November 1999. Mr. Steiner also has been a director of The Fairchild Corporation (“Fairchild”) since 1985. He has been the chairman of the board and chief executive officer of Fairchild since December 1985. Mr. Steiner was president of Fairchild from July 1991 to September 1998.  His term as director expires in 2009.

In 2003, Mr. Jeffrey Steiner was convicted in France on a charge of unjustified use (in 1990) of the corporate funds of Elf Acquitaine, which is a criminal offense in France. Mr. Steiner was given a suspended sentence of one year and ordered to pay a fine of €500,000 by the French court. The French Court has since ordered that €259,000 of the €500,000 fine assessed against Mr. Steiner be withdrawn from a part of the surety (caution) previously deposited by Fairchild in the Court.

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

Mr. Watkins was appointed as a casual director (see “Election and Removal of Directors” under Item 10 for a description of a “casual director”) on February 28, 2005, and was elected as a director at the Annual General Meeting on May 9, 2005. Mr. Watkins was a director and group general counsel of the Jardine Matheson Group in Hong Kong from 1997 until 2003. He was group legal director of Schroeders plc in 1996 to 1997 and of Trafalgar House plc from 1994 to 1996. He was previously a partner and solicitor in the London and Hong Kong offices of Linklaters from 1975 to 1994. He currently is a non-executive director of Mandarin Oriental International Ltd., Jardine Cycle & Carriage Ltd., MCL Land Ltd., Advanced Semiconductor Manufacturing Corporation Ltd. and Asia Satellite Telecommunications Holdings Ltd. and is a member of the audit committees of Jardine Cycle & Carriage Ltd., MCL Land Ltd. and Asia Satellite Telecommunications Holdings Ltd. and the chairman of the audit committee of Advanced Semiconductor Manufacturing Corporation Ltd. and of the remuneration committee of Asia Satellite Telecommunications Holdings Ltd., Jardine Cycle & Carriage Ltd and MCL Land Ltd. Mr. Watkins has a law degree from the University of Leeds (First Class Hons.). His term as director expires in 2011.

Mr. Lees was appointed as a casual director on July 30, 2007, and was elected as a director at the Annual General Meeting on June 11, 2008. Mr. Lees is a senior executive and global expertise and has nearly 30 years of experience working with decision-makers in business and government at the most senior levels across the Asia-Pacific region. He is a senior advisor to the University of Cincinnati and The Triple Helix Institute in Honolulu, Hawaii. Mr. Lees served for many years as secretary general and then president and chief executive officer of the Pacific Basin Economic Council, the Asia-Pacific region’s oldest business organization. Mr. Lees holds a bachelor’s degree from the University of Cincinnati and an MBA from The Thunderbird School of Management. He also completed studies at the Institute of International Studies and Training in Japan. His term as director expires in 2011.

Compensation

For the year ended December 31, 2007, we and our subsidiaries provided our ten directors and executive officers as a group aggregate remuneration, pension contributions, allowances and other benefits of approximately $4,097,710 including the non-cash compensation of $1,305,336 associated with the share award and ECP plans. Of that amount, $110,000 was paid under a performance based, long-term discretionary bonus plan which we implemented in 1989 for members of our senior management. Under the plan, members of senior management may, at our discretion, receive a long-term discretionary bonus payment. The awards, which are payable in either five or ten years time, are paid to a member of senior management if his or her performance is satisfactory to us. There are three current members of senior management and two former members of senior management who may receive payments on maturity.

In 2007, we and our subsidiaries incurred $28,812 in costs to provide pension, retirement or similar benefits to our respective officers and directors pursuant to our retirement plan and pension plan.

In addition to the above, during the year ended December 31, 2007, we recorded non-cash compensation expenses of $22,608 associated with the Directors Purchase Plan.

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

Board Practices

Our board of directors consists of eight members divided into three classes, the terms of which expire at the general meeting of shareholders to be held in each year indicated above. Each director holds office until his or her term expires and his or her successor has been elected and qualified. At each general meeting of shareholders, directors nominated to a class with a term that expires in that year will be elected for a three-year term. Executive officers serve at the discretion of the board of directors. Officers are elected at the annual meeting of the directors held immediately after the annual general meeting of shareholders. Our executive officers have, on average, 20 years of service with us. One executive director and five non-executive directors receive a cash fee of $15,000 per year, plus an additional $4,000 for each board meeting attended. Non-executive directors who are members of the audit committee also receive a cash fee of $5,000 per year.

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

We have a separately - designated standing compensation committee, consisting of the independent directors. The primary function of the compensation committee is to approve compensation packages for each of the Company’s executive officers. The compensation committee held one meeting in the fiscal year ended December 31, 2007.

We have an executive sessions committee, consisting of the independent directors. The executive sessions committee held one meeting in the fiscal year ended December 31, 2007.

Code of Ethics

We have adopted a Code of Ethics (“Code of Ethics”) that applies to our chief executive officer, chief financial officer, chief accounting officer or controller and persons performing similar functions (as well as all other employees). Any amendments or waivers to our Code of Ethics that apply to the chief executive officer or senior financial officers will be promptly disclosed on our website as required by law or by the Securities and Exchange Commission or by Nasdaq.

Employees

As of December 31, 2007, we had 439 employees worldwide, the majority of whom work in management, technical or administrative positions. We consider our employee relationships to be satisfactory. Our employees are not represented by labor unions and we are not aware of any attempts to organize our employees.

The following summarizes the approximate number of employees and independent contractors by function:

Function	Employees	Independent Contractors	Total

Content Development	58	456	514
Corporate Human Resources & Administration	46	40	86
Corporate Marketing	6	33	39
Community Development	70	102	172
Sales	31	1,752	1,783
Information System Department	84	76	160
Corporate Accounts	83	58	141
Office of the CEO, COO, CIO	11	0	11
Legal and Group Secretarial	5	4	9
Conference & Trade Show Services	45	65	110
Total	439	2,586	3,025

Share Ownership

Information on the ownership of our Common Shares is given under Item 7, Major Shareholders and Related Party Transactions.

Equity Compensation Plans

We established The Global Sources Employee Equity Compensation Trust (the “Trust”) on December 30, 1999. The Trust is administered by Appleby Trust (Bermuda) Ltd (previously known as “Harrington Trust Limited”) (“Appleby Trust”), as trustee. The purpose of the Trust is to administer monies and other assets contributed to the trustee for the establishment of equity compensation and other benefit plans, including the Equity Compensation Plans Numbers I to VII described below. The number of shares that may be sold pursuant to these plans is limited to the number of our shares held by the Trust. Following our takeover of Trade Media on April 14, 2000, the Trade Media shares were exchanged for our common shares. These Trade Media shares currently represent our common shares. As of April 30, 2008, the Trust holds 1,820,787 of our common shares.  Trust has informed us that it does not intend to acquire any additional shares.  In exercising its powers, including the voting of securities held in the Trust, the trustee may be directed by a plan committee, selected by the board of directors of one of our wholly owned subsidiaries.

Pursuant to a Declaration of Trust dated November 28, 2006 by Appleby Trust, “The Global Sources Equity Compensation Trust 2007” (“2007 Trust”) was established. The 2007 Trust is administered by Appleby Trust as trustee. The purpose of the 2007 Trust is to administer shares contributed by us to the 2007 Trust from time to time in connection with providing equity compensation benefits under The Global Sources Equity Compensation (2007) Master Plan described below. As of April 30, 2008, no shares have been contributed by us to the 2007 Trust yet. In exercising its powers under the Trust, the Trustee may be directed by a plan committee to be constituted and appointed by us. The plan committee (“ECP 2007 Plan Committee”) was constituted and appointed by the Board of Directors on February 15, 2007.

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

The non-cash compensation expense associated with the awards under ECP II and ECP III of approximately $2,567,000 and $2,148,000, respectively, were recognized ratably over the three year vesting term of the respective awards.

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

Entitlement of the employees, directors, consultants, advisors and independent contractors to these common shares is subject to employment or continued services and vesting terms.

The Equity Compensation Plan committee approved the awards of common shares under ECP IV and ECP V on January 23, 2001. The Equity Compensation Plan Committee approved additional awards of common shares under ECP IV on various dates during the year 2001 and under ECP V on various dates during the years 2001 and 2002 and on January 2, 2004, on January 2, 2005, on December 31, 2005, on January 17, 2007 (as revoked and cancelled on May 30, 2007), on May 2, 2007 and on September 12, 2007.

The non-cash compensation expenses associated with the above awards under ECP IV and ECP V of approximately $2,981,000 and $3,758,000, respectively, are recognized over the five year vesting term of the respective awards.

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

The non-cash compensation expenses associated with the above awards under ECP VI of approximately $1,688,000 are recognized over the five year vesting term of the respective awards.

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

The Equity Compensation Plan committee approved the awards of common shares under ECP VII in January 2002 and made further awards on March 31, 2003, on June 19, 2003, on January 2, 2004 (as revised on May 7, 2004), on January 3, 2005, on February 13, 2006 and on May 19, 2006. The non-cash compensation expenses associated with the above awards under ECP VII of approximately $17,707,000 are recognized over the six year vesting term of the respective awards.

The Global Sources Equity Compensation (2007) Master Plan

A new equity compensation plan, known as “The Global Sources Equity Compensation (2007) Master Plan” (“ECP 2007 Master Plan”) was approved by our shareholders on May 8, 2006. The ECP 2007 Master Plan commenced with effect on January 1, 2007 and, unless terminated earlier by our Board of Directors, will expire on December 31, 2012. Our, our subsidiaries’, and our and our subsidiaries’ independent contractors’ employees, directors and consultants (“Team Members”), are eligible to be awarded grants of our common shares under the ECP 2007 Master Plan. The grantees and the number of shares to be awarded, and the vesting rules and other terms and conditions, are to be as determined by the ECP 2007 Plan Committee, who are authorized under the ECP 2007 Master Plan to issue supplementary or subsidiary documents to set out and evidence such vesting rules and other terms and conditions. The total number of shares to be issued under the ECP 2007 Master Plan is subject to a limit of 3,000,000 common shares.

On November 7, 2006, we filed a Form S-8 Registration Statement under the Securities Act of 1933, with the U.S. Securities and Exchange Commission, for up to 3,000,000 common shares to be issued under the ECP 2007 Master Plan.

On March 6, 2007, the Plan Committee approved and issued “The Global Sources Share Grant Award Plan” as a supplementary or subsidiary document to the ECP 2007 Master Plan. Under the plan, the ECP 2007 Plan Committee is to determine who amongst eligible Team Members will be granted awards of shares and the number of shares to be awarded to them, and to determine the vesting schedule for such awards. The plan commenced with effect on March 6, 2007, and will terminate upon the expiration or termination of the ECP 2007 Master Plan, or upon the liquidation of the Company, or upon termination by the ECP 2007 Plan Committee, whichever is the earliest to occur. The ECP 2007 Plan Committee approved awards of common shares under the plan on March 29, 2007, on April 16, 2007, on May 30, 2007, on July 2, 2007, on January 31, 2008 and on March 10, 2008. The non-cash compensation expenses as of December 31, 2007, associated with the above awards under the plan of approximately $6,431,000 are recognized over the six year vesting term of the award.

On March 6, 2007, the Plan Committee approved and issued “The Global Sources Retention Share Grant Plan” as a supplementary or subsidiary document to the ECP 2007 Master Plan. Persons eligible to receive grants under the plan are persons who have been Team Members for at least five years, who retire “in good standing” (as determined by the ECP 2007 Plan Committee), and who would otherwise have their unvested  shares (under any applicable equity compensation plans) forfeited upon retirement. The ECP 2007 Plan Committee is to determine who amongst eligible persons will be granted awards of common shares. The number of common shares to be awarded to such grantees are calculated according to a formula defined in the plan, and will vest in equal installments over a period of five years after retirement, subject to certain non-compete terms and the grantees remaining “in good standing”. The plan commenced with effect on March 6, 2007, and will terminate upon the expiration or termination of the ECP 2007 Master Plan, or upon the liquidation of the Company, or upon termination by the ECP 2007 Plan Committee, whichever is the earliest to occur. The ECP 2007 Plan Committee approved awards of common shares under the plan on August 6, 2007, on October 29, 2007, on October 30, 2007 and on January 14, 2008. The non-cash compensation expenses as of December 31, 2007, associated with the above awards under the plan of approximately $222,000 are recognized over the five year vesting term of the award.

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

On November 1, 2001, the terms of the plan for prospective grants were amended to require only 15% of the exercise price, to be paid upon the exercise date and that the resignation of a director following his or her exercise of the grant of options and payment of the option price would no longer result in a forfeiture of the subscribed shares. The exercise price is the average closing price of the shares for the last five trading days of the previous calendar year. The balance of 85% must be paid on or before the end of the holding period, which is four years. The ownership of the awards will transfer after four years.

On February 27, 2002, the terms of the plan for prospective grants were amended to require only 10% of the exercise price to be paid upon exercise date. The balance of 90% must be paid on or before the end of the holding period.

On May 8, 2003, shareholders approved the amendments to the 2000 Non-Employee Directors Share Option Plan to allow both employee and non-employee Directors to participate prospectively in the plan. The plan was renamed as the Directors Purchase Plan by the Board of Directors on August 14, 2003. Directors purchasing the shares under the plan pay 10% of the purchase price, which is the average closing price of the shares for the last five trading days of the previous calendar year, on or before 28th day of February of the relevant year, with the balance of 90% payable by the end of the four year period from that day and the shares will be issued thereafter. The resignation of a Director following his or her purchase of the shares and payment of the 10% initial installment shall not cause a forfeiture of the purchased shares, however, failure to pay the 90% balance of the purchase price before the end of the holding period will result in the 10% deposit being forfeited and all rights under the purchase plan and the issuance of shares to automatically lapse and expire and the shares will not be issued.

At the Board of Directors’ meeting on 4 and 5 November 2005, the Board of Directors adopted the “Directors Purchase Plan (as of 5 November 2005)”, which consolidated earlier forms of the Directors Purchase Plan and previous shareholders’ and Board of Directors’ approvals and resolutions pertaining thereto.

On November 7, 2006, the Company filed a Form S-8 Registration Statement under the Securities Act of 1933, with the U.S. Securities and Exchange Commission, for up to 530,000 common shares to be issued under the Directors Purchase Plan (as of November 5, 2005).

All the monies received under the Director Purchase Plan are credited to additional paid in capital upon receipt. Upon issuance of shares under the plan, the par value of the issued shares is transferred from additional paid in capital to common share capital.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

The following table sets forth information about those persons who hold more than 5% of our common shares and the share ownership of our directors and officers as a group. The information is based upon our knowledge of the share ownership of such persons on April 30, 2008.

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

On November 27, 2003, Merle A. Hinrichs acquired 20,010,051 of our common shares, after adjustment to reflect the share split resulting from our four bonus share distributions of one share for every ten shares held as of March 1, 2004, as of March 4, 2005, as of March 15, 2006, as of March 16, 2007 and as of January 1, 2008, representing 42.8% of the outstanding common shares, from Hung Lay Si Co. Ltd. As a result, Mr. Hinrichs owns approximately 61.2% of our outstanding common shares as of April 30, 2008. As consideration for the purchase of the common shares, Mr. Hinrichs agreed to pay Hung Lay Si Co. Ltd. the purchase price of $109,337,056 payable on November 27, 2013. Mr. Hinrichs has granted to Hung Lay Si Co. Ltd. a security interest in all 18,190,955 common shares he purchased pending payment of the consideration. A copy of the purchase agreement and security agreement was filed by Mr. Hinrichs with the SEC on Schedule 13D on December 8, 2003, and jointly by the Trust and Hung Lay Si Co. Ltd. on Schedule 13D/A on the same day, and reference is made to those filings for the complete terms of the transaction. The agreements provide that in the event of cash dividends declared and paid by us, Mr. Hinrichs will pay to Hung Lay Si Co. Ltd. 50% of the dividends for any of the common shares purchased by Mr. Hinrichs that remain subject to Hung Lay Si Co. Ltd.’s security interest in the shares. If Mr. Hinrichs wishes to transfer or sell any shares subject to those agreements to someone other than Hung Lay Si Co. Ltd., Hung Lay Si Co. Ltd. has a right of first refusal to offer to purchase those shares. If Hung Lay Si Co. Ltd. waives its right to purchase the shares, upon consummation of a sale to the other person, at least 80% of the proceeds of the sale will be applied to the payment of the purchase price. Hung Lay Si Co. Ltd. may also be deemed, under Securities and Exchange Commission rules, to be a beneficial owner of the shares in which it has a right of first refusal and a security interest.

	Common Shares Beneficially Owned
Name of Beneficial Owner	Shares	Percentage

Merle A. Hinrichs	28,576,844	61.2%
Hung Lay Si Co. Ltd	3,390,329	7.3%
Appleby Trust (Bermuda) Ltd. (previously know as “Harrington Trust Limited”)	1,820,787	3.9%
Jeffrey J. Steiner (1)	741,676	1.6%
Eddie Heng Teng Hua	*	*
J. Craig Pepples	*	*
Bill Georgiou	*	*
Sarah Benecke	*	*
David F. Jones	*	*
Roderick Chalmers	*	*
James Watkins	*	*
Robert Lees	*	*
All officers and directors as a group (10 persons)	29,763,744	63.7%
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

As at April 30, 2008, we believe that 14,722,252 of our shares or 31.5% were beneficially owned by U.S. holders and there were 734 shareholders of record in the U.S. (excluding any U.S. holders who may be holding our shares through brokerage firms).

Mr. Merle A. Hinrichs, our Chairman and Chief Executive Officer, beneficially owns approximately 61.2% of our common shares and is deemed our controlling shareholder.

Our major shareholders do not have different voting rights. We do not know of any arrangement which may at a subsequent date result in a change in control of our company.

Related Party Transactions

We have extended loans to some of our employees for the sole purpose of financing the purchase or lease of a residence. The loans for the purchase of a residence are secured by that residence, bear interest at a rate of LIBOR plus 2 to 3% per annum, generally have a term of ten years and become due and payable immediately upon the termination of the employee’s employment. The loans for the lease of a residence are unsecured, interest free and are repayable in equal monthly installments over the period of the lease, which is typically less than or equal to 12 months. The maximum loan amounts are limited to the lower of the aggregate of two years’ gross compensation of the borrower or $500,000. The loans were made upon terms and subject to conditions that are more favorable to the borrowers than those that would customarily be applied by commercial lending institutions in the borrower’s country of employment. Since the beginning of 2000, the largest aggregate amount of indebtedness of Mr. Pepples to us, outstanding at any time during such period, was approximately $32,233. Mr. Pepples has repaid his loan in full in November 2002. Mr. Pepples’ loan was interest free and unsecured. Except for the aforementioned loan, there were no other loans due from our directors and executive officers as of December 31, 2005, 2006 and 2007. We do not expect to extend loans to our directors or executive officers to the extent such loans would be prohibited by the Sarbanes-Oxley Act of 2002.

We lease approximately 82,193 square feet of our office facilities from companies controlled by a wholly-owned subsidiary of Hung Lay Si Co. Ltd. under cancelable and non-cancelable operating leases and incur building maintenance services fees to our former affiliated companies. We incurred rental, building services expenses and reimbursement of membership fees for use of club memberships of $1,008,875 during the year ended December 31, 2007. We also receive investment consultancy services from wholly-owned subsidiaries of Hung Lay Si Co. Ltd. The expenses incurred for these services during the year ended December 31, 2007 was $50,000.

We believe these transactions are commercially reasonable in the jurisdictions where we operate and for our employees where they reside or work.

ITEM 8. FINANCIAL INFORMATION

GLOBAL SOURCES LTD. AND SUBSIDIARIES

Index to Consolidated Financial Statements

December 31, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS

To the Board of Directors and Shareholders of

Global Sources Ltd.

We have audited the accompanying consolidated balance sheets of Global Sources Ltd. (a company incorporated under the laws of Bermuda) (the “Company”) and its subsidiaries as of December 31, 2007 and 2006, and the related consolidated statements of income, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2007. These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Global Sources Ltd. and its subsidiaries as of December 31, 2007 and 2006, and the consolidated results of their operations and cash flows for each of the three years in the period ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.

As discussed in Notes 2(z) and 14 to the consolidated financial statements, on January 1, 2007, the Company adopted Financial Accounting Standards Board Interpretation No. 48, “Accounting for Uncertainty in Income Taxes”. As described in Notes 2(v) and 2(x), effective January 1, 2006, the Company adopted Statement of Financial Accounting Standards No. 123(R) (revised 2004), Share-Based Payment, which requires the Company to recognize expense related to the fair value of share-based compensation awards. Also, as described in Note 2(y), effective September 30, 2006, the Company adopted Securities and Exchange Commission Staff Accounting Bulletin (“SAB”) No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in the Current Year Financial Statements. In accordance with the transition provisions of SAB No. 108, the Company recorded a cumulative decrease to retained earnings as of January 1, 2006 for correction of prior period errors in recording equity-based compensation charges.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Global Sources Ltd.’s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 17, 2008, expressed an unqualified opinion thereon.

/s/  ERNST & YOUNG

Singapore
April 17, 2008

GLOBAL SOURCES LTD. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

	At December 31	At December 31
	2006	2007
ASSETS
Current Assets:
Cash and cash equivalents	$135,093	$197,825
Available-for-sale securities	20,702	-
Accounts receivable, net	6,468	6,665
Receivables from sales representatives	13,238	12,303
Inventory	889	1,108
Prepaid expenses and other current assets	14,174	15,333
Deferred tax assets	-	46
Total Current Assets	190,564	233,280
Property and equipment, net	28,374	35,352
Long term investments	100	100
Bonds held to maturity, at amortized cost	289	99
Deferred tax assets – long term	-	196
Other assets	1,562	2,781
Total Assets	$220,889	$271,808
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities:
Accounts payable	$6,804	$5,577
Deferred income and customers’ prepayments	62,036	78,141
Accrued liabilities	12,427	12,546
Income taxes payable	751	694
Total Current Liabilities	82,018	96,958
Liabilities for incentive and bonus plans	102	-
Deferred income and customers’ prepayments – long term	1,802	4,934
Deferred tax liability	403	283
Total Liabilities	84,325	102,175
Minority interest	2,913	4,940

Shareholders’ Equity:
Common shares, US$0.01 par value; 75,000,000 shares authorized; 46,572,092 (2006: 46,499,492) shares issued and outstanding	465	466
Additional paid in capital	125,790	133,987
Retained earnings	4,830	28,829
Accumulated other comprehensive income	2,566	1,411
Total Shareholders’ Equity	133,651	164,693
Total Liabilities and Shareholders’ Equity	$220,889	$271,808

The accompanying notes are an integral part of these financial statements.

GLOBAL SOURCES LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME

(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

	Year Ended December 31,
	2005	2006	2007

Revenue:
Online and other media services	$97,062	$113,097	$125,818
Exhibitions	14,300	42,122	51,608
Miscellaneous	832	1,262	4,633
	112,194	156,481	182,059

Operating Expenses:
Sales	34,415	50,380	61,773
Event production	3,920	18,414	20,155
Community	20,726	24,885	27,086
General and administrative	34,666	38,945	44,167
Online services development	4,235	4,499	5,703
Amortization of software costs and intangibles	1,335	1,250	193
Total Operating Expenses	99,297	138,373	159,077
Income from Operations	12,897	18,108	22,982
Interest and dividend income	1,624	5,571	6,595
Gain on sale of available-for-sale securities	977	309	2,937
Gain on sale of shares to minority shareholder and interest income thereon	-	7,906	-
Loss on investment, net	-	(743)	(1,846)
Impairment of goodwill and intangible assets	-	-	(3,101)
Foreign exchange gains (losses), net	(80)	(714)	(1,213)
Income before Income Taxes	15,418	30,437	26,354
Income Tax Expense	(759)	(899)	(328)
Net Income before Minority Interest	$14,659	$29,538	$26,026
Minority interest	(1,281)	(1,909)	(2,027)
Net Income before cumulative effect of change in accounting principle	$13,378	$27,629	$23,999
Cumulative effect of change in accounting principle	-	251	-
Net Income	$13,378	$27,880	$23,999
Basic net income per common share before cumulative effect of change in accounting principle	$0.29	$0.59	$0.52
Cumulative effect of change in accounting principle	$-	$0.01	$-
Basic net income per common share.	$0.29	$0.60	$0.52
Diluted net income per common share before cumulative effect of change in accounting principle	$0.29	$0.59	$0.51
Cumulative effect of change in accounting principle	$-	$0.01	$-
Diluted net income per common share	$0.29	$0.60	$0.51
Common shares used in basic net income per common share calculations (Note 2(u))	43,710,673	44,692,422	45,000,808
Common shares used in diluted net income per common share calculations (Note 2(u))	43,765,542	44,748,162	45,163,495
Basic net income per non-vested restricted share before cumulative effect of change in accounting principle	$0.29	$0.59	$0.52
Cumulative effect of change in accounting principle	$-	$0.01	$-

Basic net income per non-vested restricted share	$0.29	$0.60	$0.52
Diluted net income per non-vested restricted share before cumulative effect of change in accounting principle	$0.29	$0.59	$0.51
Cumulative effect of change in accounting principle	$-	$0.01	$-
Diluted net income per non-vested restricted share	$0.29	$0.60	$0.51
Non-vested restricted shares used in basic net income per non-vested restricted share calculations (Note 2(u))	1,783,351	1,790,150	1,559,748
Non-vested restricted shares used in diluted net income per non-vested restricted share calculations (Note 2(u))	1,783,351	1,790,150	1,823,366

Note: a.
 Non-cash compensation expenses associated with the employee equity compensation plans and Directors Purchase Plan included under various categories of expenses are approximately as follows:  sales expenses: $4,286 (2006:  $1,790, 2005:  $505), community: $269 (2006:  $145, 2005:  $103), general and administrative:, $2,874 (2006:  $1,950, 2005:  $1,025), and online services development expenses: $347 (2006:  $181, 2005:  $315).

The accompanying notes are an integral part of these financial statements.

GLOBAL SOURCES LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

(In U.S. Dollars Thousands)

	Year Ended December 31,
	2005	2006	2007
Cash flows from operating activities:
Net income	$13,378	$27,880	$23,999
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	3,975	4,678	4,710
Profit on sale of equipment	(12)	(30)	(3)
Accretion of U.S. Treasury strips zero % coupon	(37)	(26)	(15)
Impairment of investment, goodwill and intangible assets	-	-	5,402
Unrealized dividend income on available-for-sale securities	(134)	-	-
Provision for doubtful debts	18	216	444
Non-cash compensation expense	1,948	4,066	7,776
Gain on sale of shares to minority shareholder and interest income thereon	-	(7,906)	-
Cumulative effect of change in accounting principle	-	(251)	-
Income attributable to minority shareholder	1,281	1,909	2,027
Equipment written off	86	2	266
Exchange rate realignment	-	-	730
	20,503	30,538	45,336
Changes in assets and liabilities:
Accounts receivables	(416)	(1,139)	(641)
Receivables from sales representatives	(2,252)	(7,579)	935
Inventory	(116)	(23)	(219)
Prepaid expenses and other current assets	(7,525)	(3,589)	(1,158)
Long term assets	1,279	419	(1,219)
Accounts payable	686	1,320	(1,236)
Accrued liabilities and liabilities for incentive and bonus plans	563	5,578	17
Deferred income and customer prepayments	22,777	10,866	19,237
Tax liability	130	313	(419)
Net cash provided by operating activities	35,629	36,704	60,633

Cash flows from investing activities:
Purchase of property and equipment	(7,338)	(4,876)	(11,291)
Proceeds from sales of equipment	13	30	3
Proceeds from matured bonds	240	200	205
Purchase of intangible assets	-	-	(3,136)
Purchase of available-for-sale securities	(219,518)	(263,463)	-
Proceeds from sale of available-for-sale securities	223,511	251,267	15,834
Net proceeds from sale of shares to minority shareholder, interest received thereon and repurchase of share dividends from minority shareholder	-	2,719	-
Net cash generated from (used in) investing activities	(3,092)	(14,123)	1,615

Cash flows from financing activities:
Proceeds from issue of common shares, net of share issue expenses	38,303	-	-
Amount received towards directors purchase plan	118	359	422
Net cash generated from financing activities	38,421	359	422

Effect of exchange rate changes on cash and cash equivalents	-	-	62
Net increase in cash and cash equivalents	70,958	22,940	62,670
Cash and cash equivalents, beginning of the year	41,195	112,153	135,093
Cash and cash equivalents, end of the year	$112,153	$135,093	$197,825

Supplemental cash flow disclosures:
Income tax paid	$629	$586	$747

The accompanying notes are an integral part of these financial statements.

GLOBAL SOURCES LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(In U.S. Dollars Thousands, Except Number of Shares)

	Common shares
	Number of shares	Amounts	Additional paid in capital	Retained earnings (deficit)	Unearned compensa- tion	Accumu- lated other comprehen- sive income	Total shareholders’ equity
Balance at December 31, 2004	42,392,691	$424	$86,268	$(34,577)	$(6,831)	$239	$45,523
Net income	—	—	—	13,378	—	—	$13,378
Non-cash compensation expense	—	—	3,017	—	—	—	$3,017
Unearned compensation	—	—	—	—	(1,069)	—	$(1,069)
Amount received towards directors - purchase plan	—	—	118	—	—	—	$118
Issuance of shares under directors – purchase plan	7,321	—	—	—	—	—	—
Issuance of common shares, net of share issue expenses	3,993,000	40	38,263	—	—	—	$38,303
Reclassification adjustment for gains, net of losses included in net income, net of income tax of $NIL	—	—	—	—	—	(977)	$(977)
Unrealized gain on available-for-sale securities, net of income tax of $NIL	—	—	—	—	—	948	$948
Balance at December 31, 2005	46,393,012	$464	$127,666	$(21,199)	$(7,900)	$210	$99,241
Transition adjustment on adoption of SAB108 (Note 2 (y))	—	—	1,851	(1,851)	—	—	—
Balance at January 1, 2006 (adjusted)	46,393,012	$464	$129,517	$(23,050)	$(7,900)	$210	$99,241
Net income before cumulative effect of change in accounting principle recorded upon adoption of SFAS No. 123(R)	—	—	—	27,629	—	—	—
Cumulative effect of change in accounting principle recorded upon adoption of SFAS No. 123(R) (Note 2 (x))	—	—	—	251	—	—	—
Net income	—	—	—	27,880	—	—	$27,880
Non-cash compensation expense	—	—	4,066	—	—	—	$4,066
Unearned compensation	—	—	(7,900)	—	7,900	—	—
Amount received towards directors - purchase plan and issuance of shares under the plan	106,480	1	358	—	—	—	$359
Cumulative effect of change in accounting principle recorded upon adoption of SFAS No. 123(R)	—	—	(251)	—	—	—	$(251)
Reclassification adjustment for gains, net of losses included in net income, net of income tax of $NIL	—	—	—	—	—	(309)	$(309)
Unrealized gain on available-for-sale securities, net of income tax of $NIL	—	—	—	—	—	2,665	$2,665
Balance at December 31, 2006	46,499,492	$465	$125,790	$4,830	$—	$2,566	$133,651
Net income	—	—	—	23,999	—	—	$23,999
Non-cash compensation expense	—	—	7,776	—	—	—	$7,776
Cumulative translation differences............	—	—	—	—	—	1,411	$1,411
Amount received towards directors – purchase plan and issuance of shares under the plan..........................................	72,600	1	421	—	—	—	$422
Reclassification adjustment for gains, net of losses included in net income, net of income tax of $NIL................................	—	—	—	—	—	(2,566)	$(2,566)
Balance at December 31, 2007	46,572,092	$466	$133,987	$28,829	$—	$1,411	$164,693

The accompanying notes are an integral part of these financial statements.

GLOBAL SOURCES LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

1.           The Company

The Company’s principal business is to provide services that allow global buyers to identify suppliers and products, and enable suppliers to market their products to a large number of buyers. The Company’s primary online service is creating and hosting marketing websites that present suppliers’ product and company information in a consistent, easily searchable manner on Global Sources Online.  Complementing this service are various trade magazines. The Company launched China Sourcing Fairs exhibitions in 2003. These offer international buyers direct access to China and other Asian manufacturers. The Company’s businesses are conducted primarily through Trade Media Limited, its wholly owned subsidiary, which was incorporated in October 1984 under the laws of Cayman Islands.  Through certain other wholly owned subsidiaries, the Company also organizes China Sourcing Fairs exhibitions, conferences and exhibitions on technology related issues, licenses Asian Sources / Global Sources Online and catalog services, re-sells products that are purchased on consignment basis and engages in direct sale of products that are purchased.

2.             Summary of Significant Accounting Policies

(a)           Basis of Consolidation and Presentation

(i)
The accompanying consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) and comprise the financial statements of the Company and its subsidiaries. All significant inter-company transactions and balances have been eliminated on consolidation.

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

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

(c)	Cash Equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. U.S. Treasury securities with original maturity of three months or less were classified as available-for-sale securities prior to 2007. As the U.S. Treasury securities are backed by U.S. government and are highly liquid and readily convertible to cash, the Company reassessed the presentation of these securities in year 2007 and determined that it is more appropriate to present the U.S. Treasury securities with original maturity of three months or less under cash and cash equivalents. Accordingly, the Company has presented the U.S. Treasury securities with original maturity of three months or less under cash and cash equivalents.

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

As the Company’s objective and intent is not to generate profit from short-term price fluctuations, the Company classified its investments as available-for-sale securities, in accordance with SFAS No. 115, “Accounting for Certain Investments in Debts and Equity Securities”.

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

Inventory of the goods purchased for Global Sources Direct Sales is stated at lower of cost or market value. Cost is determined on the first-in, first-out basis. Cost includes the purchase cost and the delivery costs incurred in bringing the inventory to the warehouse.

(f)	Property and Equipment

(i)	Property and equipment are stated at cost less accumulated depreciation. Cost represents the purchase price of the asset and other costs incurred to bring the asset into its existing use.

(ii)	Depreciation on property and equipment is calculated to depreciate their cost on a straight-line basis over their estimated useful lives as follows:

Building	Over the remaining lease period or 50 years whichever is shorter
Fixtures, fittings and office equipment	5 years
Leasehold improvements	5 years
Motor vehicles	5 years
Computer equipment and software	3 years
Reusable trade show booths	2 years

Depreciation of assets acquired under capital leases is included in depreciation expense.

(iii)
Effective January 1, 1999, the Company adopted Statement of Position 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use,” to account for the costs incurred to develop computer software for internal use.  Costs incurred in the preliminary project stage with respect to the development of software for internal use are expensed as incurred; costs incurred during the application development stage are capitalized and are amortized over the esti-

GLOBAL SOURCES LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

mated useful life of three years upon the commissioning of service of the software.  Training and maintenance costs are expensed as incurred. To account for the development costs related to the products to be sold, leased or otherwise marketed, the Company adopted SFAS No. 86, “Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed.” Development costs incurred subsequent to the establishment of the technological feasibility of the product are capitalized. The capitalization ends when the product is available for general release to customers.

The Company expensed $66, $7 and $75 during the years ended December 31, 2005, 2006 and 2007, respectively, for the costs incurred prior to the establishment of the technological feasibility with respect to the development of products.

(g)	Intangible Assets

The Company adopted SFAS No. 142, “Goodwill and Other Intangible Assets”, effective on January 1, 2002, to account for intangible assets.

Intangible assets other than goodwill are carried at cost less accumulated amortization. Intangible assets are generally amortized on a straight-line basis over the useful lives of the respective assets.

Goodwill is carried at cost. Goodwill is not amortized but is subject to an annual test for impairment at the reporting unit level and between annual tests in certain circumstances. The performance of the test involves a two-step process. The first step of the impairment test involves comparing the fair value of the Company’s reporting unit with the reporting unit’s carrying amount, including goodwill. The Company generally determines the fair value of its reporting unit using the expected present value of future cash flows. If the carrying amount of a reporting unit exceeds the reporting unit’s fair value, the Company performs the second step of the goodwill impairment test to determine the amount of impairment loss, if any.

The net intangible assets as of December 31, 2006 and 2007 was $NIL for both years. The Company recorded amortization of intangible assets amounting to $NIL, $NIL and $35 during the year ended December 31, 2005, 2006 and 2007, respectively. The Company recorded impairment loss on goodwill and intangible assets of $NIL $NIL and $3,101 during the year ended December 31, 2005, 2006 and 2007, respectively. Impairment loss on goodwill and intangible assets of $3,101 during the year ended December 31, 2007 is related to the acquisition of business from Blue Bamboo China Ventures (Note 29).

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

GLOBAL SOURCES LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

The Company’s policy is to regularly review the carrying values of the non-quoted long term investments and to identify and provide for when circumstances indicate impairment other than a temporary decline in the carrying values of such assets has occurred.

(i)	Impairment of Long-lived Assets

The Company reviews the carrying value of its long-lived assets and will recognize an impairment loss whenever events or changes in circumstances indicate the carrying amount of the assets may not be fully recoverable. The recoverability of an asset is measured by a comparison of the carrying amount of an asset to the estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment loss, measured based on the difference between the carrying amount of the asset and its fair value, is recognized.  There was no impairment of the Company’s property and equipment as of December 31, 2007 and 2006. The impairment charge of the Company’s intangible assets and goodwill recorded in 2007 is discussed in note 29.

(j)	Revenue Recognition

The Company derives its revenues from advertising fees in its published trade magazines and websites, sales of trade magazines and reports, fees from licensing its trade and service marks, organizing exhibitions and business seminars, commission income from consignment sales and from direct sale of products.

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

The Company received license fees and currently receives royalties from licensing its trade and service marks. Revenue from license fees is recognized ratably over the term of the license. Royalties from license arrangements are earned ratably over the period in which the advertisement is displayed by the licensee.

The Company derives income from its direct product sales. Under the direct product sales business model, the revenue is recorded when the right of return has expired after the delivery of the goods to the buyer and the corresponding cost of products purchased is recorded under sales costs. The net amount of shipping costs invoiced to the buyers less the shipping costs paid is reported under revenue.

The Company also derives commission income on the re-sale of products on consignment basis. Under the Consignment Sales business model, the commission income which is the sales proceeds, net of the cost of the purchased products payable to the consigner and the associated direct transaction costs, is recognized upon conclusion of the sale to the buyer.

The Company presents the sales taxes imposed on revenue generating transactions on gross basis, i.e included in revenue and costs. During the year ended December 31, 2005, 2006 and 2007 such taxes recorded were $1,446, $1,172 and $1,924, respectively.

GLOBAL SOURCES LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

(k)	Transactions with Sales Representatives

The Company utilizes sales representatives in various territories to promote the Company’s products and services. Under these arrangements, these sales representatives are entitled to commissions as well as marketing fees. For online and other media services the commission expense is recognized when the associated revenue is recognized or when the associated accounts receivable are paid, whichever is earlier. For exhibitions, the commission expense is recognized when the associated revenue is recognized, upon conclusion of the event.

These sales representatives, which are mainly corporate entities, handle collections from clients on behalf of the Company. Included in receivables from these sales representatives are amounts collected on behalf of the Company.

(l)	Advertising Expenses and Magazine Mailing Costs

The event specific advertising and promotion costs incurred for events to be held in future financial years are expensed by the year in which the expenses are incurred. Other advertising and promotion expenses are expensed as incurred. The Company recorded advertising and promotion expenses of $3,612, $7,483 and $ 7,331 during the years ended December 31, 2005, 2006 and 2007, respectively.

The mailing costs incurred for sending the trade magazines and reports to the readers are included under community costs. The Company recorded such mailing costs of $3,553, $3,535 and $ 3,783 during the years ended December 31, 2005, 2006 and 2007, respectively.

(m)           Operating Leases

The Company leases certain office facilities under cancelable and non-cancelable operating leases, generally with an option to renew upon expiry of the lease term. Rentals under operating leases are expensed on a straight-line basis over the life of the leases.

In cases where the option to renew is exercised before the original lease agreement expires and the new agreement is signed to extend the lease beyond the expiry date of original agreement, the remaining rental expense as per the original agreement and the total rental as per the new agreement are added up and the resulting total rental expense is apportioned on a straight-line basis starting from the date of signing the new agreement until the expiry date of the new agreement.

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

Under the laws of the country of incorporation of eMedia Asia Ltd, a company is not allowed to pay cash dividends as long as it has retained losses. No dividends have been declared by eMedia Asia Limited, and accordingly the Loan was not paid in prior years. Due to the contingent nature of the Loan payment, the Company did not record in its prior years’ balance sheet the Loan receivable of $6,000 due from UPM/UIG/UBM Asia and no interest income was accrued as at December 31, 2005.

eMedia Asia Ltd. had excess reserves of cash as it was not allowed to pay cash dividends. In October 2006, approval of the board of directors and the shareholders of eMedia Asia Ltd. was obtained for distribution of the excess cash in eMedia Asia Ltd. to shareholders of eMedia Asia Ltd., by way of a one-for-one issue of new shares (as share dividends) and then a purchase back by eMedia Asia Limited of those share dividends and a consequent reduction of its share capital.

Pursuant thereto, eMedia Asia Ltd. completed the issuance of 1,000 shares to its shareholders as share dividends, the subsequent purchase of those 1,000 shares (at a price of $13,000 per share) and distribution of the total amount of $13,000 to its shareholders by way of a share purchase dividend, and the reduction of its share capital through the cancellation of those 1,000 purchased shares.

UBM Asia also fully re-paid the Loan principal of $6,000 and the $1,906 interest thereon to TMH.  The Loan and Charge were consequently discharged. The Company recorded the $1,906 interest received and the $6,000 principal received as a gain on sale of shares to minority shareholder and interest income thereon during the year ended December 31, 2006 as the contingency was resolved and the full payment was received.

The minority interest of $2,913 and $4,940 as at December 31, 2006 and 2007, respectively, reflects UBM Asia’s proportionate interest in the net book value of eMedia Asia Ltd.

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

The financial statements of the subsidiaries reported in their respective local currencies are translated into U.S. dollars for consolidation as follows: assets and liabilities at the exchange rate as of the balance sheet date, shareholders’ equity at the historical rates of exchange, and income and expense amounts at the average monthly exchange rates. The cumulative translation differences, where material are recorded under accumulated other comprehensive income. The Company recorded cumulative translation differences of $1,411 during the year ended December 31, 2007 under accumulated other comprehensive income. The cumulative translation differences were not material as of December 31, 2006. The aggregate amount of foreign currency transaction gains and losses recorded by the Company were net losses of $80, $714, and $1,213 during the year ended December 31, 2005, 2006 and 2007, respectively.

(s)           Segment Reporting

Statement of Financial Accounting Standard (“SFAS”) No. 131, “Disclosures about Segments of an Enterprise and Related Information”, requires that companies report separately, in the financial statements, certain financial and descriptive information about operating segment profit or loss, certain specific revenue and expense items, and segment assets.  Additionally, companies are required to report information about the revenues derived from their products and services groups, about geographic areas in which the Company earns revenues and holds assets, and about major customers.

The Company identifies its operating segments based on business activities, management responsibility and geographic location. The Company has two reportable segments: online and other media services and exhibitions. The Company has determined these segments based on the business activities whose operating results are reviewed by the Company’s chief operating decision maker, which is the Company’s board of directors to assess their performance and to make decisions about resources to be allocated to each segment.

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

GLOBAL SOURCES LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

Comprehensive income consists of the following:

	Year Ended December 31,
	2005	2006	2007

Unrealized gain on available-for-sale securities, net of income tax of $NIL	$948	$2,665	$—
Reclassification adjustment for gains, net of losses included in net income, net of income tax of $NIL	$(977)	$(309)	$(2,566)
Cumulative foreign currency translation differences	$—	$—	$1,411
Net income	$13,378	$27,880	$23,999
	$13,349	$30,236	$22,844

(u)    Basic and Diluted Net Income Per Share

The Company discloses the earnings per share under two-class method, prescribed by SFAS No. 128, “Earnings Per Share” and Emerging Issues Task Force (“EITF”) Issue No. 03-6, “Participating Securities and the Two-Class Method under FASB Statement No.128”. The net income has been allocated to non-vested restricted shares under the Company’s stock compensation plans and common shares outstanding during the period in the ratio of respective class of shares to the combined weighted average shares of both the classes.

Basic net income per share is computed by dividing net income allocated to each class of shares by the weighted average number of shares of the respective class of shares outstanding during the period. Diluted net income per share is calculated using the weighted average number of outstanding shares under each class of shares, plus other dilutive potential common shares.

The following table reconciles the number of shares utilized in the net income per share calculations:

	Year Ended December 31,
	2005	2006	2007

Net income before cumulative effect of change in accounting principle	$13,378	$27,629	$23,999
Cumulative effect of change in accounting principle	-	251	-
Net income	$13,378	$27,880	$23,999
Basic net income per common share before cumulative effect of change in accounting principle	$0.29	$0.59	$0.52
Cumulative effect of change in accounting principle	$-	$0.01	$-
Basic net income per common share	$0.29	$0.60	$0.52
Diluted net income per common share before cumulative effect of change in accounting principle	$0.29	$0.59	$0.51

GLOBAL SOURCES LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

Cumulative effect of change in accounting principle	$-	$0.01	$-
Diluted net income per common share	$0.29	$0.60	$0.51
Weighted average common shares used in basic net income per common share calculations	43,710,673	44,692,422	45,000,808
Effect of dilutive shares	54,869	55,740	162,687
Weighted average common shares used in diluted net income per share calculations	43,765,542	44,748,162	45,163,495
Basic net income per non-vested restricted share before cumulative effect of change in accounting principle	$0.29	$0.59	$0.52
Cumulative effect of change in accounting principle	$-	$0.01	$-
Basic net income per non-vested restricted share	$0.29	$0.60	$0.52
Diluted net income per non-vested restricted share before cumulative effect of change in accounting principle	$0.29	$0.59	$0.51
Cumulative effect of change in accounting principle	$-	$0.01	$-
Diluted net income per non-vested restricted share.	$0.29	$0.60	$0.51
Weighted average non-vested restricted shares used in basic net income per non-vested restricted share calculations	1,783,351	1,790,150	1,559,748
Effect of dilutive shares.	-	-	263,618
Weighted average non-vested restricted shares used in diluted net income per non-vested restricted share calculations	1,783,351	1,790,150	1,823,366
Antidilutive share subscriptions	100,000	100,000	-

Antidilutive share subscriptions had exercise prices greater than the average market price during the year.

(v)     Stock Based Compensation

Effective January 1, 2006, the Company adopted the provisions of SFAS No. 123(R), “Share-Based Payment”, using the modified prospective application transition method, which requires application of SFAS No. 123(R) for new awards granted after the adoption of SFAS No. 123(R) and for any portion of awards granted prior to the date of adoption that have not vested as of the date of adoption of SFAS No. 123(R).

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

Under SFAS No. 123(R), the Company is required to adjust its compensation cost for pre-vesting forfeitures, i.e. an award that is forfeited prior to vesting. As the share grants to the employees include service conditions, the fair value of the awards is not adjusted subsequent to the grant date. At each reporting date, the Company would estimate the quantity of share grants expected to vest and record the compensation cost for the share grants that are expected to vest.

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

GLOBAL SOURCES LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

(x)	Change in Accounting Principle

The Company adopted SFAS No. 123 (R), “Share-Based Payment”, effective January 1, 2006. Under SFAS No. 123 (R) the Company is required to adjust its compensation cost for pre-vesting forfeitures i.e. an award that is forfeited prior to vesting. Accordingly, the Company changed its accounting principle with effect from January 1, 2006, with respect to the accounting for forfeitures.

Under the new accounting principle, at each reporting date, the Company estimates the quantity of share grants expected to vest and record the compensation cost for the share grants that are expected to vest.

This change in accounting principle does not have any income tax impact.

(y)     Transition adjustment on adoption of SAB 108

In September 2006, the Securities and Exchange Commission (“SEC”) issued Staff Accounting Bulletin No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements,  (“SAB 108”) which provides guidance on how uncorrected errors in previous years should be considered when quantifying errors in current-year financial statements. SAB 108 is effective for fiscal years ending after November 15, 2006. In 2006, the Company has corrected unadjusted differences (which are not material to each of the individual years in which they occurred) pertaining to the years 2000 to 2005 in the non-cash compensation expenses relating to share awards under its Employee Equity Compensation Plans. These differences arose from the incorrect application of attribution method and in the classification of share awards between employees and non-employees. Accordingly, in 2006, the Company has recorded the prior years’ cumulative non-cash compensation expenses of $1,851 against the Company’s opening retained earnings for the year ended December 31, 2006 and the corresponding credit is taken to additional paid in capital in accordance with SAB 108. There is no income tax impact resulting from this adjustment.

(z)           Recent Accounting Pronouncements

In March 2006, the EITF reached a consensus on Issue No. 06-3, “How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That Is, Gross versus Net Presentation)”. EITF 06-3 provides guidance on presentation of any tax assessed by a governmental authority that is directly imposed on a revenue-producing transaction between a seller and a customer. As per EITF 06-3, the presentation of taxes on either a gross (included in revenues and costs) or a net (excluded from revenues) basis is an accounting policy decision that should be disclosed. In addition, for any such taxes that are reported on a gross basis, a company should disclose the amounts of taxes in interim and annual financial statements for each period for which income statement is presented if these amounts are significant. The EITF 06-3 guidance is applicable to financial reports for interim and annual reporting periods beginning after December 15, 2006. The Company adopted EITF 06-3 guidance with effect from January 1, 2007. The Company is presenting the taxes on gross basis, i.e. included in revenues and costs.

In June 2006, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation ("FIN") No. 48, Accounting for Uncertainty in Income Taxes - an Interpretation of FASB Statement No. 109.  This Interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes.  This Interpretation prescribes a recognition threshold and measurement of a tax position taken or expected to be taken in a tax return, and provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.  This Interpretation is effective for fiscal years beginning after December 15, 2006. The Company adopted FIN No. 48 with effect from January 1, 2007 and the adoption this interpretation does not have any material impact on the consolidated financial statements of the Company.

GLOBAL SOURCES LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurements” (“SFAS No. 157”). This Standard defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles and expands disclosures about fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. As required under SFAS No. 157, the statement shall be applied prospectively as of the beginning of the fiscal year in which this Statement is initially applied, except that the Statement shall be applied retrospectively to certain financial instruments as of the beginning of the fiscal year in which this Statement is initially applied (a limited form of retrospective application). However in February 2008, the FASB issued FSP FAS 157-2, which delays the effective date of SFAS No. 157 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair values in the financial statements on a recurring basis. This FSP partially defers the effective date of SFAS No. 157 to fiscal years beginning after November 15, 2008. The Company will adopt SFAS No. 157 from January 1, 2008 except as it applies to those nonfinancial assets and nonfinancial liabilities as noted in FSP FAS 157-2. The Company is currently evaluating whether the partial adoption of SFAS No. 157 has any impact on its consolidated financial statements.

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

In December 2007, the FASB issued SFAS No. 160, “Accounting and Reporting of Noncontrolling Interest in Consolidated Financial Statements - an amendment of ARB No.51”. SFAS No. 160 establishes accounting and reporting requirements for ownership interests in subsidiaries held by parties other than parent, the amount of consolidated net income attributable to the parent and to the non-controlling interest. SFAS No. 160 is effective for fiscal year beginning after December 15, 2008. The Company is currently evaluating whether the adoption of SFAS No. 160 has any impact on its consolidated financial statements.

3.           Available-for-sale Securities

	At December 31,
	2006			2007
	Cost	Unrealized holding gain	Fair value	Cost	Unrealized holding gain	Fair value
Equity securities	$12,237	$2,265	$14,503	$-	$-	$-
Other securities	5,898	301	6,199	-	-	-
	$18,135	$2,566	$20,702	$-	$-	$-

GLOBAL SOURCES LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

The gross realized gains and losses from the sale of available-for-sale securities were as follows:

	Year Ended December 31,
	2005	2006	2007
Gross realized gains	$1,011	$309	$3,392
Gross realized losses	(34)	-	(2,301)
	$977	$309	$1,091

The Company recorded dividend income derived from the available-for-sale securities of $320, $1,893 and $NIL during the year ended December 31, 2005, 2006 and 2007, respectively. The Company recorded interest income derived form available-for-sale securities of $10, $NIL and $NIL during the year ended December 31, 2005, 2006 and 2007, respectively.

4.           Current Assets

	At December 31,
	2006	2007
Accounts receivable:
Gross trade receivables	$7,148	$7,399
Less: Allowance for doubtful debts	(680)	(734)
	$6,468	$6,665

Movements in allowance for doubtful debts:

	Year Ended December 31,
	2005	2006	2007
Balance at beginning of year	$1,028	$652	$680
Provision during the year	18	216	444
Write-off during the year	(394)	(188)	(390)
Balance at end of year	$652	$680	$734

	At December 31,
	2006	2007
Prepaid expenses and other current assets:
Unsecured employee loans and other debtors	$127	$42
Prepaid expenses	870	838
Deferred expenses – short term	10,834	11,664
Other current assets	2,343	2,789
	$14,174	$15,333

GLOBAL SOURCES LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

5.           Property and Equipment, net

	At December 31,
	2006	2007
Building	$19,384	$27,012
Capital work-in-progress	985	501
Leasehold improvements	8,649	10,147
Motor vehicles	266	176
Computer equipment, software, fixtures, fittings and office equipment	20,113	22,877
Reusable trade show booths	191	228
Software development costs	3,832	3,893
Property and equipment, at cost	53,420	64,834
Less: Accumulated depreciation	(25,046)	(29,482)
	$28,374	$35,352

Depreciation expense for the years ended December 31, 2005, 2006 and 2007 was $2,640, $3,428 and $4,517 respectively and the amortization of software costs for the years ended December 31, 2005, 2006 and 2007 was $1,335, $1,250 and $158 respectively. The accumulated amortization of software costs as of December 31, 2006 and 2007 was $3,530 and $3,724 respectively.

During 2004, the Company entered into an agreement to purchase approximately 9,000 square meters of office space in a commercial building in Shenzhen, China.  The building is situated on a leasehold land.  The lease period of the land is 50 years, commencing from year 2002.  At the end of the lease period, the building together with land will revert to the local government authority. The construction was completed and the property was put in use during the year 2005. Depreciation of the property commenced during the year 2005. This building which is under capital lease is depreciated on a straight-line basis over the remaining lease term. The depreciation expenses on the said building amounted to $311, $414 and $414 during the year 2005, 2006 and 2007, respectively.

During 2007, the Company purchased approximately 1,939.38 square meters of office space in a commercial building in Shenzhen, China. The building is situated on a leasehold land. The lease period of the land is 50 years, commencing from year 2002. At the end of the lease period the building together with the land will revert to the local government authority. The delivery of the office space to the Company was completed in 2007. The depreciation on this property commenced during 2007. The building, which is under capital lease is depreciated on a straight-line basis over the remaining lease term. The depreciation expenses on the said building amounted to $123 during 2007.

6.	Long-term Investments and Bonds Held to Maturity

(i)
As at December 31, 2007, the Company holds equity instruments carried at $100 in a privately held unaffiliated electronic commerce company for business and strategic purposes. The investment is accounted for under the cost method since the ownership is less than 20% and the Company does not have the ability to exercise significant influence over the investee. The investment is shown under long term investments in the consolidated balance sheets.

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

GLOBAL SOURCES LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

The net carrying value of the long term investment as at December 31, 2006 and 2007 was $100.  The Company will continue to evaluate this investment for impairment.

(ii)	U.S. Treasury strips zero % coupon

	At December 31,
	2006	2007
The amortized cost classified by date of contractual maturity is as follows:
Due within one year	$195	$99
Due after one year through five years	94	-

	$289	$99

	At December 31,
	2006	2007
The fair value based on the market price, classified by date of contractual maturity is as follows:
Due within one year	$196	$100
Due after one year through five years	95	-

	$291	$100

	At December 31,
	2006	2007
Gross unrealized holding gains	$2	$1

Proceeds from the matured U.S. Treasury strips zero % coupons during the years ended December 31, 2005, 2006 and 2007 were $240, $200 and $205 respectively.

7.	Other Assets

	At December 31,
	2006	2007
Employee housing loans	$184	$154
Club memberships	418	272
Deferred expenses – exhibitions – long term	750	1,090
Rental, utility and other deposits	210	1,265
	$1,562	$2,781

GLOBAL SOURCES LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

8.	Current Liabilities

	At December 31,
	2006	2007
Deferred income and customer prepayments:
Advertising	$34,627	$43,896
Exhibitions, subscription and others	27,409	34,245
	$62,036	$78,141

	At December 31,
	2006	2007
Accrued liabilities:
Salaries, wages and commissions	$2,062	$1,940
Retirement contribution plans	665	769
Current portion of liabilities for incentive and bonus plans	1,399	1,474
Printing, paper and bulk mailing cost	958	1,167
Sales commissions and fees to third parties	4,337	3,867
Others	3,006	3,329
	$12,427	$12,546

9.           Liabilities for Incentive and Bonus Plans

	At December 31,
	2006	2007
Liability for long term discretionary bonus plan	$102	$—

10.           Deferred Income and Customer Prepayments – Long Term

	At December 31,
	2006	2007
Exhibitions	$1,802	$4,934

11.           Related Party Transactions

The Company has extended loans to some of its employees to finance their purchase or lease of residences. The loans for the purchase of a residence are secured by the subject residence, bear interest at a rate of LIBOR plus 2% to 3% per annum, generally have a term of ten years and become due and payable immediately under certain circumstances, including their termination of employment with the Company.  The loans for the lease of a residence are unsecured, interest free and are repayable in equal monthly installments over the period of the lease, typically less than or equal to twelve months. Loans due from employees for purchase of residences were $184 and $154 as of December 31, 2006 and 2007, respectively.  Loans due from employees for lease of residences were $31 and $39 as of December 31, 2006 and 2007, respectively. There were no other loans due from the Company’s directors and executive officers as at December 31, 2006 and 2007. Other temporary advances to staff, which are generally repayable within twelve months, were $96 and $3 as of December 31, 2006 and 2007, respectively.

GLOBAL SOURCES LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

12.           Liabilities for Incentive and Bonus Plans

Before the commencement of the Equity Compensation Plans (Note 23), the Company rewarded its senior management staff based on their current performance through long term discretionary bonus awards.  These awards are payable approximately at the end of five or ten years from the date of the award, even in the event of termination of employment unless certain non-compete provisions have been violated. The Company did not incur any expenses related to these awards during the years ended December 31, 2005, 2006 and 2007. The required funds were set aside for payment of the discretionary bonuses by purchasing U.S. Treasury strips zero % coupons maturing in either five or ten years. These investments are held until maturity and the proceeds are used for payment of the discretionary bonuses.

Certain sales representatives of the Company are eligible for incentive awards under plans administered by the Company.  Costs incurred related to incentive awards under plans administered by the Company for the years ended December 31, 2005, 2006 and 2007 were $126, $317 and $306 respectively.

13.           Retirement Contribution Plans

The Company operates a number of defined contribution retirement plans. Employees working in a jurisdiction where there is no statutory provision for retirement contributions are covered by the Company’s plans.

The two principal defined contribution retirement plans are plans where employees are not required to make contributions. One of these two plans is separately administered by an independent trustee and the plan assets are held independent of the Company. The other one is not independently administered and the Company’s liabilities as of December 31, 2006 and 2007 were $641 and $719, respectively.

The Company incurred costs of $1,166, $1,213 and $1,306 with respect to the retirement plans in the years ended December 31, 2005, 2006 and 2007, respectively.

14.	Income Taxes

The Company and certain of its subsidiaries operate in the Cayman Islands and other jurisdictions where there are no taxes imposed on companies (collectively referred to as “Cayman Islands”). Certain of the Company’s subsidiaries operate in Hong Kong SAR, Singapore, the People’s Republic of China and certain other jurisdictions and are subject to income taxes in their respective jurisdictions. Also, the Company is subject to withholding taxes for revenues earned in certain other countries.

Income before income taxes consists of:

	Year Ended December 31,
	2005	2006	2007
Cayman Islands	$12,828	$27,494	$19,579
Foreign	2,590	2,943	6,775
	$15,418	$30,437	$26,354

GLOBAL SOURCES LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

The provision for income taxes consists of:

	Year Ended December 31,
	2005	2006	2007
Current tax expense:
Cayman Islands	$—	$—	$—
Foreign	650	932	690
Deferred tax expense:
Cayman Islands	—	—	—
Foreign	109	(33)	(362)
Total provision	$759	$899	$328

The provision for income taxes for the years ended December 31, 2005, 2006 and 2007 differed from the amount computed by applying the statutory income tax rate of 0% as follows:

	Year Ended December 31,
	2005	2006	2007
Income taxes at statutory rate	$—	$—	$—
Foreign income and revenues taxed at higher rates	759	899	369
Impact of change in enacted tax rates	—	—	(41)
Total	$759	$899	$328
Effective tax rate	4.92%	2.95%	1.24%

Deferred tax assets consist of the following:

	Year Ended December 31,
	2006	2007
		Long Term	Short Term
Deductible temporary differences	$—	$196	$46
Net operating loss carry forwards	5,961	6,144	36
Less: valuation allowance	(5,961)	(6,144)	(36)
Deferred tax assets	$—	$196	$46

The Company recorded a full valuation allowance for the deferred tax assets relating to net operating loss carry forwards due to the uncertainty as to their ultimate realization. The net change in valuation allowance for the years ended December 31, 2005, 2006 and 2007 was a decrease (increase) of approximately $39, $1,410 and $(219) respectively, resulting primarily from net operating losses incurred, expiry of operating losses carry forward and profits made by some of the subsidiaries during the respective years.

As of December 31, 2007 and 2006, a United States subsidiary had net operating loss carry forwards of approximately $16,861 and $16,982 respectively. These losses, which expire in year 2020, can be utilized to reduce future taxable income of the subsidiary subject to compliance with the taxation legislation and regulations in the relevant jurisdiction.

GLOBAL SOURCES LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

The Company’s subsidiary in Dubai, United Arab Emirates has been granted a fifty year tax holiday in Dubai since it is located in a Free Trade Zone, which may be subject to further renewal upon expiry of the initial fifty-year period in 2057.

The Company recognized a deferred tax liability of $403 and $283 as at December 31, 2006 and 2007, respectively, which primarily arose from the temporary differences between the financial reporting and the tax bases of property and equipment in one of the subsidiaries of the Company.

The Company adopted the provisions of FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”) on January 1, 2007.

Under FIN 48, the impact of an uncertain income tax position on the income tax return must be recognized at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant taxing authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Additionally, FIN 48 provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

The total amount of unrecognized tax benefits as of January 1, 2007 and December 31, 2007 were not material. As a result of the implementation of FIN 48, the Company did not recognize an increase in the liability for unrecognized tax benefits and no retained earnings adjustment was recorded as of January 1, 2007.

The Company’s subsidiaries are subject to taxation in Hong Kong, the People’s Republic of China, Singapore and other jurisdictions. There are no ongoing examinations by taxing authorities as of December 31, 2007. These subsidiaries’ tax returns mainly for years 2006 and 2007 remain open in various local tax jurisdictions.

The Company’s policy is to recognize interest and/or penalties related to uncertain tax positions in income tax expense. To the extent accrued interest and penalties do not ultimately become payable, amounts accrued will be reduced and reflected as a reduction of the overall income tax provision in the period that such determination is made. During the year ended December 31, 2007, the Company did not record any interest or penalty relating to uncertain tax positions.

15.	Share Capital

On February 28, 2006 and 2007, the Company issued 106,480 and 72,600 common shares, respectively, under the Directors Purchase Plan. During 2006 the Company increased its authorized share capital form 50,000,000 common shares of $0.01 par value to 75,000,000 common shares of $0.01 par value. The authorized share capital of the Company as at December 31, 2006 and 2007 is 75,000,000 common shares of $0.01 par value. As at December 31, 2006 and 2007, the Company has 46,499,492 and 46,572,092 common shares issued and outstanding, respectively.

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

17.	Concentration of Credit Risk and Other Risks

Financial instruments, which potentially subject the Company to concentration of credit risk, consist primarily of investment in checking and money market accounts, available-for-sale securities, investment in

GLOBAL SOURCES LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

U.S. Treasury strips zero % coupon, accounts receivable and receivables from sales representatives. The Company maintains checking, money market accounts and available-for-sale securities with high quality institutions. The Company has a large number of customers, operates in different geographic areas and generally does not require collateral on accounts receivable or receivables from sales representatives. The Company generally collects in advance from customers in markets with higher credit risk. In addition, the Company is continuously monitoring the credit transactions and maintains reserves for credit losses where necessary. No customer accounted for more than 10% of the Company’s revenues for each of the years ended December 31, 2005, 2006 and 2007. No customer accounted for more than 10% of the accounts receivable as of December 31, 2006 and 2007.

In 2007, the Company derived 69% of its revenue from online and other media services. The Company expects that a majority of its future revenue will continue to be generated from online and other media services. Market competition from other service providers could negatively impact the revenue.

In 2007, the Company derived approximately 94% of its revenue from customers in Asia. The Company expects that a majority of its future revenue will continue to be generated from customers in this region. Future political or economic instability in Asia could negatively impact the business.

18.	Operating Leases

The Company leases office facilities under cancelable and non-cancelable operating leases generally with an option to renew upon expiry of the lease term. During the years ended December 31, 2005, 2006 and 2007, the Company’s operating lease rental and building management services expenses were $1,409, $1,185 and $1,305 respectively.  The estimated future minimum lease rental payments under non-cancelable operating leases as of December 31, 2007 are as follows:

Year Ending December 31,	Operating Leases

2008	$645
2009 onwards	-
$645

19.	Segment and Geographic Information

The Company has two reportable segments:  online and other media services and exhibitions.  Revenues by geographic location are based on the location of the customer.

(a)	Segment Information

	Year Ended December 31,
	2005	2006	2007
Revenue:
Online and other media services (Note (a))	$97,062	$113,097	$125,818
Exhibitions	14,300	42,122	51,608
Miscellaneous	832	1,262	4,633
Consolidated	$112,194	$156,481	$182,059

Miscellaneous revenue consists mainly of technical services fee income, rental income, commission income from consignment sales and for 2007 also includes revenue from resale of products purchased.

GLOBAL SOURCES LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

Revenue from barter transactions was $1,366, $1,268 and $1,617 during the years ended December 31, 2005, 2006 and 2007, respectively. Similarly the expenses from barter transactions were $1,142, $1,365 and $ 1,320 during the years ended December 31, 2005, 2006 and 2007, respectively.

	Year Ended December 31,
	2005	2006	2007
Income/(Loss) from Operations:
Online and other media services	$13,460	$21,936	$22,341
Exhibitions	(1,258)	(3,752)	(193)
Miscellaneous	695	(76)	834
Consolidated	$12,897	$18,108	$22,982

	At December 31,
	2006	2007
Identifiable Assets:
Online and other media services	$151,926	$180,499
Exhibitions	67,182	84,762
Miscellaneous	1,781	6,547
Consolidated	$220,889	$271,808

Note:               (a)       Online and other media services consist of:

	Year Ended December 31,
	2005	2006	2007
Online services	$53,829	$64,396	$75,919
Print services	43,233	48,701	49,899
	$97,062	$113,097	$125,818

(b)           Foreign Operations

	Year Ended December 31,
	2005	2006	2007
Revenue:
Asia	$104,746	$146,315	$171,621
United States	6,175	7,610	8,596
Europe	679	1,571	242
Others	594	985	1,600
Consolidated	$112,194	$156,481	$182,059

GLOBAL SOURCES LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

	At December 31,
	2006	2007
Long-Lived Assets:
Asia	$30,030	$38,429
United States	6	-
Consolidated	$30,036	$38,429

20.	Contingencies

From time to time the Company is involved in litigation in the normal course of business.  While the results of such litigation and claims cannot be predicted with certainty, the Company believes that the probability is remote that the outcome of the outstanding litigation and claims will have a material adverse effect on the Company’s consolidated financial position and results of operations.

21.	Capital Commitments

The commitments as at December 31, 2007 for purchase of computers and for the development of software amounted to $350. The capital commitments as at December 31, 2006 were $1,427 for leasehold improvements, purchase of software and for the development of software.

22.	Restricted Share Award Plan

On February 4, 2000, the Company established a restricted share award plan for the benefit of its chairman and chief executive officer in recognition of services to the Company. In conjunction with the restricted share award plan, the former parent company assigned 6,455,283 common shares of the Company, representing a 16% equity interest in the Company to the Company. The Company then awarded these shares to its chairman and chief executive officer. The chairman and chief executive officer’s entitlement to 806,913 of these shares is subject to an employment agreement with one of the Company’s United States subsidiaries and entitlement to such shares vested immediately. The chairman and chief executive officer’s entitlement to the remaining 5,648,370 shares is subject to employment, non-compete and vesting terms under an employment agreement with one of the Company’s United States subsidiaries. The 5,648,370 shares were to vest ratably over 10 years, 10% each year on each anniversary date from the grant date.  However, effective August 30, 2000, the Company’s Board of Directors approved the accelerated vesting of all the restricted shares granted to the chairman and chief executive officer resulting in immediate vesting of all the shares. The Company recorded a total of $64,000 in non-cash compensation expense associated with these awards in the year ended December 31, 2000. At the modification date and subsequently the Company, based on historical evidence and the Company’s forecast of future employee separations, estimated that the chairman and chief executive officer will not terminate employment and appointment as director prior to the date that vesting in the shares would have occurred absent the modification. Therefore, the Company has estimated that additional compensation expense to be recognized as a result of the modification is $NIL. Should actual results differ from this estimate, adjustment in future reporting periods will be required.

23.	Equity Compensation Plans

On December 30, 1999, the Company established The Global Sources Employee Equity Compensation Trust (the “Trust”) for the purpose of administering monies and other assets to be contributed by the Company to the Trust for the establishment of equity compensation and other benefit plans, including the Equity

GLOBAL SOURCES LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

Compensation Plans Numbers I to VII described below.  The Trust is administered by Appleby Trust (Bermuda) Ltd (previously known as “Harrington Trust Limited”) (the “Bermuda Trustee”).  The Bermuda Trustee in the exercise of its power under the Declaration of Trust may be directed by the plan committee, including the voting of securities held in the Trust. The Board of Directors of the Company will select the members of the plan committee.

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

Pursuant to a Declaration of Trust dated November 28, 2006 by Appleby Trust, “The Global Sources Equity Compensation Trust 2007” (“2007 Trust”) was established. The 2007 Trust is administered by Appleby Trust as trustee. The purpose of the 2007 Trust is to administer shares contributed by the Company to the 2007 Trust from time to time in connection with providing equity compensation benefits under The Global Sources Equity Compensation (2007) Master Plan described below. As of December 31, 2007, no shares have been contributed by the Company to the 2007 Trust. In exercising its powers under the Trust, the Trustee may be directed by a plan committee to be constituted and appointed by the Company.  The plan committee (“ECP 2007 Plan Committee”) was constituted and appointed by the Board of Directors on February 15, 2007.

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

Entitlement of the employees and directors to these common shares is subject to employment and vesting terms. Entitlement of consultants to these common shares is subject to continued services provided by the consultants and vesting terms.

The non-cash compensation expense associated with awards in accordance with APB No. 25 and SFAS No. 123, under ECP II and ECP III of approximately $2,567 and $2,148, respectively, were recognized over the three year vesting term from the respective award dates.

GLOBAL SOURCES LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

Eligible employees, directors and consultants under ECP IV are awarded a defined amount of compensation payable in Global Sources Ltd. common shares, the number of which is determined by the plan committee periodically.

Entitlement of the employees and directors to these common shares is subject to employment and vesting terms. Entitlement of consultants of these common shares is subject to continued services provided by the consultants and vesting terms.

Eligible employees, directors and consultants under ECP V were awarded a one-time grant of shares, the number of which was determined by the plan committee.

Entitlement of the employees and directors to these common shares is subject to employment and vesting terms. Entitlement of consultants to these common shares is subject to continued services provided by the consultants and vesting terms.

The Equity Compensation Plan committee approved the awards of common shares under ECP IV and ECP V on January 23, 2001. The Equity Compensation Plan committee subsequently approved additional awards of common shares under ECP and ECP V on various dates.

The non-cash compensation expenses associated with the above awards in accordance with SFAS No. 123(R), under ECP IV and ECP V of approximately $2,981 and $3,758, respectively, are recognized over the five year vesting term from the respective award dates.

Eligible employees, directors and consultants under ECP VI are awarded a one-time grant of Global Sources Ltd. common shares, the number of which is determined by the plan committee.

Entitlement of the employees, directors and consultants to these common shares is subject to non-compete and vesting terms.

The Equity Compensation Plan committee approved ECP VI on March 13, 2001 and made awards of common shares under the plan on various dates subsequently. The non-cash compensation expenses associated with the awards in accordance with SFAS No. 123(R), under ECP VI totaling approximately $1,688 are recognized over the five year vesting term from the respective award dates.

Eligible employees, directors and consultants under ECP VII are awarded a grant of a defined number of Global Sources Ltd. common shares, the number of which is determined by the plan committee periodically. Entitlement of the employees and directors to these common shares is subject to employment and vesting terms. Entitlement of consultants to these common shares is subject to continued services provided by the consultants and vesting terms.

The Equity Compensation Plan committee approved the awards of common shares under ECP VII on January 1, 2002 and made further awards on various dates subsequently. The non-cash compensation expenses associated with the above awards in accordance with SFAS No. 123(R), under ECP VII of approximately $17,707 are recognized over the six years vesting term from the respective award dates.

A new equity compensation plan, known as “The Global Sources Equity Compensation (2007) Master Plan” (“ECP 2007 Master Plan”) was approved by the Company’s shareholders on May 8, 2006. The ECP 2007 Master Plan commenced with effect on January 1, 2007 and, unless terminated earlier by the Company’s Board of Directors, will expire on December 31, 2012. The employees, directors and consultants of the Company are eligible to be awarded grants of the Company’s common shares under the ECP 2007 Master Plan. The grantees and the number of shares to be awarded, and the vesting rules and other terms and conditions, are to be as determined by the ECP 2007 Plan Committee, who are authorized under the ECP

GLOBAL SOURCES LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

2007 Master Plan to issue supplementary or subsidiary documents to set out and evidence such vesting rules and other terms and conditions. The total number of shares to be issued under the ECP 2007 Master Plan is subject to a limit of 3,000,000 common shares.

On November 7, 2006, the Company filed a Form S-8 Registration Statement under the Securities Act of 1933, with the U.S. Securities and Exchange Commission, for up to 3,000,000 common shares to be issued under the ECP 2007 Master Plan.

On March 6, 2007, the Plan Committee approved and issued “The Global Sources Share Grant Award Plan” as a supplementary or subsidiary document to the ECP 2007 Master Plan. Under the plan, the ECP 2007 Plan Committee is to determine who will be granted awards of shares and the number of shares to be awarded to them, and to determine the vesting schedule for such awards. The plan commenced with effect on March 6, 2007, and will terminate upon the expiration or termination of the ECP 2007 Master Plan, or upon the liquidation of the Company, or upon termination by the ECP 2007 Plan Committee, whichever is the earliest to occur. The ECP 2007 Plan Committee approved awards of common shares under the plan during 2007. The non-cash compensation expenses associated with the awards of approximately $6,431 are recognized over the six year vesting term of the award.

On March 6, 2007, the Plan Committee approved and issued “The Global Sources Retention Share Grant Plan” as a supplementary or subsidiary document to the ECP 2007 Master Plan. Persons eligible to receive grants under the plan are persons who have been the employees, directors or consultants for at least five years, who retire “in good standing” (as determined by the ECP 2007 Plan Committee), and who would otherwise have their unvested shares (under any applicable equity compensation plans) forfeited upon retirement. The ECP 2007 Plan Committee is to determine who amongst eligible persons will be granted awards of common shares. The number of common shares to be awarded to such grantees is calculated according to a formula defined in the plan, and will vest in equal installments over a period of five years after retirement, subject to certain non-compete terms and the grantees remaining “in good standing”. The plan commenced with effect on March 6, 2007, and will terminate upon the expiration or termination of the ECP 2007 Master Plan, or upon the liquidation of the Company, or upon termination by the ECP 2007 Plan Committee, whichever is the earliest to occur. The ECP 2007 Plan Committee approved awards of common shares under the plan during 2007. The non-cash compensation expenses associated with the awards of approximately $222 are recognized over the five year vesting term of the award.

The Company expensed $1,875, $4,000 and $7,753 in non-cash compensation costs associated with the awards under the above ECP plans in the years ended December 31, 2005, 2006 and 2007, respectively. As of December 31, 2007, there was $11,731 of unrecognized non-cash compensation cost associated with the awards under the above ECP plans, which is expected to be recognized over the next six years.

The Company’s non-vested shares as of December 31, 2007 and changes during the year ended December 31, 2007 were as follows:

	ECP V Grant Plan		ECP VI Grant Plan		ECP VII Grant Plan		The Global Sources Share Grant Award Plan		The Global Sources Retention Share Grant Plan
	Shares	Weighted average grant date fair value	Shares	Weighted average grant date fair value	Shares	Weighted average grant date fair value	Shares	Weighted average grant date fair value	Shares	Weighted average grant date fair value

Non-vested at January 1, 2007	19,326	$4.02	33,302	$6.71	1,608,124	$6.06	—	—	—	—
Granted	36,630	$16.13	—	—	—	—	396,464	$14.15	7,850	$21.16
Vested	(25,553)	$6.97	(11,473)	$5.75	(205,169)	$4.87	—	—	—	—
Forfeited	—	—	—	—	(20,946)	$6.07	(6,182)	$13.23	—	—
Non-vested at December 31, 2007	30,403	$16.13	21,829	$7.22	1,382,009	$6.23	390,282	$14.16	7,850	$21.16

GLOBAL SOURCES LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

The total fair value of shares vested during the years ended December 31, 2005, 2006 and 2007 were as follows:

Year ended December 31,	ECP IV Grant Plan	ECP V Grant Plan	ECP VI Grant Plan	ECP VII Grant Plan	Total
2005	$940	$424	$224	$590	$2,178
2006	$1,024	$586	$324	$946	$2,880
2007	$-	$436	$167	$3,030	$3,633

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

On November 1, 2001, the terms of the plan for prospective grants were amended to require only 15% of the exercise price, to be paid upon exercise date and that the resignation of a director following his or her exercise of the Grant of Options and payment of the Option Price would no longer result in a forfeiture of the subscribed shares.  The exercise price is the average closing price of the shares for the last five trading days of the previous calendar year. The balance of 85% must be paid on or before the end of the holding period, which is four years. The ownership of the awards will transfer after four years.

On February 27, 2002, the terms of the plan for prospective grants were amended to require only 10% of the exercise price to be paid upon exercise date. The balance of 90% must be paid on or before the end of the holding period. There were no other changes to the terms of the plan.

On May 8, 2003, shareholders approved the amendments to the 2000 Non-Employee Directors Share Option Plan to allow both employee and non-employee Directors to participate prospectively in the plan.  The plan was renamed as Directors Purchase Plan by the Board of Directors on August 14, 2003. Directors purchasing the shares under the plan pay 10% of the purchase price, which is the average closing price of the shares for the last five trading days of the previous calendar year, on or before 28th day of February of the year, with the balance of 90% payable by the end of the four year period from that day and the shares will be issued thereafter.  The resignation of a Director following his or her purchase of the shares and payment of the 10% initial installment shall not cause a forfeiture of the purchased shares, however, failure to pay the 90% balance of the purchase price before the end of the holding period will result in the 10% deposit being forfeited and all rights under the purchase plan and the issuance of shares to automatically lapse and expire and the shares will not be issued.

GLOBAL SOURCES LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

On November 7, 2006 the Company filed a Form S-8 Registration Statement under the Securities Act of 1933, with the U.S. Securities and Exchange Commission, for up to 530,000 common shares to be issued under the Directors Purchase Plan (as of November 5, 2005).

All the monies received under the Director Purchase Plan are credited to additional paid in capital upon receipt. Upon issuance of shares under the plan, the par value of the issued shares is transferred from additional paid in capital to common share capital.

A summary of share option activity under Directors Purchase Plan during the year ended December 31, 2007 was as follows:

	Shares	Weighted average exercise price

Outstanding at January 1, 2007	-	-
Granted	140,000	17.198
Exercised	90,000	17.198
Forfeited	-	-
Expired	50,000	17.198
Outstanding at December 31, 2007	-	-
Exercisable at December 31, 2007	-	-

25.	Credit Facilities

The Company holds a Documentary Credit facility with the Hongkong and Shanghai Banking Corporation Limited, for providing documentary credits to the Company’s suppliers.  This facility has a maximum limit of $577. As at December 31, 2007, the unutilized amount under this facility was approximately $509.  Hongkong and Shanghai Banking Corporation Limited has also provided guarantees on behalf of the Company to the Company’s suppliers.  As at December 31, 2007, such guarantees amounted to $3.

26.	Other Commitments

The Company has entered into a number of licence agreements during the year 2004 for its exhibition events amounting to $29,730 including fee increases for year 2007 and 2008, in payments over five (5) years.  The agreements are cancelable under Force Majeure conditions, and with the consent of the other party but may be subject to a payment penalty.  As of December 31, 2007 the amount paid under these agreements was $23,514.  The amount paid is expensed when the related events are held. Subsequently, in March 2007, the Company entered into a number of venue license agreements for its exhibition events amounting to $44,396 in payments over five and a half years. The agreements are cancelable under Force Majeure conditions, or upon notice and payment of cancellation charges to the other party. The amounts paid will be expensed when the related events are held. As of December 31, 2007, approximately $1,078 was paid under these agreements.

The Company also entered into several agreements for the event specific promotion of exhibition events amounting to $3,978 in payments over four years.  The amount paid under these agreements as of December 31, 2007 was $3,181.

In August 2005, one of the Company’s subsidiaries, eMedia Asia Limited (“eMedia”) entered into an agreement with Penton Media Inc, (“Penton”) to publish and distribute, in certain Asian territories, local language editions of Penton’s “Electronic Design” publication, relating to the electronic design industry. The first such edition to be launched was a simplified Chinese edition in mainland China entitled “Electronic Design-China”, the online website of which was launched in January 2006, and the first monthly is-

GLOBAL SOURCES LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

sue of which was launched in March 2006.  Under the agreement eMedia pays Penton forty per cent of the net after-tax profits of the business and also an annual content license fee for usage of Penton’s editorial material.

27.	Bonus Shares

On March 5, 2007, the Company announced a one for ten bonus share issue on the Company’s outstanding common shares.  Shareholders of record on March 16, 2007 received one additional common share for every ten common shares held, of face value of $0.01 each.  The bonus share issue was distributed on April 16, 2007.  In addition, the Company has reclassified $38 and $38 from additional paid in capital to common share capital as of December 31, 2006 and 2007, respectively.

28.	Shares of HC International, Inc.

HC International Inc. (“HC International”) is a company listed on the Growth Enterprise Market of The Stock Exchange of Hong Kong Limited. In the year 2006, Trade Media Holdings Limited (“TMHL”), a wholly-owned subsidiary of the Company, entered into an agreement (“Sale and Purchase Agreement”) with IDG Technology Venture Investment, Inc. (“IDGVC”) for, and completed, the purchase from IDGVC of 47,858,000 HC International shares (representing an approximate 9.77% equity interest in HC International as of September 30, 2007), at a consideration of approximately $9,875, which was subject to an adjustment (“Price Adjustment”) if and when HC International achieved a certain benchmark with reference to the HC International group’s performance (“Performance Benchmark”) or upon completion of the sale and purchase of the Option HC Shares (as defined below).

The Company announced, via a press release dated March 19, 2007, that the Performance Benchmark referred to above has not been met, and that accordingly, TMHL would not be required to make the Price Adjustment referred to above under the condition relating to the Performance Benchmark.

TMHL also entered into a call options deed with IDGVC, Guo Fansheng (“Guo”) and others (which include certain members of the senior management of HC International) (“Option Grantors”), under which the Option Grantors granted to TMHL (i) a right, exercisable within 12 months from June 21, 2006 (the date of completion of the Sale and Purchase Agreement) (“Option Period”), to purchase all (but not in part only) of the 167,722,814 HC International shares owned by the respective Option Grantors and any HC International shares that may be issued by HC International to certain directors of HC International if the options granted in accordance with the share option schemes of HC International (amounting to an aggregate of 4,185,320 HC International shares) are exercised, which together represent a maximum of approximately 35.11% of the total issued share capital of HC International as of September 30, 2007 (“Option HC Shares”), at an exercise price of approximately $0.2896 per Option HC Share; and (ii) an undertaking to accept any offer for the Option HC Shares at a price of not less than approximately $0.2896 per Option HC Share, during the Option Period.

In addition, TMHL also entered into a call option deed with Huicong Construction Co., Ltd. (“Huicong Construction”), in which Guo has an 80% equity interest, under which Huicong Construction granted to TMHL a right, exercisable within the Option Period, to purchase (or to nominate a subsidiary of TMHL to purchase) Huicong Construction’s entire 18% equity interest in Beijing Huicong International Information Co., Ltd. (“Beijing Huicong”), an 82% indirect subsidiary of HC International (“Beijing Huicong Option”), at an aggregate exercise price of approximately $31,916.

The Company announced, via a press release dated June 17, 2007, that TMHL would not be exercising the HC Options and the Beijing Huicong Option (collectively, the “Options”). Both Options subsequently lapsed and expired at the end of the Option Period, without being exercised by TMHL.

GLOBAL SOURCES LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

In the last quarter of 2007, the Company announced, via a press release dated December 10, 2007, that the Company and TMHL had entered into an agreement with IDG Technology Venture Investment III, L.P. (“IDGTVI III”) to sell all its and TMHL’s equity interests in HC International (amounting to 62,652,000 HC International shares) to IDGTVI III, at a sale consideration of approximately $0.1968 per HC International share. The sale was subsequently completed on December 18, 2007, as announced in the Company’s press release dated December 18, 2007.

On August 1, 2006 HC International appointed the Company’s Chief Operating Officer, John Craig Pepples (“Pepples”), as a non-executive director on the board of directors of HC International. However upon completion of the afore-mentioned sale of all of its and TMHL’s equity interests in HC International, Pepples resigned from the board of directors of HC International, as announced in the Company’s press release dated December 18, 2007.

As the fair value of this investment as of June 30, 2007 is less than the cost, the Company’s management evaluated the investment in HC International as of June 30, 2007 for impairment and concluded that the impairment was other-than-temporary impairment. As per the Company’s accounting policy, declines in value judged to be other-than-temporary on available-for-sale securities are included in the statement of income. Accordingly the unrealized loss of approximately $2,301 on the HC International investment was recorded in the income statement as of June 30, 2007.

Pursuant to IDGVC’s indemnification obligations under the Sale and Purchase Agreement, TMHL received approximately $455 from IDGVC during the second quarter ended June 30, 2007. This amount was recorded in the income statement.

The approximate amount of $1,846, being the net amount of the approximately $2,301 impairment loss and the approximately $455 receipt mentioned above, is reflected under the item “Loss on Investment, net” in the income statement for the year ended December 31, 2007.

During the fourth quarter of 2007, the Company and TMHL sold all the 62,652,000 HC International shares held by it and TMHL to IDGTVI III, at approximately $0.1968 per HC International share and recorded a gain of approximately $2,361, which is included under “Gain on sale of available-for-sale securities” in the income statement for the year ended December 31, 2007.

29.          Business Acquisition

On August 16, 2007, Trade Media Holdings Limited (“TMHL”), a wholly owned subsidiary of the Company and Blue Bamboo China Ventures (“BBCV”) an exempted company incorporated in Cayman Islands entered into a Sales and Purchase Agreement (“S&P”) with BBCV, in which TMHL will purchase certain intellectual property rights and other related intangible assets (the “Acquired Assets”) of BBCV. The S&P was duly completed on September 12, 2007. BBCV is an online media company that built a network of four websites that provide information about home renovation, overseas study, weddings and parenting to urban Chinese consumers. This acquisition was made in line with the Company’s strategy to expand its domestic China initiatives.

The Company recorded this transaction as a business acquisition in accordance with SFAS No.141. The total purchase consideration was $3,136, of which approximately $1,364 was paid to BBCV on the completion date, approximately $1,636 was placed in an escrow account with an appointed escrow agent and the balance $136 was the direct transaction costs. The escrow amount will be released to BBCV within one year of the completion date, subject to terms and conditions stipulated in the S&P.

GLOBAL SOURCES LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

The allocation of purchase consideration to the assets acquired based on their fair values was as follows:

Amount
Website intangibles	$588
Goodwill	$2,548
Total	$3,136

The intangible assets have a useful life of five years. The Company recorded $35 amortization costs on the website intangible assets in its income statement for the year ended December 31, 2007. The goodwill was assigned to the Blue Bamboo reporting unit.

Subsequent to the acquisition, the Company realigned its business strategy to focus on the development of its other Global Sources domestic B2B China initiatives such as Elegant Living Online and Electronic Supply & Manufacturing – China Online and has terminated its plans to launch Blue Bamboo websites.

Due to this change in business strategy, the Company no longer has any plans to launch the newly acquired business. Hence, the Company performed an impairment assessment of the Blue Bamboo website intangibles and goodwill and determined that the carrying values of website intangibles of $553 and goodwill of $2,548 were fully impaired and recorded an impairment charge of $3,101 in its financial statements for the year ended December 31, 2007. This impairment charge of $3,101 is assigned to online and other media services segment.

30.           Reclassification

Certain prior year amounts have been reclassified to conform to the current year presentation. In the prior years the Company presented U.S. Treasury securities under available-for-sale securities. As the U.S. Treasury securities are backed by U.S. government and are highly liquid and readily convertible to cash, the Company reassessed the presentation of these securities in year 2007 and determined that it is more appropriate to present the U.S. Treasury securities with original maturity of three months or less under cash and cash equivalents. Accordingly, the Company has presented the U.S. Treasury securities with original maturity of three months or less under cash and cash equivalents and in addition, such securities for prior years have been reclassified to cash and cash equivalents to conform to the current year presentation.

31.           Post Balance Sheet Events

On December 20, 2007, the Company announced a one for ten bonus share issue on the Company’s outstanding common shares. Shareholders of record on January 1, 2008 received one additional common share for every ten common shares held, of face value of $0.01 each. The bonus shares have been distributed on or about February 1, 2008. All common shares and per share amounts in the consolidated financial statements and related notes have been retroactively adjusted to reflect the one for ten bonus share issue for all periods presented. In addition, the Company has reclassified $42 and $42 from additional paid in capital to common share capital as of December 31, 2006 and 2007, respectively.

On February 4, 2008 the Company’s board of directors has authorized a program to buyback up to $50,000 of common shares. The Company intends, from time to time, as business conditions warrant, to purchase shares in the open market or through private transactions. The buyback program does not obligate the Company to buyback any specific number of shares and may be suspended or terminated at any time at its discretion. The timing and amount of any buyback of shares will be determined by the Company based on its evaluation of market conditions and other factors. As of April 17, 2008, the Company has not bought back any of its shares.

ITEM 9.	THE OFFER AND LISTING

Price history of stock

The following table sets forth the high and low per share closing prices for our common shares for the periods indicated, as adjusted for the one for ten bonus share issues announced on February 16, 2004, March 1, 2005, March 6, 2006, March 5, 2007 and on December 20, 2007.

Period	High	Low

Year 2003	$6.89	$2.52
Year 2004	$11.49	$4.00
Year 2005	$15.59	$4.52
Year 2006	$14.88	$7.02
Year 2007	$35.35	$12.64
First Quarter 2006	8.73	7.03
Second Quarter 2006	10.33	7.02
Third Quarter 2006	10.82	7.02
Fourth Quarter 2006	14.88	8.00
First Quarter 2007	17.27	12.66
Second Quarter 2007	20.91	12.64
Third Quarter 2007	22.58	13.85
Fourth Quarter 2007	35.35	19.22
First Quarter 2008	29.35	10.50
December 2007	30.85	24.22
January 2008	29.35	12.50
February 2008	15.13	12.20
March 2008	16.50	10.50
April 2008 May 2008	15.70 16.89	11.84 12.88

Markets

Our shares are listed and traded under the symbol “GSOL” on Nasdaq.

ITEM 10.	ADDITIONAL INFORMATION

Memorandum and Articles of Association

Description of shareholder rights attaching to our common shares

The following discussion of our common shares, and the laws governing the rights of our shareholders, is based upon the advice of Appleby, our Bermuda counsel.

The Company is registered with the Bermuda Registrar Companies with registration number EC 27310. It has the usual objects and powers of a Bermuda exempt company, found in its Memorandum of Association, empowering it to, among other things, deal in goods of all kinds, and to acquire, hold and dispose of all forms of real property outside Bermuda, and personal property worldwide, including intellectual property. Our authorized share capital consists of 75,000,000 common shares, par value $0.01 per share. A bonus share distribution of one share for every ten shares was issued to all of our shareholders of record on January 1, 2008 and distributed on or about February 1, 2008.  As of April 30, 2008, we had 46,702,092 common shares issued and outstanding.

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

We have not paid any cash dividends on our common shares since October 1999. Previously, we paid cash dividends as a private company as a means to distribute earnings to shareholders. Beginning in October 1999, we have focused on the implementation of our growth plans, and we have retained earnings in furtherance of such plans. The Company’s board of directors reviews its options for the use of cash on a regular basis, including whether or not to pay any cash dividends.

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

However, to the extent that any premium is payable on the purchase, the premium must be provided out of the funds of the company that would otherwise be available for dividend or distribution or out of a company’s share premium account. Any common shares purchased by a company are treated as cancelled and the amount of the company’s issued capital is diminished by the nominal value of the shares accordingly but shall not be taken as reducing the amount of the company’s authorized share capital. However, pursuant to recent changes to the Companies Act 1981 of Bermuda, effective December 29, 2006, a company may purchase its own shares, to be held as treasury shares, if authorized to do so by its memorandum of association or bye-laws. A proposed resolution for the amendment of our bye-laws, to authorize us to purchase our own shares, to be held as treasury shares, was put forth to our shareholders for approval at our Annual General Meeting, held on June 18, 2007 (Hong Kong time). The resolution was approved by our shareholders, so we are now able to acquire our own shares and hold them as treasury shares, subject always of course to the provisions of the Companies Act 1981 of Bermuda, to the securities laws of the United States and to the rules of Nasdaq National Market. On February 4, 2008, we announced via a press release that our board of directors has authorized a program to repurchase up to $50 million of our common shares in the open market or through private transactions, from time to time, as business conditions warrant, but on the basis that we are not obligated to repurchase any specific number of shares and that the program may be suspended or terminated at any time at our management’s discretion. The timing and amount of the repurchase of shares (if any) will be determined by our management, based on its evaluation of market conditions and other factors. As of June 25, 2008, no repurchases of our common shares have been made.

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

Change of Control

The Company's bye-laws have two provisions that could delay a change of control. The first is the classified board, which means that only a portion of the directors come up for election every year, thus delaying a change in the composition of the Board. The second is the "Business Combinations" bye-law, which requires the approval of sixty-six and two-thirds percent (66 ⅔%) of shareholders voting at a general meeting, over and above any other approvals required by the bye-laws to permit certain mergers, amalgamations or similar transaction to go forward.

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

A “blanket” authorization has been obtained from the Bermuda Monetary Authority for all transfers of our common shares between persons who are not resident in Bermuda for exchange control purposes, provided our common shares remain listed on an “appointed stock exchange” (which includes listing on Nasdaq).

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

The board has the power at any time and from time to time to appoint any individual to be a director so as to fill a casual vacancy. As set forth in our bye-laws, a casual director so appointed shall hold office only until the next following annual general meeting, and if not reappointed at such annual general meeting, shall vacate office. The board may approve the appointment of alternate directors.

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

Transactions with Interested Shareholders

Our bye-laws prohibit us from engaging in a business combination with any interested shareholder unless the business combination is approved by two-thirds of the holders of our voting shares (other than shares held by that interested shareholder), or by a simple majority if the business combination is approved by a majority of continuing directors or if certain prescribed conditions are met assuring that we will receive fair market value in exchange for such business combination. In this context, a “business combination” includes mergers, asset sales and other material transactions resulting in a benefit to the interested shareholder or the adoption of a plan for our liquidation or dissolution; a “continuing director” is a member of our board of directors that is not an affiliate or associate of an interested shareholder and was a member of our board prior to such person becoming an interested shareholder; and an “interested shareholder” is any person (other than us or any of our subsidiaries, any employee benefit or other similar plan or any of our shareholders that received our shares in connection with our share exchange in 2000 prior to the listing of our shares on Nasdaq) that owns or has announced its intention to own, or with respect to any of our affiliates or associates, within the prior two years did own, at least 15% of our voting shares.

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

Our bye-laws also contain provisions for the advancement of funds to our directors, officers and other indemnified persons for expenses incurred in defending legal proceedings against them arising from the course of their duties. At our Annual General Meeting on June 11, 2008, our shareholders approved amendments to our bye-laws to extend the coverage of these provisions to our auditors and to provide more specifically that if any fraud or dishonesty on the part of the director, officer, auditor or other indemnified person concerned is proved, any such funds advanced to him or her must be repaid. These amendments conformed our bye-laws with changes to the Companies Act.

Material Contracts

We believe that there are only the following material contracts outstanding.

During the first quarter of 2004, a subsidiary of the Company entered into a number of venue license agreements for our exhibition events amounting to approximately $29.7 million, including fee increases for year 2007 and 2008, in payments over five years. The agreements are cancelable under Force Majeure conditions, or with the consent of the other party, but may be subject to a payment penalty. As of December 31, 2007, the amount paid under these agreements was approximately $23.5 million.

In August 2005, one of the Company’s subsidiaries, eMedia Asia Limited (“eMedia”), entered into an agreement with Penton Media Inc. (“Penton”) to produce, publish and distribute, in certain Asian territories, local language editions of Penton’s “Electronic Design” publication, relating to the electronic design industry. The first such edition launched pursuant to the agreement was a simplified Chinese edition in mainland China entitled Electronic Design – China, the online website of which was launched in January 2006, and the first print monthly issue of which was launched in March 2006. Under the agreement, eMedia pays Penton 40% of the net after-tax profits of the business. eMedia entered into another separate agreement with Penton, under which eMedia is allowed to use and reproduce editorial content from Penton’s electronics publications, including Electronic Design, EE Product News and Microwaves & RF, in consideration for which an annual content license fee is payable by eMedia to Penton.

HC International, Inc. (“HC International”) is a company listed on the Growth Enterprise Market of The Stock Exchange of Hong Kong Limited. In 2006, the Company’s wholly-owned subsidiary, Trade Media Holdings Limited (“TMHL”), purchased 47,858,000 shares of HC International, at a consideration of approximately $9.9 million, pursuant to an agreement (“Sale and Purchase Agreement”) with IDG Technology Venture Investment, Inc. (“IDGVC”). This purchase was subject to an adjustment (“Price Adjustment”) if and when HC International achieved a certain benchmark with reference to the HC International group’s performance (“Performance Benchmark”) or upon completion of the sale and purchase of the Option HC Shares (as defined below).

The Company announced, via a press release dated March 19, 2007, that the Performance Benchmark referred to above had not been met, and that accordingly TMHL would not be required to make the Price Adjustment referred to above under the condition relating to the Performance Benchmark.

TMHL also entered into a call options deed with IDGVC, Guo Fansheng (“Guo”) and others (which include certain members of the senior management of HC International) (“Option Grantors”), under which the Option Grantors granted to TMHL (i) a right, exercisable within the 12 months from June 21, 2006 (the date of the completion of the Sale and Purchase Agreement) (“Option Period”), to purchase all of the 167,722,814 HC Shares owned by the respective Option Grantors and any HC International shares that may be issued by HC International to certain directors of HC International if the options granted in accordance with the share option schemes of HC International (amounting to an aggregate of 4,185,320  HC International shares) are exercised ( “Option HC Shares”), at an exercise price of approximately $0.2896 per Option HC Share; and (ii) an undertaking to accept any offer for the Option HC Shares at a price not less than approximately $0.2896 per Option HC Share, during the Option Period.

In addition, TMHL also entered into a call option deed with Huicong Construction Co., Ltd. (“Huicong Construction”), in which Guo has an 80% equity interest, under which Huicong Construction  granted to TMHL a right, exercisable during the Option Period, to purchase (or to nominate a subsidiary of TMHL to purchase) Huicong Construction’s entire 18% equity interest in Beijing Huicong International Information Co., Ltd. (“Beijing Huicong”), an 82% indirect subsidiary of HC International (“Beijing Huicong Option”), at an aggregate exercise price of approximately $31.9 million.

The Company announced, via a press release dated June 17, 2007, that TMHL would not be exercising the HC Options and the Beijing Huicong Option (collectively, the “Options”). Both Options subsequently lapsed and expired at the end of the Option Period, without being exercised by TMHL.

In the last quarter of 2007, the Company announced, via a press release dated December 10, 2007, that the Company and TMHL had entered into an agreement with IDG Technology Venture Investment III, L.P. (“IDGTVI III”) to sell all of the Company’s and TMHL’s equity interests in HC International (amounting to 62,652,000 HC International shares) to IDGTVI III, for approximately $0.1968 per HC International share. The sale was subsequently completed on December 18, 2007, as announced in the Company’s press release dated December 18, 2007.

On August 1, 2006, HC International had appointed the Company’s Chief Operating Officer, John Craig Pepples (“Pepples”), as a non-executive director on the board of directors of HC International. However, upon completion of the aforementioned sale of all of the Company’s and TMHL’s equity interests in HC International, Pepples resigned from the board of directors of HC International, as announced in the Company’s press release dated December 18, 2007.

As the fair value of the Company’s investment in HC International as of June 30, 2007 was less than the cost, the Company’s management evaluated the investment in HC International as of June 30, 2007 for impairment and concluded that the impairment was other-than-temporary impairment. As per the Company’s accounting policy, declines in value judged to be other-than-temporary on available-for-sale securities are included in the statement of income. Accordingly the unrealized loss of approximately $2.3 million on the HC International investment was recorded in the income statement for the second quarter ended June 30, 2007.

Pursuant to IDGVC’s indemnification obligations under the Sale and Purchase Agreement, TMHL received approximately $0.5 million from IDGVC during the second quarter ended June 30, 2007. This amount was recorded in the income statement for the second quarter ended June 30, 2007.

The approximate net loss of $1.8 million, being the net amount of the approximately $2.3 million impairment loss and the approximately $0.5 million of indemnification obligations received from IDGVC as mentioned above, is reflected under the item “Loss on investment, net” in the income statement for the year ended December 31, 2007.

In connection with afore-mentioned sale of all the 62,652,000 HC International shares held by us and TMHL to IDGTVI III, we recorded a gain of approximately $2.4 million, which is included under “Gain on sale of available-for-sale securities” in the income statement for both the fourth quarter and the year ended December 31, 2007.

During the first quarter of 2007, a subsidiary of the Company entered into a number of venue license agreements for our exhibition events amounting to approximately $44.396 million in payments over five and a half years. The agreements are cancellable under force majeure conditions, or upon notice and payment of cancellation charges to the other party. As of December 31, 2007, approximately $1.1 million was paid under the terms of these agreements.

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

•
As an “exempted company”, we are exempt from Bermuda laws which restrict the percentage of share capital that may be held by non-Bermudians. However, as an exempted company we are generally not permitted to participate in most business transactions and activities conducted from within Bermuda, except in furtherance of our business carried on outside Bermuda or under a license granted by the Minister of Finance of Bermuda.

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

The following table summarizes our foreign currency Accounts Receivable and provides the information in U.S. Dollar equivalent:

	As of December 31, 2007 (in U.S. Dollars Thousands)				As of December 31, 2006 (in U.S. Dollars Thousands)
	Expected maturity dates				Expected maturity dates
Currency	2007	Thereafter	Total	Fair value	2007	Thereafter	Total	Fair value

HKD	1,549	-	1,549	1,549	1,741	-	1,741	1,741
CNY	2,918	-	2,918	2,918	2,447	-	2,447	2,447
TWD	774	-	774	774	1,034	-	1,034	1,034
JPY	160	-	160	160	167	-	167	167
	5,401	-	5,401	5,401	5,389	-	5,389	5,389

We believe this risk is mitigated because historically a majority (ranging between 98% to 99%) of our revenue is denominated in U.S. Dollars or is received in the Hong Kong Dollar, which is currently pegged to the U.S. Dollar, the Chinese Renminbi which historically remained relatively stable but strengthened recently against the U.S. Dollar and the New Taiwan Dollar which is relatively stable against U.S. Dollar. Correspondingly, a majority (approximately 60% to 80%) of our expenses are denominated in Asian currencies. To the extent significant currency fluctuations occur in the New Taiwan Dollar, the Chinese Renminbi or other Asian currencies, or if the Hong Kong Dollar is no longer pegged to the U.S. Dollar, our revenue and expenses will fluctuate and our profits will be affected. However, we manage this risk by monitoring the currency rate trends and appropriately changing the currency in which we invoice and collect from our customers.

As of December 31, 2007, we have not engaged in foreign currency hedging activities.

In the year ended December 31, 2007 and the year ended December 31, 2006, we derived more than 90% of our revenue from customers in the Asia-Pacific region. We expect that a majority of our future revenue will continue to be generated from customers in this region. Future political or economic instability in the Asia-Pacific region could negatively impact our business.

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

Evaluation of Disclosure Controls and Procedures

As required by Rules 13a-15 and 15d-15 under the Exchange Act, management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures as of the end of the period covered by this report. Disclosure controls and procedures refer to controls and other procedures designed to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the rules and forms of the SEC. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in our reports that we file or submit under the Securities Exchange Act of 1934 is accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding our required disclosure.

Based on the foregoing, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2007, the end of the period covered by this report, our disclosure controls and procedures were effective.

Report of Management on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting as such term is defined in Rule 13a-15(f) under the Exchange Act.

Internal control over financial reporting refers to a process designed by, or under the supervision of, our Chief Executive Officer and Chief Financial Officer and effected by our Board of Directors, Management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP and includes those policies and procedures that:

-	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets;

-
provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. GAAP, and that our receipts and expenditures are being made only in accordance with authorizations of our management and members of our board of directors; and

-	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on our financial statements.

Internal control over financial reporting cannot provide absolute assurance of achieving financial reporting objectives because of its inherent limitations. Internal control over financial reporting is a process that involves human diligence and compliance and is subject to lapses in judgment and breakdowns resulting from human failures. Internal control over financial reporting also can be circumvented by collusion or improper override. Because of such limitations, there is a risk that material misstatements may not be prevented or detected on a timely basis by internal control over financial reporting. However, these inherent limitations are known features of the financial reporting process, and it is possible to design into the process safeguards to reduce, though not eliminate, this risk.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management evaluated the effectiveness of our internal control over financial reporting as of December 31, 2007 using the framework set forth in the report of the Treadway Commission’s Committee of Sponsoring Organizations (“COSO”), “Internal Control — Integrated Framework.”

Based on our evaluation under the framework in “Internal Control — Integrated Framework”, our Management concluded that our internal control over financial reporting was effective as of December 31, 2007.

Our independent registered public accountants, Ernst & Young, have issued an audit report on our internal control over financial reporting, which is included herein. Ernst & Young have also audited our consolidated financial statements for the year ended December 31, 2007, as stated in its report which is included on page 62 in this annual report.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS ON INTERNAL CONTROL OVER FINANCIAL REPORTING

To the Board of Directors and Shareholders of
Global Sources Ltd.

We have audited Global Sources Ltd. and its subsidiaries’ internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO criteria”). Global Sources Ltd.’s (the “Company’s”) management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Report of Management on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Global Sources Ltd. and its subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Global Sources Ltd. and its subsidiaries as of December 31, 2007 and 2006, and the related consolidated statements of income, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2007, and our report dated April 17, 2008, expressed an unqualified opinion thereon.

/s/  ERNST & YOUNG

Singapore
April 17, 2008

Changes to Internal Controls

Management has evaluated, with the participation of our Chief Executive Officer and Chief Financial Officer, whether any changes in our internal control over financial reporting that occurred during our last fiscal year have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. Based on the evaluation we conducted, management has concluded that no such changes have occurred.

ITEM 15T.	CONTROLS AND PROCEDURES

- (Not applicable)

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our audit committee financial expert is Roderick Chalmers, an independent director. Our other two audit committee members are David F. Jones and James Watkins, who are also independent directors.

ITEM 16B.	CODE OF ETHICS

We have adopted a Code of Ethics that applies to our chief executive officer, chief financial officer, chief accounting officer or controller and other persons performing similar functions. Our Code of Ethics is available on our website at www.corporate.globalsources.com.

During 2007, the Company did not grant any waiver, including any implicit waiver, from any provision of the Code of Ethics to the chief executive officer, chief financial officer, chief accounting officer or controller or other person performing similar functions.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate audit fees, audit-related fees, tax fees of our principal accountants and all other fees billed for products and services provided by our principal accountants for each of the fiscal years 2006 and 2007:

	Year ended December 31,
	2007	2006
Audit fees	$1,211,218	$427,445
Audit-related fees	—	—
Total	$1, 211,218	$427,445
Tax fees	2,000	1,800
All other fees	192,291	283,379
Total fees	$1,405,509	$712,624

Audit fees include fees associated with the review of the Company’s annual financial statements and services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years.

Tax fees for year 2006 for tax compliance, tax advice and tax planning consisted of preparation of tax returns and review of tax provision for a subsidiary. For year 2007, such fees consisted of review of tax returns and review of tax provision for a subsidiary.

All other fees for year 2006 consisted mainly of cyber process certification for the Company’s management’s assertions on the computation of the number of Community membership, provision of information technology security assessment services, due diligence for an investment and review of tax status. For year 2007, such fees consisted mainly of cyber process certification for the Company’s management’s assertions on the computation of the number of community membership, provision of information technology security assessment services and review of tax status.

Audit Committee’s Pre-approval Policies and Procedures

Our Audit Committee nominates and engages our independent auditors to audit our financial statements. Our Audit Committee also requires management to obtain the Audit Committee’s approval on a case-by-case basis before engaging our independent auditors to provide any audit or permitted non-audit services to us or our subsidiaries.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

- (Not applicable)

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

- (Not applicable)

PART III

All financial information contained in this document is expressed in United States Dollars, unless otherwise stated.

ITEM 17.	FINANCIAL STATEMENTS

– (Not applicable)

ITEM 18.	FINANCIAL STATEMENTS

As provided in Item 8, the Company has presented financial statements in accordance with U.S. accounting standards in lieu of Item 18.

ITEM 19.	EXHIBITS

EXHIBIT INDEX

Exhibit No.	Description

1.1	Memorandum of Association of the Company. *
1.2	Bye-laws of the Company. *
1.3	Amendments to the Bye-Laws of Global Sources Ltd., as approved at the May 6, 2002 Annual General Meeting of Shareholders. ++
2.1	Specimen Certificate. *
4.2	Form of executive officer employment agreement. *
4.3	Employment Agreement dated November 1, 1999, by and between Trade Media Holdings Limited and Merle Hinrichs. *
4.4	Amendment to Employment Agreement dated January 19, 2000, between Trade Media Holdings Limited and Merle Hinrichs. *
4.5	Employment Agreement dated as of January 29, 2000, by and between LER Corporation and Merle Hinrichs. *
4.6	Form of Restricted Stock Award and Agreement, dated as of January 29, 2000, by and between LER Corporation and Merle Hinrichs. *
4.7	Amendment No.1 to Restricted Stock Award and Agreement dated as of February 29, 2000, by and between LER Corporation and Merle Hinrichs. *
4.8	Form of The Global Sources Employee Equity Compensation Plan No. I. *
4.9	Form of The Global Sources Employee Equity Compensation Plan No. II. *
4.10	Form of The Global Sources Employee Equity Compensation Plan No. III. *
4.18	Form of The Global Sources Employee Equity Compensation Plan No. IV. **
4.19	Form of The Global Sources Employee Equity Compensation Plan No. V. **
4.20	Form of The Global Sources Employee Equity Compensation Plan No. VI. ***
4.21	Form of The Global Sources Employee Equity Compensation Plan No. VII. *****
4.22	Global Sources’ Code of Ethics (approved and adopted by the Board of Directors on March 7, 2003). ###
4.23	Form of The Global Sources Employee Equity Compensation Plan No. V (Amended). *****

Exhibit No.	Description

4.24	Placement Agency Agreement dated March 17, 2005, between the Company and W.R. Hambrecht & Co. LLC. ####
4.25	Form of Purchase Agreement between the Company and certain purchasers of the common shares. ####
4.26	Shenzhen International Chamber of Commerce Tower Subscription Agreement dated July 5, 2004 (English translation). ++++
4.27	Real Estate Sales Contract of Shenzhen (Presale) dated August 31, 2004 (English translation). ++++
4.28	Supplemental Agreement to the Contract on Purchasing Shenzhen International Commercial Chamber Center Premises dated August 31, 2004 (English translation). ++++
4.29	Summary Table of Property Units and Payment Amounts. ++++
4.30	Supplementary Agreement Concerning Alteration of Payment Method dated December 3, 2004 (English translation). ++++
4.31	Sale and Purchase Agreement, dated May 24. 2006, by and between IDG Technology Venture Investment, Inc., Trade Media Holdings Limited and International Data Group, Inc. ~
4.32	Call Option Deed Relating to Shares in HC International, Inc., dated May 24, 2006, between Trade Media Holdings Limited and other parties thereto. ~
4.33	Call Option Deed Relating to Equity Interest in Beijing Huicong International Information Co., Ltd., dated May 24, 2006, between Trade Media Holdings Limited and HC Construction Co., Ltd. ~
4.34	The Global Sources Ltd. Directors Purchase Plan (as of 5 November 2005). +++++
4.35	The Global Sources Equity Compensation (2007) Master Plan. +++++
4.36	The Global Sources Share Grant Award Plan. ++++++
4.37	The Global Sources Retention Share Grant Plan. ++++++
4.38	Sale and Purchase Agreement, dated December 10, 2007, by and between Global Sources Ltd., Trade Media Holdings Limited and IDG Technology Venture Investment III, L.P.
8.1	Subsidiaries of Global Sources Ltd.
12.1	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification by the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes – Oxley Act of 2002.
13.2	Certification by the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes–Oxley Act of 2002.
14.1	Consent of Independent Accountants for incorporation of their report filed with Form 6-K into the Company’s previously filed Registration Statements File No. 333-59058 and 333-62132. ****
14.2	Changes in Registrant’s Certifying Accountant. +++
14.3	Letter to the SEC from the Company pursuant to SEC Release No. 33-8070, dated April 9, 2002. ****
14.4
Consent of Independent Accountants for incorporation of their report filed under Form 20-F into the Company’s previously filed Registration Statements File No. 333-104426, 333-59058, 333-138474 and 333-114411.

14.5	Press release dated February 16, 2004 to announce the bonus share issue by Global Sources Ltd. ##
14.6	Press release dated March 1, 2005 to announce the bonus share issue by Global Sources Ltd. #####
14.7	Press release dated March 6, 2006 to announce the bonus share issue by Global Sources Ltd. ######
14.8	Press release dated March 5, 2007 to announce the bonus share issue by Global Sources Ltd. #######
14.9	Press release dated December 20, 2007 to announce the bonus share issue by Global Sources Ltd. ########
14.10	Press release dated February 4, 2008 to announce share buyback program #########

___________________

*	Incorporated by reference to Form 20-F Annual Report of Global Sources Ltd. filed with the Securities and Exchange Commission on June 30, 2000.

**	Incorporated by reference to Form 20-F Annual Report of Global Sources Ltd. filed with the Securities and Exchange Commission on April 5, 2001.

***	Incorporated by reference to Form S-8 Registration Statement filed with the Securities and Exchange Commission on June 1, 2001.

****	Incorporated by reference to Form 6-K filed with the Securities and Exchange Commission on April 25, 2002.

~
Incorporated by reference to Form 20-F Annual Report of Global Sources Ltd. filed with the Securities and Exchange Commission on June 12, 2006 and confidential treatment requested (the confidential portions of such exhibits have been omitted and filed separately with the Securities and Exchange Commission)

*****	Incorporated by reference to Form S-8 Registration Statement filed with the Securities and Exchange Commission on April 10, 2003.

+	Incorporated by reference to Form 20-F Annual Report of Global Sources Ltd. filed with the Securities and Exchange Commission on April 30, 2002.

++	Incorporated by reference to Form 6-K filed with the Securities and Exchange Commission on May 6, 2002.

+++	Incorporated by reference to Form 6-K filed with the Securities and Exchange Commission on August 13, 2002.

++++	Incorporated by reference to Form 20-F Annual Report of Global Sources Ltd. filed with the Securities and Exchange Commission on May 13, 2005.

+++++	Incorporated by reference to Form S-8 Registration Statement filed with the Securities and Exchange Commission on November 7, 2006.

++++++	Incorporated by reference to form 20-F Annual report of Global Sources Ltd. filed with the Securities and Exchange Commission on June 28, 2007.

#	Incorporated by reference to Form 20-F Annual Report of Global Sources Ltd. filed with the Securities and Exchange Commission on May 5, 2003.

##	Incorporated by reference to Form 6-K filed with the Securities and Exchange Commission on February 18, 2004.

###	Incorporated by reference to Form 20-F Annual Report of Global Sources Ltd. filed with the Securities and Exchange Commission on May 4, 2004.

####	Incorporated by reference to Form 6-K filed with the Securities and Exchange Commission on March 21, 2005.

#####	Incorporated by reference to Form 6-K filed with the Securities and Exchange Commission on March 8, 2005.

######	Incorporated by reference to Form 6-K filed with the Securities and Exchange Commission on March 7, 2006

#######	Incorporated by reference to Form 6-K filed with the Securities and Exchange Commission on March 7, 2007

########	Incorporated by reference to Form 6-K filed with the Securities and Exchange Commission on December 21, 2007

#########	Incorporated by reference to Form 6-K filed with the Securities and Exchange Commission on February 5, 2008

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

GLOBAL SOURCES LTD.

By: /s/ EDDIE HENG
Eddie Heng, Director and Chief Financial Officer

Date:  June 25, 2008