Form 20-F
period 2008-12-31
GLOBAL SOURCES LTD /BERMUDA
filed 2009-06-26
CIK 1110650

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 20-F

(Mark One)
[ ]	Registration Statement Pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934
OR
[ X ]	Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 For the fiscal year ended December 31, 2008.

OR
[ ]	Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
OR
[ ]	Shell Company Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
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

44,543,330 common shares, $0.01 par value, outstanding as of April 30, 2009.

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

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Date File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes	x	No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	Accelerated filer	x	Non-accelerated filer

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP	x	International Financial Reporting Standards as issued by the International Accounting Standards Board	Other

If “Other” has been checked in response to the previous questions, indicate by check mark with financial statement item the registrant has elected to follow.

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

TABLE OF CONTENTS

GENERAL INFORMATION

Page

PART I

PART II

PART III

ITEM 17.	FINANCIAL STATEMENTS	113
ITEM 18.	FINANCIAL STATEMENTS	113
ITEM 19.	EXHIBITS	113

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

Selected Financial Data

The following historical financial information should be read in conjunction with the section entitled “Operating and Financial Review and Prospects” and our audited consolidated financial statements and related notes, which are included elsewhere in this document. The consolidated statements of income data for each of the three years ended December 31, 2006, 2007 and 2008 and selected consolidated balance sheet data as of December 31, 2007 and 2008 are derived from, and qualified by reference to, our audited consolidated financial statements included elsewhere in this document. The consolidated statements of income data for each of the years ended December 31, 2004 and 2005 and selected consolidated balance sheet data as of December 31, 2004, 2005 and 2006 are derived from our audited financial statements not included in this document.

	Year Ended December 31,
	2004	2005	2006	2007	2008
	(In U.S. Dollars Thousands, Except Per Share Data)
Income Statement Data:
Revenue:
Online and other media services	$92,325	$97,062	$113,097	$125,818	$142,129
Exhibitions	13,010	14,300	42,122	51,608	58,179
Miscellaneous	511	832	1,262	4,633	6,584
Total revenue	105,846	112,194	156,481	182,059	206,892
Operating expenses:
Sales (Note 1)	30,582	34,415	50,380	61,773	73,625
Event production	3,774	3,920	18,414	20,155	21,493
Community (Note 1)	17,983	20,726	24,885	27,086	30,488
General and administrative (Note 1)	31,395	34,666	38,945	44,167	47,525
Online services development (Note1)	4,564	4,235	4,499	5,703	5,992
Amortization of software costs and intangibles	1,480	1,335	1,250	193	193
Total operating expenses	89,778	99,297	138,373	159,077	179,316
Income from operations	$16,068	$12,897	$18,108	$22,982	$27,576
Interest and dividend income	219	1,624	5,571	6,595	2,884
Gain on sale of available-for-sale securities	1,120	977	309	2,937	—
Gain on sale of shares to non-controlling shareholder and interest income thereon	—	—	7,906	—	—
Loss on investment, net	—	—	(743)	(1,846)	(939)
Impairment of goodwill and intangible assets	—	—	—	(3,101)	—
Foreign exchange gains (losses), net	240	(80)	(714)	(1,213)	(657)
Income before income taxes	17,647	15,418	30,437	26,354	28,864
Income tax expense	(651)	(759)	(899)	(328)	(677)
Net income before non-controlling interest	$16,996	$14,659	$29,538	$26,026	$28,187
Non-controlling interest	(1,227)	(1,281)	(1,909)	(2,027)	(1,757)
Net income before cumulative effect of change in accounting principle	$15,769	$13,378	$27,629	$23,999	$26,430
Cumulative effect of change in accounting principle	—	—	251	—	—
Net income	$15,769	$13,378	$27,880	$23,999	$26,430
Basic net income per share before cumulative effect of change in accounting principle	$0.34	$0.27	$0.54	$0.47	$0.51
Cumulative effect of change in accounting principle	—	—	$0.01	—	—
Basic net income per share	$0.34	$0.27	$0.55	$0.47	$0.51
Diluted net income per share before cumulative effect of change in accounting principle	$0.34	$0.27	$0.54	$0.46	$0.51
Cumulative effect of change in accounting principle	—	—	—	—	—
Diluted net income per share	$0.34	$0.27	$0.54	$0.46	$0.51
Cash dividends declared per share	—	—	—	—	—
Shares used in basic net income per share calculations (Note2)	46,632	50,046	51,132	51,218	51,352
Shares used in diluted net income per share calculations(Note2)	46,673	50,089	51,173	51,681	52,230

	December 31,
	2004	2005	2006	2007	2008
	(In U.S. Dollars Thousands)
Balance Sheet Data:
Cash and cash equivalents	$41,195	$112,153	$135,093	$197,825	$70,225
Available-for-sales securities	10,172	6,150	20,702	—	60,786
Total assets	92,525	171,680	220,889	271,808	245,098
Net assets	50,433	105,432	136,564	169,633	146,143
Long-term debt, less current portion	2,214	1,091	2,307	5,217	3,362
Total shareholders’ equity	45,523	99,241	133,651	164,693	141,920
__________________

(Note 1)
Non-cash compensation expenses (credit) associated with the employee equity compensation plans and Directors Purchase Plan included under various categories of expenses are approximately as follows: sales expenses: $(2,054) (2007: $4,286, 2006: $1,790, 2005: $505, 2004: $626), community: $173 (2007: $269, 2006: $145, 2005: $103, 2004: $93), general and administrative: $742 (2007: $2,874, 2006: $1,950, 2005: $1,025, 2004:  $1,066), and online services development expenses: $237 (2007: $347, 2006: $181, 2005: $315, 2004: $332)

(Note 2)
On December 20, 2007, we announced a one for ten bonus share issue on our outstanding common shares.  For a further discussion on the bonus shares, please see Note 27 of our consolidated financial statements appearing elsewhere in this annual report. Fractional shares were rounded up resulting in an additional 767 common shares upon distribution of the bonus shares on February 1, 2008. On February 12, 2009, we once again announced a one for ten bonus shares issue on our outstanding common shares. All common shares and per-share amounts have been retroactively adjusted to reflect the one for ten bonus share issue for all periods presented.  For a further discussion on the bonus shares, please see Note 31 of our consolidated financial statements appearing elsewhere in this annual report. Fractional shares were rounded up resulting in an additional 1,653 common shares upon distribution of the bonus shares on March 31, 2009.

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

Current and future economic uncertainty, slowdowns, or recessions have reduced and may continue to reduce demand and spending for business-to-business marketing services. As a result we may incur losses and cannot provide any assurance that we will remain profitable and continue to achieve positive cash flow from operations.

The revenue and profitability of our business depends significantly on the overall demand for business-to-business media services. We believe that the demand for these services of ours is subject to potentially negative impacts by a number of factors, including the large recent decline in global trade and the fact that most economies in the world are currently undergoing a period of severe economic recession.

As a result of the current global market conditions, we may incur operating losses and net losses in the future, and we may not be able to achieve positive cash flow from operations. We have a significant fixed operating expense, which may be difficult to adjust in response to unanticipated fluctuations in revenues. In addition, global trade may not recover to the levels of recent years.

The mainland China market is key to our current and future success and political instability in this market could seriously harm our business and reduce our revenue.

Our customers in mainland China accounted for approximately 60% of our total revenues in 2007 and approximately 66% of our total revenues in 2008. Our dependence on revenue from the mainland China market is significant, and adverse political, legal or economic changes in mainland China may harm our business and cause our revenues to decline.

The Chinese government has instituted a policy of economic reform which has included encouraging foreign trade and investment, and greater economic decentralization. However, the Chinese government may discontinue or change these policies, or these policies may not be successful. Moreover, despite progress in developing its legal system, mainland China does not have a comprehensive and highly developed system of laws, particularly as it relates to foreign investment activities and foreign trade. Enforcement of existing and future laws, regulations and contracts is uncertain, and implementation and interpretation of these laws and regulations may be inconsistent. As the Chinese legal system develops, new laws and regulations, changes to existing laws and regulations, and the interpretation or enforcement of laws and regulations may adversely affect business operations in and revenue from mainland China. While Hong Kong has had a long history of promoting foreign investment, its incorporation into China means that the uncertainty related to mainland China and its policies may now also affect Hong Kong.

International trade, and especially imports from the Greater China region (which includes mainland China, Hong Kong and Taiwan), is subject to political, legal and economic instability, which may inhibit our ability to be successful.

The international markets in which we operate are subject to risks, including:

•	fluctuations in regional and/or global economic conditions;

•	fluctuations in the availability of trade finance;

•	governments could increase trade protection measures including tariffs, quotas, import duties or taxes, thereby significantly reducing demand for imported goods;

•	political instability;

•	the threat of terrorist attacks;

•	conflicting and/or changing legal and regulatory requirements;

•	restrictions placed on the operations of companies with a foreign status;

•	significant changes in tax laws and regulations (or the interpretation, practice or policies in respect thereof by tax authorities), tax rates and tax reporting requirements;

•	the loss of revenues, property and equipment from expropriation, nationalization, war, insurrection, terrorism and other political risks;

•	adverse governmental actions, such as restrictions on transfers of funds;

•	oil embargoes or significant increases in oil prices; and

•	fluctuations in currency exchange rates.

In 2008, we derived approximately 90% of our revenues from customers in the Greater China region. We expect that a majority of our future revenues will continue to be generated from customers in this region. At the time of the Asian economic crisis of 1997 and 1998, our revenues and operating results were adversely affected, and both our sales and revenues declined. The reduction in trade between Greater China and the world has caused and may continue to cause our business to be harmed and our revenues to decrease.

Our industry is intensely competitive, evolving and subject to rapid change, where if we are unable to compete effectively we will lose current customers and fail to attract new customers and our business may not be successful, thereby adversely affecting our financial condition.

Our industry is intensely competitive. Barriers to entry are minimal, and competitors are able to launch new websites and other media at a low cost. We constantly face threats from competition, including from non-traditional competitors and new forms of media. Some competitors have reduced prices and this competition may require us to reduce prices and result in reduced margins and/or lower market share, either of which may harm our business and financial condition. We compete for our share of customers’ marketing and advertising budgets with other online marketplaces, trade publications and trade shows. Competitors vary in size, geographic scope, industries served and breadth of the products and services offered. We may encounter competition from companies which offer more comprehensive content, services, functionality and/or lower prices. The marketing and pricing decisions of our competitors strongly influence our business and therefore affect our financial condition. Increased competition in the industry has caused significant downward pricing pressure. To the extent that potential and existing customers make decisions solely or primarily on price, we may be unable to retain existing customers or attract new customers, or we may be forced to reduce prices to keep existing customers or to attract new customers.

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

Our inability to sustain and/or increase our average revenue per customer could adversely affect our operating results and financial condition.

We sell our online, trade show and magazine products separately and in various combinations. During the last year, we have experienced a decline in revenue per unit of service and a decline in average revenue per customer. If we are unable to maintain and/or increase historic pricing levels for advertising on our websites and in our trade journals and for booths at our trade shows, our revenues could be adversely affected. Also, if we are unable to maintain average revenue per customer and/or make up for any decline in average revenue per customer by increasing our total number of customers, our business and financial condition could suffer.

If our current and potential customers are not willing to renew and adopt our services, we may not attract and retain a critical mass of customers and our business may not be successful and our financial condition could be adversely affected.

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

None of the suppliers that currently pay to use our services are under any long-term contractual obligation to continue using our services. Generally, their advertising contracts with us for our online and print media are for 6 to 12 months in duration, while most booth contracts are for China Sourcing Fairs that will be held within the next 12 months. A significant percentage of our customers do not renew their contracts and we experience high customer turnover from year to year. If we cannot replace non-renewing customers with new customers, our business and financial condition could be adversely affected.

Current and future outbreaks of H1N1, avian influenza, Severe Acute Respiratory Syndrome (“SARS”) or other widespread public health problems could adversely affect our business and financial condition.

In the event of future outbreaks of H1N1, avian influenza, SARS or other widespread public health problems, some ways in which our business and financial condition might be adversely affected could include the following:

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

Various factors outlined below could adversely affect our ability to operate our China Sourcing Fair trade show business successfully and we can give no assurances that this business will be successful or that our financial condition will not be adversely impacted.

In 2008, our China Sourcing Fairs contributed substantially to our success. The first China Sourcing Fair was held in Shanghai in 2003, the first of our series of China Sourcing Fairs in Hong Kong was launched in April 2006, the first of our series of China Sourcing Fairs in Dubai was launched in June 2007, a new series of China Sourcing Fairs in mainland China focusing on serving mainland China’s domestic market was launched in December 2007, and a new series of China Sourcing Fairs in Mumbai was launched in November 2008. Our China Sourcing Fairs are relatively new business initiatives and we are uncertain as to our ability to attract and retain the quality and quantity of exhibitors and buyers that would enable these trade shows to be successful.

In addition, there are substantial and long-established trade shows in Hong Kong and southern mainland China, which compete with our China Sourcing Fairs in Hong Kong, and which now have access to expanded venue space. Because of these expanded venues, there may be pressure on our pricing and we may not be able to attract the desired quantity and quality of exhibitors and buyers.

Also, because of the uncertainties associated with launching and operating new trade shows and the competition, we may not achieve our desired sales objectives. Furthermore, in an effort to operate our trade show business, additional personnel were hired and additional capital expended. We may be unable to effectively execute the operations, which would jeopardize our ability to be successful in the trade show business and adversely affect our financial condition.

Our China Sourcing Fairs business also requires us to make substantial non-refundable deposits and progress payments to secure venue dates far in advance of our conducting the trade show. In addition, the date and location can greatly impact the profitability. The market for desirable dates and locations is highly competitive. If we cannot secure desirable dates and locations for our trade shows, their profitability and future prospects would suffer, and our financial condition and results of operations would be materially and adversely affected.

In addition, while we expect that a significant portion of our future revenues will be derived from our trade show business (in particular, our China Sourcing Fair business), several other factors could negatively affect our financial performance in this business, including:

•	the spread of H1N1, avian influenza, SARS and other similar epidemics;

•	political instability and the threat of terrorist attacks;

•	conflicting and/or changing legal and regulatory requirements;

•	natural catastrophes, labor strikes and transportation shutdowns;

•	decrease in demand for booth space;

•	particularly in mainland China, we may not always be able to obtain the required trade show licenses, which may limit the number of trade shows we are able to hold;

•	competing trade shows;

•	our sales representative companies’ inability to effectively expand their staff and infrastructure;

•	inability to renew our venue contracts on favorable terms or at desired times; and

•	a possible slowdown in product demand from outlet markets.

In view of the various risks outlined above, we can give no assurances that our operation of the trade show business will be instrumental to our success or that our financial condition will not be adversely affected.

We may not provide guidance on our revenues and profitability.

The current global economic conditions have been and may continue to be unpredictable and as such it is difficult for us to predict our business, financial position and results of operations. We have since suspended giving guidance on our revenues and profitability. As a result we may not be able to attract and/or retain independent analyst coverage and this could adversely affect investors willing to invest in our shares and our share price may drop.

The loss of one or more of our executive officers or key employees, either to a competitor or otherwise, could harm our business and financial condition.

Our executive officers and key employees are critical to our business and financial condition. Our executive officers and key personnel may not remain with us and their loss may negatively impact our operations, and may jeopardize the success and viability of our business and financial condition. In particular, the services of our chief executive officer, chief financial officer, chief operating officer and chief information officer are important to our operations. If competitors hire our key personnel, it could allow them to compete more effectively by diverting customers from us and facilitating more rapid development of their competitive offerings.

We may not be able to attract, hire and retain qualified personnel cost-effectively, which could impact the quality of our content and services and the effectiveness and efficiency of our management, resulting in increased costs and jeopardizing the success and viability of our business and financial condition.

Our success depends on our ability to attract, hire and retain at commercially reasonable rates, qualified technical, sales support management, marketing, customer support, financial and accounting, legal and other managerial personnel. The competition for personnel in the industries in which we operate is intense. Our personnel may terminate their employment at any time for any reason. Loss of personnel may also result in increased costs for replacement hiring and training. If we fail to attract and hire new personnel or retain and motivate our current personnel, we may not be able to operate our businesses effectively or efficiently, serve our customers properly or maintain the quality of our content and services, in which case our financial condition could be adversely affected.

We rely on independent sales representative companies for the sales and marketing of our products and services and the loss of any significant sales representative company or employees of a sales representative company, or if the sales representative company cannot manage its employees as anticipated, it would harm our business and revenues.

We have agreements with various sales representative companies that employ sales representatives. Seven sales representative companies in mainland China are responsible for approximately 64% of our total revenues for the year ended December 31, 2008. Generally, either we or the sales representative companies may terminate the service agreement between them and us upon short notice. It is possible that we may not retain some of our sales representative companies, or they may not retain some of their sales personnel (due to competition from other companies in hiring and retaining sales personnel) or be able to replace them with equally qualified personnel. Furthermore, if a sales representative company terminates its agreement with us, some of our customers with a direct relationship with that sales representative company or its personnel may terminate their relationship with us. Although these sales representative companies and their employees are independent from us, there can be no assurance that our reputation and our business, and our financial condition will not be harmed by their acts or omissions. If sufficient numbers of employees are not recruited, properly trained, integrated, motivated, retained and managed by these sales representative companies, or if they perform poorly, or if our relationship with these sales representative companies fail or deteriorate, our business and financial condition may be harmed.

Our lengthy sales and implementation cycle could cause delays in concluding sales contracts with customers, thereby adversely affecting our business objectives and success, and therefore our financial condition.

The period between our initial contact with a potential customer and the purchase of our products and services is often long and unpredictable and may have delays associated with the lengthy budgeting and approval processes of our customers. This lengthy sales and implementation cycle may affect our ability to estimate our revenue in future quarters and could cause delays in the conclusion of sales contracts with customers, thereby adversely affecting our business objectives and success, and therefore our financial condition.

Our China Global Sources Online website, which we recently launched to facilitate trade in mainland China’s domestic market, is generating very little revenue and may not ever be profitable.

We launched our China Global Sources Online website in November of 2007 to facilitate trade in mainland China’s domestic market. Our China Global Sources Online website is distinct and separate from our export marketing website, English Global Sources Online. We have generated very little revenue since our launch and may not ever achieve profitability. We may not have sufficient access to capital to develop and market the China Global Sources Online website and we give no assurances that our operation of this business will contribute to our financial success. We cannot be sure that the China Global Sources Online website will be successful and its failure could have a materially adverse effect on our future success.

We depend upon Internet search engines and other online marketing channels to attract a significant portion of the users who visit our websites, and if we were listed less prominently in Internet search result listings, or if we are unable to rely on our other online marketing channels as a cost-effective means of driving visitors to our websites, our business operating results and financial condition could be harmed.

We derive a significant portion of our website traffic from users who search for content through Internet search engines, such as Google, Baidu and Yahoo! A critical factor in attracting users to our websites is whether we are prominently displayed in such Internet search results.

Search result listings are determined and displayed in accordance with a set of formulas or algorithms developed by the particular Internet search engine. The algorithms determine the order of the listing of results in response to the user's Internet search. From time to time, search engines revise these algorithms. In some instances, these modifications may cause our websites to be listed less prominently in unpaid search results, which will result in decreased traffic from search engine users to our websites. Our websites may also become listed less prominently in unpaid search results for other reasons, such as search engine technical difficulties, search engine technical changes and changes we make to our websites. In addition, search engines have deemed the practices of some companies to be inconsistent with search engine guidelines and have decided not to list their websites in search result listings at all. If we are listed less prominently or not at all in search result listings for any reason, the traffic to our websites will likely decline, which could harm our operating results. If we decide to attempt to replace this traffic, we may be required to increase our marketing expenditures, which also could harm our operating results and financial condition.

We also rely on other online marketing channels (such as “pay per click” marketing) as an important means of driving visitors to our websites. However, the cost of such online marketing channels can change very frequently (often daily), and it is unclear whether such online marketing channels will remain cost-effective for us. If we are unable to rely on such online marketing channels as a cost-effective means of driving visitors to our websites, our business operating results and financial condition could be harmed; or if we continue to rely on such marketing channels despite their increased costs, our marketing expenditures will increase, which also could harm our operating results and financial condition.

Exports from mainland China are key to our current and future success and uncompetitive cost conditions in this market, or a potential backlash against mainland Chinese-made products arising from consumer standard concerns, could reduce our revenue and seriously harm our business.

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

In recent years, there have been several highly publicized incidents involving products made in mainland China not meeting consumer standards in overseas markets. If this continues or worsens, there may be a strong backlash against products made in mainland China and our business and financial condition may consequently suffer.

If our sales representatives are unable to manage the challenging economic and competitive environment and/or if we are unable to implement appropriate controls and procedures to manage our business, our competitiveness and/or business success may be harmed, thereby adversely affecting our financial condition.

Our success will depend in part upon the ability of our sales representatives to manage the difficult economic and competitive environment. If sales representative team members perform poorly, or if their training and management is unsuccessful, or if our relationships with existing sales representative team members fail, our business and financial condition may be harmed. To manage our operations, we will need to continue to improve our operational, financial and management controls and our reporting systems and procedures. If we fail to manage these issues successfully, our competitiveness and/or business and financial success may be harmed.

We may not be successful in identifying, consummating and/or effectively integrating acquisitions, joint ventures and alliances to expand our business, in which event our financial condition could be adversely affected.

We are regularly evaluating potential strategic acquisitions, joint ventures and alliances and we believe that establishing such third-party relationships is a key component of our business strategy. However, we may not be successful in identifying acquisitions, joint ventures and alliances, or we may not be able to negotiate satisfactory terms or consummate the transactions successfully. In these circumstances, our growth potential, competitiveness and/or business success, and therefore our financial condition, may be harmed.

If we do identify and consummate an acquisition, joint venture or alliance, there is still a risk that we may not be able to integrate any new businesses, products or technologies into our existing business and operations. Alternatively, even if we are successful in integrating any new businesses, products or technologies into our existing business, we may not achieve expected results, or we may not realize other expected benefits. In such circumstances, our financial condition could be adversely affected.

The costs associated with potential acquisitions or strategic partnerships could dilute your investment or adversely affect our operating results and financial condition.

In order to finance acquisitions, investments or strategic partnerships, we may use equity securities, debt, cash, or a combination of the foregoing. Any issuance of equity securities or securities convertible into equity may result in substantial dilution to our existing stockholders, reduce the market price of our common stock, or both. Any debt financing is likely to have financial and other covenants based on our performance or results, and there could be an adverse impact on us if we do not achieve the covenanted performance or results. In addition, the related increases in expenses could adversely affect our results of operations and financial condition.

We may not innovate at a successful pace, which could harm our operating results and financial condition.

Our industry is rapidly adopting new technologies and standards to create and satisfy the demands of users and advertisers. It is critical that we continue to innovate by anticipating and adapting to these changes to ensure that our content-delivery platforms and services remain effective and interesting to our users, advertisers and partners. In addition, we may discover that we must make significant expenditures to achieve these goals. If we fail to accomplish these goals, we may lose users and the advertisers that seek to reach those users, which could harm our operating results and financial condition.

We may not have sufficient access to capital to enter into acquisitions, joint ventures and alliances, or to expand our business, or to take advantage of organic opportunities, in which event, our financial condition could be adversely affected.

We may not have sufficient access to capital to enter into strategic acquisitions, joint ventures and alliances, or to expand our business, or to take advantage of organic opportunities. In such circumstances, our growth potential, competitiveness and/or business success, and consequently our financial condition, may be harmed.

We may be subject to legal liability for publishing or distributing content over the Internet or in our trade publications or at our trade shows.

We may be subject to legal claims relating to the content on Global Sources Online or our other websites, or the downloading and distribution of such content, as well as legal claims arising out of the products or companies featured in our trade publications and at our tradeshows. Claims could involve matters such as libel and defamation, negligent misstatements, patent, trademark, copyright and design infringement, fraud, invasion of privacy or other legal theories based on the nature, creation or distribution of our content (for example, the use of hypertext links to other websites operated by third parties). Media companies have been sued in the past, sometimes successfully, based on the content published or made available by them. Like many companies in our industry, we have received notices of claims based on content made available on our website. In addition, some of the content provided on Global Sources Online is manually entered from data compiled by other parties, including governmental and commercial sources, and this data may have errors, or we may introduce errors when entering such data. If our content is improperly used or if we supply incorrect information, our users or third parties may take legal action against us. In addition, we may violate usage restrictions placed on text or data that is supplied to us by third parties. Regardless of the merit of such claims or legal actions, they could divert management time and attention away from our business, result in significant costs to investigate and defend, and damage our reputation (which could result in client cancellations or overall decreased demand for our products and services), thereby harming our business, financial condition and operating results. In addition, if we are not successful in defending against such claims or legal actions, we may be liable to pay substantial damages. Our insurance may not cover claims or legal actions of this type, or may not provide sufficient coverage.

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

We may not have, in all cases, conducted formal or comprehensive investigations or evaluations to confirm that our content and trade marks do not or will not infringe upon the intellectual property rights of third parties. As a result, we cannot be certain that we do not or will not infringe upon the intellectual property rights of third parties. If we are found to have infringed a third party’s intellectual property rights, the value of our brands and our business reputation could be impaired, and our business and financial condition could suffer.

Evolving regulation of the Internet and commercial e-mail may affect us adversely.

As Internet commerce continues to evolve, increasing legislation and regulation by governments and agencies become more likely. We use e-mail as a significant means of communicating with our existing and potential customers and users. We also provide “@globalsources.com” e-mail addresses to our clients, for their use. The laws and regulations governing the use of e-mail for marketing purposes continue to evolve, and the growth and development of the market for commerce over the Internet may lead to the adoption of additional legislation and/or changes to existing laws. Existing, new or additional legal prohibitions on the transmission of unsolicited commercial e-mail (commonly known as “spam”), coupled with aggressive enforcement, could reduce our ability to promote our services in a cost-efficient manner and our ability to facilitate communications between suppliers and buyers and, as a result, adversely affect our business and financial condition.

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

In addition, taxation of products and services provided over the Internet or other charges imposed by government agencies or by private organizations for accessing the Internet may also be imposed. Any regulation imposing greater fees for Internet use or restricting information exchange over the Internet could result in a decline in the use of the Internet and the viability of Internet-based services, which could harm our business, operating results and financial condition.

The laws governing Internet transactions and market access over the Internet are evolving and remain largely unsettled. The adoption or modification of laws or regulations relating to the Internet may harm our business and financial condition by increasing our costs and administrative burdens. It may take years to determine whether and how existing laws apply to the Internet.

Changes in regulations could adversely affect our business results of operations and financial condition.

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

We collect information from our users who register for services or respond to surveys. Subject to each user's permission (or right to decline), we may use this information to inform our users of products and services that may be of interest to them. We may also share this information with our advertising clients for those who have granted us permission to share their information with third parties. Governments in various jurisdictions, including the United States, the European Union and Canada, have adopted or proposed limitations on the collection, distribution and use of personal information of Internet users. In addition, growing public concern about privacy, data security and the collection, distribution and use of personal information has led to self-regulation of these practices by the Internet advertising and direct marketing industry, and to increased governmental regulation. Because many of the proposed laws or regulations are in their early stages, we cannot yet determine the impact these regulations may have on our business and financial condition over time. Although, to date, our efforts to comply with applicable laws and regulations have not hurt our business and financial condition, additional or more burdensome laws or regulations, including consumer privacy and data security laws, could be enacted or applied to us or our customers. Such laws or regulations could impair our ability to collect user information that helps us to provide more targeted advertising to our users, thereby impairing our ability to maintain and grow our audience and maximize advertising revenue from our advertising clients.

We own substantial commercial real estate in mainland China with associated legal ownership risks, given the fact that the interpretation of mainland China laws and regulations involves uncertainty.

The mainland China legal system is based on written statutes, and prior court decisions can only be used as a reference. For some time now, the mainland China government has been promulgating laws and regulations in relation to economic matters such as foreign investment, corporate organization and governance, commerce, taxation and trade, with a view to developing a comprehensive system of commercial law, including laws relating to property ownership and development. However, due to the fact that these laws and regulations have not been fully developed, and because of the limited volume of published cases and the non-binding nature of prior court decisions, interpretation of mainland China laws and regulations involves a degree of uncertainty. Some of these laws may be changed without being immediately published or may be amended with retroactive effect.  In addition, any litigation in mainland China may be protracted and result in substantial costs and diversion of resources and management attention. All these uncertainties may cause difficulties in the enforcement of our land use rights, entitlements under its permits, and other statutory and contractual rights and interests relating to the substantial commercial real estate which we own in mainland China.

The value of our commercial properties in mainland China and Hong Kong may fall below the carrying value, requiring us to recognize an impairment charge.

We own commercial property in Shenzhen’s new commercial business district, which is equivalent in standard to “Grade A” private office premises in Hong Kong (“Grade A” private office premises in Hong Kong are defined by the Hong Kong Rating and Valuation Department, and generally understood by the Hong Kong property market, to mean premises situated in buildings designed for commercial purposes which are modern with high quality finishes; have a flexible layout; have large floor plates; have spacious, well decorated lobbies and circulation areas; have effective central air-conditioning; have good lift services zoned for passengers and goods deliveries; have professional management; and have parking facilities normally available). We also own commercial property in Hong Kong. The total purchase cost of these properties was approximately US$76 million, and their total market value was approximately US$99 million as at December 31, 2008. However, real estate markets are cyclical and valuation year-on-year is uncertain, given global- and country-specific demand and supply drivers. As a result, we may not be able to recover the carrying value of our properties, which may require us to recognize an impairment charge in future earnings.

Apart from the U.S. treasury bills which we hold, a significant portion of our cash and cash equivalents are held as cash deposits with various banks. In the event of an insolvency of such banks, we may not be able to recover our cash from them in full or in part or there may be prolonged delays in such recovery.

In some of the jurisdictions of the banks with whom we place our cash, for example, Hong Kong and Singapore, cash deposits with banks there are guaranteed by the respective governments in the event of an insolvency of such banks, as an economic stabilization and confidence boosting measure by such governments in response to the current global banking and financial crisis. However, these government guarantees typically have defined expiration dates after which they would no longer apply, and there is a risk that they could be revoked or terminated or their scope and terms could be revised. Moreover, in the event of an actual bank insolvency, there is also a risk that the government concerned may fail or be unable to fulfill its guarantee commitments in part or at all. Hence, we may not be able to rely on such government guarantees to recover our cash deposits with a guaranteed bank, in the event of its insolvency, whether in full or in part, and whether in a timely manner or at all.

Foreign exchange rate fluctuations may have a material impact on our operating results, revenues and profits.

Because we operate internationally, foreign exchange rate fluctuations may have a material impact on our results of operations. To the extent significant currency fluctuations occur in Asian currencies, our revenues and profits may be affected, relative to the U.S. Dollar.

During 2008, the RMB appreciated versus the U.S. Dollar and other currencies. If the RMB appreciates further, our current and potential supplier customers may become less competitive with suppliers from other regions, leading to less demand for our advertising services. Although we bill in RMB and have expenses in RMB in mainland China, if the RMB appreciates further, it could have an adverse effect on our financial condition.

Currently, we do not hedge our exposure to foreign currency fluctuations.

Our quarterly operating results may have seasonal fluctuations, and we may fail to meet analyst, investor and shareholder expectations.

We typically experience seasonal quarter-to-quarter fluctuations in our revenue. Buyer’s usage of our media and services is typically relatively slower during the summer and year-end vacation and holiday periods.  Additionally, our online and trade publication advertising revenue is seasonal and tends to be highest in the fourth quarter of each calendar year. Currently, most of our largest trade shows are expected to be held in April and October of each year. The net result of the above seasonality is that second and fourth quarter revenues are likely to be substantially higher than the first and third quarter revenues. In 2008, approximately 31% of our revenue was generated during the second quarter and approximately 31% during the fourth quarter. The first quarter accounted for approximately 20% of revenue in 2008 and the third quarter accounted for approximately 18% of revenue in 2008. In addition, certain expenses associated with future revenues are likely to be incurred in the preceding quarters, which may cause profitability to be lower in those preceding quarters. Also, because event revenue is recognized when a particular event is held, we may also experience fluctuations in quarterly revenue based on the movement of annual trade show dates from one quarter to another.

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

Our common shares have been traded in the public market for a limited time and this market may not be sustained.  As a result of the April 2000 share exchange, 1,189,949 of our common shares were listed on the Nasdaq National Market (“Nasdaq”). As of April 30, 2009 we had approximately 966 shareholders, and approximately 15,067,841 outstanding common shares that were tradable on the Nasdaq.

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

Future sales of common shares by us or our existing shareholders could adversely affect the prevailing market price of the common shares. As of April 30, 2009, we had 44,543,330 common shares outstanding, out of which at least 30,290,251 common shares outstanding are beneficially owned by people who may be deemed “affiliates”, as defined by Rule 405 of the Act. Of these 30,290,251 shares, 29,459,806 shares are “restricted securities” which can be resold in the public market only if registered with the Securities and Exchange Commission or pursuant to an exemption from registration.

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

Merle A. Hinrichs, our Chairman and Chief Executive Officer, is also our major shareholder and he may take actions that conflict with your interest.

As of April 30, 2009, Merle A. Hinrichs beneficially owned approximately 47.0% of our common shares, as well as being our Chairman and Chief Executive Officer. Accordingly, Mr. Hinrichs has substantial voting influence over the election of our directors, the appointment of new management and the opposition of actions requiring shareholder approval, such as adopting amendments to our articles of incorporation and approving mergers or sales of all or substantially all of our assets. Such concentration of ownership and substantial voting influence may have the effect of delaying or preventing a change of control, even if a change of control is in the best interest of all shareholders.  In addition, Mr. Hinrichs may still effectively control our company even if his share holdings are significantly reduced. There may be instances in which the interest of our major shareholder may conflict with the interest of a holder of our securities.

Current weakness of the telecommunications and Internet infrastructure in the Asia-Pacific region could harm our business and financial condition.

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

The failure of our computer systems, network and communications hardware and software could materially and adversely affect our business results of operation and financial condition.

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

Although we support the integrity of our security with IDS (Intrusion Detection Systems), anti-virus and other tools as a precaution against hackings, denial-of-service and other cyber intrusions, such security systems and programs are not completely foolproof or error-free, and new updates to deal with the latest viruses or security threats may not yet be available or may not yet have been implemented. Hence, security breaches could still occur, and we cannot give any assurances that we will always be able to prevent individuals from gaining unauthorized access to our servers. Any such unauthorized access to our database servers, including abuse by our employees, could result in the theft of confidential customer or user information contained in our database servers. If such confidential information is compromised, we could lose customers or become subject to liability or litigation and our reputation could be harmed, any of which could materially and adversely affect our business, results of operations and financial condition.

The failure of outside parties to meet committed service levels and information accuracy expectations may make our services less attractive to customers and harm our business and financial condition.

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

We license some components of our technology from third parties. These licenses may not be available to us on the same commercial terms in the future. The loss of these licenses could delay the release or enhancement of our services until equivalent technology could be licensed, developed or otherwise obtained. Any such delay could have a material adverse effect on our business and financial condition. These factors may deter customers from using our services, damage our business reputation, cause us to lose current customers, and harm our ability to attract new customers, thereby adversely affecting our financial condition.

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

Our services depend on software that is complex and that may contain unknown and undetected defects, errors or performance problems. We may not discover defects, errors or performance problems that affect our new or current services or enhancements until after they are deployed. These defects, errors or performance problems could force us to suspend sales and services or cause service interruptions which could damage our reputation or increase our service costs, cause us to lose revenues, delay market acceptance or divert our development resources, any of which could severely harm our business and financial condition.

Customer concerns regarding Internet security may deter use of our online products and services.

Widely publicized security breaches involving the Internet or online services generally, or our failure to prevent security breaches, may cause our current and potential customers not to use our products and services and adversely affect our revenues. We may be required to incur additional costs to protect against security breaches or to alleviate problems caused by these breaches. Our business and financial success depends on our customers’ confidence in the security of our products and services.

Our inability to maintain effective Internet domain names could create confusion and direct traffic away from our online services.

If we are not able to prevent third parties from acquiring Internet domain names that are similar to the various Internet domain names that we own, third parties could create confusion that diverts traffic to other websites away from our online services, thereby adversely affecting our business and financial condition. The acquisition and maintenance of Internet domain names generally are regulated by governmental agencies. The regulation of Internet domain names in the United States and in foreign countries is subject to change. As a result, we may not be able to acquire or maintain relevant Internet domain names. Furthermore, the relationship between regulations governing such addresses and laws protecting proprietary rights is unclear.

Because we are governed by Bermuda law rather than the laws of the United States and our assets are outside of the United States, our shareholders may have more difficulty protecting their rights because of differences in the laws of the jurisdictions.

We are incorporated under the laws of Bermuda. In addition, certain of our directors and officers reside outside the United States and a substantial portion of our assets is located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon such persons or to realize against them judgments of courts of the United States predicated upon civil liabilities under the United States federal securities laws. We have been advised by our legal counsel in Bermuda, Appleby, that there is some uncertainty as to the enforcement in Bermuda, in original actions or in actions for enforcement of judgments of United States courts, of liabilities predicated upon U.S. federal securities laws, although Bermuda courts will enforce foreign judgments for liquidated amounts in civil matters subject to certain conditions and exceptions.

We may not pay cash dividends in the foreseeable future.

We may not pay cash dividends in the foreseeable future. This may reduce the demand for our shares.

 We are a “foreign private issuer,” and have disclosure obligations that are different than those of other U.S. domestic reporting companies, so you should not expect to receive information about us in the same amount and/or at the same time as information received from, or provided by, other U.S. domestic reporting companies.

We are a foreign private issuer and, as a result, we are not subject to certain of the requirements imposed upon U.S. domestic issuers by the Securities and Exchange Commission (“SEC”). For example, we are not required to issue quarterly reports or proxy statements. We are allowed six months to file our annual report with the SEC instead of approximately three, and we are not required to disclose certain detailed information regarding executive compensation that is required from U.S. domestic issuers. Further, our directors and executive officers are not required to report equity holdings under Section 16 of the Securities Act. As a foreign private issuer, we are also exempt from the requirements of Regulation FD (Fair Disclosure) which, generally, are meant to ensure that select groups of investors are not privy to specific information about an issuer before other investors. We are, however, still subject to the anti-fraud and anti-manipulation rules of the SEC, such as Rule 10b-5.

Since many of the disclosure obligations required of us as a foreign private issuer are different than those required by other U.S. domestic reporting companies, our shareholders, potential shareholders and the investing public in general, should not expect to receive information about us in the same amount and/or at the same time as information received from, or provided by, other U.S. domestic reporting companies.

We are liable for violations of the rules and regulations of the SEC which do apply to us as a foreign private issuer. Violations of these rules could affect our business, results of operations and financial condition.

While we believe that we currently have adequate internal control procedures in place, we are still exposed to potential risks from legislation requiring companies to evaluate controls under Section 404 of the Sarbanes-Oxley Act of 2002.

Under the supervision and with the participation of our management, we have evaluated our internal controls systems in order to allow management to report on, and our registered independent public accounting firm to attest to, our internal controls, as required by Section 404 of the Sarbanes-Oxley Act. We have performed the system and process evaluation and testing required in an effort to comply with the management certification and auditor attestation requirements of Section 404. As a result, we have incurred additional expenses and a diversion of management’s time. If we are not able to continue to meet the requirements of Section 404 in a timely manner or with adequate compliance, we might be subject to sanctions or investigation by regulatory authorities such as the SEC or by NASDAQ. Any such action could adversely affect our financial results and the market price of our shares.

Should our directors or officers incur personal liabilities in connection with the performance of their duties, such liabilities could be substantial. Our insurance coverage for such directors’ or officers’ liabilities may be inadequate, and we may have to indemnify them (if and to the extent applicable and permissible) out of our own funds.

Our insurance coverage for the potential personal liabilities of our directors and officers is limited and may not be sufficient to cover the scope or extent of such liabilities. In such event, our directors and officers may have to rely in whole or in part on indemnities from out of our funds (see “Personal Liability of Directors and Indemnity” under Item 10 for a description of the personal liabilities of our directors and the indemnities by us which may be available to our directors and officers). If and to the extent such indemnities are applicable and permissible, they could be substantial.

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

The core business uses English-language media to facilitate trade from Greater China (which includes mainland China, Hong Kong and Taiwan) to the world. The other business segment utilizes Chinese-language media to enable companies to sell to, and within Greater China.

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

Our capital expenditures during the year ended December 31, 2008, 2007 and 2006 amounted to $51.5 million, $11.3 million and $4.9 million respectively. For 2008, such expenditure was incurred mainly for purchase of office premises in mainland China and Hong Kong, computers, software, leasehold improvements, office furniture and software development. For 2007, such expenditure was incurred mainly on computers, software, leasehold improvements, office furniture and software development. For 2006, such expenditure was incurred mainly on office premises, computers, software, leasehold improvements, office furniture and software development. Our capital expenditures were financed using cash generated from our operations. The net book value of capital assets disposed during the year ended December 31, 2008, 2007 and 2006 amounted to $0.06 million, $0.3 million and $0.002 million respectively.

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

Business Overview

We are a leading business-to-business (“B2B”) media company that provides information and integrated marketing services, with a particular focus on the Greater China market. Our mission is to facilitate global trade between buyers and suppliers by providing export marketing services and sourcing information. Although our range of media has grown, for more than 38 years we have been in the same primary business of helping buyers worldwide find products and suppliers in Asia (with a particular focus on Greater China).

Buyers rely on our media to stay current with available purchasing opportunities. Suppliers use our media to find new buyers and markets for their products. We believe we offer the most extensive range of media and export marketing services in the industries we serve. Suppliers using our three primary channels – online marketplaces, print magazines and trade shows – are supported by our advertising creative services, education programs and online content management applications.

We have a significant presence across a number of industry sectors including electronics, fashion accessories, hardware and gifts. We are particularly strong in facilitating China’s two-way trade of electronics, one of China’s largest import and export sectors.

We serve an independently certified buyer community of over 803,000 active members (as of the end of March 2009) in more than 200 countries and territories. This community has more than tripled in size from 209,000 at the end of 2000. During the twelve months ended March 31, 2009, buyers sent more than 67 million sales leads, or requests for information (RFIs), to the more than 190,000 suppliers listed on Global Sources Online, up from 2.4 million for the year 2000.

We are diversified in terms of products and services offered, industries served and our customer base. We have powerful and valuable assets including: the Global Sources brand; leading products and market positions; a long history and extensive presence in Greater China; and substantial online leadership and expertise. We believe that all of these provide a strong platform for success and that we are well-positioned in the industry segments within which we operate.

The following table sets forth our revenue by category for the last three fiscal years:

	Year Ended December 31,
	2006	2007	2008
	(In U.S. Dollars Thousands)
Revenue:
Online and other media services	$113,097	$125,818	$142,129
Exhibitions - trade shows and seminars	42,122	51,608	58,179
Miscellaneous	1,262	4,633	6,584
	$156,481	$182,059	$206,892

The following table represents our revenue by geographical area for the last three fiscal years:

	Year Ended December 31,
	2006	2007	2008
	(In U.S. Dollars Thousands)
Revenue:
Asia	$146,315	$171,621	$196,123
United States	7,610	8,596	9,152
Europe	1,571	242	459
Others	985	1,600	1,158
Consolidated	$156,481	$182,059	$206,892

We currently generate the majority of our revenue from suppliers in Asia, with China being our largest market at 70% of total revenue during fourth quarter of 2008. Our revenue is derived from two primary sources:

Online and other media; and Exhibitions – trade shows and seminars. Online and other media services consists of following two primary revenue streams:

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

Exhibitions - Trade Shows and Seminars - Our China Sourcing Fairs offer international buyers direct access to manufacturers in China and other Asian countries. The first fair was held during the fourth quarter of 2003. Future fairs will be held mainly in the second quarter and fourth quarter of each financial year.

Industry Background

Global Trade and the Role of Greater China

Global trade has declined significantly since the fall of 2008, concurrent with the financial crises and the global recession. However, over the past few decades, as communications and logistics technologies have improved and as more free trade agreements have been signed, international trade has grown at a pace far exceeding the growth of overall global production. Asia, including Greater China in particular, has been a significant contributor to the growth of global trade.

Greater China is the world’s largest merchandise exporter. China, especially, has become a significant exporter and importer. Also, China has become the world’s largest manufacturing country.

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

Many suppliers want to reach their customers and prospects in multiple ways: online, in print and in person at trade shows. Suppliers use this full range of media to make sure they reach their entire target market, because of the benefits of different exposures to buyers, and because each of the media plays a different role in the sales cycle.

Our Offerings

Our primary business relates to connecting buyers worldwide with suppliers in Asia (with a particular focus on Greater China) and other emerging markets. However, we also offer a range of media that facilitate selling to Asia (with a particular focus on Greater China), and we have recently launched online and trade show media for the domestic B2B market in China.

We provide a broad set of B2B media products and services to stimulate and streamline the marketing and sourcing processes of global trade. In particular, we believe that we are the largest company offering such an integrated solution to suppliers and buyers engaged in international trade with Greater China.

Buyers request information and purchase goods from suppliers who market themselves through our online services, trade magazines and trade shows. We provide information to help buyers evaluate numerous sourcing options so they can place orders with suppliers that have the most suitable capabilities and/or who offer them the best terms. We help suppliers market their products and their capabilities to our community of buyers worldwide. By receiving inquiries from a wide selection of buyers, suppliers have more opportunities to achieve the best possible terms, and to learn about the demand and specific requirements in different markets.

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

Buyers can reach a large potential supply base on Global Sources Online by searching among, and/or making inquiries to, approximately 196,000 suppliers. Suppliers are categorized as verified or unverified according to the products they can supply. In listing suppliers for a specific product, we give prominence to those verified suppliers who pay to maintain a marketing website with us.

Trade Shows

Our largest shows are in Hong Kong. We currently have six China Sourcing Fairs scheduled for 2009 in Hong Kong, with each to be held in the spring and fall. A new seventh show will launch in fall 2009 in Hong Kong. The shows bring buyers from around the world to meet face-to-face with suppliers. Our China Sourcing Fairs include Electronics & Components, Fashion Accessories, Gifts & Premiums, Home Products, Baby & Children’s Products, Underwear & Swimwear and Security Products. We have also added various smaller versions of many of these shows in recent years in India, Dubai and Shanghai.

Trade Publications

We publish thirteen monthly publications that are circulated to buyers worldwide. Our trade publications come in print and digital formats and contain paid advertisements from suppliers, as well as our independent editorial features, which include market reports and product surveys. In addition to our paid subscription base, we offer samples of our trade magazines free-of-charge to qualified buyers.

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

China Sourcing Reports

We currently have more than 100 different China Sourcing Reports for sale and published more than 50 of these reports in 2008. Each China Sourcing Report provides extremely detailed, product-specific information on suppliers and supply market conditions throughout Greater China that is based on our factory visits, face-to-face interviews, and detailed questionnaires. Revenue is derived from sales to buyers.

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

Media for Engineers and Executives in Asia

In addition to our primary media, which connect export suppliers in Asia with buyers worldwide, we are a leading provider of information to electronics engineers and executives within Asia. For this segment of our business, we have 19 online and 5 print media, the International IC show and several other conferences and events.

Media for Buyers in China

In the fourth quarter of 2007 we launched an online marketplace and two trade shows for this market. China Global Sources Online was beta-launched at the end of November 2007 offering its services free of charge to qualified advertisers on our English language site. In April 2008, we began charging for this service. Two shows were launched in December 2007 in Shanghai: Baby & Children’s Products and Fashion Accessories. In January 2010, the shows are scheduled to move forward one month and will be held, in Shanghai, along with a new show called Gifts & Premiums.

Mission and Business Strategy

Mission

Global Sources’ mission is to connect global buyers and suppliers by providing the right information, at the right time, in the right format.

Our key business objective is to be the preferred provider of content, services, and integrated marketing solutions that enable our customers to achieve a competitive advantage.

Business Strategy

We have a large market opportunity primarily focused on China’s exports and domestic B2B market. Our business strategy to achieve our objectives is to serve our markets with online, print and trade show media that address our customers’ needs at all stages of the buying process.

The Global Sources business strategy is built around the following four key foundations.

1.	Market Penetration

Our existing markets offer significant opportunities. For example, for Global Sources Online, our export-focused online business, we anticipate continued good performance. We believe it offers the premier search experience in our industry and a leading supplier verification services.

2.	New Product Development

We continue developing our China Sourcing Fairs. In 2008, we launched new China Sourcing Fairs in Dubai, China and India. In 2009, we are scheduled to have 30 shows overall, compared to 27 in 2008. We are focused on specialization and have established unique market positions for categories including Security Products, Fashion Accessories, Baby & Children’s Products, and Underwear & Swimwear.

3.	Expansion into China’s Domestic B2B Market

We intend to continue developing existing products and launch new products and services for China’s domestic market. This is a significant medium-term business opportunity where we intend to leverage our brands, content, sales representatives, expertise and community. For example, in 2008 we began to monetize our new site China Global Sources Online at www.globalsources.com.cn.

4.	Acquisitions and/or Alliances

We intend to support our strategy by looking for acquisitions and/or alliances designed to drive growth and accelerate achievement of our goals. We plan to seek complementary businesses, technologies or products that will help us maintain or achieve market leading positions in particular niche markets.

Products & Services

Media for Buyers Worldwide

Online Services

Global Sources Online, our primary online service, is comprised of the following industry sector marketplaces:

Auto Parts & Accessories	Gifts & Premiums
Baby & Children’s Products	Hardware & DIY
Computer Products	Home Products
Electronic Components	Machinery
Electronics	Security Products
Fashion Accessories	Sports & Leisure
Garments & Textiles	Telecom Products

Trade Publications

We publish the following industry-specific trade magazines monthly:

Global Sources Auto Parts & Accessories	Global Sources Gifts & Premiums
Global Sources Baby & Children’s Products	Global Sources Hardware & DIY
Global Sources Computer Products	Global Sources Home Products
Global Sources Electronic Components	Global Sources Security Products
Global Sources Electronics	Global Sources Sports & Leisure
Global Sources Fashion Accessories	Global Sources Telecom Products
Global Sources Garments & Textiles

Trade Shows & Exhibitions

Hong Kong

Trade Show / Exhibition	Description

China Sourcing Fair: Electronics & Components	•
Primary product categories include: consumer electronics; digital entertainment; in-car electronics; computer & networking; telecom & wireless products; WiFi & VoIP products; GPS products; health & personal care electronics; iPod accessories; electronic components; interconnection technology; opto-electronics and power supplies.

	•	Spring and fall 2009 events in Hong Kong.
China Sourcing Fair: Gifts & Premiums	•
Primary product categories include: Christmas & seasonal products; electronic premiums, watches & clocks; general gifts; gift boxes; photo frames; promotional & travel mugs; promotional bags, caps & garments; promotional keychains, badges & pins; stationery & paper and trinkets & jewelry boxes.

	•	Launched in spring 2009.
	•	Spring and fall 2009 events in Hong Kong.
China Sourcing Fair: Home Products	•
Primary product categories include: kitchenware; glassware & tableware; ceramics & porcelain; household products; storage; laundry & cleaning products; bathroom products; health & personal care products; arts & crafts; home décor; oil paintings & wall decorations; home textiles; garden & outdoor; table lamps & decorative lighting; furniture & furnishings and sports & leisure.

	•	Launched in spring 2009.
	•	Spring and fall 2009 events in Hong Kong.
China Sourcing Fair: Fashion Accessories	•
Primary product categories include:  casual & fashion bags; evening bags; hats & caps; fashion belts; fashion jewelry; hair accessories; ties, scarves & shawls; socks; knitted accessories; casual & fashion footwear; umbrellas; gloves & mittens; sunglasses and travel bags & luggage.

	•	Spring and fall 2009 events in Hong Kong.
China Sourcing Fair: Underwear & Swimwear	•	Primary product categories include: underwear; swimwear, beachwear & accessories; sleepwear and fabrics; lace & trimmings.
	•	Spring and fall 2009 events in Hong Kong.
China Sourcing Fair: Baby & Children’s Products	•
Primary product categories include: baby & children’s garments; beddings; furniture; safety products; care & bath products; feeding products; travel products; footwear; fashion accessories; bags; toys, games & puzzles; masks & costumes and outdoor play equipment.

	•	Spring and fall 2009 events in Hong Kong.
China Sourcing Fair: Security Products	•	Primary product categories include: CCTV and digital surveillance; home security; access controls and alarms

Trade Show / Exhibition	Description

	•	Will launch in fall 2009 in Hong Kong
India Sourcing Fair: Home Products	•	Primary product categories include: metalware; glassware; kitchenware; home décor; coir products; steel & plastics; home textiles; arts & crafts; leather products and bamboo & cane handicrafts.
	•	Spring and fall 2009 in Hong Kong, and June 2009 in Dubai

Media for Asian Engineers and Executives
Online Services

Website	Description

EE Times – Asia Online Network	•
Provides industry news, new product information and technical features covering new technology and its application to engineers in China, Taiwan, South Korea, India and countries in the Association of Southeast Asian Nations; websites in traditional and simplified Chinese, English and Korean; 6 application specific websites for Chinese engineers; and 2 design channels for India-based engineers.

Electronic Design – China Online	•	Provides China’s design engineers with access to detailed solutions, methodologies and white papers.
Electronics Supply & Manufacturing – China Online	•	Provides managers in China's electronics industry daily news updates, new product rollouts, new manufacturing strategies, and the latest technology and supplier reviews.
Webinars	•	Various webinars are offered throughout the year to provide corporate, engineering, procurement and manufacturing management with access to new manufacturing strategies, technology and supplier news.

Website	Description

Chief Executive China Online	•	The default management portal for China executives in simplified Chinese, with channels focus on leadership, strategy and management.
Elegant Living Online	•	The number one leisure vertical for China executives, offering information on how to strike a balance between work and daily life.

Trade Shows

Trade Shows	Description

The 14th Annual International IC-China Conference & Exhibition (IIC-China)	•	China’s largest system design event showcasing new IC technologies and the latest application methodology.
	•	Spring 2009 events in China’s key technology hubs Shenzhen, Beijing, Shanghai and Xi'an attracted 36,046 visitors.
	•	Fall 2009 shows in September will bring new technologies to emerging technology hubs of Wuhan, Dongguan and Chengdu.

Magazines

Magazine	Description

EE Times - Asia	•
Editions published monthly in simplified and traditional Chinese and Korean; provides engineering managers and design engineers in China, Taiwan and South Korea with innovative design ideas and in-depth technology analysis.

Electronic Design - China	•	Published monthly in simplified Chinese; provides electronics design & development engineers and engineering managers in China with the latest in emerging technology and ”how-to” methodologies.
Electronics Supply & Manufacturing - China	•	Published monthly in simplified Chinese; provides corporate, engineering and procurement management in China with strategic business and technology information.
Global Sources Chief Executive China	•	A leading relevant management “how-to” guide for China senior executives; monthly bound-in “Elegant Living” lifestyle section as supplement. Published monthly in simplified Chinese.

Media for Buyers in China

Online Services

China Global Sources Online, (www.globalsources.com.cn) is designed to facilitate China domestic trade and assist overseas firms intent on selling into China. It includes the following vertical marketplaces:

Auto Parts & Accessories	Gifts & Premiums
Baby & Children’s Products	Hardware & DIY
Computer Products	Home Products
Electronic Components	Machinery
Electronics	Security Products
Fashion Accessories	Sports & Leisure
Garments & Textiles	Telecom Products

Trade Shows and Exhibitions

Mainland China

Trade Shows / Exhibitions	Description

China Sourcing Fair: Baby & Children’s Products	•	Highly targeted exhibitions, offering international & mainland China buyers the widest selection of quality products from international and Greater China suppliers.
	•	Scheduled for January 2010 in Shanghai.
China Sourcing Fair: Fashion Accessories	•	Highly targeted exhibitions, offering international & mainland China buyers the widest selection of quality products from international and Greater China suppliers.
	•	Scheduled for January 2010 in Shanghai..
China Sourcing Fair: Gifts & Premiums	•	Highly targeted exhibitions, offering international & mainland China buyers the widest selection of quality products from international and Greater China suppliers.
	•	Scheduled for January 2010 in Shanghai.

Dubai & Mumbai

Trade Shows / Exhibitions	Description

China Sourcing Fairs in Dubai for Electronics	•	Highly targeted exhibitions, offering importers and volume buyers in the Middle East, North Africa, India and Europe the widest selection of quality products from Greater China suppliers.
Fashion Accessories	•	Held annually in Dubai in June.
Gifts & Premiums	•	The 2009 shows will be one of the largest-ever with over 1,100 booths.
Home Products

China Sourcing Fairs in Mumbai for Electronics & Components	•	Highly targeted exhibitions serving importers and volume buyers in India and surrounding markets who seek high-quality products from competitive Greater China suppliers.
Hardware & Building Materials	•	Held annually in Mumbai, India in November.
Auto Parts & Accessories	•	The events are being managed by Pico Event Management under license from Global Sources.

Customers

We provide services to a broad range of international buyers and suppliers in various industry sectors.

Suppliers

During 2008, 16,514 suppliers paid us for marketing or advertising services and there were 16,913 suppliers who paid us for marketing or advertising services for the period from April 1, 2008 to March 31, 2009. Approximately 90% of these suppliers were located in Greater China. No individual supplier customer represented more than 1% of our revenue during 2008.

Buyers

For our primary group of media, which connect export suppliers in Asia with buyers worldwide, we serve an independently certified community of more than 800,000 active members in more than 200 countries and territories. This figure is based on procedures to ensure that only buyers who have received a magazine or attended a China Sourcing Fair tradeshow organized by us or who have made an inquiry through the Global Sources Online website within the 12 month period ended March 31, 2008 or registered and double opted-in to receive product alert e-mails as of March 31, 2008 are extracted from the databases. This community is up from approximately 209,000 at the end of 2000.

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

Sales and Marketing

Our team member sales organization consists of approximately 2,656 independent representatives in approximately 69 cities worldwide, with 44 of these locations in Greater China. We have a staff of 33 full-time employees that oversee and monitor the independent sales representative organizations that employ these representatives. These organizations operate pursuant to service agreements with us that generally are terminable by either party on short notice. These representatives focus on developing and maintaining relationships with suppliers that are current customers and they seek to increase the number of new suppliers using our services.  Substantially all of our contracts with suppliers are entered into directly between the supplier and us. Online services and print advertising revenue is seasonal and tends to be highest in the fourth quarter of each calendar year. Revenue for trade shows is highly seasonal as it is recognized in the month in which each show is held. Our sales representatives collectively make an average of 50,000 supplier visits per month. The largest representative sales offices are located in Beijing, Guangzhou, Shanghai, Shenzhen, Hong Kong and Taipei. Our seven sales representative organizations in China accounted for approximately 66% of our total revenue in 2008.

Our marketing strategy leverages our database of approximately 190,000 suppliers currently listed on Global Sources Online. Sophisticated analyses of buyer and supplier profile data enable us to target our sales and marketing programs to new geographic areas and to specific product categories within industry sectors.

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

Content Development

Our content development group, comprised of 505 team members as of December 31, 2008, is responsible for compiling, editing, integrating and processing the content that appears in our online services and print media. Within content development, the advertisement operations and editorial groups compile materials from suppliers and freelance writers, respectively, and transform these materials into the advertising and editorial content. Research teams analyze customer content usage to direct content development and they work with sales representatives and marketing staff to develop appropriate content for new industry sectors. Our site team is responsible for evaluating and integrating content into our online services, as well as maintaining the overall integrity of such services. In addition, members of the content development group manage the pre-press production work and print production processes associated with the creation of our printed and digital trade magazines. They also maintain the back-end supplier database, which is the foundation for our online supplier and product information.

Strategic Relationships

We own 60.1% of a joint venture with CMP Media (now known as TechInsights), through UBM Asia B.V., a subsidiary of United News & Media plc. We entered into the joint venture in September 2000, to provide new technology content, media and online services for the Asian electronics market, focusing on new opportunities in the Greater China market.

We formed a license-based partnership with a third party to operate a regional online marketing service in South Africa. This enables suppliers within South Africa to promote their products and services to buyers located primarily outside of South Africa.

In August 2005, one of the Company’s subsidiaries, eMedia Asia Limited (“eMedia”), formed a strategic alliance with Penton Media Inc. (“Penton”) to launch Electronic Design - China, a simplified Chinese edition of Penton’s electronics magazine, Electronic Design. This new Electronic Design – China publication aims to provide the latest technology and application methodologies to design engineers and engineering managers in China. The online website was launched in January 2006, and the first print monthly issue was launched in March 2006. A description of the agreements between eMedia and Penton is set out in Note 26 of our consolidated financial statements appearing elsewhere in this annual report.

Technology and Systems

We use a combination of commercial software and internally developed systems to operate our websites and services.

We have invested $11.7 million for years 2007 and 2008 combined in online services development.

As of December 31, 2008, we had 159 team members engaged in technology development, maintenance, software customization and data center operations.

As of December 31, 2008, our online marketplace services are run on the Oracle DBMS release 10g. The catalog application that supports Global Sources Online’s core functions uses a Java platform.

Our servers are hosted by AT&T iDC in Hong Kong. We have dual redundant 100Mbps link connection directly to AT&T’s IX backbone, while AT&T’s IX maintains in excess of 3.1G bps link to the United States and direct links to most countries in Asia. We use Overland Enterprise tape back-up systems as well as servers located at our Singapore facility for back-up. We have deployed EMC SAN Enterprise disk storage systems for mission critical data and load balancers and application accelerators for traffic workload balancing, redundancy and response time management respectively.

For the year ended December 31, 2008 our external network had 100% uptime availability.

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

We have registrations for either or both of our “Global Sources” and “China Sourcing Fairs” trademarks in Australia, the European Union, Hong Kong, India, Indonesia, Israel, Mexico, mainland China, Singapore, South Africa, South Korea, Switzerland, Taiwan, Turkey, the United Arab Emirates and the United States, and we have applications for either or both these trademarks pending registration in various countries or regions, including India, Indonesia, mainland China, the Philippines, Taiwan, Thailand, the United Arab Emirates and the United States.

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

Internet Regulation

There are an increasing number of laws and regulations pertaining to the Internet. In addition, various legislative and regulatory proposals are frequently under consideration by federal, state and local and foreign governments and agencies. Laws or regulations may be adopted with respect to the Internet relating to the liability for information retrieved from or transmitted over the Internet, regulation of online content (or the provision of internet content), the transmission of unsolicited commercial e-mails, user privacy, taxation and the quality of products and services. Moreover, it may take years to determine whether and how existing laws, such as those governing issues relating to intellectual property ownership and infringement, privacy, libel, copyright, trademark, trade secret, design rights, taxation, and the regulation of, or any unanticipated application or interpretation of existing laws, may decrease the use of the Internet, which could in turn decrease the demand for our services, increase our cost of doing business or otherwise have a material adverse effect on our business, financial condition, prospects and operating results.

Regulation of Communications Facilities

To some extent, the rapid growth of the Internet has been due to the relative lack of government intervention in the marketplace in respect of, or due to the relative inadequate development or uncertainty of laws and regulations governing, Internet access. For example, several telecommunications carriers are seeking to have telecommunications over the Internet regulated in the same manner as are certain other telecommunications services. Additionally, local telephone carriers have petitioned or may petition the relevant authorities to regulate ISPs in a manner similar to long distance telephone carriers and to impose access fees on such providers. Some ISPs are seeking to have broadband Internet access over cable systems regulated in much the same manner as telephone services, which could slow the deployment of broadband Internet access services. Because of these proceedings or others, new laws or regulations could be enacted, which could burden the companies that provide the infrastructure on which the Internet is based, thereby slowing the rapid expansion of the medium and its availability to new users.

Properties

During 2004, we entered into a contract for the purchase of approximately 9,000 square meters of office space in the Shenzhen International Chamber of Commerce Tower in Shenzhen, Guangdong province, China, at a purchase price of approximately $19.0 million. Full payment of the purchase price was made during 2004, the physical handover of the premises occurred on or around March 30, 2005 and we have received the title certificates. Our usage right in respect of this property is for a period of 50 years, expiring on 7 January 2052, after which the land could revert to the China government. In addition, we generally lease our office space under cancelable and non-cancelable arrangements with terms of two to five years, generally with an option to renew upon expiry of the lease term. We lease in aggregate approximately 104,327 square feet of executive and administrative offices in China, Hong Kong, the Philippines, Singapore, Dubai and Taiwan. Our aggregate base rental and building management fee payments for the year ended December 31, 2008 were approximately $1.45 million. During the first quarter of 2007, we entered into a letter of intent, followed by a purchase agreement, to purchase approximately 1,939.38 square meters of office space in a commercial building known as “Excellence Times Square” in Shenzhen, China, at a purchase price of approximately $7.0 million, out of which a down-payment of approximately $0.09 million was made in the first quarter of 2007, with the total remaining balance of approximately $6.91 million paid in April 2007. Delivery of the office space to us was completed in April 2007.

In May 2008, we entered into a letter of intent to purchase approximately 6,364.50 square meters (gross) of office space in a commercial building known as Shenzhen International Chamber of Commerce Tower in Shenzhen at a price of approximately $34.4 million, and paid a deposit of approximately $0.2 million. Subsequently, in July 2008, we entered into the final property purchase agreements, and paid an additional deposit of approximately $17 million. Our payment of the balance of the total purchase price, in an amount of approximately $17.2 million, and delivery of the property to us, was completed in the third quarter of 2008.

In June 2008, we entered into a formal sale and purchase agreement to purchase approximately 22,874 square feet (gross) of office space, together with 6 car parking spaces, in a commercial building known as Southmark in Hong Kong, for a total purchase price of approximately $11.9 million, and have paid a total deposit of approximately $1.8 million. Completion of the property purchase and payment of the balance of the purchase price, in an amount of approximately $10.1 million, occurred in the third quarter of 2008.

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

Overview

We are a leading B2B media company and a primary facilitator of two-way trade with Greater China. The core business is facilitating trade from Greater China to the world, using a wide range of English-language media. The other key business segment facilitates trade from the world to Greater China using Chinese-language media. We provide sourcing information to volume buyers and integrated marketing services to suppliers. Our mission is to facilitate global trade between buyers and suppliers by providing the right information, at the right time, in the right format. Although our range of media has grown, for more than 38 years we have been in the same basic business of helping buyers worldwide find products and suppliers in Asia.

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

Revenue

We derive revenue from two principal sources.

Online and other media services; and Exhibitions-trade shows and seminars.

Online and other media services consists of following two primary revenue streams:

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

Exhibitions – trade shows and seminars - Our China Sourcing Fairs offer international buyers direct access to manufacturers from China and elsewhere in Asia. The first China Sourcing Fair was held during the fourth quarter of 2003. Subsequently, we held several China Sourcing Fairs events in the second and fourth quarters of 2004 to 2008. In addition, in 2007 we launched new China Sourcing Fairs events in Dubai and Shanghai and in 2008 we launched new China Sourcing Fairs events in India. Future China Sourcing Fairs are scheduled to be held mainly in the second quarter and fourth quarter of each financial year. International IC China Conferences and Exhibitions were held in March 2008 in the current year and these same exhibitions were held in March 2007 last year. We derive revenue primarily from exhibit space rentals, but also from advertising and sponsorship fees in show guides and other locations in and around our event venues. We also receive fees from attendees to attend our technical conferences held during the events. We recognize exhibitor services revenue at the conclusion of the related events. As a result, second quarter and fourth quarter revenue is expected to be higher than the first and third quarter revenue.

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

Revenue from advertising in trade magazines and websites, net of discounts, is recognized ratably over the period in which the advertisement is displayed. Advertising contracts generally do not exceed one year. Revenue from sales of trade magazines and reports is recognized upon delivery of the magazine / report. Magazine subscriptions received in advance are deferred and recognized as revenue upon delivery of the magazine. Revenue from organizing exhibitions and business seminars is recognized at the conclusion of the event and the related direct event production costs are deferred and recognized as expenses upon conclusion of the event. When multiple deliverables are contracted under a single arrangement, we allocate the total consideration to each unit of accounting on a pro-rata method based on its relative percentage of the total fair value of all units of accounting included in the arrangement.

We receive royalties from licensing our trade and service marks. Royalties from license arrangements are earned ratably over the period in which the advertisement is displayed by the licensee.

We derive income from direct product sales. Under the direct product sales business model, the revenue is recorded when the right of return has expired after the delivery of the goods to the buyer and the corresponding cost of products purchased is recorded under sales costs. The amount of shipping costs invoiced to the buyers is reported under revenue.

We derive commission income on the re-sale of products on consignment basis. The commission income which is the sales proceeds, net of the cost of the purchased products payable to the consigner and the associated direct transaction costs is recognized upon conclusion of the sale to the buyer.

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

To account for the development costs related to the products to be sold, leased or otherwise marketed, we adopted Statement of Financial Accounting Standards (“SFAS”) No. 86, “Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed.” Development costs incurred subsequent to the establishment of the technological feasibility of the product are capitalized. The capitalization ends when the product is available for general release to customers.

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

Results of Operations

The following table sets forth our results of operations as a percentage of total revenue:

	Year Ended December 31,
	2006	2007	2008
Income statement data:
Revenue:
Online and other media services	72%	69%	69%
Exhibitions	27	28	28
Miscellaneous	1	3	3
Total revenue	100	100	100
Operating expenses:
Sales	32	34	36
Event production	11	11	10
Community	16	15	15
General and administrative	25	24	23
Online services development	3	3	3
Amortization of software costs	1	-	-
Total operating expenses	88%	87%	87%
Income from operations	12%	13%	13%
Net income	18%	13%	13%

The following table represents our revenue by geographical areas as a percentage of total revenue:

	Year Ended December 31,
	2006	2007	2008
Asia	93%	94%	95%
United States	5	5	4
Europe	1	0	0
Others	1	1	1
Total revenue	100%	100%	100%

Fiscal Year 2008 Compared to Fiscal Year 2007

Revenue

Total revenue grew to $206.9 million during the year ended December 31, 2008 from $182.1 million during the year ended December 31, 2007, a growth of 14% driven primarily by the growth in our Online and Other Media Services revenue. Our Online and Other Media Services revenue grew by $16.3 million or 13% to $142.1 million during the year ended December 31, 2008, as compared with $125.8 million during the year ended December 31, 2007 due to a 25% growth in our China market and the growth in our Taiwan and United States markets, partially off-set by a decline in our other markets during the year ended December 31, 2008. Included in our Asia market is our China market, which represented 65% of Online and Other Media Services revenue during the year ended December 31, 2008 compared to 59% during the year ended December 31, 2007. Our Exhibitions revenue grew from $51.6 million during the year ended December 31, 2007 to $58.2 million during the year ended December 31, 2008, a growth of 13%, due mainly to growth in revenue of our China Sourcing Fairs held in Hong Kong and Dubai during the second quarter of 2008 and in Hong Kong, India and China during the fourth quarter of 2008 and the growth in our International IC China Conferences and Exhibitions held in the first quarter of 2008. Our Exhibitions revenue from China grew by 19% during the year ended December 31, 2008 compared to year ended December 31, 2007. Included in our Asia market is our China market, which represented 69% of Exhibitions revenue during the year ended December 31, 2008 compared to 65% during the year ended December 31, 2007.

We have made substantial progress in developing our customer base in China, our largest market. Total revenue from China grew by 24% during the year ended December 31, 2008 compared to the year ended December 31, 2007. The decline in consumer demand in United States and Europe is resulting in a decline of exports from mainland China to these markets. Such a decline in export business in mainland China may adversely affect our revenue.

Operating Expenses

Sales

We utilize independent sales representatives employed by independent sales representative organizations in various countries and territories to promote our products and services. Under these arrangements, the sales representative organizations are entitled to commissions as well as marketing fees. For online and other media services, the commission expense is recognized when the associated revenue is recognized or when the associated accounts receivable are paid, whichever is earlier. For exhibitions, the commission expense is recognized when the associated revenue is recognized upon conclusion of the event. Sales costs consist of operating costs for our sales departments and the commissions, marketing fees and incentives provided to our independent sales representative organizations, as well as sales support fees for processing sales contracts. These representative organizations sell online services, advertisements in our trade magazines and exhibitor services and earn a commission as a percentage of revenue generated.

Sales costs increased from $61.8 million during the year ended December 31, 2007 to $73.6 million during the year ended December 31, 2008, an increase of 19% due mainly to increase in sales commission resulting from an increase in revenue and an increase in sales marketing fees for new initiatives off-set partially by a reduction in non-cash compensation expense relating to share awards to sales team members under our equity compensation plans (Please see paragraph on “Non-Cash Compensation Expense in this Item 5”).

Event Production

Event production costs consist of the costs incurred for hosting the exhibition or trade show and seminar events. The event production costs include venue rental charges, booth construction costs, travel costs incurred for the event hosting and other event organizing costs. The event production costs are deferred and recognized as an expense when the related event occurs.

Event production costs increased by 6% from $20.2 million during the year ended December 31, 2007 to $21.5 million during the year ended December 31, 2008, primarily due to an increase in the number of booths sold in our China Sourcing Fairs exhibition events in Dubai and Hong Kong and our China Sourcing Fairs exhibition events held for first time in India and an increase in the number of our International IC China Conferences and Exhibitions in 2008 compared to 2007.

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

Community costs increased from $27.1 million during the year ended December 31, 2007 to $30.5 million during the year ended December 31, 2008, an increase of 13%. This increase was due mainly to an increase in bulk circulation costs, paper costs, magazine subscription promotion costs, payroll costs, fees paid to third parties and promotion costs for our exhibition events.

General and Administrative

General and administrative costs consist mainly of corporate staff compensation, information technology support services, content management services, marketing costs, office rental, depreciation, communication and travel costs.

General and administrative costs increased from $44.2 million during the year ended December 31, 2007 to $47.5 million during the year ended December 31, 2008, an increase of 7%, due mainly to the increases in fees paid to third parties, content management services costs, information technology services costs, marketing costs and depreciation costs off-set partially by a reduction in non-cash compensation expense relating to share awards (Please see paragraph on “Non-Cash Compensation Expense in this Item 5”).

Online Services Development

Online services development costs consist mainly of payroll, office rental and depreciation costs relating to the updating and maintenance of Global Sources Online.

Online services development costs to fund the updating and maintenance of our online services increased by 5% from $5.7 million during the year ended December 31, 2007 to $6.0 million during the year ended December 31, 2008 due mainly to increases in computer equipment and software maintenance costs and internet communications costs and fees paid to third parties.

Non-Cash Compensation Expense

We have issued share awards under several equity compensation plans to both employees and consultants, who are non-employees. We also recognize non-cash compensation expenses relating to the shares purchased by our directors under Directors Purchase Plan.

The total non-cash compensation credit, resulting from the equity compensation plans and the Directors Purchase Plan recorded by us and included under the respective categories of expenses during the year ended December 31, 2008 was $0.9 million compared to an expense of $7.8 million recorded during the year ended December 31, 2007.  The reduction is due mainly to re-measurement of equity compensation expense relating to non-employee share awards based on our prevailing share price and the completion of vesting of some of the past share awards, off-set partially by the new share awards during the year ended December 31, 2008.

The corresponding amounts for the non-cash compensation credit/expenses are charged/credited to shareholders’ equity.

As of December 31, 2008 there was approximately $8.3 million of unrecognized non-cash compensation cost associated with the awards under the above equity compensation plans, which is expected to be recognized over the next six years.

Amortization of software costs

Amortization of software costs was $0.2 million during both the year ended December 31, 2008 and the year ended December 31, 2007.

Income from Operations

The total income from operations during the year ended December 31, 2008 was $27.6 million as compared to $23.0 million during the year ended December 31, 2007. The growth in total income from operations resulted mainly from growth in revenue, off-set partially by increases in sales costs, event production costs, community costs, general and administrative costs and online services development costs. Income from operations for online and other media services grew from $22.3 million during the year ended December 31, 2007 to $25.0 million during the year ended December 31, 2008, a growth of 12%. The growth resulted mainly from growth in online and other media services revenue, off-set partially by increases in sales costs, community costs, general and administrative costs and online services development costs. Income from operations for exhibition services grew to $1.8 million during the year ended December 31, 2008 from a loss of $0.2 million during the year ended December 31, 2007. The growth resulted mainly from growth in exhibitions revenue, off-set partially by increases in sales costs, event production costs, community costs, general and administrative costs.

Interest and dividend income

We recorded interest income of $2.9 million arising mainly from U.S. Treasury securities compared to interest income of $6.6 million during the year ended December 31, 2007. The decline in interest income was mainly due to lower yield on U.S. Treasury securities.

Impairment loss on investment and available-for-sale securities, net

During year ended December 31, 2008, we recorded an impairment charge of approximately $0.9 million on our investment in available-for-sale securities as management determined that the impairment was other than temporary. During the year ended December 31, 2007, we recorded an impairment charge of approximately $2.3 million on our investment in HC International, Inc and received a $0.5 million payment pursuant to the indemnification obligations of the vendor under the purchase agreement for the HC International investment. The net impairment loss of $1.8 million reflected on the consolidated statement of income represents the impairment loss, net of the $0.5 million received. There was no such impairment charge relating to investment in HC International for the year ended December 31, 2008 as we sold all our investment in HC International, Inc during the fourth quarter of 2007.

Income Taxes

We and certain other subsidiaries of the group operate in the Cayman Islands and other jurisdictions where there are no taxes imposed on companies. Certain of our subsidiaries operate in Hong Kong SAR, Singapore, China and certain other jurisdictions and are subject to income taxes in their respective jurisdictions.

We reported a tax provision of $0.7 million during the year ended December 31, 2008 and $0.3 million during the year ended December 31, 2007. The lower tax expense during 2007 was explained in paragraph ‘Income Taxes’ under Section ‘Fiscal Year 2007 compared to Fiscal Year 2006’ in this Item 5.

Net Income

Net income was $26.4 million during the year ended December 31, 2008, compared to a net income of $24.0 million during the year ended December 31, 2007. The growth in net income resulted mainly from growth in revenue and a reductions in foreign exchange loss, impairment loss on available-for sale securities, impairment charges on goodwill and intangible assets and in the share of profits attributable to a non-controlling shareholder, off-set partially by increases in sales costs, event production costs, community costs, general and administrative costs, online services development costs and decline in the interest income and decline in gain on sale of available for sale securities .

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

Non-Cash Compensation Expense

We have issued share awards under several equity compensation plans to both employees and team members. We also recognize non-cash compensation expenses relating to the shares purchased by our directors under the Directors Purchase Plan.

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

For equity instruments issued to non-employees, the Company uses the measurement guidance of EITF Issue No. 96-18, “Accounting for Equity Instruments that are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling Goods and Services.” All transactions in which services are received for the issuance of equity instruments are accounted for based on the fair value of the consideration received or the fair value of the equity instrument issued, whichever is more reliably measurable. The measurement date of the fair value of the equity instrument issued is the earlier of the date on which the counterparty’s performance is complete or the date on which it is probable that performance will occur.

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

For the shares purchased by the directors under Directors Purchase Plan, the Company has utilized an option-pricing model for determination of the grant date fair value and the recording of compensation cost associated with the shares purchased by the Directors under the plan.

The total non-cash compensation expense, resulting from the equity compensation plans and the Directors Purchase Plan recorded by us and included under the respective categories of expenses during the year ended December 31, 2007 was $7.8 million compared to $4.1 million recorded during the year ended December 31, 2006. The increase is due mainly to re-measurement of equity compensation expense based on our prevailing share price and new share awards during the year 2007, off-set partially by completed vesting of some of the past share awards.

The corresponding amounts for the non-cash compensation expenses are credited to shareholders’ equity.

As of December 31, 2007 there was approximately $11.7 million of unrecognized non-cash compensation cost associated with the awards under the above equity compensation plans, which is expected to be recognized over the next six years.

Amortization of Software Costs and intangibles

Amortization of software costs and intangibles was $0.2 million during the year ended December 31, 2007 compared to $1.3 million during year ended December 31, 2006.

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

Interest and Dividend Income and Gain on Sale of Available-for-sale Securities

We recorded interest income of $6.6 million arising mainly from U.S. Treasury securities and a gain of $2.9 million arising from the sale of available-for-sale securities including $2.4 million gain from sale of HC International shares during the year ended December 31, 2007 compared to a gain of $0.3 million and an interest and dividend income of $5.6 million during the year ended December 31, 2006.

Loss on Investment, Net

During 2007, we recorded an impairment charge of approximately $2.3 million on our investment in HC International, Inc and received $0.5 million pursuant to the indemnification obligations of the vendor under the purchase agreement for the HC International investment. The $1.8 million represents the impairment loss, net of the $0.5 million received. Please see “Liquidity and Capital Resources” section in this Item 5.

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

Cumulative Effect of Change in Accounting Principle

During 2006, we have recorded a credit to expenses of $0.3 million which resulted from the cumulative effect of change in accounting principle, upon adoption of SFAS No.123(R), which was effective on January 1, 2006. There was no such credit to expenses during the year 2007.

Net Income

Net income was $24.0 million during the year ended December 31, 2007, compared to $27.9 million during the year ended December 31, 2006. The decline in net income resulted from increases in sales costs, event production costs, community costs, general and administrative costs, online services development costs, net loss on investment, impairment of goodwill and intangible assets, foreign exchange losses and share of income attributable to a non-controlling interest holder during the year 2007 due to profitable performance of a subsidiary off-set partially by growth in revenue, decline in amortization of software costs, increase in interest and dividend income, increase in gain on sale of available for sale securities and a reduction in tax provision.

Liquidity and Capital Resources

We financed our activities for the year ended December 31, 2008 using cash generated from our operations.

Net cash generated from operating activities was $37.9 million during the year ended December 31, 2008, compared to $60.6 million cash generated from operating activities during the year ended December 31, 2007. The primary source of cash from operating activities was collections from our customers received through our independent sales representative organizations.

Advance payments received from customers were $76.7 million as of December 31, 2008, compared to $83.1 million as at December 31, 2007. A majority of our customers in China pay us in advance for our Online and other media services business. The majority of our Exhibitions business collections are advance payments. The decline in advance payments received from customers resulted from the current economic turmoil and weak global economy.

Receivables from sales representative organizations declined from $12.3 million as of December 31, 2007 to $5.6 million as of December 31, 2008, which improved our liquidity. The receivables from sales representative organizations may decline in the near future as the collections are transferred to our bank account. In the long term, if our China business and our exhibition business grows as the economic climate improves, the receivables from sales representative organizations may increase. All the authorized signatories to the collection depository bank accounts maintained by our sales representatives in China are our employees, a majority of whom are our senior management staff.

We continuously monitor collections from our customers and maintain an adequate allowance for doubtful accounts. While credit losses have historically been within our expectations and the allowances established, if bad debts significantly exceed our provisions, additional allowances may be required in the future.

Net cash used in investing activities was $113.1 million during the year ended December 31, 2008, resulting from the $51.5 million cash used for capital expenditures mainly for purchase of office premises in China and Hong Kong, computers, software, office furniture, leasehold improvements and software development, net purchase of available-for-sale securities for $61.7 million off-set partially by $0.1 million proceeds from matured bonds. Net cash provided by investing activities was $1.6 million during the year ended December 31, 2007, resulting from the net sale of available-for-sale securities for $15.8 million, $0.2 million proceeds from matured bonds off-set partially by $11.3 million cash used for capital expenditures mainly for purchase of office premises in China, computers, software, office furniture, leasehold improvements and software development and $3.1 million cash used for acquiring the business of Blue Bamboo.

Capital expenditures during the three months period ended March 31, 2009 amounted to $0.8 million and were incurred mainly for computers, software, office furniture and leasehold improvements. Our capital expenditures were financed using cash generated from our operations. The net book value of capital assets disposed during the year ended December 31, 2008 and the three months ended March 31, 2009 amounted to $0.06 million and $0.001 million, respectively.

We invest our excess cash in U.S. Treasury securities and available-for-sale securities to generate income from interest received as well as capital gains, while the funds are held to support our business.

Generally, we hold securities with specified maturity dates such as U.S. Treasury Bills until their maturity but the securities managed by high quality institutions that do not have fixed maturity dates are generally sold at the end of each quarter and proceeds reinvested in similar securities at the beginning of the following quarter. During the year ended December 31, 2008, we purchased $61.7 million of available-for-sale securities, which are mainly U.S. Treasury Bills with original maturity of more than three months using the proceeds from the matured U.S. Treasury Bills received during the fourth quarter of 2008. We do not engage in buying and selling of securities with the objective of generating profits on short-term differences in price.

Net cash used in financing activities was $51.6 million during the year ended December 31, 2008, resulting from $50.0 million used for repurchase of common shares by tender offer to all shareholders of the Company, $2.0 million repayment of capital to non-controlling shareholder upon capital reduction in a subsidiary, $0.5 million payment of dividend to non-controlling shareholder by a subsidiary, off-set partially by $0.9 million received from directors for the shares subscribed by them in the Directors Purchase Plan. Net cash provided by financing activities was $0.4 million during the year ended December 31, 2007, which represents the amount received from directors for the shares subscribed by them in the Directors Purchase Plan.

We hold a Documentary Credit facility with the Hongkong and Shanghai Banking Corporation Limited, for providing documentary credits to our suppliers. This facility has a maximum limit of approximately $0.6 million. As of December 31, 2008, the unutilized amount under this facility was approximately $0.5 million. Hongkong and Shanghai Banking Corporation Limited has also provided a guarantee on our behalf to our suppliers. As of December 31, 2008, such guarantee amounted to $0.003 million.

We recorded a valuation allowance for the deferred tax assets of $6.7 million as of December 31, 2008 as it was more likely than not that they would not be realized. These deferred tax assets resulted from the net operating losses in some of our subsidiaries.

During the first quarter of 2004, we entered into a number of license agreements for our exhibition events amounting to $29.7 million in payments over five years. The agreements are cancelable under Force Majeure conditions, and with the consent of the other party but may be subject to a payment penalty. As of December 31, 2008, we have fully paid the $29.7 million under these agreements. During the first quarter of 2007, we entered into a number of venue license agreements for our exhibition events amounting to $44.4 million in payments over five and a half years. The agreements are cancelable under Force Majeure conditions, or upon notice and payment of cancellation charges to the other party. The amounts paid will be expensed when the related events are held. As of December 31, 2008, we have paid approximately $5.3 million under these agreements.

In the past, we entered into several agreements for the event specific promotion of our exhibition events amounting to $4.0 million, in payments over five years. The outstanding balance as of December 31, 2008, under these agreements was nil. In 2008, we entered into promotion agreements for the event specific promotion of our exhibition events amounting to $3.5 million. As of December 31, 2008, we have paid $1.3 million under these agreements.

On December 20, 2007, we announced a one-for-ten bonus share issue on our outstanding common shares. Shareholders of record on January 1, 2008 received one additional common share for every ten common shares held, of face value of $0.01 each. The bonus share issue was distributed on or about February 1, 2008. We have accounted for the bonus share issue as stock split and reclassified $0.042 million from additional paid in capital to common share capital as of both December 31, 2008 and December 31, 2007, in connection with the bonus share issue.

On February 12, 2009, we announced a one-for-ten bonus share issue on our outstanding common shares. Shareholders of record on February 27, 2009 received one additional common share for every ten common shares held, of face value of $0.01 each. The bonus share issue was distributed on or about March 31, 2009. We have accounted for the bonus share issue as a stock split and retrospectively reclassified $0.047 million from additional paid in capital to common share capital as of December 31, 2008 and $0.046 million from additional paid in capital to common share capital as of December 31, 2007, in connection with the bonus share issue.

On February 4, 2008, our board of directors authorized a program to buyback up to $50 million of common shares. We may, from time to time, as business conditions warrant, purchase shares in the open market or through private transactions. The buyback program does not obligate us to buyback any specific number of shares and may be suspended or terminated at any time at management’s discretion. The timing and amount of any buyback of shares will be determined by management based on its evaluation of market conditions and other factors. As of December 31, 2008, we have not bought back any of our shares under this program.

In addition to the above, our Board of Directors, at their meetings held on November 10 and 11, 2008, approved the purchase by the Company, by tender offer, which is available for all shareholders to participate, of 6.25 million of our issued and outstanding common shares at a total purchase price of $50.0 million or $8.00 per share. We announced on November 12, 2008 a tender offer, available for all shareholders to participate, to repurchase 6.25 million of our common shares, or approximately 13.4% of our total issued and outstanding shares at that time, at a purchase price of $8.00 per share in cash or up to $ 50.0 million. The tender offer commenced on November 21, 2008 and expired on December 19, 2008. Our Company's common shares that were properly tendered and not properly withdrawn were greater than the number of shares that the Company offered to purchase, which therefore required a pro-ration process. The pro-ration process was concluded by December 26, 2008 and the Company accepted 15.97764% of the shares properly tendered and not properly withdrawn by each shareholder. The Company issued payment of $8.00 per share for all pro-rata shares that were properly tendered and not properly withdrawn. The repurchase was completed by December 31, 2008 and we paid total $50.0 million in purchase consideration to the selling shareholders. We are holding the repurchased shares as treasury shares, which are disclosed as such on our balance sheet as of December 31, 2008.

In May 2008, we entered into a letter of intent to purchase approximately 6,364.50 square meters (gross) of office space in a commercial building known as Shenzhen International Chamber of Commerce Tower in Shenzhen at a price of approximately $34.8 million, and paid a deposit of approximately $0.2 million.  Subsequently, in July 2008, we entered into the final property purchase agreements, and paid an additional deposit of approximately $17.2 million. In September 2008, we made payment of the balance of the total purchase price, in an amount of approximately $17.4 million, completed the purchase and received the title to the property.

On June 18, 2008, we entered into a formal sale and purchase agreement to purchase approximately 22,874 square feet (gross) of office space, together with 6 car parking spaces, in a commercial building known as Southmark in Hong Kong, for a total purchase price of approximately $11.9 million, and paid a total deposit of approximately $1.8 million in the second quarter of 2008. In August 2008, we made payment on the balance of the purchase price, in an amount of approximately $10.1 million, and received possession of the property.

In June 2008, approval of the board of directors and the shareholders of eMedia Asia Ltd. were obtained for distribution of the excess cash in eMedia Asia Ltd. to shareholders of eMedia Asia Ltd., by way of a one-for-one issue of new shares (as share dividends) and then a purchase back by eMedia Asia Ltd. of those share dividends and a consequent reduction of its share capital.

Pursuant thereto, eMedia Asia Ltd. completed the issuance of 1,000 shares to its shareholders as share dividends in June 2008, and the subsequent purchase of those 1,000 shares (at a price of $5,000 per share) and the reduction of its share capital through the cancellation of those 1,000 purchased shares in July 2008.

Upon the completion of the aforesaid capital reduction, in July 2008, we recorded the $1.995 million payable to the non-controlling shareholder pursuant to the above transaction as a reduction of the non-controlling interest liability. The distribution of the total amount of $5.0 million to its shareholders by way of a share purchase dividend was completed in July 2008.

We have no bank debt as at December 31, 2008.

The following table summarizes our contractual obligations as of December 31, 2008:

	Payments due by period (in U.S. Dollars Thousands)
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Contractual Obligations
Operating leases	$1,673	$916	$757	-	-
Purchase obligations………………………….	3,455	3,392	63	-	-
Deferred income and customer prepayments – long term	3,044	-	3,031	13	-
Total	$8,172	$4,308	$3,851	$13	-

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

Recent Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 157, “Fair Value Measurements” (“SFAS No. 157”). This Standard defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles and expands disclosures about fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. As required under SFAS No. 157, the statement shall be applied prospectively as of the beginning of the fiscal year in which this Statement is initially applied, except that the Statement shall be applied retrospectively to certain financial instruments as of the beginning of the fiscal year in which this Statement is initially applied (a limited form of retrospective application). However in February 2008, the FASB issued FASB Staff Position (“FSP”) FAS 157-2, which delays the effective date of SFAS No. 157 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair values in the financial statements on a recurring basis. This FSP partially defers the effective date of SFAS No. 157 to fiscal years beginning after November 15, 2008. We adopted SFAS No. 157 with effect from January 1, 2008, except as it applies to those nonfinancial assets and nonfinancial liabilities as noted in FSP FAS 157-2. The adoption of this accounting standard did not have any material impact on our consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities – including an amendment of FASB Statement No. 115.” SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value. Unrealized gains and losses on items for which the fair value option has been elected will be recognized in earnings at each subsequent reporting date. SFAS No. 159 is effective for fiscal year beginning after November 15, 2007. We adopted SFAS No. 159 with effect from January 1, 2008 and the adoption of this accounting standard did not have any material impact on our consolidated financial statements.

In March 2008, the FASB issued SFAS No. 161, “Disclosures About Derivative Instruments and Hedging Activities – an amendment of FASB Statement No. 133”. SFAS No. 161 expands quarterly disclosure requirements in SFAS No. 133 about an entity’s derivative instruments and hedging activities. SFAS No. 161 is effective for fiscal years beginning after November 15, 2008. We adopted SFAS No. 161 with effect from January 1, 2009 and the adoption of SFAS No. 161 does not have a material impact on our consolidated financial statements.

In May 2008, the FASB issued SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles (SFAS No. 162)”. SFAS No. 162 identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements. SFAS No. 162 is effective 60 days following the SEC’s approval of the Public Company Accounting Oversight Board amendments to AU Section 411, “The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles”. The implementation of this standard is not expected to have a material impact on our consolidated financial statements.

In October 2008, the FASB issued FSP FAS 157-3, Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active (“FSP FAS 157-3”), to help constituents measure fair value in markets that are not active. FSP FAS 157-3 is consistent with the joint press release the FASB issued with the SEC on September 30, 2008, which provides general clarification guidance on determining fair value under SFAS No. 157 when markets are inactive. FSP FAS 157-3 was effective upon issuance, including prior periods for which financial statements had not been issued. The adoption of FSP 157-3 did not have a material impact on our consolidated financial statements.

In December 2008, the FASB issued FSP FAS No. 140-4 and FIN 46R-8 Disclosures by Public Entities (Enterprises) about Transfers of Financial Assets and Interests in Variable Interest Entities (“FSP FAS 140-4 and FIN 46R-8”). FSP FAS 140-4 and FIN 46R-8 require additional disclosures about transfers of financial assets and involvement with variable interest entities. The requirements apply to transferors, sponsors, servicers, primary beneficiaries and holders of significant variable interests in a variable interest entity or qualifying special purpose entity. FSP FAS 140-4 and FIN 46R-8 is effective for financial statements issued for reporting periods ending after December 15, 2008. FSP FAS 140-4 and FIN 46R-8 affect only disclosures and therefore did not have a material impact on our consolidated financial statements.

In April 2008, the FASB issued FSP 142-3, “Determination of the Useful Life of Intangible Assets” (“FSP FAS 142-3”). FSP FAS 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142, “Goodwill and Other Intangible Assets”. FSP 142-3 is effective for fiscal years beginning after December 15, 2008. We adopted FSP 142-3 with effect from January 1, 2009 and the adoption of this FSP does not have a material impact on our consolidated financial statements.

In June 2008, the FASB issued EITF 03-6-1, “Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities” (“FSP EITF 03-6-1”). FSP EITF 03-6-1 clarified that all outstanding unvested share-based payment awards that contain rights to nonforfeitable dividends participate in undistributed earnings with common shareholders. Awards of this nature are considered participating securities and the two-class method of computing basic and diluted earnings per share must be applied. FSP EITF 03-6-1 is effective for fiscal years beginning after December 15, 2008. We adopted FSP EITF 03-6-1 with effect from January 1, 2009 and the adoption of this FSP does not have any material impact on our consolidated financial statements.

In December 2007, the FASB issued SFAS No. 141(R), “Business Combinations”, to replace SFAS No. 141, “Business Combinations” (“SFAS No. 141”).  SFAS No. 141(R) requires use of the acquisition method of accounting, defines the acquirer, establishes the acquisition date and broadens the scope to all transactions and other events in which one entity obtains control over one or more other businesses. SFAS No. 141(R) is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008.  We adopted SFAS No. 141(R) with effect from January 1, 2009. There was no impact upon adoption, and its effects on future periods will depend on the nature and significance of business combinations subject to this statement.

In November 2008, the FASB ratified EITF Issue 08-7, “Accounting For Defensive Intangible Assets” (“EITF 08-7”). A defensive intangible asset is an asset acquired in a business combination or in an asset acquisition that an entity does not intend to actively use. According to the guidance, defensive intangible assets are considered to be a separate unit of account and valued based on their highest and best use from the perspective of an external market participant. We adopted EITF Issue 08-7 on January 1, 2009. There was no impact on our consolidated financial statements upon adoption, and its effects on future periods will depend on the nature and significance of the business combinations subject to this statement.

In April 2009, the FASB issued FSP FAS 141(R)-1, “Accounting for Assets Acquired and Liabilities Assumed in a Business Combination That Arise from Contingencies” (“FSP FAS 141(R)-1”). This FSP requires that assets acquired and liabilities assumed in a business combination that arise from contingencies be recognized at fair value if fair value can be reasonably estimated. If fair value cannot be reasonably estimated, the asset or liability would generally be recognized in accordance with SFAS No. 5, “Accounting for Contingencies” and FASB Interpretation No. 14, “Reasonable Estimation of the Amount of a Loss”. Further, the FASB removed the subsequent accounting guidance for assets and liabilities arising from contingencies from SFAS No. 141(R). The requirements of this FSP carry forward without significant revision the guidance on contingencies of SFAS No. 141, which was superseded by SFAS No. 141(R). The FSP also eliminates the requirement to disclose an estimate of the range of possible outcomes of recognized contingencies at the acquisition date. For unrecognized contingencies, the FASB requires that entities include only the disclosures required by SFAS No. 5. This FSP was adopted effective January 1, 2009. There was no impact on our consolidated financial statements upon adoption, and its effects on future periods will depend on the nature and significance of business combinations subject to this statement.

In December 2007, the FASB issued SFAS No. 160, “Accounting and Reporting of Non-controlling Interest in Consolidated Financial Statements - an amendment of ARB No. 51”. SFAS No. 160 establishes accounting and reporting requirements for ownership interests in subsidiaries held by parties other than parent, the amount of consolidated net income attributable to the parent and to the non-controlling interest. SFAS No. 160 is effective for fiscal year beginning after December 15, 2008. We adopted SFAS No. 160 with effect from January 1, 2009 via retrospective application of the presentation and disclosure requirements. Noncontrolling interest of $4.2 million at December 31, 2008 was reclassified from Liabilities section to the Shareholders’ Equity section in the Consolidated Balance Sheets as of January 1, 2009. Noncontrolling interest amounts of $1.1 million and $0.6 million, net of tax, for the three months ended March 31, 2008 and March 31, 2009, respectively, are presented separately in the Consolidated Statements of Income and included in the net income.

In April 2009, the FASB issued FSP FAS 157-4, “Determining Fair Value When the Volume and Level of Activity or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly”. Based on the guidance, if an entity determines that the level of activity for an asset or liability has significantly decreased and that a transaction is not orderly, further analysis of transactions or quoted prices is needed, and a significant adjustment to the transaction or quoted prices may be necessary to estimate fair value in accordance with SFAS No. 157 “Fair Value Measurements”. This FSP is to be applied prospectively and is effective for interim and annual periods ending after June 15, 2009 with early adoption permitted for periods ending after March 15, 2009. We will adopt this FSP for the quarter ending June 30, 2009. The adoption of this FSP is not expected to have any material impact on our consolidated financial statements.

In April 2009, the FASB issued FSP FAS 115-2 and FAS 124-2, “Recognition and Presentation of Other- Than-Temporary Impairments”. The guidance applies to investments in debt securities for which other-than-temporary impairments may be recorded. If an entity’s management asserts that it does not have the intent to sell a debt security and it is more likely than not that it will not have to sell the security before recovery of its cost basis, then an entity may separate other-than-temporary impairments into two components: 1) the amount related to credit losses (recorded in earnings), and 2) all other amounts (recorded in other comprehensive income). This FSP is to be applied prospectively and is effective for interim and annual periods ending after June 15, 2009 with early adoption permitted for periods ending after March 15, 2009. We will adopt this FSP for the quarter ending June 30, 2009. The adoption of this FSP is not expected to have any material impact on our consolidated financial statements.

In April 2009, the FASB issued FSP FAS 107-1 and APB 28-1, “Interim Disclosures about Fair Value of Financial Instruments”.  The FSP amends SFAS No. 107 “Disclosures about Fair Value of Financial Instruments” to require an entity to provide disclosures about fair value of financial instruments in interim financial information. This FSP is to be applied prospectively and is effective for interim and annual periods ending after June 15, 2009 with early adoption permitted for periods ending after March 15, 2009. The adoption of this FSP is not expected to have any material impact on our consolidated financial statements.

In May 2009, the FASB issued SFAS No. 165, “Subsequent Events”, which provides guidance on management’s assessment of subsequent events. SFAS No. 165 establishes the principles and requirements for subsequent events. In particular, SFAS No. 165 sets forth (a) the period after the balance sheet date during which management of a reporting entity shall evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, (b) the circumstances under which an entity shall recognize events or transactions occurring after the balance sheet date in its financial statements, and (c) the disclosures that that an entity shall make about events or transactions that occurred after the balance sheet date SFAS No. 165 is effective prospectively for interim or annual financial periods ending after June 15, 2009. The adoption of this accounting standard is not expected to be a material impact on our consolidated financial statements.

Non-GAAP Measures

In our press releases on our quarterly financials, we provide non-GAAP financial measures and GAAP to non-GAAP reconciliation tables to supplement our financial information presented in accordance with U.S. GAAP.

The non−GAAP financial measures that we use in our press releases on our quarterly financial information are the following:

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

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

The following table sets forth information regarding the persons who are our executive officers and directors.

Name	Age	Position

Merle A. Hinrichs	67	Director, Chairman and Chief Executive Officer
Eddie Heng Teng Hua	58	Director and Chief Financial Officer
David Gillan	45	Deputy Chief Financial Officer
J. Craig Pepples	48	Chief Operating Officer
Bill Georgiou	64	Chief Information Officer
Sarah Benecke	52	Director
Roderick Chalmers	61	Director
David F. Jones	44	Director
James Watkins	63	Director
Robert Lees	60	Director

Mr. Hinrichs has been a director since April 2000 and is currently our Chairman and Chief Executive Officer. A co-founder of the business, he was the principal executive officer of our predecessor company, Trade Media Holdings Limited, a Cayman Islands corporation wholly owned by us (“Trade Media”), from 1971 through 1993 and resumed that position in September 1999. From 1994 to August 1999, Mr. Hinrichs was chairman of the ASM Group, which included Trade Media. Mr. Hinrichs is a director of Trade Media and has also been the Chairman of the Board of Trade Media. Mr. Hinrichs graduated from the University of Nebraska and the Thunderbird School of Global Management (“Thunderbird”). Mr. Hinrichs is a founder and former chairman of the Society of Hong Kong Publishers. He is a member of the board of trustees of Thunderbird and is a board member of the Economic Strategy Institute. He is also an investment Promotion Ambassador with Invest Hong Kong. His term as director expires in 2012.

Mr. Heng has been the Chief Financial Officer (previously entitled vice president of finance) since 1994 and has been a director since April 2000. He joined us in August 1993 as deputy to the vice president of finance. He received an MBA from Shiller International University in London in 1993, is a Singapore Certified Public Accountant, a member of the Institute of Certified Public Accountants, Singapore, and a Fellow Member of The Association of Chartered Certified Accountants in the United Kingdom. Prior to joining us, he was the regional financial controller of Hitachi Data Systems, a joint venture between Hitachi and General Motors. He is scheduled to retire as Chief Financial Officer on June 30, 2009. His term as director expires in 2010.

Mr. Gillan has been the Deputy Chief Financial Officer since 2008. Prior to this, he was based in Shanghai as China Managing Director and CEO for the Dennis Family Corporation Pty. Ltd., a private Australian real estate investment and development fund. From 2000 to 2003, he was Finance Director, Tax & Treasury and Director of Project Development for the Intercontinental Hotels Group – Asia Pacific. He has over 15 years of senior management experience in Asia, predominantly in China where he has held various senior finance roles with public and private firms. He began his finance career with Arthur Andersen in Canada and holds an MBA in International Management, Marketing and Finance from the University of Saskatchewan, Canada and a BBA in Finance from the University of Prince Edward Island, Canada. He is scheduled to assume the role of Chief Financial Officer, after Mr. Heng’s retirement as Chief Financial Officer on June 30, 2009.

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

Mr. Georgiou was appointed our Chief Information Officer in January 2001. Since 1989, he has held senior management positions in IT and related business fields with major corporations in Australia, Hong Kong and Singapore. He has directed the development and implementation of major business systems and e-commerce applications (B2C, B2B), managed data center and network infrastructure, and negotiated outsourcing contracts and hardware and software acquisitions. He has also played a leading role in the commercialization of new technologies and adoption of best practices in IT management. For nearly 15 years, he has developed specialist expertise in supply chain web enablement and systems. He received his B.Ec. (Honours degree) and M.B.A. from the University of Adelaide.

Ms. Benecke has been a director since April 2000, and, since 1993, has been a director of Trade Media. Ms. Benecke was our principal executive officer from January 1994 through August 1999. She joined us in May 1980 and served in numerous positions, including publisher from 1988 to December 1992 and chief operating officer in 1993. Since September 1999, Ms. Benecke has been a consultant to Publishers Representatives, Ltd. (Hong Kong), a subsidiary of our company. Since 2003, her consulting work has been focused on the launch, development and expansion of the “China Sourcing Fairs” in Shanghai, Hong Kong, Mumbai and Dubai. She graduated with a B.A. from the University of New South Wales, Australia. Her term as director expires in 2010.

Mr. Chalmers has been a director since October 2000. He has been the Chairman of the Board of Directors of the Bank of Valletta plc, Malta since 2004. He was chairman, Asia-Pacific, of PricewaterhouseCoopers LLP (“PwC”) and a member of PwC’s Global Management Board from 1998 until his retirement in July 2000. He is a 30-year veteran with PwC’s merger partner Coopers & Lybrand with specialist experience in the securities industry. He has at various times been a non-executive director of the Hong Kong SAR Securities and Futures Commission, a member of the Takeovers and Mergers Panel, and chairman of the Working Group on Financial Disclosure. He is a director of Gasan Group Limited (Malta), Middlesea Valletta Life Assurance Co Limited (Malta), Simonds Farsons Cisk Limited (Malta) and of Middlesea Insurance plc (Malta). His term as director expires in 2012.

Mr. Jones has been a director since April 2000. Mr. Jones joined CHAMP Private Equity, a leading Australian buyout firm, in 2002 where he is currently Managing Director. He has spent the last fifteen years in the private equity industry, and was previously in management consulting, investment banking and general management. In 1999, he founded and until 2002 led the development of UBS Capital’s Australian and New Zealand business. Prior to that, he spent four years with Macquarie Direct Investment, a venture capital firm in Sydney, Australia, and one year at BancBoston Capital in Boston, Massachusetts. Mr. Jones began his career as a consultant with McKinsey & Company in Australia and New Zealand. He left McKinsey to take the role of general manager of Butterfields Cheese Factors, of the King Island Dairies group. He is a director of Centric Wealth Limited and The Beacon Foundation. He was previously Chairman of the Australian Venture Capital Association Limited and a director of various listed and unlisted companies in Australia. Mr. Jones holds a Bachelor of Engineering (First Class Hons.) from the University of Melbourne and a Master of Business Administration from Harvard Business School. His term as director expires in 2011.

Mr. Watkins was appointed as a casual director (see “Election or Removal of Directors” under Item 10 for a description of a “casual director”) on February 28, 2005, and was elected as a director at the Annual General Meeting on May 9, 2005. Mr. Watkins was a director and group general counsel of the Jardine Matheson Group in Hong Kong from 1997 until 2003. He was group legal director of Schroders plc in 1996 to 1997 and of Trafalgar House plc from 1994 to 1996. He was previously a partner and solicitor in the London and Hong Kong offices of Linklaters from 1975 to 1994. He currently is a non-executive director of Mandarin Oriental International Ltd., Jardine Cycle & Carriage Ltd., MCL Land Ltd., Advanced Semiconductor Manufacturing Corporation Ltd., IL&FS India Realty Fund II LLC, Asia Satellite Telecommunications Holdings Ltd. and Hongkong Land Holdings Ltd. and is a member of the audit committees of Jardine Cycle & Carriage Ltd., MCL Land Ltd. and Asia Satellite Telecommunications Holdings Ltd. and the chairman of the audit committee of Advanced Semiconductor Manufacturing Corporation Ltd. Mr. Watkins has a law degree from the University of Leeds (First Class Hons.). His term as director expires in 2011.

Mr. Lees was appointed as a casual director on July 30, 2007, and was elected as a director at the Annual General Meeting on June 11, 2008. Mr. Lees is a senior executive and global expert and has nearly 30 years of experience working with decision-makers in business and government at the most senior levels across the Asia-Pacific region. He is a senior advisor to the University of Cincinnati. Mr. Lees served for many years as secretary general and then president and chief executive officer of the Pacific Basin Economic Council, the Asia-Pacific region’s oldest business organization. He serves as a director of the Japan America Society and Chinese Chamber of Commerce in Cincinnati and the Dr. Sun Yat Sen Hawaii Foundation in Honolulu. Mr. Lees holds a bachelor’s degree from the University of Cincinnati and an MBA from The Thunderbird School of Global Management. He also completed studies at the Institute of International Studies and Training in Japan. His term as director expires in 2011.

Compensation

For the year ended December 31, 2008, we and our subsidiaries provided our ten directors and executive officers as a group aggregate remuneration, pension contributions, allowances and other benefits of approximately $5,712,782 including the non-cash compensation of $2,904,835 associated with the share award and equity compensation plans. Of that amount, $55,000 was paid under a performance based, long-term discretionary bonus plan which we implemented in 1989 for members of our senior management. Under the plan, members of senior management may, at our discretion, receive a long-term discretionary bonus payment. The awards, which are payable in either five or ten years time, are paid to a member of senior management if his or her performance is satisfactory to us. As of December 31, 2008, there are no future payments to be made under the long-term discretionary bonus plan.

In 2008, we and our subsidiaries incurred $28,949 in costs to provide pension, retirement or similar benefits to our respective officers and directors pursuant to our retirement plan and pension plan.

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

Board Practices

Our board of directors consists of seven members divided into three classes, the terms of which expire on the basis of one-third of the board retiring by rotation at each annual general meeting of shareholders. Each director holds office until his or her term expires as aforesaid, and he or she is then subject to re-election as a director at the respective annual general meeting for a further term which will subsequently expire on the same basis. Executive officers serve at the discretion of the board of directors. Our executive officers have, on average, 17 years of service with us. One executive director and four non-executive directors receive a cash fee of $15,000 per year, plus an additional $4,000 for each board meeting attended. Non-executive directors who are members of the audit committee also receive a cash fee of $5,000 per year.

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

We have a separately - designated standing compensation committee, consisting of the independent directors. The primary function of the compensation committee is to approve compensation packages for each of the Company’s executive officers. The compensation committee held one meeting in the fiscal year ended December 31, 2008.

We have an executive sessions committee, consisting of the independent directors. The executive sessions committee held one meeting in the fiscal year ended December 31, 2008.

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

Employees

As of December 31, 2008, we had 452 employees worldwide, the majority of whom work in management, technical or administrative positions. We consider our employee relationships to be satisfactory. Our employees are not represented by labor unions and we are not aware of any attempts to organize our employees.

The following summarizes the approximate number of employees and independent contractors by function:

Function	Employees	Independent Contractors	Total

Content Development	63	442	505
Corporate Human Resources & Administration	48	61	109
Corporate Marketing	8	32	40
Community Development	80	91	171
Sales	33	2,656	2,689
Information System Department (include CIO office)	82	77	159
Corporate Accounts	82	69	151
Office of the CEO, COO	8	0	8
Legal and Group Secretarial	6	4	10
Conference & Trade Show Services + China Edu	42	66	108
Total	452	3,498	3,950

Share Ownership

Information on the ownership of our Common Shares is given under Item 7, Major Shareholders and Related Party Transactions.

Equity Compensation Plans

On December 30, 1999, we established The Global Sources Employee Equity Compensation Trust (the “Trust”) for the purpose of administering monies and other assets contributed to the Trust for the establishment of equity compensation and other benefit plans, including the Equity Compensation Plans Numbers I to VII described below. The Trust is administered by Appleby Services (Bermuda) Ltd. (previously known as “Harrington Trust Limited” and then as “Appleby Trust (Bermuda) Ltd.) (the “Trustee”). The number of shares that may be sold pursuant to these plans is limited to the number of our shares held by the Trust. Following our takeover of Trade Media on April 14, 2000, the Trade Media shares were exchanged for our common shares. These Trade Media shares currently represent our common shares. As of April 30, 2009, the Trustee holds 1,559,407 of our common shares, consisting of common shares held in the Trust, as well as already vested common shares under the plans which are held in trust by the Trustee for various grantees who have elected to utilize the trust services of the Trustee for such purpose.  The Trustee has informed us that it does not intend to acquire any additional shares.  In exercising its powers, including the voting of securities held in the Trust, the Trustee may be directed by a plan committee, selected by the board of directors of one of our wholly-owned subsidiaries.

Pursuant to a Declaration of Trust dated November 28, 2006 by the Trustee, “The Global Sources Equity Compensation Trust 2007” (“2007 Trust”) was established. The 2007 Trust is administered by Appleby Services (Bermuda) Ltd. (the “2007 Trustee”) as trustee. The purpose of the 2007 Trust is to administer shares contributed by us to the 2007 Trust from time to time in connection with providing equity compensation benefits under The Global Sources Equity Compensation (2007) Master Plan described below (“ECP 2007 Master Plan”). In the year 2008, a total of 2,165 shares vested and were issued under the ECP 2007 Master Plan. As of April 30, 2009, the 2007 Trustee does not hold any of our common shares in the 2007 Trust, but the 2007 Trustee holds 5,502 already vested common shares under the ECP 2007 Master Plan which are held in trust by the 2007 Trustee for various grantees who have elected to utilize the trust services of the 2007 Trustee for such purpose. In exercising its powers under the 2007 Trust, the 2007 Trustee may be directed by a plan committee to be constituted and appointed by us. The plan committee (“ECP 2007 Plan Committee”) was constituted and appointed by the Board of Directors on February 15, 2007.

Global Sources Equity Compensation Plans Numbers I, II and III

In March 2000, we adopted the Global Sources Equity Compensation Plans (“ECP”) Numbers I, II and III.  Employees, directors, consultants, advisors and independent contractors of ours, our subsidiaries or affiliates are eligible to receive option grants under ECP I. Employees, directors and consultants of ours, our subsidiaries or affiliates are eligible to receive grants under ECP II and III. Options granted under ECP I and II will be exercisable, and coupons granted under ECP III will be redeemable, for our shares held by the Trust.

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

The Equity Compensation Plan committee first approved the awards of common shares under ECP IV in January 2001 and approved additional awards of common shares under ECP IV on various dates during the year 2001. The Equity Compensation Plan committee first approved the awards of common shares under ECP V in January 2001 and approved additional awards of common shares under ECP V on various subsequent dates.

The non-cash compensation expenses associated with the above awards under ECP IV and ECP V of approximately $2,981,000 and $3,275,000, respectively, are recognized over the five year vesting term of the respective awards.

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

The Equity Compensation Plan committee approved ECP VI on March 13, 2001 and first approved the awards of common shares under ECP VI in May 2001. The Equity Compensation Plan Committee approved additional awards of common shares under ECP VI on various subsequent dates.

The non-cash compensation expenses associated with the above awards under ECP VI of approximately $1,269,000 are recognized over the five year vesting term of the respective awards.

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

The Equity Compensation Plan committee first approved the awards of common shares under ECP VII in January 2002 and approved additional awards of common shares under ECP VII on various subsequent dates. The non-cash compensation expenses associated with the above awards under ECP VII of approximately $12,523,000 are recognized over the six year vesting term of the respective awards.

The Global Sources Equity Compensation (2007) Master Plan

The ECP 2007 Master Plan was approved by our shareholders on May 8, 2006. The ECP 2007 Master Plan commenced with effect on January 1, 2007 and, unless terminated earlier by our Board of Directors, will expire on December 31, 2012. Our and our subsidiaries’ employees, directors and consultants and our and our subsidiaries’ independent contractors’ employees, directors and consultants (“Team Members”), are eligible to be awarded grants of our common shares under the ECP 2007 Master Plan. The grantees and the number of shares to be awarded, and the vesting rules and other terms and conditions, are to be as determined by the ECP 2007 Plan Committee, who are authorized under the ECP 2007 Master Plan to issue supplementary or subsidiary documents to set out and evidence such vesting rules and other terms and conditions. The total number of shares to be issued under the ECP 2007 Master Plan is subject to a limit of 3,000,000 common shares.

On November 7, 2006, we filed a Form S-8 Registration Statement under the Securities Act of 1933, with the U.S. Securities and Exchange Commission, for up to 3,000,000 common shares to be issued under the ECP 2007 Master Plan.

On March 6, 2007, the Plan Committee approved and issued “The Global Sources Share Grant Award Plan” as a supplementary or subsidiary document to the ECP 2007 Master Plan. Under the plan, the ECP 2007 Plan Committee is to determine who amongst eligible Team Members will be granted awards of shares and the number of shares to be awarded to them, and to determine the vesting schedule for such awards. The plan commenced with effect on March 6, 2007, and will terminate upon the expiration or termination of the ECP 2007 Master Plan, or upon the liquidation of the Company, or upon termination by the ECP 2007 Plan Committee, whichever is the earliest to occur. The ECP 2007 Plan Committee approved awards of common shares under the plan on various dates. The non-cash compensation expenses as of December 31, 2008, associated with the above awards under the plan of approximately $8,086,000 are recognized over the six year vesting term of the award.

On March 6, 2007, the Plan Committee approved and issued “The Global Sources Retention Share Grant Plan” as a supplementary or subsidiary document to the ECP 2007 Master Plan. Persons eligible to receive grants under the plan are persons who have been Team Members for at least five years, who retire “in good standing” (as determined by the ECP 2007 Plan Committee), and who would otherwise have their unvested  shares (under any applicable equity compensation plans) forfeited upon retirement. The ECP 2007 Plan Committee is to determine who amongst eligible persons will be granted awards of common shares. The number of common shares to be awarded to such grantees are calculated according to a formula defined in the plan, and will vest in equal installments over a period of five years after retirement, subject to certain non-compete terms and the grantees remaining “in good standing”. The plan commenced with effect on March 6, 2007, and will terminate upon the expiration or termination of the ECP 2007 Master Plan, or upon the liquidation of the Company, or upon termination by the ECP 2007 Plan Committee, whichever is the earliest to occur. The ECP 2007 Plan Committee approved awards of common shares under the plan on various dates. The non-cash compensation expenses as of December 31, 2008, associated with the above awards under the plan of approximately $277,000 are recognized over the five year vesting term of the award.

On April 24, 2009, the Plan Committee approved and issued “The Global Sources Directors Share Grant Award Plan” as a supplementary or subsidiary document to the ECP 2007 Master Plan. Persons eligible to receive grants under the plan are directors of the Company. Under the plan, the ECP 2007 Plan Committee is to determine who amongst the directors of the Company will be granted awards of shares and the number of shares to be awarded to them. Any shares awarded will not vest immediately, but only at the end of four years after such effective date as may be specified by the Plan Committee (or in accordance with such other vesting schedule as may be determined by the Plan Committee). The plan commenced with effect on April 24, 2009, and will terminate upon the expiration or termination of the ECP 2007 Master Plan, or upon the liquidation of the Company, or upon termination by the ECP 2007 Plan Committee, whichever is the earliest to occur. On June 26, 2009, the ECP 2007 Plan Committee approved an award totalling 21,000 common shares under The Global Sources Directors Share Grant Award Plan (comprising 3,000 common shares each) to the seven directors of the Company.

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

By a written resolution of our Board of Directors dated April 24, 2009, our Directors confirmed that they had all agreed that no purchase rights under the Directors Purchase Plan (as of 5 November 2005) would be granted and/or exercisable in the calendar years 2009 and 2010.

At our annual general meeting held on June 24, 2009, our shareholders approved the adoption of the “Directors Purchase Plan (updated effective as of January 1, 2009)”, which updated the Directors Purchase Plan (as of 5 November 2005), so as to provide that if an eligible director passes away and at the time of his or her death has not paid the entire purchase price of previously exercised purchase rights, then the remaining balance of the purchase price must be paid by his or her estate within 6 months of his or her death; otherwise, the previously exercised purchase rights would automatically expire and lapse, no shares will be issued, and any deposits previously paid with respect to the exercised purchase rights would be refunded to the estate. In addition, the Directors Purchase Plan (updated effective as of January 1, 2009) also clarifies that any amendments or updates made to the plan may be made applicable retroactively with the approval or consent of affected purchase rights holders or eligible directors under the plan.

The Directors Purchase Plan (updated effective as of January 1, 2009) is scheduled to terminate on August 4, 2010, unless it is terminated earlier by our Board of Directors.

All the monies received under the Director Purchase Plan are credited to additional paid in capital upon receipt. Upon issuance of shares under the plan, the par value of the issued shares is transferred from additional paid in capital to common share capital.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

The following table sets forth information about those persons who hold more than 5% of our common shares and the share ownership of our directors and officers as a group. The information is based upon our knowledge of the share ownership of such persons on April 30, 2009.

Hung Lay Si Co. Ltd. is a company organized under the laws of the Cayman Islands. It is wholly owned by the Quan Gung 1986 Trust (the “1986 Trust”), a trust formed under the laws of the Island of Jersey. The trustee of the 1986 Trust is Hill Street Trustees Limited, an Island of Jersey limited liability company whose shares are wholly owned by the partners of the Mourant Group, which is a firm based in the Island of Jersey that provides trust administrative services.  The partners of the Mourant Group are: A. R. Binnington, D. J. Birtwistle, G. R. P. Corbin, N. C. Davies, E. C. Devenport, S. J. V. Felton, S. M. Gould, T. J. Herbert, R. A. Hickling, I. C. James, B. H. Lacey, W. Lambert, M. E. Millar, J. H. Rainer, J. A. Richomme, G. A. Rigby, J. D. Rigby, B. C. Robins, J. F. Ruane, J. P. Speck, A. J. R. Syvret, J. C. Walker, N. J. Weston, J. Hill, M. Williams, F. de Laat and J. Hernandez.  Hill Street Trustees Limited is the sole beneficial owner of the Hung Lay Si Co. Ltd. shares under applicable U.S. SEC rules and regulations.

Prior to November 27, 2003, the 1986 Trust (through Hung Lay Si Co. Ltd.) beneficially owned approximately 61% of our common shares, and may be deemed to be the beneficial owner of certain of our common shares as of April 30, 2009 (see below). Counsel to Hill Street Trustees Limited has informed us that, by virtue of the terms of the 1986 Trust and the laws of the Island of Jersey, Hill Street Trustees Limited cannot make disclosure of the names of the beneficiaries and settlor of the 1986 Trust in breach of the obligations placed on it and in accordance with its duties of confidentiality. Accordingly, the identity of the beneficiaries or settlors of the 1986 Trust may never be known.

On November 27, 2003, Merle A. Hinrichs acquired 24,212,163 of our common shares, after adjustment to reflect the share split resulting from our bonus share distributions of one share for every ten shares held as of March 1, 2004, as of March 4, 2005, as of March 15, 2006, as of March 16, 2007, as of January 1, 2008, and as of February 27, 2009, representing approximately 54.4% of our outstanding common shares as of April 30, 2009, from Hung Lay Si Co. Ltd. As consideration for the purchase of the common shares, Mr. Hinrichs agreed to pay Hung Lay Si Co. Ltd. the purchase price of $109,337,056 payable on November 27, 2013. Mr. Hinrichs has granted to Hung Lay Si Co. Ltd. a security interest in all the said common shares as well as an additional 7,100,812 common shares (after adjustment to reflect the share split resulting from our said bonus share distributions) owned by Mr. Hinrichs,  pending payment of the consideration. A copy of the purchase agreement and security agreement was filed by Mr. Hinrichs with the SEC on Schedule 13D on December 8, 2003, and jointly by the 1986 Trust and Hung Lay Si Co. Ltd. on Schedule 13D/A on the same day, and reference is made to those filings for the complete terms of the transaction. The agreements provide that in the event of cash dividends declared and paid by us, Mr. Hinrichs will pay to Hung Lay Si Co. Ltd. 50% of the dividends for any of the common shares purchased by Mr. Hinrichs from Hung Lay Si Co. Ltd. that remain subject to Hung Lay Si Co. Ltd.’s security interest in the shares. If Mr. Hinrichs wishes to transfer or sell any shares subject to those agreements to someone other than Hung Lay Si Co. Ltd., Hung Lay Si Co. Ltd. has a right of first refusal to offer to purchase those shares. Hung Lay Si Co. Ltd. may also be deemed, under SEC rules, to be a beneficial owner of the shares in which it has a right of first refusal and a security interest.

Pursuant to a share purchase agreement and an agreement, each dated as of October 5, 2008, as amended by a letter agreement dated as of November 11, 2008, Mr. Hinrichs (i) agreed to sell 400,000 of our common shares at a price of $8.00 per share to Hung Lay Si Co. Ltd. for a cash consideration of $3.2 million and (ii) agreed to transfer 5,600,000 of our common shares at an agreed value of $8.00 per share to Hung Lay Si Co. Ltd. as partial repayment of the consideration for the previous share purchase referred to in the foregoing paragraph. Copies of the agreements were filed by Mr. Hinrichs with the SEC on Schedule 13D/A on November 18, 2008, and jointly by the 1986 Trust and Hung Lay Si Co. Ltd. on Schedule 13D/A on the same day, and reference is made to those filings for the complete terms of the transactions. The transactions were completed in November 2008.

As a result, and after the purchase by us of 3,589,589 of our common shares from Mr. Hinrichs pursuant to the tender offer consummated in December 2008, and after our bonus share distribution of one share for every ten shares held as of February 27, 2009, Mr. Hinrichs owns 20,951,524 of our common shares, representing approximately 47.0% of our outstanding common shares as of April 30, 2009. For a further description of the tender offer referred to above, see “Purchase by a Company of its Own Common Shares” under Item 10.

Pursuant to the same tender offer referred to above, Hung Lay Si Co. Ltd. tendered 1,529,832 common shares which were accepted for payment. In addition to the 8,849,507 common shares owned by it, Hung Lay Si Co. Ltd. may be deemed to be the beneficial owner of 20,764,421 common shares owned by Mr. Hinrichs as at April 30, 2009 in which it has a right of first refusal and a security interest. Hill Street Trustees Limited has shared dispositive power with respect to those 20,764,421 common shares as well, as it has the authority to vote and dispose of the shares of Hung Lay Si Co. Ltd. owned by the 1986 Trust.

Common Shares Beneficially Owned
Name of Beneficial Owner	Shares	Percentage **
Merle A. Hinrichs	20,951,524	47.0%
Hung Lay Si Co. Ltd	8,849,507	19.9%
Eddie Heng Teng Hua	*	*
David Gillan	*	*
J. Craig Pepples	*	*
Bill Georgiou	*	*
Sarah Benecke	*	*
David F. Jones	*	*
Roderick Chalmers	*	*
James Watkins	*	*
Robert Lees	*	*
All officers and directors as a group (10 persons)	21,440,744	48.1%
________________________

*           Indicates beneficial ownership of less than 1%.

**	The percentage figures are calculated based on our total outstanding common shares (and do not take into account that portion of our total issued common shares which are held as treasury shares).

As at April 30, 2009, we believe that 12,680,037 of our shares or approximately 28.5% were beneficially owned by U.S. holders and there were 697 shareholders of record in the U.S. (excluding any U.S. holders who may be holding our shares through brokerage firms).

Mr. Merle A. Hinrichs, our Chairman and Chief Executive Officer, beneficially owns approximately 47.0% of our common shares as at April 30, 2009, and is deemed our controlling shareholder.

Our major shareholders do not have different voting rights. We do not know of any arrangement which may at a subsequent date result in a change in control of our company.

Related Party Transactions

We have extended loans to some of our employees for the sole purpose of financing the purchase or lease of a residence. The loans for the purchase of a residence are secured by that residence, bear interest at a rate of LIBOR plus 2% to 3% per annum, generally have a term of ten years and become due and payable immediately upon the termination of the employee’s employment. The loans for the lease of a residence are unsecured, interest free and are repayable in equal monthly installments over the period of the lease, which is typically less than or equal to 12 months. The maximum loan amounts are limited to the lower of the aggregate of two years’ gross compensation of the borrower or $500,000. The loans were made upon terms and subject to conditions that are more favorable to the borrowers than those that would customarily be applied by commercial lending institutions in the borrower’s country of employment. Since the beginning of 2000, the largest aggregate amount of indebtedness of Mr. Pepples to us, outstanding at any time during such period, was approximately $32,233. Mr. Pepples has repaid his loan in full in November 2002. Mr. Pepples’ loan was interest free and unsecured. Except for the aforementioned loan, there were no other loans due from our directors and executive officers as of December 31, 2006, 2007 and 2008. We do not expect to extend loans to our directors or executive officers to the extent such loans would be prohibited by the Sarbanes-Oxley Act of 2002.

We lease approximately 82,099 square feet of our office facilities from companies controlled by a wholly-owned subsidiary of Hung Lay Si Co. Ltd. under cancelable and non-cancelable operating leases and incur building maintenance services fees to our affiliated companies. We incurred rental, building services expenses and reimbursement of membership fees for use of club memberships of $1,053,257 during the year ended December 31, 2008. We also receive investment consultancy services from wholly-owned subsidiaries of Hung Lay Si Co. Ltd. The expenses incurred for these services during the year ended December 31, 2008 was $50,000.

We believe these transactions are commercially reasonable in the jurisdictions where we operate and for our employees where they reside or work.

ITEM 8.                      FINANCIAL INFORMATION

GLOBAL SOURCES LTD. AND SUBSIDIARIES

Index to the Consolidated Financial Statements
December 31, 2008

Page
Report of Independent Registered Public Accountants	63 - 64
Consolidated Balance Sheets	65
Consolidated Statements of Income	66
Consolidated Statements of Cash Flows	67
Consolidated Statements of Shareholders’ Equity	68
Notes to the Consolidated Financial Statements	69 - 97

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS

To the Board of Directors and Shareholders of

Global Sources Ltd.

We have audited the accompanying consolidated balance sheet of Global Sources Ltd. (a company incorporated under the laws of Bermuda) (the “Company”) and its subsidiaries as of December 31, 2007, and the related consolidated statements of income, shareholders’ equity and cash flows for each of the two years in the period ended December 31, 2007. These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Global Sources Ltd. and its subsidiaries as of December 31, 2007, and the consolidated results of their operations and cash flows for each of the two years in the period ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 14 to the consolidated financial statements, on January 1, 2007, the Company adopted Financial Accounting Standards Board Interpretation No. 48, “Accounting for Uncertainty in Income Taxes”. As described in Notes 2(v) and 2(x), effective January 1, 2006, the Company adopted Statement of Financial Accounting Standards No. 123(R) (revised 2004), Share-Based Payment, which requires the Company to recognize expense related to the fair value of share-based compensation awards. Also, as described in Note 2(y), effective September 30, 2006, the Company adopted Securities and Exchange Commission Staff Accounting Bulletin (“SAB”) No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in the Current Year Financial Statements. In accordance with the transition provisions of SAB No. 108, the Company recorded a cumulative decrease to retained earnings as of January 1, 2006 for correction of prior period errors in recording equity-based compensation charges.

/s/  ERNST & YOUNG

Singapore
April 17, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders

In our opinion, the accompanying consolidated balance sheet and the related consolidated statement of income, shareholders’ equity and cash flows, present fairly, in all material respects, the financial position of Global Sources Ltd and its subsidiaries at December 31, 2008, and the results of their operations and their cash flows for the year ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America.  Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Report of Management on Internal Control over Financial Reporting.  Our responsibility is to express an opinion on these financial statements and on the Company's internal control over financial reporting based on our integrated audit.  We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects.  Our audit of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk.  Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.  A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers LLP

Singapore
21 April 2009

GLOBAL SOURCES LTD. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

	At December 31	At December 31
	2007	2008

ASSETS
Current Assets:
Cash and cash equivalents	$197,825	$70,225
Available-for-sale securities	-	60,786
Accounts receivable, net	6,665	6,025
Receivables from sales representatives	12,303	5,574
Inventory	1,108	1,306
Prepaid expenses and other current assets	15,333	16,513
Deferred tax assets	46	28
Total Current Assets	233,280	160,457

Property and equipment, net	35,352	82,657
Long term investments	100	100
Bonds held to maturity, at amortized cost	99	-
Deferred tax assets – long term	196	323
Other long term assets	2,781	1,561
Total Assets	$271,808	$245,098

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities:
Accounts payable	$5,577	$10,117
Deferred income and customer prepayments	78,141	73,636
Accrued liabilities	12,546	11,579
Income taxes payable	694	261
Total Current Liabilities	96,958	95,593
Deferred income and customer prepayments – long term	4,934	3,044
Deferred tax liability	283	318
Total Liabilities	102,175	98,955

Non-controlling interest	4,940	4,223

Shareholders’ Equity:
Common shares, US$0.01 par value; 75,000,000 shares authorized;
51,376,335 (2007: 51,230,953) shares issued and 44,501,335 (2007: 51,230,953) shares outstanding	512	514
Additional paid in capital	133,941	133,922
Treasury shares, at cost – 6,875,000 (2007: nil) shares	-	(50,000)
Retained earnings	28,829	55,259
Accumulated other comprehensive income	1,411	2,225
Total Shareholders’ Equity	164,693	141,920
Total Liabilities and Shareholders’ Equity	$271,808	$245,098

The accompanying notes are an integral part of these financial statements.

GLOBAL SOURCES LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME

(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

	Year Ended December 31,
	2006	2007	2008
Revenue:
Online and other media services	$113,097	$125,818	$142,129
Exhibitions	42,122	51,608	58,179
Miscellaneous	1,262	4,633	6,584
	156,481	182,059	206,892
Operating Expenses:
Sales	50,380	61,773	73,625
Event production	18,414	20,155	21,493
Community	24,885	27,086	30,488
General and administrative	38,945	44,167	47,525
Online services development	4,499	5,703	5,992
Amortization of software costs and intangibles	1,250	193	193
Total Operating Expenses	138,373	159,077	179,316
Income from Operations	18,108	22,982	27,576
Interest and dividend income	5,571	6,595	2,884
Gain on sale of available-for-sale securities	309	2,937	-
Gain on sale of shares to non-controlling shareholder and interest income thereon	7,906	-	-
Impairment loss on investment and available-for-sale securities, net	(743)	(1,846)	(939)
Impairment of goodwill and intangible assets	-	(3,101)	-
Foreign exchange losses, net	(714)	(1,213)	(657)
Income before Income Taxes	30,437	26,354	28,864
Income Tax Expense	(899)	(328)	(677)
Net Income before Non-controlling Interest	$29,538	$26,026	$28,187
Non-controlling interest	(1,909)	(2,027)	(1,757)
Net Income before cumulative effect of change in accounting principle	$27,629	$23,999	$26,430
Cumulative effect of change in accounting principle	251	-	-
Net Income	$27,880	$23,999	$26,430
Basic net income per share before cumulative effect of change in accounting principle	$0.54	$0.47	$0.51
Cumulative effect of change in accounting principle	$0.01	$-	$-
Basic net income per share	$0.55	$0.47	$0.51
Shares used in basic net income per share calculations (Note 2(u))	51,132,481	51,218,263	51,351,941
Diluted net income per share before cumulative effect of change in accounting principle	$0.54	$0.46	$0.51
Cumulative effect of change in accounting principle	$-	$-	$-
Diluted net income per share	$0.54	$0.46	$0.51
Shares used in diluted net income per share calculations (Note 2(u))	51,172,795	51,681,335	52,230,293

Note: a.
Non-cash compensation (credit) expenses associated with the Employee Equity Compensation Plans and Directors Purchase Plan included under various categories of operating expenses are approximately as follows: sales: $(2,054) (2007:  $4,286, 2006:  $1,790), community: $173 (2007:  $269, 2006:  $145), general and administrative: $742 (2007:  $2,874, 2006:  $1,950), and online services development expenses: $237 (2007:  $347, 2006:  $181).

The accompanying notes are an integral part of these financial statements.

GLOBAL SOURCES LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

(In U.S. Dollars Thousands)

	Year Ended December 31,
	2006	2007	2008
Cash flows from operating activities:
Net income	$27,880	$23,999	$26,430
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	4,678	4,710	5,594
Profit on sale of equipment	(30)	(3)	-
Accretion of U.S. Treasury strips zero % coupon	(26)	(15)	(3)
Impairment of available-for-sale securities, goodwill and intangible assets	-	5,402	939
Unrealized interest income on available-for-sale securities	-	-	(6)
Provision for doubtful debts	216	444	276
Non-cash compensation expense (credit)	4,066	7,776	(902)
Gain on sale of shares to non-controlling shareholder and interest income thereon	(7,906)	-	-
Cumulative effect of change in accounting principle	(251)	-	-
Income attributable to non-controlling shareholder	1,909	2,027	1,757
Equipment written off	2	266	55
Exchange rate realignment	-	730	207
Accounts receivables	(1,139)	(641)	364
Receivables from sales representatives	(7,579)	935	6,730
Inventory	(23)	(219)	(198)
Prepaid expenses and other current assets	(3,589)	(1,158)	(1,182)
Other long term assets	419	(1,219)	1,220
Accounts payable	1,320	(1,236)	4,542
Accrued liabilities	5,578	17	(971)
Deferred income and customer prepayments	10,866	19,237	(6,396)
Tax liabilities	313	(419)	(508)
Net cash provided by operating activities	36,704	60,633	37,948

Cash flows from investing activities:
Purchase of property and equipment	(4,876)	(11,291)	(51,482)
Proceeds from sale of equipment	30	3	-
Proceeds from matured bonds	200	205	102
Business acquisition	-	(3,136)	-
Purchase of available-for-sale securities	(263,463)	-	(61,719)
Proceeds from sale of available-for-sale securities	251,267	15,834	-
Net proceeds from sale of shares to non-controlling shareholder, interest received thereon and repurchase of share dividends from non-controlling shareholder	2,719	-	-
Net cash (used in) generated from investing activities	(14,123)	1,615	(113,099)

Cash flows from financing activities:
Amount received towards directors purchase plan	359	422	885
Payment of dividend to non-controlling shareholder by a subsidiary	-	-	(479)
Repurchase of common shares, held as treasury shares	-	-	(50,000)
Repayment of capital to non-controlling shareholder upon capital reduction in a subsidiary	-	-	(1,995)
Net cash generated from (used in) financing activities	359	422	(51,589)

Effect of exchange rate changes on cash and cash equivalents	-	62	(860)
Net increase (decrease) in cash and cash equivalents	22,940	62,670	(126,740)
Cash and cash equivalents, beginning of the year	112,153	135,093	197,825
Cash and cash equivalents, end of the year	$135,093	$197,825	$70,225

Supplemental cash flow disclosures:
Income tax paid	$586	$747	$1,184

The accompanying notes are an integral part of these financial statements.

GLOBAL SOURCES LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(In U.S. Dollars Thousands, Except Number of Shares)

	Common shares
	Number of shares	Amounts	Treasury shares	Additional paid in capital	Retained earnings (deficit)	Compre- hensive Income	Unearned compensa- tion	Accumul- ated other compre- hensive income	Total sharehold- ers’ equity
Balance at December 31, 2005	51,033,965	$510	$-	$127,620	$(21,199)		$(7,900)	$210	$99,241
Transition adjustment on adoption of SAB108 (Note 2 (y))	-	-	-	1,851	(1,851)		-	-	-
Balance at January 1, 2006 (adjusted)	51,033,965	$510	$-	$129,471	$(23,050)		$(7,900)	$210	$99,241
Net income before cumulative effect of change in accounting principle recorded upon adoption of SFAS No. 123(R)	-	-	-	-	27,629		-	-	-
Cumulative effect of change in accounting principle recorded upon adoption of SFAS No. 123(R) (Note 2 (x))	-	-	-	-	251		-	-	-
Net income	-	-	-	-	27,880	$27,880	-	-	$27,880
Non-cash compensation expense	-	-	-	4,066	-		-	-	$4,066
Unearned compensation	-	-	-	(7,900)	-		7,900	-	-
Reclassification adjustment for gains, net of losses included in net income, net of income tax of $nil	-	-	-	-	-	$(309)	-	(309)	$(309)
Unrealized gain on available-for-sale securities, net of income tax of $nil	-	-	-	-	-	$2,665	-	2,665	$2,665
Comprehensive income						$30,236
Amount received towards directors - purchase plan and issuance of shares under the plan	117,128	1	-	358	-		-	-	$359
Cumulative effect of change in accounting principle recorded upon adoption of SFAS No. 123(R) (Note 2(x))	-	-	-	(251)	-		-	-	$(251)

Balance at December 31, 2006	51,151,093	$511	$-	$125,744	$4,830		$-	$2,566	$133,651
Net income	-	-	-	-	23,999	$23,999	-	-	$23,999
Non-cash compensation expense	-	-	-	7,776	-		-	-	$7,776
Translation differences	-	-	-	-	-	$1,411	-	1,411	$1,411
Reclassification adjustment for gains, net of losses included in net income, net of income tax of $nil	-	-	-	-	-	$(2,566)	-	(2,566)	$(2,566)
Comprehensive income						$22,844
Amount received towards directors – purchase plan and issuance of shares under the plan	79,860	1	-	421	-		-	-	$422

Balance at December 31, 2007	51,230,953	$512	$-	$133,941	$28,829		$-	$1,411	$164,693
Net income		-	-	-	26,430	$26,430	-	-	$26,430
Non-cash compensation credit	-	-	-	(902)	-		-	-	$(902)
Translation differences	-	-	-	-	-	$814	-	814	$814
Comprehensive income						$27,244
Amount received towards directors - purchase plan and issuance of share under the plan	143,000	2	-	883	-		-	-	$885
Repurchase of common shares held in treasury	(6,875,000)	-	(50,000)	-	-		-	-	$(50,000)
Shares issued under Global Sources Retention Share Grant Plan	2,382	-	-	-	-		-	-	$-
Balance at December 31, 2008	44,501,335	$514	$(50,000)	$133,922	$55,259		$-	$2,225	$141,920

The accompanying notes are an integral part of these financial statements.

GLOBAL SOURCES LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

1.             The Company

The Company’s principal business is to provide services that allow global buyers to identify suppliers and products, and enable suppliers to market their products to a large number of buyers. The Company’s primary online service is creating and hosting marketing websites that present suppliers’ product and company information in a consistent, easily searchable manner on Global Sources Online.  Complementing this service are various trade magazines. The Company launched China Sourcing Fairs exhibitions in 2003. These exhibitions offer international buyers direct access to China and other Asian manufacturers. The Company’s businesses are conducted primarily through Trade Media Limited, its wholly owned subsidiary, which was incorporated in October 1984 under the laws of Cayman Islands.  Through certain other wholly owned subsidiaries, the Company also organizes China Sourcing Fairs exhibitions, conferences and exhibitions on technology related issues, licenses Asian Sources / Global Sources Online and catalog services, re-sells products that are purchased on consignment basis and engages in direct sale of products that are purchased.

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

GLOBAL SOURCES LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

(d)	Available-for-sale Securities (continued)

The Company records the sales of securities upon their maturity or sale.

As the Company’s objective and intent is not to generate profit from short-term price fluctuations, the Company classified its investments as available-for-sale securities, in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 115, “Accounting for Certain Investments in Debts and Equity Securities”.

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

Inventory is stated at the lower of cost or market value. Cost is determined on the first-in, first-out basis. Cost includes the purchase cost and the delivery costs incurred in bringing the inventory to the warehouse.

(f)                Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Cost represents the purchase price of the asset and other costs incurred to bring the asset into its existing use.

Depreciation on property and equipment is calculated to depreciate their cost on a straight-line basis over their estimated useful lives as follows:

Building	Over the remaining lease period or 50 years whichever is shorter

Fixtures, fittings and office equipment	5 years
Leasehold improvements	5 years
Motor vehicles	5 years
Computer equipment and software	3 years
Software development costs	3 years
Reusable trade show booths	2 years

Depreciation of assets acquired under capital leases is included in depreciation expense. No depreciation was recognized for capital work in progress.

Effective January 1, 1999, the Company adopted Statement of Position 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use,” to account for the costs incurred to develop computer software for internal use.  Costs incurred in the preliminary project stage with respect to the development of software for internal use are expensed as incurred. Costs incurred during the application development stage are capitalized and are amortized over the estimated useful life of three years upon the commissioning of service of the software.  Training and maintenance costs are expensed as incurred. To account for the development costs related to the products to be sold, leased or otherwise marketed, the Company adopted SFAS No. 86, “Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed”. Development costs incurred subsequent to the establishment of the technological feasibility of the product are capitalized. The capitalization ends when the product is available for general release to customers.

GLOBAL SOURCES LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

(f)	Property and Equipment (continued)

The Company expensed $7, $75 and $31 during the years ended December 31, 2006, 2007 and 2008, respectively, for the costs incurred prior to the establishment of the technological feasibility with respect to the development of products.

(g)           Intangible Assets

Intangible assets other than goodwill are carried at cost less accumulated amortization. Intangible assets are generally amortized on a straight-line basis over the useful lives of the respective assets. The Company reviews identifiable amortizable intangible assets to be held and used for impairment whenever events or changes in circumstances indicate that the carrying value of the assets may not be recoverable. Determination of recoverability is based on the lowest level of identifiable estimated undiscounted cash flows resulting from use of the asset and its eventual disposition. Measurement of any impairment loss is based on the excess of the carrying value of the asset over its fair value.

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

Interests in subsidiaries with more than 50% ownership are consolidated and the ownership interests of non-controlling investors are recorded as non-controlling interest.

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

Revenues from advertising in trade magazines and websites, net of discounts, are recognized ratably over the period in which the advertisement is displayed. Advertising contracts generally do not exceed one year. Revenue from sales of trade magazines and reports is recognized upon delivery of the magazine / report. Magazine subscriptions received in advance are deferred and recognized as revenue upon delivery of the magazine. Revenue from organizing exhibitions and business seminars is recognized at the conclusion of the event and the related direct event production costs are deferred and recognized as expenses upon conclusion of the event. When multiple deliverables are contracted under a single arrangement, the Company allocates the total consideration to each unit of accounting on a pro-rata method based on its relative percentage of the total fair value of all units of accounting included in the arrangement.

The Company receives royalties from licensing its trade and service marks. Royalties from license arrangements are earned ratably over the period in which the advertisement is displayed by the licensee.

The Company derives income from its direct product sales. Under the direct product sales business model, the revenue is recorded when the right of return has expired after the delivery of the goods to the buyer and the corresponding cost of products purchased is recorded under sales costs. The amount of shipping costs invoiced to the buyers is reported under revenue.

The Company also derives commission income on the re-sale of products on consignment basis. Under the Consignment Sales business model, the commission income which is the sales proceeds, net of the cost of the purchased products payable to the consigner and the associated direct transaction costs, is recognized upon conclusion of the sale to the buyer.

The Company presents the sales taxes imposed on revenue generating transactions on gross basis, i.e included in revenue and costs. During the year ended December 31, 2006, 2007 and 2008 such taxes recorded were $1,172, $1,924 and $2,191, respectively.

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

GLOBAL SOURCES LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

(l)           Advertising Expenses and Magazine Mailing Costs

The event specific advertising and promotion costs incurred for events to be held in future financial years are expensed in the year in which the expenses are incurred. Other advertising and promotion expenses are expensed as incurred. The Company recorded advertising and promotion expenses of $7,483, $ 7,331 and $8,974 during the years ended December 31, 2006, 2007 and 2008, respectively.

The mailing costs incurred for sending the trade magazines and reports to the readers are included under community costs. The Company recorded mailing costs of $3,535, $ 3,783 and $4,048 during the years ended December 31, 2006, 2007 and 2008, respectively.

(m)	Operating Leases

The Company leases certain office facilities under cancelable and non-cancelable operating leases, generally with an option to renew upon expiry of the lease term. Rentals under operating leases are expensed on a straight-line basis over the life of the leases.

In cases where the option to renew is exercised before the original lease agreement expires and the new agreement is signed to extend the lease beyond the expiry date of the original agreement, the remaining rental expense as per the original agreement and the total rental as per the new agreement are added up and the resulting total rental expense is apportioned on a straight-line basis over the lease term.

(n)	Liabilities for Bonus Plan

Before the commencement of the Equity Compensation Plans as described in Note 23, the Company rewarded its senior management staff based on their performance through long term discretionary bonus awards. These awards were payable in cash generally at the end of five or ten years from the date of the award, even in the event of termination of employment unless certain non-compete provisions had been violated. These awards were expensed in the period in which the performance bonus relates. The liabilities for bonus plan, included under accrued liabilities, as at December 31, 2007 and 2008 were $102 and $nil, respectively.

(o)	Retirement Contributions

The Company operates a number of retirement contribution plans. Contributions are based on a percentage of each eligible employee’s salary and are expensed as the related salaries are incurred.

(p)	Income Taxes

The Company accounts for deferred income taxes using the liability method, under which the expected future tax consequences of temporary differences between the financial reporting and tax basis of its assets and liabilities are recognized as deferred tax assets and liabilities. A valuation allowance is established for any deferred tax asset when it is more likely than not that the deferred tax asset will not be realized.

(q)	Non-controlling Interest

As of December 31, 2008, the Company’s wholly-owned subsidiary, Trade Media Holdings Limited (“TMH”) holds a 60.1% controlling equity interest in eMedia Asia Ltd (a Barbados corporation) and the remaining 39.9% is held by UBM Asia B.V. (“UBM Asia”).

GLOBAL SOURCES LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

(q)	Non-controlling Interest (continued)

During 2006, the Company recognized a gain on the sale of shares to non-controlling shareholder and interest income thereon of $7,906 for the sale of 19.9% of its equity interest in eMedia Asia Ltd. to UBM Asia.

In June 2008, approval of the board of directors and the shareholders of eMedia Asia Ltd. were obtained for distribution of the excess cash in eMedia Asia Ltd. to shareholders of eMedia Asia Ltd., by way of a one-for-one issue of new shares (as share dividends) and then a purchase back by eMedia Asia Limited of those share dividends and a consequent reduction of its share capital.

Pursuant thereto, eMedia Asia Ltd. completed the issuance of 1,000 shares to its shareholders as share dividends and the subsequent purchase of those 1,000 shares (at a price of $5,000 per share) and distribution of the total amount of $5,000 to its shareholders by way of a share purchase dividend and the reduction of its share capital through the cancellation of those 1,000 purchased shares.

The Company consolidated the results of eMedia Asia Ltd. in its consolidated financial statements. The non-controlling interest of $4,940 and $4,223 as at December 31, 2007 and 2008, respectively, reflects UBM Asia’s proportionate interest in the net book value of eMedia Asia Ltd.

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

The financial statements of the subsidiaries reported in their respective local currencies are translated into U.S. dollars for consolidation as follows: assets and liabilities at the exchange rate as of the balance sheet date, shareholders’ equity at the historical rates of exchange, and income and expense amounts at the average monthly exchange rates. The translation differences are recorded under accumulated other comprehensive income. The Company recorded translation differences of $814 and $1,411 during the year ended December 31, 2008 and 2007 respectively, under accumulated other comprehensive income. The aggregate amount of foreign currency transaction gains and losses recorded by the Company were net losses of $714, $1,213, and $657 during the year ended December 31, 2006, 2007 and 2008, respectively.

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

The following table reconciles the number of shares utilized in the net income per share calculations:

	Year Ended December 31,
	2006	2007	2008

Net income before cumulative effect of change in accounting principle	$27,629	$23,999	$26,430
Cumulative effect of change in accounting principle (Note 2(x))	251	-	-
Net income	$27,880	$23,999	$26,430
Basic net income per share before cumulative effect of change in accounting principle	$0.54	$0.47	$0.51
Cumulative effect of change in accounting principle	$0.01	$-	$-
Basic net income per share.	$0.55	$0.47	$0.51
Diluted net income per share before cumulative effect of change in accounting principle	$0.54	$0.46	$0.51
Cumulative effect of change in accounting principle *	$-	$-	$-
Diluted net income per share	$0.54	$0.46	$0.51
Weighted average common shares used in basic net income per share calculations	51,132,481	51,218,263	51,351,941
Effect of dilutive shares	40,314	463,072	878,352
Weighted average common shares used in diluted net income per share calculations	51,172,795	51,681,335	52,230,293

Antidilutive share subscriptions	100,000	-	110,000

* - less than $0.01 per share for year ended December 31, 2006.

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

(v)           Stock Based Compensation (continued)

The Company’s employee stock compensation plans are share grants without any exercise price or exercise period. Therefore, the fair value of the share grants at the date of grant approximates the intrinsic value.

For equity instruments issued to non-employees, the Company uses the measurement guidance of EITF Issue No. 96-18, “Accounting for Equity Instruments that are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling Goods and Services.” All transactions in which services are received for the issuance of equity instruments are accounted for based on the fair value of the consideration received or the fair value of the equity instrument issued, whichever is more reliably measurable. The measurement date of the fair value of the equity instrument issued is the earlier of the date on which the counterparty’s performance is complete or the date on which it is probable that performance will occur.

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

For the shares purchased by the directors under Directors Purchase Plan, the Company has utilized an option-pricing model for determination of the grant date fair value and the recording of compensation cost associated with the shares purchased by the Directors under the plan.

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

GLOBAL SOURCES LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

(y)	Transition adjustment on adoption of SAB 108 (continued)

years should be considered when quantifying errors in current-year financial statements. SAB 108 is effective for fiscal years ending after November 15, 2006. In 2006, the Company has corrected unadjusted differences (which are not material to each of the individual years in which they occurred) pertaining to the years 2000 to 2005 in the non-cash compensation expenses relating to share awards under its Employee Equity Compensation Plans. These differences arose from the incorrect application of attribution method and in the classification of share awards between employees and non-employees. Accordingly, in 2006, the Company has recorded the prior years’ cumulative non-cash compensation expense of $1,851 against the Company’s opening retained earnings for the year ended December 31, 2006 and the corresponding credit is taken to additional paid in capital in accordance with SAB 108. There is no income tax impact resulting from this adjustment.

(z)           Recent Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 157, “Fair Value Measurements” (“SFAS No. 157”). This Standard defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles and expands disclosures about fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. As required under SFAS No. 157, the statement shall be applied prospectively as of the beginning of the fiscal year in which this Statement is initially applied, except that the Statement shall be applied retrospectively to certain financial instruments as of the beginning of the fiscal year in which this Statement is initially applied (a limited form of retrospective application). However in February 2008, the FASB issued FSP FAS 157-2, which delays the effective date of SFAS No. 157 for all non-financial assets and non-financial liabilities, except those that are recognized or disclosed at fair values in the financial statements on a recurring basis. This FSP partially defers the effective date of SFAS No. 157 to fiscal years beginning after November 15, 2008. The Company adopted SFAS No. 157 with effect from January 1, 2008, except as it applies to those non-financial assets and non-financial liabilities as noted in FSP FAS 157-2. The adoption of this accounting standard did not have any material impact on the Company’s consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities – including an amendment of FASB Statement No. 115.” SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value. Unrealized gains and losses on items for which the fair value option has been elected will be recognized in earnings at each subsequent reporting date. SFAS No. 159 is effective for fiscal year beginning after November 15, 2007. The Company adopted SFAS No. 159 with effect from January 1, 2008 and the adoption of this accounting standard did not have any material impact on the Company’s consolidated financial statements. As of December 31, 2008, the Company did not elect such option for its financial instruments and liabilities.

In December 2007, the FASB issued SFAS No. 141(R), Business Combinations, to replace SFAS No. 141, Business Combinations.  SFAS No. 141(R) requires use of the acquisition method of accounting, defines the acquirer, establishes the acquisition date and broadens the scope to all transactions and other events in which one entity obtains control over one or more other businesses. SFAS No. 141(R) is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008.  The Company adopted SFAS No. 141(R) with effect from January 1, 2009. The impact of adopting SFAS No. 141(R) will impact the accounting for business combinations on a prospective basis beginning the first quarter of 2009.

GLOBAL SOURCES LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

(z)           Recent Accounting Pronouncements (continued)

In December 2007, the FASB issued SFAS No. 160, “Accounting and Reporting of Non-controlling Interest in Consolidated Financial Statements - an amendment of ARB No.51”. SFAS No. 160 establishes accounting and reporting requirements for ownership interests in subsidiaries held by parties other than parent, the amount of consolidated net income attributable to the parent and to the non-controlling interest. SFAS No. 160 is effective for fiscal year beginning after December 15, 2008. The Company adopted SFAS No. 160 with effect from January 1, 2009. SFAS No. 160 requires changes in classification and presentation of minority interests in the consolidated balance sheets, statements of income, and statements of stockholders’ equity.

In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities – an amendment of FASB Statement No. 133 (“SFAS No. 161”). SFAS No. 161 expands quarterly disclosure requirements in SFAS No. 133 about an entity’s derivative instruments and hedging activities. SFAS No. 161 is effective for fiscal years beginning after November 15, 2008. The Company adopted SFAS No. 161 with effect from January 1, 2009 and the adoption of SFAS No. 161 is not expected to have a material impact on the Company’s consolidated financial statements.

In April 2008, the FASB issued FSP FAS 142-3, “Determination of the Useful Life of Intangible Assets, (FSP FAS 142-3)”. FSP FAS 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142, “Goodwill and Other Intangible Assets”. FSP FAS 142-3 is effective for fiscal years beginning after December 15, 2008. The Company adopted FSP FAS 142-3 with effect from January 1, 2009 and the adoption of this FSP is not expected to have a material impact on the Company’s consolidated financial statements.

In May 2008, the FASB issued SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles (SFAS No. 162)”. SFAS No. 162 identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements. SFAS No. 162 is effective 60 days following the SEC’s approval of the Public Company Accounting Oversight Board amendments to AU Section 411, “The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles”. The implementation of this standard is not expected to have a material impact on the Company’s consolidated financial statements.

In June 2008, the FASB issued FSP EITF 03-6-1, “Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities (FSP EITF 03-6-1)”. FSP EITF 03-6-1 clarified that all outstanding unvested share-based payment awards that contain rights to non-forfeitable dividends participate in undistributed earnings with common shareholders. Awards of this nature are considered participating securities and the two-class method of computing basic and diluted earnings per share must be applied. FSP EITF 03-6-1 is effective for fiscal years beginning after December 15, 2008. The Company adopted FSP EITF 03-6-1 with effect from January 1, 2009 and the adoption of this FSP does not have any material impact on the Company’s consolidated financial statements.

In October 2008, the FASB issued FSP FAS 157-3, Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active (“FSP FAS 157-3”), to help constituents measure fair value in markets that are not active. FSP FAS 157-3 is consistent with the joint press release the FASB issued with the Securities and Exchange Commission (“SEC”) on September 30, 2008, which provides general clarification guidance on determining fair value under SFAS No. 157 when markets are inactive. FSP FAS 157-3 was effective upon issuance, including prior periods for which financial statements had not been issued. The adoption of FSP 157-3 did not have a material impact on the Company’s consolidated financial statements.

GLOBAL SOURCES LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

(z)           Recent Accounting Pronouncements (continued)

In November 2008, the FASB ratified the consensus reached by the EITF on Issue EITF No. 08-6, “Equity Method Investment Accounting Considerations” (“EITF 08-6”), which clarifies the accounting for certain transactions and impairment considerations involving equity method investments. The prospective provisions of EITF 08-6 were effective for the Company on January 1, 2009. The adoption of EITF 08-6 is not expected to have a material impact on the Company’s consolidated financial position, cash flows, or results of operations.

In December 2008, the FASB issued FSP FAS 140-4 and FIN 46R-8 “Disclosures by Public Entities (Enterprises) about Transfers of Financial Assets and Interests in Variable Interest Entities” (“FSP FAS 140-4 and FIN 46R-8”). FSP FAS 140-4 and FIN 46R-8 require additional disclosures about transfers of financial assets and involvement with variable interest entities. The requirements apply to transferors, sponsors, servicers, primary beneficiaries and holders of significant variable interests in a variable interest entity or qualifying special purpose entity. FSP FAS 140-4 and FIN 46R-8 is effective for financial statements issued for reporting periods ending after December 15, 2008. FSP FAS 140-4 and FIN 46R-8 affect only disclosures and therefore did not have a material impact on the Company’s consolidated financial statements.

3.           Available-for-sale Securities

	At December 31,
	2007			2008

	Cost	Unrealized holding gain	Fair value	Cost	Unrealized holding gain	Fair value
Debt securities issued by U.S. Treasury	$-	$-	$-	$55,258	$-	$55,258
Other securities	-	-	-	5,528	-	5,528
	$-	$-	$-	$60,786	$-	$60,786

The debt securities issued by U.S. Treasury will mature within one year from December 31, 2008. The gross realized gains and losses from the sale of available-for-sale securities were as follows:

	Year Ended December 31,
	2006	2007	2008
Gross realized gains	$309	$3,392	$-
Gross realized losses	-	(2,301)	-
	$309	$1,091	$-

The Company recorded dividend income derived from the available-for-sale securities of $1,893, $nil and $nil during the year ended December 31, 2006, 2007 and 2008, respectively. The Company recorded interest income derived form available-for-sale securities of $nil, $nil and $6 during the year ended December 31, 2006, 2007 and 2008, respectively.

During the year ended December 31, 2008 the Company recorded an impairment loss of $939 on available-for-sale securities which was determined to be other than temporary.

GLOBAL SOURCES LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

4.           Fair Value Measurements

Effective January 1, 2008, the Company adopted SFAS 157, and in October 2008, the Company adopted FSP FAS 157-3, except as it applies to the non-financial assets and non-financial liabilities subject to FSP FAS 157-2. SFAS No. 157 establishes a framework for measuring fair value and expands disclosures about fair value measurements by establishing a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under SFAS 157 are described below:

Level 1	-	Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2	-
Inputs reflect quoted prices for identical assets or liabilities in markets that are not active; quoted prices for similar assets or liabilities in active markets; inputs other than quoted prices that are observable for the asset or the liability; or inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3	-
Unobservable inputs reflecting the Company’s own assumptions incorporated in valuation techniques used to determine fair value. These assumptions are required to be consistent with market participant assumptions that are reasonably available.

In accordance with SFAS No. 157, the Company measures its cash equivalents and available-for-sale securities at fair value. The Company’s cash equivalents and available-for-sale securities are classified within Level 1. This is because Company’s cash equivalents and available-for-sale securities are valued using quoted market prices.

Assets measured at fair value on a recurring basis are summarized below:

	Description of the assets	Balance as at December 31, 2008	Fair value Measurements at reporting date using Level 1 inputs

Cash equivalents	Debt securities issued by U.S. Treasury	$37,777	$37,777
Available-for-sale securities	Debt securities issued by U.S. Treasury	55,258	55,258
Available-for-sale securities	Other securities	5,528	5,528
	Total assets	$98,563	$98,563

5.           Current Assets

	At December 31,
	2007	2008
Accounts receivable:
Gross trade receivables	$7,399	$6,790
Less: Allowance for doubtful debts	(734)	(765)
	$6,665	$6,025

GLOBAL SOURCES LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

5.	Current Assets (continued)

	Year Ended December 31,

	2006	2007	2008
Balance at the beginning of the year	$652	$680	$734
Provision during the year	216	444	276
Write-off during the year	(188)	(390)	(245)
Balance at the end of the year	$680	$734	$765

	At December 31,
	2007	2008
Prepaid expenses and other current assets:
Unsecured employee loans and other debtors	$42	$96
Prepaid expenses	838	943
Deferred expenses – short term	11,664	12,896
Other current assets	2,789	2,578
	$15,333	$16,513

6.           Property and Equipment, net

	At December 31,
	2007	2008
Building	$27,012	$75,830
Capital work-in-progress	501	49
Leasehold improvements	10,147	11,202
Motor vehicles	176	176
Computer equipment, software, fixtures, fittings and office equipment	22,877	25,525
Reusable trade show booths	228	296
Software development costs	3,893	4,194
Property and equipment, at cost	64,834	117,272
Less: Accumulated depreciation	(29,482)	(34,615)
	$35,352	$82,657

Depreciation expense for the years ended December 31, 2006, 2007 and 2008 was $3,428, $4,517 and $5,401 respectively and the amortization of software costs for the years ended December 31, 2006, 2007 and 2008 was $1,250, $158 and $193 respectively. The accumulated amortization of software costs as of December 31, 2007 and 2008 was $3,724 and $3,928 respectively.

During 2004, the Company entered into an agreement to purchase approximately 9,000 square meters of office space in a commercial building in Shenzhen, China.  The building is situated on a leasehold land.  The lease period of the land is 50 years, commencing from year 2002.  At the end of the lease period, the building together with land will revert to the local government authority. The construction was completed and the property was put in use during the year 2005. Depreciation of the property commenced during the year 2005. This building which is under capital lease is depreciated on a straight-line basis over the remaining lease term. The depreciation expense on the said building amounted to $414, $414 and $414 during the years ended December 31, 2006, 2007 and 2008, respectively.

GLOBAL SOURCES LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

6.             Property and Equipment, net (continued)

During 2007, the Company purchased approximately 1,939.38 square meters of office space in a commercial building in Shenzhen, China. The building is situated on a leasehold land. The lease period of the land is 50 years, commencing from year 2002. At the end of the lease period the building together with the land will revert to the local government authority. The delivery of the office space to the Company was completed in 2007. The depreciation on this property commenced during 2007. The building, which is under capital lease is depreciated on a straight-line basis over the remaining lease term. The depreciation expense on the said building amounted to $123 and $177 during the years ended December 31, 2007 and 2008, respectively.

In 2008, the Company purchased approximately 6,364.50 square meters of office space in a commercial building in Shenzhen, China. The building is situated on a leasehold land.  The lease period of the land is 50 years, commencing from year 2002.  At the end of the lease period, the building together with land will revert to the local government authority. Depreciation of the property commenced during the year 2008. This building which is under capital lease is depreciated on a straight-line basis over the remaining lease term. The depreciation expenses on the said building amounted to $274 during the year ended December 31, 2008.

In 2008, the Company purchased approximately 22,874 square feet of office space, together with 6 car parking spaces, in a commercial building in Hong Kong S.A.R.. The lease period of the land is 55 years, commencing from year 1991. Depreciation of the property commenced during the year 2008, and is being depreciated on a straight-line basis over the remaining lease term. The depreciation expenses on the said building amounted to $132 during the year ended December 31, 2008.

7.           Long-term Investments and Bonds Held to Maturity

(i)            As at December 31, 2008, the Company holds equity instruments carried at $100 in a privately held unaffiliated electronic commerce company for business and strategic purposes. The investment is accounted for under the cost method since the ownership is less than 20% and the Company does not have the ability to exercise significant influence over the investee. The investment is shown under long term investments in the consolidated balance sheets.

The Company’s policy is to regularly review the carrying values of the non-quoted investments and to identify and provide for when circumstances indicate impairment other than a temporary decline in the carrying values of such assets has occurred.

The net carrying value of the long term investment as at December 31, 2007 and 2008 was $100.  The Company will continue to evaluate this investment for impairment.

(ii)           U.S. Treasury STRIPS zero % coupon

	At December 31,
	2007	2008
The amortized cost classified by date of contractual maturity is as follows:
Due within one year	$99	$-
Due after one year through five years	-	-

	$99	$-

GLOBAL SOURCES LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

7.           Long-term Investments and Bonds Held to Maturity (continued)

(ii)	U.S. Treasury strips zero % coupon (continued)

	At December 31,
	2007	2008
The fair value based on the market price, classified by date of contractual maturity is as follows:
Due within one year	$100	$-
Due after one year through five years	-	-

	$100	$-

	At December 31,
	2007	2008
Gross unrealized holding gains	$1	$-

Proceeds from the matured U.S. Treasury STRIPS zero % coupons during the years ended December 31, 2006, 2007 and 2008 were $200, $205 and $102 respectively.

8.	Other Long Term Assets

	At December 31,
	2007	2008
Employee housing loans	$154	$102
Club memberships	272	272
Deferred expenses – exhibitions – long term	1,090	900
Rental, utility and other deposits	1,265	287
	$2,781	$1,561

9.	Current Liabilities

	At December 31,
	2007	2008
Deferred income and customer prepayments:
Advertising	$43,896	$43,487
Exhibitions, subscription and others	34,245	30,149
	$78,141	$73,636

	At December 31,
	2007	2008
Accrued liabilities:
Salaries, wages and commissions	$1,940	$1,770
Retirement contribution accruals	769	791
Liabilities for incentive and bonus plans – current portion	1,474	1,370
Printing, paper and bulk mailing costs	1,167	526
Sales commissions and fees to third parties	3,867	4,780
Others	3,329	2,342
	$12,546	$11,579

GLOBAL SOURCES LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

10.           Deferred Income and Customer Prepayments – Long Term

	At December 31,
	2007	2008
Exhibitions	$4,934	$3,044

11.           Related Party Transactions

The Company has extended loans to some of its employees to finance their purchase or lease of residences. The loans for the purchase of a residence are secured by the subject residence, bear interest at a rate of LIBOR plus 2% to 3% per annum, generally have a term of ten years and become due and payable immediately under certain circumstances, including their termination of employment with the Company. The loans for the lease of a residence are unsecured, interest free and are repayable in equal monthly instalments over the period of the lease, typically less than or equal to twelve months. Loans due from employees for purchase of residences were $154 and $102 as of December 31, 2007 and 2008, respectively.  Loans due from employees for lease of residences were $39 and $39 as of December 31, 2007 and 2008, respectively. There were no loans due from the Company’s directors and executive officers as at December 31, 2007 and 2008. Other temporary advances to staff, which are generally repayable within twelve months, were $3 and $57 as of December 31, 2007 and 2008, respectively.

The Company leases certain office facilities from the subsidiaries of a major shareholder of the Company under cancelable and non-cancelable operating leases. Some of these operating leases include both rental and building maintenance services. During the year ended December 31, 2008 the Company incurred rental and building maintenance services expenses of $1,023 with respect to these leases. In addition, the Company has also paid $30 to a subsidiary of a major shareholder of the Company for the reimbursement of membership fees for use of club memberships.

The Company also receives investment consultancy services from the subsidiaries of a major shareholder of the Company. During the year ended December 31, 2008 the Company incurred such investment consultancy services expenses of $50.

12.           Liabilities for Incentive and Bonus Plans

Before the commencement of the Equity Compensation Plans (Note 23), the Company rewarded its senior management staff based on their current performance through long term discretionary bonus awards.  These awards are payable approximately at the end of five or ten years from the date of the award, even in the event of termination of employment unless certain non-compete provisions have been violated. The Company did not incur any expenses related to these awards during the years ended December 31, 2006, 2007 and 2008. The required funds were set aside for payment of the discretionary bonuses by purchasing U.S. Treasury strips zero % coupons maturing in either five or ten years. These investments are held until maturity and the proceeds are used for payment of the discretionary bonuses. All liabilities under these discretionary bonus awards have been fully paid and the outstanding balance payable as of December 31, 2008 relating to these awards is $nil.

13.           Retirement Contribution Plans

The Company operates a number of retirement contribution plans. Employees working in a jurisdiction where there is no statutory provision for retirement contributions are covered by the Company’s plans.

GLOBAL SOURCES LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

13.	Retirement Contribution Plans (continued)

One of these plans is separately administered by an independent trustee and the plan assets are held independent of the Company.

The Company incurred costs of $1,051, $1,190 and $1,266 with respect to the retirement plans in the years ended December 31, 2006, 2007 and 2008, respectively.

14.           Income Taxes

The Company and some of its subsidiaries operate in the Cayman Islands and other jurisdictions where there are no taxes imposed on companies (collectively referred to as “Cayman Islands”). Some of the Company’s subsidiaries operate in Hong Kong SAR, Singapore, the People’s Republic of China and certain other jurisdictions and are subject to income taxes in their respective jurisdictions. The Company is also subject to withholding taxes for revenues earned in certain other countries.

Income before income taxes consists of:

	Year Ended December 31,
	2006	2007	2008
Cayman Islands	$27,494	$19,579	$24,984
Foreign	2,943	6,775	3,880
	$30,437	$26,354	$28,864

The provision for income taxes consists of:

	Year Ended December 31,
	2006	2007	2008
Current tax expense:
Cayman Islands	$-	$-	$-
Foreign	932	690	751
Deferred tax expense:
Cayman Islands	-	-	-
Foreign	(33)	(362)	(74)
Total provision	$899	$328	$677

The provision for income taxes for the years ended December 31, 2006, 2007 and 2008 differed from the amount computed by applying the statutory income tax rate of 0% as follows:

	Year Ended December 31,
	2006	2007	2008
Income taxes at statutory rate	$-	$-	$-
Foreign income and revenues taxed at higher rates	899	369	670
Impact of change in enacted tax rates	-	(41)	7
Total	$899	$328	$677
Effective tax rate	2.95%	1.24%	2.35%

GLOBAL SOURCES LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

14.	Income Taxes (continued)

Deferred tax assets consist of the following:

	Year Ended December 31,
	2007		2008
	Non Current	Current	Non Current	Current
Deductible temporary differences	$196	$46	$220	$28
Net operating loss carry forwards	$6,144	$36	$6,821	$31
Less: valuation allowance	$(6,144)	$(36)	$(6,718)	$(31)
Deferred tax assets	$196	$46	$323	$28

The Company recorded a valuation allowance for the deferred tax assets relating to net operating loss carried forward due to the uncertainty as to their ultimate realization. The net change in valuation allowance for the years ended December 31, 2006, 2007 and 2008 was a decrease (increase) of approximately $1,410, $(219) and $(569) respectively, resulting primarily from net operating losses incurred, expiry of operating losses carry forward and profits made by some of the subsidiaries during the respective years.

As of December 31, 2008 and 2007, a United States subsidiary had net operating loss carried forward of approximately $16,788 and $16,861 respectively. These losses, which expire in year 2020, can be utilized to reduce future taxable income of the subsidiary subject to compliance with the taxation legislation and regulations in the relevant jurisdiction.

The Company’s subsidiary in Dubai, United Arab Emirates has been granted a fifty year tax holiday in Dubai since it is located in a Free Trade Zone, which may be subject to further renewal upon expiry of the initial fifty-year period in 2057. The Company did not utilize the tax holiday as of December 31, 2007 and 2008.

The Company recognized a deferred tax liability of $283 and $318 as at December 31, 2007 and 2008, respectively, which primarily arose from the temporary differences between the financial reporting and the tax bases of property and equipment in two of the Company’s subsidiaries.

The Company adopted the provisions of FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”) on January 1, 2007.

Under FIN 48, the impact of an uncertain income tax position on the income tax return must be recognized at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant taxing authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Additionally, FIN 48 provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The total amount of unrecognized tax benefits as of January 1, 2007, December 31, 2007 and December 31, 2008 were not material.

The Company did not recognize an increase in the liability for unrecognized tax benefits and no retained earnings adjustment was recorded as of January 1, 2007.

The Company’s subsidiaries are subject to taxation in Hong Kong, the People’s Republic of China, Singapore and other jurisdictions. There are no ongoing examinations by taxing authorities as of December 31, 2008. These subsidiaries’ tax returns mainly for years 2007 and 2008 remain open in various local tax jurisdictions.

GLOBAL SOURCES LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

14.	Income Taxes (continued)

The Company’s policy is to recognize interest and/or penalties related to uncertain tax positions in income tax expense. To the extent accrued interest and penalties do not ultimately become payable, amounts accrued will be reduced and reflected as a reduction of the overall income tax provision in the period that such determination is made. During the year ended December 31, 2008, the Company did not record any interest or penalty relating to uncertain tax positions.

15.           Share Capital

During 2006 the Company increased its authorized share capital from 50,000,000 common shares of $0.01 par value to 75,000,000 common shares of $0.01 par value. On February 28, 2007 and 2008, the Company issued 79,860 and 143,000 common shares, respectively, under the Directors Purchase Plan.

On February 4, 2008, the board of directors of the Company authorized a program to buyback up to $50,000 worth of common shares. The Company may, from time to time, as business conditions warrant, purchase shares in the open market or through private transactions. The buyback program does not obligate the Company to buyback any specific number of shares and may be suspended or terminated at any time at management’s discretion. The timing and amount of any buyback of shares will be determined by management based on its evaluation of market conditions and other factors. As of December 31, 2008, the Company has not bought back any of its shares under this program.

In addition to the above, the board of directors, at their meeting held on 10 and 11 November 2008, approved the repurchase by the Company, by tender offer, which is available for all shareholders to participate, of 6,875,000 issued and outstanding common shares (including the one-for-ten bonus shares announced on February 12, 2009) at a total purchase price of $50,000 or $8.00 per share. Consequently, the Company announced on November 12, 2008 a tender offer, available for all shareholders to participate, to repurchase 6,875,000 of the Company’s common shares at a purchase price of $8.00 per share in cash or up to $50,000. The tender offer commenced on November 21, 2008 and expired on December 19, 2008. The Company's common shares that were properly tendered and not properly withdrawn were greater than the number of shares that the Company offered to purchase. Therefore pro-ration was necessary. The pro-ration process was concluded by December 26, 2008 and the Company accepted 15.97764% of the shares properly tendered and not properly withdrawn by each shareholder. The Company issued payment of $8.00 per share for all pro-rata shares that were properly tendered and not properly withdrawn. The repurchase was completed by December 31, 2008 and the Company paid in total $50,000 in purchase consideration to the selling shareholders. The Company is holding the repurchased shares as treasury shares.

The authorized share capital of the Company as at December 31, 2007 and 2008 is 75,000,000 common shares of $0.01 par value. As at December 31, 2007 and 2008, the Company has 51,230,953 and 51,376,335 common shares issued and 51,230,953 and 44,501,335 common shares outstanding, respectively.

16.           Fair Value of Financial Instruments

The carrying amounts of the Company’s cash equivalents, accounts receivable, receivables from sales representatives, unsecured employee loans and other debtors, accounts payable and accrued liabilities approximate fair value due to their short maturities. The fair value of cash equivalents was discussed in Note 4. The fair value of available-for-sale securities is disclosed in Note 3 and Note 4. The carrying amount and market value of long term investments are discussed in Note 7.

GLOBAL SOURCES LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

17.           Concentration of Credit Risk and Other Risks

Financial instruments, which potentially subject the Company to concentration of credit risk, consist primarily of investments in checking and money market accounts, debt securities issued by U.S. Treasury, available-for-sale securities, accounts receivable and receivables from sales representatives. The Company maintains checking, money market accounts, debt securities issued by U.S. Treasury and available-for-sale securities with high quality institutions. The Company has a large number of customers, operates in different geographic areas and generally does not require collateral on accounts receivable or receivables from sales representatives. The Company generally collects in advance from customers in markets with higher credit risk. In addition, the Company is continuously monitoring the credit transactions and maintains reserves for credit losses where necessary. No customer accounted for more than 10% of the Company’s revenues for each of the years ended December 31, 2006, 2007 and 2008. No customer accounted for more than 10% of the accounts receivable as of December 31, 2007 and 2008.

In 2008, the Company derived 69% of its revenue from online and other media services. The Company expects that a majority of its future revenue will continue to be generated from online and other media services. Market competition from other service providers could negatively impact revenue.

In 2008, the Company derived approximately 95% of its revenue from customers in Asia. The Company expects that a majority of its future revenue will continue to be generated from customers in this region. Future political or economic instability in Asia could negatively impact the business.

18.           Operating Leases

The Company leases office facilities under cancelable and non-cancelable operating leases generally with an option to renew upon expiry of the lease term. During the years ended December 31, 2006, 2007 and 2008, the Company’s operating lease rental and building management services expenses were $1,185, $1,305 and $1,451 respectively.  The estimated future minimum lease rental payments under non-cancelable operating leases as of December 31, 2008 are as follows:

Year Ending December 31,	Operating Leases
2009	$916
2010 onwards	757
$1,673

19.           Segment and Geographic Information

The Company has two reportable segments:  online and other media services and exhibitions.  Revenues by geographic location are based on the location of the customer.

(a)           Segment Information

	Year Ended December 31,
	2006	2007	2008
Revenue:
Online and other media services (Note (a))	$113,097	$125,818	$142,129
Exhibitions	42,122	51,608	58,179
Miscellaneous	1,262	4,633	6,584
Consolidated	$156,481	$182,059	$206,892

GLOBAL SOURCES LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

19.	Segment and Geographic Information (continued)

(a)	Segment Information (continued)

Miscellaneous revenue consists mainly of technical services fee income, rental income, commission income from consignment sales and for 2007 and 2008 also includes revenue from resale of products purchased.

Revenue from barter transactions was $1,268, $1,617 and $2,846 during the years ended December 31, 2006, 2007 and 2008, respectively. Similarly the expenses from barter transactions were $1,365, $1,320 and $2,505 during the years ended December 31, 2006, 2007 and 2008, respectively.

	Year Ended December 31,
	2006	2007	2008
Income/(loss) from operations:
Online and other media services	$21,936	$22,341	$25,033
Exhibitions	(3,752)	(193)	1,802
Miscellaneous	(76)	834	741
Consolidated	$18,108	$22,982	$27,576

	At December 31,
	2007	2008
Identifiable Assets:
Online and other media services	$180,499	$160,993
Exhibitions	84,762	76,986
Miscellaneous	6,547	7,119
Consolidated	$271,808	$245,098

Note:               (a)       Online and other media services consist of:

	Year Ended December 31,
	2006	2007	2008
Online services	$64,396	$75,919	$94,481
Print services	48,701	49,899	47,648
	$113,097	$125,818	$142,129

(b)           Foreign Operations

	Year Ended December 31,
	2006	2007	2008
Revenue:
Asia	$146,315	$171,621	$196,123
United States	7,610	8,596	9,152
Europe	1,571	242	459
Others	985	1,600	1,158
Consolidated	$156,481	$182,059	$206,892

GLOBAL SOURCES LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

19.	Segment and Geographic Information (continued)

(b)           Foreign Operations (continued)

	At December 31,
	2007	2008
Long-Lived Assets:
Asia	$38,429	$84,641
Consolidated	$38,429	$84,641

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

21.           Capital Commitments

The commitments as at December 31, 2008 for the leasehold improvements and purchase of software amounted to $499. The capital commitments as at December 31, 2007 for the purchase of computers and for the development of software was $350.

22.           Restricted Share Award Plan

On February 4, 2000, the Company established a restricted share award plan for the benefit of its chairman and chief executive officer in recognition of his services to the Company. In conjunction with the restricted share award plan, the former parent company assigned 7,100,812 common shares of the Company, representing a 16% equity interest in the Company to the Company. The Company then awarded these shares to its chairman and chief executive officer. The chairman and chief executive officer’s entitlement to 887,605 of these shares is subject to an employment agreement with one of the Company’s United States subsidiaries and entitlement to such shares vested immediately. The chairman and chief executive officer’s entitlement to the remaining 6,213,207 shares is subject to employment, non-compete and vesting terms under an employment agreement with one of the Company’s United States subsidiaries. The 6,213,207 shares were to vest ratably over 10 years, 10% each year on each anniversary date from the grant date.  However, effective August 30, 2000, the Company’s Board of Directors approved the accelerated vesting of all the restricted shares granted to the chairman and chief executive officer resulting in immediate vesting of all the shares. The Company recorded a total of $64,000 in non-cash compensation expense associated with these awards in the year ended December 31, 2000. At the modification date and subsequently the Company, based on historical evidence and the Company’s forecast of future employee separations, estimated that the chairman and chief executive officer will not terminate employment and appointment as director prior to the date that vesting in the shares would have occurred absent the modification. Therefore, the Company has estimated that additional compensation expense to be recognized as a result of the modification is $nil. Should actual results differ from this estimate, adjustment in future reporting periods will be required.

GLOBAL SOURCES LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

23.           Equity Compensation Plans

On December 30, 1999, the Company established The Global Sources Employee Equity Compensation Trust (the “Trust”) for the purpose of administering monies and other assets to be contributed by the Company to the Trust for the establishment of equity compensation and other benefit plans, including the Equity Compensation Plans Numbers I to VII described below.  The Trust is administered by Appleby Services (Bermuda) Ltd (previously known as “Harrington Trust Limited” and then as “Appleby Trust (Bermuda) Ltd.”) (the “Trustee”).  The Trustee in the exercise of its power under the Declaration of Trust may be directed by the plan committee, including the voting of securities held in the Trust. The Board of Directors of the Company will select the members of the plan committee.

On February 4, 2000, in conjunction with the establishment of the Trust and the Share Exchange, the former parent company assigned 4,034,552 common shares of the Company at a historical cost of less than $1, representing a 10% equity interest in the Company, for the establishment of share option plans and/or share award plans, known as ECP I, ECP II and ECP III. Subsequently, share option plans and/or share award plans, known as ECP IV, ECP V, ECP VI and ECP VII were established.

Pursuant to a Declaration of Trust dated November 28, 2006 by the Trustee, “The Global Sources Equity Compensation Trust 2007” (“2007 Trust”) was established. The 2007 Trust is administered by the Trustee as trustee. The purpose of the 2007 Trust is to administer shares contributed by the Company to the 2007 Trust from time to time in connection with providing equity compensation benefits under The Global Sources Equity Compensation (2007) Master Plan described below (“ECP 2007 Master Plan”). In the year 2008, a total of 2,165 shares vested and were issued under the ECP 2007 Master Plan. As of December 31, 2008, no shares were held by the Trustee under the 2007 Trust. In exercising its powers under the Trust, the Trustee may be directed by a plan committee to be constituted and appointed by the Company.  The plan committee (“ECP 2007 Plan Committee”) was constituted and appointed by the Board of Directors on February 15, 2007.

The Equity Compensation Plan committee approved and made several share awards / options under the plans ECP I, ECP II, ECP III and ECP IV. All the share awards / options under these plans have fully vested. The non-cash compensation expenses associated with these awards have been recognized over the vesting terms of the awards from their respective award dates.

Eligible employees, directors and consultants under ECP V are awarded grants of shares, the numbers of which are determined by the plan committee.

Entitlement of the employees and directors to these common shares is subject to employment and vesting terms. Entitlement of consultants to these common shares is subject to continued services provided by the consultants and vesting terms.

The Equity Compensation Plan committee approved the awards of common shares under ECP V on January 23, 2001. The Equity Compensation Plan committee subsequently approved additional awards of common shares under ECP V on various dates.

The non-cash compensation expenses associated with the above awards in accordance with SFAS No. 123(R), under ECP V of approximately $3,275, respectively, are recognized over the five year vesting term from the respective award dates.

Eligible employees, directors and consultants under ECP VI are awarded one-time grants of Global Sources Ltd. common shares, the numbers of which are determined by the plan committee.

GLOBAL SOURCES LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

23.           Equity Compensation Plans (continued)

Entitlement of the employees, directors and consultants to these common shares is subject to non-compete and vesting terms.

The Equity Compensation Plan committee approved ECP VI on March 13, 2001 and made awards of common shares under the plan on various dates subsequently. The non-cash compensation expenses associated with the awards in accordance with SFAS No. 123(R), under ECP VI totaling approximately $1,269 are recognized over the five year vesting term from the respective award dates.

Eligible employees, directors and consultants under ECP VII are awarded grants of Global Sources Ltd. common shares, the numbers of which are determined by the plan committee periodically. Entitlement of the employees and directors to these common shares is subject to employment and vesting terms. Entitlement of consultants to these common shares is subject to continued services provided by the consultants and vesting terms.

The Equity Compensation Plan committee approved the awards of common shares under ECP VII on January 1, 2002 and made further awards on various dates subsequently. The non-cash compensation expenses associated with the above awards in accordance with SFAS No. 123(R), under ECP VII of approximately $12,523 are recognized over the six years vesting term from the respective award dates.

The ECP 2007 Master Plan was approved by the Company’s shareholders on May 8, 2006. The ECP 2007 Master Plan commenced with effect on January 1, 2007 and, unless terminated earlier by the Company’s Board of Directors, will expire on December 31, 2012. The employees, directors and consultants of the Company are eligible to be awarded grants of the Company’s common shares under the ECP 2007 Master Plan. The grantees and the number of shares to be awarded, and the vesting rules and other terms and conditions, are to be as determined by the ECP 2007 Plan Committee, who are authorized under the ECP 2007 Master Plan to issue supplementary or subsidiary documents to set out and evidence such vesting rules and other terms and conditions. The total number of shares to be issued under the ECP 2007 Master Plan is subject to a limit of 3,000,000 common shares.

On November 7, 2006, the Company filed a Form S-8 Registration Statement under the Securities Act of 1933, with the U.S. Securities and Exchange Commission, for up to 3,000,000 common shares to be issued under the ECP 2007 Master Plan.

On March 6, 2007, the Plan Committee approved and issued “The Global Sources Share Grant Award Plan” as a supplementary or subsidiary document to the ECP 2007 Master Plan. Under the plan, the ECP 2007 Plan Committee is to determine who will be granted awards of shares and the number of shares to be awarded to them, and to determine the vesting schedule for such awards. The plan commenced with effect on March 6, 2007, and will terminate upon the expiration or termination of the ECP 2007 Master Plan, or upon the liquidation of the Company, or upon termination by the ECP 2007 Plan Committee, whichever is the earliest to occur. The ECP 2007 Plan Committee approved awards of common shares under the plan during 2007 and 2008. The non-cash compensation expenses associated with the awards of approximately $8,086 are recognized over the six year vesting term of the award.

On March 6, 2007, the Plan Committee approved and issued “The Global Sources Retention Share Grant Plan” as a supplementary or subsidiary document to the ECP 2007 Master Plan. Persons eligible to receive grants under the plan are persons who have been the employees, directors or consultants for at least five years, who retire “in good standing” (as determined by the ECP 2007 Plan Committee), and who would otherwise have their unvested shares (under any applicable equity compensation plans) forfeited upon retirement. The ECP 2007 Plan Committee is to determine who amongst eligible persons will be granted awards of common shares. The number of common shares to be awarded to such grantees is calculated ac-

GLOBAL SOURCES LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

23.      Equity Compensation Plans (continued)

cording to a formula defined in the plan, and will vest in equal installments over a period of five years after retirement, subject to certain non-compete terms and the grantees remaining “in good standing”. The plan commenced with effect on March 6, 2007, and will terminate upon the expiration or termination of the ECP 2007 Master Plan, or upon the liquidation of the Company, or upon termination by the ECP 2007 Plan Committee, whichever is the earliest to occur.

The ECP 2007 Plan Committee approved awards of common shares under the plan during 2007 and 2008. The non-cash compensation expenses associated with the awards of approximately $277 are recognized over the five year vesting term of the award.

The Company expensed $4,000, and $7,753, and credited $(952), in non-cash compensation costs associated with the awards under the above ECP plans in the years ended December 31, 2006, 2007 and 2008, respectively. As of December 31, 2008, there was $8,308 of unrecognized non-cash compensation cost associated with the awards under the above ECP plans, which is expected to be recognized over the next six years.

The Company’s non-vested shares as of December 31, 2008 and changes during the year ended December 31, 2008 were as follows:

	ECP V Grant Plan		ECP VI Grant Plan		ECP VII Grant Plan		The Global Sources Share Grant Award Plan		The Global Sources Retention Share Grant Plan
	Number of shares	Weighted average grant date fair value	Number of shares	Weighted average grant date fair value	Number of shares	Weighted average grant date fair value	Number of shares	Weighted average grant date fair value	Number of shares	Weighted average grant date fair value
Non-vested at January 1, 2008	33,443	$14.67	24,011	$6.56	1,520,211	$5.67	429,310	$12.87	8,635	$19.23
Granted	8,800	$6.17	-	-	-	-	468,703	$11.85	44,729	$10.33
Vested	(20,969)	$14.71	(9,077)	$6.37	(335,139)	$4.54	-	-	(2,382)	$19.51
Forfeited	(10,078)	$14.74	-	-	(27,971)	$6.21	(51,442)	$12.04	-	-
Non-vested at December 31, 2008	11,196	$7.85	14,934	$6.68	1,157,101	$5.98	846,571	$12.31	50,982	$11.41

The total fair value of shares vested during the years ended December 31, 2006, 2007 and 2008 were as follows:

Year ended December 31,	ECP IV Grant Plan	ECP V Grant Plan	ECP VI Grant Plan	ECP VII Grant Plan	The Global Sources Retention Share Grant Plan	Total
2006	$1,024	$586	$324	$946	$-	$2,880
2007	$-	$436	$167	$3,030	$-	$3,633
2008	$-	$284	$124	$8,581	$24	$9,013

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

24.          Directors Purchase Plan (continued)

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

A summary of share option activity under Directors Purchase Plan during the year ended December 31, 2008 was as follows:

	Number of shares	Weighted average exercise price

Outstanding at January 1, 2008	-	-
Granted	140,000	$28.40
Exercised	20,000	$28.40
Forfeited	-	-
Expired	120,000	$28.40
Outstanding at December 31, 2008	-	-
Exercisable at December 31, 2008	-	-

25.           Credit Facilities

The Company holds a Documentary Credit facility with the Hongkong and Shanghai Banking Corporation Limited, for providing documentary credits to the Company’s suppliers.  This facility has a maximum limit of $577. As at December 31, 2008, the unutilized amount under this facility was approximately $504.  Hongkong and Shanghai Banking Corporation Limited has also provided guarantees on behalf of the Company to the Company’s suppliers.  As at December 31, 2008, such guarantees amounted to $3.

26.           Other Commitments

The Company has entered into a number of license agreements during the year 2004 for its exhibition events amounting to $29,730 including fee increases for year 2008 and 2009, in payments over five (5) years.  The agreements are cancelable under Force Majeure conditions, and with the consent of the other party but may be subject to a payment penalty.  As of December 31, 2008 the amount of $29,730 under these agreements has been fully paid.  The amount paid was expensed when the related events were held. Subsequently, in March 2007, the Company entered into a number of venue license agreements for its exhibition events amounting to $44,396 in payments over five and a half years. The agreements are cancelable under Force Majeure conditions, or upon notice and payment of cancellation charges to the other party. The amounts paid will be expensed when the related events are held. As of December 31, 2008, approximately $5,283 was paid under these agreements.

GLOBAL SOURCES LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

26.          Other Commitments (continued)

The Company also entered into several agreements for the event specific promotion of exhibition events amounting to $4,033 in payments over five years.  The amounts under these agreements have been fully paid as of December 31, 2008.

In 2008, the Company entered into several agreements for the event specific promotion of exhibition events amounting to $3,489 in payments over two years. The amount paid under these agreements as of December 31, 2008 was $1,285.

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

27.          Bonus Shares

On December 20, 2007, the Company announced a one for ten bonus share issue on the Company’s outstanding common shares.  Shareholders of record on January 1, 2008 received one additional common share for every ten common shares held, of face value of $0.01 each.  The bonus share issue was distributed on February 1, 2008. The Company has accounted for the bonus share issue as a stock split and reclassified $42 and $42 from additional paid in capital to common share capital as of December 31, 2007 and 2008, respectively.

28.          Shares of HC International, Inc.

HC International Inc. (“HC International”) is a company listed on the Growth Enterprise Market of The Stock Exchange of Hong Kong Limited. In the year 2006, Trade Media Holdings Limited (“TMHL”), a wholly-owned subsidiary of the Company, entered into an agreement (“Sale and Purchase Agreement”) with IDG Technology Venture Investment, Inc. (“IDGVC”) for, and completed, the purchase from IDGVC of 47,858,000 HC International shares (representing an approximate 9.77% equity interest in HC International as of September 30, 2007), at a consideration of approximately $9,875. In the last quarter of 2007, the Company announced, via a press release dated December 10, 2007, that the Company and TMHL had entered into an agreement with IDG Technology Venture Investment III, L.P. (“IDGTVI III”) to sell all its and TMHL’s equity interests in HC International (amounting to 62,652,000 HC International shares) to IDGTVI III, at a sale consideration of approximately $0.1968 per HC International share. The sale was subsequently completed on December 18, 2007, as announced in the Company’s press release dated December 18, 2007.

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

GLOBAL SOURCES LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

28.	Shares of HC International, Inc. (continued)

Pursuant to IDGVC’s indemnification obligations under the Sale and Purchase Agreement, TMHL received approximately $455 from IDGVC during the second quarter ended June 30, 2007. This amount was recorded in the income statement for the year ended December 31, 2007.

The approximate amount of $1,846, being the net amount of the approximately $2,301 impairment loss and the approximately $455 receipt mentioned above, is reflected under the item “Impairment loss on investment and available-for-sale securities, net” in the income statement for the year ended December 31, 2007.

For the sale by the Company and TMHL of all the 62,652,000 HC International shares held by it and TMHL to IDGTVI III during the fourth quarter of 2007, as described above, the Company recorded a gain of approximately $2,361, which is included under “Gain on sale of available-for-sale securities” in the income statement for the year ended December 31, 2007.

29.          Business Acquisition

On August 16, 2007, Trade Media Holdings Limited (“TMHL”), a wholly owned subsidiary of the Company and Blue Bamboo China Ventures (“BBCV”) an exempted company incorporated in Cayman Islands entered into a Sales and Purchase Agreement (“S&P”), in which TMHL will purchase certain intellectual property rights and other related intangible assets (the “Acquired Assets”) from BBCV. The S&P was duly completed on September 12, 2007. BBCV is an online media company that built a network of four websites that provide information about home renovation, overseas study, weddings and parenting to urban Chinese consumers. This acquisition was made in line with the Company’s strategy to expand its domestic China initiatives.

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

GLOBAL SOURCES LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

29.	Business Acquisition (continued)

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

31.          Post Balance Sheet Events

On February 12, 2009, the Company announced a one for ten bonus share issue on the Company’s outstanding common shares. Shareholders of record on February 27, 2009 received one additional common share for every ten common shares held, of face value of $0.01 each. The bonus shares have been distributed on or about March 31, 2009. The Company has accounted for the bonus share issue as a stock split and retrospectively reclassified $46 and $47 from additional paid in capital to common share capital as of December 31, 2007 and 2008, respectively. The computations of basic and diluted net income per share have been adjusted retrospectively for all periods presented based on new number of shares. All common shares and per share amounts in the consolidated financial statements and related notes have been retroactively adjusted to reflect the one for ten bonus share issue for all periods presented.

ITEM 9.	THE OFFER AND LISTING

Price history of stock

The following table sets forth the high and low per share closing prices for our common shares for the periods indicated, as adjusted for the one for ten bonus share issues announced on February 16, 2004, March 1, 2005, March 6, 2006, March 5, 2007, December 20, 2007 and on February 12, 2009.

Period	High	Low
Year 2004	$10.44	$3.63
Year 2005	$14.17	$4.11
Year 2006	$13.53	$6.38
Year 2007	$32.14	$11.49
Year 2008	$26.67	$4.18
First Quarter 2007	$15.70	$11.51
Second Quarter 2007	$19.00	$11.49
Third Quarter 2007	$20.53	$12.59
Fourth Quarter 2007	$32.14	$17.47
First Quarter 2008	$26.68	$9.55
Second Quarter 2008	$15.35	$10.76
Third Quarter 2008	$14.55	$8.64
Fourth Quarter 2008	$9.22	$4.18
First Quarter 2009	$5.45	$3.30
December 2008	$7.01	$4.64
January 2009	$5.45	$3.77
February 2009	$4.95	$4.06
March 2009	$4.76	$3.30
April 2009	$5.14	$3.67
May 2009	$7.09	$4.35

Markets

Our shares are listed and traded under the symbol “GSOL” on Nasdaq.

ITEM 10.	ADDITIONAL INFORMATION

Memorandum and Bye-Laws

The following statements are brief descriptions of our common shares, and the more important rights and privileges of our shareholders conferred by the laws of Bermuda and our Memorandum of Association and Bye-Laws, and is based upon the advice of Appleby, our Bermuda counsel, but are qualified in its entirety by reference to our Memorandum of Association and Bye-Laws and the laws of Bermuda.

Description of shareholder rights attaching to our common shares

The Company is registered with the Bermuda Registrar of Companies with registration number 27310. It has the usual objects and powers of a Bermuda exempt company, found in its Memorandum of Association, empowering it to, among other things, deal in goods of all kinds, and to acquire, hold and dispose of all forms of real property outside Bermuda, and personal property worldwide, including intellectual property. Our authorized share capital consists of 75,000,000 common shares, par value $0.01 per share. A bonus share distribution of one share for every ten shares was issued to all of our shareholders of record on February 27, 2009 and distributed on or about March 31, 2009.  As of April 30, 2009, we had a total of 51,418,330 common shares issued, comprising 44,543,330 common shares outstanding and 6,875,000 common shares held as treasury shares.

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

The following is a summary of provisions of Bermuda law and our organizational documents, including our Bye-Laws. We refer you to our memorandum of association and Bye-Laws, copies of which have been filed with the SEC. You are urged to read these documents for a complete understanding of the terms of the memorandum of association and Bye-Laws.

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

Voting Rights

Save where a greater majority is required by the Companies Act 1981 of Bermuda (as amended) (the “Companies Act”) or our Bye-Laws, under Bermuda law and our Bye-Laws, questions brought before a general meeting are decided by a simple majority vote of shareholders present or represented by proxy. Subject to any rights or restrictions attached to any class of shares, each shareholder is entitled to one vote for each share held. Matters will be decided by way of votes cast on a show of hands, unless a poll is demanded.

If a poll is demanded, each shareholder who is entitled to vote and who is present in person or by proxy has one vote for each common share entitled to vote on such question. A poll may only be demanded under our Bye-Laws by:

•	the chairman of the meeting;

•	at least three shareholders present in person or represented by proxy;

•
any shareholder or shareholders present in person or represented by proxy and holding between them not less than one-tenth of the total voting rights of all shareholders having the right to vote at such meeting; or

•
a shareholder or shareholders present in person or represented by proxy holding shares conferring the right to vote at such meeting, being common shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all such common shares conferring such right.

No shareholder shall, unless the board of directors otherwise determines, be entitled to vote at any general meeting unless all calls or other sums presently payable by that shareholder in respect of all shares held by such shareholder have been paid.

Dividend Rights

Under Bermuda law, a company may declare and pay dividends unless there are reasonable grounds for believing that the company is, or would after the payment be, unable to pay its liabilities as they become due or that the realizable value of the company’s assets would thereby be less than the aggregate of its liabilities and its issued share capital and share premium accounts.

Under our Bye-Laws, each share is entitled to a dividend if, as and when dividends are declared by the board of directors. The board of directors may determine that any dividend may be paid in cash or will be satisfied in paying up in full in our common shares to be issued to the shareholders credited as fully paid or partly paid or partly in one way and partly the other. The board of directors may also pay any fixed cash dividend which is payable on any of our common shares half-yearly or on other dates, whenever our position, in the opinion of the board of directors, justifies such payment.

Dividends, if any, on our common shares will be paid at the discretion of our board of directors if it appears to the board of directors to be justified by the position of the Company and will depend on our future operations and earnings, capital requirements, surplus and general financial conditions, as our board of directors may deem relevant.

We have not paid any cash dividends on our common shares since October 1999. Previously, we paid cash dividends as a private company as a means to distribute earnings to shareholders. Beginning in October 1999, we have focused on the implementation of our growth plans, and we have retained earnings in furtherance of such plans. Our board of directors reviews its options for the use of cash on a regular basis, including whether or not to pay any cash dividends.

Purchase by a Company of its Own Common Shares

We may purchase our own common shares out of the capital paid up on the common shares in question or out of funds that would otherwise be available for dividend or distribution or out of the proceeds of a fresh issue of common shares made for the purposes of the purchase. We may not purchase our shares if, on the date on which the purchase is to be effected, there are reasonable grounds for believing that the Company is, or after the purchase would be, unable to pay its liabilities as they become due, or as a result, our issued share capital would be reduced below the minimum capital specified in our memorandum of association.

However, to the extent that any premium is payable on the purchase, the premium must be provided out of the funds of the company that would otherwise be available for dividend or distribution or out of a company’s share premium account. Any common shares purchased by a company are treated as cancelled and the amount of the company’s issued capital is diminished by the nominal value of the shares accordingly but shall not be taken as reducing the amount of the company’s authorized share capital. However, pursuant to recent changes to the Companies Act, effective December 29, 2006, a company may purchase its own shares, to be held as treasury shares, if authorized to do so by its memorandum of association or Bye-laws. A proposed resolution for the amendment of our Bye-Laws, to authorize us to purchase our own shares, to be held as treasury shares, was put forth to our shareholders for approval at our Annual General Meeting, held on June 18, 2007 (Hong Kong time). The resolution was approved by our shareholders, so we are now able to acquire our own shares and hold them as treasury shares, subject always of course to the provisions of the Companies Act, to our Bye-Laws, to the securities laws of the United States and to the rules of Nasdaq. On February 4, 2008, we announced via a press release that our board of directors has authorized a program to repurchase up to $50 million of our common shares in the open market or through private transactions, from time to time, as business conditions warrant, but on the basis that we are not obligated to repurchase any specific number of shares and that the program may be suspended or terminated at any time at our management’s discretion. The timing and amount of the repurchase of shares (if any) will be determined by our management, based on its evaluation of market conditions and other factors. As of April 30, 2009, no repurchases of our common shares have been made under this program.

Our board of directors, at their meetings held on November 10 and 11, 2008, approved the tender offer by us for 6.25 million of our common shares, or approximately 13.4% of our total common shares then outstanding, at a total purchase price of $50.0 million or $8.00 per share. The tender offer commenced on November 21, 2008 and expired on December 19, 2008. Our common shares that were properly tendered and not properly withdrawn were greater than the number of shares that we offered to purchase, which therefore required a pro-ration process. The pro-ration process was concluded on December 26, 2008 and we accepted 15.97764% of the shares properly tendered and not properly withdrawn by each shareholder. We are holding the repurchased shares as treasury shares, which are disclosed as such on our balance sheet as of December 31, 2008.

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

Our Bye-Laws provide that a quorum for such a meeting shall be two persons present in person or by proxy representing a majority of the shares of the relevant class. The Bye-Laws specify that the creation or issue of shares ranking on parity with existing shares will not, subject to any statement to the contrary in the terms of issue of those shares or rights attached to those shares, vary the special rights attached to existing shares.

Change of Control

Our Bye-Laws have two provisions that could delay a change of control. The first is the classified board, which means that only a portion of the directors come up for election every year, thus delaying a change in the composition of the Board. The second is the "Business Combinations" Bye-law (Bye-laws 155-163), which requires the approval of sixty-six and two-thirds percent (66 ⅔%) of shareholders voting at a general meeting, over and above any other approvals required by our Bye-Laws to permit certain mergers, amalgamations or similar transaction to go forward.

Transfer of Common Shares

Subject to the Companies Act and the “Transfer Restrictions” section below, a shareholder may transfer title to all or any of his shares by completing an instrument of transfer in the usual common form or in such other form as the board of directors may approve.

Transfer Restrictions

The board of directors may in its absolute discretion and without assigning any reason refuse to register the transfer of any share that is not fully paid.

The board of directors may refuse to register an instrument of transfer of a share unless it:

•	is duly stamped, if required by law, and lodged with us;

•	is accompanied by the relevant share certificate and such other evidence of the transferor’s right to make the transfer as the board of directors shall reasonably require;

•	has obtained, where applicable, permission of the Bermuda Monetary Authority; and

•	is in respect of only one class of shares.

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

Disclosure of Interests

Our Bye-Laws provide that a director who has at least a five percent interest, directly or indirectly, in an entity that is interested in a contract or proposed contract or arrangement with us, shall declare the nature of such interest at the first opportunity at a meeting of the board of directors, or by writing to the board of directors. If the director has complied with the relevant sections of the Companies Act and our Bye-Laws with regard to the disclosure of his interest, the director may vote at a meeting of the board of directors or a committee thereof on a contract, transaction or arrangement in which that director is interested and he will be taken into account in ascertaining whether a quorum is present.

Under Bermuda law, the Company may not make loans to its directors unless approved by a majority of the shareholders holding 90% of the voting rights.

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

Meetings of Shareholders

Under Bermuda law, a company is required to convene at least one general shareholders’ meeting as an Annual General Meeting per calendar year. The directors of a company, notwithstanding anything in its Bye-laws, shall, on the requisition of the shareholders holding at the date of the deposit of the requisition not less than one-tenth of the paid-up capital of the company carrying the right of vote, proceed duly to convene a special general meeting.

Under the Companies Act, the board of directors may convene a special general meeting whenever in their judgment such a meeting is necessary. Unless the bye-laws of a company specify longer period otherwise, Bermuda law requires that shareholders be given at least five days’ notice of a meeting of the company. Our Bye-Laws extend this period to provide that at least 21 days’ written notice of a general meeting must be given to those shareholders entitled to receive such notice. The accidental omission to give notice to or non-receipt of a notice of a meeting by any person does not invalidate the proceedings of a meeting.

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

Under our Bye-Laws, notice to any shareholders may be delivered either personally, by electronic means or by sending it through the post, by airmail where applicable, in a pre-paid letter addressed to the shareholder at his address as appearing in the share register or by delivering it to, or leaving it at such registered address or, in the case of delivery by electronic means, by delivering it to the shareholder at such address as may be provided to the company by the shareholder for such purpose. A notice of a general meeting is deemed to be duly given to the shareholder if it is sent to him by cable, telex, telecopy or electronic means. Any such notice shall be deemed to have been served twenty-four hours after its dispatch.

Access to Books and Records and Dissemination of Information

Under Bermuda law, members of the general public have the right to inspect the public documents of a company available at the office of the Bermuda Registrar of Companies. These documents include a company’s certificate of incorporation, its memorandum of association (including its objects and powers) and any alteration to the memorandum of association and address of registered office and resident representative.

Our shareholders and directors have the additional right to inspect our Bye-Laws, our minute books and our audited financial statements, which, unless agreed by all shareholders and directors, must be presented at an annual general meeting. For the avoidance of doubt, with respect to the aforesaid inspection of our minute books, our shareholders only have the right under our Bye-Laws to inspect minutes of shareholder meetings.

Our Bye-Laws provide that our register of shareholders is required to be open for inspection during normal business hours by shareholders without charge and to members of the general public on the payment of a fee. A company is required to maintain its share register in Bermuda but may, subject to the provisions of the Companies Act, establish one or more branch register outside of Bermuda. We have established a branch register with our transfer agent, Computershare Investor Services, LLC, 655 Montgomery Street, Suite 830, San Francisco, CA 94111, U.S.A.

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

Election or Removal of Directors

Our Bye-Laws provide that the number of directors will be such number not less than two, as our shareholders by resolution may from time to time determine. A director of a Bermuda company will serve until his successor is appointed or his prior removal in the manner provided by the Companies Act or the Bye-laws of a Bermuda company. Our Bye-Laws provide that at each annual general meeting one-third of the directors will retire from office on a rotational basis based on length of time served. A director is not required to hold shares in a company to qualify to join the board, and once appointed may sit on the board regardless of age, unless the bye-laws provide otherwise. Our Bye-Laws do not require qualifying shares to join the board and do not set age limits for directors who serve on the board. All directors must provide written acceptance of their appointment within thirty days of their appointment.

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

The office of a director will be vacated in the event of any of the following:

•	if he resigns his office by notice in writing to be delivered to our registered office or tendered at a meeting of the board of directors;

•	if he becomes of unsound mind or a patient for any purpose of any statute or applicable law relating to mental health, and our board of directors resolves that his office is vacated;

•	if he becomes bankrupt under the law of any country or compounds with his creditors;

•	if he is prohibited by law from being a director;

•	if he ceases to be a director by virtue of the Companies Act or our Bye-Laws, or is removed from office pursuant to our Bye-Laws;

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

Under Bermuda law, the holders of an aggregate of no less than 20% in par value of a company’s issued share capital or any class of issued share capital have the right to apply to the Bermuda Court for an annulment of any amendment of the memorandum of association adopted by shareholders at any general meeting, other than an amendment that alters or reduces a company’s share capital as provided in the Companies Act. Where an application is made, the amendment becomes effective only to the extent that it is confirmed by the Bermuda Court. An application for the annulment of an amendment of the memorandum of association must be made within 21 days after the date on which the resolution altering the company’s memorandum of association is passed and may be made on behalf of the person entitled to make the application by one or more of their number as they may appoint in writing for the purpose. No application may be made by persons voting in favor of the amendment.

Our Bye-Laws provide that they may be amended in the manner provided for in the Companies Act. The Companies Act provides that the directors may amend the bye-laws, provided that any such amendment shall be operative only to the extent approved by the shareholders.

Transactions with Interested Shareholders

Our Bye-Laws prohibit us from engaging in a business combination with any interested shareholder unless the business combination is approved by two-thirds of the holders of our voting shares (other than shares held by that interested shareholder or any affiliate or associate of such interested shareholder), or by a simple majority if the business combination is approved by a majority of continuing directors or if certain prescribed conditions are met assuring that we will receive fair market value in exchange for such business combination. In this context, a “business combination” includes mergers, asset sales and other material transactions resulting in a benefit to the interested shareholder or the adoption of a plan for our liquidation or dissolution; a “continuing director” is a member of our board of directors that is not an affiliate or associate of an interested shareholder and was a member of our board prior to such person becoming an interested shareholder; and an “interested shareholder” is any person (other than us or any of our subsidiaries, any employee benefit or other similar plan or any of our shareholders that received our shares in connection with our share exchange in 2000 prior to the listing of our shares on Nasdaq) that owns or has announced its intention to own, or with respect to any of our affiliates or associates, within the prior two years did own, at least 15% of our voting shares.

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

Our Bye-Laws also contain provisions for the advancement of funds to our directors, officers and other indemnified persons for expenses incurred in defending legal proceedings against them arising from the course of their duties. At our Annual General Meeting on June 11, 2008, our shareholders approved amendments to our Bye-Laws to provide more specifically that if any fraud or dishonesty on the part of the director, officer or other indemnified person concerned is proved, any such funds advanced to him or her must be repaid. These amendments conformed our Bye-Laws with changes to the Companies Act.

Material Contracts

During the first quarter of 2007, a subsidiary of the Company entered into a number of venue license agreements for our exhibition events amounting to approximately $44.396 million in payments over five and a half years. The agreements are cancellable under force majeure conditions, or upon notice and payment of cancellation charges to the other party. As of December 31, 2008, approximately $5.283 million was paid under the terms of these agreements.

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

•
As an “exempted company”, we are exempt from Bermuda laws which restrict the percentage of share capital that may be held by non-Bermudians. However, as an exempted company, subject to the Companies Act, we are generally not permitted to participate in most business transactions and activities of any kind or type conducted from within Bermuda, including those which involve land in Bermuda, except in furtherance of our business carried on outside Bermuda or under a license granted by the Minister of Finance of Bermuda.

Taxation

Bermuda Taxation

This summary is based on laws, regulations, treaty provisions and interpretations now in effect and available as of the date of this Form 20-F. The laws, regulations, treaty provisions and interpretations, however, may change at any time, and any change could be retroactive to the date of issuance of our common shares. These laws, regulations and treaty provisions are also subject to various interpretations, and the relevant tax authorities or the courts could later disagree with the explanations or conclusions set out below.

We have received from the Minister of Finance a written undertaking under the Exempted Undertakings Tax Protection Act, 1966 (as amended) of Bermuda, to the effect that in the event of there being enacted in Bermuda any legislation imposing tax computed on profits or income, or computed on any capital asset, gain or appreciation, or any tax in the nature of estate duty or inheritance tax, then the imposition of any such tax shall not be applicable to us or to any of our operations or to our shares, debentures or other obligations until March 28, 2016. These assurances are subject to the proviso that they are not construed so as to prevent the application of any tax or duty to such persons as are ordinarily resident in Bermuda or to prevent the imposition of property taxes on any company owning real property or leasehold interests in Bermuda.

Currently there is no Bermuda withholding tax on dividends that may be payable by us in respect to the holders of our common shares. No income, withholding or other taxes or stamp duty or other duties are imposed upon the issue, transfer or sale of the shares or on any payment thereunder. There is no reciprocal income tax treaty affecting us exists between Bermuda and the United States.

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

We operate internationally and foreign exchange rate fluctuations may have a material impact on our results of operations. Historically, currency fluctuations have been minimal on a year-to-year basis in the currencies of the countries where we have operations. As a result, foreign exchange gains or losses in revenues and accounts receivable have been offset by corresponding foreign exchange losses or gains arising from expenses. Our contracts with customers are denominated and priced in foreign currencies. The conversion of these contract proceeds to U.S. Dollars could result in losses and reflects the foreign exchange risk assumed by us between contract signing and the conversion of cash into U.S. Dollars.

The following table summarizes our foreign currency Accounts Receivable and provides the information in U.S. Dollar equivalent:

	As of December 31, 2008 (in U.S. Dollars Thousands)				As of December 31, 2007 (in U.S. Dollars Thousands)
	Expected maturity dates				Expected maturity dates
Currency	Within 1 year	Thereafter	Total	Fair value	2008	Thereafter	Total	Fair value

HKD	1,301	-	1,301	1,301	1,549	-	1,549	1,549
CNY	2,678	-	2,678	2,678	2,918	-	2,918	2,918
TWD	561	-	561	561	774	-	774	774
JPY	191	-	191	191	160	-	160	160
	4,731	-	4,731	4,731	5,401	-	5,401	5,401

We believe this risk is mitigated because historically a majority (ranging between 98% to 99%) of our revenue is denominated in U.S. Dollars or is received in the Hong Kong Dollar, which is currently pegged to the U.S. Dollar, the Chinese Renminbi which historically remained relatively stable but strengthened during the past two years against the U.S. Dollar and the New Taiwan Dollar which is relatively stable against U.S. Dollar. Correspondingly, a majority (approximately 60% to 80%) of our expenses are denominated in Asian currencies. To the extent significant currency fluctuations occur in the New Taiwan Dollar, the Chinese Renminbi or other Asian currencies, or if the Hong Kong Dollar is no longer pegged to the U.S. Dollar, our revenue and expenses will fluctuate and our profits will be affected.

As of December 31, 2008, we have not engaged in foreign currency hedging activities.

In the year ended December 31, 2008 and the year ended December 31, 2007, we derived more than 90% of our revenue from customers in the Asia-Pacific region. We expect that a majority of our future revenue will continue to be generated from customers in this region. Future political or economic instability in the Asia-Pacific region could negatively impact our business.

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

Evaluation of Disclosure Controls and Procedures

As required by Rules 13a-15 (e) and 15d-15 (e) under the Exchange Act, management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures as of the end of the period covered by this report. Disclosure controls and procedures refer to controls and other procedures designed to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the rules and forms of the SEC. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in our reports that we file or submit under the Securities Exchange Act of 1934 is accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding our required disclosure.

Based on the foregoing, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2008, the end of the period covered by this report, our disclosure controls and procedures were effective.

Report of Management on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting as such term is defined in Rule 13a-15(f) under the Exchange Act.

Internal control over financial reporting refers to a process designed by, or under the supervision of, our Chief Executive Officer and Chief Financial Officer and effected by our Board of Directors, Management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

-	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets;

-
provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and members of our board of directors; and

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

Management evaluated the effectiveness of our internal control over financial reporting as of December 31, 2008 using the framework set forth in the report of the Treadway Commission’s Committee of Sponsoring Organizations (“COSO”), “Internal Control — Integrated Framework.”

Based on the foregoing management has concluded that our internal control over financial reporting was effective as of December 31, 2008. Our independent registered public accounting firm, PricewaterhouseCoopers LLP, has issued an audit report on our internal control over financial reporting, which is included herein.

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

During 2008, the Company did not grant any waiver, including any implicit waiver, from any provision of the Code of Ethics to the chief executive officer, chief financial officer, chief accounting officer or controller or other person performing similar functions.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Ernst & Young served as our independent registered public accounting firm for the financial year ended December 31, 2007, for which audited financial statements appear in this annual report on Form 20-F.

PricewaterhouseCoopers LLP served as our independent registered public accounting firm from August 2008.

The following table shows the aggregate audit fees, audit-related fees, tax fees and all other fees for the services provided by Ernst & Young for 2007 and PricewaterhouseCoopers LLP for 2008:

	Year ended December 31,
	2008	2007
Audit fees	$694,830	$1,211,218
Audit-related fees	-	-
Total	$694,830	$1, 211,218
Tax fees	75,989	2,000
All other fees	-	192,291
Total fees	$770,819	$1,405,509

Audit fees include fees associated with the review of the Company’s annual financial statements and services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years.

Tax fees for year 2007 for tax compliance, tax advice and tax planning consisted of review of tax returns and review of tax provision for a subsidiary. For year 2008, such fees consisted of review of tax returns for four subsidiaries of the Company, filing of quarterly VAT returns for a subsidiary and permissible tax consulting and tax compliance advice.

All other fees for year 2007 consisted mainly of cyber process certification for the Company’s management’s assertions on the computation of the number of community membership, provision of information technology security assessment services and review of tax status.

Audit Committee’s Pre-approval Policies and Procedures

Our Audit Committee nominates and engages our independent auditors to audit our financial statements. Our Audit Committee also requires management to obtain the Audit Committee’s approval on a case-by-case basis before engaging our independent auditors to provide any audit or permitted non-audit services to us or our subsidiaries.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

- (Not applicable)

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

- (Not applicable)

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

As disclosed in the Company’s Form 6-K filed on August 22, 2008, we engaged PricewaterhouseCoopers LLP (“PwC”) to serve as our new independent registered public accountants in connection with the audit of its financial statements for the financial year ended December 31, 2008.  The removal of our previous independent registered public accountants, Ernst & Young LLP (“E&Y”), and the engagement of PwC was recommended by our Audit Committee to the Board of Directors on July 14, 2008, based on a more competitive fee quote having been received from PwC, as compared with E&Y’s fee quote.  The Board of Directors at their meeting on July 14, 2008 agreed with the Audit Committee’s recommendation, and decided to convene a special general meeting of the shareholders to consider and approve the proposed change.  At the special general meeting of the shareholders held on August 22, 2008, our shareholders approved the removal of E&Y as our independent registered public accountants, effective August 22, 2008, and the appointment of PwC as our new independent registered public accountants for the financial year ending December 31, 2008, effective August 22, 2008 until our next annual general meeting.

During the Company’s financial years ended December 31, 2007 and 2006 and in the subsequent interim periods prior to the removal of E&Y with effect on August 22, 2008, neither the Company nor any of its subsidiaries consulted with PwC concerning (i) the application of accounting principles to a specific completed or contemplated transaction, or the type of audit opinion that might be rendered on our financial statements and no written or oral advice was provided by PwC that was an important factor considered by the Company in reaching a decision as to any accounting, auditing or financial reporting issue, or (ii) any matter that was either the subject of a disagreement or event, as set forth in Item 304(a)(1)(iv) of Regulation S-K.

E&Y’s reports on the Company’s financial statements for the financial years ended December 31, 2007 and 2006 did not contain an adverse opinion or a disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope or accounting principles.  During the two most recent financial years ended December 31, 2007 and 2006, and in the subsequent interim period through August 22, 2008, there were (i) no disagreements between the Company and E&Y on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreement, if not resolved to the satisfaction of E&Y, would have caused E&Y to make reference to the subject matter of the disagreement in its reports on the consolidated financial statements for such years, and (ii) no “reportable events” as that term is defined in Item 304(a)(1)(v) of Regulation S-K.

ITEM 16G.	CORPORATE GOVERNANCE – (Not applicable)

PART III

All financial information contained in this document is expressed in United States Dollars, unless otherwise stated.

ITEM 17.	FINANCIAL STATEMENTS

– (Not applicable)

ITEM 18.	FINANCIAL STATEMENTS

As provided in Item 8, the Company has presented financial statements in accordance with U.S. accounting standards in lieu of Item 18.

ITEM 19.	EXHIBITS

EXHIBIT INDEX

Exhibit No.	Description

1.1	Memorandum of Association of the Company. *
1.2	Bye-laws of the Company. *
1.3	Amendments to the Bye-Laws of Global Sources Ltd., as approved at the May 6, 2002 Annual General Meeting of Shareholders. ++
2.1	Specimen Certificate. *
4.2	Form of executive officer employment agreement. *
4.3	Employment Agreement dated November 1, 1999, by and between Trade Media Holdings Limited and Merle Hinrichs. *
4.4	Amendment to Employment Agreement dated January 19, 2000, between Trade Media Holdings Limited and Merle Hinrichs. *
4.5	Employment Agreement dated as of January 29, 2000, by and between LER Corporation and Merle Hinrichs. *
4.6	Form of Restricted Stock Award and Agreement, dated as of January 29, 2000, by and between LER Corporation and Merle Hinrichs. *
4.7	Amendment No.1 to Restricted Stock Award and Agreement dated as of February 29, 2000, by and between LER Corporation and Merle Hinrichs. *
4.8	Form of The Global Sources Employee Equity Compensation Plan No. I. *
4.9	Form of The Global Sources Employee Equity Compensation Plan No. II. *
4.10	Form of The Global Sources Employee Equity Compensation Plan No. III. *
4.18	Form of The Global Sources Employee Equity Compensation Plan No. IV. **
4.19	Form of The Global Sources Employee Equity Compensation Plan No. V. **
4.20	Form of The Global Sources Employee Equity Compensation Plan No. VI. ***
4.21	Form of The Global Sources Employee Equity Compensation Plan No. VII. *****
4.22	Global Sources’ Code of Ethics (approved and adopted by the Board of Directors on March 7, 2003). ###
4.23	Form of The Global Sources Employee Equity Compensation Plan No. V (Amended). *****
4.24	Placement Agency Agreement dated March 17, 2005, between the Company and W.R. Hambrecht & Co. LLC. ####
4.25	Form of Purchase Agreement between the Company and certain purchasers of the common shares. ####
4.26	Shenzhen International Chamber of Commerce Tower Subscription Agreement dated July 5, 2004 (English translation). ++++
4.27	Real Estate Sales Contract of Shenzhen (Presale) dated August 31, 2004 (English translation). ++++
4.28	Supplemental Agreement to the Contract on Purchasing Shenzhen International Commercial Chamber Center Premises dated August 31, 2004 (English translation). ++++
4.29	Summary Table of Property Units and Payment Amounts. ++++
4.30	Supplementary Agreement Concerning Alteration of Payment Method dated December 3, 2004 (English translation). ++++
4.31	Sale and Purchase Agreement, dated May 24. 2006, by and between IDG Technology Venture Investment, Inc., Trade Media Holdings Limited and International Data Group, Inc. ~

Exhibit No.	Description

4.32	Call Option Deed Relating to Shares in HC International, Inc., dated May 24, 2006, between Trade Media Holdings Limited and other parties thereto. ~
4.33	Call Option Deed Relating to Equity Interest in Beijing Huicong International Information Co., Ltd., dated May 24, 2006, between Trade Media Holdings Limited and HC Construction Co., Ltd. ~
4.34	The Global Sources Ltd. Directors Purchase Plan (as of 5 November 2005). +++++
4.35	The Global Sources Equity Compensation (2007) Master Plan. +++++
4.36	The Global Sources Share Grant Award Plan. ++++++
4.37	The Global Sources Retention Share Grant Plan. ++++++
4.38	Sale and Purchase Agreement, dated December 10, 2007, by and between Global Sources Ltd., Trade Media Holdings Limited and IDG Technology Venture Investment III, L.P. +++++++
4.39	The Global Sources Directors Share Grant Award Plan.
4.40	Directors Purchase Plan (updated effective as of January 1, 2009)
8.1	Subsidiaries of Global Sources Ltd.
12.1	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification by the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes – Oxley Act of 2002.
13.2	Certification by the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes–Oxley Act of 2002.
14.1	Consent of Independent Accountants for incorporation of their report filed with Form 6-K into the Company’s previously filed Registration Statements File No. 333-59058 and 333-62132. ****
14.2	Changes in Registrant’s Certifying Accountant. +++
14.3	Letter to the SEC from the Company pursuant to SEC Release No. 33-8070, dated April 9, 2002. ****
14.4
Consent of Independent Accountants for incorporation of their report filed under Form 20-F into the Company’s previously filed Registration Statements File No. 333-104426, 333-59058, 333-138474, 333-114411 and 333-154960.

14.5	Press release dated February 16, 2004 to announce the bonus share issue by Global Sources Ltd. ##
14.6	Press release dated March 1, 2005 to announce the bonus share issue by Global Sources Ltd. #####
14.7	Press release dated March 6, 2006 to announce the bonus share issue by Global Sources Ltd. ######
14.8	Press release dated March 5, 2007 to announce the bonus share issue by Global Sources Ltd. #######
14.9	Press release dated December 20, 2007 to announce the bonus share issue by Global Sources Ltd. ########
14.10	Press release dated February 4, 2008 to announce share buyback program #########
14.11	Press release dated February 12, 2009 to announce the bonus share issue by Global Sources Ltd. ##########
14.12
Consent of Independent Accountants for incorporation of their report filed under Form 20-F into the Company’s previously filed Registration Statements File No. 333-104426, 333-59058, 333-138474, 333-114411 and 333-154960.

14.13	Letter to Securities and Exchange Commission from the Company’s previous Independent Registered Public Accountants.

___________________

*	Incorporated by reference to Form 20-F Annual Report of Global Sources Ltd. filed with the Securities and Exchange Commission on June 30, 2000.

**	Incorporated by reference to Form 20-F Annual Report of Global Sources Ltd. filed with the Securities and Exchange Commission on April 5, 2001.

***	Incorporated by reference to Form S-8 Registration Statement filed with the Securities and Exchange Commission on June 1, 2001.

****	Incorporated by reference to Form 6-K filed with the Securities and Exchange Commission on April 25, 2002.

~
Incorporated by reference to Form 20-F Annual Report of Global Sources Ltd. filed with the Securities and Exchange Commission on June 12, 2006 and confidential treatment requested (the confidential portions of such exhibits have been omitted and filed separately with the Securities and Exchange Commission).

*****	Incorporated by reference to Form S-8 Registration Statement filed with the Securities and Exchange Commission on April 10, 2003.

+	Incorporated by reference to Form 20-F Annual Report of Global Sources Ltd. filed with the Securities and Exchange Commission on April 30, 2002.

++	Incorporated by reference to Form 6-K filed with the Securities and Exchange Commission on May 6, 2002.

+++	Incorporated by reference to Form 6-K filed with the Securities and Exchange Commission on August 13, 2002.

++++	Incorporated by reference to Form 20-F Annual Report of Global Sources Ltd. filed with the Securities and Exchange Commission on May 13, 2005.

+++++	Incorporated by reference to Form S-8 Registration Statement filed with the Securities and Exchange Commission on November 7, 2006.

++++++	Incorporated by reference to form 20-F Annual report of Global Sources Ltd. filed with the Securities and Exchange Commission on June 28, 2007.

+++++++	Incorporated by reference to form 20-F Annual report of Global Sources Ltd. filed with the Securities and Exchange Commission on June 25, 2008.

#	Incorporated by reference to Form 20-F Annual Report of Global Sources Ltd. filed with the Securities and Exchange Commission on May 5, 2003.

##	Incorporated by reference to Form 6-K filed with the Securities and Exchange Commission on February 18, 2004.

###	Incorporated by reference to Form 20-F Annual Report of Global Sources Ltd. filed with the Securities and Exchange Commission on May 4, 2004.

####	Incorporated by reference to Form 6-K filed with the Securities and Exchange Commission on March 21, 2005.

#####	Incorporated by reference to Form 6-K filed with the Securities and Exchange Commission on March 8, 2005.

######	Incorporated by reference to Form 6-K filed with the Securities and Exchange Commission on March 7, 2006.

#######	Incorporated by reference to Form 6-K filed with the Securities and Exchange Commission on March 7, 2007.

########	Incorporated by reference to Form 6-K filed with the Securities and Exchange Commission on December 21, 2007.

#########	Incorporated by reference to Form 6-K filed with the Securities and Exchange Commission on February 5, 2008.

##########	Incorporated by reference to Form 6-K filed with the Securities and Exchange Commission on February 12, 2008.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

GLOBAL SOURCES LTD.
By: /s/ EDDIE HENG Eddie Heng, Director and Chief Financial Officer

Date: June 26, 2009