Form 20-F/A
GLOBAL SOURCES LTD /BERMUDA
filed 2009-07-15
CIK 1110650

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 20-F/A
(Amendment No. 1)

(Mark One)
☐             Registration Statement Pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934
OR
☒	Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 For the fiscal year ended December 31, 2008.

OR
☐             Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

OR
☐              Shell Company Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 Date of event requiring this shell company report……………………For the transition period from ....................................... to ............................................

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

Yes  ☐             No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Yes  ☒            No  ☐

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

Yes  ☒           No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Date File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes  ☒            No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer  ☐         Accelerated filer  ☒           Non-accelerated filer  ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP	☒	International Financial Reporting Standards as issued by the International Accounting Standards Board	☐	Other	☐

If “Other” has been checked in response to the previous questions, indicate by check mark with financial statement item the registrant has elected to follow.

Item 17  ☐       Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act)

Yes  ☐           No  ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

Yes  ☐        No  ☐

EXPLANATORY NOTE

Global Sources Ltd. hereby amends its Annual Report on Form 20-F for the fiscal year ended December 31, 2008 previously filed with the Securities and Exchange Commission on June 26, 2009 (“Original 20-F Filing”).

Specific Change

This Amendment No. 1 to the Original 20-F Filing on Form 20-F/A (“Amendment No. 1”) is being filed with respect to the following item of the Original 20-F Filing:
•	Item 7. Major Shareholders and Related Party Transactions — Major Shareholders :
•
paragraph 2 of “— Major Shareholders” is amended below to reflect that we have been informed that ownership of Hill Street Trustees Limited changed on February 27, 2009 from partners of the Mourant Group to RBC Trust Company ( International) Limited which is ultimately owned by Royal Bank of Canada.

Limited Amendment

Except as specifically and expressly disclosed in this filing, this Amendment No. 1 does not, and does not purport to, amend, update or restate any information in any Items or sections of the Original 20-F Filing, or reflect any events having occurred after the filing of the Original 20-F Filing on June 26, 2009.

All statements in this Explanatory Note are subject to and qualified by the full contents of the Amendment No. 1 below.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders
[The following new Item 7.  Major Shareholders and Related Party Transactions — Major Shareholders amends and replaces existing Item 7.  Major Shareholders and Related Party Transactions — Major Shareholders in the Original 20-F Filing in its entirety:]

The following table sets forth information about those persons who hold more than 5% of our common shares and the share ownership of our directors and officers as a group. The information is based upon our knowledge of the share ownership of such persons on April 30, 2009.

Hung Lay Si Co. Ltd. is a company organized under the laws of the Cayman Islands. It is wholly owned by the Quan Gung 1986 Trust (the “1986 Trust”), a trust formed under the laws of the Island of Jersey. The trustee of the 1986 Trust is Hill Street Trustees Limited, an Island of Jersey limited liability company whose shares are wholly owned by RBC Trust Company (International) Limited, a corporation formed under the laws of the Island of Jersey.  Prior to February 27, 2009, Hill Street Trustees Limited was wholly owned by the partners of the Mourant Group, which is a firm based in the Island of Jersey that provides trust administrative services.  Hill Street Trustees Limited is the sole beneficial owner of the Hung Lay Si Co. Ltd. shares under applicable U.S. SEC rules and regulations.

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

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on Form 20-F/A on its behalf.

GLOBAL SOURCES LTD.
By:	/s/ DAVID GILLAN
David Gillan, Chief Financial Officer

Date: July 15, 2009