Form 20-F/A
period 2008-12-31
GLOBAL SOURCES LTD /BERMUDA
filed 2010-01-13
CIK 1110650

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 20-F/A
(Amendment No. 2)

(Mark One)
[ ]	Registration Statement Pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934
OR
[ X ]	Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 For the fiscal year ended December 31, 2008
OR
[ ]	Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
OR
[ ]	Shell Company Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 Date of event requiring this shell company report……………………For the transition period
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

David Gillan, Chief Financial Officer
 Telephone: (65)-65472620
E-mail: dgillan@globalsources.com
Facsimile: (65) – 65472223

Global Sources Ltd.
 c/o Media Data Systems Pte Ltd.
 1 Sims Lane, # 08-01, Singapore - 387355
 (Name, Telephone, E-mail and /or Facsimile number and Address of Company Contact Person)

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

Yes	No	x

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

EXPLANATORY NOTE

Global Sources Ltd. hereby amends its Annual Report on Form 20-F for the fiscal year ended December 31, 2008 previously filed with the Securities and Exchange Commission on June 26, 2009 (the “Original 20-F Filing”) as amended by Amendment No. 1 filed on Form 20-F/A on July 15, 2009 (“Amendment No. 1”).

Specific Change

•
This Amendment No. 2 to the Original 20-F Filing on Form 20-F/A (“Amendment No. 2”) is being filed with respect to Item 19 in Amendment No. 1 in order to attach the certifications required by Rule 13a - 14(a) and Rule 15d- 14(a) as exhibits that were not included in Amendment No. 1.

Limited Amendment

Except as specifically and expressly disclosed in this filing, this Amendment No. 2 does not, and does not purport to, amend, update or restate any information in any Items or sections of the Original 20-F Filing or Amendment No. 1, or reflect any events having occurred after the filing of the Original 20-F Filing on June 26, 2009.

All statements in this Explanatory Note are subject to and qualified by the full contents of this Amendment No. 2.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on Form 20-F/A on its behalf.

GLOBAL SOURCES LTD.

By: /s/ David Gillan
David Gillan, Chief Financial Officer

Date: January 13, 2010