Form 20-F
period 2009-12-31
GLOBAL SOURCES LTD /BERMUDA
filed 2010-06-25
CIK 1110650

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 20-F

(Mark One)
[ ]	Registration Statement Pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934
OR
[ X ]	Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 For the fiscal year ended December 31, 2009.
OR
[ ]	Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
OR
[ ]	Shell Company Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
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

Eddie Heng, Director and Interim Chief Financial Officer
Telephone: (65)-65472850
E-mail: eheng@globalsources.com
Facsimile: (65)65472223

Global Sources Ltd.
c/o Media Data Systems Pte Ltd.
1 Sims Lane, #08-01, Singapore - 287355
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

44,649,759 common shares, $0.01 par value, outstanding as of April 30, 2010.

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

Yes	No

TABLE OF CONTENTS

GENERAL INFORMATION

	PART III

ITEM 17.	FINANCIAL STATEMENTS	123
ITEM 18.	FINANCIAL STATEMENTS	123
ITEM 19.	EXHIBITS	124

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

These risks include:

●	customer satisfaction and quality issues;

●	competition;

●	our ability to achieve and execute internal business plans;

●	worldwide political instability and economic downturns and inflation, including any weakness in the economic and political conditions of countries in the Asia-Pacific region, including China; and

●	other factors described herein under “Risk Factors.”

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

Selected Financial Data

The following historical financial information should be read in conjunction with the section entitled “Operating and Financial Review and Prospects” and our audited consolidated financial statements and related notes, which are included elsewhere in this document. The consolidated statements of income data for each of the three years ended December 31, 2007, 2008 and 2009 and selected consolidated balance sheet data as of December 31, 2008 and 2009 are derived from, and qualified by reference to, our audited consolidated financial statements included elsewhere in this document. The consolidated statements of income data for each of the years ended December 31, 2005 and 2006 and selected consolidated balance sheet data as of December 31, 2005, 2006 and 2007 are derived from our audited financial statements not included in this document.

	Year Ended December 31,
	2005	2006	2007	2008	2009
	(In U.S. Dollars Thousands, Except Numbers of Shares and Per Share Data)
Income Statement Data:
Revenue:
Online and other media services	$97,062	$113,097	$125,818	$142,129	$115,381
Exhibitions	14,300	42,122	51,608	58,179	55,147
Miscellaneous	832	1,262	4,633	6,584	3,985
Total revenue	112,194	156,481	182,059	206,892	174,513
Operating expenses:
Sales (Note 1)	34,415	50,380	61,773	73,625	63,810
Event production	3,920	18,414	20,155	21,493	18,385
Community (Note 1)	20,726	24,885	27,086	30,488	24,764
General and administrative (Note 1)	34,666	38,945	44,167	47,525	44,860
Online services development (Note1)	4,235	4,499	5,703	5,992	5,416
Amortization of intangibles and software costs	1,335	1,250	193	193	1,270
Impairment of goodwill and intangible assets	—	—	3,101	—	—
Total operating expenses	99,297	138,373	162,178	179,316	158,505
Income from operations	$12,897	$18,108	$19,881	$27,576	$16,008
Interest and dividend income	1,624	5,571	6,595	2,884	981
Gain on sale of available-for-sale securities	977	309	2,937	—	—
Gain on sale of shares to non-controlling shareholder and interest income thereon	—	7,906	—	—	—
Impairment loss on investment and available-for-sale securities, net	—	(743)	(1,846)	(939)	—
Foreign exchange gains (losses), net	(80)	(714)	(1,213)	(657)	237
Income before income taxes	15,418	30,437	26,354	28,864	17,226
Income tax expense	(759)	(899)	(328)	(677)	(498)
Net income	$14,659	$29,538	$26,026	$28,187	$16,728
Net income attributable to non-controlling interest	(1,281)	(1,909)	(2,027)	(1,757)	(618)
Net income attributable to the Company before cumulative effect of change in accounting principle	$13,378	$27,629	$23,999	$26,430	$16,110
Cumulative effect of change in accounting principle	—	251	—	—	—
Net income attributable to the Company	$13,378	$27,880	$23,999	$26,430	$16,110
Basic net income per share attributable to the Company’s shareholders before cumulative effect of change in accounting principle	$0.27	$0.54	$0.47	$0.51	$0.36
Cumulative effect of change in accounting principle	—	$0.01	—	—	—
Basic net income per share attributable to the Company’s shareholders	$0.27	$0.55	$0.47	$0.51	$0.36
Diluted net income per share attributable to the Company’s shareholders before cumulative effect of change in accounting principle	$0.27	$0.54	$0.46	$0.51	$0.35
Cumulative effect of change in accounting principle	—	—	—	—	—
Diluted net income per share attributable to the Company’s shareholders	$0.27	$0.54	$0.46	$0.51	$0.35
Cash dividends declared per share	—	—	—	—	—
Shares used in basic net income per share calculations (Note2)	50,046	51,132	51,218	51,352	44,546
Shares used in diluted net income per share calculations(Note2)	50,089	51,173	51,681	52,230	45,794

	December 31,
	2005	2006	2007	2008	2009
	(In U.S. Dollars Thousands)
Balance Sheet Data:
Cash and cash equivalents	$112,153	$135,093	$197,825	$70,225	$91,553
Available-for-sales securities	6,150	20,702	—	60,786	6,423
Total assets	171,680	220,889	271,808	245,098	270,392
Net assets	105,432	136,564	169,633	146,143	170,973
Long-term debt, less current portion	1,091	2,307	5,217	3,362	2,657
Total Company shareholders’ equity	99,241	133,651	164,693	141,920	163,210
__________________

(Note 1)
Non-cash compensation expenses (credit) associated with the employee and team member equity compensation plan, Global Sources Directors Share Grant Award Plan and Directors Purchase Plan included under various categories of expenses are approximately as follows: sales expenses: $762 (2008: $(2,054),2007: $4,286, 2006: $1,790, 2005: $505), community: $217 (2008: $173, 2007: $269, 2006: $145, 2005: $103), general and administrative: $623 (2008: $742, 2007: $2,874, 2006: $1,950, 2005: $1,025), and online services development expenses: $269 (2008: $237, 2007: $347, 2006: $181, 2005: $315)

(Note 2)
On February 12, 2009, we announced a one for ten bonus shares issue on our outstanding common shares. All common shares and per-share amounts have been retroactively adjusted to reflect the one for ten bonus share issue for all periods presented.  For a further discussion on the bonus shares, please see Note 28 of our consolidated financial statements appearing elsewhere in this annual report. Fractional shares were rounded up resulting in an additional 1,653 common shares upon distribution of the bonus shares on March 31, 2009.

Risk Factors

In addition to other information in this annual report, the following risk factors should be carefully considered in evaluating us and our business. Such factors may have a significant impact on our business, operating results and financial condition. As a result of the risk factors set forth below and elsewhere in this annual report, and the risks discussed in our other Securities and Exchange Commission filings, actual results could differ materially from those projected in any forward-looking statements. Such risks and uncertainties are not the only ones facing us. Other risks or events that are not presently known to or anticipated by us, or that we currently deem immaterial, may also adversely affect our business, operating results and financial condition.

The risk factors set forth below are organized into three categories: “Industry Risks”, “Company Risks” and “Investment Risks”. Within each of these categories, the individual risk factors are arranged in a sequence which roughly corresponds with our view as to their order of significance, beginning with those that we consider to be of higher significance.

A.   Industry Risks

Current and future economic uncertainty, slowdowns, or recessions have reduced and may continue to reduce demand and spending for business-to-business marketing services. This has in the past adversely affected and could in the future adversely affect our revenues and operating results.

The revenue and profitability of our business depends significantly on the overall demand for business-to-business media services. We believe that the demand for these services of ours is subject to a number of potentially negative factors, such as the large recent decline in global trade and the fact that many economies in the world have recently been in a recession. In addition, potential sovereign debt risks could adversely affect foreign trade. Accordingly, the overall level of global demand for mainland China’s and Asia’s exports may not recover, and/or be sustainable in the foreseeable future.

As a result of the global market conditions, we may incur operating losses and net losses in the future, and we may not be able to achieve positive cash flow from operations. We have a significant fixed operating expense, which may be difficult to adjust in response to unanticipated fluctuations in revenues.

The mainland China market is key to our current and future success and political instability in this market could seriously harm our business and reduce our revenue.

Our customers in mainland China accounted for approximately 64% of our total revenues in 2008 and approximately 70% of our total revenues in 2009. Our dependence on revenue from the mainland China market is significant, and adverse political, legal or economic changes in mainland China may harm our business and cause our revenues to decline.

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

The international markets in which we operate are subject to risks, including:

●	fluctuations in regional and/or global economic conditions;

●	fluctuations in the availability of trade finance;

●	governments could increase trade protection measures including tariffs, quotas, import duties or taxes, thereby significantly reducing demand for imported goods;

●	political instability;

●	the threat of terrorist attacks;

●	conflicting and/or changing legal and regulatory requirements;

●	restrictions placed on the operations of companies with a foreign status;

●	significant changes in tax laws and regulations (or the interpretation, practice or policies in respect thereof by tax authorities), tax rates and tax reporting requirements;

●	the loss of revenues, property and equipment from expropriation, nationalization, war, insurrection, terrorism and other political risks;

●	adverse governmental actions, such as restrictions on transfers of funds;

●	oil embargoes or significant increases in oil prices; and

●	fluctuations in currency exchange rates.

In 2009, we derived approximately 91% of our revenues from customers in the Greater China region. We expect that a majority of our future revenues will continue to be generated from customers in this region. At the time of the Asian economic crisis of 1997 and 1998, and the global financial crisis of 2008 and 2009, our revenues and operating results were adversely affected, and our sales declined. The reduction in trade between Greater China and the world has caused and may continue to cause our business to be harmed and our revenues to decrease.

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

Our industry is intensely competitive, evolving and subject to rapid change. If we are unable to compete effectively, we will lose current customers and fail to attract new customers. If that happens, our business may not be successful and our financial condition may be adversely affected.

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

We endeavor to monitor significant business, market, competitive, financial, economic, political, legal, regulatory and/or other relevant trends and developments in the various markets and jurisdictions in or with which we actually or may potentially conduct our business and/or operations; to evaluate the corresponding opportunities and/or risks for us, if any; and to strategize, adapt and respond as appropriate (in which case we may have to incur significant expenditures to implement our strategies). However, we may not always be successful in correctly spotting, evaluating, appreciating the extent, significance or impact of, or in implementing appropriate strategies, initiatives or other measures in response to, such trends, developments, opportunities and risks; or we may fail or be unable to do so in a timely manner or at all. If that happens, we may fail to adapt and compete effectively and to grow our business and revenues, or we may incur significant costs to address lost time and opportunity, or we may suffer other costs or adverse consequences; in which event, our business and financial condition could thereby be harmed.

Magazine advertising has declined in recent years and may continue to decline, which could adversely impact our revenue.

In 2009, global business-to-business print advertising dropped considerably in 2009, and our print advertising revenue also declined significantly. Print advertising is generally facing many challenges and may continue to decline and not recover. The growth in alternative forms of media, such as the internet, has increased the competition for advertising dollars, which in turn could reduce the levels of expenditures for magazine advertising or suppress magazine advertising rates. Our customers may decide to use less print advertising as part of their overall marketing campaigns and the rates we charge for print advertising may decline, thereby adversely affecting our revenue.

We depend upon Internet search engines and other online marketing channels to attract a significant portion of the users who visit our websites, and if we were listed less prominently in Internet search result listings, or if we are unable to rely on our other online marketing channels as a cost-effective means of driving visitors to our websites, our business, operating results and financial condition could be harmed.

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

We also rely on other online marketing channels (such as “pay per click” marketing) as an important means of driving visitors to our websites. However, the cost of such online marketing channels can change very frequently (often daily), and it is unclear whether such online marketing channels will remain cost-effective for us. If we are unable to rely on such online marketing channels as a cost-effective means of driving visitors to our websites, our business, operating results and financial condition could be harmed; or if we continue to rely on such marketing channels despite their increased costs, our marketing expenditures will increase, which also could harm our operating results and financial condition.

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

In addition to legal restrictions on the use of e-mail, Internet service providers, various operators of Internet mailbox services, anti-spam organizations and others typically attempt to block the transmission of unsolic-

ited e-mail and are increasing the number and volume of unsolicited e-mails they are blocking. With this increasing vigilance also comes an increased rate of “false positives”, i.e. legitimate e-mails being wrongly identified as “spam”. If an Internet or other service provider or software program identifies e-mail from us (or from our clients to whom we have provided “@globalsources.com” e-mail addresses) as “spam”, we could be placed on a restricted list that would block our e-mails to our actual or potential customers or users who maintain e-mail accounts with these Internet service or other providers or who use these software programs or our e-mails could be routed to bulk folders and ignored. If we are unable to communicate by e-mail with our actual or potential customers or users as a result of legislation, blockage of our e-mails, routing of our e-mails to bulk folders, or otherwise, our business, operating results and financial condition could be harmed.

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

Changes in laws and regulations could adversely affect our business, operating results and financial condition.

It is possible that new laws and regulations or new interpretations of existing laws and regulations in the United States, the European Union, mainland China and elsewhere will be adopted covering issues affecting our business, including:

●	privacy, data security and use of personally identifiable information;

●	copyrights, trademarks and domain names; and

●	marketing practices, such as e-mail or direct marketing.

Increased government regulation, or the application of existing laws to online activities, could:

●	decrease the growth rate of our business;

●	reduce our revenues;

●	increase our operating expenses; or

●	expose us to significant liabilities.

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

We endeavor to monitor significant relevant legal and regulatory developments that could impact our business and operations. However, we may not always be successful in correctly spotting, evaluating, appreciating the extent, significance or impact of, or in adapting and implementing appropriate measures in response to, such developments; or we may fail or be unable to do so in a timely manner or at all. If that happens, we may incur significant legal liabilities, costs in mitigating or otherwise addressing the issue, or other adverse consequences, and our business, operating results and financial condition could thereby be harmed.

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

Foreign exchange rate fluctuations may have a material impact on our operating results, revenues, and profits.

Because we operate internationally, foreign exchange rate fluctuations may have a material impact on our operating results. To the extent significant currency fluctuations occur in Asian currencies, our revenues and profits may be affected, relative to the U.S. Dollar.

The RMB has been stable versus the U.S. Dollar since September 2008, but has generally appreciated against other currencies. If the RMB appreciates further, our current and potential supplier customers may become less competitive with suppliers from other regions, leading to less demand for our advertising services. Although we bill in RMB and have expenses in RMB in mainland China, if the RMB appreciates further, it could have an adverse effect on our financial condition.

Currently, we do not hedge our exposure to foreign currency fluctuations.

The successful operation of our business depends significantly on the quality, performance and reliability of the telecommunications and Internet infrastructure globally, and especially in mainland China and the Asia-Pacific region, where we derive most of our revenue and where the vast majority of our sales representatives are located.

We derive approximately fifty percent of our revenue from internet related services and poor performance or failures of the telecommunications and internet infrastructure anywhere in the world could negatively impact our business.

We are likely to continue to derive the majority of our Internet-based marketplace business and revenues from mainland China and the Asia-Pacific region.

The quality, performance and reliability of some of the telecommunications and Internet infrastructure and telephone line availability in mainland China and many other countries in Asia-Pacific could fail and/or become unreliable.

In mainland China, almost all access to the Internet is maintained through state-owned telecommunication operators under the administrative control and regulatory supervision of the government authorities. In addition, the national networks are connected to the Internet through international gateways controlled by the mainland China government. These international gateways are the only channels through which a mainland China user can connect to the Internet. We cannot assure that a more sophisticated or flexible Internet infrastructure will be developed in mainland China. Our mainland China users may not have access to alternative networks in the event of disruptions, failures or other problems with mainland China’s Internet infrastructure. Furthermore, the Internet infrastructure in mainland China may not support the demands associated with continued growth in Internet usage.

These issues and problems may contribute to lower than expected adoption of many of our services and may cause our growth and revenues to fall below expectations, or we may have to incur significant costs to address or mitigate them, thereby adversely affecting our profitability.

Climate change regulations in supply markets and overseas demand markets could increase the costs of certain groups of our supplier and/or buyer community, or otherwise prejudice their business or financial viability. As a result, they may reduce or cease their usage of our services, thereby adversely affecting our revenue.

In many jurisdictions, there is a growing trend of increasing concerns, and legal, regulatory, political and policy developments, in the area of climate change and other environmental issues. These may discourage, or may involve the imposition of certain prohibitions, restrictions, standards, levies and/or taxes in respect of, certain types of manufacturing processes, products and/or imports, which may in turn increase the costs of affected manufacturers, suppliers, exporters, buyers and/or importers or otherwise prejudice their business or financial viability. Those of our supplier and/or buyer community who are so affected may consequently reduce or cease their usage of our services, in which case our revenue would be adversely affected.

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

●
quarantine or travel restrictions (whether required by government or public health authorities, or self-imposed) could result in the closure of some of our offices and other disruptions to our operations;

●	sickness or death of our key officers and employees;

●	a general slowdown in international trade and the global economy;

●	our trade shows may have to be cancelled; and

exhibitor and visitor participation at our trade shows, could be significantly curtailed or otherwise adversely affected.

B.   Company Risks

Our inability to sustain our current price points could adversely affect our operating results and financial condition.

The marketing and pricing decisions of our competitors strongly influence our business and therefore affect our financial condition. For example, in mainland China, online advertising rates in our sectors have declined significantly over the past few years. Although we typically sell integrated marketing programs that involve more than one form of media, there has been downward pressure on pricing. To the extent that potential and existing customers make decisions solely or primarily on price, we may be unable to retain existing customers or attract new customers, or we may be forced to reduce prices to keep existing customers or to attract new customers. If we are unable to maintain our current pricing levels for advertising on our websites and in our trade journals, and for booths at our trade shows, our revenues could be adversely affected. Also, if we are unable to make up for any decline in average revenue per customer by increasing our total number of customers, our business and financial condition could suffer.

If our current and potential customers are not willing to renew and adopt our services, we may not attract and retain a critical mass of customers, our business may not be successful, and our financial condition could be adversely affected.

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

The various factors outlined below could adversely affect our ability to operate our China Sourcing Fair trade show business successfully and profitably.

We expect that a significant portion of our future revenues will continue to be derived from our trade show business and in 2010 we are scheduled to hold 55 shows, up from 30 in 2009. Our China Sourcing Fairs represent the great majority of our trade show business.

In 2009, our China Sourcing Fairs contributed substantially to our success. The first China Sourcing Fair was held in Shanghai in 2003, and the first of our series of China Sourcing Fairs in Hong Kong was launched in April 2006. Our shows have since been expanded to Dubai, Mumbai and Shanghai, and in 2010 we are scheduled to launch shows in Singapore and Johannesburg.

Our China Sourcing Fairs are still relatively new business initiatives and we are uncertain as to our ability to attract and retain the quality and quantity of exhibitors and buyers that would enable these trade shows to be successful.

In addition, there are substantial and long-established trade shows in Hong Kong and southern mainland China which compete with our China Sourcing Fairs in Hong Kong, and which now have access to expanded venue space. Many of these competing trade show events and/or venues are owned and/or organized by, and/or sponsored, funded, endorsed and/or otherwise strongly supported by, governmental or statutory bodies, who may continue to further develop and/or expand such trade show events and/or venues in competition with ours or engage in other competitive actions. For example, the Hong Kong Trade Development Council (“HKTDC”), a government-subvented statutory body and the largest trade show organizer in Hong Kong, competes aggressively with our China Sourcing Fairs at the AsiaWorld-Expo exhibition venue in Hong Kong. The HKTDC is also a co-owner of the Hong Kong Convention and Exhibition Centre

(“HKCEC”), and is able to secure and has secured most of the favorable exhibition venue time-slots at the HKCEC for the HKTDC’s own trade shows. The HKCEC was recently expanded, and the HKTDC and the HKCEC (as well as other exhibition organizers) have been pressing the Hong Kong government to consider supporting a further expansion (“Phase 3”) of the HKCEC. As a result of such developments, and especially if HKCEC Phase 3 proceeds, our overall competitiveness may be harmed, we may not be able to attract the desired quantity and quality of exhibitors and buyers to our trade shows, and the viability of our trade show business may be jeopardized.

Also, because of the complexities, competition and uncertainties associated with the expansion of our shows into new categories and locations, we may not achieve our desired sales objectives. Furthermore, in order to implement our trade show growth strategy, our management, personnel and other resources may be strained and/or we may have to continue hiring additional personnel and incurring additional expenditures. If we are unable or fail to manage these issues and execute the operations appropriately and effectively, it would jeopardize our ability to be successful in the trade show business and adversely affect our financial condition.

In addition, for marketing and selling booths to exhibitors, we rely heavily on cooperation with various government bodies, trade associations and other relevant parties. The availability of government subsidies to exhibitors in some jurisdictions (e.g. mainland China) is also a significant factor in attracting exhibitors to our trade shows. If we fail to achieve such cooperation or if such cooperation is unsuccessful, or if government subsidies are not available or granted or are withdrawn, the success of our trade show business could be jeopardized, and our operating results and financial condition may be adversely affected.

Our China Sourcing Fairs business also requires us to make substantial non-refundable deposits and progress payments to secure desirable venues and dates far in advance of conducting the trade show. The market for desirable dates and locations is often highly competitive and critical to the success of the show. If we cannot secure desirable dates and locations for our trade shows, their profitability and future prospects would suffer, and our financial condition and operating results would be materially and adversely affected.

Several other factors could also negatively affect our financial performance in this business, including:

●	natural catastrophes, labor strikes and transportation shutdowns;

●	the spread of H1N1, avian influenza, SARS and other similar epidemics;

●	political instability and the threat of terrorist attacks;

●	conflicting and/or changing legal and regulatory requirements;

●	decrease in demand for booth space;

●	particularly in mainland China, we may not always be able to obtain the required trade show licenses, which may limit the number of trade shows we are able to hold;

●	our sales representative companies’ inability to effectively expand their staff and infrastructure;

●	inability to renew our venue contracts on favorable terms or at desired times;

●	a slowdown in product demand from outlet markets; and.

●	sudden closure of event venue site due to unforeseen circumstances.

In view of the various risks outlined above, we can give no assurances that our operation of the trade show business will be instrumental to our success or that our financial condition will not be adversely affected.

The loss of one or more of our executive officers, either to a competitor or otherwise, could harm our business and financial condition.

Our growth and success depend significantly on the continued services of our executive officers and other key members of our management, particularly, Merle A. Hinrichs, our Chairman and Chief Executive Officer. The loss of his services and/or that of other key executives, including our chief financial officer, chief operating officer and chief information officer, or significant changes in our executive management team, whether as a result of resignation, service termination, retirement, succession planning or otherwise, may be disruptive to our business and operations and/or could jeopardize the success and viability of our business and financial condition. If competitors hire our key personnel, it could allow them to compete more effectively by diverting customers from us and facilitating more rapid development of their competitive offerings.

We may not be able to attract, hire and retain qualified personnel cost-effectively, which could impact the quality of our content and services and the effectiveness and efficiency of our management, resulting in increased costs and jeopardizing the success and viability of our business and financial condition.

Our success depends on our ability to attract, hire and retain at commercially reasonable rates, qualified technical, sales support management, marketing, customer support, financial and accounting, legal and other managerial personnel. The competition for personnel in the industries in which we operate is intense. Our personnel may terminate their employment at any time for any reason. Loss of personnel may also result in increased costs for replacement hiring and training. If we fail to attract and hire new personnel or retain and motivate our current personnel, we may not be able to operate our businesses effectively or efficiently, serve our customers properly, or maintain the quality of our content and services. If this were to occur, our financial condition could be adversely affected.

We rely heavily on independent sales representative companies for the sales and marketing of our products and services. If we lose the services of these sales representative companies or their employees, or if they perform poorly, or if we fail to effectively manage our relationship with them, our business and revenues could be harmed.

We have agreements with various independent sales representative companies, whom we rely heavily upon for the sales and marketing of our products and services. Six main sales representative companies in mainland China are responsible for approximately 70% of our total revenues for the year ended December 31, 2009. Generally, either we or the sales representative companies may terminate the service agreement between them and us upon short notice. It is possible that we may not retain some of our sales representative companies, or they may not retain some of their sales personnel (due to competition from other companies in hiring and retaining sales personnel) or be able to replace them with equally qualified personnel. Furthermore, if a sales representative company terminates its agreement with us, some of our customers with a direct relationship with that sales representative company or its personnel may terminate their relationship with us. Although these sales representative companies and their employees are independent from us, there can be no assurance that our reputation and our business, and our financial condition, will not be harmed by their acts or omissions. If sufficient numbers of employees are not recruited, or properly trained, integrated, motivated, retained and managed, by these sales representative companies, or if they or their employees perform poorly, or if our relationships with these sales representative companies fail or deteriorate or we are otherwise unable or unsuccessful in effectively managing our relationship with them, our business and revenues may be harmed.

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

Our China Global Sources Online website, which we launched to facilitate trade in mainland China’s domestic market, is generating very little revenue and may not ever be profitable.

We launched our China Global Sources Online website in November of 2007 to facilitate trade in mainland China’s domestic market. Our China Global Sources Online website is distinct and separate from our English language export marketing website, Global Sources Online. We have generated very little revenue since our launch and may not ever achieve profitability. We may not have sufficient access to capital to develop and market the China Global Sources Online website and we give no assurances that our operation of this business will contribute to our financial success. We cannot be sure that the China Global Sources Online website will be successful and its failure could have a materially adverse effect on our future success.

We may not be successful in identifying, financing, consummating and/or effectively integrating strategic inorganic or organic growth opportunities, in order to expand our business. In such event, our operating results and financial condition could be adversely affected.

We are regularly evaluating potential strategic acquisitions, joint ventures, alliances or other investments, or other opportunities for organic or other growth. We believe that these are a key component of our business strategy. However, we may not be successful in identifying such opportunities, or we may not be able to negotiate satisfactory terms or consummate them successfully, or we may not have sufficient access to capital to enter into or to take advantage of them. In these circumstances, our growth potential, competitiveness and/or business success, and therefore our financial condition, may be harmed.

If we do identify and consummate such opportunities, there is still a risk that we may not be able to integrate any new businesses, products or technologies into our existing business and operations. Alternatively, even if we are successful in integrating any new businesses, products or technologies into our existing business and operations, we may not achieve expected results, or we may not realize other expected benefits. In such circumstances, our financial condition could be adversely affected.

In order to finance such opportunities, we may use equity securities, debt, cash, or a combination of the foregoing. Any issuance of equity securities or securities convertible into equity may result in substantial dilution to our existing stockholders, reduce the market price of our common stock, or both. Any debt financing is likely to have financial and other covenants based on our performance, results or other conditions, and there could be an adverse impact on us if we do not observe, maintain or achieve the covenanted performance, results or other conditions. In addition, the related increases in expenses could adversely affect our operating results and financial condition.

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

We could be subject to additional income tax liabilities.

We are subject to income taxes in numerous jurisdictions. Significant judgment is required in evaluating our worldwide provision for income taxes. During the ordinary course of business, there are many transactions for which the ultimate tax determination is uncertain. For example, our effective tax rates could be adversely affected by earnings being lower than anticipated in countries where we have lower statutory rates and higher than anticipated in countries where we have higher statutory rates; by changes in the valuation of our deferred tax assets and liabilities; or by changes in the relevant tax, accounting and other laws, regulations, principles and interpretations. We are subject to potential or actual tax audits in various jurisdictions, and such jurisdictions may assess additional income tax against us. Although we believe our tax estimates are reasonable, the final determination of such tax audits and any related litigation could be materially different from our historical income tax provisions and accruals. The results of a tax audit or related litigation could have a material effect on our operating results or cash flows in the period or periods for which that determination is made.

We may be subject to legal liability for publishing or distributing advertisements or other content in our trade publications or websites, or at our trade shows.

We may be subject to legal claims or liabilities relating to the advertising or other content on Global Sources Online or our other websites, or the downloading and distribution of such content, as well as legal claims or liabilities arising out of the products or companies featured in our trade publications and at our trade shows. Claims or liabilities could involve matters such as: libel and defamation; negligent misstatements; false or misleading advertisements; patent, trademark, copyright, design or other intellectual property infringement; fraud; invasion of privacy; direct or indirect, or primary or secondary, liability for illegal, prohibited, restricted, controlled, unlicensed, fake, defective, poor quality, hazardous, contaminated or injurious products or substances advertised on our websites or in our publications or exhibited at our trade shows; or other legal theories, for example, based on aiding and abetting our advertisers or exhibitors in our role as a publisher, website operator or trade show organizer (for example, by allegedly facilitating or providing the means for any unlawful or infringing activities conducted through the medium of our websites or publications or at our trade shows), or based on the nature, creation or distribution of our content (for example, the use of hypertext links to other websites operated by third parties).

Media companies have been sued in the past, sometimes successfully, based on the content published or made available by them. Like many companies in our industry, we have received notices of claims based on content made available in our publications, on our website or at our trade shows. In addition, some of the content provided on Global Sources Online is manually entered from data compiled by other parties, including governmental and commercial sources, and this data may have errors, or we may introduce errors when entering such data. If our content is improperly used or if we supply incorrect information, our users or third parties may take legal action against us. In addition, we may violate usage restrictions placed on text or data that is supplied to us by third parties. Regardless of the merit of such claims or legal actions, they could divert management time and attention away from our business, result in significant costs to investigate and defend, and damage our reputation (which could result in client cancellations or overall decreased demand for our products and services), thereby harming our business, financial condition and operating results. In addition, if we are not successful in defending against such claims or legal actions, we may be liable to pay substantial damages. Our insurance may not cover claims or legal actions of this type, or may not provide sufficient coverage.

We may be subject to legal liability for the supplier verification services that we offer to buyers.

We offer verification services (by ourselves and/or through third parties whom we engage) to buyers in respect of certain of our supplier customers. These verification services include: verification of a supplier’s company and business details; supplier credit profiles and credit reports; and supplier capability assessment and product inspection reports. We may be subject to legal claims and actions for any inaccurate, erroneous, incomplete or misleading information provided in connection with such verification services. While we may have liability disclaimers associated with such verification services, such liability disclaimers may nevertheless be insufficient to deter a complainant from attempting to raise a claim or to institute legal action against us, or may be held by a court to be invalid or unenforceable. As for those verification services which are not provided directly by us but by third parties engaged by us, a complainant may nevertheless attempt to hold us responsible for such third parties. Regardless of the merit of any such claims or legal actions, they could divert management time and attention away from our business, result in significant costs to investigate and defend, and damage our reputation (which could result in client cancellations or overall decreased demand for our products and services), thereby harming our business, financial condition and operating results. In addition, if we are not successful in defending against such claims or legal actions, we may be liable to pay substantial damages. Our insurance may not cover claims or legal actions of this type, or may not provide sufficient coverage.

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

We cannot determine whether future patent, copyright, service mark or trademark applications, if any, will be granted. No certainty exists as to whether our current intellectual property or any future intellectual property that we may develop will be challenged, invalidated, or circumvented, or will provide us with any competitive advantages.

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

Litigation regarding intellectual property rights is common in the Internet and software industries. Defending against these claims could be expensive and divert our attention from operating our business. We expect third-party infringement claims involving Internet technologies and software products and services to increase. If we become liable to third parties for infringing their intellectual property rights, we could be required to pay substantial damage awards and be forced to develop non-infringing technology, obtain a license with costly royalties or cease using the products and services that contain the infringing technology or content. We may be unable to develop non-infringing technology or content or to obtain a license on commercially reasonable terms, or at all. All of this could therefore have a material adverse effect on our business, operating results and financial condition.

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

The mainland China legal system is based on written statutes, and prior court decisions can only be used as a reference. For some time now, the mainland China government has been promulgating laws and regulations in relation to economic matters such as foreign investment, corporate organization and governance, commerce, taxation and trade, with a view to developing a comprehensive system of commercial law, including laws relating to property ownership and development. However, due to the fact that these laws and regulations have not been fully developed, and because of the limited volume of published cases and the non-binding nature of prior court decisions, interpretation of mainland Chinese laws and regulations involves a degree of uncertainty. Some of these laws may be changed without being immediately published or may be amended with retroactive effect. In addition, any litigation in mainland China may be protracted and result in substantial costs and diversion of resources and management attention. All these uncertainties may cause difficulties in the enforcement of our land use rights, entitlements under its permits, and other statutory and contractual rights and interests relating to the substantial commercial real estate which we own in mainland China.

The value of our commercial properties in mainland China and Hong Kong may fall below the carrying value, requiring us to recognize an impairment charge.

We own commercial property in Shenzhen’s new commercial business district, which is equivalent in standard to “Grade A” private office premises in Hong Kong (“Grade A” private office premises in Hong Kong are defined by the Hong Kong Rating and Valuation Department and generally understood by the Hong Kong property market to mean premises situated in buildings designed for commercial purposes which are modern with high quality finishes; have a flexible layout; have large floor plates; have spacious, well decorated lobbies and circulation areas; have effective central air-conditioning; have good lift services zoned for passengers and goods deliveries; have professional management; and have parking facilities normally available). We also own commercial property in Hong Kong. The total purchase cost of these properties was approximately $76 million, and their total market value was approximately $113.4 million as of December 31, 2009. However, real estate markets are cyclical and valuation year-on-year is uncertain, given global- and country-specific demand and supply drivers. As a result, we may not be able to recover the carrying value of our properties, which may require us to recognize an impairment charge in future earnings.

Apart from the U.S. treasury bills which we hold, a significant portion of our cash and cash equivalents are held as cash deposits with various banks. In the event of an insolvency of such banks, we may not be able to recover our cash from them in full or in part, or there may be prolonged delays in such recovery.

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

The failure of our computer systems, network and communications hardware and software could materially and adversely affect our business, operating results and financial condition.

Our business depends on the high availability, good performance and strong security of our computer systems, network, and associated hardware and software. Any system interruptions, poor performance or security breaches impacting on Global Sources Online or any of our online sites may drive buyers and other registered users away and reduce the attractiveness of these sites to advertisers, therefore adversely affecting our business, financial condition, and operating results.

We host our key customer-facing computer systems with major Internet Service Providers (ISPs) in Hong Kong. Interruptions to these ISPs’ and/or their partners’ hosting services could result from natural disasters as well as catastrophic hardware failures, software problems, extended power loss, telecommunications failure and similar events. While these ISPs may have their own disaster recovery capabilities and/or be able to provide us with disaster recovery facilities on request in such circumstances, nevertheless, if there is any failure, inability, or delay on their part in providing such disaster recovery facilities as committed, serious and prolonged disruptions to our systems and services could result.

Although we support the integrity of our security with IDS (Intrusion Detection Systems), anti-virus and other tools as a precaution against hackings, denial-of-service and other cyber intrusions, such security systems and programs are not completely foolproof or error-free, and new updates to deal with the latest viruses or security threats may not yet be available or may not yet have been implemented. Hence, security breaches could still occur, and we cannot give any assurances that we will always be able to prevent individuals from gaining unauthorized access to our servers. Any such unauthorized access to our database servers, including abuse by our employees, could result in the theft of confidential customer or user information contained in our database servers. If such confidential information is compromised, we could lose customers or become subject to liability or litigation and our reputation could be harmed, any of which could materially and adversely affect our business, operating results and financial condition.

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

We license some components of our technology from third parties. These licenses may not be available to us on the same commercial terms in the future. The loss of these licenses could delay the release or enhancement of our services until equivalent technology could be licensed, developed, or otherwise obtained. Any such delay could have a material adverse effect on our business and financial condition. These factors may deter customers from using our services, damage our business reputation, cause us to lose current customers, and harm our ability to attract new customers, thereby adversely affecting our financial condition.

We have no direct control over the accuracy, timeliness, or effectiveness of the information, products and services or performances of these outside parties. As a result of outside party actions, we may fail to provide accurate, complete and current information about customers and their products in a timely manner and to deliver information to buyers and/or other registered users in a satisfactory manner.

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

C.   Investment Risks

Our quarterly operating results may have seasonal fluctuations, and we may fail to meet analyst, investor and shareholder expectations.

We typically experience seasonal quarter-to-quarter fluctuations in our revenue. Buyer’s usage of our media and services is typically relatively slower during the summer and year-end vacation and holiday periods. Additionally, our online and trade publication advertising revenue is seasonal and tends to be highest in the fourth quarter of each calendar year. Currently, most of our largest trade shows are expected to be held in April and October of each year. The net result of the above seasonality is that second and fourth quarter revenues are likely to be substantially higher than the first and third quarter revenues. In 2009, approximately 31% of our revenue was generated during the second quarter and approximately 32% during the fourth quarter. The first quarter accounted for approximately 20% of revenue in 2009 and the third quarter accounted for approximately 17% of revenue in 2009. In addition, certain expenses associated with future revenues are likely to be incurred in the preceding quarters, which may cause profitability to be lower in those preceding quarters. Also, because event revenue is recognized when a particular event is held, we may also experience fluctuations in quarterly revenue based on the movement of annual trade show dates from one quarter to another.

There is a limited public market for our shares and the trading volume for our shares is low which may limit your ability to sell your shares or purchase more shares.

Our common shares have been traded in the public market for a limited time and this market may not be sustained. As a result of the April 2000 share exchange, 1,189,949 of our common shares were listed on the Nasdaq National Market (“Nasdaq”). As of April 30, 2010 we had approximately 940 shareholders, and approximately 15,746,886 outstanding common shares that were tradable on the Nasdaq.

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

Future sales of common shares by us or our existing shareholders could adversely affect the prevailing market price of the common shares. As of April 30, 2010, we had 44,649,759 common shares outstanding, out of which at least 29,573,450 common shares outstanding are beneficially owned by people who may be deemed “affiliates”, as defined by Rule 405 of the Act. Of these 29,573,450 shares, 28,887,190 shares are “restricted securities” which can be resold in the public market only if registered with the Securities and Exchange Commission or pursuant to an exemption from registration.

We cannot predict what effect, if any, that the future sales of such restricted shares or the availability of shares for future sale, will have on the market price of the common shares from time to time. Sales of substantial amounts of common shares in the public market, or the perception that such sales could occur, could adversely affect prevailing market prices for the common shares and could impair our ability to raise additional capital through an offering of our equity securities.

U.S. persons that hold our common shares could be subject to material adverse U.S. federal income tax consequences if we were considered to be a PFIC for any taxable year.

A non-U.S. corporation generally will be a "passive foreign investment company," or PFIC, for U.S. federal income tax purposes in any taxable year in which, after applying the relevant look-through rules with respect to the income and assets of its subsidiaries, either (i) 75% or more of its gross income is "passive income" (generally including (without limitation) dividends, interest, annuities and certain royalties and rents not derived in the active conduct of a business) or (ii) the average value of its assets that produce passive income or are held for the production of passive income is at least 50% of the total value of its assets.

Although the application of the PFIC rules is unclear, there is a risk that we could be treated as having unexpectedly become a PFIC in 2009 and there can be no assurance that we will not be considered a PFIC for 2010 or any subsequent year.  A U.S. person that holds our common shares should consult its own tax advisor regarding possible adverse tax consequences to such person if we are considered to be a PFIC.

It may be difficult for a third party to acquire us, and this may depress our share price.

Our Bye-Laws contain provisions that may have the effect of delaying, deferring or preventing a change in control or the displacement of our management. These provisions may discourage proxy contests and make it more difficult for the shareholders to elect directors and take other corporate actions. These provisions may also limit the price that investors might be willing to pay in the future for our common shares. These provisions include:

●	providing for a staggered board of directors, so that it would take three successive annual general meetings to replace all directors;

●	requiring the approval of 100% of shareholders for shareholder action by written consent;

●	establishing advance notice requirements for submitting nominations for election to the board of directors and for proposing matters that may be acted upon by shareholders at a general meeting; and

●
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

As of April 30, 2010, Merle A. Hinrichs beneficially owned approximately 46.8% of our common shares, as well as being our Chairman and Chief Executive Officer. Accordingly, Mr. Hinrichs has substantial voting influence over the election of our directors, the appointment of new management and the opposition of actions requiring shareholder approval, such as adopting amendments to our articles of incorporation and approving mergers or sales of all or substantially all of our assets. Such concentration of ownership and substantial voting influence may have the effect of delaying or preventing a change of control, even if a change of control is in the best interest of all shareholders. There may be instances in which the interest of our major shareholder may conflict with the interest of a holder of our securities.

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

We are a foreign private issuer and, as a result, we are not subject to some of the requirements imposed upon U.S. domestic issuers by the Securities and Exchange Commission (“SEC”). For example, we are not required to issue quarterly reports, and we and our directors and executive officers are not subject to certain disclosure obligations that would otherwise be required from U.S. domestic issuers.

Hence, our shareholders, potential shareholders and the investing public in general, should not expect to receive information about us in the same amount and/or at the same time as information received from, or provided by, other U.S. domestic reporting companies.

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

Our capital expenditures during the year ended December 31, 2009, 2008 and 2007 amounted to $1.4 million, $51.5 million and $11.3 million respectively. For 2009, such expenditure was incurred mainly on computers, software, leasehold improvements and office furniture. For 2008, such expenditure was incurred mainly for purchase of office premises in mainland China and Hong Kong, computers, software, leasehold improvements, office furniture and software development. For 2007, such expenditure was incurred mainly on computers, software, leasehold improvements, office furniture and software development. Our capital expenditures were financed using cash generated from our operations. The net book value of capital assets disposed during the year ended December 31, 2009, 2008 and 2007 amounted to $0.06 million, $0.06 million and $0.3 million respectively.

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

Business Overview

We are a leading business-to-business (“B2B”) media company that provides information and integrated marketing services, with a particular focus on the Greater China market. Our mission is to facilitate global trade between buyers and suppliers by providing export marketing services and sourcing information. Although our range of media has grown, for more than 39 years we have been in the same primary business of helping buyers worldwide find products and suppliers in Asia (with a particular focus on Greater China).

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

We serve an independently certified buyer community of over 888,000 active members (as of the end of March 2010) in more than 200 countries and territories. This community has more than quadrupled in size from 209,000 at the end of 2000. During the twelve months ended March 31, 2010, buyers sent more than 136 million sales leads, or requests for information (RFIs), to the more than 250,000 suppliers listed on Global Sources Online.

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

The following table sets forth our revenue by category for the last three fiscal years:

	Year Ended December 31,
	2007	2008	2009
	(In U.S. Dollars Thousands)
Revenue:
Online and other media services	$125,818	$142,129	$115,381
Exhibitions - trade shows and seminars	51,608	58,179	55,147
Miscellaneous	4,633	6,584	3,985
	$182,059	$206,892	$174,513

The following table represents our revenue by geographical area for the last three fiscal years:

	Year Ended December 31,
	2007	2008	2009
	(In U.S. Dollars Thousands)
Revenue:
Asia	$171,621	$196,123	$167,403
United States	8,596	9,152	5,978
Europe	242	459	286
Others	1,600	1,158	846
Consolidated	$182,059	$206,892	$174,513

We currently generate the majority of our revenue from suppliers in Asia, with China being our largest market at 74% of total revenue during fourth quarter of 2009. Our revenue is derived from two primary sources:

Online and other media; and Exhibitions – trade shows and seminars. Online and other media services consists of following two primary revenue streams:

●
Online Services - Our primary service is creating and hosting marketing websites that present suppliers’ product and company information in a consistent and easily searchable manner on Global Sources Online. We also derive revenue from banner advertising fees.

●
Other Media Services - We publish trade magazines, including both printed and digital editions, which consist primarily of advertisements from suppliers and our independent editorial reports and product surveys. We publish our core trade magazines monthly. We also derive a small amount of revenue from buyers that subscribe to our trade publications.

Exhibitions - Trade Shows and Seminars – Our primary business is selling booths to suppliers. Our China Sourcing Fairs offer international buyers direct access to manufacturers based in China and other Asian countries. The first fair was held during the fourth quarter of 2003.

Industry Background

Global Trade and the Role of Greater China

Even considering the sharp decline that began in the fall of 2008, over the past few decades, as communications and logistics technologies have improved and as more free trade agreements have been signed, international trade has grown at a pace far exceeding the growth of overall global production. Asia, including Greater China in particular, has been a significant contributor to the growth of global trade.

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

With thousands of manufacturers spread across vast regions, and given the large distances between them and their customers, it is difficult for buyers and suppliers to identify and communicate with one another. Ac-

cordingly, buyers’ search and evaluation costs, and suppliers’ advertising and marketing expenses can be substantial.

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

Our Offerings

Our primary business relates to connecting buyers worldwide with suppliers in Asia (with a particular focus on Greater China) and other emerging markets. However, we also offer a range of media that facilitate sell-

ing to Asia (with a particular focus on Greater China), and in recent years we have launched online and trade show media for the domestic B2B market in China.

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

Buyers can reach a large potential supply base on Global Sources Online by searching among, and/or making inquiries to, approximately 250,000 suppliers. Suppliers are categorized as verified or unverified according to the products they can supply. In listing suppliers for a specific product, we give prominence to those verified suppliers who pay to maintain a marketing website with us.

Trade Shows

Our largest shows are our China Sourcing Fairs which are held in Hong Kong. These shows bring buyers from around the world to meet face-to-face with suppliers. We have also added various smaller versions of these shows in recent years in India, Dubai and Shanghai. For 2010, we have scheduled the launch of China Sourcing Fairs in Singapore and Johannesburg.

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

China Sourcing Reports

We currently have more than 80 different China Sourcing Reports for sale. Each China Sourcing Report provides detailed, product-specific information on suppliers and supply market conditions throughout Greater China that is based on our factory visits, face-to-face interviews, and detailed questionnaires. Revenue is derived from sales to buyers.

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

Media for Buyers in China

In 2007 we launched China Global Sources Online and two trade shows for this market. Since then we launched and/or scheduled the launch of several additional small shows.

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

With our existing products in our existing markets there is potential for future growth. For example, we believe that that there are many additional potential customers who we can attract to become customers of Global Sources Online and our China Sourcing Fairs.

2.	New Product Development

We continue developing our China Sourcing Fairs. In 2010, we have 55 shows scheduled versus the 30 we held in 2009. We are focused on specialization and have established unique market positions for categories including Security Products, Fashion Accessories, Baby & Children’s Products, and Underwear & Swimwear. Our strategy has also involved launching shows in developing markets and in 2010 we have shows scheduled in Johannesburg and Singapore.

3.           Expansion into China’s Domestic B2B Market

We intend to continue developing existing products and launch new products and services for China’s domestic market. This is a significant medium-term business opportunity where we intend to leverage our brands, content, sales representatives, expertise and community.

4.           Acquisitions and/or Alliances

We intend to support our strategy by looking for acquisitions and/or alliances designed to drive growth and accelerate achievement of our goals. We plan to seek complementary businesses, technologies or products that will help us maintain or achieve market leading positions in particular niche markets. For example, in 2009 our E-Media joint venture acquired a majority stake in the China International Optoelectronic Expo.

5.           Products & Services

Media for Buyers Worldwide

Online Services

Global Sources Online, our primary online service, is comprised of the following industry sector marketplaces:

Auto Parts & Accessories	Gifts & Premiums
Baby & Children’s Products	Hardware & DIY
Computer Products	Home Products
Electronic Components	Machinery & Industrial
Electronics	Security Products
Fashion Accessories	Sports & Leisure
Garments & Textiles	Telecom Products

Trade Publications

We publish the following industry-specific trade magazines monthly:

Global Sources Auto Parts & Accessories	Global Sources Gifts & Premiums
Global Sources Baby & Children’s Products	Global Sources Hardware & DIY
Global Sources Computer Products	Global Sources Home Products
Global Sources Electronic Components	Global Sources Security Products
Global Sources Electronics	Global Sources Sports & Leisure
Global Sources Fashion Accessories	Global Sources Telecom Products
Global Sources Garments & Textiles

Trade Shows & Exhibitions

Hong Kong

Trade Shows / Exhibitions	Description

China Sourcing Fair: Electronics & Components	● Primary product categories include: personal digital electronics; computer peripherals; computer terminals; consumer electronics & accessories; in-car electronics; networking products; telecom & wireless products; GPS products; electronic components; interconnection technology; LED display & opto-electronics, mobile phones and power supplies.

● Spring and fall events held annually in Hong Kong.

Trade Shows / Exhibitions	Description

China Sourcing Fair: Security Products	● Primary product categories include: CCTV and digital surveillance; home security; access controls and alarms. ● Launched in fall 2009 in Hong Kong. ● Will launch an additional event in spring 2010.
China Sourcing Fair: Gifts & Premiums
●             Primary product categories include: Christmas & seasonal products; electronic premiums, watches & clocks; general gifts; photo frames; promotional & travel mugs; promotional bags, caps & garments; promotional keychains, badges & pins; stationery & paper; gifts, trinkets & jewelry boxes.
●             Launched in spring 2009.
●             Spring and fall events held annually in Hong Kong.

China Sourcing Fair: Home Products
●             Primary product categories include: kitchenware & tableware; bakeware & cookware; wine & bar accessories; glassware; ceramics & porcelain; household products; storage; laundry & cleaning products; bathroom accessories; health & personal care products; arts & crafts; home décor; home textiles; garden & outdoor; and sports & leisure.
●             Launched in spring 2009.
●             Spring and fall events held annually in Hong Kong.

China Sourcing Fair: Fashion Accessories
●             Primary product categories include: casual & fashion bags; evening bags; leather bags; hats & caps; fashion belts; fashion jewelry; hair accessories; ties, scarves & shawls; socks; knitted accessories; casual & fashion footwear; umbrellas; gloves & mittens; sunglasses and travel bags & luggage.
●             Spring and fall events held annually in Hong Kong.

China Sourcing Fair: Underwear & Swimwear	● Primary product categories include: underwear; swimwear, beachwear & accessories; sleepwear and fabrics; lace & trimmings. ● Spring and fall events held annually in Hong Kong.
China Sourcing Fair: Baby & Children’s Products
●             Primary product categories include: baby & children’s garments; beddings; furniture; safety products; care & bath products; feeding products; travel products; footwear; fashion accessories; bags; toys, games & puzzles; masks & costumes and outdoor play equipment.
●             Spring and fall events held annually in Hong Kong.

India Sourcing Fair: Home Products
●             Primary product categories include: metalware; glassware; kitchenware; home décor; coir products; steel & plastics; home textiles; arts & crafts and leather products.
●             Spring and fall events held annually in Hong Kong.

Dubai & Mumbai

Trade Shows / Exhibitions	Description

China Sourcing Fairs in Dubai for − Electronics − Fashion Accessories − Gifts & Premiums − Home Products
●             Highly targeted exhibitions, offering importers and volume buyers in the Middle East, North Africa, India and Europe the widest selection of quality products from Greater China suppliers.
●             Held annually in Dubai in June.
●             The 2009 shows featured over 1,100 booths.
●             New shows for 2010: Baby & Children’s Products, Hardware & Building Materials.

India Sourcing Fairs in Dubai for − Home Products	● Primary product categories include metalware; glasswar; kitchenware; home décor; coir products; steel & plastics; home textiles; arts & crafts and leather products. ● June 2010 in Dubai.
China Sourcing Fairs in Mumbai for − Electronics & Components − Hardware & Building Materials − Auto Parts & Accessories
●             Highly targeted exhibitions serving importers and volume buyers in India and surrounding markets who seek high-quality products from competitive Greater China suppliers.
●             Held annually in Mumbai, India in November.
●             The events are being managed by Pico Event Management under license from Global Sources.
●             The 2009 shows featured over 800 booths, with 12,430 visitors attending the shows.
●             New co-located shows for 2010: Gifts & Premiums, Home Products, Bathroom Products & Security Products.

Media for Asian Engineers and Executives

Online Services

Website	Description

EE Times – Asia Online Network
●             Provides industry news, new product information and technical features covering new technology and its application to engineers in China, Taiwan, South Korea, India and countries in the Association of Southeast Asian Nations; websites in traditional and simplified Chinese, English and Korean; 6 application specific websites for Chinese engineers; and 2 design channels for India-based engineers.

Electronic Design – China Online	● Provides China’s design engineers with access to detailed solutions, methodologies and white papers.
Electronics Supply & Manufacturing – China Online	● Provides managers in China's electronics industry daily news updates, new product rollouts, new manufacturing strategies, supplier reviews and component catalogs.

Website	Description

Webinars
●             Various webinars are offered throughout the year to provide corporate, engineering, procurement and manufacturing management with access to new manufacturing strategies, technology and supplier news.

Trade Shows

Trade Shows	Description

International IC-China Conference & Exhibition (IIC-China)
●             China’s largest system design event showcasing new IC technologies and the latest application methodology.
●             Features the Components Zone, China's largest electronic components sourcing event.
●             Spring 2010 events in China’s key technology hubs
●             Shenzhen, Chengdu and Shanghai attracted 25,538 visitors.
●             Fall 2010 shows in September brings new technologies and applications to Shenzhen and Xi'an.

China International Optoelectronic Exposition (CIOE)
●             China's largest optoelectronics event established in 1999 and held annually in Shenzhen.
●             Covers all optoelectronics segments including laser and infrared applications, precision optics, optical communications and LEDs.
●             2009 event hosted over 2,100 exhibitors.
●             12th CIOE (CIOE 2010) will be held at Shenzhen Convention and Exhibition Center, September 6 to 9, 2010 over a total exhibition area of 70,000 sqm.

Magazines

Magazine	Description

EE Times - Asia
●             Editions published monthly in simplified and traditional Chinese and Korean; provides engineering managers and design engineers in China, Taiwan and South Korea with innovative design ideas and in-depth technology analysis.

Electronic Design - China	● Published monthly in simplified Chinese; provides electronics design & development engineers and engineering managers in China with the latest in emerging technology and ”how-to” methodologies.
Electronics Supply & Manufacturing - China	● Published monthly in simplified Chinese; provides corporate, engineering and procurement management in China with strategic business and technology information.

Media for Buyers in China

Online Services

China Global Sources Online, (www.globalsources.com.cn) is designed to facilitate China domestic trade and assist overseas firms intent on selling into China. It includes the following vertical marketplaces:

Auto Parts & Accessories	Gifts & Premiums
Baby & Children’s Products	Hardware & DIY
Computer Products	Home Products
Electronic Components	Machinery
Electronics	Security Products
Fashion Accessories	Sports & Leisure
Garments & Textiles	Telecom Products

Trade Shows and Exhibitions (in China)

Trade Shows / Exhibitions	Description

China Sourcing Fair: Baby & Children’s Products
●             Highly targeted exhibitions, offering international & mainland China buyers the widest selection of quality products from international and Greater China suppliers.
●             Held in January 2010 in Shanghai.

China Sourcing Fair: Fashion Accessories
●             Highly targeted exhibitions, offering international & mainland China buyers the widest selection of quality products from international and Greater China suppliers.
●             Held in January 2010 in Shanghai.

China Sourcing Fair: Gifts & Premiums
●             Highly targeted exhibitions, offering international & mainland China buyers the widest selection of quality products from international and Greater China suppliers.
●             Held in January 2010 in Shanghai.

Other new shows for 2010 (including those serving buyers worldwide and buyers in China)

China Sourcing Fair: Garments & Textiles
●             Primary product categories include: ready-to-wear garments; outerwear; sweaters & knitwear; sportswear & activewear; bridal wear; fabrics & textiles; fibers & yarns; trimming materials & accessories; underwear; swimwear, beachwear & accessories; and sleepwear & loungewear.
●             To be launched in Hong Kong, Singapore and Johannesburg in October, November and December 2010, respectively.

China Sourcing Fair: Electronics
●             Highly targeted exhibitions, offering international & mainland China buyers the widest selection of quality products from international and Greater China suppliers.
●             To be launched in June 2010 in Shanghai.

New China Sourcing Fairs in Singapore for − Garments & Textiles − Food & Beverage − Machinery & Industrial Supplies − Gifts & Premiums − Home Products − Hardware & Building Materials
●             To facilitate trade between China and the Association of Southeast Asian Nations (ASEAN). ASEAN is currently China’s  fourth largest trading partner while China is currently the third largest trading partner of ASEAN.
●             To be launched in November in 2010.

New China Sourcing Fairs in Johannesburg for − Electronics − Garments & Textiles − Baby & Children’s Products − Fashion Accessories − Gifts & Premiums − Home Products − Hardware & Building Materials	● To address Africa’s growing demand for China-made products. ● To be launched in December in 2010.

Customers

We provide services to a broad range of international buyers and suppliers in various industry sectors.

Suppliers

During 2009, 17,187 suppliers paid us for marketing or advertising services compared to 16,514 during 2008. Approximately 79% of these suppliers were located in mainland China. No individual supplier customer represented more than 1% of our revenue during 2009.

Buyers

For our primary group of media, which connect export suppliers in Asia with buyers worldwide, we serve an independently certified community of more than 888,000 active members in more than 200 countries and territories. This figure is based on procedures to ensure that only buyers who have received a magazine or attended a China Sourcing Fair tradeshow organized by us or who have made an inquiry through the Global Sources Online website within the 12 month period ended December 31, 2009 or registered and double opted-in to receive product alert e-mails as of December 31, 2009 are extracted from the databases. This community is up from approximately 209,000 at the end of 2000.

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

Sales and Marketing

Our team member sales organization consists of approximately 2,889 independent representatives in approximately 64 cities worldwide, with 44 of these locations in Greater China. We have a staff of 10 full-time employees that oversee and monitor the independent sales representative organizations that employ these representatives. These organizations operate pursuant to service agreements with us that generally are termi-

nable by either party on short notice. These representatives focus on developing and maintaining relationships with suppliers that are current customers and they seek to increase the number of new suppliers using our services.  Substantially all of our contracts with suppliers are entered into directly between the supplier and us. Online services and print advertising revenue is seasonal and tends to be highest in the fourth quarter of each calendar year. Revenue for trade shows is highly seasonal as it is recognized in the month in which each show is held. Our sales representatives collectively make an average of 50,000 supplier visits per month. The largest representative sales offices are located in Beijing, Guangzhou, Shanghai, Shenzhen, Hong Kong and Taipei. Our six sales representative organizations in China accounted for approximately 70% of our total revenue in 2009.

Our marketing strategy leverages our database of approximately 250,000 suppliers currently listed on Global Sources Online. Sophisticated analyses of buyer and supplier profile data enable us to target our sales and marketing programs to new geographic areas and to specific product categories within industry sectors.

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

Content Development

Our content development group, is responsible for compiling, editing, integrating and processing the content that appears in our online services and print media. Within content development, the advertisement operations and editorial groups compile materials from suppliers and freelance writers, respectively, and transform these materials into the advertising and editorial content. Research teams analyze customer content usage to direct content development and they work with sales representatives and marketing staff to develop appropriate content for new industry sectors. Our site team is responsible for evaluating and integrating content into our online services, as well as maintaining the overall integrity of such services. In addition, members of the content development group manage the pre-press production work and print production processes associated with the creation of our printed and digital trade magazines. They also maintain the back-end supplier database, which is the foundation for our online supplier and product information.

Strategic Relationships

eMedia Asia Limited (“eMedia”) is a joint venture of which we own 60.1% and CMP Media (now known as TechInsights), through UBM Asia B.V., a member of the United Business Media Group owns 39.9%. We entered into the joint venture in September 2000, to provide new technology content, media and online services for the Asian electronics market, focusing on new opportunities in the Greater China market.

We formed a license-based partnership with a third party to operate a regional online marketing service in South Africa. This enables suppliers within South Africa to promote their products and services to buyers located primarily outside of South Africa.

In August 2005, eMedia formed a strategic alliance with Penton Media Inc. (“Penton”) to launch Electronic Design - China, a simplified Chinese edition of Penton’s electronics magazine, Electronic Design. This Electronic Design – China publication aims to provide the latest technology and application methodologies to design engineers and engineering managers in China. The online website was launched in January 2006, and the first print monthly issue was launched in March 2006.

In December 2009, eMedia acquired the entire issued share capital of eMedia South China Limited (previously known as “UBM South China Limited”), a company incorporated in the Hong Kong Special Administrative Region, which holds a 70% equity interest in Shenzhen Herong UBM Exhibition Co., Ltd. Shenzhen Herong UBM Exhibition Co., Ltd. organizes and operates the China International Optoelectronic Expo (“CIOE”) in mainland China. With this acquisition, eMedia Asia’s portfolio of media products for the Chinese electronic engineering community further complements the group’s own multi-channel media network for professionals in China’s electronic industry.

Technology and Systems

We use a combination of commercial software and internally developed systems to operate our websites and services.

We have invested $11.4 million for years 2008 and 2009 combined in online services development.

As of December 31, 2009, we had 138 team members engaged in technology development, maintenance, software customization and data center operations.

As of December 31, 2009, our online marketplace services are run on the Oracle DBMS release 10g. The catalog application that supports Global Sources Online’s core functions uses a Java platform.

Our servers are hosted by AT&T iDC in Hong Kong. We have dual redundant 200Mbps link connection directly to AT&T’s IX backbone, while AT&T’s IX maintains in excess of 3.1Gbps link to the United States and direct links to most countries in Asia. We use Overland Enterprise tape back-up systems as well as servers located at our Singapore facility for back-up and disaster recovery purpose. We have deployed EMC SAN Enterprise disk storage systems for mission critical data and load balancers and application accelerators for traffic workload balancing, redundancy and response time management respectively.

For the year ended December 31, 2009 our external network had 100% uptime availability.

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

We have registrations for either or both of our “Global Sources” and “China Sourcing Fairs” trademarks in various countries or regions, including  Australia, the European Union, Hong Kong, India, Indonesia, Israel, Mexico, mainland China, Singapore, South Africa, South Korea, Switzerland, Taiwan, Turkey, the United Arab Emirates and the United States; and we have applications for either or both these trademarks pending registration in various countries or regions, including India, Indonesia, mainland China, the Philippines, Taiwan, Thailand and the United Arab Emirates.

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

Properties

During 2004, we entered into a contract for the purchase of approximately 9,000 square meters of office space in the Shenzhen International Chamber of Commerce Tower in Shenzhen, Guangdong province, China, at a purchase price of approximately $19.0 million. Full payment of the purchase price was made during 2004, the physical handover of the premises occurred on or around March 30, 2005 and we received the title certificates. Our usage right in respect of this property is for a period of 50 years, expiring on January 7, 2052, after which the land could revert to the Chinese government.

In 2007, we purchased approximately 1,939.38 square meters of office space in a commercial building known as “Excellence Times Square” in Shenzhen, China, at a purchase price of approximately $7.0 million.

In 2008, we purchased approximately 6,364.50 square meters (gross) of office space in a commercial building known as Shenzhen International Chamber of Commerce Tower in Shenzhen at a price of approximately $34.4 million.

In 2008, we purchased approximately 22,874 square feet (gross) of office space, together with 6 car parking spaces, in a commercial building known as Southmark in Hong Kong, for a total purchase price of approximately $11.9 million.

In addition, we generally lease our office space under cancelable and non-cancelable arrangements with terms of two to five years, generally with an option to renew upon expiry of the lease term. We lease in aggregate approximately 106,333 square feet of executive and administrative offices in China, Hong Kong, the Philippines, Singapore, Dubai and Taiwan. Our aggregate base rental and building management fee expenses for the year ended December 31, 2009 were approximately $1.77 million.

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

Overview

We are a leading B2B media company and a primary facilitator of two-way trade with Greater China. The core business is facilitating trade from Greater China to the world, using a wide range of English-language media. The other key business segment facilitates trade from the world to Greater China using Chinese-language media. We provide sourcing information to volume buyers and integrated marketing services to suppliers. Our mission is to facilitate global trade between buyers and suppliers by providing the right information, at the right time, in the right format. Although our range of media has grown, for more than 39 years we have been in the same basic business of helping buyers worldwide find products and suppliers in Asia.

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

Exhibitions – trade shows and seminars - Our China Sourcing Fairs offer international buyers direct access to manufacturers from China and elsewhere in Asia. The first China Sourcing Fair was held during the fourth quarter of 2003. Subsequently, we held several China Sourcing Fairs events in the second and fourth quarters of every year through 2009. In addition, in 2007 we launched new China Sourcing Fairs events in Dubai and Shanghai and in 2008 we launched new China Sourcing Fairs events in India. Future China Sourcing Fairs are scheduled to be held mainly in the second quarter and fourth quarter of each financial year. International IC China Conferences and Exhibitions were held in March 2009 and again in September 2009 in China and these same exhibitions were held in March 2008 in China and in September 2008 in Taiwan. We derive revenue primarily from exhibit space rentals, but also from advertising and sponsorship fees in show guides and other locations in and around our event venues. We also receive fees from attendees to attend our technical conferences held during the events. We recognize exhibitor services revenue at the completion of the related events. As a result, second quarter and fourth quarter revenue is expected to be higher than the first and third quarter revenue.

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

We estimate the collectability of our accounts receivable based on our analysis of the accounts receivable, historical bad debts, customer creditworthiness and current economic trends. We continuously monitor collections from our customers and maintain adequate allowance for doubtful accounts. While credit losses have historically been within our expectations and the allowances we established, if the bad debts significantly exceed our provisions, our operating results and liquidity would be adversely affected.

Stock Based Compensation

We made share grants to employees and non-employees under our employee stock compensation plans. The Company’s share awards to non-employees fall into the categories described below:

(i)	Share grants to the consultants and to the employees of third party service providers (collectively known as “Team Members”):

These share grants to the non-employees vest over a six year period on a graded vesting basis, with a percentage of shares vesting each year. The share grants have a service condition that the grantee must continue to provide the services during the vesting period. The grantees will receive the shares on the respective vesting dates if they continue to render services to the Company.

If a Team Member ceases to provide services to the Company, any shares that have not vested are forfeited.

The Company accelerates the vesting of share grants in the event of death of a grantee or if there is a takeover or a change of control of the Company.

The Company has accounted for the share grants made to the non-employees, based on the guidance provided in ASC 505-50 (previously FAS 123R).

ASC 505-50-30-6 (previously FAS 123R, par. 7) establishes that share-based payment transactions with non-employees shall be measured at the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measured.   ASC 505-50-30-11 (previously EITF 96-18) further provides that an issuer shall measure the fair value of the equity instruments in these transactions using the stock price and other measurement assumptions as of the earlier of the following dates, referred to as the measurement date:

(a)	The date at which a commitment for performance by the counterparty to earn the equity instruments is reached (a performance commitment)

(b)	The date at which the counterparty’s performance is complete.

Consistent with this understanding, the Company believes that the fair value of share grants would be considered a more reliable measurement for the purpose of recording the transactions with the non-employees.  The Company has further assessed and concluded that there is no sufficiently large disincentive for non-performance under the share grant arrangement with the non-employee that would establish a performance commitment.  Thus, the measurement date for the share grants to the non-employee was established as the date at which the non-employee’s performance is completed.

For those share grants where the measurement date has not occurred, the Company follows the guidance in ASC 505-50-30-21 (previously EITF 96-18) and re-measures the fair value of the share grants to non-employees at each interim financial reporting date before the measurement date, for the purpose of recognizing the non-cash compensation costs during those financial reporting periods.  The fair value of the unvested share grants are computed through reference to the closing market price at each of the interim reporting dates. For vested shares, compensation cost is measured using the closing market prices on the vesting dates.

The Company recognizes the compensation costs associated with share awards to non-employees on an accelerated attribution basis over the requisite service period.

Under ASC 505-50 (Previously SFAS No. 123(R)), the Company is required to adjust its compensation cost for pre-vesting forfeitures, i.e. an award that is forfeited prior to vesting. As the share grants to the employees include service conditions, the fair value of the awards is not adjusted subsequent to the grant date. At each reporting date, the Company would estimate the quantity of share grants to employees and non-employees that are expected to vest and record the compensation cost for the share grants that are expected to vest.

(ii)	Share grants to former employees and Team Members after they resigned or retired from their respective employment or consultancy service:

Under these plans, the share grants to the non-employees vest over a five year period on a graded vesting basis, with a percentage of shares vesting each year. The grantee is subject to the non-compete terms stipulated in the Plan. The Company has the ability to enforce the non-compete agreement by forfeiting the shares if the grantee fails to comply with the non-compete terms.

The Company recognizes an intangible asset relating to the non-compete provisions of these awards at the fair value of the respective award. The intangible asset is amortized over the non-compete period on a straight-line basis.

(iii)          For the shares purchased by the directors under the Directors Purchase Plan, the Company has in the past utilized an option-pricing model for determination of the grant date fair value and the recording of compensation cost associated with the shares purchased by the Directors under the plan. By a written resolution of the Company’s Board of Directors dated April 24, 2009, the Company’s

Directors confirmed that they had all agreed that no purchase rights under the Directors Purchase Plan would be granted and/or exercisable in the calendar years 2009 and 2010.

(iv)          The Company made share awards to its directors under The Global Sources Directors Share Grant Award Plan. These awards are share grants without any exercise price or exercise period. Therefore, the fair value of the share grants at the date of grant approximates the intrinsic value. The Company recognizes the compensation costs associated with share awards with cliff vesting to directors on a straight-line basis over the vesting period.

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

Results of Operations

The following table sets forth our results of operations as a percentage of total revenue:

	Year Ended December 31,
	2007	2008	2009
Income statement data:
Revenue:
Online and other media services	69%	69%	66%
Exhibitions	28	28	32
Miscellaneous	3	3	2
Total revenue	100	100	100
Operating expenses:
Sales	34	36	36
Event production	11	10	11
Community	15	15	14
General and administrative	24	23	26
Online services development	3	3	3
Amortization of software costs	-	-	1
Total operating expenses	87%	87%	91%
Income from operations	13%	13%	9%
Net income attributable to the Company	13%	13%	9%

The following table represents our revenue by geographical areas as a percentage of total revenue:

	Year Ended December 31,
	2007	2008	2009

Asia	94%	95%	96%
United States	5	4	3
Europe	0	0	0
Others	1	1	1
Total revenue	100%	100%	100%

Fiscal Year 2009 Compared to Fiscal Year 2008

Revenue

Total revenue declined by 16% to $174.5 million for the year ended December 31, 2009 from $206.9 million for the year ended December 31, 2008, primarily due to declines in our Online and Other Media Services and Exhibitions revenue. Our Online and Other Media Services revenue declined by $26.7 million or 19% to $115.4 million for the year ended December 31, 2009, as compared with $142.1 million for the year ended December 31, 2008 primarily due to an 12% decline in our China market and declines in our Taiwan, Hong Kong and United States markets. The decline in our Online and Other Media Services Revenue resulted mainly from a 10% decline in our revenue from hosting online websites for our customers and a 37% decline in the revenue relating to the print advertising. Magazine advertising is expected to be under continued pressure from the global shift by advertisers away from print advertising.  China represented 70% of Online and Other Media Services revenue for the year ended December 31, 2009 compared to 65% for the year ended December 31, 2008. Our Exhibitions revenue declined from $58.2 million for the year ended December 31, 2008 to $55.1 million for the year ended December 31, 2009, a decline of 5%, due mainly to declines in our Exhibitions revenue from Hong Kong, Taiwan and United States markets due to the decrease in the number of booths sold in those markets. China represented 74% of Exhibitions revenue for the year ended December 31, 2009 compared to 69% for the year ended December 31, 2008. We continue to look for opportunities to expand the number of our exhibition events and locations for our events.

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

Sales costs declined from $73.6 million for the year ended December 31, 2008 to $63.8 million for the year ended December 31, 2009, a decline of 13% due mainly to a reduction in sales commissions in turn due to a decline in revenue as well as a decline in sales marketing fees, off-set partially by increase in China business tax as a result of changes in tax legislation in China as well as an increase in non-cash compensation expense relating to share awards to sales team members under our equity compensation plans (Please see paragraph on “Non-cash Compensation Expense”).

Event Production

Event production costs consist of the costs incurred for hosting the exhibition or trade show and seminar events. The event production costs include venue rental charges, booth construction costs, travel costs incurred for the event hosting and other event organizing costs. The event production costs are deferred and recognized as an expense when the related event occurs.

Event production costs declined by 14% from $21.5 million for the year ended December 31, 2008 to $18.4 million for the year ended December 31, 2009, primarily due to a reduction in booth construction and other event organizing costs resulting from a decline in the number of exhibition booths sold for our International IC China Conferences and Exhibitions events held in first quarter of 2009 and our exhibitions events in Hong Kong held in second and fourth quarters of 2009 and lesser venue space leased for our exhibitions events held in Hong Kong in second and fourth quarters of 2009.

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

Community costs declined from $30.5 million for the year ended December 31, 2008 to $24.8 million for the year ended December 31, 2009, a decline of 19%. This decline was due mainly to a decline in bulk circulation costs, paper costs, printing charges, fees paid to third party service providers as we merged two of our publications and introduced certain cost saving measures. We also reduced our buyer promotion costs for our exhibition events and reduced our participation in third party trade shows promoting our products and services to the buyer community in efforts to contain our costs.

General and Administrative

General and administrative costs consist mainly of corporate staff compensation, information technology support services, content management services, marketing costs, office rental, depreciation, communication and travel costs.

General and administrative costs declined from $47.5 million for the year ended December 31, 2008 to $44.9 million for the year ended December 31, 2009, a decline of 6%, due mainly to a decrease in content management costs as a result of lesser volume due to decline in online and other media services revenue, information technology services costs, fees paid to third party service providers and travel costs off-set partially by increases in depreciation of the office premises we purchased in later part of 2008 and due diligence costs relating to acquisition of a business in December 2009.

Online Services Development

Online services development costs consist mainly of payroll, office rental and depreciation costs relating to the updating and maintenance of Global Sources Online

Online services development costs to fund the updating and maintenance of our online services declined by 10% from $6.0 million for the year ended December 31, 2008 to $5.4 million for the year ended December 31, 2009 due mainly to declines in payroll costs, depreciation costs and fees paid to third party service providers.

Non-Cash Compensation Expense

We have issued share awards under several equity compensation plans (“ECPs”) to both employees and non-employees Team Members. For more information see “Critical Accounting Policies – Stock Based Compensation.”

For the year ended December 31, 2009, we recorded an expense of $0.8 million relating to the share awards to Team Members. This expense was recorded to various categories of operating expenses disclosed in the income statement for the year ended December 31, 2009 as follows: Sales: $0.55 million; Community: $0.04 million; General & Administrative: $0.2 million; Online services development: $0.01 million.

We have issued share awards under two ECPs to former employees and Team Members after they resigned or retired from their respective employment or consultancy service. Under these two plans, the share grants to the non-employees vest over a five-year period on a graded vesting basis, with a percentage of shares vesting each year. The grantee is subject to the non-compete terms stipulated in the Plan. The Company has the ability to enforce the non-compete agreement by forfeiting the shares if the grantee fails to comply with the non-compete terms. There is no other vesting condition other than the non-compete terms.

During the year ended December 31, 2009 we recorded an intangible asset of $1.7 million representing the fair value of the non-compete terms under these plans. We amortize the intangible asset over the non-compete term specified in the award to the non-employee. The amortization expense has been recorded to the income statement for the year ended December 31, 2009. (Please see paragraph on “Amortization of intangibles and software costs”).

We also recognize non-cash compensation expenses relating to the share awards to our directors under The Global Sources Directors Share Grant Award Plan and the shares purchased by our directors under the Directors Purchase Plan. By a written resolution of our Board of Directors dated April 24, 2009, our Directors confirmed that they had all agreed that no purchase rights under the Directors Purchase Plan would be granted and/or exercisable in the calendar years 2009 and 2010.

The total non-cash compensation expenses, resulting from the ECPs, The Global Sources Directors Share Grant Award Plan and the Directors Purchase Plan recorded by us and included under the respective categories of expenses for the year ended December 31, 2009 was $1.9 million compared to a credit of $0.9 million recorded for the year ended December 31, 2008. The increase is due mainly to re-measurement of equity compensation expense relating to non-employee share awards based on our prevailing share price of $6.25 as of December 31, 2009 which was higher compared to the share price of $5.45 as of December 31, 2008 and the new share awards for the year ended December 31, 2009, off-set partially by the completion of vesting of some of the past share awards.

The corresponding amounts for the non-cash compensation expenses/credit are credited /charged to shareholders’ equity.

Amortization of intangibles and software costs

We have issued share awards under two ECPs to former employees and Team Members after they resigned or retired from their respective employment or consultancy service. Under these two ECPs, the share grants to the non-employees vest over a five-year period on a graded vesting basis, with a percentage of shares vesting each year. The grantee is subject to the non-compete terms stipulated in the ECP. The Company has the ability to enforce the non-compete agreement by forfeiting the shares if the grantee fails to comply with the non-compete terms. There is no other vesting condition other than the non-compete terms. We recognize the intangible asset relating to the non-compete provisions of each such ECP at the fair value of the respective award. The intangible asset is amortized over the non-complete period specified in the award to the non-employee, on straight-line basis. During the year ended December 31, 2009 we recorded an intangible asset of $1.7 million representing the fair value of the non-compete terms under these ECPs. During the year ended December 31, 2009, we recorded amortization expense of $ 1.1 million relating to these intangibles.

Amortization of intangibles and software cost was $1.3 million for the year ended December 31, 2009 compared to $0.2 million for the year ended December 31, 2008. The increase was mainly due to the amortization of intangibles discussed above.

Income from Operations

The total income from operations for the year ended December 31, 2009 was $16.0 million as compared to $27.6 million for the year ended December 31, 2008. The decline in total income from operations resulted mainly from a decline in revenue and increase in amortization of intangibles and software costs, off-set partially by declines in sales costs, community costs, event production costs, general and administration costs and online services development costs. Income from operations for online and other media services declined from $25.0 million during the year ended December 31, 2008 to $11.2 million during the year ended December 31, 2009, a decline of 55%. The decline resulted mainly from a decline in online and other media services revenue and increase in amortization of intangibles and software costs, off-set partially by declines in sales costs, community costs, general and administrative costs and online services development costs. Income from operations for exhibition services declined from $1.8 million during the year ended December 31, 2008 to $0.8 million during the year ended December 31, 2009. The decline resulted mainly from a decline in exhibitions revenue, off-set partially by declines in event production costs, community costs, general and administrative costs.

Interest and dividend income

We recorded an interest income of $1.0 million for the year ended December 31, 2009, arising mainly from U.S. Treasury securities and term deposits placed with banks compared to an interest income of $2.9 million for the year ended December 31, 2008. The decline in interest income was mainly due to lower yield on U.S. Treasury securities and lower cash and cash equivalents as a result of our property purchases during April 2008 to December 2008 amounting to $47.9 million and the $50.0 million share repurchase offer made available to all shareholders which was completed in December 2008.

Income Taxes

Certain of our subsidiaries operate in the Cayman Islands and other jurisdictions where there are no taxes imposed on companies. Some of our subsidiaries operate in Hong Kong SAR, Singapore, China and certain other jurisdictions and are subject to income taxes in their respective jurisdictions.

We reported a tax provision of $0.5 million for the year ended December 31, 2009 compared to a tax provision of $0.7 million for the year ended December 31, 2008.

Net Income attributable to the Company

Net income attributable to the Company was $16.1 million for the year ended December 31, 2009, compared to net income attributable to the Company of $26.4 million for the year ended December 31, 2008. The decline in net income attributable to the Company resulted mainly from decline in revenue and decline in interest income and increase in amortization of intangibles and software costs, off-set partially by declines in sales costs, general and administration costs, community costs, event production costs, online services development costs, impairment loss on available for sale securities recorded in 2008 and foreign exchange losses recorded in 2008.

Fiscal Year 2008 Compared to Fiscal Year 2007

Revenue

Total revenue grew to $206.9 million during the year ended December 31, 2008 from $182.1 million during the year ended December 31, 2007, a growth of 14% driven primarily by the growth in our Online and Other Media Services revenue. The current general economic downturn may cause our customers to reduce the amount they spend on all of our various advertising and marketing services including online, magazine advertising and exhibitions.

Our Online and Other Media Services revenue grew by $16.3 million or 13% to $142.1 million during the year ended December 31, 2008, as compared with $125.8 million during the year ended December 31, 2007 due to a 25% growth in our China market and the growth in our Taiwan and United States markets, partially off-set by a decline in our other markets during the year ended December 31, 2008. Included in our Asia market is our China market, which represented 65% of Online and Other Media Services revenue during the year ended December 31, 2008 compared to 59% during the year ended December 31, 2007. The growth in our Online and Other Media Services Revenue resulted mainly from a 24% growth in our hosting online websites for our customers and a growth in our customer base, partially offset by the decrease in the revenue relating to the print advertising. Magazine advertising is expected to be under continued pressure from the global shift by advertisers away from print advertising. Our Exhibitions revenue grew from $51.6 million during the year ended December 31, 2007 to $58.2 million during the year ended December 31, 2008, a growth of 13%, due mainly to growth in revenue of our China Sourcing Fairs held in Hong Kong and Dubai during the second quarter of 2008 and in Hong Kong, India and China during the fourth quarter of 2008 resulting from an increase in the number of events held in those locations and the growth in our International IC China Conferences and Exhibitions held in the first quarter of 2008, due to the increase in the number of booths sold. We continue to look for opportunities to expand the number of our exhibition events and locations for our events. Our Exhibitions revenue from China grew by 19% during the year ended December 31, 2008 compared to year ended December 31, 2007. Included in our Asia market is our China market, which represented 69% of Exhibitions revenue during the year ended December 31, 2008 compared to 65% during the year ended December 31, 2007.

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

Community costs increased from $27.1 million during the year ended December 31, 2007 to $30.5 million during the year ended December 31, 2008, an increase of 13%. This increase was due mainly to a 20% increase in promotion costs for our exhibitions events as a result of the increase in the number of exhibition events in 2008 compared to 2007, a 6% increase in bulk circulation costs, paper costs, magazine subscription promotion costs incurred to promote a new print publication, and we also recorded increases in payroll costs, fees paid to third parties and promotion costs for our exhibition events.

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

Non-Cash Compensation Expense

We have issued share awards under several ECPs to both employees and non-employee Team Members.

During the year 2008, we recorded a credit to expenses of $3.6 million resulting from the re-measurement of the stock-based compensation relating to the unvested share grants to non-employees based on our share price of $5.45 as of December 31, 2008 which was lower compared to $28.22 share price as of December 31, 2007. This credit was recorded to  various categories of operating expenses disclosed in the income statement for the year ended December 31, 2008 as follows: Sales: $2.4 million; Community: $0.1million; General & Administrative: $1.0 million; Online services development: $0.1 million.

For a detailed discussion of our share grants to non-employees and the impact of prices on our non-cash compensation expense, please refer to our critical accounting policy “ Stock Based Compensation” under Item 5 of this Annual Report and Note 2(v) to our Financial Statements included elsewhere in this Annual Report.

We also recognize non-cash compensation expenses relating to the shares purchased by our directors under Directors Purchase Plan.

The total non-cash compensation credit relating to the equity compensation plans and the Directors Purchase Plan, recorded by us and included under the respective categories of expenses during the year ended December 31, 2008 was $0.9 million, compared to an expense of $7.8 million recorded during the year ended December 31, 2007.  The reduction is due mainly to a $3.6 million credit to expenses resulting from the re-measurement of equity compensation expense relating to non-employee share awards based on our prevailing share price as discussed above, off-set partially by the non-cash compensation expense relating to the share grants to our employees.

The corresponding amounts for the non-cash compensation credit/expenses are charged / credited to shareholders’ equity.

As of December 31, 2008 there was approximately $8.3 million of unrecognized non-cash compensation cost associated with the awards under the above equity compensation plans, which is expected to be recognized over the next six years.

Amortization of software costs

Amortization of software costs was $0.2 million during both the year ended December 31, 2008 and the year ended December 31, 2007.

Income from Operations

The total income from operations during the year ended December 31, 2008 was $27.6 million as compared to $19.9 million during the year ended December 31, 2007. The growth in total income from operations resulted mainly from growth in revenue and a reduction in impairment of goodwill and intangible assets, off-set partially by increases in sales costs, event production costs, community costs, general and administrative costs and online services development costs. Income from operations for online and other media services grew from $19.2 million during the year ended December 31, 2007 to $25.0 million during the year ended December 31, 2008, a growth of 30%. The growth resulted mainly from growth in online and other media services revenue and a reduction in impairment of goodwill and intangible assets, off-set partially by increases in sales costs, community costs, general and administrative costs and online services development costs. Income from operations for exhibition services grew to $1.8 million during the year ended December 31, 2008 from a loss of $0.2 million during the year ended December 31, 2007. The growth resulted mainly from growth in exhibitions revenue, off-set partially by increases in sales costs, event production costs, community costs, general and administrative costs.

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

We reported a tax provision of $0.7 million during the year ended December 31, 2008 and $0.3 million during the year ended December 31, 2007. The lower tax expense during 2007 was due to recognition of deferred tax asset for the expected future tax benefit of expenses incurred by one of our subsidiaries, which are not yet deductible for tax purposes.

Net Income attributable to the Company

Net income attributable to the Company was $26.4 million during the year ended December 31, 2008, compared to a net income attributable to the Company of $24.0 million during the year ended December 31, 2007. The growth in net income attributable to the Company resulted mainly from growth in revenue and a reductions in foreign exchange loss, impairment loss on available-for sale securities, impairment charges on goodwill and intangible assets and in the net income attributable to a non-controlling shareholder, off-set partially by increases in sales costs, event production costs, community costs, general and administrative costs, online services development costs and decline in the interest income and decline in gain on sale of available for sale securities.

Liquidity and Capital Resources

We financed our activities for the year ended December 31, 2009 using cash generated from our operations and we have no bank debt as of December 31, 2009.

Net cash generated from operating activities was $30.0 million for the year ended December 31, 2009, compared to $37.9 million cash generated from operating activities for the year ended December 31, 2008. The primary source of cash from operating activities was collections from our customers received through our independent sales representative organizations.

Receivables from sales representative organizations remained at $5.6 million as of December 31, 2009 and as of December 31, 2008. The receivables from sales representative organizations may decline in the near future as the collections are transferred to our bank account. In the long term, if our China business and our exhibition business grow as the economic climate improves, the receivables from sales representative organizations may increase. All the authorized signatories to the collection depository bank accounts maintained by our sales representatives in China are our employees, a majority of whom are our senior management staff.

Advance payments received from customers were $76.4 million as of December 31, 2009, compared to $76.7 million as of December 31, 2008, due to the current global economic downturn. The majority of our customers in China pay us in advance for our Online and other media services business. The majority of our Exhibitions business collections are advance payments.

We continuously monitor collections from our customers and maintain an adequate allowance for doubtful accounts. While credit losses have historically been within our expectations and the allowances established, if bad debts significantly exceed our provisions, additional allowances may be required in future.

We recorded a valuation allowance for the deferred tax assets of $7.4 million as of December 31, 2009 as it was more likely than not that that they would not be realized. These deferred tax assets resulted from the net operating losses in certain of our subsidiaries.

Net cash used in investing activities was $8.6 million during the year ended December 31, 2009, resulting from the $1.4 million cash used for capital expenditures mainly for purchase of computers, software, office furniture, leasehold improvements, net placement of $59.7 million in term deposit with banks and $2.8 million net cash payment to acquire controlling interest in a business off-set partially by net purchase of available-for-sale securities of $55.3 million. Net cash used in investing activities was $113.1 million during the year ended December 31, 2008, resulting from the $51.5 million cash used for capital expenditures mainly for purchases of office premises in China and Hong Kong, computers, software, office furniture, leasehold improvements and software development, net purchase of available-for-sale securities for $61.7 million off-set partially by $0.1 million proceeds from matured bonds.

Capital expenditures during the three months period ended March 31, 2010 amounted to $0.08 million and were incurred mainly for computers and office furniture. Our capital expenditures were financed using cash generated from our operations. The net book value of capital assets disposed during the year ended December 31, 2009 and the three months ended March 31, 2010 amounted to $0.06 million and $nil, respectively.

In 2004, 2007 and 2008 we purchased office space of 9,000 square meters, 1,939.38 square meters and 6,364.50 square meters respectively, in commercial buildings in Shenzhen China. In 2008 we also purchased office space of 22,874 square feet together with six car parking spaces in a commercial building in Hong Kong S.A.R.. These buildings are situated on leasehold lands with lease periods ranging between 50 to 55 years. We record the depreciation on these assets on a straight-line basis over the remaining lease term. The total net book value of these four office properties as of December 31, 2009 was $71.8 million. The total fair market value of these four office properties as of December 31, 2009 was $113.4 million, representing an unrealized and unrecorded revaluation gain of $ 41.6 million.

We invest our excess cash in term deposits with commercial banks, U.S. Treasury securities and available-for-sale securities to generate income from interest received as well as capital gains, while the funds are held to support our business.

Generally, we hold securities with specified maturity dates such as U.S. Treasury Bills until their maturity. During the year ended December 31, 2009, we reinvested $30.7 million of proceeds from matured term deposits with banks, $55.3 million from sale of available-for-sale securities and excess cash on hand in short term U.S. Treasury Bills and in term deposits with major banks to receive better yield. This does not increase our risk as these term deposits are protected by foreign sovereign guarantees. We do not engage in buying and selling of securities with the objective of generating profits on short-term differences in price or for other speculative purposes. Our objective is to invest to support our capital preservation strategy.

We hold a Documentary Credit facility with the Hongkong and Shanghai Banking Corporation Limited, for providing documentary credits to our suppliers. This facility has a maximum limit of approximately $0.6 million. As of December 31, 2009, the unutilized amount under this facility was approximately $0.5 million. Hongkong and Shanghai Banking Corporation Limited has also provided a guarantee on our behalf to our suppliers. As of December 31, 2009, such guarantee amounted to $0.003 million.

During the first quarter of 2007, we entered into a number of venue license agreements for our exhibition events amounting to $44.4 million in payments over five and a half years. The agreements are cancelable under Force Majeure conditions, or upon notice and payment of cancellation charges to the other party. The amounts paid will be expensed when the related events are held. As of December 31, 2009, we have paid approximately $15.2 million under these agreements.

In 2008, we entered into promotion agreements for the event specific promotion of our exhibition events amounting to $3.5 million. As of December 31, 2009, we have fully paid $3.5 million under these agreements. In the fourth quarter of 2009, we entered into promotion agreements for the event specific promotion of our exhibition events amounting to $0.8 million. As of December 31, 2009, we have not yet paid any amount under these agreements.

Net cash used in financing activities was $0.1million during the year ended December 31, 2009, resulting from refund of shares subscription received in advance to a deceased director’s estate upon expiry of the previously exercised purchase rights. Net cash used in financing activities was $51.6 million during the year ended December 31, 2008, resulting from $50.0 million used for repurchase of common shares by tender offer to all shareholders of the Company, $2.0 million repayment of capital to non-controlling shareholder upon capital reduction in a subsidiary, $0.5 million payment of dividend to non-controlling shareholder by a subsidiary, off-set partially by $0.9 million received from directors for the shares subscribed by them in the Directors Purchase Plan.

On February 4, 2008, our board of directors authorized a program to buyback up to $50.0 million of common shares. We may, from time to time, as business conditions warrant, purchase shares in the open market or through private transactions. The buyback program does not obligate us to buyback any specific number of shares and may be suspended or terminated at any time at management’s discretion. The timing and amount of any buyback of shares will be determined by management based on its evaluation of market conditions and other factors. As of December 31, 2009, we have not bought back any of our shares under this program.

For the purpose of adding liquidity to our public float, on February 12, 2009, we announced a one-for-ten bonus share issue on our outstanding common shares. Shareholders of record on February 27, 2009 received one additional common share for every ten common shares held, of face value of $0.01 each. The bonus share issue was distributed on or about March 31, 2009. We accounted for the bonus share issue as a stock split and retrospectively reclassified $0.047 million from additional paid in capital to common share capital as of December 31, 2008 and $0.046 million from additional paid in capital to common share capital as of December 31, 2007, in connection with the bonus share issue.

In December 2009, eMedia Asia Ltd. (“eMedia Asia”), a majority-owned subsidiary of the Company, acquired the entire issued share capital of eMedia South China Limited (previously known as “UBM South China Limited”) (“eMedia SCL”), a company incorporated in the Hong Kong Special Administrative Region, from United Professional Media Sarl (“UPM”) (who had acquired eMedia SCL from Business Media China AG (“BMC”) pursuant to a share purchase agreement in August 2009), eMedia SCL holds a 70% equity interest in Shenzhen Herong UBM Exhibition Co., Ltd. (“Shenzhen Herong”) which organizes and operates the China International Optoelectronic Expo (“CIOE”) in mainland China. With this acquisition, eMedia Asia’s portfolio of media products for the Chinese electronic engineering community further complements the group’s own multi-channel media network for professionals in China’s electronic industry. Total consideration paid for this acquisition was approximately $6.8 million consisting of $1.0 million liabilities assumed and a $6.1 million cash payment which included a $0.3 million due diligence costs reimbursement to UPM that we expensed.  The liabilities assumed included $0.8 million to be paid in within one year subject to any adjustments and settlements in respect of any outstanding warranty claims against BMC and completion of certain other requirements. We accounted for this acquisition as a business combination. As we gained control over eMedia SCL on December 24, 2009, we consolidated results of operation of eMedia SCL from this date onwards. As of December 31, 2009, we recorded the acquired intangible assets and the 30% non-controlling interest in the Shenzhen Herong at their estimated fair values of $7.1 million and $2.9 million respectively, pending completion of the final valuations.

On May 19, 2010, we announced via a press release (which was subsequently filed under Form SC TO-C with the SEC on May 21, 2010) that, as approved by our board of directors, we intend to commence a tender offer before the end of June 2010, with expected completion before the end of July 2010, for approximately 6.67 million of our common shares, or approximately 14.9% of our total outstanding common shares as of April 30, 2010, at a total purchase price of $60.0 million or $9.00 per share.  On June 25, 2010 we announced via a press release (which was filed under Form SC TO-C with the SEC) that we intend to increase the number of shares to be purchased to a total of up to 11,121,000 common shares, or approximately 24.9% of our total outstanding common shares as of April 30, 2010.  The previously announced purchase price of $9.00 per share remained the same and the total purchase price increased to up to $100,089,000.

In May 2010, a subsidiary of the Company entered into a number of venue license agreements for our exhibition events amounting to a gross value of approximately $16.7 million in payments over five years. The agreements are cancelable under force majeure or other specified conditions, or upon notice and payment of cancellation charges to the other party.

The following table summarizes our contractual obligations as of December 31, 2009:

	Payments due by period (in U.S. Dollars Thousands)
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Contractual Obligations
Operating leases	$807	$786	$21	-	-
Purchase obligations	4,770	3,776	994	-	-
Deferred income and customer prepayments – long term	2,516	-	2,516	-	-
Total	$8,093	$4,562	$3,531	$-	$-

We anticipate that our cash and securities on hand and expected positive cash-flows from our operations will be adequate to satisfy our working capital needs, capital expenditure requirements and cash commitments for the next 12 months.  However, looking to the long term, we may raise additional share capital, or sell debt securities, or obtain credit facilities as and when required to further enhance our liquidity position, and an issue of additional shares could result in dilution to our shareholders.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have a material effect or are reasonably likely to have a material future effect on our financial condition, changes in financial condition, revenues and expenses, results of operations, liquidity, capital expenditures, or capital resources.

Recent Accounting Pronouncements

In December 2007, FASB issued SFAS No. 141(R), which is incorporated in ASC Topic 805 “Business Combinations”, to replace SFAS No. 141, “Business Combinations” (“SFAS No.141”). SFAS No. 141(R) requires use of the acquisition method of accounting, defines the acquirer, establishes the acquisition date and broadens the scope to all transactions and other events in which one entity obtains control over one or more other businesses. SFAS No. 141(R) is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. We adopted SFAS No. 141(R) with effect from January 1, 2009. There was no material impact on the acquisitions during the year ended December 31, 2009, and its effects on future periods will depend on the nature and significance of business combinations subject to this statement.

In December 2007, the FASB issued SFAS No. 160, which is incorporated in ASC Topic 810 “Consolidation”. SFAS No. 160 establishes accounting and reporting requirements for ownership interests in subsidiaries held by parties other than parent, the amount of consolidated net income attributable to the parent and to the non-controlling interest. SFAS No. 160 is effective for fiscal year beginning after December 15, 2008. We adopted SFAS No. 160 with effect from January 1, 2009 via retrospective application of the presentation and disclosure requirements. Noncontrolling interest of $4.2 million at December 31, 2008 was reclassified from Liabilities to Shareholders’ Equity in the Consolidated Balance Sheets as of January 1, 2009. Net income attributable to noncontrolling interest $2.0 million, $1.8 million and $0.6 million net of tax, for the years ended December 31, 2007, 2008 and 2009, respectively, are presented separately in the Consolidated Statements of Income.

In March 2008, the FASB issued SFAS No. 161, which is incorporated in ASC Topic 815 “Derivatives and Hedging”.  SFAS No. 161 expands quarterly disclosure requirements in SFAS No. 133 about an entity’s derivative instruments and hedging activities. SFAS No. 161 is effective for fiscal years beginning after November 15, 2008. We adopted SFAS No. 161 with effect from January 1, 2009 and the adoption of SFAS No. 161 does not have a material impact on our consolidated financial statements.

In April 2008, the FASB issued FSP 142-3, which is incorporated in ASC Topic 350 “Intangibles – Goodwill and Other”. FSP FAS 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142, “Goodwill and Other Intangible Assets”. FSP 142-3 is effective for fiscal years beginning after December 15, 2008. We adopted FSP 142-3 with effect from January 1, 2009 and the adoption of this FSP does not have a material impact on our consolidated financial statements.

In June 2008, the FASB issued FSP EITF 03-6-1, which is incorporated in ASC Topic 260 “Earnings Per Share”. FSP EITF 03-6-1 clarified that all outstanding unvested share-based payment awards that contain rights to nonforfeitable dividends participate in undistributed earnings with common shareholders. Awards of this nature are considered participating securities and the two-class method of computing basic and diluted earnings per share must be applied. FSP EITF 03-6-1 is effective for fiscal years beginning after December 15, 2008. We adopted FSP EITF 03-6-1 with effect from January 1, 2009 and the adoption of this FSP does not have any material impact on our consolidated financial statements.

In November 2008, the FASB ratified EITF Issue 08-7, which is incorporated in ASC Topic 350 “Intangibles – Goodwill and Other”. A defensive intangible asset is an asset acquired in a business combination or in an asset acquisition that an entity does not intend to actively use. According to the guidance, defensive intangible assets are considered to be a separate unit of account and valued based on their highest and best use from the perspective of an external market participant. We adopted EITF Issue 08-7 on January 1, 2009.  There was no impact on our consolidated financial statements upon adoption, and its effects on future periods will depend on the nature and significance of the business combinations subject to this statement.

In April 2009, the FASB issued FSP FAS 157-4, which is incorporated in ASC Topic 820 “Fair Value Measurements and Disclosures”. Based on the guidance, if an entity determines that the level of activity for an asset or liability has significantly decreased and that a transaction is not orderly, further analysis of transactions or quoted prices is needed, and a significant adjustment to the transaction or quoted prices may be necessary to estimate fair value in accordance with SFAS No. 157 “Fair Value Measurements”. This FSP is to be applied prospectively and is effective for interim and annual periods ending after June 15, 2009 with early adoption permitted for periods ending after March 15, 2009. We adopted this FSP for the quarter ended June 30, 2009. The adoption of this FSP does not have any material impact on our consolidated financial statements.

In April 2009, the FASB issued FSP FAS 115-2 and FAS 124-2, which is incorporated in ASC Topic 320 “Investments – Debt and Equity Securities”. The guidance applies to investments in debt securities for which other-than-temporary impairments may be recorded. If an entity’s management asserts that it does not have the intent to sell a debt security and it is more likely than not that it will not have to sell the security before recovery of its cost basis, then an entity may separate other-than-temporary impairments into two components: 1) the amount related to credit losses (recorded in earnings), and 2) all other amounts (recorded in other comprehensive income). This FSP is to be applied prospectively and is effective for interim and annual periods ending after June 15, 2009 with early adoption permitted for periods ending after March 15, 2009. We adopted this FSP for the quarter ended June 30, 2009. The adoption of this FSP does not have any material impact on our consolidated financial statements.

In April 2009, the FASB issued FSP FAS 107-1 and APB 28-1, which is incorporated in ASC Topic 825 “Financial Instruments”. The FSP amends SFAS No. 107 “Disclosures about Fair Value of Financial Instruments” to require an entity to provide disclosures about fair value of financial instruments in interim financial information. This FSP is to be applied prospectively and is effective for interim and annual periods ending after June 15, 2009 with early adoption permitted for periods ending after March 15, 2009. We adopted this FSP for the quarter ended June 30, 2009. The adoption of this FSP does not have any material impact on our consolidated financial statements.

In April 2009, the FASB issued FSP FAS 141(R)-1, which is incorporated in ASC Topic 805 “Business Combinations”. This FSP requires that assets acquired and liabilities assumed in a business combination that arise from contingencies be recognized at fair value if fair value can be reasonably estimated. If fair value cannot be reasonably estimated, the asset or liability would generally be recognized in accordance with SFAS No. 5, “Accounting for Contingencies” and FASB Interpretation No. 14, “Reasonable Estimation of the Amount of a Loss”, which are incorporated in ASC Topic 450 “Contingencies”. Further, the FASB removed the subsequent accounting guidance for assets and liabilities arising from contingencies from SFAS No. 141(R). The requirements of this FSP carry forward without significant revision the guidance on contingencies of SFAS No. 141, which was superseded by SFAS No. 141(R). The FSP also eliminates the requirement to disclose an estimate of the range of possible outcomes of recognized contingencies at the acquisition date. For unrecognized contingencies, the FASB requires that entities include only the disclosures required by SFAS No. 5. This FSP was adopted effective January 1, 2009. There was no impact on our consolidated financial statements upon adoption, and its effects on future periods will depend on the nature and significance of business combinations subject to this statement.

In May 2009, FASB issued SFAS No. 165, which is incorporated in ASC Topic 855 “Subsequent Events”. SFAS No. 165 sets forth (1) the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, (2) the circumstances under which an entity should recognize events  or  transactions  occurring  after  the  balance  sheet  date  in  its  financial statements and (3) the disclosures that an entity should make about events or transactions that occurred after the balance sheet date.  SFAS No. 165 is effective for interim or annual financial periods ending after June 15, 2009. We adopted SFAS No. 165 as of June 30, 2009 and the adoption of SFAS No. 165 did not impact our consolidated financial statements.

In June 2009, the FASB issued SFAS No.168, which is incorporated in ASC Topic 105 “Generally Accepted Accounting Principles”. FAS 168 prescribes the Accounting Standards Codification (Codification) as the single source of authoritative nongovernmental U.S. generally accepted accounting principles (GAAP). The Codification is effective for interim and annual periods ending after September 15, 2009. We adopted this Statement for the quarter ended September 30, 2009 and included references to the ASC within our financial statement disclosures.

In August 2009, the FASB issued Accounting Standards Update (“ASU”) 2009-05 “Fair Value Measurements and Disclosures” which provides additional guidance on the measurement of liabilities at fair value and the various valuation techniques used for measuring such liabilities. It also highlights that entities should maximize the use of relevant observable inputs and minimize the use of unobservable inputs. In addition, an entity is not required to include a separate input or adjustment to other inputs relating to the existence of a restriction that prevents the transfer of a liability. We adopted this standard for the quarter ended December 31, 2009 and the adoption of ASU 2009-05 did not impact our consolidated financial statements.

In December 2008, the FASB issued FSP No. 132(R)-1, which is incorporated in ASC Topic 715 “Compensation – Retirement Benefits”. FSP 132(R)-1 amends FAS No. 132 to provide guidance on an employer’s disclosures about plan assets of a defined benefit pension or other postretirement plan. The additional required disclosures focus on fair value by category of plan assets. This FSP is effective for fiscal years ending after December 15, 2009. There is no expected impact on our consolidated financial statements.

In June 2009, the FASB issued SFAS No.167. SFAS No.167 amends the existing guidance around FIN 46(R), “Consolidation of Variable Interest Entities”, which is incorporated in ASC Topic 810 “Consolidation”, and amends the consolidation guidance for variable interest entities. Additionally, SFAS No.167 will require additional disclosures about involvement with variable interest entities. The effective date for the pronouncement is the fiscal year beginning after November 15, 2009, and will require retrospective application. The adoption of this statement is not expected to have a material impact on our consolidated financial statements.

In June 2009, the FASB issued SFAS No.166. SFAS No.166 is a revision to SFAS 140 “Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities” which is incorporated in ASC Topic 860 “Transfers and Servicing”, to eliminate the concept of a qualifying special purpose entity. Additionally, SFAS No. 166 will amend the criteria for a transfer of financial assets to qualify for sale accounting under SFAS 140, and will require more information about transfer of financial assets, including securitization transactions, and enhanced disclosures when companies have continuing exposure to the risks related to transferred financial assets. The effective date for the pronouncement is the fiscal year beginning after November 15, 2009, and will require retrospective application. The adoption of this statement is not expected to have a material impact on our consolidated financial statements.

In October 2009, the FASB issued Accounting Standards Update (“ASU”) 2009-13, which amends ASC Topic 605 “Revenue Recognition”, to require companies to allocate revenue in multiple-element arrangements based on an element’s estimated selling price if vendor-specific or other third-party evidence of value is not available. ASU 2009-13 is effective for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. Earlier application is permitted. We expect to apply this standard on a prospective basis for revenue arrangements entered into at the beginning of January 1, 2011. We are currently evaluating the impact of the adoption of this ASU on our consolidated financial statements.

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

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

The following table sets forth information regarding the persons who are our executive officers and directors.

Name	Age	Position

Merle Allan Hinrichs	68	Director, Chairman and Chief Executive Officer
Spenser Au	55	Deputy Chief Executive Officer
Craig Pepples	49	Chief Operating Officer
Bill Georgiou	65	Chief Information Officer
Sarah Benecke	53	Director
Eddie Heng Teng Hua	60	Director and Interim Chief Financial Officer
Roderick E Chalmers	62	Director
David F Jones	45	Director
James A Watkins	64	Director
Robert Gene Lees	61	Director

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

Mr. Au was appointed as our Deputy Chief Executive Officer in October 2009. Mr. Au first became a team member in 1978 as an account executive for Asian Sources Electronics magazine. The positions through which he advanced to senior management included regional sales manager in 1988, associate publisher in 1991, publisher in 1992 and president of Asian Sales in 1999. Mr. Au has a deep knowledge of Greater China and other markets where the company operates. Mr. Au received a Diploma in Business Management in 1977 from the Hong Kong Baptist University.

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

Mr. Georgiou was appointed as our Chief Information Officer in January 2001. Since 1989, he has held senior management positions in IT and related business fields with major corporations in Australia, Hong Kong and Singapore. He has directed the development and implementation of major business systems and e-commerce applications (B2C, B2B), managed data center and network infrastructure, and negotiated outsourcing contracts and hardware and software acquisitions. He has also played a leading role in the commer-

cialization of new technologies and adoption of best practices in IT management. For nearly 15 years, he has developed specialist expertise in supply chain web enablement and systems. He received his B.Ec. (Honours degree) and M.B.A. from the University of Adelaide.

Ms. Benecke has been a director since April 2000, and, since 1993, has been a director of Trade Media. Ms. Benecke was our principal executive officer from January 1994 through August 1999. She joined us in May 1980 and served in numerous positions, including publisher from 1988 to December 1992 and chief operating officer in 1993. Since September 1999, Ms. Benecke has been a consultant to Publishers Representatives Ltd. (Hong Kong), a subsidiary of our company. Since 2003, her consulting work has been focused on the launch, development and expansion of the “China Sourcing Fairs” in Shanghai, Hong Kong, Mumbai, Dubai, Singapore and Johannesburg. She graduated with a B.A. from the University of New South Wales, Australia. Her term as director expires in 2013.

Mr. Heng has been a director since April 2000. He joined us in August 1993 as deputy to the vice president of finance and was the Chief Financial Officer (previously entitled vice president of finance) from 1994 until June 30, 2009. Mr. Heng was appointed as Interim Chief Financial Officer on June 1, 2010. He received an MBA from Schiller International University in London in 1993, is a Singapore Certified Public Accountant, a member of the Institute of Certified Public Accountants, Singapore, and a Fellow Member of The Association of Chartered Certified Accountants in the United Kingdom. Mr. Heng is currently a director and audit committee chairman of Prison Fellowship Singapore, a Christian non-profit organization that provides counseling and skills training to prisoners and financial support to their families. Prior to joining us, he was the regional financial controller of Hitachi Data Systems, a joint venture between Hitachi and General Motors. His term as director expires in 2013.

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

Mr. Jones has been a director since April 2000. Mr. Jones joined CHAMP Private Equity, a leading Australian buyout firm, in 2002 where he is currently Managing Director. He has spent the last sixteen years in the private equity industry, and was previously in management consulting, investment banking and general management. In 1999, he founded and until 2002 led the development of UBS Capital’s Australian and New Zealand business. Prior to that, he spent four years with Macquarie Direct Investment, a venture capital firm in Sydney, Australia, and one year at BancBoston Capital in Boston, Massachusetts. Mr. Jones began his career as a consultant with McKinsey & Company in Australia and New Zealand. He left McKinsey to take the role of general manager of Butterfields Cheese Factors, of the King Island Dairies group. He is a director of Centric Wealth Limited, The National Museum of Australia and The Beacon Foundation. He was previously Chairman of the Australian Venture Capital Association Limited and a director of various listed and unlisted companies in Australia. Mr. Jones holds a Bachelor of Engineering (First Class Hons.) from the University of Melbourne and a Master of Business Administration from Harvard Business School. His term as director expires in 2011.

Mr. Watkins was appointed as a casual director (see “Election or Removal of Directors” under Item 10 for a description of a “casual director”) on February 28, 2005, and was elected as a director at our annual general meeting on May 9, 2005. Mr. Watkins was a director and group general counsel of the Jardine Matheson Group in Hong Kong from 1997 until 2003. He was group legal director of Schroders plc in 1996 to 1997 and of Trafalgar House plc from 1994 to 1996. He was previously a partner and solicitor in the London and Hong Kong offices of Linklaters from 1975 to 1994. He currently is a non-executive director of Mandarin Oriental International Ltd., Jardine Cycle & Carriage Ltd., MCL Land Ltd., Advanced Semiconductor Manufacturing Corporation Ltd., IL&FS India Realty Fund II LLC, Asia Satellite Telecommunications Holdings Ltd. and Hongkong Land Holdings Ltd. and is a member of the audit committees of Jardine Cycle & Carriage Ltd., MCL Land Ltd. and Asia Satellite Telecommunications Holdings Ltd. and the chairman of the audit committee of Advanced Semiconductor Manufacturing Corporation Ltd. Mr. Watkins has a law degree from the University of Leeds (First Class Hons.). His term as director expires in 2011.

Mr. Lees was appointed as a casual director on July 30, 2007, and was elected as a director at the annual general meeting of the company on June 11, 2008. Mr. Lees is a senior executive and global expert and has nearly 30 years of experience working with decision-makers in business and government at the most senior levels across the Asia-Pacific region. He is a senior advisor to the University of Cincinnati. Mr. Lees served for many years as secretary general and then president and chief executive officer of the Pacific Basin Economic Council, the Asia-Pacific region’s oldest business organization. He serves as a director of the Japan America Society and Chinese Chamber of Commerce in Cincinnati and the Dr. Sun Yat Sen Hawaii Foundation in Honolulu. Mr. Lees holds a bachelor’s degree from the University of Cincinnati and an MBA from The Thunderbird School of Global Management. He also completed studies at the Institute of International Studies and Training in Japan. His term as director expires in 2011.

Compensation

For the year ended December 31, 2009, we and our subsidiaries provided our eleven directors and executive officers as a group aggregate remuneration, pension contributions, allowances and other benefits of approximately $4,190,525 including the non-cash compensation of $971,306 associated with the equity compensation plans.

In 2009, we and our subsidiaries incurred $46,740 in costs to provide pension, retirement or similar benefits to our respective officers and directors pursuant to our retirement plan and pension plan.

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

Committees of the Board of Directors

We have established an audit committee and an executive committee of our board of directors. The audit committee recommends the appointment of auditors, oversees accounting and audit functions and other key financial matters of our company. The audit committee meets four times a year. David Jones, Roderick Chalmers and James Watkins are the members of the audit committee and the board of directors determined that Mr. Chalmers is an audit committee financial expert as defined under appropriate SEC guidelines. The executive committee acts for the entire board of directors between board meetings in respect of certain matters. Merle Hinrichs and Sarah Benecke are the members of the executive committee.

We have a separately - designated standing compensation committee, consisting of the independent directors. The primary function of the compensation committee is to approve compensation packages for each of the Company’s executive officers. The compensation committee held one meeting in the fiscal year ended December 31, 2009.

We have an executive sessions committee, consisting of the independent directors. The executive sessions committee held two meetings in the fiscal year ended December 31, 2009.

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

Employees

As of December 31, 2009, we had 359 employees worldwide, the majority of whom work in management, technical or administrative positions. We consider our employee relationships to be satisfactory. Our employees are not represented by labor unions and we are not aware of any attempts to organize our employees.

The following summarizes the approximate number of employees and independent contractors by function:

Function	Employees	Independent Contractors	Total

Content Development	30	373	403
Corporate Human Resources & Administration	49	49	98
Corporate Marketing	8	36	44
Community Development	67	93	160
Sales	10	2,142	2,152
Information System Department (include CIO office)	75	63	138
Corporate Accounts	67	63	130
Office of the CEO, COO	10	0	10
Legal and Group Secretarial	6	4	10
Exhibitions	31	65	96
Others	6	1	7
Total	359	2,889	3,248

Share Ownership

Information on the ownership of our Common Shares is given under Item 7, Major Shareholders and Related Party Transactions.

Equity Compensation Plans

On December 30, 1999, we established The Global Sources Employee Equity Compensation Trust (the “Trust”) for the purpose of administering monies and other assets contributed to the Trust for the establishment of equity compensation and other benefit plans, including the Equity Compensation Plans Numbers I to VII described below. The Trust is administered by Appleby Services (Bermuda) Ltd. (previously known as “Harrington Trust Limited” and then as “Appleby Trust (Bermuda) Ltd.) (the “Trustee”). The number of shares that may be sold pursuant to these plans is limited to the number of our shares held by the Trust. Following our takeover of Trade Media on April 14, 2000, the Trade Media shares were exchanged for our common shares. These Trade Media shares currently represent our common shares. As of April 30, 2010, the Trustee holds 1,284,377 of our common shares, consisting of common shares held in the Trust, as well as already vested common shares under the plans which are held in trust by the Trustee for various grantees who have elected to utilize the trust services of the Trustee for such purpose.  The Trustee has informed us that it does not intend to acquire any additional shares.  In exercising its powers, including the voting of securities held in the Trust, the Trustee may be directed by a plan committee, selected by the board of directors of one of our wholly-owned subsidiaries.

Pursuant to a Declaration of Trust dated November 28, 2006 by the Trustee, “The Global Sources Equity Compensation Trust 2007” (“2007 Trust”) was established. The 2007 Trust is administered by Appleby Services (Bermuda) Ltd. (the “2007 Trustee”) as trustee. The purpose of the 2007 Trust is to administer shares contributed by us to the 2007 Trust from time to time in connection with providing equity compensation benefits under The Global Sources Equity Compensation (2007) Master Plan described below (“ECP 2007 Master Plan”). In the year 2008, a total of 2,165 shares vested and were issued under the ECP 2007 Master Plan. As of April 30, 2010, the 2007 Trustee does not hold any of our common shares in the 2007 Trust, but the 2007 Trustee holds 19,702 already vested common shares under the ECP 2007 Master Plan which are held in trust by the 2007 Trustee for various grantees who have elected to utilize the trust services of the 2007 Trustee for such purpose. In exercising its powers under the 2007 Trust, the 2007 Trustee may be directed by a plan committee to be constituted and appointed by us. The plan committee (“ECP 2007 Plan Committee”) was constituted and appointed by the Board of Directors on February 15, 2007.

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

If ECPs I, II and III terminate, all optionees will be entitled to sell to the trustee all unexercised options at a price equal to the difference between the fair market value of the common shares and the aggregate exercise price of the options under ECPs I and II and securities and any cash held by the trustee shall be distributed in equal shares to people who received coupons under ECP III, upon our: (i) dissolution or liquidation; (ii) reorganization, merger or consolidation; or (iii) sale of our business. None of these events occurred, and ECPs I, II and III terminated in February 2010.

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

The non-cash compensation expenses associated with the above awards under ECP IV and ECP V of approximately $2,981,000 and $3,422,000, respectively, are recognized over the five year vesting term of the respective awards.

Global Sources Equity Compensation Plan VI

Eligible employees, directors, consultants, advisors and independent contractors under ECP VI are awarded, after their resignation or retirement from their respective services, a one-time grant of our common shares the number of which are determined by the plan committee.

Entitlement of the employees, directors, consultants, advisors and independent contractors to these common shares is subject to non-compete and vesting terms. There is no forfeiture provision other than pursuant to the non-compete terms.

The Equity Compensation Plan committee approved ECP VI on March 13, 2001 and first approved the awards of common shares under ECP VI in May 2001. The Equity Compensation Plan Committee approved additional awards of common shares under ECP VI on various subsequent dates.

The Company recognizes the intangible asset relating to the non-compete provisions of each of the above awards at fair value of the respective award. The intangible asset is amortized over the non-compete period on a straight-line basis.

During the year ended December 31, 2009 the Company recorded an expense of approximately $764,000 relating to amortization of intangible assets associated with the awards under ECP VI.

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

The non-cash compensation expenses associated with the above awards under ECP VII of approximately $12,747,000 are recognized over the six year vesting term of the respective awards.

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

On November 7, 2006, we filed a Form S-8 Registration Statement under the Securities Act of 1933, with the U.S. Securities and Exchange Commission (the “SEC”), for up to 3,000,000 common shares to be issued under the ECP 2007 Master Plan.

On March 6, 2007, the Plan Committee approved and issued “The Global Sources Share Grant Award Plan” as a supplementary or subsidiary document to the ECP 2007 Master Plan. Under the plan, the ECP 2007 Plan Committee is to determine who amongst eligible Team Members will be granted awards of shares and the number of shares to be awarded to them, and to determine the vesting schedule for such awards. The plan commenced with effect on March 6, 2007, and will terminate upon the expiration or termination of the ECP 2007 Master Plan, or upon the liquidation of the Company, or upon termination by the ECP 2007 Plan Committee, whichever is the earliest to occur. The ECP 2007 Plan Committee approved awards of common shares under the plan on various dates. The non-cash compensation expenses as of December 31, 2009, associated with the above awards under the plan of approximately $9,876,000 are recognized over the six year vesting term of the award.

On March 6, 2007, the Plan Committee approved and issued “The Global Sources Retention Share Grant Plan” as a supplementary or subsidiary document to the ECP 2007 Master Plan. Persons eligible to receive grants under the plan are persons who have been Team Members for at least five years, who retire “in good standing” (as determined by the ECP 2007 Plan Committee), and who would otherwise have their unvested  shares (under any applicable equity compensation plans) forfeited upon retirement. The ECP 2007 Plan Committee is to determine who amongst eligible persons will be granted awards of common shares. The number of common shares to be awarded to such grantees are calculated according to a formula defined in the plan, and will vest in equal installments over a period of five years after retirement, subject to certain non-compete terms and the grantees remaining “in good standing”. There is no forfeiture provision other than pursuant to terms relating to non-compete being “in good standing”, not doing anything prejudicial to the company or other reasons as determined by the ECP 2007 Plan Committee. The plan commenced with effect on March 6, 2007, and will terminate upon the expiration or termination of the ECP 2007 Master Plan, or upon the liquidation of the Company, or upon termination by the ECP 2007 Plan Committee, whichever is the earliest to occur. The ECP 2007 Plan Committee approved awards of common shares under the plan on various dates The Company recognizes intangible asset relating to the non-compete provisions of each of the above awards at the fair value of the respective award. The intangible asset is amortized over the non-compete period on a straight-line basis.

During the year ended December 31, 2009, the Company recorded an expense related to amortization of intangible assets of approximately of $373,000 associated with the awards under The Global Sources Retention Share Grant Plan.

On April 24, 2009, the Plan Committee approved and issued “The Global Sources Directors Share Grant Award Plan” as a supplementary or subsidiary document to the ECP 2007 Master Plan. Persons eligible to receive grants under the plan are directors of the Company. Under the plan, the ECP 2007 Plan Committee is to determine who amongst the directors of the Company will be granted awards of shares and the number of shares to be awarded to them. Any shares awarded will not vest immediately, but only at the end of four years after such effective date as may be specified by the Plan Committee (or in accordance with such other vesting schedule as may be determined by the Plan Committee). The plan commenced with effect on April 24, 2009, and will terminate upon the expiration or termination of the ECP 2007 Master Plan, or upon the liquidation of the Company, or upon termination by the ECP 2007 Plan Committee, whichever is the earliest to occur. The ECP 2007 Plan Committee first approved an award under the plan totaling 21,000 common shares (comprising 3,000 common shares each) to the seven directors of the Company in June 2009, and approved another award under the plan totaling 21,000 common shares (comprising 3,000 common shares each) to the seven directors of the Company in January 2010. The non-cash compensation expenses as of December 31, 2009, associated with the above awards under the plan of approximately $160,000 are recognized over the four year vesting term of the award.

Directors Purchase Plan

A 2000 Non-Employee Directors Share Option Plan was approved on October 26, 2000 by the shareholders of the Company. Each eligible Director was entitled to an option to purchase up to 20,000 common shares at a price established at year end.

Each option was exercisable before the end of each February following the year-end at which the option price was established. The non-employee Directors had the right to decline all or part of the award, which was non-transferable.

For grants attributable to the year 2001, the option price was 15% less than the average closing price of the shares for the last 5 trading days of the previous calendar year. The award vested over 4 years, with one-

quarter of the shares vesting each year. Full payment was required upon exercising the option. Upon resignation of an eligible Director, all unvested shares would be forfeited and the option price received for the forfeited unvested shares would be refunded.

On November 1, 2001, the terms of the plan for prospective grants were amended to require only 15% of the exercise price to be paid upon the exercise date and to provide that the resignation of a director following his or her exercise of the grant of options and payment of the option price would no longer result in a forfeiture of the subscribed shares. The exercise price was the average closing price of the shares for the last five trading days of the previous calendar year. The balance of 85% must be paid on or before the end of the holding period, which was four years. The ownership of the awards would transfer after four years.

On February 27, 2002, the terms of the plan for prospective grants were amended to require only 10% of the exercise price to be paid upon the exercise date. The balance of 90% must be paid on or before the end of the holding period.

On May 8, 2003, the Company’s shareholders approved amendments to the 2000 Non-Employee Directors Share Option Plan to allow both employee and non-employee Directors to participate prospectively in the plan. The plan was renamed as the Directors Purchase Plan by the Board of Directors on August 14, 2003. Directors purchasing the shares under the plan would pay 10% of the purchase price, which was the average closing price of the shares for the last five trading days of the previous calendar year, on or before the 28th day of February of the relevant year, with the balance of 90% payable by the end of the four year period from that day and the shares would be issued thereafter. The resignation of a Director following his or her purchase of the shares and payment of the 10% initial installment would not cause a forfeiture of the purchased shares; however, failure to pay the 90% balance of the purchase price before the end of the holding period would result in the 10% deposit being forfeited and all rights under the purchase plan and the issuance of shares would automatically lapse and expire and the shares would not be issued.

At the Board of Directors’ meeting on 4 and 5 November 2005, the Board of Directors adopted the “Directors Purchase Plan (as of 5 November 2005)”, which consolidated earlier forms of the Directors Purchase Plan and previous shareholders’ and Board of Directors’ approvals and resolutions pertaining thereto.

On November 7, 2006, the Company filed a Form S-8 Registration Statement under the Securities Act of 1933, with the SEC, for up to 530,000 common shares to be issued under the Directors Purchase Plan (as of 5 November 2005).

By a written resolution of the Board of Directors dated April 24, 2009, the Company’s Directors confirmed that they had all agreed that no purchase rights under the Directors Purchase Plan (as of 5 November 2005) would be granted and/or exercisable in the calendar years 2009 and 2010.

At the Company’s annual general meeting held on June 24, 2009, the Company’s shareholders approved the adoption of the “Directors Purchase Plan (updated effective as of January 1, 2009)”, which updated the Directors Purchase Plan (as of 5 November 2005), so as to provide that if an eligible director passes away and at the time of his or her death has not paid the entire purchase price of previously exercised purchase rights, then the remaining balance of the purchase price must be paid by his or her estate within 6 months of his or her death; otherwise, the previously exercised purchase rights will automatically expire and lapse, no shares will be issued, and any deposits previously paid with respect to the exercised purchase rights will be refunded to the estate. In addition, the Directors Purchase Plan (updated effective as of January 1, 2009) also clarifies that any amendments or updates made to the plan may be made applicable retroactively with the approval or consent of affected purchase rights holders or eligible directors under the plan.

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

During the year ended December 31, 2009, the Company refunded $134,026 to a deceased director’s estate as previously exercised purchase rights expired and lapsed.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

The following table sets forth information about those persons who hold more than 5% of our common shares and the share ownership of our directors and officers as a group. The information is based upon our knowledge of the share ownership of such persons on April 30, 2010.

Based upon the information in Amendment No. 5 to the Schedule 13D filed with the SEC on December 3, 2009, Hung Lay Si Co. Ltd. is a company organized under the laws of the Cayman Islands. It is wholly owned by the Quan Gung 1986 Trust (the “1986 Trust”), a trust formed under the laws of the Island of Jersey. The trustee of the 1986 Trust is Hill Street Trustees Limited, an Island of Jersey limited liability company whose shares are wholly owned by RBC Trust Company (International) Limited (“RBCTCL”), a company organized under the laws of the Island of Jersey. RBCTCL is wholly owned by RBC Holdings (Channel Islands) Limited (“RBCHL”), a company organized under the laws of the Island of Guernsey. Prior to February 27, 2009, Hill Street Trustees Limited was wholly owned by the partners of the Mourant Group, which is a firm based in the Island of Jersey that provides trust administrative services. Each of the 1986 Trust, Hung Lay Si Co. Ltd., Hill Street Trustees Limited, RBCTCL and RBCHL may be deemed to be a beneficial owner of our common shares that are directly owned by Hung Lay Si Co. Ltd. under applicable SEC rules and regulations.

The 1986 Trust (through Hung Lay Si Co. Ltd., its wholly owned subsidiary) has the right to acquire certain additional common shares from another shareholder in certain circumstances, which results in the 1986 Trust (together with Hill Street Trustees Limited and Hung Lay Si Co. Ltd., RBCTCL and RBCHL) being beneficial owners of those common shares as of April 30, 2010 (see below). The Trust was formed under the laws of the Island of Jersey. Counsel to Hill Street Trustees Limited has informed us that, by virtue of the terms of the 1986 Trust and the laws of the Island of Jersey, Hill Street Trustees Limited cannot make disclosure of the names of the beneficiaries and settlor of the 1986 Trust in breach of the obligations placed on it and in accordance with its duties of confidentiality. Accordingly, you may never know the identity of the beneficiaries or settlors of the 1986 Trust.

On November 27, 2003, Merle Allan Hinrichs acquired 24,212,163 of our common shares, after adjustment to reflect the share split resulting from our bonus share distributions of one share for every ten shares held as of March 1, 2004, as of March 4, 2005, as of March 15, 2006, as of March 16, 2007, as of January 1, 2008, and as of February 27, 2009, representing approximately 54.2% of our outstanding common shares as of April 30, 2010, from Hung Lay Si Co. Ltd. As consideration for the purchase of the common shares, Mr. Hinrichs agreed to pay Hung Lay Si Co. Ltd. the purchase price of $109,337,056 payable on November 27, 2013. Mr. Hinrichs has granted to Hung Lay Si Co. Ltd. a security interest in all the said common shares as well as an additional 7,100,812 common shares (after adjustment to reflect the share split resulting from our said bonus share distributions) owned by Mr. Hinrichs,  pending payment of the consideration. A copy of the purchase agreement and security agreement was filed by Mr. Hinrichs with the SEC on Schedule 13D on December 8, 2003, and jointly by the 1986 Trust and Hung Lay Si Co. Ltd. on Schedule 13D/A on the same day, and reference is made to those filings for the complete terms of the transaction. The agreements provide that in the event of cash dividends declared and paid by us, Mr. Hinrichs will pay to Hung Lay Si Co. Ltd. 50% of the dividends for any of the common shares purchased by Mr. Hinrichs from Hung Lay Si Co. Ltd. that remain subject to Hung Lay Si Co. Ltd.’s security interest in the shares. If Mr. Hinrichs wishes to transfer or sell any shares subject to those agreements to someone other than Hung Lay Si Co. Ltd., Hung Lay Si Co. Ltd. has a right of first refusal to offer to purchase those shares. Hung Lay Si Co. Ltd. may also be deemed, under SEC rules, to be a beneficial owner of the shares in which it has a right of first refusal and a security interest.

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

As a result, and after the purchase by us of 3,589,589 of our common shares from Mr. Hinrichs pursuant to the tender offer consummated in December 2008, and after our bonus share distribution of one share for every ten shares held as of February 27, 2009, Mr. Hinrichs owns 20,911,033 of our common shares, representing approximately 46.8% of our outstanding common shares as of April 30, 2010.

Pursuant to the same tender offer referred to above, Hung Lay Si Co. Ltd. tendered 1,529,832 common shares which were accepted for payment. Hung Lay Si also sold 537,541 and 121,259 common shares in open market transactions in June 2009 and during the period from August 21, 2009 through September 30, 2009, respectively. In addition to the 8,120,107 common shares owned by Hung Lay Si Co. Ltd., it may be deemed to be the beneficial owner of 20,764,421 common shares owned by Mr. Hinrichs as of April 30, 2010 in which it has a right of first refusal and a security interest under SEC rules and regulations. Hill Street Trustees Limited has shared dispositive power with respect to those 20,764,421 common shares as well, as it has the authority to vote and dispose of the shares of Hung Lay Si Co. Ltd. owned by the 1986 Trust.

Common Shares Beneficially Owned
Name of Beneficial Owner	Shares	Percentage **

Merle Allan Hinrichs	20,911,033	46.8%
Hung Lay Si Co. Ltd	8,120,107	18.2%
Spenser Au	*	*
Craig Pepples	*	*
Bill Georgiou	*	*
Sarah Benecke	*	*
Eddie Heng Teng Hua	*	*
David F Jones	*	*
Roderick E Chalmers	*	*
James A Watkins	*	*
Robert Gene Lees	*	*
All officers and directors as a group (10 persons)	21,453,343	48.1%
________________________

*           Indicates beneficial ownership of less than 1%.

**	The percentage figures are calculated based on our total outstanding common shares (and do not take into account that portion of our total issued common shares which are held as treasury shares).

As of April 30, 2010, we believe that approximately 13,715,362 of our shares or approximately 30.7% of our total outstanding common shares were beneficially owned by U.S. holders and there were 687 shareholders of record in the U.S. (excluding any U.S. holders who may be holding our shares through brokerage firms).

Mr. Merle Allan Hinrichs, our Chairman and Chief Executive Officer, beneficially owns approximately 46.8% of our common shares as of April 30, 2010, and is deemed our controlling shareholder.

Our major shareholders do not have different voting rights. We do not know of any arrangement which may at a subsequent date result in a change in control of our company.

Related Party Transactions

We lease approximately 83,570 square feet of our office facilities from companies controlled by a wholly-owned subsidiary of Hung Lay Si Co. Ltd. under cancelable and non-cancelable operating leases and incur building maintenance services fees to our affiliated companies. We incurred rental, building services expenses and reimbursement of membership fees for use of club memberships of $1,368,616 during the year ended December 31, 2009. We also receive investment consultancy services from wholly-owned subsidiaries of Hung Lay Si Co. Ltd. The expenses incurred for these services during the year ended December 31, 2009 was $50,000.

We believe these transactions are commercially reasonable in the jurisdictions where we operate and for our employees where they reside or work.

ITEM 8.                      FINANCIAL INFORMATION

GLOBAL SOURCES LTD. AND SUBSIDIARIES

Index to the Consolidated Financial Statements
December 31, 2009

Page

Report of Independent Registered Public Accountants	66 - 67
Consolidated Balance Sheets	68
Consolidated Statements of Income	69
Consolidated Statements of Cash Flows	70
Consolidated Statements of Equity and Comprehensive Income	71
Notes to the Consolidated Financial Statements	72 - 108

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS

To the Board of Directors and Shareholders of

Global Sources Ltd.

We have audited the accompanying consolidated statements of income, equity and comprehensive income and cash flows of Global Sources Ltd. (a company incorporated under the laws of Bermuda) (the “Company”) and its subsidiaries for the year ended December 31, 2007. These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated result of their operations and cash flows for the year ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 15 to the consolidated financial statements, on January 1, 2007, the Company adopted Financial Accounting Standards Board Interpretation No. 48, “Accounting for Uncertainty in Income Taxes”. As described in Note 2(u), effective January 1, 2006, the Company adopted Statement of Financial Accounting Standards No. 123(R) (revised 2004), Share-Based Payment, which requires the Company to recognize expense related to the fair value of share-based compensation awards.

/s/  ERNST & YOUNG

Singapore
April 17, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of equity and comprehensive income and of cash flows, present fairly, in all material respects, the financial position of Global Sources Ltd. and its subsidiaries at December 31, 2009 and December 31, 2008, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.  Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Report of Management on Internal Control over Financial Reporting.  Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits.  We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects.  Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk.  Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

As discussed in Note 2 to the consolidated financial statements, the Company changed the manner in which it accounts for business combinations and non-controlling interests in 2009.

/s/ PricewaterhouseCoopers LLP

Singapore
April 19, 2010

GLOBAL SOURCES LTD. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

	At December 31,	At December 31,
	2008	2009
ASSETS
Current Assets:
Cash and cash equivalents	$70,225	$91,553
Term deposits with banks	-	60,357
Available-for-sale securities	60,786	6,423
Accounts receivable, net	6,025	3,438
Receivables from sales representatives	5,574	5,607
Inventory	1,306	600
Prepaid expenses and other current assets	16,513	13,603
Deferred tax assets	28	13
Total Current Assets	160,457	181,594

Property and equipment, net	82,657	77,815
Intangible assets, net	-	8,770
Long term investments	100	100
Deferred tax assets	323	446
Other noncurrent assets	1,561	1,667
Total Assets	$245,098	$270,392

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities:
Accounts payable	$10,117	$10,901
Deferred income and customer prepayments	73,636	73,841
Accrued liabilities	11,579	11,585
Income taxes payable	261	435
Total Current Liabilities	95,593	96,762
Deferred income and customer prepayments	3,044	2,516
Deferred tax liability	318	141
Total Liabilities	98,955	99,419

Shareholders’ Equity:
Common shares, US$0.01 par value; 75,000,000 shares authorized;
51,427,642 (2008: 51,376,335) shares issued and 44,552,642 (2008: 44,501,335) shares outstanding	514	514
Additional paid in capital	133,922	138,468
Treasury shares, at cost – 6,875,000 (2008: 6,875,000) shares	(50,000)	(50,000)
Retained earnings	55,259	71,369
Accumulated other comprehensive income	2,225	2,859
Total Company Shareholders’ Equity	141,920	163,210
Non-controlling interests	4,223	7,763
Total Equity	146,143	170,973
Total Liabilities and Equity	$245,098	$270,392

The accompanying notes are an integral part of these financial statements.

GLOBAL SOURCES LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME

(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

	Year Ended December 31,
	2007	2008	2009
Revenue:
Online and other media services	$125,818	$142,129	$115,381
Exhibitions	51,608	58,179	55,147
Miscellaneous	4,633	6,584	3,985
	182,059	206,892	174,513
Operating Expenses:
Sales	61,773	73,625	63,810
Event production	20,155	21,493	18,385
Community	27,086	30,488	24,764
General and administrative	44,167	47,525	44,860
Online services development	5,703	5,992	5,416
Amortization of intangibles and software costs	193	193	1,270
Impairment of goodwill and intangible assets	3,101	-	-
Total Operating Expenses	162,178	179,316	158,505
Income from Operations	19,881	27,576	16,008
Interest and dividend income	6,595	2,884	981
Gain on sale of available-for-sale securities	2,937	-	-
Impairment loss on investment and available-for-sale securities, net	(1,846)	(939)	-
Foreign exchange gains (losses), net	(1,213)	(657)	237
Income before Income Taxes	26,354	28,864	17,226
Income Tax Expense	(328)	(677)	(498)
Net Income	$26,026	$28,187	$16,728
Net income attributable to non-controlling interest	(2,027)	(1,757)	(618)
Net Income Attributable to the Company	$23,999	$26,430	$16,110
Basic net income per share attributable to the Company’s shareholders	$0.47	$0.51	$0.36
Shares used in basic net income per share calculations (Note 2(t))	51,218,263	51,351,941	44,546,226
Diluted net income per share attributable to the Company’s shareholders	$0.46	$0.51	$0.35
Shares used in diluted net income per share calculations (Note 2(t))	51,681,335	52,230,293	45,794,197

Note: a.
Non-cash compensation expenses (credit) associated with the employee and team member Equity Compensation Plans, Global Sources Directors Share Grant Award Plan and Directors Purchase Plan included under various categories of operating expenses are approximately as follows: sales: $762 (2008:  $(2,054), 2007:  $4,286), community: $217 (2008:  $173, 2007:  $269), general and administrative: $623 (2008:  $742, 2007:  $2,874), and online services development expenses: $269 (2008:  $237, 2007:  $347).

The accompanying notes are an integral part of these financial statements.

GLOBAL SOURCES LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

(In U.S. Dollars Thousands)

	Year Ended December 31,
	2007	2008	2009
Cash flows from operating activities:
Net income	$26,026	$28,187	$16,728
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	4,710	5,594	7,345
Profit on sale of equipment	(3)	-	(13)
Accretion of U.S. Treasury strips zero % coupon	(15)	(3)	-
Impairment of available-for-sale securities, goodwill and intangible assets	5,402	939	-
Unrealized interest income on available-for-sale securities	-	(6)	-
Unrealized interest income on term deposits with banks	-	-	(657)
Provision for doubtful debts	444	276	146
Non-cash compensation expense (credit)	7,776	(902)	1,871
Equipment written off	266	55	6
Net foreign exchange differences	730	207	(215)
Accounts receivables	(641)	364	2,441
Receivables from sales representatives	935	6,730	(31)
Inventory	(219)	(198)	706
Prepaid expenses and other current assets	(1,158)	(1,182)	2,949
Other long term assets	(1,219)	1,220	(98)
Accounts payable	(1,236)	4,542	(126)
Accrued liabilities	17	(971)	(63)
Deferred income and customer prepayments	19,237	(6,396)	(765)
Tax liabilities	(419)	(508)	(164)
Net cash provided by operating activities	60,633	37,948	30,060

Cash flows from investing activities:
Purchase of property and equipment	(11,291)	(51,482)	(1,376)
Proceeds from sale of equipment	3	-	65
Placement of term deposits with banks	-	-	(90,399)
Proceeds from matured term deposits with banks	-	-	30,699
Proceeds from matured bonds	205	102	-
Business acquisition	(3,136)	-	-
Purchase of available-for-sale securities	-	(61,719)	-
Proceeds from sale of available-for-sale securities	15,834	-	55,258
Amount paid for acquisition of controlling interest in a business, net of cash acquired	-	-	(2,817)
Net cash generated from (used in) investing activities	1,615	(113,099)	(8,570)

Cash flows from financing activities:
Repayment of shares subscription received in advance	-	-	(134)
Amount received towards directors purchase plan	422	885	-
Payment of dividend to non-controlling shareholder by a subsidiary	-	(479)	-
Repurchase of common shares, held as treasury shares	-	(50,000)	-
Repayment of capital to non-controlling shareholder upon capital reduction in a subsidiary	-	(1,995)	-
Net cash generated from (used in) financing activities	422	(51,589)	(134)

Effect of exchange rate changes on cash and cash equivalents	62	(860)	(28)
Net increase (decrease) in cash and cash equivalents	62,670	(126,740)	21,356
Cash and cash equivalents, beginning of the year	135,093	197,825	70,225
Cash and cash equivalents, end of the year	$197,825	$70,225	$91,553

Supplemental cash flow disclosures:
Income tax paid	$747	$1,184	$609

The accompanying notes are an integral part of these financial statements.

GLOBAL SOURCES LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF EQUITY AND COMPREHENSIVE INCOME

 (In U.S. Dollars Thousands, Except Number of Shares)
	Common shares – Number	Common shares - Amount	Treasury shares	Add- itional paid in capital	Re- tained earnings	Compre-hensive income	Accumulated other comprehensive income	Total Company shareholders’ equity	Non-controlling interests	Total equity
Balance at December 31, 2006	51,151,093	$511	$-	$125,744	$4,830		$2,566	$133,651	$2,913	$136,564
Net income	-	-	-	-	-	$26,026	-	$-	-	$-
Translation differences	-	-	-	-	-	$1,411	1,411	$1,411	-	$1,411
Reclassification adjustment for gains, net of losses included in net income, net of income tax of $nil	-	-	-	-	-	$(2,566)	(2,566)	$(2,566)	-	$(2,566)
Comprehensive income						$24,871
Less: Comprehensive income attributable to non-controlling interest	-	-	-	-	-	$(2,027)	-	-	-	-
Comprehensive income attributable to the Company						$22,844
Net income attributable to the Company	-	-	-	-	23,999		-	$23,999	-	$23,999
Net income attributable to non-controlling interest	-	-	-	-	-		-	-	2,027	$2,027
Non-cash compensation expense	-	-	-	7,776	-		-	$7,776	-	$7,776
Payment of dividend to non-controlling shareholder by a subsidiary	-	-	-	-	-		-	-	-	-
Repayment of capital to non-controlling shareholder upon capital reduction in a subsidiary	-	-	-	-	-		-	-	-	-
Amount received towards directors purchase plan and issuance of shares under the plan	79,860	1	-	421	-		-	$422	-	$422
Balance at December 31, 2007	51,230,953	$512	$-	$133,941	$28,829		$1,411	$164,693	$4,940	$169,633
Net income	-	-	-	-	-	$28,187	-	$-	-	$-
Translation differences	-	-	-	-	-	$814	814	$814	-	$814
Comprehensive income						$29,001
Less: Comprehensive income attributable to non-controlling interest	-	-	-	-	-	$(1,757)	-	-	-	-
Comprehensive income attributable to the Company						$27,244
Net income attributable to the Company	-	-	-	-	26,430		-	$26,430	-	$26,430
Net income attributable to non-controlling interest	-	-	-	-	-		-	-	1,757	$1,757
Non-cash compensation credit	-	-	-	(902)	-		-	$(902)	-	$(902)
Payment of dividend to non-controlling shareholder by a subsidiary	-	-	-	-	-		-	-	(479)	$(479)
Repayment of capital to non-controlling shareholder upon capital reduction in a subsidiary	-	-	-	-	-		-	-	(1,995)	$(1,995)
Amount received towards directors purchase plan and issuance of shares under the plan	143,000	2	-	883	-		-	$885	-	$885
Repurchase of common shares held in treasury	(6,875,000)	-	(50,000)	-	-		-	$(50,000)	-	$(50,000)
Shares issued under Global Sources Retention Share Grant Plan	2,382	-	-	-	-		-	-	-	-
Balance at December 31, 2008	44,501,335	$514	$(50,000)	$133,922	$55,259		$2,225	$141,920	$4,223	$146,143
Net income	-	-	-	-	-	$16,728	-	$-	-	$-
Translation differences	-	-	-	-	-	$(261)	(261)	$(261)	-	$(261)
Unrealized gains on available-for-sale securities, net of income tax of $nil	-	-	-	-	-	$895	$895	$895	-	$895
Comprehensive income						$17,362
Less: Comprehensive income attributable to non-controlling interest...	-	-	-	-	-	$(618)	-	-	-	-
Comprehensive income attributable to the Company						$16,744
Net income attributable to the Company	-	-	-	-	16,110		-	$16,110	-	$16,110
Net income attributable to non-controlling interest	-	-	-	-	-		-	-	618	$618
Non-cash compensation expense	-	-	-	1,871	-		-	$1,871	-	$1,871
Fair value of non-controlling interest acquired in a business acquisition	-	-	-	-	-		-	-	2,922	$2,922
Refund of shares subscription received in advance under directors purchase plan	-	-	-	(134)	-		-	$(134)	-	$(134)
Capitalization of intangible assets relating to non-compete clause in share awards to non-employees	-	-	-	2,809	-		-	$2,809	-	$2,809
Shares issued under The Global Sources Share Grant Award Plan	40,818	-	-	-	-		-	-	-	-
Shares issued under Global Sources Retention Share Grant Plan	10,489	-	-	-	-		-	-	-	-
Balance at December 31, 2009	44,552,642	$514	$(50,000)	$138,468	$71,369		$2,859	$163,210	$7,763	$170,973

The accompanying notes are an integral part of these financial statements.

GLOBAL SOURCES LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

1.  The Company

The Company’s principal business is to provide services that allow global buyers to identify suppliers and products, and enable suppliers to market their products to a large number of buyers. The Company’s primary online service is creating and hosting marketing websites that present suppliers’ product and company information in a consistent, easily searchable manner on Global Sources Online.  Complementing this service are various trade magazines. The Company launched China Sourcing Fairs exhibitions in 2003. These exhibitions offer international buyers direct access to China and other Asian manufacturers. The Company’s businesses are conducted primarily through Trade Media Limited, its wholly owned subsidiary, which was incorporated in October 1984 under the laws of Cayman Islands.  Through certain other wholly owned subsidiaries, the Company also organizes China Sourcing Fairs exhibitions, conferences and exhibitions on technology related issues, licenses Asian Sources / Global Sources Online and catalog services.

2.  Summary of Significant Accounting Policies

(a) Basis of Consolidation and Presentation

(i)
The accompanying consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). Financial Accounting Standards Board (“FASB”) has established the Accounting Standards CodificationTM (“ASC”) as the single source of authoritative U.S. GAAP. The ASC is effective for interim and annual periods ending after September 15, 2009. The Company has implemented the ASC in these financial statements.

(ii)
The consolidated financial statements comprise the financial statements of the Company and its majority owned or otherwise controlled subsidiaries. All significant inter-company transactions and balances have been eliminated on consolidation.

(iii)
The results of subsidiaries acquired or disposed of during the year are included in the consolidated statement of income from the effective dates of acquisition or up to the effective dates of disposal.

(iv)	The functional currency of the Company and certain subsidiaries is the United States dollar. The functional currencies of other subsidiaries are their respective local currencies.

(b) Significant Accounting Estimates and Assumptions

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities and the reported revenues and expenses in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates and such differences could affect the results of operations reported in future periods. Significant estimates and assumptions made by the management include the useful lives of property and equipment, the assumptions underlying the estimated undiscounted cash flows used to assess the recoverability of long lived assets, fair values of purchased intangible assets, the assumptions underlying the valuation of intangible assets arising from non-compete agreements with former employees and team members, allowances for doubtful debts and valuation allowances for deferred tax assets.

GLOBAL SOURCES LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

(c) Cash Equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. Included in cash and cash equivalents at December 31, 2009, is an amount of $756 (2008: $nil) which has been reserved for payment of certain liabilities in connection with the acquisition of eMedia South China Limited discussed in Note 30.

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

As the Company’s objective and intent is to support its capital preservation strategy and is not to generate profit from short-term price fluctuations, the Company classified its investments as available-for-sale securities, in accordance with ASC 320 “Investments – Debt and Equity Securities”.

Realized gains and losses and declines in value judged to be other-than-temporary on available-for-sale securities are included in the statement of income. The Company evaluates the investments periodically for possible other-than-temporary impairment. A decline of fair value below amortized costs of debt securities is considered an other-than-temporary impairment if the Company has the intent to sell the security or it is more likely than not that the Company will be required to sell the security before recovery of the entire amortized cost basis. In those instances, an impairment charge equal to the difference between the fair value and the amortized cost basis is recognized in earnings. Regardless of the Company’s intent or requirement to sell a debt security, an impairment is considered other-than-temporary if the Company does not expect to recover the entire amortized cost basis; in those instances, a credit loss equal to the difference between the present value of the cash flows expected to be collected based on credit risk and the amortized cost basis of the debt security is recognized in earnings. The cost of securities sold is based on the average cost method.

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

GLOBAL SOURCES LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

(f) Property and Equipment (continued)

Depreciation on property and equipment is calculated to depreciate their cost on a straight-line basis over their estimated useful lives as follows:

Buildings	Over the remaining lease period or 50 years whichever is shorter

Leasehold improvements	5 years

Motor vehicles	5 years

Computer equipment and software	3 years

Fixtures, fittings and office equipment	5 years

Reusable trade show booths	2 years

Software development costs	3 years

Depreciation of assets acquired under capital leases is included in depreciation expense. No depreciation was recognized for capital work in progress.

The Company has accounted for costs incurred to develop computer software for internal use in accordance with ASC 350 “Intangibles – Internal-Use Software”. Costs incurred in the preliminary project stage with respect to the development of software for internal use are expensed as incurred. Costs incurred during the application development stage are capitalized and are amortized over the estimated useful life of three years upon the commissioning of service of the software.  Training and maintenance costs are expensed as incurred. To account for the development costs related to the products to be sold, leased or otherwise marketed, the Company adopted ASC 985 “Software”. Development costs incurred subsequent to the establishment of the technological feasibility of the product are capitalized. The capitalization ends when the product is available for general release to customers.

(g) Intangible Assets

(i)           Purchased intangible assets and goodwill

Purchased intangible assets are carried at cost less accumulated amortization. Purchased intangible assets are recorded at fair value at the date of acquisition and are generally amortized on a straight-line basis over the useful lives of the respective assets. The Company reviews identifiable amortizable intangible assets to be held and used for impairment whenever events or changes in circumstances indicate that the carrying value of the assets may not be recoverable. Determination of recoverability is based on the lowest level of identifiable estimated undiscounted cash flows resulting from use of the asset and its eventual disposition. Measurement of any impairment loss is based on the excess of the carrying value of the asset over its fair value.

GLOBAL SOURCES LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

(g)  Intangible Assets (continued)

(i)	Purchased intangible assets and goodwill (continued)

Goodwill is carried at cost. Goodwill is not amortized but is subject to an annual test for impairment at the reporting unit level and between annual tests in certain circumstances. The performance of the test involves a two-step process. The first step of the impairment test involves comparing the fair value of the Company’s reporting unit with the reporting unit’s carrying amount, including goodwill. The Company generally determines the fair value of its reporting unit using the expected present value of future cash flows. If the carrying amount of a reporting unit exceeds the reporting unit’s fair value, the Company performs the second step of the goodwill impairment test to determine the amount of impairment loss, if any. The second step of the test involves the comparison of the carrying value of the goodwill in the reporting unit to its implied fair value. An impairment loss is recognized for the excess of the carrying value of goodwill over its implied fair value.

               (ii)           Non-compete agreements

Intangible assets relating to non-compete agreements with the Company’s former employees and team members discussed in Note 2(u)(iv) and Note 24, are recorded at fair values at the date the respective agreements are entered into and amortized on a straight line basis over the non-compete period. The fair values are estimated based on the cash flow valuation model whereby valuation inputs include an estimate of future cash flows expected to be generated by the asset. The Company reviews the intangible assets relating to non-compete agreements for impairment whenever events or changes in circumstances indicate that the carrying value of the assets may not be recoverable. Determination of recoverability is based on the estimated undiscounted cash flows resulting from the non-compete agreements. Measurement of any impairment loss is based on the excess of the carrying value of the asset over its fair value.

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

The Company derived income from its direct product sales in the past. Under the direct product sales business model, the revenue is recorded when the right of return has expired after the delivery of the goods to the buyer and the corresponding cost of products purchased is recorded under sales costs. The amount of shipping costs invoiced to the buyers is reported under revenue.

The Company also derived commission income on the re-sale of products on consignment basis. Under the Consignment Sales business model, the commission income which is the sales proceeds, net of the cost of the purchased products payable to the consigner and the associated direct transaction costs, is recognized upon conclusion of the sale to the buyer.

The Company presents the sales taxes imposed on revenue generating transactions on gross basis, i.e included in revenue and costs. During the year ended December 31, 2007, 2008 and 2009 such taxes recorded were $1,924, $2,191 and $4,233, respectively.

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

(l)  Advertising Expenses and Magazine Mailing Costs

The event specific advertising and promotion costs for exhibition events to be held in future financial years are expensed in the year in which the expenses are incurred. Other advertising and promotion expenses are expensed as incurred. The Company recorded advertising and promotion expenses of $7,331, $8,974 and $8,389 during the years ended December 31, 2007, 2008 and 2009, respectively.

The mailing costs incurred for sending the trade magazines and reports to the readers are included under community costs. The Company recorded mailing costs of $ 3,783, $4,048 and $2,444 during the years ended December 31, 2007, 2008 and 2009, respectively.

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

(n)  Retirement Contributions

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

GLOBAL SOURCES LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

(p)  Non-controlling Interests

As of December 31, 2009, the Company’s wholly-owned subsidiary, Trade Media Holdings Limited (“TMH”) holds a 60.1% controlling equity interest in eMedia Asia Ltd (a Barbados corporation) and the remaining 39.9% is held by UBM Asia B.V. (“UBM Asia”).

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

In December 2009, eMedia Asia Ltd. acquired the entire issued share capital of eMedia South China Limited which holds a 70% equity interest in Shenzhen Herong UBM Exhibition Co., Ltd, for a total consideration of approximately $6,818 consisting of $6,145 cash payment and $982 of liabilities assumed. Included in the $6,145 cash payment is $309 due diligence costs reimbursement to the vendor which has been expensed. The 30% non-controlling interest as of December 31, 2009, in Shenzhen Herong UBM Exhibition Co., Ltd has been recorded at fair value of $2,922. A detailed description of this transaction has been provided in Note 30.

The Company consolidated the results of eMedia Asia Ltd. in its consolidated financial statements. The non-controlling interest of $4,223 as at December 31, 2008, reflects UBM Asia’s proportionate interest in the net book value of eMedia Asia Ltd. The non-controlling interests of $7,763 as at December 31, 2009, consist of UBM Asia’s proportionate interest in the net book value of eMedia Asia Ltd of $4,841 and the fair value of the 30% non-controlling interest in Shenzhen Herong UBM Exhibition Co., Ltd of $2,922.

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

The financial statements of the subsidiaries reported in their respective local currencies are translated into U.S. dollars for consolidation as follows: assets and liabilities at the exchange rate as of the balance sheet date, shareholders’ equity at the historical rates of exchange, and income and expense amounts at the average monthly exchange rates. The translation differences are recorded under accumulated other comprehensive income. The Company recorded translation differences of $(261) and $814 during the year ended December 31, 2009 and 2008 respectively, under accumulated other comprehensive income. The aggregate amount of foreign currency transaction gains and losses recorded by the Company were net losses of $1,213, $657 and a net gain of $237 during the year ended December 31, 2007, 2008 and 2009, respectively.

GLOBAL SOURCES LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

(r)           Segment Reporting

ASC 280 “Segment Reporting” requires that companies report separately, in the financial statements, certain financial and descriptive information about operating segment profit or loss, certain specific revenue and expense items, and segment assets.  Additionally, companies are required to report information about the revenues derived from their products and services groups, about geographic areas in which the Company earns revenues and holds assets, and about major customers.

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

(s)	Comprehensive Income

ASC 220 “Comprehensive Income” establishes standards for reporting comprehensive income and its components in financial statements. Comprehensive income is defined as the change in equity of a company during a period from transactions and other events and circumstances excluding transactions resulting from investment by owners and distribution to owners.

(t)           Basic and Diluted Net Income Per Share

Basic net income per share is computed by dividing net income by the weighted average number of shares of common shares outstanding during the period. Diluted net income per share is calculated using the weighted average number of outstanding common shares, plus other dilutive potential common shares.

The following table reconciles the number of shares utilized in the net income per share calculations:

	Year Ended December 31,
	2007	2008	2009

Net income attributable to the company	$23,999	$26,430	$16,110
Basic net income per share attributable to the Company’s shareholders	$0.47	$0.51	$0.36
Diluted net income per share attributable to the Company’s shareholders	$0.46	$0.51	$0.35
Weighted average common shares used in basic net income per share calculations	51,218,263	51,351,941	44,546,226
Effect of dilutive shares	463,072	878,352	1,247,971
Weighted average common shares used in diluted net income per share calculations	51,681,335	52,230,293	45,794,197
Antidilutive share subscriptions	-	110,000	130,000

Antidilutive share subscriptions had exercise prices greater than the average market price during the year.

GLOBAL SOURCES LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

(u)           Stock Based Compensation

Effective January 1, 2006, the Company adopted the provisions of ASC 718 “Compensation – Stock Compensation”, using the modified prospective application transition method, which requires application of ASC 718 for new awards granted after the adoption of ASC 718 and for any portion of awards granted prior to the date of adoption that have not vested as of the date of adoption of ASC 718.

(i)           Share grants to employees

The Company’s employee equity compensation plans are share grants without any exercise price or exercise period. Therefore, the fair value of the share grants at the date of grant approximates the intrinsic value.

The Company recognizes the compensation costs associated with share awards with graded vesting to employees on a straight-line basis over the requisite service period for the entire award.

(ii)           Share grants to non-employees

The Company has also made share grants to non-employees, more specifically, to consultants and to the employees of third party service providers (collectively known as “Team Members”).

Under these plans, the share grants to the non-employees vest generally over a six-year period on a graded vesting basis, with a percentage of shares vesting each year. The share grants have a service condition that the grantee must continue to provide the services during the vesting period. The grantees will receive the shares on the respective vesting dates if they continue to render services to the Company.

If a Team Member ceases to provide services to the Company, any shares that have not vested are forfeited.

The Company accelerates the vesting of share grants in the event of death of a grantee or if there is a takeover or a change of control of the Company.

The Company has accounted for the share grants made to the non-employees, based on the guidance provided in ASC 505-50 “Equity-Based Payments to Non-Employees”.

ASC 505-50 establishes that share-based payment transactions with non-employees shall be measured at the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measured. ASC 505-50 further provides that an issuer shall measure the fair value of the equity instruments in these transactions using the stock price and other measurement assumptions as of the earlier of the following dates, referred to as the measurement date:

(i)	The date at which a commitment for performance by the counterparty to earn the equity instruments is reached (a performance commitment).

(ii)	The date at which the counterparty’s performance is complete.

GLOBAL SOURCES LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

(u)  Stock Based Compensation (continued)

(ii)          Share grants to non-employees (continued)

Consistent with this understanding, the Company believes that the fair value of share grants would be considered a more reliable measurement for the purpose of recording the transactions with non-employees.  The Company has further assessed and concluded that there is no sufficiently large disincentive for non-performance under the share grant arrangement with non-employee that would establish a performance commitment. Thus, the measurement date for the share grants to the non-employee was established as the date at which the non-employee’s performance is completed.

For those share grants where the measurement date has not occurred, the Company follows the guidance in ASC 505-50 and re-measures the fair value of the share grants to non-employees at each interim financial reporting date before the measurement date, for the purpose of recognizing the non-cash compensation costs during those financial reporting periods.  The fair values of the unvested share grants are computed by reference to the closing market price at each of the interim reporting dates. For vested shares, compensation cost is measured using the closing market prices on the vesting dates.

The Company recognizes the compensation costs associated with share awards to non-employees on an accelerated attribution basis over the requisite service period.

Under ASC 718-10, the Company is required to adjust its compensation cost for pre-vesting forfeitures, i.e. an award that is forfeited prior to vesting. As the share grants to the employees and non-employees include service conditions, the fair value of the awards is not adjusted subsequent to the grant date. At each reporting date, the Company would estimate the quantity of share grants to employees and non-employees that are expected to vest and record the compensation cost for the share grants that are expected to vest.

(iii)	Share grants to directors

The Company made share awards to its directors under The Global Sources Directors Share Grant Award Plan. These awards are share grants without any exercise price or exercise period. Therefore, the fair value of the share grants at the date of grant approximates the intrinsic value. The Company recognizes the compensation costs associated with share awards with cliff vesting to directors on a straight-line basis over the vesting period.

For the shares purchased by the directors under Directors Purchase Plan, the Company has, in the past, utilized an option-pricing model for determination of the grant date fair value and the recording of compensation cost associated with the shares purchased by the Directors under the plan. By a written resolution of the Company’s Board of Directors dated April 24, 2009, the Company’s Directors confirmed that they had all agreed that no purchase rights under the Directors Purchase Plan would be granted and/or exercisable in the calendar years 2009 and 2010.

GLOBAL SOURCES LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

(u)  Stock Based Compensation (continued)

(iv)          Share grants to former employees and team members

The Company issues share grants to former employees and Team Members after they resigned or retired from their respective employment or consultancy service. Under these plans, the share grants vest over a five-year period on a graded vesting basis, with a percentage of shares vesting each year. The grantee is subject to the non-compete terms stipulated in the plan. The Company has the ability to enforce the non-compete agreement by forfeiting the shares if the grantee fails to comply with the non-compete terms. There is no other vesting condition other than the non-compete terms.

The Company recognizes an intangible asset relating to the non-compete provisions of these awards at the fair value of the respective award. The intangible asset is amortized over the non-compete period on a straight-line basis.

(v)	Allowance for Doubtful Debts

The Company estimates the collectability of the accounts receivable based on the analysis of accounts receivable, historical bad debts, customer credit-worthiness and current economic trends and maintains adequate allowance for doubtful debts.

(w)           Recent Accounting Pronouncements

In December 2007, FASB issued SFAS No. 141(R), which is incorporated in ASC Topic 805 “Business Combinations”, to replace SFAS No. 141, “Business Combinations” (“SFAS No.141”). SFAS No. 141(R) requires use of the acquisition method of accounting, defines the acquirer, establishes the acquisition date and broadens the scope to all transactions and other events in which one entity obtains control over one or more other businesses. SFAS No. 141(R) is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The Company adopted SFAS No. 141(R) with effect from January 1, 2009. There was no material impact on the acquisitions during the year ended December 31, 2009, and its effects on future periods will depend on the nature and significance of business combinations subject to this statement.

In December 2007, the FASB issued SFAS No. 160, which is incorporated in ASC Topic 810 “Consolidation”. SFAS No. 160 establishes accounting and reporting requirements for ownership interests in subsidiaries held by parties other than parent, the amount of consolidated net income attributable to the parent and to the non-controlling interest. SFAS No. 160 is effective for fiscal year beginning after December 15, 2008. The Company adopted SFAS No. 160 with effect from January 1, 2009 via retrospective application of the presentation and disclosure requirements. Noncontrolling interest of $4,223 at December 31, 2008 was reclassified from Liabilities to Shareholders’ Equity in the Consolidated Balance Sheets as of January 1, 2009. Net income attributable to noncontrolling interest $2,027, $1,757 and $618 net of tax, for the years ended December 31, 2007, 2008 and 2009, respectively, are presented separately in the Consolidated Statements of Income.

In March 2008, the FASB issued SFAS No. 161, which is incorporated in ASC Topic 815 “Derivatives and Hedging”.  SFAS No. 161 expands quarterly disclosure requirements in SFAS No. 133 about an entity’s derivative instruments and hedging activities. SFAS No. 161 is effective for fiscal years beginning after November 15, 2008. The Company adopted SFAS No. 161 with effect from January 1, 2009 and the adoption of SFAS No. 161 does not have a material impact on the Company’s consolidated financial statements.

GLOBAL SOURCES LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

(w)	Recent Accounting Pronouncements (continued)

In April 2008, the FASB issued FSP 142-3, which is incorporated in ASC Topic 350 “Intangibles – Goodwill and Other”. FSP FAS 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142, “Goodwill and Other Intangible Assets”. FSP 142-3 is effective for fiscal years beginning after December 15, 2008. The Company adopted FSP 142-3 with effect from January 1, 2009 and the adoption of this FSP does not have a material impact on the Company’s consolidated financial statements.

In June 2008, the FASB issued FSP EITF 03-6-1, which is incorporated in ASC Topic 260 “Earnings Per Share”. FSP EITF 03-6-1 clarified that all outstanding unvested share-based payment awards that contain rights to nonforfeitable dividends participate in undistributed earnings with common shareholders. Awards of this nature are considered participating securities and the two-class method of computing basic and diluted earnings per share must be applied. FSP EITF 03-6-1 is effective for fiscal years beginning after December 15, 2008. The Company adopted FSP EITF 03-6-1 with effect from January 1, 2009 and the adoption of this FSP does not have any material impact on the Company’s consolidated financial statements.

In November 2008, the FASB ratified EITF Issue 08-7, which is incorporated in ASC Topic 350 “Intangibles – Goodwill and Other”. A defensive intangible asset is an asset acquired in a business combination or in an asset acquisition that an entity does not intend to actively use. According to the guidance, defensive intangible assets are considered to be a separate unit of account and valued based on their highest and best use from the perspective of an external market participant. The Company adopted EITF Issue 08-7 on January 1, 2009.  There was no impact on the Company’s consolidated financial statements upon adoption, and its effects on future periods will depend on the nature and significance of the business combinations subject to this statement.

In April 2009, the FASB issued FSP FAS 157-4, which is incorporated in ASC Topic 820 “Fair Value Measurements and Disclosures”. Based on the guidance, if an entity determines that the level of activity for an asset or liability has significantly decreased and that a transaction is not orderly, further analysis of transactions or quoted prices is needed, and a significant adjustment to the transaction or quoted prices may be necessary to estimate fair value in accordance with SFAS No. 157 “Fair Value Measurements”. This FSP is to be applied prospectively and is effective for interim and annual periods ending after June 15, 2009 with early adoption permitted for periods ending after March 15, 2009. The Company adopted this FSP for the quarter ended June 30, 2009. The adoption of this FSP does not have any material impact on the Company’s consolidated financial statements.

In April 2009, the FASB issued FSP FAS 115-2 and FAS 124-2, which is incorporated in ASC Topic 320 “Investments – Debt and Equity Securities”. The guidance applies to investments in debt securities for which other-than-temporary impairments may be recorded. If an entity’s management asserts that it does not have the intent to sell a debt security and it is more likely than not that it will not have to sell the security before recovery of its cost basis, then an entity may separate other-than-temporary impairments into two components: 1) the amount related to credit losses (recorded in earnings), and 2) all other amounts (recorded in other comprehensive income). This FSP is to be applied prospectively and is effective for interim and annual periods ending after June 15, 2009 with early adoption permitted for periods ending after March 15, 2009. The Company adopted this FSP for the quarter ended June 30, 2009. The adoption of this FSP does not have any material impact on the Company’s consolidated financial statements.

GLOBAL SOURCES LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

(w)	Recent Accounting Pronouncements (continued)

In April 2009, the FASB issued FSP FAS 107-1 and APB 28-1, which is incorporated in ASC Topic 825 “Financial Instruments”. The FSP amends SFAS No. 107 “Disclosures about Fair Value of Financial Instruments” to require an entity to provide disclosures about fair value of financial instruments in interim financial information. This FSP is to be applied prospectively and is effective for interim and annual periods ending after June 15, 2009 with early adoption permitted for periods ending after March 15, 2009. The Company adopted this FSP for the quarter ended June 30, 2009. The adoption of this FSP does not have any material impact on the Company’s consolidated financial statements.

In April 2009, the FASB issued FSP FAS 141(R)-1, which is incorporated in ASC Topic 805 “Business Combinations”. This FSP requires that assets acquired and liabilities assumed in a business combination that arise from contingencies be recognized at fair value if fair value can be reasonably estimated. If fair value cannot be reasonably estimated, the asset or liability would generally be recognized in accordance with SFAS No. 5, “Accounting for Contingencies” and FASB Interpretation No. 14, “Reasonable Estimation of the Amount of a Loss”, which are incorporated in ASC Topic 450 “Contingencies”.

Further, the FASB removed the subsequent accounting guidance for assets and liabilities arising from contingencies from SFAS No. 141(R). The requirements of this FSP carry forward without significant revision the guidance on contingencies of SFAS No. 141, which was superseded by SFAS No. 141(R). The FSP also eliminates the requirement to disclose an estimate of the range of possible outcomes of recognized contingencies at the acquisition date. For unrecognized contingencies, the FASB requires that entities include only the disclosures required by SFAS No. 5. This FSP was adopted effective January 1, 2009. There was no impact on the Company’s consolidated financial statements upon adoption, and its effects on future periods will depend on the nature and significance of business combinations subject to this statement.

In May 2009, FASB issued SFAS No. 165, which is incorporated in ASC Topic 855 “Subsequent Events”. SFAS No. 165 sets forth (1) the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, (2) the circumstances under which an entity should recognize events  or  transactions  occurring  after  the  balance  sheet  date  in  its  financial statements and (3) the disclosures that an entity should make about events or transactions that occurred after the balance sheet date.  SFAS No. 165 is effective for interim or annual financial periods ending after June 15, 2009. The Company adopted SFAS No. 165 as of June 30, 2009 and the adoption of SFAS No. 165 did not impact the Company’s consolidated financial statements.

In June 2009, the FASB issued SFAS No.168, which is incorporated in ASC Topic 105 “Generally Accepted Accounting Principles”. FAS 168 prescribes the Accounting Standards Codification (Codification) as the single source of authoritative nongovernmental U.S. generally accepted accounting principles (GAAP). The Codification is effective for interim and annual periods ending after September 15, 2009. The Company adopted this Statement for the quarter ended September 30, 2009 and included references to the ASC within the Company’s financial statement disclosures.

In August 2009, the FASB issued Accounting Standards Update (“ASU”) 2009-05 “Fair Value Measurements and Disclosures” which provides additional guidance on the measurement of liabilities at fair value and the various valuation techniques used for measuring such liabilities. It also highlights that entities should maximize the use of relevant observable inputs and minimize the use of unobservable inputs. In addition, an entity is not required to include a separate input or adjustment to other inputs relating to the existence of a restriction that prevents the transfer of a liability. The Company adopted this standard for the quarter ended December 31, 2009 and the adoption of ASU 2009-05 did not impact the Company’s consolidated financial statements.

GLOBAL SOURCES LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

(w)	Recent Accounting Pronouncements (continued)

In December 2008, the FASB issued FSP No. 132(R)-1, which is incorporated in ASC Topic 715 “Compensation – Retirement Benefits”. FSP 132(R)-1 amends FAS No. 132 to provide guidance on an employer’s disclosures about plan assets of a defined benefit pension or other postretirement plan. The additional required disclosures focus on fair value by category of plan assets. This FSP is effective for fiscal years ending after December 15, 2009. There is no expected impact on the consolidated financial statements of the Company.

In June 2009, the FASB issued SFAS No.167. SFAS No.167 amends the existing guidance around FIN 46(R), “Consolidation of Variable Interest Entities”, which is incorporated in ASC Topic 810 “Consolidation”, and amends the consolidation guidance for variable interest entities. Additionally, SFAS No.167 will require additional disclosures about involvement with variable interest entities. The effective date for the pronouncement is the fiscal year beginning after November 15, 2009, and will require retrospective application. The adoption of this statement is not expected to have a material impact on the Company’s consolidated financial statements.

In June 2009, the FASB issued SFAS No.166. SFAS No.166 is a revision to SFAS 140 “Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities” which is incorporated in ASC Topic 860 “Transfers and Servicing”, to eliminate the concept of a qualifying special purpose entity. Additionally, SFAS No. 166 will amend the criteria for a transfer of financial assets to qualify for sale accounting under SFAS 140, and will require more information about transfer of financial assets, including securitization transactions, and enhanced disclosures when companies have continuing exposure to the risks related to transferred financial assets. The effective date for the pronouncement is the fiscal year beginning after November 15, 2009, and will require retrospective application. The adoption of this statement is not expected to have a material impact on the Company’s consolidated financial statements.

In October 2009, the FASB issued Accounting Standards Update (“ASU”) 2009-13, which amends ASC Topic 605 “Revenue Recognition”, to require companies to allocate revenue in multiple-element arrangements based on an element’s estimated selling price if vendor-specific or other third-party evidence of value is not available. ASU 2009-13 is effective for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. Earlier application is permitted. The Company expects to apply this standard on a prospective basis for revenue arrangements entered into at the beginning of January 1, 2011. The Company is currently evaluating the impact of the adoption of this ASU on the Company’s consolidated financial statements.

3.           Available-for-sale Securities

	At December 31,
	2008			2009
	Cost	Unreal- ized hold- ing gain	Fair value	Cost	Unreal- ized hold- ing gain	Fair value

Debt securities issued by U.S. Treasury	$55,258	$-	$55,258	$-	$-	$-
Other securities	5,528	-	5,528	5,528	895	6,423
	$60,786	$-	$60,786	$5,528	$895	$6,423

GLOBAL SOURCES LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

3.           Available-for-sale Securities (continued)

The gross realized gains and losses from the sale of available-for-sale securities were as follows:

	Year Ended December 31,
	2007	2008	2009

Gross realized gains	$3,392	$-	$-
Gross realized losses	(2,301)	-	-
	$1,091	$-	$-

The Company did not derive any dividend income from the available-for-sale securities during the year ended December 31, 2007, 2008 and 2009. The Company recorded interest income derived from available-for-sale securities of $nil, $6 and $6 during the year ended December 31, 2007, 2008 and 2009, respectively.

During the year ended December 31, 2008 the Company recorded an impairment loss of $939 on available-for-sale securities which was determined to be other than temporary.

4.           Term Deposits with Banks

The Company invests part of its excess cash in term deposits with major commercial banks to earn better yields. This does not increase the risk as these deposits are currently protected by foreign sovereign guarantees. The Company recorded interest income derived from term deposits with banks of $nil, $nil and $919 during the year ended December 31, 2007, 2008 and 2009, respectively.

As at December 31, 2008 and 2009, the Company has $nil and $60,357 in term deposits with banks.

5.	Fair Value Measurements

In 2008, the Company adopted ASC 820-10 “Fair Value Measurements and Disclosures”, which establishes a framework for measuring fair value and expands disclosures about fair value measurements by establishing a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under ASC 820 are described below:

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

GLOBAL SOURCES LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

5.	Fair Value Measurements (continued)

In accordance with ASC 820, the Company measures its cash equivalents and available-for-sale securities at fair value. The Company’s cash equivalents and available-for-sale securities are classified within Level 1. This is because the Company’s cash equivalents and available-for-sale securities are valued using quoted market prices.

Assets measured at fair value on a recurring basis are summarized below:

	Description of the assets	Balance as at December 31, 2009	Fair value measurements at reporting date using Level 1 inputs

Cash equivalents	Debt securities issued by U.S. Treasury	$70,077	$70,077
Cash equivalents	Debt securities issued by commercial banks	1,612	1,612
Available-for-sale securities	Other securities	6,423	6,423
	Total assets	$78,112	$78,112

6.	Current Assets

	At December 31,
	2008	2009
Accounts receivable:
Gross trade receivables	$6,790	$3,772
Less: Allowance for doubtful debts	(765)	(334)
	$6,025	$3,438

Movements in allowance for doubtful debts:

	Year Ended December 31,
	2007	2008	2009

Balance at the beginning of the year	$680	$734	$765
Provision during the year	444	276	146
Write-off during the year	(390)	(245)	(577)
Balance at the end of the year	$734	$765	$334

GLOBAL SOURCES LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

6.	Current Assets (continued)

	At December 31,
	2008	2009
Prepaid expenses and other current assets:
Unsecured employee loans and other debtors	$96	$20
Prepaid expenses	943	721
Deferred expenses – short term	12,896	11,361
Other current assets	2,578	1,501
	$16,513	$13,603

7.           Property and Equipment, net

	At December 31,
	2008	2009

Buildings	$75,830	$75,830
Capital work-in-progress	49	-
Leasehold improvements	11,202	11,835
Motor vehicles	176	243
Computer equipment, software, fixtures, fittings and office equipment	25,525	26,106
Reusable trade show booths	296	296
Software development costs	4,194	4,209
Property and equipment, at cost	117,272	118,519
Less: Accumulated depreciation and amortisation	(34,615)	(40,704)
	$82,657	$77,815

Depreciation expense for the years ended December 31, 2007, 2008 and 2009 was $4,517, $5,401 and $6,075, respectively and the amortization of software costs for the years ended December 31, 2007, 2008 and 2009 was $158, $193 and $133, respectively. The unamortized balance of software development costs as at December 31, 2008 and 2009 was $267 and $135 respectively.

During 2004, the Company entered into an agreement to purchase approximately 9,000 square meters of office space in a commercial building in Shenzhen, China.  The building is situated on a leasehold land.  The lease period of the land is 50 years, commencing from year 2002.  At the end of the lease period, the building together with land will revert to the local government authority. The construction was completed and the property was put in use during the year 2005. Depreciation of the property commenced during the year 2005. This building which is under capital lease is depreciated on a straight-line basis over the remaining lease term. The depreciation expense on the said building amounted to $414, $414 and $414 during the years ended December 31, 2007, 2008 and 2009, respectively.

GLOBAL SOURCES LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

7.            Property and Equipment, net (continued)

During 2007, the Company purchased approximately 1,939 square meters of office space in a commercial building in Shenzhen, China. The building is situated on a leasehold land. The lease period of the land is 50 years, commencing from year 2002. At the end of the lease period the building together with the land will revert to the local government authority. The delivery of the office space to the Company was completed in 2007. The depreciation on this property commenced during 2007. The building, which is under capital lease is depreciated on a straight-line basis over the remaining lease term. The depreciation expense on the said building amounted to $123, $180 and $180 during the years ended December 31, 2007, 2008 and 2009, respectively.

In 2008, the Company purchased approximately 6,365 square meters of office space in a commercial building in Shenzhen, China. The building is situated on a leasehold land.  The lease period of the land is 50 years, commencing from year 2002.  At the end of the lease period, the building together with the land will revert to the local government authority. Depreciation of the property commenced during the year 2008. This building which is under capital lease is depreciated on a straight-line basis over the remaining lease term. The depreciation expenses on the said building amounted to $274 and $821 during the years ended December 31, 2008 and 2009, respectively.

In 2008, the Company purchased approximately 22,874 square feet of office space, together with 6 car parking spaces, in a commercial building in Hong Kong S.A.R.. The lease period of the land is 55 years, commencing from year 1991. Depreciation of the property commenced during the year 2008, and is being depreciated on a straight-line basis over the remaining lease term. The depreciation expenses on the said building amounted to $132 and $317 during the years ended December 31, 2008 and 2009, respectively.

8.            Long-term Investments

As at December 31, 2009, the Company holds equity instruments carried at $100 in a privately held unaffiliated electronic commerce company for business and strategic purposes. The investment is accounted for under the cost method since the ownership is less than 20% and the Company does not have the ability to exercise significant influence over the investee. The investment is shown under long term investments in the consolidated balance sheets.

The Company’s policy is to regularly review the carrying values of the non-quoted investments and to identify and provide for when circumstances indicate impairment other than a temporary decline in the carrying values of such assets has occurred.

The net carrying value of the long term investment as at December 31, 2008 and 2009 was $100. The Company will continue to evaluate this investment for impairment.

GLOBAL SOURCES LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

9.           Intangible Assets

	At December 31,
	2008	2009

Trademarks, domain names and customer lists	$-	$7,098
Non-compete agreements	-	2,809
	$-	$9,907
Less: Accumulated amortization
Non-compete agreements	-	(1,137)
	$-	$8,770

The Company has recognized intangible assets relating to non-compete agreements with its former employees and team members at fair values as discussed in Note 2(u)(iv) and Note 24. The Company amortizes these intangible assets on straight-line basis over the non-compete term which is specified in the award. The Company recorded amortization expense of $nil, $nil and $1,137 during the years ended December 31, 2007, 2008 and 2009, respectively, relating to these intangible assets. Based on the amount of the intangible assets subject to amortization at December 31, 2009, the expected amortization expense for each of the next five years is as follows: 2010: $420; 2011: $407; 2012: $395; 2013: $316; 2014: $134.

As discussed in Note 30, the Company acquired intangible assets from a business acquisition in December 2009. The Company has not commenced amortizing these intangible assets during the year ended December 31, 2009 as the acquisition was only completed on December 24, 2009.

10.           Other Noncurrent Assets

	At December 31,
	2008	2009

Employee housing loans	$102	$88
Club memberships	272	272
Deferred expenses – exhibitions – long term	900	997
Rental, utility and other deposits	287	310
	$1,561	$1,667

11.           Current Liabilities

	At December 31,
	2008	2009
Deferred income and customer prepayments:
Advertising	$43,487	$44,412
Exhibitions, subscription and others	30,149	29,429
	$73,636	$73,841

GLOBAL SOURCES LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

11.           Current Liabilities (continued)

	At December 31,
	2008	2009
Accrued liabilities:
Salaries, wages and commissions	$1,770	$1,936
Retirement contribution accruals	791	784
Liabilities for incentive plan	1,370	1,429
Printing, paper and bulk mailing costs	526	365
Sales commissions and fees to third parties	4,780	3,160
Sales and business taxes	-	2,266
Others	2,342	1,645
	$11,579	$11,585

12.           Deferred Income and Customer Prepayments – Long Term

	At December 31,
	2008	2009

Exhibitions	$3,044	$2,516

13.           Related Party Transactions

The Company has extended loans to some of its employees to finance their purchase or lease of residences. The loans for the purchase of a residence are secured by the subject residence, bear interest at a rate of LIBOR plus 2% to 3% per annum, generally have a term of ten years and become due and payable immediately under certain circumstances, including their termination of employment with the Company.  The loans for the lease of a residence are unsecured, interest free and are repayable in equal monthly instalments over the period of the lease, typically less than or equal to twelve months. Loans due from employees for purchase of residences were $102 and $88 as of December 31, 2008 and 2009, respectively.  Loans due from employees for lease of residences were $39 and $20 as of December 31, 2008 and 2009, respectively. There were no loans due from the Company’s directors and executive officers as at December 31, 2008 and 2009. Other temporary advances to staff, which are generally repayable within twelve months, were $57 and $nil as of December 31, 2008 and 2009, respectively.

The Company leases certain office facilities from the subsidiaries of a major shareholder of the Company under cancelable and non-cancelable operating leases. Some of these operating leases include both rental and building maintenance services. During the year ended December 31, 2009 the Company incurred rental and building maintenance services expenses of $1,339 (2008: $1,023) with respect to these leases. In addition, the Company has also paid $30 (2008: $30) to a subsidiary of a major shareholder of the Company for the reimbursement of membership fees for use of club memberships.

The Company also receives investment consultancy services from the subsidiaries of a major shareholder of the Company. During the year ended December 31, 2009 the Company incurred such investment consultancy services expenses of $50 (2008: $50).

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

The Company incurred costs of $1,190, $1,266 and $1,165 with respect to the retirement plans in the years ended December 31, 2007, 2008 and 2009, respectively.

15.           Income Taxes

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

Income before income taxes consists of:

	Year Ended December 31,
	2007	2008	2009

Cayman Islands	$19,579	$24,984	$13,161
Foreign	6,775	3,880	4,065
	$26,354	$28,864	$17,226

Income tax expense for the year consists of:

	Year Ended December 31,
	2007	2008	2009
Current tax expense:
Cayman Islands	$-	$-	$-
Foreign	690	751	783
Deferred tax expense:
Cayman Islands	-	-	-
Foreign	(362)	(74)	(285)
Total income tax expense	$328	$677	$498

GLOBAL SOURCES LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)
15.           Income Taxes (continued)

Income tax expense for the years ended December 31, 2007, 2008 and 2009 differed from the amount computed by applying the statutory income tax rate of 0% as follows:

	Year Ended December 31,
	2007	2008	2009

Income taxes at statutory rate	$-	$-	$-
Foreign income and revenues taxed at higher rates	369	670	513
Impact of change in enacted tax rates	(41)	7	(15)
Total	$328	$677	$498
Effective tax rate	1.24%	2.35%	2.89%

Deferred tax assets consist of the following:

	Year Ended December 31,
	2008		2009
	Non Current	Current	Non Current	Current

Deductible temporary differences	$220	$28	$313	$13
Net operating loss carry forwards	$6,821	$31	$7,500	$18
Less: valuation allowance	$(6,718)	$(31)	$(7,367)	$(18)
Deferred tax assets	$323	$28	$446	$13

The Company recorded a valuation allowance for the deferred tax assets relating to net operating loss carried forward due to the uncertainty as to their ultimate realization. The net change in valuation allowance for the years ended December 31, 2007, 2008 and 2009 was an increase of approximately $219, $569 and $636, respectively, resulting primarily from net operating losses incurred during the respective years.

As of December 31, 2009 and 2008, a United States subsidiary had net operating loss carried forward of approximately $16,748 and $16,788 respectively. These losses, which expire in year 2020, can be utilized to reduce future taxable income of the subsidiary subject to compliance with the taxation legislation and regulations in the relevant jurisdiction.

The Company’s subsidiary in Dubai, United Arab Emirates has been granted a fifty year tax holiday in Dubai since it is located in a Free Trade Zone, which may be subject to further renewal upon expiry of the initial fifty-year period in 2057. The Company did not utilize the tax holiday as of December 31, 2008 and 2009.

The Company recognized a deferred tax liability of $318 and $141 as at December 31, 2008 and 2009, respectively, which primarily arose from the temporary differences between the financial reporting and the tax bases of property and equipment in two of the Company’s subsidiaries.

Deferred tax liabilities of $73 and $267 for the years ended December 31, 2008 and 2009, respectively, relating to temporary differences between the accounting and tax base of property and equipment held by a subsidiary in the Peoples Republic of China have not been recognized as the subsidiary is not expected to generate taxable profits when the temporary differences reverse.

GLOBAL SOURCES LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

15.           Income Taxes (continued)

The Company adopted the provisions of ASC 740 “Income Taxes” (previously known as FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes”) on January 1, 2007.

Under ASC 740, the impact of an uncertain income tax position on the income tax return must be recognized at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant taxing authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Additionally, ASC 740 provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The total amount of unrecognized tax benefits as of January 1, 2007, December 31, 2007, December 31, 2008 and December 31, 2009 were not material.

The Company did not recognize an increase in the liability for unrecognized tax benefits and no retained earnings adjustment was recorded as of January 1, 2007.

The Company’s subsidiaries are subject to taxation in Hong Kong, the People’s Republic of China, Singapore and other jurisdictions. There are certain routine ongoing examinations by taxing authorities as of December 31, 2009. The tax returns of the Company’s subsidiaries remain open to examination in the following major tax jurisdictions: Hong Kong SAR – for the years 2003 to 2009, Singapore – for the years 2007 to 2009 and the People’s Republic of China – for the years 2005 to 2009.

The Company’s policy is to recognize interest and/or penalties related to uncertain tax positions in income tax expense. To the extent accrued interest and penalties do not ultimately become payable, amounts accrued will be reduced and reflected as a reduction of the overall income tax provision in the period that such determination is made. During the year ended December 31, 2009, the Company did not record any interest or penalty relating to uncertain tax positions.

16.           Share Capital

During 2006 the Company increased its authorized share capital from 50,000,000 common shares of $0.01 par value to 75,000,000 common shares of $0.01 par value. On February 28, 2008, the Company issued 143,000 common shares under the Directors Purchase Plan. During the years ended December 31, 2008 and 2009, the Company issued 2,382 and 51,307 shares respectively, under the Global Sources Share Grant Award Plan and Global Sources Retention Share Grant Plan.

On February 4, 2008, the board of directors of the Company authorized a program to buyback up to $50,000 worth of common shares. The Company may, from time to time, as business conditions warrant, purchase shares in the open market or through private transactions. The buyback program does not obligate the Company to buyback any specific number of shares and may be suspended or terminated at any time at management’s discretion. The timing and amount of any buyback of shares will be determined by management based on its evaluation of market conditions and other factors. As of December 31, 2009, the Company has not bought back any of its shares under this program.

In addition to the above, the board of directors, at their meeting held on November 10 and 11, 2008, approved the repurchase by the Company, by tender offer, which is available for all shareholders to participate, of 6,875,000 issued and outstanding common shares (including the one-for-ten bonus shares announced on February 12, 2009) at a total purchase price of $50,000 or $8.00 per share. Consequently, the Company announced on November 12, 2008 a tender offer, available for all shareholders to participate, to repurchase 6,875,000 of the Company’s common shares at a purchase price of $8.00 per share in cash or up to $50,000. The tender offer commenced on November 21, 2008 and expired on December 19, 2008.

GLOBAL SOURCES LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)
16.           Share Capital (continued)

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

The authorized share capital of the Company as at December 31, 2008 and 2009 is 75,000,000 common shares of $0.01 par value. As at December 31, 2008 and 2009, the Company has 51,376,335 and 51,427,642 common shares issued and 44,501,335 and 44,552,642 common shares outstanding, respectively.

17.           Fair Value of Financial Instruments

The carrying amounts of the Company’s cash equivalents, term deposits, accounts receivable, receivables from sales representatives, unsecured employee loans and other debtors, accounts payable and accrued liabilities approximate fair value due to their short maturities. The fair value of cash equivalents was discussed in Note 5. The fair value of available-for-sale securities is disclosed in Note 3 and Note 5. The carrying amount and market value of long term investments are discussed in Note 8.

18.           Concentration of Credit Risk and Other Risks

Financial instruments, which potentially subject the Company to concentration of credit risk, consist primarily of investments in checking and savings accounts, debt securities issued by U.S. Treasury, term deposits with banks, available-for-sale securities, accounts receivable and receivables from sales representatives. The Company maintains checking, money market accounts, term deposits with banks, debt securities issued by U.S. Treasury held in custody with banks and available-for-sale securities with high quality institutions. The Company has a large number of customers, operates in different geographic areas and generally does not require collateral on accounts receivable or receivables from sales representatives. The Company generally collects in advance from customers in markets with higher credit risk. In addition, the Company is continuously monitoring the credit transactions and maintains reserves for credit losses where necessary. No customer accounted for more than 10% of the Company’s revenues for each of the years ended December 31, 2007, 2008 and 2009. No customer accounted for more than 10% of the accounts receivable as of December 31, 2008 and 2009.

In 2009, the Company derived 66% of its revenue from online and other media services. The Company expects that a majority of its future revenue will continue to be generated from online and other media services. Market competition from other service providers could negatively impact revenue.

In 2009, the Company derived approximately 96% of its revenue from customers in Asia. The Company expects that a majority of its future revenue will continue to be generated from customers in this region. Future political or economic instability in Asia could negatively impact the business.

GLOBAL SOURCES LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

19.           Operating Leases

The Company leases office facilities under cancelable and non-cancelable operating leases generally with an option to renew upon expiry of the lease term. During the years ended December 31, 2007, 2008 and 2009, the Company’s operating lease rental and building management services expenses were $1,305, $1,451 and $1,774 respectively.

The estimated future minimum lease rental payments under non-cancelable operating leases as of December 31, 2009 are as follows:

Year Ending December 31,	Operating Leases

2010	$786
2011 onwards	21
$807

20.           Segment and Geographic Information

The Company has two reportable segments:  online and other media services and exhibitions.  Revenues by geographic location are based on the location of the customer.

 (a)           Segment Information

	Year Ended December 31,
	2007	2008	2009
Revenue:
Online and other media services (Note (a))	$125,818	$142,129	$115,381
Exhibitions	51,608	58,179	55,147
Miscellaneous	4,633	6,584	3,985
Consolidated	$182,059	$206,892	$174,513

Miscellaneous revenue consists mainly of technical services fee income, rental income and for 2007 and 2008 also includes commission income from consignment sales and revenue from resale of products purchased.

Revenue from barter transactions was $1,617, $2,846 and $2,604 during the years ended December 31, 2007, 2008 and 2009, respectively. Similarly the expenses from barter transactions were $1,320, $2,505 and $3,137 during the years ended December 31, 2007, 2008 and 2009, respectively.

	Year Ended December 31,
	2007	2008	2009
Income/(loss) from operations:
Online and other media services	$19,240	$25,033	$11,230
Exhibitions	(193)	1,802	810
Miscellaneous	834	741	3,968
Consolidated	$19,881	$27,576	$16,008

GLOBAL SOURCES LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

20.  Segment and Geographic Information (continued)

(a)           Segment Information (continued)

	Year Ended December 31,
	2007	2008	2009
Depreciation and amortization:
Online and other media services	$4,044	$4,917	$5,782
Exhibitions	592	560	1,563
Miscellaneous	74	117	-
Consolidated	$4,710	$5,594	$7,345

	Year Ended December 31,
	2007	2008	2009
Non-cash compensation expense/(credit):
Online and other media services	$6,263	$(488)	$1,111
Exhibitions	1,460	(414)	760
Miscellaneous	53	-	-
Consolidated	$7,776	$(902)	$1,871

	At December 31,
	2008	2009
Identifiable assets:
Online and other media services	$160,993	$167,023
Exhibitions	76,986	97,738
Miscellaneous	7,119	5,631
Consolidated	$245,098	$270,392

Note:          (a)       Online and other media services consist of:

	Year Ended December 31,
	2007	2008	2009

Online services	$75,919	$94,481	$85,376
Print services	49,899	47,648	30,005
	$125,818	$142,129	$115,381

GLOBAL SOURCES LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

20.  Segment and Geographic Information (continued)

(b)           Foreign Operations

	Year Ended December 31,
	2007	2008	2009
Revenue:
Asia	$171,621	$196,123	$167,403
United States	8,596	9,152	5,978
Europe	242	459	286
Others	1,600	1,158	846
Consolidated	$182,059	$206,892	$174,513

	At December 31,
	2008	2009
Long-Lived Assets:
Asia	$84,641	$88,798
Consolidated	$84,641	$88,798

21.           Contingencies

From time to time the Company is involved in litigation in the normal course of business.  While the results of such litigation and claims cannot be predicted with certainty, the Company believes that the probability is remote that the outcome of the outstanding litigation and claims will not have a material adverse effect on the Company’s consolidated financial position and results of operations.

22.           Capital Commitments

The commitments as at December 31, 2009 for the purchase of computers, software and implementation costs amounted to $311. The capital commitments as at December 31, 2008 for the leasehold improvements and purchase of software was $499.

23.           Restricted Share Award Plan

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

Pursuant to a Declaration of Trust dated November 28, 2006 by the Trustee, “The Global Sources Equity Compensation Trust 2007” (“2007 Trust”) was established. The 2007 Trust is administered by the Trustee as trustee. The purpose of the 2007 Trust is to administer shares contributed by the Company to the 2007 Trust from time to time in connection with providing equity compensation benefits under The Global Sources Equity Compensation (2007) Master Plan described below (“ECP 2007 Master Plan”). The shares vested and issued under the ECP 2007 Master Plan during the year ended December 31, 2008 and 2009 were 2,382 and 51,307 respectively. In exercising its powers under the Trust, the Trustee may be directed by a plan committee to be constituted and appointed by the Company.  The plan committee (“ECP 2007 Plan Committee”) was constituted and appointed by the Board of Directors on February 15, 2007.

The Equity Compensation Plan committee approved and made several share awards / options under the plans ECP I, ECP II, ECP III and ECP IV. All the share awards / options under these plans have fully vested. The non-cash compensation expenses associated with these awards have been recognized over the vesting terms of the awards from their respective award dates.

Eligible employees, directors and non-employees (consultants, advisers and the employees of third party independent contractors) under ECP V are awarded grants of shares, the numbers of which are determined by the plan committee.

Entitlement of the employees and directors to these common shares is subject to employment and vesting terms. Entitlement of non-employees to these common shares is subject to continued services provided by the consultants and vesting terms.

GLOBAL SOURCES LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

24.           Equity Compensation Plans (continued)

The Equity Compensation Plan committee approved the awards of common shares under ECP V on January 23, 2001. The Equity Compensation Plan committee subsequently approved additional awards of common shares under ECP V on various dates.

The non-cash compensation expenses associated with the above awards in accordance with ASC 718 “Compensation - Stock Compensation” and ASC 505-50 “Equity-Based Payments to Non-Employees’, under ECP V of approximately $3,422, respectively, are recognized over the five or six year vesting term as applicable from the respective award dates.

Eligible employees and non-employees under ECP VI are awarded after they resigned or retired from their respective employment or consultancy service, one-time grants of Global Sources Ltd. common shares, the numbers of which are determined by the plan committee.

Entitlement of the grantees to these common shares is subject to non-compete and vesting terms. There is no other vesting condition other than the non-compete terms. The Equity Compensation Plan committee approved ECP VI on March 13, 2001 and made awards of common shares under the plan on various dates subsequently.

The Company recognizes the intangible asset relating to the non-compete provisions of each of the above awards at the fair value of the respective award. The intangible asset is amortized over the non-compete period on a straight-line basis.

During the year ended December 31, 2009 the Company recorded $764 amortization of intangible assets associated with the awards under ECP VI.

Eligible employees, directors and non-employees under ECP VII are awarded grants of Global Sources Ltd. common shares, the numbers of which are determined by the plan committee periodically. Entitlement of the employees and directors to these common shares is subject to employment and vesting terms. Entitlement of non-employees to these common shares is subject to continued services provided by the non-employees and vesting terms.

The Equity Compensation Plan committee approved the awards of common shares under ECP VII on January 1, 2002 and made further awards on various dates subsequently. The non-cash compensation expenses associated with the above awards in accordance with ASC 718 and ASC 505-50, under ECP VII of approximately $12,747 are recognized over the six years vesting term from the respective award dates.

The ECP 2007 Master Plan was approved by the Company’s shareholders on May 8, 2006. The ECP 2007 Master Plan commenced with effect on January 1, 2007 and, unless terminated earlier by the Company’s Board of Directors, will expire on December 31, 2012. The Company’s employees, directors, consultants and the Company’s independent contractors’ employees are eligible to be awarded grants of the Company’s common shares under the ECP 2007 Master Plan. The grantees and the number of shares to be awarded, and the vesting rules and other terms and conditions, are to be as determined by the ECP 2007 Plan Committee, who are authorized under the ECP 2007 Master Plan to issue supplementary or subsidiary documents to set out and evidence such vesting rules and other terms and conditions. The total number of shares to be issued under the ECP 2007 Master Plan is subject to a limit of 3,000,000 common shares.

GLOBAL SOURCES LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

24.           Equity Compensation Plans (continued)

On November 7, 2006, the Company filed a Form S-8 Registration Statement under the Securities Act of 1933, with the U.S. Securities and Exchange Commission, for up to 3,000,000 common shares to be issued under the ECP 2007 Master Plan.

On March 6, 2007, the Plan Committee approved and issued “The Global Sources Share Grant Award Plan” as a supplementary or subsidiary document to the ECP 2007 Master Plan. Under the plan, the ECP 2007 Plan Committee is to determine who will be granted awards of shares and the number of shares to be awarded to them, and the vesting schedule for such awards. The plan commenced with effect on March 6, 2007, and will terminate upon the expiration or termination of the ECP 2007 Master Plan, or upon the liquidation of the Company, or upon termination by the ECP 2007 Plan Committee, whichever is the earliest to occur. The ECP 2007 Plan Committee approved awards of common shares under the plan during 2007, 2008 and 2009 to employees and non-employees (consultants and the employees of third party independent contractors). The non-cash compensation expenses associated with the awards of approximately $9,876 are recognized over the six year vesting term of the award.

On March 6, 2007, the Plan Committee approved and issued “The Global Sources Retention Share Grant Plan” as a supplementary or subsidiary document to the ECP 2007 Master Plan. Persons eligible to receive grants under the plan are persons who have been the employees, directors or consultants for at least five years, who retire “in good standing” (as determined by the ECP 2007 Plan Committee), and who would otherwise have their unvested shares (under any applicable equity compensation plans) forfeited upon retirement. The ECP 2007 Plan Committee is to determine who amongst eligible persons will be granted awards of common shares. The number of common shares to be awarded to such grantees is calculated according to a formula defined in the plan, and will vest in equal installments over a period of five years after retirement, subject to certain non-compete terms and the grantees remaining “in good standing”. There is no other vesting condition other than the non-compete terms. The plan commenced with effect on March 6, 2007, and will terminate upon the expiration or termination of the ECP 2007 Master Plan, or upon the liquidation of the Company, or upon termination by the ECP 2007 Plan Committee, whichever is the earliest to occur.

The ECP 2007 Plan Committee approved awards of common shares under the plan during 2007, 2008 and 2009. The Company recognizes the intangible asset relating to the non-compete provisions of each of the above awards at the fair value of the respective award. The intangible asset is amortized over the non-compete period on a straight-line basis.

During the year ended December 31, 2009 the Company recorded amortization of intangible assets of $373 associated with the awards under The Global Sources Retention Share Grant Plan.

On April 24, 2009, the Plan Committee approved and issued “The Global Sources Directors Share Grant Award Plan” as a supplementary or subsidiary document to the ECP 2007 Master Plan. Persons eligible to receive grants under the plan are directors of the Company. Under the plan, the ECP 2007 Plan Committee is to determine who amongst the directors of the Company will be granted awards of shares and the number of shares to be awarded to them. Any shares awarded will not vest immediately, but only at the end of four years after such effective date as may be specified by the Plan Committee (or in accordance with such other vesting schedule as may be determined by the Plan Committee). The plan commenced with effect on April 24, 2009, and will terminate upon the expiration or termination of the ECP 2007 Master Plan, or upon the liquidation of the Company, or upon termination by the ECP 2007 Plan Committee, whichever is the earliest to occur. The ECP 2007 Plan Committee first approved an award under the plan totaling 21,000 common shares (comprising 3,000 common shares each) to the seven directors of the Company in June 2009.

GLOBAL SOURCES LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

24.           Equity Compensation Plans (continued)

The non-cash compensation expenses as of December 31, 2009, associated with the above awards under the plan of approximately $160 are recognized over the four year vesting term of the award.

The Company recorded non-cash compensation expense/(credit) of  $7,753, $(952) and $1,871 in the years ended December 31, 2007, 2008 and 2009, respectively, in connection with the awards under the above ECP plans. As of December 31, 2009, there was $7,212 of unrecognized non-cash compensation cost associated with the awards under the above ECP plans, excluding the awards under ECP VI and The Global Sources Retention Share Grant Plan, which is expected to be recognized over the next six years.

As of December 31, 2009, there was $1,672 balance of intangible asset associated with the awards under the ECP VI and The Global Sources Retention Share Grant Plan, which is expected to be amortized over the next five years.

The Company’s non-vested shares as of December 31, 2009 and changes during the year ended December 31, 2009 were as follows:

	ECP V Grant Plan		ECP VI Grant Plan		ECP VII Grant Plan		The Global Sources Share Grant Award Plan		The Global Sources Retention Share Grant Plan		The Global Sources Directors Share Grant Award Plan
	Number of shares	Weighted average grant date fair value	Number of shares	Weighted average grant date fair value	Number of shares	Weighted average grant date fair value	Number of shares	Weighted average grant date fair value	Number of shares	Weighted average grant date fair value	Number of shares	Weighted average grant date fair value

Non-vested at January 1, 2009	11,196	$7.85	14,934	$6.68	1,157,101	$5.98	846,571	$12.31	50,982	$11.41	-	-
Granted	32,680	$4.14	-	-	-	-	407,740	$4.33	188,988	$7.44	21,000	$7.62
Vested	(15,439)	$4.67	(9,077)	$6.37	(391,831)	$4.59	(40,770)	$12.82	(10,487)	$11.50	-	-
Forfeited	(2,640)	$6.17	-	-	(102,030)	$6.68	(120,384)	$9.21	-	-	-	-
Non-vested at December 31, 2009	25,797	$5.22	5,857	$7.17	663,240	$6.69	1,093,157	$9.66	229,483	$8.14	21,000	$7.62

The total fair value of shares vested during the years ended December 31, 2007, 2008 and 2009 were as follows:

Year ended December 31,	ECP V Grant Plan	ECP VI Grant Plan	ECP VII Grant Plan	The Global Sources Share Grant Award Plan	The Global Sources Retention Share Grant Plan	The Global Sources Directors Share Grant Award Plan	Total
2007	$436	$167	$3,030	$-	$-	$-	$3,633
2008	$284	$124	$8,581	$-	$24	$-	$9,013
2009	$66	$47	$1,942	$205	$66	$-	$2,326

GLOBAL SOURCES LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

24.           Equity Compensation Plans (continued)

As described in the foregoing paragraphs, the Company awarded share grants to non-employees. The Company’s accounting policy for recording the non-cash compensation costs associated with the share grants to non-employees is described in Note 2(u)(ii). The Company’s share grants to non-employees as of December 31, 2009 and changes during each of the three years ended December 31, 2007, 2008 and 2009 were as follows:

	Year ended December 31,
	2007	2008	2009

Unvested shares at the beginning of the year	371,986	516,957	583,219
Add:
New share grants during the year	143,361	178,367	287,121
Effect of bonus shares issues announced during the year	78,047	-	59,985
Less:
Vested shares during the year	(70,650)	(102,716)	(107,754)
Shares forfeited during the year	(5,787)	(9,389)	(27,762)
Unvested shares at the end of the year	516,957	583,219	794,809

Non-cash compensation expenses/ (credit) associated with the share grants to non-employees, included under various categories of operating expenses are approximately as follows: sales: $554 (2008:  $(2,537), 2007:  $3,770), community: $47 (2008:  $(7), 2007:  $109), general and administrative: $161 (2008:  $(1,003), 2007:  $1,785), and online services development expenses: $16 (2008:  $(55), 2007:  $117). The credit in 2008 resulted from the re-measurement of the stock based compensation relating to the unvested share grants to non-employees, based on the Company’s share price of $5.45 as of December 31, 2008 which was lower compared to the share price on December 31, 2007 which was $28.22.

25.           Directors Purchase Plan

A 2000 Non-Employee Directors Share Option Plan was approved on October 26, 2000 by the shareholders of the Company.  Each eligible Director was entitled to an option to purchase up to 20,000 common shares at a price established at year end.

On May 8, 2003, the Company’s shareholders approved the amendments to the 2000 Non-Employee Directors Share Option Plan to allow both employee and non-employee Directors to participate prospectively in the plan.  The plan was renamed as Directors Purchase Plan by the Board of Directors on August 14, 2003.

Directors purchasing the shares under the plan would pay 10% of the purchase price, which was the average closing price of the shares for the last five trading days of the previous calendar year, on or before 28th day of February of the relevant year, with the balance of 90% payable by the end of the four year period from that day and the shares would be issued thereafter.  The resignation of a Director following his or her purchase of the shares and payment of the 10% initial instalment would not cause a forfeiture of the purchased shares, however, failure to pay the 90% balance of the purchase price before the end of the holding period would result in the 10% deposit being forfeited and all rights under the purchase plan and the issuance of shares would automatically lapse and expire and the shares would not be issued.

GLOBAL SOURCES LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

25.           Directors Purchase Plan (continued)

At the Board of Directors’ meeting on November 4 and 5, 2005, the Board of Directors adopted the “Directors Purchase Plan (as of 5 November 2005)”, which consolidated earlier forms of the Directors Purchase Plan and previous shareholders’ and Board of Directors’ approvals and resolutions pertaining thereto.

On November 7, 2006, the Company filed a Form S-8 Registration Statement under the Securities Act of 1933, with the U.S. Securities and Exchange Commission, for up to 530,000 common shares to be issued under the Directors Purchase Plan (as of 5 November 2005).

By a written resolution of the Board of Directors dated April 24, 2009, the Company’s Directors confirmed that they had all agreed that no purchase rights under the Directors Purchase Plan (as of 5 November 2005) would be granted and/or exercisable in the calendar years 2009 and 2010.

At the Company’s annual general meeting held on June 24, 2009, the Company’s shareholders approved the adoption of the “Directors Purchase Plan (updated effective as of January 1, 2009)”, which  updated the Directors Purchase Plan (as of 5 November 2005), so as to provide that if an eligible director passes away and at the time of his or her death has not paid the entire purchase price of previously exercised purchase rights, then the remaining balance of the purchase price must be paid by his or her estate within 6 months of his or her death; otherwise, the previously exercised purchase rights will automatically expire and lapse, no shares will be issued, and any deposits previously paid with respect to the exercised purchase rights will be refunded to the estate. In addition, the Directors Purchase Plan (updated effective as of January 1, 2009) also clarifies that any amendments or updates made to the plan may be made applicable retroactively with the approval or consent of affected purchase rights holders or eligible directors under the plan.

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

During the year ended December 31, 2009, the Company refunded $134 to a deceased director’s estate as previously exercised purchase rights expired and lapsed.

26.           Credit Facilities

The Company holds a Documentary Credit facility with the Hongkong and Shanghai Banking Corporation Limited, for providing documentary credits to the Company’s suppliers.  This facility has a maximum limit of $577. As at December 31, 2009, the unutilized amount under this facility was approximately $508.  Hongkong and Shanghai Banking Corporation Limited has also provided guarantees on behalf of the Company to the Company’s suppliers.  As at December 31, 2009, such guarantees amounted to $3.

GLOBAL SOURCES LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

27.           Other Commitments

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

In March 2007, the Company entered into a number of venue license agreements for its exhibition events amounting to $44,396 in payments over five and a half years. The agreements are cancelable under Force Majeure conditions, or upon notice and payment of cancellation charges to the other party. The amounts paid will be expensed when the related events are held. As of December 31, 2009, approximately $15,193 was paid under these agreements.

In 2008, the Company entered into several agreements for the event specific promotion of exhibition events amounting to $3,460 in payments over two years. The amounts under these agreements have been fully paid as of December 31, 2009.

In 2009, the Company entered into several agreements for the venue rental for exhibition events amounting to $2,253. The amount paid under these agreements as of December 31, 2009 was $298. In addition, the Company also entered into several agreements for event specific promotion of exhibition events amounting to $801. The amount paid under these agreements as of December 31, 2009 was $nil.

28.           Bonus Shares

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

29.           Shares of HC International, Inc.

HC International Inc. (“HC International”) is a company listed on the Growth Enterprise Market of The Stock Exchange of Hong Kong Limited. In the year 2006, Trade Media Holdings Limited (“TMHL”), a wholly-owned subsidiary of the Company, entered into an agreement (“Sale and Purchase Agreement”) with IDG Technology Venture Investment, Inc. (“IDGVC”) for, and completed, the purchase from IDGVC of 47,858,000 HC International shares (representing an approximate 9.77% equity interest in HC International as of September 30, 2007), at a consideration of approximately $9,875. In the last quarter of 2007, the Company announced, via a press release dated December 10, 2007, that the Company and TMHL had entered into an agreement with IDG Technology Venture Investment III, L.P. (“IDGTVI III”) to sell all its and TMHL’s equity interests in HC International (amounting to 62,652,000 HC International shares) to IDGTVI III,  at  a  sale  consideration  of  approximately  $0.1968 per HC International share. The sale was

GLOBAL SOURCES LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

29.           Shares of HC International, Inc. (continued)

subsequently completed on December 18, 2007, as announced in the Company’s press release dated December 18, 2007.

As the fair value of this investment as of June 30, 2007 is less than the cost, the Company’s management evaluated the investment in HC International as of June 30, 2007 for impairment and concluded that the impairment was other-than-temporary. As per the Company’s accounting policy, declines in value judged to be other-than-temporary on available-for-sale securities are included in the statement of income. Accordingly the unrealized loss of approximately $2,301 on the HC International investment was recorded in the income statement as of June 30, 2007.

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

30.           Business Acquisitions

(a)           Acquisition of intangible assets from Blue Bamboo China Ventures

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

The Company recorded this transaction as a business acquisition. The total purchase consideration was $3,136, of which approximately $1,364 was paid to BBCV on the completion date, approximately $1,636 was placed in an escrow account with an appointed escrow agent and the balance $136 was the direct transaction costs. The escrow amount will be released to BBCV within one year of the completion date, subject to terms and conditions stipulated in the S&P.

The allocation of purchase consideration to the assets acquired based on their fair values was as follows:

Amount

Website intangibles………………………………………….....	$588
Goodwill…………………………………………………..........	$2,548
Total………………………………………………....................	$3,136

GLOBAL SOURCES LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

30.  Business Acquisitions (continued)

               (a)             Acquisition of intangible assets from Blue Bamboo China Ventures (continued)

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

(b)           Acquisition of eMedia South China Limited

In December 2009, eMedia Asia Ltd. acquired the entire issued share capital of eMedia South China Limited (previously known as “UBM South China Limited”), a company incorporated in the Hong Kong Special Administrative Region, which holds a 70% equity interest in Shenzhen Herong UBM Exhibition Co., Ltd.

Shenzhen Herong UBM Exhibition Co., Ltd incorporated in the People’s Republic of China (PRC) operates a trade show in the PRC known as the “China International Optoelectronic Expo”. With this acquisition, eMedia Asia Ltd.’s portfolio of media products for the Chinese electronic engineering community further complements the group’s’ own multi-channel media network for professionals in China’s electronics industry.

The Company accounted for this acquisition as a business combination. As the Company gained control over eMedia South China Limited on December 24, 2009, the results of operations of eMedia South China Limited were consolidated from this date onwards.

GLOBAL SOURCES LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

30.           Business Acquisitions (continued)

(b)           Acquisition of eMedia South China Limited (continued)

The Company has allocated the purchase price to the acquired net assets based on estimated fair values as follows:

Consideration
Cash	$6,145
Liabilities assumed	982
7,127
Less: acquisition related costs included in general and
administrative expenses in the consolidated statement of income for the year ended December 31, 2009	(309)
Total consideration for the business acquisition	6,818

Recognized amounts of identifiable assets acquired and liabilities assumed
Cash and cash equivalents	3,020
Equipment & office furniture	42
Trade and other receivables	260
Total assets	3,322

Trade and other payables	(638)
Current tax liabilities	(42)
Total liabilities	(680)

Total identifiable net assets	2,642
Less: fair value of non-controlling interest	(2,922)
Intangible assets (Note 9)	7,098
Total consideration for the business acquisition	$6,818

The fair value of the acquired intangible assets of $7,098 and the non-controlling interest of $2,922 is pending completion of the final valuations for those assets. As the acquisition occurred on December 24, 2009 the final valuations of these assets could not be completed before the date these financial statements were issued.

The acquired subsidiary contributed revenue of $nil and net income of $nil to the Company for the period from December 24, 2009 to December 31, 2009. If the acquisition had occurred on January 1, 2009, the Company’s revenue and net income for the year ended December 31, 2009 would have been $177,854 and $17,682, respectively. If the acquisition had occurred on January 1, 2008, the Company’s revenue and net income for the year ended December 31, 2008 would have been $209,990 and $29,112, respectively.

ITEM 9.	THE OFFER AND LISTING

Price history of stock

The following table sets forth the high and low per share closing prices for our common shares for the periods indicated, as adjusted for the one for ten bonus share issues announced on February 16, 2004, March 1, 2005, March 6, 2006, March 5, 2007, December 20, 2007 and on February 12, 2009.

Period	High	Low

Year 2005	$14.17	$4.11
Year 2006	$13.53	$6.38
Year 2007	$32.14	$11.49
Year 2008	$26.68	$4.18
Year 2009	$7.97	$3.30
First Quarter 2008	$26.68	$9.55
Second Quarter 2008	$15.35	$10.76
Third Quarter 2008	$14.55	$8.64
Fourth Quarter 2008	$9.22	$4.18
First Quarter 2009	$5.45	$3.30
Second Quarter 2009	$7.97	$3.67
Third Quarter 2009	$7.89	$6.32
Fourth Quarter 2009	$7.07	$6.34
First Quarter 2010	$7.16	$6.00
December 2009	$6.57	$5.78
January 2010	$6.96	$6.16
February 2010	$6.82	$6.00
March 2010	$7.16	$6.27
April 2010	$7.89	$6.21
May 2010	$7.94	$6.20

Markets

Our shares are listed and traded under the symbol “GSOL” on Nasdaq.

ITEM 10.	ADDITIONAL INFORMATION

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

Description of shareholder rights attaching to our common shares

The Company is registered with the Bermuda Registrar of Companies with registration number 27310. It has the usual objects and powers of a Bermuda exempt company, found in its Memorandum of Association, empowering it to, among other things, deal in goods of all kinds, and to acquire, hold and dispose of all forms of real property outside Bermuda, and personal property worldwide, including intellectual property. Our authorized share capital consists of 75,000,000 common shares, par value $0.01 per share. A bonus share distribution of one share for every ten shares was issued to all of our shareholders of record on February 27, 2009 and distributed on or about March 31, 2009.  As of April 30, 2010, we had a total of 51,524,759 common shares issued, comprising 44,649,759 common shares outstanding and 6,875,000 common shares held as treasury shares.

●	Holders of common shares have no preemptive, redemption, conversion or sinking fund rights.

●	Holders of common shares are entitled to one vote per share on all matters submitted to a vote of holders of common shares and do not have any cumulative voting rights.

●
In the event of our liquidation, dissolution or winding-up, the holders of common shares are entitled to share ratably in our assets, if any, remaining after the payment of all our debts and liabilities.

●
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

●	Additional authorized but unissued common shares may be issued by the board of directors without the approval of the shareholders.

The holders of common shares will receive dividends, if any, as may be declared by the board of directors out of funds legally available for purposes. We may not declare or pay a dividend, or make a distribution out of contributed surplus, if there are reasonable grounds for believing that:

●	we are, or after the payment would be, unable to pay our liabilities as they become due; or

●	the realizable value of our assets after such payment or distribution would be less than the aggregate amount of our liabilities and our issued share capital and share premium accounts.

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

If a poll is demanded, each shareholder who is entitled to vote and who is present in person or by proxy has one vote for each common share entitled to vote on such question. A poll may only be demanded under our Bye-Laws by:

●	the chairman of the meeting;

●	at least three shareholders present in person or represented by proxy;

●
any shareholder or shareholders present in person or represented by proxy and holding between them not less than one-tenth of the total voting rights of all shareholders having the right to vote at such meeting; or

●
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

However, to the extent that any premium is payable on the purchase, the premium must be provided out of the funds of the company that would otherwise be available for dividend or distribution or out of a company’s share premium account. Any common shares purchased by a company are treated as cancelled and the amount of the company’s issued capital is diminished by the nominal value of the shares accordingly but shall not be taken as reducing the amount of the company’s authorized share capital. However, pursuant to recent changes to the Companies Act, effective December 29, 2006, a company may purchase its own shares, to be held as treasury shares, if authorized to do so by its memorandum of association or Bye-laws. A proposed resolution for the amendment of our Bye-Laws, to authorize us to purchase our own shares, to be held as treasury shares, was put forth to our shareholders for approval at our Annual General Meeting, held on June 18, 2007 (Hong Kong time). The resolution was approved by our shareholders, so we are now able to acquire our own shares and hold them as treasury shares, subject always of course to the provisions of the Companies Act, to our Bye-Laws, to the securities laws of the United States and to the rules of Nasdaq. On February 4, 2008, we announced via a press release that our board of directors has authorized a program to repurchase up to $50 million of our common shares in the open market or through private transactions, from time to time, as business conditions warrant, but on the basis that we are not obligated to repurchase any specific number of shares and that the program may be suspended or terminated at any time at our management’s discretion. The timing and amount of the repurchase of shares (if any) will be determined by our management, based on its evaluation of market conditions and other factors. As of April 30, 2010, no repurchases of our common shares have been made under this program.

Our board of directors, at their meetings held on November 10 and 11, 2008, approved the tender offer by us for 6.25 million of our common shares, or approximately 13.4% of our total common shares then outstanding, at a total purchase price of $50.0 million or $8.00 per share. The tender offer commenced on November 21, 2008 and expired on December 19, 2008. Our common shares that were properly tendered and not properly withdrawn were greater than the number of shares that we offered to purchase, which therefore required a pro-ration process. The pro-ration process was concluded on December 26, 2008 and we accepted 15.97764% of the shares properly tendered and not properly withdrawn by each shareholder. We are holding the repurchased shares as treasury shares, which are disclosed as such on our balance sheet as of December 31, 2009.

On May 19, 2010, we announced via a press release (which was subsequently filed under Form SC TO-C with the SEC on May 21, 2010) that, as approved by our board of directors, we intend to commence a tender offer before the end of June 2010, with expected completion before the end of July 2010, for approximately 6.67 million of our common shares, or approximately 14.9% of our total outstanding common shares as of April 30, 2010, at a total purchase price of $60.0 million or $9.00 per share.  On June 25, 2010 we announced via a press release (which was filed under Form SC TO-C with the SEC) that we intend to increase the number of shares to be purchased to a total of up to 11,121,000 common shares, or approximately 24.9% of our total outstanding common shares as of April 30, 2010.  The previously announced purchase price of $9.00 per share remained the same and the total purchase price increased to up to $100,089,000.

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

Variation of Rights

We may issue more than one class of shares and more than one series of shares in each class. If we have more than one class of shares, the rights attached to any class of shares may be altered or abrogated either:

●	with the consent in writing of the holders of not less than seventy-five percent of the issued common shares of that class; or

●	with the sanction of a resolution passed at a separate general meeting of the holders of such common shares, voting in proxy or present, at which a quorum is present.

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

The board of directors may refuse to register an instrument of transfer of a share unless it:

●	is duly stamped, if required by law, and lodged with us;

●	is accompanied by the relevant share certificate and such other evidence of the transferor’s right to make the transfer as the board of directors shall reasonably require;

●	has obtained, where applicable, permission of the Bermuda Monetary Authority; and

●	is in respect of only one class of shares.

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

The office of a director will be vacated in the event of any of the following:

●	if he resigns his office by notice in writing to be delivered to our registered office or tendered at a meeting of the board of directors;

●	if he becomes of unsound mind or a patient for any purpose of any statute or applicable law relating to mental health, and our board of directors resolves that his office is vacated;

●	if he becomes bankrupt under the law of any country or compounds with his creditors;

●	if he is prohibited by law from being a director;

●	if he ceases to be a director by virtue of the Companies Act or our Bye-Laws, or is removed from office pursuant to our Bye-Laws;

●
if he (or his alternate director, if any) is absent  from more than three consecutive board of directors’ meetings without the permission of the board of directors and the board of directors resolves that his office be vacated; or

●	if he is requested to resign in writing by not less than three quarters of the other directors.

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

Capitalization of Profits and Reserves

Under our Bye-Laws, the board of directors may resolve to capitalize all or any part of any amount for the time being standing to the credit of any reserve or fund which is available for distribution or to the credit of our share premium account; and accordingly make that amount available for distribution among the shareholders who would be entitled to it if distributed by way of a dividend in the same proportions and on the footing that the same may be paid not in cash but be applied either in or towards:

●	paying up amounts unpaid on any of our shares held by the shareholders; or

●	payment up in full of our unissued shares, debentures, or other obligations to be allotted and credited as fully paid amongst such shareholders.

As a proviso to the foregoing, the share premium account may be applied only in paying up unissued shares to be issued to shareholders credited as fully paid, and provided, further, that any sum standing to the credit of a share premium account may only be applied in crediting as fully paid shares of the same class as that from which the relevant share premium was derived.

Registrar or Transfer Agent

Our transfer agent and branch registrar is Computershare Investor Services, LLC. In addition to a register held by Computershare Investor Services, LLC, a register of holders of the shares is maintained by Appleby in Bermuda located at Canon’s Court, 22 Victoria Street, Hamilton HM 12, Bermuda.

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

●
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

As an exempted company, we and our Bermuda subsidiaries are liable to pay in Bermuda an annual government fee calculated on a sliding scale basis by reference to our and our Bermuda subsidiaries’ respective assessable capital, which is the aggregate of our and our Bermuda subsidiaries’ respective authorized share capital and the premium on our and our Bermuda subsidiaries’ respective issued shares. For the year 2009, the applicable annual government fees were US$10,455.00 for us and US$1,995.00 per company for each of our two Bermuda subsidiaries. For the year 2010, the applicable annual government fees were US$10,455.00 for us and US$1,995.00 per company for each of our two Bermuda subsidiaries. These amounts have already been paid.

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

The following table summarizes our foreign currency Accounts Receivable and provides the information in U.S. Dollar equivalent:

	As of December 31, 2009 (in U.S. Dollars Thousands)				As of December 31, 2008 (in U.S. Dollars Thousands)
	Expected maturity dates				Expected maturity dates
Currency	2010	Thereafter	Total	Fair value	2009	Thereafter	Total	Fair value

HKD	702	-	702	702	1,301	-	1,301	1,301
CNY	1,545	-	1,545	1,545	2,678	-	2,678	2,678
TWD	351	-	351	351	561	-	561	561
JPY	46	-	46	46	191	-	191	191
	2,644	-	2,644	2,644	4,731	-	4,731	4,731

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

As of December 31, 2009, we have not engaged in foreign currency hedging activities.

In the year ended December 31, 2009 and the year ended December 31, 2008, we derived more than 90% of our revenue from customers in the Asia-Pacific region. We expect that a majority of our future revenue will continue to be generated from customers in this region. Future political or economic instability in the Asia-Pacific region could negatively impact our business.

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

Evaluation of Disclosure Controls and Procedures

As required by Rules 13a-15(e) and 15d-15(e) under the Exchange Act, management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures as of the end of the period covered by this report. Disclosure controls and procedures refer to controls and other procedures designed to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the rules and forms of the SEC. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in our reports that we file or submit under the Securities Exchange Act of 1934 is accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding our required disclosure.

Based on the foregoing, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2009, the end of the period covered by this report, our disclosure controls and procedures were effective.

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

Management evaluated the effectiveness of our internal control over financial reporting as of December 31, 2009 using the framework set forth in the report of the Treadway Commission’s Committee of Sponsoring Organizations (“COSO”), “Internal Control — Integrated Framework.”

Based on the foregoing, management has concluded that our internal control over financial reporting was effective as of December 31, 2009. Our independent registered public accounting firm, PricewaterhouseCoopers LLP, has issued an audit report on our internal control over financial reporting, which is included herein.

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

During 2009, the Company did not grant any waiver, including any implicit waiver, from any provision of the Code of Ethics to the chief executive officer, chief financial officer, chief accounting officer or controller or other person performing similar functions.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Ernst & Young served as our independent registered public accounting firm for the financial year ended December 31, 2007, for which audited financial statements appear in this annual report on Form 20-F.

PricewaterhouseCoopers LLP served as our independent registered public accounting firm from August 2008.

The following table shows the aggregate audit fees, audit-related fees, tax fees and all other fees for the services provided by PricewaterhouseCoopers LLP for 2008 and 2009:

	Year ended December 31,
	2009	2008
Audit fees	$777,817	$694,830
Audit-related fees	-	-
Total	$777,817	$694,830
Tax fees	24,009	75,989
All other fees	-	-
Total fees	$801,826	$770,819

Audit fees include fees associated with the review of the Company’s annual financial statements and services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years.

Tax fees for year 2008 for tax compliance, tax advice and tax planning consisted of review of tax returns for four subsidiaries of the Company, filing of quarterly VAT returns for a subsidiary and permissible tax consulting and tax compliance advice. For year 2009 such fees consisted of review of tax returns for five subsidiaries of the Company, filing of Quarterly VAT returns for a subsidiary and permissible tax consulting and tax compliance advice.

Audit Committee’s Pre-approval Policies and Procedures

Our Audit Committee nominates and engages our independent auditors to audit our financial statements. Our Audit Committee also requires management to obtain the Audit Committee’s approval on a case-by-case basis before engaging our independent auditors to provide any audit or permitted non-audit services to us or our subsidiaries.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

- (Not applicable)

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

- (Not applicable)

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT - (Not applicable)

ITEM 16G.	CORPORATE GOVERNANCE – (Not applicable)

PART III

All financial information contained in this document is expressed in United States Dollars, unless otherwise stated.

ITEM 17.	FINANCIAL STATEMENTS

– (Not applicable)

ITEM 18.	FINANCIAL STATEMENTS

As provided in Item 8, the Company has presented financial statements in accordance with U.S. accounting standards in lieu of Item 18.

ITEM 19.	EXHIBITS

EXHIBIT INDEX

Exhibit No.	Description

1.1	Memorandum of Association of the Company. *
1.2	Bye-laws of the Company. *
1.3	Amendments to the Bye-Laws of Global Sources Ltd., as approved at the May 6, 2002 Annual General Meeting of Shareholders. ++
2.1	Specimen Certificate. *
4.2	Form of executive officer employment agreement. *
4.3	Employment Agreement dated November 1, 1999, by and between Trade Media Holdings Limited and Merle Hinrichs. *
4.4	Amendment to Employment Agreement dated January 19, 2000, between Trade Media Holdings Limited and Merle Hinrichs. *
4.5	Employment Agreement dated as of January 29, 2000, by and between LER Corporation and Merle Hinrichs. *
4.6	Form of Restricted Stock Award and Agreement, dated as of January 29, 2000, by and between LER Corporation and Merle Hinrichs. *
4.7	Amendment No.1 to Restricted Stock Award and Agreement dated as of February 29, 2000, by and between LER Corporation and Merle Hinrichs. *
4.8	Form of The Global Sources Employee Equity Compensation Plan No. I. *
4.9	Form of The Global Sources Employee Equity Compensation Plan No. II. *
4.10	Form of The Global Sources Employee Equity Compensation Plan No. III. *
4.18	Form of The Global Sources Employee Equity Compensation Plan No. IV. **
4.19	Form of The Global Sources Employee Equity Compensation Plan No. V. **
4.20	Form of The Global Sources Employee Equity Compensation Plan No. VI. ***
4.21	Form of The Global Sources Employee Equity Compensation Plan No. VII. *****
4.22	Global Sources’ Code of Ethics (approved and adopted by the Board of Directors on March 7, 2003). ###
4.23	Form of The Global Sources Employee Equity Compensation Plan No. V (Amended). *****
4.24	Placement Agency Agreement dated March 17, 2005, between the Company and W.R. Hambrecht & Co. LLC. ####
4.25	Form of Purchase Agreement between the Company and certain purchasers of the common shares. ####
4.26	Shenzhen International Chamber of Commerce Tower Subscription Agreement dated July 5, 2004 (English translation). ++++
4.27	Real Estate Sales Contract of Shenzhen (Presale) dated August 31, 2004 (English translation). ++++
4.28	Supplemental Agreement to the Contract on Purchasing Shenzhen International Commercial Chamber Center Premises dated August 31, 2004 (English translation). ++++
4.29	Summary Table of Property Units and Payment Amounts. ++++
4.30	Supplementary Agreement Concerning Alteration of Payment Method dated December 3, 2004 (English translation). ++++
4.31	Sale and Purchase Agreement, dated May 24. 2006, by and between IDG Technology Venture Investment, Inc., Trade Media Holdings Limited and International Data Group, Inc. ~
4.32	Call Option Deed Relating to Shares in HC International, Inc., dated May 24, 2006, between Trade Media Holdings Limited and other parties thereto. ~
4.33	Call Option Deed Relating to Equity Interest in Beijing Huicong International Information Co., Ltd., dated May 24, 2006, between Trade Media Holdings Limited and HC Construction Co., Ltd. ~
4.34	The Global Sources Ltd. Directors Purchase Plan (as of 5 November 2005). +++++
4.35	The Global Sources Equity Compensation (2007) Master Plan. +++++
4.36	The Global Sources Share Grant Award Plan. ++++++
4.37	The Global Sources Retention Share Grant Plan. ++++++
4.38	Sale and Purchase Agreement, dated December 10, 2007, by and between Global Sources Ltd., Trade Media Holdings Limited and IDG Technology Venture Investment III, L.P. +++++++

Exhibit No.	Description

4.39	The Global Sources Directors Share Grant Award Plan. ++++++++
4.40	Directors Purchase Plan (updated effective as of January 1, 2009). ++++++++
8.1	Subsidiaries of Global Sources Ltd.
12.1	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification by the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes – Oxley Act of 2002.
13.2	Certification by the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes–Oxley Act of 2002.
14.1	Consent of Independent Accountants for incorporation of their report filed with Form 6-K into the Company’s previously filed Registration Statements File No. 333-59058 and 333-62132. ****
14.2	Changes in Registrant’s Certifying Accountant. +++
14.3	Letter to the SEC from the Company pursuant to SEC Release No. 33-8070, dated April 9, 2002. ****
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

14.13	Letter to Securities and Exchange Commission from the Company’s previous Independent Registered Public Accountants. ++++++++

___________________

*	Incorporated by reference to Form 20-F Annual Report of Global Sources Ltd. filed with the Securities and Exchange Commission on June 30, 2000.

**	Incorporated by reference to Form 20-F Annual Report of Global Sources Ltd. filed with the Securities and Exchange Commission on April 5, 2001.

***	Incorporated by reference to Form S-8 Registration Statement filed with the Securities and Exchange Commission on June 1, 2001.

****	Incorporated by reference to Form 6-K filed with the Securities and Exchange Commission on April 25, 2002.

~
Incorporated by reference to Form 20-F Annual Report of Global Sources Ltd. filed with the Securities and Exchange Commission on June 12, 2006 and confidential treatment requested (the confidential portions of such exhibits have been omitted and filed separately with the Securities and Exchange Commission)

*****	Incorporated by reference to Form S-8 Registration Statement filed with the Securities and Exchange Commission on April 10, 2003.

+	Incorporated by reference to Form 20-F Annual Report of Global Sources Ltd. filed with the Securities and Exchange Commission on April 30, 2002.

++	Incorporated by reference to Form 6-K filed with the Securities and Exchange Commission on May 6, 2002.

+++	Incorporated by reference to Form 6-K filed with the Securities and Exchange Commission on August 13, 2002.

++++	Incorporated by reference to Form 20-F Annual Report of Global Sources Ltd. filed with the Securities and Exchange Commission on May 13, 2005.

+++++	Incorporated by reference to Form S-8 Registration Statement filed with the Securities and Exchange Commission on November 7, 2006.

++++++	Incorporated by reference to form 20-F Annual Report of Global Sources Ltd. filed with the Securities and Exchange Commission on June 28, 2007.

+++++++	Incorporated by reference to form 20-F Annual Report of Global Sources Ltd. filed with the Securities and Exchange Commission on June 25, 2008.

++++++++	Incorporated by reference to form 20-F Annual Report of Global Sources Ltd. filed with the Securities and Exchange Commission on June 26, 2009.

#	Incorporated by reference to Form 20-F Annual Report of Global Sources Ltd. filed with the Securities and Exchange Commission on May 5, 2003.

##	Incorporated by reference to Form 6-K filed with the Securities and Exchange Commission on February 18, 2004.

###	Incorporated by reference to Form 20-F Annual Report of Global Sources Ltd. filed with the Securities and Exchange Commission on May 4, 2004.

####	Incorporated by reference to Form 6-K filed with the Securities and Exchange Commission on March 21, 2005.

#####	Incorporated by reference to Form 6-K filed with the Securities and Exchange Commission on March 8, 2005.

######	Incorporated by reference to Form 6-K filed with the Securities and Exchange Commission on March 7, 2006.

#######	Incorporated by reference to Form 6-K filed with the Securities and Exchange Commission on March 7, 2007.

########	Incorporated by reference to Form 6-K filed with the Securities and Exchange Commission on December 21, 2007.

#########	Incorporated by reference to Form 6-K filed with the Securities and Exchange Commission on February 5, 2008.

##########	Incorporated by reference to Form 6-K filed with the Securities and Exchange Commission on February 12, 2009.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

GLOBAL SOURCES LTD.
By: /s/ Eddie Heng Eddie Heng,
Director and Interim Chief Financial Officer

Date: June 25, 2010