Form 20-F
GLOBAL SOURCES LTD /BERMUDA
filed 2011-06-27
CIK 1110650

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 20-F

(Mark One)
[    ]           Registration Statement Pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934
OR
[X]   Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
     for the fiscal year ended December 31, 2010.
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

Connie Lai, Chief Financial Officer
Telephone: (852) 25554864
E-mail: connielai@globalsources.com
Facsimile: (852) 28700955

Global Sources Ltd.
c/o Equitable Accounting Services Limited,
22/F Vita Tower, 29 Wong Chuk Hang Road, Hong Kong
(Name, Telephone, E-mail and /or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Shares, $0.01 Par Value	NASDAQ Global Market

Securities registered or to be registered pursuant to Section 12(g) of the Act:  NONE

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:  NONE

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

33,704,553 common shares, $0.01 par value, outstanding as of April 30, 2011.

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

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	Accelerated filer	x	Non-accelerated filer

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP	International Financial Reporting Standards as issued by the International Accounting Standards Board	x	Other

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

126

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

SPECIAL NOTE ON OUR FINANCIAL INFORMATION PRESENTED IN THIS ANNUAL REPORT

Our consolidated financial statements as of and for the years ended December 31, 2010 and 2009 included in this Annual Report on Form 20-F have been prepared in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. We adopted IFRS effective as of and for the fiscal year ended December 31, 2010 by applying IFRS 1: First Time Adoption of International Reporting Standards. Our consolidated financial statements as of and for the year ended December 31, 2009 were originally prepared in accordance with generally accepted accounting principles in the United States, or U.S. GAAP, and were restated in accordance with IFRS for comparative purposes only. An explanation of how the transition to IFRS from U.S. GAAP has affected our reported financial position, financial performance and cash flows is provided in Note 3, Transition to IFRS in the accompanying audited consolidated financial statements in Item 8.

In accordance with rule amendments adopted by the U.S. Securities Exchange Commission (“the SEC”), which became effective on March 4, 2008, we do not provide a reconciliation to U.S. GAAP. Furthermore, pursuant to the transitional relief granted by the SEC in respect of the first-time adoption of IFRS, we have only provided financial statements and financial information for two fiscal years ended December 31, 2009 and December 31, 2010 in this Annual Report as presented under IFRS.

This is the first time our financial statements included in this Annual Report are prepared in accordance with IFRS. For the years prior to 2009, we prepared our financial statements in accordance with U.S. GAAP, which differs in certain significant respects from and is not comparable with IFRS. For a description of the principal differences between IFRS and U.S. GAAP as they relate to our consolidated financial statements, see Note 3, Transition to IFRS in the accompanying audited consolidated financial statements in Item 8.

All financial information contained herein is expressed in United States Dollars, unless otherwise stated.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
– (Not applicable)

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE
             – (Not applicable)

ITEM 3.	KEY INFORMATION

Selected Financial Data

The following tables present the selected historical financial data of our company as of and for each of the years in the two-year period ended December 31, 2010. The selected financial information as of and for the years ended December 31, 2009 and 2010 set forth below are derived from, should be read in conjunction with, and are qualified in their entirety by reference to, the section entitled “Operating and Financial Review and Prospects” and our audited consolidated financial statements and related notes, which are included elsewhere in this document.

As disclosed above under “Special Note on Our Financial Information In This Annual Report”, our consolidated financial statements as of and for the years ended December 31, 2009 and 2010 have been prepared and presented in accordance with IFRS, as issued by the International Accounting Standards Board.

	Year ended December 31,
	2009	2010

	(In U.S. Dollars Thousands, Except Number of Shares and per Share Data)
Income Statement Data:
Revenue
Online and other media services	$113,775	$122,203
Exhibitions	55,147	69,450
Miscellaneous	3,985	4,996
	172,907	196,649
Operating Expenses:
Sales (Note 1)	63,740	71,923
Event production	18,385	21,875
Community and content (Note 1)	34,524	31,923
General and administrative (Note 1)	30,045	33,463
Information and technology (Note 1)	11,784	11,839
Total Operating Expenses	158,478	171,023
Profit from Operations	14,429	25,626
Interest income	981	510
Gain on sale of available-for-sale securities	-	1,223
Profit before income taxes	15,410	27,359
Income tax expense	(498)	(1,117)
Net profit	14,912	26,242
Net profit attributable to non-controlling interests	(618)	(991)
Net profit attributable to the Company’s shareholders	$14,294	$25,251

Basic net profit per share attributable to the Company’s shareholders	$0.32	$0.63

Diluted net profit per share attributable to the Company’s shareholders	$0.31	$0.61
Cash dividends declared per share	-	-
Shares used in basic net profit per share calculations	44,546,226	40,283,874
Shares used in diluted net profit per share calculations	45,751,437	41,693,616

	As at December 31,
	2009	2010

	(In U.S. Dollars Thousands Except Number of Shares)

Balance Sheet Data:
Cash and cash equivalents	$91,553	$101,298
Financial assets, available-for-sale	$6,423	$-
Total assets (Note 2)	$271,593	$225,703
Net assets	$171,581	$102,460
Long-term debt, less current portion	$4,107	$8,107
Total Company shareholders’ equity (Note 2)	$164,067	$94,295
Common share capital	$514	$516
Common shares outstanding (Note 2)	44,552,642	33,573,540
__________________

(Note 1)
Non-cash compensation expenses associated with the employee and non-employee equity compensation plan, Global Sources Directors Share Grant Award Plan included under various categories of expenses are approximately as follows: sales expenses: $545 (2009: $691), community and content: $284 (2009: $228), general and administrative: $1,089 (2009: $566), and information and technology expenses: $269 (2009: $263).

(Note 2)
On 24 June 2010, the Board of Directors of the Company authorized a program to repurchase 11,121,000 of our common shares by tender offer at purchase price of $9.00 per share. Accordingly, in August 2010, we completed the repurchase and paid a total cash consideration of $100,089. We are holding the repurchased shares as treasury shares.

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

In 2010, we derived approximately 93% of our revenues from customers in the Greater China region. We expect that a majority of our future revenues will continue to be generated from customers in this region. At the time of the Asian economic crisis of 1997 and 1998, and the global financial crisis of 2008 and 2009, our revenues and operating results were adversely affected, and our sales declined. Future reductions in trade between Greater China and the world may cause our business to be harmed and our revenues to decrease.

The mainland China market is key to our current and future success and political instability in this market could seriously harm our business and reduce our revenue.

Our customers in mainland China accounted for approximately 75% of our total revenues in 2010. Our dependence on revenue from the mainland China market is significant, and adverse political, legal or economic changes in mainland China may harm our business and cause our revenues to decline.

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

Exports from mainland China are key to our current and future success and uncompetitive cost conditions in this market, or a potential backlash against mainland Chinese-made products arising from inadequate product safety and quality standards, and fraudulent behavior by sellers, could reduce our revenue and seriously harm our business.

Mainland China is the largest supplier of consumer products to the world. Our actual and potential customers are mainly suppliers who are based in mainland China. Should mainland China manufacturers’ production costs go up substantially (for example, due to the further appreciation of the Chinese Renminbi (“RMB”), wage and product input price inflation, reduced export rebates and new environmental or labor regulations), products from mainland China may become less competitive on price versus other supply markets. If products from mainland China become less competitive on price, it would likely have a negative impact on the demand in mainland China for our various export-focused media and marketing services.

In recent years, there have been several highly publicized incidents involving products made in mainland China not meeting consumer standards in overseas markets. More recently, there have been reports of fraudulent behavior whereby sellers in mainland China have taken orders and payment and then not delivered the products. If these kinds of issues continue or worsen, there may be a strong backlash against products made in mainland China and our business and financial condition may consequently suffer.

Current and future economic uncertainty, slowdowns, or recessions have reduced and may continue to reduce demand and spending for business-to-business marketing services. This has in the past adversely affected and could in the future adversely affect our revenues and operating results.

The revenue and profitability of our business depends significantly on the overall demand for business-to-business media services. We believe that the demand for these services of ours is subject to a number of potentially negative factors, such as the large recent decline in global trade, the fact that many economies in the world have recently been in a recession and ongoing economic uncertainties. In addition, potential sovereign debt risks could adversely affect foreign trade. Accordingly, the overall level of global demand for mainland China’s and Asia’s exports may not be sustainable in the foreseeable future.

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

Our industry is intensely competitive. Barriers to entry are minimal, and competitors are able to launch new websites and other media at a low cost. We constantly face threats from competition, including from non-traditional competitors and new forms of media. We compete for our share of customers’ marketing and advertising budgets with other online marketplaces, trade publications and trade shows. Competitors vary in size, geographic scope, industries served and breadth of the products and services offered. We may encounter competition from companies which offer more comprehensive content, services, functionality and/or lower prices. We may also encounter competition from companies offering software services and e-commerce transactional platforms.

Many of our current and potential competitors may have greater financial, technical, marketing and/or other resources than we have. Also, others may have more experience and greater name recognition. In addition, many of our competitors may have established relationships with one another and with our current and potential suppliers and buyers and may have extensive knowledge of our industry. Current and potential competitors have established or may establish cooperative relationships with third parties to increase the ability of their products to address customer needs. Accordingly, our competitors may develop and rapidly acquire significant market share.

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

Digital magazines may not become widely adopted or ever achieve significant revenue or profitability.

Technology, particularly digital technology used in the media industry, continues to evolve rapidly, and advances in that technology have led to alternative methods for the distribution of magazine content. Many publishers including ourselves have launched various types of digital magazines, often to complement print magazine editions. Our initiatives may not become widely adopted by buyers and other users, or advertisers, which could have a significant adverse effect on our competitive position and our businesses and results of operations.

We depend upon Internet search sites and other online marketing channels to attract a significant portion of the users who visit our websites, and if we were listed less prominently in Internet search result listings, or if we are unable to rely on our other online marketing channels as a cost-effective means of driving visitors to our websites, our business, operating results and financial condition could be harmed.

We derive a significant portion of our website traffic from users who search for content through Internet search sites, such as Google, Baidu, Bing and other Microsoft-powered search sites. A critical factor in attracting users to our websites is whether we are prominently displayed in such Internet search results.

Search result listings are determined and displayed in accordance with a set of formulas or algorithms developed by the particular Internet search site. The algorithms determine the order of the listing of results in response to the user's Internet search. From time to time, search sites revise these algorithms. In some instances, these modifications may cause our websites to be listed less prominently in unpaid search results, which will result in decreased traffic from search site users to our websites.

Our websites may also become listed less prominently in unpaid search results for other reasons, such as search site technical difficulties, search site technical changes and changes we make to our websites. In addition, search sites have deemed the practices of some companies to be inconsistent with search site guidelines and have decided not to list their websites in search result listings at all. If we are listed less prominently or not at all in search result listings for any reason, the traffic to our websites will likely decline, which could harm our operating results. If we decide to attempt to replace this traffic, we may be required to increase our marketing expenditures, which also could harm our operating results and financial condition.

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

In the past few years, global business-to-business print advertising has significantly declined which has led to a decrease in our print advertising revenue. Print advertising is generally facing many challenges and may continue to decline and not recover. The growth in alternative forms of media, such as the internet, has increased the competition for advertising dollars, which in turn could reduce the levels of expenditures for magazine advertising or suppress magazine advertising rates. Our customers may decide to use less print advertising as part of their overall marketing campaigns and the rates we charge for print advertising may decline, thereby adversely affecting our revenue.

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

It is possible that new laws and regulations or new interpretations of existing laws and regulations in the United States, the European Union, mainland China and elsewhere will be adopted covering issues affecting our business, including:

•	privacy, data security, the use of “cookies” and the use of personally identifiable information;

•	copyrights, trademarks and domain names; and

•	marketing practices, such as telemarketing, e-mail or direct marketing or online behavioral advertising.

Increased government regulation of, or the application of existing laws to, online activities or other relevant business, operational or marketing practices, could:

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

We collect information from our users who register for services or respond to surveys. Subject to each user's permission (or right to decline), we may use this information to inform our users of products and services that may be of interest to them. We may also share this information with our advertising clients for those who have granted us permission to share their information with third parties. In addition, we also use “cookies” in our websites and engage in various online behavioral advertising practices. Governments in various jurisdictions, including the United States and the European Union, have adopted or proposed limitations on the collection, distribution and use of personal information of Internet users. In addition, growing public concern about privacy, data security, the use of “cookies”, and online behavioral advertising practices, has led to or may result in increased legal and governmental regulation, and/or self-regulation of these practices by the Internet advertising and direct marketing industry. Because many of the proposed laws or regulations are in their early stages, we cannot yet determine the impact these regulations may have on our business and financial condition over time. Although, to date, our efforts to comply with applicable laws and regulations have not hurt our business and financial condition, additional or more burdensome laws or regulations, including consumer privacy and data security laws, could be enacted or applied to us or our customers. Such laws or regulations could impair our ability to collect user information that helps us to provide more targeted advertising to our users, thereby impairing our ability to maintain and grow our audience and maximize advertising revenue from our advertising clients.

Customer or user concerns regarding Internet security or fraud may deter the use of our online products and services.

Widely publicized security breaches or fraud involving the Internet or online services generally, or our failure to prevent security breaches or fraud by our customers or users, may cause our current and potential customers and users not to use our products and services thereby adversely affecting our revenues. We may be required to incur additional costs to protect against security breaches and fraud, or to alleviate problems caused thereby. Our business and financial success depends on our customers’ and users’ confidence in the security of our products and services and our anti-fraud measures.

Foreign exchange rate fluctuations may have a material impact on our operating results, revenues, and profits.

Because we operate internationally and report our operating results, revenues and profits in United States Dollars (“U.S. Dollars”), foreign exchange rate fluctuations, especially in the RMB and other Asian currencies, may have a material impact on our operating results.

The RMB has historically been stable, but has strengthened during the last two years as against the U.S. Dollar. Although we bill in RMB and have expenses in RMB in mainland China, if the RMB appreciates further, our current and potential supplier customers may become less competitive with suppliers from other regions, leading to less demand for our advertising services. In addition, we have investments in operations in mainland China, the net assets of which are exposed to foreign currency translation risks. To the extent significant currency fluctuations occur in the RMB and other Asian currencies, our financial condition and results of our operations may be adversely affected.

Currently, we do not hedge our exposure to foreign currency fluctuations.

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

We derived approximately 49% of our revenue from Internet-related services in 2010 and poor performance or failures of the telecommunications and internet infrastructure anywhere in the world could negatively impact our business.

We are likely to continue to derive the majority of our Internet-based marketplace business and revenues from mainland China and the Asia-Pacific region.

The quality, performance and reliability of some of the telecommunications and Internet infrastructure and telephone line availability in mainland China and many other countries in the Asia-Pacific region could fail and/or become unreliable.

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

Climate change regulations in supply markets and overseas demand markets could increase the costs of certain groups of our supplier and/or buyer community, or otherwise harm their business or financial viability. As a result, they may reduce or cease their usage of our services, thereby adversely affecting our revenue.

In many jurisdictions, there is a growing trend of increasing concerns, and legal, regulatory, political and policy developments, in the area of climate change and other environmental issues. These may discourage, or may involve the imposition of certain prohibitions, restrictions, standards, levies and/or taxes in respect of, certain types of manufacturing processes, products and/or imports, which may in turn increase the costs of affected manufacturers, suppliers, exporters, buyers and/or importers or otherwise harm their business or financial viability. Those of our supplier and/or buyer community who are so affected may consequently reduce or cease their usage of our services, in which case our revenue would be adversely affected.

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

There are various factors that could adversely affect our ability to operate our China Sourcing Fair and Global Sourcing Fair trade show businesses successfully and profitably.

We expect that a significant portion of our future revenues will continue to be derived from our trade show business and in 2011 we are scheduled to hold more than 70 shows, up from more than 30 in 2009 and more than 60 in 2010. Our China Sourcing Fairs represent the great majority of our trade show business.

In 2010, our China Sourcing Fairs contributed substantially to our success. The first China Sourcing Fair was held in Shanghai in 2003, and the first of our series of China Sourcing Fairs in Hong Kong was launched in April 2006. Our shows have since been expanded to Dubai, Mumbai, Shanghai (our “China Sourcing Fairs” in mainland China for the domestic market have since been re-branded to “Global Sourcing Fairs”), Singapore and Johannesburg, and in 2011 we are scheduled to launch new shows in Miami, Shenzhen and Xiamen.

Our China Sourcing Fairs and Global Sourcing Fairs are still relatively new business initiatives and we are uncertain as to our ability to attract and retain the quality and quantity of exhibitors and buyers that would enable these trade shows to be successful.

In addition, there are substantial and long-established trade shows in Hong Kong and southern mainland China which compete with our China Sourcing Fairs in Hong Kong, and which now have access to expanded venue space. Many of these competing trade show events and/or venues are owned and/or organized by, and/or sponsored, funded, endorsed and/or otherwise strongly supported by, governmental or statutory bodies, who may continue to further develop and/or expand such trade show events and/or venues in competition with ours or engage in other competitive actions. For example, the Hong Kong Trade Development Council (“HKTDC”), a government-subvented statutory body and the largest trade show organizer in Hong Kong, competes aggressively with our China Sourcing Fairs at the AsiaWorld-Expo exhibition venue in Hong Kong. The HKTDC is also a co-owner of the Hong Kong Convention and Exhibition Centre (“HKCEC”), and is able to secure and has secured most of the favorable exhibition venue time-slots at the HKCEC for the HKTDC’s own trade shows. The HKCEC was recently expanded, and the HKTDC and the HKCEC (as well as other exhibition organizers) have from time to time been pressing the Hong Kong government to consider supporting a further expansion (“Phase 3”) of the HKCEC. As a result of such developments, and especially if HKCEC Phase 3 proceeds, our overall competitiveness may be harmed, we may not be able to attract the desired quantity and quality of exhibitors and buyers to our trade shows, and the viability of our trade show business may be jeopardized.

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

Our China Sourcing Fairs and Global Sourcing Fairs businesses also require us to make substantial non-refundable deposits and progress payments to secure desirable venues and dates far in advance of conducting the trade show. The market for desirable dates and locations is often highly competitive and critical to the success of the show. If we cannot secure desirable dates and locations for our trade shows, their profitability and future prospects would suffer, and our financial condition and operating results would be materially and adversely affected.

Several other factors could also negatively affect our financial performance in this business, including:

•	natural catastrophes, labor strikes and transportation shutdowns;

•	the spread of H1N1, avian influenza, SARS and other similar epidemics;

•	political instability and the threat of terrorist attacks;

•	conflicting and/or changing legal and regulatory requirements;

•	decrease in demand for booth space;

•	particularly in mainland China, we may not always be able to obtain the required trade show licenses, which may limit the number of trade shows we are able to hold;

•	our sales representative companies’ inability to effectively expand their staff and infrastructure;

•	inability to renew our venue contracts on favorable terms or at desired times;

•	a slowdown in product demand from outlet markets; and

•	sudden closure of event venue site due to unforeseen circumstances.

In view of the various risks outlined above, we can give no assurances that our operation of the trade show business will be instrumental to our success or that our financial condition will not be adversely affected.

The loss of one or more of our executive officers, either to a competitor or otherwise, could harm our business and financial condition.

Our growth and success depend significantly on the continued services of our executive officers and other key members of our management, particularly, Merle A. Hinrichs, our Chairman and Chief Executive Officer. The loss of his services and/or that of other key executives, including our deputy chief executive officer, chief financial officer, chief operating officer and chief information officer, or significant changes in our executive management team, whether as a result of resignation, service termination, retirement, succession planning or otherwise, may be disruptive to our business and operations and/or could jeopardize the success and viability of our business and financial condition. If competitors hire our key personnel, it could allow them to compete more effectively by diverting customers from us and facilitating more rapid development of their competitive offerings.

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

We have agreements with various independent sales representative companies, whom we rely heavily upon for the sales and marketing of our products and services. Six main sales representative companies in mainland China are responsible for approximately 71% of our total revenues for the year ended December 31, 2010. Generally, either we or the sales representative companies may terminate the service agreement between them and us upon short notice. It is possible that we may not retain some of our sales representative companies, or they may not retain some of their sales personnel (due to competition from other companies in hiring and retaining sales personnel) or be able to replace them with equally qualified personnel. Furthermore, if a sales representative company terminates its agreement with us, some of our customers with a direct relationship with that sales representative company or its personnel may terminate their relationship with us. Although these sales representative companies and their employees are independent from us, there can be no assurance that our reputation and our business, and our financial condition, will not be harmed by their acts or omissions. If sufficient numbers of employees are not recruited, or properly trained, integrated, motivated, retained and managed, by these sales representative companies, or if they or their employees perform poorly or fraudulently, or otherwise fail to perform their roles and responsibilities adequately, appropriately or as required, or if our relationships with these sales representative companies fail or deteriorate or we are otherwise unable or unsuccessful in effectively managing our relationship with them, our business and revenues may be harmed.

Our plans to expand into the mainland China domestic business-to-business market may fail or underperform.

We now have more than a dozen individual media properties serving the mainland China domestic market and we intend to grow this, in particular by adding online services and trade shows. We are generally less competitive in this market than the export market and may not be successful. Competition is intense and price points tend to be very low, which may adversely affect the success of our plans to expand into the mainland China domestic business-to-business market.

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

We launched our China Global Sources Online website in November of 2007 to facilitate trade in mainland China’s domestic market. Our China Global Sources Online website is distinct and separate from our English language export marketing website, Global Sources Online. We have generated very little revenue since our launch and may never achieve profitability. We may not have sufficient access to capital to develop and market the China Global Sources Online website and we give no assurances that our operation of this business will contribute to our financial success. We cannot be sure that the China Global Sources Online website will be successful and its failure could have a materially adverse effect on our future success.

We may not be successful in identifying, financing, consummating and/or effectively integrating acquisitions, joint ventures or strategic alliances, in order to expand our business. In such event, our operating results and financial condition could be adversely affected.

We are regularly evaluating potential strategic acquisitions, joint ventures, alliances or other investments, or other opportunities for growth. We believe that these are a key component of our business strategy. However, we may not be successful in identifying such opportunities, or we may not be able to negotiate satisfactory terms or consummate them successfully, or we may not have sufficient access to capital to enter into or to take advantage of them. In these circumstances, our growth potential, competitiveness and/or business success, and therefore our financial condition, may be harmed.

If we do identify and consummate such opportunities, there is still a risk that we may not be able to integrate any new businesses, products or technologies into our existing business and operations, or to manage our relationships with our joint venture or alliance partners successfully. Alternatively, even if we are successful in doing so, we may not achieve expected results, or we may not realize other expected benefits. In such circumstances, our financial condition could be adversely affected.

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

We are subject to income taxes in numerous jurisdictions. Significant judgment is required in evaluating our worldwide provision for income taxes. During the ordinary course of business, there are many transactions for which the ultimate tax determination is uncertain. For example, our effective tax rates could be adversely affected by earnings being lower than anticipated in countries where we have lower statutory rates and higher than anticipated in countries where we have higher statutory rates; by changes in the valuation of our deferred tax assets and liabilities; or by changes in the relevant tax, accounting and other laws, regulations, principles and interpretations. We are subject to potential or actual tax audits in various jurisdictions, and such jurisdictions may assess additional income tax against us. Although we believe our tax estimates are reasonable, the final determination of such tax audits and any related litigation could be materially different from our historical income tax provisions and accruals. The results of a tax audit or related litigation could have a material adverse effect on our operating results or cash flows.

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

Media companies have been sued in the past, sometimes successfully, based on the content published or made available by them. Like many companies in our industry, we have received notices of claims based on content made available in our publications, on our website or at our trade shows. In addition, some of the content provided on Global Sources Online is manually entered from data compiled by other parties, including governmental and commercial sources, and this data may have errors, or we may introduce errors when entering such data. If our content is improperly used or if we supply incorrect information, our users or third parties may take legal action against us. In addition, we may violate usage restrictions placed on text or data that is supplied to us by third parties. Regardless of the merit of such claims or legal actions, they could divert management time and attention away from our business, result in significant costs to investigate and defend, and damage our reputation (which could result in client cancellations or overall decreased demand for our products and services), thereby harming our business, operating results and financial condition. In addition, if we are not successful in defending against such claims or legal actions, we may be liable to pay substantial damages. Our insurance may not cover claims or legal actions of this type, or may not provide sufficient coverage.

We may be subject to legal liability for the supplier verification services that we offer to buyers.

In addition to supplier-provided information, we also offer verification services (by ourselves and/or through third parties whom we engage) to buyers in respect of certain data from certain of our supplier customers. These verification services include: verification of some of a supplier’s company and business details; supplier credit profiles and credit reports; and supplier capability assessment. We may be subject to legal claims and actions for any inaccurate, erroneous, incomplete or misleading information provided in connection with such verification services. While we may have liability disclaimers associated with such verification services, such liability disclaimers may nevertheless be insufficient to deter a complainant from attempting to raise a claim or to institute legal action against us, or may be held by a court to be invalid or unenforceable. As for those verification services which are not provided directly by us but by third parties engaged by us, a complainant may nevertheless attempt to hold us responsible for such third parties. Regardless of the merit of any such claims or legal actions, they could divert management time and attention away from our business, result in significant costs to investigate and defend, and damage our reputation (which could result in client cancellations or overall decreased demand for our products and services), thereby harming our business, operating results and financial condition. In addition, if we are not successful in defending against such claims or legal actions, we may be liable to pay substantial damages. Our insurance may not cover claims or legal actions of this type, or may not provide sufficient coverage.

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

We have in the past co-developed, and may in the future co-develop, some of our intellectual property with independent third parties. In these instances, we take all action that we believe is necessary and advisable to protect and to gain ownership of all co-developed intellectual property. However, if such third parties were to introduce similar or competing online products and services that achieve market acceptance, the success of our online services and business, operating results, financial condition and prospects may be harmed.

We cannot determine whether future patent, copyright, service mark or trademark applications, if any, will be granted. No certainty exists as to whether our current intellectual property or any future intellectual property that we may develop will be challenged, invalidated, or circumvented, or will provide us with any competitive advantages.

Litigation may be necessary to enforce our intellectual property rights, protect trade secrets, determine the validity and scope of the proprietary rights of others, or defend against claims of infringement or invalidity. Intellectual property laws provide limited protection. Moreover, the laws of some foreign countries do not offer the same level of protection for intellectual property as the laws of the United States. Such laws may not always be sufficient to prevent others from copying or otherwise obtaining and using our content, technologies or trade marks. In addition, policing our intellectual property rights worldwide is a difficult task, and we may be unable to detect unauthorized use of our intellectual property or to identify infringers. Litigation may result in substantial costs and diversion of resources, regardless of its outcome, which may limit our ability to develop new services and compete for customers.

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

We own commercial properties in Shenzhen’s new commercial business district, which are equivalent in standard to “Grade A” private office premises in Hong Kong (“Grade A” private office premises in Hong Kong are defined by the Hong Kong Rating and Valuation Department and generally understood by the Hong Kong property market to mean premises situated in buildings designed for commercial purposes which are modern with high quality finishes; have a flexible layout; have large floor plates; have spacious, well decorated lobbies and circulation areas; have effective central air-conditioning; have good lift services zoned for passengers and goods deliveries; have professional management; and have parking facilities normally available). In addition, we own commercial property in Hong Kong. We are also currently in the process of negotiations to acquire a commercial property in Shanghai.

The total carrying amount of our Shenzhen and Hong Kong properties was approximately $71.5 million, and their total market value was approximately $136.4 million as of December 31, 2010. However, real estate markets are cyclical and valuation year-on-year is uncertain, given global- and country-specific demand and supply drivers. As a result, we may not be able to recover the carrying value of our properties, which may require us to recognize an impairment charge in future earnings.

Apart from the U.S. treasury bills which we hold, a significant portion of our cash and cash equivalents are held as cash deposits with various banks. In the event of an insolvency of such banks, we may not be able to recover our cash from them in full or in part, or there may be prolonged delays in such recovery.

A significant portion of our cash and cash equivalents are held as cash deposits with various commercial banks. Although we have not recognized any losses to date on our cash and cash equivalents, in the event of an insolvency of such banks, we may not be able to recover our cash from them in full or in part, or there may be prolonged delays in such recovery. This could materially adversely affect the value or liquidity of our cash and cash equivalents and result in a material impairment, which could materially adversely affect our financial condition and operating results.

The failure of our computer systems, network and communications hardware and software could materially and adversely affect our business, operating results and financial condition.

Our business depends on the high availability, good performance and strong security of our computer systems, network, and associated hardware and software. Any system interruptions, poor performance or security breaches impacting on Global Sources Online or any of our online sites may drive buyers and other registered users away and reduce the attractiveness of these sites to advertisers, therefore adversely affecting our business, operating results and financial condition.

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

There may be various control, enforceability, legal and/or regulatory risks associated with the holding and operating structure for our EDN-China business.

In April 2011, our subsidiary, eMedia Asia Limited (“eMedia Asia”), acquired the print and online businesses of EDN-Asia, EDN-China and certain other associated titles from the United Business Media group.

The EDN-China business involves a mainland China domestic print publication and a mainland China domestic online website, and is operated through a mainland China company, Beijing Reed Advertising Services Co., Ltd. (which is currently in the course of having its company name changed to Beijing EDN Advertising Co., Ltd.) (“Beijing EDN”).

As the laws and/or regulations of the People’s Republic of China (“PRC”) prohibit and/or restrict foreign investments in mainland China domestic publishing and internet information businesses, eMedia Asia does not have any direct equity ownership interest in Beijing EDN (which has an internet content provider licence that is required for the operation of a mainland China domestic online website). Instead, the holding structure of the EDN-China business depends upon nominee and other related contractual arrangements involving mainland China individuals who have agreed to act as eMedia Asia’s nominee shareholders of Beijing EDN (“nominees”). Beijing EDN also relies on a co-operation arrangement with a mainland China publisher which has a publishing permit or “kanhao” (“kanhao publisher”), in connection with the mainland China domestic publishing and circulation activities for the EDN-China print publication.

These arrangements may not be very effective in providing direct operational control or direct ownership of the EDN-China business. Moreover, if our relationships with the nominees and/or the kanhao publisher were to break down, they may act contrary to our interests, the arrangements concerned may be difficult to legally enforce, and the EDN-China operations and business could be disrupted or otherwise adversely affected.

There are also uncertainties regarding the interpretation and application of PRC laws, regulations and policies with respect to these types of arrangements. Accordingly, there is a risk that such arrangements may be deemed by the relevant PRC authorities to be contrary to PRC laws, regulations or policies, the consequences of which could include: fines and/or other monetary penalties; revocation of applicable PRC permits or licences and/or other administrative sanctions; and/or the various arrangements concerned being held to be unenforceable.

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

We may be required to record an impairment charge to earnings if our goodwill or amortizable intangible assets become impaired.

We are required to test goodwill for impairment at least annually and to review our amortizable intangible assets for impairment whenever events or changes in circumstance indicate that the carrying amounts may not be recoverable. The carrying amounts of goodwill and intangible assets as of December 31, 2010 were approximately $2.5 million and $8.0 million respectively. Significant adverse changes in the business climate, or economic, competitive and other factors, may affect the value of goodwill and identifiable intangible assets. If any of these factors impair the value of these assets, accounting rules would require that we reduce their carrying value and recognize an impairment charge, which would reduce our reported assets and earnings in the year in which the impairment charge is recognized.

We may be required to record an impairment charge on our accounts receivables, if we are unable to collect the outstanding balances from our customers.

We generally collect our fees in advance from customers in markets with higher risk. We have a large number of customers and no individual customer represents more than 10% of our accounts receivables. We estimate the collectability of our accounts receivables based on our analysis of the accounts receivables, historical bad debts, customer creditworthiness and current economic trends. We continuously monitor collections from our customers and maintain adequate impairment allowance for doubtful accounts. However, while credit losses have historically been within our expectations and the allowances we established, if the bad debts significantly exceed our impairment allowance, our operating results and liquidity could be adversely affected.

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

Currently, most of our largest trade shows are expected to be held in April and October of each year. The net result of the above seasonality is that second and fourth quarter revenues are likely to be substantially higher than the first and third quarter revenues. In 2010, approximately 30% of our revenue was generated during the second quarter and approximately 32% during the fourth quarter. The first quarter accounted for approximately 18% of our revenue in 2010 and the third quarter accounted for approximately 20% of our revenue in 2010. In addition, certain expenses associated with future revenues are likely to be incurred in the preceding quarters, which may cause profitability to be lower in those preceding quarters. Also, because event revenue is recognized when a particular event is held, we may also experience fluctuations in quarterly revenue based on the movement of annual trade show dates from one quarter to another.

There is a limited public market for our shares and the trading volume for our shares is low, which may limit your ability to sell your shares or purchase more shares.

As of April 30, 2011 we had approximately 895 shareholders, and a total of 33,704,553 outstanding common shares, out of which approximately 13,108,423 outstanding common shares were tradable on the NASDAQ Global Market (“NASDAQ”).

Because of the small number of shareholders and the small number of publicly tradable shares, we cannot be sure that an active trading market will develop or be sustained or that you will be able to sell or buy common shares when you want to. As a result, it may be difficult to make purchases or sales of our common shares in the market at any particular time or in any significant quantity. If our shareholders sell our common shares in the public market, the market price of our common shares may fall. In addition, such sales may create the perception by the public of difficulties or problems with our products and services or management. As a result, these sales may make it more difficult for us to sell equity or equity-related securities in the future at a time or price that is appropriate.

Future sales of our common shares could depress the price of the common shares.

Future sales of common shares by us or our existing shareholders could adversely affect the prevailing market price of the common shares. As of April 30, 2011, we had 33,704,553 common shares outstanding, out of which at least 15,379,753 common shares outstanding are beneficially owned by people who may be deemed “affiliates”, as defined by Rule 405 of the Act. Of these 15,379,753 shares, 14,865,126 shares are “restricted securities” which can be resold in the public market only if registered with the Securities and Exchange Commission or pursuant to an exemption from registration.

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

A non-U.S. corporation generally will be a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes in any taxable year in which, after applying the relevant look-through rules with respect to the income and assets of its subsidiaries, either (i) 75% or more of its gross income is “passive income” (generally including (without limitation) dividends, interest, annuities and certain royalties and rents not derived in the active conduct of a business) or (ii) the average value of its assets that produce passive income or are held for the production of passive income is at least 50% of the total value of its assets.

Although the application of the PFIC rules is unclear, there is a risk that we could be treated as having unexpectedly become a PFIC in a prior year, and there can be no assurance that we will not be considered a PFIC for the current year or any subsequent year. A U.S. person that holds our common shares should consult its own tax advisor regarding possible adverse tax consequences to such person if we are considered to be a PFIC.

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

As of April 30, 2011, Merle A. Hinrichs beneficially owned approximately 44.4% of our outstanding common shares, as well as being our Chairman and Chief Executive Officer. Accordingly, Mr. Hinrichs has substantial voting influence over the election of our directors, the appointment of new management and the opposition of actions requiring shareholder approval, such as adopting amendments to our articles of incorporation and approving mergers or sales of all or substantially all of our assets. Such concentration of ownership and substantial voting influence may have the effect of delaying or preventing a change of control, even if a change of control is in the best interest of all shareholders. There may be instances in which the interest of our major shareholder may conflict with the interest of a holder of our securities.

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

We are a foreign private issuer and, as a result, we are not subject to some of the requirements imposed upon U.S. domestic issuers by the SEC. For example, we are not required to issue quarterly reports, and we and our directors and executive officers are not subject to certain disclosure obligations that would otherwise be required from U.S. domestic issuers.

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

Under the supervision and with the participation of our management, we have evaluated our internal controls systems in order to allow management to report on, and our registered independent public accounting firm to attest to, our internal controls over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act. We have performed the system and process evaluation and testing required in an effort to comply with the management certification and auditor attestation requirements of Section 404. As a result, we have incurred additional expenses and a diversion of management’s time. If we are not able to continue to meet the requirements of Section 404 in a timely manner or with adequate compliance, we might be subject to sanctions or investigation by regulatory authorities such as the SEC or by NASDAQ. Any such action could adversely affect our financial results and the market price of our shares.

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

The core business uses English-language media to facilitate trade from Greater China (which includes mainland China, Hong Kong and Taiwan) to the world. The other business segment utilizes Chinese-language media to enable companies to sell to, and within, Greater China.

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

Our capital expenditures during the year ended December 31, 2010, 2009 and 2008 amounted to $2.5 million, $1.4 million and $51.5 million respectively. For 2010, such expenditure was incurred mainly on computers, software, leasehold improvements and office furniture. For 2009, such expenditure was incurred mainly on computers, software, leasehold improvements and office furniture. For 2008, such expenditure was incurred mainly for purchase of office premises in mainland China and Hong Kong, computers, software, leasehold improvements, office furniture and software development. Our capital expenditures were financed using cash generated from our operations. The net book value of capital assets disposed during the year ended December 31, 2010, 2009 and 2008 amounted to $0.002 million, $0.06 million and $0.06 million respectively.

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

Business Overview

We are a leading business-to-business (“B2B”) media company that provides information and integrated marketing services, with a particular focus on the Greater China market. Our mission is to facilitate global trade between buyers and suppliers by providing export marketing services and sourcing information. Although our range of media has grown, for more than 40 years we have been in the same primary business of helping buyers worldwide find products and suppliers in Asia.

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

We serve an independently certified buyer community of over 1,000,000 active members in more than 200 countries and territories as of December 31, 2010.  During the twelve months ended March 31, 2011, buyers sent more than 127 million sales leads, or requests for information (RFIs), to the more than 250,000 suppliers listed on Global Sources Online.

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

The following table sets forth our revenue by category for the last two fiscal years:

	Year Ended December 31,
	2009	2010
	(In U.S. Dollars Thousands)

Revenues
Online and other media services	$113,775	$122,203
Exhibitions	55,147	69,450
Miscellaneous	3,985	4,996
	$172,907	$196,649

The following table represents our revenue by geographical area for the last two fiscal years:

	Year Ended December 31,
	2009	2010
	(In U.S. Dollars Thousands)

Revenues
China	$123,878	$148,418
Rest of Asia	41,919	41,228
United States	5,978	5,947
Europe	286	382
Others	846	674
	$172,907	$196,649

We currently generate the majority of our revenue from suppliers in Asia, with China being our largest market at 75% of total revenue during 2010. Our revenue is derived from two primary sources:

Online and other media services. This consists of the following two primary revenue streams:

•
Online Services - Our primary service is creating and hosting marketing websites that present suppliers’ product and company information in a consistent and easily searchable manner on Global Sources Online. We also derive revenue from banner advertising fees, and from digital magazines.

•
Other Media Services - We publish trade magazines, which consist primarily of advertisements from suppliers and our independent editorial reports and product surveys. We also derive a small amount of revenue from buyers that subscribe to our trade publications and from marketing services provided to suppliers.

Exhibitions - Trade Shows and Seminars – Our primary business under this revenue stream is selling booths to suppliers. Our China Sourcing Fairs offer international buyers direct access to manufacturers based in China and other Asian countries. The first fair was held during the fourth quarter of 2003.

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

Our Offerings

Our primary business relates to connecting buyers worldwide with suppliers in Asia (with a particular focus on Greater China) and other emerging markets. However, we also offer a range of media that facilitates selling to and within China.

We provide a broad set of B2B media products and services to stimulate and streamline the marketing and sourcing processes of global trade. In particular, we believe that we offer the broadest and most integrated multi-channel offering to suppliers and buyers engaged in international trade with Greater China.

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

Media for Buyers Worldwide

Online Services

Through Global Sources Online, our online marketplace and primary source of online revenue, buyers are able to identify and make inquiries to suppliers. Our primary source of revenue is from suppliers who pay for marketing websites. Each marketing website is comprised of a home page, a company profile and a virtual showroom containing product profile pages on the supplier’s products. Each product profile page contains detailed product information, specifications and full color images.

Buyers can reach a large potential supply base on Global Sources Online by searching among, and/or making inquiries to, approximately 250,000 suppliers. Suppliers are categorized as verified or unverified according to the products they can supply. In listing suppliers for a specific product, we give prominence to those verified suppliers who pay to maintain a marketing website with us.

Trade Shows

Our largest shows are our China Sourcing Fairs which are held in Hong Kong. These shows bring buyers from around the world to meet face-to-face with suppliers. We have also added various smaller versions of these shows in recent years in locations including Dubai, Mumbai, Singapore and Johannesburg. For 2011, we have scheduled the launch of China Sourcing Fairs in Miami and a series of Online Sourcing Fairs, from which we are currently not deriving any revenue.

Trade Publications

We publish thirteen monthly publications that are circulated to buyers worldwide. We also publish less frequently various other publications for trade shows. Our trade publications come in print and digital formats and contain paid advertisements from suppliers, as well as our independent editorial features, which include market reports and product surveys. In addition to our paid subscription base, we offer samples of our trade magazines free-of-charge to qualified buyers.

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

China Sourcing Reports

We currently have more than 60 different China Sourcing Reports for sale. Each China Sourcing Report provides detailed, product-specific information on suppliers and supply market conditions throughout Greater China that is based on our factory visits, face-to-face interviews, and detailed questionnaires. Revenue is derived from sales to buyers.

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

Business Strategy

Our primary target market is comprised of professional medium and large-sized buyers and suppliers. Moreover, our focus is on verified suppliers and verified buyers. Our business strategy is to serve our markets with online, print and trade show media that address our customers’ needs at all stages of the buying process.

The Global Sources growth strategy is built around the following four key foundations: further penetration of the market for our export promotion media; new product and market development; expansion into China’s domestic B2B market; and acquisitions, joint-ventures and alliances.

•
Market penetration. Our existing markets offer significant opportunities for further growth. Our objective is to grow the overall level of suppliers’ usage of one or more of the media within our unique, multi-channel solution; and we anticipate continued strength from our flagship site Global Sources Online – from our China Sourcing Fairs – and geographically from China.

•
New product and market development. Plans include increasingly specialized online marketplaces, magazines and trade shows, entries into new geographies as well as entirely new media formats. For the export sector, we plan to launch new China Sourcing Fairs this coming July in Miami. For the China domestic market, there are various new shows that have recently been launched or announced. Later in 2011, we plan to hold our first show for the India domestic market.

We continue to develop our digital magazines and we are also in the process of launching “online sourcing fairs”, a brand new form of media.  They are being designed to extend the value of our face-to-face shows for both buyers and exhibitors.  The first two online shows are scheduled to launch later this month in conjunction with our China Sourcing Fairs in Hong Kong, with the rollout of further shows scheduled to continue throughout the year.

•
Expansion in China’s domestic B2B market. We intend to become increasingly involved in serving China’s domestic B2B markets. We now have a community of over 2.8 million registered online users and magazine readers for our Chinese-language media, which include digital and print magazines, online sites, and trade shows. Earlier in the year we established a new division to develop domestic shows, which will come under our new Global Sourcing Fairs brand.

•
Acquisitions, joint ventures and/or alliances. We intend to support our strategy by looking for acquisitions and/or alliances that will enhance growth and accelerate achievement of our goals. We plan to seek complementary businesses, technologies or products that will help us maintain or achieve market leading positions in particular niche markets. On December 24, 2009, our joint venture subsidiary, eMedia Asia Limited, acquired the China International Optoelectronic Expo and just recently on April 2, 2011 completed the acquisition of the Electronic Design News Asia magazines and websites. Also, in March 2011, we established a cooperative joint venture with a subsidiary of Xiamen C&D Corporation to launch a Sports & Leisure show in China.

Products & Services

Media for Buyers Worldwide

Online Services

Global Sources Online, our primary online service, is comprised of the following industry sector marketplaces:

Auto Parts & Accessories	Gifts & Premiums
Baby & Children’s Products	Hardware & DIY
Computer Products	Home Products
Electronic Components	Machinery & Industrial Supplies
Electronics	Security Products
Fashion Accessories	Sports & Leisure
Garments & Textiles Food & Beverage Medical & Health Products Solar & Energy Saving Products	Telecom Products LEDs & Optoelectronics In-car Electronics & GPS

Trade Publications

We publish the following industry-specific trade magazines monthly and others less frequently:

Global Sources Auto Parts & Accessories	Global Sources Gifts & Premiums
Global Sources Baby & Children’s Products	Global Sources Hardware & DIY
Global Sources Computer Products	Global Sources Home Products
Global Sources Electronic Components	Global Sources Security Products
Global Sources Electronics	Global Sources Sports & Leisure
Global Sources Fashion Accessories	Global Sources Telecom Products
Global Sources Garments & Textiles

Trade Shows & Exhibitions in 2011

Location	Hong Kong		Dubai	Miami	Mumbai	Johannesburg
Show Dates	Apr 12 - 15, 20-23, 27-30	Oct 12-15, 20-23, 27-30	May 31- June 2	Jul 11 - 13	Nov 23 - 25	Nov 30 - Dec 2
CSF: Electronics & Components	●	●			●
CSF: Electronics			●	●		●
CSF: Security Products	●	●			●
CSF: Solar & Energy Savings Products	●	●				●
CSF: Medical & Health Products	●	●				●
CSF: Gifts & Premiums	●	●	●	●	●	●
CSF: Home Products	●	●	●	●	●	●
CSF: Baby & Children's Products	●	●	●	●		●
CSF: Fashion Accessories	●	●		●		●
CSF: Underwear & Swimwear	●	●
CSF: Garments & Textiles	●	●	●	●		●
CSF: Hardware & Building Materials			●		●	●
CSF: Bathroom Products					●
CSF: Christmas & Seasonal Products		●
ISF: Home Products	●	●
India Sourcing Fair			●	●
ISF: Garments & Accessories	●	●
KSF: Gifts & Premiums	●
KSF: Electronics & Components	●	●
Total (by show period)	14	14	7	7	6	9
Total (by location)	28		7	7	6	9
Total Shows:	57

Media for Buyers in China

Online Services

China Global Sources Online, (www.globalsources.com.cn) is designed to facilitate China domestic B2B trade. It currently focuses on the following vertical marketplaces:

Computer Products	Security Products
Electronic Components	Telecom Products
Electronics	Solar Energy Products
Home Appliances

Trade Shows and Exhibitions for buyers in China

Trade Shows / Exhibitions
Description and Scheduled Date and Location

Highly targeted exhibitions, offering local China buyers, and international buyers and their purchasing offices in China a wide selection of quality products from Greater China and other Asian suppliers.

Global Sourcing Fair: Electronics & Components	September 2011 in Shenzhen
Global Sourcing Fair: Sports & Leisure	November 2011 in Xiamen
Global Sourcing Fair: Gifts & Premiums	November 30 to December 2, 2011 in Shanghai
Global Sourcing Fair: Home Products	November 30 to December 2, 2011 in Shanghai
Global Sourcing Fair: Fashion Accessories	November 30 to December 2, 2011 in Shanghai
Global Sourcing Fair: Baby & Children's Products	November 30 to December 2, 2011 in Shanghai

Media for Asian Engineers and Executives

Online Services

Website	Description
EE Times – Asia Online Network
•  Provides industry news, new product information and technical features covering new technology and its application to engineering managers and design engineers in China, Taiwan, South Korea,
        India and countries in the Association of Southeast Asian Nations (“ASEAN”); websites in traditional and simplified Chinese, English and Korean; and 2 design channels for India-based engineers.

Electronic Design – China Online	· Provides China’s design and development engineers and engineering managers with access to detailed solutions, methodologies and white papers.

Website	Description
EDN – Asia Online Network
· Provides in-depth technical content including technology articles, product news and special reports to design engineers and engineering managers in China, Taiwan, South Korea, India and
       ASEAN countries; websites in traditional and simplified Chinese, Korean and English.

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
China International Optoelectronic Exposition (“CIOE”)
    •  China's largest optoelectronics event established in 1999 and held annually in Shenzhen

    •  Covers all optoelectronics segments including laser and infrared applications, precision optics, optical communications and LEDs.

• 2010 event hosted over 2,500 exhibitors.
• 13th CIOE (CIOE 2011) will be held at Shenzhen Convention and Exhibition Center, September 6 to 9, 2011 over a total exhibition area of 100,000 sqm.

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
EDN - Asia
·      Editions published monthly in simplified and traditional Chinese, English and Korean; provides engineers in China, Taiwan, South-Asia/Hong Kong/India, and South Korea with in-depth technical content including technology articles, product news and special reports.

Electronics Supply & Manufacturing - China	• Published monthly in simplified Chinese; provides corporate, engineering and procurement management in China with strategic business and technology information.

Customers

We provide services to a broad range of international buyers and suppliers in various industry sectors.

Suppliers

During 2010, 19,055 suppliers paid us for marketing or advertising services compared to 17,187 during 2009. Approximately 82% of these suppliers were located in mainland China. Two individual supplier customers represented more than 1% of our revenue during 2010.

Buyers

For our primary group of media, which connect export suppliers in Asia with buyers worldwide, we serve an independently certified community of more than 1,000,000 active members in more than 200 countries and territories. This figure is based on procedures to ensure that only buyers who have received a digital magazine or were sent a print magazine; or attended a China or India Sourcing Fair tradeshow organized by us; or who have made an inquiry through the Global Sources Online website (www.globalsources.com) within the 12-month period ended December 31, 2010; or registered and double opted-in to receive product alert e-mails as of December 31, 2010; or registered and double opted-in to receive product alert e-mails as of December 31, 2010 are extracted from the databases.

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

Sales and Marketing

Our team member sales organization consists of approximately 2,365 independent representatives in approximately 60 cities worldwide, with 44 of these locations in Greater China. We have a staff of 41 full-time employees that oversee and monitor the independent sales representative organizations that employ these representatives. These organizations operate pursuant to service agreements with us that generally are terminable by either party on short notice. These representatives focus on developing and maintaining relationships with suppliers that are current customers and they seek to increase the number of new suppliers using our services.  Substantially all of our contracts with suppliers are entered into directly between the supplier and us. Online services and print advertising revenue is seasonal and tends to be highest in the fourth quarter of each calendar year. Revenue for trade shows is highly seasonal as it is recognized in the month in which each show is held. The largest representative sales offices are located in Beijing, Guangzhou, Shanghai, Shenzhen, Hong Kong and Taipei. Our six sales representative organizations in China accounted for approximately 71% of our total revenue in 2010.

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

Strategic Relationships

eMedia Asia Limited (“eMedia”) is a subsidiary of which we own 60.1% and CMP Media (now known as TechInsights), through UBM Asia B.V., a member of the United Business Media Group owns 39.9%. We entered into the joint venture in September 2000, to provide new technology content, media and online services for the Asian electronics market, focusing on new opportunities in the Greater China market.

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

In December 2009, eMedia acquired the entire issued share capital of eMedia South China Limited (previously known as “UBM South China Limited”), a company incorporated in the Hong Kong Special Administrative Region, which held a 70% equity interest in Shenzhen Herong UBM Exhibition Co., Ltd. Shenzhen Herong UBM Exhibition Co., Ltd., now named Shenzhen Herong GS Exhibition Co. Ltd., organizes and operates the China International Optoelectronic Expo (“CIOE”) in mainland China. With this acquisition, eMedia Asia’s portfolio of media products for the Chinese electronic engineering community further complements the group’s own multi-channel media network for professionals in China’s electronic industry.

In March 2011, Global Sources formed a cooperative joint venture with C&D Tourism and Hotels Inc., a subsidiary of Xiamen C&D Corporation Ltd. with plans to launch the Global Sourcing Fair: Sports & Leisure in Xiamen, China.

In April 2011, eMedia Asia Limited acquired Canon Communications Asia Pte. Ltd. and Beijing Reed Advertising Services Co., Ltd. – which together own EDN-China, EDN-Asia and certain associated titles – from Canon Communications LLC, a subsidiary of United Business Media Limited (LSE: UBM.L) for a cash consideration of US$4 million.

Technology and Systems

We use a combination of commercial software and internally developed systems to operate our websites and services.

We have invested a total of $23.62 million for years 2009 and 2010 combined in information and technology costs.

As of December 31, 2010, we had 142 team members engaged in technology development, maintenance, software customization and data center operations.

As of December 31, 2010, our online marketplace services are run on the Oracle DBMS release 10g. The catalog application that supports Global Sources Online’s core functions uses a Java platform.

Our servers are hosted by AT&T iDC in Hong Kong. We have dual redundant 200Mbps Internet link connection directly to AT&T’s IX backbone, while AT&T’s IX maintains in excess of 18 Gbps link to the United States and direct links to most countries in Asia. We use Overland Enterprise tape back-up systems as well as servers located at our Singapore facility for back-up and disaster recovery purpose. We deployed server virtualization technologies for cost effectiveness and meeting our dynamic business growth and demand. We have deployed EMC SAN Enterprise disk storage systems for mission critical data and load balancers and application accelerators for traffic workload balancing, redundancy and response time management respectively.

For the year ended December 31, 2010 our external network had 100% uptime availability.

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

We have registrations for either or both of our “Global Sources” and “China Sourcing Fairs” trademarks in various countries or regions, including  Australia, the European Union, Hong Kong, India, Indonesia, Israel, Mexico, mainland China, the Philippines, Singapore, South Africa, South Korea, Switzerland, Taiwan, Turkey, the United Arab Emirates and the United States; and we have applications for either or both of these trademarks pending registration in various countries or regions, including India, Indonesia, mainland China, Singapore, South Africa, Taiwan, Thailand and the United Arab Emirates.

We have in the past, and may in the future, co-develop some of our intellectual property with independent third parties. In these instances, we take all action that we believe is necessary or advisable to protect and to gain ownership of all co-developed intellectual property. However, if such third parties were to introduce similar or competing online services that achieve market acceptance, the success of our online services and our business, operating results, financial condition and prospects may be harmed.

Government Regulation

Our services are subject to government regulation.

Internet Regulation

There are an increasing number of laws and regulations pertaining to the Internet. In addition, various legislative and regulatory proposals are frequently under consideration by federal, state and local and foreign governments and agencies. Laws or regulations have been or may be adopted with respect to the Internet relating to the liability for information retrieved from or transmitted over the Internet, regulation of online content (or the provision of internet content), the transmission of unsolicited commercial e-mails, user privacy, the use of “cookies”, online behavioral advertising practices, taxation and the quality of products and services. Moreover, it may take years to determine whether and how existing laws, such as those governing issues relating to intellectual property ownership and infringement, privacy, libel, copyright, trademark, trade secret, design rights, taxation, and the regulation of, or any unanticipated application or interpretation of existing laws, may decrease the use of the Internet, which could in turn decrease the demand for our services, increase our cost of doing business or otherwise have a material adverse effect on our business, operating results,  financial condition and prospects.

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

In 2008, we purchased approximately 22,874 square feet (gross) of office space, together with 6 car parking spaces, in a commercial building known as Southmark in Hong Kong, for a total purchase price of approximately $12.3 million.

We are currently in the process of negotiations to acquire a commercial property in Shanghai, China in order to support our continued business expansion in China.

In addition, we generally lease our office space under cancellable and non-cancellable arrangements with terms of two to five years, generally with an option to renew upon expiry of the lease term. We lease in aggregate approximately 109,977 square feet of executive and administrative offices in China, Hong Kong, the Philippines, Singapore, Dubai and Taiwan. Our aggregate base rental and building management fee expenses for the year ended December 31, 2010 were approximately $1.83 million.

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

Overview

We are a leading B2B media company and a primary facilitator of two-way trade with Greater China. The core business is facilitating trade from Greater China to the world, using a wide range of English-language media. The other key business segment facilitates trade from the world to Greater China using Chinese-language media. We provide sourcing information to volume buyers and integrated marketing services to suppliers. Our mission is to facilitate global trade between buyers and suppliers by providing the right information, at the right time, in the right format. Although our range of media has grown, for more than 40 years we have been in the same basic business of helping buyers worldwide find products and suppliers in Asia.

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

Online and other media services consists of the following two primary revenue streams:

Online Services — Our primary service is creating and hosting marketing websites that present suppliers’ product and company information in a consistent and easily searchable manner on Global Sources Online. We also derive revenue from banner advertising fees and the digital magazine we launched in July 2010.

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

Exhibitions – trade shows and seminars - Our China Sourcing Fairs offer international buyers direct access to manufacturers in China and elsewhere in Asia. The first China Sourcing Fair was held in 2003. Subsequently, we have held several China Sourcing Fairs events in the second and fourth quarters of 2004 to 2010. In addition, in 2007 we launched new China Sourcing Fairs events in Dubai and Shanghai and in 2008 we launched new China Sourcing Fairs events in India. In September 2010, we held the China International Optoelectronic Expo in Shenzhen, China. We also launched 2 new China Sourcing Fairs events in Singapore and Johannesburg, South Africa in the fourth quarter of 2010. We established a new division to develop domestic shows in China, which will come under our new Global Sourcing Fairs brand and in the first quarter of 2011, we held our Global Sourcing Fairs event in Shanghai. We held our International IC China Conferences and Exhibitions in Shenzhen, China in February 2011. We are launching new China Sourcing Fairs events in Miami, USA in 2011 and new Global Sourcing Fair Sports & Leisure event in Xiamen, China in November 2011. In November 2011, we plan to hold our first tradeshow for the India domestic market.

We derive revenue primarily from exhibit space rentals, but also from advertising and sponsorship fees in show guides and other locations in and around our event venues. We recognize exhibitor services revenue at the completion of the related events. Our major China Sourcing Fairs in Hong Kong are scheduled to be held in the second quarter and fourth quarter of each financial year. As a result, second and fourth quarter revenues are expected to be higher than the first and third quarter revenue.

Critical Accounting Policies

Our significant accounting policies are described in Note 2 to the consolidated financial statements included in Item 8 of this document.  The following is a discussion of our critical accounting policies:

(a)	Income Taxes

We have exposure to income taxes in numerous jurisdictions. Significant judgment is involved in determining the Group wide provision for income taxes. There are certain transactions and computations for which the ultimate tax determination is uncertain during the ordinary course of business. We recognize liabilities for expected tax issues (Note 10 to the consolidated financial statements included in Item 8) based on reasonable estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recognized, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.

(b)	Goodwill

We test annually whether goodwill has suffered any impairment, in accordance with the accounting policy stated in Note 2.6 to the consolidated financial statements included in Item 8. The recoverable amounts of cash generating units have been determined based on value-in-use calculations. These calculations require the use of estimates (Note 13 to the consolidated financial statements included in Item 8).

There will be no impact to the Group’s results after tax if the post-tax discount rate applied to the discounted cash flows for the acquired subsidiary at December 31, 2010 is raised by 1%, with all other variables including tax rate being held constant. There was no impairment to goodwill as at December 31, 2010 and December 31, 2009 based on our assessment.

Results of Operations

The following table sets forth our results of operations as a percentage of total revenue:

	Year ended December 31,
	2009	2010

Revenue
Online and other media services	66%	62%
Exhibitions	32	35
Miscellaneous	2	3
	100	100
Operating Expenses:
Sales	37	37
Event production	11	11
Community and content	20	16
General and administrative	17	17
Information and technology	7	6
Total Operating Expenses	92%	87%
Profit from Operations	8%	13%
Net profit attributable to the Company’s shareholders	8%	13%
Diluted net profit per share attributable to the Company’s shareholders	$0.31	$0.61
Shares used in diluted net profit per share calculations	45,751,431	41,693,616

The following table represents our revenue by geographical areas as a percentage of total revenue:

	Year ended December 31,
	2009	2010

China	72%	75%
Rest of Asia	24	21
USA	3	3
Europe	0	0
Other	1	1
	100%	100%

Fiscal Year 2010 Compared to Fiscal Year 2009

Revenue

Total revenue grew by 14% to $196.6 million during the year ended December 31, 2010 from $172.9 million during the year ended December 31, 2009, primarily due to growth in our Exhibitions revenue. Our Online and Other Media Services revenue grew by $8.4 million or 7% to $122.2 million for the year ended December 31, 2010, as compared with $113.8 million for the year ended December 31, 2009 primarily due to a 12% growth in our China market and growth in our US market, off-set by declines in our other markets. The growth in our Online and Other Media Services Revenue resulted mainly from a 14% growth in our revenue from hosting online websites and digital magazines for our customers off-set partially by a 12% decline in the print advertising. China represented 73% of Online and Other Media Services revenue for the year ended December 31, 2010 compared to 70% for the year ended December 31, 2009. Our Exhibitions revenue grew from $55.1 million for the year ended December 31, 2009 to $69.5 million for the year ended December 31, 2010, a growth of 26%, due mainly to our rescheduled China Sourcing Fairs events in Shanghai held in January 2010, our first Electronics event launched in June 2010 in Shanghai, increase in our booth yield for our China

Sourcing Fairs events in Hong Kong, increase in number of booths sold in our Dubai event, our newly acquired China International Optoelectronic Expo event launched in September 2010 in Shenzhen and our new China Sourcing Fairs events we launched in Singapore and Johannesburg, South Africa in the fourth quarter of 2010, off-set partially by a decline in revenue from our International IC China Conferences and Exhibitions in China held in the first and third quarters of 2010. China represented 80% of Exhibitions revenue for the year ended December 31, 2010 compared to 74% for the year ended December 31, 2009. We continue to look for opportunities to expand the number of our exhibition events and locations for our events.

Total revenue from China grew by 20% during the year ended December 31, 2010 compared to the year ended December 31, 2009 although our total company revenue grew only by 14% during the year.

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

Sales costs increased from $63.7 million during the year ended December 31, 2009 to $71.9 million during the year ended December 31, 2010, an increase of 13%. This was mainly due to an increase in sales commissions due to increase in revenue, and increase in share based non-cash compensation expenses as well as increase in business tax in year 2010 compared to 2009 as per the applicable expanded China Business Tax implementation regulations. In addition, a $2.8 million reversal of our business tax accrual that had been recorded in the fourth quarter of 2009, due to a clarification surrounding the implementation of the expanded China Business Tax regulations announced at that time.

Event Production

Event production costs consist of the costs incurred for hosting the exhibition or trade show and seminar events. The event production costs include venue rental charges, booth construction costs, travel costs incurred for the event hosting and other event organizing costs. The event production costs are deferred and recognized as an expense when the related event occurs.

Event production costs increased from $18.4 million during the year ended December 31, 2009 to $21.9 million during the year ended December 31, 2010 primarily due to the increase in number of exhibition events as we held our rescheduled Shanghai China Sourcing Fairs events in January 2010, launched a new China Sourcing Fairs event in Shanghai in June 2010, launched the China International Optoelectronic Expo event in Shenzhen in September 2010 and launched new China Sourcing Fairs events in Singapore and Johannesburg, South Africa as well as increase in booth construction and other event organizing costs resulting from increase in number of booths sold in Dubai event in June 2010, partially off-set by reduction in booth construction and other event organizing costs resulting from a decline in the number of exhibition booths sold for our International IC China Conferences and Exhibitions in China in the first and third quarters of 2010 and reduction in venue rental costs for our China Sourcing Fairs events in Hong Kong as our effective rental cost per square feet declined.

Community and content

Community and content costs consist of the costs incurred for servicing our buyer community as well as for marketing our products and services to the global buyer community and our content management services costs for our print publications business and online services business. Community and content costs also include costs relating to our trade magazine publishing business and marketing inserts business, specifically printing, paper, bulk circulation, magazine subscription promotions, promotions for our on-line services, customer services costs and the event specific promotions costs incurred for promoting the China Sourcing Fairs events and the technical conferences, exhibitions and seminars to the buyer community. The event specific promotion costs incurred for events are expensed as incurred.

Community and content costs declined from $34.5 million during the year ended December 31, 2009 to $31.9 million during the year ended December 31, 2010, a decline of 8%. This decline was due mainly to a 31% decline in bulk circulation costs, paper cost and printing charges resulting from the implementation of certain cost saving measures off-set partially by increases in online promotions to buyer community. We also reduced our buyer promotion costs for our exhibition events and reduced our participation in third party trade shows during first half of 2010 in efforts to reduce our costs.

General and Administrative

General and administrative costs consist mainly of corporate staff compensation, marketing costs, office rental, depreciation, communication and travel costs, foreign exchange gains/losses and amortization of software and intangible assets (described in the following paragraphs).

We have issued share awards under two equity compensation plans (“ECP”) to former employees, consultants and employees of third party service providers after they were resigned or retired from their respective employment or consultancy service. Under these two plans, the share grants vest over a five-year period on a graded vesting basis, with a percentage of shares vesting each year. The grantee is subject to the non-compete terms stipulated in the plan. The Company has the ability to enforce the non-compete agreement by forfeiting the unvested shares if the grantee fails to comply with the non-compete terms. There is no vesting condition other than the non-compete terms. We recognize the intangible asset relating to the non-compete provisions of each of the above awards at the fair value of the respective award. The intangible asset is amortized over the non-compete period specified in the award on a straight-line basis. The amortization expense relating to these intangible assets is included in the general and administrative costs.

In December 2009, our subsidiary, eMedia Asia Limited (“eMedia Asia”), acquired the entire issued share capital of eMedia South China Limited (previously known as “UBM South China Limited”), a company incorporated in the Hong Kong Special Administrative Region, which holds a 70% equity interest in Shenzhen Herong GS Exhibition Co., Ltd.(previously known as Shenzhen Herong UBM Exhibition Co., Ltd.). Shenzhen Herong GS Exhibition Co., Ltd. operates a trade show in the PRC known as the “China International Optoelectronic Expo”. We accounted for this acquisition as a business combination. We paid $5.8 million cash consideration and assumed liabilities of $0.8 million resulting in a total consideration of $6.6 million. The liabilities assumed shall be paid in within one year subject to any adjustments and settlements in respect of any outstanding warranty claims and completion of certain other requirements. During 2010, we have fully paid $0.8 million liabilities assumed. In 2010, we completed the final valuation and purchase price allocation and recorded the acquired intangible assets at fair value of $5.8 million and goodwill of $2.5 million in connection with this acquisition. We also recorded $1.5 million deferred tax liability related to the intangible assets. A majority of amortizable intangible assets have useful lives of 14 years and the others less than one year. In addition, we recorded $2.7 million non-controlling interest which represents the fair value at acquisition date of the 30% share of the minority shareholder in the Shenzhen Herong GS Exhibition Co., Ltd. The amortization expense relating to these acquired intangible assets is included in the general and administrative costs. There was no impairment to goodwill during the years ended December 31, 2010 and 2009 based on our assessment.

General and administrative costs increased by 12% from $30.0 million during the year ended December 31, 2009 to $33.5 million during the year ended December 31, 2010, due mainly to increases in travel costs, payroll costs, bartered marketing expenses, fees paid to third parties, costs incurred for our tender offer to buy back our shares, amortization of intangibles, foreign exchange losses and share based non-cash compensation expenses.

Information and Technology

Information and technology costs consist mainly of payroll, office rental and depreciation costs and fees paid to third parties relating to our information and technology support services and the updating and maintenance of Global Sources Online.

Information and technology costs remained at $11.8 million during the year ended December 31, 2010 and during the year ended December 31, 2009.

Non-Cash Compensation Expense

We have issued share awards under several equity compensation plans (“ECP”) to both employees and non-employees. The Company’s share awards to non-employees are share grants to consultants and to employees of third party service providers. We also recognize non-cash compensation expenses relating to the share awards granted to our directors under The Global Sources Directors Share Grant Award Plan.

The share grants to employees and non-employees vest over a six-year period on a graded vesting basis, with a percentage of shares vesting each year. The share grants have a service condition that the awardees who received the share grants must continue to provide the services during the vesting period. The awardees will receive the shares on the respective vesting dates if they continue to render services to the Company. If an awardee ceases to provide services, any shares that have not vested are forfeited.

Persons eligible to receive grants under the Global Sources Directors Share Grant Award Plan are the directors of the Company. Share grants to directors will be vested at the end of four years or in accordance with such other vesting schedule as may be determined by the Plan Committee.

The Company accelerates the vesting of share grants in the event of death of an awardee or if the Company is in liquidation or in certain cases, if there is a takeover or a change of control of the Company.

The total non-cash compensation expenses, resulting from ECP and The Global Sources Directors Share Grant Award Plan recorded by us and included under the respective categories of expenses increased from $1.7 million during the year ended December 31, 2009 to $2.2 million during the year ended December 31, 2010. The increase was mainly due to the new share awards for 2010, off-set partially by completion of vesting of some of the past share awards.

The corresponding amounts for the non-cash compensation expenses/credit are credited /charged to shareholders’ equity.

Profit from Operations

The total profit from operations for the year ended December 31, 2010 was $25.6 million as compared to $14.4 million for the year ended December 31, 2009. The growth in total profit from operations resulted mainly from a growth in revenue and a decline in community and content costs, off-set partially by increases in sales costs together with the $2.8 million reversal of business tax in the fourth quarter of 2009 discussed in the paragraph on sales costs, event production costs and general and administration costs.

Profit from operations for online and other media services increased from $10.7 million during the year ended December 31, 2009 to $17.4 million during the year ended December 31, 2010, a growth of 63%. The growth resulted mainly from a growth in online and other media services revenue and a decline in community and content costs, off-set partially by increases in sales costs, general and administrative costs. Profit from operations for exhibition services grew from $1.5 million during the year ended December 31, 2009 to $5.1 million during the year ended December 31, 2010. The growth resulted mainly from a growth in exhibitions revenue and a decline in community and content costs, off-set partially by increases in sales costs, event production costs and general and administrative costs.

Interest Income

We recorded an interest income of $0.5 million for the year ended December 31, 2010, arising mainly from U.S. Treasury securities and term deposits placed with banks compared to an interest income of $1.0 million for the year ended December 31, 2009. The decline in interest income was mainly due to lower yield on term deposits placed with banks during the year ended December 31, 2010 as well as lower term deposit with banks resulting from our $100.1 million share repurchase through tender offer that was completed in August 2010.

Gain on Sale of Available-for-sale Securities

During the year ended December 31, 2010, we recorded a gain on sale of available-for-sale securities of $1.22 million as we sold our available-for-sale securities during the fourth quarter of 2010.

Income Taxes

Certain of our subsidiaries operate in the Cayman Islands and other jurisdictions where there are no taxes imposed on companies. Some of our subsidiaries operate in Hong Kong SAR, Singapore, China and certain other jurisdictions and are subject to income taxes in their respective jurisdictions.

We reported a tax expense of $1.1 million for the year ended December 31, 2010 compared to a tax expense of $0.5 million for the year ended December 31, 2009.

Net Profit attributable to the Company’s Shareholders

Net profit attributable to the Company’s shareholders was $25.3 million for the year ended December 31, 2010, compared to net profit attributable to the Company’s shareholders of $14.3 million for the year ended December 31, 2009. The growth in net profit attributable to the Company’s shareholders resulted mainly from growth in revenue, gain on sale of available-for-sale securities and decline in community and content costs off-set partially by increases in sales costs, event production costs, general and administration costs, decline in interest income.

Diluted Net Profit Per Share

The diluted net profit per share attributable to the Company’s shareholders increased from $0.31 to $0.61 mainly due to increase in net profit. The number of shares used for the computation of diluted net profit per share decreased from 45.8 million for the year ended December 31, 2009 to 41.7 million for the year ended December 31, 2010 as we repurchased our shares through tender offer in the third quarter of 2010.

Liquidity and Capital Resources

We financed our activities for the year ended December 31, 2010 using cash generated from our operations and we had no bank debt as at December 31, 2010.

Net cash generated from operating activities was $46.9 million during the year ended December 31, 2010, compared to $29.7 million cash generated from operating activities during the year ended December 31, 2009. The primary source of cash from operating activities was collections from our customers received through our independent sales representative organizations.

Receivables from sales representative organizations increased to $8.2 million as of December 31, 2010 from $5.6 million as of December 31, 2009 due to an increase in our collections. The receivables from sales representative organizations may decline in the near future as the collections are transferred to our bank account. In the long term, if our China business and our exhibition business grow as the economic climate improves, the receivables from sales representative organizations may increase. All the authorized signatories to the collection depository bank accounts maintained by our sales representatives in China are our employees, a majority of whom are our senior management staff.

Advance payments received from customers were $97.3 million as of December 31, 2010, compared to $75.5 million as at December 31, 2009, which improved our liquidity. The majority of our customers in China pay us in advance for our Online and Other Media Services business. The majority of our Exhibitions business collections are advance payments.

We continuously monitor collections from our customers and maintain an adequate allowance for doubtful accounts. While credit losses have historically been within our expectations and the allowances established, if bad debts significantly exceed our provisions, additional allowances may be required in future.

We have unrecognized deferred income tax assets of $7.7 million in respect of losses as at December 31, 2010 that can be carried forward against future taxable income as the realization of the related tax benefit through future taxable profits is not probable.

Net cash generated from investing activities was $63.0 million during the year ended December 31, 2010, resulting from the $58.3 million net proceeds from matured term deposits with banks, $6.8 million proceeds from sale of available-for-sale securities, $1.2 million interest received off-set partially by $2.5 million cash used for capital expenditures mainly for purchase of computers, software, office furniture, leasehold improvements and $0.8 million payment for the acquisition of controlling interest in a subsidiary. Net cash used in investing activities was $8.2 million during the year ended December 31, 2009, resulting from the $1.4 million cash used for capital expenditures mainly for purchase of computers, software, office furniture, leasehold improvements, net placement of $59.7 million in term deposit with banks and $2.8 million net cash payment to acquire controlling interest in a business off-set partially by proceeds from available-for-sale securities of $55.3 million and the $0.3 million interest received.

Capital expenditures during the three months period ended March 31, 2011 amounted to $1.6 million and were incurred mainly for computers, software, office furniture and leasehold improvements. Our capital expenditures were financed using cash generated from our operations.

In 2004, 2007 and 2008 we purchased office space of 9,000 square meters, 1,939.38 square meters and 6,364.50 square meters, respectively, in commercial buildings in Shenzhen China. In 2008 we also purchased office space of 22,874 square feet together with six car parking spaces in a commercial building in Hong Kong SAR. These buildings are situated on leasehold lands with lease periods ranging between 50 to 55 years. We record the depreciation on these assets on a straight-line basis over the remaining lease term. The total carrying amount of these four office properties as of December 31, 2010 and as of December 31, 2009 was $71.5 million and $71.8 million, respectively. The total market value of these four office properties as of December 31, 2010 was $136.4 million based on independent valuation reports prepared by Savills Valuation and Professional Services Limited, Hong Kong and the total market value of these four office properties as of December 31, 2009 was $113.4 million based on independent valuation reports. We are currently in the process of negotiations to acquire a commercial property in Shanghai, China in order to support our continued business expansion in China. All future payments for this acquisition will be funded from our internal cash resources.

We invest our excess cash in term deposits with commercial banks, U.S. Treasury securities and available-for-sale securities to generate income from interest received as well as capital gains, while the funds are held to support our business.

Generally, we hold securities with specified maturity dates such as Treasury Bills until their maturity. We invest excess cash on hand in short term U.S. Treasury Bills and in term deposits with major banks to generate interest income. This did not increase our risk as these term deposits are protected by foreign sovereign guarantees till the end of 2010. The market values of U.S. Treasury Bills and in term deposits with banks as at December 31, 2010 were $59.3 million and $16.7 million, respectively compared to the market values of U.S. Treasury Bills and in term deposits with banks as at December 31, 2009 of $70.1 million and $61.2 million, respectively. The reduction was due to $100.1 million paid for our tender offer repurchase of 11,121,000 common shares in August, 2010. We do not engage in buying and selling of securities with the objective of generating profits on short-term differences in price or for other speculative purposes. Our objective is to invest to support our capital preservation strategy.

We hold a Documentary Credit facility with the Hongkong and Shanghai Banking Corporation Limited, for providing documentary credits to our suppliers. This facility has a maximum limit of approximately $0.6 million. As of December 31, 2010, the unutilized amount under this facility was approximately $0.5 million. Hongkong and Shanghai Banking Corporation Limited has also provided a guarantee on our behalf to our suppliers. As of December 31, 2010, such guarantee amounted to $3,000.

During the first quarter of 2007, we entered into a number of venue license agreements for our exhibition events amounting to $44.4 million in payments over five and a half years. In May 2010, we entered into a number of venue license agreements for our exhibition events amounting to a gross value of approximately $16.7 million in payments over five years. Again, in December 2010 and in January 2011, we entered into a number of venue license agreements for our exhibition events amounting to approximately $3.4 million in payments over four years. All of our above venue license agreements may be terminated under force majeure or other specified conditions, or upon notice and payment of cancellation charges to the other party. The amounts paid will be expensed when the related events are held. As of December 31, 2010, we have settled approximately $32.1 million under these agreements.

Net cash used in financing activities was $100.4 million during the year ended December 31, 2010, resulting from $100.1 million used for repurchase of common shares by tender offer to all shareholders of the Company and $0.3 million payment of dividend to non-controlling shareholder by a subsidiary. Net cash used in financing activities was $0.1 million during the year ended December 31, 2009, resulting from refund of shares subscription received in advance to a deceased director’s estate upon expiry of the previously exercised purchase rights.

On May 19, 2010, we announced via a press release (which was subsequently filed under Form SC TO-C with the SEC on May 21, 2010) that, as approved by our board of directors, we intended to commence a tender offer before the end of June 2010, with expected completion before the end of July 2010, for repurchase of approximately 6.67 million of our common shares, or approximately 14.9% of our total outstanding common shares as of April 30, 2010, at a total purchase price of $60.0 million or $9.00 per share. On June 25, 2010 we announced via a press release (which was filed under Form SC TO-C with the SEC) that we intended to increase the number of shares to be purchased to a total of up to 11,121,000 common shares, or approximately 24.9% of our total outstanding common shares as of April 30, 2010. The previously announced purchase price of $9.00 per share remained the same and the total purchase price increased to up to $100,089,000. As per the final count, the number of shares properly tendered and not properly withdrawn was greater than the number of shares that the company offered to purchase. Therefore, it was necessary to apply the odd lot priority and pro-ration provisions described in our offer to purchase. The pro-ration process was concluded by August 05, 2010 and the Company accepted 28.641785% of the shares properly tendered and not properly withdrawn by each shareholder, in addition to the tendered shares with odd lot priority. The Company issued payment of $9.00 per share for all pro-rata shares and the shares with odd lot priority that were properly tendered and not properly withdrawn. The repurchase was completed by August 10, 2010 and we paid total $100.089 million in purchase consideration to the tendering shareholders. We are holding the repurchased shares as treasury shares.

On February 4, 2008, our board of directors authorized a program to buyback up to $50.0 million of common shares. We may, from time to time, as business conditions warrant, purchase shares in the open market or through private transactions. The buyback program does not obligate us to buyback any specific number of shares and may be suspended or terminated at any time at management’s discretion. The timing and amount of any buyback of shares will be determined by management based on its evaluation of market conditions and other factors. As of December 31, 2010, we have not bought back any of our shares under this program.

On April 2, 2011, our subsidiary, eMedia Asia Limited in which the Company owns 60.1% equity interest, acquired 100% interest in Canon Communications Asia Pte Ltd and Beijing Reed Advertising Services Co., Ltd., which together own EDN-China, EDN-Asia and certain other associated publication titles and websites from Canon Communications LLC, a subsidiary of United Business Media Limited, for a cash consideration of approximately $4.0 million. Acquisition related costs of approximately $0.25 million were incurred and expensed under general and administrative expenses in the consolidated income statement during the first quarter of 2011. With the acquisition of EDN-China and EDN-Asia, eMedia Asia Limited further expands the reach of its multi-channel media network that serves to advance the design capability and competitiveness of electronics manufacturers in Asia and throughout China. Details of the fair value of assets acquired and liabilities assumed, the amount of goodwill to be recorded and the effect on the cash flows for the Group are not disclosed, as the accounting for this acquisition is still in progress. The acquired entities will be consolidated with effect from the date of acquisition.

The following table summarizes our contractual obligations as of December 31, 2010:

	Payments due by period (in U.S. Dollars Thousands)
		Less than	1 - 3	3 - 5	More than
	Total	1 year	years	years	5 years
Contractual Obligations
Operating leases	$150	$123	$27	-	-
Purchase obligations	4,243	1,858	2,385	-	-
Deferred income and customer prepayments - long term	6,710	-	6,710	-	-
Total	$11,103	$1,981	$9,122	$-	$-

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

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have a material effect or are reasonably likely to have a material future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures, or capital resources.

Recent Accounting Pronouncements

Revised IAS 24 (revised), “Related party disclosures”, issued in November 2009.  It supersedes IAS 24, “Related party disclosures”, issued in 2003.  IAS 24 (Revised) is mandatory for periods beginning on or after January 1, 2011.  Earlier application, in whole or in part, is permitted. The revised standard clarifies and simplifies the definition of a related party and removes the requirement for government-related entities to disclose details of all transactions with the government and other government-related entities.  We will apply the revised standard from January 1, 2011.  The adoption of this revised standard is not expected to have any impact on our consolidated financial statements.

The following new standards, amendments and interpretations have been published and are mandatory for our accounting periods beginning on or after January 1, 2011 or later periods but are not expected to have material impact on our consolidated financial statements:

•	IFRIC 14, ‘Prepayments of a minimum funding requirement
•	Amendments to IFRS 7, ‘Disclosures – Transfer of financial assets’
•	Improvements to IFRS 2010 (annual improvements project)

IFRS 9, “Financial instruments”, issued in November 2009.  This standard is the first step in the process to replace IAS 39, “Financial instruments” recognition and measurement”.  IFRS 9 introduces new requirements for classifying and measuring financial assets and is likely to affect the Group’s accounting for its financial assets.  The standard is not applicable until January 1, 2013 but is available for early adoption. We have yet to assess IFRS 9’s full impact.  However, initial indications are that it may affect our accounting for its debt available-for-sale financial assets, as IFRS 9 only permits the recognition of fair value gains and losses in other comprehensive income if they relate to equity investments that are not held for trading.  Fair value gains and losses on available-for-sale debt investments, for example, will therefore have to be recognized directly in profit or loss.

Non-IFRS Measures

In our press releases on our quarterly financials, we provide non-IFRS financial measures and IFRS to non-IFRS reconciliation tables to supplement our financial information presented in accordance with IFRS.

The non−IFRS financial measures that we use in our press releases on our quarterly financial information are the following:

“Non-IFRS Net Profit” is defined as IFRS net profit excluding non-cash stock based compensation expense or credit, amortization of intangible assets relating to certain non-compete agreements, gains or losses on acquisitions and investments, and/or impairment charges.

“Non-IFRS diluted net profit per share” is defined as non-IFRS net profit divided by the weighted average of diluted common shares outstanding.

We believe that non-IFRS metrics are useful measures of operations.

Readers should not place undue reliance on non−IFRS financial measures or regard them as a substitute for the nearest IFRS measures. Further, these non−IFRS financial measures may not be comparable to similarly titled measures used by other companies.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

The following table sets forth information regarding the persons who are our executive officers and directors as of the date of this Annual Report.*

Name	Age	Position
Merle Allan Hinrichs	69	Director, Chairman and Chief Executive Officer
Spenser Au	56	Deputy Chief Executive Officer
Connie Lai	37	Chief Financial Officer
Peter Zapf	42	Chief Operating Officer
Bill Georgiou	66	Chief Information Officer
Sarah Benecke	54	Director
Eddie Heng Teng Hua	61	Director
Roderick E. Chalmers	63	Director
David F. Jones	46	Director
James A. Watkins	65	Director
Yam Kam Hon Peter	64	Director

*
At our annual general meeting of shareholders on June 22, 2011, Mr. Lees, who was a director, retired by rotation and did not offer himself for re-election, and Mr. Yam was elected as a director to fill the vacancy resulting from Mr. Lees’ retirement. Accordingly, as at December 31, 2010, Mr. Lees was still a director and Mr. Yam was not yet a director, but following that annual general meeting and as at the date of this Annual Report, Mr. Lees is no longer a director and Mr. Yam is now a director.

On May 24, 2011, we furnished a press release to the SEC on Form 6-K announcing that effective February 1, 2012, Mr. Georgiou, our Chief Information Officer, is scheduled to retire; Mr. Peter Zapf, our current Chief Operating Officer, is scheduled to take over as Chief Information Officer; and Mr. Brent Barnes, our current General Manager of Content & Community Development, is scheduled to move into the Chief Operating Officer position.

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

Ms. Lai was appointed as our Chief Financial Officer effective August 2010. Ms. Lai joined Global Sources in June 2007 as financial controller, Hong Kong & China. Prior to joining Global Sources, she was chief financial officer and an executive director of HC International, Inc., a Hong Kong listed company. Earlier in her career, she spent over four years with PricewaterhouseCoopers (“PwC”) Hong Kong.  Ms. Lai graduated from the Chinese University of Hong Kong with a bachelor's degree in professional accountancy. She is also a Member of the Hong Kong Institute of Certified Public Accountants and a Fellow Member of the Association of Chartered Certified Accountants in the United Kingdom.

Mr. Zapf was appointed as our chief operating officer in January 2011. Mr. Zapf began his career in software project management with the United States Air Force. He then joined Global Sources in Phoenix, Arizona, working on the development, sales and marketing of the company’s early software and e-commerce products. Later, he worked as a research analyst at Bear Stearns in New York, focusing on the business-to-business market, after which he joined Hong Kong-based AsiaCommerce, a startup incubator, as Chief Executive Officer. He rejoined Global Sources in 2001.  Mr. Zapf holds a BS in Electrical Engineering and Engineering and Public Policy from Carnegie Mellon University, an MS in Computer Science from Troy State University, and an MBA from Thunderbird, the American Graduate School of International Management.

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

Ms. Benecke has been a director since April 2000 and, since 1993, has been a director of Trade Media. Ms. Benecke was our principal executive officer from January 1994 through August 1999. She joined us in May 1980 and served in numerous positions, including publisher from 1988 to December 1992 and chief operating officer in 1993. Since September 1999, Ms. Benecke has been a consultant to Publishers Representatives Ltd. (Hong Kong), a subsidiary of our company. Since 2003, her consulting work has been focused on the launch, development and expansion of the “China Sourcing Fairs” in Shanghai, Hong Kong, Mumbai, Dubai, Singapore and Johannesburg. She graduated with a B.A. from the University of New South Wales, Australia. Her term as director expires in 2013.

Mr. Heng has been a director since April 2000. He joined us in August 1993 as deputy to the vice president of finance and was the Chief Financial Officer (previously titled vice president of finance) from 1994 until June 30, 2009. Mr. Heng returned to serve as Interim Chief Financial Officer from June 30, 2010 until August 1, 2010. He received an MBA from Schiller International University in London in 1993, is a Singapore Certified Public Accountant, a member of the Institute of Certified Public Accountants, Singapore, and a Fellow Member of The Association of Chartered Certified Accountants in the United Kingdom. Mr. Heng is currently a director and audit committee chairman of Prison Fellowship Singapore, a Christian non-profit organization that provides counseling and skills training to prisoners and financial support to their families. Prior to joining us, he was the regional financial controller of Hitachi Data Systems, a joint venture between Hitachi and General Motors. His term as director expires in 2013.

Mr. Chalmers has been a director since October 2000. He has been the Chairman of the Board of Directors of the Bank of Valletta plc, Malta since 2004. He was chairman, Asia-Pacific, of PricewaterhouseCoopers LLP and a member of PwC’s Global Management Board from 1998 until his retirement in July 2000. He is a 30-year veteran with PwC’s merger partner Coopers & Lybrand with specialist experience in the securities industry. He has at various times been a non-executive director of the Hong Kong SAR Securities and Futures Commission, a member of the Takeovers and Mergers Panel, and chairman of the Working Group on Financial Disclosure. He is a director of Gasan Group Limited (Malta), MSV Life plc (Malta), Simonds Farsons Cisk Limited (Malta) and Middlesea Insurance plc (Malta). His term as director expires in 2012.

Mr. Jones has been a director since April 2000. Mr. Jones joined CHAMP Private Equity, a leading Australian buyout firm, in 2002 where he is currently Managing Director. He has spent the last sixteen years in the private equity industry, and was previously in management consulting, investment banking and general management. In 1999, he founded and, until 2002, led the development of UBS Capital’s Australian and New Zealand business. Prior to that, he spent four years with Macquarie Direct Investment, a venture capital firm in Sydney, Australia, and one year at BancBoston Capital in Boston, Massachusetts. Mr. Jones began his career as a consultant with McKinsey & Company in Australia and New Zealand. He left McKinsey to take the role of general manager of Butterfields Cheese Factors, of the King Island Dairies group. He is a director of Centric Wealth Limited, The National Museum of Australia and The Beacon Foundation. He was previously Chairman of the Australian Venture Capital Association Limited and a director of various listed and unlisted companies in Australia. Mr. Jones holds a Bachelor of Engineering (First Class Hons.) from the University of Melbourne and a Master of Business Administration from Harvard Business School. His term as director expires in 2014.

Mr. Watkins was appointed as a casual director, (see “Election or Removal of Directors” under Item 10 for a description of a “casual director”) on February 28, 2005 and was elected as a director at our annual general meeting on May 9, 2005. Mr. Watkins was a director and group general counsel of the Jardine Matheson Group in Hong Kong from 1997 until 2003. He was group legal director of Schroders plc in 1996 to 1997 and of Trafalgar House plc from 1994 to 1996. He was previously a partner and solicitor in the London and Hong Kong offices of Linklaters from 1975 to 1994. He currently is a non-executive director of Mandarin Oriental International Ltd., Jardine Cycle & Carriage Ltd., Advanced Semiconductor Manufacturing Corporation Ltd., IL&FS India Realty Fund II LLC, Asia Satellite Telecommunications Holdings Ltd. and Hongkong Land Holdings Ltd., and is a member of the audit committees of Jardine Cycle & Carriage Ltd. and Asia Satellite Telecommunications Holdings Ltd. and the chairman of the audit committee of Advanced Semiconductor Manufacturing Corporation Ltd. Mr. Watkins has a law degree from the University of Leeds (First Class Hons.). His term as director expires in 2014.

Mr. Yam was first appointed as a director at our annual general meeting of shareholders on June 22, 2011. Mr. Yam joined Emerson (NYSE: EMR) in 1986 and is currently an advisor to Emerson after he retired as president of Emerson Greater China and chairman of Emerson Electric (China) Holdings Co., Ltd in April 2008. For more than two decades, Mr. Yam played a key role in leading Emerson’s investments in China. Mr. Yam holds a bachelors degree in electrical engineering from the University of Hong Kong and an Executive MBA from the University of Chicago.  Since June 2010, Mr. Yam has served as a non-executive director of ISG Asia Investment (HK) Ltd., and he is also currently an adjunct professor of The Chinese University of Hong Kong’s Faculty of Business Administration Department of Management and a member of the Planning and Development Committee, Hong Kong University School of Professional and Continuing Education.  Mr. Yam was previously a member of the Suzhou Industrial Park International Advisory Committee from 2001 to 2008, a director of the Executive Committee of Foreign Investment Companies in Beijing from 2003 to 2008, a non-executive director of Sun Life Hong Kong Limited and affiliates from 2003 to 2010 and a member of the Board of Directors of the Hong Kong Science & Technology Parks Corporation from 2001 to 2006,  and he also previously served as a vice-president of the American Chamber of Commerce in Hong Kong, a visiting professor of Nanjing University’s School of Business and a visiting professor of Jiangmen Polytechnic in China. His term as director expires in 2014.

Compensation

For the year ended December 31, 2010, we and our subsidiaries provided our eleven directors and executive officers as a group aggregate remuneration, pension contributions, allowances and other benefits of approximately $4,593,074 including the non-cash compensation of $1,300,173 associated with the equity compensation plans.

In 2010, we and our subsidiaries incurred $62,161 in costs to provide pension, retirement or similar benefits to our respective officers and directors pursuant to our retirement plan and pension plan.

Employment Agreements

We have employment agreements with Mr. Merle A. Hinrichs under which he serves as our chairman and chief executive officer. The agreements contain covenants restricting Mr. Hinrichs’ ability to compete with us during his term of employment and preventing him from disclosing any confidential information during the term of his employment agreement and for a further period of three years after the termination of his employment agreement.  In addition, we retain the rights to all trademarks and copyrights acquired and any inventions or discoveries made or discovered by Mr. Hinrichs in the course of his employment. Upon a change of control, if Mr. Hinrichs is placed in a position of lesser stature than that of a senior executive officer, a significant change in the nature or scope of his duties is effected, Mr. Hinrichs ceases to be a member of the board, or if there is a breach of those sections of his employment agreements relating to compensation, reimbursement, title and duties or termination, each of us and such subsidiary shall pay Mr. Hinrichs a lump sum cash payment equal to five times the sum of his base salary prior to the change of control and the bonus paid to him in the year preceding the change of control. The agreements may be terminated by either party by giving six months’ notice.

We have employment agreements with each of our other executive officers. Each employment agreement contains a non-competition provision preventing the employee from undertaking or becoming involved in any business activity or venture during the term of employment without notice to us and our approval. The employee must keep all of our proprietary and private information confidential during the term of employment and for a period of three years after the termination of the agreement. We can assign the employee to work for another company if the employee’s duties remain similar. In addition, we retain the rights to all trademarks and copyrights acquired and any inventions or discoveries made or discovered by the employee during the employee’s term of employment. Each employment agreement contains a three- or six-months’ notice provision for termination, and does not have a set term of employment. Bonus provisions are determined on an individual basis.

Board Practices

Our board of directors consists of seven members divided into three classes, the terms of which expire on the basis of one-third of the board retiring by rotation at each annual general meeting of shareholders. Each director holds office until his or her term expires as aforesaid, and he or she is then subject to re-election as a director at the respective annual general meeting for a further term which will subsequently expire on the same basis. Executive officers serve at the discretion of the board of directors. Our executive officers have, on average, 19 years of service with us. Two executive directors and four non-executive directors receive a cash fee of $15,000 per year, plus an additional $4,000 for each board meeting attended. Non-executive directors who are members of the audit committee also receive a cash fee of $5,000 per year.

Committees of the Board of Directors

We have established an audit committee and an executive committee of our board of directors. The audit committee recommends the appointment of auditors, oversees accounting and audit functions and other key financial matters of our company. The audit committee meets four times a year. David Jones, Roderick Chalmers and James Watkins are the members of the audit committee and the board of directors determined that Mr. Chalmers is an audit committee financial expert as defined under appropriate SEC guidelines. The executive committee acts for the entire board of directors between board meetings in respect of certain matters. Merle Hinrichs, Eddie Heng and Sarah Benecke are the members of the executive committee.

We have a separately - designated standing compensation committee, consisting of the independent directors. The primary function of the compensation committee is to approve compensation packages for each of the Company’s executive officers. The compensation committee held one meeting in the fiscal year ended December 31, 2010.

We have an executive sessions committee, consisting of the independent directors. The executive sessions committee held two meetings in the fiscal year ended December 31, 2010.

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

Employees

As of December 31, 2010, we had 343 employees worldwide, the majority of whom work in management, technical or administrative positions. We consider our employee relationships to be satisfactory. Our employees are not represented by labor unions and we are not aware of any attempts to organize our employees.

The following summarizes the approximate number of employees and independent contractors by function:

Function	Employees	Independent Contractors	Total

Content Development	23	394	417
Corporate Human Resources & Administration	47	67	114
Corporate Marketing	7	18	25
Community Development	60	83	143
Sales	41	2,365	2,377
Information System Department (includes CIO office)	73	69	142
Corporate Accounts	64	65	127
Office of the CEO, COO	13	0	13
Legal and Group Secretarial	6	1	7
Conference & Trade Show Services + China Edu	39	82	121
Total	343	3,144	3,517

Share Ownership

Information on the ownership of our Common Shares is given under Item 7, Major Shareholders and Related Party Transactions.

Equity Compensation Plans

On December 30, 1999, we established The Global Sources Employee Equity Compensation Trust (the “Trust”) for the purpose of administering monies and other assets contributed to the Trust for the establishment of equity compensation and other benefit plans, including the Equity Compensation Plans Numbers I to VII described below. The Trust is administered by Appleby Services (Bermuda) Ltd. (previously known as “Harrington Trust Limited” and then as “Appleby Trust (Bermuda) Ltd.”) (the “Trustee”). The number of shares that may be sold pursuant to these plans is limited to the number of our shares held by the Trust. Following our takeover of Trade Media on April 14, 2000, the Trade Media shares were exchanged for our common shares. These Trade Media shares currently represent our common shares. As of April 30, 2011, the Trustee holds 1,061,439 of our common shares, consisting of common shares held in the Trust, as well as already vested common shares under the plans which are held in trust by the Trustee for various grantees who have elected to utilize the trust services of the Trustee for such purpose.  The Trustee has informed us that it does not intend to acquire any additional shares.  In exercising its powers, including the voting of securities held in the Trust, the Trustee may be directed by a plan committee, selected by the board of directors of one of our wholly-owned subsidiaries.

Pursuant to a Declaration of Trust dated November 28, 2006 by the Trustee, “The Global Sources Equity Compensation Trust 2007” (“2007 Trust”) was established. The 2007 Trust is administered by Appleby Services (Bermuda) Ltd. (the “2007 Trustee”) as trustee. The purpose of the 2007 Trust is to administer shares contributed by us to the 2007 Trust from time to time in connection with providing equity compensation benefits under The Global Sources Equity Compensation (2007) Master Plan described below (“ECP 2007 Master Plan”). As of April 30, 2011, the 2007 Trustee does not hold any of our common shares in the 2007 Trust, but the 2007 Trustee holds 42,219 already vested common shares under the ECP 2007 Master Plan which are held in trust by the 2007 Trustee for various grantees who have elected to utilize the trust services of the 2007 Trustee for such purpose. In exercising its powers under the 2007 Trust, the 2007 Trustee may be directed by a plan committee to be constituted and appointed by us. The plan committee (“ECP 2007 Plan Committee”) was constituted and appointed by the Board of Directors on February 15, 2007.

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

ECPs I, II and III are administered by the trustee subject to the directions of the plan committee of one of our wholly-owned subsidiaries. The plan committee determines who will receive, and the terms of, the options under ECP I and II. The exercise price of these options may be below the fair market value of our shares.  Under ECP I, payment for shares being purchased upon exercise of an option may be made in the manner determined by us at the time of grant. Under ECP II, optionees may pay for common shares purchased upon exercise of options by check to the Trust. Under ECP II, the number of common shares that optionees may purchase is based on the number of years they have been employed by, or have been working with us, our subsidiaries or our affiliates.

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

If ECPs I, II and III terminate, all optionees will be entitled to sell to the trustee all unexercised options at a price equal to the difference between the fair market value of the common shares and the aggregate exercise price of the options under ECPs I and II, and securities and any cash held by the trustee shall be distributed in equal shares to people who received coupons under ECP III, upon our: (i) dissolution or liquidation; (ii) reorganization, merger or consolidation; or (iii) sale of our business. None of these events occurred, and ECPs I, II and III terminated in February 2010.

The non-cash compensation expense associated with the awards under ECP II and ECP III of approximately $2,567,000 and $2,148,000, respectively, were recognized ratably over the three-year vesting term of the respective awards. There were no outstanding unvested awards under ECP I, II and III as of and subsequent to December 31, 2003.

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

Eligible employees, directors, consultants, advisors and independent contractors under ECP V were awarded a one-time grant of shares, the number of which were determined by the plan committee.

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

The non-cash compensation expenses associated with the above awards under ECP IV and ECP V of approximately $2,981,000 and $3,427,000, respectively, are recognized over the five-year vesting term of the respective awards.

Global Sources Equity Compensation Plan VI

Eligible employees, directors, consultants, advisors and independent contractors under ECP VI are awarded, after their resignation or retirement from their respective services, a one-time grant of our common shares, the number of which are determined by the plan committee.

Entitlement of the employees, directors, consultants, advisors and independent contractors to these common shares, is subject to non-compete and vesting terms. There is no forfeiture provision other than pursuant to the non-compete terms.

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

During the year ended December 31, 2010, the Company recorded an expense of approximately $13,000 relating to amortization of intangible assets associated with the awards under ECP VI.

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
The non-cash compensation expenses associated with the above awards under ECP VII of approximately $11,822,000 are recognized over the six-year vesting term of the respective awards.

The Global Sources Equity Compensation (2007) Master Plan

The ECP 2007 Master Plan was approved by our shareholders on May 8, 2006. The ECP 2007 Master Plan commenced with effect on January 1, 2007 and, unless terminated earlier by our Board of Directors, will expire on December 31, 2012. Our employees, directors and consultants and the employees, directors and consultants of our subsidiaries and of our and our subsidiaries’ independent contractors (“Team Members”), are eligible to be awarded grants of our common shares under the ECP 2007 Master Plan. The grantees and the number of shares to be awarded, and the vesting rules and other terms and conditions, are to be as determined by the ECP 2007 Plan Committee, who are authorized under the ECP 2007 Master Plan to issue supplementary or subsidiary documents to set out and evidence such vesting rules and other terms and conditions. The total number of shares to be issued under the ECP 2007 Master Plan is subject to a limit of 3,000,000 common shares.

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

The ECP 2007 Plan Committee approved awards of common shares under the plan on various dates. The non-cash compensation expenses as of December 31, 2010, associated with the above awards under the plan of approximately $12,509,000 are recognized over the six-year vesting term of the award.

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

During the year ended December 31, 2010, the Company recorded an expense related to amortization of intangible assets of approximately of $545,000 associated with the awards under The Global Sources Retention Share Grant Plan.

On April 24, 2009, the Plan Committee approved and issued “The Global Sources Directors Share Grant Award Plan” as a supplementary or subsidiary document to the ECP 2007 Master Plan. Persons eligible to receive grants under the plan are directors of the Company. Under the plan, the ECP 2007 Plan Committee is to determine who amongst the directors of the Company will be granted awards of shares and the number of shares to be awarded to them. Any shares awarded will not vest immediately, but only at the end of four years after such effective date as may be specified by the Plan Committee (or in accordance with such other vesting schedule as may be determined by the Plan Committee). The plan commenced with effect on April 24, 2009, and will terminate upon the expiration or termination of the ECP 2007 Master Plan, or upon the liquidation of the Company, or upon termination by the ECP 2007 Plan Committee, whichever is the earliest to occur. The ECP 2007 Plan Committee first approved an award under the plan in June 2009, and approved subsequent awards under the plan in 2010 and 2011. The non-cash compensation expenses as of December 31, 2010, associated with the above awards under the plan of approximately $299,000 are recognized over the four-year vesting term of the award.

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

For grants attributable to the year 2001, the option price was 15% less than the average closing price of the shares for the last 5 trading days of the previous calendar year. The award vested over four years, with one-quarter of the shares vesting each year. Full payment was required upon exercising the option. Upon resignation of an eligible Director, all unvested shares would be forfeited and the option price received for the forfeited unvested shares would be refunded.

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

During the year ended December 31, 2009, the Company refunded $134,026 to a deceased director’s estate as the previously exercised purchase rights had expired and lapsed.

The Directors Purchase Plan (updated effective as of January 1, 2009) terminated on August 4, 2010.

All the monies received under the Director Purchase Plan are credited to other reserves upon receipt. Upon issuance of shares under the plan, the par value of the issued shares is transferred from other reserves to common share capital.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

The following table sets forth information about those persons who hold more than 5% of our outstanding common shares and the share ownership of our directors and officers as of April 30, 2011. The information is based upon our knowledge of the share ownership of such persons on April 30, 2011.

Based upon the information in Amendment No. 5 to the Schedule 13D filed with the SEC on December 3, 2009, Hung Lay Si Co. Ltd. (“Hung Lay Si”) is a company organized under the laws of the Cayman Islands. It is wholly owned by the Quan Gung 1986 Trust (the “1986 Trust”), a trust formed under the laws of the Island of Jersey. The trustee of the 1986 Trust is Hill Street Trustees Limited, an Island of Jersey limited liability company whose shares are wholly owned by RBC Trust Company (International) Limited (“RBCTCL”), a company organized under the laws of the Island of Jersey. RBCTCL is wholly owned by RBC Holdings (Channel Islands) Limited (“RBCHL”), a company organized under the laws of the Island of Guernsey. Prior to February 27, 2009, Hill Street Trustees Limited was wholly owned by the partners of the Mourant Group, which is a firm based in the Island of Jersey that provides trust administrative services. Each of the 1986 Trust, Hung Lay Si, Hill Street Trustees Limited, RBCTCL and RBCHL may be deemed to have been a beneficial owner of our common shares that were directly owned by Hung Lay Si under applicable SEC rules and regulations.

Based on the information in Amendment No. 7 to the Schedule 13D filed with the SEC on April 22, 2011, during the period from January 19, 2011 through April 15, 2011, Hung Lay Si transferred all of the common shares owned by it to four separate unaffiliated entities. Prior thereto, Mr. Hinrichs repaid in full a debt that was owing to Hung Lay Si and upon such payment Hung Lay Si's shared dispositive power over the common shares owned by Mr. Hinrichs ceased. As a result Mr. Hinrich owns the common shares free and clear and as of April 15, 2011, Hung Lay Si does not have sole or shared voting or dispositive power over any common shares.

Common Shares Beneficially Owned
Name of Beneficial Owner	Shares	Percentage **

Merle Allan Hinrichs	14,980,274	44.40%
Spenser Au	*	*
Connie Lai	*	*
Peter Zapf	*	*
Bill Georgiou	*	*
Sarah Benecke	*	*
Eddie Heng Teng Hua	*	*
David F Jones	*	*
Roderick E Chalmers	*	*
James A Watkins	*	*
Robert Gene Lees ***	*	*
All officers and directors as a group (11 persons ***)	15,379,753	45.60%
______________________

*              Indicates beneficial ownership of less than 1%.

**	The percentage figures are calculated based on our total outstanding common shares (and do not take into account that portion of our total issued common shares which are held as treasury shares).

***
Mr. Lees was a director prior to our annual general meeting of shareholders on June 22, 2011. However, at that annual general meeting, Mr. Lees retired as a director by rotation and did not offer himself for re-election, and Mr. Yam was elected as a director to fill the vacancy resulting from Mr. Lees’ retirement. Accordingly, as at April 30, 2011, Mr. Lees was still a director and Mr. Yam was not yet a director, but following that annual general meeting and as at the date of this Annual Report, Mr. Lees is no longer a director and Mr. Yam is now a director.

As of April 30, 2011, we believe that approximately 11,340,341 of our shares or approximately 33.6% of our total outstanding common shares were beneficially owned by U.S. holders and there were 655 shareholders of record in the U.S. (excluding any U.S. holders who may be holding our shares through brokerage firms).

Mr. Merle Allan Hinrichs, our Chairman and Chief Executive Officer, beneficially owns approximately 44.4% of our common shares as of April 30, 2011, and is deemed our controlling shareholder.

Our major shareholders do not have different voting rights. We do not know of any arrangement which may at a subsequent date result in a change in control of our company.

Related Party Transactions

In 2010, we leased approximately 83,739 square feet of our office facilities from companies related to Hung Lay Si Co., Ltd, one of our former major shareholders, under cancelable and non-cancelable operating leases and incur building maintenance services fees to those affiliated companies. We incurred rental, building services expenses and reimbursement of membership fees for use of club memberships of $1,408,449 during the year ended December 31, 2010. We also receive investment consultancy services from our affiliated companies. The expenses incurred for these services during the year ended December 31, 2010 totaled $50,000.

We believe these transactions are commercially reasonable in the jurisdictions where we operate and for our employees where they reside or work.

ITEM 8.                  FINANCIAL INFORMATION

GLOBAL SOURCES LTD. AND SUBSIDIARIES
CONSOLIDATED FINANCIAL STATEMENTS
For the year ended December 31, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders

In our opinion, the accompanying consolidated balance sheets and the related consolidated income statements and statements of comprehensive income, cash flows and changes in equity present fairly, in all material respects, the financial position of Global Sources Ltd. (the “Company”) and its subsidiaries at December 31, 2010, December 31, 2009 and January 1, 2009 and the results of their operations and their cash flows for each of the years ended December 31, 2010 and December 31, 2009 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Report of Management on Internal Control over Financial Reporting.  Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits.  We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects.  Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk.  Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

/s/ PricewaterhouseCoopers LLP
Singapore
April 18, 2011

GLOBAL SOURCES LTD. AND SUBSIDIARIES
CONSOLIDATED INCOME STATEMENTS

(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

	Year ended December 31,
	2010	2009

Revenue
Online and other media services	$122,203	$113,775
Exhibitions	69,450	55,147
Miscellaneous	4,996	3,985
	196,649	172,907
Operating Expenses:
Sales	71,923	63,740
Event production	21,875	18,385
Community and content	31,923	34,524
General and administrative	33,463	30,045
Information and technology	11,839	11,784
Total Operating Expenses	171,023	158,478
Profit from Operations	25,626	14,429
Interest income	510	981
Gain on sale of available-for-sale securities	1,223	-
Profit before income taxes	27,359	15,410
Income tax expense	(1,117)	(498)
Net profit	26,242	14,912
Net profit attributable to non-controlling interests	(991)	(618)
Net profit attributable to the Company’s shareholders	$25,251	$14,294
Basic net profit per share attributable to the Company’s shareholders	$0.63	$0.32
Shares used in basic net profit per share calculations	40,283,874	44,546,226
Diluted net profit per share attributable to the Company’s shareholders	$0.61	$0.31
Shares used in diluted net profit per share calculations	41,693,616	45,751,437

The notes on pages 64 to 109 are an integral part of these consolidated financial statements.

GLOBAL SOURCES LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

	Year ended December 31,
	2010	2009

Net profit	$26,242	$14,912
Other comprehensive income:
Currency translation differences arising from consolidation	2,008	72
Financial assets, available-for-sale:
Fair value gains	328	895
Reclassification to income statements on disposal	(1,223)	-
Other comprehensive income for the year, net of tax of $nil	1,113	967
Total comprehensive income for the year	27,355	15,879
Total comprehensive income attributable to the Company’s shareholders	26,364	15,261
Total comprehensive income attributable to non-controlling interests	991	618
Total comprehensive income for the year	$27,355	$15,879

The notes on pages 64 to 109 are an integral part of these consolidated financial statements.

GLOBAL SOURCES LTD. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

	As at December 31,		As at January 1,
	2010	2009	2009

ASSETS
Current assets
Cash and cash equivalents	$101,298	$91,553	$70,225
Term deposits with banks	1,411	60,357	-
Financial assets, available-for-sale	-	6,423	60,786
Accounts receivables	3,919	3,438	6,025
Receivables from sales representatives	8,248	5,607	5,574
Inventories	435	600	1,306
Prepaid expenses and other current assets	20,269	13,603	16,513
	135,580	181,581	160,429
Non-current assets
Property and equipment	76,514	77,815	82,657
Intangible assets	10,449	9,972	-
Long term investment	100	100	100
Deferred income tax assets	504	458	305
Other non-current assets	2,556	1,667	1,561
	90,123	90,012	84,623
Total assets	$225,703	$271,593	$245,052

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	$9,600	$10,901	$10,117
Deferred income and customer prepayments	90,617	72,984	71,173
Accrued liabilities	14,269	11,585	11,579
Income tax liabilities	650	435	261
	115,136	95,905	93,130
Non-current liabilities
Deferred income and customer prepayments	6,710	2,516	3,044
Deferred income tax liabilities	1,397	1,591	272
	8,107	4,107	3,316
Total liabilities	123,243	100,012	96,446

Equity attributable to Company’s shareholders
Common shares	516	514	514
Treasury shares	(150,089)	(50,000)	(50,000)
Other reserves	146,691	141,627	136,237
Retained earnings	97,177	71,926	57,632
Total Company shareholders’ equity	94,295	164,067	144,383
Non-controlling interests	8,165	7,514	4,223
Total equity	$102,460	$171,581	$148,606
Total liabilities and equity	$225,703	$271,593	$245,052

The notes on pages 64 to 109 are an integral part of these consolidated financial statements.

GLOBAL SOURCES LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

 (In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

	Attributable to Company’s Shareholders
	Common	Treasury	Other	Retained		Non-controlling	Total
	shares	shares	reserves	earnings	Total	interests	equity

Balance at January 1, 2009	$514	$(50,000)	$136,237	$57,632	$144,383	$4,223	$148,606
Total comprehensive income for the year	-	-	967	14,294	15,261	618	15,879
Transaction with owners:
Fair value of non-controlling interest in business acquisition (note 28)	-	-	-	-	-	2,673	2,673
Fair value of non-cash compensation expense (note 23)	-	-	1,748	-	1,748	-	1,748
Refund of shares subscription received in advance under directors purchase plan	-	-	(134)	-	(134)	-	(134)
Capitalization of intangible assets relating to non-compete clause in share awards to non-employees	-	-	2,809	-	2,809	-	2,809
Balance at December 31, 2009	$514	$(50,000)	$141,627	$71,926	$164,067	$7,514	$171,581
Total comprehensive income for the year	-	-	1,113	25,251	26,364	991	27,355
Transaction with owners:
Dividend issued by a subsidiary to non-controlling interest	-	-	-	-	-	(340)	(340)
Fair value of non-cash compensation expense (note 23)	-	-	2,187	-	2,187	-	2,187
Capitalization of intangible assets relating to non-compete clause in share awards to non-employees	-	-	1,766	-	1,766	-	1,766
Purchase of treasury shares	-	(100,089)	-	-	(100,089)	-	(100,089)
Issue of new shares	2	-	(2)	-	-	-	-
Balance at December 31, 2010	$516	$(150,089)	$146,691	$97,177	$94,295	$8,165	$102,460

The notes on pages 64 to 109 are an integral part of these consolidated financial statements.

GLOBAL SOURCES LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

 (In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

	Year ended December 31,
	2010	2009
Cash flows from operating activities
Profit after income taxes	$26,242	$14,912
Adjustments for
Income tax expense	1,117	498
Depreciation and amortization	6,668	7,345
Profit on sale of equipment	(22)	(13)
Gain on sale of available-for-sale financial assets	(1,223)	-
Interest income	(510)	(981)
Provision for impairment of receivables	502	146
Non-cash compensation expense	2,187	1,748
Equipment written off	1	6
Net foreign exchange differences	235	65
Changes in working capital (excluding the effects of acquisition and exchange differences on consolidation):
Accounts receivable	(982)	2,441
Receivables from sales representatives	(2,644)	(31)
Inventories	165	706
Prepaid expenses and other current assets	(6,607)	2,949
Other non-current assets	(877)	(98)
Accounts payable	(634)	(126)
Accrued liabilities	2,632	(64)
Deferred income and customer prepayments	21,810	841
Cash generated from operations	48,060	30,344
Income tax paid	(1,141)	(609)
Net cash generated from operating activities	46,919	29,735

Cash flows from investing activities
Acquisition of subsidiary, net of cash acquired	(756)	(2,816)
Purchase of property and equipment	(2,518)	(1,376)
Proceeds from sale of equipment	23	65
Placement of term deposits with banks	(1,869)	(90,399)
Proceeds from matured term deposits with banks	60,219	30,699
Proceeds from sale of available-for-sale financial assets	6,751	55,258
Interest received	1,153	324
Net cash generated from (used in) investing activities	63,003	(8,245)

Cash flows from financing activities
Repayment of shares subscription received in advance	-	(134)
Dividend paid to non-controlling interest	(340)	-
Purchase of treasury shares	(100,089)	-
Net cash used in financing activities	(100,429)	(134)

Net increase in cash and cash equivalents	9,493	21,356
Cash and cash equivalents, beginning of the year	91,553	70,225
Effect of exchange rate changes on cash and cash equivalents	252	(28)
Cash and cash equivalents, end of the year	$101,298	$91,553

The notes on pages 64 to 109 are an integral part of these consolidated financial statements.

GLOBAL SOURCES LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

1.           General information

Global Sources Ltd. (the “Company”) and its subsidiaries (together “Group”)’s principal business is to provide services that allow global buyers to identify suppliers and products, and enable suppliers to market their products to a large number of buyers. The Group’s primary online service is creating and hosting marketing websites that present suppliers’ product and company information in a consistent, easily searchable manner on Global Sources Online.  Complementing this service are various trade magazines. The Group launched China Sourcing Fairs exhibitions in 2003. These exhibitions offer international buyers direct access to China and other Asian manufacturers. The Group’s businesses are conducted primarily through Trade Media Limited, its wholly owned subsidiary, which was incorporated in October 1984 under the laws of Cayman Islands.  Through certain other wholly owned subsidiaries, the Group also organizes China Sourcing Fairs exhibitions, conferences and exhibitions on technology related issues, licenses Asian Sources/Global Sources Online and catalog services.

The Company was incorporated in Bermuda. The Company’s registered office address is Canon’s Court, 22 Victoria Street, Hamilton, HM 12, Bermuda.

These financial statements were authorized for issue by the executive committee of the Board of Directors on April 18, 2011.

2.           Summary of significant accounting policies

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below.  These policies have been consistently applied to all the years presented, unless otherwise stated.

2.1           Basis of preparation

The consolidated financial statements of Global Sources Ltd. have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and International Financial Reporting Interpretations Committee (“IFRIC”) interpretations as issued by the International Accounting Standards Board (“IASB”).  These are the Group’s first consolidated financial statements prepared in accordance with IFRSs and IFRS 1, “First Time Adoption of International Financial Reporting Standards”, has been applied.

The Group has adopted all issued IFRS standards and the adoption was carried out in accordance with IFRS 1.  For all periods up to and including the year ended December 31, 2009, the Group prepared its consolidated financial statements in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”) or “Previous GAAP”, as defined in IFRS 1.  Until the adoption of IFRS, the Group’s financial statements that were included in its reports filed with or furnished to the U.S. Securities and Exchange Commission were prepared in accordance with U.S. GAAP.

An explanation of how the transition to IFRS has affected the Group’s financial position, financial performance and cash flow is detailed in note 3.

The consolidated financial statements have been prepared under the historical cost convention, except as disclosed in the accounting policies below.

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Group’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in note 5.  Actual results could differ from those estimates and such differences could affect the results of operations reported in future periods.

GLOBAL SOURCES LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

2.2           Consolidation

The consolidated financial statements comprise the financial statements of the Company and its majority owned or otherwise controlled subsidiaries.

(a)           Subsidiaries

Subsidiaries are all entities over which the Group has the power to govern the financial and operating policies generally accompanying a shareholding of more than one half of the voting rights.  The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity.  Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date that control ceases. All significant inter-company transactions and balances are eliminated on consolidation.  Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

The Group uses the acquisition method of accounting to account for business combinations.  The consideration transferred for the acquisition of a subsidiary is the fair values of the assets transferred, the liabilities incurred and the equity interests issued by the Group.  The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement.  Acquisition-related costs are expensed as incurred.  Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date.  On an acquisition-by-acquisition basis, the Group recognizes any non-controlling interest in the acquiree either at fair value or at the non-controlling interest’s proportionate share of the acquiree’s net assets.

The excess of the consideration transferred, the amount of any non-controlling interest in the acquiree and the acquisition-date fair value of any previous equity interest in the acquiree over the fair value of the Group’s share of the identifiable net assets acquired is recorded as goodwill.  If this is less than the fair value of the net assets of the subsidiary acquired in the case of a bargain purchase, the difference is recognized directly in the consolidated income statement.

Investments in subsidiaries are accounted for at cost less impairment by the Company.  Cost is adjusted to reflect changes in consideration arising from contingent consideration amendments.  Cost also includes direct attributable costs of investment.

(b)           Transactions with non-controlling interests

The Group treats transactions with non-controlling interests as transactions with equity owners of the Group.  For purchases from non-controlling interests, the difference between any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary is recorded in equity.  Gains or losses on disposals to non-controlling interests are also recorded in equity.

When the Group ceases to have control or significant influence, any retained interest in the entity is re-measured to its fair value, with the change in carrying amount recognized in the income statement.

2.3           Segment reporting

The Group identifies its operating segments based on business activities, management responsibility and geographic location.  The Group has determined the reportable segments based on the business activities whose operating results are reviewed by the Group’s chief operating decision maker, which is the Company’s Board of Directors to assess their performance and to make decisions about resources to be allocated to each segment.

GLOBAL SOURCES LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

2.4           Foreign currency translation

(a)           Functional and presentation currency

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (‘the functional currency’).The Company’s functional currency is USD. The consolidated financial statements are presented in United States dollar (“$” or “USD”), which is the Group’s presentation currency.

(b)           Transactions and balances

Transactions in currencies other than the functional currency are measured and recorded in the functional currency using the exchange rate in effect on the date of the transaction. As of the balance sheet date, monetary assets and liabilities that are denominated in currencies other than the functional currency are translated using the exchange rate at the balance sheet date. All gains and losses arising from foreign currency transactions and translation of foreign currency denominated accounts are recognized in the income statement.

Non-monetary items measured at fair values in foreign currencies are translated using the exchange rates at the date when the fair values are determined.

(c)           Group companies

The financial statements of the subsidiaries reported in their respective local currencies are translated into U.S. dollars for consolidation as follows:
(i)	assets and liabilities at the closing exchange rate as of the balance sheet date,
(ii)	shareholders’ equity at the historical rates of exchange,
(iii)
income and expense amounts at the average monthly exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the rate on the dates of the transactions),

(iv)	all resulting translation differences are recorded in other comprehensive income and accumulated in “currency translation reserve” within equity.

Goodwill and fair value adjustments arising on the acquisition of foreign operations after the date of transition to IFRS are treated as assets and liabilities of the foreign operations and translated at the closing rates at the reporting date.

2.5           Property and equipment

Property and equipment are stated at cost less accumulated depreciation and accumulated impairment losses (note 2.7). Cost represents the purchase price of the asset and other costs incurred to bring the asset into its existing use.  Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably.  The carrying amount of the replaced part is derecognized.  All other repairs and maintenance are charged to the consolidated income statement during the year in which they are incurred.

GLOBAL SOURCES LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

Depreciation on property and equipment is calculated to depreciate their cost on a straight-line basis over their estimated useful lives as follows:

Buildings	Over the remaining lease period or 50 years whichever is shorter
Leasehold improvements	5 years
Computer equipment and software	3 years
Fixtures, fittings and office equipment	5 years
Reusable trade show booths	2 years
Motor vehicles	5 years

No depreciation was recognized for capital work-in-progress.

The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at the end of each reporting period. Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognized in the consolidated income statement.

2.6           Intangible assets

(a)           Goodwill

Goodwill on acquisition of subsidiaries on or after the date of transition to IFRS represents the excess of the consideration transferred, the amount of any non-controlling interest in the acquiree and the acquisition date fair value of any previous equity interest in the acquiree over the fair value of the net identifiable assets acquired.  Goodwill on acquisitions of subsidiaries is included in “intangible assets”.  Goodwill is tested annually for impairment and carried at cost less accumulated impairment losses.  Impairment losses on goodwill are not reversed.  Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

Goodwill is allocated to cash-generating units (CGU) for the purpose of impairment testing.  The allocation is made to those CGUs or groups of CGUs that are expected to benefit from the business combination in which the goodwill arose, identified according to operating segment.

(b)           Trademarks

Trademarks acquired in a business combination are recognized at fair value at the acquisition date.  Trademarks have a finite useful life and are carried at cost less accumulated amortization.  Amortization is calculated using the straight-line method to allocate the cost of trademarks over their estimated useful lives of 14 years.

(c)           Contractual backlog and others

Contractual backlog and others acquired in a business combination mainly relates to customer relationships which are recognized at fair value at the acquisition date.  The contractual customer relationships have a finite useful life and are carried at cost less accumulated amortization.  Amortization is calculated using the straight-line method over the expected life of the customer relationship of 9 months.

GLOBAL SOURCES LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

(d)           Non-compete agreements

Intangible assets relating to non-compete agreements with the Group’s former employees and  consultants and to the former employees of third party service providers (collectively known as “Team Members”), are recorded at fair values at the date the respective agreements are entered into and are carried at cost less accumulated amortization.  Amortization is calculated using a straight-line basis over the non-compete period of 5 years.  The fair values are estimated based on the cash flow valuation model whereby valuation inputs include an estimate of future cash flows expected to be generated by the asset (note 2.14 (b)).

2.7           Impairment of non-financial assets

Assets that have an indefinite useful life – for example, goodwill are not subject to amortization and are tested annually for impairment.  Assets that are subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.  An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount.  The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use.  For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units).  Non-financial assets other than goodwill that suffered an impairment are reviewed for possible reversal of the impairment at each reporting date.

2.8           Financial assets

2.8.1           Classification

The Group classifies its financial assets in the following categories: loans and receivables, and available-for-sale.  The classification depends on the purpose for which the financial assets were acquired.  Management determines the classification of its financial assets at initial recognition.

(a)           Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for maturities greater than 12 months after the end of the reporting period, which are classified as non-current assets.  The Group’s loans and receivables comprise “accounts receivable”, “receivables from sales representatives”, “term deposits with banks”, “cash and cash equivalents” and assets other than “ prepaid expenses”, “deferred expenses” and “club memberships” included in the “prepaid expenses and other current assets” and “other non-current assets” in the balance sheet.

(b)           Available-for-sale financial assets

Available-for-sale financial assets are non-derivatives that are either designated in this category or not classified as loans and receivables, held-to-maturity investments or financial assets at fair value through profit or loss.  They are included in current assets unless the investment matures or management intends to dispose of it more than 12 months of the end of the reporting period.

2.8.2           Recognition and measurement

Regular purchases and sales of financial assets are recognized on the trade-date – the date on which the Group commits to purchase or sell the asset.  Investments are initially recognized at fair value plus transaction costs.  Financial assets are derecognized when the rights to receive cash flows from the investments have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership.  Available-for-sale financial assets are subsequently carried at fair value.  Loans and receivables are subsequently carried at amortized cost using the effective interest method, less provision for impairment.  A provision for impairment is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of the receivables (note 2.8.3).

GLOBAL SOURCES LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

Changes in the fair value of available-for-sale securities are recognized in other comprehensive income and accumulated in “fair value reserve” within equity.

When securities classified as available for sale are sold or impaired, the accumulated fair value adjustments recognized in equity are included in the consolidated income statement.

Interest on available-for-sale securities calculated using the effective interest method is recognized in the income statement.

Investment in equity instruments that do not have a quoted market price in an active market and whose fair values cannot be reliably measured are measured at cost less provision for impairment in value.

2.8.3           Impairment of financial assets

The Group assesses at the end of each reporting period whether there is objective evidence that a financial asset or a group of financial assets is impaired.  A financial asset or a group of financial assets is impaired and impairment losses are incurred only if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a ‘loss event’) and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated.

The criteria that the Group uses to determine that there is objective evidence of an impairment loss include:
•	significant financial difficulty of the issuer or obligor;
•	a breach of contract, such as a default or delinquency in interest or principal payments;
•	the Group, for economic or legal reasons relating to the borrower’s financial difficulty, granting to the borrower a concession that the lender would not otherwise consider;
•	it becomes probable that the borrower will enter bankruptcy or other financial reorganization;
•	the disappearance of an active market for that financial asset because of financial difficulties; or
•
observable data indicating that there is a measurable decrease in the estimated future cash flows from a portfolio of financial assets since the initial recognition of those assets, although the decrease cannot yet be identified with the individual financial assets in the portfolio.

For loans and receivables, the Group estimates the collectability of the trade receivables based on the analysis of trade receivables, historical bad debts, customer credit-worthiness and current economic trends and maintains adequate impairment allowance.  The amount of the allowance is the difference between the receivables’ carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate.  The carrying amount of the receivables is reduced through the use of an allowance account, and the amount of the loss is recognized in the consolidated income statement.  When an amount of receivables is uncollectible, it is written off against the allowance account for receivables.  Subsequent recoveries of amounts previously written off are credited to the consolidated income statement.

In the case of equity investments classified as available-for-sale, a significant or prolonged decline in the fair value of the security below its cost is also evidence that the assets are impaired.  If any such evidence exists for available-for-sale financial assets, the cumulative loss – measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognized in profit or loss – is removed from equity and recognized in the consolidated income statement.  Impairment losses recognized in the consolidated income statement on equity instruments are not reversed through the consolidated income statement.  If, in a subsequent period, the fair value of a debt instrument classified as available-for-sale increases and the increase can be objectively related to an event occurring after the impairment loss was recognized in the income statement, the impairment loss is reversed through the consolidated income statement.

GLOBAL SOURCES LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

2.9           Inventories

Inventories are stated at the lower of cost and net realizable value.  Cost is determined on the first-in, first-out basis.  Cost includes the purchase cost and the delivery costs incurred in bringing the inventory to the warehouse.  Net realizable value is the estimated selling price in the ordinary course of business, less applicable variable selling expenses.

2.10           Cash and cash equivalents

In the consolidated statement of cash flows, cash and cash equivalents includes cash in hand, deposits held at call with banks and other short-term highly liquid investments with insignificant risk of change in value.

2.11           Share capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new ordinary shares are shown in equity as a deduction, net of tax, from the proceeds.

Where any group company purchases the Company’s equity share capital (treasury shares), the consideration paid, including any directly attributable incremental costs (net of income taxes) is deducted from equity attributable to the Company’s equity holders until the shares are cancelled or reissued.  Where such ordinary shares are subsequently reissued, any consideration received, net of any directly attributable incremental transaction costs and the related income tax effects, is included in equity attributable to the Company’s equity holders.

2.12           Current and deferred income tax

The tax expense for the period comprises current and deferred tax.  Tax is recognized in the income statement, except to the extent that it relates to items recognized in other comprehensive income or directly in equity.  In this case, the tax is also recognized in other comprehensive income or directly in equity, respectively.

The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the balance sheet date in the countries where the Company’s subsidiaries operate and generate taxable income.  Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation.  It establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

Deferred income tax is recognized, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements.  However, the deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss.  Deferred income tax is determined using tax rates (and laws) that have been enacted or substantively enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

GLOBAL SOURCES LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

Deferred income tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries, except where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income taxes assets and liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.

2.13           Employee benefits

(a)           Retirement contribution plans

Group companies operate a number of retirement contribution plans.  The Group pays contributions to privately administered retirement contribution plans or government authorities on a mandatory, contractual or voluntary basis based on a percentage of each eligible employee’s salary.  Employees working in a jurisdiction where there is no statutory provision for retirement contributions are covered by the Company’s plans.  Once the contributions have been paid, the Group has no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees the benefits relating to employee service in the current and prior periods.  The contributions are recognized as employee benefit expense when they are due.

2.14           Non-cash compensation expenses

(a)           Share grants to employees and non-employees

The Company operates a number of equity-settled compensation plans, under which the Company receives services from employees and non-employees as consideration for equity instruments of the Company.  The Group’s employee and non-employee equity compensation plans are share grants without any exercise price or exercise period.  Therefore, the fair value of the share grants at the date of grant approximates the intrinsic value.  The fair value of the employee or non-employee services received in exchange for the grant of the shares is recognized as an expense in the income statement with a corresponding increase in “capital reserve” within equity.

Non-market vesting conditions are included in assumptions about the number of share grants that are expected to vest.  The total expense is recognized over the vesting period, which is the period over which all of the specified vesting conditions are to be satisfied.  At the end of each reporting period, the entity revises its estimates of the number of shares that are expected to vest based on the non-market vesting conditions.  It recognizes the impact of the revision to original estimates, if any, in the income statement, with a corresponding adjustment to equity.

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

GLOBAL SOURCES LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

        (b)           Share grants to team members

The Company issues share grants to former employees and consultants and to the former employees of third party service providers (collectively known as “Team Members”) after they resigned or retired from their respective employment or consultancy service.  Under these plans, the share grants vest over a five-year period on a graded vesting basis, with a percentage of shares vesting each year.  The grantee is subject to the non-compete terms stipulated in the plan.  The Company has the ability to enforce the non-compete agreement by forfeiting the shares if the grantee fails to comply with the non-compete terms.  There is no other vesting condition other than the non-compete terms.

The Company recognizes an intangible asset relating to the non-compete provisions of these awards at the fair value of the respective award.  The intangible asset is amortized over the non-compete period on a straight-line basis (note 2.6 (d)).

2.15           Revenue recognition

The Group derives its revenues from advertising fees in its published trade magazines and websites, sales of trade magazines and reports, fees from licensing its trade and service marks, and organizing exhibitions and business seminars.

Revenue comprises the fair value of the consideration received or receivable for the sale of goods and services in the ordinary course of the Group’s activities.  Revenue is shown net of discounts and after eliminating sales within the Group.  The Group presents the sales taxes imposed on revenue generating transactions on a gross basis in “sales costs”.

The Group recognizes revenue when the amount of revenue can be reliably measured, it is probable that future economic benefits will flow to the entity and when specific criteria have been met for each of the Group’s activities as described below.

Revenues from advertising in trade magazines and websites, net of discounts, are recognized ratably over the period in which the advertisement is displayed.  Revenue from sales of trade magazines and reports is recognized upon delivery of the magazine/report.  Magazine subscriptions received in advance are deferred and recognized as revenue upon delivery of the magazine. Revenue from organizing exhibitions and business seminars is recognized at the conclusion of the event and the related direct event production costs are deferred and recognized as expenses upon conclusion of the event.  When multiple deliverables are contracted under a single arrangement, the Group allocates the total consideration to each unit of accounting based on its relative percentage of the total fair value of all units of accounting included in the arrangement.  Where the Group is unable to determine the fair value of each of the unit in an arrangement, total consideration is allocated by estimating the stand-alone selling price for one performance obligation if a directly observable price exists.

The Group receives royalties from licensing its trade and service marks.  Royalties from license arrangements are earned ratably over the period in which the advertisement is displayed by the licensee. Barter transactions are recorded at the fair value of the merchandise or services received. Where the fair value of the merchandise or services received cannot be measured reliably, the revenue is measured at the fair value of the services rendered.

Interest income is recognized using the effective interest method.

GLOBAL SOURCES LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

2.16           Leases

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases.  The Group leases certain office facilities and exhibition venues under cancelable and non-cancelable operating leases, generally with an option to renew upon expiry of the lease term.  Rentals under operating leases (net of any incentives received from the lessor) are expensed on a straight-line basis over the life of the leases.

2.17           Advertising Expenses

Advertising and promotion expenses are expensed as incurred.

2.18           Transactions with Sales Representatives

The Group utilizes sales representatives in various territories to promote the Group’s products and services.  Under these arrangements, these sales representatives are entitled to commissions as well as marketing fees.  For online and other media services, the commission expense is recognized when the associated revenue is recognized or when the associated accounts receivable are paid, whichever is earlier.  For exhibitions, the commission expense is recognized when the associated revenue is recognized, upon conclusion of the event.

These sales representatives, which are mainly corporate entities, handle collections from clients on behalf of the Group. Included in receivables from these sales representatives are amounts collected on behalf of the Group.

2.19           Accounts payable

Accounts payable are obligations to pay for goods or services that have been acquired in the ordinary course of business from suppliers. Accounts payable are classified as current liabilities if payment is due within one year or less (or in the normal operating cycle of the business if longer). If not, they are presented as non-current liabilities.

Accounts payables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method.

2.20           Dividend distribution

Dividend distribution to the Company’s shareholders is recognised as a liability in the Group’s financial statements in the period in which the dividends are approved by the Company’s shareholders.

3.           Transition to IFRS

These are the Group’s first consolidated financial statements prepared in accordance with IFRSs.

The accounting policies set out in note 2 have been applied in preparing the financial statements for the year ended December 31, 2010, the comparative information presented in these financial statements for the year ended December 31, 2009 and in the preparation of an opening IFRS balance sheet at January 1, 2009 (the Group’s date of transition).

GLOBAL SOURCES LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

In preparing its opening IFRS balance sheet, the Group has adjusted amounts reported previously in financial statements prepared under U.S. GAAP.  An explanation of how the transition from U.S. GAAP to IFRS has affected the Group’s financial position, financial performance and cash flows is set out in the following tables and notes that accompany the tables.

3.1.           Initial elections upon adoption

Set out below are the applicable IFRS 1 exemptions and exceptions applied in the conversion from U.S. GAAP to IFRS.

1.1           IFRS exemption options

1.1.1           Exemption for business combinations

IFRS 1 provides the option to apply IFRS 3, “Business combinations”, prospectively from the transition date or from a specific date prior to the transition date.  This provides relief from full retrospective application that would require restatement of all business combinations prior to the transition date.  The Group elected to apply IFRS 3 prospectively to business combinations occurring after its transition date.  Business combinations occurring prior to the transition date have not been restated.

1.1.2           Exemption for cumulative translation differences

IFRS 1 permits cumulative translation gains and losses to be reset to zero at the transition date.  This provides relief from determining cumulative currency translation differences in accordance with IAS 21, “The effects of changes in foreign exchange rates” from the date a subsidiary or equity method investee was formed or acquired.  The Group elected to reset all cumulative translation gains and losses to zero in opening retained earnings at its transition date.

1.1.3           Non-cash compensation expenses

IFRS 1 provides certain accommodations for applying IFRS 2, “Share-based payment” to equity instruments granted before the date of transition.  In line with the exemption, the Group elected to apply IFRS 2 to unvested equity awards as at January 1, 2009 and all new awards granted after its transition date.  Equity instruments granted on or before November 7, 2002 as well as those equity awards granted after November 7, 2002 but vested before January 1, 2009 have not been restated.

1.2           IFRS mandatory exceptions

Set out below are the applicable mandatory exceptions in IFRS 1 applied in the conversion from U.S. GAAP to IFRS.

1.2.1           Exception for estimates

IFRS estimates as at January 1, 2009 are consistent with the estimates as at the same date made in conformity with U.S. GAAP.

1.2.2           Non-controlling interests

IFRS 1 requires a first time adopter to apply the requirements in IAS 27 in respect of the attribution of total comprehensive income to the owners of the parent and to the non-controlling interests (even if this results in the non-controlling interests having a deficit balance), the accounting for changes in the parent’s ownership

GLOBAL SOURCES LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

interest in a subsidiary that do not result in a loss of control and the accounting for a loss of control over a subsidiary. These are prospectively applied from the date of transition to IFRS.

3.2.           Reconciliations of U.S. GAAP to IFRS

IFRS 1 requires an entity to reconcile equity, comprehensive income and cash flows for prior periods.  The following tables represent the reconciliations from U.S. GAAP to IFRS for the respective periods:

Reconciliation of total equity as of January 1, 2009 and December 31, 2009:

	As at December 31, 2009	As at January 1, 2009

Total equity as reported under U.S. GAAP	$170,973	$146,143
Revenue recognition – Online and other media services	857	2,463
Business combination – Fair value of non-controlling interest (note 28)	(249)	-
Total equity under IFRS	$171,581	$148,606

Reconciliation of total comprehensive income for the year ended December 31, 2009:

Year ended December 31, 2009

Total comprehensive income reported under U.S. GAAP	$17,362
Revenue recognition – Online and other media services (note i)	(1,606)
Non-cash compensation expenses	123
Total comprehensive income under IFRS	$15,879

The impact on the total operating, investing or financing cash flows for the year ended December 31, 2009 arising from the Group’s first-time adoption was the reclassification of $324 interest received from operating cash flows to investing cash flows.

Reconciliation of material adjustments to the balance sheet as at January 1, 2009 and December 31, 2009 is as follows:

	US GAAP	Effect of transition to IFRS	IFRS

As at 1 January 2009

Deferred income and customer prepayments (note i)	$(73,636)	$2,463	$(71,173)
Other reserves (U.S. GAAP: Additional paid in capital and accumulated other comprehensive income) (note ii and iii)	$(136,147)	$(90)	$(136,237)
Retained earnings	$(55,259)	$(2,373)	$(57,632)

GLOBAL SOURCES LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

As at 31 December 2009

Deferred income and customer prepayments (note i)	$(73,841)	$857	$(72,984)
Other reserves (U.S. GAAP: Additional paid in capital and accumulated other comprehensive income) (note ii)	$(141,327)	$(300)	$(141,627)
Retained earnings	$(71,369)	$(557)	$(71,926)

The following explains the material adjustments to the balance sheets and the income statements:

(i)           Revenue recognition – online and other media services

Under U.S. GAAP, the online and other media services are accounted for as one unit of accounting as it does not meet the separation criteria under U.S. GAAP. Therefore, the revenue arising from the rendering of online and other media services is taken as a whole and recognized ratably over the period in which the advertisement is displayed.

Under IFRS, it is necessary to separate the online and print services into identifiable components in order to reflect the substance of the transaction and such separation is appropriate when the identifiable components have standalone value and their fair value can be reliably measured. Accordingly, the revenues for online service and other media service are recognized ratably over the advertisement display period in which the online advertisement is delivered one month earlier than other media advertisement. This resulted in a decrease in revenue by $1,606 for the year ended December 31, 2009 (January 1, 2009: increase in retained earnings by $2,463).

(ii)           Non-cash compensation expenses

Under U.S. GAAP, the definition of employee focuses on and is driven by the legal definition of an employee within certain specific exceptions/exemptions.  The Group has adopted the straight-line method to account for the fair values of share grants to employees.  Thus, the compensation costs associated with share awards with graded vesting to employees were recognized on a straight-line basis over the requisite service period for the entire award. For share grants to non-employees, the Group re-measured the fair value of the share grants to non-employees at each interim financial reporting date before the measurement date, for the purpose of recognizing the non-cash compensation costs during those financial reporting periods. The fair values of the unvested share grants were computed by reference to the closing market price at each of the interim reporting dates. For vested shares, compensation cost was measured using the closing market prices on the vesting dates.

Under IFRS, the definition of employee is broader than under U.S. GAAP and it focuses on the nature of services provided.  Thus, awards granted to non-employees for services under U.S. GAAP will be accounted for in the same way as employee awards for services under IFRS.  Each tranche of an award is treated as a separate grant under IFRS and thus each tranche will be separately measured and attributed to income statement over the related vesting period.

The Group has elected to apply IFRS 2 to unvested equity awards as at January 1, 2009 and all new awards granted after its transition date as allowed by IFRS 1.  The differences in treatment under U.S. GAAP and IFRS resulted in an increase in the total comprehensive income under IFRS by $123 for the year ended December 31, 2009 (January 1, 2009: decrease in retained earnings by $2,315).  Total equity was not changed as a result of these differences.

GLOBAL SOURCES LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

(iii)           Currency translation differences

As allowed by IFRS 1, the Group has elected to reset its cumulative translation adjustment account to zero through an adjustment to opening retained earnings at January 1, 2009.  Accordingly, the translation reserve as at this date of $2,225 under US GAAP is eliminated against retained earnings.  Total equity was not changed as a result of this reclassification.

Such an adjustment to retained earnings is permanent, and gains or losses on subsequent disposals of foreign operations will exclude translation differences that arose before the transition date.  This resulted in an increase in expenses in the income statement by $333 for the year ended December 31, 2009 due to the reversal of US GAAP cumulative translation losses recycled to income statement upon disposal. Total comprehensive income was not changed as a result of these differences.

(iv)           Presentation reclassifications

In addition to the adjustments arising from transition to IFRS explained above, the following reclassification has been made to comparative financial statements in order to conform with current year presentation. Revised presentation is to provide better information to the user of the financial statements and does not result in a change in the Group's income before and after income taxes.

The reclassification is as follows:

•	Content costs of $9,816 have been reclassified from general and administrative costs, combined with community costs and presented as "community and content" costs

•
Information technology support services costs of $6,373 have been reclassified from general and administrative costs, combined with online services development costs and presented as "information technology" costs

•	Amortization of intangibles and software costs of $1,270 were reclassified to general and administrative costs

•	Net foreign exchange gains of $237 were reclassified to general and administrative costs

4.           Financial risk management

The Group’s activities expose it to a variety of financial risks: market risk (including currency risk, fair value interest rate risk, and cash flow interest rate risk), credit risk and liquidity risk.  The Group’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the Group’s financial performance.

Risk management is carried out by a group of senior management personnel. This particular group identifies, evaluates and takes appropriate measures to alleviate financial risks in close co-operation with the Group’s operating units.  The Board of Directors provide direction for overall risk management, covering specific areas, such as foreign exchange risk, interest rate risk, credit risk, use of derivative financial instruments and non-derivative financial instruments, and investment of excess liquidity.

GLOBAL SOURCES LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

(a)           Market risk

(i)           Foreign exchange risk

The Group operates internationally and is exposed to foreign currency risk arising from various currency exposures, primarily with respect to the Chinese Renminbi (“RMB”).  Foreign currency risk arises from commercial transactions, recognised assets and liabilities and net investments in foreign operations.  A majority of the Group’s contracts with customers are denominated and priced in foreign currencies.  The conversion of these contract proceeds to USD could result in losses and reflects the foreign exchange risk assumed by the Group between contract signing and the conversion of cash into USD.

The Group has not engaged in foreign currency hedging activities.  Historically a majority (ranging between 98% to 99%) of the revenue is denominated in USD or is received in the Hong Kong Dollar (“HKD”), which is currently pegged to the USD, the RMB which historically remained relatively stable but strengthened during the past two years against the USD and the New Taiwan Dollar (“TWD”) which is relatively stable against USD.

The Group has certain investments in foreign operations, whose net assets are exposed to foreign currency translation risk.  Currency exposure arising from the net assets of the Group’s foreign operations is managed primarily through identification of the specific risks and taking appropriate measures to alleviate the risk.

At December 31, 2010, if the USD had weakened/strengthened by 3% (2009: 7%) against the RMB with all other variables held constant, profit for the year would have been $799 (2009: $701) higher/lower as a result of foreign currency gains/losses on translation of RMB denominated monetary assets and liabilities.

(ii)           Cash flow and fair value interest rate risk

The Group has no interest-bearing borrowings as of December 31, 2009 and 2010. The Group’s exposure to changes in market interest rates is mainly attributable to its interest-bearing assets including term deposits with banks and cash and cash equivalents. As of December 31, 2010 and December 31, 2009, the term deposits with banks are all fixed interest rate instruments.

(iii)           Credit risk

Credit risk arises from investments in checking and savings accounts, debt securities issued by U.S. Treasury, term deposits with banks, available-for-sale securities, accounts receivable and receivables from sales representatives.

The Company maintains checking, money market accounts, term deposits with banks, debt securities issued by U.S. Treasury held in custody with banks and available-for-sale securities with high quality institutions.  The Company has a large number of customers, operates in different geographic areas and generally does not require collateral on accounts receivable or receivables from sales representatives. The Company generally collects in advance from customers in markets with higher credit risk. In addition, the Company is continuously monitoring the credit transactions and maintains impairment allowance where necessary.

The Group’s maximum exposure to credit risk is represented by the carrying amount of each financial asset in the balance sheet.

GLOBAL SOURCES LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

Bank deposits that are neither past due nor impaired are mainly deposits with banks with high credit-ratings assigned by international credit-rating agencies.  Accounts receivable and receivables from sales representatives that are neither past due nor impaired are substantially companies with a good collection track record with the Group.

(iv)           Liquidity risk

Cash flow forecasting is performed in the operating entities of the Group and aggregated by Group finance.  Group finance monitors rolling forecasts of the Group’s liquidity requirements to ensure it has sufficient cash to meet operational needs.

The Group invests its excess cash in term deposits with commercial banks, U.S. Treasury securities and available-for-sale securities to generate income from interest received as well as capital gains, while the funds are held to support its business.

Generally, the Group holds securities with specified maturity dates such as U.S. Treasury Bills until their maturity.  The Group does not engage in buying and selling of securities with the objective of generating profits on short-term differences in price or for other speculative purposes.  Its objective is to invest to support the Group’s capital preservation strategy.

The Company’s financial liabilities which consist of accounts payable and accrued liabilities are due within 12 months and their contractual undiscounted cash flows approximate their carrying amount as the impact of discounting is not significant.

(v)           Capital risk management

The Group’s objectives when managing capital are to safeguard the Group’s ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital.

In order to maintain or adjust the capital structure, the Group may return capital to shareholders and issue new shares.  Currently the Group has no external borrowings and is not subject to any externally imposed capital requirements.  The Group defines the total equity as the capital of the Group.

(vi)           Fair value estimation

The table below analyses financial instruments carried at fair value, by valuation method.  The different levels have been defined as follows:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.
•	Level 2: inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices).
•	Level 3: inputs for the asset or liability that are not based on observable market data (that is unobservable inputs).

The following table presents the Group’s assets and liabilities that are measured at fair value at December 31, 2009.

	Level 1	Level 2	Level 3	Total
Asset
Available-for-sale securities	$6,423	-	-	$6,423
Total asset	$6,423	-	-	$6,423

GLOBAL SOURCES LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

There were no financial instruments measured at fair value at December 31, 2010.

The fair value of financial instruments traded in active markets is based on quoted market prices at the balance sheet date.  A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service, or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis.  The quoted market price used for financial assets held by the Group is the current bid price.  These instruments are included in level 1.  Instruments included in level 1 comprise primarily or available-for-sale financial assets.

5.           Critical accounting estimates and judgments

Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The Group makes estimates and assumptions concerning the future.  The resulting accounting estimates will, by definition, seldom equal the related actual results.  The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are addressed below.

(a)           Income Taxes

The Group has exposure to income taxes in numerous jurisdictions. Significant judgment is involved in determining the Group-wide provision for income taxes. There are certain transactions and computations for which the ultimate tax determination is uncertain during the ordinary course of business. The Group recognizes liabilities for expected tax issues (note 10) based on reasonable estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recognized, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.

(b)           Goodwill

The Group tests annually whether goodwill has suffered any impairment, in accordance with the accounting policy stated in note 2.6. The recoverable amounts of cash generating units have been determined based on value-in-use calculations. These calculations require the use of estimates (note 13).

There will be no impact to the Group’s results after tax if the post-tax discount rate applied to the discounted cash flows for the acquired subsidiary at December 31, 2010 is raised by 1%, with all other variables including tax rate being held constant.

6.           Segment information

Management has determined the operating segments based on the business activities whose operating results are reviewed by the Group’s chief operating decision maker (“CODM”), which is the Company’s Board of Directors to assess their performance and to make decisions about resources to be allocated to each segment.

The Group considers the business from business segment perspective. The reportable operating segments derive their revenue primarily from the online and other media services and from the exhibitions.

GLOBAL SOURCES LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

Miscellaneous revenue consists mainly of technical services fee income and rental income.  The results of these operations are included in the “all other segments” column.

The CODM assesses the performance of the operating segments based on a measure of profit/loss from operations.  This measurement basis excludes interest income. Other gains or losses comprising gain on sale of available-for-sale financial assets and impairment loss on available-for-sale financial assets are not allocated to segments, as this type of activity is driven by the treasury of the Group, which manages the cash position of the Group.

The segment information provided to the CODM for the reportable segments for the year ended December 31, 2010 is as follows:

	Online and other media services	Exhibitions	All other segments	Total

Revenue from external customers	$122,203	$69,450	$4,996	$196,649
Reportable segment profit from operations	$17,426	$5,069	$3,131	$25,626
Depreciation and amortization	$3,346	$1,580	$1,742	$6,668
Other material non-cash items:
Non-cash compensations expenses.	$1,394	$793	-	$2,187
Additions to property and equipment and intangible assets	$2,676	$1,520	$109	$4,305
Reportable segment assets	$126,114	$94,610	$4,979	$225,703

The segment information for the year ended December 31, 2009 is as follows:

	Online and other media services	Exhibitions	All other segments	Total

Revenue from external customers	$113,775	$55,147	$3,985	$172,907
Reportable segment profit from operations	$10,684	$1,510	$2,235	$14,429
Depreciation and amortization	$4,506	$1,107	$1,732	$7,345
Other material non-cash items:
Non-cash compensations expenses	$1,177	$571	-	$1,748
Additions to property and equipment and intangible assets	$2,753	$9,635	$97	$12,485
Reportable segment assets	$166,247	$99,663	$5,683	$271,593

GLOBAL SOURCES LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

The segment information as at January 1, 2009 is as follows:

	Online and other media services	Exhibitions	All other segments	Total

Reportable segment assets	$160,962	$76,973	$7,117	$245,052

The revenue from external parties reported to the CODM is measured in a manner consistent with that in the income statement.

Revenue from barter transactions was $2,604 and $2,327 for the years ended December 31, 2009 and 2010, respectively.  Similarly, the expenses from barter transactions were $3,137 and $2,439 for the years ended December 31, 2009 and 2010, respectively.

The amounts provided to the CODM with respect to total assets are measured in a manner consistent with that of the financial statements.  These assets are allocated based on the operations of the segment.  For the purposes of monitoring segment performance and allocating resources between segments, the CODM monitors the total assets attributable to each segment.

A reconciliation of the reportable segment profit to profit before income taxes is provided as follows:

	2010	2009

Total profit or loss for reportable segments	25,626	14,429

Unallocated amounts:
Interest income	510	981
Gain on sale of available-for-sale securities	1,223	-
Profit before income taxes	27,359	15,410

Revenues from external customers are derived mainly from online and other media services and from the exhibitions.  The online and other media services comprise online services and print services.  Technical services fee income and rental income are included in the “miscellaneous”.

Breakdown of the revenue from all services is as follows:

	2010	2009

Revenues
Online services	$96,125	$84,271
Print services	26,078	29,504
Exhibitions	69,450	55,147
Miscellaneous	4,996	3,985
	$196,649	$172,907

GLOBAL SOURCES LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

Geographic information

Revenues by geographic locations are based on the location of the customer.  Segment assets are based on the location of the assets.  Non-current assets exclude investments and deferred income tax assets.

	2010	2009

Revenues
China	$148,418	$123,878
Rest of Asia	41,228	41,919
United States	5,947	5,978
Europe	382	286
Others	674	846
	$196,649	$172,907

	December 31,	December 31,	January 1,
	2010	2009	2009

Non-current assets
China and rest of Asia	$89,519	$89,454	$84,218
	$89,519	$89,454	$84,218

There are no revenues derived from transactions with a single external customer that amounted to 10% or more of the Group’s revenue (2009: nil).

7.           Interest income

	2010	2009

Interest income
Treasury bills and balances with banks	$103	$56
Term deposits with banks	407	919
Available-for-sale financial assets	-	6
	$510	$981

GLOBAL SOURCES LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

8.           Expenses by nature

	2010	2009

Depreciation of property and equipment (note 12)	$5,379	$6,232
Amortization of intangible assets (note 13)	1,289	1,137
Total depreciation and amortisation	$6,668	$7,369

Employee benefit expenses (note 9)	24,778	24,226
Rental expense on operating leases	13,739	12,489
Content, community and administrative services fees	25,215	23,503
Advertising costs	8,945	8,884
Sales commissions and marketing fees	57,173	52,884
Business tax	8,801	4,411
Legal and professional fees	987	1,218
Magazine, printing and mailing	4,012	5,885
Materials and supplies	9,168	7,469
Other expenses	11,537	10,140
Total operating expenses	$171,023	$158,478

9.           Employee benefit expenses

	2010	2009

Wages and salaries	$20,346	$19,795
Retirement contribution plans	1,318	1,242
Non-cash compensation expenses (note 21)	2,257	2,312
Other employee’s benefits	857	877
	$24,778	$24,226

10.           Income tax expense

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

The Company received an exemption from Bermuda taxation under the Exempted Undertakings Tax Protection Act, 1996 (as amended) of Bermuda until March 28, 2016. The Company’s subsidiary in Dubai, United Arab Emirates has been granted a fifty year tax holiday in Dubai since it is located in a Free Trade Zone, which may be subject to further renewal upon expiry of the initial fifty-year period in 2057. The Group did not utilize these tax holidays as of January 1, 2009, December 31, 2009 and December 31, 2010.

GLOBAL SOURCES LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

Income tax expense for the year consists of:

	2010	2009
Current tax:
Current foreign tax on profits for the year	$1,357	$783
Total current tax	$1,357	$783

Deferred foreign tax benefit (note 15)	(240)	(285)
Income tax expense	$1,117	$498

The tax on the Group’s profit before income taxes differs from the theoretical amount that would arise using the statutory income tax rate of 0% as follows:

	2010	2009

Profit before income taxes	$27,359	$15,410
Tax calculated at statutory income tax rate of 0% (2009: 0%)	-	-
Tax effect of:
Foreign income and revenues taxed at higher rates	1,117	513
Impact of change in enacted tax rates	-	(15)
Income tax expense	$1,117	$498

The Company’s subsidiaries are subject to taxation in Hong Kong, the People’s Republic of China, Singapore and other jurisdictions. There are certain open tax assessments as of December 31, 2010. The tax returns of the Company’s subsidiaries remain open to assessment in the following major tax jurisdictions: Hong Kong SAR – for the years 2003 to 2010, Singapore – for the years 2009 to 2010 and the People’s Republic of China – for the years 2006 to 2010.

11.           Earnings per share

(a)           Basic

Basic earnings per share is calculated by dividing the profit attributable to equity holders of the Company by the weighted average number of ordinary shares in issue during the year excluding ordinary shares purchased by the Company and held as treasury shares

	2010	2009

Profit attributable to equity holders of the Company	$25,251	$14,294

Weighted average number of ordinary shares in issue	40,283,874	44,546,226

Basic earnings per share ($ per share)	$0.63	$0.32

GLOBAL SOURCES LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

 (b)           Diluted

Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume the effects of all dilutive potential ordinary shares.  The dilutive potential ordinary shares of the Company consist of share grants.

For share grants, a calculation is done to determine the number of shares that could have been acquired at fair value (determined as the average annual market share price of the Company’s shares) based on the monetary value of the outstanding share grants.  The number of shares so calculated is compared against the number of shares that would have been issued assuming the exercise of the shares granted.  The difference is added to the denominator as an issue of ordinary share for no consideration.  No adjustment is made to earnings (the numerator).

	2010	2009

Profit attributable to equity holders of the Company	$25,251	$14,294

Weighted average number of ordinary shares in issue	40,283,874	44,546,226
Adjustments for share grants	1,409,742	1,205,211
Weighted average number of ordinary shares for diluted earnings per share	41,693,616	45,751,437

Diluted earnings per share ($ per share)	$0.61	$0.31

GLOBAL SOURCES LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

12.           Property and equipment

	Buildings	Leasehold improvement	Computer equipment, software, fixtures, fittings and office equipment and reusable trade show booths	Motor vehicles	Capital work-in-progress	Total

Year ended December 31, 2009
Cost
Opening balance	$75,830	$11,202	$30,015	$176	$49	$117,272
Exchange differences	-	59	288	24	-	371
Additions	-	530	672	164	10	1,376
Reclassification	-	44	15	-	(59)	-
Business acquisition (note 28)	-	-	22	20	-	42
Disposals and write-off	-	-	(401)	(141)	-	(542)
Total cost	$75,830	$11,835	$30,611	$243	$-	$118,519

Year ended December 31, 2009
Accumulated depreciation
Opening balance	$2,281	$7,839	$24,406	$89	$-	$34,615
Exchange differences	11	59	271	-	-	341
Additions	1,732	1,404	3,033	63	-	6,232
Disposals and write-off	-	-	(395)	(89)	-	(484)
Total accumulated depreciation	$4,024	$9,302	$27,315	$63	$-	$40,704

Net book amount	$71,806	$2,533	$3,296	$180	$-	$77,815

Year ended December 31, 2010
Cost
Opening balance	$75,830	$11,835	$30,611	$243	$-	$118,519
Exchange differences	1,566	263	1,419	1	-	3,249
Additions	-	36	2,368	100	14	2,518
Disposals and write-off	-	-	(55)	(35)	-	(90)
Total cost	$77,396	$12,134	$34,343	$309	$14	$124,196

Year ended December 31, 2010
Accumulated depreciation
Opening balance	$4,024	$9,302	$27,315	$63	$-	$40,704
Exchange differences	93	244	1,350	-	-	1,687
Additions	1,743	1,223	2,361	52	-	5,379
Disposals and write-off	-	-	(53)	(35)	-	(88)
Total accumulated depreciation	$5,860	$10,769	$30,973	$80	$-	$47,682

Net book amount	$71,536	$1,365	$3,370	$229	$14	$76,514

During 2004, the Company entered into an agreement to purchase approximately 9,000 square meters of office space in a commercial building in Shenzhen, China. The building is situated on a leasehold land. The lease period of the land is 50 years, commencing from year 2002. At the end of the lease period, the building together with land will revert to

GLOBAL SOURCES LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

the local government authority. The construction was completed and the property was put in use during the year 2005. Depreciation of the property commenced during the year 2005. This building is depreciated on a straight-line basis over the remaining lease term. The depreciation expense on the said building amounted to $414 and $414 during the years ended December 31, 2009 and 2010, respectively. The carrying amounts of the said building at January 1, 2009, December 31, 2009 and December 31, 2010 were $17,830, $17,416 and $17,001, respectively.

During 2007, the Company purchased approximately 1,939 square meters of office space in a commercial building in Shenzhen, China. The building is situated on a leasehold land. The lease period of the land is 50 years, commencing from year 2002. At the end of the lease period the building together with the land will revert to the local government authority. The delivery of the office space to the Company was completed in 2007. The depreciation on this property commenced during 2007. The building is depreciated on a straight-line basis over the remaining lease term. The depreciation expense on the said building amounted to $180 and $182 during the years ended December 31, 2009 and 2010, respectively. The carrying amounts of the said building at January 1, 2009, December 31, 2009 and December 31, 2010 were $7,172, $6,990 and $7,080, respectively.

In 2008, the Company purchased approximately 6,365 square meters of office space in a commercial building in Shenzhen, China. The building is situated on a leasehold land. The lease period of the land is 50 years, commencing from year 2002. At the end of the lease period, the building together with the land will revert to the local government authority. Depreciation of the property commenced during the year 2008. This building is depreciated on a straight-line basis over the remaining lease term. The depreciation expense on the said building amounted to $821 and $830 during the years ended December 31, 2009 and 2010, respectively. The carrying amounts of the said building at January 1, 2009, December 31, 2009 and December 31, 2010 were $36,350, $35,520 and $35,892, respectively.

In 2008, the Company purchased approximately 22,874 square feet of office space, together with 6 car parking spaces, in a commercial building in Hong Kong S.A.R.. The lease period of the land is 55 years, commencing from year 1991. Depreciation of the property commenced during the year 2008, and is being depreciated on a straight-line basis over the remaining lease term. The depreciation expense on the said building amounted to $317 and $317 during the years ended December 31, 2009 and 2010, respectively. The carrying amounts of the said building at January 1, 2009, December 31, 2009 and December 31, 2010 were $12,197, $11,880 and $11,563, respectively.

The total carrying amount of the above four office properties as of December 31, 2010 and December 31, 2009 were $71,536 and $71,806 respectively. The total market values of the above four office properties as of December 31, 2010 and as of December 31, 2009 were $136,416 and $113,402, respectively, based on independent valuation reports. The market valuations of the four properties as of December 31, 2010 were performed by Savills Valuation and Professional Services Limited, Hong Kong.

GLOBAL SOURCES LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

13.           Intangible assets

	Trademarks	Contractual backlog and others	Non-compete agreements	Goodwill	Total

Year ended December 31, 2009
Cost
Opening balance	$-	$-	$-	$-	$-
Additions	5,464	339	2,809	2,497	11,109
Total cost	$5,464	$339	$2,809	$2,497	$11,109

Year ended December 31, 2009
Accumulated amortization
Opening balance	$-	$-	$-	$-	$-
Additions	-	-	1,137	-	1,137
Total accumulated amortization	$-	$-	$1,137	$-	$1,137

Net book amount	$5,464	$339	$1,672	$2,497	$9,972

Year ended December 31, 2010
Cost
Opening balance	$5,464	$339	$2,809	$2,497	$11,109
Additions	-	-	1,787	-	1,787
Write-off	-	-	(23)	-	(23)
Total cost	$5,464	$339	$4,573	$2,497	$12,873

Year ended December 31, 2010
Accumulated amortization
Opening balance	$-	$-	$1,137	$-	$1,137
Additions	390	339	560	-	1,289
Write-off	-	-	(2)	-	(2)
Total accumulated amortization	$390	$339	$1,695	$-	$2,424

Net book amount	$5,074	$-	$2,878	$2,497	$10,449

The Company has recognized intangible assets relating to non-compete agreements with its former employees and team members at fair values as discussed in note 2.14 (b) and note 21. The Company amortizes these intangible assets on straight-line basis over the non-compete term which is specified in the award. Trademarks and contractual backlog and others are acquired in a business combination discussed in note 28.

GLOBAL SOURCES LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

The amortization expense included in the income statement is analyzed as follows:

	2010	2009

Sales	$148	$223
Community and content	43	111
General and administration	1,084	787
Information and technology	14	16
Total (note 8)	$1,289	$1,137

Impairment test for goodwill:

Goodwill is allocated to the Group’s cash-generating units (“CGUs”) identified according to operating segments.

An operating segment-level summary of the goodwill allocation is:

	December 31,	December 31,
	2010	2009

Exhibition, Shenzhen PRC	$2,497	$2,497

The recoverable amount of CGU has been determined based on value-in-use calculations. These calculations use cash flow projections by management covering five-year period. Cash flows beyond the five-year period are extrapolated using the estimated growth rates. The growth rate did not exceed the long-term average growth rate for the business in which the CGU operates.

Key assumptions used for value-in-use calculations in 2010 and 2009 are as follows:

•	Revenue growth rate of 8% (2009: 3%)

•	Discount rate of 15% (2009: 13%) applied to the post-tax cash flow projections

•	Growth rate beyond five years of 1.5% (2009: 2%)

•	Gross margin rate at 37% to 42% (2009: 36%)

These assumptions have been used for the analysis of each CGU within the operating segment.

Management determined revenue growth rate based on past performance and its expectations of market developments. The discount rates used reflect specific risks relating to the relevant operating segments.

There was no impairment to goodwill as at December 31, 2010 and December 31, 2009.

GLOBAL SOURCES LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

14.           Financial assets, available-for-sale and long term investments

(a)           Financial assets, available-for-sale

	2010	2009

At January 1	$6,423	$60,786
Disposals	(6,751)	(55,258)
Fair value gains recognized in other comprehensive income	328	895
At December 31	$-	$6,423

Financial assets, available-for-sale include the followings:

	December 31, 2010	December 31, 2009	January 1, 2009

Listed securities:
U.S Treasury bills	$-	$-	$55,258
Other securities	-	6,423	5,528
	$-	$6,423	$60,786

Financial assets, available-for-sale are denominated in the following currencies:

	December 31, 2010	December 31, 2009	January 1, 2009

US dollar	$-	$6,423	$60,786
	$-	$6,423	$60,786

The maximum exposure to credit risk at the reporting date is the carrying value of the debt securities classified as available for sale.

None of these financial assets is either past due or impaired (2009: nil).

(b)           Long term investments

As at January 1 2009, December 31, 2009 and December 31, 2010, the Company holds equity instruments carried at $100 in a privately held unaffiliated electronic commerce company for business and strategic purposes. The investment is accounted for under the cost method since the ownership is less than 20%, the Company does not have the ability to exercise significant influence over the investee and the fair value cannot be reliably measured.  The Company’s policy is to regularly review the carrying values of the non-quoted investments and to identify and provide for when circumstances indicate impairment other than a temporary decline in the carrying values of such assets has occurred.

GLOBAL SOURCES LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

15.           Deferred tax assets

Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current income tax assets against current income tax liabilities and when the deferred income taxes relate to the same fiscal authority.  The amounts, determined after appropriate offsetting, are shown on the balance sheets as follows:

	December 31, 2010	December 31, 2009	January 1, 2009

Deferred tax assets:
Deferred tax asset to be recovered after more than 12 months	$496	$446	$232
Deferred tax assets to be recovered within 12 months	8	12	73
	$504	$458	$305
Deferred tax liabilities:
Deferred tax liabilities to be settled after more than 12 months	$1,397	1,591	272
	$1,397	$1,591	$272
Deferred tax (liabilities)/assets	$(893)	$(1,133)	$33

The gross movement on the deferred income tax account is as follows:

	2010	2009

At January 1	$(1,133)	$33
Credited/(charged) to the income statement	240	285
Acquisition of business (note 28)	-	(1,451)
At December 31	$(893)	$(1,133)

The movement in deferred income tax assets and liabilities during the year, without taking into consideration the offsetting of balances within the same tax jurisdiction, is as follows:

Deferred tax assets	Provisions and expenses	Tax losses	Other	Total

At January 1, 2009	$220	$57	$28	$305
Credited/(charged) to the income statement	90	76	(13)	153
At December 31, 2009	$310	$133	$15	$458

Credited/(charged) to the income statement	(44)	22	68	46
At December 31, 2010	$266	$155	$83	$504

GLOBAL SOURCES LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

Deferred tax liabilities	Accelerated tax depreciation	Fair value adjustments on acquisition of business	Total

At January 1, 2009	$272	$-	$272
Charged/(credited) to the income statement	(132)	-	(132)
Acquisition of business	-	1,451	1,451
At December 31, 2009	$140	$1,451	$1,591

Charged/(credited) to the income statement	(11)	(183)	(194)
At December 31, 2010	$129	$1,268	$1,397

Deferred income tax assets are recognised for tax loss carry-forwards to the extent that the realisation of the related tax benefit through future taxable profits is probable.

The Group did not recognize deferred income tax assets of $7,731 (December 31 2009: $7,385; January 1, 2009: $6,749) in respect of losses amounting to $26,274 (December 31, 2009: $24,586; January 1, 2009: $$21,239) that can be carried forward against future taxable income. Losses amounting to $24,619 (December 31, 2009: $22,964; January 1, 2009: $19,654) expire by 2020, and the remaining losses have no expiry date.

16.           Prepaid expenses and other current assets

	December 31, 2010	December 31, 2009	January 1, 2009

Non-current portion:
Employee housing loans (i)	$-	$88	$102
Club memberships	216	272	272
Deferred expenses – exhibition	1,847	997	900
Rental, utility and other deposits	493	310	287
	$2,556	$1,667	$1,561

Current portion:
Unsecured employee loans (ii)	$26	$20	$39
Temporary advances to employees (iii)	47	-	57
Prepaid expenses	1,281	721	943
Deferred expenses	15,660	11,361	12,896
Other current assets	3,255	1,501	2,578
	$20,269	$13,603	$16,513

(i)
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

GLOBAL SOURCES LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

(ii)	The loans for the lease of residence are unsecured, interest free and are repayable in equal monthly installments over the period of the lease, typically less than or equal to twelve months.

There were no loans due from the Company’s directors and executive officers as at January 1, 2009, December 31, 2009 and December 31, 2010.

(iii)	Other temporary advances to staff are unsecured, interest free and are generally repayable within twelve months.

The fair value of club membership, employee housing loans, employee loans and other receivables at the reporting date approximates its carrying value of each asset mentioned above.

17.           Inventories

	December 31, 2010	December 31, 2009	January 1, 2009

Stock of paper, at costs	$435	$600	$1,306
	$435	$600	$1,306

The cost of inventories recognised as expense and included in community and content amounted to $910 and $1,357 for the years ended December 31, 2010 and 2009 respectively.

18.           Accounts receivables and receivables from sales representatives

	December 31, 2010	December 31, 2009	January 1, 2009

Accounts receivables	$4,511	$3,772	$6,790
Less: provision for impairment of accounts receivables	(592)	(334)	(765)
Accounts receivables – net	3,919	3,438	6,025

Receivables from sales representatives	8,248	5,607	5,574
	$12,167	$9,045	$11,599

The fair values of accounts receivables and receivables from sales representatives are as follows:

	December 31, 2010	December 31, 2009	January 1, 2009

Accounts receivables	$3,919	$3,438	$6,025
Receivables from sales representatives	8,248	5,607	5,574
	$12,167	$9,045	$11,599

As of January 1, 2009, December 31, 2009 and December 31, 2010, receivables from sales representatives of $5,574, $5,607 and $8,248, respectively, were neither past due nor impaired while accounts receivables of $6,025, $3,438 and $3,919, respectively, were past due but not impaired.  These relate to a number of independent sales representatives

GLOBAL SOURCES LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

and customers for whom there is no recent history of default.  The aging analysis of these accounts receivables is as follows:

	December 31, 2010	December 31, 2009	January 1, 2009

Up to 3 months	$3,037	$2,991	$4,780
3 to 6 months	576	293	932
Over 6 months	306	154	313
	$3,919	$3,438	$6,025

As of January 1, 2009, December 31, 2009 and December 31, 2010, trade receivables of $765, $334 and $592, respectively, were impaired and provided for.  The individually impaired receivables mainly relate to certain customers for online and other media services, which are in unexpectedly difficult economic situations.  The aging of these accounts receivables is as follows:

	December 31, 2010	December 31, 2009	January 1, 2009

Up to 3 months	$129	$112	$224
3 to 6 months	157	68	228
Over 6 months	306	154	313
	$592	$334	$765

Movements on the Group provision for impairment of accounts receivables are as follows:

	2010	2009

At January 1	$334	$765
Provision for receivable impairment	502	146
Receivables written off during the year as uncollectible	(244)	(577)
At December 31	$592	$334

The creation and release of provision for impaired receivables have been included in sales costs in the income statement.  Amounts charged to the allowance account are generally written off, when there is no expectation of recovering additional cash.

The maximum exposure to credit risk at the reporting date is the carrying value of each class of receivable mentioned above.  The Group does not hold any collateral as security.

GLOBAL SOURCES LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

19.           Cash, bank balances and financial assets, available-for-sale

	December 31, 2010	December 31, 2009	January 1, 2009

Cash at bank and on hand	$26,653	$19,864	$23,669
U.S. Treasury securities with original maturities of less than three months	59,327	70,077	37,777
Term deposits and short-term highly liquid investments with original maturities of three months or less	15,318	1,612	8,779
Cash and cash equivalents	101,298	91,553	70,225

Term deposits with original maturities of over three months	1,411	60,357	-
U.S. Treasury securities with original maturities of over three months	-	-	55,258
Other securities	-	6,423	5,528
Total	$102,709	$158,333	$131,011

Included in cash and cash equivalents at December 31, 2009, is an amount of $756 (January 1, 2009 and December 31, 2010: nil) which has been reserved for payment of certain liabilities in connection with the acquisition of eMedia South China Limited (note 28).

20.           Share capital and treasury shares

	Number of common shares			Amount
	Issued share capital	Treasury shares	Issued share capital	Treasury shares	Share premium

At January 1, 2009	51,376,335	(6,875,000)	$514	$(50,000)	$39,985

Issuance of common shares under Equity Compensation Plans	51,307	-	-	-	-
At December 31, 2009	51,427,642	(6,875,000)	$514	$(50,000)	$39,985

Issuance of common shares under Equity Compensation Plans	141,898	-	2	-	-
Common shares	-	(11,121,000)	-	(100,089)	-
At December 31, 2010	51,569,540	(17,996,000)	$516	$(150,089)	$39,985

The authorised share capital of the Company as at January 1, 2009, December 31, 2009 and December 31, 2010 is 75,000,000 common shares of $0.01 par value.  As at January 1, 2009, December 31, 2009 and December 31, 2010, the Company has 44,501,335, 44,552,642 and 33,573,540 common shares outstanding, respectively. The share premium of $39,985 as at January 1, 2009, December 31, 2009 and December 31, 2010 is recognised under capital reserves in note 23.

On February 4, 2008, the Board of Directors of the Company authorized a program to buyback up to $50,000 worth of common shares. The Company may, from time to time, as business conditions warrant, purchase shares in the open market or through private transactions. The buyback program does not obligate the Company to buyback any

GLOBAL SOURCES LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

specific number of shares and may be suspended or terminated at any time at management’s discretion. The timing and amount of any buyback of shares will be determined by management based on its evaluation of market conditions and other factors. As of January 1, 2009, December 31, 2009 and December 31, 2010, the Company has not bought back any of its shares under this program.

As approved by the Board of Directors of the Company at their meeting held on 10 and 11 November 2008, the Company repurchased 6,875,000 issued and outstanding common shares at a total purchase price of $50,000 or $8.00 per share pursuant to a tender offer available for all shareholders to participate in 2008.  The Company is holding the repurchased shares as treasury shares.

On 24 June 2010, the Board of Directors of the Company authorized a program to repurchase 11,121,000 of its common shares by tender offer at purchase price of $9.00 per share. Accordingly, in August 2010, the Company completed the repurchase and paid a total purchase consideration of $100,089. The Company is holding the repurchased shares as treasury shares.

On February 12, 2009, the Company announced a one for ten bonus share issue on the Company’s outstanding common shares. Shareholder of record on February 27, 2009 received one additional common share for every ten common shares held, of face value of $0.01 each. The bonus share have been distributed on or about March 31, 2009. The Company has accounted for the bonus share issue as a stock split and retrospectively reclassified $47 from other reserves to common share capital as of January 1, 2009. All common shares and earnings per share amounts in the consolidated financial statements and related notes have been retroactively adjusted to reflect the one for ten bonus share issue for all periods presented.

21.           Non-cash compensation

On December 30, 1999, the Company established The Global Sources Employee Equity Compensation Trust (the “Trust”) for the purpose of administering monies and other assets to be contributed by the Company to the Trust for the establishment of equity compensation and other benefit plans, including the Equity Compensation Plans Numbers I to VII described below.  The Trust is administered by Appleby Services (Bermuda) Ltd (previously known as “Harrington Trust Limited” and then as “Appleby Trust (Bermuda) Ltd.”) (the “Trustee”).  The Trustee in the exercise of its power under the Declaration of Trust may be directed by the Equity Compensation Plan committee, including the voting of securities held in the Trust. The Board of Directors of the Company will select the members of the Equity Compensation Plan committee.

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

GLOBAL SOURCES LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

Eligible employees, directors and non-employees (consultants, advisers and the employees of third party independent contractors) under ECP V are awarded grants of shares, the numbers of which are determined by the Equity Compensation Plan committee.

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

The non-cash compensation expenses associated with the above awards are recognized over the five or six year vesting term as applicable from the respective award dates.

Eligible employees and non-employees under ECP VI are awarded after they resigned or retired from their respective employment or consultancy service, one-time grants of Global Sources Ltd. common shares, the numbers of which are determined by the Equity Compensation Plan committee.

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

During the year ended December 31, 2010 the Company recorded $13 (2009: $764) amortization of intangible assets associated with the awards under ECP VI.

Eligible employees, directors and non-employees under ECP VII are awarded grants of Global Sources Ltd. common shares, the numbers of which are determined by the Equity Compensation Plan committee periodically. Entitlement of the employees and directors to these common shares is subject to employment and vesting terms. Entitlement of non-employees to these common shares is subject to continued services provided by the non-employees and vesting terms.

The Equity Compensation Plan committee approved the awards of common shares under ECP VII on January 1, 2002 and made further awards on various dates subsequently. The non-cash compensation expenses associated with the above awards are recognized over the six years vesting term from the respective award dates.

The ECP 2007 Master Plan was approved by the Company’s shareholders on May 8, 2006. The ECP 2007 Master Plan commenced with effect on January 1, 2007 and, unless terminated earlier by the Company’s Board of Directors, will expire on December 31, 2012. The Company’s employees, directors, consultants and the Company’s independent contractors’ employees are eligible to be awarded grants of the Company’s common shares under the ECP 2007 Master Plan. The grantees and the number of shares to be awarded, and the vesting rules and other terms and conditions, are to be as determined by the Plan Committee, which is authorized under the ECP 2007 Master Plan to issue

GLOBAL SOURCES LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

supplementary or subsidiary documents to set out and evidence such vesting rules and other terms and conditions. The total number of shares to be issued under the ECP 2007 Master Plan is subject to a limit of 3,000,000 common shares.

On November 7, 2006, the Company filed a Form S-8 Registration Statement under the Securities Act of 1933, with the U.S. Securities and Exchange Commission, for up to 3,000,000 common shares to be issued under the ECP 2007 Master Plan.

On March 6, 2007, the Plan Committee approved and issued “The Global Sources Share Grant Award Plan” as a supplementary or subsidiary document to the ECP 2007 Master Plan. Under the plan, the Plan Committee is to determine who will be granted awards of shares and the number of shares to be awarded to them, and the vesting schedule for such awards. The plan commenced with effect on March 6, 2007, and will terminate upon the expiration or termination of the ECP 2007 Master Plan, or upon the liquidation of the Company, or upon termination by the Plan Committee, whichever is the earliest to occur. The Plan Committee approved awards of common shares under the plan during the years 2007 to 2010 to employees and non-employees (consultants and the employees of third party independent contractors). The non-cash compensation expenses associated with the awards are recognized over the six year vesting term of the award.

On March 6, 2007, the Plan Committee approved and issued “The Global Sources Retention Share Grant Plan” as a supplementary or subsidiary document to the ECP 2007 Master Plan. Persons eligible to receive grants under the plan are persons who have been the employees, directors or consultants for at least five years, who retire “in good standing” (as determined by the Plan Committee), and who would otherwise have their unvested shares (under any applicable equity compensation plans) forfeited upon retirement. The Plan Committee is to determine who amongst eligible persons will be granted awards of common shares. The number of common shares to be awarded to such grantees is calculated according to a formula defined in the plan, and will vest in equal installments over a period of five years after retirement, subject to certain non-compete terms and the grantees remaining “in good standing”. There is no other vesting condition other than the non-compete terms. The plan commenced with effect from March 6, 2007, and will terminate upon the expiration or termination of the ECP 2007 Master Plan, or upon the liquidation of the Company, or upon termination by the Plan Committee, whichever is the earliest to occur.

The Plan Committee approved awards of common shares under the plan during 2007 to 2010. The Company recognizes the intangible asset relating to the non-compete provisions of each of the above awards at the fair value of the respective award. The intangible asset is amortized over the non-compete period on a straight-line basis.

During the year ended December 31, 2010 the Company recorded amortization of intangible assets of $545 (2009: $373) associated with the awards under The Global Sources Retention Share Grant Plan.

On April 24, 2009, the Plan Committee approved and issued “The Global Sources Directors Share Grant Award Plan” as a supplementary or subsidiary document to the ECP 2007 Master Plan. Persons eligible to receive grants under the plan are directors of the Company. Under the plan, the Plan Committee is to determine who amongst the directors of the Company will be granted awards of shares and the number of shares to be awarded to them. Any shares awarded will not vest immediately, but only at the end of four years after such effective date as may be specified by the Plan Committee (or in accordance with such other vesting schedule as may be determined by the Plan Committee). The plan commenced with effect on April 24, 2009, and will terminate upon the expiration or termination of the ECP 2007 Master Plan, or upon the liquidation of the Company, or upon termination by the Plan Committee, whichever is the earliest to occur. The Plan Committee awarded 21,000 common shares (comprising 3,000 common shares each) and 21,000 common shares (comprising 3,000 common shares each) to the seven directors of the Company in June 2009 and January 2010, respectively.

GLOBAL SOURCES LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

The non-cash compensation expenses as of December 31, 2010, associated with the above awards under the plan are recognized over the four year vesting term of the award.

As of January 1, 2009, December 31, 2009 and December 31, 2010, there was $7,598, $5,752 and $4,386, respectively, of unrecognized non-cash compensation cost associated with the awards under the above ECP plans, excluding the awards under ECP VI and The Global Sources Retention Share Grant Plan, which are expected to be recognized over the next six years.

As of December 31, 2009 and December 31, 2010, there was $1,672 and $2,878 balance of intangible asset, respectively, associated with the awards under the ECP VI and The Global Sources Retention Share Grant Plan, which is expected to be amortized over the next five years.

The Company’s non-vested shares as of December 31, 2009 and 2010 and changes during the year ended December 31, 2009 and 2010 were as follows:

	ECP V Grant Plan		ECP VI Grant Plan		ECP VII Grant Plan		The Global Sources Share Grant Award Plan		The Global Sources Retention Share Grant Plan		The Global Sources Directors Share Grant Award Plan
	Number of shares	Weighted average grant date fair value	Number of shares	Weighted average grant date fair value	Number of shares	Weighted average grant date fair value	Number of shares	Weighted average grant date fair value	Number of shares	Weighted average grant date fair value	Number of shares	Weighted average grant date fair value

Non-vested at January 1, 2009	11,196	$7.85	14,934	$6.68	1,157,101	$5.98	846,571	$12.31	50,982	$11.41	-	-
Granted	32,680	$4.14	-	-	-	-	407,740	$4.33	188,988	$7.44	21,000	$7.62
Vested	(15,439)	$4.67	(9,077)	$6.37	(391,831)	$4.59	(40,770)	$12.82	(10,487)	$11.50	-	-
Forfeited	(2,640)	$6.17	-	-	(102,030)	$6.68	(120,384)	$9.21	-	-	-	-
Non-vested at December 31, 2009	25,797	$5.22	5,857	$7.17	663,240	$6.69	1,093,157	$9.66	229,483	$8.14	21,000	$7.62

Non-vested at January 1, 2010	25,797	$5.22	5,857	$7.17	663,240	$6.69	1,093,157	$9.66	229,483	$8.14	21,000	$7.62
Granted	18,790	$7.93	2,500	$7.42	-	-	314,639	$6.96	221,782	$7.87	21,000	$6.63
Vested	(12,889)	$6.80	(5,857)	$7.17	(289,851)	$6.07	(94,993)	$12.45	(47,654)	$8.33	-
Forfeited	(4,400)	$6.17	-	-	(32,956)	$7.40	(199,093)	$9.71	(11,963)	$7.18	-
Non-vested at December 31, 2010	27,298	$6.18	2,500	$7.42	340,433	$7.15	1,113,710	$8.64	391,648	$7.99	42,000	$7.13

GLOBAL SOURCES LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

The total fair value of shares vested during the years ended December 31, 2009 and 2010 were as follows:

Year ended December 31,	ECP V Grant Plan	ECP VI Grant Plan	ECP VII Grant Plan	The Global Sources Share Grant Award Plan	The Global Sources Retention Share Grant Plan	The Global Sources Directors Share Grant Award Plan	Total
2009	$66	$47	$1,942	$205	$66	$-	$2,326
2010	$89	$38	$1,814	$597	$373	$-	$2,911

Non-cash compensation expenses associated with the employee and team member Equity Compensation Plans and Global Sources Directors Share Grant Award Plan included under various categories of operating expenses are approximately as follows: sales: $545 (2009: $691), community and content: $284 (2009: $228), general and administrative $1,089 (2009: $566), and information and technology: $269 (2009: $263).

22.           Directors Purchase Plan

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

GLOBAL SOURCES LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

The Directors Purchase Plan (updated effective as of January 1, 2009) expired on August 4, 2010.

All the monies received under the Director Purchase Plan are credited to other reserve upon receipt. Upon issuance of shares under the plan, the par value of the issued shares is transferred from additional paid in capital to common share capital.

During the year ended December 31, 2009, the Company refunded $134 to a deceased director’s estate as previously exercised purchase rights expired and lapsed.

23.           Other reserves

	Accumulated other comprehensive income
	Fair value reserve	Currency translation reserve	Capital reserve	Total

At January 1, 2009	$-	$-	$136,237	$136,237
Fair value gains (note 14)	895	-	-	895
Currency translation differences	-	72	-	72
Non-cash compensation	-	-	1,748	1,748
Refund of share subscription received in advance under director purchase plan	-	-	(134)	(134)
Capitalisation of intangible assets relating to non-compete clause in share awards to non-employees (note 13)	-	-	2,809	2,809
At December 31, 2009	$895	$72	$140,660	$141,627

GLOBAL SOURCES LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

At January 1, 2010	$895	$72	$140,660	$141,627
Fair value gains (note 14)	328	-	-	328
Reclassification to income statement on disposal of available-for-sale financial asset	(1,223)	-	-	(1,223)
Currency translation differences	-	2,008	-	2,008
Non-cash compensation	-	-	2,187	2,187
Capitalisation of intangible assets relating to non-compete clause in share awards to non-employees, net (note 13)	-	-	1,766	1,766
Issuance of shares	-	-	(2)	(2)
At December 31, 2010	$-	$2,080	$144,611	$146,691

24.           Deferred income and customer prepayments

	December 31, 2010	December 31, 2009	January 1, 2009

Non-current portion:
Advertising	$4,034	-	-
Exhibitions	2,676	2,516	3,044
	$6,710	$2,516	$3,044
Current portion:
Advertising	55,610	43,555	41,024
Exhibitions, subscription and others	35,007	29,429	30,149
	$90,617	$72,984	$71,173

25.           Accrued liabilities

	December 31, 2010	December 31, 2009	January 1, 2009

Salaries, wages and commissions	$1,795	$1,936	$1,770
Retirement defined contribution accruals	847	784	791
Liabilities for incentive plan	1,459	1,429	1,370
Printing, paper and bulk mailing costs	354	365	526
Sales commissions and fees to third parties	3,964	3,160	4,780
Business taxes	3,381	2,266	-
Others	2,469	1,645	2,342
	$14,269	$11,585	$11,579

GLOBAL SOURCES LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

27.           Commitments

(a)           Capital commitment

Capital expenditure contracted for at the end of the reporting period but not yet incurred is as follows:

	2010	2009

Purchase of property and equipment	$118	$311
Total	$118	$311

(b)           Operating lease commitments – group company as lessee

The Company leases office facilities and exhibition venues under cancelable and non-cancelable operating leases generally with an option to renew upon expiry of the lease term.

The future aggregate minimum lease rental payments under non-cancelable operating leases for office premises are as follows:

	2010	2009

No later than 1 year	$123	$786
Later than 1 year and no later than 5 years	27	21
Later than 5 years	-	-
Total	$150	$807

During the first quarter of 2007, the Group entered into a number of venue license agreements for exhibition events amounting to $44,396 in payments over five and a half years. The agreements are cancelable under force majeure conditions, or upon notice and payment of cancellation charges to the other party. In May 2010, the Group entered into a number of venue license agreements for our exhibition events amounting to a gross value of approximately $16,657 in payments over five years. Again, in December 2010, the Group entered into a number of venue license agreements for our exhibition events amounting to a gross value of approximately $3,333 in payments over four years. The agreements are cancelable under force majeure or other specified conditions, or upon notice and payment of cancellation charges to the other party. The amounts paid will be expensed when the related events are held. As of December 31, 2010, the Group have paid approximately $26,556 under these agreements.

GLOBAL SOURCES LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

In addition, in 2009 and 2010, the Group entered into several agreements for the venue rental for future exhibition events to be held in 2011 to 2014 amounting to $4,145. The amounts paid under these agreements as of December 31, 2010 were $1,121.

28.           Business combinations

Acquisition of eMedia South China Limited

In December 2009, eMedia Asia Ltd. (a subsidiary of the Group) acquired the entire issued share capital of eMedia South China Limited (previously known as “UBM South China Limited”), a company incorporated in the Hong Kong Special Administrative Region, which holds a 70% equity interest in Shenzhen Herong GS Exhibitions Co., Ltd. (previously known as Shenzhen Herong UBM Exhibition Co., Ltd.).

Shenzhen Herong GS Exhibition Co., Ltd incorporated in the People’s Republic of China (PRC) operates a trade show in the PRC known as the “China International Optoelectronic Expo”. With this acquisition, eMedia Asia Ltd.’s portfolio of media products for the Chinese electronic engineering community further complements the Group’s own multi-channel media network for professionals in China’s electronics industry.

The Company accounted for this acquisition as a business combination. As the Company gained control over eMedia South China Limited on December 24, 2009, the results of operations of eMedia South China Limited were consolidated from this date onwards.

The Company has allocated the purchase price to the acquired net assets based on fair values as follows:

Consideration
Cash	$5,836
Liabilities assumed	756
$6,592
Effect on cash flows of the Group

Cash paid (as above)	$5,836
Less: Cash and cash equivalents in subsidiary acquired	(3,020)
Cash outflow on acquisition	$2,816

GLOBAL SOURCES LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

Recognized amounts of identifiable assets acquired and liabilities assumed
Cash and cash equivalents	3,020
Equipment, office furniture and motor vehicles (note 12)	42
Accounts receivables	34
Trademarks (note 13)	5,464
Contractual backlog and others (note 13)	339
Goodwill (note 13)	2,497
Total assets	$11,396

Accounts payables	(638)
Current tax liabilities	(42)
Deferred tax liabilities	(1,451)
Total liabilities	$(2,131)
Total identifiable net assets	$9,265
Less: fair value of non-controlling interest	(2,673)
Total	$6,592

Acquisition related costs included in general and administrative expenses in the consolidated statement of income for the year ended December 31, 2009	(309)

In accordance with IFRS 3R, the fair value of the identifiable assets, liabilities and contingent liabilities was determined provisionally for the acquisition of eMedia South China Limited as of December 31, 2009. Given the size and complexity of the acquisition, additional information was obtained as part of the process of finalizing the purchase price allocation during the 12-month period allowed under IFRS 3R. This resulted in certain aspects of the purchase price allocation being revisited to reflect finalization of the allocation process. The impact of these revisions on the acquired net assets is as follows:

	As reported		Revised
	December 31,	Adjustments	December 31,
	2009	2009	2009

Cash and cash equivalents	$3,020	-	$3,020
Equipment office furniture and motor vehicles	42	-	42
Trade and other receivables	260	(226)	34
Intangible assets	7,098	(1,295)	5,803
Goodwill	-	2,497	2,497
Trade and other payables	(638)	-	(638)
Current tax liabilities	(42)	-	(42)
Deferred tax liabilities	-	(1,451)	(1,451)
Fair value of non-controlling interest	(2,922)	249	(2,673)
	$6,818	$(226)	$6,592

GLOBAL SOURCES LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

Represented by:
Cash paid	$5,836	-	$5,836
Liabilities assumed	982	(226)	756
	$6,818	$(226)	$6,592

All the above fair value adjustments have been recorded with effect from the date of acquisition by restating the 2009 reported balance sheet. There is no impact on the income statement for the year ended December 31, 2009 due to the above fair value adjustments.

The liabilities assumed of $756 relates to liabilities incurred by the Group to the former owner of eMedia South China Limited. The fair value of trade and other receivables is $34 of which none is expected to be uncollectible.

The fair value of the non-controlling interest in eMedia South China Limited, an unlisted company, was estimated by applying the income approach.  The fair value estimates are based on:

•	an assumed discount rate of 13% per annum
•	long-term sustainable growth rate of 2%
•	an assumed 15% discount to the equity value of the non-controlling interest due to lack of control and lack of marketability that market participants would consider.

The acquired subsidiary contributed revenue of $nil and net income of $nil to the Company for the period from December 24, 2009 to December 31, 2009. If the acquisition had occurred on January 1, 2009, the Group’s revenue and net income for the year ended December 31, 2009 would have been $176,248 and $15,866, respectively.

29.           Related party transactions

The following transactions were carried out with related parties:

(a)           Purchases of services

	2010	2009

Rental and building maintenance services received from subsidiaries of a major shareholder of the Company	$1,378	$1,339
Reimbursement of membership fees from a subsidiary of a major shareholder of the Company for use of club membership	30	30
Purchases of investment consultancy services from subsidiaries of a major shareholder of the Company	50	50
Total	$1,458	$1,419

GLOBAL SOURCES LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

(b)           Key management compensation

The compensation paid or payable to key management for employee services is shown below:

	2010	2009

Wages, salaries, bonus and fees	$3,203	$3,142
Retirement contribution plans	62	47
Non-cash compensation expenses	1,300	971
Other benefits	28	31
Total	$4,593	$4,191

30.           Event after the reporting periods

On April 2, 2011, the Company's subsidiary, eMedia Asia Limited in which the Company owns 60.1% equity interest, acquired 100% interest in Canon Communications Asia Pte Ltd and Beijing Reed Advertising Services Co., Ltd., which together own EDN-China, EDN-Asia and certain other associated publication titles and websites from Canon Communications LLC, a subsidiary of United Business Media Limited, for a cash consideration of approximately $4,000. Acquisition related costs of approximately $250 have been incurred and will be recorded under general and administrative expenses in the consolidated income statement for the year ending December 31, 2011.

With the acquisition of EDN-China and EDN-Asia, eMedia Asia Limited further expands the reach of its multi-channel media network that serves to advance the design capability and competitiveness of electronics manufacturers in Asia and throughout China. Details of the fair value of assets acquired and liabilities assumed, the amount of goodwill to be recorded and the effect on the cash flows for the Group are not disclosed, as the accounting for this acquisition is still in progress at the time these financial statements have been authorised for issue. The acquired entities will be consolidated with effect from the date of acquisition.

31.           Recent accounting pronouncements

At the date of presentation of these financial statements, the following new standards, amendments and interpretations have been issued, and are relevant for the Group’s accounting periods beginning on or  after January 1, 2011 and which the Group did not early adopt :

•
IFRS 9, “Financial instruments”, issued in November 2009.  This standard is the first step in the process to replace IAS 39, “Financial instruments - recognition and measurement”.  IFRS 9 introduces new requirements for classifying and measuring financial assets and is likely to affect the Group’s accounting for its financial assets.  The standard is not applicable until January 1, 2013 but is available for early adoption.

The Group is yet to assess IFRS 9’s full impact.  However, initial indications are that it may affect the Group’s accounting for its debt available-for-sale financial assets, as IFRS 9 only permits the recognition of fair value gains and losses in other comprehensive income if they relate to equity investments that are not held for trading.  Fair value gains and losses on available-for-sale debt investments, for example, will therefore have to be recognized directly in profit or loss.  In the current reporting period, the Group recognized $328 of such gains in other comprehensive income.

GLOBAL SOURCES LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

•
Revised IAS 24 (revised), “Related party disclosures”, issued in November 2009.  It supersedes IAS 24, “Related party disclosures”, issued in 2003.  IAS 24 (Revised) is mandatory for periods beginning on or after January 1, 2011.  Earlier application, in whole or in part, is permitted.

The revised standard clarifies and simplifies the definition of a related party and removes the requirement for government-related entities to disclose details of all transactions with the government and other government-related entities.  The Group will apply the revised standard from January 1, 2011.  The adoption of this revised standard is not expected to have any impact on the Company’s consolidated financial statements.

The following new standards, amendments and interpretations have been published and are mandatory for the Group’s accounting periods beginning on or after January 1, 2011 or later periods but are not relevant for the Group’s operations:

•	IFRIC 14, ‘Prepayments of a minimum funding requirement’
•	Amendments to IFRS 7, ‘Disclosures – Transfer of financial assets’
•	Improvements to IFRS 2010 (annual improvements project)

ITEM 9.	THE OFFER AND LISTING

Price history of stock

The following table sets forth the high and low per share closing prices for our common shares for the periods indicated, as adjusted for the one for ten bonus share issues announced on February 16, 2004, March 1, 2005, March 6, 2006, March 5, 2007, December 20, 2007 and on February 12, 2009.

Period	High	Low
Year 2006	$13.53	$6.38
Year 2007	$32.14	$11.49
Year 2008	$26.68	$4.18
Year 2009	$7.97	$3.30
Year 2010	$11.04	$6.00
First Quarter 2009	$5.45	$3.30
Second Quarter 2009	$7.97	$3.67
Third Quarter 2009	$7.89	$6.32
Fourth Quarter 2009	$7.07	$6.34
First Quarter 2010	$7.16	$6.00
Second Quarter 2010	$8.20	$6.20
Third Quarter 2010	$8.77	$6.49
Fourth Quarter 2010	$11.04	$7.26
First Quarter 2011	$11.91	$9.02
December 2010	$11.04	$8.94
January 2011	$10.29	$9.02
February 2011	$11.91	$9.43
March 2011	$11.73	$9.59
April 2011	$12.78	$10.97
May 2011	$12.48	$10.07

Markets

Our shares are listed and traded under the symbol “GSOL” on Nasdaq.

ITEM 10.	ADDITIONAL INFORMATION

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

Description of shareholder rights attaching to our common shares

The Company is registered with the Bermuda Registrar of Companies with registration number 27310. It has the usual objects and powers of a Bermuda exempt company, found in its Memorandum of Association, empowering it to, among other things, deal in goods of all kinds, and to acquire, hold and dispose of all forms of real property outside Bermuda, and personal property worldwide, including intellectual property. Our authorized share capital consists of 75,000,000 common shares, par value $0.01 per share. A bonus share distribution of one share for every ten shares was issued to all of our shareholders of record on February 27, 2009 and distributed on or about March 31, 2009.  As of April 30, 2011, we had a total of 51,700,553 common shares issued, comprising 33,704,553 common shares outstanding and 17,996,000 common shares held as treasury shares.

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

Dividend Rights

Under Bermuda law, a company may declare and pay dividends unless there are reasonable grounds for believing that the company is, or after the payment would be, unable to pay its liabilities as they become due or that the realizable value of the company’s assets would thereby be less than the aggregate of its liabilities and its issued share capital and share premium accounts.

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

However, to the extent that any premium is payable on the purchase, the premium must be provided out of the funds of the company that would otherwise be available for dividend or distribution or out of a company’s share premium account. Any common shares purchased by a company are treated as cancelled and the amount of the company’s issued capital is diminished by the nominal value of the shares accordingly but shall not be taken as reducing the amount of the company’s authorized share capital. However, pursuant to recent changes to the Companies Act, effective December 29, 2006, a company may purchase its own shares, to be held as treasury shares, if authorized to do so by its memorandum of association or bye-laws. A proposed resolution for the amendment of our bye-laws, to authorize us to purchase our own shares, to be held as treasury shares, was put forth to our shareholders for approval at our Annual General Meeting, held on June 18, 2007 (Hong Kong time). The resolution was approved by our shareholders, so we are now able to acquire our own shares and hold them as treasury shares, subject always of course to the provisions of the Companies Act, to our bye-laws, to the securities laws of the United States and to the rules of Nasdaq. On February 4, 2008, we announced via a press release that our board of directors had authorized a program to repurchase up to $50 million of our common shares in the open market or through private transactions, from time to time, as business conditions warrant, but on the basis that we are not obligated to repurchase any specific number of shares and that the program may be suspended or terminated at any time at our management’s discretion. The timing and amount of the repurchase of shares (if any) will be determined by our management, based on its evaluation of market conditions and other factors. As of April 30, 2011, no repurchases of our common shares have been made under this program.

On November 21, 2008, we commenced a tender offer for the purchase of up to 6.25 million of our common shares, or approximately 13.4% of our total common shares then outstanding, at a total purchase price of up to $50.0 million or $8.00 per share. The tender offer expired on December 19, 2008. Our common shares that were properly tendered and not properly withdrawn were greater than the number of shares that we offered to purchase. Consequently, we accepted for purchase on a pro rata basis 6.25 million of the shares properly tendered and not properly withdrawn by shareholders. We are holding the repurchased shares as treasury shares, which are disclosed as such on our balance sheet as of December 31, 2010.

On June 30, 2010, we commenced a tender offer for the purchase of up to 11,121,000 of our common shares, or approximately 24.9% of our total outstanding common shares as of April 30, 2010, at a total purchase price of up to $100,089,000 or $9.00 per share. The tender offer expired on July 28, 2010. Our common shares that were properly tendered and not properly withdrawn were greater than the number of shares that we offered to purchase. Consequently, we accepted for purchase on a pro rata basis 11,107,023 and on an “odd lot” basis 13,977 of the shares properly tendered and not properly withdrawn by shareholders. We are holding the repurchased shares as treasury shares, which are disclosed as such on our balance sheet as of December 31, 2010.

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

Our bye-laws provide that our register of shareholders is required to be open for inspection during normal business hours by shareholders without charge and to members of the general public on the payment of a fee. A company is required to maintain its share register in Bermuda but may, subject to the provisions of the Companies Act, establish one or more branch register outside of Bermuda. We have established a branch register with our transfer agent, Computershare Trust Company, N.A., 250 Royall Street, Canton, MA 02021, U.S.A.

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

Registrar or Transfer Agent

Our transfer agent and branch registrar is Computershare Investor Services, LLC. In addition to a register held by Computershare Trust Company, N.A., a register of holders of the shares is maintained by Appleby in Bermuda located at Canon’s Court, 22 Victoria Street, Hamilton HM 12, Bermuda.

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

Material Contracts

We do not believe any of our outstanding contracts to be material to the operation of our company, taken as a whole.

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

As an exempted company, we and our Bermuda subsidiaries are liable to pay in Bermuda an annual government fee calculated on a sliding scale basis by reference to our and our Bermuda subsidiaries’ respective assessable capital, which is the aggregate of our and our Bermuda subsidiaries’ respective authorized share capital and the premium on our and our Bermuda subsidiaries’ respective issued shares. For each of the years 2010 and 2011, the applicable annual government fees were US$10,455.00 per year for us and US$1,995.00 per company per year for each of our two Bermuda subsidiaries. These amounts have already been paid.

Documents on Display

Where You May Find More Information

We are required to comply with the reporting requirements of the Securities Exchange Act of 1934, as amended, applicable to a foreign private issuer. We will file annually a Form 20-F no later than six months after the close of our fiscal year, which is December 31. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. We will furnish our shareholders with annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with International Financial Reporting Standards (“IFRS”). We may, although we are not obligated to do so, furnish our shareholders with quarterly reports by mail with the assistance of a corporate services provider, which may include unaudited interim financial information. We may discontinue providing quarterly reports at any time without prior notice to our shareholders.

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

These reports and other information may also be inspected at the offices of the NASDAQ Global Market, 1735 K Street, N.W., Washington, D.C. 20006.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Our activities expose us to a variety of financial risks: market risk (including currency risk, fair value interest rate risk, and cash flow interest rate risk), credit risk and liquidity risk.  Our overall risk management program focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on our financial performance.

Risk management is carried out by a group of senior management personnel. This particular group identifies, evaluates and takes appropriate measures to alleviate financial risks in close co-operation with our operating units.  The board of directors provide direction for overall risk management, covering specific areas, such as foreign exchange risk, interest rate risk, credit risk, use of derivative financial instruments and non-derivative financial instruments, and investment of excess liquidity.

(a)           Market risk

(i)           Foreign exchange risk

We operate internationally and are exposed to foreign currency risk arising from various currency exposures, primarily with respect to the Chinese Renminbi (“RMB”).  Foreign currency risk arises from commercial transactions, recognised assets and liabilities and net investments in foreign operations.  A majority of our contracts with customers are denominated and priced in foreign currencies.  The conversion of these contract proceeds to USD could result in losses and reflects the foreign exchange risk assumed by us between contract signing and the conversion of cash into USD.

We have not engaged in foreign currency hedging activities.  Historically a majority (ranging between 98% to 99%) of the revenue is denominated in USD or is received in the Hong Kong Dollar (“HKD”), which is currently pegged to the USD, the RMB which historically remained relatively stable but strengthened during the past two years against the USD and the New Taiwan Dollar (“TWD”) which is relatively stable against USD.

We have certain investments in foreign operations, whose net assets are exposed to foreign currency translation risk.  Currency exposure arising from the net assets of our foreign operations is managed primarily through identification of the specific risks and taking appropriate measures to alleviate the risk.

At December 31, 2010, if the USD had weakened/strengthened by 3% (2009: 7%) against the RMB with all other variables held constant, profit for the year would have been $799 (2009: $701) higher/lower as a result of foreign currency gains/losses on translation of RMB denominated monetary assets and liabilities.

(ii)           Cash flow and fair value interest rate risk

We have no interest-bearing borrowings as of December 31, 2010 and 2009. Our exposure to changes in market interest rates is mainly attributable to our interest-bearing assets including term deposits with banks and cash and cash equivalents. As of December 31, 2010 and December 31, 2009, the term deposits with banks are all fixed interest rate instruments.

(iii)           Credit risk

Credit risk arises from investments in checking and savings accounts, debt securities issued by U.S. Treasury, term deposits with banks, available-for-sale securities, accounts receivable and receivables from sales representatives.

We maintain checking, money market accounts, term deposits with banks, debt securities issued by U.S. Treasury held in custody with banks and available-for-sale securities with high quality institutions.  We have a large number of customers, operate in different geographic areas and generally do not require collateral on accounts receivable or receivables from sales representatives. We generally collect in advance from customers in markets with higher credit risk. In addition, we are continuously monitoring the credit transactions and maintain impairment allowance where necessary.

Our maximum exposure to credit risk is represented by the carrying amount of each financial asset in the balance sheet.

Bank deposits that are neither past due nor impaired are mainly deposits with banks with high credit-ratings assigned by international credit-rating agencies.  Accounts receivable and receivables from sales representatives that are neither past due nor impaired are substantially companies with a good collection track record with us.

In the year ended December 31, 2010 and December 31, 2009, we derived more than 90% of our revenue from customers in the Asia-Pacific region. We expect that a majority of our future revenue will continue to be generated from customers in this region. Future political or economic instability in the Asia-Pacific region could negatively impact our business.

(iv)           Liquidity risk

Cash flow forecasting is performed in our operating entities and aggregated by our finance personnel.  Our finance personnel monitor rolling forecasts of our liquidity requirements to ensure it has sufficient cash to meet operational needs.

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

Our financial liabilities which consist of accounts payable and accrued liabilities are due within 12 months and their contractual undiscounted cash flows approximate their carrying amount as the impact of discounting is not significant.

(v)            Capital risk management

Our objectives when managing capital are to safeguard our ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital.

In order to maintain or adjust the capital structure, we may return capital to shareholders and issue new shares.  Currently we have no external borrowings and are not subject to any externally imposed capital requirements.  We define the total equity as our capital.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES – (Not applicable)

PART II

All financial information contained in this document is expressed in United States Dollars, unless otherwise stated.

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES – (Not applicable)

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS – (Not applicable)

ITEM 15.	CONTROLS AND PROCEDURES

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

Based on the foregoing, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2010, the end of the period covered by this report, our disclosure controls and procedures were effective.

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

Management evaluated the effectiveness of our internal control over financial reporting as of December 31, 2010 using the framework set forth in the report of the Treadway Commission’s Committee of Sponsoring Organizations (“COSO”), “Internal Control — Integrated Framework.”

Based on the foregoing, management has concluded that our internal control over financial reporting was effective as of December 31, 2010. Our independent registered public accounting firm, PricewaterhouseCoopers LLP, has issued an audit report on our internal control over financial reporting, which is included herein.

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

During 2010, the Company did not grant any waiver, including any implicit waiver, from any provision of the Code of Ethics to the chief executive officer, chief financial officer, chief accounting officer or controller or other person performing similar functions.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

PricewaterhouseCoopers LLP served as our independent registered public accounting firm from August 2008.

The following table shows the aggregate audit fees, audit-related fees, tax fees and all other fees for the services provided by PricewaterhouseCoopers LLP for 2009 and 2010:

	Year ended December 31,
	2010	2009
Audit fees	$959,022	$777,817
Audit-related fees	142,459	-
Total	$1,101,481	$777,817
Tax fees	27,926	24,009
All other fees	-	-
Total fees	$1,129,407	$801,826

Audit fees include fees associated with the review of the Company’s annual financial statements and services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years.

There were no audit-related fees billed to the Company by PricewaterhouseCoopers LLP for the fiscal year ended December 31, 2009. The audit-related fees billed to the Company by PricewaterhouseCoopers LLP for the fiscal year ended December 31, 2010, primarily consisted of professional services in relation to the Company’s implementation of International Financial Reporting Standards.

Tax fees for year 2009 for tax compliance, tax advice and tax planning consisted of review of tax returns for five subsidiaries of the Company, filing of quarterly VAT returns for a subsidiary and permissible tax consulting and tax compliance advice. For year 2010 such fees consisted of review of tax returns for five subsidiaries of the Company, filing of Quarterly VAT returns for a subsidiary and permissible tax consulting and tax compliance advice.

Audit Committee’s Pre-approval Policies and Procedures

Our Audit Committee nominates and engages our independent auditors to audit our financial statements. Our Audit Committee also requires management to obtain the Audit Committee’s approval on a case-by-case basis before engaging our independent auditors to provide any audit or permitted non-audit services to us or our subsidiaries.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES (Not applicable)

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Issuer purchases of equity securities
Period	Total number of shares purchased	Average price paid per share ( in U.S. Dollars)	Total number of shares purchased as part of publicly announced plans or programs	Maximum number (or approximate dollar value) of shares that may yet be purchased under the plans or programs
December 1, 2008 to December 31, 2008	6,250,000	8.0	6,250,000	Nil
August 1, 2010 to August 31, 2010	11,121,000	9.0	11,121,000	Nil

On November 21, 2008, we commenced a tender offer for the purchase of up to 6.25 million of our common shares, or approximately 13.4% of our total common shares then outstanding, at a total purchase price of up to $50.0 million or $8.00 per share. The tender offer expired on December 19, 2008. Our common shares that were properly tendered and not properly withdrawn were greater than the number of shares that we offered to purchase. Consequently, we accepted for purchase on a pro rata basis 6.25 million of the shares properly tendered and not properly withdrawn by shareholders. We are holding the repurchased shares as treasury shares, which are disclosed as such on our balance sheet as of December 31, 2010.

On June 30, 2010, we commenced a tender offer for the purchase of up to 11,121,000 of our common shares, or approximately 24.9% of our total outstanding common shares as of April 30, 2010, at a total purchase price of up to $100,089,000 or $9.00 per share. The tender offer expired on July 28, 2010. Our common shares that were properly tendered and not properly withdrawn were greater than the number of shares that we offered to purchase. Consequently, we accepted for purchase on a pro rata basis 11,107,023 and on an “odd lot” basis 13,977 of the shares properly tendered and not properly withdrawn by shareholders. We are holding the repurchased shares as treasury shares, which are disclosed as such on our balance sheet as of December 31, 2010.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT - (Not applicable)

ITEM 16G.	CORPORATE GOVERNANCE – (Not applicable)

PART III

All financial information contained in this document is expressed in United States Dollars, unless otherwise stated.

ITEM 17.	FINANCIAL STATEMENTS

– (Not applicable)

ITEM 18.	FINANCIAL STATEMENTS

As provided in Item 8, the Company has presented financial statements in accordance with International Financial Reporting Standards in lieu of Item 18.

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

14.5	Press release dated February 16, 2004 to announce the bonus share issue by Global Sources Ltd. ##
14.6	Press release dated March 1, 2005 to announce the bonus share issue by Global Sources Ltd. #####
14.7	Press release dated March 6, 2006 to announce the bonus share issue by Global Sources Ltd. ######
14.8	Press release dated March 5, 2007 to announce the bonus share issue by Global Sources Ltd. #######
14.9	Press release dated December 20, 2007 to announce the bonus share issue by Global Sources Ltd. ########
14.10	Press release dated February 4, 2008 to announce share buyback program #########
14.11	Press release dated February 12, 2009 to announce the bonus share issue by Global Sources Ltd. ##########
14.12	Letter to Securities and Exchange Commission from the Company’s previous Independent Registered Public Accountants. ++++++++

___________________

*	Incorporated by reference to Form 20-F Annual Report of Global Sources Ltd. filed with the Securities and Exchange Commission on June 30, 2000.
**	Incorporated by reference to Form 20-F Annual Report of Global Sources Ltd. filed with the Securities and Exchange Commission on April 5, 2001.
***	Incorporated by reference to Form S-8 Registration Statement filed with the Securities and Exchange Commission on June 1, 2001.
****	Incorporated by reference to Form 6-K filed with the Securities and Exchange Commission on April 25, 2002.
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

GLOBAL SOURCES LTD.
By:	/s/ Connie Lai
Connie Lai, Chief Financial Officer

Date: June 27, 2011