Form 20-F
GLOBAL SOURCES LTD /BERMUDA
filed 2012-04-26
CIK 1110650

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 20-F

(Mark One)
[    ]           Registration Statement Pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934
OR
[ X ]	Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2011.
OR
[    ]           Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

OR
[ ]	Shell Company Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
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

33,979,600 common shares, $0.01 par value, outstanding as of February 29, 2012.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act

Yes ☐	No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Yes ☐	No ☒

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

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes ☐	No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

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

TABLE OF CONTENTS

GENERAL INFORMATION

Page

PART I

PART II

PART III

ITEM 17.	FINANCIAL STATEMENTS	126
ITEM 18.	FINANCIAL STATEMENTS	126
ITEM 19.	EXHIBITS	127

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

SPECIAL NOTE ON OUR FINANCIAL INFORMATION PRESENTED IN THIS ANNUAL REPORT

Our consolidated financial statements included in this Annual Report on Form 20-F have been prepared in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. We adopted IFRS effective as at December 31, 2010. Our consolidated financial statements as of and for the year ended December 31, 2009 were originally prepared in accordance with generally accepted accounting principles in the United States, or U.S. GAAP, and were restated in accordance with IFRS for comparative purposes only.

In accordance with rule amendments adopted by the U.S. Securities Exchange Commission (“the SEC”), which became effective on March 4, 2008, we do not provide a reconciliation to U.S. GAAP. Furthermore, pursuant to the transitional relief granted by the SEC in respect of the first-time adoption of IFRS, we have only provided financial information for three fiscal years ended December 31, 2009, December 31, 2010 and December 31, 2011 in this Annual Report as presented under IFRS.

All financial information contained herein is expressed in United States Dollars, unless otherwise stated.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
– (Not applicable)

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE
– (Not applicable)

ITEM 3.	KEY INFORMATION

Selected Financial Data

The following tables present the selected historical financial data of our company as of and for each of the years in the three-year period ended December 31, 2011. The selected financial information as of and for the years ended December 31, 2009, 2010 and 2011 set forth below are derived from, should be read in conjunction with, and are qualified in their entirety by reference to, the section entitled “Operating and Financial Review and Prospects” and our audited consolidated financial statements and related notes, which are included elsewhere in this document. The consolidated statements of income data for each of the three years ended December 31, 2009, 2010 and 2011 and selected consolidated balance sheet data as of December 31, 2010 and 2011 are derived from, and qualified by reference to, our audited consolidated financial statements included elsewhere in this document. The selected consolidated balance sheet data as of December 31, 2009 are derived from our audited financial statements not included in this document.

As disclosed above under “Special Note on Our Financial Information In This Annual Report”, our consolidated financial statements as of and for the years ended December 31, 2009, 2010 and 2011 have been prepared and presented in accordance with IFRS, as issued by the International Accounting Standards Board.

	Year ended December 31,
	2011	2010	2009
	(In U.S. Dollars Thousands, Except Number of Shares and per Share Data)
Income Statement Data:
Revenue
Online and other media services	$141,475	$122,203	$113,775
Exhibitions	77,973	69,450	55,147
Miscellaneous	5,617	4,996	3,985
	225,065	196,649	172,907
Operating Expenses:
Sales (Note 1)	81,363	71,923	63,740
Event production	24,637	21,875	18,385
Community and content (Note 1)	34,078	31,923	34,524
General and administrative (Note 1)	40,660	33,463	30,045
Information and technology (Note 1)	12,607	11,839	11,784
Total Operating Expenses	193,345	171,023	158,478
Profit from Operations	31,720	25,626	14,429
Interest income	360	510	981
Gain on sale of available-for-sale securities	—	1,223	—
Profit before income taxes	32,080	27,359	15,410
Income tax expense	(1,613)	(1,117)	(498)
Net profit	30,467	26,242	14,912
Net profit attributable to non-controlling interests	(991)	(991)	(618)
Net profit attributable to the Company’s shareholders	$29,476	$25,251	$14,294
Basic net profit per share attributable to the Company’s shareholders	$0.87	$0.63	$0.32
Diluted net profit per share attributable to the Company’s shareholders	$0.83	$0.61	$0.31
Cash dividends declared per share	—	—	—
Shares used in basic net profit per share calculations	33,742,648	40,283,874	44,546,226
Shares used in diluted net profit per share calculations	35,385,218	41,693,616	45,751,437

	As at December 31,
	2011	2010	2009
	(In U.S. Dollars Thousands Except Number of Shares)
Balance Sheet Data:
Cash and cash equivalents	$81,903	$101,298	$91,553
Financial assets, available-for-sale	$13,250	$—	$6,423
Total assets (Note 2)	$276,330	$225,703	$271,593
Net assets	$138,554	$102,460	$171,581
Long-term debt, less current portion	$9,800	$8,107	$4,107
Total Company shareholders’ equity (Note 2)	$129,673	$94,295	$164,067
Common share capital	$518	$516	$514
Common shares outstanding (Note 2)	33,793,948	33,573,540	44,552,642
__________________

(Note 1)
Non-cash compensation expenses associated with the employee and non-employee equity compensation plans, Global Sources Directors Share Grant Award Plan included under various categories of expenses are approximately as follows: sales expenses: $737 (2010: $545 ; 2009: $691), community and content: $234 (2010: $284 ; 2009: $228), general and administrative: $1,528 (2010: $1,089 ; 2009: $556), and information and technology expenses: $278 (2010: $269 ; 2009: $263).

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

The risk factors set forth below are organized into three categories:  “Industry Risks”, “Company Risks” and “Investment Risks.”  Within each of these categories, the individual risk factors are arranged in a sequence which roughly corresponds with our view as to their order of significance, beginning with those that we consider to be of higher significance.

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

The international markets in which we operate are subject to risks, including:

•	fluctuations in regional and/or global economic conditions;

•	fluctuations in the availability of trade finance;

•	fluctuations in currency exchange rates;

•	governments could increase trade protection measures including tariffs, quotas, import duties or taxes, thereby significantly reducing demand for imported goods;

•	political instability;

•	the threat of terrorist attacks;

•	conflicting and/or changing legal and regulatory requirements;

•	restrictions placed on the operations of companies with a foreign status;

•	significant changes in tax laws and regulations (or the interpretation, practice or policies in respect thereof by tax authorities), tax rates and tax reporting requirements;

•	the loss of revenues, property and equipment from expropriation, nationalization, war, insurrection, terrorism and other political risks;

•	adverse governmental actions, such as restrictions on transfers of funds; and

•	oil embargoes or significant increases in oil prices.

In 2011, we derived approximately 93% of our revenues from customers in the Greater China region.  We expect that a majority of our future revenues will continue to be generated from customers in this region.  At the time of the Asian economic crisis of 1997 and 1998, and the global financial crisis of 2008 and 2009, our revenues and operating results were adversely affected, and our sales declined.  Future reductions in trade between Greater China and the world may cause our business to be harmed and our revenues to decrease.

The mainland China market is key to our current and future success and political instability in this market could seriously harm our business and reduce our revenue.

Our customers in mainland China accounted for approximately 79% of our total revenues in 2011. Our dependence on revenue from the mainland China market is significant, and adverse political, legal or economic changes in mainland China may harm our business and cause our revenues to decline.

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

Exports from mainland China are key to our current and future success and uncompetitive cost conditions in this market, or a potential backlash against mainland Chinese-made products arising from inadequate product safety and quality standards, and/or fraudulent behavior by sellers, could reduce our revenue and seriously harm our business.

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

Search result listings are determined and displayed in accordance with a set of formulas or algorithms developed by the particular Internet search site.  The algorithms determine the order of the listing of results in response to the user’s Internet search.  From time to time, search sites revise these algorithms.  In some instances, these modifications may cause our websites to be listed less prominently in unpaid search results, which will result in decreased traffic from search site users to our websites.

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

In addition to legal restrictions on the use of e-mail, Internet service providers, various operators of Internet mailbox services, anti-spam organizations and others typically attempt to block the transmission of unsolicited e-mail and are increasing the number and volume of unsolicited e-mails they are blocking.  With this increasing vigilance also comes an increased rate of “false positives”, i.e. legitimate e-mails being wrongly identified as “spam.”  If an Internet or other service provider or software program identifies e-mail from us (or from our clients to whom we have provided “@globalsources.com” e-mail addresses) as “spam”, we could be placed on a restricted list that would block our e-mails to our actual or potential customers or users who maintain e-mail accounts with these Internet service or other providers or who use these software programs or our e-mails could be routed to bulk folders and ignored.  If we are unable to communicate by e-mail with our actual or potential customers or users as a result of legislation, blockage of our e-mails, routing of our e-mails to bulk folders, or otherwise, our business, operating results and financial condition could be harmed.

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

Furthermore, the relationship between regulations governing domain names and laws protecting trademarks and similar proprietary rights is still evolving.  Therefore, we might be unable to prevent third parties from acquiring domain names that infringe or otherwise decrease the value of our trademarks and other proprietary rights.  Any impairment in the value of these important assets could cause our share price to decline.  We cannot be sure what effect any future material non-compliance by us with these laws and regulations or any material changes in these laws and regulations could have on our business, operating results and financial condition.

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

We collect information from our users who register for services or respond to surveys.  Subject to each user’s permission (or right to decline), we may use this information to inform our users of products and services that may be of interest to them.  We may also share this information with our advertising clients for those who have granted us permission to share their information with third parties.  In addition, we also use “cookies” in our websites and engage in various online behavioral advertising practices. Governments in various jurisdictions, including the United States and the European Union, have adopted or proposed limitations on the collection, distribution and use of personal information of Internet users.  In addition, growing public concern about privacy, data security, the use of “cookies”, and online behavioral advertising practices, has led to or may result in increased legal and governmental regulation, and/or self-regulation of these practices by the Internet advertising and direct marketing industry.  Because many of the proposed laws or regulations are in their early stages, we cannot yet determine the impact these regulations may have on our business and financial condition over time.  Although, to date, our efforts to comply with applicable laws and regulations have not hurt our business and financial condition, additional or more burdensome laws or regulations, including consumer privacy and data security laws, could be enacted or applied to us or our customers.  Such laws or regulations could impair our ability to collect user information that helps us to provide more targeted advertising to our users, thereby impairing our ability to maintain and grow our audience and maximize advertising revenue from our advertising clients.

Customer or user concerns regarding Internet security or fraud may deter the use of our online products and services.

Widely publicized security breaches or fraud involving the Internet or online services generally, or our failure to prevent security breaches or fraud by our customers or users, or “phishing” activities by third parties who masquerade as us, or as our customers or users, in an attempt to obtain personal data from our other customers or users, or computer malware, viruses or hacking activities occurring on or through the Internet or our systems, may harm our reputation and cause our current and potential customers and users not to use our products and services, thereby adversely affecting our revenues.  We may be required to incur additional costs to protect against security breaches and fraud, or to alleviate problems caused thereby.  Our business and financial success depends on our reputation and our customers’ and users’ confidence in the security of our products and services and our anti-fraud measures.

Foreign exchange rate fluctuations may have a material impact on our operating results, revenues, and profits.

Because we operate internationally and report our operating results, revenues and profits in United States Dollars (“U.S. Dollars”), foreign exchange rate fluctuations, especially in the RMB and other Asian currencies, may have a material impact on our operating results.

The RMB has strengthened during the last few years  against the U.S. Dollar.  Although we bill in RMB and have expenses in RMB in mainland China, if the RMB appreciates further, our current and potential supplier customers may become less competitive with suppliers from other regions, leading to less demand for our advertising services.

In addition, we have investments in operations and commercial properties in mainland China, the net assets of which are exposed to foreign currency translation risks. Further, we have significant amounts of deposits denominated in RMB, which are kept with commercial banks located in Hong Kong, and which are exposed to foreign currency fluctuation risks.

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

We derived approximately 52% of our revenue from Internet-related services in 2011 and poor performance or failures of the telecommunications and internet infrastructure anywhere in the world could negatively impact our business.

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

Climate change and other environment-related regulations in supply markets and overseas demand markets could increase the costs of certain groups of our supplier and/or buyer community, or otherwise harm their business or financial viability.  As a result, they may reduce or cease their usage of our services, thereby adversely affecting our revenue.

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

B.  Company Risks

Online advertising rates in our sectors have declined over the past few years, and if we are not able to slow or reverse this trend or to substantially grow the total number of customers using our services, our operating results and financial condition could be adversely affected.

The marketing and pricing decisions of our competitors strongly influence our business and therefore affect our financial condition.  For example, in mainland China, online advertising rates in our sectors have declined over the past few years.  If online advertising rates continue to decline,  if customers choose lower value packages, or if we are unable to make up for such declines by growing our customer base, our business and financial condition could suffer.

If our current and potential customers are not willing to renew and adopt our services, we may not attract and retain a critical mass of customers, our business may not be successful, and our financial condition could be adversely affected.

Our services will be attractive to suppliers only if buyers use our services to identify suppliers and purchase their products.  The content, products and suppliers currently available through our various media, or made available by suppliers, may not be sufficient to attract and retain buyers as users of our services.  In addition, customers for our core export marketing services may reduce their focus on exports and shift more of their focus and marketing on the mainland China domestic market, where our products and services are generally less developed and extensive.

If buyers and suppliers do not accept our media and services, or if we are unable to attract and retain a critical mass of buyers and suppliers for our media and services, our business will suffer and our revenues may decrease.

Generally, suppliers’ advertising contracts with us for our online and print media are for 6 to 24  months in duration, while most booth contracts are for China Sourcing Fairs that will be held within the next 24 months.  A significant percentage of our customers do not renew their contracts and we experience high customer turnover from year to year.  If we cannot replace non-renewing customers with new customers, our business and financial condition could be adversely affected.

There are various factors that could adversely affect our ability to operate our China Sourcing Fair and Global Sourcing Fair trade show businesses successfully and profitably.

We expect that a significant portion of our future revenues will continue to be derived from our trade show business and in 2012 we are scheduled to hold more than 60 trade shows. Our China Sourcing Fairs attract exhibitors from Greater China and the rest of Asia, and attendees from all over the world, and represent the great majority of our trade show business.  We have also recently launched Global Sourcing Fairs for the mainland China domestic market.

In 2011, a majority of our exhibitions revenue was derived from our China Sourcing Fairs, which contributed substantially to our success.  The first China Sourcing Fair was held in Shanghai (China) in 2003, and the first of our series of China Sourcing Fairs in Hong Kong (China) was launched in April 2006.  Our China Sourcing Fairs have since been expanded to Dubai (United Arab Emirates), Mumbai (India), Johannesburg (South Africa) and Miami (the United States), and in 2012 we are scheduled to launch new China Sourcing Fairs in Sao Paulo (Brazil).

Our China Sourcing Fairs and Global Sourcing Fairs are still relatively new business initiatives and we are uncertain as to our ability to attract and retain the quality and quantity of exhibitors and buyers that would enable these trade shows to be successful.

In addition, there are substantial and long-established trade shows in Hong Kong and southern mainland China which compete with our China Sourcing Fairs in Hong Kong, and which now have access to expanded venue space.  Many of these competing trade show events and/or venues are owned and/or organized by, and/or sponsored, funded, endorsed and/or otherwise strongly supported by, governmental or statutory bodies, who may continue to further develop and/or expand such trade show events and/or venues in competition with ours or engage in other competitive actions.  For example, the Hong Kong Trade Development Council (“HKTDC”), a government-subvented statutory body and the largest trade show organizer in Hong Kong, competes aggressively with our China Sourcing Fairs at the AsiaWorld-Expo exhibition venue in Hong Kong.  The HKTDC is also a co-owner of the Hong Kong Convention and Exhibition Centre (“HKCEC”), and is able to secure and has secured most of the favorable exhibition venue time-slots at the HKCEC for the HKTDC’s own trade shows.  The HKCEC was recently expanded, and the HKTDC and the HKCEC (as well as other exhibition organizers) have from time to time been pressing the Hong Kong government to consider supporting a further expansion (“Phase 3”) of the HKCEC. There have also been some industry and political pressures for more large-scale convention and exhibition centers to be built in Hong Kong. As a result of such developments, and especially if HKCEC Phase 3 proceeds or other exhibition venues are built, our overall competitiveness may be harmed, we may not be able to attract the desired quantity and quality of exhibitors and buyers to our trade shows, and the viability of our trade show business may be jeopardized.

The long-term growth and viability of our China Sourcing Fairs in Hong Kong depend significantly on the continued or improved attractiveness of the AsiaWorld-Expo exhibition venue (at which they are held) to exhibitors and buyers. If the economic, transportation, urban, tourism and other infrastructures and developments surrounding the AsiaWorld-Expo (which is located near the Hong Kong International Airport) are not further planned, built, improved and implemented appropriately or at all, and we are unable to secure bookings at and switch to other more attractive alternative exhibition venues for our Hong Kong trade shows, the overall competiveness and viability of our trade show business may be jeopardized.

In addition, the Hong Kong government has introduced a proposed competition bill that (as currently drafted) would apply to private enterprises, but that at the same time would exempt all statutory bodies (such as the HKTDC) from the proposed competition law (unless Hong Kong’s Chief Executive-in-Council specifies, through subsequent regulations, which statutory bodies are not to be exempted). If Hong Kong’s proposed competition law is passed with the HKTDC being exempted, we will have to comply with the Hong Kong competition law regime while the HKTDC need not, thereby resulting in an uneven playing field that could jeopardize the competitiveness and viability of our trade show business in Hong Kong.

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

Several other factors could also negatively affect our financial performance in this business, including:

•	natural catastrophes, labor strikes and transportation shutdowns;

•	the spread of H1N1, avian influenza, SARS and other similar epidemics;

•	political instability and the threat of terrorist attacks;

•	conflicting and/or changing legal and regulatory requirements;

•	changing and/or adverse governmental policies and actions;

•	decrease in demand for booth space;

•	particularly in mainland China, we may not always be able to obtain the required trade show licenses, which may limit the number of trade shows we are able to hold;

•	our sales representative companies’ inability to effectively expand their staff and infrastructure;

•	inability to renew our venue contracts on favorable terms or at desired times;

•	a slowdown in product demand from outlet markets; and

•	sudden closure of event venue site due to unforeseen circumstances.

In view of the various risks outlined above, we can give no assurances that our operation of the trade show business will be instrumental to our success or that our financial condition will not be adversely affected.

The loss of one or more of our executive officers, either to a competitor or otherwise, could harm our business and financial condition.

Our growth and success depend significantly on the continued services of our executive officers and other key members of our management. The loss of their services and/or that of other key executives, including our executive chairman, chief executive officer, chief financial officer, chief operating officer and chief information officer, or significant changes in our executive management team, whether as a result of resignation, service termination, retirement, succession planning or otherwise, may be disruptive to our business and operations and/or could jeopardize the success and viability of our business and financial condition.  If competitors hire our key personnel, it could allow them to compete more effectively by diverting customers from us and facilitating more rapid development of their competitive offerings.

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

We have agreements with various independent sales representative companies, whom we rely heavily upon for the sales and marketing of our products and services.  Six main sales representative companies in mainland China are responsible for approximately 76% of our total revenues for the year ended December 31, 2011.  Generally, either we or the sales representative companies may terminate the service agreement between them and us upon short notice.  It is possible that we may not retain some of our sales representative companies, or they may not retain some of their sales personnel (due to competition from other companies in hiring and retaining sales personnel) or be able to replace them with equally qualified personnel.  Furthermore, if a sales representative company terminates its agreement with us, some of our customers with a direct relationship with that sales representative company or its personnel may terminate their relationship with us. Although these sales representative companies and their employees are independent from us, there can be no assurance that our reputation and our business, and our financial condition, will not be harmed by their acts or omissions.  If sufficient numbers of employees are not recruited, or properly trained, integrated, motivated, retained and managed, by these sales representative companies, or if they or their employees perform poorly or fraudulently, or otherwise fail to perform their roles and responsibilities adequately, appropriately or as required, or if our relationships with these sales representative companies fail or deteriorate or we are otherwise unable or unsuccessful in effectively managing our relationship with them, our business and revenues may be harmed.

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

In order to finance such opportunities, we may use equity securities, debt, cash, or a combination of the foregoing.  Any issuance of equity securities or securities convertible into equity may result in substantial dilution to our existing shareholders, reduce the market price of our common shares, or both.  Any debt financing is likely to have financial and other covenants based on our performance, results or other conditions, and there could be an adverse impact on us if we do not observe, maintain, achieve or comply with applicable financial covenants, such as minimum performance results, or other conditions.  In addition, the related increases in expenses could adversely affect our operating results and financial condition.

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

The failure of or security breaches to our computer systems, network and communications hardware and software could materially and adversely affect our business, operating results and financial condition.

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

Although we support the integrity of our security with IDS (Intrusion Detection Systems), anti-virus and other tools as a precaution against computer malware, viruses, hackings, denial-of-service and other cyber intrusions, such security systems and programs are not completely foolproof or error-free, and new updates to deal with the latest viruses or security threats may not yet be available or may not yet have been implemented.  Hence, security breaches could still occur, and we cannot give any assurances that we will always be able to prevent individuals from gaining unauthorized access to our servers.  Any such unauthorized access to our database servers, including abuse by our employees, could result in the theft of confidential customer or user information contained in our database servers.  If such confidential information is compromised, we could lose customers or become subject to liability or litigation and our reputation could be harmed, any of which could materially and adversely affect our business, operating results and financial condition.

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

Litigation may be necessary to enforce our intellectual property rights, protect trade secrets, determine the validity and scope of the proprietary rights of others, or defend against claims of infringement or invalidity.  Intellectual property laws provide limited protection.  Moreover, the laws of some foreign countries do not offer the same level of protection for intellectual property as the laws of the United States.  Such laws may not always be sufficient to prevent others from copying or otherwise obtaining and using our content, technologies or trademarks.  In addition, policing our intellectual property rights worldwide is a difficult task, and we may be unable to detect unauthorized use of our intellectual property or to identify infringers.  Litigation may result in substantial costs and diversion of resources, regardless of its outcome, which may limit our ability to develop new services and compete for customers.

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

We may not have, in all cases, conducted formal or comprehensive investigations or evaluations to confirm that our content and trademarks do not or will not infringe upon the intellectual property rights of third parties.  As a result, we cannot be certain that we do not or will not infringe upon the intellectual property rights of third parties.  If we are found to have infringed a third party’s intellectual property rights, the value of our brands and our business reputation could be impaired, and our business and financial condition could suffer.

The commercial real estate properties which we own in mainland China constitute a substantial portion of our assets, and there are legal ownership risks associated with these properties, given the fact that the interpretation of mainland China laws and regulations involves uncertainty.

The mainland China legal system is based on written statutes, and prior court decisions can only be used as a reference.  For some time now, the mainland China government has been promulgating laws and regulations in relation to economic matters such as foreign investment, corporate organization and governance, commerce, taxation and trade, with a view to developing a comprehensive system of commercial law, including laws relating to property ownership and development.  However, due to the fact that these laws and regulations have not been fully developed, and because of the limited volume of published cases and the non-binding nature of prior court decisions, interpretation of mainland Chinese laws and regulations involves a degree of uncertainty.  Some of these laws may be changed without being immediately published or may be amended with retroactive effect.  In addition, any litigation in mainland China may be protracted and result in substantial costs and diversion of resources and management attention.  All these uncertainties may cause difficulties in the enforcement of our land use rights, entitlements under its permits, and other statutory and contractual rights and interests relating to the commercial real estate properties which we own in mainland China and which constitute a substantial portion of our assets.

The value of our commercial properties in mainland China and Hong Kong may fall below the carrying value, requiring us to recognize an impairment charge; or we may not be able to fully rent out any excess unutilized space in our investment properties.

We own commercial properties in Shenzhen’s new commercial business district, which are equivalent in standard to “Grade A” private office premises in Hong Kong (“Grade A” private office premises in Hong Kong are defined by the Hong Kong Rating and Valuation Department and generally understood by the Hong Kong property market to mean premises situated in buildings designed for commercial purposes which are modern with high quality finishes; have a flexible layout; have large floor plates; have spacious, well decorated lobbies and circulation areas; have effective central air-conditioning; have good lift services zoned for passengers and goods deliveries; have professional management; and have parking facilities normally available).  In addition, we own commercial property in Hong Kong.  We also acquired commercial property in Shanghai, in August 2011.

The total carrying amount of our Shenzhen, Shanghai and Hong Kong properties was approximately $124.5 million, and their total market value was approximately $209.8 million as of December 31, 2011.  The purchase price of our Shanghai property which we acquired in August 2011 was approximately $53.3 million.  However, real estate markets are cyclical and valuation year-on-year is uncertain, given global- and country-specific demand and supply drivers.  As a result, we may not be able to recover the carrying value of our properties, which may require us to recognize an impairment charge in future earnings.

If and to the extent we are unable to fully rent out and generate rental income from any excess unutilized space in our investment properties, our operating results may be adversely affected thereby.

Apart from the U.S. treasury bills which we hold, a significant portion of our cash and cash equivalents are held as cash deposits with various banks.  In the event of an insolvency of such banks, we may not be able to recover our cash from them in full or in part, or there may be prolonged delays in such recovery.

A significant portion of our cash and cash equivalents are held as cash deposits with various commercial banks. A majority of such balances are held in banks located outside mainland China.  Although we have not recognized any losses to date on our cash and cash equivalents, in the event of an insolvency of such banks, we may not be able to recover our cash from them in full or in part, or there may be prolonged delays in such recovery.  This could materially adversely affect the value or liquidity of our cash and cash equivalents and result in an impairment, which could materially adversely affect our financial condition and operating results.

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

The EDN-China business involves a mainland China domestic print publication and a mainland China domestic online website, and is operated through a mainland China company, Beijing EDN Advertising Production Co., Ltd. (“Beijing EDN”).

As the laws and/or regulations of the People’s Republic of China (“PRC”) prohibit and/or restrict foreign investments in mainland China domestic publishing and internet information businesses, eMedia Asia does not have any direct equity ownership interest in Beijing EDN (which has an internet content provider license that is required for the operation of a mainland China domestic online website).  Instead, the holding structure of the EDN-China business depends upon nominee and other related contractual arrangements involving mainland China individuals who have agreed to act as eMedia Asia’s nominee shareholders of Beijing EDN (“nominees”).  Beijing EDN also relies on a co-operation arrangement with a mainland China publisher which has a publishing permit or “kanhao” (“kanhao publisher”), in connection with the mainland China domestic publishing and circulation activities for the EDN-China print publication.

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

There are also uncertainties regarding the interpretation and application of PRC laws, regulations and policies with respect to these types of arrangements.  Accordingly, there is a risk that such arrangements may be deemed by the relevant PRC authorities to be contrary to PRC laws, regulations or policies, the consequences of which could include:  fines and/or other monetary penalties; revocation of applicable PRC permits or licenses and/or other administrative sanctions; and/or the various arrangements concerned being held to be unenforceable.

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

We are required to test goodwill for impairment at least annually and to review our amortizable intangible assets for impairment whenever events or changes in circumstance indicate that the carrying amounts may not be recoverable.  The carrying amounts of goodwill and intangible assets as of December 31, 2011 were approximately $3.9 million and $8.1 million respectively. During the year ended December 31, 2011, we recorded an impairment charge of $0.7 on goodwill relating to one of our investments. Significant adverse changes in the business climate, or economic, competitive and other factors, may affect the value of goodwill and identifiable intangible assets.  If any of these factors impair the value of these assets, accounting rules would require that we reduce their carrying value and recognize an impairment charge, which would reduce our reported assets and earnings in the year in which the impairment charge is recognized.

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

C.  Investment Risks

Our quarterly operating results may have seasonal fluctuations and as a result, we may fail to meet analyst, investor and shareholder expectations.

We typically experience seasonal quarter-to-quarter fluctuations in our revenue.  Currently, most of our largest trade shows are expected to be held in the second quarter and fourth quarter of each year.  The net result of the above seasonality is that second and fourth quarter revenues are likely to be substantially higher than the first and third quarter revenues. In 2011, approximately 30% of our revenue was generated during the second quarter and approximately 33% during the fourth quarter.  The first quarter accounted for approximately 16% of our revenue in 2011 and the third quarter accounted for approximately 21% of our revenue in 2011.  In addition, certain expenses associated with future revenues are likely to be incurred in the preceding quarters, which may cause profitability to be lower in those preceding quarters.  Also, because event revenue is recognized when a particular event is held, we may also experience fluctuations in quarterly revenue based on the movement of annual trade show dates from one quarter to another.  As a result of seasonal fluctuations in our quarterly operating results, we may fail to meet analyst, investor and shareholder expectations.

Our share prices may fluctuate in response to a number of events and factors.

Our share price may fluctuate in response to a number of events and factors such as quarterly variations in operating results; announcements of new services or pricing options by us or our competitors; changes in financial estimates and recommendations by securities analysts; failure to meet our financial guidance and/or the financial forecasts of analysts; the operating and share price performance of other companies that investors may deem comparable; news reports relating to trends in the Internet and information technology industry; reports, articles, commentaries, blogs or online postings about us by analysts, short sellers, our competitors, our customers, our users and/or others; announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures or capital commitments; or changes in laws or regulations in the countries in which we operate.

There is a limited public market for our shares and the trading volume for our shares is low, which may limit your ability to sell your shares or purchase more shares.

As of February 29, 2012, we had approximately 925 registered shareholders, and a total of 33,979,600 outstanding common shares, out of which approximately 13,713,470 outstanding common shares were tradable on the NASDAQ Global Market (“NASDAQ”).

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

Sales of our common shares by our major shareholders could depress the price of the common shares.

Sales of common shares by our major shareholders could adversely affect the prevailing market price of the common shares.  As of February 29, 2012, we had 33,979,600 common shares outstanding, out of which at least 15,468,041 common shares outstanding are beneficially owned by people who may be deemed “affiliates”, as defined by Rule 405 of the Act.  Of these 15,468,041 shares, 14,865,126 shares are “restricted securities” which can be resold in the public market only if registered with the Securities and Exchange Commission or pursuant to an exemption from registration.

We cannot predict what effect, if any, that the sales of such restricted shares or the availability of shares for sale, will have on the market price of the common shares from time to time.  Sales of substantial amounts of common shares in the public market, or the perception that such sales could occur, could adversely affect prevailing market prices for the common shares and could impair our ability to raise additional capital through an offering of our equity securities.

NASDAQ has broad authority to halt the trading of our shares on NASDAQ, and there can be no assurances that this would not occur.

As a company whose shares are listed on NASDAQ, we are subject to its listing rules which provide, among other things, NASDAQ with broad authority to halt the trading of our shares on NASDAQ.  On April 3, 2012 at 10:13:42 a.m. Eastern Time, NASDAQ halted trading in our shares on NASDAQ for an “additional information request” which was subsequently provided.  The trading of our shares on NASDAQ resumed on April 4, 2012 at 7:15 a.m. Eastern Time.  There can be no assurances that trading in our shares on NASDAQ will not be halted in the future.  Any halting of trading in our shares could damage our reputation, adversely affect our share price and impair our ability to raise additional capital through an offering of our equity securities in the future.

Merle A. Hinrichs, our Executive Chairman, is also our major shareholder and he may take actions that conflict with your interest.

As of February 29, 2012, Merle A. Hinrichs beneficially owned approximately 43.22% of our outstanding common shares.  He is also our Executive Chairman.  Accordingly, Mr. Hinrichs has substantial voting influence over the election of our directors, the appointment of new management and the opposition of actions requiring shareholder approval, such as adopting amendments to our articles of incorporation and approving mergers or sales of all or substantially all of our assets.  Such concentration of ownership and substantial voting influence may have the effect of delaying or preventing a change of control, even if a change of control is in the best interest of all shareholders.  There may be instances in which the interest of our major shareholder may conflict or be perceived as being in conflict with the interest of a holder of our securities or the interest of the company.

Because we are governed by Bermuda law rather than the laws of the United States and our assets are outside of the United States, our shareholders may have more difficulty protecting their rights because of differences in the laws of the jurisdictions.

We are incorporated under the laws of Bermuda.  In addition, certain of our directors and officers reside outside the United States and a substantial portion of our assets is located outside the United States.  As a result, it may be difficult for investors to effect service of process within the United States upon such persons or to realize against them judgments of courts of the United States predicated upon civil liabilities under the United States federal securities laws.  We have been advised by our legal counsel in Bermuda, Appleby, that there is some uncertainty as to the enforcement in Bermuda, in original actions or in actions for enforcement of judgments of United States courts, of liabilities predicated upon U.S. federal securities laws, although final and conclusive foreign judgments under which a sum of money is payable (not being a sum of money payable in respect of taxes or other charges of a like nature, in respect of a fine or other penalty, or in respect of multiple damages as defined in The Protection of Trading Interests Act 1981 of Bermuda) would be enforced by the Bermuda courts as a debt against our company, subject to certain conditions and exceptions.

We are a “foreign private issuer,” and have disclosure obligations that are different than those of other U.S. domestic reporting companies, so you should not expect to receive information about us in the same amount and/or at the same time as information received from, or provided by, U.S. domestic reporting companies.

We are a foreign private issuer and, as a result, we are not subject to some of the requirements imposed upon U.S. domestic issuers by the SEC.  For example, we are not required to issue quarterly reports or file proxy statements to the SEC, and we and our directors and executive officers are not subject to certain disclosure obligations that would otherwise be required from U.S. domestic issuers.

Hence, our shareholders, potential shareholders and the investing public in general, should not expect to receive information about us in the same amount and/or at the same time as information received from, or provided by, U.S. domestic reporting companies.

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

•
restricting business combinations with any interested shareholder that have not been approved by at least two-thirds of the holders of our voting shares (other than shares held by that interested shareholder or any affiliate or associate of such interested shareholder), voting together as a single class, or by a simple majority if the business combination is approved by a majority of the continuing directors or if certain prescribed conditions are met assuming that we will receive fair market value in exchange for such business combination.  In this context, a “business combination” includes, among others, (i) any mergers, (ii) any asset sales and other material transactions resulting in a benefit to the interested shareholder or any of its affiliates or associates or (iii) the adoption of a plan for our liquidation or dissolution; an “affiliate” or an “associate” have respective meanings ascribed to such terms in Rule 12b-2 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended; a “continuing director” is a member of our board of directors that is not an affiliate or associate or representative of an interested shareholder and was a member of our board prior to such person becoming an interested shareholder; and an “interested shareholder” is any person (other than us or any of our subsidiaries, or any employee benefit or other similar plan, or any of our shareholders who owned shares prior to the listing of our shares on Nasdaq) that owns or has announced its intention to own, or with respect to any of our affiliates or associates, within the prior two years did own, at least 15% of our voting shares.

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

Our capital expenditures during the year ended December 31, 2011, 2010 and 2009 amounted to $56.7 million $2.5 million and $1.4 million, respectively. For 2011, such expenditures were incurred mainly for purchase of office premises in mainland China, leasehold improvements, office furniture, computers and software. For 2010, such expenditure was incurred mainly on computers, software, leasehold improvements and office furniture. For 2009, such expenditure was incurred mainly on computers, software, leasehold improvements and office furniture. Our capital expenditures were financed using cash generated from our operations. The net book value of capital assets disposed during the years ended December 31, 2011, 2010 and 2009 amounted to $0.029 million, $0.002 million and $0.06 million respectively.

Our primary operating offices are located in Shenzhen, China; Shanghai, China; Hong Kong, China; and Singapore. Our registered office is located at Canon’s Court, 22 Victoria Street, Hamilton, HM 12, Bermuda, and our telephone number at that address is (441) 295-2244. Our website address is http://www.globalsources.com. Information contained on our website or available through our website is not incorporated by reference into this document and should not be considered a part of this document.

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

We serve an independently certified buyer community of over 1,181,000 active members in more than 200 countries and territories as of December 31, 2011and there are more than 250,000 suppliers listed on Global Sources Online.

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

The following table sets forth our revenue by category for the last three fiscal years:

	Year ended December 31,
	2009	2010	2011
	(In U.S. Dollars Thousands)
Revenues
Online and other media services	$113,775	$122,203	$141,475
Exhibitions	55,147	69,450	77,973
Miscellaneous	3,985	4,996	5,617
	$172,907	$196,649	$225,065

The following table represents our revenue by geographical area for the last three fiscal years:

	Year ended December 31,
	2009	2010	2011
	(In U.S. Dollars Thousands)
Revenues
China	$123,878	$148,418	$177,563
Rest of Asia	41,919	41,228	40,011
United States	5,978	5,947	6,455
Europe	286	382	695
Others	846	674	341
	$172,907	$196,649	$225,065

We currently generate the majority of our revenue from suppliers in Asia, with China being our largest market at approximately 79% of total revenue during 2011. Our revenue is derived from two primary sources:

Online and other media services. This consists of the following two primary revenue streams:

•
Online Services - Our primary service is creating and hosting marketing websites that present suppliers’ product and company information in a consistent and easily searchable manner on Global Sources Online. We also provide, banner advertising service, and publish digital magazines.

•
Other Media Services - We publish trade magazines, which consist primarily of advertisements from suppliers and our independent editorial reports and product surveys. We also derive a small amount of revenue from buyers that subscribe to our trade publications and from marketing services provided to suppliers.

Exhibitions - Trade Shows and Seminars – Our primary revenue stream is selling booths to suppliers. Our exhibitions offer international and domestic buyers direct access to manufacturers based in China and other Asian countries.

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

The Role of Media in Global Trade

In global trade, media play a key role in helping suppliers and buyers find, connect and transact with each other. To facilitate this, media companies provide three major offerings online marketplaces, trade publications and trade shows.

For media companies doing business in Asia, the fragmentation presents significant challenges. They need to find, qualify and visit tens of thousands of suppliers and then assist them to promote their products to the global marketplace. Building a sales force to contact these suppliers is a significant undertaking and typically requires substantial financial and manpower commitments and resources. In particular, there is a huge challenge to effectively and efficiently hire, train and manage a network of sales representatives across such an immense area, where multiple jurisdictions have varying legal requirements, languages, currencies and customs.

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

Most suppliers frequently introduce new products and actively seek new buyers and markets through the use of media. Their objective is to make sure their products are seen by as many potential buyers as possible, and sold to buyers that will provide them the best price and the right order size. Suppliers select media based on the number and quality of buyers reached, and on the reputation of the medium and its cost. Also, particularly in Greater China, creative services for advertising design and English language copywriting play a significant role in media selection.  Suppliers measure the return on their promotional investments by the quantity and quality of sales leads, or RFIs, that they receive, by the branding or competitive differentiation achieved, and where possible, by the actual orders generated.

Operators of online marketplaces generate most of their business from selling marketing services to suppliers, such as hosting and publishing a supplier’s website or catalog, and from advertising. Online marketplaces have the advantages of content depth and timeliness and provide a venue where suppliers can make detailed product and company information accessible to buyers.

Trade show organizers generate most of their business from selling booth space to suppliers. Trade shows play a unique role in the sales process since they allow sellers to make face-to-face presentations to buyers and to negotiate and take orders at the booths. In international trade, face-to-face interaction is viewed as vital by buyers and is something that cannot be accomplished by online or print media.

Trade magazine publishers garner the vast majority of their revenue from the sale of advertising. Magazines offer buyers the convenience of portability while offering suppliers a proven medium that delivers a targeted audience. Magazine advertising enables suppliers to do high-impact, display advertising that can strongly position their company and their products. Such advertising also contributes greatly to making buyers aware that a company is a potential supplier, and if the buyer is in an active sourcing mode, often stimulate the buyer to make an inquiry, visit the supplier’s website and/or visit the supplier’s booth at a trade show.

Many suppliers want to reach their customers and prospects in multiple ways: online, in print and in person at trade shows. Suppliers use this full range of media to make sure they reach their entire target market, because of the benefits of different and more frequent exposures to buyers, and because each of the media plays a different role in the sales cycle.

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

Media for Buyers Worldwide

Online Services

Through Global Sources Online, our online marketplace and primary source of online revenue, buyers are able to identify and make inquiries to suppliers. Our primary source of revenue is from suppliers who pay for marketing websites. Each marketing website is comprised of a home page, a company profile and a virtual showroom containing product profile pages of the supplier’s products. Each product profile page contains detailed product information, specifications and full color images.

Buyers can reach a large potential supply base on Global Sources Online by searching among, and/or making inquiries to, approximately 250,000 suppliers. Suppliers are categorized as verified or unverified. In listing suppliers for a specific product, we give prominence to those verified suppliers who pay to maintain a marketing website with us.

Trade Shows

Our largest shows are our China Sourcing Fairs which are held in Hong Kong each spring and fall. These shows bring buyers from around the world to meet face-to-face with suppliers. In recent years, we have added various smaller versions of these shows in locations including Dubai (United Arab Emirates), Mumbai (India), Miami (the United States) and Johannesburg (South Africa). For 2012, we have scheduled the launch of China Sourcing Fairs in Sao Paulo, Brazil.

Trade Publications

We publish 18 industry-specific Global Sources trade magazines which are circulated to buyers worldwide via our website, direct mail, and at trade shows.  Our trade magazines come in print and digital formats and contain paid advertisements from suppliers, as well as our independent editorial features, which include market reports, product galleries and surveys.  Print copies are available with paid subscription, and we provide magazines free-of-charge to qualified buyers by mailing and at our trade shows.  Digital copies can be downloaded from our website and direct mailings for free, and/or sent to buyers each month.

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

Sourcing Reports

We currently have more than 100 different Sourcing Reports for sale. Each Sourcing Report provides detailed, product-specific information on suppliers and supply market conditions throughout Greater China and Asia that is gathered through face-to-face, phone and email interviews with senior management at factories. Revenue is derived from sales to buyers.

Media for Engineers and Executives in Asia

In addition to our primary media, which connect export suppliers in Asia with buyers worldwide, we are a leading provider of information to electronics engineers and executives within Asia. For this segment of our business, we have 16 online and 6 print media, the International IC show, the China International Optoelectronics Expo and several other conferences and events.

Media for Buyers in China

In 2007 we launched China Global Sources Online and trade shows, which are now known as Global Sourcing Fairs.

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

•
Market penetration. Our existing markets offer significant opportunities for further growth. Our objective is to grow our total number of customers and grow the overall level of suppliers’ usage of one or more of the media within our unique, multi-channel solution. We anticipate continued strength from our flagship site Global Sources Online – from our China Sourcing Fairs – and geographically from China.

•
New product and market development. Our plans include increasingly specialized online marketplaces, magazines and trade shows, entries into new geographies as well as entirely new media formats. Some of these initiatives are to augment our core export offering, while others are targeted at China’s domestic B2B market. For example, we are launching new China Sourcing Fairs in Brazil in 2012. Regarding new media formats we continue to enhance our digital magazines and the Online Sourcing Fairs we launched during 2011.

•	Expansion in China’s domestic B2B market. We have more than a dozen individual media properties serving this market including digital and print magazines, online sites and trade shows.

•
Acquisitions, joint ventures and/or alliances. We intend to support our strategy by looking for acquisitions and/or alliances that will enhance growth and accelerate achievement of our goals. We plan to seek complementary businesses, technologies or products that will help us maintain or achieve market leading positions in particular niche markets. In 2009, our joint venture subsidiary, eMedia Asia Limited, acquired the China International Optoelectronic Expo, and in 2011, eMedia acquired the online media and magazines of EDN China and EDN Asia.

Products & Services

Media for Buyers Worldwide

Online Services

Global Sources Online, our primary online service, is comprised of the following industry sector marketplaces:

Auto Parts & Accessories	Gifts & Premiums
Baby & Children’s Products	Hardware & DIY
Computer Products	Home Products
Electronic Components	Machinery & Industrial Supplies
Electronics	Security Products
Fashion Accessories	Sports & Leisure
Garments & Textiles	Telecom Products

Trade Publications

We currently publish the following industry-specific trade magazines in various frequencies ranging from monthly to once a year:

Global Sources Auto Parts & Accessories	Global Sources Gifts & Premiums
Global Sources Baby & Children’s Products	Global Sources Hardware & DIY
Global Sources Computer Products	Global Sources Home Products
Global Sources Electronic Components	Global Sources Security Products
Global Sources Electronics	Global Sources Sports & Leisure
Global Sources Fashion Accessories	Global Sources Telecom Products
Global Sources Garments & Textiles Global Sources Machinery and Industrial Supplies Global Sources India Products	Global Sources Medical & Health Products Global Sources Solar & Energy Saving Products Global Sources Korea Products

Trade Shows & Exhibitions currently scheduled for 2012. (Note: CSF represents China Sourcing Fair; ISF represents India Sourcing Fair; and KSF represents Korea Sourcing Fair, each indicating the country of origin of most of the exhibitors.

Location	Hong Kong		Dubai	Miami	Sao Paulo	Mumbai	Johannesburg
Show Dates	Apr 12 - 15, 20-23, 27-30	Oct 12-15, 20-23, 27-30	May 29-31	Jul 10 - 12	Aug 14 - 16	Sept 20-22	Nov 28-30
CSF: Electronics & Components	●	●				●
CSF: Electronics			●	●	●		●
CSF: Security Products	●	●
CSF: Solar & Energy Savings Products	●	●					●
CSF: Medical & Health Products	●	●
CSF: Gifts & Premiums	●	●	●	●	●		●
CSF: Home Products	●	●	●	●		●	●
CSF: Baby & Children's Products	●	●	●	●			●
CSF: Christmas & Seasonal Products	●	●
CSF: Fashion Accessories	●	●		●			●
CSF: Underwear & Swimwear	●	●
CSF: Garments & Textiles	●	●	●	●	●		●
CSF: Hardware & Building Materials			●	●	●	●	●
CSF: Bathroom Products						●
ISF: Home Products	●	●
ISF: Garments & Accessories	●	●
India Sourcing Fair				●
KSF: Gifts & Premiums	●
KSF: Electronics & Components	●	●
Total (by show period)	15	14	6	8	4	4	8
Total (by location)	29		6	8	4	4	8
Total Shows:	59

Media for Buyers in China

Online Services

China Global Sources Online, (www.globalsources.com.cn) is designed to facilitate China domestic B2B trade. It currently focuses on the following vertical marketplaces:

Computer Products	Security Products
Electronic Components	Telecom Products
Electronics	Solar Energy Products
Home Appliances

Trade Shows and Exhibitions for buyers in China

Trade Shows / Exhibitions	Description, Scheduled Date and Location
Global Sourcing Fair: Electronics & Components	Highly targeted exhibitions, offering local China buyers, international buyers and their purchasing offices in China a wide selection of quality products from Greater China and other Asian suppliers.
Global Sourcing Fair: Gifts & Home Products	June 26-28, 2012 in Shanghai & September 6-8, 2012 in Shenzhen
Global Sourcing Fair: Fashion Accessories	December 5-7, 2012 in Shanghai
Media for Asian Engineers and Executives	December 5-7, 2012 in Shanghai

Online Services

Website	Description
EE Times – Asia Online Network
●  Provides industry news, new product information and technical features covering new technology and its application to engineering managers and design engineers in China, Taiwan, South Korea, India and countries in the Association of Southeast Asian Nations (“ASEAN”); websites in traditional and simplified Chinese, English and Korean.

Electronic Design – China Online	● Provides China’s design and development engineers and engineering managers with access to detailed solutions, methodologies and white papers.
EDN – Asia Online Network
●  Provides in-depth technical content including technology articles, product news and special reports to design engineers and engineering managers in China, Taiwan, South Korea, India and ASEAN countries; websites in traditional and simplified Chinese, Korean and English.

Website	Description
Electronics Supply & Manufacturing – China Online	● Provides managers in China's electronics industry daily news updates, new product rollouts, new manufacturing strategies, supplier reviews and component catalogs.
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
●  2011 event in Shenzhen, China’s key technology hub, attracted 20.54% more visitors compared with the previous year.
●  2012 event was held on February 23-25 in Shenzhen, featuring conferences on Smartphone Design, Tablet PC Design, Green Power, Internet of Things and Foundry.

China International Optoelectronic Exposition (“CIOE”)
●  China's largest optoelectronics event established in 1999 and held annually in Shenzhen
●  Covers all optoelectronics segments including laser and infrared applications, precision optics, optical communications and LEDs.
●  2011 event hosted more than 2,700 exhibitors over a total exhibition area of 90,000 sqm.
●  14th CIOE (CIOE 2012) will be held at Shenzhen Convention and Exhibition Center, September 6 to 9, 2012.

EDN-Asia seminars
●  A series of one-day seminars held in Singapore, Malaysia, Taiwan and China.
●  Topics covered include Embedded Systems Design, Power, Test & Measurement, Wireless & Communication, Industrial Control and Automotive Electronics

Magazines

Magazine	Description
EE Times - Asia	● Editions published monthly in simplified and traditional Chinese; provides engineering managers and design engineers in China and with innovative design ideas and in-depth technology analysis.

Magazine	Description
Electronic Design - China	● Published monthly in simplified Chinese; provides electronics design & development engineers and engineering managers in China with the latest in emerging technology and ”how-to” methodologies.
EDN - Asia
●  Editions published monthly in simplified and traditional Chinese; provides engineers in China and Taiwan with in-depth technical content including technology articles, product news and special reports.

Electronics Supply & Manufacturing - China	● Published monthly in simplified Chinese; provides corporate, engineering and procurement management in China with strategic business and technology information.

Customers

We provide services to a broad range of international buyers and suppliers in various industry sectors.

Suppliers

During 2011, 25,541 suppliers paid us for marketing or advertising services compared to 19,055 during 2009. Approximately 87% of these suppliers were located in mainland China. No individual supplier customer represented more than 1% of our revenue during 2011.

Buyers

For our primary group of media, which connect export suppliers in Asia with buyers worldwide, we serve an independently certified community of more than 1,181,000 active members in more than 200 countries and territories. This figure is based on procedures to ensure that only buyers who have received a Global Sources digital magazine or print magazine; or attended a China or Global Sourcing Fair tradeshow organized by Global Sources; or who have made an inquiry through the Global Sources Online website (www.globalsources.com) within the 12-month period ended December 31, 2011; or registered and double opted-in to receive product alert e-mail updates from Global Sources Online as of December 31, 2011 are extracted from the databases.

We have developed our services primarily for retailers, distributors and manufacturers who import in volume for resale. Although we serve a wide range of buyers, we put extra emphasis on serving senior executives with large import buying power. We believe a significant portion of our buyer community are owners, partners, presidents, vice presidents, general managers or directors of their respective companies.

Sales and Marketing

Our team member sales organization consists of approximately 2,400 independent representatives in approximately 60 cities worldwide, with more than 40 of these locations in Greater China. We have a staff of 78 full-time employees that oversee and monitor the independent sales representative organizations that employ these representatives. These organizations operate pursuant to service agreements with us that generally are terminable by either party on short notice. These representatives focus on developing and maintaining relationships with suppliers that are current customers and they seek to increase the number of new suppliers using our services.  Substantially all of our contracts with suppliers are entered into directly between the supplier and us.  Revenue for trade shows is quite seasonal as it is recognized in the month in which each show is held. The largest representative sales offices are located in Beijing, Guangzhou, Shanghai, Shenzhen, Hong Kong and Taipei. Our six sales representative organizations in China accounted for approximately 76% of our total revenue in 2011.

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

Strategic Relationships

eMedia Asia Limited (“eMedia”) is a subsidiary of which we own 60.1% and control, and CMP Media (now known as TechInsights), through UBM Asia B.V., a member of the United Business Media group, owns 39.9%. We entered into the joint venture in September 2000, to provide new technology content, media and online services for the Asian electronics market, focusing on new opportunities in the Greater China market.

In August 2005, eMedia formed a strategic alliance with Penton Media Inc. (“Penton”) to launch Electronic Design - China, a simplified Chinese edition of Penton’s electronics magazine, Electronic Design. The Electronic Design – China publication aims to provide the latest technology and application methodologies to design engineers and engineering managers in China. The online website was launched in January 2006, and the first print monthly issue was launched in March 2006.

In December 2009, eMedia acquired from the United Business Media group, for a net cash consideration of approximately US$5 million, the entire issued share capital of eMedia South China Limited (previously known as “UBM South China Limited”), a company incorporated in the Hong Kong Special Administrative Region, which holds a 70% equity interest in Shenzhen Herong GS Exhibition Co., Ltd. (previously known as “Shenzhen Herong UBM Exhibition Co., Ltd.”), a company incorporated in mainland China. Shenzhen Herong GS Exhibition Co., Ltd. organizes and operates the China International Optoelectronic Expo (“CIOE”) in mainland China. With this acquisition, eMedia’s portfolio of media products for the Chinese electronic engineering community further complements our own multi-channel media network for professionals in China’s electronic industry.

In April 2011, eMedia acquired EDN Asia Advertising Pte. Ltd. (previously known as “Canon Communications Asia Pte. Ltd.”) and Beijing EDN Advertising Production Co., Ltd. (previously known as “Beijing Reed Advertising Services Co., Ltd.”) – which together own EDN-China, EDN-Asia and certain associated titles – from Canon Communications LLC, a subsidiary of United Business Media Limited (LSE: UBM.L), for a cash consideration of approximately US$4 million.

Haoji Group Limited (“Haoji”) is a company incorporated in the British Virgin Islands, which holds the entire issued share capital of Space Exhibition Consultants Limited, a company incorporated in the Hong Kong Special Administrative Region, which in turn holds all of the equity interests in Huanyu Shishang Exhibition (Shenzhen) Co., Ltd. ("Huanyu"). Huanyu operates the China (Shenzhen) International Brand Clothing & Accessories Fair in mainland China, and owns the businesses and assets associated therewith. In March 2012, we acquired 80% of the entire issued share capital of Haoji, from an individual who was the sole shareholder of Haoji, for a total cash consideration of up to approximately US$17.3 million, comprising an initial cash amount of approximately US$13 million that was paid by us on completion of the transaction, and another additional cash amount of up to approximately US$4.3 million that is payable by us in 2013, depending upon certain performance-related conditions being fulfilled.

Technology and Systems

We use a combination of commercial software and internally developed systems to operate our websites and services.

We have invested a total of $24.4 million for years 2010 and 2011 combined in information and technology costs.

As of December 31, 2011, we had 152 team members engaged in technology development, maintenance, software customization and data center operations.

As of December 31, 2011, our online marketplace services are run on the Oracle DBMS release 10g. The catalog application that supports Global Sources Online’s core functions uses a Java platform.

Our servers are hosted by AT&T iDC in Hong Kong. We have dual redundant 200Mbps Internet link connection directly to AT&T’s IX backbone, while AT&T’s IX maintains in excess of 18 Gbps link to the United States and direct links to most countries in Asia. We use Overland Enterprise tape back-up systems as well as servers located at our Singapore facility for back-up and disaster recovery purpose. We deployed server virtualization technologies for cost effectiveness and meeting our dynamic business growth and demand. We have deployed EMC SAN Enterprise disk storage systems for mission critical data and load balancers and application accelerators for traffic workload balancing, redundancy and response time management, respectively.

For the year ended December 31, 2011 our external network had 100% uptime availability.

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

We have registrations and/or pending applications for either or both of our “Global Sources” and “China Sourcing Fairs” trademarks in various countries or regions, including  Australia, Brazil, the European Union, Hong Kong, India, Indonesia, Israel, Mexico, mainland China, the Philippines, Singapore, South Africa, South Korea, Switzerland, Taiwan, Thailand, Turkey, the United Arab Emirates and the United States.

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

Government Regulation

Our services are or may be subject to government regulations in various jurisdictions where we or our operations, businesses or activities are located or conducted, where our clients or users are located, or where our services are provided, supplied, transmitted, accessed, used or received. Some of these regulations are described below.

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

In August 2011, we purchased approximately 6,668 square meters of office space in Shanghai, China, for a total purchase price of approximately $52.0 million, in order to support our continued business expansion in China.

In addition, we generally lease our office space under cancellable and non-cancellable arrangements with terms of two to five years, generally with an option to renew upon expiry of the lease term. We lease in aggregate approximately 113,286 square feet of executive and administrative offices in China, Hong Kong, the Philippines, Singapore, Dubai and Taiwan. Our aggregate base rental and building management fee expenses for the year ended December 31, 2011 were approximately $2.29 million.

We lease part of our properties to third parties to generate rental income. During the year ended December 31, 2011, we recorded such rental income of $4.5 million.

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

Overview

We are a leading B2B media company and a primary facilitator of two-way trade with Greater China. Our core business is facilitating trade from Greater China to the world, using a wide range of English-language media. Our other key business segment facilitates trade from the world to Greater China using Chinese-language media. We provide sourcing information to volume buyers and integrated marketing services to suppliers. Our mission is to facilitate global trade between buyers and suppliers by providing the right information, at the right time, in the right format. Although our range of media has grown, for more than 40 years we have been in the same basic business of helping buyers worldwide find products and suppliers in Asia.

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

Revenue

We derive revenue from two principal sources, Online and other media services and Exhibitions-trade shows and seminars.

Online and other media services consists of the following two primary revenue streams:

Online Services — Our primary service is creating and hosting marketing websites that present suppliers’ product and company information in a consistent and easily searchable manner on Global Sources Online. We also derive revenue from banner advertising fees and the digital magazine we launched in July 2010. In April 2011, we launched online sourcing fairs in conjunction with our China Sourcing Fairs exhibitions and the revenue generation from our online sourcing fairs commenced in the third quarter of 2011.

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

Exhibitions – trade shows and seminars - Our China Sourcing Fairs offer international buyers direct access to manufacturers in China and elsewhere in Asia. The first China Sourcing Fair was held in 2003. Subsequently, we have held several China Sourcing Fairs events in the second and fourth quarters of 2004 to 2011. In 2007 we launched China Sourcing Fairs events in Dubai and Shanghai and in 2008 we launched China Sourcing Fairs events in India. In September 2010 and 2011, we held the China International Optoelectronic Expo in Shenzhen, China. We also launched China Sourcing Fairs events in Singapore and Johannesburg, South Africa in the fourth quarter of 2010. We launched new China Sourcing Fairs events in Miami, USA in July 2011. We are also launching new China Sourcing Fairs events in Sao Paulo, Brazil in August 2012. We established a new division to develop domestic shows in China, under our new Global Sourcing Fairs brand and we held our Global Sourcing Fairs events in Shanghai, China in January 2011, in Shenzhen, China in September 2011 and Shanghai, China in December 2011. We held our International IC China Conferences and Exhibitions in Shenzhen, China in February 2011.

We derive revenue primarily from rental of exhibit space and also from advertising and sponsorship fees in show guides and other locations in and around our event venues. We recognize exhibitor services revenue at the completion of the related events. Our major China Sourcing Fairs in Hong Kong are scheduled to be held in the second quarter and fourth quarter of each financial year. As a result, second and fourth quarter revenues are expected to be higher than the first and third quarter revenue.

Critical Accounting Policies

Our significant accounting policies are described in Note 2 to the consolidated financial statements included in Item 8 of this document.  The following is a discussion of our critical accounting policies:

(a)	Income Taxes

We have exposure to income taxes in numerous jurisdictions. Significant judgment is involved in determining the Group wide provision for income taxes and recognition of deferred tax assets. There are certain transactions and computations for which the ultimate tax determination is uncertain during the ordinary course of business. We recognize liabilities for expected tax issues (Note 9 to the consolidated financial statements included in Item 8) based on reasonable estimates of whether additional taxes will be due and recognize deferred tax assets (Note 15 to the consolidated financial statements included in Item 8) on carried forward tax losses to the extent there are sufficient estimated future taxable profits and /or taxable temporary differences against which the tax loss can be utilized. Where the final tax outcome of these matters is different from the amounts that were initially recognized, such differences will impact the income tax and deferred tax provisions recognized in the period in which such determination is made.

(b)	Goodwill

We test annually whether goodwill has suffered any impairment, in accordance with the accounting policy stated in Note 2.8 to the consolidated financial statements included in Item 8. The recoverable amounts of cash generating units have been determined based on value-in-use calculations. These calculations require the use of estimates (Note 13 to the consolidated financial statements included in Item 8).

Online and other media business, EDN:

During the year ended December 31, 2011, we recorded a goodwill impairment charge of $0.7 million relating to an online and other media services business that was acquired during the year. Our profit after tax will reduce by $0.4 million if the post-tax gross profit margin applied to the discounted cash flows for the acquired business at December 31, 2011 is decreased by 1%, with all other variables including tax rate being held constant.  Our profit after tax will reduce by $0.2 million if the post-tax discount rate applied to the discounted cash flows for the acquired business at December 31, 2011 is raised by 1%, with all other variables including tax rate being held constant.

Exhibition, Shenzhen, PRC:

There was no impairment to goodwill during the year ended December 31, 2011. There will be no impact to our results after tax if the post-tax discount rate applied to the discounted cash flows for the acquired subsidiary at December 31, 2011 is raised by 1% with all other variables including tax rate being held constant.

Results of Operations

The following table sets forth our results of operations as a percentage of total revenue:

	Year ended December 31,
	2009	2010	2011
Revenue
Online and other media services	66%	62%	63%
Exhibitions	32	35	35
Miscellaneous	2	3	2
	100	100	100
Operating Expenses:
Sales	37	37	36
Event production	11	11	11
Community and content	20	16	15
General and administrative	17	17	18
Information and technology	7	6	6
Total Operating Expenses	92%	87%	86%
Profit from Operations	8%	13%	14%
Net profit attributable to the Company’s shareholders	8%	13%	13%
Diluted net profit per share attributable to the Company’s shareholders	$0.31	$0.61	$0.83
Shares used in diluted net profit per share calculations	45,751,431	41,693,616	35,385,218

The following table represents our revenue by geographical areas as a percentage of total revenue:

	Year ended December 31,
	2009	2010	2011
China	72%	75%	79%
Rest of Asia	24	21	18
USA	3	3	3
Europe	0	0	0
Other	1	1	0
	100%	100%	100%

Fiscal Year 2011 Compared to Fiscal Year 2010

Revenue

Our total revenue grew by 14% to $225.1 million during the year ended December 31, 2011 from $196.6 million during the year ended December 31, 2010. Our online and other media services revenue grew by $19.3 million or 16% to $141.5 million for the year ended December 31, 2011, as compared with $122.2 million for the year ended December 31, 2010 primarily due to a 22% growth in our China market and a 11% growth in our US market, off-set by declines in our other markets. The growth in our online and other media services revenue resulted mainly from a 23% growth in our revenue from hosting online websites and digital magazines for our customers off-set partially by a 10% decline in print advertising. China represented 77% of online and other media services revenue for the year ended December 31, 2011 compared to 73% for the year ended December 31, 2010. Our Exhibitions revenue grew from $69.5 million for the year ended December 31, 2010 to $78.0 million for the year ended December 31, 2011, a growth of 12%, due mainly to increase in our booth yield for our China Sourcing Fairs events in Hong Kong and Johannesburg, South Africa, growth in our China International Optoelectronic Expo, our new China Sourcing Fairs events in Miami, USA that we launched in July 2011 and re-scheduling of our December 2010 Global Sourcing Fairs events in Shanghai to first quarter of 2011, off-set partially by declines in revenue from our International IC China Conferences and Exhibitions in China held in the first quarter of 2011 and our Dubai events in June 2011 and cancellation of our International IC China Conferences and Exhibitions fall 2011 events. China represented 83% of Exhibitions revenue for the year ended December 31, 2011 compared to 80% for the year ended December 31, 2010. We continue to look for opportunities to expand the number of our exhibition events and locations for our events.

We continue to focus on the China market. We expanded our market share in China in both the online and other media services and the exhibition services through a series of marketing efforts including the launch of our 40th anniversary special package in November 2010, launching new exhibition events and achieving  higher booth yields in year 2011 for our exhibition events. China’s high GDP growth rate in 2011 also helped our marketing efforts. Our total revenue from China grew by 20% during the year ended December 31, 2011 relative to the year ended December 31, 2010. Our total company revenue grew by 14% during the same period. This indicates our revenue growth from China market was more robust compared to our revenue growth from other markets.

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

Sales costs increased from $71.9 million during the year ended December 31, 2010 to $81.4 million during the year ended December 31, 2011, an increase of 13%. This was mainly due to an increase in sales commissions in turn due to increases in revenue, sales marketing expenses and business tax expenses as a result of change in applicable business tax rates in China.

Event Production

Event production costs consist of the costs incurred for hosting the exhibition or trade show and seminar events. The event production costs include venue rental charges, booth construction costs, travel costs incurred for the event hosting and other event organizing costs. The event production costs are deferred and recognized as an expense when the related event occurs.

Event production costs increased from $21.9 million during the year ended December 31, 2010 to $24.6 million during the year ended December 31, 2011. This was mainly due to more exhibition events being held in 2011 compared to 2010 as well as an increase in number of booths sold for our China International Optoelectronic Expo, China Sourcing Fairs in Hong Kong and South Africa, offset by a reduction from the cancellation of our International IC China Conferences and Exhibitions Fall 2011 events and China Sourcing Fairs events in Singapore.

Community and Content

Community and content costs consist of the costs incurred for servicing our buyer community, marketing our products and services to the global buyer community and our content management services costs for our print publications business and online services business. Community and content costs also include costs relating to our trade magazine publishing business and marketing inserts business, specifically printing, paper, bulk circulation and magazine subscription promotions, promotions for our on-line services, customer services costs and the event specific promotions costs incurred for promoting the China Sourcing Fairs events and the technical conferences, exhibitions and seminars to the buyer community. The event specific promotion costs incurred for events are expensed as incurred.

Community and content costs increased from $31.9 million during the year ended December 31, 2010 to $34.1 million during the year ended December 31, 2011, an increase of 7%. This increase was due mainly to community and content costs of our newly acquired EDN Asia and EDN China businesses and increases in our content management services costs, promotion costs of our exhibition events, fees paid to third party service providers, off-set partially by a 12% decline in bulk circulation costs and other declines in paper cost. We also reduced our participation in third party trade shows in efforts to reduce our costs.

General and Administrative

General and administrative costs consist mainly of corporate staff compensation, marketing costs, office rental, depreciation, communications and travel costs, foreign exchange gains/losses, amortization of software and intangible assets and goodwill impairment loss (described in the following paragraphs).

We have issued share awards under two equity compensation plans (“ECP”) to former employees, consultants and employees of third party service providers after they resigned or retired from their respective employment or consultancy service. Under these two plans, the share grants vest over a five-year period on a graded vesting basis, with a percentage of shares vesting each year. The grantee is subject to the non-compete terms stipulated in the plan. The Company has the ability to enforce the non-compete agreement by forfeiting the unvested shares if the grantee fails to comply with the non-compete terms. There is no vesting condition other than the non-compete terms. We recognize the intangible asset relating to the non-compete provisions of each of the above awards at the fair value of the respective award. The intangible asset is amortized over the non-compete period specified in the award on a straight-line basis. The amortization expense relating to these intangible assets is included in the general and administrative costs.

In December 2009, our subsidiary, eMedia Asia Limited (“eMedia Asia”), acquired the entire issued share capital of eMedia South China Limited which holds a 70% equity interest in Shenzhen Herong GS Exhibition Co., Ltd. for a total purchase consideration of $6.8 million. We accounted for this acquisition as a business combination. We recorded the acquired intangible assets at fair value of $5.8 million and goodwill of $2.5 million in connection with this acquisition. A majority of amortizable intangible assets have useful lives of 14 years and the others less than one year. The amortization expense relating to these acquired intangible assets is included in the general and administrative costs. There was no impairment to goodwill during the years ended December 31, 2011 and 2010 based on our assessment.

On April 2, 2011, eMedia Asia acquired 100% interest in EDN Asia Advertising Pte Ltd (formerly known as “Canon Communications Asia Pte Ltd”) and Beijing EDN Advertising Production Co., Ltd (formerly known as “Beijing Reed Advertising Services Co., Ltd.”) which together own EDN China, EDN Asia and certain other associated publication titles and websites from Canon Communications LLC, a subsidiary of United Business Media Limited, for a purchase consideration of approximately $4.1 million. During the three months ended December 31, 2011, we completed the purchase price allocation and recorded cash and other assets acquired at a fair value of $1.5 million, the acquired intangible assets at fair value of $1.6 million and the related deferred tax liabilities of $0.4 million, liabilities assumed at a fair value of $0.6 million, and goodwill of $2.0 million in connection with this acquisition. A majority of amortizable intangible assets have useful lives of 6 years and the others one year. The amortization expense relating to these acquired intangible assets is included in the general and administrative costs. Subsequent to the acquisition, during the year 2011 management had restructured the operations of the acquired business and discontinued some of the print editions of EDN Asia Publication. We performed an impairment review as at December 31, 2011 which revealed a shortfall in the future cash flows to support the recoverability of the EDN business. The cashflow projections used by us was based on the detailed financial and operating plans of the acquired business, which took into consideration the results of the post-acquisition review and the more than anticipated softening of the print advertising market since the acquisition date. Accordingly, an impairment of $0.7 million to goodwill was recorded under general and administration costs in the consolidated income statement during the three months ended December 31, 2011.

General and administrative costs increased by 21% from $33.5 million during the year ended December 31, 2010 to $40.7 million during the year ended December 31, 2011, due mainly to increases in marketing costs, payroll costs, fees paid to third party consultants, an impairment loss to goodwill, depreciation cost and exchange loss attached with the acquisition of the new Shanghai property in the fourth quarter of 2011, non-cash share based compensation expenses, amortization expenses and a one-time impairment loss to goodwill for newly acquired intangible assets relating to EDN Asia and EDN China business discussed in the preceding paragraph.

Information and Technology

Information and technology costs consist mainly of payroll, office rental, depreciation costs and fees paid to third parties relating to our information and technology support services and the updating and maintenance of Global Sources Online.

Information and technology costs increased by 7% from $11.8 million during the year ended December 31, 2010 to $12.6 million during the year ended December 31, 2011 due mainly to increases in payroll costs, depreciation costs and fees paid to third party consultants off-set partially by a decline in internet and website hosting costs.

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

The total non-cash compensation expenses, resulting from ECP and The Global Sources Directors Share Grant Award Plan recorded by us and included under the respective categories of expenses during the year ended December 31, 2011 and during the year ended December 31, 2010 were $2.8 million and $2.2 million, respectively.

The corresponding amounts for the non-cash compensation expenses were credited to shareholders’ equity.

Profit from Operations

The total profit from operations during the year ended December 31, 2011 was $31.7 million as compared to $25.6 million during the year ended December 31, 2010. The growth in total profit from operations resulted mainly from increased revenue, off-set partially by increases in sales costs, event production costs, community and content costs, general and administrative costs and information and technology costs.

Profit from operations for online and other media services increased from $17.4 million during the year ended December 31, 2010 to $21.1 million during the year ended December 31, 2011, an increase of 21%. The growth resulted mainly from a growth in online and other media services revenue, off-set partially by increases in sales costs, community & content costs, general and administrative costs and information and technology costs. Profit from operations for exhibition services grew from $5.1 million during the year ended December 31, 2010 to $7.3 million during the year ended December 31, 2011. The increase resulted mainly from a growth in exhibitions revenue, off-set partially by increases in sales costs, event production costs, community and content costs and general and administrative costs. Profit from operations for all other segments grew from $3.1 million during the year ended December 30, 2010 to $3.4 million during the year ended December 31, 2011 as a result of increase in rental income.

Interest Income

We recorded interest income of $0.4 million arising mainly from U.S. Treasury securities and term deposits placed with banks during the year ended December 31, 2011 compared to interest income of $0.5 million during the year ended December 31, 2010. The decline in interest income was mainly due to lower yield on the term deposits with the banks during the first half of 2011 as well as a decline in our cash and bank balances as a result of our property purchase in Shanghai, China in the third quarter of 2011 and our share repurchase through tender offer that we completed in the third quarter of 2010.

Income Taxes

Certain of our subsidiaries operate in the Cayman Islands and other jurisdictions where there are no taxes imposed on companies. Some of our subsidiaries operate in Hong Kong SAR, Singapore, China and certain other jurisdictions and are subject to income taxes in their respective jurisdictions.

We reported a tax provision of $1.6 million during the year ended December 31, 2011 and $1.1 million during the year ended December 31, 2010.

Net Profit Attributable to the Company

Net profit attributable to the company grew from $25.3 million during the year ended December 31, 2010 to $29.5 million during the year ended December 31, 2011. The growth in net profit attributable to the Company resulted mainly from growth in revenue, off-set partially by increases in sales costs, event production costs, community and content costs, general and administrative costs, information and technology costs, and decline in interest income and in addition, there was a gain on sale of available-for-sale securities of $1.2 million recorded during the year ended December 31, 2010 while there was no similar gain recorded in the year 2011.

Diluted Net Profit per Share

The diluted net profit per share attributable to the Company’s shareholders increased from $0.61 for the year ended December 31, 2010 to $0.83 for the year ended December 31, 2011. The number of shares used for the computation of net profit per share decreased from 41.7 million to 35.4 million as we repurchased our shares through tender offer in the third quarter of 2010.

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

Total revenue from China grew by 20% during the year ended December 31, 2010 compared to the year ended December 31, 2009.  Total company revenue grew by 14% during the year when compared to the prior period.

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

In December 2009, our subsidiary, eMedia Asia Limited (“eMedia Asia”), acquired the entire issued share capital of eMedia South China Limited (previously known as “UBM South China Limited”), a company incorporated in the Hong Kong Special Administrative Region, which holds a 70% equity interest in Shenzhen Herong GS Exhibition Co., Ltd.(previously known as Shenzhen Herong UBM Exhibition Co., Ltd.). Shenzhen Herong GS Exhibition Co., Ltd. operates a trade show in the PRC known as the “China International Optoelectronic Expo”. We accounted for this acquisition as a business combination. We paid $5.8 million cash consideration and assumed liabilities of $0.8 million resulting in a total consideration of $6.6 million. The liabilities assumed shall be paid within one year subject to any adjustments and settlements in respect of any outstanding warranty claims and completion of certain other requirements. During 2010, we have fully paid $0.8 million liabilities assumed. In 2010, we completed the final valuation and purchase price allocation and recorded the acquired intangible assets at fair value of $5.8 million and goodwill of $2.5 million in connection with this acquisition. We also recorded $1.5 million deferred tax liability related to the intangible assets. A majority of amortizable intangible assets have useful lives of 14 years and the others less than one year. In addition, we recorded $2.7 million non-controlling interest which represents the fair value at acquisition date of the 30% share of the minority shareholder in the Shenzhen Herong GS Exhibition Co., Ltd. The amortization expense relating to these acquired intangible assets is included in the general and administrative costs. There was no impairment to goodwill during the years ended December 31, 2010 and 2009 based on our assessment.

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

Profit from operations for online and other media services increased from $10.7 million during the year ended December 31, 2009 to $17.4 million during the year ended December 31, 2010, an increase of 63%. The growth resulted mainly from a growth in online and other media services revenue and a decline in community and content costs, off-set partially by increases in sales costs, general and administrative costs. Profit from operations for exhibition services grew from $1.5 million during the year ended December 31, 2009 to $5.1 million during the year ended December 31, 2010. The increase resulted mainly from a growth in exhibitions revenue and a decline in community and content costs, off-set partially by increases in sales costs, event production costs and general and administrative costs. The profit from operations for all other segments increased from $2.2 million for the year ended December 31, 2009 to $3.1 million for the year ended December 2010 as a result of increase in rental income.

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

Net Profit attributable to the Company’s Shareholders

Net profit attributable to the Company’s shareholders was $25.3 million for the year ended December 31, 2010, compared to net profit attributable to the Company’s shareholders of $14.3 million for the year ended December 31, 2009. The growth in net profit attributable to the Company’s shareholders resulted mainly from growth in revenue, gain on sale of available-for-sale securities and decline in community and content costs off-set partially by increases in sales costs, event production costs, general and administration costs, and a decline in interest income.

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

Liquidity and Capital Resources

We financed our activities for the year ended December 31, 2011 using cash generated from our operations and we had no bank debt as of December 31, 2011.

Net cash generated from operating activities was $55.2 million during the year ended December 31, 2011, compared to $46.9 million cash generated from operating activities during the year ended December 31, 2010. The primary source of cash from operating activities was collections from our customers received through our independent sales representative organizations.

Receivables from sales representative organizations declined from $8.2 million as of December 31, 2010 to $6.5 million as of December 31, 2011 as our sales representatives transferred the collections to our bank accounts. In the long term, if our China business and our exhibition business grow as the economic climate improves, the receivables from sales representative organizations may increase. All of the authorized signatories to the collection depository bank accounts maintained by our sales representatives in China are our employees, a majority of whom are senior management.

Advance payments received from customers were $110.1 million as of December 31, 2011, compared to $97.3 million as of December 31, 2010, which improved our liquidity. The majority of our customers in China pay us in advance for our Online and Other Media Services business. The majority of our Exhibitions business collections are  also advance payments.

We continuously monitor collections from our customers and maintain an adequate provision for impairment of receivables. While credit losses have historically been within our expectations and the allowances established, if bad debts significantly exceed our provisions, additional provisions may be required in future.

We did not recognize deferred income tax assets of $9.3 million in respect of losses as at December 31, 2011 that can be carried forward against future taxable income as the losses arose from dormant and/or loss-making subsidiaries whereby the realization of the related tax benefit through future taxable profits is not probable.

Net cash used in investing activities was $74.3 million during the year ended December 31, 2011, resulting from the $52.0 million cashed used for purchase of office premises in and investment property in Shanghai, China, $4.7 million cash used for the purchase of computers, software, leasehold improvements and office furniture, $3.5 million placement of term deposits with banks, $18.2 million purchase of available-for sale securities and $3.4 net consideration paid for acquisition of controlling interest in a business, off-set partially by $2.2 million  proceeds from matured time deposits with banks, $5.0 million proceeds from sale of available-for-sale securities and $0.3 million in interest received. Net cash generated from investing activities was $63.0 million during the year ended December 31, 2010, resulting from the $58.3 million net proceeds from matured term deposits with banks, $6.8 million proceeds from sale of available-for-sale securities, $1.2 million interest received off-set partially by $2.5 million cash used for capital expenditures mainly for the purchase of computers, software, office furniture, leasehold improvements and $0.8 million payment for the acquisition of a controlling interest in a subsidiary.

Capital expenditures during the three months period ended March 31, 2012 amounted to $0.6 million and were incurred mainly for computers, software, office furniture, office equipment and leasehold improvements. Our capital expenditures were financed using cash generated from our operations.

In 2004, 2007 and 2008 we purchased office space of 9,000 square meters, 1,939.38 square meters and 6,364.50 square meters, respectively, in commercial buildings in Shenzhen China. In 2008 we also purchased office space of 22,874 square feet together with six car parking spaces in a commercial building in Hong Kong SAR. In the third quarter of 2011, we purchased office space of approximately 6,668 square meters in a commercial building in Shanghai, China at a purchase price of approximately $52.0 million, to support our continued business expansion in China. The payments for this acquisition were funded from our internal cash resources. These buildings are situated on leasehold lands with lease periods ranging between 50 to 55 years. We record the depreciation on these assets on a straight-line basis over the remaining lease term.  As at December 31, 2011, the usage of the office space was reviewed and based on the Company’s intention; the portion of the properties with net book value amounting to $75.4 million that is designated to generate rental income in the short to medium term has been re-classified as Investment Properties. The total net book value of these four office properties including the portion classified as investment property and the portion classified under Property and Equipment as of December 31, 2011 and as of December 31, 2010 was $124.5 million and $71.5 million, respectively. The total market value of these office properties as of December 31, 2011 and 2010 were $209.8 million and $136.4 million, respectively, based on independent valuation reports prepared by Savills Valuation and Professional Services Limited, Hong Kong. There was no impairment to any of our properties as of December 31, 2011 and as of December 31, 2010. We did not record the market valuation gains as we record our property and equipment and investment properties at cost less the accumulated depreciation.

We invest our excess cash in term deposits with commercial banks, U.S. Treasury securities and available-for-sale securities to generate income from interest received as well as capital gains, while the funds are held to support our business.

Generally, we hold securities with specified maturity dates such as Treasury Bills until their maturity. We invest excess cash on hand in short term U.S. Treasury Bills and in term deposits with major banks to generate interest income. The market values of U.S. Treasury Bills and term deposits with banks as at December 31, 2011 were $13.3 million and $59.1 million, respectively, compared to the market values of U.S. Treasury Bills and term deposits with banks as at December 31, 2010 of $59.3 million and $17.6 million, respectively. We do not engage in buying and selling of securities with the objective of generating profits on short-term differences in price or for other speculative purposes. Our objective is to invest to support our capital preservation strategy.

We hold a Documentary Credit facility with the Hongkong and Shanghai Banking Corporation Limited, for providing documentary credits to our suppliers. This facility has a maximum limit of approximately $0.6 million. As at December 31, 2011, the unutilized amount under this facility was approximately $0.5 million. Hongkong and Shanghai Banking Corporation Limited has also provided a guarantee on our behalf to our suppliers. As at December 31, 2011, such guarantee amounted to $0.003 million.

During the first quarter of 2007, we entered into a number of venue license agreements for our exhibition events amounting to $44.4 million in payments over five and a half years, and in January 2011, we signed supplemental agreements for additional space, increasing the total amount to $44.5 million. The agreements are cancelable under force majeure conditions, or upon notice and payment of cancellation charges to the other party. In May 2010, we entered into a number of venue license agreements for our exhibition events amounting to a gross value of approximately $16.7 million in payments over five years. Again, in December 2010, we entered into a number of venue license agreements for our exhibition events amounting to a gross value of approximately $3.3 million in payments over four years. The agreements are cancelable under force majeure or other specified conditions, or upon notice and payment of cancellation charges to the other party. The amounts paid will be expensed when the related events are held. As of December 31, 2011, we have paid approximately $37.9 million under these agreements.

Net cash used in financing activities was $0.4 million during the year ended December 31, 2011, resulting from $0.4 million payment of dividend to non-controlling shareholder by a subsidiary. Net cash used in financing activities was $100.4 million during the year ended December 31, 2010, resulting from $100.1 million used for repurchase of common shares by tender offer to all shareholders of the Company and $0.3 million payment of dividend to non-controlling shareholder by a subsidiary.

As approved by our board of directors, in August 2010 we repurchased through a tender offer 11,121,000 of our common shares at purchase price of $9.00 per share and paid a total of $100.1 million in purchase consideration to the tendering shareholders. We are holding the repurchased shares as treasury shares.

On February 4, 2008, our board of directors authorized a program to buy back up to $50.0 million of common shares. We may, from time to time, as business conditions warrant, purchase shares in the open market or through private transactions. The buyback program does not obligate us to buy back any specific number of shares and may be suspended or terminated at any time at management’s discretion. The timing and amount of any buyback of shares will be determined by management based on its evaluation of market conditions and other factors. As of December 31, 2011, we have not bought back any of our shares under this program.

On April 2, 2011, our subsidiary, eMedia Asia Limited in which the Company owns 60.1% equity interest, acquired 100% interest in EDN Asia Advertising Pte Ltd (formerly known as Canon Communications Asia Pte Ltd) and Beijing EDN Advertising Production Co., Ltd. (formerly known as Beijing Reed Advertising Services Co., Ltd.), which together own EDN China, EDN Asia and certain other associated publication titles and websites, from Canon Communications LLC, a subsidiary of United Business Media Limited, for a consideration of approximately $4.1 million. Accumulated acquisition related costs of approximately $0.31 million were incurred during 2010 and 2011. The acquisition costs have been expensed under general and administrative expenses in the consolidated income statements.

With the acquisition of EDN China and EDN Asia, eMedia Asia Limited further expands the reach of its multi-channel media network that serves to advance the design capability and competitiveness of electronics manufacturers in Asia and throughout China. We accounted for this acquisition as a business combination. We paid a total purchase consideration of $4.1 million. The purchase price allocation was completed in the fourth quarter of 2011 and we recorded the acquired intangible assets of $1.6 million and the related deferred tax liabilities of $0.4 million and goodwill of $2.0 million in connection with this acquisition. A majority of the intangible assets have useful lives of 6 years and the others of twelve months. The amortization expense relating to these acquired intangible assets of $0.35 million was included in the general and administrative costs in the consolidated income statement for the year ended December 31, 2011. Correspondingly, we recorded $0.07 million credit to income tax expense, in relation to the deferred tax liabilities arising from these intangible assets in the consolidated income statement for the year ended December 31, 2011. The acquired entities are being consolidated with effect from the date of acquisition. As explained in the paragraphs on general and administrative costs, we recorded an impairment loss to goodwill of $0.7 million during the three months and year ended December 31, 2011.

Subsequent to the year end, during the first quarter of 2012, we acquired 80% interest in Haoji Group Limited which, through a subsidiary incorporated in Hong Kong, owns 100% of Huanyu Shishang Exhibition (Shenzhen) Co., Ltd, a company incorporated in China, that organizes and hosts the China (Shenzhen) International Brand Clothing & Accessories Fair (SZIC), one of the largest fashion shows in Asia, for a total consideration of up to approximately $17.3 million, comprising an initial cash consideration of up to approximately $13.0 million that was paid upon completion of the transaction, and another additional cash consideration of up to approximately $4.3 million that is payable upon certain performance related conditions being fulfilled. SZIC is held annually in Shenzhen, one of the major cities in garment designing and manufacturing in China. Started in 2001, the show has continually grown and developed each year. The 2012 show is scheduled to be held in July 2012. The apparel industry in China is moving from pure manufacturing to design and innovation, driving Chinese brands to become more well-known and prestigious, ultimately accelerating China’s domestic demand. With SZIC’s dominant presence in the expanding fashion industry combined with Global Sources’ established global presence and strong network in China, this investment positions us to take advantage of this emerging opportunity. The acquisition costs relating to this acquisition are estimated to be $0.35 million, of which $0.05 million was expensed in the year ended December 31, 2011 under the general and administrative expenses in the consolidated income statement. We will record this acquisition as a business combination. Details of the fair value of assets acquired and liabilities assumed, the amount of goodwill to be recorded and the effect on the cash flows for the Group are not disclosed, as the accounting for this acquisition is still in progress. The acquired entities will be consolidated with effect from the date of acquisition.

During the first quarter of 2012, we subscribed to an approximate 10% of equity interest in Shooii Limited, an Australian start-up company, which will operate an online retail platform for footwear for approximately $0.3 million.

The following table summarizes our contractual obligations as of December 31, 2011:

	Payments due by period (in U.S. Dollars Thousands)
	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
Contractual Obligations
Operating leases	$778	$711	$67	—	—
Purchase obligations	3,450	2,321	1,129	—	—
Deferred income and customer prepayments - long term	8,290	—	8,290	—	—
Total	$12,518	$3,032	$9,486	$—	$—

Provision for taxes have not been included in the above table because the periods of cash settlement with the respective tax authority cannot be reasonably estimated.

Deferred income and customer prepayments – long term have been included as the Company can be obliged to refund certain customer prepayments under certain circumstances.

We anticipate that our cash and securities on hand and expected positive cash-flows from our operations will be adequate to satisfy our working capital needs, capital expenditure requirements and cash commitments for the next 12 months.  However, looking to the long term, we may raise additional share capital, sell debt securities, or obtain credit facilities as and when required to further enhance our liquidity position, and an issue of additional shares could result in dilution to our shareholders.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have a material effect or are reasonably likely to have a material future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures, or capital resources.

Recent Accounting Pronouncements

There are no IFRSs or IFRIC interpretations that are effective for the first time for the financial year beginning on or after 1 January 2012 that would be expected to have a material impact on our Group.  New standards, amendments and interpretations issued but not effective for the financial year beginning 1 January 2012 and not early adopted.

IAS 19, ‘Employee benefits’ was amended in June 2011. The requirements of the standard are as follows: to eliminate the corridor approach and recognize all actuarial gains and losses in other comprehensive income as they occur; to immediately recognize all past service costs; and to replace interest cost and expected return on plan assets with a net interest amount that is calculated by applying the discount rate to the net defined benefit liability (asset). We have yet to assess the full impact of the amendments.

IFRS 9, ‘Financial instruments’, addresses the classification, measurement and recognition of financial assets and financial liabilities. IFRS 9 was issued in November 2009 and October 2010. It replaces the parts of IAS 39 that relate to the classification and measurement of financial instruments. IFRS 9 requires financial assets to be classified into two measurement categories: those measured as at fair value and those measured at amortized cost. The determination is made at initial recognition. The classification depends on the entity’s business model for managing its financial instruments and the contractual cash flow characteristics of the instrument. For financial liabilities, the standard retains most of the IAS 39 requirements. The main change is that, in cases where the fair value option is taken for financial liabilities, the part of a fair value change due to an entity’s own credit risk is recorded in other comprehensive income rather than the income statement, unless this creates an accounting mismatch. We have yet to assess IFRS 9’s full impact and intend to adopt IFRS 9 no later than the accounting period beginning on 1 January 2013.

IFRS 10, Consolidated financial statements’ builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included within the consolidated financial statements of the parent company. The standard provides additional guidance to assist in the determination of control where this is difficult to assess. We have yet to assess IFRS 10’s full impact and intend to adopt IFRS 10 no later than the accounting period beginning on 1 January 2013.

IFRS 11 replaces the guidance on ‘Joint ventures’ in IAS 31 -Interests in Joint Ventures and SIC 13 - Jointly Controlled Entities - Non-Monetary Contributions by Venturers. The new standard introduces a principles-based approach to accounting for joint arrangements that requires a party to a joint arrangement to recognize its rights and obligations arising from the arrangement. The new standard requires that joint ventures be accounted for under the equity method thus eliminating the option to proportionally consolidate such ventures. We have yet to assess IFRS 11’s full impact and intend to adopt IFRS 11 no later than the accounting period beginning on 1 January 2013.

IFRS 12, ‘Disclosures of interests in other entities’ includes the disclosure requirements for all forms of interests in other entities, including joint arrangements, associates, special purpose vehicles and other off balance sheet vehicles. We have yet to assess IFRS 12’s full impact and intend to adopt IFRS 12 no later than the accounting period beginning on 1 January 2013.

IFRS 13, ‘Fair value measurement’, aims to improve consistency and reduce complexity by providing a precise definition of fair value and a single source of fair value measurement and disclosure requirements for use across IFRSs. The requirements, which are largely aligned between IFRSs and U.S. GAAP, do not extend the use of fair value accounting but provide guidance on how it should be applied where its use is already required or permitted by other standards within IFRSs or U.S. GAAP. We adopted IFRS 13 for the accounting period beginning on 1 January 2012 and it is unlikely that this standard will have significant impact on our Group’s financial statements.

There are no other IFRSs or IFRIC interpretations that are not yet effective that would be expected to have a material impact on our Group.

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

We believe that non-IFRS metrics are useful measures of operations because these help investors to understand and compare business trends among different reporting periods on a consistent basis, independently of share-based compensation and items non- indicative of recurring operating activities. Thus non-IFRS financial metrics enable investors to assess our operating results in a manner that is focused on the performance of our ongoing operations.

Readers should not place undue reliance on non−IFRS financial measures or regard them as a substitute for the nearest IFRS measures. Further, these non−IFRS financial measures may not be comparable to similarly titled measures used by other companies.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

The following table sets forth information regarding the persons who are our executive officers and directors as of the date of this Annual Report.

Name	Age	Position
Merle Allan Hinrichs	70	Director and Executive Chairman
Spenser Au	57	Chief Executive Officer
Connie Lai	38	Chief Financial Officer
Brent Barnes	39	Chief Operating Officer
Peter Zapf	43	Chief Information Officer
Sarah Benecke	55	Director
Eddie Heng Teng Hua	61	Director
Roderick E. Chalmers	64	Director
David F. Jones	47	Director
James A. Watkins	66	Director
Yam Kam Hon Peter	65	Director

Mr. Hinrichs has been a director since April 2000 and is currently our Executive Chairman. He was our Chief Executive Officer from April 2000 to August 2011. A co-founder of the business, he was the principal executive officer of our predecessor company, Trade Media Holdings Limited, a Cayman Islands corporation wholly owned by us (“Trade Media”), from 1971 through 1993 and resumed that position in September 1999. From 1994 to August 1999, Mr. Hinrichs was chairman of the ASM Group, which included Trade Media. Mr. Hinrichs is a director of Trade Media and has also been the Chairman of the Board of Trade Media. Mr. Hinrichs graduated from the University of Nebraska and the Thunderbird School of Global Management (“Thunderbird”). Mr. Hinrichs is a founder and former chairman of the Society of Hong Kong Publishers. He is a member of the board of trustees of Thunderbird and is a board member of the Economic Strategy Institute. He is also an investment Promotion Ambassador with Invest Hong Kong. His term as director expires in 2012.

Mr. Au was appointed as our Chief Executive Officer in August, 2011. Mr. Au first became a team member in 1978 as an account executive for Asian Sources Electronics magazine. The positions through which he advanced to senior management included regional sales manager in 1988, associate publisher in 1991, publisher in 1992 and president of Asian Sales in 1999. Mr. Au has a deep knowledge of Greater China and other markets where the company operates. Mr. Au received a Diploma in Business Management in 1977 from the Hong Kong Baptist University.

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

Mr. Barnes was appointed as our chief operating officer in January 2012.  Mr. Barnes is responsible for the company's worldwide operations, including community development, content development, human resources and administration.   Mr. Barnes began his career handling operations for a group of lobbyists in Austin, Texas. Later, he moved to Mexico City, where he designed and delivered training programs for executives at Ford Motor Co. and Mercedes-Benz. Upon completion of his MBA, Mr. Barnes spent a year working as a Market Analyst for Global Sources in Phoenix, Arizona before moving to Hong Kong to become Executive Assistant to the Chairman & CEO in June of 2000. Since 2003 he has spent time managing each of the core operational departments and assumed the role of General Manager of Content & Community Development in December 2009.   Mr. Barnes holds a Bachelor of Arts degree from the University of Texas at Austin and an MBA from the Thunderbird School of Global Management.

Mr. Zapf was appointed as our chief information officer in January 2012. Mr. Zapf began his career in software project management with the United States Air Force. He then joined Global Sources in Phoenix, Arizona, working on the development, sales and marketing of the company’s early software and e-commerce products. Later, he worked as a research analyst at Bear Stearns in New York, focusing on the business-to-business market, after which he joined Hong Kong-based AsiaCommerce, a startup incubator, as Chief Executive Officer. He rejoined Global Sources in 2001, and was chief operating officer from January 2011 to December 2011.  Mr. Zapf holds a BS in Electrical Engineering and Engineering and Public Policy from Carnegie Mellon University, an MS in Computer Science from Troy State University, and an MBA from Thunderbird, the American Graduate School of International Management.

Ms. Benecke has been a director since April 2000 and, since 1993, has been a director of Trade Media. Ms. Benecke was our principal executive officer from January 1994 through August 1999. She joined us in May 1980 and served in numerous positions, including publisher from 1988 to December 1992 and chief operating officer in 1993. From September 1999 to July 2010, Ms. Benecke served as a consultant to Publishers Representatives Ltd. (Hong Kong), a subsidiary of our company. Her consulting work focused largely on the launch, development and expansion of the “China Sourcing Fairs” in Shanghai, Hong Kong, Mumbai, Dubai, Singapore and Johannesburg. Ms. Benecke is also on the board of Australian media company, McPherson Media, and of Australian online footwear retail company, Shooii Limited. She graduated with a B.A. from the University of New South Wales, Australia. Her term as director expires in 2013.

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

Mr. Jones has been a director since April 2000. In August 2011 Mr. Jones became Executive Director of Better Place Australia Pty Ltd, a leading electric vehicle services provider in Australia.  He spent the previous 17 years in the private equity industry, and before that he was in management consulting, investment banking and general management. Mr. Jones was Managing Director of CHAMP Private Equity, a leading Australian buyout firm from 2002 to 2011. In 1999, he founded and, until 2002, led the development of UBS Capital’s Australian and New Zealand business. Prior to that, he spent four years with Macquarie Direct Investment, a venture capital firm in Sydney, Australia, and one year at BancBoston Capital in Boston, Massachusetts. Mr. Jones began his career as a consultant with McKinsey & Company in Australia and New Zealand. He left McKinsey to take the role of general manager of Butterfields Cheese Factors, of the King Island Dairies group. He is a director of EC English Pty Ltd, EMR Capital Pty Ltd and The National Museum of Australia. He was previously Chairman of the Australian Venture Capital Association Limited and a director of various listed and unlisted companies in Australia. Mr. Jones holds a Bachelor of Engineering (First Class Hons.) from the University of Melbourne and a Master of Business Administration from Harvard Business School. His term as director expires in 2014.

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

Mr. Yam was first appointed as a director at our annual general meeting of shareholders on June 22, 2011. Mr. Yam joined Emerson (NYSE: EMR) in 1986 and is currently an advisor to Emerson after he retired as president of Emerson Greater China and chairman of Emerson Electric (China) Holdings Co., Ltd in April 2008. For more than two decades, Mr. Yam played a key role in leading Emerson’s investments in China. Mr. Yam holds a bachelors degree in electrical engineering from the University of Hong Kong and an Executive MBA from the University of Chicago.  Since June 2010, Mr. Yam has served as a non-executive director of ISG Asia Investment (HK) Ltd. He is also currently an adjunct professor of The Chinese University of Hong Kong’s Faculty of Business Administration Department of Management and a member of the College Council and the Board of Governors of the Centennial College, Hong Kong.  Mr. Yam was previously a member of the Suzhou Industrial Park International Advisory Committee from 2001 to 2008, a director of the Executive Committee of Foreign Investment Companies in Beijing from 2003 to 2008, a non-executive director of Sun Life Hong Kong Limited and affiliates from 2003 to 2010 and a member of the Board of Directors of the Hong Kong Science & Technology Parks Corporation from 2001 to 2006,  and he also previously served as a vice-president of the American Chamber of Commerce in Hong Kong, a visiting professor of Nanjing University’s School of Business and a visiting professor of Jiangmen Polytechnic in China. His term as director expires in 2014.

Compensation

For the year ended December 31, 2011, we and our subsidiaries provided our twelve directors and executive officers as a group aggregate remuneration, pension contributions, allowances and other benefits of approximately $3,835,639 including the non-cash compensation of $1,464,528 associated with the equity compensation plans.

In 2011, we and our subsidiaries incurred $59,025 in costs to provide pension, retirement or similar benefits to our respective officers and directors pursuant to our retirement plan and pension plan.

Employment Agreements

We have employment agreements with Mr. Merle A. Hinrichs under which he serves as our executive chairman. The agreements contain covenants restricting Mr. Hinrichs’ ability to compete with us during his term of employment and preventing him from disclosing any confidential information during the term of his employment agreement and for a further period of three years after the termination of his employment agreement.  In addition, we retain the rights to all trademarks and copyrights acquired and any inventions or discoveries made or discovered by Mr. Hinrichs in the course of his employment. Upon a change of control, if Mr. Hinrichs is placed in a position of lesser stature than that of a senior executive officer, a significant change in the nature or scope of his duties is effected, Mr. Hinrichs ceases to be a member of the board, or if there is a breach of those sections of his employment agreements relating to compensation, reimbursement, title and duties or termination, each of us and such subsidiary shall pay Mr. Hinrichs a lump sum cash payment equal to five times the sum of his base salary prior to the change of control and the bonus paid to him in the year preceding the change of control. The agreements may be terminated by either party by giving six months’ notice.

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

Board Practices

Our board of directors consists of seven members divided into three classes, the terms of which expire on the basis of one-third of the board retiring by rotation at each annual general meeting of shareholders. Each director holds office until his or her term expires as aforesaid, and he or she is then subject to re-election as a director at the respective annual general meeting for a further term which will subsequently expire on the same basis. Executive officers serve at the discretion of the board of directors. Our executive officers have, on average, 20 years of service with us. Two executive directors and four non-executive directors receive a cash fee of $15,000 per year, plus an additional $4,000 for each board meeting attended. Non-executive directors who are members of the audit committee also receive a cash fee of $5,000 per year.

Committees of the Board of Directors

We have established an audit committee and an executive committee of our board of directors. The audit committee recommends the appointment of auditors, oversees accounting and audit functions and other key financial matters of our company. The audit committee meets at least four times a year. David Jones, Roderick Chalmers and James Watkins are the members of the audit committee and the board of directors determined that Mr. Chalmers is an audit committee financial expert as defined under appropriate SEC guidelines. The executive committee acts for the entire board of directors between board meetings in respect of certain matters. Merle Hinrichs, Eddie Heng and Sarah Benecke are the members of the executive committee.

We have a separately - designated standing compensation committee, consisting of the independent directors. The primary function of the compensation committee is to approve compensation packages for each of the Company’s executive officers. The compensation committee held one meeting in the fiscal year ended December 31, 2011.

We have an executive sessions committee, consisting of the independent directors. The executive sessions committee held at least two meetings in the fiscal year ended December 31, 2011.

Code of Ethics

We have adopted a Code of Ethics (“Code of Ethics”) that applies to our directors, officers (including our chief executive officer, chief financial officer, chief accounting officer or controller and persons performing similar functions) and employees. Any amendments or waivers to our Code of Ethics that apply to the chief executive officer or senior financial officers will be promptly disclosed on our website as required by law or by the Securities and Exchange Commission or by Nasdaq.

Employees

As of December 31, 2011, we had 444 employees worldwide, the majority of whom work in management, technical or administrative positions. We consider our employee relationships to be satisfactory. Our employees are not represented by labor unions and we are not aware of any attempts to organize our employees.

The following summarizes the approximate number of employees and independent contractors by function:

Function	Employees	Independent Contractors	Total

Content Development	25	407	432
Corporate Human Resources & Administration	48	66	114
Corporate Marketing	5	20	25
Community Development	62	93	155
Sales	78	2,405	2,483
Information System Department (includes CIO office)	77	75	152
Corporate Accounts	66	63	129
Office of the CEO, COO	18	0	18
Legal and Group Secretarial	6	1	7
Conference & Trade Show Services + China Edu	59	85	144
Total	444	3,215	3,659

Share Ownership

Information on the ownership of our Common Shares is given under Item 7, Major Shareholders and Related Party Transactions.

Equity Compensation Plans

On December 30, 1999, we established The Global Sources Employee Equity Compensation Trust (the “Trust”) for the purpose of administering monies and other assets contributed to the Trust for the establishment of equity compensation and other benefit plans, including The Global Sources Employee Equity Compensation Plan (“ECP”) Numbers IV to VII described below. The Trust is administered by Appleby Services (Bermuda) Ltd. (previously known as “Harrington Trust Limited” and then as “Appleby Trust (Bermuda) Ltd.”) (the “Trustee”). The number of shares that may be sold pursuant to these plans is limited to the number of our shares held by the Trust. Following our takeover of Trade Media on April 14, 2000, the Trade Media shares were exchanged for our common shares. These Trade Media shares currently represent our common shares. As of February 29, 2012, the Trustee holds 925,681 of our common shares, consisting of common shares held in the Trust, as well as already vested common shares under the plans which are held in trust by the Trustee for various grantees who have elected to utilize the trust services of the Trustee for such purpose.  The Trustee has informed us that it does not intend to acquire any additional shares.  In exercising its powers, including the voting of securities held in the Trust, the Trustee may be directed by a plan committee, selected by the board of directors of one of our wholly-owned subsidiaries.

Pursuant to a Declaration of Trust dated November 28, 2006 by the Trustee, “The Global Sources Equity Compensation Trust 2007” (“2007 Trust”) was established. The 2007 Trust is administered by Appleby Services (Bermuda) Ltd. (the “2007 Trustee”) as trustee. The purpose of the 2007 Trust is to administer shares contributed by us to the 2007 Trust from time to time in connection with providing equity compensation benefits under The Global Sources Equity Compensation (2007) Master Plan described below (“ECP 2007 Master Plan”). As of February 29, 2012, the 2007 Trustee does not hold any of our common shares in the 2007 Trust, but the 2007 Trustee holds 75,072 already vested common shares under the ECP 2007 Master Plan which are held in trust by the 2007 Trustee for various grantees who have elected to utilize the trust services of the 2007 Trustee for such purpose. In exercising its powers under the 2007 Trust, the 2007 Trustee may be directed by a plan committee to be constituted and appointed by us. The plan committee (“ECP 2007 Plan Committee”) was constituted and appointed by the Board of Directors on February 15, 2007.

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

The non-cash compensation expenses associated with the above awards under ECP IV and ECP V of approximately $2,981,000 and $3,537,000, respectively, are recognized over the five-year vesting term of the respective awards.

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

During the year ended December 31, 2011, the Company recorded an expense of approximately $4,000 relating to amortization of intangible assets associated with the awards under ECP VI.

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

The non-cash compensation expenses associated with the above awards under ECP VII of approximately $11,667,000 are recognized over the six-year vesting term of the respective awards.

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

An amended version of the ECP 2007 Master Plan, known as “The Global Sources Equity Compensation (2007) Master Plan (amended effective as of January 1, 2012)” (“ECP 2007 Master Plan (Amended)”), has been approved by our Board of Directors with effect from January 1, 2012, in order to expressly clarify that, as an alternative to our common shares being first issued to the 2007 Trustee upon an award being made under the plan (for the 2007 Trustee to hold in trust pending vesting) and then subsequently transferred by the 2007 Trustee to the respective grantee upon vesting, our common shares may instead be issued directly to the respective grantee at the time of vesting.

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

The ECP 2007 Plan Committee approved awards of common shares under the plan on various dates. The non-cash compensation expenses as of December 31, 2011, associated with the above awards under the plan of approximately $16,315,000 are recognized over the six-year vesting term of the award.

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

During the year ended December 31, 2011, the Company recorded an expense related to amortization of intangible assets of approximately of $764,000 associated with the awards under The Global Sources Retention Share Grant Plan.

On April 24, 2009, the Plan Committee approved and issued “The Global Sources Directors Share Grant Award Plan” as a supplementary or subsidiary document to the ECP 2007 Master Plan. Persons eligible to receive grants under the plan are directors of the Company. Under the plan, the ECP 2007 Plan Committee is to determine who amongst the directors of the Company will be granted awards of shares and the number of shares to be awarded to them. Any shares awarded will not vest immediately, but only at the end of four years after such effective date as may be specified by the Plan Committee (or in accordance with such other vesting schedule as may be determined by the Plan Committee). The plan commenced with effect on April 24, 2009, and will terminate upon the expiration or termination of the ECP 2007 Master Plan, or upon the liquidation of the Company, or upon termination by the ECP 2007 Plan Committee, whichever is the earliest to occur. The ECP 2007 Plan Committee first approved an award under the plan in June 2009, and approved additional awards under the plan on various subsequent dates. The non-cash compensation expenses as of December 31, 2011, associated with the above awards under the plan of approximately $522,000 are recognized over the four-year vesting term of the award.

The Plan Committee has approved and issued “The Global Sources Retention Share Grant Plan II”, effective as of January 1, 2012, as a supplementary or subsidiary document to the ECP 2007 Master Plan (Amended). The plan’s provisions are essentially similar to those of The Global Sources Retention Share Grant Plan, except that it expressly clarifies that, as an alternative to our common shares being first issued to the 2007 Trustee upon an award being made under the plan (for the 2007 Trustee to hold in trust pending vesting) and then subsequently transferred by the 2007 Trustee to the respective grantee upon vesting, our common shares may instead be issued directly to the respective grantee at the time of vesting.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

The following table sets forth information about those persons who hold more than 5% of our outstanding common shares and the share ownership of our directors and officers as of February 29, 2012. The information is based upon our knowledge of the share ownership of such persons on February 29, 2012.

Common Shares Beneficially Owned
Name of Beneficial Owner	Shares	Percentage **
Merle Allan Hinrichs	14,686,997	43.22%
Spenser Au	*	*
Connie Lai	*	*
Brent Barnes	*	*
Peter Zapf	*	*
Sarah Benecke	*	*
Eddie Heng Teng Hua	*	*
David F Jones	*	*

Common Shares Beneficially Owned
Name of Beneficial Owner	Shares	Percentage **
Roderick E Chalmers	*	*
James A Watkins	*	*
Yam Kam Hon Peter	*	*
All officers and directors as a group (11 persons)	15,128,235	44.52%
______________________

*           Indicates beneficial ownership of less than 1%.

**	The percentage figures are calculated based on our total outstanding common shares (and do not take into account that portion of our total issued common shares which are held as treasury shares).

As of February 29, 2012, we believe that approximately 11,871,509 of our shares or approximately 34.94% of our total outstanding common shares were beneficially owned by U.S. holders and there were 623 shareholders of record in the U.S. (excluding any U.S. holders who may be holding our shares through brokerage firms).

Mr. Merle Allan Hinrichs, our Executive Chairman, beneficially owns approximately 43.22% of our common shares as of February 29, 2012, and is deemed our controlling shareholder.

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

Based on the information in Amendment No. 7 to the Schedule 13D filed with the SEC on April 22, 2011, during the period from January 19, 2011 to April 15, 2011, Hung Lay Si Co., Ltd transferred all of the 17% common shares owned by it to four separate unaffiliated entities.  Prior thereto, Mr. Hinrichs repaid in full a debt that was owing to Hung Lay Si and upon such payment Hung Lay Si's shared dispositive power over the common shares owned by Mr. Hinrichs ceased. As a result Mr. Hinrich owns the common shares free and clear and as of April 15, 2011, Hung Lay Si does not have sole or shared voting or dispositive power over any common shares.

The disclosure below pertained to transactions with Hung Lay Si group of companies from January 1, 2011 to April 15, 2011.

In 2011, we leased approximately 95,429 square feet of our office facilities from companies related to Hung Lay Si Co., Ltd, one of our former major shareholders, under cancelable and non-cancelable operating leases and incur building maintenance services fees to those affiliated companies. For the period of January 1, 2011 to April 15, 2011, we incurred rental, building services expenses and reimbursement of membership fees for use of club memberships of $405,147. We also receive investment consultancy services from our affiliated companies. The expenses incurred for these services for the period January 1, 2011 to April 15, 2011 totaled $14,583.

We believe these transactions are commercially reasonable in the jurisdictions where we operate and for our employees where they reside or work.

ITEM 8.                  FINANCIAL INFORMATION

GLOBAL SOURCES LTD. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS
For the year ended December 31, 2011

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders

In our opinion, the accompanying consolidated balance sheets and the related consolidated income statements and statements of comprehensive income, changes in equity and cash flows  present fairly, in all material respects, the financial position of Global Sources Ltd. (the “Company”) and its subsidiaries at December 31, 2011, and December 31, 2010 and the results of their operations and their cash flows for each of the three years ended December 31, 2011  in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Report of Management on Internal Control over Financial Reporting.  Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits.  We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects.  Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk.  Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

PricewaterhouseCoopers LLP
Singapore
March 22, 2012

GLOBAL SOURCES LTD. AND SUBSIDIARIES
CONSOLIDATED INCOME STATEMENTS

(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

	Year ended December 31,
	2011	2010	2009

Revenue
Online and other media services	$141,475	$122,203	$113,775
Exhibitions	77,973	69,450	55,147
Miscellaneous	5,617	4,996	3,985
	225,065	196,649	172,907
Operating Expenses:
Sales	81,363	71,923	63,740
Event production	24,637	21,875	18,385
Community and content	34,078	31,923	34,524
General and administrative	40,660	33,463	30,045
Information and technology	12,607	11,839	11,784
Total Operating Expenses	193,345	171,023	158,478
Profit from Operations	31,720	25,626	14,429
Interest income	360	510	981
Gain on sale of available-for-sale securities	—	1,223	—
Profit before income taxes	32,080	27,359	15,410
Income tax expense	(1,613)	(1,117)	(498)
Net profit	30,467	26,242	14,912
Net profit attributable to non-controlling interests	(991)	(991)	(618)
Net profit attributable to the Company’s shareholders	$29,476	$25,251	$14,294
Basic net profit per share attributable to the Company’s shareholders	$0.87	$0.63	$0.32
Shares used in basic net profit per share calculations	33,742,648	40,283,874	44,546,226
Diluted net profit per share attributable to the Company’s shareholders	$0.83	$0.61	$0.31
Shares used in diluted net profit per share calculations	35,385,218	41,693,616	45,751,437

The notes on pages 69 to 109 are an integral part of these consolidated financial statements.

GLOBAL SOURCES LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

	Year ended December 31,
	2011	2010	2009

Net profit	$30,467	$26,242	$14,912
Other comprehensive income:
Currency translation differences arising from consolidation	3,212	2,008	72
Financial assets, available-for-sale:
Fair value gains	—	328	895
Reclassification to income statements on disposal	—	(1,223)	—
Other comprehensive income for the year, net of tax of $nil	3,212	1,113	967
Total comprehensive income for the year	33,679	27,355	15,879
Total comprehensive income attributable to the Company’s shareholders	32,573	26,364	15,261
Total comprehensive income attributable to non-controlling interests	1,106	991	618
Total comprehensive income for the year	$33,679	$27,355	$15,879

The notes on pages 69 to 109 are an integral part of these consolidated financial statements.

GLOBAL SOURCES LTD. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

	As at December 31,
	2011	2010

ASSETS
Current assets
Cash and cash equivalents	$81,903	$101,298
Term deposits with banks	2,764	1,411
Financial assets, available-for-sale	13,250	—
Accounts receivables, net	4,711	3,919
Receivables from sales representatives	6,523	8,248
Inventories	230	435
Prepaid expenses and other current assets	20,895	20,269
	130,276	135,580
Non-current assets
Property and equipment	55,761	76,514
Investment properties	75,370	-
Intangible assets	11,946	10,449
Long term investment	100	100
Deferred income tax assets	325	504
Other non-current assets	2,552	2,556
	146,054	90,123
Total assets	$276,330	$225,703

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	$7,698	$9,600
Deferred income and customer prepayments	101,841	90,617
Accrued liabilities	17,723	14,269
Income tax liabilities	714	650
	127,976	115,136
Non-current liabilities
Deferred income and customer prepayments	8,290	6,710
Deferred income tax liabilities	1,510	1,397
	9,800	8,107
Total liabilities	137,776	123,243
Commitments and contingencies (note 25 and 26)
Equity attributable to Company’s shareholders
Common shares	518	516
Treasury shares	(150,089)	(150,089)
Other reserves	152,591	146,691
Retained earnings	126,653	97,177
Total Company shareholders’ equity	129,673	94,295
Non-controlling interests	8,881	8,165
Total equity	$138,554	$102,460
Total liabilities and equity	$276,330	$225,703

The notes on pages 69 to 109 are an integral part of these consolidated financial statements.

GLOBAL SOURCES LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

	Attributable to Company’s Shareholders
	Common shares	Treasury reserves	Other reserves	Retained earnings	Total	Non- controlling interests	Total equity
Balance at January 1, 2009	$514	$(50,000)	$136,237	$57,632	$144,383	$4,223	$148,606
Total comprehensive income for the year	—	—	967	14,294	15,261	618	15,879
Transaction with owners:
Fair value of non-controlling interest in business acquisition	—	—	—	—	—	2,673	2,673
Fair value of non-cash compensation expense	—	—	1,748	—	1,748	—	1,748
Refund of shares subscription received in advance under directors purchase plan	—	—	(134)	—	(134)	—	(134)
Capitalization of intangible assets relating to non-compete clause in share awards to non-employees	—	—	2,809	—	2,809	—	2,809
Balance at December 31, 2009	$514	$(50,000)	$141,627	$71,926	$164,067	$7,514	$171,581
Total comprehensive income for the year	—	—	1,113	25,251	26,364	991	27,355
Transaction with owners:
Dividend issued by a subsidiary to non-controlling interest	—	—	—	—	—	(340)	(340)
Fair value of non-cash compensation expense (note 22	—	—	2,187	—	2,187	—	2,187
Capitalization of intangible assets relating to non-compete clause in share awards to non-employees	—	—	1,766	—	1,766	—	1,766
Purchase of treasury shares	—	(100,089)	—	—	(100,089)	—	(100,089)
Issue of new shares	2	—	(2)	—	—	—	—
Balance at December 31, 2010	$516	$(150,089)	$146,691	$97,177	$94,295	$8,165	$102,460
Total comprehensive income for the year	—	—	3,097	29,476	32,573	1,106	33,679
Transaction with owners:
Dividend issued by a subsidiary to non-controlling interest	—	—	—	—	—	(390)	(390)
Fair value of non-cash compensation expense (note 22)	—	—	2,777	—	2,777	—	2,777
Capitalization of intangible assets relating to non-compete clause in share awards to non-employees	—	—	28	—	28	—	28
Issue of new shares	2	—	(2)	—	—	—	—
Balance at December 31, 2011	$518	$(150,089)	$152,591	$126,653	$129,673	$8,881	$138,554

The notes on pages 69 to 109 are an integral part of these consolidated financial statements.

GLOBAL SOURCES LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

	Year ended December 31,
	2011	2010	2009
Cash flows from operating activities
Net Profit	$30,467	$26,242	$14,912
Adjustments for:
Income tax expense	1,613	1,117	498
Depreciation and amortization	6,785	6,668	7,345
Loss/(Profit) on sale of equipment	12	(22)	(13)
Gain on sale of available-for-sale financial assets	—	(1,223)	—
Interest income	(360)	(510)	(981)
Provision for impairment of receivables	25	502	146
Non-cash compensation expense	2,777	2,187	1,748
Equipment written off	5	1	6
Impairment of intangible assets	670	—	—
Net foreign exchange differences	87	235	65
Changes in working capital (excluding the effects of acquisition and exchange differences on consolidation):
Accounts receivable	(325)	(982)	2,441
Receivables from sales representatives	1,716	(2,644)	(31)
Inventories	205	165	706
Prepaid expenses and other current assets	(379)	(6,607)	2,949
Other non-current assets	21	(877)	(98)
Accounts payable	(2,008)	(634)	(126)
Accrued liabilities	2,984	2,632	(64)
Deferred income and customer prepayments	12,592	21,810	841
Cash generated from operations	56,887	48,060	30,344
Income tax paid	(1,656)	(1,141)	(609)
Net cash generated from operating activities	55,231	46,919	29,735

Cash flows from investing activities:
Acquisition of subsidiary, net of cash acquired	(3,423)	(756)	(2,816)
Purchase of property and equipment and investment property	(56,667)	(2,518)	(1,376)
Proceeds from sale of equipment	12	23	65
Placement of term deposits with banks	(3,526)	(1,869)	(90,399)
Proceeds from matured term deposits with banks	2,198	60,219	30,699
Purchase of available-for-sale financial assets	(18,247)	—	—
Proceeds from sale of available-for-sale financial assets	4,999	6,751	55,258
Interest received	334	1,153	324
Net cash generated from (used in) investing activities	(74,320)	63,003	(8,245)

Cash flows from financing activities:
Repayment of shares subscription received in advance	—	—	(134)
Dividend paid to non-controlling interest	(390)	(340)	—
Purchase of treasury shares	—	(100,089)	—
Net cash used in financing activities	(390)	(100,429)	(134)

Net (decrease) increase in cash and cash equivalents	(19,479)	9,493	21,356
Cash and cash equivalents, beginning of the year	101,298	91,553	70,225
Effect of exchange rate changes on cash and cash equivalents	84	252	(28)
Cash and cash equivalents, end of the year	$81,903	$101,298	$91,553

The notes on pages 69 to 109 are an integral part of these consolidated financial statements.

GLOBAL SOURCES LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

1.           General information

Global Sources Ltd. (the “Company”) and its subsidiaries’ (together “Group”) principal business is to provide services that allow global buyers to identify suppliers and products, and enable suppliers to market their products to a large number of buyers. The Group’s primary online service is creating and hosting marketing websites that present suppliers’ product and company information in a consistent, easily searchable manner on Global Sources Online.  Complementing this service are various trade magazines. The Group launched China Sourcing Fairs exhibitions in 2003. These exhibitions offer international buyers direct access to China and other Asian manufacturers. The Group’s businesses are conducted primarily through Trade Media Limited, its wholly owned subsidiary, which was incorporated in October 1984 under the laws of Cayman Islands.  Through certain other wholly owned subsidiaries, the Group also organizes China Sourcing Fairs exhibitions, conferences and exhibitions on technology related issues, licenses Asian Sources/Global Sources Online and offers catalog services.

The Company was incorporated in Bermuda. The Company’s registered office address is Canon’s Court, 22 Victoria Street, Hamilton, HM 12, Bermuda.

These financial statements were authorized for issue by the executive committee of the Board of Directors on March 22, 2012.

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

The Group has adopted IFRS standards effective as at December 31, 2010 and the adoption was carried out in accordance with IFRS 1.  For all periods up to and including the year ended December 31, 2009, the Group prepared its consolidated financial statements in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”) or “Previous GAAP”, as defined in IFRS 1. Until the adoption of IFRS, the Group’s financial statements that were included in its reports filed with or furnished to the U.S. Securities and Exchange Commission were prepared in accordance with U.S. GAAP.

The consolidated financial statements have been prepared under the historical cost convention, except as disclosed in the accounting policies below.

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Group’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in note 4.  Actual results could differ from those estimates and such differences could affect the results of operations reported in future periods.

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
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

2.4           Foreign currency translation

(a)           Functional and presentation currency

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (‘the functional currency’). The Company’s functional currency is USD. The consolidated financial statements are presented in United States dollar (“$” or “USD”), which is the Group’s presentation currency.

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

(c)           Group companies

The financial statements of the subsidiaries reported in their respective local currencies are translated into USD for consolidation as follows:

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

Goodwill and fair value adjustments arising on the acquisition of foreign operations after January 1, 2009 (the Group’s date of transition to IFRS) are treated as assets and liabilities of the foreign operations and translated at the closing rates at the reporting date.

2.5           Property and equipment

Property and equipment are stated at cost less accumulated depreciation and accumulated impairment losses (note 2.8). Cost represents the purchase price of the asset and other costs incurred to bring the asset into its existing use. Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably.  The carrying amount of the replaced part is derecognized. All other repairs and maintenance are charged to the consolidated income statement during the year in which they are incurred.

Depreciation on property and equipment is calculated on a straight-line basis over their estimated useful lives as follows:

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

2.6           Investment properties

Investment properties include those portions of buildings that are held either to earn rental income or capital appreciation or both in the short to medium term.  Investment properties are initially recognized at cost and subsequently carried at cost less accumulated depreciation and accumulated impairment losses.  The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at the end of each reporting period. Depreciation is calculated using a straight line method to allocate the depreciable amounts over the estimated lives of 50 years or over the remaining lease period whichever is shorter.  Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognized in the consolidated income statement.

Transfers to, or from, investment properties are made when there is a change in the Company’s intention with respect to the use of the property.

2.7           Intangible assets

(a)           Goodwill

Goodwill on acquisition of subsidiaries on or after January 1, 2009 (the Group’s date of transition to IFRS) represents the excess of the consideration transferred, the amount of any non-controlling interest in the acquiree and the acquisition date fair value of any previous equity interest in the acquiree over the fair value of the net identifiable assets acquired.  Goodwill on acquisitions of subsidiaries is included in “intangible assets”. Goodwill is tested annually for impairment and carried at cost less accumulated impairment losses.  Impairment losses on goodwill are not reversed. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

Goodwill is allocated to cash-generating units (CGU) for the purpose of impairment testing. The allocation is made to those CGUs or groups of CGUs that are expected to benefit from the business combination in which the goodwill arose, identified according to operating segment.

(b)           Trademarks

Trademarks acquired in a business combination are recognized at fair value at the acquisition date.  Trademarks have a finite useful life and are carried at cost less accumulated amortization.  Amortization is calculated using the straight-line method over their estimated useful lives of 6 to 14 years.

(c)           Contractual backlog and others

Contractual backlog and others acquired in a business combination mainly relates to customer relationships which are recognized at fair value at the acquisition date. The contractual customer relationships have a finite useful life and are carried at cost less accumulated amortization.  Amortization is calculated using the straight-line method over the expected life of the customer relationship of 9 to 12 months.

GLOBAL SOURCES LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

(d)           Non-compete agreements

Intangible assets relating to non-compete agreements with the Group’s former employees and  consultants and to the former employees of third party service providers (collectively known as “Team Members”), are recorded at fair values at the date the respective agreements are entered into and are carried at cost less accumulated amortization.  Amortization is calculated using a straight-line basis over the non-compete period of 5 years.  The fair values are estimated based on the cash flow valuation model whereby valuation inputs include an estimate of future cash flows expected to be generated by the asset (note 2.15 (b)).

2.8           Impairment of non-financial assets

Assets that have an indefinite useful life – for example, goodwill, are not subject to amortization and are tested at least annually for impairment. Assets that are subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount.  The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units). Non-financial assets other than goodwill that suffered an impairment are reviewed for possible reversal of the impairment at each reporting date.

2.9           Financial assets

2.9.1           Classification

The Group classifies its financial assets in the following categories: loans and receivables, and available-for-sale. The classification depends on the purpose for which the financial assets were acquired.  Management determines the classification of its financial assets at initial recognition.

(a)           Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for maturities greater than 12 months after the end of the reporting period, which are classified as non-current assets.  The Group’s loans and receivables comprise “accounts receivable”, “receivables from sales representatives”, “term deposits with banks”, “cash and cash equivalents” and assets other than “prepaid expenses”, “deferred expenses” and “club memberships” included in the “prepaid expenses and other current assets” and “other non-current assets” in the balance sheet.

(b)           Financial assets, available-for-sale

Financial assets, available-for-sale are non-derivatives that are either designated in this category or not classified as loans and receivables, held-to-maturity investments or financial assets at fair value through profit or loss. They are included in current assets unless the investment matures or management intends to dispose of it more than 12 months of the end of the reporting period.

2.9.2           Recognition and measurement

Regular purchases and sales of financial assets are recognized on the trade-date – the date on which the Group commits to purchase or sell the asset.  Investments are initially recognized at fair value plus transaction costs. Financial assets are derecognized when the rights to receive cash flows from the investments have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership. Available-for-sale financial assets are subsequently carried at fair value.  Loans and receivables are subsequently carried at amortized cost using the effective interest method, less provision for impairment. A provision for impairment is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of the receivables (note 2.9.3).

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

2.9.3           Impairment of financial assets

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

In the case of equity investments classified as available-for-sale, a significant or prolonged decline in the fair value of the security below its cost is also evidence that the assets are impaired.  If any such evidence exists for available-for-sale financial assets, the cumulative loss – measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognized in profit or loss – is removed from equity and recognized in the consolidated income statement.  Impairment losses recognized in the consolidated income statement on equity instruments are not reversed through the consolidated income statement.  If, in a subsequent period, the fair value of a debt instrument classified as available for sale increases and the increase can be objectively related to an event occurring after the impairment loss was recognized in the income statement, the impairment loss is reversed through the consolidated income statements.

GLOBAL SOURCES LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

2.9.4           Offsetting financial instruments

Financial assets and liabilities are offset and the net amount reported in the balance sheet when there is a legally enforceable right to offset and there is an intention to settle on a net basis or realize the asset and settle the liability simultaneously.

2.10           Inventories

Inventories are stated at the lower of cost and net realizable value. Cost is determined on the first-in, first-out basis. Cost includes the purchase cost and the delivery costs incurred in bringing the inventory to the warehouse. Net realizable value is the estimated selling price in the ordinary course of business, less applicable variable selling expenses.

2.11           Cash and cash equivalents

In the consolidated statements of cash flows, cash and cash equivalents includes cash in hand, deposits held at call with banks and other short-term highly liquid investments with insignificant risk of change in value.

2.12           Share capital

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

2.13           Current and deferred income tax

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

Deferred income tax is recognized, using the asset and liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, the deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantively enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

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

2.14           Employee benefits

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

2.15           Non-cash compensation expenses

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

GLOBAL SOURCES LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

The Company recognizes an intangible asset relating to the non-compete provisions of these awards at the fair value of the respective award. The intangible asset is amortized over the non-compete period on a straight-line basis (note 2.7 (d)).

2.16           Revenue recognition

The Group derives its revenue from advertising fees in its published trade magazines and websites, sales of trade magazines and reports, fees from licensing its trade and service marks, and organizing exhibitions and business seminars.

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

Revenue from advertising in trade magazines and websites, net of discounts, are recognized ratably over the period in which the advertisement is displayed. Revenue from sales of trade magazines and reports is recognized upon delivery of the magazine/report. Magazine subscriptions received in advance are deferred and recognized as revenue upon delivery of the magazine. Revenue from organizing exhibitions and business seminars is recognized at the conclusion of the event and the related direct event production costs are deferred and recognized as expenses upon conclusion of the event. When multiple deliverables are contracted under a single arrangement, the Group allocates the total consideration to each unit of accounting based on its relative percentage of the total fair value of all units of accounting included in the arrangement. Where the Group is unable to determine the fair value of each of the unit in an arrangement, total consideration is allocated by estimating the stand-alone selling price for one performance obligation if a directly observable price exists.

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

2.17           Leases

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

GLOBAL SOURCES LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

2.18           Advertising Expenses

Advertising and promotion expenses are expensed as incurred.

2.19           Transactions with Sales Representatives

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

2.20           Accounts payable

Accounts payable are obligations to pay for goods or services that have been acquired in the ordinary course of business from suppliers. Accounts payable are classified as current liabilities if payment is due within one year or less (or in the normal operating cycle of the business if longer). If not, they are presented as non-current liabilities.

Accounts payables are recognised initially at fair value and subsequently measured at amortized cost using the effective interest method.

2.21           Dividend distribution

Dividend distribution to the Company’s shareholders is recognized as a liability in the Group’s financial statements in the period in which the dividends are approved by the Company’s shareholders.

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

At December 31, 2011, if the USD had weakened/strengthened by 4% (2010: 3%) against the RMB with all other variables held constant, profit before tax for the year would have been $2,371 (2010: $799) higher/lower as a result of foreign currency gains/losses on translation of RMB denominated monetary assets and liabilities.

(ii)           Cash flow and fair value interest rate risk

The Group has no interest-bearing borrowings as of December 31, 2010 and 2011. The Group’s exposure to changes in market interest rates is mainly attributable to its interest-bearing assets including term deposits with banks, available-for-sale financial assets and cash and cash equivalents. As of December 31, 2010 and December 31, 2011, the term deposits with banks and available-for-sale financial assets are all fixed interest rate instruments.

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

Bank deposits that are neither past due nor impaired are mainly deposits with banks with high credit-ratings assigned by international credit-rating agencies.  Available-for-sale financial assets are U.S. Treasury Bills with fixed maturity dates.  Accounts receivable and receivables from sales representatives that are neither past due nor impaired are substantially companies with a good collection track record with the Group.

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

(vi)           Fair value estimation

The table below analyses financial instruments carried at fair value, by valuation method.  The different levels have been defined as follows:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.
•	Level 2: inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices).
•	Level 3: inputs for the asset or liability that are not based on observable market data (that is unobservable inputs).

The following table presents the Group’s assets and liabilities that are measured at fair value at December 31, 2011.

	Level 1	Level 2	Level 3	Total
Asset
Available-for-sale securities	$13,250	—	—	$13,250
Total asset	$13,250	—	—	$13,250

There were no financial instruments measured at fair value at December 31, 2010.

The fair value of financial instruments traded in active markets is based on quoted market prices at the balance sheet date.  A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service, or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis.  The quoted market price used for financial assets held by the Group is the current bid price.  These instruments are included in level 1.  Instruments included in level 1 comprise primarily of available-for-sale financial assets.

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

The Group has exposure to income taxes in numerous jurisdictions. Significant judgment is involved in determining the Group-wide provision for income taxes and recognition of deferred tax assets. There are certain transactions and computations for which the ultimate tax determination is uncertain during the ordinary course of business. The Group recognizes liabilities for expected tax issues (note 9) based on reasonable estimates of whether additional taxes will be due and recognizes deferred income tax assets (note 15) on carried forward tax losses to the extent there are sufficient estimated future taxable profits and/or taxable temporary differences against which the tax loss can be utilized. Where the final tax outcome of these matters is different from the amounts that were initially recognized, such differences will impact the income tax and deferred tax recognized in the period in which such determination is made.

(b)	Goodwill

The Group tests annually whether goodwill has suffered any impairment, in accordance with the accounting policy stated in note 2.8. The recoverable amounts of cash generating units have been determined based on value-in-use calculations. These calculations require the use of estimates (note 13).

Online and other media business, EDN:

During the year ended December 31, 2011, the Group recorded goodwill impairment charge of $656 relating to an online and other media services business that was acquired during the year. The Group’s profit after tax will reduce by $374 if the post-tax gross profit margin applied to the discounted cash flows for the acquired business at December 31, 2011 is decreased by 1%, with all other variables including tax rate being held constant.  The Group’s profit after tax will reduce by $156 if the post-tax discount rate applied to the discounted cash flows for the acquired business at December 31, 2011 is raised by 1%, with all other variables including tax rate being held constant.

Exhibition, Shenzhen, PRC:

There was no impairment to goodwill during the year ended December 31, 2011. There will be no impact to the Group’s results after tax if the post-tax discount rate applied to the discounted cash flows for the acquired subsidiary at December 31, 2011 is raised by 1% with all other variables including tax rate being held constant.

5.           Segment information

Management has determined the operating segments based on the business activities whose operating results are reviewed by the Group’s chief operating decision maker (“CODM”), which is the Company’s Board of Directors to assess the Group’s performance and to make decisions about resources to be allocated to each segment.

GLOBAL SOURCES LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

The Group considers the business from a services perspective. The reportable operating segments derive their revenue primarily from the online and other media services and from the exhibitions.

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

The segment information provided to the CODM for the reportable segments for the year ended December 31, 2011 is as follows:

	Online and other media services	Exhibitions	All other segments	Total

Revenue from external customers	$141,475	$77,973	$5,617	$225,065
Reportable segment profit from operations	$21,078	$7,292	$3,350	$31,720
Depreciation and amortization	$3,270	$1,327	$2,188	$6,785
Other material non-cash items:
Non-cash compensations expenses	$1,636	$1,141	—	$2,777
Additions to property and equipment and intangible assets	$21,214	$10,004	$29,115	$60,333
Reportable segment assets	$112,189	$84,610	$79,531	$276,330

The segment information for the year ended December 31, 2010 is as follows:

	Online and other media services	Exhibitions	All other segments	Total

Revenue from external customers	$122,203	$69,450	$4,996	$196,649
Reportable segment profit from operations	$17,426	$5,069	$3,131	$25,626
Depreciation and amortization	$3,346	$1,580	$1,742	$6,668
Other material non-cash items:
Non-cash compensations expenses	$1,394	$793	-	$2,187
Additions to property and equipment and intangible assets	$2,676	$1,520	$109	$4,305
Reportable segment assets	$126,114	$94,610	$4,979	$225,703

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

Revenue from barter transactions was $2,604, $2,327 and $4,650 for the years ended December 31, 2009, 2010 and 2011, respectively. Similarly, the expenses from barter transactions were $3,137, $2,439 and $4,478 for the years ended December 31, 2009, 2010 and 2011, respectively.

The amounts provided to the CODM with respect to total assets are measured in a manner consistent with that of the consolidated financial statements. These assets are allocated based on the operations of the segment. For the purposes of monitoring segment performance and allocating resources between segments, the CODM monitors the total assets attributable to each segment.

A reconciliation of the reportable segment profit to profit before income taxes is provided as follows:

	2011	2010	2009

Total profit or loss for reportable segments	$31,720	$25,626	$14,429

Unallocated amounts:
Interest income	360	510	981
Gain on sale of available-for-sale securities	—	1,223	—
Profit before income taxes	$32,080	$27,359	$15,410

Revenue from external customers is derived mainly from online and other media services and from the exhibitions. The online and other media services comprise online services and print services.  Technical services fee income and rental income are included in the “miscellaneous”.

GLOBAL SOURCES LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

Breakdown of the revenue from all services is as follows:

	2011	2010	2009

Revenues
Online services	$117,946	$96,125	$84,271
Print services	23,529	26,078	29,504
Exhibitions	77,973	69,450	55,147
Miscellaneous	5,617	4,996	3,985
	$225,065	$196,649	$172,907

Geographic information

Revenue by geographic locations is based on the location of the customer.  Segment assets are based on the location of the assets.  Non-current assets exclude investments and deferred income tax assets.

	2011	2010	2009

Revenues
China	$177,563	$148,418	$123,878
Rest of Asia	40,011	41,228	41,919
United States	6,455	5,947	5,978
Europe	695	382	286
Others	341	674	846
	$225,065	$196,649	$172,907

	December 31, 2011	December 31, 2010

Non-current assets
China and rest of Asia	$145,629	$89,519
	$145,629	$89,519

There is no revenue derived from transactions with a single external customer that amounted to 10% or more of the Group’s revenue (2010: nil, 2009: nil).

6.           Interest income

	2011	2010	2009
Interest income
Treasury bills and balances with banks	$101	$103	$56
Term deposits with banks	257	407	919
Available-for-sale financial assets	2	-	6
	$360	$510	$981

GLOBAL SOURCES LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

7.           Expenses by nature

	2011	2010	2009
Depreciation of property and equipment (note 11)	$5,286	$5,379	$6,232
Amortization of intangible assets (note 13)	1,499	1,289	1,137
Total depreciation and amortization	$6,785	$6,668	$7,369

Employee benefit expenses (note 8)	29,515	24,778	24,226
Rental expense on operating leases	14,734	13,739	12,489
Content, community and administrative services fee	26,124	25,215	23,503
Advertising costs	11,054	8,945	8,884
Sales commissions and marketing fees	61,513	57,173	52,884
Business tax	12,039	8,801	4,411
Legal and professional fees	1,562	987	1,218
Magazine, printing and mailing	3,937	4,012	5,885
Materials and supplies	11,066	9,168	7,469
Impairment of intangible assets (note 13	670	—	—
Other expenses	14,346	11,537	10,140
Total operating expenses	$193,345	$171,023	$158,478

8.           Employee benefit expenses

	2011	2010	2009
Wages and salaries	$24,978	$20,346	$19,795
Retirement contribution plans	1,480	1,318	1,242
Non-cash compensation expenses (note 21)	2,111	2,257	2,312
Other employee’s benefits	946	857	877
	$29,515	$24,778	$24,226

9.           Income tax expense

The Company and some of its subsidiaries operate in the Cayman Islands and other jurisdictions where there are no taxes imposed on companies (collectively referred to as “Cayman Islands”).  Some of the Company’s subsidiaries operate in Hong Kong Special Administrative Region, Singapore, the People’s Republic of China and certain other jurisdictions and are subject to income taxes in their respective jurisdictions.  The Company is also subject to withholding taxes for revenues earned in certain other countries.

The Company received an exemption from Bermuda taxation under the Exempted Undertakings Tax Protection Act, 1996 (as amended) of Bermuda until March 28, 2016. The Company’s subsidiary in Dubai, United Arab Emirates has been granted a fifty year tax holiday in Dubai since it is located in a Free Trade Zone, which may be subject to further renewal upon expiry of the initial fifty-year period in 2057. The Group did not utilize these tax holidays as of December 31, 2010 and December 31, 2011.

GLOBAL SOURCES LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

Income tax expense for the year consists of:

	2011	2010	2009
Current tax:
Current foreign tax on profits for the year	$1,674	$1,357	$783
Total current tax	$1,674	$1,357	$783
Deferred foreign tax benefit (note 15)	(61)	(240)	(285)
Income tax expense	$1,613	$1,117	$498

The tax on the Group’s profit before income taxes differs from the theoretical amount that would arise using the statutory income tax rate of 0% as follows:

	2011	2010	2009
Profit before income taxes	$32,080	$27,359	$15,410
Tax calculated at statutory income tax rate of 0% (2010: 0%; 2009: 0%)	—	—	—
Tax effect of:
Foreign income and revenues taxed at higher rates	1,613	1,117	513
Impact of change in enacted tax rates	—	—	(15)
Income tax expense	$1,613	$1,117	$498

The Company’s subsidiaries are subject to taxation in Hong Kong, the People’s Republic of China, Singapore and other jurisdictions. There are certain open tax assessments as of December 31, 2011. The tax returns of the Company’s subsidiaries remain open to assessment in the following major tax jurisdictions: Hong Kong SAR – for the years 2004 to 2011, Singapore – for the years 2010 to 2011 and the People’s Republic of China – for the years 2007 to 2011.

10.           Earnings per share

(a)           Basic

Basic earnings per share is calculated by dividing the profit attributable to equity holders of the Company by the weighted average number of ordinary shares in issue during the year excluding ordinary shares purchased by the Company and held as treasury shares

	2011	2010	2009
Profit attributable to equity holders of the Company	$29,476	$25,251	$14,294

Weighted average number of ordinary shares in issue	33,742,648	40,283,874	44,546,226

Basic earnings per share ($ per share)	$0.87	$0.63	$0.32

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

	2011	2010	2009
Profit attributable to equity holders of the Company	$29,476	$25,251	$14,294

Weighted average number of ordinary shares in issue	33,742,648	40,283,874	44,546,226
Adjustments for share grants	1,642,570	1,409,742	1,205,211
Weighted average number of ordinary shares for diluted earnings per share	35,385,218	41,693,616	45,751,437

Diluted earnings per share ($ per share)	$0.83	$0.61	$0.31

GLOBAL SOURCES LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

11.           Property and equipment

	Buildings	Leasehold improvements	Computer equipment, software, fixtures, fittings and office equipment and reusable trade show booths	Motor vehicles	Capital work-in- progress	Total

Year ended December 31, 2010
Cost
Opening balance	$75,830	$11,835	$30,611	$243	$—	$118,519
Exchange differences	1,566	263	1,419	1	—	3,249
Additions	—	36	2,368	100	14	2,518
Disposals and write off	—	—	(55)	(35)	—	(90)
Total cost	$77,396	$12,134	$34,343	$309	$14	$124,196

Year ended December 31, 2010
Accumulated depreciation
Opening balance	$4,024	$9,302	$27,315	$63	$—	$40,704
Exchange differences	93	244	1,350	—	—	1,687
Additions	1,743	1,223	2,361	52	—	5,379
Disposals and write off	—	—	(53)	(35)	—	(88)
Total accumulated depreciation	$5,860	$10,769	$30,973	$80	$—	$47,682

Net book amount	$71,536	$1,365	$3,370	$229	$14	$76,514

Year ended December 31, 2011
Cost
Opening balance	$77,396	$12,134	$34,343	$309	$14	$124,196
Exchange differences	3,316	18	(314)	3	20	3,043
Additions	52,004	1,573	2,171	59	860	56,667
Business acquisition	—	29	49	—	—	78
Transfer to investment property	(80,893)	—	—	—	—	(80,893)
Disposals and write off	—	(40)	(670)	—	—	(710)
Total cost	$51,823	$13,714	$35,579	$371	$894	$102,381

Year ended December 31, 2011
Accumulated depreciation
Opening balance	$5,860	$10,769	$30,973	$80	$—	$47,682
Exchange differences	154	6	(305)	1	—	(144)
Additions	2,181	770	2,264	71	—	5,286
Transfer to investment property	(5,523)	—	—	—	—	(5,523)
Disposals and write off	—	(20)	(661)	—	—	(681)
Total accumulated depreciation	$2,672	$11,525	$32,271	$152	$—	$46,620

Net book amount	$49,151	$2,189	$3,308	$219	$894	$55,761

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

The depreciation expense on the portion of the said building classified as property and equipment amounted to $414, $414 and $414 during the years ended December 31, 2009, 2010 and 2011, respectively. In 2011, the Company reviewed the usage of the office space and based on the Company’s intention, the portion with cost and accumulated depreciation amounting to $16,472 and $2,378 respectively, that is designated to generate rental income in the short to medium term has been reclassified as investment property (note 12). Accordingly, the carrying amounts of the said building classified as property and equipment at December 31, 2010 and December 31, 2011 were $17,001 and $2,491 respectively.

During 2007, the Company purchased approximately 1,939 square meters of office space in a commercial building in Shenzhen, China. The building is situated on a leasehold land. The lease period of the land is 50 years, commencing from year 2002. At the end of the lease period the building together with the land will revert to the local government authority. The delivery of the office space to the Company was completed in 2007. The depreciation on this property commenced during 2007.  The building is depreciated on a straight-line basis over the remaining lease term. The depreciation expense on the portion of the said building classified as property and equipment amounted to $180, $182 and $191 during the years ended December 31, 2009, 2010 and 2011 respectively. In 2011, the Company reviewed the usage of the office space and based on the Company’s intention, the portion with cost and accumulated depreciation amounting to $8,820 and $933 respectively, that is designated to generate rental income in the short to medium term has been reclassified as investment property (note 12).  Accordingly, the carrying amounts of the said building classified as property and equipment at December 31, 2010 and December 31, 2011 were $7,080 and nil respectively.

In 2008, the Company purchased approximately 6,365 square meters of office space in a commercial building in Shenzhen, China. The building is situated on a leasehold land. The lease period of the land is 50 years, commencing from year 2002. At the end of the lease period, the building together with the land will revert to the local government authority. Depreciation of the property commenced during the year 2008. This building is depreciated on a straight-line basis over the remaining lease term. The depreciation expense on the portion of the said building classified as property and equipment amounted to $821, $830 and $875 during the years ended December 31, 2009, 2010 and 2011, respectively. In 2011, the Company reviewed the usage of the office space and based on the Company’s intention, the portion with cost and accumulated depreciation amounting to $25,921 and $1,994 respectively, that is designated to generate rental income in the short to medium term has been reclassified as investment property (note 12).  Accordingly, the carrying amounts of the said building classified as property and equipment at December 31, 2010 and December 31, 2011 were $35,892 and $11,934 respectively.

In 2008, the Company purchased approximately 22,874 square feet of office space, together with 6 car parking spaces, in a commercial building in Hong Kong S.A.R.. The lease period of the land is 55 years, commencing from year 1991. Depreciation of the property commenced during the year 2008, and is being depreciated on a straight-line basis over the remaining lease term. The depreciation expense on the said building classified as property and equipment amounted to $317, $317 and $317 during the years ended December 31, 2009, 2010 and 2011 respectively. The carrying amounts of the portion of the said building classified as property and equipment at December 31, 2010 and December 31, 2011 were $11,563 and $11,246 respectively.

In 2011, the Company purchased approximately 6,668 square meters of office space in Shanghai. The lease period of the land is 50 years, commencing from year 2006. Depreciation of the property commenced during the year 2011, and is being depreciated on a straight-line basis over the remaining lease term. The depreciation expense on the portion of the said building classified as property and equipment amounted to $384 during the year ended December 31, 2011. The Company reviewed the usage of the office space and based on the Company’s intention, the portion with cost and accumulated depreciation amounting to $29,680 and $218 respectively, that is designated to generate rental income in the short to medium term is classified as investment property (note 12). Accordingly, the carrying amount of the said building classified as property and equipment at December 31, 2011 was $23,480.

GLOBAL SOURCES LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

The market values of the above properties have been disclosed in note 12.

12.           Investment properties

Year ended December 31, 2011	Buildings
Cost
Opening balance	—
Transfers from property and equipment (note 11)	80,893
Total cost	$80,893

Year ended December 31, 2011
Accumulated Depreciation
Opening balance	—
Transfers from property and equipment (note 11)	5,523
Total accumulated depreciation	$5,523

Net book amount	$75,370

The Company reviewed the usage of the office space as of December 31, 2011. Based on the management’s intended use, the portion with carrying amount of $75,370 that is designated to generate rental income in the short to medium term and where leases to third parties have commenced has been reclassified as investment property. The information of the properties is detailed in note 11.

The fair values of are determined with the assistance of independent licensed appraisers who have appropriate recognized qualifications and experience to carry out such an exercise. The fair value is based on market values, being the estimated amount for which a property can be exchanged on the date of valuation between a willing buyer and a willing seller in an arm’s length transaction.

The total carrying amount of the five properties, including the portion classified as property and equipment (note 11) and the portion classified as investment property as at December 31, 2010 and December 31, 2011 were $71,536  and $124,521 respectively. The fair value of these properties as at December 31, 2011 and December 31, 2010 were $209,820 and $136,416 respectively. The market valuation of the properties as at December 31, 2011 and December 31, 2010 were performed by Savills Valuation and Professional Services Limited, Hong Kong using internationally accepted valuation methods such as the income capitalization approach and the direct market comparison method.

In the case when investment property forms part of a larger property unit, it is distinguished by the Management on the basis of the area which it occupies in the total area of the property unit. On this basis, the Management has computed that the fair value attributable to investment properties as of December 31, 2011 was $141,327.

GLOBAL SOURCES LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

13.           Intangible assets

	Trademarks	Contractual backlog and others	Non-compete agreements	Goodwill	Total

Year ended December 31, 2010
Cost
Opening balance	$5,464	$339	$2,809	$2,497	$11,109
Additions	—	—	1,787	—	1,787
Impairment charge	—	—	(23)	—	(23)
Total cost	$5,464	$339	$4,573	$2,497	$12,873

Year ended December 31, 2010
Accumulated amortization
Opening balance	$—	$—	$1,137	$—	$1,137
Additions	390	339	560	—	1,289
Impairment charge	—	—	(2)	—	(2)
Total accumulated amortization	$390	$339	$1,695	$—	$2,424

Net book amount	$5,074	$—	$2,878	$2,497	$10,449

Year ended December 31, 2011
Cost
Opening balance	$5,464	$339	$4,573	$2,497	$12,873
Additions	1,400	227	28	2,011	3,666
Impairment charge	—	—	(15)	(656)	(671)
Total cost	$6,864	$566	$4,586	$3,852	$15,868

Year ended December 31, 2011
Accumulated amortization
Opening balance	$390	$339	$1,695	$—	$2,424
Additions	565	170	764	—	1,499
Impairment charge	—	—	(1)	—	(1)
Total accumulated amortization	$955	$509	$2,458	$—	$3,922

Net book amount	$5,909	$57	$2,128	$3,852	$11,946

The Company has recognized intangible assets relating to non-compete agreements with its former employees and team members at fair values as discussed in note 2.15 (b) and note 21. The Company amortizes these intangible assets on straight-line basis over the non-compete term which is specified in the award. Included in additions to trademarks and contractual backlog and others are assets acquired in a business combination discussed in note 27.

The amortization expense was included under general and administration expenses in the consolidated income statements.

GLOBAL SOURCES LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

Impairment test for goodwill:

Goodwill is allocated to the Group’s cash-generating units (“CGUs”) identified according to operating segments.

An operating segment-level summary of the goodwill allocation is:

	December 31, 2011	December 31, 2010

Exhibition, Shenzhen PRC	$2,497	$2,497
Online and other media services business, EDN	1,355	—
	$3,852	$2,497

The recoverable amount of CGU has been determined based on value-in-use calculations. These calculations use cash flow projections by management covering five-year period. Cash flows beyond the five-year period are extrapolated using the estimated growth rates. The growth rate did not exceed the long-term average growth rate for the business in which the CGU operates.

Exhibition, Shenzhen PRC:

Key assumptions used for value-in-use calculations in 2011 and 2010 are as follows:

•	Revenue growth rate of 10% (2010: 8%)

•	Discount rate of 15% (2010: 15%) applied to the post-tax cash flow projections

•	Growth rate beyond five years of 1.5% (2010: 1.5%)

•	Gross margin rate at 30% to 32% (2010: 37% to 42%)

These assumptions have been used for the analysis of each CGU within the operating segment.

Management determined revenue growth rate based on past performance and its expectations of market developments. The discount rates used reflect specific risks relating to the relevant operating segments.

There was no impairment to goodwill at December 31, 2011 and December 31, 2010.

Online and other media business, EDN:

•	Revenue growth of average 4%

•	Discount rate of average 18% applied to the post-tax cash flow projections

•	Growth rate beyond five years of 1.5%

•	Gross margin rate at 7% to 9%

Management determined revenue growth rates based on past performance and its expectations of market developments, taking into consideration the restructuring that was carried out. The discount rates used reflect specific risks relating to the relevant operating segments.

GLOBAL SOURCES LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

The Company performed an impairment review as at December 31, 2011 which revealed a shortfall in the future cash flows to support the recoverability of the EDN business.  The cash flow projections used by management was based on the detailed financial and operating plans of the acquired business, which took into consideration the results of the post acquisition review and the more than anticipated softening of the print advertising market since the acquisition date. Accordingly, an impairment of $656 to goodwill was recorded in the consolidated income statement for year ended December 31, 2011.

14.           Financial assets, available-for-sale and long term investments

(a)           Financial assets, available-for-sale

	2011	2010

At January 1	$—	$6,423
Purchases during the year	18,247	—
Disposals	(4,999)	(6,751)
Interest income recognized during the year	2	—
Fair value gains recognized in other comprehensive income	—	328
At December 31	$13,250	$—

Financial assets, available-for-sale include the followings:

	December 31, 2011	December 31, 2010
Listed securities:
U.S Treasury bills	$13,250	$—
	$13,250	$—

Financial assets, available-for-sale are denominated in the following currencies:

	December 31, 2011	December 31, 2010

US dollar	$13,250	$—
	$13,250	$—

The maximum exposure to credit risk at the reporting date is the carrying value of the debt securities classified as available for sale.

None of these financial assets are either past due or impaired (2010: nil).

(b)           Long term investments

As at December 31, 2010 and December 31, 2011, the Company holds equity instruments carried at $100 in a privately held unaffiliated electronic commerce company for business and strategic purposes. The investment is accounted for under the cost method since the ownership is less than 20%, the Company does not have the ability to exercise significant influence over the investee and the fair value cannot be reliably measured. The Company’s policy is to regularly review the carrying values of the non-quoted investments and to identify and provide for when circumstances indicate impairment other than a temporary decline in the carrying values of such assets has occurred.

GLOBAL SOURCES LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

15.           Deferred tax assets

Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current income tax assets against current income tax liabilities and when the deferred income taxes relate to the same fiscal authority.  The amounts, determined after appropriate offsetting, are shown on the balance sheets as follows:

	December 31, 2011	December 31, 2010

Deferred tax assets:
Deferred tax asset to be recovered after more than 12 months	$254	$496
Deferred tax assets to be recovered within 12 months	71	8
	$325	$504
Deferred tax liabilities:
Deferred tax liabilities to be settled after more than 12 months	$1,510	$1,397
	$1,510	$1,397
Deferred tax liabilities, net	$(1,185)	$(893)

The gross movement on the deferred income tax account is as follows:

	2011	2010

At January 1	$(893)	$(1,133)
Credited to the income statement	61	240
Acquisition of business (note 27)	(353)	—
At December 31	$(1,185)	$(893)

The movement in deferred income tax assets and liabilities during the year, without taking into consideration the offsetting of balances within the same tax jurisdiction, is as follows:

Deferred tax assets	Provisions and expenses	Tax losses	Other	Total

At January 1, 2010	$310	$133	$15	$458
Credited/(charged) to the income statement	(44)	22	68	46
At December 31, 2010	$266	$155	$83	$504

Credited/(charged) to the income statement	7	(142)	(44)	(179)
At December 31, 2011	$273	$13	$39	$325

GLOBAL SOURCES LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

Deferred tax liabilities	Accelerated tax depreciation	Fair value adjustments on acquisition of business	Total

At January 1, 2010	$140	$1,451	$1,591
Charged/(credited) to the income statement	(11)	(183)	(194)
At December 31, 2010	$129	$1,268	$1,397

Acquisition of business (note 27)	—	353	353
Charged/(credited) to the income statement	(68)	(172)	(240)
At December 31, 2011	$61	$1,449	$1,510

Deferred income tax assets are recognized for tax loss carry-forwards to the extent that the realisation of the related tax benefit through future taxable profits is probable.

The Group did not recognize deferred income tax assets of $9,318 (December 31, 2010: $7,731) in respect of losses amounting to $33,194 (December 31, 2010: $26,274) that can be carried forward against future taxable income. Losses amounting to $29,921 (December 31, 2010: $24,619) expire by 2020, and the remaining losses have no expiry date.

16.           Prepaid expenses and other current assets

	December 31, 2011	December 31, 2010

Non-current portion:
Club memberships	$216	$216
Deferred expenses – exhibition (iii)	1,759	1,847
Rental, utility and other deposits	577	493
	$2,552	$2,556

Current portion:
Unsecured employee loans (i)	$32	$26
Temporary advances to employees (ii)	141	47
Prepaid expenses	1,080	1,281
Deferred expenses (iii)	17,426	15,660
Other current assets	2,216	3,255
	$20,895	$20,269

(i)	The loans for the lease of residence are unsecured, interest free and are repayable in equal monthly instalments over the period of the lease, typically less than or equal to twelve months.

There were no loans due from the Company’s directors and executive officers as at December 31, 2010 and December 31, 2011.

(ii)	Other temporary advances to staff are unsecured, interest free and are generally repayable within twelve months.

(iii)	Deferred expenses relate to deferred commission expenses and direct event production costs for exhibition events to be held in future periods.

GLOBAL SOURCES LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

The fair value of club membership, employee loans and other receivables at the reporting date approximates its carrying value of each asset mentioned above.

17.           Inventories

	December 31, 2011	December 31, 2010

Stock of paper, at costs	$230	$435
	$230	$435

The cost of inventories recognized as expense and included in community and content amounted to $866, $910 and $1,357 for the years ended December 31, 2011, 2010 and 2009 respectively.

18.           Accounts receivables and receivables from sales representatives

	December 31, 2011	December 31, 2010

Accounts receivables	$5,238	$4,511
Less: provision for impairment of accounts receivables	(527)	(592)
Accounts receivables – net	4,711	3,919
Receivables from sales representatives	6,523	8,248
	$11,234	$12,167

The fair values of accounts receivables and receivables from sales representatives are as follows:

	December 31, 2011	December 31, 2010

Accounts receivables	$4,711	$3,919
Receivables from sales representatives	6,523	8,248
	$11,234	$12,167

As of December 31, 2010 and December 31, 2011, receivables from sales representatives of $8,248 and $6,523, respectively, were neither past due nor impaired while accounts receivables of $3,919 and $4,711, respectively, were past due but not impaired. These relate to a number of independent sales representatives and customers for whom there is no recent history of default.  The aging analysis of these accounts receivables is as follows:

	December 31, 2011	December 31, 2010

Up to 3 months	$3,887	$3,037
3 to 6 months	635	576
Over 6 months	189	306
	$4,711	$3,919

GLOBAL SOURCES LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

As of December 31, 2010 and December 31, 2011, trade receivables of $592 and $527, respectively, were impaired and provided for. The individually impaired receivables mainly relate to certain customers for online and other media services, which are in unexpectedly difficult economic situations.  The aging of these accounts receivables is as follows:

	December 31, 2011	December 31, 2010

Up to 3 months	$192	$129
3 to 6 months	146	157
Over 6 months	189	306
	$527	$592

Movements on the Group provision for impairment of accounts receivables are as follows:

	2011	2010

At January 1	$592	$334
Provision for receivable impairment	25	502
Receivables written off during the year as uncollectible	(90)	(244)
At December 31	$527	$592

The creation and release of provision for impaired receivables have been included in sales costs in the consolidated income statements.  Amounts charged to the allowance account are generally written off, when there is no expectation of recovering additional cash.

The maximum exposure to credit risk at the reporting date is the carrying value of each class of receivable mentioned above.  The Group does not hold any collateral as security.

19.           Cash, bank balances and financial assets, available-for-sale

	December 31, 2011	December 31, 2010

Cash at bank and on hand	$26,481	$26,653
U.S. Treasury securities with original maturities of less than three months	—	59,327
Term deposits and short-term highly liquid investments with original maturities of three months or less	55,422	15,318
Cash and cash equivalents	81,903	101,298

Term deposits with original maturities of over three months	2,764	1,411
U.S. Treasury securities with original maturities of over three months (note 14)	13,250	—
Total	$97,917	$102,709

GLOBAL SOURCES LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

20.           Share capital and treasury shares

	Number of Common Shares		Amount
	Issued share capital	Treasury shares	Issued share capital	Treasury shares	Share premium

At December 31, 2009	51,427,642	(6,875,000)	$514	$(50,000)	$39,985

Issuance of common shares under Equity Compensation Plans	141,898	—	2	—	—
Common shares	—	(11,121,000)	—	(100,089)	—
At December 31, 2010	51,569,540	(17,996,000)	$516	$(150,089)	$39,985

Issuance of common shares under Equity Compensation Plans	220,408	—	2	—	—
At December 31, 2011	51,789,948	(17,996,000)	$518	$(150,089)	$39,985

The authorised share capital of the Company as at December 31, 2010 and December 31, 2011 is 75,000,000 common shares of $0.01 par value. As at December 31, 2010 and December 31, 2011, the Company has 33,573,540 and 33,793,948 common shares outstanding, respectively. The share premium of $39,985 as at December 31, 2010 and December 31, 2011 is recognized under capital reserves in note 22.

On February 4, 2008, the Board of Directors of the Company authorized a program to buy back up to $50,000 worth of common shares. The Company may, from time to time, as business conditions warrant, purchase shares in the open market or through private transactions. The buyback program does not obligate the Company to buyback any specific number of shares and may be suspended or terminated at any time at management’s discretion. The timing and amount of any buyback of shares will be determined by management based on its evaluation of market conditions and other factors. As of December 31, 2010 and December 31, 2011, the Company has not bought back any of its shares under this program.

Under a separate program approved by the Board of Directors of the Company at their meeting held on 10 and 11 November 2008, the Company repurchased 6,875,000 issued and outstanding common shares at a total purchase price of $50,000 or $8.00 per share pursuant to a tender offer available for all shareholders to participate in 2008.  The Company is holding the repurchased shares as treasury shares.

On 24 June 2010, the Board of Directors of the Company authorized a program to repurchase 11,121,000 of its common shares by tender offer at purchase price of $9.00 per share. Accordingly, in August 2010, the Company completed the repurchase and paid a total purchase consideration of $100,089. The Company is holding the repurchased shares as treasury shares.

21.           Non-cash compensation

On December 30, 1999, the Company established The Global Sources Employee Equity Compensation Trust (the “Trust”) for the purpose of administering monies and other assets to be contributed by the Company to the Trust for the establishment of equity compensation and other benefit plans, including the Equity Compensation Plans Numbers I to VII described below.  The Trust is administered by Appleby Services (Bermuda) Ltd (previously known as “Harrington Trust Limited” and then as “Appleby Trust (Bermuda) Ltd.”) (the “Trustee”).  The Trustee in the exercise of its power under the Declaration of Trust may be directed by the Equity Compensation Plan committee, including the voting of securities held in the Trust. The Board of Directors of the Company will select the members of the the Equity Compensation Plan committee.

GLOBAL SOURCES LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

On February 4, 2000, in conjunction with the establishment of the Trust and the Share Exchange, the former parent company of Global Sources Ltd. assigned 4,034,552 common shares of the Company at a historical cost of less than $1, representing a 10% equity interest in the Company, for the establishment of share option plans and/or share award plans, known as ECP I, ECP II and ECP III. Subsequently, share option plans and/or share award plans, known as ECP IV, ECP V, ECP VI and ECP VII were established.

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

During the year ended December 31, 2011 the Company recorded $4 (2010: $13; 2009: $764) amortization of intangible assets associated with the awards under ECP VI.

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

The ECP 2007 Master Plan was approved by the Company’s shareholders on May 8, 2006. The ECP 2007 Master Plan commenced with effect on January 1, 2007 and, unless terminated earlier by the Company’s Board of Directors, will expire on December 31, 2012. The Company’s employees, directors, consultants and the Company’s independent contractors’ employees are eligible to be awarded grants of the Company’s common shares under the ECP 2007 Master Plan. The grantees and the number of shares to be awarded, and the vesting rules and other terms and conditions, are to be as determined by the Plan Committee, which is authorized under the ECP 2007 Master Plan to issue supplementary or subsidiary documents to set out and evidence such vesting rules and other terms and conditions. The total number of shares to be issued under the ECP 2007 Master Plan is subject to a limit of 3,000,000 common shares.

On November 7, 2006, the Company filed a Form S-8 Registration Statement under the Securities Act of 1933, with the U.S. Securities and Exchange Commission, for up to 3,000,000 common shares to be issued under the ECP 2007 Master Plan.

On March 6, 2007, the Plan Committee approved and issued “The Global Sources Share Grant Award Plan” as a supplementary or subsidiary document to the ECP 2007 Master Plan. Under the plan, the Plan Committee is to determine who will be granted awards of shares and the number of shares to be awarded to them, and the vesting schedule for such awards. The plan commenced with effect on March 6, 2007, and will terminate upon the expiration or termination of the ECP 2007 Master Plan, or upon the liquidation of the Company, or upon termination by the Plan Committee, whichever is the earliest to occur. The Plan Committee approved awards of common shares under the plan during the years 2007 to 2011 to employees and non-employees (consultants and the employees of third party independent contractors). The non-cash compensation expenses associated with the awards are recognized over the six year vesting term of the award.

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

The Plan Committee approved awards of common shares under the plan during 2007 to 2011. The Company recognizes the intangible asset relating to the non-compete provisions of each of the above awards at the fair value of the respective award. The intangible asset is amortized over the non-compete period on a straight-line basis.

GLOBAL SOURCES LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

During the year ended December 31, 2011 the Company recorded amortization of intangible assets of $760 (2010: $545; 2009: $373) associated with the awards under The Global Sources Retention Share Grant Plan.

On April 24, 2009, the Plan Committee approved and issued “The Global Sources Directors Share Grant Award Plan” as a supplementary or subsidiary document to the ECP 2007 Master Plan. Persons eligible to receive grants under the plan are directors of the Company. Under the plan, the Plan Committee is to determine who amongst the directors of the Company will be granted awards of shares and the number of shares to be awarded to them. Any shares awarded will not vest immediately, but only at the end of four years after such effective date as may be specified by the Plan Committee (or in accordance with such other vesting schedule as may be determined by the Plan Committee). The plan commenced with effect on April 24, 2009, and will terminate upon the expiration or termination of the ECP 2007 Master Plan, or upon the liquidation of the Company, or upon termination by the Plan Committee, whichever is the earliest to occur. The Plan Committee awarded 21,000 common shares (comprising 3,000 common shares each), 21,000 common shares (comprising 3,000 common shares each) and 22,500 common shares (comprising 3,000 common shares each to seven directors and 1,500 to one director) to the seven directors of the Company in June 2009, January 2010 and January 2011, respectively.

The non-cash compensation expenses as of December 31, 2011, associated with the above awards under the plan are recognized over the four year vesting term of the award.

As of December 31, 2010 and December 31, 2011, there was $4,386 and $5,371, respectively, of unrecognized non-cash compensation cost associated with the awards under the above ECP plans, excluding the awards under ECP VI and The Global Sources Retention Share Grant Plan, which are expected to be recognized over the next six years.

As of December 31, 2010 and December 31, 2011, there was $2,878 and $2,128 balance of intangible asset, respectively, associated with the awards under the ECP VI and The Global Sources Retention Share Grant Plan, which is expected to be amortized over the next five years.

GLOBAL SOURCES LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

The Company’s non-vested shares as of December 31, 2010 and 2011 and changes during the year ended December 31, 2010 and 2011 were as follows:

	ECP V Grant Plan		ECP VI Grant Plan		ECP VII Grant Plan		The Global Sources Share Grant Award Plan		The Global Sources Retention Share Grant Plan		The Global Sources Directors Share Grant Award Plan
	Number of shares	Weighted average grant date fair value	Number of shares	Weighted Average grant date fair value	Number of shares	Weighted Average grant date fair value	Number of shares	Weighted Average grant date fair value	Number of shares	Weighted Average grant date fair value	Number of shares	Weighted Average grant date fair value

Non-vested at January 1, 2010	25,797	$5.22	5,857	$7.17	663,240	$6.69	1,093,157	$9.66	229,483	$8.14	21,000	$7.62
Granted	18,790	$7.93	2,500	$7.42	—	—	314,639	$6.96	221,782	$7.87	21,000	$6.63
Vested	(12,889)	$6.80	(5,857)	$7.17	(289,851)	$6.07	(94,993)	$12.45	(47,654)	$8.33	—	—
Forfeited	(4,400)	$6.17	—	—	(32,956)	$7.40	(199,093)	$9.71	(11,963)	$7.18	—	—
Non-vested at December 31, 2010	27,298	$6.18	2,500	$7.42	340,433	$7.15	1,113,710	$8.64	391,648	$7.99	42,000	$7.13

Non-vested at January 1, 2011	27,298	$6.18	2,500	$7.42	340,433	$7.15	1,113,710	$8.64	391,648	$7.99	42,000	$7.13
Granted	9,321	$11.84	—	—	—	—	372,853	$11.49	2,721	$10.09	22,500	$9.91
Vested.	(15,419)	$9.93	(500)	$7.42	(204,556)	$7.35	(130,051)	$10.15	(90,239)	$8.13	—	—
Forfeited	—	—	—	—	(252)	$(6.86)	(15,839)	$8.70	(1,553)	$9.89	—	—
Non-vested at December 31, 2011	21,200	$5.95	2,000	$7.42	135,625	$6.86	1,340,673	$9.28	302,577	$7.96	64,500	$8.10

The total fair value of shares vested during the years ended December 31, 2010 and 2011 were as follows:

Year ended December 31,	ECP V Grant Plan	ECP VI Grant Plan	ECP VII Grant Plan	The Global Sources Share Grant Award Plan	The Global Sources Retention Share Grant Plan	The Global Sources Directors Share Grant Award Plan	Total
2010	$89	$38	$1,814	$597	$373	$—	$2,911
2011	$174	$6	$1,291	$1,238	$794	$—	$3,503

Non-cash compensation expenses associated with the employee and team member Equity Compensation Plans and Global Sources Directors Share Grant Award Plan included under various categories of operating expenses are approximately as follows: sales: $737 (2010: $545; 2009: $691), community and content: $234 (2010: $284; 2009: $228), general and administrative $1,528 (2010: $1,089; 2009: $566), and information and technology: $278 (2010: $269; 2009: $263).

GLOBAL SOURCES LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

22.           Other reserves

	Accumulated other comprehensive income
	Fair value reserve	Currency translation reserve	Capital reserve	Total

At January 1, 2010	$895	$72	$140,660	$141,627
Fair value gains (note 14)	328	—	—	328
Reclassification to income statement on disposal of available-for-sale financial asset	(1,223)	—	—	(1,223)
Currency translation differences	—	2,008	—	2,008
Non-cash compensation	—	—	2,187	2,187
Capitalisation of intangible assets relating to non-compete clause in share awards to non-employees	—	—	1,766	1,766
Issuance of shares	—		(2)	(2)
At December 31, 2010	$—	$2,080	$144,611	$146,691

At January 1, 2011	$—	$2,080	$144,611	$146,691
Currency translation differences	—	3,212	—	3,212
Less : Non-controlling interests share of currency translation differences	—	(115)	—	(115)
Non-cash compensation	—	—	2,777	2,777
Capitalisation of intangible assets relating to non-compete clause in share awards to non-employees, net (note 13)	—	—	28	28
Issuance of shares	—	—	(2)	(2)
At December 31, 2011	$—	$5,177	$147,414	$152,591

23.           Deferred income and customer prepayments

	December 31, 2011	December 31, 2010

Non-current portion:
Advertising	$4,963	$4,034
Exhibitions	3,327	2,676
	$8,290	$6,710
Current portion:
Advertising	64,985	55,610
Exhibitions, subscription and others	36,856	35,007
	$101,841	$90,617

GLOBAL SOURCES LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

24.           Accrued liabilities

	December 31, 2011	December 31, 2010

Salaries, wages and commissions	$2,147	$1,795
Retirement defined contribution accruals	856	847
Liabilities for incentive plan	1,565	1,459
Printing, paper and bulk mailing costs	216	354
Sales commissions and fees to third parties	6,373	3,964
Business taxes	3,348	3,381
Others	3,218	2,469
	$17,723	$14,269

25.           Contingencies

From time to time the Company is involved in litigation in the normal course of business.  While the results of such litigation and claims cannot be predicted with certainty, the Company believes that the probability is remote that the outcome of the outstanding litigation and the claims will have a material adverse effect on the Company’s consolidated financial position, results of operations and cashflows.

26.           Commitments

(a)           Capital commitment

Capital expenditure contracted for at the end of the reporting period but not yet incurred is as follows:

	2011	2010

Purchase of property and equipment	$506	$118
Total	$506	$118

(b)           Operating lease commitments – group company as lessee

The Company leases office facilities and exhibition venues under cancelable and non-cancelable operating leases generally with an option to renew upon expiry of the lease term.

The future aggregate minimum lease rental payments under non-cancelable operating leases for office premises are as follows:

	2011	2010

No later than 1 year	$711	$123
Later than 1 year and no later than 5 years	67	27
Later than 5 years	—-	—
Total	$778	$150

GLOBAL SOURCES LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

During the first quarter of 2007, the Group entered into a number of venue license agreements for exhibition events amounting to $44,396 in payments over five and a half years and in January 2011, the Group signed supplemental agreements for additional space, increasing the total amount to $44,529. The agreements are cancelable under force majeure conditions, or upon notice and payment of cancellation charges to the other party. In May 2010, the Group entered into a number of venue license agreements for the exhibition events amounting to a gross value of approximately $16,657 in payments over five years. Again, in December 2010, the Group entered into a number of venue license agreements for the exhibition events amounting to a gross value of approximately $3,333 in payments over four years. The agreements are cancelable under force majeure or other specified conditions, or upon notice and payment of cancellation charges to the other party. The amounts paid will be expensed when the related events are held. As of December 31, 2011, the Group have paid approximately $37,966 under these agreements.

In addition, in 2010 to 2011, the Group entered into several agreements for the venue rental for future exhibition events to be held in 2012 to 2014 amounting to $2,788. The amounts paid under these agreements as of December 31, 2011 were $885.

(c)           Operating lease commitments – group company as lessor

The Company leases out office premises to non-related companies under non-cancellable operating leases. The future aggregate lease payments receivable under non-cancellable operating leases for office premises within the next 1 year and later than 1 year but not later than 5 years are $997 and $997 respectively.

27.           Business combinations

Acquisition of EDN Asia Advertising Pte Ltd and Beijing EDN Advertising Production Co., Ltd

In April 2011, eMedia Asia Ltd. (a subsidiary of the Group) acquired the entire issued share capital of EDN Asia Advertising Pte. Ltd. (“previously known as Canon Communications Asia Pte. Ltd.”), a company incorporated in Singapore and Beijing EDN Advertising Production Co., Ltd (“previously known as Beijing Reed Advertising Services Co., Ltd”), a company incorporated in the People’s Republic of China (collectively known as “EDN”).

EDN owns EDN China, EDN Asia and certain associated titles. With this acquisition, it will offer a greater reach to the network for professionals in China’s electronics industry.

The Company accounted for this acquisition as a business combination. As the Company gained control of EDN on April 2, 2011, the results of the operations of EDN were consolidated from this date onwards.

GLOBAL SOURCES LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

Consideration
Cash consideration	$4,000
Liabilities assumed	94
4,094
Effects on cashflow of the Group
Cash paid (as above)	4,094
Less: Cash and cash equivalent in subsidiaries acquired	(671)
Cash outflow on acquisition	3,423
Recognized amounts of identifiable assets acquired and liabilities assumed
Cash and cash equivalents	671
Leasehold improvements, furniture & fittings and computers	78
Accounts Receivables	697
Prepayments	43
Contractual backlog (note 13)	227
Trademarks (note 13)	1,400
Goodwill (note 13)	2,011
Total assets	5,127

Accounts payables	(72)
Accrued liabilities	(443)
Deferred income	(128)
Current tax liabilities	(37)
Deferred tax liabilities	(353)
Total liabilities	(1,033)

Total	$4,094

Cumulative acquisition related costs included in general and administrative expenses in consolidated income statements for the years ended December 31, 2010 and 2011	$311

The goodwill of $2,011 arising from the acquisition is attributable to the acquired workforce and distribution network.

The liabilities assumed of $94 relates to liabilities incurred by the Group to the former owner of EDN. The fair value of trade and other receivables is $697 of which none is expected to be uncollectible.

The acquired subsidiary contributed revenue of $3,279 and net income of $324 to the Company for the period from April 2, 2011 to December 31, 2011. If the acquisition had occurred on January 1, 2011, the Group’s revenue and net income for the year ended December 31, 2011 would have been $4,077 and $264, respectively.

GLOBAL SOURCES LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

28.           Related party transactions

The following transactions were carried out with related parties:

(a)           Purchases of services

	2011	2010
Rental and building maintenance services received from subsidiaries of a major shareholder of the Company	$396	$1,378
Reimbursement of membership fees from a subsidiary of a major shareholder of the Company for use of club membership	9	30
Purchases of investment consultancy services from subsidiaries of a major shareholder of the Company	15	50
Total	$420	$1,458

Based on the information in Amendment No. 7 to the Schedule 13D filed with the SEC on April 22, 2011, during the period from January 19, 2011 to April 15, 2011, Hung Lay Si Co., Ltd, the former major shareholder, transferred all of the common shares owned by it to four unaffiliated separate entities. As a result, the related party relationship ended on 15 April 2011. The disclosure above pertained to transactions with Hung Lay Si group of companies from January 1, 2011 to April 15, 2011.

(b)           Key management compensation

The compensation paid or payable to key management for employee services is shown below:

	2011	2010

Wages, salaries, bonus and fees	$2,302	$3,203
Retirement contribution plans	59	62
Non-cash compensation expenses	1,465	1,300
Other benefits	10	28
Total	$3,836	$4,593

29.           Events after reporting periods

In March 2012, the Group acquired 80% of the entire issued share capital of Haoji Group Limited (“Haoji”) for a total consideration of up to approximately $17,300, comprising an initial cash consideration of approximately $13,000 that was paid upon completion of the transaction, and another additional cash consideration of up to approximately $4,300 that is payable in 2013, depending upon certain performance-related conditions being fulfilled.  Haoji is a company incorporated in the British Virgin Islands which holds the entire issued share capital of Space Exhibition Consultants Limited, a company incorporated in the Hong Kong Special Administrative Region, which in turn holds all of the equity interests in Huanyu Shishang Exhibition (Shenzhen) Co., Ltd. ("Huanyu"), a company incorporated in mainland China. Huanyu operates the China (Shenzhen) International Brand Clothing & Accessories Fair in mainland China, and owns the businesses and assets associated therewith.  Total acquisition related costs incurred approximates $355. The acquisition related costs of $50 was expensed in year ended December 31, 2011 under the general and administrative expenses in the consolidated income statements.  The remaining acquisition related costs will be recorded in 2012.

GLOBAL SOURCES LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

China (Shenzhen) International Brand Clothing & Accessories Fair (SZIC) is held annually in Shenzhen, one of the major cities in garment designing and manufacturing in China. Started in 2001, the show has continually grown and developed each year. With SZIC’s dominant presence in the expanding fashion industry combined with Global Sources’ established global presence and strong network in China, this investment positions the Group to take advantage of this emerging opportunity. Details of the fair value of assets acquired and liabilities assumed, the amount of goodwill to be recorded and the effect on the cash flows for the Group are not disclosed, as the accounting for this acquisition is still in progress at the time these financial statements have been authorised for issue.  The acquired entities will be consolidated with effect from the date of acquisition.

In March 2012, the Group subscribed to an approximate 10% equity stake in Shooii Limited at a consideration of approximately $326. Shooii Limited is an Australian start-up company, which plans to operate an online retail platform for footwear.

30.           Recent accounting pronouncements

There are no IFRSs or IFRIC interpretations that are effective for the first time for the financial year beginning on or after 1 January 2012 that would be expected to have a material impact on the Group.  New standards, amendments and interpretations issued but not effective for the financial year beginning 1 January 2012 and not early adopted.

•
IAS 19, ‘Employee benefits’ was amended in June 2011. The requirements of the standard are as follows: to eliminate the corridor approach and recognize all actuarial gains and losses in other comprehensive income as they occur; to immediately recognize all past service costs; and to replace interest cost and expected return on plan assets with a net interest amount that is calculated by applying the discount rate to the net defined benefit liability (asset). The group is yet to assess the full impact of the amendments.

•
IFRS 9, ‘Financial instruments’, addresses the classification, measurement and recognition of financial assets and financial liabilities. IFRS 9 was issued in November 2009 and October 2010. It replaces the parts of IAS 39 that relate to the classification and measurement of financial instruments. IFRS 9 requires financial assets to be classified into two measurement categories: those measured as at fair value and those measured at amortized cost. The determination is made at initial recognition. The classification depends on the entity’s business model for managing its financial instruments and the contractual cash flow characteristics of the instrument. For financial liabilities, the standard retains most of the IAS 39 requirements. The main change is that, in cases where the fair value option is taken for financial liabilities, the part of a fair value change due to an entity’s own credit risk is recorded in other comprehensive income rather than the income statement, unless this creates an accounting mismatch. The group is yet to assess IFRS 9’s full impact and intends to adopt IFRS 9 no later than the accounting period beginning on 1 January 2013.

•
IFRS 10, Consolidated financial statements’ builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included within the consolidated financial statements of the parent company. The standard provides additional guidance to assist in the determination of control where this is difficult to assess. The group is yet to assess IFRS 10’s full impact and intends to adopt IFRS 10 no later than the accounting period beginning on 1 January 2013.

•
IFRS 11 replaces the guidance on ‘Joint ventures’ in IAS 31 -Interests in Joint Ventures and SIC 13 - Jointly Controlled Entities - Non-Monetary Contributions by Venturers. The new standard introduces a principles-based approach to accounting for joint arrangements that requires a party to a joint arrangement to recognize its rights and obligations arising from the arrangement. The new standard requires that joint ventures be accounted for under the equity method thus eliminating the option to proportionally consolidate such ventures. The group is yet to assess IFRS 11’s full impact and intends to adopt IFRS 11 no later than the accounting period beginning on 1 January 2013.

GLOBAL SOURCES LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

•
IFRS 12, ‘Disclosures of interests in other entities’ includes the disclosure requirements for all forms of interests in other entities, including joint arrangements, associates, special purpose vehicles and other off balance sheet vehicles. The group is yet to assess IFRS 12’s full impact and intends to adopt IFRS 12 no later than the accounting period beginning on 1 January 2013.

•
IFRS 13, ‘Fair value measurement’, aims to improve consistency and reduce complexity by providing a precise definition of fair value and a single source of fair value measurement and disclosure requirements for use across IFRSs. The requirements, which are largely aligned between IFRSs and US GAAP, do not extend the use of fair value accounting but provide guidance on how it should be applied where its use is already required or permitted by other standards within IFRSs or US GAAP. The group is yet to assess IFRS13’s full impact and intends to adopt IFRS 13 no later than the accounting period beginning on 1 January 2012.

There are no other IFRSs or IFRIC interpretations that are not yet effective that would be expected to have a material impact on the group.

ITEM 9.	THE OFFER AND LISTING

Price history of stock

The following table sets forth the high and low per share closing prices for our common shares for the periods indicated, as adjusted for the one for ten bonus share issues announced on February 16, 2004, March 1, 2005, March 6, 2006, March 5, 2007, December 20, 2007 and on February 12, 2009.

Period	High	Low
Year 2007	$32.14	$11.49
Year 2008	$26.68	$4.18
Year 2009	$7.97	$3.30
Year 2010	$11.04	$6.00
Year 2011	$12.78	$4.81
First Quarter 2010	$7.16	$6.00
Second Quarter 2010	$8.20	$6.20
Third Quarter 2010	$8.77	$6.49
Fourth Quarter 2010	$11.04	$7.26
First Quarter 2011	$11.91	$9.02
Second Quarter 2011	$12.78	$8.63
Third Quarter 2011	$9.92	$6.61
Fourth Quarter 2011	$8.30	$4.81
First Quarter 2012	$7.37	$4.90
December 2011	$6.18	$4.81
January 2012	$6.19	$4.97
February 2012	$7.37	$4.90
March 2012	$6.61	$5.37

Markets

Our shares are listed and traded under the symbol “GSOL” on Nasdaq.

ITEM 10.	ADDITIONAL INFORMATION

Memorandum and Bye-Laws

The following statements are brief descriptions of our common shares, and the more important rights and privileges of our shareholders conferred by the laws of Bermuda and our memorandum of association and bye-laws, and is based upon the advice of Appleby, our Bermuda counsel. These statements are not complete, do not purport to be a comprehensive description of all the rights and privileges of our shareholders conferred by the laws of Bermuda or our memorandum of association and bye-laws, and are qualified in its entirety by reference to our memorandum of association and bye-laws and the laws of Bermuda.

Description of Shareholder Rights Attaching to Our Common Shares

The Company is registered with the Registrar of Companies in Bermuda with registration number 27310. It has the usual objects and powers of a Bermuda exempt company, found in its memorandum of association, empowering it to, among other things, deal in goods of all kinds, and to acquire, hold and dispose of all forms of real property outside Bermuda, and personal property worldwide, including intellectual property. Our authorized share capital consists of 75,000,000 common shares, par value $0.01 per share. A bonus share distribution of one share for every ten shares was issued to all of our shareholders of record on February 27, 2009 and distributed on or about March 31, 2009.  As of February 29, 2012, we had a total of 51,975,600 common shares issued, comprising 33,979,600 common shares outstanding and 17,996,000 common shares held as treasury shares.

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

•
Our issued and outstanding common shares are fully paid and non-assessable. Non-assessable as that term is understood under Bermuda law means in relation to fully-paid shares of a company and subject to any contrary provision in any agreement in writing between such company and the holder of shares, that no shareholder shall be obliged to contribute further amounts to the capital of the company, either in order to complete payment for their shares, to satisfy claims of creditors of the company, or otherwise; and no shareholder shall be bound by an alteration of the memorandum of association or bye-laws of the Company after the date on which he became a shareholder, if and so far as the alteration requires him to take, or subscribe for additional shares, or in any way increases his liability to contribute to the share capital of, or otherwise to pay money to, the company.

•	Additional authorized but unissued common shares may be issued by our board of directors without the approval of the shareholders.

•
The holders of common shares (other than the Company as holder of treasury shares) will receive dividends, if any, as may be declared by our board of directors out of funds legally available for purposes. We may not declare or pay a dividend, or make a distribution out of contributed surplus, if there are reasonable grounds for believing that:

•	we are, or after the payment would be, unable to pay our liabilities as they become due; or

•	the realizable value of our assets after such payment or distribution would be less than our liabilities.

The following is a summary of provisions of Bermuda law and our organizational documents, including our bye-laws. We refer you to our memorandum of association and bye-laws, copies of which have been filed with the SEC. You are urged to read these documents for a complete understanding of the terms of the memorandum of association and bye-laws.

Share Capital and Treasury Shares

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

As of February 29, 2012, we had a total of 51,975,600 common shares issued, comprising 33,979,600 common shares outstanding and 17,996,000 common shares held by the Company as treasury shares; all of our issued common shares were fully paid; and apart from the common shares held as treasury shares, no other shares of the Company were held by the Company or its subsidiaries.

For a history of our share capital for the last three years, please see Note 20 to the Consolidated Financial Statements included in this Annual Report.

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

No shareholder shall, unless our board of directors otherwise determines, be entitled to vote at any general meeting unless all calls or other sums presently payable by that shareholder in respect of all shares held by such shareholder have been paid.

Dividend Rights

Under Bermuda law, a company may declare and pay dividends unless there are reasonable grounds for believing that the company is, or after the payment would be, unable to pay its liabilities as they become due or that the realizable value of the company’s assets would thereby be less than its liabilities.

Under our bye-laws, each share is entitled to a dividend if, as and when dividends are declared by our board of directors. Our board of directors may determine that any dividend may be paid in cash or will be satisfied in paying up in full in our common shares to be issued to the shareholders credited as fully paid or partly paid or partly in one way and partly the other. Our board of directors may also pay any fixed cash dividend which is payable on any of our common shares half-yearly or on other dates, whenever our position, in the opinion of our board of directors, justifies such payment.

Dividends, if any, on our common shares will be paid at the discretion of our board of directors if it appears to our board of directors to be justified by the position of the Company and will depend on our future operations and earnings, capital requirements, surplus and general financial conditions, as our board of directors may deem relevant. No dividend shall be paid to the Company in respect of shares held by the Company as treasury shares.

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

However, to the extent that any premium is payable on the purchase, the premium must be provided out of the funds of a company that would otherwise be available for dividend or distribution or out of a company’s share premium account. Any common shares purchased by a company are treated as cancelled and the amount of the company’s issued capital is diminished by the nominal value of the shares accordingly but shall not be taken as reducing the amount of the company’s authorized share capital. However, a company may also purchase its own shares, to be held as treasury shares, if authorized to do so by its memorandum of association or bye-laws. A proposed resolution for the amendment of our bye-laws, to authorize us to purchase our own shares, to be held as treasury shares, was put forth to our shareholders for approval at our Annual General Meeting, held on June 18, 2007 (Hong Kong time). The resolution was approved by our shareholders, so we are now able to acquire our own shares and hold them as treasury shares, subject always of course to the provisions of the Companies Act, to our bye-laws, to the securities laws of the United States and to the rules of Nasdaq. On February 4, 2008, we announced via a press release that our board of directors had authorized a program to repurchase up to $50 million of our common shares in the open market or through private transactions, from time to time, as business conditions warrant, but on the basis that we are not obligated to repurchase any specific number of shares and that the program may be suspended or terminated at any time at our management’s discretion. The timing and amount of the repurchase of shares (if any) will be determined by our management, based on its evaluation of market conditions and other factors. As of February 29, 2012, no repurchases of our common shares have been made under this program.

On November 21, 2008, we commenced a tender offer for the purchase of up to 6.25 million of our common shares, or approximately 13.4% of our total common shares then issued and outstanding, at a total purchase price of up to $50.0 million or $8.00 per share. The tender offer expired on December 19, 2008. Our common shares that were properly tendered and not properly withdrawn were greater than the number of shares that we offered to purchase. Consequently, we accepted for purchase on a pro rata basis 6.25 million of the shares properly tendered and not properly withdrawn by shareholders. We are holding the repurchased shares as treasury shares, which are disclosed as such on our balance sheet as of December 31, 2011.

On June 30, 2010, we commenced a tender offer for the purchase of up to 11,121,000 of our common shares, or approximately 24.9% of our total issued and outstanding common shares as of April 30, 2010, at a total purchase price of up to $100,089,000 or $9.00 per share. The tender offer expired on July 28, 2010. Our common shares that were properly tendered and not properly withdrawn were greater than the number of shares that we offered to purchase. Consequently, we accepted for purchase on a pro rata basis 11,107,023 and on an “odd lot” basis 13,977 of the shares properly tendered and not properly withdrawn by shareholders. We are holding the repurchased shares as treasury shares, which are disclosed as such on our balance sheet as of December 31, 2011.

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

Our bye-laws provide that a quorum for such a meeting shall be two persons present in person or by proxy representing a majority of the shares of the relevant class. Our bye-laws also specify that the creation or issue of shares ranking on parity with existing shares will not, subject to any statement to the contrary in the terms of issue of those shares or rights attached to those shares, vary the special rights attached to existing shares.

Change of Control

Our bye-laws have two provisions that could delay a change of control. The first is the classified board, which means that only a portion of the directors come up for election every year, thus delaying a change in the composition of our board of directors. The second is the “Business Combinations” bye-law (bye-laws 155-163), which requires the approval of sixty-six and two-thirds percent (66 ⅔%) of shareholders voting at a general meeting, over and above any other approvals required by our bye-laws to permit certain mergers, amalgamations or similar transaction to go forward.

Transfer of Common Shares

Subject to the Companies Act and the “Transfer Restrictions” section below, under our bye-laws, a shareholder may transfer title to all or any of his shares by completing an instrument of transfer in the usual common form or in such other form as our board of directors may approve.

Transfer Restrictions

Our board of directors may in its absolute discretion and without assigning any reason refuse to register the transfer of any share that is not fully paid.

Our board of directors may refuse to register an instrument of transfer of a share unless it:

•	is duly stamped, if required by law, and lodged with us;

•	is accompanied by the relevant share certificate and such other evidence of the transferor’s right to make the transfer as our board of directors shall reasonably require;

•	has obtained, where applicable, permission of the Bermuda Monetary Authority; and

•	is in respect of only one class of shares.

A “blanket” authorization has been obtained from the Bermuda Monetary Authority for all transfers of our common shares between persons who are not resident in Bermuda for exchange control purposes, provided our common shares remain listed on an “appointed stock exchange” (which includes listing on Nasdaq).

Transmission of Shares

In the event of the death of a shareholder, the survivor or survivors, where the deceased shareholder was a joint holder, or the legal personal representative of such shareholder, including executors and administrators, shall be the only persons recognized by us as having any title to the shareholder’s shares.

Disclosure of Interests

Our bye-laws provide that a director who has at least a five percent interest, directly or indirectly, in an entity that is interested in a contract or proposed contract or arrangement with us, shall declare the nature of such interest at the first opportunity at a meeting of our board of directors, or by writing to our board of directors. If the director has complied with the relevant sections of the Companies Act and our bye-laws with regard to the disclosure of his interest, the director may vote at a meeting of our board of directors or a committee thereof on a contract, transaction or arrangement in which that director is interested and he will be taken into account in ascertaining whether a quorum is present.

Under Bermuda law, the Company may not make loans to its directors unless approved by a majority of the shareholders holding 90% of the voting rights.

Rights in Liquidation

Under Bermuda law, in the event of liquidation, dissolution or winding-up of a company, after satisfaction in full of all claims of creditors and subject to the preferential rights accorded to any series of preference shares, the proceeds of such liquidation, dissolution or winding-up are distributed among the holders of shares in accordance with a company’s bye-laws.

Under our bye-laws, if we are wound up, the liquidator may, with the sanction of a resolution from us and any sanction required by the Companies Act, divide amongst the shareholders in specie or kind the whole or part of our assets, whether they shall consist of property of the same kind or not, and may for such purposes set such values as he deems fair upon any property to be divided as set out above and may determine how such division shall be carried out as between the shareholders.

Meetings of Shareholders

Under Bermuda law, a company is required to convene at least one general shareholders’ meeting as an Annual General Meeting per calendar year, unless according to the provisions of the Companies Act, shareholders elect to dispense with the holding of annual general meetings. The directors of a company, notwithstanding anything in its bye-laws, shall, on the requisition of the shareholders holding at the date of the deposit of the requisition not less than one-tenth of the paid-up capital of the company carrying the right of vote, proceed duly to convene a special general meeting.

Under the Companies Act, our board of directors may convene a special general meeting whenever in their judgment such a meeting is necessary. Unless the bye-laws of a company specify longer period otherwise, Bermuda law requires that shareholders be given at least five days’ notice of a meeting of the company. Our bye-laws extend this period to provide that at least 21 days’ written notice of a general meeting must be given to those shareholders entitled to receive such notice. The accidental omission to give notice to or non-receipt of a notice of a meeting by any person does not invalidate the proceedings of a meeting.

Our bye-laws provide that no business can be transacted at a general meeting unless a quorum of at least two shareholders representing a majority of the issued shares of the company are present in person or by proxy and entitled to vote. A shareholder present at a general meeting or a meeting of a class of shareholders in person or by proxy shall be deemed to have received appropriate notice of the meeting.

Under our bye-laws, notice to any shareholders may be delivered either personally, by electronic means or by sending it through the post, by airmail where applicable, in a pre-paid letter addressed to the shareholder at his address as appearing in the register of shareholders or by delivering it to, or leaving it at such registered address or, in the case of delivery by electronic means, by delivering it to the shareholder at such address as may be provided to the company by the shareholder for such purpose. A notice of a general meeting is deemed to be duly given to the shareholder if it is sent to him by cable, telex, telecopier or electronic means. Any such notice shall be deemed to have been served twenty-four hours after its dispatch.

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

Election or Removal of Directors

Our bye-laws provide that the number of directors will be such number not less than two, as our shareholders by resolution may from time to time determine. A director of a Bermuda company will serve until his successor is appointed or his prior removal in the manner provided by the Companies Act or the bye-laws of a Bermuda company. Our bye-laws provide that at each annual general meeting one-third of the directors will retire from office on a rotational basis based on length of time served. A director is not required to hold shares in a company to qualify to join our board, and once appointed may sit on our board regardless of age, unless the bye-laws provide otherwise. Our bye-laws do not require qualifying shares to join our board and do not set age limits for directors who serve on our board. All directors must provide written acceptance of their appointment within thirty days of their appointment.

Our board of directors has the power at any time and from time to time to appoint any individual to be a director so as to fill a casual vacancy. As set forth in our bye-laws, a casual director so appointed shall hold office only until the next following annual general meeting, and if not reappointed at such annual general meeting, shall vacate office. Our board may approve the appointment of alternate directors.

We may, in a special general meeting called for this purpose, remove a director, provided notice of such meeting is served upon the director concerned not less than fourteen days before the meeting and he shall be entitled to be heard at that meeting.

The office of a director will be vacated in the event of any of the following:

•	if he resigns his office by notice in writing to be delivered to our registered office or tendered at a meeting of our board of directors;

•	if he becomes of unsound mind or a patient for any purpose of any statute or applicable law relating to mental health, and our board of directors resolves that his office is vacated;

•	if he becomes bankrupt under the law of any country or compounds with his creditors;

•	if he is prohibited by law from being a director;

•	if he ceases to be a director by virtue of the Companies Act or our bye-laws, or is removed from office pursuant to our bye-laws;

•
if he (or his alternate director, if any) is absent  from more than three consecutive board of directors’ meetings without the permission of our board of directors and our board of directors resolves that his office be vacated; or

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

Under Bermuda law, the holders of an aggregate of no less than 20% in par value of a company’s issued share capital or any class of issued share capital have the right to apply to the Supreme Court of Bermuda (the “Bermuda Court”) for an annulment of any amendment of the memorandum of association adopted by shareholders at any general meeting, other than an amendment that alters or reduces a company’s share capital as provided in the Companies Act. Where an application is made, the amendment becomes effective only to the extent that it is confirmed by the Bermuda Court. An application for the annulment of an amendment of the memorandum of association must be made within 21 days after the date on which the resolution altering the company’s memorandum of association is passed and may be made on behalf of the person entitled to make the application by one or more of their number as they may appoint in writing for the purpose. No application may be made by persons voting in favor of the amendment.

Our bye-laws provide that they may be amended in the manner provided for in the Companies Act. The Companies Act provides that the directors may amend the bye-laws, provided that any such amendment shall be operative only to the extent approved by the shareholders.

Transactions with Interested Shareholders

Our bye-laws prohibit us from engaging in a business combination with any interested shareholder unless the business combination is approved by at least two-thirds of the holders of our voting shares (other than shares held by that interested shareholder or any affiliate or associate of such interested shareholder), voting together as a single class, or by a simple majority if the business combination is approved by a majority of continuing directors or if certain prescribed conditions are met assuming that we will receive fair market value in exchange for such business combination. In this context, a “business combination” includes, among others, (i) any mergers, (ii) any asset sales and other material transactions resulting in a benefit to the interested shareholder or any of its affiliates or associates or (iii) the adoption of a plan for our liquidation or dissolution; an “affiliate” or an “associate” have respective meanings ascribed to such terms in Rule 12b-2 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended; a “continuing director” is a member of our board of directors that is not an affiliate or associate or representative of an interested shareholder and was a member of our board prior to such person becoming an interested shareholder; and an “interested shareholder” is any person (other than us or any of our subsidiaries, any employee benefit or other similar plan or any of our shareholders that received our shares in connection with our share exchange in 2000 prior to the listing of our shares on Nasdaq) that owns or has announced its intention to own, or with respect to any of our affiliates or associates, within the prior two years did own, at least 15% of our voting shares.

Appraisal Rights and Shareholder Suits

Amalgamation and Merger

The Companies Act provides that, subject to the terms of a company’s bye-laws, both the amalgamation and the merger of a Bermuda company with another company requires the amalgamation agreement or the merger agreement (as applicable) to be approved by the board of directors and at a meeting of the shareholders by seventy-five percent of the members present and entitled to vote at that meeting in respect of which the quorum shall be two persons holding or representing at least one-third of the issued shares of the company or class, as the case may be.

Our bye-laws alter the majority vote required and provide that any resolution submitted for the consideration of shareholders at any general meeting to approve a proposed amalgamation with another company also requires the approval of two-thirds of the votes of disinterested shareholders cast at such meeting.

Under Bermuda law, in the event of an amalgamation or a merger of a Bermuda company, a shareholder who did not vote in favor of the amalgamation or the merger and who is not satisfied that fair value has been offered for such shareholder’s shares, may apply to the Bermuda Court within one month of notice of the meeting of shareholders to appraise the fair value of those shares.

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

When the affairs of a company are being conducted in a manner which is oppressive or prejudicial to the interests of some part of the shareholders, one or more shareholders may apply to the Bermuda Court, which may make such order as it sees fit, including an order regulating the conduct of the company’s affairs in the future or ordering the purchase of the shares of any shareholders, by other shareholders or by the company.

Capitalization of Profits and Reserves

Under our bye-laws, our board of directors may resolve to capitalize all or any part of any amount for the time being standing to the credit of any reserve or fund which is available for distribution or to the credit of our share premium account; and accordingly make that amount available for distribution among the shareholders who would be entitled to it if distributed by way of a dividend in the same proportions and on the footing that the same may be paid not in cash but be applied:

•	in or towards paying up amounts unpaid on any of our shares held by the shareholders;

•	in payment up in full of our unissued shares, debentures or other obligations, to be allotted and credited as fully paid amongst such shareholders; or

•	partly in one way and partly in the other.

As a proviso to the foregoing, the share premium account may be applied only in paying up unissued shares to be issued to shareholders credited as fully paid, and provided, further, that any sum standing to the credit of a share premium account may only be applied in crediting as fully paid shares of the same class as that from which the relevant share premium was derived.

Registrar or Transfer Agent

Our transfer agent and branch registrar is Computershare Investor Services, LLC. In addition to a register held by Computershare Trust Company, N.A., a register of holders of the shares is maintained by Appleby Services (Bermuda) Ltd. in Bermuda located at Canon’s Court, 22 Victoria Street, Hamilton HM 12, Bermuda.

Personal Liability of Directors and Indemnity

The Companies Act requires every officer, including directors, of a Bermuda company in exercising powers and discharging duties, to act honestly and in good faith with a view to the best interests of the company, and to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. The Companies Act further provides that any provision whether contained in the bye-laws of a Bermuda company or in any contract between the company and any officer, including a director, or any person employed by the company as auditor exempting such officer or person from, or indemnifying him against, any liability which by virtue of any rule of law would otherwise attach to him, in respect of any fraud or dishonesty of which he may be guilty in relation to the company, shall be void.

Under our bye-laws, every director, officer, resident representative and committee member shall be indemnified out of our funds against all liabilities, loss, damage or expense, including but not limited to liabilities under contract, tort and statute or any applicable foreign law or regulation and all reasonable legal and other costs and expenses properly payable, incurred or suffered by him as director, officer, resident representative or committee member; provided that the indemnity contained in the bye-laws will not extend to any matter which would render it void under the Companies Act as discussed above.

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

Material Contracts

In the third quarter of 2011, we purchased office space of approximately 6,668 square meters in a commercial building in Shanghai, China at a purchase price of approximately $52.0 million. Full payment of the purchase price was made during 2011 and the physical handover of the premises occurred in 2011.

We do not believe any of our other outstanding contracts to be material to the operation of our company, taken as a whole.

Exchange Controls

Bermuda Law

We have been designated as a non-resident under the Exchange Control Act of 1972 by the Bermuda Monetary Authority. This designation will allow us to engage in transactions in currencies other than the Bermuda dollar.

The Registrar of Companies in Bermuda has neither approved nor disapproved of the securities to which this document relates, nor passed on the accuracy or adequacy of this document and accepts no responsibility for the financial soundness of any proposals or the correctness of any statements made or opinions expressed with regard to such securities. Approvals or permissions received from the Bermuda Monetary Authority do not constitute a guarantee by the Bermuda Monetary Authority as to our performance or our creditworthiness.  Accordingly, in giving such approvals or permissions, the Bermuda Monetary Authority will not be liable for our performance or default or for the correctness of any opinions or statements expressed in this document.

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

As an exempted company, we and our Bermuda subsidiaries are liable to pay in Bermuda an annual government fee calculated on a sliding scale basis by reference to our and our Bermuda subsidiaries’ respective assessable capital, which is the aggregate of our and our Bermuda subsidiaries’ respective authorized share capital and the premium on our and our Bermuda subsidiaries’ respective issued shares. For each of the years 2011 and 2012, the applicable annual government fees were US$10,455.00 per year for us and US$1,995.00 per company per year for each of our two Bermuda subsidiaries. These amounts have already been paid.

Documents on Display

Where You May Find More Information

We are required to comply with the reporting requirements of the Securities Exchange Act of 1934, as amended, applicable to a foreign private issuer. We will file annually a Form 20-F no later than four months after the close of our fiscal year, which is December 31. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. We will furnish our shareholders with annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with International Financial Reporting Standards (“IFRS”) as issued by the IASB. We may, although we are not obligated to do so, furnish our shareholders with quarterly reports by mail with the assistance of a corporate services provider, which may include unaudited interim financial information. We may discontinue providing quarterly reports at any time without prior notice to our shareholders.

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

At December 31, 2011, if the USD had weakened/strengthened by 4% (2010: 3% ; 2009: 7%) against the RMB with all other variables held constant, profit for the year would have been $2.4 million (2010: $0.8 million ; 2009: $0.7 million) higher/lower as a result of foreign currency gains/losses on translation of RMB denominated monetary assets and liabilities.

(ii)           Cash flow and fair value interest rate risk

We have no interest-bearing borrowings as of December 31, 2011 and 2010. Our exposure to changes in market interest rates is mainly attributable to our interest-bearing assets including available-for-sale financial asets, term deposits with banks and cash and cash equivalents. As of December 31, 2011 and December 31, 2010, the term deposits with banks and available-for-sale financial assets are all fixed interest rate instruments.

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

In the years ended December 31, 2011 and December 31, 2010, we derived more than 90% of our revenue from customers in the Asia-Pacific region. We expect that a majority of our future revenue will continue to be generated from customers in this region. Future political or economic instability in the Asia-Pacific region could negatively impact our business.

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

Evaluation of Disclosure Controls and Procedures

As required by Rules 13a-15(e) and 15d-15(e) under the Exchange Act, management, with the participation of our Executive Chairman and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures as of the end of the period covered by this report. Disclosure controls and procedures refer to controls and other procedures designed to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the rules and forms of the SEC. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in our reports that we file or submit under the Securities Exchange Act of 1934 is accumulated and communicated to management, including our Executive Chairman and Chief Financial Officer, as appropriate to allow timely decisions regarding our required disclosure.

Based on the foregoing, our Executive Chairman and Chief Financial Officer have concluded that, as of December 31, 2011, the end of the period covered by this report, our disclosure controls and procedures were effective.

Report of Management on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting as such term is defined in Rule 13a-15(f) under the Exchange Act.

Internal control over financial reporting refers to a process designed by, or under the supervision of, our Executive Chairman and Chief Financial Officer and effected by our Board of Directors, Management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

•	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets;

•
provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and members of our board of directors; and

•	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on our financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management evaluated the effectiveness of our internal control over financial reporting as of December 31, 2011 using the framework set forth in the report of the Treadway Commission’s Committee of Sponsoring Organizations (“COSO”), “Internal Control — Integrated Framework.”

Based on the foregoing, management has concluded that our internal control over financial reporting was effective as of December 31, 2011. Our independent registered public accounting firm, PricewaterhouseCoopers LLP, has issued an audit report on our internal control over financial reporting, which is included herein.

Changes to Internal Controls

Management has evaluated, with the participation of our Executive Chairman and Chief Financial Officer, whether any changes in our internal control over financial reporting that occurred during our last fiscal year have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. Based on the evaluation we conducted, management has concluded that no such changes have occurred.

ITEM 15T.         CONTROLS AND PROCEDURES
- (Not applicable)

ITEM 16A.        AUDIT COMMITTEE FINANCIAL EXPERT

Our audit committee financial expert is Roderick Chalmers, an independent director. Our other two audit committee members are David F. Jones and James Watkins, who are also independent directors.

ITEM 16B.        CODE OF ETHICS

We have adopted a Code of Ethics that applies to our directors, officers (including our chief executive officer, chief financial officer, chief accounting officer or controller and other persons performing similar functions) and employees. Our Code of Ethics is available on our website at www.corporate.globalsources.com.

During 2011, the Company did not grant any waiver, including any implicit waiver, from any provision of the Code of Ethics to the chief executive officer, chief financial officer, chief accounting officer or controller or other person performing similar functions.

ITEM 16C.        PRINCIPAL ACCOUNTANT FEES AND SERVICES

PricewaterhouseCoopers LLP served as our independent registered public accounting firm from August 2008.

The following table shows the aggregate audit fees, audit-related fees, tax fees and all other fees for the services provided by PricewaterhouseCoopers LLP for 2010 and 2011:

	Year ended December 31,
	2011	2010
Audit fees	$923,350	$959,022
Audit-related fees	14,720	142,459
Total	$938,070	$1,101,481
Tax fees	27,586	27,926
Total fees	$965,656	$1,129,407

Audit fees include fees associated with the review of the Company’s annual financial statements and services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years.

The audit-related fees billed to the Company by PricewaterhouseCoopers LLP for the fiscal year ended December 31, 2010, primarily consisted of professional services in relation to the Company’s implementation of International Financial Reporting Standards as issued by IASB. The audit-related fees for year 2011 were fees for services relating to accounting workshops and training conducted for the Company.

Tax fees for year 2010 for tax compliance, tax advice and tax planning consisted of review of tax returns for five subsidiaries of the Company, filing of quarterly VAT returns for a subsidiary and permissible tax consulting and tax compliance advice. For year 2011 such fees consisted of review of tax returns for six subsidiaries of the Company, filing of quarterly VAT returns for a subsidiary and permissible tax compliance advice.

Audit Committee’s Pre-approval Policies and Procedures

Our Audit Committee nominates and engages our independent registered public accounting firm to audit our financial statements. Our Audit Committee also requires management to obtain the Audit Committee’s approval on a case-by-case basis before engaging our independent registered public accounting firm to provide any audit or permitted non-audit services to us or our subsidiaries.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
- (Not applicable)

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Issuer purchases of equity securities
Period	Total number of shares purchased	Average price paid per share (in U.S. Dollars)	Total number of shares purchased as part of publicly announced plans or programs	Maximum number (or approximate dollar value) of shares that may yet be purchased under the plans or programs
December 1, 2008 to December 31, 2008	6,250,000	8.0	6,250,000	Nil
August 1, 2010 to August 31, 2010	11,121,000	9.0	11,121,000	Nil

On November 21, 2008, we commenced a tender offer for the purchase of up to 6.25 million of our common shares, or approximately 13.4% of our total common shares then outstanding, at a total purchase price of up to $50.0 million or $8.00 per share. The tender and offer expired on December 19, 2008. Our common shares that were properly tendered and not properly withdrawn were greater than the number of shares that we offered to purchase. Consequently, we accepted for purchase on a pro rata basis 6.25 million of the shares properly tendered and not properly withdrawn by shareholders. We are holding the repurchased shares as treasury shares, which are disclosed as such on our balance sheet as of December 31, 2011 and 2010.

On June 30, 2010, we commenced a tender offer for the purchase of up to 11,121,000 of our common shares, or approximately 24.9% of our total outstanding common shares as of April 30, 2010, at a total purchase price of up to $100,089,000 or $9.00 per share. The tender offer expired on July 28, 2010. Our common shares that were properly tendered and not properly withdrawn were greater than the number of shares that we offered to purchase. Consequently, we accepted for purchase on a pro rata basis 11,107,023 and on an “odd lot” basis 13,977 of the shares properly tendered and not properly withdrawn by shareholders. We are holding the repurchased shares as treasury shares, which are disclosed as such on our balance sheet as of December 31, 2011 and 2010.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT - (Not applicable)

ITEM 16G.	CORPORATE GOVERNANCE – (Not applicable)

ITEM 16H.	MINE SAFETY DISCLOSURE – (Not applicable)

PART III

All financial information contained in this document is expressed in United States Dollars, unless otherwise stated.

ITEM 17.	FINANCIAL STATEMENTS
– (Not applicable)

ITEM 18.	FINANCIAL STATEMENTS

As provided in Item 8, the Company has presented its financial statements in accordance with International Financial Reporting Standards as issued by the IASB in lieu of Item 18.

ITEM 19.	EXHIBITS

EXHIBIT INDEX

Exhibit No.	Description
1.1	Memorandum of Association of the Company. *
1.2	Bye-laws of the Company. *
1.3	Amendments to the bye-laws of Global Sources Ltd., as approved at the May 6, 2002 Annual General Meeting of Shareholders. ++
2.1	Specimen Certificate. *
4.2	Form of executive officer employment agreement. *
4.3	Employment Agreement dated November 1, 1999, by and between Trade Media Holdings Limited and Merle Hinrichs. *
4.4	Amendment to Employment Agreement dated January 19, 2000, between Trade Media Holdings Limited and Merle Hinrichs. *
4.5	Employment Agreement dated as of January 29, 2000, by and between LER Corporation and Merle Hinrichs. *
4.6	Form of Restricted Stock Award and Agreement, dated as of January 29, 2000, by and between LER Corporation and Merle Hinrichs. *
4.7	Amendment No.1 to Restricted Stock Award and Agreement dated as of February 29, 2000, by and between LER Corporation and Merle Hinrichs. *
4.18	Form of The Global Sources Employee Equity Compensation Plan No. IV. **
4.19	Form of The Global Sources Employee Equity Compensation Plan No. V. **
4.20	Form of The Global Sources Employee Equity Compensation Plan No. VI. ***
4.21	Form of The Global Sources Employee Equity Compensation Plan No. VII. *****
4.22	Global Sources’ Code of Ethics (updated effective as of July 1, 2009) (approved and adopted by the Board of Directors on July 1, 2009).
4.23	Form of The Global Sources Employee Equity Compensation Plan No. V (Amended). *****
4.24	Placement Agency Agreement dated March 17, 2005, between the Company and W.R. Hambrecht & Co. LLC. #
4.25	Form of Purchase Agreement between the Company and certain purchasers of the common shares. #
4.26	Shenzhen International Chamber of Commerce Tower Subscription Agreement dated July 5, 2004 (English translation). ++++
4.27	Real Estate Sales Contract of Shenzhen (Presale) dated August 31, 2004 (English translation). ++++
4.28	Supplemental Agreement to the Contract on Purchasing Shenzhen International Commercial Chamber Center Premises dated August 31, 2004 (English translation). ++++
4.29	Summary Table of Property Units and Payment Amounts. ++++
4.30	Supplementary Agreement Concerning Alteration of Payment Method dated December 3, 2004 (English translation). ++++
4.31	Sale and Purchase Agreement, dated May 24. 2006, by and between IDG Technology Venture Investment, Inc., Trade Media Holdings Limited and International Data Group, Inc. ~
4.32	Call Option Deed Relating to Shares in HC International, Inc., dated May 24, 2006, between Trade Media Holdings Limited and other parties thereto. ~
4.33	Call Option Deed Relating to Equity Interest in Beijing Huicong International Information Co., Ltd., dated May 24, 2006, between Trade Media Holdings Limited and HC Construction Co., Ltd. ~
4.34	The Global Sources Ltd. Directors Purchase Plan (as of 5 November 2005). +++++
4.35	The Global Sources Equity Compensation (2007) Master Plan. +++++
4.36	The Global Sources Share Grant Award Plan. ++++++
4.37	The Global Sources Retention Share Grant Plan. ++++++
4.38	Sale and Purchase Agreement, dated December 10, 2007, by and between Global Sources Ltd., Trade Media Holdings Limited and IDG Technology Venture Investment III, L.P. +++++++
4.39	The Global Sources Directors Share Grant Award Plan. ++++++++
4.40	Directors Purchase Plan (updated effective as of January 1, 2009). ++++++++
4.41	Real Estate Sales Contracts of Shanghai (For Office Building) and Supplementary Terms (English translation).

Exhibit No.	Description
4.42	Summary Table of Property Units and Payment Amounts.
4.43	The Global Sources Equity Compensation (2007) Master Plan (amended effective as of January 1, 2012). +++++++++
4.44	The Global Sources Retention Share Grant Plan II. +++++++++
8.1	Subsidiaries of Global Sources Ltd.
12.1	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification by the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes – Oxley Act of 2002.
13.2	Certification by the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes–Oxley Act of 2002.
14.1	Consent of Independent Accountants for incorporation of their report filed with Form 6-K into the Company’s previously filed Registration Statements File No. 333-59058 and 333-62132. ****
14.2	Changes in Registrant’s Certifying Accountant. +++
14.3	Letter to the SEC from the Company pursuant to SEC Release No. 33-8070, dated April 9, 2002. ****
14.4
Consent of Independent Accountants for incorporation of their report filed under Form 20-F into the Company’s previously filed Registration Statements File No. 333-104426, 333-59058, 333-138474, 333-114411, 333-154960 and 333-177577.

14.10	Press release dated February 4, 2008 to announce share buyback program ##
14.11	Press release dated February 12, 2009 to announce the bonus share issue by Global Sources Ltd. ###
14.12	Letter to Securities and Exchange Commission from the Company’s previous Independent Registered Public Accountants. ++++++++
___________________

*	Incorporated by reference to Form 20-F Annual Report of Global Sources Ltd. filed with the Securities and Exchange Commission on June 30, 2000.
**	Incorporated by reference to Form 20-F Annual Report of Global Sources Ltd. filed with the Securities and Exchange Commission on April 5, 2001.
***	Incorporated by reference to Form S-8 Registration Statement filed with the Securities and Exchange Commission on June 1, 2001.
****	Incorporated by reference to Form 6-K filed with the Securities and Exchange Commission on April 25, 2002.
~
Incorporated by reference to Form 20-F Annual Report of Global Sources Ltd. filed with the Securities and Exchange Commission on June 12, 2006 and confidential treatment requested (the confidential portions of such exhibits have been omitted and filed separately with the Securities and Exchange Commission)

*****	Incorporated by reference to Form S-8 Registration Statement filed with the Securities and Exchange Commission on April 10, 2003.
+	Incorporated by reference to Form 20-F Annual Report of Global Sources Ltd. filed with the Securities and Exchange Commission on April 30, 2002.
++	Incorporated by reference to Form 6-K filed with the Securities and Exchange Commission on May 6, 2002.
+++	Incorporated by reference to Form 6-K filed with the Securities and Exchange Commission on August 13, 2002.
++++	Incorporated by reference to Form 20-F Annual Report of Global Sources Ltd. filed with the Securities and Exchange Commission on May 13, 2005.
+++++	Incorporated by reference to Form S-8 Registration Statement filed with the Securities and Exchange Commission on November 7, 2006.
++++++	Incorporated by reference to Form 20-F Annual Report of Global Sources Ltd. filed with the Securities and Exchange Commission on June 28, 2007.

+++++++	Incorporated by reference to Form 20-F Annual Report of Global Sources Ltd. filed with the Securities and Exchange Commission on June 25, 2008.
++++++++	Incorporated by reference to Form 20-F Annual Report of Global Sources Ltd. filed with the Securities and Exchange Commission on June 26, 2009.
+++++++++	Incorporated by reference to Form 6-K filed with the Securities and Exchange Commission on March 29, 2012.
#	Incorporated by reference to Form 6-K filed with the Securities and Exchange Commission on March 21, 2005.
##	Incorporated by reference to Form 6-K filed with the Securities and Exchange Commission on February 5, 2008.
###	Incorporated by reference to Form 6-K filed with the Securities and Exchange Commission on February 12, 2009.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

GLOBAL SOURCES LTD. By: /s/ Connie Lai Connie Lai, Chief Financial Officer

Date:  April 26, 2012