Form 20-F
GLOBAL SOURCES LTD /BERMUDA
filed 2013-04-26
CIK 1110650

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 20-F

(Mark One)
[ ]	Registration Statement Pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934
OR
[ X ]	Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2012.
OR
[ ]	Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
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

34,069,363 common shares, $0.01 par value, outstanding as of December 31, 2012.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act

Yes         ____                              No                  x

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Yes         ____                              No                  x

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

Yes            x                                 No               ____

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes         ____                              No               ____

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer     ____                                                      Accelerated filer        x                                              Non-accelerated filer     ____

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

Item 17               ____                        Item 18               ____

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act)

Yes         ____                              No                  x

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

Yes         ____                              No               ____

TABLE OF CONTENTS

GENERAL INFORMATION

Page

PART I

PART II

PART III

ITEM 17.	FINANCIAL STATEMENTS	124
ITEM 18.	FINANCIAL STATEMENTS	124
ITEM 19.	EXHIBITS	125

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

These risks include:

•	customer satisfaction and quality issues;

•	competition;

•	our ability to achieve and execute internal business plans;

•	worldwide political instability and economic downturns and inflation, including any weakness in the economic and political conditions of countries in the Asia-Pacific region, including China; and

•	 other factors described herein under “Risk Factors.”

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

In accordance with rule amendments adopted by the U.S. Securities Exchange Commission (the "SEC”), which became effective on March 4, 2008, we do not provide a reconciliation to U.S. GAAP. Furthermore, pursuant to the transitional relief granted by the SEC in respect of the first-time adoption of IFRS, we have only provided financial information for four fiscal years ended December 31, 2012, December 31, 2011, December 31, 2010 and December 31, 2009 in this Annual Report as presented under IFRS.

All financial information contained herein is expressed in United States Dollars, unless otherwise stated.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS – (Not applicable)

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE – (Not applicable)

ITEM 3.	KEY INFORMATION

Selected Financial Data

The following tables present the selected historical financial data of our company as of and for each of the years in the four-year period ended December 31, 2012. The selected financial information as of and for the years ended December 31, 2012, 2011 and 2010 set forth below are derived from, should be read in conjunction with, and are qualified in their entirety by reference to, the section entitled “Operating and Financial Review and Prospects” and our audited consolidated financial statements and related notes, which are included elsewhere in this document. The consolidated statements of income data for each of the three years ended December 31, 2012, 2011 and 2010 and selected consolidated balance sheet data as of December 31, 2012 and 2011 are derived from, and qualified by reference to, our audited consolidated financial statements included elsewhere in this document. The consolidated statement of income data for the year ended December 31, 2009 and the selected consolidated balance sheet data as of December 31, 2010 and 2009 are derived from our audited financial statements not included in this document.

As disclosed above under “Special Note on Our Financial Information In This Annual Report”, our consolidated financial statements as of and for the years ended December 31, 2012, 2011, 2010 and 2009 have been prepared and presented in accordance with IFRS, as issued by the International Accounting Standards Board.

	Year ended December 31,
	2012	2011	2010	2009
	(In U.S. Dollars Thousands, Except Number of Shares and per Share Data)
Income Statement Data:
Revenue
Online and other media services	$136,101	$141,475	$122,203	$113,775
Exhibitions	88,782	77,973	69,450	55,147
Miscellaneous	6,857	5,617	4,996	3,985
	231,740	225,065	196,649	172,907
Operating Expenses:
Sales (Note 1)	80,354	81,363	71,923	63,740
Event production	26,250	24,637	21,875	18,385
Community and content (Note 1)	32,696	34,078	31,923	34,524
General and administrative (Note 1)	44,281	40,660	33,463	30,045
Information and technology (Note 1)	13,188	12,607	11,839	11,784
Total Operating Expenses	196,769	193,345	171,023	158,478
Profit from Operations	34,971	31,720	25,626	14,429
Interest income	1,044	360	510	981
Share of loss of associate	(24)	-	-	-
Gain on sale of available-for-sale securities	-	-	1,223	-
Impairment loss on investment in associate	(302)	-	-	-
Profit before income taxes	35,689	32,080	27,359	15,410
Income tax expense	(2,744)	(1,613)	(1,117)	(498)
Net profit	32,945	30,467	26,242	14,912
Net profit attributable to non-controlling interests	(739)	(991)	(991)	(618)

Net profit attributable to the Company’s shareholders	$32,206	$29,476	$25,251	$14,294
Basic net profit per share attributable to the Company’s shareholders	$0.95	$0.87	$0.63	$0.32
Diluted net profit per share attributable to the Company’s shareholders	$0.90	$0.83	$0.61	$0.31
Cash dividends declared per share	-	-	-	-
Shares used in basic net profit per share calculations	34,017,730	33,742,648	40,283,874	44,546,226
Shares used in diluted net profit per share calculations	35,742,495	35,385,218	41,693,616	45,751,437

	As at December 31,
	2012	2011	2010	2009
	(In U.S. Dollars Thousands Except Number of Shares)
Balance Sheet Data:
Cash and cash equivalents	$104,631	$81,903	$101,298	$91,553
Financial assets, available-for-sale	$7,472	$13,250	$-	$6,423
Total assets (Note 2)	$311,169	$276,330	$225,703	$271,593
Net assets	$177,312	$138,554	$102,460	$171,581
Long-term debt, less current portion	$15,152	$9,800	$8,107	$4,107
Total Company shareholders’ equity (Note 2)	$165,920	$129,673	$94,295	$164,067
Common share capital	$521	$518	$516	$514
Common shares outstanding (Note 2)	34,069,363	33,793,948	33,573,540	44,552,642
__________________

(Note 1)
Non-cash compensation expenses associated with the employee and non-employee equity compensation plans, Global Sources Directors Share Grant Award Plan included under various categories of expenses are approximately as follows: sales expenses: $565 (2011: $737; 2010: $545; 2009: $691), community and content: $70 (2011: $234; 2010: $284; 2009: $228), general and administrative: $1,524 (2011: $1,528; 2010: $1,089; 2009: $556), and information and technology expenses: $250 (2011: $278; 2010: $269; 2009: $263).

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

In 2012, we derived approximately 94% of our revenues from customers in the Greater China region. We expect that a majority of our future revenues will continue to be generated from customers in this region. At the time of the Asian economic crisis of 1997 and 1998, and the global financial crisis of 2008 and 2009, our revenues and operating results were adversely affected, and our sales declined. Future reductions in trade between Greater China and the world may cause our business to be harmed and our revenues to decrease.

The mainland China market is key to our current and future success and political instability in this market could seriously harm our business and reduce our revenue.

Our customers in mainland China accounted for approximately 82% of our total revenues in 2012. Our dependence on revenue from the mainland China market is significant, and adverse political, legal or economic changes in mainland China may harm our business and cause our revenues to decline.

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

Mainland China is the largest supplier of consumer products to the world. Our actual and potential customers are mainly suppliers who are based in mainland China. Should mainland China manufacturers’ production costs go up substantially (for example, due to the further appreciation of the Chinese Renminbi (“RMB”), wage and product input price inflation, reduced export rebates and new environmental or labor regulations), products from mainland China may become less competitive on price versus other supply markets. There is also increasing competition from alternative cheaper emerging supply markets in the Asia-Pacific region, such as Vietnam and Indonesia. If products from mainland China become less competitive on price, buyers may shift their production sources or supply sources to other cheaper alternative markets or even bring their production in-house or to their own home countries, which would likely in turn have a negative impact on the demand in mainland China for our various export-focused media and marketing services.

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

Our industry is intensely competitive, particularly in the online space, which is becoming increasingly crowded with new market participants. Barriers to entry are minimal, and competitors are able to launch new websites and other media at a low cost. We constantly face threats from competition, including from non-traditional competitors and new forms of media. We compete for our share of customers’ marketing and advertising budgets with other online marketplaces, trade publications and trade shows. Competitors vary in size, geographic scope, industries served and breadth of the products and services offered. We may encounter competition from companies which offer more comprehensive content, services, functionality and/or lower prices. We may also encounter competition from companies offering software services and e-commerce transactional platforms.

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

In the past years, global business-to-business print advertising has significantly declined which has led to a decrease in our print advertising revenue. Print advertising is generally facing many challenges and may continue to decline and not recover. The growth in alternative forms of media, such as the internet, has increased the competition for advertising dollars, which in turn could reduce the levels of expenditures for magazine advertising or suppress magazine advertising rates. Our customers may decide to use less print advertising as part of their overall marketing campaigns and the rates we charge for print advertising may decline, thereby adversely affecting our revenue.

Digital magazines may not become widely adopted and this may have an adverse effect on our competitive position.

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

We derived approximately 51% of our revenue from Internet-related services in 2012 and poor performance or failures of the telecommunications and internet infrastructure anywhere in the world could negatively impact our business.

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

There are various factors that could adversely affect our ability to operate our China Sourcing Fair trade show businesses successfully and profitably.

We expect that a significant portion of our future revenues will continue to be derived from our trade show business and in 2013 we are scheduled to hold nearly 50 trade shows. Our China Sourcing Fairs attract exhibitors from Greater China and the rest of Asia, and attendees from all over the world, and represent the great majority of our trade show business.

In 2012, a majority of our exhibitions revenue was derived from our China Sourcing Fairs, which contributed substantially to our success. The first China Sourcing Fair was held in Shanghai (China) in 2003, and the first of our series of China Sourcing Fairs in Hong Kong (China) was launched in April 2006. Our China Sourcing Fairs have since been expanded to Dubai (United Arab Emirates), Delhi (India), Johannesburg (South Africa), Miami (the United States) and Sao Paulo (Brazil).

Our China Sourcing Fairs may continue to be expanded into new categories and locations and we are uncertain as to our ability to attract and retain the quality and quantity of exhibitors and buyers that would enable such new trade show initiatives to be successful.

Also, because of the complexities, competition and uncertainties associated with the expansion of our shows into new categories and locations, we may not achieve our desired sales objectives. Furthermore, in order to implement our trade show growth strategy and/or to cope with the scope or speed of expansion of our trade shows, our management, personnel and other resources may be strained and/or we may have to continue hiring additional personnel and incurring additional expenditures. In addition, our new or expanded trade show initiatives may erode the customer base of our own other pre-existing trade shows. If we are unable or fail to manage these issues and execute the operations appropriately and effectively, it would jeopardize our ability to be successful in the trade show business and adversely affect our financial condition.

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

Our China Sourcing Fairs businesses also require us to make substantial non-refundable deposits and progress payments to secure desirable venues and dates far in advance of conducting the trade show. The market for desirable dates and locations is often highly competitive and critical to the success of the show. If we cannot secure desirable dates and locations for our trade shows, their profitability and future prospects would suffer, and our financial condition and operating results would be materially and adversely affected.

Several other factors could also negatively affect our financial performance in this business, including:

•	natural catastrophes, labor strikes and transportation shutdowns;

•	the spread of H1N1, avian influenza, SARS and other similar epidemics;

•	political instability and the threat of terrorist attacks;

•	conflicting and/or changing legal and regulatory requirements;

•	changing and/or adverse governmental policies and actions;

•	decrease in demand for booth space;

•	we may not always be able to obtain the required trade show licenses (where applicable), which may limit the number of trade shows we are able to hold;

•	our sales representative companies’ inability to effectively expand their staff and infrastructure;

•	inability to renew our venue contracts on favorable terms or at desired times;

•	a slowdown in product demand from outlet markets; and

•	sudden closure of event venue site due to unforeseen circumstances.

In view of the various risks outlined above, we can give no assurances that our operation of the trade show business will be instrumental to our success or that our financial condition will not be adversely affected.

Our China Sourcing Fairs in Hong Kong face various competitive threats that may adversely affect their success, profitability and viability.

There are substantial and long-established trade shows in Hong Kong and southern mainland China which compete with our China Sourcing Fairs in Hong Kong, and which now have access to expanded venue space. Many of these competing trade show events and/or venues are owned and/or organized by, and/or sponsored, funded, endorsed and/or otherwise strongly supported by, governmental or statutory bodies, who may continue to further develop and/or expand such trade show events and/or venues in competition with ours or engage in other competitive actions. For example, the Hong Kong Trade Development Council (“HKTDC”), a government-subvented statutory body and the largest trade show organizer in Hong Kong, competes aggressively with our China Sourcing Fairs at the AsiaWorld-Expo exhibition venue in Hong Kong. The HKTDC is also a co-owner of the Hong Kong Convention and Exhibition Centre (“HKCEC”), and is able to secure and has secured most of the favorable exhibition venue time-slots at the HKCEC for the HKTDC’s own trade shows. The HKCEC was recently expanded, and the HKTDC and the HKCEC (as well as other exhibition organizers and trade associations) have from time to time been pressing the Hong Kong government to consider supporting a further expansion (“Phase 3”) of the HKCEC. There have also been some industry and political pressures for more large-scale convention and exhibition centers to be built in Hong Kong. As a result of such developments, and especially if HKCEC Phase 3 proceeds or other exhibition venues are built, our overall competitiveness may be harmed, we may not be able to attract the desired quantity and quality of exhibitors and buyers to our trade shows, and the viability of our trade show business may be jeopardized.

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

In addition, in June 2012, the Hong Kong government adopted a competition law that prohibits any agreement or concerted practice amongst undertakings, or any conduct by an undertaking with a substantial degree of market power, that has the object or effect of preventing, distorting or restricting competition in Hong Kong. This new competition law would apply to private enterprises, but at the same time all Hong Kong statutory bodies (such as the HKTDC) would be excluded from the application of the new competition law, unless Hong Kong’s Chief Executive-in-Council specifies, through subsequent regulations, which statutory bodies are not to be exempted. During the Hong Kong Legislative Council’s debate concerning this new law, the Hong Kong government indicated that the HKTDC would not be one of the “non-exempted” statutory bodies covered by any such regulation to be made by Hong Kong’s Chief Executive-in-Council. If so, this means that while we will have to comply with the Hong Kong competition law regime, the HKTDC need not, thereby resulting in an uneven playing field that could jeopardize the competitiveness and viability of our trade show business in Hong Kong.

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

We are regularly evaluating potential strategic acquisitions, joint ventures, alliances or other investments, or other opportunities for growth. We believe that these are key components of our business strategy. However, we may not be successful in identifying such opportunities, or we may not be able to negotiate satisfactory terms or consummate them successfully, or we may not have sufficient access to capital to enter into or to take advantage of them. In these circumstances, our growth potential, competitiveness and/or business success, and therefore our financial condition, may be harmed.

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

We have agreements with various independent sales representative companies, whom we rely heavily upon for the sales and marketing of our products and services. Seven main sales representative companies in mainland China are responsible for approximately 75% of our total revenues for the year ended December 31, 2012. These independent sales representatives collect cash from our customers on our behalf and deposit such collections into designated bank accounts owned by them whereby, for managing the credit risks, our senior employees are the authorized signatories to withdraw cash from such bank accounts in China. Generally, either we or the sales representative companies may terminate the service agreement between them and us upon short notice. It is possible that we may not retain some of our sales representative companies, or they may not retain some of their sales personnel (due to competition from other companies in hiring and retaining sales personnel) or be able to replace them with equally qualified personnel. Furthermore, if a sales representative company terminates its agreement with us, some of our customers with a direct relationship with that sales representative company or its personnel may terminate their relationship with us. Although these sales representative companies and their employees are independent from us, there can be no assurance that our reputation and our business, and our financial condition, will not be harmed by their acts or omissions. If sufficient numbers of employees are not recruited, or properly trained, integrated, motivated, retained and managed, by these sales representative companies, or if they or their employees perform poorly or fraudulently, or otherwise fail to perform their roles and responsibilities adequately, appropriately or as required, or if our relationships with these sales representative companies fail or deteriorate or we are otherwise unable or unsuccessful in effectively managing our relationship with them, our business and revenues may be harmed. In addition, although we have long standing relationships with a majority of these independent sales representatives, for whom there is no recent history of default in transferring client payments received by them to us, if any of these sales representatives go bankrupt or otherwise fail to transfer such moneys to our own bank accounts, we could be exposed to credit risk.

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

We have various media properties serving the mainland China domestic market and we intend to grow this, in particular by adding online services and trade shows. We are generally less competitive in this market than the export market and may not be successful. Competition is intense and price points tend to be very low, which may adversely affect the success of our plans to expand into the mainland China domestic business-to-business market.

We could be subject to additional income tax liabilities.

We are subject to income taxes in numerous jurisdictions. Significant judgment is required in evaluating our worldwide provision for income taxes. During the ordinary course of business, there are many transactions for which the ultimate tax determination is uncertain. For example, our effective tax rates could be adversely affected by earnings being lower than anticipated in countries where we have lower statutory rates and higher than anticipated in countries where we have higher statutory rates; by changes in the valuation of our deferred tax assets and liabilities; or by changes in the relevant tax, accounting and other laws, regulations, principles and interpretations. We are subject to potential or actual tax reviews in various jurisdictions, and such jurisdictions may assess additional income tax against us. Although we believe our tax estimates are reasonable, the final determination of such tax audits and any related litigation could be materially different from our historical income tax provisions and accruals. The results of a tax audit or related litigation could have a material adverse effect on our operating results or cash flows.

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

We own commercial properties in Shenzhen’s new commercial business district, which are equivalent in standard to “Grade A” private office premises in Hong Kong (“Grade A” private office premises in Hong Kong are defined by the Hong Kong Rating and Valuation Department and generally understood by the Hong Kong property market to mean premises situated in buildings designed for commercial purposes which are modern with high quality finishes; have a flexible layout; have large floor plates; have spacious, well decorated lobbies and circulation areas; have effective central air-conditioning; have good lift services zoned for passengers and goods deliveries; have professional management; and have parking facilities normally available). In addition, we own commercial properties in Hong Kong and Shanghai.

The total carrying amount of our Shenzhen, Shanghai and Hong Kong properties was approximately $122.8 million, and their total market value was approximately $219.7 million as of December 31, 2012. However, real estate markets are cyclical and valuation year-on-year is uncertain, given global- and country-specific demand and supply drivers. As a result, we may not be able to recover the carrying value of our properties, which may require us to recognize an impairment charge in future earnings.

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

There may be various control, enforceability, legal and/or regulatory risks associated with the holding structure for one of our mainland China subsidiaries.

In April 2011, our subsidiary, eMedia Asia Limited (“eMedia Asia”), acquired the print and online businesses of EDN-Asia, EDN-China and certain other associated titles from the United Business Media group.

The EDN-China online business involved a mainland China domestic online website, and was operated through a mainland China company, Beijing EDN Advertising Production Co., Ltd. (“Beijing EDN”). Following a recent restructuring, the EDN-China online business essentially is no longer operated through Beijing EDN; however, we continue to consolidate Beijing EDN as a group subsidiary, so the associated historical risks and on-going holding structure risks in respect of Beijing EDN as described below could still remain.

As the laws and/or regulations of the People’s Republic of China (“PRC”) prohibit and/or restrict foreign investments in mainland China internet information businesses, eMedia Asia does not have any direct equity ownership interest in Beijing EDN (which has an internet content provider license that is required for the operation of a mainland China domestic online website). Instead, the holding structure of the EDN-China business depends upon nominee and other related contractual arrangements involving mainland China individuals who have agreed to act as eMedia Asia’s nominee shareholders of Beijing EDN (“nominees”).

These arrangements may not be very effective in providing direct operational control or direct ownership of Beijing EDN and its operations or business. Moreover, if our relationships with the nominees were to break down, they may act contrary to our interests, and the arrangements concerned may be difficult to legally enforce.

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

Should our directors or officers incur personal liabilities in connection with the performance of their duties, such liabilities could be substantial. Our insurance coverage for such directors’ or officers’ liabilities may be inadequate, and we may have to indemnify them (if, and to the extent, applicable and permissible) out of our own funds.

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

We are required to test goodwill for impairment at least annually and to review our amortizable intangible assets for impairment whenever events or changes in circumstance indicate that the carrying amounts may not be recoverable. The carrying amounts of goodwill and intangible assets as of December 31, 2012 were approximately $7.5 million and $25.6 million respectively. During the year ended December 31, 2012, we recorded an impairment charge of $1.4 million on goodwill relating to one of our investments relating to our EDN-Asia/EDN-China online and other media services business. Significant adverse changes in the business climate, or economic, competitive and other factors, may affect the value of goodwill and identifiable intangible assets. If any of these factors impair the value of these assets, accounting rules would require that we reduce their carrying value and recognize an impairment charge, which would reduce our reported assets and earnings in the year in which the impairment charge is recognized.

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

We typically experience seasonal quarter-to-quarter fluctuations in our revenue. Currently, most of our largest trade shows are expected to be held in the second quarter and fourth quarter of each year. The net result of the above seasonality is that second and fourth quarter revenues are likely to be substantially higher than the first and third quarter revenues. In 2012, approximately 29% of our revenue was generated during the second quarter and approximately 29% during the fourth quarter. The first quarter accounted for approximately 17% of our revenue in 2012 and the third quarter accounted for approximately 25% of our revenue in 2012. In addition, certain expenses associated with future revenues are likely to be incurred in the preceding quarters, which may cause profitability to be lower in those preceding quarters. Also, because event revenue is recognized when a particular event is held, we may also experience fluctuations in quarterly revenue based on the movement of annual trade show dates from one quarter to another. As a result of seasonal fluctuations in our quarterly operating results, we may fail to meet analyst, investor and shareholder expectations.

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

As of February 28, 2013, we had approximately 923 registered shareholders, and a total of 34,383,232 outstanding common shares, out of which approximately 14,119,649 outstanding common shares were tradable on the NASDAQ Global Market (“NASDAQ”).

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

Sales of common shares by our major shareholders could adversely affect the prevailing market price of the common shares. As of February 28, 2013, we had 34,383,232 common shares outstanding, out of which at least 15,331,230 common shares outstanding are beneficially owned by people who may be deemed “affiliates”, as defined by Rule 405 of the Act. Of these 15,331,230 shares, 14,525,320 shares are “restricted securities” which can be resold in the public market only if registered with the Securities and Exchange Commission or pursuant to an exemption from registration.

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

Merle A. Hinrich, our Executive Chairman, is also our major shareholder and he may take actions that conflict with your interest.

As of February 28, 2013, Merle A. Hinrich beneficially owned approximately 42.97% of our outstanding common shares. He is also our Executive Chairman. Accordingly, Mr. Hinrich has substantial voting influence over the election of our directors, the appointment of new management and the opposition of actions requiring shareholder approval, such as adopting amendments to our articles of incorporation and approving mergers or sales of all or substantially all of our assets. Such concentration of ownership and substantial voting influence may have the effect of delaying or preventing a change of control, even if a change of control is in the best interest of all shareholders. There may be instances in which the interest of our major shareholder may conflict or be perceived as being in conflict with the interest of a holder of our securities or the interest of the company.

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

Our capital expenditures during the years ended December 31, 2012, 2011 and 2010 amounted to $1.4 million, $56.7 million and $2.5 million, respectively. For 2012, such expenditures were incurred mainly for purchase of computers, software, office equipment and leasehold improvements. For 2011, such expenditures were incurred mainly for purchase of office premises in mainland China, leasehold improvements, office furniture, computers and software. For 2010, such expenditures were incurred mainly on computers, software, leasehold improvements and office furniture. Our capital expenditures were financed using cash generated from our operations. The net book value of capital assets disposed and written off during the years ended December 31, 2012, 2011 and 2010 amounted to $0.048 million, $0.029 million and $0.002 million respectively.

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

Buyers rely on our media to find products and suppliers, and to stay current with supply market conditions. Suppliers use our media to find new buyers and markets for their products. We believe we offer the most extensive range of media and export marketing services in the industries we serve. Suppliers using our three primary channels – online marketplaces, print magazines and trade shows – are supported by our advertising creative services, education programs and online content management applications.

We have a significant presence across a number of industry sectors including electronics, fashion accessories, hardware and gifts. We are particularly strong in facilitating China’s two-way trade of electronics, one of China’s largest import and export sectors.

As of December 31, 2012, more than 250,000 suppliers are listed on Global Sources Online and we serve a buyer community of over 1,000,000 active members in more than 200 countries and territories.

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

The following table sets forth our revenue by category for the last three fiscal years:

	Year Ended December 31,
	2012	2011	2010
	(In U.S. Dollars Thousands)
Revenues
Online and other media services	$136,101	$141,475	$122,203
Exhibitions	88,782	77,973	69,450
Miscellaneous	6,857	5,617	4,996
	$231,740	$225,065	$196,649

The following table sets forth our revenue by geographical area for the last three fiscal years:

	Year Ended December 31,
	2012	2011	2010
	(In U.S. Dollars Thousands)
Revenues
China	$189,648	$177,563	$148,418
Rest of Asia	35,603	40,011	41,228
United States	5,706	6,455	5,947
Europe	531	695	382
Others	252	341	674
	$231,740	$225,065	$196,649

We currently generate the majority of our revenue from suppliers in Asia, with China being our largest market at approximately 82% of total revenue during 2012. Our revenue is derived from two primary sources:

Online and other media services. This consists of the following two primary revenue streams:

•
Online Services - Our primary service is creating and hosting marketing websites that present suppliers’ product and company information in a consistent and easily searchable manner on Global Sources Online. We also offer banner ads and publish digital magazines.

•
Other Media Services - We publish printed trade magazines, which consist primarily of advertisements from suppliers and our independent editorial reports and product surveys. We also derive a small amount of revenue from buyers that subscribe to our trade magazines and from marketing services provided to suppliers.

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

The Role of Media in Global Trade

In global trade, media plays a key role in helping suppliers and buyers find, connect and transact with each other. To facilitate this, media companies provide three major offerings: online marketplaces, trade publications and trade shows.

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

Most suppliers frequently introduce new products and actively seek new buyers and markets through the use of media. Their objective is to make sure their products are seen by as many potential buyers as possible, and sold to buyers that will provide them the best price and the right order size. Suppliers select media based on the number and quality of buyers reached, and on the reputation of the medium and its cost. Also, particularly in Greater China, creative services for advertising design and English language copywriting play a significant role in media selection.  Suppliers measure the return on their promotional investments by the quantity and quality of sales leads, or Requests For Information (“RFIs”), that they receive, by the branding or competitive differentiation achieved, and where possible, by the actual orders generated.

Operators of online marketplaces generate most of their business from selling marketing services to suppliers, such as publishing and hosting a supplier’s website and product catalog, and from advertising. Online marketplaces have the advantages of content depth and timeliness and provide a venue where suppliers can make detailed product and company information accessible to buyers.

Trade show organizers generate most of their business from selling booth space to suppliers. Trade shows play a unique role in the sales process since they allow sellers to make face-to-face presentations to buyers and to negotiate and take orders at the booths. In international trade, face-to-face interaction is viewed as vital by many buyers and is something that cannot be accomplished by online or print media.

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

Media for Buyers Worldwide

Online Services

Through Global Sources Online, our online marketplace and primary source of online revenue, buyers are able to identify, shortlist and make inquiries to suppliers. Our primary source of revenue is from suppliers who pay for marketing websites. Each marketing website is comprised of a home page, a company profile and a virtual showroom containing product profile pages of the supplier’s products. Each product profile page contains detailed product information, specifications and full color images.

Buyers can reach a large potential supply base on Global Sources Online by searching among, and/or making inquiries to approximately 250,000 suppliers. Suppliers are categorized as verified or unverified.

Trade Shows

Our largest shows are our China Sourcing Fairs which are held in Hong Kong each spring and fall. These shows bring buyers from around the world to meet face-to-face with suppliers. In recent years, we have added various smaller versions of these shows in locations including Dubai (United Arab Emirates), Mumbai (India) (to be relocated to New Delhi in 2013), Miami (the United States), Johannesburg (South Africa), and Sao Paulo (Brazil).

Trade Publications

We publish 18 industry-specific Global Sources trade magazines. Our trade magazines come in print and digital formats and contain paid advertisements from suppliers, as well as our independent editorial features, which include market reports, product galleries and surveys. Print copies are available with paid subscription, and we provide magazines free-of-charge to qualified buyers through the mail and at our trade shows. Digital copies can be downloaded from our website and direct mailings for free, and/or sent to buyers each month.

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

Sourcing Reports

We currently have more than 70 different Sourcing Reports for sale. Each Sourcing Report provides detailed, product-specific information on suppliers and supply market conditions throughout Greater China and Asia that is gathered through face-to-face, phone and email interviews with senior management at factories. Revenue is derived from sales to buyers.

Media for Engineers and Executives in Asia

In addition to our primary media, which connect export suppliers in Asia with buyers worldwide, we are a leading provider of information to electronics engineers and executives within Asia. For this segment of our business, we have 11 online and 6 print media, the International IC show, the China International Optoelectronics Expo, and several other conferences and events.

Mission and Business Strategy

Mission

Global Sources’ mission is to connect global buyers and suppliers by providing the right information, at the right time, in the right format.

Our key business objective is to be the preferred provider of content, services, and integrated marketing solutions that enable our customers to achieve a competitive advantage.

Business Strategy

Our primary target market is comprised of professional small, medium and large-sized buyers and suppliers. Moreover, our focus is on verified suppliers and verified buyers. Our business strategy is to serve our markets with online, print and trade show media that address our customers’ needs at all stages of the buying process.

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

Trade Shows & Exhibitions currently scheduled for 2013. Note: CSF represents China Sourcing Fair; ISF represents India Sourcing Fair; and KSF represents Korea Sourcing Fair, each indicating the country of origin of most of the exhibitors.

Location	Hong Kong		Dubai	Miami	Sao Paulo	Johannesburg	New Delhi
Show Dates	Apr 12-15, 19-22, 27-30	Oct 12-15, 19-22, 27-30	May 28-30	Jun 25-27	Sept 8-10	Nov 7-9	Dec 5-7
CSF: Electronics & Components	●	●					●
CSF: Electronics			●	●	●	●
CSF: Security Products	●	●
CSF: Solar & Energy Savings Products	●	●				●
CSF: Gifts & Premiums	●	●	●	●	●	●
CSF: Home Products	●	●	●	●		●	●
CSF: Baby & Children's Products		●
CSF: Christmas & Seasonal Products	●	●
CSF: Fashion Accessories	●	●		●		●
CSF: Underwear & Swimwear	●	●
CSF: Garments & Textiles	●	●		●	●	●
CSF: Hardware & Building Materials			●		●	●	●
ISF: Garments & Accessories	●	●
KSF: Gifts & Premiums	●
KSF: Electronics & Components	●	●
Total (by show period)	12	12	4	5	4	7	3
Total (by location)	24		4	5	4	7	3
Total Shows:	47

Media for Buyers in China

Online Services

China Global Sources Online. (www.globalsources.com.cn) is designed to facilitate China domestic B2B trade.

Trade Shows and Exhibitions for buyers in China

Trade Shows / Exhibitions	Description, Scheduled Date and Location
Highly targeted exhibition, offering local China buyers, international buyers and their purchasing offices in China a wide selection of electronics from suppliers in Greater China.
Global Sourcing Fair: Electronics & Components	August 27 - 29, 2013 in Shenzhen
FashionSZshow (formerly known as China (Shenzhen) International Brand Clothing & Accessories Fair)	China international fashion brand fair featuring men’s and women’s clothing and accessories. July 11 - 13, 2013 in Shenzhen.

Media for Asian Engineers and Executives

Online Services

Website	Description
EE Times – Asia Online Network
  •  Provides industry news, new product information and technical features covering new technology and its application to engineering managers and design engineers in China, Taiwan, India and countries in the
      Association of Southeast Asian Nations (“ASEAN”); websites in traditional and simplified Chinese, and
      English.

EDN – Asia Online Network
  •  Provides in-depth technical content including technology articles, product news and special reports to design engineers and engineering managers in China, Taiwan, South Korea, India and ASEAN countries;
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

DatasheetsChina.com
  •  The world’s largest IC and electronic components online datasheet database, providing engineers and purchasing managers with normalized data for 250 million parts from over 10,000 suppliers worldwide.

Website	Description
eeWeibo
  •  The first social networking app tailored for China’s electronics industry professionals; uses real-time algorithm to filter Sina Weibo posts and deliver only relevant electronics-related posts to users.

Trade Shows

Trade Shows	Description
International IC-China Conference & Exhibition (IIC-China)
•  China’s largest system design event showcasing new IC technologies and the latest application methodology.

•  2012 event was held on February 23-25 in Shenzhen, China’s key technology hub, featuring leading semiconductor companies such as Analog Devices, Fairchild, Freescale and Silicon Labs.

•  2013 event was held on February 28-March 1 in Shenzhen, with conferences on Smartphone & Tablet
    Design, Power, Connectivity, Test & Measurement, IC Supply Chain, and Smart Home & Surveillance.

China International Optoelectronic Exposition (“CIOE”)
•  China's largest optoelectronics event established in 1999 and held annually in Shenzhen

•  Covers all optoelectronics segments including laser and infrared applications, precision optics, optical communications and LEDs.

•  2012 event hosted 3,100 exhibitors and 73,200 visitors, breaking records in both aspects.

•  CIOE 2013 will be held at Shenzhen Convention and Exhibition Center, September 4 to 7, 2013. To mark the show’s 15th anniversary, a series of gala events focusing on celebration of the industry’s achievement are planned.

EDN-Asia seminars
•  A series of one-day seminars held in Singapore, Malaysia, Taiwan and China.

•  Topics covered include Embedded Systems Design, Power, Test & Measurement, Connectivity, MCU,
    Smart Grid, Industrial Control and Automotive Electronics.

Magazines

Magazine	Description
EE Times - Asia	• Editions published monthly in simplified and traditional Chinese; provides engineering managers and design engineers in China and with innovative design ideas and in-depth technology analysis.
EDN - Asia
   •  Editions published monthly in simplified and traditional Chinese; provides engineers in China and Taiwan with in-depth technical content including technology articles, product news and special reports.

Electronics Supply & Manufacturing - China	• Published monthly in simplified Chinese; provides corporate, engineering and procurement management in China with strategic business and technology information.

Customers

We provide services to a broad range of international buyers and suppliers in various industry sectors.

Suppliers

During 2012, 29,606 suppliers paid us for marketing or advertising services compared to 25,541 during 2011. Approximately 89% of these suppliers were located in mainland China. No individual supplier customer represented more than 1% of our revenue during 2012.

Buyers

For our primary group of media, which connect export suppliers in Asia with buyers worldwide, we serve a community of more than 1,000,000 active members in more than 200 countries and territories. This figure is based on procedures to ensure that only buyers who have received a Global Sources digital magazine or print magazine; or attended a China or Global Sourcing Fair tradeshow organized by Global Sources; or who have made an inquiry through the Global Sources Online website (www.globalsources.com) within the 12-month period ended December 31, 2012; or subscribed and double opted-in to receive product alert e-mail updates from Global Sources Online as of December 31, 2012 are extracted from the databases.

We have developed our services primarily for retailers, distributors and manufacturers who import in volume for resale. Although we serve a wide range of small, medium and large-sized buyers, we put extra emphasis on serving senior executives with large import buying power. Also, we believe a significant portion of our buyer community are owners, partners, presidents, vice presidents, general managers or directors of their respective companies.

Sales and Marketing

Our team member sales organization consists of approximately 2,300 independent representatives in approximately 60 cities worldwide, with more than 40 of these locations in Greater China. We have a staff of 143 full-time employees that oversee and monitor the independent sales representative organizations that employ these representatives. These organizations operate pursuant to service agreements with us that generally are terminable by either party on short notice. These representatives focus on developing and maintaining relationships with suppliers that are current customers and they seek to increase the number of new suppliers using our services.  Substantially all of our contracts with suppliers are entered into directly between the supplier and us.  Revenue for trade shows is quite seasonal as it is recognized in the month in which each show is held. Currently, most of our largest trade shows are expected to be held in the second quarter and fourth quarter of each year. The net result of the above seasonality is that second and fourth quarter revenues are likely to be substantially higher than the first and third quarter revenues. The largest representative sales offices are located in Beijing, Guangzhou, Shanghai, Shenzhen, Hong Kong and Taipei. Our seven sales representative organizations in China accounted for approximately 75% of our total revenue in 2012.

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

In August 2005, eMedia formed a strategic alliance with Penton Media Inc. (“Penton”) to launch Electronic Design - China, a simplified Chinese edition of Penton’s electronics magazine, Electronic Design. The Electronic Design – China publication aims to provide the latest technology and application methodologies to design engineers and engineering managers in China. The online website was launched in January 2006, and the first print monthly issue was launched in March 2006. The parties mutually terminated this co-operation as of December 31, 2012.

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

In April 2011, eMedia acquired EDN Asia Advertising Pte. Ltd. (previously known as “Canon Communications Asia Pte. Ltd.”) and Beijing EDN Advertising Production Co., Ltd. (previously known as “Beijing Reed Advertising Services Co., Ltd.”) – which published EDN-Asia and EDN-China, respectively – from Canon Communications LLC, a subsidiary of United Business Media Limited (LSE: UBM.L), for a cash consideration of approximately US$4 million. Subsequently, these titles were transferred to eMedia and are now published directly by eMedia, with effect from January 1, 2013.

Haoji Group Limited (“Haoji”) is a company incorporated in the British Virgin Islands, which holds the entire issued share capital of Space Exhibition Consultants Limited, a company incorporated in the Hong Kong Special Administrative Region, which in turn holds all of the equity interests in Huanyu Shishang Exhibition (Shenzhen) Co., Ltd. ("Huanyu"). Huanyu operates the China (Shenzhen) International Brand Clothing & Accessories Fair (now known as Fashion SZ show) in mainland China, and owns the businesses and assets associated therewith. In March 2012, we acquired 80% of the entire issued share capital of Haoji, from an individual who was the sole shareholder of Haoji, for a total cash consideration of approximately US$17.0 million, comprising an initial cash amount of approximately US$12.7 million that was paid by us on completion of the transaction, and another additional cash amount of approximately US$4.3 million was paid in February 2013.

The Shenzhen International Machinery Manufacturing Industry Exhibition and its related shows (the “SIMM Events”) currently consist of two groups of co-located trade shows: (a) the Shenzhen International Machinery Automation Exhibition and the Shenzhen International Mould Making Technology & Product Exhibition (collectively, the “Group A SIMM Events”); and (b) the Shenzhen International Cutlery & Tools Exhibition and the Shenzhen International Metal Processing Industry Exhibition (collectively, the “Group B SIMM Events”). We have entered into an agreement in April 2013 to acquire a 70% interest in the Group A SIMM Events and a 56% interest in the Group B SIMM Events, for a total consideration ranging between approximately US$11 million to approximately US$16 million, depending upon certain performance-related conditions. The transaction is subject to closing conditions.

Technology and Systems

We use a combination of commercial software and internally developed systems to operate our websites and services.

We have invested a total of $25.8 million for years 2012 and 2011 combined in information and technology costs.

As of December 31, 2012, we had 159 team members engaged in technology development, maintenance, software customization and data center operations.

As of December 31, 2012, our online marketplace services are run on the Oracle DBMS release 11g. The catalog application that supports Global Sources Online’s core functions uses a Java platform.

Our servers are hosted by AT&T iDC in Hong Kong. We have dual redundant 200Mbps Internet link connection directly to AT&T’s IX backbone, while AT&T’s IX maintains in excess of 20 Gbps link to the United States and direct links to most countries in Asia. We use Overland Enterprise tape back-up systems as well as servers located at our Singapore facility for back-up and disaster recovery purpose. We deployed server virtualization technologies for cost effectiveness and meeting our dynamic business growth and demand. We have deployed EMC SAN Enterprise disk storage systems for mission critical data and load balancers and application accelerators for traffic workload balancing, redundancy and response time management, respectively.

For the year ended December 31, 2012 our external network had 100% uptime availability.

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

In August 2011, we purchased approximately 6,668 square meters of office space in a commercial building known as “City Point” in Shanghai, China, for a total purchase price of approximately $52.0 million, in order to support our continued business expansion in China.

In addition, we generally lease our office space under cancellable and non-cancellable arrangements with terms of two to five years, generally with an option to renew upon expiry of the lease term. We leased in aggregate approximately 124,084 square feet of executive and administrative offices in China, Hong Kong, the Philippines, Singapore, India and Taiwan during the year ended December 31, 2012. Our aggregate base rental and building management fee expenses for the year ended December 31, 2012 were approximately $1.97 million.

We lease part of our properties to third parties to generate rental income. During the year ended December 31, 2012, we recorded such rental income of $5.8 million.

In February 2013, we signed a letter of intent for the sale of our property in Excellence Times Square in Shenzhen, China, comprising approximately 1,939.38 square meters of office space, for a total cash consideration of approximately $19.3 million. The transaction is subject to the formal sale and purchase agreement being signed on or before April 30, 2013 and the buyer’s full payment of the purchase price being made on or before May 7, 2013.

In March 2013, we completed the sale of a portion of office space on the 26th floor of Southmark building in Hong Kong, China, comprising a total area of 9,431 square feet, and three car parking spaces on the 1st floor of the building, for a total cash consideration of approximately $9.0 million.

In March 2013, we completed the purchase of commercial property on the 21st, 22nd and 23rd floors of the Vita Tower in Hong Kong, China, which we used to lease and are currently continuing to occupy for operational use. This comprises a total of 36,822 square feet of office space, for a total purchase consideration of approximately $23.6 million.

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

Online and other media services consists of the following two primary revenue streams:

Online Services — Our primary service is creating and hosting marketing websites that present suppliers’ product and company information in a consistent and easily searchable manner on Global Sources Online. We also derive revenue from banner advertising fees and the digital magazines we launched in July 2010. In April 2011, we launched online sourcing fairs in conjunction with our China Sourcing Fairs exhibitions.

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

Exhibitions – trade shows and seminars - Our China Sourcing Fairs offer international buyers direct access to manufacturers in China and elsewhere in Asia. The first China Sourcing Fair was held in 2003. Subsequently, we launched China Sourcing Fairs events in Hong Kong, Dubai, Mumbai, India, Johannesburg, South Africa, Miami, USA and held several China Sourcing Fairs events from 2004 to 2012. In August 2012, we launched new China Sourcing Fairs events in Sao Paulo, Brazil. We host domestic trade shows in China under our Global Sourcing Fairs brand. We also host our International IC China Conferences and Exhibitions in Shenzhen, China in the first quarter of each year and host the China International Optoelectronic Expo in Shenzhen, China in the third quarter of each year. In March 2012, we acquired an 80% interest in the China (Shenzhen) International Brand Clothing & Accessories Fair  which is held in the third quarter of each year.

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

Upon acquisition, the purchase consideration is allocated between the net tangible and intangible assets other than goodwill on a fair value basis with any excess purchase consideration representing goodwill. The valuation of the acquired intangible assets represents the estimated economic value in use, using the discounted cash flow method. Acquired intangible assets are capitalized and amortized systematically over their estimated useful lives (refer to note 2.7 to our consolidated financial statements included under Item 8 of this document), subject to impairment review.

Amortization periods are selected based on assessment of the longevity of the brands, the strength and stability of customer relationships, the market positions of the acquired assets and the technological and competitive risks they face. The longevity of these assets is evidenced by their long established and well regarded brands, and their characteristically stable market condition.

The carrying amounts of goodwill in each business are reviewed for impairment at least annually or more frequently if events or changes in circumstances indicate a potential impairment in accordance to the accounting policy stated in note 2.8 to our consolidated financial statements included under Item 8 of this document. The carrying amounts of all other intangible assets are reviewed where there are indications of possible impairment.

At December 31, 2012 and 2011, we had goodwill balances of $7.5 million and $3.9 million, respectively. This goodwill relates the business acquisitions we did in 2009 and 2011 and 2012. Upon acquisition, the purchase consideration is allocated between the net tangible and intangible assets other than goodwill on a fair value basis with any excess purchase consideration representing goodwill.

Goodwill is allocated to cash-generating units (CGU) for the purpose of impairment testing. The allocation is made to those CGUs or groups of CGUs that are expected to benefit from the business combination in which the goodwill arose, identified according to operating segment.

Goodwill is allocated to our cash-generating units (“CGUs”) identified according to operating segments. An operating segment-level summary of the goodwill allocation as of December 31, 2012 and 2011 was as follows:

	December 31, 2012	December 31, 2011
Exhibitions, Haoji Group Limited	$5.0	$-
Exhibitions, eMedia South China Limited	2.5	2.5
Online and other media services business, EDN	-	1.4
	$7.5	$3.9

The carrying amounts of goodwill in each business are reviewed for impairment at least annually or more frequently if events or changes in circumstances indicate a potential impairment. Goodwill is carried at cost less accumulated impairment losses. Impairment losses on goodwill are not reversed.

An impairment review involves a comparison of the carrying value of the asset with the value in use based on our cash flow projections or fair value less cost to sell based on market comparable transactions or income approach. Key areas of judgment in estimating the recoverable amount of a CGU are the growth in cash flows over a five-year forecast period, the long term growth rate assumed thereafter and the discount rate applied to the forecast cash flows.

We performed an impairment review of goodwill balances at December 31, 2012. The recoverable amounts of CGUs were determined based on value-in-use calculations. For these calculations we used cash flow projections covering five-year period. Cash flows beyond the five-year period are extrapolated using the estimated growth rates. The growth rate did not exceed the long-term average growth rate for the business in which the CGU operates.

Exhibitions, Haoji Group Limited:

During the year ended 31 December 2012, we acquired 80% equity interests in Haoji Group Limited and recorded goodwill of $5.0 million in connection with this acquisition. For testing the goodwill for impairment at year end, we used the following key assumptions for value-in-use calculations:

•	Revenue growth rate of average 12%

•	Discount rate of 18% applied to the post-tax cash flow projections

•	Growth rate beyond five years of 1.5%

We determined revenue growth rate based on past performance and its expectations of market developments. The discount rates used reflect specific risks relating to the relevant operating segment. Based on our testing, there was no impairment to goodwill for Haoji Group Limited at December 31, 2012.

We have also performed a sensitivity analysis for the above exhibition business based on changes in key assumptions considered to be reasonably possible. Our profit after tax will reduce by $0.5 million if the post-tax discount rate applied to the discounted cash flows for this exhibition business at December 31, 2012 is raised by 1%, with all other variables including tax rate being held constant.

Exhibitions, eMedia South China Limited:

For testing the goodwill for impairment at year end, we used the following key assumptions for value-in-use calculations:

•	Revenue growth rate of average 12%

•	Discount rate of 18% applied to the post-tax cash flow projections

•	Growth rate beyond five years of 1.5%

We determined revenue growth rate based on past performance and its expectations of market developments. The discount rates used reflect specific risks relating to the relevant operating segment. Based on our testing, there was no impairment to goodwill for eMedia South China Limited as at December 31, 2012.

We have also performed a sensitivity analysis for the above exhibition business based on changes in key assumptions considered to be reasonably possible. There will be no impact to our results after tax if the post-tax discount rate and the revenue growth applied to the discounted cash flows for this exhibition business at December 31, 2012 is raised by 1% and decreased by 1% respectively, with all other variables including tax rate being held constant.

Online and other media services business, EDN:

For testing the goodwill for impairment at year end, we used the following key assumptions for value-in-use calculations:

•	Revenue decline of average 5%.

•	Discount rate of average 14% applied to the post-tax cash flow projections

•	Growth rate beyond five years of nil.

We determined revenue growth rates based on past performance and its expectations of market developments, taking into consideration the restructuring that was carried out. The discount rates used reflect specific risks relating to the relevant operating segment.

The impairment review as at December 31, 2012 revealed a shortfall in the future cash flows to support the recoverability of the EDN business. The cash flow projections we used were based on the detailed financial and operating plans of the business and the more than anticipated softening of the print advertising market since the end of last financial year. Accordingly, an impairment of $1.4 to goodwill was recorded in the income statement for year ended December 31, 2012. After recording the goodwill charge, the balance of goodwill relating to this business as at December 31, 2012 is nil.

For both our exhibitions businesses as well as online and other media services business the estimated future cash flows are based on our internal business plans, adjusted as appropriate for our views of the overall demand for our business-to-business media services. Our internal business plans for exhibitions businesses reflect management’s assumptions related to customer participation in our events, booth yields and visitor traffic. The business plans assume the occurrence of certain events in the future, such as the future booth yields, continued participation by our existing customers and renewal of certain contracts, continued services from key personnel, availability of suitable venues and future visitor traffic volumes. We also make assumptions regarding the sales costs and event organizing costs based on the expected outcome of the aforementioned events. Should the actual outcome of some or all of these assumptions differ significantly from the current assumptions, revisions to current cash flow assumptions could cause the fair value of our reporting units to be significantly different in future periods.

Another significant factor is our dependence on revenue from the mainland China market. Adverse political, legal or economic changes in mainland China or increased competition in China market may harm our business and cause our revenues to decline or the overall level of global demand for mainland China’s and Asia’s exports may not be sustainable in the future which may also cause the fair value of our reporting units to be significantly different in future periods.

We perform an annual impairment tests at each year-end. In between annual tests, we monitor our estimates and assumptions regarding estimated future cash flows and will update our impairment analyses if a triggering event occurs. While we believe our assumptions are reasonable, actual results may differ from our projections. To the extent projected results or cash flows are revised downward, the CGU may be required to write down all or a portion of its goodwill, which would adversely impact our earnings.

Results of Operations

The following table sets forth our results of operations as a percentage of total revenue:

	Year ended December 31,
	2012	2011	2010
Revenue
Online and other media services	59%	63%	62%
Exhibitions	38	35	35
Miscellaneous	3	2	3
	100	100	100
Operating Expenses:
Sales	35	36	37
Event production	11	11	11
Community and content	14	15	16
General and administrative	19	18	17
Information and technology	6	6	6
Total Operating Expenses	85%	86%	87%
Profit from Operations	15%	14%	13%
Net profit attributable to the Company’s shareholders	14%	13%	13%
Diluted net profit per share attributable to the Company’s shareholders	$0.90	$0.83	$0.61
Shares used in diluted net profit per share calculations	35,742,495	35,385,218	41,693,616

The following table represents our revenue by geographical areas as a percentage of total revenue:

	Year ended December 31,
	2012	2011	2010
China	82%	79%	75%
Rest of Asia	15	18	21
USA	3	3	3
Europe	0	0	0
Other	0	0	1
	100%	100%	100%

Fiscal Year 2012 Compared to Fiscal Year 2011

Revenue

Total revenue grew by 3% to $231.7 million during the year ended December 31, 2012 from $225.1 million during the year ended December 31, 2011. Following the introduction of Value Added Tax (“VAT”) in China in 2012 in a phased manner, we absorbed the VAT and presented our revenue net of VAT, which reduced our revenue growth in 2012. Moreover, a weakened China export market coupled with the increased competition contributed to a reduced revenue yield from our customers, affecting our revenue growth negatively. Our online and other media services revenue declined by $5.4 million or 4% to $136.1 million for the year ended December 31, 2012, as compared with $141.5 million for the year ended December 31, 2011, primarily due to declines in some of our Asian and US markets. The decline in our online and other media services revenue resulted mainly from a 27% decline in our print advertising offset by a growth of 1% in our revenue from hosting online websites and digital magazines for our customers. China represented 79% of online and other media services revenue for the year ended December 31, 2012 compared to 77% for the year ended December 31, 2011. Our Exhibitions revenue grew from $78.0 million for the year ended December 31, 2011 to $88.8 million for the year ended December 31, 2012, an increase of 14%, due mainly to the revenue contributed by the newly acquired China (Shenzhen) International Brand Clothing & Accessories Fair events in July 2012, the launching of our China Sourcing Fairs events in Brazil and increases in our booth sales in our China Sourcing Fairs events in Miami, USA and the China International Optoelectronic Expo in Shenzhen, China. The above increase was partially offset by decreases in booth sales for our China Sourcing events in Dubai and Mumbai, India and International IC China Conferences and Exhibitions in Shenzhen, China.

We continue to focus on the China market. We expanded our market share in China in both the online and other media services and the exhibition services through a series of marketing efforts including the launching of new exhibition events and achieving higher booth yields in year 2012 for our exhibition events and through merger and acquisition activities. Total revenue from China grew by 7% during the year ended December 31, 2012 compared to the year ended December 31, 2011, although our total company revenue grew only by 3% during the year. This indicates our revenue growth from China market was more robust compared to our revenue growth from other markets.

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

Sales costs declined by 1% from $81.4 million during the year ended December 31, 2011 to $80.4 million during the year ended December 31, 2012. The decline in sales costs was mainly due to a lower rate of sales cost for certain exhibition events. In addition, during 2012, Value Added Tax (VAT) has been introduced to replace the business tax on advertising and exhibitions businesses in China. The implementation is being carried out in a phased manner starting with Shanghai region in the first quarter and gradually implemented in all regions across the country. The introduction of VAT resulted in a lower China business tax expense for the year. The reduction in sales costs was off-set partially by growth in sales commission expense arising from the growth in revenue.

Event Production

Event production costs consist of the costs incurred for hosting the exhibition or trade show and seminar events. The event production costs include venue rental charges, booth construction costs, travel costs incurred for the event hosting and other event organizing costs. The event production costs are deferred and recognized as an expense when the related event occurs.

Event production costs increased from $24.6 million during the year ended December 31, 2011 to $26.3 million during the year ended December 31, 2012, an increase of 7%. The increase was due to a higher number of events in  2012, including the newly acquired FashionSZ Show (formerly known as China (Shenzhen) International Brand Clothing & Accessories Fair) and the launch of our China Sourcing Fairs events in Brazil, off-set partially by a reduction in event production costs resulting from a lower number of booths sold, especially in the China Sourcing Fairs events in Dubai and Mumbai, India and International IC China Conferences and Exhibitions in Shenzhen, China.

Community and Content

Community and content costs consist of the costs incurred for servicing our buyer community, for marketing our products and services to the global buyer community and our content management services costs for our print publications business and online services business. Community and content costs also include costs relating to our trade magazine publishing business and marketing inserts business, specifically printing, paper, bulk circulation and magazine subscription promotions, promotions for our on-line services, customer services costs and the event specific promotions costs incurred for promoting the China Sourcing Fairs events and the technical conferences, exhibitions and seminars to the buyer community. The event specific promotion costs incurred for events are expensed as incurred.

Community and content costs decreased by 4% from $34.1 million during the year ended December 31, 2011 to $32.7 million during the year ended December 31, 2012 due mainly to a 16% decline in our bulk circulation costs, a 17% decline in printing charges and an 18% decline in paper consumption and a reduction in our content management services costs.

General and Administrative

General and administrative costs consist mainly of corporate staff compensation, marketing costs, office rental, depreciation, communications and travel costs, foreign exchange gains/losses arising from the revaluation of monetary assets and monetary liabilities, amortization of software and intangible assets.

We have issued share awards under two equity compensation plans (“ECP”) to former employees, consultants and employees of third party service providers after they resigned or retired from their respective employment or consultancy service. Under these two plans, the share grants vest over a five-year period on a graded vesting basis, with a percentage of shares vesting each year. The grantee is subject to the non-compete terms stipulated in the plan. There is no vesting condition other than the non-compete terms. In the second quarter of 2012, we established The Global Sources Retention Share Grant Plan II (amended effective as of May 1, 2012) to issue share awards to former employees, consultants and employees of third party service providers when they resign or retire from their respective employment or consultancy service. Under this plan, the share grants vest over a five-year period on a graded vesting basis, with a percentage of shares vesting each year. The grantee is subject to the non-compete terms stipulated in the plan. There is no vesting condition other than the non-compete terms. Under the above plans, the Company has the ability to enforce the non-compete agreement by forfeiting the unvested shares if the grantee fails to comply with the non-compete terms. Where the Company has the ability to enforce the non-compete agreement and the grantees are entitled to the shares, we recognize the intangible asset relating to the non-compete provisions of these awards at the fair value of the respective award. The intangible asset is amortized over the non-compete period on a straight line basis. The amortization expense relating to these intangible assets is included in the general and administrative costs.

In December 2009, our subsidiary, eMedia Asia Limited, acquired a 70% interest in China International Optoelectronic Expo exhibition business. We recorded the acquired intangible assets at fair value of $5.8 million and goodwill of $2.5 million in connection with this acquisition. The amortization expense relating to these acquired intangible assets is included in the general and administrative costs. There was no impairment to goodwill for the year ended December 31, 2012.

On April 2, 2011, our subsidiary, eMedia Asia Limited acquired a 100% interest in EDN China and EDN Asia publications business and recorded the acquired intangible assets at fair value of $1.6 million and goodwill of $2.0 million in connection with this acquisition. The amortization expense relating to these acquired intangible assets is included in the general and administrative costs. Management performed an impairment review in the fourth quarter of 2012 which revealed a shortfall in the future cash flows to support the recoverability of the EDN business. The cash flow projections used by management were based on the detailed financial and operating plans of the business and the larger than anticipated softening of the print advertising market since the end of 2011. Based on the review, management determined that the goodwill balance relating to the EDN business was fully impaired and recorded a $1.4 million goodwill impairment charge in the general and administrative costs in the fourth quarter of 2012. The net book values of goodwill relating to the EDN business as at December 31, 2012 was $nil.

On March 9, 2012, we acquired an 80% interest in China (Shenzhen) International Brand Clothing & Accessories Fair in mainland China. We recorded the acquired intangible assets at a fair value of $20.4 million, goodwill of $5.0 million and related deferred tax liabilities of $5.1 million in connection with this acquisition. The amortization expense relating to these acquired intangible assets is included in the general and administrative costs.

General and administrative costs increased by 9% from $40.1 million during the year ended December 31, 2011 to $44.3 million during the year ended December 31, 2012, due mainly to increases in marketing expenses and payroll costs, the depreciation cost attached to the acquisition of the Shanghai property in the third quarter of 2011 and amortization expenses for acquired intangible assets relating to the China (Shenzhen) International Brand Clothing & Accessories Fair business and an increase in the goodwill impairment charge relating to our acquired EDN business.

Information and Technology

Information and technology costs consist mainly of payroll, office rental and depreciation costs and fees paid to third parties relating to our information and technology support services and the updating and maintenance of Global Sources Online.

Information and technology costs increased by 5% from $12.6 million during the year ended December 31, 2011 to $13.2 million during the year ended December 31, 2012 due mainly to increases in payroll costs and fees paid for software updating and maintenance to third party consultants off-set partially by a decline in internet and website hosting costs.

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

The total non-cash compensation expenses, resulting from ECP and The Global Sources Directors Share Grant Award Plan recorded by us and included under the respective categories of expenses for the year ended December 31, 2012 and December 31, 2011 were $2.4 million and $2.8 million respectively.

The corresponding amounts for the non-cash compensation expenses were credited to shareholders’ equity.

Profit from Operations

The total profit from operations during the year ended December 31, 2012 was $35.0 million as compared to $31.7 million during the year ended December 31, 2011. The increase in total profit from operations resulted mainly from an increase in revenue and reductions in sales costs and community and content costs partially offset by increases in event production costs, general and administrative costs and information and technology costs.

Profit from operations for online and other media services increased from $21.1 million during the year ended December 31, 2011 to $24.9 million during the year ended December 31, 2012, an increase of 18%. The growth resulted mainly from reductions in sales costs, community and content costs and general and administration costs partially off-set by a reduction in online and other media services revenue and increases in information and technology costs. Profit from operations for exhibition services remained at the same level of $7.3 million during the years ended December 31, 2011 and December 31, 2012, mainly due to the growth in exhibitions revenue was off-set by increases in sales costs, event production costs, community and content costs and general and administrative costs. Profit from operations for all other segments declined from $3.4 million during the year ended December 30, 2011 to $2.8 million during the year ended December 31, 2012 as a result of increase in depreciation costs and general and administration costs off-set partially by the increase in revenue.

Interest income

We recorded interest income of $1.0 million arising mainly from U.S. Treasury securities and term deposits placed with banks during the year ended December 31, 2012 compared to an interest income of $0.4 million during the year ended December 31, 2011. The increase in interest income was mainly due to the higher yield on the term deposits with the banks for the year ended December 31, 2012.

Income Taxes

Certain subsidiaries of the group operate in the Cayman Islands and other jurisdictions where there are no taxes imposed on companies. Some of our subsidiaries operate in Hong Kong SAR, Singapore, China and certain other jurisdictions and are subject to income taxes in their respective jurisdictions.

We reported a tax provision of $2.7 million during the year ended December 31, 2012 and of $1.6 million for the year ended December 31, 2011. The effective tax rate for year ended December 31, 2012 was 8% compared to the effective tax rate of 5% for the year ended December 31, 2011. The increase in the effective tax rate is mainly due to the tax provision on the growth in profit from our China domestic exhibition business and tax provisions on the dividends declared by subsidiaries in China.

Net profit attributable to the Company

Net profit attributable to the Company increased from $29.5 million during the year ended December 31, 2011 to $32.2 million during the year ended December 31, 2012. The increase in net profit attributable to the Company resulted mainly from a growth in revenue, higher interest income and reductions in sales costs and community and content costs, partially offset by increases in event production costs, general and administrative costs and information and technology costs and an impairment loss on an investment in an associate in 2012 and an increase in tax provision.

Diluted Net profit Per Share

The diluted net profit per share attributable to the Company’s shareholders increased from $0.83 for the year ended December 31, 2011 to $0.90 for the year ended December 31, 2012. The number of shares used for the computation of net profit per share increased from 35.4 million to 35.7 million.

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

Liquidity and Capital Resources

We financed our activities for the year ended December 31, 2012 using cash generated from our operations and we had no bank debt as of December 31, 2012.

Net cash generated from operating activities was $31.3 million for the year ended December 31, 2012, compared to $55.2 million for the year ended December 31, 2011. The primary source of cash from operating activities was collections from our customers received through our independent sales representative organizations.

Receivables from sales representative organizations increased from $6.5 million as of December 31, 2011 to $7.8 million as of December 31, 2012. The receivables from sales representative represent cash receipts from our customers, net of commissions and fees payable, and which are collected by the independent sales representatives on our behalf.  These cash receipts are banked into designated bank accounts owned by the independent sales representatives in China. For credit risk management purposes, our employees are the only authorized signatories for the withdrawal of cash from these bank accounts. We have long standing relationships with a majority of these independent sales representatives, for whom there is no recent history of default in transferring the funds to us. In the long term, if our China business and our exhibition business grow as the economic climate improves, the receivables from sales representative organizations may increase.

Advance payments received from customers were $93.6 million as of December 31, 2012, compared to $110.1 million as of, December 31, 2011, due to the current global economic downturn. The majority of our customers in China pay us in advance for our Online and Other Media Services business. The majority of our Exhibitions business collections are advance payments.

We continuously monitor collections from our customers and maintain an adequate provision for impairment of receivables. While credit losses have historically been within our expectations and the allowances established, if bad debts significantly exceed our provisions, additional provisions may be required in future.

We did not recognize deferred income tax assets of $10.2 million in respect of losses as at December 31, 2012 that can be carried forward against future taxable income as the losses arose from dormant and/or loss-making subsidiaries whereby the realization of the related tax benefit through future taxable profits is not probable.

Net cash used in investing activities was $7.6 million during the year ended December 31, 2012, resulting mainly from the $11.4 million payment for the acquisition of a controlling interest in a subsidiary, $1.4 million cash used for purchase of computers, software, office equipment and leasehold improvements, $5.0 million placement of term deposits with banks, $12.6 million purchase of available for sale securities off-set partially by $18.4 million proceeds from sale of available-for-sale securities, $3.6 million proceeds from matured terms deposits with the banks and $1.0 million interest received. Net cash used in investing activities was $74.3 million during the year ended December 31, 2011, resulting from the $52.0 million cashed used for purchase of office premises in and investment property in Shanghai, China, $4.7 million cash used for the purchase of computers, software, leasehold improvements and office furniture, $3.5 million placement of term deposits with banks, $18.2 million purchase of available-for sale securities and $3.4 net consideration paid for acquisition of controlling interest in a business, off-set partially by $2.2 million proceeds from matured time deposits with banks, $5.0 million proceeds from sale of available-for-sale securities and $0.3 million in interest received.

Capital expenditures during the three months period ended March 31, 2013 amounted to $24.7 million and were incurred mainly for purchase of office premises in Hong Kong, computers and office equipment. Our capital expenditures were financed using cash generated from our operations.

In 2004, 2007 and 2008 we purchased office space of 9,000 square meters, 1,939.38 square meters and 6,364.50 square meters respectively, in commercial buildings in Shenzhen China. In 2008 we also purchased office space of 22,874 square feet together with six car parking spaces in a commercial building in Hong Kong SAR. In the third quarter of 2011, we purchased office space of approximately 6,668 square meters in a commercial building in Shanghai, China at a purchase price of approximately $52.0 million, to support our continued business expansion in China. The payments for this acquisition were funded from our internal cash resources. These buildings are situated on leasehold lands with lease periods ranging between 50 and 55 years. We record the depreciation on these assets on a straight-line basis over the remaining lease terms.  As at December 31, 2011, the usage of the office space was reviewed and, based on the Company’s intention, the portion of the properties with net book value amounting to $75.4 million that is designated to generate rental income in the short to medium term has been re-classified as Investment Properties. In 2012, management restructured the operations based on a change in strategy. In view of the restructuring that was carried out in 2012, management reviewed the usage of the office space once again as at December 31, 2012 and, based on the Company’s intention, the portion of the properties with net book value amounting to $23.0 million that is designated to generate rental income in the short to medium term has been re-classified as Investment Properties. The total net book value of these four office properties including the portion classified as Investment Properties and the portion classified under Property and Equipment as of December 31, 2012 and as of December 31, 2011 was $122.8 million and $124.5 million, respectively. The total market value of these office properties as of December 31, 2012 was $219.7 million based on independent valuation reports prepared by Savills Valuation and Professional Services Limited, Hong Kong. We did not record the market valuation gains as we record our Property and Equipment and Investment Properties at cost less the accumulated depreciation.

We invest our excess cash in term deposits with commercial banks, U.S. Treasury securities and available-for-sale securities to generate income from interest received as well as capital gains, while the funds are held to support our business.

Generally, we hold securities with specified maturity dates such as Treasury Bills until their maturity. We invest excess cash on hand in U.S. Treasury Bills, in term deposits with major banks and available-for-sale securities to generate interest income. The market values of U.S. Treasury Bills, term deposits with banks and other available-for-sale securities as at December 31, 2012 were $13.3 million, $76.3 million and $7.5 million, respectively, compared to the market values of U.S. Treasury Bills and term deposits with banks as at December 31, 2011 of $13.3 million and $59.1 million, respectively. We do not engage in buying and selling of securities with the objective of generating profits on short-term differences in price or for other speculative purposes. Our objective is to invest to support our capital preservation strategy.

We hold a Documentary Credit facility with the Hongkong and Shanghai Banking Corporation Limited, for providing documentary credits to our suppliers. This facility has a maximum limit of approximately $0.6 million. As at December 31, 2012, the unutilized amount under this facility was approximately $0.5 million. Hongkong and Shanghai Banking Corporation Limited has also provided a guarantee on our behalf to our suppliers. At December 31, 2012, such guarantee amounted to $0.003 million.

During the first quarter of 2007, we entered into a number of venue license agreements for our exhibition events amounting to $44.4 million in payments over five and a half years, and in January 2011, we signed supplemental agreements for additional space, increasing the total amount to $44.5 million. In 2010, we entered into a number of venue license agreements for our exhibition events amounting to a gross value of approximately $20.0 million in payments over four to five years. In 2012 we signed additional agreements for a total amount of $21.7 million. The above agreements are cancelable under force majeure or other specified conditions, or upon notice and payment of cancellation charges to the other party. The amounts paid will be expensed when the related events are held. As of December 31, 2012, we have paid approximately $46.4 million in aggregate under these agreements.

Net cash used in financing activities was $1.3 million during the year ended December 31, 2012, resulting from $1.3 million payment of dividends to non-controlling shareholders by subsidiaries. Net cash used in financing activities was $0.4 million during the year ended December 31, 2011, resulting from $0.4 million payment of dividend to non-controlling shareholder by a subsidiary.

On February 4, 2008, our board of directors authorized a program to buy back up to $50.0 million of common shares. We may, from time to time, as business conditions warrant, purchase shares in the open market or through private transactions. The buyback program does not obligate us to buy back any specific number of shares and may be suspended or terminated at any time at management’s discretion. The timing and amount of any buyback of shares will be determined by management based on its evaluation of market conditions and other factors. As of December 31, 2012, we have not bought back any of our shares under this program.

In March 2012, we acquired an 80% interest in Haoji Group Limited which, through a subsidiary incorporated in Hong Kong, owns 100% of Huanyu Shishang Exhibition (Shenzhen) Co., Ltd, a company incorporated in China, that organizes and hosts the China (Shenzhen) International Brand Clothing & Accessories Fair (SZIC), one of the largest fashion shows in Asia, for a total consideration of up to approximately $17.0 million, comprising an initial cash consideration of approximately $12.7 million that was paid upon completion of the transaction, and an additional cash consideration of approximately $4.3 million that has been paid in February 2013 upon certain performance related conditions having been fulfilled. SZIC is held annually in Shenzhen, one of the major cities in garment designing and manufacturing in China. Started in 2001, the show has continually grown and developed each year. The 2012 show was held in July 2012. The apparel industry in China is moving from pure manufacturing to design and innovation, driving Chinese brands to become more well-known and prestigious, ultimately accelerating China’s domestic demand. With SZIC’s dominant presence in the expanding fashion industry combined with Global Sources’ established global presence and strong network in China, this investment positions us to take advantage of this emerging opportunity. The acquisition costs relating to this acquisition were $0.4 million, of which $0.05 million was expensed in 2011 and the remaining amount was expensed in the year ended December 31, 2012 under the general and administrative expenses in the consolidated income statement. We recorded this acquisition as a business combination. The purchase price allocation was completed in the fourth quarter of 2012 and we recorded the acquired intangible assets of $20.4 million and the related deferred tax liabilities of $5.1 million and goodwill of $5.0 million in connection with this acquisition. A majority of the intangible assets have useful lives of 17 years and the others of five months. The amortization expense relating to these acquired intangible assets of $1.6 million was included in the general and administrative costs in the consolidated income statement for the year ended December 31, 2012. Correspondingly, we recorded $0.4 million credit to income tax expense, in relation to the deferred tax liabilities arising from these intangible assets in the consolidated income statement for the year ended December 31, 2012. We recorded a non-controlling interest of $3.0 million for this acquisition based on their proportionate share of the identifiable net assets of the acquiree. The acquired entities are being consolidated with effect from the date of acquisition.

In March 2012, we subscribed to an approximate 10% equity interest in Shooii Limited, an Australian start-up company, which operates an online retail platform for footwear, for approximately $0.3 million. This was recorded as an investment in associates and was included in the long term investments in our balance sheet. During 2012, management carried out an impairment assessment and determined that this investment has been fully impaired as Shooii Limited suffered severe cash flow problems and all their attempts to find new sources of financing failed, resulting in Shooii Limited going under official administration and facing a prospect of being liquidated. We recorded an impairment loss relating to this investment of $0.3 million under “Impairment loss on investment in associate” in our income statement for the year ended December 31, 2012.

With an intent to realign our real estate property holding position, we decided to dispose of one of the commercial properties that is currently vacant. In February 2013, we signed a letter of intent for the sale of our property in Excellence Times Square, Shenzhen, China comprising approximately 1,939.38 square meters of office space for a total cash consideration of approximately US$19.3 million. The transaction is subject to the formal sale and purchase agreement being signed on or before April 30, 2013 and the buyer’s full payment of the purchase price being made on or before May 7, 2013. The impact resulting from this transaction on our net profit for 2013 is expected to be a gain of approximately $8.5 million.

On March 18, 2013, we signed a sale and purchase agreement for the sale of office space on the 26th floor of Southmark building in Hong Kong, China, comprising a total area of 9,431 square feet, and three car parking spaces, for a total cash consideration of approximately $9.0 million. The transaction has been conducted on an arm’s length basis based on due diligence procedures performed by the management to ensure that it is transacted at fair value. The transaction has been completed on March 28, 2013 and full payment of the purchase price has been received from the buyer. The impact resulting from this transaction on the Group’s net profit for 2013 is expected to be a gain of approximately $4.4 million.

In order to reduce our exposure to potential rental cost increases, we have signed a sale and purchase agreement on March 28, 2013 for the purchase of commercial property on the 21st, 22nd and 23rd floors of the Vita Tower in Hong Kong, China, which we currently lease for operational use. This comprises a total of 36,822 square feet of office space, for a total purchase consideration of approximately $23.6 million. The transaction has been conducted on an arm’s length basis based on due diligence procedures performed by the management to ensure that it is transacted at fair value. The transaction has been completed on March 28, 2013 and the total purchase consideration has been paid by us.

The Shenzhen International Machinery Manufacturing Industry Exhibition and its related shows (the “SIMM Events”) currently consist of two groups of co-located trade shows: (a) the Shenzhen International Machinery Automation Exhibition and the Shenzhen International Mould Making Technology & Product Exhibition (collectively, the “Group A SIMM Events”); and (b) the Shenzhen International Cutlery & Tools Exhibition and the Shenzhen International Metal Processing Industry Exhibition (collectively, the “Group B SIMM Events”). We have entered into an agreement in April 2013 to acquire a 70% interest in the Group A SIMM Events and a 56% interest in the Group B SIMM Events, for a total consideration ranging between approximately US$11 million to approximately US$16 million, depending upon certain performance-related conditions. The transaction is subject to closing conditions.

The following table summarizes our contractual obligations as of December 31, 2012:

	Payments due by period (in U.S. Dollars Thousands)
	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
Contractual Obligations
Operating leases	$1,580	$831	$749	-	-
Purchase obligations	2,515	1,995	520	-	-
Deferred income and customer prepayments - long term	9,062	-	9,062	-	-
Total	$13,157	$2,826	$10,331	$-	$-

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

Recent Accounting Pronouncements

New standards, amendments and interpretations issued that are effective for the financial year beginning January 1, 2013;

IFRS 13, ‘Fair value measurement’, aims to improve consistency and reduce complexity by providing a precise definition of fair value and a single source of fair value measurement and disclosure requirements for use across IFRSs. The requirements, which are largely aligned between IFRSs and U.S. GAAP, do not extend the use of fair value accounting but provide guidance on how it should be applied where its use is already required or permitted by other standards within IFRSs or U.S. GAAP. We adopted IFRS 13 prospectively for the accounting period beginning on 1 January 2013 and this standard does not have a significant impact on our Group’s financial statements.

IFRS 9, ‘Financial instruments’, addresses the classification, measurement and recognition of financial assets and financial liabilities. IFRS 9 was issued in November 2009 and October 2010. It replaces the parts of IAS 39 that relate to the classification and measurement of financial instruments. IFRS 9 requires financial assets to be classified into two measurement categories: those measured as at fair value and those measured at amortized cost. The determination is made at initial recognition. The classification depends on the entity’s business model for managing its financial instruments and the contractual cash flow characteristics of the instrument. For financial liabilities, the standard retains most of the IAS 39 requirements. The main change is that, in cases where the fair value option is taken for financial liabilities, the part of a fair value change due to an entity’s own credit risk is recorded in other comprehensive income rather than the income statement, unless this creates an accounting mismatch. We adopted IFRS 9 for the accounting period beginning on 1 January 2013 and it is unlikely that this standard will have a significant impact on our Group’s financial statements.

IFRS 10, Consolidated financial statements’ builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included within the consolidated financial statements of the parent company. The standard provides additional guidance to assist in the determination of control where this is difficult to assess. We adopted IFRS 10 for the accounting period beginning on 1 January 2013 and the adoption of this standard is not expected to have a significant impact on our Group’s financial statements.

IFRS 11 replaces the guidance on ‘Joint ventures’ in IAS 31 - Interests in Joint Ventures and SIC 13 - Jointly Controlled Entities - Non-Monetary Contributions by Venturers. The new standard introduces a principles-based approach to accounting for joint arrangements that requires a party to a joint arrangement to recognize its rights and obligations arising from the arrangement. The new standard requires that joint ventures be accounted for under the equity method thus eliminating the option to proportionally consolidate such ventures.. We adopted IFRS 11 for the accounting period beginning on 1 January 2013 and there was no impact on our Group’s financial statements upon adoption, and its effects on future periods will depend on the nature of and significance of joint arrangements subject to this standard.

IFRS 12, ‘Disclosures of interests in other entities’ includes the disclosure requirements for all forms of interests in other entities, including joint arrangements, associates, special purpose vehicles and other off balance sheet vehicles. We adopted IFRS 12 for the accounting period beginning on 1 January 2013 and the adoption of this standard is not expected to have a significant impact on our Group’s financial statements as it affects only the disclosures.

IAS 19, ‘Employee benefits’ was amended in June 2011. The requirements of the standard are as follows: to eliminate the corridor approach and recognize all actuarial gains and losses in other comprehensive income as they occur; to immediately recognize all past service costs; and to replace interest cost and expected return on plan assets with a net interest amount that is calculated by applying the discount rate to the net defined benefit liability (asset). We adopted IAS 19 for the accounting period beginning on 1 January 2013 and the adoption of this standard is not expected to have significant impact on our Group’s financial statements.

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

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

The following table sets forth information regarding the persons who are our executive officers and directors as of the date of this Annual Report.

Name	Age	Position
Merle Allan Hinrich	71	Director and Executive Chairman
Spenser Au	58	Chief Executive Officer
Connie Lai	39	Chief Financial Officer
Brent Barnes	40	Chief Operating Officer
Peter Zapf	44	Chief Information Officer
Sarah Benecke	56	Director
Eddie Heng Teng Hua	62	Director
Roderick E. Chalmers	65	Director
David F. Jones	48	Director
James A. Watkins	67	Director
Yam Kam Hon Peter	66	Director

Mr. Hinrich has been a director since April 2000 and is currently our Executive Chairman. He was our Chief Executive Officer from April 2000 to August 2011. A co-founder of the business, he was the principal executive officer of our predecessor company, Trade Media Holdings Limited, a Cayman Islands corporation wholly owned by us (“Trade Media”), from 1971 through 1993 and resumed that position in September 1999. From 1994 to August 1999, Mr. Hinrich was chairman of the ASM Group, which included Trade Media. Mr. Hinrich is a director of Trade Media and has also been the Chairman of the Board of Trade Media. Mr. Hinrich graduated from the University of Nebraska and the Thunderbird School of Global Management (“Thunderbird”). Mr. Hinrich is a founder and former chairman of the Society of Hong Kong Publishers. He is a member of the board of trustees of Thunderbird and is a board member of the Economic Strategy Institute. He is also an investment Promotion Ambassador with Invest Hong Kong. His term as director expires in 2015.

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

Ms. Benecke has been a director since April 2000 and, since 1993, has been a director of Trade Media. Ms. Benecke was our principal executive officer from January 1994 through August 1999. She joined us in May 1980 and served in numerous positions, including publisher from 1988 to December 1992 and chief operating officer in 1993. From September 1999 to July 2010, Ms. Benecke served as a consultant to Publishers Representatives Ltd. (Hong Kong), a subsidiary of our company. Her consulting work focused largely on the launch, development and expansion of the “China Sourcing Fairs” in Shanghai, Hong Kong, Mumbai, Dubai, Singapore and Johannesburg. Ms Benecke is also on the boards of Australian media company, McPherson Media, and Hong Kong art show organiser, Asia Contemporary Art Ltd. She graduated with a B.A. from the University of New South Wales, Australia. Her term as director expires in 2013.

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

Mr. Chalmers has been a director since October 2000. He was chairman, Asia-Pacific, of PricewaterhouseCoopers LLP and a member of PwC’s Global Management Board from 1998 until his retirement in July 2000. He is a 30-year veteran with PwC’s merger partner Coopers & Lybrand with specialist experience in the securities industry. He has at various times been a non-executive director of the Hong Kong SAR Securities and Futures Commission, a member of the Takeovers and Mergers Panel, and chairman of the Working Group on Financial Disclosure. He is currently a director of Air Malta plc, the Gasan Group Limited (Malta), and Simonds Farsons Cisk Limited (Malta). He was the Chairman of the Board of Directors of the Bank of Valletta plc from 2004 until his retirement from that position in 2012. His term as director expires in 2015.

Mr. Jones has been a director since April 2000. From August 2011 to February 2013, Mr. Jones was with Better Place Inc., a global electric vehicle services provider, where he was Vice President Global Corporate Development and Strategy. He spent the previous 17 years in the private equity industry, and before that he was in management consulting, investment banking and general management. Mr. Jones was Managing Director of CHAMP Private Equity, a leading Australian buyout firm from 2002 to 2011. In 1999, he founded and, until 2002, led the development of UBS Capital’s Australian and New Zealand business. Prior to that, he spent four years with Macquarie Direct Investment, a venture capital firm in Sydney, Australia, and one year at BancBoston Capital in Boston, Massachusetts. Mr. Jones began his career as a consultant with McKinsey & Company in Australia and New Zealand. He left McKinsey to take the role of general manager of Butterfields Cheese Factors, of the King Island Dairies group. He is a director of EC English Pty Ltd, EMR Capital Pty Ltd and The National Museum of Australia. He was previously Chairman of the Australian Venture Capital Association Limited and a director of various listed and unlisted companies in Australia. Mr. Jones holds a Bachelor of Engineering (First Class Hons.) from the University of Melbourne and a Master of Business Administration from Harvard Business School. His term as director expires in 2014.

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

Compensation

For the year ended December 31, 2012, we and our subsidiaries provided our eleven directors and executive officers as a group aggregate remuneration, pension contributions, allowances and other benefits of approximately $2,912,170 (2011: $3,835,639; 2010: $4,593,074) including the non-cash compensation of $717,544 (2011: $1,464,528; 2010: $1,300,173) associated with the equity compensation plans.

In 2012, we and our subsidiaries incurred $43,404 (2011: $59,025; 2010: $62,161) in costs to provide pension, retirement or similar benefits to our respective officers and directors pursuant to our retirement plan and pension plan.

Employment Agreements

We have employment agreements with Mr. Merle A. Hinrich under which he serves as our executive chairman. The agreements contain covenants restricting Mr. Hinrich’s ability to compete with us during his term of employment and preventing him from disclosing any confidential information during the term of his employment agreement and for a further period of three years after the termination of his employment agreement. In addition, we retain the rights to all trademarks and copyrights acquired and any inventions or discoveries made or discovered by Mr. Hinrich in the course of his employment. Upon a change of control, if Mr. Hinrich is placed in a position of lesser stature than that of a senior executive officer, a significant change in the nature or scope of his duties is effected, Mr. Hinrich ceases to be a member of the board, or if there is a breach of those sections of his employment agreements relating to compensation, reimbursement, title and duties or termination, each of us and such subsidiary shall pay Mr. Hinrich a lump sum cash payment equal to five times the sum of his base salary prior to the change of control and the bonus paid to him in the year preceding the change of control. The agreements may be terminated by either party by giving six months’ notice.

We have employment agreements with each of our other executive officers. Each employment agreement contains a non-competition provision preventing the employee from undertaking or becoming involved in any business activity or venture during the term of employment without notice to us and our approval. The employee must keep all of our proprietary and private information confidential during the term of employment and for a period of three years after the termination of the agreement. We can assign the employee to work for another company if the employee’s duties remain similar. In addition, we retain the rights to all trademarks and copyrights acquired and any inventions or discoveries made or discovered by the employee during the employee’s term of employment. Each employment agreement contains a three or six-months’ notice provision for termination, and does not have a set term of employment. Bonus provisions are determined on an individual basis.

Board Practices

Our board of directors consists of seven members, the terms of which expire on the basis of one-third of the board retiring by rotation at each annual general meeting of shareholders. Each director holds office until his or her term expires as aforesaid, and he or she is then subject to re-election as a director at the respective annual general meeting for a further term which will subsequently expire on the same basis. Executive officers serve at the discretion of the board of directors. Our executive officers have, on average, 21 years of service with us. Six non-executive directors receive a cash fee of $15,000 per year, plus an additional $4,000 for each board meeting attended. Non-executive directors who are members of the audit committee also receive a cash fee of $5,000 per year.

Committees of the Board of Directors

We have established an audit committee and an executive committee of our board of directors. The audit committee recommends the appointment of auditors, oversees accounting and audit functions and other key financial matters of our company. The audit committee meets at least four times a year. David Jones, Roderick Chalmers and James Watkins are the members of the audit committee and the board of directors determined that Mr. Chalmers is an audit committee financial expert as defined under appropriate SEC guidelines. The executive committee acts for the entire board of directors between board meetings in respect of certain matters. Merle Hinrich, Eddie Heng and Sarah Benecke are the members of the executive committee.

We have a separately - designated standing compensation committee, consisting of independent directors. The primary function of the compensation committee is to approve compensation packages for each of the Company’s executive officers. The compensation committee held one meeting in the fiscal year ended December 31, 2012.

We have an executive sessions committee, consisting of the independent directors. The executive sessions committee held at least two meetings in the fiscal year ended December 31, 2012.

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

Employees

As of December 31, 2012, we had 496 employees worldwide, the majority of whom work in management, technical or administrative positions. We consider our employee relationships to be satisfactory. Our employees are not represented by labor unions and we are not aware of any attempts to organize our employees.

The following summarizes the approximate number of employees and independent contractors by function:

Function	Employees	Independent Contractors	Total
Content Development	9	229	238
Corporate Human Resources & Administration	53	61	114
Corporate Marketing	7	17	24
Community Development	58	43	101
Sales	143	2,282	2,425
Information System Department (includes CIO office)	76	83	159
Corporate Accounts	72	61	133
Office of the CEO, COO	12	1	13
Legal and Group Secretarial	6	1	7
Conference & Trade Show Services + China Edu	60	75	135
Total	496	2,853	3,349

Share Ownership

Information on the ownership of our Common Shares is given under Item 7, Major Shareholders and Related Party Transactions.

Equity Compensation Plans

On December 30, 1999, we established The Global Sources Employee Equity Compensation Trust (the “Trust”) for the purpose of administering monies and other assets contributed to the Trust for the establishment of equity compensation and other benefit plans, including The Global Sources Employee Equity Compensation Plan (“ECP”) Numbers IV to VII described below. The Trust is administered by Appleby Services (Bermuda) Ltd. (previously known as “Harrington Trust Limited” and then as “Appleby Trust (Bermuda) Ltd.”) (the “Trustee”). The number of shares that may be sold pursuant to these plans is limited to the number of our shares held by the Trust. Following our takeover of Trade Media on April 14, 2000, the Trade Media shares were exchanged for our common shares. These Trade Media shares currently represent our common shares. As of February 28, 2013, the Trustee holds 862,961 of our common shares, consisting of common shares held in the Trust, as well as already vested common shares under the plans which are held in trust by the Trustee for various grantees who have elected to utilize the trust services of the Trustee for such purpose. The Trustee has informed us that it does not intend to acquire any additional shares.  In exercising its powers, including the voting of securities held in the Trust, the Trustee may be directed by a plan committee, selected by the board of directors of one of our wholly-owned subsidiaries.

Pursuant to a Declaration of Trust dated November 28, 2006 by the Trustee, “The Global Sources Equity Compensation Trust 2007” (“2007 Trust”) was established. The 2007 Trust is administered by Appleby Services (Bermuda) Ltd. (the “2007 Trustee”) as trustee. The purpose of the 2007 Trust is to administer shares contributed by us to the 2007 Trust from time to time in connection with providing equity compensation benefits under The Global Sources Equity Compensation (2007) Master Plan described below (“ECP 2007 Master Plan”). As of February 28, 2013, the 2007 Trustee does not hold any of our common shares in the 2007 Trust, but the 2007 Trustee holds 124,079 already vested common shares under the ECP 2007 Master Plan which are held in trust by the 2007 Trustee for various grantees who have elected to utilize the trust services of the 2007 Trustee for such purpose. In exercising its powers under the 2007 Trust, the 2007 Trustee may be directed by a plan committee to be constituted and appointed by us. The plan committee (“ECP 2007 Plan Committee”) was constituted and appointed by the Board of Directors on February 15, 2007.

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

The Global Sources Equity Compensation (2007) Master Plan

The ECP 2007 Master Plan was approved by our shareholders on May 8, 2006. The ECP 2007 Master Plan commenced with effect on January 1, 2007 and, unless terminated earlier by our Board of Directors, would expire on December 31, 2012. Our employees, directors and consultants and the employees, directors and consultants of our subsidiaries and of our and our subsidiaries’ independent contractors (“Team Members”), are eligible to be awarded grants of our common shares under the ECP 2007 Master Plan. The grantees and the number of shares to be awarded, and the vesting rules and other terms and conditions, are to be as determined by the ECP 2007 Plan Committee, who are authorized under the ECP 2007 Master Plan to issue supplementary or subsidiary documents to set out and evidence such vesting rules and other terms and conditions. The total number of shares to be issued under the ECP 2007 Master Plan is subject to a limit of 3,000,000 common shares.

On November 7, 2006, we filed a Form S-8 Registration Statement under the Securities Act of 1933, with the U.S. Securities and Exchange Commission (the “SEC”), for up to 3,000,000 common shares to be issued under the ECP 2007 Master Plan.

An amended version of the ECP 2007 Master Plan, known as “The Global Sources Equity Compensation (2007) Master Plan (amended effective as of January 1, 2012)” (“ECP 2007 Master Plan (Amended)”), was approved by our Board of Directors with effect from January 1, 2012, in order to expressly clarify that, as an alternative to our common shares being first issued to the 2007 Trustee upon an award being made under the plan (for the 2007 Trustee to hold in trust pending vesting) and then subsequently transferred by the 2007 Trustee to the respective grantee upon vesting, our common shares may instead be issued directly to the respective grantee at the time of vesting.

On June 20, 2012, our shareholders approved the extension of the expiration date of the ECP 2007 Master Plan (Amended) from December 31, 2012 to December 31, 2017.

On March 6, 2007, the ECP 2007 Plan Committee approved and issued “The Global Sources Share Grant Award Plan” as a supplementary or subsidiary document to the ECP 2007 Master Plan. Under the plan, the ECP 2007 Plan Committee is to determine who amongst eligible Team Members will be granted awards of shares and the number of shares to be awarded to them, and to determine the vesting schedule for such awards. The plan commenced with effect on March 6, 2007, and will terminate upon the expiration or termination of the ECP 2007 Master Plan, or upon the liquidation of the Company, or upon termination by the ECP 2007 Plan Committee, whichever is the earliest to occur. The ECP 2007 Plan Committee approved awards of common shares under the plan on various dates.

On March 6, 2007, the ECP 2007 Plan Committee approved and issued “The Global Sources Retention Share Grant Plan” as a supplementary or subsidiary document to the ECP 2007 Master Plan. Persons eligible to receive grants under the plan are persons who have been Team Members for at least five years, who retire “in good standing” (as determined by the ECP 2007 Plan Committee), and who would otherwise have their unvested  shares (under any applicable equity compensation plans) forfeited upon retirement. The ECP 2007 Plan Committee is to determine who amongst eligible persons will be granted awards of common shares. The number of common shares to be awarded to such grantees are calculated according to a formula defined in the plan, and will vest in equal installments over a period of five years after retirement, subject to certain non-compete terms and the grantees remaining “in good standing”. There is no forfeiture provision other than pursuant to terms relating to non-compete being “in good standing”, not doing anything prejudicial to the company or other reasons as determined by the ECP 2007 Plan Committee. The plan commenced with effect on March 6, 2007, and will terminate upon the expiration or termination of the ECP 2007 Master Plan, or upon the liquidation of the Company, or upon termination by the ECP 2007 Plan Committee, whichever is the earliest to occur. The ECP 2007 Plan Committee approved awards of common shares under the plan on various dates.

On April 24, 2009, the ECP 2007 Plan Committee approved and issued “The Global Sources Directors Share Grant Award Plan” as a supplementary or subsidiary document to the ECP 2007 Master Plan. Persons eligible to receive grants under the plan are directors of the Company. Under the plan, the ECP 2007 Plan Committee is to determine who amongst the directors of the Company will be granted awards of shares and the number of shares to be awarded to them. Any shares awarded will not vest immediately, but only at the end of four years after such effective date as may be specified by the ECP 2007 Plan Committee (or in accordance with such other vesting schedule as may be determined by the ECP 2007 Plan Committee). The plan commenced with effect on April 24, 2009, and will terminate upon the expiration or termination of the ECP 2007 Master Plan, or upon the liquidation of the Company, or upon termination by the ECP 2007 Plan Committee, whichever is the earliest to occur. The ECP 2007 Plan Committee first approved an award under the plan in June 2009, and approved additional awards under the plan on various subsequent dates.

The ECP 2007 Plan Committee approved and issued “The Global Sources Retention Share Grant Plan II”, effective as of January 1, 2012, as a supplementary or subsidiary document to the ECP 2007 Master Plan (Amended). The plan’s provisions are essentially similar to those of The Global Sources Retention Share Grant Plan, except that it expressly clarifies that, as an alternative to our common shares being first issued to the 2007 Trustee upon an award being made under the plan (for the 2007 Trustee to hold in trust pending vesting) and then subsequently transferred by the 2007 Trustee to the respective grantee upon vesting, our common shares may instead be issued directly to the respective grantee at the time of vesting. An amended version of the plan, known as “The Global Sources Retention Share Grant Plan II (amended effective as of May 1, 2012)”, was approved by the ECP 2007 Plan Committee, with effect from May 1, 2012, in order to clarify that each person eligible to receive an award under the plan must be so eligible as of the effective time of his/her retirement, and all awards to a grantee under the plan shall be or shall be deemed to be effective immediately prior to the effective time of the grantee’s retirement. The ECP 2007 Plan Committee first approved awards of common shares under the plan in April 2012, and approved additional awards under the plan on various subsequent dates.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

The following table sets forth information about those persons who hold more than 5% of our outstanding common shares and the share ownership of our directors and officers as of February 28, 2013. The information is based upon our knowledge of the share ownership of such persons on February 28, 2013.

Common Shares Beneficially Owned
Name of Beneficial Owner	Shares	Percentage **
Merle Allan Hinrich	14,772,821	42.97%
Spenser Au	*	*
Connie Lai	*	*
Brent Barnes	*	*
Peter Zapf	*	*
Sarah Benecke	*	*
Eddie Heng Teng Hua	*	*
David F Jones	*	*
Roderick E Chalmers	*	*
James A Watkins	*	*
Yam Kam Hon Peter	*	*
All officers and directors as a group (11 persons)	15,331,230	44.59%
_______________________

*           Indicates beneficial ownership of less than 1%.

**	The percentage figures are calculated based on our total outstanding common shares (and do not take into account that portion of our total issued common shares which are held as treasury shares).

As of February 28, 2013, we believe that approximately 12,141,698 of our shares or approximately 35.31% of our total outstanding common shares were beneficially owned by U.S. holders and there were 600 shareholders of record in the U.S. (excluding any U.S. holders who may be holding our shares through brokerage firms).

Mr. Merle Allan Hinrich, our Executive Chairman, beneficially owns approximately 42.97% of our common shares as of February 28, 2013, and is deemed our controlling shareholder.

Our major shareholders do not have different voting rights. We do not know of any arrangement which may at a subsequent date result in a change in control of our company.

Related Party Transactions

There were no material related party transactions from January 1, 2012 to February 28, 2013.

ITEM 8.	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

GLOBAL SOURCES LTD. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS
For the year ended December 31, 2012

Contents
Page

Report of Independent Registered Public Accounting Firm	66

Consolidated Income Statements	67

Consolidated Statements of Comprehensive Income	68

Consolidated Balance Sheets	69

Consolidated Statements of Changes in Equity	70

Consolidated Statements of Cash Flows	71

Notes to the Consolidated Financial Statements	72 – 108

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders

In our opinion, the accompanying consolidated balance sheets and the related consolidated income statements and statements of comprehensive income, changes in equity and cash flows  present fairly, in all material respects, the financial position of Global Sources Ltd. (the “Company”) and its subsidiaries at December 31, 2012, and December 31, 2011 and the results of their operations and their cash flows for each of the three years ended December 31, 2012 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Report of Management on Internal Control over Financial Reporting. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

/s/ PricewaterhouseCoopers LLP
Singapore
April 5, 2013

GLOBAL SOURCES LTD. AND SUBSIDIARIES
CONSOLIDATED INCOME STATEMENTS

(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

	Year ended December 31,
	2012	2011	2010
Revenue
Online and other media services	$136,101	$141,475	$122,203
Exhibitions	88,782	77,973	69,450
Miscellaneous	6,857	5,617	4,996
	231,740	225,065	196,649
Operating Expenses:
Sales	80,354	81,363	71,923
Event production	26,250	24,637	21,875
Community and content	32,696	34,078	31,923
General and administrative	44,281	40,660	33,463
Information and technology	13,188	12,607	11,839
Total Operating Expenses	196,769	193,345	171,023
Profit from Operations	34,971	31,720	25,626
Interest income	1,044	360	510
Share of loss of associate	(24)	-	-
Gain on sale of available-for-sale securities	-	-	1,223
Impairment loss on investment in associate	(302)	-	-
Profit before income taxes	35,689	32,080	27,359
Income tax expense	(2,744)	(1,613)	(1,117)
Net profit	32,945	30,467	26,242
Net profit attributable to non-controlling interests	(739)	(991)	(991)
Net profit attributable to the Company’s shareholders	$32,206	$29,476	$25,251
Basic net profit per share attributable to the Company’s shareholders	$0.95	$0.87	$0.63
Shares used in basic net profit per share calculations	34,017,730	33,742,648	40,283,874
Diluted net profit per share attributable to the Company’s shareholders	$0.90	$0.83	$0.61
Shares used in diluted net profit per share calculations	35,742,495	35,385,218	41,693,616

The notes on pages 72 to 108 are an integral part of these consolidated financial statements.

GLOBAL SOURCES LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

	Year ended December 31,
	2012	2011	2010
Net profit	$32,945	$30,467	$26,242
Other comprehensive income:
Currency translation differences arising from consolidation	1,623	3,212	2,008
Financial assets, available-for-sale:
Fair value gains	52	-	328
Reclassification to income statements on disposal	-	-	(1,223)
Other comprehensive income for the year, net of tax of $nil	1,675	3,212	1,113
Total comprehensive income for the year	34,620	33,679	27,355
Total comprehensive income attributable to the Company’s shareholders	33,812	32,573	26,364
Total comprehensive income attributable to non-controlling interests	808	1,106	991
Total comprehensive income for the year	$34,620	$33,679	$27,355

The notes on pages 72 to 108 are an integral part of these consolidated financial statements.

GLOBAL SOURCES LTD. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

	As at December 31,
	2012	2011

ASSETS
Current assets
Cash and cash equivalents	$104,631	$81,903
Term deposits with banks	4,184	2,764
Financial assets, available-for-sale	7,472	13,250
Accounts receivables, net	4,242	4,711
Receivables from sales representatives	7,773	6,523
Inventories	410	230
Prepaid expenses and other current assets	18,396	20,895
	147,108	130,276
Non-current assets
Property and equipment	30,442	55,761
Investment properties	97,377	75,370
Intangible assets	33,136	11,946
Long term investment	100	100
Deferred income tax assets	244	325
Other non-current assets	2,762	2,552
	164,061	146,054
Total assets	$311,169	$276,330

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	$12,531	$7,698
Deferred income and customer prepayments	84,540	101,841
Accrued liabilities	20,409	17,723
Income tax liabilities	1,225	714
	118,705	127,976
Non-current liabilities
Deferred income and customer prepayments	9,062	8,290
Deferred income tax liabilities	6,090	1,510
	15,152	9,800
Total liabilities	133,857	137,776
Commitments and contingencies (note 25 and 26)
Equity attributable to Company’s shareholders
Common shares	521	518
Treasury shares	(150,089)	(150,089)
Other reserves	156,629	152,591
Retained earnings	158,859	126,653
Total Company shareholders’ equity	165,920	129,673
Non-controlling interests	11,392	8,881
Total equity	$177,312	$138,554
Total liabilities and equity	$311,169	$276,330

The notes on pages 72 to 108 are an integral part of these consolidated financial statements.

GLOBAL SOURCES LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

	Attributable to Company’s shareholders
	Common	Treasury	Other	Retained		Non- controlling	Total
	shares	shares	reserves	earnings	Total	interests	equity

Balance at January 1, 2010	$514	$(50,000)	$141,627	$71,926	$164,067	$7,514	$171,581

Total comprehensive income for the year	-	-	1,113	25,251	26,364	991	27,355
Transaction with owners:
Dividend issued by a subsidiary to non-controlling interest	-	-	-	-	-	(340)	(340)
Fair value of non-cash compensation expense	-	-	2,187	-	2,187	-	2,187
Capitalization of intangible assets relating to share grants for non-compete agreements	-	-	1,766	-	1,766	-	1,766
Purchase of treasury shares	-	(100,089)	-	-	(100,089)	-	(100,089)
Issue of new shares	2	-	(2)	-	-	-	-
Balance at December 31, 2010	$516	$(150,089)	$146,691	$97,177	$94,295	$8,165	$102,460

Total comprehensive income for the year	-	-	3,097	29,476	32,573	1,106	33,679
Transaction with owners:
Dividend issued by a subsidiary to non-controlling interest	-	-	-	-	-	(390)	(390)
Fair value of non-cash compensation expense	-	-	2,777	-	2,777	-	2,777
Capitalization of intangible assets relating to share grants for non-compete agreements	-	-	28	-	28	-	28
Issue of new shares	2	-	(2)	-	-	-	-
Balance at December 31, 2011	$518	$(150,089)	$152,591	$126,653	$129,673	$8,881	$138,554

Total comprehensive income for the year	-	-	1,606	32,206	33,812	808	34,620
Transaction with owners:
Fair value of non-controlling interest in business acquisition	-	-	-	-	-	3,006	3,006
Dividend issued by subsidiaries to non-controlling interests	-	-	-	-	-	(1,303)	(1,303)
Fair value of non-cash compensation expense	-	-	2,409	-	2,409	-	2,409
Capitalization of intangible assets relating to share grants for non-compete agreements	-	-	26	-	26	-	26
Issue of new shares	3	-	(3)	-	-	-	-
Balance at December 31, 2012	$521	$(150,089)	$156,629	$158,859	$165,920	$11,392	$177,312

The notes on pages 72 to 108 are an integral part of these consolidated financial statements.

GLOBAL SOURCES LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

	Year ended December 31,
	2012	2011	2010
Cash flows from operating activities
Net Profit	$32,945	$30,467	$26,242
Adjustments for:
Income tax expense	2,744	1,613	1,117
Depreciation and amortization	9,112	6,785	6,668
(Profit)/Loss on sale of equipment	(6)	12	(22)
Gain on sale of available-for-sale financial assets	-	-	(1,223)
Interest income	(1,044)	(360)	(510)
Provision for impairment of receivables	229	25	502
Non-cash compensation expense	2,409	2,777	2,187
Equipment written off	48	5	1
Share of loss of associate	24	-	-
Impairment loss on investment in associate	302	-	-
Impairment of intangible assets	1,389	670	-
Net foreign exchange differences	(12)	87	235
Changes in working capital (excluding the effects of acquisition and exchange differences on consolidation):
Accounts receivable	264	(325)	(982)
Receivables from sales representatives	(1,251)	1,716	(2,644)
Inventories	(180)	205	165
Prepaid expenses and other current assets	2,528	(379)	(6,607)
Other non-current assets	(204)	21	(877)
Accounts payable	464	(2,008)	(634)
Accrued liabilities	2,337	2,984	2,632
Deferred income and customer prepayments	(18,142)	12,592	21,810
Cash generated from operations	33,956	56,887	48,060
Income tax paid	(2,679)	(1,656)	(1,141)
Net cash generated from operating activities	31,277	55,231	46,919

Cash flows from investing activities:
Acquisition of subsidiary, net of cash acquired	(11,359)	(3,423)	(756)
Investment in associate	(326)	-	-
Purchase of property and equipment and investment property	(1,371)	(56,667)	(2,518)
Proceeds from sale of equipment	6	12	23
Placement of term deposits with banks	(5,012)	(3,526)	(1,869)
Proceeds from matured term deposits with banks	3,632	2,198	60,219
Purchase of available-for-sale financial assets	(12,611)	(18,247)	-
Proceeds from sale of available-for-sale financial assets	18,441	4,999	6,751
Interest received	1,004	334	1,153
Net cash (used in) generated from investing activities	(7,596)	(74,320)	63,003

Cash flows from financing activities:
Dividend paid to non-controlling interests	(1,303)	(390)	(340)
Purchase of treasury shares	-	-	(100,089)
Net cash used in financing activities	(1,303)	(390)	(100,429)

Net increase (decrease) in cash and cash equivalents	22,378	(19,479)	9,493
Cash and cash equivalents, beginning of the year	81,903	101,298	91,553
Effect of exchange rate changes on cash and cash equivalents	350	84	252
Cash and cash equivalents, end of the year	$104,631	$81,903	$101,298

The notes on pages 72 to 108 are an integral part of these consolidated financial statements.

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

The Company was incorporated in Bermuda. The Company’s registered office address is Canon’s Court, 22 Victoria Street, Hamilton, HM 12, Bermuda.

These financial statements were authorized for issue by the executive committee of the Board of Directors on April 5, 2013.

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

(c)           Associate

Associates are all entities over which the group has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights. Investments in associates are accounted for using the equity method of accounting. Under the equity method, the investment is initially recognized at cost, and the carrying amount is increased or decreased to recognize the investor’s share of the profit or loss of the investee after the date of acquisition. The Group’s investment in associates includes goodwill identified on acquisition. The Group’s share of post-acquisition profit or loss is recognized in the consolidated income statement, and its share of post-acquisition movements in other comprehensive income is recognized in other comprehensive income with a corresponding adjustment to the carrying amount of the investment.

The Group determines at each reporting date whether there is any objective evidence that the investment in the associate is impaired. If this is the case, the Group calculates the amount of impairment as the difference between the recoverable amount of the associate and its carrying value and recognizes the amount adjacent to ‘share of profit/(loss) of associates’, on the face of the consolidated income statement.

2.3           Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to chief operating decision-maker, which is the Company’s Board of Directors. The chief operating decision maker assesses the Group’s performance and makes decisions about resources to be allocated to each segment.

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

2.7           Intangible assets

(a)           Goodwill

Goodwill on acquisition of subsidiaries on or after January 1, 2009 (the Group’s date of transition to IFRS) represents the excess of the consideration transferred, the amount of any non-controlling interest in the acquiree and the acquisition date fair value of any previous equity interest in the acquiree over the fair value of the net identifiable assets acquired. Goodwill on acquisitions of subsidiaries is included in “intangible assets”. Goodwill is carried at cost less accumulated impairment losses.  Impairment losses on goodwill are not reversed. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

Goodwill is allocated to cash-generating units (CGU) for the purpose of impairment testing. The allocation is made to those CGUs or groups of CGUs that are expected to benefit from the business combination in which the goodwill arose, identified according to operating segment.

(b)           Trademarks

Trademarks acquired in a business combination are recognized at fair value at the acquisition date.  Trademarks have a finite useful life and are carried at cost less accumulated amortization. Amortization is calculated using the straight-line method over their estimated useful lives of 6 to 17 years.

(c)           Contractual backlog and others

Contractual backlog and others acquired in a business combination mainly relates to customer relationships which are recognized at fair value at the acquisition date. The contractual customer relationships have a finite useful life and are carried at cost less accumulated amortization. Amortization is calculated using the straight-line method over the expected life of the customer relationship of 5 to 12 months.

(d)	Databases

The databases acquired are measured on initial recognition at cost being the fair value as at the data of acquisition. Following initial recognition, databases are carried at cost less any accumulated amortisation and any accumulated impairment losses. Databases are amortised over a period of one year beginning on the date of acquisition. The amortisation expense on databases is recognised in the profit and loss account.

(e)           Non-compete agreements

Intangible assets relating to non-compete agreements with the Group’s former employees and consultants and to the former employees of third party service providers are recorded at fair values at the date the respective agreements are entered into and are carried at cost less accumulated amortization. Amortization is calculated using a straight-line basis over the non-compete period of 5 years. The fair values are estimated based on the cash flow valuation model whereby valuation inputs include an estimate of future cash flows expected to be generated by the asset (note 2.15 (b)).

GLOBAL SOURCES LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

2.8           Impairment of non-financial assets

Assets that have an indefinite useful life – for example, goodwill, are not subject to amortization and are tested at least annually for impairment or more frequently if events or changes in circumstances indicate a potential impairment. Assets that are subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units). Non-financial assets other than goodwill that suffered an impairment are reviewed for possible reversal of the impairment at each reporting date.

2.9           Financial assets

2.9.1           Classification

The Group classifies its financial assets in the following categories: loans and receivables, and available-for-sale. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at initial recognition.

(a)           Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for maturities greater than 12 months after the end of the reporting period, which are classified as non-current assets. The Group’s loans and receivables comprise “accounts receivable”, “receivables from sales representatives”, “term deposits with banks’, ‘cash and cash equivalents’ and assets other than “prepaid expenses”, “deferred expenses” and “ club memberships” included in the “prepaid expenses and other current assets” and “other non-current assets” in the balance sheet.

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

GLOBAL SOURCES LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

2.11           Cash and cash equivalents

In the consolidated statements of cash flows, cash and cash equivalents includes cash in hand, deposits held at call with banks and other short-term highly liquid investments with original maturities of three months or less with insignificant risk of change in value.

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

GLOBAL SOURCES LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

2.15           Non-cash compensation expenses

(a)           Share grants to employees and team members

The Company operates a number of equity-settled compensation plans, under which the Company receives services from employees, and consultants and employees of third party service providers (collectively known as “team members”) as consideration for equity instruments of the Company. The Group’s employee and team member equity compensation plans are share grants without any exercise price or exercise period. Therefore, the fair value of the share grants at the date of grant approximates the intrinsic value. The fair value of the employee or team member services received in exchange for the grant of the shares is recognized as an expense in the income statement with a corresponding increase in “capital reserve” within equity.

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

(b)           Share grants for non-compete agreements

The Company issues share grants to former employees, and former consultants and the former employees of third party service providers after they resigned or retired from their respective employment or consultancy service. Under these plans, the share grants vest over a five-year period on a graded vesting basis, with a percentage of shares vesting each year. The grantee is subject to the non-compete terms stipulated in the plan. There is no other vesting condition other than the non-compete terms.

Where the Company has the ability to enforce the non-compete agreement and the grantees are entitled to the shares, an intangible asset is recognized in relation to the non-compete provisions of these awards at the fair value of the respective award. The intangible asset is amortized over the non-compete period on a straight-line basis (note 2.7 (e)).

2.16           Revenue recognition

The Group derives its revenue from advertising fees in its published trade magazines and websites, sales of trade magazines and reports, fees from licensing its trade and service marks, and organizing exhibitions and business seminars.

Revenue comprises the fair value of the consideration received or receivable for the sale of goods and services in the ordinary course of the Group’s activities. Revenue is shown excluding value added taxes, net of discounts and after eliminating sales within the Group. The Group presents the sales taxes imposed on revenue generating transactions on a gross basis in “sales costs”.

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

(a)           Market risk

(i)           Foreign exchange risk

The Group operates internationally and is exposed to foreign currency risk arising from various currency exposures, primarily with respect to the Chinese Renminbi (“RMB”).  Foreign currency risk arises from commercial transactions, recognised assets and liabilities and net investments in foreign operations. A majority of the Group’s contracts with customers that are denominated in foreign currencies are in RMB. The conversion of these contract proceeds to USD could result in losses and reflects the foreign exchange risk assumed by the Group between contract signing and the conversion of cash into USD.

The Group has not engaged in foreign currency hedging activities. Historically a majority (ranging between 98% to 99%) of the revenue is denominated in USD or is received in the Hong Kong Dollar (“HKD”), which is currently pegged to the USD, the RMB which historically remained relatively stable has strengthened during the past few years against the USD and the New Taiwan Dollar (“TWD”) is relatively stable against USD.

The Group has certain investments in foreign operations, whose net assets are exposed to foreign currency translation risk. Currency exposure arising from the net assets of the Group’s foreign operations is managed primarily through identification of the specific risks and taking appropriate measures to alleviate the risk.

At December 31, 2012, if the RMB had weakened/strengthened by 1% (2011: 4%) against the USD with all other variables held constant, profit before tax for the year would have been $989 (2011: $2,371) lower/higher as a result of foreign currency losses/gains on translation of RMB denominated monetary assets and liabilities.

(ii)           Cash flow and fair value interest rate risk

The Group has no interest-bearing borrowings as of December 31, 2012 and 2011. The Group’s exposure to changes in market interest rates is mainly attributable to its interest-bearing assets including term deposits with banks, available-for-sale financial assets and cash and cash equivalents. As of December 31, 2012 and December 31, 2011, the term deposits with banks are all fixed interest rate instruments and the available-for-sale securities are highly liquid and are short term in nature. Therefore interest rate risk is considered to be insignificant.

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

Bank deposits that are neither past due nor impaired are mainly deposits with banks with high credit-ratings assigned by international credit-rating agencies. Available-for-sale financial assets are highly liquid instruments maintained with reputable institutions. Accounts receivable and receivables from sales representatives that are neither past due nor impaired are substantially companies with a good collection track record with the Group.

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

(vi)           Fair value estimation

The table below analyses financial instruments carried at fair value, by valuation method. The different levels have been defined as follows:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.
•	Level 2: inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices).
•	Level 3: inputs for the asset or liability that are not based on observable market data (that is unobservable inputs).

The following table presents the Group’s assets and liabilities that are measured at fair value.

31 December 2012

	Level 1	Level 2	Level 3	Total
Asset
Available-for-sale securities	$7,472	-	-	$7,472
Total asset	$7,472	-	-	$7,472

GLOBAL SOURCES LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

31 December 2011

	Level 1	Level 2	Level 3	Total
Asset
Available-for-sale securities	$13,250	-	-	$13,250
Total asset	$13,250	-	-	$13,250

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

(c)	Income Taxes

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

(b)           Goodwill and Intangible assets

Upon acquisition, the purchase consideration is allocated between the net tangible and intangible assets other than goodwill on a fair value basis with any excess purchase consideration representing goodwill.  The valuation of the acquired intangible assets represents the estimated economic value in use, using the discounted cash flow method. Acquired intangible assets are capitalized and amortized systematically over their estimated useful lives (refer to note 2.7), subject to impairment review.

Amortization periods are selected based on assessment of the longevity of the brands, the strength and stability of customer relationships, the market positions of the acquired assets and the technological and competitive risks they face. The longevity of these assets is evidenced by their long established and well regarded brands, and their characteristically stable market condition.

The carrying amounts of goodwill in each business are reviewed for impairment at least annually or more frequently if events or changes in circumstances indicate a potential impairment in accordance to the accounting policy stated in note 2.8. The carrying amounts of all other intangible assets are reviewed where there are indications of possible impairment.

An impairment review involves a comparison of the carrying value of the asset with the value in use based on management cash flow projections or fair value less cost to sell based on market comparable transactions or income approach. Key areas of judgment in estimating the recoverable amount of a CGU are the growth in cash flows over a five-year forecast period, the long term growth rate assumed thereafter and the discount rate applied to the forecast cash flows.

GLOBAL SOURCES LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

Exhibitions, Shenzhen, PRC:

During the year ended 31 December 2012, the Group acquired 80% equity interests in Haoji Group Limited (note 27) and the key estimates used are disclosed in note 13. A sensitivity analysis has been performed for each Exhibition business based on changes in key assumptions considered to be reasonably possible by management. The Group’s profit after tax will reduce by $537 if the post-tax discount rate applied to the discounted cash flows for the acquired business at December 31, 2012 is raised by 1%, with all other variables including tax rate being held constant.

For the other Exhibition business, there will be no impact to the Group’s results after tax if the post-tax discount rate and the revenue growth applied to the discounted cash flows for each acquired Exhibition business at December 31, 2012 is raised by 1% and decreased by 1% respectively, with all other variables including tax rate being held constant.

Online and other media business, EDN:

During the year ended December 31, 2012, the Group recorded goodwill impairment charge of $1,355 relating to the online and other media services business of EDN. After recording the goodwill charge, the balance of goodwill relating to this business as at December 31, 2012 is nil.

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

The segment information provided to the CODM for the reportable segments for the year ended December 31, 2012 is as follows:

	Online and other media services	Exhibitions	All other segments	Total

Revenue from external customers	$136,101	$88,782	$6,857	$231,740
Reportable segment profit from operations	$24,856	$7,331	$2,784	$34,971
Depreciation and amortization	$3,069	$3,037	$3,006	$9,112
Other material non-cash items:
Non-cash compensations expenses	$1,412	$997	-	$2,409
Additions to property and equipment and intangible assets	$1,120	$25,910	$42	$27,072
Reportable segment assets	$98,896	$110,169	$102,104	$311,169

GLOBAL SOURCES LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

The segment information for the year ended December 31, 2011 is as follows:

	Online and other media services	Exhibitions	All other segments	Total

Revenue from external customers	$141,475	$77,973	$5,617	$225,065
Reportable segment profit from operations	$21,078	$7,292	$3,350	$31,720
Depreciation and amortization	$3,270	$1,327	$2,188	$6,785
Other material non-cash items:
Non-cash compensations expenses	$1,636	$1,141	-	$2,777
Additions to property and equipment and intangible assets	$21,214	$10,004	$29,115	$60,333
Reportable segment assets	$112,189	$84,610	$79,531	$276,330

The segment information for the year ended December 31, 2010 is as follows:

	Online and other media services	Exhibitions	All other segments	Total

Revenue from external customers	$122,203	$69,450	$4,996	$196,649
Reportable segment profit from operations	$17,426	$5,069	$3,131	$25,626
Depreciation and amortization	$3,346	$1,580	$1,742	$6,668
Other material non-cash items:
Non-cash compensations expenses	$1,394	$793	-	$2,187
Additions to property and equipment and intangible assets	$2,676	$1,520	$109	$4,305
Reportable segment assets	$126,114	$94,610	$4,979	$225,703

The revenue from external parties reported to the CODM is measured in a manner consistent with that in the income statement.

Revenue from barter transactions was $3,252, $4,650 and $2,327 for the years ended December 31, 2012, 2011 and 2010, respectively. Similarly, the expenses from barter transactions were $5,984, $4,478 and $2,439 for the years ended December 31, 2012, 2011 and 2010, respectively.

The amounts provided to the CODM with respect to total assets are measured in a manner consistent with that of the consolidated financial statements. These assets are allocated based on the operations of the segment. For the purposes of monitoring segment performance and allocating resources between segments, the CODM monitors the total assets attributable to each segment.

A reconciliation of the reportable segment profit from operations to profit before income taxes is provided as follows:

	2012	2011	2010

Total profit from operations for reportable segments	$34,971	$31,720	$25,626

Unallocated amounts:
Interest income	1,044	360	510
Share of loss of associate	(24)	-	-
Gain on sale of available-for-sale securities	-	-	1,223
Impairment loss on investment in associate	(302)	-	-
Profit before income taxes	$35,689	$32,080	$27,359

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

Breakdown of the revenue from all services is as follows:

	2012	2011	2010

Revenues
Online services	$119,011	$117,946	$96,125
Print services	17,090	23,529	26,078
Exhibitions	88,782	77,973	69,450
Miscellaneous	6,857	5,617	4,996
	$231,740	$225,065	$196,649

Miscellaneous income includes rental income for the year ended December 31, 2012, 2011 and 2010 of $5,795, $4,496 and $4,003 respectively.

Geographic information

Revenue by geographic locations is based on the location of the customer. Segment assets are based on the location of the assets. Non-current assets exclude investments and deferred income tax assets. There are no revenue and assets generated from or located in Bermuda.

	2012	2011	2010

Revenues
China	$189,648	$177,563	$148,418
Rest of Asia	35,603	40,011	41,228
United States	5,706	6,455	5,947
Europe	531	695	382
Others	252	341	674
	$231,740	$225,065	$196,649

	December 31,	December 31,
	2012	2011

Non-current assets
China and rest of Asia	$163,717	$145,629
	$163,717	$145,629

There is no revenue derived from transactions with a single external customer that amounted to 10% or more of the Group’s revenue (2011: nil, 2010: nil).

6.           Interest income

	2012	2011	2010

Interest income
Treasury bills and balances with banks	$59	$101	$103
Term deposits with banks	979	257	407
Available-for-sale financial assets	6	2	-
	$1,044	$360	$510

GLOBAL SOURCES LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

7.           Expenses by nature

	2012	2011	2010

Depreciation of property and equipment (note 11)	$4,186	$5,286	$5,379
Depreciation of investment property (note 12)	1,804	-	-
Amortization of intangible assets (note 13)	3,122	1,499	1,289
Total depreciation and amortization	$9,112	$6,785	$6,668

Employee benefit expenses (note 8)	29,742	29,515	24,778
Rental expense on operating leases	14,844	14,734	13,739
Content, community, marketing and administrative service fees	42,389	44,694	41,528
Advertising costs	12,352	11,054	8,945
Sales commissions	45,360	42,943	40,860
Business tax	9,719	12,039	8,801
Legal and professional fees	1,716	1,562	987
Magazine, printing and mailing	3,377	3,937	4,012
Materials and supplies	12,607	11,066	9,168
Impairment of intangible assets (note 13)	1,389	670	-
Other expenses	14,162	14,346	11,537
Total operating expenses	$196,769	$193,345	$171,023

8.           Employee benefit expenses

	2012	2011	2010

Wages and salaries	$25,371	$24,978	$20,346
Retirement contribution plans	1,649	1,480	1,318
Non-cash compensation expenses	1,732	2,111	2,257
Other employee’s benefits	990	946	857
	$29,742	$29,515	$24,778

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

The Company received an exemption from Bermuda taxation under the Exempted Undertakings Tax Protection Act, 1996 (as amended) of Bermuda until March 31, 2035. The Company’s subsidiary in Dubai, United Arab Emirates has been granted a fifty year tax holiday in Dubai since it is located in a Free Trade Zone, which may be subject to further renewal upon expiry of the initial fifty-year period in 2057. The Group did not utilize these tax holidays as of December 31, 2012 and December 31, 2011, as there were no taxable profits.

Income tax expense for the year consists of:

	2012	2011	2010
Current tax:
Current foreign tax on profits for the year	$3,181	$1,674	$1,357
Total current tax	$3,181	$1,674	$1,357
Deferred foreign tax benefit (note 15)	(437)	(61)	(240)
Income tax expense	$2,744	$1,613	$1,117

GLOBAL SOURCES LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

The tax on the Group’s profit before income taxes differs from the theoretical amount that would arise using the statutory income tax rate of 0% as follows:

	2012	2011	2010

Profit before income taxes	$35,689	$32,080	$27,359
Tax calculated at statutory income tax rate of 0% (2011: 0%; 2010: 0%)	-	-	-
Tax effect of:
Foreign income and revenues taxed at higher rates	2,744	1,613	1,117
Income tax expense	$2,744	$1,613	$1,117

The Company’s subsidiaries are subject to taxation in Hong Kong, the People’s Republic of China, Singapore and other jurisdictions. There are certain open tax assessments as of December 31, 2012. The tax returns of the Company’s subsidiaries remain open to assessment in the following major tax jurisdictions: Hong Kong SAR – for the years 2004 to 2012, Singapore – for the years 2011 to 2012 and the People’s Republic of China – for the years 2007 to 2012. The Group’s estimates of income tax expenses and liabilities of each year end include management judgment about the eventual outcome of the reviews of open years based on the latest information available about the positions taken by each tax authority.

10.           Earnings per share

(a)           Basic

Basic earnings per share is calculated by dividing the profit attributable to equity holders of the Company by the weighted average number of ordinary shares in issue during the year excluding ordinary shares purchased by the Company and held as treasury shares.

	2012	2011	2010

Profit attributable to equity holders of the Company	$32,206	$29,476	$25,251

Weighted average number of ordinary shares in issue	34,017,730	33,742,648	40,283,874

Basic earnings per share ($ per share)	$0.95	$0.87	$0.63

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

	2012	2011	2010

Profit attributable to equity holders of the Company	$32,206	$29,476	$25,251

Weighted average number of ordinary shares in issue	34,017,730	33,742,648	40,283,874
Adjustments for share grants	1,724,765	1,642,570	1,409,742
Weighted average number of ordinary shares for diluted earnings per share	35,742,495	35,385,218	41,693,616

Diluted earnings per share ($ per share)	$0.90	$0.83	$0.61

GLOBAL SOURCES LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

11.           Property and equipment

	Buildings	Leasehold improvements	Computer equipment, software, fixtures, fittings and office equipment and reusable trade show booths	Motor vehicles	Capital work-in- progress	Total

Year ended December 31, 2012
Cost
Opening balance	$51,823	$13,714	$35,579	$371	$894	$102,381
Exchange differences	509	203	779	2	(19)	1,474
Additions	-	1,342	902	-	(873)	1,371
Business acquisition	-	-	-	-	-	-
Transfer to investment property	(24,360)	-	-	-	-	(24,360)
Disposals and write off	-	(80)	(821)	-	-	(901)
Total cost	$27,972	$15,179	$36,439	$373	$2	$79,965

Year ended December 31, 2012
Accumulated depreciation
Opening balance	$2,672	$11,525	$32,271	$152	$-	$46,620
Exchange differences	28	181	739	2	-	950
Additions	1,201	940	1,976	69	-	4,186
Transfer to investment property	(1,380)	-	-	-	-	(1,380)
Disposals and write off	-	(34)	(819)	-	-	(853)
Total accumulated depreciation	$2,521	$12,612	$34,167	$223	$-	$49,523
Net book amount	$25,451	$2,567	$2,272	$150	$2	$30,442

Year ended December 31, 2011
Cost
Opening balance	$77,396	$12,134	$34,343	$309	$14	$124,196
Exchange differences	3,316	18	(314)	3	20	3,043
Additions	52,004	1,573	2,171	59	860	56,667
Business acquisition	-	29	49	-	-	78
Transfer to investment property	(80,893)	-	-	-	-	(80,893)
Disposals and write off	-	(40)	(670)	-	-	(710)
Total cost	$51,823	$13,714	$35,579	$371	$894	$102,381

Year ended December 31, 2011
Accumulated depreciation
Opening balance	$5,860	$10,769	$30,973	$80	$-	$47,682
Exchange differences	154	6	(305)	1	-	(144)
Additions	2,181	770	2,264	71	-	5,286
Transfer to investment property	(5,523)	-	-	-	-	(5,523)
Disposals and write off	-	(20)	(661)	-	-	(681)
Total accumulated depreciation	$2,672	$11,525	$32,271	$152	$-	$46,620
Net book amount	$49,151	$2,189	$3,308	$219	$894	$55,761

Shenzhen International Chamber of Commerce Tower

In 2004, the Company entered into an agreement to purchase approximately 9,000 square meters of office space in a commercial building in Shenzhen, China. The building is situated on a leasehold land. The lease period of the land is 50 years, commencing from year 2002. At the end of the lease period, the building together with land will revert to the local government authority. The construction was completed and the property was put in use during the year 2005. Depreciation of the property commenced during the year 2005. This building is depreciated on a straight-line basis over the remaining lease term.

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

GLOBAL SOURCES LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

In 2012 the Company restructured its operations based on a change in strategy. In view of the restructuring that was carried out in 2012, the Company reviewed the usage of the office space and based on the Company’s intention, the portion with cost and accumulated depreciation amounting to $11,177 and $991, respectively, that is designated to generate rental income in the short to medium term is classified as investment property (note 12). Accordingly, the carrying amount of the said building classified as property and equipment at December 31, 2012 and December 31, 2011 were $4,041 and $14,425 respectively.

Excellence Times Square

In 2007, the Company purchased approximately 1,939 square meters of office space in a commercial building in Shenzhen, China. The building is situated on a leasehold land. The lease period of the land is 50 years, commencing from year 2002. At the end of the lease period the building together with the land will revert to the local government authority. The delivery of the office space to the Company was completed in 2007. The depreciation on this property commenced during 2007. The building is depreciated on a straight-line basis over the remaining lease term. This property is held as investment property as at December 31, 2012 and as at December 31, 2011, respectively. The carrying amounts of the said building classified as investment property as at December 31, 2012 and December 31, 2011 were $7,797 and $7,887 respectively.

Southmark

In 2008, the Company purchased approximately 22,874 square feet of office space, together with 6 car parking spaces, in a commercial building in Hong Kong S.A.R.. The lease period of the land is 55 years, commencing from year 1991. Depreciation of the property commenced during the year 2008, and the building is being depreciated on a straight-line basis over the remaining lease term. The carrying amounts of the portion of the said building classified as property and equipment at December 31, 2012 and December 31, 2011 were $10,930 and $11,246 respectively.

City Point

In 2011, the Company purchased approximately 6,668 square meters of office space in Shanghai. The remaining lease period of the land is 50 years, commencing from year 2006. Depreciation of the property commenced during the year 2011, and the building is being depreciated on a straight-line basis over the remaining lease term. In 2012 the Company restructured its operations based on a change in strategy. In view of the restructuring that was carried out in 2012, the Company reviewed the usage of the office space and based on the Company’s intention, the portion with cost and accumulated depreciation amounting to $13,183 and $389 respectively, that is designated to generate rental income in the short to medium term is classified as investment property (note 12). Accordingly, the carrying amounts of the said building classified as property and equipment at December 31, 2012 and December 31, 2011 were $10,480 and $23,480 respectively.

The market values of the above properties have been disclosed in note 12.

GLOBAL SOURCES LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

12.           Investment properties

	2012	2011
Cost
Opening balance	$80,893	-
Exchange differences	895	-
Transfers from property and equipment (note 11)	24,360	80,893
Total cost	$106,148	$80,893

Accumulated Depreciation
Opening balance	5,523	-
Exchange differences	64	-
Additions	1,804	-
Transfers from property and equipment (note 11)	1,380	5,523
Total accumulated depreciation	$8,771	$5,523
Net book amount	$97,377	$75,370

The information of the properties is detailed in note 11.

The fair values of properties are determined with the assistance of independent licensed appraisers who have appropriate recognized qualifications and experience to carry out such an exercise. The fair value is based on market values, being the estimated amount for which a property can be exchanged on the date of valuation between a willing buyer and a willing seller in an arm’s length transaction.

The total carrying amount of the properties, including the portion classified as property and equipment (note 11) and the portion classified as investment property as at December 31, 2012 and December 31, 2011 were $122,828  and $124,521 respectively. The fair value of these properties as at December 31, 2012 and December 31, 2011 were $219,690 and $209,820 respectively. The market valuations of the properties as at December 31, 2012 and December 31, 2011 were performed by Savills Valuation and Professional Services Limited, Hong Kong using internationally accepted valuation methods such as the income capitalization approach and the direct market comparison method.

In the case when investment property forms part of a larger property unit, it is distinguished by the Management on the basis of the area which it occupies in the total area of the property unit. On this basis, the Management has computed that the fair value attributable to investment properties as of December 31, 2012 was $170,147 (2011: $141,327).

Expenses for investment properties for the year ended December 31, 2012, 2011 and 2010 were as follows:

	2012	2011	2010

Insurance	$60	-	-
Property tax/services fee	751	-	-
Building maintenance	49	-	-
Business tax	208	-	-
Depreciation	1,804	-	-
Total expenses	$2,872	-	-

The transfer from property and equipment with carrying amount of $75,370 in the previous financial year was performed on December 31, 2011.

GLOBAL SOURCES LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

13.           Intangible assets

	Trademarks	Contractual backlog and others	Non-compete agreements	Goodwill	Database licences	Total
Year ended December 31, 2012
Cost
Opening balance	$6,864	$566	$4,586	$3,852	-	$15,868
Additions	19,774	621	26	4,980	300	25,701
Impairment charge	-	-	(57)	(1,355)	-	(1,412)
Write-off	-	(1,187)	(1,032)	-	-	(2,219)
Total cost	$26,638	$-	$3,523	$7,477	$300	$37,938

Year ended December 31, 2012
Accumulated amortization
Opening balance	$955	$509	$2,458	-	-	$3,922
Additions	1,593	678	751	-	100	3,122
Impairment charge	-	-	(23)	-	-	(23)
Write-off	-	(1,187)	(1,032)	-	-	(2,219)
Total accumulated amortization	$2,548	$-	$2,154	$-	$100	$4,802

Net book amount	$24,090	$-	$1,369	$7,477	$200	$33,136

	Trademarks	Contractual backlog and others	Non-compete agreements	Goodwill	Total
Year ended December 31, 2011
Cost
Opening balance	$5,464	$339	$4,573	$2,497	$12,873
Additions	1,400	227	28	2,011	3,666
Impairment charge	-	-	(15)	(656)	(671)
Total cost	$6,864	$566	$4,586	$3,852	$15,868

Year ended December 31, 2011
Accumulated amortization
Opening balance	$390	$339	$1,695	-	$2,424
Additions	565	170	764	-	1,499
Impairment charge	-	-	(1)	-	(1)
Total accumulated amortization	$955	$509	$2,458	-	$3,922

Net book amount	$5,909	$57	$2,128	$3,852	$11,946

The Company has recognized intangible assets relating to non-compete agreements with its former employees and former team members at fair values as discussed in note 2.15 (b) and note 21. The Company amortizes these intangible assets on straight-line basis over the non-compete term which is specified in the award. Included in additions to trademarks and contractual backlog and others are assets acquired in a business combination discussed in note 27.

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
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

Impairment test for goodwill:

Goodwill is allocated to the Group’s cash-generating units (“CGUs”) identified according to operating segments. An operating segment-level summary of the goodwill allocation is:

	December 31, 2012	December 31, 2011

Exhibitions, Haoji Group Limited	$4,980	$-
Exhibitions, eMedia South China Limited	2,497	2,497
Online and other media services business, EDN	-	1,355
	$7,477	$3,852

The recoverable amount of CGU has been determined based on value-in-use calculations. These calculations use cash flow projections by management covering five-year period. Cash flows beyond the five-year period are extrapolated using the estimated growth rates. The growth rate did not exceed the long-term average growth rate for the business in which the CGU operates.

Exhibitions, Shenzhen PRC:

Key assumptions used for value-in-use calculations in 2012 and 2011 are as follows:

Haoji Group Limited

•	Revenue growth rate of average 12%

•	Discount rate of 18% applied to the post-tax cash flow projections

•	Growth rate beyond five years of 1.5%

eMedia South China Limited

•	Revenue growth rate of average 12% (2011: 10%)

•	Discount rate of 18% (2011: 15%) applied to the post-tax cash flow projections

•	Growth rate beyond five years of 1.5% (2011: 1.5%)

These above assumptions have been used for the analysis of the respective CGUs within the operating segment.

Management determined revenue growth rate based on past performance and its expectations of market developments. The discount rates used reflect specific risks relating to the relevant operating segments.

There was no impairment to goodwill for Haoji Group Limited and eMedia South China Limited at December 31, 2012 and December 31, 2011.

Online and other media business, EDN:

•	Revenue decline of average 5% (2011: growth of average 4%).

•	Discount rate of average 14% (2011: 18%) applied to the post-tax cash flow projections

•	Growth rate beyond five years of nil (2011: 1.5%)

Management determined revenue growth rates based on past performance and its expectations of market developments, taking into consideration the restructuring that was carried out. The discount rates used reflect specific risks relating to the relevant operating segments.

The Company performed an impairment review as at December 31, 2012 which revealed a shortfall in the future cash flows to support the recoverability of the EDN business. The cash flow projections used by management were based on the detailed financial and operating plans of the business and the more than anticipated softening of the print advertising market since the end of last financial year. Accordingly, an impairment of $1,355 to goodwill was recorded in the consolidated income statement for year ended December 31, 2012.

GLOBAL SOURCES LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

14.           Financial assets, available-for-sale and long term investments

(a)           Financial assets, available-for-sale

	2012	2011

At January 1	$13,250	$-
Purchases during the year	12,611	18,247
Disposals	(18,508)	(4,999)
Interest income recognized during the year	6	2
Exchange differences	61	-
Fair value gains recognized in other comprehensive income	52	-
At December 31	$7,472	$13,250

Financial assets, available-for-sale include the followings:

	December 31, 2012	December 31, 2011

Listed securities:
U.S Treasury bills	$-	$13,250
Quoted money market debt instruments	7,472	-
	$7,472	$13,250

The maximum exposure to credit risk at the reporting date is the carrying value of the debt securities classified as available for sale.

None of these financial assets are either past due or impaired (2011: nil).

(b)           Long term investments

As at December 31, 2012 and December 31, 2011, the Company holds equity instruments carried at $100 in a privately held unaffiliated electronic commerce company for business and strategic purposes. The investment is accounted for under the cost method since the ownership is less than 20%, the Company does not have the ability to exercise significant influence over the investee and the fair value cannot be reliably measured. The Company’s policy is to regularly review the carrying values of the non-quoted investments and to identify and provide for when circumstances indicate impairment other than a temporary decline in the carrying values of such assets has occurred.

(c)	Associate

In 2012, the Group subscribed to an approximate 10% of equity interest in Shooii Limited, an Australian start-up company, which operated an online retail platform for footwear for approximately $302. The Group has the ability to exercise significant influence over Shooii Limited by virtue of their representation on the Board of Directors. During 2012, management carried out an impairment assessment and determined that this investment has been fully impaired as Shooii Limited suffered severe cash flow problems and all their attempts to find new sources of financing failed, resulting in Shooii Limited going under official administration and facing a prospect of being liquidated. The Group recorded an impairment loss relating to this investment of $302 under “Impairment loss on investment in associate” in the consolidated income statement for 2012.

15.           Deferred tax assets

Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current income tax assets against current income tax liabilities and when the deferred income taxes relate to the same fiscal authority. The amounts, determined after appropriate offsetting, are shown on the balance sheets as follows:

GLOBAL SOURCES LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

	December 31, 2012	December 31, 2011

Deferred tax assets:
Deferred tax asset to be recovered after more than 12 months	$149	$254
Deferred tax assets to be recovered within 12 months	95	71
	$244	$325
Deferred tax liabilities:
Deferred tax liabilities to be settled after more than 12 months	$5,651	$1,350
Deferred tax liabilities to be settled within 12 months	439	160
	$6,090	$1,510

Deferred tax liabilities, net	$(5,846)	$(1,185)

The gross movement on the deferred income tax account is as follows:

	2012	2011

At January 1	$(1,185)	$(893)
Credited to the income statement	437	61
Acquisition of business (note 27)	(5,098)	(353)
At December 31	$(5,846)	$(1,185)

The movement in deferred income tax assets and liabilities during the year, without taking into consideration the offsetting of balances within the same tax jurisdiction, is as follows:

Deferred tax assets	Provisions and expenses	Tax losses	Other	Total

At January 1, 2011	$266	$155	$83	$504
Credited/(charged) to the income statement	7	(142)	(44)	(179)
At December 31, 2011	$273	$13	$39	$325

Credited/(charged) to the income statement	(86)	(13)	18	(81)
At December 31, 2012	$187	$-	$57	$244

Deferred tax liabilities	Accelerated tax depreciation	Fair value adjustments on acquisition of business	Total

At January 1, 2011	$129	$1, 268	$1,397
Acquisition of business	-	353	353
Credited to the income statement	(68)	(172)	(240)
At December 31, 2011	$61	$1,449	$1,510

Acquisition of business (note 27)	-	5,098	5,098
Charged/(credited) to the income statement	39	(557)	(518)
At December 31, 2012	$100	$5,990	$6,090

Deferred income tax assets are recognized for tax loss carry-forwards to the extent that the realisation of the related tax benefit through future taxable profits is probable.

The Group did not recognize deferred income tax assets of $10,236 (December 31 2011: $9,318) in respect of losses amounting to $36,010 (December 31, 2011: $33,194) that can be carried forward against future taxable income. Losses amounting to $29,232 (December 31, 2011: $29,921) expire by 2020, and the remaining losses have no expiry date.

GLOBAL SOURCES LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

16.           Prepaid expenses and other current assets

	December 31, 2012	December 31, 2011

Non-current portion:
Club memberships	$216	$216
Deferred expenses – exhibition (iii)	2,144	1,759
Rental, utility and other deposits	402	577
	$2,762	$2,552

Current portion:
Unsecured employee loans (i)	$25	$32
Temporary advances to employees (ii)	9	141
Prepaid expenses	1,431	1,080
Deferred expenses (iii)	15,496	17,426
Other current assets	1,435	2,216
	$18,396	$20,895

(i)	The loans for the lease of residence are unsecured, interest free and are repayable in equal monthly installments over the period of the lease, typically less than or equal to twelve months.

There were no loans due from the Company’s directors and executive officers as at December 31, 2012 and December 31, 2011.

(ii)	Other temporary advances to staff are unsecured, interest free and are generally repayable within twelve months.

(iii)	Deferred expenses relate to deferred commission expenses and direct event production costs for exhibition events to be held in future periods.

The fair value of club membership, employee loans and other receivables at the reporting date approximates its carrying value of each asset mentioned above.

17.           Inventories

	December 31, 2012	December 31, 2011

Stock of paper, at costs	$410	$230
	$410	$230

The cost of inventories recognized as expense and included in community and content amounted to $707, $866 and $910 for the years ended December 31, 2012, 2011 and 2010 respectively.

18.           Accounts receivables and receivables from sales representatives

	December 31, 2012	December 31, 2011

Accounts receivables	$4,774	$5,238
Less: provision for impairment of accounts receivables	(532)	(527)
Accounts receivables – net	4,242	4,711
Receivables from sales representatives	7,773	6,523
	$12,015	$11,234

GLOBAL SOURCES LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

The fair values of accounts receivables and receivables from sales representatives are as follows:

	December 31, 2012	December 31, 2011

Accounts receivables	$4,242	$4,711
Receivables from sales representatives	7,773	6,523
	$12,015	$11,234

As of December 31, 2012 and December 31, 2011, receivables from sales representatives of $7,773 and $6,523, respectively, were neither past due nor impaired. The receivables from sale representatives represent cash receipts from the Group's customers, net of commissions and fees payable, and which are collected by the independent sales representatives on behalf of the Group. These cash receipts are banked into designated bank accounts owned by the independent sales representatives in China. For the credit risk management purposes, the Group's employees are the only authorized signatories for the withdrawal of cash from these bank accounts. The majority of these independent sales representatives have long standing relationships with the Group, and for whom there is no recent history of default.

As of December 31, 2012 and December 31, 2011 accounts receivables of $4,242 and $4,711, respectively were past due but not impaired. The aging analysis of these accounts receivables is as follows:

	December 31, 2012	December 31, 2011

Up to 3 months	$3,501	$3,887
3 to 6 months	505	635
Over 6 months	236	189
	$4,242	$4,711

As of December 31, 2012 and December 31, 2011, the gross trade receivables of $532 and $527, respectively, were impaired and provided for. The individually impaired receivables mainly relate to certain customers for online and other media services, which are in unexpectedly difficult economic situations.

The aging of these accounts receivables is as follows:

	December 31, 2012	December 31, 2011

Up to 3 months	$178	$192
3 to 6 months	118	146
Over 6 months	236	189
	$532	$527

Movements on the Group provision for impairment of accounts receivables are as follows:

	2012	2011

At January 1	$527	$592
Provision for receivable impairment	229	25
Receivables written off during the year as uncollectible	(224)	(90)
At December 31	$532	$527

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

GLOBAL SOURCES LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

19.           Cash, bank balances, term deposits with banks and financial assets, available-for-sale

	December 31, 2012	December 31, 2011

Cash at bank and on hand	$19,304	$26,481
U.S. Treasury securities with original maturities of less than three months	13,256	-
Term deposits and short-term highly liquid investments with original maturities of three months or less	72,071	55,422
Cash and cash equivalents	104,631	81,903

U.S. Treasury securities with original maturities of over three months	-	13,250
Quoted money market debt instruments	7,472	-
Financial assets available-for-sale	7,472	13,250
Term deposits with original maturities of over three months	4,184	2,764
Total	$116,287	$97,917

20.           Share capital and treasury shares

	Number of common shares		Amount
	Issued share capital	Treasury shares	Issued share capital	Treasury shares	Share premium

At January 1, 2010	51,427,642	(6,875,000)	$514	$(50,000)	$39,985

Issuance of common shares under Equity Compensation Plans	141,898	-	2	-	-
Common shares	-	(11,121,000)	-	(100,089)	-
At December 31, 2010	51,569,540	(17,996,000)	$516	$(150,089)	$39,985

Issuance of common shares under Equity Compensation Plans	220,408	-	2	-	-
At December 31, 2011	51,789,948	(17,996,000)	$518	$(150,089)	$39,985

Issuance of common shares under Equity Compensation Plans	275,415	-	3	-	-
At December 31, 2012	52,065,363	(17,996,000)	$521	$(150,089)	$39,985

The authorised share capital of the Company as at December 31, 2012 and December 31, 2011 is 75,000,000 common shares of $0.01 par value. As at December 31, 2012 and December 31, 2011, the Company has 34,069,263 and 33,793,948 common shares outstanding, respectively. The share premium of $39,985 as at December 31, 2012 and December 31, 2011 is recognized under capital reserves in note 22.

On February 4, 2008, the Board of Directors of the Company authorized a program to buy back up to $50,000 worth of common shares. The Company may, from time to time, as business conditions warrant, purchase shares in the open market or through private transactions. The buyback program does not obligate the Company to buyback any specific number of shares and may be suspended or terminated at any time at management’s discretion. The timing and amount of any buyback of shares will be determined by management based on its evaluation of market conditions and other factors. As of December 31, 2012 and December 31, 2011, the Company has not bought back any of its shares under this program.

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

(a)	Share grants to employees and team members

The Equity Compensation Plan committee approved and made several share awards / options under the plans ECP I, ECP II, ECP III and ECP IV. All the share awards / options under these plans have fully vested. The non-cash compensation expenses associated with these awards have been recognized over the vesting terms of the awards from their respective award dates.

Eligible employees, directors and team members (consultants and the employees of third party independent contractors) under ECP V are awarded grants of shares, the numbers of which are determined by the Equity Compensation Plan committee.

GLOBAL SOURCES LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

Entitlement of the employees and directors to these common shares is subject to employment and vesting terms. Entitlement of team members to these common shares is subject to continued services provided by them and vesting terms.

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

Eligible employees, directors and team members under ECP VII were awarded grants of Global Sources Ltd. common shares, the numbers of which are determined by the Equity Compensation Plan committee periodically. Entitlement of the employees and directors to these common shares was subject to employment and vesting terms. Entitlement of team members to these common shares was subject to continued services provided by the team-members and vesting terms.

The Equity Compensation Plan committee approved the awards of common shares under ECP VII on January 1, 2002 and made further awards on various dates subsequently. The non-cash compensation expenses associated with the above awards are recognized over the six years vesting term from the respective award dates. All the share awards under this plan have fully vested.

On March 6, 2007, the Plan Committee approved and issued “The Global Sources Share Grant Award Plan” as a supplementary or subsidiary document to the ECP 2007 Master Plan. Under the plan, the Plan Committee is to determine who will be granted awards of shares and the number of shares to be awarded to them, and the vesting schedule for such awards. The plan commenced with effect on March 6, 2007, and will terminate upon the expiration or termination of the ECP 2007 Master Plan, or upon the liquidation of the Company, or upon termination by the Plan Committee, whichever is the earliest to occur. The Plan Committee approved awards of common shares under the plan during the years 2007 to 2012 to employees and team members (consultants and the employees of third party independent contractors). The non-cash compensation expenses associated with the awards are recognized over the six year vesting term of the award.

On April 24, 2009, the Plan Committee approved and issued “The Global Sources Directors Share Grant Award Plan” as a supplementary or subsidiary document to the ECP 2007 Master Plan. Persons eligible to receive grants under the plan are directors of the Company. Under the plan, the Plan Committee is to determine who amongst the directors of the Company will be granted awards of shares and the number of shares to be awarded to them. Any shares awarded will not vest immediately, but only at the end of four years after such effective date as may be specified by the Plan Committee (or in accordance with such other vesting schedule as may be determined by the Plan Committee). The plan commenced with effect on April 24, 2009, and will terminate upon the expiration or termination of the ECP 2007 Master Plan, or upon the liquidation of the Company, or upon termination by the Plan Committee, whichever is the earliest to occur. The Plan Committee awarded 19,500 common shares (comprising 3,000 common shares each to six directors and 1,500 to one director) to the seven directors of the Company, 21,000 common shares (comprising 3,000 common shares each to seven directors), 1,500 common shares (to one director), 21,000 common shares (comprising 3,000 common shares each to seven directors) and 21,000 common shares (comprising 3,000 common shares each to seven directors) in January 2012, January 2011, June 2011, January 2010 and June 2009, respectively. The non-cash compensation expenses as of December 31, 2012, associated with the awards under the plan are recognized over the four year vesting term of the award.

As of December 31, 2012 and December 31, 2011, there was $4,298 and $5,371, respectively, of unrecognized non-cash compensation cost associated with the awards under the above ECP plans, excluding the awards under ECP VI, and The Global Sources Retention Share Grant Plan and The Global Sources Retention Share Grant Plan II, which are expected to be recognized over the next six years.

GLOBAL SOURCES LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

(b)	Share grants for non-compete agreements

Eligible employees and team members under ECP VI are awarded, after they resigned or retired from their respective employment or consultancy service, one-time grants of Global Sources Ltd. common shares, the numbers of which are determined by the Equity Compensation Plan committee. Entitlement of the grantees to these common shares is subject to non-compete terms. There is no other vesting conditions other than the non-compete terms. The Equity Compensation Plan committee approved ECP VI on March 13, 2001 and made awards of common shares under the plan on various dates subsequently.

On March 6, 2007, the Plan Committee approved and issued “The Global Sources Retention Share Grant Plan” as a supplementary or subsidiary document to the ECP 2007 Master Plan. Persons eligible to receive grants under the plan are persons who have been the employees and team members for at least five years, who retire “in good standing” (as determined by the Plan Committee), and who would otherwise have their unvested shares (under any applicable equity compensation plans) forfeited upon retirement. The Plan Committee is to determine who amongst eligible persons will be granted awards of common shares. The number of common shares to be awarded to such grantees is calculated according to a formula defined in the plan, and will vest in equal installments over a period of five years after retirement, subject to certain non-compete terms and the grantees remaining “in good standing”. There is no other vesting conditions other than the non-compete terms. The plan commenced with effect from March 6, 2007, and will terminate upon the expiration or termination of the ECP 2007 Master Plan, or upon the liquidation of the Company, or upon termination by the Plan Committee, whichever is the earliest to occur. The Plan Committee approved awards of common shares under the plan during 2007 to 2012.

On May 9, 2012, the Company established The Global Sources Retention Share Grant Plan II (amended effective as of May 1, 2012) to issue share awards to former employees and former team members when they resign or retire from their respective employment or consultancy service. Under this plan, the share grants vest over a five-year period on a graded vesting basis, with a percentage of shares vesting each year. The grantee is subject to the non-compete terms stipulated in the plan. There is no vesting conditions other than the non-compete terms. The shares awarded to a grantee can be issued by the Company to the trustee of the 2007 Trust, to be held by the trustee, at any time following the award thereof or can be issued by the Company directly to the grantee, in accordance with the vesting rules. The Company recognizes the intangible asset relating to the non-compete provisions of the awards under the ECP VI, The Global Sources Retention Share Grant Plan and The Global Sources Retention Share Grant Plan II at the fair value on date of grant in accordance with note 2.15(b).

As of December 31, 2012 and December 31, 2011, there was $1,369 and $2,128 balance of intangible asset, respectively, associated with the awards under the ECP VI, The Global Sources Retention Share Grant Plan and The Global Sources Retention Share Grant Plan II which is expected to be amortized over the next five years. During the year ended December 31, 2012 the Company recorded $751 (2011: $764; 2010: $558) amortization of intangible assets associated with the awards under these plans.

GLOBAL SOURCES LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

The Company’s non-vested shares as of December 31, 2012 and 2011 and changes during the year ended December 31, 2012 and 2011 were as follows:

	ECP V Grant Plan		ECP VI Grant Plan		ECP VII Grant Plan		The Global Sources Share Grant Award Plan		The Global Sources Retention Share Grant Plan and the Global Sources Retention Share Grant Plan II		The Global Sources Directors Share Grant Award Plan
	Number of shares	Weighted average grant date fair value	Number of shares	Weighted average grant date fair value	Number of shares	Weighted average grant date fair value	Number of shares	Weighted average grant date fair value	Number of shares	Weighted average grant date fair value	Number of shares	Weighted average grant date fair value

Non-vested at January 1, 2012	21,200	$5.95	2,000	$7.42	135,625	$6.86	1,340,673	$9.28	302,577	$7.96	64,500	$8.10
Granted	-	-	-	-	-	-	365,238	$5.07	72,044	$6.16	19,500	$5.08
Vested	(3,100)	$7.11	(500)	$7.42	(135,625)	$6.86	(185,661)	$9.40	(88,808)	$8.14	-	-
Forfeited	-	-	-	-	-	-	(80,414)	$8.31	(5,516)	$8.29	-	-
Non-vested at December 31, 2012	18,100	$5.75	1,500	$7.42	-	-	1,439,836	$8.25	280,297	$7.43	84,000	$7.40

Non-vested at January 1, 2011	27,298	$6.18	2,500	$7.42	340,433	$7.15	1,113,710	$8.64	391,648	$7.99	42,000	$7.13
Granted	9,321	$11.84	-	-	-	-	372,853	$11.49	2,721	$10.09	22,500	$9.91
Vested	(15,419)	$9.93	(500)	$7.42	(204,556)	$7.35	(130,051)	$10.15	(90,239)	$8.13	-	-
Forfeited	-	-	-	-	(252)	$6.86	(15,839)	$8.70	(1,553)	$9.89	-	-
Non-vested at December 31, 2011	21,200	$5.95	2,000	$7.42	135,625	$6.86	1,340,673	$9.28	302,577	$7.96	64,500	$8.10

The total fair value of shares vested during the years ended December 31, 2012 and 2011 were as follows:

Year ended December 31,	ECP V Grant Plan	ECP VI Grant Plan	ECP VII Grant Plan	The Global Sources Share Grant Award Plan	The Global Sources Retention Share Grant Plan and the Global Sources Retention Share Grant Plan II	The Global Sources Directors Share Grant Award Plan	Total

2012	$19	$3	$658	$905	$578	$-	$2,163
2011	$174	$6	$1,291	$1,238	$794	$-	$3,503

Non-cash compensation expenses associated with the employee and team member Equity Compensation Plans and Global Sources Directors Share Grant Award Plan included under various categories of operating expenses are approximately as follows: sales: $565 (2011: $737; 2010: $545), community and content: $70 (2011: $234; 2010: $284), general and administrative $1,524 (2011: $1,528; 2010: $1,089), and information and technology: $250 (2011: $278; 2010: $269).

GLOBAL SOURCES LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

22.           Other reserves

	Accumulated other comprehensive income
	Fair value reserve	Currency translation reserve	Capital reserve	Total

At January 1, 2012	$-	$5,177	$147,414	$152,591
Fair value gains (note 14)	52	-	-	52
Currency translation differences	-	1,623	-	1,623
Less : Share of non-controlling interests	(19)	(50)	-	(69)
Non-cash compensation	-	-	2,409	2,409
Capitalisation of intangible assets relating to share grants for non-compete agreements, net (note 13)	-	-	26	26
Issuance of shares	-	-	(3)	(3)
At December 31, 2012	$33	$6,750	$149,846	$156,629

At January 1, 2011	$-	$2,080	$144,611	$146,691
Currency translation differences	-	3,212	-	3,212
Less : Non-controlling interests share of currency translation differences	-	(115)	-	(115)
Non-cash compensation	-	-	2,777	2,777
Capitalisation of intangible assets relating to share grants for non-compete agreements, net (note 13)	-	-	28	28
Issuance of shares	-	-	(2)	(2)
At December 31, 2011	$-	$5,177	$147,414	$152,591

23.           Deferred income and customer prepayments

	December 31, 2012	December 31, 2011

Non-current portion:
Advertising	$2,990	$4,963
Exhibitions	6,072	3,327
	$9,062	$8,290
Current portion:
Advertising	47,904	64,985
Exhibitions, subscription and others	36,636	36,856
	$84,540	$101,841

24.           Accrued liabilities

	December 31, 2012	December 31, 2011

Salaries, wages and commissions	$2,507	$2,147
Retirement defined contribution accruals	869	856
Liabilities for incentive plan	1,759	1,565
Printing, paper and bulk mailing costs	221	216
Sales commissions and fees to third parties	4,745	6,373
Business taxes	4,946	3,348
Others	5,362	3,218
	$20,409	$17,723

GLOBAL SOURCES LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

25.           Contingencies

From time to time the Company is involved in litigation in the normal course of business. While the results of such litigation and claims cannot be predicted with certainty, the Company believes that the probability is remote that the outcome of the outstanding litigation and the claims will have a material adverse effect on the Company’s consolidated financial position, results of operations and cash flows.

26.           Commitments

(a)           Capital commitment

Capital expenditure contracted for at the end of the reporting period but not yet incurred is as follows:

	2012	2011

Purchase of property and equipment	$9	$506
Total	$9	$506

(b)           Operating lease commitments – group company as lessee

The Company leases office facilities and exhibition venues under cancelable and non-cancelable operating leases generally with an option to renew upon expiry of the lease term.

The future aggregate minimum lease rental payments under non-cancelable operating leases for office premises are as follows:

	2012	2011

No later than 1 year	$831	$711
Later than 1 year and no later than 5 years	749	67
Total	$1,580	$778

During the first quarter of 2007, the Group entered into a number of venue license agreements for exhibition events amounting to $44,396 in payments over five and a half years and in January 2011, the Group signed supplemental agreements for additional space, increasing the total amount to $44,529. In 2010, the Group further entered into a number of venue license agreements for the exhibition events amounting to a gross value of approximately $19,990 in payments over five years. Again in 2012, the Group entered into additional venue license agreements for the exhibition events amounting to a gross value of approximately $21,664. All the above agreements are cancellable under force majeure or other specified conditions, or upon notice and payment of cancellation charges to the other party. The amounts paid will be expensed when the related events are held. As of December 31, 2012, the Group paid approximately, in aggregate, $46,364 under these agreements.

In addition, the Group entered into several agreements for the venue rental for future exhibition events to be held in 2012 to 2014 amounting to $1,193 in 2011 to 2012. The amounts paid under these agreements as of December 31, 2012 were $552. The above agreements are cancellable upon notice and payment of cancellation charges to the other party.

(c)	Operating lease commitments – group company as lessor

The Company leases out office premises to non-related companies under non-cancellable operating leases. The future aggregate lease payments receivable under non-cancellable operating leases for office premises within the next 1 year and later than 1 year but not later than 5 years are $1,607 and $968, respectively.

GLOBAL SOURCES LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

27.           Business combinations

Acquisition of Huanyu Shishang Exhibition (Shenzhen) Co Ltd

In March 2012, Trade Media Holdings Limited (a subsidiary of the Group) acquired 80% equity interest in Haoji Group Limited, a company incorporated in the British Virgin Islands, which through Space Exhibition Consultants Limited (a wholly owned subsidiary in Hong Kong) owns 100% of Huanyu Shishang Exhibition (Shenzhen) Co., Ltd, a company incorporated in the People's Republic of China.

Huanyu Shishang Exhibition (Shenzhen) Co., Ltd organises and hosts the China (Shenzhen) International Brand Clothing & Accessories fair (SZIC), one of the largest fashion shows in Asia.

The total consideration for this acquisition was $17,010, with an initial cash consideration of $12,693 that was paid upon completion of the transaction, and another additional cash consideration of $4,317 that is payable in FY2013 upon certain performance-related conditions being fulfilled.

With SZIC's dominant presence in the expanding fashion industry combined with the Group's established global presence and strong network in China, this acquisition positions the Group with an advantage in the fashion industry.

The Group accounted for this acquisition as a business combination. As the Group gained control of Haoji Group Limited on March 9, 2012, the results of the operations were consolidated from this date onwards.

Consideration
Cash consideration	$17,010

Effects on cashflow of the Group
Cash paid	12,693
Contingent consideration payable in 2013	4,317
Total consideration (as above)	17,010
Less : Cash and cash equivalents in subsidiaries acquired	(1,334)
15,676
Cash outflow in year 2012	11,359
Expected cash outflow in year 2013	4,317
Cash outflow on acquisition	15,676

Recognised amounts of identifiable assets acquired and liabilities assumed
Cash and cash equivalent	1,334
Deferred expenses	2
Contractual backlogs	621
Trademarks	19,774
Goodwill	4,980
26,711
Accounts Payable	9
Trade deposits received	1,585
Accruals	3
Deferred tax liabilities	5,098
6,695
Less : Non-controlling interest	3,006

Total	17,010
Cumulative acquisition related costs included in general and administrative expenses in consolidated income statements for year ended December 31, 2012 (2011: $52)	$293

GLOBAL SOURCES LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

The goodwill of $4,980 arising from the acquisition is attributable to the acquired workforce and marketing network.

The contingent consideration arrangement requires the Group to pay the former owners of SZIC $4,317 if SZIC achieves the targeted net profit for the period from January 1, 2012 to December 31, 2012. The fair value of the contingent consideration as at date of acquisition was estimated based on an income approach where the potential undiscounted amount of future payments is between $nil to $4,317 and the impact of discounting is not significant. As at December 31, 2012, the consideration was finalized at $4,317 and was subsequently paid in 2013.

The Group has chosen to recognize the non-controlling interest for this acquisition based on their proportionate share of the identifiable net assets of the acquiree.

The acquired subsidiary contributed revenue of $7,009 and net income of $752 to the company from March 9, 2012 to December 31, 2012. If the acquisition had occurred on January 1, 2012, the Group’s revenue and net profit for the year ended December 31, 2012, would have been $231,740 and $32,702, respectively.

28.           Related party transactions

The following transactions were carried out with related parties:

(a)	Purchases of services

	2012	2011

Rental and building maintenance services received from subsidiaries of a major shareholder of the Company	$-	$396
Reimbursement of membership fees from a subsidiary of a major shareholder of the Company for use of club membership	-	9
Purchases of investment consultancy services from subsidiaries of a major shareholder of the Company	-	15
Total	$-	$420

Based on the information in Amendment No. 7 to the Schedule 13D filed with the SEC on April 22, 2011, during the period from January 19, 2011 to April 15, 2011, Hung Lay Si co., Ltd, the former major shareholder, transferred all of the common shares owned by it to four unaffiliated separate entities. As a result, the related party relationship ended on 15 April 2011. The disclosure above pertained to transactions with Hung Lay Si group of companies from January 1, 2011 to April 15, 2011. There were no other material related party transactions during the year 2012 and 2011.

(b)           Key management compensation

The compensation paid or payable to key management for employee services is shown below:

	2012	2011

Wages, salaries, bonus and fees	$2,129	$2,302
Retirement contribution plans	43	59
Non-cash compensation expenses	718	1,465
Other benefits	22	10
Total	$2,912	$3,836

29.           Events after reporting periods

With an intent to realign its real estate property holding position the Group decided to sell one of the commercial properties that is currently vacant. In February 2013, the Group has signed a letter of intent for the sale of its property in Excellence Times Square in Shenzhen, China, comprising approximately 1,939 square meters of office space, for a total cash consideration of approximately $19,300. The transaction is subject to the formal sale and purchase agreement being signed on or before April 30, 2013 and the buyer’s full payment of the purchase price being made on or before May 7, 2013. The impact resulting from this transaction on the Group’s net profit for 2013 is expected to be a net gain of approximately, $8,500.

GLOBAL SOURCES LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

On March 18, 2013, the Group signed a sale and purchase agreement for the sale of office space on the 26th floor of Southmark building in Hong Kong, China, comprising a total area of 9,431 square feet, and three car parking spaces, for a total cash consideration of approximately $9,000. The transaction has been completed on March 28, 2013 and full payment of the purchase price has been received by the Group from the buyer. The impact resulting from this transaction on the Group’s net profit for 2013 is expected to be a net gain of approximately, $4,400.

In order to reduce the Group’s exposure to potential rental cost increases, the Group has signed a sale and purchase agreement on March 18, 2013 for the purchase of commercial property on the 21st, 22nd and 23rd floors of the Vita Tower in Hong Kong, China, which the Group currently leases for operational use. This comprises a total of 36,822 square feet of office space, for a total purchase consideration of approximately $23,600.  The transaction has been completed on March 28, 2013 and the total purchase consideration has been paid by the Group.

30.           Recent accounting pronouncements

New standards, amendments and interpretations issued that are effective for the financial year beginning 1 January 2013:

•
IAS 19, ‘Employee benefits’ was amended in June 2011. The requirements of the standard are as follows: to eliminate the corridor approach and recognize all actuarial gains and losses in other comprehensive income as they occur; to immediately recognize all past service costs; and to replace interest cost and expected return on plan assets with a net interest amount that is calculated by applying the discount rate to the net defined benefit liability (asset). The Group adopted IAS 19 for the accounting period beginning on January 1, 2013 and the adoption of this standard is not expected to have a significant impact on the Group’s financial statements.

•
IFRS 9, ‘Financial instruments’, addresses the classification, measurement and recognition of financial assets and financial liabilities. IFRS 9 was issued in November 2010 and October 2011. It replaces the parts of IAS 39 that relate to the classification and measurement of financial instruments. IFRS 9 requires financial assets to be classified into two measurement categories: those measured at fair value and those measured at amortized cost. The determination is made at initial recognition. The classification depends on the entity’s business model for managing its financial instruments and the contractual cash flow characteristics of the instrument. For financial liabilities, the standard retains most of the IAS 39 requirements. The main change is that, in cases where the fair value option is taken for financial liabilities, the part of a fair value change due to an entity’s own credit risk is recorded in other comprehensive income rather than the income statement, unless this creates an accounting mismatch. The Group adopted IFRS 9 for the accounting period beginning on January 1, 2013 and the adoption of this standard is not expected to have a significant impact on the Group’s financial statements.

•
IFRS 10, Consolidated financial statements’ builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included within the consolidated financial statements of the parent company. The standard provides additional guidance to assist in the determination of control where this is difficult to assess. The Group adopted IFRS 10 for the accounting period beginning on January 1, 2013 and the adoption of this standard is not expected to have a significant impact on the Group’s financial statements.

•
IFRS 11 replaces the guidance on ‘Joint ventures’ in IAS 31 -Interests in Joint Ventures and SIC 13 - Jointly Controlled Entities - Non-Monetary Contributions by Venturers. The new standard introduces a principles-based approach to accounting for joint arrangements that requires a party to a joint arrangement to recognize its rights and obligations arising from the arrangement. The new standard requires that joint ventures be accounted for under the equity method thus eliminating the option to proportionally consolidate such ventures. The Group adopted IFRS 11 for the accounting period beginning on January 1, 2013 and there was no impact on the Group’s financial statements upon adoption, and its effects on future periods will depend on the nature of and significance of joint arrangements subject to this standard.

GLOBAL SOURCES LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

•
IFRS 12, ‘Disclosures of interests in other entities’ includes the disclosure requirements for all forms of interests in other entities, including joint arrangements, associates, special purpose vehicles and other off balance sheet vehicles. The Group adopted IFRS 12 for the accounting period beginning on January 1, 2013 and the adoption of this standard is not expected to have a significant impact on the Group’s financial statements as it affects only the disclosures.

•
IFRS 13, ‘Fair value measurement’, aims to improve consistency and reduce complexity by providing a precise definition of fair value and a single source of fair value measurement and disclosure requirements for use across IFRSs. The requirements, which are largely aligned between IFRSs and US GAAP, do not extend the use of fair value accounting but provide guidance on how it should be applied where its use is already required or permitted by other standards within IFRSs or US GAAP. The Group adopted IFRS 13 for the accounting period beginning on January 1, 2013 and the adoption of this standard is not expected to have a significant impact on the Group’s financial statements.

There are no other IFRSs or IFRIC interpretations that are not yet effective that would be expected to have a material impact on the group.

B.	Significant changes

No significant changes have occurred since the date of the annual financial statements except for the following:

The Shenzhen International Machinery Manufacturing Industry Exhibition and its related shows (the “SIMM Events”) currently consist of two groups of co-located trade shows: (a) the Shenzhen International Machinery Automation Exhibition and the Shenzhen International Mould Making Technology & Product Exhibition (collectively, the “Group A SIMM Events”); and (b) the Shenzhen International Cutlery & Tools Exhibition and the Shenzhen International Metal Processing Industry Exhibition (collectively, the “Group B SIMM Events”). We have entered into an agreement in April 2013 to acquire a 70% interest in the Group A SIMM Events and a 56% interest in the Group B SIMM Events, for a total consideration ranging between approximately US$11 million to approximately US$16 million, depending upon certain performance-related conditions. The transaction is subject to closing conditions.

ITEM 9.	THE OFFER AND LISTING

Price history of stock

The following table sets forth the high and low per share closing prices for our common shares for the periods indicated, as adjusted for the one for ten bonus share issues announced on February 16, 2004, March 1, 2005, March 6, 2006, March 5, 2007, December 20, 2007 and on February 12, 2009.

Period	High	Low
Year 2008	$26.68	$4.18
Year 2009	$7.97	$3.30
Year 2010	$11.04	$6.00
Year 2011	$12.78	$4.81
Year 2012	$7.37	$4.90
First Quarter 2011	$11.91	$9.02
Second Quarter 2011	$12.78	$8.63
Third Quarter 2011	$9.92	$6.61
Fourth Quarter 2011	$8.30	$4.81
First Quarter 2012	$7.37	$4.90
Second Quarter 2012	$6.70	$4.96
Third Quarter 2012	$7.34	$5.38
Fourth Quarter 2012	$6.81	$5.40
First Quarter 2013	$8.48	$6.43
December 2012	$6.50	$5.56
January 2013	$8.24	$6.43
February 2013	$8.48	$7.29
March 2013	$8.15	$7.11

Markets

Our shares are listed and traded under the symbol “GSOL” on Nasdaq.

ITEM 10.	ADDITIONAL INFORMATION

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

Description of Shareholder Rights Attaching to Our Common Shares

The Company is registered with the Registrar of Companies in Bermuda with registration number 27310. It has the usual objects and powers of a Bermuda exempt company, found in its memorandum of association, empowering it to, among other things, deal in goods of all kinds, and to acquire, hold and dispose of all forms of real property outside Bermuda, and personal property worldwide, including intellectual property. Our authorized share capital consists of 75,000,000 common shares, par value $0.01 per share. As of February 28, 2013, we had a total of 52,379,232 common shares issued, comprising 34,383,232 common shares outstanding and 17,996,000 common shares held as treasury shares.

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

As of February 28, 2013, we had a total of 52,379,232 common shares issued, comprising 34,383,232 common shares outstanding and 17,996,000 common shares held by the Company as treasury shares; all of our issued common shares were fully paid; and apart from the common shares held as treasury shares, no other shares of the Company were held by the Company or its subsidiaries.

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

However, to the extent that any premium is payable on the purchase, the premium must be provided out of the funds of a company that would otherwise be available for dividend or distribution or out of a company’s share premium account. Any common shares purchased by a company are treated as cancelled and the amount of the company’s issued capital is diminished by the nominal value of the shares accordingly but shall not be taken as reducing the amount of the company’s authorized share capital. However, a company may also purchase its own shares, to be held as treasury shares, if authorized to do so by its memorandum of association or bye-laws. A proposed resolution for the amendment of our bye-laws, to authorize us to purchase our own shares, to be held as treasury shares, was put forth to our shareholders for approval at our Annual General Meeting, held on June 18, 2007 (Hong Kong time). The resolution was approved by our shareholders, so we are now able to acquire our own shares and hold them as treasury shares, subject always of course to the provisions of the Companies Act, to our bye-laws, to the securities laws of the United

States and to the rules of Nasdaq. On February 4, 2008, we announced via a press release that our board of directors had authorized a program to repurchase up to $50 million of our common shares in the open market or through private transactions, from time to time, as business conditions warrant, but on the basis that we are not obligated to repurchase any specific number of shares and that the program may be suspended or terminated at any time at our management’s discretion. The timing and amount of the repurchase of shares (if any) will be determined by our management, based on its evaluation of market conditions and other factors. As of February 28, 2013, no repurchases of our common shares have been made under this program.

On November 21, 2008, we commenced a tender offer for the purchase of up to 6.25 million of our common shares, or approximately 13.4% of our total common shares then issued and outstanding, at a total purchase price of up to $50.0 million or $8.00 per share. The tender offer expired on December 19, 2008. Our common shares that were properly tendered and not properly withdrawn were greater than the number of shares that we offered to purchase. Consequently, we accepted for purchase on a pro rata basis 6.25 million of the shares properly tendered and not properly withdrawn by shareholders. We are holding the repurchased shares as treasury shares, which are disclosed as such on our balance sheet as of December 31, 2012.

On June 30, 2010, we commenced a tender offer for the purchase of up to 11,121,000 of our common shares, or approximately 24.9% of our total issued and outstanding common shares as of April 30, 2010, at a total purchase price of up to $100,089,000 or $9.00 per share. The tender offer expired on July 28, 2010. Our common shares that were properly tendered and not properly withdrawn were greater than the number of shares that we offered to purchase. Consequently, we accepted for purchase on a pro rata basis 11,107,023 and on an “odd lot” basis 13,977 of the shares properly tendered and not properly withdrawn by shareholders. We are holding the repurchased shares as treasury shares, which are disclosed as such on our balance sheet as of December 31, 2012.

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

Appraisal Rights and Shareholder Suits

Amalgamation and Merger

The Companies Act provides that, subject to the terms of a company’s bye-laws, both the amalgamation and the merger of a Bermuda company with another company requires the amalgamation agreement or the merger agreement (as applicable) to be approved by the board of directors and at a meeting of the shareholders by a majority vote of seventy-five percent of the members present and entitled to vote at that meeting in respect of which the quorum shall be two persons holding or representing at least one-third of the issued shares of the company or class, as the case may be.

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

We have received from the Minister of Finance a written undertaking under the Exempted Undertakings Tax Protection Act, 1966 (as amended) of Bermuda, to the effect that in the event of there being enacted in Bermuda any legislation imposing tax computed on profits or income, or computed on any capital asset, gain or appreciation, or any tax in the nature of estate duty or inheritance tax, then the imposition of any such tax shall not be applicable to us or to any of our operations or to our shares, debentures or other obligations until March 31, 2035. These assurances are subject to the proviso that they are not construed so as to prevent the application of any tax or duty to such persons as are ordinarily resident in Bermuda or to prevent the imposition of property taxes on any company owning real property or leasehold interests in Bermuda.

Currently there is no Bermuda withholding tax on dividends that may be payable by us in respect to the holders of our common shares. No income, withholding or other taxes or stamp duty or other duties are imposed upon the issue, transfer or sale of the shares or on any payment thereunder. There is no reciprocal income tax treaty affecting us exists between Bermuda and the United States.

As an exempted company, we and our Bermuda subsidiaries are liable to pay in Bermuda an annual government fee calculated on a sliding scale basis by reference to our and our Bermuda subsidiaries’ respective assessable capital, which is the aggregate of our and our Bermuda subsidiaries’ respective authorized share capital and the premium on our and our Bermuda subsidiaries’ respective issued shares. For each of the years 2012 and 2013, the applicable annual government fees were US$10,455.00 per year for us and US$1,995.00 per company per year for each of our two Bermuda subsidiaries. These amounts have already been paid.

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

At December 31, 2012, if the RMB had weakened/strengthened by 1% (2011: 4%; 2010: 3%) against the USD with all other variables held constant, profit for the year would have been $1.0 million (2011: $2.4 million; 2010: $0.8 million) lower/higher as a result of foreign currency gains/losses on translation of RMB denominated monetary assets and liabilities.

(ii)           Cash flow and fair value interest rate risk

We have no interest-bearing borrowings as of December 31, 2012 and 2011. Our exposure to changes in market interest rates is mainly attributable to our interest-bearing assets including available-for-sale financial assets, term deposits with banks and cash and cash equivalents. As of December 31, 2012 and December 31, 2011, the term deposits with banks are all fixed interest rate instruments and the available-for-sale securities are highly liquid and are short term in nature. Therefore interest rate risk is considered to be insignificant.

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

Bank deposits that are neither past due nor impaired are mainly deposits with banks with high credit-ratings assigned by international credit-rating agencies. Available-for-sale financial assets are highly liquid instruments maintained with reputable institutions. Accounts receivable and receivables from sales representatives that are neither past due nor impaired are substantially companies with a good collection track record with us.

In the years ended December 31, 2012 and December 31, 2011, we derived more than 90% of our revenue from customers in the Asia-Pacific region. We expect that a majority of our future revenue will continue to be generated from customers in this region. Future political or economic instability in the Asia-Pacific region could negatively impact our business.

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

Based on the foregoing, management with the participation of the Executive Chairman and Chief Financial Officer have concluded that, as of December 31, 2012, the end of the period covered by this report, the Company’s disclosure controls and procedures were effective.

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

Management evaluated the effectiveness of our internal control over financial reporting as of December 31, 2012 using the framework set forth in the report of the Treadway Commission’s Committee of Sponsoring Organizations (“COSO”), “Internal Control — Integrated Framework.”

Based on the foregoing, management has concluded that our internal control over financial reporting was effective as of December 31, 2012. Our independent registered public accounting firm, PricewaterhouseCoopers LLP, has issued an audit report on our internal control over financial reporting, which is included herein.

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

During 2012, the Company did not grant any waiver, including any implicit waiver, from any provision of the Code of Ethics to the executive chairman, the chief executive officer, chief financial officer, chief accounting officer or controller or other person performing similar functions.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

PricewaterhouseCoopers LLP served as our independent registered public accounting firm from August 2008.

The following table shows the aggregate audit fees, audit-related fees, tax fees and all other fees for the services provided by PricewaterhouseCoopers LLP for 2012 and 2011:

	Year ended December 31,
	2012	2011
Audit fees	$1,033,002	$923,350
Audit-related fees	28,651	14,720
Total	$1,061,653	$938,070
Tax fees	28,577	27,586
Total fees	$1,090,230	$965,656

Audit fees include fees associated with the review of the Company’s annual financial statements and services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years.

The audit-related fees billed to the Company by PricewaterhouseCoopers LLP for the fiscal year ended December 31, 2011, were fees for services relating to accounting workshops and training conducted for the Company. The audit-related fees for year 2012 were fees for services relating to accounting workshops and training conducted for the Company.

Tax fees for year 2011 for tax compliance, tax advice and tax planning consisted of review of tax returns for six subsidiaries of the Company, filing of Quarterly VAT returns for a subsidiary and permissible tax compliance advice. For year 2012 such fees consisted of review of tax returns for six subsidiaries of the Company and filing of Quarterly VAT returns for a subsidiary.

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

On November 21, 2008, we commenced a tender offer for the purchase of up to 6.25 million of our common shares, or approximately 13.4% of our total common shares then outstanding, at a total purchase price of up to $50.0 million or $8.00 per share. The tender and offer expired on December 19, 2008. Our common shares that were properly tendered and not properly withdrawn were greater than the number of shares that we offered to purchase. Consequently, we accepted for purchase on a pro rata basis 6.25 million of the shares properly tendered and not properly withdrawn by shareholders. We are holding the repurchased shares as treasury shares, which are disclosed as such on our balance sheet as of December 31, 2012 and 2011.

On June 30, 2010, we commenced a tender offer for the purchase of up to 11,121,000 of our common shares, or approximately 24.9% of our total outstanding common shares as of April 30, 2010, at a total purchase price of up to $100,089,000 or $9.00 per share. The tender offer expired on July 28, 2010. Our common shares that were properly tendered and not properly withdrawn were greater than the number of shares that we offered to purchase. Consequently, we accepted for purchase on a pro rata basis 11,107,023 and on an “odd lot” basis 13,977 of the shares properly tendered and not properly withdrawn by shareholders. We are holding the repurchased shares as treasury shares, which are disclosed as such on our balance sheet as of December 31, 2012 and 2011.

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

ITEM 19.	EXHIBITS

EXHIBIT INDEX

Exhibit No.	Description
1.1	Memorandum of Association of the Company. *
1.2	Bye-laws of the Company. *
1.3	Amendments to the bye-laws of Global Sources Ltd., as approved at the May 6, 2002 Annual General Meeting of Shareholders. ++
2.1	Specimen Certificate. *
4.2	Form of executive officer employment agreement. *
4.3	Employment Agreement dated November 1, 1999, by and between Trade Media Holdings Limited and Merle Hinrich. *
4.4	Amendment to Employment Agreement dated January 19, 2000, between Trade Media Holdings Limited and Merle Hinrich. *
4.5	Employment Agreement dated as of January 29, 2000, by and between LER Corporation and Merle Hinrich. *
4.6	Form of Restricted Stock Award and Agreement, dated as of January 29, 2000, by and between LER Corporation and Merle Hinrich. *
4.7	Amendment No.1 to Restricted Stock Award and Agreement dated as of February 29, 2000, by and between LER Corporation and Merle Hinrich. *
4.18	Form of The Global Sources Employee Equity Compensation Plan No. IV. **
4.19	Form of The Global Sources Employee Equity Compensation Plan No. V. **
4.20	Form of The Global Sources Employee Equity Compensation Plan No. VI. ***
4.21	Form of The Global Sources Employee Equity Compensation Plan No. VII. *****
4.22	Global Sources’ Code of Ethics (updated effective as of July 1, 2009) (approved and adopted by the Board of Directors on July 1, 2009). ******
4.23	Form of The Global Sources Employee Equity Compensation Plan No. V (Amended). *****
4.24	Placement Agency Agreement dated March 17, 2005, between the Company and W.R. Hambrecht & Co. LLC. #
4.25	Form of Purchase Agreement between the Company and certain purchasers of the common shares. #
4.26	Shenzhen International Chamber of Commerce Tower Subscription Agreement dated July 5, 2004 (English translation). ++++
4.27	Real Estate Sales Contract of Shenzhen (Presale) dated August 31, 2004 (English translation). ++++
4.28	Supplemental Agreement to the Contract on Purchasing Shenzhen International Commercial Chamber Center Premises dated August 31, 2004 (English translation). ++++
4.29	Summary Table of Property Units and Payment Amounts. ++++
4.30	Supplementary Agreement Concerning Alteration of Payment Method dated December 3, 2004 (English translation). ++++
4.31	Sale and Purchase Agreement, dated May 24. 2006, by and between IDG Technology Venture Investment, Inc., Trade Media Holdings Limited and International Data Group, Inc. ~
4.32	Call Option Deed Relating to Shares in HC International, Inc., dated May 24, 2006, between Trade Media Holdings Limited and other parties thereto. ~
4.33	Call Option Deed Relating to Equity Interest in Beijing Huicong International Information Co., Ltd., dated May 24, 2006, between Trade Media Holdings Limited and HC Construction Co., Ltd. ~
4.34	The Global Sources Ltd. Directors Purchase Plan (as of 5 November 2005). +++++
4.35	The Global Sources Equity Compensation (2007) Master Plan. +++++
4.36	The Global Sources Share Grant Award Plan. ++++++
4.37	The Global Sources Retention Share Grant Plan. ++++++
4.38	Sale and Purchase Agreement, dated December 10, 2007, by and between Global Sources Ltd., Trade Media Holdings Limited and IDG Technology Venture Investment III, L.P. +++++++
4.39	The Global Sources Directors Share Grant Award Plan. ++++++++
4.40	Directors Purchase Plan (updated effective as of January 1, 2009). ++++++++
4.41	Real Estate Sales Contracts of Shanghai (For Office Building) and Supplementary Terms (English translation). ******
4.42	Summary Table of Property Units and Payment Amounts. ******
4.43	The Global Sources Equity Compensation (2007) Master Plan (amended effective as of January 1, 2012). +++++++++
4.44	The Global Sources Retention Share Grant Plan II. +++++++++

Exhibit No.	Description
4.45	The Global Sources Retention Share Grant Plan II (amended effective as of May 1, 2012). ++++++++++
4.46 4.47 4.48 4.49
The Global Sources Equity Compensation (2007) Master Plan (amended effective as of January 1, 2012) (as extended to December 31, 2017).  +++++++++++
Letter of intent for assignment of property of Shenzhen Excellence Times Square.
Agreement for sale and purchase of property in Vita Tower, Hong Kong.
Agreement for sale and purchase of a portion of property in Southmark building, Hong Kong.

8.1	Subsidiaries of Global Sources Ltd.
12.1	Certification of the Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of the Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification by the Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes – Oxley Act of 2002.
13.2	Certification by the Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes–Oxley Act of 2002.
14.1	Consent of Independent Accountants for incorporation of their report filed with Form 6-K into the Company’s previously filed Registration Statements File No. 333-59058 and 333-62132. ****
14.2	Changes in Registrant’s Certifying Accountant. +++
14.3	Letter to the SEC from the Company pursuant to SEC Release No. 33-8070, dated April 9, 2002. ****
14.4
Consent of Independent Registered Public Accounting Firm for incorporation of their report filed under Form 20-F into the Company’s previously filed Registration Statements File No. 333-104426, 333-59058, 333-138474, 333-114411, 333-154960 and 333-177577.

14.5
Consent of Savills Valuation and Professional Services Limited for incorporation of their valuation of properties as at December 31, 2012 and their name which appears in the Company’s Annual Report on Form 20-F into the Company’s previously filed Registration Statements File No. 333-104426, 333-59058, 333-138474, 333-114411, 333-154960 and 333-177577.

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

*****	Incorporated by reference to Form S-8 Registration Statement filed with the Securities and Exchange Commission on April 10, 2003.
******	Incorporated by reference to Form 20-F Annual Report of Global Sources Ltd. filed with the Securities and Exchange Commission on April 26, 2012.
+	Incorporated by reference to Form 20-F Annual Report of Global Sources Ltd. filed with the Securities and Exchange Commission on April 30, 2002.
++	Incorporated by reference to Form 6-K filed with the Securities and Exchange Commission on May 6, 2002.
+++	Incorporated by reference to Form 6-K filed with the Securities and Exchange Commission on August 13, 2002.
++++	Incorporated by reference to Form 20-F Annual Report of Global Sources Ltd. filed with the Securities and Exchange Commission on May 13, 2005.
+++++	Incorporated by reference to Form S-8 Registration Statement filed with the Securities and Exchange Commission on November 7, 2006.
++++++	Incorporated by reference to Form 20-F Annual Report of Global Sources Ltd. filed with the Securities and Exchange Commission on June 28, 2007.

+++++++	Incorporated by reference to Form 20-F Annual Report of Global Sources Ltd. filed with the Securities and Exchange Commission on June 25, 2008.
++++++++	Incorporated by reference to Form 20-F Annual Report of Global Sources Ltd. filed with the Securities and Exchange Commission on June 26, 2009.
+++++++++	Incorporated by reference to Form 6-K filed with the Securities and Exchange Commission on March 29, 2012.
++++++++++	Incorporated by reference to Form 6-K filed with the Securities and Exchange Commission on May 11, 2012.
+++++++++++	Incorporated by reference to Form 6-K filed with the Securities and Exchange Commission on December 21, 2012.
#	Incorporated by reference to Form 6-K filed with the Securities and Exchange Commission on March 21, 2005.
##	Incorporated by reference to Form 6-K filed with the Securities and Exchange Commission on February 5, 2008.
###	Incorporated by reference to Form 6-K filed with the Securities and Exchange Commission on February 12, 2009.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

GLOBAL SOURCES LTD. By: /s/ Connie Lai Connie Lai, Chief Financial Officer

Date: April 26, 2013