Form 20-F
GLOBAL SOURCES LTD /BERMUDA
filed 2014-04-28
CIK 1110650

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 20-F

(Mark One)
[    ]           Registration Statement Pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934
OR
[ X ]	Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
for the fiscal year ended December 31, 2013.
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
22/F Vita Tower, 29 Wong Chuk Hang Road, Hong Kong
(Name, Telephone, E-mail and /or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Shares, $0.01 Par Value	NASDAQ Global Select Market

Securities registered or to be registered pursuant to Section 12(g) of the Act:  NONE

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:  NONE

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

34,483,374 common shares, $0.01 par value, outstanding as of December 31, 2013.

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

Yes                                         No

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

Item 17    ___                                Item 18    ___

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

Yes                                         No

TABLE OF CONTENTS

GENERAL INFORMATION

Page

PART I

PART II

PART III

ITEM 17.	FINANCIAL STATEMENTS	120
ITEM 18.	FINANCIAL STATEMENTS	120
ITEM 19.	EXHIBITS	121

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

In this Annual Report on Form 20-F, except as specified otherwise or unless the context requires otherwise, “we”, “our”, “us”, the “Company”, the “Group” and “Global Sources” refer to Global Sources Ltd. and its subsidiaries. All references to “fiscal” in connection with a year shall mean the year ended December 31.

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

Selected Financial Data

The following tables present the selected historical financial data of our company as of and for each of the years in the five-year period ended December 31, 2013. The selected financial information as of and for the years ended December 31, 2013, 2012 and 2011 set forth below are derived from, should be read in conjunction with, and are qualified in their entirety by reference to, the section entitled “Operating and Financial Review and Prospects” and our audited consolidated financial statements and related notes, which are included elsewhere in this document. The consolidated statements of income data for each of the three years ended December 31, 2013, 2012 and 2011 and selected consolidated balance sheet data as of December 31, 2013 and 2012 are derived from, and qualified by reference to, our audited consolidated financial statements included elsewhere in this document. The consolidated statement of income data for the years ended December 31, 2010 and 2009, and the selected consolidated balance sheet data as of December 31, 2011, 2010 and 2009 are derived from our audited financial statements not included in this document.

As disclosed above under “Special Note on Our Financial Information In This Annual Report”, our consolidated financial statements as of and for the years ended December 31, 2013, 2012, 2011, 2010 and 2009 have been prepared and presented in accordance with IFRS, as issued by the International Accounting Standards Board.

	Year ended December 31,
	2013	2012	2011	2010	2009

	(In U.S. Dollars Thousands, Except Number of Shares and per Share Data)
Income Statement Data:
Revenue
Online and other media services	$104,629	$136,101	$141,475	$122,203	$113,775
Exhibitions	85,636	88,782	77,973	69,450	55,147
Miscellaneous	7,257	6,857	5,617	4,996	3,985
	197,522	231,740	225,065	196,649	172,907
Operating Expenses:
Sales (Note 1)	61,958	80,354	81,363	71,923	63,740
Event production	24,403	26,250	24,637	21,875	18,385
Community and content (Note 1)	27,481	32,696	34,078	31,923	34,524
General and administrative (Note 1)	50,272	44,281	40,660	33,463	30,045
Information and technology (Note 1)	12,729	13,188	12,607	11,839	11,784
Total Operating Expenses	176,843	196,769	193,345	171,023	158,478
Profit on sale of property	15,410	-	-	-	-
Profit from Operations	36,089	34,971	31,720	25,626	14,429
Interest income	1,472	1,044	360	510	981
Share of loss of associate	-	(24)	-	-	-
Gain on sale of available-for-sale securities	64	-	-	1,223	-
Impairment loss on investment in associate	-	(302)	-	-	-
Profit before income taxes	37,625	35,689	32,080	27,359	15,410
Income tax expense	(4,753)	(2,744)	(1,613)	(1,117)	(498)
Net profit	32,872	32,945	30,467	26,242	14,912
Net profit attributable to non-controlling interests	(137)	(739)	(991)	(991)	(618)
Net profit attributable to the Company’s shareholders	$32,735	$32,206	$29,476	$25,251	$14,294

Basic net profit per share attributable to the Company’s shareholders	$0.95	$0.95	$0.87	$0.63	$0.32
Diluted net profit per share attributable to the Company’s shareholders	$0.91	$0.90	$0.83	$0.61	$0.31
Cash dividends declared per share	-	-	-	-	-
Shares used in basic net profit per share calculations	34,426,468	34,017,730	33,742,648	40,283,874	44,546,226
Shares used in diluted net profit per share calculations	36,068,326	35,742,495	35,385,218	41,693,616	45,751,437

	As at December 31,
	2013	2012	2011	2010	2009

	(In U.S. Dollars Thousands Except Number of Shares)
Balance Sheet Data:
Cash and cash equivalents	$137,359	$104,631	$81,903	$101,298	$91,553
Financial assets, available-for-sale	$6,367	$7,472	$13,250	$-	$6,423
Total assets (Note 2	$339,097	$311,169	$276,330	$225,703	$271,593
Net assets	$213,562	$177,312	$138,554	$102,460	$171,581
Long-term debt, less current portion	$10,251	$15,152	$9,800	$8,107	$4,107
Total Company shareholders’ equity (Note 2	$203,980	$165,920	$129,673	$94,295	$164,067
Common share capital	$525	$521	$518	$516	$514
Common shares outstanding (Note 2	34,485,771	34,069,363	33,793,948	33,573,540	44,552,642
__________________

(Note 1)
Non-cash compensation expenses associated with the employee and non-employee equity compensation plans, including the Global Sources Directors Share Grant Award Plan included under various categories of expenses are approximately as follows: sales expenses: $539 (2012: $565; 2011: $737; 2010: $545; 2009: $691), community and content: $43 (2012: $70; 2011: $234; 2010: $284; 2009: $228), general and administrative: $1,340 (2012: $1,524; 2011: $1,528; 2010: $1,089; 2009: $556), and information and technology expenses: $248 (2012: $250; 2011: $278; 2010: $269; 2009: $263).

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

Our customers in mainland China accounted for approximately 83% of our total revenues in 2013. Our dependence on revenue from the mainland China market is significant, and adverse political, legal or economic changes in mainland China may harm our business and cause our revenues to decline.

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

The international markets in which we operate are subject to risks, including:

•	fluctuations in regional and/or global economic conditions;

•	fluctuations in the availability of trade finance, especially for small and medium enterprises in Greater China region;

•	fluctuations in currency exchange rates;

•	governments could increase trade protection measures including tariffs, quotas, import duties or taxes, thereby significantly reducing demand for imported goods;

•	political instability;

•	the threat of terrorist attacks;

•	conflicting and/or changing legal and regulatory requirements;

•	restrictions placed on the operations of companies with a foreign status;

•	significant changes in tax laws and regulations (or the interpretation, practice or policies in respect thereof by tax authorities), tax rates and tax reporting requirements;

•	the loss of revenues, property and equipment from expropriation, nationalization, war, insurrection, terrorism and other political risks;

•	adverse governmental actions, such as restrictions on transfers of funds; and

•	oil embargoes or significant increases in oil prices.

In 2013, we derived approximately 95% of our revenues from customers in the Greater China region. We expect that a majority of our future revenues will continue to be generated from customers in this region. At the time of the Asian economic crisis of 1997 and 1998, and the global financial crisis of 2008 and 2009, our revenues and operating results were adversely affected, and our sales declined. Future reductions in trade between Greater China and the world may cause our business to be harmed and our revenues to decrease.

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

We derived approximately 46% of our revenue from Internet-related services in 2013 and poor performance or failures of the telecommunications and internet infrastructure anywhere in the world could negatively impact our business.

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

•	sickness or death of our key officers and employees;

•	a general slowdown in international trade and the global economy;

•	our trade shows may have to be cancelled; and

•	exhibitor and visitor participation at our trade shows could be significantly curtailed or otherwise adversely affected.

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

We are required to test goodwill for impairment at least annually and to review our amortizable intangible assets for impairment whenever events or changes in circumstance indicate that the carrying amounts may not be recoverable. The carrying amounts of goodwill and intangible assets as of December 31, 2013 were approximately $2.5 million and $18.9 million respectively. During the year ended December 31, 2013, we recorded an impairment charge of $8.5 million on goodwill and intangible assets relating to one of our investments relating to our FashionSZshow exhibition business. Significant adverse changes in the business climate, or economic, competitive and other factors, may affect the value of goodwill and identifiable intangible assets. If any of these factors impair the value of these assets, accounting rules would require that we reduce their carrying value and recognize an impairment charge, which would reduce our reported assets and earnings in the year in which the impairment charge is recognized.

There are various factors that could adversely affect our ability to operate our China Sourcing Fair trade show businesses successfully and profitably.

We expect that a significant portion of our future revenues will continue to be derived from our trade show business and in 2014 we are scheduled to hold nearly 50 trade shows. Our China Sourcing Fairs attract exhibitors from Greater China and the rest of Asia, and attendees from all over the world, and represent the great majority of our trade show business.

In 2013, a majority of our exhibitions revenue was derived from our China Sourcing Fairs, which contributed substantially to our success. The first China Sourcing Fair was held in Shanghai (China) in 2003, and the first of our series of China Sourcing Fairs in Hong Kong (China) was launched in April 2006. Our China Sourcing Fairs have since been expanded to Johannesburg (South Africa), Miami (the United States) and Sao Paulo (Brazil).

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

From time to time, we may also discontinue our China Sourcing Fairs in a particular location, due to a reduction of exhibitor-interest and/or buyer-demand resulting from changes in the market conditions associated with that location or due to other factors such as those described above and below. Any such discontinuation could have an adverse impact on our overall trade show revenues.

We rely heavily on cooperation with various government bodies, trade associations and other relevant parties for marketing and selling booths to exhibitors. The availability of government subsidies to exhibitors in some jurisdictions (e.g. mainland China) is also a significant factor in attracting exhibitors to our trade shows. If we fail to achieve such cooperation or if such cooperation is unsuccessful, or if government subsidies are not available or granted or are withdrawn, the success of our trade show business could be jeopardized, and our operating results and financial condition may be adversely affected.

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

Several other factors could also negatively affect our financial performance in this business, including:

•	natural catastrophes, labor strikes and transportation shutdowns;

•	the spread of H1N1, avian influenza, SARS and other similar epidemics;

•	political instability and the threat of terrorist attacks;

•	conflicting and/or changing legal and regulatory requirements;

•	changing and/or adverse governmental policies and actions;

•	decrease in demand for booth space;

•	we may not always be able to obtain the required trade show licenses (where applicable), which may limit the number of trade shows we are able to hold;

•	our sales representative companies’ inability to effectively expand their staff and infrastructure;

•	inability to renew our venue contracts on favorable terms or at desired times;

•	a slowdown in product demand from outlet markets; and

•	sudden closure of event venue sites due to unforeseen circumstances.

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

The loss of one or more of our executive officers could harm our business and financial condition.

Our growth and success depend significantly on the continued services of our executive officers and other key members of our management. The loss of their services and/or that of other key executives, including our executive chairman, chief executive officer, chief financial officer, chief operating officer and chief information officer, or senior management personnel of our acquired subsidiaries, or significant changes in our executive management team, whether as a result of resignation, service termination, retirement, succession planning or otherwise, may be disruptive to our business and operations and/or could jeopardize the success and viability of our business and financial condition. If competitors hire our key personnel, it could allow them to compete more effectively by diverting customers from us and facilitating more rapid development of their competitive offerings.

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

We have agreements with various independent sales representative companies, whom we rely heavily upon for the sales and marketing of our products and services. Eight main sales representative companies in mainland China were responsible for approximately 74% of our total revenues for the year ended December 31, 2013. These independent sales representatives collect cash from our customers on our behalf and deposit such collections into designated bank accounts owned by them whereby, for managing the credit risks, our senior employees are the authorized signatories to withdraw cash from such bank accounts in China. Generally, either we or the sales representative companies may terminate the service agreement between them and us upon short notice. It is possible that we may not retain some of our sales representative companies, or they may not retain some of their sales personnel (due to competition from other companies in hiring and retaining sales personnel) or be able to replace them with equally qualified personnel. Furthermore, if a sales representative company terminates its agreement with us, some of our customers with a direct relationship with that sales representative company or its personnel may terminate their relationship with us. Although these sales representative companies and their employees are independent from us, there can be no assurance that our reputation and our business, and our financial condition, will not be harmed by their acts or omissions. If sufficient numbers of employees are not recruited, or properly trained, integrated, motivated, retained and managed, by these sales representative companies, or if they or their employees perform poorly or fraudulently, or otherwise fail to perform their roles and responsibilities adequately, appropriately or as required, or if our relationships with these sales representative companies fail or deteriorate or we are otherwise unable or unsuccessful in effectively managing our relationship with them, our business and revenues may be harmed. In addition, although we have long standing relationships with a majority of these independent sales representatives, for whom there is no recent history of default in transferring client payments received by them to us, if any of these sales representatives go bankrupt or otherwise fail to transfer such moneys to our own bank accounts, we could be exposed to credit risk.

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

We host our key customer-facing computer systems with major Internet Service Providers (ISPs) and data center facilities in Hong Kong. Interruptions to these service providers’ and/or their partners’ hosting services could result from natural disasters as well as catastrophic hardware failures, software problems, extended power loss, telecommunications failure and similar events. While these service providers may have their own disaster recovery capabilities and/or be able to provide us with disaster recovery facilities on request in such circumstances, nevertheless, if there is any failure, inability or delay on their part in providing such disaster recovery facilities as committed, serious and prolonged disruptions to our systems and services could result.

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

The value of our commercial properties in mainland China, Hong Kong and Singapore may fall below the carrying value, requiring us to recognize an impairment charge; or we may not be able to fully rent out any excess unutilized space in our investment properties.

We own commercial properties in Shenzhen’s new commercial business district, which are equivalent in standard to “Grade A” private office premises in Hong Kong (“Grade A” private office premises in Hong Kong are defined by the Hong Kong Rating and Valuation Department and generally understood by the Hong Kong property market to mean premises situated in buildings designed for commercial purposes which are modern with high quality finishes; have a flexible layout; have large floor plates; have spacious, well decorated lobbies and circulation areas; have effective central air-conditioning; have good lift services zoned for passengers and goods deliveries; have professional management; and have parking facilities normally available). In addition, we own commercial properties in Hong Kong, Shanghai and Singapore.

The total carrying amount of our Shenzhen, Shanghai and Hong Kong properties was approximately $134.5 million, and their total market value was approximately $229.4 million as of December 31, 2013. We also recently completed the acquisition of our Singapore property in February 2014 for a total purchase price of approximately $13.1 million. However, real estate markets are cyclical and valuation year-on-year is uncertain, given global- and country-specific demand and supply drivers. As a result, we may not be able to recover the carrying value of our properties, which may require us to recognize an impairment charge in future earnings.

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

Our inability to maintain or acquire effective Internet domain names could adversely impact our online business.

If we are not able to prevent third parties from acquiring Internet domain names that are similar to the various Internet domain names that we own, third parties could create confusion that diverts traffic to other websites away from our online services, thereby adversely affecting our business and financial condition. Furthermore, if we are unable to acquire the preferred or appropriate Internet domain names that we may wish to use for any new or additional websites that we may wish to launch from time to time (for example, if such Internet domain names are already registered by third parties), the timing, scale or effectiveness of our launch efforts could be adversely impacted.

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

We typically experience seasonal quarter-to-quarter fluctuations in our revenue. Currently, most of our largest trade shows are expected to be held in the second quarter and fourth quarter of each year. The net result of the above seasonality is that second and fourth quarter revenues are likely to be substantially higher than the first and third quarter revenues. In 2013, approximately 31% of our revenue was generated during the second quarter and approximately 30% during the fourth quarter. The first quarter accounted for approximately 16% of our revenue in 2013 and the third quarter accounted for approximately 23% of our revenue in 2013. In addition, certain expenses associated with future revenues are likely to be incurred in the preceding quarters, which may cause profitability to be lower in those preceding quarters. Also, because event revenue is recognized when a particular event is held, we may also experience fluctuations in quarterly revenue based on the movement of annual trade show dates from one quarter to another. As a result of seasonal fluctuations in our quarterly operating results, we may fail to meet analyst, investor and shareholder expectations.

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

As of February 28, 2014, we had approximately 919 registered shareholders, and a total of 34,722,691 outstanding common shares, out of which approximately 15,348,438 outstanding common shares were tradable on the NASDAQ Global Select Market (“NASDAQ”).

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

Sales of common shares by our major shareholders could adversely affect the prevailing market price of the common shares. As of February 28, 2014, we had 34,722,691 common shares outstanding, out of which at least 16,882,564 common shares outstanding are beneficially owned by people who may be deemed “affiliates”, as defined by Rule 405 of the Act. Of these 16,882,564 shares, 14,825,126 shares are “restricted securities” which can be resold in the public market only if registered with the Securities and Exchange Commission or pursuant to an exemption from registration.

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

As of February 28, 2014, Mr. Merle Allan Hinrich beneficially owned approximately 42.55% of our total outstanding common shares, and may be deemed to be the beneficial owner of up to 46.93% of our total outstanding common shares (as described in Item 7 below). Mr. Hinrich is also our Executive Chairman. Accordingly, Mr. Hinrich has substantial voting influence over the election of our directors, the appointment of new management and the opposition of actions requiring shareholder approval, such as adopting amendments to our articles of incorporation and approving mergers or sales of all or substantially all of our assets. Such concentration of ownership and substantial voting influence may have the effect of delaying or preventing a change of control, even if a change of control is in the best interest of all shareholders. There may be instances in which the interest of our major shareholder may conflict or be perceived as being in conflict with the interest of a holder of our securities or the interest of the company.

Because we are governed by Bermuda law rather than the laws of the United States and our assets are outside of the United States, our shareholders may have more difficulty protecting their rights because of differences in the laws of the jurisdictions.

We are incorporated under the laws of Bermuda. In addition, certain of our directors and officers reside outside the United States and a substantial portion of our assets is located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon such persons or to realize against them judgments of courts of the United States predicated upon civil liabilities under the United States federal securities laws. We have been advised by our legal counsel in Bermuda, Appleby, that there is some uncertainty as to the enforcement in Bermuda, in original actions or in actions for enforcement of judgments of United States courts, of liabilities predicated upon U.S. federal securities laws, although final and conclusive judgments of the United States under which a sum of money is payable (not being a sum of money payable in respect of taxes or other charges of a like nature, in respect of a fine or other penalty, or in respect of multiple damages as defined in The Protection of Trading Interests Act 1981 of Bermuda) would be enforced by the Supreme Court of Bermuda as a debt against our company, subject to certain conditions and exceptions.

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

Although the application of the PFIC rules is unclear, there is a risk that we could be treated as having become a PFIC in a prior year, and there can be no assurance that we will not be considered a PFIC for the current year or any subsequent year. A U.S. person that holds our common shares should consult its own tax advisor regarding possible adverse tax consequences to such person if we are considered to be a PFIC.

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

•
    restricting business combinations with any interested shareholder that have not been approved by at least two-thirds of the holders of our voting shares (other than shares held by that interested shareholder or any affiliate or associate of such interested shareholder), voting together as a single class, or by a simple majority if the business combination is approved by a majority of the continuing directors or if certain prescribed conditions are met assuming that we will receive fair market value in exchange for such business combination. In this context, a
    “business combination” includes, among others, (i) any mergers, (ii) any asset sales and other material transactions resulting in a benefit to the interested shareholder or any of its affiliates or associates or (iii) the adoption of a plan for our liquidation or dissolution; an “affiliate” or an “associate” have the respective meanings ascribed to such terms in Rule 12b-2 of the
    General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the “Exchange Act”); a “continuing director” is a member of our Board of Directors that is not an affiliate or associate or representative of an interested shareholder and was a member of our board prior to such person becoming an interested shareholder; and an “interested shareholder” is any person (other than us or any of our subsidiaries, or any employee benefit or other similar plan, or any of our shareholders who owned shares prior to the listing of our shares on Nasdaq) that owns or has announced its intention to own, or with respect to any of our affiliates or associates, within the prior two years did own, at least 15% of our voting shares.

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

Realizing the importance of the Internet, we became one of the first providers of business-to-business online marketplace services by launching Asian Sources Online in 1995. In 1999, we changed the name of Asian Sources Online to Global Sources Online.

We originally were incorporated under the laws of Hong Kong in 1970. In April 2000, we completed a share exchange with a publicly traded company based in Bermuda, and our shareholders became the majority shareholders of the Bermuda corporation. As a result of the share exchange, we became incorporated under the laws of Bermuda and changed our name to Global Sources Ltd. Our capital expenditures during the years ended December 31, 2013, 2012 and 2011 amounted to $27.0 million, $1.4 million and $56.7 million, respectively. For 2013, such expenditures were incurred mainly for purchase of office premises in Hong Kong, computers, software, office equipment and leasehold improvements. For 2012, such expenditures were incurred mainly for purchase of computers, software, office equipment and leasehold improvements. For 2011, such expenditures were incurred mainly for purchase of office premises in mainland China, leasehold improvements, office furniture, computers and software. Our capital expenditures were financed using cash generated from our operations. The net book value of capital assets disposed and written off during the years ended December 31, 2013, 2012 and 2011 amounted to $12.6 million, $0.048 million and $0.029 million respectively.  In January 2014, we entered into an agreement for the purchase of office space in Singapore which was completed in February 2014. This transaction has been discussed in detail under “Properties” of this Item 4.

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

Business Overview

We are a leading business-to-business (“B2B”) media company that provides information and integrated marketing services, with a particular focus on the Greater China market. Our mission is to facilitate global trade between buyers and suppliers by providing export marketing services and sourcing information. Although our range of media has grown, for 43 years we have been in the same primary business of helping buyers worldwide find products and suppliers in Asia.

Buyers rely on our media to find products and suppliers, and to stay current with supply market conditions. Suppliers use our media to find new buyers and markets for their products. We believe we offer the most extensive range of media and export marketing services in the industries we serve. Suppliers using our three primary channels – online marketplaces, magazines and trade shows – are supported by our advertising creative services and online content management applications.

We have a significant presence across a number of industry sectors including electronics, fashion accessories, hardware and gifts. We are particularly strong in facilitating China’s two-way trade of electronics, one of China’s largest import and export sectors.

As of December 31, 2013, more than 319,000 suppliers were listed on GlobalSources.com and we serve a buyer community of over 1,000,000 active members in more than 200 countries and territories.

We are diversified in terms of products and services offered, industries served, and our customer base. We have powerful and valuable assets including: the Global Sources brand; the China Sourcing Fairs brand; leading products and market positions; a strong and growing group of businesses in the China domestic market; and an extensive presence in Greater China. We believe that all of these provide a strong platform for success and that we are well-positioned in the industry segments within which we operate.

The following table sets forth our revenue by category for the last three fiscal years:

	Year Ended December 31,
	2013	2012	2011
	(In U.S. Dollars Thousands)

Revenues
Online and other media services	$104,629	$136,101	$141,475
Exhibitions	85,636	88,782	77,973
Miscellaneous	7,257	6,857	5,617
	$197,522	$231,740	$225,065

The following table sets forth our revenue by geographical area for the last three fiscal years:

	Year Ended December 31,
	2013	2012	2011
	(In U.S. Dollars Thousands)

Revenues
China	$163,107	$189,648	$177,563
Rest of Asia	29,891	35,603	40,011
United States	4,031	5,706	6,455
Europe	365	531	695
Others	128	252	341
	$197,522	$231,740	$225,065

We currently generate the majority of our revenue from suppliers in Asia, with China being our largest market at approximately 83% of total revenue during 2013. Our revenue is derived from two primary sources – Online and other media services, which represented approximately 53% of total revenue in 2013 and Exhibitions, which represented approximately 43% of total revenue in 2013.

Online and other media services. This consists of the following two primary revenue streams:

•
    Online Services – Our primary service is creating and hosting marketing websites that present suppliers’ product and company information in a consistent and easily searchable manner on GlobalSources.com. We also offer banner ads and publish digital magazines.

•
    Other Media Services – We publish printed trade magazines, which consist primarily of advertisements from suppliers and our independent editorial reports and product surveys.
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

The Role of Media in Global Trade

In global trade, media plays a key role in helping suppliers and buyers find, connect and transact with each other. To facilitate this, media companies provide three major offerings: online marketplaces, magazines and trade shows.

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

Operators of online marketplaces generate most of their business from selling marketing services to suppliers, such as publishing and hosting a supplier’s website and product catalog, and from advertising. Compared to other media, online marketplaces have the advantages of content depth and timeliness and provide a venue where suppliers can make detailed product and company information accessible to buyers.

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

Trade magazines offer buyers the convenience of portability while offering suppliers a proven medium that delivers a targeted audience. Magazine advertising enables suppliers to do high-impact, display advertising that can strongly position their company and their products. Such advertising can also stimulate a buyer to make an inquiry, visit the supplier’s website and/or visit the supplier’s booth at a trade show.

Many suppliers want to reach their customers and prospects in multiple ways: online, in print and face-to-face at trade shows. Suppliers use this full range of media to make sure they reach their entire target market, because of the benefits of different and more frequent exposures to buyers, and because each of the media plays a different role in the sales cycle.

Our Offerings

Our primary business relates to connecting buyers worldwide with suppliers in Asia (with a particular focus on Greater China) and other emerging markets. However, we also offer a range of media that facilitates selling to, and within China.

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

Media for Buyers Worldwide

Online Services

Through GlobalSources.com, our online marketplace and primary source of online revenue, buyers are able to identify, shortlist and make inquiries to suppliers. Our primary source of revenue is from suppliers who pay for marketing websites. Each marketing website is comprised of a home page, a company profile and a virtual showroom containing product profile pages of the supplier’s products. Each product profile page contains detailed product information, specifications and full color images.

Buyers can reach a large potential supply base on GlobalSources.com by searching among, and/or making inquiries to more than 319,000 suppliers.

Trade Shows

Our largest shows are our China Sourcing Fairs which are held in Hong Kong each spring and fall. These shows bring buyers from around the world to meet face-to-face with suppliers. In recent years, we have added smaller versions of these shows in locations including Miami, Johannesburg, and Sao Paulo.

Trade Publications

We publish 19 industry-specific Global Sources trade magazines. Our trade magazines come in print and digital formats and contain paid advertisements from suppliers, as well as our independent editorial content, which includes market reports, advice for buyers, and surveys.

Advertising Creative Services

We offer our customers advertising and marketing creative services, which assist them in communicating their unique selling propositions and in executing integrated marketing campaigns across our online services, trade magazines and trade shows. Customer service officers and copywriters assist suppliers with creative services including digital photography of products, translation, copywriting, ad layout and quality control. Basic media and creative services are included in our media charges.

Sourcing Reports

We currently have more than 50 different Sourcing Reports for sale. Each Sourcing Report provides detailed, product-specific information on suppliers and supply market conditions in emerging markets in Asia that is gathered through face-to-face, phone and email interviews with senior management at factories. Revenue is derived from sales to buyers.

Media for Electronics Engineers and Executives in Asia, and Media for Buyers and Executives in China

In addition to our primary media, which connect export suppliers in Asia with buyers worldwide, we are a leading provider of information to electronics engineers and executives within Asia. For this segment of our business, we have 12 online and 6 print media, trade shows for the semiconductor, optoelectronics, fashion and machinery sectors plus several other conferences and events.

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

The Global Sources  strategy is built around the following four key foundations: to strengthen our position in the core, export-focused business; new product and market development; expansion in China’s domestic B2B market; and acquisitions, joint ventures, and alliances.

•	Strengthen position in core, export focused business. Our objective is to leverage the combined strengths of GlobalSources.com and the China Sourcing Fairs.

•	New product and market development. Our plans include the launch of new verticals and entries into new geographies.

•
    Expansion in China’s domestic B2B market. We have more than a dozen individual media properties serving this market and plans include further development of these businesses and expansion into new verticals.

•
    Acquisitions, joint ventures and/or alliances. We are focused on complementary businesses, technologies and products that will help us maintain or achieve market leading positions in particular niche markets.

Products & Services

Media for Buyers Worldwide

Online Services

GlobalSources.com, our primary online service, is comprised of the following industry sector marketplaces:

Auto Parts & Accessories	Hardware & DIY
Baby & Children’s Products	Home Products
Computer Products	Machinery & Industrial Supplies
Electronic Components Electronics	Mobile & Wireless Security Products
Fashion Accessories	Sports & Leisure
Garments & Textiles	Telecom Products
Gifts & Premiums

Trade Publications

We currently publish the following industry-specific trade magazines in various frequencies ranging from monthly to once a year:

Global Sources Auto Parts & Accessories	Global Sources India Products
Global Sources Baby & Children’s Products	Global Sources Korea Products
Global Sources Computer Products	Global Sources Machinery & Industrial Supplies
Global Sources Electronic Components	Global Sources Medical & Health Products
Global Sources Electronics	Global Sources Mobile & Wireless
Global Sources Fashion Accessories	Global Sources Security Products
Global Sources Garments & Textiles Global Sources Gifts & Premiums Global Sources Hardware & DIY Global Sources Home Products	Global Sources Solar & Energy Saving Products Global Sources Sports & Leisure Global Sources Telecom Products

Trade Shows

Trade Shows & Exhibitions currently scheduled for 2014. Note: CSF represents China Sourcing Fair; ISF represents India Sourcing Fair; and KSF represents Korea Sourcing Fair, each indicating the country of origin of most of the exhibitors.

Location	Hong Kong		Miami	Jakarta	Sao Paulo	Johannesburg
Show Dates	Apr 12-15, 27-30	Oct 11-14, 18-21, 19-22 & 27-30	Jun 19-21	Aug 7-9	Aug 11-13	Nov 20-22
CSF: Electronics & Components	●	●
CSF: Mobile & Wireless	●	●
CSF: Electronics			●	●	●	●
CSF: Security Products	●	●
CSF: LED & Solar Products		●
CSF: Gifts & Premiums	●	●	●		●	●
CSF: Home Products	●	●	●			●
CSF: Fashion Accessories	●	●	●			●
CSF: Underwear & Swimwear	●	●
CSF: Garments & Textiles	●	●	●	●	●	●
CSF: Hardware & Building Materials				●	●	●
ISF: Garments & Accessories	●	●
KSF: Gifts & Premiums	●
KSF: Electronics & Components	●	●
KSF: Mobile & Wireless		●
Korea Sourcing Fair				●
Total (by show period)	11	12	5	4	4	6
Total (by location)	23		5	4	4	6
Total Shows:	42

Media for Electronics Engineers and Executives in Asia

Online Services

Website	Description
EE Times – Asia Online Network	●
Provides industry news, new product information and technical features covering new technology and its application to engineering managers and design engineers in China, Taiwan, India and countries in the Association of Southeast Asian Nations (“ASEAN”); websites in traditional and simplified Chinese, and English.

EDN – Asia Online Network	●
Provides in-depth technical content including technology articles, product news and special reports to design engineers and engineering managers in China, Taiwan, and ASEAN countries; websites in traditional and simplified Chinese and English.

Electronics Supply & Manufacturing – China Online	●	Provides managers in China's electronics industry daily news updates, new product rollouts, new manufacturing strategies, supplier reviews and component catalogs.
Webinars	●	Various webinars are offered throughout the year to provide corporate, engineering, procurement and manufacturing management with access to new manufacturing strategies, technology and supplier news.
DatasheetsChina.com	●
The world’s largest Integrated Circuits and electronic components online datasheet database, providing engineers and purchasing managers with normalized data for 250 million parts from over 10,000 suppliers worldwide.

Roboticschina.com	●
Informs designers, implementers and users of manufacturing, medical, agricultural, industrial, consumer and educational robotics systems on all aspects of robotics from systems design to sell and systems integration on the manufacturing floor.

Trade Shows

Trade Shows	Description
International IC-China Conference & Exhibition (IIC-China)	● ● ●
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

Trade Shows	Description
China International Optoelectronic Exposition (“CIOE”)	●	China's largest optoelectronics event established in 1999 and held annually in Shenzhen.
	●	Covers all optoelectronics segments including laser and infrared applications, precision optics, optical communications and LEDs.
	●	CIOE 2013 was held at Shenzhen Convention and Exhibition Center, September 4 to 7, 2013, with 3,213 exhibitors and 75,639 visitors.
EDN-Asia seminars	●	A series of one-day seminars held in Singapore, Malaysia, Taiwan and China.
	●	Topics covered include Embedded Systems Design, Test & Measurement, Industrial Control, Mobile Device Design, Innovation, and Automotive Electronics.

Magazines

Magazine	Description
EE Times - Asia	●	Editions published monthly in simplified and traditional Chinese; provides engineering managers and design engineers in China and with innovative design ideas and in-depth technology analysis.
EDN - Asia	●
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

Media for Buyers and Executives in China

Trade Shows and Exhibitions

Trade Shows / Exhibitions Global Sourcing Fair: Mobile & Wireless
Description, Scheduled Date and Location

Highly targeted exhibition offering local Chinese buyers, international buyers and their purchasing offices in China a wide selection of mobile and wireless products.

August 27 - 29, 2014 in Shenzhen, China
FashionSZshow (formerly known as China International Fashion Brand Fair - Shenzhen) Shenzhen International Machinery Manufacturing Industry Exhibition and its related shows (SIMM)
China and international fashion brand fair featuring men’s and women’s clothing and accessories.

July 10 - 12, 2014 in Shenzhen, China
Includes mold manufacturing technology and products, cutlery and tools, machinery automation, and metal processing.
March 28 - 31, 2014 in Shenzhen, China

Website

Chief Executive China Online	●	The default management portal for China executives in simplified Chinese, with management news, expert blogs and user discussion on leadership, strategy, marketing and human resource management.

Magazine

Global Sources Chief Executive China	●
A leading journal on management practice for senior executives in China, with a special focus on small and medium enterprises manufacturers. Content includes local cases and expert opinion both globally and from within China on business practices relevant to today’s market situation. Published monthly in simplified Chinese.

Customers

We provide services to a broad range of international buyers and suppliers in various industry sectors.

Suppliers

During 2013, 24,048 suppliers paid us for marketing or advertising services compared to 29,606 during 2012. Approximately 88% of these suppliers were located in mainland China. One individual supplier customer represented more than 2% of our revenue during 2013 and no individual supplier customer represented more than 1% of our revenue during 2012.

Buyers

For our primary group of media, which connect export suppliers in Asia with buyers worldwide, we serve a community of more than 1,000,000 active members in more than 200 countries and territories.

We have developed our services primarily for retailers, distributors and manufacturers who import in volume for resale. Although we serve a wide range of small, medium and large-sized buyers, we put extra emphasis on serving senior executives with large import buying power. Also, we believe that a significant portion of our buyer community are owners, partners, presidents, vice presidents, general managers or directors of their respective companies.

Sales and Marketing

Our team member sales organization consists of approximately 1,961 independent representatives in more than approximately 60 cities worldwide, with more than 40 of these locations in Greater China. We have a staff of 143 full-time employees that oversee and monitor the independent sales representative organizations that employ these representatives.

These organizations operate pursuant to service agreements with us that generally are terminable by either party on short notice. These representatives focus on developing and maintaining relationships with suppliers that are current customers and they seek to increase the number of new suppliers using our services.  Substantially all of our contracts with suppliers are entered into directly between the supplier and us.  Revenue for trade shows is seasonal as it is recognized in the month in which each show is held. Currently, most of our largest trade shows are expected to be held in the second quarter and fourth quarter of each year. The net result of the above seasonality is that second and fourth quarter revenues are likely to be substantially higher than the first and third quarter revenues. The largest representative sales offices are located in Beijing, Guangzhou, Shanghai, Xi’an, Shenzhen, Hong Kong and Taipei. Our eight sales representative organizations in China accounted for approximately 74% of our total revenue in 2013.

Our marketing strategy leverages our database of more than 319,000 suppliers currently listed on GlobalSources.com. Sophisticated analyses of buyer and supplier profile data enable us to target our sales and marketing programs to new geographic areas and to specific product categories within industry sectors.

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

In December 2009, eMedia acquired from the United Business Media group, for a net cash consideration of approximately US$5 million, the entire issued share capital of eMedia South China Limited (previously known as “UBM South China Limited”), a company incorporated in the Hong Kong Special Administrative Region, which holds a 70% equity interest in Shenzhen Herong GS Exhibition Co., Ltd. (previously known as “Shenzhen Herong UBM Exhibition Co., Ltd.”), a company incorporated in mainland China. Shenzhen Herong GS Exhibition Co., Ltd. organizes and operates the CIOE in mainland China. With this acquisition, eMedia’s portfolio of media products for the Chinese electronic engineering community further complements our own multi-channel media network for professionals in China’s electronic industry.

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

The Shenzhen International Machinery Manufacturing Industry Exhibition and its related shows (the “SIMM Events”) currently consist of two groups of co-located trade shows: (a) the Shenzhen International Machining Automation Exhibition and the Shenzhen International Metal Forming Machine Tool & Mould Exhibition (collectively, the “Group A SIMM Events”); and (b) the Shenzhen International Metal Cutting Machine Tool Exhibition (the “Group B SIMM Events”). We entered into an agreement in April 2013 (and a subsequent supplementary agreement in September 2013) to acquire a 70% interest in the Group A SIMM Events and a 56% effective interest in the Group B SIMM Events, for a total consideration of approximately $16.6 million. We paid an initial deposit of $2.1 million in the third quarter of 2013. The balance cash consideration of $14.5 million is payable in several installments over the years 2014 to 2017 upon certain conditions being fulfilled. In addition, there is a potential obligation to pay not more than approximately $1.2 million for transaction cost.

Technology and Systems

We use a combination of commercial software and internally developed systems to operate our websites and services.

We have invested a total of $25.9 million for years 2013 and 2012 combined in information and technology costs.

As of December 31, 2013, we had 169 team members engaged in technology development, maintenance, software customization and data center operations.

As of December 31, 2013, our online marketplace services are run on the Oracle DBMS release 11g. The catalog application that supports Global Sources Online’s core functions uses a Java platform.

Our servers are hosted by AT&T iDC in Hong Kong. We maintain system back-ups and have a Singapore facility that can be used for disaster recovery purposes.

For the year ended December 31, 2013 our external network had 99.99% uptime availability.

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

We have also developed several proprietary technology applications. We currently do not hold any patents for our proprietary technology applications. In the future, we may apply for patents for these technology applications, where appropriate, but we may not be successful in obtaining such patents, or even if we are issued a patent, it is possible that others may be able to challenge such a patent or that no competitive advantage will be gained from such patent.

Our intellectual property is very important to our business. We rely on a combination of contractual provisions, employee and third-party nondisclosure agreements, and copyright, trademark, service mark and trade secret laws, to establish and protect the proprietary rights of our brands, software, content and services.

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

Properties

During 2004, we entered into a contract for the purchase of approximately 9,000 square meters of office space in the Shenzhen International Chamber of Commerce Tower in Shenzhen, China, at a purchase price of approximately $19.0 million. Full payment of the purchase price was made during 2004, the physical handover of the premises occurred on or around March 30, 2005 and we received the title certificates. In 2008, we purchased approximately 6,364.50 square meters (gross) of additional office space in this same building, at a price of approximately $34.4 million. The building is situated on leasehold land. The lease period of the land is 50 years, commencing from year 2002. At the end of the lease period, the building together with land will revert to the local government authority.

In 2007, we purchased approximately 1,939.38 square meters of office space in a commercial building known as “Excellence Times Square” in Shenzhen, China, at a purchase price of approximately $7.0 million. The building is situated on leasehold land. The lease period of the land is 50 years, commencing from year 2002. At the end of the lease period, the building together with land will revert to the local government authority. Subsequently, in May 2013 we completed the sale of this property for a total cash consideration of approximately $19.6 million.

In 2008, we purchased approximately 22,874 square feet (gross) of office space, together with 6 car parking spaces, in a commercial building known as Southmark in Hong Kong, China, for a total purchase price of approximately $12.3 million. The lease period of the land is 55 years, commencing from the year 1991. Subsequently, in March 2013, we completed the sale of a portion of this office space, comprising a total area of 9,431 square feet, together with 3 out of the 6 car parking spaces, for a total cash consideration of approximately $9.0 million.

In August 2011, we purchased approximately 6,668 square meters of office space in a commercial building known as “City Point” in Shanghai, China, for a total purchase price of approximately $52.0 million, in order to support our continued business expansion in China. The lease period of the land is 50 years, commencing from year 2006.

In March 2013, we completed the purchase of commercial property on the 21st, 22nd and 23rd floors of the Vita Tower in Hong Kong, China, which we previously leased and are currently continuing to occupy for operational use. This comprises a total of 36,822 square feet of office space, for a total purchase consideration of approximately $23.6 million. The building is situated on land with a lease period of 75 years expiring in 2023, which is renewable for a further 75 years.

In January 2014, we entered into an agreement for the purchase of office space on the 8th floor of No. 1 Sims Lane in Singapore, with a total gross floor area of approximately 22,496.50 square feet, together with 5 appurtenant rooftop accessory lots, for a total purchase consideration of approximately $13.1 million. This transaction was completed in February 2014. We previously leased this office space and are currently continuing to occupy it for our operational use.

In addition, we generally lease our office space under cancellable and non-cancellable arrangements with terms of two to five years, generally with an option to renew upon expiry of the lease term. We leased in aggregate approximately 109,717 square feet of executive and administrative offices in mainland China, Hong Kong, the Philippines, Singapore, India and Taiwan during the year ended December 31, 2013. Our aggregate base rental and building management fee expenses for the year ended December 31, 2013 were approximately $1.8 million.

We lease part of our properties to third parties to generate rental income. During the year ended December 31, 2013, we recorded such rental income of $6.1 million.

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

Exhibitions – trade shows and seminars - Our China Sourcing Fairs offer international buyers direct access to manufacturers in China and elsewhere in Asia. The first China Sourcing Fair was held in 2003. Subsequently, we launched China Sourcing Fairs events in Hong Kong, Dubai, Mumbai, India, Johannesburg, South Africa, Miami, USA and Sao Paulo, Brazil and held several China Sourcing Fairs events from 2004 to 2013. We host domestic trade shows in China under our Global Sourcing Fairs brand. We also host our International IC China Conferences and Exhibitions in Shenzhen, China each year and host the China International Optoelectronic Expo as well as FashionSZshow (formerly known as China (Shenzhen) International Brand Clothing & Accessories Fair) in Shenzhen, China in the third quarter of each year. In 2013, we moved our events in India from Mumbai to New Delhi.

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

We have exposure to income taxes in numerous jurisdictions. Significant judgment is involved in determining the Group wide provision for income taxes and recognition of deferred tax assets. The Group has open tax assessments with tax authorities at the balance sheet date and there are certain transactions and computations for which the ultimate tax determination is uncertain during the ordinary course of business. We recognize liabilities for expected tax issues (Note 9 to the consolidated financial statements included in Item 8) based on reasonable estimates of whether additional taxes will be due and recognize deferred tax assets (Note 15 to the consolidated financial statements included in Item 8) on carried forward tax losses to the extent there are sufficient estimated future taxable profits and/or taxable temporary differences against which the tax loss can be utilized. Where the final tax outcome of these matters is different from the amounts that were initially recognized, such differences will impact the income tax and deferred tax provisions recognized in the period in which such determination is made.

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

At December 31, 2013 and 2012, we had goodwill balances of $2.5 million and $7.5 million, respectively. This goodwill relates the business acquisitions we did in 2009 and 2012. Upon acquisition, the purchase consideration is allocated between the net tangible and intangible assets other than goodwill on a fair value basis with any excess purchase consideration representing goodwill.

Goodwill is allocated to cash-generating units (“CGUs”) for the purpose of impairment testing. The allocation is made to those CGUs or groups of CGUs that are expected to benefit from the business combination in which the goodwill arose, identified according to operating segment.

Goodwill is allocated to our CGUs identified according to operating segments. An operating segment-level summary of the goodwill allocation as of December 31, 2013 and 2012 was as follows:

	December 31, 2013	December 31, 2012

Exhibitions, Haoji Group Limited	$-	$5.0
Exhibitions, eMedia South China Limited	2.5	2.5
	$2.5	$7.5

The trademarks intangible assets relating to the acquired businesses as at December 31, 2013 and 2012 were as follows:

	December 31, 2013	December 31, 2012

Exhibitions, Haoji Group Limited	$13.6	$18.8
Exhibitions, eMedia South China Limited	3.9	4.3
Online and other media services business, EDN	0.7	1.0
	$18.2	$24.1

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

We performed an impairment review of goodwill balances at December 31, 2013. The recoverable amounts of CGUs were determined based on value-in-use calculations. For these calculations we used cash flow projections covering five-year period. Cash flows beyond the five-year period are extrapolated using the estimated growth rates. The growth rate did not exceed the long-term average growth rate for the business in which the CGU operates.

Exhibitions, eMedia South China Limited:

For testing the goodwill for impairment at year end, we used the following key assumptions for value-in-use calculations:

•	Revenue growth rate of average 2%

•	Pre-tax discount rate of 22% applied to the pre-tax cash flow projections

•	Growth rate beyond five years of 1.5%

We determined revenue growth rate based on past performance and its expectations of market developments. The discount rates used reflect specific risks relating to the relevant operating segment. Based on our testing, there was no impairment to goodwill for eMedia South China Limited as at December 31, 2013.

We have also performed a sensitivity analysis for the above exhibition business based on changes in key assumptions considered to be reasonably possible. There will be no impact to our results after tax if the pre-tax discount rate and the revenue growth applied to the discounted cash flows for this exhibition business at December 31, 2013 are raised by 1% and decreased by 1%, respectively, with all other variables including tax rate being held constant. In addition, there were no indicators of impairment for the trademark assets relating to eMedia South China Limited as at December 31, 2013. We have also assessed the useful lives of the trademarks and determined that no change in the useful lives was required.

Exhibitions, Haoji Group Limited:

Due to a slowdown in the current economic climate in China, we noted a significant decline in booth sales for the 2013 event. Accordingly, we performed an impairment review as at June 30, 2013, and we performed an annual impairment review again as at December 31, 2013. These reviews revealed a slow sales trend and a shortfall in the future cash flows to support the recoverability of the Haoji Group exhibition business. For testing the goodwill for impairment at year end, we used the following key assumptions for value-in-use calculations:

•	Revenue growth rate of average 16%

•	Pre-tax discount rate of 22% applied to the pre-tax cash flow projections

•	Growth rate beyond five years of 1.5%

We determined revenue growth rate based on past performance and its expectations of market developments. The discount rates used reflect specific risks relating to the relevant operating segment. The cash flow projections we used were based on the detailed financial and operating plans of the business and the more than anticipated softening of the fashion industry exhibitions market since the end of financial year 2012. Accordingly, impairment of $5.0 million to goodwill and $3.5 million to trademark intangible assets were recorded in the consolidated income statement for the year ended December 31, 2013. After recording the goodwill charge, the balance of goodwill relating to this business as at December 31, 2013 was nil.

On October 1, 2013, we reviewed the useful lives of the trademarks of the Haoji Group, taking into account the downward trend in the fashion industry sector in China, and revised the useful lives of the trademarks from seventeen years to seven years. The effect of this change in the accounting estimate was recognized prospectively from October 1, 2013. We recorded additional amortization expense of $0.5 million during the year ended December 31, 2013 resulting from the change in accounting estimate. Annual amortization expense is expected to be higher by $1.5 million during future financial years due to the change in accounting estimate.

We have also performed a sensitivity analysis for the above exhibition business based on changes in key assumptions considered to be reasonably possible. Our profit after tax will reduce by $0.5 million and $ 0.8 million if the pre-tax discount rate and the revenue growth applied to the discounted cash flows for this exhibition business at December 31, 2013 are raised by 1% and decreased by 1%, respectively, with all other variables including tax rate being held constant.

Online and other media services business, EDN:

During the years ended December 31, 2012 and 2011, the Group recorded impairment of $1.4 million and $0.7 million to goodwill due to more than anticipated softening of the print advertising business. The balance of goodwill relating to EDN business was $nil as at December 31, 2012. There were no impairment indicators for our EDN business as at December 31, 2013.

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

Results of Operations

The following table sets forth our results of operations as a percentage of total revenue:

	Year ended December 31,
	2013	2012	2011
Revenue
Online and other media services	53%	59%	63%
Exhibitions	43	38	35
Miscellaneous	4	3	2
	100	100	100
Operating Expenses:
Sales	31	35	36
Event production	12	11	11
Community and content	14	14	15
General and administrative	26	19	18
Information and technology	7	6	6
Total Operating Expenses	90%	85%	86%
Profit on sale of property	8	-	-
Profit from Operations	18%	15%	14%
Net profit attributable to the Company’s shareholders	17%	14%	13%
Diluted net profit per share attributable to the Company’s shareholders	$0.91	$0.90	$0.83
Shares used in diluted net profit per share calculations	36,068,326	35,385,218	41,693,616

The following table represents our revenue by geographical areas as a percentage of total revenue:

	Year ended December 31,
	2013	2012	2011

China	83%	82%	79%
Rest of Asia	15	15	18
USA	2	3	3
Europe	0	0	0
Other	0	0	0
	100%	100%	100%

Fiscal Year 2013 Compared to Fiscal Year 2012

Revenue

Total revenue declined by 15% to $197.5 million during the year ended December 31, 2013 from $231.7 million during the year ended December 31, 2012. A weakened China export market coupled with increased competition contributed to a reduced revenue yield from our customers, affecting our revenue growth negatively. In addition, the decline in the revenue of our FashionSZshow and as we absorbed more value added tax (“VAT”) in 2013 compared to 2012 due to the implementation of VAT in China in a phased manner starting with one region in early 2012 and gradually implementing throughout the country, reduced our revenue for the year ended December 31, 2013. Our Online and Other Media Services revenue declined by $31.5 million or 23% to $104.6 million for the year ended December 31, 2013, as compared with $136.1 million for the year ended December 31, 2012, primarily due to a 23% decline in our China market and declines in some of our Asian and US markets. The decline in our Online and Other Media Services revenue resulted from a 23% decline in both our revenue from hosting online websites and digital magazines for our customers and our print advertising services revenue. China represented 79% of Online and Other Media Services revenue for the year ended December 31, 2013 as well as for the year ended December 31, 2012. Our Exhibitions revenue declined by 4% from $88.8 million for the year ended December 31, 2012 to $85.6 million for the year ended December 31, 2013, mainly due to a decline in booth sales in our China Sourcing Fairs events in Dubai, Mumbai, India, FashionSZshow and the cancellation of our June 2013 and December 2013 Global Sourcing Fairs events in Shanghai, China. The above decline was partially offset by growth in booth sales in our China Sourcing Fairs events in Sao Paolo, Brazil and our Electronics show in our China Sourcing Fairs events in Hong Kong.

Operating expenses

Sales

We utilize independent sales representatives employed by independent sales representative organizations in various countries and territories to promote our products and services. Under these arrangements, the sales representative organizations are entitled to commissions as well as marketing fees. These representative organizations sell online services, advertisements in our trade magazines and exhibitor services and earn commission as a percentage of revenue generated. The commission expenses are expensed as incurred. For online and other media services, the commission expense is incurred when the associated revenue is recognized or when the associated accounts receivable are paid, whichever is earlier. For exhibitions, the commission expense is incurred when the associated revenue is recognized upon conclusion of the event. Sales costs consist of operating costs for our sales departments and the commissions, marketing fees and incentives provided to our independent sales representative organizations, as well as sales support fees for processing sales contracts.

Sales costs declined by 23% from $80.4 million during the year ended December 31, 2012 to $62.0 million during the year ended December 31, 2013. The decline in sales costs was mainly due to a decline in sales commissions due to a 15% decline in our total revenue, a decline in marketing fees and by a reduction in business tax expense due to the implementation of VAT in China in a phased manner since January 2012.

Event Production

Event production costs consist of the costs incurred for hosting the exhibition or trade show and seminar events. Event production costs include venue rental charges, booth construction costs, travel costs incurred for the event hosting and other event organizing costs. The event production costs are deferred and recognized as an expense when the related event occurs.

Event production costs declined from $26.3 million during the year ended December 31, 2012 to $24.4 million during the year ended December 31, 2013, a decline of 7%. The decline was mainly due to smaller scale China Sourcing Fairs events in Dubai and FashionSZshow and the cancellation of our June 2013 and December 2013 Global Sourcing Fairs events in Shanghai, China off-set partially by the increase in event organizing costs resulting from a higher number of booths sold in our China Sourcing Fairs events in Sao Paolo, Brazil.

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

Community and content costs decreased by 16% from $32.7 million during the year ended December 31, 2012 to $27.5 million during the year ended December 31, 2013 due mainly to the decline in bulk circulation costs, printing charges, paper consumption, promotions for our publications business and promotion costs for our trade show business and our participation in third party trade shows.  We also reduced our content management services costs.

General and Administrative

General and administrative costs consist mainly of corporate staff compensation, marketing costs, office rental, depreciation, communications and travel costs, foreign exchange gains/losses arising from the revaluation of monetary assets and monetary liabilities,  amortization of software and intangible assets as well as the goodwill impairment charge discussed below.

We have issued share awards under an equity compensation plan (ECP), the Global Sources Retention Share Grant Plan and the Global Sources Retention Share Grant Plan II (amended effective as of May 1, 2012), to former employees, consultants and employees of third party service providers when they resign or retire from their respective employment or consultancy service. Under these two plans, the share grants vest over a five-year period on a graded vesting basis, with 20% of shares vesting each year. The grantee is subject to the non-competition terms stipulated in the plan. There is no vesting condition other than the non-competition terms. Under the above plans, if the grantee fails to comply with the non-competition terms, his or her unvested shares may be forfeited. We recognize the intangible assets relating to the non-competition provisions of these awards at the fair value of the respective award. The intangible assets are amortized over the non-competition period on a straight line basis. The amortization expense relating to these intangible assets is included in the general and administrative costs.

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

On April 2, 2011, our subsidiary, eMedia Asia Limited acquired a 100% interest in the EDN China and EDN Asia publications business and recorded the acquired intangible assets at fair value of $1.6 million and goodwill of $2.0 million in connection with this acquisition. The amortization expense relating to these acquired intangible assets is included in the general and administrative costs. The goodwill related to this acquisition has been fully impaired and charged to the consolidated income statement by the end of 2012 and the net book value of goodwill as of December 31, 2013, was nil.

On March 9, 2012, we acquired an 80% interest in FashionSZshow (formerly known as China (Shenzhen) International Brand Clothing & Accessories Fair) in mainland China. We recorded the acquired intangible assets at a fair value of $20.4 million, goodwill of $5.0 million and related deferred tax liabilities of $5.1 million in connection with this acquisition. The amortization expense relating to these acquired intangible assets is included in the general and administrative costs.

On October 1, 2013, in view of the downward trend in the fashion industry sector in China, the management reviewed the useful lives of the trademark intangible assets of the FashionSZshow business and revised the useful lives of the trademark intangible assets to seven years from the original seventeen years. The effect of this change in the accounting estimate was recognized prospectively from October 1, 2013. We recorded additional amortization expense of $0.5 million during the fourth quarter of 2013 resulting from the change in accounting estimate. Annual amortization expense is expected to be higher by $1.5 million during future financial years due to this change in accounting estimate.

Due to slow down in the current economic climate in China, management noted a significant decline in booth sales for the 2013 FashionSZshow event. Accordingly, management performed an impairment review in the second quarter of 2013 which revealed a shortfall in the future cash flows to support the recoverability of the carrying value of the FashionSZshow business. These calculations use cash flow projections by management covering a five-year period. Cash flows beyond the five-year period are extrapolated using estimated growth rates. Based on the review, management determined that the goodwill balance relating to the FashionSZshow business was partially impaired and recorded a $2.5 million goodwill impairment charge in the general and administrative costs in the second quarter of 2013. Management performed an annual impairment review as at December 31, 2013 which revealed a slower sales trend and a further shortfall in the future cash flows to support the recoverability of the carrying value of the FashionSZshow business. These calculations use cash flow projections by management covering a five-year period. Cash flows beyond the five-year period are extrapolated using estimated growth rates. Based on the review, management determined that there was impairment to the goodwill and intangible assets and recorded a $2.5 million goodwill impairment charge and a $3.5 million trademark intangible assets impairment charge in the general and administrative costs in the fourth quarter of 2013. The net book values of the intangible assets and goodwill relating to the FashionSZshow business as at December 31, 2013 were $13.6 million and $ nil, respectively.

General and administrative costs increased by 14% from $44.3 million during the year ended December 31, 2012 to $50.3 million during the year ended December 31, 2013, due mainly to a goodwill impairment charge, an impairment charge of intangible assets, and an increase in amortization of intangible assets relating to our acquired FashionSZshow business, off-set partially by reductions in marketing costs, goodwill impairment charge relating to acquired EDN business in 2012 and foreign exchange gains arising from the revaluation of monetary assets and monetary liabilities.

Information and Technology

Information and technology costs consist mainly of payroll, office rental and depreciation costs and fees paid to third parties relating to our information and technology support services and the updating and maintenance of Global Sources Online.

Information and technology costs declined by 4% from $13.2 million during the year ended December 31, 2012 to $12.7 million during the year ended December 31, 2013 due mainly to reductions in depreciation costs and internet communications costs.

Non-Cash Compensation Expense

We have issued share awards under several ECPs to both employees and non-employees. The Company’s share awards to non-employees are share grants to consultants and to employees of third party service providers. We also recognize non-cash compensation expenses relating to the share awards granted to our directors under The Global Sources Directors Share Grant Award Plan.

The share grants to employees and non-employees generally vest over a six-year period on a graded vesting basis, with a percentage of shares vesting each year. The share grants have a service condition that the awardees who received the share grants must continue to provide the services during the vesting period. The awardees will receive the shares on the respective vesting dates if they continue to render services to the Company. If an awardee ceases to provide services, any shares that have not vested are forfeited.

Persons eligible to receive grants under the Global Sources Directors Share Grant Award Plan are the directors of the Company. Share grants to directors vest after four years or in accordance with such other vesting schedule as may be determined by the Plan Committee.

The vesting of share grants may be accelerated in the event of death of an awardee or if the Company is in liquidation or in certain other cases, such as if there is a takeover or a change of control of the Company.

The total non-cash compensation expenses, resulting from the ECPs, including The Global Sources Directors Share Grant Award Plan, recorded by us and included under the respective categories of expenses during the year ended December 31, 2013 and the year ended December 31, 2012 were $2.2 million and $2.4 million, respectively.

The corresponding amounts for the non-cash compensation expenses were credited to shareholders’ equity.

Profit from Sale of Property

In the second quarter of 2013, we sold 1,939.38 square meters of office space on the 46th floor of a building in Shenzhen, China known as Excellence Times Square, for a total cash consideration of approximately $19.6 million and recorded a profit on sale of property of approximately $11.0 million and related taxes of $2.3 million resulting from this transaction.

In the first quarter of 2013 we sold 9,431 square feet of office space on the 26th floor of Southmark building in Hong Kong, China, and three car parking spaces, for a total cash consideration of approximately $9.0 million and recorded a profit on sale of property of $4.5 million resulting from this transaction.

The total profit on sale of property, relating to the above two transactions, recorded by us during the year ended December 31, 2013 was $15.4 million. The above transactions are discussed in detail under the Liquidity and Capital Resources section of this Item 5.

Profit from Operations

The total profit from operations during the year ended December 31, 2013 was $36.1 million as compared to $35.0 million during the year ended December 31, 2012. The increase in total profit from operations resulted mainly from profit on sale of property and declines in sales costs, event production costs, information and technology costs and community and content costs, off-set partially by a decline in revenue and an increase in general and administrative costs.

Profit from operations for online and other media services declined from $24.9 million during the year ended December 31, 2012 to $20.2 million during the year ended December 31, 2013, a decline of 19%. The decline resulted mainly from a decline in online and other media services revenue partly off-set by reductions in sales costs, community and content costs, general and administration costs and information and technology costs. Profit from operations for exhibition services declined from $7.3 million during the year ended December 31, 2012 to a loss of $2.5 million during the year ended December 31, 2013, mainly due to the impairment loss in goodwill and intangible assets relating to one of our acquired exhibition businesses that we recorded in 2013 and increases in general and administration costs, off-set partially by an increase in exhibitions revenue and declines in event production costs and community and content costs. Profit from operations for all other segments marginally improved from $2.8 million during the year ended December 30, 2012 to $2.9 million during the year ended December 31, 2013 as a result of an increase in revenue in those segments.

Interest Income and gain on sale of available-for sale securities

We recorded interest income of $1.5 million arising mainly from U.S. Treasury securities and term deposits placed with banks during the year ended December 31, 2013 compared to an interest income of $1.0 million during the year ended December 31, 2012. The increase in interest income was mainly due to the higher yield on the term deposits with the banks for the year ended December 31, 2013. We also recorded $0.06 million gain on sales of available-for-sale securities for the year ended December 31, 2013.

Income Taxes

Certain subsidiaries of the group operate in the Cayman Islands and other jurisdictions where there are no taxes imposed on companies. Some of our subsidiaries operate in Hong Kong SAR, Singapore, China and certain other jurisdictions and are subject to income taxes in their respective jurisdictions.

We reported a tax expense of $4.8 million for the year ended December 31, 2013 and of $2.7 million for the year ended December 31, 2012. The increase was mainly due to the $2.3 million tax expenses relating to the sale of property in Shenzhen, China.

Net Profit Attributable to the Company

Net profit attributable to the Company increased from $32.2 million during the year ended December 31, 2012 to $32.7 million during the year ended December 31, 2013. The increase in net profit attributable to the Company resulted mainly from profit on sale of property, declines in sales costs, event production costs, community and content costs, information and technology costs, an increase in interest income and reduction in impairment loss on investment in associate, off-set partially by a decline in revenue and increases in general and administrative costs and income tax expense.

Diluted Net Profit per Share

The diluted net profit per share attributable to the Company’s shareholders increased from $0.90 for the year ended December 31, 2012 to $0.91 for the year ended December 31, 2013. The number of shares used for the computation of net profit per share increased from 35.7 million to 36.1 million.

Fiscal Year 2012 Compared to Fiscal Year 2011

Revenue

Total revenue grew by 3% to $231.7 million during the year ended December 31, 2012 from $225.1 million during the year ended December 31, 2011. Following the introduction of Value Added Tax (“VAT”) in China in 2012 in a phased manner, we absorbed the VAT and presented our revenue net of VAT, which reduced our revenue growth in 2012. Moreover, a weakened China export market resulting from the global economic downturn coupled with various types of products and services launched by our competitors contributed to a reduced revenue yield from our customers, affecting our revenue growth negatively. In addition, these factors also contributed to reduced advance collections from customers which could reduce our future revenue. The mainland China export market continues to be weak, affecting our online and other media services revenue, and in addition, magazine advertising continues to be under pressure from the global shift to alternative forms of advertising. Our online and other media services revenue declined by $5.4 million or 4% to $136.1 million for the year ended December 31, 2012, as compared with $141.5 million for the year ended December 31, 2011, primarily due to declines in some of our Asian and US markets. The decline in our online and other media services revenue resulted mainly from a 27% decline in our print advertising offset by a growth of 1% in our revenue from hosting online websites and digital magazines for our customers. China represented 79% of online and other media services revenue for the year ended December 31, 2012 compared to 77% for the year ended December 31, 2011. Our Exhibitions revenue grew from $78.0 million for the year ended December 31, 2011 to $88.8 million for the year ended December 31, 2012, an increase of 14%, due mainly to the revenue contributed by the newly acquired China (Shenzhen) International Brand Clothing & Accessories Fair events in July 2012, the launching of our China Sourcing Fairs events in Brazil and increases in our booth sales in our China Sourcing Fairs events in Miami, USA and the China International Optoelectronic Expo in Shenzhen, China. The above increase was partially offset by decreases in booth sales for our China Sourcing events in Dubai and Mumbai, India and International IC China Conferences and Exhibitions in Shenzhen, China.

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

We have issued share awards under an ECP and the Global Sources Retention Share Grant Plan to former employees, consultants and employees of third party service providers when they resign or retire from their respective employment or consultancy service. Under these two plans, the share grants vest over a five-year period on a graded vesting basis, with 20% of shares vesting each year. The grantee is subject to the non-competition terms stipulated in the plan. There is no vesting condition other than the non-competition terms. We established The Global Sources Retention Share Grant Plan II (amended effective as of May 1, 2012) in the second quarter of 2012 to issue share awards to former employees, consultants and employees of third party service providers when they resign or retire from their respective employment or consultancy service. Under this plan, the share grants vest over a five-year period on a graded vesting basis, with 20% of shares vesting each year. The grantee is subject to the non-competition terms stipulated in the plan. There is no vesting condition other than the non-competition terms. Under the above plans, if the grantee fails to comply with the non-competition terms, his or her unvested shares may be forfeited. Where the Company has the ability to enforce the non-competition agreement and the grantees are entitled to the shares, we recognize the intangible assets relating to the non-competition provisions of these awards at the fair value of the respective award. The intangible assets are amortized over the non-competition period on a straight line basis. The amortization expense relating to these intangible assets is included in the general and administrative costs.

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

The share grants to employees and non-employees generally vest over a six-year period on a graded vesting basis, with a percentage of shares vesting each year. The share grants have a service condition that the awardees who received the share grants must continue to provide the services during the vesting period. The awardees will receive the shares on the respective vesting dates if they continue to render services to the Company. If an awardee ceases to provide services, any shares that have not vested are forfeited.

Persons eligible to receive grants under the Global Sources Directors Share Grant Award Plan are the directors of the Company. Share grants to directors will vest after four years or in accordance with such other vesting schedule as may be determined by the Plan Committee.

The vesting of share grants may be accelerated in the event of death of an awardee or if the Company is in liquidation or in certain other cases, such as if there is a takeover or a change of control of the Company.

The total non-cash compensation expenses, resulting from the ECPs, and The Global Sources Directors Share Grant Award Plan, recorded by us and included under the respective categories of expenses for the year ended December 31, 2012 and December 31, 2011 were $2.4 million and $2.8 million respectively.

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

We reported a tax expense of $2.7 million during the year ended December 31, 2012 and of $1.6 million for the year ended December 31, 2011. The effective tax rate for year ended December 31, 2012 was 8% compared to the effective tax rate of 5% for the year ended December 31, 2011. The increase in the effective tax rate is mainly due to the tax provision on the growth in profit from our China domestic exhibition business and tax provisions on the dividends declared by subsidiaries in China.

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

Liquidity and Capital Resources

We financed our activities for the year ended December 31, 2013 using cash generated from our operations and we had no bank debt as at December 31, 2013.

Net cash generated from operating activities was $31.1 million for the year ended December 31, 2013, compared to $31.3 million for the year ended December 31, 2012. The primary source of cash from operating activities was collections from our customers received through our independent sales representative organizations. The majority of our customers in mainland China pay us in advance for our Online and Other Media Services business. The majority of our Exhibitions business collections are advance payments. The 23% decline in our online and other media services revenue in 2013 compared to 2012 was a reflection of the reduction in advance payments from customers from $110.1 million at the end of 2011 to $93.6 million at the end of 2012 resulting mainly from the decline in advance payments from our customers in mainland China for our online and other media services business which was impacted by the global economic downturn and increased competition in the market. This decline appears to have mostly stabilized in 2013 resulting in $90.4 million advance payments from customers as at the end of 2013.

Receivables from sales representative organizations increased from $7.8 million as of December 31, 2012 to $10.6 million as of December 31, 2013 as the sales representatives are in the process of remitting the collections to us. These collections will be transferred to our bank accounts in the coming months. The receivables from sales representative represent cash receipts from our customers, net of commissions and fees payable, and which are collected by the independent sales representatives on our behalf. These cash receipts are banked into designated bank accounts owned by the independent sales representatives in China. For credit risk management purposes, our employees are the only authorized signatories for the withdrawal of cash from these bank accounts. We have long standing relationships with a majority of these independent sales representatives, for whom there is no recent history of default in transferring the funds to us. In the long term, if our China business and our exhibition business grow as the economic climate improves, the receivables from sales representative organizations may increase.

We continuously monitor collections from our customers and maintain an adequate provision for impairment of receivables. While credit losses have historically been within our expectations and the allowances established, if bad debts significantly exceed our provisions, additional provisions may be required in future.

We did not recognize deferred income tax assets of $9.1 million in respect of losses as at December 31, 2013 that can be carried forward against future taxable income as the losses arose from dormant and/or loss-making subsidiaries whereby the realization of the related tax benefit through future taxable profits is not probable.

Net cash generated from investing activities was $3.3 million during the year ended December 31, 2013, resulting mainly from $27.9 million proceeds from the sale of property and equipment and investment property, $5.8 million proceeds from matured term deposits with banks, $1.3 million of proceeds from the sale of available-for-sale financial assets and $1.5 million interest received, off-set partially by $24.6 million purchase of property and $2.4 million for the purchase of computers, software, office equipment and leasehold improvements, a $4.4 million balance payment for the acquisition of a controlling interest in a subsidiary and $1.8 million term deposits placed with banks. Net cash used in investing activities was $7.6 million during the year ended December 31, 2012 resulting mainly from the $11.4 million payment for the acquisition of a controlling interest in a subsidiary, $1.4 million cash used for purchase of computers, software, office equipment and leasehold improvements, $5.0 million placement of term deposits with banks, $12.6 million purchase of available-for-sale securities off-set partially by $18.4 million proceeds from sale of available-for-sale securities, $3.6 million proceeds from matured terms deposits with the banks and $1.0 million interest received.

Capital expenditures during the three months period ended March 31, 2014 amounted to $14.5 million and were incurred mainly for the purchase of commercial property in Singapore, computers, software, office equipment and for office renovation. Our capital expenditures were financed using cash generated from our operations.

In 2004, 2007 and 2008 we purchased office space of 9,000 square meters, 1,939.38 square meters and 6,364.50 square meters, respectively, in commercial buildings in Shenzhen China. In 2008 we also purchased office space of 22,874 square feet together with six car parking spaces in a commercial building in Hong Kong SAR. In the third quarter of 2011, we purchased office space of approximately 6,668 square meters in a commercial building in Shanghai, China at a purchase price of approximately $52.0 million, to support our continued business expansion in China. The payments for these acquisitions were funded from our internal cash resources. These buildings are situated on leasehold lands with lease periods ranging between 50 and 55 years. We record the depreciation on these assets on a straight-line basis over the remaining lease terms.

In order to reduce our exposure to potential rental cost increases, we signed a sale and purchase agreement on March 18, 2013 for the purchase of commercial property on the 21st, 22nd and 23rd floors of the Vita Tower in Hong Kong, China, which we were previously leasing for operational use. This comprised a total of 36,822 square feet of office space, for a total purchase consideration of approximately $23.6 million. The transaction was conducted on an arm’s-length basis based on due diligence procedures performed by management to ensure that it was transacted at fair value. The transaction was completed on March 28, 2013 and the total purchase consideration was paid by us. The $24.6 million total cost of the purchase, including transaction costs of approximately $1.0 million was recorded under property and equipment.

On March 18, 2013, we signed a sale and purchase agreement for the sale of office space on the 26th floor of Southmark building in Hong Kong, China, which was recorded under property and equipment, comprising a total area of 9,431 square feet, and three car parking spaces, for a total cash consideration of approximately $9.0 million. The transaction was conducted on an arm’s-length basis based on due diligence procedures performed by management to ensure that it was transacted at fair value. The transaction was completed on March 28, 2013 and the full payment was received on April 2, 2013. We recorded a gain on sale of property of $4.5 million resulting from this transaction in our consolidated income statement for the three months ended March 31, 2013.

With intent to realign our real estate property holding position, we decided to dispose of one of our commercial properties that was vacant. Accordingly, on April 27, 2013, we entered into a sale and purchase agreement for the sale of 1,939.38 square meters of office space on the 46th floor of a building in Shenzhen, China known as Excellence Times Square, for a total cash consideration of approximately $19.6 million. The full payment of the purchase price was received on May 3, 2013. We recorded a gain on sale of property of $11.0 million and related taxes of $2.3 million resulting from this transaction in our consolidated income statement for the three months ended June 30, 2013. The proceeds from the sale of this property have been remitted out of China by way of capital reduction of the property-owning subsidiary to the shareholding company.

Management reviewed the usage of the office space as at December 31, 2011 and again as at December 31, 2012 and, based on the Company’s intention, the portion of our properties that is designated to generate rental income in the short to medium term has been re-classified as Investment Properties. The net book value of the portion of these properties classified as Investment Properties as at December 31, 2013 and as at December 31, 2012 was $89.6 million and $97.4 million respectively. The total net book value of these office properties including the portion classified as Investment Properties and the portion classified under Property and Equipment as of December 31, 2013 and as of December 31, 2012 was $134.5 million and $122.8 million, respectively. The total market value of the office properties held as of December 31, 2013 and December 31, 2012 was $229.4 million and $219.7 million, respectively, based on independent valuation reports prepared by Savills Valuation and Professional Services Limited, Hong Kong. We did not record the market valuation gains as we record our Property and Equipment and Investment Properties at cost less the accumulated depreciation.

We invest our excess cash in term deposits with commercial banks, U.S. Treasury securities and available-for-sale securities to generate income from interest received as well as capital gains, while the funds are held to support our business.

Generally, we hold securities with specified maturity dates such as Treasury Bills until their maturity. We invest excess cash on hand in U.S. Treasury Bills, in term deposits with major banks and available-for-sale securities to generate interest income. The market values of our U.S. Treasury Bills, term deposits with banks and other available-for-sale securities as at December 31, 2013 were $13.2 million, $98.1 million and $6.4 million, respectively compared to the market values of our U.S. Treasury Bills, term deposits with banks and other available-for-sale securities as at December 31, 2012 of $13.3 million, $76.3 million and $7.5 million, respectively. We do not engage in buying and selling of securities with the objective of generating profits on short-term differences in price or for other speculative purposes. Our objective is to invest to support our capital preservation strategy.

We hold a Documentary Credit facility with the Hongkong and Shanghai Banking Corporation Limited, for providing documentary credits to our suppliers. This facility has a maximum limit of approximately $0.6 million. As at December 31, 2013, the unutilized amount under this facility was approximately $0.6 million. Hongkong and Shanghai Banking Corporation Limited has also provided a guarantee on our behalf to our suppliers. As at December 31, 2013, such guarantee amounted to $0.003 million.

During the first quarter of 2007, we entered into a number of venue license agreements for our exhibition events amounting to $44.4 million in payments over five and a half years. In 2010, we entered into a number of venue license agreements for our exhibition events amounting to a gross value of approximately $20.0 million in payments over five years. Subsequently, we signed supplemental agreements for additional space, increasing the total amount to $20.7 million. In 2012 we signed additional agreements for a total amount of $21.4 million. The above agreements are cancelable under force majeure or other specified conditions, or upon notice and payment of cancellation charges to the other party. The amounts paid will be expensed when the related events are held. As of December 31, 2013, we have paid approximately $53.1 million in aggregate under these agreements.

Net cash used in financing activities was $2.0 million during the year ended December 31, 2013, resulting from $2.0 million payment of dividends to non-controlling shareholders by subsidiaries. Net cash used in financing activities was $1.3 million during the year ended December 31, 2012, resulting from $1.3 million payment of dividends to non-controlling shareholders by subsidiaries.

On February 4, 2008, our Board of Directors authorized a program to buy back up to $50.0 million of common shares. We may, from time to time, as business conditions warrant, purchase shares in the open market or through private transactions. The buyback program does not obligate us to buy back any specific number of shares and may be suspended or terminated at any time at management’s discretion. The timing and amount of any buyback of shares will be determined by management based on its evaluation of market conditions and other factors. As of December 31, 2013, we have not bought back any of our shares under this program.

In March 2012, we acquired an 80% interest in Haoji Group Limited which, through a subsidiary incorporated in Hong Kong, owns 100% of Huanyu Shishang Exhibition (Shenzhen) Co., Ltd, a company incorporated in China, that organizes and hosts the FashionSZshow (formerly known as China (Shenzhen) International Brand Clothing & Accessories Fair), one of the largest fashion shows in Asia, for a total consideration of up to approximately $17.0 million, comprising an initial cash consideration of approximately $12.7 million that was paid upon completion of the transaction, and an additional cash consideration of approximately $4.3 million that was paid in February 2013 upon certain performance related conditions having been fulfilled. During the second quarter of 2013, management performed an impairment review which revealed a shortfall in the future cash flows to support the recoverability of the

FashionSZshow business. Based on the review, we recorded a $2.5 million goodwill impairment charge in the general and administrative costs in the second quarter of 2013. Management performed an annual impairment review as at December 31, 2013 which revealed a slower sales trend and further shortfall in the future cash flows to support the recoverability of the carrying value of the FashionSZshow business. Based on the review, we recorded a $2.5 million goodwill impairment charge and a $3.5 million trademark intangible assets impairment charge in the general and administrative costs in the fourth quarter of 2013. In addition, on October 1, 2013, the management reviewed the useful lives of the trademark intangible assets of the FashionSZshow business taking into account the downward trend in the fashion industry sector in China and revised the useful lives of the trademark intangible assets to seven years from the original seventeen years. The effect of this change in the accounting estimate was recognized prospectively from October 1, 2013. We recorded additional amortization expense of $0.5 million during the fourth quarter of 2013 resulting from the change in accounting estimate.  The net book values of the intangible assets and goodwill relating to the FashionSZshow business as at December 31, 2013 were $13.6 million and $nil, respectively.

The Shenzhen International Machinery Manufacturing Industry Exhibition and its related shows (the “SIMM Events”) currently consist of two groups of co-located trade shows: (a) the Shenzhen International Machining Automation Exhibition and (b) the Shenzhen International Metal Forming Machine Tool & Mould Exhibition (collectively, the “Group A SIMM Events”); and (b) the Shenzhen International Metal Cutting Machine Tool Exhibition (the “Group B SIMM Events”). We entered into an agreement in April 2013 to acquire a 70% interest in the Group A SIMM Events and a 56% effective interest in the Group B SIMM Events, for a total consideration of approximately $16.6 million. We paid an initial deposit of $2.1 million in the third quarter of 2013. The balance cash consideration of $14.5 million is payable in several installments over the next four years upon certain conditions being fulfilled. In addition, there is a potential obligation to pay an additional not more than approximately $1.2 million for transaction cost, which will be expensed upon payment. We expensed $0.2 million legal and other costs relating to this acquisition in 2013.
In order to reduce our exposure to potential rental cost increases, and to secure  office space for our continued and uninterrupted operational use, we have signed a sale and purchase agreement on January 20, 2014 for the purchase of commercial property on the eighth floor of No. 1 Sims Lane, Singapore, with a total gross floor area of approximately 22,496.50 square feet, together with appurtenant roof top accessory lots above the eighth floor, which we currently lease for operational use for total consideration of approximately $13.1 million. The transaction was completed on February 10, 2014 and the total purchase consideration has been paid by us.

On March 11, 2014, our board of directors authorized the repurchase of up to 5,000,000 of our issued and outstanding common shares by tender offer at a purchase price of $10.00 per share. The total purchase consideration for this tender offer will be up to $50.0 million. We expect to fund this share repurchase from our cash balance on hand. The offer is expected to commence before the end of April 2014 and is expected to be completed by the end of May 2014. We will hold the repurchased shares as treasury shares.

The following table summarizes our contractual obligations as of December 31, 2013:

	Payments due by period (in U.S. Dollars Thousands)
	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
Contractual Obligations
Operating leases	$684	$599	$85	-	-
Purchase obligations (including venue license/rental obligations)	$34,850	$11,582	$23,268	-	-
Deferred income and customer prepayments - long term	$5,660	-	$5,660	-	-
Total	$41,194	$12,181	$29,013	$-	$-

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
Recent Accounting Pronouncements

New standards, amendments and interpretations issued that are effective for the financial year beginning on or after January 1, 2014;

Amendment to IAS 36, ‘Impairment of assets’ on recoverable amount disclosures. This amendment addresses the disclosure of information about the recoverable amount of impaired assets if that amount is based on fair value less costs of disposal. We adopted Amendments to IAS 36 for the accounting period beginning on January 1, 2014 and the adoption of this standard is not expected to have a significant impact on our financial statements.

IFRS 9, ‘Financial instruments’, addresses the classification, measurement and recognition of financial assets and financial liabilities. IFRS 9 was issued in November 2009 and October 2010. It replaces the parts of IAS 39 that relate to the classification and measurement of financial instruments. IFRS 9 requires financial assets to be classified into two measurement categories: those measured as at fair value and those measured at amortized cost. The determination is made at initial recognition. The classification depends on the entity’s business model for managing its financial instruments and the contractual cash flow characteristics of the instrument. For financial liabilities, the standard retains most of the IAS 39 requirements. The main change is that, in cases where the fair value option is taken for financial liabilities, the part of a fair value change due to an entity’s own credit risk is recorded in other comprehensive income rather than the income statement, unless this creates an accounting mismatch. The transitional provisions governing the switch to IFRS 9 have changed as a result of amendments to IFRS 9 and IFRS 7 – Mandatory Effective Date and Transition Disclosures. These amendments have postponed the date for mandatory first-time adoptionto accounting periods beginning on or after January 1, 2018. Accordingly, we will adopt IFRS 9 when it becomes applicable. We will assess the impact on our financial statements, if any, when the final standard is announced.

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

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

The following table sets forth information regarding the persons who are our executive officers and directors as of the date of this Annual Report.

Name	Age	Position
Merle Allan Hinrich	72	Director and Executive Chairman
Spenser Au	59	Chief Executive Officer
Connie Lai	40	Chief Financial Officer
Brent Barnes	41	Chief Operating Officer
Peter Zapf	45	Chief Information Officer
Sarah Benecke	57	Director
Eddie Heng Teng Hua	63	Director
Roderick E. Chalmers	66	Director
David F. Jones	49	Director
James A. Watkins	68	Director
Yam Kam Hon Peter	67	Director

Mr. Hinrich has been a director since April 2000 and is currently our Executive Chairman. He was our Chief Executive Officer from April 2000 to August 2011. A co-founder of the business, he was the principal executive officer of our predecessor company, Trade Media Holdings Limited, a Cayman Islands corporation wholly owned by us (“Trade Media”), from 1971 through 1993 and resumed that position in September 1999. From 1994 to August 1999, Mr. Hinrich was chairman of the ASM Group, which included Trade Media. Mr. Hinrich is a director of Trade Media and has also been the Chairman of the Board of Trade Media. Mr. Hinrich graduated from the University of Nebraska and the Thunderbird School of Global Management (“Thunderbird”). Mr. Hinrich is a member of Tsinghua University International Advisory Board for China’s first-ever English-language Global Business Journalism program and an advisor to the Hong Kong Baptist University. After 22 years of service, he retired from the board of trustees of Thunderbird. He is a board member of the Economic Strategy Institute in Washington, D.C., co-founder and former chairman of The Society of Hong Kong Publishers, and the chairman of the council of members of the Hinrich Foundation. He is also an investment Promotion Ambassador with Invest Hong Kong. His term as director expires in 2015.

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

Ms. Benecke has been a director since April 2000 and, since 1993, has been a director of Trade Media. Ms. Benecke was our principal executive officer from January 1994 through August 1999. She joined us in May 1980 and served in numerous positions, including publisher from 1988 to December 1992 and chief operating officer in 1993. From September 1999 to July 2010, Ms. Benecke served as a consultant to Publishers Representatives Ltd. (Hong Kong), a subsidiary of our company. Her consulting work focused largely on the launch, development and expansion of the “China Sourcing Fairs” in Shanghai, Hong Kong, Mumbai, Dubai, Singapore and Johannesburg. Ms Benecke is also on the boards of Australian media company, McPherson Media, and Hong Kong art show organiser, Asia Contemporary Art Ltd. She graduated with a B.A. from the University of New South Wales, Australia. Her term as director expires in 2016.

Mr. Heng has been a director since April 2000. He joined us in August 1993 as deputy to the vice president of finance and was the Chief Financial Officer (previously titled vice president of finance) from 1994 until June 30, 2009. Mr. Heng returned to serve as Interim Chief Financial Officer from June 30, 2010 until August 1, 2010. He received an MBA from Schiller International University in London in 1993, is a Singapore Chartered Accountant, a member of the Institute of Singapore Chartered Accountants, and a Fellow Member of The Association of Chartered Certified Accountants in the United Kingdom. Mr. Heng is currently an audit committee member of Prison Fellowship Singapore, a Christian non-profit organization that provides counseling and skills training to prisoners and financial support to their families. Prior to joining us, he was the regional financial controller of Hitachi Data Systems, a joint venture between Hitachi and General Motors. His term as director expires in 2016.

Mr. Chalmers has been a director since October 2000. He was chairman, Asia-Pacific, of PricewaterhouseCoopers LLP and a member of PwC’s Global Management Board from 1998 until his retirement in July 2000. He is a 30-year veteran with PwC’s merger partner Coopers & Lybrand with specialist experience in the financial services industry. He has at various times been a non-executive director of the Hong Kong SAR Securities and Futures Commission, a member of the Takeovers and Mergers Panel, and chairman of the Working Group on Financial Disclosure. He is currently a director of Gasan Group Limited (Malta), and Simonds Farsons Cisk Limited (Malta). He was the Chairman of the Board of Directors of the Bank of Valletta plc from 2004 until his retirement from that position in 2012. His term as director expires in 2015.

Mr. Jones has been a director since April 2000. He is the CEO of the Australian Clean Energy Finance Fund, a solar energy financing business. From August 2011 to February 2013, Mr. Jones was with Better Place Inc., a global electric vehicle services provider, where he was Vice President Global Corporate Development and Strategy. He spent the previous 17 years in the private equity industry, and before that he was in management consulting, investment banking and general management. Mr. Jones was Managing Director of CHAMP Private Equity, a leading Australian buyout firm from 2002 to 2011. In 1999, he founded and, until 2002, led the development of UBS Capital’s Australian and New Zealand business. Prior to that, he spent four years with Macquarie Direct Investment, a venture capital firm in Sydney, Australia, and one year at BancBoston Capital in Boston, Massachusetts. Mr. Jones began his career as a consultant with McKinsey & Company in Australia and New Zealand. He left McKinsey to take the role of general manager of Butterfields Cheese Factors, of the King Island Dairies group. He is a director of EC English Pty Ltd, EMR Capital Pty Ltd and The National Museum of Australia. He was previously Chairman of the Australian Venture Capital Association Limited and a director of various listed and unlisted companies in Australia. Mr. Jones holds a Bachelor of Engineering (First Class Hons.) from the University of Melbourne and a Master of Business Administration from Harvard Business School. His term as director expires in 2014.

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

Mr. Yam was first appointed as a director at our annual general meeting of shareholders on June 22, 2011. Mr. Yam joined Emerson (NYSE: EMR) in 1986 and is currently an advisor to Emerson Electric Asia-Pacific after he retired as president of Emerson Greater China and chairman of Emerson Electric (China) Holdings Co., Ltd in April 2008. For more than two decades, Mr. Yam played a key role in leading Emerson’s investments in China. Mr. Yam holds a bachelors degree in electrical engineering from the University of Hong Kong and an Executive MBA from the University of Chicago. He is also currently an adjunct professor of The Chinese University of Hong Kong’s Faculty of Business Administration Department of Management, a member of the College Council and the Board of Governors of the Centennial College, Hong Kong, and a council member of the Asian Corporate Governance Association. Mr. Yam was previously a member of the Suzhou Industrial Park International Advisory Committee from 2001 to 2008, a director of the Executive Committee of Foreign Investment Companies in Beijing from 2003 to 2008, a non-executive director of Sun Life Hong Kong Limited and affiliates from 2003 to 2010 and a member of the Board of Directors of the Hong Kong Science & Technology Parks Corporation from 2001 to 2006,  and he also previously served as a vice-president of the American Chamber of Commerce in Hong Kong, a visiting professor of Nanjing University’s School of Business and a visiting professor of Jiangmen Polytechnic in China. His term as director expires in 2014.

Compensation

For the year ended December 31, 2013, we and our subsidiaries provided our eleven directors and executive officers as a group aggregate remuneration, pension contributions, allowances and other benefits of approximately $3,558,660 (2012: $2,912,170; 2011: $3,835,639) including the non-cash compensation of $998,371 (2012: $717,544; 2011: $1,464,528) associated with the ECPs.

In 2013, we and our subsidiaries incurred $363,506 (2012: $43,404; 2011: $59,025) in costs to provide pension, retirement or similar benefits to our respective officers and directors pursuant to our retirement plan and pension plan.

Employment Agreements

We have employment agreements with Mr. Merle A. Hinrich under which he serves as our executive chairman. The agreements contain covenants restricting Mr. Hinrich’s ability to compete with us during his term of employment and preventing him from disclosing any confidential information during the term of his employment agreement and for a further period of three years after the termination of his employment agreement. In addition, we retain the rights to all trademarks and copyrights acquired and any inventions or discoveries made or discovered by Mr. Hinrich in the course of his employment. Upon a change of control, if Mr. Hinrich is placed in a position of lesser stature than that of a senior executive officer, a significant change in the nature or scope of his duties is effected, Mr. Hinrich ceases to be a member of the board, or if there is a breach of those sections of his employment agreements relating to compensation, reimbursement, title and duties or termination, we are liable to pay Mr. Hinrich a lump sum cash payment equal to five times the sum of his base salary prior to the change of control and the bonus paid to him in the year preceding the change of control. The agreements may be terminated by either party by giving six months’ notice.

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

Board Practices

Our Board of Directors consists of seven members, the terms of which expire on the basis of one-third of the board retiring by rotation at each annual general meeting of shareholders. Each director holds office until his or her term expires as aforesaid, and he or she is then subject to re-election as a director at the respective annual general meeting for a further term which will subsequently expire on the same basis. Executive officers serve at the discretion of the Board of Directors. Our executive officers have, on average, 22 years of service with us. Six non-executive directors receive a cash fee of $15,000 per year, plus an additional $4,000 for each board meeting attended. Non-executive directors who are members of the audit committee also receive a cash fee of $5,000 per year.

Committees of the Board of Directors

We have established an audit committee and an executive committee of our Board of Directors. The audit committee recommends the appointment of auditors, oversees accounting and audit functions and other key financial matters of our company. The audit committee meets at least four times a year. David Jones, Roderick Chalmers, James Watkins and Eddie Heng are the members of the audit committee and the Board of Directors determined that Mr. Chalmers is an audit committee financial expert as defined under appropriate SEC guidelines. The executive committee acts for the entire Board of Directors between board meetings in respect of certain matters. Merle Hinrich, Eddie Heng and Sarah Benecke are the members of the executive committee.

We have a separately - designated standing compensation committee, consisting of independent directors. The members of the compensation committee are Roderick Chalmers, David Jones, James Watkins, Peter Yam, Eddie Heng and Sarah Benecke. The primary function of the compensation committee is to approve compensation packages for each of the Company’s executive officers. The compensation committee held 2 meetings in the fiscal year ended December 31, 2013.

We have an executive sessions committee, consisting of the independent directors. The members of the executive sessions committee are Roderick Chalmers, David Jones, James Watkins, Peter Yam, Eddie Heng and Sarah Benecke. The executive sessions committee meets to discuss matters under the purview of the independent directors. The executive sessions committee held at least 4 meetings in the fiscal year ended December 31, 2013.

Our compensation committee and audit committee charters are available on our website at www.corporate.globalsources.com.

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

Employees

As of December 31, 2013, we had 471 employees worldwide, the majority of whom work in management, technical or administrative positions. We consider our employee relationships to be satisfactory. Our employees are not represented by labor unions and we are not aware of any attempts to organize our employees.

The following summarizes the approximate number of employees and independent contractors by function:

Function	Employees	Independent Contractors	Total

Content Development	2	195	197
Corporate Human Resources & Administration	50	54	104
Corporate Marketing	7	18	25
Community Development	74	19	93
Sales	108	1,961	2,069
Information System Department (includes CIO office)	78	91	169
Corporate Accounts	69	60	129
Office of the CEO, COO	14	0	14
Legal and Group Secretarial	6	1	7
Conference & Trade Show Services + China Edu	63	71	134
Total	471	2,470	2,941

Share Ownership

Information on the ownership of our Common Shares is given under Item 7, Major Shareholders and Related Party Transactions.

Equity Compensation Plans

On December 30, 1999, we established The Global Sources Employee Equity Compensation Trust (the “Trust”) for the purpose of administering monies and other assets contributed to the Trust for the establishment of equity compensation and other benefit plans, including The Global Sources Employee Equity Compensation Plan (“ECP”) Numbers IV through VII described below. The Trust is administered by Appleby Services (Bermuda) Ltd. (previously known as “Harrington Trust Limited” and then as “Appleby Trust (Bermuda) Ltd.”) (the “Trustee”). The number of shares that may be sold pursuant to these plans is limited to the number of our shares held by the Trust. Following our takeover of Trade Media on April 14, 2000, the Trade Media shares were exchanged for our common shares. These Trade Media shares currently represent our common shares. As of February 28, 2014, the Trustee holds 807,842 of our common shares, consisting of common shares held in the Trust, as well as already vested common shares under the plans which are held in trust by the Trustee for various grantees who have elected to utilize the trust services of the Trustee for such purpose. The Trustee has informed us that it does not intend to acquire any additional shares.  In exercising its powers, including the voting of securities held in the Trust, the Trustee may be directed by the plan committee (“ECP Plan Committee”), whose members are selected by the board of directors of one of our wholly-owned subsidiaries.

Pursuant to a Declaration of Trust dated November 28, 2006 by the Trustee, “The Global Sources Equity Compensation Trust 2007” (“2007 Trust”) was established. The 2007 Trust is administered by Appleby Services (Bermuda) Ltd. (the “2007 Trustee”) as trustee. The purpose of the 2007 Trust is to administer shares contributed by us to the 2007 Trust from time to time in connection with providing equity compensation benefits under The Global Sources Equity Compensation (2007) Master Plan described below (“ECP 2007 Master Plan”). As of February 28, 2014, the 2007 Trustee does not hold any unvested common shares contributed by us in the 2007 Trust, but the 2007 Trustee holds 84,733 already vested common shares under the ECP 2007 Master Plan which are held in trust by the 2007 Trustee for various grantees who have elected to utilize the trust services of the 2007 Trustee for such purpose. In exercising its powers under the 2007 Trust, the 2007 Trustee may be directed by the plan committee to be constituted and appointed by our Board of Directors. The plan committee (“ECP 2007 Plan Committee”) was constituted and appointed by the Board of Directors on February 15, 2007.

Global Sources Equity Compensation Plans Numbers IV and V

Eligible employees, directors, consultants, advisors and independent contractors under ECP IV are awarded a defined amount of compensation payable in Global Sources Ltd. common shares, the number of which are determined by the ECP Plan Committee periodically.

Entitlement of the employees, directors, consultants, advisors and independent contractors to these common shares is subject to employment and vesting terms.

Eligible employees, directors, consultants, advisors and independent contractors under ECP V were awarded a one-time grant of shares, the number of which were determined by the ECP Plan Committee.

Entitlement of the employees, directors, consultants, advisors and independent contractors to these common shares is subject to employment or continued services and vesting terms.

The ECP Plan Committee first approved the awards of common shares under ECP IV in January 2001 and approved additional awards of common shares under ECP IV on various dates during the year 2001. The ECP Plan Committee first approved the awards of common shares under ECP V in January 2001 and approved additional awards of common shares under ECP V on various subsequent dates.

Global Sources Equity Compensation Plan VI

Eligible employees, directors, consultants, advisors and independent contractors under ECP VI are awarded, after their resignation or retirement from their respective services, a one-time grant of our common shares, the number of which are determined by the ECP Plan Committee.

Entitlement of the employees, directors, consultants, advisors and independent contractors to these common shares, is subject to non-competition and vesting terms. There is no forfeiture provision other than pursuant to the non-competition terms.

The ECP Plan Committee approved ECP VI on March 13, 2001 and first approved the awards of common shares under ECP VI in May 2001. The ECP Plan Committee approved additional awards of common shares under ECP VI on various subsequent dates.

Global Sources Equity Compensation Plan VII

Eligible employees, directors, consultants, advisors and independent contractors under ECP VII are awarded a grant of a defined number of our common shares, the number of which are determined by the ECP Plan Committee periodically.

Entitlement of the employees, directors, consultants, advisors and independent contractors to these common shares is subject to employment and vesting terms.

The ECP Plan Committee first approved the awards of common shares under ECP VII in January 2002 and approved additional awards of common shares under ECP VII on various subsequent dates.

The Global Sources Equity Compensation (2007) Master Plan

The ECP 2007 Master Plan was approved by our shareholders on May 8, 2006. The ECP 2007 Master Plan became effective on January 1, 2007 and, unless terminated earlier by our Board of Directors, was due to expire on December 31, 2012 (but its expiration date has since been extended to December 31, 2017 (as described below)). Our employees, directors and consultants and the employees, directors and consultants of our subsidiaries and of our and our subsidiaries’ independent contractors (“Team Members”), are eligible to be awarded grants of our common shares under the ECP 2007 Master Plan. The grantees and the number of shares to be awarded, and the vesting rules and other terms and conditions, are determined by the ECP 2007 Plan Committee, which is authorized under the ECP 2007 Master Plan to issue supplementary or subsidiary documents to set out and evidence such vesting rules and other terms and conditions. The total number of shares to be issued under the ECP 2007 Master Plan is subject to a limit of 3,000,000 common shares.

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

On March 6, 2007, the ECP 2007 Plan Committee approved and issued “The Global Sources Share Grant Award Plan” as a supplementary or subsidiary document to the ECP 2007 Master Plan. Under the plan, the ECP 2007 Plan Committee determines which eligible Team Members will be granted awards of shares and the number of shares to be awarded to them, and the vesting schedule for such awards. The plan became effective on March 6, 2007, and will terminate upon the expiration or termination of the ECP 2007 Master Plan, or upon the liquidation of the Company, or upon termination by the ECP 2007 Plan Committee, whichever is the earliest to occur. The ECP 2007 Plan Committee approved awards of common shares under the plan on various dates.

On March 6, 2007, the ECP 2007 Plan Committee approved and issued “The Global Sources Retention Share Grant Plan” as a supplementary or subsidiary document to the ECP 2007 Master Plan. Persons eligible to receive grants under the plan are persons who have been Team Members for at least five years, who retire “in good standing” (as determined by the ECP 2007 Plan Committee), and who would otherwise have their unvested  shares (under any applicable equity compensation plans) forfeited upon retirement. The ECP 2007 Plan Committee determines which eligible persons will be granted awards of common shares. The number of common shares to be awarded to such grantees are calculated according to a formula defined in the plan, and vest in equal installments over a period of five years after retirement, subject to certain non-competition terms and a condition that the grantees remain “in good standing”. There is no forfeiture provision other than pursuant to the non-competition terms and being “in good standing”, not doing anything prejudicial to the Company or other reasons as determined by the ECP 2007 Plan Committee. The plan commenced with effect on March 6, 2007, and will terminate upon the expiration or termination of the ECP 2007 Master Plan, or upon the liquidation of the Company, or upon termination by the ECP 2007 Plan Committee, whichever is the earliest to occur. The ECP 2007 Plan Committee approved awards of common shares under the plan on various dates.

On April 24, 2009, the ECP 2007 Plan Committee approved and issued “The Global Sources Directors Share Grant Award Plan” as a supplementary or subsidiary document to the ECP 2007 Master Plan. Persons eligible to receive grants under the plan are directors of the Company. Under the plan, the ECP 2007 Plan Committee determines which directors of the Company will be granted awards of shares and the number of shares to be awarded to them. Any shares awarded do not vest immediately, but only after four years after the effective date, as specified by the ECP 2007 Plan Committee (or in accordance with such other vesting schedule as may be determined by the ECP 2007 Plan Committee). The plan became effective on April 24, 2009, and will terminate upon the expiration or termination of the ECP 2007 Master Plan, or upon the liquidation of the Company, or upon termination by the ECP 2007 Plan Committee, whichever is the earliest to occur. The ECP 2007 Plan Committee first approved an award under the plan in June 2009, and approved additional awards under the plan on various subsequent dates.

The ECP 2007 Plan Committee approved and issued “The Global Sources Retention Share Grant Plan II”, effective as of January 1, 2012, as a supplementary or subsidiary document to the ECP 2007 Master Plan (Amended). The plan’s provisions are similar to those of The Global Sources Retention Share Grant Plan, except that it expressly clarifies that, as an alternative to our common shares being first issued to the 2007 Trustee upon an award being made under the plan (for the 2007 Trustee to hold in trust pending vesting) and then subsequently transferred by the 2007 Trustee to the respective grantee upon vesting, our common shares may instead be issued directly to the respective grantee at the time of vesting. An amended version of the plan, known as “The Global Sources Retention Share Grant Plan II (amended effective as of May 1, 2012)”, was approved by the ECP 2007 Plan Committee, with effect from May 1, 2012, in order to clarify that each person eligible to receive an award under the plan must be so eligible as of the effective time of his/her retirement, and all awards to a grantee under the plan shall be or shall be deemed to be effective immediately prior to the effective time of the grantee’s retirement. The ECP 2007 Plan Committee first approved awards of common shares under the plan in April 2012, and approved additional awards under the plan on various subsequent dates.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

The following table sets forth information about those persons who hold more than 5% of our total outstanding common shares and the share ownership of our directors and officers as of February 28, 2014. The information is based upon our knowledge of the share ownership of such persons on February 28, 2014.

Common Shares Beneficially Owned
Name of Beneficial Owner	Shares		Percentage **

Merle Allan Hinrich	16,296,309	***	46.93	%***
Spenser Au	*		*
Connie Lai	*		*
Brent Barnes	*		*
Peter Zapf	*		*
Sarah Benecke	*		*
Eddie Heng Teng Hua	*		*
David F Jones	*		*
Roderick E Chalmers	*		*
James A Watkins	*		*
Yam Kam Hon Peter	*		*
All officers and directors as a group (11 persons)	16,882,564		48.62%
GAMCO Investors, Inc. et al One Corporate Center Rye, New York 10580-1435	1,736,475	****	5.00	%****

*           Indicates beneficial ownership of less than 1%.

**
Based upon 34,722,691 common shares issued and outstanding as of February 28, 2014. The percentage figures are calculated based on our total issued and outstanding common shares (and do not take into account that portion of our total issued common shares which are held as treasury shares).

***
As of February 28, 2014, Mr. Merle Allan Hinrich has the sole power to vote and dispose of 14,773,547 common shares beneficially owned by him (representing approximately 42.55% of our total outstanding common shares), may be deemed to have shared power with his wife Miriam Hinrich to vote or direct to vote and dispose of 339,806 common shares owned by her (representing approximately 0.98% of our total outstanding common shares)  and may be deemed to have shared power with Hinrich Investments Limited to vote or direct to vote and dispose of 1,182,956 common shares owned by Hinrich Investments Limited (representing approximately 3.40% of our total outstanding common shares).  Hinrich Investments Limited is owned by a nominee company in trust for the Hinrich Foundation, of which Mr. Hinrich serves as the chairman of the council of members (the decision-making body), and of which he was the founder and the initial settlor.

Mr. Hinrich, who is our Executive Chairman, may therefore be deemed to beneficially own up to approximately 46.93% of our total outstanding common shares as of February 28, 2014 (as described above), and he is deemed our controlling shareholder.

****
Based on Schedule 13D filed on October 31, 2013 by a group including GAMCO Investors, Inc., which includes Mario J. Gabelli and various entities which he directly or indirectly controls or for which he acts as chief investment officer.

As of February 28, 2014, we believe that approximately 13,554,731 of our shares or approximately 39.04% of our total outstanding common shares were beneficially owned by U.S. holders and there were 594 shareholders of record in the U.S. (excluding any U.S. holders who may be holding our shares through brokerage firms).

Our major shareholders do not have different voting rights. We do not know of any arrangement which may at a subsequent date result in a change in control of our company.

Related Party Transactions

There were no material related party transactions from January 1, 2013 to February 28, 2014.

ITEM 8.                  FINANCIAL INFORMATION

GLOBAL SOURCES LTD. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS
For the year ended December 31, 2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders

In our opinion, the accompanying consolidated balance sheets and the related consolidated income statements and statements of comprehensive income, changes in equity and cash flows  present fairly, in all material respects, the financial position of Global Sources Ltd. (the ‘Company’) and its subsidiaries at December 31, 2013, and December 31, 2012 and the results of their operations and their cash flows for each of the three years ended December 31, 2013 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as at December 31, 2013, based on criteria established in Internal Control - Integrated Framework 1992 issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Report of Management on Internal Control over Financial Reporting.

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

/s/ PricewaterhouseCoopers LLP
Singapore
April 2, 2014

GLOBAL SOURCES LTD. AND SUBSIDIARIES
CONSOLIDATED INCOME STATEMENTS

(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

	Year ended December 31,
	2013	2012	2011

Revenue
Online and other media services	$104,629	$136,101	$141,475
Exhibitions	85,636	88,782	77,973
Miscellaneous	7,257	6,857	5,617
	197,522	231,740	225,065
Operating Expenses:
Sales	61,958	80,354	81,363
Event production	24,403	26,250	24,637
Community and content	27,481	32,696	34,078
General and administrative	50,272	44,281	40,660
Information and technology	12,729	13,188	12,607
Total Operating Expenses	176,843	196,769	193,345
Profit on sale of property	15,410	-	-
Profit from Operations	36,089	34,971	31,720
Interest income	1,472	1,044	360
Share of loss of associate	-	(24)	-
Gain on sale of available-for-sale securities	64	-	-
Impairment loss on investment in associate	-	(302)	-
Profit before income taxes	37,625	35,689	32,080
Income tax expense	(4,753)	(2,744)	(1,613)
Net profit	32,872	32,945	30,467
Net profit attributable to non-controlling interests	(137)	(739)	(991)
Net profit attributable to the Company’s shareholders	$32,735	$32,206	$29,476
Basic net profit per share attributable to the Company’s shareholders	$0.95	$0.95	$0.87
Shares used in basic net profit per share calculations	34,426,468	34,017,730	33,742,648
Diluted net profit per share attributable to the Company’s shareholders	$0.91	$0.90	$0.83
Shares used in diluted net profit per share calculations	36,068,326	35,742,495	35,385,218

The notes on pages 69 to 104 are an integral part of these consolidated financial statements.

GLOBAL SOURCES LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

	Year ended December 31,
	2013	2012	2011

Net profit	$32,872	$32,945	$30,467
Other comprehensive income that may be reclassified subsequently to profit or loss:
Currency translation differences arising from consolidation	3,170	1,623	3,212
Financial assets, available-for-sale:
Fair value gains	61	52	-
Reclassification to income statements on disposal	(64)	-	-
Other comprehensive income for the year, net of tax of $nil	3,167	1,675	3,212
Total comprehensive income for the year	36,039	34,620	33,679
Total comprehensive income attributable to the Company’s shareholders	35,806	33,812	32,573
Total comprehensive income attributable to non-controlling interests	233	808	1,106
Total comprehensive income for the year	$36,039	$34,620	$33,679

The notes on pages 69 to 104 are an integral part of these consolidated financial statements.

GLOBAL SOURCES LTD. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

	As at December 31,
	2013	2012

ASSETS

Current assets
Cash and cash equivalents	$137,359	$104,631
Term deposits with banks	106	4,184
Financial assets, available-for-sale	6,367	7,472
Accounts receivables, net	3,122	4,242
Receivables from sales representatives	10,630	7,773
Inventories	266	410
Prepaid expenses and other current assets	18,544	18,396
	176,394	147,108
Non-current assets
Property and equipment	49,701	30,442
Investment properties	89,615	97,377
Intangible assets	21,423	33,136
Long term investment	100	100
Deferred income tax assets	98	244
Other non-current assets	1,766	2,762
	162,703	164,061
Total assets	$339,097	$311,169

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities
Accounts payable	$8,779	$12,531
Deferred income and customer prepayments	84,704	84,540
Accrued liabilities	19,166	20,409
Income tax liabilities	2,635	1,225
	115,284	118,705
Non-current liabilities
Deferred income and customer prepayments	5,660	9,062
Deferred income tax liabilities	4,591	6,090
	10,251	15,152
Total liabilities	125,535	133,857
Commitments and contingencies (note 25 and 26)
Equity attributable to Company’s shareholders
Common shares	525	521
Treasury shares	(150,089)	(150,089)
Other reserves	161,950	156,629
Retained earnings	191,594	158,859
Total Company shareholders’ equity	203,980	165,920
Non-controlling interests	9,582	11,392
Total equity	$213,562	$177,312
Total liabilities and equity	$339,097	$311,169

The notes on pages 69 to 104 are an integral part of these consolidated financial statements.

GLOBAL SOURCES LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

	Attributable to the Company’s shareholders
	Common shares	Treasury shares	Other reserves	Retained earnings	Total	Non- controlling interests	Total equity

Balance at January 1, 2011	$516	$(150,089)	$146,691	$97,177	$94,295	$8,165	$102,460

Total comprehensive income for the year	-	-	3,097	29,476	32,573	1,106	33,679
Transaction with owners:
Dividend issued by a subsidiary to non-controlling interest	-	-	-	-	-	(390)	(390)
Fair value of non-cash compensation expense	-	-	2,777	-	2,777	-	2,777
Capitalization of intangible assets relating to share grants for non-compete agreements	-	-	28	-	28	-	28
Issue of new shares	2	-	(2)	-	-	-	-
Balance at December 31, 2011	$518	$(150,089)	$152,591	$126,653	$129,673	$8,881	$138,554

Total comprehensive income for the year	-	-	1,606	32,206	33,812	808	34,620
Transaction with owners:
Fair value of non-controlling interest in business acquisition	-	-	-	-	-	3,006	3,006
Dividend issued by a subsidiary to non-controlling interest	-	-	-	-	-	(1,303)	(1,303)
Fair value of non-cash compensation expense	-	-	2,409	-	2,409	-	2,409
Capitalization of intangible assets relating to share grants for non-compete agreements	-	-	26	-	26	-	26
Issue of new shares	3	-	(3)	-	-	-	-
Balance at December 31, 2012	$521	$(150,089)	$156,629	$158,859	$165,920	$11,392	$177,312
Total comprehensive income for the year	-	-	3,071	32,735	35,806	233	36,039
Transaction with owners:
Dividend issued by subsidiaries to non-controlling interests	-	-	-	-	-	(2,043)	(2,043)
Fair value of non-cash compensation expense	-	-	2,170	-	2,170	-	2,170
Capitalization of intangible assets relating to share grants for non-compete agreements	-	-	84	-	84	-	84
Issue of new shares	4	-	(4)	-	-	-	-
Balance at December 31, 2013	$525	$(150,089)	$161,950	$191,594	$203,980	$9,582	$213,562

The notes on pages 69 to 104 are an integral part of these consolidated financial statements.

GLOBAL SOURCES LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

	Year ended December 31,
	2013	2012	2011
Cash flows from operating activities
Net Profit	$32,872	$32,945	$30,467
Adjustments for:
Income tax expense	4,753	2,744	1,613
Depreciation and amortization	9,029	9,112	6,785
(Profit)/loss on sale of property and equipment and investment property	(15,410)	(6)	12
Gain on sale of available-for-sale securities	(64)	-	-
Interest income	(1,472)	(1,044)	(360)
Provision for impairment of receivables	30	229	25
Non-cash compensation expense	2,170	2,409	2,777
Equipment written off	65	48	5
Share of loss of associate	-	24	-
Impairment loss on investment in associate	-	302	-
Impairment of intangible assets	8,525	1,389	670
Net foreign exchange differences	(15)	(12)	87
Changes in working capital (excluding the effects of acquisition and exchange differences on consolidation):
Accounts receivable	1,106	264	(325)
Receivables from sales representatives	(2,880)	(1,251)	1,716
Inventories	144	(180)	205
Prepaid expenses and other current assets	(171)	2,528	(379)
Other non-current assets	990	(204)	21
Accounts payable	594	464	(2,008)
Accrued liabilities	(1,202)	2,337	2,984
Deferred income and customer prepayments	(3,299)	(18,142)	12,592
Cash generated from operations	35,765	33,956	56,887
Income tax paid	(4,710)	(2,679)	(1,656)
Net cash generated from operating activities	31,055	31,277	55,231

Cash flows from investing activities:
Acquisition of subsidiary, net of cash acquired	(4,387)	(11,359)	(3,423)
Investment in associate	-	(326)	-
Purchase of property and equipment and investment property	(27,047)	(1,371)	(56,667)
Proceeds from sale of property and equipment and investment property, net of transaction costs	27,907	6	12
Placement of term deposits with banks	(1,762)	(5,012)	(3,526)
Proceeds from matured term deposits with banks	5,840	3,632	2,198
Purchase of available-for-sale financial assets	(63)	(12,611)	(18,247)
Proceeds from sale of available-for-sale securities	1,294	18,441	4,999
Interest received	1,472	1,004	334
Net cash generated (used in) from investing activities	3,254	(7,596)	(74,320)

Cash flows from financing activities:
Dividend paid to non-controlling interests	(2,043)	(1,303)	(390)
Net cash used in financing activities	(2,043)	(1,303)	(390)

Net increase (decrease) in cash and cash equivalents	32,266	22,378	(19,479)
Cash and cash equivalents, beginning of the year	104,631	81,903	101,298
Effect of exchange rate changes on cash and cash equivalents	462	350	84
Cash and cash equivalents, end of the year	$137,359	$104,631	$81,903

The notes on pages 69 to 104 are an integral part of these consolidated financial statements.

GLOBAL SOURCES LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

1.           General information

Global Sources Ltd. (the ‘Company’) and its subsidiaries’ (together ‘Group’) principal business is to provide services that allow global buyers to identify suppliers and products, and enable suppliers to market their products to a large number of buyers. The Group’s primary online service is creating and hosting marketing websites that present suppliers’ product and company information in a consistent, easily searchable manner on Global Sources Online. Complementing this service are various trade magazines. The Group launched China Sourcing Fairs exhibitions in 2003. These exhibitions offer international buyers direct access to China and other Asian manufacturers. The Group’s businesses are conducted primarily through Trade Media Limited, its wholly owned subsidiary, which was incorporated in October 1984 under the laws of Cayman Islands. Through certain other wholly owned subsidiaries, the Group also organizes China Sourcing Fairs exhibitions, conferences and exhibitions on technology related issues, licenses Asian Sources/Global Sources Online and offers catalog services.

The Company was incorporated in Bermuda. The Company’s registered office address is Canon’s Court, 22 Victoria Street, Hamilton, HM 12, Bermuda.

These financial statements were authorized for issue by the executive committee of the Board of Directors on April 2, 2014.

2.           Summary of significant accounting policies

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

2.1           Basis of preparation

The consolidated financial statements of Global Sources Ltd. have been prepared in accordance with International Financial Reporting Standards (‘IFRS’) and International Financial Reporting Interpretations Committee (‘IFRIC’) interpretations as issued by the International Accounting Standards Board (‘IASB’).

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

New and amended standards adopted by the Group:

The following standards have been adopted by the Group for the first time from the financial year beginning on January 1, 2013:

•
    Amendment to IAS 1, ‘Financial statement presentation’ regarding other comprehensive income. The main change resulting from these amendments is a requirement for entities to group items presented in other comprehensive income on the basis of whether they are potentially reclassifiable to profit or loss subsequently. The adoption of this standard did not have a significant impact on the Group’s financial statements.

•
    IFRS 10, ‘Consolidated financial statements’ builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included within the consolidated financial statements of the parent company. The standard provides additional guidance to assist in the determination of control where this is difficult to assess. The adoption of this standard did not have a significant impact on the Group’s financial statements.

GLOBAL SOURCES LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

•
    IFRS 11 replaces the guidance on ‘Joint ventures’ in IAS 31 - Interests in Joint Ventures and SIC 13 - Jointly Controlled Entities - Non-Monetary Contributions by Venturers. The
    new standard introduces a principles-based approach to accounting for joint arrangements that requires a party to a joint arrangement to recognize its rights and obligations arising from the arrangement. The new standard requires that joint ventures be accounted for under the equity method thus eliminating the option to proportionally consolidate such ventures. There was no impact on the Group’s financial statements upon adoption.

•
    IFRS 12, ‘Disclosures of interests in other entities’ includes the disclosure requirements for all forms of interests in other entities, including joint arrangements, associates, special purpose vehicles and other off balance sheet vehicles. The adoption of this standard did not result in a significant impact on the Group’s financial statements as it affects only the disclosures. None of the subsidiaries in the Group has non-controlling interests that are material to the Group as at and for the year ended December 31, 2013.

•
    IFRS 13, ‘Fair value measurement’, aims to improve consistency and reduce complexity by providing a precise definition of fair value and a single source of fair value measurement and disclosure requirements for use across IFRSs. The requirements, which are largely aligned between IFRSs and US GAAP, do not extend the use of fair value accounting but provide guidance on how it should be applied where its use is already required or permitted by other standards within IFRSs or US GAAP. The adoption of this standard did not have a significant impact on the Group’s financial statements.

2.2           Consolidation

The consolidated financial statements comprise the financial statements of the Company and its majority owned or otherwise controlled subsidiaries.

(a)           Subsidiaries

Subsidiaries are all entities (including structured entities) over which the Group has control. The Group controls an entity when the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date that control ceases.

The Group uses the acquisition method of accounting to account for business combinations. The consideration transferred for the acquisition of a subsidiary is the fair value of the assets transferred, the liabilities incurred and the equity interests issued by the Group. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Acquisition-related costs are expensed as incurred. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. On an acquisition-by-acquisition basis, the Group recognizes any non-controlling interest in the acquiree either at fair value or at the non-controlling interest’s proportionate share of the acquiree’s net assets.

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

When the Group ceases to have control or significant influence, any retained interest in the entity is re-measured to its fair value, with the change in carrying amount recognized in the consolidated income statement.

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

The Group determines at each reporting date whether there is any objective evidence that the investment in the associate is impaired. If this is the case, the Group calculates the amount of impairment as the difference between the recoverable amount of the associate and its carrying value and recognizes the amount adjacent to ‘share of loss of associate’, on the face of the consolidated income statement.

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

2.4           Foreign currency translation

(a)           Functional and presentation currency

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (‘the functional currency’). The Company’s functional currency is United States dollar (‘$’ or ‘USD’). The consolidated financial statements are presented in USD, which is the Group’s presentation currency.

(b)           Transactions and balances

Transactions in currencies other than the functional currency are measured and recorded in the functional currency using the exchange rate in effect on the date of the transaction. As at the balance sheet date, monetary assets and liabilities that are denominated in currencies other than the functional currency are translated using the exchange rate at the balance sheet date. All gains and losses arising from foreign currency transactions and translation of foreign currency denominated accounts are recognized in the consolidated income statement.

Non-monetary items measured at fair values in foreign currencies are translated using the exchange rates at the date when the fair values are determined.

(c)           Group companies

The financial statements of the subsidiaries reported in their respective local currencies are translated into USD for consolidation as follows:

(i)	assets and liabilities at the closing exchange rate as at the balance sheet date,
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

(iv)	all resulting translation differences are recorded in other comprehensive income and accumulated in ‘currency translation reserve’ within equity.

Goodwill and fair value adjustments arising on the acquisition of foreign operations on or after January 1, 2009 (the Group’s date of transition to IFRS) are treated as assets and liabilities of the foreign operations and translated at the closing rates at the reporting date.

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

Depreciation on property and equipment is calculated on a straight-line basis over their estimated useful lives as follows:

Buildings	Over the remaining lease period or 50 years, whichever is shorter
Leasehold improvements	5 years
Computer equipment and software	3 years
Fixtures, fittings and office equipment	5 years
Reusable trade show booths	2 years
Motor vehicles	5 years

No depreciation was recognized for capital work-in-progress.

The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at the end of each reporting period. Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognized in the consolidated income statement.

2.6           Investment properties

Investment properties include those portions of buildings that are held either to earn rental income or capital appreciation or both in the short to medium term. The portions of building and its associated land use rights are, together, classified as investment property if the components are not separable.  Investment properties are initially recognized at cost and subsequently carried at cost less accumulated depreciation and accumulated impairment losses. The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at the end of each reporting period. Depreciation is calculated using a straight line method to allocate the depreciable amounts over the estimated lives of 50 years or over the remaining lease period whichever is shorter.  Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognized in the consolidated income statement.

Transfers to, or from, investment properties are made when there is a change in the Company’s intention with respect to the use of the property.

2.7           Intangible assets

(a)           Goodwill

Goodwill on acquisition of subsidiaries on or after January 1, 2009 (the Group’s date of transition to IFRS) represents the excess of the consideration transferred, the amount of any non-controlling interest in the acquiree and the acquisition date fair value of any previous equity interest in the acquiree over the fair value of the net identifiable assets acquired. Goodwill on acquisitions of subsidiaries is included in ‘intangible assets’. Goodwill is carried at cost less accumulated impairment losses. Impairment losses on goodwill are not reversed. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

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

(b)           Trademarks

Trademarks acquired in a business combination are recognized at fair value at the acquisition date.  Trademarks have a finite useful life and are carried at cost less accumulated amortization. Amortization is calculated using the straight-line method over their estimated useful lives of 6 to 14 years. The useful lives are reviewed, and adjusted if appropriate, at the end of each reporting period. The Group has reviewed the useful life of intangible asset and the change in useful life is disclosed under note 13.

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

The databases acquired are measured on initial recognition at cost being the fair value as at the date of acquisition. Following initial recognition, databases are carried at cost less any accumulated amortization and any accumulated impairment losses. Databases are amortized over a period of one year beginning on the date of acquisition. The amortization expense on databases is recognized in the consolidated income statement.

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

2.8           Impairment of non-financial assets

Assets that have an indefinite useful life – for example, goodwill, are not subject to amortization and are tested at least annually for impairment or more frequently if events or changes in circumstances indicate a potential impairment. Assets that are subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units). Non-financial assets other than goodwill that suffered impairment are reviewed for possible reversal of the impairment at each reporting date.

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

GLOBAL SOURCES LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

 (a)           Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for maturities greater than 12 months after the end of the reporting period, which are classified as non-current assets. The Group’s loans and receivables comprise ‘accounts receivables’, ‘receivables from sales representatives’, ‘term deposits with banks’, ‘cash and cash equivalents’ and assets other than ‘prepaid expenses’, ‘deferred expenses’ and ‘club memberships’ included in the ‘prepaid expenses and other current assets’ and ‘other non-current assets’ in the balance sheet.

(b)           Financial assets, available-for-sale

Financial assets, available-for-sale are non-derivatives that are either designated in this category or not classified as loans and receivables, held-to-maturity investments or financial assets at fair value through profit or loss. They are included in non-current assets unless the investment matures or management intends to dispose of it within 12 months of the end of the reporting period.

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

Changes in the fair value of available-for-sale securities are recognized in other comprehensive income and accumulated in ‘fair value reserve’ within equity.

When securities classified as available-for-sale are sold or impaired, the accumulated fair value adjustments recognized in equity are included in the consolidated income statement.

Interest on available-for-sale securities calculated using the effective interest method is recognized in the consolidated income statement.

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

For loans and receivables, the Group estimates the collectability of the trade receivables based on the analysis of trade receivables, historical bad debts, customer credit-worthiness and current economic trends and maintains adequate impairment allowance. The amount of allowance is the difference between the receivables’ carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate. The carrying amount of the receivables is reduced through the use of an allowance account, and the amount of the loss is recognized in the consolidated income statement. When a receivable is uncollectible, it is written off against the allowance account for receivables. Subsequent recoveries of amounts previously written off are credited to the consolidated income statement.

In the case of equity investments classified as available-for-sale, a significant or prolonged decline in the fair value of the security below its cost is also evidence that the assets are impaired. If any such evidence exists for available-for-sale financial assets, the cumulative loss – measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognized in profit or loss – is removed from equity and recognized in the consolidated income statement. Impairment losses recognized in the consolidated income statement on equity instruments are not reversed through the consolidated income statement. If, in a subsequent period, the fair value of a debt instrument classified as available for sale increases and the increase can be objectively related to an event occurring after the impairment loss was recognized in the consolidated income statement, the impairment loss is reversed through the consolidated income statement.

2.9.4           Offsetting financial instruments

Financial assets and liabilities are offset and the net amount reported in the balance sheet when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis or realize the asset and settle the liability simultaneously.

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

GLOBAL SOURCES LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

The current income tax charge is calculated on the basis of tax laws enacted or substantively enacted at the balance sheet date in the countries where the Company’s subsidiaries operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. It establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

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

2.15           Non-cash compensation expenses

(a)           Share grants to employees and team members

The Group operates a number of equity-settled compensation plans, under which the Group receives services from employees, and consultants and employees of third party service providers (collectively known as ‘team members’) as consideration for equity instruments of the Group. The Group’s employee and team member equity compensation plans are share grants without any exercise price or exercise period. Therefore, the fair value of the share grants at the date of grant approximates the intrinsic value. The fair value of the employee or team member services received in exchange for the grant of the shares is recognized as an expense in the income statement with a corresponding increase in ‘capital reserve’ within equity.

Non-market vesting conditions are included in assumptions about the number of share grants that are expected to vest. The total expense is recognized over the vesting period, which is the period over which all of the specified vesting conditions are to be satisfied. At the end of each reporting period, the entity revises its estimates of the number of shares that are expected to vest based on the non-market vesting conditions. It recognizes the impact of the revision to original estimates, if any, in the consolidated income statement, with a corresponding adjustment to equity.

GLOBAL SOURCES LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

The Group made share awards to its directors under The Global Sources Directors Share Grant Award Plan. These awards are share grants without any exercise price or exercise period. Therefore, the fair value of the share grants at the date of grant approximates the intrinsic value. The Group recognizes the compensation costs associated with share awards with cliff vesting to directors on a straight-line basis over the vesting period.

(b)           Share grants for non-compete agreements

The Group issues share grants to former employees, and former consultants and the former employees of third party service providers when they resign or retire from their respective employment or consultancy service. Under these plans, the share grants vest over a five-year period with a percentage of shares vesting each year. The grantee is subject to the non-compete terms stipulated in the plan. There is no other vesting condition other than the non-compete terms.

Where the Group has the ability to enforce the non-compete agreement and the grantees are entitled to the shares, an intangible asset is recognized in relation to the non-compete provisions of these awards at the fair value of the respective award. The intangible asset is amortized over the non-compete period on a straight-line basis (note 2.7 (e)).

2.16           Revenue recognition

The Group derives its revenue from advertising fees in its published trade magazines and websites, sales of trade magazines and reports, fees from licensing its trade and service marks, and organizing exhibitions and business seminars.

Revenue comprises the fair value of the consideration received or receivable for the sale of goods and services in the ordinary course of the Group’s activities. Revenue is shown excluding value added taxes, net of discounts and after eliminating sales within the Group. The Group presents the sales taxes imposed on revenue generating transactions on a gross basis in ‘sales costs’.

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

Rental income arising from operating leases on investment properties is recognized on a straight-line basis over the lease term. The aggregate costs of incentives provided to lessees are recognized as a reduction of rental income over the lease term on a straight-line basis.

Interest income is recognized using the effective interest method.

GLOBAL SOURCES LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

2.17           Leases

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. The Group leases certain office facilities and exhibition venues under cancelable and non-cancellable operating leases, generally with an option to renew upon expiry of the lease term. Rentals under operating leases (net of any incentives received from the lessor) are expensed on a straight-line basis over the life of the leases.

2.18           Advertising Expenses

Advertising and promotion expenses are expensed as incurred.

2.19           Transactions with Sales Representatives

The Group utilizes sales representatives in various territories to promote the Group’s products and services. Under these arrangements, these sales representatives are entitled to commissions as well as marketing fees. Commission expenses are expensed as incurred. For online and other media services, the commission expense is incurred when the associated revenue is recognized or when the associated accounts receivable are paid, whichever is earlier. For exhibitions, the commission expense is incurred when the associated revenue is recognized, upon conclusion of the event.

These third party sales representatives, which are mainly corporate entities, handle collections from clients on behalf of the Group. Included in receivables from these sales representatives are amounts collected on behalf of the Group.

2.20           Accounts payable

Accounts payable are obligations to pay for goods or services that have been acquired in the ordinary course of business from suppliers. Accounts payable are classified as current liabilities if payment is due within one year or less (or in the normal operating cycle of the business if longer). If not, they are presented as non-current liabilities.

Accounts payable are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method.

2.21           Dividend distribution

Dividend distribution to the Company’s shareholders is recognized as a liability in the Group’s financial statements in the period in which the dividends are approved by the Company’s shareholders.

3.           Financial risk management

The Group’s activities expose it to a variety of financial risks: market risk (including currency risk, fair value interest rate risk, and cash flow interest rate risk), credit risk and liquidity risk. The Group’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Group’s financial performance.

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

(a)           Market risk

(i)           Foreign exchange risk

The Group operates internationally and is exposed to foreign currency risk arising from various currency exposures, primarily with respect to the Chinese Renminbi (‘RMB’). Foreign currency risk arises from commercial transactions, recognized assets and liabilities and net investments in foreign operations. A majority of the Group’s contracts with customers that are denominated in foreign currencies are in RMB. The conversion of these contract proceeds to USD could result in losses and reflects the foreign exchange risk assumed by the Group between contract signing and the conversion of cash into USD.

GLOBAL SOURCES LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

The Group has not engaged in foreign currency hedging activities. Historically a majority (ranging between 98% to 99%) of the revenue is denominated in USD or is received in Hong Kong Dollar ('HKD'), RMB or New Taiwan Dollar ('TWD'). HKD is currently pegged to the USD while RMB has been relatively stable historically but has strengthened during the past few years against the USD. TWD is also relatively stable against USD.

The Group has certain investments in foreign operations, whose net assets are exposed to foreign currency translation risk. Currency exposure arising from the net assets of the Group’s foreign operations is managed primarily through identification of the specific risks and taking appropriate measures to alleviate the risk.

At December 31, 2013, if the RMB had weakened/strengthened by 3% (2012: 1%) against the USD with all other variables held constant, profit before tax for the year would have been $2,909 (2012: $989) lower/higher as a result of foreign currency losses/gains on translation of RMB denominated monetary assets and liabilities.

(ii)           Cash flow and fair value interest rate risk

The Group has no interest-bearing borrowings as at December 31, 2013 and 2012. The Group’s exposure to changes in market interest rates is mainly attributable to its interest-bearing assets including term deposits with banks, available-for-sale financial assets and cash and cash equivalents. As at December 31, 2013 and December 31, 2012, the term deposits with banks are all fixed interest rate instruments and the available-for-sale securities are highly liquid and are short term in nature. Therefore interest rate risk is considered to be insignificant.

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

Generally, the Group holds securities with specified maturity dates such as U.S. Treasury Bills to maturity. The Group does not engage in buying and selling of securities with the objective of generating profits on short-term differences in price or for other speculative purposes. Its objective is to invest to support the Group’s capital preservation strategy.

The Group’s financial liabilities which consist of accounts payable and accrued liabilities are due within 12 months and their contractual undiscounted cash flows approximate their carrying amounts as the impact of discounting is not significant.

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

(vi)           Fair value estimation

The table below analyses financial instruments carried at fair value, by valuation method. The different levels have been defined as follows:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.
•	Level 2: inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices).
•	Level 3: inputs for the asset or liability that are not based on observable market data (that is unobservable inputs).

The following table presents the Group’s assets and liabilities that are measured at fair value.

31 December 2013

	Level 1	Level 2	Level 3	Total
Asset
Available-for-sale securities	$6,367	-	-	$6,367
Total asset	$6,367	-	-	$6,367

31 December 2012

	Level 1	Level 2	Level 3	Total
Asset
Available-for-sale securities	$7,472	-	-	$7,472
Total asset	$7,472	-	-	$7,472

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

The fair values of investment properties are disclosed under note 12.

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

The Group has exposure to income taxes in numerous jurisdictions. Significant judgment is involved in determining the Group-wide provision for income taxes and recognition of deferred tax assets. The Group has open tax assessments with tax authorities at the balance sheet date and there are certain transactions and computations for which the ultimate tax determination is uncertain during the ordinary course of business. The Group recognizes liabilities for expected tax issues (note 9) based on reasonable estimates of whether additional taxes will be due and recognizes deferred income tax assets (note 15) on carried forward tax losses to the extent there are sufficient estimated future taxable profits and/or taxable temporary differences against which the tax loss can be utilized. Where the final tax outcome of these matters is different from the amounts that were initially recognized, such differences will impact the income tax and deferred tax recognized in the period in which such determination is made.

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

Amortization periods are selected based on assessment of the longevity of the brands, the strength and stability of customer relationships, the market positions of the acquired assets and the technological and competitive risks they face. The longevity of these assets is evidenced by their long established and well regarded brands, and their characteristically stable market condition. The Group has reviewed the useful life of intangible assets and revised the useful life of a trademark. The change in useful life is disclosed under note 13.

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

During the year ended December 31, 2013, the Group recorded goodwill impairment charge of $4,980 and intangible asset impairment charge of $3,542 relating to the Haoji Group’s exhibition business. A detailed discussion on the events leading to the impairment charges is included in note 13. After recording the impairment charge, the balance of goodwill relating to this business as at December 31, 2013 is nil. A sensitivity analysis has been performed for each Exhibition business based on changes in key assumptions considered to be reasonably possible by management. The Group’s profit after tax will reduce by $493 and $784 if the pre-tax discount rate and the revenue growth applied to the discounted cash flows for the Haoji Group exhibition business at December 31, 2013 is raised by 1% and decreased by 1%, respectively, with all other variables including tax rate being held constant.

GLOBAL SOURCES LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

For the other Exhibition business, there will be no impact to the Group’s results after tax if the pre-tax discount rate and the revenue growth applied to the discounted cash flows for the acquired Exhibition business at December 31, 2013 is raised by 1% and decreased by 1%, respectively, with all other variables including tax rate being held constant.

5.           Segment information

Management has determined the operating segments based on the business activities whose operating results are reviewed by the Group’s chief operating decision maker (‘CODM’), which is the Company’s Board of Directors to assess the Group’s performance and to make decisions about resources to be allocated to each segment.

The Group considers the business from a services perspective. The reportable operating segments derive their revenue primarily from the online and other media services and from the exhibitions.

Miscellaneous revenue consists mainly of technical services fee income and rental income. The results of these operations are included in the ‘all other segments’ column.

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

The segment information provided to the CODM for the reportable segments for the year ended December 31, 2013 is as follows:

	Online and other media services	Exhibitions	All other segments	Total

Revenue from external customers	$104,629	$85,636	$7,257	$197,522
Reportable segment profit /(loss) from operations	$20,244	$(2,455)	$2,890	$20,679
Depreciation and amortization	$2,541	$3,227	$3,261	$9,029
Impairment of intangible assets	-	$8,525	-	$8,525
Other material non-cash items:
Non-cash compensation expenses	$1,106	$1,064	-	$2,170
Additions to property and equipment and intangible assets	$14,869	$12,170	$92	$27,131
Reportable segment assets	$115,310	$126,455	$97,332	$339,097

The segment information for the year ended December 31, 2012 is as follows:

	Online and other media services	Exhibitions	All other segments	Total

Revenue from external customers	$136,101	$88,782	$6,857	$231,740
Reportable segment profit from operations	$24,856	$7,331	$2,784	$34,971
Depreciation and amortization	$3,069	$3,037	$3,006	$9,112
Other material non-cash items:
Non-cash compensation expenses	$1,412	$997	-	$2,409
Additions to property and equipment and intangible assets	$1,120	$25,910	$42	$27,072
Reportable segment assets	$98,896	$110,169	$102,104	$311,169

GLOBAL SOURCES LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

The segment information for the year ended December 31, 2011 is as follows:

	Online and other media services	Exhibitions	All other segments	Total

Revenue from external customers	$141,475	$77,973	$5,617	$225,065
Reportable segment profit from operations	$21,078	$7,292	$3,350	$31,720
Depreciation and amortization	$3,270	$1,327	$2,188	$6,785
Other material non-cash items:
Non-cash compensation expenses	$1,636	$1,141	-	$2,777
Additions to property and equipment and intangible assets	$21,214	$10,004	$29,115	$60,333
Reportable segment assets	$112,189	$84,610	$79,531	$276,330

The revenue from external parties reported to the CODM is measured in a manner consistent with that in the consolidated income statement.

Revenue from barter transactions was $4,725, $3,252 and $4,650 for the years ended December 31, 2013, 2012 and 2011, respectively. Similarly, the expenses from barter transactions were $5,078, $5,984 and $4,478 for the years ended December 31, 2013, 2012 and 2011, respectively.

The amounts provided to the CODM with respect to total assets are measured in a manner consistent with that of the consolidated financial statements. These assets are allocated based on the operations of the segment. For the purposes of monitoring segment performance and allocating resources between segments, the CODM monitors the total assets attributable to each segment.

A reconciliation of the reportable segment profit from operations to profit before income taxes is provided as follows:

	2013	2012	2011

Total profit from operations for reportable segments	$20,679	$34,971	$31,720

Unallocated amounts:
Profit on sale of property	15,410	-	-
Interest income	1,472	1,044	360
Share of loss of associate	-	(24)	-
Gain on sale of available-for-sale securities	64	-	-
Impairment loss on investment in associate	-	(302)	-
Profit before income taxes	$37,625	$35,689	$32,080

Revenue from external customers is derived mainly from online and other media services and from the exhibitions. The online and other media services comprise online services and print services. Technical services fee income and rental income are included in ’miscellaneous’ revenue.

Breakdown of the revenue from all services is as follows:

	2013	2012	2011

Revenues
Online services	$91,422	$119,011	$117,946
Print services	13,207	17,090	23,529
Exhibitions	85,636	88,782	77,973
Miscellaneous	7,257	6,857	5,617
	$197,522	$231,740	$225,065

Miscellaneous income includes rental income for the year ended December 31, 2013, 2012 and 2011 of $6,083, $5,795 and $4,496, respectively.

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

	2013	2012	2011

Revenues
China	$163,107	$189,648	$177,563
Rest of Asia	29,891	35,603	40,011
United States	4,031	5,706	6,455
Europe	365	531	695
Others	128	252	341
	$197,522	$231,740	$225,065

	December 31,	December 31,
	2013	2012

Non-current assets
China and rest of Asia	$162,505	$163,717
	$162,505	$163,717

There is no revenue derived from transactions with a single external customer that amounted to 10% or more of the Group’s revenue (2012: nil, 2011: nil).

6.           Interest income

	2013	2012	2011

Interest income
Treasury bills and balances with banks	$58	$59	$101
Term deposits with banks	1,414	979	257
Available-for-sale financial assets	-	6	2
	$1,472	$1,044	$360

7.           Expenses by nature

	2013	2012	2011

Depreciation of property and equipment (note 11)	$3,507	$4,186	$5,286
Depreciation of investment property (note 12)	2,287	1,804	-
Amortization of intangible assets (note 13)	3,235	3,122	1,499
Total depreciation and amortization	$9,029	$9,112	$6,785

Employee benefit expenses (note 8)	29,764	29,742	29,515
Rental expense on operating leases	13,786	14,844	14,734
Content, community, marketing and administrative service fees	33,427	42,389	44,694
Advertising costs	10,458	12,352	11,054
Sales commissions	43,217	45,360	42,943
Business tax	2,263	9,719	12,039
Legal and professional fees	1,335	1,716	1,562
Magazine, printing and mailing	2,132	3,377	3,937
Materials and supplies	11,494	12,607	11,066
Impairment of intangible assets (note 13)	8,525	1,389	670
Exchange (gain) loss	(1,448)	(61)	246
Other expenses	12,861	14,223	14,100
Total operating expenses	$176,843	$196,769	$193,345

GLOBAL SOURCES LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

Impairment of intangible assets and exchange gain /loss were included in general and administrative expenses in the consolidated income statement.

8.           Employee benefit expenses

	2013	2012	2011

Wages and salaries	$24,548	$25,371	$24,978
Retirement contribution plans	2,235	1,649	1,480
Non-cash compensation expenses	1,910	1,732	2,111
Other employee’s benefits.	1,071	990	946
	$29,764	$29,742	$29,515

9.           Income tax expense

The Company and some of its subsidiaries operate in the Cayman Islands and other jurisdictions where there are no taxes imposed on companies (collectively referred to as ‘Cayman Islands’). Some of the Company’s subsidiaries operate in Hong Kong Special Administrative Region, Singapore, the People’s Republic of China and certain other jurisdictions and are subject to income taxes in their respective jurisdictions. The Group is also subject to withholding taxes for revenues earned in certain other countries.

The Company received an exemption from Bermuda taxation under the Exempted Undertakings Tax Protection Act, 1996 (as amended) of Bermuda until March 31, 2035. The Company’s subsidiary in Dubai, United Arab Emirates has been granted a fifty year tax holiday in Dubai since it is located in a Free Trade Zone, which may be subject to further renewal upon expiry of the initial fifty-year period in 2057. The Group did not utilize these tax holidays as at December 31, 2013 and December 31, 2012, as there were no taxable profits.

Income tax expense for the year consists of:

	2013	2012	2011

Current tax:
Current foreign tax on profits for the year	$6,106	$3,181	$1,674
Total current tax	$6,106	$3,181	$1,674
Deferred foreign tax benefit (note 15)	(1,353)	(437)	(61)
Income tax expense	$4,753	$2,744	$1,613

The tax on the Group’s profit before income taxes differs from the theoretical amount that would arise using the statutory income tax rate of 0% as follows:

	2013	2012	2011

Profit before income taxes	$37,625	$35,689	$32,080
Tax calculated at statutory income tax rate of 0% (2012: 0%; 2011: 0%)	-	-	-
Tax effect of:
Foreign income and revenues taxed at higher rates	4,753	2,744	1,613
Income tax expense	$4,753	$2,744	$1,613

The Company’s subsidiaries are subject to taxation in Hong Kong, the People’s Republic of China, Singapore and other jurisdictions. There are certain open tax assessments as at December 31, 2013. The tax returns of the Company’s subsidiaries remain open to assessment in the following major tax jurisdictions: Hong Kong SAR – for the years from 2004 to 2013, Singapore – for the years from 2012 to 2013 and the People’s Republic of China – for the years from 2008 to 2013. The Group’s estimates of income tax expenses and liabilities of each year end include management judgment about the eventual outcome of the reviews of open years based on the latest information available about the positions taken by each tax authority.

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

	2013	2012	2011

Profit attributable to equity holders of the Company	$32,735	$32,206	$29,476

Weighted average number of ordinary shares in issue	34,426,468	34,017,730	33,742,648

Basic earnings per share ($ per share)	$0.95	$0.95	$0.87

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

	2013	2012	2011

Profit attributable to equity holders of the Company	$32,735	$32,206	$29,476

Weighted average number of ordinary shares in issue	34,426,468	34,017,730	33,742,648
Adjustments for share grants	1,641,858	1,724,765	1,642,570
Weighted average number of ordinary shares for diluted earnings per share	36,068,326	35,742,495	35,385,218

Diluted earnings per share ($ per share)	$0.91	$0.90	$0.83

GLOBAL SOURCES LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

11.           Property and equipment

	Buildings	Leasehold improvements	Computer equipment, software, fixtures, fittings and office equipment and reusable trade show booths	Motor vehicles	Capital work-in- progress	Total

Year ended December 31, 2013
Cost
Opening balance	$27,972	$15,179	$36,439	$373	$2	$79,965
Exchange differences	316	(30)	(631)	3	-	(342)
Additions	24,619	1,628	738	-	62	27,047
Disposals and write off	(5,122)	(4,762)	(1,535)	-	-	(11,419)
Total cost	$47,785	$12,015	$35,011	$376	$64	$95,251

Year ended December 31, 2013
Accumulated depreciation
Opening balance	$2,521	$12,612	$34,167	$223	$-	$49,523
Exchange differences	13	(56)	(625)	1	-	(667)
Additions	974	923	1,545	65	-	3,507
Disposals and write off	(614)	(4,670)	(1,529)	-	-	(6,813)
Total accumulated depreciation	$2,894	$8,809	$33,558	$289	$-	$45,550
Net book amount	$44,891	$3,206	$1,453	$87	$64	$49,701

Year ended December 31, 2012
Cost
Opening balance	$51,823	$13,714	$35,579	$371	$894	$102,381
Exchange differences	509	203	779	2	(19)	1,474
Additions	-	1,342	902	-	(873)	1,371
Transfer to investment properties	(24,360)	-	-	-	-	(24,360)
Disposals and write off	-	(80)	(821)	-	-	(901)
Total cost	$27,972	$15,179	$36,439	$373	$2	$79,965

Year ended December 31, 2012
Accumulated depreciation
Opening balance	$2,672	$11,525	$32,271	$152	$-	$46,620
Exchange differences	28	181	739	2	-	950
Additions	1,201	940	1,976	69	-	4,186
Transfer to investment properties	(1,380)	-	-	-	-	(1,380)
Disposals and write off	-	(34)	(819)	-	-	(853)
Total accumulated depreciation	$2,521	$12,612	$34,167	$223	$-	$49,523
Net book amount	$25,451	$2,567	$2,272	$150	$2	$30,442

Shenzhen International Chamber of Commerce Tower

In 2004, the Group entered into an agreement to purchase approximately 9,000 square meters of office space in a commercial building in Shenzhen, China. The building is situated on leasehold land. The lease period of the land is 50 years, commencing from year 2002. At the end of the lease period, the building together with land will revert to the local government authority. The construction was completed and the property was put in use during the year 2005. Depreciation of the property commenced during the year 2005. This building is depreciated on a straight-line basis over the remaining lease term.

In 2008, the Group purchased approximately 6,365 square meters of office space in the abovementioned commercial building in Shenzhen, China. Depreciation of the property commenced during the year 2008. This building is depreciated on a straight-line basis over the remaining lease term.

Excellence Times Square

In 2007, the Group purchased approximately 1,939 square meters of office space in a commercial building in Shenzhen, China. The building is situated on leasehold land. The lease period of the land is 50 years, commencing from year 2002. At the end of the lease period the building together with the land will revert to the local government authority. The delivery of the office space to the Group was completed in 2007. The depreciation on this property commenced during 2007. The building is depreciated on a straight-line basis over the remaining lease term.

GLOBAL SOURCES LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

In 2013, the Group sold this property and recorded a profit on sale of property of $10,953 and related taxes of $2,286 resulting from this transaction.

Southmark

In 2008, the Group purchased approximately 22,874 square feet of office space, together with six car parking spaces, in a commercial building in Hong Kong S.A.R.. The lease period of the land is 55 years, commencing from year 1991. Depreciation of the property commenced during the year 2008, and the building is being depreciated on a straight-line basis over the remaining lease term.

In 2013, the Group sold 9,431 square feet of the property and three car parking spaces and recorded a profit on sale of property of $4,457 resulting from this transaction.

City Point

In 2011, the Group purchased approximately 6,668 square meters of office space in Shanghai. The lease period of the land is 50 years, commencing from year 2006. Depreciation of the property commenced during the year 2011, and the building is being depreciated on a straight-line basis over the remaining lease term.

Vita Tower

In 2013, the Group purchased approximately 36,822 square feet of office space in a commercial building situated in Hong Kong S.A.R., China, The building is situated on land with a lease period of 75 years expiring in 2023, which is renewable for a further 75 years. Depreciation of the property commenced during the year 2013 and the building is being depreciated on a straight-line basis over 50 years.

The carrying amounts of the buildings classified as property and equipment, as at December 31, 2013 and December 31, 2012 were as follows:

Property	Carrying amount as at December 31, 2013	Carrying amount as at December 31, 2012
Shenzhen International Chamber of Commerce Tower	$3,938	$4,041
Southmark	$6,204	$10,930
City Point	$10,541	$10,480
Vita Tower	$24,208	$-
	$44,891	$25,451

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

The total carrying amount of the investment properties (note 12) and buildings under property and equipment as at December 31, 2013 and December 31, 2012 were $134,506 and $122,828 respectively. The total fair value of these properties as at December 31, 2013 and December 31, 2012 were $229,437 and $219,690 respectively. The fair values of the properties as at December 31, 2013 and December 31, 2012 were determined by Savills Valuation and Professional Services Limited, Hong Kong using internationally accepted valuation methods.

GLOBAL SOURCES LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

12.           Investment properties

	2013	2012
Cost
Opening balance	$106,148	$80,893
Exchange differences	2,684	895
Transfers from property and equipment (note 11)	-	24,360
Disposals and write off	(9,206)	-
Total cost	$99,626	$106,148

Accumulated Depreciation
Opening balance	8,771	5,523
Exchange differences	203	64
Additions	2,287	1,804
Transfers from property and equipment (note 11)	-	1,380
Disposals and write off	(1,250)	-
Total accumulated depreciation	$10,011	$8,771
Net book amount	$89,615	$97,377

The information of the properties is detailed in note 11.

In the case when investment property forms part of a larger property unit, it is distinguished by Management on the basis of the area which it occupies in the total area of the property unit. The fair value attributable to investment properties determined based on the properties’ highest and best use as at December 31, 2013 was $161,206 (2012: $170,147).

The table below analyses the fair values of investment properties, by valuation method. The different levels have been defined as follows:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.
•	Level 2: inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices).
•	Level 3: inputs for the asset or liability that are not based on observable market data (that is unobservable inputs).

The following table presents the Group’s investment properties at fair value.

	At 31 December 2013
	Level 1	Level 2	Level 3	Total

Asset
Investment properties	-	-	$161,206	$161,206
Total asset	-	-	$161,206	$161,206

Level 3 fair values of investment properties have been derived using the income capitalization approach whereby the rental incomes from rental contract for remaining rental periods are capitalized, taking into account the changes in market rents after the expiry of the contracts. The most significant input into this valuation approach is rental yield per square foot.

The rental income from investment properties for the year ended December 31, 2013, 2012 and 2011 was $5,972, $5,663 and $nil, respectively.

GLOBAL SOURCES LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

Direct operating expenses for investment properties, which generated rental income for the year ended December 31, 2013, 2012 and 2011 were as follows:

	2013	2012	2011

Insurance	$70	$60	-
Property tax/services fee	785	751	-
Building maintenance	37	49	-
Business tax	214	208	-
Depreciation	2,287	1,804	-
Total expenses	$3,393	$2,872	-

The transfer from property and equipment to investment properties with carrying amount of $22,980 and $75,370 was performed on December 31, 2012 and December 2011.

As at December 31, 2013, the contractual obligations relating to the investment property for renovation and maintenance were $77 and $38 respectively.

As at December 31, 2012 and 201l, there were no material contractual obligations relating to the investment property for renovation, repairs, maintenance.

13.           Intangible assets

	Trademarks	Contractual backlog and others	Non-compete agreements	Goodwill	Database licences	Total
Year ended December 31, 2013
Cost
Opening balance	$26,638	-	$3,523	$9,488	$300	$39,949
Additions	-	-	84	-	-	84
Write-off	-	-	(459)	-	(37)	(496)
Total cost	$26,638	$-	$3,148	$9,488	$263	$39,537

Year ended December 31, 2013
Accumulated amortization and impairment
Opening balance	$2,548	-	$2,154	2,011	$100	$6,813
Additions	2,324	-	748	-	163	3,235
Impairment charge	3,542	-	3	4,980	-	8,525
Write-off	-	-	(459)	-	-	(459)
Total accumulated amortization and impairment	$8,414	$-	$2,446	$6,991	$263	$18,114

Net book amount	$18,224	$-	$702	$2,497	$-	$21,423

GLOBAL SOURCES LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

	Trademarks	Contractual backlog and others	Non-compete agreements	Goodwill	Database licences	Total
Year ended December 31, 2012
Cost
Opening balance	$6,864	$566	$4,586	$4,508	-	$16,524
Additions	19,774	621	26	4,980	300	25,701
Write-off	-	(1,187)	(1,089)	-	-	(2,276)
Total cost	$26,638	$-	$3,523	$9,488	$300	$39,949

Year ended December 31, 2012
Accumulated amortization and impairment
Opening balance	$955	$509	$2,458	656	-	$4,578
Additions	1,593	678	751	-	100	3,122
Impairment charge	-	-	34	1,355	-	1,389
Write-off	-	(1,187)	(1,089)	-	-	(2,276)
Total accumulated amortization and impairment	$2,548	$-	$2,154	$2,011	$100	$6,813

Net book amount	$24,090	$-	$1,369	$7,477	$200	$33,136

The Group has recognized intangible assets relating to non-compete agreements with its former employees and former team members at fair values as discussed in note 2.15 (b) and note 21. The Group amortizes these intangible assets on straight-line basis over the non-compete term which is specified in the award.

On October 1, 2013, the Group reviewed the useful life of the trademark relating to the Haoji Group taking into account weaker than expected performance of the operations and the changes in market conditions and revised the useful life of the trademark from seventeen years to seven years. The effect of this change in the accounting estimate was recognized prospectively from October 1, 2013. The Group recorded additional amortization expense of $537 during the year ended December 31, 2013 resulting from the change in accounting estimate. Annual amortization expense is expected to be higher by $1,462 during future financial years due to the change in accounting estimate.

The amortization expense was included under general and administration expenses in the consolidated income statements.

Impairment test for goodwill/ trademarks:

Goodwill is allocated to the Group’s cash-generating units (‘CGUs’) identified according to operating segments. An operating segment-level summary of the goodwill allocation is:

	December 31, 2013	December 31, 2012

Exhibitions, eMedia South China Limited	$2,497	$2,497
Exhibitions, Haoji Group Limited	-	4,980
Net book amount	$2,497	$7,477

The recoverable amount of CGU has been determined based on value-in-use calculations. These calculations use cash flow projections by management covering a five-year period. Cash flows beyond the five-year period are extrapolated using the estimated growth rates. The growth rate did not exceed the long-term average growth rate for the business in which the CGU operates.

GLOBAL SOURCES LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

Exhibitions, Shenzhen PRC:

Key assumptions used for value-in-use calculations in 2013 and 2012 are as follows:

eMedia South China Limited

•	Revenue growth rate of average 2% (2012: 12%)

•	Pre-tax discount rate of 22% (2012: 24%) applied to the pre-tax cash flow projections

•	Growth rate beyond five years of 1.5% (2012: 1.5%)

These above assumptions have been used for the analysis of the CGU within the operating segment.

Management determined revenue growth rate based on past performance and its expectations of market developments. The discount rates used reflect specific risks relating to the relevant operating segment.

There was no impairment to goodwill for eMedia South China Limited at December 31, 2013 and December 31, 2012. In addition, there were no indicators of impairment for the trademark relating to eMedia South China Limited at December 31, 2013. The Group also re-assessed the useful lives of the trademarks and determined that no change in the useful lives was required.

Haoji Group:

•	Revenue growth of average 16% (2012: 12%).

•	Pre-tax discount rate of 22% (2012: 24%) applied to the pre-tax cash flow projections

•	Growth rate beyond five years of 1.5% (2012: 1.5%)

Management determined revenue growth rates based on past performance and its expectations of market developments. The discount rates used reflect specific risks relating to the relevant operating segment.

Due to slowdown in the current economic climate in China, the Group noted a significant decline in booth sales for the 2013 event. Accordingly, management performed an impairment review as at June 30, 2013. Management performed an annual impairment review again as at December 31, 2013. These reviews revealed a slow sales trend and a shortfall in the future cash flows to support the recoverability of the carrying value of the Haoji Group exhibition business. The cash flow projections used by management were based on the detailed financial and operating plans of the business and the more than anticipated softening of the fashion industry exhibitions market since the end of last financial year. Accordingly, a total impairment of $4,980 to goodwill and an impairment of $3,542 to trademark were recorded in the consolidated income statement for year ended December 31, 2013.

Online and other media business, EDN:

During the years ended December 31, 2012 and 2011, the Group recorded impairment of $1,355 and $656 to goodwill due to more than anticipated softening of the print advertising business. The balance of goodwill relating to EDN business was $nil as at December 31, 2012.

GLOBAL SOURCES LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

14.           Financial assets, available-for-sale and long term investments

(a)           Financial assets, available-for-sale

	2013	2012

At January 1	$7,472	$13,250
Purchases during the year	63	12,611
Disposals	(1,294)	(18,508)
Interest income recognized during the year	-	6
Exchange differences	65	61
Fair value gains recognized in other comprehensive income	61	52
At December 31	$6,367	$7,472

Financial assets, available-for-sale include the followings:

	December 31, 2013	December 31, 2012

Listed securities:
Quoted money market debt instruments	$6,367	$7,472
	$6,367	$7,472

The maximum exposure to credit risk at the reporting date is the carrying value of the debt securities classified as available for sale.

None of these financial assets are either past due or impaired (2012: nil).

(b)           Long term investments

As at December 31, 2013 and December 31, 2012, the Company holds equity instruments carried at $100 in a privately held unaffiliated electronic commerce company for business and strategic purposes. The investment is accounted for under the cost method since the ownership is less than 20%, the Company does not have the ability to exercise significant influence over the investee and the fair value cannot be reliably measured. The Company’s policy is to regularly review the carrying values of the non-quoted investments and to identify and provide for when circumstances indicate impairment other than a temporary decline in the carrying values of such assets has occurred.

(c)	Associate

In 2012, the Group subscribed to an approximate 10% of equity interest in Shooii Limited, an Australian start-up company, which operated an online retail platform for footwear for approximately $326. The Group has the ability to exercise significant influence over Shooii Limited by virtue of their representation on the Board of Directors. During 2012, management carried out an impairment assessment and determined that this investment has been fully impaired as Shooii Limited suffered severe cash flow problems and all their attempts to find new sources of financing failed, resulting in Shooii Limited going under official administration and facing a prospect of being liquidated. The Group recorded an impairment loss relating to this investment of $302 under ’Impairment loss on investment in associate’ in the consolidated income statement for 2012.

15.           Deferred tax assets

Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current income tax assets against current income tax liabilities and when the deferred income taxes relate to the same fiscal authority. The amounts, determined after appropriate offsetting, are shown on the balance sheets as follows:

GLOBAL SOURCES LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

	December 31, 2013	December 31, 2012

Deferred tax assets:
Deferred tax asset to be recovered after more than 12 months	$4	$149
Deferred tax assets to be recovered within 12 months	94	95
	$98	$244
Deferred tax liabilities:
Deferred tax liabilities to be settled after more than 12 months	$3,787	$5,651
Deferred tax liabilities to be settled within 12 months	804	439
	$4,591	$6,090

Deferred tax liabilities, net	$(4,493)	$(5,846)

The gross movement on the deferred income tax account is as follows:

	2013	2012

At January 1	$(5,846)	$(1,185)
Credited to the consolidated income statement	1,353	437
Acquisition of business	-	(5,098)
At December 31	$(4,493)	$(5,846)

The movement in deferred income tax assets and liabilities during the year, without taking into consideration the offsetting of balances within the same tax jurisdiction, is as follows:

Deferred tax assets	Provisions and expenses	Tax losses	Other	Total

At January 1, 2012	$273	$13	$39	$325
(Charged)/credited to the consolidated income statement	(86)	(13)	18	(81)
At December 31, 2012	$187	$-	$57	$244

Charged to the consolidated income statement.	(89)	-	(57)	(146)
At December 31, 2013	$98	$-	$-	$98

Deferred tax liabilities	Accelerated tax depreciation	Fair value adjustments on acquisition of business	Total

At January 1, 2012	$61	$1, 449	$1,510
Acquisition of business ……….………….…..….	-	5,098	5,098
Charged/(credited) to the consolidated income statement	39	(557)	(518)
At December 31, 2012	$100	$5,990	$6,090

Credited to the consolidated income statement	(40)	(1,459)	(1,499)
At December 31, 2013	$60	$4,531	$4,591

Deferred income tax assets are recognized for tax loss carry-forwards to the extent that the realization of the related tax benefit through future taxable profits is probable. The Group did not recognize deferred income tax assets of $9,117 (December 31 2012: $10,236) in respect of losses amounting to $32,058 (December 31, 2012: $36,010) that can be carried forward against future taxable income. Losses amounting to $27,612 (December 31, 2012: $29,232) expire by 2020, and the remaining losses have no expiry date. In 2013, $7,721 of previously unrecognized losses were utilized in relation to the taxable profits arising from the sale of investment properties in note 12.

GLOBAL SOURCES LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

16.           Prepaid expenses and other current assets

	December 31, 2013	December 31, 2012

Non-current portion:
Club memberships	$216	$216
Deferred expenses – exhibition (iii)	1,218	2,144
Rental, utility and other deposits	332	402
	$1,766	$2,762

Current portion:
Unsecured employee loans (i)	$19	$25
Temporary advances to employees (ii)	-	9
Prepaid expenses	1,542	1,431
Deferred expenses (iii)	14,016	15,496
Other current assets	2,967	1,435
	$18,544	$18,396

(i)	The loans for the lease of residence are unsecured, interest free and are repayable in equal monthly installments over the period of the lease, typically less than or equal to twelve months.

There were no loans due from the Company’s directors and executive officers as at December 31, 2013 and December 31, 2012.

(ii)	Other temporary advances to staff are unsecured, interest free and are generally repayable within twelve months.

(iii)	Deferred expenses relate to deferred commission expenses and direct event production costs for exhibition events to be held in future periods.

The fair value of club membership, employee loans and other receivables at the reporting date approximates its carrying value of each asset mentioned above.

17.           Inventories

	December 31, 2013	December 31, 2012

Stock of paper, at cost	$266	$410
	$266	$410

The cost of inventories recognized as expense and included in community and content amounted to $468, $707 and $866 for the years ended December 31, 2013, 2012 and 2011, respectively.

18.           Accounts receivables and receivables from sales representatives

	December 31, 2013	December 31, 2012

Accounts receivables	$3,598	$4,774
Less: provision for impairment of accounts receivables	(476)	(532)
Accounts receivables – net	3,122	4,242
Receivables from sales representatives	10,630	7,773
	$13,752	$12,015

GLOBAL SOURCES LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

The fair values of accounts receivables and receivables from sales representatives are as follows:

	December 31, 2013	December 31, 2012

Accounts receivables	$3,122	$4,242
Receivables from sales representatives	10,630	7,773
	$13,752	$12,015

As at December 31, 2013 and December 31, 2012, receivables from sales representatives of $10,630 and $7,773, respectively, were neither past due nor impaired. The receivables from sale representatives represent cash receipts from the Group's customers, net of commissions and fees payable, and which are collected by the independent sales representatives on behalf of the Group. These cash receipts are banked into designated bank accounts owned by the independent sales representatives in China. For credit risk management purposes, the Group's employees are the only authorized signatories for the withdrawal of cash from these bank accounts. The majority of these independent sales representatives have long standing relationships with the Group, and for whom there is no recent history of default.

As at December 31, 2013 and December 31, 2012 accounts receivables of $3,122 and $4,242, respectively were past due but not impaired. The aging analysis of these accounts receivables is as follows:

	December 31, 2013	December 31, 2012

Up to 3 months	$2,420	$3,501
3 to 6 months	468	505
Over 6 months	234	236
	$3,122	$4,242

As at December 31, 2013 and December 31, 2012, the gross trade receivables of $476 and $532, respectively, were impaired and provided for. The individually impaired receivables mainly relate to certain customers for online and other media services, which are in unexpectedly difficult economic situations.

The aging of these accounts receivables is as follows:

	December 31, 2013	December 31, 2012

Up to 3 months	$116	$178
3 to 6 months	109	118
Over 6 months	251	236
	$476	$532

Movements on the Group’s provision for impairment of accounts receivables are as follows:

	2013	2012

At January 1	$532	$527
Provision for receivable impairment	30	229
Receivables written off during the year as uncollectible	(86)	(224)
At December 31	$476	$532

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

GLOBAL SOURCES LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

19.           Cash, bank balances, term deposits with banks and financial assets, available-for-sale

	December 31, 2013	December 31, 2012

Cash at bank and on hand	$26,070	$19,304
U.S. Treasury securities with original maturities of less than three months	13,246	13,256
Term deposits and short-term highly liquid investments with original maturities of three months or less	98,043	72,071
Cash and cash equivalents	137,359	104,631

Quoted money market debt instruments	6,367	7,472
Financial assets available-for-sale	6,367	7,472
Term deposits with original maturities of over three months	106	4,184
Total	$143,832	$116,287

20.           Share capital and treasury shares

	Number of common shares		Amount
	Issued share capital	Treasury shares	Issued share capital	Treasury shares	Share premium

At January 1, 2011	51,569,540	(17,996,000)	$516	$(150,089)	$39,985

Issuance of common shares under Equity Compensation Plans	220,408	-	2	-	-
At December 31, 2011	51,789,948	(17,996,000)	$518	$(150,089)	$39,985

Issuance of common shares under Equity Compensation Plans	275,415	-	3	-	-
At December 31, 2012	52,065,363	(17,996,000)	$521	$(150,089)	$39,985

Issuance of common shares under Equity Compensation Plans	416,408	-	4	-	-
At December 31, 2013	52,481,771	(17,996,000)	$525	$(150,089)	$39,985

The authorised share capital of the Company as at December 31, 2013 and December 31, 2012 is 75,000,000 common shares of $0.01 par value. As at December 31, 2013 and December 31, 2012, the Company has 34,485,771 and 34,069,363 common shares outstanding, respectively. The share premium of $39,985 as at December 31, 2013 and December 31, 2012 is recognized under capital reserves in note 22.

On February 4, 2008, the Board of Directors of the Company authorized a program to buy back up to $50,000 worth of common shares. The Company may, from time to time, as business conditions warrant, purchase shares in the open market or through private transactions. The buyback program does not obligate the Company to buyback any specific number of shares and may be suspended or terminated at any time at management’s discretion. The timing and amount of any buyback of shares will be determined by management based on its evaluation of market conditions and other factors. As at December 31, 2013 and December 31, 2012, the Company has not bought back any of its shares under this program.

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

GLOBAL SOURCES LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

21.           Non-cash compensation

On December 30, 1999, the Company established The Global Sources Employee Equity Compensation Trust (the ‘Trust’) for the purpose of administering monies and other assets to be contributed by the Company to the Trust for the establishment of equity compensation and other benefit plans, including the Equity Compensation Plans Numbers I to VII described below. The Trust is administered by Appleby Services (Bermuda) Ltd (previously known as ‘Harrington Trust Limited’ and then as ‘Appleby Trust (Bermuda) Ltd.’) (the ‘Trustee’). The Trustee in the exercise of its power under the Declaration of Trust may be directed by the Equity Compensation Plan committee, including the voting of securities held in the Trust. The Board of Directors of the Company will select the members of the Equity Compensation Plan committee.

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

Pursuant to a Declaration of Trust dated November 28, 2006 by the Trustee, ‘The Global Sources Equity Compensation Trust 2007’ (‘2007 Trust’) was established. The 2007 Trust is administered by the Trustee as trustee. The purpose of the 2007 Trust is to administer shares contributed by the Company to the 2007 Trust from time to time in connection with providing equity compensation benefits under The Global Sources Equity Compensation (2007) Master Plan described below (‘ECP 2007 Master Plan’). In exercising its powers under the Trust, the Trustee may be directed by a plan committee to be constituted and appointed by the Company. The Plan Committee (‘ECP 2007 Plan Committee’) was constituted and appointed by the Board of Directors on February 15, 2007.

The ECP 2007 Master Plan was approved by the Company’s shareholders on May 8, 2006. The ECP 2007 Master Plan commenced with effect on January 1, 2007 and, unless terminated earlier by the Company’s Board of Directors, will expire on December 31, 2017. The Group’s employees, directors, consultants and the Group’s independent contractors’ employees are eligible to be awarded grants of the Company’s common shares under the ECP 2007 Master Plan. The grantees and the number of shares to be awarded, and the vesting rules and other terms and conditions, are to be as determined by the Plan Committee, which is authorized under the ECP 2007 Master Plan to issue supplementary or subsidiary documents to set out and evidence such vesting rules and other terms and conditions. The total number of shares to be issued under the ECP 2007 Master Plan is subject to a limit of 3,000,000 common shares.

On November 7, 2006, the Company filed a Form S-8 Registration Statement under the Securities Act of 1933, with the U.S. Securities and Exchange Commission, for up to 3,000,000 common shares to be issued under the ECP 2007 Master Plan.

(a)	Share grants to employees and team members

The Equity Compensation Plan committee approved and made several share awards / options under the plans ECP I, ECP II, ECP III, ECP IV and ECP VII. All the share awards / options under these plans have fully vested. The non-cash compensation expenses associated with these awards have been recognized over the vesting terms of the awards from their respective award dates.

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

On March 6, 2007, the Plan Committee approved and issued ‘The Global Sources Share Grant Award Plan’ as a supplementary or subsidiary document to the ECP 2007 Master Plan. Under the plan, the Plan Committee is to determine who will be granted awards of shares and the number of shares to be awarded to them, and the vesting schedule for such awards. The plan commenced with effect on March 6, 2007, and will terminate upon the expiration or termination of the ECP 2007 Master Plan, or upon the liquidation of the Company, or upon termination by the Plan Committee, whichever is the earliest to occur. The Plan Committee approved awards of common shares under the plan during the years 2007 to 2013 to employees and team members (consultants and the employees of third party independent contractors). The non-cash compensation expenses associated with the awards are recognized over the six year vesting term of the award.

On April 24, 2009, the Plan Committee approved and issued ‘The Global Sources Directors Share Grant Award Plan’ as a supplementary or subsidiary document to the ECP 2007 Master Plan. Persons eligible to receive grants under the plan are directors of the Company. Under the plan, the Plan Committee is to determine who amongst the directors of the Company will be granted awards of shares and the number of shares to be awarded to them. Any shares awarded will not vest immediately, but only at the end of four years after such effective date as may be specified by the Plan Committee (or in accordance with such other vesting schedule as may be determined by the Plan Committee). The plan commenced with effect on April 24, 2009, and will terminate upon the expiration or termination of the ECP 2007 Master Plan, or upon the liquidation of the Company, or upon termination by the Plan Committee, whichever is the earliest to occur. The Plan Committee awarded 21,000 common shares (comprising 3,000 common shares each to seven directors of the company), 19,500 common shares (comprising 3,000 common shares each to six directors and 1,500 to one director) to the seven directors of the Company, 1,500 common shares (to one director), 21,000 common shares (comprising 3,000 common shares each to seven directors), 21,000 common shares (comprising 3,000 common shares each to seven directors) and 21,000 common shares (comprising 3,000 common shares each to seven directors) in January 2013, January 2012, June 2011, January 2011, January 2010 and June 2009, respectively. The non-cash compensation expenses as at December 31, 2012, associated with the awards under the plan are recognized over the four year vesting term of the award.

As at December 31, 2013 and December 31, 2012, there was $4,059 and $4,298, respectively, of unrecognized non-cash compensation cost associated with the awards under the above ECP plans, excluding the awards under ECP VI, and The Global Sources Retention Share Grant Plan and The Global Sources Retention Share Grant Plan II, which are expected to be recognized over the next six years.

(b)	Share grants for non-compete agreements

Eligible employees and team members under ECP VI are awarded, when they resign or retire from their respective employment or consultancy service, one-time grants of Global Sources Ltd. common shares, the numbers of which are determined by the Equity Compensation Plan committee. Entitlement of the grantees to these common shares is subject to non-compete terms. There is no other vesting conditions other than the non-compete terms. The Equity Compensation Plan committee approved ECP VI on March 13, 2001 and made awards of common shares under the plan on various dates subsequently.

On March 6, 2007, the Plan Committee approved and issued ‘The Global Sources Retention Share Grant Plan’ as a supplementary or subsidiary document to the ECP 2007 Master Plan. Persons eligible to receive grants under the plan are persons who have been the employees and team members for at least five years, who retire ‘in good standing’ (as determined by the Plan Committee), and who would otherwise have their unvested shares (under any applicable equity compensation plans) forfeited upon retirement. The Plan Committee is to determine who amongst eligible persons will be granted awards of common shares. The number of common shares to be awarded to such grantees is calculated according to a formula defined in the plan, and will vest in equal installments over a period of five years after retirement, subject to certain non-compete terms and the grantees remaining ‘in good standing’. There is

GLOBAL SOURCES LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

no other vesting conditions other than the non-compete terms. The plan commenced with effect from March 6, 2007, and will terminate upon the expiration or termination of the ECP 2007 Master Plan, or upon the liquidation of the Company, or upon termination by the Plan Committee, whichever is the earliest to occur. The Plan Committee approved awards of common shares under the plan during 2007 to 2013.

On May 9, 2012, the Company established The Global Sources Retention Share Grant Plan II (amended effective as at May 1, 2012) to issue share awards to former employees and former team members when they resign or retire from their respective employment or consultancy service. Under this plan, the share grants vest over a five-year period on a graded vesting basis, with a percentage of shares vesting each year. The grantee is subject to the non-compete terms stipulated in the plan. There is no vesting conditions other than the non-compete terms. The shares awarded to a grantee can be issued by the Company to the trustee of the 2007 Trust, to be held by the trustee, at any time following the award thereof or can be issued by the Company directly to the grantee, in accordance with the vesting rules. The Company recognizes the intangible asset relating to the non-compete provisions of the awards under the ECP VI, The Global Sources Retention Share Grant Plan and The Global Sources Retention Share Grant Plan II at the fair value on date of grant in accordance with note 2.15(b).

As at December 31, 2013 and December 31, 2012, there was $702 and $1,369 balance of intangible asset, respectively, associated with the awards under the ECP VI, The Global Sources Retention Share Grant Plan and The Global Sources Retention Share Grant Plan II which is expected to be amortized over the next five years. During the year ended December 31, 2013 the Company recorded $748 (2012: $751; 2011: $764) amortization of intangible assets associated with the awards under these plans.

The Company’s non-vested shares as at December 31, 2013 and 2012 and changes during the year ended December 31, 2013 and 2012 were as follows:

	ECP V Grant Plan		ECP VI Grant Plan		ECP VII Grant Plan		The Global Sources Share Grant Award Plan		The Global Sources Retention Share Grant Plan and the Global Sources Retention Share Grant Plan II		The Global Sources Directors Share Grant Award Plan
	Number of shares	Weighted average grant date fair value	Number of shares	Weighted average grant date fair value	Number of shares	Weighted average grant date fair value	Number of shares	Weighted average grant date fair value	Number of shares	Weighted average grant date fair value	Number of shares	Weighted average grant date fair value

Non-vested at January 1, 2013	18,100	$5.75	1,500	$7.42	-	-	1,439,836	$8.25	280,297	$7.43	84,000	$7.40
Granted	-	-	-	-	-	-	314,352	$7.57	19,430	$7.52	21,000	$7.36
Vested	(3,100)	$7.11	-	-	-	-	(296,477)	$10.28	(98,834)	$7.58	(21,000)	$7.62
Forfeited	-	-	-	-	-	-	(25,238)	$7.58	(554)	$9.38	-	-
Non-vested at December 31, 2013	15,000	$5.46	1,500	$7.42	-	-	1,432,473	$7.70	200,339	$7.36	84,000	$7.33

Non-vested at January 1, 2012	21,200	$5.95	2,000	$7.42	135,625	$6.86	1,340,673	$9.28	302,577	$7.96	64,500	$8.10
Granted	-	-	-	-	-	-	365,238	$5.07	72,044	$6.16	19,500	$5.08
Vested	(3,100)	$7.11	(500)	$7.42	(135,625)	$6.86	(185,661)	$9.40	(88,808)	$8.14	-	-
Forfeited	-	-	-	-	-	-	(80,414)	$8.31	(5,516)	$8.29	-	-
Non-vested at December 31, 2012	18,100	$5.75	1,500	$7.42	-	-	1,439,836	$8.25	280,297	$7.43	84,000	$7.40

GLOBAL SOURCES LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

The total fair value of shares vested during the years ended December 31, 2013 and 2012 were as follows:

Year ended December 31,	ECP V Grant Plan	ECP VI Grant Plan	ECP VII Grant Plan	The Global Sources Share Grant Award Plan	The Global Sources Retention Share Grant Plan and the Global Sources Retention Share Grant Plan II	The Global Sources Directors Share Grant Award Plan	Total

2013	$24	$-	$-	$1,922	$694	$136	$2,776
2012	$19	$3	$658	$905	$578	$-	$2,163

Non-cash compensation expenses associated with the employee and team member Equity Compensation Plans and Global Sources Directors Share Grant Award Plan included under various categories of operating expenses are approximately as follows: sales: $539 (2012: $565; 2011: $737), community and content: $43 (2012: $70; 2011: $234), general and administrative $1,340 (2012: $1,524; 2011: $1,528), and information and technology: $248 (2012: $250; 2011: $278).

22.           Other reserves

	Accumulated other comprehensive income
	Fair value reserve	Currency translation reserve	Capital reserve	Total

At January 1, 2013	$33	$6,750	$149,846	$156,629
Fair value gains (note 14)	61	-	-	61
Reclassification to income statement on disposal of available-for-sale financial asset	(64)	-	-	(64)
Currency translation differences	-	3,170	-	3,170
Less : Share of non-controlling interests	(22)	(74)	-	(96)
Non-cash compensation	-	-	2,170	2,170
Capitalization of intangible assets relating to share grants for non-compete agreements, net (note 13)	-	-	84	84
Issuance of shares	-	-	(4)	(4)
At December 31, 2013	$8	$9,846	$152,096	$161,950

At January 1, 2012	$-	$5,177	$147,414	$152,591
Fair value gains (note 14)	52	-	-	52
Currency translation differences	-	1,623	-	1,623
Less : Share of non-controlling interests	(19)	(50)	-	(69)
Non-cash compensation	-	-	2,409	2,409
Capitalization of intangible assets relating to share grants for non-compete agreements, net (note 13)	-	-	26	26
Issuance of shares	-	-	(3)	(3)
At December 31, 2012	$33	$6,750	$149,846	$156,629

GLOBAL SOURCES LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

23.           Deferred income and customer prepayments

	December 31, 2013	December 31, 2012

Non-current portion:
Advertising	$664	$2,990
Exhibitions	4,996	6,072
	$5,660	$9,062
Current portion:
Advertising	44,251	47,904
Exhibitions, subscription and others	40,453	36,636
	$84,704	$84,540

24.           Accrued liabilities

	December 31, 2013	December 31, 2012

Salaries, wages and commissions	$2,152	$2,507
Retirement defined contribution accruals	1,563	869
Liabilities for incentive plan	1,824	1,759
Printing, paper and bulk mailing costs	46	221
Sales commissions and fees to third parties	3,787	4,745
Business taxes	4,489	4,946
Others	5,305	5,362
	$19,166	$20,409

25.           Contingencies

From time to time the Group is involved in litigation in the normal course of business. While the results of such litigation and claims cannot be predicted with certainty, the Group believes that the probability is remote that the outcome of the outstanding litigation and the claims will individually, and in aggregate, have a material adverse effect on the Group’s consolidated financial position, results of operation and cash flows.

26.           Commitments

(a)           Capital commitment

Capital expenditure contracted for at the end of the reporting period but not yet incurred is as follows:

	2013	2012

Purchase of property and equipment	$205	$9
Total	$205	$9

(b)           Operating lease commitments – group company as lessee

The Group leases office facilities and exhibition venues under cancellable and non-cancellable operating leases generally with an option to renew upon expiry of the lease term.

During the first quarter of 2007, the Group entered into a number of venue license agreements for exhibition events amounting to $44,396 in payments over five and a half years. In 2010, the Group further entered into a number of venue license agreements for exhibition events amounting to a gross value approximately $19,990 in payments over five years. Subsequently, the Group signed supplemental agreements for additional space, increasing the total amount to $20,731. Again in 2012, the Group entered into additional venue license agreements for the exhibition events amounting to a gross value of approximately $21,418. All the above agreements are cancellable under force majeure or other specified conditions, or upon notice and payment of cancellation charges to the other party. The amounts paid will be expensed when the related events are held. As at December 31, 2013, the Group paid approximately, in aggregate, $53,146 for the above agreements.

GLOBAL SOURCES LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

In addition, the Group entered into several agreements for the venue rental for future exhibition events to be held in 2014 amounting to $476 during 2013. The amounts paid under these agreements as at December 31, 2013 were $7. The above agreements are cancellable upon notice and payment of cancellation charges to the other party.

The future aggregate minimum lease rental payments under non-cancellable operating leases for office premises and leases for exhibition venues are as follows:

	2013	2012

No later than 1 year	$599	$831
Later than 1 year and no later than 5 years	85	749
Total	$684	$1,580

(c)	Operating lease commitments – group company as lessor

The Group leases out office premises to non-related companies under non-cancellable operating leases. The future aggregate lease payments receivable under non-cancellable operating leases for office premises within the next 1 year and later than 1 year but not later than 5 years are $3,897 and $2,844, respectively.

27.           Related party transactions

There were no material related party transactions during the year 2013 and 2012, except for the compensation paid or payable to key management for employee services is shown below:

	2013	2012

Wages, salaries, bonus, fees and other short-term benefits	$2,561	$2,194
Non-cash compensation expenses	998	718
Total	$3,559	$2,912

28.           Events after reporting periods

(a)	Acquisition of commercial property

In order to reduce the Group’s exposure to potential rental cost increases, and to secure office space for the Group’s continued and uninterrupted operational use, the Group has signed a sale and purchase agreement on January 20, 2014 for the purchase of commercial property on the eighth floor of No. 1 Sims Lane, Singapore, with a total gross floor area of approximately 22,496.50 square feet, together with roof top accessory lots above the eighth floor, which the Group currently leases for operational use for a total consideration of approximately $13,100. The transaction has been completed on February 10, 2014 and the total purchase consideration has been paid by the Group.

(b)           Acquisition of Topranch Limited

In April 2013, the Group entered into an agreement to acquire 100% interest in Topranch Limited, subject to closing conditions.

Topranch Limited (a company incorporated in the British Virgin Islands) holds the entire issued share capital of Smart Advisory Limited (a company incorporated in Hong Kong S.A.R.), which holds 70% of the equity interests in Huanxi Information Consulting (Shenzhen) Co., Ltd. (a company incorporated in the People's Republic of China). Huanxi Information Consulting (Shenzhen) Co., Ltd. holds 100% of the equity interests in Shenzhen Huanyue Convention & Exhibition Co., Ltd. (a company incorporated in the People’s Republic of China), which holds 80% of the equity interests in Shenzhen Xieguang Convention & Exhibition Co., Ltd. (a company incorporated in the People's Republic of China).

GLOBAL SOURCES LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

Shenzhen Huanyue Convention & Exhibition Co., Ltd. organizes the Shenzhen International Machining Automation Exhibition and the Shenzhen International Metal Forming Machine Tool & Mould Exhibition. Shenzhen Xieguang Convention & Exhibition Co., Ltd. organizes the Shenzhen International Metal Cutting Machine Tool Exhibition. These events are held annually in Shenzhen, People's Republic of China. The Group’s ownership interest in these events will further assist the Group to establish a strong presence in a fast-growing market in mainland China. With the above events’ dominant presence in the machinery industry, combined with the Group’s globally established media platform, the Group’s ownership interest in the above events will enable the Group to take advantage of the market opportunities.

The total consideration for this transaction amounts to approximately $16,600, with an initial deposit of $2,145 that was paid in 2013. The balance cash consideration of $14,455 is payable in several installments over next four years upon certain conditions being fulfilled. In addition, there is a potential obligation for the Group to pay no more than $1,156 for transaction cost, which will be expensed upon payment. The Group expensed $231 legal and other costs relating to this transaction in 2013. The transaction has been completed in 2014.

The Group is currently in the process of valuing the assets acquired and liabilities assumed in the transaction. The Group will provide all the required disclosures upon the completion of the valuation in 2014.

(c)           Purchase of treasury shares

On March 11, 2014, the Board of Directors of the Company authorized the repurchase of up to 5,000,000 of its issued and outstanding common shares by tender offer at a purchase price of $10.00 per share. The total purchase consideration for this tender offer will be up to $50,000. The Company expects to fund this share repurchase from the cash balance on hand. The offer is expected to commence before the end of April 2014 and is expected to be completed by the end of May 2014. The Company will hold the repurchased shares as treasury shares.

29.           Recent accounting pronouncements

New standards, amendments and interpretations issued that are effective for the financial year beginning 1 January 2014:

•
    Amendment to IAS 36, ‘Impairment of assets’ on recoverable amount disclosures. This amendment addresses the disclosure of information about the recoverable amount of impaired assets if that amount is based on fair value less costs of disposal. The Group adopted Amendments to IAS 36 for the accounting period beginning on January 1,
    2014 and the adoption of this standard is not expected to have a significant impact on the Group’s financial statements.

IFRS 9, ‘Financial instruments’, addresses the classification, measurement and recognition of financial assets and financial liabilities. IFRS 9 was issued in November 2009 and October 2010. It replaces the parts of IAS 39 that relate to the classification and measurement of financial instruments. IFRS 9 requires financial assets to be classified into two measurement categories: those measured as at fair value and those measured at amortized cost. The determination is made at initial recognition. The classification depends on the entity’s business model for managing its financial instruments and the contractual cash flow characteristics of the instrument. For financial liabilities, the standard retains most of the IAS 39 requirements. The main change is that, in cases where the fair value option is taken for financial liabilities, the part of a fair value change due to an entity’s own credit risk is recorded in other comprehensive income rather than the income statement, unless this creates an accounting mismatch. The transitional provisions governing the switch to IFRS 9 have changed as a result of amendments to IFRS 9 and IFRS 7 – Mandatory Effective Date and Transition Disclosures. These amendments have postponed the date for mandatory first-time adoption to accounting periods beginning on or after January 1, 2018. Accordingly, the Group will adopt IFRS 9 when it becomes applicable. The Group will assess the impact on the Group's financial statements, if any, when the final standard is announced.

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

Period	High		Low
Year 2009		$7.97		$3.30
Year 2010		$11.04		$6.00
Year 2011		$12.78		$4.81
Year 2012		$7.37		$4.90
Year 2013		$8.48		$5.55
First Quarter 2012		$7.37		$4.90
Second Quarter 2012		$6.70		$4.96
Third Quarter 2012		$7.34		$5.38
Fourth Quarter 2012		$6.81		$5.40
First Quarter 2013		$8.48		$6.43
Second Quarter 2013		$7.58		$5.55
Third Quarter 2013		$7.75		$6.06
Fourth Quarter 2013		$8.25		$6.95
First Quarter 2014		$9.11		$6.26
October 2013 November 2013 December 2013	$ $ $	8.25 7.94 8.24	$ $ $	6.95 7.10 7.32
January 2014		$8.20		$6.55
February 2014		$7.03		$6.26
March 2014		$9.11		$6.53

Markets

Our shares are listed and traded under the symbol “GSOL” on the Nasdaq Global Select Market.

ITEM 10.	ADDITIONAL INFORMATION

Memorandum and Bye-Laws

The following statements are brief descriptions of our common shares, and the more important rights and privileges of our shareholders conferred by the laws of Bermuda and our memorandum of association and bye-laws, and is based upon the advice of Appleby, our Bermuda counsel. These statements are not complete, do not purport to be a comprehensive description of all the rights and privileges of our shareholders conferred by the laws of Bermuda or our memorandum of association and bye-laws, and are qualified in their entirety by reference to our memorandum of association and bye-laws and the laws of Bermuda.

Description of Shareholder Rights Attaching to Our Common Shares

The Company is registered with the Registrar of Companies in Bermuda with registration number 27310. It has the usual objects and powers of a Bermuda exempt company, found in clauses 6 and 7 of its memorandum of association, empowering it to, among other things, deal in goods of all kinds, and to acquire, hold and dispose of all forms of real property outside Bermuda, and personal property worldwide, including intellectual property. Our authorized share capital consists of 75,000,000 common shares, par value $0.01 per share. As of February 28, 2014, we had a total of 52,718,691 common shares issued, comprised of 34,722,691 common shares outstanding and 17,996,000 common shares held as treasury shares.

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

•
    Our issued and outstanding common shares are fully paid and non-assessable. Non-assessable as that term is understood under Bermuda law means in relation to fully-paid shares of a company and subject to any contrary provision in any agreement in writing between such company and the holder of shares, that no shareholder shall be obliged to contribute further amounts to the capital of the company, either in order to complete payment for its shares, to satisfy claims of creditors of the company, or otherwise; and no shareholder shall be bound by an alteration of the memorandum of association or bye-laws of the Company after the date on which he became a shareholder, if and so far as the alteration requires him to take, or subscribe for additional shares, or in any way increases his liability to contribute to the share capital of, or otherwise to pay money to, the company.

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

•
    the realizable value of our assets after such payment or distribution would be less than our liabilities. (However, in order to avoid the possibility of an unauthorised reduction of capital, a company should act as if the old limitation of section 54(1)(b) of the Companies Act 1981 of Bermuda (as amended) (the “Companies Act”) applied, i.e. a company should not declare or pay a dividend, or make a distribution out of contributed surplus, if there are reasonable grounds for believing that the company is, or would after the payment be, unable to pay its liabilities as they become due, or the realizable value of its assets would thereby be less than the aggregate of its liabilities and its issued share capital and share premium accounts.)

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

As of February 28, 2014, we had a total of 52,718,691 common shares issued, comprised of 34,722,691 common shares outstanding and 17,996,000 common shares held by the Company as treasury shares; all of our issued common shares were fully paid; and apart from the common shares held as treasury shares, no other shares of the Company were held by the Company or its subsidiaries.

For a history of our share capital for the last three years, please see Note 20 to the Consolidated Financial Statements included in this Annual Report.

Voting Rights

Save where a greater majority is required by the Companies Act or our bye-laws, under Bermuda law and our bye-laws, questions brought before a general meeting are decided by a simple majority vote of shareholders present or represented by proxy. Subject to any rights or restrictions attached to any class of shares, each shareholder is entitled to one vote for each share held. Matters will be decided by way of votes cast on a show of hands, unless a poll is demanded.

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

Dividend Rights

Under Bermuda law, a company may declare and pay a dividend unless there are reasonable grounds for believing that the company is, or after the payment would be, unable to pay its liabilities as they become due or that the realizable value of the company’s assets would thereby be less than its liabilities. (However, in order to avoid the possibility of an unauthorised reduction of capital, a company should act as if the old limitation of section 54(1)(b) of the Companies Act applied, i.e. a company should not declare or pay a dividend, if there are reasonable grounds for believing that the company is, or would after the payment be, unable to pay its liabilities as they become due, or the realizable value of the company’s assets would thereby be less than the aggregate of its liabilities and its issued share capital and share premium accounts.)

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

However, to the extent that any premium is payable on the purchase, the premium must be provided out of the funds of a company that would otherwise be available for dividend or distribution or out of a company’s share premium account. Any common shares purchased by a company are treated as cancelled and the amount of the company’s issued capital is diminished by the nominal value of the shares accordingly but shall not be taken as reducing the amount of the company’s authorized share capital. However, a company may also purchase its own shares, to be held as treasury shares, if authorized to do so by its memorandum of association or bye-laws. A proposed resolution for the amendment of our bye-laws, to authorize us to purchase our own shares, to be held as treasury shares, was put forth to our shareholders for approval at our Annual General Meeting, held on June 18, 2007 (Hong Kong time). The resolution was approved by our shareholders, so we are now able to acquire our own shares and hold them as treasury shares, subject always of course to the provisions of the Companies Act, to our bye-laws, to the securities laws of the United States and to the rules of Nasdaq. On February 4, 2008, we announced via a press release that our Board of Directors had authorized a program to repurchase up to $50 million of our common shares in the open market or through private transactions, from time to time, as business conditions warrant, but on the basis that we are not obligated to repurchase any specific number of shares and that the program may be suspended or terminated at any time at our management’s discretion. The timing and amount of the repurchase of shares (if any) will be determined by our management, based on its evaluation of market conditions and other factors. As of February 28, 2014, no repurchases of our common shares have been made under this program.

On November 21, 2008, we commenced a tender offer for the purchase of up to 6.25 million of our common shares, or approximately 13.4% of our total common shares then issued and outstanding, at a total purchase price of up to $50.0 million or $8.00 per share. The tender offer expired on December 19, 2008. Our common shares that were properly tendered and not properly withdrawn were greater than the number of shares that we offered to purchase. Consequently, we accepted for purchase on a pro rata basis 6.25 million of the shares properly tendered and not properly withdrawn by shareholders. We are holding the repurchased shares as treasury shares, which are disclosed as such on our balance sheet as of December 31, 2013.

On June 30, 2010, we commenced a tender offer for the purchase of up to 11,121,000 of our common shares, or approximately 24.9% of our total issued and outstanding common shares as of April 30, 2010, at a total purchase price of up to $100.089 million or $9.00 per share. The tender offer expired on July 28, 2010. Our common shares that were properly tendered and not properly withdrawn were greater than the number of shares that we offered to purchase. Consequently, we accepted for purchase on a pro rata basis 11,107,023 and on an “odd lot” basis 13,977 of the shares properly tendered and not properly withdrawn by shareholders. We are holding the repurchased shares as treasury shares, which are disclosed as such on our balance sheet as of December 31, 2013.

On March 13, 2014, we announced our intention to commence a tender offer before the end of April 2014, with expected completion before the end of May 2014, for the purchase of up to 5,000,000 of our common shares, or approximately 14.4% of our total issued and outstanding common shares as of February 28, 2014, at a total purchase price of up to $50 million, or $10.00 per share.

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

Variation of Rights

We may issue more than one class of shares and more than one series of shares in each class. If we have more than one class of shares, the rights attached to any class of shares may be altered or abrogated either:

•	with the consent in writing of the holders of not less than seventy-five percent of the issued shares of that class; or
•	with the sanction of a resolution passed at a separate general meeting of the holders of such shares, voting in person or by proxy, at which a quorum is present.

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

Transmission of Shares

In the event of the death of a shareholder, the survivor or survivors, where the deceased shareholder was a joint holder, or the estate representative of such shareholder, if the deceased was a sole holder, including executors and administrators, shall be the only persons recognized by us as having any title to the shareholder’s shares.

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

Under Bermuda law, the Company may not make loans to its directors unless approved by a majority of the shareholders holding in the aggregate not less than 90% of the total voting rights of all the members having the right to vote at a shareholders’ meeting.

Rights in Liquidation

Under Bermuda law, in the event of liquidation, dissolution or winding-up of a company, after satisfaction in full of all claims of creditors and subject to the preferential rights accorded to any series of preference shares, the proceeds of such liquidation, dissolution or winding-up are distributed among the holders of shares in accordance with a company’s bye-laws.

Under our bye-laws, if we are wound up, the liquidator may, with the sanction of a resolution of shareholders from us and any sanction required by the Companies Act, divide amongst the shareholders in specie or kind the whole or part of our assets, whether they shall consist of property of the same kind or not, and may for such purposes set such values as he deems fair upon any property to be divided as set out above and may determine how such division shall be carried out as between the shareholders.

Meetings of Shareholders

Under Bermuda law, a company is required to convene at least one general shareholders’ meeting as an Annual General Meeting per calendar year, unless according to the provisions of the Companies Act, shareholders elect to dispense with the holding of annual general meetings. The directors of a company, notwithstanding anything in its bye-laws, shall, on the requisition of the shareholders holding at the date of the deposit of the requisition not less than one-tenth of the paid-up capital of the company carrying the right to vote, proceed duly to convene a special general meeting.

Under the Companies Act, our Board of Directors may convene a special general meeting whenever in its judgment such a meeting is necessary. Unless the bye-laws of a company specify longer period otherwise, Bermuda law requires that shareholders be given at least five days’ notice of a meeting of the company. Our bye-laws extend this period to provide that at least 21 days’ written notice of a general meeting must be given to those shareholders entitled to receive such notice. The accidental omission to give notice to or non-receipt of a notice of a meeting by any person does not invalidate the proceedings of a meeting.

Our bye-laws provide that no business can be transacted at a general meeting unless a quorum of at least two shareholders representing more than 50% of the issued shares of the company are present in person or by proxy and entitled to vote. A shareholder present at a general meeting or a meeting of a class of shareholders in person or by proxy shall be deemed to have received notice of the meeting.

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

Our bye-laws provide that our register of shareholders is required to be open for inspection during normal business hours by shareholders without charge and to members of the general public on the payment of a fee. A company is required to maintain its share register in Bermuda but may, subject to the provisions of the Companies Act, establish one or more branch register(s) outside of Bermuda. We have established a branch register with our transfer agent, Computershare Trust Company, N.A., 250 Royall Street, Canton, MA 02021, U.S.A.

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

Our Board of Directors has the power at any time and from time to time to appoint any individual to be a director so as to fill a casual vacancy. As set forth in our bye-laws, a casual director so appointed shall hold office only until the next following annual general meeting, and if not reappointed at such annual general meeting, shall vacate office. Our Board of Directors may approve the appointment of alternate directors.

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

Transactions with Interested Shareholders

Our bye-laws prohibit us from engaging in a business combination with any interested shareholder unless the business combination is approved by at least two-thirds of the holders of our voting shares (other than shares held by that interested shareholder or any affiliate or associate of such interested shareholder), voting together as a single class, or by a simple majority if the business combination is approved by a majority of continuing directors or if certain prescribed conditions are met assuming that we will receive fair market value in exchange for such business combination. In this context, a “business combination” includes, among others, (i) any mergers, (ii) any asset sales and other material transactions resulting in a benefit to the interested shareholder or any of its affiliates or associates or (iii) the adoption of a plan for our liquidation or dissolution; an “affiliate” or an “associate” have respective meanings ascribed to such terms in Rule 12b-2 of the General Rules and Regulations under the Exchange Act; a “continuing director” is a member of our Board of Directors that is not an affiliate or associate or representative of an interested shareholder and was a member of our board prior to such person becoming an interested shareholder; and an “interested shareholder” is any person (other than us or any of our subsidiaries, any employee benefit or other similar plan or any of our shareholders that received our shares in connection with our share exchange in 2000 prior to the listing of our shares on Nasdaq) that owns or has announced its intention to own, or with respect to any of our affiliates or associates, within the prior two years did own, at least 15% of our voting shares.

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

Registrar or Transfer Agent

Our transfer agent and branch registrar is Computershare Trust Company, N.A. In addition to a register held by Computershare Trust Company, N.A., a register of holders of the shares is maintained by Appleby Services (Bermuda) Ltd. in Bermuda located at Canon’s Court, 22 Victoria Street, Hamilton HM 12, Bermuda.

Personal Liability of Directors and Indemnity

The Companies Act requires every officer, including directors, of a Bermuda company in exercising powers and discharging duties, to act honestly and in good faith with a view to the best interests of the company, and to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. The Companies Act further provides that any provision whether contained in the bye-laws of a Bermuda company or in any contract between the company and any officer, including a director, or any person employed by the company as auditor, exempting such officer or person from, or indemnifying him against, any liability which by virtue of any rule of law would otherwise attach to him, in respect of any fraud or dishonesty of which he may be guilty in relation to the company, shall be void.

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

As an exempted company, we and our Bermuda subsidiaries are liable to pay in Bermuda an annual government fee calculated on a sliding scale basis by reference to our and our Bermuda subsidiaries’ respective assessable capital, which is the aggregate of our and our Bermuda subsidiaries’ respective authorized share capital and the premium on our and our Bermuda subsidiaries’ respective issued shares. For each of the years 2013 and 2014, the applicable annual government fees were US$10,455.00 per year for us and US$1,995.00 per company per year for each of our two Bermuda subsidiaries. These amounts have already been paid.

Documents on Display

Where You May Find More Information

We are required to comply with the reporting requirements of the Exchange Act applicable to a foreign private issuer. We will file annually a Form 20-F no later than four months after the close of our fiscal year, which is December 31. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. We will furnish our shareholders with annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with IFRS as issued by the IASB. We may, although we are not obligated to do so, furnish our shareholders with quarterly reports by mail with the assistance of a corporate services provider, which may include unaudited interim financial information. We may discontinue providing quarterly reports at any time without prior notice to our shareholders.

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

Risk management is carried out by a group of senior management personnel. This particular group identifies, evaluates and takes appropriate measures to alleviate financial risks in close co-operation with our operating units. The Board of Directors provides direction for overall risk management, covering specific areas, such as foreign exchange risk, interest rate risk, credit risk, use of derivative financial instruments and non-derivative financial instruments, and investment of excess liquidity.

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

We have not engaged in foreign currency hedging activities. Historically a majority (ranging between 98% to 99%) of the revenue is denominated in USD or is received in the Hong Kong Dollar (“HKD”), RMB or New Taiwan Dollar (“TWD”). HKD is currently pegged to the USD while RMB has been relatively stable historically but has strengthened during the past few years against the USD. TWD is also relatively stable against the USD.

We have certain investments in foreign operations, whose net assets are exposed to foreign currency translation risk.  Currency exposure arising from the net assets of our foreign operations is managed primarily through identification of the specific risks and taking appropriate measures to alleviate the risk.

At December 31, 2013, if the RMB had weakened/strengthened by 3% (2012: 1%; 2011: 4%) against the USD with all other variables held constant, profit before tax for the year would have been $2.9 million (2012: $1.0 million; 2011: $2.4 million) lower/higher as a result of foreign currency losses/gains on translation of RMB denominated monetary assets and liabilities.

(ii)           Cash flow and fair value interest rate risk

We had no interest-bearing borrowings as of December 31, 2013 or 2012. Our exposure to changes in market interest rates is mainly attributable to our interest-bearing assets including available-for-sale financial assets, term deposits with banks and cash and cash equivalents. As of December 31, 2013 and December 31, 2012, the term deposits with banks are all fixed interest rate instruments and the available-for-sale securities are highly liquid and are short term in nature. Therefore interest rate risk is considered to be insignificant.

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

In the years ended December 31, 2013 and December 31, 2012, we derived more than 90% of our revenue from customers in the Asia-Pacific region. We expect that a majority of our future revenue will continue to be generated from customers in this region. Future political or economic instability in the Asia-Pacific region could negatively impact our business.

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

Based on the foregoing, management with the participation of the Executive Chairman and Chief Financial Officer have concluded that, as of December 31, 2013, the end of the period covered by this report, the Company’s disclosure controls and procedures were effective.

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

Management evaluated the effectiveness of our internal control over financial reporting as of December 31, 2013 using the 1992 framework set forth in the report of the Treadway Commission’s Committee of Sponsoring Organizations (“COSO”), “Internal Control — Integrated Framework.”

Based on the foregoing, management has concluded that our internal control over financial reporting was effective as of December 31, 2013. Our independent registered public accounting firm, PricewaterhouseCoopers LLP, has issued an audit report on our internal control over financial reporting, which is included herein.

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

            ITEM 16A.                AUDIT COMMITTEE FINANCIAL EXPERT

Our audit committee financial expert is Roderick Chalmers, an independent director. Our other three audit committee members are David F. Jones, James Watkins and Eddie Heng Teng Hua, who are also independent directors.

            ITEM 16B.                CODE OF ETHICS

We have adopted a Code of Ethics that applies to our directors, officers (including our chief executive officer, chief financial officer, chief accounting officer or controller and other persons performing similar functions) and employees. Our Code of Ethics is available on our website at www.corporate.globalsources.com.

During 2013, the Company did not grant any waiver, including any implicit waiver, from any provision of the Code of Ethics to the executive chairman, the chief executive officer, chief financial officer, chief accounting officer or controller or other person performing similar functions.

ITEM 16C.             PRINCIPAL ACCOUNTANT FEES AND SERVICES

PricewaterhouseCoopers LLP served as our independent registered public accounting firm from August 2008.

The following table shows the aggregate audit fees, audit-related fees, tax fees and all other fees for the services provided by PricewaterhouseCoopers LLP for 2013 and 2012:

	Year ended December 31,
	2013	2012

Audit fees	$1,004,697	$1,033,002
Audit-related fees	13,545	28,651
Total	$1,018,242	$1,061,653
Tax fees	59,764	28,577
All other fees	10,297	-
Total fees	$1,088,303	$1,090,230

Audit fees include fees associated with the review of the Company’s annual financial statements and services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years.

The audit-related fees billed to the Company by PricewaterhouseCoopers LLP for the fiscal year ended December 31, 2012, were fees for services relating to accounting workshops and training conducted for the Company. The audit-related fees for the fiscal year ended December 31, 2013 were fees for services relating to accounting workshops and training conducted for the Company.

Tax fees for the fiscal year ended December 31, 2012 for tax compliance, tax advice and tax planning consisted of review of tax returns for six subsidiaries of the Company and filing of quarterly value added tax returns for a subsidiary. For the fiscal year ended December 31, 2013, such fees consisted of review of tax returns for six subsidiaries of the Company, filing of quarterly value added tax returns for a subsidiary, assistance with value added tax matters in a local jurisdiction and permissible tax advice to a subsidiary.

All other fees for the fiscal year ended December 31, 2013 consisted of permissible advice on an information technology vendor contract.

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

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES – (Not applicable)

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS – (Not applicable)

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT – (Not applicable)

ITEM 16G.	CORPORATE GOVERNANCE – (Not applicable)

ITEM 16H.	MINE SAFETY DISCLOSURE – (Not applicable)

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

ITEM 19.            EXHIBITS

EXHIBIT INDEX

Exhibit No.	Description
1.1	Memorandum of Association of the Company. **
1.2	Bye-laws of the Company.
1.3	Amendments to the bye-laws of Global Sources Ltd., as approved at the May 6, 2002 Annual General Meeting of Shareholders. ++
2.1	Specimen Certificate. **
4.2	Form of executive officer employment agreement. *
4.3	Employment Agreement dated November 1, 1999, by and between Trade Media Holdings Limited and Merle Hinrich. *
4.4	Amendment to Employment Agreement dated January 19, 2000, between Trade Media Holdings Limited and Merle Hinrich. *
4.5	Employment Agreement dated as of January 29, 2000, by and between LER Corporation and Merle Hinrich. *
4.6	Form of Restricted Stock Award and Agreement, dated as of January 29, 2000, by and between LER Corporation and Merle Hinrich. *
4.7	Amendment No.1 to Restricted Stock Award and Agreement dated as of February 29, 2000, by and between LER Corporation and Merle Hinrich. *
4.18	Form of The Global Sources Employee Equity Compensation Plan No. IV. ***
4.19	Form of The Global Sources Employee Equity Compensation Plan No. V. ***
4.20	Form of The Global Sources Employee Equity Compensation Plan No. VI. ****
4.21	Form of The Global Sources Employee Equity Compensation Plan No. VII. ******
4.22	Global Sources’ Code of Ethics (updated effective as of January 1, 2014) (approved and adopted by the Board of Directors on December 16, 2013).
4.23	Form of The Global Sources Employee Equity Compensation Plan No. V (Amended). ******
4.24	Placement Agency Agreement dated March 17, 2005, between the Company and W.R. Hambrecht & Co. LLC. #
4.25	Form of Purchase Agreement between the Company and certain purchasers of the common shares. #
4.26	Shenzhen International Chamber of Commerce Tower Subscription Agreement dated July 5, 2004 (English translation). ++++
4.27	Real Estate Sales Contract of Shenzhen (Presale) dated August 31, 2004 (English translation). ++++
4.28	Supplemental Agreement to the Contract on Purchasing Shenzhen International Commercial Chamber Center Premises dated August 31, 2004 (English translation). ++++
4.29	Summary Table of Property Units and Payment Amounts. ++++
4.30	Supplementary Agreement Concerning Alteration of Payment Method dated December 3, 2004 (English translation). ++++
4.31	Sale and Purchase Agreement, dated May 24. 2006, by and between IDG Technology Venture Investment, Inc., Trade Media Holdings Limited and International Data Group, Inc. ~
4.32	Call Option Deed Relating to Shares in HC International, Inc., dated May 24, 2006, between Trade Media Holdings Limited and other parties thereto. ~
4.33	Call Option Deed Relating to Equity Interest in Beijing Huicong International Information Co., Ltd., dated May 24, 2006, between Trade Media Holdings Limited and HC Construction Co., Ltd. ~
4.34	The Global Sources Ltd. Directors Purchase Plan (as of 5 November 2005). +++++
4.36	The Global Sources Share Grant Award Plan. ++++++
4.37	The Global Sources Retention Share Grant Plan. ++++++
4.38	Sale and Purchase Agreement, dated December 10, 2007, by and between Global Sources Ltd., Trade Media Holdings Limited and IDG Technology Venture Investment III, L.P. +++++++
4.39	The Global Sources Directors Share Grant Award Plan. ++++++++
4.40	Directors Purchase Plan (updated effective as of January 1, 2009). ++++++++
4.41	Real Estate Sales Contracts of Shanghai (For Office Building) and Supplementary Terms (English translation). *******
4.42	Summary Table of Property Units and Payment Amounts. *******
4.45	The Global Sources Retention Share Grant Plan II (amended effective as of May 1, 2012). +++++++++
4.46	The Global Sources Equity Compensation (2007) Master Plan (amended effective as of January 1, 2012) (as extended to December 31, 2017). ++++++++++
4.47	Letter of intent for assignment of property of Shenzhen Excellence Times Square. ********
4.48	Agreement for sale and purchase of property in Vita Tower, Hong Kong. ********
4.49	Agreement for sale and purchase of a portion of property in Southmark building, Hong Kong. ********
4.50	Second-Hand Real Estate Sales Contract of Shenzhen Municipality.
4.51	Summary Table of Property Units and Prices.

Exhibit No.	Description
4.52	Sale and purchase agreement relating to 1 Sims Lane #08-01 Singapore 387355.
8.1	Subsidiaries of Global Sources Ltd.
12.1	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification by the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes – Oxley Act of 2002.
13.2	Certification by the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes–Oxley Act of 2002.
14.1	Consent of Independent Accountants for incorporation of their report filed with Form 6-K into the Company’s previously filed Registration Statements File No. 333-59058 and 333-62132. *****
14.2	Changes in Registrant’s Certifying Accountant. +++
14.3	Letter to the SEC from the Company pursuant to SEC Release No. 33-8070, dated April 9, 2002. *****
14.4
Consent of Independent Registered Public Accounting Firm for incorporation of their report filed under Form 20-F into the Company’s previously filed Registration Statements File No. 333-104426, 333-59058, 333-138474, 333-114411, 333-154960 and 333-177577.

14.5
Consent of Savills Valuation and Professional Services Limited for incorporation of their valuation of properties as at December 31, 2013 and their name which appears in the Company’s Annual Report on Form 20-F into the Company’s previously filed Registration Statements File No. 333-104426, 333-59058, 333-138474, 333-114411, 333-154960 and 333-177577. ******* *

14.10	Press release dated February 4, 2008 to announce share buyback program ##
14.11	Press release dated February 12, 2009 to announce the bonus share issue by Global Sources Ltd. ###
14.12	Letter to Securities and Exchange Commission from the Company’s previous Independent Registered Public Accountants. ++++++++

___________________

*	Incorporated by reference to Form F-1 filed with the Securities and Exchange Commission on March 27, 2000.
**	Incorporated by reference to Form 20-F Annual Report of Global Sources Ltd. filed with the Securities and Exchange Commission on June 30, 2000.
***	Incorporated by reference to Form 20-F Annual Report of Global Sources Ltd. filed with the Securities and Exchange Commission on April 5, 2001.
****	Incorporated by reference to Form S-8 Registration Statement filed with the Securities and Exchange Commission on June 1, 2001.
*****	Incorporated by reference to Form 6-K filed with the Securities and Exchange Commission on April 25, 2002.
~
Incorporated by reference to Form 20-F Annual Report of Global Sources Ltd. filed with the Securities and Exchange Commission on June 12, 2006 and confidential treatment requested (the confidential portions of such exhibits have been omitted and filed separately with the Securities and Exchange Commission)

******	Incorporated by reference to Form S-8 Registration Statement filed with the Securities and Exchange Commission on April 10, 2003.
*******	Incorporated by reference to Form 20-F Annual Report of Global Sources Ltd. filed with the Securities and Exchange Commission on April 26, 2012.
********	Incorporated by reference to Form 20-F Annual Report of Global Sources Ltd. filed with the Securities and Exchange Commission on April 26, 2013.
+	Incorporated by reference to Form 20-F Annual Report of Global Sources Ltd. filed with the Securities and Exchange Commission on April 30, 2002.
++	Incorporated by reference to Form 6-K filed with the Securities and Exchange Commission on May 6, 2002.
+++	Incorporated by reference to Form 6-K filed with the Securities and Exchange Commission on August 13, 2002.
++++	Incorporated by reference to Form 20-F Annual Report of Global Sources Ltd. filed with the Securities and Exchange Commission on May 13, 2005.
+++++	Incorporated by reference to Form S-8 Registration Statement filed with the Securities and Exchange Commission on November 7, 2006.
++++++	Incorporated by reference to Form 20-F Annual Report of Global Sources Ltd. filed with the Securities and Exchange Commission on June 28, 2007.
+++++++	Incorporated by reference to Form 20-F Annual Report of Global Sources Ltd. filed with the Securities and Exchange Commission on June 25, 2008.

++++++++	Incorporated by reference to Form 20-F Annual Report of Global Sources Ltd. filed with the Securities and Exchange Commission on June 26, 2009.
+++++++++ ++++++++++
Incorporated by reference to Form 6-K filed with the Securities and Exchange Commission on May 11, 2012.
Incorporated by reference to Form 6-K filed with the Securities and Exchange Commission on December 21, 2012.

#	Incorporated by reference to Form 6-K filed with the Securities and Exchange Commission on March 21, 2005.
##	Incorporated by reference to Form 6-K filed with the Securities and Exchange Commission on February 5, 2008.
###	Incorporated by reference to Form 6-K filed with the Securities and Exchange Commission on February 12, 2009.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

GLOBAL SOURCES LTD. By: /s/ Connie Lai Connie Lai, Chief Financial Officer

Date: April 28, 2014