Form 20-F
GLOBAL SOURCES LTD /BERMUDA
filed 2015-04-24
CIK 1110650

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 20-F

(Mark One)
[     ]           Registration Statement Pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934
OR
[ X ]	Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2014.
OR
[     ]           Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

OR
[ ]	Shell Company Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934	Date of event requiring this shell company report……………………For the transition period from ....................................... to ............................................

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

29,906,227  common shares, $0.01 par value, outstanding as of December 31, 2014.

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

TABLE OF CONTENTS

GENERAL INFORMATION

Page

PART I

PART II

PART III

ITEM 17.	FINANCIAL STATEMENTS	140
ITEM 18.	FINANCIAL STATEMENTS	140
ITEM 19.	EXHIBITS	141

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

All financial information contained herein is expressed in United States Dollars (“U.S. Dollars” or “USD”), unless otherwise stated.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS – (Not applicable)

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE
– (Not applicable)

ITEM 3.	KEY INFORMATION

Selected Financial Data

The following tables present the selected historical financial data of our company as of and for each of the years in the five-year period ended December 31, 2014. The selected financial information as of December 31, 2014 and 2013 and for the years ended December 31, 2014, 2013 and 2012 set forth below are derived from, should be read in conjunction with, and are qualified in their entirety by reference to, the section entitled “Operating and Financial Review and Prospects” and our audited consolidated financial statements and related notes, which are included elsewhere in this document. The consolidated statements of income data for each of the three years ended December 31, 2014, 2013 and 2012 and selected consolidated balance sheet data as of December 31, 2014 and 2013 are derived from, and qualified by reference to, our audited consolidated financial statements included elsewhere in this document. The consolidated statement of income data for the years ended December 31, 2011 and 2010, and the selected consolidated balance sheet data as of December 31, 2012, 2011 and 2010 are derived from our audited financial statements not included in this document.

As disclosed above under “Special Note on Our Financial Information In This Annual Report”, our consolidated financial statements as of and for the years ended December 31, 2014, 2013, 2012, 2011 and 2010 have been prepared and presented in accordance with IFRS, as issued by the International Accounting Standards Board.

	Year ended December 31,
	2014	2013	2012	2011	2010

	(In U.S. Dollars Thousands, Except Number of Shares and per Share Data)
Income Statement Data:
Revenue
Online and other media services	$93,252	$104,629	$136,101	$141,475	$122,203
Exhibitions	97,017	85,636	88,782	77,973	69,450
Miscellaneous	7,943	7,257	6,857	5,617	4,996
	198,212	197,522	231,740	225,065	196,649
Operating Expenses:
Sales (Note 1)	60,805	61,958	80,354	81,363	71,923
Event production	25,080	24,403	26,250	24,637	21,875
Community and content (Note 1)	26,843	27,481	32,696	34,078	31,923
General and administrative (Note 1)	52,631	50,272	44,281	40,660	33,463
Information and technology (Note 1)	12,683	12,729	13,188	12,607	11,839
Total Operating Expenses	178,042	176,843	196,769	193,345	171,023
Profit on sale of property	-	15,410	-	-	-
Profit from Operations	20,170	36,089	34,971	31,720	25,626

Interest income	1,314	1,472	1,044	360	510
Interest expenses	(186)	-	-	-	-
Gain on sale of available-for-sale securities	11	64	-	-	1,223
Share of loss of associate	-	-	(24)	-	-
Impairment loss on investment in associate	-	-	(302)	-	-
Profit before income taxes	21,309	37,625	35,689	32,080	27,359
Income tax expense	(2,468)	(4,753)	(2,744)	(1,613)	(1,117)
Net profit	18,841	32,872	32,945	30,467	26,242
Net profit attributable to non-controlling interests	(511)	(137)	(739)	(991)	(991)
Net profit attributable to the Company’s shareholders..	$18,330	$32,735	$32,206	$29,476	$25,251

Basic net profit per share attributable to the Company’s shareholders	$0.57	$0.95	$0.95	$0.87	$0.63
Diluted net profit per share attributable to the Company’s shareholders	$0.55	$0.91	$0.90	$0.83	$0.61
Cash dividends declared per share	-	-	-	-	-
Shares used in basic net profit per share calculations	31,953,136	34,426,468	34,017,730	33,742,648	40,283,874
Shares used in diluted net profit per share calculations	33,482,371	36,068,326	35,742,495	35,385,218	41,693,616

	As at December 31,
	2014	2013	2012	2011	2010

	(In U.S. Dollars Thousands Except Number of Shares)

Balance Sheet Data:
Cash and cash equivalents	$90,223	$137,359	$104,631	$81,903	$101,298
Term deposits with the banks	$4,285	$106	$4,184	$2,764	$1,411
Financial assets, available-for-sale	$3,952	$6,367	$7,472	$13,250	$-
Total assets (Note 2)	$314,011	$339,097	$311,169	$276,330	$225,703
Net assets	$185,074	$213,562	$177,312	$138,554	$102,460
Long-term debt, less current portion	$11,702	$10,251	$15,152	$9,800	$8,107
Total Company shareholders’ equity (Note 2)	$171,606	$203,980	$165,920	$129,673	$94,295
Common share capital	$529	$525	$521	$518	$516
Common shares outstanding (Note 2)	29,906,227	34,485,771	34,069,363	33,793,948	33,573,540
__________________

(Note 1)
Non-cash compensation expenses associated with the employee and non-employee equity compensation plans, including the Global Sources Directors Share Grant Award Plan included under various categories of expenses are approximately as follows: sales expenses: $409 (2013: $539; 2012: $565; 2011: $737; 2010: $545), community and content: $16 (2013: $43; 2012: $70; 2011: $234; 2010: $284), general and administrative: $1,215 (2013: $1,340; 2012: $1,524; 2011: $1,528; 2010: $1,089), and information and technology expenses: $217 (2013: $248; 2012: $250; 2011: $278; 2010: $269).

(Note 2)
On 24 June 2010, the Board of Directors of the Company authorized a program to repurchase 11,121,000 of our common shares by tender offer at purchase price of $9.00 per share. Accordingly, in August 2010, we completed the repurchase and paid a total cash consideration of $100,089. On 11 March 2014, the Board of Directors of the Company authorized a program to repurchase 5,000,000 of our common shares by tender offer at purchase price of $10.00 per share. Accordingly, in June 2014, we completed the repurchase and paid a total cash consideration of $50,000. We are holding the repurchased shares as treasury shares.

Risk Factors

In addition to other information in this Annual Report, the following risk factors should be carefully considered in evaluating us and our business. Such factors may have a significant impact on our business, operating results and financial condition. As a result of the risk factors set forth below and elsewhere in this Annual Report, and the risks discussed in our other Securities and Exchange Commission (“SEC”) filings, actual results could differ materially from those projected in any forward-looking statements. Such risks and uncertainties are not the only ones facing us.  Other risks or events that are not presently known to or anticipated by us, or that we currently deem immaterial, may also adversely affect our business, operating results and financial condition.

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

Our customers in mainland China accounted for approximately 84% of our total revenues in 2014. Our dependence on revenue from the mainland China market is significant, and adverse political, legal or economic changes in mainland China may harm our business and cause our revenues to decline.

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

The international markets in which we operate are subject to risks, including:

•	fluctuations in regional and/or global economic conditions;

•	fluctuations in the availability of trade finance, especially for small and medium enterprises in the Greater China region;

•	fluctuations in currency exchange rates;

•	governments could increase trade protection measures including tariffs, quotas, import duties or taxes, thereby significantly reducing demand for imported goods;

•	political instability;

•	the threat of terrorist attacks;

•	conflicting and/or changing legal and regulatory requirements;

•	restrictions placed on the operations of companies with a foreign status;

•	significant changes in tax laws and regulations (or the interpretation, practice or policies in respect thereof by tax authorities), tax rates and tax reporting requirements;

•	the loss of revenues, property and equipment from expropriation, nationalization, war, insurrection, terrorism and other political risks;

•	adverse governmental actions, such as restrictions on transfers of funds; and

•	oil embargoes or significant fluctuations in oil prices.

In 2014, we derived approximately 95% of our revenues from customers in the Greater China region. We expect that a majority of our future revenues will continue to be generated from customers in this region. At the time of the Asian economic crisis of 1997 and 1998, and the global financial crisis of 2008 and 2009, our revenues and operating results were adversely affected, and our sales declined. Future reductions in trade between Greater China and the world may cause our business to be harmed and our revenues to decrease.

Our industry is intensely competitive, evolving and subject to rapid change. If we are unable to compete effectively, we will lose current customers and fail to attract new customers. If that happens, our business may not be successful and our financial condition may be adversely affected.

Our industry is intensely competitive, particularly in the online space, which is becoming increasingly crowded with new market participants. Barriers to entry are minimal, and competitors are able to launch new websites and other media at a low cost. We constantly face threats from competition, including from non-

traditional competitors and new forms of media. We compete for our share of customers’ marketing and advertising budgets with other online marketplaces, trade publications and trade shows. Competitors vary in size, geographic scope, industries served and the breadth of the products and services offered. We may encounter competition from companies which offer more comprehensive content, services, functionality and/or lower prices. We may also encounter competition from companies offering software services and e-commerce transactional platforms.

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

Our websites may also become listed less prominently in unpaid search results for other reasons, such as search site technical difficulties, search site technical changes and changes we make to our websites. In addition, search sites have deemed the practices of some companies to be inconsistent with search site guidelines and have decided not to list such companies’ websites in search result listings at all. If we are listed less prominently or not at all in search result listings for any reason, the traffic to our websites will likely decline, which could harm our operating results.  If we decide to attempt to replace this traffic, we may be required to increase our marketing expenditures, which also could harm our operating results and financial condition.

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

Because we operate internationally and report our operating results, revenues and profits in U.S. Dollars, foreign exchange rate fluctuations, especially in the RMB and other Asian currencies, may have a material impact on our operating results.

The RMB strengthened during the last few years against the U.S. Dollar; however, in 2014 the RMB slightly weakened against the U.S. Dollar. Although we bill in RMB and have expenses in RMB in mainland China, if the RMB appreciates against the U.S. Dollar, our current and potential supplier customers may become less competitive with suppliers from other regions, leading to less demand for our advertising services.

In addition, we have investments in operations and commercial properties in mainland China, the net assets of which are exposed to foreign currency translation risks. Further, we have significant amounts of deposits denominated in RMB, which are kept with commercial banks located in Hong Kong, and which are exposed to foreign currency fluctuation risks.

To the extent significant currency fluctuations occur in the RMB and other Asian currencies, our financial condition and results of operations may be adversely affected.

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

In addition to legal restrictions on the use of e-mail, Internet service providers, various operators of Internet mailbox services, anti-spam organizations and others typically attempt to block the transmission of unsolicited e-mail and are increasing the number and volume of unsolicited e-mails they are blocking. With this increasing vigilance also comes an increased rate of “false positives”, i.e., legitimate e-mails being wrongly identified as “spam.” If an Internet or other service provider or software program identifies e-mail from us (or from our clients to whom we have provided “@globalsources.com” e-mail addresses) as “spam”, we could be placed on a restricted list that would block our e-mails to our actual or potential customers or users who maintain e-mail accounts with these Internet service or other providers or who use these software programs or our e-mails could be routed to bulk folders and ignored. If we are unable to communicate by e-mail with our actual or potential customers or users as a result of legislation, blockage of our e-mails, routing of our e-mails to bulk folders, or otherwise, our business, operating results and financial condition could be harmed.

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

Customer or user concerns regarding Internet security or fraud, or data privacy issues, may deter the adoption or use of our online products and services.

Our business and financial success depends on our reputation and our customers’ and users’ confidence in the security of our products and services, our anti-fraud measures and our data privacy policies and practices. Widely publicized security breaches or fraud involving the Internet or online services generally, or our failure to prevent security breaches or fraud by our customers or users, or “phishing” activities by third parties who masquerade as us, or as our customers or users, in an attempt to obtain personal data from our other customers or users, or computer malware, viruses or hacking activities occurring on or through the Internet or our systems, may harm our reputation and cause our current and potential customers and users not to adopt or use our products and services, thereby adversely affecting our revenues. We may also be required to incur additional costs to protect against security breaches and fraud, or to alleviate problems caused thereby. In addition, increasing public awareness and concerns about data use and collection practices and other privacy issues could deter the adoption or use of our online products and services, thereby adversely affecting our revenues.

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

Technology, particularly digital technology used in the media industry, continues to evolve rapidly, and advances in that technology have led to alternative methods for the distribution of magazine content. Many publishers including ourselves have launched various types of digital magazines, often to complement print magazine editions.  Our initiatives may not become widely adopted by buyers and other users, or advertisers, which could have a significant adverse effect on our competitive position and our business and results of operations.

The successful operation of our business depends significantly on the quality, performance and reliability of the telecommunications and Internet infrastructure globally, and especially in mainland China and the Asia-Pacific region, where we derive most of our revenue and where the vast majority of our sales representatives are located.

We derived approximately 41% of our revenue from Internet-related services in 2014 and poor performance or failures of the telecommunications and Internet infrastructure anywhere in the world could negatively impact our business.

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

Outbreaks of H1N1, avian influenza, Severe Acute Respiratory Syndrome (“SARS”), Ebola, norovirus or other widespread public health problems could adversely affect our business and financial condition.

In the event of future outbreaks of H1N1, avian influenza, SARS, Ebola, norovirus or other widespread public health problems, some ways in which our business and financial condition might be adversely affected could include the following:

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

The marketing and pricing decisions of our competitors strongly influence our business and therefore affect our financial condition. For example, in mainland China, online advertising rates in our sectors have declined over the past few years. If online advertising rates continue to decline, if customers choose lower value packages, or if we are unable to make up for such declines by growing our customer base, it could affect the relative proportions of our online, print and trade show revenue mix, our overall margins could be adversely impacted and our business and financial condition could suffer.

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

Generally, suppliers’ advertising contracts with us for our online and print media are for 6 to 24 months in duration, while most booth contracts are for trade shows that will be held within the next 24 months. A significant percentage of our customers do not renew their contracts and we experience high customer turnover from year to year. If we cannot replace non-renewing customers with new customers, our business and financial condition could be adversely affected.

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

We are required to test goodwill for impairment at least annually and to review our amortizable intangible assets for impairment whenever events or changes in circumstance indicate that the carrying amounts may not be recoverable. The carrying amounts of our goodwill and intangible assets as of December 31, 2014 were approximately $11.5 million and $26.3 million, respectively. During the year ended December 31, 2014, we recorded an impairment charge of $2.2 million on intangible assets relating to one of our investments relating to our FashionSZshow exhibition business. Significant adverse changes in the business climate, or economic, competitive and other factors, may affect the value of goodwill and identifiable intangible assets. If any of these factors impair the value of these assets, accounting rules would require that we reduce their carrying value and recognize an impairment charge, which would reduce our reported assets and earnings in the year in which the impairment charge is recognized.

There are various factors that could adversely affect our ability to operate our trade show business successfully and profitably.

We expect that a significant portion of our future revenues will continue to be derived from our trade show business. Our trade shows attract exhibitors from Greater China and the rest of Asia, and attendees from all over the world, and represent the great majority of our trade show business.

Our trade shows may continue to be expanded into new categories and locations and we are uncertain as to our ability to attract and retain the quality and quantity of exhibitors and buyers that would enable such new trade show initiatives to be successful.

Also, because of the complexities, competition and uncertainties associated with the expansion of our shows into new categories and locations, we may not achieve our desired sales objectives. Furthermore, in order to implement our trade show growth strategy and/or to cope with the scope or speed of expansion of our trade shows, our management, personnel and other resources may be strained and/or we may have to continue hiring additional personnel and incurring additional expenditures. In addition, our new or expanded trade show initiatives may erode the customer base of our other pre-existing trade shows. If we are unable or fail to manage these issues and execute the operations appropriately and effectively, it would jeopardize our ability to be successful in the trade show business and adversely affect our financial condition.

From time to time, we may also discontinue our trade shows in a particular location, due to a reduction of exhibitor-interest and/or buyer-demand resulting from changes in the market conditions associated with that location or due to other factors such as those described above and below. Any such discontinuation could have an adverse impact on our overall trade show revenues.

We rely heavily on cooperation with various government bodies, trade associations and other relevant parties for marketing and selling booths to exhibitors. The availability of government subsidies to exhibitors in some jurisdictions (e.g., mainland China) is also a significant factor in attracting exhibitors to our trade shows. If we fail to achieve such cooperation or if such cooperation is unsuccessful, or if government subsidies are not available or granted or are withdrawn, the success of our trade show business could be jeopardized, and our operating results and financial condition may be adversely affected.

Our trade show business also requires us to make substantial non-refundable deposits and progress payments to secure desirable venues and dates far in advance of conducting the trade show. The market for desirable dates and locations is often highly competitive and critical to the success of the show. If we cannot secure desirable dates and locations for our trade shows, their profitability and future prospects would suffer, and our financial condition and operating results would be materially and adversely affected.

Several other factors could also negatively affect our financial performance in this business, including:

•	natural catastrophes, labor strikes and transportation shutdowns;

•	the spread of H1N1, avian influenza, SARS, Ebola, norovirus and other similar epidemics;

•	civil unrest, political instability and the threat of terrorist attacks;

•	conflicting and/or changing legal and regulatory requirements;

•	changing and/or adverse governmental policies and actions;

•	decrease in demand for booth space;

•	we may not always be able to obtain the required trade show licenses (where applicable), which may limit the number of trade shows we are able to hold;

•	our sales representative companies’ inability to effectively expand their staff and infrastructure;

•	inability to renew our venue contracts on favorable terms or at desired times;

•	a slowdown in product demand from outlet markets; and

•	sudden closure of event venue sites due to unforeseen circumstances.

In view of the various risks outlined above, we can give no assurances that our operation of the trade show business will be instrumental to our success or that our financial condition will not be adversely affected.

Our trade shows in Hong Kong face various competitive threats that may adversely affect their success, profitability and viability.

There are substantial and long-established trade shows in Hong Kong and southern mainland China which compete with our trade shows in Hong Kong, and which now have access to expanded venue space. Many of these competing trade show events and/or venues are owned and/or organized by, and/or sponsored, funded, endorsed and/or otherwise strongly supported by, governmental or statutory bodies, which may continue to further develop and/or expand such trade show events and/or venues in competition with ours or engage in other competitive actions. For example, the Hong Kong Trade Development Council (“HKTDC”), a government-subvented statutory body and the largest trade show organizer in Hong Kong, competes aggressively with our trade shows at the AsiaWorld-Expo exhibition venue in Hong Kong. The HKTDC is also a co-owner of the Hong Kong Convention and Exhibition Centre (“HKCEC”), and is able to secure and has secured most of the favorable exhibition venue time-slots at the HKCEC for the HKTDC’s own trade shows. The HKCEC was recently expanded, and the HKTDC and the HKCEC (as well as other exhibition organizers and trade associations) have from time to time been pressing the Hong Kong government to consider supporting a further expansion (“Phase 3”) of the HKCEC. There have also been some industry and political pressures for more large-scale convention and exhibition centers to be built in Hong Kong. As a result of such developments, and especially if HKCEC Phase 3 proceeds or other exhibition venues are built, our overall competitiveness may be harmed, we may not be able to attract the desired quantity and quality of exhibitors and buyers to our trade shows, and the viability of our trade show business may be jeopardized.

The long-term growth and viability of our trade shows in Hong Kong depend significantly on the continued or improved attractiveness of the AsiaWorld-Expo exhibition venue (at which they are held) to exhibitors and buyers. If the economic, transportation, urban, tourism and other infrastructures and developments surrounding the AsiaWorld-Expo (which is located near the Hong Kong International Airport) are not further planned, built, improved and implemented appropriately or at all, and we are unable to secure bookings at and switch to other more attractive alternative exhibition venues for our Hong Kong trade shows, the overall competiveness and viability of our trade show business may be jeopardized.

In addition, in June 2012, the Hong Kong government adopted a competition law that prohibits any agreement or concerted practice amongst undertakings, or any conduct by an undertaking with a substantial degree of market power, that has the object or effect of preventing, distorting or restricting competition in Hong Kong. This competition law would apply to private enterprises, but at the same time all Hong Kong statutory bodies (such as the HKTDC) would be excluded from the application of the competition law, unless Hong Kong’s Chief Executive-in-Council specifies, through subsequent regulations, which statutory bodies are not to be exempted. During the Hong Kong Legislative Council’s debate concerning this law, the Hong Kong government indicated that the HKTDC would not be one of the “non-exempted” statutory bodies covered by any such regulation to be made by Hong Kong’s Chief Executive-in-Council. If so, this means that while we will have to comply with the Hong Kong competition law regime, the HKTDC need not, thereby resulting in an uneven playing field that could jeopardize the competitiveness and viability of our trade show business in Hong Kong.

Any re-branding of our media or re-organization of product verticals covered by our media could lead to a loss of customer recognition, affinity and loyalty, in which event our business could be adversely affected.

Customer recognition, affinity and loyalty associated with our brands and the specialized product verticals covered by our various media are important to the success of our business. From time to time, we may re-brand some of our media and/or re-organize some of the product verticals covered by our various media. This could lead to a loss of the customer recognition, affinity and loyalty associated with the affected brands and/or product verticals concerned, in which event our business could be adversely affected.

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

We may not be able to attract, hire and retain qualified personnel cost-effectively, or to successfully manage increases in personnel headcount required for business expansion purposes, which could impact the quality of our content and services and the effectiveness and efficiency of our management, resulting in increased costs and jeopardizing the success and viability of our business and financial condition.

Our success depends on our ability to attract, hire and retain at commercially reasonable rates qualified technical, sales support management, marketing, customer support, financial and accounting, legal and other managerial personnel. The competition for personnel in the industries in which we operate is intense. Our personnel may terminate their employment at any time for any reason. Loss of personnel may also result in increased costs for replacement hiring and training. If we fail to attract and hire new personnel or retain and motivate our current personnel, we may not be able to operate our business effectively or efficiently, serve our customers properly, or maintain the quality of our content and services. If this were to occur, our financial condition could be adversely affected.

In addition, any increases in personnel headcount required for business expansion purposes may strain our management and other resources and involve significant costs. If we are unable or fail to manage such issues effectively, it could adversely affect our operations and financial condition.

We rely heavily on independent sales representative companies for the sales and marketing of our products and services. If we lose the services of these sales representative companies or their employees, or if they perform poorly, or if we fail to effectively manage our relationship with them, our business and revenues could be harmed.

We have agreements with various independent sales representative companies, whom we rely heavily upon for the sales and marketing of our products and services. Eight main sales representative companies in mainland China were responsible for approximately 71% of our total revenues for the year ended December 31, 2014. These independent sales representatives collect cash from our customers on our behalf and deposit such collections into designated bank accounts owned by them whereby, for managing the credit risks, our senior employees are the authorized signatories to withdraw cash from such bank accounts in China. Generally, either we or the sales representative companies may terminate the service agreement between them and us upon short notice. It is possible that we may not retain some of our sales representative companies, or they may not retain some of their sales personnel (due to competition from other companies in hiring and retaining sales personnel) or be able to replace them with equally qualified personnel. Furthermore, if a sales representative company terminates its agreement with us, some of our customers with a direct relationship with that sales representative company or its personnel may terminate their relationship with us. Although these sales representative companies and their employees are independent from us, there can be no assurance that our reputation and our business, and our financial condition, will not be harmed by their acts or omissions. If sufficient numbers of employees are not recruited, or properly trained, integrated, motivated, retained and managed, by these sales representative companies, or if they or their employees perform poorly or fraudulently, or otherwise fail to perform their roles and responsibilities adequately, appropriately or as required, or if our relationships with these sales representative companies fail or deteriorate or we are otherwise unable or unsuccessful in effectively managing our relationship with them, our business and revenues may be harmed. In addition, although we have long-standing relationships with a majority of these independent sales representatives, for whom there is no recent history of default in transferring client payments received by them to us, if any of these sales representatives go bankrupt or otherwise fail to transfer such moneys to our own bank accounts, we could be exposed to credit risk.

The value of our commercial properties in mainland China, Hong Kong and Singapore may fall below the carrying value, requiring us to recognize an impairment charge; or we may not be able to fully rent out any excess unutilized space in our investment properties.

We own commercial properties in Shenzhen’s new commercial business district, which are equivalent in standard to “Grade A” private office premises in Hong Kong (“Grade A” private office premises in Hong Kong are defined by the Hong Kong Rating and Valuation Department and generally understood by the Hong Kong property market to mean premises situated in buildings designed for commercial purposes which are modern with high quality finishes; have a flexible layout; have large floor plates; have spacious, well decorated lobbies and circulation areas; have effective central air-conditioning; have good lift services zoned for passengers and goods deliveries; have professional management; and have parking facilities normally available). In addition, we own commercial properties in Hong Kong and Shanghai, and in February 2014 we acquired a commercial property in Singapore.

The total carrying amount of our owned Shenzhen, Shanghai, Hong Kong and Singapore properties was approximately $142.18 million, and their total market value was approximately $242.52 million as of December 31, 2014. However, real estate markets are cyclical and valuation year-on-year is uncertain, given global and country-specific demand and supply drivers. As a result, we may not be able to recover the carrying value of our owned properties, which may require us to recognize an impairment charge in future earnings.

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

We are subject to income taxes in numerous jurisdictions. Significant judgment is required in evaluating our worldwide provision for income taxes. During the ordinary course of business, there are many transactions for which the ultimate tax determination is uncertain. For example, our effective tax rates could be adversely affected by earnings being lower than anticipated in countries where we have lower statutory rates and higher than anticipated in countries where we have higher statutory rates; by changes in the valuation of our deferred tax assets and liabilities; or by changes in the relevant tax, accounting and other laws, regulations, principles and interpretations. We are subject to potential or actual tax reviews in various jurisdictions, and such jurisdictions may assess additional income tax against us. Although we believe our tax estimates are reasonable, the final determination of such tax reviews and any related litigation could be materially different from our historical income tax provisions and accruals. The results of a tax review or related litigation could have a material adverse effect on our operating results or cash flows.

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

Apart from the U.S. treasury bills which we hold, a significant portion of our cash and cash equivalents are held as cash deposits with various banks. In the event of an insolvency of any such banks, we may not be able to recover our cash from them in full or in part, or there may be prolonged delays in such recovery.

A significant portion of our cash and cash equivalents are held as cash deposits with various commercial banks. A majority of such balances are held in banks located outside mainland China. Although we have not recognized any losses to date on our cash and cash equivalents, in the event of an insolvency of any such banks, we may not be able to recover our cash from them in full or in part, or there may be prolonged delays in such recovery. This could materially adversely affect the value or liquidity of our cash and cash equivalents and result in an impairment, which could materially adversely affect our financial condition and operating results.

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

We may be required to record an impairment charge on our accounts receivable if we are unable to collect the outstanding balances from our customers.

We generally collect our fees in advance from customers in markets with higher risk. We have a large number of customers and no individual customer represents more than 10% of our accounts receivable. We estimate the collectability of our accounts receivable based on our analysis of the accounts receivable, historical bad debts, customer creditworthiness and current economic trends. We continuously monitor collections from our customers and maintain adequate impairment allowance for doubtful accounts. However, while credit losses have historically been within our expectations and the allowances we established, if the bad debts significantly exceed our impairment allowance, our operating results and liquidity could be adversely affected.

Investment Risks

Our quarterly operating results may have seasonal fluctuations and as a result, we may fail to meet analyst, investor and/or shareholder expectations.

We typically experience seasonal quarter-to-quarter fluctuations in our revenue. Currently, most of our largest trade shows are expected to be held in the second quarter and fourth quarter of each year. The net result of the above seasonality is that second and fourth quarter revenues are likely to be substantially higher than the first and third quarter revenues. In 2014, approximately 29% of our revenue was generated during the second quarter and approximately 32% during the fourth quarter. The first quarter accounted for approximately 17% of our revenue in 2014 and the third quarter accounted for approximately 22% of our revenue in 2014. In addition, certain expenses associated with future revenues are likely to be incurred in the preceding quarters, which may cause profitability to be lower in those preceding quarters. Also, because event revenue is recognized when a particular event is held, we may also experience fluctuations in quarterly revenue based on the movement of annual trade show dates from one quarter to another. As a result of seasonal fluctuations in our quarterly operating results, we may fail to meet analyst, investor and/or shareholder expectations.

There is a limited public market for our shares and the trading volume for our shares is low, which may limit your ability to sell your shares or purchase more shares.

As of February 28, 2015, we had approximately 968 registered shareholders, and a total of 30,218,703 issued and outstanding common shares of par value $0.01 each, out of which approximately 17,639,899 issued and outstanding common shares were tradable on the NASDAQ Global Select Market (“NASDAQ”).

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

Sales of common shares by our major shareholders could adversely affect the prevailing market price of the common shares. As of February 28, 2015, we had 30,218,703 common shares issued and outstanding, out of which at least 14,445,169 common shares issued and outstanding are beneficially owned by people who may be deemed “affiliates”, as defined by Rule 405 of the Act. Of these 14,445,169 shares, 12,288,938 shares are “restricted securities” which can be resold in the public market only if registered with the SEC or pursuant to an exemption from registration.

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

As of February 28, 2015, Mr. Merle Allan Hinrich beneficially owned approximately 41.60% of our total issued and outstanding common shares, and may be deemed to be the beneficial owner of up to 45.87% of our total issued and outstanding common shares (as described in Item 7 below). Mr. Hinrich is also our Executive Chairman. Accordingly, Mr. Hinrich has substantial voting influence over the election of our directors, the appointment of new management and the opposition of actions requiring shareholder approval, such as adopting amendments to our articles of incorporation and approving mergers or sales of all or substantially all of our assets. Such concentration of ownership and substantial voting influence may have the effect of delaying or preventing a change of control, even if a change of control is in the best interest of all shareholders. There may be instances in which the interests of our major shareholder may conflict or be perceived as being in conflict with the interests of a holder of our securities or the interest of the Company.

Because we are governed by Bermuda law rather than the laws of the United States and our assets are outside of the United States, our shareholders may have more difficulty protecting their rights because of differences in the laws of the jurisdictions.

We are incorporated under the laws of Bermuda. In addition, certain of our directors and officers reside outside the United States and a substantial portion of our assets is located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon such persons or to realize against them judgments of courts of the United States predicated upon civil liabilities under the United States federal securities laws. We have been advised by our legal counsel in Bermuda, Appleby, that there is some uncertainty as to the enforcement in Bermuda, in original actions or in actions for enforcement of judgments of United States courts, of liabilities predicated upon U.S. federal securities laws, although final and conclusive judgments in the courts of the United States against our Company under which a sum of money is payable (not being a sum of money payable in respect of taxes or other charges of a like nature, in respect of a fine or other penalty, or in respect of multiple damages as defined in The Protection of Trading Interests Act 1981 of Bermuda) would be enforced by the Supreme Court of Bermuda as a debt against our Company, subject to certain conditions and exceptions.

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

•
  with respect to engaging in business combinations with, or proposed by or on behalf of, any interested shareholder or its affiliate, requiring the approval of not less than two-thirds of the holders of our voting shares (other than shares held by that interested shareholder or any affiliate or associate of such interested shareholder), voting together as a single class, or by a simple majority if the business combination is approved by a majority of the continuing directors or if certain prescribed conditions are met assuming that we will receive fair market value in exchange for such business combination. In this context, a “business combination” includes, among others, (i) any mergers, (ii) any asset sales and other material transactions resulting in a benefit to the interested shareholder or any of its affiliates or associates or (iii) the adoption of a plan for our liquidation or dissolution; an “affiliate” or an “associate” have the respective meanings ascribed to such terms in Rule 12b-2 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the “Exchange Act”); a “continuing director” is a member of our Board of Directors that is not an affiliate or associate or representative of an interested shareholder and was a member of our board prior to such person becoming an interested shareholder; and an “interested shareholder” is any person (other than us or any of our subsidiaries, or any profit sharing, employee share ownership or other employee benefit plan, or any of the shareholders of Trade Media Holdings Limited that received our shares pursuant to a share exchange agreement prior to the listing of our shares on NASDAQ) that owns or has announced its intention to own, or with respect to any of our affiliates or associates, within the prior two years did own, at least 15% of our voting shares.

We are a “foreign private issuer,” and have disclosure obligations that are different than those of other U.S. domestic reporting companies, so you should not expect to receive information about us in the same amount and/or at the same time as information received from, or provided by, U.S. domestic reporting companies.

We are a foreign private issuer and, as a result, we are not subject to some of the requirements imposed upon U.S. domestic issuers by the SEC. For example, we are not required to issue quarterly reports or file proxy statements with the SEC, and we and our directors and executive officers are not subject to certain disclosure obligations that would otherwise be required if we were a U.S. domestic issuer.

Hence, our shareholders, potential shareholders and the investing public in general should not expect to receive information about us in the same amount and/or at the same time as information received from, or provided by, U.S. domestic reporting companies.

As a foreign private issuer, we are permitted to, and did, follow certain home country corporate governance practices instead of otherwise applicable Nasdaq Global Select Market requirements, which may result in less protection than is accorded to investors under rules applicable to domestic U.S. issuers.

As a foreign private issuer, we are permitted to, and did, follow certain home country corporate governance practices instead of those otherwise required under the applicable rules of the Nasdaq Global Select Market for domestic U.S. issuers, provided that we disclose the requirements we are not following and describe the home country practices we are following. From time to time, we have followed and may follow home country practice in Bermuda in lieu of Nasdaq Global Select Market rules requiring shareholders to approve equity compensation plans and material revisions thereto. Under the Companies Act 1981 of Bermuda (as amended) (the “Companies Act”), there is no general requirement for equity compensation plans of a Bermuda company to be approved by way of a shareholders’ resolution, which is different than the requirements of the Nasdaq Global Select Market listing standards.  As such, while we may choose to seek shareholder approval for any equity compensation plans, our memorandum of association and bye-laws do not require any such approvals. See “Item

16.G – Corporate Governance.”  We may in the future elect to follow home country practices in Bermuda with regard to other matters.  Following our home country governance practices as opposed to the requirements that would otherwise apply to a U.S. company listed on the Nasdaq Global Select Market may provide less protection to you than what is accorded to investors under the applicable rules of the Nasdaq Global Select Market applicable to domestic U.S. issuers.

Our share prices may fluctuate in response to a number of events and factors.

Our share price may fluctuate in response to a number of events and factors such as quarterly variations in operating results; announcements of new services or pricing options by us or our competitors; changes in financial estimates and recommendations by securities analysts; failure to meet our financial guidance and/or the financial forecasts of analysts; the operating and share price performance of other companies that investors may deem comparable; news reports relating to trends in the Internet and the information technology industry; reports, articles, commentaries, blogs or online postings about us by analysts, short sellers, our competitors, our customers, our users and/or others; announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures or capital commitments; or changes in laws or regulations in the jurisdictions in which we operate.

While we believe that we currently have adequate internal control procedures in place, we are still exposed to potential risks from legislation requiring companies to evaluate internal controls under Section 404 of the Sarbanes-Oxley Act of 2002.

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

We originally were incorporated under the laws of Hong Kong in 1970. In April 2000, we completed a share exchange with a publicly traded company based in Bermuda, and our shareholders became the majority shareholders of the Bermuda corporation. As a result of the share exchange, we became incorporated under the laws of Bermuda and changed our name to Global Sources Ltd. Our capital expenditures during the years ended December 31, 2014, 2013 and 2012 amounted to $18.7 million, $27.0 million and $1.4 million, respectively. For 2014, such expenditures were incurred mainly for purchase of office premises in Singapore, computers, purchased software, office equipment, leasehold improvements and software development. For 2013, such expenditures were incurred mainly for purchase of office premises in Hong Kong, computers, software, office equipment and leasehold improvements.  For 2012, such expenditures were incurred mainly for purchase of computers, software, office equipment and leasehold improvements. Our capital expenditures were financed using cash generated from our operations.  The net book value of capital assets disposed and written off during the years ended December 31, 2014, 2013 and 2012 amounted to $0.06 million, $12.6 million and $0.048 million, respectively.  Disposals of our commercial properties in 2013 have been discussed under the heading “Properties” in this Item 4.  In January 2014, we entered into an agreement for the purchase of office space in Singapore which was completed in February 2014. This transaction has been discussed in detail under the heading “Properties” in this Item 4.

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

As of December 31, 2014, more than 333,000 suppliers were listed on GlobalSources.com and we serve a buyer community of over 1,000,000 active members in more than 200 countries and territories.

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

The following table sets forth our revenue by category for the last three fiscal years:

	Year Ended December 31,
	2014	2013	2012
	(In U.S. Dollars Thousands)

Revenues
Online and other media services	$93,252	$104,629	$136,101
Exhibitions	97,017	85,636	88,782
Miscellaneous	7,943	7,257	6,857
	$198,212	$197,522	$231,740

The following table sets forth our revenue by geographical area for the last three fiscal years:

	Year Ended December 31,
	2014	2013	2012
	(In U.S. Dollars Thousands)

Revenues
China	$166,356	$163,107	$189,648
Rest of Asia	27,068	29,891	35,603
United States	4,334	4,031	5,706
Europe	385	365	531
Others	69	128	252
	$198,212	$197,522	$231,740

We currently generate the majority of our revenue from suppliers in Asia, with China being our largest market at approximately 84% of total revenue during 2014. Our revenue is derived from two primary sources – Online and other media services, which represented approximately 47% of total revenue in 2014 and Exhibitions, which represented approximately 49% of total revenue in 2014.

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

Industry Background

Global Trade and the Role of Greater China

Over the past few decades, as communications and logistics technologies have improved and as more free trade agreements have been signed, international trade has grown at a pace exceeding the growth of overall global production. Asia, including Greater China in particular, has been a significant contributor to the growth of global trade.

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

Our Offerings

Our primary business relates to connecting buyers worldwide with suppliers in Asia (with a particular focus on Greater China) and other emerging markets. However, we also offer a range of media that facilitates selling to, and within, China.

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

Buyers can reach a large potential supply base on GlobalSources.com by searching among, and/or making inquiries to, more than 333,000 suppliers.

Trade Shows

Our largest shows are our China Sourcing Fairs which are held in Hong Kong each spring and fall. These shows bring buyers from around the world to meet face-to-face with suppliers.

Trade Publications

We publish various industry-specific trade magazines. Our trade magazines come in print and digital formats and contain paid advertisements from suppliers, as well as our independent editorial content, which includes market reports, advice for buyers, and surveys.

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

•	Strengthen position in core, export focused business. Our objective is to leverage the combined strengths of GlobalSources.com and our trade shows.

•	New product and market development. Our plans include the launch of new verticals and entries into new geographies.

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

Products & Services

Media for Buyers Worldwide

Online Services

GlobalSources.com, our primary online service, is comprised of the following industry sector marketplaces:

Auto Parts & Accessories	Hardware & DIY
Baby & Children’s Products	Home Products
Computer Products	Machinery & Parts
Electronic Components Electronics	Mobile Electronics Security Products
Fashion Accessories	Sports & Leisure
Garments & Textiles	Telecom Products
Gifts & Premiums

Trade Publications

We currently publish the following industry-specific trade magazines in various frequencies ranging from monthly to once a year:

Global & Sources Auto Parts Accessories	Global Sources India Products
Global Sources Computer Products	Global Sources Korea Products
Global Sources Electronic Components	Global Sources LED & Solar Products
Global Sources Electronics	Global Sources Machinery & Parts
Global Sources Fashion Accessories	Global Sources Medical & Health Products
Global Sources Garments & Textiles	Global Sources Mobile Electronics
Global Sources Gifts & Premiums	Global Sources Security Products
Global Sources Hardware & DIY	Global Sources Sports & Leisure
Global Sources Home Products	Global Sources Telecom Products

Trade Shows

Trade Shows & Exhibitions currently scheduled for 2015. Note: CSF represents China Sourcing Fair; ISF represents India Sourcing Fair; and KSF represents Korea Sourcing Fair, each indicating the country of origin of most of the exhibitors.

Location	Hong Kong		Johannesburg
Show Dates	Apr 11-14, 18-21, 27-30	Oct 11-14, 18-21, 19-22 & 27-30	Nov 12-14
Electronics & Components	●	●
Mobile Electronics	●	●
CSF: Electronics			●
CSF: Security Products	●	●
CSF: Gifts & Premiums	●	●	●
CSF: Home Products	●	●	●
CSF: Fashion Accessories	●	●	●
CSF: Garments & Textiles	●	●	●
CSF: Underwear & Swimwear	●	●
CSF: Hardware & Building Materials			●
KSF: Electronics & Components	●	●
KSF: Mobile & Wireless	●	●
ISF: Garments & Accessories	●	●
KSF: Gifts & Premiums	●
Total (by show period)	12	11	6
Total (by location)	23		6
Total shows	29

Media for Electronics Engineers and Executives in Asia

Online Services

Website	Description
EE Times – Asia Online Network	●
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

Trade Shows

Trade Shows	Description
International IC China Conference & Exhibition (“IIC-China”)	●	China’s largest system design event showcasing new integrated circuit technologies and the latest application methodology.
●
IIC-China 2014 Fall Conference and Exhibition was held on September 2-5 in Shenzhen, China with conferences on the Internet of Things, Wearable Electronics, Bluetooth Technology, Smartphone & Tablet Design, Power and other popular technologies.

	●	Scheduled to be held September 2-5, 2015 in Shenzhen, China.

China International Optoelectronic Exposition (“CIOE”)	●
China's largest optoelectronics event established in 1999 and held annually in Shenzhen. Covers all optoelectronics segments including laser and infrared applications, precision optics, optical communications and LEDs.

	●	Scheduled to be held September 2-5, 2015 in Shenzhen, China.

Magazines

Magazine	Description
EE Times - Asia	●	Editions published monthly in simplified and traditional Chinese; provides engineering managers and design engineers in China and Taiwan with innovative design ideas and in-depth technology analysis.

EDN - Asia	●
Editions published monthly in simplified and traditional Chinese; provides engineers in China and Taiwan with in-depth technical content including technology articles, product news and special reports.

Electronics Supply & Manufacturing - China	●	Published monthly in simplified Chinese; provides corporate, engineering and procurement management in China with strategic business and technology information.

Media for Buyers and Executives in China

Trade Shows and Exhibitions

Trade Shows / Exhibitions	Description, Scheduled Date and Location
FashionSZshow (formerly known as China International Fashion Brand Fair - Shenzhen) Shenzhen International Machinery Manufacturing Industry Exhibition and its related shows (SIMM)
China and international fashion brand fair featuring men’s and women’s clothing and accessories.

Scheduled to be held July 9 - 11, 2015 in Shenzhen, China.

Includes mold manufacturing technology and products, cutting tools, industrial automation and robotics, and metal forming and metal cutting machine tools, 3D printing, and more.

Scheduled to be held March 30 – April 2, 2015 in Shenzhen, China

Website

Chief Executive China Online	●	The management portal for China executives in simplified Chinese, with management news, expert blogs and user discussion on leadership, strategy, marketing and human resource management.

Magazine

Global Sources Chief Executive China	●
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

Suppliers

During 2014, 18,197 suppliers paid us for marketing or advertising services compared to 24,048 during 2013. Approximately 87% of these suppliers were located in mainland China. No individual supplier customer represented more than 1% of our revenue during 2014 and one individual supplier customer represented more than 2% of our revenue during 2013.

Buyers

For our primary group of media, which connect export suppliers in Asia with buyers worldwide, we serve a community of more than 1,000,000 active members in more than 200 countries and territories.

We have developed our services primarily for retailers, distributors and manufacturers who import in volume for resale. Although we serve a wide range of small, medium and large-sized buyers, we put extra emphasis on serving senior executives with large import buying power. Also, we believe that a significant portion of our buyer community consists of owners, partners, presidents, vice presidents, general managers or directors of their respective companies.

Sales and Marketing

Our team member sales organization consists of approximately 1,900 independent representatives in approximately 60 cities worldwide, with more than 40 of these locations in Greater China. We have a staff of approximately 149 full-time employees that oversee and monitor the independent sales representative organizations that employ these representatives.

These organizations operate pursuant to service agreements with us that generally are terminable by either party on short notice. These representatives focus on developing and maintaining relationships with suppliers that are current customers and they seek to increase the number of new suppliers using our services. Substantially all of our contracts with suppliers are entered into directly between the supplier and us.  Revenue for trade shows is seasonal as it is recognized in the month in which each show is held. Currently, most of our largest trade shows are expected to be held in the second quarter and fourth quarter of each year. The net result of the above seasonality is that second and fourth quarter revenues are likely to be substantially higher than the first and third quarter revenues. The largest representative sales offices are located in Beijing, Guangzhou, Shanghai, Xi’an, Shenzhen, Hong Kong and Taipei. Our eight sales representative organizations in China accounted for approximately 71% of our total revenue in 2014.

Our marketing strategy leverages our database of more than 333,000 suppliers currently listed on GlobalSources.com. Sophisticated analyses of buyer and supplier profile data enable us to target our sales and marketing programs to new geographic areas and to specific product categories within industry sectors.

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

Strategic Relationships

eMedia Asia Limited (“eMedia”) is a subsidiary of which we own 60.1% and control, and CMP Media (now known as TechInsights), through UBM Asia B.V., a member of the United Business Media group, owns 39.9%. We entered into the joint venture in September 2000 to provide new technology content, media and online services for the Asian electronics market, focusing on new opportunities in the Greater China market.

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

The Shenzhen International Machinery Manufacturing Industry Exhibition and its related shows (the “SIMM Events”) currently consist of two groups of co-located trade shows: (a) the Shenzhen International Machining Automation Exhibition and the Shenzhen International Metal Forming Machine Tool & Mould Exhibition (collectively, the “Group A SIMM Events”); and (b) the Shenzhen International Metal Cutting Machine Tool Exhibition (the “Group B SIMM Events”). We entered into an agreement in April 2013 (and a subsequent supplementary agreement in September 2013) to acquire a 70% interest in the Group A SIMM Events and a 56% effective interest in the Group B SIMM Events, for a total consideration of approximately $16.3 million. We paid an initial deposit of $2.2 million in 2013 and the second instalment of $10.8 million in 2014. The balance cash consideration of $3.3 million is payable in several installments over the years 2015 to 2017 upon certain conditions being fulfilled. In addition, there is a potential obligation to pay not more than approximately $1.2 million for transaction cost.

Technology and Systems

We use a combination of commercial software and internally developed systems to operate our websites and services.

We have invested a total of $25.4 million for years 2014 and 2013 combined in information and technology costs.

As of December 31, 2014, we had 167 team members engaged in technology development, maintenance, software customization and data center operations.

As of December 31, 2014, our online marketplace services are run on the Oracle DBMS release 11g. The catalog application that supports Global Sources Online’s core functions uses a Java platform.

Our servers are hosted by AT&T iDC in Hong Kong. We maintain system back-ups and have a Singapore facility that can be used for disaster recovery purposes.

For the year ended December 31, 2014 our external network had 100% uptime availability.

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

Government Regulation

Our services are or may be subject to government regulations in various jurisdictions where we or our operations, business or activities are located or conducted, where our clients or users are located, or where our services are provided, supplied, transmitted, accessed, used or received. Some of these regulations are described below.

Internet Regulation

There are an increasing number of laws and regulations pertaining to the Internet. In addition, various legislative and regulatory proposals are frequently under consideration by federal, state and local and foreign governments and agencies. Laws or regulations have been or may be adopted with respect to the Internet relating to liability for information retrieved from or transmitted over the Internet, regulation of online content (or the provision of Internet content), the transmission of unsolicited commercial e-mails, user privacy, the use of “cookies”, online behavioral advertising practices, taxation and the quality of products and services. Moreover, it may take years to determine whether and how existing laws, such as those governing issues relating to intellectual property ownership and infringement, privacy, libel, copyright, trademark, trade secret, design rights, taxation, and the regulation of, or any unanticipated application or interpretation of, existing laws, may decrease the use of the Internet, which could in turn decrease the demand for our services, increase our cost of doing business or otherwise have a material adverse effect on our business, operating results,  financial condition and prospects.

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

In February 2014, we purchased office space on the 8th floor of No. 1 Sims Lane in Singapore, with a total gross floor area of approximately 22,496.50 square feet, together with 5 appurtenant rooftop accessory lots, for a total purchase consideration of approximately $13.1 million. We previously leased this office space and are currently continuing to occupy it for our operational use.

In addition, we generally lease our office space under cancellable and non-cancellable arrangements with terms of two to five years, generally with an option to renew upon expiry of the lease term. We leased in aggregate approximately 94,953 square feet of executive and administrative offices in mainland China, Hong Kong, the Philippines, Singapore, India and Taiwan during the year ended December 31, 2014. Our aggregate base rental and building management fee expenses for the year ended December 31, 2014 were approximately $1.2 million.

We lease part of our properties to third parties to generate rental income. During the year ended December 31, 2014, we recorded such rental income of $6.8 million.

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

Online and other media services consists of the following two primary revenue streams:

Online Services — Our primary service is creating and hosting marketing websites that present suppliers’ product and company information in a consistent and easily searchable manner on Global Sources Online. We also offer banner advertising and publish digital magazines.

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

Exhibitions – trade shows and seminars - Our China Sourcing Fairs offer international buyers direct access to manufacturers in China and elsewhere in Asia. The first China Sourcing Fair was held in 2003. Subsequently, we launched China Sourcing Fairs events in Hong Kong, Dubai, Mumbai (which were moved to New Delhi in 2013), India, Johannesburg, South Africa, Miami, USA and Sao Paulo, Brazil and have held many China Sourcing Fairs events since 2004. In August 2014, we launched China Sourcing Fairs events in Jakarta, Indonesia. We host domestic trade shows in China under our Global Sourcing Fairs brand. We also host our International IC China Conferences and Exhibitions in Shenzhen, China each year and host the China International Optoelectronic Expo as well as FashionSZshow (formerly known as China (Shenzhen) International Brand Clothing & Accessories Fair) in Shenzhen, China in the third quarter of each year. In March 2014, we held our new Shenzhen International Machinery Manufacturing Industry Exhibition and its related shows (“SIMM machinery shows”) in Shenzhen, China. We did not host China Sourcing Fairs events in Dubai or New Delhi, India in 2014.

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

(b)    Goodwill and Intangible assets

Upon acquisition, the purchase consideration is allocated between the net tangible and intangible assets other than goodwill on a fair value basis with any excess purchase consideration representing goodwill (refer to note 28 to our consolidated financial statements included under Item 8 of this document). The valuation of the acquired intangible assets represents the estimated economic value in use, using the discounted cash flow method. Acquired intangible assets are capitalized and amortized systematically over their estimated useful lives (refer to note 2.7 to our consolidated financial statements included under Item 8 of this document), subject to impairment review.

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

At December 31, 2014 and 2013, we had goodwill balances of $11.5 million and $2.5 million, respectively. This goodwill relates the business acquisitions we did in 2009 and 2014.

Goodwill is allocated to cash-generating units (“CGUs”) for the purpose of impairment testing. The allocation is made to those CGUs or groups of CGUs that are expected to benefit from the business combination in which the goodwill arose, identified according to operating segment.

Goodwill is allocated to our CGUs identified according to operating segments. An operating segment-level summary of the goodwill allocation as of December 31, 2014 and 2013 was as follows:

	December 31, 2014	December 31, 2013

Exhibitions, Topranch Limited	$9.0	$-
Exhibitions, eMedia South China Limited	2.5	2.5
	$11.5	$2.5

The trademarks intangible assets relating to the acquired businesses as at December 31, 2014 and 2013 were as follows:

	December 31, 2014	December 31, 2013

Exhibitions, Topranch Limited	$12.6	$-
Exhibitions, Haoji Group Limited	8.9	13.6
Exhibitions, eMedia South China Limited	3.5	3.9
Online and other media services business, EDN	0.6	0.7
	$25.6	$18.2

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

We performed an impairment review of goodwill balances at December 31, 2014. The recoverable amounts of CGUs were determined based on value-in-use calculations. For these calculations we used cash flow projections covering five-year period. Cash flows beyond the five-year period are extrapolated using the estimated growth rates. The growth rate did not exceed the long-term average growth rate for the business in which the CGU operates.

Exhibitions, Topranch Limited:

For testing the goodwill for impairment at year end, we used the following key assumptions for value-in-use calculations:

•	Revenue growth rate of average 5%

•	Pre-tax discount rate of 21% applied to the pre-tax cash flow projections

•	Growth rate beyond five years of 1.5%

We determined revenue growth rate based on past performance and its expectations of market developments. The discount rates used reflect specific risks relating to the relevant operating segment. Based on our testing, there was no impairment to goodwill for Topranch Limited as at December 31, 2014.

We have also performed a sensitivity analysis for the above exhibition business based on changes in key assumptions considered to be reasonably possible. There will be no impact to our results after tax if the pre-tax discount rate and the revenue growth applied to the discounted cash flows for this exhibition business at December 31, 2014 are raised by 1% and decreased by 1%, respectively, with all other variables including tax rate being held constant. In addition, there were no indicators of impairment for the trademark assets relating to Topranch Limited as at December 31, 2014. We have also assessed the useful lives of the trademarks and determined that no change in the useful lives was required.

Exhibitions, eMedia South China Limited:

For testing the goodwill for impairment at year end, we used the following key assumptions for value-in-use calculations:

•	Revenue growth rate of average 1%

•	Pre-tax discount rate of 22% applied to the pre-tax cash flow projections

•	Growth rate beyond five years of 1.5%

We determined revenue growth rate based on past performance and its expectations of market developments. The discount rates used reflect specific risks relating to the relevant operating segment. Based on our testing, there was no impairment to goodwill for eMedia South China Limited as at December 31, 2014.

We have also performed a sensitivity analysis for the above exhibition business based on changes in key assumptions considered to be reasonably possible. There will be no impact to our results after tax if the pre-tax discount rate and the revenue growth applied to the discounted cash flows for this exhibition business at December 31, 2014 are raised by 1% and decreased by 1%, respectively, with all other variables including tax rate being held constant. In addition, there were no indicators of impairment for the trademark assets relating to eMedia South China Limited as at December 31, 2014. We have also assessed the useful life of the trademark and determined that no change in the useful life was required.

Exhibitions, Haoji Group Limited:

Due to a continuing decline in the economic climate in China, especially in the high fashion industry sector and other factors, we noted a decline in booth sales for the 2014 event. Accordingly, we performed an impairment review as at June 30, 2014. This review revealed a slow sales trend and a shortfall in the future cash flows to support the recoverability of the carrying value of the Haoji Group exhibition business.  Based on our review we recorded an impairment of $2.2 million to trademarks in the consolidated income statement for the year ended December 31, 2014. For testing the trademarks for impairment as at December 31, 2014, we used the following key assumptions for value-in-use calculations:

•	Revenue growth rate of average 12%

•	Pre-tax discount rate of 21% applied to the pre-tax cash flow projections

•	Growth rate beyond five years of 1.5%

We determined revenue growth rate based on past performance and its expectations of market developments. The discount rates used reflect specific risks relating to the relevant operating segment. The cash flow projections we used were based on the detailed financial and operating plans of the business. Based on our testing, there was no impairment to the trademark for Haoji Group Limited as at December 31, 2014.  The goodwill relating to Haoji Group Limited as at December 31, 2014 was nil as it was fully impaired as at December 31, 2013.

There will be no impact to our results after tax if the pre-tax discount rate and the revenue growth applied to the discounted cash flows for this exhibition business at December 31, 2014 are raised by 1% and decreased by 1%, respectively, with all other variables including tax rate being held constant. We have also assessed the useful lives of the trademarks and determined that no change in the useful lives was required.

Online and other media services business, EDN:

During the years ended December 31, 2012 and 2011, the Group recorded impairment of $1.4 million and $0.7 million to goodwill due to more than anticipated softening of the print advertising business. The balance of goodwill relating to EDN business was $nil as at December 31, 2012. There were no impairment indicators for our EDN business as at December 31, 2014.

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

Another significant factor is our dependence on revenue from the mainland China market. Adverse political, legal or economic changes in mainland China or increased competition in the China market may harm our business and cause our revenues to decline or the overall level of global demand for mainland China’s and Asia’s exports may not be sustainable in the future which may also cause the fair value of our reporting units to be significantly different in future periods.

We perform annual impairment tests at each year-end. In between annual tests, we monitor our estimates and assumptions regarding estimated future cash flows and will update our impairment analyses if a triggering event occurs. While we believe our assumptions are reasonable, actual results may differ from our projections. To the extent projected results or cash flows are revised downward, the CGU may be required to impair all or a portion of its goodwill or trademark, which would adversely impact our earnings.

Results of Operations

The following table sets forth our results of operations as a percentage of total revenue:

	Year ended December 31,
	2014	2013	2012
Revenue
Online and other media services	47%	53%	59%
Exhibitions	49	43	38
Miscellaneous	4	4	3
	100	100	100
Operating Expenses:
Sales	31	31	35
Event production	13	12	11
Community and content	14	14	14
General and administrative	26	26	19
Information and technology	6	7	6
Total Operating Expenses	90%	90%	85%
Profit on sale of property	-	8	-
Profit from Operations	10%	18%	15%
Net profit attributable to the Company’s shareholders	9%	17%	14%
Diluted net profit per share attributable to the Company’s shareholders	$0.55	$0.91	$0.90
Shares used in diluted net profit per share calculations	33,482,371	36,068,326	35,385,218

The following table represents our revenue by geographical areas as a percentage of total revenue:

	Year ended December 31,
	2014	2013	2012

China	84%	82%	79%
Rest of Asia	14	15	18
USA	2	3	3
Europe	0	0	0
Other	0	0	0
	100%	100%	100%

Fiscal Year 2014 Compared to Fiscal Year 2013

Revenue

Total revenue grew marginally to $198.2 million during the year ended December 31, 2014 from $197.5 million during the year ended December 31, 2013 resulting mainly from a 13% growth in our Exhibitions revenue from our launch of the Mobile Electronics event in the fourth quarter of 2014 and our new SIMM machinery shows that we held in March 2014, off-set by an 11% decline in our Online and Other Media Services revenue. Our Online and Other Media Services revenue declined by 11% to $93.2 million for the year ended December 31, 2014, as compared with $104.6 million for the year ended December 31, 2013, primarily due to an 11% decline in our China market. The decline in our Online and Other Media Services revenue resulted from a 10% decline in our revenue from hosting online websites for our customers and a 14% decline in our print advertising services revenue. A continued weak growth in the China export market resulting from the global economic downturn coupled with various types of products and services launched by our competitors contributed to a reduced revenue yield from our customers, which impacted our online services revenue negatively and in addition, magazine advertising continues to be under pressure from the global shift by advertisers to alternative forms of advertising. China represented 79% of Online and Other Media Services revenue for the year ended December 31, 2014 and for the year ended December 31, 2013. Our Exhibitions revenue grew by 13% from $85.6 million for the year ended December 31, 2013 to $97.0 million for the year ended December 31, 2014, mainly due to a growth in our China Sourcing Fairs events in Hong Kong in the fourth quarter of 2014 as we launched our Mobile Electronics event in the fourth quarter of 2014, our new SIMM machinery shows that we held in March 2014 and growth in revenue from our China Sourcing Fairs events in Hong Kong in the second quarter of 2014 and the new China Sourcing Fairs events in Jakarta, Indonesia that we launched in the third quarter of 2014, off-set partially by the cancellation of our China Sourcing Fairs events in Dubai in 2014, which we last held in the second quarter of 2013, cancellation of our China Sourcing Fairs events in New Delhi, India in 2014, which we last held in the fourth quarter of 2013 and a decline in booth sales in our China Sourcing Fairs events in Sao Paulo, Brazil. We reached an agreement with China tax authorities for VAT exemption for our exhibition events held outside of China and received a VAT refund of $1.3 million in the third quarter of 2014.

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

Sales costs declined by 2% from $62.0 million during the year ended December 31, 2013 to $60.8 million during the year ended December 31, 2014.  The decline in sales costs was mainly due to the decline in sales commissions relating to our online and other media services business due to a 11% decline in revenue off-set partially by an increase in marketing fees in the earlier quarters of 2014 for the sales promotion activities carried out. As our new SIMM machinery shows held in the first quarter of 2014 are China domestic tradeshows, their sales costs are lower compared to the sales costs relating to our online and other media services business and our exhibitions held outside China.

Event Production

Event production costs consist of the costs incurred for hosting the exhibition or trade show and seminar events. The event production costs include venue rental charges, booth construction costs, travel costs incurred for the event hosting and other event organizing costs. The event production costs are deferred and recognized as an expense when the related event occurs.

Event production costs increased from $24.4 million for the year ended December 31, 2013 to $25.1 million for the year ended December 31, 2014. The increase was mainly due to an increase in event production costs for our new SIMM machinery shows that we held in March 2014 and for our new China Sourcing Fairs events in Jakarta, Indonesia that we held in the third quarter of 2014 and the new China Sourcing Fairs Mobile Electronics event in Hong Kong that we launched in the fourth quarter of 2014. The increase in event production costs was off-set partially by a decline in such costs due to the cancellation of our China Sourcing Fairs events in Dubai and New Delhi, India in 2014, which we held in the second and fourth quarters, respectively, of 2013 and a decline in event organizing costs for our China Sourcing Fairs events in Sao Paolo, Brazil due to a decline in the number of booths sold.

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

Community and content costs decreased by 2% from $27.5 million during the year ended December 31, 2013 to $26.8 million during the year ended December 31, 2014 due mainly to a 19% decline in bulk circulation costs, printing charges, paper consumption and a 14% reduction in our content management services costs off-set partially by an increase in buyer promotions costs for our exhibition events.

General and Administrative

General and administrative costs consist mainly of corporate staff compensation, marketing costs, office rental, depreciation, communications and travel costs, foreign exchange gains/losses arising from the revaluation of monetary assets and monetary liabilities, amortization of software and intangible assets as well as the impairment charge of intangible assets that may arise.

We have issued share awards under equity compensation plans (“ECP”), the Global Sources Retention Share Grant Plan and the Global Sources Retention Share Grant Plan II (amended effective as of May 1, 2012) to former employees, consultants and employees of third party service providers when they resign or retire from their respective employment or consultancy service. Under these plans, the share grants vest over a five-year period on a graded vesting basis, with 20% of shares vesting each year. The grantee is subject to the non-competition terms stipulated in the plan. There is no vesting condition other than the non-competition terms. Under the above plans, if the grantee fails to comply with the non-competition terms, his or her unvested shares may be forfeited. We recognize the intangible asset relating to the non-competition provisions of these awards at the fair value of the respective award. The intangible assets are amortized over the non-competition period on a straight line basis. The amortization expense relating to these intangible assets is included in the general and administrative costs.

In December 2009, our subsidiary, eMedia Asia Limited, acquired a 70% interest in the China International Optoelectronic Expo exhibition business. We recorded the acquired intangible assets at fair value of $5.8 million and goodwill of $2.5 million in connection with this acquisition. The amortization expense relating to these acquired intangible assets is included in the general and administrative costs.

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

On October 1, 2013, in view of the downward trend in the fashion industry sector in China, management reviewed the useful lives of the trademark intangible assets of the FashionSZshow business and revised the useful lives of the trademark intangible assets to seven years from the original seventeen years. The effect of this change in the accounting estimate was recognized prospectively from October 1, 2013.

Due to continuing decline in the economic climate in China especially in the high fashion industry sector and other factors, management noted a decline in booth sales for the 2014 event compared to the earlier projections. Accordingly, management performed an impairment review of the FashionSZshow business in the second quarter of 2014 which revealed a shortfall in the future cash flows to support the recoverability of the carrying value of the FashionSZshow business. These calculations use cash flow projections by management covering a five-year period. Cash flows beyond the five-year period are computed using estimated growth rates. Based on the review, management determined that there was an impairment to the intangible assets and recorded a further impairment charge of $2.2 million on trademark intangible assets in the general and administrative costs in the second quarter of 2014. The net book values of the intangible assets and goodwill relating to the FashionSZshow business as at December 31, 2014 were $8.9 million and $nil respectively.

We entered into an agreement in April 2013 to acquire a majority interest in the SIMM machinery shows business and the transaction was completed on January 1, 2014. The results of the SIMM machinery shows business have been consolidated into our financial statements with effect from January 1, 2014. The amortization expense relating to the acquired intangible assets is included in the general and administrative costs. This transaction is discussed in detail under liquidity and capital resources section of this Item 5.

General and administrative costs increased by 5% from $50.3 million during the year ended December 31, 2013 to $52.6 million during the year ended December 31, 2014, due mainly to an increase in amortization of intangible assets relating to our acquired FashionSZshow business and SIMM machinery shows business, and foreign exchange losses recorded by us on the revaluation of the foreign currency denominated monetary assets and liabilities into our reporting currency, the U.S. Dollar, due to the devaluation of the Renminbi in 2014 and administrative costs relating to the SIMM machinery shows business, off-set partially by a reduction in impairment charge on goodwill and intangible assets relating to our FashionSZshow.

Information and Technology

Information and technology costs consist mainly of payroll, office rental and depreciation costs and fees paid to third parties relating to our information and technology support services and the updating and maintenance of Global Sources Online.

Information and technology costs remained at $12.7 million for the year ended December 31, 2014, the same as for the year ended 31 December 2013, due mainly to an increase in payroll costs off-set by reductions in depreciation costs.

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

The total non-cash compensation expenses resulting from the ECPs and The Global Sources Directors Share Grant Award Plan recorded by us and included under the respective categories of expenses during the year ended December 31, 2014 and the year ended December 31, 2013 were $1.9 million and $2.2 million, respectively.

The corresponding amounts for the non-cash compensation expenses were credited to shareholders’ equity.

Profit from Operations

The total profit from operations during the year ended December 31, 2014 was $20.2 million as compared to $36.1 million during the year ended December 31, 2013. The decline in total profit from operations resulted mainly as there was no profit on sale of property during the year ended December 31, 2014 and due to increases in event production costs and general and administrative costs, off-set partially by declines in sales costs and community and content costs.

Profit from operations for online and other media services declined from $20.2 million during the year ended December 31, 2013 to $16.1 million during the year ended December 31, 2014, a decline of 21%. The decline resulted mainly from a decline in online and other media services revenue partly off-set by reductions in sales costs, community and content costs, general and administrative costs and information and technology costs. Profit from operations for exhibition services grew to a profit of $0.5 million during the year ended December 31, 2014 from a loss of $2.4 million during the year ended December 31, 2013, mainly due to growth in our exhibitions revenue and a reduction in the impairment loss in goodwill and intangible assets relating to one of our acquired exhibition businesses off-set partially by increases in sales costs, event production costs, community and content costs and general and administrative costs. Profit from operations for all other segments improved from $2.9 million during the year ended December 30, 2013 to $3.6 million during the year ended December 31, 2014 as a result of an increase in revenue in those segments.

Interest Income and gain on sale of available-for sale securities

We recorded interest income of $1.3 million arising mainly from U.S. Treasury securities and term deposits placed with banks during the year ended December 31, 2014 compared to an interest income of $1.5 million during the year ended December 31, 2013. The decline in interest income was mainly due to the reduction in our term deposits placed with banks in 2014 as we paid $50.0 million for our tender offer and $10.8 million for the second installment of the purchase consideration for the SIMM machinery shows business acquisition during the second quarter of 2014, off-set partially by the higher yield on the term deposits with the banks for the year ended December 31, 2014. We also recorded a $0.01 million gain on sale of available-for-sale securities for the year ended December 31, 2014 compared to $0.06 million during the year ended December 31, 2013.

Interest expenses

Interest expense represents the unwinding of the discount on the contingent consideration payable for the acquisition of the SIMM machinery shows business.

Income Taxes

Certain subsidiaries of the group operate in the Cayman Islands and other jurisdictions where there are no taxes imposed on companies. Some of our subsidiaries operate in Hong Kong SAR, Singapore, China and certain other jurisdictions and are subject to income taxes in their respective jurisdictions.

We reported a tax provision of $2.5 million for the year ended December 31, 2014 and of $4.8 million for the year ended December 31, 2013. The decline is mainly due to the $2.3 million tax expenses relating to the sale of property in Shenzhen, China recorded in the first half of 2013 and recognition of deferred tax assets and realization of deferred tax liabilities relating to our subsidiaries, off-set partially by tax provision on the profits for the SIMM machinery shows business recorded during the first half of 2014.

Net Profit Attributable to the Company

Net profit attributable to the Company declined from $32.7 million during the year ended December 31, 2013 to $18.3 million during the year ended December 31, 2014. The decline in net profit attributable to the Company resulted mainly from a reduction in profit on sale of property and increases in event production costs and general and administrative costs off-set partially by declines in sales costs, community and content costs and income tax expense.

Diluted Net Profit per Share

The diluted net profit per share attributable to the Company’s shareholders declined from $0.91 for the year ended December 31, 2013 to $0.55 for the year ended December 31, 2014. The number of shares used for the computation of net profit per share declined from 36.1 million to 33.5 million resulting from the share repurchase discussed in the liquidity and capital section of this Item 5.

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

Community and content costs decreased by 16% from $32.7 million during the year ended December 31, 2012 to $27.5 million during the year ended December 31, 2013 due mainly to a 38% decline in bulk circulation costs, printing charges, paper consumption and declines in promotions for our publications business, promotion costs for our trade show business and our participation in third party trade shows.  We also reduced our content management services costs by 11%.

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

Profit from operations for online and other media services declined from $24.9 million during the year ended December 31, 2012 to $20.2 million during the year ended December 31, 2013, a decline of 19%. The decline resulted mainly from a decline in online and other media services revenue partly off-set by reductions in sales costs, community and content costs, general and administration costs and information and technology costs. Profit from operations for exhibition services declined from $7.3 million during the year ended December 31, 2012 to a loss of $2.4 million during the year ended December 31, 2013, mainly due to the impairment loss in goodwill and intangible assets relating to one of our acquired exhibition businesses that we recorded in 2013 and increases in general and administration costs, off-set partially by an increase in exhibitions revenue and declines in event production costs and community and content costs. Profit from operations for all other segments marginally improved from $2.8 million during the year ended December 30, 2012 to $2.9 million during the year ended December 31, 2013 as a result of an increase in revenue in those segments.

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

Liquidity and Capital Resources

We financed our activities for the year ended December 31, 2014 using cash generated from our operations and we had no bank debt as at December 31, 2014.

Net cash generated from operating activities was $32.3 million for the year ended December 31, 2014, compared to $31.1 million for the year ended December 31, 2013. The primary source of cash from operating activities was collections from our customers received through our independent sales representative organizations. The majority of our customers in mainland China pay us in advance for our Online and Other Media Services business. The majority of our Exhibitions business collections are advance payments. The advance payments from customers in mainland China for our Online and Other Media Services business were impacted by the continued weak growth in China export market resulting from the global economic downturn coupled with market competition. The 11% decline in our Online and Other Media Services revenue in 2014 compared to 2013 was a reflection of the reduction in advance payments from customers for our Online and Other Media Services business. However our Exhibitions business grew by 13% in 2014 compared to 2013 which stabilized the decline in our advance payments resulting in $88.8 million advance payments from our customers as at December 31, 2014 compared to $90.4 million as at December 31, 2013.

Receivables from sales representative organizations declined from $10.6 million as of December 31, 2013 to $7.9 million as of December 31, 2014 resulting from expeditious transfer of collections by the sales representatives to our bank accounts.  The receivables from sales representative organizations represent cash receipts from our customers, net of commissions and fees payable, and which are collected by the independent sales representatives on our behalf. These cash receipts are banked into designated bank accounts owned by the independent sales representatives in China. For credit risk management purposes, our employees are the only authorized signatories for the withdrawal of cash from these bank accounts. We have long standing relationships with a majority of these independent sales representatives, for whom there is no recent history of default in transferring the funds to us. In the long term, if our China business and our Exhibition business grow as the economic climate improves, the receivables from sales representative organizations may increase.

We continuously monitor collections from our customers and maintain an adequate provision for impairment of receivables. While credit losses have historically been within our expectations and the allowances established, if bad debts significantly exceed our provisions, additional provisions may be required in future.

We did not recognize deferred income tax assets of $9.6 million in respect of losses as at December 31, 2014 that can be carried forward against future taxable income as the losses arose from dormant and/or loss-making subsidiaries whereby the realization of the related tax benefit through future taxable profits is not probable.

Net cash used in investing activities was $28.0 million during the year ended December 31, 2014, resulting mainly from a $9.0 million payment for the acquisition of a controlling interest in a subsidiary, a $13.8 payment for the purchase of property, $4.4 million for the purchase of computers, software, a motor vehicle, office equipment and leasehold improvements, $6.0 million term deposits placed with banks, a $2.6 million purchase of available-for-sale financial assets and $0.5 million for acquisition of intangible assets off-set partially by $1.9 million proceeds from matured term deposits with banks, $5.2 million of proceeds from the sale of available-for-sale financial assets and $1.2 million interest received. Net cash generated from investing activities was $3.3 million during the year ended December 31, 2013, resulting mainly from $27.9 million proceeds from the sale of property and equipment and investment property, $5.8 million proceeds from matured term deposits with banks, $1.3 million of proceeds from the sale of available-for-sale financial assets and $1.5 million interest received, off-set partially by $24.6 million purchase of property and $2.4 million for the purchase of computers, software, office equipment and leasehold improvements, a $4.4 million balance payment for the acquisition of a controlling interest in a subsidiary and $1.8 million term deposits placed with banks..

Capital expenditures during the three months period ended March 31, 2015 amounted to $0.4 million and were incurred mainly for the purchase of computers, purchased software and software development. Our capital expenditures were financed using cash generated from our operations.

In 2004, 2007 and 2008 we purchased office space of 9,000 square meters, 1,939.38 square meters and 6,364.50 square meters, respectively, in commercial buildings in Shenzhen China. In 2008 we also purchased office space of 22,874 square feet together with six car parking spaces in a commercial building in Hong Kong SAR. In the third quarter of 2011, we purchased office space of approximately 6,668 square meters in a commercial building in Shanghai, China to support our continued business expansion in China. In order to reduce our exposure to potential rental cost increases, in March 2013 we purchased office space of 36,822 square feet in a commercial building in Hong Kong SAR, which we were leasing for operational use. The payments for these acquisitions were funded from our internal cash resources. These buildings are situated on leasehold lands with lease periods ranging between 50 and 75 years. We record the depreciation on these assets on a straight-line basis over the remaining lease term or 50 years, whichever is shorter.

On March 28, 2013, we sold office space on the 26th floor of Southmark building in Hong Kong SAR, which was recorded under property and equipment, comprising a total area of 9,431 square feet, and three car parking spaces, for a total cash consideration of approximately $9.0 million.

In May 2013, we completed the sale of 1,939.38 square meters of office space on the 46th floor of a building in Shenzhen, China known as Excellence Times Square, for a total cash consideration of approximately $19.6 million.

In order to reduce our exposure to potential rental cost increases, and to secure  office space for our continued and uninterrupted operational use, on February 10, 2014 we completed the purchase of commercial property on the eighth floor of No. 1 Sims Lane, Singapore, situated on freehold land, with a total gross floor area of approximately 22,496.50 square feet, together with appurtenant roof top accessory lots above the eighth floor which we were leasing for operational use and paid a total consideration of approximately $13.1 million. The total cost of the purchase including the transaction costs of $13.8 million was recorded under property and equipment. We record the depreciation on the building portion of this asset on a straight-line basis over 50 years.

Based on the Company’s intention, the portion of our properties that is designated to generate rental income in the short to medium term has been classified as Investment Properties. The net book value of the portion of these properties classified as Investment Properties as at December 31, 2014 and as at December 31, 2013 was $85.5 million and $89.6 million, respectively. The total net book value of these office properties including the portion classified as Investment Properties and the portion classified under Property and Equipment as at December 31, 2014 and as at December 31, 2013 was $142.2 million and $134.5 million, respectively. The total market value of the office properties held as at December 31, 2014 and as at December 31, 2013 was $242.5 million and $229.4 million, respectively, based on independent valuation reports prepared by Savills Valuation and Professional Services Limited, Hong Kong for properties situated in Hong Kong SAR and China and by Savills Valuation and Professional Services (S) Pte Ltd, Singapore for the property situated in Singapore. We did not record the market valuation gains as we record our Property and Equipment and Investment Properties at cost less the accumulated depreciation.

We invest our excess cash in term deposits with commercial banks, U.S. Treasury securities and available-for-sale securities to generate income from interest received as well as capital gains, while the funds are held to support our business.

Generally, we hold securities with specified maturity dates such as Treasury Bills until their maturity. We invest excess cash on hand in U.S. Treasury Bills, in term deposits with major banks and available-for-sale securities to generate interest income. The market values of our U.S. Treasury Bills, term deposits with banks and other available-for-sale securities as at December 31, 2014 were nil, $61.3 million and $4.0 million, respectively compared to the market values of our U.S. Treasury Bills, term deposits with banks and other available-for-sale securities as at December 31, 2013 of $13.2 million, $98.1 million and $6.4 million, respectively. We do not engage in buying and selling of securities with the objective of generating profits on short-term differences in price or for other speculative purposes. Our objective is to invest to support our capital preservation strategy.

We hold a Documentary Credit facility with the Hongkong and Shanghai Banking Corporation Limited, for providing documentary credits to our suppliers. This facility has a maximum limit of approximately $0.6 million. As at December 31, 2014, the unutilized amount under this facility was approximately $0.5 million. Hongkong and Shanghai Banking Corporation Limited has also provided a guarantee on our behalf to our suppliers. As at December 31, 2014, such guarantee amounted to $0.003 million.

In 2012 and again in 2014 we entered into venue license agreements for future exhibition events from 2015 to 2018 for a total amount of $46.2 million. The above agreements are cancelable under force majeure or other specified conditions, or upon notice and payment of cancellation charges to the other party. The amounts paid will be expensed when the related events are held. As at December 31, 2014, we have paid approximately $5.4 million in the aggregate under these agreements. The lease term of the venue license agreements entered into in 2007 and 2010 with gross value of $64,386 as at December 31, 2013 has ended in 2014.

Net cash used in financing activities was $51.3 million during the year ended December 31, 2014, resulting from a $50.0 million payment for the repurchase of our shares through a self tender offer and a $1.5 million payment of dividends to non-controlling shareholders by subsidiaries off-set partially by a $0.2 million additional investment in a subsidiary by non-controlling shareholder. Net cash used in financing activities was $2.0 million during the year ended December 31, 2013, resulting from a $2.0 million payment of dividends to non-controlling shareholders by subsidiaries.

On February 4, 2008, our Board of Directors authorized a program to buy back up to $50.0 million of common shares. We may, from time to time, as business conditions warrant, purchase shares in the open market or through private transactions. The buyback program does not obligate us to buy back any specific number of shares and may be suspended or terminated at any time at management’s discretion. The timing and amount of any buyback of shares will be determined by management based on its evaluation of market conditions and other factors. As of December 31, 2014, we have not bought back any of our shares under this program.

In March 2012, we acquired an 80% interest in Haoji Group Limited which, through a subsidiary incorporated in Hong Kong, owns 100% of Huanyu Shishang Exhibition (Shenzhen) Co., Ltd, a company incorporated in China, that organizes and hosts the FashionSZshow (formerly known as China (Shenzhen) International Brand Clothing & Accessories Fair), one of the largest fashion shows in Asia,for a total consideration of up to approximately $17.0 million.  During the second quarter of 2013, management performed an impairment review  and recorded a $2.5 million goodwill impairment charge in the general and administrative costs in the second quarter of 2013. Management performed an annual impairment review as at December 31, 2013 which revealed a slower sales trend and further shortfall in the future cash flows to support the recoverability of the carrying value of the FashionSZshow business. Based on the review, we recorded a $2.5 million goodwill impairment charge and a $3.5 million trademark intangible assets impairment charge in the general and administrative costs in the fourth quarter of 2013. In addition, on October 1, 2013, management reviewed the useful lives of the trademark intangible assets of the FashionSZshow business taking into account the downward trend in the fashion industry sector in China and revised the useful lives of the trademark intangible assets to seven years from the original seventeen years. The effect of this change in the accounting estimate was recognized prospectively from October 1, 2013.  Due to continuing decline in the economic climate in China especially in the high fashion industry sector and other factors, management noted a decline in booth sales for the 2014 FashionSZshow event compared to the earlier projections. Accordingly, management performed an impairment review in the second quarter of 2014 which revealed a shortfall in the future cash flows to support the recoverability of the carrying value of the FashionSZshow business. Based on the review, management determined that there was impairment to the intangible assets and recorded a further impairment charge of $2.2 million on trademark intangible assets in the general and administrative costs in the second quarter of 2014. The net book values of the intangible assets and goodwill relating to the FashionSZshow business as at December 31, 2014 were $8.9 million and $nil, respectively.

In April 2013, we entered into an agreement to acquire a 100% interest in Topranch Limited (a company incorporated in the British Virgin Islands), subject to closing conditions. The completion date of the transaction was January 1, 2014. Topranch Limited through its subsidiaries hosts the Shenzhen International Machinery Manufacturing Industry Exhibition and its related shows (“SIMM machinery shows”) which currently consist of two groups of co-located trade shows: (a) the Shenzhen International Machining Automation Exhibition and the Shenzhen International Metal Forming Machine Tool & Mould Exhibition (collectively, the “Group A SIMM Events”); and (b) the Shenzhen International Metal Cutting Machine Tool Exhibition (the “Group B SIMM Events”). Topranch Limited through its subsidiaries owns a 70% interest in the Group A SIMM Events and a 56% interest in the Group B SIMM Events. These events are held annually in Shenzhen, China. Our ownership interest in these events will further assist us to establish a strong presence in a fast-growing market in mainland China and will enable us to take advantage of market opportunities.

The total consideration for this acquisition was approximately $16.3 million. We paid an initial deposit of $2.2 million in the third quarter of 2013 and paid the second instalment of $10.8 million in April 2014. The balance of cash consideration of $3.3 million is payable in several instalments over next three years upon certain conditions being fulfilled. We expensed $0.2 million in legal and other costs relating to this acquisition in 2013. In addition, there is a potential obligation to pay not more than approximately $1.2 million for transaction cost, which will be expensed upon payment. As the completion date of the transaction was January 1, 2014, the results of the acquired entities have been consolidated into our financial statements in the first quarter 2014. The contingent consideration is measured at fair value on the date of acquisition and held as a financial liability on the balance sheet. We recorded this acquisition as a business combination. The purchase price allocation was completed in the fourth quarter of 2014 and we recorded the acquired intangible assets of $16.5 million and the related deferred tax liabilities of $4.1 million and goodwill of $9.0 million in connection with this acquisition. A majority of the intangible assets have useful lives of 10 years. The amortization expense relating to these acquired intangible assets of $ 0.3 million and $3.9 million was included in the general and administrative costs in the consolidated income statement for the three months and the year ended December 31, 2014. Correspondingly, we recorded $0.1 million and $1.0 million credit to income tax expense in relation to the deferred tax liabilities arising from these intangible assets in the consolidated income statement for the three months and the year ended December 31, 2014. We recorded a non-controlling interest of $4.7 million for this acquisition based on the proportionate share of the identifiable net assets of the acquiree.

On March 11, 2014, our Board of Directors authorized the repurchase of up to 5,000,000 of our issued and outstanding common shares, representing approximately 14.4% of the total number of our common shares issued and outstanding as at February 28, 2014, by tender offer at a purchase price of $10.00 per share.  The total purchase consideration for this tender offer was $50.0 million. The offer commenced on April 30, 2014. As per the final count, the number of shares properly tendered and not properly withdrawn was greater than the number of shares that the Company offered to purchase. Therefore, it was necessary to apply the odd lot priority and prorating provisions described in our offer to purchase. As per terms of the tender offer the shares were purchased, first, from all holders of “odd lots” of fewer than 100 shares who properly tendered all of their shares and did not properly withdraw them before the expiration date; and second, from all other shareholders who properly tendered shares, on a pro-rata basis. The Company accepted approximately 15.17% of the shares properly tendered and not properly withdrawn by each shareholder, in addition to the tendered shares with odd lot priority. The Company issued payment of $10.00 per share for all the shares purchased. The repurchase was completed by June 6, 2014 and we paid $50.0 million in purchase consideration to the tendering shareholders. We funded this share repurchase from our cash balance on hand. We are holding the repurchased shares as treasury shares.

The following table summarizes our contractual obligations as of December 31, 2014:

	Payments due by period (in U.S. Dollars Thousands)
		Less than	1 - 3	3 - 5	More than
	Total	1 year	years	years	5 years
Contractual Obligations
Operating leases	$648	$348	$300	-	-
Purchase obligations (including venue license/rental obligations)	$43,644	$13,181	$23,562	6,901	-
Deferred income and customer prepayments - long term	$3,971	-	$3,971	-	-
Total	$48,263	$13,529	$27,833	$6,901	$-

Provision for taxes have not been included in the above table because the periods of cash settlement with the respective tax authority cannot be reasonably estimated.

Deferred income and customer prepayments – long term have been included as the Company can be obliged to refund certain customer prepayments under certain circumstances.

We anticipate that our cash and securities on hand and expected positive cash-flows from our operations will be adequate to satisfy our working capital needs, capital expenditure requirements and cash commitments for the next 12 months. However, looking to the long term, we may raise additional share capital, sell debt securities, or obtain credit facilities as and when required to further enhance our liquidity position, and an issue of additional shares could result in dilution to our then existing shareholders.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have a material effect or are reasonably likely to have a material future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Recent Accounting Pronouncements

New standards, amendments and interpretations issued that are effective for the financial year beginning on or after January 1, 2015:

IFRS 9, ‘Financial instruments’, addresses the classification, measurement and recognition of financial assets and financial liabilities. The complete version of IFRS 9 was issued in July 2014. It replaces the guidance in IAS 39 that relates to the classification and measurement of financial instruments. IFRS 9 retains but simplifies the mixed measurement model and establishes three primary measurement categories for financial assets: amortised cost, fair value through Other Comprehensive Income (“OCI”) and fair value through P&L. The basis of classification depends on the entity’s business model and the contractual cash flow characteristics of the financial asset. Investments in equity instruments are required to be measured at fair value through profit or loss with the irrevocable option at inception to present changes in fair value in OCI not recycling. There is now a new expected credit losses model that replaces the incurred loss impairment model used in IAS 39. For financial liabilities there were no changes to classification and measurement except for the recognition of changes in own credit risk in other comprehensive income, for liabilities designated at fair value through profit or loss. IFRS 9 relaxes the requirements for hedge effectiveness by replacing the bright line hedge effectiveness tests. It requires an economic relationship between the hedged item and hedging instrument and for the “hedged ratio” to be the same as the one management actually use for risk management purposes. Contemporaneous documentation is still required but is different to that currently prepared under IAS 39. The standard is effective for accounting periods beginning on or after January 1, 2018. Early adoption is permitted. We are currently assessing the impact of the adoption of IFRS 9 on our financial statements.

IFRS 15, “Revenue from contracts with customers” deals with revenue recognition and establishes principles for reporting useful information to users of financial statements about the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. Revenue is recognised when a customer obtains control of a good or service and thus has the ability to direct the use and obtain the benefits from the good or service. The standard replaces IAS 18 “Revenue” and IAS 11 “Construction contracts” and related interpretations. The standard is effective for annual periods beginning on or after January 1, 2017 and earlier application is permitted. We are currently assessing the impact of the adoption of IFRS 15 on our financial statements.

There are no other IFRS or IFRIC interpretations that are not yet effective that would be expected to have a material impact on our group.

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

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

The following table sets forth information regarding the persons who are our executive officers and directors as of the date of this Annual Report.

Name	Age	Position
Merle Allan Hinrich	73	Director and Executive Chairman
Spenser Au	60	Chief Executive Officer
Connie Lai	41	Chief Financial Officer
Brent Barnes	42	Chief Operating Officer
Peter Zapf	46	Chief Information Officer
Sarah Benecke	58	Director
Eddie Heng Teng Hua	64	Director
Roderick E. Chalmers	67	Director
David F. Jones	50	Director
James A. Watkins	69	Director
Yam Kam Hon Peter	68	Director

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

Mr. Barnes was appointed as our chief operating officer in January 2012. Mr. Barnes is responsible for the Company’s worldwide operations, including community development, content development, trade show operations, human resources and administration. Mr. Barnes began his career handling operations for a group of lobbyists in Austin, Texas. Later, he moved to Mexico City, where he designed and delivered executive training programs for various multinational companies. Upon completion of his MBA, Mr. Barnes spent a year working as a Market Analyst for Global Sources in Phoenix, Arizona before moving to Hong Kong to become Executive Assistant to the Chairman & CEO in June of 2000. Since 2003 he has spent time managing each of the core operational departments and assumed the role of General Manager of Content & Community Development in January 2010. Mr. Barnes holds a Bachelor of Arts degree from the University of Texas at Austin and an MBA from the Thunderbird School of Global Management.

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

Mr. Jones has been a director since April 2000. He is the CEO of Kudos Energy, a solar energy financing business. From August 2011 to February 2013, Mr. Jones was with Better Place Inc., a global electric vehicle services provider, where he was Vice President Global Corporate Development and Strategy. He spent the previous 17 years in the private equity industry, and before that he was in management consulting, investment banking and general management. Mr. Jones was Managing Director of CHAMP Private Equity, a leading Australian buyout firm from 2002 to 2011. In 1999, he founded and, until 2002, led the development of UBS Capital’s Australian and New Zealand business. Prior to that, he spent four years with Macquarie Direct Investment, a venture capital firm in Sydney, Australia, and one year at BancBoston Capital in Boston, Massachusetts. Mr. Jones began his career as a consultant with McKinsey & Company in Australia and New Zealand. He left McKinsey to take the role of general manager of Butterfields Cheese Factors, of the King Island Dairies group. He is Chairman of VGI Partners, Derwent Executive, and a director of EC English Pty Ltd, EMR Capital Pty Ltd and The National Museum of Australia. He was previously Chairman of the Australian Venture Capital Association Limited and a director of various listed and unlisted companies in Australia. Mr. Jones holds a Bachelor of Engineering (First Class Hons.) from the University of Melbourne and a Master of Business Administration from Harvard Business School. His term as director expires in 2017.

Mr. Watkins was appointed as a casual director, (see “Election or Removal of Directors” under Item 10 for a description of a “casual director”) on February 28, 2005 and was elected as a director at our annual general meeting on May 9, 2005. Mr. Watkins was a director and group general counsel of the Jardine Matheson Group in Hong Kong from 1997 until 2003. He was group legal director of Schroders plc in 1996 to 1997 and of Trafalgar House plc from 1994 to 1996. He was previously a partner and solicitor in the London and Hong Kong offices of Linklaters from 1975 to 1994. He currently is a non-executive director of Mandarin Oriental International Ltd., Jardine Cycle & Carriage Ltd., Advanced Semiconductor Manufacturing Corporation Ltd., IL&FS India Realty Fund II LLC, Asia Satellite Telecommunications Holdings Ltd. and Hongkong Land Holdings Ltd., and is a member of the audit committees of Jardine Cycle & Carriage Ltd. and Asia Satellite Telecommunications Holdings Ltd. and the chairman of the audit committee of Advanced Semiconductor Manufacturing Corporation Ltd. Mr. Watkins has a law degree from the University of Leeds (First Class Hons.). His term as director expires in 2017.

Mr. Yam was first appointed as a director at our annual general meeting of shareholders on June 22, 2011. Mr. Yam joined Emerson (NYSE: EMR) in 1986 and is currently an advisor to Emerson Electric Asia-Pacific after he retired as president of Emerson Greater China and chairman of Emerson Electric (China) Holdings Co., Ltd in April 2008. For more than two decades, Mr. Yam played a key role in leading Emerson’s investments in China. Mr. Yam holds a bachelor’s degree in electrical engineering from the University of Hong Kong and an Executive MBA from the University of Chicago. He is also currently an adjunct professor of The Chinese University of Hong Kong’s Faculty of Business Administration Department of Management, a member of the College Council and the Board of Governors of the Centennial College, Hong Kong, and a council member of the Asian Corporate Governance Association. Mr. Yam was previously a member of the Suzhou Industrial Park International Advisory Committee from 2001 to 2008, a director of the Executive Committee of Foreign Investment Companies in Beijing from 2003 to 2008, a non-executive director of Sun Life Hong Kong Limited and affiliates from 2003 to 2010 and a member of the Board of Directors of the Hong Kong Science & Technology Parks Corporation from 2001 to 2006,  and he also previously served as a vice-president of the American Chamber of Commerce in Hong Kong, a visiting professor of Nanjing University’s School of Business and a visiting professor of Jiangmen Polytechnic in China. His term as director expires in 2017.

Compensation

For the year ended December 31, 2014, we and our subsidiaries provided our eleven directors and executive officers as a group aggregate remuneration, pension contributions, allowances and other benefits of approximately $3,629,037 (2013: $3,558,660; 2012: $2,912,170) including the non-cash compensation of $1,267,491 (2013: $998,371; 2012: $717,544) associated with the ECPs.

In 2014, we and our subsidiaries incurred $90,566 (2013: $363,506; 2012: $43,404) in costs to provide pension, retirement or similar benefits to our respective officers and directors pursuant to our retirement plan and pension plan.

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

Board Practices

Our Board of Directors consists of seven members, the terms of which expire on the basis of one-third of the board retiring by rotation at each annual general meeting of shareholders. Each director holds office until his or her term expires as aforesaid, and he or she is then subject to re-election as a director at the respective annual general meeting for a further term which will subsequently expire on the same basis. Executive officers serve at the discretion of the Board of Directors. Our executive officers have, on average, 23 years of service with us. Six non-executive directors receive a cash fee of $15,000 per year, plus an additional $4,000 for each board meeting attended. Non-executive directors who are members of the audit committee also receive a cash fee of $5,000 per year.

Committees of the Board of Directors

We have established an audit committee and an executive committee of our Board of Directors. The audit committee recommends the appointment of auditors, oversees accounting and audit functions and other key financial matters of our company. The audit committee meets at least four times a year. David Jones, Roderick Chalmers, James Watkins and Eddie Heng Teng Hua are the members of the audit committee and the Board of Directors determined that Mr. Chalmers is an audit committee financial expert as defined under appropriate SEC guidelines. The executive committee acts for the entire Board of Directors between board meetings in respect of certain matters. Merle A. Hinrich, Eddie Heng Teng Hua and Sarah Benecke are the members of the executive committee.

We have a separately - designated standing compensation committee, consisting of independent directors. The members of the compensation committee are Roderick Chalmers, David Jones, James Watkins, Peter Yam, Eddie Heng Teng Hua and Sarah Benecke. The primary function of the compensation committee is to approve compensation packages for each of the Company’s executive officers. The compensation committee held at least two meetings in the fiscal year ended December 31, 2014.

We have an executive sessions committee, consisting of the independent directors. The members of the executive sessions committee are Roderick Chalmers, David Jones, James Watkins, Peter Yam, Eddie Heng Teng Hua and Sarah Benecke. The executive sessions committee meets to discuss matters under the purview of the independent directors. The executive sessions committee held at least three meetings in the fiscal year ended December 31, 2014.

Our compensation committee and audit committee charters are available on our website at www.corporate.globalsources.com.

Code of Ethics

We have adopted a Code of Ethics (“Code of Ethics”) that applies to our directors, officers (including our chief executive officer, chief financial officer, chief accounting officer or controller and persons performing similar functions) and employees. Any amendments or waivers to our Code of Ethics that apply to the chief executive officer or senior financial officers will be promptly disclosed on our website as required by law or by the SEC or by NASDAQ.

Employees

As of December 31, 2014, we had 505 employees worldwide, the majority of whom work in management, technical or administrative positions. We consider our employee relationships to be satisfactory. Our employees are not represented by labor unions and we are not aware of any attempts to organize our employees.

The following summarizes the approximate number of employees and independent contractors by function:

Function	Employees	Independent Contractors	Total

Content Development	3	165	168
Corporate Human Resources & Administration	47	52	99
Corporate Marketing	8	15	23
Community Development	73	19	92
Sales	149	1,902	2,051
Information System Department (includes CIO office)	82	85	167
Corporate Accounts	68	61	129
Office of the CEO, COO	12	0	12
Legal and Group Secretarial	6	1	7
Conference & Trade Show Services + China Edu	57	70	127
Total	505	2,370	2,875

Share Ownership

Information on the ownership of our Common Shares is given under Item 7, Major Shareholders and Related Party Transactions.

Equity Compensation Plans

On December 30, 1999, we established The Global Sources Employee Equity Compensation Trust (the “Trust”) for the purpose of administering monies and other assets contributed to the Trust for the establishment of equity compensation and other benefit plans, including The Global Sources Employee Equity Compensation Plan

 (“ECP”) Numbers IV through VII described below. The Trust is administered by Appleby Services (Bermuda) Ltd. (previously known as “Harrington Trust Limited” and then as “Appleby Trust (Bermuda) Ltd.”), as trustee (the “Trustee”). The number of shares that may be sold pursuant to these plans is limited to the number of our shares held by the Trust. Following our takeover of Trade Media on April 14, 2000, the Trade Media shares were exchanged for our common shares. These Trade Media shares currently represent our common shares. As of February 28, 2015, the Trustee holds 571,333 of our common shares, consisting of common shares held in the Trust, as well as already vested common shares under the plans which are held in trust by the Trustee for various grantees who have elected to utilize the trust services of the Trustee for such purpose. The Trustee has informed us that it does not intend to acquire any additional shares.  In exercising its powers, including the voting of securities held in the Trust, the Trustee may be directed by the plan committee (“ECP Plan Committee”), whose members are selected by the board of directors of one of our wholly-owned subsidiaries.

Pursuant to a Declaration of Trust dated November 28, 2006 by the Trustee, “The Global Sources Equity Compensation Trust 2007” (“2007 Trust”) was established. The 2007 Trust is administered by Appleby Services (Bermuda) Ltd. (the “2007 Trustee”) as trustee. The purpose of the 2007 Trust is to administer shares contributed by us to the 2007 Trust from time to time in connection with providing equity compensation benefits under The Global Sources Equity Compensation (2007) Master Plan described below (“ECP 2007 Master Plan”). As of February 28, 2015, the 2007 Trustee does not hold any unvested common shares contributed by us in the 2007 Trust, but the 2007 Trustee holds 36,056 already vested common shares under the ECP 2007 Master Plan which are held in trust by the 2007 Trustee for various grantees who have elected to utilize the trust services of the 2007 Trustee for such purpose.  In exercising its powers under the 2007 Trust, the 2007 Trustee may be directed by the plan committee to be constituted and appointed by our Board of Directors. The plan committee (“ECP 2007 Plan Committee”) was constituted and appointed by the Board of Directors on February 15, 2007.

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

Eligible employees, directors, consultants, advisors and independent contractors under ECP V were awarded a one-time grant of shares, the number of which was determined by the ECP Plan Committee.

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

Global Sources Equity Compensation Plan VII

Eligible employees, directors, consultants, advisors and independent contractors under ECP VII are awarded a grant of a defined number of our common shares, the number of which is determined by the ECP Plan Committee periodically.

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

The Global Sources Equity Compensation (2007) Master Plan

The ECP 2007 Master Plan was approved by our shareholders on May 8, 2006. The ECP 2007 Master Plan became effective on January 1, 2007 and, unless terminated earlier by our Board of Directors, was due to expire on December 31, 2012 (but its expiration date has since been extended to December 31, 2017 (as described below)). Our employees, directors and consultants and the employees, directors and consultants of our subsidiaries and of our and our subsidiaries’ independent contractors (“Team Members”), are eligible to be awarded grants of our common shares under the ECP 2007 Master Plan. The grantees and the number of shares to be awarded, and the vesting rules and other terms and conditions, are determined by the ECP 2007 Plan Committee, which is authorized under the ECP 2007 Master Plan to issue supplementary or subsidiary documents to set out and evidence such vesting rules and other terms and conditions. The total number of shares to be awarded under the ECP 2007 Master Plan is subject to a limit of 3,000,000 common shares.

On November 7, 2006, we filed a Form S-8 Registration Statement under the Securities Act of 1933, with the U.S. SEC, for up to 3,000,000 common shares to be issued under the ECP 2007 Master Plan.

An amended version of the ECP 2007 Master Plan, known as “The Global Sources Equity Compensation (2007) Master Plan (amended effective as of January 1, 2012)” (“ECP 2007 Master Plan (Amended)”), was approved by our Board of Directors with effect from January 1, 2012, in order to expressly clarify that, as an alternative to our common shares being first issued to the 2007 Trustee upon an award being made under the ECP 2007 Master Plan (for the 2007 Trustee to hold in trust pending vesting) and then subsequently transferred by the 2007 Trustee to the respective grantee upon vesting, our common shares may instead be issued directly to the respective grantee at the time of vesting.

On June 20, 2012, our shareholders approved the extension of the expiration date of the ECP 2007 Master Plan (Amended) from December 31, 2012 to December 31, 2017.

On March 25, 2014, we awarded 298,546 shares under the ECP 2007 Master Plan (Amended), which increased the total number of shares granted thereunder to 3,147,131.  Thereafter, in 2014 and during the first two months of 2015, we awarded an additional 53,388 shares under the ECP 2007 Master Plan (Amended), and 49,788 shares previously awarded thereunder were forfeited.  As a result of these awards, as of February 28, 2015, we had awarded 3,150,731 shares pursuant to the ECP 2007 Master Plan (Amended).

On December 15, 2014, our directors approved an amendment to the ECP 2007 Master Plan (Amended) (as extended to December 31, 2017) to increase the maximum total number of shares that may be awarded under it from 3,000,000 to 6,000,000 common shares. By further written resolutions of our board dated February 27, 2015, our directors approved, confirmed and ratified such amendment as being effective as of January 1, 2014.  The amended version of the plan is known as “The Global Sources Equity Compensation (2007) Master Plan (Amended and Restated effective as of January 1, 2014)” (“ECP 2007 Master Plan (Amended and Restated)”).

On March 5, 2015, we filed a Form S-8 Registration Statement under the Securities Act with the SEC for up to 2,849,269 additional common shares to be issued under the ECP 2007 Master Plan (Amended and Restated).

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

Major Shareholders

The following table sets forth information about those persons who hold more than 5% of our total outstanding common shares and the share ownership of our directors and officers as of February 28, 2015. The information is based upon our knowledge of the share ownership of such persons on February 28, 2015.

Common Shares Beneficially Owned
Name of Beneficial Owner	Shares		Percentage **

Merle Allan Hinrich	13,862,638	***	45.87	%***
Spenser Au	*		*
Connie Lai	*		*
Brent Barnes	*		*
Peter Zapf	*		*
Sarah Benecke	*		*
Eddie Heng Teng Hua	*		*
David F Jones	*		*
Roderick E Chalmers	*		*
James A Watkins	*		*
Yam Kam Hon Peter	*		*
All officers and directors as a group (11 persons)	14,445,169		47.80%
GAMCO Investors, Inc. et al. One Corporate Center Rye New York 10580-1435	2,114,538	****	7.00	%****

*           Indicates beneficial ownership of less than 1%.

**
Based upon 30,218,703 common shares issued and outstanding as of February 28, 2015. The percentage figures are calculated based on our total issued and outstanding common shares (and do not take into account that portion of our total issued common shares which are held as treasury shares).

***
As of February 28, 2015, Mr. Merle Allan Hinrich has the sole power to vote and dispose of 12,570,896 common shares beneficially owned by him (representing approximately 41.60% of our total issued and outstanding common shares), may be deemed to have shared power with his wife Miriam Hinrich to vote or direct to vote and dispose of 288,254 common shares owned by her (representing approximately 0.95% of our total issued and outstanding common shares)  and may be deemed to have shared power with Hinrich Investments Limited to vote or direct to vote and dispose of 1,003,488 common shares owned by Hinrich Investments Limited (representing approximately 3.32% of our total issued and outstanding common shares).  Hinrich Investments Limited is owned by a nominee company in trust for the Hinrich Foundation, of which Mr. Hinrich serves as the chairman of the council of members (the decision-making body), and of which he was the founder and the initial settlor.

Mr. Hinrich, who is our Executive Chairman, may therefore be deemed to beneficially own up to approximately 45.87% of our total issued and outstanding common shares as of February 28, 2015 (as described above), and he is deemed our controlling shareholder.

****
Based on Amendment No. 1 to Schedule 13D filed on October 1, 2014 by a group including GAMCO Investors, Inc., which includes Mario J. Gabelli and various entities which he directly or indirectly controls or for which he acts as chief investment officer.

As of February 28, 2015, we believe that approximately 15,785,829 of our shares, or approximately 52.24% of our total issued and outstanding common shares, were beneficially owned by U.S. holders and there were 587 shareholders of record in the U.S. (excluding any U.S. holders who may be holding our shares through brokerage firms).

Neither our major shareholders nor our directors or officers have different voting rights. We do not know of any arrangement which may at a subsequent date result in a change in control of our company.

Related Party Transactions

There were no material related party transactions from January 1, 2014 to February 28, 2015.

ITEM 8.	FINANCIAL INFORMATION

GLOBAL SOURCES LTD. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS
For the year ended December 31, 2014

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders

In our opinion, the accompanying consolidated balance sheets and the related consolidated income statements, statements of comprehensive income, changes in equity and cash flows present fairly, in all material respects, the financial position of Global Sources Ltd. (the ‘Company’) and its subsidiaries at December 31, 2014, and December 31, 2013 and the results of their operations and their cash flows for each of the three years ended December 31, 2014 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control - Integrated Framework 1992 issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Report of Management on Internal Control over Financial Reporting.

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

/s/PricewaterhouseCoopers LLP
Singapore
April 7, 2015

GLOBAL SOURCES LTD. AND SUBSIDIARIES
CONSOLIDATED INCOME STATEMENTS

(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

	Year ended December 31,

	2014	2013	2012

Revenue:
Online and other media services	$93,252	$104,629	$136,101
Exhibitions	97,017	85,636	88,782
Miscellaneous	7,943	7,257	6,857
	198,212	197,522	231,740
Operating Expenses:
Sales	60,805	61,958	80,354
Event production	25,080	24,403	26,250
Community and content	26,843	27,481	32,696
General and administrative	52,631	50,272	44,281
Information and technology	12,683	12,729	13,188
Total Operating Expenses	178,042	176,843	196,769
Profit on sale of property	-	15,410	-
Profit from Operations	20,170	36,089	34,971
Interest income	1,314	1,472	1,044
Interest expenses	(186)	-	-
Gain on sale of available-for-sale securities	11	64	-
Share of loss of associate	-	-	(24)
Impairment loss on investment in associate	-	-	(302)
Profit before income taxes	21,309	37,625	35,689
Income tax expense	(2,468)	(4,753)	(2,744)
Net profit	18,841	32,872	32,945
Net profit attributable to non-controlling interests	(511)	(137)	(739)
Net profit attributable to the Company’s shareholders	$18,330	$32,735	$32,206
Basic net profit per share attributable to the Company’s shareholders	$0.57	$0.95	$0.95
Shares used in basic net profit per share calculations	31,953,136	34,426,468	34,017,730
Diluted net profit per share attributable to the Company’s shareholders	$0.55	$0.91	$0.90
Shares used in diluted net profit per share calculation	33,482,371	36,068,326	35,742,495

The notes on pages 78 to 123 are an integral part of these consolidated financial statements.

GLOBAL SOURCES LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

	Year ended December 31,

	2014	2013	2012

Net profit	$18,841	$32,872	$32,945
Other comprehensive income that may be reclassified subsequently to profit or loss:
Currency translation differences arising from consolidation	(2,832)	3,170	1,623
Financial assets, available-for-sale:
Fair value gains	141	61	52
Reclassification to income statements on disposal	(11)	(64)	-

Other comprehensive income/(loss) for the year, net of tax of $nil	(2,702)	3,167	1,675
Total comprehensive income for the year	16,139	36,039	34,620
Total comprehensive income attributable to the Company’s shareholders	15,657	35,806	33,812
Total comprehensive income attributable to non-controlling interests	482	233	808
Total comprehensive income for the year	$16,139	$36,039	$34,620

The notes on pages 78 to 123 are an integral part of these consolidated financial statements.

GLOBAL SOURCES LTD. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

	As at December 31,

	2014	2013

ASSETS

Current assets
Cash and cash equivalents	$90,223	$137,359
Term deposits with banks	4,285	106
Financial assets, available-for-sale	3,952	6,367
Accounts receivables, net	2,269	3,122
Receivables from sales representatives	7,900	10,630
Inventories	154	266
Prepaid expenses and other current assets	17,027	18,544
	125,810	176,394
Non-current assets
Property and equipment	63,519	49,701
Investment properties	85,546	89,615
Intangible assets	37,732	21,423
Long term investment	100	100
Deferred income tax assets	196	98
Other non-current assets	1,108	1,766
	188,201	162,703
Total assets	$314,011	$339,097

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities
Accounts payable	$9,418	$8,779
Deferred income and customer prepayments	84,869	84,704
Accrued liabilities	19,100	19,166
Income tax liabilities	3,848	2,635
	117,235	115,284
Non-current liabilities
Accounts payable	889	-
Deferred income and customer prepayments	3,971	5,660
Deferred income tax liabilities	6,842	4,591
	11,702	10,251

Total liabilities	128,937	125,535

Commitments and contingencies (note 25 and 26)
Equity attributable to Company’s shareholders
Common shares	529	525
Treasury shares	(200,089)	(150,089)
Other reserves	161,242	161,950
Retained earnings	209,924	191,594
Total Company shareholders’ equity	171,606	203,980
Non-controlling interests	13,468	9,582
Total equity	$185,074	$213,562
Total liabilities and equity	$314,011	$339,097

The notes on pages 78 to 123 are an integral part of these consolidated financial statements.

GLOBAL SOURCES LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

	Attributable to the Company’s shareholders
	Common	Treasury	Other	Retained		Non- controlling	Total
	shares	shares	reserves	earnings	Total	interests	equity

Balance at January 1, 2012	$518	$(150,089)	$152,591	$126,653	$129,673	$8,881	$138,554

Total comprehensive income for the year	-	-	1,606	32,206	33,812	808	34,620
Transaction with owners:
Fair value of non-controlling Interest in business acquisition	-	-	-	-	-	3,006	3,006
Dividend issued by a subsidiary to non-controlling interest	-	-	-	-	-	(1,303)	(1,303)
Fair value of non-cash compensation expense	-	-	2,409	-	2,409	-	2,409
Capitalization of intangible assets relating to share grants for non-compete agreements	-	-	26	-	26	-	26
Issue of new shares	3	-	(3)	-	-	-	-
Balance at December 31, 2012	$521	$(150,089)	$156,629	$158,859	$165,920	$11,392	$177,312

Total comprehensive income for the year	-	-	3,071	32,735	35,806	233	36,039
Transaction with owners:
Dividend issued by subsidiaries to non-controlling interests	-	-	-	-	-	(2,043)	(2,043)
Fair value of non-cash compensation expense	-	-	2,170	-	2,170	-	2,170
Capitalization of intangible assets relating to share grants for non-compete agreements	-	-	84	-	84	-	84
Issue of new shares	4	-	(4)	-	-	-	-
Balance at December 31, 2013	$525	$(150,089)	$161,950	$191,594	$203,980	$9,582	$213,562

Total comprehensive income for the year	-	-	(2,673)	18,330	15,657	482	16,139
Transaction with owners:
Fair value of non-controlling interest in business acquisition	-	-	-	-	-	4,894	4,894
Dividend issued by a subsidiary to non-controlling interest	-	-	-	-	-	(1,490)	(1,490)
Fair value of non-cash compensation expense	-	-	1,857	-	1,857	-	1,857
Capitalization of intangible assets relating to share grants for non-compete agreements	-	-	112	-	112	-	112
Purchase of treasury shares	-	(50,000)	-	-	(50,000)	-	(50,000)
Issue of new shares	4	-	(4)	-	-	-	-
Balance at December 31, 2014	$529	$(200,089)	$161,242	$209,924	$171,606	$13,468	$185,074

The notes on pages 78 to 123 are an integral part of these consolidated financial statements.

GLOBAL SOURCES LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

	Year ended December 31,

	2014	2013	2012

Cash flows from operating activities
Net profit	$18,841	$32,872	$32,945
Adjustments for:
Income tax expense	2,468	4,753	2,744
Depreciation and amortization	13,061	9,029	9,112
(Profit) on sale of property and equipment and investment property	(41)	(15,410)	(6)
Gain on sale of available-for-sale securities	(11)	(64)	-
Interest income	(1,314)	(1,472)	(1,044)
Provision for impairment of receivables	166	30	229
Interest expense	186	-	-
Non-cash compensation expense	1,857	2,170	2,409
Equipment written off	40	65	48
Share of loss of associate	-	-	24
Impairment loss on investment in associate	-	-	302
Impairment of intangible assets	2,242	8,525	1,389
Net foreign exchange differences	76	(15)	(12)
Changes in working capital (excluding the effects of acquisition and exchange differences on consolidation):
Accounts receivable	687	1,106	264
Receivables from sales representatives	2,732	(2,880)	(1,251)
Inventories	112	144	(180)
Prepaid expenses and other current assets	1,549	(171)	2,528
Other non-current assets	657	990	(204)
Accounts payable	(1,921)	594	464
Accrued liabilities	(19)	(1,202)	2,337
Deferred income and customer prepayments	(5,977)	(3,299)	(18,142)
Cash generated from operations	35,391	35,765	33,956
Income tax paid	(3,120)	(4,710)	(2,679)
Net cash generated from operating activities	32,271	31,055	31,277

Cash flows from investing activities:
Acquisition of subsidiary, net of cash acquired	(9,019)	(4,387)	(11,359)
Additional investment in associate	-	-	(326)
Acquisition of intangible assets	(515)	-	-
Purchase of property and equipment and investment property	(18,154)	(27,047)	(1,371)
Proceeds from sale of property and equipment and investment property, net of transaction costs	57	27,907	6
Placement of term deposits with banks	(6,098)	(1,762)	(5,012)
Proceeds from matured term deposits with banks	1,932	5,840	3,632
Purchase of available-for-sale financial assets	(2,640)	(63)	(12,611)
Proceeds from sale of available-for-sale securities	5,183	1,294	18,441
Interest received	1,247	1,472	1,004
Net cash (used in)/generated from investing activities	(28,007)	3,254	(7,596)

Cash flows from financing activities:
Additional investment in subsidiary by non-controlling shareholder	149	-	-
Dividend paid to non-controlling interests	(1,490)	(2,043)	(1,303)
Purchase of treasury shares	(50,000)	-	-
Net cash used in financing activities	(51,341)	(2,043)	(1,303)

Net (decrease)/increase in cash and cash equivalents	(47,077)	32,266	22,378
Cash and cash equivalents, beginning of the year	137,359	104,631	81,903
Effect of exchange rate changes on cash and cash equivalents	(59)	462	350
Cash and cash equivalents, end of the year	$90,223	$137,359	$104,631

The notes on pages 78 to 123 are an integral part of these consolidated financial statements.

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

The Company was incorporated in Bermuda. The Company’s registered office address is Canon’s Court, 22 Victoria Street, Hamilton, HM 12, Bermuda.

These financial statements were authorized for issue by the executive committee of the Board of Directors on April 7, 2015.

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

New and amended standards adopted by the Group:

The following standards have been adopted by the Group for the first time from the financial year beginning on January 1, 2014:

•
  Amendment to IAS 32, ‘Financial instruments:  Presentation’ on offsetting financial assets and financial liabilities. This amendment clarifies that the right of set-off must not be contingent on a future event. It must also be legally enforceable for all counterparties in the normal course of business, as well as in the event of default, insolvency or bankruptcy. The amendment also considers settlement mechanisms. The adoption of this standard did not have a significant impact on the Group’s financial statements.

GLOBAL SOURCES LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

•
  Amendments to IAS 36, ‘Impairment of assets’, on the recoverable amount disclosures for non-financial assets. This amendment removed certain disclosures of the recoverable amount of CGUs which had been included in IAS 36 by the issue of IFRS 13. The adoption of this standard did not have a significant impact on the Group’s financial statements.

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

No depreciation is recognized for freehold land and for capital work-in-progress.

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

2.7           Intangible assets

(a)           Goodwill

Goodwill on acquisition of subsidiaries on or after January 1, 2009 (the Group’s date of transition to IFRS) represents the excess of the consideration transferred, the amount of any non-controlling interest in the acquiree and the acquisition date fair value of any previous equity interest in the acquiree over the fair value of the net identifiable assets acquired. Goodwill on acquisition of subsidiaries is included in ‘intangible assets’. Goodwill is carried at cost less accumulated impairment losses. Impairment losses on goodwill are not reversed. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

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

(c)           Contractual backlog and others

Contractual backlog and others acquired in a business combination mainly relates to customer relationships which are recognized at fair value at the acquisition date. The contractual customer relationships have a finite useful life and are carried at cost less accumulated amortization. Amortization is calculated using the straight-line method over the expected life of the customer relationship of 3 to 12 months.

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

(e)           Non-compete agreements

Intangible assets relating to non-compete agreements with the Group’s former employees and consultants and to the former employees of third party service providers are recorded at fair values at the date the respective agreements are entered into and are carried at cost less accumulated amortization. Amortization is calculated using a straight-line basis over the non-compete period of 5 years. The fair values are estimated based on the cash flow valuation model whereby valuation inputs include an estimate of future cash flows expected to be generated by the asset (note
2.15(b)).

(f)           Computer software

Development costs that are directly attributable to the design and testing of identifiable and unique software products are recognized as intangible assets when the following criteria are met:

•	It is technically feasible to complete the software product so that it will be available for use;
•	Management intends to complete the software product and use or sell it;
•	There is an ability to use or sell the software product;
•	It can be demonstrated how the software product will generate probable future economic benefits;
•	Adequate technical, financial and other resources to complete the development and to use or sell the software product are available; and
•	The expenditure attributable to the software product during its development can be reliably measured.

Directly attributable costs that are capitalized as part of the software product include fees paid to consultants for software development, the software development employee costs and an appropriate portion of relevant overheads. Other development expenditures that do not meet these criteria are recognized as an expense as incurred. Computer software development costs are amortized over their estimated useful lives, of 3 years. Costs associated with maintaining computer software are recognized as an expense as incurred.

GLOBAL SOURCES LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

2.8           Impairment of non-financial assets

Assets that have an indefinite useful life - for example, goodwill, are not subject to amortization and are tested at least annually for impairment or more frequently if events or changes in circumstances indicate a potential impairment. Assets that are subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units). Non-financial assets other than goodwill that suffered impairment are reviewed for possible reversal of the impairment at each reporting date.

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

2.9.2           Recognition and measurement

Regular purchases and sales of financial assets are recognized on the trade-date - the date on which the Group commits to purchase or sell the asset. Investments are initially recognized at fair value plus transaction costs. Financial assets are derecognized when the rights to receive cash flows from the investments have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership. Available-for-sale financial assets are subsequently carried at fair value. Loans and receivables are subsequently carried at amortized cost using the effective interest method, less provision for impairment. A provision for impairment is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of the receivables (note 2.9.3).

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

Investments in equity instruments that do not have a quoted market price in an active market and whose fair values cannot be reliably measured are measured at cost less provision for impairment in value.

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

In the case of equity investments classified as available-for-sale, a significant or prolonged decline in the fair value of the security below its cost is also evidence that the assets are impaired. If any such evidence exists for available-for-sale financial assets, the cumulative loss - measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognized in profit or loss - is removed from equity and recognized in the consolidated income statement. Impairment losses recognized in the consolidated income statement on equity instruments are not reversed through the consolidated income statement. If, in a subsequent period, the fair value of a debt instrument classified as available for sale increases and the increase can be objectively related to an event occurring after the impairment loss was recognized in the consolidated income statement, the impairment loss is reversed through the consolidated income statement.

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

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income tax assets and liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.

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

2.17           Leases

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. The Group leases certain office facilities and exhibition venues under cancellable and non-cancellable operating leases, generally with an option to renew upon expiry of the lease term. Rentals under operating leases (net of any incentives received from the lessor) are expensed on a straight-line basis over the life of the leases.

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

3.           Financial risk management

The Group’s activities expose it to a variety of financial risks: market risk (including foreign exchange risk, fair value interest rate risk, and cash flow interest rate risk), credit risk and liquidity risk. The Group’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Group’s financial performance.

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

(a)           Market risk

(i)           Foreign exchange risk

The Group operates internationally and is exposed to foreign currency risk arising from various currency exposures, primarily with respect to the Chinese Renminbi (‘RMB’). Foreign currency risk arises from commercial transactions, recognized assets and liabilities and net investments in foreign operations. A majority of the Group’s contracts with customers that are denominated in foreign currencies are in RMB. The conversion of these contract proceeds to USD could result in losses and reflects the foreign exchange risk assumed by the Group between contract signing and the conversion of cash into USD. The Group also maintains a portion of its bank balances in RMB. The conversion of these bank balances to USD could result in foreign exchange losses.

GLOBAL SOURCES LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

The Group has not engaged in foreign currency hedging activities. Historically a majority (ranging between 98% to 99%) of the revenue is denominated in USD or is received in Hong Kong Dollar ('HKD'), RMB or New Taiwan Dollar ('TWD'). HKD is currently pegged to the USD. While RMB has been relatively stable historically and has strengthened during the past few years against the USD, RMB has weakened slightly against USD in 2014. TWD is also relatively stable against USD.

The Group has certain investments in foreign operations, whose net assets are exposed to foreign currency translation risk. Currency exposure arising from the net assets of the Group’s foreign operations is managed primarily through identification of the specific risks and taking appropriate measures to alleviate the risk.

At December 31, 2014, if the RMB had weakened/strengthened by 2% (2013: 3%) against the USD with all other variables held constant, profit before tax for the year would have been $754 (2013: $2,909) lower/higher as a result of foreign currency losses/gains on translation of RMB denominated monetary assets and liabilities.

(ii)           Cash flow and fair value interest rate risk

The Group has no interest-bearing borrowings as at December 31, 2014 and 2013. The Group’s exposure to changes in market interest rates is mainly attributable to its interest-bearing assets including term deposits with banks, available-for-sale financial assets and cash and cash equivalents. As at December 31, 2014 and December 31, 2013, the term deposits with banks are all fixed interest rate instruments and the available-for-sale securities are highly liquid and are short term in nature. Therefore interest rate risk is considered to be insignificant.

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

The Group’s financial liabilities which consist of accounts payable and accrued liabilities are due within 12 months, except $889 which are payable over next three years. The contractual undiscounted cash flows of current financial liabilities approximate their carrying amounts as the impact of discounting is not significant. The undiscounted cash flow of the non-current financial liabilities is $967 as at December 31, 2014.

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

GLOBAL SOURCES LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

The following table presents the Group’s assets and liabilities that are measured at fair value.

	Level 1	Level 2	Level 3	Total

31 December 2014
Asset
Available-for-sale securities	$3,952	$-	$-	$3,952
Total asset	$3,952	$-	$-	$3,952

31 December 2013
Asset
Available-for-sale securities	$6,367	$-	$-	$6,367
Total asset	$6,367	$-	$-	$6,367

31 December 2014
Liability
Contingent consideration payable in a business combination	-	$-	$3,414	$3,414
Total liability	$-	$-	$3,414	$3,414

31 December 2013
Liability
Contingent consideration payable in a business combination	-	-	$-	$-
Total liability	$-	$-	$-	$-

The following table presents the changes in level 3 instruments for the year ended 31 December 2014:

Opening balance
Acquisition of Topranch Limited	$3,309
Losses recognized in consolidated income statement	105
Closing balance	$3,414

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

The fair values of investment properties are disclosed under note 12 and the measurement of the contingent consideration is disclosed under note 28.

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

(b)           Goodwill and Intangible assets

Upon acquisition, the purchase consideration is allocated between the net tangible and intangible assets other than goodwill on a fair value basis with any excess purchase consideration representing goodwill (note 28). Acquired intangible assets are capitalized and amortized systematically over their estimated useful lives (refer to note 2.7), subject to impairment review.

Amortization periods are selected based on assessment of the longevity of the brands, the strength and stability of customer relationships, the market positions of the acquired assets and the technological and competitive risks they face. The longevity of these assets is evidenced by their long established and well regarded brands, and their characteristically stable market condition. The Group has reviewed the useful life of intangible assets and determined that no changes to useful lives were required.

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

During the year ended December 31, 2014, the Group recorded a trademark impairment charge of $2,238 (2013: $3,542; 2012: nil) relating to the Haoji Group’s exhibition business. A detailed discussion on the events leading to the impairment charges is included in note 13. Goodwill relating to this business has been fully impaired in 2013. A sensitivity analysis has been performed for each Exhibition business based on changes in key assumptions considered to be reasonably possible by management. For all the Exhibition businesses, there will be no impact to the Group’s results after tax if the pre-tax discount rate and the revenue growth applied to the discounted cash flows for the acquired Exhibition business at December 31, 2014 is raised by 1% (2013: 1%) and decreased by 1% (2013: 1%), respectively, with all other variables including tax rate being held constant.

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

The segment information provided to the CODM for the reportable segments for the year ended December 31, 2014 is as follows:

	Online and other media services	Exhibitions	All other segments	Total

Revenue from external customers	$93,252	$97,017	$7,943	$198,212
Reportable segment profit from operations	$16,030	$516	$3,624	$20,170
Depreciation and amortization	$1,797	$7,986	$3,278	$13,061
Impairment of intangible assets	$-	$2,242	$-	$2,242
Other material non-cash items:
Non-cash compensation expenses	$944	$913	$-	$1,857
Additions to property and equipment and intangible assets	$9,118	$34,933	$176	$44,227
Reportable segment assets	$88,449	$132,772	$92,790	$314,011

The segment information for the year ended December 31, 2013 is as follows:

	Online and other media services	Exhibitions	All other segments	Total

Revenue from external customers	$104,629	$85,636	$7,257	$197,522
Reportable segment profit/(loss) from operations	$20,244	$(2,455)	$2,890	$20,679
Depreciation and amortization	$2,541	$3,227	$3,261	$9,029
Impairment of intangible assets	$-	$8,525	$-	$8,525
Other material non-cash items:
Non-cash compensation expenses	$1,106	$1,064	$-	$2,170
Additions to property and equipment and intangible assets	$14,869	$12,170	$92	$27,131
Reportable segment assets	$115,310	$126,455	$97,332	$339,097

GLOBAL SOURCES LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

The segment information for the year ended December 31, 2012 is as follows:

	Online and other media services	Exhibitions	All other segments	Total

Revenue from external customers	$136,101	$88,782	$6,857	$231,740
Reportable segment profit from operations	$24,856	$7,331	$2,784	$34,971
Depreciation and amortization	$3,069	$3,037	$3,006	$9,112
Impairment of intangible assets	$1,389	$-	$-	$1,389
Other material non-cash items:
Non-cash compensation expenses	$1,412	$997	$-	$2,409
Additions to property and equipment and intangible assets	$1,120	$25,910	$42	$27,072
Reportable segment assets	$98,896	$110,169	$102,104	$311,169

The revenue from external parties reported to the CODM is measured in a manner consistent with that in the consolidated income statement.

Revenue from barter transactions was $3,104, $4,725 and $3,252 for the years ended December 31, 2014, 2013 and 2012, respectively. Similarly, the expenses from barter transactions were $3,940, $5,078 and $5,984 for the years ended December 31, 2014, 2013 and 2012, respectively.

The amounts provided to the CODM with respect to total assets are measured in a manner consistent with that of the consolidated financial statements. These assets are allocated based on the operations of the segment. For the purposes of monitoring segment performance and allocating resources between segments, the CODM monitors the total assets attributable to each segment.

A reconciliation of the reportable segment profit from operations to profit before income taxes is provided as follows:

	2014	2013	2012

Total profit from operations for reportable segments	$20,170	$20,679	$34,971

Unallocated amounts:
Profit on sale of property	-	15,410	-
Interest income	1,314	1,472	1,044
Interest expenses	(186)	-	-
Share of loss of associate	-	-	(24)
Gain on sale of available-for-sale securities	11	64	-
Impairment loss on investment in associate	-	-	(302)
Profit before income taxes	$21,309	$37,625	$35,689

Revenue from external customers is derived mainly from online and other media services and from the exhibitions. The online and other media services comprise online services and print services.

GLOBAL SOURCES LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

Breakdown of the revenue from all services is as follows:

	2014	2013	2012

Revenues
Online services	$81,873	$91,422	$119,011
Print services	11,379	13,207	17,090
Exhibitions	97,017	85,636	88,782
Miscellaneous	7,943	7,257	6,857
	$198,212	$197,522	$231,740

Miscellaneous income includes rental income for the year ended December 31, 2014, 2013 and 2012 of $6,780, $6,083 and $5,795, respectively.

Geographic information

Revenue by geographic locations is based on the location of the customer. Segment assets are based on the location of the assets. Non-current assets exclude investments and deferred income tax assets. There are no revenue and assets generated from or located in Bermuda.

	2014	2013	2012

Revenues
China	$166,356	$163,107	$189,648
Rest of Asia	27,068	29,891	35,603
United States	4,334	4,031	5,706
Europe	385	365	531
Others	69	128	252
	$198,212	$197,522	$231,740

	December 31,	December 31,
	2014	2013

Non-current assets
China and rest of Asia	$187,905	$162,505
	$187,905	$162,505

There is no revenue derived from transactions with a single external customer that amounted to 10% or more of the Group’s revenue (2013: nil and 2012: nil).

6.           Interest income

	2014	2013	2012
Interest income
Treasury bills and balances with banks	$92	$58	$59
Term deposits with banks	1,222	1,414	979
Available-for-sale financial assets	-	-	6
	$1,314	$1,472	$1,044

GLOBAL SOURCES LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

7.           Expenses by nature

	2014	2013	2012

Depreciation of property and equipment (Note 11)	$3,368	$3,507	$4,186
Depreciation of investment property (Note 12)	2,197	2,287	1,804
Amortization of intangible assets (Note 13)	7,496	3,235	3,122
Total depreciation and amortization	$13,061	$9,029	$9,112

Employee benefit expenses (Note 8)	30,623	29,764	29,742
Rental expense on operating leases	13,861	13,786	14,844
Content, community, marketing and administrative service fees	33,494	33,427	42,389
Advertising costs	9,903	10,458	12,352
Sales commissions	42,058	43,217	45,360
Business tax	1,411	2,263	9,719
Legal and professional fees	1,223	1,335	1,716
Magazine, printing and mailing	1,672	2,132	3,377
Materials and supplies	11,879	11,494	12,607
Impairment of intangible assets (Note 13)	2,242	8,525	1,389
Exchange loss/(gain)	2,586	(1,448)	(61)
Other expenses	14,029	12,861	14,223
Total operating expenses	$178,042	$176,843	$196,769

The general and administrative expenses in the consolidated income statement consist of:

	2014	2013	2012

Amortization of intangible assets	$7,496	$3,235	$3,122
Impairment of intangible assets	2,242	8,525	1,389
Exchange loss/(gain)	2,586	(1,448)	(61)
Other general and administrative expenses	40,307	39,960	39,831
	$52,631	$50,272	$44,281

8.           Employee benefit expenses

	2014	2013	2012

Wages and salaries	$26,527	$24,548	$25,371
Retirement contribution plans	1,737	2,235	1,649
Non-cash compensation expenses	1,431	1,910	1,732
Other employee’s benefits	928	1,071	990
	$30,623	$29,764	$29,742

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

GLOBAL SOURCES LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

The Company received an exemption from Bermuda taxation under the Exempted Undertakings Tax Protection Act, 1996 (as amended) of Bermuda until March 31, 2035. The Company’s subsidiary in Dubai, United Arab Emirates has been granted a fifty year tax holiday in Dubai since it is located in a Free Trade Zone, which may be subject to further renewal upon expiry of the initial fifty-year period in 2057. The Group did not utilize these tax holidays as at December 31, 2014 and December 31, 2013, as there were no taxable profits.

Income tax expense for the year consists of:

	2014	2013	2012

Current tax:
Current foreign tax on profits for the year	$4,430	$6,106	$3,181
Total current tax	4,430	6,106	3,181
Deferred foreign tax benefit (Note 15)	(1,962)	(1,353)	(437)
Income tax expense	$2,468	$4,753	$2,744

The tax on the Group’s profit before income taxes differs from the theoretical amount that would arise using the statutory income tax rate of 0% as follows:

	2014	2013	2012

Profit/(loss) before income taxes	$21,309	$37,625	$35,689

Tax calculated at statutory income tax rate of 0% (2013: 0%; 2012: 0%)	-	-	-

Tax effect of:
Foreign income and revenues taxed at higher rates	2,468	4,753	2,744
Income tax expense	$2,468	$4,753	$2,744

The Company’s subsidiaries are subject to taxation in Hong Kong, the People’s Republic of China, Singapore and other jurisdictions. There are certain open tax assessments as at December 31, 2014. The tax returns of the Company’s subsidiaries remain open to assessment in the following major tax jurisdictions: Hong Kong SAR - for the financial years from 2013 to 2014, Singapore - for the financial years from 2013 to 2014 and the People’s Republic of China - for the financial years from 2010 to 2014. The Group’s estimates of income tax expenses and liabilities of each year end include management judgment about the eventual outcome of the reviews of open years based on the latest information available about the positions taken by each tax authority.

10.           Earnings per share

(a)           Basic

Basic earnings per share is calculated by dividing the profit attributable to equity holders of the Company by the weighted average number of ordinary shares in issue during the year excluding ordinary shares purchased by the Company and held as treasury shares.

	2014	2013	2012

Profit attributable to equity holders of the Company	$18,330	$32,735	$32,206

Weighted average number of ordinary shares in issue	31,953,136	34,426,468	34,017,730

Basic earnings per share ($ per share)	$0.57	$0.95	$0.95

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

	2014	2013	2012
Profit attributable to equity holders of the Company	$18,330	$32,735	$32,206

Weighted average number of ordinary shares in issue	31,953,136	34,426,468	34,017,730
Adjustments for share grants	1,529,235	1,641,858	1,724,765
Weighted average number of ordinary shares for diluted earnings per share	33,482,371	36,068,326	35,742,495

Diluted earnings per share ($ per share)	$0.55	$0.91	$0.90

11.           Property and equipment

	Freehold Land	Buildings	Leasehold improvements	Computer equipment, software, fixtures, fittings and office equipment and reusable trade show booths	Motor vehicles	Capital work-in- progress	Total

Year ended December 31, 2014
Cost
Opening balance	$-	$47,785	$12,015	$35,011	$376	$64	$95,251
Exchange differences	(539)	(418)	(279)	(964)	(3)	(5)	(2,208)
Additions	10,546	3,218	2,071	2,053	208	58	18,154
Business acquisition	-	-	74	94	27	-	195
Disposals and write off	-	-	(125)	(2,491)	(212)	-	(2,828)
Total cost	$10,007	$50,585	$13,756	$33,703	$396	$117	$108,564

Year ended December 31, 2014
Accumulated depreciation
Opening balance	$-	$2,894	$8,809	$33,558	$289	$-	$45,550
Exchange differences	-	(19)	(152)	(928)	(2)	-	(1,101)
Additions	-	1,082	1,146	1,063	77	-	3,368
Disposals and write off	-	-	(125)	(2,452)	(195)	-	(2,772)
Total accumulated depreciation	$-	$3,957	$9,678	$31,241	$169	$-	$45,045
Net book amount	$10,007	$46,628	$4,078	$2,462	$227	$117	$63,519

GLOBAL SOURCES LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

	Buildings	Leasehold improvements	Computer equipment, software, fixtures, fittings and office equipment and reusable trade show booths	Motor vehicles	Capital work-in- progress	Total

Year ended December 31, 2013
Cost
Opening balance	$27,972	$15,179	$36,439	$373	$2	$79,965
Exchange differences	316	(30)	(631)	3	-	(342)
Additions	24,619	1,628	738	-	62	27,047
Disposals and write off	(5,122)	(4,762)	(1,535)	-	-	(11,419)
Total cost	$47,785	$12,015	$35,011	$376	$64	$95,251

Year ended December 31, 2013
Accumulated depreciation
Opening balance	$2,521	$12,612	$34,167	$223	$-	$49,523
Exchange differences	13	(56)	(625)	1	-	(667)
Additions	974	923	1,545	65	-	3,507
Disposals and write off	(614)	(4,670)	(1,529)	-	-	(6,813)
Total accumulated depreciation	$2,894	$8,809	$33,558	$289	$-	$45,550

Net book amount	$44,891	$3,206	$1,453	$87	$64	$49,701

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

Vita Tower

In 2013, the Group purchased approximately 36,822 square feet of office space in a commercial building situated in Hong Kong S.A.R. The building is situated on land with a lease period of 75 years expiring in 2023, which is renewable for a further 75 years. Depreciation of the property commenced during the year 2013 and the building is being depreciated on a straight-line basis over 50 years.

One Sims Lane

In 2014, the Group purchased approximately 22,496 square feet of office space together with appurtenant roof top accessory lots in a commercial building situated in Singapore. The building is situated on freehold land. There is no depreciation on the land portion of the property. The depreciation on the building portion of the property commenced during the year 2014 and the building portion is being depreciated on a straight-line basis over 50 years.

The carrying amounts of the land and buildings classified as property and equipment, as at December 31, 2014 and December 31, 2013 were as follows:

Property	Carrying amount as at December 31, 2014	Carrying amount as at December 31, 2013

Shenzhen International Chamber of Commerce Tower	$3,834	$3,938
Southmark	$6,019	$6,204
City Point	$10,046	$10,541
Vita Tower	$23,717	$24,208
One Sims Lane	$13,019	$-
	$56,635	$44,891

In 2013, the Group sold their property in Excellence Times Square, Shenzhen, China and recorded a profit on sale of property of $10,953 and related taxes of $2,286 resulting from this transaction.

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

The total carrying amount of the investment properties (note 12) and freehold land and buildings under property and equipment as at December 31, 2014 and December 31, 2013 were $142,181 and $134,506 respectively. The total fair value of these properties as at December 31, 2014 and December 31, 2013 were $242,517 and $229,437 respectively. The fair values of the properties in Hong Kong S.A.R. and China, as at December 31, 2014 and December 31, 2013 were determined by Savills Valuation and Professional Services Limited, Hong Kong and the fair value of the property in Singapore as at December 31, 2014 was determined by Savills Valuation and Professional Services (S) Pte Ltd., using internationally accepted valuation methods.

GLOBAL SOURCES LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

12.           Investment properties

	2014	2013

Cost
Opening balance	$99,626	$106,148
Exchange differences	(2,059)	2,684
Disposals and write off	-	(9,206)
Total cost	$97,567	$99,626

Accumulated Depreciation
Opening balance	10,011	8,771
Exchange differences	(187)	203
Additions	2,197	2,287
Disposals and write off	-	(1,250)
Total accumulated depreciation	$12,021	$10,011

Net book amount	$85,546	$89,615

The information of the properties is detailed in Note 11.

In the case when investment property forms part of a larger property unit, it is distinguished by management on the basis of the area which it occupies in the total area of the property unit. The fair value attributable to investment properties determined based on the properties’ highest and best use as at December 31, 2014 was $159,176 (2013: $161,206).

The table below analyses the fair values of investment properties, by valuation method. The different levels have been defined as follows:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.
•	Level 2: inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices).
•	Level 3: inputs for the asset or liability that are not based on observable market data (that is unobservable inputs).

The following table presents the Group’s investment properties at fair value.

	At 31 December 2014

	Level 1	Level 2	Level 3	Total

Asset
Investment properties	$-	$-	$159,176	$159,176
Total asset	$-	$-	$159,176	$159,176

GLOBAL SOURCES LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

	At 31 December 2013

	Level 1	Level 2	Level 3	Total

Asset
Investment properties	$-	$-	$161,206	$161,206
Total asset	$-	$-	$161,206	$161,206

Level 3 fair values of investment properties have been derived using the income capitalization approach whereby the rental incomes from rental contract for remaining rental periods are capitalized, taking into account the changes in market rents after the expiry of the contracts. The most significant input into this valuation approach is rental yield per square foot.

The rental income from investment properties for the year ended December 31, 2014, 2013 and 2012 was $6,565, $5,972 and $5,663, respectively.

Direct operating expenses for investment properties, which generated rental income for the year ended December 31, 2014, 2013 and 2012 were as follows:

	2014	2013	2012

Insurance	$61	$70	$60
Property tax/services fee	712	785	751
Building maintenance	36	37	49
Business tax	232	214	208
Depreciation	2,197	2,287	1,804
Total expenses	$3,238	$3,393	$2,872

As at December 31, 2014, the contractual obligations relating to the investment property for maintenance was $26.

As at December 31, 2013, the contractual obligations relating to the investment property for renovation and maintenance were $77 and $38 respectively.

As at December 31, 2012, there were no material contractual obligations relating to the investment property for renovation, repairs, maintenance.

GLOBAL SOURCES LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

13.           Intangible assets

	Trademarks	Contractual backlog and others	Non-compete agreements	Goodwill	Computer software	Databases	Total

Year ended December 31, 2014
Cost
Opening balance	$26,638	$-	$3,148	$9,488	$-	$263	$39,537
Exchange differences	-	-	-	-	(27)	-	(27)
Additions	13,988	2,474	112	8,984	515	-	26,073
Write-off	-	(2,474)	(1,502)	-	-	(263)	(4,239)
Total cost	$40,626	$-	$1,758	$18,472	$488	$-	$61,344

Year ended December 31, 2014
Accumulated amortization and impairment
Opening balance	$8,414	$-	$2,446	$6,991	$-	$263	$18,114
Exchange differences	-	-	-	-	(1)	-	(1)
Additions	4,408	2,474	594	-	20	-	7,496
Impairment charge	2,238	-	4	-	-	-	2,242
Write-off	-	(2,474)	(1,502)	-	-	(263)	(4,239)
Total accumulated amortization and impairment	$15,060	$-	$1,542	$6,991	$19	$-	$23,612

Net book amount	$25,566	$-	$216	$11,481	$469	$-	$37,732

Year ended December 31, 2013
Cost
Opening balance	$26,638	$-	$3,523	$9,488	$-	$300	$39,949
Additions	-	-	84	-	-	-	84
Write-off	-	-	(459)	-	-	(37)	(496)
Total cost	$26,638	$-	$3,148	$9,488	$-	$263	$39,537

Year ended December 31, 2013
Accumulated amortization and impairment
Opening balance	$2,548	$-	$2,154	$2,011	$-	$100	$6,813
Additions	2,324	-	748	-	-	163	3,235
Impairment charge	3,542	-	3	4,980	-	-	8,525
Write-off	-	-	(459)	-	-	-	(459)
Total accumulated amortization and impairment	$8,414	$-	$2,446	$6,991	$-	$263	$18,114

Net book amount	$18,224	$-	$702	$2,497	$-	$-	$21,423

The Group has recognized intangible assets relating to non-compete agreements with its former employees and former team members at fair values as discussed in note 2.15 (b) and note 21. The Group amortizes these intangible assets on straight-line basis over the non-compete term which is specified in the award. Included in additions to trademarks and contractual backlog and others are assets acquired in business combination discussed note 28.

The amortization expense was included under general and administration expenses in the consolidated income statements.

GLOBAL SOURCES LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

Impairment test for goodwill/trademarks:

Goodwill is allocated to the Group’s cash-generating units (‘CGUs’) identified according to operating segments. An operating segment-level summary of the goodwill allocation is:

	December 31, 2014	December 31, 2013

Exhibitions, eMedia South China Limited	$2,497	$2,497
Exhibitions, Topranch Limited	8,984	-
Net book amount	$11,481	$2,497

The recoverable amount of CGU has been determined based on value-in-use calculations. These calculations use cash flow projections by management covering a five-year period. Cash flows beyond the five-year period are extrapolated using the estimated growth rates. The growth rate did not exceed the long-term average growth rate for the business in which the CGU operates.

Exhibitions, Shenzhen PRC:

Key assumptions used for value-in-use calculations in 2014 and 2013 are as follows:

eMedia South China Limited

•	Revenue growth rate of average 1% (2013: 2%)

•	Pre-tax discount rate of 22% (2013: 22%) applied to the pre-tax cash flow projections

•	Growth rate beyond five years of 1.5% (2013: 1.5%)

These above assumptions have been used for the analysis of the CGU within the operating segment.

Management determined revenue growth rate based on past performance and its expectations of market developments. The discount rates used reflect specific risks relating to the relevant operating segment.

There was no impairment to goodwill for eMedia South China Limited at December 31, 2014 and December 31, 2013. In addition, there were no indicators of impairment for the trademark relating to eMedia South China Limited at December 31, 2014. The Group also re-assessed the useful lives of the trademarks and determined that no change in the useful lives was required in 2014.

Topranch Limited:

•	Revenue growth of average 5%

•	Pre-tax discount rate of 21% applied to the pre-tax cash flow projections

•	Growth rate beyond five years of 1.5%

These above assumptions have been used for the analysis of the CGU within the operating segment.

Management determined revenue growth rate based on past performance and its expectations of market developments. The discount rates used reflect specific risks relating to the relevant operating segment.

There was no impairment to goodwill for Topranch Limited at December 31, 2014. In addition, there were no indicators of impairment for the trademark relating to Topranch Limited at December 31, 2014. The Group also re-assessed the useful lives of the trademarks and determined that no change in the useful lives was required in 2014.

GLOBAL SOURCES LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

Haoji Group:

Due to continuing decline in economic climate in China especially in high fashion industry section and other factors, the Group noted a decline in booth sales for the 2014 event. Accordingly, management performed an impairment review of the Haoji Group CGU as at June 30, 2014. This review revealed a slow sales trend and a shortfall in the future cash flows to support the recoverability of the carrying value of the Haoji Group exhibition business. The cash flow projections used by management cover a five year period. Cashflows beyond the five year period are computed using estimated growth rates. Based on the review, the Group recorded a total impairment of $2,238 (2013: $3,542; 2012: nil) to trademark in the consolidated income statement for year ended December 31, 2014. The goodwill of $4,980 relating to Haoji Group business was fully impaired as at December 31, 2013. The Group also re-assessed the useful lives of the trademark and determined that no change in the useful life was required in 2014.

Key assumptions used for value-in-use calculation in 2014 and 2013 are as follows:

•	Revenue growth of average 12% (2013: 16%).

•	Pre-tax discount rate of 21% (2013: 22%) applied to the pre-tax cash flow projections

•	Growth rate beyond five years of 1.5% (2013: 1.5%)

Management determined revenue growth rates based on past performance and its expectations of market developments. The discount rates used reflect specific risks relating to the relevant operating segment.

Online and other media business, EDN:

During the year ended December 31, 2012, the Group recorded impairment of $1,355 to goodwill due to more than anticipated softening of the print advertising business. The goodwill relating to EDN business was $nil as at December 31, 2012.

14.           Financial assets, available-for-sale and long term investments

(a)           Financial assets, available-for-sale

	2014	2013

At January 1	$6,367	$7,472
Purchases during the year	2,640	63
Disposals	(5,183)	(1,294)
Exchange differences	(13)	65
Fair value gains recognized in other comprehensive income	141	61
At December 31	$3,952	$6,367

GLOBAL SOURCES LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

Financial assets, available-for-sale include the followings:

	December 31,	December 31,
	2014	2013

Listed securities:
Quoted money market debt instruments	$3,952	$6,367
	$3,952	$6,367

The maximum exposure to credit risk at the reporting date is the carrying value of the debt securities classified as available for sale.

None of these financial assets are either past due or impaired (2013: nil).

(b)           Long term investment

As at December 31, 2014 and December 31, 2013, the Company holds equity instruments carried at $100 in a privately held unaffiliated electronic commerce company for business and strategic purposes. The investment is accounted for under the cost method since the ownership is less than 20%, the Company does not have the ability to exercise significant influence over the investee and the fair value cannot be reliably measured. The Company’s policy is to regularly review the carrying values of the non-quoted investments and to identify and provide for when circumstances indicate impairment other than a temporary decline in the carrying values of such assets has occurred.

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
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

15.           Deferred tax

Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current income tax assets against current income tax liabilities and when the deferred income taxes relate to the same fiscal authority. The amounts, determined after appropriate offsetting, are shown on the balance sheets as follows:

	December 31, 2014	December 31, 2013

Deferred tax assets:
Deferred tax asset to be recovered after more than 12 months	$8	$4
Deferred tax assets to be recovered within 12 months	188	94
	$196	$98

Deferred tax liabilities:
Deferred tax liabilities to be settled after more than 12 months	$5,340	$3,787
Deferred tax liabilities to be settled within 12 months	1,502	804
	$6,842	$4,591

The gross movement on the deferred income tax account is as follows:

	December 31, 2014	December 31, 2013

At January 1	$(4,493)	$(5,846)
Credited to consolidated income statement	1,962	1,353
Acquisition of business	(4,115)	-
At December 31	$(6,646)	$(4,493)

The movement in deferred income tax assets and liabilities during the year, without taking into consideration the offsetting of balances within the same tax jurisdiction, is as follows:

Deferred tax assets	Provisions and expenses	Tax losses	Other	Total

At January 1, 2012	$370	$13	$39	$422
(Charged)/credited to the consolidated income statement	(183)	(13)	18	(178)
At December 31, 2012	$187	$-	$57	$244

Charged to the consolidated income statement	(89)	-	(57)	(146)
At December 31, 2013	$98	$-	$-	$98

(Charged)/credited to the consolidated income statement	(90)	428	-	338
At December 31, 2014	$8	$428	$-	$436

GLOBAL SOURCES LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

Deferred tax liabilities	Accelerated tax depreciation	Withholding tax on unremitted profits	Fair value adjustments on acquisition of business	Total

At January 1, 2012	$158	$-	$1,449	$1,607
Acquisition of business	-	-	5,098	5,098
Credited to the consolidated income statement	(58)	-	(557)	(615)
At December 31, 2012	$100	$-	$5,990	$6,090

Credited to the consolidated income statement	(40)	-	(1,459)	(1,499)
At December 31, 2013	$60	$-	$4,531	$4,591

Acquisition of business	-	-	4,115	4,115
Charged/(credited) to the consolidated income statement	203	445	(2,272)	(1,624)
At December 31, 2014	$263	$445	$6,374	$7,082

Deferred income tax assets are recognized for tax loss carry-forwards to the extent that the realization of the related tax benefit through future taxable profits is probable. The Group did not recognize deferred income tax assets of $9,552 (December 31 2013: $9,117) in respect of losses amounting to $33,958 (December 31, 2013: $32,058) that can be carried forward against future taxable income. Losses amounting to $29,940 (December 31, 2013: $28,171) expire by 2023, and the remaining losses have no expiry date. In 2014, $nil (2013: $7,721) of previously unrecognized losses were utilized in relation to the taxable profits arising from the sale of investment properties in note 12.

16.           Prepaid expenses and other current assets

	December 31, 2014	December 31, 2013

Non-current portion:
Club memberships	$216	$216
Deferred expenses - exhibition (ii)	717	1,218
Rental, utility and other deposits	175	332
	$1,108	$1,766

Current portion:
Unsecured employee loans (i)	$30	$19
Prepaid expenses	1,434	1,542
Deferred expenses (ii)	14,478	14,016
Other current assets	1,085	2,967
	$17,027	$18,544

(i)	The loans for the lease of residence are unsecured, interest free and are repayable in equal monthly installments over the period of the lease, typically less than or equal to twelve months.

There were no loans due from the Company’s directors and executive officers as at December 31, 2014 and December 31, 2013.

GLOBAL SOURCES LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

(ii)	Deferred expenses relate to deferred commission expenses and direct event production costs for exhibition events to be held in future periods.

The fair value of club membership, employee loans and other receivables at the reporting date approximates its carrying value of each asset mentioned above.

17.           Inventories

	December 31, 2014	December 31, 2013

Stock of paper, at cost	$154	$266
	$154	$266

The cost of inventories recognized as expense and included in community and content amounted to $305 and $468 for the years ended December 31, 2014 and 2013, respectively.

18.           Accounts receivable and receivables from sales representatives

	December 31, 2014	December 31, 2013

Accounts receivable	$2,560	$3,598
Less: provision for impairment of accounts receivable	(291)	(476)
Accounts receivable – net	2,269	3,122
Receivables from sales representatives	7,900	10,630
	$10,169	$13,752

The fair values of accounts receivable and receivables from sales representatives are as follows:

	December 31, 2014	December 31, 2013

Accounts receivable	$2,269	$3,122
Receivables from sales representatives	7,900	10,630
	$10,169	$13,752

As at December 31, 2014 and December 31, 2013, receivables from sales representatives of $7,900 and $10,630, respectively, were neither past due nor impaired. The receivables from sale representatives represent cash receipts from the Group's customers, net of commissions and fees payable, and which are collected by the independent sales representatives on behalf of the Group. These cash receipts are banked into designated bank accounts owned by the independent sales representatives in China. For credit risk management purposes, the Group's employees are the only authorized signatories for the withdrawal of cash from these bank accounts. The majority of these independent sales representatives have long standing relationships with the Group, and for whom there is no recent history of default.

GLOBAL SOURCES LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

As at December 31, 2014 and December 31, 2013 accounts receivable of $2,269 and $3,122, respectively were past due but not impaired. The aging analysis of these accounts receivable is as follows:

	December 31, 2014	December 31, 2013

Up to 3 months	$1,772	$2,420
3 to 6 months	434	468
Over 6 months	63	234
	$2,269	$3,122

As at December 31, 2014 and December 31, 2013, the gross trade receivable of $291 and $476, respectively, were impaired and provided for. The individually impaired receivable mainly relate to certain customers for online and other media services, which are in unexpectedly difficult economic situations.

The aging of these accounts receivable is as follows:

	December 31, 2014	December 31, 2013

Up to 3 months	$81	$116
3 to 6 months	99	109
Over 6 months	111	251
	$291	$476

Movements on the Group’s provision for impairment of accounts receivable are as follows:

	December 31, 2014	December 31, 2013

At January 1	$476	$532
Provision for receivable impairment	166	30
Receivables written off during the year as uncollectible	(351)	(86)
At December 31	$291	$476

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

GLOBAL SOURCES LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

19.	Cash, bank balances, term deposits with banks and financial assets, available-for-sale

	December 31, 2014	December 31, 2013

Cash at bank and on hand	$33,231	$26,070
U.S. Treasury securities with original maturities of less than three months	-	13,246
Term deposits with original maturities of three months or less...	56,992	98,043
Cash and cash equivalents	90,223	137,359

Quoted money market debt instruments	3,952	6,367

Financial assets available-for-sale	3,952	6,367

Term deposits with original maturities of over three months	4,285	106
Total	$98,460	$143,832

20.           Share capital and treasury shares

	Number of common shares		Amount
	Issued share capital	Treasury shares	Issued share capital	Treasury shares	Share premium
At January 1, 2012	51,789,948	(17,996,000)	$518	$(150,089)	$39,985
Issuance of common shares under Equity Compensation Plans	275,415	-	3	-	-
At December 31, 2012	52,065,363	(17,996,000)	$521	$(150,089)	$39,985
Issuance of common shares under Equity Compensation Plans	416,408	-	4	-	-
At December 31, 2013	52,481,771	(17,996,000)	$525	$(150,089)	$39,985
Issuance of common shares under Equity Compensation Plans	420,456	-	4	-	-
Common shares	-	(5,000,000)	-	(50,000)	-
At December 31, 2014	52,902,227	(22,996,000)	$529	$(200,089)	$39,985

The authorized share capital of the Company as at December 31, 2014 and December 31, 2013 is 75,000,000 common shares of $0.01 par value. As at December 31, 2014 and December 31, 2013, the Company has 29,906,227 and 34,485,771 common shares outstanding, respectively. The share premium of $39,985 as at December 31, 2014 and December 31, 2013 is recognized under capital reserves in Note 22.

On February 4, 2008, the Board of Directors of the Company authorized a program to buy back up to $50,000 worth of common shares. The Company may, from time to time, as business conditions warrant, purchase shares in the open market or through private transactions. The buyback program does not obligate the Company to buyback any specific number of shares and may be suspended or terminated at any time at management’s discretion. The timing and amount of any buyback of shares will be determined by management based on its evaluation of market conditions and other factors. As at December 31, 2014 and December 31, 2013, the Company has not bought back any of its shares under this program.

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

On March 11, 2014, the Board of Directors of the Company authorized the repurchase of 5,000,000 of its common shares by tender offer at purchase price of $10.00 per share. The Company completed the repurchase in June 2014 and paid a total purchase consideration of $50,000. The Company is holding the repurchased shares as treasury shares.

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

The ECP 2007 Master Plan was approved by the Company’s shareholders on May 8, 2006. The ECP 2007 Master Plan commenced with effect on January 1, 2007 and, unless terminated earlier by the Company’s Board of Directors, will expire on December 31, 2017. The Group’s employees, directors, consultants and the Group’s independent contractors’ employees are eligible to be awarded grants of the Company’s common shares under the ECP 2007 Master Plan. The grantees and the number of shares to be awarded, and the vesting rules and other terms and conditions, are to be as determined by the Plan Committee, which is authorized under the ECP 2007 Master Plan to issue supplementary or subsidiary documents to set out and evidence such vesting rules and other terms and conditions. The total number of shares to be issued under the ECP 2007 Master Plan is subject to a limit of 3,000,000 common shares which was subsequently increased in 2014 to 6,000,000 common shares, by an amendment to the ECP 2007 Master Plan.

GLOBAL SOURCES LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

On November 7, 2006, the Company filed a Form S-8 Registration Statement under the Securities Act of 1933, with the U.S. Securities and Exchange Commission, for up to 3,000,000 common shares to be issued under the ECP 2007 Master Plan. Subsequently on March 5, 2015 the Company filed a Form S-8 Registration Statement under Securities Act of 1933, with the U.S. Securities and Exchange Commission, for up to 2,849,269 shares to be issued under the amended ECP 2007 Master Plan.

(a)	Share grants to employees and team members

The Equity Compensation Plan committee approved and made several share awards/ options under the plans ECP I, ECP II, ECP III, ECP IV and ECP VII. All the share awards/ options under these plans have fully vested. The non-cash compensation expenses associated with these awards have been recognized over the vesting terms of the awards from their respective award dates.

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

On March 6, 2007, the Plan Committee approved and issued ‘The Global Sources Share Grant Award Plan’ as a supplementary or subsidiary document to the ECP 2007 Master Plan. Under the plan, the Plan Committee is to determine who will be granted awards of shares and the number of shares to be awarded to them, and the vesting schedule for such awards. The plan commenced with effect on March 6, 2007, and will terminate upon the expiration or termination of the ECP 2007 Master Plan, or upon the liquidation of the Company, or upon termination by the Plan Committee, whichever is the earliest to occur. The Plan Committee approved awards of common shares under the plan during the years 2007 to 2014 to employees and team members (consultants and the employees of third party independent contractors). The non-cash compensation expenses associated with the awards are recognized over the six year vesting term of the award.

On April 24, 2009, the Plan Committee approved and issued ‘The Global Sources Directors Share Grant Award Plan’ as a supplementary or subsidiary document to the ECP 2007 Master Plan. Persons eligible to receive grants under the plan are directors of the Company. Under the plan, the Plan Committee is to determine who amongst the directors of the Company will be granted awards of shares and the number of shares to be awarded to them. Any shares awarded will not vest immediately, but only at the end of four years after such effective date as may be specified by the Plan Committee (or in accordance with such other vesting schedule as may be determined by the Plan Committee). The plan commenced with effect on April 24, 2009, and will terminate upon the expiration or termination of the ECP 2007 Master Plan, or upon the liquidation of the Company, or upon termination by the Plan Committee, whichever is the earliest to occur. The Plan Committee awarded 21,000 common shares (comprising 3,000 common shares each to seven directors of the Company), 21,000 common shares (comprising 3,000 common shares each to seven directors of the

GLOBAL SOURCES LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

Company), 19,500 common shares (comprising 3,000 common shares each to six directors and 1,500 to one director) to the seven directors of the Company, 1,500 common shares (to one director), 21,000 common shares (comprising 3,000 common shares each to seven directors), 21,000 common shares (comprising 3,000 common shares each to seven directors) and 21,000 common shares (comprising 3,000 common shares each to seven directors) in January 2014, January 2013, January 2012, June 2011, January 2011, January 2010 and June 2009, respectively. The non-cash compensation expenses as at December 31, 2012, associated with the awards under the plan are recognized over the four year vesting term of the award.

As at December 31, 2014 and December 31, 2013, there was $4,105 and $4,059, respectively, of unrecognized non-cash compensation cost associated with the awards under the above ECP plans, excluding the awards under ECP VI, and The Global Sources Retention Share Grant Plan and The Global Sources Retention Share Grant Plan II, which are expected to be recognized over the next six years.

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

On March 6, 2007, the Plan Committee approved and issued ‘The Global Sources Retention Share Grant Plan’ as a supplementary or subsidiary document to the ECP 2007 Master Plan. Persons eligible to receive grants under the plan are persons who have been the employees and team members for at least five years, who retire ‘in good standing’ (as determined by the Plan Committee), and who would otherwise have their unvested shares (under any applicable equity compensation plans) forfeited upon retirement. The Plan Committee is to determine who amongst eligible persons will be granted awards of common shares. The number of common shares to be awarded to such grantees is calculated according to a formula defined in the plan, and will vest in equal installments over a period of five years after retirement, subject to certain non-compete terms and the grantees remaining ‘in good standing’. There is no other vesting conditions other than the non-compete terms. The plan commenced with effect from March 6, 2007, and will terminate upon the expiration or termination of the ECP 2007 Master Plan, or upon the liquidation of the Company, or upon termination by the Plan Committee, whichever is the earliest to occur. The Plan Committee approved awards of common shares under the plan during 2007 to 2014.

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

GLOBAL SOURCES LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

As at December 31, 2014 and December 31, 2013, there was $216 and $702 balance of intangible asset, respectively, associated with the awards under the ECP VI, The Global Sources Retention Share Grant Plan and The Global Sources Retention Share Grant Plan II which is expected to be amortized over the next five years. During the year ended December 31, 2014 the Company recorded $594 (2013: $748 and 2012: $751) amortization of intangible assets associated with the awards under these plans.

GLOBAL SOURCES LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

The Company’s non-vested shares as at December 31, 2014 and changes during the year ended December 31, 2014 were as follows:

	ECP V Grant Plan		ECP VI Grant Plan		The Global Sources Share Grant Award Plan		The Global Sources Retention Share Grant Plan and the Global Sources Retention Share Grant Plan II		The Global Sources Directors Share Grant Award Plan
	Number of shares	Weighted average grant date fair value	Number of shares	Weighted average grant date fair value	Number of shares	Weighted average grant date fair value	Number of shares	Weighted average grant date fair value	Number of shares	Weighted average grant date fair value

Non-vested at January 1, 2014	15,000	$5.46	1,500	$7.42	1,432,473	$7.70	200,339	$7.36	84,000	$7.33
Granted	-	-	-	-	303,916	8.21	44,260	7.36	21,000	7.57
Vested	(2,000)	8.66	-	-	(302,579)	9.04	(96,832)	7.66	(21,000)	6.63
Forfeited	-	-	(1,500)	7.42	(47,935)	7.53	-	-	-	-
Non-vested at December 31, 2014	13,000	$4.97	-	$-	1,385,875	$7.52	147,767	$7.17	84,000	$7.57

Non-vested at January 1, 2013	18,100	$5.75	1,500	$7.42	1,439,836	$8.25	280,297	$7.43	84,000	$7.40
Granted	-	-	-	-	314,352	7.57	19,430	7.52	21,000	7.36
Vested	(3,100)	7.11	-	-	(296,477)	10.28	(98,834)	7.58	(21,000)	7.62
Forfeited	-	-	-	-	(25,238)	7.58	(554)	9.38	-	-
Non-vested at December 31, 2013	15,000	$5.46	1,500	$7.42	1,432,473	$7.70	200,339	$7.36	84,000	$7.33

As at December 31, 2014 and December 31, 2013, there were no non-vested shares under ECP VII Grant Plan.

GLOBAL SOURCES LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

The total fair value of shares vested during the years ended December 31, 2014 and 2013 were as follows:

Year ended December 31,	ECP V Grant Plan	ECP VI Grant Plan	The Global Sources Share Grant Award Plan	The Global Sources Retention Share Grant Plan and the Global Sources Retention Share Grant Plan II	The Global Sources Directors Share Grant Award Plan	Total

2014	$14	$-	$2,460	$739	$171	$3,384
2013	$24	$-	$1,922	$694	$136	$2,776

During the years ended December 31, 2014 and 2013, there were no shares vested under ECP VII Grant Plan.

Non-cash compensation expenses associated with the employee and team member Equity Compensation Plans and Global Sources Directors Share Grant Award Plan included under various categories of operating expenses are approximately as follows: sales: $409 (2013: $539; 2012: $565), community and content: $16 (2013: $43; 2012: $70), general and administrative $1,215 (2013: $1,340; 2012: $1,524), and information and technology: $217 (2013: $248; 2012: $250).

GLOBAL SOURCES LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

22.           Other reserves

	Accumulated other comprehensive income
	Fair value reserve	Currency translation reserve	Capital reserve	Total
At January 1, 2014	$8	$9,846	$152,096	$161,950
Fair value gains (Note 14)	141	-	-	141
Reclassification to income statement on disposal of available-for-sale financial asset	(11)	-	-	(11)
Currency translation differences	-	(2,832)	-	(2,832)
Less: Share of non-controlling interests	(54)	83	-	29
Non-cash compensation.	-	-	1,857	1,857
Capitalization of intangible assets relating to share grants for non-compete agreements, net (Note 13)	-	-	112	112
Issuance of shares	-	-	(4)	(4)
At December 31, 2014	$84	$7,097	$154,061	$161,242
At January 1, 2013	$33	$6,750	$149,846	$156,629
Fair value gains (Note 14)	61	-	-	61
Reclassification to income statement on disposal of available-for-sale financial asset	(64)	-	-	(64)
Currency translation differences	-	3,170	-	3,170
Less: Share of non-controlling interests	(22)	(74)	-	(96)
Non-cash compensation	-	-	2,170	2,170
Capitalization of intangible assets relating to share grants for non-compete agreements, net (Note 13)	-	-	84	84
Issuance of shares	-	-	(4)	(4)
At December 31, 2013	$8	$9,846	$152,096	$161,950

GLOBAL SOURCES LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

23.           Deferred income and customer prepayments

	December 31, 2014	December 31, 2013

Non-current portion:
Advertising	$644	$664
Exhibitions	3,327	4,996
	$3,971	$5,660

Current portion:
Advertising	38,429	44,251
Exhibitions, subscription and others	46,440	40,453
	$84,869	$84,704

24.           Accrued liabilities

	December 31, 2014	December 31, 2013

Salaries, wages and commissions	$1,730	$2,152
Retirement defined contribution accruals	1,587	1,563
Liabilities for incentive plan	1,939	1,824
Printing, paper and bulk mailing costs	133	46
Sales commissions and fees to third parties	2,468	3,787
Business taxes	3,695	4,489
Barter payables	3,656	2,837
Others	3,892	2,468
	$19,100	$19,166

25.           Commitments

(a)           Capital commitment

Capital expenditure contracted for at the end of the reporting period but not yet incurred is as follows:

	2014	2013

Purchase of property and equipment	$168	$205
Total	$168	$205

(b)           Operating lease commitments - group company as lessee

The Group leases office facilities and exhibition venues under cancellable and non-cancellable operating leases generally with an option to renew upon expiry of the lease term.

In 2012 and again in 2014, the Group entered into venue license agreements for future exhibition events from 2015 to 2018 amounting to a gross value of approximately $46,231. All the above agreements are cancellable under force majeure or other specified conditions, or upon notice and payment of cancellation charges to the other party. The amounts paid will be expensed when the related events are held. As at December 31, 2014, the Group paid approximately, in aggregate, $5,444 for the above agreements. The lease term of the venue license agreements entered in 2007 and 2010 with gross value of US$ 64,386 as at December 31, 2013 has ended in 2014.

GLOBAL SOURCES LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

The future aggregate minimum lease rental payments under non-cancellable operating leases for office premises are as follows:

	2014	2013

No later than 1 year	$348	$599
Later than 1 year and no later than 5 years	300	85
Total	$648	$684

(c)	Operating lease commitments - group company as lessor

The Group leases out office premises to non-related companies under non-cancellable operating leases. The future aggregate lease payments receivable under non-cancellable operating leases for office premises are as follows:

	2014	2013

No later than 1 year	$5,286	$3,897
Later than 1 year and no later than 5 years	3,898	2,844
Later than 5 years	297	-
Total	$9,481	$6,741

26.           Contingencies

From time to time the Group is involved in litigation in the normal course of business. While the results of such litigation and claims cannot be predicted with certainty, the Group is of the view that the probability is remote that the outcome of the outstanding litigation and the claims will individually, and in aggregate, have a material adverse effect on the Group’s consolidated financial position, results of operation and cash flows.

27.           Related party transactions

There were no material related party transactions during the year 2014 and 2013, except for the compensation paid or payable to key management for employee services is shown below:

	2014	2013	2012

Wages, salaries, bonus, fees and other short-term benefits	$2,362	$2,561	$2,194
Non-cash compensation expenses	1,267	998	718
Total	$3,629	$3,559	$2,912

GLOBAL SOURCES LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

28.           Business combinations

In April 2013, Trade Media Holdings Limited (as subsidiary of the Group) entered into an agreement to acquire 100% interest in Topranch Limited, a company incorporated in British Virgin Islands, subject to closing conditions. The completion date of the transaction was January 1, 2014.

Topranch Limited through its subsidiaries hosts The Shenzhen International Machinery Manufacturing Industry Exhibition and its related shows (“SIMM machinery shows”) which currently consist of two groups of co-located trade shows: (a) the Shenzhen International Machining Automation Exhibition and the Shenzhen International Metal Forming Machine Tool & Mould Exhibition (collectively, the “Group A SIMM Events”); and (b) the Shenzhen International Metal Cutting Machine Tool Exhibition (the “Group B SIMM Events”).

Topranch Limited through its subsidiaries owns a 70% interest in Group A SIMM Events and a 56% interest in Group B SIMM Events. These events are held annually in Shenzhen, China. The Group’s ownership interest in these events will further assist the Group to establish a strong presence in a fast-growing market in mainland China and will enable the Group to take advantage of the market opportunities.

The total consideration for this acquisition was $16,326. An initial deposit of $2,168 was paid in 2013 and the second instalment of $10,849 was paid in April 2014. The balance consideration of $3,309 is payable in cash over several instalments if SIMM machinery shows achieve consistent level of profit before taxes in 2014 as compared to 2013, revenue for 2014 being not less than 60% of 2013 revenue and average profit before tax increase by 11% or more for years 2015 to 2016 compared to 2013. The range of undiscounted outcomes under this arrangement is between $nil and $3,614.

The Group accounted for this acquisition as a business combination. The results of operation for Topranch and its subsidiaries have been consolidated with effect from the acquisition date of January 1, 2014.

Consideration
Cash consideration	$16,326

Effects on cash flow of the Group
Cash paid	13,017
Contingent consideration payable over next three years	3,309
Total consideration (as above)	16,326
Less : Cash and cash equivalents in subsidiaries acquired	(3,998)
12,328
Cash outflow in year 2013 and 2014	9,019
Expected cash outflow over next three years	3,309
Cash outflow on acquisition	12,328

Recognized amounts of identifiable assets
acquired and liabilities assumed
Cash and cash equivalents	3,998
Prepaid expenses and other current assets	55
Property and equipment	195
Deferred income tax assets	94
Other non-current assets	38
Contractual backlogs	2,474
Trademarks	13,988
Goodwill	8,984
29,826

GLOBAL SOURCES LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

Accounts payable	$18
Deferred income and customer prepayments	4,615
Accruals	7
Deferred tax liabilities	4,115
8,755
Less : Non-controlling interest	4,745
Total	16,326

The goodwill of $8,984 arising from the acquisition is attributable the acquired workforce and marketing network.

The fair value of the trademarks and contractual backlogs is determined using an excess earning method that is based on management forecasts and observable market data for discount rates, tax rates and foreign exchange rates. The present value is calculated using a risk-adjusted discount rate of 15%.

Acquisition related costs included in general and administrative expenses in consolidated income statements for years ended December 31, 2014 and 2013 were nil and $231, respectively. In addition, there is a potential obligation to pay not more than approximately $1,156 for transaction cost, which will be expensed upon payment.

The contingent consideration of $3,309 was measured at fair value on the date of acquisition by applying the income approach and held as a financial liability on the balance sheet. This is a level 3 fair value measurement. The fair value estimates are based on a discount rate of 6% and estimated revenue and/or average profit before tax for the relevant period as at date of acquisition. As at December 31, 2014, the amount recognized as contingent consideration was unchanged based on the most recent management estimates and actual performance of SIMM machinery shows in 2014.

The Group has chosen to recognize the non-controlling interest for this acquisition based on their proportionate share of the identifiable net assets of the acquiree.

The acquired subsidiaries contributed revenue of $8,822 and net profit of $158 to the shareholders of the group from January 1, 2014 to December 31, 2014.

29.           Recent accounting pronouncements

New standards, amendments and interpretations issued that are effective for future financial periods:

•
  IFRS 15, ‘Revenue from contracts with customers’ deals with revenue recognition and establishes principles for reporting useful information to users of financial statements about the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. Revenue is recognized when a customer obtains control of a goods or service and thus has the ability to direct the use and obtain the benefits from the goods or service. The standard replaces IAS 18 ‘Revenue’ and IAS 11 ‘Construction contracts’
  and related interpretations. The standard is effective for annual periods beginning on or after 1 January 2017 and earlier application is permitted. The Group is currently assessing the impact of the adoption of IFRS 15 on its financial statements.

GLOBAL SOURCES LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

•
  IFRS 9, ‘Financial instruments’, addresses the classification, measurement and recognition of financial assets and financial liabilities. The complete version of IFRS 9 was issued in July
  2014. It replaces the guidance in IAS 39 that relates to the classification and measurement of financial instruments. IFRS 9 retains but simplifies the mixed measurement model and establishes three primary measurement categories for financial assets: amortized cost, fair value through OCI and fair value through P&L. The basis of classification depends on the entity’s business model and the contractual cash flow characteristics of the financial asset. Investments in equity instruments are required to be measured at fair value through profit or loss with the irrevocable option at inception to present changes in fair value in OCI not recycling. There is now a new expected credit losses model that replaces the incurred loss impairment model used in IAS 39. For financial liabilities there were no changes to classification and measurement except for the recognition of changes in own credit risk in other comprehensive income, for liabilities designated at fair value through profit or loss. IFRS 9 relaxes the requirements for hedge effectiveness by replacing the bright line hedge effectiveness tests. It requires an economic relationship between the hedged item and hedging instrument and for the ‘hedged ratio’ to be the same as the one management actually use for risk management purposes. Contemporaneous documentation is still required but is different to that currently prepared under IAS 39. The standard is effective for accounting periods beginning on or after 1 January 2018. Early adoption is permitted. The Group is currently assessing the impact of the adoption of IFRS 9 on its financial statements.

There are no other IFRSs or IFRIC interpretations that are not yet effective that would be expected to have a material impact on the Group.

ITEM 9.	THE OFFER AND LISTING

Price history of stock

The following table sets forth the high and low sale prices for our common shares for the periods indicated, as adjusted for the one for ten bonus share issues announced on February 16, 2004, March 1, 2005, March 6, 2006, March 5, 2007, December 20, 2007 and on February 12, 2009.

Period	High	Low
Year 2010	$11.04	$6.00
Year 2011	$12.78	$4.81
Year 2012	$7.37	$4.90
Year 2013	$8.48	$5.55
Year 2014	$9.18	$6.08
First Quarter 2013	$8.48	$6.43
Second Quarter 2013	$7.58	$5.55
Third Quarter 2013	$7.75	$6.06
Fourth Quarter 2013	$8.25	$6.95
First Quarter 2014	$9.11	$6.26
Second Quarter 2014	$9.18	$7.72
Third Quarter 2014	$8.35	$6.61
Fourth Quarter 2014	$7.50	$6.08
First Quarter 2015	$6.47	$5.07
October 2014	$7.50	$6.13
November 2014	$7.42	$6.45
December 2014	$6.75	$6.08
January 2015	$6.47	$5.81
February 2015	$6.03	$5.46
March 2015	$5.99	$5.07

Markets

Our shares are listed and traded under the symbol “GSOL” on the Nasdaq Global Select Market.

ITEM 10.	ADDITIONAL INFORMATION

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

Description of Shareholder Rights Attaching to Our Common Shares

The Company is registered with the Registrar of Companies in Bermuda with registration number 27310. It has the usual objects and powers of a Bermuda exempt company, found in clauses 6 and 7 of its memorandum of association, empowering it to, among other things, deal in goods of all kinds, and to acquire, hold and dispose of all forms of real property outside Bermuda, and personal property worldwide, including intellectual property. Our authorized share capital is $750,000 divided into 75,000,000 common shares of par value $0.01 each. As of February 28, 2015, we had a total of 53,214,703 common shares issued, comprised of 30,218,703 common shares outstanding and 22,996,000 common shares held as treasury shares.

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

•
  Our issued and outstanding common shares are fully paid and non-assessable.  Non-assessable means, in relation to fully-paid shares of a company and subject to any contrary provision in any agreement in writing between such company and the holder of shares, that no shareholder shall be obliged to contribute further amounts to the capital of the company, either in order to complete payment for its shares, to satisfy claims of creditors of the company, or otherwise;
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

•
  the realizable value of our assets after such payment or distribution would be less than our liabilities. (However, in order to avoid the possibility of an unauthorised reduction of capital, a company should act as if the old limitation of section 54(1)(b) of the Companies Act applied, i.e., a company should not declare or pay a dividend, or make a distribution out of contributed surplus, if there are reasonable grounds for believing that the company is, or would after the payment be, unable to pay its liabilities as they become due, or the realizable value of its assets would thereby be less than the aggregate of its liabilities and its issued share capital and share premium accounts.)

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

As of February 28, 2015, we had a total of 53,214,703 common shares issued, comprised of 30,218,703 common shares outstanding and 22,996,000 common shares held by the Company as treasury shares; all of our issued common shares were fully paid; and apart from the common shares held as treasury shares, no other shares of the Company were held by the Company or its subsidiaries.

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

Dividend Rights

Under Bermuda law, a company may declare and pay a dividend or make a distribution out of contributed surplus unless there are reasonable grounds for believing that the company is, or after the payment would be, unable to pay its liabilities as they become due or that the realizable value of the company’s assets would thereby be less than its liabilities. (However, in order to avoid the possibility of an unauthorised reduction of capital, a company should act as if the old limitation of section 54(1)(b) of the Companies Act applied, i.e., a company should not declare or pay a dividend or make a distribution out of contributed surplus, if there are reasonable grounds for believing that the company is, or would after the payment be, unable to pay its liabilities as they become due, or the realizable value of the company’s assets would thereby be less than the aggregate of its liabilities and its issued share capital and share premium accounts.)

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

Purchase by the Company of its Own Common Shares

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

However, to the extent that any premium is payable on the purchase, the premium must be provided out of the funds of a company that would otherwise be available for dividend or distribution or out of a company’s share premium account. Any common shares purchased by a company are treated as cancelled and the amount of the company’s issued capital is diminished by the nominal value of the shares accordingly but shall not be taken as reducing the amount of the company’s authorized share capital. However, a company may also purchase its own shares, to be held as treasury shares, if authorized to do so by its memorandum of association or bye-laws. A proposed resolution for the amendment of our bye-laws, to authorize us to purchase our own shares, to be held as treasury shares, was put forth to our shareholders for approval at our Annual General Meeting, held on June 18, 2007 (Hong Kong time). The resolution was approved by our shareholders, so we are now able to acquire our own shares and hold them as treasury shares, subject always of course to the provisions of the Companies Act, to our bye-laws, to the securities laws of the United States and to the rules of NASDAQ. On February 4, 2008, we announced via a press release that our Board of Directors had authorized a program to repurchase up to $50 million of our common shares in the open market or through private transactions, from time to time, as business conditions warrant, but on the basis that we are not obligated to repurchase any specific number of shares and that the program may be suspended or terminated at any time at our management’s discretion. The timing and amount of the repurchase of shares (if any) will be determined by our management, based on its evaluation of market conditions and other factors. As of February 28, 2015, no repurchases of our common shares have been made under this program.

On November 21, 2008, we commenced a tender offer for the purchase of up to 6.25 million of our common shares, or approximately 13.4% of our total common shares then issued and outstanding, at a total purchase price of up to $50.0 million or $8.00 per share. The tender offer expired on December 19, 2008. Our common shares that were properly tendered and not properly withdrawn were greater than the number of shares that we offered to purchase. Consequently, we accepted for purchase on a pro rata basis 6.25 million of the shares properly tendered and not properly withdrawn by shareholders. We are holding the repurchased shares as treasury shares, which are disclosed as such on our balance sheet as of December 31, 2014.

On June 30, 2010, we commenced a tender offer for the purchase of up to 11,121,000 of our common shares, or approximately 24.9% of our total issued and outstanding common shares as of April 30, 2010, at a total purchase price of up to $100.089 million or $9.00 per share. The tender offer expired on July 28, 2010. Our common shares that were properly tendered and not properly withdrawn were greater than the number of shares that we offered to purchase. Consequently, we accepted for purchase on a pro rata basis 11,107,023 and on an “odd lot” basis 13,977 of the shares properly tendered and not properly withdrawn by shareholders. We are holding the repurchased shares as treasury shares, which are disclosed as such on our balance sheet as of December 31, 2014.

On April 30, 2014, we commenced a tender offer for the purchase of up to 5,000,000 of our common shares, or approximately 14.4% of our total issued and outstanding common shares as of February 28, 2014, at a total purchase price of up to $50 million or $10.00 per share. The tender offer expired on May 28, 2014.  Our common shares that were properly tendered and not properly withdrawn were greater than the number of shares that we offered to purchase.  Consequently, we accepted for purchase on a pro rata basis 4,482,132 and on an “odd lot” basis 517,868 of the shares properly tendered and not properly withdrawn by shareholders. We are holding the repurchased shares as treasury shares, which are disclosed as such on our balance sheet as of December 31, 2014.

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

Our bye-laws provide that a quorum for such a meeting shall be two or more persons present in person or by proxy representing a majority of the shares of the relevant class. Our bye-laws also specify that the creation or issue of shares ranking on parity with existing shares will not, subject to any statement to the contrary in the terms of issue of those shares or rights attached to those shares, vary the special rights attached to existing shares.

Change of Control

Our bye-laws have two provisions that could delay a change of control. The first is the classified board, which means that only a portion of the directors come up for election every year, thus delaying a change in the composition of our Board of Directors. The second is the “Business Combinations” bye-law (bye-laws 155-163), which requires the approval of sixty-six and two-thirds percent (66 ⅔%) of shareholders voting at a general meeting, over and above any other approvals required by our bye-laws, to permit certain mergers, amalgamations or similar transaction to go forward.

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

Transmission of Shares

In the event of the death of a shareholder, the survivor or survivors, where the deceased shareholder was a joint holder, or the estate representative (meaning the person to whom probate or letters of administration has or have been granted in Bermuda or, failing any such person, such other person as the Board of Directors may in its absolute discretion determine to be the person recognized by us) of such shareholder, if the deceased was a sole holder, shall be the only persons recognized by us as having any title to the shareholder’s shares.

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

Meetings of Shareholders

Under Bermuda law, a company is required to convene at least one general shareholders’ meeting as an Annual General Meeting per calendar year unless, according to the provisions of the Companies Act, shareholders elect to dispense with the holding of annual general meetings. The directors of a company, notwithstanding anything in its bye-laws, shall, on the requisition of the shareholders holding at the date of the deposit of the requisition not less than one-tenth of the paid-up capital of the company carrying the right to vote, proceed duly to convene a special general meeting.

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

Election or Removal of Directors

Our bye-laws provide that the number of directors will be such number, not less than two, as our shareholders by resolution may from time to time determine. A director of a Bermuda company will serve until his successor is appointed or his prior removal in the manner provided by the Companies Act or the bye-laws of a Bermuda company. Our bye-laws provide that at each annual general meeting one-third of the directors will retire from office on a rotational basis based on length of time served.  A director is not required to hold shares in the Company to qualify to join our Board of Directors, and once appointed may sit on our Board of Directors regardless of age, unless the bye-laws provide otherwise. Our bye-laws do not require qualifying shares to join our Board of Directors and do not set age limits for directors who serve on our Board of Directors.  All directors must provide written acceptance of their appointment within thirty days of their appointment.

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

Directors’ Power to Vote Compensation to Themselves

Under our Bye-laws, the ordinary remuneration of our directors who do not hold executive office for their services (excluding amounts payable under any other provision of our Bye-laws) shall not exceed in aggregate US$20,000 per annum or such higher amount as our Board of Directors may from time to time determine.  Subject to this limit, each such director is paid a fee at such rate as may from time to time be determined by our Board of Directors.  Our Bye-laws further provide that any of our directors who has disclosed his or her interest in a transaction or arrangement with the Company in accordance with the Companies Act and our Bye-laws may be counted in the quorum and vote at any meeting at which such transaction or arrangement is considered by our Board of Directors.

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

Transactions with Interested Shareholders

Our bye-laws contain provisions that require, with respect to engaging in a business combination with, or proposed by or on behalf of, any interested shareholder or its affiliate, the approval of not less than two-thirds of the holders of our voting shares (other than shares held by that interested shareholder or any affiliate or associate of such interested shareholder), voting together as a single class, or by a simple majority if the business combination is approved by a majority of continuing directors or if certain prescribed conditions are met assuming that we will receive fair market value in exchange for such business combination. In this context, a “business combination” includes, among others, (i) any mergers, (ii) any asset sales and other material transactions resulting in a benefit to the interested shareholder or any of its affiliates or associates or (iii) the adoption of a plan for our liquidation or dissolution; an “affiliate” or an “associate” have the respective meanings ascribed to such terms in Rule 12b-2 of the General Rules and Regulations under the Exchange Act; a “continuing director” is a member of our Board of Directors that is not an affiliate or associate or representative of an interested shareholder and was a member of our Board of Directors prior to such person becoming an interested shareholder; and an “interested shareholder” is any person (other than us or any of our subsidiaries, or any profit sharing, employee share ownership or other employee benefit plan, or any of the shareholders of Trade Media Holdings Limited that received our shares pursuant to a share exchange agreement prior to the listing of our shares on NASDAQ) that owns or has announced its intention to own, or with respect to any of our affiliates or associates, within the prior two years did own, at least 15% of our voting shares.

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

Under Bermuda law, in the event of an amalgamation or a merger of a Bermuda company, a shareholder who did not vote in favor of the amalgamation or the merger and who is not satisfied that fair value has been offered for such shareholder’s shares may apply to the Bermuda Court within one month of notice of the meeting of shareholders to appraise the fair value of those shares.

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

Personal Liability of Directors and Indemnity

The Companies Act requires every officer, including directors, of a Bermuda company in exercising powers and discharging duties, to act honestly and in good faith with a view to the best interests of the company, and to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. The Companies Act further provides that a Bermuda company may in its bye-laws or in any contract or arrangement between the company and any officer, or any person employed by the company as auditor, exempt such officer or person from, or indemnify him in respect of, any loss arising or liability attaching to him by virtue of any rule of law in respect of any negligence, default, breach of duty or breach of trust of which the officer or person may be guilty in relation to the company or any subsidiary thereof, but any provision whether contained in the bye-laws of a Bermuda company or in any contract or arrangement between the company and any officer, including a director, or any person employed by the company as auditor, exempting such officer or person from, or indemnifying him against, any liability which by virtue of any rule of law would otherwise attach to him, in respect of any fraud or dishonesty of which he may be guilty in relation to the company, shall be void.

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

Material Contracts

We do not believe any of our outstanding contracts to be material to the operation of the Company, taken as a whole.

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

•
  As an “exempted company”, we are exempt from Bermuda laws which restrict the percentage of share capital that may be held by non-Bermudians. However, as an exempted company subject to the Companies Act, we are generally not permitted to participate in most business transactions and activities of any kind or type conducted from within Bermuda, including those which involve land in Bermuda, except in furtherance of our business carried on outside Bermuda or under a license granted by the Minister of Finance of Bermuda.

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

Currently there is no Bermuda withholding tax on dividends that may be payable by us in respect to the holders of our common shares. No income, withholding or other taxes or stamp duty or other duties are imposed upon the issue, transfer or sale of the shares or on any payment thereunder. There is no reciprocal income tax treaty affecting us that exists between Bermuda and the United States.

As an exempted company, we and our Bermuda subsidiaries are liable to pay in Bermuda an annual government fee calculated on a sliding scale basis by reference to our and our Bermuda subsidiaries’ respective assessable capital, which is the aggregate of our and our Bermuda subsidiaries’ respective authorized share capital and the premium on our and our Bermuda subsidiaries’ respective issued shares. For each of the years 2014 and 2015, the applicable annual government fees were US$10,455.00 per year for us and US$1,995.00 per company per year for each of our two Bermuda subsidiaries. These amounts have already been paid.

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

These reports and other information may also be inspected at the offices of the Nasdaq Global Select Market, 1735 K Street, N.W., Washington, D.C. 20006.

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

(a)           Market risk

(i)           Foreign exchange risk

We operate internationally and are exposed to foreign currency risk arising from various currency exposures, primarily with respect to the RMB. Foreign currency risk arises from commercial transactions, recognized assets and liabilities and net investments in foreign operations. A majority of our contracts with customers that are denominated and priced in foreign currencies are in RMB. The conversion of these contract proceeds to USD could result in losses and reflects the foreign exchange risk assumed by us between contract signing and the conversion of cash into USD. We also maintain a portion of our bank balances in RMB. The conversion of these bank balances to USD could result in foreign exchange losses.

We have not engaged in foreign currency hedging activities. Historically a majority (ranging between 98% to 99%) of our revenue is denominated in USD or is received in the Hong Kong Dollar (“HKD”), RMB or New Taiwan Dollar (“TWD”). The HKD is currently pegged to the USD. The RMB has been relatively stable historically but strengthened during the past few years against the USD. However in 2014, the RMB weakened slightly against USD. The TWD is also relatively stable against the USD.

We have certain investments in foreign operations, whose net assets are exposed to foreign currency translation risk.  Currency exposure arising from the net assets of our foreign operations is managed primarily through identification of the specific risks and taking appropriate measures to alleviate the risk.

At December 31, 2014, if the RMB had weakened/strengthened by 2% (2013: 3%; 2012: 1%) against the USD with all other variables held constant, profit before tax for the year would have been $0.8 million (2013: $2.9 million; 2012: $1.0 million) lower/higher as a result of foreign currency losses/gains on translation of RMB denominated monetary assets and liabilities.

(ii)           Cash flow and fair value interest rate risk

We had no interest-bearing borrowings as of December 31, 2014 or 2013. Our exposure to changes in market interest rates is mainly attributable to our interest-bearing assets including available-for-sale financial assets, term deposits with banks and cash and cash equivalents. As of December 31, 2014 and December 31, 2013, the term deposits with banks were all fixed interest rate instruments and the available-for-sale securities were highly liquid and were short term in nature. Therefore interest rate risk is considered to be insignificant.

(iii)           Credit risk

Credit risk arises from investments in checking and savings accounts, debt securities issued by U.S. Treasury, term deposits with banks, available-for-sale securities, accounts receivable and receivables from sales representatives.

We maintain checking accounts, money market accounts, term deposits with banks, debt securities issued by U.S. Treasury held in custody with banks and available-for-sale securities with high quality institutions. We have a large number of customers, operate in different geographic areas and generally do not require collateral on accounts receivable or receivables from sales representatives. We generally collect in advance from customers in markets with higher credit risk. In addition, we are continuously monitoring the credit transactions and maintain impairment allowance where necessary.

Our maximum exposure to credit risk is represented by the carrying amount of each financial asset in the balance sheet.

Bank deposits that are neither past due nor impaired are mainly deposits with banks with high credit ratings assigned by international credit-rating agencies. Available-for-sale financial assets are highly liquid instruments maintained with reputable institutions. Accounts receivable and receivables from sales representatives that are neither past due nor impaired are substantially with companies with a good collection track record with us.

In the years ended December 31, 2014 and December 31, 2013, we derived more than 90% of our revenue from customers in the Asia-Pacific region. We expect that a majority of our future revenue will continue to be generated from customers in this region. Future political or economic instability in the Asia-Pacific region could negatively impact our business.

(iv)           Liquidity risk

Cash flow forecasting is performed in our operating entities and aggregated by our finance personnel. Our finance personnel monitor rolling forecasts of our liquidity requirements to ensure we have sufficient cash to meet operational needs.

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

Our financial liabilities which consist of accounts payable and accrued liabilities are due within 12 months, except $0.9 million, which are payable over next three years, and their contractual undiscounted cash flows approximate their carrying amount as the impact of discounting is not significant.

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

PART II

All financial information contained in this document is expressed in U.S. Dollars, unless otherwise stated.

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

Based on the foregoing, management, with the participation of the Executive Chairman and Chief Financial Officer, have concluded that, as of December 31, 2014, the end of the period covered by this report, the Company’s disclosure controls and procedures were effective.

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

Management evaluated the effectiveness of our internal control over financial reporting as of December 31, 2014 using the 1992 framework set forth in the report of the Treadway Commission’s Committee of Sponsoring Organizations (“COSO”), “Internal Control — Integrated Framework.”

Based on the foregoing, management has concluded that our internal control over financial reporting was effective as of December 31, 2014. Our independent registered public accounting firm, PricewaterhouseCoopers LLP, has issued an audit report on our internal control over financial reporting, which is included herein.

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

ITEM 15T.	CONTROLS AND PROCEDURES – (Not applicable)

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

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

During 2014, the Company did not grant any waiver, including any implicit waiver, from any provision of the Code of Ethics to the executive chairman, the chief executive officer, chief financial officer, chief accounting officer or controller or other person performing similar functions.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

PricewaterhouseCoopers LLP served as our independent registered public accounting firm from August 2008.

The following table shows the aggregate audit fees, audit-related fees, tax fees and all other fees for the services provided by PricewaterhouseCoopers LLP for 2014 and 2013:

	Year ended December 31,
	2014	2013

Audit fees	$919,051	$1,004,697
Audit-related fees	37,750	13,545
Total	$956,801	$1,018,242
Tax fees	27,859	59,764
All other fees	-	10,297
Total fees	$984,660	$1,088,303

Audit fees include fees associated with the review of the Company’s annual financial statements and services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years.

The audit-related fees billed to the Company by PricewaterhouseCoopers LLP for the fiscal year ended December 31, 2013, were fees for services relating to accounting workshops and training conducted for the Company. The audit-related fees for the fiscal year ended December 31, 2014 were fees for services relating to accounting workshops and training conducted for the Company.

Tax fees for the fiscal year ended December 31, 2013 for tax compliance, tax advice and tax planning consisted of review of tax returns for six subsidiaries of the Company, filing of quarterly value added tax returns for a subsidiary, assistance with value added tax matters in a local jurisdiction and permissible tax advice to a subsidiary. For the fiscal year ended December 31, 2014, such fees consisted of review of tax returns for six subsidiaries of the Company, assistance with tax matters in a local jurisdiction and filing of quarterly value added tax returns for a subsidiary.

All other fees for the fiscal year ended December 31, 2013 consisted of permissible advice on an information technology vendor contract. For the fiscal year ended December 31, 2014, there were no such fees incurred.

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

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEE – (Not applicable)

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Issuer Purchases of Equity Securities
Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number (or Approximate Dollar Value) of Shares that May Yet Be Purchased Under the Plans or Programs
June 1, 2014 to June 30, 2014	5,000,000	$10.00	5,000,000	Nil

On April 30, 2014, we commenced a tender offer for the purchase of up to 5,000,000 of our common shares, or approximately 14.4% of our total issued and outstanding common shares as of February 28, 2014, at a total purchase price of up to $50 million or $10.00 per share. The tender offer expired on May 28, 2014.  Our common shares that were properly tendered and not properly withdrawn were greater than the number of shares that we offered to purchase.  Consequently, we accepted for purchase on a pro rata basis 4,482,132 and on an “odd lot” basis 517,868 of the shares properly tendered and not properly withdrawn by shareholders. We are holding the repurchased shares as treasury shares, which are disclosed as such on our balance sheet as of December 31, 2014.

ITEM 16F.	CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT – (Not applicable)

ITEM 16G.	CORPORATE GOVERNANCE

Under NASDAQ Stock Market Rule 5615(a)(3), foreign private issuers, such as our company, are permitted to follow certain home country corporate governance practices instead of certain provisions of the NASDAQ Stock Market Rules. A foreign private issuer that elects to follow a home country practice instead of any of such NASDAQ rules must submit to NASDAQ, in advance, a written statement from an independent counsel in such issuer’s home country certifying that the issuer’s practices are not prohibited by the home country’s laws and such foreign private issuer discloses the requirements it is not following and describes the home country practices it is following

As a foreign private issuer, we are permitted to, and did, follow certain home country corporate governance practices instead of those otherwise required under the applicable rules of the Nasdaq Global Select Market for domestic U.S. issuers.  We have provided NASDAQ with notice of non-compliance with respect to the requirement to obtain shareholders’ approval for the establishment or amendment of certain equity based compensation plans and material revisions thereto.  Under the Bermuda Companies Act, there is no general requirement for equity compensation plans of a Bermuda company to be approved by its shareholders by way of a shareholders’ resolution, which is different than the requirements of the Nasdaq Global Select Market listing standards. Appleby, our Bermuda counsel, has provided a letter to NASDAQ confirming that our election to follow Bermuda company law practice, in lieu of the requirements of NASDAQ Listing Rule 5635(c) (which provides that “shareholder approval is required prior to the issuance of securities when … [an] equity compensation arrangement… [is to be] materially amended, pursuant to which stock may be acquired by officers, directors, employees, or consultants”), is not prohibited by Bermuda law.  Following our home country governance practices as opposed to the requirements that would otherwise apply to a U.S. company listed on the NASDAQ Global Select Market may provide less protection to you than what is accorded to investors under the NASDAQ Global Select requirements applicable to domestic U.S. issuers.

We otherwise intend to comply with the rules generally applicable to U.S. domestic companies listed on the Nasdaq Global Select Market. We may in the future decide to use the foreign private issuer exemption with respect to some or all of the other Nasdaq Global Select Market corporate governance rules.

ITEM 16H.	MINE SAFETY DISCLOSURE – (Not applicable)

PART III

All financial information contained in this document is expressed in U.S. Dollars, unless otherwise stated.

ITEM 17.	FINANCIAL STATEMENTS – (Not applicable)

ITEM 18.	FINANCIAL STATEMENTS – (Not applicable)

As provided in Item 8, the Company has presented its financial statements in accordance with International Financial Reporting Standards as issued by the IASB in lieu of Item 18.

ITEM 19.	EXHIBITS

EXHIBIT INDEX

Exhibit No.	Description
1.1	Memorandum of Association of the Company. (2)
1.2	Bye-laws of the Company. (23)
1.3	Amendments to the bye-laws of Global Sources Ltd., as approved at the May 6, 2002 Annual General Meeting of Shareholders. (11)
2.1	Specimen Certificate. (2)
4.2	Form of executive officer employment agreement. (1)
4.3	Employment Agreement dated November 1, 1999, by and between Trade Media Holdings Limited and Merle Hinrich. (1)
4.4	Amendment to Employment Agreement dated January 19, 2000, between Trade Media Holdings Limited and Merle Hinrich. (1)
4.5	Employment Agreement dated as of January 29, 2000, by and between LER Corporation and Merle Hinrich. (1)
4.6	Form of Restricted Stock Award and Agreement, dated as of January 29, 2000, by and between LER Corporation and Merle Hinrich. (1)
4.7	Amendment No.1 to Restricted Stock Award and Agreement dated as of February 29, 2000, by and between LER Corporation and Merle Hinrich. (1)
4.18	Form of The Global Sources Employee Equity Compensation Plan No. IV. (3)
4.19	Form of The Global Sources Employee Equity Compensation Plan No. V. (3)
4.20	Form of The Global Sources Employee Equity Compensation Plan No. VI. (4)
4.21	Form of The Global Sources Employee Equity Compensation Plan No. VII. (7)
4.22	Global Sources’ Code of Ethics (updated effective as of January 1, 2014) (approved and adopted by the Board of Directors on December 16, 2013). (23)
4.23	Form of The Global Sources Employee Equity Compensation Plan No. V (Amended). (7)
4.24	Placement Agency Agreement dated March 17, 2005, between the Company and W.R. Hambrecht & Co. LLC. (20)
4.25	Form of Purchase Agreement between the Company and certain purchasers of the common shares. (20)
4.26	Shenzhen International Chamber of Commerce Tower Subscription Agreement dated July 5, 2004 (English translation). (13)
4.27	Real Estate Sales Contract of Shenzhen (Presale) dated August 31, 2004 (English translation). (13)
4.28	Supplemental Agreement to the Contract on Purchasing Shenzhen International Commercial Chamber Center Premises dated August 31, 2004 (English translation). (13)
4.29	Summary Table of Property Units and Payment Amounts. (13)
4.30	Supplementary Agreement Concerning Alteration of Payment Method dated December 3, 2004 (English translation). (13)
4.31	Sale and Purchase Agreement, dated May 24. 2006, by and between IDG Technology Venture Investment, Inc., Trade Media Holdings Limited and International Data Group, Inc. (6)
4.32	Call Option Deed Relating to Shares in HC International, Inc., dated May 24, 2006, between Trade Media Holdings Limited and other parties thereto. (6)
4.33	Call Option Deed Relating to Equity Interest in Beijing Huicong International Information Co., Ltd., dated May 24, 2006, between Trade Media Holdings Limited and HC Construction Co., Ltd. (6)
4.34	The Global Sources Ltd. Directors Purchase Plan (as of 5 November 2005). (14)
4.36	The Global Sources Share Grant Award Plan. (15)
4.37	The Global Sources Retention Share Grant Plan. (15)
4.38	Sale and Purchase Agreement, dated December 10, 2007, by and between Global Sources Ltd., Trade Media Holdings Limited and IDG Technology Venture Investment III, L.P. (16)
4.39	The Global Sources Directors Share Grant Award Plan. (17)
4.40	Directors Purchase Plan (updated effective as of January 1, 2009). (17)
4.41	Real Estate Sales Contracts of Shanghai (For Office Building) and Supplementary Terms (English translation). (8)
4.42	Summary Table of Property Units and Payment Amounts. (8)

Exhibit No.	Description
4.45	The Global Sources Retention Share Grant Plan II (amended effective as of May 1, 2012). (18)
4.46	The Global Sources Equity Compensation (2007) Master Plan (amended effective as of January 1, 2012) (as extended to December 31, 2017). (19)
4.47	Letter of intent for assignment of property of Shenzhen Excellence Times Square. (9)
4.48	Agreement for sale and purchase of property in Vita Tower, Hong Kong. (9)
4.49	Agreement for sale and purchase of a portion of property in Southmark building, Hong Kong. (9)
4.50	Second-Hand Real Estate Sales Contract of Shenzhen Municipality. (23)
4.51	Summary Table of Property Units and Prices. (23)
4.52	Sale and purchase agreement relating to 1 Sims Lane #08-01 Singapore 387355. (23)
4.53	The Global Sources Equity Compensation (2007) Master Plan (Amended and Restated effective as of January 1, 2014)
8.1	Subsidiaries of Global Sources Ltd.
12.1	Certification of the Executive Chairman pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.1	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification by the Executive Chairman pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes – Oxley Act of 2002.
13.2	Certification by the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes–Oxley Act of 2002.
14.1	Consent of Independent Accountants for incorporation of their report filed with Form 6-K into the Company’s previously filed Registration Statements File No. 333-59058 and 333-62132. (5)
14.2	Changes in Registrant’s Certifying Accountant. (12)
14.3	Letter to the SEC from the Company pursuant to SEC Release No. 33-8070, dated April 9, 2002. (5)
14.4
Consent of Independent Registered Public Accounting Firm for incorporation of their report filed under Form 20-F into the Company’s previously filed Registration Statements File No. 333-104426, 333-59058, 333-138474, 333-202510, 333-114411, 333-154960 and 333-177577.

14.5
Consent of Savills Valuation and Professional Services Limited for incorporation of their valuation of properties as at December 31, 2014 and their name which appears in the Company’s Annual Report on Form 20-F into the Company’s previously filed Registration Statements File No. 333-104426, 333-59058, 333-138474, 333-202510, 333-114411, 333-154960 and 333-177577.

14.6
Consent of Savills Valuation and Professional Services (S) Pte Ltd for incorporation of their valuation of properties as at December 31, 2014 and their name which appears in the Company’s Annual Report on Form 20-F into the Company’s previously filed Registration Statements File No. 333-104426, 333-59058, 333-138474, 333-202510, 333-114411, 333-154960 and 333-177577.

14.10	Press release dated February 4, 2008 to announce share buyback program (21)
14.11	Press release dated February 12, 2009 to announce the bonus share issue by Global Sources Ltd. (22)
14.12	Letter to Securities and Exchange Commission from the Company’s previous Independent Registered Public Accountants. (17)

___________________

(1)	Incorporated by reference to Form F-1 filed with the Securities and Exchange Commission on March 27, 2000.
(2)	Incorporated by reference to Form 20-F Annual Report of Global Sources Ltd. filed with the Securities and Exchange Commission on June 30, 2000.
(3)	Incorporated by reference to Form 20-F Annual Report of Global Sources Ltd. filed with the Securities and Exchange Commission on April 5, 2001.
(4)	Incorporated by reference to Form S-8 Registration Statement filed with the Securities and Exchange Commission on June 1, 2001.
(5)	Incorporated by reference to Form 6-K filed with the Securities and Exchange Commission on April 25, 2002.
(6)
Incorporated by reference to Form 20-F Annual Report of Global Sources Ltd. filed with the Securities and Exchange Commission on June 12, 2006 and confidential treatment requested (the confidential portions of such exhibits have been omitted and filed separately with the Securities and Exchange Commission)

(7)	Incorporated by reference to Form S-8 Registration Statement filed with the Securities and Exchange Commission on April 10, 2003.
(8)	Incorporated by reference to Form 20-F Annual Report of Global Sources Ltd. filed with the Securities and Exchange Commission on April 26, 2012.
(9)	Incorporated by reference to Form 20-F Annual Report of Global Sources Ltd. filed with the Securities and Exchange Commission on April 26, 2013.
(10)	Incorporated by reference to Form 20-F Annual Report of Global Sources Ltd. filed with the Securities and Exchange Commission on April 30, 2002.
(11)	Incorporated by reference to Form 6-K filed with the Securities and Exchange Commission on May 6, 2002.
(12)	Incorporated by reference to Form 6-K filed with the Securities and Exchange Commission on August 13, 2002.
(13)	Incorporated by reference to Form 20-F Annual Report of Global Sources Ltd. filed with the Securities and Exchange Commission on May 13, 2005.
(14)	Incorporated by reference to Form S-8 Registration Statement filed with the Securities and Exchange Commission on November 7, 2006.
(15)	Incorporated by reference to Form 20-F Annual Report of Global Sources Ltd. filed with the Securities and Exchange Commission on June 28, 2007.
(16)	Incorporated by reference to Form 20-F Annual Report of Global Sources Ltd. filed with the Securities and Exchange Commission on June 25, 2008.
(17)	Incorporated by reference to Form 20-F Annual Report of Global Sources Ltd. filed with the Securities and Exchange Commission on June 26, 2009.
(18)	Incorporated by reference to Form 6-K filed with the Securities and Exchange Commission on May 11, 2012.
(19)	Incorporated by reference to Form 6-K filed with the Securities and Exchange Commission on December 21, 2012.
(20)	Incorporated by reference to Form 6-K filed with the Securities and Exchange Commission on March 21, 2005.
(21)	Incorporated by reference to Form 6-K filed with the Securities and Exchange Commission on February 5, 2008.
(22)	Incorporated by reference to Form 6-K filed with the Securities and Exchange Commission on February 12, 2009.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

GLOBAL SOURCES LTD. By: /s/ Connie Lai Connie Lai, Chief Financial Officer

Date: April 24, 2015