Form 20-F
GLOBAL SOURCES LTD /BERMUDA
filed 2016-04-26
CIK 1110650

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 20-F

(Mark One)
[     ]        Registration Statement Pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934
OR
[ X ]	Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2015.
OR
[     ]        Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
OR
[     ]        Shell Company Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

    Date of event requiring this shell company report……………………

    For the transition period from ....................................... to ............................................

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

23,614,687 common shares, $0.01 par value, outstanding as of December 31, 2015.

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

International Financial Reporting Standards as
issued by the International Accounting Stand-
U.S. GAAP                            ards Board                                                                    x            Other       __

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

Yes                               No

TABLE OF CONTENTS

GENERAL INFORMATION

Page

PART I

PART II

PART III

ITEM 17.	FINANCIAL STATEMENTS	127
ITEM 18.	FINANCIAL STATEMENTS	127
ITEM 19.	EXHIBITS	127

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

In accordance with rule amendments adopted by the U.S. Securities Exchange Commission (the “SEC”), which became effective on March 4, 2008, we do not provide a reconciliation to U.S. GAAP.

All financial information contained herein is expressed in United States Dollars (“U.S. Dollars” or “USD”), unless otherwise stated.

PART I

ITEM 1.              IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

    – (Not applicable)

ITEM 2.              OFFER STATISTICS AND EXPECTED TIMETABLE

             – (Not applicable)

ITEM 3.               KEY INFORMATION

Selected Financial Data

The following tables present the selected historical financial data of our company as of and for each of the years in the five-year period ended December 31, 2015. The selected financial information as of December 31, 2015 and 2014 and for the years ended December 31, 2015, 2014 and 2013 set forth below are derived from, should be read in conjunction with, and are qualified in their entirety by reference to, the section entitled “Operating and Financial Review and Prospects” and our audited consolidated financial statements and related notes, which are included elsewhere in this document. The consolidated statements of income data for each of the three years ended December 31, 2015, 2014 and 2013 and selected consolidated balance sheet data as of December 31, 2015 and 2014 are derived from, and qualified by reference to, our audited consolidated financial statements included elsewhere in this document. The consolidated statement of income data for the years ended December 31, 2012 and 2011, and the selected consolidated balance sheet data as of December 31, 2013, 2012 and 2011, are derived from our audited financial statements not included in this document. The consolidated statement of income data for the years ended December 31, 2012 and 2011 have been reclassified to reflect the operations of our disposed subsidiary eMedia Asia Ltd. as discontinued operations, to conform to the current year’s presentation.

As disclosed above under “Special Note on Our Financial Information In This Annual Report”, our consolidated financial statements as of and for the years ended December 31, 2015, 2014, 2013, 2012 and 2011 have been prepared and presented in accordance with IFRS, as issued by the International Accounting Standards Board.

	Year ended December 31,
	2015	2014	2013	2012	2011
	(In U.S. Dollars Thousands Except Number of Shares and Per Share Data)
Revenue:
Exhibitions	$91,854	$88,941	$76,786	$78,829	$69,843
Online and other media services	70,242	82,430	93,388	124,168	128,339
Miscellaneous	8,929	7,911	7,200	6,824	5,560
	171,025	179,282	177,374	209,821	203,742
Operating Expenses:
Sales	50,231	56,095	56,773	74,701	75,936
Event production	24,533	23,333	22,386	24,363	22,649
Community and content	20,535	22,267	22,514	27,127	28,891
General and administrative	43,697	48,004	45,074	37,453	34,537
Information and technology	13,348	12,126	12,087	12,376	11,977
Total Operating Expenses	152,344	161,825	158,834	176,020	173,990
Profit on sale of property	9,791	-	15,410	-	-
Profit from Operations	28,472	17,457	33,950	33,801	29,752
Interest income	792	1,223	1,353	939	294
Share of loss of associate	-	-	-	(24)	-
Gain on sale of available-for-sale securities	188	11	-	-	-
Interest expenses	(83)	(186)	-	-	-
Impairment loss on investment in associate	-	-	-	(302)	-
Profit before Income Taxes	29,369	18,505	35,303	34,414	30,046
Income tax expense	(4,609)	(1,646)	(4,151)	(1,914)	(1,098)
Net Profit from continuing operations	$24,760	$16,859	$31,152	$32,500	$28,948
Net Profit from discontinued operations, net of income tax	5,629	1,982	1,720	445	1,519
Net profit	$30,389	$18,841	$32,872	$32,945	$30,467
Net (profit)/loss attributable to non-controlling interests from:
Continuing operations	(765)	548	767	(384)	(66)
Discontinued operations	264	(1,059)	(904)	(355)	(925)
Total	(501)	(511)	(137)	(739)	(991)
Net profit attributable to the Company’s shareholders from:
Continuing operations	$23,995	$17,407	$31,919	$32,116	$28,882
Discontinued operations	5,893	923	816	90	594
Total	$29,888	$18,330	$32,735	$32,206	$29,476
Basic net profit per share attributable to the Company’s shareholders from:
Continuing operations	$0.87	$0.54	$0.93	$0.95	$0.85
Discontinued operations	0.22	0.03	0.02	*	0.02
Total	$1.09	$0.57	$0.95	$0.95	$0.87
Diluted net profit per share attributable to the Company’s shareholders from:
Continuing operations	$0.83	$0.52	$0.89	$0.90	$0.81
Discontinued operations	0.20	0.03	0.02	*	0.02
Total	$1.03	$0.55	$0.91	$0.90	$0.83
Cash dividends declared per share	-	-	-	-	-
Shares used in basic net profit per share calculations	27,404,537	31,953,136	34,426,468	34,017,730	33,742,648
Shares used in diluted net profit per share calculations	28,820,976	33,482,371	36,068,326	35,742,495	35,385,218

* Basic and diluted net profit per share attributable to the Company’s shareholders from discontinued operations is less than $0.01.

	As at December 31,
	2015	2014	2013	2012	2011
	(In U.S. Dollars Thousands Except Number of Shares)
Balance Sheet Data:
Cash and cash equivalents	$70,356	$90,223	$137,359	$104,631	$81,903
Term deposits with the banks	$9,097	$4,285	$106	$4,184	$2,764
Financial assets, available-for-sale	$-	$3,952	$6,367	$7,472	$13,250
Total assets (Note 2)	$262,087	$314,011	$339,097	$311,169	$276,330
Net assets	$153,567	$185,074	$213,562	$177,312	$138,554
Long-term debt, less current portion	$7,699	$11,702	$10,251	$15,152	$9,800
Total Company shareholders’ equity (Note 2)	$147,818	$171,606	$203,980	$165,920	$129,673
Common share capital	$533	$529	$525	$521	$518
Common shares outstanding (Note 2)	23,614,687	29,906,227	34,485,771	34,069,363	33,793,948
__________________

(Note 1)
Non-cash compensation expenses associated with the employee and non-employee equity compensation plans, including the Global Sources Directors Share Grant Award Plan included under various categories of expenses are approximately as follows: sales expenses: $418 (2014: $409; 2013: $539; 2012: $565; 2011: $737), community and content: $88 (2014: $16; 2013: $43; 2012: $70; 2011: $234), general and administrative: $1,418 (2014: $1,215; 2013: $1,340; 2012: $1,524; 2011: $1,528), and information and technology expenses: $225 (2014: $217; 2013: $248; 2012: $250; 2011: $278).

(Note 2)
On 24 June 2010, the Board of Directors of the Company authorized a program to repurchase 11,121,000 of our common shares by tender offer at purchase price of $9.00 per share. Accordingly, in August 2010, we completed the repurchase and paid a total cash consideration of $100,089. On 11 March 2014, the Board of Directors of the Company authorized a program to repurchase 5,000,000 of our common shares by tender offer at purchase price of $10.00 per share. Accordingly, in June 2014, we completed the repurchase and paid a total cash consideration of $50,000. We are holding the repurchased shares as treasury shares. On 9 June 2015, the Board of Directors of the Company authorized a program to repurchase 6,666,666 of our common shares by tender offer at purchase price of $7.50 per share. Accordingly in July 2015, we completed the repurchase and paid a total cash consideration of $50,000. We are holding the repurchased shares as treasury shares.

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

Mainland China is the largest supplier of consumer products to the world. Our actual and potential customers are mainly suppliers who are based in mainland China. Should mainland China manufacturers’ production costs go up substantially (for example, due to the fluctuation of the Chinese Renminbi (“RMB”), wage and product input price inflation, reduced export rebates and new environmental or labor regulations), products from mainland China may become less competitive on price versus other supply markets. There is also increasing competition from alternative cheaper emerging supply markets in the Asia-Pacific region, such as Vietnam and Indonesia. If products from mainland China become less competitive on price, buyers may shift their production sources or supply sources to other cheaper alternative markets or even bring their production in-house or to their own home countries, which would likely in turn have a negative impact on the demand in mainland China for our various export-focused trade show, online and other media and marketing services.

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

Our industry is intensely competitive. Barriers to entry are minimal, and competitors are able to launch new websites and other media at a low cost. We constantly face threats from competition, including from non-traditional competitors and new forms of media. We compete for our share of customers’ marketing and advertising budgets with other trade shows, online marketplaces and trade publications. Competitors vary in size, geographic scope, industries served and the breadth of the products and services offered. We may encounter competition from companies which offer more comprehensive content, services, functionality and/or lower prices. We may also encounter competition from companies offering software services and e-commerce transactional platforms.

Many of our current and potential competitors may have greater financial, technical, marketing and/or other resources than we have. Also, others may have more experience and greater name recognition. Current and potential competitors have established or may establish cooperative relationships with third parties to increase the ability of their products to address customer needs. In addition, our current and potential competitors may adopt aggressive marketing strategies. Accordingly, our competitors may develop and rapidly acquire significant market share, and/or our brand and business may be adversely affected.

We endeavor to monitor significant business, market, competitive, financial, economic, political, legal, regulatory and/or other relevant trends and developments in the various markets and jurisdictions in or with which we actually or may potentially conduct our business and/or operations; to evaluate the corresponding opportunities and/or risks for us; and to strategize, adapt and respond as appropriate (in which case we may have to incur significant expenditures to implement our strategies). However, we may not always be successful in correctly spotting, evaluating, appreciating the extent, significance or impact of, or in implementing appropriate strategies, initiatives or other measures in response to, such trends, developments, opportunities and risks; or we may fail or be unable to do so in a timely manner or at all. If that happens, we may fail to adapt and compete effectively and to grow our business and revenues, or we may incur significant costs to address lost time and opportunity, or we may suffer other costs or adverse consequences; in which event, our business and financial condition could thereby be harmed.

Foreign exchange rate fluctuations may have a material impact on our operating results, revenues, and profits.

Because we operate internationally and report our operating results, revenues and profits in U.S. Dollars, foreign exchange rate fluctuations, especially in the RMB and other Asian currencies, may have a material impact on our operating results.

In 2015 and 2014, the RMB weakened against the U.S. Dollar. We bill in RMB and have expenses in RMB in mainland China. If the RMB continues to fluctuate against the U.S. Dollar, our revenue and expenses will be exposed to foreign currency fluctuation risks.

In addition, we have investments in operations, deposits with commercial banks and commercial properties in mainland China, the net assets of which are exposed to foreign currency translation risks. Further, from time to time we may have deposits denominated in RMB, which are kept with commercial banks located in Hong Kong, and which are exposed to foreign currency fluctuation risks.

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

Our customers in mainland China accounted for approximately 88% of our total revenues in 2015. Our dependence on revenue from the mainland China market is significant, and adverse political, legal or economic changes in mainland China may harm our business and cause our revenues to decline.

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

In 2015, we derived approximately 98% of our revenues from customers in the Greater China region. We expect that a majority of our future revenues will continue to be generated from customers in this region. At the time of the Asian economic crisis of 1997 and 1998, and the global financial crisis of 2008 and 2009, our revenues and operating results were adversely affected, and our sales declined. Future reductions in trade between Greater China and the world may cause our business to be harmed and our revenues to decrease.

Current and future economic uncertainty, slowdowns, or recessions have reduced and may continue to reduce demand and spending for business-to-business marketing services. This has in the past adversely affected and could in the future adversely affect our revenues and operating results.

The revenue and profitability of our business depends significantly on the overall demand for business-to-business media services. We believe that the demand for these services of ours is subject to a number of potentially negative factors, such as the slowing down of many economies in the world and ongoing economic uncertainties. In addition, potential sovereign debt risks could adversely affect foreign trade. Accordingly, the overall level of global demand for mainland China’s and Asia’s exports may not be sustainable in the foreseeable future.

As a result of the global market conditions, we may incur operating losses and net losses in the future, and we may not be able to achieve positive cash flow from operations. We have a significant fixed operating expense, which may be difficult to adjust in response to unanticipated fluctuations in revenues.

We depend upon Internet search sites and other online marketing channels to attract a significant portion of the users who visit our trade shows and websites, and if we were listed less prominently in Internet search result listings, or if we are unable to rely on our other online marketing channels as a cost-effective means of driving or attracting visitors to our trade shows or websites, our business, operating results and financial condition could be harmed.

We derive a significant portion of our trade show visitors and website traffic from users who search for content through Internet search sites, such as Google, Baidu, Bing and other search sites. A critical factor in attracting users to our trade shows or websites is whether we are prominently displayed in such Internet search results.

Search result listings are determined and displayed in accordance with a set of formulas or algorithms developed by the particular Internet search site. The algorithms determine the order of the listing of results in response to the user’s Internet search. From time to time, search sites revise these algorithms. In some instances, these modifications may cause our websites (including our trade show promotion content) to be listed less prominently in unpaid search results, which will result in decreased traffic from search site users to our websites (including our trade show promotion content).

Our websites (including our trade show promotion content) may also become listed less prominently in unpaid search results for other reasons, such as search site technical difficulties, search site technical changes and changes we make to our websites. In addition, search sites have deemed the practices of some companies to be inconsistent with search site guidelines and have decided not to list such companies’ websites in search result listings at all. If we are listed less prominently or not at all in search result listings for any reason, the traffic to our websites (including our trade show promotion content) will likely decline, which could harm our operating results.  If we decide to attempt to replace this traffic, we may be required to increase our marketing expenditures, which also could harm our operating results and financial condition.

In addition, if we are unable to rely on other online marketing channels (such as “pay per click” marketing) as a cost-effective means of driving or attracting visitors to our trade shows or websites, our business, operating results and financial condition could be harmed.

Evolving regulation of the Internet and commercial e-mail may affect us adversely.

We use e-mail as a significant means of communicating with our existing and potential customers and users. We also provide “@globalsources.com” e-mail addresses to our clients, for their use. The laws and regulations governing the use of e-mail for marketing purposes continue to evolve, and additional legislation may be adopted and/or changes to existing laws may be introduced. Existing, new or additional legal prohibitions on the transmission of unsolicited commercial e-mail (commonly known as “spam”), coupled with aggressive enforcement, could reduce our ability to promote our services in a cost-efficient manner and our ability to facilitate communications between suppliers and buyers and, as a result, adversely affect our business and financial condition.

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

The laws governing Internet commerce and transactions are evolving and remain largely unsettled. The adoption or modification of laws or regulations relating to the Internet may harm our business and financial condition by increasing our costs and administrative burdens. It may take years to determine whether and how existing laws apply to the Internet.

Changes in laws and regulations could adversely affect our business, operating results and financial condition.

It is possible that new laws and regulations or new interpretations of existing laws and regulations in the United States, the European Union, mainland China, Singapore and elsewhere will be adopted covering issues affecting our business, including:

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

Changes in laws and standards relating to data collection and use practices and the privacy of Internet users and other individuals could impair our efforts to maintain and grow our audience and thereby decrease our trade show or advertising revenue.

We collect information from our users who register for services or respond to surveys. Subject to each user’s permission (or right to decline), we may use this information to inform our users of products and services that may be of interest to them. We may also share this information with our advertising or trade show clients for those who have granted us permission to share their information with third parties. In addition, we also use “cookies” in our websites and engage in various online behavioral advertising practices. Governments in various jurisdictions, including the United States and the European Union, have adopted or proposed limitations on the collection, distribution and use of personal information of Internet users. In addition, growing public concern about privacy, data security, the use of “cookies”, and online behavioral advertising practices has led to or may result in increased legal and governmental regulation and/or self-regulation of these practices by the Internet advertising and direct marketing industry. Because many of the proposed laws or regulations are in their early stages, we cannot yet determine the impact these regulations may have on our business and financial condition over time. Although, to date, our efforts to comply with applicable laws and regulations have not hurt our business and financial condition, additional or more burdensome laws or regulations, including consumer privacy and data security laws, could be enacted or applied to us or our customers. Such laws or regulations could impair our ability to collect user information that helps us to provide more targeted advertising to our users, thereby impairing our ability to maintain and grow our audience and maximize trade show or advertising revenue from our clients.

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

The successful operation of our online business depends significantly on the quality, performance and reliability of the telecommunications and Internet infrastructure globally, and especially in mainland China and the Asia-Pacific region, where we derive most of our revenue and where the vast majority of our sales representatives are located.

We derived approximately 38% of our revenue from Internet-related services in 2015 and poor performance or failures of the telecommunications and Internet infrastructure anywhere in the world could negatively impact our online business.

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

These issues and problems may contribute to lower than expected adoption of many of our online services and may cause our growth and revenues to fall below expectations, or we may have to incur significant costs to address or mitigate them, thereby adversely affecting our profitability.

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

Generally, suppliers’ booth contracts are for trade shows that will be held within the next 24 months, while their advertising contracts with us for our online and print media are for 6 to 24 months in duration. A significant percentage of our customers do not renew their contracts and we experience high customer turnover from year to year. If we cannot replace non-renewing customers with new customers, our business and financial condition could be adversely affected.

There are various factors that could adversely affect our ability to operate our trade show business successfully and profitably.

        We expect that a significant portion of our future revenues will continue to be derived from our trade show business. Our trade shows attract exhibitors from Greater China and the rest of Asia, and attendees from all over the world.

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

We rely on cooperation with various government bodies, trade associations and other relevant parties for marketing and selling booths to exhibitors. The availability of government subsidies to exhibitors in some jurisdictions (e.g., mainland China) is also a significant factor in attracting exhibitors to our trade shows. If we fail to achieve such cooperation or if such cooperation is unsuccessful, or if government subsidies are not available or granted or are withdrawn, the success of our trade show business could be jeopardized, and our operating results and financial condition may be adversely affected.

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

Several other factors could also negatively affect our financial performance in this business, including:

•	natural catastrophes, labor strikes and transportation shutdowns;

•	the spread of H1N1, avian influenza, SARS, Ebola, norovirus and other similar epidemics;

•	civil unrest, political instability and the threat of terrorist attacks;

•	conflicting and/or changing legal and regulatory requirements;

•	changing and/or adverse governmental policies and actions;

•	currency exchange rate fluctuations (particularly in relation to the RMB);

•	decrease in demand for booth space;

•	we may not always be able to obtain the required trade show licenses (where applicable), which may limit the number of trade shows we are able to hold;

•	our sales representative companies’ inability to effectively expand their staff and infrastructure;

•	inability to renew our venue contracts on favorable terms or at desired times;

•	a slowdown in product demand from outlet markets; and

•	sudden closure of event venue sites due to unforeseen circumstances.

In view of the various risks outlined above, we can give no assurances that our operation of the trade show business will be instrumental to our success or that our financial condition will not be adversely affected.

Our trade shows in Hong Kong face various competitive threats that may adversely affect their success, profitability and viability.

There are substantial and long-established trade shows, and new or additional trade shows have been introduced or may be introduced, in Hong Kong and/or mainland China, which compete or may compete with our trade shows in Hong Kong and/or mainland China, and which have or may have access to existing, expanded and/or additional venue space. Many of these competing trade show events and/or venues are owned and/or organized by, and/or sponsored, funded, endorsed and/or otherwise strongly supported by, governmental or statutory bodies, which may continue to further develop and/or expand such trade show events and/or venues in competition with ours or engage in other competitive actions. For example, the Hong Kong Trade Development Council (“HKTDC”), a government-subvented statutory body and the largest trade show organizer in Hong Kong, competes aggressively with our trade shows at the AsiaWorld-Expo exhibition venue in Hong Kong. The HKTDC is also a co-owner of the Hong Kong Convention and Exhibition Centre (“HKCEC”), and is able to secure and has secured most of the favorable exhibition venue time-slots at the HKCEC for the HKTDC’s own trade shows. The HKTDC and the HKCEC (as well as other exhibition organizers and trade associations) have from time to time been pressing the Hong Kong government to consider supporting a further expansion (“Phase 3”) of the HKCEC. There have also been some industry and political pressures for more large-scale convention and exhibition centers to be built in Hong Kong. As a result of such developments, and especially if HKCEC Phase 3 proceeds or if other exhibition venues are built in Hong Kong or southern mainland China (for example, the first phase of a new exhibition venue located near the Shenzhen Bao’an International Airport is scheduled to be built and completed by around 2018), our overall competitiveness may be harmed, we may not be able to attract the desired quantity and quality of exhibitors and buyers to our trade shows, and the viability of our trade show business may be jeopardized.

The long-term growth and viability of our trade shows in Hong Kong depend significantly on the continued or improved attractiveness of the AsiaWorld-Expo exhibition venue (at which they are held) to exhibitors and buyers. If the economic, transportation, urban, tourism and other infrastructures and developments surrounding the AsiaWorld-Expo (which is located near the Hong Kong International Airport) are not further built, improved and implemented appropriately or at all, and we are unable to secure bookings at and switch to other more attractive alternative exhibition venues for our Hong Kong trade shows, the overall competiveness and viability of our trade show business may be jeopardized.

In addition, Hong Kong has a competition law that prohibits any agreement or concerted practice amongst undertakings, or any conduct by an undertaking with a substantial degree of market power, that has the object or effect of preventing, distorting or restricting competition in Hong Kong. This competition law applies to private enterprises, but at the same time all Hong Kong statutory bodies (such as the HKTDC) are excluded from the application of the competition law, unless Hong Kong’s Chief Executive-in-Council specifies, through regulations, which statutory bodies are not to be exempted. Currently, the HKTDC is not one of the “non-exempted” statutory bodies covered by such regulations made by Hong Kong’s Chief Executive-in-Council. This means that while we have to comply with the Hong Kong competition law regime, the HKTDC need not, thereby resulting in an uneven playing field that could jeopardize the competitiveness and viability of our trade show business in Hong Kong.

Online advertising rates in our sectors have declined over the past few years, and if we are not able to slow or reverse this trend or to substantially grow the total number of customers using our services, our operating results and financial condition could be adversely affected.

        The marketing and pricing decisions of our competitors strongly influence our business and therefore affect our financial condition. For example, in mainland China, online advertising rates in our sectors have declined over the past few years. If online advertising rates continue to decline, if customers choose lower value packages, or if we are unable to make up for such declines by growing our customer base, it could affect the relative proportions of our trade show, online and print revenue mix, our overall margins could be adversely impacted and our business and financial condition could suffer.

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

We are required to test goodwill for impairment at least annually and to review our amortizable intangible assets for impairment whenever events or changes in circumstance indicate that the carrying amounts may not be recoverable. The carrying amounts of our goodwill and intangible assets as of December 31, 2015 were approximately $8.4 million and $17.9 million, respectively. Significant adverse changes in the business climate, or economic, competitive and other factors, may affect the value of goodwill and identifiable intangible assets. If any of these factors impair the value of these assets, accounting rules would require that we reduce their carrying value and recognize an impairment charge, which would reduce our reported assets and earnings in the year in which the impairment charge is recognized.

The loss of one or more of our executive officers could harm our business and financial condition.

Our growth and success depend significantly on the continued services of our executive officers and other key members of our management. The loss of their services and/or that of other key executives, including our executive chairman, chief executive officer (currently Spenser Au who, as announced by us on March 15, 2016,  is retiring at the end of 2016), chief financial officer, chief operating officer and chief information officer, or senior management personnel of our acquired subsidiaries, or significant changes in our executive management team, whether as a result of resignation, service termination, retirement, succession planning or otherwise, may be disruptive to our business and operations and/or could jeopardize the success and viability of our business and financial condition. If competitors hire our key personnel, it could allow them to compete more effectively by diverting customers from us and facilitating more rapid development of their competitive offerings.

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

We have agreements with various independent sales representative companies, whom we rely heavily upon for the sales and marketing of our products and services. Eight main sales representative companies in mainland China were responsible for approximately 76% of our total revenues for the year ended December 31, 2015. These independent sales representatives collect cash from our customers on our behalf and deposit such collections into designated bank accounts owned by them whereby, for managing the credit risks, our senior employees are the authorized signatories to withdraw cash from such bank accounts in China. Generally, either we or the sales representative companies may terminate the service agreement between them and us upon short notice. It is possible that we may not retain some of our sales representative companies, or they may not retain some of their sales personnel (due to competition from other companies in hiring and retaining sales personnel) or be able to replace them with equally qualified personnel. Furthermore, if a sales representative company terminates its agreement with us, some of our customers with a direct relationship with that sales representative company or its personnel may terminate their relationship with us. Although these sales representative companies and their employees are independent from us, there can be no assurance that our reputation and our business, and our financial condition, will not be harmed by their acts or omissions. If sufficient numbers of employees are not recruited, or properly trained, integrated, motivated, retained and managed, by these sales representative companies, or if they or their employees perform poorly or fraudulently, or otherwise fail to perform their roles and responsibilities adequately, appropriately or as required, or if our relationships with these sales representative companies fail or deteriorate or we are otherwise unable or unsuccessful in effectively managing our relationship with them, our business and revenues may be harmed. In addition, although we have long-standing relationships with a majority of these independent sales representatives, for whom there is no recent history of default in transferring client payments received by them to us, if any of these sales representatives go bankrupt or otherwise fail to transfer such moneys to our own bank accounts, we could be exposed to credit risk.

The value of our commercial properties in mainland China, Hong Kong and Singapore may fall below the carrying value, requiring us to recognize an impairment charge; or we may not be able to fully rent out any excess unutilized space in our investment properties.

We own commercial properties in Shenzhen’s new commercial business district, which are equivalent in standard to “Grade A” private office premises in Hong Kong. In addition, we own commercial properties in Hong Kong, Shanghai and Singapore.

The total carrying amount of our owned Shenzhen, Shanghai, Hong Kong and Singapore properties was approximately $124.0 million, and their total market value was approximately $227.35 million as of December 31, 2015. However, real estate markets are cyclical and valuation year-on-year is uncertain, given global and country-specific demand and supply drivers. As a result, we may not be able to recover the carrying value of our owned properties, which may require us to recognize an impairment charge in future earnings.

If and to the extent we are unable to fully rent out and generate rental income from any excess unutilized space in our investment properties, our operating results may be adversely affected thereby.

We may not be successful in identifying, financing, consummating and/or effectively integrating acquisitions, joint ventures or strategic alliances in order to expand our business. In such event, our operating results and financial condition could be adversely affected.

We are regularly evaluating potential strategic acquisitions, joint ventures, alliances or other investments, and other opportunities for growth. We believe that these are key components of our business strategy. However, we may not be successful in identifying such opportunities, or we may not be able to negotiate satisfactory terms or consummate them successfully, or we may not have sufficient access to capital to enter into or to take advantage of them. In these circumstances, our growth potential, competitiveness and/or business success, and therefore our financial condition, may be harmed.

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

The period between our initial contact with a potential customer and the purchase of our products and services is often long and unpredictable and may have delays associated with the lengthy budgeting and approval processes of our customers. This lengthy sales and implementation cycle may affect our ability to estimate our future revenues and could cause delays in the conclusion of sales contracts with customers, thereby adversely affecting our business objectives and success, and therefore our financial condition.

Our plans to expand into the mainland China domestic business-to-business market may fail or underperform.

We have various media properties serving the mainland China domestic market and we intend to grow this. We are generally less competitive in this market than the export market and may not be successful.

We could be subject to additional income tax liabilities.

We are subject to income taxes in numerous jurisdictions. Significant judgment is required in evaluating our worldwide provision for income taxes. During the ordinary course of business, there are many transactions for which the ultimate tax determination is uncertain. For example, our effective tax rates could be adversely affected by earnings being lower than anticipated in countries where we have lower statutory rates and higher than anticipated in countries where we have higher statutory rates; by relocation of some of our business operations from one tax jurisdiction to another; by changes in the valuation of our deferred tax assets and liabilities; or by changes in the relevant tax, accounting and other laws, regulations, principles and interpretations. In addition, the Organization for Economic Co-operation and Development (“OECD”), which represents a coalition of member countries, is supporting changes to numerous long-standing tax principles through its base erosion and profit shifting (BEPS) project, which is focused on a number of issues, including the shifting of profits between affiliated entities in different tax jurisdictions. To the extent any of these proposals are enacted into legislation by OECD member countries, or if other international, consensus-based tax policies and principles are amended or implemented, they could adversely affect the amount of tax we pay. We are subject to potential or actual tax reviews in various jurisdictions, and as a result, we may receive, additional tax assessments in such jurisdictions. Although we believe our tax estimates are reasonable, the final determination of such tax reviews and any related litigation could be materially different from our historical income tax provisions and accruals. The results of a tax review or related litigation could have a material adverse effect on our operating results or cash flows.

The failure of or security breaches to our computer systems, network and communications hardware and software could materially and adversely affect our business, operating results and financial condition.

Our business depends on the high availability, good performance and strong security of our computer systems, network, and associated hardware and software. Any system interruptions, poor performance or security breaches impacting on Global Sources Online or any of our online sites may drive buyers and other registered users away and reduce the attractiveness of these sites to advertisers, thereby adversely affecting our business, operating results and financial condition.

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

Apart from U.S. treasury bills, a significant portion of our cash and cash equivalents is held as cash deposits with various banks. In the event of an insolvency of any such banks, we may not be able to recover our cash from them in full or in part, or there may be prolonged delays in such recovery.

A significant portion of our cash and cash equivalents is held as cash deposits with various commercial banks. A majority of such balances are held in banks located outside mainland China. Although we have not recognized any losses to date on our cash and cash equivalents, in the event of an insolvency of any such banks, we may not be able to recover our cash from them in full or in part, or there may be prolonged delays in such recovery. This could materially adversely affect the value or liquidity of our cash and cash equivalents and result in an impairment, which could materially adversely affect our financial condition and operating results.

The commercial real estate properties which we own in mainland China constitute a substantial portion of our assets, and there may be legal ownership risks associated with these properties, given the fact that the interpretation of mainland China laws and regulations may involve a degree of uncertainty.

The mainland China legal system is based on written statutes, and prior court decisions can only be used as a reference. From time to time, the mainland China government has been promulgating and may in the future introduce new or amended laws and regulations in relation to economic matters such as foreign investment, corporate organization and governance, commerce, taxation and trade, and other commercial law matters, including laws relating to property ownership and development. However, due to the developing nature of such laws and regulations, and because of the limited volume of published cases and the non-binding nature of prior court decisions, interpretation of mainland Chinese laws and regulations may involve a degree of uncertainty. In addition, any litigation in mainland China may be protracted and result in substantial costs and diversion of resources and management attention. All these uncertainties may cause difficulties in the enforcement of our land use rights, entitlements under its permits, and other statutory and contractual rights and interests relating to the commercial real estate properties which we own in mainland China and which constitute a substantial portion of our assets.

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

Investment Risks

Our half-yearly operating results may have seasonal fluctuations and as a result, we may fail to meet analyst, investor and/or shareholder expectations.

Event revenue is recognized when a particular event is concluded and as a result we may experience fluctuations in our half-yearly revenue based on the movement of annual trade show dates from one half-year to another. In addition, certain expenses associated with future revenues are likely to be incurred in the preceding half-year, which may cause profitability to be lower in those preceding periods.. As a result of seasonal fluctuations in our half-yearly operating results, we may fail to meet analyst, investor and/or shareholder expectations.

There is a limited public market for our shares and the trading volume for our shares is low, which may limit your ability to sell your shares or purchase more shares.

As of February 29, 2016, we had approximately 911 registered shareholders, and a total of 23,884,131 issued and outstanding common shares of par value $0.01 each, out of which approximately 11,690,303 issued and outstanding common shares were tradable on the NASDAQ Global Select Market (“NASDAQ”).

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

Sales of common shares by our major shareholders could adversely affect the prevailing market price of the common shares. As of February 29, 2016, we had 23,884,131 common shares issued and outstanding, out of which at least 15,785,328 common shares issued and outstanding are beneficially owned by people who may be deemed “affiliates”, as defined by Rule 405 of the Act. Of these 15,785,328 shares, 12,192,399 shares are “restricted securities” which can be resold in the public market only if registered with the SEC or pursuant to an exemption from registration.

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

As of February 29, 2016, Mr. Merle Allan Hinrich beneficially owned approximately 58.99% of our total issued and outstanding common shares, and may be deemed to be the beneficial owner of up to 64.40% of our total issued and outstanding common shares (as described in Item 7 below). Mr. Hinrich is also our Executive Chairman. Accordingly, Mr. Hinrich has substantial voting influence over the election of our directors, the appointment of new management and any actions requiring shareholder approval, such as adopting amendments to our articles of incorporation and approving mergers or sales of all or substantially all of our assets. Such concentration of ownership and substantial voting influence may have the effect of delaying or preventing a change of control, even if a change of control is in the best interest of all shareholders. There may be instances in which the interests of our major shareholder may conflict or be perceived as being in conflict with the interests of a holder of our securities or the interest of the Company.

We are a “controlled company” within the meaning of the corporate governance standards under NASDAQ and may therefore elect not to comply with certain corporate governance requirements.

As Mr. Hinrich controls more than 50% of our total issued and outstanding common shares, we are classified as a “controlled company” within the meaning of the corporate governance standards under NASDAQ.  Under the NASDAQ Listing Rules, a company of which more than 50% of the outstanding voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements, including the requirements that (i) a majority of the board of directors consists of “independent directors,” as defined under the rules of NASDAQ, (ii) directors be selected by either (x) independent directors constituting a majority of the board’s independent directors in a vote in which only independent directors participate or (y) a nominating/corporate governance committee composed entirely of independent directors, (iii) the compensation committee be composed entirely of independent directors, (iv) it certify that it has a formal written compensation committee charter that is reviewed and reassessed for adequacy on an annual basis or (v) it has certain specified responsibilities and authority with respect to compensation consultants, legal counsel and other advisors. At this time, we have no present intention to avail ourselves of such corporate governance exceptions. However, this is not a guarantee that we would not seek to take advantage of the corporate governance exceptions available to a “controlled company” in the future, and if we do so, our shareholders may not have the same protections afforded to stockholders of companies that are subject to all of the applicable corporate governance standards under NASDAQ.

Because we are governed by Bermuda law rather than the laws of the United States and our assets are outside of the United States, our shareholders may have more difficulty protecting their rights because of differences in the laws of the jurisdictions.

We are incorporated under the laws of Bermuda. In addition, certain of our directors and officers reside outside the United States and a substantial portion of our assets is located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon such persons or to realize against them judgments of courts of the United States predicated upon civil liabilities under the United States federal securities laws. We have been advised by our legal counsel in Bermuda, Appleby, that final and conclusive judgments of the competent courts of the United States against our Company under which a sum of money is payable (not being a sum of money payable in respect of taxes or other charges of a like nature, in respect of a fine or other penalty, or in respect of multiple damages as defined in The Protection of Trading Interests Act 1981 of Bermuda) may be the subject of enforcement proceedings in the Supreme Court of Bermuda under the common law doctrine of obligation by action on the debt evidenced by the judgment of such competent courts of the United States. A final opinion as to the availability of this remedy should be sought when the facts surrounding the foreign court’s judgments are known, but, on general principles, it would be expected that such proceedings could be successful provided that:  (i) the court which gave the judgment was competent to hear the action in accordance with private international law principles as applied in Bermuda; and (ii) the judgment is not contrary to public policy in Bermuda, has not been obtained by fraud or in proceedings contrary to natural justice and is not based on an error in Bermuda law. Enforcement of such judgments against assets in Bermuda may involve the conversion of the judgment debt into Bermuda dollars (although the Bermuda Monetary Authority has indicated that its present policy is to give the consents necessary to enable recovery in the currency of the obligation).

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

In addition, unless otherwise required by the Exchange Act or the listing rules of the Nasdaq Global Select Market, with effect from January 1, 2016, we do not intend to continue releasing interim quarterly financial reports, but intend to issue interim financial reports on a semi-annual basis instead.  Accordingly, there will be less publicly available information concerning our company as compared to previous reporting periods.

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

We do not have a regular cash dividend payment policy, which may reduce the demand for our shares.

We have not paid any cash dividends in the past and there is no assurance that we may pay any cash dividends in the future. The absence of a regular cash dividend payment policy may reduce the demand for our shares.

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

History and Development of the Company

We are a leading facilitator of global merchandise trade. Our business began in 1971 in Hong Kong when we launched Asian Sources, a trade magazine to serve global buyers importing products in volume from Asia. Today, we are one of Asia’s leading providers of trade information using face-to-face events, online media and print media, meeting the marketing and sourcing needs of our supplier and buyer communities.

The core business uses English-language media to facilitate trade from Greater China (which includes mainland China, Hong Kong and Taiwan) to the world.

We became one of the first providers of business-to-business online marketplace services by launching Asian Sources Online in 1995. In 1999, we changed the name of Asian Sources Online to Global Sources Online.

We originally were incorporated under the laws of Hong Kong in 1970. In April 2000, we completed a share exchange with a publicly traded company based in Bermuda, and our shareholders became the majority shareholders of the Bermuda corporation. As a result of the share exchange, we became incorporated under the laws of Bermuda and changed our name to Global Sources Ltd. Our capital expenditures during the years ended December 31, 2015, 2014 and 2013 amounted to $1.4 million, $18.7 million and $27.0 million, respectively. For 2015, such expenditures were incurred mainly for purchase of computers, purchased software, office equipment, leasehold improvements and software development. For 2014, such expenditures were incurred mainly for purchase of office premises in Singapore, computers, purchased software, office equipment, leasehold improvements and software development. For 2013, such expenditures were incurred mainly for purchase of office premises in Hong Kong, computers, software, office equipment and leasehold improvements. Our capital expenditures were financed using cash generated from our operations. The net book value of capital assets disposed and written off during the years ended December 31, 2015, 2014 and 2013 amounted to $11.1 million, $0.06 million and $12.6 million, respectively.  Disposals of our commercial properties in 2015 and 2013 have been discussed under the heading “Properties” in this Item 4.

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

Buyers rely on our media to find products and suppliers, and to stay current with supply market conditions. Suppliers use our media to find new buyers and markets for their products. Suppliers using our three primary channels – trade shows, online marketplaces and magazines– are supported by our advertising creative services and online content management applications.

We have a significant presence across a number of industry sectors including electronics, fashion accessories, hardware and gifts. We are particularly strong in facilitating China’s two-way trade of electronics, one of China’s largest import and export sectors.

As of February 29, 2016, more than 295,000 suppliers were listed on GlobalSources.com and we serve a buyer community of over 1,000,000 active members in more than 200 countries and territories.

We are diversified in terms of products and services offered, industries served, and our customer base. We have powerful and valuable assets including: the Global Sources brand; leading products and market positions; several strong trade shows in the China domestic market; and an extensive presence in Greater China. We believe that all of these provide a strong platform for success and that we are well-positioned in the industry segments within which we operate.

The following table sets forth our revenue from continuing operations by category for the last three fiscal years:

	Year Ended December 31,
	2015	2014	2013
	(In U.S. Dollars Thousands)
Revenues
Exhibitions	$91,854	$88,941	$76,786
Online and other media services	70,242	82,430	93,388
Miscellaneous	8,929	7,911	7,200
	$171,025	$179,282	$177,374

The following table sets forth our revenue by geographical area for the last three fiscal years:

	Year Ended December 31,
	2015	2014	2013
	(In U.S. Dollars Thousands)
Revenues
China	$151,005	$155,432	$151,202
Rest of Asia	19,741	23,441	25,643
United States	228	344	391
Europe	1	-	13
Others	50	65	125
	$171,025	$179,282	$177,374

We currently generate the majority of our revenue from suppliers in Asia, with China being our largest market at approximately 88% of total revenue during 2015. Our revenue is derived from two primary sources – Exhibitions, which represented approximately 54% of total revenue in 2015 and Online and other media services, which represented approximately 41% of total revenue in 2015.

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

•
Other Media Services – We publish printed trade magazines, which consist primarily of advertisements from suppliers and our independent editorial reports. We also derive a small amount of revenue from buyers that subscribe to our trade magazines and from marketing services provided to suppliers.

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

With a population that is more than 15 times as large as Hong Kong, Taiwan and South Korea combined, and with comparably more manufacturing facilities, the scale of China as an exporter is very substantial. China’s exporters include state-owned enterprises, joint ventures and a rapidly growing number of entrepreneurial companies.

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

Many suppliers want to reach their customers and prospects in multiple ways -- to make sure they reach their entire target market, because of the benefits of different and more frequent exposures to buyers, and because each of the media plays a different role in the sales cycle.

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

Buyers request information and purchase goods from suppliers who market themselves through our trade shows, online services and trade magazines. We provide information to help buyers evaluate numerous sourcing options so they can place orders with suppliers that have the most suitable capabilities and/or who offer them the best terms. We help suppliers market their products and their capabilities to our community of buyers worldwide. By receiving inquiries from a wide selection of buyers, suppliers have more opportunities to achieve the best possible terms, and to learn about the demand and specific requirements in different markets.

With the combination of our online, print and trade show offerings, supported by our creative and production services, we offer suppliers a comprehensive export marketing service. Moreover, we believe that we are uniquely capable of helping suppliers create and deliver integrated marketing programs that impact all stages of the buying process – from awareness and lead generation – right through to purchase orders.

Media for Buyers Worldwide

Trade Shows

Our primary shows are held in Hong Kong each spring and fall. These shows bring buyers from around the world to meet face-to-face with suppliers.

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

Buyers can reach a large potential supply base on GlobalSources.com by searching among, and/or making inquiries to, more than 295,000 suppliers.

Trade Publications

We publish various industry-specific trade magazines. Our trade magazines come in print and digital formats and contain paid advertisements from suppliers, as well as our independent editorial content.

Advertising Creative Services

We offer our customers advertising and marketing creative services, which assist them in communicating their unique selling propositions and in executing integrated marketing campaigns across our trade shows, online services and trade magazines. Customer service officers and copywriters assist suppliers with creative services including digital photography of products, translation, copywriting, ad layout and quality control. Basic media and creative services are included in our media charges.

Media for Executives in China

In addition to our primary media, which connect export suppliers in Asia with buyers worldwide, we are a leading provider of information to the China domestic market. For this segment of our business, our primary services are trade shows for the fashion and machinery sectors.

Mission and Business Strategy

Mission

Global Sources’ mission is to connect global buyers and suppliers by providing the right information, at the right time, in the right format.

Our key business objective is to be the preferred provider of content, services, and integrated marketing solutions that enable our customers to achieve a competitive advantage.

Business Strategy

Our primary target market is comprised of professional small, medium and large-sized buyers and suppliers. Moreover, our focus is on verified suppliers and verified buyers. Our business strategy is to serve our markets with trade show, online and print media that address our customers’ needs at all stages of the buying process.

The Global Sources strategy is built around the following four key foundations:

1.	Focusing on our core business of connecting buyers worldwide with suppliers in mainland China and the rest of Asia,
2.      Developing services and content that integrates online marketplaces with trade shows,
3.
Expanding our business and leadership position in all our industry sectors: electronics, gifts, home products, and fashion products. We aim to grow and develop each of these, with a significant focus on mainland China’s electronics export industry, which is by far our largest business and opportunity, and

4.      We continue to evaluate acquisitions, joint ventures and alliances that support our core business.

Products & Services

Media for Buyers Worldwide

Trade Shows

Trade shows are scheduled to be held every April and October in Hong Kong for the following four categories:

-	Electronics

-	Mobile Electronics

-	Gifts & Home

-	Fashion

Online Services

GlobalSources.com, our primary online service, is comprised of industry sector marketplaces including the following:

Auto Parts & Accessories	Hardware
Consumer Electronics	Home Products
Electronic Components Fashion Accessories & Footwear Fashion Apparel & Fabrics Gifts & Premiums	Machinery & Parts Mobile Electronics Security Products Drones & Robotics

Trade Publications

We currently publish the following industry-specific trade magazines in print and/or digital formats, and in various frequencies ranging from monthly to once a year:

Global Sources Auto Parts Accessories	Global Sources Home Products
Global Sources Consumer Electronics	Global Sources India Products
Global Sources Electronic Components	Global Sources Korea Products
Global Sources Fashion Accessories & Footwear	Global Sources LED & Solar Products
Global Sources Fashion Apparel & Fabrics	Global Sources Mobile Electronics
Global Sources Gifts & Premiums	Global Sources Security Products
Global Sources Hardware & DIY

Media for Buyers and Executives in China

Trade Shows and Exhibitions

Trade Shows / Exhibitions	Description, Scheduled Date and Location
FashionSZshow (formerly known as China International Fashion Brand Fair - Shenzhen) Shenzhen International Machinery Manufacturing Industry Exhibition and its related shows (SIMM)
China and international fashion brand fair featuring men’s and women’s clothing and accessories.

Scheduled to be held in July 2016 in Shenzhen, China.

Includes mold manufacturing technology and products, cutting tools, industrial automation and robotics, and metal forming and metal cutting machine tools, 3D printing, and more.

Scheduled to be held March 29 – April 1, 2016 in Shenzhen, China.

Website

Chief Executive China Online	•	The management portal for China executives in simplified Chinese, with management news, expert blogs and user discussion on leadership, strategy, marketing and human resource management.

Magazine

Global Sources Chief Executive China	•
A leading journal on management practice for senior executives in China, with a special focus on small and medium enterprise manufacturers. Content includes local cases and expert opinion both globally and from within China on business practices relevant to today’s market situation. Published monthly in simplified Chinese.

Customers

We provide services to a broad range of international buyers and suppliers in various industry sectors.

Suppliers

During 2015, 16,002 suppliers paid us for marketing or advertising services compared to 18,197 during 2014. Approximately 87 % of these suppliers were located in mainland China. No individual supplier customer represented more than 1% of our revenue during 2015 or 2014.

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

Sales and Marketing

Our team member sales organization consists of approximately 1,455 independent representatives in more than 50 cities worldwide, with approximately 40 of these locations in Greater China. We have a staff of approximately 111 full-time employees that oversee and monitor the independent sales representative organizations that employ these representatives.

These organizations operate pursuant to service agreements with us that generally are terminable by either party on short notice. These representatives focus on developing and maintaining relationships with suppliers that are current customers and they seek to increase the number of new suppliers using our services. Substantially all of our contracts with suppliers are entered into directly between the supplier and us.  Revenue for trade shows is seasonal as it is recognized in the month in which each show is held. Currently, most of our largest trade shows are expected to be held in the second quarter and fourth quarter of each year. The net result of the above seasonality is that second and fourth quarter revenues are likely to be substantially higher than the first and third quarter revenues. The largest representative sales offices are located in Beijing, Guangzhou, Shanghai, Xi’an, Shenzhen, Hong Kong and Taipei. Our eight sales representative organizations in China accounted for approximately 76% of our total revenue in 2015. In 2016, we began the process to establish our own sales forces in China and Hong Kong to supplement the independent sales representatives, in order to have a direct interaction with the market and our customers as well as to shorten the time to market our new products and services.

Our marketing strategy leverages our database of more than 295,000 suppliers currently listed on GlobalSources.com. Sophisticated analyses of buyer and supplier profile data enable us to target our sales and marketing programs to new geographic areas and to specific product categories within industry sectors.

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

Strategic Relationships

On June 30, 2015, we completed the sale of our 60.1% interest in eMedia Asia Limited (“eMedia”) (including eMedia’s interests in the acquired entities referred to below, but excluding Beijing EDN Advertising Production Co., Ltd.) to the 39.9% shareholder, UBM Asia B.V. (a member of the United Business Media group), for a cash consideration of approximately $12 million.

We entered into the eMedia joint venture in September 2000 to provide new technology content, media and online services for the Asian electronics market, focusing on new opportunities in the Greater China market.

In December 2009, eMedia acquired from the United Business Media group, for a net cash consideration of approximately US$5 million, the entire issued share capital of eMedia South China Limited (previously known as “UBM South China Limited”), a company incorporated in the Hong Kong Special Administrative Region, which holds a 70% equity interest in Shenzhen Herong GS Exhibition Co., Ltd. (previously known as “Shenzhen Herong UBM Exhibition Co., Ltd.”), a company incorporated in mainland China. Shenzhen Herong GS Exhibition Co., Ltd. organizes and operates the China International Optoelectronic Exposition in mainland China.

In April 2011, eMedia acquired EDN Asia Advertising Pte. Ltd. (previously known as “Canon Communications Asia Pte. Ltd.”) and Beijing EDN Advertising Production Co., Ltd. (previously known as “Beijing Reed Advertising Services Co., Ltd.”) – which published EDN-Asia and EDN-China, respectively – from Canon Communications LLC, a subsidiary of United Business Media Limited (LSE: UBM.L), for a cash consideration of approximately $4 million. Subsequently, these titles were transferred to eMedia and are now published directly by eMedia, with effect from January 1, 2013.  Following the sale of eMedia the Company will retain its interest in Beijing EDN Advertising Production Co., Ltd.

Haoji Group Limited (“Haoji”) is a company incorporated in the British Virgin Islands, which holds the entire issued share capital of Space Exhibition Consultants Limited, a company incorporated in the Hong Kong Special Administrative Region, which in turn holds all of the equity interests in Huanyu Shishang Exhibition (Shenzhen) Co., Ltd. (“Huanyu”). Huanyu operates the China (Shenzhen) International Brand Clothing & Accessories Fair (now known as Fashion SZ Show) in mainland China, and owns the businesses and assets associated therewith. In March 2012, we acquired 80% of the entire issued share capital of Haoji, from an individual who was the sole shareholder of Haoji, for a total cash consideration of approximately $17.0 million, comprising an initial cash amount of approximately $12.7 million that was paid by us on completion of the transaction, and another additional cash amount of approximately $4.3 million was paid in February 2013.

The Shenzhen International Machinery Manufacturing Industry Exhibition and its related shows (the “SIMM Events”) currently consist of two groups of co-located trade shows: (a) the Shenzhen International Machining Automation Exhibition and the Shenzhen International Metal Forming Machine Tool & Mould Exhibition (collectively, the “Group A SIMM Events”); and (b) the Shenzhen International Metal Cutting Machine Tool Exhibition (the “Group B SIMM Events”). We entered into an agreement in April 2013 (and a subsequent supplementary agreement in September 2013) to acquire a 70% interest in the Group A SIMM Events and a 56% effective interest in the Group B SIMM Events, for a total consideration of approximately $16.3 million. We paid $13.0 million in 2013 and 2014 and paid $2.6 million in 2015 towards the purchase consideration. The balance cash consideration of $0.7 million is payable in two installments over the years 2016 to 2017 upon certain conditions being fulfilled. In addition, there is a potential obligation to pay not more than approximately $1.2 million for transaction cost.

Technology and Systems

We use a combination of commercial software and internally developed systems to operate our websites and services.

We have invested a total of $25.5 million for years 2015 and 2014 combined in information and technology costs.

As of December 31, 2015, we had 161 team members engaged in technology development, maintenance, software customization and data center operations.

As of December 31, 2015, our online marketplace services are run on the Oracle DBMS release 12c. The catalog application that supports Global Sources Online’s core functions uses a Java platform.

Our servers are hosted by AT&T iDC in Hong Kong. We maintain system back-ups and have a Singapore facility that can be used for disaster recovery purposes.

For the year ended December 31, 2015 our external network had 100% uptime availability.

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

We have registrations and/or pending applications for our “Global Sources” trademarks in various countries or regions, including Australia, the European Union, Hong Kong, India, Indonesia, Israel, Mexico, mainland China, the Philippines, Singapore, South Africa, South Korea, Switzerland, Taiwan, Thailand, Turkey, the United Arab Emirates and the United States.

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

Properties

During 2004, we entered into a contract for the purchase of approximately 9,000 square meters of office space in the Shenzhen International Chamber of Commerce Tower in Shenzhen, China, at a purchase price of approximately $19.0 million. Full payment of the purchase price was made during 2004, the physical handover of the premises occurred on or around March 30, 2005 and we received the title certificates. In 2008, we purchased approximately 6,364.50 square meters (gross) of additional office space in this same building, at a price of approximately $34.4 million. The building is situated on leasehold land. The lease period of the land is 50 years, commencing from year 2002. At the end of the lease period, the building together with land will revert to the local government authority.  Subsequently, in December 2015, we completed the sale of approximately 2,118 square meters (gross) of office space in this building, for a total cash consideration of approximately $21.1 million.

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

In 2011, we purchased approximately 6,668 square meters of office space in a commercial building known as “City Point” in Shanghai, China, for a total purchase price of approximately $52.0 million, in order to support our continued business expansion in China. The lease period of the land is 50 years, commencing from year 2006.

In 2013, we completed the purchase of commercial property on the 21st, 22nd and 23rd floors of the Vita Tower in Hong Kong, China, which we previously leased and are currently continuing to occupy for operational use. This comprises a total of 36,822 square feet of office space, for a total purchase consideration of approximately $23.6 million. The building is situated on land with a lease period of 75 years expiring in 2023, which is renewable for a further 75 years.

In February 2014, we purchased office space on the 8th floor of No. 1 Sims Lane in Singapore, with a total gross floor area of approximately 22,496.50 square feet, together with 5 appurtenant rooftop accessory lots, for a total purchase consideration of approximately $13.1 million. We previously leased this office space and are currently continuing to occupy it for our operational use.

In addition, we generally lease our office space under cancellable and non-cancellable arrangements with terms of two to five years, generally with an option to renew upon expiry of the lease term. We leased in aggregate approximately 51,558 square feet of executive and administrative offices in mainland China, Hong Kong, the Philippines, Singapore, India and Taiwan during the year ended December 31, 2015. Our aggregate base rental and building management fee expenses for the year ended December 31, 2015 was approximately $0.9 million.

We lease part of our properties to third parties to generate rental income. During the year ended December 31, 2015, we recorded such rental income of $7.2 million.

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

Our key business objective is to be the preferred provider of content, services and integrated marketing solutions that enable our customers to achieve a competitive advantage.

We believe that we offer the broadest and most integrated offering to suppliers and buyers through our three primary channels – online marketplaces, magazines and trade shows.

We were originally incorporated under the laws of Hong Kong in 1970.  In 1971, we launched Asian Sources, a trade magazine to serve global buyers importing products in volume from Asia. We became one of the first providers of business-to-business online services by launching Asian Sources Online in 1995. In 1999, we changed the name of Asian Sources Online to Global Sources Online.

In April 2000, we completed a share exchange with a publicly-traded company based in Bermuda, and our shareholders became the majority shareholders of the Bermuda corporation. As a result of the share exchange, we became incorporated under the laws of Bermuda and changed our name to Global Sources Ltd.

Revenue

We derive revenue from two principal sources, Exhibitions-trade shows and seminars and Online and other media services.

Exhibitions – trade shows and seminars - Our Global Sources trade shows, previously known as China Sourcing Fairs, offer international buyers direct access to manufacturers in China and elsewhere in Asia. The first trade show was held in the fourth quarter of 2003. Subsequently, we launched trade shows in Hong Kong, Dubai, Mumbai, India, New Delhi, India, Johannesburg, South Africa, Miami, USA, Sao Paulo, Brazil and Jakarta, Indonesia and have held many events since 2004. These shows bring buyers from around the world to meet face-to-face with suppliers. Our largest shows are our Global Sources trade shows which are held in Hong Kong each spring and fall. We also host our FashionSZshow in Shenzhen, China in the third quarter of each year. In addition, in March 2014, we held our first Shenzhen International Machinery Manufacturing Industry Exhibition and its related shows (“SIMM machinery shows”) in Shenzhen, China. In 2015, we moved our SIMM machinery shows to the second quarter of 2015 from the first quarter of 2014.

We derive revenue primarily from rental of exhibit space and also from advertising and sponsorship fees in show guides and other locations in and around our event venues. We recognize exhibitor services revenue at the completion of the related events. Our major trade shows in Hong Kong are scheduled to be held in the second quarter and fourth quarter of each financial year. As a result, second and fourth quarter revenues are expected to be higher than the first and third quarter revenue.

Online and other media services - Online and other media services consists of the following two primary revenue streams:

Online Services — Our primary service is creating and hosting marketing websites that present suppliers’ product and company information in a consistent and easily searchable manner on Global Sources Online. We also offer banner advertising and publish digital magazines.

Other Media Services — We publish trade magazines, which consist primarily of product advertisements from suppliers and our independent editorial reports. Suppliers pay for advertising in our trade magazines to promote their products and companies. We also derive revenue from buyers that subscribe to our trade publications.

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

The carrying amounts of goodwill in each business are reviewed for impairment at least annually or more frequently if events or changes in circumstances indicate a potential impairment in accordance with the accounting policy stated in note 2.8 to our consolidated financial statements included under Item 8 of this document. The carrying amounts of all other intangible assets are reviewed where there are indications of possible impairment.

At December 31, 2015 and 2014, we had goodwill balances of $8.4 million and $11.5 million, respectively. This goodwill as at December 31, 2015 relates to the business acquisition we completed in 2014.

Goodwill is allocated to cash-generating units (“CGUs”) for the purpose of impairment testing. The allocation is made to those CGUs or groups of CGUs that are expected to benefit from the business combination in which the goodwill arose, identified according to operating segment.

Goodwill is allocated to our CGUs identified according to operating segments. An operating segment-level summary of the goodwill allocation as of December 31, 2015 and 2014 were as follows:

	December 31,
	2015	2014
	(in U.S. Dollars Millions)
Exhibitions, Topranch Limited	$8.4	$9.0
Exhibitions, eMedia South China Limited	-	2.5
	$8.4	$11.5

The trademarks intangible assets relating to the acquired businesses as at December 31, 2015 and 2014 were as follows:

	December 31,
	2015	2014
	(in U.S. Dollars Millions)
Exhibitions, Topranch Limited	$10.4	$12.6
Exhibitions, Haoji Group	6.6	8.9
Exhibitions, eMedia South China Limited	-	3.5
Online and other media services business, EDN	-	0.6
	$17.0	$25.6

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

We performed an impairment review of goodwill balances at December 31, 2015. The recoverable amounts of CGUs were determined based on value-in-use calculations. For these calculations we used cash flow projections covering five-year period. Cash flows beyond the five-year period are extrapolated using the estimated growth rates. The growth rate did not exceed the long-term average growth rate for the business in which the CGU operates.

Exhibitions, Topranch Limited:

For testing the goodwill for impairment at year end, we used the following key assumptions for value-in-use calculations:

•	Revenue growth rate of average 4%
•	Pre-tax discount rate of 21% applied to the pre-tax cash flow projections
•	Growth rate beyond five years of 1.5%

We determined revenue growth rate based on past performance and its expectations of market developments. The discount rates used reflect specific risks relating to the relevant operating segment. Based on our testing, there was no impairment to goodwill for Topranch Limited as at December 31, 2015.

We have also performed a sensitivity analysis for the above exhibition business based on changes in key assumptions considered to be reasonably possible. There will be no impact to our results after tax if the pre-tax discount rate and the revenue growth applied to the discounted cash flows for this exhibition business at December 31, 2015 is raised by 1% and decreased by 1%, respectively, with all other variables including tax rate being held constant. In addition, there were no indicators of impairment for the trademark assets relating to Topranch Limited as at December 31, 2015. We have also assessed the useful lives of the trademarks and determined that no change in the useful lives was required.

Exhibitions, Haoji Group:

For testing the trademarks for impairment as at December 31, 2015, we used the following key assumptions for value-in-use calculations:

•	Revenue growth rate of average 8%
•	Pre-tax discount rate of 21% applied to the pre-tax cash flow projections
•	Growth rate beyond five years of 1.5%

We determined revenue growth rate based on past performance and its expectations of market developments. The discount rates used reflect specific risks relating to the relevant operating segment. The cash flow projections we used were based on the detailed financial and operating plans of the business. Based on our testing, there was no impairment to the trademark for Haoji Group Limited as at December 31, 2015.  The goodwill relating to Haoji Group Limited as at December 31, 2015 was nil as it was fully impaired as at December 31, 2013.

There will be no impact to our results after tax if the pre-tax discount rate and the revenue growth applied to the discounted cash flows for this exhibition business at December 31, 2015 is raised by 1% and decreased by 1%, respectively, with all other variables including tax rate being held constant. We have also assessed the useful lives of the trademarks and determined that no change in the useful lives was required.

For our exhibitions businesses the estimated future cash flows are based on our internal business plans, adjusted as appropriate for our views of the overall demand for our business-to-business media services. Our internal business plans for exhibitions businesses reflect management’s assumptions related to customer participation in our events, booth yields and visitor traffic. The business plans assume the occurrence of certain events in the future, such as the future booth yields, continued participation by our existing customers and renewal of certain contracts, continued services from key personnel, availability of suitable venues and future visitor traffic volumes. We also make assumptions regarding the sales costs and event organizing costs based on the expected outcome of the aforementioned events. Should the actual outcome of some or all of these assumptions differ significantly from the current assumptions, revisions to current cash flow assumptions could cause the fair value of our reporting units to be significantly different in future periods.

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

Results of Operations

The following table sets forth our results of operations as a percentage of total revenue:

	Year ended December 31,
	2015	2014	2013
Revenue
Exhibitions	54%	50%	43%
Online and other media services	41	46	53
Miscellaneous	5	4	4
	100	100	100
Operating Expenses:
Sales	29	31	32
Event production	14	13	13
Community and content	12	12	13
General and administrative	26	27	25
Information and technology	8	7	7
Total Operating Expenses	89%	90%	90%
Profit on sale of property	6	-	9
Profit from Operations	17%	10%	19%
Net profit attributable to the Company’s shareholders from:
Continuing operations	14	10	18
Discontinued operations	3	-	1
Total	17%	10%	19%
Diluted net profit per share attributable to the Company’s shareholders from:
Continuing operations	$0.83	$0.52	$0.89
Discontinued operations	$0.20	$0.03	$0.02
Total	$1.03	$0.55	$0.91
Shares used in diluted net profit per share calculations	28,820,976	33,482,371	36,068,326

The following table represents our revenue by geographical areas as a percentage of total revenue:

	Year ended December 31,
	2015	2014	2013

China	88%	87%	85%
Rest of Asia	12	13	15
USA	*	*	*
Europe	*	-	*
Other	*	*	*
	100%	100%	100%

* less than 1%

Fiscal Year 2015 Compared to Fiscal Year 2014 – Continuing operations

Revenue

Total revenue declined to $171.0 million during the year ended December 31, 2015 from $179.3 million during the year ended December 31, 2014 resulting mainly from a 15% decline in our Online and Other Media Services revenue off-set partially by a 3% growth in our Exhibitions revenue. Our Exhibitions revenue grew by 3% from $88.9 million for the year ended December 31, 2014 to $91.9 million for the year ended December 31, 2015, resulting mainly from a growth in revenue from our exhibition events in Hong Kong and our SIMM machinery shows in Shenzhen off-set partially by a decline in revenue in Johannesburg, South Africa exhibition events and the cancellation of our exhibitions in Miami, USA, Sao Paolo, Brazil, Jakarta, Indonesia and Shenzhen, China in 2015, which we held in 2014. Our Online and Other Media Services revenue declined by 15% to $70.2 million for the year ended December 31, 2015, as compared with $82.4 million for the year ended December 31, 2014, primarily due to a 13% decline in our China market.

The decline in our Online and Other Media Services revenue resulted from a 15% decline in our revenue from hosting online websites for our customers and an 11% decline in our print advertising services revenue. Continued weak growth in the China export market resulting from the global economic downturn, increasing manufacturing costs in China coupled with market competition contributed to a reduced revenue yield from our customers, which impacted our online services revenue negatively and in addition, magazine advertising continues to be under pressure from the global shift by advertisers to alternative forms of advertising. China represented 87% of Online and Other Media Services revenue for the year ended December 31, 2015 compared to 86% for the year ended December 31, 2014.

Operating expenses

Sales

We utilize independent sales representatives employed by independent sales representative organizations in various countries and territories to promote our products and services. Under these arrangements, the sales representative organizations are entitled to commissions as well as marketing fees. These representative organizations sell online services, advertisements in our trade magazines and exhibitor services and earn a commission as a percentage of revenue generated. The commission expenses are expensed as incurred. For online and other media services, the commission expense is incurred when the associated revenue is recognized or when the associated accounts receivable are paid, whichever is earlier. For exhibitions, the commission expense is incurred when the associated revenue is recognized upon conclusion of the related event. Sales costs consist of operating costs for our sales departments and the commissions, marketing fees and incentives provided to our independent sales representative organizations, as well as sales support fees for processing sales contracts.

Sales costs declined by 11% from $56.1 million during the year ended December 31, 2014 to $50.2 million during the year ended December 31, 2015.  The decline in sales costs was mainly due to the decline in sales commissions due to a decline in revenue and decline in marketing fees.

Event Production

Event production costs consist of the costs incurred for hosting the exhibition or trade show and seminar events. The event production costs include venue rental charges, booth construction costs, travel costs incurred for the event hosting and other event organizing costs. The event production costs are deferred and recognized as an expense when the related event occurs.

Event production costs increased from $23.3 million for the year ended December 31, 2014 to $24.5 million for the year ended December 31, 2015. The increase was mainly due to an increase in event production costs for our exhibition events in Hong Kong due to an increase in number of booths sold, off-set partially by a reduction in the number of booths sold for our exhibition events in South Africa and the cancellation of our Miami, USA. Sao Paolo, Brazil, Jakarta, Indonesia and Shenzhen, China exhibition events.

Community and Content

Community and content costs consist of the costs incurred for servicing our buyer community, for marketing our products and services to the global buyer community and our content management services costs for our print publications business and online services business. Community and content costs also include costs relating to our trade magazine publishing business and marketing inserts business, specifically printing, paper, bulk circulation and promotions for our on-line services, customer services costs and the event specific promotions costs incurred for promoting the trade shows to the buyer community. The event specific promotion costs incurred for events are expensed as incurred.

Community and content costs decreased by 8% from $22.3 million during the year ended December 31, 2014 to $20.5 million during the year ended December 31, 2015 due mainly to the decline in buyer promotions costs for our exhibition events.

General and Administrative

General and administrative costs consist mainly of corporate staff compensation, marketing costs, office rental, depreciation, communications and travel costs, foreign exchange gains/losses arising from the revaluation of monetary assets and monetary liabilities and amortization of software and intangible assets as well as the impairment charge of intangible assets that may arise.

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

On March 9, 2012, we acquired an 80% interest in FashionSZshow (formerly known as China (Shenzhen) International Brand Clothing & Accessories Fair) in mainland China. We recorded the acquired intangible assets at a fair value of $20.4 million, goodwill of $5.0 million and related deferred tax liabilities of $5.1 million in connection with this acquisition. Based on the subsequent impairment reviews performed by the management, the goodwill was fully impaired in 2013 and we recorded impairment charges to the acquired intangible assets of $3.5 million in 2013 and $2.2 million in the second quarter of 2014. In October 2013, we also reviewed the useful lives of intangible assets relating to this acquisition and revised the useful lives of the intangible assets to seven years from the original seventeen years. The amortization expense relating to these acquired intangible assets is included in the general and administrative costs.

We completed the acquisition of a majority interest in the SIMM machinery shows business on January 1, 2014. We recorded the acquired intangible assets at fair value of $16.5 million and the related deferred tax liabilities of $4.1 million and goodwill of $9.0 million in connection with this acquisition. The trademark intangible assets have useful lives of 10 years and the contractual backlog had a useful life of 3 months. The amortization expense relating to the acquired intangible assets is included in the general and administrative costs. This transaction is discussed under the Liquidity and Capital Resources section of this Item 5.

General and administrative costs declined by 9% from $48.0 million during the year ended December 31, 2014 to $43.7 million during the year ended December 31, 2015, due mainly to reductions in impairment charges to intangible assets relating to our acquired FashionSZshow business and amortization of intangible assets relating to our acquired SIMM machinery shows business.

Information and Technology

Information and technology costs consist mainly of payroll, office rental and depreciation costs and fees paid to third parties relating to our information and technology support services and the updating and maintenance of Global Sources Online.

Information and technology costs increased from $12.1 million for the year ended December 31, 2014 to $13.3 million for the year ended December 31, 2015, due mainly to an increase in payroll costs and depreciation costs.

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

The Company accelerates the vesting of share grants in the event of death of an awardee or if the Company is in liquidation or, in certain cases, if there is a takeover or a change of control of the Company.

The total non-cash compensation expenses resulting from ECP and The Global Sources Directors Share Grant Award Plan recorded by us and included under the respective categories of expenses during the year ended December 31, 2015 and the year ended December 31, 2014 were $2.1 million and $1.9 million, respectively.

The corresponding amounts for the non-cash compensation expenses were credited to shareholders’ equity.

Profit from Operations

The total profit from operations during the year ended December 31, 2015 was $28.5 million as compared to $17.5 million during the year ended December 31, 2014. The growth in total profit from operations resulted mainly from profit on sale of property, declines in sales costs, content and community costs and general and administrative costs, off-set partially by a decline in revenue and an increase in event production costs and information and technology costs.

Profit from operations for online and other media services declined from $14.8 million during the year ended December 31, 2014 to $5.2 million during the year ended December 31, 2015, a decline of 65%. The decline resulted mainly from a decline in online and other media services revenue and increases in information and technology costs, partly off-set by reductions in sales costs, community and content costs and general and administrative costs. Profit from operations for exhibition services grew to a profit of $8.7 million during the year ended December 31, 2015 from a loss of $0.9 million during the year ended December 31, 2014, mainly due to growth in our exhibitions revenue and a reduction in the impairment loss in goodwill relating to one of our acquired exhibition businesses, and a reduction in sales costs, community and content costs and general and administrative costs, off-set partially by increases in event production costs and information and technology costs. Profit from operations for all other segments improved from $3.6 million during the year ended December 31, 2014 to $4.7 million during the year ended December 31, 2015 as a result of an increase in revenue in those segments and a reduction in general and administrative cost.

Interest Income and gain on sale of available-for sale securities

We recorded interest income of $0.8 million arising mainly from term deposits placed with banks during the year ended December 31, 2015 compared to interest income of $1.2 million during the year ended December 31, 2014. The decline in interest income was mainly due to the reduction in our term deposits placed with banks in 2015 as we paid $50.0 million for our tender offer in the third quarter of 2015. We also recorded a $0.2 million gain on sale of available-for-sale securities for the year ended December 31, 2015, compared to $0.01 million during the year ended December 31, 2014.

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

We reported a tax provision of $4.6 million for the year ended December 31, 2015 and of $1.6 million for the year ended December 31, 2014. The increase is mainly due to the $2.2 million tax expenses relating to the profit on sale of property in Shenzhen, China and an increase in tax provision for our Hong Kong exhibition events and a reduction in realization of deferred tax liabilities relating to our subsidiaries during the year ended December 31, 2015 compared to December 31, 2014.

Net Profit Attributable to the Company from continuing operations

Net profit attributable to the Company from continuing operations grew from $17.4 million during the year ended December 31, 2014 to $24.0 million during the year ended December 31, 2015. The growth in net profit attributable to the Company from continuing operations resulted mainly from profit on sale of property, declines in sales costs, content and community costs and general and administrative costs, off-set partially by a decline in revenue and an increase in event production costs and information and technology costs and income tax expenses.

Diluted Net Profit per Share from continuing operations

The diluted net profit per share attributable to the Company’s shareholders from continuing operations increased from $0.52 for the year ended December 31, 2014 to $0.83 for the year ended December 31, 2015. The number of shares used for the computation of net profit per share declined from 33.5 million to 28.8 million resulting from the repurchase of 6.7 million shares by the company during the third quarter of 2015.

Net profit Attributable to the Company from discontinued operations.

Net profit attributable to the Company from discontinued operations was $5.9 million during the year ended December 31, 2015, compared to profit attributable to the Company from discontinued operations of $0.9 million during the year ended December 31, 2014. The net profit attributable to the Company from discontinued operations during the year ended December 31, 2015 included a $6.0 million profit on sale of subsidiary, which is discussed in detail under the Liquidity and Capital Resources section of this Item 5.

Diluted Net profit per Share from discontinued operations

The diluted net profit per share attributable to the Company’s shareholders from discontinued operations was $0.20 for the year ended December 31, 2015 and $0.03 for the year ended December 31, 2014.

Fiscal Year 2014 Compared to Fiscal Year 2013 – Continuing operations

Revenue

Total revenue grew to $179.3 million during the year ended December 31, 2014 from $177.4 million during the year ended December 31, 2013 resulting mainly from a 16% growth in our Exhibitions revenue from our launch of the Mobile Electronics event in the fourth quarter of 2014 and our new SIMM machinery shows that we held in March 2014, off-set by a 12% decline in our Online and Other Media Services revenue. Our Online and Other Media Services revenue declined by 12% to $82.4 million for the year ended December 31, 2014, as compared with $93.4 million for the year ended December 31, 2013, primarily due to an 11% decline in our China market. The decline in our Online and Other Media Services revenue resulted from a 11% decline in our revenue from hosting online websites for our customers and a 17% decline in our print advertising services revenue. A continued weak growth in the China export market resulting from the global economic downturn coupled with various types of products and services launched by our competitors contributed to a reduced revenue yield from our customers, which impacted our online services revenue negatively and in addition, magazine advertising continues to be under pressure from the global shift by advertisers to alternative forms of advertising. China represented 86% of Online and Other Media Services revenue for the year ended December 31, 2014 and 84% for the year ended December 31, 2013. Our Exhibitions revenue grew by 16% from $76.8 million for the year ended December 31, 2013 to $88.9 million for the year ended December 31, 2014, mainly due to a growth in our exhibition events in Hong Kong in the fourth quarter of 2014 as we launched our Mobile Electronics event in the fourth quarter of 2014, our new SIMM machinery shows that we held in March 2014 and growth in revenue from our exhibition events in Hong Kong in the second quarter of 2014 and the new exhibition events in Jakarta, Indonesia that we launched in the third quarter of 2014, off-set partially by the cancellation of our exhibition events in Dubai in 2014, which we last held in the second quarter of 2013, cancellation of our exhibition events in New Delhi, India in 2014, which we last held in the fourth quarter of 2013 and a decline in booth sales in our exhibition events in Sao Paulo, Brazil. We reached an agreement with China tax authorities for VAT exemption for our exhibition events held outside of China and received a VAT refund of $1.3 million in the third quarter of 2014.

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

Sales costs declined by 1% from $56.8 million during the year ended December 31, 2013 to $56.1 million during the year ended December 31, 2014.  The decline in sales costs was mainly due to the decline in sales commissions relating to our online and other media services business due to a 12% decline in revenue off-set partially by an increase in marketing fees in 2014 for the sales promotion activities carried out. As our new SIMM machinery shows held in the first quarter of 2014 are China domestic tradeshows, their sales costs are lower compared to the sales costs relating to our online and other media services business and our exhibitions held outside China.

Event Production

Event production costs consist of the costs incurred for hosting the exhibition or trade show and seminar events. The event production costs include venue rental charges, booth construction costs, travel costs incurred for the event hosting and other event organizing costs. The event production costs are deferred and recognized as an expense when the related event occurs.

Event production costs increased from $22.4 million for the year ended December 31, 2013 to $23.3 million for the year ended December 31, 2014. The increase was mainly due to an increase in event production costs for our new SIMM machinery shows that we held in March 2014 and for our new exhibition events in Jakarta, Indonesia that we held in the third quarter of 2014 and the new Mobile Electronics exhibition event in Hong Kong that we launched in the fourth quarter of 2014. The increase in event production costs was off-set partially by a decline in such costs due to the cancellation of our exhibition events in Dubai and New Delhi, India in 2014, which we held in the second and fourth quarters, respectively, of 2013 and a decline in event organizing costs for our exhibition events in Sao Paolo, Brazil due to a decline in the number of booths sold.

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

Community and content costs decreased by 1% from $22.5 million during the year ended December 31, 2013 to $22.3 million during the year ended December 31, 2014 due mainly to an 11% decline in bulk circulation costs, printing charges, paper consumption and an 18% reduction in our content management services costs off-set partially by an increase in buyer promotions costs for our exhibition events.

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

We entered into an agreement in April 2013 to acquire a majority interest in the SIMM machinery shows business and the transaction was completed on January 1, 2014. The results of the SIMM machinery shows business have been consolidated into our financial statements with effect from January 1, 2014. The amortization expense relating to the acquired intangible assets is included in the general and administrative costs. This transaction is discussed in detail under the Liquidity and Capital Resources section of this Item 5.

General and administrative costs increased by 6% from $45.1 million during the year ended December 31, 2013 to $48.0 million during the year ended December 31, 2014, due mainly to an increase in amortization of intangible assets relating to our acquired FashionSZshow business and SIMM machinery shows business, and foreign exchange losses recorded by us on the revaluation of the foreign currency denominated monetary assets and liabilities into our reporting currency, the U.S. Dollar, due to the devaluation of the Renminbi in 2014 and administrative costs relating to the SIMM machinery shows business, off-set partially by a reduction in impairment charge on goodwill and intangible assets relating to our FashionSZshow.

Information and Technology

Information and technology costs consist mainly of payroll, office rental and depreciation costs and fees paid to third parties relating to our information and technology support services and the updating and maintenance of Global Sources Online.

Information and technology costs remained at $12.1 million for the year ended December 31, 2014, the same as for the year ended 31 December 2013, due mainly to an increase in payroll costs off-set by reductions in depreciation costs.

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

Profit from Operations

The total profit from operations during the year ended December 31, 2014 was $17.5 million as compared to $34.0 million during the year ended December 31, 2013. The decline in total profit from operations resulted mainly as there was no profit on sale of property during the year ended December 31, 2014 and due to increases in event production costs and general and administrative costs, off-set partially by declines in sales costs and community and content costs.

Profit from operations for online and other media services declined from $19.6 million during the year ended December 31, 2013 to $14.8 million during the year ended December 31, 2014, a decline of 24%. The decline resulted mainly from a decline in online and other media services revenue partly off-set by reductions in sales costs, community and content costs, general and administrative costs and information and technology costs. Loss from operations for exhibition services declined from $3.9 million during the year ended December 31, 2013 to $0.9 million during the year ended December 31, 2014, mainly due to growth in our exhibitions revenue and a reduction in the impairment loss in goodwill and intangible assets relating to one of our acquired exhibition businesses off-set partially by increases in sales costs, event production costs, community and content costs and general and administrative costs. Profit from operations for all other segments improved from $2.8 million during the year ended December 31, 2013 to $3.6 million during the year ended December 31, 2014 as a result of an increase in revenue in those segments.

Interest Income and gain on sale of available-for sale securities

We recorded interest income of $1.2 million arising mainly from U.S. Treasury securities and term deposits placed with banks during the year ended December 31, 2014 compared to an interest income of $1.4 million during the year ended December 31, 2013. The decline in interest income was mainly due to the reduction in our term deposits placed with banks in 2014 as we paid $50.0 million for our tender offer and $10.8 million for the second installment of the purchase consideration for the SIMM machinery shows business acquisition during the second quarter of 2014, off-set partially by the higher yield on the term deposits with the banks for the year ended December 31, 2014. We also recorded a $0.01 million gain on sale of available-for-sale securities for the year ended December 31, 2014 compared to nil during the year ended December 31, 2013.

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

We reported a tax provision of $1.6 million for the year ended December 31, 2014 and of $4.2 million for the year ended December 31, 2013. The decline is mainly due to the $2.3 million tax expenses relating to the sale of property in Shenzhen, China recorded in the first half of 2013 and recognition of deferred tax assets and realization of deferred tax liabilities relating to our subsidiaries, off-set partially by tax provision on the profits for the SIMM machinery shows business recorded during the first half of 2014.

Net Profit Attributable to the Company from continuing operations

Net profit attributable to the Company declined from $31.9 million during the year ended December 31, 2013 to $17.4 million during the year ended December 31, 2014. The decline in net profit attributable to the Company from continuing operations resulted mainly from a reduction in profit on sale of property and increases in event production costs and general and administrative costs off-set partially by declines in sales costs, community and content costs and income tax expense.

Diluted Net Profit per Share from continuing operations

The diluted net profit per share attributable to the Company’s shareholders from continuing operations declined from $0.89 for the year ended December 31, 2013 to $0.52 for the year ended December 31, 2014. The number of shares used for the computation of net profit per share declined from 36.1 million to 33.5 million resulting from the 5.0 million shares repurchased through the tender offer in 2014.

Net Profit Attributable to the Company from discontinued operations

Net profit attributable to the Company from discontinued operations improved from $0.8 million during the year ended December 31, 2013 to $0.9 million during the year ended December 31, 2014.

Diluted Net Profit per Share from discontinued operations

The diluted net profit per share attributable to the Company’s shareholders from discontinued operations increased from $0.02 for the year ended December 31, 2013 to $0.03 for the year ended December 31, 2014.

Liquidity and Capital Resources

We financed our activities for the year ended December 31, 2015 using cash generated from our operations and we had no bank debt as at December 31, 2015.

Net cash generated from operating activities was $16.0 million for the year ended December 31, 2015, compared to $32.3 million for the year ended December 31, 2014. The primary source of cash from operating activities was collections from our customers received through our independent sales representative organizations. The majority of our customers in mainland China pay us in advance for our Online and Other Media Services business. The majority of our Exhibitions business collections are advance payments. The advance payments from customers in mainland China for our Online and Other Media Services business were impacted by the continued weak growth in the China export market resulting from the global economic downturn coupled with market competition. Our advance payments from customers as at December 31, 2015 were $78.2 million compared to $88.8 million as at December 31, 2014. The 15% decline in our Online and Other Media Services revenue in 2015 compared to 2014 was a reflection of the reduction in advance payments from customers for our Online and Other Media Services business. The sale of our subsidiary, eMedia Asia Ltd., is not expected to have a material impact on the availability of cash for our operations.

Receivables from sales representative organizations increased from $7.9 million as at December 31, 2014 to $8.8 million as at December 31, 2015 as the sales representatives are in the process of remitting the collections to our bank accounts. The receivables from sales representative organizations represent cash receipts from our customers, net of commissions and fees payable, which are collected by the independent sales representatives on our behalf. These cash receipts are banked into designated bank accounts owned by the independent sales representatives in China. For credit risk management purposes, our employees are the only authorized signatories for the withdrawal of cash from these bank accounts. We have long standing relationships with a majority of these independent sales representatives, for whom there is no recent history of default in transferring the funds to us. In the long term, if our China business and our Exhibition business grow as the economic climate improves, the receivables from sales representative organizations may increase. In 2016, we began the process to establish our own sales forces in China and Hong Kong to supplement the independent sales representatives, in order to have direct interaction with the market and our customers as well as to shorten the time to market our new products and services.

We continuously monitor collections from our customers and maintain an adequate provision for impairment of receivables. While credit losses have historically been within our expectations and the allowances established, if bad debts significantly exceed our provisions, additional provisions may be required in future.

We did not recognize deferred income tax assets of $8.7 million in respect of losses as at December 31, 2015 that can be carried forward against future taxable income as the losses arose from dormant and/or loss-making subsidiaries whereby the realization of the related tax benefit through future taxable profits is not probable.

With effect on January 1, 2016, our subsidiary, Trade Media Holdings Limited, which is incorporated in the Cayman Islands, transferred certain intellectual property rights (“IPRs”), relating to some of our online websites and print publications, which it previously owned, to our subsidiary Media Data Systems Pte Ltd, which is incorporated in Singapore. This transfer of IPRs will not have any impact on our revenue.

Net cash generated from investing activities was $16.5 million during the year ended December 31, 2015, resulting mainly from $20.4 million net proceeds from the sale of investment property and equipment, $11.7 million of proceeds from matured term deposits with banks, $16.9 million of proceeds from the sale of available-for-sale financial assets and $0.8 million of interest received, off-set partially by a $2.6 million payment of contingent consideration for the acquisition of a controlling interest in a subsidiary, $16.4 million term deposits placed with banks, $12.9 million purchase of available-for-sale financial assets, $0.8 million for the purchase of computers, software, office equipment and leasehold improvements and $0.6 million for acquisition of intangible assets.  Net cash used in investing activities was $28.0 million during the year ended December 31, 2014, resulting mainly from a $9.0 million payment for the acquisition of a controlling interest in a subsidiary, a $13.8 payment for the purchase of property, $4.4 million for the purchase of computers, software, a motor vehicle, office equipment and leasehold improvements, $6.0 million term deposits placed with banks, a $2.6 million purchase of available-for-sale financial assets and $0.5 million for acquisition of intangible assets off-set partially by $1.9 million proceeds from matured term deposits with banks, $5.2 million of proceeds from the sale of available-for-sale financial assets and $1.2 million interest received.

Currently we own 13,245 square meters of office space in commercial buildings in Shenzhen, China, approximately 6,668 square meters of office space in a commercial building in Shanghai, China and approximately 50,265 square feet of office space together with three car parking spaces in commercial buildings in Hong Kong. These buildings are situated on leasehold lands with lease periods ranging between 50 and 75 years from the date of grant. We record the depreciation on these assets on a straight-line basis over the remaining lease term or 50 years, whichever is shorter. In addition, we also own 22,496 square feet of office space, together with appurtenant roof top accessory lots, in a commercial building situated on freehold land in Singapore. We record the depreciation on the building portion of this asset on a straight-line basis over 50 years.

With an intent to rebalance our real estate property holding position, we decided to dispose of one of our investment properties. Accordingly, on July 6, 2015, we entered into a Letter of Intent and on September 1, 2015 signed the sale and purchase agreement for the sale of approximately 2,118 square meters of office space on the 50th floor of the Shenzhen International Chamber of Commerce Tower in Shenzhen, China for a total cash consideration of approximately $21.1 million. This transaction was completed in the fourth quarter of 2015. We recorded a $9.8 million profit on sale of property and related tax expenses of $2.2 million from this transaction.

The portion of our properties that is designated to generate rental income in the short to medium term has been classified as Investment Properties. The net book value of the portion of the properties classified as Investment Properties as at December 31, 2015 and as at December 31, 2014 was $69.7 million and $85.5 million, respectively. The total net book value of these office properties including the portion classified as Investment Properties and the portion classified under Property and Equipment as at December 31, 2015 and as at December 31, 2014 was $124.0 million and $142.2 million, respectively. The total market value of the office properties held as at December 31, 2015 was $227.3 million based on independent valuation reports prepared by Savills Valuation and Professional Services Limited, Hong Kong for properties situated in Hong Kong SAR and China and by Savills Valuation and Professional Services (S) Pte Ltd, Singapore for the property situated in Singapore. We did not record the market valuation gains as we record our Property and Equipment and Investment Properties at cost less the accumulated depreciation.

We invest our excess cash in term deposits with commercial banks, U.S. Treasury securities and available-for-sale securities to generate income from interest received as well as capital gains, while the funds are held to support our business.

Generally, we hold securities with specified maturity dates such as U.S. Treasury Bills until their maturity. The market values of our U.S. Treasury Bills, term deposits with banks and other available-for-sale securities as at December 31, 2015 were nil, $52.0 million and nil, respectively compared to the market values of our U.S. Treasury Bills, term deposits with banks and other available-for-sale securities as at December 31, 2014 of nil, $61.3 million and $4.0 million, respectively. We do not engage in buying and selling of securities with the objective of generating profits on short-term differences in price or for other speculative purposes. Our objective is to invest to support our capital preservation strategy.

We hold a Documentary Credit facility with the Hongkong and Shanghai Banking Corporation Limited, for providing documentary credits to our suppliers. This facility has a maximum limit of approximately $0.6 million. As at December 31, 2015, the unutilized amount under this facility was approximately $0.5 million. Hongkong and Shanghai Banking Corporation Limited has also provided a guarantee on our behalf to our suppliers. As at December 31, 2015, such guarantee amounted to $0.003 million.

In 2012, 2014, and in April, August and October 2015, we entered into venue license agreements for future exhibition events from 2015 to 2018 for a total amount of $47.1 million. The above agreements are cancelable under force majeure or other specified conditions, or upon notice and payment of cancellation charges to the other party. The amounts paid will be expensed when the related events are held. As at December 31, 2015, we have paid approximately $17.8 million in the aggregate under these agreements.

Net cash used in financing activities was $51.9 million during the year ended December 31, 2015 resulting from a $50.0 million payment for the repurchase of our shares through a self-tender offer and a $1.9 million payment of dividends to non-controlling shareholders by subsidiaries. Net cash used in financing activities was $51.3 million during the year ended December 31, 2014, resulting from a $50.0 million payment for the repurchase of our shares through a self-tender offer and a $1.5 million payment of dividends to non-controlling shareholders by subsidiaries off-set partially by a $0.2 million additional investment in a subsidiary by a non-controlling shareholder.

On February 4, 2008, our Board of Directors authorized a program to buy back up to $50.0 million of common shares. We may, from time to time, as business conditions warrant, purchase shares in the open market or through private transactions. The buyback program does not obligate us to buy back any specific number of shares and may be suspended or terminated at any time at management’s discretion. The timing and amount of any buyback of shares will be determined by management based on its evaluation of market conditions and other factors. As of December 31, 2015, we have not bought back any of our shares under this program.

In 2014, we acquired a controlling interest in Shenzhen International Machinery Manufacturing Industry Exhibition and its related shows (“SIMM machinery shows”). These events are held annually in Shenzhen, China. The completion date of this transaction was January 1, 2014. The total consideration for this acquisition was approximately $16.3 million. We paid a total of $13.0 million in 2013 and 2014 towards the purchase consideration and paid $2.6 million in 2015. The balance of cash consideration of $0.7 million is payable in two instalments over the next two years upon certain conditions being fulfilled. In addition, there is a potential obligation to pay not more than approximately $1.2 million for transaction costs, which will be expensed upon payment. The contingent consideration is measured at fair value on the date of acquisition and held as a financial liability on the balance sheet. We recorded this acquisition as a business combination.

On June 5, 2015 we entered into a sale and purchase agreement to sell our 60.1 percent interest in our subsidiary eMedia Asia Limited to the minority shareholder of the subsidiary for $12.0 million in cash consideration. The subsidiary’s business includes the China International Optoelectronic Expo exhibition and print and online publications serving Asia’s electronics engineering community. The transaction was completed on June 30, 2015. We recorded a pre-tax profit on sale of subsidiary of $6.4 million and a tax provision of $0.4 million in 2015, resulting in an after tax profit of $6.0 million in connection with this transaction.

On June 9, 2015, our Board of Directors authorized the repurchase of up to 6,666,666 of our issued and outstanding common shares, representing approximately 22.05% of the total number of our common shares issued and outstanding as at April 30, 2015, by tender offer at a purchase price of $7.50 per share. The total purchase consideration for this tender offer was $50.0 million. The offer commenced on June 26, 2015. As per the final count, the number of shares properly tendered and not properly withdrawn was greater than the number of shares that the Company offered to purchase. Therefore, it was necessary to apply the odd lot priority and prorating provisions described in our offer to purchase. As per the terms of the tender offer the shares were purchased, first, from all holders of “odd lots” of fewer than 100 shares who properly tendered all of their shares and did not properly withdraw them before the expiration date; and second, from all other shareholders who properly tendered shares, on a pro-rata basis. The Company accepted approximately 51.305852% of the shares properly tendered and not properly withdrawn by each shareholder, in addition to the tendered shares with odd lot priority. The Company paid $7.50 per share totaling to $50.0 million for all the shares purchased. We funded this share repurchase from our cash balance on hand. We are holding the repurchased shares as treasury shares.

The following table summarizes our contractual obligations as of December 31, 2015:

	Payments due by period (in U.S. Dollars Thousands)
	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
Contractual Obligations
Operating leases	$741	$440	$301	-	-
Purchase obligations (including venue license/rental obligations)	$30,769	$12,373	$18,386	$10	-
Deferred income and customer prepayments - long term	$2,917	-	$2,917	-	-
Total	$34,427	$12,813	$21,604	$10	$-

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

Recent Accounting Pronouncements

New standards, amendments and interpretations issued that are effective for the financial year beginning on or after January 1, 2016:

IFRS 9, “Financial instruments”, addresses the classification, measurement and recognition of financial assets and financial liabilities. The complete version of IFRS 9 was issued in July 2014. It replaces the guidance in IAS 39 that relates to the classification and measurement of financial instruments. IFRS 9 retains but simplifies the mixed measurement model and establishes three primary measurement categories for financial assets: amortized cost, fair value through Other Comprehensive Income (“OCI”) and fair value through P&L. The basis of classification depends on the entity’s business model and the contractual cash flow characteristics of the financial asset. Investments in equity instruments are required to be measured at fair value through profit or loss with the irrevocable option at inception to present changes in fair value in OCI not recycling. There is now a new expected credit losses model that replaces the incurred loss impairment model used in IAS 39. For financial liabilities there were no changes to classification and measurement except for the recognition of changes in own credit risk in other comprehensive income, for liabilities designated at fair value through profit or loss. IFRS 9 relaxes the requirements for hedge effectiveness by replacing the bright line hedge effectiveness tests. It requires an economic relationship between the hedged item and hedging instrument and for the “hedged ratio” to be the same as the one management actually use for risk management purposes. Contemporaneous documentation is still required but is different to that currently prepared under IAS 39. The standard is effective for accounting periods beginning on or after January 1, 2018. Early adoption is permitted. We are currently assessing the impact of the adoption of IFRS 9 on our financial statements.

IFRS 15, “Revenue from contracts with customers” deals with revenue recognition and establishes principles for reporting useful information to users of financial statements about the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. Revenue is recognised when a customer obtains control of a good or service and thus has the ability to direct the use and obtain the benefits from the good or service. The standard replaces IAS 18 “Revenue” and IAS 11 “Construction contracts” and related interpretations. The standard is effective for annual periods beginning on or after January 1, 2018 and earlier application is permitted. We are currently assessing the impact of the adoption of IFRS 15 on our financial statements.

IFRS 16, “Leases” replaces IAS 17 “Leases”, and fundamentally changes the accounting for lease transactions. Additional disclosures will also be required. For lessees of operating leases, lease assets and lease liabilities are required to be recognized in the balance sheet. Depreciation of lease assets and interest on lease liabilities are required to be recognized in the income statement over the lease term. For lessees of finance leases, only amounts expected to be payable under residual value guarantees should be recognized. For lessors, the accounting is substantially the same. The standard is effective for annual periods beginning on or after 1 January 2019. We are currently assessing the impact of the adoption of IFRS 16 on our financial statements.

There are no other IFRS or IFRIC interpretations that are not yet effective that would be expected to have a material impact on our group.

Non-IFRS Measures

In our press releases on our financials, we provide non-IFRS financial measures and IFRS to non-IFRS reconciliation tables to supplement our financial information presented in accordance with IFRS.

The non−IFRS financial measures that we use in our press releases on our financial information are the following:

“Non-IFRS Net Profit” is defined as IFRS net profit excluding non-cash stock based compensation expense or credit, amortization of intangible assets as it relates to certain equity compensation plans, profits or losses on acquisitions and disposals of investments, net of transaction costs and related tax expenses and/or impairment charges net of related taxes.

“Non-IFRS diluted net profit per share” is defined as Non-IFRS Net Profit divided by the weighted average of diluted common shares outstanding.

“Adjusted EBITDA” is defined as profits before interest, taxes, depreciation, amortization, non-cash stock based compensation expense or credit, profits or losses on acquisitions and disposals of investments, net of transaction costs and impairment of goodwill and intangible assets.

We believe that non-IFRS metrics are useful measures of operations because these help investors to understand and compare business trends among different reporting periods on a consistent basis, independently of share-based compensation and items non-indicative of recurring operating activities. Thus non-IFRS financial metrics enable investors to assess our operating results in a manner that is focused on the performance of our ongoing operations.

Readers should not place undue reliance on non−IFRS financial measures or regard them as a substitute for the nearest IFRS measures. Further, these non−IFRS financial measures may not be comparable to similarly titled measures used by other companies.

ITEM 6.            DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

The following table sets forth information regarding the persons who are our executive officers and directors as of the date of this Annual Report on Form-20F.

Name	Age	Position
Merle Allan Hinrich	74	Director and Executive Chairman
Spenser Au	61	Chief Executive Officer
Connie Lai	42	Chief Financial Officer
Brent Barnes	43	Chief Operating Officer
Peter Zapf	47	Chief Information Officer
Sarah Benecke	59	Director
Eddie Heng Teng Hua	65	Director
David F. Jones	51	Director
James A. Watkins	70	Director

Mr. Hinrich has been a director since April 2000 and is currently our Executive Chairman. He was our Chief Executive Officer from April 2000 to August 2011. As founder of the business, he was the principal executive officer of our predecessor company, Trade Media Holdings Limited, a Cayman Islands corporation wholly owned by us (“Trade Media”), from 1971 through 1993 and resumed that position in September 1999. From 1994 to August 1999, Mr. Hinrich was chairman of the ASM Group, which included Trade Media. Mr. Hinrich is a director of Trade Media and has also been the Chairman of the Board of Trade Media. Mr. Hinrich graduated from the University of Nebraska with a Bachelor of Arts degree in Business Administration and Mathematics, and then gained a Graduate degree in International Trade at Thunderbird School of Global Management. In 1996, the University of Nebraska awarded Mr. Hinrich an Honorary Doctorate Degree, and in 2010, the Thunderbird School of Global Management conferred upon Mr. Hinrich the honorary degree of Doctor of International Law, in recognition of his global mindset and his role as a true global entrepreneur. In recognition of his highly valued support to Hong Kong Baptist University, the university conferred an Honorary University Fellowship upon him in 2015. After 22 years of service, he retired from the board of trustees of Thunderbird and became a Director on the Board of The Thunderbird Independent Alumni Association. He is a member of the Economic Strategy Institute in Washington, D.C., co-founder and former chairman of The Society of Hong Kong Publishers, and the chairman of the council of members of the Hinrich Foundation. Mr. Hinrich is also an Investment Promotion Ambassador with Invest Hong Kong and serves as the International Board Member of the Weizmann Institute of Science. His term as director expires in 2018 (subject to the Company’s bye-laws: see “Board Practices” under this Item 6 and “Election or Removal of Directors” under Item 10).

Mr. Au was appointed as our Chief Executive Officer in August 2011. Mr. Au first became a team member in 1978 as an account executive for Asian Sources Electronics magazine. The positions through which he advanced to senior management included regional sales manager in 1988, associate publisher in 1991, publisher in 1992 and president of Asian Sales in 1999. Mr. Au has a deep knowledge of Greater China and other markets where the company operates. Mr. Au is a business graduate from the Hong Kong Baptist University.  On March 15, 2016, we announced that Mr. Au is retiring at the end of 2016.

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

Ms. Benecke has been a director since April 2000 and, since 1993, has been a director of Trade Media. Ms. Benecke was our principal executive officer from January 1994 through August 1999. She joined us in May 1980 and served in numerous positions, including publisher from 1988 to December 1992 and chief operating officer in 1993. From September 1999 to July 2010, Ms. Benecke served as a consultant to Publishers Representatives Ltd. (Hong Kong), a subsidiary of our company. Her consulting work focused largely on the launch, development and expansion of the “China Sourcing Fairs” in Shanghai, Hong Kong, Mumbai, Dubai, Singapore and Johannesburg. Ms. Benecke is also on the boards of Australian media company, McPherson Media, and Hong Kong art show organiser, Asia Contemporary Art Ltd. She graduated with a B.A. from the University of  New South Wales, Australia. Her term as director expires in 2016 (subject to the Company’s bye-laws: see “Board Practices” under this Item 6 and “Election or Removal of Directors” under Item 10).

Mr. Heng has been a director since April 2000. He joined us in August 1993 as deputy to the vice president of finance and was the Chief Financial Officer (previously titled vice president of finance) from 1994 until June 30, 2009. Mr. Heng returned to serve as Interim Chief Financial Officer from June 30, 2010 until August 1, 2010. He received an MBA from Schiller International University in London in 1993, is a Singapore Chartered Accountant, a member of the Institute of Singapore Chartered Accountants, and a Fellow Member of The Association of Chartered Certified Accountants in the United Kingdom. Mr. Heng is currently an audit committee member of Prison Fellowship Singapore, a Christian non-profit organization that provides counseling and skills training to prisoners and financial support to their families. Prior to joining us, he was the regional financial controller of Hitachi Data Systems, a joint venture between Hitachi and General Motors. His term as director expires in 2016 (subject to the Company’s bye-laws: see “Board Practices” under this Item 6 and “Election or Removal of Directors” under Item 10).

Mr. Jones has been a director since April 2000. He is the Executive Chairman of VGI Partners, a global funds manager. He is also the Chairman of Kudos Energy, a solar energy financing business. From August 2011 to February 2013, Mr. Jones was with Better Place Inc., a global electric vehicle services provider, where he was Vice President Global Corporate Development and Strategy. He spent the previous 17 years in the private equity industry, and before that he was in management consulting, investment banking and general management. Mr. Jones was Managing Director of CHAMP Private Equity, a leading Australian buyout firm from 2002 to 2011. In 1999, he founded and, until 2002, led the development of UBS Capital’s Australian and New Zealand business. Prior to that, he spent four years with Macquarie Direct Investment, a venture capital firm in Sydney, Australia, and one year at BancBoston Capital in Boston, Massachusetts. Mr. Jones began his career as a consultant with McKinsey & Company in Australia and New Zealand. He is Chairman of Derwent Executive and Chair of the National Museum of Australia. He is a director of EC English Pty Ltd, EMR Capital Pty Ltd and Cape York Partnership Group Limited. Mr. Jones holds a Bachelor of Engineering (First Class Hons.) from the University of Melbourne and a Master of Business Administration from Harvard Business School. His term as director expires in 2017 (subject to the Company’s bye-laws: see “Board Practices” under this Item 6 and “Election or Removal of Directors” under Item 10).

Mr. Watkins was appointed as a casual director (see “Election or Removal of Directors” under Item 10 for a description of a “casual director”) on February 28, 2005 and was first elected as a director at our annual general meeting on May 9, 2005. Mr. Watkins was a director and group general counsel of the Jardine Matheson Group in Hong Kong from 1997 until 2003. He was group legal director of Schroders plc in 1996 to 1997 and of Trafalgar House plc from 1994 to 1996. He was previously a partner and solicitor in the London and Hong Kong offices of Linklaters from 1975 to 1994. He currently is a non-executive director of Mandarin Oriental International Ltd., Jardine Cycle & Carriage Ltd., IL&FS India Realty Fund II LLC, Asia Satellite Telecommunications Holdings Ltd. and Hongkong Land Holdings Ltd., and is a member of the audit committees of Jardine Cycle & Carriage Ltd. and Asia Satellite Telecommunications Holdings Ltd. Mr. Watkins has a law degree from the University of Leeds (First Class Hons.). His term as director expires in 2017 (subject to the Company’s bye-laws: see “Board Practices” under this Item 6 and “Election or Removal of Directors” under Item 10).

Compensation

For the year ended December 31, 2015, we and our subsidiaries provided our eleven directors and executive officers as a group aggregate remuneration, pension contributions, allowances and other benefits of approximately $3,321,927 (2014: $3,629,037; 2013: $3,558,660) including the non-cash compensation of $851,101 (2014: $1,267,491; 2013: $998,371) associated with the ECPs.

In 2015, we and our subsidiaries incurred $82,184 (2014: $90,566; 2013: $363,506) in costs to provide pension, retirement or similar benefits to our officers and directors pursuant to our retirement plan and pension plan.

Two of our independent directors have resigned from our Board of Directors with effect from March 31, 2016.

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

We have employment agreements with each of our other executive officers. Each employment agreement contains a non-competition provision preventing the employee from undertaking or becoming involved in any business activity or venture during the term of employment without notice to us and our approval. The employee must keep all of our proprietary and private information confidential during the term of employment and for a period of three years after the termination of the agreement. We can assign the employee to work for another company if the employee’s duties remain similar. In addition, we retain the rights to all trademarks and copyrights acquired and any inventions or discoveries made or discovered by the employee during the employee’s term of employment. Each employment agreement contains a three or six-months’ notice provision for termination, and does not have a set term of employment. Bonus provisions are determined on an individual basis. Our executive officers have, on average, 24 years of service with us.

Board Practices

 Prior to March 31, 2016, our Board of Directors consisted of seven members.

Our bye-laws require that at each annual general meeting, one-third (or if their number is not three or a multiple of three, the number nearest to one-third) of our directors retire by rotation from office. The directors to retire by rotation shall be those who have been longest in office since their last appointment or reappointment, but as between persons who became or were last reappointed directors on the same day, those to retire shall (unless they otherwise agree among themselves) be determined by our Board of Directors. Each of our directors therefore holds office until his or her term expires by virtue of retirement by rotation as aforesaid, and he or she is then subject to re-election as a director at the respective annual general meeting for a further term which will subsequently expire on the same basis.

Six non-executive directors receive a cash fee of $15,000 per year, plus an additional $4,000 for each board meeting attended. Non-executive directors who are members of the audit committee also receive a cash fee of $5,000 per year.

Two of our independent directors have resigned from our Board of Directors with effect from March 31, 2016. At the present time, the Company does not intend to appoint new directors to fill the casual vacancies and expects to maintain a Board of Directors consisting of five members for the time being.

Executive officers serve at the discretion of the Board of Directors.

Committees of the Board of Directors

We have established an audit committee and an executive committee of our Board of Directors. The audit committee recommends the appointment of auditors, oversees accounting and audit functions and other key financial matters of our company. The audit committee meets at least four times a year. David Jones, James Watkins and Eddie Heng Teng Hua are the members of the audit committee and the Board of Directors determined that Mr. Heng is an audit committee financial expert as defined under appropriate SEC guidelines. The executive committee acts for the entire Board of Directors between board meetings in respect of certain matters. Merle A. Hinrich, Eddie Heng Teng Hua and Sarah Benecke are the members of the executive committee.

We have a separately-designated standing compensation committee, consisting of independent directors. The members of the compensation committee are David Jones, James Watkins, Eddie Heng Teng Hua and Sarah Benecke. The primary function of the compensation committee is to approve compensation packages for each of the Company’s executive officers. The compensation committee held at least one meeting in the fiscal year ended December 31, 2015.

We have an executive sessions committee, consisting of the independent directors. The members of the executive sessions committee are David Jones, James Watkins, Eddie Heng Teng Hua and Sarah Benecke. The executive sessions committee meets to discuss matters under the purview of the independent directors. The executive sessions committee held at least two meetings in the fiscal year ended December 31, 2015.

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

Employees

As of December 31, 2015, we had 449 employees worldwide, the majority of whom work in management, technical or administrative positions. We consider our employee relationships to be satisfactory. Our employees are not represented by labor unions and we are not aware of any attempts to organize our employees.

The following summarizes the approximate number of employees and independent contractors by function:

Function	Employees	Independent Contractors	Total

Content Development	2	150	152
Corporate Human Resources & Administration	46	49	95
Corporate Marketing	6	26	32
Community Development	64	28	92
Sales	111	1,455	1,566
Information System Department (includes CIO office)	88	73	161
Corporate Accounts	64	50	114
Office of the CEO, COO	12	1	13
Legal and Group Secretarial	6	1	7
Conference & Trade Show Services + China Edu	50	44	94
Total	449	1,877	2,326

Share Ownership

Information on the ownership of our Common Shares is given under Item 7, Major Shareholders and Related Party Transactions.

Equity Compensation Plans

On December 30, 1999, we established The Global Sources Employee Equity Compensation Trust (the “Trust”) for the purpose of administering monies and other assets contributed to the Trust for the establishment of equity compensation and other benefit plans, including The Global Sources Employee Equity Compensation Plan (“ECP”) Numbers IV through VII described below. The Trust is administered by Appleby Services (Bermuda) Ltd. (previously known as “Harrington Trust Limited” and then as “Appleby Trust (Bermuda) Ltd.”), as trustee (the “Trustee”). The number of shares that may be sold pursuant to these plans is limited to the number of our shares held by the Trust. Following our takeover of Trade Media on April 14, 2000, the Trade Media shares were exchanged for our common shares. These Trade Media shares currently represent our common shares. As of February 29, 2016, the Trustee holds 565,832 of our common shares, consisting of common shares contributed to and held in the Trust, as well as already vested common shares under the plans which are held in trust by the Trustee for various grantees who have elected to utilize the trust services of the Trustee for such purpose. The Trustee has informed us that it does not intend to acquire any additional shares.  In exercising its powers, including the voting of securities held in the Trust, the Trustee may be directed by the plan committee (“ECP Plan Committee”), whose members are selected by the board of directors of one of our wholly-owned subsidiaries.

Pursuant to a Declaration of Trust dated November 28, 2006 by the Trustee, “The Global Sources Equity Compensation Trust 2007” (the “2007 Trust”) was established. The 2007 Trust is administered by Appleby Services (Bermuda) Ltd. (the “2007 Trustee”) as trustee. The purpose of the 2007 Trust is to administer shares contributed by us to the 2007 Trust from time to time in connection with providing equity compensation benefits under The Global Sources Equity Compensation (2007) Master Plan described below (“ECP 2007 Master Plan”). As of February 29, 2016, the 2007 Trustee does not hold any unvested common shares contributed by us in the 2007 Trust, but the 2007 Trustee holds 18,732 already vested common shares under the ECP 2007 Master Plan which are held in trust by the 2007 Trustee for various grantees who have elected to utilize the trust services of the 2007 Trustee for such purpose.  In exercising its powers under the 2007 Trust, the 2007 Trustee may be directed by the plan committee to be constituted and appointed by our Board of Directors. The plan committee (“ECP 2007 Plan Committee”) was constituted and appointed by the Board of Directors on February 15, 2007.

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

Entitlement of the employees, directors, consultants, advisors and independent contractors to these common shares is subject to non-competition and vesting terms. There is no forfeiture provision other than pursuant to the non-competition terms.

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

           ITEM 7.           MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

The following table sets forth information about those persons who hold more than 5% of our total outstanding common shares and the share ownership of our directors and officers as of February 29, 2016. The information is based upon our knowledge of the share ownership of such persons on February 29, 2016.

Common Shares Beneficially Owned
Name of Beneficial Owner	Shares		Percentage **

Merle Allan Hinrich	15,381,359	***	64.40	%***
Spenser Au	*		*
Connie Lai	*		*
Brent Barnes	*		*
Peter Zapf	*		*
Sarah Benecke	*		*
Eddie Heng Teng Hua	*		*
David F. Jones	*		*
Roderick E. Chalmers#	*		*
James A. Watkins	*		*
Yam Kam Hon Peter#	*		*
All officers and directors as a group (11 persons)	15,785,328		66.09%
York Lion Fund, L.P. et al. Ugland House, South Church Street, Box 309, Grand Cayman, KY1-1104, Cayman Islands	2,018,800	****	8.45	%****

#           Ceased to be a director effective March 31, 2016.

*           Indicates beneficial ownership of less than 1%.

**
Based upon 23,884,131 common shares issued and outstanding as of February 29, 2016. The percentage figures are calculated based on our total issued and outstanding common shares (and do not take into account that portion of our total issued common shares which are held as treasury shares).

***
As of February 29, 2016, Mr. Merle Allan Hinrich has the sole power to vote and dispose of 14,089,617 common shares beneficially owned by him (representing approximately 58.99% of our total issued and outstanding common shares), may be deemed to have shared power with his wife Miriam Hinrich to vote or direct to vote and dispose of 288,254 common shares owned by her (representing approximately 1.21% of our total issued and outstanding common shares) and may be deemed to have shared power with Hinrich Investments Limited to vote or direct to vote and dispose of 1,003,488 common shares owned by Hinrich Investments Limited (representing approximately 4.20% of our total issued and outstanding common shares).  Hinrich Investments Limited is owned by a nominee company in trust for the Hinrich Foundation, of which Mr. Hinrich serves as the chairman of the council of members (the decision-making body), and of which he was the founder and the initial settlor.

Mr. Hinrich, who is our Executive Chairman, may therefore be deemed to beneficially own up to approximately 64.40% of our total issued and outstanding common shares as of February 29, 2016 (as described above), and he is deemed our controlling shareholder.

****
Based on Amendment No. 1 to Schedule 13G filed on February 12, 2016 by a group comprising S. Nicholas Walker (“Mr. Walker”), York Lion Fund, L.P. (“Lion L.P.”) and York GP, Ltd. (“York GP”). Mr. Walker is the Managing Director of York GP, which serves as the general partner of Lion L.P.  York GP shares the same address as Lion L.P. Mr. Walker also owns an interest in Lion L.P. Additionally, Mr. Walker’s IRA owns an interest in Lion L.P., and he is the beneficiary of a trust, which owns an interest in Lion L.P. The address for Mr. Walker is Praia do Flamengo 278, Flamengo, Rio de Janeiro, Brazil.

As of February 29, 2016, we believe that approximately 10,175,339 of our shares, or approximately 42.60% of our total issued and outstanding common shares, were beneficially owned by U.S. holders and there were 567 shareholders of record in the U.S. (excluding any U.S. holders who may be holding our shares through brokerage firms).

Neither our major shareholders nor our directors or officers have different voting rights. We do not know of any arrangement which may at a subsequent date result in a change in control of our company.

Related Party Transactions

There were no material related party transactions from January 1, 2015 to February 29, 2016.

ITEM 8.          FINANCIAL INFORMATION

GLOBAL SOURCES LTD. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS
For the year ended December 31, 2015

GLOBAL SOURCES LTD. AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders

In our opinion, the accompanying consolidated balance sheets and the related consolidated income statements, statements of comprehensive income, changes in equity and cash flows present fairly, in all material respects, the financial position of Global Sources Ltd. (the ‘Company’) and its subsidiaries at December 31, 2015, and December 31, 2014 and the results of their operations and their cash flows for each of the three years ended December 31, 2015 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control - Integrated Framework 2013 issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Report of Management on Internal Control over Financial Reporting.

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

/s/ PricewaterhouseCoopers LLP
Singapore
April 6, 2016

GLOBAL SOURCES LTD. AND SUBSIDIARIES
CONSOLIDATED INCOME STATEMENTS

(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

	Year ended December 31,
	2015	2014	2013

Revenue:
Exhibitions	$91,854	$88,941	$76,786
Online and other media services	70,242	82,430	93,388
Miscellaneous	8,929	7,911	7,200
	171,025	179,282	177,374
Operating Expenses:
Sales	50,231	56,095	56,773
Event production	24,533	23,333	22,386
Community and content	20,535	22,267	22,514
General and administrative	43,697	48,004	45,074
Information and technology	13,348	12,126	12,087
Total Operating Expenses	152,344	161,825	158,834
Profit on sale of property	9,791	-	15,410
Profit from Operations	28,472	17,457	33,950
Interest income	792	1,223	1,353
Gain on sale of available-for-sale securities	188	11	-
Interest expenses	(83)	(186)	-
Profit before Income Taxes	29,369	18,505	35,303
Income tax expense	(4,609)	(1,646)	(4,151)
Net Profit from continuing operations	$24,760	$16,859	$31,152
Net Profit from discontinued operations, net of income tax	5,629	1,982	1,720
Net profit	$30,389	$18,841	$32,872
Net (profit)/loss attributable to non-controlling interests from:
Continuing operations	(765)	548	767
Discontinued operations	264	(1,059)	(904)
Total	(501)	(511)	(137)
Net profit attributable to the Company’s shareholders from:
Continuing operations	$23,995	$17,407	$31,919
Discontinued operations	5,893	923	816
Total	$29,888	$18,330	$32,735
Basic net profit per share attributable to the Company’s shareholders from:
Continuing operations	$0.87	$0.54	$0.93
Discontinued operations	0.22	0.03	0.02
Total	$1.09	$0.57	$0.95
Shares used in basic net profit per share calculations	27,404,537	31,953,136	34,426,468
Diluted net profit per share attributable to the Company’s shareholders from:
Continuing operations	$0.83	$0.52	$0.89
Discontinued operations	0.20	0.03	0.02
Total	$1.03	$0.55	$0.91
Shares used in diluted net profit per share calculations	28,820,976	33,482,371	36,068,326

The notes on pages 67 to 109 are an integral part of these consolidated financial statements.

GLOBAL SOURCES LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

	Year ended December 31,

	2015	2014	2013

Net profit	$30,389	$18,841	$32,872
Other comprehensive income that may be reclassified subsequently to profit or loss:
Currency translation differences arising from consolidation	(6,150)	(2,832)	3,170
Reclassification to income statement of currency translation differences on disposal of subsidiary	(209)	-	-
Financial assets, available-for-sale:
Fair value gains	165	141	61
Reclassification to income statements on disposal	(345)	(11)	(64)

Other comprehensive (loss)/income for the year, net of tax of $nil	(6,539)	(2,702)	3,167
Total comprehensive income for the year	23,850	16,139	36,039
Total comprehensive income attributable to the Company’s shareholders	23,894	15,657	35,806
Total comprehensive (loss)/income attributable to non-controlling interests	(44)	482	233
Total comprehensive income for the year	$23,850	$16,139	$36,039
Total comprehensive income attributable to the Company’s shareholders:
Continuing operations	18,127	14,740	34,924
Discontinued operations	5,767	917	882
	$23,894	$15,657	$35,806

The notes on pages 67 to 109 are an integral part of these consolidated financial statements.

GLOBAL SOURCES LTD. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

	As at December 31,

	2015	2014
ASSETS
Current assets
Cash and cash equivalents	$70,356	$90,223
Term deposits with banks	9,097	4,285
Financial assets, available-for-sale	-	3,952
Accounts receivables, net	849	2,269
Receivables from sales representatives	8,802	7,900
Inventories	176	154
Prepaid expenses and other current assets	16,268	17,027
	105,548	125,810
Non-current assets
Property and equipment	59,064	63,519
Investment properties	69,726	85,546
Intangible assets	26,309	37,732
Long term investment	100	100
Deferred income tax assets	389	196
Other non-current assets	951	1,108
	156,539	188,201
Total assets	$262,087	$314,011

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities
Accounts payable	$7,383	$9,418
Deferred income and customer prepayments	75,265	84,869
Accrued liabilities	15,183	19,100
Income tax liabilities	2,990	3,848
	100,821	117,235
Non-current liabilities
Accounts payable	289	889
Deferred income and customer prepayments	2,917	3,971
Deferred income tax liabilities	4,493	6,842
	7,699	11,702

Total liabilities	108,520	128,937

Commitments and contingencies (note 25 and 26)

Equity attributable to Company’s shareholders
Common shares	533	529
Treasury shares	(250,089)	(200,089)
Other reserves	157,562	161,242
Retained earnings	239,812	209,924
Total Company shareholders’ equity	147,818	171,606
Non-controlling interests	5,749	13,468
Total equity	$153,567	$185,074
Total liabilities and equity	$262,087	$314,011

The notes on pages 67 to 109 are an integral part of these consolidated financial statements.

GLOBAL SOURCES LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

	Attributable to the Company’s shareholders
	Common shares	Treasury shares	Other reserves	Retained earnings	Total	Non-controlling interests	Total equity
Balance at January 1, 2013	$521	$(150,089)	$156,629	$158,859	$165,920	$11,392	$177,312

Total comprehensive income for the year	-	-	3,071	32,735	35,806	233	36,039
Transaction with owners:
Dividend issued by a subsidiary to non-controlling interest	-	-	-	-	-	(2,043)	(2,043)
Fair value of non-cash compensation expense	-	-	2,170	-	2,170	-	2,170
Capitalization of intangible assets relating to share grants for non-compete agreements	-	-	84	-	84	-	84
Issue of new shares	4	-	(4)	-	-	-	-
Balance at December 31, 2013	$525	$(150,089)	$161,950	$191,594	$203,980	$9,582	$213,562

Total comprehensive income for the year	-	-	(2,673)	18,330	15,657	482	16,139
Transaction with owners:
Fair value of non-controlling interest in business acquisition	-	-	-	-	-	4,894	4,894
Dividend issued by subsidiaries to non-controlling interests	-	-	-	-	-	(1,490)	(1,490)
Fair value of non-cash compensation expense	-	-	1,857	-	1,857	-	1,857
Capitalization of intangible assets relating to share grants for non-compete agreements	-	-	112	-	112	-	112
Purchase of treasury shares	-	(50,000)	-	-	(50,000)	-	(50,000)
Issue of new shares	4	-	(4)	-	-	-	-
Balance at December 31, 2014	$529	$(200,089)	$161,242	$209,924	$171,606	$13,468	$185,074

Total comprehensive income for the year	-	-	(5,994)	29,888	23,894	(44)	23,850
Transaction with owners:
Non-controlling interests in subsidiary sold	-	-	-	-	-	(5,795)	(5,795)
Dividend issued by a subsidiary to non-controlling interest	-	-	-	-	-	(1,880)	(1,880)
Fair value of non- cash compensation expense	-	-	2,149	-	2,149	-	2,149
Capitalization of intangible assets relating to share grants for non-compete agreements	-	-	169	-	169	-	169
Purchase of treasury shares	-	(50,000)	-	-	(50,000)	-	(50,000)
Issue of new shares	4	-	(4)	-	-	-	-
Balance at December 31, 2015	$533	$(250,089)	$157,562	$239,812	$147,818	$5,749	$153,567

The notes on pages 67 to 109 are an integral part of these consolidated financial statements.

GLOBAL SOURCES LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

	Year ended December 31,
	2015	2014	2013
Cash flows from operating activities
Net profit	$30,389	$18,841	$32,872
Adjustments for:
Income tax expense	4,888	2,468	4,753
Depreciation and amortization	10,326	13,061	9,029
Profit on sale of property and equipment and investment property	(9,793)	(41)	(15,410)
Gain on sale of available-for-sale securities	(345)	(11)	(64)
Profit on sale of subsidiary	(6,382)	-	-
Interest income	(828)	(1,314)	(1,472)
Provision/(write back) for impairment of receivables	(35)	166	30
Interest expense	83	186	-
Non-cash compensation expense	2,149	1,857	2,170
Equipment written off	95	40	65
Impairment of intangible assets	-	2,242	8,525
Net foreign exchange differences	561	76	(15)
Changes in working capital (excluding the effects of acquisition and exchange differences on consolidation):
Accounts receivable	450	687	1,106
Receivables from sales representatives	(1,389)	2,732	(2,880)
Inventories	(21)	112	144
Prepaid expenses and other current assets	468	1,549	(171)
Other non-current assets	147	657	990
Accounts payable	(642)	(1,921)	594
Accrued liabilities	(2,884)	(19)	(1,202)
Deferred income and customer prepayments	(4,300)	(5,977)	(3,299)
Cash generated from operations	22,937	35,391	35,765
Income tax paid	(6,973)	(3,120)	(4,710)
Net cash generated from operating activities	15,964	32,271	31,055

Cash flows from investing activities:
Acquisition of subsidiary, net of cash acquired	(2,556)	(9,019)	(4,387)
Net cash flow from sale of subsidiary	(9)	-	-
Acquisition of intangible assets	(584)	(515)	-
Purchase of property and equipment and investment property	(837)	(18,154)	(27,047)
Proceeds from sale of property and equipment and investment property, net of transaction costs	20,379	57	27,907
Placement of term deposits with banks	(16,411)	(6,098)	(1,762)
Proceeds from matured term deposits with banks	11,681	1,932	5,840
Purchase of available-for-sale financial assets	(12,883)	(2,640)	(63)
Proceeds from sale of available-for-sale securities	16,946	5,183	1,294
Interest received	771	1,247	1,472
Net cash generated from/(used in) investing activities	16,497	(28,007)	3,254

Cash flows from financing activities:
Additional investment in subsidiary by non-controlling shareholder	-	149	-
Dividend paid to non-controlling interests	(1,880)	(1,490)	(2,043)
Purchase of treasury shares	(50,000)	(50,000)	-
Net cash used in financing activities	(51,880)	(51,341)	(2,043)

Net (decrease)/increase in cash and cash equivalents	(19,419)	(47,077)	32,266
Cash and cash equivalents, beginning of the year	90,223	137,359	104,631
Effect of exchange rate changes on cash and cash equivalents	(448)	(59)	462
Cash and cash equivalents, end of the year	$70,356	$90,223	$137,359

The notes on pages 67 to 109 are an integral part of these consolidated financial statements.

GLOBAL SOURCES LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

1.           General information

Global Sources Ltd. (the ‘Company’) and its subsidiaries’ (together ‘Group’) principal business is to provide services that allow global buyers to identify suppliers and products, and enable suppliers to market their products to a large number of buyers. The Group launched Global Sources exhibitions, previously known as China Sourcing Fairs, in 2003. These exhibitions offer international buyers direct access to China and other Asian manufacturers. The Group’s online service is creating and hosting marketing websites that present suppliers’ products and company information in a consistent, easily searchable manner on Global Sources Online. Complementing this service are various trade magazines. The Group’s businesses are conducted primarily through its wholly owned subsidiaries. Certain majority owned subsidiaries of the Group organize exhibitions on fashion and machinery related industries.

The Company was incorporated in Bermuda. The Company’s registered office address is Canon’s Court, 22 Victoria Street, Hamilton, HM 12, Bermuda.

During the year, the Group sold its 60.1% interest in its subsidiary eMedia Asia Limited. The details of the sale are set out in note 28. In compliance with IFRS 5 Non-current Assets Held for Sale and Discontinued Operations, the operating results of this subsidiary, including prior year comparatives, are presented separately on the consolidated income statement as part of discontinued operations.

These financial statements were authorized for issue by the executive committee of the Board of Directors on April 6, 2016.

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

New and amended standards adopted by the Group:

On January 1, 2015, the Group adopted the new or amended IFRS and IFRIC interpretations that are mandatory for application for the financial year. Changes to the Group’s accounting policies have been made as required, in accordance with the transitional provisions in the respective IFRS and IFRIC interpretations. The adoption of these new or amended standards and interpretations did not have a material impact on the Group’s consolidated financial statements.

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

GLOBAL SOURCES LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

2.3           Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker, which is the Company’s Board of Directors. The chief operating decision maker assesses the Group’s performance and makes decisions about resources to be allocated to each segment.

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

Transfers to, or from, investment properties are made when there is a change in the Company’s use of the property.

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

(b)           Trademarks

Trademarks acquired in a business combination are recognized at fair value at the acquisition date.  Trademarks have a finite useful life and are carried at cost less accumulated amortization and any accumulated impairment losses. Amortization is calculated using the straight-line method over their estimated useful lives of 6 to 14 years. The useful lives are reviewed, and adjusted if appropriate, at the end of each reporting period.

GLOBAL SOURCES LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

(c)           Contractual backlog and others

Contractual backlog and others acquired in a business combination mainly relates to customer relationships which are recognized at fair value at the acquisition date. The contractual customer relationships have a finite useful life and are carried at cost less accumulated amortization and any accumulated impairment losses. Amortization is calculated using the straight-line method over the expected life of the customer relationship of 3 to 12 months.

 (d)           Non-compete agreements

Intangible assets relating to non-compete agreements with the Group’s former employees and consultants and to the former employees of third party service providers are recorded at fair values at the date the respective agreements are entered into and are carried at cost less accumulated amortization and any accumulated impairment losses. Amortization is calculated using a straight-line basis over the non-compete period of 5 years. The fair values are estimated based on the cash flow valuation model whereby valuation inputs include an estimate of future cash flows expected to be generated by the asset (note 2.15 (b)).

(e)           Computer software

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

(f)	Databases

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

 (a)           Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for those with maturities greater than 12 months after the end of the reporting period, which are classified as non-current assets. The Group’s loans and receivables comprise ‘accounts receivables’, ‘receivables from sales representatives’, ‘term deposits with banks’, ‘cash and cash equivalents’ and assets other than ‘prepaid expenses’, ‘deferred expenses’ and ‘club memberships’ included in the ‘prepaid expenses and other current assets’ and ‘other non-current assets’ in the balance sheet.

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

The criteria that the Group uses to determine that there is objective evidence of an impairment loss include:

•	significant financial difficulty of the issuer or obligor;
•	a breach of contract, such as a default or delinquency in interest or principal payments;
•	the Group, for economic or legal reasons relating to the borrower’s financial difficulty, granting to the borrower a concession that the Group would not otherwise consider;
•	it becomes probable that the borrower will enter bankruptcy or other financial reorganization;
•	the disappearance of an active market for that financial asset because of financial difficulties; or
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

GLOBAL SOURCES LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

2.14           Employee benefits

(a)           Retirement contribution plans

Group companies contribute to a number of retirement contribution plans. The Group pays contributions to privately administered retirement contribution plans or government authorities on a mandatory, contractual or voluntary basis based on a percentage of each eligible employee’s salary. Employees working in a jurisdiction where there is no statutory provision for retirement contributions are covered by the Company’s plans. Once the contributions have been paid, the Group has no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees the benefits relating to employee service in the current and prior periods. The contributions are recognized as employee benefit expense when they are due.

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

2.16           Revenue recognition

The Group derives its revenue from organizing exhibitions and business seminars, advertising fees in its published trade magazines and websites, sales of trade magazines and reports, and fees from licensing its trade and service marks.

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

For contracts where fees are collected in advance from customers, deferred income and customer prepayments are recognized on the balance sheet.

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

2.20           Accounts payable and accrued liabilities

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

2.21           Discontinued operations

A discontinued operations is a component of the Group that has been disposed of or is classified as held for sale and that represents a separate major line of business or geographical area of operations, is part of a single coordinated plan to dispose of such a line of business or area of operations, or is a subsidiary acquired exclusively with a view to resale. The results of discontinued operations are presented separately in the consolidated income statement.

2.22           Dividend distribution

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

The Group has not engaged in foreign currency hedging activities. Historically a majority (ranging between 98% to 99%) of the revenue is denominated in USD or is received in Hong Kong Dollar ('HKD'), RMB or New Taiwan Dollar ('TWD'). HKD is currently pegged to the USD. RMB has weakened against USD in 2014 and 2015. TWD is relatively stable against USD.

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

GLOBAL SOURCES LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

At December 31, 2015, if the RMB had weakened/strengthened by 4% (2014: 2%) against the USD with all other variables held constant, profit before tax for the year would have been $48 (2014: $754) lower/higher as a result of foreign currency losses/gains on translation of RMB denominated monetary assets and liabilities.

(ii)           Cash flow and fair value interest rate risk

The Group has no interest-bearing borrowings as at December 31, 2015 and 2014. The Group’s exposure to changes in market interest rates is mainly attributable to its interest-bearing assets including term deposits with banks, available-for-sale financial assets and cash and cash equivalents. As at December 31, 2015 and December 31, 2014, the term deposits with banks are all fixed interest rate instruments and the available-for-sale securities are highly liquid and are short term in nature. Therefore interest rate risk is considered to be insignificant.

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

GLOBAL SOURCES LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

The Group’s financial liabilities which consist of accounts payable and accrued liabilities are due within 12 months, except $289 (2014: $889) which are payable over next two years. The contractual undiscounted cash flows of current financial liabilities approximate their carrying amounts as the impact of discounting is not significant. The undiscounted cash flow of the non-current financial liabilities is $308 (2014: $967) as at December 31, 2015.

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

(vi)           Fair value estimation

The table below analyses financial instruments carried at fair value, by valuation method. The different levels have been defined as follows:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.
•	Level 2: inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices).
•	Level 3: inputs for the asset or liability that are not based on observable market data (that is unobservable inputs).

The following table presents the Group’s assets and liabilities that are measured at fair value.

	Level 1	Level 2	Level 3	Total

31 December 2015
Asset
Available-for-sale securities	$-	$-	$-	$-
Total asset	$-	$-	$-	$-
31 December 2014
Asset
Available-for-sale securities	$3,952	$-	$-	$3,952
Total asset	$3,952	$-	$-	$3,952

31 December 2015
Liability
Contingent consideration payable in a business combination	$-	$-	$897	$897
Total liability	$-	$-	$897	$897

31 December 2014
Liability
Contingent consideration payable in a business combination	$-	$-	$3,414	$3,414
Total liability	$-	$-	$3,414	$3,414

GLOBAL SOURCES LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

The following table presents the changes in Level 3 instruments for the year ended 31 December 2015 and 2014:

2015

Opening balance	$3,414
Contingent consideration paid in relation to acquisition of Topranch Limited	(2,556)
Losses recognized in consolidated income statement	39
Closing balance	$897

2014

Acquisition of Topranch Limited	$3,309
Losses recognized in consolidated income statement	105
Closing balance	$3,414

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

The contingent consideration is payable if the average profit before tax increased by 11% or more for 2015 and 2016 compared to 2013. The contingent consideration was measured at fair value on the date of acquisition by applying the income approach and held as a financial liability on the balance sheet. This is a Level 3 fair value measurement. The fair value estimates are based on a discount rate of 6% (2014: 6%) and estimated revenue and/or average profit before tax for the relevant period as at date of acquisition. The fair values of investment properties are disclosed under note 12.

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

There was no impairment to goodwill and trademark intangible assets during the year ended December 31, 2015. Due to decline in economic climate in China, the Group recorded impairment to trademark during the year ended December 31, 2014 and 2013, of $2,238 and $3,542, respectively, relating to Haoji Group’s exhibition business. Goodwill relating to this business has been fully impaired in 2013. A sensitivity analysis has been performed for each Exhibition business based on changes in key assumptions considered to be reasonably possible by management. For all the Exhibition businesses, there will be no impact to the Group’s results after tax if the pre-tax discount rate and the revenue growth applied to the discounted cash flows for the Exhibition business at December 31, 2015 is raised by 1% (2014: 1%) and decreased by 1% (2014: 1%), respectively, with all other variables including tax rate being held constant.

5.           Segment information

Management has determined the operating segments based on the business activities whose operating results are reviewed by the Group’s chief operating decision maker (‘CODM’), which is the Company’s Board of Directors to assess the Group’s performance and to make decisions about resources to be allocated to each segment.

The Group considers the business from a services perspective. The reportable operating segments derive their revenue primarily from the online and other media services and from the exhibitions. The various exhibitions within the exhibitions segment have been aggregated into one reportable segment as they have similar long term economic growth trend.

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

GLOBAL SOURCES LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

The segment information provided to the CODM for the reportable segments for the year ended December 31, 2015 is as follows:

	Exhibitions	Online and other media services	All other segments	Total

Revenue from external customers	$91,854	$70,242	$8,929	$171,025
Reportable segment profit from operation	$8,719	$5,234	$4,728	$18,681
Depreciation and amortization	$5,239	$1,654	$3,106	$9,999
Other material non-cash items:
Non-cash compensation expenses	$1,010	$1,139	$-	$2,149
Additions to property and equipment and intangible assets	$545	$1,001	$44	$1,590
Reportable segment assets	$120,310	$64,136	$77,641	$262,087

The segment information provided to the CODM for the reportable segments for the year ended December 31, 2014 is as follows:

	Exhibitions	Online and other media services	All other segments	Total

Revenue from external customers	$88,941	$82,430	$7,911	$179,282
Reportable segment profit/(loss) from operations	$(904)	$14,770	$3,591	$17,457
Depreciation and amortization	$7,580	$1,539	$3,278	$12,397
Impairment of intangible assets	$2,242	$-	$-	$2,242
Other material non-cash items:
Non-cash compensation expenses	$913	$944	$-	$1,857
Additions to property and equipment and intangible assets	$34,933	$9,118	$176	$44,227
Reportable segment assets	$132,772	$88,449	$92,790	$314,011

The segment information provided to the CODM for the reportable segments for the year ended December 31, 2013 is as follows:

	Exhibitions	Online and other media services	All other segments	Total

Revenue from external customers	$76,786	$93,388	$7,200	$177,374
Reportable segment profit/(loss) from operations	$(3,874)	$19,582	$2,832	$18,540
Depreciation and amortization	$2,802	$2,124	$3,261	$8,187
Impairment of intangible assets	$8,525	$-	$-	$8,525
Other material non-cash items:
Non-cash compensation expenses	$1,064	$1,106	$-	$2,170
Additions to property and equipment and intangible assets	$12,170	$14,869	$92	$27,131
Reportable segment assets	$126,455	$115,310	$97,332	$339,097

GLOBAL SOURCES LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

The revenue from external parties reported to the CODM is measured in a manner consistent with that in the consolidated income statement.

Revenue from barter transactions was $4,779, $3,104 and $4,725 for the years ended December 31, 2015, 2014 and 2013, respectively. Similarly, the expenses from barter transactions were $3,370, $3,940 and $5,078 for the years ended December 31, 2015, 2014 and 2013, respectively.

The amounts provided to the CODM with respect to total assets are measured in a manner consistent with that of the consolidated financial statements. These assets are allocated based on the operations of the segment. For the purposes of monitoring segment performance and allocating resources between segments, the CODM monitors the total assets attributable to each segment.

A reconciliation of the reportable segment profit from operations to profit before income taxes is provided as follows:

	2015	2014	2013

Total profit from operations for reportable segments	$18,681	$17,457	$18,540
Unallocated amounts:
Profit on sale of property	9,791	-	15,410
Interest income	792	1,223	1,353
Interest expenses	(83)	(186)	-
Gain on sale of available-for-sale securities	188	11	-
Profit before income taxes	$29,369	$18,505	$35,303

Revenue from external customers is derived mainly from online and other media services and from the exhibitions. The online and other media services comprise online services and print services.

Breakdown of the revenue from all services is as follows:

	2015	2014	2013

Revenues
Exhibitions	$91,854	$88,941	$76,786
Online services	64,421	75,895	85,502
Print services	5,821	6,535	7,886
Miscellaneous	8,929	7,911	7,200
	$171,025	$179,282	$177,374

Miscellaneous income includes rental income for the year ended December 31, 2015, 2014 and 2013 of $7,185, $6,780 and $6,083 respectively.

Geographic information

Revenue by geographic locations is based on the location of the customer. Segment assets are based on the location of the assets. Non-current assets exclude investments and deferred income tax assets. There are no revenue and assets generated from or located in Bermuda.

GLOBAL SOURCES LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

	2015	2014	2013

Revenues
China	$151,005	$155,432	$151,202
Rest of Asia	19,741	23,441	25,643
United States	228	344	391
Europe	1	-	13
Others	50	65	125
	$171,025	$179,282	$177,374

	December 31, 2015	December 31, 2014

Non-current assets
China	$108,528	$136,804
Rest of Asia	47,522	51,101
	$156,050	$187,905

There is no revenue derived from transactions with a single external customer that amounted to 10% or more of the Group’s revenue (2014: nil and 2013: nil).

6.           Interest income

	2015	2014	2013

Interest income
Treasury bills and balances with banks	$76	$84	$49
Term deposits with banks	716	1,139	1,304
	$792	$1,223	$1,353

7.           Expenses by nature

	2015	2014	2013

Depreciation of property and equipment (Note 11)	$3,670	$3,327	$3,452
Depreciation of investment property (Note 12)	2,015	2,197	2,287
Amortization of intangible assets (Note 13)	4,314	6,873	2,448
Total depreciation and amortization	$9,999	$12,397	$8,187

Employee benefit expenses (Note 8)	30,492	28,991	28,091
Rental expense on operating leases	14,407	13,016	12,868
Content, community, marketing and administrative service fees	25,842	26,259	25,734
Advertising costs	6,898	9,405	9,890
Sales commissions	35,466	39,091	39,723
Business tax	1,968	1,317	2,146
Legal and professional fees	1,374	1,211	1,321
Magazine, printing and mailing	961	1,172	1,418
Materials and supplies	10,700	11,197	10,703
Impairment of intangible assets (Note 13)	-	2,242	8,525
Exchange loss/(gain)	2,094	2,547	(1,378)
Other expenses	12,143	12,980	11,606
Total operating expenses	$152,344	$161,825	$158,834

GLOBAL SOURCES LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

The general and administrative expenses in the consolidated income statement consist of:

	2015	2014	2013

Amortization of intangible assets	$4,314	$6,873	$2,448
Impairment of intangible assets	-	2,242	8,525
Exchange loss/(gain)	2,094	2,547	(1,378)
Other general and administrative expenses	37,289	36,342	35,479
	$43,697	$48,004	$45,074

8.           Employee benefit expenses

	2015	2014	2013

Wages and salaries	$25,981	$25,005	$23,045
Retirement contribution plans	1,753	1,705	2,204
Non-cash compensation expenses	1,824	1,431	1,910
Other employee’s benefits	934	850	932
	$30,492	$28,991	$28,091

9.           Income tax expense

Some of the Company’s subsidiaries operate in Hong Kong Special Administrative Region, Singapore, the People’s Republic of China and certain other jurisdictions and are subject to income taxes in their respective jurisdictions. The Group is also subject to withholding taxes for revenues earned in certain other countries.

The Company received an exemption from Bermuda taxation under the Exempted Undertakings Tax Protection Act, 1996 (as amended) of Bermuda until March 31, 2035. The Company’s subsidiary in Dubai, United Arab Emirates has been granted a fifty year tax holiday in Dubai since it is located in a Free Trade Zone, which may be subject to further renewal upon expiry of the initial fifty-year period in 2057. The Group did not utilize these tax holidays as at December 31, 2015 and December 31, 2014, as there were no taxable profits. Some of the Company’s subsidiaries operate in the Cayman Islands and other jurisdictions where there are no taxes imposed on companies.

Income tax expense for the year consists of:

	2015	2014	2013

Current tax:
Current foreign tax on profits for the year	$6,277	$4,430	$6,106
Total current tax	6,277	4,430	6,106
Deferred foreign tax benefit (Note 15)	(1,389)	(1,962)	(1,353)
Income tax expense.	$4,888	$2,468	$4,753

Income tax expense is attributable to:
Profit from continuing operations	$4,609	$1,646	$4,151
Profit from discontinued operations	279	822	602
	$4,888	$2,468	$4,753

GLOBAL SOURCES LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

The tax on the Group’s profit before income taxes differs from the theoretical amount that would arise using the statutory income tax rate of 0% as follows:

	2015	2014	2013

Profit before income taxes	$35,277	$21,309	$37,625

Tax calculated at statutory income tax rate of 0% (2014: 0%; 2013: 0%)	-	-	-

Tax effect of:
Foreign income and revenues taxed at higher rates	$4,888	$2,468	$4,753
Income tax expense	$4,888	$2,468	$4,753

The Company’s subsidiaries are subject to taxation in Hong Kong, the People’s Republic of China, Singapore and other jurisdictions. There are certain open tax assessments as at December 31, 2015. The tax returns of the Company’s subsidiaries remain open to assessment in the following major tax jurisdictions: Hong Kong SAR - for the financial years from 2014 to 2015, Singapore - for the financial years from 2014 to 2015 and the People’s Republic of China - for the financial years from 2011 to 2015. The Group’s estimates of income tax expenses and liabilities of each year end include management judgment about the eventual outcome of the reviews of open years based on the latest information available about the positions taken by each tax authority.

10.           Earnings per share

(a)           Basic

Basic earnings per share is calculated by dividing the profit attributable to equity holders of the Company by the weighted average number of ordinary shares in issue during the year excluding ordinary shares purchased by the Company and held as treasury shares.

	2015	2014	2013

Profit attributable to equity holders of the Company from continuing operations	$23,995	$17,407	$31,919
Profit attributable to equity holders of the Company from discontinued operations	5,893	923	816
Total profit attributable to equity holders of the Company	$29,888	$18,330	$32,735

Weighted average number of ordinary shares in issue	27,404,537	31,953,136	34,426,468

Basic earnings per share ($ per share):
Continuing operations	$0.87	$0.54	$0.93
Discontinued operations	0.22	0.03	0.02
Total basic earnings per share ($ per share)	$1.09	$0.57	$0.95

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

	2015	2014	2013

Profit attributable to equity holders of the Company from continuing operations	$23,995	$17,407	$31,919
Profit attributable to equity holders of the Company from discontinued operations	5,893	923	816
Total profit attributable to equity holders of the Company	$29,888	$18,330	$32,735

Weighted average number of ordinary shares in issue	27,404,537	31,953,136	34,426,468
Adjustments for share grants	1,416,439	1,529,235	1,641,858
Weighted average number of ordinary shares for diluted earnings per share	28,820,976	33,482,371	36,068,326

Diluted earnings per share ($ per share):
Continuing operations	$0.83	$0.52	$0.89
Discontinued operations	0.20	0.03	0.02
Diluted earnings per share ($ per share	$1.03	$0.55	$0.91

11.           Property and equipment

	Freehold Land	Buildings	Leasehold improvements	Computer equipment, software, fixtures, fittings and office equipment and reusable trade show booths	Motor vehicles	Capital work-in- progress	Total

Year ended December 31, 2015
Cost
Opening balance	$10,007	$50,585	$13,756	$33,703	$396	$117	$108,564
Exchange differences	(657)	(679)	(354)	(1,017)	(2)	42	(2,667)
Transfer	-	-	-	318	-	(318)	-
Additions	-	-	25	653	-	159	837
Disposals and write off	-	-	(314)	(1,630)	-	-	(1,944)
Disposal of subsidiary	-	-	-	(80)	(61)	-	(141)
Total cost	$9,350	$49,906	$13,113	$31,947	$333	$-	$104,649

Year ended December 31, 2015
Accumulated depreciation
Opening balance	$-	$3,957	$9,678	$31,241	$169	$-	$45,045
Exchange differences	-	(49)	(238)	(921)	(1)	-	(1,209)
Depreciation for the year	-	1,078	1,299	1,244	64	-	3,685
Disposals and write off	-	-	(251)	(1,598)	-	-	(1,849)
Disposal of subsidiary	-	-	-	(35)	(52)	-	(87)
Total accumulated depreciation	-	4,986	10,488	29,931	180	-	45,585
Net book amount	$9,350	$44,920	$2,625	$2,016	$153	$-	$59,064

GLOBAL SOURCES LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

	Freehold Land	Buildings	Leasehold improvements	Computer equipment, software, fixtures, fittings and office equipment and reusable trade show booths	Motor vehicles	Capital work-in- progress	Total

Year ended December 31, 2014
Cost
Opening balance	$-	$47,785	$12,015	$35,011	$376	$64	$95,251
Exchange differences	(539)	(418)	(279)	(964)	(3)	(5)	(2,208)
Additions	10,546	3,218	2,071	2,053	208	58	18,154
Business acquisition	-	-	74	94	27	-	195
Disposals and write off	-	-	(125)	(2,491)	(212)	-	(2,828)
Total cost	$10,007	$50,585	$13,756	$33,703	$396	$117	$108,564

Year ended December 31, 2014
Accumulated depreciation
Opening balance	$-	$2,894	$8,809	$33,558	$289	$-	$45,550
Exchange differences	-	(19)	(152)	(928)	(2)	-	(1,101)
Depreciation for the year	-	1,082	1,146	1,063	77	-	3,368
Disposals and write off	-	-	(125)	(2,452)	(195)	-	(2,772)
Total accumulated depreciation	$-	$3,957	$9,678	$31,241	$169	$-	$45,045
Net book amount	$10,007	$46,628	$4,078	$2,462	$227	$117	$63,519

In 2013, the Group sold their property in Excellence Times Square, Shenzhen, China, which was classified as investment property, and recorded a profit on sale of property of $10,953 and related taxes of $2,286 resulting from this transaction.

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

In 2015, the Group sold 22,800 square feet of property, which was classified as investment property, and recorded as profit on sale of property of $9,791 and related taxes of $2,241 resulting from this transaction.

Southmark

In 2008, the Group purchased approximately 22,874 square feet of office space, together with six car parking spaces, in a commercial building in Hong Kong S.A.R.. The lease period of the land is 55 years, commencing from year 1991. Depreciation of the property commenced during the year 2008, and the building is being depreciated on a straight-line basis over the remaining lease term.

In 2013, the Group sold 9,431 square feet of the property, which was classified as property and equipment and three car parking spaces and recorded a profit on sale of property of $4,457 resulting from this transaction.

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

The carrying amounts of the land and buildings as at December 31, 2015 and December 31, 2014 were as follows:

Property and equipment	Carrying amount as at December 31, 2015	Carrying amount as at December 31, 2014

Shenzhen International Chamber of Commerce Tower	$3,731	$3,834
Southmark	$5,833	$6,019
City Point	$9,374	$10,046
Vita Tower	$23,224	$23,717
One Sims Lane	$12,108	$13,019
	$54,270	$56,635
Investment properties (Note 12)	$69,726	$85,546
	$123,996	$142,181

The total carrying amount of the investment properties (note 12) and freehold land and buildings under property and equipment as at December 31, 2015 and December 31, 2014 were $123,996 and $142,181 respectively. The total fair value of these properties as at December 31, 2015 and December 31, 2014 were $227,349 and $242,517 respectively. The fair values of the properties in Hong Kong S.A.R. and China, as at December 31, 2015 and December 31, 2014 were determined by Savills Valuation and Professional Services Limited, Hong Kong and the fair value of the property in Singapore as at December 31, 2015 was determined by Savills Valuation and Professional Services (S) Pte Ltd., using internationally accepted valuation methods.

The fair values of properties are determined with the assistance of independent licensed appraisers who have appropriate recognized qualifications and experience to carry out such an exercise. The fair value is based on market values, being the estimated amount for which a property can be exchanged on the date of valuation between a willing buyer and a willing seller in an arm’s length transaction. The Group did not record the fair value gains as the Group records the property and equipment and the investment properties at cost less accumulated depreciation and accumulated impairment losses as disclosed in notes 2.5 and 2.6, respectively.

GLOBAL SOURCES LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

12.           Investment properties

	2015	2014

Cost
Opening balance	$97,567	$99,626
Exchange differences	(3,222)	(2,059)
Disposals	(13,022)	-
Total cost	$81,323	$97,567

Accumulated Depreciation
Opening balance	$12,021	$10,011
Exchange differences	(385)	(187)
Depreciation for the year	2,015	2,197
Disposals	(2,054)	-
Total accumulated depreciation	$11,597	$12,021

Net book amount	$69,726	$85,546

The information of the properties is detailed in Note 11.

In the case when investment property forms part of a larger property unit, it is distinguished by management on the basis of the area which it occupies in the total area of the property unit. The fair value attributable to investment properties determined based on the properties’ highest and best use as at December 31, 2015 was $142,778 (2014: $159,176).

The table below analyses the fair values of investment properties, by valuation method. The different levels have been defined as follows:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.

•	Level 2: inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices).

•	Level 3: inputs for the asset or liability that are not based on observable market data (that is unobservable inputs).

The following table presents the Group’s investment properties at fair value.

	At 31 December 2015

	Level 1	Level 2	Level 3	Total

Asset
Investment properties	$-	$-	$142,778	$142,778
Total asset	$-	$-	$142,778	$142,778

	At 31 December 2014

	Level 1	Level 2	Level 3	Total

Asset
Investment properties	$-	$-	$159,176	$159,176
Total asset	$-	$-	$159,176	$159,176

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

The rental income from investment properties for the year ended December 31, 2015, 2014 and 2013 was $6,965, $6,565 and $5,972, respectively.

Direct operating expenses for investment properties, which generated rental income for the year ended December 31, 2015, 2014 and 2013 were as follows:

	2015	2014	2013

Insurance	$56	$61	$70
Property tax/services fee	692	712	785
Building maintenance	11	36	37
Business tax	239	232	214
Depreciation	2,015	2,197	2,287
Total expenses	$3,013	$3,238	$3,393

The contractual obligations relating to the investment property for maintenance for the year ended December 31, 2015, 2014 and 2013 were $31, $26 and $38, respectively.

As at December 31, 2013, the contractual obligations relating to the investment property for renovation was $77.

GLOBAL SOURCES LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

13.           Intangible assets

	Trademarks	Contractual backlog and others	Non-compete agreements	Goodwill	Computer software	Databases	Total

Year ended December 31, 2015
Cost
Opening balance	$40,626	$-	$1,758	$18,472	$488	$-	$61,344
Exchange differences	(1,554)	-	-	(742)	(53)	-	(2,349)
Additions	-	-	169	-	584	-	753
Write-off	-	-	(1,788)	-	-	-	(1,788)
Disposal of subsidiary	(6,866)	-	-	(4,507)	-	-	(11,373)
Total cost	$32,206	$-	$139	$13,223	$1,019	$-	$46,587

Year ended December 31, 2015
Accumulated amortization and impairment
Opening balance	$15,060	$-	$1,542	$6,991	$19	$-	$23,612
Exchange differences	(879)	-	-	(138)	(5)	-	(1,022)
Amortization for the year	4,121	-	381	-	124	-	4,626
Write-off	-	-	(1,788)	-	-	-	(1,788)
Disposal of subsidiary	(3,140)	-	-	(2,010)	-	-	(5,150)
Total accumulated amortization and impairment	$15,162	$-	$135	$4,843	$138	$-	$20,278
Net book amount	$17,044	$-	$4	$8,380	$881	$-	$26,309

Year ended December 31, 2014
Cost
Opening balance	$26,638	$-	$3,148	$9,488	$-	$263	$39,537
Exchange differences	-	-	-	-	(27)	-	(27)
Additions	13,988	2,474	112	8,984	515	-	26,073
Write-off	-	(2,474)	(1,502)	-	-	(263)	(4,239)
Total cost	$40,626	$-	$1,758	$18,472	$488	$-	$61,344

Year ended December 31, 2014
Accumulated amortization and impairment
Opening balance	$8,414	$-	$2,446	$6,991	$-	$263	$18,114
Exchange differences	-	-	-	-	(1)	-	(1)
Amortization for the year	4,408	2,474	594	-	20	-	7,496
Impairment charge	2,238	-	4	-	-	-	2,242
Write-off	-	(2,474)	(1,502)	-	-	(263)	(4,239)
Total accumulated amortization and impairment	$15,060	$-	$1,542	$6,991	$19	$-	$23,612
Net book amount	$25,566	$-	$216	$11,481	$469	$-	$37,732

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
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

Impairment test for goodwill/trademarks:

Goodwill is allocated to the Group’s cash-generating units (‘CGUs’) identified according to operating segments. An operating segment-level summary of the goodwill allocation is:

	December 31, 2015	December 31, 2014

Exhibitions, Topranch Limited	$8,380	$8,984
Exhibitions, eMedia South China Limited	-	2,497
Net book amount	$8,380	$11,481

The trademark intangible assets relating to acquired businesses as at December 31, 2015 and 2014 were as follows:

	December 31, 2015	December 31, 2014

Exhibitions, Topranch Limited	$10,438	$12,589
Exhibitions, Haoji Group	6,606	8,940
Exhibitions, eMedia South China Limited	-	3,512
Online and other media services business, EDN	-	525
	$17,044	$25,566

The recoverable amount of CGU has been determined based on value-in-use calculations. These calculations use cash flow projections by management covering a five-year period. Cash flows beyond the five-year period are extrapolated using the estimated growth rates. The growth rate did not exceed the long-term average growth rate for the business in which the CGU operates. The trademark intangible assets as at December 31, 2015 will be amortized over the remaining useful lives of 3 to 8 years.

Exhibitions, Shenzhen PRC:

Key assumptions used for value-in-use calculations in 2015 and 2014 are as follows:

Topranch Limited:

•	Revenue growth of average 4% (2014: 5%)

•	Pre-tax discount rate of 21% (2014: 21%) applied to the pre-tax cash flow projections

•	Growth rate beyond five years of 1.5% (2014: 1.5%)

These above assumptions have been used for the analysis of the CGU within the operating segment.

Management determined revenue growth rate based on past performance and its expectations of market developments. The discount rates used reflect specific risks relating to the relevant operating segment.

There was no impairment to goodwill for Topranch Limited as at December 31, 2015. In addition, there were no indicators of impairment for the trademark relating to Topranch Limited as at December 31, 2015. The Group also re-assessed the useful lives of the trademarks and determined that no change in the useful lives was required in 2015.

GLOBAL SOURCES LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

Haoji Group:

Key assumptions used for value-in-use calculation in 2015 and 2014 are as follows:

•	Revenue growth of average 8% (2014: 12%).

•	Pre-tax discount rate of 21% (2014: 21%) applied to the pre-tax cash flow projections

•	Growth rate beyond five years of 1.5% (2014: 1.5%)

Management determined revenue growth rates based on past performance and its expectations of market developments. The discount rates used reflect specific risks relating to the relevant operating segment.

The goodwill relating to Haoji Group business was fully impaired as at December 31, 2013. Due to decline in economic climate in China, the Group recorded impairment to trademark during year ended December 31, 2014 and 2013 of $2,238 and $3,542, respectively. There was no impairment to trademark relating to Haoji Group for the year ended December 31, 2015. The Group also re-assessed the useful lives of trademark and determined that no change in the useful life was required in 2015.

14.           Financial assets, available-for-sale and long term investments

(a)           Financial assets, available-for-sale

	2015	2014

At January 1	$3,952	$6,367
Purchases during the year	12,883	2,640
Disposals	(16,946)	(5,183)
Exchange differences	(54)	(13)
Fair value gains recognized in other comprehensive income	165	141
At December 31	$-	$3,952

Financial assets, available-for-sale include the followings:

	December 31,	December 31,
	2015	2014

Listed securities:
Quoted money market debt instruments	$-	$3,952
	$-	$3,952

The maximum exposure to credit risk at the reporting date is the carrying value of the debt securities classified as available for sale.

None of these financial assets are either past due or impaired (2014: nil).

(b)           Long term investment

As at December 31, 2015 and December 31, 2014, the Company holds equity instruments carried at $100 in a privately held unaffiliated electronic commerce company for business and strategic purposes. Since the ownership is less than 20%, the Company does not have the ability to exercise significant influence over the investee and the investment is accounted for under the cost method as the fair value cannot be reliably measured. The Company’s policy is to regularly review the carrying values of the non-quoted investments and to identify and provide for when circumstances indicate impairment other than a temporary decline in the carrying values of such assets has occurred.

GLOBAL SOURCES LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

15.           Deferred tax

Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current income tax assets against current income tax liabilities and when the deferred income taxes relate to the same fiscal authority. The amounts, determined after appropriate offsetting, are shown on the balance sheets as follows:

	December 31, 2015	December 31, 2014

Deferred tax assets:
Deferred tax asset to be recovered after more than 12 months	$11	$8
Deferred tax assets to be recovered within 12 months	378	188
	$389	$196

Deferred tax liabilities:
Deferred tax liabilities to be settled after more than 12 months	$3,413	$5,340
Deferred tax liabilities to be settled within 12 months	1,080	1,502
	$4,493	$6,842

The gross movement on the deferred income tax account is as follows:

	December 31, 2015	December 31, 2014

At January 1	$(6,646)	$(4,493)
Credited to consolidated income statement	1,389	1,962
Disposal of subsidiary	918	-
Acquisition of business	-	(4,115)
Exchange differences	235	-
At December 31	$(4,104)	$(6,646)

The movement in deferred income tax assets and liabilities during the year, without taking into consideration the offsetting of balances within the same tax jurisdiction, is as follows:

Deferred tax assets	Provisions and expenses	Tax losses	Other	Total

At January 1, 2013	$187	$-	$57	$244
Charged to the consolidated income statement	(89)	-	(57)	(146)
At December 31, 2013	$98	$-	$-	$98

(Charged)/credited to the consolidated income statement	(90)	428	-	338
At December 31, 2014	$8	$428	$-	$436

Credited to the consolidated income statement	3	146	-	149
At December 31, 2015	$11	$574	$-	$585

GLOBAL SOURCES LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

Deferred tax liabilities	Accelerated tax depreciation	Withholding tax on unremitted profits	Fair value adjustments on acquisition of business	Total

At January 1, 2013	$100	$-	$5,990	$6,090
Credited to the consolidated income statement	(40)	-	(1,459)	(1,499)
At December 31, 2013	$60	$-	$4,531	$4,591

Acquisition of business	-	-	4,115	4,115
Charged/(credited) to the consolidated income statement	203	445	(2,272)	(1,624)
At December 31, 2014	$263	$445	$6,374	$7,082

Disposal of subsidiary	-	-	(918)	(918)
Credited to the consolidated income statement	(54)	(225)	(961)	(1,240)
Exchange differences	-	-	(235)	(235)
At December 31, 2015	$209	$220	$4,260	$4,689

Deferred income tax assets are recognized for tax loss carry-forwards to the extent that the realization of the related tax benefit through future taxable profits is probable. The Group did not recognize deferred income tax assets of $8,674 (December 31, 2014: $9,552) in respect of losses amounting to $30,860 (December 31, 2014: $33,958) that can be carried forward against future taxable income. Losses amounting to $25,632 (December 31, 2014: $29,940) expire by 2023, and the remaining losses have no expiry date. In 2015, $5,031 (2014: $nil) of previously unrecognized losses were utilized in relation to the taxable profits arising from the sale of investment properties in note 12.

16.           Prepaid expenses and other current assets

	December 31, 2015	December 31, 2014

Non-current portion:
Club memberships	$216	$216
Deferred expenses - exhibition (ii)	524	717
Rental, utility and other deposits	211	175
	$951	$1,108

Current portion:
Unsecured employee loans (i)	$17	$30
Prepaid expenses	1,441	1,434
Deferred expenses - exhibition (ii)	14,010	14,478
Other current assets	800	1,085
	$16,268	$17,027

(i)	The loans for the lease of residence are unsecured, interest free and are repayable in equal monthly installments over the period of the lease, typically less than or equal to twelve months.

There were no loans due from the Company’s directors and executive officers as at December 31, 2015 and December 31, 2014.

(ii)	Deferred expenses relate to deferred commission expenses and direct event production costs for exhibition events to be held in future periods.

The fair value of club membership, employee loans and other receivables at the reporting date approximates its carrying value of each asset mentioned above.

GLOBAL SOURCES LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

17.           Inventories

	December 31, 2015	December 31, 2014

Stock of paper, at cost	$176	$154
	$176	$154

The cost of inventories recognized as expense and included in community and content amounted to $164 and $166 for the years ended December 31, 2015 and 2014, respectively.

18.           Accounts receivable and receivables from sales representatives

	December 31, 2015	December 31, 2014

Accounts receivable	$931	$2,560
Less: provision for impairment of accounts receivable	(82)	(291)
Accounts receivable - net	849	2,269
Receivables from sales representatives	8,802	7,900
	$9,651	$10,169

The fair values of accounts receivable and receivables from sales representatives are as follows:

	December 31, 2015	December 31, 2014

Accounts receivable	$849	$2,269
Receivables from sales representatives	8,802	7,900
	$9,651	$10,169

As at December 31, 2015 and December 31, 2014, receivables from sales representatives of $8,802 and $7,900, respectively, were neither past due nor impaired. The receivables from sale representatives represent cash receipts from the Group's customers, net of commissions and fees payable, and which are collected by the independent sales representatives on behalf of the Group. These cash receipts are banked into designated bank accounts owned by the independent sales representatives in China. For credit risk management purposes, the Group's employees are the only authorized signatories for the withdrawal of cash from these bank accounts. The majority of these independent sales representatives have long standing relationships with the Group, and for whom there is no recent history of default.

GLOBAL SOURCES LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

As at December 31, 2015 and December 31, 2014 accounts receivable of $849 and $2,269, respectively were past due but not impaired. The aging analysis of these accounts receivable is as follows:

	December 31, 2015	December 31, 2014

Up to 3 months	$729	$1,772
3 to 6 months	93	434
Over 6 months	27	63
	$849	$2,269

As at December 31, 2015 and December 31, 2014, the gross trade receivable of $82 and $291, respectively, were impaired and provided for. The individually impaired receivable mainly relate to certain customers for online and other media services, which are in unexpectedly difficult economic situations.

The aging of these accounts receivable is as follows:

	December 31, 2015	December 31, 2014

Up to 3 months	$35	$81
3 to 6 months	21	99
Over 6 months	26	111
	$82	$291

Movements on the Group’s provision for impairment of accounts receivable are as follows:

	December 31, 2015	December 31, 2014

At January 1	$291	$476
Provision/(write back) for receivable impairment	(35)	166
Receivables written off during the year as uncollectible	(174)	(351)
At December 31	$82	$291

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

GLOBAL SOURCES LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

19.	Cash, bank balances, term deposits with banks and financial assets, available-for-sale

	December 31, 2015	December 31, 2014

Cash at bank and on hand	$27,441	$33,231
Term deposits with original maturities of three months or less	42,915	56,992
Cash and cash equivalents	$70,356	$90,223

Quoted money market debt instruments	-	3,952
Financial assets available-for-sale	$-	$3,952

Term deposits with original maturities of over three months	9,097	4,285
Total	$79,453	$98,460

20.           Share capital and treasury shares

	Number of common shares		Amount

	Issued share capital	Treasury shares	Issued share capital	Treasury shares	Share premium

At January 1, 2013	52,065,363	(17,996,000)	$521	$(150,089)	$39,985
Issuance of common shares under Equity Compensation Plans	416,408	-	4	-	-
At December 31, 2013	52,481,771	(17,996,000)	$525	$(150,089)	$39,985

Issuance of common shares under Equity Compensation Plans	420,456	-	4	-	-
Common shares	-	(5,000,000)	-	(50,000)	-
At December 31, 2014	52,902,227	(22,996,000)	$529	$(200,089)	$39,985

Issuance of common shares under Equity Compensation Plans	375,126	-	4	-	-
Common shares	-	(6,666,666)	-	(50,000)	-
At December 31, 2015	53,277,353	(29,662,666)	$533	$(250,089)	$39,985

The authorized share capital of the Company as at December 31, 2015 and December 31, 2014 is 75,000,000 common shares of $0.01 par value. As at December 31, 2015 and December 31, 2014, the Company has 23,614,687 and 29,906,227 common shares outstanding, respectively. The share premium of $39,985 as at December 31, 2015 and December 31, 2014 is recognized under capital reserves in Note 22.

On February 4, 2008, the Board of Directors of the Company authorized a program to buy back up to $50,000 worth of common shares. The Company may, from time to time, as business conditions warrant, purchase shares in the open market or through private transactions. The buyback program does not obligate the Company to buyback any specific number of shares and may be suspended or terminated at any time at management’s discretion. The timing and amount of any buyback of shares will be determined by management based on its evaluation of market conditions and other factors. As at December 31, 2015 and December 31, 2014, the Company has not bought back any of its shares under this program.

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

On June 09, 2015, the Board of Directors of the Company authorized the repurchase of 6,666,666 of its common shares by tender offer at purchase price of $7.50 per share. The Company completed the repurchase in July 2015 and paid a total purchase consideration of $50,000. The Company is holding the repurchased shares as treasury shares.

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

On March 6, 2007, the Plan Committee approved and issued ‘The Global Sources Share Grant Award Plan’ as a supplementary or subsidiary document to the ECP 2007 Master Plan. Under the plan, the Plan Committee is to determine who will be granted awards of shares and the number of shares to be awarded to them, and the vesting schedule for such awards. The plan commenced with effect on March 6, 2007, and will terminate upon the expiration or termination of the ECP 2007 Master Plan, or upon the liquidation of the Company, or upon termination by the Plan Committee, whichever is the earliest to occur. The Plan Committee approved awards of common shares under the plan during the years 2007 to 2015 to employees and team members (consultants and the employees of third party independent contractors). The non-cash compensation expenses associated with the awards are recognized over the six year vesting term of the award.

On April 24, 2009, the Plan Committee approved and issued ‘The Global Sources Directors Share Grant Award Plan’ as a supplementary or subsidiary document to the ECP 2007 Master Plan. Persons eligible to receive grants under the plan are directors of the Company. Under the plan, the Plan Committee is to determine who amongst the directors of the Company will be granted awards of shares and the number of shares to be awarded to them. Any shares awarded will not vest immediately, but only at the end of four years after such effective date as may be specified by the Plan Committee (or in accordance with such other vesting schedule as may be determined by the Plan Committee). The plan commenced with effect on April 24, 2009, and will terminate upon the expiration or termination of the ECP 2007 Master Plan, or upon the liquidation of the Company, or upon termination by the Plan Committee, whichever is the earliest to occur. The Plan Committee awarded 21,000 common shares (comprising 3,000 common shares each to seven directors of the Company), 21,000 common shares (comprising 3,000 common shares each to seven directors of the Company), 21,000 common shares (comprising 3,000 common shares each to

GLOBAL SOURCES LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

seven directors of the Company), 19,500 common shares (comprising 3,000 common shares each to six directors and 1,500 to one director) to the seven directors of the Company, 1,500 common shares (to one director), 21,000 common shares (comprising 3,000 common shares each to seven directors), 21,000 common shares (comprising 3,000 common shares each to seven directors) and 21,000 common shares (comprising 3,000 common shares each to seven directors) in May 2015, January 2014, January 2013, January 2012, June 2011, January 2011, January 2010 and June 2009, respectively. The non-cash compensation expenses associated with the awards under the plan are recognized over the four year vesting term of the award.

As at December 31, 2015 and December 31, 2014, there was $3,498 and $4,105, respectively, of unrecognized non-cash compensation cost associated with the awards under the above ECP plans, excluding the awards under ECP VI, and The Global Sources Retention Share Grant Plan and The Global Sources Retention Share Grant Plan II, which are expected to be recognized over the next six years.

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

As at December 31, 2015 and December 31, 2014, there was $4 and $216 balance of intangible asset, respectively, associated with the awards under the ECP VI, The Global Sources Retention Share Grant Plan and The Global Sources Retention Share Grant Plan II which is expected to be amortized over the next five years. During the year ended December 31, 2015 the Company recorded $381 (2014: $594 and 2013: $748) amortization of intangible assets associated with the awards under these plans.

GLOBAL SOURCES LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

The Company’s non-vested shares as at December 31, 2015 and changes during the year ended December 31, 2014 were as follows:

	ECP V Grant Plan		ECP VI Grant Plan		The Global Sources Share Grant Award Plan		The Global Sources Retention Share Grant Plan and the Global Sources Retention Share Grant Plan II		The Global Sources Directors Share Grant Award Plan
	Number of shares	Weighted average grant date fair value	Number of shares	Weighted average grant date fair value	Number of shares	Weighted average grant date fair value	Number of shares	Weighted average grant date fair value	Number of shares	Weighted average grant date fair value

Non-vested at January 1, 2015	13,000	$4.97	-	$-	1,385,875	$7.52	147,767	$7.17	84,000	$7.57
Granted	-	-	-	-	337,267	5.56	151,706	7.21	21,000	5.44
Vested	(4,200)	6.38	-	-	(290,976)	6.38	(61,622)	7.42	(22,500)	9.91
Forfeited	-	-	-	-	(151,706)	7.25	(4,483)	8.16	-	-
Non-vested at December 31, 2015	8,800	$4.30	-	$-	1,280,460	$7.30	233,368	$7.11	82,500	$6.39

Non-vested at January 1, 2014	15,000	$5.46	1,500	$7.42	1,432,473	$7.70	200,339	$7.36	84,000	$7.33
Granted	-	-	-	-	303,916	8.21	44,260	7.36	21,000	7.57
Vested	(2,000)	8.66	-	-	(302,579)	9.04	(96,832)	7.66	(21,000)	6.63
Forfeited	-	-	(1,500)	7.42	(47,935)	7.53	-	-	-	-
Non-vested at December 31, 2014	13,000	$4.97	-	$-	1,385,875	$7.52	147,767	$7.17	84,000	$7.57

As at December 31, 2015 and December 31, 2014, there were no non-vested shares under ECP VI and ECP VII Grant Plans.

GLOBAL SOURCES LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

The total fair value of shares vested during the years ended December 31, 2015 and 2014 were as follows:

Year ended December 31,	ECP V Grant Plan	The Global Sources Share Grant Award Plan	The Global Sources Retention Share Grant Plan and the Global Sources Retention Share Grant Plan II	The Global Sources Directors Share Grant Award Plan	Total

2015	$30	$1,851	$431	$144	$2,456
2014	$14	$2,460	$739	$171	$3,384

During the years ended December 31, 2015 and 2014, there were no shares vested under ECP VI and ECP VII Grant Plans.

Non-cash compensation expenses associated with the employee and team member Equity Compensation Plans and Global Sources Directors Share Grant Award Plan included under various categories of operating expenses are approximately as follows: sales: $418 (2014: $409; 2013: $539), community and content: $88 (2014: $16; 2013: $43), general and administrative $1,418 (2014: $1,215; 2013: $1,340), and information and technology: $225 (2014: $217; 2013: $248).

GLOBAL SOURCES LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

22.           Other reserves

	Accumulated other comprehensive income
	Fair value reserve	Currency translation reserve	Capital reserve	Total

At January 1, 2015..	$84	$7,097	$154,061	$161,242
Fair value gains	146	-	-	146
Fair value gains – discontinued operations	19	-	-	19
Reclassification to income statement on disposal of available-for-sale financial asset	(188)	-	-	(188)
Reclassification to income statement on disposal of available-for-sale financial asset – discontinued operations	(157)	-	-	(157)
Currency translation differences	-	(6,150)	-	(6,150)
Currency translation differences – discontinued operations	-	(209)	-	(209)
Less: Share of non-controlling interests	18	306	-	324
Less: Share of non-controlling interests – discontinued operations	78	143	-	221
Non-cash compensation	-	-	2,149	2,149
Capitalization of intangible assets relating to share grants for non-compete agreements, net (Note 13)	-	-	169	169
Issuance of shares	-	-	(4)	(4)
At December 31, 2015.	$-	$1,187	$156,375	$157,562

At January 1, 2014	$8	$9,846	$152,096	$161,950
Fair value gains (Note 14)	141	-	-	141
Reclassification to income statement on disposal of available-for-sale financial asset	(11)	-	-	(11)
Currency translation differences	-	(2,832)	-	(2,832)
Less: Share of non-controlling interests	(54)	83	-	29
Non-cash compensation	-	-	1,857	1,857
Capitalization of intangible assets relating to share grants for non-compete agreements, net (Note 13)	-	-	112	112
Issuance of shares	-	-	(4)	(4)
At December 31, 2014	$84	$7,097	$154,061	$161,242

Capital reserve mainly relates to share premium (Note 20) and accumulation of non-cash compensation expenses.

GLOBAL SOURCES LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

23.           Deferred income and customer prepayments

	December 31, 2015	December 31, 2014

Non-current portion:
Exhibitions	$2,425	$3,327
Advertising	492	644
	$2,917	$3,971

Current portion:
Exhibitions	$42,158	$45,561
Advertising, subscription and others	33,107	39,308
	$75,265	$84,869

24.           Accrued liabilities

	December 31, 2015	December 31, 2014

Salaries, wages and commissions	$1,310	$1,730
Retirement contribution accruals	769	1,587
Liabilities for incentive plan	1,870	1,939
Printing, paper and bulk mailing costs	100	133
Sales commissions and fees to third parties	1,698	2,468
Business taxes	3,636	3,695
Barter payables	2,245	3,656
Others	3,555	3,892
	$15,183	$19,100

25.           Commitments

(a)           Capital commitment

Capital expenditure contracted for at the end of the reporting period but not yet incurred is as follows:

	2015	2014

Purchase of property and equipment	$46	$168
Total	$46	$168

(b)           Operating lease commitments - group company as lessee

The Group leases office facilities and exhibition venues under cancellable and non-cancellable operating leases generally with an option to renew upon expiry of the lease term.

In 2012, 2014 and again in 2015, the Group entered into venue license agreements for future exhibition events from 2015 to 2018 amounting to a gross value of approximately $47,130. All the above agreements are cancellable under force majeure or other specified conditions, or upon notice and payment of cancellation charges to the other party. The amounts paid will be expensed when the related events are held. As at December 31, 2015, the Group paid approximately, in aggregate, $17,759 for the above agreements.

GLOBAL SOURCES LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

The future aggregate minimum lease rental payments under non-cancellable operating leases for office premises are as follows:

	2015	2014

No later than 1 year	$440	$348
Later than 1 year and no later than 5 years	301	300
Total	$741	$648

(c)	Operating lease commitments - group company as lessor

The Group leases out office premises to non-related companies under non-cancellable operating leases. The future aggregate lease payments receivable under non-cancellable operating leases for office premises are as follows:

	2015	2014

No later than 1 year	$5,406	$5,286
Later than 1 year and no later than 5 years	5,724	3,898
Later than 5 years	-	297
Total	$11,130	$9,481

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

27.           Related party transactions

There were no material related party transactions during the year 2015, 2014 and 2013, except for the compensation paid or payable to key management for employee services is shown below:

	2015	2014	2013

Wages, salaries, bonus, fees and other short-term benefits	$2,471	$2,362	$2,561
Non-cash compensation expenses	851	1,267	998
Total	$3,322	$3,629	$3,559

GLOBAL SOURCES LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

28.           Discontinued Operations

On June 5, 2015, the Group entered into a sale and purchase agreement to sell its 60.1 percent interest in its subsidiary eMedia Asia Limited to the minority shareholder of the subsidiary, for $12,033 in cash consideration. The subsidiary’s business includes the China International Optoelectronic Expo exhibition and print and online publications serving Asia's electronics engineering community. The transaction was completed on June 30, 2015 and is reported in the current period as discontinued operations. The Group recorded a pre-tax profit on sale of subsidiary of $6,382 and a tax provision of $361, resulting in a profit after tax of $6,021, in connection with this transaction. Financial information relating to the discontinued operations for the period to the date of disposal is set out below.

The financial performance and cash flow information presented are for the six months ended 30 June 2015 (2015 column) and the years ended 31 December 2014 and 31 December 2013.

	2015	2014	2013

Revenue	$4,776	$18,930	$20,148
Operating Expenses	5,443	16,217	18,009
Profit/(loss) from operations	(667)	2,713	2,139
Interest income	36	91	119
Gain on sale of available-for-sale securities	157	-	64
Profit/(loss) before income taxes	(474)	2,804	2,322
Income tax credit/(expense)	82	(822)	(602)
Profit/(loss) after income taxes of discontinued operations	(392)	1,982	1,720
Profit on sale of subsidiary after income taxes	6,021	-	-
Profit from discontinued operations	5,629	1,982	1,720

Currency translation differences arising from consolidation	*	(78)	78
Reclassification to income statement of currency translation differences on disposal of subsidiary	(209)	-	-
Fair value gains on available-for-sale securities	19	64	102
Reclassification to income statement on disposal of available- for- sale financial asset	(157)	-	(64)
Other comprehensive (loss)/income from discontinued operations	(347)	(14)	116

Net cash inflow from operating activities	1,892	2,806	305
Net cash inflow from investing activities (2015 includes net cash outflow of $9 on the sale of subsidiary)	1,406	68	4,220
Net cash outflow from financing activities	(538)	(1,988)	(4,146)
Net increase in cash generated by the subsidiary	$2,760	$886	$379

*           Less than $1.

GLOBAL SOURCES LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

	2015	2014	2013

Cash consideration received	$11,672	$-	$-
Cash consideration receivable	361	-	-
Total disposal consideration	12,033	-	-
Cash consideration received	11,672	-	-
Cash and cash equivalents in subsidiary sold	(11,681)	-	-
Net cash flow on sale of subsidiary	$(9)	$-	$-

29.           Recent accounting pronouncements

New standards, amendments and interpretations issued that are effective for future financial periods:

•
    IFRS 15, ‘Revenue from contracts with customers’ deals with revenue recognition and establishes principles for reporting useful information to users of financial statements about the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. Revenue is recognized when a customer obtains control of a goods or service and thus has the ability to direct the use and obtain the benefits from the goods or service. The standard replaces IAS 18 ‘Revenue’
    and IAS 11 ‘Construction contracts’ and related interpretations. The standard is effective for annual periods beginning on or after 1 January 2018 and earlier application is permitted. The Group is currently assessing the impact of the adoption of IFRS 15 on its financial statements.

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

•
    IFRS 16, ‘Leases’ replaces IAS 17 ‘Leases’, and fundamentally changes the accounting for lease transactions. Additional disclosures will also be required. For lessees of operating leases, lease assets and lease liabilities are required to be recognized in the balance sheet. Depreciation of lease assets and interest on lease liabilities are required to be recognized in the income statement over the lease term. For lessees of finance leases, only amounts expected to be payable under residual value guarantees should be recognized. For lessors, the accounting is substantially the same. The standard is effective for annual periods beginning on or after 1 January
    2019. The Group is currently assessing the impact of the adoption of IFRS 16 on its financial statements.

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

Period	High	Low
Year 2011	$12.78	$4.81
Year 2012	$7.37	$4.90
Year 2013	$8.48	$5.55
Year 2014	$9.18	$6.08
Year 2015	$9.75	$5.07

First Quarter 2013	$8.48	$6.43
Second Quarter 2013	$7.58	$5.55
Third Quarter 2013	$7.75	$6.06
Fourth Quarter 2013	$8.25	$6.95

First Quarter 2014	$9.11	$6.26
Second Quarter 2014	$9.18	$7.72
Third Quarter 2014	$8.35	$6.61
Fourth Quarter 2014	$7.50	$6.08

First Quarter 2015	$6.47	$5.07
Second Quarter 2015	$7.37	$5.18
Third Quarter 2015	$8.91	$6.20
Fourth Quarter 2015	$9.75	$6.42

First Quarter 2016	$8.33	$6.03

October 2015	$9.75	$8.00
November 2015	$9.30	$7.70
December 2015	$9.35	$6.42
January 2016	$7.88	$7.13
February 2016	$8.33	$6.03
March 2016	$8.26	$7.21

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

Description of Shareholder Rights Attaching to Our Common Shares

The Company is registered with the Registrar of Companies in Bermuda with registration number 27310. It has the usual objects and powers of a Bermuda exempt company, found in clauses 6 and 7 of its memorandum of association, empowering it to, among other things, deal in goods of all kinds, and to acquire, hold and dispose of all forms of real property outside Bermuda, and personal property worldwide, including intellectual property. Our authorized share capital is $750,000 divided into 75,000,000 common shares of par value $0.01 each. As of February 29, 2016, we had a total of 53,546,797 common shares issued, comprised of 23,884,131 common shares outstanding and 29,662,666 common shares held as treasury shares.

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

As of February 29, 2016, we had a total of 53,546,797 common shares issued, comprised of 23,884,131 common shares outstanding and 29,662,666 common shares held by the Company as treasury shares; all of our issued common shares were fully paid; and apart from the common shares held as treasury shares, no other shares of the Company were held by the Company or its subsidiaries.

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

However, to the extent that any premium is payable on the purchase, the premium must be provided out of the funds of a company that would otherwise be available for dividend or distribution or out of a company’s share premium account. Any common shares purchased by a company are treated as cancelled and the amount of the company’s issued capital is diminished by the nominal value of the shares accordingly but shall not be taken as reducing the amount of the company’s authorized share capital. However, a company may also purchase its own shares, to be held as treasury shares, if authorized to do so by its memorandum of association or bye-laws. A proposed resolution for the amendment of our bye-laws, to authorize us to purchase our own shares, to be held as treasury shares, was put forth to our shareholders for approval at our Annual General Meeting, held on June 18, 2007 (Hong Kong time). The resolution was approved by our shareholders, so we are now able to acquire our own shares and hold them as treasury shares, subject always of course to the provisions of the Companies Act, to our bye-laws, to the securities laws of the United States and to the rules of NASDAQ. On February 4, 2008, we announced via a press release that our Board of Directors had authorized a program to repurchase up to $50 million of our common shares in the open market or through private transactions, from time to time, as business conditions warrant, but on the basis that we are not obligated to repurchase any specific number of shares and that the program may be suspended or terminated at any time at our management’s discretion. The timing and amount of the repurchase of shares (if any) will be determined by our management, based on its evaluation of market conditions and other factors. As of February 29, 2016, no repurchases of our common shares have been made under this program.

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

On June 26, 2015, we commenced a tender offer for the purchase of up to 6,666,666 of our common shares, or approximately 22.05% of our total issued and outstanding common shares as of April 30, 2015, at a total purchase price of up to $49.999995 million or $7.50 per share. The tender offer expired on July 27, 2015. Our common shares that were properly tendered and not properly withdrawn were greater than the number of shares that we offered to purchase. Consequently, we accepted for purchase on a pro rata basis 6,431,411 and on an “odd lot” basis 235,255 of the shares properly tendered and not properly withdrawn by shareholders. We are holding the repurchased shares as treasury shares, which are disclosed as such on our balance sheet as of December 31, 2015.

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

Directors’ Power to Vote Compensation to Themselves

Under our Bye-laws, the ordinary remuneration of our directors who do not hold executive office for their services (excluding amounts payable under any other provision of our Bye-laws) shall not exceed in aggregate $20,000 per annum or such higher amount as our Board of Directors may from time to time determine. Subject to this limit, each such director is paid a fee at such rate as may from time to time be determined by our Board of Directors. Our Bye-laws further provide that any of our directors who has disclosed his or her interest in a transaction or arrangement with the Company in accordance with the Companies Act and our Bye-laws may be counted in the quorum and vote at any meeting at which such transaction or arrangement is considered by our Board of Directors.

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

Appraisal Rights and Shareholder Suits

Amalgamation and Merger

The Companies Act provides that, subject to the terms of a company’s bye-laws, both the amalgamation and the merger of a Bermuda company with another company requires the amalgamation agreement or the merger agreement (as applicable) to be approved by the board of directors and at a meeting of the shareholders by a majority vote of seventy-five percent of the members present and entitled to vote at that meeting in respect of which the quorum shall be two or more persons holding or representing at least one-third of the issued shares of the company or class, as the case may be.

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

As an exempted company, we and our Bermuda subsidiaries are liable to pay in Bermuda an annual government fee calculated on a sliding scale basis by reference to our and our Bermuda subsidiaries’ respective assessable capital, which is the aggregate of our and our Bermuda subsidiaries’ respective authorized share capital and the premium on our and our Bermuda subsidiaries’ respective issued shares. For the year 2015, the applicable annual government fees were $10,455.00 for us and $1,995.00 per company for each of our two Bermuda subsidiaries. For the year 2016, the applicable annual government fees are $10,455.00 for us, $1,995.00 for one of our two Bermuda subsidiaries, and none for our other remaining Bermuda subsidiary as it is undergoing liquidation. These amounts have already been paid.

Documents on Display

Where You May Find More Information

We are required to comply with the reporting requirements of the Exchange Act applicable to a foreign private issuer. We will file annually a Form 20-F no later than four months after the close of our fiscal year, which is December 31. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. We will furnish our shareholders with annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with IFRS as issued by the IASB. We may, although we are not obligated to do so, furnish our shareholders with semi-annual reports by mail with the assistance of a corporate services provider, which may include unaudited interim financial information. We may discontinue providing semi-annual reports at any time without prior notice to our shareholders.

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

We have not engaged in foreign currency hedging activities. Historically a majority (ranging between 98% to 99%) of our revenue is denominated in USD or is received in the Hong Kong Dollar (“HKD”), RMB or New Taiwan Dollar (“TWD”). The HKD is currently pegged to the USD. The RMB weakened against the USD in 2014 and 2015. The TWD is relatively stable against the USD.

We have certain investments in foreign operations, whose net assets are exposed to foreign currency translation risk.  Currency exposure arising from the net assets of our foreign operations is managed primarily through identification of the specific risks and taking appropriate measures to alleviate the risk.

At December 31, 2015, if the RMB had weakened/strengthened by 4% (2014: 2%; 2013: 3%) against the USD with all other variables held constant, profit before tax for the year would have been $0.05 million (2014: $0.8 million; 2013: $2.9 million) lower/higher as a result of foreign currency losses/gains on translation of RMB denominated monetary assets and liabilities.

(ii)           Cash flow and fair value interest rate risk

We had no interest-bearing borrowings as of December 31, 2015 or 2014. Our exposure to changes in market interest rates is mainly attributable to our interest-bearing assets including available-for-sale financial assets, term deposits with banks and cash and cash equivalents. As of December 31, 2015 and December 31, 2014, the term deposits with banks were all fixed interest rate instruments and the available-for-sale securities were highly liquid and were short term in nature. Therefore interest rate risk is considered to be insignificant.

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

In the years ended December 31, 2015 and December 31, 2014, we derived more than 90% of our revenue from customers in the Asia-Pacific region. We expect that a majority of our future revenue will continue to be generated from customers in this region. Future political or economic instability in the Asia-Pacific region could negatively impact our business.

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

Our financial liabilities which consist of accounts payable and accrued liabilities are due within 12 months, except $0.3 million, which are payable over the next three years, and their contractual undiscounted cash flows approximate their carrying amount as the impact of discounting is not significant.

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

Based on the foregoing, management, with the participation of the Executive Chairman and Chief Financial Officer, have concluded that, as of December 31, 2015, the end of the period covered by this report, the Company’s disclosure controls and procedures were effective.

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

Management evaluated the effectiveness of our internal control over financial reporting as of December 31, 2015 using the 2013 framework set forth in the report of the Treadway Commission’s Committee of Sponsoring Organizations (“COSO”), “Internal Control — Integrated Framework.”

Based on the foregoing, management has concluded that our internal control over financial reporting was effective as of December 31, 2015. Our independent registered public accounting firm, PricewaterhouseCoopers LLP, has issued an audit report on our internal control over financial reporting, which is included herein.

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

           ITEM 15T.            CONTROLS AND PROCEDURES

- (Not applicable)

           ITEM 16A.                 AUDIT COMMITTEE FINANCIAL EXPERT

Our audit committee financial expert is Eddie Heng Teng Hua, an independent director. Our other two audit committee members are David F. Jones and James Watkins, who are also independent directors.

           ITEM 16B.                 CODE OF ETHICS

We have adopted a Code of Ethics that applies to our directors, officers (including our chief executive officer, chief financial officer, chief accounting officer or controller and other persons performing similar functions) and employees. Our Code of Ethics is available on our website at www.corporate.globalsources.com.

During 2015, the Company did not grant any waiver, including any implicit waiver, from any provision of the Code of Ethics to the executive chairman, the chief executive officer, chief financial officer, chief accounting officer or controller or other person performing similar functions.

           ITEM 16C.                 PRINCIPAL ACCOUNTANT FEES AND SERVICES

PricewaterhouseCoopers LLP served as our independent registered public accounting firm from August 2008.
The following table shows the aggregate audit fees, audit-related fees, tax fees and all other fees for the services provided by PricewaterhouseCoopers LLP for 2015 and 2014:

	Year ended December 31,
	2015	2014

Audit fees	$837,044	$919,051
Audit-related fees	10,583	37,750
Total	$847,627	$956,801
Tax fees	48,822	27,859
All other fees	-	-
Total fees	$896,449	$984,660

Audit fees include fees associated with the review of the Company’s annual financial statements and services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years.

The audit-related fees billed to the Company by PricewaterhouseCoopers LLP for the fiscal year ended December 31, 2014 were fees for services relating to accounting workshops and training conducted for the Company. The audit-related fees for the fiscal year ended December 31, 2015 were fees for services relating to accounting workshops and training conducted for the Company.

Tax fees for the fiscal year ended December 31, 2014 for tax compliance, tax advice and tax planning consisted of review of tax returns for six subsidiaries of the Company, assistance with tax matters in a local jurisdiction and filing of quarterly value added tax returns for a subsidiary. For the fiscal year ended December 31, 2015, such fees consisted of review of tax returns for five subsidiaries of the Company, filing of quarterly value added tax returns for a subsidiary, assistance with value added tax matters in a local jurisdiction, assistance with tax matters in a local jurisdiction and permissible tax advice to a subsidiary.

For the fiscal years ended December 31, 2014 and 2015, there were no other fees incurred.

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

           ITEM 16D.          EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

                 - (Not applicable)

           ITEM 16E.          PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Issuer Purchases of Equity Securities
Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number (or Approximate Dollar Value) of Shares that May Yet Be Purchased Under the Plans or Programs
July 1, 2015 to July 31, 2015	6,666,666	$7.50	6,666,666	Nil

On June 26, 2015, we commenced a tender offer for the purchase of up to 6,666,666 of our common shares, or approximately 22.05% of our total issued and outstanding common shares as of April 30, 2015, at a total purchase price of up to $50 million or $7.50 per share. The tender offer expired on July 27, 2015.  Our common shares that were properly tendered and not properly withdrawn were greater than the number of shares that we offered to purchase.  Consequently, we accepted for purchase on a pro rata basis 6,431,411 and on an “odd lot” basis 235,255 of the shares properly tendered and not properly withdrawn by shareholders. We are holding the repurchased shares as treasury shares, which are disclosed as such on our balance sheet as of December 31, 2015.

ITEM 16F.             CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

- (Not applicable)

ITEM 16G.                      CORPORATE GOVERNANCE

Under NASDAQ Stock Market Rule 5615(a)(3), foreign private issuers, such as our company, are permitted to follow certain home country corporate governance practices instead of certain provisions of the NASDAQ Stock Market Rules. A foreign private issuer that elects to follow a home country practice instead of any of such NASDAQ rules must submit to NASDAQ, in advance, a written statement from an independent counsel in such issuer’s home country certifying that the issuer’s practices are not prohibited by the home country’s laws and such foreign private issuer discloses the requirements it is not following and describes the home country practices it is following

As a foreign private issuer, we are permitted to, and did, follow certain home country corporate governance practices instead of those otherwise required under the applicable rules of the Nasdaq Global Select Market for domestic U.S. issuers. In 2015, we provided NASDAQ with notice of noncompliance with respect to the requirement to obtain shareholders’ approval for the establishment or amendment of certain equity based compensation plans and material revisions thereto. Under the Bermuda Companies Act, there is no general requirement for equity compensation plans of a Bermuda company to be approved by its shareholders by way of a shareholders’ resolution, which is different than the requirements of the Nasdaq Global Select Market listing standards. Appleby, our Bermuda counsel, provided a letter dated January 8, 2015 to NASDAQ confirming that our election to follow Bermuda company law practice, in lieu of the requirements of NASDAQ Listing Rule 5635(c) (which provides that “shareholder approval is required prior to the issuance of securities when … [an] equity compensation arrangement… [is to be] materially amended, pursuant to which stock may be acquired by officers, directors, employees, or consultants”) is not prohibited by Bermuda law, provided that the Company shall continue to comply with those rules which are required to be followed pursuant to the provisions of NASDAQ Listing Rule 5615(a)(3). Following our home country governance practices as opposed to the requirements that would otherwise apply to a U.S. company listed on the Nasdaq Global Select Market may provide less protection to you than what is accorded to investors under the Nasdaq Global Select requirements applicable to domestic U.S. issuers.

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

           ITEM 19.                    EXHIBITS

EXHIBIT INDEX

Exhibit No.	Description
1.1	Memorandum of Association of the Company. (2)
1.2	Bye-laws of the Company. (23)
1.3	Amendments to the bye-laws of Global Sources Ltd., as approved at the May 6, 2002 Annual General Meeting of Shareholders. (11)
2.1	Specimen Certificate. (2)
4.2	Form of executive officer employment agreement. (1)
4.3	Employment Agreement dated November 1, 1999, by and between Trade Media Holdings Limited and Merle Hinrich. (1)
4.4	Amendment to Employment Agreement dated January 19, 2000, between Trade Media Holdings Limited and Merle Hinrich. (1)
4.5	Employment Agreement dated as of January 29, 2000, by and between LER Corporation and Merle Hinrich. (1)
4.6	Form of Restricted Stock Award and Agreement, dated as of January 29, 2000, by and between LER Corporation and Merle Hinrich. (1)
4.7	Amendment No.1 to Restricted Stock Award and Agreement dated as of February 29, 2000, by and between LER Corporation and Merle Hinrich. (1)
4.18	Form of The Global Sources Employee Equity Compensation Plan No. IV. (3)
4.19	Form of The Global Sources Employee Equity Compensation Plan No. V. (3)
4.20	Form of The Global Sources Employee Equity Compensation Plan No. VI. (4)
4.21	Form of The Global Sources Employee Equity Compensation Plan No. VII. (7)
4.22	Global Sources’ Code of Ethics (updated effective as of January 1, 2014) (approved and adopted by the Board of Directors on December 16, 2013). (23)
4.23	Form of The Global Sources Employee Equity Compensation Plan No. V (Amended). (7)
4.24	Placement Agency Agreement dated March 17, 2005, between the Company and W.R. Hambrecht & Co. LLC. (20)
4.25	Form of Purchase Agreement between the Company and certain purchasers of the common shares. (20)
4.26	Shenzhen International Chamber of Commerce Tower Subscription Agreement dated July 5, 2004 (English translation). (13)
4.27	Real Estate Sales Contract of Shenzhen (Presale) dated August 31, 2004 (English translation). (13)
4.28	Supplemental Agreement to the Contract on Purchasing Shenzhen International Commercial Chamber Center Premises dated August 31, 2004 (English translation). (13)
4.29	Summary Table of Property Units and Payment Amounts. (13)
4.30	Supplementary Agreement Concerning Alteration of Payment Method dated December 3, 2004 (English translation). (13)
4.31	Sale and Purchase Agreement, dated May 24. 2006, by and between IDG Technology Venture Investment, Inc., Trade Media Holdings Limited and International Data Group, Inc. (6)

Exhibit No.	Description
4.32	Call Option Deed Relating to Shares in HC International, Inc., dated May 24, 2006, between Trade Media Holdings Limited and other parties thereto. (6)
4.33	Call Option Deed Relating to Equity Interest in Beijing Huicong International Information Co., Ltd., dated May 24, 2006, between Trade Media Holdings Limited and HC Construction Co., Ltd. (6)
4.34	The Global Sources Ltd. Directors Purchase Plan (as of 5 November 2005). (14)
4.36	The Global Sources Share Grant Award Plan. (15)
4.37	The Global Sources Retention Share Grant Plan. (15)
4.38	Sale and Purchase Agreement, dated December 10, 2007, by and between Global Sources Ltd., Trade Media Holdings Limited and IDG Technology Venture Investment III, L.P. (16)
4.39	The Global Sources Directors Share Grant Award Plan. (17)
4.40	Directors Purchase Plan (updated effective as of January 1, 2009). (17)
4.41	Real Estate Sales Contracts of Shanghai (For Office Building) and Supplementary Terms (English translation). (8)
4.42	Summary Table of Property Units and Payment Amounts. (8)
4.45	The Global Sources Retention Share Grant Plan II (amended effective as of May 1, 2012). (18)
4.46 4.47 4.48 4.49
The Global Sources Equity Compensation (2007) Master Plan (amended effective as of January 1, 2012) (as extended to December 31, 2017).  (19)
Letter of intent for assignment of property of Shenzhen Excellence Times Square. (9)
Agreement for sale and purchase of property in Vita Tower, Hong Kong. (9)
Agreement for sale and purchase of a portion of property in Southmark building, Hong Kong. (9)

4.50	Second-Hand Real Estate Sales Contract of Shenzhen Municipality. (23)
4.51	Summary Table of Property Units and Prices. (23)
4.52 4.53	Sale and purchase agreement relating to 1 Sims Lane #08-01 Singapore 387355. (23) The Global Sources Equity Compensation (2007) Master Plan (Amended and Restated effective as of January 1, 2014) (24)
4.54	Letter of Intent for Assignment of Property of the 50th Floor of Shenzhen International Chamber of Commerce Tower
4.55	Tripartite Escrow Agreement (relating to the sale and purchase of the 50th Floor of Shenzhen International Chamber of Commerce Tower)
4.56	Letter of Agreement (for transferee arrangement relating to the sale and purchase of the 50th Floor of Shenzhen International Chamber of Commerce Tower)
4.57	The Declaration regarding Payment on behalf of others (relating to the sale and purchase of the 50th Floor of Shenzhen International Chamber of Commerce Tower)
4.58	Second-Hand Real Estate Sales Contract of Shenzhen Municipality (relating to the sale and purchase of the 50th Floor of Shenzhen International Chamber of Commerce Tower) (first agreement)
4.59	The Supplementary Agreement of Assignment of Property of the 50th Floor of Shenzhen International Chamber of Commerce Tower (first agreement)
4.60	The Supplementary Agreement of Assignment of Property of the 50th Floor of Shenzhen International Chamber of Commerce Tower (second agreement)
4.61	Second-Hand Real Estate Sales Contract of Shenzhen Municipality (relating to the sale and purchase of the 50th Floor of Shenzhen International Chamber of Commerce Tower) (second agreement)
4.62	Letter of Agreement (relating to the change of transferee for the sale and purchase of the 50th Floor of Shenzhen International Chamber of Commerce Tower)
4.63	Escrow Agreement of the Transaction Funds for Property Sale and Purchase (relating to the sale and purchase of the 50th Floor of Shenzhen International Chamber of Commerce Tower) (first agreement)
4.64	Escrow Agreement of the Transaction Funds for Property Sale and Purchase (relating to the sale and purchase of the 50th Floor of Shenzhen International Chamber of Commerce Tower) (second agreement)
4.65	Summary of Table Property Units and Prices
8.1	Subsidiaries of Global Sources Ltd.
12.1	Certification of the Executive Chairman pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification by the Executive Chairman pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes – Oxley Act of 2002.
13.2	Certification by the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes–Oxley Act of 2002.
14.1	Consent of Independent Accountants for incorporation of their report filed with Form 6-K into the Company’s previously filed Registration Statements File No. 333-59058 and 333-62132. (5)
14.2	Changes in Registrant’s Certifying Accountant. (12)

Exhibit No.	Description
14.3	Letter to the SEC from the Company pursuant to SEC Release No. 33-8070, dated April 9, 2002. (5)
14.4
Consent of Independent Registered Public Accounting Firm for incorporation of their report filed under Form 20-F into the Company’s previously filed Registration Statements File No. 333-104426, 333-59058, 333-138474, 333-202510 and 333-204083.

14.5
Consent of Savills Valuation and Professional Services Limited for incorporation of their valuation of properties as at December 31, 2015 and their name which appears in the Company’s Annual Report on Form 20-F into the Company’s previously filed Registration Statements File No. 333-104426, 333-59058, 333-138474, 333-202510 and 333-204083.

14.6
Consent of Savills Valuation and Professional Services (S) Pte Ltd for incorporation of their valuation of properties as at December 31, 2015 and their name which appears in the Company’s Annual Report on Form 20-F into the Company’s previously filed Registration Statements File No. 333-104426, 333-59058, 333-138474, 333-202510 and 333-204083

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

(7)	Incorporated by reference to Form S-8 Registration Statement filed with the Securities and Exchange Commission on April 10, 2003.
(8)	Incorporated by reference to Form 20-F Annual Report of Global Sources Ltd. filed with the Securities and Exchange Commission on April 26, 2012.
(9)	Incorporated by reference to Form 20-F Annual Report of Global Sources Ltd. filed with the Securities and Exchange Commission on April 26, 2013.
(10)	Incorporated by reference to Form 20-F Annual Report of Global Sources Ltd. filed with the Securities and Exchange Commission on April 30, 2002.
(11)	Incorporated by reference to Form 6-K filed with the Securities and Exchange Commission on May 6, 2002.
(12)	Incorporated by reference to Form 6-K filed with the Securities and Exchange Commission on August 13, 2002.
(13)	Incorporated by reference to Form 20-F Annual Report of Global Sources Ltd. filed with the Securities and Exchange Commission on May 13, 2005.
(14)	Incorporated by reference to Form S-8 Registration Statement filed with the Securities and Exchange Commission on November 7, 2006.
(15)	Incorporated by reference to Form 20-F Annual Report of Global Sources Ltd. filed with the Securities and Exchange Commission on June 28, 2007.
(16)	Incorporated by reference to Form 20-F Annual Report of Global Sources Ltd. filed with the Securities and Exchange Commission on June 25, 2008.
(17)	Incorporated by reference to Form 20-F Annual Report of Global Sources Ltd. filed with the Securities and Exchange Commission on June 26, 2009.
(18)	Incorporated by reference to Form 6-K filed with the Securities and Exchange Commission on May 11, 2012.
(19)	Incorporated by reference to Form 6-K filed with the Securities and Exchange Commission on December 21, 2012.

(20)	Incorporated by reference to Form 6-K filed with the Securities and Exchange Commission on March 21, 2005.
(21)	Incorporated by reference to Form 6-K filed with the Securities and Exchange Commission on February 5, 2008.
(22)	Incorporated by reference to Form 6-K filed with the Securities and Exchange Commission on February 12, 2009.
(23)	Incorporated by reference to Form 20-F Annual Report of Global Sources Ltd. filed with the Securities and Exchange Commission on April 28, 2014.
(24)	Incorporated by reference to Form S-8 Registration Statement filed with the Securities and Exchange Commission on March 5, 2015.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

GLOBAL SOURCES LTD. By: /s/ Connie Lai Connie Lai, Chief Financial Officer

Date: April 26, 2016