Form 20-F
GLOBAL SOURCES LTD /BERMUDA
filed 2017-04-26
CIK 1110650

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
FORM 20-F
(Mark One)
[     ]            Registration Statement Pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934
OR
[ X ]	Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
                for the fiscal year ended December 31, 2016.
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
23,937,236 common shares, $0.01 par value, outstanding as of December 31, 2016.
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
Yes        ☐    No        ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or an emerging growth company. See definition of “accelerated filer," "large accelerated filer” and "emerging growth company" in Rule 12b-2 of the Exchange Act. (Check one):
Large accelerated filer ☐ Accelerated filer ☒	Non-accelerated filer ☐ Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.           ☐

† The term "new or revised financial accounting standard" refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.
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
Yes        ☐    No        ☐

TABLE OF CONTENTS
GENERAL INFORMATION
Page
PART I

PART II

PART III
ITEM 17.	FINANCIAL STATEMENTS	130
ITEM 18.	FINANCIAL STATEMENTS	130
ITEM 19.	EXHIBITS	130

FORWARD-LOOKING STATEMENTS
Except for any historical information contained herein, the matters discussed in this Annual Report on Form 20‑F contain certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to our financial condition, results of operations and business. These statements relate to analyses and other information which are based on forecasts of future results and estimates of amounts not yet determinable. These statements also relate to our future prospects, developments and business strategies. These forward-looking statements are identified by their use of terms and phrases such as “anticipate”, “believe”, “could”, “estimate”, “expect”, “intend”, “may”, “plan”, “predict”, “will” and similar terms and phrases, including references to assumptions. These forward-looking statements involve risks and uncertainties, including current trend information, projections for deliveries, backlog and other trend projections, that may cause our actual future activities and results of operations to be materially different from those suggested or described in this Annual Report on Form 20-F.
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

All financial information contained herein is expressed in United States Dollars (“U.S. Dollars” or “USD”), unless otherwise stated.

PART I
ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS– (Not applicable)
                ITEM 2.                  OFFER STATISTICS AND EXPECTED TIMETABLE– (Not applicable)
ITEM 3.	KEY INFORMATION
Selected Financial Data
The following tables present the selected historical financial data of our company as of and for each of the years in the five-year period ended December 31, 2016. The selected financial information as of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014 set forth below are derived from, should be read in conjunction with, and are qualified in their entirety by reference to, the section entitled “Operating and Financial Review and Prospects” and our audited consolidated financial statements and related notes, which are included elsewhere in this document. The consolidated statement of income data for the years ended December 31, 2013 and 2012, and the selected consolidated balance sheet data as of December 31, 2014, 2013 and 2012, are derived from our audited financial statements not included in this document. The consolidated statement of income data for the year ended December 31, 2012 have been reclassified to reflect the operations of our subsidiary  eMedia Asia Ltd. as discontinued operations as this subsidiary was disposed in 2015.

As disclosed above under “Special Note on Our Financial Information In This Annual Report”, our consolidated financial statements as of and for the years ended December 31, 2016, 2015, 2014, 2013 and 2012 have been prepared and presented in accordance with IFRS, as issued by the International Accounting Standards Board.

	Year ended December 31,
	2016	2015	2014	2013	2012
	(In U.S. Dollars Thousands Except Number of Shares and Per Share Data)
Revenue:
Exhibitions	$92,381	$91,854	$88,941	$76,786	$78,829
Online and other media services	58,340	70,242	82,430	93,388	124,168
Miscellaneous	6,946	8,929	7,911	7,200	6,824
	157,667	171,025	179,282	177,374	209,821
Operating Expenses:
Sales (Note 1)	44,767	50,231	56,095	56,773	74,701
Event production	25,084	24,533	23,333	22,386	24,363
Community and content (Note 1)	17,163	20,535	22,267	22,514	27,127
General and administrative (Note 1)	43,019	43,697	48,004	45,074	37,453
Information and technology (Note 1)	11,315	13,348	12,126	12,087	12,376
Total Operating Expenses	141,348	152,344	161,825	158,834	176,020
Profit on sale of property	-	9,791	-	15,410	-
Profit from Operations	16,319	28,472	17,457	33,950	33,801
Interest income	558	792	1,223	1,353	939
Share of loss of associate	-	-	-	-	(24)
Gain on sale of available-for-sale securities	93	188	11	-	-
Profit on sale of long term investment	43	-	-	-	-
Interest expenses	(23)	(83)	(186)	-	-
Impairment loss on investment in associate	-	-	-	-	(302)
Profit before Income Taxes	16,990	29,369	18,505	35,303	34,414
Income tax expense	1,328	(4,609)	(1,646)	(4,151)	(1,914)
Net profit from continuing operations	$18,318	$24,760	$16,859	$31,152	$32,500
Net profit from discontinued operations, net of income tax	-	5,629	1,982	1,720	445
Net profit	$18,318	$30,389	$18,841	$32,872	$32,945
Net (profit)/loss attributable to non-controlling interests from:
Continuing operations	51	(765)	548	767	(384)
Discontinued operations	-	264	(1,059)	(904)	(355)
Total	51	(501)	(511)	(137)	(739)
Net profit attributable to the Company’s shareholders from:
Continuing operations	$18,369	$23,995	$17,407	$31,919	$32,116
Discontinued operations	-	5,893	923	816	90
Total	$18,369	$29,888	$18,330	$32,735	$32,206
Basic net profit per share attributable to the Company’s shareholders from:
Continuing operations	$0.77	$0.87	$0.54	$0.93	$0.95
Discontinued operations	-	0.22	0.03	0.02	*
Total	$0.77	$1.09	$0.57	$0.95	$0.95
Diluted net profit per share attributable to the Company’s shareholders from:
Continuing operations	$0.73	$0.83	$0.52	$0.89	$0.90
Discontinued operations	-	0.20	0.03	0.02	*
Total	$0.73	$1.03	$0.55	$0.91	$0.90
Cash dividends declared per share	-	-	-	-	-
Shares used in basic net profit per share calculations	23,897,328	27,404,537	31,953,136	34,426,468	34,017,730
Shares used in diluted net profit per share calculations	25,305,261	28,820,976	33,482,371	36,068,326	35,742,495
* Basic and diluted net profit per share attributable to the Company’s shareholders from discontinued operations is less than $0.01.

	As at December 31,
	2016	2015	2014	2013	2012
	(In U.S. Dollars Thousands Except Number of Shares)

Balance Sheet Data:
Cash and cash equivalents	$88,749	$70,356	$90,223	$137,359	$104,631
Term deposits with the banks	$9,919	$9,097	$4,285	$106	$4,184
Financial assets, available-for-sale	$11,491	$-	$3,952	$6,367	$7,472
Total assets (Note 2)	$271,452	$262,087	$314,011	$339,097	$311,169
Net assets	$165,977	$153,567	$185,074	$213,562	$177,312
Long-term debt, less current portion	$6,493	$7,699	$11,702	$10,251	$15,152
Total Company shareholders’ equity (Note 2)	$161,921	$147,818	$171,606	$203,980	$165,920
Common share capital	$536	$533	$529	$525	$521
Common shares outstanding (Note 2)	23,937,236	23,614,687	29,906,227	34,485,771	34,069,363
__________________

(Note 1)
Non-cash compensation expenses associated with the employee and non-employee equity compensation plans, including the Global Sources Directors Share Grant Award Plan included under various categories of expenses are approximately as follows: sales expenses: $279 (2015: $418; 2014: $409; 2013: $539; 2012: $565), community and content: $62 (2015: $88; 2014: $16; 2013: $43; 2012: $70), general and administrative: $1,360 (2015: $1,418; 2014: $1,215; 2013: $1,340; 2012: $1,524), and information and technology expenses: $204 (2015: $225; 2014: $217; 2013: $248; 2012: $250).

(Note 2)
On 24 June 2010, the Board of Directors of the Company authorized a program to repurchase 11,121,000 of our common shares by tender offer at purchase price of $9.00 per share. Accordingly, in August 2010, we completed the repurchase and paid a total cash consideration of $100,089. On 11 March 2014, the Board of Directors of the Company authorized a program to repurchase 5,000,000 of our common shares by tender offer at purchase price of $10.00 per share. Accordingly, in June 2014, we completed the repurchase and paid a total cash consideration of $50,000. On 9 June 2015, the Board of Directors of the Company authorized a program to repurchase 6,666,666 of our common shares by tender offer at purchase price of $7.50 per share. Accordingly in July 2015, we completed the repurchase and paid a total cash consideration of $50,000. We are holding all of the repurchased shares as treasury shares.

Risk Factors

In addition to other information in this Annual Report, the following risk factors should be carefully considered in evaluating us and our business. Such factors may have a significant impact on our business, operating results and financial condition. As a result of the risk factors set forth below and elsewhere in this Annual Report, and the risks discussed in our other SEC filings, actual results could differ materially from those projected in any forward-looking statements. Such risks and uncertainties are not the only ones facing us. Other risks or events that are not presently known to or anticipated by us, or that we currently deem immaterial, may also adversely affect our business, operating results and financial condition.

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

In recent years, there have been several highly publicized incidents involving products made in mainland China not meeting consumer standards in overseas markets. There have also been reports of fraudulent behavior whereby sellers in mainland China have taken orders and payment and then not delivered the products, and of sellers in mainland China selling (whether directly or through online marketplaces) fake or counterfeit products. If these kinds of issues continue or worsen, there may be a strong backlash against products made in mainland China and our business and financial condition may consequently suffer.

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

Many of our current and potential competitors may have greater financial, technical, marketing and/or other resources than we have. Also, others may have more experience and greater name recognition. Current and potential competitors have established or may establish cooperative relationships with third parties to increase the ability of their products to address customer needs. In addition, our current and potential competitors may adopt aggressive marketing strategies. Accordingly, our competitors may develop and rapidly acquire significant market share, and/or our brand and business may be adversely affected. Furthermore, actual or potential customers of our business-to-business (B2B) services may develop their marketing and selling strategies towards the increasing use of other business-to-consumer (B2C) services, thereby adversely affecting our overall market share and business.

We endeavor to monitor significant business, market, competitive, financial, economic, political, legal, regulatory and/or other relevant trends and developments in the various markets and jurisdictions in or with which we actually or may potentially conduct our business and/or operations; to evaluate the corresponding opportunities and/or risks for us; and to strategize, adapt and respond as appropriate (in which case we may have to incur significant expenditures to implement our strategies). However, we may not always be successful in correctly spotting, evaluating, appreciating the extent, significance or impact of, or in implementing appropriate strategies, initiatives or other measures in response to, such trends, developments, opportunities and risks, or we may fail or be unable to do so in a timely manner or at all. If that happens, we may fail to adapt and compete effectively and to grow our business and revenues, or we may incur significant costs to address lost time and opportunity, or we may suffer other costs or adverse consequences, in which event, our business and financial condition could thereby be harmed.

The mainland China market is key to our current and future success and political instability in this market could seriously harm our business and reduce our revenue.

Our customers in mainland China accounted for approximately 89% of our total revenues in 2016. Our dependence on revenue from the mainland China market is significant, and adverse political, legal or economic changes in mainland China may harm our business and cause our revenues to decline.

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

While Hong Kong has had a long history of promoting foreign investment, its incorporation into China means that the uncertainty related to mainland China and its policies may also affect Hong Kong.

Trade protectionist measures and related adverse or restrictive actions by governments could adversely affect international trade, upon which our business depends.

The success and growth of our business depends upon the thriving of international trade. Hence, any changes in the international political landscape leading towards the potential introduction of, increase in or taking of trade protectionist measures, and related or other adverse or restrictive actions by governments that could adversely affect international trade, may cause our business to be harmed and our revenues to decrease. Such measures and actions include:

•	the introduction of or increases in tariffs, quotas and customs or import duties or taxes;

•	breakdowns in negotiations or conclusions of, or rejection of or refusal to adopt or ratify or withdrawal from, international trade agreements;

•	failure to abide by international trade-related treaty obligations;

•	adverse currency policies or restrictions on transfers of funds;

•	anti-dumping measures or other restrictions on the importation, sale or distribution of certain products; and/or

•	trade wars or retaliatory measures.

International trade, and especially imports from the Greater China region (which includes mainland China, Hong Kong and Taiwan), is subject to political, legal and economic instability, which may inhibit our ability to be successful.

The international markets in which we operate are subject to risks, including:

•	fluctuations in local, regional and/or global political and/or economic conditions;

•	fluctuations in the availability of trade finance, especially for small and medium enterprises in the Greater China region;

•	fluctuations in currency exchange rates;

•	trade protectionist measures and related or other adverse or restrictive governmental actions (as described in the preceding risk factor);

•	political instability;

•	the threat of terrorist attacks;

•	conflicting and/or changing legal and regulatory requirements;

•	restrictions placed on the operations of companies with a foreign status;

•	significant changes in tax laws and regulations (or the interpretation, practice or policies in respect thereof by tax authorities), tax rates and tax reporting requirements;

•	the loss of revenues, property and equipment from expropriation, nationalization, war, insurrection, terrorism and other political risks;

•	economic sanctions against certain countries; and

•	oil embargoes or significant fluctuations in oil prices.

In 2016, we derived approximately 97% of our revenues from customers in the Greater China region. We expect that a majority of our future revenues will continue to be generated from customers in this region. At the time of the global financial crisis of 2008 and 2009, our revenues and operating results were adversely affected, and our sales declined. Future reductions in trade between Greater China and the world may cause our business to be harmed and our revenues to decrease.

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

Increased government regulation of, or the application of existing laws to, online activities or other relevant business, operational or marketing practices could:

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

We endeavor to monitor significant relevant legal and regulatory developments that could impact our business and operations. However, we may not always be successful in correctly spotting, evaluating, appreciating the extent, significance or impact of, or in adapting and implementing appropriate measures in response to, such developments, or we may fail or be unable to do so in a timely manner or at all. If that happens, we may incur significant legal liabilities, costs in mitigating or otherwise addressing the issue, or other adverse consequences, and our business, operating results and financial condition could thereby be harmed.

Changes in laws and standards relating to data collection and use practices and the privacy of Internet users and other individuals could impair our efforts to maintain and grow our audience and thereby decrease our trade show or advertising revenue.

We collect information from our users who register for services or respond to surveys. Subject to each user’s permission (or right to decline), we may use this information to inform our users of products and services that may be of interest to them. We may also share this information with our advertising or trade show clients for those who have granted us permission to share their information with third parties. In addition, we also use “cookies” in our websites and engage in various online behavioral advertising practices. Governments in various jurisdictions, including the United States and the European Union, have adopted or proposed limitations on the collection, distribution and use of personal information of Internet users. In addition, growing public concern about privacy, data security, the use of “cookies” and online behavioral advertising practices has led to or may result in increased legal and governmental regulation and/or self-regulation of these practices by the Internet advertising and direct marketing industry. Because many of the proposed laws or regulations are in their early stages, we cannot yet determine the impact these regulations may have on our business and financial condition over time. Although, to date, our efforts to comply with applicable laws and regulations have not hurt our business and financial condition, additional or more burdensome laws or regulations, including consumer privacy and data security laws, could be enacted or applied to us or our customers. Such laws or regulations could impair our ability to collect user information that helps us to provide more targeted advertising to our users, thereby impairing our ability to maintain and grow our audience and maximize trade show or advertising revenue from our clients.

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

We derived approximately 33% of our revenue from Internet-related services in 2016 and poor performance or failures of the telecommunications and Internet infrastructure anywhere in the world could negatively impact our online business.

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

Generally, suppliers’ booth contracts are for trade shows that will be held within the next 24 months, while their advertising contracts with us for our online and print media are for 6 to 12 months in duration. A significant percentage of our customers do not renew their contracts and we experience high customer turnover from year to year. If we cannot replace non-renewing customers with new customers, our business and financial condition could be adversely affected.

We may not be successful in expanding or growing our trade show business.

We expect that a significant portion of our future revenues will continue to be derived from our trade show business. Our trade shows attract exhibitors from Greater China and the rest of Asia, and attendees from all over the world.

Our trade shows may continue to be expanded into new categories and locations and we are uncertain as to our ability to attract and retain the quality and quantity of exhibitors and buyers that would enable such new or expanded trade show initiatives to be successful.

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

From time to time, we may also discontinue certain trade shows, due to a reduction of exhibitor interest and/or buyer demand resulting from changes in the market conditions or due to other factors such as those described above and below. Any such discontinuation could have an adverse impact on our overall trade show revenues.

Our electronics trade show in Hong Kong, which is the largest and most significant segment of our trade show business, is heavily reliant upon the continued growth and success of the electronics industry

We have trade shows for various product verticals, but our electronics trade show in Hong Kong is by far the largest and most significant segment of our trade show business.

The growth and success of our electronics trade show in Hong Kong is heavily reliant upon the continued growth and success of the electronics industry, and any slowdown or downturn in the electronics industry could adversely affect our electronics trade show business and our financial condition.

The availability, willingness or ability of exhibitors to participate in our Hong Kong electronics trade show also depends to a large extent upon them being located in close geographical proximity to Hong Kong. However, the continuous rising of electronics manufacturing costs, particularly in Shenzhen and/or other parts of southern China, may drive electronics suppliers there to move either further inland or to other Asian countries, which may in turn adversely affect our Hong Kong electronics trade show business and our financial condition.

Our online advertising revenues have declined over the past few years, and if we are not able to slow or reverse this trend, our operating results and financial condition could be adversely affected.

Our online advertising revenues have declined significantly over the past five years, due largely to intense market competition. If our online advertising revenues continue to decline, and we are unable to slow or reverse this trend, it could affect the relative proportions of our trade show, online and print revenue mix, our overall margins could be adversely impacted and our business and financial condition could suffer.

Our trade show business relies upon our co-operation with government bodies and trade associations, and upon the availability of government subsidies to our exhibitors. If such co-operations are not achieved or are unsuccessful, or such government subsidies are not available, the success of our trade show business could be jeopardized.

We rely on cooperation with various government bodies, trade associations and other relevant parties for marketing and selling our trade show booths to exhibitors. The availability of government subsidies to exhibitors in some jurisdictions (e.g., mainland China) is also a significant factor in attracting exhibitors to our trade shows. If we fail to achieve such cooperation or if such cooperation is unsuccessful, or if government subsidies are not available or granted or are withdrawn, the success of our trade show business could be jeopardized, and our operating results and financial condition may be adversely affected.

The success of our trade shows depends upon our ability to secure desirable venues and dates.

Our trade show business requires us to make substantial non-refundable deposits and progress payments to secure desirable venues and dates far in advance of conducting the trade show. The market for desirable dates and locations is often highly competitive and critical to the success of the show. If we cannot secure desirable dates and locations for our trade shows, their profitability and future prospects would suffer, and our financial condition and operating results would be materially and adversely affected.

The success of our trade shows depends significantly upon the convenience of the venues at which they are held.

The success of our trade shows depends to a large extent upon the convenience of the venues at which they are held. In particular, the long-term growth and viability of our trade shows in Hong Kong depend significantly on the continued or improved convenience of the AsiaWorld-Expo exhibition venue (at which they are held) to exhibitors and buyers. If the economic, transportation, urban, tourism and other infrastructures and developments surrounding the AsiaWorld-Expo (which is located near the Hong Kong International Airport) are not further built, improved and implemented appropriately or at all, and we are unable to secure bookings at and switch to other more convenient alternative exhibition venues for our Hong Kong trade shows, the overall competitiveness and viability of our trade show business may be jeopardized.

Our trade shows in Hong Kong and mainland China face competitive threats from the availability of other major exhibition venues for our competitors that may adversely affect our trade shows’ success, profitability and viability.

There are substantial and long-established trade shows, and new or additional trade shows have been introduced or may be introduced, in Hong Kong and/or mainland China, which compete or may compete with our trade shows in Hong Kong and/or mainland China, and which have or may have access to existing, expanded and/or additional venue space. For example, the Hong Kong Trade Development Council (“HKTDC”), the largest trade show organizer in Hong Kong, competes aggressively with our trade shows at the AsiaWorld-Expo exhibition venue in Hong Kong. The HKTDC is also a co-owner of the Hong Kong Convention and Exhibition Centre (“HKCEC”), and is able to secure and has secured most of the favorable exhibition venue time-slots at the HKCEC for the HKTDC’s own trade shows. The HKTDC and the HKCEC (as well as other exhibition organizers and trade associations) have from time to time been pressing the Hong Kong government to consider supporting a further expansion (“Phase 3”) of the HKCEC. There have also been some industry and political pressures for more large-scale convention and exhibition centers to be built in Hong Kong. As a result of such developments, and especially if HKCEC Phase 3 proceeds or if other exhibition venues are built in Hong Kong or southern mainland China (for example, the first phase of a new exhibition venue located near the Shenzhen Bao’an International Airport is scheduled to be built and completed by around 2018), our overall competitiveness may be harmed, we may not be able to attract the desired quantity and quality of exhibitors and buyers to our trade shows, and the viability of our trade show business may be jeopardized.

Foreign exchange rate fluctuations may have a material impact on our operating results, revenues, and profits.

Because we operate internationally and report our operating results, revenues and profits in U.S. Dollars, foreign exchange rate fluctuations, especially in the RMB and other Asian currencies, may have a material impact on our operating results.

In 2016 and 2015, the RMB weakened against the U.S. Dollar. We bill in RMB and have expenses in RMB in mainland China. If the RMB continues to fluctuate against the U.S. Dollar, our revenues and expenses will be exposed to foreign currency fluctuation risks.

In addition, we have investments in operations, deposits with commercial banks and commercial properties in mainland China, the net assets of which are exposed to foreign currency translation risks. Further, from time to time we may have deposits denominated in RMB, which are kept with commercial banks located in Hong Kong and which are exposed to foreign currency fluctuation risks.

To the extent significant currency fluctuations occur in the RMB and other Asian currencies, our financial condition and results of operations may be adversely affected.

Currently, we do not hedge our exposure to foreign currency fluctuations.

Various other factors could negatively affect our trade show business.

Several other factors could also negatively affect our trade show business, including:

•	storms, typhoons, hurricanes, adverse weather conditions, floods, disasters or natural catastrophes;

•	labor strikes or transportation delays or shutdowns;

•	the spread of H1NI, avian influenza, SARS, Ebola, norovirus and other disease epidemics;

•	civil unrest, political instability and the threat of terrorist attacks;

•	conflicting and/or changing legal and regulatory requirements;

•	changing and/or adverse governmental policies and actions;

•	currency exchange rate fluctuations (particularly in relation to the RMB);

•	decrease in demand for booth space;

•	we may not always be able to obtain the required trade show licenses (where applicable), which may limit the number of trade shows we are able to hold;

•	our sales representative companies’ inability to effectively expand their staff and infrastructure;

•	inability to renew our venue contracts on favorable terms or at desired times;

•	a slowdown in product demand from outlet markets; and

•	sudden closure of event venue sites due to unforeseen circumstances.

Such occurrences or events could disrupt our trade show operations, affect the ability or willingness of exhibitors or visitors to participate in our trade shows, or otherwise negatively affect our trade show business and the financial performance thereof.

Our trade shows in mainland China and Hong Kong face intense competition from other trade shows.

Our trade shows in mainland China and Hong Kong face intense competition from other trade shows, many of which are organized by, and/or hosted, sponsored, funded, endorsed and/or otherwise strongly supported by, governmental or statutory bodies, for example, the trade shows in Hong Kong organized by the HKTDC (a government-subvented statutory body) or the Canton Fair in Guangzhou (which is government-supported). There are also a number of other leading international electronics trade shows that have mainland China editions which compete with our trade shows, such as CES Asia, MWC Shanghai and CE China by IFA.

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

We are required to test goodwill for impairment at least annually and to review our amortizable intangible assets for impairment whenever events or changes in circumstance indicate that the carrying amounts may not be recoverable. The carrying amounts of our goodwill and intangible assets as of December 31, 2016 were approximately $7.8 million and $9.1 million, respectively. Significant adverse changes in the business climate, or economic, competitive and other factors, may affect the value of goodwill and identifiable intangible assets. If any of these factors impair the value of these assets, accounting rules would require that we reduce their carrying value and recognize an impairment charge, which would reduce our reported assets and earnings in the year in which the impairment charge is recognized.

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

Our growth and success depend significantly on the continued services of our executive officers and other key members of our management. The loss of their services and/or that of other key executives, including our executive chairman, chief executive officer (until recently, Spenser Au, who retired at the end of 2016 and who was succeeded by Craig Pepples with effect from January 1, 2017), chief financial officer, chief operating officer and chief information officer, or senior management personnel of our acquired subsidiaries, or significant changes in our executive management team, whether as a result of resignation, service termination, retirement, succession planning or otherwise, may be disruptive to our business and operations and/or could jeopardize the success and viability of our business and financial condition. If competitors hire our key personnel, it could allow them to compete more effectively by diverting customers from us and facilitating more rapid development of their competitive offerings.

We utilize the services of independent sales representative companies for the sales and marketing of our products and services. If we lose the services of these sales representative companies or their employees, or if they perform poorly, or if we fail to effectively manage our relationship with them, our business and revenues could be harmed.

We have agreements with various independent sales representative companies, who sell and market our products and services. These independent sales representatives collect cash from our customers on our behalf and deposit such collections into designated bank accounts owned by them whereby, for managing the credit risks, our senior employees are the authorized signatories to withdraw cash from such bank accounts in China. Generally, either we or the sales representative companies may terminate the service agreement between them and us upon short notice. It is possible that we may not retain some of our sales representative companies, or they may not retain some of their sales personnel (due to competition from other companies in hiring and retaining sales personnel) or be able to replace them with equally qualified personnel. Furthermore, if a sales representative company terminates its agreement with us, some of our customers with a direct relationship with that sales representative company or its personnel may terminate their relationship with us. Although these sales representative companies and their employees are independent from us, there can be no assurance that our reputation and our business, and our financial condition, will not be harmed by their acts or omissions. If these sales representative companies or their employees perform poorly or fraudulently, or otherwise fail to perform their roles and responsibilities adequately or appropriately or we are otherwise unable or unsuccessful in effectively managing our relationship with them, our business and revenues may be harmed. In addition, although we have long-standing relationships with a majority of these independent sales representatives, for whom there is no recent history of default in transferring client payments received by them to us, if any of these sales representatives go bankrupt or otherwise fail to transfer such moneys to our own bank accounts, we could be exposed to credit risk.

If we are unable to manage the development and expansion of our own sales team and operations efficiently and successfully, our business and financial condition could be adversely affected.

We are decreasing our reliance on independent sales representatives for the sale and marketing of our products and services and have started establishing our own sales team and operations. However, if we are unable to manage the development and expansion of our own sales team and operations efficiently and successfully, our business and financial condition could be adversely affected.

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

We are subject to income taxes in numerous jurisdictions. Significant judgment is required in evaluating our worldwide provision for income taxes. During the ordinary course of business, there are many transactions for which the ultimate tax determination is uncertain. For example, our effective tax rates could be adversely affected by earnings being lower than anticipated in countries where we have lower statutory rates and higher than anticipated in countries where we have higher statutory rates; by relocation of some of our business operations from one tax jurisdiction to another; by changes in the valuation of our deferred tax assets and liabilities; or by changes in the relevant tax, accounting and other laws, regulations, principles and interpretations. In addition, the Organization for Economic Co-operation and Development (“OECD”), which represents a coalition of member countries, is supporting changes to numerous long-standing tax principles through its base erosion and profit shifting project, which is focused on a number of issues, including the shifting of profits between affiliated entities in different tax jurisdictions. To the extent any of these proposals are enacted into legislation by OECD member countries, or if other international, consensus-based tax policies and principles are amended or implemented, they could adversely affect the amount of tax we pay. Moreover, transfer pricing regulations relating to cross-border international trade are evolving. The changes to these regulations might adversely impact our tax expenses. We are subject to potential or actual tax reviews in various jurisdictions, and as a result, we may receive additional tax assessments in such jurisdictions. Although we believe our tax estimates are reasonable, the final determination of such tax reviews (including through any related litigation) could be materially different from our historical income tax provisions and accruals. The results of a tax review or related litigation could have a material adverse effect on our operating results or cash flows.

The value of our commercial properties in mainland China, Hong Kong and Singapore may fall below the carrying value, requiring us to recognize an impairment charge, or we may not be able to fully rent out any excess unutilized space in our investment properties.

We own commercial properties in Shenzhen’s commercial business district, which are equivalent in standard to “Grade A” private office premises in Hong Kong. In addition, we own commercial properties in Hong Kong, Shanghai and Singapore.

The total carrying amount of our owned Shenzhen, Shanghai, Hong Kong and Singapore properties was approximately $116.8 million, and their total market value was approximately $226.2 million, as of December 31, 2016. However, real estate markets are cyclical and valuation year-on-year is uncertain, given global and country-specific demand and supply drivers. As a result, we may not be able to recover the carrying value of our owned properties, which may require us to recognize an impairment charge in future earnings. In addition, changes in local regulatory, tax or exchange control regimes might adversely impact the amount that could be realized on any future sale of commercial properties.

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

If we do identify and consummate such opportunities, there is still a risk that we may not be able to integrate any new businesses, products or technologies into our existing business and operations in a timely manner or at all, or to manage our relationships with our joint venture or alliance partners successfully (for example, in relation to the mainland China domestic trade shows in which we acquired a majority interest). Alternatively, even if we are successful in doing so, we may not achieve expected results, or we may not realize other expected benefits, in each case, in a timely manner or at all. In such circumstances, our financial condition could be adversely affected.

In order to finance such opportunities, we may use equity securities, debt, cash, or a combination of the foregoing. Any issuance of equity securities or securities convertible into equity may result in substantial dilution to our existing shareholders, reduce the market price of our common shares, or both. Any debt financing is likely to have financial and other covenants based on our performance, results or other conditions, and there could be an adverse impact on us if we do not observe, maintain, achieve or comply with applicable financial covenants, such as minimum performance results, or other covenants and conditions. In addition, the related increases in expenses could adversely affect our operating results and financial condition.

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

We host our key customer-facing computer systems with major Internet Service Providers (ISPs) and data center facilities in Hong Kong. Interruptions to these service providers’ and/or their partners’ hosting services could result from natural disasters as well as catastrophic hardware failures, software problems, extended power loss, telecommunications failure and similar events. While these service providers may have their own disaster recovery capabilities and/or be able to provide us with disaster recovery facilities on request in such circumstances, nevertheless, if there is any failure, inability or delay on their part in providing such disaster recovery capabilities or facilities as committed, serious and prolonged disruptions to our systems and services could result.

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

Apart from U.S. treasury bills, a significant portion of our cash and cash equivalents is held as cash deposits with various banks. In the event of an insolvency of any such banks, we may not be able to recover our cash from them in full or in part, or there may be prolonged delays in such recovery. In addition, the imposition of any regulatory restrictions on the outbound remittance of funds from mainland China could adversely impact the liquidity of our cash balances held with banks located there.

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

A majority of our aforesaid cash balances are held in banks located outside mainland China. However, as we have started establishing our own sales operations in mainland China, such balances held in banks located in mainland China may gradually increase, as the collections from mainland China customers are deposited in bank accounts in mainland China. In the event of the imposition of any regulatory restrictions on the remittances out of mainland China of such balances, there could be prolonged delays in the remittance of funds, which could adversely impact the liquidity of such balances.

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

Trade show revenue is recognized when a particular event is concluded and as a result we may experience fluctuations in our half-yearly revenue based on the movement of annual trade show dates from one half-year to another. In addition, certain expenses associated with future revenues are likely to be incurred in the preceding half-year, which may cause profitability to be lower in the preceding period. As a result of seasonal fluctuations in our half-yearly operating results, we may fail to meet analyst, investor and/or shareholder expectations.

There is a limited public market for our shares and the trading volume for our shares is low, which may limit your ability to sell your shares or purchase more shares.

As of February 28, 2017, we had approximately 914 registered shareholders, and a total of 24,222,272 issued and outstanding common shares of par value $0.01 each, out of which approximately 12,029,873 issued and outstanding common shares were tradable on the NASDAQ Global Select Market (“NASDAQ”).

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

Sales of common shares by our major shareholders could adversely affect the prevailing market price of the common shares. As of February 28, 2017, we had 24,222,272 common shares issued and outstanding, out of which at least 16,295,349 common shares issued and outstanding are beneficially owned by people who may be deemed “affiliates”, as defined by Rule 405 of the Act. Of these 16,295,349 shares, 12,192,399 shares are “restricted securities” which can be resold in the public market only if registered with the SEC or pursuant to an exemption from registration.

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

As of February 28, 2017, Mr. Merle Allan Hinrich beneficially owned approximately 58.31% of our total issued and outstanding common shares, and may be deemed to be the beneficial owner of up to 64.92% of our total issued and outstanding common shares (as described in Item 7 below). Mr. Hinrich is also our Executive Chairman. Accordingly, Mr. Hinrich has substantial voting influence over the election of our directors, the appointment of new management and any actions requiring shareholder approval, such as adopting amendments to our articles of incorporation and approving mergers or sales of all or substantially all of our assets. Such concentration of ownership and substantial voting influence may have the effect of delaying or preventing a change of control, even if a change of control is in the best interest of all shareholders. There may be instances in which the interests of our major shareholder may conflict or be perceived as being in conflict with the interests of a holder of our securities or the interest of the Company.

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

Our share price may fluctuate in response to a number of events and factors such as semi-annual variations in operating results; announcements of new services or pricing options by us or our competitors; changes in financial estimates and recommendations by securities analysts; failure to meet our financial guidance and/or the financial forecasts of analysts; the operating and share price performance of other companies that investors may deem comparable; news reports relating to trends in the Internet and the information technology industry; reports, articles, commentaries, blogs or online postings about us by analysts, short sellers, our competitors, our customers, our users and/or others; announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures or capital commitments; or changes in laws or regulations in the jurisdictions in which we operate.

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

A non-U.S. corporation generally will be a “passive foreign investment company,” or “PFIC”, for U.S. federal income tax purposes in any taxable year in which, after applying the relevant look-through rules with respect to the income and assets of its subsidiaries, either (i) 75% or more of its gross income is “passive income” (generally including (without limitation) dividends, interest, annuities and certain royalties and rents not derived in the active conduct of a business) or (ii) the average value of its assets that produce passive income or are held for the production of passive income is at least 50% of the total value of its assets.

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

We originally were incorporated under the laws of Hong Kong in 1970. In April 2000, we completed a share exchange with a publicly traded company based in Bermuda, and our shareholders became the majority shareholders of the Bermuda corporation. As a result of the share exchange, we became incorporated under the laws of Bermuda and changed our name to Global Sources Ltd. Our cash outlays for capital expenditures during the years ended December 31, 2016, 2015 and 2014 amounted to $0.4 million, $1.4 million and $18.7 million, respectively. For 2016, such expenditures were incurred mainly for purchase of computers, purchased software, office equipment and leasehold improvements. For 2015, such expenditures were incurred mainly for purchase of computers, purchased software, office equipment, leasehold improvements and software development. For 2014, such expenditures were incurred mainly for purchase of office premises in Singapore, computers, purchased software, office equipment, leasehold improvements and software development. Our capital expenditures were financed using cash generated from our operations. The net book value of capital assets disposed of and written off during the years ended December 31, 2016, 2015 and 2014 amounted to $0.002 million, $11.1 million and $0.06 million, respectively. Disposals of our commercial properties in 2015 have been discussed under the heading “Properties” in this Item 4.

Our primary operating offices are located in Shenzhen, China; Shanghai, China; Hong Kong; and Singapore. Our registered office is located at Canon’s Court, 22 Victoria Street, Hamilton, HM 12, Bermuda, and our telephone number at that address is (441) 295-2244. Our website address is http://www.globalsources.com. Information contained on our website or available through our website is not incorporated by reference into this document and should not be considered a part of this document.
Business Overview
We are a leading business-to-business (“B2B”) media company that provides information and integrated marketing services, with a particular focus on the Greater China market. Our mission is to facilitate global trade between buyers and suppliers by providing export marketing services and sourcing information. Although our range of media has grown, for more than 45 years we have been in the same primary business of helping buyers worldwide find products and suppliers in Asia.
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
As of February 28, 2017, more than 305,000 suppliers were listed on GlobalSources.com and we serve a buyer community of over 1,000,000 active members in more than 200 countries and territories.

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

The following table sets forth our revenue from continuing operations by category for the last three fiscal years:
	Year Ended December 31,
	2016	2015	2014
	(In U.S. Dollars Thousands)

Revenues
Exhibitions	$92,381	$91,854	$88,941
Online and other media services	58,340	70,242	82,430
Miscellaneous	6,946	8,929	7,911
	$157,667	$171,025	$179,282

The following table sets forth our revenue by geographical area for the last three fiscal years:
	Year Ended December 31,
	2016	2015	2014
	(In U.S. Dollars Thousands)

Revenues
China	$140,542	$151,005	$155,432
Rest of Asia	16,809	19,741	23,441
United States	286	228	344
Europe	-	1	-
Others.	30	50	65
	$157,667	$171,025	$179,282

We currently generate the majority of our revenue from suppliers in Asia, with China being our largest market at approximately 89% of total revenue during 2016. Our revenue is derived from two primary sources – Exhibitions, which represented approximately 59% of total revenue in 2016, and online and other media services, which represented approximately 37% of total revenue in 2016.

Exhibitions - Trade Shows and Seminars – Our primary revenue stream is selling booths to suppliers. Our exhibitions offer international and domestic buyers direct access to manufacturers based in China and other Asian countries.

Online and other media services - Our primary service is creating and hosting marketing websites that present suppliers’ product and company information in a consistent and easily searchable manner on GlobalSources.com. We also offer banner advertising and publish print and digital trade magazines, which consist primarily of product advertisements from suppliers and our independent editorial reports.
Industry Background
Global Trade and the Role of Greater China
Over the past few decades, as communications and logistics technologies have improved and as more free trade agreements have been signed, international trade has typically grown at a pace exceeding the growth of overall global production. Asia, including Greater China in particular, has been a significant contributor to the growth of global trade.
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
The Role of Media in Global Trade
In global trade, media plays a key role in helping suppliers and buyers find, connect and transact with each other. To facilitate this, media companies provide three major offerings: trade shows, online marketplaces and magazines.
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
With the combination of our trade show, online and print offerings, supported by our creative and production services, we offer suppliers a comprehensive export marketing service. Moreover, we believe that we are uniquely capable of helping suppliers create and deliver integrated marketing programs that impact all stages of the buying process – from awareness and lead generation – right through to purchase orders.
Media for Buyers Worldwide
Trade Shows
Our primary shows are held in Hong Kong each spring and fall. These shows bring buyers from around the world to meet face-to-face with suppliers.
Online Services
Through GlobalSources.com, our online marketplace and primary source of online revenue, buyers are able to identify, shortlist and make inquiries to suppliers. Our primary source of online services revenue is from suppliers who pay for marketing websites. Each marketing website is comprised of a home page, a company profile and a virtual showroom containing product profile pages of the supplier’s products.
Buyers can reach a large potential supply base on GlobalSources.com by searching among, and/or making inquiries to, more than 305,000 suppliers.
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
The Global Sources strategy is built around the following four key foundations:

1.	Focusing on our core business of connecting buyers worldwide with suppliers in mainland China and the rest of Asia,
2.	Developing services and content that integrates online marketplaces with trade shows,
3.
Expanding our business position in industry sectors: electronics, gifts, home products, and fashion products. We aim to grow and develop each of these, with a significant focus on mainland China’s electronics export industry, which is by far our largest business and opportunity, and

4.	We continue to evaluate acquisitions, joint ventures and alliances that support our core business.

Products & Services
Media for Buyers Worldwide
Trade Shows
Trade shows are scheduled to be held every April and October in Hong Kong for the following four categories:
-        Electronics
-        Mobile Electronics
-        Gifts & Home
-        Fashion
Online Services

GlobalSources.com, our primary online service, is comprised of industry sector marketplaces including the following:
Auto Parts & Accessories	Hardware
Consumer Electronics	Home Products
Drones & Robotics Electronic Components Fashion Accessories & Footwear Fashion Apparel & Fabrics Gifts & Premiums	Machinery & Parts Mobile Electronics Security Products Smart Living

Trade Publications
We currently publish the following industry-specific trade magazines in print and/or digital formats, and in various frequencies ranging from monthly to once a year:
Global Sources Electronics Global Sources Electronic Components Global Sources Fashion Accessories & Footwear	Global Sources Hardware, Auto & Machinery Global Sources Home Products Global Sources Smart Living
Global Sources Fashion Apparel & Fabrics	Global Sources India Products
Global Sources Gifts & Premiums	Global Sources Korea Products

Media for Buyers and Executives in China
Trade Shows and Exhibitions

Trade Shows / Exhibitions	Description, Scheduled Date and Location
Shenzhen International Machinery Manufacturing Industry Exhibition and its related shows (SIMM)
Includes mold manufacturing technology and products, cutting tools, industrial automation and robotics, and metal forming and metal cutting machine tools, 3D printing, and more.
Scheduled to be held March 29 – April 1, 2017 in Shenzhen, China.

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
Suppliers
During 2016, 15,039 suppliers paid us for marketing or advertising services compared to 16,002 during 2015. Approximately 87 % of these suppliers were located in mainland China. No individual supplier customer represented more than 1% of our revenue during 2016 or 2015.

Buyers

For our primary group of media, which connect export suppliers in Asia with buyers worldwide, we serve a community of more than 1,000,000 active members in more than 200 countries and territories.

We have developed our services primarily for retailers, distributors and manufacturers who import in volume for resale including a fast-growing segment of online and Amazon sellers. Although we serve a wide range of small, medium and large-sized buyers, we put extra emphasis on serving senior executives with large import buying power. Also, we believe that a significant portion of our buyer community consists of owners, partners, presidents, vice presidents, general managers or directors of their respective companies.

Sales and Marketing
In 2016, we started establishing our own direct sales forces in Hong Kong and mainland China and gradually decreasing our reliance on independent sales representatives for the sale and marketing of our products and services, with a view to have a direct interaction with the market and our customers as well as to shorten the time to market our new products and services. For the year ended December 31, 2016, our eight main independent sales representative companies in mainland China were responsible for approximately 70% of our total revenues compared to 76% for the year ended December 31, 2015. Our sales team currently consists of approximately 640 full-time employees and 720 independent representatives in more than 50 cities worldwide, with approximately 40 of these locations in Greater China. Some of our full-time sales employees oversee and monitor the independent sales representative organizations that employ the respective independent representatives.

Independent sales representative organizations operate pursuant to service agreements with us that generally are terminable by either party on short notice. These representatives focus on developing and maintaining relationships with suppliers that are current customers and they seek to increase the number of new suppliers using our services. The largest representative sales offices are located in Beijing, Guangzhou, Shanghai, Xi’an, Shenzhen and Taipei. Substantially all of our contracts with suppliers are entered into directly between the supplier and us.  Revenue for trade shows is seasonal as it is recognized in the month in which each show is held. Currently, most of our largest trade shows are expected to be held in April and October of each year.

Our marketing strategy leverages our database of more than 305,000 suppliers currently listed on GlobalSources.com. Sophisticated analyses of buyer and supplier profile data enable us to target our sales and marketing programs to new geographic areas and to specific product categories within industry sectors.
Our sales representative organizations are generally structured to offer an integrated marketing solution of our media to customers. Our community development group is responsible for marketing our services to the global buyer community through online, newspaper and magazine advertisements; search engine marketing; trade shows participation; direct mail campaigns and outdoor advertising.
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
Strategic Relationships
We entered into the eMedia Asia Limited (“eMedia”) joint venture in September 2000 to provide new technology content, media and online services for the Asian electronics market, focusing on new opportunities in the Greater China market. On June 30, 2015, we completed the sale of our 60.1% interest in eMedia (whose or whose subsidiaries’ businesses included the print and/or online publishing of mainland China and/or certain other Asian editions of Electronic Engineering Times, Electronics Supply & Manufacturing and EDN, and the organizing of the International IC-China and the China International Optoelectronic Exposition trade shows in mainland China) to the 39.9% shareholder, UBM Asia B.V. (a member of the United Business Media group), for a cash consideration of approximately $12 million.
Haoji Group Limited (“Haoji”) is a company incorporated in the British Virgin Islands, which holds the entire issued share capital of Space Exhibition Consultants Limited, a company incorporated in Hong Kong, which in turn holds all of the equity interests in Huanyu Shishang Exhibition (Shenzhen) Co., Ltd. (“Huanyu”). Huanyu operates the China (Shenzhen) International Brand Clothing & Accessories Fair (now known as Fashion SZ Show) in mainland China, and owns the businesses and assets associated therewith. In March 2012, we acquired 80% of the entire issued share capital of Haoji, from an individual who was the sole shareholder of Haoji, for total cash consideration of approximately $17.0 million, comprising an initial cash amount of approximately $12.7 million that was paid by us on completion of the transaction, and another additional cash amount of approximately $4.3 million was paid in February 2013. On April 6, 2017 we completed the sale of our entire interest in Haoji to the other shareholder, for a total cash consideration of approximately $1.4 million.

The Shenzhen International Machinery Manufacturing Industry Exhibition and its related shows (the “SIMM Events”) currently consist of two groups of co-located trade shows: (a) the Shenzhen International Machining Automation Exhibition and the Shenzhen International Metal Forming Machine Tool & Mould Exhibition (collectively, the “Group A SIMM Events”); and (b) the Shenzhen International Metal Cutting Machine Tool Exhibition (the “Group B SIMM Events”). We entered into an agreement in April 2013 (and a subsequent supplementary agreement in September 2013) to acquire a 70% interest in the Group A SIMM Events and a 56% effective interest in the Group B SIMM Events, for a total consideration of approximately $16.3 million. We paid a total of approximately $15.6 million during 2013, 2014 and 2015 and paid approximately $0.6 million in 2016 towards the purchase consideration. The balance cash consideration is payable in 2017 upon certain conditions being fulfilled. In addition, there is a potential obligation to pay not more than approximately $1.2 million for transaction costs.

Technology and Systems
We use a combination of commercial software and internally developed systems to operate our websites and services.
We have invested a total of $24.7 million for years 2016 and 2015 combined in information and technology costs.
As of December 31, 2016, we had 145 team members engaged in technology development, maintenance, software customization and data center operations.
As of December 31, 2016, our online marketplace services are run on the Oracle DBMS release 12c. The catalog application that supports Global Sources Online’s core functions uses a Java platform.
Our servers are hosted by AT&T iDC in Hong Kong. We maintain system back-ups and have a Singapore facility that can be used for disaster recovery purposes.
For the year ended December 31, 2016 our external network had 100% uptime availability.
Where appropriate, our systems use secure socket layer (SSL) to encrypt sensitive communications between browsers and Web servers.

Competition
For our trade show, online marketplaces and trade magazines services, the market is highly fragmented and potential competition and competitors vary by the range of services provided, geographic focus and the industry sector served. Some competitors only offer trade shows and other competitors only offer online services.
We may compete to some extent with a variety of organizations that have announced their intention to launch, or have already launched, products and services that compete to a certain degree with ours. These businesses include business media companies; trade show organizers; government trade promotion bodies; domestic retail marketplaces; international trade marketplaces; and transaction software and services providers. We may be at a competitive disadvantage to companies that have greater financial resources, that have more advanced technology, that have greater experience or that offer lower cost solutions than ours.
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

Our intellectual property is very important to our business. We rely on a combination of contractual provisions, employee and third‑party nondisclosure agreements, and copyright, trademark, service mark and trade secret laws, to establish and protect the proprietary rights of our brands, software, content and services.

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

Regulation of Communications Facilities

To some extent, the rapid growth of the Internet has been due to the relative lack of government intervention in the marketplace in respect of, or due to the relative inadequate development or uncertainty of laws and regulations governing, Internet access. However, such laws and regulations could be introduced or increased, or continue to develop and evolve, for example, in respect of telecommunications over the Internet, Internet access services provided by ISPs (including the potential or actual imposition of access fees on such ISPs), and/or broadband Internet access over cable systems. The introduction, increase, development or evolution of such laws and regulations could burden the companies that provide the infrastructure on which the Internet is based, thereby slowing the rapid expansion of the medium and its availability to new users.

Properties

During 2004, we entered into a contract for the purchase of approximately 9,000 square meters of office space in the Shenzhen International Chamber of Commerce Tower in Shenzhen, China, at a purchase price of approximately $19.0 million. Full payment of the purchase price was made during 2004, the physical handover of the premises occurred on or around March 30, 2005 and we received the title certificates. In 2008, we purchased approximately 6,364.50 square meters (gross) of additional office space in this same building, at a price of approximately $34.4 million. The building is situated on leasehold land. The lease period of the land is 50 years, commencing from the year 2002. At the end of the lease period, the building together with land will revert to the local government authority. Subsequently, in December 2015, we completed the sale of approximately 2,118 square meters (gross) of office space in this building, for a total cash consideration of approximately $21.1 million.

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

In 2011, we purchased approximately 6,668 square meters of office space in a commercial building known as “City Point” in Shanghai, China, for a total purchase price of approximately $52.0 million, in order to support our continued business expansion in China. The lease period of the land is 50 years, commencing from the year 2006.

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

In addition, we generally lease our office space under cancellable and non-cancellable arrangements with terms of two to five years, generally with an option to renew upon expiry of the lease term. We leased in aggregate approximately 105,369 square feet of executive and administrative offices in mainland China, Hong Kong, the Philippines and Taiwan during the year ended December 31, 2016. Our aggregate base rental and building management fee expenses for the year ended December 31, 2016 was approximately $1.6 million.

We lease part of our properties to third parties to generate rental income. During the year ended December 31, 2016, we recorded such rental income of $5.3 million.
Legal Proceedings

We are a party to litigation from time to time in the ordinary course of our business. We do not expect the outcome of any pending litigation to have a material adverse effect on our business.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our financial condition and results of operations should be read in conjunction with the “Selected Financial Data” and the accompanying financial statements and the notes to those statements appearing elsewhere in this Annual Report. The following discussion contains forward‑looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in these forward‑looking statements. Factors that could cause or contribute to such differences include, but are not limited to those discussed below and elsewhere in this Annual Report, particularly under the caption “Risk Factors.”
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

Exhibitions – trade shows and seminars - Our Global Sources trade shows, previously known as China Sourcing Fairs, offer international buyers direct access to manufacturers in China and elsewhere in Asia. These shows bring buyers from around the world to meet face-to-face with suppliers. Our largest shows are our Global Sources trade shows which are held in Hong Kong each spring and fall. We also host our Shenzhen International Machinery Manufacturing Industry Exhibition and its related shows (“SIMM machinery shows”) in Shenzhen, China in the first half of each year and our FashionSZshow in Shenzhen, China in the second half of each year.

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

Online and other media services - Our primary service is creating and hosting marketing websites that present suppliers’ product and company information in a consistent and easily searchable manner on Global Sources Online. We also offer banner advertising and publish print and digital trade magazines which consist primarily of product advertisements from suppliers and our independent editorial reports. Suppliers pay for advertising in our online services and trade magazines to promote their products and companies.

We recognize revenue from our online and other media services ratably over the period in which the advertisement is displayed.

Critical Accounting Policies
Our significant accounting policies are described in Note 2 to the consolidated financial statements included in Item 8 of this document. The following is a discussion of our critical accounting policies:
(a)	Income Taxes

We have exposure to income taxes in numerous jurisdictions. Significant judgment is involved in determining the Group wide provision for income taxes and recognition of deferred tax assets. There are certain transactions and computations for which the ultimate tax determination is uncertain during the ordinary course of business. We recognize liabilities for expected tax issues (Note 9 to the consolidated financial statements included in Item 8) based on reasonable estimates of whether additional taxes will be due and recognize deferred income tax assets (Note 15 to the consolidated financial statements included in Item 8) on carried forward tax losses and on deductible temporary differences to the extent there are sufficient estimated future taxable profits and taxable temporary differences against which the tax losses and temporary differences can be utilized. Where the final tax outcome of these matters is different from the amounts that were initially recognized, such differences will impact the income tax and deferred tax recognized in the period in which such determination is made.

(b)	Goodwill and Intangible assets

Upon acquisition, the purchase consideration is allocated between the net tangible and intangible assets other than goodwill on a fair value basis with any excess purchase consideration representing goodwill. Acquired intangible assets are capitalized and amortized systematically over their estimated useful lives (refer to Note 2.7 to our consolidated financial statements included in Item 8), subject to impairment review.

Amortization periods are selected based on assessment of the longevity of the brands, the strength and stability of customer relationships, the market positions of the acquired assets and the technological and competitive risks they face. The longevity of these assets is evidenced by their long established and well regarded brands, and their characteristically stable market condition. We reviewed the useful life of intangible assets and determined that no changes to useful lives were required.
The carrying amounts of goodwill in each business are reviewed for impairment at least annually or more frequently if events or changes in circumstances indicate a potential impairment in accordance to the accounting policy stated in Note 2.8 to our consolidated financial statements included in Item 8. The carrying amounts of all other intangible assets are reviewed where there are indications of possible impairment.
At December 31, 2016 and 2015, we had goodwill balances of $7.8 million and $8.4 million, respectively. This goodwill as at December 31, 2016 relates to the business acquisition we completed in 2014.

Goodwill is allocated to cash-generating units (“CGUs”) for the purpose of impairment testing. The allocation is made to those CGUs or groups of CGUs that are expected to benefit from the business combination in which the goodwill arose, identified according to operating segment.
Goodwill is allocated to our CGUs identified according to operating segments. An operating segment-level summary of the goodwill allocation as of December 31, 2016 and 2015 were as follows:
	December 31,
	2016	2015
	(in U.S. Dollars Millions)
Exhibitions, Topranch Limited	$7.8	$8.4
	$7.8	$8.4

The trademarks intangible assets relating to the acquired businesses as at December 31, 2016 and 2015 were as follows:

	December 31,
	2016	2015
	(in U.S. Dollars Millions)
Exhibitions, Topranch Limited	$8.5	$10.4
Exhibitions, Haoji Group	-	6.6
	$8.5	$17.0

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

We performed an impairment review of goodwill balance at December 31, 2016. The recoverable amounts of CGUs were determined based on value-in-use calculations. For these calculations we used cash flow projections covering a five-year period. Cash flows beyond the five-year period are extrapolated using the estimated growth rates. The growth rate did not exceed the long-term average growth rate for the business in which the CGU operates.

Exhibitions, Topranch Limited:

For testing the goodwill for impairment at year end, we used the following key assumptions for value-in-use calculations:

•	Revenue growth rate of average 4%

•	Pre-tax discount rate of 20% applied to the pre-tax cash flow projections

•	Growth rate beyond five years of 1.5%

We determined revenue growth rate based on past performance and its expectations of market developments. The discount rates used reflect specific risks relating to the relevant operating segment. Based on our testing, there was no impairment to goodwill for Topranch Limited as at December 31, 2016.

We have also performed a sensitivity analysis for the above exhibition business based on changes in key assumptions considered to be reasonably possible. There will be no impact to our results after tax if the pre-tax discount rate and the revenue growth applied to the discounted cash flows for this exhibition business at December 31, 2016 is raised by 1% and decreased by 1%, respectively, with all other variables including tax rate being held constant. In addition, there were no indicators of impairment for the trademark assets relating to Topranch Limited as at December 31, 2016. We have also assessed the useful lives of the trademarks and determined that no change in the useful lives was required.

Exhibitions, Haoji Group:

Due to the continuing decline in the economic climate in China especially in the high fashion industry sector, an increase in market competition and reductions in marketing expenditure by our customers, management noted a decline in booth sales for the 2016 FashionSZshow compared to the earlier projections. Accordingly, management performed an impairment review.

For testing the trademarks for impairment as at December 31, 2016, we used the following key assumptions for value-in-use calculations:

•	Revenue growth rate of average -3%

•	Pre-tax discount rate of 22% applied to the pre-tax cash flow projections

•	Growth rate beyond five years of 1.5%

We determined revenue growth rate based on past performance and its expectations of market developments. The discount rates used reflect specific risks relating to the relevant operating segment. The cash flow projections we used were based on the detailed financial and operating plans of the business. Based on our testing, there was an impairment to the trademark for Haoji Group Limited as at December 31, 2016 and we recorded an impairment charge of $4.8 million to the trademark for Haoji Group Limited during 2016. The balance of trademark intangible asset for Haoji Group Limited as at December 31, 2016 was nil. The goodwill relating to Haoji Group Limited as at December 31, 2016 was nil as it was fully impaired as at December 31, 2013.

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

Results of Operations
The following table sets forth our results of operations as a percentage of total revenue:
	Year ended December 31,
	2016	2015	2014
Revenue
Exhibitions	59%	54%	50%
Online and other media services	37	41	46
Miscellaneous	4	5	4
	100	100	100
Operating Expenses:
Sales	29	29	31
Event production	16	14	13
Community and content	11	12	12
General and administrative	27	26	27
Information and technology	7	8	7
Total Operating Expenses	90%	89%	90%
Profit on sale of property	-	6	-
Profit from Operations	10%	17%	10%
Net profit attributable to the Company’s shareholders from:
Continuing operations	12%	14	10
Discontinued operations	-	3	-
Total	12%	17%	10%
Diluted net profit per share attributable to the Company’s shareholders from:
Continuing operations	$0.73	$0.83	$0.52
Discontinued operations	$-	$0.20	$0.03
Total	$0.73	$1.03	$0.55
Shares used in diluted net profit per share calculations	25,305,261	28,820,976	33,482,371

The following table represents our revenue by geographical areas as a percentage of total revenue:
	Year ended December 31,
	2016	2015	2014

China	89%	88%	87%
Rest of Asia	11	12	13
United States	*	*	*
Europe	-	*	-
Others	*	*	*
	100%	100%	100%

* less than 1%

Fiscal Year 2016 Compared to Fiscal Year 2015 – Continuing operations

Revenue

Our Exhibitions revenue grew by 1% from $91.9 million for the year ended December 31, 2015 to $92.4 million for the year ended December 31, 2016, resulting mainly from a growth in revenue from our exhibition events in Hong Kong, off-set partially by a decline in revenue from our FashionSZshow in Shenzhen, China as well as from the cancellation of our exhibition events in Johannesburg, South Africa in 2016. Our online and other media services revenue declined by 17% to $58.3 million for the year ended December 31, 2016, as compared with $70.2 million for the year ended December 31, 2015, primarily due to a 17% decline in our China market. An increase in market competition in the business-to-business online market sector coupled with weak growth in China export market contributed to a reduced revenue yield from our customers, which impacted our online services revenue negatively. China represented 87% of online and other media services revenue for the year ended December 31, 2016 as well as for the year ended December 31, 2015.

Total revenue declined to $157.7 million during the year ended December 31, 2016 from $171.0 million during the year ended December 31, 2015 resulting mainly from a 17% decline in our online and other media services revenue off-set by a 1% growth in our Exhibitions revenue.

Operating expenses

Sales

We utilize independent sales representatives employed by independent sales representative organizations in various countries and territories to promote our products and services. Under these arrangements, the sales representative organizations are entitled to commissions as well as marketing fees. These representative organizations sell online services, advertisements in our trade magazines and exhibitor services and earn a commission as a percentage of revenue generated. In 2016, we started establishing our direct sales forces in Hong Kong and China and gradually decreasing our reliance on independent sales representatives for the sales and marketing of our products and services, with a view to have a direct interaction with the market and our customers as well as to shorten the time to market our new products and services. The commission expenses relating to the independent sales representatives as well as the commission component of the remuneration to our employee sales personnel are expensed as incurred. For online and other media services, the commission expense is incurred when the associated revenue is recognized. If the right to recover the commission does not exist, the commission expense is incurred when the associated revenue is recognized or when the associated accounts receivable are paid, whichever is earlier. For Exhibitions, the commission expense is incurred when the associated revenue is recognized upon conclusion of the related event.

Sales costs consist of operating costs for our direct sales operations and the commissions, marketing fees and incentives provided to our independent sales representative organizations, as well as sales support fees for processing sales contracts.  Sales costs declined by 11% from $50.2 million during the year ended December 31, 2015 to $44.8 million during the year ended December 31, 2016. The decline in sales costs was mainly due to the reduction in sales commissions due to a decline in revenue and reduction in marketing fees.

Event Production

Event production costs consist of the costs incurred for hosting the exhibition or trade show and seminar events. The event production costs include venue rental charges, booth construction costs, travel costs incurred for the event hosting and other event organizing costs. The event production costs are deferred and recognized as an expense when the related event occurs.

Event production costs increased from $24.5 million for the year ended December 31, 2015 to $25.1 million for the year ended December 31, 2016. The increase was mainly due to an increase in event production costs for our Hong Kong events in 2016 due to an increase in the number of booths sold off-set by a decline in event production costs due to a decline in the number of booths sold for our FashionSZshow in Shenzhen, China and cancellation of our exhibition events in Johannesburg, South Africa.

Community and Content

Community and content costs consist of the costs incurred for servicing our buyer community, for marketing our products and services to the global buyer community and our content management services costs for our print publications business and online services business. Community and content costs also include costs relating to our trade magazine publishing business and marketing inserts business, specifically printing, paper, bulk circulation and promotions for our on-line services, customer services costs and the event specific promotions costs incurred for promoting the trade shows, exhibitions and seminars to the buyer community. The event specific promotion costs incurred for events are expensed as incurred.

Community and content costs decreased by 16% from $20.5 million during the year ended December 31, 2015 to $17.2 million during the year ended December 31, 2016 due mainly to the declines in content management costs, costs for print magazine business, payroll costs and fees paid to consultants for our buyer community related functions.

General and Administrative

General and administrative costs consist mainly of corporate staff compensation, marketing costs, office rental, depreciation, communications and travel costs, foreign exchange gains/losses arising from the revaluation of monetary assets and monetary liabilities and amortization of software and intangible assets, as well as the impairment charge of intangible assets that may arise.

We have issued share awards under equity compensation plans, the Global Sources Retention Share Grant Plan and the Global Sources Retention Share Grant Plan II (amended effective as of May 1, 2012) to former employees, consultants and employees of third party service providers when they resign or retire from their respective employment or consultancy service. Under these plans, the share grants vest over a five-year period on a graded vesting basis, with 20% of shares vesting each year. The grantee is subject to the non-competition terms stipulated in the plan. There is no vesting condition other than the non-competition terms. Under the above plans, if the grantee fails to comply with the non-competition terms, his or her unvested shares may be forfeited. We recognize the intangible asset relating to the non-competition provisions of these awards at the fair value of the respective award. The intangible assets are amortized over the non-competition period on a straight line basis. The amortization expense relating to these intangible assets is included in the general and administrative costs.

Due to the continuing decline in the economic climate in China especially in the high fashion industry sector, an increase in market competition and reductions in marketing expenditure by our customers, management noted a decline in booth sales for the 2016 FashionSZshow compared to the earlier projections. Accordingly, management performed an impairment review as at June 30, 2016 and as at December 31, 2016. These reviews revealed a slower sales and collections trend and shortfall in the future cash flows to support the recoverability of the carrying value of the FashionSZshow business. The cash flow projections used by management covered a five-year period and were based on the financial and operating plans of the business and the decline in the high fashion industry sector. Cash flows beyond the five-year period are extrapolated using estimated growth rates. Based on the reviews, management recorded a total impairment charge of $4.8 million to trademark intangible assets in the consolidated income statement for the year ended December 31, 2016. The goodwill relating to the FashionSZshow business was fully impaired as at December 31, 2013. The net book values of the intangible assets relating to the FashionSZshow business as at December 31, 2016 were nil. On April 6, 2017 we completed the sale of the FashionSZshow business to the other shareholder, for a total cash consideration of approximately $1.4 million.

We completed the acquisition of a majority interest in the SIMM machinery shows business on January 1, 2014. We recorded the acquired intangible assets at fair value of $16.5 million and the related deferred tax liabilities of $4.1 million and goodwill of $9.0 million in connection with this acquisition. The trademark intangible assets have useful lives of 10 years and the contractual backlog had a useful life of 3 months. The amortization expense relating to the acquired intangible assets is included in the general and administrative costs. This transaction is discussed under “Liquidity and Capital Resources” elsewhere in this Item 5.

General and administrative costs declined by 2% from $43.7 million during the year ended December 31, 2015 to $43.0 million during the year ended December 31, 2016, due mainly to declines in depreciation costs, legal and professional fees, services fees and exchange loss, off-set partially by an increase in the impairment charges to intangible assets relating to our acquired FashionSZshow business.

Information and Technology

Information and technology costs consist mainly of payroll, office rental and depreciation costs and fees paid to third parties relating to our information and technology support services and the updating and maintenance of Global Sources Online.

Information and technology costs declined from $13.3 million for the year ended December 31, 2015 to $11.3 million for the year ended December 31, 2016, mainly due to declines in payroll costs and fees paid to third party consultants.

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

The total non-cash compensation expenses resulting from ECP and The Global Sources Directors Share Grant Award Plan recorded by us and included under the respective categories of expenses for the year ended December 31, 2016 and the year ended December 31, 2015 were $1.9 million and $2.1 million, respectively.

The corresponding amounts for the non-cash compensation expenses were credited to shareholders’ equity.

Profit from Operations

The total profit from operations during the year ended December 31, 2016 was $16.3 million as compared to $28.5 million during the year ended December 31, 2015. The decline in total profit from operations resulted mainly from the profit on sale of property of $9.8 million recorded in the second half of 2015, a decline in revenue and an increase in event production costs off-set partially by declines in sales costs and other operating costs.

Profit from operations for exhibition services declined from $8.7 million during the year ended December 31, 2015 to $5.7 million during the year ended December 31, 2016, mainly due to an increase in the impairment loss in intangible assets relating to one of our acquired exhibition businesses and an increase in event production costs, off-set partially by growth in our exhibitions revenue. Profit from operations for online and other media services grew from $5.2 million during the year ended December 31, 2015 to $7.4 million during the year ended December 31, 2016, an increase of 42%. The increase resulted mainly from reductions in sales costs, community and content costs, general and administrative costs and information and technology costs off-set partially by a decline in online and other media services revenue. Profit from operations for all other segments declined from $4.7 million during the year ended December 31, 2015 to $3.2 million during the year ended December 31, 2016 as a result of a decline in revenue in those segments and an increase in general and administrative costs for those segments.

Interest Income and gain on sale of available-for-sale securities

We recorded interest income of $0.6 million arising mainly from term deposits placed with banks during the year ended December 31, 2016, compared to an interest income of $0.8 million during the year ended December 31, 2015. We also recorded a $0.09 million gain on sale of available-for-sale securities for the year ended December 31, 2016, compared to $0.2 million during the year ended December 31, 2015.

Profit on sale of long term investment

In 2016, we disposed our long term investment with a net book value of $0.1 million, and recorded a profit on sale of long term investment of $0.04 million.

Interest expenses

Interest expense represents the unwinding of the discount on the contingent consideration payable for the acquisition of the SIMM machinery shows business.

Income taxes

The Company’s major subsidiaries operate in Hong Kong, Singapore, China and certain other jurisdictions and are subject to income taxes in their respective jurisdictions. Certain subsidiaries of the Group operate in the Cayman Islands and other jurisdictions where there are no taxes imposed on companies.

We reported a tax credit of $1.3 million for the year ended December 31, 2016 compared to a tax expense of $4.6 million for the year ended December 31, 2015. The reduction in tax expense is mainly due to an increase in recognition of deferred tax assets of $2.1 million relating to timing differences and available tax losses that can be used to off-set against future taxable profits of which $0.5 million is primarily relating to certain China subsidiaries and $1.6 million is attributable to the consolidation of certain business activities of our Group in a Singapore subsidiary in 2016, a reduction of $1.2 million in deferred tax liability by our subsidiaries relating to the impairment charge on intangible assets of our FashionSZ show business as explained in Note 13 to our financial statements included under Item 8 of this document and a reduction in tax expense for our FashionSZ show for 2016. In addition, in 2015 we recorded a $2.2 million tax expense relating to the profit on the sale of property in Shenzhen, China and we did not incur such an expense in 2016.

Net profit attributable to the Company from continuing operations

Net profit attributable to the Company from continuing operations for the year ended December 31, 2016 was $18.4 million as compared to $24.0 million during the year ended December 31, 2015. The decline in net profit attributable to the Company from continuing operations resulted mainly from the profit on sale of property of $9.8 million recorded in 2015, a decline in revenue and an increase in event production costs off-set by declines in sales costs, community and content costs, information technology costs, general and administrative costs and income tax expenses.

Diluted net profit per share from continuing operations

The diluted net profit per share attributable to the Company’s shareholders from continuing operations declined from $0.83 for the year ended December 31, 2015 to $0.73 for the year ended December 31, 2016. The number of shares used for the computation of net profit per share declined from 28.8 million to 25.3 million, resulting from the share repurchase by the company during the third quarter of 2015.

Net profit attributable to the Company from discontinued operations

Net profit attributable to the Company from discontinued operations was nil during the year ended December 31, 2016, compared to net profit attributable to the Company from discontinued operations of $5.9 million during the year ended December 31, 2015.

Diluted net profit per share from discontinued operations

The diluted net profit per share attributable to the Company’s shareholders from discontinued operations was nil for the year ended December 31, 2016 and $0.20 for the year ended December 31, 2015.

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

Income taxes

Certain subsidiaries of the group operate in the Cayman Islands and other jurisdictions where there are no taxes imposed on companies. Some of our subsidiaries operate in Hong Kong, Singapore, China and certain other jurisdictions and are subject to income taxes in their respective jurisdictions.

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

Net profit attributable to the Company from discontinued operations was $5.9 million during the year ended December 31, 2015, compared to profit attributable to the Company from discontinued operations of $0.9 million during the year ended December 31, 2014. The net profit attributable to the Company from discontinued operations during the year ended December 31, 2015 included a $6.0 million profit on sale of subsidiary, which is discussed under Strategic Relationships section of Item 4.

Diluted net profit per share from discontinued operations

The diluted net profit per share attributable to the Company’s shareholders from discontinued operations was $0.20 for the year ended December 31, 2015 and $0.03 for the year ended December 31, 2014.

Liquidity and Capital Resources

We financed our activities for the year ended December 31, 2016 using cash generated from our operations and we had no bank debt as at December 31, 2016.

Net cash generated from operating activities was $34.4 million for the year ended December 31, 2016, compared to $16.0 million for the year ended December 31, 2015. The primary source of cash from operating activities was collections from our customers. The majority of our customers in mainland China pay us in advance for our online and other media services business. The majority of our Exhibitions business collections are advance payments. Our advance payments from customers as at December 31, 2016 grew by 4% to $81.5 million compared to $78.2 million as at December 31, 2015. This growth resulted from a 10% growth in advance payments from customers for our Exhibitions business off-set partially by a reduction in advance payments from customers for our online and other media services business. The advance payments from customers in mainland China for our online and other media services business were adversely impacted by an increase in market competition in the business-to-business online market sector and a weak growth in China export market. Net cash generated from operating activities was $16.0 million for the year ended December 31, 2015, compared to $32.3 million for the year ended December 31, 2014. The reduction in the cash generated from operations was mainly due to reduction in advance payments from our customers. Our advance payments from customers as at December 31, 2015 were $78.2 million compared to $88.8 million as at December 31, 2014.

Receivables from sales representative organizations decreased from $8.8 million as at December 31, 2015 to $5.0 million as at December 31, 2016 resulting from transfer of collections by the sales representatives to our bank accounts. The receivables from sales representatives represent cash receipts from our customers, net of commissions and fees payable, which are collected by the independent sales representatives on our behalf. These cash receipts are banked into designated bank accounts owned by the independent sales representatives in China. For credit risk management purposes, our employees are the only authorized signatories for the withdrawal of cash from these bank accounts. We have long-standing relationships with a majority of these independent sales representatives, for whom there is no recent history of default in transferring the funds to us. In 2016, we started establishing our direct sales forces in China and Hong Kong in order to have a direct interaction with the market and our customers as well as to shorten the time to market our new products and services. In the long term, we expect the receivables from sales representative organizations to decrease as we increase the size of our direct sales force and reduce our reliance on independent sales representatives in China.

We continuously monitor collections from our customers and maintain an adequate provision for impairment of receivables. While credit losses have historically been within our expectations and the allowances established, if bad debts significantly exceed our provisions, additional provisions may be required in the future.

We did not recognize deferred income tax assets of $7.5 million in respect of losses as at December 31, 2016 that can be carried forward against future taxable income as the losses arose from dormant and/or loss-making subsidiaries whereby the realization of the related tax benefit through future taxable profits is not probable.

With effect on January 1, 2016, our subsidiary, Trade Media Holdings Limited, which is incorporated in the Cayman Islands, transferred certain intellectual property rights (“IPRs”), relating to some of our online websites and print publications, which it previously owned, to our subsidiary Media Data Systems Pte Ltd, which is incorporated in Singapore. This transfer of IPRs did not have any impact on our revenue.

Net cash used in investing activities was $12.7 million during the year ended December 31, 2016, resulting mainly from a $33.6 million purchase of available-for-sale financial assets, $18.6 million of term deposits placed with banks, a $0.6 million payment of contingent consideration for the acquisition of a controlling interest in a subsidiary and a $0.4 million payment for the purchase of computers, software, office equipment and leasehold improvements equipment, off-set partially by $17.7 million of proceeds from matured term deposits with banks, $22.3 million of proceeds from the sale of available-for-sale financial assets and $0.5 million of interest received. Net cash generated from investing activities was $16.5 million during the year ended December 31, 2015, resulting mainly from $20.4 million of net proceeds from the sale of investment property and equipment, $11.7 million of proceeds from matured term deposits with banks, $16.9 million of proceeds from the sale of available-for-sale financial assets and $0.8 million of interest received, off-set partially by a $2.6 million payment of contingent consideration for the acquisition of a controlling interest in a subsidiary, $16.4 million of term deposits placed with banks, $12.9 million for the purchase of available-for-sale financial assets, $0.8 million for the purchase of computers, software, office equipment and leasehold improvements and $0.6 million for acquisition of intangible assets. Net cash used in investing activities was $28.0 million during the year ended December 31, 2014, resulting mainly from a $9.0 million payment for the acquisition of a controlling interest in a subsidiary, a $13.8 payment for the purchase of property, $4.4 million for the purchase of computers, software, a motor vehicle, office equipment and leasehold improvements, $6.0 million term deposits placed with banks, a $2.6 million purchase of available-for-sale financial assets and $0.5 million for acquisition of intangible assets off-set partially by $1.9 million proceeds from matured term deposits with banks, $5.2 million of proceeds from the sale of available-for-sale financial assets and $1.2 million interest received.

Currently we own 13,245 square meters of office space in commercial buildings in Shenzhen China, approximately 6,668 square meters of office space in a commercial building in Shanghai, China and approximately 50,265 square feet of office space together with three car parking spaces in commercial buildings in Hong Kong. These buildings are situated on leasehold lands with lease periods ranging between 50 and 75 years from the date of grant. We record the depreciation on these assets on a straight-line basis over the remaining lease term or 50 years, whichever is shorter. In addition, we also own 22,496 square feet of office space, together with appurtenant roof top accessory lots, in a commercial building situated on freehold land in Singapore. We record the depreciation on the building portion of this asset on a straight-line basis over 50 years.

As we started establishing our direct sales forces, management reviewed the usage of the office space in 2016 and designated a portion of the properties, that was previously used for generating rental income, for own use. The portion of the properties that is designated for own use has been re-classified from investment properties to property and equipment. The net book value of the portion of the properties classified as investment properties as at December 31, 2016 and as at December 31, 2015 was $48.0 million and $69.7 million respectively.

The total net book value of these office properties including the portion classified as investment properties and the portion classified under property and equipment as at December 31, 2016 and as at December 31, 2015 was $116.8 million and $124.0 million respectively. The total market value of the office properties held as at December 31, 2016 was $226.2 million based on independent valuation reports prepared by Savills Valuation and Professional Services Limited, Hong Kong for properties situated in Hong Kong and China and by Savills Valuation and Professional Services (S) Pte Ltd, Singapore for the property situated in Singapore. We did not record the market valuation gains as we record our property and equipment and investment properties at cost less the accumulated depreciation.

We invest our excess cash in term deposits with commercial banks, U.S. Treasury securities and available-for-sale securities to generate income from interest received as well as capital gains, while the funds are held to support our business.

Generally, we hold securities with specified maturity dates such as Treasury Bills until their maturity. We invest excess cash on hand in U.S. Treasury Bills, in term deposits with major banks and available-for-sale securities to generate interest income. The market values of U.S. Treasury Bills, term deposits with banks and other available-for-sale securities as at December 31, 2016 were nil, $67.4 million and $11.5 million respectively, compared to the market values of U.S. Treasury Bills, term deposits with banks and other available-for-sale securities as at December 31, 2015 of nil, $52.0 million and nil respectively. We do not engage in buying and selling of securities with the objective of generating profits on short-term differences in price or for other speculative purposes. Our objective is to invest to support our capital preservation strategy.

We hold a Documentary Credit facility with the Hongkong and Shanghai Banking Corporation Limited, for providing documentary credits to our suppliers. This facility has a maximum limit of approximately $0.6 million. As at December 31, 2016, the unutilized amount under this facility was approximately $0.6 million. Hongkong and Shanghai Banking Corporation Limited has also provided a guarantee on our behalf to our suppliers. As at December 31, 2016, such guarantee amounted to $0.003 million.

In 2012, 2014, 2015 and in the first half of 2016, we entered into venue license agreements for future exhibition events from 2015 to 2018 for a total amount of $48.3 million. In the second half of 2016, we entered into venue license agreements for future exhibition events from 2019 to 2020 for a total amount of $28.4 million. The above agreements are cancelable under force majeure or other specified conditions, or upon notice and payment of cancellation charges to the other party. The amounts paid will be expensed when the related events are held. As at December 31, 2016, we have paid approximately $30.8 million in the aggregate under these agreements.

Net cash used in financing activities was $1.3 million during the year ended December 31, 2016, resulting from payment of dividends to non-controlling shareholders by subsidiaries. Net cash used in financing activities was $51.9 million during the year ended December 31, 2015 resulting from a $50.0 million payment for the repurchase of our shares through a self-tender offer and a $1.9 million payment of dividends to non-controlling shareholders by subsidiaries. Net cash used in financing activities was $51.3 million during the year ended December 31, 2014, resulting from a $50.0 million payment for the repurchase of our shares through a self-tender offer and a $1.5 million payment of dividends to non-controlling shareholders by subsidiaries off-set partially by a $0.2 million additional investment in a subsidiary by a non-controlling shareholder.

On February 4, 2008, our Board of Directors authorized a program to buy back up to $50.0 million of common shares. We may, from time to time, as business conditions warrant, purchase shares in the open market or through private transactions. The buyback program does not obligate us to buy back any specific number of shares and may be suspended or terminated at any time at management’s discretion. The timing and amount of any buyback of shares will be determined by management based on its evaluation of market conditions and other factors. As at December 31, 2016, we have not bought back any of our shares under this program.

In 2014, we acquired a controlling interest in Shenzhen International Machinery Manufacturing Industry Exhibition and its related shows (“SIMM machinery shows”). These events are held annually in Shenzhen, China. The completion date of this transaction was January 1, 2014. The total consideration for this acquisition was approximately $16.3 million. We paid a total of $15.6 million in 2013, 2014 and 2015 towards the purchase consideration and paid $0.6 million in the first half of 2016. The balance of cash consideration of $0.1 million is payable in 2017 upon certain conditions being fulfilled. In addition, there is a potential obligation to pay not more than approximately $1.2 million for transaction costs, which will be expensed upon payment. The contingent consideration is measured at fair value on the date of acquisition and held as a financial liability on the balance sheet. We recorded this acquisition as a business combination.

The following table summarizes our contractual obligations as of December 31, 2016:

	Payments due by period (in U.S. Dollars Thousands)
		Less than	1 - 3	3 - 5	More than
	Total	1 year	years	years	5 years
Contractual Obligations
Operating leases	$1,350	$620	$605	$125	$-
Purchase obligations (including venue license/rental obligations)	$47,038	$12,355	$26,098	$8,585	$-
Deferred income and customer prepayments - long term	$4,040	$-	$4,040	$-	$-
Total	$52,428	$12,975	$30,743	$8,710	$-

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

Recent Accounting Pronouncements

The following recent accounting pronouncements are applicable for accounting periods beginning after January 1, 2017:

i.	IFRS 9, “Financial instruments”

ii.	IFRS 15, “Revenue from contracts with customers”

iii.	IFRS 16, “Leases”

The above accounting pronouncements are discussed in detail in the following paragraphs:

IFRS 9, “Financial instruments”, addresses the classification, measurement and recognition of financial assets and financial liabilities. The complete version of IFRS 9 was issued in July 2014. It replaces the guidance in IAS 39 that relates to the classification and measurement of financial instruments. IFRS 9 retains but simplifies the mixed measurement model and establishes three primary measurement categories for financial assets: amortised cost, fair value through OCI and fair value through P&L. The basis of classification depends on the entity’s business model and the contractual cash flow characteristics of the financial asset. Investments in equity instruments are required to be measured at fair value through profit or loss with the irrevocable option at inception to present changes in fair value in OCI not recycling. There is now a new expected credit losses model that replaces the incurred loss impairment model used in IAS 39. For financial liabilities there were no changes to classification and measurement except for the recognition of changes in own credit risk in other comprehensive income, for liabilities designated at fair value through profit or loss. IFRS 9 relaxes the requirements for hedge effectiveness by replacing the bright line hedge effectiveness tests. It requires an economic relationship between the hedged item and hedging instrument and for the “hedged ratio” to be the same as the one management actually use for risk management purposes. Contemporaneous documentation is still required but is different to that currently prepared under IAS 39. The standard is effective for accounting periods beginning on or after 1 January 2018. Early adoption is permitted. We are currently assessing the impact of the adoption of IFRS 9 on our financial statements.

IFRS 15, “Revenue from contracts with customers”, deals with revenue recognition and establishes principles for reporting useful information to users of financial statements about the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. Revenue is recognized when a customer obtains control of a goods or service and thus has the ability to direct the use and obtain the benefits from the goods or service. The standard replaces IAS 18 “Revenue” and IAS 11 “Construction contracts” and related interpretations. The standard is effective for annual periods beginning on or after 1 January 2018 and earlier application is permitted. The adoption of IFRS 15 could impact allocation of revenue from customer contracts among various revenue streams arising from multiple element arrangements. We are currently assessing the impact of the adoption of IFRS 15 on our financial statements and the related disclosures and plan to apply the modified retrospective treatment upon adoption of the standard on January 1, 2018.

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

Name	Age	Position
Merle Allan Hinrich	75	Director and Executive Chairman
Craig Pepples	56	Chief Executive Officer
Connie Lai	43	Chief Financial Officer
Brent Barnes	44	Chief Operating Officer
Peter Zapf	48	Chief Information Officer
Sarah Benecke	60	Director
Eddie Heng Teng Hua	66	Director
David F. Jones	52	Director
Funmibi Chima	42	Director
Michael J. Scown	58	Director

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

Mr. Pepples was appointed as our Chief Executive Officer with effect from January 1, 2017. Prior to that, he served as Global Sources’ Deputy Chief Executive Officer since October 1, 2016. Mr. Pepples joined the Global Sources team in 1986 and has been with the Company for more than three decades. During his career, he has moved up the ranks to become manager of the Company’s China sales operations from 1989 to 1992, serving as the China Country Manager from 1992 to 1999, then as the Chief Operating Officer from 1999 to 2010. Most recently, he has worked as Global Sources’ President of Corporate Affairs and Publisher of Chief Executive China. Mr. Pepples has extensive B2B media experience and deep industry knowledge of Greater China and other markets where the Company operates. Mr. Pepples graduated with a B.A. in Linguistics from Yale University and speaks fluent Chinese.

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

Mr. Barnes was appointed as our Chief Operating Officer in January 2012. Mr. Barnes is responsible for the Company’s worldwide operations, including community development, content development, trade show operations, and a special brief covering all buyer-facing services. Mr. Barnes began his career managing operations for a lobbyists group in Austin, Texas, and then moved to Mexico City, where he worked in the executive training business for two years. Upon completion of his MBA, Mr. Barnes spent a year working as a Market Analyst for Global Sources in Phoenix, Arizona before moving to Hong Kong to become Executive Assistant to the Chairman & CEO in May of 2000. Since 2003 he has spent time managing each of the core operational departments and assumed the role of General Manager of Content & Community Development in January 2010. Mr. Barnes holds a Bachelor of Arts degree from the University of Texas at Austin and an MBA from the Thunderbird School of Global Management.

Mr. Zapf was appointed as our Chief Information Officer in January 2012. Mr. Zapf began his career in software project management with the United States Air Force. He then joined Global Sources in Phoenix, Arizona, working on the development, sales and marketing of the company’s early software and e-commerce products. Later, he worked as a research analyst at Bear Stearns in New York, focusing on the business-to-business market, after which he joined Hong Kong-based AsiaCommerce, a startup incubator, as Chief Executive Officer. He rejoined Global Sources in 2001, and was chief operating officer from January 2011 to December 2011. Mr. Zapf holds a BS in Electrical Engineering and Engineering and Public Policy from Carnegie Mellon University, an MS in Computer Science from Troy State University, and an MBA from the Thunderbird School of Global Management.

Ms. Benecke has been a director since April 2000 and, since 1993, has been a director of Trade Media. Ms. Benecke was our principal executive officer from January 1994 through August 1999. She joined us in May 1980 and served in numerous positions, including publisher from 1988 to December 1992 and chief operating officer in 1993. From September 1999 to July 2010, Ms. Benecke served as a consultant to Publishers Representatives Ltd. (Hong Kong), a subsidiary of our company. Her consulting work focused largely on the launch, development and expansion of the “China Sourcing Fairs” in Shanghai, Hong Kong, Mumbai, Dubai, Singapore and Johannesburg. Ms. Benecke is also on the boards of Australian media company McPherson Media, Hong Kong art show organizer Asia Contemporary Art Ltd, and Singapore art show organizer Singapore Contemporary Art Ltd. She graduated with a B.A. from the University of New South Wales, Australia. Her term as director expires in 2019 (subject to the Company’s bye-laws: see “Board Practices” under this Item 6 and “Election or Removal of Directors” under Item 10).

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

Mr. Jones has been a director since April 2000. He is the Executive Chairman of VGI Partners, a global absolute return funds manager. He spent 17 years in the private equity industry, and before that he was in management consulting, investment banking and general management. Mr. Jones was Managing Director of CHAMP Private Equity, a leading Australian buyout firm from 2002 to 2011. In 1999, he founded and, until 2002, led the development of UBS Capital’s Australian and New Zealand business. Prior to that, he spent four years with Macquarie Direct Investment, a venture capital firm in Sydney, Australia, and one year at BancBoston Capital in Boston, Massachusetts. Mr. Jones began his career as a consultant with McKinsey & Company in Australia and New Zealand. He is Chairman of Derwent Executive and Chair of the National Museum of Australia. He is a director of EC English Pty Ltd, EMR Capital Pty Ltd and Cape York Partnership Group Limited. Mr. Jones holds a Bachelor of Engineering (First Class Hons.) from the University of Melbourne and a Master of Business Administration from Harvard Business School. His term as director expires in 2017 (subject to the Company’s bye-laws: see “Board Practices” under this Item 6 and “Election or Removal of Directors” under Item 10).

Ms. Chima was appointed as a casual director (see “Election or Removal of Directors” under Item 10 for a description of a “casual director”) on September 12, 2016. Since 2015, she has been the Chief Information Officer for Burberry plc, where she oversees Burberry’s technology division that is central to its strategy development. From 2010 to 2015, she held several leadership roles, including most recently the Chief Information Officer for Asia (2014-2015), at Wal-Mart Stores, a multinational retail corporation that operates a chain of hypermarkets, discount department stores and grocery stores. Prior to recent experiences in retailing, she spent over 15 years in the financial services industry. She was the Vice President of Corporate Systems at American Express (New York) from 2006 to 2010. Prior to that, she spent two years at JPMorgan Chase (New York) and a number of years at TXU Gas & Electric (Dallas) and PricewaterhouseCoopers (London) as a consultant. Ms. Chima serves on external boards and participates in mentoring networks which include: World Affairs Council – Washington, DC; STEMconnector®; United Nations ESCAP Task Force; Information Technology Senior Management Forum (ITSMF); Executive Leadership Council (ELC); International Women’s Forum (IWF); and most recently, B20 Employment Taskforce. She received her Bachelor of Arts degree from the University of Hull in the U.K. Her term as director expires at the Company’s next annual general meeting, at which she will be subject to re-appointment by the Company’s shareholders.

Mr. Scown was appointed as a casual director (see “Election or Removal of Directors” under Item 10 for a description of a “casual director”) on September 12, 2016. He is the Asia Managing Director, Treasury, for Intel Capital (since 2006). From 1999 to 2006, he served as Intel Capital’s Asia Regional Counsel. Before joining Intel, he practiced law as an associate and partner with Russin & Vecchi, LLC in the firm’s San Francisco and Ho Chi Minh City, Vietnam offices (1988-1998) and worked in hotel development as Asia Assistant Regional Counsel for Marriott International, Inc. (1998-1999). Prior to commencing his legal practice, Mr. Scown served as a Foreign Service Officer with the U.S. Department of State (1985-1988). From 2007 to 2015, he served on the board of directors and audit committee of eLong, Inc. a NASDAQ-listed mobile and online travel service provider in China. He has also served as a director of the Hong Kong Venture Capital and Private Equity Association (2008-2013) and was the Chairman (1995-1996) and a founding member (1994-1998) of the Board of Governors of the American Chamber of Commerce in Vietnam, Ho Chi Minh City Chapter. He is a graduate of U.C. Berkeley (A.B.), the University of San Francisco School of Law (J.D.) and a member of the California Bar. His term as director expires at the Company’s next annual general meeting, at which he will be subject to re-appointment by the Company’s shareholders.

Compensation
For the year ended December 31, 2016, we and our subsidiaries provided our fourteen (2015: eleven; 2014: eleven) directors and executive officers as a group aggregate remuneration, pension contributions, allowances and other benefits of approximately $3,883,213 (2015: $3,321,927; 2014: $3,629,037) including non-cash compensation of $921,367 (2015: $851,101; 2014: $1,267,491) associated with the ECPs.
In 2016, we and our subsidiaries incurred $133,250 (2015: $82,184; 2014: $90,566) in costs to provide pension, retirement or similar benefits to our officers and directors pursuant to our retirement plan and pension plan.
At the annual general meetings of our shareholders held on June 19, 2015 and June 17, 2016, our shareholders approved that the maximum number of directors that compromise our whole Board be fixed at 9 persons, that any vacancies on our Board be declared to be casual vacancies and that our Board be authorized to fill those casual vacancies as and when our Board deems fit. Immediately prior to March 31, 2016, we had 7 directors and 2 casual vacancies on our Board. Two of our independent directors (Mr Roderick E. Chalmers and Mr Yam Kam Hon Peter) resigned from our Board with effect from March 31, 2016, as a result of which there were then 5 directors and 4 casual vacancies on our Board. Two new independent directors (Ms. Funmibi Chima and Mr. Michael J. Scown) were then appointed by our Board to fill 2 out of the 4 casual vacancies on our Board, with effect from September 12, 2016, as a result of which there were then 7 directors and 2 casual vacancies on our Board. Ms. Chima’s and Mr. Scown’s terms as casual directors will continue until our next annual general meeting of shareholders, at which they will then be subject to re-election as directors by our shareholders (see “Election or Removal of Directors” under Item 10). One of our independent directors (Mr James A. Watkins) resigned from our Board with effect from January 1, 2017, as a result of which there are currently 6 directors and 3 casual vacancies on our Board.
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

We have employment agreements with each of our other executive officers. Each employment agreement contains a non-competition provision preventing the employee from undertaking or becoming involved in any business activity or venture during the term of employment without notice to us and our approval. The employee must keep all of our proprietary and private information confidential during the term of employment and for a period of three years after the termination of the agreement. We can assign the employee to work for another company if the employee’s duties remain similar. In addition, we retain the rights to all trademarks and copyrights acquired and any inventions or discoveries made or discovered by the employee during the employee’s term of employment. Each employment agreement contains a three or six-months’ notice provision for termination, and does not have a set term of employment. Bonus provisions are determined on an individual basis. Our executive officers have, on average, approximately 23 years of service with us

Board Practices

At the annual general meetings of our shareholders held on June 19, 2015 and June 17, 2016, our shareholders approved that the maximum number of directors that compromise our whole Board be fixed at 9 persons, that any vacancies on our Board be declared to be casual vacancies and that our Board be authorized to fill those casual vacancies as and when our Board deems fit. Immediately prior to March 31, 2016, we had 7 directors and 2 casual vacancies on our Board. Two of our independent directors (Mr Roderick E. Chalmers and Mr Yam Kam Hon Peter) resigned from our Board with effect from March 31, 2016, as a result of which there were then 5 directors and 4 casual vacancies on our Board.  Two new independent directors (Ms. Funmibi Chima and Mr. Michael J. Scown) were then appointed by our Board to fill 2 out of the 4 casual vacancies on our Board, with effect from September 12, 2016, as a result of which there were then 7 directors and 2 casual vacancies on our Board. Ms. Chima’s and Mr. Scown’s terms as casual directors will continue until our next annual general meeting of shareholders, at which they will then be subject to re-election as directors by our shareholders (see “Election or Removal of Directors” under Item 10). One of our independent directors (Mr James A. Watkins) resigned from our Board with effect from January 1, 2017, as a result of which there are currently 6 directors and 3 casual vacancies on our Board. At the present time, the Company does not intend to appoint a new director to fill the casual vacancy resulting from Mr. Watkins’ resignation.

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

Pursuant to the requirements described above, the terms of 3 of our directors (Mr. David F. Jones, Ms. Funmibi Chima and Mr. Michael J. Scown) will be expiring at our next annual general meeting of shareholders, at which they will then be subject to re-election as directors by our shareholders.

We currently have 5 non-executive directors. Non-executive directors receive a cash fee of $15,000 per year, plus an additional $4,000 for each board meeting attended. Non-executive directors who are members of the audit committee also receive a cash fee of $5,000 per year. In addition, the chairman of the compensation committee receives an additional cash fee of $3,000 per year, with effect from services rendered in the year 2016 (and for subsequent years thereafter).

Executive officers serve at the discretion of the Board of Directors.

Committees of the Board of Directors

We have established an audit committee and an executive committee of our Board of Directors. The audit committee recommends the appointment of auditors, oversees accounting and audit functions and other key financial matters of our company. The audit committee meets at least four times a year. Eddie Heng Teng Hua, David Jones and Michael Scown are the current members of the audit committee and the Board of Directors determined that Mr. Heng is an audit committee financial expert as defined under appropriate SEC guidelines. The executive committee acts for the entire Board of Directors between board meetings in respect of certain matters. Merle A. Hinrich, Eddie Heng Teng Hua and Sarah Benecke are the current members of the executive committee.

We have a separately-designated standing compensation committee, consisting of independent directors. The current members of the compensation committee are Sarah Benecke, David Jones, Eddie Heng Teng Hua, Funmibi Chima and Michael Scown. The primary function of the compensation committee is to approve compensation packages for each of the Company’s executive officers. The compensation committee held at least one meeting in the fiscal year ended December 31, 2016.

We have an executive sessions committee, consisting of the independent directors. The current members of the executive sessions committee are David Jones, Eddie Heng Teng Hua, Sarah Benecke, Funmibi Chima and Michael Scown. The executive sessions committee meets to discuss matters under the purview of the independent directors. The executive sessions committee held at least two meetings in the fiscal year ended December 31, 2016.

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

Employees
As of December 31, 2016, we had 1,095 (2015: 449) employees worldwide, the majority of whom work in sales, management, technical or administrative positions. We consider our employee relationships to be satisfactory. Our employees are not represented by labor unions and we are not aware of any attempts to organize our employees.
The following summarizes the approximate number of employees and independent contractors by function:
	Year 2016
Function	Employees	Independent Contractors	Total

Sales	641	724	1,365
Trade Show Services	49	49	98
Content Development	51	103	154
Community Development	64	22	86
Information System Department (includes CIO office)	95	50	145
Corporate Marketing	29	5	34
General & Administration	166	53	219
Total	1,095	1,006	2,101

Share Ownership

Information on the ownership of our common shares is given under Item 7, Major Shareholders and Related Party Transactions.

Equity Compensation Plans

On December 30, 1999, we established The Global Sources Employee Equity Compensation Trust (the “Trust”) for the purpose of administering monies and other assets contributed to the Trust for the establishment of equity compensation and other benefit plans, including The Global Sources Employee Equity Compensation Plan (“ECP”) Numbers IV through VII described below. The Trust is administered by Estera Services (Bermuda) Limited (previously known as “Harrington Trust Limited”, then as “Appleby Trust (Bermuda) Ltd.”, and then as “Appleby Services (Bermuda) Ltd.”), as trustee (the “Trustee”). The number of shares that may be sold pursuant to these plans is limited to the number of our shares held by the Trust. Following our takeover of Trade Media on April 14, 2000, the Trade Media shares were exchanged for our common shares. These Trade Media shares currently represent our common shares. As of February 28, 2017, the Trustee holds 554,313 of our common shares, consisting of common shares contributed to and held in the Trust, as well as already vested common shares under the plans which are held in trust by the Trustee for various grantees who have elected to utilize the trust services of the Trustee for such purpose.  The Trustee has informed us that it does not intend to acquire any additional shares.  In exercising its powers, including the voting of securities held in the Trust, the Trustee may be directed by the plan committee (“ECP Plan Committee”), whose members are selected by the board of directors of one of our wholly-owned subsidiaries.

Pursuant to a Declaration of Trust dated November 28, 2006 by the Trustee, “The Global Sources Equity Compensation Trust 2007” (the “2007 Trust”) was established. The 2007 Trust is administered by Estera Services (Bermuda) Limited (the “2007 Trustee”) as trustee. The purpose of the 2007 Trust is to administer shares contributed by us to the 2007 Trust from time to time in connection with providing equity compensation benefits under The Global Sources Equity Compensation (2007) Master Plan described below (“ECP 2007 Master Plan”). As of February 28, 2017, the 2007 Trustee does not hold any unvested common shares contributed by us in the 2007 Trust, but the 2007 Trustee holds 20,981 already vested common shares under the ECP 2007 Master Plan which are held in trust by the 2007 Trustee for various grantees who have elected to utilize the trust services of the 2007 Trustee for such purpose. In exercising its powers under the 2007 Trust, the 2007 Trustee may be directed by the plan committee to be constituted and appointed by our Board of Directors. The plan committee (“ECP 2007 Plan Committee”) was constituted and appointed by our Board of Directors on February 15, 2007.

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

The Global Sources Equity Compensation (2007) Master Plan

The ECP 2007 Master Plan was approved by our shareholders on May 8, 2006. The ECP 2007 Master Plan became effective on January 1, 2007 and, unless terminated earlier by our Board of Directors, was due to expire on December 31, 2012 (but its expiration date has since been extended to December 31, 2017 (as described below)). Our employees, directors and consultants and the employees, directors and consultants of our subsidiaries and of our and our subsidiaries’ independent contractors (“Team Members”) are eligible to be awarded grants of our common shares under the ECP 2007 Master Plan. The grantees and the number of shares to be awarded, and the vesting rules and other terms and conditions, are determined by the ECP 2007 Plan Committee, which is authorized under the ECP 2007 Master Plan to issue supplementary or subsidiary documents to set out and evidence such vesting rules and other terms and conditions. The total number of shares to be awarded under the ECP 2007 Master Plan was subject to a limit of 3,000,000 common shares.

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

Major Shareholders

The following table sets forth information about those persons who hold more than 5% of our total outstanding common shares and the share ownership of our directors and officers as of February 28, 2017. The information is based upon our knowledge of the share ownership of such persons on February 28, 2017.

Common Shares Beneficially Owned
Name of Beneficial Owner	Shares		Percentage **

Merle Allan Hinrich	15,725,904	***	64.92	%***
Craig Pepples	*		*
Connie Lai	*		*
Brent Barnes	*		*
Peter Zapf	*		*
Sarah Benecke	*		*
Eddie Heng Teng Hua	*		*
David F. Jones	*		*
Funmibi Chima	*		*
Michael J. Scown	*		*
All officers and directors as a group (10 persons)	16,295,349		67.27%
York Lion, L.P. et al. Ugland House, South Church Street, Box 309, Grand Cayman, KY1-1104, Cayman Islands	2,150,149	****	8.88	%****

*            Indicates beneficial ownership of less than 1%.

**
Based upon 24,222,272 common shares issued and outstanding as of February 28, 2017. The percentage figures are calculated based on our total issued and outstanding common shares (and do not take into account that portion of our total issued common shares which are held as treasury shares).

***
As of February 28, 2017, Mr. Merle Allan Hinrich has the sole power to vote and dispose of 14,125,397 common shares beneficially owned by him (representing approximately 58.31% of our total issued and outstanding common shares), may be deemed to have shared power with his wife Miriam Hinrich to vote or direct to vote and dispose of 288,254 common shares owned by her (representing approximately 1.19% of our total issued and outstanding common shares) and may be deemed to have shared power with Hinrich Investments Limited to vote or direct to vote and dispose of 1,312,253 common shares owned by Hinrich Investments Limited (representing approximately 5.42% of our total issued and outstanding common shares).  Hinrich Investments Limited is owned by a nominee company in trust for the Hinrich Foundation, of which Mr. Hinrich serves as the chairman of the council of members (the decision-making body), and of which he was the founder and the initial settlor.

Mr. Hinrich, who is our Executive Chairman, may therefore be deemed to beneficially own up to approximately 64.92% of our total issued and outstanding common shares as of February 28, 2017 (as described above), and he is deemed our controlling shareholder.

****
Based on Schedule 13D filed on October 3, 2016 by a group comprising S. Nicholas Walker (“Mr. Walker”), York Lion, L.P. (“Lion L.P.”) and York GP, Ltd. (“York GP”). Mr. Walker is the Managing Director of York GP, which serves as the general partner of Lion L.P.  York GP shares the same address as Lion L.P. Mr. Walker also owns an interest in Lion L.P. Additionally, Mr. Walker’s IRA owns an interest in Lion L.P., and he is the beneficiary of a trust, which owns an interest in Lion L.P. The address for Mr. Walker is Praia do Flamengo 278, Flamengo, Rio de Janeiro, Brazil.

Based on a Schedule 13D filed on March 27, 2017, by a group comprising of GAMCO Asset Management Inc., GAMCO Investors, Inc., Gabelli Funds, LLC,  Gabelli & Company Investment Advisers, Inc., MJG Associates, Inc., Teton Advisors, Inc., and Gabelli Foundation, Inc., ET. AL., Mario J. Gabelli is deemed to have beneficial ownership of common shares representing 5.01% of our outstanding common shares as reported on our website as of June 30, 2016 (which was 23,914,616 common shares).

As of February 28, 2017, we believe that approximately 10,779,092 of our shares, or approximately 44.50% of our total issued and outstanding common shares, were beneficially owned by U.S. holders and there were 559 shareholders of record in the U.S. (excluding any U.S. holders who may be holding our shares through brokerage firms).

Neither our major shareholders nor our directors or officers have different voting rights. We do not know of any arrangement which may at a subsequent date result in a change in control of our company.

Related Party Transactions
There were no material related party transactions from January 1, 2016 to February 28, 2017.

ITEM 8.                          FINANCIAL INFORMATION

CONSOLIDATED FINANCIAL STATEMENTS
For the year ended December 31, 2016

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders

In our opinion, the accompanying consolidated balance sheets and the related consolidated income statements, statements of comprehensive income, changes in equity and cash flows present fairly, in all material respects, the financial position of Global Sources Ltd. (the ‘Company’) and its subsidiaries at December 31, 2016, and December 31, 2015 and the results of their operations and their cash flows for each of the three years ended December 31, 2016 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control - Integrated Framework 2013 issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Report of Management on Internal Control over Financial Reporting.

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

/s/ PricewaterhouseCoopers LLP
Singapore
March 29, 2017

GLOBAL SOURCES LTD. AND SUBSIDIARIES
CONSOLIDATED INCOME STATEMENTS

(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

	Year ended December 31,
	2016	2015	2014

Revenue:
Exhibitions.	$92,381	$91,854	$88,941
Online and other media services	58,340	70,242	82,430
Miscellaneous	6,946	8,929	7,911
	157,667	171,025	179,282
Operating Expenses:
Sales	44,767	50,231	56,095
Event production	25,084	24,533	23,333
Community and content	17,163	20,535	22,267
General and administrative	43,019	43,697	48,004
Information and technology	11,315	13,348	12,126
Total Operating Expenses	141,348	152,344	161,825
Profit on sale of property	-	9,791	-
Profit from Operations	16,319	28,472	17,457
Interest income	558	792	1,223
Gain on sale of available-for-sale securities	93	188	11
Profit on sale of long term investment	43	-	-
Interest expenses	(23)	(83)	(186)
Profit before Income Taxes	16,990	29,369	18,505
Income tax credit/(expense)	1,328	(4,609)	(1,646)
Net Profit from continuing operations	$18,318	$24,760	$16,859
Net Profit from discontinued operations, net of income tax	-	5,629	1,982
Net Profit	$18,318	$30,389	$18,841
Net loss/(profit) attributable to non-controlling interests from:
Continuing operations	51	(765)	548
Discontinued operations	-	264	(1,059)
Total	51	(501)	(511)
Net Profit attributable to the Company’s shareholders from:
Continuing operations	$18,369	$23,995	$17,407
Discontinued operations	-	5,893	923
Total	$18,369	$29,888	$18,330
Basic net profit per share attributable to the Company’s shareholders from:
Continuing operations	$0.77	$0.87	$0.54
Discontinued operations	-	0.22	0.03
Total	$0.77	$1.09	$0.57
Shares used in basic net profit per share calculations	23,897,328	27,404,537	31,953,136
Diluted net profit per share attributable to the Company’s shareholders from:
Continuing operations	$0.73	$0.83	$0.52
Discontinued operations	-	0.20	0.03
Total	$0.73	$1.03	$0.55
Shares used in diluted net profit per share calculations	25,305,261	28,820,976	33,482,371

The notes on pages 68 to 112 are an integral part of these consolidated financial statements.

GLOBAL SOURCES LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

	Year ended December 31,

	2016	2015	2014

Net profit	$18,318	$30,389	$18,841
Other comprehensive income that may be reclassified subsequently to profit or loss:
Currency translation differences arising from consolidation	(6,867)	(6,150)	(2,832)
Reclassification to income statement of currency translation differences on disposal of subsidiary	-	(209)	-
Financial assets, available-for-sale:
Fair value gains	127	165	141
Reclassification to income statements on disposal	(93)	(345)	(11)
Other comprehensive loss for the year, net of tax of $nil	(6,833)	(6,539)	(2,702)
Total comprehensive income for the year	11,485	23,850	16,139
Total comprehensive income attributable to the Company’s shareholders	11,839	23,894	15,657
Total comprehensive (loss)/income attributable to non-controlling interests	(354)	(44)	482
Total comprehensive income for the year	$11,485	$23,850	$16,139
Total comprehensive income attributable to the Company’s shareholders:
Continuing operations	11,839	18,127	14,740
Discontinued operations	-	5,767	917
	$11,839	$23,894	$15,657

The notes on pages 68 to 112 are an integral part of these consolidated financial statements.

GLOBAL SOURCES LTD. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

	As at December 31,

	2016	2015
ASSETS
Current assets
Cash and cash equivalents	$88,749	$70,356
Term deposits with banks	9,919	9,097
Financial assets, available-for-sale	11,234	-
Accounts receivables, net	838	849
Receivables from sales representatives	4,962	8,802
Inventories	111	176
Prepaid expenses and other current assets	14,129	16,268
	129,942	105,548
Non-current assets
Property and equipment	71,604	59,064
Investment properties	47,955	69,726
Intangible assets	16,907	26,309
Financial assets, available-for-sale	257	-
Long term investment	-	100
Deferred income tax assets	2,669	389
Other non-current assets	2,118	951
	141,510	156,539
Total assets	$271,452	$262,087

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities
Accounts payable	$5,681	$7,383
Deferred income and customer prepayments	77,450	75,265
Accrued liabilities	14,917	15,183
Income tax liabilities	934	2,990
	98,982	100,821
Non-current liabilities
Accounts payable	-	289
Deferred income and customer prepayments	4,040	2,917
Deferred income tax liabilities	2,453	4,493
	6,493	7,699

Total liabilities	$105,475	$108,520

Commitments and contingencies (note 25 and 26)

Equity attributable to Company’s shareholders
Common shares	536	533
Treasury shares	(250,089)	(250,089)
Other reserves	153,181	157,562
Retained earnings	258,293	239,812
Total Company shareholders’ equity	161,921	147,818
Non-controlling interests	4,056	5,749
Total equity	$165,977	$153,567
Total liabilities and equity	$271,452	$262,087

The notes on pages 68 to 112 are an integral part of these consolidated financial statements.

GLOBAL SOURCES LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

	Attributable to the Company’s shareholders
	Common	Treasury	Other	Retained		Non-controlling	Total
	shares	shares	reserves	earnings	Total	interests	equity

Balance at January 1, 2014	$525	$(150,089)	$161,950	$191,594	$203,980	$9,582	$213,562

Total comprehensive income for the year	-	-	(2,673)	18,330	15,657	482	16,139
Transaction with owners:
Fair value of non-controlling interest in business acquisition	-	-	-	-	-	4,894	4,894
Dividend issued by a subsidiary to non-controlling interests	-	-	-	-	-	(1,490)	(1,490)
Fair value of non-cash compensation expense	-	-	1,857	-	1,857	-	1,857
Capitalization of intangible assets relating to share grants for non-compete agreements	-	-	112	-	112	-	112
Purchase of treasury shares	-	(50,000)	-	-	(50,000)	-	(50,000)
Issue of new shares	4	-	(4)	-	-	-	-
Balance at December 31, 2014	$529	$(200,089)	$161,242	$209,924	$171,606	$13,468	$185,074

Total comprehensive income for the year	-	-	(5,994)	29,888	23,894	(44)	23,850
Transaction with owners:
Non-controlling interests in subsidiary sold	-	-	-	-	-	(5,795)	(5,795)
Dividend issued by a subsidiary to non-controlling interest	-	-	-	-	-	(1,880)	(1,880)
Fair value of non-cash compensation expense	-	-	2,149	-	2,149	-	2,149
Capitalization of intangible assets relating to share grants for non-compete agreements	-	-	169	-	169	-	169
Purchase of treasury shares	-	(50,000)	-	-	(50,000)	-	(50,000)
Issue of new shares	4	-	(4)	-	-	-	-
Balance at December 31, 2015	$533	$(250,089)	$157,562	$239,812	$147,818	$5,749	$153,567

Total comprehensive income for the year	-	-	(6,530)	18,369	11,839	(354)	11,485
Reclassification arising from change in functional currency of a subsidiary	-	-	(112)	112	-	-	-
Transaction with owners:
Dividend issued by a subsidiary to non-controlling interest	-	-	-	-	-	(1,339)	(1,339)
Fair value of non-cash compensation expense	-	-	1,905	-	1,905	-	1,905
Capitalization of intangible assets relating to share grants for non-compete agreements	-	-	359	-	359	-	359
Issue of new shares	3	-	(3)	-	-	-	-
Balance at December 31, 2016	$536	$(250,089)	$153,181	$258,293	$161,921	$4,056	$165,977

The notes on pages 68 to 112 are an integral part of these consolidated financial statements.

GLOBAL SOURCES LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

	Year ended December 31,

	2016	2015	2014
Cash flows from operating activities
Net profit	$18,318	$30,389	$18,841
Adjustments for:
Income tax (credit)/expense	(1,328)	4,888	2,468
Depreciation and amortization	8,946	10,326	13,061
Profit on sale of property and equipment and investment property	(12)	(9,793)	(41)
Gain on sale of available-for-sale securities	(93)	(345)	(11)
Gain on sale of long term investment	(43)	-	-
Profit on sale of subsidiary	-	(6,382)	-
Interest income	(558)	(828)	(1,314)
Provision/(write back) for impairment of receivables	111	(35)	166
Interest expense	23	83	186
Non-cash compensation expense	1,905	2,149	1,857
Equipment written off	-	95	40
Impairment of intangible assets	4,791	-	2,242
Net foreign exchange differences	308	561	76
Changes in working capital (excluding the effects of acquisition and exchange differences on consolidation):
Accounts receivable	(100)	450	687
Receivables from sales representatives	3,862	(1,389)	2,732
Inventories	65	(21)	112
Prepaid expenses and other current assets	2,031	468	1,549
Other non-current assets	(1,178)	147	657
Accounts payable	(1,293)	(642)	(1,921)
Accrued liabilities	(141)	(2,884)	(19)
Deferred income and customer prepayments	3,598	(4,300)	(5,977)
Cash generated from operations	39,212	22,937	35,391
Income tax paid	(4,803)	(6,973)	(3,120)
Net cash generated from operating activities	34,409	15,964	32,271

Cash flows from investing activities:
Acquisition of subsidiary, net of cash acquired and related contingent consideration	(618)	(2,556)	(9,019)
Net cash flow from sale of subsidiary	-	(9)	-
Proceeds from disposal of long term investment	143	-	-
Acquisition of intangible assets	-	(584)	(515)
Purchase of property and equipment and investment property	(435)	(837)	(18,154)
Proceeds from sale of property and equipment and investment property, net of transaction costs	14	20,379	57
Placement of term deposits with banks	(18,649)	(16,411)	(6,098)
Proceeds from matured term deposits with banks	17,708	11,681	1,932
Purchase of available-for-sale financial assets	(33,693)	(12,883)	(2,640)
Proceeds from sale of available-for-sale securities	22,329	16,946	5,183
Interest received	528	771	1,247
Net cash (used in)/generated from investing activities	(12,673)	16,497	(28,007)

Cash flows from financing activities:
Additional investment in subsidiary by non-controlling shareholder	-	-	149
Dividend paid to non-controlling interests	(1,339)	(1,880)	(1,490)
Purchase of treasury shares	-	(50,000)	(50,000)
Net cash used in financing activities	(1,339)	(51,880)	(51,341)

Net increase /(decrease) in cash and cash equivalents	20,397	(19,419)	(47,077)
Cash and cash equivalents, beginning of the year	70,356	90,223	137,359
Effect of exchange rate changes on cash and cash equivalents	(2,004)	(448)	(59)
Cash and cash equivalents, end of the year	$88,749	$70,356	$90,223

The notes on pages 68 to 112 are an integral part of these consolidated financial statements.

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

The Company was incorporated in Bermuda. The Company’s registered office address is Canon’s Court, 22 Victoria Street, Hamilton, HM 12, Bermuda.

In 2015, the Group sold its 60.1% interest in its subsidiary eMedia Asia Limited. In compliance with IFRS 5 Non-current Assets Held for Sale and Discontinued Operations, the operating results of this subsidiary, including prior year comparatives, are presented separately on the consolidated income statement as part of discontinued operations.

These financial statements were authorized for issue by the executive committee of the Board of Directors on March 29, 2017.

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

New and amended standards adopted by the Group:

On January 1, 2016, the Group adopted the new or amended IFRS and IFRIC interpretations that are mandatory for application for the financial year. Changes to the Group’s accounting policies have been made as required, in accordance with the transitional provisions in the respective IFRS and IFRIC interpretations. The adoption of these new or amended standards and interpretations did not have a material impact on the Group’s consolidated financial statements.

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

(b)            Trademarks

Trademarks acquired in a business combination are recognized at fair value at the acquisition date.  Trademarks have a finite useful life and are carried at cost less accumulated amortization and any accumulated impairment losses. Amortization is calculated using the straight-line method over their estimated useful lives of 7 to 10 years. The useful lives are reviewed, and adjusted if appropriate, at the end of each reporting period.

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

Directly attributable costs that are capitalized as part of the software product include fees paid to consultants for software development, the software development employee costs and an appropriate portion of relevant overheads. Other development expenditures that do not meet these criteria are recognized as an expense as incurred. Computer software development costs are amortized over their estimated useful lives of 3 years. Costs associated with maintaining computer software are recognized as an expense as incurred.

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

2.16            Revenue recognition

The Group derives its revenue from organizing exhibitions and business seminars, advertising fees in its websites and published trade magazines and sales of trade magazines and reports.

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

GLOBAL SOURCES LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

Revenue from organizing exhibitions and business seminars is recognized at the conclusion of the event and the related direct event production costs are deferred and recognized as expenses upon conclusion of the event. Revenue from advertising in websites and trade magazines, net of discounts, are recognized ratably over the period in which the advertisement is displayed. Revenue from sales of trade magazines and reports is recognized upon delivery of the magazine/report. Magazine subscriptions received in advance are deferred and recognized as revenue upon delivery of the magazine. When multiple deliverables are contracted under a single arrangement, the Group allocates the total consideration to each unit of accounting based on its relative percentage of the total fair value of all units of accounting included in the arrangement. Where the Group is unable to determine the fair value of each of the unit in an arrangement, total consideration is allocated by estimating the stand-alone selling price for one performance obligation if a directly observable price exists.

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

2.19            Transactions with independent sales representatives

The Group utilizes independent sales representatives in various territories to promote the Group’s products and services. Under these arrangements, these sales representatives are entitled to commissions as well as marketing fees. Commission expenses are expensed as incurred. For online and other media services, the commission expense is incurred when the associated revenue is recognized or when the associated accounts receivable are paid, whichever is earlier. For exhibitions, the commission expense is incurred when the associated revenue is recognized, upon conclusion of the event.

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

The Group has not engaged in foreign currency hedging activities. Historically a majority (ranging between 98% to 99%) of the revenue is denominated in USD or is received in Hong Kong Dollar ('HKD'), RMB or New Taiwan Dollar ('TWD'). HKD is currently pegged to the USD. RMB has weakened against USD in 2015 and 2016. TWD is relatively stable against USD.

The Group has certain investments in foreign operations, whose net assets are exposed to foreign currency translation risk. Currency exposure arising from the net assets of the Group’s foreign operations is managed primarily through identification of the specific risks and taking appropriate measures to alleviate the risk.

At December 31, 2016, if the RMB had weakened/strengthened by 6% (2015: 4%) against the USD with all other variables held constant, profit before tax for the year would have been $72 (2015: $48) lower/higher as a result of foreign currency losses/gains on translation of RMB denominated monetary assets and liabilities.

GLOBAL SOURCES LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

(ii)            Cash flow and fair value interest rate risk

The Group has no interest-bearing borrowings as at December 31, 2016 and 2015. The Group’s exposure to changes in market interest rates is mainly attributable to its interest-bearing assets including term deposits with banks, available-for-sale financial assets and cash and cash equivalents. As at December 31, 2016 and December 31, 2015, the term deposits with banks are all fixed interest rate instruments and the available-for-sale securities are highly liquid and are short term in nature or are equity instruments. Therefore interest rate risk is considered to be insignificant.

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

The Group’s financial liabilities which consist of accounts payable and accrued liabilities are due within
12 months, except $nil (2015: $289) which are payable over next two years. The contractual undiscounted cash flows of current financial liabilities approximate their carrying amounts as the impact of discounting is not significant. The undiscounted cash flow of the non-current financial liabilities is $nil (2015: $308) as at December 31, 2016.

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

(vi)            Fair value estimation

The table below analyses financial instruments carried at fair value, by valuation method. The different levels have been defined as follows:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.
•	Level 2: inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices).
•	Level 3: inputs for the asset or liability that are not based on observable market data (that is unobservable inputs).

The following table presents the Group’s assets and liabilities that are measured at fair value.

	Level 1	Level 2	Level 3	Total

December 31, 2016
Asset
Available-for-sale securities	$11,234	$-	$257	$11,491
Total asset	$11,234	$-	$257	$11,491
December 31, 2015
Asset
Available-for-sale securities	$-	$-	$-	$-
Total asset	$-	$-	$-	$-

December 31, 2016
Liability
Contingent consideration payable in a business combination	$-	$-	$284	$284
Total liability	$-	$-	$284	$284

December 31, 2015
Liability
Contingent consideration payable in a business combination	$-	$-	$897	$897
Total liability	$-	$-	$897	$897

GLOBAL SOURCES LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

The following table presents the changes in level 3 instruments for the year ended December 31, 2016 and 2015:

	Financial assets, available-for-sale	Contingent consideration	Total
December 31, 2016
Opening balance	$-	$(897)	$(897)
Purchases	257	-	257
Contingent consideration paid in relation to acquisition of Topranch Limited	-	618	618
Losses recognized in consolidated income statement	-	(5)	(5)
Closing balance	$257	$(284)	$(27)

December 31, 2015
Opening balance	$-	$(3,414)	$(3,414)
Contingent consideration paid in relation to acquisition of Topranch Limited	-	2,556	2,556
Losses recognized in consolidated income statement	-	(39)	(39)
Closing balance	$-	$(897)	$(897)

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

If one or more of the significant inputs is based on unobservable market data, the instrument is included in level 3.  Changing one or more of the unobservable inputs in the valuation technique used for level 3 instruments will not significantly impact the fair value of these instruments.

The assessment of the fair value of unquoted equity securities is performed at the balance sheet date based on the latest available data such as underlying net asset value of the investee entity to approximate the fair value as at reporting date.

The contingent consideration is payable if the average profit before tax increased by 11% or more for 2015 and 2016 compared to 2013. The contingent consideration was measured at fair value on the date of acquisition by applying the income approach and held as a financial liability on the balance sheet. This is a level 3 fair value measurement. The fair value estimates are based on a discount rate of 6% (2015: 6%) and estimated revenue and/or average profit before tax for the relevant period as at date of acquisition. The fair values of investment properties are disclosed under note 12.

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

GLOBAL SOURCES LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

(a)            Income Taxes

The Group has exposure to income taxes in numerous jurisdictions. Significant judgment is involved in determining the Group-wide provision for income taxes and recognition of deferred tax assets. There are certain transactions and computations for which the ultimate tax determination is uncertain during the ordinary course of business. The Group recognizes liabilities for expected tax issues (note 9) based on reasonable estimates of whether additional taxes will be due and recognizes deferred income tax assets (note 15) on carried forward tax losses and on deductible temporary differences to the extent there are sufficient estimated future taxable profits and/or taxable temporary differences against which the tax losses and temporary differences can be utilized. Where the final tax outcome of these matters is different from the amounts that were initially recognized, such differences will impact the income tax and deferred tax recognized in the period in which such determination is made.

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

An impairment review involves a comparison of the carrying value of the asset with the higher of value in use based on management cash flow projections or fair value less cost to sell based on market comparable transactions or income approach. Key areas of judgment in estimating the recoverable amount of a CGU are the growth in cash flows over a five-year forecast period, the long term growth rate assumed thereafter and the discount rate applied to the forecast cash flows.

There was no impairment to goodwill during the year ended December 31, 2016. During the year ended December 31, 2016 the Group recorded a trademark intangible asset impairment charge of $4,791 relating to the Haoji Group’s exhibitions business. A detailed discussion on the events leading to the impairment charge is included in note 13. After recording this impairment charge the balance of intangible assets relating this business as at December 31, 2016 was nil. The Group recorded impairment to trademark intangible asset of nil and $2,238 during the year ended December 31, 2015 and 2014, respectively, relating to Haoji Group’s exhibitions business. Goodwill relating to this business was fully impaired in 2013.  A sensitivity analysis has been performed for the Exhibition business relating to Topranch Limited based on changes in key assumptions considered to be reasonably possible by management. There will be no impact to the Group’s results after tax if the pre-tax discount rate and the revenue growth applied to the discounted cash flows for this Exhibition business at December 31, 2016 is raised by 1% (2015: 1%) and decreased by 1% (2015: 1%), respectively, with all other variables including tax rate being held constant.

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

The Group considers the business from a services perspective. The reportable operating segments derive their revenue primarily from the exhibitions and from the online and other media services. The various exhibitions within the exhibitions segment have been aggregated into one reportable segment as they have similar long term economic growth trend.

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

The segment information provided to the CODM for the reportable segments for the year ended December 31, 2016 is as follows:

	Exhibitions	Online and other media services	All other segments	Total

Revenue from external customers	$92,381	$58,340	$6,946	$157,667
Reportable segment profit from operations	$5,719	$7,392	$3,208	$16,319
Impairment of intangible assets	$4,791	$-	$-	$4,791
Depreciation and amortization	$4,666	$2,689	$1,591	$8,946
Other material non-cash items:
Non-cash compensation expenses	$1,168	$737	$-	$1,905
Additions to property and equipment and intangible assets	$424	$367	$3	$794
Reportable segment assets	$145,659	$75,512	$50,281	$271,452

The segment information provided to the CODM for the reportable segments for the year ended December 31, 2015 is as follows:

	Exhibitions	Online and other media services	All other segments	Total

Revenue from external customers	$91,854	$70,242	$8,929	$171,025
Reportable segment profit from operations	$8,719	$5,234	$4,728	$18,681
Depreciation and amortization	$5,239	$1,654	$3,106	$9,999
Other material non-cash items:
Non-cash compensation expenses	$1,010	$1,139	$-	$2,149
Additions to property and equipment and intangible assets	$545	$1,001	$44	$1,590
Reportable segment assets	$120,310	$64,136	$77,641	$262,087

GLOBAL SOURCES LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

The segment information provided to the CODM for the reportable segments for the year ended December 31, 2014 is as follows:

	Exhibitions	Online and other media services	All other segments	Total

Revenue from external customers	$88,941	$82,430	$7,911	$179,282
Reportable segment (loss)/profit from operations	$(904)	$14,770	$3,591	$17,457
Impairment of intangible assets	$2,242	$-	$-	$2,242
Depreciation and amortization	$7,580	$1,539	$3,278	$12,397
Other material non-cash items:
Non-cash compensation expenses	$913	$944	$-	$1,857
Additions to property and equipment and intangible assets	$34,933	$9,118	$176	$44,227
Reportable segment assets	$132,772	$88,449	$92,790	$314,011

The revenue from external parties reported to the CODM is measured in a manner consistent with that in the consolidated income statement.

Revenue from barter transactions, which was mainly attributable to Online and Other media Services, was $4,438, $4,779 and $3,104 for the years ended December 31, 2016, 2015 and 2014, respectively. The expenses from barter transactions were $3,251, $3,370 and $3,940 for the years ended December 31, 2016, 2015 and 2014, respectively.

The amounts provided to the CODM with respect to total assets are measured in a manner consistent with that of the consolidated financial statements. These assets are allocated based on the operations of the segment. For the purposes of monitoring segment performance and allocating resources between segments, the CODM monitors the total assets attributable to each segment.

A reconciliation of the reportable segment profit from operations to profit before income taxes is provided as follows:

	2016	2015	2014

Total profit from operations for reportable segments	$16,319	$18,681	$17,457
Unallocated amounts:
Profit on sales of long term investment	43	-	-
Profit on sale of property	-	9,791	-
Interest income	558	792	1,223
Interest expenses	(23)	(83)	(186)
Gain on sale of available-for-sale securities	93	188	11
Profit before income taxes	$16,990	$29,369	$18,505

Revenue from external customers is derived mainly from the exhibitions and from the online and other media services. The online and other media services comprise online services and print services.

GLOBAL SOURCES LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

Breakdown of the revenue from all services is as follows:

	2016	2015	2014

Revenues
Exhibitions	$92,381	$91,854	$88,941
Online services	52,750	64,421	75,895
Print services	5,590	5,821	6,535
Miscellaneous	6,946	8,929	7,911
	$157,667	$171,025	$179,282

Miscellaneous income includes rental income for the year ended December 31, 2016, 2015 and 2014 of $5,266, $7,185 and $6,780, respectively.

Geographic information

Revenue by geographic locations is based on the location of the customer. Segment assets are based on the location of the assets. Non-current assets exclude investments and deferred income tax assets. There are no revenue and assets generated from or located in Bermuda.

	2016	2015	2014

Revenues
China	$140,542	$151,005	$155,432
Rest of Asia	16,809	19,741	23,441
United States	286	228	344
Europe	-	1	-
Others	30	50	65
	$157,667	$171,025	$179,282

	December 31, 2016	December 31, 2015

Non-current assets
China	$93,138	$108,528
Hong Kong	31,373	32,387
Rest of Asia	14,073	15,135
	$138,584	$156,050

There is no revenue derived from transactions with a single external customer that amounted to 10% or more of the Group’s revenue (2015: nil and 2014: nil).

6.            Interest income

	2016	2015	2014

Interest income
Balances with banks	$128	$76	$84
Term deposits with banks	430	716	1,139
	$558	$792	$1,223

GLOBAL SOURCES LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

7.            Expenses by nature

	2016	2015	2014

Depreciation of property and equipment (note 11)	$3,674	$3,670	$3,327
Depreciation of investment property (note 12)	1,591	2,015	2,197
Amortization of intangible assets (note 13)	3,681	4,314	6,873
Total depreciation and amortization	$8,946	$9,999	$12,397

Employee benefit expenses (note 8)	37,186	30,492	28,991
Rental expense on operating leases	15,498	14,407	13,016
Content, community, marketing and administrative service fees	12,995	25,842	26,259
Advertising costs	7,060	6,898	9,405
Sales commissions to third parties	27,173	35,466	39,091
Business tax	1,211	1,968	1,317
Legal and professional fees	730	1,374	1,211
Magazine, printing and mailing	796	961	1,172
Materials and supplies	10,838	10,700	11,197
Impairment of intangible assets (note 13)	4,791	-	2,242
Exchange loss	1,237	2,094	2,547
Other expenses	12,887	12,143	12,980
Total operating expenses	$141,348	$152,344	$161,825

The general and administrative expenses in the consolidated income statement consist of:

	2016	2015	2014

Amortization of intangible assets	$3,681	$4,314	$6,873
Impairment of intangible assets	4,791	-	2,242
Exchange loss	1,237	2,094	2,547
Other general and administrative expenses	33,310	37,289	36,342
	$43,019	$43,697	$48,004

8.            Employee benefit expenses

	2016	2015	2014

Wages and salaries	$31,629	$25,981	$25,005
Retirement contribution plans	2,638	1,753	1,705
Non-cash compensation expenses	1,804	1,824	1,431
Other employee’s benefits	1,115	934	850
	$37,186	$30,492	$28,991

9.            Income tax expense

Some of the Company’s subsidiaries operate in Hong Kong, China, Singapore and certain other jurisdictions and are subject to income taxes in their respective jurisdictions. The Group is also subject to withholding taxes for revenues earned in certain countries.

The Company received an exemption from Bermuda taxation under the Exempted Undertakings Tax Protection Act, 1996 (as amended) of Bermuda until March 31, 2035. The Group did not utilize this tax holidays as at December 31, 2016 and December 31, 2015, as there were no taxable profits. Some of the Company’s subsidiaries operate in the Cayman Islands and other jurisdictions where there are no taxes imposed on companies.

GLOBAL SOURCES LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

Income tax expense for the year consists of:

	2016	2015	2014

Current tax:
Current foreign tax on profits for the year	$2,832	$6,277	$4,430
Total current tax	2,832	6,277	4,430
Deferred foreign tax benefit (note 15)	(4,160)	(1,389)	(1,962)
Income tax (credit)/expense	$(1,328)	$4,888	$2,468

Income tax (credit) /expense is attributable to:
Profit from continuing operations	$(1,328)	$4,609	$1,646
Profit from discontinued operations	-	279	822
	$(1,328)	$4,888	$2,468

The tax on the Group’s profit before income taxes differs from the theoretical amount that would arise using the statutory income tax rate of 0% as follows:

	2016	2015	2014

Profit before income taxes	$16,990	$35,277	$21,309

Tax calculated at statutory income tax rate of nil% (2015: nil%; 2014: nil%)	-	-	-

Tax effect of:
Foreign income and revenues taxed at higher rates, net of deferred tax assets recognized	$(1,328)	$4,888	$2,468
Income tax (credit)/expense	$(1,328)	$4,888	$2,468

The Company’s subsidiaries, including the subsidiaries that employ the Group’s own direct sales force established in 2016, are subject to taxation in Hong Kong, China, Singapore and other jurisdictions. There are certain open tax assessments as at December 31, 2016. The tax returns of the Company’s subsidiaries remain open to assessment in the following major tax jurisdictions: Hong Kong - for the financial years from 2015 to 2016, Singapore - for the financial years from 2015 to 2016 and China - for the financial years from 2012 to 2016. Accordingly, the Group’s estimates of income tax expenses and liabilities of each year end include management judgment about the eventual outcome of the reviews of open years based on the latest information available about the positions taken by each tax authority.

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

	2016	2015	2014

Profit attributable to equity holders of the Company from continuing operations	$18,369	$23,995	$17,407
Profit attributable to equity holders of the Company from discontinued operations	-	5,893	923
Total profit attributable to equity holders of the Company	$18,369	$29,888	$18,330

Weighted average number of ordinary shares in issue	23,897,328	27,404,537	31,953,136

Basic earnings per share ($ per share):
Continuing operations	$0.77	$0.87	$0.54
Discontinued operations	-	0.22	0.03
Total basic earnings per share ($ per share)	$0.77	$1.09	$0.57

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

	2016	2015	2014

Profit attributable to equity holders of the Company from continuing operations	$18,369	$23,995	$17,407
Profit attributable to equity holders of the Company from discontinued operations	-	5,893	923
Total profit attributable to equity holders of the Company	$18,369	$29,888	$18,330

Weighted average number of ordinary shares in issue	23,897,328	27,404,537	31,953,136
Adjustments for share grants	1,407,933	1,416,439	1,529,235
Weighted average number of ordinary shares for diluted earnings per share	25,305,261	28,820,976	33,482,371

Diluted earnings per share ($ per share):
Continuing operations	$0.73	$0.83	$0.52
Discontinued operations	-	0.20	0.03
Diluted earnings per share ($ per share)	$0.73	$1.03	$0.55

GLOBAL SOURCES LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

11.            Property and equipment

	Freehold land	Buildings	Leasehold improvements	Computer equipment, software, fixtures, fittings and office equipment and reusable trade show booths	Motor vehicles	Capital work-in-progress	Total

Year ended December 31, 2016
Cost
Opening balance	$9,350	$49,906	$13,113	$31,947	$333	$-	$104,649
Exchange differences	-	(1,410)	(102)	(53)	(4)	(3)	(1,572)
Transfer from investment property	-	19,851	-	-	-	-	19,851
Additions	-	-	58	284	44	49	435
Disposals and write off	-	-	(22)	(1,045)	(33)	-	(1,100)
Total cost	$9,350	$68,347	$13,047	$31,133	$340	$46	$122,263

Year ended December 31, 2016
Accumulated depreciation
Opening balance	$-	$4,986	$10,488	$29,931	$180	$-	$45,585
Exchange differences	-	(174)	(85)	(43)	(3)	-	(305)
Transfer from investment property	-	2,803	-	-	-	-	2,803
Depreciation for the year	-	1,259	1,129	1,232	54	-	3,674
Disposals and write off	-	-	(22)	(1,043)	(33)	-	(1,098)
Total accumulated depreciation	-	8,874	11,510	30,077	198	-	50,659
Net book amount	$9,350	$59,473	$1,537	$1,056	$142	$46	$71,604

Year ended December 31, 2015
Cost
Opening balance	$10,007	$50,585	$13,756	$33,703	$396	$117	$108,564
Exchange differences	(657)	(679)	(354)	(1,017)	(2)	42	(2,667)
Transfer	-	-	-	318	-	(318)	-
Additions	-	-	25	653	-	159	837
Disposals and write off	-	-	(314)	(1,630)	-	-	(1,944)
Disposal of subsidiary	-	-	-	(80)	(61)	-	(141)
Total cost	$9,350	$49,906	$13,113	$31,947	$333	$-	$104,649

Year ended December 31, 2015
Accumulated depreciation
Opening balance	$-	$3,957	$9,678	$31,241	$169	$-	$45,045
Exchange differences	-	(49)	(238)	(921)	(1)	-	(1,209)
Depreciation for the year	-	1,078	1,299	1,244	64	-	3,685
Disposals and write off	-	-	(251)	(1,598)	-	-	(1,849)
Disposal of subsidiary	-	-	-	(35)	(52)	-	(87)
Total accumulated depreciation	-	4,986	10,488	29,931	180	-	45,585
Net book amount	$9,350	$44,920	$2,625	$2,016	$153	$-	$59,064

Shenzhen International Chamber of Commerce Tower

In 2004, the Group entered into an agreement to purchase approximately 9,000 square meters of office space in a commercial building in Shenzhen, China. The building is situated on leasehold land. The lease period of the land is 50 years, commencing from 2002. At the end of the lease period, the building together with land will revert to the local government authority. The construction was completed and the property was put in use during 2005. Depreciation of the property commenced during 2005. This building is depreciated on a straight-line basis over the remaining lease term.

In 2008, the Group purchased approximately 6,365 square meters of office space in the above mentioned commercial building in Shenzhen, China. Depreciation of the property commenced during 2008. This building is depreciated on a straight-line basis over the remaining lease term.
In 2015, the Group sold 22,800 square feet of property, which was classified as investment property, and recorded as profit on sale of property of $9,791 and related taxes of $2,241 resulting from this transaction.

GLOBAL SOURCES LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

Southmark

In 2008, the Group purchased approximately 22,874 square feet of office space, together with six car parking spaces, in a commercial building in Hong Kong. The lease period of the land is 55 years, commencing from 1991. Depreciation of the property commenced during 2008, and the building is being depreciated on a straight-line basis over the remaining lease term.

In 2013, the Group sold 9,431 square feet of the property, which was classified as property and equipment and three car parking spaces and recorded a profit on sale of property of $4,457 resulting from this transaction.

City Point

In 2011, the Group purchased approximately 6,668 square meters of office space in Shanghai, China. The lease period of the land is 50 years, commencing from 2006. Depreciation of the property commenced during 2011, and the building is being depreciated on a straight-line basis over the remaining lease term.

Vita Tower

In 2013, the Group purchased approximately 36,822 square feet of office space in a commercial building situated in Hong Kong. The building is situated on land with a lease period of 75 years expiring in 2023, which is renewable for a further 75 years. Depreciation of the property commenced during 2013 and the building is being depreciated on a straight-line basis over 50 years.

One Sims Lane

In 2014, the Group purchased approximately 22,496 square feet of office space together with appurtenant roof top accessory lots in a commercial building situated in Singapore. The building is situated on freehold land. There is no depreciation on the land portion of the property. The depreciation on the building portion of the property commenced during 2014 and the building portion is being depreciated on a straight-line basis over 50 years.

The carrying amounts of the land and buildings as at December 31, 2016 and December 31, 2015 were as follows:

Property and equipment	Carrying amount as at December 31, 2016	Carrying amount as at December 31, 2015

Shenzhen International Chamber of Commerce Tower	$7,250	$3,731
Southmark	$5,648	$5,833
City Point	$21,143	$9,374
Vita Tower	$22,731	$23,224
One Sims Lane	$12,051	$12,108
	$68,823	$54,270
Investment properties (note 12)	$47,955	$69,726
	$116,778	$123,996

The total carrying amount of the investment properties (note 12) and freehold land and buildings under property and equipment as at December 31, 2016 and December 31, 2015 were $116,778 and $123,996, respectively. The total fair value of these properties as at December 31, 2016 and December 31, 2015 were $226,151 and $227,349, respectively. The fair values of the properties in Hong Kong and China, as at December 31, 2016 and December 31, 2015 were determined by Savills Valuation and Professional Services Limited, Hong Kong and the fair value of the property in Singapore as at December 31, 2016 was determined by Savills Valuation and Professional Services (S) Pte Ltd., using internationally accepted valuation methods.

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

12.            Investment properties

	2016	2015

Cost
Opening balance	$81,323	$97,567
Exchange differences	(3,647)	(3,222)
Transfer to property and equipment	(19,851)	-
Disposals	-	(13,022)
Total cost	$57,825	$81,323

Accumulated Depreciation
Opening balance	$11,597	$12,021
Exchange differences	(515)	(385)
Transfer to property and equipment	(2,803)	-
Depreciation for the year	1,591	2,015
Disposals	-	(2,054)
Total accumulated depreciation	$9,870	$11,597

Net book amount	$47,955	$69,726

The information of the properties is detailed in note 11.

The fair value attributable to investment properties determined using income capitalization approach, based on the highest and best use, as at December 31, 2016 was $103,926 (2015: $142,778). In the case when investment property forms part of a larger property unit, it is distinguished by management on the basis of the area which it occupies in the total area of the property unit.

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

GLOBAL SOURCES LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

The following table presents the Group’s investment properties at fair value.

	At 31 December 2016

	Level 1	Level 2	Level 3	Total

Asset
Investment properties	$-	$-	$103,926	$103,926
Total asset	$-	$-	$103,926	$103,926

	At 31 December 2015

	Level 1	Level 2	Level 3	Total

Asset
Investment properties	$-	$-	$142,778	$142,778
Total asset	$-	$-	$142,778	$142,778

Level 3 fair values of investment properties have been derived using the income capitalization approach whereby the rental incomes from rental contract for remaining rental periods are capitalized, taking into account the changes in market rents after the expiry of the contracts. The most significant input into this valuation approach is rental yield per square foot.

The rental income from investment properties for the year ended December 31, 2016, 2015 and 2014 was $5,208, $6,965 and $6,565, respectively.

Direct operating expenses for investment properties, which generated rental income for the year ended December 31, 2016, 2015 and 2014 were as follows:

	2016	2015	2014

Insurance	$43	$56	$61
Property tax/services fee/management fee	588	692	712
Building maintenance	3	11	36
Business tax	131	239	232
Depreciation	1,591	2,015	2,197
Total expenses	$2,356	$3,013	$3,238

The contractual obligations relating to the investment property for maintenance for the year ended December 31, 2016, 2015 and 2014 were $26, $31 and $26, respectively.

GLOBAL SOURCES LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

13.            Intangible assets

	Trademarks	Non-compete agreements	Goodwill	Computer software	Total

Year ended December 31, 2016
Cost
Opening balance	$32,206	$139	$13,223	$1,019	$46,587
Exchange differences	(2,049)	-	(866)	-	(2,915)
Additions	-	359	-	-	359
Write-off	-	(498)	-	-	(498)
Total cost	$30,157	$-	$12,357	$1,019	$43,533

Year ended December 31, 2016
Accumulated amortization and impairment
Opening balance	$15,162	$135	$4,843	$138	$20,278
Exchange differences	(1,309)	-	(317)	-	(1,626)
Amortization for the year	2,979	363	-	339	3,681
Impairment charge	4,791	-	-	-	4,791
Write-off	-	(498)	-	-	(498)
Total accumulated amortization
and impairment	$21,623	$-	$4,526	$477	$26,626

Net book amount	$8,534	$-	$7,831	$542	$16,907

Year ended December 31, 2015
Cost
Opening balance	$40,626	$1,758	$18,472	$488	$61,344
Exchange differences	(1,554)	-	(742)	(53)	(2,349)
Additions	-	169	-	584	753
Write-off	-	(1,788)	-	-	(1,788)
Disposal of subsidiary	(6,866)	-	(4,507)	-	(11,373)
Total cost	$32,206	$139	$13,223	$1,019	$46,587

Year ended December 31, 2015
Accumulated amortization and impairment
Opening balance	$15,060	$1,542	$6,991	$19	$23,612
Exchange differences	(879)	-	(138)	(5)	(1,022)
Amortization for the year	4,121	381	-	124	4,626
Write-off	-	(1,788)	-	-	(1,788)
Disposal of subsidiary	(3,140)	-	(2,010)	-	(5,150)
Total accumulated amortization and impairment	$15,162	$135	$4,843	$138	$20,278

Net book amount	$17,044	$4	$8,380	$881	$26,309

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
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

Impairment test for goodwill/trademarks:

Goodwill is allocated to the Group’s cash-generating units (‘CGUs’) identified according to operating segments. An operating segment-level summary of the goodwill allocation is:

	December 31, 2016	December 31, 2015

Exhibitions, Topranch Limited	$7,831	$8,380
Net book amount	$7,831	$8,380

The trademark intangible assets relating to acquired businesses as at December 31, 2016 and 2015 were as follows:

	December 31, 2016	December 31, 2015

Exhibitions, Topranch Limited	$8,534	$10,438
Exhibitions, Haoji Group	-	6,606
	$8,534	$17,044

The recoverable amount of CGU has been determined based on value-in-use calculations. These calculations use cash flow projections by management covering a five-year period. Cash flows beyond the five-year period are extrapolated using the estimated growth rates. The growth rate did not exceed the long-term average growth rate for the business in which the CGU operates. The trademark intangible asset as at December 31, 2016 will be amortized over its remaining useful life of 7 years.

Exhibitions, Shenzhen China:

Key assumptions used for value-in-use calculations in 2016 and 2015 are as follows:

Topranch Limited:

•	Revenue growth of average 4% (2015: 4%)

•	Pre-tax discount rate of 20% (2015: 21%) applied to the pre-tax cash flow projections

•	Growth rate beyond five years of 1.5% (2015: 1.5%)

These above assumptions have been used for the analysis of the CGU within the operating segment.

Management determined revenue growth rate based on past performance and its expectations of market developments. The discount rates used reflect specific risks relating to the relevant operating segment.

There was no impairment to goodwill for Topranch Limited as at December 31, 2016. In addition, there were no indicators of impairment for the trademark relating to Topranch Limited as at December 31, 2016. The Group also re-assessed the useful lives of the trademarks and determined that no change in the useful lives was required in 2016.

GLOBAL SOURCES LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

Haoji Group:

Key assumptions used for value-in-use calculation in 2016 and 2015 are as follows:

•	Revenue growth of average -3% (2015: 8%).

•	Pre-tax discount rate of 22% (2015: 21%) applied to the pre-tax cash flow projections

•	Growth rate beyond five years of 1.5% (2015: 1.5%)

Management determined revenue growth rates based on past performance and its expectations of market developments. The discount rates used reflect specific risks relating to the relevant operating segment.

Due to continuing decline in the economic climate in China especially in the high fashion industry sector, increase in market competition and reductions in marketing expenditure by the customers, management noted a decline in booth sales for the 2016 event compared to the earlier projections. Accordingly, management performed impairment reviews as at June 30, 2016 and as at December 31, 2016. These reviews revealed a slower sales and collections trend and a shortfall in the future cash flows to support the recoverability of the carrying value of the Haoji Group exhibition business. The cash flow projections used by management were based on the detailed financial and operating plans of the business and the decline in the high fashion industry sector and covered a five-year period. Cash flows beyond the five-year period are extrapolated using estimated growth rates. Based on the review, management recorded a total impairment of $4,791(2015: nil and 2014: $2,238) to trademark intangible assets in the consolidated income statement for the year ended December 31, 2016. The goodwill relating to Haoji Group business was fully impaired as at December 31, 2013. The net book value of the intangible assets relating to the Haoji Group exhibition business as at December 31, 2016 was nil.

14.            Financial assets, available-for-sale and long term investments

(a)            Financial assets, available-for-sale

	2016	2015

At January 1	$-	$3,952
Purchases during the year	33,693	12,883
Disposals	(22,329)	(16,946)
Exchange differences	-	(54)
Fair value gains recognized in other comprehensive income	127	165
At December 31	$11,491	$-

Financial assets, available-for-sale include the followings:

	December 31, 2016	December 31, 2015
Listed securities:
Quoted money market debt instruments	$11,234	$-
Unquoted equity instruments	257	-
	$11,491	$-

The quoted money market debt instruments of $11,234 were recorded under short-term available-for-sale financial assets and the unquoted equity instruments of $257 were recorded under long-term available-for-sale financial assets.

GLOBAL SOURCES LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

The maximum exposure to credit risk at the reporting date is the carrying value of the debt securities classified as available for sale.

None of these financial assets are either past due or impaired (2015: nil).

(b)            Long term investment

During 2016, equity instruments carried at $100 were sold for $143. These equity instruments were previously held in a privately held unaffiliated electronic commerce company for business and strategic purposes.

15.            Deferred tax

Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current income tax assets against current income tax liabilities and when the deferred income taxes relate to the same fiscal authority. The amounts, determined after appropriate offsetting, are shown on the balance sheets as follows:

	December 31, 2016	December 31, 2015

Deferred tax assets:
Deferred tax asset to be recovered after more than 12 months	$2,470	$11
Deferred tax assets to be recovered within 12 months	199	378
	$2,669	$389

Deferred tax liabilities:
Deferred tax liabilities to be settled after more than 12 months	$(1,829)	$(3,413)
Deferred tax liabilities to be settled within 12 months	(624)	(1,080)
	$(2,453)	$(4,493)

The gross movement on the deferred income tax account is as follows:

	December 31, 2016	December 31, 2015

At January 1	$(4,104)	$(6,646)
Credited to consolidated income statement	4,160	1,389
Disposal of subsidiary	-	918
Exchange differences	160	235
At December 31	$216	$(4,104)

GLOBAL SOURCES LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

The movement in deferred income tax assets and liabilities during the year, without taking into consideration the offsetting of balances within the same tax jurisdiction, is as follows:

Deferred tax assets	Provisions and expenses	Tax losses	Other	Total

At January 1, 2014	$98	$-	$-	$98
(Charged)/credited to the consolidated income statement	(90)	428	-	338
At December 31, 2014	$8	$428	$-	$436

Credited to the consolidated income statement	3	146	-	149
At December 31, 2015	$11	$574	$-	$585

Credited to the consolidated income statement	312	1,796	-	2,108
Exchange differences	-	(24)	-	(24)
At December 31, 2016	$323	$2,346	$-	$2,669

Deferred tax liabilities	Accelerated tax depreciation	Withholding tax on unremitted profits	Fair value adjustments on acquisition of business	Total

At January 1, 2014	$60	$-	$4,531	$4,591
Acquisition of business	-	-	4,115	4,115
Charged/(credited) to the consolidated income statement	203	445	(2,272)	(1,624)
At December 31, 2014	$263	$445	$6,374	$7,082

Disposal of subsidiary	-	-	(918)	(918)
Credited to the consolidated income statement	(54)	(225)	(961)	(1,240)
Exchange differences	-	-	(235)	(235)
At December 31, 2015	$209	$220	$4,260	$4,689

(Credited)/charged to the consolidated income statement	(200)	90	(1,942)	(2,052)
Exchange differences	-	-	(184)	(184)
At December 31, 2016	$9	$310	$2,134	$2,453

Deferred income tax assets are recognized for tax loss carry-forwards and on deductible temporary differences to the extent that the realization of the related tax benefit through future taxable profits and taxable temporary differences is probable. The increase in deferred tax assets in 2016 is primarily due to the deductible temporary differences and tax losses in certain China subsidiaries and the consolidation of certain business activities of the Group in a Singapore subsidiary in 2016. The decrease in deferred tax liabilities in 2016 is mainly due to the reversal of deferred tax liability relating to the impairment of trademark of Haoji Group as explained in Note 13. The Group did not recognize deferred income tax assets of $7,482 (December 31, 2015: $8,674) in respect of losses amounting to $25,974 (December 31, 2015: $30,860) that can be carried forward against future taxable income. Losses amounting to $21,086 (December 31, 2015: $25,632) expire by 2024, and the remaining losses have no expiry date. In 2016, $850 (2015: $5,031) of previously unrecognized losses were utilized.

GLOBAL SOURCES LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

16.            Prepaid expenses and other current assets

	December 31, 2016	December 31, 2015

Non-current portion:
Club memberships	$216	$216
Deferred expenses - exhibition (ii)	1,509	524
Rental, utility and other deposits	393	211
	$2,118	$951

Current portion:
Unsecured employee loans (i)	$21	$17
Prepaid expenses	1,660	1,441
Deferred expenses - exhibition (ii)	11,876	14,010
Other current assets	572	800
	$14,129	$16,268

(i)	The loans for the lease of residence are unsecured, interest free and are repayable in equal monthly installments over the period of the lease, typically less than or equal to twelve months.

There were no loans due from the Company’s directors and executive officers as at
December 31, 2016 and December 31, 2015.

(ii)	Deferred expenses relate to deferred commission expenses and direct event production costs for exhibition events to be held in future periods.

The fair value of club membership, employee loans and other receivables at the reporting date approximates its carrying value of each asset mentioned above.

17.            Inventories

	December 31, 2016	December 31, 2015

Stock of paper, at cost	$111	$176
	$111	$176

The cost of inventories recognized as expense and included in community and content amounted to $136 and $164 for the years ended December 31, 2016 and 2015, respectively.

GLOBAL SOURCES LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

18.            Accounts receivable and receivables from sales representatives

	December 31, 2016	December 31, 2015

Accounts receivable	$947	$931
Less: provision for impairment of accounts receivable	(109)	(82)
Accounts receivable - net	838	849
Receivables from sales representatives	4,962	8,802
	$5,800	$9,651

The fair values of accounts receivable and receivables from sales representatives are as follows:

	December 31, 2016	December 31, 2015

Accounts receivable	$838	$849
Receivables from sales representatives	4,962	8,802
	$5,800	$9,651

As at December 31, 2016 and December 31, 2015, receivables from sales representatives of $4,962 and $8,802, respectively, were neither past due nor impaired. The receivables from sale representatives represent cash receipts from the Group's customers, net of commissions and fees payable, and which are collected by the independent sales representatives on behalf of the Group. These cash receipts are banked into designated bank accounts owned by the independent sales representatives in China. For credit risk management purposes, the Group's employees are the only authorized signatories for the withdrawal of cash from these bank accounts. The majority of these independent sales representatives have long standing relationships with the Group, and for whom there is no recent history of default.

As at December 31, 2016 and December 31, 2015 accounts receivable of $838 and $849, respectively were past due but not impaired. The aging analysis of these accounts receivable is as follows:

	December 31, 2016	December 31, 2015

Up to 3 months	$645	$729
3 to 6 months	149	93
Over 6 months	44	27
	$838	$849

As at December 31, 2016 and December 31, 2015, the gross trade receivable of $109 and $82, respectively, were impaired and provided for. The individually impaired receivable mainly relate to certain customers for online and other media services, which are in unexpectedly difficult economic situations.

The aging of these accounts receivable is as follows:

	December 31, 2016	December 31, 2015

Up to 3 months	$28	$35
3 to 6 months	36	21
Over 6 months	45	26
	$109	$82

GLOBAL SOURCES LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

Movements on the Group’s provision for impairment of accounts receivable are as follows:

	December 31, 2016	December 31, 2015	December 31, 2014

At January 1	$82	$291	$476
Provision/(write back) for receivable impairment	111	(35)	166
Receivables written off during the year as uncollectible	(84)	(174)	(351)
At December 31	$109	$82	$291

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

19.	Cash, bank balances, term deposits with banks and financial assets, available-for-sale

	December 31, 2016	December 31, 2015

Cash at bank and on hand	$31,247	$27,441
Term deposits with original maturities of three months or less	57,502	42,915
Cash and cash equivalents	$88,749	$70,356

Quoted money market debt instruments	11,234	-
Unquoted equity instruments	257	-
Financial assets available-for-sale	$11,491	$-

Term deposits with original maturities of over three months	9,919	9,097
Total	$110,159	$79,453

GLOBAL SOURCES LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

20.            Share capital and treasury shares

	Number of common shares		Amount
	Issued share capital	Treasury shares	Issued share capital	Treasury shares	Share premium

At January 1, 2014	52,481,771	(17,996,000)	$525	$(150,089)	$39,985
Issuance of common shares
under Equity Compensation Plans	420,456	-	4	-	-
Common shares	-	(5,000,000)	-	(50,000)	-
At December 31, 2014	52,902,227	(22,996,000)	$529	$(200,089)	$39,985

Issuance of common shares
under Equity Compensation Plans	375,126	-	4	-	-
Common shares	-	(6,666,666)	-	(50,000)	-
At December 31, 2015	53,277,353	(29,662,666)	$533	$(250,089)	$39,985

Issuance of common shares
under Equity Compensation Plans	322,549	-	3	-	-
At December 31, 2016	53,599,902	(29,662,666)	$536	$(250,089)	$39,985

The authorized share capital of the Company as at December 31, 2016 and December 31, 2015 is 75,000,000 common shares of $0.01 par value. As at December 31, 2016 and December 31, 2015, the Company has 23,937,236 and 23,614,687 common shares outstanding, respectively. The share premium of $39,985 as at December 31, 2016 and December 31, 2015 is recognized under capital reserves in note 22.

On February 4, 2008, the Board of Directors of the Company authorized a program to buy back up to $50,000 worth of common shares. The Company may, from time to time, as business conditions warrant, purchase shares in the open market or through private transactions. The buyback program does not obligate the Company to buyback any specific number of shares and may be suspended or terminated at any time at management’s discretion. The timing and amount of any buyback of shares will be determined by management based on its evaluation of market conditions and other factors. As at December 31, 2016 and December 31, 2015, the Company has not bought back any of its shares under this program.

Under a separate program approved by the Board of Directors of the Company at their meeting held on November 10 and 11, 2008, the Company repurchased 6,875,000 issued and outstanding common shares at a total purchase price of $50,000 or $8.00 per share pursuant to a tender offer available for all shareholders to participate in 2008. The Company is holding the repurchased shares as treasury shares.

On June 24, 2010, the Board of Directors of the Company authorized a program to repurchase 11,121,000 of its common shares by tender offer at purchase price of $9.00 per share. Accordingly, in August 2010, the Company completed the repurchase and paid a total purchase consideration of $100,089. The Company is holding the repurchased shares as treasury shares.

On March 11, 2014, the Board of Directors of the Company authorized the repurchase of 5,000,000 of its common shares by tender offer at purchase price of $10.00 per share. The Company completed the repurchase in June 2014 and paid a total purchase consideration of $50,000. The Company is holding the repurchased shares as treasury shares.
On June 9, 2015, the Board of Directors of the Company authorized the repurchase of 6,666,666 of its common shares by tender offer at purchase price of $7.50 per share. The Company completed the repurchase in July 2015 and paid a total purchase consideration of $50,000. The Company is holding the repurchased shares as treasury shares.

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

On March 6, 2007, the Plan Committee approved and issued ‘The Global Sources Share Grant Award Plan’ as a supplementary or subsidiary document to the ECP 2007 Master Plan. Under the plan, the Plan Committee is to determine who will be granted awards of shares and the number of shares to be awarded to them, and the vesting schedule for such awards. The plan commenced with effect on March 6, 2007, and will terminate upon the expiration or termination of the ECP 2007 Master Plan, or upon the liquidation of the Company, or upon termination by the Plan Committee, whichever is the earliest to occur. The Plan Committee approved awards of common shares under the plan during the years 2007 to 2016 to employees and team members (consultants and the employees of third party independent contractors). The non-cash compensation expenses associated with the awards are recognized over the six year vesting term of the award.

On April 24, 2009, the Plan Committee approved and issued ‘The Global Sources Directors Share Grant Award Plan’ as a supplementary or subsidiary document to the ECP 2007 Master Plan. Persons eligible to receive grants under the plan are directors of the Company. Under the plan, the Plan Committee is to determine who amongst the directors of the Company will be granted awards of shares and the number of shares to be awarded to them. Any shares awarded will not vest immediately, but only at the end of four years after such effective date as may be specified by the Plan Committee (or in accordance with such other vesting schedule as may be determined by the Plan Committee). The plan commenced with effect on April 24, 2009, and will terminate upon the expiration or termination of the ECP 2007 Master Plan, or upon the liquidation of the Company, or upon termination by the Plan Committee, whichever is the earliest to occur. The Plan Committee made several awards of common shares under this plan during the period June 2009 to December 2015. In 2016, the plan committee awarded 21,000 common shares (comprising 3,000 common shares each to seven directors of the Company) and 17,000 common shares (comprising 3,000 common shares each to five directors and 1,000 common shares each to two directors of the Company), in February 2016 and December 2016, respectively, under this plan. The non-cash compensation expenses associated with the awards under the plan are recognized over the four year vesting term of the award.

As at December 31, 2016 and December 31, 2015, there was $3,496 and $3,498, respectively, of unrecognized non-cash compensation cost associated with the awards under the above ECP plans, excluding the awards under ECP VI, and The Global Sources Retention Share Grant Plan and The Global Sources Retention Share Grant Plan II, which are expected to be recognized over the next six years.

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

As at December 31, 2016 and December 31, 2015, there was $nil and $4 balance of intangible asset, respectively, associated with the awards under the ECP VI, The Global Sources Retention Share Grant Plan and The Global Sources Retention Share Grant Plan II which is expected to be amortized over the next five years. During the year ended December 31, 2016 the Company recorded $363 (2015: $381 and 2014: $594) amortization of intangible assets associated with the awards under these plans.

GLOBAL SOURCES LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

The Company’s non-vested shares as at December 31, 2016 and changes during the year ended December 31, 2015 were as follows:

	ECP V Grant Plan		The Global Sources Share Grant Award Plan		The Global Sources Retention Share Grant Plan and the Global Sources Retention Share Grant Plan II		The Global Sources Directors Share Grant Award Plan
	Number of shares	Weighted average grant date fair value	Number of shares	Weighted average grant date fair value	Number of shares	Weighted average grant date fair value	Number of shares	Weighted average grant date fair value

Non-vested at January 1, 2016	8,800	$4.30	1,280,460	$7.30	233,368	$7.11	82,500	$6.39
Granted	-	$-	330,580	$7.83	165,636	$9.08	38,000	$8.05
Vested	-	$-	(249,732)	$7.90	(53,317)	$6.93	(19,500)	$5.08
Forfeited	-	$-	(165,636)	$7.51	-	4 -	-	$-
Non-vested at December 31, 2016	8,800	$4.30	1,195,672	$7.29	345,687	$8.08	101,000	$7.26

Non-vested at January 1, 2015	13,000	$4.97	1,385,875	$7.52	147,767	$7.17	84,000	$7.57
Granted	-	$-	337,267	$5.56	151,706	$7.21	21,000	$5.44
Vested	(4,200)	$6.38	(290,976)	$6.38	(61,622)	$7.42	(22,500)	$9.91
Forfeited	-	$-	(151,706)	$7.25	(4,483)	$8.16	-	$-
Non-vested at December 31, 2015	8,800	$4.30	1,280,460	$7.30	233,368	$7.11	82,500	$6.39

GLOBAL SOURCES LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

The total fair value of shares vested during the years ended December 31, 2016 and 2015 were as follows:

Year ended December 31,	ECP V Grant Plan	The Global Sources Share Grant Award Plan	The Global Sources Retention Share Grant Plan and the Global Sources Retention Share Grant Plan II	The Global Sources Directors Share Grant Award Plan	Total

2016	$-	$1,948	$431	$152	$2,531
2015	$30	$1,851	$431	$144	$2,456

During the years ended December 31, 2016 and 2015, there were no shares vested under ECP VI and ECP VII Grant Plans.

Non-cash compensation expenses associated with the employee and team member Equity Compensation Plans and Global Sources Directors Share Grant Award Plan included under various categories of operating expenses are as follows: sales: $279 (2015: $418; 2014: $409), community and content: $62 (2015: $88; 2014: $16), general and administrative $1,360 (2015: $1,418; 2014: $1,215), and information and technology: $204 (2015: $225; 2014: $217).

GLOBAL SOURCES LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

22.            Other reserves

	Accumulated other comprehensive income
	Fair value reserve	Currency translation reserve	Capital reserve	Total

At January 1, 2016	$-	$1,187	$156,375	$157,562
Fair value gains	127	-	-	127
Reclassification to income statement on disposal of available-for-sale financial asset	(93)	-	-	(93)
Currency translation differences	-	(6,867)	-	(6,867)
Less: Share of non-controlling interests	-	303	-	303
Non-cash compensation	-	-	1,905	1,905
Capitalization of intangible assets relating to share grants for non-compete agreements, net (note 13)	-	-	359	359
Reclassification arising from change in functional currency of subsidiary	-	(112)	-	(112)
Issuance of shares	-	-	(3)	(3)
At December 31, 2016	$34	$(5,489)	$158,636	$153,181

At January 1, 2015	$84	$7,097	$154,061	$161,242
Fair value gains	146	-	-	146
Fair value gains – discontinued operations	19	-	-	19
Reclassification to income statement on disposal of available-for-sale financial asset	(188)	-	-	(188)
Reclassification to income statement on disposal of available-for-sale financial asset – discontinued operations	(157)	-	-	(157)
Currency translation differences	-	(6,150)	-	(6,150)
Currency translation differences – discontinued operations	-	(209)	-	(209)
Less: Share of non-controlling interests	18	306	-	324
Less: Share of non-controlling interests – discontinued operations	78	143	-	221
Non-cash compensation	-	-	2,149	2,149
Capitalization of intangible assets relating to share grants for non-compete agreements, net (note 13)	-	-	169	169
Issuance of shares	-	-	(4)	(4)
At December 31, 2015	$-	$1,187	$156,375	$157,562

Capital reserve mainly relates to share premium (note 20) and accumulation of non-cash compensation expenses.

GLOBAL SOURCES LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

23.            Deferred income and customer prepayments

	December 31, 2016	December 31, 2015

Non-current portion:
Exhibitions	$3,255	$2,425
Advertising	785	492
	$4,040	$2,917

Current portion:
Exhibitions	$45,861	$42,158
Advertising, subscription and others	31,589	33,107
	$77,450	$75,265

24.            Accrued liabilities

	December 31, 2016	December 31, 2015

Salaries, wages and commissions	$3,575	$1,310
Retirement contribution accruals	708	769
Liabilities for incentive plan	1,767	1,870
Printing, paper and bulk mailing costs	7	100
Sales commissions and fees to third parties	1,096	1,698
Business taxes	3,078	3,636
Barter payables	1,104	2,245
Others	3,582	3,555
	$14,917	$15,183

25.            Commitments

(a)            Capital commitment

Capital expenditure contracted for at the end of the reporting period but not yet incurred is as follows:

	2016	2015

Purchase of property and equipment	$286	$46
Total	$286	$46

(b)            Operating lease commitments - group company as lessee

The Group leases office facilities and exhibition venues under cancellable and non-cancellable operating leases generally with an option to renew upon expiry of the lease term.

In 2012, 2014, 2015 and again in 2016, the Group entered into venue license agreements for future exhibition events from 2015 to 2020 amounting to a gross value of approximately $76,666. All the above agreements are cancellable under force majeure or other specified conditions, or upon notice and payment of cancellation charges to the other party. The amounts paid will be expensed when the related events are held. As at December 31, 2016, the Group paid approximately, in aggregate, $30,778 for the above agreements.

GLOBAL SOURCES LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

The future aggregate minimum lease rental payments under non-cancellable operating leases for office premises are as follows:

	2016	2015

No later than 1 year	$620	$440
Later than 1 year and no later than 5 years	730	301
Total	$1,350	$741

(c)	Operating lease commitments - group company as lessor

The Group leases out office premises to non-related companies under non-cancellable operating leases. The future aggregate lease payments receivable under non-cancellable operating leases for office premises are as follows:

	2016	2015

No later than 1 year	$3,506	$5,406
Later than 1 year and no later than 5 years	3,071	5,724
Total	$6,577	$11,130

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

27.            Related party transactions

There were no material related party transactions during the year 2016, 2015 and 2014, except for the compensation paid or payable to key management for employee services is shown below:

	2016	2015	2014

Wages, salaries, bonus, fees and other short-term benefits	$2,962	$2,471	$2,362
Non-cash compensation expenses	921	851	1,267
Total	$3,883	$3,322	$3,629

GLOBAL SOURCES LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

28.            Discontinued Operations

On June 5, 2015, the Group entered into a sale and purchase agreement to sell its 60.1 percent interest in its subsidiary eMedia Asia Limited to the minority shareholder of the subsidiary, for $12,033 in cash consideration. The subsidiary’s business includes the China International Optoelectronic Expo exhibition and print and online publications serving Asia's electronics engineering community. The transaction was completed on June 30, 2015 and is reported in 2015 as discontinued operations. In 2015, the Group recorded a pre-tax profit on sale of subsidiary of $6,382 and a tax provision of $361, resulting in a profit after tax of $6,021, in connection with this transaction. Financial information relating to the discontinued operations for the period to the date of disposal in 2015 is set out below.

The financial performance and cash flow information presented are for the six months ended 30 June 2015 (2015 column) and the year ended 31 December 2014.

	2016	2015	2014

Revenue	$-	$4,776	$18,930
Operating Expenses	-	5,443	16,217
Profit/(loss) from operations	-	(667)	2,713
Interest income	-	36	91
Gain on sale of available-for-sale securities	-	157	-
Profit/(loss) before income taxes	-	(474)	2,804
Income tax credit/(expense	-	82	(822)
Profit/(loss) after income taxes of discontinued operations	-	(392)	1,982
Profit on sale of subsidiary after income taxes	-	6,021	-
Profit from discontinued operations	-	5,629	1,982

Currency translation differences arising from consolidation	-	*	(78)
Reclassification to income statement of currency translation differences on disposal of subsidiary	-	(209)	-
Fair value gains on available-for-sale securities	-	19	64
Reclassification to income statement on disposal of available- for- sale financial asset	-	(157)	-
Other comprehensive (loss)/income from discontinued operations	-	(347)	(14)

Net cash inflow from operating activities	-	1,892	2,806
Net cash inflow from investing activities (2015 includes net cash outflow of $9 on the sale of subsidiary	-	1,406	68
Net cash outflow from financing activities	-	(538)	(1,988)
Net increase in cash generated by the subsidiary	$-	$2,760	$886

*            Less than $1.

GLOBAL SOURCES LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

	2016	2015	2014

Cash consideration received	$-	$11,672	$-
Cash consideration receivable	-	361	-
Total disposal consideration	-	12,033	-
Cash consideration received	-	11,672	-
Cash and cash equivalents in subsidiary sold	-	(11,681)	-
Net cash flow on sale of subsidiary	$-	$(9)	$-

29.            Recent accounting pronouncements

New standards, amendments and interpretations issued that are effective for future financial periods:

•
IFRS 15, ‘Revenue from contracts with customers’ deals with revenue recognition and establishes principles for reporting useful information to users of financial statements about the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. Revenue is recognized when a customer obtains control of a goods or service and thus has the ability to direct the use and obtain the benefits from the goods or service. The standard replaces IAS 18 ‘Revenue’ and IAS 11 ‘Construction contracts’ and related interpretations. The standard is effective for annual periods beginning on or after 1 January 2018 and earlier application is permitted. The adoption of IFRS 15 could impact allocation of revenue from customer contracts among various revenue streams arising from multiple element arrangements. The Group is currently assessing the impact of the adoption of IFRS 15 on its financial statements and the related disclosures and plans to apply the modified retrospective treatment upon adoption of the standard on January 1, 2018.

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

ITEM 9.                          THE OFFER AND LISTING

Price history of stock
The following table sets forth the high and low sale prices for our common shares for the periods indicated.
Period	High	Low
Year 2012	$7.37	$4.90
Year 2013	$8.48	$5.55
Year 2014	$9.18	$6.08
Year 2015	$9.75	$5.07
Year 2016	$9.48	$6.03
First Quarter 2015	$6.47	$5.07
Second Quarter 2015	$7.37	$5.18
Third Quarter 2015	$8.91	$6.20
Fourth Quarter 2015	$9.75	$6.42
First Quarter 2016	$8.33	$6.03
Second Quarter 2016	$9.48	$7.95
Third Quarter 2016	$9.29	$7.79
Fourth Quarter 2016	$9.30	$7.84
First Quarter 2017	$9.29	$7.85
October 2016	$9.06	$7.85
November 2016	$9.30	$7.84
December 2016	$9.28	$8.20
January 2017	$9.25	$8.20
February 2017	$9.29	$8.75
March 2017	$9.00	$7.85

Markets
Our shares are listed and traded under the symbol “GSOL” on the Nasdaq Global Select Market.

ITEM 10.	ADDITIONAL INFORMATION

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

Description of Shareholder Rights Attaching to Our Common Shares

The Company is registered with the Registrar of Companies in Bermuda with registration number 27310. It has the usual objects and powers of a Bermuda exempt company, found in clauses 6 and 7 of its memorandum of association, empowering it to, among other things, deal in goods of all kinds, and to acquire, hold and dispose of all forms of real property outside Bermuda, and personal property worldwide, including intellectual property. Our authorized share capital is $750,000 divided into 75,000,000 common shares of par value $0.01 each. As of February 28, 2017, we had a total of 53,884,938 common shares issued, comprised of 24,222,272 common shares outstanding and 29,662,666 common shares held as treasury shares.

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

As of February 28, 2017, we had a total of 53,884,938 common shares issued, comprised of 24,222,272 common shares outstanding and 29,662,666 common shares held by the Company as treasury shares; all of our issued common shares were fully paid; and apart from the common shares held as treasury shares, no other shares of the Company were held by the Company or its subsidiaries.

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

Dividend Rights

Under Bermuda law, a company may declare and pay a dividend or make a distribution out of contributed surplus unless there are reasonable grounds for believing that the company is, or after the payment would be, unable to pay its liabilities as they become due or that the realizable value of the company’s assets would thereby be less than its liabilities. (However, in order to avoid the possibility of an unauthorized reduction of capital, a company should act as if the old limitation of section 54(1)(b) of the Companies Act applied, i.e., a company should not declare or pay a dividend or make a distribution out of contributed surplus, if there are reasonable grounds for believing that the company is, or would after the payment be, unable to pay its liabilities as they become due, or the realizable value of the company’s assets would thereby be less than the aggregate of its liabilities and its issued share capital and share premium accounts.)

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

However, to the extent that any premium is payable on the purchase, the premium must be provided out of the funds of a company that would otherwise be available for dividend or distribution or out of a company’s share premium account. Any common shares purchased by a company are treated as cancelled and the amount of the company’s issued capital is diminished by the nominal value of the shares accordingly but shall not be taken as reducing the amount of the company’s authorized share capital. However, a company may also purchase its own shares, to be held as treasury shares, if authorized to do so by its memorandum of association or bye-laws. A proposed resolution for the amendment of our bye-laws, to authorize us to purchase our own shares, to be held as treasury shares, was put forth to our shareholders for approval at our Annual General Meeting, held on June 18, 2007 (Hong Kong time). The resolution was approved by our shareholders, so we are now able to acquire our own shares and hold them as treasury shares, subject always of course to the provisions of the Companies Act, to our bye-laws, to the securities laws of the United States and to the rules of NASDAQ. On February 4, 2008, we announced via a press release that our Board of Directors had authorized a program to repurchase up to $50 million of our common shares in the open market or through private transactions, from time to time, as business conditions warrant, but on the basis that we are not obligated to repurchase any specific number of shares and that the program may be suspended or terminated at any time at our management’s discretion. The timing and amount of the repurchase of shares (if any) will be determined by our management, based on its evaluation of market conditions and other factors. As of February 28, 2017, no repurchases of our common shares have been made under this program.

On November 21, 2008, we commenced a tender offer for the purchase of up to 6.25 million of our common shares, or approximately 13.4% of our total common shares then issued and outstanding, at a total purchase price of up to $50.0 million or $8.00 per share. The tender offer expired on December 19, 2008. Our common shares that were properly tendered and not properly withdrawn were greater than the number of shares that we offered to purchase. Consequently, we accepted for purchase on a pro rata basis 6.25 million of the shares properly tendered and not properly withdrawn by shareholders. We are holding the repurchased shares as treasury shares, which are disclosed as such on our balance sheet as of December 31, 2016.

On June 30, 2010, we commenced a tender offer for the purchase of up to 11,121,000 of our common shares, or approximately 24.9% of our total issued and outstanding common shares as of April 30, 2010, at a total purchase price of up to $100.089 million or $9.00 per share. The tender offer expired on July 28, 2010. Our common shares that were properly tendered and not properly withdrawn were greater than the number of shares that we offered to purchase. Consequently, we accepted for purchase on a pro rata basis 11,107,023 and on an “odd lot” basis 13,977 of the shares properly tendered and not properly withdrawn by shareholders. We are holding the repurchased shares as treasury shares, which are disclosed as such on our balance sheet as of December 31, 2016.

On April 30, 2014, we commenced a tender offer for the purchase of up to 5,000,000 of our common shares, or approximately 14.4% of our total issued and outstanding common shares as of February 28, 2014, at a total purchase price of up to $50 million or $10.00 per share. The tender offer expired on May 28, 2014. Our common shares that were properly tendered and not properly withdrawn were greater than the number of shares that we offered to purchase. Consequently, we accepted for purchase on a pro rata basis 4,482,132 and on an “odd lot” basis 517,868 of the shares properly tendered and not properly withdrawn by shareholders. We are holding the repurchased shares as treasury shares, which are disclosed as such on our balance sheet as of December 31, 2016.

On June 26, 2015, we commenced a tender offer for the purchase of up to 6,666,666 of our common shares, or approximately 22.05% of our total issued and outstanding common shares as of April 30, 2015, at a total purchase price of up to $49.999995 million or $7.50 per share. The tender offer expired on July 27, 2015. Our common shares that were properly tendered and not properly withdrawn were greater than the number of shares that we offered to purchase. Consequently, we accepted for purchase on a pro rata basis 6,431,411 and on an “odd lot” basis 235,255 of the shares properly tendered and not properly withdrawn by shareholders. We are holding the repurchased shares as treasury shares, which are disclosed as such on our balance sheet as of December 31, 2016.

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

Under Bermuda law, a Bermuda company is required to keep at its registered office a register of its directors and officers that is open for inspection for not less than two hours in each day by members of the public without charge. Our bye-laws extend this obligation to provide that the register of directors and officers be available for inspection by the public during normal business hours. With effect from 1 April 2016, a Bermuda company shall also file with the Bermuda Registrar of Companies in Bermuda a list of its directors, and shall notify the Registrar of any change in such directors within 30 days of any such change. The list of directors must contain the following particulars with respect to each director: (i) in the case of an individual, his present first name, surname and address; and (ii) in the case of a company, its name and the address of its registered office. The Registrar shall keep a register containing such information on directors filed and such register shall be available for public inspection subject to such conditions as the Registrar may impose and on payment of such fee as may be prescribed.

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

Our Board of Directors has the power at any time and from time to time to appoint any individual to be a director so as to fill a casual vacancy. As set forth in our bye-laws, a casual director so appointed shall hold office only until the next following annual general meeting, and if not reappointed at such annual general meeting, shall vacate office. As approved by our shareholders at our last annual general meeting, the maximum number of directors that compromise our whole Board is fixed at 9 persons. We currently have six directors (of whom two directors, namely, Ms. Funmibi Chima and Mr. Michael J. Scown, were appointed by our Board to fill casual vacancies on the Board, with effect from September 12, 2016) and three casual vacancies on our Board.

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

Registrar or Transfer Agent

Our transfer agent and branch registrar is Computershare Trust Company, N.A. In addition to a register held by Computershare Trust Company, N.A., a register of holders of the shares is maintained by Estera Services (Bermuda) Limited in Bermuda, located at Canon’s Court, 22 Victoria Street, Hamilton HM 12, Bermuda.

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

As an exempted company, we and our Bermuda subsidiaries are liable to pay in Bermuda an annual government fee calculated on a sliding scale basis by reference to our and our Bermuda subsidiaries’ respective assessable capital, which is the aggregate of our and our Bermuda subsidiaries’ respective authorized share capital and the premium on our and our Bermuda subsidiaries’ respective issued shares. For the year 2016, the applicable annual government fees were $10,455.00 for us and $1,995.00 for our Bermuda subsidiary. For the year 2017, the applicable annual government fees are $10,455.00 for us and $1,995.00 for our Bermuda subsidiary. These amounts have already been paid.

Documents on Display

Where You May Find More Information

We are required to comply with the reporting requirements of the Exchange Act applicable to a foreign private issuer. We will file annually a Form 20-F no later than four months after the close of our fiscal year, which is December 31. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short‑swing profit recovery provisions contained in Section 16 of the Exchange Act. We will furnish our shareholders with annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with IFRS as issued by the IASB. We may, although we are not obligated to do so, furnish our shareholders with semi-annual reports by mail with the assistance of a corporate services provider, which may include unaudited interim financial information. We may discontinue providing semi-annual reports at any time without prior notice to our shareholders.

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

Our activities expose us to a variety of financial risks: market risk (including currency risk, fair value interest rate risk, and cash flow interest rate risk), credit risk and liquidity risk. Our overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on our financial performance.

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

We have not engaged in foreign currency hedging activities. Historically a majority (ranging between 98% to 99%) of our revenue is denominated in USD or is received in the Hong Kong Dollar (“HKD”), RMB or New Taiwan Dollar (“TWD”). The HKD is currently pegged to the USD. The RMB weakened against the USD in 2015 and 2016. The TWD is relatively stable against the USD.

We have certain investments in foreign operations, whose net assets are exposed to foreign currency translation risk.  Currency exposure arising from the net assets of our foreign operations is managed primarily through identification of the specific risks and taking appropriate measures to alleviate the risk.

At December 31, 2016, if the RMB had weakened/strengthened by 6% (2015: 4%; 2014: 2%) against the USD with all other variables held constant, profit before tax for the year would have been $0.07 million (2015: $0.05 million; 2014: $0.8 million) lower/higher as a result of foreign currency losses/gains on translation of RMB denominated monetary assets and liabilities.

(ii)            Cash flow and fair value interest rate risk

We had no interest-bearing borrowings as of December 31, 2016 or 2015. Our exposure to changes in market interest rates is mainly attributable to our interest-bearing assets including available-for-sale financial assets, term deposits with banks and cash and cash equivalents. As of December 31, 2016 and December 31, 2015, the term deposits with banks were all fixed interest rate instruments and a majority of the available-for-sale securities were highly liquid and were short term in nature or were equity instruments. Therefore interest rate risk is considered to be insignificant.

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

In the years ended December 31, 2016 and December 31, 2015, we derived more than 90% of our revenue from customers in the Asia-Pacific region. We expect that a majority of our future revenue will continue to be generated from customers in this region. Future political or economic instability in the Asia-Pacific region could negatively impact our business.

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

Our financial liabilities which consist of accounts payable and accrued liabilities are due within 12 months, and their contractual undiscounted cash flows approximate their carrying amount as the impact of discounting is not significant.

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

Evaluation of Disclosure Controls and Procedures

As required by Rules 13a‑15(e) and 15d‑15(e) under the Exchange Act, management, with the participation of our Executive Chairman and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures as of the end of the period covered by this report. Disclosure controls and procedures refer to controls and other procedures designed to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the rules and forms of the SEC. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in our reports that we file or submit under the Exchange Act is accumulated and communicated to management, including our Executive Chairman and Chief Financial Officer, as appropriate to allow timely decisions regarding our required disclosure.

Based on the foregoing, management, with the participation of the Executive Chairman and Chief Financial Officer, have concluded that, as of December 31, 2016, the end of the period covered by this report, the Company’s disclosure controls and procedures were effective.

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

Management evaluated the effectiveness of our internal control over financial reporting as of December 31, 2016 using the 2013 framework set forth in the report of the Treadway Commission’s Committee of Sponsoring Organizations (“COSO”), “Internal Control — Integrated Framework.”

Based on the foregoing, management has concluded that our internal control over financial reporting was effective as of December 31, 2016. Our independent registered public accounting firm, PricewaterhouseCoopers LLP, has issued an audit report on our internal control over financial reporting, which is included herein.

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

Our audit committee financial expert is Eddie Heng Teng Hua, an independent director. Our other two audit committee members are David F. Jones and Michael Scown, who are also independent directors.

ITEM 16B.	CODE OF ETHICS

We have adopted a Code of Ethics that applies to our directors, officers (including our chief executive officer, chief financial officer, chief accounting officer or controller and other persons performing similar functions) and employees. Our Code of Ethics is available on our website at www.corporate.globalsources.com.

During 2016, the Company did not grant any waiver, including any implicit waiver, from any provision of the Code of Ethics to the executive chairman, the chief executive officer, chief financial officer, chief accounting officer or controller or any other person performing similar functions.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

PricewaterhouseCoopers LLP served as our independent registered public accounting firm from August 2008.
The following table shows the aggregate audit fees, audit-related fees, tax fees and all other fees for the services provided by PricewaterhouseCoopers LLP for 2016 and 2015:

	Year ended December 31,
	2016	2015

Audit fees	$846,841	$837,044
Audit-related fees	10,364	10,583
Total	$857,205	$847,627
Tax fees	26,128	48,822
All other fees	-	-
Total fees	$883,333	$896,449

Audit fees include fees associated with the review of the Company’s annual financial statements and services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years.

The audit-related fees billed to the Company by PricewaterhouseCoopers LLP for the fiscal year ended December 31, 2015 were fees for services relating to accounting workshops and training conducted for the Company. The audit-related fees for the fiscal year ended December 31, 2016 were fees for services relating to accounting workshops and training conducted for the Company.

Tax fees for the fiscal year ended December 31, 2015 for tax compliance, tax advice and tax planning consisted of review of tax returns for five subsidiaries of the Company, filing of quarterly value added tax returns for a subsidiary, assistance with value added tax matters in a local jurisdiction, assistance with tax matters in a local jurisdiction and permissible tax advice to a subsidiary. For the fiscal year ended December 31, 2016, such fees consisted of review of tax returns for five subsidiaries of the Company, filing of quarterly value added tax returns for a subsidiary, assistance with value added tax matters in a local jurisdiction and assistance with tax matters in a local jurisdiction.

For the fiscal years ended December 31, 2015 and 2016, there were no other fees incurred.

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

Under NASDAQ Stock Market Rule 5615(a)(3), foreign private issuers, such as our company, are permitted to follow certain home country corporate governance practices instead of certain provisions of the NASDAQ Stock Market Rules. A foreign private issuer that elects to follow a home country practice instead of any of such NASDAQ rules must submit to NASDAQ, in advance, a written statement from an independent counsel in such issuer’s home country certifying that the issuer’s practices are not prohibited by the home country’s laws and such foreign private issuer discloses the requirements it is not following and describes the home country practices it is following.

As a foreign private issuer, we are permitted to, and did, follow certain home country corporate governance practices instead of those otherwise required under the applicable rules of the Nasdaq Global Select Market for domestic U.S. issuers. In 2015, we provided NASDAQ with notice of noncompliance with respect to the requirement to obtain shareholders’ approval for the establishment or amendment of certain equity based compensation plans and material revisions thereto. Under the Bermuda Companies Act, there is no general requirement for equity compensation plans of a Bermuda company to be approved by its shareholders by way of a shareholders’ resolution, which is different than the requirements of the Nasdaq Global Select Market listing standards. Appleby, our Bermuda counsel, provided a letter dated January 8, 2015 to NASDAQ confirming that our election to follow Bermuda company law practice, in lieu of the requirements of NASDAQ Listing Rule 5635(c) (which provides that “shareholder approval is required prior to the issuance of securities when … [an] equity compensation arrangement… [is to be] materially amended, pursuant to which stock may be acquired by officers, directors, employees, or consultants”) is not prohibited by Bermuda law, provided that the Company shall continue to comply with those rules which are required to be followed pursuant to the provisions of NASDAQ Listing Rule 5615(a)(3). Following our home country governance practices as opposed to the requirements that would otherwise apply to a U.S. company listed on the Nasdaq Global Select Market may provide less protection to you than what is accorded to investors under the Nasdaq Global Select Market requirements applicable to domestic U.S. issuers.

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

ITEM 19.                          EXHIBITS

EXHIBIT INDEX

Exhibit No.	Description
1.1	Memorandum of Association of the Company. (2)
1.2	Bye‑laws of the Company. (23)
1.3	Amendments to the bye-laws of Global Sources Ltd., as approved at the May 6, 2002 Annual General Meeting of Shareholders. (11)
2.1	Specimen Certificate. (2)
4.2	Form of executive officer employment agreement. (1)
4.3	Employment Agreement dated November 1, 1999, by and between Trade Media Holdings Limited and Merle Hinrich. (1)
4.4	Amendment to Employment Agreement dated January 19, 2000, between Trade Media Holdings Limited and Merle Hinrich. (1)
4.5	Employment Agreement dated as of January 29, 2000, by and between LER Corporation and Merle Hinrich. (1)
4.6	Form of Restricted Stock Award and Agreement, dated as of January 29, 2000, by and between LER Corporation and Merle Hinrich. (1)
4.7	Amendment No.1 to Restricted Stock Award and Agreement dated as of February 29, 2000, by and between LER Corporation and Merle Hinrich. (1)
4.18	Form of The Global Sources Employee Equity Compensation Plan No. IV. (3)
4.19	Form of The Global Sources Employee Equity Compensation Plan No. V. (3)
4.20	Form of The Global Sources Employee Equity Compensation Plan No. VI. (4)
4.21	Form of The Global Sources Employee Equity Compensation Plan No. VII. (7)
4.22	Global Sources’ Code of Ethics (updated effective as of January 1, 2014) (approved and adopted by the Board of Directors on December 16, 2013). (23)
4.23	Form of The Global Sources Employee Equity Compensation Plan No. V (Amended). (7)
4.24	Placement Agency Agreement dated March 17, 2005, between the Company and W.R. Hambrecht & Co. LLC. (20)
4.25	Form of Purchase Agreement between the Company and certain purchasers of the common shares. (20)
4.26	Shenzhen International Chamber of Commerce Tower Subscription Agreement dated July 5, 2004 (English translation). (13)
4.27	Real Estate Sales Contract of Shenzhen (Presale) dated August 31, 2004 (English translation). (13)
4.28	Supplemental Agreement to the Contract on Purchasing Shenzhen International Commercial Chamber Center Premises dated August 31, 2004 (English translation). (13)
4.29	Summary Table of Property Units and Payment Amounts. (13)
4.30	Supplementary Agreement Concerning Alteration of Payment Method dated December 3, 2004 (English translation). (13)
4.31	Sale and Purchase Agreement, dated May 24. 2006, by and between IDG Technology Venture Investment, Inc., Trade Media Holdings Limited and International Data Group, Inc. (6)
4.32	Call Option Deed Relating to Shares in HC International, Inc., dated May 24, 2006, between Trade Media Holdings Limited and other parties thereto. (6)
4.33	Call Option Deed Relating to Equity Interest in Beijing Huicong International Information Co., Ltd., dated May 24, 2006, between Trade Media Holdings Limited and HC Construction Co., Ltd. (6)
4.34	The Global Sources Ltd. Directors Purchase Plan (as of 5 November 2005). (14)

Exhibit No.	Description
4.36	The Global Sources Share Grant Award Plan. (15)
4.37	The Global Sources Retention Share Grant Plan. (15)
4.38	Sale and Purchase Agreement, dated December 10, 2007, by and between Global Sources Ltd., Trade Media Holdings Limited and IDG Technology Venture Investment III, L.P. (16)
4.39	The Global Sources Directors Share Grant Award Plan. (17)
4.40	Directors Purchase Plan (updated effective as of January 1, 2009). (17)
4.41	Real Estate Sales Contracts of Shanghai (For Office Building) and Supplementary Terms (English translation). (8)
4.42	Summary Table of Property Units and Payment Amounts. (8)
4.45	The Global Sources Retention Share Grant Plan II (amended effective as of May 1, 2012). (18)
4.46 4.47 4.48 4.49
The Global Sources Equity Compensation (2007) Master Plan (amended effective as of January 1, 2012) (as extended to December 31, 2017).  (19)
Letter of intent for assignment of property of Shenzhen Excellence Times Square. (9)
Agreement for sale and purchase of property in Vita Tower, Hong Kong. (9)
Agreement for sale and purchase of a portion of property in Southmark building, Hong Kong. (9)

4.50	Second-Hand Real Estate Sales Contract of Shenzhen Municipality. (23)
4.51	Summary Table of Property Units and Prices. (23)
4.52 4.53	Sale and purchase agreement relating to 1 Sims Lane #08-01 Singapore 387355. (23) The Global Sources Equity Compensation (2007) Master Plan (Amended and Restated effective as of January 1, 2014). (24)
4.54	Letter of Intent for Assignment of Property of the 50th Floor of Shenzhen International Chamber of Commerce Tower. (25)
4.55	Tripartite Escrow Agreement (relating to the sale and purchase of the 50th Floor of Shenzhen International Chamber of Commerce Tower). (25)
4.56	Letter of Agreement (for transferee arrangement relating to the sale and purchase of the 50th Floor of Shenzhen International Chamber of Commerce Tower). (25)
4.57	The Declaration regarding Payment on behalf of others (relating to the sale and purchase of the 50th Floor of Shenzhen International Chamber of Commerce Tower). (25)
4.58	Second-Hand Real Estate Sales Contract of Shenzhen Municipality (relating to the sale and purchase of the 50th Floor of Shenzhen International Chamber of Commerce Tower) (first agreement). (25)
4.59	The Supplementary Agreement of Assignment of Property of the 50th Floor of Shenzhen International Chamber of Commerce Tower (first agreement). (25)
4.60	The Supplementary Agreement of Assignment of Property of the 50th Floor of Shenzhen International Chamber of Commerce Tower (second agreement). (25)
4.61	Second-Hand Real Estate Sales Contract of Shenzhen Municipality (relating to the sale and purchase of the 50th Floor of Shenzhen International Chamber of Commerce Tower) (second agreement). (25)
4.62	Letter of Agreement (relating to the change of transferee for the sale and purchase of the 50th Floor of Shenzhen International Chamber of Commerce Tower). (25)
4.63
Escrow Agreement of the Transaction Funds for Property Sale and Purchase (relating to the sale and purchase of the 50th Floor of Shenzhen International Chamber of Commerce Tower) (first agreement). (25)

4.64
Escrow Agreement of the Transaction Funds for Property Sale and Purchase (relating to the sale and purchase of the 50th Floor of Shenzhen International Chamber of Commerce Tower) (second agreement). (25)

4.65	Summary of Table Property Units and Prices. (25)
8.1	Subsidiaries of Global Sources Ltd.
12.1	Certification of the Executive Chairman pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification by the Executive Chairman pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes – Oxley Act of 2002.
13.2	Certification by the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes–Oxley Act of 2002.
14.1	Consent of Independent Accountants for incorporation of their report filed with Form 6-K into the Company’s previously filed Registration Statements File No. 333-59058 and 333-62132. (5)
14.2	Changes in Registrant’s Certifying Accountant. (12)
14.3	Letter to the SEC from the Company pursuant to SEC Release No. 33-8070, dated April 9, 2002. (5)
14.4
Consent of Independent Registered Public Accounting Firm for incorporation of their report filed under Form 20-F into the Company’s previously filed Registration Statements File No. 333-104426, 333-59058, 333-138474, 333-202510 and 333-204083.

14.5
Consent of Savills Valuation and Professional Services Limited for incorporation of their valuation of properties as at December 31, 2016 and their name which appears in the Company’s Annual Report on Form 20-F into the Company’s previously filed Registration Statements File No. 333-104426, 333-59058, 333-138474, 333-202510 and 333-204083.

Exhibit No.	Description
14.6
Consent of Savills Valuation and Professional Services (S) Pte Ltd for incorporation of their valuation of properties as at December 31, 2016 and their name which appears in the Company’s Annual Report on Form 20-F into the Company’s previously filed Registration Statements File No. 333-104426, 333-59058, 333-138474, 333-202510 and 333-204083.

14.10	Press release dated February 4, 2008 to announce share buyback program . (21)
14.11	Press release dated February 12, 2009 to announce the bonus share issue by Global Sources Ltd. (22)
14.12	Letter to Securities and Exchange Commission from the Company’s previous Independent Registered Public Accountants. (17)
___________________

(1)	Incorporated by reference to Form F-1 filed with the Securities and Exchange Commission on March 27, 2000.
(2)	Incorporated by reference to Form 20-F Annual Report of Global Sources Ltd. filed with the Securities and Exchange Commission on June 30, 2000.
(3)	Incorporated by reference to Form 20-F Annual Report of Global Sources Ltd. filed with the Securities and Exchange Commission on April 5, 2001.
(4)	Incorporated by reference to Form S-8 Registration Statement filed with the Securities and Exchange Commission on June 1, 2001.
(5)	Incorporated by reference to Form 6-K filed with the Securities and Exchange Commission on April 25, 2002.
(6)
Incorporated by reference to Form 20-F Annual Report of Global Sources Ltd. filed with the Securities and Exchange Commission on June 12, 2006 and confidential treatment requested (the confidential portions of such exhibits have been omitted and filed separately with the Securities and Exchange Commission)

(7)	Incorporated by reference to Form S-8 Registration Statement filed with the Securities and Exchange Commission on April 10, 2003.
(8)	Incorporated by reference to Form 20-F Annual Report of Global Sources Ltd. filed with the Securities and Exchange Commission on April 26, 2012.
(9)	Incorporated by reference to Form 20-F Annual Report of Global Sources Ltd. filed with the Securities and Exchange Commission on April 26, 2013.
(10)	Incorporated by reference to Form 20-F Annual Report of Global Sources Ltd. filed with the Securities and Exchange Commission on April 30, 2002.
(11)	Incorporated by reference to Form 6-K filed with the Securities and Exchange Commission on May 6, 2002.
(12)	Incorporated by reference to Form 6-K filed with the Securities and Exchange Commission on August 13, 2002.
(13)	Incorporated by reference to Form 20-F Annual Report of Global Sources Ltd. filed with the Securities and Exchange Commission on May 13, 2005.
(14)	Incorporated by reference to Form S-8 Registration Statement filed with the Securities and Exchange Commission on November 7, 2006.
(15)	Incorporated by reference to Form 20-F Annual Report of Global Sources Ltd. filed with the Securities and Exchange Commission on June 28, 2007.
(16)	Incorporated by reference to Form 20-F Annual Report of Global Sources Ltd. filed with the Securities and Exchange Commission on June 25, 2008.
(17)	Incorporated by reference to Form 20-F Annual Report of Global Sources Ltd. filed with the Securities and Exchange Commission on June 26, 2009.
(18)	Incorporated by reference to Form 6-K filed with the Securities and Exchange Commission on May 11, 2012.
(19)	Incorporated by reference to Form 6-K filed with the Securities and Exchange Commission on December 21, 2012.
(20)	Incorporated by reference to Form 6-K filed with the Securities and Exchange Commission on March 21, 2005.
(21)	Incorporated by reference to Form 6-K filed with the Securities and Exchange Commission on February 5, 2008.
(22)	Incorporated by reference to Form 6-K filed with the Securities and Exchange Commission on February 12, 2009.

(23)	Incorporated by reference to Form 20-F Annual Report of Global Sources Ltd. filed with the Securities and Exchange Commission on April 28, 2014.
(24)	Incorporated by reference to Form S-8 Registration Statement filed with the Securities and Exchange Commission on March 5, 2015.
(25)	Incorporated by reference to Form 20-F Annual Report of Global Sources Ltd. filed with the Securities and Exchange Commission on April 26, 2016.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.
GLOBAL SOURCES LTD. By: /s/ Connie Lai Connie Lai, Chief Financial Officer

Date: April 26, 2017